Form 20-F
period 2003-03-31
NIDEC CORP
filed 2003-07-07
CIK 1158967

Index to Consolidated Financial Statements and Information.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-5238

Nihon Densan Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

NIDEC CORPORATION

(Translation of Registrant’s name into English)

Japan	338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31,  2003, 63,566,081 shares of common stock were outstanding, including 171,300 shares represented by 171,300 American Depositary Shares .

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐   Item 18☒

*

Not for trading, but only in connection with the listing of the American Depositary Shares, each representing one share of Common Stock.

Index to Consolidated Financial Statements and Information.

As used in this annual report, unless otherwise specified, references to “Nidec” are to Nidec Corporation, and references to “we,” “our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.

As used in this annual report, “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

As used in this annual report, “ADS” means an American Depositary Share, and “ADR” means an American Depositary Receipt.

In tables appearing in this annual report, figures may not add up to totals due to rounding.

Index to Consolidated Financial Statements and Information.

PART I

Item 1.

Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.

Offer Statistics and Expected Timetable.

Not applicable.

Index to Consolidated Financial Statements and Information.

Item 3.

Key Information.

A.

Selected Financial Data.

The following tables include selected historical financial data as at and for the years ended March 31, 1999 through 2003. The data for the years ended March 31, 2001, 2002 and 2003 in the first table is derived from our audited consolidated financial statements prepared in accordance with the U.S. GAAP. The data for the years ended March 31, 1999 through 2003 in the second table is derived from our audited consolidated financial statement prepared in accordance with Japanese GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

U.S. GAAP Selected Financial Data

	Year ended March 31,
	2001	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥172,710	¥193,332	¥231,836	$1,928,752
Cost of products sold	144,594	159,442	187,306	1,558,286
Selling, general and administrative expenses	12,810	17,691	21,302	177,221
Operating income	10,063	10,472	16,404	136,473
Income before provision for income taxes (1)	15,138	11,477	10,911	90,774
Net income	10,711	6,580	10,680	88,852
Balance sheet data (period end):
Total assets	¥216,999	¥257,911	¥257,932	$2,145,857
Short-term borrowings	43,937	58,395	64,597	537,413
Current portion of long-term debt	3,839	15,365	8,951	74,467
Long-term debt	30,888	21,360	16,388	136,339
Total shareholders’ equity	78,575	85,475	88,557	736,747
Common stock	26,455	26,469	26,485	220,341
Number of shares outstanding	63,549,008	63,563,653	63,574,729	63,574,729
Per share data:
Net income per share-basic (2)	¥168.72	¥103.53	¥168.01	$1.40
Net income per share-diluted (2)	159.92	98.85	159.82	1.33
Cash dividends paid per share	15.00	27.50	20.00	0.16

Notes:

(1)

Under U.S. GAAP, income before provision for income taxes does not include equity in net income/losses of affiliated companies.

(2)

Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec). All per share amounts have been restated to reflect the retroactive effect of the 2 for 1 stock split that took effect on May 19, 2000. More detailed information regarding diluted shares outstanding is included in Note 20 in our consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

Japanese GAAP Selected Financial Data

	Year ended March 31,
	1999	2000	2001	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥132,594	¥138,505	¥249,238	¥281,069	¥298,641	$2,484,534
Cost of products sold	103,852	110,849	204,410	229,433	238,851	1,987,113
Selling, general and administrative expenses	12,520	13,230	28,795	35,428	36,928	307,221
Operating income	16,221	14,425	16,033	16,206	22,861	190,191
Income before income taxes (1)	11,975	8,404	17,152	11,717	12,712	105,757
Net income	5,674	6,079	9,956	6,461	6,485	53,952
Balance sheet data (period end):
Total assets	¥148,973	¥161,309	¥305,677	¥299,013	¥305,318	$2,540,083
Short-term borrowings	9,517	13,650	57,341	59,428	65,496	544,892
Current portion of long-term debt	1,847	2,463	4,182	13,695	8,376	69,684
Long-term debt	29,420	28,724	30,061	19,326	14,466	120,349
Total shareholders’ equity	68,304	77,483	82,175	89,551	90,142	749,933
Common stock	25,539	26,358	26,454	26,468	26,485	220,341
Number of shares outstanding	31,512,977	31,721,969	63,549,008	63,563,653	63,574,729	63,574,729
Per share data:
Net income per share-basic (2)	¥183.01	¥192.18	¥163.65	¥101.67	¥100.08	$0.83
Net income per share-diluted (2)	176.57	180.37	154.86	97.09	95.66	0.80
Cash dividends declared per share	30	30	20	25	25	0.21

__________

Notes:

(1)

Under Japanese GAAP, income before income taxes includes equity in net income/losses of affiliated companies.

(2)

Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec).

There are differences between Japanese GAAP and U.S. GAAP. They primarily relate to the statement of cash flows, disclosure of segment information, the scope of consolidation, accounting for derivatives, deferred income taxes, accounting for investments in certain equity securities, accounting for lease transactions, accrued compensated absences, accounting for employee retirement and severance benefits, accounting for the impairment of long-lived assets, earnings per share and comprehensive income. Also, under Japanese GAAP, a restatement of prior years’ financial statements reflecting the effect of a change in accounting policies is not required.

Our results of operations for the year ended March 31, 2003 as reported in our U.S. GAAP and Japanese GAAP consolidated financial statements differ substantially mainly because of the difference in the scope of consolidation. For that year, we consolidated 18 more entities in our Japanese GAAP consolidated financial statements than in our U.S. GAAP consolidated financial statements. We were required to consolidate these additional entities in our Japanese GAAP consolidated financial statements because, with respect to each of those entities: (i) we were regarded as possessing a majority of the entity’s voting shares because of the existence of a sufficient number of shareholders of the company that did not exercise their voting rights at the shareholders’ general meetings; or (ii) our current or former executives or employees comprised a majority of the board of directors of the entity. These 18 entities had combined net sales of ¥86 billion in the year ended March 31, 2003.

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥120.20 per $1.00 which was the approximate exchange rate in Japan on March 31, 2003.

Index to Consolidated Financial Statements and Information.

	High	Low	Average	Period-end
Year ended March 31,
1999	¥147.14	¥108.83	¥128.10	¥118.43
2000	124.45	101.53	110.02	102.73
2001	125.54	104.40	111.65	125.54
2002	134.77	115.89	125.05	132.70
2003	133.41	115.71	121.95	118.07
Calendar period
January 2003	120.18	117.80	118.81	119.96
February 2003	121.30	117.14	119.34	118.22
March 2003	121.42	116.47	118.69	118.07
April 2003	120.55	118.25	119.90	119.07
May 2003	119.50	115.94	117.37	119.50
June 2003	119.87	117.46	118.33	119.87

The above table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

As of July 1, 2003, the noon buying rate was ¥119.45 per $1.00.

B.

Capitalization and Indebtedness.

Not applicable.

C.

Reasons for the Offer and Use of Proceeds.

Not applicable.

D.

Risk Factors.

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

If the shift from conventional ball bearing technology to fluid dynamic bearing technology in the hard disk drive industry does not continue as rapidly as we now expect, we will suffer adverse financial consequences

Our primary customers are manufacturers of hard disk drives, and the largest portion of our revenues is generated by sales of spindle motors designed for the hard disk drive industry. We believe this industry is currently undergoing a major technological change from hard disk drives that use spindle motors with conventional ball bearings to hard disk drives that use spindle motors with fluid dynamic bearings. We believe that almost all the 2.5-inch hard disk drive market has shifted to fluid dynamic bearing technology and are expecting this trend to continue in the 3.5-inch and other hard disk drive markets. We have already made substantial investments in production facilities in anticipation of a fundamental shift from ball bearing technology to fluid dynamic bearing technology. However, there are several reasons why the shift from ball bearing hard disk drive spindle motors to fluid dynamic bearing hard disk drive spindle motors may not occur as rapidly as necessary to avoid adverse financial consequences to us, including:

Index to Consolidated Financial Statements and Information.

•

The market for fluid dynamic bearing motors has only recently begun to emerge and is dependent on the future development of, and substantial demand for, data storage products that offer greater storage capacity. This demand for higher capacity data storage products may not develop as rapidly as we anticipate.

•

Rapid changes and advancements in technology are common in this industry and it is possible that competitors could develop alternative technology or competing products, including alternative fluid dynamic bearing models, that could reduce the demand for our fluid dynamic bearing motors.

For these reasons, we may not achieve sales of fluid dynamic bearing motors in accordance with our expected targets.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. For the year ended March 31, 2001, sales to our largest customer, Seagate, were approximately 13% of total net sales and for the year ended March 31, 2002, sales to our largest customer, Seagate, were approximately 16% of total net sales. For the year ended March 31, 2003, sales to our largest customer, Seagate, were approximately 16% of total net sales. Sales to our six largest customers represented approximately 49% of our net sales for the year ended March 31, 2001, approximately 49% for the year ended March 31, 2002 and approximately 41% for the year ended March 31, 2003. The number of hard disk drive manufacturers is limited and, historically, orders from a limited number of these manufacturers accounted for a substantial portion of our revenues. For example, over 10% of our net sales of our hard disk drive spindle motors account for two customers, one customer and one customer during the year ended March 31, 2001, 2002 and 2003, respectively.

On January 6, 2003, storage technology businesses of Hitachi Ltd. and IBM were combined and Hitachi Global Storage Technologies was founded. The new company is the third largest manufacturer of hard disk drives in the world. As a result of this development, our customer base will be more highly concentrated.

Our customer base is also highly concentrated in our other product markets such as brushless DC motors, fans, machinery and power supplies. Our accounts receivable are likewise concentrated. At March 31, 2001 six customers represented ¥16.7 billion, or 46%, of the gross accounts receivable. At March 31, 2002, six customers represented ¥18.5 billion, or 40%, of our gross accounts receivable. At March 31, 2003, six customers represented ¥19.7 billion, or 39%, of our gross accounts receivable. As a result of customer concentration, our net sales could be significantly impacted in the event of:

•

a significant reduction, delay or cancellation of orders from one or more of our significant customers;

•

a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed components, for inclusion in future product generations; or

•

financial difficulties affecting one or more significant customers.

We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders, we may not be able to replace these orders with orders from new customers and this would significantly impact our business, operating results and financial condition. Such fluctuations could materially harm our business, financial condition and operating results.

Index to Consolidated Financial Statements and Information.

We depend on the computer industry, and our business is being adversely affected by a decline in the computer market during the current fiscal year

Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales depends on sales of computers and computer peripherals. Revenue from hard disk drive spindle motors accounted for 46.7% of our net sales for the year ended March 31, 2001, 48.5% for the year ended March 31, 2002 and 42.2% for the year ended March 31, 2003. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances, automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

•

rapid technological change;

•

frequent new product introductions and short product life cycles;

•

significant price competition and price erosion;

•

fluctuating inventory levels;

•

alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

•

variations in manufacturing costs and yields; and

•

significant expenditures for capital equipment and product development.

The computer market has grown substantially in recent years but has experienced a significant downturn since December 2000, which is characterized by lower product demand and accelerated reduction of product prices. These conditions have prompted restructuring of operations by hardware manufacturers, including makers of hard disk drives. For example, during August 2001, it was reported that Fujitsu had decided to stop manufacturing hard disk drives for desktop computers to concentrate on the manufacturing of hard disk drives for servers and laptop computers. Our sales to Fujitsu, which represented 8.9% of our total net sales for the year ended March 31, 2001, 5.6% for the year ended March 31, 2002 and 3.7% for the year ended March 31, 2003, were comprised of various products including spindle motors for desktop computers, as well as spindle motors for use in non-desktop computers such as servers or notebook computers which Fujitsu reportedly continues to manufacture. The Fujitsu restructuring or similar moves by other manufacturers in the future could have a material negative impact on our results of operations if we are unable to increase spindle motor sales to other hard disk drive manufacturers or increase sales to Fujitsu of spindle motors for non-desktop use.

The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to one month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Our inventory was ¥19.5 billion at March 31, 2001, ¥19.6 billion at March 31, 2002 and ¥17.0 billion at March 31, 2003. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand which could have a material adverse effect on our business, financial condition and results of operations.

Index to Consolidated Financial Statements and Information.

We are facing downward pricing pressure in our main product markets and this decline could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue and perhaps even increase in the future. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors fell by approximately 7% during the year ended March 31, 2001, by 13% during the year ended March 31, 2002 and by 8% during the year ended March 31, 2003. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed

We rely on third party suppliers for some of the materials and equipment used in our manufacturing processes, including connectors, electric circuit unit assemblies and ball bearings. Even though we are decreasing our reliance on ball bearing suppliers as a result of the shift to fluid dynamic bearing spindle motors, our production capacity would nevertheless be limited if one or more of these materials were to become unavailable or available in reduced quantities or if we were unable to find alternative suppliers. If our source of materials and supplies were unavailable for a significant period of time, our operating results would be adversely affected.

We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations

Our major competitors in the area of hard disk drive spindle motors have increased their production capacity in recent periods, which has resulted in intensified competition and a reduction in prices. This trend of fierce competition and price erosion is likely to intensify as a result of the recent global slowdown in computer sales. Several spindle motor competitors are also active in the development and marketing of fluid dynamic bearing hard disk drive spindle motors. It is also possible that ball bearing or other subcomponent manufacturers will try to enter the spindle motor market. In the area of mid-size motors for automobiles and household appliances, some of our competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than we do and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than we do. Other competitors, principally those based in Korea and Taiwan, are producing lower-cost brushless DC fans and motors that make it difficult for us to increase market share.

To remain competitive in our core business area of spindle motors and to increase our competitiveness in other motor markets in which we are attempting to expand our business, we believe that we must maintain a substantial investment in research and development and expand our manufacturing capability, marketing, sales efforts and customer service and support. We must also develop new products and enhance our existing products in a timely manner. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments, or we may not make the technological advances necessary to maintain our competitive position so that our products will receive industry acceptance. We anticipate that we may have to adjust prices on many of our products to stay competitive and our profit margins may fall. In addition, technological changes, manufacturing efficiencies or development efforts by our competitors may render our products or technologies obsolete or uncompetitive. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

We may be unable to commercialize new product lines or deliver our customized products to satisfy specific customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and future sales

Many of our customers work directly with component suppliers such as us to design and build customized products for specific needs. A significant portion of our contracts with these customers require us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines, we may not be able to meet our customers’ product needs or timetables. Although we have not had such problems in the past, any future failure to meet significant customer requirements could damage our reputation and impede our ability to expand our business into these new products and markets.

Index to Consolidated Financial Statements and Information.

We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data

Our small precision motors and other products are a key component in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed to defects in our motors or their design, we might be drawn into disputes with our customers, our reputation could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims.

Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the following principal factors:

•

fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our motor and drive technology products are sold and used, including the computer industry;

•

translation effect of exchange rate fluctuations on the results of our overseas subsidiaries;

•

the availability and extent of utilization of our manufacturing capacity;

•

changes in our product or customer mix;

•

entry of new competitors;

•

cancellation or rescheduling of significant orders, which can occur on short notice;

•

deferrals of customer orders in anticipation of new products or enhancements; and

•

component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources.

Index to Consolidated Financial Statements and Information.

Since a large portion of our operating expenses, including equipment depreciation, rent, salaries, capital leases and interest payments are relatively fixed and difficult to reduce or adjust against any decrease in revenue as a result of fluctuations in product demand or otherwise might not be offset by a reduction in expenses and could have a material adverse effect on our business, financial condition and results of operations.

Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful or if we are unable to find acquisition targets

We have achieved much of our growth by acquiring other companies that have provided us with complementary technologies and product lines. To the extent that we are unable to make successful acquisitions, we may not be able to expand our product range and our growth rates could be adversely affected. Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required and may continue to require significant resources. There can be no assurance that our investments will generate the operational and financial returns we expect. The success of future acquisitions will depend upon factors such as:

•

our ability to manufacture and sell the products of the businesses acquired;

•

continued demand for these acquired products by our customers;

•

our ability to integrate the acquired business’ operations, products and personnel;

•

our ability to retain key personnel of the acquired businesses; and

•

our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses.

We may incur financial losses from an unprofitable joint venture with Johnson Electric

We have entered into a joint venture with Nidec Johnson Electric (Hong Kong) Limited which has not generated profits to date. The joint venture, Nidec Johnson, is comprised of two separate entities, Nidec Johnson Electric (Hong Kong) Limited and Nidec Johnson Electric Corporation. For the year ended March 31, 2001, Nidec Johnson Electric (Hong Kong) Limited recorded ¥400 million of net loss and Nidec Johnson Electric Corporation reported ¥33 million of net income. For the year ended March 31, 2002, Nidec Johnson Electric (Hong Kong) Limited recorded ¥ 514 million of net loss and Nidec Johnson Electric Corporation reported ¥12 million of net income. For the year ended March 31, 2003, Nidec Johnson Electric (Hong Kong) Limited recorded ¥189 million of net loss and Nidec Johnson Electric Corporation reported ¥34 million of net loss. This venture may neither achieve profitability nor be able to meet its anticipated working capital needs. If it fails to lower costs and expand sales and services, it will be unable to generate profits. If it fails to generate profits, we may incur financial losses as a result of funding obligations under our agreement with our joint venture partner or in terminating the joint venture agreement and discontinuing operations.

Our growth places strains on our managerial, operational and financial resources

Our future success depends on our ability to expand our organization in line with the growth of our business, including the integration of recently added affiliates within the Nidec group. However, our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our recent acquisitions and any further growth by us or our subsidiaries or affiliates or an increase in the number of our strategic relationships will continue to increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

Index to Consolidated Financial Statements and Information.

We could be harmed by litigation involving patents and other intellectual property rights

We have patent protection on certain aspects of our technology and also rely on trade secret, copyright and trademark laws, as well as contractual provisions to protect our proprietary rights. We face the following risks:

•

we could incur substantial costs in defending us against claims of infringement of the intellectual property of others and such claims could, if they were to result in damage awards against us and in orders to pay for the use of previously unrecognized third-party intellectual property or in injunctions preventing us from continuing aspects of our business, have a material adverse effect on our business, financial condition and results of operations.

•

our protective measures may not be adequate to protect our proprietary rights;

•

other parties, including competitors with substantially greater resources, may independently develop or otherwise acquire equivalent or superior technology, and we may be required to pay royalties to license intellectual property of those parties;

•

patents may not be issued pursuant to our current or future patent applications, and patents issued pursuant to such applications or any patents we own or have licenses to use may be invalidated, circumvented or challenged;

•

the rights granted under any such patents may not provide competitive advantages to us or adequately safeguard and maintain our technology;

•

we could incur substantial costs in seeking enforcement of our patents against infringement or the unauthorized use of our trade secrets and proprietary know how by others; and

•

the laws of foreign countries in which our products are manufactured and sold may not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, and such laws may not be enforced in an effective manner.

For specific information relating to two intellectual property disputes that could have an adverse effect on our results of operations, see Item 4.B. “Business Overview—Legal Proceedings.”

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

Sales to customers outside Japan accounted for 67.6% of our consolidated net sales during the year ended March 31, 2001, 68.8% during the year ended March 31, 2002 and 64.4% during the year ended March 31,2003. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen against the U.S. dollar will generally have a negative effect on our operating income and net income. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

Index to Consolidated Financial Statements and Information.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the nine operating segments that we report in our consolidated financial statements: Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation, and Nidec Tosok Corporation. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. In addition, year-end closing adjustments and other items are not included in segmental totals. These aspects of our segment data could make it more difficult for us to evaluate the relative performance of individual segments and our overall operations in a timely manner, as compared with segment data compiled on a uniform U.S. GAAP basis.

We rely on production in developing countries which may become politically or economically unstable in the future and face risks including any negative impacts of Severe Acute Respiratory Syndromes, or SARS, from international operations

We produce and sell a large percentage of our products at locations in the following developing countries: China, Thailand, Malaysia, Indonesia, the Philippines and Vietnam. In particular, we are growing increasingly reliant on our production bases in China where we continue to move manufacturing operations in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we would be able to continue to manufacture our products cost-efficiently or at all. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there. Dependence on overseas production, even in under-developing countries, and managing international operations expose us to a number of additional risks associated with foreign commerce, including the following:

•

economic slowdown or downturn in the relevant industries in foreign markets;

•

international currency fluctuations;

•

general strikes or other disruptions in working conditions;

•

political instability;

•

trade restrictions or changes in tariffs;

•

the difficulties associated with staffing and managing international operations;

•

generally longer receivables collection periods;

•

unexpected changes in or imposition of new legislative or regulatory requirements;

•

relatively limited protection for intellectual property rights in some countries; and

Index to Consolidated Financial Statements and Information.

•

potentially adverse taxes.

•

negative impact of SARS

We may become subject to more stringent environmental regulations in the future

Our operations and manufacturing processes are subject to a wide range of environmental laws and regulations in Thailand, the Philippines, Singapore, Japan, the United States and other countries in which we have production facilities. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could be significant, which would increase our cost of production and materially and adversely affect our business, financial condition and results of operations.

We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business

Our continued success will depend to a significant extent on the efforts and abilities of our founder and current President and CEO, Mr. Shigenobu Nagamori. Mr. Nagamori is actively engaged in our management and determines our strategic direction, especially with regard to acquisition activity. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Nagamori, his sudden departure could have a material adverse effect on our operations, financial condition and operating results.

For our business to continue effectively, we will need to attract and retain qualified personnel

Our business depends on the continued employment of our senior management, engineering and other technical personnel, many of whom would be extremely difficult to replace. To maintain our current market position and support future growth, we will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is extremely intense, and there can be no assurance that we and our affiliates will be able to attract and retain such additional personnel.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well

As of March 31, 2003, there were 63,566,081 shares of our common stock issued and outstanding, including 11,637,842 shares beneficially owned by our President and CEO, Mr. Shigenobu Nagamori, representing 18.3% of the outstanding shares. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Osaka Securities Exchange, the Tokyo Stock Exchange and otherwise in Japan. Additional sales of a substantial amount of our common stock in the public market, or the perception that sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions, and we may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

Japan’s unit share system imposes restrictions in holdings of our common stock that do not constitute whole units

Pursuant to the Commercial Code of Japan relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 100 shares of our stock constitute one “unit.” The Commercial Code imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. In general, holders of shares constituting less than a unit do not have the right to vote, institute derivative actions or examine our accounting books and records. The transferability of our shares constituting less than one unit is significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. However, holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit and, therefore, they will be unable to exercise the right to require us to purchase the underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit may not have access to the Japanese markets to sell their shares through the withdrawal mechanism.

Index to Consolidated Financial Statements and Information.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

A holder of our ADSs will have fewer rights than a shareholder has and will have to act through the depositary to exercise those rights

The rights of the shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company’s accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agent, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs as instructed by the ADS holder and will pay to ADS holders the dividends and distributions collected from us. However as an ADS holder you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights in your capacity as ADS holder.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

Index to Consolidated Financial Statements and Information.

It may not be possible for investors to effect service of process within the United States upon us or our Directors or Corporate Auditors or to enforce against us or these persons judgements obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our Directors and Corporate Auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgment obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Our Japanese counsel, Tokyo Aoyama Aoki Law Office, has advised us that there is doubt as to the enforceability in Japan, in original actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in “Risk Factors” and elsewhere in this annual report and include, but are not limited to:

•

our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development;

•

general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending;

•

exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated;

•

our ability to acquire and successfully integrate companies with complementary technologies and product lines; and

•

adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

•

any negative impacts on our businesses from diseases spread widely in the countries where we have production plants such as SARS.

Index to Consolidated Financial Statements and Information.

Item 4.

Information on the Company.

A.

History and Development of the Company.

Nidec is a joint stock corporation that was incorporated and registered under the Commercial Code of Japan on July 23, 1973 under the name of Nidec Corporation.  Our corporate headquarter is at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan.  Our telephone number is 81-75-935-6140.  We currently operate through 37 subsidiaries located in 12 countries, and ten affiliated companies located in five countries. As of March 31, 2003, we had 33,331 employees worldwide, 89.2% of which were employed outside Japan.

A major part of our growth strategy has involved the acquisition of and investment in other companies. In some cases we have acquired an outright majority of the target company’s shares, while in other cases we have acquired a substantial portion, but less than 50%, of the outstanding shares of the company. The discussions of our business and results of operations in this annual report reflect the consolidation under U.S. GAAP of our 37 majority-owned subsidiaries. In addition to those companies, we have equity interests in ten affiliates that are accounted for under the equity method. It is possible that we may increase our shareholding in one or more of these affiliates in the current or future fiscal years which would result in their consolidation. Additional detail about the business and results of several of our major affiliates is given below.

The following list presents a selected history of our major acquisition activities related to the expansion of our small precision motors and machinery and power supplies business:

Small Precision Motors and Related Products

Year	Event

1989

We acquired Shinano Tokki Co., Ltd, a leading manufacturer of spindle motors for hard disk drives, from Teac Corporation, a leading manufacturer of audio equipment and magnetic recording devices for PCs. As a result, we gained the largest market share of the spindle motors in the world.

1995

We acquired 38.5% of Kyoritsu Machinery Co., Ltd. and changed its name to Nidec Machinery Corporation. We subsequently increased our ownership to 60.0%. This company manufactures factory automation equipment for small precision motor assemblies and automated measuring instruments.

1995

We acquired newly issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, constituting 36.7% of its then outstanding shares. We subsequently increased our ownership to 51% and have consolidated its results since February 2002. Nidec Shimpo is a leading manufacturer of stepless automatic transmission mechanisms for automobiles.

Index to Consolidated Financial Statements and Information.

Year	Event

1997

Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, acquired 90.0% of the outstanding shares of Read Corporation, currently Nidec-Read Corporation, from Nippon Steel Chemical Co., Ltd. We currently own 18.9%, directly and our affiliate, Nidec-Shimpo, owns 40.0% of Nidec-Read. Nidec-Read manufactures engineering inspection equipment for electronics components, including printed circuit boards, ceramics, semiconductors and automotive parts. Nidec-Read Corporation became our majority-owned subsidiary in February 2002 as a result of our acquisition of additional shares of Nidec-Shimpo Corporation.

1998

We acquired 17.7% of the outstanding shares of Copal Co., Ltd., currently Nidec Copal Corporation, from Fujitsu Limited. We subsequently increased our ownership of Nidec Copal to 42.8%. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics Corporation is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We have increased our ownership of Nidec Copal Electronics to 40.0%. Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems.

1998

We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering. We owned 40.0% of the joint venture. We subsequently dissolved the joint venture and purchased the other 60.0% from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary. Nidec Shibaura develops and manufactures precision motors for electric appliances and automobiles. Through Nidec Shibaura, we hope to accelerate the pace of development of new, highly competitive products in the worldwide market of motors for household appliances and automobiles.

1999

In October, we acquired 71.0% of the outstanding shares of Nemicon Corporation, currently Nidec Nemicon Corporation. Later that year we acquired an additional 2.1%. Nemicon Corporation produces optical rotary encoders, proximity sensors and other electronic equipment. We believe that Nemicon’s main products will have synergies with our products and those of our affiliate, Nidec Copal.

2000

We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, currently Nidec Power Motor, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services mid-size motors for industrial equipment and home electrical appliances. This acquisition is in line with our strategic plan to expand our business into the field of mid-size motors.

2003

In April 2003, Nidec and Nidec-Shimpo Corporation entered into a share exchange agreement, by which Nidec-Shimpo will become wholly-owned subsidiary of Nidec by way of share exchange. The scheduled effective date of the share exchange is October 1, 2003.

Index to Consolidated Financial Statements and Information.

Power Supply Products

Year	Event

1989	We entered the industry of power supply manufacturing when we acquired DC Pac Co., Ltd., a power supply maker, which changed its corporate name to Ibaragi Nidec Corporation.
1991

Nidec America Corporation acquired Power General Corporation, a U.S. manufacturer of power supply products, from Unitrode Corporation, a U.S. electronics components manufacturer listed on the New York Stock Exchange. Following the acquisition, Power General Corporation merged into Nidec America Corporation and became our Power   General Division.

1993	We acquired all the shares of Masaka Electronics Co. Ltd., a power supply manufacturer. Masaka merged with Ibaragi Nidec Corporation and formed Nidec Power General Corporation.
1997

Potrans Electronical Corp., Ltd, a leading Taiwanese power supply manufacturer, whose shares are traded on the OTC market in Taiwan, acquired through its subsidiary, Potrans Japan Co., Ltd., new shares issued in a third party allotment by Nidec Power General Corporation which changed its name to Nidec Potrans Corporation. We subsequently increased our ownership of Nidec Potrans Corporation to 97.2%. We sold our interest in Nidec Potrans effective September 30, 2001.

2002

In July 2002, Nidec America Corporation, our wholly owned subsidiary, sold the operating assets of its power supplies division to Ault Incorporated, a manufacturer of external power conversion product based in Minneapolis.

For the years ended March 31, 2003, 2002 and 2001, our capital expenditures, as shown in our consolidated statements of cash flows for those years, were ¥21,715 million, ¥19,270 million and ¥9,822 million, respectively. Major capital expenditures for the last three fiscal years included plants and equipments for hard disk spindle motors that have fluid dynamic bearings in Thailand and the Philippines.   We have had no recent significant divestiture nor any significant divestitures currently being made.

B.

Business Overview.

Overview

We are the world’s leading manufacturer of spindle motors for computer hard disk drives and also produce a variety of other small precision brushless DC motors. We ship our spindle motors to hard disk drive manufacturers throughout the world. For the year ended March 31, 2003, our net sales of hard disk drive spindle motors amounted to ¥97,717 million, representing 42.1% of total net sales of ¥231,836 million. For the year ended March 31, 2002, net sales of hard disk drive spindle motors totaled ¥93,748 million, or 48.5% of our total net sales of ¥193,332 million. For the year ended March 31, 2001, net sales of hard disk drive spindle motors amounted to ¥80,614 million, or 46.7% of total net sales of ¥172,710 million. We have become one of the first spindle motor manufacturers to commence mass production of next-generation hard disk drive spindle motors that have fluid dynamic bearings, as opposed to conventional ball bearings, in anticipation of increased demand for such motors.

Index to Consolidated Financial Statements and Information.

In addition to spindle motors, we focus on the production of:

•

other small precision brushless DC motors used in high-speed, continuous-duty applications such as CD-ROM drives, CD-read/write, or R/W, DVD drives, high-capacity floppy disk drives, as well as in office equipment such as facsimile machines, laser printers and photocopy machines;

•

brushless DC fans, which are incorporated in computers, game consoles and other electronic equipment to disperse heat and lower the temperature of critical components;

•

mid-size brushless DC motors used in household appliances, automobiles and industrial equipment; and

•

machinery and power supplies.

Our affiliates accounted for using the equity method also manufacture products such as miniature vibration motors for mobile phones, camera shutters and polygon scanners for laser printers.

In order to better respond to pricing pressure and customer demands, we have established various overseas operations for research and development, production and sales. We currently have research and development facilities, production facilities and sales offices located in Japan, Asia, North America and Europe. Most of our research and development facilities are concentrated in Japan, where we focus on the development of next-generation motor and drive technology products. Most of our production facilities in subsidiary form are located in Asian countries such as China, Thailand, the Philippines and Singapore. This allows us to take advantage of lower labor costs while also gaining more direct access to our customers’ production facilities in these regions.

In recent years, we have sought to grow and expand the range of our products by investing in or acquiring companies with technologies in motor, drive and other related products. These investments and acquisitions have provided us with ready access to markets for new products and personnel who can work with us in developing products that incorporate their technologies and ours. The products and operating results of recently acquired consolidated subsidiaries are covered within the description of our business. We also have acquired minority interests in a number of affiliates. Currently, the two largest affiliates that we have invested in are public companies in Japan and we hold, directly or indirectly, a 50% or less ownership interest in each affiliate. We account for these affiliates under the equity method. These two companies and their operations are described under Item 4.C. “Organizational Structure—Major Affiliates.”

Basic Characteristics of Electric Motor

The following basic characteristics of electric motor is meant to provide some background information that will help you understand recent trends relating to electric motors, our primary products.

In the first half of the twentieth century, electric motors had a limited number of uses such as driving industrial machinery and pumps. However, with the proliferation of household appliances after World War II, electric motors came to be used in a wider variety of applications and products such as air conditioners, washing machines, refrigerators and other household appliances. Today, sophisticated motors are required by many of the electronic products that have fueled the communications and information technology revolution. In fact, electric motors literally drive these products. Electronic products in all markets are becoming increasingly sophisticated, offering greater “intelligence” through the use of microprocessors, micro disk drives and other components. This increasing complexity requires more precise power quality and greater power reliability. In addition, the increasing costs of electricity, coupled with government regulations and environmental concerns, have caused an increased demand for more energy-efficient motors. All these trends are contributing to the increased demand for more advanced electric motors and rotational equipment technology.

Index to Consolidated Financial Statements and Information.

Small precision motors can be classified into three broad categories based on the underlying technology: AC motors, general-purpose brush DC motors and special purpose brushless DC motors. Hard disk drive spindle motors, which are our main product, are a type of special purpose brushless DC motor.

DC Motors and AC Motors

At the most basic level, electric motors are devices that convert electric power into rotating mechanical energy. An electric motor can be powered by alternating current, commonly known as AC, or direct current, commonly known as DC. AC power is supplied to homes, offices and industrial sites directly by power companies whereas DC power is supplied either through the use of batteries or by converting AC power to DC power.

Both AC motors and DC motors can be used to power most applications. The determination as to which motor is most appropriate depends on considerations of factors such as power source availability, speed variability requirements, torque needs, noise constraints and cost. Torque refers to the amount of force that must be applied to cause a rotating object to turn at a given speed.

Because of their simple design, AC motors offer reliable, low maintenance-cost operation for heavy applications. This is why AC motors are preferred for fixed speed applications in the industrial context and for commercial and domestic applications where AC line power can be easily provided. Many machines that require heavy power inputs such as air conditioners, washers, dryers, industrial machinery and fans, blowers, vacuum cleaners, elevators and escalators use AC motors. However, AC motors are not ideal for products that require delicate or precise control because the electronics required to control an AC motor are considerably more expensive than those required to control a DC motor. In addition, due to heat considerations, AC motors usually cannot be operated at low speeds.

DC motors are ideal for products that are more dependent on the precision of speed than power. Controlling the speed of a DC motor is simple. The higher the voltage becomes, the faster the rotation becomes. Most DC motors will operate over a wider range of speeds and provide better performance than comparable AC motors. The superior performance is partly due to the simplicity of control, but it is also due in part to the fact that most DC motors are designed with variable speed operation in mind, and have added heat dissipation features that allow lower operating speeds. It is also easy to control the motor’s torque because it is proportional to current. By limiting the current, the torque that the motor can achieve is also limited. This makes DC motors ideal for delicate applications. DC motors have become the motor of choice in the majority of variable speed and torque control applications such as hard disk drives, CD-ROM drives, DVD drives and floppy disk drives. Also in the area of household appliances, such as cordless vacuum cleaners and other products that have traditionally used AC motors, manufacturers are beginning to switch from AC motors to DC motors due to the need for more energy-efficient and precisely controlled motors as new generations of these products offer more sophisticated features.

Brush DC Motors and Brushless DC Motors

There are two kinds of DC motors: brush and brushless. Brushless DC motors differ from conventional, brush DC motors in that the current which produces mechanical energy is applied to stationary coils via electronic switches without physical contact with rotor rather than by stationary rods brushing against the rotating coil. Conventional brush DC motors have several limitations: brush life, brush residue, maximum speed, and electrical noise. By avoiding friction, sparks and the wearing and fragmenting of the brush rods, brushless DC motors provide cleaner, faster, more efficient and quieter operation and longer maintenance-free life than conventional brush DC motors. These characteristics make brushless DC motors suitable for applications such as hard disk drives for which clean operation is critical and audio-visual equipment for which low-noise operation is an important factor.

Index to Consolidated Financial Statements and Information.

Although brushless DC motors have many advantages over brush DC motors, the use of brushless DC motors is still primarily confined to precision applications in disk drives and industrial motion equipment that require high efficiency, smooth operation and precise speed control. The higher price of brushless DC motors has been the primary factor slowing their broader adoption. DC motors require not only motor parts, but also drive electronics that currently can cost more than motor parts. Nevertheless, we believe that over time brushless DC motors will be more widely adopted among manufacturers of household appliances, audio-visual equipment and even larger heating, ventilation and air conditioning systems. As consumers come to demand more sophisticated and energy-efficient appliances, and as the production of brushless DC motors for such products reaches higher volumes, prices may fall to levels competitive enough to encourage more users to switch from brush DC motors to the more efficient and longer-lasting brushless DC motors.

Ball Bearing and Fluid Dynamic Bearing Technology in Hard Disk Drive Spindle Motors

Although products vary, all hard disk drives incorporate the same basic technology. One or more rigid disks are attached to a spindle motor assembly that rotates the disks at a high constant speed around a hub. The disks are the components on which data is stored and from which it is retrieved. Read/write heads, mounted on an arm assembly similar in shape to that of a record player, fly extremely close to each disk surface and record data on and retrieve it from concentric tracks in the magnetic layers of the rotating disks. In a hard disk drive, with a gap of less than 0.1 microns between the disk and the read/write head, even the smallest error can result in disastrous data damage or loss.

The most significant technological challenges facing hard disk drive manufacturers today are associated with market demand for increased storage capacity, speed, precision and durability. Storage capacity is measured by areal density, which represents the number of bits of information on a linear inch of the recording track, multiplied by the number of recording tracks on a radial inch of the disk. As the size of computer software and data files has increased and the use of graphic and video files has proliferated, the need has grown for higher capacity, higher performance, smaller size and lighter weight hard disk drives. To achieve these goals, spindle motors capable of higher speeds and greater rotational precision need to be continually developed. Accordingly, the disk drive spindle motor has become an increasingly critical component of disk drive technology.

Ball bearing technology, which is used in conventional disk drive motors, has limitations; ball bearings are not perfectly round and both ball bearings and their races can deform slightly under load. Any imperfections in roundness or in raceways will cause what are known as non-repeatable run-out errors that prevent tracks written to the disk from being regular. From design’s point of view, future increases in storage capacity may need to come largely from increasing the number of recording tracks on a radial inch of the disk. The challenge that faces us and other ball bearing spindle motor manufacturers is that ball bearing spindle motors may soon reach the limit of their ability to work at the track densities that will be required.

Motors using fluid dynamic bearing technology have been developed in response to this challenge. In fluid dynamic bearings, the bearing function is taken over by a layer of lubricant less than one-tenth the thickness of a human hair. The rotating spindle supported by the lubricant essentially floats in the bearing unit. The non-existence of metal-to-metal friction in fluid dynamic bearings eliminates non-repeatable run-out errors caused by surface imperfections of ball bearings. That makes it possible to increase rotational speed, reduce track spacing and increase the number of tracks per inch on the disk. Fluid dynamic bearing hard disk drive spindle motors offer other advantages over conventional ball bearing hard disk drive spindle motors, including better shock absorbance and vibration dampening, less noise and an extended fatigue life. Our fluid dynamic bearing hard disk drive spindle motor can rotate at 20,000 revolutions per minute compared with the 12,000 to 15,000 revolutions per minute for conventional motors with ball bearings. Fluid dynamic bearings reduce operation noise by three to ten decibels compared with ball bearings.

Index to Consolidated Financial Statements and Information.

Customers have evaluated the reliability of fluid dynamic bearing technology and made a decision to switch to this technology from conventional ball bearing technology. Currently, over 60% of our hard disk drive spindle motors production is mounted with fluid dynamic bearings.

Markets for DC Motors

Markets for Small Precision DC Motors

Small precision motors have many specific applications across a broad spectrum of industries. Though invisible for the most part, since they are incorporated into other equipment, they serve a vital function. Small precision DC motors currently have five major end uses:

•

computers and office equipment;

•

appliances and other consumer products;

•

motor vehicles;

•

heating and cooling machinery; and

•

various industrial machines.

The demand for small precision motors fluctuates chiefly in response to trends in the key end-user industries whose products incorporate these motors. Consumer spending and capital investments are two important drivers of demand for the end-user industries. The 1990s saw expansion of the major markets for small precision motors, with computers and office equipment leading the way, followed by audio-visual equipments, home appliances, other consumer products and heating and cooling applications. The industrial machinery sector also did well, responding to an increase in capital investment. Since late 2000, however, there has been a significant deterioration of economic conditions, particularly capital investment and consumer spending in the computer, information technology and related product markets.

Hard Disk Drive Spindle Motors for Computer-Based Information Storage and Retrieval Devices. Most computer applications require access to a greater volume of information than that can be stored economically in the random access memory of the computer’s central processing unit. This information can be stored on a variety of storage devices, including hard disk drives, both fixed and removable, floppy disk drives, magnetic tape drives, optical disk drives and semiconductor memory. Among these storage devices, hard disk drives provide access to large volumes of information faster than other types of drives also at substantially lower cost than high-speed semiconductor memory.

Currently, hard disk drives, which incorporate our motors and other components such as pivot assemblies, comprise the largest sector of the information storage industry. We believe hard disk drives will continue to be used as the primary device for storing electronic data for computers. The amount of data stored and accessed electronically has been growing due to the increased amount of data created as a result of the growth of the Internet. The increased volume of shared information was made possible by the growth of high speed broadband communications and the development of sophisticated software applications to generate and manage increasing volumes of data.

Traditionally, hard disk drive motors have been integrated into computer products in three primary categories:

•

Enterprise. This category consists of high performance workstations, servers, mini-computers, mainframes and backup drive subsystems. Applications that run on enterprise systems are usually data-intensive operations. Servers mainly use 3.5-inch hard disk drives.

Index to Consolidated Financial Statements and Information.

•

Desktop. This category consists of desktop PCs. These PCs are used in a number of environments, ranging from homes to small and large businesses. Typically, these PCs use 3.5-inch hard disk drives.

•

Portable. This category consists of portable notebook PCs and hand-held computers, which typically use 1.8-inch or 2.5-inch hard disk drives.

Hard Disk Drive Spindle Motors for New Consumer Electronics and Home Entertainment Applications. In addition to the growth in demand for PCs, and Internet- and network-related servers and storage, the widespread use and transmission of graphic images and high-fidelity audio and video in digital format is creating a need for greater storage capacity. As a result, new generations of consumer electronics, such as personal digital assistants, digital video recorders, digital cameras, MP3 players and cellular telephones are expected to incorporate hard disk drives for data storage and retrieval functions. Hard disk drives are getting to be used in other non-computer devices, such as home video game consoles, and advanced television set-top boxes that retrieve audio and video data and store the data locally on these devices for playback. These trends are expanding the market scope for hard disk drives from enterprise, desktop and portable computers to new consumer and home entertainment devices.

Other Small Precision Brushless DC Motors. Other small precision brushless DC motors are designed for quiet performance in high-speed, continuous-duty applications such as CD-ROM, CD -R/W and DVD players and recorders, as well as in office equipment such as facsimile machines, laser printers and photocopy machines.

There has been a growing consumer demand for multimedia products such as CD-ROM, CD -R/W and DVD drives that incorporate brushless DC motors. CD-ROM technology combines audio, video, text, and graphics in one medium with the capability to store, search, and retrieve large quantities of information. One CD-ROM can contain up to 650 megabytes of data. During the 1990s, CD-ROM became the dominant medium for software distribution. DVDs are a type of optical disk that can hold up to 9.4 gigabytes of information, or over fourteen times the amount of current CD-ROMs. DVD video has already accepted as a new medium for home video distribution. We believe the DVD video format will replace the VHS format over time as DVDs experience no image or sound degradation from normal usage and offer greater storage capacity, indexing, random access and lower manufacturing costs. DVD data storage devices have also been steadily replacing CD-ROMs in the computer industry.

Markets for Brushless DC Fans

As more electronics components, at higher densities, are incorporated into household appliances, computers, telecommunications and consumer electronics devices, medical and audio-visual equipment and home video game consoles, the benefits of brushless DC fans are creating greater interest and demand for their use in traditional AC fan applications. Beyond providing superior airflow, brushless DC fans can be controlled more easily. Operating a fan or blower at full speed continuously or cycling it on and off is not ideal for most cooling and ventilating applications. Variable speed DC fans offer several benefits. First, reducing fan speed provides energy savings from lower electrical power consumption. Second, noise can be reduced with variable-speed fans by automatically adjusting airflow as needed. Noise is an important factor in the perceived quality of a product. Third, DC fans significantly extend product life and, in turn, extend the operating life of the fan.

We expect that the advantages of DC fans over AC fans will lead to their inclusion in even more applications and that this trend will continue to contribute to an increase in our future sales. Three of the major fan applications where we expect future growth are discussed below.

Index to Consolidated Financial Statements and Information.

•

Cooling Fans for Computers. Virtually every computer in operation requires a fan to cool itself as it heats up during operation. Heat represents one of the biggest obstacles to building more powerful PCs than today’s PCs. The demand for increased cooling in smaller spaces with less noise has continued to grow as manufacturers seek to incorporate more components, particularly faster central processing units, into smaller, more powerful systems.

•

High-Performance Fans for Use in Game Machines Currently, we believe that we are the largest supplier of the fans used in home video game consoles produced by three major manufacturers.

•

Fans for Audio-Visual Equipment. This market has entered a growth phase, driven by factors that include the introduction of digital technology, the addition of communications functions, and the linkage of audiovisual products with PCs.

Markets for Mid-size Brushless DC Motors for Use in Household Appliances and Automobiles

Electric motors are basic components of most appliances. Control of these motors has become a critically important issue as new applications arise, higher performance is demanded, environmental concerns mount, and power becomes more expensive. Electric motors typically consume most of the power needed by appliances. One means of economizing energy usage by appliances is improving motor design. The on-off, single-speed operation of the motors in common appliances such as refrigerators, washers, dryers and vacuum cleaners leads to inefficient energy usage.

Demand is also growing for advanced electric motors in automobiles. Air bags, power windows and engine management systems have become increasingly commonplace in small and mid-size cars. Automotive manufacturers are also focusing on developing energy-efficient electrical power steering systems. Conventional power steering systems use a hydraulic pump driven by the vehicle’s engine to provide the required assistance for the driver. The biggest disadvantage of this system is that the pump has to work continuously, wasting power. Fuel consumption can be improved by as much as 2% by switching the power source from the engine to a high-efficiency, mid-size motor, which activates only when needed just for enough power. Brushless DC motors also provide quieter operation and longer life. For mid-size brushless DC motors in power steering systems, we expect steady market growth in Europe, followed by the United States and Asia. Eventually, we hope to see demand grow for mid-size brushless DC motors for automobile air conditioners. Because brushless DC motors are more durable and require less frequent maintenance and repair, we believe that they are well suited for use in commercial buses and vehicles where air conditioners are used heavily. Demand may also grow in the luxury car market because air conditioning systems using brushless DC motors can cool an automobile more quickly and efficiently.

Our Business Strategy

Our goal is to achieve and maintain high growth, profitability and stock price by being a leading provider of motor and other drive technology products. We intend to accomplish these goals by pursuing the following strategies:

•

Focus on our core products and maintain our dominant position in the hard disk drive spindle motor market while managing a successful transition from ball bearing technology to fluid dynamic bearing technology. Our technological expertise enables us to focus on the high-performance spindle motor market which we expect will continue to grow not only because of expansion of the computer market but also because of the growing demand for hard disk drive motors in non-computer products such as digital cameras, home video game consoles, digital video recorders, MP3 players, car navigation systems and advanced television set-top boxes. We expect ongoing refinement of our drive technologies for spindle motors and other motors to further improve the speed and quality of our products. As discussed above, we have developed fluid dynamic bearing motors in response to the growing needs of hard disk drive manufacturers for spindle motors that can work at higher speeds with disks with greater track densities for greater data storage. We believe that conventional ball bearing technology already reached its limit in terms of the ability to operate with disks with high track densities and speeds, and thus the market for hard disk drive spindle motors is now undergoing a fundamental shift in favor of the new technology. We believe this new technology provides an opportunity to expand our share of the spindle motor market even further. Accordingly, we have been expanding our hard disk drive spindle motor production facilities for high volume production of fluid dynamic bearing spindle motors, as well as making efforts to convince our customers to use fluid dynamic bearing spindle motors in their hard disk drives.

Index to Consolidated Financial Statements and Information.

•

Continue to expand our market share of small precision brushless DC motors for non-hard disk drive applications. We believe that significant growth in the use of the Internet, broadband communications and more sophisticated software applications has increased data storage needs and created growth opportunities. We will continue to diversify markets and customers we serve and the products we produce based on growth potential and our ability to capitalize on our technological and manufacturing capabilities. We believe this will reduce our dependence on any single customer or group of customers. While we seek to consolidate our leading position as a provider of hard disk drive spindle motors, we also seek to expand our market share with respect to other types of small precision brushless DC motors used in non-hard disk drive applications such as:

-

office equipment, including copy machines, printers and fax machines;

-

CD-ROM drives;

-

CD-R/W drives; and

-

DVD drives.

•

Diversify into new growth markets such as mid-size brushless DC motors. We have been diversifying our product offerings into mid-size brushless DC motors, which are used in household appliances, automobile power steering systems and industrial equipment. We also hope to increase our sales of mid-size brushless DC motors to automotive manufacturers for their next generation suspension systems and break systems, where electric motors have traditionally never been used.

•

Pursue mergers and acquisitions that will fuel future growth and expand our existing product portfolio into related areas of business. We seek to achieve growth by expanding and developing our product offerings, technologies, sales channels and market presence. A major goal of our acquisitions strategy is the rapid acquisition of product development capabilities and component technologies in new markets, as well as skilled personnel. In selecting target companies, we look for companies involved in similar manufacturing operations with advanced products and technologies that are underperforming due to weak management. Following an acquisition, we seek to improve their performance by introducing our management philosophy and corporate policies. We also share our product technology and manufacturing expertise.  We have completed a number of acquisitions since 1995 that targeted companies with products and technologies relevant to motor and drive technology products. We plan to strengthen coordination among our affiliates and subsidiaries and will continue to evaluate opportunities that complement our existing product portfolio and enhance our strengths in our core market of brushless DC motors.

•

Lower manufacturing costs and increases price competitiveness and profitability. By lowering manufacturing costs through cost-conscious design and other efficiency measures such as shifting production to relatively lower-cost locations overseas, expanding the percentage of components produced in house and maximizing the cost benefits of high-volume manufacturing by selling an increasing volume of hard disk drive spindle motors to audio-visual equipment manufacturers outside the PC industry, we seek to become less vulnerable to decreasing market prices. We believe that the shift in production to fluid dynamic bearing spindle motors will ultimately help us lower costs further since we will not need to purchase ball bearings from outside suppliers. In addition, we believe that the ability to lower the prices for our products will help increase our market share in low-end product markets and increase sales to electronics makers in other parts of Asia.

Index to Consolidated Financial Statements and Information.

•

Develop a strong presence in key regional markets to anticipate and respond to customer needs. We have consistently sought to develop a competitive advantage by building an integrated presence in each of the world’s three major markets for our products: Asia, North America and Europe. An integrated presence means having manufacturing, design, sales and servicing capabilities in each region in order to ensure that can anticipate and meet our customers’ business requirements in local markets. We intend to continue to build our integrated local presence in each region where we compete as part of our ongoing efforts to better serve our customers. By doing so, we can participate in establishing technological and design requirements for new products. Close technical collaboration with our customers and their other suppliers during the design phase of new disk drives facilitates integration of our products into new drives, improves our ability to reach cost-effective high volume manufacturing rapidly and enhances the likelihood that we will become a customer’s primary supplier of motors.

Our Principal Products, Our Customers and Competition

The following table presents net sales in each of our major categories of products for each of the three years ended March 31, 2001, 2002 and 2003:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2003
	2001	2002	2003
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥80,614	¥93,748	¥97,717	$812,953
Other small precision brushless DC motors	17,901	21,657	25,583	212,837
Small precision brush DC motors	3,327	2,539	3,280	27,288
Brushless DC fans	21,083	24,523	27,395	227,912
Sub-total	122,925	142,467	153,975	1,280,990
Mid-size motors	24,183	36,252	37,479	311,805
Machinery and power supplies	13,690	7,693	22,555	187,646
Others	11,912	6,920	17,827	148,311
Consolidated total	¥172,710	¥193,332	¥231,836	$1,928,752

Hard Disk Drive Spindle Motors

Our ball bearing hard disk drive spindle motors include those for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives. We have been providing fluid dynamic bearing hard disk drive spindle motors offering such motors for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives as well. As shown in the table above, our net sales of hard disk drive spindle motors were 80,614 million for the year ended March 31, 2001 and ¥93,748 million for the year ended March 31, 2002. For the year ended March 31, 2003, our net sales of hard disk drive spindle motors, including fluid dynamic bearing motors, amounted to ¥97,717 million, representing 42.1% of total net sales.

Index to Consolidated Financial Statements and Information.

We currently have seven customers for our hard disk drive spindle motors. All of these customers are major hard disk drive manufacturers. They are Seagate, Maxtor, Western Digital, Hitachi GST, Fujitsu, Toshiba and Samsung. For the year ended March 31, 2001, sales of hard disk drive spindle motors to the top five customers constituted over 42% of our net sales. For the year ended March 31, 2002, sales of hard disk drive spindle motors to the top five customers constituted over 42%of our net sales. For the year ended March 31, 2003, sales of hard disk drive spindle motors to the top five customers constituted over 37% of our net sales. For the year ended March 31, 2003, Seagate represented 15.6% of our net sales with ¥36,240 million. For the year ended March 31, 2003, each of Seagate and Hitachi GST, with ¥25,047 million, represented over 10% of our net sales. We currently supply Seagate, our largest customer, with most of its high-end, ball bearing hard disk drive spindle motors and most of its fluid dynamic bearing hard disk drive spindle motors. We also supply our second-largest customer, Hitachi GST, with a majority of its hard disk drive motor requirements. We currently supply other leading hard disk drive manufacturers with over half of its hard disk drive spindle motors. In the near future, we do not expect to see any new major manufacturers enter the market for 2.5-inch or 3.5-inch hard disk drives due to extreme competition in the hard disk drive industry. However, we expect to see new hard disk drive manufacturers, and thus potential new customers, to emerge for 1.8-inch and 1.0-inch hard disk drives as new applications for those hard disk drives are developed.

Currently, there are five major producers in the world of spindle motors for hard disk drives, who together account for more than 85% of the worldwide market. While we face competition from Minebea, Sankyo Seiki Manufacturing, Victor Company of Japan and Matsushita Electric Industrial particularly in the 2.5-inch and 3.5-inch hard disk drive motor segments, we currently have a dominant share of the hard disk drive spindle motor market. As discussed above, the hard disk drive industry is now shifting from motors based on ball bearing technology to those based on fluid dynamic bearing technology, where we believe we have a technological advantage and will gain additional reputation benefits from being one of the first market entrants. At present, we are the largest manufacturer of 2.5-inch fluid dynamic bearing hard disk drive spindle motors. All 2.5-inch hard disk drive producers have adopted fluid dynamic bearing spindle motors. Most 2.5-inch hard disk drives are used in notebook computers. Seagate, the world’s largest hard disk drive producer, is the first runner to use fluid dynamic bearing motors in 3.5-inch hard disk drives used in desktop computers and high-end hard disk drives. We are currently one of Seagate’s two suppliers of fluid dynamic bearing motors for desktop computer hard disk drives. Moreover, we believe that we are the dominant supplier of fluid dynamic bearing motors for their high-end hard disk drives. The fluid dynamic bearing motors that we supply to Seagate are based on the designs developed by Seagate. Other 3.5-inch hard disk drive producers also started adopting fluid dynamic bearing motors in their desktop hard disk drives. We also believe that we currently dominate the 1.0-inch hard disk drive motor segment, as we are not aware of any other producers of this product at present.

In addition to us, we believe that three competitors – Matsushita Electric, Minebea and Sankyo Seiki – are active in the development and marketing of fluid dynamic bearing hard disk drive spindle motors. It is also possible that ball bearing or other sub-component manufacturers will try to enter this market. We seek to compete by working closely with our customers to design and develop motors that meet their specifications. We have already developed a strong background in manufacturing both 2.5-inch models for notebook applications and 3.5-inch models for desktop applications as well as 3.5-inch models for high-end applications. Aside from producing Seagate models, we have been developing a wide range of our own fluid dynamic bearing spindle motors in all categories from 1.0- to 3.5-inch models. Seagate was formerly a competitor but we no longer expect them to be engaged in mass production of fluid dynamic bearing motors because they sold their fluid dynamic bearing production facilities in Rangsit, Thailand to us in November 2000.

Index to Consolidated Financial Statements and Information.

We believe that our development activities, which enable us to provide high speed, precision rotation motors, including fluid dynamic bearing motors, and our move to lower-cost, overseas production will maintain and even strengthen our competitive position in the market for hard disk drive spindle motors. We have established a new plant in China for the purpose of reinforcing the production of hard disk drive spindle motors on a larger scale and at lower cost as we move to lower-cost manufacturing. Although information storage technologies exist that do not utilize hard disk drives, we are not aware of any products that will replace the hard disk drive in the foreseeable future. We believe that demand for hard disk drives will continue to increase in the medium and long term.

Other Small Precision Brushless DC Motors

In addition to our hard disk drive spindle motors and small precision brushless DC fans, our small precision brushless DC motors are used in both computer related devices (including CD-ROM drives, CD-R/W drives and DVD recorders and players) and office equipment (including copiers, printers and fax machines). Color copiers in particular require a sensitive and smooth dram spin to achieve high-grade printing. Our power transmission drives and brushless motors work together to provide a high-accuracy spin. We are in fierce competition with Matsushita Electric, Shinano Kenshi and Sanyo Seimitsu (Formerly Kumagaya Seimitsu) in this market, though we hope to increase our market share through the introduction of new products. Our net sales of other small precision brushless DC motors were ¥21,657 million for the year ended March 31, 2002 and ¥25,583 million for the year ended March 31, 2003. The market trend for slim optical disk drive units, usually loaded into laptop computers is steadily shifting to value-added, CD-R/W-DVD hybrids. We are the main supplier of CD-R/W-DVD hybrid units to three major Taiwan makers, – Lite-on, BTC and Acer – and believe that we have a significant share of this market. Another focus of our attention is DVD disk drives incorporated into slim optical disk drive units. We believe that we are in a good position to increase our share in this slim optical disk drive market because spindle motors for these products are required to demonstrate a high degree of rotation accuracy and none of local manufacturers comply with such requirements. We have been expanding our market share both in terms of slim and thick types, by targeting products on the higher end of the quality spectrum. Our prime target is the home video game console market, which we are gradually penetrating.

To date, we have been trying to enter the CD-ROM market in Korea and Taiwan, which each have a large share of the global market, but prices of CD-ROM drives in these countries are reported to be substantially less than in Japan. By standardizing our brushless DC motor products, we have been able to reduce our costs to a level where we can compete effectively. We have succeeded to have certain businesses with leading Korean and Taiwanese manufacturers of CD-ROM drives. Moreover, we expect price to be less important factor as the technology shifts from CD-ROM drives to higher end CD-R/W and DVD devices where we believe Japanese companies, including us, have better motor technology and thus a competitive edge.

We have been increasing our monthly production of brushless DC motors for use in office equipment such as laser printers, fax machines and multimedia equipment, including CD-ROM and CD-R/W drives and DVD drives up to seven million motors per month during the year ended March 31, 2003. Because we are intentionally expanding our market shares both in slim and thick types, our sales have been steadily increasing since the second half of the year ended March 31, 2001 despite of the severe competition with low-cost manufacturers in Korea and Taiwan. In order to respond to this competition, we have attempted to lower our costs by shifting our production bases to overseas, especially to China where we have established our new subsidiary, Nidec (Dongguan) located nearby Shenzhen.

Brushless DC Fans

Our brushless DC fans are used in many types of products, including computers and video game consoles for the purpose of lowering the temperature of central processing units in these products. In addition, they are used in household appliances, including bidet-toilets, rice cookers, microwave ovens and plasma displays. Our net sales of brushless DC fans accounted for ¥24,523 million for the year ended March 31, 2002 and ¥27,395 million for the year ended March 31, 2003.

Index to Consolidated Financial Statements and Information.

Customers for our brushless DC fans include manufacturers of central processing units, computers and computer peripherals, laser printers, photocopy machines, projectors, audio/visual equipment, household appliances, game consoles, telecommunications equipment, automobile seats and automobile air conditioners. In overseas, a substantial portion of our sales is to manufacturers of central processing units, computers and computer peripherals. We also have a leading position in the fan market for color printers, projectors and mini-component stereo sets. We are also expanding sales of our fans into new markets such as automobile seats and telecommunications equipment. We began the sales of fans for video game consoles in March 2000 and we believe that we are currently the largest supplier to each of the major three game console manufacturers. Utilizing the technology of one of our affiliates, Nidec Copal, we have become a significant supplier to the telecommunications equipment market and developed new higher-performance fans for use in next generation cell phone base stations. We are also selling our fans and motors to the manufacturers of digital laser projectors. Texas Instruments, with which we maintain a long-standing business relationship, is a leading designer and manufacturer of digital laser projectors, and we expect that from our existing business with Texas Instruments, we will be able to capture a large share of the market for fans and motors in digital laser projectors.

We do not sell large quantities of brushless DC fans to overseas customers in the household appliance industry. Overseas markets in this industry still favor AC fans, which are less expensive than DC fans. On the other hand, there is greater demand in Japan for our small precision brushless DC fans within the Japanese appliance industry, because Japanese households tend to demand better quality and more fully featured household appliances that require precisely regulated power control. We believe that we have the largest share of the domestic fan motor market with respect to household appliance products.

In Japan, our primary competitors for brushless DC fans are Matsushita Electric, Sanyo Denki and Minebea. We also face competition from Papst in Germany and Taiwanese companies such as Sunon, Delta and Chenhome, which are generally providing lower quality but less expensive fans.

Mid-size Motors

Through Nidec Shibaura Corporation, which was originally a joint venture among Nidec, Shibaura Mechatronics and Toshiba, and which became our wholly owned subsidiary in September 2000, we produce mid-size brushless DC motors for household appliances such as washing machines and air conditioners. We are combining the technology and expertise of Nidec Shibaura in household appliance motors with other technologies we have developed through our experience in the spindle motor field. In the area of household appliance DC motors, our principal competitors are Matsushita Electric, Hitachi and several Chinese manufacturers. We also design, develop, manufacture and service mid-size motors for industrial equipment such as pumps and elevators as well as home electrical appliances through Nidec Power Motor.

One area into which we have diversified is mid-size motors for power steering. We are currently selling such motors to two European car manufacturers through one major power steering manufacturer and are actively exploring possibilities for collaboration with other suppliers to the automotive industry. We face competition from companies that supply auto parts to the major car manufacturers such as Emerson in the United States and Bosch in Europe.

Machinery and Power Supplies and Other Products

Our machinery includes semiconductor production equipment such as die bonders and board testers, high-speed press machines, machine tool equipment for the manufacture of motors, measuring machines, power transmission equipment and factory automation systems. We sold our power supply business, which we had been conducting through Nidec America, to a third party effective July 16, 2002. Our other products include auto parts, pivot assemblies and encoders. These machineries, which are mainly directed to plants in the information technology and the semiconductor business, are still facing the sluggish market. On the other hand, other products, especially auto parts which we are conducting through Nidec Tosok, are experiencing a dramatic recovery in sales owing to the active automobile market. We established Nidec System Engineering (Zhejiang) Corporation in March 2002, which is a joint venture with five of our affiliates and subsidiaries to prepare for expected future market growth in China.

Index to Consolidated Financial Statements and Information.

Sales

We regard speedy response as the most important aspect of service, and by establishing a sales base in many regions, both inside and outside Japan, we have established a global sales network which covers the world’s key motor markets. We have 45 sales and marketing offices in Japan, two in Europe and five in the rest of Asia. We also have nine sales representatives and numerous distributors in the United States and Canada. In addition to the above, we established our sales and marketing subsidiary, Nidec (Shanghai) International Trading Co., Ltd. in Shanghai, China, in April 2003 to cover both domestic and international customers in China. In Japan, all of our products are directly distributed to end users through our sales offices which employed 526 staff as of March 31, 2003. Our domestic sales offices are located primarily in Tokyo and also in Osaka, Nagoya, Atsugi and Fukuoka.

Overseas, our products are generally sold through our subsidiaries and affiliates. Subsidiaries in the United States and Singapore generally make direct sales in their marketing areas. In the United States, we have sales offices in California, Colorado, Connecticut, Illinois, Michigan, Minnesota and Washington. In the United States and Canada products are also sold through sales representatives and distributors. Subsidiaries in Thailand, Taiwan and the Philippines sell some of the products they make to us, and our subsidiary in Dalian, China sells all of the products it makes to us. We sell our DC motors for hard disk drives in East and South Asia to end users directly and through our subsidiaries and affiliates.

The following table presents a breakdown of total revenues by geographic market for the three years ended March 31, 2001, 2002 and 2003:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2003
	2001	2002	2003
Sales and operating revenue:
Japan	¥80,504	¥97,602	¥126,904	$1,055,774
U.S.A.	9,998	7,487	7,006	58,286
Singapore	36,558	48,114	46,706	388,569
Thailand	15,160	17,112	23,333	194,118
The Philippines	13,305	5,220	3,607	30,008
Other	17,185	17,797	24,280	201,997
Consolidated total	¥172,710	¥193,332	¥231,836	$1,928,752

Because our hard disk drive spindle motors are components used in information technology equipment and the market for these products is subject to rapid technological change, it is critical to provide in-depth support, including location of production, sales and service operations as close as possible to customers. Success in our business depends on the ability to quickly understand and respond to market needs, including product trends, features and specifications, as well as production capacity and pricing. Our Sales Department is constantly evaluating the market in search of new opportunities. Feedback on identified needs is quickly passed on to our Development and Production Departments, and the entire team works together to further the commercialization effort. The rapid acquisition of information and action by our Sales Department enables our Development and Production Departments to respond quickly, so that products meeting customer requirements can be swiftly launched.

Index to Consolidated Financial Statements and Information.

Production

As a general matter, in addition to requiring advanced technology, the motor and drive technology industry is capital intensive, thereby forcing major suppliers to have the cost advantages of large, global manufacturing facilities to be competitive. Customers are cost-sensitive and require high production volumes, with high quality and reliability standards. The motor and drive industry is also characterized by continuous technological change and short product cycles, especially in the computer industry. In the past, such product cycles have been as short as six months. This is reflected in the escalating demands that customers place on new product features and specifications, which must offer significant quality and performance improvements over existing products. All of these factors present significant competitive barriers for smaller suppliers and potential new entrants.

In order to match customers’ development speeds and the shortening of product life cycles, we design and develop our own production lines. We have established a highly generalized production line able to respond quickly to product design changes. Furthermore, we are promoting the shift to in-house production of crucial parts.

One of our strengths has been the fact that we do not sell standard lines of products to our customers except for some of our brushless DC fans. Instead, most of our products are custom-designed to meet the specific demands of individual customers. In order to facilitate the design process, we have located our sales engineers close to where our customers design their own products so that we can engage with our customers’ engineers at the initial design stage. By focusing on the upstream design and development processes, we have been able to shorten development times drastically. However, because our production operations are neither standardized nor centralized, we face the challenge of managing large amounts of customer information and monitoring product quality across many different locations. Our solution was to construct a product data management system that uses computer-based information technology tools to integrate each of the steps in product development: design, production, supply and distribution. This has allowed real-time data to be exchanged with our customers so that high-quality custom-tailored products can be efficiently developed, manufactured and monitored.

We maintain a clean production environment and a thorough quality control system to ensure the reliability of our products. Small precision motors must feature high reliability and precision at the micron level. To ensure that we meet these demands, we have focused on environmental control technology and a high level of cleanliness in the production environment. Each plant has its own quality assurance department, supported by the corporate quality control department which has implemented a new product quality monitoring system as part of our continuing efforts to improve quality and decrease defective products. Production is conducted under a thorough quality control process based on our ISO 9000-certified quality assurance system.

Japan

Over twenty-five percent of our total net sales are sales of products manufactured in Japan. We manufacture DC motors for hard disk drives at our plants in Shiga and Kyoto. In order to create products with high added value, we have established production bases with research and development capabilities. In particular, both of our Technical Development Centers in Shiga and Nagano Prefectures conduct continuous design and prototyping during new product development, build mass-production lines and promote the smooth transfer of the complete technology to overseas plants. After such transfers are complete, we maintain close communication with the overseas plants and play the role of the “mother factory” in supporting production. One example is our fluid dynamic bearing hard disk drive spindle motors. Our plant in Mineyama, Kyoto Prefecture developed the mass production technology and has become the “mother factory.” It supervises our production processes, which have moved offshore to our plants in Thailand, the Philippines and Singapore. By coordinating these plants’ efforts, we believe that we have a production capacity sufficient to meet what we expect to be growing demand for these products.

Index to Consolidated Financial Statements and Information.

We have also established a Reliability Evaluation Center at our Mineyama plant based on a process that evaluates products under actual use. The center tests characteristics such as product service life and provides feedback on the results to our Development Department thereby ensuring constant quality improvement.

Overseas

We have manufacturing subsidiaries in the United States, Thailand, China, Singapore and the Philippines, which produce DC motors, including spindle motors for hard disk drives, fans and pivot assemblies. In addition, we are a partner in two joint ventures, one with Johnson Electric and the other with NTN Corporation, both of which we describe under Item 4.C. “Organizational Structure—Major Affiliates.” The development of our production capability is a key consideration in our overseas expansion strategy. Our overseas operations allow us to locate production operations close to our customers’ production centers, while providing sales and application engineering service where the customers design their product. They also help to reduce production, sales and sourcing costs and provide global access to the latest industry information. Plants in Asian countries other than Japan account for the great majority of production in all product categories except machinery and power supplies and mid-size motors and equipment. Since the early 1990s, we have continued the aggressive establishment of overseas operations and the expansion of our production network. Production operations in Asia have brought particularly significant cost benefits in relation to such factors as capital investment, labor costs and taxes.

Further development of our production network included capacity expansion at plants in Thailand and the Philippines to meet increased demand for hard disk drive spindle motors. Our Asian bases have achieved prompt delivery and lower production costs. These facilities also manufacture components, which they then supply to other production bases, helping to lower production costs for the entire group.

At our American production facility, we collect a wide range of information for identifying next generation needs, which helps achieve more rapid product development and commercialization. Here, we also produce high-performance thermal-cooling fans and power supplies.

Suppliers

We purchase parts, components, raw materials, equipment and other supplies from various suppliers chosen based on factors such as price and quality of the goods supplied, timeliness of delivery and quality of service. We believe that this policy encourages technological innovation, cost reduction and other competitive measures. As a policy, we generally use multiple suppliers for our purchases of parts, components, raw materials and equipment. Most supplies are sourced locally and, with the exception of components for printed circuits, we have not experienced, and do not anticipate, any difficulty in obtaining supplies at reasonable prices. We believe that materials and components necessary for our manufacturing operations are presently available in quantities we require. Moreover, as we continue to switch from ball bearing to fluid dynamic bearing technology, we will be less reliant on outside suppliers of ball bearings.

Principal supplies include ball bearings, presses and stamping parts for the production of hubs, stator cores and other key components of motors, and die casts for the production of the bracket on which motors are mounted. Other principal supplies include components for printed circuits, such as integrated circuits and electromagnetic steel sheets, as well as other electronic parts. In the past, we purchased bases for motors from third party suppliers, but in recent years we have commenced our own production of certain of such bases. In the past, due to an increasing demand for integrated circuit related products we sometimes had difficulty obtaining integrated circuits and other electronic components for printed circuits. If similar circumstances occur in the future, we may be required to maintain a stock of such components in inventory, although at present we do not need to do so.

Index to Consolidated Financial Statements and Information.

We work with our component suppliers on an ongoing basis to help them maintain and improve their quality control measures. Some of our Japanese suppliers have moved their manufacturing facilities to Asia in recent years based on our encouragement and support so that they may take advantage of lower labor costs to lower the prices they charge us.

Government Regulation and Environmental Standards

In Japan, we are subject to environmental regulation under the Air Pollution Control Law, the Water Pollution Control Law, the Wastes Disposal and Public Cleaning Law, the Resource Recycling Law, the Basic Law for Establishing a Recycling-based Society and other laws. We are also subject to local regulations which in some cases impose requirements more stringent than the national requirements. However, we do not use large volumes of hazardous or toxic chemicals in our manufacturing operations in Japan. Moreover, our operations do not require the disposal of large amounts of waste into the environment. Our emissions are sufficiently low so that we are not required to report their amount under the Pollutant Release and Transfer Register.

Our overseas operations are also subject to environmental regulation. Our operations in the United States, for example, are subject to extensive environmental regulation under a number of laws, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental, Response, Compensation and Liability Act and the Toxic Substances Control Act. We are also subject to substantial state legislation that parallels, and in some cases imposes more stringent obligations than, federal requirements.

We believe that leadership in environmental protection is an important competitive factor in the markets for our products. We have given and will continue to give high management priority to environmental matters. We believe that our operations are in substantial compliance with regulatory requirements affecting our facilities and products in each of the markets in which we operate. We are continuously engaged in monitoring these requirements and adjusting affected operations and products to ensure that we remain in substantial compliance with all of these requirements. With two exceptions, all our plants in Japan and all our overseas production bases have either received, or are scheduled to receive within the next several years, certifications under the ISO 14001 standards on environmental management systems of the International Organization for Standardization. The two exceptions are: Nagano Technical Development Center, which does not manufacture a significant volume of products to merit certification; and Nidec America Corporation, whose clients have not requested ISO 14001 certification. Also, in response to a number of recent requests from customers, we have established a committee to investigate ways that we might eliminate the use of lead in our manufacturing processes. As one example, we are currently testing the use of lead-free solder in a few of our products.

Our Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2001	2002	2003

Japan	2,562	3,606	3,569
North America	125	317	247
Asia (other than Japan)	15,655	21,400	29,507
Europe	8	7	8
Total	18,350	25,330	33,331

Index to Consolidated Financial Statements and Information.

Japan

In Japan, as of March 31, 2003, we had 3,569 employees. 1,499 of these employees were engaged in manufacturing operations, 546 in research and development and 526 in retail business activities.

Most of our employees receive compensation on the basis of fixed annual salaries and twice-a-year bonuses. In addition, we have a separate bonus system to reward employees who make significant technological contributions to our operations as reflected primarily by patent registrations. We emphasize and reward individual skills and performance. We have started to incorporate performance-linked elements in our domestic compensation and promotion systems to make us more competitive in Japan in recruiting and retaining highly-skilled individuals. Under our retirement allowance system, eligible employees are entitled to a lump-sum allowance and a retirement annuity upon their retirement.

In Japan, we have not experienced any strikes or other labor disputes and consider our employee relations to be excellent. We have no union representation or collective bargaining agreements that might affect our relationship with our employees.

Overseas

As of March 31, 2003, we had 29,762 employees overseas, including 29,507 in Asia, 247 in North America and 8 in Europe.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent. There is union representation at four of our consolidated subsidiaries, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Limited, Nidec (Dalian) Limited and Nidec Tosok (Vietnam) Co., Ltd. In addition, there are collective bargaining agreements at Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Limited. Otherwise, we have no union representation or collective bargaining agreements that might affect our relationship with our employees.

Intellectual Property

As of March 31, 2003, we owned approximately 556 issued patents, 183 utility model registrations and 118 trademarks in Japan as well as 168 issued patents and eight trademarks in the United States. Every year, we file additional patent applications in Japan, some of which we also file in the United States. We also seek patent protection in various other foreign jurisdictions where we manufacture or sell our products. At present, we have a total of 1,894 patent and utility model applications pending in Japan and in foreign jurisdictions. While we believe that our patents are important, in general, no single or group of related patents is essential to us or any of our principal business segments.

We have two strategies for enhancing the protection of our intellectual property rights. First, we distribute descriptions of our patented technology, with schematics, to our development and sales personnel who have more frequent contact with our competitors and their products. By keeping our development and sales personnel informed about the current status and content of our patent and utility model applications and registrations, they are better able to evaluate whether any of our competitors’ products might be infringing our technology. Second, we are putting more effort into obtaining samples of our competitors’ products so that our technical and legal teams can conduct detailed analysis regarding possible patent infringement. Information gained from this process also helps us to obtain more favorable terms during the negotiation of license agreements.

Index to Consolidated Financial Statements and Information.

Legal Proceedings

Nidec and its U.S. subsidiary, Nidec America Corporation, were sued in 1991 in the U.S. District Court in Connecticut by Rotron, an action in which Rotron claimed that fans manufactured or distributed by Nidec and Nidec America Corporation infringed upon two of Rotron’s patents. On March 28, 2003, Nidec and Nidec America Corporation entered into a settlement agreement with Rotron terminating the pending litigation and exchanging reciprocal intellectual property rights and privileges whereby each side covenants not to sue the other under existing patents as applied to existing products. Under the settlement agreement, Nidec America Corporation paid Rotron $8 million, which was recorded as “Other Current Liabilities” in our consolidated balance sheet as of March 31, 2003 and as “Selling, General and Administrative Expenses” in our consolidated statements of income for the year ended March 31, 2003. Our decision to enter in the settlement agreement was based on our business judgement that it was the best choice for us to avoid jury’s verdict that one category of our products infringed Rotron’s patent and to obtain prospective protection against future claims by Rotron by executing the settlement agreement.

We have received a notice from Matsushita Electric Corporation claiming that small precision brushless DC motors manufactured by us and Nidec Copal Corporation infringe one of their patents relating to neodymium magnets and have not been able to resolve this matter through negotiation. Accordingly, we filed a motion with the Japanese Patent office on November 16, 2001 seeking a declaratory judgment that Matsushita Electric’s patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art. It is likely that Matsushita Electric will counter by filing a patent infringement action against us. If the Japanese Patent office were to conclude that Matsushita Electric’s patent is valid and we were to lose on appeal in subsequent judicial proceedings, it is possible that our small precision brushless DC motors will be found to infringe Matsushita Electric’s patent. In that event, Matsushita Electric could demand damages for past infringement as well as a reasonable royalty for a license to continue manufacturing small precision brushless DC motors under their patent, all of which could have an adverse effect on our financial condition and results of operations. However, we do not believe that Matsushita Electric’s claim is meritorious and, if a suit is filed, we will defend ourselves vigorously on the ground of non-infringement, invalidity of the patent and inequitable conduct.

We are also involved in a number of other actions and proceedings in Japan and overseas in the ordinary course of our business. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of operations.

C.

Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries and two major affiliates accounted for by the equity method as of March 31, 2003:

Name	Country	Principal business	Net sales for the year ended March 31, 2003	Issued share capital as of March 31, 2003	Percentage directly owned by Nidec as of March 31, 2003
					(%)
Consolidated subsidiaries
Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	TB19,106 million	TB1,950 million	99.9
Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors and fan motors	U.S.$226,085 thousand	U.S.$32,500 thousand	100.0
Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies	U.S.$414,589 thousand	S$8,000 thousand	100.0
Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	PP9,157 million	PP1,400 million	99.9
Nidec Precision (Thailand) Co., Ltd.	Thailand	Manufacture various components for our products	TB2,059 million	TB450 million	99.9

Index to Consolidated Financial Statements and Information.

Name	Country	Principal business	Net sales for the year ended March 31, 2003	Issued share capital as of March 31, 2003	Percentage directly owned by Nidec as of March 31, 2003
					(%)
Nidec Shibaura Corporation	Japan	Manufacture and sales of small AC motors	¥22,756 million	¥1,000 million	100.0
Nidec Power Motor Corporation	Japan	Manufacture and sales of mid-size motors and small AC motors	¥9,212 million	¥750 million	78.0
Nidec Nemicon Corporation	Japan	Manufacture and sales of rotary encoders, proximity sensors and other electronic equipment	¥1,924 million	¥230 million	93.8
Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	¥4,484 million	¥450 million	69.2
Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery and tester	¥4,889 million	¥100 million	60.0
Nidec America Corporation(1)	U.S.A	Manufacture and sales of fans and precision motors	U.S.$54,186 thousand	U.S.$82 thousand	100.0
Nidec Taiwan Corporation	Taiwan	Sales of fans	NT$2,987,570 thousand	NT$5,000 thousand	100.0
Nidec Electronics GmbH	Germany	Sales of spindle motors for hard disk drives and fans	EUR37,931 thousand	EUR 153 thousand	100.0
Nidec (H.K.) Co., Ltd.	Hong Kong	Sales of parts for our products and sales of spindle motors	HK$663,773 thousand	HK$800 thousand	99.9
P.T. Nidec Indonesia	Indonesia	Manufacture of components for pivot assemblies and precision motors	U.S.$28,371 thousand	U.S.$700 thousand	99.0
Nidec Tosok Corporation *	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, semiconductor manufacturing machinery, air/electronic gauges, precision ball screws, and other precision measuring devices and manufacture of fan motors	¥24,843 million	¥3,159 million	54.7
Nidec-Shimpo Corporation (2) *	Japan	Manufacture and sales of power transmission drives, control device, measuring and factory automation equipment, ceramic and wood art equipment, and others	¥12,711 million	¥2,592 million	51.4
Nidec-Read Corporation *	Japan	Manufacture and sales of printed circuit boards, liquid crystal display and plasma display panels testing systems and automatic measurement/control systems	¥3,096 million	¥938 million	61.5

Index to Consolidated Financial Statements and Information.

Name	Country	Principal business	Net sales for the year ended March 31, 2003	Issued share capital as of March 31, 2003	Percentage directly owned by Nidec as of March 31, 2003
					(%)
Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	¥973 million	¥70 million	85.7
Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	U.S.$0	U.S.$12,000 thousand	100.0
Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors	U.S.$6,275 thousand	U.S.$4,374 thousand	100.0
Nidec (New Territories) Co., Ltd.	Hong Kong	Manufacture and sales of small brushless DC motors	HK$145,901 thousand	HK$1 thousand	99.8
Nidec System Engineering (Zhejiang) Corporation	China	Manufacture of factory automation equipment	CNY542 thousand	CNY41,384 thousand	100.0
Nidec (Shanghai) International Trading Co., Ltd. (3)	China	Sales of small brushless DC motors	CNY0	CNY 1,655 thousand	100.0
Non-consolidated affiliates
Nidec Copal Corporation *	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	¥55,483 million	¥9,390 million	46.7
Nidec Copal Electronics Corporation *	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	¥16,580 million	¥2,362 million	43.9

Notes:

(1)

Nidec America Corporation transferred its power supply business to Ault Incorporated on July 16, 2002.

(2)

On April 25, 2003, Nidec and Nidec-Shimpo Corporation entered into a share exchange agreement by which Nidec-Shimpo will become a wholly-owned subsidiary of Nidec by way of share exchange. The scheduled effective date of the share exchange is October 1, 2003.

(3)

Nidec (Shanghai) International Trading Co., Ltd. was established in April 2003 by Nidec as its Chinese sales and marketing subsidiary. The number of issued share capital of Nidec (Shanghai) International Trading Co., Ltd. and the percentage directly owned by Nidec in the above table are as of June 30, 2003.

(* - Listed on one or more stock exchanges in Japan)

Major Affiliates

As described below, each of our affiliates offer products and technologies relevant to core motor and drive technology and, although they tend to specialize in different product segments or markets, our activities overlap in some product areas. The principal purpose behind our investments in these affiliates is to obtain technology related to motors and similar products and to increase revenues by improving management and streamlining business. We seek to learn from the technology and manufacturing processes of each of these affiliates so as to incorporate such expertise into our own business. In turn, we contribute management time and expertise. As a general rule, Mr. Shigenobu Nagamori, our founder, President and CEO, becomes chairman of acquired companies and is actively involved in their management, usually together with one or more members of our senior management who are seconded to the company and sit on its board of directors. However, we otherwise do not participate in the day-to-day management. Also, as discussed under Item 7.B. “Related Party Transactions,” we have management agreements with Nidec Copal and Nidec Copal Electronics pursuant to which we have certain consultation rights and must give consent before these affiliates can take material corporate actions.

Index to Consolidated Financial Statements and Information.

Nidec Copal Corporation

Nidec Copal was founded in May 1949 as Japan’s only specialty manufacturer of camera shutters. For over 50 years, Nidec Copal has been supplying shutters and other products to the world’s leading camera makers. At the same time, Nidec Copal has also diversified its business. They have developed various high-technology products for major manufacturers on an OEM basis as well as their own original brands. They now have a solid footing as an optomechatronics manufacturer integrating optics, mechanics, and electronics. Since acquiring a minority interest in Nidec Copal in February 1998, we have been working with them to build a stronger management base and expand their business lines. We have been taking advantage of synergies to strengthen their manufacturing techniques and systems.

Nidec Copal and its subsidiaries manufacture and sell the products presented below as well as conduct related research and development activities.

•

Shutters including: focal plane shutters for high-grade single-lens reflex cameras; mechanical shutters for digital cameras; shutters for compact cameras, lens drives, and AF systems; and large-format camera shutters for professional photographers.

•

Optical units and lenses including sensor units to detect counterfeit bills and coins with quick precision.

•

Small precision motors including: miniature vibration motors for pagers and mobile phones; powerful, low-noise fans used as cooling devices in computer central processing units; encoder motors used as position sensors in vehicles to absorb shock during driving; geared motors made of resin rather than metal which have the same strength but operate more quietly than conventional motors; stepping motors with and without encoders used as head driving units for floppy disk drives and autofocusing units for medium-sized cameras and as optical disk driving units for PCs.

•

Sensors and electronic parts including: diversified encoders used for office equipment, industrial equipment, and broadcasting/telecommunication equipment; potentiometers for industrial robots, measuring instruments, construction machinery, and research.

•

Backlights for liquid crystal displays which are used in mobile phones.

•

Precision parts and dies designed to produce shutters and small precision motors and other related products.

•

Systems-related equipment, such as photo laboratory systems, factory automation machinery and other related products.

Index to Consolidated Financial Statements and Information.

For the year ended March 31, 2003, Nidec Copal recorded ¥55,483 million of net sales, ¥4,771 million of operating income and ¥2,145 million of net income compared with ¥49,876 million of net sales, ¥2,528 million of operating income and ¥1,915 million of net income during the year ended March 31, 2002. Optical and electronic products, such as shutters, optical units and lenses, small precision motors, sensors, backlights for liquid crystal displays, and precision parts and dies, represented approximately 83% of total net sales. Systems-related equipment, such as photo laboratory systems, factory automation machinery, represent the remaining portion of Copal’s total net sales.

For the year ended March 31, 2003, Nidec Copal’s sales in Japan amounted to ¥36,068 million, sales in South East Asia amounted to ¥16,289 million, and sales in the United States and other areas amounted to ¥3,125million. As of March 31, 2003, Nidec Copal and its subsidiaries had 7,103 employees.

Nidec Copal Electronics Corporation

Nidec Copal Electronics Corporation was established in April 1967 as a specialty manufacturer of electronics components. Its corporate policy is to supply high-quality products at low prices. Nidec Copal Electronics began by developing a wirewound trimmer which was enthusiastically received by many sectors in the electronics industry. This initial success laid the groundwork for future development at the start of the electronics revolution. Later, robust sales of cermet trimmers led to Nidec Copal Electronic’s expansion. Further development efforts led to the release of a succession of new product lines. These included ranges of motors, encoders, switches and pressure sensors.

Product diversification remains an important activity within Nidec Copal Electronics. In 1983, through the development of the polygon laser scanner, Nidec Copal Electronics expanded into the field of optomechatronics. The polygon laser scanner is a key component in laser printers. Nidec Copal Electronics has also pursued an aggressive course of business globalization. In 1986, Nidec Copal Electronics established marketing subsidiaries in the California and Europe. Later, it opened a branch office in Singapore. We acquired a minority interest in 1998. Through our strategic operating centers in Asia, North America and Europe, Nidec Copal Electronics intends to further enhance its products and services.

Nidec Copal Electronics and its subsidiaries focus on the production of products such as trimmer potentiometers, switches, pressure sensors, rotary encoders, potentiometers, motors, polygon laser scanners and fans that incorporate new machatronics technology. Mechatronics is a union of the long-nurtured advanced technologies of precision manufacturing and electronics. Since its establishment, Nidec Copal Electronics has created an extensive product line through the independent development and introduction of new technologies. For example, using contact, thick-film printing and automation technologies, Nidec Copal Electronics mass produces trimmer potentiometers, code switches and other electronics circuit components. Also, Nidec Copal Electronics has combined diamond point cutting, optical thin film deposition and precision instrumentation to manufacture high performance reliable polygon laser scanners. Nidec Copal Electronics produces sophisticated pressure sensors by using silicon diaphragm etching and diffusion technologies. Thick-film printing and laser trimming technologies are also used in the production of pressure sensors. Supported by these technologies, Nidec Copal Electronic’s products have earned reputation for reliability and are widely used as key elements in machinery for office automation, instrumentation, communications, broadcasting and factory automation.

For the year ended March 31, 2003, Nidec Copal Electronics recorded ¥16,580 million of net sales, ¥1,907 million of operating income and ¥792 million of net income as compared to ¥15,254 million in net sales, ¥635 million in operating income and ¥301 million in net income during the year ended March 31, 2002. In stark contrast with the upbeat trend during the fiscal year ended March 31, 2001, the market downturn triggered by the drastic deterioration of the IT market during the year ended March 31, 2002 adversely affected demand particularly in the area of semi-conductors and plant facilities. Competitors cut prices dramatically to retain market share and Nidec Copal Electronics was forced to take administrative action in response to falling order volumes and selling prices. Faced with such an environment, Nidec Copal Electronics decided to streamline production in order to improve its cost structure and profits. In order to do so, it shifted its production of electronic circuit components offshore to China while downsizing production at home in addition to reducing fixed costs.

For the year ended March 31, 2003, Nidec Copal Electronics’ sales in Japan amounted to ¥13,698 million, sales in North America amounted to ¥550 million, sales in Europe amounted to ¥905 million, sales in Asia amounted to ¥1,403 million and sales in other area amounted to ¥25 million. As of March 31, 2003, Nidec Copal Electronics and its subsidiaries had 544 employees.

Index to Consolidated Financial Statements and Information.

Joint Venture with Johnson Electric

In July 2000, we formed a joint venture with Johnson Electric of Hong Kong, which is a leading company in the area of motors for automobiles. The joint venture, Nidec Johnson, is comprised of two separate entities, Nidec Johnson Electric (Hong Kong) Limited, which is responsible for manufacturing, and Nidec Johnson Electric Corporation, which is responsible for marketing. Previously, we were acting as a sales agent in Japan for Johnson Electric’s brush DC motors for audio visual and computer equipment. Johnson Electric wanted to increase its market share in the Japanese audio/visual and computer equipment market with our assistance through the joint venture. We wanted to further expand our presence in motor technology markets by adding brush DC motors to our existing range of brushless DC motor products. Although the market for brush DC motors for audio/visual and computer equipment was dominated by a single manufacturer, Mabuchi Motors, we hoped to gain a substantial market share by offering motor products responsive to customers’ needs through the joint venture.

During Nidec Johnson’s first fiscal year, ended March 31, 2001, sales were not as strong as we had initially expected and, as a consequence, the joint venture experienced net losses. First, a longer amount of time was required to integrate the two partners’ management systems than we had planned. However, this transition is now complete. Second, the market for computers and related products rapidly softened during the fiscal year ended March 31, 2001 and the demand for the joint venture’s products substantially decreased as a result. Also, Taiwanese and Korean manufacturers are more aggressively seeking to expand market share by lowering their prices for the types of products that the joint venture manufactures and distributes. This has slowed the pace of the joint venture’s expansion.

For the year ended March 31, 2001, Nidec Johnson Electric (Hong Kong) Limited and Nidec Johnson Electric Corporation recorded ¥1,242 million and ¥1,373 million of net sales, ¥352 million of operating loss and ¥42 million of operating income and ¥400 million of net loss and ¥33 million of net income, respectively. As of March 31, 2001, the net carrying amount of our investment and loans receivable was ¥1,032 million.

During the joint venture’s second fiscal year, ended March 31, 2002, due to deterioration of the market the joint venture experienced sluggish sales and earnings in the first six months of the year. In the second half of the fiscal year, the joint venture began to receive orders from large customers and shipments to South Korea, Taiwan, and China increased. While cost competition is increasingly severe, the joint venture is working to reduce costs and develop new products in order to become profitable.

For the year ended March 31, 2002, Nidec Johnson Electric (Hong Kong) Limited and Nidec Johnson Electric Corporation recorded ¥2,071 million and ¥2,257 million of net sales, ¥462 million of operating loss and ¥15 million of operating income, and ¥514 million of net loss and ¥12 million of net income, respectively. As of March 31, 2002, the net carrying amount of our investment and loans receivable was ¥1,719 million.

During the joint venture’s third fiscal year ended March 31, 2003, Nidec Johnson Electric (Hong Kong) Limited increased its sales by 25% over the same period of the previous year. Although the business is still at a loss, its deficit has been significantly narrowed as a result of cost-saving efforts centered on the reduction of material costs. Nidec Johnson remains committed to lowering costs and expanding sales. Meanwhile, Nidec Johnson Electric Corporation reduced its sales significantly, recording an increased income loss over the same period of the previous year.

For the year ended March 31, 2003, Nidec Johnson Electric (Hong Kong) Limited and Nidec Johnson Electric Corporation recorded ¥2,596 million and ¥293 million of net sales, ¥162 million and ¥27 million of operating loss, and ¥189 million and ¥34 million of net loss, respectively. As of March 31, 2003, the net carrying amount of our investment and loans receivable was ¥1,621 million.

Index to Consolidated Financial Statements and Information.

Joint Venture with NTN Corporation

On August 28, 2002, Nidec and NTN Corporation established a joint venture, NTN-Nidec (Zhejiang) Corporation, in Pinghu City located near Shanghai, China.

Nidec holds 40% and NTN holds 60% of the equity of new joint venture. The breakdown of current paid-in capital of $6.5 million is Nidec’s $2.6 million and NTN’s $3.9 million. The purpose of the new joint venture company is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for hard disk drive motors.

We originally planned to establish this new joint venture in the Philippines in December 2001 and start its operation from April 2002. However, in March 2002, we decided to postpone this plan temporarily due to the accelerated schedule of a customer’s model adoption, which compelled us to go with our originally developed fluid dynamic bearing units.

Subsequently, both Nidec and NTN actively promoted pre-production samples and evaluation and torture tests for large customers. Considering the rapid development of our customers’ business activities in China, we decided to establish our production base for fluid dynamic bearing units in the Pinghu Economic Development Zone in China.

A new factory in Pinghu was completed in March 2003, and started production from April, 2003. We produced ten thousand fluid dynamic bearing units per month at the first phase, fifty thousand units in June, and in accordance with the market demand it will expand up to five hundred thousand units per month employing up to 1,900 workers.

The fluid dynamic bearing unit produced by the new joint venture will be used in our fluid dynamic bearing motor for hard disk drive with high qualities in rotation accuracy, quietness and durability. We will introduce such new fluid dynamic bearing motors not only in the current computer peripheral equipment market but also in the audio-visual market that has been adopting hard disk drive rapidly, thereby satisfying our customer’s various demands.

D.

Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2003, we operated manufacturing and sales facilities through 11 Japanese subsidiaries and 26 foreign subsidiaries. The facilities are located in Japan, China, Taiwan, Singapore, Thailand, Malaysia, South Korea, Indonesia, the Philippines, Vietnam, the United States and Europe.

The following table sets forth information, as of March 31, 2003, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function
In Japan
Mineyama Factory (1)	Japan	11,070	Research and development and manufacturing of spindle motors for hard disk drives (both ball bearing and fluid dynamic bearing)
Shiga Technical Development Center (1)	Japan	20,596	Research and development and manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, mid-size motors for automobiles and pumps and precision motors
Nagano Technical Development Center (1)	Japan	7,862	Research and development and manufacturing of spindle motors for hard disk drives and pivot assemblies

Index to Consolidated Financial Statements and Information.

Facility name	Location	Floor space (square meters)	Principal products and function
Corporate Headquarters and Central Laboratories (1)	Japan	4,353	Basic research and development and fluid dynamic bearing technology development
Nidec Shimpo Corporation	Japan	29,322	Manufacturing of power transmission equipments and measuring equipments
Nidec Tosok Corporation 1st Factory	Japan	11,291	Manufacturing of components for automobiles
Nidec Tosok Corporation 2nd Factory	Japan	4,387	Manufacturing of components for automobiles
Nidec Tosok Corporation 3rd Factory	Japan	10,517	Manufacturing of measuring equipments and semiconductor equipments
Nidec Tosok Corporation Yamanashi Factory	Japan	14,919	Manufacturing of components for automobiles

Outside Japan
Nidec Electronic (Thailand) Co., Ltd.-Rojana Factory (1)	Thailand	38,700	Manufacturing of spindle motors for hard disk drives
Nidec Electronic (Thailand) Co., Ltd.-Ayutthaya Factory (5)	Thailand	5,200	Manufacturing of spindle motors for hard disk drives
Nidec Electronic (Thailand) Co., Ltd.-Bangkadi Factory (1)	Thailand	9,500	Manufacturing of spindle motors for hard disk drives
Nidec Precision (Thailand) Co., Ltd. (5)	Thailand	19,560	Manufacturing of components for hard disk drive spindle motors
Nidec High-Tech Motor (Thailand) Co., Ltd. (5)	Thailand	9,600	Manufacturing of fluid dynamic bearing spindle motors
P.T. Nidec Indonesia (5)	Indonesia	4,300	Manufacturing of components for pivot assemblies and precision motors
Nidec (Dalian) Limited (3)	China	26,706	Manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, fans and components for precision motors
Nidec Shibaura (Zhejiang) Co., Ltd.	China	28,600	Manufacturing of mid-size motors
Nidec America Corporation (2)	U.S.A.	13,350	Research and development and manufacturing of power supplies, fans and small high-precision motors
Nidec Philippines Corporation (4)	Philippines	59,769	Manufacturing of spindle motors for hard disk drives
Nidec Singapore Pte. Ltd. (3)	Singapore	8,000	Research and development and manufacturing of spindle motors and pivot assemblies for hard disk drives
Nidec Tosok (Vietnam) Co., Ltd.	Vietnam	35,212	Manufacturing of fans and components for automobiles
Nidec Shibaura Electronics (Thailand) Co., Ltd.	Thailand	11,200	Manufacturing of mid-size motors
Nidec (Zhejiang) Corporation (3)	China	20,000	Manufacturing of spindle motors for hard disk drives and assembling motors and accessories
Nidec (Dong Guan) Corporation (3)	China	9,600	Manufacturing of small brushless DC motors for PC peripheral devices and office automation equipment
Nidec System Engineering (Zhejiang) Corporation (3)	China	12,300	Manufacturing of factory automation equipment

__________
Notes:

(1)

We own both the property and the facilities.

(2)

We own the property and lease the facilities.

(3)

We lease the property and own the facilities.

(4)

Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.

(5)

We lease both the property and the facilities.

Index to Consolidated Financial Statements and Information.

In addition to the above facilities, we have a number of other smaller plants located worldwide. We also own sales and service offices which are located primarily in Tokyo, Machida, Osaka, Nagoya and Fukuoka.

We constructed a building for our new corporate headquarters and central laboratories in March 2003. We moved to the new building from the former building in May 2003.

As of March 31, 2003, the aggregate book value of the land and buildings we owned was ¥65.7 billion, and the aggregate book value of machinery and equipment we owned was ¥83.6 billion. We lease other equipment that we use in our operations.

Index to Consolidated Financial Statements and Information.

Item 5.

Operating and Financial Review and Prospects.

A.

Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

Market Environment for Hard Disk Drive Spindle Motors

During the year ended March 31, 2003 the market for hard disk drive spindle motors had undergone a significant shift from the conventional ball bearing technology to the fluid dynamic bearing technology. Almost 56% of our production of hard disk drive spindle motors were fluid dynamic bearing motors for the year ended March 31, 2003, compared to 29% for the year ended March 31, 2002. We believe that almost all, with a few exception, hard disk drive manufacturers in the world began shifting from conventional ball bearings motors to fluid dynamic bearings motors.

During the latter half of the year ended March 31, 2001, the U.S. economy began to slow, and this led to a reduced demand for PCs. The reduced demand for PCs continued into the year ended March 31, 2002. According to International Data Corporation’s estimate, worldwide PC shipments, including PC servers, fell approximately 4.2% during the calendar year 2001 compared to the calendar year 2000. This was the first decline since 1986. Such shipments increased, however, by 1.5% for the calendar year 2002 from the calendar year 2001 and is estimated to have increased by 8.3% for the calendar year 2003. Our average sales price of hard disk drive spindle motors fell by approximately 7% during the year ended March 31, 2001 and increased by approximately 1% during the year ended March 31, 2002 reflecting the premiums on the prices of our newly introduced fluid dynamic bearing hard disk drive spindle motors. Our average sales price of hard disk drive spindle motors fell again by approximately 8% during the year ended March 31, 2003, despite the increase in the shipments of our hard disk drive spindle motors by 14%. This, we believe, reflects the strong demand for our hard disk drive motors, especially from manufacturers of new consumer electronics and home entertainment applications. We were able to increase our market share of hard disk drive motors for use in non-PC products including DVD recorders and car navigation systems.

Also, recently we have seen an increasing number of our customers establish their hard disk drive production centers in China and other countries, as they have been attracted by these countries’ low production cost environment. We believe that the migration of our customers’ production facilities to those countries, especially China, will continue for the next several years.

We have been responding to the trends described above by taking the following steps:

•

We are expanding manufacturing and assembly operations in China and other low-cost production locations, such as Thailand and the Philippines.

•

We are seeking to increase mass production of fluid dynamic bearing hard disk drive spindle motors for 3.5-inch hard disk drives.

•

We are expanding the percentage of components we produce in-house.

Index to Consolidated Financial Statements and Information.

We believe that, by taking these steps, we can achieve cost savings that will outweigh lower average unit prices. We also believe that we will be able to increase total revenue in future years as demand increases for fluid dynamic bearing spindle motors in new non-computer markets.

Market Environment for Other Small Precision Brushless DC Motors

Most of our revenues from sales of other small precision brushless DC motors are derived from sales to manufacturers of CD-ROM, CD-R/W and DVD drives. We believe that the market for CD-ROM drives is reaching maturity. At the same time, the markets for CD-R/W drives and DVD drives are growing, in part by replacing CD-ROM drives. Also, a recent slow-down in demand for computers has been putting downward pressure on the pricing for those drives that are used in them. Accordingly, some of our small precision brushless DC motors, particularly those for use in CD-ROM drives have been under downward pricing pressure, while the demand for others, particularly those for use in CD-R/W drives and DVD drives in non-computer products, has been growing. We expect to become more competitive in these markets as our production costs decline as a result of standardizing our product lines.

Market Environment for brushless DC Fans

Sales of our brushless DC fans are primarily affected by the general market demand for the products which incorporate them. Our brushless DC fans are used in computers, computer peripherals, game consoles, photocopy machines, projectors and household appliances such as rice cookers. We are also selling brushless DC fans which are used to cool automobile seats. The demand for brushless DC fans used for game consoles remarkably increased recently. However, during the first three months of the calendar year 2003, such demand dropped substantially, which had a negative effect on the market for brushless DC fans. We also have seen strong demand for fans for household electric appliances, in line with strong demand of such products as microwave ovens, rice cookers, warm water toilet seats and refrigerators.

Market Environment for Mid-size Motors

Recently, demand for power steering systems that incorporate mid-size brushless DC motors, which help conserve energy, has been increasing, and an increasing number of power steering system manufacturers have shifted to producing this type of power steering systems, away from the conventional type that uses belts for engine driven. We believe, however, that it will still take some time before the acceptance of power steering systems that use mid-size brushless motors reaches a sufficiently high level to enable us to start mass production of these motors because, in this market, evaluation of samples that must take place prior to the introduction of a new product takes a comparatively long period of time. Also, in recent years there has been increased demand for household appliance products including air conditioners and dish washers that use mid-size motors.

Effects of Our Recent Acquisitions Activities on Our Financial Statements

As discussed under Item 4.A of this annual report, we have sought growth by investing in or acquiring companies with motor, drive and other related products and technologies. Depending on circumstances, we acquire a majority interest or a substantial minority interest in the target company. Our approach has been to identify underperforming companies with advanced products and technologies. In recent years, we have acquired substantial interests in a number of major companies, several of which were already public companies in Japan.

In connection with our acquisition of majority ownership of consolidated subsidiaries, we had an aggregate amount of goodwill of ¥3,611 million as of March 31, 2002. This goodwill was originally scheduled to be amortized over a period of five years. In accordance with Statement of Financial Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which is discussed in “Recent Accounting Pronouncements” below, amortization of goodwill ceased beginning on April 1, 2002. Goodwill is now to be tested for impairment at least annually. Major acquisitions of consolidated subsidiaries over the last three fiscal years include our additional acquisition in September 2000 of 60.0% of the common stock of Nidec Shibaura Corporation, making it a wholly-owned subsidiary.  We spent approximately ¥600 million on the transaction. Assuming that this acquisition transaction during the period had occurred as of April 1, 2000, on an unaudited pro forma basis our net sales would have been ¥183,255 million for the year ended March 31, 2001, and our net income would have been ¥10,324 million for the year ended March 31, 2001.

Index to Consolidated Financial Statements and Information.

Also, in February 2002 we made an additional acquisition of approximately 1.1% of the common stock of Nidec-Shimpo Corporation, which made it a majority-owned subsidiary. As a result of this acquisition, Nidec Read Corporation, Nidec Tosok Corporation and some other affiliated companies also became our majority-owned subsidiaries. Also assuming that this acquisition transaction had occurred as of April 1, 2000, on an unaudited pro forma basis our net sales would have been ¥213,670 million for the year ended March 31, 2001 and ¥227,860 million for the year ended March 31, 2002, and our net income would have been ¥11,203 million for the year ended March 31, 2001 and ¥6,878 million for the year ended March 31, 2002.

During the year ended March 31, 2003, we invested an aggregate of ¥693 million in shares of affiliates accounted for by the equity method. We own, directly or indirectly, 50% or less of the shares of ten affiliates. On a combined basis, our affiliates had aggregate net revenues of ¥86,258 million, gross profit of ¥15,785 million and net income of ¥3,225 million for the year ended March 31, 2003, as compared to net revenues of ¥130,643 million, gross profit of ¥21,855 million and net income of ¥3,319 million for the year ended March 31, 2002. The decline in net revenues, gross profit and net income for the year ended March 31, 2003 is primarily due to the fact that we excluded Nidec-Shimpo Corporation, Nidec-Read Corporation, Nidec Tosok Corporation and certain other affiliated companies, which became newly consolidated subsidiaries in February 2002. We had equity in net income of affiliated companies in the amount of ¥1,466 million for the year ended March 31, 2003 and equity in net loss of our affiliated companies in the amount of ¥2,417 million for the year ended March 31, 2002. This was mainly due to the fact that we ceased to amortize goodwill by the adoption of SFAS No. 142, which became effective on April 1, 2002. Excluding the amortization of goodwill, our share of net income of our affiliates for the year ended March 31, 2002 would have been ¥1,331 million. Results varied widely between companies. The business lines and results of our major affiliates are described in “Major Affiliates” under Item 4.C of this annual report.

Even though their results are not consolidated with ours in the financial statements included in this annual report, we view cooperation with our affiliates, especially those which also produce precision motors, as an integral part of our growth strategy. It is possible that we may increase our equity ownership in one or more of these affiliates to over 50% in the future fiscal years, which would result in their consolidation.

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than yen ― most significantly, U.S. dollars. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. Our consolidated financial statements are subject to both translation risk and transaction risk. Translation risk is the risk that our consolidated financial statements for a particular period or for a particular date are affected by changes in the prevailing exchange rates of the currencies in those countries in which we conduct business against the Japanese yen. The translation effect, even if it is substantial, is a reporting consideration and does not reflect our underlying results of operations.

Transaction risk arises when the currency structure of our costs and liabilities deviates from the currency structure of our sales proceeds and assets. A substantial portion of our overseas sales are made in U.S. dollars. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, which currently represent in excess of 60% of our total costs, we generally have had a significant net long U.S. dollar position. With respect to costs not denominated in U.S. dollars, we believe that we have been able to reduce the level of transaction risk to the extent that our overseas subsidiaries incur costs in currencies that generally follow the U.S. dollar. Transaction risk remains for products sold in U.S. dollars to the extent that we must purchase parts for our products from Japan, the costs for which are denominated in yen.

Index to Consolidated Financial Statements and Information.

Changes in the fair values of our foreign exchange forward contracts and changes in option prices under our foreign currency option agreements are recognized as gains or losses on derivative instruments in our consolidated statement of income. For a more detailed discussion of these instruments, you should read Note 21 to our consolidated financial statements included in this annual report.

Trends for the Year Ending March 31, 2004

The fiscal year ending March 31, 2004 started with no clear sign of economic recovery under unforeseeable political climates, leaving the trend for future demands unpredictable. In the meantime, intensified competitions for cutting-edge technologies have led to the improvement of practical applications of technologies and an increasing demand for new products. We, as a worldwide leader for motor technology, are poised to push for new growth defying today’s turbulent business environment. We have been focusing on the mass-production of fluid dynamic bearing motors, which is as an epoch-making technical innovation. We are prepared to launch a full-fledged fluid dynamic bearing business on a greater scale. While upgrading its technical edge, we continue to improve cost competitiveness and profitability. In other business fields, we remain stable in parts businesses markets of various kinds, while our machinery business remains stagnated.  One of our main objectives for the year ending March 31, 2004 is to have  profitability growth across our business areas.

The foregoing statements regarding the year ending March 31, 2004 are forward-looking statements based on our assumptions and beliefs as to economic and market conditions, our performance under those conditions and other factors are subject to the qualifications set forth in the “Special Note Regarding Forward-looking Statements” under Item 3.D of this annual report. Our actual results of operations could vary significantly from those described above, as a result of factors such as:

•

a decline in the demand for computer hard disk drives and related information technology products that incorporate our motors, or a longer than expected delay in the recovery of such demand;

•

a downward movement in the pricing of our motors due to efforts by competing manufacturers to reduce excess inventory or to gain market share;

•

a general decline in the global economy, particularly levels of consumer spending and capital investment;

•

our ability to mass produce and win market acceptance of our products, particularly those that use new fluid dynamic bearing motor technology;

•

the appreciation of the Japanese yen against the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated; and

•

other factors discussed under Item 3.D of this annual report.

In addition to the above, unanticipated events and circumstances could affect our results of operations.

Index to Consolidated Financial Statements and Information.

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years in the period ended March 31, 2003.

	Year ended March 31,
	2001	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands)
Net sales	¥172,710	¥193,332	¥231,836	$1,928,752
Cost and expenses:
Cost of products sold	144,594	159,442	187,306	1,558,286
Selling General and administrative expenses	12,810	17,691	21,302	177,221
Research and development expenses	5,243	5,727	6,824	56,772

	162,647	182,860	215,432	1,792,279
Operating income	10,063	10,472	16,404	136,473
Other income (expenses):
Interest and dividend income	855	572	364	3,028
Interest expense	(1,338)	(1,167)	(890)	(7,404)
Foreign exchange gain (loss), net	3,117	2,107	(3,511)	(29,209)
Gain from derivative instruments, net	3,355	8	23	191
Loss on marketable securities, net	(2,900)	(1,400)	(1,583)	(13,170)
Gain from issuance of securities by affiliated companies	449	-	39	324
Gain (loss) from sales of investments in affiliated companies	1,861	11	(4)	(33)
Other, net	(324)	874	69	574

	5,075	1,005	(5,493)	(45,699)
Income before provision for income taxes	15,138	11,477	10,911	90,774
Provision for income taxes	(4,609)	(2,162)	(1,053)	(8,760)

Income before minority interest and equity in earnings of affiliated companies	10,529	9,315	9,858	82,014
Minority interest in income (loss) of consolidated companies	(93)	318	644	5,358
Equity in net (income) / losses of affiliated companies	(89)	2,417	(1,466)	(12,196)

Net income	¥10,711	¥6,580	¥10,680	$88,852

Results of Operations – Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net Sales

Our net sales increased ¥38,504 million, or 19.9%, from ¥193,332 million for the year ended March 31, 2002 to ¥231,836 million for the year ended March 31, 2003. This increase was mainly due to the addition of newly consolidated subsidiaries. Net sales of Nidec Tosok Corporation, Nidec-Shimpo Corporation and certain other affiliated companies newly consolidated in February 2002 by increasing our ownership interest, were included in our net sales for only one month for the year ended March 31, 2002 but net sales of these subsidiaries for the entire year ended March 31, 2003 were included in our net sales. The net sales of these newly consolidated subsidiaries for the year ended March 31, 2003 were ¥42,301 million, which consisted of ¥29,179 million to external customers and ¥13,122 million to group companies. Therefore, excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥9,325 million, or 4.9%, from ¥190,715 million for the year ended March 31, 2002 to ¥200,040 million for the year ended March 31, 2003 due primarily to an increase in sales of other small precision brushless DC motors and brushless DC fans. The gross profit ratio increased from 17.5% for the year ended March 31, 2002 to 19.2% for the year ended March 31, 2003 mainly due to the higher gross profit ratio of our newly consolidated subsidiaries.

Index to Consolidated Financial Statements and Information.

Net sales of our hard disk drive spindle motors increased ¥3,969 million, or 4.2%, from ¥93,748 million for the year ended March 31, 2002 to ¥97,717 million for the year ended March 31, 2003 mainly due to an increased demand for hard disk spindle motors in non-PC areas, such as DVD recorders and car navigation systems, despite the drop in unit prices. Net sales from hard disk drive spindle motors accounted for 48.5% of total net sales for the year ended March 31, 2002 and 42.1% of total net sales for the year ended March 31, 2003.

Net sales of other small precision brushless DC motors increased ¥3,926 million, or 18.1%, from ¥21,657 million for the year ended March 31, 2002 to ¥25,583 million for the year ended March 31, 2003. This increase resulted from the growth of brushless DC motors mainly used for DVD drives, CD-R drives and CD-R/W drives. Net sales from other small precision brushless DC motors accounted for 11.2% of total net sales for the year ended March 31, 2002 and 11.0% of total net sales for the year ended March 31, 2003.

Net sales of small precision brush DC motors increased ¥741 million, or 29.2%, from ¥2,539 million for the year ended March 31, 2002 to ¥3,280 million for the year ended March 31, 2003. This was primarily due to an increase in sales of vibration motors used in mobile phones.

Net sales of our brushless DC fans increased ¥2,872 million, or 11.7%, from ¥24,523 million for the year ended March 31, 2002 to ¥27,395 million for the year ended March 31, 2003. This was primarily due to increased demand for fan motors used in microprocessor cooling units and home video game consoles during the first half of the year. Net sales from brushless DC fans accounted for 12.7% of total net sales for the year ended March 31, 2002 and 11.8% of total net sales for the year ended March 31, 2003.

Net sales of mid-size motors increased ¥1,227 million, or 3.4%, from ¥36,252 million for the year ended March 31, 2002 to ¥37,479 million for the year ended March 31, 2003. This increase was primarily due to an increase in sales of motors for automobile power steering systems, while sales of motors for home electric appliances and industrial machines decreased mainly due to a sluggish market. Net sales from mid-size motors accounted for 18.8% of our total net sales for the year ended March 31, 2002 and 16.2% of total net sales for the year ended March 31, 2003.

Net sales of machinery and power supplies increased ¥14,862 million, or 193.2%, from ¥7,693 million for the year ended March 31, 2002 to ¥22,555 million for the year ended March 31, 2003. For the year ended March 31, 2003, ¥16,238 million of additional net sales were contributed by two newly consolidated subsidiaries, Nidec Tosok Corporation and Nidec-Shimpo Corporation. Excluding the contribution from these newly consolidated subsidiaries, net sales decreased ¥1,376 million, or 22.0%, from ¥6,252 million for the year ended March 31, 2002 to ¥4,876 million for the year ended March 31, 2003. The primary reason for this decline was our withdrawal from the power supplies business both in Japan and in the United States.

Net sales of other products increased ¥10,907 million, or 157.6%, from ¥6,920 million for the year ended March 31, 2002 to ¥17,827 million for the year ended March 31, 2003. This increase was due to the addition of ¥12,230 million of net sales of automobile parts by Nidec Tosok Corporation. Excluding the contribution from Nidec Tosok Corporation, net sales decreased ¥1,323 million, or 22.9%, from ¥5,774 million for the year ended March 31, 2002 to ¥4,451 million for the year ended March 31, 2003. This was mainly due to the decline of ¥2,286 million in sales of pivot assemblies produced at Nidec Singapore Pte. Ltd.

Index to Consolidated Financial Statements and Information.

Cost of Products Sold

Our cost of products sold increased 17.5% from ¥159,442 million for the year ended March 31, 2002 to ¥187,306 million for the year ended March 31, 2003. Much of the increase in absolute terms was attributable to our newly consolidated subsidiaries, Nidec Tosok Corporation, Nidec-Shimpo Corporation and nine other newly consolidated subsidiaries, and increased depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing production capacity for the year ended March 31, 2003. Excluding the contribution from these newly consolidated subsidiaries, cost of products sold increased ¥2,696 million, or 1.7%, from ¥159,422 million for the year ended March 31, 2002 to ¥160,301 million for the year ended March 31, 2003. As a percentage of net sales, cost of sales decreased from 82.5% to 80.8%. This decrease was primarily due to increased efficiencies of scale realized by increased mass production of fluid dynamic bearing motors and lower cost of products relative to net sales of these newly consolidated subsidiaries.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 20.4% from ¥17,691 million for the year ended March 31, 2002 to ¥21,302 million for the year ended March 31, 2003. In addition to the increase in line with the sales increase, this increase was mainly due to the additional expenses of the newly consolidated subsidiaries. Excluding the additional expenses from these newly consolidated subsidiaries, selling, general and administrative expenses increased ¥180 million, or 1.1%, to ¥17,322 million.

Nidec and its U.S. subsidiary, Nidec America Corporation, were sued in 1991 in the U.S. District Court in Connecticut by Rotron, an action in which Rotron claimed that fans manufactured or distributed by Nidec and Nidec America Corporation infringed upon two of Rotron’s patents. On March 28, 2003, Nidec and Nidec America Corporation entered into a settlement agreement with Rotron terminating the pending litigation between the companies and exchanging reciprocal intellectual property rights and privileges whereby each side covenants not to sue the other under existing patents as applied to existing products. Under the settlement agreement, Nidec America Corporation paid Rotron $8 million, which has been recorded in “Other Current Liabilities” in our consolidated balance sheet and in “Selling, General and Administrative Expenses” in our consolidated statements of income. Our decision to enter in the settlement agreement was based on our business judgement that it was the best choice for us to avoid jury’s verdict that one category of our products infringed Rotron’s patent and to obtain prospective protection against future claims by Rotron by executing the settlement agreement.

Excluding the impact from these newly consolidated subsidiaries, salaries increased by ¥409 million at Nidec from ¥1,979 million for the year ended March 31, 2002 to ¥2,388 million for the year ended March 31, 2003. Moreover, officers’ salaries increased by ¥106 million at Nidec from ¥302 million for the year ended March 31, 2002 to ¥408 million for the year ended March 31, 2003.

We changed the manner in which we account for goodwill in light of the adoption of new accounting standards, SFAS No. 142, which became effective for us on April 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, as previous standards required, but are tested for impairment annually. As a result, we ceased to amortize ¥3,658 million of goodwill on a straight-line basis over its estimated useful life and did not recognize ¥968 million of goodwill amortization expense for the year ended March 31, 2003 that would have been recognized if the previous standards had been in effect. As a result of our impairment test, we did not recognize impairments for the year ended March 31, 2003.

As a percentage of net sales, selling, general and administrative expenses were the same 9.2% both for the year ended March 31, 2002 and for the year ended March 31, 2003.

Index to Consolidated Financial Statements and Information.

Research and Development Expenses

Our research and development expenses increased 19.1% from ¥5,727 million for the year ended March 31, 2002 to ¥6,824 million for the year ended March 31, 2003. This increase was mainly due to the additional expenses of our newly consolidated subsidiaries. Excluding the additional expenses of these newly consolidated subsidiaries, research and development expenses decreased ¥103 million, or 1.8%, from ¥5,729 million for the year ended March 31, 2002 to ¥5,624 million for the year ended March 31, 2003. This was mainly due to a decrease of expenditures for fluid dynamic bearing motors. As a percentage of net sales, research and development expenses decreased from 3.0% to 2.9%.

Operating Income

As a result of the foregoing factors, our operating income increased 56.6% from ¥10,472 million for the year ended March 31, 2002 to ¥16,404 million for the year ended March 31, 2003. As a percentage of net sales, operating income increased from 5.4% to 7.1%.

Other Income (Expenses)

We had other income in the amount of ¥1,005 million for the year ended March 31, 2002 while we incurred other expenses in the amount of ¥5,493 million for the year ended March 31, 2003.

Interest and dividend income decreased from ¥572 million for the year ended March 31, 2002 to ¥364 million for the year ended March 31, 2003. This decrease was mainly due to the decreased average balance of foreign currency deposits and lower interest rates. Interest expense decreased from ¥1,167 million for the year ended March 31, 2002 to ¥890 million for the year ended March 31, 2003. This decrease was mainly due to the decreased average balance of our long-term debt during the period.

For the year ended March 31, 2003, we recorded a net foreign exchange loss in the amount of ¥3,511 million, of which ¥2,118 million was recorded at Nidec and ¥622 million at Nidec Philippines Corporation, our Philippine subsidiary. The loss at Nidec was principally due to the appreciation of the yen against the U.S. dollar, which eroded the yen value of its net foreign currency denominated assets. The loss at Nidec Philippines Corporation was principally due to the appreciation of the yen against the Philippine peso, which eroded Nidec Philippines Corporation’s net yen-denominated borrowings.

For the year ended March 31, 2002, we recorded a net foreign exchange gain in the amount of ¥2,107 million, of which ¥1,146 million was recorded at Nidec and ¥365 million at Nidec Electronics (Thailand) Co., Ltd.

For the year ended March 31, 2003, we had losses on sales of marketable securities in the amount of ¥22 million and other-than-temporary losses on marketable securities in the amount of ¥1,561 million. The other-than temporary losses arose mainly from our holdings of equity securities in the Japanese banking sector and were calculated based on the market prices at the year end. Losses are recognized as other-than-temporary when declines in the fair value of an individual security have been more than 20% below its carrying amount for six months. At March 31, 2003, gross unrealized losses of ¥487 million were recognized as temporary losses in equity. This was partially offset by unrealized gains of ¥113 million. It is uncertain whether these losses will become other-than-temporary or whether any further deterioration in fair value will occur since it depends largely on the performance of the Japanese stock market.

Our other, net for the year ended March 31, 2003 was ¥69 million, while our other, net for the year ended March 31, 2002 was ¥874 million due primarily to the settlement gain from Princeton Global Management Inc. for the year ended March 31, 2002.

Index to Consolidated Financial Statements and Information.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes decreased 4.9% from ¥11,477 million for the year ended March 31, 2002 to ¥10,911 million for the year ended March 31, 2003.

Provision for Income Taxes

The provision for income taxes declined 51.3% from ¥2,162 million for the year ended March 31, 2002 to ¥1,053 million for the year ended March 31, 2003. This was because our effective tax rate decreased from 18.8% for the year ended March 31, 2002 to 9.7% in the year ended March 31, 2003 as an adjustment for prior year’s tax accruals related to the reversal of deferred tax liabilities on loss on write-downs of investment securities.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

For the year ended March 31, 2003, minority interest in income of consolidated subsidiaries was ¥644 million as compared with ¥318 million for the year ended March 31, 2002. This increase was mainly due to the addition of our newly consolidated subsidiaries.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥1,466 million for the year ended March 31, 2003 and equity in net loss in our affiliated companies in the amount of ¥2,417 million for the year ended March 31, 2002. The reason for this change was that we changed the manner in which we account for goodwill in light of the adoption of SFAS No. 142, which became effective on April 1, 2002.

We ceased to amortize ¥9,228 million of the portion of the difference between the cost of our investment and the amount of underlying equity in net assets of our affiliated companies that is recognized as goodwill. For the year ended March 31, 2003, we did not recognize ¥2,591 million of amortization on the goodwill associated with our affiliated companies. We continue to review equity method investments for impairment in accordance with the guidance in Accounting Principles Boards Opinion No. 18. For the year ended March 31, 2003, there were no impairments recorded for our affiliated companies.

Summarized financial information for our affiliated companies is included in Note 11 to our consolidated financial statements included in this annual report.

Net Income

As a result of the foregoing, our net income increased 62.3% from ¥6,580 million for the year ended March 31, 2002 to ¥10,680 million for the year ended March 31, 2003.

Results of Operations — Year ended March 31, 2002 Compared to Year ended March 31, 2001

Net Sales

Our net sales increased 11.9% from ¥172,710 million for the year ended March 31, 2001 to ¥193,332 million for the year ended March 31, 2002. This increase was due mainly to an increase in net sales of small precision motors. In addition, net sales of Nidec Shibaura Corporation, in which we increased our ownership interest and which became a consolidated subsidiary in September 2000 was fully included in our net sales for the year ended March 31, 2002. The gross profit ratio increased from 16.3% for the year ended March 31, 2001 to 17.5% for the year ended March 31, 2002 mainly due to the effect of mass production of fluid dynamic bearing motors and an increase in sales of products with higher margins by our Thai subsidiary.

Index to Consolidated Financial Statements and Information.

Net sales of our hard disk drive spindle motors increased 16.3% from ¥80,614 million for the year ended March 31, 2001 to ¥93,748 million for the year ended March 31, 2002 mainly due to the depreciation of the yen and an increase in sales of fluid dynamic bearing motors. Net sales from hard disk drive spindle motors accounted for 46.7% of total net sales for the year ended March 31, 2001 and 48.5% of total net sales for the year ended March 31, 2002.

Net sales of other small precision brushless DC motors increased 21.0% from ¥17,901 million for the year ended March 31, 2001 to ¥21,657 million for the year ended March 31, 2002. This increase resulted from increased sales of DC motors used in DVD drives, CD-R drives and CD-Read/Write drives. Net sales from other small precision brushless DC motors accounted for 10.4% of total net sales for the year ended March 31, 2001 and 11.2% of total net sales for the year ended March 31, 2002.

Net sales of small precision brush DC motors decreased 23.7% from ¥3,327 million for the year ended March 31, 2001 to ¥2,539 million for the year ended March 31, 2002. This was due to the fact that we no longer consolidated the results of Nidec Copal Philippines Corporation and Nidec Copal (Vietnam) Co., Ltd. due to a reduction in our ownership interest in these two companies. Net sales of these companies for the year ended March 31, 2001 was ¥1,672 million.

Net sales of our brushless DC fans increased 16.3% from ¥21,083 million for the year ended March 31, 2001 to ¥24,523 million for the year ended March 31, 2002. This was primarily due to growth in sales of fans for cooling micro processor units and recently introduced game consoles. Net sales from brushless DC fans accounted for 12.2% of total net sales for the year ended March 31, 2001 and 12.7% of total net sales for the year ended March 31, 2002.

Most of the 49.9% increase in net sales of mid-size motors, from ¥24,183 million for the year ended March 31, 2001 to ¥36,252 million for the year ended March 31, 2002, came from Nidec Shibaura Corporation, a newly consolidated subsidiary. Excluding the contribution from Nidec Shibaura Corporation, sales of mid-size motors grew by approximately 12.9%. This growth is mainly due to increased sales of motors for automobile power steering systems. Net sales from mid-size motors accounted for 14.0% of our total net sales for the year ended March 31, 2001 and 18.8% of total net sales for the year ended March 31, 2002.

Net sales of machinery and power supplies decreased 43.8% from ¥13,690 million for the year ended March 31, 2001 to ¥7,693 million for the year ended March 31, 2002. Sales to domestic and overseas customers have declined across the board, primarily due to a decrease in sales of press machinery, which were high for the year ended March 31, 2001 due to high capital investment by customers such as semiconductor and cellular phone manufacturers. Demand for press machinery has fallen as a result of reductions in capital investment by those same customers.

Net sales of other products decreased 41.9% from ¥11,912 million for the year ended March 31, 2001 to ¥6,920 million for the year ended March 31, 2002. Most of this decrease is due to the fact that we no longer consolidate the results of Nidec Copal Philippines Corporation. Net sales of this company for the year ended March 31, 2001 amounted to ¥5,822 million.

Cost of Products Sold

Our cost of products sold increased 10.3% from ¥144,594 million for the year ended March 31, 2001 to ¥159,442 million for the year ended March 31, 2002. This increase in absolute terms was mainly due to increased depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing production capacity during the year ended March 31, 2002. As a percentage of net sales, cost of sales decreased from 83.7% to 82.5%. This decrease was primarily due to increased efficiencies of scale realized by increased mass production of fluid dynamic bearing motors.

Index to Consolidated Financial Statements and Information.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 38.1% from ¥12,810 million for the year ended March 31, 2001 to ¥17,691 million for the year ended March 31, 2002. In addition to the increase in line with the sales increase, this increase was mainly due to the addition of a consolidated subsidiary, Nidec Shibaura Corporation, from September 30, 2001, and the loss on disposal of property, plant and equipment mainly related to the restructuring of Nidec Electronics Corporation for the year ended March 31, 2002. As a percentage of net sales, selling, general and administrative expenses increased from 7.4% to 9.2%.

Research and Development Expenses

Our research and development expenses increased from ¥5,243 million for the year ended March 31, 2001 to ¥5,727 million for the year ended March 31, 2002 as a result of increasing our research and development efforts on the fluid dynamic bearing technology and mid-size motors for automobile steering systems and electric household appliances. As a percentage of net sales, research and development expenses remained the same at 3.0% for both years.

Operating Income

As a result of the foregoing factors, particularly the lower costs of producing fluid dynamic bearing motors relative to net sales, our operating income increased 4.1% from ¥10,063 million for the year ended March 31, 2001 to ¥10,472 million for the year ended March 31, 2002. As a percentage of net sales, operating income decreased from 5.8% to 5.4%. Our aim is to increase operating income as a percentage of net sales in future periods through realizing efficiencies of scale in the production of fluid dynamic bearing motors.

Other Income (Expenses)

We earned other income in the amount of ¥5,075 million for the year ended March 31, 2001 and other income in the amount of ¥1,005 million for the year ended March 31, 2002.

Interest and dividend income decreased from ¥855 million for the year ended March 31, 2001 to ¥572 million for the year ended March 31, 2002. Interest expense also decreased from ¥1,338 million for the year ended March 31, 2001 to ¥1,167 million for the year ended March 31, 2002.

For the year ended March 31, 2001, we recorded a net foreign exchange gain in the amount of ¥3,117 million, of which ¥2,638 million was recorded at Nidec. For the year ended March 31, 2002, we recorded a net foreign exchange gain in the amount of ¥2,107 million, of which ¥1,146 million was recorded at Nidec and ¥365 million at Nidec Electronics (Thailand) Co., Ltd. The gain at the level of Nidec reflected the depreciation of the yen against the U.S. dollar as this increased the yen value of its net foreign currency-denominated assets. The foreign exchange gain (loss), net represents the difference between the value of monetary assets and liabilities which are originated at current exchange rates when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year–end.

For the year ended March 31, 2001, we incurred a net gain on derivative instruments in the amount of ¥3,355 million while we had a net gain on derivative instruments in the amount of only ¥8 million for the year ended March 31, 2002. The gain during the year ended March 31, 2001 arose primarily from complex currency option agreements which were automatically terminated in January 2001. We did not designate or account for any derivative instruments as hedges. Changes in the fair values of all derivative instruments are charged to income.

Index to Consolidated Financial Statements and Information.

For the year ended March 31, 2002, we had losses on sales of marketable securities in the amount of ¥7 million and other-than-temporary losses on marketable securities in the amount of ¥1,393 million. The other-than temporary losses arose mainly from our holdings of equity securities in the Japanese banking sector and were calculated based on the market prices at the year end. Losses are classified as other-than-temporary when declines in the fair value of an individual security have been more than 20% below its carrying amount for six months. At March 31, 2002, gross unrealized losses of ¥729 million were classified as temporary losses in equity. This was partially offset by unrealized gains of ¥283 million. It is uncertain whether these losses will become other than temporary or whether any further deterioration in fair value will occur since it depends largely on the performance of the Japanese stock market.

For the year ended March 31, 2002, we had no gain from issuance of securities by affiliated companies and a gain from sales of investments in affiliated companies in the amount of ¥11 million. For the year ended March 31, 2001, we realized a gain from issuance of securities by affiliated companies in the amount of ¥449 million and a gain from sales of investments in affiliated companies in the amount ¥1,861 million. One of our affiliates, Nidec-Read Corporation, went public in Japan in August 2000. We recognized a valuation gain in the amount of ¥446 million with respect to the Nidec-Read shares we held prior to that initial public. We also sold some of our Nidec-Read shares in that offering, and realized a gain of ¥1,845 million on the sale. As a result of this issuance and sale, our direct shareholding in Nidec-Read Corporation declined from 35.8% to 18.9%.

On January 18, 2002, we received approximately ¥1,689 million from the settlement of a dispute with HSBC USA Inc. and Republic Securities, which is an affiliate of HSBC USA Inc. and previously served as custodian for the Princeton Global Management Inc. This dispute arose out of the fact that, on September 30, 1999, Princeton Global Management Inc. defaulted on the note. The settlement gain of ¥1,689 million is included in “Other, net” in the consolidated statement of income for the year ended March 31, 2002. In addition, we expect to receive approximately $1.5 million from the receiver of Princeton Global Management Inc., currently in liquidation, as our share of its net residual assets. The amount to be paid by the receiver, however, is subject to change depending on the final size of the net residual assets of Princeton Global Management Inc.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes decreased 24.2% from ¥15,138 million for the year ended March 31, 2001 to ¥11,477 million for the year ended March 31, 2002.

Provision for Income Taxes

The provision for income taxes declined from ¥4,609 million for the year ended March 31, 2001 to ¥2,162 million for the year ended March 31, 2002. This was in line with the decrease in income before provision for income taxes though our estimated effective tax rate decreased from 30.4% for the year ended March 31, 2001 to 18.8% in the year ended March 31, 2002. It was mainly due to the effect of an increase in tax benefit in foreign subsidiaries.

Deferred tax assets are recognized on operating loss carryforwards for tax purposes since these losses may reduce future taxable income. However, a valuation allowance is established against those deferred tax assets that are not expected to be realized because sufficient taxable income is not expected to be generated before those loss carryforwards expire. We have recognized a valuation allowance for deferred tax assets principally relating to operating loss carryforwards of newly consolidated subsidiaries, which are located in Japan.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

The ¥318 million shown on our statement of income for the year ended March 31, 2002 reflects the income of our consolidated subsidiaries attributable to the minority interests. The ¥93 million shown on our statement of income for the year ended March 31, 2001 reflects the reversal of losses of our consolidated subsidiaries attributable to the minority interests.

Index to Consolidated Financial Statements and Information.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net loss of affiliated companies in the amount of ¥2,417 million for the year ended March 31, 2002 and equity in net income in our affiliated companies in the amount of ¥89 million for the year ended March 31, 2001. This was mainly due to the effect of a decrease in the proportionate shares of net income of affiliated companies and an increase in amortization of goodwill arising from our additional investments in equity-method affiliated companies. Excluding the amortization of goodwill, our share of net income of our affiliates for the year ended March 31, 2002 would have been ¥1,331 million, compared with ¥2,402 million for the year ended March 31, 2001. The amortization of goodwill increased by ¥1,435 million from ¥2,313 million for the year ended March 31, 2001 to ¥3,748 million for the year ended March 31, 2002. For the years ended March 31, 2002 and 2001, our policy was to amortize over five years the excess of our carrying amount over our share of equity in our affiliates. The majority of the equity in net loss or income of affiliated companies was related to Nidec Copal Corporation and Nidec Copal Electronics Corporation.

Net Income

As a result of the foregoing, our net income decreased 38.6% from ¥10,711 million for the year ended March 31, 2001, to ¥6,580 million for the year ended March 31, 2002.

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have nine reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, and the others are eight of Nidec’s consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation. Information on each of these consolidated subsidiaries is set forth in the table under “Acquisition Strategy, Subsidiaries and Major Affiliates-Our Acquisition Strategy.’’ For the information required by SFAS No. 131, see Note 25 to our consolidated financial statements included in this annual report.

Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation are newly reportable segments for the year ended March 31, 2003. Segment information for the years ended March 31, 2001 and 2002 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec, Nidec Power Motor Corporation, Nidec Shibaura Corporation and Nidec Tosok Corporation apply Japanese GAAP, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec America Corporation applies U.S. GAAP, and Nidec (Dalian) Limited applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments other than Nidec America Corporation, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the years ended March 31, 2001, 2002 and 2003. The second table shows operating profit or loss by reportable operating segment for the years ended March 31, 2001, 2002 and 2003:

Index to Consolidated Financial Statements and Information.

	Year ended March 31,
	2001	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥49,721	¥63,205	¥65,248	$542,829
Intrasegments revenues	49,884	61,679	63,916	531,747

Sub total	99,605	124,884	129,164	1,074,576
Nidec Singapore
External revenues	36,621	48,115	46,708	388,586
Intrasegments revenues	3,474	3,254	3,851	32,038

Sub total	40,095	51,369	50,559	420,624
Nidec Electronics (Thailand)
External revenues	15,154	14,787	20,484	170,416
Intrasegments revenues	19,876	23,109	21,256	176,839

Sub total	35,030	37,896	41,740	347,255
Nidec Philippines
External revenues	7,481	5,220	3,602	29,967
Intrasegments revenues	17,516	19,816	18,838	156,722

Sub total	24,997	25,036	22,440	186,689
Nidec America
External revenues	9,998	7,487	6,075	50,541
Intrasegments revenues	968	539	1,398	11,631

Sub total	10,996	8,026	7,473	62,172
Nidec Power Motor
External revenues	11,446	9,345	9,116	75,840
Intrasegments revenues	1	31	93	774

Sub total	11,447	9,376	9,209	76,614
Nidec (Dalian)
External revenues	0	17	48	399
Intrasegments revenues	18,083	24,070	27,523	228,977

Sub total	18,083	24,087	27,571	229,376
Nidec Shibaura
External revenues	10,310	16,192	15,138	125,940
Intrasegments revenues	1,342	2,479	2,966	24,675

Sub total	11,652	18,671	18,104	150,615
Nidec Tosok
External revenues	-	1,615	18,933	157,512
Intrasegments revenues	-	139	565	4,700

Sub total	-	1,754	19,498	162,212
All Others
External revenues	29,464	26,333	46,078	383,344
Intrasegments revenues	21,797	41,230	56,471	469,809

Sub total	51,261	67,563	102,549	853,153
Total
External revenues	170,195	192,316	231,430	1,925,374
Intrasegments revenues	132,941	176,346	196,877	1,637,912

Adjustments(*)	2,515	1,016	406	3,378
Intrasegments elimination	(132,941)	(176,346)	(196,877)	(1,637,912)

Consolidated total (net sales)	¥172,710	¥193,332	¥231,836	$1,928,752

(*) See Note 25 to the consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

	Year ended March 31,

	2001	2002	2003	2003

	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥867	¥4,101	¥3,521	$29,293
Nidec Singapore	1,447	1,963	2,020	16,805
Nidec Electronics (Thailand)	3,952	1,578	3,179	26,447
Nidec Philippines	2,899	2,485	1,212	10,083
Nidec America	254	(680)	165	1,373
Nidec Power Motor	(124)	187	488	4,060
Nidec (Dalian)	369	1,778	3,001	24,967
Nidec Shibaura	422	279	(134)	(1,115)
Nidec Tosok	-	90	689	5,732
All Others	1,663	3,198	4,450	37,022

Total	11,749	14,979	18,591	154,667

Adjustments (*)	(1,686)	(4,507)	(2,187)	(18,194)

Consolidated total	¥10,063	¥10,472	¥16,404	$136,473

(*) See Note 25 to the consolidated financial statements included in this annual report.

Net sales of Nidec increased 3.4% from ¥124,884 million for the year ended March 31, 2002 to ¥129,164 million for the year ended March 31, 2003. This increase resulted from increased sales of small precision brushless DC motors used for DVD, CD-R and CD-R/W drives and mid-size motors for automobile power steering systems. Operating profit of Nidec decreased 14.1% from ¥4,101 million for the year ended March 31, 2002 to ¥3,521 million for the year ended March 31, 2003 due to increased selling, general and administrative expenses such as personnel, freight and packing expenses despite increased gross profit.

Net sales of Nidec increased 25.4% from ¥99,605 million for the year ended March 31, 2001 to ¥124,884 million for the year ended March 31, 2002. This increase resulted primarily from the effect of the depreciation of the yen on our sales denominated in other currencies and increased sales of hard disk drive spindle motors, mid-size motors and cooling fans for computer processors and home video game consoles. Operating profit of Nidec improved by 373.0% from ¥867 million for the year ended March 31, 2001 to ¥4,101 million for the year ended March 31, 2002 mainly due to the sales increase and the depreciation of the yen.

Net sales of Nidec Singapore Pte. Ltd. decreased 1.6% from ¥51,369 million for the year ended March 31, 2002 to ¥50,559 million for the year ended March 31, 2003 due primarily to the appreciation of the yen by approximately 2.5%, offset by the increase in sales denominated in U.S. dollar by 1.0%. Operating profit of Nidec Singapore Pte. Ltd. increased 2.9% from ¥1,963 million for the year ended March 31, 2002 to ¥2,020 million for the year ended March 31, 2003 mainly due to the improvement of production efficiency in small precision ball bearing motors.

Net sales of Nidec Singapore Pte. Ltd. increased 28.1% from ¥40,095 million for the year ended March 31, 2001 to ¥51,369 million for the year ended March 31, 2002. One of the major reasons for this increase in sales was the depreciation of the yen and another reason was the increased sales of fluid dynamic bearing motors to main customers. As a result, operating profit of Nidec Singapore Pte. Ltd. increased 35.7% from ¥1,447 million for the year ended March 31, 2001 to ¥1,963 million for the year ended March 31, 2002.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 10.1% from ¥37,896 million for the year ended March 31, 2002 to ¥41,740 million for the year ended March 31, 2003 due to the increased sales of fluid dynamic bearing motors to main customers. Operating profit increased 101.5% from ¥1,578 million for the year ended March 31, 2002 to ¥3,179 million for the year ended March 31, 2003 due primarily to a successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 8.2% from ¥35,030 million for the year ended March 31, 2001 to ¥37,896 million for the year ended March 31, 2002 due to the increased sales of fluid dynamic bearing motors to main customers. Operating profit fell 60.1% from ¥3,952 million for the year ended March 31, 2001 to ¥1,578 million for the year ended March 31, 2002. The main factor for the decrease in operating profit was increased sales of lower margin products. Another significant reason for this decline in operating profit is that Nidec Electronics (Thailand) Co., Ltd. bears the vast majority of our expenditures and pre-production costs associated with the launch of fluid dynamic bearing motors.

Net sales of Nidec Philippines Corporation decreased 10.4% from ¥25,036 million for the year ended March 31, 2002 to ¥22,440 million for the year ended March 31, 2003 due to the decreased sales of ball bearing motors despite a rapid shift of production from ball bearing motors to fluid dynamic bearing motors. Operating profit of Nidec Philippines Corporation fell 51.2% from ¥2,485 million for the year ended March 31, 2002 to ¥1,212 million for the year ended March 31, 2003 due to the decreased sales of ball bearing motors and increased depreciation of capital investment for the production of fluid dynamic bearing motors.

Net sales of Nidec Philippines Corporation increased 0.2% from ¥24,997 million for the year ended March 31, 2001 to ¥25,036 million for the year ended March 31, 2002. A change in the mix of sales has resulted in increased sales of lower margin products. As a result, operating profit of Nidec Philippines Corporation decreased 14.3% from ¥2,899 million for the year ended March 31, 2001 to ¥2,485 million for the year ended March 31, 2002.

Net sales of Nidec America Corporation decreased 6.9% from ¥8,026 million for the year ended March 31, 2002 to ¥7,473 million for the year ended March 31, 2003 due to decreased sales of fan motors and the withdrawal from power supplies business. Although Nidec America Corporation recorded an operating loss of ¥680 million for the year ended March 31, 2002, it had operating profit of ¥165 million for the year ended March 31, 2003. This was mainly due to increased domestic manufacturing of high-margin fan products despite decreased sales of low-margin imported fan motors and the withdrawal from an unprofitable power supplies business.

Net sales of Nidec America Corporation decreased 26.8% from ¥10,966 million for the year ended March 31, 2001 to ¥8,026 million for the year ended March 31, 2002 mainly due to the economic downturn in the United States. In particular, sales of telecommunication and network related products decreased significantly. After recording operating profit of ¥254 million for the year ended March 31, 2001, Nidec America Corporation had a loss of ¥680 million for the year ended March 31, 2002. This decline in profits was mainly due to decreased sales of high-margin power supply products and from reduced sales of fans.

Net sales of Nidec Power Motor Corporation decreased 1.8% from ¥9,376 million for the year ended March 31, 2002 to ¥9,209 million for the year ended March 31, 2003 due to sluggish demand for AC motors for industries. However, operating profit of Nidec Power Motor Corporation increased 161.0% from ¥187 million for the year ended March 31, 2002 to ¥488 million for the year ended March 31, 2003 due to the shift of production to China and domestic cost reduction activities.

Net sales of Nidec Power Motor Corporation decreased 18.1% from ¥11,447 million for the year ended March 31, 2001 to ¥9,376 million for the year ended March 31, 2002. However, due to the aggressive cost reduction activity, operating profit turned from a loss of ¥124 million for the year ended March 31, 2001 to the profit of ¥187 million for the year ended March 31, 2002.

Net sales of Nidec (Dailian) Limited increased 14.5% from ¥24,087 million for the year ended March 31, 2002 to ¥27,571 million for the year ended March 31, 2003 due to an increase in customer demand for DC motors. Operating profit increased 68.8% from ¥1,778 million for the year ended March 31, 2002 to ¥3,001 million for the year ended March 31, 2003. The major reason for this increase in operating profit came from the improvement in cost efficiency by increasing production of profitable DC motors for notebook-type PCs.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec (Dailian) Limited increased 33.2% from ¥18,083 million for the year ended March 31, 2001 to ¥24,087 million for the year ended March 31, 2002 due to increased sales of fan motors and DC motors. Operating profit increased 381.8% from ¥369 million for the year ended March 31, 2001 to ¥1,778 million for the year ended March 31, 2002 due to the improvement in cost efficiency by increasing production of fan motors and DC motors.

Net sales of Nidec Shibaura Corporation decreased 3.0% from ¥18,671 million for the year ended March 31, 2002 to ¥18,104 million for the year ended March 31, 2003 due to the curtailment of electric tools business. After recording operating profit of ¥279 million for the year ended March 31, 2002, Nidec Shibaura Corporation had a loss of ¥134 million for the year ended March 31, 2003. This decline in profits was mainly due to the write-off of obsolete inventory.

Net sales and operating profit of Nidec Shibaura Corporation were ¥11,652 million and ¥422 million for the year ended March 31, 2001. Nidec Shibaura Corporation has been consolidated since October 1, 2001.

Net sales and operating profit of Nidec Tosok Corporation were ¥1,754 million and ¥90 million for the year ended March 31, 2002 and ¥19,498 million and ¥689 million for the year ended March 31, 2003, respectively. Nidec Tosok Corporation has been consolidated since February 2002.

Within the All Others segment, net sales increased 51.8% from ¥67,563 million for the year ended March 31, 2002 to ¥102,549 million for the year ended March 31, 2003. Operating profit also increased 39.1% from ¥3,198 million for the year ended March 31, 2002 to ¥4,450 million for the year ended March 31, 2003. In February 2002, Nidec acquired over 50% ownership in Nidec-Shimpo Corporation, Nidec-Read Corporation, Nidec Tosok Corporation and certain other affiliated companies, and these companies were consolidated from their respective acquisition dates. The net sales and operating profit of these companies other than Nidec Tosok Corporation were ¥1,132 million and ¥162 million for the year ended March 31, 2002 and ¥24,977 million and ¥2,242 million for the year ended March 31, 2003, respectively, and included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥11,141 million mainly due to the increased sales in Nidec Taiwan Corporation and Nidec Hi-Tech Motor (Thailand), and operating profit decreased ¥828 million mainly due to the decreased profit in Nidec Machinery Corporation and a loss of Nidec (Zheijiang) Corporation.

Within the All Others segment, net sales increased 31.8% from ¥51,261 million for the year ended March 31, 2001 to ¥67,563 million for the year ended March 31, 2002. Operating profit also increased 92.3% from ¥1,663 million for the year ended March 31, 2001 to ¥3,198 million for the year ended March 31, 2002. In February 2002, Nidec acquired over 50% ownership in Nidec-Shimpo Corporation, Nidec-Read Corporation, Nidec Tosok Corporation and eight other affiliated companies, and these companies were consolidated from their respective acquisition dates. The net sales and operating profit of the companies other than Nidec Tosok Corporation were ¥1,132 million and ¥162 million, respectively, and are included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥15,170 million mainly due to the increase in sales of Nidec Shibaura (Zeijiang) Corporation and Nidec Machinery Corporation, and operating profit increased ¥1,373 million mainly due to the increased profit in Nidec Machinery Corporation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations (“SFAS No. 143”). ” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. The adoption of FAS No. 143 is not expected to have a material impact on our results of operations and financial position.

Index to Consolidated Financial Statements and Information.

In April 2002, the FASB issued Statement of Financial Accounting Standards 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. The adoption of SFAS No. 145 did not have a material impact on our results of operations and financial position, and cash flows.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our results of operations and financial position, and cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee. FIN 45 also requires additional disclosures by the guarantor in its interim and annual financial statements about the obligations associated with the guarantee. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for our year-end disclosure as of March 31, 2003. The adoption of FIN 45 did not have a material effect on our results of operations, financial position, and cash flows.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS No. 123”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”  to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is expected to impact only disclosures for the fiscal year ending March 31, 2003, not our results of operations, financial position and cash flows as we continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for stock options granted to employees.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are effective for us on July 1, 2003. We have completed our evaluation of the impact of FIN 46 and have not identified any variable interest entities which would require consolidation as a result of implementing this new standard.

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides a guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No.#00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of this standard to have a material impact on our results of operations and financial position.

Index to Consolidated Financial Statements and Information.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133. We are currently evaluating the impact of adopting this new pronouncement.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the impact of adopting this new pronouncement.

Application of Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in our financial statements is a critical accounting estimate if it requires us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We have identified the following critical accounting policies with respect to our financial presentation.

Inventories

Our inventories, which consist primarily of finished products such as hard disk drive spindle motors, are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We did not record significant inventory write-offs during the years ended March 31, 2002 or 2003. We may have to recognize large amounts of inventory write-downs as a result of an unexpected decline in market conditions, changes in demand or changes in our product line.

Other-than-temporary Losses on Marketable Securities

We review the market value of our marketable securities at the end of each fiscal quarter. Our marketable securities consist of available-for-sale securities and investments in listed affiliated companies. Other-than-temporary losses on individual marketable securities are charged to income in the period as incurred. Losses on available-for-sale securities are classified as other-than-temporary based on the length of time and the extent to which the fair value has been less than the carrying amount. We account for our investments in our affiliated companies using equity method. We have two listed affiliated companies with quoted market values. When the carrying amount of the equity-method investment exceeds their quoted market value at the end of each period, we write down such investment to the market value if the decline in fair value below the carrying amount is considered other-than-temporary. In determining if a decline in fair value of equity-method investment is other-than-temporary, we take into consideration the length of time and the extent to which the fair value has been less than the carrying amount, the financial condition and estimated future profitability of the affiliated company. The fair value of marketable securities is based on quoted market prices. Our management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of underlying companies and prevailing market conditions in which these companies operate to determine if our investment in each of these companies is impaired and whether the impairment is other-than-temporary.

Index to Consolidated Financial Statements and Information.

We believe that the accounting estimate related to investment impairment is a critical accounting policy because:

•

it is highly susceptible to change from period to period because it requires our management to make assumptions about future financial condition and cash flows of investees; and

•

the impact that recognizing an impairment would have on the total assets reported on our balance sheet as well as our operating income would be material.

For the year ended March 31, 2002 and 2003, the estimated fair value of our marketable securities was ¥5,857 million and ¥4,569 million, respectively. We recorded loss on marketable securities in the amount of ¥1,400 million and ¥1,583 million for the years ended March 31, 2002 and 2003, respectively.

Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a large amount of additional allowance. For the year ended March 31, 2003, sales to our six largest customers represented approximately 41% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2003, six customers represented ¥19.7 billion, or 39%, of our gross accounts receivable. In addition, during economic downturns, certain of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥378 million at March 31, 2002 and ¥465 million at March 31, 2003. Our trade notes and accounts receivable balance was ¥8,708 million, net of allowance for doubtful accounts, as at March 31, 2003.

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As at March 31, 2003 we had deferred tax assets in the amount of ¥9,232 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥1,842 million as of March 31, 2003, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Index to Consolidated Financial Statements and Information.

Impairment of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment, comprised approximately 35% of our total assets as at March 31, 2003. We carefully monitor the appropriateness of the estimated useful lives of these assets. Whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we review the respective assets for impairment. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix or in our intended use of these assets may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of certain of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Acquisitions

In recent years, we have made a number of significant business acquisitions, which have been accounted for using the purchase method of accounting. The purchase method requires that the net assets, tangible and identifiable intangible assets less liabilities, of the acquired company be recorded at fair value, with the difference between the cost of an acquired company and the fair value of the acquired net assets recorded as goodwill. Application of the purchase method requires our management to make complex judgments about the allocation of the purchase price to that of the fair value of the net assets we acquire and estimation of the related useful lives. The determination of fair value of assets and liabilities are primarily based on factors such as independent appraisers’ cash flow analysis and quoted market prices, if available.

Valuation of Goodwill

We assess the impairment of acquired goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•

significant underperformance relative to expected historical or projected future operating results;

•

significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•

significant negative industry or economic trends;

•

significant decline in the stock price of the acquired entity for a sustained period; and

•

market capitalization of the acquired entity relative to its net book value.

When we determine that the carrying value of goodwill and other intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥3,658 million as of March 31, 2003.

Index to Consolidated Financial Statements and Information.

Also, we ceased to amortize ¥9,228 million of the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an affiliated company that is recognized as goodwill. For the year ended March 31, 2003, we did not recognize ¥2,591 million of amortization on the goodwill associated with the affiliated company. As for equity method goodwill, under the guidelines of SFAS No. 142, we will continue to review equity method investments for impairment in accordance with the guidance in Accounting Principles Boards Opinion No. 18 as required by SFAS No. 142.

Pension Plans

We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions.” For periodic pension calculation, we are required to assume some components, which include expected return on plan assets, discount rate, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. We assume rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have impact on our net periodic pension cost. For example, a significant assumption used in determining our accrued pension and severance costs are the expected weighted-average rate of return on plan assets. For the years ended March 31, 2002 and 2003, we assumed weighted-average expected rate of return on plan assets of 1.0-3.0% and 1.0-2.0%, respectively. 0.5% decrease in our weighted-average expected rate of return on plan assets would decrease net income by approximately ¥25 million.

B.

Liquidity and Capital Resources.

Liquidity and Capital Resources

Our principal needs for cash are: payments for the purchase of parts and raw materials; payments for the purchase of equipment for our production facilities; selling, general and administrative expenses such as research and development expenses; payments for the purchase of shares of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll cost; repayment of short-term debt; payments of dividends to our shareholders; and taxes.

We fund our growth primarily with funds generated from operations, proceeds from issuances of unsecured bonds, including convertible bonds, and borrowings from banks. We believe that these funding sources, as well as future sources of external funding, will be sufficient to meet our capital requirements for the current fiscal year. In the event that we lose any main customers or their demand for our products significantly drops, we might face a cash shortage resulting from a decrease in funds generated from operations. Although we do not anticipate such events, even if they were to occur, we believe that we could obtain sufficient cash through available unused lines of credit totaling ¥40,333 million as of March 31, 2003.

Total assets increased by ¥21 million from ¥257,911 million for the year ended March 31, 2002 to ¥257,932 million for the year ended March 31, 2003. The additions of property, plant and equipment such as facilities for fluid dynamic bearing motors and others offset a decrease in cash and cash equivalents due to an increase in the amount of net repayments of long-term debt and payments of dividends.

Total liabilities decreased by ¥2,981 million or 1.8% to ¥160,267 million as of March 31, 2003. Despite the increase of ¥8,844 million in short-term borrowings and ¥3,677 million in notes and accounts payable, the decrease was due mainly to net repayment of ¥10,745 million in long-term debt used primarily for our capital investment and a decrease of ¥3,436 million in accrued income taxes payable.

Index to Consolidated Financial Statements and Information.

Working capital, defined as current assets less current liabilities, decreased by ¥5,328 million to negative ¥11,862 million as of March 31, 2003 as compared to March 31, 2002. This was due primarily to the fact that we funded a greater portion of our operations through short-term borrowings from banks that offer relatively lower interest rates than long-term debt. Besides we maintain sufficient unused lines of credit. Accordingly, we do not anticipate that we will experience difficulty meeting cash requirements despite having negative working capital.

Our receivable turnover ratio was 3.9 at March 31, 2003, compared to 3.2 at March 31, 2002. Receivable turnover ratio is calculated by dividing net sales for the year ended March 31 by the year-end trade notes and accounts receivable balance. Our inventory turnover ratio was 11.0 at March 31, 2003, compared to 8.1 at March 31, 2002. This was due to our successful efforts to reduce inventory levels. Substantially all of our finished inventory as of March 31, 2003 consists of products manufactured for specific customers’ orders, which we believe they are obligated to accept on delivery. We have generally been able to reduce production levels to enable us to move excess inventory and avoid write-offs. Inventory write-downs incurred to date principally relate to lower of cost and market assessments. Such write-downs were not significant for the year ended March 31, 2003. The amounts of any such write-downs are included in cost of sales. The inventory turnover ratio is calculated by dividing cost of products sold for the year ended March 31 by the year-end inventory balance.

In addition to cash and cash equivalents, which amounted to ¥33,039 million as of March 31, 2003, our sources of liquidity include bank borrowings. We maintain good business relationships with several major Japanese banks. As of March 31, 2003, we had short-term borrowings outstanding in the amount of ¥64,597 million and long-term debt, exclusive of the current portion, in the amount of ¥16,388 million.

Contractual Obligations and Commercial Commitments

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2003.

(Yen in millions)
	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	¥25,339	¥8,951	¥13,981	¥1,953	¥454
Capital Lease Obligations	2,581	659	760	740	422
Operating Leases	934	192	175	51	516
Purchase Commitments for Fixed Assets	6,159	4,236	1,923	-	-
Total Contractual Cash Obligations	¥35,013	¥14,038	¥16,839	¥2,744	¥1,392

Index to Consolidated Financial Statements and Information.

(U.S. dollars in thousands)
	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	$210,806	$74,467	$116,314	$16,248	$3,777
Capital Lease Obligations	21,473	5,483	6,323	6,156	3,511
Operating Leases	7,770	1,597	1,456	424	4,293
Purchase Commitments for Fixed Assets	51,240	35,241	15,999	-	-
Total Contractual Cash Obligations	$291,289	$116,788	$140,092	$22,828	$11,581

(Yen in millions)
	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commercial Commitments		Less than 1 year	1-3 years	4-5 years	Over 5 years
Guarantees	¥150	¥3	¥34	¥34	¥79
Total Commercial Commitments	¥150	¥3	¥34	¥34	¥79

(U.S. dollars in thousands)
	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commercial Commitments		Less than 1 year	1-3 years	4-5 years	Over 5 years
Guarantees	$1,248	$25	$283	$283	$657
Total Commercial Commitments	$1,248	$25	$283	$283	$657

Cash Flows

Net cash provided by operating activities was ¥24,288 million for the year ended March 31, 2003, compared with ¥21,263 million for the year ended March 31, 2002. Besides higher net income, the increase was principally due to an increase in depreciation and notes and accounts payable despite an increase in equity in net income of affiliated companies and accrued income taxes. Depreciation increased mainly due to investments in machinery and equipment for production of fluid dynamic bearing motors. Increase in notes and accounts receivables of ¥1,004 million in the year ended March 31, 2003 and ¥2,050 million in the year ended March 31, 2002 negatively affected cash flow from operating activities in both periods.

Net cash provided by operating activities was ¥21,263 million for the year ended March 31, 2002, compared with ¥9,807 million for the year ended March 31, 2001. Despite lower net income, the increase in net cash provided by operating activities during the year ended March 31, 2002 as compared with the previous year was principally due to the decrease of ¥3,917 million in inventories against the increase of ¥4,754 million in inventories for the previous period. Equity in net loss at affiliated companies of ¥2,417 million and a deferred income tax benefit of ¥2,957million did not impact cash flow for the year ended March 31, 2002. Increases in notes and accounts receivables of ¥2,050 million in the year ended March 31, 2002 and ¥3,514 million in the year ended March 31, 2001 negatively affected cash flow from operating activities in both periods.

Net cash used in investing activities was ¥23,179 million for the year ended March 31, 2003, compared with ¥15,669 million for the year ended March 31, 2002. This increase was mainly due to an increase in our total expenditures for property, plant and equipment. For the year ended March 31, 2002 and 2003, we focused continuously on investments in the facilities equipment mainly for our production of fluid dynamic bearing motors. Besides payments for additional investments in subsidiaries, net of cash acquired was ¥672 million for the year ended March 31, 2003 compared with proceeds for additional investments in subsidiaries in the amount of ¥2,962 million for the year ended March 31, 2002.

Index to Consolidated Financial Statements and Information.

Net cash used in investing activities was ¥15,669 million for the year ended March 31, 2002, compared with ¥33,322 million for the year ended March 31, 2001. Investments in and advances to affiliated companies decreased to ¥1,819 million for the year ended March 31, 2002 from ¥25,131 million for the previous year. Our total expenditures for property, plant and equipment were ¥19,270 million for the year ended March 31, 2002, compared with ¥9,822 million for the year ended March 31, 2001. For the year ended March 31, 2001 and 2002, we focused on investments in the facilities equipment mainly for our production of fluid dynamic bearing motors.

Net cash used in financing activities was ¥4,163 million for the year ended March 31, 2003, while net cash provided by financing activities was ¥1,536 million for the year ended March 31, 2002. This was mainly due to the net repayment of long-term debt in the amount of ¥10,745 million for the year ended March 31, 2003, compared with an increase of ¥114 million for the year ended March 31, 2002. On the contrary, an increase in short-term borrowings was ¥8,844 million for the year ended March 31, 2003 and ¥4,105 million for the year ended March 31, 2002.

Net cash provided by financing activities was ¥1,536 million for the year ended March 31, 2002, while net cash provided by financing activities was ¥19,531 million for the year ended March 31, 2001. Our short-term borrowings were ¥4,105 million for the year ended March 31, 2002, compared with ¥19,067 million for the year ended March 31, 2001. The payment of our dividend increased from ¥951 million for the year ended March 31, 2001 to ¥1,748 million for the year ended March 31, 2002. At the same time, repayment of long-term debt increased from ¥2,784 million for the year ended March 31, 2001 to ¥3,279 million for the year ended March 31, 2002.

Our capital commitments as of March 31, 2003 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets decreased from approximately ¥9,007 million at March 31, 2002 to approximately ¥6,159 million at March 31, 2003, and from approximately ¥11,931 million at March 31, 2001 to approximately ¥9,007 million at March 31, 2002, respectively. Each decrease is due mainly to the reduction of the investments in the facilities equipment compared to the previous year. See Note 24 to our consolidated financial statements included in this annual report. We expect to make capital expenditures in addition to those for which we have outstanding commitments.

Annual maturities on long-term debt and lease obligations during the next five years are as follows:

Year ending March 31,	(Yen in millions)	(U.S. dollars in thousands)
2004	¥8,951	$74,467
2005	3,142	26,140
2006	10,839	90,174
2007	842	7,005
2008	1,111	9,243
2009 and thereafter	454	3,777

Index to Consolidated Financial Statements and Information.

C.

Research and Development, Patents and Licenses, etc.

An important requirement for success in the highly competitive markets we serve is the ability to supply products that consistently embody leading edge technology and quality. Given that the competition has been intensifying, one of the major aims of our research and development activities in recent years has been to reduce the cost of design, without affecting the quality of our products. We employ approximately 576 people, most of whom are located in Japan, the United States and Singapore, who are dedicated to research and development. Our position as the leading supplier of hard disk drive spindle motors to the major hard disk drive manufacturers provides us with access to the most current information in the industry which we immediately incorporate into our research and development activities. As a result, we can quickly develop products that match the precise needs of each customer.

Based on precision engineering expertise gained from our history of making motors, we have concentrated our research and development activities on drive motor technologies. However, we are conducting research in many areas, including the basic technologies of spindle motors for all types of information equipment, as well as technologies for new types of motors such as fluid dynamic bearing technology, which we have been developing for the past several years.

We are diversifying our research and development activities, which have been heavily concentrated on small motor technology in the field of spindle motors, to motor and drive technology in new fields. For example, through Nidec Shibaura Corporation and Nidec Tosok Corporation, we focus on the research and development of motors for home electric appliances and motors for automobile parts. Also, through Nidec-Shimpo Corporation, our subsidiary specializing in power transmission drives and variable speed drives, we have been focusing on the research and development of geared motors for color copiers. By doing so, we have been able to develop and market new products through our integrated sales design and production system.

Recently, our principal research and development activities have been as follows:

•

the development of fluid dynamic bearing spindle motors, including the technology for installing fluid dynamic bearing spindle motors in hard disk drive smaller than 1.8 inches and fluid dynamic bearing spindle motors using sintered alloy metal;

•

the development and improvement of basic motor characteristics; for example, in order to achieve a higher transfer rate of memory written on the disks, higher rotation speeds are required of spindle motors. As a result, spindle motors which were formerly required to generate 5,400 rotations per minute are now required to generate 7,200 to 10,000 rotations per minute. These higher speeds can, however, produce more vibration. Such vibration, as well as the higher density of disks, can disrupt the read-write function of hard disk drives. Accordingly, precise rotation becomes more important and we are therefore conducting research and development with a view to improving the precision of rotation;

•

the improvement of analysis and material technologies, including by (1) improving technologies for investigating the impact of spindle motors on hard disks, (2) improving the cleanliness of materials and of manufacturing technology and (3) research into the development of uses of new materials for spindle motors;

•

the development of spindle motors for 1-inch disks for use in digital still cameras and potentially in cellular phones, car navigation systems and digital video cameras;

•

the development and improvement of spindle motors for DVDs;

Index to Consolidated Financial Statements and Information.

•

the development and improvement of DC fan motors with a high airflow capacity that effectively help disperse heat inside end products including computers, game machines and audio-visual equipments;

•

the development of new lines of small brushless DC motors, including those used for home electric appliances and automobile parts;

•

the development of new lines of spin finishing machines, high performance electric micrometers and two-channel digital air micrometers; and

•

the development of gear reducers, including additional lines of gear reducers tailored for the American and Asian markets.

The core of our research and development activities is our Central Laboratory, located at our headquarters in Kyoto. In addition to basic and applied research focused on long-term perspectives, the Central Laboratory supports the development of products that incorporate the latest technology. Market requirements are becoming more demanding. To respond to them reliably and promptly, we have established research and development bases in various countries and regions. We operate technical centers in Shiga, Nagano and Tottori Prefectures in Japan, as well as in the United States and Singapore. These operations carry out research and development relating not only to new product development, but also to the improvement of quality and production technology for existing products. Our technical center in Tottori also cooperates with Tottori University on joint research projects and, based on positive results from this experience, we have decided to explore the possibility of establishing cooperative research initiatives with several other Japanese universities. We also opened a small research and development office in Taiwan in October 2001 which focuses on fan development.

Utilizing state-of-the-art testing, inspection and measurement equipment, we are increasing our understanding and use of various basic technologies ― not only precision motor machining technology, but also in fields such as mechanical and materials engineering, and applied chemistry. Accurate and prompt inspection, analysis and measurement performed using state-of-the-art equipment are an integral element of our product and process development. The manufacture of precision motors requires absolute precision, measurement and analysis at the level of mere hundredths of a micron. Each material must be analyzed at the molecular level in order to prevent contamination, dust and gases, which are generated by adhesives and other materials and which can infiltrate the minute gap between the disk surface and the head. Using the latest equipment, our Research and Development Department promptly and accurately conducts rigorous inspection, measurement and analysis, and utilizes the results to improve product design and process capabilities.

Similarly, we respond promptly to challenges such as noise reduction, using cutting-edge equipment and our own methods. Today, noise reduction is a significant issue in the computer and consumer electronics fields. In order to address this issue, we have constructed acoustic test rooms, consisting of reverberation and sound anechoic chambers, conforming to international standards, where we conduct tests, measurement and analysis.

We incurred research and development expenses of ¥5,243 million for the year ended March 31, 2001, ¥5,727 million for the year ended March 31, 2002 and ¥6,824 million for the year ended March 31, 2003. Much of our research and development is conducted by our domestic subsidiaries, which are then reimbursed for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥8,000 million on research and development in the year ending March 31, 2004. We believe that our expenditures on research and development are sufficient to maintain a competitive position within the spindle motor manufacturing industry.

Index to Consolidated Financial Statements and Information.

D.

Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E.

Off-Balance Sheet Arrangements.

Not applicable.

F.

Tabular Disclosure of Contractual Obligations.

Not applicable.

Index to Consolidated Financial Statements and Information.

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table provides information about our Directors, Executive Officers and Corporate Auditors as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31,2003	Percentage of common stock outstanding as of March 31, 2003
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	June 2004	11,638	18.3%
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Director	March 28, 1949	June 2004	120	*
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	June 2004	8	*
Kenji Sawamura	Senior Managing Director	February 15, 1942	June 2004	2	*
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	June 2004	131	*
Kensuke Tanabe	Managing Director	January 11, 1942	June 2004	2	*

Yoshiharu Kinugawa	Managing Director	March 5, 1947	June 2004	60	*
Seiji Hashimoto	Managing Director	May 19, 1940	June 2004	47	*
Seizaburo Kawaguchi	Director	October 27, 1953	June 2004	11	*
Toshihiro Kimura	Director	July 2, 1953	June 2004	9	*
Norio Nomura	Director	April 8, 1940	June 2004	30	*
Seiichi Hattori	Director	December 30, 1953	June 2004	11	*

Tetsuo Inoue	Director	June 22, 1948	June 2004	1	*
Satoru Kaji	Director	October 4, 1947	June 2004	3	*
Yoichi Ichikawa	Corporate Auditor	April 4, 1935	June 2004	106	*
Hideo Asahina	Corporate Auditor	March 28, 1938	June 2007	0	*
Tadayoshi Sano	Corporate Auditor	April 13, 1944	June 2007	1	*
Tsutomu Katayama	Corporate Auditor	June 5, 1932	June 2007	0	*

__________

Note: The asterisk represents beneficial ownership of less than 1%.

Index to Consolidated Financial Statements and Information.

Shigenobu Nagamori has served as our President, Chief Executive Officer and Representative Director since our establishment in 1973. In 1996 he became Honorary Representative Director of Koyo Nidec (Dalian) Precision Bearings Co., Ltd. and became Chairman and Representative Director of Nidec-Shimpo America Corporation. In 1997 he became Chairman and Director of Nidec-Read Corporation and Nidec Tosok Corporation. He joined Nidec-Kyori Corporation as Chairman and Representative Director in 1997. He became Chairman and Director of Nidec Copal Corporation in 1998. In the same year, he became Chairman and Representative Director of Nidec Machinery Corporation, Nidec Shibaura Corporation and Nidec Potrans Corporation. In 1999, he became Chairman and Representative Director of Nidec Nemicon Corporation. In the same year he also became a Director of Nidec Shibaura (Zhejiang) Co., Ltd. He became Chairman and Representative Director of Nidec Johnson Electric Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited and Nidec Precision (Dalian) Limited in 2000. In 2002, he became Chairman and Representative Director of Nidec System Engineering (Zhejiang) Corporation, Nidec (Zhejiang) Corporation, and Nidec Copal Electronics Corporation.

Hiroshi Kobe has served as Executive Vice President, Chief Operating Officer and Director of Nidec Corporation since 2000. He joined Nidec in 1973 and served as Managing Director, Director of Sales, Domestic Business and Senior Managing Director in charge of overall business operations. He is also Chairman of Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd., Nidec Korea Corporation. He was appointed to take charge of our spindle motor business and became Chairman of Nidec Electronics (Thailand) Co., Ltd. in April 2002.

Yasunobu Toriyama has served as our Executive Vice President, Chief Financial and Accounting Officer and Director since April 2002. He became our Managing Director in 1996 and has served as General Manager of Administrative Department since then. He became our Senior Managing Director in 1997. From 1998 to 2000 he was General Manager of various departments including Secretarial Office, Auditing, Corporate Planning, Public Relations, Investor Relations, Intellectual Property and Legal Affairs. He was appointed to be General Manager of our Accounting and Systems Department in April 2002.

Kenji Sawamura served as our Senior Managing Director and as President and Representative Director of Nidec (Dalian) Limited since 2000. He joined Nidec Corporation in 1998 as Executive Director. From 1999 to 2000 he served as Vice President and Director of Nidec (Dalian) Limited and Nidec Precision (Dalian) Limited. He became our Senior Managing Director and Chairman and Representative Director of Nidec (Dalian) Limited in April 2002. He was also appointed to take charge of the DC motor /large DC motor business, Corporate Quality Control and Purchasing Department.

Yasuo Hamaguchi served as our Senior Managing Director since 1998, and was responsible for the spindle motor business since 2000. In 1998, he became Chairman and Representative Director of Nidec Shibaura Electronics (Thailand) Co., Ltd. From 1999 to 2000 he served as our Director of International Business and Chairman and Representative Director of Nidec (Dalian) Limited and Nidec Precision (Dalian) Limited. In 1999 he joined Nidec Singapore Pte. Ltd. and Nidec Philippines Corporation as Chairman and Representative Director. In April 2002, he became Senior Managing Director responsible for the production of spindle motors. He became in charge of International Business Administration in April 2003 and Director of Mineyama Precision Machining Center in May 2003.

Kensuke Tanabe joined Nidec Corporation in February 2002, and became our Managing Director in June of the same year. He has also been in charge of Corporate Planning, Intellectual Property and Legal Affairs since June 2002. In September 2002, he became Chairman of Security Export Control Committee and took charge of Nidec Johnson Electric Corporation and Nidec Johnson Electric (Hong Kong) Limited.

Index to Consolidated Financial Statements and Information.

Yoshiharu Kinugawa has served as our Managing Director since 1993. From 1997 to 2000 he served as Director of Corporate Purchasing and Vice Chairman and Representative Director of Koyo Nidec (Dalian) Precision Bearings Co., Ltd. He was responsible for corporate research & development, large DC motor business and fluid dynamic bearing business and served as Manager of our Central Laboratory and Vice Chairman and Director of Nidec Electronics Corporation from 2000 to March 2002. In April 2002, he was appointed to be responsible for the research and development of spindle motors and became General Manager of the Central Laboratory, Processing Technology Department and the Mineyama Plant. He became in charge of Nagano Technical Center in April 2003 and Central Technical Laboratory in May 2003.

Seiji Hashimoto has served as our Managing Director since 2000 and was President and Representative Director of Nidec Electronics Corporation from 1991 to March 2002. Since 1995, he has been General Manager of the Fan Motor Business. He became Vice Chairman and Director of Nidec Tosok (Vietnam) in 1999. He was appointed to be General Manager of the Tottori Technical Center, and became responsible for Molds Preparation Department in April 2002.

Seizaburo Kawaguchi has served as our Director since 2000. He has also served as President and Representative Director of Nidec Singapore Pte. Ltd. since 1989. From 1997 to 2000 he served as Executive Director of Nidec Corporation.

Toshihiro Kimura has served as our Director since 1997. From 1995 to 2000 he served as Chairman, President and Representative Director of Nidec (Dalian) Limited. From 1997 to 2000 he served as Chairman, President and Representative Director of Nidec Precision (Dalian) Limited. He became the Senior Executive Director of the Shiga Technical Center and General Manager of Project Support Department No.1 and has been responsible for our DC motor business since 2000. In 2000 he also became Vice Chairman and Representative Director of Nidec (Dalian) Limited and Nidec Precision (Dalian) Limited. From 1997 to 2000 he served as Chairman, President and Representative Director of Nidec Precision (Dalian) Limited. In April 2002, he became Executive Director of Shiga technical Center. He became General Manager of Central Technology Laboratory in May 2003.

Norio Nomura has served as our Director since 1998, and has been General Manager of our Personnel Department and General Affairs Department since 2000. From 1999 to 2000 he served as Executive Director of Personnel Department. In April 2002, he was appointed to take charge of Secretarial Office.

Seiichi Hattori has served as our Director since 1999. He was Director of the Sales Department from 1996 to 1998. From 1998 to 1999 he served as Executive Director of our Sales Department. He was appointed to be in charge of domestic sales in April 2002.

Tetsuo Inoue has served as Director since 2002. He joined Nidec Corporation in 1999 and has served as General Manager of our Management of Affiliated Companies Department since then.

Satoru Kaji became Executive Vice President of Nidec America Corporation in January 1994 and Executive Director (Riji) in April 2001. He became Genreal Manager, No. 1 International Sales and Marketing in July 2001 and has been in charge of International Sales and Marketing as General Manager of International Sales Administration since April 2002.

Yoichi Ichikawa has served as our full-time Corporate Auditor since 1998. From 1995 to 1998 he served as our General Manager of International sales Administration Department and during the same period he also served as Chairman and Representative Director of Nidec Electronics (Thailand) Co., Ltd.

Hideo Asahina became Director of Kobe Customs, Ministry of Finance in June 1985 and Finance Minister's Secretariat Councilor in charge of International Finance Bureau in June 1986. He became Director of Finance Corporation of Local Public Enterprise in October 1988 and President of Osaka Securities Finance Co., Ltd. in June 1991. He has been Director General of Commemorative Association for the Japan World Exposition 1970 since July 1996.

Tadayoshi Sano joined Nidec in July 1995 and has served as General Manager, Accounting since April 1996 and Executive Director (Riji) since April 1998.

Index to Consolidated Financial Statements and Information.

Tsutomu Katsuyama was enrolled in the Kyoto Bar Association and established Tsutomu Katayama Law Firm in April 1972. He has been a practicing attorney since then.

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for not more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors, who have the authority individually to represent us. The Board of Directors may also elect one President and Chief Executive Officer and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors. Our Executive Officers serve at the discretion of the Board of Directors.

Corporate Auditors and Independent Certified Accountants

Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have four corporate auditors: Hideo Asahina, Yoichi Ichikawa, Tadayoshi Sano and Tsutomu Katsuyama. Corporate Auditors, of whom at least one must be from outside our company, are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Three of our Corporate Auditors, Yoichi Ichikawa, Hideo Asahina and Tadayoshi Sano, are full-time Corporate Auditors. Two of our Corporate Auditors, Hideo Asahina and Tsutomu Katsuyama are from outside the Nidec group. Our four Corporate Auditors form our Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Representative Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as auditors’ policy and methods of investigation of our affairs.

In addition to Corporate Auditors, we must appoint independent certified public accountants, who have the statutory duties of examining the financial statements to be submitted by the Board of Directors to the annual general meetings of shareholders, reporting thereon to the Board of Corporate Auditors and the Representative Directors, and examining the financial statements to be filed with the Minister of Finance of Japan.

B.

Compensation.

The aggregate compensation, including bonuses, paid by us to our Directors and Corporate Auditors as a group during the year ended March 31, 2003 was ¥889 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2003, retirement payments in the aggregate amount of ¥46 million were made.

We are currently authorized to issue rights to subscribe for or purchase up to 298,500 shares of our common stock to our directors, corporate auditors and employees for no consideration for the purposes of increasing their incentive and motivation to enhance our business performance and to promote shareholder-oriented management.

C.

Board Practices.

The information required by this item is set forth in Item 6.A and 6.B of this annual report.

Index to Consolidated Financial Statements and Information.

Pursuant to home country practices exemptions granted to us by the New York Stock Exchange, we are permitted to follow corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those required for U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

Audit Committee. The New York Stock Exchange requires that a U.S. domestic listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor’s independence. We do not have an audit committee with functions called for by the New York Stock Exchange rules.

Shareholder Approval Policy. Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock Exchange requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. We follow relevant Japanese laws which, as discussed in "Voting Rights" under Item 10.B of this annual report, generally require us to obtain shareholder approval only if stock options are to be issued with "specially favorable" conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance by a U.S. listed company of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. We follow relevant Japanese laws which, as discussed in “Voting Rights” under Item 10.B of this annual report, generally require us to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock only if common stock is to be issued at a “specially favorable” price or warrants to subscribe for new shares are to be issued with “specially favorable” conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance standards.  On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans, and annual cretifications by chief executive officers.  On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under "Shareholder Approval Policy" above. Meanwhile, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission's approval.

Index to Consolidated Financial Statements and Information.

The proposed rule changes, as amended, will generally continue to grant home country practices exemption to non-U.S. companies listed on the New York Stock Exchange, including the Company, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed non-U.S. companies. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. Pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of the New York Stock Exchange implementing the requirements of the rule will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005.

As described in Item 6.A of this annual report, we have a Board of Corporate Auditors who examine our financial statements and business reports which are submitted by the Board of Directors to the general meeting of shareholders and supervise the administration of our affairs by the Directors.  We plan to take appropriate steps with respect to our corporate governance system by July 31, 2005 so that our Board of Corporate Auditors would satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3, for the purpose of availing ourselves of the general exemption provided by that paragraph from the amended corporate governance standards of the New York Stock Exchange implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. See also “American Depositary Receipts” under Item 10.B of our Registration Statement on Form 20-F (File No. 1-5238), which we filed with the Securities and Exchange Commission on September 18, 2001. The information contained in that part of the Registration Statement is incorporated in this Item 6.C by reference.

D.

Employees.

The information required by this item is set forth in Item 4.B of this annual report.

E.

Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report.  In addition, we are currently authorized to issue the rights to purchase 298,500 shares of our common stock to directors, corporate auditors and certain employees for no consideration. These rights are exercisable under certain conditions for the period between July 1, 2004 and June 30, 2007, and the exercise price is set at ¥7,350 per share of common stock, subject to certain adjustments.

Index to Consolidated Financial Statements and Information.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

To our knowledge, as of March 31, 2003 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock:

Shareholders	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding
Shigenobu Nagamori	11,638	18.3%
The Master Trust Bank of Japan, Ltd.	5,508	8.7
Japan Trustee Services Bank, Ltd.	5,289	8.3
Mitsubishi Tokyo Financial Group, Inc. and its affiliates(1)	3,269	5.1

__________

(1)

As of October 31, 2002, and based on the report filed on that date by Mitsubishi Tokyo Financial Group, Inc. with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of our common stock.

We are also aware, based on reports filed by Jardine Fleming Investment Trust and Advisory Co., Ltd. with the Financial Services Agency in Japan, that its and its affiliates’ beneficial ownership of our common stock as of the dates indicated was as shown in the following table:

Ownership as of	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding
September 30, 2000	3,597	5.7
March 31, 2001	2,494	3.9

We are also aware, based on reports filed by Goldman Sachs (Japan) Ltd. with the Financial Services Agency in Japan, that its and its affiliates’ beneficial ownership of our common stock as of the dates indicated was as shown in the following table:

Ownership as of	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding
December 31, 2001	3,638	5.7
March 31, 2002	2,092	3.3

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2003, there were 63,566,081 shares of our common stock outstanding held by 13,084 shareholders of record, including 52 shareholders of record with addresses in the United States who held 1,048,827 shares, representing approximately 1.6% of our outstanding common stock as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nidec.

Index to Consolidated Financial Statements and Information.

B.

Related Party Transactions.

Since April 1, 2002, except as described below, we have not entered into any material transactions with our directors, officers, corporate auditors or their respective family members or enterprises or which they can exert significant influence.

We are a party to management agreements with Nidec Copal Electronics and with Nidec Copal entered into in September 1999 and September 2000, respectively, under which Nidec Copal Electronics and Nidec Copal agreed that they would not enter into material transactions or take material actions without first consulting with us and obtaining our prior approval.  Under these agreements, the two affiliates are also obligated to make periodic reports to us on matters such as their transactions with financial institutions, management personnel matters and their annual, semiannual and monthly statements of accounts.  We have the right to send our observers to these companies’ monthly management meetings.  These agreements do not have an express termination provision.

As of March 31, 2003, President Nagamori held of record 8.9% and S. N Kohsan, a business entity indirectly owned by him, held of record 7.3% of our outstanding shares. President Nagamori’s immediate family held an additional 2.05% of our outstanding shares as of the same date.

As of June 30, 2003, the aggregate amount of loans receivable from affiliated companies amounted to ¥1362.2 million.  These loans include unsecured 1.56% bonds issued by Nidec Copal Corporation to us with detachable warrants due August 22, 2003 with the outstanding amount of ¥499.7 million, and ¥862.5 million loan to Nidec Johnson Electric (Hong Kong) Limited  due August 31, 2003 with an interest rate of 1.79% per annum.

We have entered into various arms-length manufacturing, sales and purchase arrangements with our affiliates, most of which involve the production of components or products that we sell.

C.

Interests of Experts and Counsel.

Not applicable.

Index to Consolidated Financial Statements and Information.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B. of this annual report.

Dividend Policy

We normally pay cash dividends twice per year. Our Board of Directors recommends the dividend to be paid following the end of each fiscal year. This recommended dividend must then be approved by shareholders at the general meeting of shareholders required to be held in June of each year. Immediately following approval of the dividend at the shareholders’ meeting, we pay the dividend to holders of record as of the immediately preceding March 31. In addition to these year-end dividends, we normally pay interim dividends in the form of cash distributions from our retained earnings to our shareholders of record as of September 30 in each year by resolution of our Board of Directors and without shareholder approval. We normally pay the interim dividend in December.

The following table sets forth the year-end interim dividends paid to holders of record of our common stock for each of the record dates shown.  Yen per share dividend amounts are translated solely for your convenience into U.S. dollars at the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York on the dividend payment date.

Record date	Dividends per share
September 30, 2000	¥ 7.5	$ 0.068
March 31, 2001	12.5	0.100
September 30, 2001	15.0	0.126
March 31, 2002	10.0	0.075
September 30, 2002	10.0	0.081
March 31, 2003	15.0	0.126

It is the present intention of the Board of Directors to continue to pay cash dividends on a semiannual basis and to provide a stable level of dividends to our shareholders, with a goal of increasing our payout ratio to 30% on a non-consolidated, Japanese GAAP basis. The declaration and payment of dividends are, however, subject to our future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the maximum rate of 20%. Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders are generally subject to a maximum withholding rate of 15%.

Index to Consolidated Financial Statements and Information.

B.

Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2003, the date of our last audited financial statements.

Index to Consolidated Financial Statements and Information.

Item 9.

The Offer and Listing.

A.

Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Osaka Securities Exchange and the First Section of the Tokyo Stock Exchange, both of which are reserved for larger, established companies.

The following table sets forth, for the periods indicated, the closing high and low sales prices, as adjusted to reflect the 1.1-for-1 stock split that took effect on May 20, 1997 as well as the 2-for-1 stock split that took effect on May 19, 2000, and the average daily trading volume of our common stock on the Osaka Securities Exchange, and the closing highs and lows of the Nikkei Stock Average:

	Price Per Share		Average Daily Trading Volume	Nikkei Stock Average
	High	Low		High	Low
			(in thousands of shares)
Year ended March 31,
1998	¥3,190	¥2,175	178	¥20,681.07	¥14,666.44
1999	7,450	3,105	126	16,731.92	12,879.97
2000	14,895	7,500	157	20,706.65	15,972.68
2001	10,200	4,890	112	20,833.21	11,819.70
2002	9,290	3,650	162	14,529.41	10,409.68
First Quarter	7,990	5,250	173	14,529.41	12,574.26
Second Quarter	6,520	3,650	187	12,817.41	9,504.41
Third Quarter	7,490	4,050	261	11,064.30	9,924.23
Fourth Quarter	9,290	7,150	232	11,979.85	9,420.85
2003	9,840	5,500	216	11,979.85	7,862.43
First Quarter	9,840	7,930	221	11,979.85	10,074.56
Second Quarter	8,990	6,080	236	10,960.25	9,075.09
Third Quarter	8,200	5,500	248	9,215.56	8,303.39
Fourth Quarter	7,490	6,240	160	8,790.92	7,862.43
2004
First Quarter	8,300	5,600	186	9,137.14	7,607.88

Calendar period
January 2003	7,490	6,860	127	8,790.92	8,316.81
February 2003	7,210	6,240	216	8,771.89	8,356.81
March 2003	6,860	6,350	138	8,490.40	7,862.43
April 2003	6,840	5,600	220	8,249.98	7,607.88
May 2003	7,500	6,620	191	8,424.51	7,863.29
June 2003	8,300	7,440	148	9,137.14	8547.17

Index to Consolidated Financial Statements and Information.

Our ADSs have been listed on the New York Stock Exchange since September 27, 2001. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our ADSs on the New York Stock Exchange:

	Price Per ADS		Average Daily Trading Volume	Dow Jones Industrial Average
	High	Low		High	Low
			(in ADSs)
Year ended March 31,
2002
Third Quarter	$59.00	$33.90	$4,494	$10,137.00	$8,836.80
Fourth Quarter	73.00	52.25	11,482	10,635.30	9,618.20
2003	78.25	43.75	669	10,381.70	7,286.27
First Quarter	78.25	62.20	1,130	10,381.70	9,120.10
Second Quarter	75.00	50.00	366	9,379.50	7,591.93
Third Quarter	65.25	43.75	717	8,931.68	7,286.27
Fourth Quarter	63.40	53.00	452	8,842.62	7,524.06
2004
First Quarter	70.00	47.00	1,080	9,323.02	8,069.86
Calendar period
January 2003	$63.40	$57.00	205	$8,842.62	$7,945.13
February 2003	60.00	53.00	752	8,109.82	7,749.87
March 2003	57.00	53.75	400	8,521.97	7,524.06
April 2003	56.00	47.00	1,625	8,515.06	8,069.86
May 2003	63.75	56.00	720	8,850.26	8,454.25
June 2003	70.00	62.70	868	9,323.02	8,897.81

B.

Plan of Distribution.

Not applicable.

C.

Markets.

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D.

Selling Shareholders.

Not applicable.

E.

Dilution.

Not applicable.

F.

Expenses of the Issue.

Not applicable.

Index to Consolidated Financial Statements and Information.

Item 10.

Additional Information.

A.

Share Capital.

Not applicable.

B.

Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, states our objects and purposes.

Provisions Regarding Our Directors

Our Articles of Incorporation do not permit a Director to vote on a proposal in which a Director is materially interested and, under the Commercial Code of Japan, a Director is required to refrain from voting on such matters at meetings of the Board of Directors.

The Commercial Code provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The Board of Directors may, by its resolution, leave such decision to the discretion of the company’s president.

The Commercial Code provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s Board of Directors.

The Commercial Code requires directors to “perform their duties faithfully on behalf of the company,” thus subjecting directors to a duty of loyalty (chujitsu gimu). This duty is supplemented by other duties such as to avoid self-dealing and competition with the corporation as well as to abide by all laws and regulations, the articles of incorporation and resolutions of general meetings of shareholders.

Directors can be held liable for damages caused by any of the following actions:

•

declaring an unlawful dividend or distribution of money;

•

offering some benefit to a shareholder in exchange for the exercise of that shareholder’s rights as shareholder;

•

approving loans to other directors;

•

engaging in a transaction that conflicts with interests of the company; or

•

performing any other actions that violate a law, including the general duties of directors described in the preceding paragraph, an ordinance or the articles of incorporation.

There is no mandatory retirement age for our Directors under the Commercial Code or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director either under the Commercial Code or our Articles of Incorporation.

Index to Consolidated Financial Statements and Information.

Holding of Our Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws of Japan or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

Set forth below is information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Japanese Commercial Code and related legislation.

General

Our authorized share capital is 240,000,000 shares, of which  63,566,081 shares were issued and outstanding as of March 31, 2003. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Shareholders’ Rights to Bring Actions Against Directors

The provisions of Articles 267 through 268-3 of the Japanese Commercial Code constitute the Japanese shareholder derivative action mechanism. The provisions allow any shareholder who has held a share for the previous six months to demand that the corporation take action to protect the company and enforce a director’s duties. Specifically, Article 267 provides that derivative actions may be brought to “enforce the liability of directors” which refers to situations including, but not limited to, that where directors loan money to other directors, engage in self-interested transactions, or violate any law, ordinance or the articles of incorporation. If the board has not instituted an action within thirty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. The Commercial Code provides an exception to the thirty day waiting period, however, for cases in which waiting thirty days might cause the company “irreparable damage.” In such cases, the shareholder may institute the action immediately, but after having brought the action must notify the company “without delay.” So, for example, if a company might suffer irreparable damage from an illegal act of a director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act.

Index to Consolidated Financial Statements and Information.

Dividends

Under our Articles of Incorporation, our financial accounts will be closed on March 31 of each year and annual dividends, if any, will be paid to shareholders of record as of that date. The Japanese Commercial Code permits a joint stock corporation to distribute profits by way of interim dividends if the articles of incorporation of a company so provide. Our Articles of Incorporation permit us to make interim dividends and such interim dividends, if any, will be paid to shareholders of record as of September 30 of each year. For information as to Japanese taxes on dividends, see “Tax Considerations ― Japanese Taxation.”

Under our Articles of Incorporation, we are not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

Transfer of Additional Paid-In Capital and Legal Reserve to Stated Capital and Stock Splits

When we issue new shares, the entire amount of the issue price of those new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the issue price as additional paid-in capital. The Commercial Code permits us, by resolution of our Board of Directors, to transfer the whole or any part of additional paid-in capital and legal reserve to stated capital and to grant shareholders additional shares free of charge by way of a stock split, with reference to the whole or any part of the amount of additional paid-in capital and legal reserve transferred to stated capital. Under the Commercial Code, by resolution of our Board of Directors, we may increase the authorized shares up to the number reflecting the rate of stock splits and amend our Articles of Incorporation by resolution of our Board of Directors to this effect without the approval of a shareholders’ meeting. For example, if each share become three shares by way of a stock split, we may increase the authorized shares from the current 240,000,000 shares to 720,000,000 shares.

Japanese Unit Share System

Our Articles of Incorporation provide that 100 shares of common stock constitute one “unit.” The Commercial Code of Japan permits us, by resolution of our Board of Directors, to reduce the number of shares that constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

Transferability of Shares Representing Less Than One Unit. We may not issue share certificates for a number of shares not constituting an integral number of units, except in limited circumstances. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable. Because transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares representing less than one unit may at any time require us to purchase our shares. These shares will be purchased at:

•

the closing price of the shares reported by the Osaka Securities Exchange on the day when the request to purchase is made; or

Index to Consolidated Financial Statements and Information.

•

if no sale takes place on such stock exchange on that day, the closing price of the shares reported by the Tokyo Stock Exchange on such day; or

•

if no sale takes place on either of such stock exchanges on such day, the price at which the shares are first traded on the Osaka Securities Exchange on the next day; or

•

if no sale takes place on such stock exchange on such day, the price at which the shares are first traded on the Tokyo Stock Exchange on such day; or

•

if no sale takes place on either of such stock exchanges on such day, the price at which the shares are first traded on either of such stock exchanges, provided that, if the shares are traded on both such exchanges on the same day, the relevant price shall be the price at which the shares are first traded on the Osaka Securities Exchanges.

In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Voting Right of a Holder of Shares Representing Less Than One Unit. A holders of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for share, except as stated in “— Voting Rights” below.

A shareholder who owns shares representing less than one unit will not be able to exercise any rights relating to voting rights, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to require us to issue share certificates for those shares.

Other Rights of a Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit has the following rights:

•

to receive distribution of dividends of profit or interest;

•

to receive shares and/or cash by way of retirement, consolidation, division, conversion, exchange or transfer of shares, company split or merger;

•

to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders;

•

to participate in any distribution of surplus assets upon liquidation;

•

to institute a derivative action; and

•

to demand that a director suspend illegal and certain other acts.

Index to Consolidated Financial Statements and Information.

Annual General Meeting of Shareholders

We normally hold our annual general meeting of shareholders in June of each year in Kyoto City, or in a neighboring area. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Japanese Commercial Code, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares, as described under “— Japanese Unit Share System” above. In general, under the Japanese Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Japanese Commercial Code and our Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of outstanding shares with voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding voting rights are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Japanese Commercial Code and our Articles of Incooporation provide that a quorum of not less than one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•

a reduction of the stated capital;

•

amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Commercial Code as described under “Transfer of Additional Paid-In Capital and Legal Reserve to stated Capital and Stock Splits” and “— Japanese Unit Share System” above);

•

the removal of a director or corporate auditor;

•

establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

•

a dissolution, merger or consolidation;

•

a company split;

•

the transfer of the whole or an important part of our business;

•

the taking over of the whole of the business of any other corporation; and

•

any issuance of new shares at a “specially favorable” price, any issuance of bonds or debentures with warrants to subscribe for new shares with “specially favorable” conditions, or any issuance of warrants to subscribe for new shares with “specially favorable” conditions, to persons other than shareholders.

At least two-thirds of the voting rights represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001.

Index to Consolidated Financial Statements and Information.

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation when we issue new shares. Under the Commercial Code, our Board of Directors, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

We may issue warrants to subscribe for new shares (hereinafter referred to as “subscription warrants”) as warrants on their own or attached to bonds or debentures to any persons. Holders of shares have no preemptive rights under our Articles of Incorporation when we issue subscription warrants. Under the Commercial Code, our Board of Directors, may, however, determine that shareholders be given subscription rights in connection with a particular issue of subscription warrants. In the case of an issue of subscription warrants, public or individual notice must be given to each of the shareholders at least two weeks prior to the date for payment (or issuance of the subscription rights if such subscription warrants are issued without consideration).

Rights to subscribe for new shares, subscription warrants or rights to subscribe for subscription warrants may be transferable or nontransferable by the Board of Directors and may be made at or substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights.

Pursuant to the special resolution of our annual general meeting of shareholders held on June 26, 2002 2,967 subscription warrants, which represent rights to subscribe for 296,700 shares of common stock were issued on May 14, 2003 to our and our subsidiaries’ directors, corporate auditors and employees without consideration for subscription warrants.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

The Sumitomo Trust and Banking Company, Limited is the transfer agent for the shares. Sumitomo Trust’s office is located at 5-33, Kitahama 4-chome, Chuo-ku, Osaka, 540-0041, Japan. Sumitomo Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

The close of business on March 31 is the record date for our year-end dividends, if paid, and the close of business on September 30 is the same for our interim dividends, if paid. A holder of shares constituting one or more “units” who is registered as a holder on our register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the annual general meeting of shareholders with respect to the fiscal year ending on March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

Index to Consolidated Financial Statements and Information.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Nidec of Shares

Under the Commercial Code, we may acquire our shares for any purpose subject to the authorization of shareholders at an ordinary general shareholders meeting. Such acquisition is subject to the restriction that the aggregate amount of the purchase price must not exceed the amount of retained earnings available for annual dividend payments less the sum of any amount paid or to be paid by way of appropriation of related earnings and any transfer of retained earnings to stated capital.

The resolution of our annual general meeting of shareholders held on June 26, 2002 authorizes us to acquire up to 1,000,000 shares (representing approximately 1.57% of shares issued and outstanding) within ¥10 billion by the closing of our annual general meeting of shareholders to be held in 2003.

The resolution of our annual general meeting of shareholders held on June 25, 2003 authorizes us to acquire up to 1,000,000 shares (representing approximately 1.57% of shares issued and outstanding) within ¥10 billion by the closing of our annual general meeting of shareholders to be held in 2004. As to June 30, 2003, we have acquired 8,882 shares of our common stock in total.

In the case of shares listed on a Japanese stock exchange or traded in the over-the counter market, acquisition shall be made through the market or by way of tender offer by the close of the following annual general shareholders’ meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of the voting rights present at the shareholders’ meeting at which a quorum of not less than one-third of outstanding shares with voting rights must be present.

In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one “unit” upon the request of the holder of those shares, as described under “― Japanese Unit Share System” above.

American Depositary Receipts

For information regarding American Depositary Receipts and our depositary, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001.

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares with voting rights of a company that is listed on any Japanese stock exchange, or whose shares are traded on an over-the-counter market in Japan, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding of shares with voting rights or of any specified changes set out in any previously filed reports. For this purpose, shares issuable to such person upon exercise of share subscription warrants, or stock acquisition rights are taken into account in determining both the number of shares held by the holder of shares with voting rights and the issuer’s total issued shares with voting rights. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, to the Japan Securities Dealers Association.

Index to Consolidated Financial Statements and Information.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each share, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell shares at such price on a particular trading day, or at all.

On July 1, 2003, the closing price of our shares on the Osaka Securities Exchange was ¥8,090 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement

Over	¥ 3,000	Less than	¥ 5,000	¥ 500
Over	5,000	Less than	10,000	1,000
Over	10,000	Less than	20,000	2,000

For a history of the trading price of our shares on the Osaka Securities Exchange, see Item 9.A of this annual report.

C.

Material Contracts.

We have not entered into any material contracts, other than in the ordinary course of business, within the two years immediately preceding the date of this document or any contract, other than in the ordinary course of business, which contains any provision under which we have any obligation or entitlement which is material to us as at the date of this document.

D.

Exchange Controls.

Acquisition or Disposition of Shares or ADS

Under the Foreign Exchange and Foreign Trade Law, all aspects of regulations on foreign exchange and foreign trade transactions are, with minor exceptions relating to inward direct investments which are not generally applicable to our shares, only subject to post transaction reporting requirements. Nonresidents of Japan, including foreign corporations not resident in Japan, who acquire or dispose of shares of common stock or ADSs, are generally not required to submit such post transaction reports. However, the Minister of Finance has the power to impose a licensing requirement for transactions in limited circumstances.

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs are issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs. For additional information regarding our ADSs, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001.

Index to Consolidated Financial Statements and Information.

E.

Taxation.

This section describes the material United States federal income and Japanese tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•

a dealer in securities;

•

a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•

a tax-exempt organization;

•

a life insurance company

•

a person liable for alternative minimum tax;

•

a person that actually or constructively owns 10% or more of the voting stock of Nidec;

•

a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•

a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions and the laws of Japan all as currently in effect, as well as on the income tax treaty between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•

a citizen or resident of the United States;

•

a domestic corporation;

•

an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal state and local and the Japanese and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Index to Consolidated Financial Statements and Information.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

United States Federal Income Taxation

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend paid by Nidec out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to generally applicable limitations on the ability to claim a credit on the foreign taxes paid, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 before January 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Index to Consolidated Financial Statements and Information.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable. The changes are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

•

the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•

the laws of the jurisdiction of which they are resident; and

•

any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as oppose to an increase of value of shares) from Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (17) (n) of the Japanese Corporation Tax Law).

Under the 2001 tax legislation, deemed dividend taxation system has been drastically changed. Under the new rule, if we purchase our listed shares by way of a tender offer for the purpose of cancellation with retained earnings, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above). On the other hand, in the case of individual shareholders, no deemed dividend is required to recognize until March 31, 2005 due to the operation of a temporary measurement (Article 9-4 of the Japanese Special Tax Measurement Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled were previously deemed to have received a dividend corresponding to the increase of share value by the share cancellation, under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders (both individuals and corporations) whose shares are not canceled.

Unless an applicable tax treaty, convention or agreement reduce the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the shares paid by us to non-resident shareholders is 20%. Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Index to Consolidated Financial Statements and Information.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes may be assessed against an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

F.

Dividends and Paying Agents.

Not applicable.

G.

Statement by Experts.

Not applicable.

H.

Documents on Display.

We file periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.  You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.nidec.co.jp/english/finance.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I.

Subsidiary Information.

Not applicable.

Item 11.

Quantitative and Qualitative Disclosure About Market Risk.

We hold financial instruments in the normal course of business and are exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. We employ a variety of measures to manage market risk related to our financial instruments, including cash and cash equivalents, financial receivables, securities investments, long-term debt and short-term borrowings.

We do not have a policy of hedging all or a defined portion of specific risks. Accordingly, our decisions with regard to the use of derivative instruments are made on a case-by-case basis, and the nature and quantity of open derivative contracts can vary significantly over time. However, from time to time, we enter into derivative financial instruments which include foreign exchange forward contracts, foreign currency option agreements, interest rate swap agreements and interest rate cap agreements. Interest rate swap and cap agreements are designed to reduce our exposure to losses resulting from adverse fluctuations in interest rates on the underlying financial instruments. Foreign currency option agreements are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates on underlying accounts payable and anticipated purchase transactions in foreign currency. Foreign exchange forward contracts are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates on our foreign currency accounts receivables, other receivables and accounts payable.

Index to Consolidated Financial Statements and Information.

Foreign currency exchange rate risk

Transaction risk

A significant portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar. For the year ended March 31, 2003, our U.S. dollar denominated sales comprised more than 65% of total sales. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, which currently represent in excess of 62.9% of our total costs, we generally have had a significant net long U.S. dollar position. Our principal exposure arises at the level of Nidec which had an excess of U.S. dollar denominated trade receivables over trade payables of $99 million as of March 31, 2003. After adjusting for U.S. dollar denominated bank deposits, borrowings, debt and other monetary items, as of March 31, 2003 Nidec had net U.S. dollar denominated monetary assets of approximately $131.4 million. To the extent that there are any open foreign currency, i.e., U.S. dollar denominated positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

Translation risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan that are subject to fluctuations in foreign currency exchange rates. Our assets and liabilities that are outside Japan are primarily located in Singapore, Thailand, the Philippines and China. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. Translation gains and losses arising from changes in the value of the reporting currency relative to the functional currencies of the underlying operations are recorded outside of our statement of operations in other comprehensive income until we dispose of or liquidate (which has not occurred in the past, nor do we expect it to occur frequently in the future) the relevant foreign operation.

Foreign currency derivatives

As our investments in foreign subsidiaries with a functional currency other than the Japanese yen are generally considered long-term, we do not hedge these net investments.

From time to time we utilize foreign currency forward contracts and foreign currency options derivative instruments to manage exposure to exchange rate volatility for accounts payable, accounts receivable and anticipated transactions denominated in foreign currencies. However, we do not use instruments with leverage, nor exotic options, to mitigate market risk. Changes in the fair values of our foreign exchange forward contracts and options are recognized as gains and losses on derivative instruments within our results of operations. The table below sets forth the aggregate contract amounts and weighted-average contracted forward rates for annual maturities of the foreign exchange forward contracts for the next five years.

Index to Consolidated Financial Statements and Information.

Foreign currency derivatives at March 31, 2002
	Maturity date							Fair Value
	2003	2004	2005	2006	2007	Thereafter	Total
Foreign Exchange Forward Contracts
Sell U.S. dollars
Contract amounts (in millions)	¥436	-	-	-	-	-	¥436	¥(9)
Weighted-average contracted forward rate (yen per U.S.$1)	130.17	-	-	-	-	-	130.17
Buy EUR
Contract amounts (in millions)	47	-	-	-	-	-	47	1
Weighted-average contracted forward rate (yen per EUR1)	113.25	-	-	-	-	-	113.25

Foreign currency derivatives at March 31, 2003
	Maturity date							Fair Value
	2004	2005	2006	2007	2008	Thereafter	Total
Foreign Exchange Forward Contracts
Sell U.S. dollars
Contract amounts (in millions)	¥1,509	-	-	-	-	-	¥1,509	¥8
Weighted-average contracted forward rate (yen per U.S.$1)	120.30	-	-	-	-	-	120.30
Buy U.S. dollars
Contract amounts (in millions)	¥792	-	-	-	-	-	¥792	¥5
Weighted-average contracted forward rate (yen per U.S.$1)	118.67	-	-	-	-	-	118.67
Buy EUR
Contract amounts (in millions)	43	-	-	-	-	-	43	1
Weighted-average contracted forward rate (yen per EUR1)	126.77	-	-	-	-	-	126.77

Interest rate risk

We enter into interest rate swaps and other contracts to reduce our market risk exposure from changes in interest rates. We have long-term receivables and debt, with fixed and variable rates, and we enter into interest rate swaps and other contracts in order to stabilize the fair values and cash flows of those receivables and debts.

Index to Consolidated Financial Statements and Information.

The table below sets forth information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our debts and receivables, it indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter and the items’ fair value. For our interest rate caps, the table presents payment type, notional principal amounts and weighted-average interest strike rates by expected (contracted) maturity dates and the items fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Those agreements have matured in March 2003.

Interest rate risk at March 31, 2002

	Maturity date							Fair Value
	2003	2004	2005	2006	2007	Thereafter	Total
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	0	2	2	2	2	26	34	40
Weighted-average interest rate	0.00%	4.23%	4.22%	4.20%	4.20%	4.06%	4.05%
Floating Rate
Principal cash flows	39	29	23	14	8	36	149	149
Weighted-average interest rate	3.45%	3.64%	3.97%	4.26%	4.38%	4.36%	3.91%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	3,490	1,208	865	576	11	25	6,175	6,269
Weighted-average interest rate	1.55%	2.14%	1.86%	2.15%	1.50%	4.02%	1.79%
Fixed Rate (Convertible bond)
Principal cash flows	9,832	5,044	-	9,280	-	-	24,156	32,621
Weighted-average interest rate	0.13%	0.53%	-	0.80%	-	-	0.47%
Floating Rate (long-term loan)
Principal cash flows	1,226	2,191	14	14	9	-	3,454	3,454
Weighted-average interest rate	2.86%	3.18%	3.08%	3.44%	3.74%	-	3.06%

Interest Rate Derivatives
Interest rate caps
Purchased caps
Notional amounts	3,000	-	-	-	-	-	3,000	0
Weighted-average strike rate	2.00%	-	-	-	-	-	2.00%

Index to Consolidated Financial Statements and Information.

Interest rate risk at March 31, 2003

	Maturity date							Fair Value
	2004	2005	2006	2007	2008	Thereafter	Total
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	0	1	1	2	2	17	23	27
Weighted-average interest rate	0.00%	4.17%	4.14%	4.14%	4.14%	3.97%	3.97%
Floating Rate
Principal cash flows	43	37	44	33	26	65	248	248
Weighted-average interest rate	3.39%	3.43%	2.83%	2.74%	2.66%	2.59%	2.92%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	1,780	1,454	1,165	606	602	17	5,624	5,683
Weighted-average interest rate	1.61%	1.32%	1.13%	0.60%	0.58%	3.92%	1.23%
Fixed Rate (Convertible bond)
Principal cash flows	5,027	-	9,279	-	-	-	14,306	16,966
Weighted-average interest rate	0.53%	-	0.80%	-	-	-	0.71%
Floating Rate (long-term loan)
Principal cash flows	1,486	1,228	95	2	2	15	2,828	2,828
Weighted-average interest rate	2.07%	2.19%	2.35%	2.66%	2.84%	3.19%	3.06%

Equity security price risk

We have marketable equity securities classified as available-for-sale securities. At March 31, 2002, the fair value of these securities was ¥5,818 million and at March 31, 2003 it was ¥4,534 million. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2002 would be ¥582 million and as of March 31, 2003 would be ¥453 million, respectively. We had no open equity derivative positions during March 31, 2002 or 2003.

Commodity price risk

We had no open commodity derivative positions for the year ended March 31, 2002 or 2003.

Index to Consolidated Financial Statements and Information.

Item12.

Description of Securities Other Than Equity Securities.

Not applicable.

Index to Consolidated Financial Statements and Information.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures.

Within 90 days of the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures, as of the date of the evaluation (as defined in Rules 13a-14 and 15d-14 of the Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert.

Not applicable.

Item 16B. Code of Ethics.

Not applicable.

Item 16C. Principal Accountant Fees and Services.

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

Index to Consolidated Financial Statements and Information.

PART III

Item 17.

Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.

Financial Statements.

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19.

Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation)
1.2	Share Handling Regulations of Nidec Corporation (English translation)
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)
2.1	Specimen common stock certificates of Nidec Corporation (English translation)*
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

8.1	Subsidiaries of Nidec Corporation
12.1	Share Exchange Agreement between Nidec Corporation and Nidec-Shimpo Corporation, dated April 25, 2003

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

*    Incorporated by reference to Nidec’s  annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

**   Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on   September 7, 2001.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

Index to Consolidated Financial Statements and Information.

Report of Independent Auditors

To the Shareholders and

Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its consolidated subsidiaries at March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in the year ended March 31, 2003.

/s/ PricewaterhouseCoopers

Kyoto, Japan

June 25, 2003

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	March 31,		March 31,
	2002	2003	2003
Current assets:
Cash and cash equivalents	¥38,495	¥33,039	$274,867
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥378 million in 2002 and ¥465 million ($3,869 thousand) in 2003:
Notes	14,159	8,708	72,446
Accounts	46,253	50,780	422,463
Inventories	19,601	17,036	141,730
Prepaid expenses and other current assets	6,174	11,750	97,754

Total current assets	124,682	121,313	1,009,260

Marketable securities and other securities investments	6,383	5,324	44,293
Investments in and advances to affiliated companies	29,776	29,051	241,689

	36,159	34,375	285,982
Property, plant and equipment:
Land	17,348	18,490	153,827
Buildings	39,728	47,220	392,845
Machinery and equipment	80,560	83,624	695,707
Construction in progress	5,827	2,425	20,175

	143,463	151,759	1,262,554
Less - Accumulated depreciation	(58,047)	(61,050)	(507,904)

	85,416	90,709	754,650
Other non-current assets	11,654	11,535	95,965

Total assets	¥257,911	¥257,932	$2,145,857

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	March 31,		March 31,
	2002	2003	2003
Current liabilities:
Short-term borrowings	¥58,395	¥64,597	$537,413
Current portion of long-term debt	15,365	8,951	74,467
Trade notes and accounts payable	44,973	49,276	409,950
Other current liabilities	12,483	10,351	86,115

Total current liabilities	131,216	133,175	1,107,945
Long-term liabilities:
Long-term debt	21,360	16,388	136,339
Accrued pension and severance costs	9,496	10,357	86,165
Other long-term liabilities	1,176	347	2,887

Total long-term liabilities	32,032	27,092	225,391

Minority interest in consolidated subsidiaries	9,188	9,108	75,774
Commitments and contingencies (Note 24)
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2002 and 2003; issued and outstanding: 63,563,653 shares in 2002 and 63,574,729 shares in 2003	26,469	26,485	220,341
Additional paid-in capital	25,801	25,817	214,784
Retained earnings	34,299	43,708	363,627
Accumulated other comprehensive loss	(1,085)	(7,387)	(61,456)
Treasury stock, at cost: 1,172 shares in 2002 and 8,648 shares in 2003	(9)	(66)	(549)

Total shareholders’ equity	85,475	88,557	736,747

Total liabilities and shareholders’ equity	¥257,911	¥257,932	$2,145,857

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2001	2002	2003	2003
	Net sales	¥172,710	¥193,332	¥231,836	$1,928,752
	Operating expenses:
	Cost of products sold	144,594	159,442	187,306	1,558,286
	Selling, general and administrative expenses	12,810	17,691	21,302	177,221
	Research and development expenses	5,243	5,727	6,824	56,772

		162,647	182,860	215,432	1,792,279

	Operating income	10,063	10,472	16,404	136,473

	Other income (expense):
	Interest and dividend income	855	572	364	3,028
	Interest expense	(1,338)	(1,167)	(890)	(7,404)
	Foreign exchange gain (loss), net	3,117	2,107	(3,511)	(29,209)
	Gain from derivative instruments, net	3,355	8	23	191
	Loss on marketable securities, net	(2,900)	(1,400)	(1,583)	(13,170)
	Gain from issuance of securities by affiliated companies	449	-	39	324
	Gain (loss) from sales of investments in affiliated companies	1,861	11	(4)	(33)
	Other, net	(324)	874	69	574

		5,075	1,005	(5,493)	(45,699)

	Income before provision for income taxes	15,138	11,477	10,911	90,774
	Provision for income taxes	(4,609)	(2,162)	(1,053)	(8,760)

	Income before minority interest and equity in earnings of affiliated companies	10,529	9,315	9,858	82,014
	Minority interest in income (loss) of consolidated subsidiaries	(93)	318	644	5,358
	Equity in net (income) / losses of affiliated companies	(89)	2,417	(1,466)	(12,196)

	Net income	¥10,711	¥6,580	¥10,680	$88,852

	Per share data:	Yen			U.S. dollars
Net income	－ basic	¥168.72	¥103.53	¥168.01	$1.40
	－ diluted	¥159.92	¥98.85	¥159.82	$1.33
	Cash dividends	¥15.00	¥27.50	¥20.00	$0.16

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

	Yen in millions

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2000	31,721,969	¥26,358	¥25,688	¥19,707	¥(5,362)	¥(2)	¥66,389
Comprehensive income:
Net income				10,711			10,711
Other comprehensive income (loss):
Foreign currency translation adjustments					1,485		1,485
Unrealized gains (losses) on securities, net of reclassification adjustment					744		744
Minimum pension liability adjustment					(1)		(1)

Total comprehensive income							12,939

Dividends paid				(951)			(951)
Conversion of convertible debt	87,533	82	82				164
Exercise of stock purchase warrants	17,537	15	17				32
Purchase of treasury stock						(36)	(36)
Reissuance of treasury stock						38	38
Stock split	31,721,969

Balance at March 31, 2001	63,549,008	¥26,455	¥25,787	¥29,467	¥(3,134)	¥(0)	¥78,575

Comprehensive income:
Net income				6,580			6,580
Other comprehensive income (loss):
Foreign currency translation adjustments					2,456		2,456
Unrealized gains (losses) on securities, net of reclassification adjustment					(428)		(428)
Minimum pension liability adjustment					21		21

Total comprehensive income							8,629

Dividends paid				(1,748)			(1,748)
Conversion of convertible debt	14,645	14	14				28
Purchase of treasury stock						(14)	(14)
Reissuance of treasury stock						5	5

Balance at March 31, 2002	63,563,653	¥26,469	¥25,801	¥34,299	¥(1,085)	¥(9)	¥85,475

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

	Yen in millions

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2002	63,563,653	¥26,469	¥25,801	¥34,299	¥(1,085)	¥(9)	¥85,475
Comprehensive income:
Net income				10,680			10,680
Other comprehensive income (loss):
Foreign currency translation adjustments					(4,289)		(4,289)
Unrealized gains (losses) on securities, net of reclassification adjustment					(101)		(101)
Minimum pension liability adjustment					(1,912)		(1,912)

Total comprehensive income							4,378

Dividends paid				(1,271)			(1,271)
Conversion of convertible debt	11,076	16	16				32
Purchase of treasury stock						(57)	(57)
Reissuance of treasury stock							-

Balance at March 31, 2003	63,574,729	¥26,485	¥25,817	¥43,708	¥(7,387)	¥(66)	¥88,557

	U.S. dollars in thousands

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2002	$220,208	$214,651	$285,349	$(9,027)	$(75)	$711,106
Comprehensive income:
Net income			88,852			88,852
Other comprehensive income (loss):
Foreign currency translation adjustments				(35,682)		(35,682)
Unrealized gains (losses) on securities, net of reclassification adjustment				(840)		(840)
Minimum pension liability adjustment				(15,907)		(15,907)

Total comprehensive income						36,423

Dividends paid			(10,574)			(10,574)
Conversion of convertible debt	133	133				266
Purchase of treasury stock					(474)	(474)
Reissuance of treasury stock						-

Balance at March 31, 2003	$220,341	$214,784	$363,627	$(61,456)	$(549)	$736,747

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2001	2002	2003	2003

Cash flows from operating activities:
Net income	¥10,711	¥6,580	¥10,680	$88,852
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,616	9,088	12,862	107,005
Amortization	473	1,589	353	2,937
Loss on sales of marketable securities	10	7	22	183
Loss on devaluation of marketable securities	2,890	1,393	1,561	12,987
Loss on sales and disposal of property, plant and equipment	201	2,422	896	7,454
Deferred income taxes	1,323	(2,957)	(1,351)	(11,240)
Minority interest in income (loss) of consolidated subsidiaries	(93)	318	644	5,358
Equity in net (income) losses of affiliated companies	(89)	2,417	(1,466)	(12,196)
Gain from derivative instruments, net	(3,355)	(8)	(23)	(191)
Gain from issuance of securities by affiliated companies	(449)	-	(39)	(324)
(Gain) loss on sale of investments in affiliated companies	(1,861)	(11)	4	33
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(3,514)	(2,050)	(1,004)	(8,353)
(Increase) decrease in inventories	(4,754)	3,917	1,714	14,260
Increase (decrease) in notes and accounts payable	(1,320)	(2,566)	3,677	30,591
Increase (decrease) in accrued income taxes	1,325	1,351	(3,436)	(28,586)
Other	693	(227)	(806)	(6,706)

Net cash provided by operating activities	9,807	21,263	24,288	202,064

Cash flows from investing activities:
Additions to property, plant and equipment	(9,822)	(19,270)	(21,715)	(180,657)
Proceeds from sales of property, plant and equipment	420	2,124	501	4,168
Purchases of marketable securities	(865)	(219)	(55)	(458)
Proceeds from sales of marketable securities	171	237	97	807
Investments in and advances to affiliated companies	(25,131)	(1,819)	(693)	(5,765)
Proceeds from sales of investments in affiliated companies	2,135	192	-	-
Proceeds (payments) for additional investments in subsidiaries, net of cash acquired	661	2,962	(672)	(5,591)
Other	(891)	124	(642)	(5,341)

Net cash used in investing activities	¥(33,322)	¥(15,669)	¥(23,179)	$(192,837)

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2001	2002	2003	2003

Cash flows from financing activities:
Increase in short-term borrowings	¥19,067	¥4,105	¥8,844	$73,577
Proceeds from issuance of long-term debt	3,290	3,393	5,527	45,982
Repayments of long-term debt	(2,784)	(3,279)	(16,272)	(135,374)
Dividends paid	(951)	(1,748)	(1,271)	(10,574)
Other	909	(935)	(991)	(8,245)

Net cash provided by (used in) financing activities	19,531	1,536	(4,163)	(34,634)

Effect of exchange rate changes on cash and cash equivalents	1,556	1,161	(2,402)	(19,983)
Net increase (decrease) in cash and cash equivalents	(2,428)	8,291	(5,456)	(45,391)
Cash and cash equivalents at beginning of year	32,632	30,204	38,495	320,258

Cash and cash equivalents at end of year	¥30,204	¥38,495	¥33,039	$274,867

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacturing and marketing of i) small precision motors, which include spindle motors for computer hard disk drives, motors for CD-ROM and DVD drives, small precision fans and vibration motors for mobile phones; ii) mid-size motors, which are used in various electric household appliances, automobiles and industrial equipment; iii) machinery and power supplies, which includes power transmission equipment, board testers, semi-conductor manufacturing supplies, substrate inspection equipment and measuring equipment; and iv) other products, which include auto parts, pivot assemblies, encoders and other services. Manufacturing operations are located primarily in Asia (China, Taiwan, Singapore, Thailand, Malaysia and the Philippines), and the Company has sales subsidiaries in Asia, North America and Europe.

The main customers for spindle motors are manufacturers of hard disk drives. NIDEC also sells its products to the manufacturers of various automation equipment, electric household appliances, home video game consoles, and telecommunication and audio-visual equipment.

2. Summary of significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates -

The preparation of NIDEC’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include allowance for doubtful accounts, depreciation and amortization of long-lived assets, valuation allowance for deferred tax asset and pension liabilities. Actual results could differ from those estimates.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Basis of consolidation and accounting for investments in affiliated and joint venture companies -

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Companies over which NIDEC exercises significant influence, but which it does not control, are classified as affiliated companies and accounted for using the equity method. The Company’s investments in joint venture companies are also accounted for using the equity method. The joint venture is comprised of two separate entities, Nidec Johnson Electric (Hong Kong) Limited and Nidec Johnson Electric Corporation. NIDEC owns 49% of Nidec Johnson Electric (Hong Kong) Limited and 51% of Nidec Johnson Electric Corporation, which is not considered to be controlled by NIDEC as the minority shareholder has significant participating rights. Consolidated net income includes NIDEC’s equity in current earnings (losses) of such companies, after elimination of unrealized intercompany profits.

A subsidiary or an affiliated company may issue shares to third parties in a public offering or upon the conversion of convertible debt to common shares at amounts per share that are in excess of or less than NIDEC’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year when the change in interest transaction occurs.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the year-end exchange rates and all income and expense accounts are translated at exchange rates that approximate those prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rates and the resulting transaction gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Inventories -

Inventories are stated at the lower of cost or market. Cost is determined principally on the average cost basis. Cost includes the cost of materials, labor and applied factory overhead. Projects in progress, which mainly relate to production of factory automation equipment based on contracts with customers, are stated at the lower of cost or estimated realizable value, cost being determined as the accumulated production cost.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Marketable securities -

Marketable securities consist of equity securities that are listed on recognized stock exchanges. Equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Realized gains and losses are determined on the average cost method and are reflected in the statement of income. Other than temporary declines in market value of individual securities classified as available-for-sale are charged to income in the period the loss occurs.

Derivative financial instruments -

NIDEC employs derivative financial instruments, including foreign currency options, interest rate swap, interest rate cap agreements and foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivative contracts are marked to market and changes in value, both increases and decreases, are recognized directly in the consolidated statement of income. No derivatives are designated as hedges or accounted for as hedges.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method to reflect the accelerated basis on which machinery is replaced earlier due to short product cycles and rapid technology changes by the Company, its Japanese subsidiaries and its Thai manufacturing subsidiary, which mainly produce high-end spindle motors for hard disk drives and are usually the first to commence production of new products, and on the straight-line method for foreign subsidiary companies (except for the Thai manufacturing subsidiary) at rates based on the estimated useful lives of the assets. Estimated useful lives are 7 years for prefabricated warehouses, and range from 10 to 20 years for most spindle motor factories, from 7 to 41 years for factories to produce other products, 50 years for the head office and sales offices, from 3 to 22 years for leasehold improvement, and from 2 to 13 years for machinery and equipment.

Depreciation expense amounted to ¥7,616 million, ¥9,088 million, and ¥12,862 million ($107,005 thousand) for the years ended March 31, 2001, 2002, and 2003, respectively.

Goodwill -

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. On April 1, 2002, NIDEC adopted Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”. Under SFAS 142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment. Prior to the adoption of SFAS 142, goodwill recognized in acquisitions was amortized on a straight line basis, mostly over 5years.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Long-lived assets -

NIDEC reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated as the excess of the assets carrying value over its fair value. Long-lived assets that are to be disposed of other than by sale are considered to be held and used until the disposal. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less costs to sell. Reductions in carrying value are recognized in the period in which long-lived assets are classified as held for sale.

Revenue recognition -

NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. For motors and power supplies, these criteria are generally met at the time product is delivered to the customers' site. Revenue for machinery and equipment sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns.

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥81 million, ¥70 million, and ¥139 million ($1,156 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share -

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds and warrants. All per share amounts have been restated to reflect the retroactive effect of stock splits.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. NIDEC’s other comprehensive income is primarily comprised of unrealized gains and losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments to recognize additional minimum liabilities associated with NIDEC’s defined benefit pension plans.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. The adoption of FAS No. 143 is not expected to have a material impact on NIDEC’s results of operations and financial position.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”), effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. The adoption of SFAS No. 145 did not have a material impact on NIDEC’s results of operations and financial position, and cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on NIDEC’s results of operations and financial position, and cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee. FIN 45 also requires additional disclosures by the guarantor in its interim and annual financial statements about the obligations associated with the guarantee. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for NIDEC’s year-end disclosure as of March 31, 2003. The adoption of FIN 45 did not have a material effect on NIDEC’s results of operations, financial position, and cash flows.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is expected to impact only the disclosures for the fiscal year ending March 31, 2003, not NIDEC’s results of operations, financial position, and cash flows, as we continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, in accounting for stock options granted to employees.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are effective for NIDEC on July 1, 2003. NIDEC has completed its evaluation of the impact of FIN 46 and has not identified any variable interest entities which would require consolidation as a result of implementing the new standard.

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No.00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. NIDEC does not expect the adoption of this standard to have a material impact on its results of operations and financial position.

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. NIDEC is currently evaluating the impact of adopting this new pronouncement.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15,2003. NIDEC is currently evaluating the impact of adopting this statement.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥120.20 = U.S. $1, the approximate current exchange rate at March 31, 2003, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2003.

4. Acquisitions and dispositions:

From April 2001, Nidec Copal Philippines Corporation (“NCPC”) and Nidec Copal (Vietnam) Co., Ltd. (“NCVC”) were no longer consolidated due to the sale of shares of NCPC to Nidec Copal Corporation（“NCPL”) and a capital increase by NCVC which was largely funded by NCPL. As a result of these transactions, NCPC and NCVC became consolidated subsidiaries of NCPL, which was accounted for using the equity method by NIDEC.

In February 2002, NIDEC acquired additional ownership of 1.05% in Nidec-Shimpo Corporation (“NSCJ”), which manufactures and markets power transmission equipment, factory automation systems, measuring equipment and ceramic art equipment and NSCJ became NIDEC’s 50.7% owned subsidiary. As a result of this acquisition, NIDEC increased its ownership of Nidec-Read Corporation (“NRCJ”), a subsidiary of NSCJ, which manufactures and markets various board testers and NRCJ also became NIDEC’s 60.4% owned subsidiary. NIDEC also increased its ownership of Nidec Tosok Corporation (“NTSC”), which manufactures and markets automotive parts, semiconductor equipment, high precision motors, measuring equipment and other products and NTSC also became NIDEC’s 51.0% owned subsidiary. NIDEC previously accounted for those investments using the equity method of accounting and these step-up acquisitions are accounted for in accordance with SFAS 141. As a result of these acquisitions, NIDEC increased its ownerships in certain other affiliated companies accounted for by the equity-method. The results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. In addition, NIDEC made other step-up acquisitions in NSCJ and other affiliated companies other than discussed above. Those step-up acquisitions during the year amounted to ¥630 million in the aggregate.

NIDEC made no significant business acquisitions or disposals for the year ended March 31, 2003.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2001 and 2002, as if the acquisition in these companies had occurred on April 1, 2000. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions
	For the year ended March 31, (Unaudited)
	2001	2002
Pro forma net sales	¥213,670	¥227,860
Pro forma net income	11,203	6,878

	Yen
Pro forma net income per common share
－basic:	¥176.47	¥108.22
－diluted:	167.24	103.28

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The allocation of the aggregate cost of the acquisitions to the assets acquired and liabilities assumed is as follows:

	Yen in millions

	For the year ended March 31

	2001	2002

Cash and cash equivalents	¥1,261	¥3,592
Accounts receivable	8,903	8,825
Inventories	2,910	4,675
Other current assets	755	1,789
Property, plant and equipment	5,777	18,987
Other non-current assets	2,628	2,910

Fair value of assets acquired	22,234	40,778

Short-term borrowings and current portion of long-term debt	(9,301)	(10,930)
Accounts payable	(6,433)	(4,795)
Other current liabilities	(1,567)	(2,265)
Long-term debt	(3,140)	(296)
Other non-current liabilities	(3,785)	(4,019)

Fair value of assets liabilities assumed	(24,226)	(22,305)

Minority interest	(1,105)	(8,038)
Goodwill	3,311	1,635
Investments in affiliated companies, net of accumulated losses of an affiliated company in excess of investment	386	(11,440)

Purchase price	600	630
Cash acquired	(1,261)	(3,592)

Net cash acquired	¥(661)	¥(2,962)

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

5. Goodwill and other intangible assets

NIDEC adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, as of April 1, 2002. In accordance with SFAS No. 142, we ceased to amortize ¥3,658 million ($30,433 thousand) of goodwill on a straight-line basis over its estimated useful life. As a result of the adoption of SFAS No. 142, for the year ended March 31, 2003, we did not recognize ¥968 million ($8,053 thousand) of goodwill amortization expense that would have been recognized if the previous standards had been in effect.

Also, we ceased to amortize ¥9,228 million ($76,772 thousand) of the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill. For the year ended March 31, 2003, we did not recognize ¥2,591 million ($21,556 thousand) of amortization on the equity method goodwill. As for equity method goodwill, under the guidelines of SFAS No. 142, we will continue to review equity method investments for impairment in accordance with Accounting Principles Boards Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

We have completed the transitional impairment test as of April 1, 2002 and performed additional interim goodwill impairment test for certain goodwill for existing goodwill as required by SFAS No. 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill as a result of the adoption of SFAS No. 142.

The changes in the carrying amount of goodwill for the year ended March 31, 2003 are as follows:

	Yen in Millions	U.S. dollars in thousands
Balances as of April 1, 2002	¥3,611	$30,042
Goodwill acquired during year	47	391

Balance as of March 31, 2003	¥3,658	$30,433

The carrying amounts of goodwill by operating segment as of April 1, 2002 were ¥3,520 million for the NCJ segment and ¥91 million for the NET segment. The amount of goodwill acquired during the year ended March 31, 2003 was ¥47million ($391 thousand) for the NCJ segment. ¥91 million ($757 thousand) of goodwill was transferred to the NSBC segment from the NET segment due to the sales of shares of Nidec Shibaura Electronics (Thailand) Co., Ltd. As a result of the sales, the carrying amounts of goodwill by operating segment as of March 31, 2003 were ¥3,567 million ($29,676 thousand) for the NCJ segment, and ¥91 million ($757 thousand) for the NSBC segment.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Actual results of operation for the year ended March 31, 2003 and pro forma results of operation for the year ended March 31, 2001 and 2002 if we had applied non-amortized provisions of SFAS No. 142 in those periods were as follows:

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2001	2002	2003	2003

Reported net income	¥10,711	¥6,580	¥10,680	$88,852
Add back:
Goodwill amortization	591	775	-	-
Equity method goodwill amortization	2,600	3,748	-	-

Adjusted net income	¥13,902	¥11,103	¥10,680	$88,852

Per share data:
Reported basic EPS	¥168.72	¥103.53	¥168.01	$1.40
Add back:
Goodwill amortization	9.32	12.18	-	-
Equity method goodwill amortization	40.96	58.97	-	-

Adjusted basic EPS	¥219.00	¥174.68	¥168.01	$1.40

Reported diluted EPS	¥159.92	98.85	¥159.82	$1.33
Add back:
Goodwill amortization	8.80	11.52	-	-
Equity method goodwill amortization	38.68	55.74	-	-

Adjusted diluted EPS	¥207.40	¥166.11	¥159.82	$1.33

6. Supplemental cash flow information:

Cash payments for income taxes were ¥1,932 million, ¥3,732 million and ¥5,840 million ($48,586 thousand) for the years ended March 2001, 2002 and 2003, respectively. Interest payments during the years ended March 2001, 2002 and 2003 were ¥1,303 million, ¥1,118 million and ¥1,112 million ($9,251 thousand), respectively.

Capital lease obligations of ¥345 million, ¥949 million and ¥1,202 million ($10,000 thousand) were incurred for the years ended March 31, 2001, 2002 and 2003, respectively.

Conversions of convertible debt into common stock were ¥164 million, ¥28 million and ¥32 million ($266 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

7. Allowance for doubtful accounts:

An analysis of activity within the allowance for doubtful accounts relating to trade notes and accounts receivable and notes receivable for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Yen in millions			U.S. dollars in thousands

	March 31			March 31,

	2001	2002	2003	2003

Allowance for doubtful accounts at beginning of year	¥319	¥397	¥378	$3,145
Provision for doubtful accounts	368	67	381	3,170
Collection	(20)	(2)	(1)	(8)
Write-offs	(320)	(53)	(5)	(42)
Write-backs	-	(69)	(265)	(2,205)
Translation adjustment and other	50	38	(23)	(191)

Allowance for doubtful accounts at end of year	¥397	¥378	¥465	$3,869

8. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Finished goods	¥9,222	¥7,077	$58,877
Raw materials	4,748	4,528	37,671
Work in progress	4,458	4,336	36,073
Project in process	705	699	5,815
Supplies and other	468	396	3,294

	¥19,601	¥17,036	$141,730

9. Prepaid expenses and other current assets:

Prepaid expenses and other current assets as of March 31, 2002 and 2003 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Other receivable	¥2,006	¥6,353	$52,854
Deferred tax assets	2,054	3,133	26,065
Other	2,114	2,264	18,835

	¥6,174	¥11,750	$97,754

“Other” primarily consists of short-term loans receivable, prepaid expenses and other.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

10. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥40	¥0	¥1	¥39
Equity securities	6,263	283	728	5,818

Total	¥6,303	¥283	¥729	¥5,857

Securities not practicable to fair value
Equity securities	¥526

	Yen in millions
	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥36	¥0	¥1	¥35
Equity securities	4,907	113	486	4,534

Total	¥4,943	¥113	¥487	¥4,569

Securities not practicable to fair value
Equity securities	¥755

	U.S. dollars in thousands
	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$299	$0	$8	$291
Equity securities	40,824	940	4,043	37,721

Total	$41,123	$940	$4,051	$38,012

Securities not practicable to fair value
Equity securities	$6,281

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

At March 31, 2003, the contractual maturities of available-for-sale debt securities are summarized as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2003		March 31, 2003
	Cost	Fair value	Cost	Fair value
Due within 1 year	¥11	¥10	$91	$83
Due after 1 year to 5 years	20	20	166	166
Due after 5 years	5	5	42	42

	¥36	¥35	$299	$291

During the year ended March 31, 2001, 2002 and 2003, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥744 million, decreased by ¥428 million and decreased by ¥101 million ($840 thousand), respectively.

Proceeds from sales of available-for-sale securities were ¥171 million, ¥237 million and ¥97 million ($807 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. On those sales, gross realized gains were ¥15 million, ¥8 million and ¥0 million ($4 thousand) and gross realized losses were ¥25 million, ¥14 million and ¥23 million ($191 thousand), respectively.

On April 2, 1999, NIDEC purchased for ¥2,000 million a note issued by Princeton Global Management Inc. The face amount of the note was ¥2,000 million and it was due to mature on September 29, 1999. On September 30, 1999, the Princeton Global Management Inc. defaulted on its obligation with respect to the note. NIDEC recognized a devaluation loss of ¥2,000 million as a realized loss on marketable securities in the income statement for the year ended March 31, 2000.

On January 18, 2002, NIDEC received approximately ¥1,689 million from the settlement of a dispute with HSBC USA Inc. and Republic Securities, which is an affiliate of HSBC USA Inc. and previously served as custodian for the Princeton Global Management Inc. This dispute arose out of the fact that, on September 30, 1999, Princeton Global Management Inc. defaulted on the note. The settlement gain of ¥1,689 million is included in “Other, net” in the income statement for the year ended March 31, 2002. In addition, the Company expects to receive approximately $1.5 million from the receiver of Princeton Global Management Inc., currently in liquidation, as the Company's share of its net residual assets. The amount to be paid by the receiver, however, is subject to change depending on the final size of the net residual assets of Princeton Global Management Inc.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” These securities were issued by various non-public companies. These securities are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

11. Investments in and transactions with affiliated companies

Summarized financial information for affiliated companies accounted for using the equity method, which is presented based on accounting principles generally accepted in the United States of America, is shown below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Current assets	¥45,644	¥52,801	$439,276
Non-current assets	33,560	32,767	272,604
Total assets	¥79,204	¥85,568	$711,880

Current liabilities	¥20,700	¥26,159	$217,629
Long-term liabilities	16,557	19,550	162,646
Minority interest	1,628	1,545	12,853
Shareholders’ equity	40,319	38,314	318,752

Total liabilities, minority interest and shareholders’ equity	¥79,204	¥85,568	$711,880
NIDEC’s share of shareholders’ equity	17,610	17,155	142,720
NIDEC’s investment in equity-method affiliates	¥28,084	¥27,482	$228,636

Number of affiliated companies at end of period	9	10

For the year ended March 31, 2002, NIDEC acquired additional ownership in Nidec-Shimpo Corporation, Nidec-Read Corporation, Nidec Tosok Corporation and certain other affiliated companies accounted for by the equity method. NIDEC’s ownership interests in these companies increased to over 50% and NIDEC’s consolidated financial statements include the accounts of these majority-owned subsidiaries from the acquisition dates. As a result, NIDEC’s carrying amount of investment in equity method affiliates decreased by ¥11,773 million.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2001	2002	2003	2003

Net revenue	¥136,109	¥130,643	¥86,258	$717,621
Gross profit	¥24,405	¥21,855	¥15,785	$131,323
Net income	¥6,401	¥3,319	¥3,225	$26,830
NIDEC’s share of net income	¥2,402	¥1,331	¥1,472	$12,246
Amortization/ adjustments	(2,313)	(3,748)	(6)	(50)

Equity income (loss)	¥89	¥(2,417)	¥1,466	$12,196

As of March 31, 2001, entities comprising a significant portion of NIDEC’s investment in affiliated companies include Nidec Copal Corporation (42.85%), Nidec Copal Electronics Corporation (40.08%) and Nidec Tosok Corporation (49.18%), Nidec-Shimpo Corporation (47.46%) and Nidec-Read Corporation (18.97%).

As of March 31, 2002, entities comprising a significant portion of NIDEC’s investment in affiliated companies include Nidec Copal Corporation (46.65%) and Nidec Copal Electronics Corporation (40.81%). Amortization/adjustments increased due to the increase in amortization of goodwill of additional investments in equity method affiliates acquired for the year ended March 31, 2001. The significant decrease in carrying amount of investment in equity method affiliates due to newly consolidated subsidiaries did not decrease amortization/adjustments substantially because the transactions were made in February 2002.

As of March 31, 2003, entities comprising a significant portion of NIDEC’s investment in affiliated companies include Nidec Copal Corporation (46.77%) and Nidec Copal Electronics Corporation (43.94%). Amortization/adjustments decreased because new accounting standards SFAS 142 was adopted and impairment was not recognized in the current period.

Nidec Copal Corporation and Nidec Copal Electronics accounted for using the equity method with carrying amounts of ¥26,203 million and ¥25,381 million ($211,156 thousand) at March 31, 2002 and 2003, respectively, were quoted on various established stock markets at an aggregate market capitalization of ¥36,973 million and ¥56,442 million ($469,567 thousand), respectively.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Trade notes and accounts receivable	¥1,894	¥1,247	$10,374
Trade notes and accounts payable	667	325	2,704

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2001	2002	2003	2003

Sales of products	¥1,798	¥2,745	¥714	$5,940
Purchases of goods	¥4,693	¥8,262	¥1,975	$16,431

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2001, 2002 and 2003 were ¥346 million, ¥583 million and ¥499 million ($4,151 thousand), respectively.

In August 1999, Nidec Copal Corporation issued unsecured 1.56% bonds, due August 2003, to the Company with detachable warrants. As of March 31, 2002 and 2003, the Company holds the ex-warrant bonds at cost in the amount of ¥497 million and ¥499 million ($4,151 thousand), respectively, included in “Investments in and advances to affiliated companies” in the consolidated balance sheets.

Loans receivable from affiliated companies accounted for by the equity method was ¥1,195 million and ¥1,070 million ($8,902 thousand) as of March 31, 2002 and 2003, respectively.

In September 2000, the Company entered into a management agreement with each of Nidec Copal Corporation and Nidec Copal Electronics Corporation, which are two of NIDEC’s equity method affiliates. Under these management agreements, Nidec Copal Corporation and Nidec Copal Electronics Corporation agreed that they would not enter into material transactions or take material actions without first consulting with the Company and obtaining prior approval. The matters subject to the Company’s prior approval include: election and dismissal of directors and corporate auditors; compensation to be paid to directors and corporate auditors; adoption or revision of important internal regulations; acquisition or disposition of material assets; adoption of basic policies with respect to the company’s business plan; compensation of employees; adoption of basic policies with respect to the company’s financing plan; and matters relating to the company’s trademarks. Under these agreements, the two affiliates are also obligated to make periodic reports to the Company on matters such as their transactions with financial institutions, management personnel

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

matters, and their annual, semi-annual and monthly statements of accounts. The Company has the right to send its observers to these companies’ monthly management meetings. These agreements do not have an express termination provision. In addition, NIDEC’s voting interest approximated 47% and 47% in Nidec Copal Corporation and 41% and 44 % in Nidec Copal Electronics Corporation at March 31, 2002 and 2003, respectively. NIDEC’s voting interests and the management agreements provide the Company with significant influence over Nidec Copal Corporation and Nidec Copal Electronics Corporation but do not provide the Company with legal majority control over matters that are put to their respective shareholder groups or Boards of Directors.

12. Other non-current assets:

Other non-current assets as of March 31, 2002 and 2003 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Goodwill	¥3,611	¥3,658	$30,433
Deferred tax assets	6,086	6,099	50,740
Other	1,957	1,778	14,792

	¥11,654	¥11,535	$95,965

“Other” primarily consists of other investments and other assets.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2002 and 2003consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Loans, principally from banks with average interest at March 31, 2002 of 1.358% per annum and at March 31, 2003 of 0.914% per annum, respectively	¥58,395	¥64,597	$537,413

At March 31, 2003, NIDEC had unused lines of credit amounting to ¥40,333 million ($335,549 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Long-term debt at March 31, 2002 and 2003 comprises the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Secured loans, representing obligations principally to banks and insurance companies, due 2003 to 2006 in 2002 and 2004 to 2005 in 2003 with interest ranging from 1.90% to 3.65% per annum in 2002 and from 3.25% to 3.65% per annum in 2003	¥2,851	¥950	$7,903
Unsecured loans, representing principally to banks, due 2003 to 2021 in 2002 and 2004 to 2021 in 2003 with interest ranging from 0.00% to 4.70% per annum in 2002 and from 0.00% to 4.70% per annum in 2003	6,778	7,502	62,412
Unsecured 1.0% convertible bonds, due 2003, convertible currently at ¥1,862.10 ($15) for one common share, redeemable before due date	345	329	2,737
Unsecured 0.8% convertible bonds, due 2006, convertible currently at ¥6,842 ($57) for one common share, redeemable before due date	9,280	9,279	77,196
Unsecured 0.5% convertible bonds, due 2004, convertible currently at ¥6,842 ($57) for one common share, redeemable before due date	4,699	4,698	39,085
Unsecured 0.125% convertible bonds, due 2003, was convertible at ¥6,842 ($57) for one common share, redeemable before due date	9,820	-	-
Unsecured 0.6% convertible bonds, due 2003, was convertible at ¥881.80 ($7) for one common share of Nidec Tosok Corporation, redeemable before due date	12	-	-
Long-term capital lease obligations, due 2003 to 2015 in 2002 and due 2004 to 2014 in 2003, with interest ranging from 1.6% to 16.0% per annum in 2002 and from 0.7% to 6.0% per annum in 2003	2,940	2,581	21,473

	¥36,725	¥25,339	$210,806
Less - Current portion due within one year	(15,365)	(8,951)	(74,467)

	¥21,360	¥16,388	$136,339

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions	U.S. dollars in thousands
2004	¥8,951	$74,467
2005	3,142	26,140
2006	10,839	90,174
2007	842	7,005
2008	1,111	9,243
2009 and thereafter	454	3,777

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

At March 31, 2003, property, plant and equipment, and securities with book value of ¥59 million ($491 thousand) and ¥1,352 million ($11,248 thousand), respectively, were mortgaged as collateral for borrowings from banks. Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

14. Other current liabilities:

Other current liabilities as of March 31, 2002 and 2003 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Accrued expenses	¥5,507	¥7,001	$58,245
Income taxes payable	3,842	869	7,230
Other	3,134	2,481	20,640

	¥12,483	¥10,351	$86,115

“Other” primarily consists of payable for property, plant and equipment, and other.

15. Pension and severance plans:

The Company and subsidiaries in Japan sponsor pension and retirement plans, which entitle employees, under most circumstances, to lump-sum indemnities or pension payments based on current rates of pay and length of service. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits upon involuntary retirement, including retirement at the mandatory retirement age. With respect to directors’ resignations, lump-sum severance indemnities are calculated by using a similar formula and are subject to approval of the shareholders.

Employees in Japan are members of contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the noncontributory pension plans. The pension benefits are determined based on years of service and the compensation amounts as stipulated in the aforementioned regulations, and are payable, at the option of the retiring employee, as a monthly pension payment or as a lump-sum payment. The contributions to the plans are funded with several financial institutions in accordance with applicable laws and regulations.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC adopted SFAS No. 87, “Employer’s Accounting for Pensions”, on April 1, 1999, due to the initial preparation of financial information in accordance with accounting principles generally accepted in the United States and the unavailability of actuarial data for previous periods. Upon adoption, the resulting transition obligation of ¥1,374 million is being amortized from April 1, 1989 over a period of 15 years. The amortization of the transition obligation for the period from April 1, 1989 to March 31, 1999 of ¥918 million has been recorded as an adjustment to beginning shareholders’ equity at April 1, 1999.

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Changing in benefit obligation:
Benefit obligation at beginning of year	¥8,845	¥13,024	$108,353
Service cost	550	649	5,399
Interest cost	244	307	2,554
Plan participants’ contributions	94	93	774
Actuarial loss	779	1,360	11,314
Past service cost	(836)	-	-
Acquisition and other	3,889	-	-
Foreign currency exchange rate changes	3	(10)	(83)
Benefits paid	(544)	(1,092)	(9,085)

	¥13,024	¥14,331	$119,226

Changing in plan assets:
Fair value of plan assets at beginning of year	3,638	4,323	35,965
Actual return on plan assets	(21)	(290)	(2,413)
Employer contribution	393	627	5,216
Acquisition and other	416	-	-
Plan participants’ contributions	94	93	774
Foreign currency exchange rate changes	2	(4)	(33)
Benefits paid	(199)	(612)	(5,092)

Fair value of plan assets at end of year	¥4,323	¥4,137	$34,417

Funded status	8,701	10,194	84,809
Unrecognized actuarial loss	(757)	(2,523)	(20,990)
Unrecognized net transition obligation	(183)	(78)	(649)
Unrecognized prior service cost	815	752	6,256

	¥8,576	¥8,345	$69,426

Amounts included in the consolidated balance sheets are comprised of:
Accrued pension and severance costs	¥8,576	¥9,426	$78,419
Accumulated other comprehensive income	-	(1,081)	(8,993)

Net amounts recognized	¥8,576	¥8,345	$69,426

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2001	2002	2003	2003

Weighted-average assumptions:
Discount rate	3.0%	2.0-2.7%	1.0-2.0%
Expected return on plan assets	3.5-4.5%	1.0-3.0%	1.0-2.0%
Rate of compensation increase	2.8%	1.5-3.9%	1.5-3.9%

Components of net periodic (benefit) cost:
Service cost	¥676	¥550	¥649	$5,399
Interest cost	202	244	307	2,554
Expected return on plan assets	(142)	(145)	(109)	(907)
Amortization of unrecognized net actuarial loss	(3)	-	8	67
Amortization of net transition obligation	91	91	91	757
Amortization of unrecognized prior service cost	16	(22)	(62)	(516)

Net periodic pension cost	¥840	¥718	¥884	$7,354

The Company and its Japanese subsidiaries represent substantially all of the pension obligation at March 31, 2001, 2002 and 2003. The weighted-average assumptions used for the discount rate and expected rate of return on plan assets used to determine the pension obligation for the Company and the Japanese subsidiaries were 3.0% and 3.5% to 4.5% for the year ended March 31, 2001, 2.0% to 2.7% and 1.0% to 3.0% for the year ended March 31, 2002, and 1.0% to 2.0% and 1.0% to 2.0% for the year ended March 31, 2003, respectively.

Unrecognized prior service cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

16. Shareholders’ equity:

On May 19, 2000, the Company completed a two-for-one stock split. The number of shares issued was 31,721,969 shares. There was no increase in the common stock account because the new shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. All per share amounts have been restated to reflect the retroactive effect of the stock split.

Conversions of convertible debt into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The Japanese Commercial Code provides that an amount equal to at least 10% of annual cash dividends and other distributions from retained earnings (including bonuses to Directors and Corporate Auditors) and an amount equal to 10% of interim dividends paid by the Company and its Japanese subsidiaries must be appropriated as a legal reserve. Before amendments to the Japanese Commercial Code that took effect on October 1, 2001, no further appropriation was required when the legal reserve reached 25% of stated capital. This reserve was not available for dividends under the Japanese Commercial Code but could be used to reduce a deficit or could be transferred to stated capital. Certain foreign subsidiaries were also required to appropriate their earnings to legal reserves under the laws of the respective countries. Legal reserve included in retained earnings as of March 31, 2001 was ¥1,060 million.

Due to the amendments to the Japanese Commercial Code that took effect on October 1, 2001, the appropriation of the legal reserve is now required until the sum of the legal reserve and the additional paid-in capital equals 25% of stated capital. As was the case prior to the amendments, the portion of the legal reserve and the additional paid-in capital is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. However, the portion of the legal reserve and the additional paid-in capital exceeding 25% of stated capital is available for dividends subject to approval at the shareholders’ ordinary general meeting. The additional paid-in capital currently exceeds 25% of stated capital and the legal reserve is available for dividends except with respect to certain foreign subsidiaries that are required to appropriate their earnings to legal reserves and are unavailable for dividends under the laws of the respective countries. Legal reserves included in retained earnings for such foreign subsidiaries as of March 31, 2002 and 2003 were ¥503 million and ¥679 million ($5,649 thousand), respectively.

The amounts of unrestricted consolidated retained earnings pursuant to accounting principles generally accepted in Japan were ¥33,479 million, ¥38,631 million and ¥43,603 million ($362,754 thousand) as of March 31, 2001, 2002 and 2003, respectively.

In accordance with customary practice in Japan, the appropriations are not accrued in financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2003 includes amounts representing final cash dividends of ¥953 million ($7,928 thousand), ¥15.0 ($0.1) per share, which will be approved at the shareholders’ meeting held on June 25, 2003.

Retained earnings at March 31, 2001, 2002 and 2003 includes ¥5,991 million, ¥1,385 million and ¥2,332 million ($19,401 thousand) relating to equity in undistributed earnings of companies accounted for by the equity method.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Detailed components of accumulated other comprehensive income at March 31, 2001, 2002 and 2003 and the related changes, net of taxes, for the years ended March 31, 2001, 2002 and 2003 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2000	¥(5,342)	¥10	¥(30)	¥(5,362)
Other comprehensive income (loss)	1,485	744	(1)	2,228

Balance at March 31, 2001	(3,857)	754	(31)	(3,134)
Other comprehensive income (loss)	2,456	(428)	21	2,049

Balance at March 31, 2002	(1,401)	326	(10)	(1,085)
Other comprehensive income (loss)	(4,289)	(101)	(1,912)	(6,302)

Balance at March 31, 2003	¥(5,690)	¥225	¥(1,922)	¥(7,387)

	U.S. dollars in thousands
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2002	$(11,656)	$2,712	$(83)	$(9,027)
Other comprehensive income (loss)	(35,682)	(840)	(15,907)	(52,429)

Balance at March 31, 2003	$(47,338)	$1,872	$(15,990)	$(61,456)

The minimum pension liability adjustment shown in the above table relates to four consolidated subsidiaries.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2001:
Foreign currency translation adjustments	¥1,600	¥(115)	¥1,485
Unrealized gain (losses) on securities:
Unrealized holding gains (losses) arising during period	(1,498)	629	(869)
Less: reclassification adjustment primarily for other than temporary losses included in net income	2,900	(1,287)	1,613
Minimum pension liability adjustment	(2)	1	(1)

Other comprehensive income (loss)	¥3,000	¥(772)	¥2,228

For the year ended March 31, 2002:
Foreign currency translation adjustments	¥2,494	¥(38)	¥2,456
Unrealized gain (losses) on securities:
Unrealized holding gains (losses) arising during period	(1,959)	823	(1,136)
Less: reclassification adjustment primarily for other than temporary losses included in net income	1,400	(692)	708
Minimum pension liability adjustment	37	(16)	21

Other comprehensive income (loss)	¥1,972	¥77	¥2,049

For the year ended March 31, 2003:
Foreign currency translation adjustments	¥(4,175)	¥(114)	¥(4,289)
Unrealized gain (losses) on securities:
Unrealized holding gains (losses) arising during period	(1,762)	740	(1,022)
Less: reclassification adjustment primarily for other than temporary losses included in net income	1,583	(662)	921
Minimum pension liability adjustment	(3,528)	1,616	(1,912)

Other comprehensive income (loss)	¥(7,882)	¥1,580	¥(6,302)

	U.S. dollars in thousands
	Pre-tax amount	Tax expense	Net-of-tax amount
Foe the year ended March 31, 2003:
Foreign currency translation adjustments	$(34,734)	$(948)	$(35,682)
Unrealized gain (losses) on securities:
Unrealized holding gains (losses) arising during period	(14,659)	6,157	(8,502)
Less: reclassification adjustment primarily for other than temporary losses included in net income	13,170	(5,508)	7,662
Minimum pension liability adjustment	(29,351)	13,444	(15,907)

Other comprehensive income (loss)	$(65,574)	$13,145	$(52,429)

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

17. Stock-based compensation:

Nidec Tosok Corporation and Nidec-Simpo Corporation have a stock-based compensation plan as incentive plan for directors and selected employees, using bonds with detachable warrants.

Upon issuance of unsecured bonds with detachable warrants, each company has purchased all of the detachable warrants and distributed them to the directors and selected employees of each company. By exercising a warrant, directors and selected employees can purchase the common stock of each company, the number of which is calculated as ¥500,000 divided by the exercise price. The warrants generally vest ratably over a period of 9 months, and are generally exercisable up to 4 years from the date of grant.

The following tables summarize the information on the stock option plans for the year ended March 31, 2003

Nidec Tosok Corporation
	Number of options (shares)	Exercise price

Balance-March 31, 2002	600 (287,400)	¥1,042.60

Granted	0 (0)	¥1,042.60	$8.67
Exercised	0 (0)	1,042.60	8.67
Canceled	0 (0)	1,042.60	8.67

Balance-March 31, 2003	600 (287,400)	1,042.60	8.67

Contractual life 0.44 years	600 (287,400)	¥1,042.60	$8.67
Exercisable options (shares): March 31, 2003	600 (287,400)	¥1,042.60	$8.67

Nidec-Shimpo Corporation
	Number of options (shares)	Exercise price

Balance-March 31, 2002	480 (167,040)	¥1,434.70

Granted	0 (0)	¥1,434.70	$11.94
Exercised	0 (0)	1,434.70	11.94
Canceled	0 (0)	1,434.70	11.94

Balance-March 31, 2003	480 (167,040)	1,434.70	11.94

Contractual life 0.44 years	480 (167,040)	¥1,434.70	$11.94
Exercisable options (shares): March 31, 2003	480 (167,040)	¥1,434.70	$11.94

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

18. Gain from issuance and sales of investments in affiliated companies:

Nidec-Read Corporation, an affiliate which designs, develops, manufactures and markets PCB testing systems, LCD and PDP testing systems and automatic measurement/control systems, completed an initial public offering and issued one million shares of common stock to third parties at a price of ¥2,800 per share on August 4, 2000. For the year ended March 31, 2001, NIDEC recognized a pretax gain of ¥446 million because the price exceeded NIDEC’s carrying value per share. Deferred taxes have been provided on the gain. In connection with the offering of shares by Nidec-Read Corporation, on August 4, 2000, NIDEC sold 822,000 shares and recognized a pretax gain of ¥1,845 million.

19. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2001	2002	2003	2003

Income before income taxes:
The Company and domestic subsidiaries	¥5,477	¥2,920	¥2,069	$17,213
Foreign subsidiaries	9,661	8,557	8,842	73,561

	¥15,138	¥11,477	¥10,911	$90,774

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2001	2002	2003	2003

Current income tax expense:
The Company and domestic subsidiaries	¥2,799	¥4,975	¥1,629	$13,552
Foreign subsidiaries	487	144	775	6,448

Total current	¥3,286	¥5,119	¥2,404	$20,000

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	¥1,304	¥(2,840)	¥(1,082)	$(9,002)
Foreign subsidiaries	19	(117)	(269)	(2,238)

Total deferred	1,323	(2,957)	(1,351)	(11,240)

Total provision	¥4,609	¥2,162	¥1,053	$8,760

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The low effective tax rates of the Company and domestic subsidiaries are mainly due to net decrease in valuation allowance, amortization of goodwill and tax on undistributed earnings.

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% in 2001, 2002 and 2003. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31

	2001	2002	2003

Statutory tax rate	42.0%	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(22.8)	(32.8)	(32.2)
Tax on undistributed earnings	7.2	5.0	4.5
Other	4.0	4.6	(4.6)

Effective income tax rate	30.4%	18.8%	9.7%

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries in Thailand, Singapore and the Philippines. In Thailand, NIDEC received privileges under the promotional certificates issued in November 1990, November 1992, April 1995, August 1997, May 1999 and July 1999. Under these privileges, NIDEC received an exemption from corporate income tax for a period of three to seven years from the date of commencement of certain revenue-generating activities identified by the promotional certificate. In Singapore, NIDEC has been granted pioneer status for a period of ten years, commencing in April 1996. The pioneer status exempts NIDEC from income tax. In the Philippines, NIDEC received certain tax incentives in March 1997, which included an income tax holiday for six years.

“Other” for the year ended March 31, 2003 was lower compared to “Other” for the year ended March 31, 2002. This was mainly due to adjustments for prior year’s tax accruals related to reversal of deferred tax liabilities on loss on write-downs of investment securities.

On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax for companies, effective April 2004. As a result, the normal statutory corporate income tax rate in Japan will be decreased from 42% to approximately 41% from April 2004.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2002	2003	2003
Deferred tax assets:
Inventories	¥1,056	¥566	$4,709
Marketable securities	1,592	635	5,283
Property, plant and equipment	3,521	3,545	29,493
Accrued bonus	520	653	5,433
Accrued enterprise tax	437	(6)	(50)
Pension and severance plans	3,689	3,778	31,431
Operating loss carryforwards for tax purpose	2,848	345	2,870
Foreign tax credit	843	1,953	16,248
Other	1,202	1,325	11,023

Gross deferred tax assets	15,708	12,794	106,440
Less - Valuation allowance	(4,319)	(1,842)	(15,325)

Net deferred tax assets	11,389	10,952	91,115

Deferred tax liabilities:
Basis difference of acquired assets	(1,475)	(1,500)	(12,479)
Debt issuance cost	-	-	-
Undistributed earnings not permanently reinvested	(1,461)	(1,476)	(12,280)
Difference between financial and tax basis of investment in subsidiary	(805)	-	-
Other	(446)	1,087	9,043

Gross deferred tax liabilities	(4,187)	(1,889)	(15,716)

Net deferred tax assets	¥7,202	¥9,063	$75,399

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2003 amounted to approximately ¥4,641 million ($38,611 thousand) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire in year 2004 to 2009.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2001, 2002 and 2003 consist of the following:

	Yen in millions			U.S. dollars in thousands

	March 31			March 31,

	2001	2002	2003	2003

Valuation allowance at beginning of year	¥(1,349)	¥(3,929)	¥(4,319)	$(35,932)
Additions	(358)	(307)	-	-
Deductions	33	134	2,477	20,607
Impact of acquisition of companies	(2,255)	(217)	-	-

Valuation allowance at end of year	¥(3,929)	¥(4,319)	¥(1,842)	$(15,325)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in thousands
	March 31
			March 31,
	2002	2003	2003

Deferred tax assets:
Prepaid expenses and other current assets	¥2,054	¥3,133	$26,065
Other non-current assets	6,086	6,099	50,740
Deferred tax liabilities:
Other current liabilities	(13)	(2)	(17)
Other long-term liabilities	(925)	(167)	(1,389)

Net deferred tax assets	¥7,202	¥9,063	$75,399

Management of NIDEC intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥16,113 million ($134,052 thousand) as of March 31, 2003. NIDEC estimates an additional tax provision of ¥4,159 million ($34,601 thousand) would be required at such time if the full amount of these accumulated earnings became subject to Japanese taxes.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

20. Reconciliation of the differences between basic and diluted net income per share:

Basic and diluted earnings per share as well as the number of shares in the following table retroactively reflect the effect of the two-for-one stock split that became effective on May 19, 2000.

Reconciliation of the differences between basic and diluted income per share for the years ended March 31, 2001, 2002, and 2003 is as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2001:
Basic net income per share
Net income available to common shareholders	¥10,711	63,484	¥168.72

Effect of dilutive securities
Convertible bonds	41	3,746

Diluted net income per share
Net income for computation	¥10,752	67,230	¥159.92

For the year ended March 31, 2002:
Basic net income per share
Net income available to common shareholders	¥6,580	63,555	¥103.53
Effect of dilutive securities
Convertible bonds	65	3,673

Diluted net income per share
Net income for computation	¥6,645	67,228	¥98.85

For the year ended March 31, 2003:
Basic net income per share
Net income available to common shareholders	¥10,680	63,565	¥168.01	$1.40

Effect of dilutive securities
Convertible bonds	64	3,658

Diluted net income per share
Net income for computation	¥10,744	67,223	¥159.82	$1.33

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

21. Financial instruments

NIDEC manages the exposure of its financial assets and liabilities to interest rate and foreign exchange rate movements through the use of derivative financial instruments which include foreign exchange forward contracts, foreign currency option agreements, interest rate swap agreements and interest rate cap agreements. These financial instruments are executed with creditworthy financial institutions, and substantially all foreign currency contracts are denominated in U.S. dollars. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations and elements of credit risk in the event that the counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, NIDEC's risk is limited to the fair value of the instrument. Although NIDEC may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to NIDEC's financial instruments represent, in general, international financial institutions. Additionally, NIDEC does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, NIDEC believes that the overall credit risk related to its financial instruments is insignificant.

The estimated fair values of NIDEC's financial instruments are summarized as follows:

	Yen in millions
	March 31, 2002
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥38,495	¥38,495
Short-term investments	75	75
Short-term loan receivable	1,200	1,200
Marketable securities	5,857	5,857
Long-term loan receivable	183	189
Short-term borrowings	(58,395)	(58,395)
Long-term debt including the current portion and excluding capital lease obligation	(33,785)	(42,344)
Foreign exchange forward contracts	(8)	(8)
Interest cap agreements	0	0

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	March 31, 2003		March 31, 2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥33,039	¥33,039	$274,867	$274,867
Short-term investments	74	74	616	616
Short-term loan receivable	1,075	1,075	8,943	8,943
Marketable securities	4,569	4,569	38,012	38,012
Long-term loan receivable	271	275	2,255	2,288
Short-term borrowings	(64,597)	(64,597)	(537,413)	(537,413)
Long-term debt including the current portion and excluding capital lease obligation	(22,758)	(25,477)	(189,333)	(211,955)
Foreign exchange forward contracts	14	14	116	116

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments and short-term loans receivable: In the normal course of business, substantially all cash and cash equivalents, time deposits and short-term loans receivable are highly liquid and are carried at amounts that approximate fair value.

Marketable securities: The fair value of marketable securities was based on quoted market prices.

Long-term loan: The fair value of long-term loans was estimated by discounting expected future cash flows.

Short-term borrowings: The fair value of short-term borrowings was estimated based on the discounted present value of future cash flows using NIDEC's current incremental borrowing rates for similar liabilities as the discount rate. The fair value of short-term borrowings is therefore approximately the same as the carrying amount.

Long-term debt: The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC's current incremental borrowing rates for similar liabilities.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Derivative financial instruments

Foreign currency option agreements are zero-cost option agreements which consist of purchased call options, purchased put options and written put options to exchange Japanese yen for U.S. dollars with knock-in and knock-out provisions. The knock-in rate is the rate of ¥96.80 against the U.S. dollar and the knock-out rate is the rate of ¥119.50 against the U.S. dollar. Changes in fair values are calculated based on the Black-Scholes model and are recognized as “Gain (loss) on derivative instruments, net” in the consolidated statement of income. Gains from foreign currency option agreements were ¥3,327 million for the year ended March 31, 2001. In January 2001, all those agreements were terminated since the exchange rate hit the knock-out condition. No such agreements exist at March 31, 2002 and 2003.

Changes in the estimated fair value of foreign exchange forward contracts, determined by reference to the discounted present value of net cash flows, are recognized as “Gain (loss) on derivative instruments, net” in the consolidated statement of income. Gains from foreign exchange forward contracts were ¥8 million for the year ended March 31, 2001, losses from foreign exchange forward contracts were ¥8 million for the year ended March 31, 2002, and gains from foreign exchange forward contracts were ¥23 million ($191 thousand) for the year ended March 31, 2003. The contracted amounts outstanding at March 31, 2002 and 2003 were ¥483 million and ¥2,344 million ($19,501 thousand), respectively.

Interest rate swap and cap agreements, which mature from 2001 to 2003, were designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates on underlying debt instruments. Those interest rate swap and cap agreements matured at March 18, 2003. No such agreements exist at March 31, 2003.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

22. Related party transactions:

As of March 31, 2003, the president of the Company and a business entity indirectly owned by the president of the Company held 8.9 % and 7.3 % of the outstanding shares of the Company, respectively. During the year ended March 31, 2001, the Company bought marketable securities from the president for ¥140 million. The sales prices were consistent with third party bids. There were no significant related party transactions other than described in Note 11 for the year ended March 31, 2003.

23. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
Class of property	2002	2003	2003
Machinery and equipment	¥4,833	¥3,824	$31,814
Other leased assets	502	323	2,687
Less - Accumulated amortization	(3,369)	(2,450)	(20,383)

	¥1,966	¥1,697	$14,118

Amortization expenses under capital leases for the years ended March 31, 2001, 2002 and 2003 were ¥868 million, ¥709 million and ¥ 694 million ($5,774 thousand), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2003 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2004	¥716	$5,957
2005	503	4,185
2006	333	2,770
2007	260	2,163
2008	522	4,343
2009 and thereafter	475	3,952

Total minimum lease payments	2,809	23,370
Less - Amount representing interest	(228)	(1,897)

Present value of net minimum lease payments	2,581	21,473
Less - Current obligations	(659)	(5,483)

Long-term capital lease obligations	¥1,922	$15,990

Rental expenses under operating leases for the years ended March 31, 2001, 2002 and 2003 were ¥419 million, ¥473 million and ¥272 million ($2,263 thousand), respectively.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2003 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2004	¥192	$1,597
2005	122	1,015
2006	53	441
2007	33	274
2008	18	150
2009 and thereafter	516	4,293

Total minimum future rentals	¥934	$7,770

NIDEC is a lessor in operating leases for which a portion of the land, office and manufacturing facilities is leased over various terms. Rental revenues under operating leases for the years ended March 31, 2001, 2002 and 2003 were ¥81 million, ¥41 million and ¥30 million ($250 thousand), respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable term at March 31, 2003 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2004	¥31	$258
2005	24	200
2006	24	200
2007	20	166
2008	6	50
2009 and thereafter	6	50

Total minimum future rentals	¥111	$924

In September1999, Nidec agreed to guarantee a debt facility for the East Pacific Funding Corporation, a special purpose entity, totaling ¥1,200 million. The East Pacific Funding Corporation purchased land and buildings from Nidec Tosok Corporation as part of a sale-leaseback arrangement. The transaction was accounted for by us as a financing arrangement, with the sale proceeds recorded as a liability and the land and buildings recorded as assets.

In September 2002, Nidec was released from the guarantee of the debt facility for the East Pacific Funding Corporation totaling ¥1,200 million since Nidec bought the beneficial right of land and buildings from the East Pacific Funding Corporation. Thereafter Nidec lends the land and buildings to Nidec Tosok Corporation and is depreciating the land and buildings over their useful lives.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment and other assets approximated ¥6,159 million ($51,240 thousand).

Contingencies -

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥150 million ($1,248 thousand) at March 31, 2003. These contingent liabilities primarily relate to the Companies’ guarantee of affiliated companies’ borrowings from banks. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subconstractor of Nidec Tosok Corporation, totaling ¥120 million ($998 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The Company received notice from Matsushita Electric Industrial Co., Ltd. (“Matsushita”) claiming that small precision brushless DC motors manufactured by the Company infringe one of Matsushita’s patents relating to neodymium magnets and have not been able to resolve this matter through negotiation. Accordingly, the Company filed a motion with the Japanese Patent Office on November 16, 2001 seeking a declaratory judgment that the patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art. It is likely that Matsushita will counter by filing a patent infringement action against the Company in district court. If the Japanese Patent Office were to conclude that the patent is valid and the Company were to lose on appeal in subsequent judicial proceedings, it is possible that the Company’s small precision brushless DC motors will be found to infringe the patent. In that event, Matsushita could demand damages for past infringement as well as a reasonable royalty for a license to continue manufacturing small precision brushless DC motors under the patent, all of which could have an adverse effect on NIDEC’s financial condition and results of operations. However, the Company does not believe that Matsushita’s claim is meritorious and, if a suit is filed, the Company will defend itself vigorously on the ground of non-infringement, invalidity of the patent and inequitable conduct.

NIDEC is subject to other legal proceedings and claims that arise in the ordinary course of business. While it is not possible to predict the ultimate outcome of the matters discussed above, in the opinion of NIDEC’s management, the amount of any ultimate liability with respect to these actions will not materially affect NIDEC’s business, consolidated financial statements or results of operations.

Concentration of risk -

Revenue from spindle motors sold to manufacturers of computer hard disk drives, account for 71%, 74%, and 66% of total revenue for the years ended March 31, 2001, 2002, and 2003, respectively. The volatility of the market for disk drives and for NIDEC’s product could affect NIDEC’s future operating results and cause actual results to vary materially from historical results. As is typical on the disk drive industry, NIDEC must utilize leading edge components for its new generation of products, which are supplied to a limited number of customers. Sales to NIDEC’s six largest customers represented approximately 49%, 49%, and 41% of consolidated net sales for the years ended March 31, 2001, 2002, and 2003, respectively. Sales to NIDEC’s largest customer were approximately 13%, 16%, and 16% of consolidated net sales for the years ended March 31, 2001, 2002 and 2003, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2002, the customers with the six highest outstanding accounts receivable balances totaled ¥18,458 million, or 40% of the gross accounts receivable, compared to ¥19,718 million ($164,043 thousand), or 39% of gross accounts receivable, at March 31, 2003. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

25. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2001, 2002 and 2003:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥80,614	¥93,748	¥97,717	$812,953
Other small precision brushless DC motors	17,901	21,657	25,583	212,837
Small precision brush DC motors	3,327	2,539	3,280	27,288
Brushless DC fans	21,083	24,523	27,395	227,912

Sub-total	122,925	142,467	153,975	1,280,990
Mid-size motors	24,183	36,252	37,479	311,805
Machinery and power supplies	13,690	7,693	22,555	187,646
Others	11,912	6,920	17,827	148,311

Consolidated total	¥172,710	¥193,332	¥231,836	$1,928,752

The “Hard disk drive spindle motors” group of products consists of ball bearing hard disk drive spindle motors, including those for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives.  It also includes fluid dynamic bearing hard disk drive spindle motors for 3.5-inch, 2.5-inch and 1.8-inch hard disk drives for the years ended March 31, 2002 and 2003.

The “Other small precision brushless DC motors” group of products consists of brushless motors for many types of products, including CD-ROM and CD-read / write drives, DVD players, high-capacity floppy disk drives, copiers, printers and fax machines.

The “Small precision brush DC motors” group of products consists of brush DC motors for many types of products, including DVD players, CD-ROM and home video game consoles.

The “Brushless DC fans” group of products consists of brushless fans, which are used in many types of products, including computers and game machines for the purpose of lowering the temperature of central processing units in these products.

The “Mid-size motors” group of products consists of motors for automobiles, motors for industrial use, motors for home appliances and servomotors for OA equipment.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The “Machinery and power supplies” group of products consists of semiconductor production equipment (e.g., die bonders, board testers), high-speed press machines, measuring machines, power transmission equipment, FA systems and power supplies.

“Others” consists of auto parts, pivot assemblies, encoders and other services.

Geographic information –

Revenue from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2001, 2002 and 2003, and long-lived assets for the years ended March 31, 2002 and 2003 are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Sales and operating revenue:
Japan	¥80,504	¥97,602	¥126,904	$1,055,774
U.S.A.	9,998	7,487	7,006	58,286
Singapore	36,558	48,114	46,706	388,569
Thailand	15,160	17,112	23,333	194,118
The Philippines	13,305	5,220	3,607	30,008
Other	17,185	17,797	24,280	201,997

Consolidated total	¥172,710	¥193,332	¥231,836	$1,928,752

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2002	2003	2003
Long-lived assets:
Japan	¥36,814	¥42,033	$349,692
U.S.A.	1,278	931	7,745
Singapore	1,417	1,617	13,453
Thailand	18,133	16,903	140,624
The Philippines	12,632	11,313	94,118
Other	15,142	17,912	149,018

Consolidated total	¥85,416	¥90,709	$754,650

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

 (2) Operating segment information:

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NCD, NSBC and NTSC were identified as reportable segments in the current period. Segment information for the years ended March 31, 2001 and 2002 has been restated to conform to the current presentation.

NIDEC has nine reportable segments, NCJ, NCS, NET, NCF, NCA, NPMC, NCD, NSBC and NTSC which have been identified based on differences in legal entities with responsible managers.

The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drive motors and DC motors.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, which primarily produces and sells hard disk drive motors.

The NCF segment comprises Nidec Philippines Corporation, a subsidiary in The Philippines, which primarily produces and sells hard disk drive motors.

The NCA segment comprises Nidec America Corporation, a subsidiary in U.S.A., which primarily produces and sells power supplies and fans.

The NPMC segment comprises Nidec Power Motor Corporation, a subsidiary in Japan, which primarily produces and sells AC motors. NPMC was acquired in March 2000 and has been a new reportable segment since April 1, 2000.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NPMC, NSBC and NTSC’s operating profit or loss is determined using Japanese GAAP, NCS applies Singaporean accounting principles, NET applies Thai accounting principles, NCF applies Philippine accounting principles, NCA applies U.S. GAAP and NCD applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for management’s purposes.

The following tables show revenues from external customers and other financial information by operating segment for the years ended March 31, 2001, 2002 and 2003:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Revenue from external customers:
NCJ	¥49,721	¥63,205	¥65,248	$542,829
NCS	36,621	48,115	46,708	388,586
NET	15,154	14,787	20,484	170,416
NCF	7,481	5,220	3,602	29,967
NCA	9,998	7,487	6,075	50,541
NPMC	11,446	9,345	9,116	75,840
NCD	0	17	48	399
NSBC	10,310	16,192	15,138	125,940
NTSC	-	1,615	18,933	157,512
All others	29,464	26,333	46,078	383,344

Total	170,195	192,316	231,430	1,925,374
U.S. GAAP adjustments *1	2,653	1,066	517	4,301
Others	(138)	(50)	(111)	(923)

Consolidated total	¥172,710	¥193,332	¥231,836	$1,928,752

*1 Recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC had sales to one customer of ¥22,987 million, ¥31,809 million and ¥36,240 million ($301,498 thousand) within the NCJ, NCS and NCA segments for the years ended March 31, 2001, 2002 and 2003, respectively, and to another customer of ¥18,784 million within the NCJ, NCA and “All Others” segments for the years ended March 31, 2001 that exceeded 10% of NIDEC’s net sales.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Revenue from other operating segments:
NCJ	¥49,884	¥61,679	¥63,916	$531,747
NCS	3,474	3,254	3,851	32,038
NET	19,876	23,109	21,256	176,839
NCF	17,516	19,816	18,838	156,722
NCA	968	539	1,398	11,631
NPMC	1	31	93	774
NCD	18,083	24,070	27,523	228,977
NSBC	1,342	2,479	2,966	24,675
NTSC	-	139	565	4,700
All Others	21,797	41,230	56,471	469,809

Total	132,941	176,346	196,877	1,637,912
Intersegment elimination	(132,941)	(176,346)	(196,877)	(1,637,912)

Consolidated total	¥0	¥0	¥0	$0

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Segment profit or loss:
NCJ	¥867	¥4,101	¥3,521	$29,293
NCS	1,447	1,963	2,020	16,805
NET	3,952	1,578	3,179	26,447
NCF	2,899	2,485	1,212	10,083
NCA	254	(680)	165	1,373
NPMC	(124)	187	488	4,060
NCD	369	1,778	3,001	24,967
NSBC	422	279	(134)	(1,115)
NTSC	-	90	689	5,732
All Others	1,663	3,198	4,450	37,022

Total	11,749	14,979	18,591	154,667

Main components of U.S. GAAP adjustments:
Pension and severance costs	(351)	(46)	253	2,105
Lease	(97)	50	115	957
Directors’ bonus	(68)	(70)	(112)	(932)
Consolidation adjustments mainly related to elimination of intersegment profits	(1,018)	(1,725)	(156)	(1,298)
Reclassification *1	(183)	(3,190)	(2,306)	(19,184)
Others *2	31	474	19	158

	¥10,063	¥10,472	¥16,404	$136,473

*1 Loss on disposal of fixed assets and some other items are reclassified from other expenses and included in operating expenses.

*2 Others include other U.S. GAAP adjustments such as depreciation of fixed assets and provision for compensated absence.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Interest revenue:
NCJ	¥740	¥279	¥143	$1,190
NCS	117	132	102	849
NET	38	6	2	17
NCF	75	48	32	266
NCA	1	1	0	0
NPMC	28	21	4	33
NCD	7	0	4	33
NSBC	6	5	0	0
NTSC	-	0	4	33
All Others	68	51	47	391

Total	1,080	543	338	2,812
Intersegment elimination	(277)	(18)	(37)	(308)

Consolidated total	¥803	¥525	¥301	$2,504

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Interest expense:
NCJ	¥923	¥617	¥311	$2,587
NCS	-	-	0	0
NET	9	65	114	948
NCF	176	125	120	998
NCA	44	27	8	67
NPMC	87	56	29	241
NCD	96	56	13	108
NSBC	94	63	58	483
NTSC	-	2	17	141
All Others	153	201	237	1,972

Total	1,582	1,212	907	7,545
Intersegment elimination	(244)	(45)	(17)	(141)

Consolidated total	¥1,338	¥1,167	¥890	$7,404

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Depreciation *1:
NCJ	¥1,689	¥1,669	¥1,295	$10,774
NCS	592	627	590	4,909
NET	1,268	1,790	2,803	23,319
NCF	946	1,349	1,734	14,426
NCA	181	193	138	1,148
NPMC	279	63	26	216
NCD	531	599	1,050	8,736
NSBC	307	175	117	973
NTSC	-	26	677	5,632
All Others	1,073	2,287	3,991	33,203

Total	6,866	8,778	12,421	103,336
U.S. GAAP adjustments *2	868	708	694	5,774
Reconciliation	(118)	(398)	(253)	(2,105)

Consolidated total	¥7,616	¥9,088	¥12,862	$107,005

*1 Amortization expense is not included in the measure of segment profit or loss reviewed by the chief operating decision maker.

*2 Leased properties are not capitalized in the operating segment but are capitalized under U.S. GAAP.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2001	2002	2003	2003
Income tax expenses and benefit:
NCJ	¥2,656	¥1,816	¥1,323	$11,007
NCS	106	28	85	707
NET	131	(82)	(174)	(1,447)
NCF	7	12	17	141
NCA	91	(294)	(283)	(2,354)
NPMC	7	(88)	(224)	(1,864)
NCD	0	0	226	1,880
NSBC	1	22	198	1,647
NTSC	-	(52)	38	316
All Others	578	982	1,294	10,765

Total	3,577	2,344	2,500	20,798
Consolidated adjustments	1,032	(182)	(1,447)	(12,038)

Consolidated total	¥4,609	¥2,162	¥1,053	$8,760

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2002	2003	2003
Segment assets:
NCJ	¥165,253	¥168,872	$1,404,925
NCS	21,559	19,016	158,203
NET	21,949	21,875	181,988
NCF	17,348	15,345	127,662
NCA	4,093	3,125	25,998
NPMC	6,582	7,001	58,245
NCD	12,197	11,980	99,667
NSBC	15,566	15,970	132,862
NTSC	17,653	17,847	148,478
All Others	77,448	81,042	674,226

Total	¥359,648	¥362,073	3,012,254
U.S. GAAP adjustments:
Lease	1,966	1,696	14,110
Property, plant and equipment	(2,284)	(2,114)	(17,587)
Deferred tax assets	2,942	2,508	20,865
Others	783	673	5,599

Sub-total	3,407	2,763	22,987
Elimination of intersegment assets	(103,688)	(105,374)	(876,656)
Goodwill	3,611	3,658	30,433
To adjust affiliate from cost to equity method *1	(5,259)	(6,121)	(50,923)
Others	192	933	7,762

Consolidated total	¥257,911	¥257,932	$2,145,857

*1 The costs of investments in equity method investees were included in the segments and the adjustments under the equity method were included in the reconciliation.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2002	2003	2003
Expenditure for segment assets:
NCJ	¥534	¥100	$832
NCS	20	1,527	12,704
NET	5,506	4,399	36,597
NCF	3,596	1,981	16,481
NCA	113	50	416
NPMC	180	0	0
NCD	536	638	5,308
NSBC	311	419	3,486
NTSC	10	908	7,554
All Others	6,510	6,477	53,885

Total	17,316	16,499	137,263
Reconciliation *1	1,954	5,216	43,394

Consolidated total	¥19,270	¥21,715	$180,657

*1 The amounts of expenditure for segment assets were on an accrual basis while the amounts of consolidated total were on a cash basis.

NIDEC did not have significant non-cash items other than depreciation in reported profit.  Equity in earnings of affiliates were not allocated to the segments in the financial information report available and are not regularly reviewed by NIDEC’s chief operating decision maker. Intersegment sales were made at prices that approximate current market value.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

26. Subsequent events

Subsequent to March 31, 2003, the Company’s Board of Directors declared a cash dividend of ¥953 million ($7,928 thousand) payable on June 26, 2003 to stockholders of record on March 31, 2003.

On May 14, 2003, the Company’s Board of Directors decided to grant stock options to directors, corporate auditors and certain employees. Under the plan, the number of shares to be issued upon exercise of the options is limited to 298,500 shares of the Company’s common stock, the options are exercisable under certain conditions for the period between July 1, 2004 and June 30, 2007 inclusive. The exercise prices are determined as ¥7,350 ($61) per share of common stock . On May 14, 2003, the Company’s Board of Directors decided to grant the Company the right to purchase its common stock up to 1,000,000 shares at the amount of ¥10,000 million ($83,195 thousand) or less.

These three decisions are subject to approval by the shareholders at the annual general meeting of shareholders to be held on June 25, 2003.

On April 1, 2003, Nidec’s consolidated subsidiary, Nidec Tosok Corporation adopted defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law. As a result, NIDEC estimates approximately ¥107 million ($890 thousand) gain for the year ended March 31, 2004. Actual result may differ from these estimates.

In March 2003, the FASB issued EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF Issue No. 03-2 provides guidance on when and how to account for arrangements that involve the separation and transfer of the substitutional portion to the government. On April 15, 2003, an affiliated company, Nidec Copal Corporation decided to exempt the obligation for benefits related to future employee service which cover a portion of the governmental welfare pension program, which are pursuant to the Japanese Welfare Pension Insurance Law. NIDEC estimates the amount of the impact at approximately ¥669 million ($5,566 thousand) gain for the year ended March 31, 2004. Actual result may differ from these estimates.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

27. Quarterly Financial Data for the year ended March 31, 2003: (Unaudited)

		Yen in millions
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	Net sales	¥58,819	¥56,517	¥59,430	¥57,070	¥231,836
	Operating expenses:
	Cost of products sold	47,486	46,235	47,950	45,635	187,306
	Selling, general and administrative expenses	4,870	5,167	4,673	6,592	21,302
	Research and development expenses	1,726	1,639	1,694	1,765	6,824

		54,082	53,041	54,317	53,992	215,432

	Operating income	4,737	3,476	5,113	3,078	16,404
	Other income (expense):
	Interest and dividend income	131	78	80	75	364
	Interest expense	(267)	(231)	(220)	(172)	(890)
	Foreign exchange gain (loss), net	(3,434)	357	(510)	76	(3,511)
	Loss on marketable securities, net	(38)	(18)	(560)	(967)	(1,583)
	Other, net	297	173	(170)	(173)	127

		(3,311)	359	(1,380)	(1,161)	(5,493)

	Income before provision for income taxes	1,426	3,835	3,733	1,917	10,911
	Provision fro income (losses) taxes	(226)	(298)	(1,187)	658	(1,053)

	Income before minority interest and equity in earnings of affiliated companies	1,200	3,537	2,546	2,575	9,858
	Minority interest in income of consolidated subsidiaries	37	288	224	95	644
	Equity in net losses of affiliated companies	(214)	(386)	(411)	(455)	(1,466)

	Net income	¥1,377	¥3,635	¥2,733	¥2,935	¥10,680

	Per share data:	Yen in millions
Net income	－ basic	¥21.67	¥57.18	¥42.99	¥46.18	¥168.01
	－ diluted	¥20.73	¥54.29	¥40.89	¥43.90	¥159.82
	Cash dividends	¥10.00	¥0.00	¥10.00	¥0.00	¥20.00

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

		U.S. dollars in thousands
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	Net sales	$489,343	$470,191	$494,426	$474,792	$1,928,752
	Operating expenses:
	Cost of products sold	395,058	384,651	398,919	379,658	1,558,286
	Selling, general and administrative expenses	40,516	42,987	38,877	54,841	177,221
	Research and development expenses	14,360	13,635	14,093	14,684	56,772

		449,934	441,273	451,889	449,183	1,792,279

	Operating income	39,409	28,918	42,537	25,609	136,473
	Other income (expense):
	Interest and dividend income	1,090	649	666	623	3,028
	Interest expense	(2,221)	(1,922)	(1,830)	(1,431)	(7,404)
	Foreign exchange gain (loss), net	(28,569)	2,970	(4,243)	633	(29,209)
	Loss on marketable securities, net	(316)	(150)	(4,659)	(8,045)	(13,170)
	Other, net	2,471	1,440	(1,414)	(1,441)	1,056

		(27,545)	2,987	(11,480)	(9,661)	(45,699)

	Income before provision for income taxes	11,864	31,905	31,057	15,948	90,774
	Provision fro income (losses) taxes	(1,880)	(2,479)	(9,875)	5,474	(8,760)

	Income before minority interest and equity in earnings of affiliated companies	9,984	29,426	21,182	21,422	82,014
	Minority interest in income of consolidated subsidiaries	308	2,396	1,864	790	5,358
	Equity in net losses of affiliated companies	(1,780)	(3,211)	(3,419)	(3,786)	(12,196)

	Net income	$11,456	$30,241	$22,737	$24,418	$88,852

	Per share data:	U.S. dollars
Net income	－ basic	$0.18	$0.48	$0.36	$0.38	$1.40
	－ diluted	$0.17	$0.45	$0.34	$0.37	$1.33
	Cash dividends	$0.08	$0.00	$0.08	$0.00	$0.16

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

Index to Consolidated Financial Statements and Information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIDEC CORPORATION

By /s/ Shigenobu Nagamori
Name:  Shigenobu Nagamori
Title:    President, Chief Executive Officer and
           Representative Director

Date:  July 4, 2003

Index to Consolidated Financial Statements and Information.

CERTIFICATION

I, Shigenobu Nagamori, certify that:

1.

I have reviewed this annual report on Form 20-F of Nidec Corporation.

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 4, 2003

  /s/ Shigenobu Nagamori
Name:  Shigenobu Nagamori
Title:    President, Chief Executive Officer and
           Representative Director

Index to Consolidated Financial Statements and Information.

CERTIFICATION

I, Yasunobu Toriyama, certify that:

1.

I have reviewed this annual report on Form 20-F of Nidec Corporation.

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 4, 2003

  /s/ Yasunobu Toriyama
Name:  Yasunobu Toriyama
Title:    Executive Vice President, Chief
            Financial and Accounting Officer and Director

Index to Consolidated Financial Statements and Information.

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation)
1.2	Share Handling Regulations of Nidec Corporation (English translation)
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)
2.1	Specimen common stock certificates of Nidec Corporation (English translation)*
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

8.1	Subsidiaries of Nidec Corporation
12.1	Share Exchange Agreement between Nidec Corporation and Nidec-Shimpo Corporation, dated April 25, 2003

*     Incorporated by reference to Nidec’s  annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

**   Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.