Form 20-F
NIDEC CORP
filed 2004-07-26
CIK 1158967

Index to Consolidated Financial Statements and Information.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

As of March 31,  2004, 65,003,538 shares of common stock were outstanding, including 1,158,400 shares represented by 4,633,600 American Depositary Shares .

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

Item 17  ☐   Item 18☒

*

Not for trading, but only in connection with the listing of the American Depositary Shares, each representing one-fourth of one share of Common Stock.

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

Index to Consolidated Financial Statements and Information.

Item 3. Key Information.

A. Selected Financial Data.

The following tables include selected historical financial data as at and for the years ended March 31, 2000 through 2004. The data for the years ended March 31, 2000 through 2004 in the first table is derived from our audited consolidated financial statements prepared in accordance with the U.S. GAAP. The data for the years ended March 31, 2000 through 2004 in the second table is derived from our audited consolidated financial statement prepared in accordance with Japanese GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

U.S. GAAP Selected Financial Data

	Year ended March 31,
	2000	2001	2002	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥ 137,643	¥ 172,710	¥ 193,332	¥ 231,836	¥ 277,497	$ 2,625,575
Cost of products sold	109,936	144,594	159,442	187,306	218,189	2,064,424
Selling, general and administrative expenses	9,675	12,810	17,691	21,302	28,542	270,054
Operating income	13,590	10,063	10,472	16,404	22,015	208,298
Income before provision for income taxes (1)	7,058	15,138	11,477	10,911	19,639	185,817
Net income	3,707	10,711	6,580	10,680	16,089	152,228
Balance sheet data (period end):
Total assets	¥ 158,045	¥ 216,999	¥ 257,911	¥ 257,932	¥ 443,886	$ 4,199,886
Short-term borrowings	14,179	43,937	58,395	64,597	86,636	819,718
Current portion of long-term debt	2,846	3,839	15,365	8,951	2,653	25,102
Long-term debt	29,518	30,888	21,360	16,388	45,025	883,887
Total shareholders’ equity	66,389	78,575	85,475	88,557	110,046	1,041,215
Common stock	26,358	26,455	26,469	26,485	28,995	274,340
Number of shares outstanding	31,721,969	63,549,008	63,563,653	63,574,729	65,017,898	65,017,898
Per share data:
Net income per share-basic (2)	¥ 58.59	¥ 168.72	¥ 103.53	¥ 168.01	¥ 251.14	$ 2.38
Net income per share-diluted (2)	55.57	159.92	98.85	159.82	241.53	2.29
Cash dividends declared per share	15.00	15.00	27.50	20.00	30.00	0.28

Notes:

(1) Under U.S. GAAP, income before provision for income taxes does not include equity in net income/losses of affiliated companies.

(2) Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec). All per share amounts have been restated to reflect the retroactive effect of the 2 for 1 stock split that took effect on May 19, 2000. More detailed information regarding diluted shares outstanding is included in Note 19 in our consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

Japanese GAAP Selected Financial Data

	Year ended March 31,
	2000	2001	2002	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥ 138,505	¥ 249,238	¥ 281,069	¥ 298,641	¥ 329,003	$ 3,112,906
Cost of sales	110,849	204,410	229,433	238,851	256,879	2,430,495
Selling, general and administrative expenses	13,230	28,795	35,428	36,928	41,044	388,343
Operating income	14,425	16,033	16,206	22,861	31,078	294,049
Income before income taxes (1)	8,404	17,152	11,717	12,712	22,809	215,810
Net income	6,079	9,956	6,461	6,485	11,448	108,317
Balance sheet data (period end):
Total assets	¥ 161,309	¥ 305,677	¥ 299,013	¥ 305,318	¥ 433,706	$ 4,103,567
Short-term borrowings	13,650	57,341	59,428	65,496	86,944	822,632
Current portion of long-term debt	2,463	4,182	13,695	8,376	1,650	15,612
Long-term debt	28,724	30,061	19,326	14,466	42,282	400,057
Total shareholders’ equity	77,483	82,175	89,551	90,142	104,681	990,453
Common stock	26,358	26,454	26,468	26,485	28,994	274,331
Number of shares outstanding	31,721,969	63,549,008	63,563,653	63,574,729	65,017,898	65,017,898
Per share data:
Net income per share-basic (2)	¥ 192.18	¥ 163.65	¥ 101.67	¥ 100.08	¥ 176.20	$ 1.67
Net income per share-diluted (2)	180.37	154.86	97.09	95.66	169.74	1.61
Cash dividends declared per share	30	20	25	25	30	0.28

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

We had eighteen and one more consolidated companies under the Japanese GAAP than under the U.S. GAAP as of March 31, 2003 and 2004, respectively.

Over the years, such difference in the scope of consolidation has caused numeric and descriptive discrepancies between the information in our separate financial statements conforming to respective GAAPs. The most notable example was the financial results for Nidec Copal Corporation, Nidec Copal Electronics Corporation and their subsidiaries unreported in the U.S GAAP-based statements, despite their supposedly substantial impacts on Nidec's consolidated fiscal revenues.

In view of more comprehensible and accountable financial reporting, we decided to unify our accounting basis and chose the U.S GAAP as our single standards to comply with. In this context, we increased our stake in Nidec Copal Corporation, Nidec Copal Electronics Corporation and their subsidiaries to over fifty percent each in January and February 2004, making their financial results reportable under the U.S. GAAP.

Reflecting the timing of their consolidation, the descriptions of these companies' fiscal results in this annual report are limited to those for mainly February and March 2004. From the year ending March 31, 2005 onward, our consolidated financial reporting is reflecting the full-year results for these newly consolidated companies.

Index to Consolidated Financial Statements and Information.

We acquired approximately 40% share in Sankyo Seiki Mfg. Co., Ltd. in October 2003and increased our share to over 50% in February 2004. As a result, February and March results included in this annual report.

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥105.69 per $1.00 which was the approximate exchange rate in Japan on March 31, 2004.

	High	Low	Average	Period-end
Year ended March 31,
2000	¥124.45	¥101.53	¥110.02	¥102.73
2001	125.54	104.40	111.65	125.54
2002	134.77	115.89	125.05	132.70
2003	133.41	115.71	121.95	118.07
2004	120.55	104.18	113.07	104.18
Calendar period
January 2004	107.17	105.52	106.27	105.84
February 2004	109.59	105.36	106.71	109.26
March 2004	112.12	104.18	108.52	104.18
April 2004	110.37	103.70	107.66	110.37
May 2004	114.30	108.50	112.20	110.18
June 2004	111.27	107.10	109.58	109.43

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

As of July 21, 2004, the noon buying rate was ¥110.10 per $1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

Index to Consolidated Financial Statements and Information.

D. Risk Factors.

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. For the year ended March 31, 2002, sales to our largest customer, Seagate, were approximately 16% of total net sales and for the year ended March 31, 2003, sales to our largest customer, Seagate, were approximately 16% of total net sales. For the year ended March 31, 2004, sales to our largest customer, Seagate, were approximately 14% of total net sales. Sales to our six largest customers represented approximately 49%, 41% and 41% of our net sales for the years ended March 31, 2002, 2003 and 2004, respectively. The number of hard disk drive manufacturers is limited and, historically, orders from a limited number of these manufacturers accounted for a substantial portion of our revenues. For example, over 10% of our net sales of our hard disk drive spindle motors account for one customer, one customer and two customers during the years ended March 31, 2002, 2003 and 2004, respectively.

On January 6, 2003, storage technology businesses of Hitachi Ltd. and IBM were combined and Hitachi Global Storage Technologies was founded. The new company was the third largest manufacturer of hard disk drives in the world. As a result of this development, our customer base is being more highly concentrated.

Our customer base is also highly concentrated in our other product markets such as brushless DC motors, fans, machinery and other products. Our accounts receivable are likewise concentrated. At March 31, 2002 six customers represented ¥18.5 billion, or 40%, of the gross accounts receivable. At March 31, 2003, six customers represented ¥19.7 billion, or 39%, of our gross accounts receivable. At March 31, 2004, six customers represented ¥23.6 billion, or 24%, of our gross accounts receivable. As a result of customer concentration, our net sales could be significantly impacted in the event of:

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

Index to Consolidated Financial Statements and Information.

We depend on the computer industry, and our business may be adversely affected by a decline in the computer market

Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales depends on sales of computers and computer peripherals. Revenue from hard disk drive spindle motors accounted for 48.5%, 42.2% and 38.5% of our net sales for the years ended March 31, 2002, 2003 and 2004, respectively. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances, automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

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

The computer market grew substantially in the late 1990s and then experienced a significant downturn from which it is beginning to recover. The downturn was characterized by lower product demand and accelerated reduction of product prices. These conditions prompted restructuring of operations by hardware manufacturers, including makers of hard disk drives. For example, during 2001, Fujitsu stopped manufacturing hard disk drives for desktop computers to concentrate on the manufacturing of hard disk drives for servers and laptop computers. Our sales to Fujitsu, which represented 5.6%, 3.7% and 3.2% of our total net sales for the years ended March 31, 2002, 2003 and 2004, respectively, were comprised of various products including spindle motors for desktop computers, as well as spindle motors for use in non-desktop computers such as servers or notebook computers. The Fujitsu restructuring or similar moves by other manufacturers in the future could have a material negative impact on our results of operations if we are unable to increase spindle motor sales to other hard disk drive manufacturers or increase sales to Fujitsu of spindle motors for non-desktop use.

The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to one month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Our inventory was ¥19.6 billion at March 31, 2002, ¥17.0 billion at March 31, 2003 and ¥45.2 billion at March 31, 2004. The inventory at March 31, 2004 substantially increased due to an increase of consolidated subsidiaries such as Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand which could have a material adverse effect on our business, financial condition and results of operations.

Index to Consolidated Financial Statements and Information.

We are facing downward pricing pressure in our main product markets and this decline could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue in the future. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors rose by approximately 14% during the years ended March 31, 2002, but fell by approximately 8% and 9% during the years ended March 31, 2003 and 2004, respectively. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

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

We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations

Our major competitors in the area of hard disk drive spindle motors have increased their production capacity in recent periods, which has resulted in intensified competition and a reduction in prices. This trend of severe competition is likely to intensify as our competitors offer very competitive prices in order to grab larger market shares. It is also possible that ball bearing or other subcomponent manufacturers will try to enter the spindle motor market. In the area of mid-size motors for automobiles and household appliances, some of our competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than we do and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than we do.

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

Index to Consolidated Financial Statements and Information.

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

On October 1, 2003, we acquired approximately 40% share of Sankyo Seiki Mfg. Co., Ltd. in the form of capital alliance and subsequently increased our share through the additional purchase of their new shares and the purchase of their shares in the market. As of March 31, 2004, our ownership in Sankyo Seiki Mfg. Co., Ltd. accounted for 51.02% of their total outstanding shares issued.

Sankyo Seiki Mfg. Co., Ltd. is in the course of business reconstruction. Failure or delay in the recovery of the company could have an adverse effect on our business, financial condition and results of operations.

Our growth places strains on our managerial, operational and financial resources

Our future success depends on our ability to expand our organization in line with the growth of our business, including the integration of recently added subsidiaries within the Nidec group. However, our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our recent acquisitions and any further growth by us or our subsidiaries or affiliates or an increase in the number of our strategic relationships will continue to increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

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

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

Sales to customers outside Japan accounted for 68.8%, 64.4% and 61.0% of our consolidated net sales during the years ended March 31, 2002, 2003 and 2004, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen against the U.S. dollar will generally have a negative effect on our operating income and net income. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

Index to Consolidated Financial Statements and Information.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the thirteen operating segments that we report in our consolidated financial statements: Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation, Nidec Tosok Corporation, Nidec Taiwan Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. In addition, year-end closing adjustments and other items are not included in segmental totals. These aspects of our segment data could make it more difficult for us to evaluate the relative performance of individual segments and our overall operations in a timely manner, as compared with segment data compiled on a uniform U.S. GAAP basis.

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

•

potentially adverse taxes; and

•

negative impact of SARS.

Index to Consolidated Financial Statements and Information.

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

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well

As of March 31, 2004, there were 65,003,538 shares of our common stock issued and outstanding, including 11,706,942 shares beneficially owned by our President and CEO, Mr. Shigenobu Nagamori, representing 18.0% of the outstanding shares. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan. Additional sales of a substantial amount of our common stock in the public market, or the perception that sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions, and we may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

It may not be possible for investors to effect service of process within the United States upon us or our Directors or Corporate Auditors or to enforce against us or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our Directors and Corporate Auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgment obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Our Japanese counsel, Tokyo Aoyama Aoki Law Office, has advised us that there is doubt as to the enforceability in Japan, in original actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

Index to Consolidated Financial Statements and Information.

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

•

adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China; and

•

any negative impacts on our businesses from diseases spread widely in the countries where we have production plants such as SARS.

Index to Consolidated Financial Statements and Information.

Item 4.

Information on the Company.

A. History and Development of the Company.

Nidec is a joint stock corporation that was incorporated and registered under the Commercial Code of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha . Our corporate headquarter is at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our telephone number is 81-75-935-6140.  We currently operate through 88 subsidiaries located in 13 countries, and 7 affiliated companies located in 5 countries. As of March 31, 2004, we had 59,140 employees worldwide, 87.3% of which were employed outside Japan.

A major part of our growth strategy has involved the acquisition of and investment in other companies. During the fiscal year ended March 31, 2004, we included three companies: Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd., in our scope of consolidation under the U.S. GAAP by acquiring over 50% of their outstanding shares. Our share in Nidec Copal Corporation and Nidec Copal Electronics Corporation increased to approximately 51% in February 2004 and January 2004, respectively, from approximately 45% each as of March 31, 2003. Also in February 2004, our share in Sankyo Seiki Mfg. Co., Ltd. increased to approximately 51%, from approximately 40% as of October 1, 2003.

The following list presents a selected history of our major acquisition activities related the expansion of our small precision motors, machinery, power supplies and other products business:

Small Precision Motors, Machinery and Other Products

Year	Event

1989

We acquired Shinano Tokki Co., Ltd, a leading manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then leading manufacturer of audio equipment and magnetic recording devices for PCs. As a result, we gained the largest market share of the spindle motors in the world.

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

1998

We acquired 17.7% of the outstanding shares of Copal Co., Ltd., currently Nidec Copal Corporation, from Fujitsu Limited. We subsequently increased our ownership of Nidec Copal to 42.8%. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics Corporation is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We increased our ownership of Nidec Copal Electronics to 40.0%. Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems.

1998

We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering. We owned 40.0% of the joint venture. We subsequently dissolved the joint venture and purchased the other 60.0% from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary. Nidec Shibaura develops and manufactures precision motors for electric appliances and automobiles. Through Nidec Shibaura, we aim to accelerate the pace of development of new, highly competitive products in the worldwide market of motors for household appliances and automobiles.

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

2003	Nidec-Shimpo became a wholly-owned subsidiary of Nidec by way of share exchange, effective as of October 1, 2003.
2004

In October 2003, we acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd. We subsequently increased our ownership of Sankyo Seiki to approximately 51%.We increased our ownership of Nidec Copal Electronics to 51.3% in January 2004 and increased our ownership of Nidec Copal to 51.0% in February 2004.

For the years ended March 31, 2004, 2003 and 2002, our capital expenditures, as shown in our consolidated statements of cash flows for those years, were ¥22,631 million, ¥21,715 million and ¥19,270 million, respectively. Major capital expenditures for the last three fiscal years included the acquisition of plants and equipments for hard disk spindle motors that have fluid dynamic bearings in Thailand and the Philippines. We have had no recent significant divestiture nor any significant divestitures currently being made.

Index to Consolidated Financial Statements and Information.

B. Business Overview.

Overview

We are the world’s leading manufacturer of spindle motors for computer hard disk drives and also produce a variety of other small precision brushless DC motors. We ship our spindle motors to hard disk drive manufacturers throughout the world. For the year ended March 31, 2004, our net sales of hard disk drive spindle motors amounted to ¥106,919 million, representing 38.5% of total net sales of ¥277,497 million. For the year ended March 31, 2003, net sales of hard disk drive spindle motors totaled ¥97,717 million, or 42.1% of our total net sales of ¥231,836 million. For the year ended March 31, 2002, net sales of hard disk drive spindle motors amounted to ¥93,748 million, or 48.5% of total net sales of ¥193,332 million. We have become one of the first spindle motor manufacturers to commence mass production of next-generation hard disk drive spindle motors that have fluid dynamic bearings, as opposed to conventional ball bearings.

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

•

machinery; and

•

other products.

In order to better respond to pricing pressure and customer demands, we have established various overseas operations for research and development, production and sales. We currently have research and development facilities, production facilities and sales offices located in Japan, Asia, North America and Europe. Most of our research and development facilities are concentrated in Japan, where we focus on the development of next-generation motor and drive technology products. Most of our production facilities in subsidiary form are located in Asian countries such as China, Thailand, the Philippines, Singapore and Vietnam. This allows us to take advantage of lower labor costs while also gaining more direct access to our customers’ production facilities in these regions.

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

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

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

Ball Bearing and Fluid Dynamic Bearing Technology in Hard Disk Drive Spindle Motors

Although products vary, all hard disk drives incorporate the same basic technology. One or more rigid disks are attached to a spindle motor assembly that rotates the disks at a high constant speed around a hub. The disks are the components on which data is stored and from which it is retrieved. Read/write heads, mounted on an arm assembly similar in shape to that of a record player, fly extremely close to each disk surface and record data on and retrieve it from concentric tracks in the magnetic layers of the rotating disks. In a hard disk drive, with a gap of less than 0.01 microns between the disk and the read/write head, even the smallest error can result in disastrous data damage or loss.

Index to Consolidated Financial Statements and Information.

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

Motors using fluid dynamic bearing technology have been developed in response to this challenge. In fluid dynamic bearings, the bearing function is taken over by a layer of lubricant less than one-tenth the thickness of a human hair. The rotating spindle supported by the lubricant essentially floats in the bearing unit. The non-existence of metal-to-metal friction in fluid dynamic bearings substantially reduces non-repeatable run-out errors caused by surface imperfections of ball bearings. That makes it possible to increase rotational speed, reduce track spacing and increase the number of tracks per inch on the disk. Fluid dynamic bearing hard disk drive spindle motors offer other advantages over conventional ball bearing hard disk drive spindle motors, including better shock absorbance and vibration dampening, less noise and an extended fatigue life. Our fluid dynamic bearing hard disk drive spindle motor can rotate at 20,000 revolutions per minute compared with the 12,000 to 15,000 revolutions per minute for conventional motors with ball bearings. Fluid dynamic bearings reduce operation noise by three to ten decibels compared with ball bearings.

Customers have evaluated the reliability of fluid dynamic bearing technology and made a decision to switch to this technology from conventional ball bearing technology. Currently, over 77% of our hard disk drive spindle motors production is mounted with fluid dynamic bearings.

Markets for DC Motors

Markets for Small Precision DC Motors

Small precision motors have many specific applications across a broad spectrum of industries. Though invisible for the most part, since they are incorporated into other equipment, they serve a vital function. Small precision DC motors currently have five major end uses:

•

computers and office equipment;

•

audio-visual equipment, home appliances and other consumer products;

•

motor vehicles;

•

heating and cooling machinery; and

•

various industrial machines.

Index to Consolidated Financial Statements and Information.

The demand for small precision motors fluctuates chiefly in response to trends in the key end-user industries whose products incorporate these motors. Consumer spending and capital investments are two important drivers of demand for the end-user industries. The 1990s saw expansion of the major markets for small precision motors, with computers and office equipment leading the way, followed by audio-visual equipments, home appliances, other consumer products and heating and cooling applications. The industrial machinery sector also did well, responding to an increase in capital investment. From late 2000 until recently, there was a significant deterioration of economic conditions, particularly capital investment and consumer spending in the computer, information technology and related product markets which had a negative impact on sales. However, more recently there have been indications that economic conditions have stabilized and there has also been an increase in the range of applications, such as mobile phones and digital cameras, for our small precision DC motors and an increase in demand for fluid dynamic bearing spindle motors. As a result, demand for our small precision DC motors has shown improvement.

Hard Disk Drive Spindle Motors for Computer-Based Information Storage and Retrieval Devices. Most computer applications require access to a greater volume of information than that can be stored economically in the random access memory, or RAM, of the computer’s central processing unit. This information can be stored on a variety of storage devices, including hard disk drives, both fixed and removable, floppy disk drives, magnetic tape drives, optical disk drives and semiconductor memory, including RAM and flash memory. Semi-conductor memory does not require rotating parts and accordingly has lower power requirements. However, among all of these storage devices, hard disk drives provide access to large volumes of information faster than other types of drives. Hard disks are also at substantially lower cost than high-speed semiconductor memory and are now being produced in comparable sizes (with much higher capacity). Semi-conductor memory is becoming more widespread, particularly in applications such as digital cameras and mobile phones; however, we believe that, due to the advantages of cost, capacity and speed, hard disk drives will continue to be used as the primary device for storing electronic data for computers.

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

•

Portable. This category consists of portable notebook PCs and hand-held computers, which typically use 1.0-inch, 1.8-inch or 2.5-inch hard disk drives.

Index to Consolidated Financial Statements and Information.

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

There has been a growing consumer demand for multimedia products such as CD-ROM, CD -R/W, DVD-ROM and DVD-R/W drives that incorporate brushless DC motors. CD-ROM technology combines audio, video, text, and graphics in one medium with the capability to store, search, and retrieve large quantities of information. One CD-ROM can contain up to 650 megabytes of data. During the 1990s, CD-ROM became the dominant medium for software distribution. DVDs are a type of optical disk that can hold up to 9.4 gigabytes of information, or over fourteen times the amount of current CD-ROMs. DVD video has already accepted as a new medium for home video distribution. We believe the DVD video format is replacing the VHS format over time as DVDs experience no image or sound degradation from normal usage and offer greater storage capacity, indexing, random access and lower manufacturing costs. DVD data storage devices have also been steadily replacing CD-ROMs in the computer industry. In particular, the market for DVD-R/W is rapidly growing for the use in household appliances and PCs.

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

Index to Consolidated Financial Statements and Information.

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

Demand is also growing for advanced electric motors in automobiles. Electronic motor-powered power steering systems, engine cooling, active suspensions and brake systems have become increasingly commonplace in small and mid-size cars. Automotive manufacturers are also focusing on developing energy-efficient electrical power steering systems. Conventional power steering systems use a hydraulic pump driven by the vehicle’s engine to provide the required assistance for the driver. The biggest disadvantage of this system is that the pump has to work continuously, wasting power. Fuel consumption can be improved by as much as 2% by switching the power source from the engine to a high-efficiency, mid-size motor, which activates only when needed just for enough power. Brushless DC motors also provide quieter operation and longer life. For mid-size brushless DC motors in power steering systems, we expect steady market growth in Europe, followed by the United States and Asia. Eventually, we hope to see demand grow for mid-size brushless DC motors for automobile air conditioners. Because brushless DC motors are more durable and require less frequent maintenance and repair, we believe that they are well suited for use in commercial buses and vehicles where air conditioners are used heavily. Demand may also grow in the luxury car market because air conditioning systems using brushless DC motors can cool an automobile more quickly and efficiently.

Market Environment for Machinery

Products in this realm include die bonders, circuit board testers, high-speed pressing machines, chip mounters, measuring machines, power transmission equipment, card readers, industrial robots and other factory automation equipment. After having experienced a protracted domestic economic recession, we are seeing a gradual return of drive for capital investment primarily in the fields of information technology in and outside of Japan. Increased demand set in during the second-half of the fiscal year ended March 31,2004, contributing to an increase in our annual sales of precision press machines, testing equipment and semiconductor production equipment.

Index to Consolidated Financial Statements and Information.

While fundamental conditions for this market segment remain fluid, we expect the current upward trend will basically continue in view of increased capital investments by major Japanese companies and revitalization of the world's information technology market.

Market Environment for Others

The Others segment consists of precision products used in multiple application fields, ranging from optical devices, auto parts, industrial equipment, medical equipment to communications equipment. Products in this segment include camera shutters, optical pickup units, plastic lens, pivot assemblies, trimmer potentiometers, encoders, switches, polygon scanners, and a variety of precision plastic-mold products. Overall, markets for these products have been steadily growing as indicated by our segmental sales increase for the year ended March 31,2004. We expect demand for our camera shutters and other optics-related components will remain vibrant, with the buoyant digital components market in the background. We also anticipate a continued increase in demand for various electronic circuit components, in view of the slow but steady recovery in domestic capital investment and global semiconductor production during the term.

Our Business Strategy

Our goal is to achieve and maintain high growth, profitability, and our stock price by being a leading provider of motor and other drive technology products. We intend to accomplish these goals by pursuing the following strategies.

•

Focus on our core products and maintain our dominant position in the hard disk drive spindle motor market. Our technological expertise and research and development efforts enable us to focus on the high performance spindle motor market which we expect will continue to grow not only because of expansion of the computer market but also because of the growing demand for hard disk drive motors in non-computer products such as digital cameras, home video game consoles, digital video recorders, MP3 players, car navigation systems and advanced television set-top boxes.  We expect ongoing refinement of our drive technologies for spindle motors and other motors to improve further the speed and quality of our products.  We have developed fluid dynamic bearing motors in response to the growing needs of hard disk drive manufacturers for spindle motors that can work at higher speeds with disks with greater track densities for greater data storage.  We believe that conventional ball bearing technology has reached its limited in terms of speed, and thus the market for hard disk drive spindle motors is now undergoing a fundamental shift in favor of the new technology.  We believe this new technology provides an opportunity to expand our share of the spindle motor market even further.  Accordingly, we have been expanding our hard disk drive spindle motor production facilities for high volume production of fluid dynamic bearing spindle motors, as well as making efforts to convince our customers to use fluid dynamic bearing spindle motors in their hard disk drives. While having elevated the quality of our motors to new heights in step with today's drastic pace of storage capacity increases for hard disk drives, we have developed a new type of fluid dynamic bearing unit with a Japanese bearing manufacturer, using a sintered-alloy metal. The new fluid dynamic bearing units using oil impregnated sintered-alloy metal enables us to produce them by molding and pressing procedures, resulting in a substantial reduction in processing costs.  These are designed to be embedded into our fluid dynamic bearing spindle motors for hard disk drives purposely targeting the fast-growing consumer electronics market.  We believe this new technology provides an opportunity to expand our share of the spindle motor market even further and will serve to further improve the profitability of our spindle motors for hard disk drives.

•

Continue to expand our market share of small precision brushless DC motors for non-hard-disk-drive applications. We believe that significant growth in the use of the Internet, broadband communications and ever-sophisticated software applications has increased data storage needs and creates growth opportunities We will continue to diversify markets and the customers we serve and the products we produce based on growth potential and ability to capitalize on our technological and manufacturing capabilities. We believe this will reduce our dependence on any single customer or group of customers. While we seek to consolidate our leading position as a provider of hard disk drive spindle motors, we also seek to expand our market share with respect to other types of small precision brushless DC motors used in non-hard disk drive applications such as:

Index to Consolidated Financial Statements and Information.

-

office equipment, including copy machines, printers and fax machines;

-

CD-ROM drives;

-

CD-R/W drives;

-

DVD-ROM drives; and

-

DVD-R/W drives.

•

Diversify into new growth markets including mid-size brushless DC motors. We have been diversifying our product offerings into mid-size brushless DC motors, which are used in household appliances, automobile power steering systems and industrial equipment. We also aim to increase our sales of mid-size brushless DC motors to automotive manufactures for their next generation suspension systems and brake systems, where electric motors have traditionally never been used.

•

Pursue mergers and acquisitions that will fuel future growth and expand our existing product portfolio into related areas of business. . We seek to achieve growth by expanding and developing our product offerings, technologies, sales channels and market presence. A major goal of our acquisitions strategy is the rapid acquisition of product development capabilities and component technologies in new markets, as well as skilled personnel. In selecting target companies, we look for companies involved in similar manufacturing operations with advanced products and technologies that are underperforming due to their financial burden or lack of marketing and/or management strength.  In addition, as we are now in a position of increasing strength, we are able to target companies that do not suffer from these difficulties. Following an acquisition, we seek to improve its performance by introducing our management philosophy and corporate policies. We also share our product technology and manufacturing expertise. We have completed a number of acquisitions since 1995 that targeted companies with products and technologies relevant to motor and drive technology products. We plan to strengthen co-ordination among our affiliates and subsidiaries and will continue to evaluate opportunities that complement our existing product portfolio and enhance our strengths in our core market of brushless DC motors.

Lower manufacturing costs and increased price competitiveness and profitability. We seek to become less vulnerable to decreasing market prices by lowering manufacturing costs through research and development and cost-conscious design and other efficiency measures such as shifting production to relatively lower-cost locations overseas, or to locations closer to customers, expanding the percentage of components produced in-house and improving our cost efficiency through achieving the economy of scale by increasing the production and sales of hard disk drive spindle motors to other consumer appliance and other consumer products manufacturers outside the PC industry. We believe that the shift in production to fluid dynamic bearing spindle motors will ultimately help us lower costs further since we will not need to purchase ball bearings from outside suppliers. In addition, we believe that the ability to lower prices for our products will help increase our market share in low-end product markets and increase sales to electronics makers in Asia, particularly Taiwan.

Index to Consolidated Financial Statements and Information.

•

Develop a strong presence in key regional markets to anticipate and respond to customer needs. We have consistently sought to develop a competitive advantage by building a presence in each of the world’s three major markets for our products: Asia, North America and Europe. In Asia, this means having manufacturing, design, sales and servicing capabilities in each region close to our customers in order to ensure that we can anticipate and meet our customers’ business requirements in local markets and participate in establishing technological and design requirements for new products. Close technical collaboration with our customers and their other suppliers during the design phase of new disk drives facilitates integration of our products into new drives, improves our ability to reach cost-effective high volume manufacturing rapidly and enhances the likelihood that we will become a customer’s primary supplier of motors. In Europe and North America, our sales offices are also used to monitor market trends in our customers’ devices.

Index to Consolidated Financial Statements and Information.

Our Principal Products, Our Customers and Competition

The following table presents net sales in each of our major categories of products for each of the three years ended March 31, 2002, 2003 and 2004:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2004
	2002	2003	2004
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥ 93,748	¥ 97,717	¥ 106,919	$ 1,011,628
Other small precision brushless DC motors	21,657	25,583	34,138	323,001
Small precision brush DC motors	2,539	3,280	5,372	50,828
Brushless DC fans	24,523	27,395	26,047	246,447

Sub-total	142,467	153,975	172,476	1,631,904
Mid-size motors	36,252	37,479	32,574	308,203
Machinery and power supplies	7,693	22,555	31,240	295,582
Others	6,920	17,827	41,207	389,886

Consolidated total	¥ 193,332	¥ 231,836	¥ 277,497	$ 2,625,575

Hard Disk Drive Spindle Motors

Our ball bearing hard disk drive spindle motors include those for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives. We have been providing fluid dynamic bearing hard disk drive spindle motors offering such motors for 3.5-inch, 2.5-inch, 1.8-inch, 1.0-inch and 0.85-inch hard disk drives as well. As shown in the table above, our net sales of hard disk drive spindle motors were ¥93,748 million for the year ended March 31, 2002 and ¥97,717 million for the year ended March 31, 2003. For the year ended March 31, 2004, our net sales of hard disk drive spindle motors, including fluid dynamic bearing motors, amounted to ¥106,919 million, representing 38.5% of total net sales.

We currently have nine customers for our hard disk drive spindle motors. Almost all of these customers are major hard disk drive manufacturers. They are Seagate, Maxtor, Western Digital, Hitachi GST, a joint venture between Hitachi and IBM, Fujitsu, Toshiba, Samsung, GS Magic and Cornice. For the year ended March 31, 2002, sales of hard disk drive spindle motors to the top five customers constituted over 42% of our net sales. For the year ended March 31, 2003, sales of hard disk drive spindle motors to the top five customers constituted over 36%of our net sales. For the year ended March 31, 2004, sales of hard disk drive spindle motors to the top five customers constituted over 36% of our net sales. For the year ended March 31, 2004, Seagate, the world’s largest disk drive manufacturer, represented 14.0% of our net sales with ¥38,909 million. For the year ended March 31, 2004, each of Seagate and Hitachi GST, with ¥30,664 million, represented over 10% of our net sales. We currently supply Seagate, our largest customer, with most of its high-end, ball bearing hard disk drive spindle motors and most of its fluid dynamic bearing hard disk drive spindle motors. We also supply our second-largest customer, Hitachi GST, with a most of its hard disk drive motor requirements. We currently supply substantially all of other leading hard disk drive manufacturers with most of their hard disk drive spindle motors. In the near future, we do not expect to see any new major manufacturers enter the market for 1.0-inch, 2.5-inch or 3.5-inch hard disk drives due to extreme competition in the hard disk drive industry. However, we expect to see new hard disk drive manufacturers, and thus potential new customers, to emerge for 1.8-inch, 1.0-inch and 0.85-inch hard disk drives as new applications for those hard disk drives are developed.

Index to Consolidated Financial Statements and Information.

Currently, there are four major producers in the world of spindle motors for hard disk drives, who together account for almost all of the worldwide market. While we face competition from Minebea, JVC and Matsushita Kotobuki, particularly in the 2.5-inch and 3.5-inch hard disk drive motor segments, we currently have a share more than majority of the hard disk drive spindle motor market. As discussed above, the hard disk drive industry is now shifting from motors based on ball bearing technology to those based on fluid dynamic bearing technology, where we believe we have a technological advantage and will gain additional reputation benefits from being one of the first market entrants. At present, we are the largest manufacturer of 2.5-inch fluid dynamic bearing hard disk drive spindle motors. All 2.5-inch hard disk drive producers have adopted fluid dynamic bearing spindle motors. Most 2.5-inch hard disk drives are used in notebook computers. Seagate was the first manufacturer to use fluid dynamic bearing motors in 3.5-inch hard disk drives used in desktop computers and high-end hard disk drives. Moreover, we believe that we are the dominant supplier of fluid dynamic bearing motors for their high-end hard disk drives. The fluid dynamic bearing motors that we supply to Seagate are based on the designs developed by Seagate. We also believe that we currently dominate the 1.0-inch hard disk drive motor segment, as we are not aware of any other producers of this product at present.

In addition to us, we believe that three competitors – Victor Company of Japan, Matsushita Kotobuki and Minebea – are active in the development and marketing of fluid dynamic bearing hard disk drive spindle motors. We seek to compete by working closely with our customers to design and develop motors that meet their specifications. We have already developed a strong background in manufacturing both 2.5-inch models for notebook applications and 3.5-inch models for desktop applications as well as 3.5-inch models for high-end applications. Aside from producing Seagate models, we have been developing a wide range of our own fluid dynamic bearing spindle motors in all categories from 0.85- to 3.5-inch models. Seagate was formerly a competitor but we no longer expect them to be engaged in mass production of fluid dynamic bearing motors because they sold their fluid dynamic bearing production facilities in Rangsit, Thailand to us in November 2000.

We believe that our development activities, which enable us to provide high speed, precision rotation motors, including fluid dynamic bearing motors, and our move to lower-cost, overseas production will maintain and even strengthen our competitive position in the market for hard disk drive spindle motors. We have established a new plant in Shenzhen, China as part of our strategy to produce hard disk drive spindle motors on a larger scale, at lower cost and to have closer contact to our customers. Although information storage technologies exist that do not utilize hard disk drives, we are not aware of any products that will replace the hard disk drive in the foreseeable future. We believe that demand for hard disk drives will continue to increase in the medium and long term.

Other Small Precision Brushless DC Motors

In addition to our hard disk drive spindle motors and small precision brushless DC fans, our small precision brushless DC motors are used in both computer related devices (including CD-ROM drives, CD-R/W drives and DVD recorders and players) and office equipment (including computer peripherals, copiers, printers and fax machines). Color copiers in particular require a sensitive and smooth dram spin to achieve high-grade printing. Our power transmission drives and brushless motors work together to provide a high-accuracy spin. We are in fierce competition with Matsushita Electric Industrial, Shinano Kenshi and Sanyo Seimitsu in this market, though we hope to increase our market share through the introduction of new products. Our net sales of other small precision brushless DC motors were ¥25,583 million for the year ended March 31, 2003 and ¥34,138 million for the year ended March 31, 2004. The market trend for slim optical disk drive units, usually loaded into laptop computers is steadily shifting to value-added, CD-R/W-DVD hybrids. We are the main supplier of CD-R/W-DVD hybrid units to three major Taiwan makers, – Lite-on, BTC and Acer – and believe that we have a significant share of this market. Another focus of our attention is DVD disk drives incorporated into slim optical disk drive units. We believe that we are in a good position to increase our share in this slim optical disk drive market because spindle motors for these products are required to demonstrate a high degree of rotation accuracy and none of local Taiwanese manufacturers comply with such requirements. We have been expanding our market share both in terms of slim and thick types, by targeting products on the higher end of the quality spectrum. Our prime target is the home video game console market, which we are gradually penetrating.

Index to Consolidated Financial Statements and Information.

Manufacturers in Korea and Taiwan currently lead the manufacturing market for CD-ROM drives, CD-R/W and DVD devices.  We supply a large portion of brushless DC motors to manufacturers in such countries.  In order to expand our market share, we are making efforts to further reduce our production costs by standardizing our products and by generating scale efficiencies.

We have been increasing our monthly production of brushless DC motors for use in office equipment such as laser printers, fax machines and multimedia equipment, including CD-ROM and CD-R/W drives and DVD drives up to eleven million motors per month during the year ended March 31, 2004. Because we are intentionally expanding our market shares both in slim and thick types, our sales have been steadily increasing since the second half of the year ended March 31, 2001 despite of the severe competition with low-cost manufacturers in Korea and Taiwan. In order to respond to this competition, we have attempted to lower our costs by shifting our production bases to overseas, especially to China where we have established our new subsidiary, Nidec (Dongguan) located nearby Shenzhen.

Brushless DC Fans

Our brushless DC fans are used in many types of products, including computers and video game consoles for the purpose of lowering the temperature of central processing units in these products. In addition, they are used in household appliances, including bidet-toilets, rice cookers, microwave ovens and plasma displays. Our net sales of brushless DC fans accounted for ¥27,395 million for the year ended March 31, 2003 and ¥26,047 million for the year ended March 31, 2004.

Customers for our brushless DC fans include manufacturers of central processing units, computers and computer peripherals, laser printers, photocopy machines, projectors, audio/visual equipment, household appliances, game consoles, telecommunications equipment, automobile seats and automobile air conditioners. In overseas, a substantial portion of our sales is to manufacturers of central processing units, computers and computer peripherals. We also have a leading position in the fan market for color printers, projectors and mini-component stereo sets. We are also expanding sales of our fans into new markets such as automobile seats and telecommunications equipment. We began the sales of fans for video game consoles in March 2000 and we believe that we are currently the largest supplier to each of the major three game console manufacturers. In Japan, our primary competitors for brushless DC fans are Matsushita Electric, Sanyo Denki and Minebea. We also face competition from Rapst in Germany and Taiwanese companies such as Sunon, Delta and Chenhome, which are generally providing lower quality but less expensive fans. We are also selling our fans and motors to the manufacturers of digital laser projectors. Texas Instruments, with which we maintain a long-standing business relationship, is a leading designer and manufacturer of digital laser projectors, and we expect that from our existing business with Texas Instruments, we will be able to capture a large share of the market for fans and motors in digital laser projectors.

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

Index to Consolidated Financial Statements and Information.

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

One area into which we have diversified is mid-size motors for power steering. We are currently selling such motors to two European car manufacturers through one major power steering manufacturer and are actively exploring possibilities for collaboration with other suppliers to the automotive industry and plan to enter the U.S. market. We face competition from companies that supply auto parts to the major car manufacturers such as Emerson in the United States and Bosch in Europe.

Machinery and Power Supplies and Other Related Products

Our machinery includes semiconductor production equipment such as die bonders and board testers, high-speed press machines, machine tool equipment for the manufacture of motors, measuring equipment, power transmission equipment, factory automation systems, laboratory systems equipment, robots and card readers.

On July 16, 2002 we sold our power supply business to a third party via Nidec America Corporation.

The majority of our die bonders and board testers are shipped directly to information technology and semiconductor industry plants.

These markets experienced sluggishness up until recently, but are now experiencing a resurgence in activity.

Among “Other” products, in particular automotive parts manufactured by Nidec Tosok Corporation have increased in sales due to the recently active automobile market. In addition, sales of shutters produced by Nidec Copal Corporation have increased as a result of strong demand for digital cameras. Optical pickups of Sankyo Seiki Mfg. Co., Ltd. are on the rise, due to the favorable environments of the recording type and thin model type for PCs. Electronic parts of Nidec Copal Electronics Corporation have progressed favorably against the backdrop of increased demand for capital investment related to telecommunications equipment, broadcasting equipment and semiconductor manufacturing equipment.

In January and February 2004, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd., which have previously been our affiliated companies, became consolidated subsidiaries of the NIDEC group. Nidec Copal Corporation produces laboratory systems equipment and digital camera shutters, Nidec Copal Electronics Corporation manufactures electronics parts and Sankyo Seiki Mfg. Co., Ltd. manufactures card readers, robots and optical pickups. We expect these segments will account for considerable portion from next year.

Sales

We regard speedy response as the most important aspect of service, and by establishing a sales base in many regions, both inside and outside Japan, we have established a global sales network which covers the world’s key motor markets. As of March 31, 2004, we had 83 sales and marketing offices in Japan, 15 in the United States, 2 in Europe and 25 in the rest of Asia.

In Japan, products are mainly sold to customers directly through Sales Departments which employed 966 staff as of March 31, 2004, and some products are sold through certain sales representatives. We have sales bases and sales branches in various regions in Japan, such as Tokyo, Osaka, Aichi (Nagoya), Fukuoka, Kanagawa, and Hiroshima. Since most of our customers have a technical development department in Japan, we work to expand new demand by meeting the diversified needs of our customers through these sales departments and quickly respond to changes in the market.

Index to Consolidated Financial Statements and Information.

Overseas, generally, products are sold to customers through subsidiaries and affiliates. In the United States and Canada, a portion of our products are sold through sales representatives.  In Europe, mainly, products are directly sold to customers through sales subsidiaries. In Southeast Asia, such as Singapore, China, Hong Kong, Taiwan, and South Korea, sales subsidiaries responsible for the area directly sell products to customers. As for manufacturing subsidiaries in Southeast Asia, such as Singapore, Thailand, Taiwan, the Philippines, and China, products are generally sold through parent companies, however, some products are sold through sales subsidiaries in these areas or directly to customers. Our manufacturing subsidiary in Dongguan sells nearly all of its products to customers through sales subsidiaries in Hong Kong.

The following table presents a breakdown of total revenues by geographic market for the three years ended March 31, 2002, 2003 and 2004:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2004
	2002	2003	2004
Sales and operating revenue:
Japan	¥97,602	¥126,904	¥149,392	$1,413,492
U.S.A.	7,487	7,006	5,378	50,885
Singapore	48,114	46,706	39,056	369,534
Thailand	17,112	23,333	36,610	346,390
The Philippines	5,220	3,607	2,230	21,099
Other	17,797	24,280	44,831	424,175
Consolidated total	¥193,332	¥231,836	¥277,497	$2,625,575

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

Production

We specialize in the field of “Everything that Spins and Moves” centering on drive technology products, namely motors, and have acquired large market share for each of our products by reinforcing motor related technology and application engineering through an M&A strategy. As a result, we have been successful in expanding sales and profits by developing new markets and demand. Our operations have been divided into the following four segments and we will pursue ever-larger scale group management by exerting a wide-ranging synergy effect through technical exchanges across each field. While development and design of each operation are mostly conducted in Japan, production of small precision motors is conducted in various Asian countries, including Thailand, the Philippines, Singapore and China, based on our general policy of producing products close to the production centers of our customers. While some mid-size motors are produced in Japan, production in Thailand and China has recently increased in terms of cost superiority, while machinery is still being produced mostly in Japan. The details are as follows.

Index to Consolidated Financial Statements and Information.

Small Precision Motors

We are producing most of the small precision motors, such as spindle motors for HDDs, brushless DC motors, fan motors in our overseas manufacturing subsidiaries in Thailand, the Philippines, Singapore, Vietnam and China. In addition, we have established a joint venture with NTN Corporation in China in August 2002. The joint venture has been increasing its production capacity to approximately 3 million pieces per month as of March 31, 2004 and plans to further increase it to 6 million per month by December 2004. These production operations in Asia have brought us particularly significant benefits in terms of cost reductions in relation to such factors as capital expenditure, labor costs and taxes. This has an advantage in that while we can provide sales and engineering services where our customers design their products, we can locate production operations close to our customer production centers. Overseas operations also allow us to reduce the cost of production, sales and purchase, and provide global access to the latest industry information. There are subsidiaries manufacturing component parts among our manufacturing subsidiaries in Thailand and the Philippines, which supply component parts to other production bases, helping reduce the costs of the entire group. We have established research and development centers in Japan, which provide prototype and mass production functions in order to create products with high added values. In particular, our technical development centers in Kyoto, Shiga, Nagano and Tottori have been continuously engaged in design and prototype production for new-product development, and are promoting the full transfer of technology to overseas plants, including formation of mass production lines. After the completion of this technology transfer, we will maintain close collaboration with overseas plants and provide production support.

Mid-Size Motors

In addition to the pursuit of safety and comfort, design and development of the following products have been conducted in our Technical Development Center in Shiga and manufacturing subsidiaries in Fukui and Fukuoka: mid-size brushless DC motors for vehicles, which are in line with market demands for lower fuel consumption and lower vehicle emissions, mid-size brushless DC motors for consumer electronics and housing facilities, which have the features of energy savings, low noise and longer life, and mid-size motors for industrial use, which have increased demand for energy savings. Production of products belonging to this group is conducted at the three plants in Japan and also in our manufacturing subsidiaries in Thailand and China. Each production center in Japan is also providing production support to the manufacturing plants in China. Products manufactured in our manufacturing subsidiaries in Thailand and China are sold to our customers in Japan and overseas through our sales departments in each center in Japan, and some of them are directly sold to customers in Thailand and China.

Machinery and Others

Various semiconductor manufacturing equipment, including fully automatic die bonders, fully automatic wire bonders, etc., measuring equipment, including automatic measuring equipment and image processing equipment, and machinery such as high-speed press equipment and inspection equipment of printed circuit boards have mainly been designed, developed and manufactured in our manufacturing subsidiaries in Tokyo, Kanagawa, Kyoto and Shiga. Some of our measuring equipment and some products such as the high-speed press are also manufactured in China. To this product group, system machinery such as the mini-laboratory system of Nidec Copal Corporation, and industrial robots and card readers of Sankyo Seiki Mfg. Co., Ltd., both of which became our consolidated subsidiaries in February 2004, have been added. These are developed, designed and manufactured in our manufacturing subsidiaries in Tokyo and Nagano, and some of them are manufactured in our manufacturing subsidiary in China.

For other fields, consisting of pivot assemblies, automotive parts, encoders, etc., optical equipment such as camera shutters, lens units, electronics parts, including pressure sensors and electronics circuit parts, actuators, optical pick-up units, etc., have been added, as a result of Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. becoming our consolidated subsidiaries in January and February 2004. Our manufacturing subsidiary in Singapore conducts development, design and manufacture of pivot assemblies. Car components are developed, designed and manufactured in a manufacturing subsidiary in Kanagawa and are also produced in our manufacturing subsidiary in Vietnam. Shutters and lens units for various cameras are developed and designed in a manufacturing subsidiary in Tokyo and produced in manufacturing subsidiaries in Fukushima and China. A manufacturing subsidiary in Nagano develops, designs and manufactures such electronics components as actuators and optical pick-up units, while overseas, these are also produced in Singapore and China. Electronic component parts such as pressure sensors and electronics circuit parts are developed, designed and manufactured in our manufacturing subsidiaries in Saitama, Tochigi and Miyagi.

Index to Consolidated Financial Statements and Information.

Suppliers

We purchase parts, components, raw materials, equipment and other supplies from various suppliers chosen based on factors such as price and quality of the goods supplied, timeliness of delivery and quality of service. We believe that this policy encourages technological innovation, cost reduction and other competitive measures. As a matter of policy, as relates to the motor business, we generally use a large number of suppliers to purchase parts, components, raw materials and equipment. Most supplies are sourced locally and, with the exception of components for printed circuits, we have not experienced, and do not anticipate, any difficulty in obtaining supplies at reasonable prices. We believe that materials and components necessary for our manufacturing operations are presently available in quantities we require. Moreover, as we continue to switch from ball bearing to fluid dynamic bearing technology, we will be less reliant on outside suppliers of ball bearings.

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

In January and February 2004, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. became consolidated subsidiaries. In these companies and their subsidiaries, production ratios in Japan are high, however, it is considered that overseas production ratios will be increased in the future to further cost reductions or due to reasons of competitive strength. In addition, these companies manufacture various kinds of products and have key components. However, so far, they have not experienced difficulties in procuring key components, and it is considered that this will not be a problem in the foreseeable future.

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

Index to Consolidated Financial Statements and Information.

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

Our Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2002	2003	2004

Japan	3,606	3,569	7,486
North America	317	247	330
Asia (other than Japan)	21,400	29,507	51,315
Europe	7	8	9
Total	25,330	33,331	59,140

Japan

In Japan, as of March 31, 2004, we had 7,486 employees. 3,789 of these employees were engaged in manufacturing operations, 1,566 in research and development and 966 in retail business activities.

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

Index to Consolidated Financial Statements and Information.

Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. which became a subsidiary in January and February 2004, have 4108 employees in Japan, with 2200 employees engaged in manufacturing operations, 915 in development and 393 in sales.

In Japan, although Nidec has no labor union, labor unions have been organized in some of our subsidiaries, respectively. No substantial strikes and/or labor disputes have occurred so far. We consider that the relationship between the company and employees is favorable.

Overseas

As of March 31, 2004, we had 51,654 employees overseas. 49,413 of these employees were engaged in manufacturing operations, 89 in research and development and 307 in retail business activities.

Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. which became a subsidiary in January and February 2004 have 17,150 employees overseas, with 16,018 employees engaged in manufacturing operations, 49 in development and 124 in sales.

No strikes and/or labor disputes have occurred overseas so far, and we consider that the relationship between the company and employees is favorable.

Intellectual Property

As of March 31, 2004, we owned approximately 1,630 issued patents, 385 utility model registrations and 263 trademarks in Japan as well as 533 issued patents and 27 trademarks in the United States. Every year, we file additional patent applications in Japan, some of which we also file in the United States. We also seek patent protection in various other foreign jurisdictions where we manufacture or sell our products. As of March 31, 2004, we had a total of 4,406 patent and utility model applications pending in Japan and in foreign jurisdictions. While we believe that our patents are important, in general, no single or group of related patents is essential to us or any of our principal business segments.

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

Index to Consolidated Financial Statements and Information.

We have received a notice from Matsushita Electric Industrial Co., Ltd. claiming that small precision brushless DC motors manufactured by us and Nidec Copal Corporation infringe one of their patents relating to neodymium magnets and have not been able to resolve this matter through negotiation. Accordingly, we filed a motion with the Japanese Patent office on November 16, 2001 seeking a declaratory judgment that Matsushita Electric’s patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art. It is likely that Matsushita Electric will counter by filing a patent infringement action against us. If the Japanese Patent office were to conclude that Matsushita Electric’s patent is valid and we were to lose on appeal in subsequent judicial proceedings, it is possible that our small precision brushless DC motors will be found to infringe Matsushita Electric’s patent. On June 25, 2003, the Japanese Patent Office judged that the patent was invalid, and on August 16, 2003, Matsushita filed a suit with the Tokyo High Court against the Company contesting the Japanese Patent Office’s judgement. On December 22, 2003, the Tokyo High Court handed down a judgement in favor of Nidec and affirmed the Japanese Patent Office’s judgement that the patent was invalid. On January 9, 2004, Matsushita Electric did not make an appeal against the judgement of the court. Therefore the judgement of the court and the invalidity of the patent of Matsushita Electric were settled.

On July 16, 2004, Minebea Co., Ltd. informed us that it had filed a lawsuit against us in Washington, D.C. The lawsuit relates to our negotiations with Minebea to have Minebea take a license under certain of our patents directed to the fluid dynamic bearing technology used in the spindle motors found in many computer hard disc drives. As of the date of the filing of this annual report, we have been served with Minebea’s complaint. We will respond appropriately once we thoroughly examine the complaint.

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

C. Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2004:

Name	Country	Principal business	Net sales for the year ended March 31, 2004	Issued share capital as of March 31, 2004	Percentage directly owned by Nidec as of March 31, 2004
					(%)
Consolidated subsidiaries
Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	TB21,236 million	TB1,950 million	99.9
Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors and fan motors	U.S.$277,545 thousand	U.S.$32,500 thousand	100.0
Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies	U.S.$351,544 thousand	S$8,000 thousand	100.0
Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	PP10,714 million	PP1,400 million	99.9
Nidec Precision (Thailand) Co., Ltd.	Thailand	Manufacture various components for our products	TB2,770 million	TB450 million	99.9
Nidec Shibaura Corporation	Japan	Manufacture and sales of small AC motors	¥28,613 million	¥1,000 million	100.0

Index to Consolidated Financial Statements and Information.

Name	Country	Principal business	Net sales for the year ended March 31, 2004	Issued share capital as of March 31, 2004	Percentage directly owned by Nidec as of March 31, 2004
					(%)
Nidec Power Motor Corporation	Japan	Manufacture and sales of mid-size motors and small AC motors	¥8,136 million	¥1,000 million	83.5
Nidec Nemicon Corporation	Japan	Manufacture and sales of rotary encoders, proximity sensors and other electronic equipment	¥2,427 million	¥230 million	93.8
Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	¥6,243 million	¥450 million	95.2
Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery and tester	¥5,034 million	¥100 million	60.0
Nidec America Corporation	U.S.A	Manufacture and sales of fans and precision motors	U.S.$37,295 thousand	U.S.$82 thousand	100.0
Nidec Taiwan Corporation	Taiwan	Sales of fans	NT$4,110,214 thousand	NT$5,000 thousand	100.0
Nidec Electronics GmbH	Germany	Sales of spindle motors for hard disk drives and fans	EUR20,730 thousand	EUR 153 thousand	100.0
Nidec (H.K.) Co., Ltd.	Hong Kong	Sales of parts for our products and sales of spindle motors	HK$956,927 thousand	HK$800 thousand	99.9
P.T. Nidec Indonesia	Indonesia	Manufacture of components for pivot assemblies and precision motors	U.S.$27,050 thousand	U.S.$700 thousand	99.0
Nidec Tosok Corporation *	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, semiconductor manufacturing machinery, air/electronic gauges, precision ball screws, and other precision measuring devices and manufacture of fan motors	¥26,860 million	¥3,287 million	57.5
Nidec-Shimpo Corporation *	Japan	Manufacture and sales of power transmission drives, control device, measuring and factory automation equipment, ceramic and wood art equipment, and others	¥10,058 million	¥2,592 million	100.0
Nidec-Read Corporation *	Japan	Manufacture and sales of printed circuit boards, liquid crystal display and plasma display panels testing systems and automatic measurement/control systems	¥3,819 million	¥938 million	65.4

Index to Consolidated Financial Statements and Information.

Name	Country	Principal business	Net sales for the year ended March 31, 2004	Issued share capital as of March 31, 2004	Percentage directly owned by Nidec as of March 31, 2004
					(%)
Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	¥1,161 million	¥86 million	100.0
Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	U.S.$84,307 thousand	U.S.$12,000 thousand	100.0
Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors	U.S.$59,598 thousand	U.S.$5,000 thousand	100.0
Nidec (New Territories) Co., Ltd.	Hong Kong	Manufacture and sales of small brushless DC motors	HK$0 thousand	HK$1 thousand	99.8
Nidec System Engineering (Zhejiang) Corporation	China	Manufacture of factory automation equipment	CNY51,704 thousand	CNY41,384 thousand	100.0
Nidec (Shanghai) International Trading Co., Ltd. (1)	China	Sales of small brushless DC motors	CNY48,178 thousand	CNY1,655 thousand	100.0
Nidec Copal Corporation (2)*	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	¥65,547 million	¥11,080 million	51.0
Nidec Copal Electronics Corporation (2) *	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	¥19,434 million	¥2,362 million	51.3
Sankyo Seiki Mfg., Co., Ltd. (2) *	Japan	Manufacture and sales of motors, optical pickup units, automated teller machines, home appliance components, factory automation	¥106,809 million	¥35,270 million	51.0

Notes:

(1) Nidec (Shanghai) International Trading Co., Ltd. was established in April 2003 by Nidec as its Chinese sales and marketing subsidiary.

(2) These companies become majority-owned subsidiaries in January and February 2004.

(* - Listed on one or more stock exchanges in Japan)

Recently Acquired Subsidiaries

In January and February 2004, our interest exceeded 50% in Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. respectively, and these companies became our consolidated subsidiaries.

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

Index to Consolidated Financial Statements and Information.

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

Sankyo Seiki Mfg. Co., Ltd. was incorporated in June 1946 as a music box manufacturer. Initially, craftsmen had made music boxes by hand, but in 1950, four years after incorporation, Sankyo Seiki established the world’s first mass production system of music boxes by mechanization. It has produced a variety of music boxes, from high end products to products for popular use, and soon climbed to become the largest music box manufacturer in the world. In the latter half of the 1950’s, when Japan entered the age of high economic growth, the Company started production of industrial equipment on the basis of precision technology, developed as a result of its music box production. In 1957, it started production of 8mm movie cameras and projectors and, in 1959, it started production of driving parts, including micro motors and time switches, which were embedded in home electric appliances. As a result, the Company accomplished a great transformation to a precision equipment manufacturer from a music box manufacturer. Thereafter, along with the advancement of electronics technologies, it has expanded its product line-up to home electric appliances and housing equipment, information device peripherals and industrial equipment. In response to rapidly advancing digital technologies, it has also developed new equipment materials and products as core elements of optical and magnetic basic technology, which is the basic element of digital technologies.

Nidec Copal Corporation recorded sales of ¥65,547 million in the year ended March 31, 2004 according to Japanese GAAP. The company became one of our consolidated subsidiaries in February 2004, whose sales of ¥10,369 million are included according to U.S. GAAP.

Nidec Copal Electronics Corporation recorded sales of ¥19,434 million in the year ended March 31, 2004 according to Japanese GAAP. It became our consolidated subsidiary in January 2004 and sales of ¥3,111 million are included according to U.S. GAAP.

Sankyo Seiki Mfg. Co., Ltd. recorded sales of ¥106,809 million in the year ended March 31, 2004 according to Japanese GAAP. The company became our consolidated subsidiary in February 2004, whose sales of ¥16,243 million are included according to U.S. GAAP.

Joint Venture with Johnson Electric

Since establishment of the Joint Venture, Nidec Johnson Electric (Hong Kong) Limited and Nidec Johnson Electric Corporation have implemented various countermeasures for expanding sales and gaining market share in the targeted AV market. As a result of its continuous efforts, Nidec Johnson has achieved positive results to a certain extent. During the four fiscal years since Nidec Johnson was established, total sales and the number of customers have increased steadily even though Nidec Johnson experienced an operating loss for the year ended March 31, 2003.

For the year ended March 31, 2004 the business environment surrounding us and Johnson Electric has significantly changed and both owners of this Joint Venture have been obliged to reconsider their respective strategic directions in this business. We took majority ownership of Sankyo Seiki Mfg. Co., Ltd on October 1, 2003. Sankyo Seiki Mfg. Co., Ltd had similar product lines with those of Nidec Johnson. On the other hand Johnson Electric had already anticipated ownership of Nippon Mini Motor Co., LTD that had also competing products with those of the Joint Venture.

Index to Consolidated Financial Statements and Information.

Under these circumstances we and Johnson Electric have mutually agreed to develop and advance their own businesses separately in this market area and to terminate the Joint Venture agreement between Nidec and Johnson Electric.

On March 24, 2004 dissolution of the Joint Venture agreement became effective and we sold its own shares of the Joint Venture to Johnson Electric.

Joint Venture with NTN Corporation

On August 28, 2002, Nidec and NTN Corporation established a joint venture, NTN-Nidec (Zhejiang) Corporation, in Pinghu City located near Shanghai, China.

Nidec holds 40% and NTN holds 60% of the equity of the new joint venture. The breakdown of initial paid-in capital of $6.5 million was Nidec’s $2.6 million and NTN’s $3.9 million. The purpose of the new joint venture company is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for hard disk drive motors.

We originally planned to establish this new joint venture in the Philippines in December 2001 and start operation from April 2002. However, in March 2002, Nidec and NTN decided to postpone this plan temporarily due to the accelerated schedule of a customer’s model adoption, which compelled us to go with our originally developed fluid dynamic bearing units.

Subsequently, both Nidec and NTN actively promoted pre-production samples and evaluation and torture tests for large customers. Considering the rapid development of our customers’ business activities in China, we decided to establish our production base for fluid dynamic bearing units in the Pinghu Economic Development Zone in China. A new factory in Pinghu was completed in March 2003 and started production from April 2003.

A sintered-alloy-based fluid dynamic bearing (Brand name:  Hydrodynamic BEARPHITE) unit by the new joint venture will be used in our fluid dynamic bearing motor for hard disk drives with superior quality in rotation accuracy, quietness and durability. NTN-Nidec (Zhejiang) Corporation introduces such new fluid dynamic bearing motors not only in the current computer peripheral equipment market but also in the audio-visual market that has been adopting hard disk drives rapidly, thereby satisfying our customer’s various demands.

NTN-Nidec (Zhejiang) Corporation has been increasing its production capacity and the level of capacity as of March 31, 2004 was approximately 3 million pieces per month.  Additionally, NTN-Nidec (Zhejiang) Corporation plans to increase this to 6 million per month by the end of 2004. For preparation in this investment, NTN-Nidec (Zhejiang) Corporation has increased its paid-in capital to $21 million US dollars as of January 12, 2004 instead of changing ownership shares between Nidec and NTN Corporation.

Index to Consolidated Financial Statements and Information.

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2004, we operated manufacturing and sales facilities through 26 Japanese subsidiaries and 62 foreign subsidiaries. The facilities are located in Japan, China, Taiwan, Singapore, Thailand, Malaysia, South Korea, Indonesia, the Philippines, Vietnam, Canada, the United States and Europe.

The following table sets forth information, as of March 31, 2004, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function
In Japan
Mineyama Precision Machining Center (1)	Japan	11,070	Research and development and manufacturing of spindle motors for hard disk drives (both ball bearing and fluid dynamic bearing)
Shiga Technical Development Center (1)	Japan	20,596	Research and development and manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, mid-size motors for automobiles and pumps and precision motors
Nagano Technical Development Center (1)	Japan	7,862	Research and development and manufacturing of spindle motors for hard disk drives and pivot assemblies
Corporate Headquarters and Central Technical Laboratories (1)	Japan	36,119	Basic research and development and fluid dynamic bearing technology development
Nidec-Shimpo Corporation	Japan	29,322	Manufacturing of power transmission equipments and measuring equipments
Nidec Tosok Corporation 2nd Factory	Japan	4,387	Manufacturing of components for automobiles
Nidec Tosok Corporation 3rd Factory	Japan	10,517	Manufacturing of measuring equipments and semiconductor equipments
Nidec Tosok Corporation Yamanashi Factory	Japan	14,919	Manufacturing of components for automobiles
Nidec Logistics Co., Ltd.	Japan	8,274	Logistics
Nidec Copal Corporation Head Office and Tokyo Technical Center	Japan	8,346	Sales, development design, purchase and others
Nidec Copal Corporation Koriyama Technical Center	Japan	24,240	Development design and material procurement
Nidec Copal Corporation Shiojiri Factory	Japan	18,903	Manufacturing of minilab system
Nidec Copal Corporation Ichinoseki Factory	Japan	5,185	Manufacturing of electronic components
Nidec Copal Precision Parts Corporation Koriyama Factory	Japan	12,333	Manufacturing of precision dies and press stamping components and injection molding componentsand surface treatment processing components
Nidec Copal Precision Parts Corporation Muikamachi Factory	Japan	6,091	Manufacturing of machining components
Nidec Copal Electronics Corporation Tajiri Factory	Japan	22,338	Manufacturing and sales of precision automotive parts
Nidec Copal Electronics Corporation Sano Factory	Japan	67,011	Manufacturing and sales of precision automotive parts
Sankyo Seiki Komagane Facility	Japan	19,187	Manufacturing of motor-driven actuator units and DC motors for PC peripheral devices
Sankyo Seiki Mfg. Co., Ltd. Head Office and Shimosuwa Facility	Japan	20,212	Financial industry terminals and manufacturing of card readers
Sankyo Seiki Ina Facility	Japan	6,752	Manufacturing of industrial robots
Nissin Kohki Co., Ltd. Head Office and Chino Factory	Japan	7,052	Forming of plastic and plastic lens and dies
Tohhoku Nissin Kohki Co., Ltd.	Japan	7,532	Forming of plastic

Index to Consolidated Financial Statements and Information.

Facility name	Location	Floor space (square meters)	Principal products and function
Outside Japan
Nidec Electronic (Thailand) Co., Ltd.-Rojana Factory (1)	Thailand	38,600	Manufacturing of spindle motors for hard disk drives
Nidec Electronic (Thailand) Co., Ltd.-Ayutthaya Factory (5)	Thailand	5,200	Manufacturing of spindle motors for hard disk drives
Nidec Electronic (Thailand) Co., Ltd.-Bangkadi Factory (1)	Thailand	9,500	Manufacturing of spindle motors for hard disk drives
Nidec Precision (Thailand) Co., Ltd. (5)	Thailand	19,560	Manufacturing of components for hard disk drive spindle motors
Nidec High-Tech Motor (Thailand) Co., Ltd. (5)	Thailand	11,000	Manufacturing of fluid dynamic bearing spindle motors
P.T. Nidec Indonesia (5)	Indonesia	4,300	Manufacturing of components for pivot assemblies and precision motors
Nidec (Dalian) Limited (3)	China	26,706	Manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, fans and components for precision motors
Nidec Shibaura (Zhejiang) Co., Ltd.	China	28,600	Manufacturing of mid-size motors
Nidec America Corporation (2)	U.S.A.	8,710	Research and development and manufacturing of power supplies, fans and small high-precision motors
Nidec Philippines Corporation (4)	Philippines	131,455	Manufacturing of spindle motors for hard disk drives
Nidec Subic Philippines Corporation	Philippines	35,786	Manufacturing of spindle motors for hard disk drives
Nidec Singapore Pte. Ltd. (3)	Singapore	8,000	Research and development and manufacturing of spindle motors and pivot assemblies for hard disk drives
Nidec Tosok (Vietnam) Co., Ltd.	Vietnam	47,412	Manufacturing of fans and components for automobiles
Nidec Shibaura Electronics (Thailand) Co., Ltd.	Thailand	13,410	Manufacturing of mid-size motors
Nidec (Zhejiang) Corporation (3)	China	20,000	Manufacturing of spindle motors for hard disk drives and assembling motors and accessories
Nidec (Dong Guan) Corporation (3)	China	22,700	Manufacturing of small brushless DC motors for PC peripheral devices and office automation equipment
Nidec System Engineering (Zhejiang) Corporation (3)	China	12,400	Manufacturing of factory automation equipment
Nidec Copal (Thailand) Corporation	Thailand	12,240	Manufacturing of camera components and micro motor
Nidec Copal (Malaysia) Sdn. Bhd	Malaysia	6,562	Manufacturing and sales of small high-precision motors and press stamping components and injection molding components
Nidec Copal Philippines Corporation	Philippines	7,520	Manufacturing and sales of small high-precision motors and press stamping components and injection molding components and surface treatment processing components
Nidec Copal (Vietnam) Co.,Ltd.	Vietnam	7,000	Manufacturing and sales of small high-precision motors
Nidec Copal (Zhejiang) Co.,Ltd .	China	19,308	Manufacturing of components and lens cones for digital still cameras and minilab systems
Sankyo Seiki (Fuzhou) Co.,Ltd.	China	11,000	Manufacturing of optical pickup units
Sankyo Seiki (America) Inc.	U.S.A	4,726	Manufacturing of motor-driven actuator units
Sankyo Seiki (Singapore) Pte., Ltd. (5)	Singapore	13,380	Manufacturing of stepping motors and motor-driven actuator unites
Nidec Sankyo Taiwan Corporation (3)	Taiwan	15,261	Manufacturing of DC motors and card readers
Sankyo precision (Malaysia) Sdn. Bhd. (5)	Malaysia	103,592	Manufacturing of DC motors
Sankyo Electronics (Shaoguan) Co., Ltd. (3)	China	12,300	Manufacturing of motor-driven actuator units
Tokyo Pigeon (Hong Kong) Co., Ltd. (5)	Hong Kong	14,254	Manufacturing and sales of Mechanism for audio
HK Nissin Kohki Co., Ltd. (5)	Hong Kong	13,780	Forming of plastic and plastic lens
P. T. Indonesia Nissin Kohki (5)	Indonesia	5,595	Forming of plastic
Dalian Nissin Kohki Co., Ltd. (5)	China	5,789	Forming of plastic

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

Index to Consolidated Financial Statements and Information.

In addition to the above facilities, we have a number of other smaller factories located worldwide. We also own sales and service offices which are located primarily in Tokyo, Machida, Osaka, Nagoya, Fukuoka, Zama and Hiroshima.

As of March 31, 2004, the aggregate book value of the land and buildings we owned was ¥104.4 billion, and the aggregate book value of machinery and equipment we owned was ¥163.4 billion. We lease other equipment that we use in our operations.

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

Overview

We sell hard disk drive spindle motors, our main products that constituted 38.5% of our total sales for the year ended March 31, 2004, to major hard disk drive manufacturers.

Market Environment for Hard Disk Drive Spindle Motors

According to Techno Systems Research Co., Ltd., a Japanese research institute specializing in technological industries, 93.1% of hard disk drive were used for PC and the rest were used for non-PC products such as game console, DVD recorders and portable audio for the year ended December 31, 2003.

During the year ended March 31, 2004 the fluid dynamic bearing technology for hard disk drive spindle motors had prevailed swiftly in the market. Almost 77.0% of our production of hard disk drive spindle motors were fluid dynamic bearing motors as of  the year ended March 31, 2004, compared to 56.3% as of the year ended March 31, 2003. We believe that almost all, with a few exceptions, hard disk drive manufacturers in the world would be shifting from conventional ball bearings motors to fluid dynamic bearings motors.

During the latter half of the year ended March 31, 2001, the U.S. economy began to slow, and this led to a reduced demand for PCs. The reduced demand for PCs continued into the year ended March 31, 2002. According to International Data Corporation’s estimate, worldwide PC shipments, including PC servers increased by 11.7% for the calendar year 2003 from the calendar year 2002 and is estimated to have increased by 13.5% for the calendar year 2004. Our average sales price of hard disk drive spindle motors rose by approximately 14% during the year ended March 31, 2002 and fell by approximately 8% during the year ended March 31, 2003. Our average sales price of hard disk drive spindle motors fell again by approximately 9% during the year ended March 31, 2004, despite the increase in the shipments of our hard disk drive spindle motors by 21%. This, we believe, reflects the strong demand for our hard disk drive motors, especially from manufacturers of new consumer electronics and home entertainment applications.

Also, recently we have seen an increasing number of our customers establish their hard disk drive production centers in China and other countries, as they have been attracted by these countries’ low production cost environment. We believe that the migration of our customers’ production facilities to those countries, especially China, will continue for the next several years.

Index to Consolidated Financial Statements and Information.

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

We believe that, by taking these steps, we are achieving cost savings that outweigh lower average unit prices. Also we have been increasing total revenue as has been increasing for fluid dynamic bearing spindle motors in new non-computer markets , which trend we believe will continue .This, we believe, reflects the strong demand for our hard disk drive motors, especially from manufacturers of new consumer electronics and home entertainment applications. We were able to increase our market share of hard disk drive motors for use in non-PC products including DVD recorders and car navigation systems to 6.9% for calendar year 2003 from 5.8% in the previous year.

Market Environment for Other Small Precision Brushless DC Motors

Most of our revenues from sales of other small precision brushless DC motors, which accounted for 12.3% of our total net sales for the year ended March 31, 2004, are derived from sales to manufacturers of CD-ROM, CD-R/W and DVD drives. We believe that the market for CD-ROM drives is reaching maturity. At the same time, the markets for CD-R/W drives and DVD drives are growing, in part by replacing CD-ROM drives. Also, a recent slow-down in demand for computers has been putting downward pressure on the pricing for those drives that are used in them. Accordingly, some of our small precision brushless DC motors, particularly those for use in CD-ROM drives have been under downward pricing pressure, while the demand for others, particularly those for use in CD-R/W drives and DVD drives in non-computer products, has been growing. We expect to become more competitive in these markets as our production costs decline as a result of standardizing our product lines.

Market Environment for brushless DC Fans

We sell our brushless DC fans,which accounted for 9.4% of our total net sales for the year ended March 31, 2004, to various manufacturers of computers, computer peripherals, game consoles, photocopy machines, projectors and household appliances such as rice cookers. We are also selling brushless DC fans which are used to cool automobile seats. Sales of brushless DC fans are primarily affected by the general market demand for the products which incorporate them. For several years prior to calendar year 2003, the demand for brushless DC fans used for game consoles increased substantially. However, during the first three months of the calendar year 2003, such demand dropped substantially, which had a negative effect on the market for brushless DC fans. Despite a significant decreases in sales of brushless DC Fans for game machine consoles for the year ended March 31, 2004 mainly due to a peak-out in the global demand for game machines, we also have seen strong demand for fans for household electric appliances, in line with strong demand of such products as microwave ovens, rice cookers, warm water toilet seats and refrigerators.

Market Environment for Mid-size Motors

We sell mid-size motors,  which accounted for approximately 11.7% of our total net sales for the year ended March 31, 2004, to home electric appliances, industrial machines automobile power steering system manufacturers. Recently, the demand for power steering systems that incorporate mid-size brushless DC motors, which help conserve energy, has been increasing, and an increasing number of power steering system manufacturers have shifted to producing this type of power steering systems, away from the conventional type that uses belts for engine driven. We believe, however, that it will still take some time before the acceptance of power steering systems that use mid-size brushless motors reaches a sufficiently high level to enable us to start mass production of these motors because, in this market, evaluation of samples that must take place prior to the introduction of a new product takes a comparatively long period of time. Also, in recent years there has been increased demand for household appliance products including air conditioners and dish washers that use mid-size motors.

Index to Consolidated Financial Statements and Information.

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

In February  2002,we made an additional acquisition of approximately 1.1% of the common stock of Nidec-Shimpo Corporation, which made it  our majority-owned subsidiary. As a result of this acquisition, Nidec Read Corporation, Nidec Tosok Corporation and some other affiliated companies also became our majority-owned subsidiaries. Also assuming that this acquisition transaction had occurred as of April 1, 2000, on an unaudited pro forma basis our net sales would have been ¥213,670 million for the year ended March 31, 2001 and ¥227,860 million for the year ended March 31, 2002, and our net income would have been ¥11,203 million for the year ended March 31, 2001 and ¥6,878 million for the year ended March 31, 2002.

We acquired additional  shares of common stock of Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. which had been accounted for by the equity method in January and February, 2004. Our ownership interests in these companies increased to over 50% and our consolidated financial statements now include the accounts of these majority-owned subsidiaries from the acquisition dates. As a result, our carrying amount of investment in equity method affiliates decreased by ¥25,366 million.

During the year ended March 31, 2003 and 2004, our  equity method affiliates  ¥86,258 million and ¥156,818 million to net sales, ¥15,785 million and ¥22,291 million to gross profit (net sales minus and cost of products sold), and ¥3,225 million and ¥5,069 million to net income, respectively. Earnings from equity method investment in affiliated companies amounted to ¥1,466 million and ¥2,522 million for the year ended March 31, 2003 and 2004, respectively. The increase in net sales, gross profit, net income and earnings from equity method investment in affiliated companies for the year ended March 31, 2004 compared with the year before was primarily due to Sankyo Seiki Mfg. Co., Ltd., which became our equity method affiliate in October 2003 as a result of our purchase of 40% of its common stock and which became our consolidated subsidiary in February 2004, as well as to an increase in net income of Nidec Copal Electronics Corporation and Nidec Copal Corporation, which were equity method affiliates until they became consolidated subsidiaries in January and February 2004, respectively.

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

Index to Consolidated Financial Statements and Information.

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

Changes in the fair values of our foreign exchange forward contracts and changes in option prices under our foreign currency option agreements are recognized as gains or losses on derivative instruments in our consolidated statement of income. For a more detailed discussion of these instruments, you should read Note 20 to our consolidated financial statements included in this annual report.

Trends for the Year Ending March 31, 2005

The year ending March 31, 2005 bears many uncertainties. The industrial world is paying close attention to the results of the U.S. presidential election and subsequent changes in the nation’s currently upbeat economy, as well as to China’s handling of exchange fluctuations and raw-material supply deficiency. It can hardly be predictable exactly how these issues could affect today’s world’s economy.

We believe that we face many uncertainties during the year ending March 31, 2005.  For example, in the United States, the government’s economic policy may change depending on the outcome of the presidential election, and it remains to be seen whether the U.S. economy will slow down during the second half of calendar year 2004 and thereafter.  In China, it remains to be seen whether the government will be able to effectively handle problems related to exchange rate fluctuations and deficiency in raw material supplies.

The Japanese economy, in the meantime, is showing signs of emerging from a long period of economic standstill and moving toward a sound and sustainable recovery. From the viewpoint of technology the recent wave of digitalization and advance in nano technology have created a wide array of technological applications and related market needs, which we believe signal an expansion  of global demand for products utilizing such technologies.

Against the background of today’s rapidly changing business environment, we have set out to find opportunities for new growth through broadening the range of our motor business and improving associated drive technologies by the acquisition of Sankyo Seiki Mfg. Co., Ltd.

We believe that our core motor business will remain on a stable growth track, driven by, the anticipated expansion in business opportunities related to products utilizing digital technology. We also believe that the components and machinery businesses conducted by our group companies will also achieve stable growth.

Index to Consolidated Financial Statements and Information.

Target

Nidec's primary target is to reach group sales of ¥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

The foregoing statements regarding the year ending March 31, 2005 are forward-looking statements based on our assumptions and beliefs as to economic and market conditions, our performance under those conditions and other factors are subject to the qualifications set forth in the “Special Note Regarding Forward-looking Statements” under Item 3.D of this annual report. Our actual results of operations could vary significantly from those described above, as a result of factors such as:

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

Index to Consolidated Financial Statements and Information.

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years in the period ended March 31, 2004.

	Year ended March 31,
	2002	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Net sales	¥ 193,332	¥ 231,836	¥ 277,497	$ 2,625,575
Cost and expenses:
Cost of products sold	159,442	187,306	218,189	2,064,424
Selling, general and administrative expenses	17,691	21,302	28,542	270,054
Research and development expenses	5,727	6,824	8,751	82,799

	182,860	215,432	255,482	2,417,277
Operating income	10,472	16,404	22,015	208,298
Other income (expenses):
Interest and dividend income	572	364	362	3,425
Interest expense	(1,167)	(890)	(862)	(8,156)
Foreign exchange gain (loss), net	2,107	(3,511)	(3,149)	(29,795)
Gain (loss) from derivative instruments, net	8	23	(5)	(47)
(Loss) gain on marketable securities, net	(1,400)	(1,583)	816	7,720
Gain from issuance of securities by affiliated companies	-	39	-	-
Gain (loss) from sales of investments in affiliated companies	11	(4)	45	426
Other, net	874	69	417	3,946

	1,005	(5,493)	(2,376)	(22,481)
Income before provision for income taxes	11,477	10,911	19,639	185,817
Provision for income taxes	(2,162)	(1,053)	(5,424)	(51,320)

Income before minority interest and equity in earnings of affiliated companies	9,315	9,858	14,215	134,497
Minority interest in income (loss) of consolidated subsidiaries	318	644	648	6,131
Equity in net (income) / losses of affiliated companies	2,417	(1,466)	(2,522)	(23,862)

Net income	¥ 6,580	¥ 10,680	¥ 16,089	$ 152,228

Results of Operations – Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net Sales

Our net sales increased ¥45,661 million, or 19.7%, from ¥231,836 million for the year ended March 31, 2003 to ¥277,497 million for the year ended March 31, 2004. This increase was mainly due to the addition of newly consolidated subsidiaries. Net sales of Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies newly consolidated in January and February 2004  due to the increase in our ownership interest, were included in our net sales for only February and March 2004. The net sales of these newly consolidated subsidiaries for February and March 2004 were ¥29,723 million.  Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥15,938 million, or 6.9%, from ¥231,836 million for the year ended March 31, 2003 to ¥247,774 million for the year ended March 31, 2004 due primarily to an increase in sales of hard disc drives spindle motors, other small precision brushless DC motors and machinery. Gross profit (net sales minus cost of products sold) was ¥44,530 million for the year ended March 31, 2003 and ¥59,308 million for the year ended March 31, 2004.The gross profit ratio increased from 19.2% for the year ended March 31, 2003 to 21.4% for the year ended March 31, 2004.

Index to Consolidated Financial Statements and Information.

Net sales of our hard disk drives spindle motors increased ¥9,202 million, or 9.4%, from ¥97,717 million for the year ended March 31, 2003 to ¥106,919 million for the year ended March 31, 2004. The increase was primarily due to a 20.8% increase in unit shipments which was partially offset by a modest decline in unit prices and the yen’s appreciation.  During the year ended March 31, 2004, there was  an over 70% increase in unit shipments of spindle motors for 2.5-inch, 1.8-inch and other smaller hard disk drives. Net sales from hard disk drives spindle motors accounted for 42.1% of total net sales for the year ended March 31, 2003 and 38.5% of total net sales for the year ended March 31, 2004. Net sales of fluid dynamic bearing motors accounted for 56.3% of total net sales of hard disk drives spindle motors for the year ended March 31, 2003 and 77.0% of total net sales for the year ended March 31, 2004. This was due primarily to a sharp increase in demand for fluid dynamic bearing motors which have been rapidly replacing demand for conventional ball bearing motors. As conventional ball bearing motors have come up against technological limitations in fulfilling market needs, this increase in net sales of fluid dynamic bearing motors was mainly due to a successful shift to mass production at our overseas factories.

Net sales of other small precision brushless DC motors increased ¥8,555 million, or 33.4%, from ¥25,583 million for the year ended March 31, 2003 to ¥34,138 million for the year ended March 31, 2004. This increase resulted from the growth of brushless DC motors mainly used for DVD drives, CD-R drives and CD-R/W drives. In particular, sales volume of these motors increased by approximately 46.0% compared to the year ended March 31, 2003. Net sales of other small precision brushless DC motors accounted for 11.0% of total net sales for the year ended March 31, 2003 and 12.3% of total net sales for the year ended March 31, 2004.

Net sales of small precision brush DC motors increased ¥2,092 million, or 63.8%, from ¥3,280 million for the year ended March 31, 2003 to ¥5,372 million for the year ended March 31, 2004. This increase of 2,032 million was due primarily to the addition of net sales from two newly consolidated companies, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd.. Excluding the contribution from these new companies, net sales increased ¥60 million, or 1.8%, to ¥3,340 million. Net sales of small precision brush DC motors accounted for 1.4% of total net sales for the year ended March 31, 2003 and 1.9% of total net sales for the year ended March 31, 2004.

Net sales of our brushless DC fans decreased ¥1,348 million, or 4.9%, from ¥27,395 million for the year ended March 31, 2003 to ¥26,047 million for the year ended March 31, 2004. This was primarily due to a decrease in the unit sales price and declining sales volume due to a slowdown in demand that has lingered since the latter half of the previous fiscal year. The combination of sluggish demand and increasingly fierce market competition has brought down unit sales price. Net sales of brushless DC fans accounted for 11.8% of total net sales for the year ended March 31, 2003 and 9.4% of total net sales for the year ended March 31, 2004.

Net sales of mid-size motors decreased ¥4,905 million, or 13.1%, from ¥37,479 million for the year ended March 31, 2003 to ¥32,574 million for the year ended March 31, 2004. During this period, we discontinued our prior practice of selling some mid-size motors together with electronic control units purchased from a third party supplier for use in hydraulic power steering systems and began selling these mid-size motors separately. As a consequence, both our sales and cost of sales declined in respect to the amounts related to the electronic control units. Net sales of mid-size motors accounted for 16.2% of our total net sales for the year ended March 31, 2003 and 11.7% of total net sales for the year ended March 31, 2004.

Index to Consolidated Financial Statements and Information.

Net sales of machinery increased ¥8,685 million, or 38.5%, from ¥22,555 million for the year ended March 31, 2003 to ¥31,240 million for the year ended March 31, 2004. This increase of ¥4,069 million was due primarily to the addition of net sales from two newly consolidated companies, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. Excluding the contribution from two newly consolidated subsidiaries, net sales increased ¥4,616 million, or 20.5%, from ¥22,555 million for the year ended March 31, 2003 to ¥27,171 million for the year ended March 31, 2004. This increase was primarily due to increases in unit shipments of precision presses manufactured by Nidec-Kyori Corporation, gear reducers manufactured by Nidec-Shimpo Corporation and die bonders, factory automation components, manufactured by Nidec Tosok Corporation. Net sales of machinery accounted for 9.7% of our total net sales for the year ended March 31, 2003 and 11.3% of total net sales for the year endede March 31, 2004.

Net sales of other products increased ¥23,380 million, or 131.1%, from ¥17,827 million for the year ended March 31, 2003 to ¥41,207 million for the year ended March 31, 2004. This increase of ¥20,450 million was due primarily to the addition of net sales from three newly consolidated companies, Nidec Copal Electronics Corporation, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥2,930 million, or 16.4%, to ¥20,757 million for the year ended March 31, 2004. During this period, sales of automobile components manufactured by Nidec Tosok Corporation and encoders manufactured by Nidec Nemicon Corporation increased. Net sales of other products accounted for 7.7% of total net sales for the year ended March 31, 2003 and 14.8% of total net sales for the year ended March 31, 2004.

Cost of Products Sold

Our cost of products sold increased ¥30,883 million, or 16.5%, from ¥187,306 million for the year ended March 31, 2003 to ¥218,189 million for the year ended March 31, 2004. Much of the increase in absolute terms was attributable to our newly consolidated forty-nine subsidiaries. They are Sankyo Seiki Mfg. Co., Ltd., Nidec-Copal Corporation, Nidec-Copal Electronics Corporation and others, in which we increased our ownership interest and which became consolidated subsidiaries in January and February 2004. Excluding the contribution from these newly consolidated subsidiaries, cost of products sold increased ¥7,420 million, or 4.0%, from ¥187,306 million for the year ended March 31, 2003 to ¥194,726 million for the year ended March 31, 2004 due primarily to the increase in line with the sales increase.

As a percentage of net sales, cost of sales decreased from 80.8% to 78.6%. This decrease was primarily due to increased efficiencies of scale through an expansion in the production of fluid dynamic bearing motors mainly undertaken by factories in Southeast Asia.

Selling, General and Administrative Expenses

Our Selling, General and Administrative expenses increased ¥7,240 million, or 34.0%, from ¥21,302 million for the year ended March 31, 2003 to ¥28,542 million for the year ended March 31, 2004. This increase was mainly due to additional expenses of our newly consolidated subsidiaries, in particular, expenses for restructuring of factories at Sankyo Seiki Mfg. Co., Ltd. in March. As a percentage of net sales, selling, general and administrative expenses increased from 9.2% for the year ended March 31, 2003 to 10.3% for the year ended March 31, 2004.

Excluding the additional expenses from these newly consolidated subsidiaries, selling, general and administrative expenses increased ¥149 million, or 0.7%, to ¥21,451 million. This increase was due primarily to an increase in personnel expenses by ¥410 million at Nidec from ¥4,577 million for the year ended March 31, 2003 to ¥4,987 million for the year ended March 31, 2004, reflecting an expansion of workforce and an increase in depreciation costs of tangible fixed assets by ¥243 million at Nidec from ¥276 million for the year ended March 31, 2003 to ¥519 million for the year ended March 31, 2004, reflecting the establishment of a new headquarters building. The increase was partly offset by U.S. $8 million payment to Rotron under a settlement agreement recorded as Selling, General and Administrative expense in the previous year. On March 28, 2003, Nidec and Nidec America Corporation entered into the settlement agreement with Rotron terminating the pending litigation and exchanging reciprocal intellectual property rights and privileges whereby each side covenants not to sue the other under existing patents as applied to existing products. Under the settlement agreement, we paid to Rotron U.S. $8 million.

Index to Consolidated Financial Statements and Information.

Research and Development Expenses

Our research and development expenses increased ¥1,927 million, or 28.2%, from ¥6,824 million for the year ended March 31, 2003 to ¥8,751 million for the year ended March 31, 2004. This increase was mainly due to the additional expenses of our newly consolidated subsidiaries. Excluding the additional expenses of these newly consolidated subsidiaries, research and development expenses increased ¥844 million, or 12.4%, from ¥6,824 million for the year ended March 31, 2003 to ¥7,668 million for the year ended March 31, 2004. This increase was mainly due to an increase in our research and development efforts with respect to fluid dynamic bearing motors and mid-size motors for automobile steering systems. As a percentage of net sales, research and development expenses increased from 2.9% to 3.2%. Excluding the impact from these newly consolidated subsidiaries, as a percentage of net sales, research and development expenses increased from 2.9% to 3.1%.

Operating Income

As a result of the foregoing factors, our operating income increased ¥5,611 million, or 34.2%, from ¥16,404 million for the year ended March 31, 2003 to ¥22,015 million for the year ended March 31, 2004. As a percentage of net sales, operating income increased from 7.1% to 7.9%.

Other Income (Expenses)

We had other expenses in the amount of ¥2,376 million for the year ended March 31, 2004 while we incurred other expenses in the amount of ¥5,493 million for the year ended March 31, 2003.

Foreign exchange losses decreased ¥362 million from ¥3,511 million for the year ended March 31, 2003 to ¥3,149 million for the year ended March 31, 2004.

A strategic approach taken to reduce the risks arising from exchange-rate fluctuations mitigated the impact of a simultaneous increase in the average balance of our foreign currency denominated assets and Yen's value against relevant foreign currencies.

Yen's exchange rates against the U.S dollar as of March 31, 2003 and March 31, 2004 were 120.20 yen and 105.69 yen, respectively.

For the year ended March 31, 2003, we had losses on sales of marketable securities in the amount of ¥22 million and other-than-temporary losses on marketable securities in the amount of ¥1,561 million. The other-than temporary losses arose mainly from our holdings of equity securities in the Japanese banking sector and were calculated based on market prices at year-end. Losses are recognized, as other-than-temporary, when declines in the fair value of an individual security have been more than 20% below the carrying amount for six months. For the year ended March 31, 2004, we had gains on sales of marketable securities in the amount of ¥818 million and other-than-temporary losses on marketable securities in the amount of ¥2 million. The increases in the value of marketable securities derived mainly from a sharp recovery in the domestic stock market as compared to the previous fiscal year.

For our other income, net for the year ended March 31, 2004 was ¥417 million, while for our other income, net for the year ended March 31, 2003 was ¥69 million. This was mainly because Nidec Tosok Corporation abolished the tax qualified pension plan on March 31, 2003 and adopted the defined contribution pension plan from April 1, 2003 instead. As a result, Nidec Tosok Corporation gained ¥459 million for the year ended March 31, 2004.

Index to Consolidated Financial Statements and Information.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥8,728 million, or 80.0%, from ¥10,911 million for the year ended March 31, 2003 to ¥19,639 million for the year ended March 31, 2004.

Provision for Income Taxes

Our provision for income taxes totaled approximately 5 times from ¥1,053 million for the year ended March 31, 2003 to ¥5,424 million for the year ended March 31, 2004. This was because our effective tax rate increased from 9.7% for the year ended March 31, 2003 to 27.6% for the year ended March 31, 2004.

(*) See Note 18 to the consolidated financial statements included in this annual report.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

For the year ended March 31, 2004, minority interest in income of consolidated subsidiaries was ¥648 million as compared to ¥644 million for the year ended March 31, 2003.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥2,522 million for the year ended March 31, 2004 and equity in net income in our affiliated companies in the amount of ¥1,466 million for the year ended March 31, 2003. This increase was mainly due to an increase in net income of Nidec Copal Corporation and Nidec Copal Electronics Corporation, which were affiliated companies until they became consolidated in January and February 2004.

Net Income

As a result of the foregoing, our net income increased ¥5,409 million, or 50.6%, from ¥10,680 million for the year ended March 31, 2003 to ¥16,089 million for the year ended March 31, 2004.

Index to Consolidated Financial Statements and Information.

Results of Operations – Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net Sales

Our net sales increased ¥38,504 million, or 19.9%, from ¥193,332 million for the year ended March 31, 2002 to ¥231,836 million for the year ended March 31, 2003. This increase was mainly due to the addition of newly consolidated subsidiaries. Net sales of Nidec Tosok Corporation, Nidec-Shimpo Corporation and certain other affiliated companies newly consolidated in February 2002 by increasing our ownership interest, were included in our net sales for only one month for the year ended March 31, 2002 but net sales of these subsidiaries for the entire year ended March 31, 2003 were included in our net sales. The net sales of these newly consolidated subsidiaries for the year ended March 31, 2003 were ¥42,301 million, which consisted of ¥29,179 million to external customers and ¥13,122 million to group companies. Therefore, excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥9,325 million, or 4.9%, from ¥190,715 million for the year ended March 31, 2002 to ¥200,040 million for the year ended March 31, 2003 due primarily to an increase in sales of other small precision brushless DC motors and brushless DC fans. Gross profit was ¥33,890 million for the year ended March 31, 2002 and ¥44,530 million for the year ended March 31, 2003. The gross profit ratio increased from 17.5% for the year ended March 31, 2002 to 19.2% for the year ended March 31, 2003 mainly due to the higher gross profit ratio of our newly consolidated subsidiaries.

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

Index to Consolidated Financial Statements and Information.

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

For the year ended March 31, 2003, we recorded a net foreign exchange loss in the amount of ¥3,511 million, of which ¥2,118 million was recorded at Nidec and ¥622 million at Nidec Philippines Corporation. The loss at Nidec was principally due to the appreciation of the yen against the U.S. dollar, which eroded the yen value of its net foreign currency denominated assets. The loss at Nidec Philippines Corporation was principally due to the appreciation of the yen against the Philippine peso, which eroded Nidec Philippines Corporation’s net yen-denominated borrowings.

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

Index to Consolidated Financial Statements and Information.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have thirteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s 12 consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation, Nidec Tosok Corporation, Nidec Taiwan Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. For the information required by SFAS No. 131, see Note 25 to our consolidated financial statements included in this annual report.

 Nidec Taiwan Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. are newly reportable segments for the year ended March 31, 2004. Segment information for the years ended March 31, 2002 and 2003 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec, Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. apply Japanese GAAP, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec America Corporation applies U.S. GAAP, Nidec (Dalian) Limited applies Chinese accounting principles and Nidec Taiwan Corporation applies Taiwanese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments other than Nidec America Corporation, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the years ended March 31, 2002, 2003 and 2004. The second table shows operating profit or loss by reportable operating segment for the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,
	2002	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 63,205	¥ 65,248	¥ 60,316	$ 570,688
Intrasegments revenues	61,679	63,916	58,320	551,802

Sub total	124,884	129,164	118,636	1,122,490
Nidec Singapore
External revenues	48,115	46,708	36,668	346,939
Intrasegments revenues	3,254	3,851	3,081	29,151

Sub total	51,369	50,559	39,749	376,090
Nidec Electronics (Thailand)
External revenues	14,787	20,484	33,003	312,262
Intrasegments revenues	23,109	21,256	17,794	168,361

Sub total	37,896	41,740	50,797	480,623
Nidec Philippines
External revenues	5,220	3,602	1,511	14,297
Intrasegments revenues	19,816	18,838	22,117	209,263

Sub total	25,036	22,440	23,628	223,560

Index to Consolidated Financial Statements and Information.
	Year ended March 31,
	2002	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Nidec America
External revenues	7,487	6,075	3,564	33,721
Intrasegments revenues	539	1,398	1,430	13,530

Sub total	8,026	7,473	4,994	47,251
Nidec Power Motor
External revenues	9,345	9,116	7,986	75,561
Intrasegments revenues	31	93	147	1,391

Sub total	9,376	9,209	8,133	76,952
Nidec (Dalian)
External revenues	17	48	112	1,060
Intrasegments revenues	24,070	27,523	31,270	295,865

Sub total	24,087	27,571	31,382	296,925
Nidec Shibaura
External revenues	16,192	15,138	15,767	149,181
Intrasegments revenues	2,479	2,966	4,429	41,906

Sub total	18,671	18,104	20,196	191,087
Nidec Tosok
External revenues	1,615	18,933	21,211	200,691
Intrasegments revenues	139	565	666	6,301

Sub total	1,754	19,498	21,877	206,992
Nidec Taiwan
External revenues	3,661	8,921	12,492	118,195
Intrasegments revenues	1,470	1,625	1,113	10,531

Sub total	5,131	10,546	13,605	128,726
Nidec Copal
External revenues	-	-	9,146	86,536
Intrasegments revenues	-	-	1,384	13,095

Sub total	-	-	10,530	99,631
Nidec Copal Electronics
External revenues	-	-	2,854	27,003
Intrasegments revenues	-	-	372	3,520

Sub total	-	-	3,226	30,523
Sankyo Seiki
External revenues	-	-	7,779	73,602
Intrasegments revenues	-	-	3,641	34,450

Sub total	-	-	11,420	108,052
All Others
External revenues	22,672	37,157	67,121	635,074
Intrasegments revenues	39,760	54,846	66,133	625,726

Sub total	62,432	92,003	133,254	1,260,800
Total
External revenues	192,316	231,430	279,530	2,644,810
Intrasegments revenues	176,346	196,877	211,897	2,004,892

Adjustments(*)	1,016	406	(2,033)	(19,235)
Intrasegments elimination	(176,346)	(196,877)	(211,897)	(2,004,892)

Consolidated total (net sales)	¥ 193,332	¥ 231,836	¥ 277,497	$ 2,625,575

(*) See Note 25 to the consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

	Year ended March 31,
	2002	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 4,101	¥ 3,521	¥ 1,483	$ 14,032
Nidec Singapore	1,963	2,020	2,489	23,550
Nidec Electronics (Thailand)	1,578	3,179	8,590	81,275
Nidec Philippines	2,485	1,212	1,422	13,454
Nidec America	(680)	165	279	2,640
Nidec Power Motor	187	488	251	2,375
Nidec (Dalian)	1,778	3,001	2,486	23,522
Nidec Shibaura	279	(134)	801	7,579
Nidec Tosok	90	689	1,450	13,719
Nidec Taiwan	219	343	362	3,425
Nidec Copal	-	-	586	5,544
Nidec Copal Electronics	-	-	307	2,905
Sankyo Seiki	-	-	(2,581)	(24,420)
All Others	2,979	4,107	7,344	69,486

Total	14,979	18,591	25,269	239,086

Adjustments (*)	(4,507)	(2,187)	(3,254)	(30,788)

Consolidated total	¥ 10,472	¥ 16,404	¥ 22,015	$ 208,298

 (*) See Note 25 to the consolidated financial statements included in this annual report.

Net sales of Nidec decreased 8.2% from ¥129,164 million for the year ended March 31, 2003 to ¥118,636 million for the year ended March 31, 2004. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors due to a change in sales methods for some overseas customers. Sales to some overseas customers that were previously made through Nidec are now made through direct transactions between our overseas subsidiaries and customers. Operating profit of Nidec decreased 57.9% from ¥3,521 million for the year ended March 31, 2003 to ¥1,483 million for the year ended March 31, 2004 reflecting the decrease in sales of hard disk drives spindle motors and an increase in research and development expenses.

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

.Net sales of Nidec Singapore Pte. Ltd. decreased 21.4% from ¥50,559 million for the year ended March 31, 2003 to ¥39,749 million for the year ended March 31, 2004 due to a delay of our response to a change in product specification of fluid dynamic bearing motors by a main customer. However, operating profit of Nidec Singapore Pte. Ltd. increased 23.2% from ¥2,020 million for the year ended March 31, 2003 to ¥2,489 million for the year ended March 31, 2004 due primarily to an increase in sales from the profitable manufacturing division by 13.5%.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec Singapore Pte. Ltd. decreased 1.6% from ¥51,369 million for the year ended March 31, 2002 to ¥50,559 million for the year ended March 31, 2003 due primarily to the appreciation of the yen by approximately 2.5%, offset by an increase in sales denominated in U.S. dollars by 1.0%. Operating profit of Nidec Singapore Pte. Ltd. increased 2.9% from ¥1,963 million for the year ended March 31, 2002 to ¥2,020 million for the year ended March 31, 2003 mainly due to improvement in production efficiency in small precision ball bearing motors.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 21.7% from ¥41,740 million for the year ended March 31, 2003 to ¥50,797 million for the year ended March 31, 2004 due to an increase in sales of fluid dynamic bearing motors to main customers. Operating profit increased 170.2% from ¥3,179 million for the year ended March 31, 2003 to ¥8,590 million for the year ended March 31, 2004 due primarily to the increase in sales and improvements in cost efficiency in mass production.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 10.1% from ¥37,896 million for the year ended March 31, 2002 to ¥41,740 million for the year ended March 31, 2003 due to an increase in sales of fluid dynamic bearing motors to main customers. Operating profit increased 101.5% from ¥1,578 million for the year ended March 31, 2002 to ¥3,179 million for the year ended March 31, 2003 due primarily to a successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of Nidec Philippines Corporation increased 5.3% from ¥22,440 million for the year ended March 31, 2003 to ¥23,628 million for the year ended March 31, 2004 due to a successful shift to fluid dynamic bearing motors from ball bearing motors. Operating profit of Nidec Philippines Corporation increased 17.3% from ¥1,212 million for the year ended March 31, 2003 to ¥1,422 million for the year ended March 31, 2004 due to the increase in sales and an improvement in production efficiency of parts for fluid dynamic bearing motors.

Net sales of Nidec Philippines Corporation decreased 10.4% from ¥25,036 million for the year ended March 31, 2002 to ¥22,440 million for the year ended March 31, 2003 due to the decreased sales of ball bearing motors despite a rapid shift of production from ball bearing motors to fluid dynamic bearing motors. Operating profit of Nidec Philippines Corporation fell 51.2% from ¥2,485 million for the year ended March 31, 2002 to ¥1,212 million for the year ended March 31, 2003 due to decreased sales of ball bearing motors and increased depreciation of capital investment for the production of fluid dynamic bearing motors.

Net sales of Nidec America Corporation decreased 33.2% from ¥7,473 million for the year ended March 31, 2003 to ¥4,994 million for the year ended March 31, 2004 mainly due to a decrease in sales of fan motors used in microprocessor cooling units by a change in sales routes. Sales to a main customer that were previously made through Nidec America Corporation are now made directly from Japan. However, operating profit of Nidec America Corporation increased 69.1% from ¥165 million for the year ended March 31, 2003 to ¥279 million for the year ended March 31, 2004. This was mainly due to a decrease in selling, general and administrative expenses by the withdrawal from the unprofitable power supplies business.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec America Corporation decreased 6.9% from ¥8,026 million for the year ended March 31, 2002 to ¥7,473 million for the year ended March 31, 2003 due to decreased sales of fan motors and the withdrawal from the power supplies business. Although Nidec America Corporation recorded an operating loss of ¥680 million for the year ended March 31, 2002, it had operating profit of ¥165 million for the year ended March 31, 2003. This was mainly due to increased domestic manufacturing of high-margin fan products despite decreased sales of low-margin imported fan motors and the withdrawal from the unprofitable power supplies business.

Net sales of Nidec Power Motor Corporation decreased 11.7% from ¥9,209 million for the year ended March 31, 2003 to ¥8,133 million for the year ended March 31, 2004 due to sluggish demand for AC motors across industries and a price war as a result of severe competition. Operating profit of Nidec Power Motor Corporation decreased 48.6% from ¥488 million for the year ended March 31, 2003 to ¥251 million for the year ended March 31, 2004 due to the decrease in sales and an increase in personnel expenses.

Net sales of Nidec Power Motor Corporation decreased 1.8% from ¥9,376 million for the year ended March 31, 2002 to ¥9,209 million for the year ended March 31, 2003 due to sluggish demand for AC motors across industries. However, operating profit of Nidec Power Motor Corporation increased 161.0% from ¥187 million for the year ended March 31, 2002 to ¥488 million for the year ended March 31, 2003 due to the shift of production to China and domestic cost reduction activities.

Net sales of Nidec (Dailian) Limited increased 13.8% from ¥27,571 million for the year ended March 31, 2003 to ¥31,382 million for the year ended March 31, 2004 due to an increase in customer demand for DC motors for notebook-type PCs. However, operating profit decreased 17.2% from ¥3,001 million for the year ended March 31, 2003 to ¥2,486 million for the year ended March 31, 2004. The major reason for this decrease in operating profit came from a delay in cost improvements and a drop in sales prices.

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

Net sales of Nidec Shibaura Corporation increased 11.6% from ¥18,104 million for the year ended March 31, 2003 to ¥20,196 million for the year ended March 31, 2004 due to an increase in sales of machines. Although Nidec Shibaura Corporation recorded an operating loss of ¥134 million for the year ended March 31, 2003, it had operating profit of ¥801 million for the year ended March 31, 2004 mainly due to a decrease in the write-off of obsolete inventory.

Net sales of Nidec Shibaura Corporation decreased 3.0% from ¥18,671 million for the year ended March 31, 2002 to ¥18,104 million for the year ended March 31, 2003 due to the curtailment of the electric tools business. After recording operating profit of ¥279 million for the year ended March 31, 2002, Nidec Shibaura Corporation had a loss of ¥134 million for the year ended March 31, 2003. This decline in profits was mainly due to the write-off of obsolete inventory.

Net sales of Nidec Tosok Corporation increased 12.2% from ¥19,498 million for the year ended March 31, 2003 to ¥21,877 million for the year ended March 31, 2004 due to an increase in sales of automobile parts and instruments for testing. Operating profit increased 110.4% from ¥689 million for the year ended March 31, 2003 to ¥1,450 million for the year ended March 31, 2004 due primarily to an increase in sales and production shift to overseas countries.

Net sales and operating profit of Nidec Tosok Corporation were ¥1,754 million and ¥90 million for the year ended March 31, 2002 and ¥19,498 million and ¥689 million for the year ended March 31, 2003, respectively. Nidec Tosok Corporation has been consolidated since February 2002.

Net sales of Nidec Taiwan Corporation increased 29.0% from ¥10,546 million for the year ended March 31, 2003 to ¥13,605 million for the year ended March 31, 2004 due to an increase in customer demand for DC fans and DC motors. However, operating profit increased only 5.5% from ¥343 million for the year ended March 31, 2003 to ¥362 million for the year ended March 31, 2004 due to a drop in unit price of DC fans.

Index to Consolidated Financial Statements and Information.

Net sales and operating profit of Nidec Copal Corporation were ¥10,530 million and ¥586 million for the year ended March 31, 2004. Nidec Copal Corporation has been consolidated since February 2004.

Net sales and operating profit of Nidec Copal Electronics Corporation were ¥3,226 million and ¥307 million for the year ended March 31, 2004. Nidec Copal Electronics Corporation has been consolidated since January 2004.

Net sales and an operating loss of Sankyo Seiki Mfg. Co., Ltd. were ¥11,420 million and ¥2,581 million for the year ended March 31, 2004. Sankyo Seiki Mfg. Co., Ltd. has been consolidated since February 2004. It recorded significant loss due to the expenses for restructuring of factories in March 2004.

Within the All Others segment, net sales increased 44.8% from ¥92,003 million for the year ended March 31, 2003 to ¥133,254 million for the year ended March 31, 2004. Operating profit also increased 78.8% from ¥4,107 million for the year ended March 31, 2003 to ¥7,344 million for the year ended March 31, 2004. The net sales and operating profits of our newly consolidated subsidiaries other than Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. were ¥24,781 million and ¥413 million for the year ended March 31, 2004, respectively, and were included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales and operating profit increased ¥16,470 million and ¥2,824 million, respectively, mainly due to the expansion and improvement of profitability in Nidec (Dongguan) Corporation and Nidec Shibaura (Zhejiang) Co., Ltd.

Within the All Others segment, net sales increased 47.4% from ¥62,432 million for the year ended March 31, 2002 to ¥92,003 million for the year ended March 31, 2003. Operating profit also increased 37.9% from ¥2,979 million for the year ended March 31, 2002 to ¥4,107 million for the year ended March 31, 2003. In February 2002, Nidec acquired over 50% ownership in Nidec-Shimpo Corporation, Nidec-Read Corporation, Nidec Tosok Corporation and certain other affiliated companies, and these companies were consolidated from their respective acquisition dates. The net sales and operating profit of these companies other than Nidec Tosok Corporation were ¥1,132 million and ¥162 million for the year ended March 31, 2002 and ¥24,977 million and ¥2,242 million for the year ended March 31, 2003, respectively, and were included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥5,726 million mainly due to increased sales in Nidec Hi-Tech Motor (Thailand), and operating profit decreased ¥1,076 million mainly due to decreased profit in Nidec Machinery Corporation and a loss at Nidec (Zheijiang) Corporation.

Index to Consolidated Financial Statements and Information.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. The adoption of FAS No. 143 did not have a material impact on our results of operations and financial position.

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No.00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of this standard did not have a material impact on its results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are effective for us on July 1, 2003. We have completed its evaluation of the impact of FIN 46 and has not identified any variable interest entities which would require consolidation as a result of implementing the new standard.

In December 2003, the FASB issued revised FIN No. 46 (“FIN No. 46R”), which replaces FIN No. 46. FIN No. 46R retains many of the basic concepts introduced in FIN No. 46; however, it also introduces a new scope exception for certain types of entities that qualify as a “business” as defined in FIN No. 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary, and includes new guidance for assessing variable interests. The adoption of FIN No. 46R did not have an impact on our results of operations and financial position or impact the way we had previously accounted for VIEs.

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. We are currently evaluating the impact of adopting this new pronouncement. The adoption of SFAS No.149 did not have an impact on our results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No.150 did not have a significant impact on our results of operations and financial position.

In November 2003, the Emerging Issues Task Force reached consensus on paragraph 18 of Issue No.03-01 (“EITF 03-01”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-01 requires that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No.115. “Accounting for Certain Investments in Debt and Equity Securities” and SFAS No.124,”Accounting for Certain Investments Held by Not-for-Profit Organizations” that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. We adopted EITF 03-01 in March 2004. However, it did not have a material impact on our results of operations and financial position.

Index to Consolidated Financial Statements and Information.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. The standard requires that companies provide additional disclosures about the types of plan assets, investment strategy, plan obligations, cash flows and components of periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of the new FAS No. 132, Note 15, pension and severance plans has been expanded to include the new disclosures requirements as of and for the year ended March 31, 2004.

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

Inventories

Our inventories, which consist primarily of finished products such as hard disk drive spindle motors, are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We did not record significant inventory write-offs during the years ended March 31, 2003 or 2004. We may have to recognize large amounts of inventory write-downs as a result of an unexpected decline in market conditions, changes in demand or changes in our product line.

Other-than-temporary Losses on Marketable Securities

We review the market value of our marketable securities at the end of each fiscal quarter. Our marketable securities consist of available-for-sale securities and investments in listed subsidiaries. Other-than-temporary losses on individual marketable securities are charged to income in the period as incurred. Losses on available-for-sale securities are classified as other-than-temporary based on the length of time and the extent to which the fair value has been less than the carrying amount. When the carrying amount of the equity-method investment exceeds their quoted market value at the end of each period, we write down such investment to the market value if the decline in fair value below the carrying amount is considered other-than-temporary. In determining if a decline in the fair value of equity-method investment is other-than-temporary, we take into consideration the length of time and the extent to which the fair value has been less than the carrying amount, the financial condition and estimated future profitability of the company. The fair value of marketable securities is based on quoted market prices. Our management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of underlying companies and prevailing market conditions in which these companies operate to determine if our investment in each of these companies is impaired and whether the impairment is other-than-temporary.

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

As of March 31, 2003 and 2004, the estimated fair value of our marketable securities was ¥4,569 million and ¥17,839 million, respectively. We recorded loss on marketable securities in the amount of ¥1,583 million and gain in the amount of ¥816 million for the years ended March 31, 2003 and 2004, respectively.

Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2004, sales to our six largest customers represented approximately 40% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2004, six customers represented ¥23.6 billion, or 24%, of our gross accounts receivable. In addition, during economic downturns, certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥465 million as of March 31, 2003 and ¥623 million as of March 31, 2004. Our trade notes and accounts receivable balance was ¥113,940 million, net of allowance for doubtful accounts, as of March 31, 2004.

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2004 we had deferred tax assets in the amount of ¥14,061 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥20,765 million as of March 31, 2004, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Index to Consolidated Financial Statements and Information.

Impairment of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment, comprised approximately 30% of our total assets as of March 31, 2004. We carefully monitor the appropriateness of the estimated useful lives of these assets. Whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we review the respective assets for impairment. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix or in our intended use of these assets may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

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

When we determine that the carrying value of goodwill and other intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥28,078 million as of March 31, 2004.

Index to Consolidated Financial Statements and Information.

Pension Plans

We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions.” For periodic pension calculation, we are required to assume some components, which include expected return on plan assets, discount rate, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. We assume a rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have an impact on our net periodic pension cost. For example, a significant assumption used in determining our accrued pension and severance costs are the expected weighted-average rate of return on plan assets.

The following table shows the sensitivity to a change in the expected return on plan assets, provided that holding all other assumptions constant, for Japanese pension plans as of March 31, 2004.

Yen in millions
Change in assumption	Pre-tax pension expense	Equity (Net of tax)
50 basis point increase/decrease in expected return on plan assets	-/+ 41	+/- 24

Index to Consolidated Financial Statements and Information.

B. Liquidity and Capital Resources

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

We fund our growth primarily with funds generated from operations, proceeds from issuances of  new shares, unsecured bonds, including convertible bonds, and borrowings from banks. We believe that these funding sources, as well as future sources of external funding, will be sufficient to meet our capital requirements for the current fiscal year. The uses of funds raised are capital expenditure, investment in and financing of affiliated companies and repayments of borrowing from banks. We will implement additional funding programs as the need arises to further strengthen our capital base, and thus enhance the balance between borrowings and equity capital. Part of the fund raised going forward will be reserved and utilized for future M&A operations.

During fiscal 2003, we issued Euro convertible bonds of ¥30 billion. We used the proceeds for the issuance of our shares to shareholders of Sankyo Seiki, the purchase of Sankyo Seiki’s shares and the issuance of our shares to shareholders of Nidec Copal Corporation. Also, in June 2004, we issued 5,750,000 shares of common stock in a public offering in Japan, and received proceeds in the amount of ¥63,799 million.  Of such proceeds, we plan to use approximately ¥38,351 million for additional investments in our equity method affiliates, ¥2,649 million for investments in factories and equipment in Japan and overseas, including Thailand, China and the Philippines, and the remainder for repayment of certain of our indebtedness. We intend to obtain significant amount of cash through offerings of securities  as necessary in the future.

We actively seek to implement group financing schemes within Nidec Group in order to improve our cash efficiencies on a consolidated basis and reduce capital costs. For example, our subsidiaries actively repay loans with higher interest rates from banks and we extends loans with lower interest rates to these subsidiaries. We work to reduce finance costs on a consolidated basis by thoroughly reviewing and managing the group’s finance costs and allocating surplus cash effectively within the group through balancing cash flows and investment activities including mergers and acquisitions.

Total assets increased by ¥185,954 million from ¥257,932 million for the year ended March 31, 2003 to ¥443,886 million for the year ended March 31, 2004. Total assets of newly consolidated subsidiaries such as Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other companies were ¥199,131 million. Excluding the contribution from these newly consolidated subsidiaries, total assets decreased by ¥13,177 million to ¥244,755 million for the year ended March 31, 2004. This is due to a reduction of investments in and advances to affiliates because these three companies became more than 50% owned subsidiaries despite the increase in property, plant and equipment

Total liabilities increased by ¥124,442 million to ¥284,709 million as of March 31, 2004. Total liabilities of newly consolidated subsidiaries described above were ¥87,652 million. Excluding the liabilities of these newly consolidated subsidiaries, total liabilities increased by ¥36,790 million from ¥160,267 million for the year ended March 31, 2003 to ¥197,057 million for the year ended March 31, 2004. The main reason was due to proceeds from issuance of yen denominated zero coupon convertible bonds. In addition, short-term borrowings and long-term debt increased.

Working capital, defined as current assets less current liabilities, increased by ¥51,483 million to ¥39,621 million as of March 31, 2004 as compared to March 31, 2003. Working capital of newly consolidated subsidiaries described above was ¥61,137 million. Excluding the contribution from these newly consolidated subsidiaries, working capital decreased from negative ¥11,862 million to negative ¥21,516 million. This was due primarily to the increase in short-term borrowings because we funded a great portion of our operations through short-term borrowings from banks that offer relatively lower interest rates than long-term debt.

Index to Consolidated Financial Statements and Information.

The receivable turnover ratio is calculated by dividing net sales for the year ended March 31 by the year-end trade notes and accounts receivable balance. Excluding the contribution from these newly consolidated subsidiaries, our receivable turnover ratio was 4.0 for the year ended March 31, 2004, compared to 3.9 for the year ended March 31, 2003. The inventory turnover ratio is calculated by dividing cost of products sold for the year ended March 31 by the year-end inventory balance. Excluding the contribution from these newly consolidated subsidiaries, our inventory turnover ratio was 9.1 for the year ended March 31, 2004, compared to 11.0 for the year ended March 31, 2003. We had been trying to reduce production levels to enable us to move excess inventory and avoid write-offs but did not reach satisfactory results during this term.

Total shareholder’s equity increased by ¥21,489 million, or 24.3%, from ¥88,557million for the year ended March 31, 2003 to ¥110,046 million for the year ended March 31, 2004. This increase was mainly due to increases in retained earnings of ¥14,179 million and 582,990 new shares issued upon shares exchange with Nidec-Shimpo Corporation of ¥3,495 million. The ratio of stockholders’ equity to total assets decreased from 34.3% as of March 31, 2003 to 24.8% as of March 31, 2004 mainly due to increases in yen denominated zero coupon convertible bonds, short-term borrowings and minority interest in consolidated subsidiaries.

Index to Consolidated Financial Statements and Information.

Cash Flows

Net cash provided by operating activities increased ¥7,122 million from ¥24,288 million for the year ended March 31, 2003 to ¥31,410 million for the year ended March 31, 2004 mainly due to increases in net income of ¥5,409 million and depreciation of ¥1,411 million. Depreciation increased mainly due to continuous investments in machinery and equipment for production of fluid dynamic bearing motors. Other non-cash P/L items or increase/decrease of current assets and liabilities did not significantly affect the total.

Net cash provided by operating activities was ¥24,288 million for the year ended March 31, 2003, compared with ¥21,263 million for the year ended March 31, 2002. Besides higher net income, the increase was principally due to an increase in depreciation and notes and accounts payable despite an increase in equity in net income of affiliated companies and accrued income taxes. Depreciation increased mainly due to investments in machinery and equipment for production of fluid dynamic bearing motors. An increase in notes and accounts receivables of ¥1,004 million in the year ended March 31, 2003 and ¥2,050 million in the year ended March 31, 2002 negatively affected cash flow from operating activities in both periods.

Net cash used in investing activities decreased ¥2,046 million from ¥23,179 million for the year ended March 31, 2003 to ¥21,133 million for the year ended March 31, 2004. This decrease was mainly due to increases in acquisition of consolidated subsidiaries, net of cash acquired, of ¥16,435 million and investments in and advances to affiliated companies of ¥14,114 million by acquiring stake in newly consolidated subsidiaries after adding investments to affiliated companies. We focused consistently on investments in facilities equipment mainly for our production of fluid dynamic bearing motors. The additions to property, plant and equipment for the years ended March 31, 2003 and 2004 were ¥21,715 million and ¥22,631 million, respectively.

Net cash used in investing activities was ¥23,179 million for the year ended March 31, 2003, compared with ¥15,669 million for the year ended March 31, 2002. This increase was mainly due to an increase in our total expenditures for property, plant and equipment. For the years ended March 31, 2002 and 2003, we focused consistently on investments in facilities equipment mainly for our production of fluid dynamic bearing motors. Besides payments for additional investments in subsidiaries, net of cash acquired was ¥672 million for the year ended March 31, 2003 compared with proceeds for additional investments in subsidiaries in the amount of ¥2,962 million for the year ended March 31, 2002.

As a result of these factors, our net cash flow (the difference between cash provided by operating activities and cash used in investing activities) increased ¥9,168 million from ¥1,109 million for the year ended March 31, 2003 to ¥10,277 million for the year ended March 31, 2004.

Net cash provided by financing activities was ¥32,494 million for the year ended March 31, 2004, while net cash used in financing activities was ¥4,163 million for the year ended March 31, 2003. This increase in net cash provided by financing activities of ¥36,657 million came from proceeds from issuance of yen denominated zero coupon convertible bonds with stock acquisition rights of ¥30,873 million and a decrease in repayments of long-term debts of ¥8,498 million. The face value of such zero coupon convertible bonds was ¥30,000 million and the issue price was 103.00% of the face value. Concerning stock acquisition rights, the conversion price per share is ¥13,905 and the number of shares issuable upon conversion of bonds at the initial conversion price is 2,222,222.

Net cash used in financing activities was ¥4,163 million for the year ended March 31, 2003, while net cash provided by financing activities was ¥1,536 million for the year ended March 31, 2002. This was mainly due to the net repayment of long-term debt in the amount of ¥10,745 million for the year ended March 31, 2003, compared with an increase of ¥114 million for the year ended March 31, 2002. On the contrary, an increase in short-term borrowings was ¥8,844 million for the year ended March 31, 2003 and ¥ 4,105 million for the year ended March 31, 2002.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥40,353 million from ¥33,039 million as of March 31, 2003 to ¥73,392 million as of March 31, 2004.

Index to Consolidated Financial Statements and Information.

Our capital commitments as of March 31, 2004 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets decreased from approximately ¥6,159 million on March 31, 2003 to approximately ¥5,948 million on March 31, 2004, and from approximately ¥9,007 million on March 31, 2002 to approximately ¥6,159 million on March 31, 2003, respectively. Each decrease is due mainly to a reduction in investments in facilities equipment compared to the previous year. See Note 20 to our consolidated financial statements included in this annual report. We expect to make capital expenditures in addition to those for which we have outstanding commitments.

Annual maturities on long-term debt and lease obligations during the next five years are as follows:

Year ending March 31,	(Yen in millions)	(U.S. dollars in thousands)
2005	¥2,653	$25,102
2006	11,233	106,282
2007	1,142	10,805
2008	1,249	11,818
2009	31,236	295,544
2010 and thereafter	165	1,561

Index to Consolidated Financial Statements and Information.

C. Research and Development, Patents and Licenses, etc.

An important requirement for success in the highly competitive markets we serve is the ability to supply products that consistently embody leading edge technology and quality. Given that the competition has been intensifying, one of the major aims of our research and development activities in recent years has been to reduce the cost of design, without affecting the quality of our products. Nidec employs approximately 1,655 people, who are engaged in research and development mainly in Japan as well as in the United States and Singapore as of March 31, 2004. Our position as the leading supplier of hard disk drive spindle motors to the major hard disk drive manufacturers provides us with access to the most current information in the industry which we immediately incorporate into our research and development activities. As a result, we can quickly develop products that match the precise needs of each customer.

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

In January and February 2004, Nidec Copal, Nidec Copal Electronics and Sankyo Seiki became our subsidiaries. Nidec Copal holds overwhelming market share in shutters for digital cameras and has been carrying out development of shutters and lens units. It has developed vibration motors for mobile phones and laboratory systems equipment among industrial equipment related products of the Company. Nidec Copal Electronics has developed ultra-precision fixed resistors for its circuit parts business and coreless type polygon laser scanners for its actuator business. It has also promoted development of sensors for its pressure sensor business, mainly for the semiconductor equipment industry. Sankyo Seiki has developed intelligent mechanism products, which have merged fine mechatronics and software, coupled with development of ultra-precision processing technology. These include research and development of each of the following fields of multimedia equipment, information accessory equipment such as computers, industrial equipment, home electronics and housing equipment.

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

Index to Consolidated Financial Statements and Information.

•

the improvement of analysis and material technologies, including by (1) improving technologies for investigating the impact of spindle motors on hard disks, (2) improving the cleanliness of materials and of manufacturing technology and (3) research into the development of uses of new materials for spindle motors;

•

the development of spindle motors smaller than a 1 inch disc, used for digital still cameras, selected mobile phones, car navigation systems and digital video cameras

•

the development and improvement of spindle motors for DVDs;

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

•

the development of gear reducers, including additional lines of gear reducers tailored for the American and Asian markets;

•

Series production of shutters, IC card printers and patch units of related products by Nidec Copal;

•

Development of ultra precision fixed resistors, coreless type polygon laser scanners and sensors mainly for the semiconductor equipment industry by Nidec Copal Electronics; and

•

Development of stepping motors for downsizing of the digital camera market, development products and accessory equipment, applying card reader technology, liquid crystal substrate robots, energy saving models of core actuators corresponding to the needs of customers by Sankyo Seiki.

The core of our research and development activities is our Central Laboratory, located at our headquarters in Kyoto. In addition to basic and applied research focused on long-term perspectives, the Central Laboratory supports the development of products that incorporate the latest technology. Market requirements are becoming more demanding. To respond to them reliably and promptly, we have established research and development bases in various countries and regions. We operate technical centers most notably in Kyoto, and also in Shiga, Nagano and Tottori Prefectures in Japan. These operations carry out research and development relating not only to new product development, but also to the improvement of quality and production technology for existing products.

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

Index to Consolidated Financial Statements and Information.

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

In addition to its motor business, Nidec Copal operates technology development centers in Itabashi, Tokyo and Koriyama, Fukushima Prefecture. Nidec Copal Electronics has technology development centers in Irima, Saitama Prefecture, Tajiri, Miyagi Prefecture and Sano, Tochigi Prefecture. Sankyo Seiki operates its technology development centers in Shimosuwa, Komagane and Chino in Nagano Prefecture and Itabashi, Tokyo.

We incurred research and development expenses of ¥5,727 million for the year ended March 31, 2002, ¥6,824 million for the year ended March 31, 2003 and ¥8,751 million for the year ended March 31, 2004. Much of our research and development is conducted by our domestic subsidiaries, which are then reimbursed for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥15,000 million on research and development in the year ending March 31, 2005 due to an increase of consolidated subsidiaries such as Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd.. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥750 million ($7,096 thousand) at March 31, 2004. These contingent liabilities primarily relate to ’ our guarantee of affiliated companies’ borrowings from banks. On April 2002,  our consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, its subconstractor of , totaling ¥309 million ($2,924 thousand) in order to provide funds for Okaya Seiken’s manufacturing facilities in Vietnam.

 Also, we have guaranteed approximately ¥441 million ($4,173thousand) of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount  our obligation to make future payments in the event of default is approximately ¥441 million ($4,173thousand).

Index to Consolidated Financial Statements and Information.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2004.

	(Yen in millions)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	¥ 47,678	¥ 2,653	¥ 12,377	¥ 32,485	¥ 163
Capital Lease Obligations	3,147	1,003	1,087	1,000	57
Operating Leases	734	127	104	52	451
Purchase Commitments for Fixed Aseets	5,948	5,948	-	-	-

Total Contractual Cash Obligations	¥ 57,507	¥ 9,731	¥ 13,568	¥ 33,537	¥ 671

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1-3 years	4-5 years	Over 5 years
Guarantees	¥ 750	¥ 18	¥ 100	¥ 99	¥ 533
Total Commercial Commitments	¥ 750	¥ 18	¥ 100	¥ 99	¥ 533

	(U.S.dollars in thousands)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	$ 451,111	$ 25,102	$ 117,106	$ 307,361	$ 1,542
Capital Lease Obligations	29,776	9,490	10,285	9,462	539
Operating Leases	6,945	1,202	984	492	4,267
Purchase Commitments for Fixed Aseets	56,278	56,278	-	-	-

Total Contractual Cash Obligations	$ 544,110	$ 92,072	$ 128,375	$ 317,315	$ 6,348

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1-3 years	4-5 years	Over 5 years
Guarantees	$ 7,096	$ 170	$ 946	$ 937	$5,043
Total Commercial Commitments	$ 7,096	$ 170	$ 946	$ 937	$5,043

Index to Consolidated Financial Statements and Information.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table provides information about our Directors, Executive Officers and Corporate Auditors as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31,2004	Percentage of common stock outstanding as of March 31, 2004
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	June 2005	11,707	18.0%
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Director	March 28, 1949	June 2005	118	*
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	June 2005	8	*
Kenji Sawamura	Senior Managing Director	February 15, 1942	June 2005	2	*
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	June 2005	133	*
Yoshiharu Kinugawa	Managing Director	March 5, 1947	June 2005	60	*
Seizaburo Kawaguchi	Managing Director	October 27, 1953	June 2005	11	*
Toshihiro Kimura	Director	July 2, 1953	June 2005	13	*
Seiichi Hattori	Director	December 30, 1953	June 2005	10	*
Tetsuo Inoue	Director	June 22, 1948	June 2005	3	*
Satoru Kaji	Director	October 4, 1947	June 2005	3	*
Tadaaki Hamada	Director	August 14, 1948	June 2005	-
Takashi Iwata	Director	April 9, 1947	June 2005	0
Kiyoyoshi Takegami	Director	December 28, 1954	June 2005	25
Hideo Asahina	Corporate Auditor	March 28, 1938	June 2007	0	*
Yoichi Ichikawa	Corporate Auditor	April 4, 1935	June 2008	102	*
Tadayoshi Sano	Corporate Auditor	April 13, 1944	June 2007	1	*
Tsutomu Katsuyama	Corporate Auditor	June 5, 1932	June 2007	-	*

_________

Note: The asterisk represents beneficial ownership of less than 1%.

Index to Consolidated Financial Statements and Information.

Shigenobu Nagamori has served as our President, Chief Executive Officer and Representative Director since our establishment in July 1973. In June 1995 he became Chairman and Director of Simpo Industries Co.,Ltd., currently Nidec-Shimpo Corporation, and from October 2003 became Chairman and Representative Director of  Nidec-Shimpo Corporation. He became Chairman and Director of Nidec Tosok Corporation in June 1997 and Nidec-Read Corporation in April 1997. He joined Nidec-Kyori Corporation as Chairman and Representative Director in June 1997. He became Chairman and Director of Nidec Copal Corporation in June 1998. He became Chairman and Representative Director of Nidec Machinery Corporation and Nidec Shibaura Corporation in January 1998 and October 1998, respectively. In June 1999, he also became Chairman and Representative Director of Nidec Shibaura (Zhejiang) Co., Ltd. In October 1999, he became Chairman and Representative Director of Nidec Nemicon Corporation. He became Chairman and Representative Director of Nidec Power Motor Corporation in March 2000. In March 2002, he became Chairman and Representative Director of Nidec System Engineering (Zhejiang) Corporation and in September 2002, Nidec Copal Electronics Corporation. In March 2004, he became Chairman and Representative Director of Sankyo Seiki Mfg. Co., Ltd., Sankyo Shoji Co., Ltd., Sankyo Total Service Co., Ltd., Sankyo Logistics Corporation (the company name was changed from “Sankyo Ryutsu Co., Ltd.” in April 2004), Tokyo Pigeon Co., Ltd. and Nissin Kohki Co., Ltd.

Hiroshi Kobe has served as Executive Vice President, Chief Operating Officer and Director of Nidec Corporation since 2000. He joined Nidec in 1973 and served as Managing Director, Director of Sales, Domestic Business and Senior Managing Director in charge of overall business operations. He is also Chairman and Representative Director of Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd., Nidec Korea Corporation. And he became Chairman and Representative Director of Nidec Electronics GmbH and Nidec (Shanghai) International Trading Co., Ltd. in April 2003. In 2004, he became Chairman and Representative Director of Nidec Philippines Corporation and Nidec Precision Philippines Corporation. He was also appointed to take charge of Sales, Compliance Office, and Risk Management.

Yasunobu Toriyama has served as our Executive Vice President, Chief Financial and Accounting Officer and Director since April 2002. He became our Managing Director in 1996 and has served as General Manager of Administrative Department since then. He became our Senior Managing Director in 1997.  Since 1998 he has been General Manager of various departments, in June 2004 he was appointed to be General Manager of Investor Relations, Public Relations & Advertising, Accounting, Finance and Systems Department.

Kenji Sawamura joined Nidec Corporation in October 1998 as Executive Director (Riji). He became Vice President and Director of Nidec (Dalian) Limited and President and Director of Nidec Precision (Dalian) Limited in July 1999. He became President of Nidec (Dalian) Limited in June 2001. He served as our Senior Managing Director and Chairman and Representative Director of Nidec (Dalian) Limited since April 2002. He became Chairman, C.E.O and Director of  Nidec America Corporation in July 2004. He was also appointed to take charge of DC / FAN motor business, Shiga Technical Center, Tottori Technical Center, Corporate Quality Control, Purchasing Department and Molds Preparation.

Yasuo Hamaguchi became our Managing Director in June 1998, and he was responsible for the spindle motor business since April 2000. He has served as our Senior Managing Director since April 2002. In November 1998, he became Chairman and Representative Director of Nidec Shibaura Electronics (Thailand) Co., Ltd. In April 2003, he became Chairman and Representative Director of Nidec Electronics (Thailand) Co.,Ltd. and Nidec (Zhejiang) Corporation. He became Director of Mineyama Precision Machining Center in May 2003. He became President and Representative Director of Nidec Philippines Corporation in July 2004.

Yoshiharu Kinugawa has served as our Managing Director since June 1993. From Aplil 1997 to March 2000, he served as Director of Corporate Purchasing and Vice Chairman and Representative Director of Koyo Nidec (Dalian) Precision Bearings Co., Ltd. He was responsible for corporate research & development, large DC motor business and fluid dynamic bearing business and served as Manager of our Central Laboratory and Vice Chairman and Director of Nidec Electronics Corporation from 2000 to 2002. In April 2002, he was appointed to be responsible for the research and development of spindle motors and became General Manager of the Central Laboratory, Processing Technology Department and the Mineyama Plant.  He became in charge of Nagano Technical Center in April 2003 and Central Technical Laboratory in May 2003.

Index to Consolidated Financial Statements and Information.

Seizaburo Kawaguchi has served as our Director since June 2000. From March 1989 to March 2003, he served as President and Representative Director of Nidec Singapore Pte. Ltd.  He became President and Representative Director of Nidec Electronics (Thailand) Co., Ltd. in April 2003. He has served as our Managing Director since April 2004.

Toshihiro Kimura has served as our Director since June 1997. From July 1995 to March 2000, he served as President and Director of Nidec (Dalian) Limited. He became the Senior Executive Director of the Shiga Technical Center and General Manager of Project Support Department No.1 and has been responsible for our DC motor business since April 2000. In April 2000 he also became Vice Chairman and Representative Director of Nidec (Dalian) Limited. He became General Manager of Central Technology Laboratory in May 2003. He became Vice Chairman and President of Nidec (Zhejiang) Corporation, and became in charge of Nidec Pinghu City Industrial Park in April 2004.

Seiichi Hattori has served as our Director since June 1999. He was Director of the Sales Department from October 1996 to March 1998. From April 1998 to March 1999, he served as Executive Director of our Sales Department. He was appointed to be in charge of domestic sales in April 2002. He became President and Director of Nidec (H.K.) Co., Ltd. and Nidec (Shanghai) International Trading Co., Ltd. in April 2003.

Tetsuo Inoue has served as our Director since June 2002. He joined Nidec Corporation in December 1999 and has served as General Manager of our Management of Affiliated Companies Department since then.

Satoru Kaji has served as our Director since June 2003. He became Executive Vice President of Nidec America Corporation in January 1994 and Executive Director (Riji) in April 2001. He became General Manager of No. 1 International Sales and Marketing in July 2001 and has been in charge of International Sales and Marketing as General Manager of International Sales Administration since April 2002. In April 2003, he became  President and Representative Director of  Nidec Singapore Pte.Ltd.

Tadaaki Hamada had a previous job in Bank of Tokyo-Mitsubishi, and he joined Nidec in February 2000 as Executive Director (Riji) and has served as General Manager of Corporate Planning since March 2000. From August 2001 to March 2003, he was appointed to be Executive Vice President of Nidec America Corporation. He became General Manager of International Projects Administration in April 2003. He has served as our Director since June 2004.

Takashi Iwata had a previous job in Matsushita Electric Industrial Co., Ltd., and he joined Nidec in December 2003 as Executive Director (Riji) and has served as a General Manager of Accounting Department. He became General Manager of Internal Audit & Management Advisory in April 2004. He has served as our Director since June 2004.

Kiyoyoshi Takegami joined Nidec in April 1978, and has held important job on various section for engineering. He became General Manager of Development of Shiga Factory in April 1991, and from April 1994 to March 2003, he was appointed to be Vice President of Nidec Electronics (Thailand) Co.,Ltd. He became Director of Nagano Technical Center in April 2003.

Hideo Asahina has served as our full-time Corporate Auditor since June 2003. He became Director of Kobe Customs, Ministry of Finance in June 1985 and Finance Minister’s Secretariat Councilor in charge of International Finance Bureau in June 1986.  He became Director of Finance Corporation of Local Public Enterprise in October 1988 and President of Osaka Securities Finance Co., Ltd. in June 1991.  He has been Director General of Commemorative Association for the Japan World Exposition 1970 since July 1996.

Yoichi Ichikawa has served as our full-time Corporate Auditor since June 1998. From January 1995 to March 1998, he served as our General Manager of International Sales Administration Department and during the same period he also served as Chairman and Representative Director of Nidec Electronics (Thailand) Co., Ltd.

Index to Consolidated Financial Statements and Information.

Tadayoshi Sano has served as our full-time Corporate Auditor since June 2003. He joined Nidec in November 1995 and has served as General Manager of Accounting since April 1996 and Executive Director (Riji) since April 1998.

Tsutomu Katsuyama was enrolled in the Kyoto Bar Association and established Tsutomu Katsuyama Law Firm in April 1972. He has been a practicing attorney since then. He served as our Corporate Auditor since June 2003.

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

Corporate Auditors

Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have four corporate auditors: Yoichi Ichikawa, Hideo Asahina, Tadayoshi Sano and Tsutomu Katsuyama. Corporate Auditors, of whom at least one must be from outside our company, are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Three of our Corporate Auditors, Yoichi Ichikawa, Hideo Asahina and Tadayoshi Sano, are full-time Corporate Auditors. Two of our Corporate Auditors, Hideo Asahina and Tsutomu Katsuyama, are from outside the Nidec group. Our four Corporate Auditors form our Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Representative Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as auditors’ policy and methods of investigation of our affairs.

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

B. Compensation.

The aggregate compensation, including bonuses, paid by us to our Directors and Corporate Auditors as a group during the year ended March 31, 2004 was ¥960 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2004, retirement payments in the aggregate amount of ¥175 million were made.

We are currently authorized to issue rights to subscribe for or purchase up to 298,500 shares of our common stock to our directors, corporate auditors and employees for no consideration for the purposes of increasing their incentive and motivation to enhance our business performance and to promote shareholder-oriented management.

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

To our knowledge, as of March 31, 2004 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock:

Shareholders	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding
Shigenobu Nagamori	11,707	18.0%
Mitsubishi Tokyo Financial Group, Inc. and its affiliates (1)	3,269	5.1

__________

(1) As of January 31, 2003, and based on the report filed on that date by Mitsubishi Tokyo Financial Group, Inc. with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of our common stock.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2004, there were 65,017,898 shares of our common stock outstanding held by 10,420 shareholders of record, including 85 shareholders of record with addresses in the United States who held 3,327,527 shares, representing approximately 5.1% of our outstanding common stock as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nidec.

B. Related Party Transactions.

Since April 1, 2003, except as described below, we have not entered into any material transactions with our directors, officers, corporate auditors or their respective family members or enterprises or which they can exert significant influence.

As of March 31, 2004, President Nagamori held of record 9.2% and S. N Kohsan, a business entity indirectly owned by him, held of record 6.8% of our outstanding shares. President Nagamori’s immediate family held an additional 2.0% of our outstanding shares as of the same date.

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

The following table sets forth the year-end and interim dividends paid to holders of record of our common stock for each of the record dates shown.  Yen per share dividend amounts are translated solely for your convenience into U.S. dollars at the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York on the dividend payment date.

Record date	Dividends per share
September 30, 2000	¥7.5	$0.068
March 31, 2001	12.5	0.100
September 30, 2001	15.0	0.126
March 31, 2002	10.0	0.075
September 30, 2002	10.0	0.081
March 31, 2003	15.0	0.126
September 30, 2003	15.0	0.138
March 31, 2004	15.0	0.140

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

Index to Consolidated Financial Statements and Information.

B. Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2004, the date of our last audited financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Osaka Securities Exchange, Co., Ltd. and the First Section of the Tokyo Stock Exchange, Inc. both of which are reserved for larger, established companies.

The following table sets forth, for the periods indicated, the closing high and low sales prices, as adjusted to reflect the 1.1-for-1 stock split that took effect on May 20, 1997 as well as the 2-for-1 stock split that took effect on May 19, 2000 but excepting the 4-for-1 ratio change that took effect on January 1, 2004, and the average daily trading volume of our common stock on the Osaka Securities Exchange, and the closing highs and lows of the Nikkei Stock Average:

	Price Per Share		Average Daily Trading Volume	Nikkei Stock Average
	High	Low		High	Low
Year ended March 31,			(in thousands of shares)
1999	¥ 7,450	¥ 3,105	126	¥ 16,731.92	¥ 12,879.97
2000	14,895	7,500	157	20,706.65	15,972.68
2001	10,200	4,890	112	20,833.21	11,819.70
2002	9,290	3,650	162	14,529.41	10,409.68
2003	9,840	5,500	216	11,979.85	7,862.43
First Quarter	9,840	7,930	221	11,979.85	10,074.56
Second Quarter	8,990	6,080	236	10,960.25	9,075.09
Third Quarter	8,200	5,500	248	9,215.56	8,303.39
Fourth Quarter	7,490	6,240	160	8,790.92	7,862.43
2004
First Quarter	8,300	5,600	186	9,137.14	7,607.88
Second Quarter	9,790	7,850	172	11,033.32	9,265.56
Third Quarter	11,600	9,110	166	11,161.71	9,614.60
Fourth Quarter	11,450	9,760	197	11,770.65	10,365.40
2005
First Quarter	12,480	10,660	967	12,163.89	10,505.05
Calendar period
January 2004	11,450	10,160	217	11,103.10	10,665.15
February 2004	10,800	9,760	180	11,041.92	10,365.40
March 2004	11,280	10,000	195	11,770.65	11,162.75
April 2004	12,480	10,660	243	12,163.89	11,683.42
May 2004	12,100	11,190	219	11,571.34	10,505.05
June 2004	¥ 11,800	¥ 10,810	243	11,884.06	11,027.05

Index to Consolidated Financial Statements and Information.

Our ADSs have been listed on the New York Stock Exchange since September 27, 2001. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our ADSs on the New York Stock Exchange:

	Price Per ADS		Average Daily Trading Volume	Dow Jones Industrial Average
	High	Low		High	Low
Year ended March 31,			(in ADSs)
2002
Third Quarter	$ 14.75	$ 8.48	4,994	$ 10,137.00	$ 8,836.80
Fourth Quarter	18.25	13.06	11,482	10,635.30	9,618.20
2003	19.56	10.94	669	10,381.70	7,286.27
First Quarter	19.56	15.55	1,130	10,381.70	9,120.10
Second Quarter	18.75	12.50	366	9,379.50	7,591.93
Third Quarter	16.31	10.94	717	8,931.68	7,286.27
Fourth Quarter	15.85	13.25	452	8,842.62	7,524.06
2004	25.91	5.73	3,097
First Quarter	17.50	11.75	1,080	9,323.02	8,069.86
Second Quarter	20.89	16.81	2,076	9,686.08	8,871.20
Third Quarter	25.91	20.59	860	10,462.44	9,276.80
Fourth Quarter	26.75	22.90	8,375	10,753.63	10,007.49
2005
First Quarter	28.60	24.10	7,472	10,570.81	9,852.19
Calendar period
January 2004	26.75	23.83	3,050	10,705.18	10,367.41
February 2004	24.74	23.25	7,453	10,753.63	10,434.67
March 2004	26.29	22.90	13,770	10,695.55	10,007.49
April 2004	28.60	25.02	13,033	10,570.81	10,219.18
May 2004	27.50	24.10	3,780	10,386.32	9,852.19
June 2004	$ 27.50	$ 24.82	5,604	$ 10,487.54	$ 10,134.86

* The Ratio of ADS to shares was changed from each ADS representing on share to each ADS representing one-fourth of one share, effective January 1, 2004. Accordingly price per ADS information has been restated for all prior periods presented to reflect this ratio change.

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

General

Our authorized share capital is 240,000,000 shares, of which  65,017,898 shares were issued and outstanding as of March 31, 2004. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights.

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

Shareholders’ Rights to Bring Actions Against Directors

The provisions of Articles 267 through 268-3 of the Japanese Commercial Code constitute the Japanese shareholder derivative action mechanism. The provisions allow any shareholder who has held a share for the previous six months to demand that the corporation take action to protect the company and enforce a director’s duties. Specifically, Article 267 provides that derivative actions may be brought to “enforce the liability of directors” which refers to situations including, but not limited to, that where directors loan money to other directors, engage in self-interested transactions, or violate any law, ordinance or the articles of incorporation. If the board has not instituted an action within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. The Commercial Code provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company “irreparable damage.” In such cases, the shareholder may institute the action immediately, but after having brought the action must notify the company “without delay.” So, for example, if a company might suffer irreparable damage from an illegal act of a director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act.

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

In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter

Transferability of Shares Representing Less Than One Unit. We have made ADS Ratio Change from the ratio of one share of the common stock to the ratio of the one-fourth of one share of the common stock. As a result, the minimum trading unit of the ADS was the ratio of the one-fourth of one share of the common stock. We may not issue share certificates for a number of shares not constituting an integral number of units, except in limited circumstances. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable. Because transfer of ADRs does not require a change in the ownership of the nderlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one minimum unit of the underlying shares are normally prohibited under the unit share system, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

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

Index to Consolidated Financial Statements and Information.

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

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares, as described under “— Japanese Unit Share System” above. In general, under the Japanese Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The resolution under Commercial Code Article 343, Clause 1 is made subject to attendance of shareholders having more than one third of voting rights of the all shareholders and is made by the majority of more than two third of the exercised voting rights. The Japanese Commercial Code and our Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of outstanding shares with voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding voting rights are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Japanese Commercial Code and our Articles of Incorporation provide that a quorum of not less than one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

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

•

a dissolution, merger or consolidation;

Index to Consolidated Financial Statements and Information.

•

a company split;

•

the transfer of the whole or an important part of our business;

•

the taking over of the whole of the business of any other corporation; and

•

any issuance of shares at a “specially favorable” price, any issuance of bonds or debentures with warrants to subscribe for shares with “specially favorable” conditions, or any issuance of warrants to subscribe for shares with “specially favorable” conditions, to persons other than shareholders.

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

Pursuant to the special resolution of our annual general meeting of shareholders held on June 26, 2002, 2,967 subscription warrants, which represent rights to subscribe for 296,700 shares of common stock were issued on May 14, 2003 to our and our subsidiaries’ directors, corporate auditors and employees without consideration for subscription warrants.

Pursuant to the special resolution of the Board of Directors held on September 30, 2004, 15,000 subscription warrants, which represent rights to subscribe for 2,222,222 shares of common stock were issued on October 17, 2003 with the conversion price of ¥13,905 per share, in connection with the public offering of ¥30 billion zero coupon convertible bonds due 2008.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Index to Consolidated Financial Statements and Information.

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

Repurchase by Nidec of Shares

Under the amended Commercial Code which became effective on April 1, 2004, we may acquire our shares for any purposes either by obtaining the authorization of shareholders at an ordinary general shareholders’ meeting or, if our Articles of Incorporation so provide, by resolution of our Board of Directors. In accordance with the amended Commercial Code, we amended our Articles of Incorporation at the ordinary general meeting held on June 23, 2004 to authorize us to acquire our shares for any purposes by resolution of our Board of Directors. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for annual dividend payments at the last closing of our accounts less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital.

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

Index to Consolidated Financial Statements and Information.

American Depositary Receipts

For information regarding American Depositary Receipts and our depositary, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001.

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares with voting rights of a company that is listed on any Japanese stock exchange, or whose shares are traded on an over-the-counter market in Japan, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding of shares with voting rights or of any specified changes set out in any previously-filed reports. For this purpose, shares issuable to such person upon exercise of share subscription warrants, or stock acquisition rights are taken into account in determining both the number of shares with voting rights held by the holder and the issuer’s total issued shares with voting rights. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, to the Japan Securities Dealers Association.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each share, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell shares at such price on a particular trading day, or at all.

On July 21, 2004, the closing price of our shares on the Osaka Securities Exchange was ¥10,030 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement

Over	¥3,000	Less than	¥5,000	¥500
Over	5,000	Less than	10,000	1,000
Over	10,000	Less than	20,000	2,000

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

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

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

United States Federal Income Taxation

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules as discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Nidec out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement descirebed in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Index to Consolidated Financial Statements and Information.

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

Taxation of Capital Gains

Subject to the PFIC rules as discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 before January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

Nidec believes that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.  If Nidec were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain.  Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rat in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.  In addition, dividends that you receive from Nidec will not be eligible for the special tax rates applicable to qualified dividend income if Nidec is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Index to Consolidated Financial Statements and Information.

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

Unless an applicable tax treaty, convention or agreement reduce the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate will applies thereafter) except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Under the new tax treaty between United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004 on an accelerative basis, the withholding tax rate on dividends (those declared on or after July 1, 2004) is 10% for portfolio investors, if they are qualified US residents eligible to enjoy treaty benefits. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-colled preservation doctrine, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes may be assessed against an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

Foreign currency exchange rate risk

Transaction risk

A significant portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar. For the year ended March 31, 2004, our U.S. dollar denominated sales comprised more than 61% of total sales. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, which currently represent in excess of 61.7% of our total costs, we generally have had a significant net long U.S. dollar position. Our principal exposure arises at the level of Nidec which had an excess of U.S. dollar denominated trade receivables over trade payables of $105 million as of March 31, 2004. After adjusting for U.S. dollar denominated bank deposits, borrowings, debt and other monetary items, as of March 31, 2004 Nidec had net U.S. dollar denominated monetary assets of approximately $161.5 million. To the extent that there are any open foreign currency, i.e., U.S. dollar denominated positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Index to Consolidated Financial Statements and Information.

Foreign currency derivatives at March 31, 2003

	Maturity date							Fair Value
	2004	2005	2006	2007	2008	Thereafter	Total
Foreign Exchange Forward Contracts
Sell U.S. dollars
Contract amounts (in millions)	¥ 1,509	-	-	-	-	-	¥ 1,509	¥ 8
Weighted-average contracted forward rate (yen per U.S.$1)	120.30	-	-	-	-	-	120.30
Buy U.S. dollars
Contract amounts (in millions)	¥ 792	-	-	-	-	-	¥ 792	¥ 5
Weighted-average contracted forward rate (yen per U.S.$1)	118.67	-	-	-	-	-	118.67
Buy EUR
Contract amounts (in millions)	¥ 43	-	-	-	-	-	¥ 43	¥ 1
Weighted-average contracted forward rate (yen per EUR1)	126.77	-	-	-	-	-	126.77

Foreign currency derivatives at March 31, 2004

	Maturity date							Fair Value
	2005	2006	2007	2008	2009	Thereafter	Total
Foreign Exchange Forward Contracts
Sell U.S. dollars
Contract amounts (in millions)	¥ 1,849	-	-	-	-	-	¥ 1,849	¥ 50
Weighted-average contracted forward rate (yen per U.S.$1)	108.08	-	-	-	-	-	108.08
Sell THB dollars
Contract amounts (in millions)	¥ 120	-	-	-	-	-	¥ 120	¥ 4
Weighted-average contracted forward rate (yen per THB1)	2.73	-	-	-	-	-	2.73
Sell HKD
Contract amounts (in millions)	¥ 3,650	-	-	-	-	-	¥ 3,650	¥ 43
Weighted-average contracted forward rate (yen per HKD1)	13.67	-	-	-	-	-	13.67
Buy U.S. dollars
Contract amounts (in millions)	¥ 699	-	-	-	-	-	¥ 699	¥ (13)
Weighted-average contracted forward rate (yen per U.S.$1)	107.46	-	-	-	-	-	107.46

Index to Consolidated Financial Statements and Information.

Interest rate risk

We enter into interest rate swaps and other contracts to reduce our market risk exposure from changes in interest rates. We have long-term receivables and debt, with fixed and variable rates, and we enter into interest rate swaps and other contracts in order to stabilize the fair values and cash flows of those receivables and debts.

The table below sets forth information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our debts and receivables, it indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter and the items' fair value. For our interest rate caps, the table presents payment type, notional principal amounts and weighted-average interest strike rates by expected (contracted) maturity dates and the items fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Interest rate risk at March 31, 2003

	Maturity date							Fair Value
	2004	2005	2006	2007	2008	Thereafter	Total
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	0	1	1	2	2	17	23	27
Weighted-average interest rate	0.00%	4.17%	4.14%	4.14%	4.14%	3.97%	3.97%
Floating Rate
Principal cash flows	43	37	44	33	26	65	248	248
Weighted-average interest rate	3.39%	3.43%	2.83%	2.74%	2.66%	2.59%	2.92%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	1,780	1,454	1,165	606	602	17	5,624	5,683
Weighted-average interest rate	1.61%	1.32%	1.13%	0.60%	0.58%	3.92%	1.23%
Fixed Rate (convertible bonds)
Principal cash flows	5,027	-	9,279	-	-	-	14,306	16,966
Weighted-average interest rate	0.53%	-	0.80%	-	-	-	0.71%
Floating Rate (long-term loan)
Principal cash flows	1,486	1,228	95	2	2	15	2,828	2,828
Weighted-average interest rate	2.07%	2.19%	2.35%	2.66%	2.84%	3.19%	3.06%

Index to Consolidated Financial Statements and Information.

Interest rate risk at March 31, 2004

	Maturity date							Fair Value
	2005	2006	2007	2008	2009	Thereafter	Total
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	2	5	7	6	5	101	126	138
Weighted-average interest rate	3.50%	4.15%	3.07%	3.56%	4.14%	4.02%	3.95%
Floating Rate
Principal cash flows	83	75	61	45	30	43	337	337
Weighted-average interest rate	3.29%	3.01%	3.17%	3.25%	3.43%	3.21%	3.20%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	1,656	1,300	713	652	16	74	4,411	4,440
Weighted-average interest rate	1.27%	1.29%	0.61%	0.66%	2.18%	3.66%	1.12%
Fixed Rate (convertible bonds)
Principal cash flows	-	9,274	-	-	30,818	-	40,092	48,575
Weighted-average interest rate	-	0.80%	-	-	0.00%	-	0.19%
Floating Rate (long-term loan)
Principal cash flows	7	2	2	2	2	13	28	28
Weighted-average interest rate	1.80%	2.01%	2.27%	2.62%	2.97%	3.52%	2.76%

Interest Rate Derivatives
Interest Rate Swaps
Fixed rate payments
Notional amounts	1,000	-	-	-	1,200	-	2,200	-
Weighted-average interest rate	1.66%	-	-	-	1.42%	-	1.53%	-
Floating rate receives
Notional amounts	1,000	-	-	-	1,200	-	2,200	(54)
Weighted-average interest rate	0.06%	-	-	-	0.47%	-	0.29%
Interest Rate Caps
Purchased Caps
Notional amounts	-	-	2,500	-	-	-	2,500	(34)
Weighted-average interest rate	-	-	1.00%	-	-	-	1.00%

Index to Consolidated Financial Statements and Information.

Equity security price risk

We have marketable equity securities classified as available-for-sale securities. At March 31, 2003, the fair value of these securities was ¥4,534 million and at March 31, 2004 it was ¥17,761 million. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2003 would be ¥453 million and as of March 31, 2004 would be ¥1,776 million, respectively. We had no open equity derivative positions during the year ended March 31, 2003 or 2004.

Commodity price risk

We had no open commodity derivative positions for the year ended March 31, 2003 or 2004.

Item12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2004 pursuant to Exchange Act rules. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2004.

Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2004.  Based upon that evaluation, there was no change that occurred during the fiscal year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Index to Consolidated Financial Statements and Information.

Item 16A. Audit Committee Financial Expert.

The Board of Corporate Auditors of Nidec has determined that Nidec does not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors. Nidec believes that the combined knowledge, skills and experience of the Board of Corporate Auditors enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002. In addition, the Corporate Auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

Item 16B. Code of Ethics.

Nidec has adopted a written code of ethics to its chief executive officer, chief financial officer, chief accounting officer and other senior officers which has been effective as of April 1, 2004. Nidec’s code of ethics is attached to this annual report on From 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Principal Accountant Audit Fees and Services Fees

The following table presents the fees paid or accrued by us for the audit and non-audit services rendered by our principal accountants, ChuoAoyama PricewaterhouseCoopers, during the fiscal years ended March 31, 2004 and 2003.

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31,		For the year ended
Type of Fee	2003	2004	March 31, 2004
Audit Fees (1)	¥257	¥278	$2630
Audit Related Fees (2)	1	11	104
Tax Fees (3)	20	17	161
All Other Fees (4)	0	0	0
Total	¥278	¥306	$2895

(1) Audit fees consist of the fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filing.

(2) Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. This includes fees for employment benefit plan audits, due diligence to related mergers and acquisitions, attestations by ChuoAoyama PricewaterhouseCoopers that are not required by statute or regulation, and consulting on financial accounting/reporting standards.

(3) Tax fees represent fees for professional services rendered by ChuoAoyama PricewaterhouseCoopers for tax compliance, tax advise and tax planning.

(4) All other fees include fees for products and services provided by PricewaterhouseCoopers other than the services reported above.

The Board of Corporate Auditors has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of PricewaterhouseCoopers.

Index to Consolidated Financial Statements and Information.

Pursuant to Rule 2-01(c)(7) of Regulation S-X, the Board of Corporate Auditors pre-approves the engagement of our principal accountants and their affiliates to render audit and non-audit services to us. As a general rule, the Board of Corporate Auditors specifically pre-approves the engagement of such services after examining the details of the proposal engagement submitted by our management. With respect to certain specified audit and non-audit services, once every year, the Board of Corporate Auditors generally pre-approves the engagement of our principal accountants and their affiliates to render such services pursuant to the Board’s pre-approval policies and procedures. Under the pre-approval policies and procedures, services that are the subject of general pre-approval are specifically identified, together with the maximum aggregate fee amount that may be paid for each such service. The Board of Corporate Auditors reviews this list of specific services and related matters on an annual basis. All services to be rendered by our principal accountants or their affiliates that are not specifically identified must be specifically pre-approved by the Board of Corporate Auditors. Even for those services that are specifically identified, the rendering of such services for fees in excess of the maximum aggregate fee amount under the pre-approval policies and procedures must be specifically pre-approved by the Board of Corporate Auditors.

None of the services described above under this Item 16C were waived from the pre-approval requirement pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases.

Not applicable

Index to Consolidated Financial Statements and Information.

PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation)
1.2	Share Handling Regulations of Nidec Corporation (English translation)*
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)
2.1	Specimen common stock certificates of Nidec Corporation (English translation)**
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

4.1	Share Exchange Agreement between Nidec Corporation and Nidec-Shimpo Corporation, dated April 25, 2003
8.1	Subsidiaries of Nidec Corporation
11.1	Code of Ethics
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

____________

*     Incorporated by reference to Nidec's annual report on From 20-F for the year ended March 31, 2003 filed on July 7, 2003.

**   Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

*** Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

Index to Consolidated Financial Statements and Information.

Report of Independent Registered Public Accounting Firm

To the Shareholders and

Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its consolidated subsidiaries at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in the year ended March 31, 2003.

/s/ ChuoAoyama PricewaterhouseCoopers

Kyoto, Japan

June 28, 2004

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Current assets:
Cash and cash equivalents	¥ 33,039	¥ 73,392	$ 694,408
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥465 million in 2003 and ¥623 million ($5,895 thousand) in 2004:
Notes	8,708	17,431	164,926
Accounts	50,780	96,509	913,133
Inventories	17,036	45,245	428,092
Prepaid expenses and other current assets	11,750	13,838	130,929

Total current assets	121,313	246,415	2,331,488

Marketable securities and other securities investments	5,324	19,892	188,211
Investments in and advances to affiliates	29,051	2,259	21,374

	34,375	22,151	209,585
Property, plant and equipment:
Land	18,490	30,532	288,883
Buildings	47,220	73,860	698,836
Machinery and equipment	83,624	163,401	1,546,040
Construction in progress	2,425	7,411	70,120

	151,759	275,204	2,603,879
Less - Accumulated depreciation	(61,050)	(142,792)	(1,351,046)

	90,709	132,412	1,252,833
Goodwill	3,658	28,078	265,664
Other non-current assets	7,877	14,830	140,316

Total assets	¥ 257,932	¥ 443,886	$ 4,199,886

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Current liabilities:
Short-term borrowings	¥ 64,597	¥ 86,636	$ 819,718
Current portion of long-term debt	8,951	2,653	25,102
Trade notes and accounts payable	49,276	93,418	883,887
Other current liabilities	10,351	24,087	227,902

Total current liabilities	133,175	206,794	1,956,609
Long-term liabilities:
Long-term debt	16,388	45,025	426,010
Accrued pension and severance costs	10,357	29,836	282,297
Other long-term liabilities	347	3,054	28,896

Total long-term liabilities	27,092	77,915	737,203

Minority interest in consolidated subsidiaries	9,108	49,131	464,859
Commitments and contingencies (Note 24)
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2003 and 2004; issued and outstanding:63,574,729 shares in 2003 and 65,017,898 shares in 2004	26,485	28,995	274,340
Additional paid-in capital	25,817	31,822	301,088
Retained earnings	43,708	57,887	547,706
Accumulated other comprehensive loss	(7,387)	(8,535)	(80,755)
Foreign currency translation adjustments	(5,690)	(11,475)	(108,572)
Unrealized gains on securities	225	2,972	28,120
Minimum pension liability adjustment	(1,922)	(32)	(303)
Treasury stock, at cost: 8,648 shares in 2003 and 14,360 shares in 2004	(66)	(123)	(1,164)

Total shareholders’ equity	88,557	110,046	1,041,215

Total liabilities and shareholders’ equity	¥ 257,932	¥ 443,886	$ 4,199,886

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2002	2003	2004	2004
	Net sales	¥ 193,332	¥ 231,836	¥ 277,497	$ 2,625,575
	Operating expenses:
	Cost of products sold	159,442	187,306	218,189	2,064,424
	Selling, general and administrative expenses	17,691	21,302	28,542	270,054
	Research and development expenses	5,727	6,824	8,751	82,799

		182,860	215,432	255,482	2,417,277

	Operating income	10,472	16,404	22,015	208,298

	Other income (expense):
	Interest and dividend income	572	364	362	3,425
	Interest expense	(1,167)	(890)	(862)	(8,156)
	Foreign exchange gain (loss), net	2,107	(3,511)	(3,149)	(29,795)
	Gain (loss) from derivative instruments, net	8	23	(5)	(47)
	(Loss) gain on marketable securities, net	(1,400)	(1,583)	816	7,720
	Gain from issuance of securities by affiliated companies	-	39	-	-
	Gain (loss) from sales of investments in affiliated companies	11	(4)	45	426
	Other, net	874	69	417	3,946

		1,005	(5,493)	(2,376)	(22,481)

	Income before provision for income taxes	11,477	10,911	19,639	185,817
	Provision for income taxes	(2,162)	(1,053)	(5,424)	(51,320)

	Income before minority interest and equity in earnings of affiliated companies	9,315	9,858	14,215	134,497
	Minority interest in income (loss) of consolidated subsidiaries	318	644	648	6,131
	Equity in net (income) / losses of affiliated companies	2,417	(1,466)	(2,522)	(23,862)

	Net income	¥ 6,580	¥ 10,680	¥ 16,089	$ 152,228

	Per share data:	Yen			U.S. dollars
Net income	－ basic	¥ 103.53	¥ 168.01	¥ 251.14	$ 2.38
	－ diluted	¥ 98.85	¥ 159.82	¥ 241.53	$ 2.29
	Cash dividends	¥ 27.50	¥ 20.00	¥ 30.00	$ 0.28

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

	Yen in millions

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2001	63,549,008	¥ 26,455	¥ 25,787	¥ 29,467	¥ (3,134)	¥ (0)	¥ 78,575
Comprehensive income:
Net income				6,580			6,580
Other comprehensive income (loss):
Foreign currency translation adjustments					2,456		2,456
Unrealized gains (losses) on securities, net of reclassification adjustment					(428)		(428)
Minimum pension liability adjustment					21		21

Total comprehensive income							8,629

Dividends paid				(1,748)			(1,748)
Conversion of convertible debt	14,645	14	14				28
Purchase of treasury stock						(14)	(14)
Reissuance of treasury stock						5	5

Balance at March 31, 2002	63,563,653	¥ 26,469	¥ 25,801	¥ 34,299	¥ (1,085)	¥ (9)	¥ 85,475

Comprehensive income:
Net income				10,680			10,680
Other comprehensive income (loss):
Foreign currency translation adjustments					(4,289)		(4,289)
Unrealized gains (losses) on securities, net of reclassification adjustment					(101)		(101)
Minimum pension liability adjustment					(1,912)		(1,912)

Total comprehensive income							4,378

Dividends paid				(1,271)			(1,271)
Conversion of convertible debt	11,076	16	16				32
Purchase of treasury stock						(57)	(57)
Reissuance of treasury stock							-

Balance at March 31, 2003	63,574,729	¥ 26,485	¥ 25,817	¥ 43,708	¥ (7,387)	¥ (66)	¥ 88,557

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

	Yen in millions

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2003	63,574,729	¥ 26,485	¥ 25,817	¥ 43,708	¥ (7,387)	¥ (66)	¥ 88,557
Comprehensive income:
Net income				16,089			16,089
Other comprehensive income (loss):
Foreign currency translation adjustments					(5,785)		(5,785)
Unrealized gains (losses) on securities, net of reclassification adjustment					2,747		2,747
Minimum pension liability adjustment					1,890		1,890

Total comprehensive income							14,941

Dividends paid				(1,910)			(1,910)
Conversion of convertible debt	860,179	2,510	2,510				5,020
New shares issued upon shares exchange	582,990		3,495				3,495
Purchase of treasury stock						(57)	(57)
Reissuance of treasury stock							-

Balance at March 31, 2004	65,017,898	¥ 28,995	¥ 31,822	¥ 57,887	¥ (8,535)	¥ (123)	¥ 110,046

	U.S. dollars in thousands

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2003	$ 250,591	$ 244,271	$ 413,550	$ (69,892)	$ (625)	$ 837,895
Comprehensive income:
Net income			152,228			152,228
Other comprehensive income (loss):
Foreign currency translation adjustments				(54,736)		(54,736)
Unrealized gains (losses) on securities, net of reclassification adjustment				25,991		25,991
Minimum pension liability adjustment				17,882		17,882

Total comprehensive income						141,365

Dividends paid			(18,072)			(18,072)
Conversion of convertible debt	23,749	23,749				47,498
New shares issued upon shares exchange		33,068				33,068
Purchase of treasury stock					(539)	(539)
Reissuance of treasury stock						-

Balance at March 31, 2004	$ 274,340	$ 301,088	$ 547,706	$ (80,755)	$ (1,164)	$ 1,041,215

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2002	2003	2004	2004

Cash flows from operating activities:
Net income	¥ 6,580	¥ 10,680	¥ 16,089	$152,228
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,088	12,862	14,273	135,046
Amortization	1,589	353	217	2,053
Loss (gain) on sales of marketable securities	7	22	(816)	(7,720)
Loss on devaluation of marketable securities	1,393	1,561	-	-
Loss on sales and disposal of property, plant and equipment	2,422	896	819	7,749
Deferred income taxes	(2,957)	(1,351)	460	4,352
Minority interest in income (loss) of consolidated subsidiaries	318	644	648	6,131
Equity in net losses (income) of affiliated companies	2,417	(1,466)	(2,522)	(23,862)
(Gain) loss from derivative instruments, net	(8)	(23)	5	47
Gain from issuance of securities by affiliated companies	-	(39)	-	-
(Gain) loss from sale of investments in affiliated companies	(11)	4	(45)	(426)
Foreign currency adjustments	(148)	2,200	3,566	33,740
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(2,050)	(1,004)	(3,559)	(33,674)
Decrease (increase) in inventories	3,917	1,714	(5,959)	(56,382)
(Decrease) increase in notes and accounts payable	(2,566)	3,677	5,699	53,922
Increase (decrease) in accrued income taxes	1,351	(3,436)	876	8,288
Other	(79)	(3,006)	1,659	15,696

Net cash provided by operating activities	¥ 21,263	¥ 24,288	¥ 31,410	$ 297,188

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2002	2003	2004	2004

Cash flows from investing activities:
Additions to property, plant and equipment	¥ (19,270)	¥ (21,715)	¥ (22,631)	$ (214,126)
Proceeds from sales of property, plant and equipment	2,124	501	893	8,449
Purchases of marketable securities	(219)	(55)	(2,176)	(20,589)
Proceeds from sales of marketable securities	237	97	1,780	16,842
Investments in and advances to affiliates	(1,819)	(693)	(14,807)	(140,098)
Proceeds from sales of investments in affiliated companies	192	-	955	9,036
Acquisitions of consolidated subsidiaries, net of cash acquired	2,962	-	16,435	155,502
Payments for additional investments in subsidiaries	-	(672)	(1,057)	(10,001)
Other	124	(642)	(525)	(4,967)

Net cash used in investing activities	(15,669)	(23,179)	(21,133)	(199,952)

Cash flows from financing activities:
Increase in short-term borrowings	4,105	8,844	11,204	106,008
Proceeds from issuance of long-term debt	3,393	5,527	0	0
Repayments of long-term debt	(3,279)	(16,272)	(7,774)	(73,555)
Proceeds from issuance of corporate bonds	-	-	30,873	292,109
Dividends paid	(1,748)	(1,271)	(1,910)	(18,072)
Other	(935)	(991)	101	956

Net cash provided by (used in) financing activities	1,536	(4,163)	32,494	307,446

Effect of exchange rate changes on cash and cash equivalents	1,161	(2,402)	(2,418)	(22,877)
Net increase (decrease) in cash and cash equivalents	8,291	(5,456)	40,353	381,805
Cash and cash equivalents at beginning of year	30,204	38,495	33,039	312,603

Cash and cash equivalents at end of year	¥ 38,495	¥ 33,039	¥ 73,392	$ 694,408

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacturing and marketing of i) small precision motors, which include spindle motors for computer hard disk drives, motors for CD-ROM and DVD drives, small precision fans and vibration motors for mobile phones; ii) mid-size motors, which are used in various electric household appliances, automobiles and industrial equipment; iii) machinery, which includes power supplies, power transmission equipment, board testers, semi-conductor manufacturing supplies, substrate inspection equipment, measuring equipment; automated teller machines, factory automation systems, precision parts and dies; and iv) other products, which include auto parts, pivot assemblies, encoders, optical pick-up units, shutters, optical units, lenses, sensors, backlights for liquid crystal displays, trimmer potentiometers, switches, pressure sensors, rotary encoders, polygon laser scanners and other services. Manufacturing operations are located primarily in Asia (China, Taiwan, Singapore, Thailand, Malaysia and the Philippines), and the Company has sales subsidiaries in Asia, North America and Europe.

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

Basis of consolidation and accounting for investments in affiliated companies -

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

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method to reflect the accelerated basis on which machinery is replaced earlier due to short product cycles and rapid technology changes by the Company, its Japanese subsidiaries and its Thai manufacturing subsidiary, which mainly produce high-end spindle motors for hard disk drives and are usually the first to commence production of new products, and on the straight-line method for foreign subsidiary companies (except for the Thai manufacturing subsidiary) at rates based on the estimated useful lives of the assets. Estimated useful lives are 7 years for prefabricated warehouses, and range from 10 to 20 years for most spindle motor factories, from 7 to 60 years for factories to produce other products, 50 years for the head office and sales offices, from 3 to 22 years for leasehold improvement, and from 2 to 13 years for machinery and equipment.

Depreciation expense amounted to ¥9,088 million, ¥12,862 million, and ¥14,273 million ($135,046 thousand) for the years ended March 31, 2002, 2003, and 2004, respectively.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Goodwill -

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment.

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

Revenue recognition -

NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Motors are generally met at the time product is delivered to the customers' site. Revenue for machinery and equipment sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns.

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥70 million, ¥139 million, and ¥149million ($1,410 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

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

Stock-based compensation

NIDEC uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, for the accounting of its stock-based compensation plans. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

NIDEC follows the disclosure-only provisions of SFAS No. 148 - “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” and has elected to apply APB No. 25 in accounting for its stock-based compensation plans. No compensation expense is recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock. See Note 17 for a summary of the pro forma effects on reported net income and net income per share for the year ended March 31, 2004 based on the fair value of options and shares granted as prescribed by SFAS No. 148.

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated balance sheets as of March 31, 2003 and the consolidated statements of cash flows for the years ended March 31, 2002 and 2003 to conform to the current year presentation. Such reclassifications have no effect on cash flows.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Newly adopted accounting standards

In June 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. The adoption of FAS No. 143 did not have a material impact on NIDEC’s results of operations and financial position.

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No.00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of this standard did not have a material impact on its results of operations and financial position.

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

In December 2003, the FASB issued revised FIN No. 46 (“FIN No. 46R”), which replaces FIN No. 46. Fin No. 46R retains many of the basic concepts introduced in FIN No. 46; however, it also introduces a new scope exception for certain types of entities that qualify as a “business” as defined in FIN No. 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary, and includes new guidance for assessing variable interests. The adoption of FIN No. 46R did not have an impact on NIDEC’s results of operations and financial position or impact the way NIDEC had previously accounted for variable interest entities.

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. NIDEC is currently evaluating the impact of adopting this new pronouncement. The adoption of SFAS No.149 did not have an impact on NIDEC’s results of operations and financial position.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15,2003. The adoption of SFAS No.150 did not have a significant impact on NIDEC’s results of operations and financial position.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. The standards requires that companies provide additional disclosures about the types of plan assets, investment strategy, plan obligations, cash flows and components of periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of the new FAS No. 132, Note 15, Pension and severance plans, has been expanded to include the new disclosures requirements as of and for the year ended March 31, 2004.

In November 2003, the Emerging Issues Task Force reached consensus on paragraph 18 of Issue No.03-01 (“EITF 03-01”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-01 requires that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No.115. “Accounting for Certain Investments in Debt and Equity Securities” and SFAS No.124,”Accounting for Certain Investments Held by Not-for-Profit Organizations” that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. NIDEC adopted the disclosure provision of EITF 03-01 in March 2004. However, it did not have a material impact on the disclosures in NIDEC’s Condensed Consolidated Financial Statements.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥105.69 = U.S. $1, the approximate current exchange rate at March 31, 2004, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2004.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

4. Acquisitions and dispositions:

In February 2002, NIDEC acquired additional ownership of 1.05% in Nidec-Shimpo Corporation (“NSCJ”), which manufactures and markets power transmission equipment, factory automation systems, measuring equipment and ceramic art equipment and NSCJ became NIDEC’s 50.7% owned subsidiary. As a result of this acquisition, NIDEC increased its ownership of Nidec-Read Corporation (“NRCJ”), a subsidiary of NSCJ, which manufactures and markets various board testers and NRCJ also became NIDEC’s 60.4% owned subsidiary. NIDEC also increased its ownership of Nidec Tosok Corporation (“NTSC”), which manufactures and markets automotive parts, semiconductor equipment, high precision motors, measuring equipment and other products and NTSC also became NIDEC’s 51.0% owned subsidiary. NIDEC previously accounted for those investments using the equity method of accounting and these step-up acquisitions are accounted for in accordance with SFAS 141. As a result of these acquisitions, NIDEC increased its ownerships in certain other affiliated companies accounted for by the equity-method. The results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. In addition, NIDEC made other step-up acquisitions in NSCJ and other affiliated companies other than discussed above. Those step-up acquisitions during the year amounted to \630 million in the aggregate.

NIDEC made no significant business acquisitions or disposals for the year ended March 31, 2003.

On October 1, 2003, NIDEC issued 582,990 shares of its common stock in exchange for common stock of Nidec Shimpo Corporation (“NSCJ”), making NSCJ a wholly owned subsidiary of NIDEC. The share were issued to NSCJ’s shareholders of record as of September 30, 2003, in an amount equal to 0.060 shares per share of NSCJ’s common stock. However, no shares were allotted to the shares of NSCJ’s common stock already held by NIDEC. The number of shares of NSCJ’s common stock transferred to NIDEC through the share exchange amounted to 9,716,516 shares. The number was reached by subtracting 10,284,000 shares of NSCJ’s common stock held by NIDEC from 20,000,516 total outstanding shares of NSCJ’s common stock.

In January 2004, NIDEC acquired additional ownership of 7.36 % in Nidec Copal Electronics Corporation (“NCEL”), which manufactures and markets trimmer potentiometers, switches, pressure sensors, rotary encoders, motors, polygon laser scanners and fans that incorporate new mechatronics technologies and NCEL became NIDEC’s 51.3 % owned subsidiary.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In February 2004, NIDEC also increased its ownership of 4.23 % in Nidec Copal Corporation (“NCPL”), which manufactures and markets optical and electronic products, such as shutters, optical units and lenses, small precision motors, sensors, backlights for liquid crystal displays, and precision parts and dies and NCPL also became NIDEC’s 51.0% owned subsidiary.

Furthermore, in February 2004, NIDEC acquired 51.0 % of the stock of Sankyo Seiki Mfg. Co., Ltd. (“SNKC”). SNKC develops, manufactures and sells products relating to micro motors, optical pick-up units, automated teller machines, home appliances, factory automation systems and others As a member of the NIDEC Group, SNKC will pursue synergies with the Company and its subsidiaries in various areas. SNKC became NIDEC’s 51.0 % owned subsidiary.

NIDEC previously accounted for those investments using the equity method of accounting and these step-up acquisitions are accounted for in accordance with SFAS 141. As a result of these acquisitions, NIDEC increased its ownerships in certain other affiliated companies accounted for by the equity-method. The results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. In addition, NIDEC made other step-up acquisitions in NCEL, NCPL, SNKC and other affiliated companies other than those discussed above. Those step-up acquisitions during the year amounted to ¥ 32,132 million ($ 304,021 thousand) in aggregate.

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2003 and 2004, as if the acquisition in these companies had occurred on April 1, 2003. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31 (Unaudited)		For the year ended March 31,
	2003	2004	2004
			(Unaudited)
Pro forma net sales	¥ 402,131	¥ 494,196	$ 4,675,901
Pro forma net income	5,828	1,406	13,303

	Yen		U.S. dollars
Pro forma net income per common share
－basic	¥ 91.68	¥ 21.95	$ 0.21
－diluted	87.64	21.79	0.21

	Yen in millions	Yen in millions	Yen in millions	U.S. dollars in thousands
	March 31	March 31	March 31	March 31,
	2002	2003	2004	2004
Cash and cash equivalents	¥ 3,592	-	¥ 48,567	$ 459,523
Accounts receivable	8,825	-	53,188	503,245
Inventories	4,675	-	23,983	226,918
Other current assets	1,789	-	5,304	50,185
Property, plant and equipment	18,987	-	40,541	383,584
Other non-current assets	2,910	-	19,449	184,020

Fair value of assets acquired	40,778	-	191,032	1,807,475

Short-term borrowings and current portion of long-term debt	(10,930)	-	(12,652)	(119,708)
Accounts payable	(4,795)	-	(38,168)	(361,132)
Other current liabilities	(2,265)	-	(15,783)	(149,333)
Long-term debt	(296)	-	(3,154)	(29,842)
Other non-current liabilities	(4,019)	-	(25,141)	(237,875)

Fair value of liabilities assumed	(22,305)	-	(94,898)	(897,890)

Minority interest	(8,038)	-	(42,855)	(405,478)
Goodwill	1,635	-	23,312	220,569
Investments in affiliated companies, net of accumulated losses of an affiliated company in excess of investment	(11,440)	-	(44,459)	(420,655)

Purchase price	630	-	32,132	304,021
Cash acquired	(3,592)	-	(48,567)	(459,523)

Net cash paid (acquired)	¥ (2,962)	-	¥ (16,435)	$ (155,502)

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

5. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. On April 1, 2002, NIDEC adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment.

NIDEC have completed the annual impairment test for existing goodwill as required by SFAS No. 142. NIDEC have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The carrying amounts of goodwill by operating segment as of March 31, 2004 are as follows. Operating segment information is described at note No.24 (2).

	Yen in Millions	U.S. dollars in thousands
NCJ	¥ 25,560	$ 241,839
NCF	1,576	14,912
NCPL	312	2,952
NSBC	248	2,346
NTSC	156	1,476
NCEL	78	738
SNKC	67	634
Other	81	767

	¥ 28,078	$ 265,664

The changes in the carrying amount of goodwill for the year ended March 31, 2004 are as follows:

	Yen in Millions	U.S. dollars in thousands
Balance as of April 1, 2003	¥ 3,658	$ 34,611
Acquired during the year	24,420	231,053

Balance as of March 31, 2004	¥ 28,078	$ 265,664

The carrying amount of goodwill by operating segment as of March 31, 2003 was ¥3,567 million for the NCJ segment. The amount of goodwill acquired during the year ended March 31, 2004 was ¥21,993 million ($208,090 thousand). As a result of the sales, it was ¥25,560 million ($241,839 thousand) for the NCJ segment.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

6. Supplemental cash flow information:

Cash payments for income taxes were ¥3,732 million, ¥5,840 million and ¥4,088 million ($38,679 thousand) for the years ended March 2002, 2003 and 2004, respectively. Interest payments during the years ended March 2002, 2003 and 2004 were ¥1,118 million, ¥1,112 million and ¥856 million ($8,099 thousand), respectively.

Capital lease obligations of ¥949 million, ¥1,202 million and ¥550 million ($5,203 thousand) were incurred for the years ended March 31, 2002, 2003 and 2004, respectively.

Conversions of convertible debt into common stock were ¥28 million, ¥32 million and ¥5,020 million ($47,498 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

7. Allowance for doubtful accounts:

An analysis of activity within the allowance for doubtful accounts relating to trade notes and accounts receivable and notes receivable for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2002	2003	2004	2004
Allowance for doubtful accounts at beginning of year	¥ 397	¥ 378	¥ 465	$ 4,400
Provision for doubtful accounts	67	381	226	2,138
Collection	(2)	(1)	(40)	(378)
Write-offs	(53)	(5)	(27)	(255)
Write-backs	(69)	(265)	(255)	(2,413)
Acquisition and other	24	-	294	2,782
Translation adjustment and other	14	(23)	(40)	(379)
Allowance for doubtful accounts at end of year	¥ 378	¥ 465	¥ 623	$ 5,895

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

8. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Finished goods	¥ 7,077	¥ 15,850	$ 149,967
Raw materials	4,528	10,267	97,143
Work in process	4,336	15,016	142,076
Project in progress	699	886	8,383
Supplies and other	396	3,226	30,523
	¥ 17,036	¥ 45,245	$ 428,092

9. Prepaid expenses and other current assets:

Prepaid expenses and other current assets as of March 31, 2003 and 2004 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Other receivable	¥ 6,353	¥ 6,199	$ 58,652
Deferred tax assets	3,133	2,973	28,129
Other	2,264	4,666	44,148
	¥ 11,750	¥ 13,838	$ 130,929

“Other” primarily consists of prepaid expenses, short-term loans receivable and other.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

10. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

Yen in millions
March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥ 36	¥ 0	¥ 1	¥ 35
Equity securities	4,907	113	486	4,534
Total	¥ 4,943	¥ 113	¥ 487	¥ 4,569
Securities not practicable to fair value
Equity securities	¥ 755

Yen in millions
March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥ 83	¥ 0	¥ 5	¥ 78
Equity securities	8,450	9,473	162	17,761
Total	¥ 8,533	¥ 9,473	¥ 167	¥ 17,839
Securities not practicable to fair value
Equity securities	¥ 2,053

U.S. dollars in thousands
March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$ 785	$ 0	$ 47	$ 738
Equity securities	79,951	89,630	1,533	168,048
Total	$ 80,736	$ 89,630	$ 1,580	$ 168,786
Securities not practicable to fair value
Equity securities	$ 19,425

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

At March 31, 2004, the contractual maturities of available-for-sale debt securities are summarized as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2004		March 31, 2004
	Cost	Fair value	Cost	Fair value
Due within 1 year	¥ 78	¥ 73	$ 738	$ 691
Due after 1 year to 5 years	5	5	47	47
Due after 5 years	-	-	-	-

	¥ 83	¥ 78	$ 785	$ 738

During the year ended March 31, 2002, 2003 and 2004, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥428 million, decreased by ¥101 million and increased by ¥2,747 million ($25,991 thousand), respectively.

Proceeds from sales of available-for-sale securities were ¥237 million, ¥97 million and ¥1,780 million ($16,842 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. On those sales, gross realized gains were ¥8 million, ¥0 million and ¥778 million ($7,361 thousand) and gross realized losses were ¥14 million, ¥23 million and ¥2 million ($19 thousand), respectively.

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

The following table presents the gross unrealized losses on, and fair value of, our investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2004.

	Yen in millions		Yen in millions
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Debt securities	-	-	¥ 50	¥ (5)
Equity securities	¥ 658	¥ (35)	495	(127)

Total	¥ 658	¥ (35)	¥ 545	¥ (132)

	U.S. dollars in thousands		U.S. dollars in thousands
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Debt securities	-	-	$ 473	$ (47)
Equity securities	$ 6,226	$ (331)	4,684	(1,202)

Total	$ 6,226	$ (331)	$ 5,157	$ (1,249)

NIDEC presumes a decline in value of investment securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary.

As of March 31, 2004, NIDEC determined that the decline in value for investment securities with unrealized losses shown in the above table is other-than-temporary in nature.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

11. Investments in and transactions with affiliated companies:

Summarized financial information for affiliated companies accounted for using the equity method, which is presented based on accounting principles generally accepted in the United States of America, is shown below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Current assets	¥ 52,801	¥ 5,375	$ 50,856
Non-current assets	32,767	6,502	61,520
Total assets	¥ 85,568	¥ 11,877	$ 112,376
Current liabilities	¥ 26,159	¥ 5,114	$ 48,387
Long-term liabilities	19,550	1,637	15,489
Minority interest	1,545	-	-
Shareholders’ equity	38,314	5,126	48,500
Total liabilities, minority interest and shareholders’ equity	¥ 85,568	¥ 11,877	$ 112,376
NIDEC’s share of shareholders’ equity	¥ 17,155	¥ 1,301	$ 12,310
NIDEC’s investment in equity-method affiliates	¥ 27,482	¥ 2,116	$ 20,021
Number of affiliated companies at end of period	10	7

For the year ended March 31, 2004, NIDEC acquired additional ownership in Nidec Copal Corporation (“NCPL”), Nidec Copal Electronics Corporation (“NCEL”) and certain other affiliated companies accounted for by the equity method. NIDEC’s ownership interests in these companies increased to over 50% and NIDEC’s consolidated financial statements include the accounts of these majority-owned subsidiaries from the acquisition dates. As a result, NIDEC’s carrying amount of investment in equity method affiliates decreased by ¥25,366 million ($240,004 thousand).

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,

	2002	2003	2004	2004
Net revenues	¥ 130,643	¥ 86,258	¥ 156,818	$ 1,483,754
Gross profit	¥ 21,855	¥ 15,785	¥ 22,291	$ 210,909
Net income	¥ 3,319	¥ 3,225	¥ 5,069	$ 47,961
NIDEC’s share of net income	¥ 1,331	¥ 1,472	¥ 2,308	$ 21,837
Amortization/ adjustments	(3,748)	(6)	214	2,025
Equity income (loss)	¥ (2,417)	¥1,466	¥ 2,522	$ 23,862

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

As of March 31, 2002, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NCPL (46.65%) and NCEL (40.81%). Amortization/adjustments increased due to the increase in amortization of goodwill of additional investments in equity method affiliates acquired for the year ended March 31, 2001.

As of March 31, 2003, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NCPL (46.77%) and NCEL (43.94%). Amortization/adjustments decreased because new accounting standards SFAS 142 was adopted and impairment was not recognized in the current period.

As of March 31, 2004, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NTN-Nidec (Zhejiang) Corporation (40.00%) and Nidec Development Philippines Corporation (39.99%). The significant decrease in carrying amount of the investment in equity method affiliates is due to NCPL and NCEL becoming consolidated subsidiaries.

Certain affiliated companies accounted for using the equity method with carrying amounts of ¥25,381 million (2 companies; NCPL and NCEL) as of March 31, 2003 and ¥226 million ($2,138 thousand) (1 company; Seijin-Sankyo Control Devices Co., Ltd.) as of March 31, 2004, were quoted on various established stock markets at an aggregate market capitalization of ¥56,442 million and ¥374million ($3,539 thousand), respectively.

NCPL and NCEL have become consolidated subsidiaries since NIDEC acquired additional ownership in NCEL and NCPL on January 2004 and February 2004, respectively.

Seijin-Sankyo Control Devices Co., Ltd. has become an affiliated company accounted for using the equity method. This was because Sankyo Seiki Mfg. Co., Ltd has become consolidated subsidiary on February 2004.

Net revenue, gross profit, net income and other incomes, described above table, increased mainly due to these incomes of Sankyo Seiki Mfg. Co., Ltd. and its subsidiaries until February 2004 when these companies became NIDEC’s consolidated subsidiaries.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Trade notes and accounts receivable	¥ 1,247	¥ 167	$ 1,580
Trade notes and accounts payable	325	-	-

Account balances decreased rapidly. This was mainly due to exclusion of the account balances of NCPL, NCEL and their subsidiaries, which became NIDEC’s consolidated subsidiaries on January 2004 and February 2004, respectively.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Sales of products	¥ 2,745	¥ 714	¥ 1,166	$ 11,032
Purchases of goods	8,262	1,975	661	6,254

Sales of products according to transactions with affiliated companies increased mainly due to sales of Sankyo Ryutsu Kogyo Co., Ltd., which was NIDEC’s consolidated subsidiaries, transacted with Sankyo Seiki Mfg. Co., Ltd. and its subsidiaries, which were NIDEC’s affiliated companies accounted for using the equity method until February 2004.

At the same time, purchases of goods according to transactions with affiliated companies decreased. Because Nidec Corporation shifted the supplier from Nidec Copal Philippines Corporation, which was NIDEC’s affiliated company until February 2004, to Nidec (Dongguan) Corporation, which was NIDEC’s consolidated subsidiary for the year ended March 31, 2004.

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2002, 2003 and 2004 were ¥583 million, ¥499 million and ¥515 million ($4,873 thousand), respectively.

In August 1999, NCPL issued unsecured 1.56% bonds, to the Company with detachable warrants. As of March 31, 2003, the Company holds the ex-warrant bonds at cost in the amount of ¥499 million, included in “Investments in and advances to affiliated companies” in the consolidated balance sheets. The bonds reached maturity date on August 2003.

Loans receivable from affiliated companies accounted for by the equity method was ¥1,070 million and ¥143 million （$1,353 thousand) as of March 31, 2003 and 2004, respectively.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

12. Other non-current assets:

Other non-current assets as of March 31, 2003 and 2004 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Deferred tax assets	¥ 6,099	¥ 11,088	$ 104,911
Other	1,778	3,742	35,405

	¥ 7,877	¥ 14,830	$ 140,316

“Other” primarily consists of other investments and other assets.

13. Short-term borrowings and long-term debt:

Short-term borrowings as of March 31, 2003 and 2004 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Loans, principally from banks with average interest at March 31, 2003 of 0.914% per annum and at March 31, 2004 of 0.671% per annum, respectively	¥ 64,597	¥ 86,636	$ 819,718

At March 31, 2004, NIDEC had unused lines of credit amounting to¥73,841 million ($698,656 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Long-term debt at March 31, 2003 and 2004 comprises the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Secured loans, representing obligations principally to banks, due 2004 to 2005 in 2003 and 2005 to 2006 in 2004 with interest ranging from 3.25% to 3.65% per annum in 2003 and from 2.125% to 3.25% per annum in 2004
	¥ 950	¥ 544	$ 5,147
Unsecured loans, representing principally to banks, due 2004 to 2021 in 2003 and 2004 to 2026 in 2004 with interest ranging from 0.00% to 4.70% per annum in 2003 and from 0.00% to 6.80% per annum in 2004	7,502	3,895	36,853
Unsecured 1.0% convertible bonds, due 2003, was convertible at ¥1,862.10 ($18) for one common share, redeemable before due date	329	-	-
Unsecured 0.8% convertible bonds, due 2006, convertible currently at ¥6,842 ($65) for one common share, redeemable before due date	9,279	9,274	87,747
Unsecured 0.5% convertible bonds, due 2004, was convertible at ¥6,842 ($65) for one common share, redeemable before due date	4,698	-	-
Zero coupon 0.0% convertible bonds, due 2008, convertible currently at ¥13,905 ($132) for one common share, redeemable before due date *1	-	30,818	291,589
Long-term capital lease obligations, due 2004 to 2014 in 2003 and due 2005 to 2016 in 2004, with interest ranging from 0.7% to 6.0% per annum in 2003 and from 0.7% to 6.0% per annum in 2004	2,581	3,147	29,776

	25,329	47,678	451,112
Less - Current portion due within one year	(8,951)	(2,653)	(25,102)

	¥ 16,388	¥ 45,025	$ 426,010

*1 The yen denominated zero coupon convertible bonds with stock acquisition rights due 2008 ,which are listed at London Stock Exchange, were issued on October 17, 2003, and are redeemable at 100% of face value on October 17, 2008 (maturity date). The face value of the bonds was ¥30,000 million ($283,849 thousand)and the issue price was 103.00% of the face value. Concerning stock acquisition rights, the conversion price per share is ¥13,905 ($132) and the number of convertible shares is 2,222,222.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions	U.S. dollars in thousands
2005	¥ 2,653	$ 25,102
2006	11,233	106,282
2007	1,142	10,805
2008	1,249	11,818
2009	31,236	295,544
2010 and thereafter	165	1,561

At March 31, 2004, securities with book value of ¥2,736 million ($25,887 thousand), respectively, were mortgaged as collateral for borrowings from banks. Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

14. Other current liabilities:

Other current liabilities as of March 31, 2003 and 2004 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Accrued expenses	¥ 7,001	¥ 12,096	$ 114,448
Income taxes payable	869	3,790	35,859
Other	2,481	8,201	77,595

	¥ 10,351	¥ 24,087	$ 227,902

“Other” primarily consists of payable for property, plant and equipment, and other.

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

The Company and Nidec Copal Corporation obtained approval to transfer the obligation for benefits related to future employee service to Japanese Government on January 26, 2004 and on April 15, 2003, respectively. The obligation related to a portion of the governmental welfare pension program established under the Japanese Welfare Pension Insurance Law. The Company and Nidec Copal Corporation are also in process of transferring the obligation for past services, but have not received approval. When approval is received and the plan assets are transferred in amount sufficient to settle the transferred obligations, the plans will be accounted for as settled with gain or loss recognition under EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF Issue No. 03-2 provides guidance on when and how to account for arrangements that involve the separation and transfer of the substitutional portion to the government.

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

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC uses a December 31 measurement date for its pension plans. Information regarding NIDEC’s employees’ defined benefit plans is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Change in benefit obligation:
Benefit obligation at beginning of year	¥ 13,024	¥ 14,331	$ 135,595
Service cost	649	676	6,396
Interest cost	307	211	1,997
Plan participants’ contributions	93	102	965
Actuarial loss	1,360	(801)	(7,579)
Past service cost	-	-	-
Acquisition and other	-	31,473	297,786
Curtailment/Settlement	-	(1,960)	(18,545)
Foreign currency exchange rate changes	(10)	(15)	(142)
Benefits paid	(1,092)	(1,046)	(9,897)

	14,331	42,971	406,576

Change in plan assets:
Fair value of plan assets at beginning of year	4,323	4,137	39,143
Actual return on plan assets	(290)	236	2,233
Employer contribution	627	419	3,964
Acquisition and other	-	10,149	96,026
Curtailment/Settlement	-	(135)	(1,277)
Plan participants’ contributions	93	102	965
Foreign currency exchange rate changes	(4)	-	-
Benefits paid	(612)	(434)	(4,106)

Fair value of plan assets at end of year	4,137	14,474	136,948

Funded status	10,194	28,497	269,628
Unrecognized actuarial loss	(2,523)	(1,351)	(12,783)
Unrecognized net transition obligation	(78)	-	-
Unrecognized prior service cost	752	690	6,529

	¥ 8,345	¥ 27,836	$ 263,374

Amounts included in the consolidated balance sheets are comprised of:
Accrued pension and severance costs	¥ 9,426	¥ 27,914	$ 264,112
Accumulated other comprehensive income	(1,081)	(78)	(738)

Net amounts recognized	¥ 8,345	¥ 27,836	$ 263,374

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Accumulated benefit obligations and corresponding plan assets at the end of the year are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Accumulated benefit obligations	¥ 12,242	¥ 39,435	$ 373,120
Fair value of plan assets	3,927	14,239	134,724

Weighted-average assumptions used to determine benefit obligations as of March 31, 2002, 2003 and 2004 are as follows:

	March 31
	2002	2003	2004
Discount rate	2.0-2.7%	1.0-2.0%	1.0-2.3%
Rate of compensation increase	1.5-3.9%	1.5-3.9%	0.0-6.2%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2002, 2003 and 2004 are as follows:

	For the year ended
	March 31
	2002	2003	2004
Discount rate	3.0%	2.0-2.7%	1.0-2.0%
Expected return on plan assets	3.5-4.5%	1.0-3.0%	1.0-2.0%
Rate of compensation increase	2.8%	1.5-3.9%	1.5-3.9%

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Components of net periodic (benefit) cost:
Service cost	¥ 550	¥ 649	¥ 850	$ 8,043
Interest cost	244	307	323	3,056
Expected return on plan assets	(145)	(109)	(132)	(1,249)
Amortization of unrecognized net actuarial loss	-	8	182	1,722
Amortization of net transition obligation	91	91	208	1,968
Amortization of unrecognized prior service cost	(22)	(62)	(93)	(880)
(Gains) losses on curtailments and settlements	-	-	(459)	(4,343)

Net periodic pension cost	¥ 718	¥ 884	¥ 879	$ 8,317

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Unrecognized prior service cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

The weighted-average asset allocations of our pension plans are as follows:

Assets Category	Asset allocation of pension plans			Expected return on plan assets (weighted average) (%)
	Actual (%)		Target (%)
	March 31 2003	March 31 2004	March 31 2005
Equity securities	30	21	20	9.3
Debt securities	17	5	5	1.0
Property, plant and equipment	-	-	-	-
Others	53	74	75	0.8

Total	100	100	100	2.5

Our benefit plan committee establishes investment policies and strategies and regularly monitors the performance of the plan’s funds. Our current investment policy with respect to pension assets is to keep them at a stable condition by increasing low-risk portfolio to 75% of total assets rather than high-risk securities.

NIDEC expects to contribute approximately ¥778 million ($7,361 thousand) to its defined benefit plans for the year ending March 31, 2005.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥0, ¥0 and ¥92 million ($870 thousand) for the year ended March 31, 2002, 2003 and 2004, respectively.

NIDEC contributed ¥237 million ($2,242 thousand) to its defined contribution plans for the year ended March 31, 2004 and expects to contribute approximately ¥583 million ($5,516 thousand) for the year ending March 31, 2005.

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

Due to the amendments to the Japanese Commercial Code that took effect on October 1, 2001, the appropriation of the legal reserve is now required until the sum of the legal reserve and the additional paid-in capital equals 25% of stated capital. As was the case prior to the amendments, the portion of the legal reserve and the additional paid-in capital is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. However, the portion of the legal reserve and the additional paid-in capital exceeding 25% of stated capital is available for dividends subject to approval at the shareholders’ ordinary general meeting. The additional paid-in capital currently exceeds 25% of stated capital and the legal reserve is available for dividends except with respect to certain foreign subsidiaries that are required to appropriate their earnings to legal reserves and are unavailable for dividends under the laws of the respective countries. Legal reserves included in retained earnings for such foreign subsidiaries as of March 31, 2003 and 2004 were ¥679 million and ¥774 million ($7,323 thousand), respectively.

The amounts of unrestricted consolidated retained earnings pursuant to accounting principles generally accepted in Japan were ¥38,631 million, ¥43,603 million and ¥52,865 million ($500,189 thousand) as of March 31, 2002, 2003 and 2004, respectively.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In accordance with customary practice in Japan, the appropriations are not accrued in financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2004 includes amounts representing final cash dividends of ¥975 million ($9,225 thousand), ¥15.0 ($0.1) per share, which will be approved at the shareholders’ meeting held on June 23, 2004.

Retained earnings include ¥1,385 million and ¥2,332 million relating to equity in undistributed earnings as of March 31, 2002 and 2003 respectively but as of March 31, 2004, reflect ¥431 million ($4,078 thousand) of accumulated deficit of the companies accounted for by the equity method.

Detailed components of accumulated other comprehensive income at March 31, 2002, 2003 and 2004 and the related changes, net of taxes, for the years ended March 31, 2002, 2003 and 2004 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2001	¥ (3,857)	¥ 754	¥ (31)	¥ (3,134)
Other comprehensive income (loss)	2,456	(428)	21	2,049

Balance at March 31, 2002	(1,401)	326	(10)	(1,085)
Other comprehensive income (loss)	(4,289)	(101)	(1,912)	(6,302)

Balance at March 31, 2003	(5,690)	225	(1,922)	(7,387)
Other comprehensive income (loss)	(5,785)	2,747	1,890	(1,148)

Balance at March 31, 2004	¥ (11,475)	¥ 2,972	¥ (32)	¥ (8,535)

	U.S. dollars in thousands
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2003	$ (53,836)	$ 2,129	$ (18,185)	$ (69,892)
Other comprehensive income (loss)	(54,736)	25,991	17,882	(10,863)

Balance at March 31, 2004	$ (108,572)	$ 28,120	$ (303)	$ (80,755)

The minimum pension liability adjustment shown in the above table relates to four consolidated subsidiaries.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2002:
Foreign currency translation adjustments	¥ 2,494	¥ (38)	¥ 2,456
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	(1,959)	823	(1,136)
Less: reclassification adjustment primarily for other than temporary losses included in net income	1,400	(692)	708
Minimum pension liability adjustment	37	(16)	21

Other comprehensive income (loss)	¥ 1,972	¥ 77	¥ 2,049

For the year ended March 31, 2003:
Foreign currency translation adjustments	¥ (4,175)	¥ (114)	¥ (4,289)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	(1,762)	740	(1,022)
Less: reclassification adjustment primarily for other than temporary losses included in net income	1,583	(662)	921
Minimum pension liability adjustment	(3,528)	1,616	(1,912)

Other comprehensive income (loss)	¥ (7,882)	¥ 1,580	¥ (6,302)

For the year ended March 31, 2004:
Foreign currency translation adjustments	¥ (5,769)	¥ (16)	¥ (5,785)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	5,410	(2,218)	3,192
Less: reclassification adjustment primarily for other than temporary losses included in net income	(765)	320	(445)
Minimum pension liability adjustment	3,202	(1,312)	1,890

Other comprehensive income (loss)	¥ 2,078	¥ (3,226)	¥ (1,148)

	U.S. dollars in thousands
	Pre-tax amount	Tax expense	Net-of-tax amount
Foe the year ended March 31, 2004:
Foreign currency translation adjustments	$ (54,584)	$ (152)	$ (54,736)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	51,187	(20,986)	30,201
Less: reclassification adjustment primarily for other than temporary losses included in net income	(7,238)	3,028	(4,210)
Minimum pension liability adjustment	30,296	(12,414)	17,882

Other comprehensive income (loss)	$ 19,661	$ (30,524)	$ (10,863)

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

17. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vest and become exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($69.54) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

	Number of options	Exercise price (per shares)
Granted	2,967	¥ 7,350	$ 69.54
Exercised	0	7,350	69.54
Canceled	105	7,350	69.54

For the twelve-month period ended March 31, 2004	2,862	7,350	69.54

Contractual life 4 years	2,862	¥ 7,350	$ 69.54
Exercisable options: For the twelve-month period ended March 31, 2004	2,862	¥ 7,350	$ 69.54

The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, for the accounting of its stock-based compensation plans. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

The fair value of option was ¥3,499 ($33.11) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the twelve-month period ended March 31, 2004
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the twelve-month period ended March 31, 2004, if the fair value based method had been applied to.

	Yen in millions (except for per share data)	U.S. dollars in thousands (except for per share data)
	For the twelve-month period ended March 31,	For the twelve-month period ended March 31,
	2004	2004
Net income, as reported	¥ 16,089	$ 152,228
Deduct:
Stock-based employee compensation cost	(680)	(6,434)

Pro forma net income	¥ 15,409	$ 145,794

Net income per share:
Basic-as reported	¥ 251.14	$ 2.38
Basic-pro forma	¥ 240.52	$ 2.28

Diluted-as reported	¥ 241.53	$ 2.29
Diluted-pro forma	¥ 231.35	$ 2.19

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

18. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Income before income taxes:
The Company and domestic subsidiaries	¥ 2,920	¥ 2,069	¥ 2,069	$ 19,576
Foreign subsidiaries	8,557	8,842	17,570	166,241

	¥ 11,477	¥ 10,911	¥ 19,639	$ 185,817

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Current income tax expense:
The Company and domestic subsidiaries	¥ 4,975	¥ 1,629	¥ 3,490	$ 33,021
Foreign subsidiaries	144	775	1,474	13,947

Total current	5,119	2,404	4,964	46,968

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	(2,840)	(1,082)	321	3,037
Foreign subsidiaries	(117)	(269)	139	1,315

Total deferred	(2,957)	(1,351)	460	4,352

Total provision	¥ 2,162	¥ 1,053	¥ 5,424	$ 51,320

The high effective tax rates of the Company and domestic subsidiaries are mainly due to a net increase in valuation allowance.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% in 2002, 2003 and 2004. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2002	2003	2004
Statutory tax rate	42.0%	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(32.8)	(32.2)	(28.2)
Tax on undistributed earnings	5.0	4.5	5.0
Valuation allowance	1.5	(6.5)	8.8
Other	3.1	1.9	0.0

Effective income tax rate	18.8%	9.7%	27.6%

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries in Thailand, Singapore and the Philippines. In Thailand, NIDEC received privileges under the promotional certificates issued in April 1995, August 1997, May 1999, July 1999, October 1999 and August 2000. Under these privileges, NIDEC received an exemption from corporate income tax for a period of three to seven years from the date of commencement of certain revenue-generating activities identified by the promotional certificate. In Singapore, NIDEC has been granted pioneer status for a period of ten years, commencing in April 1996. The pioneer status exempts NIDEC from income tax. In the Philippines, NIDEC received certain tax incentives in March 1997, which included an income tax holiday for six years. In March 2003 the income tax holiday was extended for one year.

“Valuation allowance” for the year ended March 31, 2004 was higher compared to “Valuation allowance” for the year ended March 31, 2003. This was mainly due to an increase in the operating loss carryforwards for tax purposes in Sankyo after the date of acquisition.

On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax for companies, effective April 2004. As a result, the normal statutory corporate income tax rate in Japan will be decreased from 42% to approximately 41% from April 2004. Our tax rates used for the current and non-current deferred assets and liabilities at the previous year were 42% and 40%, respectively. This year we changed both of the rates to 41%. The amounts affected by the rate change were a decrease of ¥43 million ($407 thousand) at the net current deferred tax assets and an increase of ¥115 million ($1,088 thousand) at the net non-current deferred tax assets.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004
Deferred tax assets:
Inventories	¥ 566	¥ 2,882	$ 27,269
Marketable securities	635	-	-
Property, plant and equipment	3,545	4,458	42,180
Accrued bonus	653	1,905	18,024
Accrued enterprise tax	(6)	352	3,331
Pension and severance plans	3,778	12,361	116,955
Operating loss carryforwards for tax purposes	345	13,951	131,999
Foreign tax credit	1,953	2,806	26,549
Other	3,090	(4,344)	(41,101)

Gross deferred tax assets	14,559	34,371	325,206
Less - Valuation allowance	(3,607)	(20,765)	(196,471)

Net deferred tax assets	10,952	13,606	128,735

Deferred tax liabilities:
Basis difference of acquired assets	(1,500)	(2,929)	(27,713)
Undistributed earnings not permanently reinvested	(1,476)	(2,185)	(20,674)
Maketable securities	-	(2,453)	(23,209)
Other	1,087	6,258	59,211

Gross deferred tax liabilities	(1,889)	(1,309)	(12,385)

Net deferred tax assets	¥ 9,063	¥ 12,297	$ 116,350

Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2004 amounted to approximately ¥40,410 million ($382,345 thousand) and are available as an offset against future taxable income of such subsidiaries.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2002, 2003 and 2004 consist of the following:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2002	2003	2004	2004
Valuation allowance at beginning of year	¥ (3,929)	¥ (4,319)	¥ (3,607)	$ (34,128)
Additions	(307)	-	(1,726)	(16,331)
Deductions	134	712	-	-
Impact of acquisition of companies	(217)	-	(15,432)	(146,012)

Valuation allowance at end of year	¥ (4,319)	¥ (3,607)	¥ (20,765)	$ (196,471)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2003	2004	2004

Deferred tax assets:
Prepaid expenses and other current assets	¥ 3,133	¥ 2,973	$ 28,130
Other non-current assets	6,099	11,088	104,911
Deferred tax liabilities:
Other current liabilities	(2)	(86)	(814)
Other long-term liabilities	(167)	(1,223)	(11,572)

Net deferred tax assets	¥ 9,063	¥ 12,752	$ 120,655

Management of NIDEC intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥32,513 million ($307,626 thousand) as of March 31, 2004. NIDEC estimates an additional tax provision of ¥7,335 million ($69,401 thousand) would be required at such time if the full amount of these accumulated earnings became subject to Japanese taxes.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

19. Reconciliation of the differences between basic and diluted net income per share:

Basic and diluted earnings per share as well as the number of shares in the following table retroactively reflect the effect of the two-for-one stock split that became effective on May 19, 2000.

Reconciliation of the differences between basic and diluted income per share for the years ended March 31, 2002, 2003, and 2004 is as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2002:
Basic net income per share
Net income available to common shareholders	¥ 6,580	63,555	¥ 103.53
Effect of dilutive securities
Convertible bonds	65	3,673
Diluted net income per share
Net income for computation	¥ 6,645	67,228	¥ 98.85
For the year ended March 31, 2003:
Basic net income per share
Net income available to common shareholders	¥ 10,680	63,565	¥ 168.01
Convertible bonds	64	3,658
Diluted net income per share
Net income for computation	¥ 10,744	67,223	¥ 159.82
For the year ended March 31, 2004:
Basic net income per share
Net income available to common shareholders	¥ 16,089	64,063	¥ 251.14	$ 2.38
Effect of dilutive securities
Convertible bonds	50	2,755
Diluted net income per share
Net income for computation	¥ 16,139	66,818	¥ 241.53	$ 2.29

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

20. Financial instruments:

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

The estimated fair values of NIDEC's financial instruments are summarized as follows:

	Yen in millions
	March 31, 2003
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 33,039	¥ 33,039
Short-term investments	74	74
Short-term loan receivable	1,075	1,075
Marketable securities	4,569	4,569
Long-term loan receivable	271	275
Short-term borrowings	(64,597)	(64,597)
Long-term debt including the current portion and excluding capital lease obligation	(22,758)	(25,477)
Foreign exchange forward contracts	14	14

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	March 31, 2004		March 31, 2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 73,392	¥ 73,392	$ 694,408	$ 694,408
Short-term investments	959	959	9,073	9,073
Short-term loan receivable	185	185	1,750	1,750
Marketable securities	17,839	17,839	168,786	168,786
Long-term loan receivable	463	475	4,381	4,494
Short-term borrowings	(86,636)	(86,636)	(819,718)	(819,718)
Long-term debt including the current portion and excluding capital lease obligation	(44,531)	(53,043)	(421,336)	(501,874)
Foreign exchange forward contracts	84	84	795	795
Interest rate swap agreements	(54)	(54)	(511)	(511)
Interest rate cap agreements	(34)	(34)	(322)	(322)

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

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Derivative financial instruments

Changes in the estimated fair value of foreign exchange forward contracts, determined by reference to the discounted present value of net cash flows, are recognized as “Gain (loss) on derivative instruments, net” in the consolidated statement of income. Losses from foreign exchange forward contracts were ¥8 million for the year ended March 31, 2002, Gains from foreign exchange forward contracts were ¥23 million for the year ended March 31, 2003, and losses from foreign exchange forward contracts were ¥5 million ($47 thousand) for the year ended March 31, 2004. The contracted amounts outstanding on March 31, 2003 and 2004 were ¥2,344 million and ¥6,318 million ($59,779 thousand), respectively.

Interest rate swap and cap agreements, which mature from 2002 to 2004, were designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates on underlying debt instruments.

Changes in the fair value of interest rate swap agreements, which are estimated based on the discounted amounts of net future cash flows, are recognized as “Gain (loss) on derivative instruments, net” in the income statement. Gains from interest rate swap agreements were ¥16 million for the year ended March 31, 2002, and losses from interest rate swap agreements were ¥2 million ($19 thousand) for the year ended March 31, 2004. On March 31, 2004, the aggregate notional amounts of the interest rate swap agreements were ¥2,200 million ($20,816 thousand) pay fixed. No such agreements existed on March 31, 2003.

Interest rate cap agreements require the writer to pay the purchaser at specified future dates the amounts, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. The premiums paid for interest rate cap agreements purchased are included in “Prepaid expenses and other current assets” and “Other non-current assets” in the accompanying consolidated balance sheets. Differences between the premium paid and fair value of these contracts and subsequent changes in fair values of option prices, which are calculated based on Black-Scholes model, are recognized as “Gain (loss) on derivative instruments, net” in the income statement. Losses from interest rate cap agreements were ¥0 million for the year ended March 31, 2002, and gains from interest rate cap agreements were ¥1 million ($9 thousand) for the year ended March 31, 2004. On March 31, 2004, the notional amounts of interest rate cap agreement were ¥2,500 million ($23,654 thousand). No such agreements existed on March 31, 2003.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

21. Related party transactions:

As of March 31, 2004, the president of the Company and a business entity indirectly owned by the president of the Company held 9.2% and 6.8% of the outstanding shares of the Company, respectively. There were no significant related party transactions other than described in Note 11 for the year ended March 31, 2004.

22. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
Class of property	2003	2004	2004
Machinery and equipment	¥ 3,824	¥ 6,266	$ 59,287
Other leased assets	323	433	4,097
Less - Accumulated amortization	(2,450)	(4,746)	(44,905)

	¥ 1,697	¥ 1,953	$ 18,479

Amortization expenses under capital leases for the years ended March 31, 2002, 2003 and 2004 were ¥709 million, ¥694 million and ¥1,182 million ($11,184 thousand), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2004 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2005	¥ 1,092	$ 10,332
2006	723	6,841
2007	482	4,561
2008	635	6,008
2009	411	3,889
2010 and thereafter	63	596

Total minimum lease payments	3,406	32,227
Less - Amount representing interest	(259)	(2,451)

Present value of net minimum lease payments	3,147	29,776
Less - Current obligations	(1,003)	(9,490)

Long-term capital lease obligations	¥ 2,144	$ 20,286

Rental expenses under operating leases for the years ended March 31, 2002, 2003 and 2004 were ¥473 million, ¥272 million and ¥330 million ($3,122 thousand), respectively.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2004 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2005	¥ 127	$ 1,202
2006	57	539
2007	47	445
2008	34	322
2009	18	170
2010 and thereafter	451	4,267

Total minimum future rentals	¥ 734	$ 6,945

NIDEC is a lessor in operating leases for which a portion of the land, office and manufacturing facilities is leased over various terms. Rental revenues under operating leases for the years ended March 31, 2002, 2003 and 2004 were ¥41 million, ¥30 million and ¥24 million ($227 thousand), respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable term at March 31, 2004 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2005	¥ 16	$ 152
2006	17	161
2007	17	161
2008	5	47
2009	3	28
2010 and thereafter	3	28

Total minimum future rentals	¥ 61	$ 577

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

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment and other assets approximated ¥5,948 million ($56,278 thousand).

Contingencies -

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥750 million ($7,096 thousand) at March 31, 2004. These contingent liabilities primarily relate to the Companies’ guarantee of affiliated companies’ borrowings from banks. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subconstractor of Nidec Tosok Corporation, totaling ¥309 million ($2,924 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

Besides NIDEC has guaranteed approximately ¥441 million ($4,173thousand) of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥441 million ($4,173thousand).

The Company received notice from Matsushita Electric Industrial Co., Ltd. (“Matsushita”) claiming that small precision brushless DC motors manufactured by the Company infringe one of Matsushita’s patents relating to neodymium magnets and this matter through negotiation. Accordingly, the Company filed a motion with the Japanese Patent Office on November 16, 2001 seeking a declaratory judgment that the patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art.

On June 25, 2003, the Japanese Patent Office judged that the patent was invalid, and on August 16, 2003, Matsushita filed a suit with the Tokyo High Court against the Company contesting the Japanese Patent Office’s judgement. On December 22, 2003, the Tokyo High Court handed down a judgement in favor of the Company and affirmed the Japanese Patent Office’s judgement that the patent was invalid. On January 9, 2004, Matsushita did not make an appeal against the judgement of the court. Therefore the judgement of the court and the invalidity of the patent of Matsushita were settled.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Concentration of risk -

Revenue from spindle motors sold to manufacturers of computer hard disk drives, account for 74%, 66%, and 62% of total revenue for the years ended March 31, 2002, 2003, and 2004, respectively. The volatility of the market for disk drives and for NIDEC’s product could affect NIDEC’s future operating results and cause actual results to vary materially from historical results. As is typical on the disk drive industry, NIDEC must utilize leading edge components for its new generation of products, which are supplied to a limited number of customers. Sales to NIDEC’s six largest customers represented approximately 49%, 41%, and 40% of consolidated net sales for the years ended March 31, 2002, 2003, and 2004, respectively. Sales to NIDEC’s largest customer were approximately 16%, 16%, and 14% of consolidated net sales for the years ended March 31, 2002, 2003 and 2004, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2003, the six largest customers with the outstanding accounts receivable balances totaled ¥19,718 million, or 39% of the gross accounts receivable, compared to ¥23,625 million ($223,531 thousand), or 24% of the gross accounts receivable, at March 31, 2004. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

24. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2002, 2003 and 2004:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 93,748	¥ 97,717	¥ 106,919	$ 1,011,628
Other small precision brushless DC motors	21,657	25,583	34,138	323,001
Small precision brush DC motors	2,539	3,280	5,372	50,828
Brushless DC fans	24,523	27,395	26,047	246,447

Sub-total	142,467	153,975	172,476	1,631,904
Mid-size motors	36,252	37,479	32,574	308,203
Machinery	7,693	22,555	31,240	295,582
Others	6,920	17,827	41,207	389,886

Consolidated total	¥ 193,332	¥ 231,836	¥ 277,497	$ 2,625,575

The “Hard disk drives spindle motors” group of products consists of ball bearing hard disk drives spindle motors, including those for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives.  It also includes fluid dynamic bearing hard disk drives spindle motors for 3.5-inch, 2.5-inch and 1.8-inch hard disk drives for the years ended March 31, 2002, 2003 and 2004.

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

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The “Machinery” group of products consists of semiconductor production equipment (e.g., die bonders, board testers), high-speed press machines, measuring machines, power transmission equipment, and FA systems.

“Others” consists of automobile parts, optical parts, electronic parts, pivot assemblies, other components and other services.

Geographic information –

Revenue from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2002, 2003 and 2004, and long-lived assets for the years ended March 31, 2003 and 2004 are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Sales and operating revenue:
Japan	¥ 97,602	¥ 126,904	¥ 149,392	$ 1,413,492
U.S.A.	7,487	7,006	5,378	50,885
Singapore	48,114	46,706	39,056	369,534
Thailand	17,112	23,333	36,610	346,390
The Philippines	5,220	3,607	2,230	21,099
Other	17,797	24,280	44,831	424,175

Consolidated total	¥ 193,332	¥ 231,836	¥ 277,497	$ 2,625,575

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2003	2004	2004
Long-lived assets:
Japan	¥ 42,033	¥ 70,519	$ 667,225
U.S.A.	931	796	7,531
Singapore	1,617	522	4,939
Thailand	16,903	16,927	160,157
The Philippines	11,313	15,079	142,672
Other	17,912	28,569	270,310

Consolidated total	¥ 90,709	¥ 132,412	$ 1,252,834

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

NCT, NCPL, NCEL and SNKC were identified as reportable segments in the current period. Segment information for the years ended March 31, 2002 and 2003 have been restated to conform to the current presentation.

NIDEC has thirteen reportable segments, NCJ, NCS, NET, NCF, NCA, NPMC, NCD, NSBC, NTSC, NCT, NCPL, NCEL and SNKC which have been identified based on differences in legal entities with responsible managers.

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

The NCA segment comprises Nidec America Corporation, a subsidiary in U.S.A., which primarily produces and sells fans.

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

The NCT segment comprises Nidec Taiwan Corporation, a subsidiary in Taiwan, which primarily sells DC motors and fans.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts. NCPL was acquired in February 2004 and has been a new reportable segment.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts. NCEL was acquired in January 2004 and has been a new reportable segment.

The SNKC segment comprises Sankyo Seiki Mfg. Co., Ltd., a subsidiary in Japan, which primarily produces and sells micro motors and optical and electronic parts. SNKC was acquired in February 2004 and has been a new reportable segment.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NPMC, NSBC, NTSC, NCPL, NCEL, SNKC’s operating profit or loss is determined using Japanese GAAP, NCS applies Singaporean accounting principles, NET applies Thai accounting principles, NCF applies Philippine accounting principles, NCA applies U.S. GAAP, NCD applies Chinese accounting principles and NCT applies Taiwanese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for management’s purposes.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following tables show revenues from external customers and other financial information by operating segment for the years ended March 31, 2002, 2003 and 2004:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Revenues from external customers:
NCJ	¥ 63,205	¥ 65,248	¥ 60,316	$ 570,688
NCS	48,115	46,708	36,668	346,939
NET	14,787	20,484	33,003	312,262
NCF	5,220	3,602	1,511	14,296
NCA	7,487	6,075	3,564	33,721
NPMC	9,345	9,116	7,986	75,561
NCD	17	48	112	1,060
NSBC	16,192	15,138	15,767	149,182
NTSC	1,615	18,933	21,211	200,691
NCT	3,661	8,921	12,492	118,195
NCPL	-	-	9,146	86,536
NCEL	-	-	2,854	27,003
SNKC	-	-	7,779	73,602
All others	22,672	37,157	67,121	635,074

Total	192,316	231,430	279,530	2,644,810
U.S. GAAP adjustments *1	1,066	517	(2,485)	(23,512)
Others	(50)	(111)	452	4,277

Consolidated total	¥ 193,332	¥ 231,836	¥ 277,497	$ 2,625,575

*1 US GAAP adjustments mainly related to the differences of revenue recognition between shipment and delivery bases. And the sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC had sales to one customer of ¥31,809 million, ¥36,240 million and ¥38,909 million ($368,142 thousand) within the NCJ, NCS, NCA and “All Others” segments for the years ended March 31, 2002, 2003 and 2004, respectively, and to another customer of ¥30,664 million within the NCJ, NCS, NET, SNKC and “All Others” segments for the years ended March 31, 2004 that exceeded 10% of NIDEC’s net sales.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Revenues from other operating segments:
NCJ	¥ 61,679	¥ 63,916	¥ 58,320	$ 551,802
NCS	3,254	3,851	3,081	29,151
NET	23,109	21,256	17,794	168,360
NCF	19,816	18,838	22,117	209,263
NCA	539	1,398	1,430	13,530
NPMC	31	93	147	1,391
NCD	24,070	27,523	31,270	295,865
NSBC	2,479	2,966	4,429	41,906
NTSC	139	565	666	6,302
NCT	1,470	1,625	1,113	10,531
NCPL	-	-	1,384	13,095
NCEL	-	-	372	3,520
SNKC	-	-	3,641	34,450
All Others	39,760	54,846	66,133	625,726

Total	176,346	196,877	211,897	2,004,892
Intersegment elimination	(176,346)	(196,877)	(211,897)	(2,004,892)

Consolidated total	¥ 0	¥ 0	¥ 0	$ 0

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Segment profit or loss:
NCJ	¥ 4,101	¥ 3,521	¥ 1,483	$ 14,032
NCS	1,963	2,020	2,489	23,550
NET	1,578	3,179	8,590	81,275
NCF	2,485	1,212	1,422	13,454
NCA	(680)	165	279	2,640
NPMC	187	488	251	2,375
NCD	1,778	3,001	2,486	23,522
NSBC	279	(134)	801	7,579
NTSC	90	689	1,450	13,719
NCT	219	343	362	3,425
NCPL	-	-	586	5,544
NCEL	-	-	307	2,905
SNKC	-	-	(2,581)	(24,420)
All Others	2,979	4,107	7,344	69,486

Total	14,979	18,591	25,269	239,086

Main components of U.S. GAAP adjustments:
Pension and severance costs	(46)	253	341	3,226
Lease	50	115	54	511
Directors’ bonus	(70)	(112)	(150)	(1,419)
Consolidation adjustments mainly related to elimination of intersegment profits	(1,725)	(156)	(754)	(7,134)
Reclassification *1	(3,190)	(2,306)	(3,039)	(28,754)
Others *2	474	19	294	2,782

	¥ 10,472	¥ 16,404	¥ 22,015	$ 208,298

*1 Loss on disposal of fixed assets and some other items are reclassified from other expenses and included in operating expenses.

*2 Others include other U.S. GAAP adjustments such as the differences of revenue recognition between shipment and delivery bases, depreciation of fixed assets and provision for compensated absence.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Interest revenue:
NCJ	¥ 279	¥ 143	¥ 120	$ 1,135
NCS	132	102	54	511
NET	6	2	16	151
NCF	48	32	23	218
NCA	1	0	0	0
NPMC	21	4	4	38
NCD	0	4	8	76
NSBC	5	0	9	85
NTSC	0	4	1	9
NCT	4	4	4	38
NCPL	-	-	1	9
NCEL	-	-	0	0
SNKC	-	-	8	76
All Others	47	43	102	966

Total	543	338	350	3,312
Intersegment elimination	(18)	(37)	(81)	(767)

Consolidated total	¥ 525	¥ 301	¥ 269	$ 2,545

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Interest expense:
NCJ	¥ 617	¥ 311	¥ 310	$ 2,933
NCS	-	0	0	0
NET	65	114	25	237
NCF	125	120	103	975
NCA	27	8	19	180
NPMC	56	29	22	208
NCD	56	13	7	66
NSBC	63	58	94	889
NTSC	2	17	13	123
NCT	0	0	0	0
NCPL	-	-	0	0
NCEL	-	-	1	9
SNKC	-	-	45	426
All Others	201	237	234	2,214

Total	1,212	907	873	8,260
Intersegment elimination	(45)	(17)	(11)	(104)

Consolidated total	¥ 1,167	¥ 890	¥ 862	$ 8,156

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Depreciation:
NCJ	¥ 1,669	¥ 1,295	¥ 1,777	$ 16,813
NCS	627	590	736	6,964
NET	1,790	2,803	2,622	24,808
NCF	1,349	1,734	1,876	17,750
NCA	193	138	83	785
NPMC	63	26	25	237
NCD	599	1,050	1,103	10,436
NSBC	175	117	89	842
NTSC	26	677	526	4,977
NCT	13	17	12	114
NCPL	-	-	308	2,914
NCEL	-	-	151	1,429
SNKC	-	-	96	908
All Others	2,274	3,974	4,533	42,890

Total	8,778	12,421	13,937	131,867
U.S. GAAP adjustments *1	708	694	923	8,733
Reconciliation	(398)	(253)	(587)	(5,554)

Consolidated total	¥ 9,088	¥ 12,862	¥ 14,273	$ 135,046

*1 Leased properties are not capitalized in the operating segment but are capitalized under U.S. GAAP.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2002	2003	2004	2004
Income tax expenses and benefit:
NCJ	¥ 1,816	¥ 1,323	¥ 2,399	$ 22,698
NCS	28	85	45	426
NET	(82)	(174)	571	5,402
NCF	12	17	9	85
NCA	(294)	(283)	129	1,220
NPMC	(88)	(224)	17	161
NCD	0	226	151	1,429
NSBC	22	198	121	1,145
NTSC	(52)	38	556	5,261
NCT	59	89	97	918
NCPL	-	-	274	2,592
NCEL	-	-	123	1,164
SNKC	-	-	(17)	(161)
All Others	923	1,205	1,481	14,013

Total	2,344	2,500	5,956	56,353
Consolidation adjustments	(182)	(1,447)	(532)	(5,033)

Consolidated total	¥ 2,162	¥ 1,053	¥ 5,424	$ 51,320

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2003	2004	2004
Segment assets:
NCJ	¥ 168,872	¥ 216,865	$ 2,051,897
NCS	19,016	16,969	160,554
NET	21,875	26,458	250,336
NCF	15,345	15,371	145,435
NCA	3,125	2,270	21,478
NPMC	7,001	7,798	73,782
NCD	11,980	12,496	118,233
NSBC	15,970	20,078	189,971
NTSC	17,847	22,040	208,534
NCT	4,225	4,535	42,908
NCPL	-	52,286	494,711
NCEL	-	21,758	205,866
SNKC	-	77,256	730,968
All Others	76,817	165,066	1,561,794

Total	¥ 362,073	¥ 661,246	$ 6,256,467
U.S. GAAP adjustments:
Lease	1,696	1,906	18,034
Property, plant and equipment	(2,114)	(2,195)	(20,768)
Deferred tax assets	2,508	7,235	68,455
Marketable securities	617	1,343	12,707
Others	56	1,026	9,707

Sub-total	2,763	9,315	88,135
Elimination of intersegment assets, net of taxes	(107,642)	(263,345)	(2,491,674)
Valuation differences	3,639	6,750	63,866
Goodwill	3,658	28,078	265,664
To adjust affiliate from cost to equity method *1	(6,121)	(541)	(5,119)
Others	(438)	2,383	22,547

Consolidated total	¥ 257,932	¥ 443,886	$ 4,199,886

*1 The costs of investments in equity method investees were included in the segments and the adjustments under the equity method were included in the reconciliation.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2003	2004	2004
Expenditure for segment assets:
NCJ	¥ 100	¥ 5,593	$ 52,919
NCS	1,527	46	435
NET	4,399	2,338	22,121
NCF	1,981	3,975	37,610
NCA	50	28	265
NPMC	0	56	530
NCD	638	1,268	11,998
NSBC	419	37	350
NTSC	908	901	8,525
NCT	28	0	0
NCPL	-	356	3,368
NCEL	-	189	1,788
SNKC	-	180	1,703
All Others	6,449	7,800	73,801

Total	16,499	22,767	215,413
Reconciliation *1	5,216	(136)	(1,287)

Consolidated total	¥ 21,715	¥ 22,631	$ 214,126

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

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

25. Subsequent events:

Subsequent to March 31, 2004, the Company’s Board of Directors declared a cash dividend of ¥975 million ($9,225 thousand) payable on June 24, 2004 to stockholders of record on March 31, 2004. This decision is subject to approval by the shareholders at the annual general meeting of shareholders to be held on June 23, 2004.

The Company has determined issuance of new shares and secondary offering of existing shares, which were approved at a meeting of board of the directors held on May 28, 2004. The issuance consist of offering of newly issued shares, secondary offering of the shares (over-allotments) and issuance of new shares by allocation to a third party. The approximate net amount of funds to be raised by this public offering of new shares and third party capital increase is expected to be a maximum of ¥61,222 million and the Company expects to use ¥2,649 million for capital expenditure, ¥38,351 million for investment in and financing of affiliated companies, and the remainder to repay borrowings. Further, our related companies expect to use these funds for capital expenditure. These shares are not offered or sold in the United States.

On May 1, 2004, NIDEC’s consolidated subsidiary, Nissin Kohki Co., Ltd. adopted defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

26. Quarterly Financial Data for the year ended March 31, 2004: (Unaudited)

		Yen in millions
		First Quarter	Second Quarter	Third Quarter	Forth Quarter	Total
	Net sales	¥ 55,930	¥ 63,110	¥ 64,281	¥ 94,176	¥ 277,497
	Operating expenses:
	Cost of products sold	43,529	49,754	50,812	74,094	218,189
	Selling, general and administrative expenses	4,907	5,898	4,700	13,037	28,542
	Research and development expenses	2,333	1,294	2,123	3,001	8,751

		50,769	56,946	57,635	90,132	255,482

	Operating income	5,161	6,164	6,646	4,044	22,015
	Other income (expense):
	Interest and dividend income	68	56	52	186	362
	Interest expense	(203)	(210)	(173)	(276)	(862)
	Foreign exchange gain (loss), net	51	(1,728)	(1,135)	(337)	(3,149)
	Gain (loss) from derivative instruments, net	-	(54)	54	(5)	(5)
	Gain on marketable securities, net	-	6	-	810	816
	Gain from sales of investments in affiliated companies	-	-	-	45	45
	Other, net	318	(60)	214	(55)	417

		234	(1,990)	(988)	368	(2,376)

	Income before provision for income taxes	5,395	4,174	5,658	4,412	19,639
	Provision for income taxes	(1,090)	(757)	(1,792)	(1,785)	(5,424)

	Income before minority interest and equity in earnings of affiliated companies	4,305	3,417	3,866	2,627	14,215
	Minority interest in income (losses) of consolidated subsidiaries	304	269	408	(333)	648
	Equity in net (income)/losses of affiliated companies	(580)	(674)	416	(1,684)	(2,522)

	Net income	¥ 4,581	¥ 3,822	¥ 3,042	¥ 4,644	¥ 16,089

	Per share data:	Yen
Net income	－ basic	¥ 72.05	¥ 60.03	¥ 47.29	¥ 71.80	¥ 251.14
	－ diluted	¥ 69.86	¥ 58.24	¥ 44.80	¥ 67.69	¥ 241.53
	Cash dividends	¥ 15.00	¥ 0.00	¥ 15.00	¥ 0.00	¥ 30.00

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

		U.S. dollars in thousands
		First Quarter	Second Quarter	Third Quarter	Forth Quarter	Total
	Net sales	$ 529,189	$ 597,124	$ 608,203	$ 891,059	$ 2,625,575
	Operating expenses:
	Cost of products sold	411,856	470,754	480,764	701,050	2,064,424
	Selling, general and administrative expenses	46,428	55,805	44,470	123,351	270,054
	Research and development expenses	22,074	12,243	20,087	28,395	82,799

		480,358	538,802	545,321	852,796	2,417,277

	Operating income	48,831	58,322	62,882	38,263	208,298
	Other income (expense):
	Interest and dividend income	643	530	492	1,760	3,425
	Interest expense	(1,921)	(1,987)	(1,637)	(2,611)	(8,156)
	Foreign exchange gain (loss), net	483	(16,350)	(10,739)	(3,189)	(29,795)
	Gain (loss) from derivative instruments, net	-	(511)	511	(47)	(47)
	Gain on marketable securities, net	-	57	-	7,663	7,720
	Gain from sales of investments in affiliated companies	-	-	-	426	426
	Other, net	3,009	(568)	2,025	(520)	3,946

		2,214	(18,829)	(9,348)	3,482	(22,481)

	Income before provision for income taxes	51,045	39,493	53,534	41,745	185,817
	Provision for income (losses) taxes	(10,313)	(7,163)	(16,955)	(16,889)	(51,320)

	Income before minority interest and equity in earnings of affiliated companies	40,732	32,330	36,579	24,856	134,497
	Minority interest in income of consolidated subsidiaries	2,876	2,545	3,861	(3,151)	6,131
	Equity in net (income)/ losses of affiliated companies	(5,488)	(6,377)	3,936	(15,933)	(23,862)

	Net income	$ 43,344	$ 36,162	$ 28,782	$ 43,940	$ 152,228

	Per share data:	U.S. dollars
Net income	－ basic	$ 0.68	$ 0.57	$ 0.45	$ 0.68	$ 2.38
	－ diluted	$ 0.66	$ 0.55	$ 0.42	$ 0.64	$ 2.29
	Cash dividends	$ 0.14	$ 0.00	$ 0.14	$ 0.00	$ 0.28

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

NIDEC CORPORATION

By: /s/ Shigenobu Nagamori
	Name:	Shigenobu Nagamori
	Title:	President, Chief Executive Officer and Representative Director
Date: July 26 , 2004

Index to Consolidated Financial Statements and Information.

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation)
1.2	Share Handling Regulations of Nidec Corporation (English translation)*
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)
2.1	Specimen common stock certificates of Nidec Corporation (English translation)**
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

4.1	Share Exchange Agreement between Nidec Corporation and Nidec-Shimpo Corporation, dated April 25, 2003
8.1	Subsidiaries of Nidec Corporation
11.1	Code of Ethics
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

____________

*     Incorporated by reference to Nidec's annual report on From 20-F for the year ended March 31, 2003 filed on July 7, 2003.

**   Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

*** Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.