Form 20-F/A
NIDEC CORP
filed 2004-09-10
CIK 1158967

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

As of March 31, 2004, 65,003,538 shares of common stock were outstanding, including 1,158,400 shares represented by 1,158,400 American Depositary Shares.

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

Nidec Corporation hereby amends its annual report on Form 20-F filed with the Securities and Exchange Commission on July 26, 2004, to file an additional exhibit as Exhibit 15.1.  This amendment is filed for the purpose of updating “Item 15.  Controls and Procedures” and “Item 19.  Exhibits”.

PART II

Item 1.

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

PART III

Item 1.

Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) ***
1.2	Share Handling Regulations of Nidec Corporation (English translation) ***
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation) ***
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation) ***
2.1	Specimen common stock certificates of Nidec Corporation (English translation)*
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1	Share Exchange Agreement between Nidec Corporation and Nidec-Shimpo Corporation, dated April 25, 2003
8.1	Subsidiaries of Nidec Corporation ***
11.1	Code of Ethics ***
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1	Consent of Independent Registered Public Accounting Firm

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

___________________

*

Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

**

Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.

***

Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2004 filed on July 26, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIDEC CORPORATION
	By	: Name: /s/ Shigenobu Nagamori
	Name	: Shigenobu Nagamori
	Title	: President, Chief Executive Officer and
Representative Director

Date: September 10, 2004

Exhibit 12.1

CERTIFICATION

I, Shigenobu Nagamori, certify that:

1.

I have reviewed this annual report on Form 20-F as amended by this Form 20-F/A of Nidec Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

[omitted in accordance with the guidance of SEC Release No. 33-8238] ;

c)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  September 10, 2004

/s/ Shigenobu Nagamori
Shigenobu Nagamori President, Chief Executive Officer and Representative Director

Exhibit 12.2

CERTIFICATION

I, Yasunobu Toriyama, certify that:

1.

I have reviewed this annual report on Form 20-F as amended by this Form 20-F/A of Nidec Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

[omitted in accordance with the guidance of SEC Release No. 33-8238] ;

c)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  September 10, 2004

/s/ Yasunobu Toriyama
Yasunobu Toriyama Executive Vice President, Chief Financial and Accounting Officer and Director

Exhibit 13.1

CERTIFICATION

 Pursuant to 18 U.S.C. § 1350, the undersigned officer of Nidec Corporation (the “Company”) hereby certifies, to such officer’s knowledge, that the Company’s annual report on Form 20-F for the year ended March 31, 2004 as amended by this Form 20-F/A (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Dated:  September 10, 2004

/s/ Shibenobu Nagamori
Shigenobu Nagamori President, Chief Executive Officer and Representative Director

Exhibit 13.2

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Nidec Corporation (the “Company”) hereby certifies, to such officer’s knowledge, that the Company’s annual report on Form 20-F for the year ended March 31, 2004 as amended by this Form 20-F/A (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Dated:  September 10, 2004

/s/ Yasunobu Toriyama
Yasunobu Toriyama Executive Vice President, Chief Financial and Accounting Officer and Director

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-116982) of our report dated June 8, 2004, relating to the financial statements and financial statement schedule of NIDEC Corporation, which appears in NIDEC Corporation’s annual report on Form 20-F for the year ended March 31, 2004.

/s/   ChuoAoyama PricewaterhouseCoopers

Kyoto, Japan

September 10, 2004

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) ***
1.2	Share Handling Regulations of Nidec Corporation (English translation) ***
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation) ***
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation) ***
2.1	Specimen common stock certificates of Nidec Corporation (English translation)*
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1	Share Exchange Agreement between Nidec Corporation and Nidec-Shimpo Corporation, dated April 25, 2003
8.1	Subsidiaries of Nidec Corporation ***
11.1	Code of Ethics ***
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1	Consent of Independent Registered Public Accounting Firm

_____________________

*

Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

**

Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.

***

Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2004 filed on July 26, 2004.