Form 20-F
NIDEC CORP
filed 2005-08-12
CIK 1158967

Index to Consolidated Financial Statements and Information.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

As of March 31,  2005, 71,236,861 shares of common stock were outstanding, including 1,650,600 shares represented by 6,602,400 American Depositary Shares .

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

Index to Consolidated Financial Statements and Information.

Item 3. Key Information.

A. Selected Financial Data.

The following table include selected historical financial data as at and for the years ended March 31, 2001 through 2005 derived from our consolidated financial statements prepared in accordance with the U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included in this annual report.

Selected Financial Data

		Year ended March 31,
	2001	2002	2003	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥172,710	¥193,332	¥231,836	¥277,497	¥485,861	$4,524,267
Cost of products sold	144,594	159,442	187,306	218,189	370,938	3,454,120
Selling, general and administrative expenses	12,810	17,691	21,302	28,542	35,340	329,081
Operating income	10,063	10,472	16,404	22,015	53,665	499,721
Income before provision for income taxes	15,138	11,477	10,911	19,639	57,290	533,476
Net income	10,711	6,580	10,680	16,089	33,455	311,528
Balance sheet data (period end):
Total assets	¥216,999	¥257,911	¥257,932	¥443,886	¥484,173	$4,508,548
Short-term borrowings	43,937	58,395	64,597	86,636	28,478	265,183
Current portion of long-term debt	3,839	15,365	8,951	2,653	8,493	79,086
Long-term debt	30,888	21,360	16,388	45,025	37,833	352,295
Total shareholders’ equity	78,575	85,475	88,557	110,046	207,040	1,927,926
Common stock	26,455	26,469	26,485	28,995	61,180	569,699
Number of shares outstanding	63,549,008	63,563,653	63,574,729	65,017,898	71,252,463	71,252,463
Per share data:
Net income per share-basic (1)	¥168.72	¥103.53	¥168.01	¥251.14	¥479.74	$4.47
Net income per share-diluted (1)	159.92	98.85	159.82	241.53	456.58	4.25
Cash dividends paid per share	15.00	27.50	20.00	30.00	35.00	0.33

Notes:

(1) Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec). More detailed information regarding diluted shares outstanding is included in Note 20 in our consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

We increased our interests in Nidec Copal Corporation and Nidec Copal Electronics Corporation, to over fifty percent each in January and February 2004, and they became our consolidated subsidiaries. Their results of operations are reflected in our financial statements for the year ended March 31, 2005 from the time of their consolidation.

We acquired an approximately 40% share in Sankyo Seiki Mfg. Co., Ltd. in October 2003 and increased our share to over 50% in February 2004. As a result, the results of operations of this subsidiary are included in our consolidated results of operations from February 2004.

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥107.39 per $1.00, which was the approximate exchange rate in Japan on March 31, 2005.

	High	Low	Average	Period-end
Year ended March 31,
2001	125.54	104.40	111.65	125.54
2002	134.77	115.89	125.05	132.70
2003	133.41	115.71	121.95	118.07
2004	120.55	104.18	113.07	104.18
2005	114.30	102.26	107.49	107.22
Calendar period
January 2005	104.93	102.26	103.34	103.55
February 2005	105.84	103.70	104.94	104.25
March 2005	107.49	103.87	105.25	107.22
April 2005	108.67	104.64	107.19	104.64
May 2005	108.17	104.41	106.60	107.97
June 2005	110.91	106.64	108.75	110.91
July 2005	113.42	110.47	111.95	112.25

The above table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at these rates or at all.

As of August 11, 2005, the noon buying rate was ¥109.92 per $1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

Index to Consolidated Financial Statements and Information.

D. Risk Factors.

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate, were approximately 16%, 14% and 8% of total net sales for the year ended March 31, 2003, 2004 and 2005, respectively. Sales to our six largest customers represented approximately 41%, 41% and 29% of our net sales for the years ended March 31, 2003, 2004 and 2005, respectively.

On January 6, 2003, the storage technology businesses of Hitachi Ltd. and IBM were combined to form Hitachi Global Storage Technologies. The new company was the third largest manufacturer of hard disk drives in the world. As a result of this development, our customer base has become more highly concentrated.

Our customer base is also highly concentrated in our other product markets such as brushless DC motors, fans, machinery, electronic and optical components and other products. Our accounts receivable are likewise concentrated. Six customers represented ¥19.7 billion, or 39%, ¥23.6 billion, or 24% and ¥33.6 billion, or 30% of our gross accounts receivable at March 31, 2003, 2004 and 2005, respectively. As a result of customer concentration, our net sales could be significantly impacted in the event of:

•

a significant reduction, delay or cancellation of orders from one or more of our significant customers;

•

a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed components, for inclusion in future product generations; or

•

financial difficulties affecting one or more significant customers.

We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders, we may not be able to replace these orders with orders from new customers, and this would significantly impact our business, operating results and financial condition.

Index to Consolidated Financial Statements and Information.

We depend on the computer industry for sales of our products, and our business may be adversely affected by a decline in the computer market

Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales in turn depends on sales of computers and computer peripherals that incorporate our products. Revenues from hard disk drive spindle motors accounted for 42.2%, 38.5% and 24.5% of our net sales for the years ended March 31, 2003, 2004 and 2005, respectively. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances, automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

•

rapid technological change;

•

frequent new product introductions and short product life cycles;

•

significant price competition and price erosion;

•

fluctuating inventory levels;

•

alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

•

variations in manufacturing costs and yields; and

•

significant expenditures for manufacturing equipment and product development.

The computer market grew substantially in the late 1990s and then experienced a significant downturn from which it is only now beginning to recover. The downturn was characterized by lower product demand and accelerated reductions of product prices. These conditions prompted restructuring of operations by hardware manufacturers, including makers of hard disk drives, including our customers. Such restructurings involving our customers may result in our customers seeking to reduce costs and inventories, which could in turn reduce our margins or sales volumes. These customers may also switch to suppliers other than us. Such restructuring or similar moves by hard disk drive manufacturers in the future could have a material negative impact on our results of operations if we are unable to increase sales to other hard disk drive manufacturers or increase sales of spindle motors for non-desktop use.

The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to one month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Our inventory was ¥17.0 billion at March 31, 2003, ¥45.2 billion at March 31, 2004 and ¥49.0 billion at March 31, 2005. Our inventory at March 31, 2004 compared to March 31, 2003 substantially increased due primarily to the consolidationof new subsidiaries such as Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Index to Consolidated Financial Statements and Information.

We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors fell by approximately 8%, 9% and 9% during the years ended March 31, 2003, 2004 and 2005, respectively. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

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

To remain competitive in our core business area of spindle motors and to increase our competitiveness in other motor markets in which we are attempting to expand our business, we believe that we must maintain a substantial investment in research and development and expand our manufacturing capability, marketing, sales efforts and customer service and support. We must also develop new products and enhance our existing products in a timely manner. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments. We may not make the technological advances necessary to maintain our competitive position so that our products will receive industry acceptance. We anticipate that we may have to adjust prices on many of our products to stay competitive, and our profit margins may fall. In addition, technological changes, manufacturing efficiencies or development efforts by our competitors may render our products or technologies obsolete or uncompetitive. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

Index to Consolidated Financial Statements and Information.

We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales

Many of our customers work directly with component suppliers such as us to design and build customized products for specific needs. A significant portion of our contracts with these customers require us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines including design, manufacture and delivery of customized products, we may not be able to meet our customers’ product needs or timetables. Although we have not had such problems in the past, any future failure to meet significant customer requirements could damage our reputation and impede our ability to expand our business in markets for these products.

We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data

Our small precision motors and other products are a key component in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed or alleged to be attributed to defects in our motors or their design, we might be drawn into disputes with our customers, our reputation could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims. We may suffer such losses or damage regardless of whether our products were defective.

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

•

component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources; and

•

natural and man-made disasters, including earthquakes, warfare and acts of terrorism, in Japan or elsewhere.

Index to Consolidated Financial Statements and Information.

Moreover, a large portion of our operating expenses, including equipment depreciation, rent, salaries, capital leases and interest payments, are relatively fixed and difficult to reduce or adjust. Reductions in our unit sales will not typically correspond with reductions in these relatively fixed costs. Therefore, such reductions in our unit sales will generally result in reduced or negative margins for our products. Any or all of the above factors could have a material adverse effect on our business, financial condition and results of operations.

Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets

We have achieved much of our growth by acquiring other companies that have provided us with complementary technologies and product lines. To the extent that we are unable to make successful acquisitions, we may not be able to continue to expand our product range and our growth rates could be adversely affected. Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. There can be no assurance that our investments will generate the operational and financial returns we expect. The success of future acquisitions will depend upon factors such as:

•

our ability to manufacture and sell the products of the businesses acquired;

•

continued demand for these acquired products by our customers;

•

our ability to integrate the acquired businesses’ operations, products and personnel;

•

our ability to retain key personnel of the acquired businesses; and

•

our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses.

Failure to succeed in acquisitions, or an inability to find suitable acquisition targets, could have a material adverse effect on our business results of operations and financial condition.

Our growth places strains on our managerial, operational and financial resources

Our future success depends on our ability to expand our organization in line with the growth of our business, including the integration of recently added subsidiaries within the Nidec group. However, our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our recent acquisitions and any further growth by us or our subsidiaries or affiliates, or an increase in the number of our strategic relationships, will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

Index to Consolidated Financial Statements and Information.

We could be harmed by litigation involving patents and other intellectual property rights

We have patent protection on certain aspects of our technology and also rely on trade secret, copyright and trademark laws, as well as contractual provisions, to protect our proprietary rights. We face the following risks:

•

we could incur substantial costs in defending against claims of infringement of the intellectual property of others and such claims could result in damage awards against us, in orders to pay for the use of previously unrecognized third-party intellectual property or in injunctions preventing us from continuing aspects of our business, which could in turn have a material adverse effect on our business, financial condition and results of operations.

•

our protective measures may not be adequate to protect our proprietary rights;

•

other parties, including competitors with substantially greater resources, may independently develop or otherwise acquire equivalent or superior technology, and we may be required to pay royalties to license intellectual property of those parties;

•

patents may not be issued pursuant to our current or future patent applications, and patents issued pursuant to such applications, or any patents we own or have licenses to use, may be invalidated, circumvented or challenged;

•

the rights granted under any such patents may not provide competitive advantages to us or adequately safeguard and maintain our technology;

•

we could incur substantial costs in seeking enforcement of our patents against infringement or the unauthorized use of our trade secrets, proprietary know how or other intellectual property by others; and

•

the laws of foreign countries in which our products are manufactured and sold may not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, and such laws may not be enforced in an effective manner.

For specific information relating to two intellectual property disputes that could have an adverse effect on our results of operations, see Item 4.B. “Business Overview—Legal Proceedings.”

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

Sales to customers outside Japan accounted for 64.4%, 61.0% and 63.6% of our consolidated net sales during the years ended March 31, 2003, 2004 and 2005, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen against the U.S. dollar will generally have a negative effect on our operating income and net income. We experience volatility in our results of operations as a result of foreign currency exchange rate fluctuations when or result of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in yen. We also experience foreign exchange risk to the extent that our sales and expenses or those of our subsidiaries are denominated in different currencies. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

Index to Consolidated Financial Statements and Information.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the fourteen operating segments that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Taiwan Corporation, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Power Motor Corporation and Nisshin Kohki Co., Ltd. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. In addition, year-end closing adjustments and other items are not included in segment totals. These aspects of our segment data could make it more difficult for us to evaluate the relative performance of individual segments and our overall operations in a timely manner, as compared with segment data compiled on a uniform U.S. GAAP basis.

We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations

We produce and sell a large percentage of our products at locations in the following developing countries: China, Thailand, Malaysia, Indonesia, the Philippines and Vietnam. In particular, we are growing increasingly reliant on our production bases in China, where we continue to move manufacturing operations in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we would be able to continue to manufacture our products cost-efficiently or at all. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there. Dependence on overseas production, especially in developing countries, and managing international operations expose us to a number of additional risks associated with foreign commerce, including the following:

•

economic slowdown or downturn in the relevant industries in foreign markets;

•

international currency fluctuations;

•

general strikes or other disruptions in working conditions;

•

political instability (recently for example, terrorist activities);

•

trade restrictions or changes in tariffs;

•

outbreaks, such as Severe Acute Respiratory Syndrome (SARS) or avian flu, that inhibit international or regional commerce

•

the difficulties associated with staffing and managing international operations;

•

generally longer receivables collection periods;

•

unexpected changes in or imposition of new legislative or regulatory requirements;

Index to Consolidated Financial Statements and Information.

•

relatively limited protection for intellectual property rights in some countries;

•

potentially adverse taxes; and

•

any or all of these risks could adversely affect our business, financial condition and results of operations.

We may become subject to more stringent environmental regulations in the future

Our operations and manufacturing processes are subject to a wide range of environmental laws and regulations in Thailand, the Philippines, Singapore, Japan, the United States and other countries in which we have production facilities. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.

We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business

Our continued success will depend to a significant extent on the efforts and abilities of our founder and current President and CEO, Mr. Shigenobu Nagamori. Mr. Nagamori is actively engaged in our management and determines our strategic direction, especially with regard to acquisition activity. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Nagamori, his sudden departure or reduced attention to us could have a material adverse effect on our operations, financial condition and operating results.

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

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well

As of March 31, 2005, there were 71,236,861 shares of our common stock issued and outstanding, including 11,706,942 shares beneficially owned by our President and CEO, Mr. Shigenobu Nagamori, representing 16.4% of the outstanding shares. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan. Additional sales of a substantial amount of our common stock in the public market, or the perception that sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. For example, we issued 5,600,000 shares to raise cash during the fiscal year ended March 31, 2005. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

•

adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China; and

•

any negative impacts on our businesses from outbreaks of diseases in the countries where we have production plants, such as SARS and avian flu.

Index to Consolidated Financial Statements and Information.

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec is a joint stock corporation that was incorporated and registered under the Commercial Code of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarter is at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our telephone number is 81-75-935-6140.  We currently operate through 89 subsidiaries located in 13 countries, and four affiliated companies located in 4 countries. As of March 31, 2005, we had 70,169 employees worldwide, 89.7% of which were employed outside Japan.

A major part of our growth strategy has involved the acquisition of and investment in other companies. During the fiscal year ended March 31, 2004, we added three companies: Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd., to our scope of consolidation under the U.S. GAAP by acquiring control through acquisition of over 50% of their outstanding shares. Our share of Nidec Copal Corporation and Nidec Copal Electronics Corporation increased to approximately 51% in February 2004 and January 2004, respectively, from approximately 45% each as of March 31, 2003. Also in February 2004, our share in Sankyo Seiki Mfg. Co., Ltd. increased to approximately 51% from approximately 40% as of October 1, 2003.

The following list presents a selected history of our major acquisition activities related the expansion of our small precision motors, machinery, power supplies and other products businesses:

Small Precision Motors, Machinery and Other Products

Year	Event

1989

We acquired Shinano Tokki Co., Ltd, a leading manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then leading manufacturer of audio equipment and magnetic recording devices for PCs. As a result, we gained the largest market share of spindle motors in the world.

1995

We acquired 38.5% of Kyoritsu Machinery Co., Ltd. and changed its name to Nidec Machinery Corporation. We subsequently increased our ownership to 60.0%. This company manufactures factory automation equipment for small precision motor assemblies and automated measuring instruments.

1995/ 2003

We acquired newly issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, constituting 36.7% of its then outstanding shares. We subsequently increased our ownership to 51% and have consolidated its results since February 2002. Nidec-Shimpo became a wholly-owned subsidiary of Nidec by way of share exchange, effective as of October 1, 2003. Nidec-Shimpo is a leading manufacturer of stepless automatic transmission mechanisms for automobiles.

Index to Consolidated Financial Statements and Information.

Year	Event

1997/ 2002

Our subsidiary, Nidec-Shimpo Corporation, acquired 90.0% of the outstanding shares of Read Corporation, currently Nidec-Read Corporation, from Nippon Steel Chemical Co., Ltd. Nidec-Read manufactures engineering inspection equipment for electronics components, including printed circuit boards, ceramics, semiconductors and automotive parts. Nidec-Read Corporation became our majority-owned subsidiary in February 2002 as a result of our acquisition of additional shares of Nidec-Shimpo Corporation.

1998/ 2004

We acquired 17.7% of the outstanding shares of Copal Co., Ltd., currently Nidec Copal Corporation, from Fujitsu Limited. We subsequently increased our ownership of Nidec Copal to 42.8% also in 1998. We increased our ownership of Nidec Copal Electronics to 51.3% in January 2004. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics Corporation is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0%, also in 1998. We increased our ownership of Nidec Copal to 51.0% in February 2004. Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems.

1998

We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering. We owned 40.0% of the joint venture. We subsequently dissolved the joint venture and purchased the other 60.0% from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary from September 2000. Nidec Shibaura develops and manufactures precision motors for electric appliances and automobiles. Through Nidec Shibaura, we aim to accelerate the pace of development of new, highly competitive products in the worldwide market of motors for household appliances and automobiles.

1999

In October 1999, we acquired 71.0% of the outstanding shares of Nemicon Corporation, currently Nidec Nemicon Corporation. Later that year we acquired an additional 2.1%. Nemicon Corporation produces optical rotary encoders, proximity sensors and other electronic equipment.

2000

We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, currently Nidec Power Motor, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services mid-size motors for industrial equipment and home electrical appliances. This acquisition is in line with our strategic plan to expand our business into the field of mid-size motors.

2004	In October 2003, we acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd. We subsequently increased our ownership of Sankyo Seiki to approximately 51%.

Index to Consolidated Financial Statements and Information.

For the years ended March 31, 2003, 2004 and 2005, our capital expenditures, as shown in our consolidated statements of cash flows for those years, were ¥21,275 million, ¥22,631 million and ¥37,257 million, respectively. Major capital expenditures for the last three fiscal years included the acquisition of plants and equipments for hard disk spindle motors that have fluid dynamic bearings in Thailand and the Philippines. We have had no recent significant divestiture and no significant divestitures are currently being planned.

B. Business Overview.

Overview

We are the world’s leading manufacturer of spindle motors for computer hard disk drives and also produce a variety of other small precision brushless DC motors. We ship our spindle motors to hard disk drive manufacturers throughout the world. For the year ended March 31, 2005, our net sales of hard disk drive spindle motors amounted to ¥119,233 million, representing 24.5% of total net sales of ¥485,861 million. For the year ended March 31, 2004, our net sales of hard disk drive spindle motors amounted to ¥106,919 million, representing 38.5% of total net sales of ¥277,497 million. For the year ended March 31, 2003, net sales of hard disk drive spindle motors totaled ¥97,717 million, or 42.1% of our total net sales of ¥231,836 million. We are one of the first spindle motor manufacturers to commence mass production of next-generation hard disk drive spindle motors that have fluid dynamic bearings, as opposed to conventional ball bearings.

In addition to spindle motors, we focus on the production of:

•

other small precision brushless DC motors used in high-speed, continuous-duty applications, such as CD-ROM drives, CD-read/write, or R/W, DVD drives, high-capacity floppy disk drives, as well as in office equipment, such as facsimile machines, laser printers and photocopy machines;

•

brushless DC fans, which are incorporated in computers, game consoles and other electronic equipment to disperse heat and lower the temperature of critical components;

•

mid-size brushless DC motors used in household appliances, automobiles and industrial equipment;

•

machinery;

•

electric and optical components; and

•

other products.

In order to better respond to pricing pressure and customer demands, we have established various overseas operations for research and development, production and sales. We currently have research and development facilities, production facilities and sales offices located in Japan, Asia, North America and Europe. Most of our research and development facilities are concentrated in Japan, where we focus on the development of next-generation motor and drive technology products. Most of our production facilities outside Japan are located in Asian countries such as China, Thailand, the Philippines, Singapore and Vietnam. This allows us to take advantage of lower labor costs while also gaining more direct access to our customers’ production facilities in these regions.

Index to Consolidated Financial Statements and Information.

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

Basic Characteristics of Electric Motors

The following description of basic characteristics of electric motors is meant to provide some background information that will help you understand recent trends relating to electric motors, our primary products.

In the first half of the twentieth century, electric motors had a limited number of uses such as driving industrial machinery and pumps. However, with the proliferation of household appliances after World War II, electric motors came to be used in a wider variety of applications and products such as air conditioners, washing machines, refrigerators and other household appliances. Today, sophisticated motors are required by many of the electronic products including computers, information technology equipment and home electronics. Electronic products are becoming increasingly sophisticated, offering greater features through the use of microprocessors, micro disk drives and other components. This increasing complexity requires more precise power quality and greater power reliability. In addition, the increasing costs of electricity, coupled with government regulations and environmental concerns, have contributed to increased demand for more energy-efficient motors. All these trends are contributing to increased demand for more advanced electric motors and rotational equipment technology.

Small precision motors can be classified into three broad categories based on the underlying technology: AC motors, general-purpose brush DC motors and special purpose brushless DC motors. Hard disk drive spindle motors, which are our main product, are a type of special purpose brushless DC motor.

DC Motors and AC Motors

At the most basic level, electric motors are devices that convert electric power into rotating mechanical energy. An electric motor can be powered by alternating current, commonly known as AC, or direct current, commonly known as DC. AC power is supplied to homes, offices and industrial sites directly by power companies, whereas DC power is supplied either through the use of batteries or by converting AC power to DC power.

Both AC motors and DC motors can be used to power most applications. The determination as to which motor is most appropriate depends on considerations of factors such as power source availability, speed variability requirements, torque needs, noise constraints and cost. Torque is a measure of the amount an object will rotate when a given force is applied.

Because of their simple design, AC motors offer reliable, low maintenance-cost operation for heavy applications. This is why AC motors are preferred for fixed speed applications in the industrial context and for commercial and domestic applications where AC line power can be easily provided. Many machines that require heavy power inputs such as air conditioners, washers, dryers, industrial machinery, fans, blowers, vacuum cleaners, elevators and escalators use AC motors. However, AC motors are not ideal for products that require delicate or precise control because the electronics required to control an AC motor are considerably more expensive than those required to control a DC motor. In addition, due to heat considerations, AC motors usually cannot be operated at low speeds.

Index to Consolidated Financial Statements and Information.

DC motors are ideal for products that are more dependent on the precision of speed than power. Controlling the speed of a DC motor is simple. The higher the current becomes, the faster the rotation becomes. Most DC motors will operate over a wider range of speeds and provide better performance than comparable AC motors. The superior performance is partly due to the simplicity of control, but it is also due in part to the fact that most DC motors are designed with variable speed operation in mind, and have added heat dissipation features that allow lower operating speeds. It is also easy to control the motor’s torque because it is proportional to current. By limiting the current, the torque is also limited. This makes DC motors ideal for delicate applications. DC motors have become the motor of choice in the majority of variable speed and torque control applications such as hard disk drives, CD-ROM drives, DVD drives and floppy disk drives. In the area of household appliances, such as cordless vacuum cleaners and other products that have traditionally used AC motors, manufacturers are beginning to switch from AC motors to DC motors due to the need for more energy-efficient and precisely controlled motors that support more sophisticated product features.

Brush DC Motors and Brushless DC Motors

There are two kinds of DC motors: brush and brushless. Brushless DC motors differ from conventional, brush DC motors in that the current which produces mechanical energy is applied to stationary coils via electronic switches without physical contact with the rotor, rather than by stationary rods brushing against the rotating coil. Conventional brush DC motors have several limitations: brush life, brush residue, maximum speed, and electrical noise. By avoiding friction, sparks and the wearing and fragmenting of the brush rods, brushless DC motors provide cleaner, faster, more efficient and quieter operation and longer maintenance-free life than conventional brush DC motors. These characteristics make brushless DC motors suitable for applications such as hard disk drives, for which clean operation is critical, and audio-visual equipment, for which low-noise operation is an important factor.

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

Ball bearing technology, which is used in conventional disk drive motors, has limitations. Ball bearings are not perfectly round and both ball bearings and their races can deform slightly under load. Any imperfections in roundness or in raceways will cause what are known as non-repeatable run-out errors that prevent tracks written to the disk from being regular. From the point of view of design, future increases in storage capacity may need to come largely from increasing the number of recording tracks on a radial inch of the disk. The challenge that faces us and other ball bearing spindle motor manufacturers is that ball bearing spindle motors may soon reach the limit of their ability to work at the track densities that will be required.

Motors using fluid dynamic bearing technology have been developed in response to this challenge. In fluid dynamic bearings, the bearing function is taken over by a layer of lubricant less than one-tenth the thickness of a human hair. The rotating spindle supported by the lubricant essentially floats in the bearing unit. The non-existence of metal-to-metal friction in fluid dynamic bearings substantially reduces non-repeatable run-out errors caused by surface imperfections of ball bearings. That makes it possible to increase rotational speed, reduce track spacing and increase the number of tracks per inch on the disk. Fluid dynamic bearing hard disk drive spindle motors offer other advantages over conventional ball bearing hard disk drive spindle motors, including better shock absorbance and vibration dampening, less noise and an extended fatigue life. Our fluid dynamic bearing hard disk drive spindle motors can rotate at over 20,000 revolutions per minute compared with the 12,000 to 15,000 revolutions per minute for conventional motors with ball bearings. Fluid dynamic bearings reduce operation noise by three to ten decibels compared with ball bearings.

Most of our customers have evaluated the reliability of fluid dynamic bearing technology and made a decision to switch to this technology from conventional ball bearing technology. Over 90% of our net sales of hard disk drive spindle motor for the year ended March 31, 2005 consisted of spindle motors mounted with fluid dynamic bearings.

Index to Consolidated Financial Statements and Information.

Markets for DC Motors

Markets for Small Precision DC Motors

Small precision motors have many applications across a broad spectrum of industries. Though often not readily visible to consumers, since they are incorporated into other equipment as components, they serve a vital function. Small precision DC motors currently have uses as components in five major types of equipment:

•

computers and office equipment;

•

audio-visual equipment, home appliances and other consumer products;

•

motor vehicles;

•

heating and cooling machinery; and

•

various industrial machines.

The demand for small precision motors fluctuates chiefly in response to trends in the key end-user industries whose products incorporate these motors. Consumer spending and capital investments are two important drivers of demand for the end-user industries. The 1990s saw expansion of the major markets for small precision motors, with computers and office equipment the major category of expansion, followed by audio-visual equipment, home appliances, other consumer products and heating and cooling machinery. The industrial machinery sector also grew primarily as result of an increase in capital investment. From late 2000 until recently, there was a significant deterioration of economic conditions, particularly with respect to capital investment and consumer spending in the computer, information technology and related product markets, which had a negative impact on sales. However, more recently there have been indications that economic conditions may have stabilized. There has also been an increase in the range of applications for our small precision DC motors, such for as mobile phones and digital cameras, and an increase in demand for fluid dynamic bearing spindle motors. As a result, demand for our small precision DC motors has shown improvement.

Hard Disk Drive Spindle Motors for Computer-Based Information Storage and Retrieval Devices. Most computer applications require access to a greater volume of information than can be stored economically in the random access memory, or RAM, of the computer’s central processing unit. This information can be stored on a variety of storage devices, including hard disk drives, both fixed and removable, floppy disk drives, magnetic tape drives, optical disk drives and semiconductor memory, including RAM and flash memory. Semi-conductor memory does not require rotating parts and accordingly has lower power requirements. However, among all of these storage devices, hard disk drives provide a balance between high volume and fast access speeds that makes them an attractive choice for many computer products. Hard disks are also available at substantially lower prices than high-speed semiconductor memory and are now being produced in comparable sizes (with much higher capacity). Semi-conductor memory is becoming more widespread, particularly in applications such as digital cameras and mobile phones. However, we believe that, due to the advantages of cost, capacity and speed, hard disk drives will continue to be used as the primary device for storing electronic data for computers.

Index to Consolidated Financial Statements and Information.

Currently, hard disk drives, which incorporate our motors and other components such as pivot assemblies, comprise the largest sector of the information storage industry based on Techno Systems Research Co., Ltd. The amount of data stored and accessed electronically has been growing due to the increased amount of data created as a result of the growth of the Internet. The increased volume of shared information was made possible by the growth of high speed broadband communications and the development of sophisticated software applications to generate and manage increasing volumes of data.

Traditionally, hard disk drive motors have been integrated into computer products in three primary categories:

•

Enterprise. This category consists of high performance workstations, servers, mini-computers, mainframes and backup drive subsystems. Applications that run on enterprise systems are usually data-intensive. Servers mainly use 3.5-inch hard disk drives.

•

Desktop. This category consists of desktop PCs. These PCs are used in a number of environments, ranging from homes to small and large businesses. Typically, these PCs use 3.5-inch hard disk drives.

•

Portable. This category consists of portable notebook PCs and hand-held computers, which typically use 1.0-inch, 1.8-inch or 2.5-inch hard disk drives.

Hard Disk Drive Spindle Motors for New Consumer Electronics and Home Entertainment Applications. In addition to the growth in demand for PCs, and Internet- and network-related servers and storage, the widespread use and transmission of graphic images and high-fidelity audio and video in digital format is creating a need for greater storage capacity in consumer electronic devices. As a result, new generations of consumer electronics are expected by us to incorporate hard disk drives for data storage and retrieval functions.

MP3 players with incorporating small hard disk drives, already have gained an amount of popularity. We believe that small hard disk drives will be used in more electric products, such as personal digital assistants, or PDAs, digital video recorders, digital cameras and cellular telephones.

Hard disk drives are increasingly being used in other non-computer devices, such as home video game consoles, advanced television set-top boxes that retrieve audio and video data and store the data locally on these devices for playback and car navigation systems. These trends are expanding the market for hard disk drives from enterprise, desktop and portable computers to new consumer and home entertainment devices.

Index to Consolidated Financial Statements and Information.

Other Small Precision Brushless DC Motors. Other small precision brushless DC motors are designed for quiet performance in high-speed, continuous-duty applications such as CD-ROM, CD-R/W and DVD players and recorders, as well as in office equipment such as facsimile machines, laser printers and photocopy machines.

There has been a growing consumer demand for multimedia products such as CD-ROM, CD-R/W, DVD-ROM and DVD-R/W drives that incorporate brushless DC motors. CD-ROM technology combines audio, video, text, and graphics in one medium with the capability to store, search, and retrieve large quantities of information. One CD-ROM can contain up to 650 megabytes of data. During the 1990s, CD-ROM became the dominant medium for software distribution. DVDs are a type of optical disk that can hold up to 17 gigabytes of information. DVD video has already gained acceptance as a new medium for home video distribution. We believe the DVD video format is replacing the VHS format over time, because DVDs experience no image or sound degradation from normal usage and offer greater storage capacity, indexing, random access and lower manufacturing costs. DVD data storage devices have also been steadily replacing CD-ROMs in the computer industry. In particular, the market for DVD-R/W is rapidly growing for use in household appliances and PCs.

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

•

High-Performance Fans for Use in Game Machines. Currently, we supply fans used in home video game consoles produced by the three major manufacturers.

•

Fans for Audio-Visual Equipment. This market has entered a growth phase, driven by factors that include the introduction of digital technology, the addition of communications functions, and the linkage of audiovisual products with PCs.

Index to Consolidated Financial Statements and Information.

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

Demand is also growing for advanced electric motors in automobiles. Electronic motor-powered power steering systems, engine cooling, active suspensions and brake systems have become increasingly commonplace in small and mid-size cars. Automotive manufacturers are also focusing on developing energy-efficient electrical power steering systems. Conventional power steering systems use a hydraulic pump driven by the vehicle’s engine to provide the required assistance for the driver. The biggest disadvantage of this system is that the pump has to work continuously, wasting power. Fuel consumption can be improved by as much as 2% by switching the power source from the engine to a high-efficiency, mid-size motor, which activates only when needed just for enough power. Brushless DC motors also provide quieter operation and a longer life. For mid-size brushless DC motors in power steering systems, we expect steady market growth in Europe, followed by the United States and Asia. Eventually, we hope to see demand grow for mid-size brushless DC motors for automobile air conditioners, because brushless DC motors are more durable and require less frequent maintenance and repair.

Markets for Machinery

Products in this market include die bonders, circuit board testers, high-speed pressing machines, chip mounters, measuring machines, power transmission equipment, card readers, industrial robots and other factory automation equipment.

After having experienced a protracted domestic economic recession, we are seeing a gradual increase in capital investment primarily in the fields of information technology in and outside of Japan. Demand increased during the second-half of the fiscal year ended March 31, 2004, contributing to an increase in our annual sales of precision press machines, testing equipment and semiconductor production equipment.

While fundamental economic conditions for this market segment remain volatile, we expect the current upward to continue to the extent that trends continue for increased capital investments by major Japanese companies and the revitalization of the world's information technology market.

Markets for Electronic and optical components

The Electronic and optical components segment consists of optical devices, camera shutters, optical pickup units, plastic lens, trimmer potentiometers, encoders, switches, polygon scanners, and a variety of precision plastic-mold products.

Sales growth of our shutters for digital cameras and other optics-related components has slowed from the fourth quarter of the year ended March 31, 2005, when these was an increase in the dissemination rate of digital cameras in the Japanese market. Digital camera manufacturers are now concurrently carrying out inventory adjustments.

For our Optical pickup units, the market for Optical disk drives for PCs has continued to expand.

Index to Consolidated Financial Statements and Information.

Markets for Others

The Others segment consists of precision products used in multiple application fields, including from auto parts, industrial equipment, pivot assemblies and communications equipment. Products in this segment include

Overall, markets for these products have been steadily growing as indicated by our segmental sales increase for the year ended March 31, 2005.

Our Business Strategy

Our goal is to achieve and maintain sustainable high growth, high profitability and higher stock price by being a leading provider of motor and other drive technology products. We intend to accomplish these goals by pursuing the following strategies.

•

Focus on our core products and maintain our dominant position in the hard disk drive spindle motor market. Our technological expertise and research and development efforts enable us to focus on the high performance spindle motor market, which we expect will continue to grow not only because of expansion of the computer market but also because of the growing demand for hard disk drive motors in non-computer products such as digital cameras, home video game consoles, digital video recorders, MP3 players, car navigation systems and advanced television set-top boxes.  We seek ongoing refinement of our drive technologies for spindle motors and other motors to further improve the speed and quality of our products. We have developed fluid dynamic bearing motors in response to the growing needs of hard disk drive manufacturers for spindle motors that can work at higher speeds with disks with greater track densities for greater data storage. Because of the technological limitation of the conventional ball bearing technology used for hard disk spindle motors, the market for hard disk drive spindle motors has been undergoing a fundamental shift in favor of this new technology. We have been expanding our hard disk drive spindle motor production facilities for high volume production of fluid dynamic bearing spindle motors, as well as making efforts to convince our customers to use fluid dynamic bearing spindle motors in their hard disk drives. We seek to continue to improve the quality of our motors to respond to the fast pace of storage capacity increases for hard disk drives. We have developed a new type of fluid dynamic bearing unit with a Japanese bearing manufacturer, using a sintered-alloy metal. The new fluid dynamic bearing units using oil impregnated sintered-alloy metal enables us to produce them by molding and pressing procedures, resulting in a substantial reduction in processing costs. These are designed to be embedded into our fluid dynamic bearing spindle motors for hard disk drives targeting the fast-growing consumer electronics market. We believe this new technology provides an opportunity to expand our share of the spindle motor market even further and will serve to further improve the profitability of our spindle motors for hard disk drives.

•

Continue to expand our market share of small precision brushless DC motors for non-hard-disk-drive applications. We believe that significant growth in the use of the Internet, broadband communications and sophisticated software applications has increased data storage needs and created growth opportunities. We seek to continue to diversify our markets and the customers we serve and the products we produce based on growth potential and our ability to capitalize on our technological and manufacturing capabilities. We believe this will reduce our current dependence on a few large customers. While we seek to consolidate our leading position as a provider of hard disk drive spindle motors, we also seek to expand our market share with respect to other types of small precision brushless DC motors used in non-hard disk drive applications such as:

Index to Consolidated Financial Statements and Information.

-

office equipment, including copy machines, printers and fax machines;

-

CD-ROM drives;

-

CD-R/W drives;

-

DVD-ROM drives; and

-

DVD-R/W including Blu-ray Disc and HD DVD drives.

•

Diversify into new growth markets including mid-size brushless DC motors. We have been diversifying our product offerings into mid-size brushless DC motors, which are used in household appliances, automobile power steering systems and industrial equipment. We also aim to increase our sales of mid-size brushless DC motors to automotive manufactures for their next-generation suspension systems and brake systems, where electric motors have traditionally never been used.

•

Pursue mergers and acquisitions for growth and expand our existing product portfolio into related areas of business. We seek to achieve growth by expanding and developing our product offerings, technologies, sales channels and market presence. A major goal of our acquisitions strategy is the rapid acquisition of product development capabilities and component technologies in new markets, as well as skilled personnel. In selecting target companies, we look for companies involved in similar manufacturing operations with advanced products and technologies that are underperforming due to their financial difficulties or lack of marketing and/or management strength.  In addition, as we are now in a position of increasing financial and operational strength, we are able to target companies that are not experiencing difficulties but nevertheless may be compatible to our business that we would not previously have had the resources to acquire. Following an acquisition, we seek to improve the target’s performance by introducing our management philosophy and corporate policies. We also share our product technology and manufacturing expertise. We have completed a number of acquisitions since 1995 that targeted companies with products and technologies relevant to motor and drive technology products. We plan to strengthen co-ordination among our affiliates and subsidiaries and will continue to evaluate opportunities that complement our existing product portfolio and enhance our strengths in our core market of brushless DC motors.

•

Lower manufacturing costs and increased price competitiveness and profitability. We seek to become less vulnerable to decreasing market prices by lowering manufacturing costs through research and development, cost-conscious design and other efficiency measures. Such measures include shifting production to relatively lower-cost locations overseas, or to locations closer to our customers, expanding the percentage of components produced in-house and improving our cost efficiency through achieving economies of scale by increasing production. We believe that the shift in production to fluid dynamic bearing spindle motors as well as the introduction of the new fluid dynamic bearing units using oil-impregnated sintered-alloy metal, will ultimately help us lower costs since we will not need to purchase ball bearings from outside suppliers and can eliminate the process of machining bearings. In addition, we believe that the ability to lower prices for our products will help increase our sales and market share.

•

Develop a strong presence in key regional markets to anticipate and respond to customer needs. We seek to develop a competitive advantage by building a presence in each of the world’s three major markets for our products: Asia, North America and Europe. In Asia, this means having manufacturing, design, sales and servicing capabilities in each region close to our customers in order to ensure that we can anticipate and meet our customers’ business requirements in local markets and participate in establishing technological and design requirements for new products. Close technical collaboration with our customers and their suppliers during the design phase of new disk drives facilitates integration of our products into new drives, improves our ability to reach cost-effective, high volume manufacturing rapidly and enhances the likelihood that we will become a customer’s primary supplier of motors. In Europe and North America, our sales offices are used to monitor market trends in our customers’ products.

Index to Consolidated Financial Statements and Information.

Our Principal Products, Customers and Competition

The following table presents net sales in each of our major categories of products for each of the three years ended March 31, 2003, 2004 and 2005:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2005
	2003	2004	2005
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥ 97,717	¥ 106,919	¥ 119,233	$ 1,110,280
Other small precision brushless DC motors	25,583	34,138	61,066	568,638
Small precision brush DC motors	3,280	5,372	7,980	74,309
Brushless DC fans	27,395	26,047	34,435	320,654

Sub-total	153,975	172,476	222,714	2,073,881
Mid-size motors	37,479	32,574	35,564	331,167
Machinery and power supplies	22,555	31,240	76,957	716,612
Electronic and optical components *	1,903	23,188	128,417	1,195,800
Others	15,924	18,019	22,209	206,807

Consolidated total	¥ 231,836	¥ 277,497	¥ 485,861	$ 4,524,267

* Electronic and optical components net sales are disclosed separately beginning this fiscal year because the materiality this group increased as a result of the consolidation of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation. Segment information for the years ended March 31, 2003 and 2004 has been restated to conform to this presentation.

Hard Disk Drive Spindle Motors

Our ball bearing hard disk drive spindle motors include those for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives. We have been providing fluid dynamic bearing hard disk drive spindle motors, offering such motors for 3.5-inch, 2.5-inch, 1.8-inch, 1.0-inch and 0.85-inch hard disk drives. As shown in the table above, our net sales of hard disk drive spindle motors were ¥97,717 million for the year ended March 31, 2003 and ¥106,919 million for the year ended March 31, 2004. For the year ended March 31, 2005, our net sales of hard disk drive spindle motors, including fluid dynamic bearing motors, amounted to ¥119,233 million, representing 24.5% of total net sales.

Index to Consolidated Financial Statements and Information.

We currently have seven customers for our hard disk drive spindle motors. All of these customers are major hard disk drive manufacturers. Our seven customers are Seagate, Maxtor, Western Digital, Hitachi GST, a joint venture between Hitachi and IBM, Fujitsu, Toshiba and Samsung. For the year ended March 31, 2003, sales of hard disk drive spindle motors to our top five customers constituted over 36%of our net sales. For the year ended March 31, 2004, sales of hard disk drive spindle motors to our top five customers constituted over 36% of our net sales. For the year ended March 31, 2005, sales of hard disk drive spindle motors to our top five customers constituted over 24% of our net sales. For the year ended March 31, 2005, Seagate, the world’s largest disk drive manufacturer, represented 8.3% of our net sales, with ¥40,491 million, and Hitachi GST represented 6.7% of our net sales, with ¥32,634 million. We currently supply Seagate, our largest customer, with a majority of its high-end, ball bearing hard disk drive spindle motors and most of its fluid dynamic bearing hard disk drive spindle motors. We also supply our second-largest customer, Hitachi GST, with a most of its hard disk drive motor requirements. We currently supply substantially all of other leading hard disk drive manufacturers with most of their hard disk drive spindle motors. In the near future, we do not expect to see any new major manufacturers enter the market for 1.0-inch, 2.5-inch or 3.5-inch hard disk drives, due to extreme competition in the hard disk drive industry. However, we expect to see new hard disk drive manufacturers, and thus potential new customers, to emerge for 1.8-inch, 1.0-inch and 0.85-inch hard disk drives, as new applications for those hard disk drives are developed.

Currently, there are four major producers of spindle motors for hard disk drives in the world, including us, who together account for almost all of the worldwide market. While we face competition from the other three producers, Minebea, Victor Company of Japan, or JVC, and Panasonic, particularly in the 1.8-inch, 2.5-inch and 3.5-inch hard disk drive motor segments, we currently have a market share of more than majority of the hard disk drive spindle motor market by shipment volume. As discussed above, the hard disk drive industry is now shifting from motors based on ball bearing technology to those based on fluid dynamic bearing technology, where we believe we have a technological advantage and will gain additional reputation benefits from being one of the first market entrants. At present, we are the largest manufacturer of 2.5-inch fluid dynamic bearing hard disk drive spindle motors. All 2.5-inch hard disk drive producers have adopted fluid dynamic bearing spindle motors. Most 2.5-inch hard disk drives are used in notebook computers. Seagate was the first manufacturer to use fluid dynamic bearing motors in 3.5-inch hard disk drives used in desktop computers and high-end hard disk drives. Moreover, we believe that we are the dominant supplier of fluid dynamic bearing motors for their high-end hard disk drives. The fluid dynamic bearing motors that we supply to Seagate are based on the designs developed by Seagate. We also believe that we enjoy a very strong position in the 1.0-inch hard disk drive motor segment, as we are not aware of any other producers of this product at present.

In addition to us, we believe that three competitors – JVC, Panasonic and Minebea – are active in the development and marketing of fluid dynamic bearing hard disk drive spindle motors. We seek to compete by working closely with our customers to design and develop motors that meet their specifications. We have already developed a strong background in manufacturing both 2.5-inch models for notebook applications and 3.5-inch models for desktop applications as well as 3.5-inch models for high-end applications. Aside from producing Seagate models, we have been developing a wide range of our own fluid dynamic bearing spindle motors in all categories from 0.85- to 3.5-inch models. Seagate was formerly a competitor. However, we no longer expect them to be engaged in mass production of fluid dynamic bearing motors, because they sold their fluid dynamic bearing production facilities in Rangsit, Thailand to us in November 2000.

We believe that our development activities, which enable us to provide high speed, precision rotation motors, including fluid dynamic bearing motors, and our move to lower-cost, overseas production will maintain and potentially strengthen our competitive position in the market for hard disk drive spindle motors. We have established a new plant in Shenzhen, China as part of our strategy to produce hard disk drive spindle motors on a larger scale, at lower cost and to have closer contact to our customers, who are increasing relocating their production facilities to China. Although information storage technologies exist that do not utilize hard disk drives, we are not aware of any products that will replace the hard disk drive in the foreseeable future. We believe that demand for hard disk drives will continue to increase in the medium and long term.

Index to Consolidated Financial Statements and Information.

Other Small Precision Brushless DC Motors

In addition to our hard disk drive spindle motors and small precision brushless DC fans, our small precision brushless DC motors are used in both computer related devices (including CD-ROM drives, CD-R/W drives and DVD recorders and players) and office equipment (including computer peripherals, copiers, printers and fax machines). Color copiers in particular require a sensitive and smooth dram spin to achieve high-grade printing. Our power transmission drives and brushless motors work together to provide a high-accuracy spin. We are in fierce competition with Matsushita Electric Industrial, Shinano Kenshi and Sanyo Seimitsu in this market, though we hope to increase our market share through the introduction of new products. Our net sales of other small precision brushless DC motors were ¥25,583 million for the year ended March 31, 2003, ¥34,138 million for the year ended March 31, 2004 and ¥61,066 million for the year ended March 31, 2005. The market trend for slim optical disk drive units, incorporated mainly into laptop computers, is steadily shifting to value-added, CD-R/W-DVD hybrids. We are the main supplier of CD-R/W-DVD hybrid units to three major Taiwan makers, – Lite-on, BTC and Acer – and believe that we have a significant share of this market. Another focus of our attention is DVD disk drives incorporated into slim optical disk drive units. We believe that we are in a good position to increase our share in this slim optical disk drive market because spindle motors for these products are required to demonstrate a high degree of rotation accuracy and none of the local Taiwanese manufacturers comply with such requirements. We have been expanding our market share both in terms of slim and thick types, by targeting products on the higher end of the quality spectrum. Our prime target is the home video game console market, which we are gradually penetrating.

Manufacturers in Korea and Taiwan currently lead the manufacturing market for CD-ROM drives, CD-R/W and DVD devices.  We supply a large portion of brushless DC motors to manufacturers in these countries.  In order to expand our market share, we are making efforts to further reduce our production costs by standardizing our products and by generating scale efficiencies.

We have been increasing our monthly production of brushless DC motors for use in office equipment such as laser printers, fax machines and multimedia equipment, including CD-ROM and CD-R/W drives and DVD drives, to up to twelve million motors per month during the year ended March 31, 2005. Because we are intentionally expanding our market shares both in slim and thick types, our sales have been steadily increasing since the second half of the year ended March 31, 2001 despite of the severe competition with low-cost manufacturers in Korea and Taiwan. In order to respond to this competition, we have attempted to lower our costs by shifting our production bases to overseas, especially to China where we have established our subsidiary, Nidec (Dongguan) located nearby Shenzhen.

Brushless DC Fans

Our brushless DC fans are used in many types of products, including computers and video game consoles, for the purpose of lowering the temperature of central processing units in these products. In addition, they are used in household appliances, including bidet-toilets, rice cookers, microwave ovens and plasma displays. Our net sales of brushless DC fans accounted for ¥27,395 million for the year ended March 31, 2003, ¥26,047 million for the year ended March 31, 2004 and ¥34,435 million for the year ended March 31, 2005.

Customers for our brushless DC fans include manufacturers of central processing units, computers, computer cases and computer peripherals, laser printers, photocopy machines, projectors, audio/visual equipment, household appliances, game consoles, telecommunications equipment, automobile seats and automobile air conditioners. Overseas, a substantial portion of our sales is to manufacturers of central processing units, computers and computer peripherals. We also have a leading position in the fan market for color printers, projectors and mini-component stereo sets. We are also expanding sales of our fans into new markets such as automobile seats and telecommunications equipment. We began the sales of fans for video game consoles in March 2000, and we believe that we are currently the largest supplier to each of the three major game console manufacturers. In Japan, our primary competitors for brushless DC fans are Matsushita Electric, Sanyo Denki and Minebea. We also face competition from Papst in Germany and Taiwanese companies such as Sunon, Delta and Chenhome, which are generally providing lower quality but less expensive fans. We are also selling our fans and motors to the manufacturers of digital laser projectors. Texas Instruments, with which we maintain a long-standing business relationship, is a leading designer and manufacturer of digital laser projectors, and we expect that from our existing business with Texas Instruments, we will be able to capture a large share of the market for fans and motors in digital laser projectors.

Index to Consolidated Financial Statements and Information.

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

Mid-size Motors

Through Nidec Shibaura Corporation, which was originally a joint venture among Nidec, Shibaura Mechatronics and Toshiba and which became our wholly owned subsidiary in September 2000, we produce mid-size brushless DC motors for household appliances such as washing machines and air conditioners. We are combining the technology and expertise of Nidec Shibaura in household appliance motors with other technologies we have developed through our experience in the spindle motor field. In the area of household appliance DC motors, our principal competitors are Matsushita Electric, Hitachi and several Chinese manufacturers. We also design, develop, manufacture and service mid-size motors for industrial equipment such as pumps and elevators as well as home electrical appliances through Nidec Power Motor.

One area into which we have diversified is mid-size motors for power steering. We are currently selling such motors to two European car manufacturers through one major power steering manufacturer. We are actively exploring possibilities for collaboration with other suppliers to the automotive industry and plan to enter the U.S. market. We face competition from companies that supply auto parts to the major car manufacturers such as Emerson in the United States and Bosch in Europe.

Machinery and Power Supplies and Other Related Products

Machinery we design and manufacture includes semiconductor production equipment, such as die bonders and board testers, high-speed press machines, machine tool equipment for the manufacture of motors, measuring equipment, power transmission equipment, factory automation systems, laboratory systems equipment, robots and card readers.

On July 16, 2002 we sold our power supply business to a third party via Nidec America Corporation.

The majority of our die bonders and board testers are shipped directly to information technology and semiconductor industry plants.

The market for these products was strong in the first half of the year ended March 31, 2005, but in the second half, the upward trend began slowing down. However we believe that this slow-down is due to a temporary adjustment in inventories. Semiconductor manufacturers are now actively investing in production and development of high added value products, where we expect new capital investment.

“Other products” have progressed favorably due to strong sales of new products from our major customers in North America, Europe and Japan, to which automotive component parts manufactured by Nidec Tosok Corporation are supplied.

Index to Consolidated Financial Statements and Information.

However, net sales only increased slightly as compared to the previous fiscal year, as a result of overlapping negative factors such as the impact from a production decrease and a request for larger discounts from our major customers, in connection with steel product shortages in the second half of the year ended March 31, 2005.

In addition, sales of shutters produced by Nidec Copal Corporation have increased as a result of strong demand for digital cameras. Optical pickups of Sankyo Seiki Mfg. Co., Ltd. are on the rise, due to favorable demand for the recording type and thin model type for PCs. Electronic parts of Nidec Copal Electronics Corporation have progressed favorably primarily due to increased demand resulting from capital investment related to telecommunications equipment, broadcasting equipment and semiconductor manufacturing equipment.

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

Sales

We regard a timely response to consumer demands as the most important aspect of service. By establishing a sales base in many regions, both inside and outside Japan, we have established a global sales network which covers the world’s key motor markets. As of March 31, 2005, we had 90 sales and marketing offices in Japan, 13 in the United States, 2 in Europe and 31 in the rest of Asia.

In Japan, products are mainly sold to customers directly through Sales Departments, which employed 962 staff members as of March 31, 2005. Some products are also sold through sales representatives. We have sales bases and sales branches in various regions in Japan, such as Tokyo, Osaka, Aichi (Nagoya), Fukuoka, Kanagawa, and Hiroshima. Since most of our customers have a technical development department in Japan, we work to expand new demand by meeting the diversified needs of our customers through these sales departments and seek to quickly respond to changes in the market.

Overseas, generally, products are sold to customers through subsidiaries and affiliates. In the United States and Canada, a portion of our products is sold through sales representatives.  In Europe, products are mainly sold directly to customers through sales subsidiaries. In Asia, such as Singapore, China, Hong Kong, Taiwan, and South Korea, sales subsidiaries are responsible for directly selling products to customers in their area. As for manufacturing subsidiaries in Asia, such as Singapore, Thailand, Taiwan, the Philippines, and China, products are generally sold through parent companies, although, some products are sold through sales subsidiaries in these areas or directly to customers. Our manufacturing subsidiary in Dongguan sells nearly all of its products to customers through sales subsidiaries in Hong Kong.

Index to Consolidated Financial Statements and Information.

The following table presents a breakdown of total revenues by geographic market for the three years ended March 31,2003, 2004 and 2005:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2005
	2003	2004	2005
Sales and operating revenue:
Japan	¥126,904	¥149,392	¥292,822	$2,726,716
U.S.A.	7,006	5,378	8,200	76,357
Singapore	46,706	39,056	59,989	558,609
Thailand	23,333	36,610	42,653	397,179
The Philippines	3,607	2,230	5,557	51,746
China	1,337	13,439	23,771	221,352
Other	22,943	31,392	52,869	492,308
Consolidated total	¥231,836	¥277,497	¥485,861	$4,524,267

Because our hard disk drive spindle motors are components used in information technology equipment, the market for which is subject to rapid technological change, it is critical to provide in-depth support, including by locating production, sales and service operations as close as possible to customers. Success in our business depends on the ability to quickly understand and respond to market needs, including product trends, features and specifications, as well as production capacity and pricing. Our Sales Department is constantly evaluating the market in search of new opportunities. Feedback on identified needs is quickly passed on to our Development and Production Departments, and the entire team works together to further the commercialization effort of new products. The rapid acquisition of information and action by our Sales Department enables our Development and Production Departments to respond quickly, so that products meeting customer requirements can be launched in a timely manner.

Production

We specialize in the field of “Everything that Spins and Moves” centering on drive technology products, namely motors, and have acquired large market share for many of our products by reinforcing motor-related technology and application engineering through mergers and acquisitions. As a result, we have been successful in expanding sales and profits by taking advantage of new market opportunities and demand trends. We divide operations into the five business segments discussed blow. While development and design engineering are mostly conducted in Japan, production of small precision motors is conducted in various Asian countries, including Thailand, the Philippines, Singapore and China, based on our basic policy of producing products close to the production sites of our customers. While some mid-size motors are being produced in Japan, production of mid-size motors in Thailand and China, which has been increasing recently, shows a production cost advantage. Machinery is still being produced mostly in Japan.

Index to Consolidated Financial Statements and Information.

Small Precision Motors

We produce most of our small precision motors, such as spindle motors for HDDs, brushless DC motors and fan motors in our overseas manufacturing subsidiaries in Thailand, the Philippines, Singapore, Vietnam and China. In addition, we established a joint venture with NTN Corporation in China in August 2002. The joint venture is producing fluid dynamic bearing units using oil impregnated sintered-alloy metal for our spindle motors for HDDs. These production operations in Asia have resulted in cost reductions in relation to such factors as capital expenditure, labor costs and taxes. Some of our subsidiaries manufacturing some of component parts in Thailand and the Philippines. Supply component parts to some of our other facilities, helping reduce the production cost. We have established research and development centers in Japan, which develop new designs and more efficient processing/production technology in order to create advanced new products. In particular, our technical development centers in Kyoto, Shiga, Nagano and Tottori have been engaged in design and prototype production for new-product development, and are promoting the full transfer of technology to overseas plants, including formation of mass production lines. After the completion of this technology transfer, we anticipate that these technical development centers will to collaborate closely with overseas plants and provide technical support.

Mid-Size Motors

The design and development of the following products is conducted in our Technical Development Center in Shiga and manufacturing subsidiaries in Fukui and Fukuoka: mid-size brushless DC motors for vehicles that respond to market demands for lower fuel consumption and lower vehicle emissions, mid-size brushless DC motors for consumer electronics and housing facilities which feature energy savings, low noise and longer life, and mid-size motors for industrial use that respond to the demand for energy saving machinery. Production of those products is conducted in Japan as well as in our manufacturing subsidiaries in Thailand and in China. Production centers in Japan provide technical support to manufacturing subsidiaries in Thailand and in China. Products manufactured in our manufacturing subsidiaries in Thailand and China are sold to our customers in Japan and overseas through our sales departments in each production center in Japan, and some of them are directly sold to customers in Thailand and China.

Electric and optical components

We produce encoders, optical components such as camera shutters, lens units and optical pick-up units, electronics parts including pressure sensors, electronics circuit parts and actuators, as a result of Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. becoming our consolidated subsidiaries in January and February 2004. Shutters and lens units for various cameras are developed and designed by a manufacturing subsidiary in Tokyo and produced in manufacturing subsidiaries in Fukushima and in China. A manufacturing subsidiary in Nagano develops, designs and manufactures electronics components such as actuators and optical pick-up units, which are also produced in Singapore and China. Electronic component parts such as pressure sensors and electronics circuit parts are developed, designed and manufactured by our manufacturing subsidiaries in Saitama, Tochigi and Miyagi.

Machinery and Others

Various semiconductor manufacturing equipment, such as fully automatic die bonders and fully automatic wire bonders, measuring equipment, such as automatic measuring equipment and image processing equipment, and machinery, such as high-speed press equipment and inspection equipment of printed circuit boards, have mainly been designed, developed and manufactured by our manufacturing subsidiaries in Japan. Some of our measuring equipment, such as high-speed press machines is manufactured in China. The products in this business segment, such as the mini-laboratory system of Nidec Copal Corporation and industrial robots and card readers of Sankyo Seiki Mfg. Co., Ltd., are new products we acquired as a result of the consolidation of these subsidiaries. These are developed, designed and manufactured primarily by our manufacturing subsidiaries in Tokyo and Nagano, and some of them are manufactured in our manufacturing subsidiary in China.

“Others”, consists of pivot assemblies and automotive parts. Our manufacturing subsidiary in Singapore conducts the development, design and manufacture of pivot assemblies. Automotive parts are developed, designed and manufactured by a manufacturing subsidiary in Japan and are also produced by our manufacturing subsidiary in Vietnam.

Index to Consolidated Financial Statements and Information.

Suppliers

Our purchasing policy is to purchase parts, components, raw materials, equipment and other supplies from the various suppliers chosen by us based on factors such as price, quality and delivery of the supplies and related services. We believe that this policy encourages suppliers to develop technological improvements, cost competitiveness and other competitive features. Most supplies, except some components for printed circuits, are purchased locally and we have not experienced any difficulty in obtaining supplies under our purchasing policy. We believe that the materials and components necessary for our manufacturing operations are presently available both in quantity and quality. Moreover, as we have switched from ball bearing to fluid dynamic bearing technology, we are less reliant on outside suppliers of ball bearings.

Key supplies for manufacturing motors are ball bearings, presses and stamping parts for the production of hubs, stator cores and die casts for the production of brackets on which motors are mounted. Other principal supplies include components for printed circuits, such as integrated circuits and electromagnetic steel sheets, as well as other electronic parts. In the past, we purchased base plates for motors from suppliers, but now we produce such base plates. In recent years, we had some difficulties in obtaining integrated circuits and other electronic components for printed circuits, due to an increasing demand. If similar difficulties occur in the future, we may be required to keep stock of such components in our inventory, although at present we do not believe we need to do so.

In January and February 2004, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. became our consolidated subsidiaries. Since then these companies and their subsidiaries have tried to shift their production bases from Japan to overseas in order to reduce production costs and to increase competitive strength. We seek to improve their purchasing quality control measures.

Index to Consolidated Financial Statements and Information.

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

We believe that leadership in environmental protection is an important competitive factor in the markets for our products. We have given and will continue to give high management priority to environmental matters. We believe that our operations are in substantial compliance with regulatory requirements affecting our facilities and products in each of the markets in which we operate. We monitor these requirements and adjust affected operations and products to ensure that we remain in substantial compliance with these requirements. With one exception, all our plants in Japan and all our overseas production bases have either received, or are scheduled to receive within the next several years, certifications under the ISO 14001 standards on environmental management systems of the International Organization for Standardization. The one exception is Nidec America Corporation, whose clients have not requested ISO 14001 certification. Also, in response to a number of recent requests from customers, we have established a committee to investigate ways that we might eliminate the use of lead in our manufacturing processes. As a result, almost all of our current products use lead-free solder, with a few exceptions because of specific customer requirements.

Index to Consolidated Financial Statements and Information.

Our Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2003	2004	2005

Japan	3,569	7,486	7,222
North America	247	330	284
Asia (other than Japan)	29,507	51,315	62,647
Europe	8	9	16
Total	33,331	59,140	70,169

Japan

In Japan, as of March 31, 2005, we had 7,222 employees. 3,168 of these employees were engaged in manufacturing operations, 1,531 in research and development and 962 in retail business activities.

Most of our employees receive compensation on the basis of fixed annual salaries and twice-a-year bonuses. In addition, we have a separate bonus system to reward employees who make significant technological contributions to our operations as reflected primarily by patent registrations. We emphasize and reward individual skills and performance. We have started to incorporate performance-linked elements into our domestic compensation and promotion systems to make us more competitive in Japan in recruiting and retaining highly-skilled individuals. Under our retirement allowance system, eligible employees are entitled to a lump-sum allowance and a retirement annuity upon their retirement.

In Japan, although Nidec has no labor union, labor unions have been organized in some of our subsidiaries. No substantial strikes and/or labor disputes have occurred so far. We consider that the relationship between the company and employees is favorable.

Overseas

As of March 31, 2005, we had 62,947 employees overseas. 57,751 of these employees were engaged in manufacturing operations, 294 in research and development and 394 in retail business activities.

No material strikes and/or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

Intellectual Property

As of March 31, 2005, we owned approximately 1,662 issued patents, 212 utility model registrations and 293 trademarks in Japan as well as 539 issued patents and 16 trademarks in the United States. Every year, we file additional patent applications in Japan, some of which we also file in the United States. We also seek patent protection in various other foreign jurisdictions where we manufacture or sell our products. As of March 31, 2005, we had a total of 4,717 patent and utility model applications pending in Japan and in foreign jurisdictions. While we believe that our patents are important, in general, no single or group of related patents is essential to us or any of our principal business segments.

Index to Consolidated Financial Statements and Information.

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

Legal Proceedings

On December 9, 2004, NEC Corporation (NEC) filed a lawsuit against us in the Tokyo District Court claiming that NEC had a loss of &165;174 million ($1,620 thousand) resulting from unamortized equipment for its products and other costs caused by a stoppage of purchases of its products by us, and claiming that we were liable to compensate NEC for the loss on the grounds that we did not meet our guaranteed purchase volume obligation. We have argued that we have not guaranteed purchase volumes and that there is therefore no reason to compensate the unamortized equipment cost. We have also argued that the reason for the stoppage of products purchases by us derives from NEC failing to achieve scheduled cost reduction, and that there is no reason for us to compensate NEC. Because this litigation has only recently initiated, we cannot project the outcome. The details of the transaction are as follows. From July 2000, we purchased from NEC electric control units (ECUs), assembled ECUs with motors, and then supplied ECU-motor assemblies to our customers for incorporation into electric power steering systems. However, on October 2002, we were notified of a stoppage of purchases of ECU-motor assemblies by the customer on the grounds of a failure to achieve scheduled cost reductions on the ECU. Therefore, we stopped the purchase of the ECUs from NEC. Due to the fact that we continue to supply the motor separately to the customer even after their stoppage of the purchase of ECU-motor assemblies, we believe that the stoppage of purchase of ECU-motor assemblies by the customer was not caused by any problem of the motor.

On February 15, 2005, we filed a patent infringement lawsuit in the United States District Court for the Northern District of California against Victor Company of Japan, Limited and its subsidiary, JVC Components (Thailand) Co., Ltd., and their sales agents, Kabushiki Kaisha Agilis and Agilis Technology Inc. (collectively “JVC”), charging them with infringing its U.S. Patent Nos. 5,667,309, 6,554,476, 6,343,877 and 6,793,394. The four patents cover our fluid dynamic bearing technology used in spindle motors found in computer hard disc drives. JVC has supplied and continues to supply spindle motors to hard disc drive manufacturers without a license under these patents. We brought this action to prevent JVC from selling, distributing or importing infringing spindle motors in the United States, and from selling or distributing such motors for incorporation into hard disc drives sold, distributed or imported in the United States. In addition, we seek compensatory damages for JVC’s infringement, as well as treble damages for willful infringement and recovery of our attorneys fees, as permitted under United States Patent law.

In April 2005, a group of 62 U.S. Music Copyright holders including BURNE CO., (collectively “Plaintiffs”) filed a lawsuit in the Southern District Court of New York, alleging that five companies and one individual, including Sankyo Seiki Mfg. Co., Ltd. and two of its other consolidated subsidiaries of Company (collectively “Defendants”) had been concerned in sales of allegedly infringing music-box movements which were imported into U.S. by several U.S. importers. Defendants are now in the process of investigating the importer's payment status of copyright royalty for the music-box movements, and the estimation of the result of the lawsuit is difficult at this time. However, the result of the lawsuit may have an adverse effect on our consolidated business results.

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

Index to Consolidated Financial Statements and Information.

C. Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2005:

Name	Country	Principal business	Net sales for the year ended March 31, 2005	Issued share capital as of March 31, 2005	Percentage owned by us as of March 31, 2005
					(%)
Consolidated subsidiaries
Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	TB25,220 million	TB1,950 million	99.9%
Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors and fan motors	US$366,637 thousand	US$32,500 thousand	100.0%
Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies	US$435,191 thousand	S$8,000 thousand	100.0%
Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	PP10,844 million	PP1,400 million	99.9%
Nidec Shibaura Corporation	Japan	Manufacture and sales of small AC motors	¥30,892 million	¥1,000 million	100.0%
Nidec Power Motor Corporation	Japan	Manufacture and sales of mid-size motors and small AC motors	¥10,159 million	¥1,000 million	83.5%
Nidec Nemicon Corporation	Japan	Manufacture and sales of rotary encoders, proximity sensors and other electronic equipment	¥2,694 million	¥230 million	95.2%
Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	¥8,153 million	¥450 million	100.0%
Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery and testers	¥7,466 million	¥100 million	60.0%
Nidec America Corporation	U.S.A	Manufacture and sales of fans and precision motors	US$29,394 thousand	US$82 thousand	100.0%
Nidec Taiwan Corporation	Taiwan	Sales of fans	NT$3,789,028 thousand	NT$5,000 thousand	100.0%
Nidec Electronics GmbH	Germany	Sales of spindle motors for hard disk drives and fans	EUR28,346 thousand	EUR153 thousand	100.0%
Nidec (H.K.) Co., Ltd.	Hong Kong	Sales of parts for our products and sales of spindle motors	HK$1,385,322 thousand	HK$800 thousand	99.9%
Nidec Tosok Corporation (1) *	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, semiconductor manufacturing machinery, air/electronic gauges, precision ball screws, and other precision measuring devices and manufacture of fan motors	¥28,678 million	¥3,287 million	58.5%
Nidec-Shimpo Corporation	Japan	Manufacture and sales of power transmission drives, control devices, measuring and factory automation equipment, ceramic and wood art equipment, and others	¥18,043 million	¥2,592 million	100.0%

Index to Consolidated Financial Statements and Information.

Name	Country	Principal business	Net sales for the year ended March 31, 2005	Issued share capital as of March 31, 2005	Percentage owned by us as of March 31, 2005
					(%)
Nidec-Read Corporation *	Japan	Manufacture and sales of printed circuit boards, liquid crystal display and plasma display panels testing systems and automatic measurement/control systems	¥4,897 million	¥938 million	65.5%
Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	¥2,054 million	¥86 million	100.0%
Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	US$131,002 thousand	US$20,000 thousand	100.0%
Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors	US$103,060 thousand	US$5,000 thousand	100.0%
Nidec (New Territories) Co., Ltd.	Hong Kong	Manufacture and sales of small brushless DC motors	HK$0 thousand	HK$1 thousand	99.8%
Nidec System Engineering (Zhejiang) Corporation	China	Manufacture of factory automation equipment	CNY132,333 thousand	CNY41,384 thousand	100.0%
Nidec (Shanghai) International Trading Co., Ltd. (1)	China	Sales of small brushless DC motors	CNY124,311 thousand	CNY1,655 thousand	100.0%
Nidec Copal Corporation (2)*	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	¥69,042 million	¥11,080 million	54.1%
Nidec Copal Electronics Corporation (2) *	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	¥23,865 million	¥2,362 million	51.1%
Sankyo Seiki Mfg., Co., Ltd. (2) *	Japan	Manufacture and sales of motors, optical pickup units, automated teller machines, home appliance components, factory automation equipment	¥122,311 million	¥35,270 million	55.3%

Notes:

(1) On July 29, 2005, we increased our holding to 65.03%.

(2) Nidec (Shanghai) International Trading Co., Ltd. was established in April 2003 by Nidec as its Chinese sales and marketing subsidiary.

(3) These companies became majority-owned subsidiaries in January and February 2004.

(* - Listed on one or more stock exchanges in Japan)

Index to Consolidated Financial Statements and Information.

Joint Venture with NTN Corporation

On August 28, 2002, Nidec and NTN Corporation established a joint venture, NTN-Nidec (Zhejiang) Corporation, in Pinghu City located near Shanghai, China.

Nidec holds 40% and NTN holds 60% of the equity of the new joint venture. The breakdown of initial paid-in capital of $6.5 million was $2.6 million from Nidec and $3.9 million from NTN. The purpose of the new joint venture company is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for hard disk drive motors. Production started in April 2003.

A sintered-alloy-based fluid dynamic bearing unit by the new joint venture will be used in our fluid dynamic bearing motor for hard disk drives. NTN-Nidec (Zhejiang) Corporation is also seeking to sell fluid dynamic bearing motors in the computer peripheral equipment market and the audio-visual market, which has increasingly been using hard disk drives.

In January 2004, NTN-Nidec (Zhejiang) Corporation increased its paid-in capital to $21 million US dollars from $13 million US dollars in lieu of an exchange of ownership of shares between Nidec and NTN Corporation. This capital investment was used for capital improvements to achieve increased production capability to 8 million pieces per month from the original 3 million. At the end of 2005, NTN-Nidec (Zhejiang) Corporation had capacity of approximately 5 million pieces per month.

Index to Consolidated Financial Statements and Information.

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2005, we operated manufacturing and sales facilities through 23 Japanese subsidiaries and 66 foreign subsidiaries. These facilities are located in Japan, China, Taiwan, Singapore, Thailand, Malaysia, South Korea, Indonesia, the Philippines, Vietnam, Canada, the United States and Europe.

The following table sets forth information, as of March 31, 2005, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function

In Japan
Corporate Headquarters and Central Technical Laboratories (1)	Japan	36,119	Basic research and development and fluid dynamic bearing technology development
Nidec-Shimpo Corporation	Japan	29,322	Manufacturing of power transmission equipments and measuring equipment
Nidec Copal Corporation Koriyama Technical Center	Japan	23,072	Development design and material procurement
Nidec Tosok Corporation Headoffice and Technical Center (1)	Japan	20,949	Manufacturing of measuring equipments and semiconductor equipment
Shiga Technical Development Center (1)	Japan	20,596	Research and development and manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, mid-size motors for automobiles and pumps and precision motors
Sankyo Seiki Mfg. Co., Ltd. Head Office and Shimosuwa Facility	Japan	20,212	Financial industry terminals and manufacturing of card readers
Sankyo Seiki Komagane Facility	Japan	19,187	Manufacturing of motor-driven actuator units and DC motors for PC peripheral devices
Nidec Copal Corporation Shiojiri Factory	Japan	18,903	Manufacturing of mini-laboratory system
Nidec Shibaura Corporation Head Office	Japan	18,517	Manufacturing and sales of mid-size motors
Nidec Tosok Corporation Yamanashi Factory	Japan	15,044	Manufacturing of components for automobiles
Nidec Copal Precision Parts Corporation Koriyama Factory	Japan	13,596	Manufacturing of precision dies, press stamping components, injection molding components and surface treatment processing components
Nidec Copal Electronics Corporation Sano Factory (1)	Japan	11,393	Manufacturing and sales of precision automotive parts
Mineyama Precision Machining Center (1)	Japan	11,070	Research and development and manufacturing of spindle motors for hard disk drives (both ball bearing and fluid dynamic bearing)

Index to Consolidated Financial Statements and Information.

Facility name	Location	Floor space (square meters)	Principal products and function

Outside Japan
Nidec Philippines Corporation (3)	Philippines	131,455	Manufacturing of spindle motors for hard disk drives
Nidec Tosok (Vietnam) Co., Ltd.	Vietnam	47,412	Manufacturing of fans and components for automobiles
Nidec (Dalian) Limited (2)	China	46,338	Manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, fans and components for precision motors
Nidec Subic Philippines Corporation	Philippines	35,786	Manufacturing of spindle motors for hard disk drives
Nidec Copal (Zhejiang) Co.,Ltd .	China	29,335	Manufacturing of components and lens cones for digital still cameras and mini-laboratory systems
Nidec Shibaura (Zhejiang) Co., Ltd.	China	22,700	Manufacturing of mid-size motors
Nidec (Dong Guan) Corporation (2)	China	22,700	Manufacturing of small brushless DC motors for PC peripheral devices and office automation equipment
Sankyo Seiki (Fuzhou) Co.,Ltd.	China	20,540	Manufacturing of optical pickup units
Nidec (Zhejiang) Corporation (2)	China	20,000	Manufacturing of spindle motors for hard disk drives and assembling motors and accessories
Nidec Precision (Thailand) Co., Ltd. (4)	Thailand	19,560	Manufacturing of components for hard disk drive spindle motors
Nidec Copal (Thailand) Corporation	Thailand	16,450	Manufacturing of camera components and micro motors
Tokyo Pigeon (Hong Kong) Co., Ltd.	Hong Kong	14,254	Manufacturing and sales of Mechanism for audio
HK Nissin Kohki Co., Ltd.	Hong Kong	13,780	Forming of plastic and plastic lens
Nidec Shibaura Electronics (Thailand) Co., Ltd.	Thailand	13,410	Manufacturing of mid-size motors
Sankyo Seiki (Singapore) Pte., Ltd.	Singapore	13,380	Manufacturing of stepping motors and motor-driven actuator units
Nidec System Engineering (Zhejiang) Corporation (2)	China	12,400	Manufacturing of factory automation equipment
Nidec Copal Electronics (Zhejiang) Co., Ltd. (1)	China	12,400	Manufacturing of electric components
Sankyo Electronics (Shaoguan) Co., Ltd.	China	12,300	Manufacturing of motor-driven actuator units
Nidec High-Tech Motor (Thailand) Co., Ltd. (4)	Thailand	11,000	Manufacturing of fluid dynamic bearing spindle motors

__________
Notes:

(1) We own both the property and the facilities.

(2) We lease the property and own the facilities.

(3) Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.

(4) We lease both the property and the facilities.

In addition to the above facilities, we have a number of other smaller factories located worldwide. We also have sales and service offices which are located primarily in Tokyo, Machida, Osaka, Nagoya, Fukuoka, Zama and Hiroshima.

As of March 31, 2005, the aggregate book value of the land and buildings we owned was ¥111.5 billion, and the aggregate book value of machinery and equipment we owned was ¥178.6 billion. We lease other equipment that we use in our operations.

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

Overview

Market Environment for Hard Disk Drive Spindle Motors

We sell hard disk drive spindle motors, our main products that constituted 24.5% of our total sales for the year ended March 31, 2005, to major hard disk drive manufacturers.

According to Techno Systems Research Co., Ltd., a Japanese research institute specializing in technological industries, 87.7% of hard disk drives were used for PCs and the rest were used for non-PC products such as game consoles, DVD recorders and portable audio units for the calendar year ended December 31, 2004.

During the year ended March 31, 2005, fluid dynamic bearing technology for hard disk drive spindle motors made rapid progress in the market. Almost 90.3% of our production of hard disk drive spindle motors was fluid dynamic bearing motors for the year ended March 31, 2005, compared to 77.0% for the year ended March 31, 2004. We believe that almost all, with a few exceptions, hard disk drive manufacturers in the world will be shifting from conventional ball bearing motors to fluid dynamic bearing motors in the years ahead.

During the latter half of the year ended March 31, 2001, the U.S. economy began to slow, and this led to a reduced demand for PCs. The reduced demand for PCs continued into the year ended March 31, 2002. PC markets have since begun to recover. According to International Data Corporation, worldwide PC shipments, including PC servers increased by 14.7% for calendar year 2004 from calendar year 2003. Nevertheless, average sales prices have declined. Our average sales price of hard disk drive spindle motors fell by approximately 8% during the year ended March 31, 2003 and fell by approximately 9% during the year ended March 31, 2004. Our average sales price of hard disk drive spindle motors fell again by approximately 9% during the year ended March 31, 2005, despite the increase in the shipments of our hard disk drive spindle motors by 20%. This, we believe, reflects intensified competition in the market for 2.5-inch hard disk drives due to major market entries, as represented by Seagate, Maxtor and Samsung Electronics.

The increase in the shipments of our hard disk drive spindle motors was attributable to the strong demand for our hard disk drive motors, especially from manufacturers of new consumer electronics and home entertainment applications. We have seen an increasing number of our customers establish their hard disk drive production centers in China and other countries, as they have been attracted by these countries’ low production cost environment. We believe that the migration of our customers’ production facilities to those countries, especially China, will continue for the next several years.

We have been responding to the trends described above by taking the following steps:

•

We are expanding manufacturing and assembly operations in China and other low-cost production locations, such as Thailand and the Philippines.

Index to Consolidated Financial Statements and Information.

•

We are expanding the manufacture of a new type of fluid dynamic bearing spindle motor using oil-impregnated, sintered-alloy metal. The use of sintered-alloy metal, for its fitness for molding and press work, significantly lessens dependence on the comparatively lengthy machining process during production of other spindle motors and therefore substantially reduces processing cost per unit.

•

We are expanding the percentage of components we produce in-house.

We believe that, by taking these steps, we are achieving cost savings that outweigh the decrease in average unit prices. In addition, we have been increasing total revenue from fluid dynamic bearing spindle motors in new non-computer markets, a trend we believe will continue. This, we believe, reflects the strong demand for our hard disk drive motors, especially from manufacturers of new consumer electronics and home entertainment applications.

Market Environment for Other Small Precision Brushless DC Motors

Most of our revenues from sales of other small precision brushless DC motors, which accounted for 12.6% of our total net sales for the year ended March 31, 2005, are derived from sales to manufacturers of CD-ROM, COMBO (CD-R/W drive combined with DVD-ROM drive) drives and writable DVD drives.

We believe that the market for CD-ROM drives is reaching maturity. At the same time, the markets for COMBO drives and writable DVD drives are growing, in part as replacements for CD-ROM drives. Also, a recent slow-down in demand for computers has been putting downward pressure on the pricing for those drives that are used in them. Accordingly, some of our small precision brushless DC motors, particularly those for use in CD-ROM drives, have been experiencing downward pricing pressure, while the demand for other uses, particularly in COMBO drives and writable DVD drives in non-computer products, has been growing. We expect to become more competitive in these markets, as our production costs decline as a result of standardizing our product lines.

Market Environment for brushless DC Fans

We sell our brushless DC fans, which accounted for 7.1% of our total net sales for the year ended March 31, 2005, to various manufacturers of computers, computer peripheral, game consoles, photocopy machines, projectors and household appliances such as refrigerators. We also sell brushless DC fans, which are used to cool automobile seats.

Sales of brushless DC fans are primarily affected by the general market demand for the products which incorporate them. For several years prior to calendar year 2003, the demand for brushless DC fans used for game consoles increased substantially. However, during the fiscal years ended March 31, 2004 and 2005, such demand dropped substantially, which had a negative effect on the market for brushless DC fans. Despite significant decreases in sales of brushless DC fans for game machine consoles for the years ended March 31, 2004 and 2005, mainly due to a peak in the global demand for game machines, we have seen strong demand for fans directed to the high-end segments of the PC, server, and MPU cooler markets. Demand for our brushless DC fans is also increasing in the market for household electric appliances, as represented by microwave ovens, rice cookers, warm water toilet seats and refrigerators.

Index to Consolidated Financial Statements and Information.

Market Environment for Mid-size Motors

We sell mid-size motors, which accounted for approximately 7.3% of our total net sales for the year ended March 31, 2005, to home electric appliance, industrial machine and automobile power steering system manufacturers.

Recently, the demand for power steering systems that incorporate mid-size brushless DC motors, which help conserve energy, has been increasing. An increasing number of power steering system manufacturers have shifted to producing this type of power steering systems, away from the conventional engine-driven type that uses belts. We believe, however, that it will still take some time before the acceptance of power steering systems that use mid-size brushless DC motors reaches a sufficiently high level to enable us to start mass production of these motors, because, in this market, the evaluation of samples that must take place prior to the introduction of a new product takes a comparatively long period of time. Also, in recent years there has been increased demand for household appliance products including air conditioners and dish washers that use mid-size brushless DC motors.

However, during the fiscal year ended March 31, 2005, mid-size brushless DC motors for use in home electric appliances and industrial machines suffered decreases in sales price and increases in steel price, particularly in the second half of the year. In this segment, mainly due to a steep rise in the price of steel, operating income decreased by approximately ¥1,661 million as compared to the previous period, to ¥256 million.

Market Environment for Electronic and Optical Components

We sell electronic and optical components, which accounted for approximately 26.4% of our total net sales for the year ended March 31, 2005, to digital camera and optical disk drive manufacturers.

Sales of our optical pickup units have been sluggish partly due to a substantial price decline in the audio visual equipment market as a result of overproduction in China. On the other hand, the market for optical disk drives for PCs continues to expand. In particular, sales of “recording types” and “thin-types for notebook PCs” have progressed favorably.

Sales of our shutters for digital cameras have until now progressed favorably, supported by the recent growth in the digital camera market. In the Japanese market, however, due to factors such as the over-50% dissemination rate of digital cameras, the growth rate of sales slowed from the 4th quarter of the year ended March 31, 2005. Digital camera manufacturers are concurrently carrying out inventory adjustments. As we have made active investments in production bases in Thailand and China, we believe there may be a risk of an increase in depreciation charges if the sluggish digital camera market is protracted.

Effects of Our Recent Acquisitions Activities on Our Financial Statements

As discussed under Item 4.A of this annual report, we have sought growth by investing in or acquiring companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies we seek to acquire. Our approach has been to identify underperforming companies with advanced products and technologies. In recent years, we have acquired substantial interests in a number of major companies, several of which were public companies in Japan.

In connection with our acquisition of subsidiaries, we had an aggregate amount of goodwill of ¥3,611 million as of March 31, 2002. This goodwill was originally scheduled to be amortized over a period of five years. In accordance with Statement of Financial Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), amortization of goodwill ceased beginning on April 1, 2002. Goodwill is now to be tested for impairment at least annually.

In February 2002, we made an additional acquisition of approximately 1.1% of the common stock of Nidec-Shimpo Corporation and made it our majority-owned subsidiary. As a result of this acquisition, Nidec Read Corporation, Nidec Tosok Corporation and some other affiliated companies also became our majority-owned subsidiaries. Assuming that this acquisition transaction had occurred as of April 1, 2000, on an unaudited pro forma basis our net sales would have been ¥213,670 million for the year ended March 31, 2001 and ¥227,860 million for the year ended March 31, 2002, and our net income would have been ¥11,203 million for the year ended March 31, 2001 and ¥6,878 million for the year ended March 31, 2002.

Index to Consolidated Financial Statements and Information.

We acquired additional shares of common stock of Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd., which had previously been accounted for by the equity method, in January and February, 2004. Our ownership interests in these companies increased to over 50% and our consolidated financial statements now include the accounts of these majority-owned subsidiaries from the acquisition dates. As a result, our carrying amount of investment in equity-method affiliates as of March 31, 2004 decreased by ¥25,366 million compared to the previous fiscal year.

During the years ended March 31, 2004 and 2005, our equity-method affiliates recorded contributed ¥156,818 million and ¥10,319 million to net sales, ¥22,291 million and ¥1,088 million to gross profit (net sales minus and cost of products sold), and ¥5,069 million and ¥45 million to net income, respectively. Earnings (loss) from equity-method investment in affiliated companies amounted to ¥2,522 million and ¥(34) million for the year ended March 31, 2004 and 2005, respectively. The decrease in net sales, gross profit, net income and earnings from equity-method investments in affiliated companies for the year ended March 31, 2005 compared with the year before was primarily due to Nidec Copal Corporation and Nidec Copal Electronics Corporation, which became our consolidated subsidiaries in January and February 2004, respectively.

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than the yen, most significantly, the U.S. dollar. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. Our consolidated financial statements are subject to both translation risk and transaction risk. Translation risk is the risk that our consolidated financial statements for a particular period or for a particular date are affected by changes in the prevailing exchange rates of the currencies in those countries in which we conduct business against the Japanese yen. The translation effect, even if it is substantial, is a reporting consideration and does not reflect our underlying results of operations.

Transaction risk arises when the currency structure of our costs and liabilities deviates from the currency structure of our sales proceeds and assets. A substantial portion of our overseas sales are made in U.S. dollars. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, we generally have had a significant net long U.S. dollar position. With respect to costs not denominated in U.S. dollars, we believe that we have been able to reduce the level of transaction risk to the extent that our overseas subsidiaries incur costs in currencies that generally follow the U.S. dollar. Transaction risk remains for products sold in U.S. dollars to the extent that we must purchase parts for our products from Japan, the costs for which are denominated in yen.

Changes in the fair values of our foreign exchange forward contracts and changes in option prices under our foreign currency option agreements are recognized as gains or losses on derivative instruments in our consolidated statement of income. For a more detailed discussion of these instruments, you should read Note 21 to our consolidated financial statements included in this annual report.

Trends for the Year Ending March 31, 2006

We believe that we face multiple elements of uncertainty surrounding our businesses for the fiscal year ending March 31, 2006. Although, a large number of Japanese corporations reported record high operating profits for the fiscal year ended March 31, 2005, mainly due to the strong demand from Asian countries, especially from China, it remains unclear how the Chinese economy will respond to exchange fluctuations and whether such strong demand will last.

Index to Consolidated Financial Statements and Information.

Further, it is a concern that political instability, including recent anti-Japanese movements and demonstrations in China, may give rise to adverse effects on corporate activities. Whether inventory adjustment in the field of digital information devices, which has progressed rather favorably, will end or be prolonged, or whether a reverse divergence between product prices and raw material prices will be corrected or expand will also significantly affect our business.

Under such changing circumstances, while it is very difficult to forecast demand correctly, our group will continue to pursue challenges not only in the motor business but also new growth by expanding the scope of related technologies. We expect that the machinery segment and electronics and optical components segment of the group companies will continue to grow in accordance with overall economic recoveries in their markets.

Target

Nidec’s primary target is to reach group sales of ¥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are other key factors to the future growth.

The foregoing statements regarding the year ending March 31, 2006 are forward-looking statements based on our assumptions and beliefs as to economic and market conditions, our performance under those conditions and other factors are subject to the qualifications set forth in the “Special Note Regarding Forward-looking Statements” under Item 3.D of this annual report. Our actual results of operations could vary significantly from those described above, as a result of factors such as:

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

Index to Consolidated Financial Statements and Information.

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years in the period ended March 31, 2005.

	Year ended March 31,
	2003	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Net sales	¥ 231,836	¥ 277,497	¥ 485,861	$ 4,524,267
Cost and expenses:
Cost of products sold	187,306	218,189	370,938	3,454,120
Selling, general and administrative expenses	21,302	28,542	35,340	329,081
Research and development expenses	6,824	8,751	25,918	241,345

	215,432	255,482	432,196	4,024,546
Operating income	16,404	22,015	53,665	499,721
Other income (expenses):
Interest and dividend income	364	362	929	8,651
Interest expense	(890)	(862)	(871)	(8,111)
Foreign exchange gain (loss) gain, net	(3,511)	(3,149)	2,377	22,134
Gain (loss) from derivative instruments, net	23	(5)	(175)	(1,630)
(Loss) gain on marketable securities, net	(1,583)	816	1,586	14,769
Gain from issuance of securities by affiliated companies	39	-	-	-
(Loss)gain on sales of investments in affiliated companies	(4)	45	(3)	(28)
Other, net	69	417	(218)	(2,030)

	(5,493)	(2,376)	3,625	33,755
Income before provision for income taxes	10,911	19,639	57,290	533,476
Provision for income taxes	(1,053)	(5,424)	(12,847)	(119,629)

Income before minority interest and equity in earnings of affiliated companies	9,858	14,215	44,443	413,847
Minority interest in income (loss) of consolidated subsidiaries	644	648	10,954	102,002
Equity in net (income) / losses of affiliated companies	(1,466)	(2,522)	34	317

Net income	¥ 10,680	¥ 16,089	¥ 33,455	$ 311,528

Results of Operations – Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net Sales

Our net sales increased ¥208,364 million, or 75.1%, from ¥277,497 million for the year ended March 31, 2004 to ¥485,861 million for the year ended March 31, 2005. This increase was mainly due to the addition of newly consolidated subsidiaries. In particular, net sales of Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies were newly consolidated in January and February 2004 as a result of an increase in our ownership interest therein, and were included in our net sales for only February and March 2004. The net sales of these newly consolidated subsidiaries were ¥29,723 million for February and March 2004 and ¥207,767 million for the year ended March 31, 2005. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥30,320 million, or 12.2%, from ¥247,774 million for the year ended March 31, 2004 to ¥278,094 million for the year ended March 31, 2005, due primarily to an increase in sales of hard disk drive spindle motors, other small precision brushless DC motors and machinery.

Index to Consolidated Financial Statements and Information.

Details will be described by segment below.

Net sales of our hard disk drive spindle motors increased ¥12,314 million, or 11.5%, from ¥106,919 million for the year ended March 31, 2004 to ¥119,233 million for the year ended March 31, 2005. Unit shipments of our hard disk drive spindle motors increased by 20.4%. However, the average sales price on a yen basis dropped by slightly less than 9% as compared to the previous period. The primary factor for the small decrease in the average sales price was the increase in sales volume of high-priced goods of 1.8 inches or smaller hard disk drive spindle motors.

Net sales from hard disk drive spindle motors accounted for 38.5% of total net sales for the year ended March 31, 2004 and 24.5% of total net sales for the year ended March 31, 2005. Net sales of fluid dynamic bearing motors accounted for 77.0% of total net sales of hard disk drive spindle motors for the year ended March 31, 2004 and 90.3% of total net sales for the year ended March 31, 2005.

Net sales of other small precision brushless DC motors increased ¥26,928 million, or 78.9%, from ¥34,138 million for the year ended March 31, 2004 to ¥61,066 million for the year ended March 31, 2005.

Excluding the contribution from newly consolidated subsidiaries, net sales increased ¥2,466 million, or 7.9%, from ¥31,028 million for the year ended March 31, 2004 to ¥33,494 million for the year ended March 31, 2005. Unit shipments increased approximately 25% as compared to the previous period, which together with the impact of a stronger yen and changes in the mix of products contributed to a decrease in the average sales price of approximately 14% at an annualized rate.

Net sales of other small precision brushless DC motors accounted for 12.3% of total net sales for the year ended March 31, 2004 and 12.6% of total net sales for the year ended March 31, 2005.

Net sales of our brushless DC fans increased ¥8,388 million, or 32.2%, from ¥26,047 million for the year ended March 31, 2004 to ¥34,435 million for the year ended March 31, 2005. Excluding the contribution from newly consolidated subsidiaries, net sales increased ¥7,898 million, or 30.4%, from ¥25,986 million for the year ended March 31, 2004 to ¥33,884 million for the year ended March 31, 2005. Unit shipments only increased by approximately 11%. The primary factor for the increase was the increase in sales of high-priced goods, including those for high-end PCs and servers and for high-end MPU coolers.

Net sales of brushless DC fans accounted for 9.4% of total net sales for the year ended March 31, 2004 and 7.1% of total net sales for the year ended March 31, 2005.

Net sales of mid-size motors increased ¥2,990 million, or 9.2%, from ¥32,574 million for the year ended March 31, 2004 to ¥35,564 million for the year ended March 31, 2005. The increase in net sales was due to a sales increase in motors for home appliances, including air conditioners, and industrial use. Net sales of motors for power steering remained almost unchanged as a result of a change to sales of motors without electronic control devices during the previous period.

Net sales of mid-size motors accounted for 11.7% of our total net sales for the year ended March 31, 2004 and 7.3% of total net sales for the year ended March 31, 2005.

Index to Consolidated Financial Statements and Information.

Net sales of machinery increased ¥45,717 million, or 146.3%, from ¥31,240 million for the year ended March 31, 2004 to ¥76,957 million for the year ended March 31, 2005. ¥39,426 million, out of total increase, was from the addition of Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. as a result of an expansion in our consolidation of these companies. Excluding the contribution of these newly consolidated subsidiaries, net sales increased ¥6,291 million, or 23.2%, from ¥27,171 million for the year ended March 31, 2004 to ¥33,462 million for the year ended March 31, 2005. The increase was primarily due to increased sales of digital information devices and liquid crystal related devices as a result of the expansion of consolidation and products related to capital investment, including the precision press of Nidec-Kyori Corporation, inspection equipment of Nidec-Read Corporation and various semiconductor manufacturing equipment of Nidec Tosok Corporation. However, in the fourth quarter of the current period, sales significantly declined.

Net sales of machinery accounted for 11.3% of our total net sales for the year ended March 31, 2004 and 15.8% of total net sales for the year ended March 31, 2005.

“Electronic and Optical components” is a new product category established from the current period as a result of expansion in the scope of consolidation. This product category includes optical pickup units, shutters for digital cameras and trimmer potentiometers produced by Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Nemicon Corporation. (Note: Products of these companies had been included in the “Others” product category in the previous fiscal year ended March 31, 2004). Net sales from this business for the year ended March 31, 2005 totaled ¥128,417 million and accounted for 26.4% of our total net sales year ended March 31, 2005.

Net sales of other products increased ¥4,190 million, or 23.3%, from ¥18,019 million for the year ended March 31, 2004 to ¥22,209 million for the year ended March 31, 2005. This increase mainly resulted from increased sales of products by Sankyo Seiki Mfg. Co., Ltd. and automobile parts by Nidec Tosok Corporation.

Net sales of other products accounted for 6.5% of total net sales for the year ended March 31, 2004 and 4.6% of total net sales for the year ended March 31, 2005.

Index to Consolidated Financial Statements and Information.

Cost of Products Sold

Our cost of products sold increased ¥152,749 million, or 70.0%, from ¥218,189 million for the year ended March 31, 2004 to ¥370,938 million for the year ended March 31, 2005. Much of the increase was attributable to Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and others, in which we increased our ownership interest and which became consolidated subsidiaries in January and February 2004. As a percentage of net sales, cost of sales decreased from 78.6% to 76.3%. This was due primarily to the efficiencies of scale realized by mass production of small precision motors. Excluding the contribution from the newly consolidated subsidiaries, cost of products sold increased ¥22,459 million, or 11.5%, from ¥194,726 million for the year ended March 31, 2004 to ¥217,185 million for the year ended March 31, 2005 due primarily to increased sales.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥6,798 million, or 23.8%, from ¥28,542 million for the year ended March 31, 2004 to ¥35,340 million for the year ended March 31, 2005. This increase was due primarily to the additional expenses of our newly consolidated subsidiaries as described above. As a percentage of net sales, selling, general and administrative expenses decreased from 10.3% for the year ended March 31, 2004 to 7.3% for the year ended March 31, 2005. Excluding the additional expenses from the newly consolidated subsidiaries, selling, general and administrative expenses decreased ¥662 million, or 3.1%, from ¥21,451 million for the year ended March 31, 2004 to ¥20,789 million for the year ended March 31, 2005. This was due primarily to a decrease in the disposal loss of property, plant and equipment by ¥614 million.

Research and Development Expenses

Our research and development expenses increased ¥17,167 million, or 196.2%, from ¥8,751 million for the year ended March 31, 2004 to ¥25,918 million for the year ended March 31, 2005. This increase was due in part to the additional expenses of our newly consolidated subsidiaries. As a percentage of net sales, research and development expenses increased from 3.2% for the year ended March 31, 2004 to 5.3% for the year ended March 31, 2005. Excluding the additional expenses of the newly consolidated subsidiaries, research and development expenses increased ¥9,581 million, or 124.9%, from ¥7,668 million for the year ended March 31, 2004 to ¥17,249 million for the year ended March 31, 2005. This was primarily due to an increase in expenses for our research and development with respect to sub-1.8 inch hard disk drives spindle motors, mainly used for portable music players and mid-size motors mainly used for automobile steering systems. An increase in expenses related to research and development resources, including labor costs for technical personnel, was another contributing factor.

Operating Income

As a result of the foregoing factors, our operating income increased ¥31,650 million, or 143.8%, from ¥22,015 million for the year ended March 31, 2004 to ¥53,665 million for the year ended March 31, 2005. As a percentage of net sales, operating income increased from 7.9% to 11.0%.

Other Income (Expenses)

We had other income in the amount of ¥3,625 million for the year ended March 31, 2005, while we incurred other expenses in the amount of ¥2,376 million for the year ended March 31, 2004.

Interest and dividend income increased ¥567 million, or 156.6%, from ¥362 million for the year ended March 31, 2004 to ¥929 million for the year ended March 31, 2005. This was primarily due to the addition of our newly consolidated subsidiaries. Excluding the effect of the addition of these newly consolidated subsidiaries, interest and dividend income increased ¥170 million, or 53.6%, from ¥317 million for the year ended March 31, 2004 to ¥487 million for the year ended March 31, 2005. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits.

Index to Consolidated Financial Statements and Information.

Gain on marketable securities, net increased ¥770 million, or 94.4%, from ¥816 million for the year ended March 31, 2004 to ¥1,586 million for the year ended March 31, 2005. This increase is attributable to the fact that a stable domestic stock market facilitated sales of marketable securities providing for net realized gains.

We had foreign exchange gains in the amount of ¥2,377 million for the year ended March 31, 2005, an increase of ¥5,526 million from foreign exchange losses in the amount of ¥3,149 million for the year ended March 31, 2004. This increase was primarily due in some part to the addition of our newly consolidated subsidiaries. Excluding the effect of these newly consolidated subsidiaries, we had foreign exchange gains in the amount of ¥1,686 million for the year ended March 31, 2005, an increase of ¥4,867 million from foreign exchange losses in the amount of ¥3,181 million for the year ended March 31, 2004. This was principally due to an increase in the balance of our foreign currency denominated assets during the fiscal year ended March 31, 2005 and a further depreciation in the value of the yen against relevant foreign currencies, as compared to the fiscal year ended March 31, 2004. The exchange rate of the yen against the U.S. dollar as of March 31, 2004 and March 31, 2005 was 105.69 yen and 107.39 yen, respectively.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥37,651 million, or 191.7%, from ¥19,639 million for the year ended March 31, 2004 to ¥57,290 million for the year ended March 31, 2005.

Provision for Income Taxes

Our provision for income taxes increased ¥7,423 million, or 136.9%, from ¥5,424 million for the year ended March 31, 2004 to ¥12,847 million for the year ended March 31, 2005.

Our provision for income taxes did not increase in proportion to the income before provision for income taxes because the estimated effective income tax rate for the year ended March 31, 2005 was lower than the estimated effective income tax rate for the year ended March 31, 2004. This was mainly because the valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased primarily due to a decrease in  carryforwards losses for tax purposes as a result of the recovery in the profitability of Sankyo Seiki Mfg. Co., Ltd. The impact of tax benefits associated with foreign subsidiaries decreased due to a drop in the ratio of income from overseas subsidiaries with lower tax rates to total income resulting from the addition of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation as consolidated subsidiaries which operate primarily in Japan.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries increased ¥10,306 million, or almost 16 times, from ¥648 million for the year ended March 31, 2004 to ¥10,954 million for the year ended March 31, 2005. This was due primarily to our increased interest in, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies, which became consolidated subsidiaries in January and February 2004.

Index to Consolidated Financial Statements and Information.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net losses of affiliated companies in the amount of ¥34 million for the year ended March 31, 2005, as compared to and equity in net income in our affiliated companies in the amount of ¥2,522 million for the year ended March 31, 2004. This was primarily due to a decrease in the number of affiliates accounted for by the equity method as we acquired additional ownership interests in Nidec Copal Electronics Corporation, Nidec Copal Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies, which resulted in their consolidation in January and February 2004, respectively.

Net Income

As a result of the foregoing, our net income increased ¥17,366 million, or 107.9%, from ¥16,089 million for the year ended March 31, 2004 to ¥33,455 million for the year ended March 31, 2005.

Results of Operations – Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net Sales

Our net sales increased ¥45,661 million, or 19.7%, from ¥231,836 million for the year ended March 31, 2003 to ¥277,497 million for the year ended March 31, 2004. This increase was mainly due to the addition of newly consolidated subsidiaries. Net sales of Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies newly consolidated in January and February 2004 due to the increase in our ownership interest, were included in our net sales for only February and March 2004. The net sales of these newly consolidated subsidiaries for February and March 2004 were ¥29,723 million.  Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥15,938 million, or 6.9%, from ¥231,836 million for the year ended March 31, 2003 to ¥247,774 million for the year ended March 31, 2004 due primarily to an increase in sales of hard disk drives spindle motors, other small precision brushless DC motors and machinery. Gross profit (net sales minus cost of products sold) was ¥44,530 million for the year ended March 31, 2003 and ¥59,308 million for the year ended March 31, 2004. The gross profit ratio increased from 19.2% for the year ended March 31, 2003 to 21.4% for the year ended March 31, 2004.

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

Index to Consolidated Financial Statements and Information.

Net sales of small precision brush DC motors increased ¥2,092 million, or 63.8%, from ¥3,280 million for the year ended March 31, 2003 to ¥5,372 million for the year ended March 31, 2004. This increase of ¥2,032 million was due primarily to the addition of net sales from two newly consolidated companies, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. Excluding the contribution from these new companies, net sales increased ¥60 million, or 1.8%, to ¥3,340 million. Net sales of small precision brush DC motors accounted for 1.4% of total net sales for the year ended March 31, 2003 and 1.9% of total net sales for the year ended March 31, 2004.

Net sales of our brushless DC fans decreased ¥1,348 million, or 4.9%, from ¥27,395 million for the year ended March 31, 2003 to ¥26,047 million for the year ended March 31, 2004. This was primarily due to a decrease in the unit sales price and declining sales volume due to a slowdown in demand that lingered over from the latter half of the previous fiscal year. The combination of sluggish demand and increasingly fierce market competition brought down the unit sales price. Net sales of brushless DC fans accounted for 11.8% of total net sales for the year ended March 31, 2003 and 9.4% of total net sales for the year ended March 31, 2004.

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

Net sales of machinery increased ¥8,685 million, or 38.5%, from ¥22,555 million for the year ended March 31, 2003 to ¥31,240 million for the year ended March 31, 2004. This increase of ¥4,069 million was due primarily to the addition of net sales from two newly consolidated companies, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥4,616 million, or 20.5%, from ¥22,555 million for the year ended March 31, 2003 to ¥27,171 million for the year ended March 31, 2004. This increase was primarily due to increases in unit shipments of precision presses manufactured by Nidec-Kyori Corporation, gear reducers manufactured by Nidec-Shimpo Corporation and die bonders and factory automation components manufactured by Nidec Tosok Corporation. Net sales of machinery accounted for 9.7% of our total net sales for the year ended March 31, 2003 and 11.3% of total net sales for the year endede March 31, 2004.

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

Cost of Products Sold

Our cost of products sold increased ¥30,883 million, or 16.5%, from ¥187,306 million for the year ended March 31, 2003 to ¥218,189 million for the year ended March 31, 2004. Much of the increase in absolute terms was attributable to 49 newly consolidated subsidiaries, including Sankyo Seiki Mfg. Co., Ltd., Nidec-Copal Corporation, Nidec-Copal Electronics Corporation and others, in which we increased our ownership interest and which became consolidated subsidiaries in January and February 2004. Excluding the contribution from these newly consolidated subsidiaries, cost of products sold increased ¥7,420 million, or 4.0%, from ¥187,306 million for the year ended March 31, 2003 to ¥194,726 million for the year ended March 31, 2004, due primarily to the increase in sales.

Index to Consolidated Financial Statements and Information.

As a percentage of net sales, cost of sales decreased from 80.8% to 78.6%. This decrease was primarily due to increased efficiencies of scale through an expansion in the production of fluid dynamic bearing motors mainly undertaken by factories in Southeast Asia.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥7,240 million, or 34.0%, from ¥21,302 million for the year ended March 31, 2003 to ¥28,542 million for the year ended March 31, 2004. This increase was mainly due to additional expenses of our newly consolidated subsidiaries, particularly for restructuring of factories at Sankyo Seiki Mfg. Co., Ltd. in March. As a percentage of net sales, selling, general and administrative expenses increased from 9.2% for the year ended March 31, 2003 to 10.3% for the year ended March 31, 2004.

Excluding the additional expenses from these newly consolidated subsidiaries, selling, general and administrative expenses increased ¥149 million, or 0.7%, to ¥21,451 million. This increase was due primarily to an increase in personnel expenses by ¥410 million at Nidec from ¥4,577 million for the year ended March 31, 2003 to ¥4,987 million for the year ended March 31, 2004, reflecting an expansion of its workforce and an increase in depreciation costs of tangible fixed assets by ¥243 million at Nidec from ¥276 million for the year ended March 31, 2003 to ¥519 million for the year ended March 31, 2004, reflecting the establishment of a new headquarters building. The increase was partly offset by a U.S. $8 million payment to Rotron under a settlement agreement recorded as Selling, General and Administrative expense in the previous year. On March 28, 2003, Nidec and Nidec America Corporation entered into a settlement agreement with Rotron terminating the pending litigation and exchanging reciprocal intellectual property rights and privileges whereby each side covenanted not to sue the other under existing patents as applied to existing products. Under the settlement agreement, we paid Rotron U.S. $8 million.

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

A strategic approach taken to reduce the risks arising from exchange-rate fluctuations mitigated the impact of a simultaneous increase in the average balance of our foreign currency denominated assets and the value of the yen against relevant foreign currencies.

The exchange rate of the yen against the U.S dollar as of March 31, 2003 and March 31, 2004 was 120.20 yen and 105.69 yen, respectively.

For the year ended March 31, 2003, we had losses on sales of marketable securities in the amount of ¥22 million and other-than-temporary losses on marketable securities in the amount of ¥1,561 million. The other-than temporary losses arose mainly from our holdings of equity securities in the Japanese banking sector and were calculated based on market prices at year-end. Losses are recognized as other-than-temporary, when declines in the fair value of an individual security have been more than 20% below the carrying amount for six months. For the year ended March 31, 2004, we had gains on sales of marketable securities in the amount of ¥818 million and other-than-temporary losses on marketable securities in the amount of ¥2 million. The increases in the value of marketable securities derived mainly from a sharp recovery in the domestic stock market as compared to the previous fiscal year.

Our other income, net for the year ended March 31, 2004 was ¥417 million, while our other income, net for the year ended March 31, 2003 was ¥69 million. This was mainly because Nidec Tosok Corporation abolished the tax qualified pension plan on March 31, 2003 and adopted the defined contribution pension plan from April 1, 2003 instead. As a result, Nidec Tosok Corporation gained ¥459 million for the year ended March 31, 2004.

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

(*) See Note 19 to the consolidated financial statements included in this annual report.

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

Index to Consolidated Financial Statements and Information.

Net Income

As a result of the foregoing, our net income increased ¥5,409 million, or 50.6%, from ¥10,680 million for the year ended March 31, 2003 to ¥16,089 million for the year ended March 31, 2004.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Taiwan Corporation, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Power Motor Corporation and Nissin Kohki Co., Ltd. For the information required by SFAS No. 131, see Note 25 to our consolidated financial statements included in this annual report.

Nidec-Shimpo Corporation and Nissin Kohki Co., Ltd. were identified as reportable segments for the year ended March 31, 2005. Nidec America Corporation has been excluded as an operating segment based on its reduced significance in the current period. Segment information for the year ended March 31, 2004 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Power Motor Corporation and Nissin Kohki Co., Ltd. apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec (Dalian) Limited applies Chinese accounting principles, Nidec Taiwan Corporation applies Taiwanese accounting principles, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles and Nidec Philippines Corporation applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the years ended March 31, 2003, 2004 and 2005. The second table shows operating profit or loss by reportable operating segment for the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 65,248	¥ 60,316	¥ 56,602	$ 527,070
Intersegment revenues	63,916	58,320	73,749	686,740

Sub total	129,164	118,636	130,351	1,213,810
Nidec Electronics (Thailand)
External revenues	20,484	33,003	36,891	343,524
Intersegment revenues	21,256	17,794	21,240	197,784

Sub total	41,740	50,797	58,131	541,308
Nidec (Dalian)
External revenues	48	112	754	7,021
Intersegment revenues	27,523	31,270	38,678	360,164

Sub total	¥ 27,571	¥ 31,382	¥ 39,432	$ 367,185

Index to Consolidated Financial Statements and Information.

	Year ended March 31,
	2003	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Nidec Taiwan
External revenues	¥ 8,921	¥ 12,492	¥ 11,418	$ 106,323
Intersegment revenues	1,625	1,113	934	8,697

Sub total	10,546	13,605	12,352	115,020
Nidec Singapore
External revenues	46,708	36,668	45,442	423,149
Intersegment revenues	3,851	3,081	1,363	12,692

Sub total	50,559	39,749	46,805	435,841
Nidec Philippines
External revenues	3,602	1,511	1,094	10,187
Intersegment revenues	18,838	22,117	21,131	196,769

Sub total	22,440	23,628	22,225	206,956
Sankyo Seiki
External revenues	-	7,779	68,880	641,401
Intersegment revenues	-	3,641	19,313	179,840

Sub total	-	11,420	88,193	821,241
Nidec Copal
External revenues	-	9,146	54,067	503,464
Intersegment revenues	-	1,384	9,351	87,075

Sub total	-	10,530	63,418	590,539
Nidec Tosok
External revenues	18,933	21,211	23,992	223,410
Intersegment revenues	565	666	657	6,118

Sub total	19,498	21,877	24,649	229,528
Nidec Copal Electronics
External revenues	-	2,854	20,653	192,318
Intersegment revenues	-	372	2,355	21,929

Sub total	-	3,226	23,008	214,247
Nidec Shibaura
External revenues	15,138	15,767	14,449	134,547
Intersegment revenues	2,966	4,429	9,348	87,047

Sub total	18,104	20,196	23,797	221,594
Nidec-Shimpo
External revenues	8,020	8,476	10,317	96,070
Intersegment revenues	1,093	1,583	2,326	21,659

Sub total	9,113	10,059	12,643	117,729
Nidec Power Motor
External revenues	9,116	7,986	9,635	89,720
Intersegment revenues	93	147	340	3,166

Sub total	9,209	8,133	9,975	92,886
Nissin Kohki
External revenues	-	1,974	12,641	117,711
Intersegment revenues	-	303	1,041	9,694

Sub total	-	¥ 2,277	¥ 13,682	$ 127,405

Index to Consolidated Financial Statements and Information.

	Year ended March 31,
	2003	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
All Others
External revenues	¥ 35,212	¥ 60,235	¥ 118,798	$ 1,106,229
Intersegment revenues	55,151	65,677	168,131	1,565,612

Sub total	90,363	125,912	286,929	2,671,841
Total
External revenues	231,430	279,530	485,633	4,522,144
Intersegment revenues	196,877	211,897	369,957	3,444,986

Adjustments(*)	406	(2,033)	228	2123
Intersegment elimination	(196,877)	(211,897)	(369,957)	(3,444,986)

Consolidated total (net sales)	¥ 231,836	¥ 277,497	¥ 485,861	$ 4,524,267

(*) See Note 25 to the consolidated financial statements included in this annual report.

	Year ended March 31,
	2003	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 3,521	¥ 1,483	¥ 2,351	$ 21,892
Nidec Electronics (Thailand)	3,179	8,590	8,649	80,538
Nidec (Dalian)	3,001	2,486	2,436	22,684
Nidec Taiwan	343	362	130	1,211
Nidec Singapore	2,020	2,489	1,935	18,018
Nidec Philippines	1,212	1,422	(379)	(3,529)
Sankyo Seiki	-	(2,581)	7,624	70,994
Nidec Copal	-	586	3,195	29,751
Nidec Tosok	689	1,450	1,053	9,805
Nidec Copal Electronics	-	307	3,583	33,364
Nidec Shibaura	(134)	801	1,356	12,627
Nidec-Shimpo	501	826	1,397	13,009
Nidec Power Motor	488	251	(392)	(3,650)
Nissin Kohki	-	229	946	8,809
All Others	3,771	6,568	13,983	130,208

Total	18,591	25,269	47,867	445,731

Adjustments (*)	(2,187)	(3,254)	5,798	53,990

Consolidated total	¥ 16,404	¥ 22,015	¥ 53,665	$ 499,721

(*) See Note 25 to the consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec increased ¥11,715 million, or 9.9%, from ¥118,636 million for the year ended March 31, 2004 to ¥130,351 million for the year ended March 31, 2005. External revenues of Nidec decreased ¥3,714 million, or 6.2%, from ¥60,316 million for the year ended March 31, 2004 to ¥56,602 million for the year ended March 31, 2005. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors due to a change in sales methods for some overseas customers. Sales to some overseas customers that were previously made through Nidec are now made through direct transactions between our overseas subsidiaries and customers. However, intersegment revenues of Nidec increased ¥15,429 million, or 26.5%, from ¥58,320 million for the year ended March 31, 2004 to ¥73,749 million for the year ended March 31, 2005. This increase resulted primarily from an increase in sales of hard disk drives spindle motors to a main customer through Nidec Singapore Pte. Ltd. Operating profit of Nidec increased ¥868 million, or 58.5%, from ¥1,483 million for the year ended March 31, 2004 to ¥2,351 million for the year ended March 31, 2005. This increase was due primarily to an increase in commission fees from subsidiary companies.

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

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥7,334 million, or 14.4%, from ¥50,797 million for the year ended March 31, 2004 to ¥58,131 million for the year ended March 31, 2005 due primarily to an increase in sales of fluid dynamic bearing motors to main customers. Operating profit increased only ¥59 million, or 0.7%, from ¥8,590 million for the year ended March 31, 2004 to ¥8,649 million for the year ended March 31, 2005 due primarily to an increase in royalty expenses and commission fees to Nidec.

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

Net sales of Nidec (Dalian) Limited increased ¥8,050 million, or 25.7%, from ¥31,382 million for the year ended March 31, 2004 to ¥39,432 million for the year ended March 31, 2005. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type personal computers. However, operating profit decreased 2.0% from ¥2,486 million for the year ended March 31, 2004 to ¥2,436 million for the year ended March 31, 2005 due primarily to an increase in royalty expenses to Nidec and freight and packing expenses.

Net sales of Nidec (Dalian) Limited increased 13.8% from ¥27,571 million for the year ended March 31, 2003 to ¥31,382 million for the year ended March 31, 2004 due to an increase in customer demand for DC motors for notebook-type PCs. However, operating profit decreased 17.2% from ¥3,001 million for the year ended March 31, 2003 to ¥2,486 million for the year ended March 31, 2004. The major reason for this decrease in operating profit came from a delay in cost improvements and a drop in sales prices.

Net sales of Nidec Taiwan Corporation decreased ¥1,253 million, or 9.2%, from ¥13,605 million for the year ended March 31, 2004 to ¥12,352 million for the year ended March 31, 2005 due primarily to a decrease in customer demand for brushless DC fans and DC motors. Operating profit decreased ¥232 million, or 64.1%, from ¥362 million for the year ended March 31, 2004 to ¥130 million for the year ended March 31, 2005.This decrease was due primarily to a decrease in sales and a drop in unit price of DC fans.

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

Net sales of Nidec Singapore Pte. Ltd. increased ¥7,056 million, or 17.8%, from ¥39,749 million for the year ended March 31, 2004 to ¥46,805 million for the year ended March 31, 2005 due primarily to an increase in sales of hard disk drives spindle motors to main customers. However the operating profit of Nidec Singapore Pte. Ltd. decreased ¥554 million, or 22.3%, from ¥2,489 million for the year ended March 31, 2004 to ¥1,935 million for the year ended March 31, 2005 due primarily to decreased sales of higher margin products.

Net sales of Nidec Singapore Pte. Ltd. decreased 21.4% from ¥50,559 million for the year ended March 31, 2003 to ¥39,749 million for the year ended March 31, 2004 due to a delay of our response to a change in product specification of fluid dynamic bearing motors by a main customer. However, operating profit of Nidec Singapore Pte. Ltd. increased 23.2% from ¥2,020 million for the year ended March 31, 2003 to ¥2,489 million for the year ended March 31, 2004 due primarily to an increase in sales from the profitable manufacturing division by 13.5%.

Net sales of Nidec Philippines Corporation decreased ¥1,403 million, or 5.9%, from ¥23,628 million for the year ended March 31, 2004 to ¥22,225 million for the year ended March 31, 2005. This decrease in sales was due primarily to a decrease in sales of conventional ball bearing motors to a few main customers. Also, a main customer in Thailand purchased fluid dynamic bearing motors from Nidec Electronics (Thailand) Co., Ltd. instead of Nidec Philippines Corporation. Nidec Philippines Corporation had operating profit of ¥1,422 million for the year ended March 31, 2004 where as it had an operating loss of ¥379 million for the year ended March 31, 2005. This was due primarily to the decrease in sales and an increase in depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing motors production capacity. The adverse impact from decentralization of production in the Philippines to two factories as a result of absorbing the FDB department of Sankyo Seiki Mfg. Co., Ltd. and an increase in fixed costs not fully absorbed also contributed to the operating loss for the year ended March 31, 2005.

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

Net sales of Sankyo Seiki Mfg. Co., Ltd. were ¥11,420 million for the year ended March 31, 2004 and ¥88,193 million for the year ended March 31, 2005. Sankyo Seiki had an operating loss of ¥2,581 million for the year ended March 31, 2004 where it had operating profit of ¥7,624 million for the year ended March 31, 2005. Sankyo Seiki has been consolidated since February 2004, and thus only its net sales and operating loss for February and March 2004 are reflected in our consolidated net sales and operating profit for the year ended March 31, 2004. It recorded a significant amount of loss due to the expenses for reconstruction of factories in March 2004

Net sales of Nidec Copal Corporation were ¥10,530 million for the year ended March 31, 2004 and ¥63,418 million for the year ended March 31, 2005. Operating profit was ¥586 million for the year ended March 31, 2004 and ¥3,195 million for the year ended March 31, 2005. Nidec Copal Corporation has been consolidated since February 2004, and thus only its net sales and operating profit for February and March 2004 are reflected in our consolidated net sales and operating profit for the year ended March 31, 2004.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec Tosok Corporation increased ¥2,772 million, or 12.7%, from ¥21,877 million for the year ended March 31, 2004 to ¥24,649 million for the year ended March 31, 2005 due primarily to an increase in sales of automobile parts and semiconductor fabrication equipment. However, operating profit decreased ¥397 million, or 27.4%, from ¥1,450 million for the year ended March 31, 2004 to ¥1,053 million for the year ended March 31, 2005. This decrease was due primarily to an increase in research and development expenses related to automobile parts and in depreciation of tangible fixed assets related to the head office.

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

Net sales of Nidec Copal Electronics Corporation were ¥3,226 million for the year ended March 31, 2004 and ¥23,008 million for the year ended March 31, 2005. Operating profit was ¥307 million for the year ended March 31, 2004 and Nidec Copal Electronics Corporation has been consolidated since January 2004, and thus only its net sales and operating profit for January through March 2004 contributed to our net sales and operating profit for the year ended March 31, 2004.

Net sales of Nidec Shibaura Corporation increased ¥3,601 million, or 17.8%, from ¥20,196 million for the year ended March 31, 2004 to ¥23,797 million for the year ended March 31, 2005 due primarily to an increase in sales of mid-size motors and machines from the trading division. Operating profit increased ¥555 million, or 69.3%, from ¥801 million for the year ended March 31, 2004 to ¥1,356 million for the year ended March 31, 2005. The major reason for this increase in operating profit came from the increase in sales of machines from Nidec Shibaura Corporation’s trading division.

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

Net sales of Nidec-Shimpo Corporation increased ¥2,584 million, or 25.7%, from ¥10,059 million for the year ended March 31, 2004 to ¥12,643 million for the year ended March 31, 2005 due primarily to an increase in sales of power transmission equipment and factory automation equipment for the Chinese market. Operating profit of Nidec-Shimpo Corporation increased ¥571 million, or 69.1%, from ¥826 million for the year ended March 31, 2004 to ¥1,397 million for the year ended March 31, 2005. The increase in operating profit resulted primarily from an increase in sales and a cost reduction due to a shift of production to China.

Net sales of Nidec-Shimpo Corporation increased ¥946 million, or 10.4%, from ¥9,113 million for the year ended March 31, 2003 to ¥10,059 million for the year ended March 31, 2004 due primarily to an increase in sales of power transmission equipment and factory automation equipment. Operating profit of Nidec-Shimpo Corporation increased ¥325 million, or 64.9%, from ¥501 million for the year ended March 31, 2003 to ¥826 million for the year ended March 31, 2004. The increase in operating profit resulted primarily from an increase in sales and a cost reduction due to a successful shift of production to China.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec Power Motor Corporation increased ¥1,842 million, or 22.6%, from ¥8,133 million for the year ended March 31, 2004 to ¥9,975 million for the year ended March 31, 2005. This was due primarily to increased demand for AC motors across industries. Nidec Power Motor Corporation had operation profit of  ¥251 million for the year ended March 31, 2004 where as it had an operating loss of ¥392 million for the year ended March 31, 2005. This was due primarily to an increase in personnel expenses and freight and packing expenses and a drop in the gross profit margin due to rise in the price of steel materials.

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

Net sales of Nissin Kohki Co., Ltd. were ¥2,277 million for the year ended March 31, 2004 and ¥13,682 million for the year ended March 31, 2005. It had operating profit of ¥229 million for the year ended March 31, 2004 and ¥946 million for the year ended March 31, 2005. Nissin Kohki has been consolidated since February 2004 and thus only its net sales and operating profit for February and March 2004 contributed to our consolidated net sales and operating profit for the year ended March 31, 2004.

Within the All Others segment, net sales increased ¥161,017 million, or 127.9% from ¥125,912 million for the year ended March 31, 2004 to ¥286,929 million for the year ended March 31, 2005. Operating profit also increased ¥7,415 million, or 112.9% from ¥6,568 million for the year ended March 31, 2004 to ¥13,983 million for the year ended March 31, 2005. The net sales and operating profits of our newly consolidated subsidiaries other than Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd., and Nissin Kohki Co., Ltd. were ¥148,171 million and ¥5,810 million for the year ended March 31, 2005, respectively, and were included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales and operating profit increased ¥35,009 million and ¥1,858 million, respectively, mainly due to the expansion and improvement of profitability in Nidec (Dongguan) Corporation, Nidec (Zhejiang) Corporation.

Within the All Others segment, net sales increased 39.3% from ¥90,363 million for the year ended March 31, 2003 to ¥125,912 million for the year ended March 31, 2004. Operating profit also increased 67.5% from ¥3,771 million for the year ended March 31, 2003 to ¥6,568 million for the year ended March 31, 2004. The net sales and operating profits of our newly consolidated subsidiaries other than Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and Nissin Kohki Co., Ltd. were ¥22,163 million and ¥253 million for the year ended March 31, 2004, respectively, and were included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales and operating profit increased ¥13,386 million and ¥2,544 million, respectively, mainly due to the expansion and improvement of profitability in Nidec (Dongguan) Corporation and Nidec Shibaura (Zhejiang) Co., Ltd.

Index to Consolidated Financial Statements and Information.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage).  Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43.  SFAS 151 is effective for fiscal years beginning after June 15, 2005. We do not expect that adoption of SFAS 151 will have a material effect on our consolidated financial position, consolidated results of operations, or liquidity.

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.”  SFAS 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS 123.  SFAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods.  Based on existing employee stock options and rights to purchase shares under stock participation plans, we do not expect SFAS 123R to have material effect on our consolidated financial position, consolidated results of operations, or liquidity.

Index to Consolidated Financial Statements and Information.

Application of Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

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

Inventories

Our inventories, which consist primarily of finished products such as hard disk drive spindle motors, are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We did not record significant inventory write-offs during the years ended March 31, 2004 or 2005. We may have to recognize large amounts of inventory write-off as a result of an unexpected decline in market conditions, changes in demand or changes in our product line.

Other-than-temporary Losses on Marketable Securities

We review the market value of our marketable securities at the end of each fiscal quarter. Our marketable securities consist of available-for-sale securities and investments in listed subsidiaries. Other-than-temporary losses on individual marketable securities are charged to income in the period as incurred. Losses on available-for-sale securities are classified as other-than-temporary based on the length of time and the extent to which the fair value has been less than the carrying amount. When the carrying amount of the equity-method investment exceeds the quoted market value at the end of each period, we write down such investment to the market value if the decline in fair value below the carrying amount is considered other-than-temporary. In determining if a decline in the fair value of equity-method investment is other-than-temporary, we take into consideration the length of time and the extent to which the fair value has been less than the carrying amount, the financial condition and estimated future profitability of the company. The fair value of marketable securities is based on quoted market prices. Our management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of underlying companies and prevailing market conditions in which these companies operate to determine if our investment in each of these companies is impaired and whether the impairment is other-than-temporary.

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

As of March 31, 2004 and 2005, the estimated fair value of our marketable securities was ¥17,839 million and ¥16,559 million, respectively. We recorded gain on marketable securities in the amount of ¥816 million and ¥1,586 million for the years ended March 31, 2004 and 2005, respectively.

Index to Consolidated Financial Statements and Information.

Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2005, sales to our six largest customers represented approximately 29% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2005, six customers represented ¥33.6 billion, or 30%, of our gross accounts receivable. In addition, during economic downturns, certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥623 million as of March 31, 2004 and ¥484 million as of March 31, 2005. Our trade notes and accounts receivable balance was ¥129,919 million, net of allowance for doubtful accounts, as of March 31, 2005.

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2005 we had deferred tax assets in the amount of ¥10,346 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥15,585 million as of March 31, 2005, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment, comprised approximately 31% of our total assets as of March 31, 2005. We carefully monitor the appropriateness of the estimated useful lives of these assets. Whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we review the respective assets for impairment. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Index to Consolidated Financial Statements and Information.

Acquisitions

In recent years, we have made a number of significant business acquisitions, which have been accounted for using the purchase method of accounting. The purchase method requires that the net assets, tangible and identifiable intangible assets less liabilities of the acquired company be recorded at fair value, with the difference between the cost of an acquired company and the fair value of the acquired net assets recorded as goodwill. Application of the purchase method requires our management to make complex judgments about the allocation of the purchase price to that of the fair value of the net assets we acquire and estimation of the related useful lives. The determinations of fair value of assets and liabilities are primarily based on factors such as independent appraisers’ cash flow analysis and quoted market prices, if available.

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

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥40,664 million as of March 31, 2005.

Index to Consolidated Financial Statements and Information.

Pension Plans

We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions.” For periodic pension calculation, we are required to assume some components, which include expected return on plan assets, discount rate, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. We assume a rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have an impact on our net periodic pension cost. For example, a significant assumption used in determining our accrued pension and severance costs is the expected weighted-average rate of return on plan assets.

The following table shows the sensitivity to a change in the expected return on plan assets, holding all other assumptions constant, for pension plans of Japan-based employees as of March 31, 2005.

Yen in millions
Change in assumption	Pre-tax pension expense	Equity (Net of tax)
50 basis point increase/decrease in expected return on plan assets	-/+ 49	+/- 29

Index to Consolidated Financial Statements and Information.

B. Liquidity and Capital Resources

Our principal needs for cash are:

•

payments for the purchase of parts and raw materials;

•

payments for the purchase of equipment for our production facilities;

•

selling, general and administrative expenses such as research and development expenses;

•

payments for the purchase of shares of companies targeted under our acquisitions strategy;

•

employees’ salaries, wages and other payroll costs;

•

repayment of short-term debt;

•

payments of dividends to our shareholders; and

•

taxes.

We fund our growth primarily with funds generated from operations, proceeds from issuances of  new shares, unsecured bonds, including convertible bonds, and borrowings from banks. We believe that these funding sources, as well as future sources of external funding, will be sufficient to meet our capital requirements for the current fiscal year. The uses of funds raised are capital expenditures, investment in and financing of affiliated companies and repayment of borrowings from banks. We intend to implement additional funding programs as the need arises to further strengthen our capital base, and thus enhance the balance between borrowings and equity capital. Part of the funds raised going forward will be reserved and utilized for potential mergers and acquisitions.

During the year ended March31, 2005, we issued 5,620,000 shares of common stock in a public offering in Japan and received proceeds in the amount of ¥59,954 million. We used the proceeds mainly for capital expenditures and the remainder for repayments of borrowings. We intend to obtain significant amounts of cash through offerings of securities as necessary in the future.

We actively seek to implement group financing strategies within Nidec Group in order to improve our cash efficiencies on a consolidated basis and reduce capital costs. For example, our subsidiaries actively repay loans with higher interest rates from banks and we extend loans with lower interest rates to these subsidiaries. We work to reduce finance costs on a consolidated basis by thoroughly reviewing and managing the group’s financing costs and allocating surplus cash effectively within the group through balancing cash flows and investment activities including mergers and acquisitions.

Total assets increased ¥40,287 million from ¥443,886 million to ¥484,173 million for the year ended March 31, 2005. Trade accounts receivable increased ¥16,059 million due to an increase in sales. Property, plant and equipment increased ¥16,794 million due primarily to construction of a new head office building by Nidec Tosok Corporation and additional machinery and equipment purchases to increase production in overseas companies. Goodwill also increased ¥12,586 million due to additional investments in subsidiaries.

Total liabilities decreased ¥63,083 million from ¥284,709 million to ¥221,626 million for the year ended March 31, 2005. This was mainly due to repayments of short-term borrowings of ¥58,158 million using cash flows from operations and the issuance of new shares.

Working capital, defined as current assets less current liabilities, increased ¥60,995 million from ¥39,621 million to ¥100,616 million as of March 31, 2005 as compared to March 31, 2004. This was due primarily to the decrease in short-term borrowings.

Index to Consolidated Financial Statements and Information.

Our receivable turnover ratio is calculated by dividing net sales for the year ended March 31 by the year-end trade notes and accounts receivable balance. Our receivable turnover ratio was 3.7 for the year ended March 31, 2005, compared to 4.0 for the year ended March 31, 2004. The inventory turnover ratio is calculated by dividing cost of products sold for the year ended March 31 by the year-end inventory balance. Our inventory turnover ratio was 7.6 for the year ended March 31, 2005, compared to 9.1 for the year ended March 31, 2004. Our receivable turnover ratio and inventory turnover ratio for the year ended March 31, 2004 were calculated excluding newly consolidated companies in January and February 2004 as we did last fiscal year. We have been trying to reduce production levels to enable us to reduce our excess inventory levels and avoid write-offs, but did not reach satisfactory results during this fiscal year.

Total shareholder’s equity increased ¥96,994 million, or 88.1%, from ¥110,046 million for the year ended March 31, 2004 to ¥207,040 million for the year ended March 31, 2005. This increase was mainly due to the issuance of new shares of ¥59,954 million and an increase in retained earnings of ¥31,067 million, offset by dividends paid of ¥2,388 million. As a result, the ratio of stockholders’ equity to total assets increased from 24.8% as of March 31, 2004 to 42.8% as of March 31, 2005.

Index to Consolidated Financial Statements and Information.

Cash Flows

Net cash provided by operating activities increased ¥12,923 million from ¥31,410 million for the year ended March 31, 2004 to ¥44,333 million for the year ended March 31, 2005. This was mainly due to an increase in net income of ¥17,366 million. In addition, non-cash income statement items such as depreciation, minority interest in income of consolidated subsidiaries and equity in net income of affiliated companies increased ¥20,117 million. This was offset by decreases in notes and accounts receivable and notes and accounts payable as compared to the prior year of ¥16,304 million and decrease in accrual for pension and severance costs, net payment of ¥8,410 million due to the transfer to Japanese Government of Substitutional Portion of Employee Pension Fund Liabilities. Excluding the effect of newly consolidated subsidiaries, net cash provided by operating activities increased ¥3,042 million from ¥25,011 million to ¥28,053 million.

Net cash provided by operating activities increased ¥7,122 million from ¥24,288 million for the year ended March 31, 2003 to ¥31,410 million for the year ended March 31, 2004 mainly due to increases in net income of ¥5,409 million and depreciation of ¥1,411 million. Depreciation increased mainly due to investments in machinery and equipment for production of fluid dynamic bearing motors. Other non-cash income statement items or increase/decrease of current assets and liabilities did not significantly affect the total.

Net cash used in investing activities increased ¥24,755 million from ¥21,133 million for the year ended March 31, 2004 to ¥45,888 million for the year ended March 31, 2005. This was mainly due to increases in additions to property, plant and equipment of ¥14,626 million and investments in consolidated subsidiaries of ¥11,046 million, as well as decreases in investments in and advances to affiliated companies and in acquisitions of consolidated subsidiaries, net of cash acquired. Excluding the effect of newly consolidated subsidiaries, net cash used in investing activities increased ¥7,389 million from ¥21,124 million to ¥28,513 million.

Net cash used in investing activities decreased ¥2,046 million from ¥23,179 million for the year ended March 31, 2003 to ¥21,133 million for the year ended March 31, 2004. This decrease was mainly due to increases in acquisition of consolidated subsidiaries, net of cash acquired, of ¥16,435 million and investments in and advances to affiliated companies of ¥14,114 million by acquiring stakes in newly consolidated subsidiaries after adding investments to affiliated companies. We focused on investments in facilities equipment mainly for our production of fluid dynamic bearing motors. The additions to property, plant and equipment for the years ended March 31, 2003 and 2004 were ¥21,715 million and ¥22,631 million, respectively.

Net cash used in financing activities was ¥2,494 million for the year ended March 31, 2005, while net cash provided by financing activities was ¥32,494 million for the year ended March 31, 2004. This was mainly due to an increase in the repayment of short-term borrowings of ¥69,028 million and a decrease in proceeds from issuance of corporate bonds of ¥30,873 million, which were partly offset by an increase in proceeds from the issuance of shares of ¥60,133 million. Excluding the effect of newly consolidated subsidiaries, net cash provided by financing activities decreased ¥34,811 million from ¥37,601 million to ¥2,790 million.

Net cash provided by financing activities was ¥32,494 million for the year ended March 31, 2004, while net cash used in financing activities was ¥4,163 million for the year ended March 31, 2003. This increase in net cash provided by financing activities of ¥36,657 million primarily came from proceeds from issuance of yen denominated zero coupon convertible bonds with stock acquisition rights of ¥30,873 million and a decrease in repayments of long-term debts of ¥8,498 million. The face value of such zero coupon convertible bonds was ¥30,000 million and the issue price was 103.00% of the face value. With respect to the stock acquisition rights under the convertible bonds, the conversion price per share is ¥13,905 and the number of shares issuable upon conversion of bonds at the initial conversion price is 2,222,222.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥3,281 million from ¥73,392 million as of March 31, 2004 to ¥70,111 million as of March 31, 2005. Excluding the effect of newly consolidated subsidiaries, our total outstanding balance of cash and cash equivalents increased ¥2,796 million from ¥31,502 million as of March 31, 2004 to ¥34,298 million as of March 31, 2005.

Index to Consolidated Financial Statements and Information.

C. Research and Development, Patents and Licenses, etc.

An important requirement for success in the highly competitive markets we serve is the ability to supply products that incorporate leading edge technology and quality. Given that competition has been intensifying, one of the major aims of our research and development activities in recent years has been to reduce the cost of design without affecting the quality of our products. We employed approximately 1,825 people engaged in research and development mainly in Japan as well as in the United States, Singapore, China, Malaysia and Taiwan, as of March 31, 2005.

Our position as the leading supplier of hard disk drive spindle motors to the major hard disk drive manufacturers provides us with access to information regarding the industry, which we seek to incorporate into our research and development activities. We seek to quickly develop products that match the precise needs of each customer.

Based on precision engineering expertise gained from our history of making motors, we have concentrated our research and development activities on drive motor technologies. However, we are conducting research in many areas, including the basic technologies of spindle motors for various types of information equipment, as well as technologies for new types of motors such as fluid dynamic bearing technology, which we have been developing for the past several years.

We are diversifying our research and development activities, which have been heavily concentrated on small motor technology in the field of spindle motors, to motor and drive technologies in new fields. For example, through Nidec Shibaura Corporation and Nidec Tosok Corporation, we focus on the research and development of motors for home electric appliances and motors for automobile parts. Also, through Nidec-Shimpo Corporation, our subsidiary specializing in power transmission drives and variable speed drives, we have been focusing on the research and development of geared motors for color copiers. By doing so, we have been able to develop and market new products through our integrated sales design and production system.

In January and February 2004, Nidec Copal, Nidec Copal Electronics and Sankyo Seiki became our consolidated subsidiaries. Nidec Copal has a substantial majority of market share in shutters for digital cameras and has been developing shutters and lens units. It has developed vibration motors for mobile phones and laboratory systems equipment, among other industrial equipment related products. Nidec Copal Electronics has developed ultra-precision fixed resistors for its circuit parts business and coreless type polygon laser scanners for its actuator business. It has also promoted the development of sensors for its pressure sensor business, mainly for the semiconductor equipment industry. Sankyo Seiki has developed intelligent mechanism products, which have merged fine mechatronics and software, coupled with the development of ultra-precision processing technology. These activities include research and development of multimedia equipment, information accessory equipment such as computers, industrial equipment, home electronics and housing equipment.

Index to Consolidated Financial Statements and Information.

Recently, our principal research and development activities have been as follows:

•

the development of fluid dynamic bearing spindle motors, including the technology for installing fluid dynamic bearing spindle motors in hard disk drives smaller than 1.8-inches and fluid dynamic bearing spindle motors using sintered-alloy metal;

•

the development and improvement of basic motor characteristics. For example, in order to achieve a higher transfer rate of memory written on hard disks, higher rotation speeds are required of spindle motors. As a result, spindle motors which were formerly required to generate 5,400 rotations per minute are now required to generate 7,200 to 15,000 rotations per minute. These higher speeds can, however, produce more vibration. Such vibration, as well as the higher density of disks, can disrupt the read-write function of hard disk drives. Accordingly, precise rotation has become more important, and we are therefore conducting research and development with a view to improving the precision of rotation;

•

the improvement of analysis and material technologies, including (1) improving technologies for investigating the impact of spindle motors on hard disks, (2) improving the cleanliness of materials and of manufacturing technology and (3) research into the development of uses of new materials for spindle motors;

•

the development of spindle motors smaller than a 1.0-inch disc, used for digital still cameras, selected mobile phones, car navigation systems and digital video cameras;

•

the development and improvement of spindle motors for DVDs;

•

the development and improvement of DC fan motors with a high airflow capacity that helps disperse heat inside end products including computers, game machines and audio-visual equipments;

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

•

Development of ultra precision fixed resistors, coreless polygon laser scanners and sensors mainly for the semiconductor equipment industry by Nidec Copal Electronics; and

•

Development of stepping motors for downsizing digital camera, development of products and accessory equipment, card reader technology, liquid crystal substrate robots and energy saving models of core actuators corresponding to the needs of customers by Sankyo Seiki.

The core of our research and development activities is our Central Laboratory, located at our headquarters in Kyoto. In addition to basic and applied research, the Central Laboratory supports the development of products that incorporate the latest technology. Market requirements are becoming more demanding. To respond to them reliably and promptly, we have established research and development bases in various countries and regions. We operate technical centers most notably in Kyoto, and also in Shiga, Nagano and Tottori Prefectures in Japan. These operations carry out research and development relating not only to new product development, but also to the improvement of quality and production technology for existing products.

Index to Consolidated Financial Statements and Information.

Utilizing state-of-the-art testing, inspection and measurement equipment, we are increasing our understanding and use of various basic technologies, not only precision motor machining technology, but also in fields such as mechanical and materials engineering and applied chemistry. Accurate and prompt inspection, analysis and measurement performed using state-of-the-art equipment are an integral element of our product and process development. The manufacture of precision motors requires high precision, measurement and analysis at the level of hundredths of a micron. Each material must be analyzed at the molecular level in order to prevent contamination, dust and gases, which are generated by adhesives and other materials and which can infiltrate the minute gap between the disk surface and the head. Using the latest equipment, our Research and Development Department conducts rigorous inspection, measurement and analysis, and utilizes the results to improve product design and process capabilities.

Similarly, we respond to challenges such as noise reduction, using advanced equipment and our own methods. Today, noise reduction is a significant issue in the computer and consumer electronics fields. In order to address this issue, we have constructed acoustic test rooms, consisting of reverberation and sound anechoic chambers which conform to international standards, where we conduct tests, measurement and analysis.

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

We incurred research and development expenses of ¥6,824 million for the year ended March 31, 2003, ¥8,751 million for the year ended March 31, 2004 and ¥25,918 million for the year ended March 31, 2005.

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥28,500 million on research and development in the year ending March 31, 2006. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

Index to Consolidated Financial Statements and Information.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥682 million ($6,351 thousand) at March 31, 2005. On April 2002, our consolidated subsidiary, Nidec Tosok Corporation, agreed to a guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥298 million ($2,775 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

In addition, we have guaranteed approximately ¥384 million ($3,576 thousand) of bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥682 million ($6,351 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

Index to Consolidated Financial Statements and Information.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2005.

(Yen in millions)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	¥ 40,680	¥ 6,439	¥ 3,504	¥ 30,668	¥ 69
Capital Lease Obligations	5,646	2,054	2,580	954	58
Operating Leases	870	174	200	50	446
Purchase Commitments for Fixed Aseets	4,925	4,925	-	-	-

Total Contractual Cash Obligations	¥ 52,121	¥ 13,592	¥ 6,284	¥ 31,672	¥ 573

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1-3 years	4-5 years	Over 5 years
Guarantees	¥ 682	¥ 59	¥ 103	¥ 100	¥ 420
Total Commercial Commitments	¥ 682	¥ 59	¥ 103	¥ 100	¥ 420

(U.S.dollars in thousands)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	$ 378,806	$ 59,959	$ 32,629	$ 285,576	$ 642
Capital Lease Obligations	52,575	19,126	24,025	8,884	540
Operating Leases	8,101	1,620	1,862	466	4,153
Purchase Commitments for Fixed Aseets	45,861	45,861	-	-	-

Total Contractual Cash Obligations	$ 485,343	$ 126,566	$ 58,516	$ 294,926	$ 5,335

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1-3 years	4-5 years	Over 5 years
Guarantees	$ 6,351	$ 549	$ 959	$ 932	$ 3,911
Total Commercial Commitments	$ 6,351	$ 549	$ 959	$ 932	$ 3,911

Our capital commitments as of March 31, 2005 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets decreased from approximately ¥5,948 million on March 31, 2004 to approximately ¥4,925 million on March 31, 2005, and from approximately ¥6,159 million on March 31, 2003 to approximately ¥5,948 million on March 31, 2004, respectively. Each decrease is due mainly to a reduction in investments in facilities equipment compared to the previous year. See Note 24 to our consolidated financial statements included in this annual report. We expect to make capital expenditures in addition to those for which we have outstanding commitments.

Index to Consolidated Financial Statements and Information.

Annual maturities on long-term debt and lease obligations during the next five years are as follows:

Year ending March 31	Yen in millions	U.S. dollars in thousands
2006	¥ 8,493	$ 79,086
2007	4,216	39,259
2008	1,868	17,394
2009	31,274	291,219
2010	348	3,240
2011 and thereafter	¥ 127	$ 1,183

Index to Consolidated Financial Statements and Information.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table provides information about our Directors, Executive Officers and Corporate Auditors as of the date of this annual report:

Name	Position	Date of Birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2005	Percentage of common stock outstanding as of March 31, 2005
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	June 2006	11,707	16.4%
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Director	March 28, 1949	June 2006	118	*
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	June 2006	7	*
Kenji Sawamura	Senior Managing Director	February 15, 1942	June 2006	2	*
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	June 2006	133	*
Seizaburo Kawaguchi	Managing Director	October 27, 1953	June 2006	10	*
Tadaaki Hamada	Director	August 14, 1948	June 2006	1	*
Seiichi Hattori	Director	December 30, 1953	June 2006	10	*
Tetsuo Inoue	Director	June 22, 1948	June 2006	3	*
Satoru Kaji	Director	October 4, 1947	June 2006	3	*
Takashi Iwata	Director	April 9, 1947	June 2006	1	*
Kiyoyoshi Takegami	Director	December 28, 1954	June 2006	25	*
Akira Kagata	Director	March 7, 1943	June 2006	-	*
Hideo Asahina	Corporate Auditor	March 28, 1938	June 2007	0	*
Yohichi Ichikawa	Corporate Auditor	April 4, 1935	June 2008	102	*
Tadayoshi Sano	Corporate Auditor	April 13, 1944	June 2007	1	*
Tsutomu Katsuyama	Corporate Auditor	June 5, 1932	June 2007	-	*

__________

Note: The asterisk represents beneficial ownership of less than 1%.

Index to Consolidated Financial Statements and Information.

Shigenobu Nagamori has served as our President, Chief Executive Officer and Representative Director since our establishment in July 1973. In June 1995 he became Chairman and Director of Simpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, and from October 2003 became Chairman and Representative Director of Nidec-Shimpo Corporation. He became Chairman and Director of Nidec Tosok Corporation in June 1997 and Nidec-Read Corporation in April 1997. He joined Nidec-Kyori Corporation as Chairman and Representative Director in June 1997. He became Chairman and Director of Nidec Copal Corporation in June 1998. He became Chairman and Representative Director of Nidec Machinery Corporation and Nidec Shibaura Corporation in January 1998 and October 1998, respectively. In June 1999, he also became Chairman and Representative Director of Nidec Shibaura (Zhejiang) Co., Ltd. In October 1999, he became Chairman and Representative Director of Nidec Nemicon Corporation. He became Chairman and Representative Director of Nidec Power Motor Corporation in March 2000. In March 2002, he became Chairman and Representative Director of Nidec System Engineering (Zhejiang) Corporation and in September 2002, Nidec Copal Electronics Corporation. In March 2004, he became Chairman and Representative Director of Sankyo Seiki Mfg. Co., Ltd., Sankyo Shoji Co., Ltd., Sankyo Total Service Co., Ltd., Sankyo Ryutsu Kogyo Co., Ltd. (currently Nidec Logistics Corporation), Tokyo Pigeon Co., Ltd. and Nissin Kohki Co., Ltd. He became Chairman and Director of Nidec Copal Electronics Corporation in September 2004.

Hiroshi Kobe has served as Executive Vice President, Chief Operating Officer and Director of Nidec Corporation since 2000. He joined Nidec in 1973 and served as Managing Director, Director of Sales, Domestic Business and Senior Managing Director in charge of overall business operations. He is also Chairman and Representative Director of Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd., Nidec Korea Corporation. And he became Chairman and Representative Director of Nidec Electronics GmbH and Nidec (Shanghai) International Trading Co., Ltd. in April 2003. In 2004, he became Chairman and Representative Director of Nidec Philippines Corporation and Nidec Precision Philippines Corporation. He was also appointed to take charge of Sales, Compliance Office, Risk Management, and Motor Engineering Research Laboratory.

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

Kenji Sawamura joined Nidec Corporation in October 1998 as Executive Director (Riji). He became Vice President and Director of Nidec (Dalian) Limited and President and Director of Nidec Precision (Dalian) Limited in July 1999. He became President of Nidec (Dalian) Limited in June 2001. He served as our Senior Managing Director and Chairman and Representative Director of Nidec (Dalian) Limited since April 2002. He became Chairman, Chief Executive Officer and Director of Nidec America Corporation in July 2004. He was also appointed to take charge of DC / FAN motor business, Shiga Technical Center, Tottori Technical Center, Purchasing Department, Corporate Quality Control and Molds Preparation.

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

Tadaaki Hamada had a previous job in Bank of Tokyo-Mitsubishi, and he joined Nidec in February 2000 as Executive Director (Riji) and has served as General Manager of Corporate Planning since March 2000. From August 2001 to March 2003, he was appointed to be Executive Vice President of Nidec America Corporation. He became General Manager of International Projects Administration in April 2003. He has served as our Director since June 2004, and since April 2005, he has served as our Managing Director in charge of Secretarial Office, Corporate Planning, Intellectual Property, Legal, General Affairs, Personnel, International Projects Administration Department.

Seiichi Hattori has served as our Director since June 1999. He was Director of the Sales Department from October 1996 to March 1998. From April 1998 to March 1999, he served as Executive Director of our Sales Department. He was appointed to be in charge of domestic sales in April 2002. He became President and Director of Nidec (H.K.) Co., Ltd. and Nidec (Shanghai) International Trading Co., Ltd. in April 2003. He was also appointed to take charge of Sales Department in April 2005.

Tetsuo Inoue has served as our Director since June 2002. He joined Nidec Corporation in December 1999 and has served as General Manager of our Management of Affiliated Companies Department since then.

Satoru Kaji has served as our Director since June 2003. He became Executive Vice President of Nidec America Corporation in January 1994 and Executive Director (Riji) in April 2001. He became General Manager of No. 1 International Sales and Marketing in July 2001 and has been in charge of International Sales and Marketing as General Manager of International Sales Administration since April 2002. In April 2003, he became President and Representative Director of  Nidec Singapore Pte.Ltd. He became Vice Chairman and President of Nidec (Zhejiang) Corporation, and became in charge of Nidec Pinghu City Industrial Park in May 2005.

Takashi Iwata had a previous job in Matsushita Electric Industrial Co., Ltd., and he joined Nidec in December 2003 as Executive Director (Riji) and has served as a General Manager of Accounting Department. He became General Manager of Internal Audit & Management Advisory in April 2004. He has served as our Director since June 2004.

Kiyoyoshi Takegami joined Nidec in April 1978, and has held important job on various sections for engineering. He became General Manager of Development of Shiga Factory in April 1991, and from April 1994 to March 2003, he was appointed to be Vice President of Nidec Electronics (Thailand) Co., Ltd. He became General Manager of Nagano Technical Center in April 2003. He has served as our Director since June 2004. In April 2005, he has doubled as Director of Development Engineering and Director of Quality Assurance of Nagano Technical Center.

Akira Kagata had a previous job in Matsushita Electric Industrial Co., Ltd. He joined Nidec in March 2002, and he became Executive Director (Riji) in April 2003. He became General Manager of Central Technical Laboratory in April 2004. He has served as our Director since June 2005 and he was appointed to be responsible for the research and development of spindle motors.

Index to Consolidated Financial Statements and Information.

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

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for not more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors, who have the authority individually to represent us. The Board of Directors may also elect one Chairman of  the Board of Directors, one President, one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors. Shigenobu Nagamori is the President and Chief Executive Officer, Hiroshi Kobe is the Executive Vice President and Chief Operating Officer and Yasunobu Toriyama is the Executive Vice President and Chief Financial and Accounting Officer. Our Executive Officers serve at the discretion of the Board of Directors.

Corporate Auditors

Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have four Corporate Auditors: Hideo Asahina, Yoichi Ichikawa, Tadayoshi Sano and Tsutomu Katsuyama. Corporate Auditors, of whom at least one must be from outside our company, are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Three of our Corporate Auditors, Hideo Asahina, Yoichi Ichikawa, and Tadayoshi Sano, are full-time Corporate Auditors. Two of our Corporate Auditors, Hideo Asahina and Tsutomu Katsuyama, are from outside the Nidec group. Our four Corporate Auditors form our Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Representative Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as auditors’ policy and methods of investigation of our affairs.

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

Index to Consolidated Financial Statements and Information.

B. Compensation.

The aggregate compensation, including bonuses, paid by us to our Directors and Corporate Auditors as a group during the year ended March 31, 2005 was ¥1,854 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2005, retirement payments in the aggregate amount of ¥167 million were made.

We are currently authorized to issue rights to subscribe for or purchase up to 296,700 shares of our common stock to our directors, corporate auditors and employees for no consideration for the purposes of increasing their incentive and motivation to enhance our business performance and to promote shareholder-oriented management.

C. Board Practices.

The information required by this item is set forth in Item 6.A and 6.B of this annual report.

D. Employees.

The information required by this item is set forth in Item 4.B of this annual report.

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report. On May 14, 2003, we issued rights to purchase 296,700 shares of our common stock to directors, corporate auditors and certain employees for no consideration. These rights are exercisable under certain conditions for the period between July 1, 2004 and June 30, 2007, and the exercise price is set at ¥7,350 per share of common stock, subject to certain adjustments. We are currently authorized under this plan to issue rights to purchase 219,300 shares.

Index to Consolidated Financial Statements and Information.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

To our knowledge, as of March 31, 2005, the following persons beneficially owned more than 5% of our outstanding common stock:

Shareholders	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding
Shigenobu Nagamori	11,707	16.4%
Capital Research and Management Company and its affiliates (1)	3,585	5.0

__________

(1) As of January 31, 2005, and based on the report filed on that date by Capital Research and Management Company with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of our common stock.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2005, there were 71,252,463 shares of our common stock outstanding held by 11,373 shareholders of record, including 112 shareholders of record with addresses in the United States who held 9,606,985 shares, representing approximately 13.5% of our outstanding common stock as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons, severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nidec.

B. Related Party Transactions.

Since April 1, 2003, except as described below, we have not entered into any material transactions with our directors, officers, corporate auditors or their respective family members or enterprises over which they can exert significant influence.

As of March 31, 2005, President Nagamori held of record 8.4％ and S. N Kohsan, a business entity indirectly owned by him, held of record 6.2％ of our outstanding shares. President Nagamori’s immediate family held an additional 1.8％ of our outstanding shares as of the same date.

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

Record date	Dividends per share
	Yen	U.S. dollar
September 30, 2001	¥15.0	$0.126
March 31, 2002	10.0	0.075
September 30, 2002	10.0	0.081
March 31, 2003	15.0	0.126
September 30, 2003	15.0	0.138
March 31, 2004	15.0	0.140
September 30, 2004	20.0	0.190
March 31, 2005	¥25.0	$0.230

It is the present intention of the Board of Directors to continue to pay cash dividends on a semiannual basis and to provide a stable level of dividends to our shareholders The declaration and payment of dividends are, however, subject to our future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the maximum rate of 20%. Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders are generally subject to a maximum withholding rate of 10%.

Index to Consolidated Financial Statements and Information.

B. Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2005, the date of our last audited financial statements.

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

	Price Per Share		Average Daily Trading Volume	Nikkei Stock Average
	High	Low		High	Low
			(in thousands of shares)
Year ended March 31,
2000	¥ 14,895	¥ 7,500	157	¥ 20,706.65	¥ 15,972.68
2001	10,200	4,890	112	20,833.21	11,819.70
2002	9,290	3,650	162	14,529.41	10,409.68
2003	9,840	5,500	216	11,979.85	7,862.43
2004
First Quarter	8,300	5,600	186	9,137.14	7,607.88
Second Quarter	9,790	8,090	173	11,033.32	9,265.56
Third Quarter	11,400	9,180	167	11,161.71	9,614.60
Fourth Quarter	11,400	9,950	197	11,770.65	10,365.40
2005
First Quarter	12,390	10,780	237	12,163.89	10,505.05
Second Quarter	11,350	9,590	218	11,896.01	10,687.81
Third Quarter	12,740	10,810	260	11,488.76	10,659.15
Fourth Quarter	13,350	11,620	189	11,966.69	11,238.37
2006
First Quarter	13,440	11,470	258	11,874.75	10,825.39
Calendar period
January 2005	12,630	11,620	168	11,539.99	11,238.37
February 2005	12,730	11,830	206	11,740.60	11,360.40
March 2005	13,350	12,720	192	11,966.69	11,565.88
April 2005	13,440	12,130	267	11,874.75	10,938.44
May 2005	12,800	11,470	259	11,276.59	10,825.39
June 2005	12,210	11,600	250	11,584.01	11,160.88
July 2005	¥ 12,520	¥ 11,620	243	¥ 11,899.60	¥ 11,565.99

Index to Consolidated Financial Statements and Information.

Our ADSs have been listed on the New York Stock Exchange since September 27, 2001. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our ADSs on the New York Stock Exchange:

	Price Per ADS		Average Daily Trading Volume	Dow Jones Industrial Average
	High	Low		High	Low
			(in ADSs)
Year ended March 31,
2002
Third Quarter	$ 14.75	$ 8.48	4,994	$ 10,137.00	$ 8,836.80
Fourth Quarter	18.25	13.06	11,482	10,635.30	9,618.20
2003	19.56	10.94	669	10,381.70	7,286.27
First Quarter	19.56	15.55	1,130	10,381.70	9,120.10
Second Quarter	18.75	12.50	366	9,379.50	7,591.93
Third Quarter	16.31	10.94	717	8,931.68	7,286.27
Fourth Quarter	15.85	13.25	452	8,842.62	7,524.06
2004	25.91	5.73	3,097
First Quarter	17.50	11.75	1,080	9,323.02	8,069.86
Second Quarter	20.88	16.81	2,076	9,659.13	9,036.04
Third Quarter	25.91	20.64	860	10,453.92	9,469.20
Fourth Quarter	26.61	23.00	8,376	10,737.70	10,048.23
2005
First Quarter	28.20	24.65	7,532	10,570.81	9,906.91
Second Quarter	25.87	22.09	7,100	10,342.79	9,814.59
Third Quarter	30.73	24.93	3,914	10,854.54	9,749.99
Fourth Quarter	32.40	28.27	5,705	10,940.55	10,368.61
2006
First Quarter	31.26	26.49	8,792	10,623.07	10,012.36
Calendar period
January 2005	30.50	28.27	4,925	10,729.43	10,368.61
February 2005	30.65	29.00	6,042	10,841.60	10,551.94
March 2005	32.40	30.15	6,123	10,940.55	10,405.70
April 2005	31.26	28.66	6,605	10,546.32	10,012.36
May 2005	30.40	27.35	9,581	10,542.55	10,140.12
June 2005	28.48	26.49	10,127	10,623.07	10,274.97
July 2005	$ 28.25	$ 26.02	12,755	$ 10,705.55	$ 10,270.68

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

D. Selling Shareholders.

Not applicable.

Index to Consolidated Financial Statements and Information.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

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

Index to Consolidated Financial Statements and Information.

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

General

Our authorized share capital is 240,000,000 shares, of which 71,252,463 shares were issued and outstanding as of March 31, 2005. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates, subject to the limitations caused by the Japanese unit share system described below.

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant law will come into effect within five years of the date of promulgation.  On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will be subject to the new central clearing system.  On the same day, all existing share certificates for share of all Japanese companies listed on any Japanese stock exchange, including our shares, will become null and void and the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

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

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares representing less than one unit may at any time require us to purchase our shares. These shares will be purchased at:

•

the closing price of the shares reported by the Osaka Securities Exchange Co., Ltd. (the “Osaka Securities Exchange”) on the day when the request to purchase is made; or

•

if no sale takes place on such stock exchange on that day, the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on such day; or

•

if no sale takes place on either of such stock exchanges on such day, the price at which the shares are first traded on the Osaka Securities Exchange on the next day; or

•

if no sale takes place on such stock exchange on such day, the price at which the shares are first traded on the Tokyo Stock Exchange on such day; or

•

if no sale takes place on either of such stock exchanges on such day, the price at which the shares are first traded on either of such stock exchanges, provided that, if the shares are traded on both such exchanges on the same day, the relevant price shall be the price at which the shares are first traded on the Osaka Securities Exchanges.

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

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

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

Subscription Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our Board of Directors determines, subject to the limitations as to the issue of new shares at a “specially favorable” price mentioned in “- Voting Rights” above. The Board of Directors may, however, determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice of the date on which such subscription rights must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.

Index to Consolidated Financial Statements and Information.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken) or bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) (in relation to which the stock acquisition rights are undetachable). Except where the issue would be on “specially favorable” conditions, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of the Board of Directors. Subject to the terms and conditions thereof, holders of stock acquisition rights may acquire a prescribed number of shares by exercising their stock acquisition rights and paying the exercise price at any time during the exercise period thereof. Upon exercise of stock acquisition rights, we will be obliged to either issue the relevant number of new shares or transfer the necessary number of existing shares held by us as treasury stock to the holder. The entitlements accorded to stock acquisition rights attached to bonds are substantially similar to those accorded to stock acquisition rights issued without being attached to bonds, provided that, if so determined by the Board of Directors at the time of its resolution authorizing the issue of the relevant bonds with stock acquisition rights, then, upon exercise of the stock acquisition rights, their exercise price will be deemed to have been paid by the holder thereof to us in lieu of redeeming the relevant bonds by us.

Pursuant to the special resolution of our annual general meeting of shareholders held on June 26, 2002 and the resolutions of the Board of Directors held on May 14, 2003, 2,967 stock acquisition rights, which represent rights to acquire 296,700 shares of common stock were issued on May 14, 2003 to our and our subsidiaries’ directors, corporate auditors and employees without consideration for stock acquisition rights.

Pursuant to the resolution of the Board of Directors held on September 30, 2003, 15,000 stock acquisition rights, which represent rights to acquire 2,284,151 shares of common stock were issued on October 17, 2003 with the conversion price of ¥13,828 per share (as adjusted), in connection with the public offering of ¥30 billion zero coupon convertible bonds due 2008 with an issue price of 103% of the principal amount of the bonds.

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

Index to Consolidated Financial Statements and Information.

Repurchase by Nidec of Shares

Under the amended Commercial Code which became effective on April 1, 2004, we may acquire our shares for any purposes either by obtaining the authorization of shareholders at an annual   general shareholders’ meeting or, if our Articles of Incorporation so provide, by resolution of our Board of Directors. In accordance with the amended Commercial Code, we amended our Articles of Incorporation at the ordinary general meeting held on June 23, 2004 to authorize us to acquire our shares for any purposes by resolution of our Board of Directors. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for annual dividend payments at the last closing of our accounts less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital.  Our Board of Directors has not yet taken any such resolution.

In the case of shares listed on a Japanese stock exchange, acquisition shall be made through the market or by way of tender offer by the close of the following annual general shareholders’ meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of the voting rights present at the shareholders’ meeting at which a quorum of not less than one-third of outstanding shares with voting rights must be present.

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

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares with voting rights of a company that is listed on any Japanese stock exchange to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding of shares with voting rights or of any specified changes set out in any previously-filed reports. For this purpose, shares issuable to such person upon exercise of share subscription warrants, or stock acquisition rights are taken into account in determining both the number of shares with voting rights held by the holder and the issuer’s total issued shares with voting rights. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed.

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

Index to Consolidated Financial Statements and Information.

On August 11, 2005, the closing price of our shares on the Osaka Securities Exchange was ¥12,830 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Index to Consolidated Financial Statements and Information.

United States Federal Income Taxation

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules as discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Nidec out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules as discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Index to Consolidated Financial Statements and Information.

PFIC Rules

Nidec believes that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.  If Nidec were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain.  Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if Nidec were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from Nidec will not be eligible for the special tax rates applicable to qualified dividend income if Nidec is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Under the 2001 tax legislation, deemed dividend taxation system has been drastically changed. Under the new rule, if we purchase our listed shares by way of a tender offer for the purpose of cancellation with retained earnings, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, in the case of individual shareholders, no deemed dividend is required to be recognized until March 31, 2005 due to the operation of a temporary measurement (Article 9-6 of the Japanese Special Tax Measurement Law under which two years extension of the treatment is promulgated under the 2005 tax legislation) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled were previously deemed to have received a dividend corresponding to the increase of share value by the share cancellation, under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders (both individuals and corporations) whose shares are not canceled.

Index to Consolidated Financial Statements and Information.

Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate will apply thereafter) except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Under the new tax treaty between the United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004 on an accelerative basis, the withholding tax rate on dividends (those declared on or after July 1, 2004) is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the new tax treaty between the US and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes may be assessed against an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We file periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.  You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.nidec.co.jp/english/ir/index.html. Information on our website does not form part of this annual report.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information.

Not applicable.

Index to Consolidated Financial Statements and Information.

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

Foreign currency exchange rate risk

Transaction risk

A significant portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar. For the year ended March 31, 2005, our U.S. dollar denominated sales comprised more than 55.5% of total sales. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, which currently represent in excess of 54.0% of our total costs, we generally have had a significant net long U.S. dollar position. Our principal exposure arises at the level of Nidec which had an excess of U.S. dollar denominated trade receivables over trade payables of $189 million as of March 31, 2005. To the extent that there are any open foreign currency, i.e., U.S. dollar denominated positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Index to Consolidated Financial Statements and Information.

Foreign currency derivatives at March 31, 2004
	Maturity date							Fair Value
	2005	2006	2007	2008	2009	Thereafter	Total
Foreign Exchange Forward Contracts
Sell U.S. dollars
Contract amounts (in millions)	¥ 1,849	-	-	-	-	-	¥ 1,849	¥ 50
Weighted-average contracted forward Rate (yen per U.S.$1)	108.08	-	-	-	-	-	108.08
Sell THB
Contract amounts (in millions)	¥ 120	-	-	-	-	-	¥ 120	¥ 4
Weighted-average contracted forward Rate (yen per THB1)	2.73	-	-	-	-	-	2.73
Sell HKD
Contract amounts (in millions)	¥ 3,650	-	-	-	-	-	¥ 3,650	¥ 43
Weighted-average contracted forward Rate (yen per HKD1)	13.67	-	-	-	-	-	13.67
Buy U.S. dollars
Contract amounts (in millions)	¥ 699	-	-	-	-	-	¥ 699	¥ (13)
Weighted-average contracted forward Rate (yen per U.S.$1)	107.46	-	-	-	-	-	107.46

Index to Consolidated Financial Statements and Information.

Foreign currency derivatives at March 31, 2005
	Maturity date							Fair Value
	2006	2007	2008	2009	2010	Thereafter	Total
Foreign Exchange Forward Contracts
Sell U.S. dollars
Contract amounts (in millions)	¥ 1,444	-	-	-	-	-	¥ 1,444	¥ (31)
Weighted-average contracted forward Rate (yen per U.S.$1)	104.54	-	-	-	-	-	104.54
Sell THB
Contract amounts (in millions)	¥ 110	-	-	-	-	-	¥ 110	¥ (1)
Weighted-average contracted forward Rate (yen per THB1)	¥ 2.70	-	-	-	-	-	¥ 2.70
Buy U.S. dollars
Contract amounts (in millions)	¥ 207	-	-	-	-	-	¥ 207	¥ 7
Weighted-average contracted forward Rate (yen per U.S.$1)	103.71	-	-	-	-	-	103.71

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

Index to Consolidated Financial Statements and Information.

Interest rate risk at March 31, 2004

	Maturity date							Fair Value
	2005	2006	2007	2008	2009	Thereafter	Total
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	2	5	7	6	5	101	126	138
Weighted-average interest rate	3.50%	4.15%	3.07%	3.56%	4.14%	4.02%	3.95%
Floating Rate
Principal cash flows	83	75	61	45	30	43	337	337
Weighted-average interest rate	3.29%	3.01%	3.17%	3.25%	3.43%	3.21%	3.20%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	1,656	1,300	713	652	16	74	4,411	4,440
Weighted-average interest rate	1.27%	1.29%	0.61%	0.66%	2.18%	3.66%	1.12%
Fixed Rate (convertible bonds)
Principal cash flows	-	9,274	-	-	30,818	-	40,092	48,575
Weighted-average interest rate	-	0.80%	-	-	0.00%	-	0.19%
Floating Rate (long-term loan)
Principal cash flows	7	2	2	2	2	13	28	28
Weighted-average interest rate	1.80%	2.01%	2.27%	2.62%	2.97%	3.52%	2.76%

Interest Rate Derivatives
Interest Rate Swaps
Fixed rate payments
Notional amounts	1,000	-	-	-	1,200	-	2,200	-
Weighted-average interest rate	1.66%	-	-	-	1.42%	-	1.53%	-
Floating rate receives
Notional amounts	1,000	-	-	-	1,200	-	2,200	(54)
Weighted-average interest rate	0.06%	-	-	-	0.47%	-	0.29%
Interest Rate Caps
Purchased Caps
Notional amounts	-	-	2,500	-	-	-	2,500	(34)
Weighted-average interest rate	-	-	1.00%	-	-	-	1.00%

Index to Consolidated Financial Statements and Information.

Interest rate risk at March 31, 2005

	Maturity date							Fair Value
	2006	2007	2008	2009	2010	Thereafter	Total
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	18	25	54	24	4	78	203	184
Weighted-average interest rate	2.61%	2.13%	1.81%	2.10%	4.29%	4.01%	2.85%
Floating Rate
Principal cash flows	83	73	57	37	12	16	278	278
Weighted-average interest rate	2.79%	2.99%	3.27%	3.47%	4.44%	4.31%	3.19%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	1,037	845	652	16	5	68	2,623	2,591
Weighted-average interest rate	1.02%	1.06%	0.75%	2.97%	3.86%	3.62%	1.05%
Fixed Rate (convertible bonds)
Principal cash flows	5,394	-	-	30,638	-	-	36,032	36,032
Weighted-average interest rate	0.80%	-	-	0.00%	-	-	0.12%
Floating Rate (long-term loan)
Principal cash flows	2	2,001	2	2	2	16	2,025	2,025
Weighted-average interest rate	1.80%	2.53%	2.46%	2.77%	3.09%	3.57%	0.039%

Interest Rate Derivatives
Interest Rate Swaps
Fixed rate payments
Notional amounts	-	-	-	1,200	-	-	1,200	(46)
Weighted-average interest rate	-	-	-	1.42%	-	-	1.42%	-
Floating rate receives
Notional amounts	-	-	-	1,200	-	-	1,200	-
Weighted-average interest rate	-	-	-	0.30%	-	-	0.30%
Interest Rate Caps
Purchased Caps
Notional amounts	-	2,500	-	-	-	-	2,500	(24)
Weighted-average interest rate	-	1.00%	-	-	-	-	1.00%

Index to Consolidated Financial Statements and Information.

Equity security price risk

We have marketable equity securities classified as available-for-sale securities. At March 31, 2004, the fair value of these securities was ¥17,761 million and at March 31, 2005 it was ¥16,554 million. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2004 would be ¥1,776 million and as of March 31, 2005 would be ¥1,655 million, respectively. We had no open equity derivative positions during the year ended March 31, 2004 or 2005.

Commodity price risk

We had no open commodity derivative positions for the year ended March 31, 2004 or 2005.

Item12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Nidec maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Nidec have been detected.  There inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Index to Consolidated Financial Statements and Information.

Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2004 pursuant to Rule 13a-15(b) under the Exchange Act.  Based upon the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of March 31, 2005 because of the reportable conditions described below which would have constituted material weaknesses in internal control over financial reporting.

As a foreign private issuer, Nidec is not yet subject to the requirement of Rule 13a-15(c) under the Exchange Act that an issuer’s management, with the participation of its principal executive and financial officers, evaluate the effectiveness of its internal control over financial reporting as of the end of each fiscal year.  However, in connection with the audit of our consolidated financial statements for the year ended March 31, 2005, our principal accountant reported to Nidec’s Board of Corporate Auditors the following reportable conditions pursuant to AU Section 325, Communication of Internal Control Related Matters Noted in an Audit, of the American Institute of Certified Public Accountants’ Professional Standards:

1.     During the course of its audit of one of Nidec’s subsidiaries, the principal accountant noted unusual transactions including sales to an agent, sales to a foreign subsidiary with unusually high margins and no eliminating adjustments for profits on certain inter-company transactions at the subsidiary, which Nidec’s internal control procedures did not identify as irregular transactions.

2.     Nidec’s management evaluates subsidiary business performance on a monthly basis based on non-consolidated financial data which does not include consolidation adjustments, such as the elimination of inter-company transactions.  Also, for management evaluation purposes, Nidec only consolidates its accounts at the parent company level, with no sub-consolidations at subsidiaries.  In light of these and other circumstances, the principal accountant identified a significant risk that, even with the quarterly closing and preparation of consolidated financial statements that Nidec currently conducts, the types of irregular transactions described above would not be identified in a timely manner.

3.     The principal accountant pointed out that appropriate controls and procedures would need to be implemented to address risks in the area of improper recording of inter-company and/or consolidation adjustments, including the strengthening of the existing anti-fraud program, amendments to procedures for closing of consolidated financial statements and the dedication of additional resources to ensure newly implemented controls can be effectively applied.

Management held a meeting among itself, Nidec’s Board of Corporate Auditors and the principal accountant to discuss the reportable conditions communicated by the principal accountant.  In light of that discussion and other discussions held with the Board of Corporate Auditors and the principal accountant, management concluded that the reportable conditions as communicated by the principal accountant would have constituted material weaknesses in Nidec’s internal control over financial reporting.

In light of the material weaknesses, Nidec performed additional analysis and other procedures in connection with the preparation of its consolidated financial statements.  Accordingly, Nidec believes that the financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, its financial position, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.

Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting that occurred during the year ended March 31, 2005.  Based upon that evaluation, there was no change during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, Nidec’s internal control over financial reporting.

Index to Consolidated Financial Statements and Information.

To remediate the reportable conditions described above, Nidec is in the process of implementing certain measures such as increasing the level of internal audit review at the subsidiary at which the principal accountant identified irregular transactions and requiring all of its subsidiaries to prepare their financial statements in a manner consistent with generally accepted accounting principles in the United States, including those relating to consolidation.  Management will periodically report to the Board of Corporate Auditors on the progress on the implementation of these measures.

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

Item 16B. Code of Ethics.

Nidec has adopted a written code of ethics for its chief executive officer, chief financial officer, chief accounting officer and other senior officers which has been effective as of April 1, 2004. Nidec’s code of ethics is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Principal Accountant Audit Fees and Services Fees

The following table presents the fees paid or accrued by us for the audit and non-audit services rendered by our principal accountants, ChuoAoyama PricewaterhouseCoopers, during the fiscal years ended March 31, 2004 and 2005.

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended
Type of Fee	2004	2005	March 31, 2005
Audit Fees (1)	¥ 278	¥ 352	$ 3,278
Audit Related Fees (2)	11	35	326
Tax Fees (3)	17	15	140
All Other Fees (4)	0	2	18

Total	¥ 306	¥ 404	$ 3,762

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

Index to Consolidated Financial Statements and Information.

(3) Tax fees represent fees for professional services rendered by ChuoAoyama PricewaterhouseCoopers for tax compliance, tax advise and tax planning.

(4) All other fees include fees for products and services provided by ChuoAoyama PricewaterhouseCoopers other than the services reported above.

The Board of Corporate Auditors has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of ChuoAoyama PricewaterhouseCoopers.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

Index to Consolidated Financial Statements and Information.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases.

The following table sets forth information concerning purchases made by us during the fiscal year ended March 31, 2005.

	Shares	Yen	Shares	Shares
	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum numbers of shares that may yet be purchased under the plans or programs
2004
April 1 - 30	385	¥ 11,189	-	-
May 1 - 31	233	12,019	-	-
June 1 - 30	339	11,054	-	-
July 1 - 31	89	10,360	-	-
August 1 - 31	192	10,522	-	-
September 1- 30	183	11,062	-	-
October 1 - 31	384	11,156	-	-
November 1 - 30	458	12,421	-	-
December 1- 31	642	12,117	-	-
2005
January 1 - 31	383	12,461	-	-
February 1 - 28	867	12,330	-	-
March 1 - 31	470	13,056	-	-

Total	4,625	¥ 11,929	-	-

All of the purchase shown above represent with the purchase of fractional shares from fractional share owners under the Japanese Commercial Code. For an explanation of the right of such shareholders, see “Japanese Unit Share System— Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares.” under Item 10.B of this Annual Report.

Currently, we don’t have any publicly announced repurchase plans or programs.

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

____________

*     Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2003 filed on July 7, 2003.

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
Date: August 12, 2005

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

____________

*     Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2003 filed on July 7, 2003.

**   Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

*** Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and

Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its consolidated subsidiaries at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.   These financial statements are the responsibility of the Company’s management.   Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in the year ended March 31, 2003.

/s/ ChuoAoyama PricewaterhouseCoopers

Kyoto, Japan

June 23, 2005

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Current assets:
Cash and cash equivalents	¥ 73,392	¥ 70,111	$ 652,863
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥623 million in 2004 and ¥484 million ($4,507 thousand) in 2005:
Notes	17,431	17,351	161,570
Accounts	96,509	112,568	1,048,217
Inventories	45,245	48,962	455,927
Other current assets	13,838	11,951	111,286

Total current assets	246,415	260,943	2,429,863

Marketable securities and other securities investments	19,892	18,495	172,223
Investments in and advances to affiliated companies	2,259	1,865	17,367

	22,151	20,360	189,590
Property, plant and equipment:
Land	30,532	31,774	295,875
Buildings	73,860	79,765	742,760
Machinery and equipment	163,401	178,594	1,663,041
Construction in progress	7,411	6,687	62,268

	275,204	296,820	2,763,944
Less - Accumulated depreciation	(142,792)	(147,614)	(1,374,560)

	132,412	149,206	1,389,384

Goodwill	28,078	40,664	378,657
Other non-current assets	14,830	13,000	121,054

Total assets	¥ 443,886	¥ 484,173	$ 4,508,548

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Current liabilities:
Short-term borrowings	¥ 86,636	¥ 28,478	$ 265,183
Current portion of long-term debt	2,653	8,493	79,086
Trade notes and accounts payable	93,418	95,076	885,334
Other current liabilities	24,087	28,280	263,339

Total current liabilities	206,794	160,327	1,492,942
Long-term liabilities:
Long-term debt	45,025	37,833	352,295
Accrued pension and severance costs	29,836	11,128	103,622
Other long-term liabilities	3,054	12,338	114,890

Total long-term liabilities	77,915	61,299	570,807

Minority interest in consolidated subsidiaries	49,131	55,507	516,873
Commitments and contingencies (Note 24)
Shareholders’ equity:
Common stock authorized 2004 and 2005: 240,000,000 shares ; issued and outstanding: 2004 - 65,017,898 shares/ 2005 - 71,252,463 shares	28,995	61,180	569,699
Additional paid-in capital	31,822	63,799	594,087
Retained earnings	57,887	88,954	828,326
Accumulated other comprehensive loss	(8,535)	(6,745)	(62,808)
Foreign currency translation adjustments	(11,475)	(9,466)	(88,146)
Unrealized gains on securities	2,972	2,777	25,859
Minimum pension liability adjustment	(32)	(56)	(521)
Treasury stock, at cost: 2004 - 14,360 shares / 2005 - 15,602 shares	(123)	(148)	(1,378)

Total shareholders’ equity	110,046	207,040	1,927,926

Total liabilities and shareholders’ equity	¥ 443,886	¥ 484,173	$ 4,508,548

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2003	2004	2005	2005
	Net sales	¥ 231,836	¥ 277,497	¥ 485,861	$ 4,524,267
	Operating expenses:
	Cost of products sold	187,306	218,189	370,938	3,454,120
	Selling, general and administrative expenses	21,302	28,542	35,340	329,081
	Research and development expenses	6,824	8,751	25,918	241,345

		215,432	255,482	432,196	4,024,546

	Operating income	16,404	22,015	53,665	499,721

	Other income (expense):
	Interest and dividend income	364	362	929	8,651
	Interest expense	(890)	(862)	(871)	(8,111)
	Foreign exchange (loss) gain, net	(3,511)	(3,149)	2,377	22,134
	Gain (loss) from derivative instruments, net	23	(5)	(175)	(1,630)
	(Loss) gain on marketable securities, net	(1,583)	816	1,586	14,769
	Gain from issuance of securities by affiliated companies	39	-	-	-
	(Loss) gain on sales of investments in affiliated companies	(4)	45	(3)	(28)
	Other, net	69	417	(218)	(2,030)

		(5,493)	(2,376)	3,625	33,755

	Income before provision for income taxes	10,911	19,639	57,290	533,476
	Provision for income taxes	(1,053)	(5,424)	(12,847)	(119,629)

	Income before minority interest and equity in earnings of affiliated companies	9,858	14,215	44,443	413,847
	Minority interest in income of consolidated subsidiaries	644	648	10,954	102,002
	Equity in net (income) / losses of affiliated companies	(1,466)	(2,522)	34	317

	Net income	¥ 10,680	¥ 16,089	¥ 33,455	$ 311,528

		Yen			U.S. dollars
	Per share data:
Net income	－ basic	¥ 168.01	¥ 251.14	¥ 479.74	$ 4.47
	－ diluted	¥ 159.82	¥ 241.53	¥ 456.58	$ 4.25
	Cash dividends	¥ 20.00	¥ 30.00	¥ 35.00	$ 0.33

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2004	65,017,898	¥ 28,995	¥ 31,822	¥ 57,887	¥ (8,535)	¥ (123)	¥ 110,046
Comprehensive income:
Net income				33,455			33,455
Other comprehensive income (loss):
Foreign currency translation adjustments					2,009		2,009
Unrealized gains from securities, net of reclassification adjustment					(195)		(195)
Minimum pension liability adjustment					(24)		(24)

Total comprehensive income							35,245

Dividends paid				(2,388)			(2,388)
Conversion of convertible debt	570,665	1,940	1,940				3,880
Issuance of new shares	5,620,000	30,084	30,077				60,161
Issuance cost of new stock			(207)				(207)
Exercise of stock option	43,900	161	161				322
Treasury stock issued upon stock exchange			6			31	37
Purchase of treasury stock						(56)	(56)

Balance at March 31, 2005	71,252,463	¥ 61,180	¥ 63,799	¥ 88,954	¥ (6,745)	¥ (148)	¥ 207,040

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2004	$269,997	$ 296,322	$ 539,035	$ (79,477)	$ (1,145)	$ 1,024,732
Comprehensive income:
Net income			311,528			311,528
Other comprehensive income (loss):
Foreign currency translation adjustments				18,708		18,708
Unrealized gains from securities, net of reclassification adjustment				(1,816)		(1,816)
Minimum pension liability adjustment				(223)		(223)

Total comprehensive income						328,197

Dividends paid			(22,237)			(22,237)
Conversion of convertible debt	18,065	18,065				36,130
Issuance of new shares	280,138	280,073				560,211
Issuance cost of new stock		(1,928)				(1,928)
Exercise of stock option	1,499	1,499				2,998
Treasury stock issued upon stock exchange		56			289	345
Purchase of treasury stock					(522)	(522)

Balance at March 31, 2005	$ 569,699	$ 594,087	$ 828,326	$ (62,808)	$ (1,378)	$ 1,927,926

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2003	2004	2005	2005

Cash flows from operating activities:
Net income	¥ 10,680	¥ 16,089	¥ 33,455	$311,528
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,862	14,273	21,528	200,466
Amortization	353	217	577	5,373
Loss (gain) on sales of marketable securities	22	(816)	(1,618)	(15,067)
Loss on devaluation of marketable securities	1,561	-	32	298
Loss on sales and disposal of property, plant and equipment	896	819	1,479	13,772
Deferred income taxes	(1,351)	460	2,537	23,624
Minority interest in income of consolidated subsidiaries	644	648	10,954	102,002
Equity in net (income) losses of affiliated companies	(1,466)	(2,522)	34	317
(Gain) loss from derivative instruments, net	(23)	5	175	1,630
Gain from issuance of securities by affiliated companies	(39)	-	-	-
Loss (gain) on sale of investments in affiliated companies	4	(45)	3	28
Foreign currency adjustments	2,200	3,566	(752)	(7,003)
Accrual for pension and severance costs, net payments	857	(942)	(9,352)	(87,084)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(1,004)	(3,559)	(15,132)	(140,907)
Decrease (increase) in inventories	1,714	(5,959)	(3,254)	(30,301)
Increase in notes and accounts payable	3,677	5,699	968	9,014
(Decrease) increase in accrued income taxes	(3,436)	876	2,303	21,445
Other	(3,863)	2,601	396	3,687

Net cash provided by operating activities	¥ 24,288	¥ 31,410	¥ 44,333	$ 412,822

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31,

	2003	2004	2005	2005

Cash flows from investing activities:
Additions to property, plant and equipment	¥ (21,715)	¥ (22,631)	¥ (37,257)	$ (346,932)
Proceeds from sales of property, plant and equipment	501	893	2,510	23,373
Purchases of marketable securities	(55)	(2,176)	(3)	(28)
Proceeds from sales of marketable securities	97	1,780	2,739	25,505
Investments in and advances to affiliated companies	(693)	(14,807)	-	-
Proceeds from sales of investments in affiliated companies	-	955	344	3,203
Acquisitions of consolidated subsidiaries, net of cash acquired	-	16,435	23	214
Payments for additional investments in subsidiaries	(672)	(1,057)	(12,103)	(112,701)
Other	(642)	(525)	(2,141)	(19,937)

Net cash used in investing activities	(23,179)	(21,133)	(45,888)	(427,303)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	8,844	11,204	(57,824)	(538,449)
Proceeds from issuance of long-term debt	5,527	0	2,868	26,706
Repayments of long-term debt	(16,272)	(7,774)	(4,442)	(41,363)
Proceeds from issuance of corporate bonds	-	30,873	-	-
Proceeds from issuance of new shares	-	-	60,133	559,950
Dividends paid	(1,271)	(1,910)	(2,388)	(22,237)
Other	(991)	101	(841)	(7,831)

Net cash (used in) provided by financing activities	(4,163)	32,494	(2,494)	(23,224)

Effect of exchange rate changes on cash and cash equivalents	(2,402)	(2,418)	768	7,152
Net (decrease) increase in cash and cash equivalents	(5,456)	40,353	(3,281)	(30,553)
Cash and cash equivalents at beginning of year	38,495	33,039	73,392	683,416

Cash and cash equivalents at end of year	¥ 33,039	¥ 73,392	¥ 70,111	$ 652,863

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacturing and marketing of i) small precision motors, which include spindle motors for computer hard disk drives, motors for CD-ROM and DVD drives, small precision fans and vibration motors for mobile phones; ii) mid-size motors, which are used in various electric household appliances, automobiles and industrial equipment; iii) machinery, which includes, power transmission equipment, board testers, semi-conductor manufacturing supplies, substrate inspection equipment, measuring equipment, card readers and factory automation systems. iv) electronic and optical components, which include camera shutters, camera lends units, encoders, switches, trimmer potentiometers, motor driven actuator units, optical pickup units, processing and precision plastic mold products. v) other products, which include auto parts, pivot assemblies and other services. Manufacturing operations are located primarily in Asia (China, Singapore, Thailand, Malaysia and the Philippines), and the Company has sales subsidiaries in Asia, North America and Europe.

The main customers for spindle motors are manufacturers of hard disk drives. NIDEC also sells its products to the manufacturers of various automation equipment, electric household appliances, home video game consoles, and telecommunication and audio-visual equipment.

2. Summary of significant accounting policies:

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conformity with accounting principles generally accepted in the United States of America. Significant accounting policies after reflecting adjustments for the above are as follows:

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

Index to Consolidated Financial Statements and Information

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

On occasion, a consolidated subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than NIDEC’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year when the change in interest transaction occurs. If reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence is in question), the transaction is accounted for as a capital transaction.

NIDEC does not hold any interests in variable interest entities, therefore does not provide the disclosure required by FIN No.46R.

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

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

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

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method to reflect the manner in which the machinery is used due to short product cycles and rapid technology changes by the Company, its Japanese subsidiaries and its Thai manufacturing subsidiary, which mainly produce high-end spindle motors for hard disk drives and are usually the first to commence production of new products, and on the straight-line method for foreign subsidiary companies (except for the Thai subsidiary manufacturing as described above ) at rates based on the estimated useful lives of the assets. Estimated useful lives range from 10 to 20 years for most spindle motor factories, from 7 to 60 years for factories to produce other products, 50 years for the head office and sales offices, from 2 to 22 years for leasehold improvement, and from 2 to 18 years for machinery and equipment.

Depreciation expense amounted to ¥12,862 million, ¥14,273 million, and ¥21,528 million ($200,466 thousand) for the years ended March 31, 2003, 2004, and 2005, respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Lease-

NIDEC adopted SFAS No.13 “Accounting for Leases” (“SFAS No. 13”). Under SFAS No. 13, NIDEC recorded in a property, plant and equipment and a lease obligation as a capital lease.

Goodwill -

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize impairment.

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

Revenue recognition -

NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assumed. For motors, these criteria are generally met at the time product is delivered to the customers’ site. Revenue for machinery and equipment sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns.

Research and development expenses-

Research and development expenses are charged to operations as incurred.

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥139 million, ¥149 million, and ¥304 million ($2,831 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Earnings per share -

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

Stock-based compensation-

NIDEC followed the disclosure-only provisions of SFAS No. 148 - “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123 (Revised 2004)” and elected to apply Accounting Principle Board Opinion (“APB”) No. 25 in accounting for its stock-based compensation plans approved on May 14, 2003. Under APB No.25, no compensation expense was recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock.

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the years ended March 31, 2004 and 2005, if the fair value based method had been applied to.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions (except for pershare data)		U.S. dollars in thousands (except for per share data)
	For the year ended March 31		For the year ended March 31,
	2004	2005	2005
Net income, as reported	¥ 16,089	¥ 33,455	$ 311,528
Deduct:
Stock-based employee compensation cost	(680)	(194)	(1,806)

Pro forma net income	¥ 15,409	¥ 33,261	$ 309,722

Net income per share:
Basic-as reported	¥ 251.14	¥ 479.74	$ 4.47
Basic-pro forma	¥ 240.52	¥ 476.95	$ 4.44

Diluted-as reported	¥ 241.53	¥ 456.58	$ 4.25
Diluted-pro forma	¥ 231.35	¥ 453.93	$ 4.23

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of cash flows for the years ended March 31, 2003 and 2004 to conform to the current year presentation. Such reclassifications have no effect on cash flows.

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 amends the guidance in ARB No. 43 Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage).  Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS 151 is effective for fiscal years beginning after June 15, 2005. NIDEC does not expect that adoption of SFAS 151 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS 123. SFAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. NIDEC has not yet fully evaluated the effect of SFAS 123R on its consolidated financial position, consolidated results of operations, or liquidity.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥107.39 = U.S. $1, the approximate current exchange rate at March 31, 2005, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2005.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

4. Acquisitions and dispositions:

NIDEC made no significant business acquisitions or disposal for the year ended March 31, 2003.

On October 1, 2003, NIDEC issued 582,990 shares of its common stock in exchange for common stock of Nidec-Shimpo Corporation (“NSCJ”), making NSCJ a wholly owned subsidiary of NIDEC. The shares were issued to NSCJ’s shareholders of record as of September 30, 2003, in an amount equal to 0.060 shares per share of NSCJ’s common stock. However, no shares were allotted to the shares of NSCJ’s common stock already held by NIDEC. The number of shares of NSCJ’s common stock transferred to NIDEC through the share exchange amounted to 9,716,516 shares. The number was reached by subtracting 10,284,000 shares of NSCJ’s common stock held by NIDEC from 20,000,516 total outstanding shares of NSCJ’s common stock.

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

Furthermore, in February 2004, NIDEC acquired 51.0 % of the stock of Sankyo Seiki Mfg. Co., Ltd. (“SNKC”). SNKC develops, manufactures and sells products relating to micro motors, optical pick-up units, automated teller machines, home appliances, factory automation systems and others. As a member of the NIDEC Group, SNKC will pursue synergies with the Company and its subsidiaries in various areas. SNKC became NIDEC’s 51.0 % owned subsidiary.

NIDEC previously accounted for those investments using the equity method of accounting and these step-up acquisitions are accounted for in accordance with SFAS 141. As a result of these acquisitions, NIDEC increased its ownerships in certain other affiliated companies accounted for by the equity-method. The results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. In addition, NIDEC made other step-up acquisitions in NCEL, NCPL, SNKC and other affiliated companies other than those discussed above. Those step-up acquisitions during the year amounted to ¥32,132 million in aggregate.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Total cash consideration was ¥32,132 million allocated ¥6,161 million for NCPL, ¥694 million for NCEL and ¥25,277 million for SNKC, respectively. NIDEC acquired an additional 3,673,100 shares in NCPL, 364,000 shares in NCEL and 40,171,995 shares in SNKC, respectively.

NIDEC did not recognize contingent payments, options, or commitments specified in the acquired to each major asset and liability caption of the acquired entity at the acquisition date.

NIDEC made no significant business acquisitions or disposal for the year ended March 31, 2005.

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2003 and 2004, as if the acquisition in these companies had occurred on April 1, 2002. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions
	For the year ended March 31 (Unaudited)
	2003	2004

Pro forma net sales	¥ 402,131	¥ 494,196
Pro forma net income	5,828	1,406

	Yen
Pro forma net income per common share
－basic	¥ 91.68	¥ 21.95
－diluted	87.64	21.79

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC described the allocation to separately disclose individually. The assets acquired and liabilities assumed on consolidation are as follows:

	Yen in millions
	March 31, 2004
	NCEL	NCPL	SNKC	TOTAL
Cash and cash equivalents	¥ 6,413	¥ 10,141	¥ 32,013	¥ 48,567
Accounts receivable	6,099	18,899	28,190	53,188
Inventories	2,621	6,603	14,759	23,983
Other current assets	698	1,953	2,653	5,304
Property, plant and equipment	5,367	14,382	20,792	40,541
Goodwill	865	13,440	9,007	23,312
Other non-current assets	1,218	13,476	4,755	19,449

Total assets acquired	23,281	78,894	112,169	214,344

Short-term borrowings and current portion of long-term debt	(901)	(26)	(11,725)	(12,652)
Accounts payable	(2,593)	(13,558)	(22,017)	(38,168)
Other current liabilities	(2,752)	(4,851)	(8,180)	(15,783)
Long-term debt	(6)	(44)	(3,104)	(3,154)
Other non-current liabilities	(1,594)	(16,761)	(6,786)	(25,141)

Total liabilities assumed	(7,846)	(35,240)	(51,812)	(94,898)

Minority interest	(6,897)	(14,078)	(21,880)	(42,855)
Investments in affiliated companies, net of accumulated losses of an affiliated company in excess of investment	(7,844)	(23,415)	(13,200)	(44,459)

Net assets acquired	¥ 694	¥ 6,161	¥ 25,277	¥ 32,132

The ¥23,312 million of goodwill was assigned to each operating segments described as below.

Yen in Millions
March 31, 2004
NCJ	¥ 22,465
NCPL	312
NTSC	156
NSBC	156
NCEL	78
NSCJ	78
SNKC	67

¥ 23,312

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC finalized our purchase price allocation for the acquisition completed in the fourth quarter of 2004 related to intangible assets and plant & equipment. In this regard, we had engaged an external appraisal firm and updated our purchase price allocation as appropriate.

NIDEC recognized the order or production backlogs in the robotic business assets as a valuable intangible assets, estimated approximately ¥61 million based on the analysis sing DCF method. And the trademark for music and royalty for the music software companies license were recognized as a valuable intangible assets, estimated approximately ¥1 million. SNKC had approximately 500 patents and 80 new utility models as of September 30, 2003. However, only three patents were contributing to earn revenues. NIDEC recognized these patents that were automatic ice making, IC card reader and automatic open/close system of toilet seat and cover as valuable intangible assets, estimated approximately ¥44 million on the analysis using RFR method. NIDEC transferred the total amounts of ¥106 million from goodwill account to other non-current assets account involving these valuable intangible assets.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

5. Goodwill and other intangible assets

Intangible assets subject to amortization are summarized as follows:

	Yen in millions				U.S dollars in thousands
	March 31				March 31,
	2004		2005		2005
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
Patent rights	¥ 56	¥ 22	¥ 70	¥ 22	$ 652	$ 205
Soft ware	1,087	672	1,688	768	15,718	7,152
Other	371	120	451	209	4,200	1,946
Total	¥ 1,514	¥ 814	¥ 2,209	¥ 999	$ 20,570	$ 9,303

Intangible assets acquired during the year ended March 31, 2005 totaled ¥758 million ($7,058 thousand) and primarily consist of patent right of ¥48 million ($447 thousand) and software of ¥646 million ($6,015 thousand).

The weighted average amortization period for patent rights and software are 8 years and 5 years, respectively.

Total amortization of intangible assets for the year ended March 31, 2005 amounted to ¥225 million ($2,095 thousand). Total non-depreciated intangible assets amounted to 19 million ($177 thousand).

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in Millions	U.S. dollars in thousands
2006	¥ 289	$ 2,691
2007	248	2,309
2008	193	1,797
2009	142	1,322
2010	83	773

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC have completed the annual impairment test for existing goodwill as required by SFAS No. 142. NIDEC have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The carrying amounts of goodwill by operating segment as of March 31, 2005 are as follows. Operating segment information is described at note No.25 (2).

	Yen in Millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
NCJ	¥ 27,136	¥ 39,970	$ 372,195
NCPL	312	312	2,905
NSCJ	81	81	754
NTSC	156	156	1,453
NCEL	78	78	726
SNKC	67	67	624
NSBC	248	-	-

	¥ 28,078	¥ 40,664	$ 378,657

There were changes in the allocation of goodwill by operating segment due to a share transfer within group companies as of March 31, 2004 and an addition of operating segment as of March 31, 2005.

The changes in the carrying amount of goodwill for the year ended March 31, 2005 are as follows:

	Yen in Millions	U.S. dollars in thousands
Balance as of April 1, 2004	¥ 28,078	$ 261,458
Acquired during the year	10,249	95,437
Termination of SNKC’s pension plan	2,337	21,762

Balance as of March 31, 2005	¥ 40,664	$ 378,657

The carrying amount of goodwill by operating segment as of March 31, 2004 was ¥27,136 million for the NCJ segment. The amount of goodwill acquired during the year ended March 31, 2005 was ¥12,834 million ($119,508 thousand). As a result of additional investments, it was ¥39,970 million ($372,195 thousand) for the NCJ segment.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

6. Supplemental cash flow information:

Cash payments for income taxes were ¥5,840 million, ¥4,088 million and ¥8,007 million ($74,560 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. Interest payments during the years ended March 31, 2003, 2004 and 2005 were ¥1,112 million, ¥856 million and ¥853 million ($7,943 thousand), respectively.

Capital lease obligations of ¥1,202 million, ¥550 million and ¥2,440 million ($22,721 thousand) were incurred for the years ended March 31, 2003, 2004 and 2005, respectively.

Conversions of convertible debt into common stock were ¥32 million, ¥5,020 million and ¥3,880 million ($36,130 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

7. Allowance for doubtful accounts:

An analysis of activity within the allowance for doubtful accounts relating to trade notes and accounts receivable and notes receivable for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2003	2004	2005	2005
Allowance for doubtful accounts at beginning of year	¥ 378	¥ 465	¥ 623	$ 5,801
Provision for doubtful accounts	381	226	281	2,617
Collection	(1)	(40)	(2)	(19)
Write-offs	(5)	(27)	(329)	(3,063)
Write-backs	(265)	(255)	(100)	(931)
Acquisition and other	-	294	3	28
Translation adjustment and other	(23)	(40)	8	74
Allowance for doubtful accounts at end of year	¥ 465	¥ 623	¥ 484	$ 4,507

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

8. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Finished goods	¥ 15,850	¥ 18,853	$ 175,556
Raw materials	10,267	12,688	118,149
Work in process	15,016	13,009	121,138
Project in progress	886	964	8,977
Supplies and other	3,226	3,448	32,107
	¥ 45,245	¥ 48,962	$ 455,927

9. Other current assets:

Other current assets as of March 31, 2004 and 2005 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Other receivable	¥ 6,199	¥ 3,399	$ 31,651
Deferred tax assets	2,973	3,855	35,897
Other	4,666	4,697	43,738
	¥ 13,838	¥ 11,951	$ 111,286

“Other” primarily consists of time deposit, prepaid expenses and other.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

10. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

Yen in millions
March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥ 83	¥ 0	¥ 5	¥ 78
Equity securities	8,450	9,473	162	17,761
Total	¥ 8,533	¥ 9,473	¥ 167	¥ 17,839
Securities not practicable to fair value
Equity securities	¥ 2,053

Yen in millions
March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥ 5	¥ 0	-	¥ 5
Equity securities	7,586	9,066	¥ 98	16,554
Total	¥ 7,591	¥ 9,066	¥ 98	¥ 16,559
Securities not practicable to fair value
Equity securities	¥ 1,936

U.S. dollars in thousands
March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$ 46	$ 0	-	$ 46
Equity securities	70,640	84,421	$ 912	154,149
Total	$ 70,686	$ 84,421	$ 912	$ 154,195
Securities not practicable to fair value
Equity securities	$ 18,028

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

At March 31, 2005, the contractual maturities of available-for-sale debt securities are summarized as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2005		March 31, 2005
	Cost	Fair value	Cost	Fair value
Due within 1 year	-	-	-	-
Due after 1 year to 5 years	¥ 5	¥ 5	$ 46	$ 46
Due after 5 years	-	-	-	-

	¥ 5	¥ 5	$ 46	$ 46

During the year ended March 31, 2003, 2004 and 2005, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥101 million, increased by ¥2,747 million and decreased by ¥195 million ($1,816 thousand), respectively.

Proceeds from sales of available-for-sale securities were ¥97 million, ¥1,780 million and ¥2,739 million ($25,505 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. On those sales, gross realized gains were ¥0 million, ¥778 million and ¥1,618 million ($15,067 thousand) and gross realized losses were ¥23 million, ¥2 million and ¥ - million, respectively.

Index to Consolidated Financial Statements and Information

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

The following table presents the gross unrealized losses on, and fair value of, our investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2005.

	Yen in millions		Yen in millions
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Debt securities	-	-	-	-
Equity securities	¥ 184	¥ (11)	¥ 451	¥ (87)

Total	¥ 184	¥ (11)	¥ 441	¥ (87)

	U.S. dollars in thousands		U.S. dollars in thousands
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Debt securities	-	-	-	-
Equity securities	$ 1,713	$ (102)	$ 4,200	$ (810)

Total	$ 1,713	$ (102)	$ 4,200	$ (810)

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

As of March 31, 2005, NIDEC determined that the decline in value for investment securities with unrealized losses shown in the above table is temporary in nature.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

11. Investments in and transactions with affiliated companies:

Summarized financial information for affiliated companies accounted for using the equity method, which is presented based on accounting principles generally accepted in the United States of America, is shown below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Current assets	¥ 5,375	¥ 4,285	$ 39,901
Non-current assets	6,502	5,199	48,413
Total assets	¥ 11,877	¥ 9,484	$ 88,314
Current liabilities	¥ 5,114	¥ 3,671	$ 34,184
Long-term liabilities	1,637	1,036	9,647
Shareholders’ equity	5,126	4,777	44,483
Total liabilities, minority interest and shareholders’ equity	¥ 11,877	¥ 9,484	$ 88,314
NIDEC’s share of shareholders’ equity	¥ 1,301	¥ 1,431	$ 13,325
NIDEC’s investment in equity-method affiliates	¥ 2,116	¥ 1,717	$ 15,988
Loan receivable from affiliated companies	¥ 143	¥ 148	$ 1,379
Number of affiliated companies at end of period	7	4

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

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,

	2003	2004	2005	2005
Net revenues	¥ 86,258	¥ 156,818	¥ 10,319	$ 96,089
Gross profit	¥ 15,785	¥ 22,291	¥ 1,088	$ 10,131
Net income	¥ 3,225	¥ 5,069	¥ 45	$ 419
NIDEC’s share of net income	¥ 1,472	¥ 2,308	¥ (17)	$ (158)
Amortization/ adjustments	(6)	214	(17)	(159)
Equity income (loss)	¥1,466	¥ 2,522	¥ (34)	$ (317)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

As of March 31, 2003, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NCPL (46.77%) and NCEL (43.94%).

As of March 31, 2004, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NTN-Nidec (Zhejiang) Corporation (“NNSC”) (40.00%) and Nidec Development Philippines Corporation (“NDF”) (39.99%). The significant decrease in carrying amount of the investment in equity method affiliates is due to NCPL and NCEL becoming consolidated subsidiaries.

As of March 31, 2005, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NNSC (40.00%) and NDF (39.99%).

Certain affiliated companies accounted for using the equity method with carrying amounts of ¥226 million (1 company; Seijin-Sankyo Control Devices Co., Ltd.) as of March 31, 2004 and ¥261 million ($2,430 thousand) (1 company, Seijin-Sankyo Control Devices Co., Ltd.) as of March 31, 2005 were quoted on various established stock markets at an aggregate market capitalization of ¥374 million and ¥432 million ($4,023 thousand), respectively. Seijin-Sankyo Control Devices Co., Ltd. has become an affiliated company accounted for using the equity method. This was because Sankyo Seiki Mfg. Co., Ltd. (“SNKC”) has become consolidated subsidiary on February 2004.

For the year ended March 31, 2004, net revenue, gross profit, net income and other incomes, described above table, increased mainly due to these incomes of Sankyo Seiki Mfg. Co., Ltd. and its subsidiaries until February 2004 when these companies became NIDEC’s consolidated subsidiaries.

For the year ended March 31, 2005, net revenue, gross profit, net income and other incomes, described above table, largely decreased. This was mainly due that these income of NCPL, NCEL, SNKC and their subsidiaries until January and February 2004, when this companies became NIDEC’s consolidated subsidiaries, was included in the amounts for the year ended March 31, 2004 described above table.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Trade notes and accounts receivable	¥ 167	¥ 201	$ 1,872
Trade notes and accounts payable	522	831	7,738

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Sales of products	¥ 714	¥ 1,166	¥ 270	$ 2,514
Purchases of goods	1,975	2,088	2,870	26,725

For the year ended March 31, 2004, sales of products according to transactions with affiliated companies increased mainly due to sales of Nidec Logistics Corporation, called “Sankyo Ryutsu Kogyo Co., Ltd.” until March 31, 2004, which was NIDEC’s consolidated subsidiaries, transacted with Sankyo Seiki Mfg. Co., Ltd. and its subsidiaries, which were NIDEC’s affiliated companies accounted for using the equity method until February 2004.

At the same time, purchases of goods according to transactions with affiliated companies slightly increased. Purchases of goods decreased because Nidec Corporation shifted the supplier from Nidec Copal Philippines Corporation, which was NIDEC’s affiliated company until February 2004, to Nidec (Dongguan) Corporation, which was NIDEC’s consolidated subsidiary for the year ended March 31, 2004. On the other hand, the purchases increased because of an increase in the transaction with NNSC. NNSC manufactured a sintered-alloy-based fluid dynamic bearing unit, used in NIDEC’s fluid dynamic bearing motor for hard disk drives.

For the year ended March 31, 2005, sales of products according to transactions with affiliated companies largely decreased mainly due to the exclusion in the sales to NCPL, NCEL, SNKC and their subsidiaries which became NIDEC’s consolidated subsidiaries on January and February 2004.

At the same time, purchases of goods according to transactions with affiliated companies increased compared to the last fiscal year ended March 31, 2004, mainly due to an increase in the transaction with NNSC.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2003, 2004 and 2005 were ¥499 million, ¥515 million and ¥33 million ($307 thousand), respectively.

In August 1999, NCPL issued unsecured 1.56% bonds, to the Company with detachable warrants. As of March 31, 2003, the Company holds the ex-warrant bonds at cost in the amount of ¥499 million, included in “Investments in and advances to affiliated companies” in the consolidated balance sheets. The bonds reached maturity date on August 2003.

Loan receivables from affiliated companies accounted for by the equity method were ¥143 million and ¥148 million （$1,379 thousand) as of March 31, 2004 and 2005, respectively.

12. Other non-current assets:

Other non-current assets as of March 31, 2004 and 2005 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Deferred tax assets	¥ 11,088	¥ 7,374	$ 68,666
Other	3,742	5,626	52,388

	¥ 14,830	¥ 13,000	$ 121,054

“Other” primarily consists of other investments and other assets.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2004 and 2005consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Loans, principally from banks with average interest at March 31, 2004 of 0.671% and at March 31, 2005 of 0.887% per annum, respectively	¥ 86,636	¥ 28,478	$ 265,183

At March 31, 2005, NIDEC had unused lines of credit amounting to ¥123,553 million ($1,150,507 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Long-term debt at March 31, 2004 and 2005 comprises the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Secured loans, representing obligations principally to banks Due 2005 to 2006 in 2004 with interest ranging from 2.125% to 3.25% per annum in 2004	¥ 544	¥ -	$ -
Unsecured loans, representing principally to banks Due 2004 to 2026 in 2004 with interest ranging from 0.00% to 6.80% per annum in 2004 Due 2005 to 2026 in 2005 with interest ranging from 0.00% to 6.80% per annum in 2005	3,895	4,648	43,281
Unsecured 0.8% convertible bonds ,due 2006 2004: Convertible currently at ¥6,842 ($65) for one common share, redeemable before due date 2005: Convertible currently at ¥6,798 ($63) for one common share, redeemable before due date	9,274	5,394	50,228
Zero coupon 0.0% convertible bonds, due 2008 2004: Convertible currently at ¥13,905 ($132) for one common share, redeemable before due date 2005: Convertible currently at ¥13,828 ($129) for one common share, redeemable before due date *1	30,818	30,638	285,297
Long-term capital lease obligations Due 2005 to 2016 in 2004, with interest from 0.7% to 6.0% per annum in 2004 Due 2005 to 2016 in 2005, with interest from 1.0% to 6.0% per annum in 2005	3,147	5,646	52,575

	47,678	46,326	431,381
Less - Current portion due within one year	(2,653)	(8,493)	(79,086)

	¥ 45,025	¥ 37,833	$ 352,295

*1: The yen denominated zero coupon convertible bonds with stock acquisition rights due 2008, which are listed at London Stock Exchange, were issued on October 17, 2003, and are redeemable at 100% of face value on October 17, 2008 (maturity date). The face value of the bonds was ¥30,000 million ($279,356 thousand) and the issue price was 100.00% of the face value.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions	U.S. dollars in thousands
2006	¥ 8,493	$ 79,086
2007	4,216	39,259
2008	1,868	17,394
2009	31,274	291,219
2010	348	3,240
2011 and thereafter	¥ 127	$ 1,183

At March 31, 2005, lands with book value of ¥330 million ($3,073 thousand), and buildings with book value of ¥196 million ($1,825thousand), respectively, were mortgaged as collateral for borrowings from banks.

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

14. Other current liabilities:

Other current liabilities as of March 31, 2004 and 2005 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Accrued expenses	¥ 12,096	¥ 12,945	$ 120,542
Income taxes payable	3,790	6,129	57,072
Other	8,201	9,206	85,725

	¥ 24,087	¥ 28,280	$ 263,339

“Other” primarily consists of payable for property, plant and equipment, and other.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

15. Pension and severance plans:

The Company and certain subsidiaries sponsor pension and retirement plans, which entitle employees, under most circumstances, to lump-sum indemnities or pension payments based on current rates of pay and length of service. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits upon involuntary retirement, including retirement at the mandatory retirement age. With respect to directors’ resignations, lump-sum severance indemnities are calculated by using a similar formula and are subject to approval of the shareholders.

Employees in Japan are members of contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law (JWPIL). The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the noncontributory pension plans. The pension benefits are determined based on years of service and the compensation amounts as stipulated in the aforementioned regulations, and are payable, at the option of the retiring employee, as a monthly pension payment or as a lump-sum payment. The contributions to the plans are funded with several financial institutions in accordance with applicable laws and regulations.

The Company and certain subsidiaries and affiliates have maintained the employees’ pension fund (EPF) pursuant to JWPIL. The EPF consisted of two tiers, “Substitutional Portion”, in which the EPF, in lieu of the government’s social insurance program, collected contributions, funded them and paid benefits to the employees with respect to the pay-related portion of the old-age pension benefits prescribed by JWPIL, and “Corporate Portion” which was established at the discretion of each employer.

In June 2001, the Corporate Defined Benefit Pension Plan Law was enacted and allows any EPF to terminate its operation relating to “Substitutional Portion” that in the past an EPF had operated and managed in lieu of the government, subject to approval from the Japanese Minister of Health, Labor and Welfare. In December 2004, The Company obtained the approval from the Minister for the exemption from benefit payments related to employee services of “Substitutional Portion”. In March 2005, The Company completed the transfer of the plan assets equivalent to “Substitutional Portion” to the government.

NIDEC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF. EITF Issue No. 03-02 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of a substitutional portion of EPF and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the accumulated benefit obligation and the assets required to be transferred to the government was accounted for and separately disclosed as a subsidy.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

And a proportionate amount of net unrecognized gain or loss related to the entire EPF and difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF were recognized as a settlement gain or loss.

In addition, during the year ended March 31, 2005, certain subsidiaries in Japan transferred or terminated their defined benefit pension plans.

Nissin Kohki Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd. transferred their defined benefit plans to defined contribution plans in June 2004 and December 2004, respectively.

Nidec Copal Corporation determined to terminate its EPF on January 28, 2005 and received approval of the termination on February 25, 2005. Upon this approval, Nidec Copal Corporation completed the termination process on March 2005 and the gain on the termination was recognized in the current fiscal period.

The accounting for these transitions and termination were in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

While NIDEC has no legal obligation, the Company and certain subsidiaries provided lump-sum severance benefits for retirement of directors and corporate auditors. The allowance for the payment had been accrued, based on the estimated cost of the severance plan, which had not been funded.

However, NIDEC decided to terminate its severance plan during this year. After the payment of the allowance as of March 31, 2005 for the benefit corresponding to their term of office up to the terminal date subject to approval of the shareholders, NIDEC will provide directors and corporate auditors with remuneration that better reflects the annual performance and results of the companies, rather than length of service of individuals.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC uses a December 31 measurement date for its pension plans. Information regarding NIDEC’s employees’ defined benefit plans is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Change in benefit obligation:
Benefit obligation at beginning of year	¥ 14,331	¥ 42,971	$ 400,140
Service cost	676	1,106	10,299
Interest cost	211	876	8,157
Plan participants’ contributions	102	-	-
Actuarial loss (gain)	(801)	960	8,939
Acquisition and other	31,473	15	139
Projected benefit obligation settled due to the separation of substitutional portion	-	(3,130)	(29,146)
Curtailment	(101)	(1,842)	(17,152)
Settlement	(1,859)	(24,254)	(225,850)
Foreign currency exchange rate changes	(15)	9	84
Benefits paid	(1,046)	(1,607)	(14,964)

	42,971	15,104	140,646

Change in plan assets:
Fair value of plan assets at beginning of year	4,137	14,474	134,780
Actual return on plan assets	236	444	4,134
Employer contribution	419	984	9,163
Acquisition and other	10,149	35	326
Assets transferred to the government due to the separation of substitutional portion	-	(1,740)	(16,203)
Curtailment/Settlement	(135)	(8,154)	(75,929)
Plan participants’ contributions	102	-	-
Foreign currency exchange rate changes	-	2	19
Benefits paid	(434)	(926)	(8,623)

Fair value of plan assets at end of year	14,474	5,119	47,667

Funded status	28,497	9,985	92,979
Unrecognized actuarial loss	(1,351)	(524)	(4,880)
Unrecognized prior service cost	690	628	5,848

	¥ 27,836	¥ 10,089	$ 93,947

Amounts included in the consolidated balance sheets are comprised of:
Accrued pension and severance costs	¥ 27,914	¥ 10,224	$ 95,204
Accumulated other comprehensive income	(78)	(135)	(1,257)

Net amounts recognized	¥ 27,836	¥ 10,089	$ 93,947

The accumulated benefit obligation for all defined benefit pension plans were ¥40,832 and ¥14,211 million ($132,331 thousand) for the year ended March 31, 2004 and 2005, respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Projected benefit obligations	¥ 41,574	¥ 15,067	$140,302
Accumulated benefit obligations	39,435	14,174	131,986
Fair value of plan assets	14,239	5,082	47,323

Weighted-average assumptions used to determine benefit obligations as of March 31, 2004 and 2005 are as follows:

	March 31
	2004	2005
Discount rate	1.0-2.3%	1.0-2.5%
Rate of compensation increase	0.0-6.2%	0.0-3.5%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2003, 2004 and 2005 are as follows:

For the year ended
March 31
	2003	2004	2005
Discount rate	2.0-2.7%	1.0-2.0%	1.0-2.3%
Expected return on plan assets	1.0-3.0%	1.0-2.0%	0.8-3.5%
Rate of compensation increase	1.5-3.9%	1.5-3.9%	0.0-6.2%

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Components of net periodic (benefit) cost:
Service cost	¥ 649	¥ 850	¥ 1,106	$ 10,299
Interest cost	307	323	876	8,157
Expected return on plan assets	(109)	(132)	(387)	(3,604)
Amortization of unrecognized net actuarial loss	8	182	28	261
Amortization of net transition obligation	91	208	-	-
Amortization of unrecognized prior service cost	(62)	(93)	(62)	(577)
Settlement loss resulted from the transfer of the substitutional portion	-	-	39	363
Gains from curtailments	-	(101)	(1,842)	(17,152)
Gains from settlements	-	(358)	(6,735)	(62,716)

Net periodic pension cost	¥ 884	¥ 879	¥ (6,977)	$ (64,969)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Unrecognized prior service cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

The weighted-average asset allocations of our pension plans are as follows:

Assets Category	Asset allocation of pension plans
	Actual (%)		Target (%)
	March 31, 2004	March 31, 2005	March 31, 2006
Equity securities	21	25	25
Debt securities	5	23	23
Property, plant and equipment	-	-	-
Others	74	52	52

Total	100	100	100

Our benefit plan committee establishes investment policies and strategies and regularly monitors the performance of the plan’s funds. Our current investment policy with respect to pension assets is to keep them at a stable condition by increasing low-risk portfolio rather than high-risk securities.

NIDEC expects to contribute approximately ¥739 million ($6,881 thousand) to its defined benefit plans for the year ending March 31, 2006.

The future benefit payments for defined benefit plans are expected as follows:

Years ending March 31,	Yen in Millions	U.S. dollars in thousands
2006	¥ 944	$ 8,790
2007	1,045	9,731
2008	1,034	9,628
2009	931	8,669
2010	1,034	9,628
Years 2011-2015	4,285	39,901

Certain subsidiaries have a number of defined multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥24, ¥24 and ¥188 million ($1,751 thousand) for the year ended March 31, 2003, 2004 and 2005, respectively and NIDEC expects to contribute approximately ¥194 million ($1,806 thousand) for the year ending March 31, 2006.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥0, ¥92 and ¥244 million ($2,272 thousand) for the year ended March 31, 2003, 2004 and 2005, respectively and NIDEC expects to contribute approximately ¥958 million ($8,921 thousand) for the year ending March 31, 2006.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The accounting for the settlement for a substitutional portion of EPF at The Company in accordance with EITF Issue No. 03-02 are as follows:

	March 31, 2005
	Yen in Millions	U.S. dollars in thousands
Accumulated benefit obligations for a substitutional portion of EPF	¥ 3,130	$ 29,146
Related government-specified portion of plan assets of EPF transferred to the government	1,740	16,203
Subsidy	1,390	12,943
Proportionate amount of net unrecognized loss related to the entire EPF	(39)	(363)
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF	-	-
Periodic pension costs related to the settlement for a substitutional portion of EPF	(39)	(363)
Net settlement gain for a substitutional portion of EPF	1,351	12,580

Subsidy was all included as a reduction of selling, general, and administrative expenses (“SG&A expenses”), and periodic pension costs related to the settlement for a substitutional portion of EPF was allocated ¥17 million ($158 thousand) into cost of sales and ¥22 million ($205 thousand) into SG&A expenses in the Consolidated Statements of Income.

16. Other long-term liabilities:

Other long-term liabilities as of March 31, 2004 and 2005 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Deferred tax liabilities	¥ 1,223	¥ 817	$ 7,608
Long-term accrued liabilities	-	7,554	70,342
Other	1,831	3,967	36,940

	¥ 3,054	¥ 12,338	$ 114,890

“Other” primarily consists of revenue received in advance, and other.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

17. Shareholders’ equity:

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

In June 2004, the Company issued 5,620,000 shares of common stock in a public offering in Japan, and received proceeds in the amount of ¥59,954 million ($558,283 thousand).

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥34,482 million and ¥43,401 million ($404,144 thousand) for the year ended March 31, 2004 and 2005, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings for the year ended March 31, 2005 includes amounts representing final cash dividends of ¥1,781 million ($16,584 thousand), ¥25 ($0.23) per share, which were approved at the shareholders’ meeting held on June 23, 2005.

Retained earnings include ¥2,332 million relating to equity in undistributed earnings as of March 31, 2003 but as of March 31, 2004 and 2005, reflect ¥431 million and ¥433 million ($4,032 thousand) of accumulated deficit of the companies accounted for by the equity method.

Detailed components of accumulated other comprehensive income at March 31, 2003, 2004 and 2005 and the related changes, net of taxes, for the years ended March 31, 2003, 2004 and 2005 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2002	¥ (1,401)	¥ 326	¥ (10)	¥ (1,085)
Other comprehensive income (loss)	(4,289)	(101)	(1,912)	(6,302)

Balance at March 31, 2003	(5,690)	225	(1,922)	(7,387)
Other comprehensive income (loss)	(5,785)	2,747	1,890	(1,148)

Balance at March 31, 2004	(11,475)	2,972	(32)	(8,535)
Other comprehensive income (loss)	2,009	(195)	(24)	1,790

Balance at March 31, 2005	¥ (9,466)	¥ 2,777	¥ (56)	¥ (6,745)

	U.S. dollars in thousands
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2004	$ (106,854)	$ 27,675	$ (298)	$ (79,477)
Other comprehensive income (loss)	18,708	(1,816)	(223)	16,669

Balance at March 31, 2005	$ (88,146)	$ 25,859	$ (521)	$ (62,808)

The minimum pension liability adjustment shown in the above table relates to two consolidated subsidiaries.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2003:
Foreign currency translation adjustments	¥ (4,175)	¥ (114)	¥ (4,289)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	(1,762)	740	(1,022)
Less: reclassification adjustment primarily for other than temporary losses included in net income	1,583	(662)	921
Minimum pension liability adjustment	(3,528)	1,616	(1,912)
Other comprehensive income (loss)	¥ (7,882)	¥ 1,580	¥ (6,302)

For the year ended March 31, 2004:
Foreign currency translation adjustments	¥ (5,769)	¥ (16)	¥ (5,785)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	5,410	(2,218)	3,192
Less: reclassification adjustment primarily for other than temporary losses included in net income	(765)	320	(445)
Minimum pension liability adjustment	3,202	(1,312)	1,890
Other comprehensive income (loss)	¥ 2,078	¥ (3,226)	¥ (1,148)

For the year ended March 31, 2005:
Foreign currency translation adjustments	¥ 1,971	¥ 38	¥ 2,009
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	1,326	(544)	782
Less: reclassification adjustment primarily for other than temporary losses included in net income	(1,586)	609	(977)
Minimum pension liability adjustment	(55)	31	(24)
Other comprehensive income (loss)	¥ 1,656	¥ 134	¥ 1,790

	U.S. dollars in thousands
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2005:
Foreign currency translation adjustments	$ 18,354	$ 354	$ 18,708
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	12,348	(5,066)	7,282
Less: reclassification adjustment primarily for other than temporary losses included in net income	(14,769)	5,671	(9,098)
Minimum pension liability adjustment	(512)	289	(223)
Other comprehensive income (loss)	$ 15,421	$ 1,248	$ 16,669

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

18. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vest and become exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($68.44) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 7,350	$ 68.44
Exercised	0	7,350	68.44
Canceled	105	7,350	68.44

Balance at March 31, 2004:	2,862	7,350	68.44
Exercised	439	7,350	68.44
Canceled	61	7,350	68.44

Balance at March 31, 2005:	2,362	7,350	68.44

The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, for the accounting of its stock-based compensation plans. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

The fair value of option was ¥3,499 ($32.58) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the year ended March 31, 2004
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

19. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Income before income taxes:
The Company and domestic subsidiaries	¥ 2,069	¥ 2,069	¥ 34,725	$ 323,354
Foreign subsidiaries	8,842	17,570	22,565	210,122

	¥ 10,911	¥ 19,639	¥ 57,290	$ 533,476

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Current income tax expense:
The Company and domestic subsidiaries	¥ 1,629	¥ 3,490	¥ 8,471	$ 78,881
Foreign subsidiaries	775	1,474	1,839	17,124

Total current	2,404	4,964	10,310	96,005

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	(1,082)	321	2,292	21,343
Foreign subsidiaries	(269)	139	245	2,281

Total deferred	(1,351)	460	2,537	23,624

Total provision	¥ 1,053	¥ 5,424	¥ 12,847	$ 119,629

The low effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2005 are mainly due to a net decrease in valuation allowance.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% in 2003 and 2004, and 41.0% in 2005. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2003	2004	2005
Statutory tax rate	42.0%	42.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(32.2)	(28.2)	(12.7)
Tax on undistributed earnings	4.5	5.0	2.6
Valuation allowance	(6.5)	8.8	(10.2)
Other	1.9	0.0	1.7

Effective income tax rate	9.7%	27.6%	22.4%

The effective income tax rate for the year ended March 31, 2005 was lower compared to the effective income tax rate for the year ended March 31, 2004. This was mainly because the valuation allowance for the year ended March 31, 2005 decreased primarily due to a decrease in the loss carryforwards for tax purposes as a result of the recovery in profitability of Sankyo Seiki Mfg. Co. Ltd. after the date of acquisition. The impact on the rates of tax benefit in foreign subsidiaries decreased due to a drop in the ratio of income as a result of the addition of Sankyo Seiki Mfg. Co. Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation as consolidated subsidiaries which operate primarily in Japan.

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries mainly in Thailand, Singapore and the Philippines. In Thailand, NIDEC received privileges under the promotional certificates issued in April 1995, August 1997, May 1999, July 1999, October 1999 and August 2000. Under these privileges, NIDEC received an exemption from corporate income tax for a period of three to seven years from the date of commencement of certain revenue-generating activities identified by the promotional certificate. In Singapore, NIDEC has been granted pioneer status for a period of ten years, commencing in April 1996. The pioneer status exempts NIDEC from income tax. In the Philippines, NIDEC received certain tax incentives in March 1997, which included an income tax holiday for six years. In March 2003 the income tax holiday was extended for one year. In March 2004 NIDEC received another income tax holiday of a new project for four years.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The aggregate dollar and per share effects of the tax holidays are as follows:

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2003	2004	2005	2005
Aggregate amounts of tax holidays		¥ 1,269	¥ 2,896	¥ 3,647	$ 33,960

		Yen			U.S. dollars
Per share	－ basic	¥ 19.96	¥ 45.21	¥ 52.30	$ 0.49
	－ diluted	¥ 18.88	¥ 43.34	¥ 49.71	$ 0.46

On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax for companies, effective April 2004. As a result, the normal statutory corporate income tax rate in Japan was decreased from 42% to approximately 41% from April 2004. Our tax rates used for the current and non-current deferred assets and liabilities on March 31, 2003 were 42% and 40%, respectively. On March 31, 2004, we changed both of the rates to 41%. The amounts affected by the rate change were a decrease of ¥43 million ($407 thousand) at the net current deferred tax assets and an increase of ¥115 million ($1,088 thousand) at the net non-current deferred tax assets last year.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005
Deferred tax assets:
Inventories	¥ 2,882	¥ 2,812	$ 26,185
Marketable securities	-	-	-
Property, plant and equipment	4,458	3,995	37,201
Accrued bonus	1,905	1,990	18,530
Accrued enterprise tax	352	882	8,213
Pension and severance plans	12,816	8,865	82,549
Operating loss carryforwards for tax purposes	13,951	7,716	71,850
Foreign tax credit	2,806	2,032	18,922
Other	(4,344)	(1,470)	(13,687)

Gross deferred tax assets	34,826	26,822	249,763
Less - Valuation allowance	(20,765)	(15,593)	(145,200)

Net deferred tax assets	14,061	11,229	104,563

Deferred tax liabilities:
Basis difference of acquired assets	(2,929)	(3,230)	(30,078)
Undistributed earnings not permanently reinvested	(2,185)	(1,934)	(18,009)
Maketable securities	(2,453)	(2,559)	(23,829)
Other	6,258	6,840	63,693

Gross deferred tax liabilities	(1,309)	(883)	(8,223)

Net deferred tax assets	¥ 12,752	¥ 10,346	$ 96,340

Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2005 amounted to approximately ¥21,510 million ($200,298 thousand) and are available as an offset against future taxable income of such subsidiaries.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2003, 2004 and 2005 consist of the following:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2003	2004	2005	2005
Valuation allowance at beginning of year	¥ (4,319)	¥ (3,607)	¥ (20,765)	$ (193,361)
Additions	-	(1,726)	-	-
Deductions	712	-	5,172	48,161
Impact of acquisition of companies	-	(15,432)	-	-

Valuation allowance at end of year	¥ (3,607)	¥ (20,765)	¥ (15,593)	$ (145,200)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2004	2005	2005

Deferred tax assets:
Other current assets	¥ 2,973	¥ 3,855	$ 35,897
Other non-current assets	11,088	7,374	68,666
Deferred tax liabilities:
Other current liabilities	(86)	(66)	(615)
Other long-term liabilities	(1,223)	(817)	(7,608)

Net deferred tax assets	¥ 12,752	¥ 10,346	$ 96,340

Management of NIDEC intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥41,482 million ($386,274 thousand) as of March 31, 2005. NIDEC estimates an additional deferred tax liability of ¥6,826 million ($63,563 thousand) would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

20. Reconciliation of the differences between basic and diluted earnings per share:

Basic and diluted earnings per share as well as the number of shares in the following table retroactively reflect the effect of the two-for-one stock split that became effective on May 19, 2000.

Reconciliation of the differences between basic and diluted earnings per share for the years ended March 31, 2003, 2004, and 2005 is as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2003:
Basic net income per share
Net income available to common shareholders	¥ 10,680	63,565	¥ 168.01
Effect of dilutive securities
Convertible bonds	64	3,658
Diluted net income per share
Net income for computation	¥ 10,744	67,223	¥ 159.82
For the year ended March 31, 2004:
Basic net income per share
Net income available to common shareholders	¥ 16,089	64,063	¥ 251.14
Effect of dilutive securities
Convertible bonds	50	2,755
Diluted net income per share
Net income for computation	¥ 16,139	66,818	¥ 241.53
For the year ended March 31, 2005:
Basic net income per share
Net income available to common shareholders	¥ 33,455	69,735	¥ 479.74	$ 4.47
Effect of dilutive securities
Unsecured 0.8% convertible bonds	42	1,294
Zero coupon 0.0% convertible bonds	-	2,232
Securities of a subsidiary	(2)	-
Stock option	-	99
Diluted net income per share
Net income for computation	¥ 33,495	73,360	¥ 456.58	$ 4.25

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). Pro forma effect of the stock split is as follows:

UNAUDITED
	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2005:
Basic net income per share
Net income available to common shareholders	¥ 33,455	139,470	¥ 239.87	$ 2.23
Effect of dilutive securities
Unsecured 0.8% convertible bonds	42	2,589
Zero coupon 0.0% convertible bonds	-	4,463
Securities of a subsidiary	(2)	-
Stock option	-	197
Diluted net income per share
Net income for computation	¥ 33,495	146,719	¥ 228.29	$ 2.13

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

21. Financial instruments:

NIDEC manages the exposure of its financial assets and liabilities to interest rate and foreign exchange rate movements through the use of derivative financial instruments which include foreign exchange forward contracts, foreign currency option agreements, interest rate swap agreements and interest rate cap agreements. These financial instruments are executed with creditworthy financial institutions, and substantially all foreign currency contracts are denominated in U.S. dollars. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations and elements of credit risk in the event that the counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, NIDEC’s risk is limited to the fair value of the instrument. Although NIDEC may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to NIDEC’s financial instruments represent, in general, international financial institutions. Additionally, NIDEC does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, NIDEC believes that the overall credit risk related to its financial instruments is insignificant.

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions
	March 31, 2004
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 73,392	¥ 73,392
Short-term investments	959	959
Short-term loan receivable	185	185
Marketable securities	17,839	17,839
Long-term loan receivable	463	475
Short-term borrowings	(86,636)	(86,636)
Long-term debt including the current portion and excluding capital lease obligation	(44,531)	(53,043)
Foreign exchange forward contracts	84	84
Interest rate swap agreements	(54)	(54)
Interest rate cap agreements	(34)	(34)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	March 31, 2005		March 31, 2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 70,111	¥ 70,111	$ 652,863	$ 652,863
Short-term investments	852	852	7,934	7,934
Short-term loan receivable	374	374	3,483	3,483
Marketable securities	16,559	16,559	154,195	154,195
Long-term loan receivable	499	504	4,647	4,693
Short-term borrowings	(28,478)	(28,478)	(265,183)	(265,183)
Long-term debt including the current portion and excluding capital lease obligation	(40,680)	(49,462)	(378,806)	(460,583)
Foreign exchange forward contracts	(26)	(26)	(242)	(242)
Interest rate swap agreements	(46)	(46)	(428)	(428)
Interest rate cap agreements	(24)	(24)	(223)	(223)

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

Short-term borrowings: The fair value of short-term borrowings was estimated based on the discounted present value of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities as the discount rate. The fair value of short-term borrowings is therefore approximately the same as the carrying amount.

Long-term debt: The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Derivative financial instruments

Changes in the estimated fair value of foreign exchange forward contracts, determined by reference to the discounted present value of net cash flows, are recognized as “Gain (loss) on derivative instruments, net” in the consolidated statement of income. Gains from foreign exchange forward contracts were ¥23 million for the year ended March 31, 2003, losses from foreign exchange forward contracts were ¥5 million for the year ended March 31, 2004, and losses from foreign exchange forward contracts were ¥192 million ($1,788 thousand) for the year ended March 31, 2005. The contracted amounts outstanding on March 31, 2004 and 2005 were ¥6,318 million and ¥1,761 million ($16,398 thousand), respectively.

Interest rate swap and cap agreements, which mature from 2006 to 2009, were designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates on underlying debt instruments.

Changes in the fair value of interest rate swap agreements, which are estimated based on the discounted amounts of net future cash flows, are recognized as “Gain (loss) on derivative instruments, net” in the income statement. Loses from interest rate swap agreements were ¥2 million for the year ended March 31, 2004, and gains from interest rate swap agreements were ¥8 million ($74 thousand) for the year ended March 31, 2005. The aggregate notional amounts of the interest rate swap agreements on March 31, 2004 and 2005 were ¥2,200 million and ¥1,200 million ($11,174 thousand) pay fixed. No such agreements existed on March 31, 2003.

Interest rate cap agreements require the writer to pay the purchaser at specified future dates the amounts, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. The premiums paid for interest rate cap agreements purchased are included in “Prepaid expenses and other current assets” and “Other non-current assets” in the accompanying consolidated balance sheets. Differences between the premium paid and fair value of these contracts and subsequent changes in fair values of option prices, which are calculated based on Black-Scholes option-pricing model, are recognized as “Gain (loss) on derivative instruments, net” in the income statement. Gains from interest rate cap agreements were ¥1 million for the year ended March 31, 2004, and gains from interest rate cap agreements were ¥10 million ($93 thousand) for the year ended March 31, 2005. Both of the notional amounts of interest rate cap agreements on March 31, 2004 and 2005 were ¥2,500 million ($23,280 thousand). No such agreements existed on March 31, 2003.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

22. Related party transactions:

As of March 31, 2005, the president of the Company and a business entity indirectly owned by the president of the Company held 8.4 % and 6.2 % of the outstanding shares of the Company, respectively. There were no significant related party transactions other than described in Note 11 for the year ended March 31, 2005.

23. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
Class of property	2004	2005	2005
Machinery and equipment	¥ 6,266	¥ 8,834	$ 82,261
Other leased assets	433	724	6,742
Less - Accumulated amortization	(4,746)	(5,150)	(47,956)

	¥ 1,953	¥ 4,408	$ 41,047

Amortization expenses under capital leases for the years ended March 31, 2003, 2004 and 2005 were ¥694 million, ¥1,182 million and ¥1,923 million ($17,907 thousand), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2005 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2006	¥ 2,180	$ 20,300
2007	1,445	13,456
2008	1,262	11,751
2009	637	5,932
2010	344	3,203
2011 and thereafter	61	568

Total minimum lease payments	5,929	55,210
Less - Amount representing interest	(283)	(2,635)

Present value of net minimum lease payments	5,646	52,575
Less - Current obligations	(2,054)	(19,127)

Long-term capital lease obligations	¥ 3,592	$ 33,448

Rental expenses under operating leases for the years ended March 31, 2003, 2004 and 2005 were ¥272 million, ¥330 million and ¥368 million ($3,427 thousand), respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2005 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2006	¥ 174	$ 1,620
2007	118	1,099
2008	82	764
2009	31	289
2010	19	177
2011 and thereafter	446	4,152

Total minimum future rentals	¥ 870	$ 8,101

NIDEC is a lessor in operating leases for which a portion of the land, office and manufacturing facilities is leased over various terms. Rental revenues under operating leases for the years ended March 31, 2003, 2004 and 2005 were ¥30 million, ¥24 million and ¥46 million ($428 thousand), respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable term at March 31, 2005 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2006	¥ 40	$ 372
2007	36	335
2008	24	223
2009	21	196
2010	21	196
2011 and thereafter	19	177

Total minimum future rentals	¥ 161	$ 1,499

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment and other assets approximated ¥4,925 million ($45,861 thousand).

Contingencies -

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥682 million ($6,351 thousand) at March 31, 2005. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥298 million ($2,775 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

Besides NIDEC has guaranteed approximately ¥384 million ($3,576 thousand) of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥682 million ($6,351 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

On December 9, 2004, NEC Corporation (NEC) filed a lawsuit against the Company in Tokyo District Court claiming that NEC had a loss of ¥174 million ($1,620 thousand) accrued from unamortized equipment for its products and so on caused by stoppage of purchase of the products by the Company, and claiming that the Company has been liable to compensate NEC for the loss on the ground of the Company’s non-achievement of guaranteed purchase volume. The Company has argued against the claim that the Company has not guaranteed the purchase volume and there has been no reason to compensate the unamortized equipment cost. The Company also has argued that the reason of the stoppage of products purchase by the Company derives from non-achievement of scheduled cost reduction by NEC and therefore there is no reason for the Company to compensate the NEC’s claim. As this litigation started shortly before, The Company can’t prospect the result thereof. The details of the transaction are as follows; Since July 2000, the Company purchased from NEC the electric control units (ECU), assembled the ECU with the motors, and then supplied ECU-motor assembly to one customer for incorporation into its electric power steering (EPS). However, on October 2002, the Company were notified of stoppage of purchase of the ECU-motor assembly by the customer on the ground of non-achievement of scheduled cost reduction on the ECU. Therefore, the Company stopped the purchase of the ECU from NEC. From the fact that the Company continues to supply the motor to the customer even after the stoppage of the purchase of ECU-motor assembly by the customer, the Company is sure that the stoppage of purchase of ECU-motor assembly by the customer is not caused by the problem of the motor.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Concentration of risk -

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s six largest customers represented approximately 41%, 40%, and 29% of consolidated net sales for the years ended March 31, 2003, 2004, and 2005, respectively. Sales to NIDEC’s largest customer were approximately 16%, 14%, and 8% of consolidated net sales for the years ended March 31, 2003, 2004 and 2005, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2004, the six largest customers with the outstanding accounts receivable balances totaled ¥23,625 million, or 24% of the gross accounts receivable, compared to ¥33,627 million ($313,130 thousand), or 30% of the gross accounts receivable, at March 31, 2005. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

25. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2003, 2004 and 2005:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 97,717	¥ 106,919	¥ 119,233	$ 1,110,280
Other small precision brushless DC motors	25,583	34,138	61,066	568,638
Small precision brush DC motors	3,280	5,372	7,980	74,309
Brushless DC fans	27,395	26,047	34,435	320,654

Sub-total	153,975	172,476	222,714	2,073,881
Mid-size motors	37,479	32,574	35,564	331,167
Machinery	22,555	31,240	76,957	716,612
Electronic and optical components *1	1,903	23,188	128,417	1,195,800
Others	15,924	18,019	22,209	206,807

Consolidated total	¥ 231,836	¥ 277,497	¥ 485,861	$ 4,524,267

*1 Electronic and optical components net sales are disclosed separately beginning this fiscal year because the materiality of such product group increased as a result of the consolidation of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation and segment information for the years ended March 31, 2003 and 2004 has been restated to conform to the current presentation.

The “Hard disk drives spindle motors” group of products consists of ball bearing hard disk drives spindle motors, including those for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives. It also includes fluid dynamic bearing hard disk drives spindle motors for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch or smaller hard disk drives for the years ended March 31, 2003, 2004 and 2005.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

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

The “Electronic and optical components” group of products consists of electric components and optical components, which include optical pick up units, motor driven actuator units, camera shutters, trimmer potentiometers.

“Others” consists of automobile parts, pivot assemblies, other components and other services.

Geographic information –

Revenue from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2003, 2004 and 2005, and long-lived assets for the years ended March 31, 2004 and 2005 are as follows:

China was identified as reportable location in the current period due to its materiality. Geographic information for the years ended March 31, 2003 and March 31, 2004 have been restated to conform to the current presentation.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Sales and operating revenue:
Japan	¥ 126,904	¥ 149,392	¥ 292,822	$ 2,726,716
U.S.A.	7,006	5,378	8,200	76,357
Singapore	46,706	39,056	59,989	558,609
Thailand	23,333	36,610	42,653	397,179
The Philippines	3,607	2,230	5,557	51,746
China	1,337	13,439	23,771	221,352
Other	22,943	31,392	52,869	492,308

Consolidated total	¥ 231,836	¥ 277,497	¥ 485,861	$ 4,524,267

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2004	2005	2005
Long-lived assets:
Japan	¥ 70,519	¥ 74,133	$ 690,316
U.S.A.	796	789	7,347
Singapore	522	992	9,237
Thailand	16,927	18,390	171,245
The Philippines	15,079	15,923	148,273
China	17,436	25,134	234,044
Other	11,133	13,845	128,922

Consolidated total	¥ 132,412	¥ 149,206	$ 1,389,384

 (2) Operating segment information:

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NSCJ and NSKC were identified as reportable segments in the current period. Segment information for the years ended March 31, 2003 and 2004 have been restated to conform to the current presentation.

NIDEC has fourteen reportable segments, NCJ, NET, NCD, NCT, NCS, NCF, SNKC, NCPL, NTSC, NCEL, NSBC, NSCJ, NPMC and NSKC which have been identified based on differences in legal entities with responsible managers.

The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCT segment comprises Nidec Taiwan Corporation, a subsidiary in Taiwan, which primarily sells DC motors and fans.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drive motors.

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

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels. NSCJ has been a new reportable segment.

The NPMC segment comprises Nidec Power Motor Corporation, a subsidiary in Japan, which primarily produces and sells AC motors.

The NSKC segment comprises Nissin Kohki Co., Ltd., a subsidiary in Japan, which primarily produces and sells optical components. NSKC has been a new reportable segment.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, SNKC, NCPL, NTSC, NCEL, NSBC, NSCJ, NPMC, NSKC’s operating profit or loss is determined using Japanese GAAP, NET applies Thai accounting principles, NCD applies Chinese accounting principles, NCT applies Taiwanese accounting principles, NCS applies Singaporean accounting principles and NCF applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for management’s purposes.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following tables show revenues from external customers and other financial information by operating segment for the years ended March 31, 2003, 2004 and 2005:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Revenue from external customers:
NCJ	¥ 65,248	¥ 60,316	¥ 56,602	$ 527,070
NET	20,484	33,003	36,891	343,524
NCD	48	112	754	7,021
NCT	8,921	12,492	11,418	106,323
NCS	46,708	36,668	45,442	423,149
NCF	3,602	1,511	1,094	10,187
SNKC	-	7,779	68,880	641,401
NCPL	-	9,146	54,067	503,464
NTSC	18,933	21,211	23,992	223,410
NCEL	-	2,854	20,653	192,318
NSBC	15,138	15,767	14,449	134,547
NSCJ	8,020	8,476	10,317	96,070
NPMC	9,116	7,986	9,635	89,720
NSKC	-	1,974	12,641	117,711
All others	35,212	60,235	118,798	1,106,229

Total	231,430	279,530	485,633	4,522,144
U.S. GAAP adjustments *1	517	(2,485)	(34)	(317)
Consolidation adjustments related to elimination of intercompany transactions via third party	(158)	(95)	(331)	(3,082)
Others	47	547	593	5,522

Consolidated total	¥ 231,836	¥ 277,497	¥ 485,861	$ 4,524,267

*1 US GAAP adjustments mainly related to the differences of revenue recognition between shipment and delivery bases. And the sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC had sales to one customer of ¥36,240 million and ¥38,909 million within the NCJ, NCS, NCA and “All Others” segments for the years ended March 31, 2003 and 2004, respectively, and to another customer of ¥30,664 million within the NCJ, NCS, NET, SNKC and “All Others” segments for the years ended March 31, 2004 that exceeded 10% of NIDEC’s net sales. There were no sales which exceeded 10% of the consolidated net sales for the year ended March 31, 2005.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Revenue from other operating segments:
NCJ	¥ 63,916	¥ 58,320	¥ 73,749	$ 686,740
NET	21,256	17,794	21,240	197,784
NCD	27,523	31,270	38,678	360,164
NCT	1,625	1,113	934	8,697
NCS	3,851	3,081	1,363	12,692
NCF	18,838	22,117	21,131	196,769
SNKC	-	3,641	19,313	179,840
NCPL	-	1,384	9,351	87,075
NTSC	565	666	657	6,118
NCEL	-	372	2,355	21,929
NSBC	2,966	4,429	9,348	87,047
NSCJ	1,093	1,583	2,326	21,659
NPMC	93	147	340	3,166
NSKC	-	303	1,041	9,694
All Others	55,151	65,677	168,131	1,565,612

Total	196,877	211,897	369,957	3,444,986
Intersegment elimination	(196,877)	(211,897)	(369,957)	(3,444,986)

Consolidated total	-	-	-	-

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Segment profit or loss:
NCJ	¥ 3,521	¥ 1,483	¥ 2,351	$ 21,892
NET	3,179	8,590	8,649	80,538
NCD	3,001	2,486	2,436	22,684
NCT	343	362	130	1,211
NCS	2,020	2,489	1,935	18,018
NCF	1,212	1,422	(379)	(3,529)
SNKC	-	(2,581)	7,624	70,994
NCPL	-	586	3,195	29,751
NTSC	689	1,450	1,053	9,805
NCEL	-	307	3,583	33,364
NSBC	(134)	801	1,356	12,627
NSCJ	501	826	1,397	13,009
NPMC	488	251	(392)	(3,650)
NSKC	-	229	946	8,809
All Others	3,771	6,568	13,983	130,208

Total	18,591	25,269	47,867	445,731

Main components of U.S. GAAP adjustments:
Pension and severance costs	253	341	547	5,094
Lease	115	54	(86)	(801)
Directors’ bonus	(112)	(150)	(403)	(3,753)
Consolidation adjustments mainly related to elimination of intersegment profits	(156)	(754)	(839)	(7,813)
Reclassification *1	(2,306)	(3,039)	7,048	65,630
Others *2	19	294	(469)	(4,367)

	¥ 16,404	¥ 22,015	¥ 53,665	$ 499,721

*1 Loss on disposal of fixed assets and some other items are reclassified from other expenses and included in operating expenses.

*2 Others include other U.S. GAAP adjustments such as the differences of revenue recognition between shipment and delivery bases, depreciation of fixed assets and provision for compensated absence.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Interest revenue:
NCJ	¥ 143	¥ 120	¥ 319	$ 2,970
NET	2	16	44	410
NCD	4	8	19	177
NCT	4	4	5	47
NCS	102	54	133	1,238
NCF	32	23	25	233
SNKC	-	8	172	1,602
NCPL	-	1	14	130
NTSC	4	1	1	9
NCEL	-	0	14	130
NSBC	0	9	37	345
NSCJ	12	11	15	140
NPMC	4	4	4	37
NSKC	-	20	12	112
All Others	31	71	139	1,294

Total	338	350	953	8,874
Intersegment elimination	(37)	(81)	(454)	(4,227)

Consolidated total	¥ 301	¥ 269	¥ 499	$ 4,647

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Interest expense:
NCJ	¥ 311	¥ 310	¥ 329	$ 3,064
NET	114	25	1	9
NCD	13	7	-	-
NCT	0	0	-	-
NCS	0	0	-	-
NCF	120	103	137	1,276
SNKC	-	45	32	298
NCPL	-	0	3	28
NTSC	17	13	18	168
NCEL	-	1	9	84
NSBC	58	94	120	1,117
NSCJ	36	34	39	363
NPMC	29	22	26	242
NSKC	-	40	26	242
All Others	209	179	466	4,339

Total	907	873	1,206	11,230
Intersegment elimination	(17)	(11)	(335)	(3,119)

Consolidated total	¥ 890	¥ 862	¥ 871	$ 8,111

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Depreciation:
NCJ	¥ 1,295	¥ 1,777	¥ 1,605	$ 14,946
NET	2,803	2,622	2,565	23,885
NCD	1,050	1,103	919	8,558
NCT	17	12	11	102
NCS	590	736	240	2,235
NCF	1,734	1,876	2,109	19,639
SNKC	-	96	1,244	11,584
NCPL	-	308	1,350	12,571
NTSC	677	526	655	6,099
NCEL	-	151	825	7,682
NSBC	117	89	71	661
NSCJ	246	191	189	1,760
NPMC	26	25	25	233
NSKC	-	0	326	3,036
All Others	3,866	4,425	8,688	80,901

Total	12,421	13,937	20,822	193,892
U.S. GAAP adjustments *1	694	923	1,445	13,456
Reconciliation	(253)	(587)	(739)	(6,882)

Consolidated total	¥ 12,862	¥ 14,273	¥ 21,528	$ 200,466

*1 Leased properties are not capitalized in the operating segment but are capitalized under U.S. GAAP.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2003	2004	2005	2005
Income tax expenses or benefit:
NCJ	¥ 1,323	¥ 2,399	¥ 1,177	$ 10,960
NET	(174)	571	204	1,900
NCD	226	151	213	1,983
NCT	89	97	45	419
NCS	85	45	49	456
NCF	17	9	11	103
SNKC	-	(17)	100	931
NCPL	-	274	2,083	19,397
NTSC	38	556	290	2,701
NCEL	-	123	1,334	12,422
NSBC	198	121	119	1,108
NSCJ	62	51	224	2,086
NPMC	(224)	17	193	1,797
NSKC	-	175	475	4,423
All Others	860	1,384	3,084	28,717

Total	2,500	5,956	9,601	89,403
Consolidation adjustments	(1,447)	(532)	3,246	30,226

Consolidated total	¥ 1,053	¥ 5,424	¥ 12,847	$ 119,629

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2004	2005	2005
Segment assets:
NCJ	¥ 216,865	¥ 261,296	$ 2,433,150
NET	26,458	32,463	302,291
NCD	12,496	17,215	160,304
NCT	4,535	4,105	38,225
NCS	16,969	24,448	227,656
NCF	15,371	15,483	144,175
SNKC	77,256	80,771	752,128
NCPL	52,286	53,123	494,674
NTSC	22,040	27,109	252,435
NCEL	21,758	24,724	230,226
NSBC	20,078	20,750	193,221
NSCJ	18,850	18,268	170,109
NPMC	7,798	9,045	84,226
NSKC	10,657	11,297	105,196
All Others	137,829	164,095	1,528,028

Total	661,246	764,192	7,116,044
U.S. GAAP adjustments:
Lease	1,906	3,079	28,671
Property, plant and equipment	(2,195)	(2,221)	(20,681)
Deferred tax assets	7,235	4,115	38,318
Marketable securities	1,343	2,108	19,629
Others	1,026	(2,818)	(26,241)

Sub-total	9,315	4,263	39,696
Elimination of intersegment assets, net of taxes	(263,345)	(336,134)	(3,130,031)
Valuation differences	6,750	6,798	63,302
Goodwill	28,078	40,664	378,657
To adjust affiliate from cost to equity method *1	(541)	(521)	(4,851)
Others	2,383	4,911	45,731

Consolidated total	¥ 443,886	¥ 484,173	$ 4,508,548

*1 The costs of investments in equity method investees were included in the segments and the adjustments under the equity method were included in the reconciliation.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2004	2005	2005
Expenditure for segment assets:
NCJ	¥ 5,593	¥ 2,066	$ 19,238
NET	2,338	3,230	30,077
NCD	1,268	1,115	10,383
NCT	0	2	19
NCS	46	516	4,805
NCF	3,975	2,095	19,508
SNKC	180	6,408	59,670
NCPL	356	1,977	18,410
NTSC	901	3,469	32,303
NCEL	189	1,226	11,416
NSBC	37	36	335
NSCJ	342	1,182	11,007
NPMC	56	687	6,397
NSKC	0	502	4,675
All Others	7,486	20,854	194,189

Total	22,767	45,365	422,432
Reconciliation *1	(136)	(8,108)	(75,500)

Consolidated total	¥ 22,631	¥ 37,257	$ 346,932

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

26. Subsequent events:

Dividends

Subsequent to March 31, 2005, the Company’s Board of Directors declared a cash dividend of ¥1,781 million ($16,584 thousand) payable on June 24, 2005 to stockholders of record on March 31, 2005. This decision is subject to approval by the shareholders at the annual general meeting of shareholders to be held on June 23, 2005.

Customer insolvency

Nidec Copal Corporation, a consolidated subsidiary of the Company announced that one of its customers, AgfaPhoto GmbH, had filed for insolvency with the Cologne District Court in Germany on May 26, 2005. Therefore NIDEC recognized that accounts receivable of Nidec Copal Corporation from AgfaPhoto GmbH, approximately total amounts of ¥1,176 million ($10,951 thousand), would not be collected or that collection would not be postponed. Should a need for correction to NIDEC’s forecast consolidated results for the year ended March 31, 2006, a further notice to that effect will be issued immediately.

Stock Split － Unaudited

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for September 30, 2005 will be split two for one. The number of issued shares of record on September 30, 2005 will be the number of shares to be split. Effective date (Issue date of split shares) is November 18, 2005.

As a result of this Stock Split, the exercise prices for the Company’s 2nd Unsecured Convertible Bond, Stock Acquisition Rights, and Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008 will be adjusted as follows on and after October 1, 2005.

(Yen)
	Issue Date	Adjusted (Exercise Prices)	Previous (Exercise Prices)
The 2nd Unsecured Convertible Bond	January 28, 1999	3,399.50	6,798.90
Stock Acquisition Rights	May 14, 2003	3,675.00	7,350.00
Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008	October 17, 2005	6,914.40	13,828.70

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

27. Quarterly Financial Data for the year ended March 31, 2005: (Unaudited)

		Yen in millions
		First Quarter	Second Quarter	Third Quarter	Forth Quarter	Total
	Net sales	¥ 112,287	¥ 124,118	¥ 128,224	¥ 121,232	¥ 485,861
	Operating expenses:
	Cost of products sold	86,762	94,631	98,434	91,111	370,938
	Selling, general and administrative expenses	9,103	9,505	8,812	7,920	35,340
	Research and development expenses	5,395	6,913	6,497	7,113	25,918

		101,260	111,049	113,743	106,144	432,196

	Operating income	11,027	13,069	14,481	15,088	53,665
	Other income (expense):
	Interest and dividend income	163	181	274	311	929
	Interest expense	(250)	(263)	(231)	(127)	(871)
	Foreign exchange gain (loss), net	1,848	1,364	(3,623)	2,788	2,377
	(Loss) gain on derivative instruments, net	(86)	(66)	201	(224)	(175)
	Gain from marketable securities, net	562	193	707	124	1,586
	Gain (loss) from sales of investments in affiliated companies	11	(10)	(2)	(2)	(3)
	Other, net	310	(621)	375	(282)	(218)

		2,558	778	(2,299)	2,588	3,625

	Income before provision for income taxes	13,585	13,847	12,182	17,676	57,290
	Provision for income taxes	(2,541)	(3,302)	(2,515)	(4,489)	(12,847)

	Income before minority interest and equity in earnings of affiliated companies	11,044	10,545	9,667	13,187	44,443
	Minority interest in income of consolidated subsidiaries	2,512	3,016	1,504	3,922	10,954
	Equity in net losses/(income) of affiliated companies	24	(12)	67	(45)	34

	Net income	¥ 8,508	¥ 7,541	¥ 8,096	¥ 9,310	¥ 33,455

	Per share data:	Yen
Net income	－ basic	¥ 127.62	¥ 106.76	¥ 114.60	¥ 131.14	¥ 479.74
	－ diluted	¥ 121.20	¥ 101.72	¥ 109.15	¥ 125.17	¥ 456.58
	Cash dividends	¥ 15.00	¥ 0.00	¥ 20.00	¥ 0.00	¥ 35.00

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

		U.S. dollars in thousands
		First Quarter	Second Quarter	Third Quarter	Forth Quarter	Total
	Net sales	$ 1,045,600	$1,155,769	$ 1,194,003	$ 1,128,895	$ 4,524,267
	Operating expenses:
	Cost of products sold	807,915	881,190	916,603	848,412	3454,120
	Selling, general and administrative expenses	84,766	88,509	82,056	73,750	329,081
	Research and development expenses	50,238	64,373	60,499	66,235	241,345

		942,919	1,034,072	1,059,158	988,397	4024,546

	Operating income	102,681	121,697	134,845	140,498	499,721
	Other income (expense):
	Interest and dividend income	1,518	1,686	2,551	2,896	8,651
	Interest expense	(2,328)	(2,449)	(2,151)	(1,183)	(8,111)
	Foreign exchange gain (loss), net	17,208	12,701	(33,737)	25,962	22,134
	(Loss) gain on derivative instruments, net	(801)	(615)	1,872	(2,086)	(1,630)
	Gain from marketable securities, net	5,233	1,797	6,584	1,155	14,769
	Gain (loss) from sales of investments in affiliated companies	103	(93)	(19)	(19)	(28)
	Other, net	2,887	(5,783)	3,492	(2,626)	(2,030)

		23,820	7,244	(21,408)	24,099	33,755

	Income before provision for income taxes	126,501	128,941	113,437	164,597	533,476
	Provision for income taxes	(23,661)	(30,748)	(23,419)	(41,801)	(119,629)

	Income before minority interest and equity in earnings of affiliated companies	102,840	98,193	90,018	122,796	413,847
	Minority interest in income of consolidated subsidiaries	23,391	28,085	14,005	36,521	102,002
	Equity in net losses/(income) of affiliated companies	224	(112)	624	(419)	317

	Net income	$ 79,225	$ 70,220	$ 75,389	$ 86,694	$ 311,528

	Per share data:	U.S. dollars
Net income	－ basic	$ 1.19	$ 0.99	$ 1.07	$ 1.22	$ 4.47
	－ diluted	$ 1.13	$ 0.95	$ 1.02	$ 1.17	$ 4.25
	Cash dividends	$ 0.14	$ 0.00	$ 0.19	$ 0.00	$ 0.33

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.