Form 20-F
NIDEC CORP
filed 2006-09-25
CIK 1158967

Index to Consolidated Financial Statements and Information.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

As of March 31,  2006, 144,619,182 shares of common stock were outstanding, including 6,329,604 shares represented by 25,318,416 American Depositary Shares .

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

If this report is an annual transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b 2 of the Exchange Act. (Check One):

Large accelerated filer  ☒   Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐   Item 18☒

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

*

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

Index to Consolidated Financial Statements and Information.

Item 3. Key Information.

A. Selected Financial Data.

The following table include selected historical financial data as at and for the years ended March 31, 2002 through 2006 derived from our consolidated financial statements prepared in accordance with the U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included in this annual report.

Selected Financial Data

		Year ended March 31,
	2002	2003	2004	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥193,332	¥231,836	¥277,497	¥485,861	¥536,858	$4,570,171
Cost of products sold	159,442	187,306	218,189	370,938	413,012	3,515,893
Selling, general and administrative expenses	17,691	21,302	28,542	35,340	41,188	350,626
Operating income	10,472	16,404	22,015	53,665	53,426	454,805
Income before provision for income taxes	11,477	10,911	19,639	57,290	64,378	548,038
Net income	6,580	10,680	16,089	33,455	40,949	348,591
Balance sheet data (period end):
Total assets	¥257,911	¥257,932	¥443,886	¥484,173	¥565,970	$4,817,996
Short-term borrowings	58,395	64,597	86,636	28,478	43,621	371,337
Current portion of long-term debt	15,365	8,951	2,653	8,493	4,647	39,559
Long-term debt	21,360	16,388	45,025	37,833	32,134	273,551
Total shareholders’ equity	85,475	88,557	110,046	207,040	263,659	2,244,479
Common stock	26,469	26,485	28,995	61,180	65,649	558,858
Number of shares outstanding	127,127,306	127,149,458	130,035,796	142,504,926	144,661,292	144,661,292
Per share data:
Net income per share-basic (1)	¥51.76	¥84.01	¥125.57	¥239.87	¥285.47	$2.43
Net income per share-diluted (1)	49.42	79.91	120.76	228.29	275.05	2.34
Cash dividends paid per share	13.75	10.00	15.00	17.50	25.00	0.21

Notes:

(1) Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec). Number of shares outstanding and all per share amounts have been restated to reflect the retroactive effect of the 2 for 1 stock split that took effect on November 18, 2005. More detailed information regarding diluted shares outstanding is included in Note 20 in our consolidated financial statements included in this annual report.

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

We acquired an approximately 40% share in Nidec Sankyo Corporation in October 2003 and increased our share to over 50% in February 2004. As a result, the results of operations of this subsidiary are included in our consolidated results of operations from February 2004.

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥117.47 per $1.00, which was the approximate exchange rate in Japan on March 31, 2006.

	High	Low	Average	Period-end
Year ended March 31,
2002	134.77	115.89	125.05	132.70
2003	133.41	115.71	121.95	118.07
2004	120.55	104.18	113.07	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
Calendar period
January 2006	117.55	113.96	115.48	116.88
February 2006	118.95	115.82	117.86	115.82
March 2006	119.07	115.89	117.28	117.48
April 2006	118.66	113.79	117.07	113.79
May 2006	113.46	110.07	111.73	112.26
June 2006	116.42	111.66	114.63	114.51
July 2006	117.44	113.97	115.77	114.44
August 2006	116.53	114.21	115.23	117.35

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

As of September 19 , 2006, the noon buying rate was ¥117.60 per $1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

Index to Consolidated Financial Statements and Information.

D. Risk Factors.

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate, were approximately 14%, 8% and 11% of total net sales for the year ended March 31, 2004, 2005 and 2006, respectively. Sales to our six largest customers represented approximately 41%, 29% and 34% of our net sales for the years ended March 31, 2004, 2005 and 2006, respectively and the six customers also represented ¥23.6 billion, or 24%, ¥33.6 billion, or 30% and 37.0 billion, or 29% of our gross accounts receivable at March 31, 2004, 2005 and 2006, respectively. As a result of customer concentration, our net sales could be significantly impacted in the event of:

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

We depend on the computer industry for sales of our products, and our business may be adversely affected by a decline in the computer market

Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales in turn depends on sales of computers and computer peripherals that incorporate our products. Revenues from hard disk drive spindle motors accounted for 38.5%, 24.5% and 30.7% of our net sales for the years ended March 31, 2004, 2005 and 2006, respectively. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances, automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

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

Index to Consolidated Financial Statements and Information.

The computer market grew substantially in the late 1990s and then experienced a significant downturn from which it is only now continuing to recover. The downturn was characterized by lower product demand and accelerated reductions of product prices. These conditions prompted restructuring of operations by hardware manufacturers, including makers of hard disk drives, including our customers. Such restructurings involving our customers may result in our customers seeking to reduce costs and inventories, which could in turn reduce our margins or sales volumes. These customers may also switch to suppliers other than us. Such restructuring or similar moves by hard disk drive manufacturers in the future could have a material negative impact on our results of operations if we are unable to increase sales to other hard disk drive manufacturers or increase sales of spindle motors for non-desktop use.

The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to one month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Our inventory was ¥45.2 billion at March 31, 2004, ¥49.0 billion at March 31, 2005 and ¥60.5 billion at March 31, 2006. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand, which could in turn have a material adverse effect on our business, financial condition and results of operations.

The hard disk drive industry is fast extending its reach into the realm of digital consumer electronics. The prospect of rapid expansion of the digital consumer electronics market is intensifying the competition between hard disk drive manufacturers and manufacturers of other data-storage alternatives such as semiconductor memory devices.

Excessive competition in the data-storage market, combined with the volatile nature of the digital consumer electronics market, could force hard disk drive manufacturers to exercise unexpectedly drastic production adjustments. Such event could reduce demand for our products, eventually affecting our business, financial condition and results of operations.

We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors fell by approximately 9% and 9% during the years ended March 31, 2004 and 2005, respectively, although it rose by approximately 4% during the years ended March 31, 2006. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

Index to Consolidated Financial Statements and Information.

If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed

We rely on third party suppliers for some of the materials and equipment used in our manufacturing processes, including connectors and electric circuit unit assemblies. Our production capacity would nevertheless be limited if one or more of these materials were to become unavailable or available in reduced quantities or if we were unable to find alternative suppliers. If our source of materials and supplies were unavailable for a significant period of time, our operating results would be adversely affected.

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

•

component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources ; and

•

natural and man-made disasters, including earthquakes, warfare and acts of terrorism, in Japan or elsewhere.

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

Index to Consolidated Financial Statements and Information.

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

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

Sales to customers outside Japan accounted for 61.0%, 63.6% and 69.1% of our consolidated net sales during the years ended March 31, 2004, 2005 and 2006, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen against the U.S. dollar will generally have a negative effect on our operating income and net income. We experience volatility in our results of operations as a result of foreign currency exchange rate fluctuations when or result of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in yen. We also experience foreign exchange risk to the extent that our sales and expenses or those of our subsidiaries are denominated in different currencies. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

Index to Consolidated Financial Statements and Information.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the fourteen operating segments that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. In addition, year-end closing adjustments and other items are not included in segment totals. These aspects of our segment data could make it more difficult for us to evaluate the relative performance of individual segments and our overall operations in a timely manner, as compared with segment data compiled on a uniform U.S. GAAP basis.

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

•

outbreaks, such as avian flu, that inhibit international or regional commerce

•

the difficulties associated with staffing and managing international operations;

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

Index to Consolidated Financial Statements and Information.

We may become subject to more stringent environmental regulations in the future

Our operations and manufacturing processes are subject to a wide range of environmental laws and regulations in Thailand, the Philippines, Singapore, Japan, the United States and other countries. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.

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

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well

As of March 31, 2006, there were 144,619,182 shares of our common stock issued and outstanding, including 23,417,084 shares beneficially owned by our President and CEO, Mr. Shigenobu Nagamori, representing 16.2% of the outstanding shares. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan. Additional sales of a substantial amount of our common stock in the public market, or the perception that sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

Japan’s unit share system imposes restrictions in holdings of our common stock that do not constitute whole units

Our Articles of Incorporation provide that 100 shares of our stock constitute one “unit.” The Company Law imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than a unit do not have the right to vote. A shareholder who owns shares representing less than one unit will not be able to exercise any rights relating to voting rights, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to require us to issue share certificates for those shares. Accordingly the transferability of our shares constituting less than one unit is significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares.

Index to Consolidated Financial Statements and Information.

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

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors and the Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

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

Index to Consolidated Financial Statements and Information.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in “Risk Factors” and elsewhere in this annual report and include, but are not limited to:

•

our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the hard disk spindle motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development;

•

abrupt changes in our customers’ market position, particularly as a result of mergers and acquisitions

•

general economic conditions in the information technology, consumer electronics and related product markets, particularly levels of consumer spending;

•

exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated;

•

our ability to acquire and successfully integrate companies with complementary technologies and product lines;

•

adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China; and

•

any negative impacts on our businesses from outbreaks of diseases in the countries where we have production plants, such as avian flu.

Index to Consolidated Financial Statements and Information.

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec is a joint stock corporation that was incorporated and registered under the Commercial Code (In May, 2006, the Commercial Code was replaced by the new Company Law) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarter is at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our telephone number is 81-75-935-6140.  We currently operate through 94 subsidiaries located in 14 countries, and five affiliated companies located in five countries. As of March 31, 2006, we had 78,721 employees worldwide, 90.4% of which were employed outside Japan.

A major part of our growth strategy has involved the acquisition of and investment in other companies. During the fiscal year ended March 31, 2004, we added three companies: Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Sankyo Corporation, to our scope of consolidation under the U.S. GAAP by acquiring control through acquisition of over 50% of their outstanding shares. Our share of Nidec Copal Corporation and Nidec Copal Electronics Corporation increased to approximately 51% in February 2004 and January 2004, respectively, from approximately 45% each as of March 31, 2003. Also in February 2004, our share in Nidec Sankyo Corporation increased to approximately 51% from approximately 40% as of October 1, 2003.

The following list presents a selected history of our major acquisition activities related the expansion of our small precision motors, mid-size motors, machinery, electronics and optical components and other products businesses:

Small Precision Motors, Machinery and Other Products

Year	Event

1989

We acquired Shinano Tokki Co., Ltd, a major manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then major manufacturer of audio equipment and magnetic recording devices for PCs. As a result, we gained the largest market share of spindle motors in the world.

1995

We acquired 38.5% of Kyoritsu Machinery Co., Ltd. and changed its name to Nidec Machinery Corporation. We subsequently increased our ownership to 60.0%. This company manufactures factory automation equipment for small precision motor assemblies and automated measuring instruments.

1995/ 2003

We acquired newly issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, constituting 36.7% of its then outstanding shares. We subsequently increased our ownership to 51% and have consolidated its results since February 2002. Nidec-Shimpo became a wholly-owned subsidiary of Nidec by way of share exchange, effective as of October 1, 2003. Nidec-Shimpo is a major manufacturer of stepless automatic transmission mechanisms.

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

1998/ 2004

We acquired 17.7% of the outstanding shares of Copal Co., Ltd., currently Nidec Copal Corporation, from Fujitsu Limited. We subsequently increased our ownership of Nidec Copal to 42.8% also in 1998. We increased our ownership of Nidec Copal to 51.3% in February 2004. Nidec Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Nidec Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics Corporation is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0%, also in 1998. We increased our ownership of Nidec Copal Electronics to 51.0% in January 2004.

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

1999

In October 1999, we acquired 71.0% of the outstanding shares of Nemicon Corporation, currently Nidec Nemicon Corporation. Later that year we acquired an additional 2.1%. Nidec Nemicon produces optical rotary encoders, proximity sensors and other electronic equipment.

2000

We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, currently Nidec Power Motor, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services mid-size motors for industrial equipment and home electrical appliances. This acquisition is in line with our strategic plan to expand our business into the field of mid-size motors.

2004

In October 2003, we acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd., currently Nidec Sankyo Corporation. We subsequently increased our ownership of Nidec Sankyo to approximately 51% in February 2004.

Index to Consolidated Financial Statements and Information.

For the years ended March 31, 2004, 2005 and 2006, our capital expenditures, as shown in our consolidated statements of cash flows for those years, were ¥22,631 million, ¥37,257 million and ¥43,185 million, respectively. Major capital expenditures for the last three fiscal years included the acquisition of plants and equipments for hard disk spindle motors that have fluid dynamic bearings in Thailand and the Philippines. We have had no recent significant divestiture and no significant divestitures are currently being planned.

B. Business Overview.

Overview

We are the world’s leading manufacturer of spindle motors for computer hard disk drives and also produce a variety of other small precision brushless DC motors. We ship our spindle motors to hard disk drive manufacturers throughout the world. For the year ended March 31, 2006, our net sales of hard disk drive spindle motors amounted to ¥164,575 million, representing 30.7% of total net sales of ¥536,858 million. For the year ended March 31, 2005, our net sales of hard disk drive spindle motors amounted to ¥119,233 million, representing 24.5% of total net sales of ¥485,861 million. For the year ended March 31, 2004, our net sales of hard disk drive spindle motors amounted to ¥106,919 million, representing 38.5% of total net sales of ¥277,497 million.

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

electronic and optical components; and

•

other products.

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

Index to Consolidated Financial Statements and Information.

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

Ball bearing technology, which was used in conventional disk drive motors, had limitations. Ball bearings are not perfectly round and both ball bearings and their races can deform slightly under load. Any imperfections in roundness or in raceways will cause what are known as non-repeatable run-out errors that prevent tracks written to the disk from being regular. From the point of view of design, future increases in storage capacity may need to come largely from increasing the number of recording tracks on a radial inch of the disk.

Index to Consolidated Financial Statements and Information.

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

Most of our customers have evaluated the reliability of fluid dynamic bearing technology and made a decision to switch to this technology from conventional ball bearing technology. Over 99% of our net sales of hard disk drive spindle motor for the year ended March 31, 2006 consisted of spindle motors mounted with fluid dynamic bearings.

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

•

motor vehicles;

•

heating and cooling machinery; and

•

various industrial machines.

The demand for small precision motors fluctuates chiefly in response to trends in the key end-user industries whose products incorporate these motors. Consumer spending and capital investments are two important drivers of demand for the end-user industries. The 1990s saw expansion of the major markets for small precision motors, with computers and office equipment the major category of expansion, followed by audio-visual equipment, home appliances, other consumer products and heating and cooling machinery. The industrial machinery sector also grew primarily as result of an increase in capital investment. From late 2000 until recently, there was a significant deterioration of economic conditions, particularly with respect to capital investment and consumer spending in the computer, information technology and related product markets, which had a negative impact on sales. However, more recently there have been indications that economic conditions may have stabilized. There has also been an increase in the range of applications for our small precision DC motors, such for as mobile phones and digital cameras, and an increase in demand for spindle motors. As a result, demand for our small precision DC motors has shown improvement.

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

Markets for Machinery

Principal products in this market include industrial robots, card readers, power transmission equipment, high-speed pressing machines, semiconductor production equipment such as die bonders, and circuit board testers.

In the field of industrial robots, demand for LCD panel substrate-handling robots is increasing. Demand for large LCD panels has grown in recent years with the increasing demand for large-screen PC monitors and LCD televisions, and demand from LCD manufacturers in Korea, Taiwan, and Japan are brisk. Demand for seventh generation LCD substrate-handling robots, which yield more panels from one substrate, is particularly strong.

In the field of card readers, demand for use in bank automatic teller machines (ATMs) is brisk. In Brazil, Russia, India and China, the so-called BRICs market, demand for ATMs is rising and, in Japan, replacement demand for ATMs with biometrics-based security solutions is emerging. We expect the need for card readers in hotels, amusement facilities, transportation services and the distribution market to expand.

In the field of semiconductor-related equipment, we supply die bonders that paste semiconductor chips on lead frames, and testers for the burn-in of semiconductor packages. Demand for high-speed, high-precision semiconductor-related equipment is expanding as a result of the striking miniaturization and increasing functionality of mobile phones, PCs, digital cameras, and a variety of other digital consumer electronic products.

Market for Electronic and Optical Components

Principal products in the electronic and optical components segment include camera shutters, lens units, precision-molded plastic case parts for digital cameras and mobile phone cameras, optical pickup units and polygon scanners for optical disk drive devices, electronic circuit components such as actuators, drive motor units, and trimmer potentiometers used in office equipment and home appliances.

Index to Consolidated Financial Statements and Information.

Demand for optical components for digital cameras and mobile phone cameras has increased due to an increase in demand for digital cameras in Asia, as well as healthy demand within Japan for high-speed, high-precision shutters and lens units for high-end digital cameras with six million or more pixels. The introduction of mobile phone cameras with three million or more pixels is driving increased demand for high value-added components such as shutters and auto focus systems.

Demand for optical pickup units for PCs and digital consumer appliances is expanding. In particular, demand for optical pickup units for DVD burners and low-profile devices for notebook PCs is expanding in tandem with the increasing use of those products.

In the field of actuators for polygon scanners, demand for actuators with high-speed, high-precision air bearing motors is growing, as a result of the ever-improving image quality offered by copiers and color printers.

Drive motor units for consumer electronic goods and appliances contribute to the added value of such products as refrigerators, by improving their ice-making functions, and washing machines, by enhancing drainage. Demand for drive motor units in the BRICs market is expected to rise steadily with improvement in the standard of living and the expansion of the moneyed class in the region.

Electronic components such as trimmer potentiometers and switches are used in printed circuit boards, and demand for these products mirrors the silicon cycle (the cyclical ups and downs in the semiconductor industry). The market was sluggish in the first half of the fiscal year ending March 31, 2006. However, it has been showing signs of recovery in the second half.

Market for Others

The “Others” segment consists mainly of automobile transmission parts, pivot assemblies for hard disk drives, music box related products, the transportation industry, and other service industries.

The auto parts we supply include control valves, which are the heart of automatic transmissions, electromagnetic valves, and valve spools. All these require extreme precision to achieve high-accuracy control of hydraulic transmissions. Recent years have seen growing demand for continuously variable transmissions (CVTs), which offer smooth acceleration and superior fuel consumption, and demand for enhanced controllability has fueled rising demand for control valves.

Pivot assemblies support and control the arm of the magnetic head in hard disk drives. Because they are used in hard disk drives, shipments of pivot assembly units are steadily increasing.

Our Business Strategy

We pursue high business growth, high profitability and high stock price by establishing a position as the leading provider of brushless motors and other drive technology products. We intend to accomplish these goals based on the following strategies.

1) Maintaining the dominant position in the hard disk drive (HDD) spindle motor market

The spread of broadband internet network and diversified broadcast services in recent years have significantly increased demand for data storage.

Index to Consolidated Financial Statements and Information.

The HDD industry gives every indication that there will be a long-term sustained increase in demand for increased drive capacity as audio and visual data require much more storage capacity than simple text data. We believe that the HDD industry will continue to pursue higher density strage in all HDD form factors, leveraging the perpendicular recording technology in which data bits are oriented vertically on the disc platter (perpendicular to the disc surface), rather than flat to the surface as with the existing longitudinal recording.

As the world’s leading manufacturer of HDD motors, we believe that our ability to meet changing customer demands will be crucial for stable development of the HDD market. We have maintained the market leadership in this field through a ceaseless quest for excellence in spindle motor technology, motor miniaturization know-how, supply capacity and cost competitiveness in ways that effectively advance the performance and applicability of HDD.

The following outline the recent progress in our strategic approach to the HDD motor market today.

i) Technological Leadership

Our fluid dynamic bearing (FDB) motors developed to meet demand for faster rotational speed, enhanced precision and lower acoustic quickly gained the recognition of the HDD manufacturers and have almost entirely replaced traditional ball-bearing motors as the mainstream HDD motor today. Using sintered-alloy metal as the main material of a FDB unit is the second strategic step for us to ensure our competitive advantage in this field. The sintered-alloy-metal FDB draws on a proprietary technique co-developed in a joint venture with a major Japanese bearing manufacturer, which enables fewer processing operation, thus reducing production lead time and costs. Sintered-alloy-metal FDB motors are increasingly recognized among major HDD manufacturers for its practicality and are fast coming into use for desktop personal computers and various digital consumer electronics, including digital video recorders, set-top boxes, digital still cameras, camcorders, home video game consoles, MP3 players, car navigation systems, surveillance TV cameras and cell-phones.

ii) Production Enhancement

To meet the growing demand, we are strengthening our production activities in Asian/Southeast Asian countries, such as China, Thailand, Singapore and Philippines, where our customers’ manufacturing operations are predominantly located. The latest developments include the construction of two additional factories in Thailand, whose government grants long-term tax benefits to the foreign HDD component manufacturers operating in the country’s designated economic zone. Both factories, one of which will partially adopt automatic production system, are due to start operation within the year. Under the current plan, we estimate our aggregate production capacity including these new factories will have been increased approximately 40% year on year by the end of 2006. Also, as part of efforts to improve productivity, we are adding emphasizing in-house manufacture of the components and peripheral parts of HDD motors.

2) Expanding the market share of small precision brushless DC motors for non-HDD applications

In tandem with efforts to maintain a strong position in the market for HDD motors, we also seek to increase presence in a broader range of small precision motor markets by extensive use of our technological and manufacturing resources related to brushless DC motors. These non-HDD-oriented brushless DC motors mainly activate optical disk drives, office equipment, and cooling fans for varying purposes. The following are our recent progress in these market segments.

i) Optical Disk Drives

At the forefront of the high-end optical disk drive market, particularly that of Japan, a gradual transition to the next-generation DVD formats referred to as Blu-ray and HD DVD is underway in step with the popularization of high-definition broadcast. As the dominant supplier of brushless DC motors for high-end optical disk drives, we look to the emerging market for new revenue opportunity. In the meantime, we have also been extending our reach into the low-end Asian markets, making extensive use of our technological, scale advantages already established in the high-end field.

Index to Consolidated Financial Statements and Information.

ii) Office Equipment and Cooling Fans

The centerpiece of our strategic approach toward the office equipment applications market is driving replacement demand for our brushless DC motors. In recent years, we have augmented product portfolio to include new brushless DC motor lineups closely directed toward this purpose. With their technological advantages remaining intact, the specifically-designed brushless DC motors apply the most commonly used surface configurations and therefore fit in virtually all installation spaces currently filled by brush/AC motors, significantly saving the customers switching costs. On the marketing front, Nidec and Nidec Copal Electronics have jointly made full-scale sales initiatives to promote the use of the new lines. In the cooling fans business, we are seeing our product mix shifting toward high-value-added lines. With a particular focus on further productivity enhancement, we have taken measures to streamline production, including a review our manufacturing locations.

3) Penetration into the automotive motor market

With emphasis on enhanced driving safety, fuel efficiency and environmental friendliness of automobiles, the automobile industry is going through a phased technological transition toward highly-sophisticated, electronically-controlled automobile drive systems which require a greater number of electric motors than the existing mechanically-controlled system does. We view the automotive motor market as a major source of our future growth and have been proactively investing research and development resources in this area. Automotive applications using our brushless DC motors on a commercial basis presently include hydraulic/electric power steering system and seat/fuel-cell cooling fans. We expect the future application areas to expand into a wider range of riding and handling system, such as electric active suspension/brakes, and more critical driving sources including the engine drive motor system of gas-electric hybrid cars.

4) Mergers and acquisitions to increase technological strength and product portfolio

Effectively shortening the research and development period is increasingly important for us to constantly get to market fast with new products and maintain market leadership. In this respect, corporate acquisitions aimed to strengthen product development capabilities have been and will continue to be an essential element to our business growth. Since 1995, we have acquired a total of twenty-three companies with world-class drive technologies and manufacturing expertise and have utilized these resources to augment our core, small precision motor business. We consider that further steps towards more integrated product development environment will require technologies relating to semiconductor and electronic control unit. From a broader strategic perspective, acquiring access to the large-size motor market, where brush/AC motors are still the mainstream, is also an option matching our aim to increase replacement demand for brushless DC motors. To assist in evaluating our future corporate acquisitions, we have invited seasoned experts from the outside and established an internal think tank division dedicated to mergers and acquisitions in June 2006 (the Corporate Strategy Office).

5) Constant reduction of manufacturing cost to enhance price competitiveness and profitability.

Mitigating the impact of market fluctuations on the company performance is an essential part of managerial efforts. To achieve this, we constantly work on productivity improvements primarily through reasonable reductions in manufacturing cost. Specific measures include shifting production to lower-cost, tax-advantaged overseas locations (particularly those in immediate proximity to our customers manufacturing bases for transport efficiency), and producing more in-house, thereby achieving scale economies.

Index to Consolidated Financial Statements and Information.

6) Increasing presence in all key regional markets

We seek to develop our competitive advantage by increasing presence in the world’ key geographical markets: Asia, North America and Europe. The Asian region, as illustrated by the rapid rise of the Chinese and Indian economies, is assuming greater prominence today not only as the world’s manufacturing center, but also as huge consumer market of enormous growth potential. Building upon advances thus far made in the Southeast Asian countries, we have established and strengthened our manufacturing, logistical and sales capabilities in China over the past few years in step with our customers’ production shift to China. In the Pinghu Economic Development Zone in Zhejiang, we have twelve companies in operation and one in the making on a group-wide basis today. In order to maintain an optimal balance in overseas production, we are now looking at Vietnam’s Saigon High-tech Park (SHTP) for future capacity increases and have established two manufacturing factories to date on the group-wide basis. Our North American and European operations work at the forefront of our overseas sales activities, collecting information on local markets and customers in a manner that helps expand our global business opportunities.

Our Principal Products, Customers and Competition

The following table presents net sales in each of our major categories of products for each of the three years ended March 31, 2004, 2005 and 2006:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2006
	2004	2005	2006
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 106,919	¥ 119,233	¥ 164,575	$ 1,400,996
Other small precision brushless DC motors	34,138	61,066	66,463	565,787
Small precision brush DC motors	5,372	7,980	7,849	66,817
Brushless DC fans	26,047	34,435	34,872	296,859

Sub-total	172,476	222,714	273,759	2,330,459
Mid-size motors	32,574	35,564	37,767	321,503
Machinery	31,240	76,957	73,243	623,504
Electronic and optical components	23,188	128,417	128,791	1,096,374
Others	18,019	22,209	23,298	198,331

Consolidated total	¥ 277,497	¥ 485,861	¥ 536,858	$ 4,570,171

Hard Disk Drive Spindle Motors

We have been providing fluid dynamic bearing hard disk drive spindle motors, offering such motors for 3.5-inch, 2.5-inch, 1.8-inch, 1.0-inch and 0.85-inch hard disk drives. As shown in the table above, our net sales of hard disk drive spindle motors were ¥106,919 million for the year ended March 31, 2004 and ¥119,233 million for the year ended March 31, 2005. For the year ended March 31, 2006, our net sales of hard disk drive spindle motors amounted to ¥164,575 million, representing 30.7% of total net sales.

Index to Consolidated Financial Statements and Information.

We currently have six customers for our hard disk drive spindle motors. All of these customers are major hard disk drive manufacturers. Our six customers are Seagate, Western Digital, Hitachi GST, Fujitsu, Toshiba, Samsung  For the year ended March 31, 2004, sales of hard disk drive spindle motors to our top five customers constituted over 36% of our net sales. For the year ended March 31, 2005, sales of hard disk drive spindle motors to our top five customers constituted over 24% of our net sales. For the year ended March 31, 2006, sales of hard disk drive spindle motors to our top five customers constituted over 30% of our net sales. For the year ended March 31, 2006, Seagate, the world’s largest disk drive manufacturer, represented 10.9% of our net sales, with ¥58,767 million, and Hitachi GST represented 7.9% of our net sales, with ¥42,345 million. We currently supply Seagate, our largest customer, with a majority of its high-end, all of its fluid dynamic bearing hard disk drive spindle motors. We also supply our second-largest customer, Hitachi GST, with a most of its hard disk drive motor requirements. We currently supply substantially all of other leading hard disk drive manufacturers with most of their hard disk drive spindle motors. In the near future, we do not expect to see any new major manufacturers enter the market for 1.0-inch, 1.8-inch, 2.5-inch or 3.5-inch hard disk drives, due to extreme competition in the hard disk drive industry. However, we expect to see new hard disk drive manufacturers, and thus potential new customers, to emerge for 1.8-inch, 1.0-inch and 0.85-inch hard disk drives, as new applications for those hard disk drives are developed.

Currently, there are four major producers of spindle motors for hard disk drives in the world, including us, who together account for almost all of the worldwide market. While we face competition from the other three producers, Minebea, Victor Company of Japan, or JVC, and Panasonic, particularly in the 1.8-inch, 2.5-inch and 3.5-inch hard disk drive motor segments, we currently have a market share of more than majority of the hard disk drive spindle motor market by shipment volume. The hard disk drive industry is almost shifted from motors based on ball bearing technology to those based on fluid dynamic bearing technology, where we believe we have a technological advantage and will gain additional reputation benefits from being one of the first market entrants. At present, we are the largest manufacturer of 2.5-inch fluid dynamic bearing hard disk drive spindle motors. Most 2.5-inch hard disk drives are used in notebook computers. Seagate was the first manufacturer to use fluid dynamic bearing motors in 3.5-inch hard disk drives used in desktop computers and high-end hard disk drives. Moreover, we believe that we are the dominant supplier of spindle motors for their high-end hard disk drives. The fluid dynamic bearing motors that we supply to Seagate are based on the designs developed by Seagate. We also believe that we enjoy a very strong position in the 1.0-inch hard disk drive motor segment, as we are not aware of any other producers of this product at present.

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

We believe that our development activities, which enable us to provide high speed, precision rotation motors and our move to lower-cost, overseas production will maintain and potentially strengthen our competitive position in the market for hard disk drive spindle motors. We are building a new plant in Ransit, Thailand as part of our strategy to produce hard disk drive spindle motors on a larger scale, at lower cost and to have closer contact to our customers, who are increasing relocating their production facilities to China. Although information storage technologies exist that do not utilize hard disk drives, we are not aware of any products that will replace the hard disk drive in the foreseeable future. We believe that demand for hard disk drives will continue to increase in the medium and long term.

Other Small Precision Brushless DC Motors

In addition to our hard disk drive spindle motors and small precision brushless DC fans, our small precision brushless DC motors are used in both computer related devices (including CD-ROM drives, CD-R/W drives, DVD recorders and players and DVD-multi drives) and office equipment (including computer peripherals, copiers, printers and fax machines). Color copiers in particular require a sensitive and smooth dram spin to achieve high-grade printing. Our power transmission drives and brushless motors work together to provide a high-accuracy spin.

Index to Consolidated Financial Statements and Information.

We are in fierce competition with Matsushita Electric Industrial, LG Innotek and Samsung Electric in this market, though we hope to increase our market share through the introduction of new products. Our net sales of other small precision brushless DC motors were ¥34,138 million for the year ended March 31, 2004, ¥61,066 million for the year ended March 31, 2005 and ¥66,463 million for the year ended March 31, 2006. The market trend for slim optical disk drive units, incorporated mainly into laptop computers, is steadily shifting to value-added, CD-R/W-DVD Multi hybrids. We are the main supplier of CD-R/W-DVD Multi hybrid units to two major Taiwan makers, – Lite-on and QSI – and believe that we have a significant share of this market. Another focus of our attention is DVD disk drives incorporated into slim optical disk drive units. We believe that we are in a good position to increase our share in this slim optical disk drive market because spindle motors for these products are required to demonstrate a high degree of rotation accuracy. We have been expanding our market share both in terms of slim and thick types, by targeting products on the higher end of the quality spectrum.

Manufacturers in Korea and Taiwan currently lead the manufacturing market for CD-ROM drives, CD-R/W and DVD devices.  We supply a large portion of brushless DC motors to manufacturers in these countries.  In order to expand our market share, we are making efforts to further reduce our production costs by standardizing our products and by generating scale efficiencies.

We have been increasing our monthly production of brushless DC motors for use in office equipment such as laser printers, fax machines and multimedia equipment, including CD-ROM and CD-R/W drives and DVD drives, to up to fifteen million motors per month during the year ended March 31, 2006. Because we are intentionally expanding our market shares both in slim and thick types, our sales have been steadily increasing since the second half of the year ended March 31, 2001 despite of the severe competition with low-cost manufacturers in Korea and Taiwan. In order to respond to this competition, we have attempted to lower our costs by shifting our production bases to overseas, especially to China where we have established our subsidiary, Nidec (Dongguan) located nearby Shenzhen.

Brushless DC Fans

Our brushless DC fans are used in many types of products, including computers and video game consoles, for the purpose of lowering the temperature of central processing units in these products. In addition, they are used in household appliances, including bidet-toilets, rice cookers, microwave ovens and plasma displays. Our net sales of brushless DC fans accounted for ¥26,047 million for the year ended March 31, 2004, ¥34,435 million for the year ended March 31, 2005 and ¥34,872 million for the year ended March 31, 2006.

Customers for our brushless DC fans include manufacturers of central processing units, computers, computer cases and computer peripherals, laser printers, photocopy machines, projectors, audio/visual equipment, household appliances, game consoles, telecommunications equipment, automobile seats and automobile air conditioners. Overseas, a substantial portion of our sales is to manufacturers of central processing units, computers and computer peripherals. We also have a major position in the fan market for color printers, projectors and mini-component stereo sets. We are also expanding sales of our fans into new markets such as automobile seats and telecommunications equipment. We began selling fans for video game consoles in March 2000, and we believe that we are currently the largest supplier to each of the three major game console manufacturers. In Japan, our primary competitors for brushless DC fans are Minebea-Matsushita and Sanyo Denki. We also face competition from Papst in Germany and Taiwanese companies such as Delta, Sunon and Chenhome, which are generally providing less expensive fans. We are also selling our fans and motors to the manufacturers of digital laser projectors. Texas Instruments, with which we maintain a long-standing business relationship, is a major designer and manufacturer of digital laser projectors, and we expect that from our existing business with Texas Instruments, we will be able to capture a large share of the market for fans and motors in digital laser projectors.

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

Index to Consolidated Financial Statements and Information.

Mid-size Motors

Through Nidec Shibaura Corporation, which was originally a joint venture among Nidec, Shibaura Mechatronics and Toshiba and which became our wholly owned subsidiary in September 2000, we produce mid-size brushless DC motors for household appliances such as washing machines and air conditioners. We are combining the technology and expertise of Nidec Shibaura in household appliance motors with other technologies we have developed through our experience in the spindle motor field. In the area of household appliance DC motors, our principal competitors are Matsushita Electric, Hitachi and several Chinese manufacturers. We also design, develop, manufacture and service mid-size motors for industrial equipment such as pumps and elevators as well as home electrical appliances through Nidec Power Motor. Our net sales of mid-size motors accounted for ¥32,574 million for the year ended March 31, 2004, ¥35,564 million for the year ended March 31, 2005 and ¥37,767 million for the year ended March 31, 2006.

One area into which we have diversified is mid-size motors for power steering. We are currently selling such motors to five car manufacturers through three major power steering manufacturers. We are actively exploring possibilities for collaboration with other suppliers to the automotive industry and plan to enter the U.S. market. We face competition from companies that supply auto parts to the major car manufacturers such as Globe in the United States and Bosch and Siemens VD in Europe.

Machinery

Machinery we design and manufacture includes semiconductor production equipment, such as robots, card readers, die bonders and board testers, high-speed press machines, machine tool equipment for the manufacture of motors, measuring equipment, power transmission equipment and factory automation systems.

Our net sales of machinery accounted for ¥31,240 million for the year ended March 31, 2004, ¥76,957 million for the year ended March 31, 2005 and ¥73,243 million for the year ended March 31, 2006.

The majority of our die bonders and board testers are shipped directly to information technology and semiconductor industry plants.

An active demand for LCD (liquid-crystal-display) TVs drove capital spending by LCD panel makers in Japan, Korea and Taiwan, leading to an increase in sales of Nidec Sankyo’s LCD-substrate transfer robots.

Nidec Sankyo’s card readers were also in high demand, benefiting from the expanded BRICs market and banks’ replacement need for biometric automatic teller machines.

In the meantime, Nidec Tosok’s semiconductor equipment business exhibited different product-specific trends. In contrast with brisk tester sales, the sales of die bonder declined sharply as Nidec Tosok narrowed its production focus to high-yielding lines in an effort to improve profitability.

Electronic and Optical components

 Sales of Nidec Sankyo’s optical pickup units increased in a strong drive to expand market share. However, productivity deteriorated due to a sharp decline in production-yield during the second half period.

Sales of Nidec Copal’s digital camera shutters and lens units slowed during the first half period as the digital camera market entered an inventory-adjustment phase. Nidec Copal brought to market a series of new products during the second half period, with recovering demand in the background. However, low production yield hindered output growth, resulting in the second-half sales falling short of covering the first-half revenue loss.

Index to Consolidated Financial Statements and Information.

Sales of Nidec Copal Electronics’s electronic circuit components for industrial equipment increased moderately, while sales of actuators for home appliances and entertainment devices decreased due to sluggish demand.

Our net sales of electronic and optical components accounted for ¥23,188 million for the year ended March 31, 2004, ¥128,417 million for the year ended March 31, 2005 and ¥128,791 million for the year ended March 31, 2006.

In January and February 2004, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Sankyo Corporation, which have previously been our affiliated companies, became consolidated subsidiaries of the NIDEC group. Nidec Copal Corporation produces lens units and digital camera shutters, Nidec Copal Electronics Corporation manufactures electronic parts and Nidec Sankyo Corporation manufactures optical pickups.

Other products

“Other products” have progressed favorably due to strong sales of new products from our major customers in North America, Europe and Japan, to which automotive component parts manufactured by Nidec Tosok Corporation are supplied. Our net sales of other products accounted for ¥18,019 million for the year ended March 31, 2004, ¥22,209 million for the year ended March 31, 2005 and ¥23,298 million for the year ended March 31, 2006.

Sales of Nidec Tosok’s automotive parts increased, driven by high demand for newly-marketed continuously variable transmission (CVT) and expanded customer base. Sales of pivot assemblies for use in hard disk drives also increased, benefiting from the expanded hard disk drive market. This business segment marked a moderate year-on-year sales increase by offsetting impact of price pressure and inventory adjustments.

Sales

We regard a timely response to consumer demands as the most important aspect of service. By establishing a sales base in many regions, both inside and outside Japan, we have established a global sales network which covers the world’s key motor markets. As of March 31, 2006, we had 90 sales and marketing offices in Japan, 13 in the United States, 2 in Europe and 31 in the rest of Asia.

In Japan, products are mainly sold to customers directly through Sales Departments, which employed 930 staff members as of March 31, 2006. Some products are also sold through sales representatives. We have sales bases and sales branches in various regions in Japan, such as Tokyo, Osaka, Aichi (Nagoya), Fukuoka, Kanagawa, and Hiroshima. Since most of our customers have a technical development department in Japan, we work to expand new demand by meeting the diversified needs of our customers through these sales departments and seek to quickly respond to changes in the market.

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

Index to Consolidated Financial Statements and Information.

The following table presents a breakdown of total revenues by geographic market for the three years ended March 31,2004, 2005 and 2006:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2006
	2004	2005	2006
Sales and operating revenue:
Japan	¥ 149,392	¥ 292,822	¥ 294,307	$ 2,505,380
U.S.A.	5,378	8,200	8,398	71,491
Singapore	39,056	59,989	72,970	621,180
Thailand	36,610	42,653	56,246	478,812
The Philippines	2,230	5,557	6,848	58,296
China	13,439	23,771	30,565	260,194
Other	31,392	52,869	67,524	574,818

Consolidated total	¥ 277,497	¥ 485,861	¥ 536,858	$ 4,570,171

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

Production

We specialize in the field of “Everything that Spins and Moves” centering on drive technology products, namely motors, and have acquired large market share for many of our products by reinforcing motor-related technology and application engineering through mergers and acquisitions. As a result, we have been successful in expanding sales and profits by taking advantage of new market opportunities and demand trends. We divide operations into the five business segments discussed below. While development and design engineering are mostly conducted in Japan, production of small precision motors is conducted in various Asian countries, including Thailand, the Philippines, Singapore and China, based on our basic policy of producing products close to the production sites of our customers. While some mid-size motors are being produced in Japan, production of mid-size motors has been increasingly shifted toward Thailand and China, mainly for cost advantage. Machinery is still being produced mostly in Japan.

Small Precision Motors

We produce most of our small precision motors, such as spindle motors for HDDs, brushless DC motors and fan motors in our overseas manufacturing subsidiaries in Thailand, the Philippines, Singapore, Vietnam and China. In addition, we established joint ventures with NTN Corporation in China in August 2002, then in Thailand November 2005. The joint ventures are producing fluid dynamic bearing units using oil impregnated sintered-alloy metal for our spindle motors for HDDs. These production operations in Asia and Southeast have resulted in cost reductions in relation to such factors as capital expenditure, labor costs and taxes. Also, as part of efforts to facilitate production cost reduction, we are promoting the internalization of motor parts in these sites.

Index to Consolidated Financial Statements and Information.

We have established research and development centers in Japan, which develop new designs and more efficient processing/production technology in order to create advanced new products. In particular, our technical development centers in Kyoto, Shiga, Nagano and Tottori have been engaged in design and prototype production for new-products  and are promoting the a full transfer of their technical expertise, including formation of mass production lines, to our overseas plants.

Mid-Size Motors

The design and development of the mid-size motors is conducted in Shiga, Fukui and Fukuoka prefectures in Japan. Shiga branch handles mid-size brushless DC motors for vehicles responding to an increase in demand for fuel-efficient vehicles generating less emission, Fukui branch deals with mid-size brushless DC motors for consumer electronics and housing facilities, which are equipped with energy-saving, low noise and longer life features, and Fukuoka branch handles mid-size motors for energy-efficient machinery. Production of those products is conducted in Japan, Thailand and in China. Production bases in Japan provide technical support to manufacturing subsidiaries in Thailand and in China.

Machinery

Semiconductor manufacturing equipment, automatic measuring equipment, image processing equipment, high-speed press machines, printed-circuit-boards inspection equipment, industrial robots and card readers, have mainly been designed, developed and manufactured in Japan. Some of our measuring equipment and high-speed press machines are being manufactured in China.

Electronic and optical components

We produce encoders, optical components such as camera shutters, lens units and optical pick-up units, electronic parts including pressure sensors, electronics circuit parts and actuators, as a result of Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Sankyo Corporation (then Sankyo Seiki Mfg. Co., Ltd.) becoming our consolidated subsidiaries in January and February 2004. Shutters and lens units for various cameras are developed and designed by Nidec Copal Corporation in Japan and produced in Japan, Thailand and China. Nidec Sankyo Corporation develops, designs and manufactures electronic components such as actuators and optical pick-up units, which are being produced in Singapore and China. Electronic components such as pressure sensors and electronics circuit parts are being developed, designed by Nidec Copal Electronics Corporation in Japan and manufactured in Japan and China.

Others

“Others”, consists of pivot assemblies and automotive parts. Our manufacturing subsidiary in Singapore conducts the development, design and manufacture of pivot assemblies. Automotive parts are being developed and designed in Japan and produced in Japan and Vietnam.

Suppliers

We purchase components, raw materials, equipment relevant to the manufacture of our products from various suppliers selected on the basis of superiority in product price, product quality, production lead-time, and associated services. We believe that this policy encourages suppliers to develop technological expertise and cost competitiveness. A large portion of such procurements, except some components for printed circuits, is locally available. We believe that the materials and components necessary for our manufacturing operations are presently available both in quantity and quality.

Key motor parts outsourced are, pressing and stamping parts for the production of hubs, stator cores, and die casts used in brackets motors are mounted on. Other products outsourced include printed-circuit components, including integrated circuits and electromagnetic steel sheets, as well as other electronic parts. In the past, we purchased base plates for motors from suppliers, but now we produce such base plates. Once in the past, an increase in demand for printed circuits caused shortage of relevant electronic components, including integrated circuits. If similar difficulties should occur in the future, we would be compelled to build stock to meet demand.

Index to Consolidated Financial Statements and Information.

In January and February 2004, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Sankyo Corporation (then Sankyo Seiki Mfg. Co., Ltd.) became our consolidated subsidiaries. Since then these companies have been shifting production overseas in order to reduce production costs and increase competitive strength, while improving the framework for purchasing quality control.

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

The Restriction of Hazardous Substances Directive (RoHS) 2002/95/EC is a set of regulations regarding the sale and use of certain restricted substances in electrical and electronic equipment, designed to prevent environmental and health hazards attributable to inappropriate disposal, or time degradation of products.

From July 1, 2006, any new electronic or electrical equipment sold in the EC must not contain the following hazardous substances in excess of the permitted levels.

Mercury

Cadmium

Lead

Hexavalent chromium

PBB (polybrominated biphenyl)

PBDE (polybrominated diphenyl ether)

Index to Consolidated Financial Statements and Information.

The directive indicates only products entering the EU must be in compliance. Still, we consider the Directive essentially covers our whole lines of products because of the possibility that products we make and sell elsewhere could be eventually destined for the EU as components of other companies’ products.

Our Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2004	2005	2006

Japan	7,486	7,222	7,550
North America	330	284	197
Asia (other than Japan)	51,315	62,647	70,943
Europe	9	16	31

Total	59,140	70,169	78,721

Japan

In Japan, as of March 31, 2006, we had 7,550 employees. 3,424 of these employees were engaged in manufacturing operations, 1,796 in research and development and 930 in retail business activities.

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

Overseas

As of March 31, 2005, we had 70,943 employees overseas. 65,952 of these employees were engaged in manufacturing operations, 76 in research and development and 375 in retail business activities.

No material strikes and/or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

Intellectual Property

As of March 31, 2006, we owned approximately 1,599 issued patents, 139 utility model registrations and 287 trademarks in Japan as well as 551 issued patents and 17 trademarks in the United States. Every year, we file additional patent applications in Japan, some of which we also file in the United States. We also seek patent protection in various other foreign jurisdictions where we manufacture or sell our products. As of March 31, 2006, we had a total of 4,902 patent and utility model applications pending in Japan and in foreign jurisdictions. While we believe that our patents are important, in general, no single or group of related patents is essential to us or any of our principal business segments.

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

Legal Proceedings

On December 9, 2004, NEC Corporation (NEC) filed a lawsuit against us in the Tokyo District Court claiming that NEC had a loss of ¥174 million ($1,481 thousand) resulting from unamortized equipment for its products and other costs caused by a stoppage of purchases of its products by us. Though we have rebutted the entire claim by NEC, based on the Judge’s strong recommendation for settlement, we have held discussions with experts on the possibility of accepting settlement with NEC. As a result, on March 2, 2006, we reached a litigious settlement with NEC by paying 10% of the amount of money claimed by the company.

On February 15, 2005, we filed a patent infringement lawsuit with the Northern District of California in U.S. A against Victor Company of Japan, Limited and its subsidiary, JVC Components (Thailand) Co., Ltd., and their sales agents, Kabushiki Kaisha Agilis and Agilis Technology Inc. (collectively “JVC”), charging them with infringing its U.S. Patent Nos. 5,667,309, 6,554,476, 6,343,877 and 6,793,394. The four patents cover our fluid dynamic bearing technology used in spindle motors found in computer hard disc drives. JVC has supplied and continues to supply spindle motors to hard disc drive manufacturers without a license under these patents. We brought this action to prevent JVC from selling, distributing or importing infringing spindle motors in the United States, and from selling or distributing such motors for incorporation into hard disc drives sold, distributed or imported in the United States. In addition, we seek compensatory damages for JVC’s infringement, as well as treble damages for willful infringement and recovery of our attorneys’ fees, as permitted under United States Patent law.

On April 19, 2005, a group of 62 U.S. Music Copyright holders including BOURNE CO., (collectively “Plaintiffs”) filed a lawsuit in the Southern District Court of New York, alleging that five companies and one individual, including Nidec Sankyo Corporation and two of its other consolidated subsidiaries of Company (collectively “Defendants”) had been concerned in sales of allegedly infringing music-box movements which were imported into U.S. by several U.S. importers. An investigation found out that the importers had not paid copyright royalty for the music-box movements, and that sales effort by Nidec Sankyo and the two subsidiaries could be regarded as sales effort for the importers, and therefore could become a reason to find Nidec Sankyo’s and the two subsidiaries liable for copyright law violation.  Nidec Sankyo and the two subsidiaries have therefore discussed with the Plaintiffs and sought solutions while having discussions with the other Defendants. As a result, even though a settlement agreement is yet to be concluded, the Court dismissed the case on May 24, 2006 on condition that a request to reopen the case will not be made within 60 days. The negotiation for settlement is at the final stage, and after the agreement is concluded, both the Plaintiffs and the Defendants will be able to reveal the content of the agreement upon approval.

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

Index to Consolidated Financial Statements and Information.

C. Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2006:

Name	Country	Principal business	Net sales for the year ended March 31, 2006	Issued share capital as of March 31, 2006	Percentage owned by us as of March 31, 2006
					(%)
Consolidated subsidiaries
Nidec America Corporation	U.S.A	Manufacture and sales of fans and precision motors	US$25,027 thousand	US$82 thousand	100.0%
Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	US$170,965 thousand	US$20,000 thousand	100.0%
Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors and fan motors	US$429,553 thousand	US$35,500 thousand	100.0%
Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors	US$135,821 thousand	US$10,000 thousand	100.0%
Nidec Electronics GmbH	Germany	Sales of spindle motors for hard disk drives and fans	EUR34,926 thousand	EUR153 thousand	100.0%
Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	PP14,900 million	PP1,400 million	99.9%
Nidec (H.K.) Co., Ltd.	Hong Kong	Sales of parts for our products and sales of spindle motors	HK$1,871,283 thousand	HK$800 thousand	99.9%
Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies	US$557,658 thousand	US$4,656 thousand	100.0%
Nidec Taiwan Corporation	Taiwan	Sales of fans	NT$3,851,589 thousand	NT$5,000 thousand	100.0%
Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	TB31,923 million	TB1,950 million	99.9%
Nidec Subic Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	PP4,941 million	PP1,585 million	100.0%
Nidec (Shanghai) International Trading Co., Ltd.	China	Sales of small brushless DC motors	CNY132,732 thousand	CNY1,655 thousand	100.0%
Nidec Nemicon Corporation	Japan	Manufacture and sales of rotary encoders, proximity sensors and other electronic equipment	¥3,042 million	¥230 million	95.2%
Nidec Power Motor Corporation	Japan	Manufacture and sales of mid-size motors and small AC motors	¥10,581 million	¥2,000 million	91.7%
Nidec Shibaura Corporation	Japan	Manufacture and sales of small AC motors	¥28,61230,892 million	¥1,000 million	100.0%
Nidec Copal Electronics Corporation *	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	¥22,599 million	¥2,362 million	55.4%

Index to Consolidated Financial Statements and Information.

Name	Country	Principal business	Net sales for the year ended March 31, 2006	Issued share capital as of March 31, 2006	Percentage owned by us as of March 31, 2006
					(%)
Nidec Copal Corporation *	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	¥63,094 million	¥11,080 million	57.5%
Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	¥8,067 million	¥450 million	100.0%
Nidec System Engineering (Zhejiang) Corporation	China	Manufacture of factory automation equipment	CNY166,049 thousand	CNY41,384 thousand	100.0%
Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery and testers	¥8,825 million	¥100 million	60.0%
Nidec-Shimpo Corporation	Japan	Manufacture and sales of power transmission drives, control devices, measuring and factory automation equipment, ceramic and wood art equipment, and others	¥18,122 million	¥2,592 million	100.0%
Nidec Tosok Corporation *	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, semiconductor manufacturing machinery, air/electronic gauges, precision ball screws, and other precision measuring devices and manufacture of fan motors	¥26,518 million	¥5,087 million	65.0%
Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	¥2,469 million	¥86 million	100.0%
Nidec Sankyo Corporation *	Japan	Manufacture and sales of motors, optical pickup units, automated teller machines, home appliance components, factory automation equipment	¥121,994 million	¥35,270 million	55.6%

Note:  * - Listed on one or more stock exchanges in Japan

Index to Consolidated Financial Statements and Information.

Joint Venture with NTN Corporation

On August 28, 2002, Nidec and NTN Corporation established a joint venture, NTN-Nidec (Zhejiang) Corporation, in Pinghu City located near Shanghai, China.

Nidec hold 40% and NTN holds 60% of the equity of the joint venture. The breakdown of initial paid-in capital of $6.5 million was $2.6 million from Nidec and $3.9 million from NTN. The purpose of the new joint venture company is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for hard disk drive motors. Production started in April 2003.

A sintered-alloy-based fluid dynamic bearing units by the new joint venture will be used in our fluid dynamic bearing motors for hard disk drives.  Those motors are sold mainly to the computer/server market through Nidec Corporation.  And in order to expand the market further, the joint ventures have turned their eyes to promising markets such as the audio-visual market and the mobile market, as the demand of hard disk drives in those markets are increasing dramatically.

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

After the success of the joint venture NTN-Nidec (Zhejiang) Corporation in China, Nidec and NTN Corporation established second joint venture, NTN-Nidec (Thailand) Corporation, in Rayong Province located at the south of Bangkok Metropolis, Thailand on November 9, 2005.

Nidec hold 40% and NTN holds 60% of the equity of the new joint venture. The first capital of 360 million Baht is paid by NTN last November. In March 24, 2006, Nidec paid the increased capital of 240 million Baht.

Same as the first joint venture in China, the purpose of the second joint venture is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for hard disk drive motors. Production started in June 2006.

In addition to 7.5 million pieces per month production capability of NTN-Nidec(Zhejiang) Corporation, in March 2007, NTN-Nidec (Thailand) will also produce 7.5 million pieces per month, which leads to 15 million pieces production capability.

Index to Consolidated Financial Statements and Information.

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2006, we operated manufacturing and sales facilities through 23 Japanese subsidiaries and 71 foreign subsidiaries. These facilities are located in Japan, China, Taiwan, Singapore, Thailand, Malaysia, South Korea, Indonesia, the Philippines, Vietnam, Canada, the United States and Europe.

The following table sets forth information, as of March 31, 2006, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function

In Japan
Corporate Headquarters and Central Technical Laboratories (1)	Japan	36,119	Basic research and development and fluid dynamic bearing technology development
Nidec-Shimpo Corporation	Japan	29,322	Manufacturing of power transmission equipments and measuring equipment
Nidec Copal Corporation Koriyama Technical Center	Japan	23,642	Development design and material procurement
Nidec Tosok Corporation Headoffice and Technical Center (1)	Japan	20,949	Manufacturing of measuring equipments and semiconductor equipment
Shiga Technical Development Center (1)	Japan	20,596	Research and development and manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, mid-size motors for automobiles and pumps and precision motors
Nidec Sankyo Komagane Facility	Japan	19,741	Manufacturing of motor-driven actuator units and DC motors for PC peripheral devices
Nidec Copal Corporation Shiojiri Factory	Japan	18,989	Manufacturing of mini-laboratory system
Nidec Shibaura Corporation Head Office	Japan	18,517	Manufacturing and sales of mid-size motors
Nidec Tosok Corporation Yamanashi Factory	Japan	15,044	Manufacturing of components for automobiles
Nidec Copal Precision Parts Corporation Koriyama Factory	Japan	13,615	Manufacturing of precision dies, press stamping components, injection molding components and surface treatment processing components
Nidec Copal Electronics Corporation Sano Factory (1)	Japan	11,393	Manufacturing and sales of precision automotive parts
Nidec Sankyo Ina Facility	Japan	11,298	Manufacturing of robots
Mineyama Precision Machining Center (1)	Japan	11,070	Research and development and manufacturing of spindle motors for hard disk drives (both ball bearing and fluid dynamic bearing)
Nidec Nissin Head office and Chino factory	Japan	10,536	Forming of plastic and plastic lens and dies

Index to Consolidated Financial Statements and Information.

Facility name	Location	Floor space (square meters)	Principal products and function

Outside Japan
Nidec Philippines Corporation (3)	Philippines	131,455	Manufacturing of spindle motors for hard disk drives
Nidec Tosok (Vietnam) Co., Ltd.	Vietnam	47,412	Manufacturing of fans and components for automobiles
Nidec (Dalian) Limited (2)	China	46,338	Manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, fans and components for precision motors
Nidec Electronics (Thailand) Co., Ltd. Rojana Factory	Thailand	38,600	Manufacturing of spindle motors for hard disk drives
Nidec Subic Philippines Corporation	Philippines	35,786	Manufacturing of spindle motors for hard disk drives
Nidec (Dong Guan) Corporation (2)	China	30,880	Manufacturing of small brushless DC motors for PC peripheral devices and office automation equipment
Nidec Copal (Zhejiang) Co.,Ltd .	China	29,335	Manufacturing of components and lens cones for digital still cameras and mini-laboratory systems
Nidec (Zhejiang) Corporation (2)	China	29,000	Manufacturing of spindle motors for hard disk drives and assembling motors and accessories
Nidec Shibaura (Zhejiang) Co., Ltd.	China	22,700	Manufacturing of mid-size motors
Nidec Sankyo (Fuzhou) Co.,Ltd.	China	20,540	Manufacturing of optical pickup units
Nidec Precision (Thailand) Co., Ltd. (4)	Thailand	19,560	Manufacturing of components for hard disk drive spindle motors
Nidec Copal (Thailand) Corporation	Thailand	16,450	Manufacturing of camera components and micro motors
Nidec-Shimpo (Zhejiang) Co., Ltd.	China	15,557	Manufacturing of power transmission drives
Nidec Nissin (Dalian) Corporation	China	14,436	Manufacturing of engineering plastic dies and moldings
Nidec Pigeon (H.K.) Co., Ltd.	Hong Kong	14,254	Manufacturing and sales of Mechanism for audio
Nidec System Engineering (Zhejiang) Corporation (2)	China	13,940	Manufacturing of factory automation equipment
Nidec Nissin (H.K.) Co., Ltd.	Hong Kong	13,780	Forming of plastic and plastic lens
Nidec Shibaura Electronics (Thailand) Co., Ltd.	Thailand	13,410	Manufacturing of mid-size motors
Nidec Sankyo Singapore Pte. Ltd.	Singapore	13,045	Manufacturing of stepping motors and motor-driven actuator units
Sankyo Electronics (Shaoguan) Co., Ltd.	China	12,300	Manufacturing of motor-driven actuator units
Nidec Sankyo Taiwan Corporation	Taiwan	11,790	Manufacturing of parts
Nidec High-Tech Motor (Thailand) Co., Ltd. (4)	Thailand	11,650	Manufacturing of fluid dynamic bearing spindle motors
Nidec Copal Electronics (Zhejiang) Co., Ltd.	China	10,400	Manufacturing of actuator

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

Index to Consolidated Financial Statements and Information.

As of March 31, 2006, the aggregate book value of the land and buildings we owned was ¥125.1 billion, and the aggregate book value of machinery and equipment we owned was ¥210.1 billion. We lease other equipment that we use in our operations.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2006 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Index to Consolidated Financial Statements and Information.

Item 5. Operating and Financial Review and Prospects

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

Overview

Market Environment for Hard Disk Drive Spindle Motors

Sales of hard disk drive spindle motors, mainly to major hard disk drive manufacturers account for the most significant portion of our sales, and constituted 30.7% of our total sales for the year ended March 31, 2006.

According to Techno Systems Research Co., Ltd. (TSR), a Japanese research institute specializing in technological industries, 84.2% of hard disk drives were used for PCs and the rest were used for non-PC products such as game consoles, DVD recorders and portable audio units for the calendar year ended December 31, 2005.

During the year ended March 31, 2006, we believe that almost all hard disk drive manufacturers in the world, with a few exceptions, shifted from conventional ball bearing motors to fluid dynamic bearing motors.

Reflecting the recent rapid worldwide expansion in demand for digital devices, such as PCs, hard disk drives (HDD) recorders, digital audio players, car navigation systems and game machines demand for HDDs has increased dramatically. According to TSR, world-wide HDD shipments increased by around 25% in calendar year 2005 compared to calendar year 2004, although the average sales price of HDDs declined by approximately 2%. Our average sales price of hard disk drive spindle motors rose by approximately 4% in Japanese Yen terms and fell by approximately 1% in US Dollar terms during the year ended March 31, 2006 due to the depreciation of the Japanese Yen against the US Dollar. During the year ended March 31, 2006, our shipments of hard disk drive spindle motors increased by 32% and our sales increased by 38%, reflecting, we believe changes in our product mix of hard disk drive spindle motors, especially the increase of motors for 2.5-inch HDDs and motors for HDDs smaller than 1.8-inches.

The increase in the shipments of HDDs was attributable to the strong demand for notebook PCs and consumer electronics. We have seen an increasing number of our customers establish their hard disk drive production centers in Asia, as they have been attracted by these countries’ low production cost environment. We believe that the migration of our customers’ production facilities to Asian and Southeast Asian countries will continue for the next several years.

We have been responding to the trends described above by taking the following steps:

•

We are expanding manufacturing and assembly operations in China and other low-cost production locations, such as Thailand and the Philippines.

•

We are expanding the manufacture of a new type of fluid dynamic bearing spindle motor using oil-impregnated, sintered-alloy metal. The use of sintered-alloy metal, due to its fitness for molding and press work, significantly lessens dependence on the comparatively lengthy machining process during production of other spindle motors, and therefore substantially reduces processing cost per unit.

•

We are expanding the percentage of components we produce in-house.

Index to Consolidated Financial Statements and Information.

We believe that, by taking these steps, we are achieving cost savings that outweigh the decrease in average unit prices. In addition, we have been increasing total revenue from fluid dynamic bearing spindle motors in new non-computer markets, a trend we believe will continue. This, we believe, reflects strong demand for our hard disk drive motors, especially from manufacturers of new consumer electronics and home entertainment applications.

Market Environment for Other Small Precision Brushless DC Motors

Most of our revenues from sales of other DC motors, which accounted for 12.4% of our total net sales for the year ended March 31, 2006, are derived from the sales to manufacturers of CD-ROM, COMBO (CD-R/W drive combined with DVD-ROM drive) drives and writable DVD drives.

We believe that the market for CD-ROM drives is reaching maturity. On the other hand, the markets for COMBO drives and writable DVD drives are growing, in part as replacements for CD-ROM drives. Despite a recent strong demand for computers, especially for notebook PCs, there is significant downward pressure on the pricing for these drives. Accordingly, some of our small precision brushless DC motors, particularly for use in CD-ROM drives, have been experiencing downward pricing pressure, while the demand for other uses, particularly in COMBO drives and writable DVD drives in non-computer products, has been growing. We expect to become more competitive in these markets, as our production costs decline as a result of standardizing our product lines and we achieve the effects of mass production.

Market Environment for brushless DC Fans

We sell our brushless DC fans, which accounted for 6.5% of our total net sales for the year ended March 31, 2006, to various manufacturers of computers, computer peripheral, game consoles, photocopy machines, projectors and household appliances such as refrigerators. We also sell brushless DC fans, which are used to cool automobile seats.

Sales of brushless DC fans are primarily affected by the general market demand for the products that incorporate them. For several years prior to calendar year 2003, the demand for brushless DC fans used for game consoles increased substantially. However, during the last three fiscal years ended March 31, 2004 to 2006, such demand dropped substantially, mainly due to a peak in the global demand for game machines, which had a negative effect on the market for brushless DC fans. Despite significant decreases in sales of brushless DC fans, we have seen strong demand for fans directed to the high-end segments of the PC, server, and MPU cooler markets. Demand for our brushless DC fans is also increasing in the market for household electric appliances, as represented by microwave ovens, warm water toilet seats and refrigerators. In addition, we believe, new demand for our brushless DC fans for use in next generation game consoles is scheduled to be introduced to the market some time this fiscal year ending March 31, 2007.

Market Environment for Mid-size Motors

We sell mid-size motors, which accounted for approximately 7.0% of our total net sales for the year ended March 31, 2006, to home electric appliance, industrial machine and automobile power steering system manufacturers.

Index to Consolidated Financial Statements and Information.

The demand for power steering systems that incorporate mid-size brushless DC motors and help conserve energy has been increasingly growing. An increasing number of power steering system manufacturers have shifted to producing such power steering systems, as opposed to the conventional engine-driven type that uses belts. Although this shift in demand has been increasing, we believe that it will take some more time before the acceptance of power steering systems that use mid-size brushless DC motors reaches a high level of our mass production of these motors, since the evaluation of samples that must take place prior to the introduction of a new product takes a comparatively long period of time in this industry. Also, in recent years there has been increased demand for mid-size brushless DC motors for automobiles for use engine rooms and hybrid engine systems. To comply with those demands and to secure the orders for the coming year , we have made significant expenditures for research and development. In addition, there has recently been increased demand for mid-size brushless DC motors for household appliance products, including air conditioners and dish washers that use mid-size brushless DC motors.

However, during the fiscal year ended March 31, 2006 , mid-size brushless DC motors for use in home electric appliances and industrial machines suffered increases in raw material prices, particularly the prices of cupper and aluminum in the second half of the year. In this segment, mainly due to a steep rise in raw material prices, operating income decreased by ¥2,119 million as compared to the previous period, to minus ¥1,863 million.

Market Environment for Machinery

Sales of our machinery, which accounted for approximately 13.6% of our total net sales for the year ended March 31, 2006, include sales of industrial robots, card readers, high-speed pressing machines and die bonders. The sales decrease in the year ended March 31, 2006 is due to a decrease in sales of laboratory systems to Agfa Photo GmbH, which declared bankrupcy during the year, as well as to decreases in semiconductor manufacturing device, such as die bonders. These decreases more than offset increases in sales of industrial robots, especially liquid crystal substrate handling robots and card readers for ATMs. We expect the demand for liquid crystal substrate handling robots and the increase in sales of card readers to increase further because demand for flat panel TVs which use liquid crystal substrates is rapidly increasing world-wide and demand for card readers are increasing significantly in Brazil, Russia, India and China.

Market Environment for Electronic and Optical Components

We sell electronic and optical components, which accounted for approximately 24.0% of our total net sales for the year ended March 31, 2006, to digital camera and optical disk drive manufacturers.

In the field of optical pickup units for computer optical disk drives, sales expanded over the previous year due to increased orders. However, there was a delay in our adoption of technology, which significantly reduced production yield and profitability. We believe the overall market for optical pickup units expanded during the fiscal year due to the strength of healthy demand for high-end optical disk drives used in notebook PCs and DVD recorders.

Sales of our shutters and lens units decreased over the previous fiscal year, primarily due to inventory adjustments in the first half of the year.

Index to Consolidated Financial Statements and Information.

Effects of Our Recent Acquisitions Activities on Our Financial Statements

As discussed under Item 4.A of this annual report, we have sought growth by investing in or acquiring companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies we seek to acquire. Our approach has been to identify underperforming companies with advanced products and technologies. In the past years, we have acquired substantial interests in a number of major companies, several of which were public companies in Japan.

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

In February 2002, we made an additional acquisition of approximately 1.1% of the common stock of Nidec-Shimpo Corporation and made it our majority-owned subsidiary. As a result of this acquisition, Nidec Read Corporation, Nidec Tosok Corporation and other affiliated companies also became our majority-owned subsidiaries.

We acquired additional shares of common stock of Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd.(currently named Nidec Sankyo Corporation), which had previously been accounted for by the equity method, in January and February 2004. Our ownership interests in these companies increased to over 50%, and our consolidated financial statements now include the accounts of these majority-owned subsidiaries from their acquisition dates.

During the years ended March 31, 2004 and 2005, our equity-method affiliates recorded contributed ¥156,818 million and ¥10,319 million to net sales, ¥22,291 million and ¥1,088 million to gross profit (net sales minus and cost of products sold), and ¥5,069 million and ¥45 million to net income, respectively. Earnings (loss) from equity-method investment in affiliated companies amounted to ¥2,522 million and ¥(34) million for the year ended March 31, 2004 and 2005, respectively. The decrease in net sales, gross profit, net income and earnings from equity-method investments in affiliated companies for the year ended March 31, 2005 compared with the previous year was primarily due to the consolidation of Nidec Copal Corporation and Nidec Copal Electronics Corporation as subsidiaries in January and February 2004, respectively.

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

Trends for the Year Ending March 31, 2007

We believe that we face multiple factors of uncertainty surrounding our businesses for the fiscal year ending March 31, 2007. Although a large number of Japanese corporations, including in the industries in which we operate, reported high operating profits for the fiscal year ended March 31, 2006, mainly due to strong demand from Asian countries, especially from China, it remains unclear how the Chinese economy will respond to exchange fluctuations and whether such strong demand will last.

Further, there is a concern that political instability, including the situation concerning North Korean situation, may give rise to adverse effects on corporate activities. In addition, our business will be significantly affected depending on whether the recent divergence between product prices and raw material prices will be corrected or expand.

Under such changing circumstances, while it is impossible to accurately forecast demand, our group will continue to pursue challenges not only in the motor business but also new growth by expanding the scope of related technologies. We expect that the machinery segment and electronics and optical components segment of the group companies will gradually improve for the year ended March 31, 2007 and continue to grow in accordance with overall economic recoveries in their respective markets.

The foregoing statements regarding the year ending March 31, 2007 are forward-looking statements based on our assumptions and beliefs as to economic and market conditions. Our performance under those conditions and other factors are subject to the qualifications set forth in the “Special Note Regarding Forward-looking Statements” under Item 3.D of this annual report. Our actual results of operations could vary significantly from those described above, as a result of factors such as:

•

a decline in the demand for computer hard disk drives and related information technology products and consumer home electronics contained hard disk drives that incorporate our motors, or a longer than expected delay in the recovery of such demand;

•

a downward movement in the pricing of our motors due to efforts by competing manufacturers to reduce excess inventory or to gain market share;

•

a general decline in the global economy, particularly levels of consumer spending and capital investment;

•

our ability to mass produce and win market acceptance of our products, particularly those that use new motor technology;

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

Index to Consolidated Financial Statements and Information.

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years in the period ended March 31, 2006.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Net sales	¥ 277,497	¥ 485,861	¥ 536,858	$ 4,570,171
Operating expenses:
Cost of products sold	218,189	370,938	413,012	3,515,893
Selling, general and administrative expenses	28,542	35,340	41,188	350,626
Research and development expenses	8,751	25,918	29,232	248,847

	255,482	432,196	483,432	4,115,366
Operating income	22,015	53,665	53,426	454,805
Other income (expense):
Interest and dividend income	362	929	1,664	14,165
Interest expense	(862)	(871)	(1,362)	(11,594)
Foreign exchange (loss) gain, net	(3,149)	2,377	7,866	66,962
(Loss) gain on derivative instruments, net	(5)	(175)	75	639
Gain from marketable securities, net	816	1,586	3,869	32,936
Gain (loss) from sales of investments in affiliated companies	45	(3)	-	-
Other, net	417	(218)	(1,160)	(9,875)

	(2,376)	3,625	10,952	93,233
Income before provision for income taxes	19,639	57,290	64,378	548,038
Provision for income taxes	(5,424)	(12,847)	(15,213)	(129,505)

Income before minority interest and equity in earnings of affiliated companies	14,215	44,443	49,165	418,533
Minority interest in income of consolidated subsidiaries	648	10,954	8,170	69,550
Equity in net (income) / losses of affiliated companies	(2,522)	34	46	392

Net income	¥ 16,089	¥ 33,455	¥ 40,949	$ 348,591

Index to Consolidated Financial Statements and Information.

Results of Operations – Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net Sales

	Yen in millions
	2005	2006	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 119,233	¥ 164,575	¥ 45,342	38.0%
Other small precision brushless DC motors	61,066	66,463	5,397	8.8
Small precision brush DC motors	7,980	7,849	(131)	(1.6)
Brushless DC fans	34,435	34,872	437	1.3

Sub-total	222,714	273,759	51,045	22.9
Mid-size motors	35,564	37,767	2,203	6.2
Machinery	76,957	73,243	(3,714)	(4.8)
Electronic and optical components	128,417	128,791	374	0.3
Others	22,209	23,298	1,089	4.9

Consolidated total	¥ 485,861	¥ 536,858	¥ 50,997	10.5%

Details will be described by segment below.

Net sales of our hard disk drive spindle motors increased ¥45,342 million, or 38.0%, from ¥119,233 million for the year ended March 31, 2005 to ¥164,575 million for the year ended March 31, 2006. This increase was primary due to an increase of 32.5% in the sales volume of hard disk drive spindle motors compared to the same period of the previous fiscal year, resulting primarily from an increase in net sales of 2.5-inch and 3.5-inch motors for notebook PCs, new consumer electronics and home entertainment applications.

Net sales of hard disk drive spindle motors accounted for 24.5% of total net sales for the year ended March 31, 2005 and 30.7 % of total net sales for the year ended March 31, 2006.

Net sales of our other small precision brushless DC motors increased ¥5,397 million, or 8.8%, from ¥61,066 million for the year ended March 31, 2005 to ¥66,463 million for the year ended March 31, 2006, primary due to an increase in net sales of Nidec (Dalian) Limited.

Net sales of our other small precision brushless DC motors accounted for 12.6% of total net sales for the year ended March 31, 2005 and 12.4% of total net sales for the year ended March 31, 2006.

Net sales of our brushless DC fans increased ¥437 million, or 1.3%, from ¥34,435 million for the year ended March 31, 2005 to ¥34,872 million for the year ended March 31, 2006. This slight increase was primary due to the fact that our top customer has adopted just-in-time management processes, which delayed our sales recognition..

Net sales of our brushless DC fans accounted for 7.1% of total net sales for the year ended March 31, 2005 and 6.5% of total net sales for the year ended March 31, 2006.

Net sales of our mid-size motors increased ¥2,203 million, or 6.2%, from ¥35,564 million for the year ended March 31, 2005 to ¥37,767 million for the year ended March 31, 2006. This increase was primarily due to an increase in net sales of motors for power steering in automobiles and for home appliances. Net sales of motors for power steering in automobiles increased ¥1,190 million compared to the same period of the previous fiscal year.

Net sales of our mid-size motors accounted for 7.3% of our total net sales for the year ended March 31, 2005 and 7.0% of total net sales for the year ended March 31, 2006.

Index to Consolidated Financial Statements and Information.

Net sales of our machinery decreased ¥3,714 million, or 4.8%, from ¥76,957 million for the year ended March 31, 2005 to ¥73,243 million for the year ended March 31, 2006. This decrease was primarily due to a decrease in sales of photo laboratory systems manufactured by Nidec Copal Corporation and of semiconductor manufacturing machinery by Nidec Tosok Corporation, which more than offset a substantial increase in net sales of industrial robots manufactured by Nidec Sankyo Corporation.

Net sales of our machinery accounted for 15.8% of our total net sales for the year ended March 31, 2005 and 13.6% of total net sales for the year ended March 31, 2006.

Net sales of our electronic and optical components increased ¥374 million, or 0.3%, from ¥128,417 million for the year ended March 31, 2005 to ¥128,791 million for the year ended March 31, 2006. This slight increase was primary due to an increase in net sales of optical pickup units and home appliance components manufactured by Nidec Sankyo Corporation, which more than off set decreases in net sales of optical components manufactured by Nidec Copal Corporation and actuators manufactured by Nidec Copal Electronics Corporation.

Net sales of our electronic and optical components accounted for 26.4% of our total net sales for the year ended March 31, 2005 and 24.0% of total net sales for the year ended March 31, 2006.

Net sales of our other products increased ¥1,089 million, or 4.9%, from ¥22,209 million for the year ended March 31, 2005 to ¥23,298 million for the year ended March 31, 2006. This increase was primarily due to an increase in net sales of pivot assemblies by Nidec Singapore Pte. Ltd and automobile components manufactured by Nidec Tosok Corporation.

Cost of Products Sold

Our cost of products sold increased ¥42,074 million, or 11.3%, from ¥370,938 million for the year ended March 31, 2005 to ¥413,012 million for the year ended March 31, 2006 due primarily to increased sales. As a percentage of net sales, cost of sales increased slightly from 76.3% to 76.9%, due primarily to a cost increase caused by a rise in materials prices such as steel and copper.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥5,848 million, or 16.5%, from ¥35,340 million for the year ended March 31, 2005 to ¥41,188 million for the year ended March 31, 2006. This increase was due in part to a ¥1,059 million loss on bad debts at Nidec Copal Corporation resulting from the insolvency of AgfaPhoto GmbH. In addition, during the previous year, we had a gain from reversal of accrued retirement benefit to directors amounting to ¥1,001 million and from the termination of the employee’s pension fund at Nidec Copal Corporation amounting to ¥2,312 million, which were recognized as a decrease in selling, general and administrative expenses, which we did not experience in the year ended March 31. 2006. We also had an increase in personnel expenses of ¥1,460 million due mainly to an increase in our employees. As a percentage of net sales, selling, general and administrative expenses increased from 7.3% for the year ended March 31, 2005 to 7.7% for the year ended March 31, 2006.

Research and Development Expenses

Our research and development expenses increased ¥3,314 million, or 12.8%, from ¥25,918 million for the year ended March 31, 2005 to ¥29,232 million for the year ended March 31, 2006. This was primarily due to an increase in expenses for our research and development with respect to sub-1.8 inch hard disk drive spindle motors, mainly used for portable music players, and mid-size motors, mainly used for automobile steering systems. An increase in expenses related to research and development resources, including labor costs for technical personnel, was another contributing factor.

Index to Consolidated Financial Statements and Information.

Operating Income

As a result of the foregoing factors, our operating income decreased ¥239 million, or 0.4%, from ¥53,665 million for the year ended March 31, 2005 to ¥53,426 million for the year ended March 31, 2006. As a percentage of net sales, operating income decreased from 11.0% to 10.0%.

Other Income (Expenses)

Other income increased ¥7,327 million, or 202.1%, from ¥3,625 million for the year ended March 31, 2005 to ¥10,952 million for the year ended March 31, 2006.

Interest and dividend income increased ¥735 million, or 79.1%, from ¥929 million for the year ended March 31, 2005 to ¥1,664 million for the year ended March 31, 2006. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits and increases of interest rates.

Gain from marketable securities, net increased ¥2,283 million, or 143.9%, from ¥1,586 million for the year ended March 31, 2005 to ¥3,869 million for the year ended March 31, 2006. This increase was attributable to profitable sales of marketable securities, reflecting favorable stock prices.

Foreign exchange gain increased ¥5,489 million, or 230.9%, from ¥2,377 million for year ended March 31, 2005 to ¥7,866 million for the year ended March 31, 2006. This was principally due to an increase in the balance of our foreign currency denominated assets during the year ended March 31, 2006 and a further depreciation in the value of the yen against relevant foreign currencies, as compared to the year ended March 31, 2005. The exchange rate of the yen against the U.S. dollar as of March 31, 2005 and 2006 was 107.39 yen and 117.47 yen, respectively.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥7,088 million, or 12.4%, from ¥57,290 million for the year ended March 31, 2005 to ¥64,378 million for the year ended March 31, 2006.

Provision for Income Taxes

Our provision for income taxes increased ¥2,366 million, or 18.4%, from ¥12,847 million for the year ended March 31, 2005 to ¥15,213 million for the year ended March 31, 2006.

The effective income tax rate for the year ended March 31, 2006 was higher compared to the effective income tax rate for the year ended March 31, 2005. This was mainly because of changes in the valuation allowance for the year ended March 31, 2006 at Nidec Sankyo Corporation as its recovery in profitability was less than in the previous year.

Minority Interest in Income of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries decreased ¥2,784 million, or 25.4%, from ¥10,954 million for the year ended March 31, 2005 to ¥8,170 million for the year ended March 31, 2006.

This was due primarily to a decrease in income of group companies and a decrease in minority interest as a result of an increase in interests held in subsidiaries such as Nidec Copal Corporation and Nidec Tosok Corporation.

Index to Consolidated Financial Statements and Information.

Equity in Net Losses of Affiliated Companies

Equity in net losses of our affiliated companies increased ¥12 million, or 35.3%, from ¥34 million for the year ended March 31, 2005 to ¥46 million for the year ended March 31, 2006. This was primarily due to an increase in net losses of affiliates accounted for by the equity method.

Net Income

As a result of the foregoing, our net income increased ¥7,494 million, or 22.4%, from ¥33,455 million for the year ended March 31, 2005 to ¥40,949 million for the year ended March 31, 2006.

Results of Operations – Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net Sales

	Yen in millions
	2004	2005	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 106,919	¥ 119,233	¥ 12,314	11.5%
Other small precision brushless DC motors	34,138	61,066	26,928	78.9
Small precision brush DC motors	5,372	7,980	2,608	48.5
Brushless DC fans	26,047	34,435	8,388	32.2

Sub-total	172,476	222,714	50,238	29.1
Mid-size motors	32,574	35,564	2,990	9.2
Machinery	31,240	76,957	45,717	146.3
Electronic and optical components	23,188	128,417	105,229	453.8
Others	18,019	22,209	4,190	23.3

Consolidated total	¥ 277,497	¥ 485,861	¥ 208,364	75.1%

Our net sales increased ¥208,364 million, or 75.1%, from ¥277,497 million for the year ended March 31, 2004 to ¥485,861 million for the year ended March 31, 2005. This increase was mainly due to the addition of newly consolidated subsidiaries. In particular, net sales of Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Sankyo Corporation and certain other affiliated companies were newly consolidated in January and February 2004 as a result of an increase in our ownership interest therein, and were included in our net sales for only February and March 2004. The net sales of these newly consolidated subsidiaries were ¥29,723 million for February and March 2004 and ¥207,767 million for the year ended March 31, 2005. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥30,320 million, or 12.2%, from ¥247,774 million for the year ended March 31, 2004 to ¥278,094 million for the year ended March 31, 2005, due primarily to an increase in sales of hard disk drive spindle motors, other small precision brushless DC motors and machinery.

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

Index to Consolidated Financial Statements and Information.

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

Net sales of machinery increased ¥45,717 million, or 146.3%, from ¥31,240 million for the year ended March 31, 2004 to ¥76,957 million for the year ended March 31, 2005. ¥39,426 million, out of total increase, was from the addition of Nidec Copal Corporation and Nidec Sankyo Corporation as a result of an expansion in our consolidation of these companies. Excluding the contribution of these newly consolidated subsidiaries, net sales increased ¥6,291 million, or 23.2%, from ¥27,171 million for the year ended March 31, 2004 to ¥33,462 million for the year ended March 31, 2005. The increase was primarily due to increased sales of digital information devices and liquid crystal related devices as a result of the expansion of consolidation and products related to capital investment, including the precision press of Nidec-Kyori Corporation, inspection equipment of Nidec-Read Corporation and various semiconductor manufacturing equipment of Nidec Tosok Corporation. However, in the fourth quarter of the current period, sales significantly declined.

Net sales of machinery accounted for 11.3% of our total net sales for the year ended March 31, 2004 and 15.8% of total net sales for the year ended March 31, 2005.

“Electronic and Optical components” is a new product category established from the current period as a result of expansion in the scope of consolidation. This product category includes optical pickup units, shutters for digital cameras and trimmer potentiometers produced by Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Nemicon Corporation. (Note: Products of these companies had been included in the “Others” product category in the previous fiscal year ended March 31, 2004). Net sales from this business for the year ended March 31, 2005 totaled ¥128,417 million and accounted for 26.4% of our total net sales year ended March 31, 2005.

Index to Consolidated Financial Statements and Information.

Net sales of other products increased ¥4,190 million, or 23.3%, from ¥18,019 million for the year ended March 31, 2004 to ¥22,209 million for the year ended March 31, 2005. This increase mainly resulted from increased sales of products by Nidec Sankyo Corporation and automobile parts by Nidec Tosok Corporation.

Net sales of other products accounted for 6.5% of total net sales for the year ended March 31, 2004 and 4.6% of total net sales for the year ended March 31, 2005.

Cost of Products Sold

Our cost of products sold increased ¥152,749 million, or 70.0%, from ¥218,189 million for the year ended March 31, 2004 to ¥370,938 million for the year ended March 31, 2005. Much of the increase was attributable to Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and others, in which we increased our ownership interest and which became consolidated subsidiaries in January and February 2004. As a percentage of net sales, cost of sales decreased from 78.6% to 76.3%. This was due primarily to the efficiencies of scale realized by mass production of small precision motors. Excluding the contribution from the newly consolidated subsidiaries, cost of products sold increased ¥22,459 million, or 11.5%, from ¥194,726 million for the year ended March 31, 2004 to ¥217,185 million for the year ended March 31, 2005 due primarily to increased sales.

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

Index to Consolidated Financial Statements and Information.

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

Our provision for income taxes did not increase in proportion to the income before provision for income taxes because the estimated effective income tax rate for the year ended March 31, 2005 was lower than the estimated effective income tax rate for the year ended March 31, 2004. This was mainly because the valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased primarily due to a decrease in carryforwards losses for tax purposes as a result of the recovery in the profitability of Nidec Sankyo Corporation. The impact of tax benefits associated with foreign subsidiaries decreased due to a drop in the ratio of income from overseas subsidiaries with lower tax rates to total income resulting from the addition of Nidec Sankyo Corporation, Nidec Copal Corporation and Nidec Copal Electronics Corporation as consolidated subsidiaries which operate primarily in Japan.

Index to Consolidated Financial Statements and Information.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries increased ¥10,306 million, or almost 16 times, from ¥648 million for the year ended March 31, 2004 to ¥10,954 million for the year ended March 31, 2005. This was due primarily to our increased interest in, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Sankyo Corporation and certain other affiliated companies, which became consolidated subsidiaries in January and February 2004.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net losses of affiliated companies in the amount of ¥34 million for the year ended March 31, 2005, as compared to and equity in net income in our affiliated companies in the amount of ¥2,522 million for the year ended March 31, 2004. This was primarily due to a decrease in the number of affiliates accounted for by the equity method as we acquired additional ownership interests in Nidec Copal Electronics Corporation, Nidec Copal Corporation, Nidec Sankyo Corporation and certain other affiliated companies, which resulted in their consolidation in January and February 2004, respectively.

Net Income

As a result of the foregoing, our net income increased ¥17,366 million, or 107.9%, from ¥16,089 million for the year ended March 31, 2004 to ¥33,455 million for the year ended March 31, 2005.

Index to Consolidated Financial Statements and Information.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation*(1), Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation*(2). For the information required by SFAS No. 131, see Note 25 to our consolidated financial statements included in this annual report.

Nidec (Zhejiang) Corporation and Nidec (H.K.) Co., Ltd. were identified as reportable segments because the materiality of these segments increased for the year ended March 31, 2006. Segment information for the year ended March 31, 2004 and 2005 has been restated to conform to the current presentation. We excluded Nidec Taiwan Corporation and Nidec Power Motor Corporation for the year ended March 31, 2006 due to their immateriality.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

Notes:	*(1)	Sankyo Seiki Mfg. Co., Ltd. changed its name to Nidec Sankyo Corporation as of October 1, 2005.
	*(2)	Nissin Kohki Co., Ltd. changed its name to Nidec Nissin Corporation as of October 1, 2005.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the years ended March 31, 2004, 2005 and 2006. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31
	2004	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 60,316	¥ 56,602	¥ 68,613	$ 584,090
Intersegment revenues	58,320	73,749	99,607	847,936

Sub total	118,636	130,351	168,220	1,432,026
Nidec Electronics (Thailand)
External revenues	33,003	36,891	47,745	406,444
Intersegment revenues	17,794	21,240	29,732	253,103

Sub total	50,797	58,131	77,477	659,547

Index to Consolidated Financial Statements and Information.

	Year ended March 31
	2004	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec (Zhejiang)
External revenues	¥ 9,142	¥ 13,037	¥ 14,995	$ 127,650
Intersegment revenues	391	1,052	4,377	37,261

Sub total	9,533	14,089	19,372	164,911
Nidec (Dalian)
External revenues	112	754	3,044	25,913
Intersegment revenues	31,270	38,678	45,629	388,431

Sub total	31,382	39,432	48,673	414,344
Nidec Singapore
External revenues	36,668	45,442	62,009	527,871
Intersegment revenues	3,081	1,363	1,179	10,037

Sub total	39,749	46,805	63,188	537,908
Nidec (H.K.)
External revenues	12,112	17,114	24,600	209,415
Intersegment revenues	1,792	2,003	2,702	23,002

Sub total	13,904	19,117	27,302	232,417
Nidec Philippines
External revenues	1,511	1,094	1,186	10,096
Intersegment revenues	22,117	21,131	31,121	264,927

Sub total	23,628	22,225	32,307	275,023
Nidec Sankyo
External revenues	7,779	68,880	70,195	597,557
Intersegment revenues	3,641	19,313	17,977	153,035

Sub total	11,420	88,193	88,172	750,592
Nidec Copal
External revenues	9,146	54,067	46,408	395,063
Intersegment revenues	1,384	9,351	8,977	76,420

Sub total	10,530	63,418	55,385	471,483
Nidec Tosok
External revenues	21,211	23,992	22,081	187,971
Intersegment revenues	666	657	407	3,465

Sub total	21,877	24,649	22,488	191,436
Nidec Copal Electronics
External revenues	2,854	20,653	19,151	163,029
Intersegment revenues	372	2,355	2,642	22,491

Sub total	3,226	23,008	21,793	185,520
Nidec Shibaura
External revenues	15,767	14,449	13,502	114,940
Intersegment revenues	4,429	9,348	2,702	23,002

Sub total	20,196	23,797	16,204	137,942
Nidec-Shimpo
External revenues	8,476	10,317	9,619	81,885
Intersegment revenues	1,583	2,326	1,514	12,888

Sub total	10,059	12,643	11,133	94,773

Index to Consolidated Financial Statements and Information.

	Year ended March 31
	2004	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec Nissin
External revenues	1,974	12,641	12,022	102,341
Intersegment revenues	303	1,041	907	7,721

Sub total	2,277	13,682	12,929	110,062
All Others
External revenues	59,459	109,700	120,041	1,021,886
Intersegment revenues	64,754	166,350	182,093	1,550,121

Sub total	124,213	276,050	302,134	2,572,007
Total
External revenues	279,530	485,633	535,211	4,556,151
Intersegment revenues	211,897	369,957	431,566	3,673,840

Adjustments(*)	(2,033)	228	1,647	14,020
Intersegment elimination	(211,897)	(369,957)	(431,566)	(3,673,840)

Consolidated total (net sales)	¥ 277,497	¥ 485,861	¥ 536,858	$ 4,570,171

(*) See Note 25 to the consolidated financial statements included in this annual report.

	Year ended March 31
	2004	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 1,483	¥ 2,351	¥ 8,852	$ 75,355
Nidec Electronics (Thailand)	8,590	8,649	11,335	96,493
Nidec (Zhejiang)	(345)	107	108	919
Nidec (Dalian)	2,486	2,436	3,718	31,651
Nidec Singapore	2,489	1,935	1,205	10,258
Nidec (H.K.)	243	362	347	2,954
Nidec Philippines	1,422	(379)	1,059	9,015
Nidec Sankyo	(2,581)	7,624	9,050	77,041
Nidec Copal	586	3,195	2,524	21,486
Nidec Tosok	1,450	1,053	435	3,703
Nidec Copal Electronics	307	3,583	2,949	25,104
Nidec Shibaura	801	1,356	(274)	(2,333)
Nidec-Shimpo	826	1,397	498	4,239
Nidec Nissin	229	946	683	5,814
All Others	7,283	13,252	12,179	103,679

Total	25,269	47,867	54,668	465,378

Adjustments (*)	(3,254)	5,798	(1,242)	(10,573)

Consolidated total	¥ 22,015	¥ 53,665	¥ 53,426	$ 454,805

(*) See Note 25 to the consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec increased ¥37,869 million, or 29.1%, from ¥130,351 million for the year ended March 31, 2005 to ¥168,220 million for the year ended March 31, 2006. External revenues of Nidec increased ¥12,011 million, or 21.2%, from ¥56,602 million for the year ended March 31, 2005 to ¥68,613 million for the year ended March 31, 2006. This increase resulted primarily from an increase in net sales in our core business, hard disk drive spindle motors, reflecting strong demand in the IT industry and consumer electronics. Intersegment revenues of Nidec increased ¥25,858 million, or 35.1%, from ¥73,749 million for the year ended March 31, 2005 to ¥99,607 million for the year ended March 31, 2006. This increase resulted primarily from an increase in sales of hard disk drives spindle motors to one of our main customers through Nidec Singapore Pte. Ltd. Operating profit of Nidec increased ¥6,501 million, or 276.5%, from ¥2,351 million for the year ended March 31, 2005 to ¥8,852 million for the year ended March 31, 2006. This increase was due primarily to an increase in commission fees from subsidiary companies.

Net sales of Nidec increased ¥11,715 million, or 9.9%, from ¥118,636 million for the year ended March 31, 2004 to ¥130,351 million for the year ended March 31, 2005. External revenues of Nidec decreased ¥3,714 million, or 6.2%, from ¥60,316 million for the year ended March 31, 2004 to ¥56,602 million for the year ended March 31, 2005. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors due to a change in sales methods for some overseas customers. Sales to these overseas customers were previously made through Nidec but, starting with the year ended March 31, 2005, suchi sales have been made through direct transactions between our overseas subsidiaries and customers. Nonetheless, intersegment revenues of Nidec increased ¥15,429 million, or 26.5%, from ¥58,320 million for the year ended March 31, 2004 to ¥73,749 million for the year ended March 31, 2005. This increase resulted primarily from an increase in sales of hard disk drives spindle motors to one of our main customers, through Nidec Singapore Pte. Ltd. Operating profit of Nidec increased ¥868 million, or 58.5%, from ¥1,483 million for the year ended March 31, 2004 to ¥2,351 million for the year ended March 31, 2005. This increase was due primarily to an increase in commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥19,346 million, or 33.3%, from ¥58,131 million for the year ended March 31, 2005 to ¥77,477 million for the year ended March 31, 2006 due primarily to an increase in sales of hard disk drive spindle motors to main customers. Operating profit increased ¥2,686 million, or 31.1%, from ¥8,649 million for the year ended March 31, 2005 to ¥11,335 million for the year ended March 31, 2006 due primarily to the large increase in sales.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥7,334 million, or 14.4%, from ¥50,797 million for the year ended March 31, 2004 to ¥58,131 million for the year ended March 31, 2005 due primarily to an increase in sales of fluid dynamic bearing motors to main customers. Operating profit increased slightly by ¥59 million, or 0.7%, from ¥8,590 million for the year ended March 31, 2004 to ¥8,649 million for the year ended March 31, 2005 due primarily to an increase in royalty expenses and commission fees to Nidec that partially offset the increase in net sales.

Net sales of Nidec (Zhejiang) Corporation increased ¥5,283 million, or 37.5%, from ¥14,089 million for the year ended March 31, 2005 to ¥19,372 million for the year ended March 31, 2006. This increase resulted from increased sales of hard disk drive spindle motors, reflecting strong demand. Operating profit increased slightly by ¥1 million from ¥107 million for the year ended March 31, 2005 to ¥108 million for the year ended March 31, 2006. The comparatively lower increase in operating profit compared with sales was resulted primarily from a delay in shifting to a more efficient mass production of our hard disk drive spindle motors.

Net sales of Nidec (Zhejiang) Corporation increased ¥4,556 million, or 47.8%, from ¥9,533 million for the year ended March 31, 2004 to ¥14,089 million for the year ended March 31, 2005 due to an increase in sales of hard disk drive spindle motors, reflecting strong demand. Nidec (Zhejiang) Corporation had an operating loss of ¥345 million for the year ended March 31, 2004 and operating profit of ¥107 million for the year ended March 31, 2005. This increase in operating profit was due to volume efficiency as a result of an increase in sales.

Net sales of Nidec (Dalian) Limited increased ¥9,241 million, or 23.4%, from ¥39,432 million for the year ended March 31, 2005 to ¥48,673 million for the year ended March 31, 2006. This increase was due primarily to an increase in customer demand for other small precision brushless DC motors used in DVD drives. Operating profit increased ¥1,282 million, or 52.6% from ¥2,436 million for the year ended March 31, 2005 to ¥3,718 million for the year ended March 31, 2006. This was due primarily to the large increase in sales.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec (Dalian) Limited increased ¥8,050 million, or 25.7%, from ¥31,382 million for the year ended March 31, 2004 to ¥39,432 million for the year ended March 31, 2005. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type personal computers. However, operating profit decreased 2.0% from ¥2,486 million for the year ended March 31, 2004 to ¥2,436 million for the year ended March 31, 2005 due primarily to an increase in royalty expenses to Nidec and freight and packing expenses that partially offset the increase in net sales.

Net sales of Nidec Singapore Pte. Ltd. increased ¥16,383 million, or 35.0%, from ¥46,805 million for the year ended March 31, 2005 to ¥63,188 million for the year ended March 31, 2006 due primarily to an increase in sales of hard disk drives spindle motors to main customers. However, operating profit of Nidec Singapore Pte. Ltd. decreased ¥730 million, or 37.7%, from ¥1,935 million for the year ended March 31, 2005 to ¥1,205 million for the year ended March 31, 2006. due primarily to the continued decrease of sales with higher margins.

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

Net sales of Nidec (H.K.) Co., Ltd. increased ¥8,185 million, or 42.8%, from ¥19,117 million for the year ended March 31, 2005 to ¥27,302 million for the year ended March 31, 2006. This was due primarily to an increase in sales of hard disk drive spindle motors and other small precision brushless DC motors to main customers. However, operating profit of Nidec (H.K.) Co., Ltd. decreased ¥15 million, or 4.1%, from ¥362 million for the year ended March 31, 2005 to ¥347 million for the year ended March 31, 2006. This was due to an increase in sales with lower margins and increased selling, general and administrative expenses.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥5,213 million, or 37.5%, from ¥13,904 million for the year ended March 31, 2004 to ¥19,117 million for the year ended March 31, 2005. This increase resulted from primarily from an increase in sales of hard disk drive spindle motors and other small precision brushless DC motors to main customers. Operating profit of Nidec (H.K.) Co., Ltd. increased ¥119 million, or 49.0%, from ¥243 million for the year ended March 31, 2004 to ¥362 million for the year ended March 31, 2005 due primarily to the large increase in sales.

Net sales of Nidec Philippines Corporation increased ¥10,082 million, or 45.4%, from ¥22,225 million for the year ended March 31, 2005 to ¥32,307 million for the year ended March 31, 2006. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to our main customer in Singapore through Nidec. Nidec Philippines Corporation had an operating loss of ¥379 million for the year ended March 31, 2005 and operating profit of ¥1,059 million for the year ended March 31, 2006. This increase in operating profit was due to an increase in sales of high-price and high-margin goods, namely 2.5 inches or smaller hard disk drive spindle motors.

Net sales of Nidec Philippines Corporation decreased ¥1,403 million, or 5.9%, from ¥23,628 million for the year ended March 31, 2004 to ¥22,225 million for the year ended March 31, 2005. This decrease in sales was due primarily to a decrease in sales of conventional ball bearing motors to several main customers. Also, a main customer in Thailand purchased fluid dynamic bearing motors from Nidec Electronics (Thailand) Co., Ltd. instead of Nidec Philippines Corporation. Nidec Philippines Corporation had operating profit of ¥1,422 million for the year ended March 31, 2004 compared to had an operating loss of ¥379 million for the year ended March 31, 2005. This decrease in operating profit was due primarily to the decrease in sales and an increase in depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing motors production capacity. The adverse impact from decentralization of production in the Philippines to two factories as a result of absorbing the FDB department of Nidec Sankyo Corporation, as well as an increase in fixed costs also contributed to the operating loss for the year ended March 31, 2005.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec Sankyo Corporation decreased ¥21 million from ¥88,193 million for the year ended March 31, 2005 to ¥88,172 million for the year ended March 31, 2006. Operating profit of Nidec increased ¥1,426 million, or 18.7%, from ¥7,624 million for the year ended March 31, 2005 to ¥9,050 million for the year ended March 31, 2006. The major reason for this increase was improvements in production cost efficiency.

Net sales of Nidec Sankyo Corporation were ¥11,420 million for the year ended March 31, 2004 and ¥88,193 million for the year ended March 31, 2005. Nidec Sankyo had an operating loss of ¥2,581 million for the year ended March 31, 2004 compared to an operating profit of ¥7,624 million for the year ended March 31, 2005. Nidec Sankyo has been consolidated since February 2004, and thus only its net sales and operating loss for February and March 2004 are reflected in our consolidated net sales and operating profit for the year ended March 31, 2004. It recorded a significant amount of loss due to expenses for reconstruction of factories in March 2004.

Net sales of Nidec Copal Corporation decreased ¥8,033 million, or 12.7%, from ¥63,418 million for the year ended March 31, 2005 to ¥55,385 million for the year ended March 31, 2006. This was due primarily to a decrease in sales of shutters, optical units and lenses as a result of a delay in the launch of some new products. The decrease also partially resulted from the insolvency of AgfaPhoto GmbH, a purchaser of the company’s photo lab systems. Operating profit of Nidec decreased ¥671 million, or 21.0%, from ¥3,195 million for the year ended March 31, 2005 to ¥2,524 million for the year ended March 31, 2006 due primarily to the decrease in sales of shutters, optical units and lenses.

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

Net sales of Nidec Tosok Corporation decreased ¥2,161 million, or 8.8%, from ¥24,649 million for the year ended March 31, 2005 to ¥22,488 million for the year ended March 31, 2006. This was due primarily to a decrease in sales of semiconductor fabrication equipment as a result of decreased volume of orders starting from the second half of the previous year due to decreased customer investment in facilities in the semiconductor industry. Operating profit decreased ¥618 million, or 58.7%, from ¥1,053 million for the year ended March 31, 2005 to ¥435 million for the year ended March 31, 2006. This was due primarily to the decrease in sales of semiconductor fabrication equipment and a drop in sales prices resulting from severe price competition.

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

Net sales of Nidec Copal Electronics Corporation decreased ¥1,215 million, or 5.3%, from ¥23,008 million for the year ended March 31, 2005 to ¥21,793 million for the year ended March 31, 2006. This decrease was primarily due to a decrease in sales of stepping motors and a delay in the launch of some new products. Operating profit decreased ¥634 million, or 17.7%, from ¥3,583 million for the year ended March 31, 2005 to ¥2,949 million for the year ended March 31, 2006. This was due primarily to the decrease in sales of stepping motors.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec Copal Electronics Corporation were ¥3,226 million for the year ended March 31, 2004 and ¥23,008 million for the year ended March 31, 2005. Operating profit was ¥307 million for the year ended March 31, 2004 and ¥3,583 million for the year ended March 31, 2005. Nidec Copal Electronics Corporation has been consolidated since January 2004, and thus only its net sales and operating profit for January through March 2004 contributed to our net sales and operating profit for the year ended March 31, 2004.

Net sales of Nidec Shibaura Corporation decreased ¥7,593 million, or 31.9%, from ¥23,797 million for the year ended March 31, 2005 to ¥16,204 million for the year ended March 31, 2006 due primarily to a decrease in sales of machinery and mid-size motors for air conditioners. Nidec Shibaura Corporation had operating profit of ¥1,356 million for the year ended March 31, 2005 and operating loss of ¥274 million for the year ended March 31, 2006 due primarily to a decrease in sales of machinery and mid-size motors for air conditioners.

Net sales of Nidec Shibaura Corporation increased ¥3,601 million, or 17.8%, from ¥20,196 million for the year ended March 31, 2004 to ¥23,797 million for the year ended March 31, 2005 due primarily to an increase in sales of mid-size motors and machines from its trading division. Operating profit increased ¥555 million, or 69.3%, from ¥801 million for the year ended March 31, 2004 to ¥1,356 million for the year ended March 31, 2005. The major reason for this increase in operating profit came from the increase in sales of machines from Nidec Shibaura Corporation’s trading division.

Net sales of Nidec-Shimpo Corporation decreased ¥1,510 million, or 11.9%, from ¥12,643 million for the year ended March 31, 2005 to ¥11,133 million for the year ended March 31, 2006. This was due primarily to a decrease in sales of factory automation equipment as a result of decreased customer demand. Operating profit of Nidec-Shimpo Corporation decreased ¥899 million, or 64.4%, from ¥1,397 million for the year ended March 31, 2005 to ¥498 million for the year ended March 31, 2006. This resulted primarily from a decrease in sales of factory automation equipment and a decrease in sales of high-price and high-margin power transmission equipment.

Net sales of Nidec-Shimpo Corporation increased ¥2,584 million, or 25.7%, from ¥10,059 million for the year ended March 31, 2004 to ¥12,643 million for the year ended March 31, 2005 due primarily to an increase in sales of power transmission equipment and factory automation equipment for the Chinese market. Operating profit of Nidec-Shimpo Corporation increased ¥571 million, or 69.1%, from ¥826 million for the year ended March 31, 2004 to ¥1,397 million for the year ended March 31, 2005. The increase in operating profit resulted primarily from the increase in sales and a cost reduction due to a shift of production to China.

Net sales of Nidec Nissin Corporation decreased ¥753 million, or 5.5%, from ¥13,682 million for the year ended March 31, 2005 to ¥12,929 million for the year ended March 31, 2006. This decrease was primarily due to a decrease in sales of plastic lenses for mobile telephones. Operating profit of Nidec decreased ¥263 million, or 27.8%, from ¥946 million for the year ended March 31, 2005 to ¥683 million for the year ended March 31, 2006 due to a decrease in sales of plastic lenses for mobile telephones and an increase in research and development cost.

Net sales of Nidec Nissin Corporation were ¥2,277 million for the year ended March 31, 2004 and ¥13,682 million for the year ended March 31, 2005. It had operating profit of ¥229 million for the year ended March 31, 2004 and ¥946 million for the year ended March 31, 2005. Nidec Nissin has been consolidated since February 2004 and thus only its net sales and operating profit for February and March 2004 contributed to our consolidated net sales and operating profit for the year ended March 31, 2004.

Index to Consolidated Financial Statements and Information.

Within the All Others segment, net sales increased ¥26,084 million, or 9.4% from ¥276,050 million for the year ended March 31, 2005 to ¥302,134 million for the year ended March 31, 2006. This was primarily due to the expansion in sales of Nidec Subic Philippines Corporation and Nidec (Dongguan) Limited. Operating profit decreased ¥1,073 million, or 8.1% from ¥13,252 million for the year ended March 31, 2005 to ¥12,179 million for the year ended March 31, 2006. This was primarily due to a decrease in profitability in Nidec Power Motor Corporation, Nidec Sankyo Fuzhou (Hong Kong) Co., Ltd. and Nidec Copal (Thailand) Co., Ltd.

Within the All Others segment, net sales increased ¥161,017 million, or 127.9% from ¥125,912 million for the year ended March 31, 2004 to ¥286,929 million for the year ended March 31, 2005. Operating profit also increased ¥7,415 million, or 112.9% from ¥6,568 million for the year ended March 31, 2004 to ¥13,983 million for the year ended March 31, 2005. The net sales and operating profits of our newly consolidated subsidiaries other than Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Sankyo Corporation and Nidec Nissin Corporation were ¥148,171 million and ¥5,810 million for the year ended March 31, 2005, respectively, and were included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales and operating profit increased ¥35,009 million and ¥1,858 million, respectively, mainly due to the expansion and improvement of profitability in Nidec (Dongguan) Corporation, Nidec (Zhejiang) Corporation.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs - an amendment of ARB No. 43, Chapter 4.” SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage).  Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43.  SFAS 151 is effective for fiscal years beginning after June 15, 2006. We do not expect that adoption of SFAS 151 will have a material effect on our consolidated financial position, consolidated results of operations, or liquidity.

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.”  SFAS 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS 123.  SFAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods.  For existing employee stock options and rights to purchase shares under stock participation plans, the effect of adoption will not be material to our consolidated financial position, consolidated results of operations, or liquidity.

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS 154 also requires that a change in depreciation or amortization be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect that adoption of SFAS 154 will have a material effect on our consolidated financial position, consolidated results of operations, or liquidity.

In July 13, 2006, the Financial Accounting Standards Board (the “FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement 109 (“FIN 48”). The Interpretation applies to all U.S. GAAP financial statements for public and private enterprises alike and clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.

Index to Consolidated Financial Statements and Information.

FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006, however earlier application is encouraged. We are currently evaluating the potential effect of adoption of FIN 48 on its consolidated financial position, consolidated results of operations, or liquidity.

In September 13, 2006, the SEC staff issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”) in order to address the observed diversity in quantification practices with respect to annual financial statements. There have been two widely-recognized methods for quantifying the effects of financial statement errors: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement including the reversing effect of prior year misstatements but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB 108, the SEC staff establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it essentially requires quantification of errors under both the iron-curtain and the roll-over methods. We are currently evaluating the potential effect of adoption of SAB 108 on our consolidated financial position, consolidated results of operations, or liquidity.

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

Inventories

Our inventories, which consist primarily of finished products such as hard disk drive spindle motors, are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We may have to recognize large amounts of inventory write-off as a result of an unexpected decline in market conditions, changes in demand or our product line.

Index to Consolidated Financial Statements and Information.

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

As of March 31, 2006, the estimated fair value of our marketable securities was ¥19,676 million. We recorded gain on marketable securities in the amount of ¥3,869 million for the years ended March 31, 2006.

Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2006, sales to our six largest customers represented approximately 34% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2006, six customers represented ¥36,960 million, or 29%, of our gross accounts receivable. In addition, during economic downturns, certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥538 million as of March 31, 2006. Our trade notes and accounts receivable balance was ¥143,738 million, net of allowance for doubtful accounts, as of March 31, 2006.

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

Index to Consolidated Financial Statements and Information.

These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2006 we had deferred tax assets in the amount of ¥21,457 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥11,602 million as of March 31, 2006, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries.

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

Impairment of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment, comprised approximately 31% of our total assets as of March 31, 2006. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we have reviewed the respective assets for impairment. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

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

Index to Consolidated Financial Statements and Information.

•

significant decline in the stock price of the acquired entity for a sustained period; and

•

market capitalization of the acquired entity relative to its net book value.

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥44,266 million as of March 31, 2006.

Pension Plans

We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions.” For periodic pension calculation, we are required to assume some components, which include expected return on plan assets, discount rate, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments (rated AA by a recognized rating agency) for which the timing and amount of cash inflows approximates the estimated outflows of the defined benefit plan. We assume a rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have an impact on our net periodic pension cost.

The following table shows the sensitivity to a change in discount rates and the expected rate of return on plan assets, holding all other assumptions constant.

	Yen in millions
	Effect on pre-tax income	Effect on PBO
	For the year ended March 31, 2007	As of March 31, 2006
Discount rates
0.5% decrease	¥ (122)	¥1,119
0.5% increase	109	(1,008)
Expected rate of return on plan assets
0.5% decrease	¥ (30)
0.5% increase	30

B. Liquidity and Capital Resources.

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

Index to Consolidated Financial Statements and Information.

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

During the year ended March 31, 2005, we issued 5,620,000 shares of common stock in a public offering in Japan and received proceeds in the amount of ¥59,954 million. We used the proceeds mainly for capital expenditures and the remainder for repayments of borrowings. We intend to obtain significant amounts of cash through offerings of securities as necessary in the future.

We actively seek to implement group financing strategies within Nidec Group in order to improve our cash efficiencies on a consolidated basis and reduce capital costs. We prepared a “Cash management system” during the fiscal year ended March 31, 2006 and introduced it in April 2006. Our subsidiaries actively repay loans with higher interest rates from banks and we extend loans with lower interest rates to these subsidiaries. We work to reduce finance costs on a consolidated basis by thoroughly reviewing and managing the group’s financing costs and allocating surplus cash effectively within the group through balancing cash flows and investment activities including mergers and acquisitions.

Total assets increased ¥81,797 million from ¥484,173 million to ¥565,970 million for the year ended March 31, 2006. Property, plant and equipment increased ¥27,022 million due primarily to additional machinery and equipment acquired to meet increased production in overseas companies. Trade accounts receivable and inventories increased ¥15,430 million and ¥11,512 million, respectively, due to an increase in sales. Cash and cash equivalents also increased ¥21,968 million, as mentioned under “Cash Flows” below.

Total liabilities increased ¥17,707 million from ¥221,626 million to ¥239,333 million for the year ended March 31, 2006. This was mainly due to increases of short-term borrowings of ¥15,143 million and trade notes and accounts payable of ¥13,977 million while long-term debts decreased ¥9,545 million.

Working capital, defined as current assets less current liabilities, increased ¥24,801 million from ¥100,616 million to ¥125,417 million as of March 31, 2006 as compared to March 31, 2005. This was due primarily to the increases in trade accounts receivable and inventories due to an increase in sales.

Our receivable turnover ratio is calculated by dividing net sales for the year ended March 31 by the year-end trade notes and accounts receivable balance. Our receivable turnover ratio was 3.7 for the year ended March 31, 2006, which was the same as the year ended March 31, 2005. The inventory turnover ratio is calculated by dividing cost of products sold for the year ended March 31 by the year-end inventory balance. Our inventory turnover ratio was 6.8 for the year ended March 31, 2006, compared to 7.6 for the year ended March 31, 2005. We have been trying to reduce production levels to enable us to reduce our excess inventory levels and avoid write-offs, but did not reach satisfactory results during this fiscal year.

Total shareholder’s equity increased ¥56,619 million, or 27.3%, from ¥207,040 million for the year ended March 31, 2005 to ¥263,659 million for the year ended March 31, 2006. This increase was mainly due to an increase in retained earnings of ¥37,380 million, offset by dividends paid of ¥3,569 million. Common stock and additional paid-in capital increased by 8,482 million due to the conversion of convertible debt. In addition, foreign currency translation adjustments increased ¥9,391 million due to the depreciation of the yen to other main currencies. As a result, the ratio of stockholders’ equity to total assets increased 3.8% from 42.8% as of March 31, 2005 to 46.6% as of March 31, 2006.

Index to Consolidated Financial Statements and Information.

Cash Flows

Net cash provided by operating activities increased ¥11,599 million from ¥44,333 million for the year ended March 31, 2005 to ¥55,932 million for the year ended March 31, 2006. This was mainly due to an increase in net income of ¥7,494 million. Accrual for pension and severance costs, net payment increased  ¥6,428 million, due to the absence of a transfer to the Japanese Government of Substitutional Portion of Employee Pension Fund Liabilities, which occurred the previous fiscal year. In addition, changes in operating assets and liabilities increased ¥3,597 million mainly due primarily to an increase in notes and accounts payable as compared to the prior year. On the other hand, the total non-cash income statement items decreased ¥6,579 due to decreases in foreign currency adjustments, minority interest in income of consolidated subsidiaries, gain from sales of marketable securities and loss on disposal of property and equipment of ¥3,485 million, ¥2,784 million, ¥2,251 million and ¥1,356 million, respectively, while depreciation increased ¥4,757 million.

Net cash provided by operating activities increased ¥12,923 million from ¥31,410 million for the year ended March 31, 2004 to ¥44,333 million for the year ended March 31, 2005. This was mainly due to an increase in net income of ¥17,366 million. In addition, non-cash income statement items such as depreciation, minority interest in income of consolidated subsidiaries and equity in net income of affiliated companies increased ¥20,117 million. This was offset by decreases in notes and accounts receivable and notes and accounts payable as compared to the prior year of ¥16,304 million and decrease in accrual for pension and severance costs, net payment of ¥8,410 million due to a transfer to the Japanese Government of Substitutional Portion of Employee Pension Fund Liabilities. Excluding the effect of newly consolidated subsidiaries, net cash provided by operating activities increased ¥3,042 million from ¥25,011 million to ¥28,053 million.

Net cash used in investing activities decreased ¥1,913 million from ¥45,888 million for the year ended March 31, 2005 to ¥43,975 million for the year ended March 31, 2006. This mainly resulted from a decrease in payments for additional investments in subsidiaries of ¥6,820 million and an increase in additions to property, plant and equipment to meet increased production in overseas companies of ¥5,928 million.

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

Net cash provided by financing activities was ¥5,344 million for the year ended March 31, 2006, while net cash used in financing activities was ¥2,494 million for the year ended March 31, 2005. This was mainly because short-term borrowings increased more than other payments such as repayments of long-term debt and dividends paid this year, while short-term borrowings, long-term debt and dividends paid decreased more than proceeds from issuance of new shares last year.

Net cash used in financing activities was ¥2,494 million for the year ended March 31, 2005, while net cash provided by financing activities was ¥32,494 million for the year ended March 31, 2004. This increase in net cash provided by financing activities was mainly due to an increase in the repayment of short-term borrowings of ¥69,028 million and a decrease in proceeds from issuance of corporate bonds of ¥30,873 million, which were partly offset by an increase in proceeds from the issuance of shares of ¥60,133 million. Excluding the effect of newly consolidated subsidiaries, net cash provided by financing activities decreased ¥34,811 million from ¥37,601 million to ¥2,790 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥21,968 million from ¥70,111 million as of March 31, 2005 to ¥92,079 million as of March 31, 2006.

Index to Consolidated Financial Statements and Information.

C. Research and Development, Patents and Licenses, etc.

An important requirement for success in the highly competitive markets in which we operate is the ability to supply products that incorporate cutting-edge technology and quality. Given that competition has been intensifying, one of the major aims of our research and development activities in recent years has been to reduce the cost of design without affecting the quality of our products.

We employed approximately 1,872 people engaged in research and development mainly in Japan as well as in Singapore, Malaysia, Taiwan and Hong Kong, as of March 31, 2006.

Our position as the leading supplier of hard disk drive spindle motors to the major hard disk drive manufacturers provides us with access to information regarding the industry, which we seek to incorporate into our research and development activities. We seek to quickly develop products that meet the precise needs of each customer.

Based on precision engineering expertise gained from our history of making motors, we have concentrated our research and development activities on drive motor technologies. However, we are conducting research in many areas, including the basic technologies of spindle motors for various types of information equipment, as well as technologies for new types of motors such as fluid dynamic bearing technology, which we have been developing for the past 15 years.

We are diversifying our research and development activities, which have been heavily concentrated on small motor technology in the field of spindle motors, to motor and drive technologies in new fields. For example, through Nidec Shibaura Corporation and Nidec Tosok Corporation, we focus on the research and development of motors for home electric appliances and motors for automobile parts. In addition, through Nidec-Shimpo Corporation, our subsidiary specializing in power transmission drives and variable speed drives, we have been focusing on the research and development of geared motors for color copiers. By doing so, we have been able to develop and market new products through our integrated sales design and production system.

In January and February 2004, Nidec Copal, Nidec Copal Electronics and Nidec Sankyo became our consolidated subsidiaries. Nidec Copal has a substantial market share in shutters for digital cameras and has been developing shutters and lens units. It has developed vibration motors for mobile phones and laboratory systems equipment, among other industrial equipment related products. Nidec Copal Electronics has developed ultra-precision fixed resistors for its circuit parts business and coreless type polygon laser scanners for its actuator business. It has also promoted the development of sensors for its pressure sensor business, mainly for the semiconductor equipment industry. Nidec Sankyo has developed intelligent mechanism products, which have merged fine mechatronics and software, coupled with the development of ultra-precision processing technology. These activities include research and development of multimedia equipment and information accessory equipment such as computers, industrial equipment, home electronics and housing equipment.

In April 2005, we opened Motor Engineering Research Laboratory in our Tokyo Office. Motor Engineering Research Laboratory develops basic research for various types of motors and aims to establish the foundation of motor technology going forward for our motor-related business.

Recently, our principal research and development activities have included the following:

•

the development of fluid dynamic bearing spindle motors, including technology for installing fluid dynamic bearing spindle motors in hard disk drives smaller than 1.8 inches and fluid dynamic bearing spindle motors using sintered-alloy metal;

Index to Consolidated Financial Statements and Information.

•

the development and improvement of basic motor characteristics. For example, in order to achieve a higher transfer rate of memory written on hard disks, higher rotation speeds are required of spindle motors. As a result, spindle motors which were formerly required to generate 5,400 rotations per minute are now required to generate 7,200 to 15,000 rotations per minute. These higher speeds can, however, produce more vibration. Such vibration, as well as the higher density of disks, can disrupt the read-write function of hard disk drives. Accordingly, rotation precision has become more important, and we are conducting research and development with a view to improving such precision;

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

•

the development and improvement of DC fan motors with a high airflow capacity that helps disperse heat inside end products such as computers, game machines and audio-visual equipments;

•

the development and improvement of optical components including shutters and lens unit for digital cameras and lens products for blue-ray, vibration motors, stepping motors, dye sublimation printer, printer for IC cards and geared motors by Nidec Copal;

•

the development and improvement of actuator, pressure sensors and RF (“radiofrequency”) components by Nidec Copal Electronics; and

•

the development and improvement of LCD panel handling robots for large LCD, micro lens actuator units for mobile phone and card readers by Nidec Sankyo.

The core of our research and development activities is our Central Technical Laboratory, located at our headquarters in Kyoto. In addition to basic and applied research, the Central Technical Laboratory supports the development of products that incorporate the latest technology. Market requirements are becoming more demanding. To respond in a reliable and timely matter to these requirements we have established research and development bases in various countries and regions. Nidec operate technical centers most notably in Kyoto, and also in Tokyo, Shiga, Nagano and Tottori Prefectures in Japan. These operations carry out research and development relating not only to the development of new products, but also to improve the quality of and production technology for existing products.

Utilizing state-of-the-art testing, inspection and measurement equipment, we are increasing our understanding and use of various basic technologies, not only precision motor machining technology, but also in fields such as mechanical and materials engineering and applied chemistry. Accurate and prompt inspection, analysis and measurement performed using state-of-the-art equipment are an integral element of our product and process development. The manufacture of precision motors requires high precision, measurement and analysis at the level of hundredths of a micron. Each material must be analyzed at the molecular level in order to prevent contamination, dust and gases, which are generated by adhesives and other materials and which can infiltrate minute gaps between the disk surface and the head. Using the latest equipment, our Research and Development Department conducts rigorous inspection, measurement and analysis, and utilizes the results to improve product design and process capabilities.

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

In addition to its motor business, Nidec Copal operates technology development centers in Itabashi, Tokyo and Koriyama, Fukushima Prefecture. Nidec Copal Electronics has technology development centers in Tajiri, Miyagi Prefecture and Sano, Tochigi Prefecture. Nidec Sankyo operates its technology development centers in Shimosuwa, Komagane and Chino in Nagano Prefecture and Itabashi, Tokyo.

We incurred research and development expenses of ¥8,751 million for the year ended March 31, 2004, ¥25,918 million for the year ended March 31, 2005 and ¥29,232 million for the year ended March 31, 2006.

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥33,000 million on research and development in the year ending March 31, 2007. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥587 million ($4,997 thousand) at March 31, 2006. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥265 million ($2,256 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

In addition, we have guaranteed approximately ¥322 million ($2,741 thousand) of bank loans for employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under such guarantees. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥587 million ($4,997 thousand). The current carrying amount of the liabilities for our obligations under the guarantees is zero.

Index to Consolidated Financial Statements and Information.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2006.

(Yen in millions)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term Debt	¥ 30,935	¥ 2,747	¥ 28,127	¥ 9	¥ 52
Capital Lease Obligations	5,846	1,900	2,818	1,074	54
Interest on debt *1	324	152	140	29	3
Operating Leases	2,995	448	679	537	1,331
Purchase Commitments for Fixed Aseets	1,630	1,630	-	-	-

Total Contractual Cash Obligations	¥ 41,730	¥ 6,877	¥ 31,764	¥ 1,649	¥ 1,440
Contribution under pension plans *2	¥ 2,275	¥ 2,275	-	-	-

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration per Period
		Less than 1 year	2-3 years	4-5 years	Over 5 years
Guarantees	¥ 587	¥ 62	¥ 109	¥ 109	¥ 307
Total Commercial Commitments	¥ 587	¥ 62	¥ 109	¥ 109	¥ 307

(U.S. dollars in thousands)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term Debt	$ 263,344	$ 23,385	$ 239,440	$ 77	$ 442
Capital Lease Obligations	49,766	16,174	23,989	9,143	460
Interests on debt *1	2,758	1,294	1,192	247	25
Operating Leases	25,496	3,814	5,780	4,571	11,331
Purchase Commitments for Fixed Aseets	13,876	13,876	-	-	-

Total Contractual Cash Obligations	$ 355,240	$ 58,543	$ 270,401	$ 14,038	$ 12,258
Contribution under pension plans *2	$ 19,367	$ 19,367	-	-	-

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration per Period
		Less than 1 year	2-3 years	4-5 years	Over 5 years
Guarantees	$ 4,997	$ 528	$ 928	$ 928	$ 2,613
Total Commercial Commitments	$ 4,997	$ 528	$ 928	$ 928	$ 2,613

Index to Consolidated Financial Statements and Information.

*1 Interests at variable interest rates are assumed based on the current applicable rate, ranging from 1.2% to 3.6%.

*2 Amounts are only available for payments due in less than one year.

Our capital commitments as of March 31, 2006 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets decreased from approximately ¥4,925 million on March 31, 2005 to approximately ¥1,630 million on March 31, 2006, and from approximately ¥5,948 million on March 31, 2004 to approximately ¥4,925 million on March 31, 2005, respectively. These decreases are due mainly to a reduction in investments in facilities equipment compared to the previous year. See Note 24 to our consolidated financial statements included in this annual report. We expect to make capital expenditures in addition to those for which we have outstanding commitments.

Annual maturities on long-term debt and lease obligations during the next five years are as follows:

Year ending March 31	(Yen in millions)	(U.S. dollars in thousands)
2007	¥ 4,647	$ 39,559
2008	29,830	253,937
2009	1,115	9,492
2010	762	6,487
2011	321	2,733
2012 and thereafter	¥ 106	$ 902

Index to Consolidated Financial Statements and Information.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table provides information about our Directors, Executive Officers and Corporate Auditors as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2006	Percentage of common stock outstanding as of March 31, 2006
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	June 2007	23,417	16.2%
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Director	March 28, 1949	June 2007	236	*
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	June 2007	15	*
Kenji Sawamura	Executive Vice President	February 15, 1942	June 2007	4	*
Juntaro Fujii	Executive Vice President	February 20, 1945	June 2007	-	*
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	June 2007	265	*
Seizaburo Kawaguchi	Managing Director	October 27, 1953	June 2007	21	*
Tadaaki Hamada	Managing Director	August 14, 1948	June 2007	1	*
Seiichi Hattori	Director	December 30, 1953	June 2007	20	*
Tetsuo Inoue	Director	June 22, 1948	June 2007	5	*
Satoru Kaji	Director	October 4, 1947	June 2007	6	*
Takashi Iwata	Director	April 9, 1947	June 2007	2	*
Akira Kagata	Director	March 7, 1943	June 2007	1	*
Kiyoyoshi Takegami	Director	December 28, 1954	June 2007	49	*
Toru Kodaki	Director	September 13, 1949	June 2007	-	*
Hideo Asahina	Corporate Auditor	March 28, 1938	June 2007	1	*
Tadayoshi Sano	Corporate Auditor	April 13, 1944	June 2007	2	*
Tsutomu Katsuyama	Corporate Auditor	June 5, 1932	June 2007	-	*
Shiro Kuniya	Corporate Auditor	February 22, 1957	June 2010	-	*
Yoshiro Kitano	Corporate Auditor	September 30, 1935	June 2010	-	*

__________

Note: The asterisk represents beneficial ownership of less than 1%.

Index to Consolidated Financial Statements and Information.

Shigenobu Nagamori has served as our President, Chief Executive Officer and Representative Director since our establishment in July 1973. In June 1995 he became Chairman and Director of Simpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, and from October 2003 became Chairman and Representative Director of Nidec-Shimpo Corporation. He became Chairman and Director of Nidec Tosok Corporation in June 1997 and Nidec-Read Corporation in April 1997. He joined Nidec-Kyori Corporation as Chairman and Representative Director in June 1997. He became Chairman and Director of Nidec Copal Corporation in June 1998. He became Chairman and Representative Director of Nidec Machinery Corporation and Nidec Shibaura Corporation in January 1998 and October 1998, respectively. In March 2002, he became Chairman and Representative Director of Nidec System Engineering (Zhejiang) Corporation and in September 2002, Nidec Copal Electronics Corporation. In March 2004, he became Chairman and Representative Director of Sankyo Seiki Mfg. Co., Ltd.(changed name to Nidec Sankyo Corporation in October 2005), Sankyo Shoji Co., Ltd.(changed name to Nidec Sankyo Shoji Corporation in October 2005), Sankyo Ryutsu Kogyo Co., Ltd. (changed name to Nidec Logistics Corporation in April 2004) Tokyo Pigeon Co., Ltd.(changed name to Nidec Pigeon Corporation in October 2005) and Nissin Kohki Co., Ltd.(changed name to Nidec Nissin Corporation in October 2005). He became Chairman and Director of Nidec Copal Electronics Corporation in September 2004.

Hiroshi Kobe has served as Executive Vice President, Chief Operating Officer and Representative Director of Nidec Corporation since 2006. He joined Nidec in 1973 and served as Managing Director, Director of Sales, Domestic Business and Senior Managing Director in charge of overall business operations. He is also Chairman and Representative Director of Nidec Korea Corporation. He became Chairman and Representative Director of Nidec Total Service Corporation in June 2006. He takes charge of Sales, Compliance Office, Risk Management, Motor Engineering Research Laboratory, and SPM Corporate Quality Control.

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

Kenji Sawamura joined Nidec Corporation in October 1998 as Executive Director (Riji). He has served as our Senior Managing Director since April 2002. And he has served as our Executive Vice President since April 2006 and he takes the responsible role in DC / FAN motor business, Shiga Technical Center, Tottori Technical Center, Corporate Purchasing Department, ADF Corporate Quality Control and Molds Preparation. He became Chairman and Representative Director of Nidec (Dalian) Limited in April 2002, and Nidec (Dongguan) Limited in July 2002. He became Chairman, Chief Executive Officer and Director of Nidec America Corporation in July 2004. He became Chairman and Representative Director of Nidec Nemicon Corporation in October 2005. He also became Chairman and Representative Director of Nidec Shibaura Corporation, Nidec Power Motor Corporation, Nidec Automobile Motor (Zhejiang) Corporation, and Nidec Vietnam Corporation in April 2006. He became Chairman and Representative Director of Nidec Electronics GmbH in June 2006.

Juntaro Fujii had a previous job in Mitsubishi UFJ Research and Consulting Co., Ltd. as Deputy President, and he joined Nidec Corporation in June 2006 as Executive Consultant (Komon). In June 2006, he has served as Executive Vice President our Director, and became General Manager of Corporate Strategy Office.

Index to Consolidated Financial Statements and Information.

Yasuo Hamaguchi became our Managing Director in June 1998, and he has been responsible for the spindle motor business since April 2000. He has served as our Senior Managing Director since April 2002. He became Chairman and Representative Director of Nidec Electronics (Thailand) Co.,Ltd.,and Nidec (Zhejiang) Corporation in April 2003. In July 2004, he became President and Representative Director of Nidec Philippines Corporation, and he became Chairman and Representative Director of Nidec Philippines Corporation and Nidec Singapore Pte. Ltd. in April 2006.

Seizaburo Kawaguchi has served as our Director since June 2000. From March 1989 to March 2003, he served as President and Representative Director of Nidec Singapore Pte. Ltd.  He became President and Representative Director of Nidec Electronics (Thailand) Co., Ltd. in April 2003. He has served as our Managing Director since April 2004.

Tadaaki Hamada had a previous job in Bank of Tokyo-Mitsubishi, and he joined Nidec Corporation in February 2000 as Executive Director (Riji) and has served as General Manager of Corporate Planning since March 2000. From August 2001 to March 2003, he was appointed to be Executive Vice President of Nidec America Corporation. He became General Manager of International Projects Administration in April 2003. He has served as our Director since June 2004, and he has served as our Managing Director since April 2005. He is presiding over Intellectual Property and Legal Department, and he is in charge of Secretarial Office, Corporate Planning,  General Affairs, Personnel, International Projects Administration Department.

Seiichi Hattori has served as our Director since June 1999. He was Director of the Sales Department from October 1996 to March 1998. From April 1998 to March 1999, he served as Executive Director of our Sales Department. He was appointed to be in charge of domestic sales in April 2002. He has been a deputy for presiding over Sales division since April 2005. He became President and Director of Nidec (H.K.) Co., Ltd. and Nidec (Shanghai) International Trading Co., Ltd. in April 2003. He became Chairman and Representative Director of Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and Nidec (Shanghai) International Trading Co., Ltd in June 2006..

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

Takashi Iwata had a previous job in Matsushita Electric Industrial Co., Ltd., and he joined Nidec Corporation in December 2003 as Executive Director (Riji) and has served as a General Manager of Accounting Department. He became General Manager of Internal Audit & Management Advisory in April 2004. He has served as our Director since June 2004.

Akira Kagata had a previous job in Matsushita Electric Industrial Co., Ltd. He joined Nidec Corporation in March 2002, and he became Executive Director (Riji) in April 2003. He became General Manager of Central Technical Laboratory in April 2004. He has served as our Director since June 2005 and he was appointed to be responsible for the research and development of spindle motor business.

Index to Consolidated Financial Statements and Information.

Kiyoyoshi Takegami joined Nidec in April 1978, and has held important job on various sections for engineering. He became General Manager of Development of Shiga Factory in April 1991, and from April 1994 to March 2003, he was appointed to be Vice President of Nidec Electronics (Thailand) Co., Ltd. He became General Manager of Nagano Technical Center in April 2003. He has served as our Director since June 2004. In July 2005, he has doubled as General Manager and Director of Quality Assurance of Nagano Technical Center.

Toru Kodaki had a previous job in The Japan Foundation (an independent administrative institution) as an Executive Vice President. He joined Nidec Corporation in June 2006. He has served as our Director since June 2006. He is in charge of Intellectual Property and Legal Department.

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

Tadayoshi Sano has served as our full-time Corporate Auditor since June 2003. He joined Nidec Corporation in November 1995 and has served as General Manager of Accounting since April 1996 and Executive Director (Riji) since April 1998.

Tsutomu Katsuyama was enrolled in the Kyoto Bar Association and established Tsutomu Katsuyama Law Firm in April 1972. He has been a practicing attorney since then. He served as our Corporate Auditor since June 2003.

Shiro Kuniya was enrolled in the Osaka Bar Association and joined Oh-Ebashi Law Office (currently Oh-Ebashi LPC & Partners) in April 1982. He is a Senior Partner in Oh-Ebashi LPC & Partners. He served as our Corporate Auditor since June 2006.

Yoshiro Kitano was registered as a certified public accountant in September 1980 and as a licensed tax accountant in February 1990. He established Yoshiro Kitano Certified Public Accountant Office in January 2001. He served as our Corporate Auditor since June 2006.

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

Corporate Auditors

Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have five Corporate Auditors: Hideo Asahina, Tadayoshi Sano, Tsutomu Katsuyama, Shiro Kuniya and Yoshiro Kitano. The Corporate Auditors may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has never been a director, officer or employee of us or any of our subsidiaries at any time prior to their election as a Corporate Auditor.Corporate Auditors are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms.

Index to Consolidated Financial Statements and Information.

Two of our Corporate Auditors, Hideo Asahina and Tadayoshi Sano, are full-time Corporate Auditors. Except Tadayoshi Sano, all of our Corporate Auditors are from outside the Nidec group. Our five Corporate Auditors form our Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Representative Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as auditors’ policy and methods of investigation of our affairs.

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

B. Compensation.

The aggregate compensation, including bonuses, paid by us to our Directors and Corporate Auditors as a group during the year ended March 31, 2006 was ¥1,848 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2006, retirement payments in the aggregate amount of ¥96 million were made.

We are currently authorized to issue rights to subscribe for or purchase up to 593,400 shares (after an adjustment to reflect the effect of the stock split discussed below) of our common stock to our directors, corporate auditors and employees for no consideration for the purposes of increasing their incentive and motivation to enhance our business performance and to promote shareholder-oriented management. On November 18, 2005, we completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 per share of common stock.

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

On November 18, 2005, we completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 per share of common stock.

We are currently authorized under this plan to issue rights to purchase 332,000 shares as of August 31, 2006.

Index to Consolidated Financial Statements and Information.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

To our knowledge, as of March 31, 2006, the following persons beneficially owned more than 5% of our outstanding common stock:

Shareholders	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding
Shigenobu Nagamori	23,417	16.2%
Fidelity Investments Japan (1)	11,095	7.7%
JP Morgan Asset Management (2)	8,770	6.1%

__________

(1) As of March 31, 2006, and based on the report filed on that date by Fidelity Investments Japan with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of our common stock.

(2) As of March 31, 2006, and based on the report filed on that date by JP Morgan Asset Management  with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of our common stock.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2006, there were 144,661,292 shares of our common stock outstanding held by 21,567 shareholders of record, including 104 shareholders of record with addresses in the United States who held 18,614,683 shares, representing approximately 12.9% of our outstanding common stock as of that date.

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

As of March 31, 2006, President Nagamori held of record 8.3％ and S. N Kohsan, a business entity indirectly owned by him, held of record 6.1％ of our outstanding shares. President Nagamori’s immediate family held an additional 1.8％ of our outstanding shares as of the same date.

We have entered into various manufacturing, sales and purchase arrangements with our affiliates, most of which involve the production of components or products that we sell.

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

Record date	Dividends per share
	Yen		U.S. dollar
September 30, 2002	¥5.0	*	$0.041
March 31, 2003	7.5	*	0.063
September 30, 2003	7.5	*	0.069
March 31, 2004	7.5	*	0.070
September 30, 2004	10.0	*	0.095
March 31, 2005	12.5	*	0.115
September 30, 2005	12.5	*	0.104
March 31, 2006	¥20.0		$0.173

* A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the dividends per share have been accordingly adjusted to reflect the effect of the stock split.

It is the present intention of the Board of Directors to continue to pay cash dividends on a semiannual basis and to provide a stable level of dividends to our shareholders The declaration and payment of dividends are, however, subject to our future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

Index to Consolidated Financial Statements and Information.

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the maximum rate of 20%. Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders are generally subject to a maximum withholding rate of 10%.

B. Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2006, the date of our last audited financial statements.

Index to Consolidated Financial Statements and Information.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Osaka Securities Exchange, Co., Ltd. and the First Section of the Tokyo Stock Exchange, Inc. both of which are reserved for larger, established companies.

The following table sets forth, for the periods indicated, the closing high and low sales prices, as adjusted to reflect the 2-for-1 stock split that took effect on May 19, 2000 as well as the 2-for-1 stock split that took effect on November 18, 2005 but excepting the 4-for-1 ratio change that took effect on January 1, 2004, and the average daily trading volume of our common stock on the Osaka Securities Exchange, and the closing highs and lows of the Nikkei Stock Average:

	Price Per Share		Average Daily Trading Volume	Nikkei Stock Average
	High	Low		High	Low
			(in thousands of shares)
Year ended March 31,
2001	¥ 5,100	¥ 2,445	226	¥ 20,833.21	¥ 11,819.70
2002	4,645	1,825	401	14,529.41	9420.85
2003	4,920	2,750	435	11,979.85	7,862.43
2004	5,700	2,800	361	11,770.65	7,607.88
2005
First Quarter	6,195	5,390	473	12,163.89	10,505.05
Second Quarter	5,675	4,795	437	11,896.01	10,687.81
Third Quarter	6,370	5,405	520	11,488.76	10,659.15
Fourth Quarter	6,675	5,810	378	11,966.69	11,238.37
2006
First Quarter	6,720	5,735	516	11,874.75	10,825.39
Second Quarter	6,900	5,810	642	13,617.24	11,565.99
Third Quarter	10,330	6,360	568	16,344.20	13,106.18
Fourth Quarter	10,930	8,520	722	17,059.66	15,341.18
2007
First Quarter	9,660	7,500	617	17,563.37	14,218.60
Calendar period
January 2006	10,930	9,160	557	16,649.82	15,341.18
February 2006	10,820	8,670	1,127	16,747.76	15,437.93
March 2006	9,660	8,520	497	17,059.66	15,627.49
April 2006	9,660	8,530	682	17,563.37	16,906.23
May 2006	8,850	8,350	569	17,291.67	15,467.33
June 2006	8,460	7,500	602	15,789.31	14,218.60
July 2006	8,290	7,030	640	15,638.50	14,437.24
August 2006	¥ 8,590	¥ 7,720	430	¥ 16,181.17	¥ 15,154.06

Index to Consolidated Financial Statements and Information.

Our ADSs have been listed on the New York Stock Exchange since September 27, 2001. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars as adjusted to reflect the 2-for-1 stock split that took effect on November 18, 2005, and the average trading volume of our ADSs on the New York Stock Exchange:

	Price Per ADS		Average Daily Trading Volume	Dow Jones Industrial Average
	High	Low		High	Low
			(in ADSs)
Year ended March 31,
2002
Third Quarter	$ 7.38	$ 4.24	42,573	$ 10,136.99	$ 8,836.83
Fourth Quarter	9.13	6.53	90,373	10,635.25	9,618.24
2003
First Quarter	9.78	7.80	10,225	10,381.73	9,120.11
Second Quarter	9.38	6.25	3,019	9,379.50	7,591.93
Third Quarter	8.16	5.47	6,020	8,931.68	7,286.27
Fourth Quarter	7.93	6.63	3,943	8,842.62	7,524.06
2004
First Quarter	8.75	5.88	8,276	9,323.02	8,069.86
Second Quarter	10.44	8.41	5,151	9,659.13	9,036.04
Third Quarter	12.96	10.32	6,756	10,453.92	9,469.20
Fourth Quarter	13.31	11.50	15,584	10,737.70	10,048.23
2005
First Quarter	14.10	12.33	11,377	10,570.81	9,906.91
Second Quarter	12.94	11.05	13,984	10,342.79	9,814.59
Third Quarter	15.37	12.47	7,222	10,854.54	9,749.99
Fourth Quarter	16.20	14.14	10,633	10,940.55	10,368.61
2006
First Quarter	15.63	13.25	15,719	10,623.07	10,012.36
Second Quarter	15.38	13.01	23,991	10,705.55	10,270.68
Third Quarter	22.56	14.08	18,779	10,931.62	10,215.22
Fourth Quarter	23.32	18.31	29,855	11,317.43	10,667.39
2007
First Quarter	20.82	16.73	23,667	11,642.65	10,706.14
Calendar period
January 2006	23.32	19.95	19,915	11,043.44	10,667.39
February 2006	22.53	18.34	42,526	11,137.17	10,749.76
March 2006	20.65	18.31	28,030	11,317.43	10,958.59
April 2006	20.82	18.74	25,826	11,382.51	11,073.78
May 2006	19.84	18.65	29,377	11,642.65	11,094.43
June 2006	19.10	16.73	16,091	11,260.28	10,706.14
July 2006	18.35	15.28	28,190	11,228.02	10,739.35
August 2006	$ 18.41	$ 16.83	12,617	$ 11,382.91	$ 11,076.18

* The Ratio of ADS to shares was changed from each ADS representing on share to each ADS representing one-fourth of one share, effective January 1, 2004. Accordingly price per ADS information has been restated for all prior periods presented to reflect this ratio change.

Index to Consolidated Financial Statements and Information.

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

Provisions Regarding Our Directors

Our Articles of Incorporation do not permit a Director to vote on a proposal in which a Director is materially interested and, under the new Company Law of Japan, which came into effect on May 1, 2006, a Director is required to refrain from voting on such matters at meetings of the Board of Directors.

The Company Law provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company’s representative director.

The Company Law requires directors to “perform their duties faithfully on behalf of the company,” thus subjecting directors to a duty of loyalty ( chujitsu gimu). This duty is supplemented by other duties such as to avoid self-dealing and competition with the corporation as well as to abide by all laws and regulations, articles of incorporation and resolutions of general meetings of shareholders.

Directors can be held liable for damages caused by their negligence in performing their duties, including any action to violate a law, an ordinance or articles of incorporation. For example, directors can be liable for damages caused by declaring an unlawful dividend or distribution of money or by offering some benefit to a shareholder in exchange for the exercise of that shareholder’s rights as shareholder.

There is no mandatory retirement age for our Directors under the Company Law or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director either under the Company Law or our Articles of Incorporation.

Holding of Our Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws of Japan or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

Set forth below is information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law and related legislation.

Index to Consolidated Financial Statements and Information.

General

Our authorized share capital is 480,000,000 shares, of which 144,661,292 shares were issued and outstanding as of March 31, 2006. Under the Company Law, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights.

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

Shareholders’ Rights to Bring Actions Against Directors

The Company Law provides for the Japanese shareholder derivative action mechanism, which allows any shareholder who has held a share for the previous six months to demand that the corporation take action to protect the company and enforce a director’s duties. Derivative actions may be brought to “enforce the liability of directors” which refers to situations including, but not limited to, that where directors engage in self-interested transactions, or violate any law, ordinance or the articles of incorporation. If the board has not instituted an action within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. The Company Law provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company “irreparable damage.” In such cases, the shareholder may institute the action immediately, but after having brought the action must notify the company “without delay.” So, for example, if a company might suffer irreparable damage from an illegal act of a director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act.

Index to Consolidated Financial Statements and Information.

Distribution of Surplus

General

Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). A company may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus”. Under the Company Law, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders; however, such distributions can be authorized by the board of directors if its articles of incorporations so provide, so long as the following requirements are met:

(a)

the normal term of office of directors is not longer than one year; and

(b)

non-consolidated annual financial statements and certain documents for the last fiscal year present fairly its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

Our Articles of Incorporation provide that the term of our Directors shall be no longer than one year and that our Board of Directors is authorized to decide distributions of Surplus. Therefore, our Board of Directors has the authority to decide to make future distributions of Surplus upon meeting the requirement (b) above.

Under our Articles of Incorporation, year-end dividends and interim dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of March 31 and September 30 of each year, respectively, pursuant to a resolution of our Board of Directors. In addition, as stated above, under the Company Law and our Articles of Incorporation, we may make further distributions of Surplus by resolution of our Board of Directors. Under our Articles of Incorporation, we are not obliged to pay any dividends in the form of cash that are left unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus, may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of our Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of our Board of Directors, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders.

Restriction on Distributions of Surplus

When we make a distribution of Surplus, we must, until the aggregate amount of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital, set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

Index to Consolidated Financial Statements and Information.

“A” = the total amount of ‘other capital surplus’ and ‘other retained earnings’, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year;

“B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

“C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” = (if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed;

“G” = certain other amounts set forth in the ordinances of the Ministry of Justice, including (if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the amount set aside in our additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)

the book value of our treasury stock;

(b)

the amount of consideration for our treasury stock disposed of by us after the end of the last fiscal year; and

(c)

certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of good will and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our non-consolidate balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

If we have become at our option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount (if the amount is zero or below zero, zero) of (x) the total amount of shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in the ordinances of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year.

Index to Consolidated Financial Statements and Information.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Company Law) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by the Board of Directors and audited by our independent auditors, as required by the ordinances of the Ministry of Justice.

For information as to Japanese taxes on dividends, see “Tax Considerations ― Japanese Taxation.”

Capital and Reserves

When we issue new shares, the entire amount of cash or other assets paid or contributed by subscribers for those new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the amount of such cash or assets as additional paid-in capital by resolution of the Board of Directors.

The Company Law permits us, generally by resolution of our Board of Directors, to reduce our additional paid-in capital or legal reserve, and in the case of reduction of additional paid-in-capital, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In additional we may reduce our Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split the issued shares into a greater number of shares by resolution of our Board of Directors. When a stock split is to be made, so long as the only class of outstanding shares is the shares, we may increase the number of authorized shares in the same ratio as that of such stock split by amending our Articles of Incorporation, which amendment may be made by a representative director without approval by shareholders.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

Japanese Unit Share System

Our Articles of Incorporation provide that 100 shares of common stock constitute one “unit.” The Company Law permits us, by resolution of our Board of Directors, to reduce the number of shares that constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting. The number of shares constituting a unit may not exceed 1,000 shares.

Transferability of Shares Representing Less Than One Unit

We have made ADS Ratio Change from the ratio of one share of the common stock to the ratio of the one-fourth of one share of the common stock. As a result, the minimum trading unit of the ADS was the ratio of the one-fourth of one share of the common stock.

Index to Consolidated Financial Statements and Information.

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

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares

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

Voting Right of a Holder of Shares Representing Less Than One Unit

A holders of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each unit of shares, except as stated in “— Voting Rights” below.

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

Index to Consolidated Financial Statements and Information.

Other Rights of a Holder of Shares Representing Less Than One Unit

In accordance with the Company Law, our Articles of Incorporation provide that a holder of shares representing less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our Articles of Incorporation including the following rights:

•

to receive distribution of dividends;

•

to receive shares, cash or other assets in case of acquisition of shares by us, consolidation or split of shares, exchange or transfer of shares or corporate merger;

•

to be allotted rights to subscribe for new shares and other stock acquisition rights when such rights are granted to shareholders; and

•

to participate in any distribution of surplus assets upon liquidation.

Annual General Meeting of Shareholders

We normally hold our annual general meeting of shareholders in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares, as described under “— Japanese Unit Share System” above. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Company Law and our Articles of Incorporation require a quorum for the election of Directors and Corporate Auditors of not less than one-third of the voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding voting rights are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Company Law and our Articles of Incorporation provide that certain important matters shall be approved by a “special resolution” of general meeting of shareholders.  Our Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

•

a reduction of the stated capital;

•

amendment of the Articles of Incorporation (except amendments which the Board of Directors are authorized to make under the Company Law);

•

the removal of a Corporate Auditor;

•

establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer requiring shareholders’ approval;

•

a dissolution, merger or consolidation requiring shareholders’ approval;

Index to Consolidated Financial Statements and Information.

•

a company split requiring shareholders’ approval;

•

the transfer of the whole or an important part of our business;

•

the taking over of the whole of the business of any other corporation requiring shareholders’ approval;

•

any issuance of shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price;

•

any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

•

purchase of shares by us from a specific shareholder other than our subsidiary;

•

consolidation of shares;

•

distribution of Surplus in kind with respect to which shareholders are not granted the right to require us to make such distribution in cash instead of in kind; and

exemption from a portion of liability of the Directors, Corporate Auditors or independent auditors. The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001.

Subscription Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our Board of Directors determines, subject to the limitations as to the issue of new shares at a “specially favorable” price in which case a special resolution of general meeting of shareholders is required as described in “- Voting Rights” above. The Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date of which not less than two weeks’ prior public notice must be made. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.

Stock Acquisition Rights

We may issue stock acquisition rights ( shinkabu yoyakuken ) or bonds with stock acquisition rights ( shinkabu yoyakuken-tsuki shasai ). Except where the issue would be on “specially favorable” conditions, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of the Board of Directors. Subject to the terms and conditions thereof, holders of stock acquisition rights may acquire a prescribed number of shares by exercising their stock acquisition rights and paying the exercise price at any time during the exercise period thereof. Upon exercise of stock acquisition rights, we will be obliged to either issue the relevant number of new shares or transfer the necessary number of existing shares held by us as treasury stock to the holder.

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

Index to Consolidated Financial Statements and Information.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Share Registrar

The Sumitomo Trust and Banking Company, Limited is the share registrar for the shares. Sumitomo Trust’s office is located at 5-33, Kitahama 4-chome, Chuo-ku, Osaka, 540-0041, Japan. Sumitomo Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

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

Repurchase by Nidec of Shares

Under the Company Law and our Articles of Incorporation, we may acquire our shares (i) by soliciting all our shareholders to offer to sell our shares held by them (in this case, the certain terms of such acquisition, such as the total number of the shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholders other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of our Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders). In the case of (ii) above, any other shareholder may make a request to the Board of Directors that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares calculated in a manner set forth in the ordinances of the Ministry of Justice.

Index to Consolidated Financial Statements and Information.

These acquisitions are subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “— Distribution of Surplus” above. We may hold our shares acquired in compliance with the provisions of the Company Law, and may generally dispose of or cancel such shares by resolution of the Board of Directors.

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

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares with voting rights of a company that is listed on any Japanese stock exchange to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding of shares with voting rights or of any specified changes set out in any previously-filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights are taken into account in determining both the number of shares with voting rights held by the holder and the issuer’s total issued shares with voting rights. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed.

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

On September 19, 2006, the closing price of our shares on the Osaka Securities Exchange was ¥8,470 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as oppose to an increase of value of shares) from Japanese tax perspectives. A conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xv) of the Japanese Corporation Tax Law Enforcement Order).

If we purchase our listed shares by way of a tender offer for the purpose of cancellation with retained earnings, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, no deemed dividend is required to recognize if we purchase our shares at/through the stock market due to the difficulty to identify each shareholder sold our shares (Articles 24(1) (iv) and 61-2(xi) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders who sell our shares on an over-the-counter basis, no deemed dividend is required to be recognized until March 31, 2007 due to the operation of a temporary measurement (Article 9-6 of the Japanese Special Tax Measurement Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled are not subject to the deemed dividend taxation (such a tax treatment is introduced under the 2001 tax legislation).

Index to Consolidated Financial Statements and Information.

Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate will apply thereafter) except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Under the tax treaty between the United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends (those declared on or after July 1, 2004) is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the tax treaty between the US and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Japanese Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes may be assessed against an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

Foreign currency derivatives at March 31, 2005

	Maturity date
	For the year ending March 31

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Foreign Exchange Forward Contracts
Sell U.S. dollars
Contract amounts (in millions)	¥ 1,444	-	-	-	-	-	¥ 1,444	¥ (31)
Weighted-average contracted forward Rate (yen per U.S.$1)	104.54	-	-	-	-	-	104.54
Sell THB
Contract amounts (in millions)	¥ 110	-	-	-	-	-	¥ 110	¥ (1)
Weighted-average contracted forward Rate (yen per THB1)	2.70	-	-	-	-	-	2.70
Buy U.S. dollars
Contract amounts (in millions)	¥ 207	-	-	-	-	-	¥ 207	¥ 7
Weighted-average contracted forward Rate (yen per U.S.$1)	103.71	-	-	-	-	-	103.71

Foreign currency derivatives at March 31, 2006

	Maturity date
	For the year ending March 31

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Foreign Exchange Forward Contracts
Buy U.S. dollars
Contract amounts (in millions)	¥ 1,423	-	-	-	-	-	¥ 1,423	¥ (1)
Weighted-average contracted forward Rate (yen per U.S.$1)	116.39	-	-	-	-	-	116.39
Buy THB
Contract amounts (in millions)	¥ 40	-	-	-	-	-	¥ 40	¥ (0)
Weighted-average contracted forward Rate (yen per THB1)	3.00	-	-	-	-	-	3.00

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

Interest rate risk at March 31, 2005
(Yen in millions)
	Maturity date
	For the year ending March 31
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	¥ 18	¥ 25	¥ 54	¥ 24	¥ 4	¥ 78	¥ 203	¥ 184
Weighted-average interest rate	2.61%	2.13%	1.81%	2.10%	4.29%	4.01%	2.85%
Floating Rate
Principal cash flows	83	73	57	37	12	16	278	278
Weighted-average interest rate	2.79%	2.99%	3.27%	3.47%	4.44%	4.31%	3.19%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	1,037	845	652	16	5	68	2,623	2,591
Weighted-average interest rate	1.02%	1.06%	0.75%	2.97%	3.86%	3.62%	1.05%
Fixed Rate (convertible bonds)
Principal cash flows	5,394	-	-	30,638	-	-	36,032	36,032
Weighted-average interest rate	0.80%	-	-	0.00%	-	-	0.12%
Floating Rate (long-term loan)
Principal cash flows	2	2,001	2	2	2	16	2,025	2,025
Weighted-average interest rate	1.80%	2.53%	2.46%	2.77%	3.09%	3.57%	0.039%

Interest Rate Derivatives
Interest Rate Swaps
Fixed rate payments
Notional amounts	-	-	-	1,200	-	-	1,200	(46)
Weighted-average interest rate	-	-	-	1.42%	-	-	1.42%	-
Floating rate receives
Notional amounts	-	-	-	1,200	-	-	1,200	-
Weighted-average interest rate	-	-	-	0.30%	-	-	0.30%
Interest Rate Caps
Purchased Caps
Notional amounts	-	¥ 2,500	-	-	-	-	¥ 2,500	¥ (24)
Weighted-average interest rate	-	1.00%	-	-	-	-	1.00%

Index to Consolidated Financial Statements and Information.

Interest rate risk at March 31, 2006
(Yen in millions)
	Maturity date
	For the year ending March 31
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	¥ 19	¥ 7	¥ 5	¥ 5	¥ 5	¥ 44	¥ 85	¥ 89
Weighted-average interest rate	4.00%	4.05%	4.44%	4.43%	4.43%	4.47%	4.33%
Floating Rate
Principal cash flows	84	71	56	36	12	17	276	276
Weighted-average interest rate	2.97%	3.12%	3.13%	3.10%	3.87%	2.64%	3.07%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	737	680	20	1	1	6	1,445	1,456
Weighted-average interest rate	0.91%	0.78%	2.36%	4.52%	4.52%	4.47%	0.89%
Fixed Rate (convertible bonds)
Principal cash flows	-	27,413	-	-	-	-	27,413	39,807
Weighted-average interest rate	-	0.00%	-	-	-	-	0.00%
Floating Rate (long-term loan)
Principal cash flows	2,017	5	4	4	4	48	2,082	2,082
Weighted-average interest rate	1.35%	3.38%	3.46%	3.61%	3.74%	4.21%	1.44%

Interest Rate Derivatives
Interest Rate Swaps
Fixed rate payments
Notional amounts	-	-	1,200	-	-	-	1,200	(12)
Weighted-average interest rate	-	-	1.42%	-	-	-	1.42%	-
Floating rate receives
Notional amounts	-	-	1,200	-	-	-	1,200	-
Weighted-average interest rate	-	-	1.11%	-	-	-	1.11%
Interest Rate Caps
Purchased Caps
Notional amounts	¥ 2,500	-	-	-	-	-	¥ 2,500	¥ (8)
Weighted-average interest rate	1.00%	-	-	-	-	-	1.00%

Equity security price risk

We have marketable equity securities classified as available-for-sale securities. At March 31, 2005, the fair value of these securities was ¥16,554 million and at March 31, 2006 it was ¥19,676 million. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2005 would be ¥1,655 million and as of March 31, 2006 would be ¥1,968 million, respectively. We had no open equity derivative positions during the year ended March 31, 2005 or 2006.

Index to Consolidated Financial Statements and Information.

Commodity price risk

We had no open commodity derivative positions for the year ended March 31, 2005 or 2006.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Index to Consolidated Financial Statements and Information.

Item 15. Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected.  There inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2006 pursuant to Rule 13a-15(b) under the Exchange Act.  Based upon the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2006.  Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting that occurred during the year ended March 31, 2006 pursuant to Rule 13a-15(d) of the Exchange Act.  Based upon that evaluation, other than the changes described below, there was no change during the fiscal year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In connection with the audit of our consolidated financial statements for the year ended March 31, 2005, our principal accountant reported to our Board of Corporate Auditors the following reportable conditions pursuant to AU Section 325, Communication of Internal Control Related Matters Noted in an Audit, of the American Institute of Certified Public Accountants’ Professional Standards:

1.     During the course of its audit of one of our subsidiaries, the principal accountant noted unusual transactions including sales to an agent, sales to a foreign subsidiary with unusually high margins and no eliminating adjustments for profits on certain inter-company transactions at the subsidiary, which our internal control procedures did not identify as irregular transactions.

2.     Our management evaluated subsidiary business performance on a monthly basis based on non-consolidated financial data which did not include consolidation adjustments, such as the elimination of inter-company transactions.  Also, for management evaluation purposes, we only consolidate our accounts at the parent company level, with no sub-consolidations at subsidiaries.  In light of these and other circumstances, the principal accountant identified a significant risk that, even with the quarterly closing and preparation of consolidated financial statements that we conducted, the types of irregular transactions described above would not be identified in a timely manner.

Index to Consolidated Financial Statements and Information.

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

Management examined the reportable conditions described above and concluded that they would have constituted material weaknesses in internal control over financial reporting.  To remediate these reportable conditions, during the fiscal year ended March 31, 2006, we took steps to strengthen our internal controls by implementing certain measures such as increasing the level of internal audit review at the subsidiary at which the principal accountant identified irregular transactions, issuing notices, developing internal regulations, and requiring all of our subsidiaries to prepare their financial statements in a manner consistent with generally accepted accounting principles in the United States, including those relating to consolidation.  Corrected control deficiencies were retested by management to assure that our remediation efforts were successful.  As a result of these steps, the reportable conditions described above were remediated by the end of the fiscal year ended March 31, 2006.

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

Item 16C. Principal Accountant Fees and Services

Principal Accountant Audit Fees and Services Fees

The following table presents the fees paid or accrued by us for the audit and non-audit services rendered by our principal accountants, Misuzu Audit Corporation, a network firm of PricewaterhouseCoopers International Limited (Misuzu Audit Corporation changed its name from ChuoAoyama PricewaterhouseCoopers to its current name as of September 1, 2006), during the fiscal years ended March 31, 2005 and 2006.

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31,		For the year ended
Type of Fee	2005	2006	March 31, 2006
Audit Fees (1)	¥ 352	¥ 424	$ 3,609
Audit Related Fees (2)	35	80	681
Tax Fees (3)	15	22	187
All Other Fees (4)	2	9	77

Total	¥ 404	¥ 535	$ 4,554

(1) Audit fees consist of the fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filing.

(2) Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. This includes fees for employment benefit plan audits, due diligence to related mergers and acquisitions, attestations by Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers) that are not required by statute or regulation, and consulting on financial accounting/reporting standards.

(3) Tax fees represent fees for professional services rendered by Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers) for tax compliance, tax advise and tax planning.

(4) All other fees include fees for products and services provided by Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers) other than the services reported above.

The Board of Corporate Auditors has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers).

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

(a)       The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

(b)       Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

(c)       None of the members of the board of corporate auditors is elected by management, and none of the listed company’s executive officers is a member of the board of corporate auditors.

(d)       Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

(e)       The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

Index to Consolidated Financial Statements and Information.

(f)       To the extent permitted by Japanese law:

-     the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

-     the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

-     the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Index to Consolidated Financial Statements and Information.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases.

The following table sets forth information concerning purchases made by us during the fiscal year ended March 31, 2006.

	Shares	Yen	Shares	Shares
	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum numbers of shares that may yet be purchased under the plans or programs
2005
April 1 - 30	304	¥ 13,287	-	-
May 1 - 31	178	12,232	-	-
June 1 - 30	175	11,914	-	-
July 1 - 31	371	11,865	-	-
August 1 - 31	269	12,347	-	-
September 1- 30	450	12,645	-	-
October 1 - 31	478	6,632	-	-
November 1 - 30	661	7,966	-	-
December 1- 31	2,344	9,160	-	-
2006
January 1 - 31	1,371	10,028	-	-
February 1 - 28	1,065	9,716	-	-
March 1 - 31	1,493	8,917	-	-

Total	9,159	¥ 9,721	-	-

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

8.1	Subsidiaries of Nidec Corporation
11.1	Code of Ethics***
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

**   Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.

*** Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2005 filed on August 12, 2005.

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
Date: September 25, 2006

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

8.1	Subsidiaries of Nidec Corporation
11.1	Code of Ethics***
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

**   Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.

*** Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2005 filed on August 12, 2005.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

Index to Consolidated Financial Statements and Information

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers

Kyoto, Japan

June 22, 2006

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Current assets:
Cash and cash equivalents	¥ 70,111	¥92,079	$ 783,851
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥484 million in 2005 and ¥538 million ($4,580 thousand) in 2006:
Notes	17,351	15,740	133,992
Accounts	112,568	127,998	1,089,623
Inventories	48,962	60,474	514,804
Other current assets	11,951	15,256	129,871

Total current assets	260,943	311,547	2,652,141

Marketable securities and other securities investments	18,495	21,328	181,561
Investments in and advances to affiliated companies	1,865	2,868	24,415

	20,360	24,196	205,976
Property, plant and equipment:
Land	31,774	36,088	307,210
Buildings	79,765	89,039	757,972
Machinery and equipment	178,594	210,108	1,788,610
Construction in progress	6,687	8,780	74,743

	296,820	344,015	2,928,535
Less - Accumulated depreciation	(147,614)	(167,787)	(1,428,339)

	149,206	176,228	1,500,196

Goodwill	40,664	44,266	376,828
Other non-current assets	13,000	9,733	82,855

Total assets	¥ 484,173	¥ 565,970	$ 4,817,996

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Current liabilities:
Short-term borrowings	¥ 28,478	¥ 43,621	$ 371,337
Current portion of long-term debt	8,493	4,647	39,559
Trade notes and accounts payable	95,076	109,053	928,348
Other current liabilities	28,280	28,809	245,246

Total current liabilities	160,327	186,130	1,584,490
Long-term liabilities:
Long-term debt	37,833	32,134	273,551
Accrued pension and severance costs	11,128	9,704	82,608
Other long-term liabilities	12,338	11,365	96,748

Total long-term liabilities	61,299	53,203	452,907

Minority interest in consolidated subsidiaries	55,507	62,978	536,120

Commitments and contingencies (Note 24)
Shareholders’ equity:
Common stock authorized 2005 and 2006: 480,000,000 shares ; issued and outstanding: 2005 - 142,504,926 shares/ 2006 - 144,661,292 shares	61,180	65,649	558,858
Additional paid-in capital	63,799	68,240	580,914
Retained earnings	88,954	126,334	1,075,458
Accumulated other comprehensive loss
Foreign currency translation adjustments	(9,466)	(75)	(639)
Unrealized gains from securities	2,777	3,863	32,885
Minimum pension liability adjustment	(56)	(115)	(979)
Treasury stock, at cost: 2005 - 31,204 shares / 2006 - 42,110 shares	(148)	(237)	(2,018)

Total shareholders’ equity	207,040	263,659	2,244,479

Total liabilities and shareholders’ equity	¥ 484,173	¥ 565,970	$ 4,817,996

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2004	2005	2006	2006
	Net sales	¥ 277,497	¥ 485,861	¥ 536,858	$ 4,570,171
	Operating expenses:
	Cost of products sold	218,189	370,938	413,012	3,515,893
	Selling, general and administrative expenses	28,542	35,340	41,188	350,626
	Research and development expenses	8,751	25,918	29,232	248,847

		255,482	432,196	483,432	4,115,366

	Operating income	22,015	53,665	53,426	454,805

	Other income (expense):
	Interest and dividend income	362	929	1,664	14,165
	Interest expense	(862)	(871)	(1,362)	(11,594)
	Foreign exchange (loss) gain, net	(3,149)	2,377	7,866	66,962
	(Loss) gain on derivative instruments, net	(5)	(175)	75	639
	Gain from marketable securities, net	816	1,586	3,869	32,936
	Gain (loss) from sales of investments in affiliated companies	45	(3)	-	-
	Other, net	417	(218)	(1,160)	(9,875)

		(2,376)	3,625	10,952	93,233

	Income before provision for income taxes	19,639	57,290	64,378	548,038
	Provision for income taxes	(5,424)	(12,847)	(15,213)	(129,505)

	Income before minority interest and equity in earnings of affiliated companies	14,215	44,443	49,165	418,533
	Minority interest in income of consolidated subsidiaries	648	10,954	8,170	69,550
	Equity in net (income) / losses of affiliated companies	(2,522)	34	46	392

	Net income	¥ 16,089	¥ 33,455	¥ 40,949	$ 348,591

		Yen			U.S. dollars
	Per share data:
Net income	－ basic	¥ 125.57	¥ 239.87	¥ 285.47	$ 2.43
	－ diluted	¥ 120.76	¥ 228.29	¥ 275.05	$ 2.34
	Cash dividends	¥ 15.00	¥ 17.50	¥ 25.00	$ 0.21

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2003	127,149,458	¥26,485	¥25,817	¥43,708	¥(7,387)	¥(66)	¥88,557
Comprehensive income:
Net income				16,089			16,089
Other comprehensive income (loss):
Foreign currency translation adjustments					(5,785)		(5,785)
Unrealized gains (losses) from securities, net of reclassification adjustment					2,747		2,747
Minimum pension liability adjustment					1,890		1,890

Total comprehensive income							14,941

Dividends paid				(1,910)			(1,910)
Conversion of convertible debt	1,720,358	2,510	2,510				5,020
New shares issued upon shares exchange	1,165,980		3,495				3,495
Purchase of treasury stock						(57)	(57)
Reissuance of treasury stock							-

Balance at March 31, 2004	130,035,796	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046

Comprehensive income:
Net income				33,455			33,455
Other comprehensive income (loss):
Foreign currency translation adjustments					2,009		2,009
Unrealized gains (losses) from securities, net of reclassification adjustment					(195)		(195)
Minimum pension liability adjustment					(24)		(24)

Total comprehensive income							35,245

Dividends paid				(2,388)			(2,388)
Conversion of convertible debt	1,141,330	1,940	1,940				3,880
Issuance of new shares	11,240,000	30,084	30,077				60,161
Issuance cost of new stock			(207)				(207)
Exercise of stock option	87,800	161	161				322
Treasury stock issued upon stock exchange			6			31	37
Purchase of treasury stock						(56)	(56)

Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				40,949			40,949
Other comprehensive income (loss):
Foreign currency translation adjustments					9,391		9,391
Unrealized gains from securities, net of reclassification adjustment					1,086		1,086
Minimum pension liability adjustment					(59)		(59)

Total comprehensive income							51,367

Dividends paid				(3,569)			(3,569)
Conversion of convertible debt	2,032,966	4,242	4,240				8,482
Issuance cost of new stock			(49)				(49)
Exercise of stock option	123,400	227	250				477
Purchase of treasury stock						(89)	(89)

Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2005	$520,814	$543,109	$757,249	$(57,419)	$(1,260)	$1,762,493
Comprehensive income:
Net income			348,591			348,591
Other comprehensive income (loss):
Foreign currency translation adjustments				79,943		79,943
Unrealized gains from securities, net of reclassification adjustment				9,245		9,245
Minimum pension liability adjustment				(502)		(502)

Total comprehensive income						437,277

Dividends paid			(30,382)			(30,382)
Conversion of convertible debt	36,112	36,094				72,206
Issuance cost of new stock		(417)				(417)
Exercise of stock option	1,932	2,128				4,060
Purchase of treasury stock					(758)	(758)

Balance at March 31, 2006	$558,858	$580,914	$1,075,458	$31,267	$(2,018)	$2,244,479

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Cash flows from operating activities:
Net income	¥ 16,089	¥ 33,455	¥ 40,949	$ 348,591
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,273	21,528	26,285	223,759
Amortization	217	577	341	2,903
Gain from marketable securities, net	(816)	(1,586)	(3,869)	(32,936)
Loss on sales and disposal of property, plant and equipment	819	1,479	123	1,047
Deferred income taxes	460	2,537	1,586	13,501
Minority interest in income of consolidated subsidiaries	648	10,954	8,170	69,550
Equity in net (income) losses of affiliated companies	(2,522)	34	46	392
Loss (gain) on derivative instruments, net	5	175	(75)	(639)
(Gain) loss from sale of investments in affiliated companies	(45)	3	-	-
Foreign currency adjustments	3,566	(752)	(4,237)	(36,069)
Accrual for pension and severance costs, net payments	(942)	(9,352)	(2,924)	(24,891)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(3,559)	(15,132)	(9,806)	(83,477)
Increase in inventories	(5,959)	(3,254)	(10,256)	(87,307)
Increase in notes and accounts payable	5,699	968	7,943	67,617
Increase in accrued income taxes	876	2,303	601	5,116
Other	2,601	396	1,055	8,981

Net cash provided by operating activities	¥ 31,410	¥ 44,333	¥ 55,932	$ 476,138

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Cash flows from investing activities:
Additions to property, plant and equipment	¥ (22,631)	¥ (37,257)	¥ (43,185)	$ (367,626)
Proceeds from sales of property, plant and equipment	893	2,510	1,505	12,812
Purchases of marketable securities	(2,176)	(3)	(329)	(2,801)
Proceeds from sales of marketable securities	1,780	2,739	4,083	34,758
Investments in and advances to affiliated companies	(14,807)	-	(725)	(6,172)
Proceeds from sales of investments in affiliated companies	955	344	-	-
Acquisitions of consolidated subsidiaries, net of cash acquired	16,435	23	-	-
Payments for additional investments in subsidiaries	(1,057)	(12,103)	(5,283)	(44,973)
Other	(525)	(2,141)	(41)	(349)

Net cash used in investing activities	(21,133)	(45,888)	(43,975)	(374,351)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	11,204	(57,824)	13,080	111,348
Proceeds from issuance of long-term debt	0	2,868	100	851
Repayments of long-term debt	(7,774)	(4,442)	(3,130)	(26,645)
Proceeds from issuance of corporate bonds	30,873	-	-	-
Proceeds from issuance of new shares	-	60,133	454	3,865
Dividends paid	(1,910)	(2,388)	(3,569)	(30,382)
Other	101	(841)	(1,591)	(13,544)

Net cash provided by (used in) financing activities	32,494	(2,494)	5,344	45,493

Effect of exchange rate changes on cash and cash equivalents	(2,418)	768	4,667	39,729
Net increase (decrease) in cash and cash equivalents	40,353	(3,281)	21,968	187,009
Cash and cash equivalents at beginning of year	33,039	73,392	70,111	596,842

Cash and cash equivalents at end of year	¥ 73,392	¥ 70,111	¥ 92,079	$ 783,851

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacturing and marketing of i) small precision motors, which include spindle motors for computer hard disk drives, motors for optical disk drives, small precision fans and vibration motors for mobile phones; ii) mid-size motors, which are used in automobiles, various electric household appliances and industrial equipment; iii) machinery, which includes, power transmission equipment, board testers, semi-conductor manufacturing supplies, substrate inspection equipment, measuring equipment, card readers, industrial robots and factory automation systems. iv) electronic and optical components, which include camera shutters, camera lends units, encoders, switches, trimmer potentiometers, motor driven actuator units, optical pickup units, processing and precision plastic mold products. v) other products, which include auto parts, pivot assemblies and other services. Manufacturing operations are located primarily in Asia (China, Singapore, Thailand and the Philippines), and NIDEC has sales subsidiaries primarily in Asia, North America and Europe.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Inventories -

Inventories are stated at the lower of cost or market. Cost is determined principally on the weighted average cost basis. Cost includes the cost of materials, labor and applied factory overhead. Projects in progress, which mainly relate to production of factory automation equipment based on contracts with customers, are stated at the lower of cost or estimated realizable value, cost being determined as the accumulated production cost.

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

Derivative financial instruments -

NIDEC employs derivative financial instruments, including foreign currency options, interest rate swaps, interest rate caps agreements and foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivative contracts are marked to market and changes in value, both increases and decreases, are recognized directly in the consolidated statement of income. No derivatives are designated as hedges or accounted for as hedges.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method to reflect the manner in which the machinery is used due to short product cycles and rapid technology changes by the Company, its Japanese subsidiaries and its Thai manufacturing subsidiary, which mainly produce high-end spindle motors for hard disk drives and are usually the first to commence production of new products, and on the straight-line method for foreign subsidiary companies (except for the Thai subsidiary manufacturing as described above ) at rates based on the estimated useful lives of the assets. Estimated useful lives range from 10 to 20 years for most spindle motor factories, from 7 to 47 years for factories to produce other products, 50 years for the head office and sales offices, from 2 to 22 years for leasehold improvement, and from 2 to 15 years for machinery and equipment.

Depreciation expense amounted to ¥14,273 million, ¥21,528 million, and ¥26,285 million ($223,759 thousand) for the years ended March 31, 2004, 2005, and 2006, respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Lease-

NIDEC applies SFAS No.13 “Accounting for Leases”. Under SFAS No. 13, certain lease agreements of property, plant and equipment where NIDEC has substantially all the risks and rewards of ownership are classified as capital leases and related obligations are recorded as liabilities. Capital leases are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Goodwill -

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize impairment.

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

Revenue recognition -

NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assumed. For motors, these criteria are generally met at the time product is delivered to the customers’ site which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment for export sales (FOB shipping point). Revenue for machinery and equipment sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Research and development expenses-

Research and development expenses, mainly consist of personnel and depreciation expenses at research and development branches, are charged to operations as incurred.

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥149 million, ¥304 million, and ¥277 million ($2,358 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

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

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the years ended March 31, 2004, 2005 and 2006, if the fair value based method had been used.

	Yen in millions (except for per share data)			U.S. dollars in thousands (except for per share data)
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Net income, as reported	¥ 16,089	¥ 33,455	¥ 40,949	$ 348,591
Deduct:
Stock-based employee compensation cost	(680)	(194)	-	-

Pro forma net income	¥ 15,409	¥ 33,261	¥ 40,949	$ 348,591

Net income per share:
Basic-as reported	¥ 125.57	¥ 239.87	¥ 285.47	$ 2.43
Basic-pro forma	¥ 120.26	¥ 238.48	-	-

Diluted-as reported	¥ 120.76	¥ 228.29	¥ 275.05	$ 2.34
Diluted-pro forma	¥ 115.68	¥ 226.97	-	-

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of cash flows for the years ended March 31, 2004 and 2005 to conform to the current year presentation. Such reclassifications have no effect on cash flows.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs - an amendment of ARB No. 43, Chapter 4.” SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS 151 is effective for fiscal years beginning after June 15, 2006. NIDEC does not expect that adoption of SFAS 151 will have a material effect on our consolidated financial position, consolidated results of operations, or liquidity.

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.”  SFAS 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS 123.  SFAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods.  For existing employee stock options and rights to purchase shares under stock participation plans, the effect of adoption will not be material to our consolidated financial position, consolidated results of operations, or liquidity.

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS 154 also requires that a change in depreciation or amortization be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. NIDEC does not expect that adoption of SFAS 154 will have a material effect on our consolidated financial position, consolidated results of operations, or liquidity.

In July 13, 2006, the Financial Accounting Standards Board (the “FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement 109 (“FIN 48”). The Interpretation applies to all U.S. GAAP financial statements for public and private enterprises alike and clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006, however earlier application is encouraged. NIDEC is currently evaluating the potential effect of adoption of FIN 48 on its consolidated financial position, consolidated results of operations, or liquidity.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 13, 2006, the SEC staff issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”) in order to address the observed diversity in quantification practices with respect to annual financial statements. There have been two widely-recognized methods for quantifying the effects of financial statement errors: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement including the reversing effect of prior year misstatements but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB 108, the SEC staff establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it essentially requires quantification of errors under both the iron-curtain and the roll-over methods. NIDEC is currently evaluating the potential effect of adoption of SAB 108 on NIDEC’s consolidated financial position, consolidated results of operations, or liquidity.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥117.47 = U.S. $1, the approximate current exchange rate at March 31, 2006, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2006.

4. Acquisitions and dispositions:

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

Furthermore, in February 2004, NIDEC acquired 51.0 % of the stock of Sankyo Seiki Mfg. Co., Ltd., currently Nidec Sankyo Corporation (“NSNK”). NSNK develops, manufactures and sells products relating to micro motors, optical pick-up units, card readers, home appliances, factory automation systems and others. As a member of the NIDEC Group, NSNK will pursue synergies with the Company and its subsidiaries in various areas. NSNK became NIDEC’s 51.0 % owned subsidiary.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC previously accounted for those investments using the equity method of accounting and these step-up acquisitions are accounted for in accordance with SFAS 141. As a result of these acquisitions, NIDEC increased its ownerships in certain other affiliated companies accounted for by the equity-method. The results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. In addition, NIDEC made other step-up acquisitions in NCEL, NCPL, NSNK and other affiliated companies other than those discussed above. Those step-up acquisitions during the year ended March 31, 2004 amounted to ¥32,132 million in aggregate.

Total cash consideration was ¥32,132 million allocated ¥6,161 million for NCPL, ¥694 million for NCEL and ¥25,277 million for NSNK, respectively. NIDEC acquired an additional 3,673,100 shares in NCPL, 364,000 shares in NCEL and 40,171,995 shares in NSNK, respectively.

NIDEC did not recognize contingent payments, options, or commitments specified in the acquired to each major asset and liability caption of the acquired entity at the acquisition date.

NIDEC made no significant business acquisitions or disposal for the year ended March 31, 2005 and 2006.

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2004, as if the acquisition in these companies had occurred on April 1, 2003. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

Yen in millions
For the year ended March 31, (Unaudited)
2004

Pro forma net sales	¥ 494,196
Pro forma net income	1,406

Yen
Pro forma net income per common share
－basic	¥ 21.95
－diluted	21.79

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC described the allocation to separately disclose individually. The assets acquired and liabilities assumed on consolidation are as follows:

	Yen in millions
	March 31, 2004
	NCEL	NCPL	NSNK	TOTAL
Cash and cash equivalents	¥ 6,413	¥ 10,141	¥ 32,013	¥ 48,567
Accounts receivable	6,099	18,899	28,190	53,188
Inventories	2,621	6,603	14,759	23,983
Other current assets	698	1,953	2,653	5,304
Property, plant and equipment	5,367	14,382	20,792	40,541
Goodwill	865	13,440	9,007	23,312
Other non-current assets	1,218	13,476	4,755	19,449

Total assets acquired	23,281	78,894	112,169	214,344

Short-term borrowings and current portion of long-term debt	(901)	(26)	(11,725)	(12,652)
Accounts payable	(2,593)	(13,558)	(22,017)	(38,168)
Other current liabilities	(2,752)	(4,851)	(8,180)	(15,783)
Long-term debt	(6)	(44)	(3,104)	(3,154)
Other non-current liabilities	(1,594)	(16,761)	(6,786)	(25,141)

Total liabilities assumed	(7,846)	(35,240)	(51,812)	(94,898)

Minority interest	(6,897)	(14,078)	(21,880)	(42,855)
Investments in affiliated companies, net of accumulated losses of an affiliated company in excess of investment	(7,844)	(23,415)	(13,200)	(44,459)

Net assets acquired	¥ 694	¥ 6,161	¥ 25,277	¥ 32,132

The ¥23,312 million of goodwill was assigned to each operating segments described as below.

Yen in Millions
March 31, 2004
NCJ	¥ 22,465
NCPL	312
NTSC	156
NSBC	156
NCEL	78
NSCJ	78
NSNK	67

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

NIDEC recognized the order or production backlogs in the robotic business assets as a valuable intangible assets, estimated approximately ¥61 million based on the analysis sing DCF method. And the trademark for music and royalty for the music software companies license were recognized as a valuable intangible assets, estimated approximately ¥1 million. NSNK had approximately 500 patents and 80 new utility models as of September 30, 2003. However, only three patents were contributing to earn revenues. NIDEC recognized these patents that were automatic ice making, IC card reader and automatic open/close system of toilet seat and cover as valuable intangible assets, estimated approximately ¥44 million on the analysis using RFR method. NIDEC transferred the total amounts of ¥106 million from goodwill account to other non-current assets account involving these valuable intangible assets.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

5. Goodwill and other intangible assets

Intangible assets subject to amortization are summarized as follows:

	Yen in millions				U.S dollars in thousands
	March 31				March 31,
	2005		2006		2006
	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Patent rights	¥ 70	¥ 22	¥ 67	¥ 16	$ 570	$ 136
Software	1,688	768	2,276	1,052	19,375	8,956
Other	451	209	491	161	4,180	1,370
Total	¥ 2,209	¥ 999	¥ 2,834	¥ 1,229	$ 24,125	$ 10,462

The weighted average amortization period for patent rights and software are 13 years and 5 years, respectively.

Total amortization of intangible assets for the year ended March 31, 2005 and 2006 amounted to ¥225 million and ¥192 million ($1,634 thousand), respectively. Total non-depreciated intangible assets amounted to 19 million and 70 million ($596 thousand) for the year ended March 31, 2005 and 2006, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in Millions	U.S. dollars in thousands
2007	¥ 395	$ 3,363
2008	342	2,911
2009	275	2,341
2010	156	1,328
2011	93	792

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

The carrying amounts of goodwill by operating segment as of March 31, 2005 and 2006 are as follows. Operating segment information is described at note No.25 (2).

	Yen in Millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
NCJ	¥ 39,970	¥ 43,572	$ 370,920
NCPL	312	312	2,656
NSCJ	81	81	690
NTSC	156	156	1,328
NCEL	78	78	664
NSNK	67	67	570

	¥ 40,664	¥ 44,266	$ 376,828

The changes in the carrying amount of goodwill for the year ended March 31, 2006 are as follows:

	Yen in Millions	U.S. dollars in thousands
Balance as of April 1, 2005	¥ 40,664	$ 346,165
Acquired during the year	3,602	30,663

Balance as of March 31, 2006	¥ 44,266	$ 376,828

6. Supplemental cash flow information:

Cash payments for income taxes were ¥4,088 million, ¥8,007 million and ¥13,026 million ($110,888 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively. Interest payments during the years ended March 31, 2004, 2005 and 2006 were ¥856 million, ¥853 million and ¥1,348 million ($11,475 thousand), respectively.

Tax benefit related to stock-based compensation plan of 23 million ($196 thousand) was classified as an operating cash flow for the year ended March 31, 2006.

Because of the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, NIDEC’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, NIDEC recognized a gain of ¥1,123 million for the year ended March 31, 2006, which is included in ¥3,869 million of “Gain from marketable securities, net”.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Capital lease obligations of ¥550 million, ¥2,440 million and ¥1,995 million ($16,983 thousand) were incurred for the years ended March 31, 2004, 2005 and 2006, respectively.

Conversions of convertible debt into common stock were ¥5,020 million, ¥3,880 million and ¥8,482 million ($72,206 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

7. Allowance for doubtful accounts:

An analysis of activity within the allowance for doubtful accounts relating to trade notes and accounts receivable and notes receivable for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2004	2005	2006	2006
Allowance for doubtful accounts at beginning of year	¥ 465	¥ 623	¥ 484	$ 4,120
Provision for doubtful accounts	226	281	1,108	9,432
Collection	(40)	(2)	(6)	(51)
Write-offs	(27)	(329)	(261)	(2,222)
Write-backs	(255)	(100)	(814)	(6,929)
Acquisition and other	294	3	0	0
Translation adjustment and other	(40)	8	27	230
Allowance for doubtful accounts at end of year	¥ 623	¥ 484	¥ 538	$ 4,580

8. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Finished goods	¥ 18,853	¥ 25,924	$ 220,686
Raw materials	12,688	14,145	120,414
Work in process	13,009	16,662	141,840
Project in progress	964	893	7,602
Supplies and other	3,448	2,850	24,262
	¥ 48,962	¥ 60,474	$ 514,804

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

9. Other current assets:

Other current assets as of March 31, 2005 and 2006 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Deferred tax assets	¥ 3,855	¥ 4,451	$ 37,890
Other receivable	3,399	3,999	34,043
Time deposit	852	2,909	24,764
Other	3,845	3,897	33,174
	¥ 11,951	¥ 15,256	$ 129,871

“Other” primarily consists of prepaid expenses, accrued tax and other.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

10. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

At March 31, 2006, NIDEC had no available-for-sale debt securities.

Yen in millions
March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥ 5	¥ 0	-	¥ 5
Equity securities	7,586	9,066	¥ 98	16,554
Total	¥ 7,591	¥ 9,066	¥ 98	¥ 16,559
Securities not practicable to fair value
Equity securities	¥ 1,936

Yen in millions
March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥ 7,636	¥ 12,103	¥ 63	¥ 19,676
Securities not practicable to fair value
Equity securities	¥ 1,652

U.S. dollars in thousands
March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$ 65,004	$ 103,030	$ 536	$ 167,498
Securities not practicable to fair value
Equity securities	$ 14,063

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

During the year ended March 31, 2004, 2005 and 2006, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥2,747 million, decreased by ¥195 million and increased by ¥1,086 million ($9,245 thousand), respectively.

Proceeds from sales of available-for-sale securities were ¥1,780 million, ¥2,739 million and ¥4,083 million ($34,758 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively. On those sales, gross realized gains were ¥778 million, ¥1,618 million and ¥3,756 million ($31,974 thousand) and gross realized losses were ¥2 million, ¥nil million and ¥50 million, respectively.

Based on the business combination of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., as of October 1, 2005, NIDEC recorded a gain, amounting to ¥1,123 million ($9,560 thousand) from the exchange of our shares in UFJ Holdings to those of the new company, Mitsubishi UFJ Financial Group in accordance with the Emerging Issues Task Force 91-5 (“EITF 91-5”).

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following table presents the gross unrealized losses on, and fair value of, our investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2006.

	Yen in millions		Yen in millions
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥ 472	¥ 63	¥ 36	¥ 0

	U.S. dollars in thousands		U.S. dollars in thousands
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	$ 4,018	$ 536	$ 306	$ 0

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

As of March 31, 2006, NIDEC determined that the decline in value for investment securities with unrealized losses shown in the above table is temporary in nature.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

11. Investments in and transactions with affiliated companies:

Summarized financial information for affiliated companies accounted for using the equity method, which is presented based on accounting principles generally accepted in the United States of America, is shown below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Current assets	¥ 4,285	¥ 5,736	$ 48,829
Non-current assets	5,199	6,698	57,019
Total assets	¥ 9,484	¥ 12,434	$ 105,848
Current liabilities	¥ 3,671	¥ 4,382	$ 37,303
Long-term liabilities	1,036	747	6,359
Shareholders’ equity	4,777	7,305	62,186
Total liabilities and shareholders’ equity	¥ 9,484	¥ 12,434	$ 105,848
NIDEC’s share of shareholders’ equity	¥ 1,431	¥ 2,377	$ 20,235
NIDEC’s investment in equity-method affiliates	¥ 1,717	¥ 2,696	$ 22,951
Loan receivable from affiliated companies	¥ 148	¥ 172	$ 1,464
Number of affiliated companies at end of period	4	5

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,

	2004	2005	2006	2006
Net revenues	¥ 156,818	¥ 10,319	¥ 9,504	$ 80,906
Gross profit	¥ 22,291	¥ 1,088	¥ 972	$ 8,274
Net income	¥ 5,069	¥ 45	¥ 182	$ 1,549
NIDEC’s share of net income	¥ 2,308	¥ (17)	¥ 35	$ 298
Adjustments	214	(17)	(81)	(690)
Equity income (loss)	¥ 2,522	¥ (34)	¥ (46)	$ (392)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

As of March 31, 2005, entities comprising NIDEC’s investment in affiliated companies include NTN-Nidec (Zhejiang) Corporation (“NNSC”) (40.00%), Nidec Development Philippines Corporation (“NDF”) (39.99%), Copal Yamada Corporation (“CYC”) (26.91%) and Seijin-Sankyo Control Devices Co., Ltd. (“SCD”) (22.23%).

As of March 31, 2006, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NNSC (40.00%), NTN-Nidec (Thailand) Co., Ltd. (NNTC) (40.00%), NDF (39.99%), CYC (28.59%) and SCD (22.28%).

An affiliated company, SCD, accounted for using the equity method with carrying amounts of ¥261 million as of March 31, 2005 and ¥338 million ($2,877 thousand) (1 company, SCD) as of March 31, 2006 were quoted on various established stock markets at an aggregate market capitalization of ¥432 million and ¥1,243 million ($10,581 thousand), respectively. SCD has become an affiliated company accounted for using the equity method in February 2004. This was because Nidec Sankyo Corporation (“NSNK”) has become consolidated subsidiary in February 2004.

For the year ended March 31, 2005, net revenue, gross profit, net income and other incomes, described above table, largely decreased. This was mainly due that these income of NCPL, NCEL, NSNK and their subsidiaries until January and February 2004, when this companies became NIDEC’s consolidated subsidiaries, was included in the amounts for the year ended March 31, 2004 described above table.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Trade notes and accounts receivable	¥ 201	¥ 727	$ 6,189
Trade notes and accounts payable	¥ 831	¥ 1,111	$ 9,458

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Sales of products	¥ 1,166	¥ 270	¥ 757	$ 6,444
Purchases of goods	¥ 2,088	¥ 2,870	¥ 4,503	$ 38,333

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

For the year ended March 31, 2005, sales of products according to transactions with affiliated companies largely decreased mainly due to the exclusion in the sales to NCPL, NCEL, NSNK and their subsidiaries which became NIDEC’s consolidated subsidiaries in January and February 2004.

For the year ended March 31, 2006, sales of products according to transactions with affiliated companies increased mainly due to the increase of sales to NNSC.

On the other hand, purchases of goods according to transactions with affiliated companies for the year ended March31, 2005 and 2006 increased compared to the year ended March 31, 2004 and 2005, mainly due to an increase in the transaction with NNSC, respectively.

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2004, 2005 and 2006 were ¥515 million, ¥33 million and ¥35 million ($298 thousand), respectively.

Loan receivables from affiliated companies accounted for by the equity method were ¥148 million and ¥172 million ($1,464 thousand) as of March 31, 2005 and 2006, respectively.

12. Other non-current assets:

Other non-current assets as of March 31, 2005 and 2006 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Deferred tax assets	¥ 7,374	¥ 5,404	$ 46,003
Other	5,626	4,329	36,852

	¥ 13,000	¥ 9,733	$ 82,855

“Other” primarily consists of other investments and other assets.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2005 and 2006 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Loans, principally from banks with average interest at March 31, 2005 of 0.887% and at March 31, 2006 of 3.46% per annum, respectively	¥ 28,478	¥ 43,621	$ 371,337

At March 31, 2006, NIDEC had unused lines of credit amounting to ¥103,254 million ($878,982 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Long-term debt at March 31, 2005 and 2006 comprises the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Secured loans, representing obligations principally to banks Due 2008 in 2006 with interest ranging 1.89% per annum in 2006	¥ -	¥ 74	$ 630
Unsecured loans, representing principally to banks Due 2005 to 2026 in 2005 with interest ranging from 0.00% to 6.80% per annum in 2005 Due 2006 to 2026 in 2006 with interest ranging from 0.00% to 4.70% per annum in 2006	4,648	3,448	29,352
Unsecured 0.8% convertible bonds ,due 2006 2005: Convertible currently at ¥6,798 ($63) for one common share, redeemable before due date (note1)	5,394	-	-
Zero coupon 0.0% convertible bonds, due 2008 2005: Convertible currently at ¥13,828 ($129) for one common share, redeemable before due date 2006: Convertible currently at ¥6,914 ($59) for one common share, redeemable before due date (note2)	30,638	27,413	233,362
Long-term capital lease obligations Due 2005 to 2016 in 2005, with interest from 1.00% to 6.04% per annum in 2005 Due 2006 to 2015 in 2006, with interest from 1.00% to 6.04% per annum in 2006	5,646	5,846	49,766

	46,326	36,781	313,110
Less - Current portion due within one year	(8,493)	(4,647)	(39,559)

	¥ 37,833	¥ 32,134	$ 273,551

Note:

1. Detail of Zero coupon 0.0% convertible bonds, due 2008 is as follow;

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Principal amount	¥ 30,000	¥ 27,000	$ 229,846
Unamortized discount	638	413	3,516

Total	¥ 30,638	¥ 27,413	$ 233,362

2. The yen denominated zero coupon convertible bonds with stock acquisition rights due 2008, which are listed at London Stock Exchange, were issued on October 17, 2003, and are redeemable at 100% of face value on October 17, 2008 (maturity date). The face value of the bonds was ¥30,000 million ($255,384 thousand) and the issue price was 103.00% of the face value.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Year ending March 31	Yen in millions	U.S. dollars in thousands
2007	¥ 4,647	$ 39,559
2008	29,830	253,937
2009	1,115	9,492
2010	762	6,487
2011	321	2,733
2012 and thereafter	¥ 106	$ 902

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

At March 31, 2006, lands with book value of ¥535 million ($4, 554thousand), and buildings with book value of ¥414million ($3,524thousand), respectively, were mortgaged as collateral for borrowings from banks.

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

14. Other current liabilities:

Other current liabilities as of March 31, 2005 and 2006 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Accrued expenses	¥ 12,945	¥ 14,690	$ 125,053
Income taxes payable	6,129	6,838	58,211
Payable for property, plant and equipment	5,076	3,764	32,042
Other	4,130	3,517	29,940

	¥ 28,280	¥ 28,809	$ 245,246

“Other” primarily consists of deposit received and other.

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

The Company and certain subsidiaries and affiliates have maintained the employees’ pension fund (EPF) pursuant to the Japanese Welfare Pension Insurance Law (JWPIL). The EPF consisted of two tiers, “Substitutional Portion”, in which the EPF, in lieu of the government’s social insurance program, collected contributions, funded them and paid benefits to the employees with respect to the pay-related portion of the old-age pension benefits prescribed by JWPIL, and “Corporate Portion” which was established at the discretion of each employer.

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

In the year ended March 31, 2005, NIDEC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF. EITF Issue No. 03-02 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of a substitutional portion of EPF and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the accumulated benefit obligation and the assets required to be transferred to the government was accounted for and separately disclosed as a subsidy. And a proportionate amount of net unrecognized gain or loss related to the entire EPF and difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF were recognized as a settlement gain or loss.

In addition, during the year ended March 31, 2005, certain subsidiaries in Japan transferred or terminated their defined benefit pension plans.

Nidec Nissin Corporation and Nidec Sankyo Corporation transferred their defined benefit plans to defined contribution plans in June 2004 and December 2004, respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Nidec Copal Corporation determined to terminate its EPF on January 28, 2005 and received approval of the termination on February 25, 2005. Upon this approval, Nidec Copal Corporation completed the termination process on March 2005 and the gain on the termination was recognized in the year ended March 31, 2005.

The accounting for these transitions and termination were in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

While NIDEC has no legal obligation, NIDEC provided lump-sum severance benefits for retirement of directors and corporate auditors. The allowance for the payment had been accrued, based on the estimated cost of the severance plan, which had not been funded. NIDEC decided to terminate its severance plan in the year ended March 31, 2005 and completed the termination April 1, 2006.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC uses a December 31 measurement date for its pension plans. Information regarding NIDEC’s employees’ defined benefit plans is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Change in benefit obligation:
Benefit obligation at beginning of year	¥ 42,971	¥ 15,104	$ 128,577
Service cost	1,106	724	6,163
Interest cost	876	321	2,733
Actuarial loss (gain)	960	(57)	(485)
Acquisition and other	15	-	-
Projected benefit obligation settled due to the separation of substitutional portion	(3,130)	-	-
Curtailment	(1,842)	-	-
Settlement	(24,254)	(63)	(536)
Foreign currency exchange rate changes	9	42	357
Benefits paid	(1,607)	(1,315)	(11,194)

	15,104	14,756	125,615

Change in plan assets:
Fair value of plan assets at beginning of year	14,474	5,119	43,577
Actual return on plan assets	444	763	6,495
Employer contribution	984	783	6,666
Acquisition and other	35	-	-
Assets transferred to the government due to the separation of substitutional portion	(1,740)	-	-
Curtailment/Settlement	(8,154)	(33)	(281)
Foreign currency exchange rate changes	2	9	77
Benefits paid	(926)	(622)	(5,295)

Fair value of plan assets at end of year	5,119	6,019	51,239

Funded status	9,985	8,737	74,376
Unrecognized actuarial loss	(524)	120	1,022
Unrecognized prior service cost	628	566	4,818

	¥ 10,089	¥ 9,423	$ 80,216

Amounts included in the consolidated balance sheets are comprised of:
Accrued pension and severance costs	¥ 10,224	¥ 9,704	$ 82,608
Accumulated other comprehensive income	(135)	(281)	(2,392)

Net amounts recognized	¥ 10,089	¥ 9,423	$ 80,216

The accumulated benefit obligation for all defined benefit pension plans were ¥14,211 and ¥13,835 million ($117,775 thousand) for the year ended March 31, 2005 and 2006, respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Projected benefit obligations	¥ 15,067	¥ 14,722	$ 125,326
Accumulated benefit obligations	14,174	13,801	117,485
Fair value of plan assets	5,082	5,985	50,949

Weighted-average assumptions used to determine benefit obligations as of March 31, 2005 and 2006 are as follows:

	March 31
	2005	2006
Discount rate	1.0-2.5%	1.5-3.1%
Rate of compensation increase	0.0-3.5%	0.0-3.5%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2004, 2005 and 2006 are as follows:

For the year ended
March 31
	2004	2005	2006
Discount rate	1.0-2.0%	1.0-2.3%	1.0-2.5%
Expected return on plan assets	1.0-2.0%	0.8-3.5%	0.8-3.0%
Rate of compensation increase	1.5-3.9%	0.0-6.2%	0.0-3.5%

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Components of net periodic (benefit) cost:
Service cost	¥ 850	¥ 1,106	¥ 724	$ 6,163
Interest cost	323	876	321	2,733
Expected return on plan assets	(132)	(387)	(104)	(885)
Amortization of unrecognized net actuarial loss	182	28	3	26
Amortization of net transition obligation	208	-	-	-
Amortization of unrecognized prior service cost	(93)	(62)	(62)	(528)
Settlement loss resulted from the transfer of the substitutional portion	-	39	-	-
Gains from curtailments	(101)	(1,842)	-	-
Gains from settlements	(358)	(6,735)	(30)	(256)

Net periodic pension cost	¥ 879	¥ (6,977)	¥ 852	$ 7,253

Unrecognized prior service cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

The weighted-average asset allocations of our pension plans are as follows:

Assets Category	Asset allocation of pension plans
	Actual (%)		Target (%)
	March 31, 2005	March 31, 2006	March 31, 2007
Equity securities	25	42	41
Debt securities	23	18	19
Life insurance company general accounts	36	32	33
Others	16	8	7

Total	100	100	100

NIDEC’s policy and objective for plan asset management is to generate a stable return on the investment over the long term, which enable NIDEC’s pension funds to meet future benefit payment requirements under risks which NIDEC considers permissible. NIDEC formulates “basic” portfolio that suits the above-mentioned policy, and ensure that plan assets are allocated under this “basic” portfolio. NIDEC evaluates its actual return and revise the “basic” portfolio, if necessary.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC expects to contribute approximately ¥764 million ($6,504 thousand) to its defined benefit plans for the year ending March 31, 2007.

The future benefit payments for defined benefit plans are expected as follows:

Years ending March 31,	Yen in millions	U.S. dollars in thousands
2007	¥ 1,276	$ 10,862
2008	1,147	9,764
2009	1,042	8,870
2010	1,119	9,526
2011	1,137	9,679
Years 2012-2016	4,257	36,239

Certain subsidiaries have a number of defined multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥24, ¥188 and ¥216 million ($1,839 thousand) for the year ended March 31, 2004, 2005 and 2006, respectively and NIDEC expects to contribute approximately ¥215 million ($1,830 thousand) for the year ending March 31, 2007.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥92, ¥244 and ¥403 million ($3,431 thousand) for the year ended March 31, 2004, 2005 and 2006, respectively and NIDEC expects to contribute approximately ¥1,295 million ($11,024 thousand) for the year ending March 31, 2007.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In the year ended March 31, 2005, the accounting for the settlement for a substitutional portion of EPF at the Company in accordance with EITF Issue No. 03-02 are as follows:

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

Subsidy was all included as a reduction of selling, general, and administrative expenses (“SG&A expenses”), and periodic pension costs related to the settlement for a substitutional portion of EPF was allocated ¥17 million into cost of sales and ¥22 million into SG&A expenses in the Consolidated Statements of Income for the year ended March 31, 2005.

16. Other long-term liabilities:

Other long-term liabilities as of March 31, 2005 and 2006 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Deferred tax liabilities	¥ 817	¥ 2,371	$ 20,184
Long-term accrued liabilities	7,554	5,747	48,923
Other	3,967	3,247	27,641

	¥ 12,338	¥ 11,365	$ 96,748

“Other” primarily consists of revenue received in advance, and other.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

17. Shareholders’ equity:

In June 2004, the Company issued 5,620,000 shares of common stock in a public offering in Japan, and received proceeds in the amount of ¥59,954 million ($510,377thousand).

On November 18, 2005, the Company completed a two-for-one stock split. The number of shares issued was 71,542,257 shares. There was no increase in the common stock account because the new shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. All per share amounts have been restated to reflect the retroactive effect of the stock split.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥43,401 million and ¥62,217 million ($529,642 thousand) for the year ended March 31, 2005 and 2006, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings for the year ended March 31, 2006 includes amounts representing final cash dividends of ¥2,892 million ($24,619 thousand), ¥20 ($0.17) per share, which were approved at the shareholders’ meeting held on June 22, 2006.

Retained earnings relating to equity in undistributed earnings reflect ¥431 million,  ¥433 million and ¥415 million ($3,533 thousand) of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2004, 2005 and 2006.

Detailed components of accumulated other comprehensive income at March 31, 2004, 2005 and 2006 and the related changes, net of taxes, for the years ended March 31, 2004, 2005 and 2006 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2003	¥ (5,690)	¥ 225	¥ (1,922)	¥ (7,387)
Other comprehensive income (loss)	(5,785)	2,747	1,890	(1,148)

Balance at March 31, 2004	(11,475)	2,972	(32)	(8,535)
Other comprehensive income (loss)	2,009	(195)	(24)	1,790

Balance at March 31, 2005	(9,466)	2,777	(56)	(6,745)
Other comprehensive income (loss)	9,391	1,086	(59)	10,418

Balance at March 31, 2006	¥ (75)	¥ 3,863	¥ (115)	¥ 3,673

	U.S. dollars in thousands
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2005	$ (80,582)	$ 23,640	$ (477)	$ (57,419)
Other comprehensive income (loss)	79,943	9,245	(502)	88,686

Balance at March 31, 2006	$ (639)	$ 32,885	$ (979)	$ 31,267

The minimum pension liability adjustment shown in the above table relates to two consolidated subsidiaries.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2004:
Foreign currency translation adjustments	¥ (5,769)	¥ (16)	¥ (5,785)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	5,410	(2,218)	3,192
Less: reclassification adjustment primarily for other than temporary losses included in net income	(765)	320	(445)
Minimum pension liability adjustment	3,202	(1,312)	1,890

Other comprehensive income (loss)	¥ 2,078	¥ (3,226)	¥ (1,148)

For the year ended March 31, 2005:
Foreign currency translation adjustments	¥ 1,971	¥ 38	¥ 2,009
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	1,326	(544)	782
Less: reclassification adjustment primarily for other than temporary losses included in net income	(1,586)	609	(977)
Minimum pension liability adjustment	(55)	31	(24)

Other comprehensive income	¥ 1,656	¥ 134	¥ 1,790

For the year ended March 31, 2006:
Foreign currency translation adjustments	¥ 9,345	¥ 46	¥ 9,391
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	5,721	(2,346)	3,375
Less: reclassification adjustment primarily for other than temporary losses included in net income	(3,869)	1,580	(2,289)
Minimum pension liability adjustment	(100)	41	(59)

Other comprehensive income (loss)	¥ 11,097	¥ (679)	¥ 10,418

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	U.S. dollars in thousands
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2006:
Foreign currency translation adjustments	$ 79,551	$ 392	$ 79,943
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	48,702	(19,971)	28,731
Less: reclassification adjustment primarily for other than temporary losses included in net income	(32,936)	13,450	(19,486)
Minimum pension liability adjustment	(851)	349	(502)

Other comprehensive income (loss)	$ 94,466	$ (5,780)	$ (88,686)

18. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested at June 30, 2004 and became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($62.56) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($31.28) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 31.28
Exercised	0	3,675	31.28
Canceled	105	3,675	31.28

Balance at March 31, 2004:	2,862	3,675	31.28
Exercised	439	3,675	31.28
Canceled	61	3,675	31.28

Balance at March 31, 2005:	2,362	3,675	31.28
Exercised	606	3,675	31.28
Canceled	0	3,675	31.28

Balance at March 31, 2006:	1,756	3,675	31.28

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

The fair value of option was ¥3,499 ($29.79) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May 14, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

19. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Income before income taxes:
The Company and domestic subsidiaries	¥ 2,069	¥ 34,725	¥ 39,370	$ 335,150
Foreign subsidiaries	17,570	22,565	25,008	212,888

	¥ 19,639	¥ 57,290	¥ 64,378	$ 548,038

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Current income tax expense:
The Company and domestic subsidiaries	¥ 3,490	¥ 8,471	¥ 10,947	$ 93,190
Foreign subsidiaries	1,474	1,839	2,680	22,814

Total current	4,964	10,310	13,627	116,004

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	321	2,292	1,279	10,888
Foreign subsidiaries	139	245	307	2,613

Total deferred	460	2,537	1,586	13,501

Total provision	¥ 5,424	¥ 12,847	¥ 15,213	$ 129,505

The low effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2006 are mainly due to a net decrease in valuation allowance.

The low effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2005 are mainly due to a net decrease in valuation allowance.

The high effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2004 are mainly due to a net increase in valuation allowance

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% in 2004, and 41.0% in 2005 and 2006. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2004	2005	2006
Statutory tax rate	42.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(28.2)	(12.7)	(12.6)
Tax on undistributed earnings	5.0	2.6	1.5
Valuation allowance	8.8	(10.2)	(6.6)
Other	0.0	1.7	0.3

Effective income tax rate	27.6%	22.4%	23.6%

The effective income tax rate for the year ended March 31, 2006 was higher compared to the effective income tax rate for the year ended March 31, 2005. This was mainly because of changes in the valuation allowance for the year ended March 31, 2006 at Nidec Sankyo Corporation as its recovery in profitability was less than last year.

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries mainly in Thailand, Singapore and the Philippines. In Thailand, NIDEC received privileges under the promotional certificates issued in April 1995, August 1997, May 1999, July 1999, October 1999 and August 2000. Under these privileges, NIDEC received an exemption from corporate income tax for a period of three to seven years from the date of commencement of certain revenue-generating activities identified by the promotional certificate. In Singapore, NIDEC has been granted pioneer status for a period of ten years, commencing in April 1996. In April 2004 NIDEC received another pioneer status of a new project for 10 years. The pioneer status exempts NIDEC from income tax. In the Philippines, NIDEC received certain tax incentives in March 1997, which included an income tax holiday for six years. In March 2003 the income tax holiday was extended for one year. In March 2004 NIDEC received another income tax holiday of a new project for four years.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The aggregate dollar and per share effects of the tax holidays are as follows:

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2004	2005	2006	2006
Aggregate amounts of tax holidays		¥ 2,896	¥ 3,647	¥ 4,100	$ 34,903

		Yen			U.S. dollars
Per share	－ basic	¥ 22.60	¥ 26.15	¥ 28.58	$ 0.24
	－ diluted	¥ 21.67	¥ 24.86	¥ 27.53	$ 0.23

On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax for companies, effective April 2004. As a result, the normal statutory corporate income tax rate in Japan was decreased from 42% to approximately 41% from April 2004. Our tax rates used for the current and non-current deferred assets and liabilities on March 31, 2003 were 42% and 40%, respectively. On March 31, 2004, we changed both of the rates to 41% and the amounts affected by the rate change were a decrease of ¥43 million at the net current deferred tax assets and an increase of ¥115 million at the net non-current deferred tax assets.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2005	2006	2006
Deferred tax assets:
Inventories	¥ 2,812	¥ 2,750	$ 23,410
Property, plant and equipment	3,995	4,713	40,121
Accrued bonus	1,990	2,115	18,005
Accrued enterprise tax	882	785	6,683
Pension and severance plans	8,865	7,873	67,021
Operating loss carryforwards for tax purposes	7,716	5,393	45,910
Foreign tax credit	2,032	1,367	11,637
Other	(1,470)	(3,539)	(30,127)

Gross deferred tax assets	26,822	21,457	182,660
Less - Valuation allowance	(15,593)	(11,602)	(98,766)

Net deferred tax assets	11,229	9,855	83,894

Deferred tax liabilities:
Basis difference of acquired assets	(3,230)	(2,955)	(25,155)
Undistributed earnings not permanently reinvested	(1,934)	(1,921)	(16,353)
Maketable securities	(2,559)	(4,835)	(41,160)
Other	6,840	7,241	61,641

Gross deferred tax liabilities	(883)	(2,470)	(21,027)

Net deferred tax assets	¥ 10,346	¥ 7,385	$ 62,867

Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2006 amounted to approximately ¥14,690 million ($125,053 thousand) and are available as an offset against future taxable income of such subsidiaries.

With the exception of ¥2,596 million ($22,099 thousand) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2004, 2005 and 2006 consist of the following:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2004	2005	2006	2006
Valuation allowance at beginning of year	¥ (3,607)	¥ (20,765)	¥ (15,593)	$ (132,740)
Additions	(1,726)	-	-	-
Deductions	-	5,172	3,991	33,974
Impact of acquisition of companies	(15,432)	-	-	-

Valuation allowance at end of year	¥ (20,765)	¥ (15,593)	&165; (11,602)	$ (98,766)

Management of NIDEC intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥49,578 million ($422,048 thousand) as of March 31, 2006. NIDEC estimates an additional deferred tax liability of ¥8,964 million ($76,309 thousand) would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

20. Reconciliation of the differences between basic and diluted earnings per share:

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for September 30, 2005 were split two for one. The number of issued shares of record on September 30, 2005 was the number of shares to be split.

Basic and diluted earnings per share as well as the number of shares in the following table retroactively reflect the effect of the two-for-one stock split that became effective on November 18, 2005.

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the year ended March 31, 2004, 2005 and 2006.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2004:
Basic net income per share
Net income available to common shareholders	¥ 16,089	128,125	¥ 125.57
Effect of dilutive securities
Unsecured 1.0% convertible bonds	0	132
Unsecured 0.8% convertible bonds	43	2,712
Unsecured 0.5% convertible bonds	9	1,373
Zero coupon 0.0% convertible bonds	-	1,177
Securities of a subsidiary	(2)	-
Stock option	-	117
Diluted net income per share
Net income for computation	¥ 16,139	133,636	¥ 120.76

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2005:
Basic net income per share
Net income available to common shareholders	¥ 33,455	139,470	¥ 239.87
Effect of dilutive securities
Unsecured 0.8% convertible bonds	42	2,589
Zero coupon 0.0% convertible bonds	-	4,463
Securities of a subsidiary	(2)	-
Stock option	-	197
Diluted net income per share
Net income for computation	¥ 33,495	146,719	¥ 228.29
For the year ended March 31, 2006:
Basic net income per share
Net income available to common shareholders	¥ 40,949	143,445	¥ 285.47	$ 2.43
Effect of dilutive securities
Unsecured 0.8% convertible bonds	11	872
Zero coupon 0.0% convertible bonds	-	4,386
Securities of a subsidiary	0	-
Stock option	-	212
Diluted net income per share
Net income for computation	¥ 40,960	148,915	¥ 275.05	$ 2.34

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

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions
	March 31, 2005
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 70,111	¥ 70,111
Short-term investments	852	852
Short-term loan receivable	374	374
Marketable securities	16,559	16,559
Long-term loan receivable	499	504
Short-term borrowings	(28,478)	(28,478)
Long-term debt including the current portion and excluding capital lease obligation	(40,680)	(49,462)
Foreign exchange forward contracts	(26)	(26)
Interest rate swap agreements	(46)	(46)
Interest rate cap agreements	(24)	(24)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	March 31, 2006		March 31, 2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 92,079	¥ 92,079	$ 783,851	$ 783,851
Short-term investments	2,909	2,909	24,764	24,764
Short-term loan receivable	56	56	477	477
Marketable securities	19,676	19,676	167,498	167,498
Long-term loan receivable	361	365	3,073	3,107
Short-term borrowings	(43,621)	(43,621)	(371,337)	(371,337)
Long-term debt including the current portion and excluding capital lease obligation	(30,940)	(43,345)	(263,386)	(368,988)
Foreign exchange forward contracts	(1)	(1)	(9)	(9)
Interest rate swap agreements	(12)	(12)	(102)	(102)
Interest rate cap agreements	(8)	(8)	(68)	(68)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, time deposits short-tem loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

Marketable securities: The fair value of marketable securities was based on quoted market prices.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Derivative financial instruments

Changes in the estimated fair value of foreign exchange forward contracts, determined by reference to the discounted present value of net cash flows, are recognized as “Gain (loss) from derivative instruments, net” in the consolidated statement of income. Losses on foreign exchange forward contracts were ¥5 million and ¥192 million for the year ended March 31, 2004 and 2005, and gains from foreign exchange forward contracts were ¥25 million ($213 thousand) for the year ended March 31, 2006. The contracted amounts outstanding on March 31, 2005 and 2006 were ¥1,761 million and ¥1,463 million ($12,454 thousand), respectively.

Interest rate swap and cap agreements, which mature from 2006 to 2009, were designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates on underlying debt instruments.

Changes in the fair value of interest rate swap agreements, which are estimated based on the discounted amounts of net future cash flows, are recognized as “Gain (loss) from derivative instruments, net” in the income statement. Losses on interest rate swap agreements were ¥2 million for the year ended March 31, 2004, gains from interest rate swap agreements were ¥8 million for the year ended March 31, 2005, and gains from interest rate swap agreements were ¥34 million ($289 thousand) for the year ended March 31, 2006. Both of the notional amounts of interest rate swap agreements on March 31, 2005 and 2006 were ¥1,200 million ($10,215 thousand).

Interest rate cap agreements require the writer to pay the purchaser at specified future dates the amounts, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. The premiums paid for interest rate cap agreements purchased are included in “Prepaid expenses and other current assets” and “Other non-current assets” in the accompanying consolidated balance sheets. Differences between the premium paid and fair value of these contracts and subsequent changes in fair values of option prices, which are calculated based on Black-Scholes option-pricing model, are recognized as “Gain (loss) from derivative instruments, net” in the income statement. Gains from interest rate cap agreements for the year ended March 31, 2004, 2005, and 2006 were ¥1 million, ¥10 million, and ¥16million ($136 thousand), respectively. Both of the notional amounts of interest rate cap agreements on March 31, 2005 and 2006 were ¥2,500 million ($21,282 thousand).

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

22. Related party transactions:

As of March 31, 2006, the president of the Company and a business entity indirectly owned by the president of the Company held 8.3% and 6.1% of the outstanding shares of the Company, respectively. There were no significant related party transactions other than described in Note 11 for the year ended March 31, 2006.

23. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
Class of property	2005	2006	2006
Machinery and equipment	¥ 8,834	¥ 9,516	$ 81,008
Other leased assets	724	829	7,057
Less - Accumulated amortization	(5,150)	(5,735)	(48,821)

	¥ 4,408	¥ 4,610	$ 39,244

Amortization expenses under capital leases for the years ended March 31, 2004, 2005 and 2006 were ¥1,182 million, ¥1,923 million and ¥1,947 million ($16,574 thousand), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2006 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2007	¥ 2,018	$ 17,179
2008	1,813	15,434
2009	1,141	9,713
2010	780	6,640
2011	323	2,750
2012 and thereafter	55	468

Total minimum lease payments	6,130	52,184
Less - Amount representing interest	(284)	(2,418)

Present value of net minimum lease payments	5,846	49,766
Less - Current obligations	(1,900)	(16,174)

Long-term capital lease obligations	¥ 3,946	$ 33,592

Rental expenses under operating leases for the years ended March 31, 2004, 2005 and 2006 were ¥330 million, ¥368 million and ¥560 million ($4,767 thousand), respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2006 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2007	¥ 448	$ 3,814
2008	392	3,337
2009	287	2,443
2010	270	2,298
2011	267	2,273
2012 and thereafter	1,331	11,331

Total minimum future rentals	¥ 2,995	$ 25,496

NIDEC is a lessor in operating leases for which a portion of the land, office and manufacturing facilities is leased over various terms. Rental revenues under operating leases for the years ended March 31, 2004, 2005 and 2006 were ¥24 million, ¥46 million and ¥45 million ($383 thousand), respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable term at March 31, 2006 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2007	¥ 44	$ 374
2008	29	247
2009	29	247
2010	4	34
2011	-	-
2012 and thereafter	-	-

Total minimum future rentals	¥ 106	$ 902

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2006 for the purchase of property, plant and equipment and other assets approximated ¥1,630 million ($13,876 thousand).

Contingencies -

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥587 million ($4,997 thousand) at March 31, 2006. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥265 million ($2,256 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

Besides NIDEC has guaranteed approximately ¥322 million ($2,741 thousand) of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥587 million ($4,997 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

Concentration of risk -

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s six largest customers represented approximately 40%, 29%, and 34% of consolidated net sales for the years ended March 31, 2004, 2005, and 2006, respectively. Sales to NIDEC’s largest customer were approximately 14%, 8%, and 11% of consolidated net sales for the years ended March 31, 2004, 2005 and 2006, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2005, the six largest customers with the outstanding accounts receivable balances totaled ¥33,627 million, or 30% of the gross accounts receivable, compared to ¥36,960 million ($314,634 thousand), or 29% of the gross accounts receivable, at March 31, 2006. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

25. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2004, 2005 and 2006:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 106,919	¥ 119,233	¥ 164,575	$ 1,400,996
Other small precision brushless DC motors	34,138	61,066	66,463	565,787
Small precision brush DC motors	5,372	7,980	7,849	66,817
Brushless DC fans	26,047	34,435	34,872	296,859

Sub-total	172,476	222,714	273,759	2,330,459
Mid-size motors	32,574	35,564	37,767	321,503
Machinery	31,240	76,957	73,243	623,504
Electronic and optical components	23,188	128,417	128,791	1,096,374
Others	18,019	22,209	23,298	198,331

Consolidated total	¥ 277,497	¥ 485,861	¥ 536,858	$ 4,570,171

The “Hard disk drives spindle motors” group of products consists of ball bearing hard disk drives spindle motors, including those for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives. It also includes fluid dynamic bearing hard disk drives spindle motors for 3.5-inch, 2.5-inch, 1.8-inch, 1.0-inch and 0.85-inch hard disk drives for the years ended March 31, 2004, 2005 and 2006.

The “Other small precision brushless DC motors” group of products consists of brushless motors for many types of products, including optical disk drives, copiers, printers and fax machines.

The “Small precision brush DC motors” group of products consists of brush DC motors for many types of products, including DVD players, CD players, home video game consoles and mobile phones.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The “Brushless DC fans” group of products consists of brushless fans, which are used in many types of products, including computers and game machines for the purpose of lowering the temperature of central processing units in these products.

The “Mid-size motors” group of products consists of motors for automobiles, motors for industrial equipment, motors for home appliances and servomotors for OA equipment.

The “Machinery” group of products consists of industrial robots, card readers, semiconductor production equipment (e.g., die bonders, board testers), high-speed press machines, measuring machines, power transmission equipment, and FA systems.

The “Electronic and optical components” group of products consists of electric components and optical components, which include optical pick up units, motor driven actuator units, camera shutters, trimmer potentiometers and plastic mold products.

“Others” consists of automobile parts, pivot assemblies, other components and other services.

Geographic information –

Revenue from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2004, 2005 and 2006, and long-lived assets for the years ended March 31, 2005 and 2006 are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Sales and operating revenue:
Japan	¥ 149,392	¥ 292,822	¥ 294,307	$ 2,505,380
U.S.A.	5,378	8,200	8,398	71,491
Singapore	39,056	59,989	72,970	621,180
Thailand	36,610	42,653	56,246	478,812
The Philippines	2,230	5,557	6,848	58,296
China	13,439	23,771	30,565	260,194
Other	31,392	52,869	67,524	574,818

Consolidated total	¥ 277,497	¥ 485,861	¥ 536,858	$ 4,570,171

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2005	2006	2006
Long-lived assets:
Japan	¥ 74,133	¥ 80,180	$ 682,557
U.S.A.	789	841	7,159
Singapore	992	1,206	10,266
Thailand	18,390	22,987	195,684
The Philippines	15,923	20,026	170,478
China	25,134	36,979	314,795
Other	13,845	14,009	119,257

Consolidated total	¥ 149,206	¥ 176,228	$ 1,500,196

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

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors. NCC has been a new reportable segment.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans. NCH has been a new reportable segment.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drive motors.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells micro motors and optical and electronic parts. NSNK was acquired in February 2004.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts and machinery. NCPL was acquired in February 2004.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts. NCEL was acquired in January 2004.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components. NNSN was acquired in February 2004.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

NCC and NCH were identified as reportable segments because the materiality of these segments increased in the current period. Segment information for the years ended March 31, 2004 and 2005 has been restated to conform to the current presentation. NCT and NPMC were not identified as reportable segments in the current period due to their immateriality.

NIDEC has fourteen reportable segments, NCJ, NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSBC, NSCJ, and NNSN which have been identified based on differences in legal entities with responsible managers.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSBC, NSCJ, NNSN’s operating profit or loss is determined using Japanese GAAP, NET applies Thai accounting principles, NCC and NCD applies Chinese accounting principles, NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles and NCF applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for management’s purposes.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following tables show revenues from external customers and other financial information by operating segment for the years ended March 31, 2004, 2005 and 2006:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Revenue from external customers:
NCJ	¥ 60,316	¥ 56,602	¥ 68,613	$ 584,090
NET	33,003	36,891	47,745	406,444
NCC	9,142	13,037	14,995	127,650
NCD	112	754	3,044	25,913
NCS	36,668	45,442	62,009	527,871
NCH	12,112	17,114	24,600	209,415
NCF	1,511	1,094	1,186	10,096
NSNK	7,779	68,880	70,195	597,557
NCPL	9,146	54,067	46,408	395,063
NTSC	21,211	23,992	22,081	187,971
NCEL	2,854	20,653	19,151	163,029
NSBC	15,767	14,449	13,502	114,940
NSCJ	8,476	10,317	9,619	81,885
NNSN	1,974	12,641	12,022	102,341
All others	59,459	109,700	120,041	1,021,886

Total	279,530	485,633	535,211	4,556,151
U.S. GAAP adjustments *1	(2,485)	(34)	(488)	(4,154)
Consolidation adjustments related to elimination of intercompany transactions via third party	(95)	(331)	(295)	(2,511)
Others	547	593	2,430	20,685

Consolidated total	¥ 277,497	¥ 485,861	¥ 536,858	$ 4,570,171

*1 US GAAP adjustments mainly related to the differences of revenue recognition between shipment and delivery bases. And the sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC had sales to one customer of ¥38,909 million and ¥58,767 million within the NCJ, NET, NCC, NCS and “All Others” segments for the years ended March 31, 2004 and 2006, respectively, and to another customer of ¥30,664 million within the NCJ, NET,NCS, NSNK and “All Others” segments for the years ended March 31, 2004 that exceeded 10% of NIDEC’s net sales. There were no sales which exceeded 10% of the consolidated net sales for the year ended March 31, 2005.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Revenue from other operating segments:
NCJ	¥ 58,320	¥ 73,749	¥ 99,607	$ 847,936
NET	17,794	21,240	29,732	253,103
NCC	391	1,052	4,377	37,261
NCD	31,270	38,678	45,629	388,431
NCS	3,081	1,363	1,179	10,037
NCH	1,792	2,003	2,702	23,002
NCF	22,117	21,131	31,121	264,927
NSNK	3,641	19,313	17,977	153,035
NCPL	1,384	9,351	8,977	76,420
NTSC	666	657	407	3,465
NCEL	372	2,355	2,642	22,491
NSBC	4,429	9,348	2,702	23,002
NSCJ	1,583	2,326	1,514	12,888
NNSN	303	1,041	907	7,721
All Others	64,754	166,350	182,093	1,550,121

Total	211,897	369,957	431,566	3,673,840
Intersegment elimination	(211,897)	(369,957)	(431,566)	(3,673,840)

Consolidated total	-	-	-	-

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Segment profit or loss:
NCJ	¥ 1,483	¥ 2,351	¥ 8,852	$ 75,355
NET	8,590	8,649	11,335	96,493
NCC	(345)	107	108	919
NCD	2,486	2,436	3,718	31,651
NCS	2,489	1,935	1,205	10,258
NCH	243	362	347	2,954
NCF	1,422	(379)	1,059	9,015
NSNK	(2,581)	7,624	9,050	77,041
NCPL	586	3,195	2,524	21,486
NTSC	1,450	1,053	435	3,703
NCEL	307	3,583	2,949	25,104
NSBC	801	1,356	(274)	(2,333)
NSCJ	826	1,397	498	4,239
NNSN	229	946	683	5,814
All Others	7,283	13,252	12,179	103,679

Total	25,269	47,867	54,668	465,378

Main components of U.S. GAAP adjustments:
Pension and severance costs	341	547	151	1,285
Lease	54	(86)	(167)	(1,422)
Directors’ bonus	(150)	(403)	(437)	(3,720)
Consolidation adjustments mainly related to elimination of intersegment profits	(754)	(839)	(174)	(1,481)
Reclassification *1	(3,039)	7,048	(425)	(3,618)
Others *2	294	(469)	(190)	(1,617)

	¥ 22,015	¥ 53,665	¥ 53,426	$ 454,805

*1 Loss on disposal of fixed assets and some other items are reclassified from other expenses and included in operating expenses.

*2 Others include other U.S. GAAP adjustments such as the differences of revenue recognition between shipment and delivery bases, depreciation of fixed assets and provision for compensated absence.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Interest revenue:
NCJ	¥ 120	¥ 319	¥ 1,052	$ 8,955
NET	16	44	142	1,209
NCC	2	5	10	85
NCD	8	19	38	323
NCS	54	133	400	3,405
NCH	5	6	11	94
NCF	23	25	43	366
NSNK	8	172	372	3,167
NCPL	1	14	28	238
NTSC	1	1	1	9
NCEL	0	14	6	51
NSBC	9	37	70	596
NSCJ	11	15	66	562
NNSN	20	12	14	119
All Others	72	137	304	2,588

Total	350	953	2,557	21,767
Intersegment elimination	(81)	(454)	(1,213)	(10,326)

Consolidated total	¥ 269	¥ 499	¥ 1,344	$ 11,441

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Interest expense:
NCJ	¥ 310	¥ 329	¥ 823	$ 7,006
NET	25	1	0	0
NCC	9	25	86	732
NCD	7	0	0	0
NCS	0	0	0	0
NCH	0	0	0	0
NCF	103	137	287	2,443
NSNK	45	32	208	1,771
NCPL	0	3	9	77
NTSC	13	18	12	102
NCEL	1	9	1	9
NSBC	94	120	152	1,294
NSCJ	34	39	88	749
NNSN	40	26	18	153
All Others	192	467	789	6,716

Total	873	1,206	2,473	21,052
Intersegment elimination	(11)	(335)	(1,111)	(9,458)

Consolidated total	¥ 862	¥ 871	¥ 1,362	$ 11,594

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Depreciation:
NCJ	¥ 1,777	¥ 1,605	¥ 1,550	$ 13,195
NET	2,622	2,565	2,886	24,568
NCC	123	168	383	3,260
NCD	1,103	919	1,201	10,224
NCS	736	240	465	3,958
NCH	2	2	4	34
NCF	1,876	2,109	2,656	22,610
NSNK	96	1,244	1,016	8,649
NCPL	308	1,350	1,561	13,288
NTSC	526	655	707	6,019
NCEL	151	825	803	6,836
NSBC	89	71	75	638
NSCJ	191	189	345	2,937
NNSN	0	326	459	3,907
All Others	4,337	8,554	10,975	93,428

Total	13,937	20,822	25,086	213,551
U.S. GAAP adjustments *1	923	1,445	1,663	14,157
Reconciliation	(587)	(739)	(464)	(3,949)

Consolidated total	¥ 14,273	¥ 21,528	¥ 26,285	$ 223,759

*1 Leased properties are not capitalized in the operating segment but are capitalized under U.S. GAAP.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2004	2005	2006	2006
Income tax expenses or benefit:
NCJ	¥ 2,399	¥ 1,177	¥ 5,954	$ 50,685
NET	571	204	351	2,988
NCC	0	0	0	0
NCD	151	213	353	3,005
NCS	45	49	102	868
NCH	45	63	61	519
NCF	9	11	10	85
NSNK	(17)	100	122	1,039
NCPL	274	2,083	607	5,167
NTSC	556	290	157	1,338
NCEL	123	1,334	1,142	9,722
NSBC	121	119	(1,036)	(8,819)
NSCJ	51	224	88	749
NNSN	175	475	1,157	9,849
All Others	1,453	3,259	3,800	32,348

Total	5,956	9,601	12,868	109,543
Consolidation adjustments	(532)	3,246	2,345	19,962

Consolidated total	¥ 5,424	¥ 12,847	¥ 15,213	$ 129,505

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2005	2006	2006
Segment assets:
NCJ	¥ 261,296	¥ 302,801	$ 2,577,688
NET	32,463	45,606	388,235
NCC	7,187	9,923	84,473
NCD	17,215	19,425	165,361
NCS	24,448	28,778	244,982
NCH	5,645	10,796	91,904
NCF	15,483	20,348	173,219
NSNK	80,771	97,447	829,548
NCPL	53,123	60,859	518,081
NTSC	27,109	25,544	217,451
NCEL	24,724	25,036	213,127
NSBC	20,750	18,846	160,432
NSCJ	18,268	21,310	181,408
NNSN	11,297	11,483	97,753
All Others	164,413	194,526	1,655,963

Total	764,192	892,728	7,599,625
U.S. GAAP adjustments:
Lease	3,079	3,235	27,539
Property, plant and equipment	(2,221)	(2,221)	(18,907)
Deferred tax assets	4,115	4,844	41,236
Marketable securities	2,108	443	3,771
Others	(2,818)	(3,383)	(28,799)

Sub-total	4,263	2,918	24,840
Elimination of intersegment assets, net of taxes	(336,134)	(393,173)	(3,347,008)
Valuation differences	6,798	6,641	56,534
Goodwill	40,664	44,266	376,828
To adjust affiliate from cost to equity method *1	(521)	(412)	(3,507)
Others	4,911	13,002	110,684

Consolidated total	¥ 484,173	¥ 565,970	$ 4,817,996

*1 The costs of investments in equity method investees were included in the segments and the adjustments under the equity method were included in the reconciliation.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2005	2006	2006
Expenditure for segment assets:
NCJ	¥ 2,066	¥ 2,325	$ 19,792
NET	3,230	4,686	39,891
NCC	719	2,641	22,482
NCD	1,115	1,308	11,135
NCS	516	550	4,682
NCH	1	9	77
NCF	2,095	2,620	22,304
NSNK	6,408	2,137	18,192
NCPL	1,977	4,125	35,115
NTSC	3,469	535	4,554
NCEL	1,226	1,126	9,585
NSBC	36	138	1,175
NSCJ	1,182	1,543	13,136
NNSN	502	1,180	10,045
All Others	20,823	16,611	141,406

Total	45,365	41,534	353,571
Reconciliation *1	(8,108)	1,651	14,055

Consolidated total	¥ 37,257	¥ 43,185	$ 367,626

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

26. Subsequent events:

Dividends

Subsequent to March 31, 2006, the Company’s Board of Directors declared a cash dividend of ¥2,892 million ($24,619 thousand) payable on June 23, 2006 to stockholders of record on March 31, 2006. This decision is subject to approval by the shareholders at the annual general meeting of shareholders to be held on June 22, 2006.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

27. Quarterly Financial Data for the year ended March 31, 2006: (Unaudited)

		Yen in millions
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	Net sales	¥ 122,499	¥ 133,675	¥ 136,729	¥ 143,955	¥ 536,858
	Operating expenses:
	Cost of products sold	94,602	101,944	104,830	111,636	413,012
	Selling, general and administrative expenses	11,293	9,021	9,709	11,165	41,188
	Research and development expenses	7,002	7,234	7,187	7,809	29,232

		112,897	118,199	121,726	130,610	483,432

	Operating income	9,602	15,476	15,003	13,345	53,426
	Other income (expense):
	Interest and dividend income	318	406	355	585	1,664
	Interest expense	(166)	(305)	(356)	(535)	(1,362)
	Foreign exchange gain (loss), net	2,224	2,292	3,129	221	7,866
	(Loss) gain on derivative instruments, net	(24)	38	22	39	75
	Gain from marketable securities, net	31	1,072	1,732	1,034	3,869
	Other, net	(26)	(751)	(247)	(136)	(1,160)

		2,357	2,752	4,635	1,208	10,952

	Income before provision for income taxes	11,959	18,228	19,638	14,553	64,378
	Provision for income taxes	(2,344)	(3,573)	(5,194)	(4,102)	(15,213)

	Income before minority interest and equity in earnings of affiliated companies	9,615	14,655	14,444	10,451	49,165
	Minority interest in income of consolidated subsidiaries	817	3,025	2,369	1,959	8,170
	Equity in net losses/(income) of affiliated companies	4	23	(49)	68	46

	Net income	¥ 8,794	¥ 11,607	¥ 12,124	¥ 8,424	¥ 40,949

	Per share data:	Yen
Net income	－ basic	¥ 61.59	¥ 81.23	¥ 84.43	¥ 58.29	¥ 285.47
	－ diluted	¥ 59.17	¥ 78.08	¥ 81.38	¥ 56.50	¥ 275.05
	Cash dividends	¥ 12.50	¥ 0.00	¥ 12.50	¥ 0.00	¥ 25.00

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

		U.S. dollars in thousands
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	Net sales	$ 1,042,811	$ 1,137,950	$ 1,163,948	$ 1,225,462	$ 4,570,171
	Operating expenses:
	Cost of products sold	805,329	867,830	892,398	950,336	3,515,893
	Selling, general and administrative expenses	96,135	76,794	82,651	95,046	350,626
	Research and development expenses	59,607	61,582	61,182	66,476	248,847

		961,071	1,006,206	1,036,231	1,111,858	4,115,366

	Operating income	81,740	131,744	127,717	113,604	454,805
	Other income (expense):
	Interest and dividend income	2,707	3,456	3,022	4,980	14,165
	Interest expense	(1,413)	(2,596)	(3,031)	(4,554)	(11,594)
	Foreign exchange gain (loss), net	18,933	19,511	26,637	1,881	66,962
	(Loss) gain on derivative instruments, net	(204)	324	187	332	639
	Gain from marketable securities, net	264	9,126	14,744	8,802	32,936
	Other, net	(221)	(6,393)	(2,103)	(1,158)	(9,875)

		20,066	23,428	39,456	10,283	93,233

	Income before provision for income taxes	101,806	155,172	167,173	123,887	548,038
	Provision for income taxes	(19,954)	(30,416)	(44,215)	(34,920)	(129,505)

	Income before minority interest and equity in earnings of affiliated companies	81,852	124,756	122,958	88,967	418,533
	Minority interest in income of consolidated subsidiaries	6,955	25,751	20,167	16,677	69,550
	Equity in net losses/(income) of affiliated companies	34	196	(417)	579	392

	Net income	$ 74,863	$ 98,809	$ 103,208	$ 71,711	$ 348,591

	Per share data:	U.S. dollars
Net income	－ basic	$ 0.52	$ 0.69	$ 0.72	$ 0.50	$ 2.43
	－ diluted	$ 0.50	$ 0.66	$ 0.69	$ 0.48	$ 2.34
	Cash dividends	$ 0.11	$ 0.00	$ 0.10	$ 0.00	$ 0.21

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.