Form 20-F
NIDEC CORP
filed 2007-07-27
CIK 1158967

Index to Consolidated Financial Statements and Information.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

As of March 31,  2007, 144,735,526 shares of common stock were outstanding, including 8,125,004 shares represented by 32,500,016 American Depositary Shares .

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

Item 2.

Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table include selected historical financial data as at and for the years ended March 31, 2003 through 2007 derived from our consolidated financial statements prepared in accordance with the U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included in this annual report.

	Year ended March 31,
	2003	2004	2005	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥ 231,836	¥ 277,497	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901
Cost of products sold	187,306	218,189	370,938	413,012	486,627	4,122,211
Selling, general and administrative expenses	21,302	28,542	35,340	41,188	46,276	392,004
Operating income	16,404	22,015	53,665	53,426	64,009	542,219
Income before provision for income taxes	10,911	19,639	57,290	64,378	65,595	555,654
Net income	10,680	16,089	33,455	40,949	39,932	338,263
Balance sheet data (period end):
Total assets	¥ 257,932	¥ 443,886	¥ 484,173	¥ 565,970	¥ 662,623	$ 5,613,071
Short-term borrowings	64,597	86,636	28,478	43,621	78,848	667,920
Current portion of long-term debt	8,951	2,653	8,493	4,647	3,216	27,243
Long-term debt	16,388	45,025	37,833	32,134	31,560	267,344
Total shareholders’ equity	88,557	110,046	207,040	263,659	305,016	2,583,787
Common stock	26,485	28,995	61,180	65,649	65,868	557,967
Number of shares outstanding (1)	127,149,458	130,035,796	142,504,926	144,661,292	144,780,492	144,780,492
Per share data:
Net income per share-basic (1)	¥ 84.01	¥ 125.57	¥ 239.87	¥ 285.47	¥ 276.03	$ 2.34
Net income per share-diluted (1)	79.91	120.76	228.29	275.05	268.25	2.27
Cash dividends paid per share	10.00	15.00	17.50	25.00	40.00	0.34

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

Index to Consolidated Financial Statements and Information.

We increased our interests in Nidec Copal Corporation and Nidec Copal Electronics Corporation to over fifty percent each in January and February 2004, and they became our consolidated subsidiaries. Their results of operations are reflected in our financial statements for the year ended March 31, 2005 from the time of their consolidation.

We acquired an approximately 40% share in Nidec Sankyo Corporation in October 2003 and increased our share to over 50% in February 2004. As a result, the results of operations of this subsidiary are included in our consolidated results of operations from February 2004.

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥118.05 per $1.00, which was the approximate exchange rate in Japan on March 31, 2007.

	High	Low	Average	Period-end
Year ended March 31,
2003	¥ 133.41	¥ 115.71	¥ 121.95	¥ 118.07
2004	120.55	104.18	113.07	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
Calendar period
January 2007	121.81	118.49	120.45	121.02
February 2007	121.77	118.33	120.50	118.33
March 2007	118.15	116.01	117.26	117.56
April 2007	119.84	117.69	118.93	119.44
May 2007	121.79	119.77	120.77	121.76
June 2007	124.09	121.08	122.69	123.39

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

As of July 16, 2007, the noon buying rate was ¥121.90 per $1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

Index to Consolidated Financial Statements and Information.

D. Risk Factors.

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate, were approximately 8%, 11% and 11% of total net sales for the years ended March 31, 2005, 2006 and 2007, respectively. Sales to our six largest customers represented approximately 29%, 34% and 37% of our net sales for the years ended March 31, 2005, 2006 and 2007, respectively and the six customers also represented ¥33.6 billion, or 30%, ¥37.0 billion, or 29% and 49.1 billion, or 33% of our gross accounts receivable at March 31, 2005, 2006 and 2007, respectively. As a result of customer concentration, our net sales could be significantly impacted in the event of:

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

We depend on the computer industry for sales of our products, and our business may be adversely affected by a decline in the computer market

Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales in turn depends on sales of computers and computer peripherals that incorporate our products. Revenues from hard disk drive spindle motors accounted for 24.5%, 30.7% and 31.5% of our net sales for the years ended March 31, 2005, 2006 and 2007, respectively. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances, automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

•

rapid technological change;

•

frequent new product introductions and short product life cycles;

•

significant price competition and price erosion;

•

fluctuating inventory levels;

•

alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

Index to Consolidated Financial Statements and Information.

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

The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to more than two month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Our inventory was ¥49.0 billion at March 31, 2005, ¥60.5 billion at March 31, 2006 and ¥64.3 billion at March 31, 2007. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand, which could in turn have a material adverse effect on our business, financial condition and results of operations.

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

We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors fell by approximately 9% during the year ended March 31, 2005, and although it increased by approximately 4% during the year ended March 31, 2006, it decreased again by approximately 1% during the year ended March 31, 2007. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

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

We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations

Our major competitors in the area of hard disk drive spindle motors have aimed to maintain or expand their market share in recent periods, which has resulted in intensified competition and a reduction in prices. This trend of severe competition is likely to intensify as our competitors offer very competitive prices in order to grab larger market shares. It is also possible that ball bearing or other subcomponent manufacturers will try to enter the spindle motor market. In the area of mid-size motors for automobiles and household appliances, some of our competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than we do and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than we do.

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

Index to Consolidated Financial Statements and Information.

We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data

Our small precision motors and other products are a key component in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed or alleged to be attributed to defects in our motors, we might be drawn into disputes with our customers, our reputation could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims. We may suffer such losses or damage regardless of whether our products were defective.

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

•

system failures, caused for example by power outages; and

•

natural and man-made disasters, including earthquakes, warfare and acts of terrorism, in Japan or elsewhere.

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

Index to Consolidated Financial Statements and Information.

Our growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets

We have achieved much of our growth by acquiring other companies that have provided us with complementary technologies and product lines. To the extent that we are unable to make successful acquisitions, we may not be able to continue to expand our product range and our growth rates could be adversely affected. Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. There can be no assurance that our investments will generate the operational and financial returns we expect. The success of future acquisitions will depend upon factors such as:

•

our ability to manufacture and sell the products of the businesses acquired;

•

continued demand for these acquired products by our customers;

•

our ability to integrate the acquired businesses’ operations, products and personnel;

•

our ability to retain key personnel of the acquired businesses;

•

our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses; and

•

accuracy of financial due diligence.

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

We could be harmed by litigation involving patents and other intellectual property rights

We have patent protection on certain aspects of our technology and also rely on trade secret, copyright and trademark laws, as well as contractual provisions, to protect our proprietary rights. We face the following risks:

•

we could incur substantial costs in defending against claims of infringement of the intellectual property of others and such claims could result in damage awards against us, in orders to pay for the use of previously unrecognized third-party intellectual property or in injunctions preventing us from continuing aspects of our business, which could in turn have a material adverse effect on our business, financial condition and results of operations;

•

our protective measures may not be adequate to protect our proprietary rights;

Index to Consolidated Financial Statements and Information.

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

For specific information relating to two intellectual properties disputes that could have an adverse effect on our results of operations, see Item 4.B. “Business Overview—Legal Proceedings.”

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

Sales to customers outside Japan accounted for 63.6%, 69.1% and 69.1% of our consolidated net sales during the years ended March 31, 2005, 2006 and 2007, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen and other currencies against the U.S. dollar will generally have a negative effect on our operating income and net income. We experience volatility in our results of operations as a result of foreign currency exchange rate fluctuations when or result of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in yen. We also experience foreign exchange risk to the extent that our sales and expenses or those of our subsidiaries are denominated in different currencies. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the fourteen operating segments that we report in our consolidated financial statements : Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile.

Index to Consolidated Financial Statements and Information.

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

We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations

We produce and sell a large percentage of our products at locations in the following developing countries: China, Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Mexico. In particular, we are growing increasingly reliant on our production bases in China, where we continue to move manufacturing operations in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we would be able to continue to manufacture our products cost-efficiently or at all. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there. Dependence on overseas production, especially in developing countries, and managing international operations expose us to a number of additional risks associated with foreign commerce, including the following:

•

economic slowdown or downturn in the relevant industries in foreign markets;

•

international currency fluctuations;

•

general strikes or other disruptions in working conditions;

•

political instability or, terrorist activities;

•

trade restrictions or changes in tariffs;

•

outbreaks, such as avian flu, that inhibit international or regional commerce;

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

Index to Consolidated Financial Statements and Information.

We may become subject to more stringent environmental regulations in the future

Our business activities are subject to a wide range of environmental laws and regulations in Japan, Asia, North America, Europe and other areas. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.

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

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well

As of March 31, 2007, there were 144,735,526 shares of our common stock issued and outstanding, including 23,420,284 shares beneficially owned by our President and CEO, Mr. Shigenobu Nagamori, representing 16.1% of the outstanding shares. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan. Additional sales of a substantial amount of our common stock in the public market, or the perception that sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

•

abrupt changes in our customers’ market position, particularly as a result of mergers and acquisitions;

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

Index to Consolidated Financial Statements and Information.

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec is a joint stock corporation that was incorporated and registered under the Commercial Code (in May 2006, the Commercial Code was replaced by the new Company Law) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarter is at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our telephone number is 81-75-935-6140.  We currently operate through 117 subsidiaries located in 17countries, and four affiliated companies located in four countries. As of March 31, 2007, we had 89,070 employees worldwide, 91.0% of which were employed outside Japan.

During the fiscal year ended March 31, 2007, we consolidated three new companies, Fujisoku Corporation, Nidec Motor & Actuators group and Brilliant Manufacturing Limited, thus adding to the scope of our business strategies for further intra-group synergies and the expansion of our overseas business.  We acquired 98.9% of the outstanding shares of Fujisoku Corporation in November 2006 and 100.0% of the voting rights of the Motors & Actuators business of Valeo S.A., France in December 2006.  In addition, we acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited in February 2007.

The following list presents a selected history of our major acquisition activities related the expansion of our small precision motors, mid-size motors, machinery, electronics and optical components and other products businesses:

Small Precision Motors, Machinery and Other Products

Year	Event

1989

We acquired Shinano Tokki Co., Ltd., a major manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then major manufacturer of audio equipment and magnetic recording devices for PCs. As a result, we gained the largest market share of spindle motors in the world.

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

1997/ 2002

Our subsidiary, Nidec-Shimpo Corporation, acquired 90.0% of the outstanding shares of Read Corporation, currently Nidec-Read Corporation, from Nippon Steel Chemical Co., Ltd. Nidec-Read manufactures engineering inspection equipment for electronics components, including printed circuit boards, ceramics, semiconductors and automotive parts. Nidec-Read became our majority-owned subsidiary in February 2002 as a result of our acquisition of additional shares of Nidec-Shimpo Corporation.

1998/ 2004

We acquired 17.7% of the outstanding shares of Copal Co., Ltd. in 1998, currently Nidec Copal Corporation, from Fujitsu Limited. Later in 1998, we increased our ownership of Nidec Copal to 42.8%. We then increased our ownership of Nidec Copal to 51.3% in February 2004. Nidec Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Nidec Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0%, also in 1998. We increased our ownership of Nidec Copal Electronics to 51.0% in January 2004.

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

2000

We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, currently Nidec Power Motor Corporation, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services mid-size motors for industrial equipment and home electrical appliances. This acquisition is in line with our strategic plan to expand our business into the field of mid-size motors.

2004

In October 2003, we acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd., currently Nidec Sankyo Corporation. We subsequently increased our ownership of Nidec Sankyo to approximately 51% in February 2004.

2006	In November 2006, we acquired 98.9% of the outstanding shares of Fujisoku Corporation, manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments.

Index to Consolidated Financial Statements and Information.

Year	Event

2006

In December 2006, we acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, we have included the Nidec Motor & Actuators group (consisting of seven companies) wholly-owned subsidiaries. These companies manufacture motors and actuators for automobiles such as air flow systems, body closure systems, occupant positioning systems and brake systems.

2007

In February 2007, we acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited. Brilliant Manufacturing Limited is engaged in manufacturing and sales of base place die-casting and top covers used in hard disk drives.

For the years ended March 31, 2005, 2006 and 2007, our capital expenditures, as shown in our consolidated statements of cash flows for those years, were ¥37,257 million, ¥43,185 million and ¥39,144 million, respectively. Major capital expenditures for the last three fiscal years included the acquisition of plants and equipments for hard disk spindle motors that have fluid dynamic bearings in Thailand and the Philippines. We have had no recent significant divestiture and no significant divestitures are currently being planned.

B. Business Overview.

Overview

We believe we are the world’s leading manufacturer of spindle motors for computer hard disk drives and also produce a variety of other small precision brushless DC motors. We ship our spindle motors to hard disk drive manufacturers throughout the world. For the year ended March 31, 2007, our net sales of hard disk drive spindle motors amounted to ¥198,196 million, representing 31.5% of total net sales of ¥629,667 million. For the year ended March 31, 2006, our net sales of hard disk drive spindle motors amounted to ¥164,575 million, representing 30.7% of total net sales of ¥536,858 million. For the year ended March 31, 2005, our net sales of hard disk drive spindle motors amounted to ¥119,233 million, representing 24.5% of total net sales of ¥485,861 million.

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

•

machinery;

•

electronic and optical components; and

•

other products.

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

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

Brush DC Motors and Brushless DC Motors

There are two kinds of DC motors: brush and brushless. Brushless DC motors differ from conventional, brush DC motors in that the current which produces mechanical energy is applied to stationary coils via electronic switches without physical contact with the rotor, rather than by stationary rods brushing against the rotating coil. Conventional brush DC motors have several limitations: brush life, brush residue, maximum speed, and electrical noise. By avoiding friction, sparks and the wearing and fragmenting of the brush rods, brushless DC motors provide cleaner, faster, more efficient, quieter operation and longer maintenance-free life than conventional brush DC motors. These characteristics make brushless DC motors suitable for applications such as hard disk drives, for which clean operation is critical, and audio-visual equipment, for which low-noise operation is an important factor.

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

Fluid Dynamic Bearing Technology in Hard Disk Drive Spindle Motors

Although products vary, all hard disk drives incorporate the same basic technology. One or more rigid disks are attached to a spindle motor assembly that rotates the disks at a high constant speed around a hub. The disks are the components on which data is stored and from which it is retrieved. Read/write heads, mounted on an arm assembly similar in shape to that of a record player, fly extremely close to each disk surface and record data on and retrieve it from concentric tracks in the magnetic layers of the rotating disks. In a hard disk drive, with a gap of less than 0.01 microns (10nm) between the disk and the read/write head, even the smallest error can result in disastrous data damage or loss.

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

Index to Consolidated Financial Statements and Information.

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

Currently, hard disk drives, which incorporate our motors and other components such as pivot assemblies, comprise the largest sector of the information storage industry based on Techno Systems Research Co., Ltd., a market research company. The amount of data stored and accessed electronically has been growing due to the increased amount of data created as a result of the growth of the Internet. The increased volume of shared information was made possible by the growth of high speed broadband communications and the development of sophisticated software applications to generate and manage increasing volumes of data.

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

Hard Disk Drive Spindle Motors for New Consumer Electronics and Home Entertainment Applications. In addition to the growth in demand for PCs, and Internet- and network-related servers and storage, the widespread use and transmission of graphic images and high-fidelity audio and video in digital format is creating a need for greater storage capacity in consumer electronic devices. As a result, new generations of consumer electronics are expected by us to incorporate hard disk drives for data storage and retrieval functions.  In recent years, demand for storage devices has been on increase in non-PC markets such as home appliances, and Techno System Research, estimates non-PC products’ share in 2006’s HDD market to be 17%.  As a new driving force of the HDD market, non-PC applications (e.g. mobile digital video/audio players, handycams, car navigators, DVD recorders, and home video machine games) are expected to contribute to the stable growth of our company’s spindle motor business toward the future.

Index to Consolidated Financial Statements and Information.

Other Small Precision Brushless DC Motors. Other small precision brushless DC motors are designed for quiet performance in high-speed, continuous-duty applications such as CD-ROM, CD-R/W and DVD players and recorders, as well as in office equipment such as facsimile machines, laser printers and photocopy machines.

There has been a growing consumer demand for multimedia products such as CD-ROM, CD-R/W, DVD-ROM and DVD-R/W drives that incorporate brushless DC motors. CD-ROM technology combines audio, video, text, and graphics in one medium with the capability to store, search, and retrieve large quantities of information. One CD-ROM can contain up to 650 megabytes of data. During the 1990s, CD-ROM became the dominant medium for software distribution. DVDs are a type of optical disk that can hold up to 17 gigabytes of information. DVD video has already gained acceptance as a new medium for home video distribution. We believe the DVD video format is replacing the VHS format over time, because DVDs experience no image or sound degradation from normal usage and offer greater storage capacity, indexing, random access and lower manufacturing costs. DVD data storage devices have also been rapidly replacing CD-ROMs in the computer industry. DVD-W is again growing rapidly this year, its monthly production volume reaching a 12 million-level.  While existing CD-ROM and CD-R/W are recording continuous production decline, DVD-W has experienced significant growth, occupying more than 50% of the market share.  This trend is based on the demand in the computer industry, and even though its growth rate fluctuates, DVD-W is expected to maintain its momentum, and to reach a monthly production volume level of 16 million and occupy 65% of the market share by the next fiscal year.  The sale of products using the new HD-DVD and Blue-Ray technology has started, but demand for them will not increase significantly until 2010.  DVD-W is expected to sustain its growth in multimedia-related markets.

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

•

Fans for Audio-Visual Equipment.This market has entered a growth phase, driven by factors that include the introduction of digital technology, the addition of communications functions, and the linkage of audiovisual products with PCs.

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

Demand is also growing for advanced electric motors in automobiles. Electronic motor-powered power steering systems, engine cooling, active suspensions and brake systems have become increasingly commonplace in cars. Automotive manufacturers are also focusing on developing energy-efficient electrical power steering systems. Conventional power steering systems use a hydraulic pump driven by the vehicle’s engine to provide the required assistance for the driver. The biggest disadvantage of this system is that the pump has to work continuously, wasting power. Fuel consumption can be improved by as much as 2% by switching the power source from the engine to a high-efficiency, mid-size motor, which activates only when needed just for enough power. Brushless DC motors also provide more quiet operation and a longer life. For mid-size brushless DC motors in power steering systems, we expect steady market growth in Europe and expanding in the United States. Also, hybrid vehicles have already established their positions in the market, and their share is expected to grow as environmental awareness increases.  Various motors, including the drive motor which replaces the engine, are used in hybrid cars, and such motors play roles in the battery cooling blower, the water pomp, the electric compressor and other parts.  These components either have not been installed in engine-driven cars, or have functions already been by the engine system, and thus they are part of the new market that was born as hybrid cars emerged. As increased demand for hybrid cars generates the need for more motors, the quantity of car motors to be produced will likely increase.

Markets for Machinery

Principal products in this market include industrial robots, card readers, power transmission equipment, high-speed pressing machines, semiconductor production equipment such as die bonders, and circuit board testers.

In the field of industrial robots, demand for LCD panel substrate-handling robots is increasing. Demand for large LCD panels has grown in recent years with the increasing demand for large-screen PC monitors and LCD televisions, and demand from LCD manufacturers in Korea, Taiwan, and Japan is strong. Demand for seventh generation LCD substrate-handling robots, which yield more panels from one substrate, was particularly strong in the year ended March 31, 2006. However, the price decrease of panels in the year that ended on March 31, 2007 forced all but some top manufacturers to review their investment.  Also, South Korea and Taiwan saw, among other things, manufacturers either significantly delay or freeze their investment for new production lines.  On the other hand, production is expected to expand in China, where fifth-generation production lines have become fully operational.

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

Index to Consolidated Financial Statements and Information.

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

In the optical equipment-related market, the digital camera market grew significantly, with shutter and lens units shipped and sold more than ever before. With respect to components for single-lens reflex cameras, especially, manufacturers’ active introduction of new models resulted in significantly increased shipments of Nidec’s focal plane shutters.  Orders for cell phone shutters are also rapidly increasing, with five times more units shipped this fiscal year than in the last.  Blu-ray-related products, which were released this fiscal year, are also experiencing steadily increasing sales.

Demand for optical pickup units for PCs and digital consumer appliances is expanding. In particular, demand for optical pickup units for DVD burners and low-profile devices for notebook PCs is expanding in step with the increasing use of those products.

In the field of actuators for polygon scanners, demand for actuators with high-speed, high-precision air bearing motors is growing, as a result of the ever-improving image quality offered by copiers and color printers.

Drive motor units for consumer electronic goods and appliances contribute to the added value of such products as refrigerators, by improving their ice-making functions, and washing machines, by enhancing drainage. Demand for drive motor units in the BRICs market is expected to rise steadily with improvement in the standard of living and the expansion of the middle and upper classes in these countries.

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

Index to Consolidated Financial Statements and Information.

Our Business Strategy

We seek to pursue high business growth, high profitability and high stock value by establishing a position as the leading provider of brushless motors and other drive technology products. We intend to accomplish these goals based on the following strategies.

1) Maintaining the dominant position in the hard disk drive (HDD) spindle motor market for profitability enhancement

The HDD motor business as part of Nidec’s core operations represented approximately 75% of the global market and 31.5% of our sales mix in the fiscal year ended March 31, 2007. In this field of operation, our primary focus is on profitability enhancement is underpinned by our dominant market position.

With a widespread broadband internet network and diversified broadcast services stable medium- to long-term growth is expected for the HDD market, with greater enterprise data backup needs and robust private demand for high-density audiovisual data contents. Meanwhile, the HDD industry has undergone a string of market consolidations in recent years and is currently experiencing cross-industry competition with electronic storage devices (flash memory drives) on the small-form-factor front.

The following outlines our recent progress in our strategic approach to the HDD motor market.

i) Technological leadership conducive to profitability enhancement

a) Sintered-alloy-metal fluid dynamic bearing units

As part of efforts to increase profitability of the HDD motor business, we are accelerating the development and production of spindle motors built with sintered-alloy-metal fluid dynamic bearing units (sintered-alloy FDB), which require fewer machining processes and therefore reduce production time and costs. Having gained recognition of the major HDD manufacturers for their practicality, the HDD motors equipped with sintered-alloy FDB constituted a significant part of the shipments in the fiscal year ended March 31, 2007.

b) Perpendicular recording technology

In the meantime, we have given added value to our HDD motors by meeting new quality requirements arising from the adoption of perpendicular recording technology (PMR) ahead of our competitors. In PMR, data bits are oriented vertically on the disc platter (perpendicular to the disc surface), rather than flat to the surface as with the existing longitudinal recording. This new data orientation enables a dramatic rise in the per-platter capacity of HDD, technically underpinning the industry’s pursuit of greater storage capacity going forward. We saw a notable increase in the number of our spindle motors shipped to PMR-based HDDs in the fiscal year ended March 31, 2007, contributing to the industry’s ongoing shift toward higher HDD capacity.

ii) Internal manufacturing

Expanding in-house manufacturing capacity for HDD motor parts and components is also a crucial key to profitability enhancement. In the fiscal year ended March 31, 2007, we took major steps forward in this direction by building a new component factory in Thailand and acquiring a Singaporean HDD parts manufacturer, Brilliant Manufacturing Limited. The new factory in Thailand is granted long-term tax benefits in line with the Thai government’s preferential treatment for foreign HDD component manufacturers operating in the country's designated economic zone. Brilliant Manufacturing Limited, formerly listed on the SGX (Stock Exchange of Singapore), has a proven track record as an industry-leading supplier of HDD base plates and top covers.

Index to Consolidated Financial Statements and Information.

2) Expanding the market share of small precision brushless DC motors for non-HDD applications

In line with efforts to maintain a strong position in the market for HDD motors, we also seek greater presence in a broad range of small- to mid-size motor markets by extensive use of our technological and manufacturing resources related to brushless DC motors.

Our non-HDD-oriented brushless DC motors are mainly directed to optical disk drives, cooling fans, office equipment, home electric appliances, automotive systems and other product areas in which there is a shift to new generation products.

i) For optical disk drives and cooling fans

At the forefront of the high-end optical disk drive market, particularly in Japan, a transition to next-generation DVD formats referred to as Blu-ray and HD DVD is underway in response to the diffusion of high-definition broadcast. As the dominant supplier of brushless DC motors for high-end optical disk drives, we look to the emerging market for new revenue opportunity. In the meantime, we have also been extending our reach into the low-end Asian markets, taking advantage of our technological and scale advantages already established in the high-end field. For the cooling fan business, we are working on new product rollout to explore access to the major U.S. and Asian PC markets. In June 2006, we launched a full-scale production of fan motors at Nidec Vietnam Corporation located in the Saigon High-tech Park (SHTP),Vietnam.

ii) Office equipment, home appliances and automotive systems

The common thread running through our approach to the motor market for office equipment, home appliances and automotive systems is helping to replace traditional motors with brushless DC motors. The centerpiece of our effort is diversifying our product portfolio and expanding our addressable market with particular emphasis on brushless DC motors’ distinguishing technical advantages and eco-friendly features. On the office equipment front, we have largely increased sales to copier/ laser printer customers with a renewed focus on motor configuration saving the customers’ switching costs. In the home appliance market (the Japanese market, in particular), our brushless DC motors are finding ways into new-generation products (such as refrigerators, washing machines and air-conditioning system) which stress operating quietness, power efficiency and controllability.

As part of our efforts to strengthen the motor-drive technology and broaden product portfolio, we acquired Japan Servo Co., Ltd., a former subsidiary of Hitachi, Ltd., in April 2007.

In pursuit of enhanced driving safety, fuel efficiency and environmental friendliness, the automobile industry is steering a phased technological transition toward highly-sophisticated, electronically-controlled automobile drive systems. These new control systems require a greater number of electric motors than the existing mechanically-controlled system. We view the automotive motor market as a major source of our future growth and have been proactively investing research and development resources in this area. Automotive applications using our brushless DC motors are currently limited to hydraulic/electric power steering system and seat/fuel-cell cooling fans. Going forward, we are expanding into a wider range of riding and handling system, such as electric active suspension/brakes, and more critical driving sources including the engine drive motor system of gas-electric hybrid cars.

In December 2006 we acquired the Motors & Actuator business of Valeo S.A., an automotive components manufacturer based in France, to extend our reach into the European and North American automotive components market.

Index to Consolidated Financial Statements and Information.

3) Mergers and acquisitions for technological enhancement

Effectively shortening the research and development period is increasingly important for us to constantly get to market fast with new products and maintain market leadership. In this respect, corporate acquisitions aimed to strengthen product development capabilities have been and will continue to be an essential element to our business growth. Since 1995, we have acquired a total of twenty-seven companies with world-class drive technologies and manufacturing expertise and have utilized these resources to augment our core, small precision motor business. We consider that further steps towards more integrated product development environment will require technologies relating to semiconductor and electronic control unit. From a broader strategic perspective, acquiring access to the large-size motor market, where brush/AC motors are still the mainstream, is also an option to meet our aim to increase replacement demand for brushless DC motors.

4) Production presence in all key regional markets

We seek to develop our competitive advantage by increasing presence in the world’s key geographical markets: Asia, North America and Europe. The Asian region, as illustrated by the rapid rise of the Chinese and Indian economies, is assuming greater prominence today not only as the world's manufacturing center, but also as huge consumer market with enormous growth potential. Building upon advances thus far made in Southeast Asian countries, we have established and strengthened our manufacturing, logistical and sales capabilities in China over the past few years in step with our customers' production shift to China. In the Pinghu Economic Development Zone in Zhejiang, we have 12 companies in operation and one in the making on a group-wide basis today. In order to maintain an optimal balance in overseas production, we are increasing presence in Vietnam's Saigon High-tech Park (SHTP).

Our Principal Products, Customers and Competition

The following table presents net sales in each of our major categories of products for each of the three years ended March 31, 2005, 2006 and 2007:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2007
	2005	2006	2007
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 119,233	¥ 164,575	¥ 198,196	$ 1,678,916
Other small precision brushless DC motors	61,066	66,463	74,445	630,623
Small precision brush DC motors	7,980	7,849	6,684	56,620
Brushless DC fans	34,435	34,872	38,656	327,454

Sub-total	222,714	273,759	317,981	2,693,613
Mid-size motors	35,564	37,767	57,389	486,141
Machinery	76,957	73,243	82,944	702,618
Electronic and optical components	128,417	128,791	144,651	1,225,337
Others	22,209	23,298	26,702	226,192

Consolidated total	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901

Index to Consolidated Financial Statements and Information.

Hard Disk Drive Spindle Motors

We have been providing fluid dynamic bearing hard disk drive spindle motors, offering such motors for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives. As shown in the table above, our net sales of hard disk drive spindle motors were ¥119,233 million for the year ended March 31, 2005 and ¥164,575 million for the year ended March 31, 2006. For the year ended March 31, 2007, our net sales of hard disk drive spindle motors amounted to ¥198,196 million, representing 31.5% of total net sales.

We currently have six main customers for our hard disk drive spindle motors. All of these customers are major hard disk drive manufacturers. Our six customers are Seagate, Western Digital, Hitachi GST, Fujitsu, Toshiba and Samsung. For the year ended March 31, 2005, sales of hard disk drive spindle motors to our top five customers constituted over 24% of our net sales. For the year ended March 31, 2006, sales of hard disk drive spindle motors to our top five customers constituted over 30% of our net sales. For the year ended March 31, 2007, sales of hard disk drive spindle motors to our top five customers constituted over 27% of our net sales. For the year ended March 31, 2007, Seagate, the world’s largest disk drive manufacturer, represented 13.4% of our net sales, with ¥72,022 million, and Hitachi GST represented 7.6% of our net sales, with ¥40,906 million. We currently supply Seagate, our largest customer, and all of other leading hard disk drive manufacturers with most of their hard disk drive spindle motors.

Currently, there are four major producers of spindle motors for hard disk drives in the world, including us, who together account for almost all of the worldwide market. While we face competition from the other three producers, Minebea, Victor Company of Japan, or JVC, and Panasonic, particularly in the 1.8-inch, 2.5-inch and 3.5-inch hard disk drive motor segments, we currently have a dominant share of the hard disk drive spindle motor market by unit volume.

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

We believe that our development activities, which enable us to provide high speed, precision rotation motors and our move to lower-cost, overseas production will maintain and potentially strengthen our competitive position in the market for hard disk drive spindle motors. We have built a new plant in Rangsit, Thailand as part of our strategy to produce hard disk drive spindle motors on a larger scale, at lower cost and to have closer contact to our customers. We are competing with electronic storage device manufacturers on the small-form-factor front HDD market.

Other Small Precision Brushless DC Motors

In addition to our hard disk drive spindle motors and small precision brushless DC fans, our small precision brushless DC motors are used in both computer related devices (including CD-ROM drives, CD-R/W drives, DVD recorders and players and DVD-multi drives) and office equipment (including computer peripherals, copiers, printers and fax machines). Color copiers in particular require a sensitive and smooth dram spin to achieve high-grade printing. Our power transmission drives and brushless motors work together to provide a high-accuracy spin. We are in fierce competition with Matsushita Electric Industrial, LG Innotek and Samsung Electric in this market, though we hope to increase our market share through the introduction of new products. Our net sales of other small precision brushless DC motors were ¥61,066 million for the year ended March 31, 2005, ¥66,463 million for the year ended March 31, 2006 and ¥74,445 million for the year ended March 31, 2007. The market trend for optical disk drive units, especially slim-types incorporated mainly into laptop computers, is steadily shifting to value-added, DVD writable drives (“super multi drives”) which can write and read DVDs and CDs.

Index to Consolidated Financial Statements and Information.

We are a supplier of super multi drive units to two major makers, Hitachi-LG Data Storage Inc. and Toshiba Samsung Storage Technology Corporation. We believe that we are in a good position to increase our share in this slim optical disk drive market because spindle motors for these products are required to demonstrate a high degree of rotation accuracy. We have been expanding our market share both in terms of slim and thick types, by targeting products at the higher end of the quality spectrum.

Manufacturers in Korea and Taiwan currently lead the manufacturing market for CD-ROM drives, CD-R/W and DVD devices. We supply a large portion of brushless DC motors to manufacturers in these countries. In order to expand our market share, we are making efforts to further reduce our production costs by standardizing our products and by generating scale efficiencies.

We have been increasing our monthly production of brushless DC motors for use in office equipment such as laser printers, fax machines and multimedia equipment, including CD-ROM and CD-R/W drives and DVD drives, to up to sixteen million motors per month during the year ended March 31, 2007. Because we are intentionally expanding our market shares both in slim and thick types, our sales have been steadily increasing since the second half of the year ended March 31, 2001 despite of the severe competition with low-cost manufacturers in Korea and Taiwan. In order to respond to this competition, we have attempted to lower our costs by shifting our production bases to overseas, especially to China where we have established our subsidiary, Nidec (Dongguan) located nearby Shenzhen.

Brushless DC Fans

Our brushless DC fans are used in many types of products, including computers and video game consoles, for the purpose of lowering the temperature of central processing units in these products. In addition, they are used in household appliances, including bidet-toilets, rice cookers, microwave ovens and plasma displays. Our net sales of brushless DC fans accounted for ¥34,435 million for the year ended March 31, 2005, ¥34,872 million for the year ended March 31, 2006 and ¥38,656 million for the year ended March 31, 2007.

Customers for our brushless DC fans include manufacturers of central processing units, computers, computer cases and computer peripherals, laser printers, photocopy machines, projectors, audio/visual equipment, household appliances, game consoles, telecommunications equipment, automobile seats and automobile air conditioners. Overseas, a substantial portion of our sales is to manufacturers of central processing units, computers and computer peripherals. We also have a major position in the fan market for color printers, projectors and mini-component stereo sets. We are also expanding sales of our fans into new markets such as automobile seats and telecommunications equipment. We began selling fans for video game consoles in March 2000, and we believe that we are currently the main supplier to each of the three major game console manufacturers. In Japan, our primary competitors for brushless DC fans are Minebea-Matsushita and Sanyo Denki. We also face competition from Papst in Germany and Taiwanese companies such as Delta, Sunon and Chenhome, which are generally providing less expensive fans. We are also selling our fans and motors to the manufacturers of digital laser projectors. We expect that we will be able to capture a large share of the market for fans and motors in digital laser projectors.

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

Index to Consolidated Financial Statements and Information.

Mid-size Motors

Our “Mid-size motors” are used in automobiles, various electric household appliances and industrial equipment. Our net sales of mid-size motors accounted for ¥35,564 million for the year ended March 31, 2005, ¥37,767 million for the year ended March 31, 2006 and ¥57,389 million for the year ended March 31, 2007.

Through Nidec Shibaura, which was originally a joint venture among Nidec, Shibaura Mechatronics and Toshiba and which became a wholly-owned subsidiary in September 2000, we produce mid-size brushless DC motors for household appliances such as washing machines and air conditioners. We are combining the technology and expertise of Nidec Shibaura in household appliance motors with other technologies we have developed through our experience in the spindle motor field. In the area of household appliance DC motors, our principal competitors are Matsushita Electric, Hitachi and several Chinese manufacturers. We also design, develop, manufacture and service mid-size motors for industrial equipment such as pumps and elevators as well as home electrical appliances through Nidec Power Motor.

One area into which we have diversified is mid-size motors for power steering. We are currently selling such motors to five car manufacturers through three major power steering manufacturers. We are actively exploring possibilities for collaboration with other suppliers to the automotive industry and plan to enter the U.S. market. We face competition from companies that supply auto parts to the major car manufacturers such as Globe in the United States and Bosch and Siemens VD in Europe. We acquired Motors & Actuators business of Valeo S.A., France, which we believe is highly recognized in the in-car motor market, in December 2006.

Machinery

Machinery we design and manufacture includes semiconductor production equipment, such as robots, card readers, die bonders and board testers, high-speed press machines, machine tool equipment for the manufacture of motors, measuring equipment, power transmission equipment and factory automation systems.

Our net sales of machinery accounted for ¥76,957 million for the year ended March 31, 2005, ¥73,243 million for the year ended March 31, 2006 and ¥82,944 million for the year ended March 31, 2007.

An active demand for LCD (liquid-crystal-display) TVs drove capital spending by LCD panel makers in Japan, Korea and Taiwan, leading to an increase in sales of Nidec Sankyo's LCD-substrate transfer robots. However, a sharp decline in demand for LCD-related robots in the second half fiscal year caused decreasing sales.

Nidec Sankyo's card readers were also in high demand, benefiting from the expanded BRICs market and banks' replacement need for biometric automatic teller machines.

The majority of our die bonders and board testers are shipped directly to information technology and semiconductor industry plants. Nidec Tosok's semiconductor equipment business exhibited different product-specific trends. In contrast with die bonders, the sales of testers declined sharply due to market adjustments in inventories.

Electronic and Optical components

Our “Electronic and optical components” include camera shutters, camera lends units, encoders, switches, trimmer potentiometers, motor driven actuator units, optical pickup units, processing and precision plastic mold products.

Index to Consolidated Financial Statements and Information.

Our net sales of electronic and optical components accounted for ¥128,417 million for the year ended March 31, 2005, ¥128,791 million for the year ended March 31, 2006 and ¥144,651 million for the year ended March 31, 2007.

Sales of Nidec Sankyo's optical pickup units decreased due to a withdrawal from unprofitable product lines and a start-up delay of a new product.

Sales of Nidec Copal's digital camera shutters and lens units increased as a result of significant expansion in the digital camera market. In particular, the sales of our focal-plane shutter for single-lens reflex has increased due to the introduction of new models by makers. Moreover, orders of shutters for mobile phones increased rapidly. In addition, a new blue-ray related product that started this term has also expanded well.

Sales of Nidec Copal Electronics's electronic circuit components and pressure sensors increased due to the prosperity of the IT industry, the industrial equipment industry and the semiconductor-fabrication equipment industry, while sales of actuators decreased due to declining demand in the entertainment devices market. In addition, we acquired Fujisoku, which produces industrial operation/detection switches and accurate measuring instruments in November 2006.

Other products

Our “Others products” include automobile parts, pivot assemblies, other components and other services.

Our net sales of “other products” accounted for ¥22,209 million for the year ended March 31, 2005, ¥23,298 million for the year ended March 31, 2006 and ¥26,702 million for the year ended March 31, 2007.

Sales of Nidec Singapore’s pivot assemblies for use in hard disk drives increased as the share increased.

Sales

We regard a timely response to consumer demands as the most important aspect of service. By establishing a sales base in many regions, both inside and outside Japan, we have established a global sales network which covers the world’s key motor markets.

In Japan, products are mainly sold to customers directly through Sales Departments, which employed 1,043 staff members as of March 31, 2007. Some products are also sold through sales representatives. We have sales bases and sales branches in various regions in Japan. Since most of our customers have a technical development department in Japan, we work to expand new demand by meeting the diversified needs of our customers through these sales departments and seek to quickly respond to changes in the market.

Overseas, generally, products are sold to customers through subsidiaries and affiliates. In the United States and Canada, a portion of our products is sold through sales representatives. In Europe, products are mainly sold directly to customers through sales subsidiaries. In Asia, such as Singapore, China, Hong Kong, Taiwan, and South Korea, sales subsidiaries are responsible for directly selling products to customers in their area. As for manufacturing subsidiaries in Asia, such as Thailand, the Philippines, Singapore, China and Vietnam, products are generally sold through parent companies, although, some products are sold through sales subsidiaries in these areas or directly to customers.

Index to Consolidated Financial Statements and Information.

The following table presents a breakdown of total revenues by geographic market for the three years ended March 31, 2005, 2006 and 2007:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2007
	2005	2006	2007
Sales and operating revenue:
Japan	¥ 292,822	¥ 294,307	¥ 341,642	$ 2,894,045
U.S.A.	8,200	8,398	10,747	91,038
Singapore	59,989	72,970	59,488	503,922
Thailand	42,653	56,246	80,579	682,584
The Philippines	5,557	6,848	12,929	109,521
China	23,771	30,565	36,884	312,444
Other	52,869	67,524	87,398	740,347

Consolidated total	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901

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

Production

We specialize in the field of “Everything that Spins and Moves” centering on drive technology products, namely motors, and have acquired large market share for many of our products by reinforcing motor-related technology and application engineering through mergers and acquisitions. As a result, we have been successful in expanding sales and profits by taking advantage of new market opportunities and demand trends. We divide operations into the five business segments discussed below. While development and design engineering are mostly conducted in Japan, production of small precision motors is conducted in various Asian countries, including Thailand, the Philippines, Singapore, China and Vietnam, based on our basic policy of producing products close to the production sites of our customers. Production of mid-size motors is also conducted in various countries, including Japan, China, Thailand, Spain, Poland and Mexico. Machinery is still produced mostly in Japan.

Small Precision Motors

We produce most of our small precision motors, such as spindle motors for HDDs, brushless DC motors and fan motors in our overseas manufacturing subsidiaries in Thailand, the Philippines, Singapore, China and Vietnam. In addition, we established joint ventures with NTN Corporation in China in August 2002, then in Thailand in November 2005. The joint ventures are producing fluid dynamic bearing units using oil impregnated sintered-alloy metal for our spindle motors for HDDs. These production operations in Asia have resulted in cost reductions in relation to such factors as capital expenditure, labor costs and taxes. Also, as part of efforts to facilitate production cost reduction, we are promoting the internalization of motor parts in these sites.

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

Mid-Size Motors

The design and development of the mid-size motors is conducted in Japan. Nidec Corporation handles mid-size brushless DC motors for vehicles responding to an increase in the demand for fuel-efficient vehicles generating less emission. Nidec Shibaura Corporation deals with mid-size brushless DC motors for consumer electronics and housing facilities, which are equipped with energy-saving, low noise and longer life features. Nidec Power Motor Corporation handles mid-size motors for energy-efficient machinery. Production of those products is conducted in Japan, China, Thailand, Spain, Poland and Mexico. Production bases in Japan provide technical support to manufacturing subsidiaries in China, Thailand, Spain, Poland and Mexico.

Machinery

Semiconductor manufacturing equipment, automatic measuring equipment, image processing equipment, high-speed press machines, printed-circuit-boards inspection equipment, industrial robots and card readers, have mainly been designed, developed and manufactured in Japan. Some of our measuring equipment and high-speed press machines are being manufactured in China.

Electronic and optical components

We produce encoders, optical components such as camera shutters, lens units and optical pick-up units, electronic parts including pressure sensors, electronics circuit parts and actuators in our subsidiaries ,Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Sankyo Corporation. Shutters and lens units for various cameras are developed and designed by Nidec Copal Corporation in Japan and produced in Japan, Thailand and China. Nidec Sankyo Corporation develops, designs and manufactures electronic components such as actuators and optical pick-up units, which are being produced in Singapore and China. Electronic components such as pressure sensors and electronics circuit parts are being developed, designed by Nidec Copal Electronics Corporation in Japan and manufactured in Japan and China.

Others

“Others” consists of pivot assemblies and automotive parts. Our manufacturing subsidiary in Singapore conducts the development, design and manufacture of pivot assemblies. Automotive parts are developed and designed in Japan and produced in Japan and Vietnam.

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

Index to Consolidated Financial Statements and Information.

Government Regulation and Environmental Standards

In Japan, we are subject to environmental regulation under the Air Pollution Control Law, the Water Pollution Control Law, the Wastes Disposal and Public Cleaning Law, the Law for the Promotion of Effective Utilization of Resources, the Basic Law for Establishing a Recycling-based Society and other laws. We are also subject to local regulations which in some cases impose requirements more stringent than the national requirements. However, we do not use large volumes of hazardous or toxic chemicals in our manufacturing operations. Moreover, our operations do not require the disposal of large amounts of waste into the environment. Our emissions are sufficiently low so that we are not required to report their amount under the Pollutant Release and Transfer Register.

Our overseas operations are also subject to environmental regulation. Our operations in the United States, for example, are subject to extensive environmental regulation under a number of laws, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental, Response, Compensation and Liability Act and the Toxic Substances Control Act. We are also subject to substantial state legislation that parallels, and in some cases imposes more stringent obligations than, federal requirements.  Any electronic or electrical equipment sold in the EC are subject to the Restriction of Hazardous Substances Directive (RoHS) 2002/95/EC.  The Directive indicates only products entering the EU must be in compliance.  Still, we consider the Directive to essentially cover our whole lines of products because of the possibility that products we make and sell elsewhere could be eventually destined for the EU as components of other companies' products.

We believe that leadership in environmental protection is an important competitive factor in the markets for our products. We have given and will continue to give high management priority to environmental matters. We believe that our operations are in substantial compliance with regulatory requirements affecting our facilities and products in each of the markets in which we operate. We monitor these requirements and adjust affected operations and products to ensure that we remain in substantial compliance with these requirements. Almost all our plants and production bases, in Japan and overseas, have either received, or are scheduled to receive within the next several years, certifications under the ISO 14001 standards on environmental management systems of the International Organization for Standardization. Also, we have established a committee to investigate ways that we might eliminate the use of lead in our manufacturing processes. As a result, almost all of our current products use lead-free solder, with a few exceptions because of specific customers’ individual requirements.

Our Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2005	2006	2007

Japan	7,222	7,550	7,989
North America	284	197	1,146
Asia (other than Japan)	62,647	70,943	79,208
Europe	16	31	727

Total	70,169	78,721	89,070

Index to Consolidated Financial Statements and Information.

Japan

In Japan, as of March 31, 2007, we had 7,989 employees. 3,566 of these employees were engaged in manufacturing operations, 1,889 in research and development and 1,043 in sales activities.

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

Overseas

As of March 31, 2007, we had 81,081 employees overseas. 71,694 of these employees were engaged in manufacturing operations, 504 in research and development and 542 in sales activities.

No material strikes and/or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

Intellectual Property

As of March 31, 2007, we owned approximately 1,570 issued patents, 39 utility model registrations and 251 trademarks in Japan as well as 548 issued patents and 17 trademarks in the United States. Every year, we file additional patent applications in Japan, some of which we also file in the United States. We also seek patent protection in various other foreign jurisdictions where we manufacture or sell our products. As of March 31, 2007, we had a total of 4,347 patent and utility model applications pending in Japan and in foreign jurisdictions. While we believe that our patents are important, in general, no single or group of related patents is essential to us or any of our principal business segments.

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

Index to Consolidated Financial Statements and Information.

Legal Proceedings

On February 15, 2005, we filed a patent infringement lawsuit with the Northern District of California in U.S. A against Victor Company of Japan, Limited and its subsidiary, JVC Components (Thailand) Co., Ltd., and their sales agents, Kabushiki Kaisha Agilis and Agilis Technology Inc. (collectively “JVC”), charging them with infringing ourits U.S. Patent Nos. 5,667,309, 6,554,476, 6,343,877 and 6,793,394. The four patents cover our fluid dynamic bearing technology used in spindle motors found in computer hard disc drives. JVC has supplied and continues to supply spindle motors to hard disc drive manufacturers without a license under these patents. We brought this action to prevent JVC from selling, distributing or importing infringing spindle motors in the United States, and from selling or distributing such motors for incorporation into hard disc drives sold, distributed or imported in the United States. In addition, we seek compensatory damages for JVC’s infringement, as well as treble damages for willful infringement and recovery of our attorneys' fees, as permitted under United States Patent law.

On March 6, 2007, we filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against LG Innotek Co., Ltd. (“LGIT”) and its subsidiaries for infringement of U.S. Patent No. 6,242,830, which relates to our bearing technology used for spindle motors in CD and/or DVD drives.

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

Index to Consolidated Financial Statements and Information.

C. Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2007:

Name	Country	Principal business	Percentage owned by us as of March 31, 2007
			(%)
Consolidated subsidiaries
Nidec Automobile Motor (Zhejiang) Corporation	China	Manufacturing of motor for automobiles	100.0%
Nidec America Corporation	U.S.A	Sales of fans and precision motors	100.0%
Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	100.0%
Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors and fan motors	100.0%
Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors	100.0%
Nidec Electronics GmbH	Germany	Sales of spindle motors for hard disk drives and fans	100.0%
Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%
Nidec (H.K.) Co., Ltd.	Hong Kong	Sales of parts for our products and sales of spindle motors	99.9%
Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies	100.0%
Nidec Taiwan Corporation	Taiwan	Sales of small brushless DC motors and fans	100.0%
Nidec Vietnam Corporation	Vietnam	Manufacturing of fan motor	100.0%
Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%
Nidec Subic Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	100.0%
Nidec (Shanghai) International Trading Co., Ltd.	China	Sales of small brushless DC motors	100.0%
Nidec Nemicon Corporation	Japan	Manufacture and sales of rotary encoders, proximity sensors and other electronic equipment	99.7%
Nidec Power Motor Corporation	Japan	Manufacture and sales of mid-size motors and small AC motors	92.2%
Nidec Shibaura Corporation	Japan	Manufacture and sales of small AC motors	100.0%
Nidec Copal Electronics Corporation *	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	59.2%
Nidec Copal Corporation *	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	57.4%
Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	100.0%

Index to Consolidated Financial Statements and Information.

Name	Country	Principal business	Percentage owned by us as of March 31, 2007
			(%)
Nidec System Engineering (Zhejiang) Corporation	China	Manufacture of factory automation equipment	100.0%
Nidec Logistics Corporation	Japan	Transportation, warehousing, import and export business, packing, environment business, distribution processing and physical distribution	100.0%
Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery and testers	60.0%
Nidec-Shimpo Corporation	Japan	Manufacture and sales of power transmission drives, control devices, measuring and factory automation equipment, ceramic and wood art equipment, and others	100.0%
Nidec Tosok Corporation *	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, semiconductor manufacturing machinery, air/electronic gauges, precision ball screws, and other precision measuring devices and manufacture of fan motors	65.0%
Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	100.0%
Nidec Sankyo Corporation *	Japan	Manufacture and sales of motors, optical pickup units, automated teller machines, home appliance components and factory automation equipment	63.5%
Nidec Motors & Actuators	France	Manufacturing and sales of air flow system, seat positioning system, body closure system, braking, drive-line and steering system	100.0%
Brilliant Manufacturing Limited	Singapore	Manufacturing and sales of hard disk drives base plate, bracket and top cover	87.1%

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

A sintered-alloy-based fluid dynamic bearing units by the new joint venture will be used in our fluid dynamic bearing motors for hard disk drives.  Those motors are sold mainly to the computer/server market through Nidec Corporation.  And in order to expand the market further, the joint ventures have turned their eyes to promising markets such as the audio-visual market and the mobile market, as the demand of hard disk drives in those markets is increasing.

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

Nidec hold 40% and NTN holds 60% of the equity of the new joint venture. The first capital of 360 million Baht is paid by NTN in November 2005. In March 24, 2006, Nidec paid the increased capital of 240 million Baht.

Same as the first joint venture in China, the purpose of the second joint venture is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for hard disk drive motors. Production started in June 2006.

As of March 2007, production capability of NTN-Nidec (Zhejiang) Corporation is 8 million pieces per month, and the capacity of NTN-Nidec (Thailand) Corporation is 6 million pieces per month. In the end, the capacity of NTN-Nidec will be increased to 18.5 million pieces per month in total.

Index to Consolidated Financial Statements and Information.

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2007, we operated manufacturing and sales facilities through 24 Japanese subsidiaries and 93 foreign subsidiaries. These facilities are located in Japan, China, Europe, Thailand, the United States, Singapore, Vietnam, the Philippines, Indonesia, South Korea, Malaysia, Taiwan and Mexico.

The following table sets forth information, as of March 31, 2007, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function

In Japan
Corporate Headquarters and Central Technical Laboratories (1)	Japan	36,119	Basic research and development and fluid dynamic bearing technology development
Nidec-Shimpo Corporation (1)	Japan	29,322	Manufacturing of power transmission equipments and measuring equipment
Nidec Power Motor Corporation (1)	Japan	27,459	Manufacturing and sales of mid-size motors
Nidec Shibaura Corporation Head Office (2)	Japan	24,600	Manufacturing and sales of mid-size motors
Nidec Copal Corporation Koriyama Technical Center (1)	Japan	23,665	Development design and material procurement
Nidec Tosok Corporation Head Office and Technical Center (1)	Japan	20,949	Manufacturing of measuring equipments and semiconductor equipment
Shiga Technical Development Center (1)	Japan	20,596	Research and development and manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, mid-size motors for automobiles and pumps and precision motors
Nidec Copal Electronics Corporation Sano Factory (1)	Japan	16,873	Manufacturing and sales of precision automotive parts
Nidec Copal Corporation Shiojiri Factory (1)	Japan	16,452	Manufacturing of mini-laboratory system
Nidec Tosok Corporation Yamanashi Factory (1)	Japan	15,044	Manufacturing of components for automobiles
Nidec Sankyo Komagane Facility (1)	Japan	14,279	Manufacturing of motor-driven actuator units and DC motors for PC peripheral devices
Nidec Sankyo Ina Facility (1)	Japan	14,208	Manufacturing of robots
Nidec Copal Precision Parts Corporation Koriyama Factory (1)	Japan	13,592	Manufacturing of precision dies, press stamping components, injection molding components and surface treatment processing components

Index to Consolidated Financial Statements and Information.

Facility name	Location	Floor space (square meters)	Principal products and function

Outside Japan
Nidec Philippines Corporation (3)	Philippines	76,658	Manufacturing of spindle motors for hard disk drives
Nidec Sankyo (H.K.) Co., Limited Shilong Factory (4)	China	68,800	Machining of small motors, stepping motors, stepping motor units, and related part
Nidec Shibaura (Zhejiang) Co., Ltd. (2)	China	64,600	Manufacturing of mid-size motors
Nidec (Dalian) Limited	China	48,265	Manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, fans and components for precision motors
Nidec Motors & Actuators (Mexico) S. de R.L. de C.V (1)	Mexico	46,769	Manufacturing of motors for automotive and industrial applications
Nidec Tosok (Vietnam) Co., Ltd. (1)	Vietnam	42,584	Manufacturing of fans and components for automobiles
Nidec (Dong Guan) Corporation (2)	China	39,880	Manufacturing of small brushless DC motors for PC peripheral devices and office automation equipment
Nidec Electronics (Thailand) Co., Ltd. Rojana Factory (1)	Thailand	38,600	Manufacturing of spindle motors for hard disk drives
Brilliant Technology (Suzhou) Co., Ltd. (1)	China	37,124	Precision machining, die casting and electric coating of base plate for hard disk drives
Nidec Subic Philippines Corporation (2)	Philippines	35,786	Manufacturing of spindle motors for hard disk drives
Nidec Motors & Actuators (Germany) GmbH (1)	Germany	31,120	Manufacturing of motors for automotive and industrial applications
Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory (1)	Thailand	29,700	Manufacturing of spindle motors for hard disk drives
Nidec (Zhejiang) Corporation	China	29,000	Manufacturing of spindle motors for hard disk drives and assembling motors and accessories
Nidec Copal (Zhejiang) Co.,Ltd . (2)	China	28,698	Manufacturing of components and lens cones for digital still cameras and mini-laboratory systems
Nidec Copal Electronics (Zhejiang) Co., Ltd.	China	26,000	Manufacturing of actuator
Nidec Vietnam Corporation (2)	China	21,740	Manufacturing of fan motor
Nidec Sankyo (Fuzhou) Co.,Ltd. (2)	China	20,540	Manufacturing of optical pickup units
Nidec Precision (Thailand) Co., Ltd. (1)	Thailand	19,560	Manufacturing of components for hard disk drive spindle motors
Nidec Copal (Thailand) Corporation (1)	Thailand	18,506	Manufacturing of camera components and micro motors
Nidec-Shimpo (Zhejiang) Co., Ltd.	China	17,910	Manufacturing of power transmission drives
Brilliant Manufacturing Limited (4)	Singapore	17,866	Precision machining of base plate for hard disk drives
Nidec Sankyo (H.K.) Co., Limited Shanghan Electric Plant (4)	China	16,000	Manufacturing of DC motors
Nidec System Engineering (Zhejiang) Corporation	China	14,690	Manufacturing of factory automation equipment
Nidec Pigeon (H.K.) Co., Ltd. (4)	Hong Kong	14,254	Manufacturing and sales of Mechanism for audio
Nidec Automobile Motor (Zhejiang) Corporation (4)	China	13,745	Manufacturing of motor for automobiles

Index to Consolidated Financial Statements and Information.

Facility name	Location	Floor space (square meters)	Principal products and function

Nidec Power Motor (Zhejiang) Co., Ltd. (2)	China	13,500	Manufacturing of industrial mid-size motors
Nidec Nissin (Dalian) Corporation (4)	China	13,391	Manufacturing of engineering plastic dies and moldings
Nidec Sankyo (Zhejiang) Corporation (4)	China	13,383	Manufacturing of motor-driven actuator unit
Nidec Copal Philippines Corporation (2)	Philippines	13,219	Manufacturing of precision mini-motors, press stamping parts, molding parts, surface treatment processing parts
Nidec Sankyo Electronics (Shaoguan) Co., Ltd.	China	13,132	Manufacturing of motor-driven actuator units
Nidec Sankyo Singapore Pte. Ltd. (4)	Singapore	13,046	Manufacturing of stepping motors and motor-driven actuator units

Notes:

(1) We own both the property and the facilities.

(2) We lease the property and own the facilities.

(3) Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.

(4) We lease both the property and the facilities.

In addition to the above facilities, we have a number of other smaller factories located worldwide. In Japan, we also have sales and service offices which are located primarily in Tokyo, Machida, Osaka, Nagoya, Fukuoka, Zama and Hiroshima.

As of March 31, 2007, the aggregate book value of the land and buildings we owned was ¥92.8 billion, and the aggregate book value of machinery and equipment we owned was ¥ 100.7 billion. We lease other equipment that we use in our operations.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2007 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

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

Overview

Market Environment for Hard Disk Drive Spindle Motors

Sales of hard disk drive spindle motors, mainly to major hard disk drive manufacturers account for the most significant portion of our sales, and constituted 31.5% of our total sales for the year ended March 31, 2007.

According to Techno Systems Research Co., Ltd. (TSR), a Japanese research institute specializing in technological industries, 82.9% of hard disk drives were used for PCs and the rest were used for non-PC products such as game consoles, DVD recorders and portable audio units for the calendar year ended December 31, 2006.

Reflecting the recent rapid worldwide expansion in demand for digital devices, such as PCs, hard disk drives (HDD) recorders, digital audio players, car navigation systems and game machines demand for HDDs has increased dramatically. According to TSR, world-wide HDD shipments increased by around 20% in calendar year 2006 compared to calendar year 2005, although the average sales price of HDDs declined by approximately 7%. Our average sales price of hard disk drive spindle motors fell by approximately 1% in Japanese Yen terms and fell by approximately 4% in US Dollar terms during the year ended March 31, 2007 due to the depreciation of the Japanese Yen against the US Dollar. During the year ended March 31, 2007, our shipments of hard disk drive spindle motors increased by 22% and our sales increased by 20%. Reasons for this included a decline in sales volume and sales prices of 1.8 inch and smaller micro drives, together with a reduction in the sales prices of 3.5-inch hard drives of approximately 6% on a dollar basis.

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

Market Environment for Other Small Precision Brushless DC Motors

Most of our revenues from sales of other DC motors, which accounted for 11.8% of our total net sales for the year ended March 31, 2007, are derived from the sales to manufacturers of CD-ROM, COMBO (CD-R/W drive combined with DVD-ROM drive) drives and writable DVD drives.

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

Market Environment for brushless DC Fans

We sell our brushless DC fans, which accounted for 6.1% of our total net sales for the year ended March 31, 2007, to various manufacturers of computers, computer peripheral, game consoles, photocopy machines, projectors and household appliances such as refrigerators. We also sell brushless DC fans, which are used to cool automobile seats.

Sales of brushless DC fans are primarily affected by the general market demand for the products that incorporate them. For several years prior to calendar year 2003, the demand for brushless DC fans used for game consoles increased substantially. However, during the last three fiscal years ended March 31, 2004 to 2006, such demand dropped substantially, mainly due to a peak in the global demand for game machines, which had a negative effect on the market for brushless DC fans. Despite significant decreases in sales of brushless DC fans, we have seen strong demand for fans directed to the high-end segments of the PC, server, and MPU cooler markets. Demand for our brushless DC fans is also increasing in the market for household electric appliances, as represented by microwave ovens, warm water toilet seats and refrigerators. In addition, sales of  our brushless DC fans for use in next generation game consoles increased this fiscal year ended March 31, 2007.

Market Environment for Mid-size Motors

We sell mid-size motors, which accounted for approximately 9.1% of our total net sales for the year ended March 31, 2007, to home electric appliance, industrial machine and automobile power steering system manufacturers.

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

Index to Consolidated Financial Statements and Information.

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

Net sales in the mid-size motor business increased approximately ¥19,600 million (52%) to ¥57,389 million. Sales growth at Nidec Motors & Actuators,which we acquired during the fiscal year ended March 31, 2007 accounted for approximately ¥9,100 million of this growth. In addition, sales of motors for power steering units increased approximately ¥2,900 million. Sales of motors for home appliances and others increased by more than 20%. This segment suffered a loss in the previous fiscal year, as weak net sales and increased prices for steel, copper, and aluminum hurt profit margins. This fiscal year, growth in sales, sales price corrections, and the reduction of costs at overseas manufacturing facilities allowed the segment to move back into profitability and record on operating income of ¥600 million. Operating incomes of Nidec Motors & Actuators had minimal influence .

Market Environment for Machinery

Sales of our machinery, which accounted for approximately 13.2% of our total net sales for the year ended March 31, 2007, include sales of industrial robots, card readers, high-speed pressing machines and die bonders. In the first half of the fiscal year ended March 31, 2007, due to capital investment-related demand including demand for Nidec Sankyo’s LCD-related robots and card readers, net sales were up approximately 29% in comparison to the first half of the previous fiscal year. This contributed to growth in revenues, but a sharp decline in demand for LCD-related robots caused sales to stay flat in the second half in comparison to the same period of the previous year. However, sales of Nidec Copal, Nidec-Read, Nidec-Shimpo and Nidec-Kyori increased by over 20% in comparison to the same period of the previous fiscal year. Operating income for the fiscal year grew approximately ¥4,500 million (40%) to ¥15,583 million. We expect the demand for liquid crystal substrate handling robots and the increase in sales of card readers to increase further because demand for flat panel TVs which use liquid crystal substrates is rapidly increasing world-wide and demand for card readers are increasing significantly in Brazil, Russia, India and China.

Market Environment for Electronic and Optical Components

We sell electronic and optical components, which accounted for approximately 23.0% of our total net sales for the year ended March 31, 2007, to digital camera and optical disk drive manufacturers.

Growth of approximately ¥13,100 million, or 65%, in sales of Nidec Copal’s electronic and optical components, including camera shutters and plastic lens units for digital cameras and mobile telephones, played a particularly large role in the increase in sales in this business. Sales of Nidec Copal Electronics’ electronics components also expanded, rising by ¥4,300 million, or 21%. The increase of Nidec Copal Electronics includes that attributable to our acquisition of Fujisoku Corporation. Sales of Nidec Sankyo decreased by approximately 40%. This was mainly due that Nidec Sankyo turned in strong sales of unit products for home electronics and appliances, but did not achieve adequate sales growth in new optical pick-up units and lens actuator products. As a result, operating income in this business declined by approximately ¥1,700 million, to ¥8,060 million. This decline in income was due to higher costs related to the launch of new Nidec Sankyo products, including optical pick-up units and plastic-mold products for electronic equipment, as well as the acquisition and development of new technology needed to enter new markets, together with slow growth in sales.

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

On November 8, 2006, we acquired a 98.9% share in Fujisoku Corporation (“FSKC”). FSKC manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments.

On December 27, 2006, we acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, we have included it and seven additional companies (“NMA group”) in its scope of consolidation as our wholly owned subsidiaries,. NMA group manufactures motors and actuators for automobiles such as air flow system, body closure system, occupant positioning systems and brake systems.

On February 23, 2007, we acquired a 87.1% share in Brilliant Manufacturing Limited (“BML”). BML is engaged in manufacturing and sales of base plate die-casting and top cover used in hard disk drives. By acquiring BML, we increased its manufacturing capability in Asia and consequently.

On April 27, 2007, we acquired a 51.8% share in Japan Servo Co., Ltd. (“Japan Servo”). Japan Servo has long been engaged in the manufacture and sale of small motors and motor applied products.

Index to Consolidated Financial Statements and Information.

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

Trends for the Year Ending March 31, 2008

We believe that we face multiple factors of uncertainty surrounding our businesses for the fiscal year ending March 31, 2008. Although a large number of Japanese corporations, including in the industries in which we operate, reported high operating profits for the fiscal year ended March 31, 2007, mainly due to strong demand from Asian countries, especially from China, it remains unclear how the Chinese economy will respond to exchange fluctuations and whether such strong demand will last.

Further, there is a concern that political instability, including the situation concerning North Korean situation, may give rise to adverse effects on corporate activities. In addition, our business will be significantly affected depending on whether the recent divergence between product prices and raw material prices will be corrected or expand.

Under such changing circumstances, it is rather difficult to accurately forecast demand, but our group will continuously seek to pursue the growth of businesses in both motors and related applications. We expect that the machinery segment and electronics and optical components segment of the group companies will gradually improve for the year ended March 31, 2008 and continue to grow in accordance with overall economic recoveries in their respective markets.

The foregoing statements regarding the year ending March 31, 2008 are forward-looking statements based on our assumptions and beliefs as to economic and market conditions. Our performance under those conditions and other factors are subject to the qualifications set forth in the “Special Note Regarding Forward-looking Statements” under Item 3.D of this annual report. Our actual results of operations could vary significantly from those described above, as a result of factors such as:

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years in the period ended March 31, 2007.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Net sales	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901
Operating expenses:
Cost of products sold	370,938	413,012	486,627	4,122,211
Selling, general and administrative expenses	35,340	41,188	46,276	392,004
Research and development expenses	25,918	29,232	32,755	277,467

	432,196	483,432	565,658	4,791,682
Operating income	53,665	53,426	64,009	542,219
Other income (expense):
Interest and dividend income	929	1,664	2,565	21,728
Interest expense	(871)	(1,362)	(2,022)	(17,128)
Foreign exchange gain, net	2,377	7,866	1,757	14,883
(Loss) gain on derivative instruments, net	(175)	75	(11)	(93)
Gain from marketable securities, net	1,586	3,869	943	7,988
Other, net	(221)	(1,160)	(1,646)	(13,943)

	3,625	10,952	1,586	13,435
Income before provision for income taxes	57,290	64,378	65,595	555,654
Provision for income taxes	(12,847)	(15,213)	(17,460)	(147,904)

Income before minority interest and equity in earnings of affiliated companies	44,443	49,165	48,135	407,750
Minority interest in income of consolidated subsidiaries	10,954	8,170	8,130	68,869
Equity in net losses of affiliated companies	34	46	73	618

Net income	¥ 33,455	¥ 40,949	¥ 39,932	$ 338,263

Index to Consolidated Financial Statements and Information.

Results of Operations – Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Net Sales

	Yen in millions
	2006	2007	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 164,575	¥ 198,196	¥ 33,621	20.4%
Other small precision brushless DC motors	66,463	74,445	7,982	12.0
Small precision brush DC motors	7,849	6,684	(1,165)	(14.8)
Brushless DC fans	34,872	38,656	3,784	10.9

Sub-total	273,759	317,981	44,222	16.2
Mid-size motors	37,767	57,389	19,622	52.0
Machinery	73,243	82,944	9,701	13.2
Electronic and optical components	128,791	144,651	15,860	12.3
Others	23,298	26,702	3,404	14.6

Consolidated total	¥ 536,858	¥ 629,667	¥ 92,809	17.3%

Details are described by segment below.

Net sales of our hard disk drive spindle motors increased ¥33,621million, or 20.4%, from ¥164,575 million for the year ended March 31, 2006 to ¥198,196 million for the year ended March 31, 2007. Sales volume of hard disk drive spindle motors increased by 21.9% compared to the same period of the previous fiscal year. This increase was primary due to an increase in net sales of 2.5-inch motors and 3.5-inch motors, reflecting strong demand in the information technology industry and consumer electronics.

Net sales of hard disk drive spindle motors accounted for 30.7% of total net sales for the year ended March 31, 2006 and 31.5% of total net sales for the year ended March 31, 2007.

Net sales of our other small precision brushless DC motors increased ¥7,982 million, or 12.0%, from ¥66,463 million for the year ended March 31, 2006 to ¥74,445 million for the year ended March 31, 2007. This increase was primarily due to an increase in sales of brushless DC motors for optical disk drives, office equipment and home appliance.

Net sales of our other small precision brushless DC motors accounted for 12.4% of total net sales for the year ended March 31, 2006 and 11.8% of total net sales for the year ended March 31, 2007.

Net sales of our brushless DC fans increased ¥3,784 million, or 10.9%, from ¥34,872 million for the year ended March 31, 2006 to ¥38,656 million for the year ended March 31, 2007.

Net sales of our brushless DC fans accounted for 6.5% of total net sales for the year ended March 31, 2006 and 6.1% of total net sales for the year ended March 31, 2007.

Net sales of our mid-size motors increased ¥19,622 million, or 52.0%, from ¥37,767 million for the year ended March 31, 2006 to ¥57,389 million for the year ended March 31, 2007. This increase was primarily due to an increase in net sales of motors for automobiles and for home appliances such as air conditioners. The increase of motors for automobiles includes the net sales of Nidec Motors & Actuators, which we acquired during for the year ended March 31, 2007, of ¥9,082 million.

Index to Consolidated Financial Statements and Information.

Net sales of our mid-size motors accounted for 7.0% of our total net sales for the year ended March 31, 2006 and 9.1% of total net sales for the year ended March 31, 2007.

Net sales of our machinery increased ¥9,701 million, or 13.2%, from ¥73,243 million for the year ended March 31, 2006 to ¥82,944 million for the year ended March 31, 2007. This increase was primarily due to an increase in net sales of power transmission drives, card readers and high-speed pressing machines, reflecting the effect of new products and strong demand from increased capital investment by our customers.

Net sales of our machinery accounted for 13.6% of our total net sales for the year ended March 31, 2006 and 13.2% of total net sales for the year ended March 31, 2007.

Net sales of our electronic and optical components increased ¥15,860 million, or 12.3%, from ¥128,791 million for the year ended March 31, 2006 to ¥144,651 million for the year ended March 31, 2007. This increase was primary due to an increase in net sales of optical component such as shutters and lens units for digital cameras and mobile phones, offsetting a decrease in the net sales of optical pickup units. Net sales of electronic circuit also increased, including the net sales of Fujisoku Corporation which we acquired activities for the year ended March 31, 2007.

Net sales of our electronic and optical components accounted for 24.0% of our total net sales for the year ended March 31, 2006 and 23.0% of total net sales for the year ended March 31, 2007.

Net sales of our other products increased ¥3,404 million, or 14.6%, from ¥23,298 million for the year ended March 31, 2006 to ¥26,702 million for the year ended March 31, 2007. This increase was primarily due to an increase in net sales of pivot assemblies.

Cost of Products Sold

Our cost of products sold increased ¥73,615 million, or 17.8%, from ¥413,012 million for the year ended March 31, 2006 to ¥486,627 million for the year ended March 31, 2007 due primarily to increased sales. As a percentage of net sales, cost of sales increased from 76.9% for the year ended March 31, 2006 to 77.3% for the year ended March 31, 2007.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥5,088 million, or 12.4%, from ¥41,188 million for the year ended March 31, 2006 to ¥46,276 million for the year ended March 31, 2007. This increase was due to increases in salaries, bonus and loss on fixed assets, which more than off set decreases in loss on bad debts for the year ended March 31, 2006, when there was the insolvency of AgfaPhoto GmbH. As a percentage of net sales, selling, general and administrative expenses decreased from 7.7% for the year ended March 31, 2006 to 7.3% for the year ended March 31, 2007.

Research and Development Expenses

Our research and development expenses increased ¥3,523 million, or 12.1%, from ¥29,232 million for the year ended March 31, 2006 to ¥32,755 million for the year ended March 31, 2007. This was primarily due to an increase in expenses for our research and development related mid-sized motors, mainly used for automobile steering systems, and hard disk spindle motors. As a percentage of net sales, research and development expenses decreased from 5.4% for the year ended March 31, 2006 to 5.2% for the year ended Mach 31, 2007.

Operating Income

As a result of the foregoing factors, our operating income increased ¥10,583 million, or 19.8%, from ¥53,426 million for the year ended March 31, 2006 to ¥64,009 million for the year ended March 31, 2007. As a percentage of net sales, operating income increased from 10.0% for the year ended March 31, 2006 to 10.2% for the year ended March 31, 2007.

Index to Consolidated Financial Statements and Information.

Other Income (Expenses)

Other income decreased ¥9,366 million, or 85.5%, from ¥10,952 million for the year ended March 31, 2006 to ¥1,586 million for the year ended March 31, 2007.

Interest and dividend income increased ¥901 million from ¥1,664 million for the year ended March 31, 2006 to ¥2,565 million for the year ended March 31, 2007. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits and increases of interest rates.

Interest expense increased ¥660 million from ¥1,362 million for the year ended March 31, 2006 to ¥2,022 million for the year ended March 31, 2007. This was primarily due to an increase of our borrowings for M&A transactions, additional investment in subsidiaries and increased interest rates.

A gain from marketable securities, net decreased ¥2,926 million from ¥3,869 million for the year ended March 31, 2006 to ¥943 million for the year ended March 31, 2007. This decrease was mainly due to decrease in gain on the sales of marketable securities as compared with the year ended March 31, 2006. This decrease primarily relates to the gain of ¥1,123 million based on the business combination of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., during fiscal year ended March 31, 2006. we recognized this gain in accordance with the Emerging Issues Task Force 91-5 (“EITF 91-5”). On the other hand, there was no such case during fiscal year ended March 31, 2007.

Foreign exchange gain decreased ¥6,109 million from ¥7,866 million for year ended March 31, 2006 to ¥1,757 million for the year ended March 31, 2007. This was principally due to depreciation in the value of the yen against relevant foreign currencies compared to the same period of the previous fiscal year. The exchange rate of the yen against the U.S. dollar as March 31, 2005, 2006 and 2007 was ¥107.39, ¥117.47 and ¥118.05, respectively.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥1,217 million, or 1.9%, from ¥64,378 million for the year ended March 31, 2006 to ¥65,595 million for the year ended March 31, 2007.

Provision for Income Taxes

Our provision for income taxes increased ¥2,247 million, or 14.8%, from ¥15,213 million for the year ended March 31, 2006 to ¥17,460 million for the year ended March 31, 2007.

The effective income tax rate for the year ended March 31, 2007 was higher compared to the effective income tax rate for the year ended March 31, 2006.

This was mainly due to the effect of additional tax expenses based on transfer price taxation of ¥2,850 million.

Minority Interest in Income of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries decreased ¥40 million, or 0.5%, from ¥8,170 million for the year ended March 31, 2006 to ¥8,130 million for the year ended March 31, 2007. Minority interest of group companies such as Nidec Sankyo Corporation and certain of its subsidiaries decreased ¥852 million due primarily to a decrease in their profitability, which more than offset an increase in minority interest in income of other companies such as Nidec Copal Corporation and certain of its subsidiaries of ¥812million. As a result, minority interest in income of consolidated subsidiaries decreased slightly.

Equity in Net Losses of Affiliated Companies

Equity in net losses of our affiliated companies increased ¥27 million, or 58.7%, from ¥46 million for the year ended March 31, 2006 to ¥73 million for the year ended March 31, 2007.

Index to Consolidated Financial Statements and Information.

Net Income

As a result of the foregoing, our net income decreased ¥1,017 million, or 2.5%, from ¥40,949 million for the year ended March 31, 2006 to ¥39,932 million for the year ended March 31, 2007.

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

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation. For the information required by SFAS No. 131, see Note 25 to our consolidated financial statements included in this annual report.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Thus, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the years ended March 31, 2005, 2006 and 2007. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the years ended March 31, 2005, 2006 and 2007:

	Year ended March 31
	2005	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 56,602	¥ 68,613	¥89,466	$ 757,865
Intersegment revenues	73,749	99,607	91,130	771,961

Sub total	130,351	168,220	180,596	1,529,826
Nidec Electronics (Thailand)
External revenues	36,891	47,745	67,754	573,943
Intersegment revenues	21,240	29,732	21,486	182,008

Sub total	58,131	77,477	89,240	755,951
Nidec (Zhejiang)
External revenues	¥ 13,037	¥ 14,995	¥ 14,802	$ 125,388
Intersegment revenues	1,052	4,377	5,371	45,498

Sub total	14,089	19,372	20,173	170,886

Index to Consolidated Financial Statements and Information.

	Year ended March 31
	2005	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Nidec (Dalian)
External revenues	754	3,044	3,637	30,809
Intersegment revenues	38,678	45,629	46,828	396,679

Sub total	39,432	48,673	50,465	427,488
Nidec Singapore
External revenues	45,442	62,009	49,877	422,507
Intersegment revenues	1,363	1,179	347	2,939

Sub total	46,805	63,188	50,224	425,446
Nidec (H.K.)
External revenues	17,114	24,600	34,738	294,265
Intersegment revenues	2,003	2,702	4,344	36,798

Sub total	19,117	27,302	39,082	331,063
Nidec Philippines
External revenues	1,094	1,186	5,382	45,591
Intersegment revenues	21,131	31,121	42,845	362,939

Sub total	22,225	32,307	48,227	408,530
Nidec Sankyo
External revenues	68,880	70,195	64,907	549,826
Intersegment revenues	19,313	17,977	13,109	111,046

Sub total	88,193	88,172	78,016	660,872
Nidec Copal
External revenues	54,067	46,408	63,008	533,740
Intersegment revenues	9,351	8,977	8,460	71,665

Sub total	63,418	55,385	71,468	605,405
Nidec Tosok
External revenues	23,992	22,081	22,310	188,988
Intersegment revenues	657	407	357	3,024

Sub total	24,649	22,488	22,667	192,012
Nidec Copal Electronics
External revenues	20,653	19,151	19,849	168,141
Intersegment revenues	2,355	2,642	3,133	26,540

Sub total	23,008	21,793	22,982	194,681
Nidec Shibaura
External revenues	14,449	13,502	16,146	136,773
Intersegment revenues	9,348	2,702	3,439	29,132

Sub total	23,797	16,204	19,585	165,905
Nidec-Shimpo
External revenues	10,317	9,619	10,748	91,046
Intersegment revenues	2,326	1,514	2,448	20,737

Sub total	12,643	11,133	13,196	111,783
Nidec Nissin
External revenues	12,641	12,022	10,895	92,291
Intersegment revenues	1,041	907	762	6,455

Sub total	13,682	12,929	11,657	98,746

Index to Consolidated Financial Statements and Information.

	Year ended March 31
	2005	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
All Others
External revenues	109,700	120,041	148,417	1,257,239
Intersegment revenues	166,350	182,093	203,616	1,724,828

Sub total	276,050	302,134	352,033	2,982,067
Total
External revenues	485,633	535,211	621,936	5,268,412
Intersegment revenues	369,957	431,566	447,675	3,792,249

Adjustments(*)	228	1,647	7,731	65,489
Intersegment elimination	(369,957)	(431,566)	(447,675)	(3,792,249)

Consolidated total (net sales)	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901

(*) See Note 25 to the consolidated financial statements included in this annual report.

	Year ended March 31
	2005	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 2,351	¥ 8,852	¥ 11,241	$ 95,222
Nidec Electronics (Thailand)	8,649	11,335	10,822	91,673
Nidec (Zhejiang)	107	108	275	2,330
Nidec (Dalian)	2,436	3,718	4,560	38,628
Nidec Singapore	1,935	1,205	1,545	13,088
Nidec (H.K.)	362	347	386	3,270
Nidec Philippines	(379)	1,059	4,407	37,332
Nidec Sankyo	7,624	9,050	7,109	60,220
Nidec Copal	3,195	2,524	4,056	34,358
Nidec Tosok	1,053	435	1,430	12,114
Nidec Copal Electronics	3,583	2,949	2,688	22,770
Nidec Shibaura	1,356	(274)	136	1,152
Nidec-Shimpo	1,397	498	1,412	11,961
Nidec Nissin	946	683	545	4,617
All Others	13,252	12,179	12,310	104,276

Total	47,867	54,668	62,922	533,011

Adjustments (*)	5,798	(1,242)	1,087	9,208

Consolidated total	¥ 53,665	¥ 53,426	¥ 64,009	$ 542,219

(*) See Note 25 to the consolidated financial statements included in this annual report.

Net sales of Nidec increased ¥12,376 million, or 7.4%, from ¥168,220 million for the year ended March 31, 2006 to ¥180,596 million for the year ended March 31, 2007. External revenues of Nidec increased ¥20,853 million, or 30.4%, from ¥68,613 million for the year ended March 31, 2006 to ¥89,466 million for the year ended March 31, 2007. This increase resulted primarily from an increase in net sales in our core business, hard disk drive spindle motors, reflecting continued strong demand in the information technology and consumer electronics industries. The increase also resulted from an increase in sales of hard disk drive spindle motors as a result of a transfer of a large customer from Singapore to China in the current fiscal year, sales to which were previously made through Nidec Singapore Pte. Ltd. but are now made through direct transactions with Nidec Corporation.

Index to Consolidated Financial Statements and Information.

Intersegment revenues of Nidec decreased ¥8,477 million, or 8.5%, from ¥99,607 million for the year ended March 31, 2006 to ¥91,130 million for the year ended March 31, 2007. This decrease resulted primarily from a decrease in sales of hard disk drive spindle motors to the large customer mentioned above through Nidec Singapore Pte. Ltd.  Operating profit of Nidec increased ¥2,389 million, or 27.0%, from ¥8,852 million for the year ended March 31, 2006 to ¥11,241 million for the year ended March 31, 2007. This increase was due primarily to the increase in net sales of hard disk drive spindle motors and an increase in royalty and commission fees from subsidiary companies.

Net sales of Nidec increased ¥37,869 million, or 29.1%, from ¥130,351 million for the year ended March 31, 2005 to ¥168,220 million for the year ended March 31, 2006. External revenues of Nidec increased ¥12,011 million, or 21.2%, from ¥56,602 million for the year ended March 31, 2005 to ¥68,613 million for the year ended March 31, 2006. This increase resulted primarily from an increase in net sales in our core business, hard disk drive spindle motors, reflecting strong demand in the IT industry and consumer electronics. Intersegment revenues of Nidec increased ¥25,858 million, or 35.1%, from ¥73,749 million for the year ended March 31, 2005 to ¥99,607 million for the year ended March 31, 2006. This increase resulted primarily from an increase in sales of hard disk drives spindle motors to one of our main customers through Nidec Singapore Pte. Ltd. Operating profit of Nidec increased ¥6,501 million, or 276.5%, from ¥2,351 million for the year ended March 31, 2005 to ¥8,852 million for the year ended March 31, 2006. This increase was due primarily to an increase in commission income from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥11,763 million, or 15.2%, from ¥77,477 million for the year ended March 31, 2006 to ¥89,240 million for the year ended March 31, 2007 due primarily to an increase in sales of hard disk drive spindle motors to main customers. Operating profit decreased ¥513 million, or 4.5%, from ¥11,335 million for the year ended March 31, 2006 to ¥10,822 million for the year ended March 31, 2007. This decrease resulted primarily from a delay in cost efficiency improvements in production relative to declines in sales prices.

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

Net sales of Nidec (Zhejiang) Corporation increased ¥801 million, or 4.1%, from ¥19,372 million for the year ended March 31, 2006 to ¥20,173 million for the year ended March 31, 2007. This increase resulted from increased sales of hard disk drive spindle motors, reflecting strong demand. Operating profit increased ¥167 million, or 154.6%, from ¥108 million for the year ended March 31, 2006 to ¥275 million for the year ended March 31, 2007. The increase in operating profit was resulted primarily from a shift to more efficient mass production of our hard disk drive spindle motors.

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

Net sales of Nidec (Dalian) Limited increased ¥1,792 million, or 3.7%, from ¥48,673 million for the year ended March 31, 2006 to ¥50,465 million for the year ended March 31, 2007. This increase was due primarily to an increase in customer demand for other small precision brushless DC motors used in DVD drives. Operating profit increased ¥842 million, or 22.6% from ¥3,718 million for the year ended March 31, 2006 to ¥4,560 million for the year ended March 31, 2007. This increase was due primarily to improvements in production cost efficiency reflecting one more efficient mass production of our other small precision brushless DC motors and fans.

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

Net sales of Nidec Singapore Pte. Ltd. decreased ¥12,964 million, or 20.5%, from ¥63,188 million for the year ended March 31, 2006 to ¥50,224 million for the year ended March 31, 2007 resulting primarily from a decrease in sales of hard disk drive spindle motors to a large customer, which transferred from Singapore to China in the current fiscal year. However, operating profit of Nidec Singapore Pte. Ltd. increased ¥340 million, or 28.2%, from ¥1,205 million for the year ended March 31, 2006 to ¥1,545 million for the year ended March 31, 2007, due to an increase in sales of pivot assemblies with higher margins.

Net sales of Nidec Singapore Pte. Ltd. increased ¥16,383 million, or 35.0%, from ¥46,805 million for the year ended March 31, 2005 to ¥63,188 million for the year ended March 31, 2006 due primarily to an increase in sales of hard disk drives spindle motors to main customers. However, operating profit of Nidec Singapore Pte. Ltd. decreased ¥730 million, or 37.7%, from ¥1,935 million for the year ended March 31, 2005 to ¥1,205 million for the year ended March 31, 2006, due primarily to the continued decrease of sales with higher margins.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥11,780 million, or 43.1%, from ¥27,302 million for the year ended March 31, 2006 to ¥39,082 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales of hard disk drive spindle motors and other small precision brushless DC motors to a few customers. Operating profit of Nidec (H.K.) Co., Ltd. increased ¥39 million, or 11.2%, from ¥347 million for the year ended March 31, 2006 to ¥386 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales.

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

Net sales of Nidec Philippines Corporation increased ¥15,920 million, or 49.3%, from ¥32,307 million for the year ended March 31, 2006 to ¥48,227 million for the year ended March 31, 2007. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to our main customer in China and a few other main customers through Nidec Corporation.  Operating profit of Nidec Philippines Corporation increased ¥3,348 million, or 316.1%, from ¥1,059 million for the year ended March 31, 2006 to ¥4,407 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales of high-price and high-margin goods, namely 2.5 inches hard disk drive spindle motors, reflecting volume efficiency resulting primarily from the large increase in sales.

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

Net sales of Nidec Sankyo Corporation decreased ¥10,156 million, or 11.5%, from ¥88,172 million for the year ended March 31, 2006 to ¥78,016 million for the year ended March 31, 2007 due primarily to a decrease in sales of optical pickup units by withdrawal from low-margin products. Operating profit of Nidec Sankyo decreased ¥1,941million, or 21.4%, from ¥9,050 million for the year ended March 31, 2006 to ¥7,109 million for the year ended March 31, 2007. The major reason for this decrease was a decrease in sales of industrial robots and a drop in sales prices of stepping motors.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec Sankyo Corporation decreased ¥21 million from ¥88,193 million for the year ended March 31, 2005 to ¥88,172 million for the year ended March 31, 2006. Operating profit of Nidec Sankyo increased ¥1,426 million, or 18.7%, from ¥7,624 million for the year ended March 31, 2005 to ¥9,050 million for the year ended March 31, 2006. The major reason for this increase was improvements in production cost efficiency.

Net sales of Nidec Copal Corporation increased ¥16,083 million, or 29.0%, from ¥55,385 million for the year ended March 31, 2006 to ¥71,468 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales of shutters and lens units for digital cameras and mobile phones reflecting strong customer demand. Operating profit of Nidec Copal Corporation increased ¥1,532 million, or 60.7%, from ¥2,524 million for the year ended March 31, 2006 to ¥4,056 million for the year ended March 31, 2007 due primarily to the increase in sales of shutters and lens units for digital cameras and mobile phones.

Net sales of Nidec Copal Corporation decreased ¥8,033 million, or 12.7%, from ¥63,418 million for the year ended March 31, 2005 to ¥55,385 million for the year ended March 31, 2006. This was due primarily to a decrease in sales of shutters, optical units and lenses as a result of a delay in the launch of some new products. The decrease also partially resulted from the insolvency of AgfaPhoto GmbH, a purchaser of the company’s photo lab systems. Operating profit of Nidec Copal Corporation decreased ¥671 million, or 21.0%, from ¥3,195 million for the year ended March 31, 2005 to ¥2,524 million for the year ended March 31, 2006 due primarily to the decrease in sales of shutters, optical units and lenses.

Net sales of Nidec Tosok Corporation increased ¥179 million, or 0.8%, from ¥22,488 million for the year ended March 31, 2006 to ¥22,667 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales of semiconductor fabrication equipment due to increased customer investment in facilities in the semiconductor industry. Operating profit increased ¥995 million, or 228.7%, from ¥435 million for the year ended March 31, 2006 to ¥1,430 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales and cost efficiency improvements in production of semiconductor fabrication equipment.

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

Net sales of Nidec Copal Electronics Corporation increased ¥1,189 million, or 5.5%, from ¥21,793 million for the year ended March 31, 2006 to ¥22,982 million for the year ended March 31, 2007. This increase was primarily due to an increase in sales of trimmer potentiometers, switches and pressure sensors, reflecting increased demand in the information technology industry and the semiconductor fabrication equipment industry. However, operating profit decreased ¥261 million, or 8.9%, from ¥2,949 million for the year ended March 31, 2006 to ¥2,688 million for the year ended March 31, 2007. This increase resulted primarily from an increase in research and development expenses and increased personnel expenses.

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

Net sales of Nidec Shibaura Corporation increased ¥3,381 million, or 20.9%, from ¥16,204 million for the year ended March 31, 2006 to ¥19,585 million for the year ended March 31, 2007 due primarily to an increase in sales of mid-size motors for air conditioners. Nidec Shibaura Corporation had operating loss of ¥274 million for the year ended March 31, 2006 and operating profit of ¥136 million for the year ended March 31, 2007. This increase resulted primarily from increased royalty fees from its subsidiary companies as compared to the same period of the previous fiscal year.

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

Net sales of Nidec-Shimpo Corporation increased ¥2,063 million, or 18.5%, from ¥11,133 million for the year ended March 31, 2006 to ¥13,196 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales of power transmission equipment reflecting an increase in customer demand. Operating profit of Nidec-Shimpo Corporation increased ¥914 million, or 183.5%, from ¥498 million for the year ended March 31, 2006 to ¥1,412 million for the year ended March 31, 2007. This increase was due primarily to the increase in sales and cost reduction.

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

Net sales of Nidec Nissin Corporation decreased ¥1,272 million, or 9.8%, from ¥12,929 million for the year ended March 31, 2006 to ¥11,657 million for the year ended March 31, 2007. This decrease was primarily due to a delay in complying with requirements of customers, such as quality and delivery, and a decline of sales prices. Operating profit of Nidec Nissin Corporation decreased ¥138 million, or 20.2%, from ¥683 million for the year ended March 31, 2006 to ¥545 million for the year ended March 31, 2007 due to a decrease in sales of plastic lenses.

Net sales of Nidec Nissin Corporation decreased ¥753 million, or 5.5%, from ¥13,682 million for the year ended March 31, 2005 to ¥12,929 million for the year ended March 31, 2006. This decrease was primarily due to a decrease in sales of plastic lenses for mobile phones. Operating profit of Nidec Nissin Corporation decreased ¥263 million, or 27.8%, from ¥946 million for the year ended March 31, 2005 to ¥683 million for the year ended March 31, 2006 due to a decrease in sales of plastic lenses for mobile phones and an increase in research and development cost.

Within the All Others segment, net sales increased ¥49,899 million, or 16.5% from ¥302,134 million for the year ended March 31, 2006 to ¥352,033 million for the year ended March 31, 2007. This increase was primarily due to an expansion in sales of Nidec Copal (Thailand) Co., Ltd. and an increase in sales of our newly consolidated subsidiaries such as Nidec Motors & Actuators. However, operating profit slightly increased ¥131 million, or 1.1% from ¥12,179 million for the year ended March 31, 2006 to ¥12,310 million for the year ended March 31, 2007. This decrease was primarily due to small profit of Nidec Motors & Actuator and furthermore a decrease in profitability of Nidec Tosok (Vietnam) Co., Ltd. and Nidec Hi-Tech Motor (Thailand) Co., Ltd.

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

Accounting Changes

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB 108 in the year ended March 31, 2007. SAB108 did not have a material impact on our current process for assessing and quantifying financial statement misstatements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS 158 also requires that the measurement of plan assets and benefit obligations be as of the date of the employer’s statement of financial position, not up to three months earlier as had been permitted by Statements 87 and 106. The measurement date provision of SFAS 158 is effective for fiscal years ending after December 15, 2008. We adopted recognition and related disclosure provisions at the end of this fiscal year, as discussed in note No. 15 “Pension and severance plans”.

Recent Accounting Pronouncements to be adopted in future periods

In July 2006, the Financial Accounting Standards Board (the “FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the potential impact from adopting FIN 48 on our consolidated financial position, consolidated results of operations, or liquidity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact from adopting SFAS 157 on our consolidated financial position, results of operation or liquidity.

Index to Consolidated Financial Statements and Information.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of FASB Statement No. 115”. SFAS 159 enables entities to choose measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact from adopting SFAS 159 on our consolidated financial position, results of operation or liquidity.

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

Other-than-temporary Losses on Marketable Securities

We review the market value of our marketable securities at the end of each fiscal quarter. Our marketable securities consist of available-for-sale securities. Other-than-temporary losses on individual marketable securities are charged to income in the period as incurred. Losses on available-for-sale securities are classified as other-than-temporary based on the length of time and the extent to which the fair value has been less than the carrying amount. Our management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of underlying companies and prevailing market conditions in which these companies operate to determine if our investment in each of these companies is impaired and whether the impairment is other-than-temporary.

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

As of March 31, 2007, the estimated fair value of our marketable securities was ¥20,118 million. We recorded gain on marketable securities in the amount of ¥943 million for the years ended March 31, 2007.

Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2007, sales to our six largest customers represented approximately 37% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2007, six customers represented ¥49,097 million, or 33%, of our gross accounts receivable. In addition, during economic downturns, certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥1,270 million as of March 31, 2007. Our trade notes and accounts receivable balance was ¥164,332 million, net of allowance for doubtful accounts, as of March 31, 2007.

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2007 we had deferred tax assets in the amount of ¥19,417 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥4,279 million as of March 31, 2007, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Index to Consolidated Financial Statements and Information.

Impairment of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment, comprised approximately 31% of our total assets as of March 31, 2007. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we have reviewed the respective assets for impairment. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

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

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥67,780 million as of March 31, 2007.

Index to Consolidated Financial Statements and Information.

Pension Plans

We account for our defined benefit pension plans based on actuarial valuations. For periodic pension calculation, we are required to assume some components, which include expected return on plan assets, discount rate, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments (rated AA by a recognized rating agency) for which the timing and amount of cash inflows approximates the estimated outflows of the defined benefit plan. We assume a rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have an impact on our net periodic pension cost.

The following table shows the sensitivity to a change in discount rates and the expected rate of return on plan assets, holding all other assumptions constant.

	Yen in millions
	Effect on pre-tax income	Effect on PBO
	For the year ended March 31, 2008	As of March 31, 2007
Discount rates
0.5% decrease	¥ (41)	¥ 1,563
0.5% increase	29	(1,375)
Expected rate of return on plan assets
0.5% decrease	¥ (36)
0.5% increase	36

Index to Consolidated Financial Statements and Information.

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

• payments of dividends to our shareholders; and

• taxes.

We fund our growth primarily with funds generated from operations, proceeds from issuances of new shares, unsecured bonds, including convertible bonds, and borrowings from banks. We believe that these funding sources, as well as future sources of external funding, will be sufficient to meet our capital requirements for the current fiscal year. The uses of funds raised are capital expenditures, investment in and financing of affiliated companies and repayment of borrowings from banks. We intend to implement additional funding programs as the need arises to further strengthen our capital base, and thus enhance the balance between borrowings and equity capital. Part of the funds raised are reserved and utilized for potential mergers and acquisitions.

We actively seek to implement group financing strategies within the Nidec Group in order to improve our cash efficiencies on a consolidated basis and reduce capital costs. We prepared a “Cash management system” during the fiscal year ended March 31, 2006 and introduced it in April 2006. Our subsidiaries actively repay loans with higher interest rates from banks and we extend loans with lower interest rates to these subsidiaries. We work to reduce finance costs on a consolidated basis by thoroughly reviewing and managing the group’s financing costs and allocating surplus cash effectively within the group through balancing cash flows and investment activities including mergers and acquisitions.

Total assets increased ¥96,653 million from ¥565,970 million to ¥662,623 million for the year ended March 31, 2007. Property, plant and equipment increased ¥31,014 million due primarily to newly consolidated subsidiaries, such as Nidec Motors & Actuators, Brilliant Manufacturing Litmited and certain other consolidated subsidiaries, and additional machinery and equipment acquired to meet increased production in overseas companies. Trade accounts receivable and inventories increased ¥19,016 million and ¥3,834 million, respectively, due to the newly consolidated subsidiaries and an increase in sales. Cash and cash equivalents decreased ¥3,295 million, as mentioned under “Cash Flows” below.

Total liabilities increased ¥51,821 million from ¥239,333 million to ¥291,154 million for the year ended March 31, 2007. This was mainly due to increases of short-term borrowings of ¥35,227 million to finance M&A activities in the year ended March 31, 2007 and trade notes and accounts payable of ¥8,612 million.

Working capital, defined as current assets less current liabilities, decreased ¥22,124 million from ¥125,417 million to ¥103,293 million as of March 31, 2007 as compared to March 31, 2006. This was due primarily to the increases in short-term borrowings for the M&A activities.

Our receivable turnover ratio is calculated by dividing net sales for the fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio was 3.8 for the year ended March 31, 2007, which was almost same as the ratio for the year ended March 31, 2006. The inventory turnover ratio is calculated by dividing cost of products sold for the year ended March 31 by the year-end inventory balance. Our inventory turnover ratio was 7.6 for the year ended March 31, 2007, compared to 6.8 for the year ended March 31, 2006. We have been trying to reduce production levels to enable us to reduce our excess inventory levels and avoid write-offs.

Index to Consolidated Financial Statements and Information.

Total shareholder’s equity increased ¥41,357 million from ¥263,659 million for the year ended March 31, 2006 to ¥305,016 million for the year ended March 31, 2007. This increase was mainly due to an increase in retained earnings of ¥34,146 million and foreign currency translation adjustments of ¥6,949 million. The increase in foreign currency translation adjustments was due to the depreciation of the yen to the Thai baht. The ratio of stockholders’ equity to total assets decreased 0.6% from 46.6% as of March 31, 2006 to 46.0% as of March 31, 2007.

Cash Flows

Net cash provided by operating activities increased ¥8,791 million from ¥55,932 million for the year ended March 31, 2006 to ¥64,723 million for the year ended March 31, 2007.

Cash flow from changes in operating assets and liabilities was improved by ¥1,177 million compared to previous fiscal year due primarily to positive impact from decrease in inventories in this fiscal year ended March 31, 2007, while large increase in inventories in the previous fiscal year.

In addition, cash flow from the adjustments to reconcile net income to net cash provided by operating activities was improved by ¥11,594 million due mainly to;

•

¥4,605 million of positive impact from foreign currency adjustments compared to previous fiscal year;

•

¥2,926 million of positive impact from decrease in gain from marketable securities, net compared to previous fiscal year; and

•

¥3,712 million of positive impact from increase in depreciation compared to previous fiscal year.

Net cash provided by operating activities increased ¥11,599 million from ¥44,333 million for the year ended March 31, 2005 to ¥55,932 million for the year ended March 31, 2006. This was mainly due to an increase in net income of ¥7,494 million. Accrual for pension and severance costs, net payment increased ¥6,428 million, due to the absence of a transfer to the Japanese Government of Substitutional Portion of Employee Pension Fund Liabilities, which occurred the previous fiscal year. In addition, changes in operating assets and liabilities increased ¥3,597 million mainly due primarily to an increase in notes and accounts receivable, inventories, notes and accounts payable as compared to the prior year. On the other hand, the total non-cash income statement items decreased ¥6,579 due to decreases in foreign currency adjustments, minority interest in income of consolidated subsidiaries, gain from sales of marketable securities and loss on disposal of property and equipment of ¥3,485 million, ¥2,784 million, ¥2,251 million and ¥1,356 million, respectively, while depreciation increased ¥4,757 million.

Net cash used in investing activities increased ¥34,960 million from ¥43,975 million for the year ended March 31, 2006 to ¥78,935 million for the year ended March 31, 2007. This mainly resulted from an increase in acquisition of consolidated subsidiaries, net of cash acquired of ¥25,322 million and an increase in payments for additional investments in subsidiaries of 11,305 million

Net cash used in investing activities decreased ¥1,913 million from ¥45,888 million for the year ended March 31, 2005 to ¥43,975 million for the year ended March 31, 2006. This mainly resulted from a decrease in payments for additional investments in subsidiaries of ¥6,820 million and an increase in additions to property, plant and equipment to meet increased production in overseas companies of ¥5,928 million.

Net cash provided by financing activities increased ¥3,599 million from ¥5,344 million for the year ended March 31, 2006 to ¥8,943 million for the year ended March 31, 2007

This was mainly because short-term borrowings increased more than other payments such as repayments of long-term debt and dividends paid this year.

Index to Consolidated Financial Statements and Information.

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

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥3,295 million from ¥92,079 million as of March 31, 2006 to ¥88,784 million as of March 31, 2007.

C. Research and Development, Patents and Licenses, etc.

An important requirement for success in the highly competitive markets in which we operate is the ability to supply products that incorporate cutting-edge technology and quality. Given that competition has been intensifying, one of the major aims of our research and development activities in recent years has been to reduce the cost of designing without affecting the quality of our products.

As of March 31, 2007, we employed approximately 1,493 people engaged in research and development activities mainly in Japan as well as in China, Thailand, Singapore, Taiwan, Germany, Poland, Spain, France and U.S.A..

Our position as the leading supplier of hard disk drive spindle motors to the major hard disk drive manufacturers provides us with access to information regarding the industry needs, which we seek to incorporate into our research and development activities. We seek to proactively develop products that meet the precise needs of each customer.

Based on the precision engineering expertise gained throughout our history of making motors, we have concentrated our research and development activities on drive motor technologies; However, we conduct research in many areas, including basic technologies of spindle motors to be used in information equipment, and technologies for new types of motors such as fluid dynamic bearing technology, which we have been developing for the past over 15 years.

We are diversifying our research and development activity, which was heavily concentrated on small motor technology in the field of spindle motors, to motor and drive technologies. For example, through Nidec Shibaura Corporation and Nidec Tosok Corporation, we focus on the research and development of motors for home electric appliances and motors for automobile parts. Through Nidec-Shimpo Corporation, our subsidiary specializing in power transmission drives and variable speed drives, we have been focusing on the research and development of geared motors for color copiers. By doing so, we have been able to develop and market new products through our integrated sales design and production system.

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

•

the development and improvement of LCD panel handling robots for large LCD, micro lens actuator units for mobile phone and card readers by Nidec Sankyo; and

•

the development and improvement of compact motors in automobiles for comfort and safety, such as seat adjuster, sunroof closure, windows closure, engine cooling, ABS etc by Nidec Motors and Actuators.

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

We incurred research and development expenses of ¥25,918 million for the year ended March 31, 2005, ¥29,232 million for the year ended March 31, 2006 and ¥32,755 million for the year ended March 31, 2007.

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥38,000 million on research and development in the year ending March 31, 2008. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

We have guaranteed approximately ¥296 million ($2,507 thousand) of bank loans for employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under such guarantees. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥296 million ($2,507 thousand). The current carrying amount of the liabilities for our obligations under the guarantees is zero.

Index to Consolidated Financial Statements and Information.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2007.

	(Yen in millions)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term Debt	¥ 28,923	¥ 1,013	¥ 27,642	¥ 125	¥ 143
Capital Lease Obligations	5,853	2,203	2,910	707	33
Interest on debt *1	354	159	146	41	8
Operating Leases	4,457	814	1,345	1,271	1,027
Purchase Commitments for Fixed Aseets	3,317	3,317	-	-	-

Total Contractual Cash Obligations	¥ 42,904	¥ 7,506	¥ 32,043	¥ 2,144	¥ 1,211
Contribution under pension plans *2	¥ 2,222	¥ 2,222	-	-	-

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration per Period
		Less than 1 year	2-3 years	4-5 years	Over 5 years
Guarantees	¥ 296	¥ 54	¥ 43	¥ 42	¥ 157
Total Commercial Commitments	¥ 296	¥ 54	¥ 43	¥ 42	¥ 157

	(U.S. dollars in thousands)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term Debt	$ 245,006	$ 8,581	$ 234,155	$ 1,059	$ 1,211
Capital Lease Obligations	49,581	18,662	24,651	5,988	280
Interests on debt *1	2,999	1,347	1,237	347	68
Operating Leases	37,755	6,895	11,394	10,766	8,700
Purchase Commitments for Fixed Aseets	28,098	28,098	-	-	-

Total Contractual Cash Obligations	$ 363,439	$ 63,583	$ 271,437	$18,160	$ 10,259
Contribution under pension plans *2	$ 18,822	$ 18,822	-	-	-

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration per Period
		Less than 1 year	2-3 years	4-5 years	Over 5 years
Guarantees	$ 2,507	$ 457	$ 364	$ 356	$ 1,330
Total Commercial Commitments	$ 2,507	$ 457	$ 364	$ 356	$ 1,330

*1 Interests at variable interest rates are assumed based on the current applicable rate, ranging from 1.5% to 2.5%.

*2 Amounts are only available for payments due in less than one year.

Index to Consolidated Financial Statements and Information.

Our capital commitments as of March 31, 2007 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets increased from approximately ¥1,630 million on March 31, 2006 to approximately ¥3,317 million on March 31, 2007, and decreased from approximately ¥4,925 million on March 31, 2005 to approximately ¥1,630 million on March 31, 2006, respectively. The increase for the year ended March 31, 2007 was due mainly to an increase in investments in facilities equipment compared to the previous year, and the decrease for the year ended March 31, 2006 was due mainly to a reduction in investments in facilities equipment compared to the previous year. See Note 24 to our consolidated financial statements included in this annual report. We expect to make capital expenditures in addition to those for which we have outstanding commitments.

Annual maturities on long-term debt and lease obligations during the next five years are as follows:

Year ending March 31	(Yen in millions)	(U.S. dollars in thousands)
2008	¥ 3,216	$ 27,243
2009	28,924	245,015
2010	1,628	13,791
2011	606	5,133
2012	226	1,914
2013 and thereafter	¥ 176	$ 1,491

Index to Consolidated Financial Statements and Information.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table provides information about our Directors, Executive Officers and Corporate Auditors as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2007	Percentage of common stock outstanding as of March 31, 2007
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	June 2008	23,420	16.1%
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Representative Director	March 28, 1949	June 2008	235	*
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	June 2008	15	*
Kenji Sawamura	Executive Vice President and Director	February 15, 1942	June 2008	8	*
Juntaro Fujii	Executive Vice President and Director	February 20, 1945	June 2008	2	*
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	June 2008	277	*
Seizaburo Kawaguchi	Managing Director	October 27, 1953	June 2008	21	*
Tadaaki Hamada	Managing Director	August 14, 1948	June 2008	1	*
Seiichi Hattori	Director	December 30, 1953	June 2008	20	*
Tetsuo Inoue	Director	June 22, 1948	June 2008	5	*
Takashi Iwata	Director	April 9, 1947	June 2008	2	*
Akira Kagata	Director	March 7, 1943	June 2008	1	*
Kiyoyoshi Takegami	Director	December 28, 1954	June 2008	49	*
Toru Kodaki	Director	September 13, 1949	June 2008	0	*
Norimasa Goto	Director	March 1, 1947	June 2008	0	*
Osamu Narumiya	Director	August 6, 1951	June 2008	-	*
Hideo Asahina	Corporate Auditor	March 28, 1938	June 2011	0	*
Ryoji Takahashi	Corporate Auditor	April 22, 1941	June 2011	14	*
Shiro Kuniya	Corporate Auditor	February 22, 1957	June 2010	-	*
Yoshiro Kitano	Corporate Auditor	September 30, 1935	June 2010	-	*
Susumu Ono	Corporate Auditor	November 12, 1948	June 2011	-	*

__________

Note: The asterisk represents beneficial ownership of less than 1%.

Index to Consolidated Financial Statements and Information.

Shigenobu Nagamori has been serving as Nidec Corporation’s President, Chief Executive Officer and Representative Director since the company’s establishment in July 1973.  In June 1995, Mr. Nagamori became Chairman and Director of Simpo Industries Co., Ltd. (the current Nidec-Shimpo Corporation), and became Chairman and Representative Director of Nidec-Shimpo Corporation in October 2003. Mr. Nagamori became Chairman and Director of Tosok Corporation (the current Nidec Tosok Corporation) in June 1997, and Read Electronics Corporation (the current Nidec-Read Corporation) in April 1997.  He joined Kyori Kogyo Co., Ltd. (the current Nidec-Kyori Corporation) as Chairman and Representative Director in June 1997, and became Chairman and Director of Copal Co., Ltd. (the current Nidec Copal Corporation) in June 1998.  Mr. Nagamori became Chairman and Representative Director of Nidec Machinery Corporation and Shibaura Nidec Corporation (the current Nidec Shibaura Corporation) in January 1998 and October 1998, respectively.  In March 2004, Mr. Nagamori became Chairman and Representative Director of Sankyo Seiki Mfg. Co., Ltd. (which changed its name to Nidec Sankyo Corporation in October 2005), Sankyo Shoji Co., Ltd. (which changed its name to Nidec Sankyo Shoji Corporation in October 2005), Sankyo Ryutsu Kogyo Co., Ltd. (which changed its name to Nidec Logistics Corporation in April 2004), Tokyo Pigeon Co., Ltd. (which changed its name to Nidec Pigeon Corporation in October 2005), and Nissin Kohki Co., Ltd. (which changed its name to Nidec Nissin Corporation in October 2005).  Mr. Nagamori became Chairman and Director of Nidec Copal Electronics Corporation in September 2004, and he was appointed as Chief Executive Advisor of Japan Servo Co., Ltd. in May 2007, and its Chairman and Director the flowing month.

Hiroshi Kobe has been serving as Nidec Corporation’s Chief Operating Officer since April 2005, and as Executive Vice President and Representative Director since 2006.  He joined Nidec in 1973, and has served as Managing Director, Director of Sales, Domestic Business and Senior Managing Director in charge of overall business operations.  He has been serving as Chairman and Representative Director of Nidec Korea Corporation since December 1999, and as Chairman and Representative Director of Nidec Total Service Corporation since June 2006.  He manages Motor Engineering Research Laboratory and SPM Corporate Quality Control Department.

Yasunobu Toriyama has been serving as Nidec Corporation’s Executive Vice President since April 2002, Chief Financial and Accounting Officer since April 2005, and Director since June 1991.  He became Nidec’s Managing Director in 1996, and has been serving as General Manager of Administrative Departments since then.  He became Senior Managing Director in 1997.  Mr. Toriyama has been General Manager of various departments since 1998, and in June 2004, he was appointed as General Manager of Investor Relations, Public Relations & Advertising, Accounting, Finance and Systems Departments.  Mr. Toriyama was appointed to manage the Risk Management Office in June 2007.

Kenji Sawamura joined Nidec Corporation in October 1998 as Executive Director. He was appointed as Senior Managing Director in April 2002, has been serving as Executive Vice President since June 2006.  Mr. Sawamura supervises the overall operations of the DC/FAN motor business, Shiga Technical Center, Tottori Technical Center, Corporate Purchasing Department, ADF Corporate Quality Control Department and Molds Preparation Department.  Mr. Sawamura became Chairman and Director of Nidec (Dalian) Limited in April 2002, and Nidec (Dongguan) Limited in June 2002.  He became Chairman, Chief Executive Officer and Director of Nidec America Corporation in July 2004.  Mr. Sawamura became Chairman and Representative Director of Nidec Nemicon Corporation in November 2005.  He became Chairman and Representative Director of Nidec Shibaura Corporation and Nidec Power Motor Corporation, and Chairman and Director of Nidec Automobile Motor (Zhejiang) Corporation and Nidec Vietnam Corporation in April 2006.  He became Chairman and Representative Director of Nidec Electronics GmbH in June 2006, and has been serving as Director and Chairman of Nidec Motors and Actuators since December 2006.

Index to Consolidated Financial Statements and Information.

Juntaro Fujii, who, prior to his joining Nidec Corporation, worked for Mitsubishi UFJ Research and Consulting Co., Ltd. as Deputy President, and he joined Nidec in June 2006 as Executive Consultant.  In June 2006, he was appointed as Executive Vice President and Director, and became General Manager of the Corporate Strategy Office.

Yasuo Hamaguchi became Managing Director in June 1998, and has been supervising the spindle motor business since April 2000.  He has been serving as Senior Managing Director since April 2002.  Mr. Hamaguchi became Chairman and Representative Director of Nidec Electronics (Thailand) Co., Ltd., and Chairman and Director of Nidec (Zhejiang) Corporation in April 2003. In July 2004, he became Chairman and Representative Director of Nidec Philippines Corporation, and Chairman and Representative Director of Nidec Singapore Pte. Ltd. in October 2004.  Mr. Hamaguchi became Managing Director of Brilliant Manufacturing Limited in February 2007.

Seizaburo Kawaguchi was appointed as Director in June 2000.  Between March 1989 and March 2003, he served as President and Representative Director of Nidec Singapore Pte. Ltd.  Mr. Kawaguchi became President and Representative Director of Nidec Electronics (Thailand) Co., Ltd. in April 2003, and has been serving as Managing Director of Nidec Corporation since April 2004.  Mr. Kawaguchi has been supervising Nidec's Sales Division and the purchasing functions of the spindle motor business since April 2007.

Tadaaki Hamada, who previously worked for Bank of Tokyo-Mitsubishi (the current The Bank of Tokyo-Mitsubishi UFJ, Ltd.), joined Nidec Corporation in February 2000 as Executive Director, and has served as General Manager of Corporate Planning since March 2000.  From August 2001 to March 2003, Mr. Hamada was Executive Vice President of Nidec America Corporation, and then became General Manager of International Projects Administration Department in April 2003.  He has been serving as Director since June 2004, and has been serving as Managing Director since April 2005.  Mr. Hamada has been presiding over Intellectual Property and Legal Departments since June 2006, was appointed to manage Management of Overseas Affiliates Department in April 2007, has been supervising International Projects Administration and Management of Overseas Affiliates Departments, and has under his management the Secretarial Office, and the Corporate Planning, General Affairs, and Personnel Departments since June 2007.

Seiichi Hattori has been serving as Director since June 1999.  He was General Manager of Sales Department from October 1996 to March 1998.  From April 1998 to June 1999, Mr. Hattori served as Executive Director for Sales Department.  He was appointed to supervise domestic sales operations in April 2002.  Mr. Hattori has been serving as the deputy to supervise Sales Department since April 2005.  He became President and Director of Nidec (H.K.) Co., Ltd. and Nidec (Shanghai) International Trading Co., Ltd. in April 2003.  Mr. Hattori became Chairman and Director of Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and Nidec (Shanghai) International Trading Co., Ltd. in June 2006.

Tetsuo Inoue has been serving as Director since June 2002.  He joined Nidec Corporation in December 1999, and has been serving as General Manager of Management of Affiliated Companies Department since then.

Index to Consolidated Financial Statements and Information.

Takashi Iwata, who previously worked for Matsushita Electric Industrial Co., Ltd., joined Nidec Corporation in December 2003 as Executive Director.  He was then appointed as General Manager of Internal Audit & Management Advisory Department in April 2004.  Mr. Iwata has been serving as Director since June 2004.

Akira Kagata, who previously worked for Matsushita Electric Industrial Co., Ltd., joined Nidec in March 2002, and became Executive Director in April 2003.  He became General Manager of Central Technical Laboratory in April 2004, and has been serving as Director since June 2005.  Mr. Kagata was appointed to manage the research and development of the spindle motor business in June 2005, and serves as General Manager of Process Engineering Department in Central Technical Laboratory in August 2006.

Kiyoyoshi Takegami joined Nidec in April 1978, and has held important positions on various engineering sections.  He became General Manager of Development of Shiga Factory in April 1991, and from April 1994 to March 2003, he was Vice President of Nidec Electronics (Thailand) Co., Ltd.  Mr. Takegami became General Manager of Nagano Technical Center in April 2003, and has been serving as Director since June 2004.  In April 2005, he was appointed to serve as both General Manager of Nagano Technical Center and its Quality Assurance Department.

Toru Kodaki, who previously worked for the Japan Foundation (an independent administrative institution) as Executive Vice President, joined Nidec Corporation in June 2006.  He has been serving as Director and managing the Intellectual Property and Legal Departments since June 2006, and managing the Compliance Office since the beginning of June 2007.

Norimasa Goto joined Nidec Corporation in February 2000, and became Deputy General Manager of Shiga Technical Center and General Manger of its No. 3 Project Support Department in April of the same year.  He became General Manager of the Center in October 2003, and Vice President of Nidec (Dalian) Limited in April 2005, and has been serving as Director and President of Nidec (Dalian) Limited since April 2006, and Vice Chairman of Nidec (Dongguan) Limited since July 2006.  Mr. Goto became a Director in June 2007.

Osamu Narumiya joined Japan’s Ministry of International Trade and Industry (MITI = the current Ministry of Economy, Trade and Industry = METI) in April 1976, and served as First Secretary at the Japanese Embassy in Singapore for Japan’s Ministry of Foreign Affairs from April 1987.  Mr. Narumiya then became Manager of Information Systems Division, Minister’s Secretariat in May 1995, and Deputy Director-General for Trade Policy Bureau of the Ministry in July 2002.  Mr. Narumiya became Executive Director of Japan Keirin Association in September 2003, and Senior Director of National Federation of Small Business Associations in June 2004.  After joining Nidec in June 2007, Mr. Narumiya has managed the International Projects Administration and Management of Overseas Affiliates Departments, and serves as General Manager of the International Projects Administration Department and as Director.

Hideo Asahina has served as full-time Corporate Auditor since June 2003.  He became Director of Kobe Customs, Ministry of Finance in June 1985, and Finance Minister’s Secretariat Councilor for International Finance Bureau in June 1986.  He became Director of Finance Corporation of Local Public Enterprise in October 1988, and President of Osaka Securities Finance Co., Ltd. in June 1991.  He has been serving as Director General of Commemorative Association for the Japan World Exposition 1970 since July 1996.

Ryoji Takahashi joined Nidec in March 1994, and was appointed as General Manager of General Affairs Department in April of the same year.  Mr. Takahashi became General Manager of Intellectual Property Department in October 1998, General Manager of Compliance Office and Risk Management Office in May 2003, and full-time Corporate Auditor in June 2007.

Shiro Kuniya was enrolled in the Osaka Bar Association and joined Oh-Ebashi Law Office (the current Oh-Ebashi LPC & Partners) in April 1982.  He is a Senior Partner at Oh-Ebashi LPC & Partners.  He has been serving as Nidec Corporation’s Corporate Auditor since June 2006.

Index to Consolidated Financial Statements and Information.

Yoshiro Kitano became a registered certified public accountant in September 1980 and a licensed tax accountant in December 1990.  He established Yoshiro Kitano Certified Public Accountant Office in January 2001.  He has been serving as Nidec Corporation’s Corporate Auditor since June 2006.

Susumu Ono started his career as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1974, and was seconded to the Ministry of Foreign Affairs to serve as First Secretary at the Japanese Embassy in the People’s Republic of China.  Mr. Ono returned to his work as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1988, became Deputy General Manager of the Office’s Criminal Investigations Department in April 1995, and General Manager of Criminal Investigations Department of the Kyoto District Public Prosecutor’s Office in July 1996, and General Manager of General Affairs Department of the Osaka District Public Prosecutor’s Office in April 1998.  Mr. Ono became a registered attorney in May 1999, and started serving as Nidec’s Corporate Auditor in June 2007.

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

Corporate Auditors

Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have five Corporate Auditors: Hideo Asahina, Ryoji Takahashi, Shiro Kuniya, Yoshiro Kitano and Susumu Ono. The Corporate Auditors may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has never been a director, officer or employee of us or any of our subsidiaries at any time prior to their election as a Corporate Auditor. Corporate Auditors are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms.

Two of our Corporate Auditors, Hideo Asahina and Ryoji Takahashi, are full-time Corporate Auditors. Except Ryoji Takahashi, all of our Corporate Auditors are from outside the Nidec group. Our five Corporate Auditors form our Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Representative Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as auditors’ policy and methods of investigation of our affairs.

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

Index to Consolidated Financial Statements and Information.

B. Compensation.

The aggregate compensation, including bonuses, paid by us to our Directors and Corporate Auditors as a group during the year ended March 31, 2007 was ¥2,060 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2007, retirement payments in the aggregate amount of ¥34 million were made.

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

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report. On May 14, 2003, we issued rights to purchase 296,700 shares of our common stock to directors, corporate auditors and certain employees for no consideration. These rights were exercisable under certain conditions for the period between July 1, 2004 and June 30, 2007 and the exercise price was set at ¥7,350 per share of common stock, subject to certain adjustments. On November 18, 2005, we completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 per share of common stock.

Index to Consolidated Financial Statements and Information.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

To our knowledge, as of March 31, 2007, the following persons beneficially owned more than 5% of our outstanding common stock:

Shareholders	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding
Shigenobu Nagamori	23,420	16.1%
Fidelity Investments Japan *	12,441	8.5%

__________

*: As of March 31, 2007, and based on the report filed on that date by Fidelity Investments Japan with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of our common stock.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2007, there were 144,780,492 shares of our common stock outstanding held by 26,116 shareholders of record, including 103 shareholders of record with addresses in the United States who held 19,817,047 shares, representing approximately 13.7% of our outstanding common stock as of that date.

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

As of March 31, 2007, President Nagamori held of record 8.2％ and S. N Kohsan, a business entity indirectly owned by him, held of record 6.1％ of our outstanding shares. President Nagamori’s immediate family held an additional 1.8％ of our outstanding shares as of the same date.

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

Dividend Policy

We normally pay cash dividends twice per year. Our Board of Directors resolves the dividend to be paid following the end of each fiscal year. We pay the dividend to holders of record as of the immediately preceding March 31. In addition to these year-end dividends, we normally pay interim dividends in the form of cash distributions from our retained earnings to our shareholders also of record as of September 30 in each year by resolution of our Board of Directors. We normally pay the interim dividend in December and the year-end dividend in June.

The following table sets forth the year-end and interim dividends paid to holders of record of our common stock for each of the record dates shown. Yen per share dividend amounts are translated solely for your convenience into U.S. dollars at the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York on the dividend payment date.

Record date	Dividends per share
	Yen		U.S. dollar
September 30, 2002	¥5.0	*	$0.041
March 31, 2003 **	7.5	*	0.063
September 30, 2003	7.5	*	0.069
March 31, 2004 **	7.5	*	0.070
September 30, 2004	10.0	*	0.095
March 31, 2005 **	12.5	*	0.115
September 30, 2005	12.5	*	0.104
March 31, 2006 **	20.0		0.173
September 30, 2006	20.0		0.172
March 31, 2007	¥25.0		$0.206

* A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the dividends per share have been accordingly adjusted to reflect the effect of the stock split.

** Our Board of Directors recommended the dividend to be paid the end of each fiscal year. This recommended dividend must then been approved by shareholders at the general meeting of shareholders required to be held in June of each year under the Commercial Code of Japan (in May 2006, the Commercial Code was replaced by the new Company Law).

It is the present intention of the Board of Directors to continue to pay cash dividends on a semiannual basis and to provide a stable level of dividends to our shareholders. The declaration and payment of dividends are, however, subject to our future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

Index to Consolidated Financial Statements and Information.

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the temporary rate of 7% (applicable until March 31, 2009) or standard rate of 15% (applicable on April 1, 2009 and thereafter). Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders are generally subject to a maximum withholding rate of 10%. If the applicable tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable due to the so-called preservation doctrine.

B. Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2007, the date of our last audited financial statements.

Index to Consolidated Financial Statements and Information.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Osaka Securities Exchange, Co., Ltd. and the First Section of the Tokyo Stock Exchange, Inc. both of which are reserved for larger, established companies.

The following table sets forth, for the periods indicated, the closing high and low sales prices, as adjusted to reflect the 2-for-1 stock split that took effect on November 18, 2005 but excepting the 4-for-1 ratio change that took effect on January 1, 2004, and the average daily trading volume of our common stock on the Osaka Securities Exchange, and the closing highs and lows of the Nikkei Stock Average:

	Price Per Share		Average Daily Trading Volume	Nikkei Stock Average
	High	Low		High	Low
			(in thousands of shares)
Year ended March 31,
2003	¥ 4,920	¥ 2,750	435	¥ 11,979.85	¥ 7,862.43
2004	5,700	2,800	361	11,770.65	7,607.88
2005	6,675	4,795	452	12,163.89	10,505.05
2006
First Quarter	6,720	5,735	516	11,874.75	10,825.39
Second Quarter	6,900	5,810	642	13,617.24	11,565.99
Third Quarter	10,330	6,360	568	16,344.20	13,106.18
Fourth Quarter	10,930	8,520	722	17,059.66	15,341.18
2007
First Quarter	9,660	7,500	617	17,563.37	14,218.60
Second Quarter	8,910	7,030	502	16,385.96	14,437.24
Third Quarter	9,400	8,140	480	17,225.83	15,725.94
Fourth Quarter	9,230	7,200	644	18,215.35	16,642.25
2008
First Quarter	7,860	6,890	658	18,240.30	17,028.41
Calendar period
January 2007	9,230	8,510	430	17,507.40	16,838.17
February 2007	8,370	7,750	801	18,215.35	17,292.32
March 2007	7,890	7,200	695	17,521.96	16,642.25
April 2007	7,860	7,040	610	17,743.76	17,028.41
May 2007	7,480	6,900	737	17,875.75	17,274.98
June 2007	¥ 7,350	¥ 6,890	623	¥ 18,240.30	¥ 17,732.77

Index to Consolidated Financial Statements and Information.

 The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars as adjusted to reflect the 2-for-1 stock split that took effect on November 18, 2005, and the average trading volume of our ADSs on the New York Stock Exchange:

	Price Per ADS		Average Daily Trading Volume	Dow Jones Industrial Average
	High	Low		High	Low
			(in ADSs)
Year ended March 31,
2003	$ 9.78	$ 5.47	5,716	$ 10,381.73	$ 7,286.27
2004	13.31	5.88	9,032	10,737.70	8,069.86
2005	16.20	11.05	10,802	10,940.55	9,749.99
2006
First Quarter	15.63	13.25	15,719	10,623.07	10,012.36
Second Quarter	15.38	13.01	23,991	10,705.55	10,270.68
Third Quarter	22.56	14.08	18,779	10,931.62	10,215.22
Fourth Quarter	23.32	18.31	29,855	11,317.43	10,667.39
2007
First Quarter	20.82	16.73	23,667	11,642.65	10,706.14
Second Quarter	18.99	15.28	18,237	11,718.45	10,739.35
Third Quarter	20.00	17.39	24,525	12,510.57	11,670.35
Fourth Quarter	19.47	15.39	30,415	12,786.64	12,050.41
2008
First Quarter	16.53	14.25	22,054	13,676.32	12,382.30
Calendar period
January 2007	19.47	17.55	29,325	12,621.77	12,398.01
February 2007	17.62	15.97	29,079	12,786.64	12,216.24
March 2007	16.93	15.39	32,559	12,481.01	12,050.41
April 2007	16.53	14.80	23,610	13,120.94	12,382.30
May 2007	15.45	14.29	20,514	13,633.08	13,136.14
June 2007	$15.21	$ 14.25	22,186	$ 13,676.32	$ 13.266.73

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

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal in which the Director is materially interested but, under the Company Law of Japan and our Regulations of the Board of Directors, a Director is required to refrain from voting on such matters at meetings of the Board of Directors.

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

Index to Consolidated Financial Statements and Information.

General

Our authorized share capital is 480,000,000 shares, of which 144,780,492 shares were issued and outstanding as of March 31, 2007. Under the Company Law, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights.

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

Shareholders’ Rights to Bring Actions Against Directors

The Company Law provides for the Japanese shareholder derivative action mechanism, which allows any shareholder who has held a share for the previous six months to demand that the corporation take action to protect the company and enforce a director’s duties. Derivative actions may be brought to “enforce the liability of directors” which refers to situations including, but not limited to, that where directors engage in self-interested transactions, or violate any law, ordinance or the articles of incorporation. If the board has not instituted an action within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. The Company Law provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company irreparable damage. In such cases, the shareholder may institute the action immediately, but after having brought the action must notify the company without delay. So, for example, if a company might suffer irreparable damage from an illegal act of a director, a shareholder who has owned a share (in our case, under our Articles of Incorporation, excluding a holder of shares representing less than one unit under the unit share system described below) continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act.

Index to Consolidated Financial Statements and Information.

Distribution of Surplus

General

Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). We may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus”. Under the Company Law, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders unless the board of directors is so authorized under the articles of incorporation.  Our Articles of Incorporation provide that the Board of Directors has the authority to decide to make distribution of Surplus except for limited exceptions as provided by the Company Law, since we have satisfied the following requirements:

(a)

the normal term of office of our Directors terminates on or prior to the date of conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of the Directors; and

(b)

our non-consolidated annual financial statements and certain documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

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

Index to Consolidated Financial Statements and Information.

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

If we have become at our option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in the ordinances of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared.

Index to Consolidated Financial Statements and Information.

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

We may reduce our additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders, and in the case of reduction of additional paid-in-capital and if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition we may reduce our Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split the issued shares into a greater number of shares by resolution of our Board of Directors. When a stock split is to be made, so long as the only class of our outstanding stock is our common stock, we may increase the number of authorized shares to the extent that the ratio of such increase in authorized shares does not exceed the ratio of such stock split by amending our Articles of Incorporation, which amendment may be made without approval by shareholders.

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

Transferability of Shares Representing Less Than One Unit

Our Articles of Incorporation and Share Handling Regulations provide that no share certificates shall, in general, be issued with respect to any shares constituting less than one unit. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, any shares constituting less than one unit for which no share certificates are issued will not be transferable.

Index to Consolidated Financial Statements and Information.

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

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares

A holder of shares representing less than one unit may at any time require us to purchase our shares. These shares will be purchased at:

•

the closing price of the shares reported by the Osaka Securities Exchange Co., Ltd. (the “Osaka Securities Exchange”) on the day when the request to purchase is made; or

•

if no sale takes place on such stock exchange on that day, the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on such day; or

•

if no sale takes place on either of such stock exchanges on such day, the price at which the shares are first traded on the Osaka Securities Exchange on the next day; or

•

if no sale takes place on such stock exchange on such day, the price at which the shares are first traded on the Tokyo Stock Exchange on such day; or

•

if no sale takes place on either of such stock exchanges on such day, the price at which the shares are first traded on either of such stock exchanges, provided that, if the shares are traded on both such exchanges on the same day, the relevant price shall be the price at which the shares are first traded on the Osaka Securities Exchange.

In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Voting Right of a Holder of Shares Representing Less Than One Unit

A holder of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each unit of shares, except as stated in “— Voting Rights” below.

A holder of shares representing less than one unit does not have any rights relating to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to institute a representative action by shareholders.

Other Rights of a Holder of Shares Representing Less Than One Unit

In accordance with the Company Law, our Articles of Incorporation provide that a holder of shares representing less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our Articles of Incorporation including the following rights:

Index to Consolidated Financial Statements and Information.

•

to receive distribution of dividends;

•

to receive shares, cash or other assets in case of consolidation or split of shares, exchange or transfer of shares or corporate merger;

•

to be allotted rights to subscribe for new shares and other stock acquisition rights when such rights are granted to shareholders; and

•

to participate in any distribution of surplus assets upon liquidation.

Ordinary General Meeting of Shareholders

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

(a)

reduction of the stated capital;

(b)

amendment of the Articles of Incorporation;

(c)

establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

(d)

dissolution, merger or consolidation;

(e)

company split;

(f)

transfer of the whole or an important part of our business;

(g)

taking over of the whole of the business of any other corporation;

(h)

removal of a Corporate Auditor;

(i)

any issuance of shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price;

Index to Consolidated Financial Statements and Information.

(j)

any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(k)

purchase of shares by us from a specific shareholder other than our subsidiary;

(l)

consolidation of shares;

(m)

distribution of Surplus in kind with respect to which shareholders are not granted the right to require us to make such distribution in cash instead of in kind; and

(n)

exemption from a portion of liability of the Directors, Corporate Auditors or independent auditors.

However, under the Company Law, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (a) through (g) above, and such matter may be decided by the Board of Directors, if it satisfies certain criteria prescribed by the Company Law as are necessary to determine that its impact is immaterial.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001.

Subscription Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our Board of Directors determines, subject to the limitations as to the issue of new shares at a ‘‘specially favorable’’ price in which case a special resolution of general meeting of shareholders is required as described in ‘‘- Voting Rights’’ above. The Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date of which not less than two weeks’ prior public notice must be made. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken) or bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). Except where the issue would be on ‘‘specially favorable’’ conditions, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of the Board of Directors. Subject to the terms and conditions thereof, holders of stock acquisition rights may acquire a prescribed number of shares by exercising their stock acquisition rights and paying the exercise price at any time during the exercise period thereof. Upon exercise of stock acquisition rights, we will be obliged to either issue the relevant number of new shares or transfer the necessary number of existing shares held by us as treasury stock to the holder.

Pursuant to the resolution of the Board of Directors held on September 30, 2003, 15,000 stock acquisition rights were issued on October 17, 2003, in connection with the public offering of ¥30 billion zero coupon convertible bonds due 2008 with an issue price of 103% of the principal amount of the bonds. As of March 31, 2007, there were 13,500 outstanding stock acquisition rights, which represent rights to acquire 4,022,040 shares of common stock with the conversion price of ¥6,914.40 per share (as adjusted).

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

On July 16, 2007, the closing price of our shares on the Osaka Securities Exchange was ¥7,260 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

D. Exchange Controls.

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

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

United States Federal Income Taxation

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules as discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Nidec out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Index to Consolidated Financial Statements and Information.

Taxation of Capital Gains

Subject to the PFIC rules as discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Index to Consolidated Financial Statements and Information.

If we purchase our listed shares by way of a tender offer for the purpose of cancellation with retained earnings, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(iv) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, no deemed dividend is required to recognize if we purchase our shares at/through the stock market due to the difficulty to identify each shareholder sold our shares (Articles 24(1) (iv) and 61-2(xi) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders who sell our shares on an over-the-counter basis, no deemed dividend is required to be recognized until March 31, 2009 (two years extension is promulgated under the 2007 Japanese tax legislation) due to the operation of a temporary measurement (Article 9-6 of the Japanese Special Tax Measures Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled are not subject to the deemed dividend taxation (such a tax treatment is introduced under the 2001 tax legislation).

Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2009 (one year extension is promulgated under the 2007 Japanese tax legislation) and 15% rate will apply thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is generally promulgated as 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the tax treaty between the United States and Japan (the “Treaty”) of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends (those declared on or after July 1, 2004) is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the tax treaty between the US and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar changes are made to the new tax treaty between the United Kingdom and Japan which is applicable to dividends declared on or after January 1, 2007. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine under Article 1(2) of the Treaty, and/or under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

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

Index to Consolidated Financial Statements and Information.

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

Foreign currency derivatives at March 31, 2007

	Maturity date
	For the year ending March 31

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Foreign Exchange Forward Contracts
Sell U.S. dollars
Contract amounts (in millions)	¥ 201	-	-	-	-	-	¥ 201	¥ 1
Weighted-average contracted forward Rate (yen per U.S.$1)	118.07	-	-	-	-	-	118.07
Sell EUR
Contract amounts (in millions)	¥ 190	-	-	-	-	-	¥ 190	¥ 2
Weighted-average contracted forward Rate (yen per EUR1)	158.18	-	-	-	-	-	158.18

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

Index to Consolidated Financial Statements and Information.

Interest rate risk at March 31, 2007

(Yen in millions)
	Maturity date
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	¥ 7	¥ 5	¥ 5	¥ 5	¥ 4	¥ 33	¥ 59	¥ 54
Weighted-average interest rate	3.61%	4.29%	4.27%	4.26%	4.33%	4.55%	4.16%
Floating Rate
Principal cash flows	113	91	60	26	17	13	320	320
Weighted-average interest rate	2.45%	2.58%	3.05%	3.38%	3.69%	2.85%	2.75%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	1,057	273	86	28	28	139	1,611	1,544
Weighted-average interest rate	1.62%	2.41%	2.01%	0.36%	0.37%	0.73%	1.00%
Fixed Rate (convertible bonds)
Principal cash flows	-	27,251	-	-	-	-	27,251	32,819
Weighted-average interest rate	-	0.00%	-	-	-	-	0.00%
Floating Rate (long-term loan)
Principal cash flows	3	52	1	1	1	4	62	62
Weighted-average interest rate	2.33%	2.77%	2.06%	2.24%	2.41%	2.68%	2.73%

Interest Rate Derivatives
Interest Rate Swaps
Fixed rate payments
Notional amounts	-	1,200	-	-	-	-	1,200	(12)
Weighted-average interest rate	-	1.42%	-	-	-	-	1.42%
Floating rate receives
Notional amounts	-	1,200	-	-	-	-	1,200
Weighted-average interest rate	-	0.93%	-	-	-	-	0.93%
Interest Rate Currency Swaps
Fixed rate payments
Principal cash flows (THB)	24	24	24	24	24	-	120
Notional amounts	24	24	24	24	24	-	120	(27)
Weighted-average interest rate	6.65%	6.65%	6.65%	6.65%	6.65%	-	6.65%
Floating rate receives
Principal cash flows (JPY)	24	24	24	24	24	-	120
Notional amounts	24	24	24	24	24	-	120
Weighted-average interest rate	0.71%	0.93%	1.11%	1.27%	1.42%	-	1.09%

Index to Consolidated Financial Statements and Information.

Equity security price risk

We have marketable equity securities classified as available-for-sale securities. At March 31, 2006, the fair value of these securities was ¥19,676 million and at March 31, 2007 it was ¥20,118 million. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2006 would be ¥1,968 million and as of March 31, 2007 would be ¥2,012 million, respectively.

Commodity price risk

We had no open commodity derivative positions for the year ended March 31, 2006 or 2007.

Item12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Index to Consolidated Financial Statements and Information.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of March 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2007, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has evaluated the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management determined that we maintained effective internal control over financial reporting as of March 31, 2007.

Management has excluded Motors and Actuators business of Valeo S.A., France and of Brilliant Manufacturing Limited from its assessment of internal control over financial reporting as of March 31, 2007, because the businesses were acquired in a business combination by us on December 27, 2006 and February 23, 2007, respectively. In aggregate, total assets and total revenues of the Motors & Actuators business of Valeo S.A., France and Brilliant Manufacturing Limited represent 8.8%, and 1.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2007.

Management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by MISUZU PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Principal Accountant Audit Fees and Services Fees

The following table presents the fees paid or accrued by us for the audit and non-audit services rendered by our principal accountants, MISUZU PricewaterhouseCoopers, a network firm of PricewaterhouseCoopers International Limited (MISUZU PricewaterhouseCoopers changed its name from ChuoAoyama PricewaterhouseCoopers to its current name as of September 1, 2006), during the fiscal years ended March 31, 2006 and 2007.

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31,		For the year ended
Type of Fee	2006	2007	March 31, 2007
Audit Fees (1)	¥ 424	¥ 849	$ 7,192
Audit Related Fees (2)	80	7	59
Tax Fees (3)	22	34	288
All Other Fees (4)	9	1	9

Total	¥ 535	¥ 891	$ 7,548

(1) Audit fees consist of the fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filing.

(2) Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. This includes fees for employment benefit plan audits, due diligence to related mergers and acquisitions, attestations by MISUZU PricewaterhouseCoopers (formerly ChuoAoyama PricewaterhouseCoopers) that are not required by statute or regulation, and consulting on financial accounting/reporting standards.

(3) Tax fees represent fees for professional services rendered by MISUZU PricewaterhouseCoopers (formerly ChuoAoyama PricewaterhouseCoopers) for tax compliance, tax advise and tax planning.

(4) All other fees include fees for products and services provided by MISUZU PricewaterhouseCoopers (formerly ChuoAoyama PricewaterhouseCoopers) other than the services reported above.

The Board of Corporate Auditors has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of MISUZU PricewaterhouseCoopers (formerly ChuoAoyama PricewaterhouseCoopers).

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

Change of Our Independent Registered Public Accounting Firm

On May 30, 2007, MISUZU PricewaterhouseCoopers announced that it would terminate its business and dissolve effective July 31, 2007. In connection with this, the audit team of MISUZU PricewaterhouseCoopers that has been covering us will transfer to a newly established public accounting firm, Kyoto Audit Corporation, which registered with the Public Company Accounting Oversight Board on June 12, 2007. We have appointed Kyoto Audit Corporation as our new independent registered public accounting firm starting in the fiscal year ending March 31, 2008.

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

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases.

The following table sets forth information concerning purchases made by us during the fiscal year ended March 31, 2007.

	Shares	Yen	Shares	Shares
	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum numbers of shares that may yet be purchased under the plans or programs
2006
April 1 - 30	472	¥ 9,126	-	-
May 1 - 31	170	8,743	-	-
June 1 - 30	-	-	-	-
July 1 - 31	134	8,090	-	-
August 1 - 31	140	7,864	-	-
September 1- 30	84	8,403	-	-
October 1 - 31	342	9,106	-	-
November 1 - 30	664	8,613	-	-
December 1- 31	244	9,132	-	-
2007
January 1 - 31	437	9,002	-	-
February 1 - 28	169	7,941	-	-
March 1 - 31	-	-	-	-

Total	2,856	¥ 8,761	-	-

All of the purchase shown above represent with the purchase of fractional shares from fractional share owners under the Company Law. For an explanation of the right of such shareholders, see “Japanese Unit Share System— Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares.” under Item 10.B of this Annual Report.

Currently, we don’t have any publicly announced repurchase plans or programs.

PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation)
1.2	Share Handling Regulations of Nidec Corporation (English translation)*
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)*
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)*
2.1	Specimen common stock certificates of Nidec Corporation (English translation)**
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	Subsidiaries of Nidec Corporation
11.1	Code of Ethics****
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

____________

*       Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2006 filed on September 25, 2006.

**     Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

***   Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.

**** Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2005 filed on August 12, 2005.

Index to Consolidated Financial Statements and Information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIDEC CORPORATION

By: /s/ Shigenobu Nagamori
	Name:	Shigenobu Nagamori
	Title:	President, Chief Executive Officer and Representative Director
Date: July 27, 2007

Index to Consolidated Financial Statements and Information.

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation)
1.2	Share Handling Regulations of Nidec Corporation (English translation)*
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)*
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)*
2.1	Specimen common stock certificates of Nidec Corporation (English translation)**
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	Subsidiaries of Nidec Corporation
11.1	Code of Ethics****
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

____________

*       Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2006 filed on September 25, 2006.

**     Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.

***   Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.

**** Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2005 filed on August 12, 2005.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

Index to Consolidated Financial Statements and Information

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”):

We have completed an integrated audit of NIDEC Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its 2006 and 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 15, the company has adopted SFAS No. 158; Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans as of March 31, 2007.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15(b), that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Motors & Actuators business of Valeo S.A., France and Brilliant Manufacturing Limited from its assessment of internal control over financial reporting as of March 31, 2007, because the businesses were acquired in a business combination by the Company on December 27, 2006 and February 23, 2007 respectively. We have also excluded the Motors & Actuators business of Valeo S.A., France and Brilliant Manufacturing Limited from our audit of internal control over financial reporting. In aggregate, total assets and total revenues of the Motors & Actuators business of Valeo S.A., France and Brilliant Manufacturing Limited represent 8.8%, and 1.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2007.

/s/ MISUZU PricewaterhouseCoopers

Kyoto, Japan

June 22, 2007

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Current assets:
Cash and cash equivalents	¥92,079	¥88,784	$ 752,088
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥538 million in 2006 and ¥1,270 million ($10,758 thousand) in 2007:
Notes	15,740	17,318	146,701
Accounts	127,998	147,014	1,245,354
Inventories	60,474	64,308	544,752
Other current assets	15,256	21,238	179,907

Total current assets	311,547	338,662	2,868,802

Marketable securities and other securities investments	21,328	21,805	184,710
Investments in and advances to affiliated companies	2,868	2,194	18,585

	24,196	23,999	203,295
Property, plant and equipment:
Land	36,088	38,289	324,346
Buildings	89,039	103,325	875,265
Machinery and equipment	210,108	258,970	2,193,731
Construction in progress	8,780	13,717	116,196

	344,015	414,301	3,509,538
Less - Accumulated depreciation	(167,787)	(207,059)	(1,753,994)

	176,228	207,242	1,755,544

Goodwill	44,266	67,780	574,163
Other non-current assets	9,733	24,940	211,267

Total assets	¥ 565,970	¥ 662,623	$ 5,613,071

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Current liabilities:
Short-term borrowings	¥ 43,621	¥ 78,848	$ 667,920
Current portion of long-term debt	4,647	3,216	27,243
Trade notes and accounts payable	109,053	117,665	996,739
Other current liabilities	28,809	35,640	301,906

Total current liabilities	186,130	235,369	1,993,808
Long-term liabilities:
Long-term debt	32,134	31,560	267,344
Accrued pension and severance costs	9,704	13,013	110,233
Other long-term liabilities	11,365	11,212	94,977

Total long-term liabilities	53,203	55,785	472,554

Minority interest in consolidated subsidiaries	62,978	66,453	562,922

Commitments and contingencies (Note 24)
Shareholders’ equity:
Common stock authorized 2006 and 2007: 480,000,000 shares ; issued and outstanding: 2006 - 144,661,292 shares/ 2007 - 144,780,492 shares	65,649	65,868	557,967
Additional paid-in capital	68,240	68,469	580,000
Retained earnings	126,334	160,480	1,359,424
Accumulated other comprehensive income
Foreign currency translation adjustments	(75)	6,874	58,229
Unrealized gains from securities	3,863	3,324	28,158
Minimum pension liability adjustment	(115)	-	-
Pension liability adjustments	-	263	2,228
Treasury stock, at cost: 2006 - 42,110 shares / 2007 - 44,966 shares	(237)	(262)	(2,219)

Total shareholders’ equity	263,659	305,016	2,583,787

Total liabilities and shareholders’ equity	¥ 565,970	¥ 662,623	$ 5,613,071

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2005	2006	2007	2007
	Net sales	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901
	Operating expenses:
	Cost of products sold	370,938	413,012	486,627	4,122,211
	Selling, general and administrative expenses	35,340	41,188	46,276	392,004
	Research and development expenses	25,918	29,232	32,755	277,467

		432,196	483,432	565,658	4,791,682

	Operating income	53,665	53,426	64,009	542,219

	Other income (expense):
	Interest and dividend income	929	1,664	2,565	21,728
	Interest expense	(871)	(1,362)	(2,022)	(17,128)
	Foreign exchange gain, net	2,377	7,866	1,757	14,883
	(Loss) gain on derivative instruments, net	(175)	75	(11)	(93)
	Gain from marketable securities, net	1,586	3,869	943	7,988
	Other, net	(221)	(1,160)	(1,646)	(13,943)

		3,625	10,952	1,586	13,435

	Income before provision for income taxes	57,290	64,378	65,595	555,654
	Provision for income taxes	(12,847)	(15,213)	(17,460)	(147,904)

	Income before minority interest and equity in earnings of affiliated companies	44,443	49,165	48,135	407,750
	Minority interest in income of consolidated subsidiaries	10,954	8,170	8,130	68,869
	Equity in net losses of affiliated companies	34	46	73	618

	Net income	¥ 33,455	¥ 40,949	¥ 39,932	$ 338,263

		Yen			U.S. dollars
	Per share data:
Net income	－ basic	¥ 239.87	¥ 285.47	¥ 276.03	$ 2.34
	－ diluted	¥ 228.29	¥ 275.05	¥ 268.25	$ 2.27
	Cash dividends	¥ 17.50	¥ 25.00	¥ 40.00	$ 0.34

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2004	130,035,796	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046
Comprehensive income:
Net income				33,455			33,455
Other comprehensive income (loss):
Foreign currency translation adjustments					2,009		2,009
Unrealized gains (losses) from securities, net of reclassification adjustment					(195)		(195)
Minimum pension liability adjustment					(24)		(24)

Total comprehensive income							35,245

Dividends paid				(2,388)			(2,388)
Conversion of convertible debt	1,141,330	1,940	1,940				3,880
Issuance of new shares	11,240,000	30,084	30,077				60,161
Exercise of stock option	87,800	161	161				322
Issuance cost of new stock			(207)				(207)
Treasury stock issued upon stock exchange			6			31	37
Purchase of treasury stock						(56)	(56)

Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040

Comprehensive income:
Net income				40,949			40,949
Other comprehensive income (loss):
Foreign currency translation adjustments					9,391		9,391
Unrealized gains from securities, net of reclassification adjustment					1,086		1,086
Minimum pension liability adjustment					(59)		(59)

Total comprehensive income							51,367

Dividends paid				(3,569)			(3,569)
Conversion of convertible debt	2,032,966	4,242	4,240				8,482
Exercise of stock option	123,400	227	250				477
Issuance cost of new stock			(49)				(49)
Purchase of treasury stock						(89)	(89)

Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				39,932			39,932
Other comprehensive income (loss):
Foreign currency translation adjustments					6,949		6,949
Unrealized gains (losses) from securities, net of reclassification adjustment					(539)		(539)
Minimum pension liability adjustment					(25)		(25)
Total comprehensive income							46,317
Adjustment to initially apply SFAS No. 158, net of tax					403		403
Total							46,720
Dividends paid				(5,786)			(5,786)
Exercise of stock option	119,200	219	234				453
Issuance cost of new stock			(5)				(5)
Purchase of treasury stock						(25)	(25)

Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2006	$556,112	$578,060	$1,070,174	$31,114	$(2,007)	$2,233,453
Comprehensive income:
Net income			338,263			338,263
Other comprehensive income (loss):
Foreign currency translation adjustments				58,865		58,865
Unrealized gains (losses) from securities, net of reclassification adjustment				(4,566)		(4,566)
Minimum pension liability adjustment				(212)		(212)
Total comprehensive income						392,350
Adjustment to initially apply SFAS No. 158, net of tax				3,414		3,414
Total						395,764
Dividends paid			(49,013)			(49,013)
Exercise of stock option	1,855	1,982				3,837
Issuance cost of new stock		(42)				(42)
Purchase of treasury stock					(212)	(212)

Balance at March 31, 2007	$557,967	$580,000	$1,359,424	$88,615	$(2,219)	$2,583,787

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Cash flows from operating activities:
Net income	¥ 33,455	¥ 40,949	¥ 39,932	$ 338,263
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,528	26,285	29,997	254,104
Amortization	577	341	690	5,845
Gain from marketable securities, net	(1,586)	(3,869)	(943)	(7,988)
Loss on sales, disposal and impairment of property, plant and equipment	1,479	189	1,737	14,714
Deferred income taxes	2,537	1,586	(995)	(8,429)
Minority interest in income of consolidated subsidiaries	10,954	8,170	8,130	68,869
Equity in net losses of affiliated companies	34	46	73	618
Loss (gain) on derivative instruments, net	175	(75)	11	93
Loss (gain) on sale of investments in affiliated companies	3	-	(54)	(457)
Foreign currency adjustments	(752)	(4,237)	368	3,117
Accrual for pension and severance costs, net payments	(9,352)	(2,924)	(1,908)	(16,163)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(15,132)	(9,806)	(10,414)	(88,217)
(Increase) decrease in inventories	(3,254)	(10,256)	1,805	15,290
Increase (decrease) in notes and accounts payable	968	7,943	(4,223)	(35,773)
Increase in accrued income taxes	2,303	601	2,491	21,101
Other	396	989	(1,974)	(16,721)

Net cash provided by operating activities	¥ 44,333	¥ 55,932	¥ 64,723	$ 548,266

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Cash flows from investing activities:
Additions to property, plant and equipment	¥ (37,257)	¥ (43,185)	¥ (39,144)	$ (331,588)
Proceeds from sales of property, plant and equipment	2,510	1,505	1,089	9,225
Purchases of marketable securities	(3)	(329)	(4)	(34)
Proceeds from sales of marketable securities	2,739	4,083	1,071	9,072
Investments in and advances to affiliated companies	-	(725)	-	-
Proceeds from sales of investments in affiliated companies	344	-	774	6,557
Acquisitions of consolidated subsidiaries, net of cash acquired	23	-	(25,322)	(214,502)
Payments for additional investments in subsidiaries	(12,103)	(5,283)	(16,588)	(140,517)
Proceeds from sale of investment in subsidiaries	-	-	135	1,144
Other	(2,141)	(41)	(946)	(8,013)

Net cash used in investing activities	(45,888)	(43,975)	(78,935)	(668,656)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(57,824)	13,080	22,649	191,859
Proceeds from issuance of long-term debt	2,868	100	-	-
Repayments of long-term debt	(4,442)	(3,130)	(6,696)	(56,722)
Proceeds from issuance of new shares	60,133	454	438	3,710
Dividends paid	(2,388)	(3,569)	(5,786)	(49,013)
Other	(841)	(1,591)	(1,662)	(14,078)

Net cash (used in) provided by financing activities	(2,494)	5,344	8,943	75,756

Effect of exchange rate changes on cash and cash equivalents	768	4,667	1,974	16,722
Net (decrease) increase in cash and cash equivalents	(3,281)	21,968	(3,295)	(27,912)
Cash and cash equivalents at beginning of year	73,392	70,111	92,079	780,000

Cash and cash equivalents at end of year	¥ 70,111	¥ 92,079	¥ 88,784	$ 752,088

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacturing and marketing of i) small precision motors, which include spindle motors for computer hard disk drives, motors for optical disk drives, small precision fans and other small motors; ii) mid-size motors, which are used in automobiles, various electric household appliances and industrial equipment; iii) machinery, which includes, power transmission equipment, semi-conductor manufacturing supplies, test systems, measuring equipment, card readers, industrial robots and factory automation systems. iv) electronic and optical components, which include camera shutters, camera lends units, encoders, switches, trimmer potentiometers, motor driven actuator units, optical pickup units, processing and precision plastic mold products. v) other products, which include auto parts, pivot assemblies and other services. Manufacturing operations are located primarily in Asia (China, Singapore, Thailand and the Philippines), and NIDEC has sales subsidiaries primarily in Asia, North America and Europe.

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

NIDEC does not hold any interests in variable interest entities, therefore does not provide the disclosure required by FIN No.46R “Consolidation of Variable Interest Entities – an interpretation of ARB No.51”.

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

Derivative financial instruments -

NIDEC employs derivative financial instruments, including interest rate swaps, interest rate currency swaps, interest rate caps agreements and foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivative contracts are marked to market and changes in value, both increases and decreases, are recognized directly in the consolidated statement of income. No derivatives are designated as hedges or accounted for as hedges.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method to reflect the manner in which the machinery is used due to short product cycles and rapid technology changes by the Company, its Japanese subsidiaries and its Thai manufacturing subsidiary, which mainly produce high-end spindle motors for hard disk drives and are usually the first to commence production of new products, and on the straight-line method for foreign subsidiary companies (except for the Thai subsidiary manufacturing as described above) at rates based on the estimated useful lives of the assets. Estimated useful lives range from 10 to 20 years for most spindle motor factories, from 7 to 47 years for factories to produce other products, 50 years for the head office and sales offices, from 2 to 22 years for leasehold improvement, and from 2 to 15 years for machinery and equipment.

Depreciation expense amounted to ¥21,528 million, ¥26,285 million, and ¥29,997 million ($254,104 thousand) for the years ended March 31, 2005, 2006, and 2007, respectively.

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

Goodwill -

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize impairment.

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

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥304 million, ¥277 million, and ¥337 million ($2,855 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

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

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. NIDEC’s other comprehensive income is primarily comprised of unrealized gains and losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments to recognize pension liabilities associated with NIDEC’s defined benefit pension plans.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Stock-based compensation-

NIDEC elected to apply Accounting Principle Board Opinion (“APB”) No. 25 in accounting for its stock-based compensation plans approved on May 14, 2003. Under APB No.25, no compensation expense was recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock.

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. NIDEC adopted FAS No. 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of FAS 123R did not have any material impact on NIDEC’s consolidated financial position, consolidated results of operations, or liquidity.

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the years ended March 31, 2005, 2006 and 2007, if the fair value based method had been used.

	Yen in millions (except for per share data)			U.S. dollars in thousands (except for per share data)
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Net income, as reported	¥ 33,455	¥ 40,949	¥ 39,932	$ 338,263
Deduct:
Stock-based employee compensation cost	(194)	-	-	-

Pro forma net income	¥ 33,261	¥ 40,949	¥ 39,932	$ 338,263

Net income per share:
Basic-as reported	¥ 239.87	¥ 285.47	¥ 276.03	$ 2.34
Basic-pro forma	¥ 238.48	-	-	-

Diluted-as reported	¥ 228.29	¥ 275.05	¥ 268.25	$ 2.27
Diluted-pro forma	¥ 226.97	-	-	-

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income and the consolidated statements of cash flows for the years ended March 31, 2005 and 2006 to conform to the current year presentation. Such reclassifications have no effect on income and cash flows.

Accounting Changes

In September 2006, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. NIDEC adopted SAB 108 in the year ended March 31, 2007. SAB108 did not have a material impact on its current process for assessing and quantifying financial statement misstatements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS 158 also requires that the measurement of plan assets and benefit obligations be as of the date of the employer’s statement of financial position, not up to three months earlier as had been permitted by Statements 87 and 106. The measurement date provision of SFAS 158 is effective for fiscal years ending after December 15, 2008. NIDEC adopted recognition and related disclosure provisions at the end of this fiscal year and the effect is described in note No. 15 “Pension and severance plans”.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements to be adopted in future periods

In July, 2006, the Financial Accounting Standards Board (the “FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. NIDEC is currently evaluating the potential impact from adopting FIN 48 on its consolidated financial position, consolidated results of operations, or liquidity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for fiscal years beginning after November 15, 2007. NIDEC is currently evaluating the potential impact from adopting SFAS 157 on its consolidated financial position, results of operation or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of FASB Statement No. 115”. SFAS 159 enables entities to choose measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. NIDEC is currently evaluating the potential impact from adopting SFAS 159 on its consolidated financial position, results of operation or liquidity.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥118.05 = U.S. $1, the approximate current exchange rate at March 31, 2007, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2007.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

4. Acquisitions and dispositions:

NIDEC made no significant business acquisitions or disposal for the year ended March 31, 2005 and 2006.

On November 8, 2006, NIDEC acquired a 98.9% share in Fujisoku Corporation (“FSKC”). FSKC manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments. The purchase consideration for FSKC was ¥1,031 million ($8,734 thousand) and acquired 145,956 shares and as the result, goodwill of ¥1,987 million ($16,832 thousand) was recognized at the acquisition date. NIDEC believes further synergies with FSKC in R&D activities, manufacturing and sales will significantly enhance NIDEC’s product portfolio and ability to meet increasing customer requirements as well as increasing corporate value of both companies. The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141, “Business Combinations”.

On December 27, 2006, NIDEC acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, NIDEC has included seven additional companies (“NMA group”) in its scope of consolidation as wholly owned subsidiaries of NIDEC. NMA group manufactures motors and actuators for automobiles such as air flow system, body closure system, occupant positioning system, brake system and etc. By acquiring NMA group NIDEC expects to enhance its business channel in automobile industry, assimilate motor engineers and expand overseas business.

The purchase consideration of NMA Group voting rights was ¥15,710 million ($133,079 thousand) at the acquisition date. Under the purchase method of accounting, the total cost of the acquisition has been allocated to NMA Group’s acquired assets and assumed liabilities based on their respective fair values at the date of the acquisition and a goodwill of ¥6,772 million ($57,366 thousand) was recorded. NIDEC has obtained preliminary third-party valuations of property, plant and equipment, intangible assets, and certain other assets and liabilities. Because of the proximity of this transaction to year end, the values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

On February 23, 2007, NIDEC acquired a 87.1% share in Brilliant Manufacturing Limited (“BML”). BML is engaged in manufacturing and sales of base plate die-casting and top cover used in hard disk drives. By acquiring BML, NIDEC increased its manufacturing capability in Asia and consequently, expects to geographically supplement its synergy among manufacturing subsidiaries of NIDEC. NIDEC also expects to accelerate in-house manufacturing capability and strengthen NIDEC competitiveness to maximize corporate value. The purchase consideration for the acquisition of BML was ¥13,532 million ($114,629 thousand) and acquired 406,031,100 shares at the acquisition date. Under the purchase method of accounting, the assets and liabilities of BML were recorded at their estimated respective fair values as of the date of the acquisition. NIDEC recorded a goodwill of ¥8,134 million ($68,903 thousand). Because of the proximity of this transaction to year end, the values of certain assets and liabilities are based on preliminary management estimation and are subject to adjustment as additional information is obtained; therefore the allocation of the purchase price and the valuation of the assets and liabilities are subject to refinement.

NIDEC will have 12 months from the closing of the acquisitions to finalize the applicable valuations. Changes to the valuation may result in adjustments to the fair value of certain identifiable intangible assets acquired.

NIDEC has not identified any material unrecorded pre-acquisition contingencies. Prior to the end of the one-year purchase price allocation period, if information becomes available which would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2006 and 2007, as if the acquisition in these companies had occurred on April 1, 2005. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31 (Unaudited)		For the year ended March 31, 2007
	2006	2007	(Unaudited)

Pro forma net sales	¥ 588,321	¥ 665,328	$ 5,635,985
Pro forma net income	38,424	38,012	321,999

	Yen		U.S. dollars
Pro forma net income per common share
－basic	¥ 267.86	¥ 262.76	$ 2.23
－diluted	258.10	255.35	2.16

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The assets acquired and liabilities assumed on consolidation are as follows:

	Yen in millions				U.S. dollars in thousands
	For the year ended March 31, 2007				For the year ended March 31, 2007
	NMA	FSKC	BML	TOTAL
Cash and cash equivalents	¥ 3,681	¥ 346	¥ 924	¥ 4,951	$ 41,940
Accounts receivable	6,043	1,681	1,598	9,322	78,966
Inventories	1,901	1,348	1,241	4,490	38,035
Other current assets	787	551	679	2,017	17,086
Property, plant and equipment	8,923	1,324	5,984	16,231	137,493
Goodwill	6,772	1,987	8,134	16,893	143,100
Other non-current assets	10,688	478	1,400	12,566	106,446

Total assets acquired	38,795	7,715	19,960	66,470	563,066

Short-term borrowings and current portion of long-term debt	(7,936)	(2,222)	(2,599)	(12,757)	(108,064)
Accounts payable	(5,303)	(1,647)	(650)	(7,600)	(64,379)
Other current liabilities	(2,048)	(391)	(1,507)	(3,946)	(33,427)
Long-term debt	(176)	(1,951)	(550)	(2,677)	(22,677)
Other non-current liabilities	(7,622)	(473)	(150)	(8,245)	(69,843)

Total liabilities assumed	(23,085)	(6,684)	(5,456)	(35,225)	(298,390)

Minority interest	-	(0)	(972)	(972)	(8,234)
Purchase price	15,710	1,031	13,532	30,273	256,442
Cash acquired	(3,681)	(346)	(924)	(4,951)	(41,940)

Net cash paid (acquired)	¥ 12,029	¥ 685	¥ 12,608	¥ 25,322	$ 214,502

The ¥16,893 million of goodwill was assigned to each operating segments as follows.

	Yen in millions	U.S. dollars in thousands
	March 31, 2007	March 31, 2007
NCJ	¥ 14,906	$ 126,268
NCEL	1,987	16,832
	¥ 16,893	$ 143,100

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

A summary of the major identified capitalized intangible assets and related amortization is as follows.

	Years	Yen in millions		U.S dollars in thousands
	weighted average amortization period	March 31, 2007		March 31, 2007
		Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Proprietary technology	10	¥ 2,364	¥ 59	$ 20,025	$ 500
Customer relationships	12	7,277	152	61,643	1,287
Other	2 to 10	360	34	3,050	288

Total		¥ 10,001	¥ 245	$ 84,718	$ 2,075

Material intangible asset has not been identified to be disclosed with regard to the business acquisition of FSKC.

There was no material pre-existing contractual relationship under the Emerging Issues Task Force 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”, in relation to these business acquisitions.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

5. Goodwill and other intangible assets

Intangible assets subject to amortization are summarized as follows:

	Yen in millions				U.S dollars in thousands
	March 31				March 31,
	2006		2007		2007
	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Patent rights	¥ 67	¥ 16	¥ 458	¥ 99	$ 3,880	$ 839
Proprietary technology	-	-	2,364	59	20,025	500
Customer relationships	-	-	7,277	152	61,643	1,287
Software	2,276	1,052	3,928	1,666	33,274	14,113
Other	491	161	1,231	228	10,428	1,931
Total	¥ 2,834	¥ 1,229	¥ 15,258	¥ 2,204	$ 129,250	$ 18,670

The weighted average amortization period for patent rights, proprietary technology, customer relationships and software are 10 years, 10 years, 12 years and 5 years, respectively.

Total amortization of intangible assets for the year ended March 31, 2005, 2006 and 2007 amounted to ¥225 million, ¥192 million and ¥542 million ($4,591 thousand), respectively.

Total indefinite live intangible assets amounted to ¥70 million and ¥142 million ($1,203 thousand) for the year ended March 31, 2006 and 2007, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in Millions	U.S. dollars in thousands
2008	¥ 1,628	$ 13,791
2009	1,614	13,672
2010	1,348	11,419
2011	1,231	10,428
2012	1,136	9,623

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC has completed the annual impairment test for existing goodwill as required by SFAS No. 142. For the years ended March 31, 2005, 2006 and 2007, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2005, 2006 and 2007, no goodwill impairment loss has been recorded.

The carrying amounts of goodwill by operating segment as of March 31, 2006 and 2007 are as follows. Operating segment information is described at note No.25 (2).

	Yen in Millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
NCJ	¥ 43,572	¥ 65,099	$ 551,453
NCPL	312	312	2,643
NSCJ	81	81	686
NTSC	156	156	1,321
NCEL	78	2,065	17,493
NSNK	67	67	567

	¥ 44,266	¥ 67,780	$ 574,163

The changes in the carrying amount of goodwill for the year ended March 31, 2006 and 2007 are as follows:

	Yen in Millions		U.S. dollars in thousands
	2006	2007	2007
Balance as of April 1	¥ 40,664	¥ 44,266	$ 374,977
Acquired during the year	3,602	26,373	223,405
Purchase price allocation adjustments	-	(2,859)	(24,219)

Balance as of March 31	¥ 44,266	¥ 67,780	$ 574,163

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

6. Supplemental cash flow information:

Cash payments for income taxes were ¥8,007 million, ¥13,026 million and ¥15,965 million ($135,239 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Interest payments during the years ended March 31, 2005, 2006 and 2007 were ¥853 million, ¥1,348 million and ¥1,907 million ($16,154 thousand), respectively.

Tax benefits related to stock-based compensation plan of ¥23 million and ¥16 million ($136 thousand) were classified as an operating cash flow for the year ended March 31, 2006 and 2007, respectively.

Because of the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, NIDEC’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, NIDEC recognized a gain of ¥1,123 million for the year ended March 31, 2006, which is included in ¥3,869 million of “Gain from marketable securities, net”.  Because of the share exchange of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., LTD., on September 1, 2006, NIDEC’s shares of SMBC Friend Securities Co., LTD. were exchanged for the shares of the company, Sumitomo Mitsui Financial Group. As a result of this share exchange, NIDEC recognized a gain of ¥45 million ($381 thousand) for the year ended March 31, 2007, which is included in ¥943 million ($7,988 thousand) of “Gain from marketable securities, net”.

Capital lease obligations of ¥2,440 million, ¥1,995 million and ¥1,281 million ($10,851 thousand) were incurred for the years ended March 31, 2005, 2006 and 2007, respectively.

Conversions of convertible debt into common stock were ¥3,880 million and ¥8,482 million for the years ended March 31, 2005 and 2006, respectively. No impact for the year ended March 31, 2007.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

7. Allowance for doubtful accounts:

An analysis of activity within the allowance for doubtful accounts relating to trade notes and accounts receivable and notes receivable for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2005	2006	2007	2007
Allowance for doubtful accounts at beginning of year	¥ 623	¥ 484	¥ 538	$ 4,557
Provision for doubtful accounts	281	1,108	1,784	15,112
Collection	(2)	(6)	(2)	(17)
Write-offs	(329)	(261)	(422)	(3,575)
Write-backs	(100)	(814)	(677)	(5,735)
Acquisition and other	3	0	39	331
Translation adjustment and other	8	27	10	85
Allowance for doubtful accounts at end of year	¥ 484	¥ 538	¥ 1,270	$ 10,758

8. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Finished goods	¥ 25,924	¥ 26,960	$ 228,378
Raw materials	14,145	17,324	146,751
Work in process	16,662	16,405	138,966
Project in progress	893	1,212	10,267
Supplies and other	2,850	2,407	20,390
	¥ 60,474	¥ 64,308	$ 544,752

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

9. Other current assets:

Other current assets as of March 31, 2006 and 2007 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Other receivable	¥ 3,999	¥ 6,501	$ 55,070
Deferred tax assets (Note 19)	4,451	6,454	54,672
Time deposit	2,909	3,541	29,996
Other	3,897	4,742	40,169
	¥ 15,256	¥ 21,238	$ 179,907

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

10. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

Yen in millions
March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥ 7,636	¥ 12,103	¥ 63	¥ 19,676
Securities not practicable to fair value
Equity securities	¥ 1,652

Yen in millions
March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥ 7,361	¥ 12,794	¥ 37	¥ 20,118
Securities not practicable to fair value
Equity securities	¥ 1,687

	U.S. dollars in thousands
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$62,355	$ 108,377	$ 313	$ 170,419
Securities not practicable to fair value
Equity securities	$ 14,291

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

During the year ended March 31, 2005, 2006 and 2007, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥195 million, increased by ¥1,086 million and decreased by ¥539 million ($4,566 thousand), respectively.

Proceeds from sales of available-for-sale securities were ¥2,739 million, ¥4,083 million and ¥1,611 million ($13,647 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. On those sales, gross realized gains were ¥1,618 million, ¥3,756 million and ¥1,118 million ($9,471 thousand) and gross realized losses were ¥0 million, ¥50 million and ¥0 million ($0 thousand), respectively.

Based on the business combination of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., as of October 1, 2005, NIDEC recorded a gain, amounting to ¥1,123 million from the exchange of NIDEC’s shares in UFJ Holdings to those of the new company, Mitsubishi UFJ Financial Group in accordance with the Emerging Issues Task Force 91-5 “Nonmonetary Exchange of Cost-Method Investments” (“EITF 91-5”).

Based on the business combination of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd. as of September 1, 2006, NIDEC recorded a gain, amounting to ¥45 million ($381 thousand) from the exchange of NIDEC’s shares in SMBC Friend Securities to those of the new company, Sumitomo Mitsui Financial Group in accordance with EITF 91-5.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2007.

	Yen in millions		Yen in millions
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥ 97	¥ 11	¥ 493	¥ 26

	U.S. dollars in thousands		U.S. dollars in thousands
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	$ 822	$ 93	$ 4,176	$ 220

NIDEC presumes a decline in value of investment securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary.As of March 31, 2007, NIDEC determined that the decline in value for investment securities with unrealized losses shown in the above table is temporary in nature.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

11. Investments in and transactions with affiliated companies:

Summarized financial information for affiliated companies accounted for using the equity method, which is presented based on accounting principles generally accepted in the United States of America, is shown below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Current assets	¥ 5,736	¥ 5,368	$ 45,472
Non-current assets	6,698	8,250	69,886
Total assets	¥ 12,434	¥ 13,618	$ 115,358
Current liabilities	¥ 4,382	¥ 8,445	$ 71,538
Long-term liabilities	747	217	1,838
Shareholders’ equity	7,305	4,956	41,982
Total liabilities and shareholders’ equity	¥ 12,434	¥ 13,618	$ 115,358
NIDEC’s share of shareholders’ equity	¥ 2,377	¥ 1,915	$ 16,222
NIDEC’s investment in equity-method affiliates	¥ 2,696	¥ 2,035	$ 17,238
Loan receivable from affiliated companies	¥ 172	¥ 159	$ 1,347
Number of affiliated companies at end of period	5	4

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,

	2005	2006	2007	2007
Net revenues	¥ 10,319	¥ 9,504	¥ 11,693	$ 99,051
Gross profit	¥ 1,088	¥ 972	¥ 957	$ 8,107
Net income	¥ 45	¥ 182	¥ 31	$ 263
NIDEC’s share of net (loss) income	¥ (17)	¥ 35	¥ (16)	$ (135)
Adjustments	(17)	(81)	(57)	(483)
Equity loss	¥ (34)	¥ (46)	¥ (73)	$ (618)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

As of March 31, 2006, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NTN-Nidec (Zhejiang) Corporation (“NNSC”) (40.00%), NTN-Nidec (Thailand) Co., Ltd. (“NNTC”) (40.00%), Nidec Development Philippines Corporation (“NDF”) (39.99%), Copal Yamada Corporation (“CYC”) (28.59%) and Seijin-Sankyo Control Devices Co., Ltd. (“SCD”) (22.28%).

As of March 31, 2007, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NNSC (40.00%), NNTC (40.00%), NDF (39.99%) and, CYC (28.59%).

An affiliated company, SCD, accounted for using the equity method with carrying amounts of ¥338 million (1 company, SCD) as of March 31, 2006 were quoted on various established stock markets at an aggregate market capitalization of ¥1,243 million. NIDEC’s interest in SCD was sold during the year ended March 31, 2007.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Trade notes and accounts receivable	¥ 727	¥ 597	$ 5,057
Trade notes and accounts payable	¥ 1,111	¥ 1,416	$ 11,995

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Sales of products	¥ 270	¥ 757	¥ 1,739	$ 14,731
Purchases of goods	¥ 2,870	¥ 4,503	¥ 9,822	$ 83,202

For the year ended March 31, 2006, sales of products according to transactions with affiliated companies increased mainly due to an increase of sales to NNSC.

On the other hand, purchases of goods according to transactions with affiliated companies for the year ended March31, 2006 increased compared to the year ended March 31, 2005, mainly due to an increase in the transaction with NNSC.

For the year ended March 31, 2007, sales of products according to transactions with affiliated companies increased mainly due to the increase of sales to NNTC.

On the other hand, purchases of goods according to transactions with affiliated companies for the year ended March31, 2007 increased compared to the year ended March 31, 2006, mainly due to an increase in the transaction with NNSC and NNTC.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2005, 2006 and 2007 were ¥33 million, ¥35 million and ¥40 million ($339 thousand), respectively.

12. Other non-current assets:

Other non-current assets as of March 31, 2006 and 2007 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Intangible assets *1	¥ 1,605	¥ 13,054	$110,580
Deferred tax assets	5,404	8,684	73,562
Other *2	2,724	3,202	27,125

	¥ 9,733	¥ 24,940	$ 211,267

Notes:

*1. “Intangible assets” information is described at note No. 5 “Goodwill and other intangible assets”

*2. “Other” primarily consists of other investments and other assets.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2006 and 2007 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Loans, principally from banks with average interest at March 31, 2006 of 3.46% and at March 31, 2007 of 3.13% per annum, respectively	¥ 43,621	¥ 78,848	$ 667,920

At March 31, 2007, NIDEC had unused lines of credit amounting to ¥62,180 million ($526,726 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Long-term debt at March 31, 2006 and 2007 comprises the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Secured loans, representing obligations principally to banks Due 2008 in 2006 with interest ranging 1.89% per annum in 2006 Due 2008 in 2007 with interest ranging 2.07% per annum in 2007	¥ 74	¥ 42	$ 356
Unsecured loans, representing principally to banks Due 2006 to 2026 in 2006 with interest ranging from 0.00% to 4.70% per annum in 2006 Due 2007 to 2026 in 2007 with interest ranging from 0.00% to 6.40% per annum in 2007	3,448	1,630	13,807
Zero coupon 0.0% convertible bonds, due 2008 2006: Convertible currently at ¥6,914 ($59) for one common share, redeemable before due date (note) 2007: Convertible currently at ¥6,914 ($59) for one common share, redeemable before due date (note)	27,413	27,251	230,843
Long-term capital lease obligations Due 2006 to 2015 in 2006, with interest from 1.00% to 6.04% per annum in 2006 Due 2007 to 2015 in 2007, with interest from 1.25% to 5.85% per annum in 2007	5,846	5,853	49,581

	36,781	34,776	294,587
Less - Current portion due within one year	(4,647)	(3,216)	(27,243)

	¥ 32,134	¥ 31,560	$ 267,344

Note:

1. Detail of Zero coupon 0.0% convertible bonds, due 2008 is as follow;

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Principal amount	¥ 27,000	¥ 27,000	$ 228,717
Unamortized discount	413	251	2,126

Total	¥ 27,413	¥ 27,251	$ 230,843

2. The yen denominated zero coupon convertible bonds with stock acquisition rights due 2008, which are listed at London Stock Exchange, were issued on October 17, 2003, and are redeemable at 100% of face value on October 17, 2008 (maturity date). The face value of the bonds was ¥30,000 million ($254,130 thousand) and the issue price was 103.00% of the face value.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions	U.S. dollars in thousands
2008	¥ 3,216	$ 27,243
2009	28,924	245,015
2010	1,628	13,791
2011	606	5,133
2012	226	1,914
2013 and thereafter	¥ 176	$ 1,491

At March 31, 2007, lands and buildings with carrying value of ¥330 million ($2,795 thousand), and ¥277 million ($2,346 thousand), respectively, were pledged as collateral for bankc borrowings.

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

14. Other current liabilities:

Other current liabilities as of March 31, 2006 and 2007 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Accrued expenses	¥ 14,690	¥ 16,802	$ 142,330
Income taxes payable	6,838	9,668	81,898
Payable for property, plant and equipment	3,764	4,139	35,061
Other	3,517	5,031	42,617

	¥ 28,809	¥ 35,640	$ 301,906

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

For the year ended March 31, 2007, NIDEC made some business acquisitions and as the results, assumed pension liabilities of ¥4,587 million ($38,856 thousand), mainly composed of foreign companies’ liabilities. Under these pension plans, pension payments mainly based on current rates of pay and length of service and many plans has not been funded.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. NIDEC adopted SFAS 158 effective March 31, 2007. The impact of the adoption of SFAS 158 has been reflected within NIDEC’s consolidated financial statements as of March 31, 2007. The incremental effect of applying SFAS 158 is as follows:

	Yen in millions
	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Other non-current assets	¥ 25,236	¥ (296)	¥ 24,940
Total assets	¥ 662,919	¥ (296)	¥ 662,623

Total current liabilities	¥ 235,369	¥ -	¥ 235,369
Accrued pension and severance costs	13,735	(722)	13,013
Total long-term liabilities	56,507	(722)	55,785
Minority interest in consolidated subsidiaries	66,430	23	66,453
Accumulated other comprehensive loss:
Minimum pension liability adjustment	(140)	140	-
Pension liability adjustments	-	263	263

Total shareholders’ equity	304,613	403	305,016

Total liabilities and shareholders’ equity	¥ 662,919	¥ (296)	¥ 662,623

Index to Consolidated Financial Statements and Information

 NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

NIDEC uses mainly a December 31 measurement date for Japanese plans.

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Change in benefit obligation:
Benefit obligation at beginning of year	¥ 14,853	¥ 14,379	$ 121,804
Service cost	609	667	5,650
Interest cost	295	325	2,753
Actuarial (gain) loss	(52)	410	3,473
Acquisition and other	-	652	5,523
Curtailment/Settlement	(63)	-	-
Benefits paid	(1,263)	(1,074)	(9,097)

	14,379	15,359	130,106

Change in plan assets:
Fair value of plan assets at beginning of year	5,047	5,962	50,504
Actual return on plan assets	762	437	3,702
Employer contribution	777	760	6,438
Acquisition and other	-	294	2,490
Curtailment/Settlement	(33)	-	-
Benefits paid	(591)	(400)	(3,388)

Fair value of plan assets at end of year	5,962	7,053	59,746

Funded status	8,417	¥ 8,306	$ 70,360
Unrecognized actuarial loss	117
Unrecognized prior service cost	566

	¥ 9,100

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007

Accrued pension and severance costs	¥ 9,381	¥ 8,306	$ 70,360
Accumulated other comprehensive income	(281)	-	-

Net amounts recognized	¥ 9,100	¥ 8,306	¥ 70,360

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Actuarial loss	¥ -	¥ (146)	$ (1,237)
Prior service cost	-	504	4,269
Pension liability adjustments, pre-tax	¥ -	¥ 358	$ 3,032

The accumulated benefit obligation for all defined benefit pension plans were ¥13,458 and ¥14,324 million ($121,338 thousand) for the year ended March 31, 2006 and 2007, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Projected benefit obligations	¥ 14,345	¥ 15,326	$ 129,826
Accumulated benefit obligations	13,424	14,291	121,059
Fair value of plan assets	5,928	7,021	59,475

Weighted-average assumptions used to determine benefit obligations as of March 31, 2006 and 2007 are as follows:

	March 31
	2006	2007
Discount rate	1.5-3.1%	1.3-2.7%
Rate of compensation increase	0.0-3.5%	1.0-3.5%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2005, 2006 and 2007 are as follows:

For the year ended
March 31
	2005	2006	2007
Discount rate	1.0-2.3%	1.0-2.5%	1.5-3.1%
Expected return on plan assets	0.8-3.5%	0.8-3.0%	0.8-3.0%
Rate of compensation increase	0.0-6.2%	0.0-3.5%	0.0-3.5%

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Components of net periodic (benefit) cost:
Service cost	¥ 1,048	¥ 609	¥ 667	$ 5,650
Interest cost	871	295	325	2,753
Expected return on plan assets	(382)	(101)	(155)	(1,313)
Amortization of net actuarial loss (gain)	28	3	(38)	(322)
Amortization of prior service credit	(62)	(62)	(62)	(525)
Settlement loss resulted from the transfer of the substitutional portion	39	-	-	-
Gains from curtailments	(1,842)	-	-	-
Gains from settlements	(6,735)	(30)	-	-

Net periodic pension cost	¥ (7,035)	¥ 714	¥ 737	$ 6,243

Unrecognized prior service cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2008 are ¥62 million ($525 thousand) and ¥5 million ($42 thousand), respectively.

In the year ended March 31, 2005, the accounting for the settlement for a substitutional portion of EPF at the Company in accordance with EITF Issue No. 03-02 are as follows:

March 31,
2005
Accumulated benefit obligations for a substitutional portion of EPF	¥ 3,130
Related government-specified portion of plan assets of EPF transferred to the government	1,740
Subsidy	1,390
Proportionate amount of net unrecognized loss related to the entire EPF	(39)
Periodic pension costs related to the settlement for a substitutional portion of EPF	(39)
Net settlement gain for a substitutional portion of EPF	¥ 1,351

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Foreign plans:

NIDEC uses mainly a March 31 measurement date for foreign plans.

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Change in benefit obligation:
Benefit obligation at beginning of year	¥ 251	¥ 377	$ 3,194
Service cost	115	172	1,457
Interest cost	26	57	483
Actuarial loss (gain)	(5)	5	42
Acquisition and other	-	4,229	35,824
Foreign currency exchange rate changes	42	9	76
Benefits paid	(52)	(65)	(551)

	377	4,784	40,525

Change in plan assets:
Fair value of plan assets at beginning of year	72	57	483
Actual return on plan assets	1	8	68
Employer contribution	6	32	271
Foreign currency exchange rate changes	9	(5)	(42)
Benefits paid	(31)	(15)	(128)

Fair value of plan assets at end of year	57	77	652

Funded status	320	¥ 4,707	$ 39,873
Unrecognized actuarial loss	3

	¥ 323

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007

Accrued pension and severance costs	¥ 323	¥ 4,707	$ 39,873

Net amounts recognized	¥ 323	¥ 4,707	$ 39,873

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Actuarial loss	¥ -	¥ 0	$ 0
Pension liability adjustments, pre-tax	¥ -	¥ 0	$ 0

The accumulated benefit obligation for all defined benefit pension plans were ¥377 and ¥4,529 million ($38,365 thousand) for the year ended March 31, 2006 and 2007, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Projected benefit obligations	¥ 377	¥ 4,784	$ 40,525
Accumulated benefit obligations	377	4,529	38,365
Fair value of plan assets	57	77	652

Discount rate and rate of compensation used to determine benefit obligations as of March 31, 2007 are 4.3% and 2.5%, respectively.

Dicount rate and rate of compensation used to determine net pension and severance costs for the years ended March 31, 2007 are 4.3% and 2.5%, respectively.

The assumptions used before March 31, 2006 and expected return on plan assets have not material impact for NIDEC’s consolidated financial statement.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Components of net periodic (benefit) cost:
Service cost	¥ 58	¥ 115	¥ 172	$ 1,457
Interest cost	5	26	57	483
Expected return on plan assets	(5)	(3)	(9)	(76)

Net periodic pension cost	¥ 58	¥ 138	¥ 220	$ 1,864

There are no estimated prior service credit and net actuarial gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2008.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Japanese plans and foreign plans:

The weighted-average asset allocations of NIDEC’s pension plans are as follows:

Assets Category	Asset allocation of pension plans
	Actual (%)		Target (%)
	March 31, 2006	March 31, 2007	March 31, 2008
Equity securities	42	37	36
Debt securities	18	23	22
Life insurance company general accounts	32	26	29
Others	8	14	13

Total	100	100	100

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

NIDEC expects to contribute approximately ¥742 million ($6,285 thousand) to its defined benefit plans for the year ending March 31, 2008.

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions		U.S. dollars in thousands
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
2008	¥ 1,363	¥ 110	$ 11,546	$ 932
2009	1,038	118	8,793	1,000
2010	1,163	129	9,852	1,093
2011	1,320	140	11,182	1,186
2012	1,027	163	8,700	1,381
Years 2013-2016	¥ 4,235	¥ 1,068	$ 35,875	$ 9,047

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Certain subsidiaries have a number of defined multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥188, ¥216 and ¥218 million ($1,847 thousand) for the year ended March 31, 2005, 2006 and 2007, respectively and NIDEC expects to contribute approximately ¥221 million ($1,872 thousand) for the year ending March 31, 2008.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥244, ¥403 and ¥379 million ($3,211 thousand) for the year ended March 31, 2005, 2006 and 2007, respectively and NIDEC expects to contribute approximately ¥1,259 million ($10,665 thousand) for the year ending March 31, 2008.

16. Other long-term liabilities:

Other long-term liabilities as of March 31, 2006 and 2007 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Deferred tax liabilities	¥ 2,371	¥ 4,614	$ 39,085
Long-term accrued liabilities	5,747	4,271	36,180
Other	3,247	2,327	19,712

	¥ 11,365	¥ 11,212	$ 94,977

“Other” primarily consists of revenue received in advance, and other.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

17. Shareholders’ equity:

In June 2004, the Company issued 5,620,000 shares of common stock in a public offering in Japan, and received proceeds in the amount of ¥59,954 million ($507,870 thousand).

On November 18, 2005, the Company completed a two-for-one stock split. The number of shares issued was 71,542,257 shares. There was no increase in the common stock account in accordance with the related Japanese law. All per share amounts have been restated to reflect the retroactive effect of the stock split.

Conversions of convertible debt into common stock are accounted for in accordance with the provisions of the related Japanese law by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The Japanese Company Law provides that an amount equal to 10% of cash dividends from retained earnings by the Company and its Japanese subsidiaries must be appropriated as a legal reserve. No further appropriations are required when the sum of the legal reserves reached 25% of stated capital. These reserves are currently exceeds 25% of stated capital and are available for dividends under the Japanese Corporate Law subject to approval at the shareholders’ meeting. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥62,217 million and ¥70,798 million ($599,729 thousand) for the year ended March 31, 2006 and 2007, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2007 includes amounts representing final cash dividends of ¥3,618 million ($30,648 thousand), ¥25 ($0.21) per share.

Retained earnings relating to equity in undistributed earnings reflect ¥433 million,  ¥415 million and ¥402 million ($3,405 thousand) of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2005, 2006 and 2007.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Detailed components of accumulated other comprehensive income at March 31, 2005, 2006 and 2007 and the related changes, net of taxes, for the years ended March 31, 2005, 2006 and 2007 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2004	¥ (11,475)	¥ 2,972	¥ (32)	-	¥ (8,535)
Other comprehensive income (loss)	2,009	(195)	(24)	-	1,790

Balance at March 31, 2005	(9,466)	2,777	(56)	-	(6,745)
Other comprehensive income (loss)	9,391	1,086	(59)	-	10,418

Balance at March 31, 2006	(75)	3,863	(115)	-	3,673
Other comprehensive income (loss)	6,949	(539)	(25)	-	6,385
Adoption of SFAS No. 158	-	-	140	263	403

Balance at March 31, 2007	¥ 6,874	¥ 3,324	-	¥ 263	¥ 10,461

	U.S. dollars in thousands
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2006	$ (636)	$ 32,724	$ (974)	-	$ 31,114
Other comprehensive income (loss)	58,865	(4,566)	(212)	-	54,087
Adoption of SFAS No. 158	-	-	1,186	2,228	3,414

Balance at March 31, 2007	$ 58,229	$ 28,158	-	$ 2,228	$ 88,615

The minimum pension liability adjustment shown in the above table relates to two consolidated subsidiaries.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2005:
Foreign currency translation adjustments	¥ 1,971	¥ 38	¥ 2,009
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	1,326	(544)	782
Less: reclassification adjustment primarily for other than temporary losses included in net income	(1,586)	609	(977)
Minimum pension liability adjustment	(55)	31	(24)
Other comprehensive income	¥ 1,656	¥ 134	¥ 1,790

For the year ended March 31, 2006:
Foreign currency translation adjustments	¥ 9,345	¥ 46	¥ 9,391
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	5,721	(2,346)	3,375
Less: reclassification adjustment primarily for other than temporary losses included in net income	(3,869)	1,580	(2,289)
Minimum pension liability adjustment	(100)	41	(59)
Other comprehensive income (loss)	¥ 11,097	¥ (679)	¥ 10,418

For the year ended March 31, 2007:
Foreign currency translation adjustments	¥ 7,001	¥ (52)	¥ 6,949
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	2	(1)	1
Less: reclassification adjustment primarily for other than temporary losses included in net income	(943)	403	(540)
Minimum pension liability adjustment	(44)	19	(25)
Other comprehensive income	¥ 6,016	¥ 369	¥ 6,385

	U.S. dollars in thousands
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2007:
Foreign currency translation adjustments	$ 59,305	$ (440)	$ 58,865
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	17	(9)	8
Less: reclassification adjustment primarily for other than temporary losses included in net income	(7,988)	3,414	(4,574)
Minimum pension liability adjustment	(373)	161	(212)
Other comprehensive income	$ 50,961	$ 3,126	$ (54,087)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

18. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested at June 30, 2004 and became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($62.26) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($31.13) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

	Number of options	Exercise price (per share)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 31.13
Exercised	0	3,675	31.13
Canceled	105	3,675	31.13

Balance at March 31, 2004:	2,862	3,675	31.13
Exercised	439	3,675	31.13
Canceled	61	3,675	31.13

Balance at March 31, 2005:	2,362	3,675	31.13
Exercised	606	3,675	31.13
Canceled	0	3,675	31.13

Balance at March 31, 2006:	1,756	3,675	31.13
Exercised	596	3,675	31.13
Canceled	0	3,675	31.13

Balance at March 31, 2007:	1,160	¥ 3,675	$ 31.13

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The fair value of option was ¥3,499 ($29.64) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May 14, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

 In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. The Company adopted FAS No. 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of FAS 123R did not have any impact on NIDEC’s consolidated financial position, consolidated results of operations, or liquidity.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

19. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Income before income taxes:
The Company and domestic subsidiaries	¥ 34,725	¥ 39,370	¥ 37,141	$ 314,621
Foreign subsidiaries	22,565	25,008	28,454	241,033

	¥ 57,290	¥ 64,378	¥ 65,595	$ 555,654

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Current income tax expense:
The Company and domestic subsidiaries	¥ 8,471	¥ 10,947	¥ 15,562	$ 131,826
Foreign subsidiaries	1,839	2,680	2,893	24,507

Total current	10,310	13,627	18,455	156,333

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	2,292	1,279	(829)	(7,023)
Foreign subsidiaries	245	307	(166)	(1,406)

Total deferred	2,537	1,586	(995)	(8,429)

Total provision	¥ 12,847	¥ 15,213	¥ 17,460	$ 147,903

With regard to the effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2007, it approached to the statutory tax rate. This was mainly due to the result of net decrease in valuation allowance and increase in additional tax expenses based on transfer pricing taxation.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The low effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2006 were mainly due to a net decrease in valuation allowance.

The low effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2005 were mainly due to a net decrease in valuation allowance.

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 41.0% in 2005, 2006 and 2007. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2005	2006	2007
Statutory tax rate	41.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(12.7)	(12.6)	(14.8)
Tax on undistributed earnings	2.6	1.5	1.2
Valuation allowance	(10.2)	(6.6)	(5.4)
Transfer pricing taxation	-	-	4.3
Other	1.7	0.3	0.3

Effective income tax rate	22.4%	23.6%	26.6%

The effective income tax rate for the year ended March 31, 2007 was higher compared to the effective income tax rate for the year ended March 31, 2006. This was mainly due to additional tax expenses based on transfer pricing taxation.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The aggregate dollar and per share effects of the tax holidays are as follows:

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2005	2006	2007	2007
Aggregate amounts of tax holidays		¥ 3,647	¥ 4,100	¥ 5,544	$ 46,963

		Yen			U.S. dollars
Per share	－ basic	¥ 26.15	¥ 28.58	¥ 38.32	$ 0.32
	－ diluted	¥ 24.86	¥ 27.53	¥ 37.24	$ 0.32

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Deferred tax assets:
Inventories	¥ 2,750	¥ 2,199	$ 18,628
Property, plant and equipment	4,713	6,126	51,893
Accrued bonus	2,115	2,175	18,424
Accrued enterprise tax	785	746	6,319
Pension and severance plans	7,873	7,323	62,033
Operating loss carryforwards for tax purposes	5,393	3,162	26,785
Foreign tax credit	1,367	2,220	18,806
Other	(3,539)	(4,534)	(38,407)

Gross deferred tax assets	21,457	19,417	164,481
Less - Valuation allowance	(11,602)	(4,279)	(36,247)

Net deferred tax assets	9,855	15,138	128,234

Deferred tax liabilities:
Basis difference of acquired assets	(2,955)	(2,932)	(24,837)
Undistributed earnings not permanently reinvested	(1,921)	(2,082)	(17,637)
Maketable securities	(4,835)	(3,972)	(33,647)
Intangible assets	-	(2,936)	(24,871)
Other	7,241	7,297	61,813

Gross deferred tax liabilities	(2,470)	(4,625)	(39,179)

Net deferred tax assets	¥ 7,385	¥ 10,513	$ 89,055

Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2007 amounted to approximately ¥11,181 million ($94,714 thousand) and are available as an offset against future taxable income of such subsidiaries.

With the exception of ¥2,461 million ($20,847 thousand) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2005, 2006 and 2007 consist of the following:

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2005	2006	2007	2007
Valuation allowance at beginning of year	¥ (20,765)	¥ (15,593)	¥ (11,602)	$ (98,280)
Deductions	5,172	3,991	8,676	73,494
Impact of acquisition of companies	-	-	(1,353)	(11,461)

Valuation allowance at end of year	¥ (15,593)	¥ (11,602)	¥ (4,279)	$ (36,247)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2006	2007	2007
Deferred tax assets:
Other current assets	¥ 4,451	¥ 6,454	$ 54,672
Other non-current assets	5,404	8,684	73,561
Deferred tax liabilities:
Other current liabilities	(99)	(11)	(93)
Other long-term liabilities	(2,371)	(4,614)	(39,085)

Net deferred tax assets	¥ 7,385	¥ 10,513	$ 89,055

Management of NIDEC intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥75,587million ($640,296 thousand) as of March 31, 2007. NIDEC estimates an additional deferred tax liability of ¥12,618million ($106,887thousand) would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

For the year ended March 31, 2007, Nidec recognized some valuation allowance for the acquired entities’ deferred tax assets for deductible temporary differences and tax credit carryforwards. Tax benefits recognized for subsequent years were first applied to reduce goodwill to zero. Amount of reduction in goodwill related to the release of valuation allowance established at the acquisition date was ¥5,233 million ($44,329 thousand).

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

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the year ended March 31, 2005, 2006 and 2007.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2005:
Basic net income per share
Net income available to common shareholders	¥ 33,455	139,470	¥ 239.87
Effect of dilutive securities
Unsecured 0.8% convertible bonds	42	2,589
Zero coupon 0.0% convertible bonds	-	4,463
Securities of a subsidiary	(2)	-
Stock option	-	197
Diluted net income per share
Net income for computation	¥ 33,495	146,719	¥ 228.29

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2006:
Basic net income per share
Net income available to common shareholders	¥ 40,949	143,445	¥ 285.47
Effect of dilutive securities
Unsecured 0.8% convertible bonds	11	872
Zero coupon 0.0% convertible bonds	-	4,386
Securities of a subsidiary	0	-
Stock option	-	212
Diluted net income per share
Net income for computation	¥ 40,960	148,915	¥ 275.05
For the year ended March 31, 2007:
Basic net income per share
Net income available to common shareholders	¥ 39,932	144,665	¥ 276.03	$ 2.34
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	174
Diluted net income per share
Net income for computation	¥ 39,932	148,861	¥ 268.25	$ 2.27

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

21. Financial instruments:

NIDEC manages the exposure of its financial assets and liabilities to interest rate and foreign exchange rate movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swaps, interest rate currency swap agreements, and interest rate cap agreements. These financial instruments are executed with creditworthy financial institutions, and substantially all foreign currency contracts are denominated in U.S. dollars. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations and elements of credit risk in the event that the counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, NIDEC’s risk is limited to the fair value of the instrument. Although NIDEC may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to NIDEC’s financial instruments represent, in general, international financial institutions. Additionally, NIDEC does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, NIDEC believes that the overall credit risk related to its financial instruments is insignificant.

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions
	March 31, 2006
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 92,079	¥ 92,079
Short-term investments	2,909	2,909
Short-term loan receivable	56	56
Marketable securities	19,676	19,676
Long-term loan receivable	361	365
Short-term borrowings	(43,621)	(43,621)
Long-term debt including the current portion and excluding capital lease obligation	(30,940)	(43,345)
Foreign exchange forward contracts	(1)	(1)
Interest rate swap agreements	(12)	(12)
Interest rate cap agreements	(8)	(8)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	March 31, 2007		March 31, 2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 88,784	¥ 88,784	$ 752,088	$ 752,088
Short-term investments	3,541	3,541	29,996	29,996
Short-term loan receivable	8	8	68	68
Marketable securities	20,118	20,118	170,419	170,419
Long-term loan receivable	379	374	3,211	3,168
Short-term borrowings	(78,848)	(78,848)	(667,920)	(667,920)
Long-term debt including the current portion and excluding capital lease obligation	(28,924)	(34,424)	(245,015)	(291,605)
Foreign exchange forward contracts	3	3	25	25
Interest rate swap agreements	(12)	(12)	(102)	(102)
Interest rate currency swap agreements	(27)	(27)	(229)	(229)
Interest rate cap agreements	-	-	-	-

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

Losses on foreign exchange forward contracts was ¥192 million for the year ended March 31, 2005, and gains from foreign exchange forward contracts were ¥25 million and ¥4 million ($34 thousand) for the year ended March 31, 2006 and 2007. The contracted amounts outstanding on March 31, 2006 and 2007 were ¥1,463 million and ¥391 million ($3,312 thousand), respectively.

Interest rate swaps, and interest rate currency swap agreements, which mature from 2009 to 2011, were designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates and currency exchange rates on underlying debt instruments. Interest rate cap agreement, which was designed to the same purpose, was matured in 2006.

Changes in the fair value of interest rate swaps, and interest rate currency swap agreements, which are estimated based on the discounted amounts of net future cash flows, are recognized as “Gain (loss) from derivative instruments, net” in the income statement. Gains from interest rate swaps for the year ended March 31, 2005 and 2006 were ¥8 million and ¥34 million, respectively. Loss on interest rate swaps, and interest rate currency swap agreements was ¥23 million ($195 thousand) for the year ended March 31, 2007. The contracted amounts outstanding on March 31, 2006 and 2007 were ¥1,200 million and ¥1,320 million ($11,182 thousand), respectively.

Interest rate cap agreements require the writer to pay the purchaser at specified future dates the amounts, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. The premiums paid for interest rate cap agreements purchased are included in “Prepaid expenses and other current assets” and “Other non-current assets” in the accompanying consolidated balance sheets. Differences between the premium paid and fair value of these contracts and subsequent changes in fair values of option prices, which are calculated based on Black-Scholes option-pricing model, are recognized as “Gain (loss) from derivative instruments, net” in the income statement. Gains from interest rate cap agreements for the year ended March 31, 2005, 2006, and 2007 were ¥10 million, ¥16 million, and ¥8 million ($68 thousand), respectively. The notional amount of interest rate cap agreements on March 31, 2006 was ¥2,500 million and there is no outstanding contract on March 31, 2007.

Index to Consolidated Financial Statements and Information.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

22. Related party transactions:

As of March 31, 2007, the president of the Company and a business entity indirectly owned by the president of the Company held 8.2% and 6.1% of the outstanding shares of the Company, respectively. There were no significant related party transactions other than those described in Note 11.

23. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
Class of property	2006	2007	2007
Machinery and equipment	¥ 9,516	¥ 11,286	$ 95,604
Other leased assets	829	915	7,750
Less - Accumulated amortization	(5,735)	(7,390)	(62,600)

	¥ 4,610	¥ 4,811	$ 40,754

Amortization expenses under capital leases for the years ended March 31, 2005, 2006 and 2007 were ¥1,923 million, ¥1,947 million and ¥1,874 million ($15,875 thousand), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2007 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2008	¥ 2,343	$ 19,848
2009	1,638	13,875
2010	1,407	11,919
2011	534	4,524
2012	210	1,779
2013 and thereafter	34	288

Total minimum lease payments	6,166	52,233
Less - Amount representing interest	(313)	(2,652)

Present value of net minimum lease payments	5,853	49,581
Less - Current obligations	(2,203)	(18,662)

Long-term capital lease obligations	¥ 3,650	$ 30,919

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Rental expenses under operating leases for the years ended March 31, 2005, 2006 and 2007 were ¥368 million, ¥560 million and ¥478 million ($4,049 thousand), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2007 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2008	¥ 814	$ 6,895
2009	705	5,972
2010	640	5,422
2011	642	5,438
2012	629	5,328
2013 and thereafter	1,027	8,700

Total minimum future rentals	¥ 4,457	$ 37,755

NIDEC is a lessor in operating leases for which a portion of the land, office and manufacturing facilities is leased over various terms. Rental revenues under operating leases for the years ended March 31, 2005, 2006 and 2007 were ¥46 million, ¥45 million and ¥66 million ($559 thousand), respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable term at March 31, 2007 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2008	¥ 168	$ 1,423
2009	117	991
2010	77	652
2011	75	636
2012	25	212
2013 and thereafter	-	-

Total minimum future rentals	¥ 462	$ 3,914

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2007 for the purchase of property, plant and equipment and other assets approximated ¥3,317 million ($28,098 thousand).

Contingencies -

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥296 million ($2,507 thousand) at March 31, 2007. NIDEC has guaranteed approximately ¥296 million ($2,507 thousand) of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥296 million ($2,507 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

Concentration of risk -

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s six largest customers represented approximately 29%, 34%, and 37% of consolidated net sales for the years ended March 31, 2005, 2006, and 2007, respectively. Sales to NIDEC’s largest customer were approximately 8%, 11%, and 11% of consolidated net sales for the years ended March 31, 2005, 2006, and 2007, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2006, the six largest customers with the outstanding accounts receivable balances totaled ¥36,960 million, or 29% of the gross accounts receivable, compared to ¥49,097 million ($415,900 thousand), or 33% of the gross accounts receivable, at March 31, 2007. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

25. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2005, 2006 and 2007:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 119,233	¥ 164,575	¥ 198,196	$ 1,678,916
Other small precision brushless DC motors	61,066	66,463	74,445	630,623
Small precision brush DC motors	7,980	7,849	6,684	56,620
Brushless DC fans	34,435	34,872	38,656	327,454

Sub-total	222,714	273,759	317,981	2,693,613
Mid-size motors	35,564	37,767	57,389	486,141
Machinery	76,957	73,243	82,944	702,618
Electronic and optical components	128,417	128,791	144,651	1,225,337
Others	22,209	23,298	26,702	226,192

Consolidated total	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901

The “Hard disk drives spindle motors” group of products consists of ball bearing hard disk drives spindle motors, including those for 3.5-inch, 2.5-inch, and 1.8-inch hard disk drives. It also includes fluid dynamic bearing hard disk drives spindle motors for 3.5-inch, 2.5-inch, 1.8-inch, 1.0-inch and 0.85-inch hard disk drives for the years ended March 31, 2005, 2006 and 2007.

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

The “Mid-size motors” group of products consists of motors are used in automobiles, various electric household appliances and industrial equipment.

The “Machinery” group of products consists of power transmission equipment, semi-conductor manufacturing supplies, test systems, measuring equipment, card readers, industrial robots and factory automation systems.

The “Electronic and optical components” group of products consists of camera shutters, camera lends units, encoders, switches, trimmer potentiometers, motor driven actuator units, optical pickup units, processing and precision plastic mold products.

“Others” consists of automobile parts, pivot assemblies, other components and other services.

Geographic information –

Revenue from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2005, 2006 and 2007, and long-lived assets for the years ended March 31, 2006 and 2007 are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Sales and operating revenue:
Japan	¥ 292,822	¥ 294,307	¥ 341,642	$ 2,894,045
U.S.A.	8,200	8,398	10,747	91,038
Singapore	59,989	72,970	59,488	503,922
Thailand	42,653	56,246	80,579	682,584
The Philippines	5,557	6,848	12,929	109,521
China	23,771	30,565	36,884	312,444
Other	52,869	67,524	87,398	740,347

Consolidated total	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2006	2007	2007
Long-lived assets:
Japan	¥ 80,180	¥ 81,160	$ 687,505
U.S.A.	841	1,248	10,572
Singapore	1,206	2,131	18,052
Thailand	22,987	39,670	336,044
The Philippines	20,026	19,189	162,550
China	36,979	39,048	330,775
Other	14,009	24,796	210,046

Consolidated total	¥ 176,228	¥ 207,242	$ 1,755,544

 (2) Operating segment information:

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors, fans, and Mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors. NCC has been a reportable segment since 2006.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies, and sells DC motors and fans.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans. NCH has been a reportable segment since 2006.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and optical and electronic parts.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSBC, NSCJ, NNSN’s operating profit or loss is determined using Japanese GAAP, NET applies Thai accounting principles, NCC and NCD applies Chinese accounting principles, NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles and NCF applies Philippine accounting principles. Therefore NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for management’s purposes.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following tables show revenues from external customers and other financial information by operating segment for the years ended March 31, 2005, 2006 and 2007:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Revenues from external customers:
NCJ	¥ 56,602	¥ 68,613	¥ 89,466	$ 757,865
NET	36,891	47,745	67,754	573,943
NCC	13,037	14,995	14,802	125,388
NCD	754	3,044	3,637	30,809
NCS	45,442	62,009	49,877	422,507
NCH	17,114	24,600	34,738	294,265
NCF	1,094	1,186	5,382	45,591
NSNK	68,880	70,195	64,907	549,826
NCPL	54,067	46,408	63,008	533,740
NTSC	23,992	22,081	22,310	188,988
NCEL	20,653	19,151	19,849	168,141
NSBC	14,449	13,502	16,146	136,773
NSCJ	10,317	9,619	10,748	91,046
NNSN	12,641	12,022	10,895	92,291
All others	109,700	120,041	148,417	1,257,239

Total	485,633	535,211	621,936	5,268,412
U.S. GAAP adjustments *1	(34)	(488)	1,176	9,962
Consolidation adjustments related to elimination of intercompany transactions via third party	(331)	(295)	(346)	(2,931)
Others *2	593	2,430	6,901	58,458

Consolidated total	¥ 485,861	¥ 536,858	¥ 629,667	$ 5,333,901

*1 US GAAP adjustments mainly related to the differences of revenue recognition between shipment and delivery bases.

*2 Revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC had sales to one customer of ¥58,767 million and ¥72,037 million within the NCJ, NET, NCC, NCS and “All Others” segments for the years ended March 31, 2006 and 2007, respectively, that exceeded 10% of NIDEC’s net sales. There were no sales which exceeded 10% of the consolidated net sales for the year ended March 31, 2005.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Revenues from other operating segments:
NCJ	¥ 73,749	¥ 99,607	¥ 91,130	$ 771,961
NET	21,240	29,732	21,486	182,008
NCC	1,052	4,377	5,371	45,498
NCD	38,678	45,629	46,828	396,679
NCS	1,363	1,179	347	2,939
NCH	2,003	2,702	4,344	36,798
NCF	21,131	31,121	42,845	362,939
NSNK	19,313	17,977	13,109	111,046
NCPL	9,351	8,977	8,460	71,665
NTSC	657	407	357	3,024
NCEL	2,355	2,642	3,133	26,540
NSBC	9,348	2,702	3,439	29,132
NSCJ	2,326	1,514	2,448	20,737
NNSN	1,041	907	762	6,455
All Others	166,350	182,093	203,616	1,724,828

Total	369,957	431,566	447,675	3,792,249
Intersegment elimination	(369,957)	(431,566)	(447,675)	(3,792,249)

Consolidated total	-	-	-	-

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Segment profit or loss:
NCJ	¥ 2,351	¥ 8,852	¥ 11,241	$ 95,222
NET	8,649	11,335	10,822	91,673
NCC	107	108	275	2,330
NCD	2,436	3,718	4,560	38,628
NCS	1,935	1,205	1,545	13,088
NCH	362	347	386	3,270
NCF	(379)	1,059	4,407	37,332
NSNK	7,624	9,050	7,109	60,220
NCPL	3,195	2,524	4,056	34,358
NTSC	1,053	435	1,430	12,114
NCEL	3,583	2,949	2,688	22,770
NSBC	1,356	(274)	136	1,152
NSCJ	1,397	498	1,412	11,961
NNSN	946	683	545	4,617
All Others	13,252	12,179	12,310	104,276

Total	47,867	54,668	62,922	533,011

Main components of U.S. GAAP adjustments:
Pension and severance costs	547	151	(126)	(1,067)
Lease	(86)	(167)	(1)	(8)
Directors’ bonus	(403)	(437)	(44)	(373)
Consolidation adjustments mainly related to elimination of intersegment profits	(839)	(174)	1,133	9,598
Reclassification *1	7,048	(425)	(590)	(4,998)
Others *2	(469)	(190)	715	6,056

	¥ 53,665	¥ 53,426	¥ 64,009	$ 542,219

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss caused by allowance for doubtful account for the year ended March 31, 2006 and loss on disposals of fixed assets for the year ended March 31, 2007.

*2 Main components of Others are other U.S. GAAP adjustments such as depreciation of fixed assets for the year ended March 31, 2006 and profit or loss of subsidiaries not included in management reports due to their immateriality for the year ended March 31, 2007.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Interest revenue:
NCJ	¥ 319	¥ 1,052	¥ 1,873	$ 15,866
NET	44	142	227	1,923
NCC	5	10	28	237
NCD	19	38	55	466
NCS	133	400	487	4,125
NCH	6	11	44	373
NCF	25	43	93	788
NSNK	172	372	539	4,566
NCPL	14	28	45	381
NTSC	1	1	1	8
NCEL	14	6	29	246
NSBC	37	70	93	788
NSCJ	15	66	32	271
NNSN	12	14	55	466
All Others	137	304	614	5,201

Total	953	2,557	4,215	35,705
Intersegment elimination	(454)	(1,213)	(1,907)	(16,154)

Consolidated total	¥ 499	¥ 1,344	¥ 2,308	$ 19,551

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Interest expense:
NCJ	¥ 329	¥ 823	¥ 1,381	$ 11,698
NET	1	0	0	0
NCC	25	86	248	2,101
NCD	0	0	0	0
NCS	0	0	0	0
NCH	0	0	0	0
NCF	137	287	376	3,185
NSNK	32	208	333	2,821
NCPL	3	9	17	144
NTSC	18	12	13	110
NCEL	9	1	1	8
NSBC	120	152	180	1,525
NSCJ	39	88	73	618
NNSN	26	18	36	305
All Others	467	789	1,205	10,208

Total	1,206	2,473	3,863	32,723
Intersegment elimination	(335)	(1,111)	(1,841)	(15,595)

Consolidated total	¥ 871	¥ 1,362	¥ 2,022	$ 17,128

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Depreciation:
NCJ	¥ 1,605	¥ 1,550	¥ 1,487	$ 12,596
NET	2,565	2,886	3,397	28,776
NCC	168	383	677	5,735
NCD	919	1,201	918	7,776
NCS	240	465	266	2,253
NCH	2	4	6	51
NCF	2,109	2,656	3,025	25,625
NSNK	1,244	1,016	861	7,294
NCPL	1,350	1,561	1,351	11,444
NTSC	655	707	727	6,158
NCEL	825	803	745	6,311
NSBC	71	75	89	754
NSCJ	189	345	344	2,914
NNSN	326	459	463	3,922
All Others	8,554	10,975	13,768	116,629

Total	20,822	25,086	28,124	238,238
U.S. GAAP adjustments *1	1,445	1,663	1,580	13,384
Reconciliation	(739)	(464)	293	2,482

Consolidated total	¥ 21,528	¥ 26,285	¥ 29,997	$ 254,104

*1 Leased properties are not capitalized in the operating segment but are capitalized under U.S. GAAP.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2005	2006	2007	2007
Income tax expenses or benefit:
NCJ	¥ 1,177	¥ 5,954	¥ 8,162	$ 69,140
NET	204	351	88	745
NCC	0	0	0	0
NCD	213	353	500	4,235
NCS	49	102	220	1,864
NCH	63	61	66	559
NCF	11	10	12	102
NSNK	100	122	(1,143)	(9,682)
NCPL	2,083	607	2,060	17,450
NTSC	290	157	528	4,473
NCEL	1,334	1,142	1,089	9,225
NSBC	119	(1,036)	98	830
NSCJ	224	88	551	4,668
NNSN	475	1,157	295	2,499
All Others	3,259	3,800	3,541	29,995

Total	9,601	12,868	16,067	136,103
Consolidation adjustments	3,246	2,345	1,393	11,801

Consolidated total	¥ 12,847	¥ 15,213	¥ 17,460	$ 147,904

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2006	2007	2007
Segment assets:
NCJ	¥ 302,801	¥ 357,545	$ 3,028,759
NET	45,606	55,326	468,666
NCC	9,923	9,834	83,304
NCD	19,425	23,510	199,153
NCS	28,778	21,827	184,896
NCH	10,796	12,731	107,844
NCF	20,348	22,091	187,133
NSNK	97,447	94,006	796,324
NCPL	60,859	61,104	517,611
NTSC	25,544	24,996	211,741
NCEL	25,036	27,661	234,316
NSBC	18,846	20,197	171,089
NSCJ	21,310	21,385	181,152
NNSN	11,483	11,846	100,347
All Others	194,526	245,032	2,075,662

Total	892,728	1,009,091	8,547,997
U.S. GAAP adjustments:
Lease	3,235	2,748	23,278
Property, plant and equipment	(2,221)	(2,511)	(21,271)
Deferred tax assets	4,844	8,588	72,749
Marketable securities	443	5,511	46,684
Others	(3,383)	(3,961)	(33,554)

Sub-total	2,918	10,375	87,886
Elimination of intersegment assets, net of taxes	(393,173)	(479,014)	(4,057,721)
Valuation differences	6,641	16,399	138,916
Goodwill	44,266	67,780	574,163
To adjust affiliate from cost to equity method	(412)	81	686
Others *1	13,002	37,911	321,144

Consolidated total	¥ 565,970	¥ 662,623	$ 5,613,071

*1 Assets of subsidiaries not included in management reports due to their immateriality are main components of Others.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2006	2007	2007
Expenditure for segment assets:
NCJ	¥ 2,325	¥ 1,249	$ 10,580
NET	4,686	9,390	79,543
NCC	2,641	1,290	10,928
NCD	1,308	339	2,872
NCS	550	344	2,914
NCH	9	11	93
NCF	2,620	2,937	24,879
NSNK	2,137	1,627	13,782
NCPL	4,125	1,544	13,079
NTSC	535	815	6,904
NCEL	1,126	2,453	20,779
NSBC	138	170	1,440
NSCJ	1,543	123	1,042
NNSN	1,180	316	2,677
All Others	16,611	18,974	160,729

Total	41,534	41,582	352,241
Reconciliation *1	1,651	(2,438)	(20,653)

Consolidated total	¥ 43,185	¥ 39,144	$ 331,588

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

26. Subsequent events:

Dividends

Subsequent to March 31, 2007, the Company’s Board of Directors declared a cash dividend of ¥3,618 million ($30,648 thousand) payable on June 8, 2007 to stockholders of record on March 31, 2007.

Tender Offer for Japan Servo

NIDEC completed its tender offer for Japan Servo Co., Ltd. (“Japan Servo”). The tender offer, which commenced on March 14, 2007, expired on April 23, 2007. NIDEC received valid acceptances of 18,203,000 shares (or 51.77%) of common stock in Japan Servo for ¥260 ($2) per share, total of ¥4,733 million ($40,093 thousand). As a result, Japan Servo became NIDEC’s consolidated subsidiary on April 27, 2007.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

27. Quarterly Financial Data for the year ended March 31, 2007: (Unaudited)

		Yen in millions
		First Quarter	Second Quarter	Third Quarter	Forth Quarter	Total
	Net sales	¥ 145,819	¥ 154,018	¥ 159,304	¥ 170,526	¥ 629,667
	Operating expenses:
	Cost of products sold	111,956	118,119	122,232	134,320	486,627
	Selling, general and administrative expenses	11,216	10,812	12,095	12,153	46,276
	Research and development expenses	7,613	8,075	7,946	9,121	32,755

		130,785	137,006	142,273	155,594	565,658

	Operating income	15,034	17,012	17,031	14,932	64,009
	Other income (expense):
	Interest and dividend income	562	702	544	757	2,565
	Interest expense	(486)	(510)	(355)	(671)	(2,022)
	Foreign exchange (loss) gain, net	(944)	1,639	1,131	(69)	1,757
	Gain (loss) from derivative instruments, net	6	(25)	(1)	9	(11)
	Gain (loss) from marketable securities, net	208	45	(13)	703	943
	Other, net	(352)	(230)	(280)	(784)	(1,646)

		(1,006)	1,621	1,026	(55)	1,586

	Income before provision for income taxes	14,028	18,633	18,057	14,877	65,595
	Provision for income taxes	(3,128)	(3,979)	(6,913)	(3,440)	(17,460)

	Income before minority interest and equity in earnings of affiliated companies	10,900	14,654	11,144	11,437	48,135
	Minority interest in income of consolidated subsidiaries	2,053	2,732	1,802	1,543	8,130
	Equity in net (income)/losses of affiliated companies	(2)	(5)	43	37	73

	Net income	¥ 8,849	¥ 11,927	¥ 9,299	¥ 9,857	¥ 39,932

	Per share data:	Yen
Net income	－ basic	¥61.19	¥ 82.46	¥ 64.28	¥ 68.10	¥ 276.03
	－ diluted	¥ 59.45	¥ 80.13	¥ 62.46	¥ 66.20	¥ 268.25
	Cash dividends	¥ 20.00	¥ 0.00	¥ 20.00	¥ 0.00	¥ 40.00

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

		U.S. dollars in thousands
		First Quarter	Second Quarter	Third Quarter	Forth Quarter	Total
	Net sales	$ 1,235,231	$ 1,304,684	$ 1,349,462	$ 1,444,524	$ 5,333,901
	Operating expenses:
	Cost of products sold	948,378	1,000,584	1,035,426	1,137,823	4,122,211
	Selling, general and administrative expenses	95,010	91,589	102,457	102,948	392,004
	Research and development expenses	64,490	68,403	67,310	77,264	277,467

		1,107,878	1,160,576	1,205,193	1,318,035	4,791,682

	Operating income	127,353	144,108	144,269	126,489	542,219
	Other income (expense):
	Interest and dividend income	4,761	5,946	4,608	6,413	21,728
	Interest expense	(4,117)	(4,320)	(3,007)	(5,684)	(17,128)
	Foreign exchange (loss) gain, net	(7,997)	13,884	9,580	(584)	14,883
	Gain (loss) from derivative instruments, net	51	(212)	(8)	76	(93)
	Gain (loss) from marketable securities, net	1,762	381	(110)	5,955	7,988
	Other, net	(2,982)	(1,948)	(2,372)	(6,641)	(13,943)

		(8,522)	13,731	8,691	(465)	13,435

	Income before provision for income taxes	118,831	157,839	152,960	126,024	555,654
	Provision for income taxes	(26,497)	(33,706)	(58,560)	(29,141)	(147,904)

	Income before minority interest and equity in earnings of affiliated companies	92,334	124,133	94,400	96,883	407,750
	Minority interest in income of consolidated subsidiaries	17,391	23,143	15,264	13,071	68,869
	Equity in net (income)/losses of affiliated companies	(17)	(42)	364	313	618

	Net income	$ 74,960	$ 101,032	$ 78,772	$ 83,499	$ 338,263

	Per share data:	U.S. dollars
Net income	－ basic	$ 0.52	$ 0.70	$ 0.54	$ 0.58	$ 2.34
	－ diluted	$ 0.50	$ 0.68	$ 0.53	$ 0.56	$ 2.27
	Cash dividends	$ 0.17	$ 0.00	$ 0.17	$ 0.00	$ 0.34

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.