Form 20-F/A
NIDEC CORP
filed 2007-11-30
CIK 1158967

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Explanatory Note

Nidec Corporation hereby amends its annual report on Form 20-F for the year ended March 31, 2007 filed with the Securities and Exchange Commission on July 27, 2007, for the purpose of correcting the certifications of its Chief Executive and Chief Financial Officers which were included as Exhibits 12.1 and 12.2 thereto.  The corrected certifications, which are included as Exhibits 12.1 and 12.2 to this amendment, include paragraphs 1, 2, 4 and 5 as per the comment of the staff of the Securities and Exchange Commission which directed the filing of this amendment.

PART III

Item 19. Exhibits.

Exhibit Number	Description
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)*
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)*

____________

*       Paragragh 3 of the certification is not included as per the comment of the staff of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIDEC CORPORATION

By: /s/ Shigenobu Nagamori
	Name:	Shigenobu Nagamori
	Title:	President, Chief Executive Officer and Representative Director
Date: November 30, 2007