Form 20-F
NIDEC CORP
filed 2008-09-22
CIK 1158967

Index to Consolidated Financial Statements and Information.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-5238

Nihon Densan Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

NIDEC CORPORATION

(Translation of Registrant’s name into English)

Japan	338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Masahiro Nagayasu, General Manager of Investor Relations Telephone; +81-75-935-6140 , e-mail: ir@jp.nidec.com Address: 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of March 31,  2008, 144,939,997 shares of common stock were outstanding, including 3,253,184 shares represented by 13,012,736 American Depositary Shares .

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer  ☒   Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐   Item 18☐

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

PART I

Item 1.

Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.

Offer Statistics and Expected Timetable.

Not applicable.

Index to Consolidated Financial Statements and Information.

Item 3. Key Information.

A. Selected Financial Data.

The following table includes selected historical financial data for the years ended March 31, 2004 through 2008 derived from our consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included in this annual report.

Selected Financial Data

	Year ended March 31,
	2004	2005	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥ 277,497	¥ 485,861	¥ 536,858	¥ 629,667	¥ 742,126	$ 7,407,186
Cost of products sold	218,189	370,938	413,012	486,627	583,910	5,828,027
Selling, general and administrative expenses	28,542	35,340	41,188	46,276	51,283	511,857
Operating income	22,015	53,665	53,426	64,009	76,833	766,873
Income before income taxes	19,639	57,290	64,378	65,595	62,683	625,641
Net income	16,089	33,455	40,949	39,932	41,156	410,780
Balance sheet data (period end):
Total assets	¥ 443,886	¥ 484,173	¥ 565,970	¥ 662,623	¥ 671,714	$ 6,704,402
Short-term borrowings	86,636	28,478	43,621	78,848	68,854	687,234
Current portion of long-term debt	2,653	8,493	4,647	3,216	29,196	291,406
Long-term debt	45,025	37,833	32,134	31,560	3,430	34,235
Total shareholders’ equity	110,046	207,040	263,659	305,016	319,584	3,189,779
Common stock	28,995	61,180	65,649	65,868	66,248	661,224
Number of shares outstanding (1)	130,035,796	142,504,926	144,661,292	144,780,492	144,987,492	144,987,492
Per share data:
Net income per share-basic (1)	¥ 125.57	¥ 239.87	¥ 285.47	¥ 276.03	¥ 284.00	$ 2.83
Net income per share-diluted (1)	120.76	228.29	275.05	268.25	276.29	2.76
Cash dividends paid per share	15.00	17.50	25.00	40.00	50.00	0.50

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

We increased our share in Nidec Copal Corporation and Nidec Copal Electronics Corporation to over 50% each in January and February 2004, and they became our consolidated subsidiaries. Their results of operations are reflected in our financial statements for the year ended March 31, 2005 from the time of their consolidation.

We acquired an approximately 40% share in Nidec Sankyo Corporation in October 2003 and increased our share to over 50% in February 2004. As a result, the results of operations of this subsidiary are included in our consolidated results of operations from February 2004.

Index to Consolidated Financial Statements and Information.

Our increase in net sales was mainly due to the impact of the newly consolidated companies during the period. The net sales of Fujisoku Corporation, which has been consolidated since November 2006, Nidec Motors & Actuators and its group companies, which have been consolidated since December 2006, Brilliant Manufacturing Limited and its subsidiaries, which have been consolidated since February 2007 and Japan Servo Co., Ltd. and its subsidiaries, which have been consolidated since April 2007, have contributed to the increase.

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥100.19 per $1.00, which was the approximate exchange rate in Japan on March 31, 2008. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at these rates or at all.

	High	Low	Average	Period-end
Year ended March 31,
2004	¥ 120.55	¥ 104.18	¥ 113.07	¥ 104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
Calendar period
March 2008	103.99	96.88	100.76	99.85
April 2008	104.56	100.87	102.68	104.53
May 2008	105.52	103.01	104.36	105.46
June 2008	108.29	104.41	106.92	106.17
July 2008	108.19	104.64	106.85	108.10
August 2008	¥110.48	¥107.59	¥109.36	¥108.69

The above table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

As of September 15, 2008, the noon buying rate was ¥105.67 per $1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

Index to Consolidated Financial Statements and Information.

D. Risk Factors.

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate, were approximately 11%, 11% and 10% of total net sales for the years ended March 31, 2006, 2007 and 2008, respectively. Sales to our six largest customers represented approximately 34%, 37% and 36% of our net sales for the years ended March 31, 2006, 2007 and 2008, respectively, and the six customers also represented ¥37.0 billion, or 29%, ¥49.1 billion, or 33% and ¥47.6 billion, or 32% of our gross accounts receivable at March 31, 2006, 2007 and 2008, respectively. As a result of customer concentration, our net sales could be significantly impacted in the event of:

•

a significant reduction, delay or cancellation of orders from one or more of our significant customers;

•

a decision by one or more of our significant customers to select products manufactured by a competitor, or its own internally developed components, for inclusion in future product generations; or

•

financial difficulties affecting one or more of our significant customers.

We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders, we may not be able to replace those orders with orders from new customers, and this would significantly impact our business, operating results and financial condition.

We depend on the computer industry for sales of our products, and our business may be adversely affected by a decline in the computer market

Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales in turn depends on sales of computers and computer peripherals that incorporate our products. Revenues from hard disk drive spindle motors accounted for 30.7%, 31.5% and 30.1% of our net sales for the years ended March 31, 2006, 2007 and 2008, respectively. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances and automobiles, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

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

Index to Consolidated Financial Statements and Information.

The downturn of computers and computer peripherals is generally characterized by lower product demand and accelerated reductions of product prices. These conditions prompted restructuring of operations by hardware manufacturers, including makers of hard disk drives, including our customers. Such restructurings involving our customers may result in our customers seeking to reduce costs and inventories, which could in turn reduce our margins or sales volumes. These customers may also switch to suppliers other than us. Such restructuring or similar moves by hard disk drive manufacturers in the future could have a material negative impact on our results of operations if we are unable to increase sales to other hard disk drive manufacturers or increase sales of spindle motors for non-desktop use.

The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to more than two month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Our inventory was ¥64.3 billion at March 31, 2007 and ¥69.8 billion at March 31, 2008. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand, which could in turn have a material adverse effect on our business, financial condition and results of operations.

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

We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors rose by approximately 4% during the year ended March 31, 2006, although it decreased by approximately 1% and 3% during the years ended March 31, 2007 and 2008, respectively. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

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

Index to Consolidated Financial Statements and Information.

We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data

Our small precision motors and other products are key components in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed or alleged to be attributed to defects in our motors, we might be drawn into disputes with our customers, our reputation could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims. We may suffer such losses or damage regardless of whether our products were defective.

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

•

translation effect of exchange rate fluctuations on the results of our overseas subsidiaries and monetary assets and liabilities denominated in foreign currencies;

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

•

unexpected changes in the macro economy with adverse impacts on markets for our products or our customers’ products that incorporate our products; and

•

natural and man-made disasters, including earthquakes, warfare and acts of terrorism, in Japan or elsewhere.

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

•

accuracy of financial due diligence.

Failure to succeed in acquisitions, or an inability to find suitable acquisition targets, could have a material adverse effect on our business, results of operations and financial condition.

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

•

other parties, including competitors with substantially greater resources, may independently develop or otherwise acquire equivalent or superior technology, and we may be required to pay royalties to license the  intellectual property of those parties;

Index to Consolidated Financial Statements and Information.

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

For specific information relating to the intellectual properties disputes that could have an adverse effect on our results of operations, see Item 4.B. “Business Overview—Legal Proceedings.”

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

Sales to customers outside Japan accounted for 69.1%, 69.1% and 71.1% of our consolidated net sales during the years ended March 31, 2006, 2007 and 2008, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen and other currencies against the U.S. dollar will generally have a negative effect on our operating income and net income. We experience volatility in our results of operations as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in yen. We also experience foreign exchange risk to the extent that our sales and expenses or those of our subsidiaries are denominated in different currencies. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the sixteen operating segments and others that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Japan Servo Co., Ltd., Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Motors & Actuators and Nidec Nissin Corporation. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. In addition, year-end closing adjustments and other items are not included in segment totals. These aspects of our segment data could make it more difficult for us to evaluate the relative performance of individual segments and our overall operations in a timely manner, as compared with segment data compiled on a uniform U.S. GAAP basis.

Index to Consolidated Financial Statements and Information.

We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations

We produce and sell a large percentage of our products at locations in the following developing countries: China, Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Mexico. In particular, we are growing increasingly reliant on our production bases in China, where we continue to move manufacturing operations in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we would be able to continue to manufacture our products cost-efficiently or at all. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there. Dependence on overseas production, especially in developing countries, and managing international operations exposes us to a number of additional risks associated with foreign commerce, including the following:

•

economic slowdown or downturn in the relevant industries in foreign markets;

•

international currency fluctuations;

•

general strikes or other disruptions in working conditions;

•

political instability or terrorist activities;

•

trade restrictions or changes in tariffs;

•

outbreaks, such as avian flu, that inhibit international or regional commerce;

•

the difficulties associated with staffing and managing international operations;

•

generally longer receivables collection periods;

•

unexpected changes in or imposition of new legislative or regulatory requirements;

•

relatively limited protection for intellectual property rights in some countries; and

•

potentially adverse taxes.

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

Index to Consolidated Financial Statements and Information.

We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business

Our continued success will depend to a significant extent on the efforts and abilities of our founder and current President and CEO, Mr. Shigenobu Nagamori. Mr. Nagamori is actively engaged in our management and determines our strategic direction, especially with regard to acquisition activities. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Nagamori, his sudden departure or reduced attention to us could have a material adverse effect on our operations, financial condition and operating results.

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

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well

As of March 31, 2008, there were 144,939,997 shares of our common stock issued and outstanding, including 23,423,484 shares beneficially owned by our President and CEO, Mr. Shigenobu Nagamori, representing 16.1% of the outstanding shares. These shares and, generally, the shares owned by other shareholders, can be sold on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan. Additional sales of a substantial amount of our common stock in the public market, or the perception that sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

Index to Consolidated Financial Statements and Information.

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec is a joint stock corporation that was incorporated and registered under the Commercial Code (in May 2006, the Commercial Code was replaced by the Japanese Company Law) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our telephone number is 81-75-935-6140.  As of March 31, 2008, we operate through 128 subsidiaries located in 17 countries, and five affiliated companies located in five countries. We had 96,897 employees worldwide, 90.8% of which were employed outside Japan, as of March 31, 2008.

During the fiscal year ended March 31, 2007, we consolidated three new companies, Fujisoku Corporation, Nidec Motor & Actuators group and Brilliant Manufacturing Limited, thus adding to the scope of our business strategies for further intra-group synergies and the expansion of our overseas business.  We acquired 98.9% of the outstanding shares of Fujisoku Corporation in November 2006 and 100.0% of the voting rights of the Motors & Actuators business of Valeo S.A., France in December 2006.  In addition, we acquired 87.1%, or 406,031,100 shares of the outstanding shares of Brilliant Manufacturing Limited through a tender offer in February 2007.

In April 2007, we acquired 51.7%, or 18,203,000 shares of the common stock of Japan Servo Co., Ltd. through a tender offer, to aim to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the market of small precision motors. Since we already owned 1,466 shares of Japan Servo’s common stock prior to April 2007, the aggregate amount of shares of Japan Servo we own is 18,204,466 shares.

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

1995/ 2003

We acquired newly-issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, constituting 36.7% of its then outstanding shares. We subsequently increased our ownership to 51% and have consolidated its results since February 2002. Nidec-Shimpo became a wholly-owned subsidiary of Nidec by way of a share exchange, effective as of October 1, 2003. Nidec-Shimpo is a major manufacturer of stepless automatic transmission mechanisms.

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

1998/ 2004

We acquired 17.7% of the outstanding shares of Copal Co., Ltd. in 1998, currently Nidec Copal Corporation, from Fujitsu Limited. Later in 1998, we increased our ownership of Nidec Copal to 42.8%. We further increased our ownership of Nidec Copal to 51.3% in February 2004. Nidec Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Nidec Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0% and 51.0% in 1998 and January 2004, respectively.

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

2006

In November 2006, we acquired 98.9% of the outstanding shares of Fujisoku Corporation, which manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments.

Index to Consolidated Financial Statements and Information.

Year	Event

2006

In December 2006, we acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, we have included the results of the Nidec Motor & Actuators group (consisting of seven companies) wholly-owned subsidiaries in our consolidated financial statements. These companies manufacture motors and actuators for automobiles such as air flow systems, body closure systems, occupant positioning systems and brake systems.

2007

In February 2007, we acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited, currently Nidec Brilliant Co., Ltd. Nidec Brilliant Co., Ltd is engaged in manufacturing and sales of base place die-casting and top covers used in hard disk drives.

2008

In April 2007, we acquired 51.7% of the common stock of Japan Servo Co., Ltd. (Effective October 1, 2008, the company’s name will be changed to “Nidec Servo Corporation”.) Japan Servo manufactures and sells motors and motor-applied products.

For the years ended March 31, 2006, 2007 and 2008, our capital expenditures, as shown in our consolidated statements of cash flows for those years, were ¥43,185 million, ¥39,144 million and ¥35,660 million, respectively. Major capital expenditures for the last three fiscal years included the acquisition of property, plant and equipment for hard disk spindle motors that have fluid dynamic bearings in Thailand and the Philippines. We have had no recent significant divestiture and no significant divestitures are currently being planned.

B. Business Overview.

Overview

We believe we are the world’s leading manufacturer of spindle motors for hard disk drives and also produce a variety of other small precision brushless DC motors. We ship our spindle motors to hard disk drive manufacturers throughout the world. For the year ended March 31, 2008, our net sales of hard disk drive spindle motors amounted to ¥223,068 million, representing 30.1% of total net sales of ¥742,126 million. For the year ended March 31, 2007, our net sales of hard disk drive spindle motors amounted to ¥198,196 million, representing 31.5% of total net sales of ¥629,667 million. For the year ended March 31, 2006, our net sales of hard disk drive spindle motors amounted to ¥164,575 million, representing 30.7% of total net sales of ¥536,858 million.

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

•

mid-size motors used in household appliances, automobiles and industrial equipment;

•

machinery;

•

electronic and optical components; and

•

others.

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

In recent years, we have sought to grow and expand the range of our products by investing in, or acquiring companies with, technologies in motor, drive and other related products. These investments and acquisitions have provided us with ready access to markets for new products and personnel who can work with us in developing products that incorporate their technologies and ours. The products and operating results of recently-acquired consolidated subsidiaries are covered within the description of our business.

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

In fluid dynamic bearings, the bearing function is taken over by a layer of lubricant less than one-tenth the thickness of a human hair. The rotating spindle supported by the lubricant essentially floats in the bearing unit. The non-existence of metal-to-metal friction in fluid dynamic bearings substantially reduces non-repeatable run-out errors caused by surface imperfections of ball bearings. That makes it possible to increase rotational speed, reduce track spacing and increase the number of tracks per inch on the disk. Fluid dynamic bearing hard disk drive spindle motors offer other advantages over conventional ball bearing hard disk drive spindle motors, including better shock absorbance and vibration dampening, less noise and an extended fatigue life. Our fluid dynamic bearing hard disk drive spindle motors can rotate at over 20,000 revolutions per minute compared with the 12,000 to 15,000 revolutions per minute for conventional motors with ball bearings. Fluid dynamic bearings reduce operation noise by three to ten decibels compared to ball bearings.

Markets for Nidec Electric Motors

As an independent supplier of electric motors, we manufacture and market small- to mid-size DC electric motors generally categorized as brushless motors, brush motors, stepping motors and servo motors. Our electric motors are mainly directed to the following application areas:

•

Personal computers and servers― Hard disk drives, optical disk drives;

•

Digital home appliances― Hard disk drives, optical disk drives;

•

Home electric appliances;

•

Office equipment;

•

Automotive systems; and

•

Industrial equipment.

Presently, computer hard disk drives constitute the largest application market for our electric motors. In the medium and long terms, we expect home electric appliances and automotive systems, both on a steady digitalization path today, to become equally significant application areas.

Index to Consolidated Financial Statements and Information.

Market for DC Brushless Motors for Hard Disk Drives (HDDs)

According to a study reported by Techno Systems Research Co., Ltd., Japan (TSR) in February 2008, global demand for spindle motors used in HDDs amounted to 518 million units in 2007, representing a 15% increase from 2006. We currently supply spindle motors to all the world’s major HDD manufacturers. In the year ended March 31, 2008, 35% of our HDD motor sales came from Seagate, and the remainder from Western Digital, Hitachi GST, Fujitsu, Toshiba and Samsung.

We currently compete with four HDD motor suppliers: Minebea, Alphana Technology (formerly Victor Company of Japan), Panasonic Shikoku Electronics, and Samsung Electro-Mechanics. Based on TSR’s demand report and our own shipment record, we estimate our share of the global market for HDD spindle motors in 2007 to have ranged between 73% and 75%. Sales of DC brushless motors for hard disk drives are categorized as “Small Precision Motors”.

Given an extensive market presence, the key determinant of our performance in this area of business depends highly on aggregate demand conditions in the global HDD market.

The following are among the key trends in the HDD industry:

•

According to a May 2008 report by TSR, the global demand for HDDs may increase to 567 million units in 2008, up over 13% from 2007.

•

Successive generations of HDD products using perpendicular magnetic recording (PMR) and follow-on technologies are expected to enable average HDD capacities to increase by nearly threefold by 2012.

•

Price competition among HDD manufacturers has been intensified particularly in the 2.5-inch platform, as demand for laptop PCs grows in emerging markets

•

The HDD market is shifting toward small-form factor drives and undergoing competition with flash memory-based storage devices.

•

HDD manufacturers’ horizontal/vertical expansion has been accelerated in recent years.

Market for Brushless DC Motors for Home Electric Appliances

The global electric motor market for major home electric appliances, including air-conditioners, refrigerators and washing machines, is expected to maintain a slow but steady growth in the coming years. Urbanization and increasing per capita income will continue to drive demand for home electric appliances in emerging markets in the Asia-Pacific region, especially China and India. In the meantime, new innovations driven by changing fashion and environmental needs are anticipated to generate new replacement demand in already developed markets.

Among all applications in home electric appliances, the largest application for our electric motors (more precisely, DC brushless motors) at present is room air conditioners, followed by refrigerators and washing machines. DC brushless motors for home electric appliances are categorized as ”Mid-size Motors”.

According to the Japan Refrigeration and Air Conditioning Industry Association (JRAIA), the global demand for room air conditioners reached 74.9 million units in 2007, up 4.4% from 2006, despite a sharp rise in prices of oil and steel in the past few years. We currently supply DC brushless motors for room air conditioners mainly to Japanese major electronics companies.

With our Japanese customers expanding further into overseas markets partly on the strength of the DC brushless motors’ advanced features, we are expecting to compete on a larger scale with overseas suppliers, who are mostly captive and mainly supply conventional DC brush/AC motors.

Index to Consolidated Financial Statements and Information.

With a growing consumer appetite for sophisticated home appliances and increasingly tighter environmental regulations, DC brushless motors are attracting keen interest of home electric appliance manufacturers for its highly controllable, energy-saving advantages over conventional AC/brush type motors. DC brushless motors enable variable control of shaft rotation, helping appliances significantly reduce power consumption and CO2 emissions. As the world’s largest manufacturer of DC brushless motors, we are seeing an indication that stricter requirements on energy efficiency may start opening up new opportunities for DC brushless motors even in emerging countries in the next several years, which are regarded today as price-sensitive, low end-oriented markets.

Market for Brushless DC Motors for Automotive Systems

Demand for electric motors is also growing in the automotive industry, driven by strong consumer preferences for enhanced comfort and the EU directive limiting average emissions from new cars sold in the 27 EU member states to 120g CO2/km by 2012. A paradigm shift in vehicle control is gaining momentum to replace many of the traditional hydraulic-driven mechanical linkage system with electronic control solutions. This translates into more electric motors used in a new vehicle control environment.

In tandem with overall growth of the electric motor market, there seems to be a notable  increase in demand for DC brushless motors used in vehicle electronic drive control system. One such application is the electronic power steering system, which helps improve a car’s fuel efficiency by substituting the conventional hydraulic pump-driven system that constantly wastes electric energy. Going forward, new application areas may include the dual-clutch system, active suspensions and the brake system.

According to our own estimates, the global automotive motor market presently constitutes a trillion yen market (excluding captive sales) and will exhibit a 1.7-fold increase by 2013. Sales of DC brushless motors for automotive systems are categorized as “Mid-size Motors”.

Our Business Strategy

Nidec Corporation pursues sustainable business growth through the establishment of a leadership position in motor technology. With a particular focus on brushless DC motors, we explore new ways to serve the global market with energy-efficient, environment-friendly motor drive solutions.

Basically, we evolve our core competencies through adherence to the following elements:

•

New product built on innovative technology (technical competitiveness);

•

New market with long-term growth potential (first mover advantage); and

•

New customer base (market share supremacy, risk diversification).

In order to reach our business goal, we have set out the following action plans for fiscal 2010-2012. Our primary focus is on enhancing the profitability of the continuing core operations and expanding the addressable market for home appliance and automotive motors, our future business pillars.

Index to Consolidated Financial Statements and Information.

1) Profitability enhancement in the production of hard disk drive (HDD) spindle motors

The HDD market is expected to maintain healthy growth in the mid- to long term, backed by a robust PC demand in the emerging markets, growing needs for enterprise data backup, and private demand for high-density audiovisual data contents. In the meantime, however, HDD prices are coming under pressure through intense competition among the six major HDD suppliers, particularly in the market for mobile-PC storage. Lower HDD prices can help HDD gain competitiveness in the laptop market against the alternative solid-state drives (SSD) based on flash memory, but at the same time, indicate increased margin pressure on the component suppliers.

HDD spindle motors represented 30.1% of our total sales in the fiscal year ended March 31, 2008, accounting for an estimated 73% to 75% share of the global market. Taking into consideration all aspects of the present situation, we place first priority for this operation on profitability enhancement and have adopted a threefold approach as outlined below.

i) Internal manufacturing

Presently, subcontracted parts account for approximately two-thirds of our average manufacturing cost per motor unit, and the largest portion of the subcontracting cost derives from hard drive base plates. Internalizing the base plate production is a key to enhancing profitability of our HDD motor business. We took our first steps in this direction in 2007 by acquiring Brilliant Manufacturing Limited (now Nidec Brilliant Corporation), a Singaporean manufacturer of HDD base plates and top covers, and building our own manufacturing capacity in the Philippines and Thailand.

ii) Product mix improvement

Perpendicular Magnetic Recording, together with new data storage technologies including discrete track recording, are expected to enable 500 gigabytes/platter in the 3.5-inch format, 250 gigabytes/platter in the 2.5-inch format and 120 gigabytes/platter in the 1.8-inch format by the end of 2008. The dramatic growth in areal density requires the spindle motor to provide even greater reliability and accuracy at the peak rotation velocity. To meet the stringent quality requirements, we have designed and commercialized our proprietary shaft-fixed-type spindle motor which operates in the higher velocity range without compromising rotation accuracy. Currently designed for 3.5-inch HDD for high-end enterprise servers, these high-value-added models are expected to find their ways into the 3.5-inch HDD for consumer electronics products and 2.5-inch HDD for laptop PCs. Anticipating demand growth, we plan to increase the production capacity of the new models by over 40% toward the end of March 2009. We believe the ongoing trend toward larger hard drive capacity will provide us with an ample opportunity to improve our product mix of this business segment.

iii) Parts/process standardization

Standardization is intended to reduce production costs primarily by minimizing the number of parts and processes needed for the manufacture of OEM motors. Under the standardized production environment, parts and processes are coordinated and common enough to ensure that all products in the mass customization platform can be built without the setup changes that would undermine flexible manufacturing. We believe standardizing parts and processes will also help simplify supply chain management, improve the average quality levels, and shorten time to market.

2) Expanding our addressable market for home appliance/automotive motors

Along with the stated efforts in improving profitability of our core, HDD motor business, we seek greater presence in the global home appliances/automotive motor market through the extensive use of our own brushless DC motor technology and integration of a broad range of motor expertise through corporate acquisitions.

Index to Consolidated Financial Statements and Information.

The common thread running through our approach to the automotive/home appliances motor market is the expansion of addressable markets through product diversification. In the home appliance market (the Japanese market, in particular), our brushless DC motors are finding ways into new-generation refrigerators, washing machines, and air-conditioning system which stress operating quietness, power efficiency and controllability. In step with Japanese customers planning to move toward the international markets, we have started increasing production to meet an anticipated demand increase. In April 2007, we acquired Japan Servo Co., Ltd., a former subsidiary of Hitachi, Ltd., successfully extending our reach further into a variety of home appliances applications.

EU directive mandating the reduction of the average CO2 emissions of new cars to 120 g/km by 2012 has reinforced the automobile industry’s technological transition toward highly-sophisticated, electronically-controlled automobile drive systems. These new control systems require a greater number of electric motors to replace the existing hydraulic power package and mechanically-controlled system. Viewing the automotive motor market as a major source of our future growth, we have been proactively investing research and development resources in this area. Currently, automotive applications using our brushless DC motors include electric power steering system and seat/fuel-cell cooling fans. In the next five years, we expect a wider range of drive control systems, such as electric clutches, electric active suspension and brakes to start using our brushless DC motors.

Nidec Motors and Actuators (NMA), formerly Motors & Actuator division of Valeo S.A., France, now serves as a substantial foothold for our automotive motor operations in the European and North American markets. In its final phase of post merger integration, NMA has begun to see a healthy flow of its own automotive motor lines supplied through its streamlined sales channels. Under the current plan, we expect our overall automotive sales from Nidec and NMA to triple by fiscal 2012.

Sales

We regard a timely response to consumer demands as the most important aspect of service. By establishing a sales base in many regions, both inside and outside Japan, we have established a global sales network which covers the world’s key motor markets.

The following table presents a breakdown of total revenues by geographic market for the three years ended March 31, 2006, 2007 and 2008:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2008
	2006	2007	2008
Sales and operating revenues:
Japan	¥ 294,307	¥ 341,642	¥ 371,705	$ 3,710,001
U.S.A.	8,398	10,747	19,513	194,760
Singapore	72,970	59,488	57,635	575,257
Thailand	56,246	80,579	109,994	1,097,854
The Philippines	6,848	12,929	13,374	133,486
China	30,565	36,884	45,398	453,119
Other	67,524	87,398	124,507	1,242,709

Consolidated total	¥ 536,858	¥ 629,667	¥ 742,126	$ 7,407,186

Index to Consolidated Financial Statements and Information.

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

Production

We specialize in the field of “Everything that Spins and Moves” centering on drive technology products, namely motors, and have acquired large market share for many of our products by reinforcing motor-related technology and application engineering through mergers and acquisitions. As a result, we have been successful in expanding sales and profits by taking advantage of new market opportunities and demand trends. We divide operations into the five business segments discussed below. While development and design engineering are mostly conducted in Japan, production of small precision motors is conducted in various Asian countries, including Thailand, the Philippines, Singapore, China and Vietnam, based on our basic policy of manufacturing products close to the manufacturing sites of our customers. The manufucture of mid-size motors is also conducted in various countries, including Japan, China, Thailand, Spain, Poland and Mexico. Machinery is still manufactured mostly in Japan.

Small Precision Motors

We manufacture most of our small precision motors, such as spindle motors for HDDs, brushless DC motors and fan motors in our overseas manufacturing subsidiaries in Thailand, the Philippines, Singapore, China and Vietnam. In addition, we established joint ventures with NTN Corporation in China in August 2002, and in Thailand in November 2005. The joint ventures are producing fluid dynamic bearing units using oil impregnated sintered-alloy metal for our spindle motors for HDDs. These manufacturing operations in Asia have resulted in cost reductions in relation to such factors as capital expenditure, labor costs and taxes. Also, as part of efforts to facilitate production cost reduction, we are promoting the internalization of motor parts in these sites. We have established research and development centers in Japan, which develop new designs and more efficient processing/production technology in order to create advanced new products. In particular, our technical development centers in Kyoto, Shiga, Nagano and Tottori have been engaged in the design and prototype production for new-products and are promoting the full transfer of their technical expertise, including formation of mass production lines, to our overseas plants.

Mid-Size Motors

The design and development of the mid-size motors is conducted in Japan. Nidec Corporation handles mid-size brushless DC motors for vehicles responding to an increase in the demand for fuel-efficient vehicles generating less emission. Nidec Shibaura Corporation deals with mid-size brushless DC motors for consumer electronics and housing facilities, which are equipped with energy-saving, low noise and longer life features. Nidec Power Motor Corporation handles mid-size motors for energy-efficient machinery. The manufacture of those products is conducted in Japan, China, Thailand, Spain, Poland and Mexico. Manufacturing bases in Japan provide technical support to manufacturing subsidiaries in China, Thailand, Spain, Poland and Mexico.

Index to Consolidated Financial Statements and Information.

Machinery

Semiconductor manufacturing equipment, automatic measuring equipment, image processing equipment, high-speed press machines, printed-circuit-boards inspection equipment, industrial robots and card readers, have mainly been designed, developed and manufactured in Japan. Some of our measuring equipment and high-speed press machines are being manufactured in China.

Electronic and Optical Components

We manufacture encoders, optical components such as camera shutters, lens units and optical pick-up units, electronic parts including pressure sensors, electronics circuit parts and actuators in our subsidiaries ,Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Sankyo Corporation. Shutters and lens units for various cameras are developed and designed by Nidec Copal Corporation in Japan and manufactured in Japan, Thailand and China. Nidec Sankyo Corporation develops, designs and manufactures electronic components such as actuators and optical pick-up units, which are being manufactured in Singapore and China. Electronic components such as pressure sensors and electronics circuit parts are being developed, designed by Nidec Copal Electronics Corporation in Japan and manufactured in Japan and China.

Others

“Others” consists of pivot assemblies and automotive parts. Our manufacturing subsidiary in Singapore conducts the development, design and manufacture of pivot assemblies. Automotive parts are developed and designed in Japan and manufactured in Japan and Vietnam.

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

Key motor parts outsourced are, pressing and stamping parts for the production of hubs, stator cores, and die casts used in brackets motors are mounted on. Other products outsourced include printed-circuit components, including integrated circuits and electromagnetic steel sheets, as well as other electronic parts. In the past, we purchased base plates for motors from suppliers, but now we produce such base plates. Once in the past, an increase in demand for printed circuits caused a shortage of relevant electronic components, including integrated circuits. If similar difficulties should occur in the future, we would be compelled to build stock to meet demand.

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

Index to Consolidated Financial Statements and Information.

Our overseas operations are also subject to environmental regulation. Our operations in the United States, for example, are subject to extensive environmental regulation under a number of laws, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental, Response, Compensation and Liability Act and the Toxic Substances Control Act. We are also subject to substantial state legislation that parallels, and in some cases imposes more stringent obligations than, the federal requirements.  Any electronic or electrical equipment sold in the EC are subject to the Restriction of Hazardous Substances Directive (RoHS) 2002/95/EC. This Directive indicates that only products entering the EU must be in compliance.  Still, we consider the Directive to essentially cover our whole lines of products because of the possibility that products we make and sell elsewhere could be eventually destined for the EU as components of other companies’ products.

We believe that leadership in environmental protection is an important competitive factor in the markets for our products. We have given and will continue to give high management priority to environmental matters. We believe that our operations are in substantial compliance with regulatory requirements affecting our facilities and products in each of the markets in which we operate. We monitor these requirements and adjust affected operations and products to ensure that we remain in substantial compliance with these requirements. Almost all of our plants and manufacturing bases, in Japan and overseas, have either received, or are scheduled to receive within the next several years, certifications under the ISO 14001 standards on environmental management systems of the International Organization for Standardization. Also, we have established a committee to investigate ways pursuant to which that we might eliminate the use of lead in our manufacturing processes. As a result, almost all of our current products use lead-free solder, with a few exceptions because of specific customers’ individual requirements.

Our Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2006	2007	2008

Japan	7,550	7,989	8,909
North America	197	1,146	1,052
Asia (other than Japan)	70,943	79,208	86,162
Europe	31	727	774

Total	78,721	89,070	96,897

Japan

In Japan, as of March 31, 2008, we had 8,909 employees. 3,954 of these employees were engaged in manufacturing operations, 2,011 in research and development and 1,176 in sales activities.

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

In Japan, although Nidec has no labor union, labor unions have been organized in some of our subsidiaries. There have been no substantial strikes and/or labor disputes. We believe that the relationship between us and our employees is favorable.

Index to Consolidated Financial Statements and Information.

Overseas

As of March 31, 2008, we had 87,988 employees overseas. 80,403 of these employees were engaged in manufacturing operations, 300 in research and development and 583 in sales activities.

No material strikes and/or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

Intellectual Property

As of March 31, 2008, we owned 1,947 issued patents, 22 utility model registrations and 279 trademarks in Japan as well as 711 issued patents and 23 trademarks in the United States. Every year, we file additional patent applications in Japan, some of which we file in the United States. We also seek patent protection in various other foreign countries where we manufacture or sell our products. As of March 31, 2008, we had a total of 4,146 patent and utility model applications pending in Japan and in the United States. While we believe that our patents are important, in general, no single or group of related patents is essential to us or any of our principal business segments.

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

Legal Proceedings

On February 15, 2005, we filed a patent infringement lawsuit in the Northern District of California in the Unites States against Victor Company of Japan, Limited and its subsidiary, JVC Components (Thailand) Co., Ltd., and their sales agents, Kabushiki Kaisha Agilis and Agilis Technology Inc. (collectively “JVC”), charging them with infringing our U.S. Patent Nos. 5,667,309, 6,554,476, 6,343,877 and 6,793,394. These four patents cover our fluid dynamic bearing technology used in spindle motors found in computer hard disc drives. JVC has supplied and continues to supply spindle motors to hard disc drive manufacturers without a license under these patents. We brought this action to prevent JVC from selling, distributing or importing infringing spindle motors in the United States, and from selling or distributing such motors for incorporation into hard disc drives sold, distributed or imported in the United States. On February 8, 2008, JVC and Nidec signed a settlement agreement at Nidec’s head office and all lawsuits were withdrawn.

On March 6, 2007, we filed a patent infringement lawsuit in the Eastern District of Texas in the Unites States against LG Innotek Co., Ltd. (“LGIT”) and its subsidiaries for infringement of U.S. Patent No. 6,242,830, which relates to our bearing technology used for spindle motors in CD, DVD and/or Blu-ray drives.

On July 30, 2008, we filed lawsuits in the Osaka District Court  against Samsung Electro-Mechanics Co., Ltd. (“SEMCO”), an electronic components manufacturer based in Korea, for infringement of three Japanese patents (No. 3344913, 3502266, 3688015) regarding our spindle motors mainly used for CD/DVD drives. We have requested injunctions to preclude SEMCO from marketing such spindle Japanese market.

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

Index to Consolidated Financial Statements and Information.

C. Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2008:

Name	Country	Principal business	Percentage owned by us as of March 31, 2008
			(%)
Consolidated subsidiaries
Nidec Automobile Motor (Zhejiang) Corporation	China	Manufacturing of motors for automobiles	100.0%
Nidec America Corporation	U.S.A	Sales of fans and precision motors	100.0%
Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	100.0%
Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors and fan motors	100.0%
Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors	100.0%
Nidec Electronics GmbH	Germany	Sales of spindle motors for hard disk drives and fans	100.0%
Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%
Nidec (H.K.) Co., Ltd.	Hong Kong	Sales of parts for our products and sales of spindle motors	99.9%
Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies	100.0%
Nidec Taiwan Corporation	Taiwan	Sales of small brushless DC motors and fans	100.0%
Nidec Vietnam Corporation	Vietnam	Manufacturing of fan motors	100.0%
Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%
Nidec Subic Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	100.0%
Nidec (Shanghai) International Trading Co., Ltd.	China	Sales of small brushless DC motors	100.0%
Nidec Nemicon Corporation	Japan	Manufacture and sales of rotary encoders, proximity sensors and other electronic equipment	99.7%
Nidec Power Motor Corporation	Japan	Manufacture and sales of mid-size motors and small AC motors	92.2%
Nidec Shibaura Corporation	Japan	Manufacture and sales of small AC motors	100.0%
Nidec Copal Electronics Corporation *1	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	62.0%

Index to Consolidated Financial Statements and Information.

Name	Country	Principal business	Percentage owned by us as of March 31, 2008
			(%)
Nidec Copal Corporation *1	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	57.5%
Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	100.0%
Nidec System Engineering (Zhejiang) Corporation	China	Manufacture of factory automation equipment	100.0%
Nidec Logistics Corporation	Japan	Transportation, warehousing, import and export business, packing, environment business, distribution processing and physical distribution	100.0%
Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery and testers	60.0%
Nidec-Shimpo Corporation	Japan	Manufacture and sales of power transmission drives, control devices, measuring and factory automation equipment, ceramic and wood art equipment, and others	100.0%
Nidec Tosok Corporation *1	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, semiconductor manufacturing machinery, air/electronic gauges, precision ball screws, other precision measuring devices and manufacture of fan motors	65.4%
Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	100.0%
Nidec Sankyo Corporation *1	Japan	Manufacture and sales of motors, optical pickup units, automated teller machines, home appliance components and factory automation equipment	65.3%
Nidec Motors & Actuators	France	Manufacturing and sales of air flow system, seat positioning system, body closure system, braking, drive-line and steering system	100.0%
Nidec Brilliant Co., Ltd. *2	Singapore	Manufacturing and sales of hard disk drives base plate, brackets and top covers	98.9%
Japan Servo Co., Ltd. *1	Japan	Manufacturing and sales of motors for brushless motors, stepping motors, fans motors, blowers motors, sensors and motor applications	60.4%

Notes:

*1 - Listed on one or more stock exchanges in Japan

*2 - The company name has changed from “Brilliant Manufacturing Limited” on April 1, 2008.

Index to Consolidated Financial Statements and Information.

Joint Venture with NTN Corporation

On August 28, 2002, Nidec and NTN Corporation established a joint venture, NTN-Nidec (Zhejiang) Corporation, in Pinghu City located near Shanghai, China.

Nidec holds 40% and NTN holds 60% of the equity of the joint venture. The breakdown of the initial paid-in capital of $6.5 million was $2.6 million from Nidec and $3.9 million from NTN. The purpose of the new joint venture company is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for hard disk drive motors. Production started in April 2003.

A sintered-alloy-based fluid dynamic bearing units by the new joint venture will be used in our fluid dynamic bearing motors for hard disk drives.  Those motors are sold mainly to the computer/server market through Nidec Corporation. In order to expand the market further, the joint ventures have turned their eyes to promising markets such as the audio-visual market and the mobile market, as the demand for hard disk drives in those markets is increasing.

In January 2004, NTN-Nidec (Zhejiang) Corporation increased its paid-in capital to $21 million U.S. dollars from $13 million U.S. dollars in lieu of an exchange of ownership of shares between Nidec and NTN Corporation. This capital investment was used for capital improvements to achieve increased production capability to 8 million pieces per month from the original 3 million.

After the success of the joint venture NTN-Nidec (Zhejiang) Corporation in China, Nidec and NTN Corporation established a second joint venture, NTN-Nidec (Thailand) Corporation, in Rayong Province located at the south of Bangkok Metropolis, Thailand on November 9, 2005.

Nidec holds 40% and NTN holds 60% of the equity of the new joint venture. The first capital of 360 million Baht is paid by NTN in November 2005. In March 24, 2006, Nidec paid the increased capital of 240 million Baht.

As with the first joint venture in China, the purpose of the second joint venture is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for hard disk drive motors. Production started in June 2006.

As of March 2008, production capability of NTN-Nidec (Zhejiang) Corporation was 8.8 million pieces per month, and the capacity of NTN-Nidec (Thailand) Corporation was 9.7 million pieces per month.

Index to Consolidated Financial Statements and Information.

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2008, we operated manufacturing and sales facilities through 26 Japanese subsidiaries and 102 foreign subsidiaries. These facilities are located in Japan, China, Singapore, Europe, the United States, Thailand, Vietnam, Indonesia, the Philippines, South Korea, Malaysia, Taiwan and Mexico.

The following table sets forth information, as of March 31, 2008, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function

In Japan
Corporate Headquarters and Central Technical Laboratories (1)	Japan	36,119	Basic research and development and fluid dynamic bearing technology development
Japan Servo Co., Ltd.(1)	Japan	34,128	Manufacturing of mid-size motors
Nidec-Shimpo Corporation (1)	Japan	29,322	Manufacturing of power transmission equipments and measuring equipment
Nidec Power Motor Corporation (1)	Japan	27,459	Manufacturing and sales of mid-size motors
Nidec Shibaura Corporation Head Office (2)	Japan	24,600	Manufacturing and sales of mid-size motors
Nidec Tosok Corporation Head Office and Technical Center (1)	Japan	23,471	Manufacturing of measuring equipment and semiconductor equipment
Nidec Copal Corporation Koriyama Technical Center (1)	Japan	23,384	Development design and material procurement
Shiga Technical Development Center (1)	Japan	20,596	Research and development and manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, mid-size motors for automobiles and pumps and precision motors
Nidec Sankyo Ina Facility (1)	Japan	18,160	Manufacturing of robots
Nidec Copal Corporation Shiojiri Factory (1)	Japan	16,452	Manufacturing of industrial automation and labor-saving equipments
Nidec Tosok Corporation Yamanashi Factory (1)	Japan	16,320	Manufacturing of components for automobiles
Nidec Sankyo Komagane Facility (1)	Japan	14,279	Manufacturing of time switches, AC motors, stepping motor units, and related parts and components
Nidec Copal Electronics Corporation Sano Factory (1)	Japan	14,188	Manufacturing and sales of precision automotive parts
Nidec Copal Precision Parts Corporation Koriyama Factory (1)	Japan	13,872	Manufacturing of precision dies, press stamping components, injection molding components and surface treatment processing components

Index to Consolidated Financial Statements and Information.

Facility name	Location	Floor space (square meters)	Principal products and function

Outside Japan
Nidec Philippines Corporation (3)	Philippines	76,658	Manufacturing of spindle motors for hard disk drives
Nidec Sankyo (H.K.) Co., Limited Shilong Factory (4)	China	68,800	Machining of small motors, stepping motors, stepping motor units, and related parts
Nidec Motors & Actuators (Mexico) S. de R.L. de C.V (1)	Mexico	46,769	Manufacturing of motors for automotive and industrial applications
Nidec (Dalian) Limited	China	50,784	Manufacturing of spindle motors for hard disk drives, DC motors for PC peripheral devices, fans and components for precision motors
Nidec Electronics (Thailand) Co., Ltd. Rojana Factory (1)	Thailand	42,280	Manufacturing of spindle motors for hard disk drives
Nidec Tosok (Vietnam) Co., Ltd. (2)	Vietnam	41,972	Manufacturing of fans and components for automobiles
Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory (1)	Thailand	41,650	Manufacturing of spindle motors for hard disk drives
Nidec (Zhejiang) Corporation	China	41,000	Manufacturing of spindle motors for hard disk drives, assembling motors and accessories
Nidec (Dong Guan) Corporation (4)	China	39,880	Manufacturing of small brushless DC motors for PC peripheral devices and office automation equipment
Nidec Precision (Thailand) Co., Ltd. Rojana Factory (1)	Thailand	37,630	Manufacturing of components for precision motors
Nidec Subic Philippines Corporation (2)	Philippines	35,626	Manufacturing of spindle motors for hard disk drives
Nidec Motors & Actuators (Germany) GmbH (1)	Germany	31,120	Manufacturing of motors for automotive and industrial applications
Nidec Copal (Zhejiang) Co., Ltd.	China	29,718	Manufacturing of components and lens cones for digital still cameras and mini-laboratory systems
Nidec Copal (Thailand) Corporation (1)	Thailand	28,306	Manufacturing of camera components and micro motors
Nidec Copal Electronics (Zhejiang) Co., Ltd.	China	26,000	Manufacturing of actuators
Nidec Shibaura (Zhejiang) Co., Ltd. (2)	China	22,700	Manufacturing of mid-size motors
Nidec Vietnam Corporation (2)	China	21,740	Manufacturing of fan motors
Nidec Sankyo Vietnam Corporation(2)	Vietnam	20,824	Manufacturing of stepping motors
Nidec Sankyo (Fuzhou) Co., Ltd. (2)	China	20,540	Manufacturing of optical pickup units
Nidec-Shimpo (Zhejiang) Co., Ltd.	China	20,310	Manufacturing of power transmission drives
Nidec Precision (Thailand) Co., Ltd. Ayutthaya Factory (1)	Thailand	19,560	Manufacturing of components for precision motors
Nidec Sankyo Electronics (Shaoguan) Co., Ltd.	China	19,548	Manufacturing of motor-driven actuator units
Nidec System Engineering (Zhejiang) Corporation	China	17,390	Manufacturing of various system equipment
Nidec Sankyo (H.K.) Co., Limited Shanghan Electric Plant (4)	China	16,000	Manufacturing of DC motors
Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	15,715	Manufacturing of mid-size motors

Index to Consolidated Financial Statements and Information.

Facility name	Location	Floor space (square meters)	Principal products and function

PT. Japan Servo Batam(1)	Indonesia	14,700	Manufacturing of mid-size motors
Changzhou Servo Motors Co., Ltd.(1)	China	14,220	Manufacturing of mid-size motors
Nidec Pigeon (H.K.) Co., Ltd. Dong Bao Precision Factory (4)	China	14,254	Manufacturing and sales of mechanism for audio
Nidec Automobile Motor (Zhejiang) Corporation (4)	China	13,745	Manufacturing of motors for automobiles
Nidec Power Motor (Zhejiang) Co., Ltd. (2)	China	13,500	Manufacturing of industrial mid-size motors
Nidec Sankyo (Zhejiang) Corporation (4)	China	13,383	Manufacturing of motor-driven actuator units
Nidec Copal Philippines Corporation (2)	Philippines	13,219	Manufacturing of precision mini-motors, press stamping parts, molding parts and surface treatment processing parts
Nidec Nissin (Dalian) Corporation (4)	China	13,260	Manufacturing of engineering plastic dies and moldings
Nidec Sankyo Singapore Pte. Ltd. Batam Factory (4)	Indonesia	13,045	Manufacturing of stepping motors and motor-driven actuator units

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

As of March 31, 2008, the aggregate book value of the land and buildings we owned was ¥95.6 billion, and the aggregate book value of machinery and equipment we owned was ¥ 92.0 billion. In addition to the property we own, we lease other equipment used in our operations.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). There are no written comments which have been provided by the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) regarding our periodic reports under the Exchange Act not less than 180 days before the end of the fiscal year ended March 31, 2008 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Index to Consolidated Financial Statements and Information.

Item 5. Operating and Financial Review and Prospects

A. Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

Effects of Our Recent Acquisitions Activities on Our Financial Statements

As discussed under Item 4.A of this annual report, we have sought growth by investing in, or acquiring companies with ,motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies. Our approach has been to identify underperforming companies with advanced products and technologies. In the past years, we have acquired substantial interests in a number of major companies, several of which were public companies in Japan.

On November 8, 2006, we acquired a 98.9% share in Fujisoku Corporation (“FSKC”). FSKC manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments.

On December 27, 2006, we acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As part of the acquisition of the Motors & Actuators business of Valeo S.A, we acquired all shares of the companies listed below, and therefore, from the acquisition date, we started consolidating them in our financial statements.

•

Nidec Motors & Actuators

•

Nidec Motors & Actuators (Germany) GmbH

•

NMA Property Verwaltungsgesellschaft mbH

•

Nidec Motors & Actuators (Poland) Sp.Z o.o.

•

Nidec Motors & Actuators (Spain) S.A.

•

Nidec Motors & Actuators (USA) INC.

•

Nidec Motors & Actuators (Mexico) S. de R.L. de C.V.

The NMA group manufactures motors and actuators for automobiles, such as air flow systems, body closure systems, occupant positioning systems and brake systems.

On February 23, 2007, we acquired a 87.1% share in Brilliant Manufacturing Limited (“BML”). BML is engaged in manufacturing and sales of base plate die-casting and top cover used in hard disk drives. By acquiring BML, we increased our manufacturing capability in Asia.

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

Changes in the fair values of our foreign exchange forward contracts and changes in option prices under our foreign currency option agreements are recognized as gains or losses on derivative instruments in our consolidated statement of income. For a more detailed discussion of these instruments, you should read Item 11 “Quantitative and Qualitative Disclosure About Market Risk” and Note 21 to our consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

Results of Operations – Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

The following table sets forth selected information relating to our income and expense items for each of the three years in the period ended March 31, 2008.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Net sales	¥ 536,858	¥ 629,667	¥ 742,126	$ 7,407,186
Operating expenses:
Cost of products sold	413,012	486,627	583,910	5,828,027
Selling, general and administrative expenses	41,188	46,276	51,283	511,857
Research and development expenses	29,232	32,755	30,100	300,429

	483,432	565,658	665,293	6,640,313
Operating income	53,426	64,009	76,833	766,873
Other income (expense):
Interest and dividend income	1,664	2,565	2,930	29,244
Interest expense	(1,362)	(2,022)	(2,421)	(24,164)
Foreign exchange gain (loss), net	7,866	1,757	(14,110)	(140,832)
Gain from marketable securities, net	3,869	943	454	4,531
Other, net	(1,085)	(1,657)	(1,003)	(10,011)

	10,952	1,586	(14,150)	(141,232)
Income before income taxes	64,378	65,595	62,683	625,641
Income taxes	(15,213)	(17,460)	(15,484)	(154,546)

Income before minority interest and equity in earnings of affiliated companies	49,165	48,135	47,199	471,095
Minority interest in income of consolidated companies	8,170	8,130	6,082	60,704
Equity in net losses (income) of affiliated companies	46	73	(39)	(389)

Net income	¥ 40,949	¥ 39,932	¥ 41,156	$ 410,780

Index to Consolidated Financial Statements and Information.

Results of Operations – Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

Net Sales

	(Yen in millions)
	2007	2008	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 198,196	¥ 223,068	¥ 24,872	12.5%
Other small precision brushless DC motors	74,445	92,359	17,914	24.1
Brushless DC fans	38,656	46,525	7,869	20.4
Other small precision motors *	6,684	23,730	17,046	255.0

Sub-total	317,981	385,682	67,701	21.3
Mid-size motors	57,389	96,377	38,988	67.9
Machinery	82,944	73,253	(9,691)	(11.7)
Electronic and optical components	144,651	159,266	14,615	10.1
Others	26,702	27,548	846	3.2

Consolidated total	¥ 629,667	¥ 742,126	¥ 112,459	17.9%

* “Small precision brush DC motors” was changed to “Other small precision motors” from the beginning of this year because the diversity of the products increased.

Details are described by segment below.

Our net sales increased ¥112,459 million, or 17.9%, from ¥629,667 million for the year ended March 31, 2007 to ¥742,126 million for the year ended March 31, 2008. This increase was due mainly to the impact of the newly consolidated subsidiaries and small precision motors, especially hard disk drives spindle motors.

Net sales of Fujisoku Corporation, which has been consolidated since November 2006, is included in “Electronic and optical components”. Nidec Motors & Actuators and its group companies, which have been consolidated since December 2006, are included in “Mid-size motors”. Brilliant Manufacturing Limited and its subsidiaries, which have been consolidated since February 2007, are included in “Small precision motors”. Japan Servo Co., Ltd. and its subsidiaries, which have been consolidated since April 2007, are included in “Small precision motors”.

(Small precision motors)

Net sales of small precision motors increased ¥67,701 million, or 21.3%, from ¥317,981 million for the year ended March 31, 2007 to ¥385,682 million for the year ended March 31, 2008. Net sales of each product included in “small precision motors” are as shown below.

Hard disk drives spindle motors

Net sales of our hard disk drives spindle motors increased ¥24,872 million, or 12.5%, from ¥198,196 million for the year ended March 31, 2007 to ¥223,068 million for the year ended March 31, 2008. Sales volume of hard disk drives spindle motors increased by 16.0% compared to the previous fiscal year. This increase was primarily due to an increase in net sales of spindle motors for 2.5-inch and 3.5-inch hard disk drives. Sales volumes of the motors for 2.5-inch and 3.5-inch hard disk drives increased by 18.7% and 16.2%, respectively. The yen-based average sales price decreased 3.0% in comparison to the previous fiscal year, however, the yen appreciated against the U.S. dollar by 2.3% during the same period. Therefore, in effect, the dollar-based sales prices declined almost 1.0%.

Index to Consolidated Financial Statements and Information.

This was mainly due to a decrease in the average price of motors for 2.5-inch hard disk drives, approximately 1.5% on a dollar basis, in spite of an increase in the average price of 3.5-inch hard disk drives, approximately 1% on a dollar basis.

Net sales of hard disk drives spindle motors accounted for 31.5% of total net sales for the year ended March 31, 2007 and 30.1% of total net sales for the year ended March 31, 2008.

Other small precision brushless DC motors

Net sales of our other small precision brushless DC motors increased ¥17,914 million, or 24.1%, from ¥74,445 million for the year ended March 31, 2007 to ¥92,359 million for the year ended March 31, 2008. Excluding the contribution from newly consolidated companies, net sales of other small precision brushless DC motors increased ¥6,099 million or 8.2%, from ¥74,445 million for the year ended March 31, 2007 to ¥80,544 million for the year ended March 31, 2008. This increase was primarily due to an increase in net sales of stepping motors and brushless DC motors for optical disk drives.

Net sales of our other small precision brushless DC motors accounted for 11.8% of total net sales for the year ended March 31, 2007 and 12.4% of total net sales for the year ended March 31, 2008.

Brushless DC fans

Net sales of brushless DC fans increased ¥7,869 million, or 20.4%, from ¥38,656 million for the year ended March 31, 2007 to ¥46,525 million for the year ended March 31, 2008. This increase was primarily due to an increase in the contribution from newly consolidated companies. Excluding the contribution from newly consolidated companies, net sales of brushless DC fans slightly increased ¥721 million or 1.9%, from ¥38,656 million for the year ended March 31, 2007 to ¥39,377 million for the year ended March 31, 2008.

Net sales of brushless DC fans accounted for 6.1% of total net sales for the year ended March 31, 2007 and 6.3% of total net sales for the year ended March 31, 2008.

Other small precision motors

Net sales of other small precision motors increased ¥17,046 million, or 255.0%, from ¥6,684 million for the year ended March 31, 2007 to ¥23,730 million for the year ended March 31, 2008. This increase was primarily due to an increase in the contribution from newly consolidated companies. Excluding this contribution, net sales of other small precision motors increased slightly ¥66 million or 1.0%, from ¥6,684 million for the year ended March 31, 2007 to ¥6,750 million for the year ended March 31, 2008.

Net sales of other small precision motors accounted for 1.1% of total net sales for the year ended March 31, 2007 and 3.2% of total net sales for the year ended March 31, 2008.

(Mid-size motors)

Net sales of our mid-size motors increased ¥38,988 million, or 67.9%, from ¥57,389 million for the year ended March 31, 2007 to ¥96,377 million for the year ended March 31, 2008. Excluding the contribution from newly consolidated companies, net sales of mid-size motors increased ¥11,724 million or 24.3%, from ¥48,306 million for the year ended March 31, 2007 to ¥60,030 million for the year ended March 31, 2008. This increase was primarily due to an increase in net sales of motors for automobiles such as power steering systems, and for home appliances such as air conditioners.

Net sales of our mid-size motors accounted for 9.1% of our total net sales for the year ended March 31, 2007 and 13.0% of total net sales for the year ended March 31, 2008.

Index to Consolidated Financial Statements and Information.

(Machinery)

Net sales of our machinery decreased ¥9,691 million, or 11.7%, from ¥82,944 million for the year ended March 31, 2007 to ¥73,253 million for the year ended March 31, 2008. This decrease was primarily due to decreases in sales of industrial robots, card readers and high-speed pressing machines, affected by a lower demand resulting from the decreased capital investment by our customers, which offset an increase in net sales of factory automation equipment and semiconductor manufacturing equipment.

Net sales of our machinery accounted for 13.2% of our total net sales for the year ended March 31, 2007 and 9.9% of total net sales for the year ended March 31, 2008.

(Electronic and optical components)

Net sales of our electronic and optical components increased ¥14,615 million, or 10.1%, from ¥144,651 million for the year ended March 31, 2007 to ¥159,266 million for the year ended March 31, 2008. Excluding the contribution from newly consolidated companies, net sales of electronic and optical components increased ¥10,698 million or 7.6%, from ¥141,670 million for the year ended March 31, 2007 to ¥152,368 million for the year ended March 31, 2008. This increase was primary due to an increase in net sales of optical components such as shutters for mobile phones and digital cameras, and electronic components for amusement machines.

Net sales of our electronic and optical components accounted for 23.0% of our total net sales for the year ended March 31, 2007 and 21.5% of total net sales for the year ended March 31, 2008.

(Others)

Net sales of our other products increased ¥846 million, or 3.2%, from ¥26,702 million for the year ended March 31, 2007 to ¥27,548 million for the year ended March 31, 2008. This increase was primarily due to an increase in net sales of automobile parts.

Cost of Products Sold

Our cost of products sold increased ¥97,283 million, or 20.0%, from ¥486,627 million for the year ended March 31, 2007 to ¥583,910 million for the year ended March 31, 2008. Excluding the contribution from the newly consolidated companies, our cost of products sold increased ¥33,810 million, or 7.1% from ¥476,004 million for the year ended March 31, 2007 to ¥509,814 million for the year ended March 31, 2008. This increase was primarily due to the increase in sales volume and a negative impact from changes in exchange rates.

As a percentage of net sales, cost of sales increased from 77.3% for the year ended March 31, 2007 to 78.7% for the year ended March 31, 2008.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥5,007 million, or 10.8%, from ¥46,276 million for the year ended March 31, 2007 to ¥51,283 million for the year ended March 31, 2008. Excluding the contribution from the newly consolidated companies, our selling, general and administrative expenses decreased ¥1,754 million, or 3.9% from ¥45,340 million for year ended March 31, 2007 to ¥43,586 million for the year ended March 31, 2008. This decrease was mainly due to a non-recurring gain, a decrease in legal fees, a decrease in commission fees and an increase in the gain resulting from the sales of fixed assets compared to the year ended March 31, 2007.

As a percentage of net sales, selling, general and administrative expenses decreased from 7.3% for the year ended March 31, 2007 to 6.9% for the year ended March 31, 2008.

Index to Consolidated Financial Statements and Information.

Research and Development Expenses

Our research and development expenses decreased ¥2,655 million, or 8.1%, from ¥32,755 million for the year ended March 31, 2007 to ¥30,100 million for the year ended March 31, 2008. Excluding the contribution from the newly consolidated companies, our research and development expenses decreased ¥4,839 million, or 15.1% from ¥32,128 million for the year ended March 31, 2007 to ¥27,289 million for the year ended March 31, 2008. This decrease was primarily due to a decrease in research and development expenses related to mid-sized motors due to the commencement of mass production.

As a percentage of net sales, research and development expenses decreased from 5.2% for the year ended March 31, 2007 to 4.0% for the year ended March 31, 2008.

Operating Income

As a result of the foregoing factors, our operating income increased ¥12,824 million, or 20.0%, from ¥64,009 million for the year ended March 31, 2007 to ¥76,833 million for the year ended March 31, 2008.

As a percentage of net sales, operating income increased from 10.2% for the year ended March 31, 2007 to 10.4% for the year ended March 31, 2008.

Other Income (Expenses)

We had other income in the amount of ¥1,586 million for the year ended March 31, 2007, while we incurred other expenses in the amount of ¥14,150 million for year ended March 31, 2008. This change was mainly due to foreign exchange losses.

We had foreign exchange gain in the amount of ¥1,757 million for the year ended March 31, 2007, while we incurred foreign exchange losses in the amount of ¥14,110 million for the year ended March 31, 2008. This was principally due to the appreciation in the value of the yen against relevant foreign currencies compared to the same period of the previous fiscal year. The exchange rate of the yen against the U.S. dollar as of March 31, 2006, 2007 and 2008 was ¥117.47, ¥118.05 and ¥100.19, respectively.

Gains from marketable securities, net decreased ¥489 million from ¥943 million for the year ended March 31, 2007 to ¥454 million for the year ended March 31, 2008. This decrease was mainly due to a decrease in gain from the sales of marketable securities as compared to the year ended March 31, 2007.

Income before Income Taxes

As a result of the foregoing, our income before income taxes decreased ¥2,912 million, or 4.4%, from ¥65,595 million for the year ended March 31, 2007 to ¥62,683 million for the year ended March 31, 2008.

Income Taxes

Our income taxes decreased ¥1,976 million, or 11.3%, from ¥17,460 million for the year ended March 31, 2007 to ¥15,484 million for the year ended March 31, 2008.

The effective income tax rate for the year ended March 31, 2008 was lower compared to the effective income tax rate for the year ended March 31, 2007. The main reason for this decrease was the net impact of the decrease in the effective tax rate of valuation allowance and tax benefit in foreign subsidiaries and the adoption of FIN 48 as well as the effects of transfer pricing taxation paid for the prior year. For the year ended March 31, 2007, Nidec incurred an additional tax expense of approximately ¥2,850 million as a result of an examination by the tax authority in relation to transfer pricing. There was no such impact in the current year. This decrease in tax expense was partially offset by the impact of FIN 48 in the current year.

Index to Consolidated Financial Statements and Information.

Minority Interest in Income of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries decreased ¥2,048 million, or 25.2%, from ¥8,130 million for the year ended March 31, 2007 to ¥6,082 million for the year ended March 31, 2008. Excluding the contribution from the newly consolidated companies, minority interest in income of our consolidated subsidiaries decreased ¥2,925 million, or 36.0% from ¥8,130 million for the year ended March 31, 2007 to ¥5,205 million for the year ended March 31, 2008. Minority interests of group companies such as Nidec Sankyo Corporation and certain of its subsidiaries decreased ¥3,254 million due primarily to a decrease in their profitability, which more than offset an increase in minority interests in income of other companies such as Nidec Copal Corporation and certain of its subsidiaries.

Equity in Net Losses (Income) of Affiliated Companies

We incurred equity in net loss of affiliated companies in the amount of ¥73 million for the year ended March 31, 2007, while we had equity in net income of affiliated companies in the amount of ¥39 million for the year ended March 31, 2008.

Net Income

As a result of the foregoing, our net income increased ¥1,224 million, or 3.1%, from ¥39,932 million for the year ended March 31, 2007 to ¥41,156 million for the year ended March 31, 2008.

Index to Consolidated Financial Statements and Information.

Results of Operations – Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Net Sales

	(Yen in millions)
	2006	2007	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 164,575	¥ 198,196	¥ 33,621	20.4%
Other small precision brushless DC motors	66,463	74,445	7,982	12.0
Brushless DC fans	34,872	38,656	3,784	10.9
Other small precision motors *	7,849	6,684	(1,165)	(14.8)

Sub-total	273,759	317,981	44,222	16.2
Mid-size motors	37,767	57,389	19,622	52.0
Machinery	73,243	82,944	9,701	13.2
Electronic and optical components	128,791	144,651	15,860	12.3
Others	23,298	26,702	3,404	14.6

Consolidated total	¥ 536,858	¥ 629,667	¥ 92,809	17.3%

* “Small precision brush DC motors” was changed to “Other small precision motors” from the beginning of fiscal year ended March 31, 2008 because the diversity of the products increased.

Details are described by segment below.

(Small precision motors)

Hard disk drives spindle motors

Net sales of our hard disk drives spindle motors increased ¥33,621million, or 20.4%, from ¥164,575 million for the year ended March 31, 2006 to ¥198,196 million for the year ended March 31, 2007. Sales volume of hard disk drives spindle motors increased by 21.9% compared to the same period of the previous fiscal year. This increase was primarily due to an increase in net sales of 2.5-inch disk drives motors and 3.5-inch disk drives motors, reflecting strong demand in the information technology industry and consumer electronics.

Net sales of hard disk drives spindle motors accounted for 30.7% of total net sales for the year ended March 31, 2006 and 31.5% of total net sales for the year ended March 31, 2007.

Other small precision brushless DC motors

Net sales of our other small precision brushless DC motors increased ¥7,982 million, or 12.0%, from ¥66,463 million for the year ended March 31, 2006 to ¥74,445 million for the year ended March 31, 2007. This increase was primarily due to an increase in sales of brushless DC motors for optical disk drives, office equipment and home appliances.

Net sales of our other small precision brushless DC motors accounted for 12.4% of total net sales for the year ended March 31, 2006 and 11.8% of total net sales for the year ended March 31, 2007.

Index to Consolidated Financial Statements and Information.

Brushless DC fans

Net sales of our brushless DC fans increased ¥3,784 million, or 10.9%, from ¥34,872 million for the year ended March 31, 2006 to ¥38,656 million for the year ended March 31, 2007.

Net sales of our brushless DC fans accounted for 6.5% of total net sales for the year ended March 31, 2006 and 6.1% of total net sales for the year ended March 31, 2007.

Other small precision motors

Net sales of our other small precision motors decreased ¥1,165 million, or 14.8%, from ¥7,849 million for the year ended March 31, 2006 to ¥6,684 million for the year ended March 31, 2007.

Net sales of our other small precision motors accounted for 1.4% of total net sales for the year ended March 31, 2006 and 1.1% of total net sales for the year ended March 31, 2007.

(Mid-size motors)

Net sales of our mid-size motors increased ¥19,622 million, or 52.0%, from ¥37,767 million for the year ended March 31, 2006 to ¥57,389 million for the year ended March 31, 2007. This increase was primarily due to an increase in net sales of motors for automobiles and for home appliances such as air conditioners. The increase of motors for automobiles includes the net sales of Nidec Motors & Actuators, which we acquired during the year ended March 31, 2007, of ¥9,082 million.

Net sales of our mid-size motors accounted for 7.0% of our total net sales for the year ended March 31, 2006 and 9.1% of total net sales for the year ended March 31, 2007.

(Machinery)

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

(Electronic and optical components)

Net sales of our electronic and optical components increased ¥15,860 million, or 12.3%, from ¥128,791 million for the year ended March 31, 2006 to ¥144,651 million for the year ended March 31, 2007. This increase was primarily due to an increase in net sales of optical component such as shutters and lens units for digital cameras and mobile phones, offsetting a decrease in the net sales of optical pickup units. Net sales of electronic circuit also increased, including the net sales of Fujisoku Corporation which we acquired during the year ended March 31, 2007.

Net sales of our electronic and optical components accounted for 24.0% of our total net sales for the year ended March 31, 2006 and 23.0% of total net sales for the year ended March 31, 2007.

(Others)

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥5,088 million, or 12.4%, from ¥41,188 million for the year ended March 31, 2006 to ¥46,276 million for the year ended March 31, 2007. This increase was due to increases in salaries, bonuses and loss on fixed assets, which more than offset decreases in loss on bad debts for the year ended March 31, 2006, when there was the insolvency of AgfaPhoto GmbH. As a percentage of net sales, selling, general and administrative expenses decreased from 7.7% for the year ended March 31, 2006 to 7.3% for the year ended March 31, 2007.

Research and Development Expenses

Our research and development expenses increased ¥3,523 million, or 12.1%, from ¥29,232 million for the year ended March 31, 2006 to ¥32,755 million for the year ended March 31, 2007. This was primarily due to an increase in expenses for our research and development related to mid-sized motors, mainly used for automobile steering systems, and hard disk spindle motors. As a percentage of net sales, research and development expenses decreased from 5.4% for the year ended March 31, 2006 to 5.2% for the year ended Mach 31, 2007.

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

Interest and dividend income increased ¥901 million from ¥1,664 million for the year ended March 31, 2006 to ¥2,565 million for the year ended March 31, 2007. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits and increases in interest rates.

Interest expense increased ¥660 million from ¥1,362 million for the year ended March 31, 2006 to ¥2,022 million for the year ended March 31, 2007. This was primarily due to an increase of our borrowings for M&A transactions, additional investment in subsidiaries and increased interest rates.

Gain from marketable securities, net decreased ¥2,926 million from ¥3,869 million for the year ended March 31, 2006 to ¥943 million for the year ended March 31, 2007. This decrease was mainly due to a decrease in gain on the sales of marketable securities as compared with the year ended March 31, 2006. This decrease primarily relates to the gain of ¥1,123 million based on the business combination of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., during fiscal year ended March 31, 2006. We recognized this gain in accordance with Emerging Issues Task Force 91-5 (“EITF 91-5”).

Index to Consolidated Financial Statements and Information.

Foreign exchange gain decreased ¥6,109 million from ¥7,866 million for year ended March 31, 2006 to ¥1,757 million for the year ended March 31, 2007. This was principally due to depreciation in the value of the yen against relevant foreign currencies in the fiscal year 2006 compared to the same period of the previous fiscal year. The exchange rate of the yen against the U.S. dollar as of March 31, 2005, 2006 and 2007 was ¥107.39, ¥117.47 and ¥118.05, respectively.

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥1,217 million, or 1.9%, from ¥64,378 million for the year ended March 31, 2006 to ¥65,595 million for the year ended March 31, 2007.

Income Taxes

Our income taxes increased ¥2,247 million, or 14.8%, from ¥15,213 million for the year ended March 31, 2006 to ¥17,460 million for the year ended March 31, 2007.

The effective income tax rate for the year ended March 31, 2007 was higher compared to the effective income tax rate for the year ended March 31, 2006. This was mainly due to the effect of additional tax expenses based on transfer price taxation of ¥2,850 million.

Minority Interest in Income of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries decreased ¥40 million, or 0.5%, from ¥8,170 million for the year ended March 31, 2006 to ¥8,130 million for the year ended March 31, 2007. Minority interest of group companies such as Nidec Sankyo Corporation and certain of its subsidiaries decreased ¥852 million due primarily to a decrease in their profitability, which more than offset an increase in minority interest in income of other companies such as Nidec Copal Corporation and certain of its subsidiaries of ¥812 million. As a result, minority interest in income of consolidated subsidiaries decreased slightly.

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

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have sixteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s fifteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Japan Servo Co., Ltd., Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Motors & Actuators, and Nidec Nissin Corporation. For the information required by SFAS No. 131, see Note 25 to our consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France (“NMA”) in December 2006. As the materiality of the segment increased, NMA has been identified as a reportable operating segment since the three months ended June 30, 2007. Segment information for the year ended March 31, 2007 has been restated to conform to the current presentation. In addition, Nidec acquired a majority of the voting rights of Japan Servo Co., Ltd. (“JSRV”) in April 2007. JSRV has been identified as a reportable operating segment since the six months ended September 30, 2007.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Japan Servo Co. Ltd., Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec Philippines Corporation applies Philippine accounting principles and Nidec Motors & Actuators applies mainly International Financial Reporting Standards (“IFRS”). Thus, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the years ended March 31, 2006, 2007 and 2008. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the years ended March 31, 2006, 2007 and 2008:

	Year ended March 31
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 68,613	¥ 89,466	¥ 88,954	$ 887,853
Intersegment revenues	99,607	91,130	100,299	1,001,088

Sub total	168,220	180,596	189,253	1,888,941
Nidec Electronics (Thailand)
External revenues	47,745	67,754	95,859	956,772
Intersegment revenues	29,732	21,486	32,334	322,727

Sub total	77,477	89,240	128,193	1,279,499
Nidec (Zhejiang)
External revenues	¥ 14,995	¥ 14,802	¥ 14,161	$ 141,341
Intersegment revenues	4,377	5,371	10,776	107,556

Sub total	19,372	20,173	24,937	248,897
Nidec (Dalian)
External revenues	3,044	3,637	4,190	41,821
Intersegment revenues	45,629	46,828	43,849	437,658

Sub total	48,673	50,465	48,039	479,479

Index to Consolidated Financial Statements and Information.

	Year ended March 31
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Nidec Singapore
External revenues	62,009	49,877	45,472	453,858
Intersegment revenues	1,179	347	227	2,266

Sub total	63,188	50,224	45,699	456,124
Nidec (H.K.)
External revenues	24,600	34,738	39,359	392,844
Intersegment revenues	2,702	4,344	4,298	42,898

Sub total	27,302	39,082	43,657	435,742
Nidec Philippines
External revenues	1,186	5,382	5,833	58,219
Intersegment revenues	31,121	42,845	40,649	405,719

Sub total	32,307	48,227	46,482	463,938
Nidec Sankyo
External revenues	70,195	64,907	58,475	583,641
Intersegment revenues	17,977	13,109	13,589	135,632

Sub total	88,172	78,016	72,064	719,273
Nidec Copal
External revenues	46,408	63,008	63,779	636,580
Intersegment revenues	8,977	8,460	6,594	65,815

Sub total	55,385	71,468	70,373	702,395
Nidec Tosok
External revenues	22,081	22,310	25,769	257,201
Intersegment revenues	407	357	293	2,924

Sub total	22,488	22,667	26,062	260,125
Nidec Copal Electronics
External revenues	19,151	19,849	22,392	223,495
Intersegment revenues	2,642	3,133	4,177	41,691

Sub total	21,793	22,982	26,569	265,186
Japan Servo
External revenues	-	-	25,378	253,299
Intersegment revenues	-	-	3,549	35,423

Sub total	-	-	28,927	288,722
Nidec Shibaura
External revenues	13,502	16,146	17,286	172,532
Intersegment revenues	2,702	3,439	3,633	36,261

Sub total	16,204	19,585	20,919	208,793
Nidec-Shimpo
External revenues	9,619	10,748	11,163	111,418
Intersegment revenues	1,514	2,448	2,455	24,503

Sub total	11,133	13,196	13,618	135,921
Nidec Motors & Actuators
External revenues	-	9,079	36,352	362,831
Intersegment revenues	-	-	284	2,835

Sub total	-	9,079	36,636	365,666

Index to Consolidated Financial Statements and Information.

	Year ended March 31
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Nidec Nissin
External revenues	12,022	10,895	10,847	108,264
Intersegment revenues	907	762	826	8,244

Sub total	12,929	11,657	11,673	116,508
All Others
External revenues	120,041	139,338	171,824	1,714,983
Intersegment revenues	182,093	203,616	235,225	2,347,790

Sub total	302,134	342,954	407,049	4,062,773
Total
External revenues	535,211	621,936	737,093	7,356,952
Intersegment revenues	431,566	447,675	503,057	5,021,030

Adjustments(*)	1,647	7,731	5,033	50,234
Intersegment elimination	(431,566)	(447,675)	(503,057)	(5,021,030)

Consolidated total (net sales)	¥ 536,858	¥ 629,667	¥ 742,126	$ 7,407,186

(*) See Note 25 to the consolidated financial statements included in this annual report.

	Year ended March 31
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 8,852	¥ 11,241	¥ 13,980	$ 139,535
Nidec Electronics (Thailand)	11,335	10,822	12,606	125,821
Nidec (Zhejiang)	108	275	1,040	10,380
Nidec (Dalian)	3,718	4,560	4,720	47,110
Nidec Singapore	1,205	1,545	1,231	12,287
Nidec (H.K.)	347	386	576	5,749
Nidec Philippines	1,059	4,407	4,129	41,212
Nidec Sankyo	9,050	7,109	5,053	50,434
Nidec Copal	2,524	4,056	3,415	34,085
Nidec Tosok	435	1,430	1,643	16,399
Nidec Copal Electronics	2,949	2,688	3,631	36,241
Japan Servo	-	-	372	3,713
Nidec Shibaura	(274)	136	(97)	(968)
Nidec-Shimpo	498	1,412	1,182	11,798
Nidec Motors & Actuators	-	59	555	5,539
Nidec Nissin	683	545	610	6,088
All Others	12,179	12,251	21,997	219,554

Total	54,668	62,922	76,643	764,977

Adjustments (*)	(1,242)	1,087	190	1,896

Consolidated total	¥ 53,426	¥ 64,009	¥ 76,833	$ 766,873

(*) See Note 25 to the consolidated financial statements included in this annual report.

Net sales of Nidec increased ¥8,657 million, or 4.8%, from ¥180,596 million for the year ended March 31, 2007 to ¥189,253 million for the year ended March 31, 2008. This increase of net sales resulted primarily from an increase in net sales of our core business, hard disk drives spindle motors, reflecting strong demand in the information technology industry.

Index to Consolidated Financial Statements and Information.

External revenues of Nidec decreased ¥512 million, or 0.6%, from ¥89,466 million for the year ended March 31, 2007 to ¥88,954 million for the year ended March 31, 2008. Intersegment revenues of Nidec increased ¥9,169 million, or 10.1%, from ¥91,130 million for the year ended March 31, 2007 to ¥100,299 million for the year ended March 31, 2008. Operating profit of Nidec increased ¥2,739 million, or 24.4%, from ¥11,241 million for the year ended March 31, 2007 to ¥13,980 million for the year ended March 31, 2008. This increase was due primarily to the increase in net sales of hard disk drives spindle motors and an increase in royalty and commission fees from subsidiary companies.

Net sales of Nidec increased ¥12,376 million, or 7.4%, from ¥168,220 million for the year ended March 31, 2006 to ¥180,596 million for the year ended March 31, 2007. External revenues of Nidec increased ¥20,853 million, or 30.4%, from ¥68,613 million for the year ended March 31, 2006 to ¥89,466 million for the year ended March 31, 2007. This increase resulted primarily from an increase in net sales in our core business, hard disk drives spindle motors, reflecting continued strong demand in the information technology and consumer electronics industries. The increase also resulted from an increase in sales of hard disk drives spindle motors as a result of a transfer of a large customer from Singapore to China in the current fiscal year, sales to which were previously made through Nidec Singapore Pte. Ltd. but are now made through direct transactions with Nidec Corporation. Intersegment revenues of Nidec decreased ¥8,477 million, or 8.5%, from ¥99,607 million for the year ended March 31, 2006 to ¥91,130 million for the year ended March 31, 2007. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors to the large customer mentioned above through Nidec Singapore Pte. Ltd.  Operating profit of Nidec increased ¥2,389 million, or 27.0%, from ¥8,852 million for the year ended March 31, 2006 to ¥11,241 million for the year ended March 31, 2007. This increase was due primarily to the increase in net sales of hard disk drives spindle motors and an increase in royalty and commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥38,953 million, or 43.6%, from ¥89,240 million for the year ended March 31, 2007 to ¥128,193 million for the year ended March 31, 2008 due primarily to an increase in sales volume of hard disk drives spindle motors, and the change in the exchange rate. Operating profit increased ¥1,784 million, or 16.5%, from ¥10,822 million for the year ended March 31, 2007 to ¥12,606 million for the year ended March 31, 2008. This was due primarily to a favorable impact from a change in exchange rates.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥11,763 million, or 15.2%, from ¥77,477 million for the year ended March 31, 2006 to ¥89,240 million for the year ended March 31, 2007 due primarily to an increase in sales of hard disk drives spindle motors to main customers. Operating profit decreased ¥513 million, or 4.5%, from ¥11,335 million for the year ended March 31, 2006 to ¥10,822 million for the year ended March 31, 2007. This decrease resulted primarily from a delay in cost efficiency improvements in production relative to declines in sales prices.

Net sales of Nidec (Zhejiang) Corporation increased ¥4,764 million, or 23.6%, from ¥20,173 million for the year ended March 31, 2007 to ¥24,937 million for the year ended March 31, 2008. This increase was due mainly to the start of full-scale operation of a large customer’s factory in China. Operating profit increased ¥765 million, or 278.2%, from ¥275 million for the year ended March 31, 2007 to ¥1,040 million for the year ended March 31, 2008, due primarily to an increase in sales and a shift in the business from assembling motors to manufacturing of motors with higher margins.

Net sales of Nidec (Zhejiang) Corporation increased ¥801 million, or 4.1%, from ¥19,372 million for the year ended March 31, 2006 to ¥20,173 million for the year ended March 31, 2007. This increase resulted from increased sales of hard disk drives spindle motors, reflecting strong demand. Operating profit increased ¥167 million, or 154.6%, from ¥108 million for the year ended March 31, 2006 to ¥275 million for the year ended March 31, 2007. The increase in operating profit resulted primarily from a shift to more efficient mass production of our hard disk drives spindle motors.

Net sales of Nidec (Dalian) Limited decreased ¥2,426 million, or 4.8%, from ¥50,465 million for the year ended March 31, 2007 to ¥48,039 million for the year ended March 31, 2008. This decrease was due primarily to a decrease in customer demand for brushless DC fans. However, operating profit increased ¥160 million, or 3.5% from ¥4,560 million for the year ended March 31, 2007 to ¥4,720 million for the year ended March 31, 2008. The major reason for this increase was an increase in sales of other small precision brushless DC motors whose margin is higher than DC fans.

Index to Consolidated Financial Statements and Information.

Net sales of Nidec (Dalian) Limited increased ¥1,792 million, or 3.7%, from ¥48,673 million for the year ended March 31, 2006 to ¥50,465 million for the year ended March 31, 2007. This increase was due primarily to an increase in customer demand for other small precision brushless DC motors used in DVD drives. Operating profit increased ¥842 million, or 22.6% from ¥3,718 million for the year ended March 31, 2006 to ¥4,560 million for the year ended March 31, 2007. This increase was due primarily to improvements in production cost efficiency reflecting more efficient mass production of our other small precision brushless DC motors and fans.

Net sales of Nidec Singapore Pte. Ltd. decreased ¥4,525 million, or 9.0%, from ¥50,224 million for the year ended March 31, 2007 to ¥45,699 million for the year ended March 31, 2008 resulting primarily from a decrease in sales of hard disk drives spindle motors to a large customer, which transferred from Singapore to China. Operating profit of Nidec Singapore Pte. Ltd. decreased ¥314 million, or 20.3%, from ¥1,545 million for the year ended March 31, 2007 to ¥1,231 million for the year ended March 31, 2008, due to an increase in production cost of pivot assemblies.

Net sales of Nidec Singapore Pte. Ltd. decreased ¥12,964 million, or 20.5%, from ¥63,188 million for the year ended March 31, 2006 to ¥50,224 million for the year ended March 31, 2007 resulting primarily from a decrease in sales of hard disk drives spindle motors to a large customer, which transferred from Singapore to China in the year ended March 31, 2007. However, operating profit of Nidec Singapore Pte. Ltd. increased ¥340 million, or 28.2%, from ¥1,205 million for the year ended March 31, 2006 to ¥1,545 million for the year ended March 31, 2007, due to an increase in sales of pivot assemblies with higher margins.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥4,575 million, or 11.7%, from ¥39,082 million for the year ended March 31, 2007 to ¥ 43,657 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of hard disk drives spindle motors which started in 2006. Operating profit of Nidec (H.K.) Co., Ltd. increased ¥190 million, or 49.2%, from ¥386 million for the year ended March 31, 2007 to ¥ 576 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of hard disk drives spindle motors and other small precision brushless DC motors.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥11,780 million, or 43.1%, from ¥27,302 million for the year ended March 31, 2006 to ¥39,082 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales of hard disk drives spindle motors and other small precision brushless DC motors to a few customers. Operating profit of Nidec (H.K.) Co., Ltd. increased ¥39 million, or 11.2%, from ¥347 million for the year ended March 31, 2006 to ¥386 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales.

Net sales of Nidec Philippines Corporation decreased ¥1,745 million, or 3.6%, from ¥48,227 million for the year ended March 31, 2007 to ¥46,482 million for the year ended March 31, 2008. This decrease was primarily due to a decrease in sales volume to a customer and a decline in sales price to a customer. Operating profit of Nidec Philippines Corporation decreased ¥278 million, or 6.3%, from ¥4,407 million for the year ended March 31, 2007 to ¥4,129 million for the year ended March 31, 2008. This was due to a delay in cost reduction relative to declines in sales prices.

Net sales of Nidec Philippines Corporation increased ¥15,920 million, or 49.3%, from ¥32,307 million for the year ended March 31, 2006 to ¥48,227 million for the year ended March 31, 2007. This increase resulted primarily from an increase in sales of hard disk drives spindle motors to our main customer in China and a few other main customers through Nidec Corporation.  Operating profit of Nidec Philippines Corporation increased ¥3,348 million, or 316.1%, from ¥1,059 million for the year ended March 31, 2006 to ¥4,407 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales of high-price and high-margin goods, namely 2.5 inch hard disk drives spindle motors, reflecting volume efficiency resulting primarily from the large increase in sales.

Net sales of Nidec Sankyo Corporation decreased ¥5,952 million, or 7.6%, from ¥78,016 million for the year ended March 31, 2007 to ¥72,064 million for the year ended March 31, 2008 due to a decrease in sales of industrial robots reflecting a decrease of customer investment in the LCD panel industry. Operating profit of Nidec Sankyo decreased ¥2,056 million, or 28.9%, from ¥7,109 million for the year ended March 31, 2007 to ¥5,053 million for the year ended March 31, 2008. The major reason for this decrease was a decrease in sales of industrial robots.

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

Net sales of Nidec Copal Corporation decreased ¥1,095 million, or 1.5%, from ¥71,468 million for the year ended March 31, 2007 to ¥70,373 million for the year ended March 31, 2008. This was due primarily to a decrease in sales of industrial robots and sensor units for electronic parts mounters, despite an increase in sales of shutters for mobile phones. Operating profit of Nidec Copal Corporation decreased ¥641 million, or 15.8%, from ¥4,056 million for the year ended March 31, 2007 to ¥3,415 million for the year ended March 31, 2008 due primarily to an increase in the production cost of vibration motors and a decrease in sales of industrial robots.

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

Net sales of Nidec Tosok Corporation increased ¥3,395 million, or 15.0%, from ¥22,667 million for the year ended March 31, 2007 to ¥26,062 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of semiconductor manufacturing equipment reflecting the upturn of the semiconductor industry, and increase in sales of automobile parts reflecting the increase of customer’s demand. Operating profit increased ¥213 million, or 14.9%, from ¥1,430 million for the year ended March 31, 2007 to ¥1,643 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of semiconductor manufacturing equipment and cost reduction in manufacturing of measuring equipments.

Net sales of Nidec Tosok Corporation increased ¥179 million, or 0.8%, from ¥22,488 million for the year ended March 31, 2006 to ¥22,667 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales of semiconductor manufacturing equipment due to increased customer investment in facilities in the semiconductor industry. Operating profit increased ¥995 million, or 228.7%, from ¥435 million for the year ended March 31, 2006 to ¥1,430 million for the year ended March 31, 2007. This increase was due primarily to an increase in sales and cost efficiency improvements in production of semiconductor manufacturing equipment.

Net sales of Nidec Copal Electronics Corporation increased ¥3,587 million, or 15.6%, from ¥22,982 million for the year ended March 31, 2007 to ¥26,569 million for the year ended March 31, 2008. This increase was primarily due to an increase in sales of actuators, reflecting strong demand in the amusement machines industry.  Operating profit increased ¥943 million, or 35.1%, from ¥2,688 million for the year ended March 31, 2007 to ¥3,631 million for the year ended March 31, 2008 due primarily to an increase in sales of actuators.

Net sales of Nidec Copal Electronics Corporation increased ¥1,189 million, or 5.5%, from ¥21,793 million for the year ended March 31, 2006 to ¥22,982 million for the year ended March 31, 2007. This increase was primarily due to an increase in sales of trimmer potentiometers, switches and pressure sensors, reflecting increased demand in the information technology industry and the semiconductor manufacturing equipment industry. However, operating profit decreased ¥261 million, or 8.9%, from ¥2,949 million for the year ended March 31, 2006 to ¥2,688 million for the year ended March 31, 2007. This increase resulted primarily from an increase in research and development expenses and increased personnel expenses.

Index to Consolidated Financial Statements and Information.

Net sales and operating profit of Japan Servo were ¥28,927 million and ¥372 million for the year ended March 31, 2008, respectively. Japan Servo has been consolidated since April 2007. The Japan Servo segment comprises Japan Servo Co., Ltd., a subsidiary in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

Net sales of Nidec Shibaura Corporation increased ¥1,334 million, or 6.8%, from ¥19,585 million for the year ended March 31, 2007 to ¥20,919 million for the year ended March 31, 2008 due primarily to an increase in sales of mid-size motors for air conditioners. Nidec Shibaura Corporation had operating profit of ¥136 million for the year ended March 31, 2007 and operating loss of ¥97 million for the year ended March 31, 2008, respectively. This decrease resulted primarily from an increase of personnel expenses and research and development expenses.

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

Net sales of Nidec-Shimpo Corporation increased ¥422 million, or 3.2%, from ¥13,196 million for the year ended March 31, 2007 to ¥13,618 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of power transmission equipment. However, operating profit of Nidec-Shimpo Corporation decreased ¥230 million, or 16.3%, from ¥1,412 million for the year ended March 31, 2007 to ¥1,182 million for the year ended March 31, 2008. This decrease was due primarily to start-up costs of new power transmission equipment products.

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

Net sales of Nidec Motors & Actuators were ¥9,079 million for the year ended March 31, 2007 and ¥36,636 million for the year ended March 31, 2008 respectively. Operating profit of Nidec Motors & Actuators were ¥59 million for the year ended March 31, 2007 and ¥555 million for the year ended March 31, 2008, respectively. Nidec Motors & Actuators has been consolidated since December 2006. The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) and other subsidiaries in Europe and North America, which primarily produce and sell motors for automobiles.

Net sales of Nidec Nissin Corporation increased ¥16 million, or 0.1%, from ¥11,657 million for the year ended March 31, 2007 to ¥11,673 million for the year ended March 31, 2008. This increase was primarily due to an increase in sales of engineering plastic moldings for cars. Operating profit of Nidec Nissin Corporation increased ¥65 million, or 11.9%, from ¥545 million for the year ended March 31, 2007 to ¥610 million for the year ended March 31, 2008. This increase was primarily due to an improvement in production costs in manufacturing engineering plastic dies.

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

Index to Consolidated Financial Statements and Information.

Within the All Others segment, net sales increased ¥64,095 million, or 18.7% from ¥342,954 million for the year ended March 31, 2007 to ¥407,049 million for the year ended March 31, 2008. The main reason of this increase was the addition of newly consolidated subsidiaries.  Operating profit increased ¥9,746 million, or 79.6% from ¥12,251 million for the year ended March 31, 2007 to ¥21,997 million for the year ended March 31, 2008. The main reason of this increase was the expansion in sales of Nidec Sankyo (H.K.) Co., Ltd. and the addition of newly consolidated subsidiaries.

Within the All Others segment, net sales increased ¥40,820 million, or 13.5% from ¥302,134 million for the year ended March 31, 2006 to ¥342,954 million for the year ended March 31, 2007. This increase was primarily due to an expansion in sales of Nidec Copal (Thailand) Co., Ltd.. However, operating profit slightly increased ¥72 million, or 0.6% from ¥12,179 million for the year ended March 31, 2006 to ¥12,251 million for the year ended March 31, 2007. This was primarily due to a decrease in profitability of Nidec Tosok (Vietnam) Co., Ltd. and Nidec Hi-Tech Motor (Thailand) Co., Ltd.

Accounting Changes

In June 2006, the Financial Accounting Standards Board (the “FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 as of April 1, 2007, as discussed in note No. 19 “Income taxes”.

Recent Accounting Pronouncements to be adopted in future periods

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for fiscal years beginning after November 15, 2007. As of April 1, 2008, we adopted SFAS No.157. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial position, results of operation or liquidity.

In September 2006, the FASB issued SFAS 158. The measurement date provision of SFAS 158 requires that the measurement of plan assets and benefit obligations be as of the date of the employer’s statement of financial position, not up to three months earlier as had been permitted by Statements 87 and 106. This provision of SFAS 158 is effective for fiscal years ending after December 15, 2008. As of April 1, 2008, we adopted the measurement date provision of SFAS No.158. As a result, on the beginning of the fiscal year ending March 31, 2009, accrued pension and severance costs increased by ¥225 million ($2,246 thousand). Furthermore, retained earnings, net of tax decreased by ¥106 million ($1,058 thousand) and accumulated other comprehensive income, net of tax decreased by ¥5 million ($50 thousand).

Index to Consolidated Financial Statements and Information.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of FASB Statement No. 115”. SFAS 159 enables entities to choose to measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. As of April 1, 2008, we adopted SFAS No.159. As we did not elect the fair value option, the adoption of SFAS No. 159 did not have an impact on our consolidated financial position, results of operation or liquidity.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”. SFAS 141R requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal year beginning on or after December 15, 2008. We are currently evaluating the potential impact from adopting SFAS 141R on our consolidated financial position, results of operation or liquidity.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS 160 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in the consolidated balance sheets, and separate identification and presentation in the consolidated statement of income of net income attributable to the entity and the noncontrolling interest. SFAS 160 also requires all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation be recognized as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We are currently evaluating the potential impact from adopting SFAS 160 on our consolidated financial position, results of operation or liquidity.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the potential impact from adopting SFAS 161 on our consolidated financial position, results of operation or liquidity.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective after 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments. We are currently evaluating the potential impact from adopting SFAS 162 on our consolidated financial position, results of operation or liquidity.

Index to Consolidated Financial Statements and Information.

Application of Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform U.S. GAAP. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

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

Inventories

Our inventories, which consist primarily of finished products such as hard disk drives spindle motors, are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We may have to recognize large amounts of inventory write-off as a result of an unexpected decline in market conditions, changes in demand or our product line.

Other-than-temporary Losses on Marketable Securities

We review the market value of our marketable securities at the end of each fiscal quarter. Our marketable securities consist of available-for-sale securities and held-to-maturity securities. Other-than-temporary losses on individual marketable securities are charged to income in the period as incurred. Losses on available-for-sale securities are classified as other-than-temporary based on the length of time and the extent to which the fair value has been less than the carrying amount. Our management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of underlying companies and prevailing market conditions in which these companies operate to determine if our investment in each of these companies is impaired and whether the impairment is other-than-temporary. Held-to-maturity securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

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

Index to Consolidated Financial Statements and Information.

As of March 31, 2008, the estimated fair value of our marketable securities was ¥13,711 million. We recorded a gain on marketable securities in the amount of ¥454 million for the year ended March 31, 2008.

The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)

Other-than-temporary losses on marketable securities	-	¥ 11	¥ 287	$ 2,865

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2008, sales to our six largest customers represented approximately 36% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2008, six customers represented ¥47,629 million, or 32%, of our gross accounts receivable. In addition, during economic downturns, a certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥795 million as of March 31, 2008. Our trade notes and accounts receivable balance was ¥166,133 million, net of allowance for doubtful accounts, as of March 31, 2008.

The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31
	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)

Provision for doubtful accounts, net of reversal	¥1,164	¥ 117	¥ 312	$ 3,114

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2008, we had deferred tax assets in the amount of ¥24,449 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥6,455 million as of March 31, 2008, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Index to Consolidated Financial Statements and Information.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property, plant and equipment, comprising approximately 30% of our total assets as of March 31, 2008, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we have reviewed the respective assets for impairment. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Acquisitions

In recent years, we have made a number of significant business acquisitions, which have been accounted for using the purchase method of accounting. The purchase method requires that the net assets, tangible and identifiable intangible assets less liabilities of the acquired company be recorded at fair value, with the difference between the cost of an acquired company and the fair value of the acquired net assets recorded as goodwill. Application of the purchase method requires our management to make complex judgments about the allocation of the purchase price to that of the fair value of the net assets we acquire and estimation of the related useful lives. The determinations of fair value of assets and liabilities are primarily based on factors such as cash flow analysis and quoted market prices among others. We also obtained independent appraisers’ reports.

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

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥71,223 million as of March 31, 2008.

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

	Yen in millions
	Effect on pre-tax income	Effect on PBO
	For the year ended March 31, 2009	As of March 31, 2008
Discount rates
0.5% decrease	¥ (35)	¥ 1,685
0.5% increase	9	(1,223)
Expected rate of return on plan assets
0.5% decrease	¥ (43)
0.5% increase	43

Income Taxes

We adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109,” on April 1, 2007. We consider many factors when evaluating and estimating income tax uncertainties. These factors include an evaluation of the technical merits of the tax positions as well as the amounts and probabilities of the outcomes that could be realized upon settlement. The actual resolutions of those uncertainties will inevitably differ from those estimates, and such differences may be material to the financial statements.

Revenue recognition -

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assumed. For small precision motors, mid-size motors and electronic and optical components, these criteria are generally met at the time a product is delivered to the customers’ site which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment for export sales (FOB shipping point). Revenue for machinery sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, we make provisions for estimated product returns.

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

Total assets increased ¥9,091 million from ¥662,623 million to ¥671,714 million as of March 31, 2008. Excluding the contribution from newly consolidated companies, total assets decreased ¥14,521 million from ¥662,623 million as of March 31, 2007 to ¥648,102 million as of March 31, 2008. Cash and cash equivalents increased ¥12,025 million, as mentioned under “Cash Flows” below. Property, plant and equipment decreased ¥8,413 million due primarily to a decrease in foreign currency effects which offset an increase by newly consolidated companies. Inventories increased ¥5,510 million due primarily to the newly consolidated subsidiaries, such as Japan Servo Co., Ltd. Marketable securities and other securities investment decreased ¥6,532 million due primarily to a decrease of net unrealized gains compared to the previous fiscal year as of March 31, 2007. The decreases in the value of marketable securities derived mainly from a sharp decline in the domestic stock market as compared to the previous fiscal year.

Total liabilities decreased ¥7,210 million from ¥291,154 million to ¥283,944 million as of March 31, 2008. Excluding the contribution from newly consolidated companies, total liabilities decreased ¥17,387 million from ¥291,154 million as of March 31, 2007 to ¥273,767 million as of March 31, 2008.This was mainly due to a decrease of short-term borrowings of ¥9,994 million due to repayment.

Working capital, defined as current assets less current liabilities, increased ¥606 million from ¥103,293 million to ¥103,899 million as of March 31, 2008 as compared to March 31, 2007.

Our receivable turnover ratio is calculated by dividing net sales for the fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio was 4.5 for the year ended March 31, 2008, which was compared to 3.8 for the year ended March 31, 2007. The inventory turnover ratio is calculated by dividing cost of products sold for the year ended March 31 by the year-end inventory balance. Our inventory turnover ratio was 8.4 for the year ended March 31, 2008, compared to 7.6 for the year ended March 31, 2007. We have been trying to reduce production levels to enable us to reduce our excess inventory levels and avoid write-offs.

Index to Consolidated Financial Statements and Information.

Total shareholder’s equity increased ¥14,568 million from ¥305,016 million as of March 31, 2007 to ¥319,584 million as of March 31, 2008. This increase was mainly due to an increase in retained earnings of ¥32,927 million more than a decrease in foreign currency translation adjustments of ¥17,107 million. The decrease in foreign currency translation adjustments was due to the depreciation of the yen to the Thai baht. The ratio of stockholders’ equity to total assets increased 1.6% from 46.0% as of March 31, 2007 to 47.6% as of March 31, 2008.

We believe that cash generated from operating activities is sufficient to meet the operating needs in the next year.

Cash Flows

Net cash provided by operating activities increased ¥30,093 million from ¥64,723 million for the year ended March 31, 2007 to ¥94,816 million for the year ended March 31, 2008. The increase was primarily due to improved working capital efficiency and operating profit. This was mainly due to the cash inflows from the following components which constitutes operating cash flows.

• ¥6,337 million of positive impact from an increase in depreciation compared to previous fiscal year;

• ¥7,937 million of positive impact from an increase in  foreign currency adjustments compared to previous fiscal year; and

• ¥7,140 million of positive impact from changes in operating assets and liabilities compared to previous fiscal year.

Net cash provided by operating activities increased ¥8,791 million from ¥55,932 million for the year ended March 31, 2006 to ¥64,723 million for the year ended March 31, 2007. The increase was primarily due to improved working capital efficiency and operating profit.

Cash flow from changes in operating assets and liabilities increased by ¥1,177 million for the fiscal year ended March 31, 2007 compared to the previous fiscal year due primarily to the positive impact from a decrease in inventories in the fiscal year ended March 31, 2007, while there had been a large increase in inventories in the previous fiscal year and the positive impact from an increase in accrued income taxes, there was a negative impact from a decrease in notes and accounts payable in the fiscal year ended March 31, 2007.

In addition, cash flow from the adjustments to reconcile net income to net cash provided by operating activities increased by ¥11,594 million due mainly to;

• ¥4,605 million of positive impact from foreign currency adjustments compared to the previous fiscal year;

• ¥2,926 million of positive impact from a decrease in gain from marketable securities, net compared to the previous fiscal year; and

• ¥3,712 million of positive impact from an increase in depreciation compared to the previous fiscal year.

Net cash used in investing activities decreased ¥35,211 million from ¥78,935 million for the year ended March 31, 2007 to ¥43,724 million for the year ended March 31, 2008. This was mainly due to the decreases in acquisitions of consolidated subsidiaries, payments for additional investments in subsidiaries and additions to property, plant and equipment.

Index to Consolidated Financial Statements and Information.

Net cash used in investing activities increased ¥34,960 million from ¥43,975 million for the year ended March 31, 2006 to ¥78,935 million for the year ended March 31, 2007. This mainly resulted from an increase in acquisition of consolidated subsidiaries, net of cash acquired of ¥25,322 million and an increase in payments for additional investments in subsidiaries of ¥11,305 million.

Net cash used in financing activities was ¥27,280 million for the year ended March 31, 2008 while net cash provided by financial activities was ¥8,943 for the year ended March 31, 2007. The increased cash outflows in financial activities were mainly due to a decrease in short-term borrowings of ¥37,772 million and an increase in the payment for dividends of ¥1,456 million.

Net cash provided by financing activities increased ¥3,599 million from ¥5,344 million for the year ended March 31, 2006 to ¥8,943 million for the year ended March 31, 2007. This was mainly because short-term borrowings increased more than other payments such as repayments of long-term debt and dividends paid in the year ended March 31, 2007.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥12,025 million from ¥88,784 million as of March 31, 2007 to ¥100,809 million as of March 31, 2008.

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

As of March 31, 2008, we employed approximately 2,311 people engaged in research and development activities mainly in Japan as well as in China, Thailand, Singapore, Taiwan, Germany, Poland, Spain, France and U.S.A.

Our position as the leading supplier of hard disk drive spindle motors to the major hard disk drive manufacturers provides us with access to information regarding the industry needs, which we seek to incorporate into our research and development activities. We seek to proactively develop products that meet the precise needs of each customer.

Based on the precision engineering expertise gained throughout our history of making motors, we have concentrated our research and development activities on drive motor technologies; However, we conduct research in many areas, including basic technologies of spindle motors to be used in information equipment, and technologies for new types of motors such as fluid dynamic bearing technology, which we have been developing for over the past 15 years.

We are diversifying our research and development activities, which were heavily concentrated on small motor technology in the field of spindle motors, to motor and drive technologies. For example, through Nidec Shibaura Corporation and Nidec Tosok Corporation, we focus on the research and development of motors for home electric appliances and motors for automobile parts. Through Nidec-Shimpo Corporation, our subsidiary specializing in power transmission drives and variable speed drives, we have been focusing on the research and development of geared motors for color copiers. By doing so, we have been able to develop and market new products through our integrated sales design and production system.

Index to Consolidated Financial Statements and Information.

In January and February 2004, Nidec Copal, Nidec Copal Electronics and Nidec Sankyo became our consolidated subsidiaries. Nidec Copal has a substantial market share in shutters for digital cameras and has been developing shutters and lens units. It has developed vibration motors for mobile phones and laboratory systems equipment, among other industrial equipment-related products. Nidec Copal Electronics has developed ultra-precision fixed resistors for its circuit parts business and coreless type polygon laser scanners for its actuator business. It has also promoted the development of sensors for its pressure sensor business, mainly for the semiconductor equipment industry. Nidec Sankyo has developed intelligent mechanism products, which have merged fine mechatronics and software, coupled with the development of ultra-precision processing technology. These activities include research and development of multimedia equipment and information accessory equipment such as computers, industrial equipment, home electronics and housing equipment.

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

Index to Consolidated Financial Statements and Information.

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

We incurred research and development expenses of ¥29,232 million for the year ended March 31, 2006, ¥32,755 million for the year ended March 31, 2007 and ¥30,100 million for the year ended March 31, 2008.

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥35,000 million on research and development in the year ending March 31, 2009. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

D. Trend Information.

The information required by this item is set forth in Item 4.B of this annual report.

E. Off-Balance Sheet Arrangements.

We have guaranteed approximately ¥293 million ($2,924 thousand) of bank loans for employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under such guarantees. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥293 million ($2,924 thousand). The current carrying amount of the liabilities for our obligations under the guarantees is zero.

Index to Consolidated Financial Statements and Information.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2008.

	(Yen in millions)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term Debt	¥ 27,399	¥ 27,124	¥ 57	¥ 68	¥ 150
Capital Lease Obligations	5,227	2,072	2,583	551	21
Interest on debt *1	298	135	141	15	7
Operating Leases	4,782	871	1,422	1,158	1,331
Purchase Commitments for fixed aseets	8,389	8,389	-	-	-

Total Contractual Cash Obligations	46,095	38,591	¥ 4,203	¥ 1,792	¥ 1,509
Contribution under pension plans *2	¥ 2,289	¥ 2,289	-	-	-

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration per Period
		Less than 1 year	2-3 years	4-5 years	Over 5 years
Guarantees	¥ 293	¥ 46	¥ 39	¥ 38	¥ 170
Total Commercial Commitments	¥ 293	¥ 46	¥ 39	¥ 38	¥ 170

	(U.S. dollars in thousands)
Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term Debt	$ 273,470	$ 270,725	$ 569	$ 679	$ 1,497
Capital Lease Obligations	52,171	20,681	25,781	5,499	210
Interests on debt *1	2,974	1,347	1,407	150	70
Operating Leases	47,729	8,693	14,193	11,558	13,285
Purchase Commitments for fixed aseets	83,731	83,731	-	-	-

Total Contractual Cash Obligations	460,075	385,177	$ 41,950	$ 17,886	$ 15,062
Contribution under pension plans *2	$ 22,847	$ 22,847	-	-	-

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration per Period
		Less than 1 year	2-3 years	4-5 years	Over 5 years
Guarantees	$ 2,924	$ 459	$ 389	$ 379	$ 1,697
Total Commercial Commitments	$ 2,924	$ 459	$ 389	$ 379	$ 1,697

*1 Interests at variable interest rates are assumed based on the current applicable rate of 2.0%.

*2 Amounts are only available for payments due in less than one year.

Index to Consolidated Financial Statements and Information.

Our capital commitments as of March 31, 2008 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets increased from approximately ¥3,317 million on March 31, 2007 to approximately ¥8,389 million on March 31, 2008, and increased from approximately ¥1,630 million on March 31, 2006 to approximately ¥3,317 million on March 31, 2007, respectively. The increase for the year ended March 31, 2008 was due mainly to the expantion of the Nagano Technical Center, one of Nidec’s Japan-based R&D facilities, and JSRV, new consolidated subsidiary in April 2008. The increase for the year ended March 31, 2007 was due mainly to an increase in investments in facilities equipment compared to the previous year. See Note 24 to our consolidated financial statements included in this annual report. We expect to make capital expenditures in addition to those for which we have outstanding commitments.

Index to Consolidated Financial Statements and Information.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table provides information about our Directors, Executive Officers and Corporate Auditors as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2008	Percentage of common stock outstanding as of March 31, 2008
				(in thousands)
Shigenobu Nagamori	Representative Director, President and Chief Executive Officer	August 28, 1944	June 2009	23,423	16.1%
Hiroshi Kobe	Representative Director, Executive Vice President and Chief Operating Officer	March 28, 1949	June 2009	235	*
Yasunobu Toriyama	Member of the Board, Executive Vice President and Chief Financial Officer	September 18, 1938	June 2009	15	*
Kenji Sawamura	Member of the Board, Executive Vice President	February 15, 1942	June 2009	8	*
Juntaro Fujii	Member of the Board, Executive Vice President	February 20, 1945	June 2009	2	*
Yasuo Hamaguchi	Member of the Board, First Senior Vice President	September 27, 1949	June 2009	275	*
Tadaaki Hamada	Member of the Board, Senior Vice President	August 14, 1948	June 2009	1	*
Tetsuo Inoue	Member of the Board, Vice President	June 22, 1948	June 2009	6	*
Masuo Yoshimatsu	Member of the Board, Vice President	April 28, 1958	June 2009	3	*
Hideo Asahina	Corporate Auditor	March 28, 1938	June 2011	1	*
Ryoji Takahashi	Corporate Auditor	April 22, 1941	June 2011	13	*
Shiro Kuniya	Corporate Auditor	February 22, 1957	June 2010	-	*
Yoshiro Kitano	Corporate Auditor	September 30, 1935	June 2010	-	*
Susumu Ono	Corporate Auditor	November 12, 1948	June 2011	-	*

Note: The asterisk represents beneficial ownership of less than 1%.

Index to Consolidated Financial Statements and Information.

Shigenobu Nagamori, who founded Nidec Corporation in July 1973, has since been serving as the Company’s Representative Director, President & Chief Executive Officer (CEO). Mr. Nagamori, investing his capitals in many companies, is currently serving as Representative Director and Chairman of Nidec Sankyo Corporation, Member of the Board and Chairman of Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Japan Servo Co., Ltd. and Nidec-Read Corporation, and Representative Director and Chairman of Nidec-Shimpo Corporation, Nidec-Kyori Corporation, Nidec Logistics Corporation, and Nidec Machinery Corporation, Representative Director and Chairman of Nidec System Engineering (Zhejiang) Corporation, and Representative Director and Chairman of Nidec Nissin Corporation.

Hiroshi Kobe has been appointed to serve as Representative Director, Executive Vice President & Chief Operating Officer (COO) as of June 2008.  Mr. Kobe joined Nidec Corporation in July 1973, and became Member of the Board in November 1984, Member of the Board and Managing Director in November 1991, Member of the Board and Senior Managing Director in April 1996, Member of the Board and Vice President in April 2000, COO in April 2005, and Representative Director, Executive Vice President & COO in June 2006.  Mr. Kobe is currently in charge of supervising the Motor Engineering & Research Laboratory, SPM (spindle motor) Quality Control Dept., and Compliance Office, and serving as Representative Director and Chairman of Nidec Korea Corporation and Nidec Total Service Corporation as well.

Yasunobu Toriyama has been appointed to serve as Member of the Board, Executive Vice President, and Chief Financial Officer (CFO) as of June 2008.  Mr. Toriyama, who became Deputy GM of the Accounting Dept. at Koyo Seiko Co., Ltd. (the current JTEKT Corporation) in June 1980, joined Nidec Corporation as Executive Director in April 1991, and became Member of the Board in June 1991, Member of the Board and Executive Vice President in April 2002, and Member of the Board, Executive Vice President & CFO in April 2005, and he is currently in charge of supervising administrative departments, the Risk Management Office, Finance Dept., and Information Systems Dept.

Kenji Sawamura has been appointed to serve as Member of the Board and Executive Vice President as of June 2008.  Mr. Sawamura joined Nidec Corporation as Executive Director in October 1998, and became Member of the Board in June 2000, Senior Managing Director in April 2002, and Member of the Board and Executive Vice President in June 2006, and he is in charge of supervising the ADF business, Shiga Technical Center, Tottori Technical Center, Corporate Purchasing Dept., ADF Quality Control Dept., and Die & Molding Dept., and serving as Member of the Board, Chairman & CEO of Nidec America Corporation, Representative Director, Chairman & CEO of Nidec Electronics GmbH, Representative Director and Chairman of Nidec (Dalian) Limited, Nidec Automobile Motor (Zhejiang) Corporation, and Nidec (Dongguan) Limited, Member of the Board, Chairman & CEO of Nidec Vietnam Corporation, Representative Director and Chairman of Nidec Shibaura Corporation, Member of the Board and Chairman of Nidec Motors & Actuators, Representative Director and Chairman of Nidec Nemicon Corporation and Nidec Power Motor Corporation.  Mr. Sawamura was Managing Director in his previous employment at Nissan Motor Co., Ltd.

Juntaro Fujii, who has been appointed to serve as Member of the Board and Executive Vice President as of  June 2008, joined Nidec Corporation as Executive Consultant in June 2006, and became Member of the Board and Executive Vice President in June 2006.  Mr. Fujii, previously a Member of the Board and President of Mitsubishi UFJ Research & Consulting Co., Ltd., is currently in charge of supervising the Corporate Strategy Office.

Yasuo Hamaguchi, who has been appointed to serve as Member of the Board and First Senior Vice President as of June 2008, joined Nidec Corporation in April 1974, and became Member of the Board in June 1993, Managing Director in June 1998, and Senior Managing Director in April 2002.  Mr. Hamaguchi is currently in charge of supervising the SPM businesses, SPM purchasing departments, and Nidec Brilliant Co., Ltd., and serving as Representative Director and Chairman of Nidec Electronics (Thailand) Co., Ltd. and Nidec (Zhejiang) Corporation, Member of the Board and Chairman of Nidec Singapore Pte. Ltd., and Representative Director and Chairman of Nidec Philippines Corporation.

Index to Consolidated Financial Statements and Information.

Tadaaki Hamada has been appointed to serve as Member of the Board and Senior Vice President as of June 2008. Mr. Hamada, originally from Mitsubishi Bank (currently the Bank of Tokyo-Mitsubishi UFJ, Ltd.) which he joined in April 1971, joined Nidec Corporation as Executive Director in February 2000, and became Member of the Board in June 2004, and Managing Director in April 2005.  Mr. Hamada is currently in charge of supervising the General Affairs Dept., Human Resources Dept., Secretarial Office, Corporate Planning Dept., Intellectual Property Dept., Legal Dept., and Overseas Affiliates Administration Dept., and serving as General Manager of the Corporate Planning Dept.

Tetsuo Inoue, originally from Sumitomo Bank (the current Sumitomo Mitsui Banking Corporation) which he joined in April 1972, has been appointed to serve as Member of the Board and Vice President as of June 2008, joined Nidec Corporation as Executive Director in December 1999, and became Member of the Board in June 2002.  Mr. Inoue is currently in charge of supervising, and serving as General Manager of the Affiliates Administration Dept.

Masuo Yoshimatsu, who has been appointed to serve as Member of the Board and Vice President as of June 2008, joined Nidec Corporation as Executive Consultant in January 2008, and he is currently in charge of supervising the IR Dept., Public Relations & Advertising Dept., Accounting Dept. and CSR Promotion Office.  Mr. Yoshimatsu was Member of the Board and General Manager of Finance and Accounting Division of SS Pharmaceutical Co., Ltd.

Hideo Asahina has been serving as Standing Auditor since June 2003.  He became Director of Kobe Customs, Ministry of Finance in June 1985, and Finance Minister’s Secretariat Councilor for International Finance Bureau in June 1986.  He became Director of Finance Corporation of Local Public Enterprise in October 1988, and President of Osaka Securities Finance Co., Ltd. in June 1991.  He has served as Director General of the Commemorative Association for the Japan World Exposition 1970 since July 1996.

Ryoji Takahashi joined Nidec in March 1994, and was appointed as General Manager of the General Affairs Department in April of the same year.  Mr. Takahashi became General Manager of the Intellectual Property Department in October 1998, General Manager of the Compliance Office and Risk Management Office in May 2003, and Standing Auditor in June 2007.

Shiro Kuniya was enrolled in the Osaka Bar Association and joined Oh-Ebashi Law Office (the current Oh-Ebashi LPC & Partners) in April 1982.  He is a Senior Partner at Oh-Ebashi LPC & Partners.  He has been serving as Nidec Corporation’s Auditor since June 2006.

Yoshiro Kitano became a registered certified public accountant in September 1980 and a licensed tax accountant in December 1990.  He established Yoshiro Kitano Certified Public Accountant Office in January 2001.  He has been serving as Nidec Corporation’s Auditor since June 2006.

Susumu Ono started his career as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1974, and was seconded to the Ministry of Foreign Affairs to serve as First Secretary at the Japanese Embassy in the People’s Republic of China.  Mr. Ono returned to his work as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1988, became Deputy General Manager of the Office’s Criminal Investigations Department in April 1995, and General Manager of the Criminal Investigations Department of the Kyoto District Public Prosecutor’s Office in July 1996, and General Manager of the General Affairs Department of the Osaka District Public Prosecutor’s Office in April 1998.  Mr. Ono became a registered attorney in May 1999, and started serving as Nidec Corporation’s Auditor in June 2007.

Index to Consolidated Financial Statements and Information.

The following table provides information about our Executive Officers as of the date of this annual report.

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2008	Percentage of common stock outstanding as of March 31, 2008
				(in thousands)
Seizaburo Kawaguchi	Senior Vice President	October 27, 1953	June 2009	21	*
Norimasa Goto	Senior Vice President	March 1, 1947	June 2009	0	*
Seiichi Hattori	Senior Vice President	December 30, 1953	June 2009	20	*
Kiyoyoshi Takegami	Senior Vice President	December 28, 1954	June 2009	49	*
Takashi Iwata	Vice President	April 9, 1947	June 2009	2	*
Masahiro Hishida	Vice President	October 23, 1954	June 2009	-	*
Takashi Watanuki	Vice President	November 19, 1952	June 2009	0	*
Osamu Narumiya	Vice President	August 6, 1951	June 2009	0	*
Tsuyoshi Takahashi	Vice President	August 10, 1945	June 2009	-	*
Tadashi Matsumoto	Vice President	August 11, 1952	June 2009	-	*
Hitoshi Inoue	Vice President	December 24, 1952	June 2009	1	*
Akira Kagata	Vice President	March 7, 1943	June 2009	1	*
Genzo Arakawa	Vice President	June 18, 1949	June 2009	0	*
Toshihiko Miyabe	Vice President	June 16, 1958	June 2009	4	*
Hitoshi Tatsuno	Vice President	January 8, 1959	June 2009	5	*
Kuniyasu Tampo	Vice President	January 21, 1960	June 2009	8	*

Note: The asterisk represents beneficial ownership of less than 1%.

Index to Consolidated Financial Statements and Information.

Seizaburo Kawaguchi Senior Vice President (Member of the Board, Chairman & CEO, Nidec Brilliant Co., Ltd.)

Norimasa Goto

Senior Vice President

In charge of supervising DCM (direct current motor) and Fan business

(Representative Director and Chairman, Nidec (New Territories) Co., Ltd.,

Member of the Board and Vice Chairman, Nidec (Dalian) Limited, Nidec (Dongguan) Limited and Nidec Vietnam Corporation）

Seiichi Hattori Senior Vice President In charge of supervising sales departments (Representative Director and Chairman, Nidec (H.K.) Co., Ltd.)
Kiyoyoshi Takegami Senior Vice President Assisting SPM business operations, In charge of supervising SPM Business Development and Technology Dept., and SPM Corporate Strategy Office

Takashi Iwata

Vice President

In charge of supervising Corporate Administration & Internal Audit Dept. and International Business Administration Dept.

General Manager, Corporate Administration & Internal Audit Dept. and International Business Administration Dept.

Masahiro Hishida Vice President (Member of the Board and First Senior Vice President, and in charge of supervising sales departments of, Nidec Shibaura Corporation and Nidec Power Motor Corporation.)
Takashi Watanuki Vice President In charge of supervising A/B business (Vice President, Nidec (Dalian) Limited Member of the Board and Vice Chairman, Nidec Automobile Motor (Zhejiang) Corporation)
Osamu Narumiya Vice President In charge of supervising Human Resources Dept. and General Affairs Dept ,Tokyo office
Tsuyoshi Takahashi Vice President General Manager, Central Technical Laboratory

Index to Consolidated Financial Statements and Information.

Tadashi Matsumoto Vice President (Member of the Board and First Senior Vice President, Nidec-Read Corporation, General Manager, Corporate Strategy Office)
Hitoshi Inoue Vice President General Manager, Shiga Technical Center General Manager, Research & Development Center IV, Shiga Technical Center
Akira Kagata Vice President General Manager, Process Engineering Dept, Central Technical Laboratory

Genzo Arakawa

Vice President

(Member of the Board and Senior Vice Presidnet, Japan Servo Co., Ltd.

General Manager, Business Administration Div., and in charge of supervising Corporate Planning Dept.

and Information Systems Dept., Japan Servo Co., Ltd.)

Toshihiko Miyabe Vice President (Representative Director and President, Nidec Philippines Corporation)
Hitoshi Tatsuno Vice President (Member of the Board and President, Nidec (Dalian) Limited)
Kuniyasu Tampo Vice President (Representative Director and President, Nidec Electronics (Thailand) Co., Ltd.)

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for not more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors, who have the authority individually to represent us. The Board of Directors may also elect one Chairman of the Board of Directors, one President, one or more Executive Vice Presidents, First Senior Vice Presidents, Senior Vice Presidents and Vice Presidents. Shigenobu Nagamori is the Representative Director, President and Chief Executive Officer, Hiroshi Kobe is the Representative Director, Executive Vice President and Chief Operating Officer and Yasunobu Toriyama is the Member of the Board, Executive Vice President and Chief Financial Officer. Our Executive Officers serve at the discretion of the Board of Directors.

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

B. Compensation.

The aggregate compensation, including bonuses, paid by us to our Directors and Corporate Auditors as a group during the year ended March 31, 2008 was ¥2,671 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2008, retirement payments in the aggregate amount of ¥243 million were made.

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

C. Board Practices.

The information required by this item is set forth in Items 6.A and 6.B of this annual report.

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

Index to Consolidated Financial Statements and Information.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

To our knowledge, as of March 31, 2008, the following persons beneficially owned more than 5% of our outstanding common stock:

Shareholders	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding
Shigenobu Nagamori	23,423	16.1%
FMR L.L.C. *1	8,276	5.7%
JP Morgan Asset Management *2	7,393	5.0%
Mitsubishi UFJ Financial Group, Inc. *3	7,385	5.0%
Fidelity Investments Japan *4	7,258	5.0%

__________

Notes:

*1: As of March 31, 2008, and based on the report filed on that date by FMR L.L.C. with the U.S. Securities and Exchange Commission, which disclosed its beneficial ownership of our common stock.

*2: As of March 31, 2008, and based on the report filed on that date by JP Morgan Asset Management  with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of our common stock.

*3: As of March 31, 2008, and based on the report filed on that date by Mitsubishi UFJ Financial Group, Inc. with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of our common stock.

*4: As of March 31, 2008, and based on the report filed on that date by Fidelity Investments Japan with the Financial Services Agency in Japan, which disclosed its beneficial ownership of our common stock.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2008, there were 144,987,492 shares of our common stock outstanding held by 22,977 shareholders of record, including 118 shareholders of record with addresses in the United States who held 18,989,710 shares, representing approximately 13.0% of our outstanding common stock as of that date.

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

As of March 31, 2008, President Nagamori held of record 8.2％ and S. N Kohsan, a business entity indirectly owned by him, held of record 6.1％ of our outstanding shares. President Nagamori’s immediate family held an additional 1.8％ of our outstanding shares as of the same date.

We have entered into various manufacturing, sales and purchase arrangements with our affiliates, most of which involve the production of components or products that we sell.

Index to Consolidated Financial Statements and Information.

C. Interests of Experts and Counsel.

Not applicable.

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

Record date	Dividends per share
	Yen		U.S. dollar
September 30, 2003	¥7.5	*	$0.069
March 31, 2004 **	7.5	*	0.070
September 30, 2004	10.0	*	0.095
March 31, 2005 **	12.5	*	0.115
September 30, 2005	12.5	*	0.104
March 31, 2006 **	20.0		0.173
September 30, 2006	20.0		0.172
March 31, 2007 **	25.0		0.206
September 30, 2007	25.0		0.224
March 31, 2008	¥30.0		$0.280

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

Index to Consolidated Financial Statements and Information.

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

B. Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2008, the date of our last audited financial statements.

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

	Price Per Share		Average Daily Trading Volume	Nikkei Stock Average
	High	Low		High	Low
			(in thousands of shares)
Year ended March 31,
2004	¥ 5,700	¥ 2,800	361	¥ 11,770.65	¥ 7,607.88
2005	6,675	4,795	452	12,163.89	10,505.05
2006	10,930	5,735	612	17,059.66	10,825.39
2007	9,660	7,030	560	18,215.35	14,218.60
First Quarter	9,660	7,500	617	17,563.37	14,218.60
Second Quarter	8,910	7,030	502	16,385.96	14,437.24
Third Quarter	9,400	8,140	480	17,225.83	15,725.94
Fourth Quarter	9,230	7,200	644	18,215.35	16,642.25
2008	8,730	6,080	784	18,261.98	11,787.51
First Quarter	7,860	6,890	658	18,240.30	17,028.41
Second Quarter	8,220	6,730	869	18,261.98	15,273.68
Third Quarter	8,730	7,380	700	17,458.98	14,837.66
Fourth Quarter	8,020	6,080	916	14,691.41	11,787.51
2009
First Quarter	8,260	6,280	769	14,489.44	12,656.42
Calendar period
March 2008	7,040	6,120	844	13,215.42	11,787.51
April 2008	7,830	6,280	935	13,894.37	12,656.42
May 2008	8,200	7,410	663	14,338.54	13,655.34
June 2008	8,260	7,070	705	14,489.44	13,481.38
July 2008	7,770	6,780	783	13,603.31	12,754.56
August 2008	¥ 7,920	¥ 7,080	569	¥ 13,430.91	¥ 12,666.04

Index to Consolidated Financial Statements and Information.

 The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars as adjusted to reflect the 2-for-1 stock split that took effect on November 18, 2005, and the average trading volume of our ADSs on the New York Stock Exchange:

	Price Per ADS		Average Daily Trading Volume	Dow Jones Industrial Average
	High	Low		High	Low
			(in ADSs)
Year ended March 31,
2004	$ 13.31	$ 5.88	9,032	10,737.70	8,069.86
2005	16.20	11.05	10,802	10,940.55	9,749.99
2006	23.32	13.01	22,038	11,317.43	10,012.36
2007	20.82	16.73	24,161	12,786.64	10,706.14
First Quarter	20.82	16.73	23,667	11,642.65	10,706.14
Second Quarter	18.99	15.28	18,237	11,718.45	10,739.35
Third Quarter	20.00	17.39	24,525	12,510.57	11,670.35
Fourth Quarter	19.47	15.39	30,415	12,786.64	12,050.41
2008	19.73	14.11	29,366	14,164.53	11,740.15
First Quarter	16.53	14.25	22,054	13,676.32	12,382.30
Second Quarter	17.85	14.11	36,392	14,000.41	12,845.78
Third Quarter	19.73	16.87	20,114	14,164.53	12,743.44
Fourth Quarter	18.30	14.80	39,367	13,056.72	11,740.15
2009
First Quarter	19.47	16.12	20,969	13,058.20	11,346.51
Calendar period
March 2008	16.70	15.20	29,220	12,548.64	11,740.15
April 2008	18.97	16.12	23,909	12,891.86	12,302.06
May 2008	19.39	18.01	19,495	13,058.20	12,479.63
June 2008	19.47	16.63	19,362	12,604.45	11,346.51
July 2008	18.13	16.12	18,373	11,632.38	10,962.54
August 2008	$ 17.98	$ 16.00	28,976	11,782.35	11,284.15

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

General

Our authorized share capital is 480,000,000 shares, of which 144,987,492 shares were issued and outstanding as of March 31, 2008. Under the Company Law, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights.

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

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant law will come into effect within five years of the date of promulgation.  On the effective date, currently expected to be January 5, 2009, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will be subject to the new central clearing system.  On the same day, all existing share certificates for share of all Japanese companies listed on any Japanese stock exchange, including our shares, will become null and void and the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

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

Distributions of Surplus may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of our Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of our Board of Directors, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders.

Index to Consolidated Financial Statements and Information.

Restriction on Distributions of Surplus

When we make a distribution of Surplus, we must, until the aggregate amount of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital, set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time shall be calculated in accordance with the following formula:

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

(c)

certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of good will and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

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

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by the Board of Directors and reviewed by our independent auditors, as required by the ordinances of the Ministry of Justice.

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

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

(a)

reduction of the stated capital;

(b)

amendment to the Articles of Incorporation;

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

Pursuant to the resolution of the Board of Directors held on September 30, 2003, 15,000 stock acquisition rights were issued on October 17, 2003, in connection with the public offering of ¥30 billion zero coupon convertible bonds due 2008 with an issue price of 103% of the principal amount of the bonds. As of March 31, 2008, there were 13,500 outstanding stock acquisition rights, which represent rights to acquire 4,022,040 shares of common stock with the conversion price of ¥6,914.40 per share (as adjusted) during the exercise period ending on October 3, 2008.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares with voting rights of a company that is listed on any Japanese stock exchange to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding of shares with voting rights or of any specified changes set out in any previously-filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights are taken into account in determining both the number of shares with voting rights held by the holder and the issuer’s total issued shares with voting rights.

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

On September 12, 2008, the closing price of our shares on the Osaka Securities Exchange was ¥6,940 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Index to Consolidated Financial Statements and Information.

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

D. Exchange Controls.

Acquisition or Disposition of Shares or ADS

The Foreign Exchange and Foreign Trade Law of Japan governs certain aspects relating to the acquisition and holding of securities by “non-residents of Japan” and “foreign investors”.

In general, acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange by a non-resident of Japan from a resident of Japan is not subject to any prior notification requirement, but subject to a post reporting requirement by the resident.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange and as a result of this acquisition directly or indirectly holds, aggregated with existing holdings, 10% or more of the issued shares of the company, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan within 15 days from and including the date of acquisition. In exceptional cases, a prior notification is required in respect of the acquisition.

“Non-residents of Japan” are generally defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan.  Branches and other offices of Japanese corporations located outside Japan are considered as non-residents of Japan, and branches and other offices located within Japan of foreign corporations are considered as residents of Japan. “Foreign investors” are generally defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations of which (a) 50% or more of the shares are held directly or indirectly by (i) or (ii) above, (b) a majority of officers consists of non-residents of Japan or (c) a majority of officers having the power of representation consists of non-residents of Japan.

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

United States Federal Income Taxation

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules as discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Nidec out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

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

Taxation of Capital Gains

Subject to the PFIC rules as discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as oppose to an increase of value of shares) from Japanese tax perspectives. A conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiv) of the Japanese Corporation Tax Law Enforcement Order).

If we purchase our listed shares by way of a tender offer for the purpose of cancellation with retained earnings, the selling shareholders (both individuals and corporations) are in general required to recognize (i) a deemed dividend corresponding to a price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(iv) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholder’s level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1)(i) of the same law. On the other hand, no deemed dividend is required to be recognized if we purchase our shares at/through the stock market due to the difficulty of identifying each shareholder sold our shares (Article 24(1)(iv) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order).

Index to Consolidated Financial Statements and Information.

In addition, in the case of individual shareholders who sell our shares on an over-the-counter basis, no deemed dividend is required to be recognized until March 31, 2009 (two years extension is provided for under the 2007 Japanese tax legislation) due to the operation of a temporary measure (Article 9-6 of the Japanese Special Tax Measures Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled are not subject to the deemed dividend taxation (such a tax treatment is introduced under the 2001 tax legislation).

Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to December 31, 2008 (the expiration date is shortened by three months under the 2008 Japanese tax legislation) and 15% rate will apply thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20% (under Article 9-3(1) and (2) of the Japanese Special Tax Measures Law, and Article 182(2) of the Japanese Income Tax Law). Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is generally promulgated as 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the tax treaty between the United States and Japan (the “Treaty”) of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends (those declared on or after July 1, 2004) is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the tax treaty between the US and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar changes are made to the new tax treaty between the United Kingdom and Japan which is applicable to dividends declared on or after January 1, 2007 due to the renewal of the Tax Treaty. The Tax Treaty between France and Japan is also renewed effective from January 1, 2008 under which the standard treaty withholding rate for portfolio investors on dividends is to be reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan will be renewed and expected to come into effect as of January 1, 2009 under which the standard treaty withholding rate for portfolio investors on dividends will also be reduced from 15% to 10%. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine under Article 1(2) of the Treaty, and/or under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are generally not subject to Japanese income or corporation taxes.

Index to Consolidated Financial Statements and Information.

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

Foreign currency exchange rate risk

Transaction risk

A significant portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, we generally have had a significant net long U.S. dollar position. To the extent that there are any open foreign currency, i.e., U.S. dollar-denominated positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss) represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign currency risk

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

Foreign currency derivatives at March 31, 2008

	Maturity date
	For the year ending March 31

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Foreign Exchange Forward Contracts
Sell U.S. dollars (Buy Yen)
Contract amounts (in millions)	¥ 79	-	-	-	-	-	¥ 79	¥ 4
Weighted-average contracted forward Rate (yen per U.S.$1)	104.99	-	-	-	-	-	104.99
Sell U.S. dollars (Buy S$ *)
Contract amounts (in millions)	¥ 101	-	-	-	-	-	¥ 101	¥ 1
Weighted-average contracted forward Rate (S$ per U.S.$1)	1.39	-	-	-	-	-	1.39

*Note: In the above table, “S$” refers to the Singaporean dollar.

Interest rate risk

We enter into interest rate swaps and other contracts to reduce our market risk exposure from changes in interest rates. We have long-term receivables and debt, with fixed and variable rates, and we enter into interest rate swaps and other contracts in order to stabilize the fair values and cash flows of those receivables and debts.

The table below sets forth information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our debts and receivables, it indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter and the items’ fair value. For our interest rate caps, the table presents payment type, notional principal amounts and weighted-average interest rates by expected (contracted) maturity dates and the items’ fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Index to Consolidated Financial Statements and Information.

Interest rate risk at March 31, 2008

(Yen in millions)
	Maturity date
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Long-term Loan Receivable	(Yen in millions)
Fixed Rate
Principal cash flows	¥ 7	¥ 7	¥ 6	¥ 5	¥ 6	¥ 31	¥ 62	¥ 68
Weighted-average interest rate	3.10%	3.23%	3.25%	3.23%	3.95%	3.22%	3.29%
Floating Rate
Principal cash flows	102	57	34	23	10	4	230	230
Weighted-average interest rate	2.07%	3.03%	3.21%	3.40%	3.59%	3.21%	2.69%

Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	35	22	33	33	33	147	303	284
Weighted-average interest rate	1.58%	0.41%	0.28%	0.29%	0.30%	0.61%	0.60%
Fixed Rate (convertible bonds)
Principal cash flows	27,089	-	-	-	-	-	27,089	28,898
Weighted-average interest rate	0.00%	-	-	-	-	-	0.00%
Floating Rate (long-term loan)
Principal cash flows	0	1	1	1	1	3	7	7
Weighted-average interest rate	2.03%	2.17%	2.36%	2.56%	2.78%	3.35%	2.92%

Interest Rate Derivatives
Interest Rate Swaps
Fixed rate payments
Notional amounts	1,200	-	-	-	-	-	1,200	7
Weighted-average interest rate	1.42%	-	-	-	-	-	1.42%
Floating rate receivables
Notional amounts	1,200	-	-	-	-	-	1,200
Weighted-average interest rate	1.08%	-	-	-	-	-	1.08%
Interest Rate Currency Swaps
Fixed rate payments
Principal cash flows (THB)	24	24	24	24	-	-	96
Notional amounts	24	24	24	24	-	-	96	12
Weighted-average interest rate	6.65%	6.65%	6.65%	6.65%	-	-	6.65%
Floating rate receivables
Principal cash flows (JPY)	24	24	24	24	-	-	96
Notional amounts	24	24	24	24	-	-	96
Weighted-average interest rate	1.46%	1.46%	1.32%	1.33%	-	-	1.39%

Index to Consolidated Financial Statements and Information.

Equity security price risk

We have marketable equity securities classified as available-for-sale securities and held-to-maturity securities. At March 31, 2007, the fair value of available-for-sale securities was ¥20,118 million and we had no held-to-maturity securities. At March 31, 2008, the fair value of available-for-sale securities and held-to-maturity securities were ¥13,611 million and ¥100 million, respectively.

If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2008 would be ¥1,361 million.

For the information relating to other-than-temporary losses on marketable securities, see Item5A. “Operating results - Application of Critical Accounting Policies”.

Commodity price risk

We had no open commodity derivative positions for the year ended March 31, 2007 or 2008.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Index to Consolidated Financial Statements and Information.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of March 31, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2008, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

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

Based on this assessment, management determined that we maintained effective internal control over financial reporting as of March 31, 2008.

Our independent registered public accounting firm, Kyoto Audit Corporation, has audited the effectiveness of our internal control over financial reporting as of March 31, 2008, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees

Kyoto Audit Corporation served as our independent registered public accounting firm for the fiscal year 2008, and audited our consolidated financial statements included in this annual report on Form 20-F.

MISUZU PricewaterhouseCoopers served as our independent registered public accounting firm until June 22, 2007. Since June 22, 2007, Kyoto Audit Corporation has been our independent registered public accounting firm. See “Change of Our Independent Registered Public Accounting Firm” below.

As MISUZU PricewaterhouseCoopers terminated its operations on July 31, 2007, the Kyoto office of MISUZU PricewaterhouseCoopers decided to establish Kyoto Audit Corporation to succeed to the business it formerly carried out as part of MISUZU PricewaterhouseCoopers. As such, Kyoto Audit Corporation is the successor to the assurance practice and business of the Kyoto office of MISUZU PricewaterhouseCoopers. Kyoto Audit Corporation’s personnel are substantially the same as those previously employed by the Kyoto office of MISUZU PricewaterhouseCoopers, including those who have been assigned to us.

The following table presents the aggregate fees for professional services and other services rendered by MISUZU PricewaterhouseCoopers and member firms of the PricewaterhouseCoopers network to us in fiscal year 2007 and by Kyoto Audit Corporation and member firms of the PricewaterhouseCoopers to us in fiscal year 2008.

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31,		For the year ended
Type of Fee	2007	2008	March 31, 2008
Audit Fees (1)	¥ 849	¥ 796	$ 7,945
Audit Related Fees (2)	7	11	109
Tax Fees (3)	34	18	180
All Other Fees (4)	1	0	0

Total	¥ 891	¥ 825	$ 8,234

(1) Audit fees consist of the fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. This includes fees for the audits of employee benefit plans, due diligence to related mergers and acquisitions, attestations by MISUZU PricewaterhouseCoopers and Kyoto Audit Corporation that are not required by statute or regulation, and consulting on financial accounting/reporting standards.

Index to Consolidated Financial Statements and Information.

(3) Tax fees represent fees for professional services rendered by MISUZU PricewaterhouseCoopers and Kyoto Audit Corporation for tax compliance, tax advice and tax planning.

(4) All other fees include fees for products and services provided by MISUZU PricewaterhouseCoopers and Kyoto Audit Corporation other than the services reported above.

The Board of Corporate Auditors has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of MISUZU PricewaterhouseCoopers and Kyoto Audit Corporation.

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

Change of Our Independent Registered Public Accounting Firm

On May 30, 2007, MISUZU PricewaterhouseCoopers announced that it would terminate its business and dissolve effective July 31, 2007. As a result, the audit team of MISUZU PricewaterhouseCoopers that has been covering us transferred to a newly established public accounting firm, Kyoto Audit Corporation, which registered with the Public Company Accounting Oversight Board on June 12, 2007. We appointed Kyoto Audit Corporation as our new independent registered public accounting firm.

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

Index to Consolidated Financial Statements and Information.

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

Index to Consolidated Financial Statements and Information.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases.

The following table sets forth information concerning purchases made by us during the fiscal year ended March 31, 2008.

	Shares	Yen	Shares	Shares
	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum numbers of shares that may yet be purchased under the plans or programs
2007
April 1 - 30	167	¥ 7,421	-	-
May 1 - 31	226	7,103	-	-
June 1 - 30	170	7,090	-	-
July 1 - 31	596	7,278	-	-
August 1 - 31	560	7,530	-	-
September 1- 30	108	7,944	-	-
October 1 - 31	198	8,263	-	-
November 1 - 30	104	8,165	-	-
December 1- 31	174	8,470	-	-
2008
January 1 - 31	-	-	-	-
February 1 - 29	40	7,355	-	-
March 1 - 31	186	6,747	-	-

Total	2,529	¥ 7,501	-	-

All of the purchases shown above represent the purchase of fractional shares from fractional share owners under the Company Law. For an explanation of the rights of such shareholders, see “Japanese Unit Share System— Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares.” under Item 10.B of this annual report.

Currently, we do not have any publicly announced repurchase plans or programs.

PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Index to Consolidated Financial Statements and Information.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2007 filed on July 27, 2007.)
1.2	Share Handling Regulations of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2006 filed on September 25, 2006.)
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)
2.1	Specimen common stock certificates of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.)
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.)

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

NIDEC CORPORATION

By: /s/ Shigenobu Nagamori
	Name:	Shigenobu Nagamori
	Title:	President, Chief Executive Officer and Representative Director
Date: September 22, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2007 filed on July 27, 2007.)
1.2	Share Handling Regulations of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2006 filed on September 25, 2006.)
1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)
1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)
2.1	Specimen common stock certificates of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2002 filed on July 5, 2002.)
2.2

Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.)

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

NIDEC CORPORATION

Index to Consolidated Financial Statements and Information

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Index to Consolidated Financial Statements and Information

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company ; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kyoto Audit Corporation

Kyoto, Japan

June 24, 2008

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Current assets:
Cash and cash equivalents	¥88,784	¥100,809	$ 1,006,178
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥1,270 million in March 31, 2007 and ¥795 million ($7,935 thousand) in March 31, 2008:
Notes	17,318	17,205	171,724
Accounts	147,014	148,928	1,486,456
Inventories	64,308	69,818	696,856
Other current assets	21,238	20,238	201,996

Total current assets	338,662	356,998	3,563,210

Marketable securities and other securities investments	21,805	15,273	152,441
Investments in and advances to affiliated companies	2,194	2,102	20,980

	23,999	17,375	173,421
Property, plant and equipment:
Land	38,289	39,389	393,143
Buildings	103,325	110,258	1,100,489
Machinery and equipment	258,970	264,019	2,635,183
Construction in progress	13,717	11,309	112,876

	414,301	424,975	4,241,691
Less - Accumulated depreciation	(207,059)	(226,146)	(2,257,171)

	207,242	198,829	1,984,520

Goodwill	67,780	71,223	710,879
Other non-current assets, net of allowance for doubtful accounts of ¥893 million in March 31, 2007 and ¥1,451 million ($14,482 thousand) in March 31, 2008	24,940	27,289	272,372

Total assets	¥ 662,623	¥ 671,714	$ 6,704,402

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Current liabilities:
Short-term borrowings	¥ 78,848	¥ 68,854	$ 687,234
Current portion of long-term debt	3,216	29,196	291,406
Trade notes and accounts payable	117,665	121,698	1,214,672
Other current liabilities	35,640	33,351	332,878

Total current liabilities	235,369	253,099	2,526,190
Long-term liabilities:
Long-term debt	31,560	3,430	34,235
Accrued pension and severance costs	13,013	14,953	149,246
Other long-term liabilities	11,212	12,462	124,384

Total long-term liabilities	55,785	30,845	307,865

Minority interest in consolidated subsidiaries	66,453	68,186	680,567

Commitments and contingencies (Note 24)
Shareholders’ equity:
Common stock authorized 2007 and 2008: 480,000,000 shares ; issued and outstanding: 2007 - 144,780,492 shares/ 2008 - 144,987,492 shares	65,868	66,248	661,224
Additional paid-in capital	68,469	68,859	687,284
Retained earnings	160,480	193,407	1,930,402
Accumulated other comprehensive income :
Foreign currency translation adjustments	6,874	(10,233)	(102,136)
Unrealized gains from securities	3,324	1,016	10,141
Pension liability adjustments	263	568	5,669
Treasury stock, at cost: 2007 - 44,966 shares / 2008 - 47,495 shares	(262)	(281)	(2,804)

Total shareholders’ equity	305,016	319,584	3,189,780

Total liabilities and shareholders’ equity	¥ 662,623	¥ 671,714	$ 6,704,402

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2006	2007	2008	2008
	Net sales	¥ 536,858	¥ 629,667	¥ 742,126	$ 7,407,186
	Operating expenses:
	Cost of products sold	413,012	486,627	583,910	5,828,027
	Selling, general and administrative expenses	41,188	46,276	51,283	511,857
	Research and development expenses	29,232	32,755	30,100	300,429

		483,432	565,658	665,293	6,640,313

	Operating income	53,426	64,009	76,833	766,873

	Other income (expense):
	Interest and dividend income	1,664	2,565	2,930	29,244
	Interest expense	(1,362)	(2,022)	(2,421)	(24,164)
	Foreign exchange gain (loss), net	7,866	1,757	(14,110)	(140,832)
	Gain from marketable securities, net	3,869	943	454	4,531
	Other, net	(1,085)	(1,657)	(1,003)	(10,011)

		10,952	1,586	(14,150)	(141,232)

	Income before income taxes	64,378	65,595	62,683	625,641
	Income taxes	(15,213)	(17,460)	(15,484)	(154,546)

	Income before minority interest and equity in earnings of affiliated companies	49,165	48,135	47,199	471,095
	Minority interest in income of consolidated subsidiaries	8,170	8,130	6,082	60,704
	Equity in net losses (income) of affiliated companies	46	73	(39)	(389)

	Net income	¥ 40,949	¥ 39,932	¥ 41,156	$ 410,780

		Yen			U.S. dollars
	Per share data:
Net income	－ basic	¥ 285.47	¥ 276.03	¥ 284.00	$ 2.83
	－ diluted	¥ 275.05	¥ 268.25	¥ 276.29	$ 2.76
	Cash dividends	¥ 25.00	¥ 40.00	¥ 50.00	$ 0.50

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				40,949			40,949
Other comprehensive income (loss):
Foreign currency translation adjustments					9,391		9,391
Unrealized gains from securities, net of reclassification adjustment					1,086		1,086
Minimum pension liability adjustment					(59)		(59)
Total comprehensive income							51,367
Dividends paid				(3,569)			(3,569)
Conversion of convertible debt	2,032,966	4,242	4,240				8,482
Exercise of stock option	123,400	227	250				477
Issuance cost of new stock			(49)				(49)
Purchase of treasury stock						(89)	(89)

Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659

Comprehensive income:
Net income				39,932			39,932
Other comprehensive income (loss):
Foreign currency translation adjustments					6,949		6,949
Unrealized losses on securities, net of reclassification adjustment					(539)		(539)
Minimum pension liability adjustment					(25)		(25)
Total comprehensive income							46,317
Adjustment to initially apply SFAS No. 158, net of tax					403		403
Total							46,720
Dividends paid				(5,786)			(5,786)
Exercise of stock option	119,200	219	234				453
Issuance cost of new stock			(5)				(5)
Purchase of treasury stock						(25)	(25)

Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
Cumulative effect resulting from the adoption of FIN No. 48				(987)			(987)
Comprehensive income:
Net income				41,156			41,156
Other comprehensive income (loss):
Foreign currency translation adjustments					(17,107)		(17,107)
Unrealized losses on securities, net of reclassification adjustment					(2,308)		(2,308)
Pension liability adjustments					305		305
Total comprehensive income							22,046
Dividends paid				(7,242)			(7,242)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(19)	(19)

Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥319,584

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2007	$657,431	$683,392	$1,601,756	$104,412	$(2,615)	$3,044,376
Cumulative effect resulting from the adoption of FIN No. 48			(9,851)			(9,851)
Comprehensive income:
Net income			410,780			410,780
Other comprehensive income (loss):
Foreign currency translation adjustments				(170,746)		(170,746)
Unrealized losses on securities, net of reclassification adjustment				(23,036)		(23,036)
Pension liability adjustments				3,044		3,044
Total comprehensive income						220,042
Dividends paid			(72,283)			(72,283)
Exercise of stock option	3,793	3,892				7,685
Purchase of treasury stock					(189)	(189)

Balance at March 31, 2008	$661,224	$687,284	$1,930,402	$(86,326)	$(2,804)	$3,189,780

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Cash flows from operating activities:
Net income	¥ 40,949	¥ 39,932	¥ 41,156	$ 410,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	26,285	29,997	36,334	362,651
Amortization	341	690	1,638	16,349
Gain from marketable securities, net	(3,869)	(943)	(454)	(4,531)
Loss on sales, disposal or impairment of property, plant and equipment	189	1,737	1,636	16,329
Deferred income taxes	1,586	(995)	2,065	20,611
Minority interest in income of consolidated subsidiaries	8,170	8,130	6,082	60,704
Equity in net losses (income) of affiliated companies	46	73	(39)	(389)
(Gain) loss from derivative instruments, net	(75)	11	(16)	(160)
Gain from sale of investments in affiliated companies	-	(54)	-	-
Foreign currency adjustments	(4,237)	368	8,305	82,893
Accrual for pension and severance costs, net payments	(2,924)	(1,908)	(1,551)	(15,481)
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(9,806)	(10,414)	26	260
(Increase) decrease in inventories	(10,256)	1,805	(5,575)	(55,644)
Increase (decrease) in notes and accounts payable	7,943	(4,223)	5,949	59,377
Increase (decrease) in accrued income taxes	601	2,491	(3,601)	(35,942)
Other	989	(1,974)	2,861	28,555

Net cash provided by operating activities	¥ 55,932	¥ 64,723	¥ 94,816	$ 946,362

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Cash flows from investing activities:
Additions to property, plant and equipment	¥ (43,185)	¥ (39,144)	¥ (35,660)	$ (355,924)
Proceeds from sales of property, plant and equipment	1,505	1,089	2,010	20,062
Purchases of marketable securities	(329)	(4)	(231)	(2,306)
Proceeds from sales of marketable securities	4,083	1,071	2,761	27,558
Investments in and advances to affiliated companies	(725)	-	-	-
Proceeds from sales of investments in affiliated companies	-	774	-	-
Acquisitions of consolidated subsidiaries, net of cash acquired	-	(25,322)	(2,619)	(26,140)
Payments for additional investments in subsidiaries	(5,283)	(16,588)	(8,043)	(80,277)
Proceeds from sale of investment in subsidiaries	-	135	-	-
Other	(41)	(946)	(1,942)	(19,384)

Net cash used in investing activities	(43,975)	(78,935)	(43,724)	(436,411)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	13,080	22,649	(15,123)	(150,943)
Proceeds from issuance of long-term debt	100	-	137	1,367
Repayments of long-term debt	(3,130)	(6,696)	(3,966)	(39,585)
Proceeds from issuance of new shares	454	438	761	7,596
Dividends paid	(3,569)	(5,786)	(7,242)	(72,283)
Other	(1,591)	(1,662)	(1,847)	(18,435)

Net cash provided by (used in) financing activities	5,344	8,943	(27,280)	(272,283)

Effect of exchange rate changes on cash and cash equivalents	4,667	1,974	(11,787)	(117,646)
Net increase (decrease) in cash and cash equivalents	21,968	(3,295)	12,025	120,022
Cash and cash equivalents at beginning of year	70,111	92,079	88,784	886,156

Cash and cash equivalents at end of year	¥ 92,079	¥ 88,784	¥ 100,809	$ 1,006,178

The accompanying notes are an integral part of these financial statements.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacturing and marketing of i) small precision motors, which include spindle motors for computer hard disk drives, motors for optical disk drives, small precision fans and other small motors; ii) mid-size motors, which are used in automobiles, various electric household appliances and industrial equipment; iii) machinery, which includes, power transmission equipment, semi-conductor manufacturing supplies, test systems, measuring equipment, card readers, industrial robots and factory automation systems; iv) electronic and optical components, which include camera shutters, camera lends units, encoders, switches, trimmer potentiometers, motor driven actuator units, optical pickup units, processing and precision plastic mold products; v) other products, which include auto parts, pivot assemblies and other services. Manufacturing operations are located primarily in Asia (China, Thailand, the Philippines and Singapore), and NIDEC has sales subsidiaries primarily in Asia, North America and Europe.

The main customers for spindle motors are manufacturers of hard disk drives. NIDEC also sells its products to the manufacturers of various automation equipment, electric household appliances, home video game consoles, telecommunication and audio-visual equipment, and automotive components.

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

Estimates -

The preparation of NIDEC’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include allowance for doubtful accounts, depreciation and amortization of long-lived assets, valuation allowance for deferred tax assets, fair value of financial instruments, uncertain tax positions and pension liabilities. Actual results could differ from those estimates.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC does not hold any interests in variable interest entities, therefore does not provide the disclosures required by FIN No.46R “Consolidation of Variable Interest Entities – an interpretation of ARB No.51”.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rates and the resulting transaction gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Inventories -

Inventories are stated at the lower of cost or market. Cost is determined principally on the weighted average cost basis. Cost includes the cost of materials, labor and applied factory overhead. Projects in progress, which mainly relate to production of factory automation equipment based on contracts with customers, are stated at the lower of cost or market, cost being determined as the accumulated production cost.

Marketable securities -

Marketable securities consist of equity securities that are listed on recognized stock exchanges and debt securities. Equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Realized gains and losses are determined on the average cost method and are reflected in the statement of income. Other than temporary declines in market value of individual securities classified as available-for-sale are charged to income in the period the loss occurs. Debt securities designated as held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Derivative financial instruments -

NIDEC employs derivative financial instruments, including interest rate swaps, interest rate currency swaps, interest rate caps agreements and foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivative contracts are marked to market and changes in value, both increases and decreases, are recognized directly in the consolidated statement of income. There are no derivatives designated as hedges or accounted for as hedges under SFAS No.133, "Accounting for derivative Instruments and Hedging Activities".

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

For the Company and its subsidiaries located in Japan, NIDEC changed its calculation method for salvage value of machineries and equipments, from 5% of acquisition costs of the assets to 1 yen on a prospective basis. NIDEC assessed that the assets they currently own are worth less than 5% of the acquisition cost at the point of the disposition. The change of the calculation method did not have any material impact on their operating results for the year ended March 31, 2008.

Depreciation expense amounted to ¥26,285 million, ¥29,997 million, and ¥36,334 million ($362,653 thousand) for the years ended March 31, 2006, 2007, and 2008, respectively.

Lease-

NIDEC applies SFAS No.13 “Accounting for Leases”. Under SFAS No.13, certain lease agreements of property, plant and equipment where NIDEC has substantially all the risks and rewards of ownership are classified as capital leases and related obligations are recorded as liabilities. Capital leases are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Goodwill -

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but tested annually for impairment. NIDEC tests for impairment at the reporting unit level on January 1 of each year. In addition, NIDEC tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This test is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on discounted future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

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

Revenue recognition -

NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assumed. For small precision motors, mid-size motors and electronic and optical components, these criteria are generally met at the time a product is delivered to the customers’ site which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment for export sales (FOB shipping point). Revenue for machinery sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Research and development expenses-

Research and development expenses, mainly consisting of personnel and depreciation expenses at research and development branches, are charged to operations as incurred.

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥277 million, ¥337 million, and ¥372 million ($3,713 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

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

NIDEC recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in other, net in the consolidated statements of income.

Earnings per share -

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds and options.

Other comprehensive income -

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

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. NIDEC adopted SFAS 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of SFAS 123R did not have any material impact on NIDEC’s consolidated financial position, consolidated results of operations, or liquidity.

The modified prospective approach that NIDEC adopts, applies only to new awards and to awards modified, repurchased, or cancelled after the required effective date. Since there were no new awards or modifications, repurchases, and cancellation of existing awards, pro forma information for awards for which NIDEC applied APB 25 is not required.

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income for the years ended March 31, 2006 and 2007 to conform to the current year presentation. Such reclassifications have no effect on income.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Accounting Changes

In June 2006, the Financial Accounting Standards Board (the “FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. NIDEC adopted FIN 48 as of April 1, 2007, as discussed in note No. 19 “Income taxes”.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Recent Accounting Pronouncements to be adopted in future periods

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

In September 2006, the FASB issued SFAS 158. The measurement date provision of SFAS 158 requires that the measurement of plan assets and benefit obligations be as of the date of the employer’s statement of financial position, not up to three months earlier as had been permitted by Statements 87 and 106. This provision of SFAS 158 is effective for fiscal years ending after December 15, 2008. Upon adoption, NIDEC expects that the beginning balance of accrued pension and severance costs would be increased by approximately ¥230 million ($2,296 thousand) and the beginning balance of retained earnings would be reduced by approximately ¥130 million ($1,298 thousand) for the year ending March 31, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of FASB Statement No. 115”. SFAS 159 enables entities to choose  to measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. NIDEC is currently evaluating the potential impact from adopting SFAS 159 on its consolidated financial position, results of operation or liquidity.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”. SFAS 141R requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal year beginning on or after December 15, 2008. NIDEC is currently evaluating the potential impact from adopting SFAS 141R on its consolidated financial position, results of operation or liquidity.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS 160 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in the consolidated balance sheets, and separate identification and presentation in the consolidated statement of income of net income attributable to the entity and the noncontrolling interest. SFAS 160 also requires all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation be recognized as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. NIDEC is currently evaluating the potential impact from adopting SFAS 160 on its consolidated financial position, results of operation or liquidity.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. NIDEC is currently evaluating the potential impact from adopting SFAS 161 on its consolidated financial position, results of operation or liquidity.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’ approval of the Public Company Accounting Oversight Board Auditing amendments. NIDEC is currently evaluating the potential impact from adopting SFAS 162 on its consolidated financial position, results of operation or liquidity.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥100.19 = U.S. $1, the approximate current exchange rate at March 31, 2008, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2008.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

4. Acquisitions and dispositions:

NIDEC made no significant business acquisitions or disposal for the year ended March 31, 2006.

On November 8, 2006, NIDEC acquired a 98.9% share in Fujisoku Corporation (“FSKC”). FSKC manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments. The purchase consideration for the investment in FSKC was ¥1,031 million and NIDEC acquired 145,956 shares, and goodwill of ¥1,987 million was recognized at the acquisition date. NIDEC believes further synergies with FSKC in R&D activities, manufacturing and sales will significantly enhance NIDEC’s product portfolio and ability to meet increase the customer requirements as well as increasing corporate value of both companies.

On December 27, 2006, NIDEC acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, NIDEC has included seven additional companies (“NMA group”) in its scope of consolidation as wholly owned subsidiaries of NIDEC. NMA group manufactures motors and actuators for automobiles such as the air flow system, body closure system, occupant positioning system, brake system, etc. By acquiring NMA group NIDEC expects to enhance its business channel in the automobile industry, assimilate motor engineers and expand overseas business. The purchase consideration for the investment in NMA Group was ¥15,710 million and goodwill of ¥6,772 million was recorded at the acquisition date.

On February 23, 2007, NIDEC acquired a 87.1% share in Brilliant Manufacturing Limited, currently Nidec Brilliant Co., Ltd. (“NBC”). NBC is engaged in manufacturing and sales of base plate die-casting and top cover used in hard disk drives. By acquiring NBC, NIDEC increased its manufacturing capability in Asia and consequently, expects to geographically supplement its synergy among manufacturing subsidiaries of NIDEC. NIDEC also expects to accelerate in-house manufacturing capability and strengthen NIDEC competitiveness to maximize corporate value. The purchase consideration for the investment in NBC was ¥13,532 million, NIDEC acquired 406,031,100 shares and goodwill of ¥8,134 million was recorded at the acquisition date.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

On April 27, 2007, NIDEC acquired 18,203,000 shares (or, 51.7%) of the common stock in Japan Servo Co., Ltd. (“JSRV”), which manufactures and sells motors and motor applied products. Since NIDEC already owned 1,466 shares of JSRV’s common stock prior to April 27, 2007, total shares and purchase price for JSRV were 18,204,466 and ¥4,810 million ($48,009 thousand), respectively. NIDEC recognized goodwill amounting to ¥572 million ($5,709 thousand) as a result of this acquisition. During the period between April 27, 2007 and March 31, 2008, NIDEC acquired an additional 3,288,000 shares of JSRV’s common stock, increasing its ownership interest in JSRV to 61.1%. As a result, the number of shares of JSRV common stock held by NIDEC as of March 31, 2008 totaled 21,492,466, representing a ¥6,611 million ($65,985 thousand) purchase price in total, and recognized preliminary goodwill amounted to ¥1,610 million ($16,069 thousand). This acquisition is intended to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the market of small precision motors.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values at the date of the acquisition in accordance with SFAS 141, “Business Combinations”.

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2007 and 2008, as if the acquisition in these companies had occurred on April 1, 2006. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31 (Unaudited)		For the year ended March 31, 2008
	2007	2008	(Unaudited)

Pro forma net sales	¥ 697,505	¥ 745,006	$ 7,435,932
Pro forma net income	37,260	40,684	406,068

	Yen		U.S. dollars
Pro forma net income per common share
－basic	¥ 257.56	¥ 280.75	$ 2.80
－diluted	250.30	273.12	2.73

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The assets acquired and liabilities assumed on consolidation in 2007 are as follows:

	Yen in millions
	For the year ended March 31, 2007
	NMA	FSKC	NBC	TOTAL
Cash and cash equivalents	¥ 3,681	¥ 346	¥ 924	¥ 4,951
Accounts receivable	6,043	1,681	1,598	9,322
Inventories	1,901	1,348	1,241	4,490
Other current assets	787	551	679	2,017
Property, plant and equipment	8,923	1,324	5,984	16,231
Goodwill	6,772	1,987	8,134	16,893
Other non-current assets	10,688	478	1,400	12,566

Total assets acquired	38,795	7,715	19,960	66,470

Short-term borrowings and current portion of long-term debt	(7,936)	(2,222)	(2,599)	(12,757)
Accounts payable	(5,303)	(1,647)	(650)	(7,600)
Other current liabilities	(2,048)	(391)	(1,507)	(3,946)
Long-term debt	(176)	(1,951)	(550)	(2,677)
Other non-current liabilities	(7,622)	(473)	(150)	(8,245)

Total liabilities assumed	(23,085)	(6,684)	(5,456)	(35,225)

Minority interest	-	(0)	(972)	(972)
Purchase price	15,710	1,031	13,532	30,273
Cash acquired	(3,681)	(346)	(924)	(4,951)

Net cash paid (acquired)	¥ 12,029	¥ 685	¥ 12,608	¥ 25,322

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

For the year ended March 31, 2008 NIDEC adjusted goodwill and the fair value of the assets acquired and liabilities assumed to reflect the final purchase price allocations in respect of both NMA Group and NBC. The following table shows the adjustments to amounts recognized in the preliminary purchase allocations represented in the former table.

	Yen in millions
	For the year ended March 31, 2007
	NMA	NBC	TOTAL
Inventories	-	¥ 176	¥ 176
Property, plant and equipment	1,265	585	1,850
Goodwill	(995)	(652)	(1,647)
Other non-current assets	(213)	9	(204)

Total assets acquired	57	118	175

Other non-current liabilities	(57)	(118)	(175)

Total liabilities assumed	¥ (57)	¥ (118)	¥ (175)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The assets and liabilities assumed on consolidation in 2008 are as follows;

	Yen in millions	U.S. dollars in thousands
	For the year ended March 31, 2008	For the year ended March 31, 2008
	JSRV
Cash and cash equivalents	¥ 2,191	$ 21,869
Accounts receivable	9,018	90,009
Inventories	4,189	41,811
Other current assets	1,201	11,987
Property, plant and equipment	6,752	67,392
Goodwill	572	5,709
Other non-current assets	1,900	18,963

Total assets acquired	25,823	257,740

Short-term borrowings and current portion of long-term debt	(6,126)	(61,144)
Accounts payable	(5,499)	(54,886)
Other current liabilities	(1,998)	(19,941)
Long-term debt	(619)	(6,178)
Other non-current liabilities	(3,019)	(30,133)

Total liabilities assumed	(17,261)	(172,282)

Minority interest	(3,752)	(37,449)
Purchase price	4,810	48,009
Cash acquired	(2,191)	(21,869)

Net cash paid (acquired)	¥ 2,619	$ 26,140

For purpose of segment disclosure, the goodwill was assigned to each operating segments as follows.

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
NCJ	¥ 14,906	¥ 572	$ 5,709
NCEL	1,987	-	-
	¥ 16,893	¥ 572	$ 5,709

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

A summary of the major identified capitalized intangible assets and related amortization is as follows.

	Years	Yen in millions
	weighted average amortization period	March 31, 2007
		Gross carrying amounts	Accumulated amortization
Proprietary technology	10	¥ 2,364	¥ 59
Customer relationships	12	7,277	152
Other	2 to 10	360	34

Total		¥ 10,001	¥ 245

No material intangible asset has been identified to be disclosed with regard to the business acquisitions of FSKC and NBC in 2007.

	Years	Yen in millions		U.S dollars in thousands
	weighted average amortization period	March 31, 2008		March 31, 2008
		Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Patent rights	8	¥ 86	¥ 15	$ 858	$ 150
Proprietary technology	20	50	2	499	20
Customer relationships	1	6	6	60	60
Other	6	4	1	40	10

Total		¥ 146	¥ 24	$ 1,457	$ 240

There was no material pre-existing contractual relationship under the Emerging Issues Task Force 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”, in relation to these business acquisitions.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

5. Goodwill and other intangible assets

Intangible assets subject to amortization are summarized as follows:

	Yen in millions				U.S dollars in thousands
	March 31				March 31,
	2007		2008		2008
	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Patent rights	¥ 458	¥ 99	¥ 564	¥ 180	$ 5,629	$ 1,797
Proprietary technology	2,364	59	2,422	298	24,174	2,974
Customer relationships	7,277	152	7,095	799	70,816	7,975
Software	3,928	1,666	5,408	2,084	53,977	20,800
Other	1,231	228	1,541	537	15,381	5,360
Total	¥ 15,258	¥ 2,204	¥ 17,030	¥ 3,898	$ 169,977	$ 38,906

The weighted average amortization period for patent rights, proprietary technology, customer relationships and software are 9 years, 10 years, 12 years and 5 years, respectively.

Total amortization of intangible assets for the years ended March 31, 2006, 2007 and 2008 amounted to ¥192 million, ¥542 million and ¥1,540 million ($15,371 thousand), respectively.

Total indefinite live intangible assets amounted to ¥142 million and ¥142 million ($1,417 thousand) for the years ended March 31, 2007 and 2008, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in Millions	U.S. dollars in thousands
2009	¥ 1,934	$ 19,303
2010	1,713	17,098
2011	1,541	15,381
2012	1,394	13,914
2013	¥ 1,269	$ 12,666

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC has completed the annual impairment test for existing goodwill as required by SFAS No. 142. For the years ended March 31, 2006, 2007 and 2008, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2006, 2007 and 2008, no goodwill impairment loss has been recorded.

The carrying amounts of goodwill by operating segment as of March 31, 2007 and 2008 are as follows. Operating segment information is described at note No.25 (2).

	Yen in Millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
NCJ	¥ 65,099	¥ 68,531	$ 684,010
NCPL	312	312	3,114
NSCJ	81	81	808
NTSC	156	156	1,557
NCEL	2,065	2,076	20,721
NSNK	67	67	669

	¥ 67,780	¥ 71,223	$ 710,879

The changes in the carrying amount of goodwill for the year ended March 31, 2007 and 2008 are as follows:

	Yen in Millions		U.S. dollars in thousands
	2007	2008	2008
Balance as of April 1	¥ 44,266	¥ 67,780	$ 676,515
Acquisition	16,893	572	5,709
Acquisition of minority interests	9,480	4,518	45,094
Purchase price allocation adjustments	(2,859)	(1,647)	(16,439)

Balance as of March 31	¥ 67,780	¥ 71,223	$ 710,879

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

6. Supplemental cash flow information:

Cash payments for income taxes were ¥13,026 million, ¥15,965 million and ¥17,019 million ($169,867 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. Interest payments during the years ended March 31, 2006, 2007 and 2008 were ¥1,348 million, ¥1,907 million and ¥2,501 million ($24,963 thousand), respectively.

Tax benefits related to a stock-based compensation plan of ¥23 million, ¥16 million and ¥9 million ($90 thousand) were classified as operating cash flows for the years ended March 31, 2006, 2007 and 2008, respectively.

Because of the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, NIDEC’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, NIDEC recognized a gain of ¥1,123 million for the year ended March 31, 2006, which is included in ¥3,869 million of “Gain from marketable securities, net”.  Because of the share exchange of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., LTD., on September 1, 2006, NIDEC’s shares of SMBC Friend Securities Co., LTD. were exchanged for the shares of the company, Sumitomo Mitsui Financial Group. As a result of this share exchange, NIDEC recognized a gain of ¥45 million for the year ended March 31, 2007, which is included in the ¥943 million of “Gain from marketable securities, net”.  Because of the share exchange of Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ Securities Co., LTD., on September 30, 2007, NIDEC’s shares of Mitsubishi UFJ Securities Co., LTD., were exchanged for the shares of the company, Mitsubishi UFJ Financial Group. As a result of this share exchange, NIDEC recognized a gain of ¥1 million ($10 thousand) for the year ended March 31, 2008, which is included in the ¥454 million ($4,531 thousand) of “Gain from marketable securities, net”.

Capital lease obligations of ¥1,995 million, ¥1,281 million and ¥1,075 million ($10,730 thousand) were incurred for the years ended March 31, 2006, 2007 and 2008, respectively.

Conversion of convertible debt into common stock was ¥8,482 million for the year ended March 31, 2006.  There was no impact for the years ended March 31, 2007 and 2008, respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

7. Allowance for doubtful accounts:

NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.

An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2006	2007	2008	2008
Allowance for doubtful accounts at beginning of year	¥ 1,071	¥ 2,184	¥ 2,163	$ 21,589
Provision for doubtful accounts, net of reversal	1,164	117	312	3,114
Write-offs	(79)	(375)	(149)	(1,487)
Acquisition and other	(1)	229	95	948
Translation adjustment and other	29	8	(175)	(1,747)
Allowance for doubtful accounts at end of year	¥ 2,184	¥ 2,163	¥ 2,246	$ 22,417

8. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Finished goods	¥ 26,960	¥ 32,735	$ 326,729
Raw materials	17,324	17,849	178,152
Work in process	16,405	16,164	161,333
Project in progress	1,212	816	8,145
Supplies and other	2,407	2,254	22,497
	¥ 64,308	¥ 69,818	$ 696,856

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

9. Other current assets:

Other current assets as of March 31, 2007 and 2008 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Deferred tax assets (Note 19)	¥ 6,454	¥ 6,896	$ 68,829
Other receivable	6,501	4,271	42,629
Time deposit	3,541	3,851	38,437
Other	4,742	5,220	52,101
	¥ 21,238	¥ 20,238	$ 201,996

“Other” primarily consists of accrued tax and prepaid expenses.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

10. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

Yen in millions
March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥ 7,361	¥ 12,794	¥ 37	¥ 20,118
Securities not practicable to fair value
Equity securities	¥ 1,687

Yen in millions
March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥ 6,239	¥ 7,663	¥ 291	¥ 13,611
Held-to-maturity
Japanese governmental debt securities	100	-	-	100
	¥ 6,339	¥ 7,663	¥ 291	¥ 13,711
Securities not practicable to fair value
Equity securities	¥ 1,562

	U.S. dollars in thousands
	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$62,272	$ 76,485	$ 2,904	$ 135,853
Held-to-maturity
Japanese governmental debt securities	998	-	-	998
	$ 63,270	$ 76,485	$ 2,904	$ 136,851
Securities not practicable to fair value
Equity securities	$ 15,590

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

During the years ended March 31, 2006, 2007 and 2008, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥1,086 million and decreased by ¥539 million and ¥2,308 million ($23,036 thousand), respectively.

Proceeds from sales of available-for-sale securities were ¥4,083 million, ¥1,611 million and ¥2,221 million ($22,168 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. On those sales, gross realized gains were ¥3,756 million, ¥1,118 million and ¥805 million ($8,035 thousand) and gross realized losses were ¥50 million, ¥0 million and ¥7 million ($70 thousand), respectively.

Based on the business combination of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd. as of September 1, 2006, NIDEC recorded a gain, amounting to ¥45 million ($449 thousand) from the exchange of NIDEC’s shares in SMBC Friend Securities to those of the new company, Sumitomo Mitsui Financial Group in accordance with EITF 91-5, Nonmonetary Exchange of Cost-Method Investments.

Based on the business combination of Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ Securities Co., Ltd. as of September 30, 2007, NIDEC recorded a gain, amounting to ¥1 million ($10 thousand) from the exchange of NIDEC’s shares in Mitsubishi UFJ Securities to those of the new company, Mitsubishi UFJ Financial Group in accordance with EITF 91-5.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2008.

	Yen in millions		Yen in millions
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥ 1,358	¥ 265	¥ 60	¥ 26

	U.S. dollars in thousands		U.S. dollars in thousands
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	$ 13,554	$ 2,645	$ 599	$ 260

NIDEC presumes a decline in value of investment securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of March 31, 2008, NIDEC determined that the decline in value for investment securities with unrealized losses shown in the above table is temporary in nature.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

11. Investments in and transactions with affiliated companies:

Summarized financial information for affiliated companies accounted for using the equity method, which is presented based on accounting principles generally accepted in the United States of America, is shown below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Current assets	¥ 5,368	¥ 6,573	$ 65,606
Non-current assets	8,250	7,424	74,099
Total assets	¥ 13,618	¥ 13,997	$ 139,705
Current liabilities	¥ 8,445	¥ 8,889	$ 88,721
Long-term liabilities	217	25	250
Shareholders’ equity	4,956	5,083	50,734
Total liabilities and shareholders’ equity	¥ 13,618	¥ 13,997	$ 139,705
NIDEC’s share of shareholders’ equity	¥ 1,915	¥ 1,932	$ 19,283
NIDEC’s investment in equity-method affiliates	¥ 2,035	¥ 1,946	$ 19,423
Loan receivable from affiliated companies	¥ 159	¥ 156	$ 1,557
Number of affiliated companies at end of period	4	5

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,

	2006	2007	2008	2008
Net revenues	¥ 9,504	¥ 11,693	¥ 16,848	$ 168,160
Gross profit	¥ 972	¥ 957	¥ 1,532	$ 15,291
Net income	¥ 182	¥ 31	¥ 171	$ 1,707
NIDEC’s share of net income (loss)	¥ 35	¥ (16)	¥ 45	$ 449
Adjustments	(81)	(57)	(6)	(60)
Equity (loss) income	¥ (46)	¥ (73)	¥ 39	$ 389

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

As of March 31, 2007, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NNSC (40.00%), NNTC (40.00%), NDF (39.99%) and CYC (28.59%).

Our investment in an affiliated company, SCD, accounted for using the equity method, had a carrying value of ¥338 million as of March 31, 2006. Its quoted value was ¥1,243 million. NIDEC’s interest in SCD was sold during the year ended March 31, 2007.

As of March 31, 2008, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NNSC (40.00%), NNTC (40.00%), NDF(39.99%), CYC (28.63%) and, Copal Yamada (Vietnam) Co., Ltd. (“CYVC”) (28.63%).

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Trade notes and accounts receivable	¥ 597	¥ 299	$ 2,984
Trade notes and accounts payable	¥ 1,416	¥ 3,006	$ 30,003

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Sales of products	¥ 757	¥ 1,739	¥ 552	$ 5,510
Purchases of goods	¥ 4,503	¥ 9,822	¥ 13,482	$ 134,564

For the year ended March 31, 2006, sales of products to affiliated companies increased mainly due to an increase of sales to NNSC. Purchases of goods from affiliated companies for the year ended March 31, 2006 increased compared to the year ended March 31, 2005, mainly due to an increase in the transactions with NNSC.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

For the year ended March 31, 2007, sales of products to affiliated companies increased mainly due to the increase of sales to NNTC. Purchases of goods from affiliated companies for the year ended March 31, 2007 increased compared to the year ended March 31, 2006, mainly due to an increase in the transactions with NNSC and NNTC.

For the year ended March 31, 2008, sales of products to affiliated companies decreased mainly due to the decrease of sales to NNTC. Purchases of goods from affiliated companies for the year ended March 31, 2008 increased compared to the year ended March 31, 2007, mainly due to an increase in the transactions with NNTC.

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2006, 2007 and 2008 were ¥35 million, ¥40 million and ¥1 million ($10 thousand), respectively.

12. Other non-current assets:

Other non-current assets as of March 31, 2007 and 2008 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Intangible assets *1	¥ 13,054	¥ 13,132	$ 131,071
Deferred tax assets	8,684	11,098	110,769
Other *2	3,202	3,059	30,532

	¥ 24,940	¥ 27,289	$ 272,372

Notes:

*1. “Intangible assets” information is described at note No. 5 “Goodwill and other intangible assets”.

*2. “Other” primarily consists of other investments.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2007 and 2008 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Loans, principally from banks with average interest at March 31, 2007 of 3.13% and at March 31, 2008 of 1.53% per annum, respectively	¥ 78,848	¥ 68,854	$ 687,234

At March 31, 2008, NIDEC had unused lines of credit amounting to ¥92,890 million ($927,138 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

Long-term debt at March 31, 2007 and 2008 is comprised of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Secured loans, representing obligations principally to banks Due 2008 in 2007 with interest ranging 2.07% per annum in 2007 Due 2008 in 2008 with interest ranging 2.07% per annum in 2008	¥ 42	¥ 8	$ 80
Unsecured loans, representing principally to banks Due 2007 to 2026 in 2007 with interest ranging from 0.00% to 6.40% per annum in 2007 Due 2008 to 2026 in 2008 with interest ranging from 0.00% to 6.40% per annum in 2008	1,630	302	3,014
Zero coupon 0.0% convertible bonds, due 2008 2007: Convertible currently at ¥6,914 ($69) for one common share, redeemable before due date (see notes below) 2008: Convertible currently at ¥6,914 ($69) for one common share, redeemable before due date (see notes below)	27,251	27,089	270,376
Long-term capital lease obligations Due 2007 to 2015 in 2007, with interest from 1.25% to 5.85% per annum in 2007 Due 2008 to 2015 in 2008, with interest from 0.19% to 7.03% per annum in 2008	5,853	5,227	52,171

	34,776	32,626	325,641
Less - Current portion due within one year	(3,216)	(29,196)	(291,406)

	¥ 31,560	¥ 3,430	$ 34,235

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Notes:

1. Detail of Zero coupon 0.0% convertible bonds, due October 2008 is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Principal amount	¥ 27,000	¥ 27,000	$ 269,488
Unamortized premium	251	89	888

Total	¥ 27,251	¥ 27,089	$ 270,376

2. The yen denominated zero coupon convertible bonds with stock acquisition rights, which are listed on London Stock Exchange, were issued on October 17, 2003, and are redeemable at 100% of face value on October 17, 2008 (maturity date). The initial face value of the bonds was ¥30,000 million and the issue price was 103.00% of the face value. The face value of remaining bonds is ¥27,000 million as of March 31, 2008

3. Based on our evaluation, the conversion feature was not required to be bifurcated under Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” In addition there was no beneficial conversion feature that required bifurcation under the Emerging Issues Task Force 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF98-5”).

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions	U.S. dollars in thousands
2009	¥ 29,196	$ 291,406
2010	1,871	18,675
2011	769	7,675
2012	425	4,242
2013	194	1,936
2014 and thereafter	¥ 171	$ 1,707

At March 31, 2008, lands and buildings with carrying value of ¥330 million ($3,294 thousand), and ¥260 million ($2,595 thousand), respectively, were pledged as collateral for banks borrowings.

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

14. Other current liabilities:

Other current liabilities as of March 31, 2007 and 2008 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Accrued expenses	¥ 16,802	¥ 17,533	$ 174,998
Income taxes payable	9,668	5,942	59,307
Payable for property, plant and equipment	4,139	3,305	32,987
Other	5,031	6,571	65,586

	¥ 35,640	¥ 33,351	$ 332,878

“Other” primarily consists of deposits received.

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

For the years ended March 31, 2007 and 2008, NIDEC assumed pension liabilities as a result of business acquisitions of ¥4,587 million and ¥2,487 million ($24,823 thousand), respectively. Under these pension plans, pension payments mainly based on current rates of pay and length of service or the number of “points” mainly determined by those and foreign companies’ plans have not been funded.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. NIDEC adopted SFAS 158 effective March 31, 2007. The impact of the adoption of SFAS 158 had been reflected within NIDEC’s consolidated financial statements as of March 31, 2007. The incremental effect of applying SFAS 158 was as follows:

	Yen in millions
	March 31, 2007
	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Other non-current assets	¥ 25,236	¥ (296)	¥ 24,940
Total assets	¥ 662,919	¥ (296)	¥ 662,623

Total current liabilities	¥ 235,369	-	¥ 235,369
Accrued pension and severance costs	13,735	(722)	13,013
Total long-term liabilities	56,507	(722)	55,785
Minority interest in consolidated subsidiaries	66,430	23	66,453
Accumulated other comprehensive loss:
Minimum pension liability adjustment	(140)	140	-
Pension liability adjustments	-	263	263

Total shareholders’ equity	304,613	403	305,016

Total liabilities and shareholders’ equity	¥ 662,919	¥ (296)	¥ 662,623

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

NIDEC primarily uses a December 31 measurement date for Japanese plans.

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Change in benefit obligation:
Benefit obligation at beginning of year	¥ 14,379	¥ 15,359	$ 153,299
Service cost	667	1,100	10,979
Interest cost	325	331	3,304
Actuarial loss	410	680	6,787
Acquisition and other	652	3,817	38,098
Benefits paid	(1,074)	(1,813)	(18,096)

	15,359	19,474	194,371

Change in plan assets:
Fair value of plan assets at beginning of year	5,962	7,053	70,396
Actual return on plan assets	437	(162)	(1,617)
Employer contribution	760	967	9,652
Acquisition and other	294	1,330	13,275
Benefits paid	(400)	(712)	(7,106)

Fair value of plan assets at end of year	7,053	8,476	84,600

Funded status	¥ 8,306	¥ 10,998	$ 109,771

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008

Accrued pension and severance costs	¥ 8,306	¥ 10,998	$ 109,771

Net amounts recognized	¥ 8,306	¥ 10,998	$ 109,771

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Actuarial loss	¥ (146)	¥ (1,304)	$ (13,015)
Prior service cost	504	441	4,401
Pension liability adjustments, pre-tax	¥ 358	¥ (863)	$ (8,614)

The accumulated benefit obligations for all defined benefit pension plans were ¥14,324 million and ¥18,052 million ($180,178 thousand) for the years ended March 31, 2007 and 2008, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Projected benefit obligations	¥ 15,326	¥ 19,434	$ 193,971
Accumulated benefit obligations	14,291	18,014	179,798
Fair value of plan assets	7,021	8,437	84,210

Weighted-average assumptions used to determine benefit obligations as of March 31, 2007 and 2008 are as follows:

	March 31
	2007	2008
Discount rate	1.3-2.7%	1.3-2.8%
Rate of compensation increase	1.0-3.5%	1.0-3.2%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2006, 2007 and 2008 are as follows:

For the year ended
March 31
	2006	2007	2008
Discount rate	1.0-2.5%	1.5-3.1%	1.3-2.7%
Expected return on plan assets	0.8-3.0%	0.8-3.0%	0.8-3.0%
Rate of compensation increase	0.0-3.5%	0.0-3.5%	1.0-3.5%

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Components of net periodic (benefit) cost:
Service cost	¥ 609	¥ 667	¥ 1,100	$ 10,979
Interest cost	295	325	331	3,304
Expected return on plan assets	(101)	(155)	(201)	(2,006)
Amortization of net actuarial loss (gain)	3	(38)	(5)	(50)
Amortization of prior service credit	(62)	(62)	(62)	(619)
Gains from settlements	(30)	-	-	-

Net periodic pension cost	¥ 714	¥ 737	¥ 1,163	$ 11,608

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2009 are ¥62 million ($619 thousand) and ¥33 million ($329 thousand), respectively.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Foreign plans:

NIDEC primarily uses a March 31 measurement date for foreign plans.

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Change in benefit obligation:
Benefit obligation at beginning of year	¥ 377	¥ 4,784	$ 47,749
Service cost	172	191	1,906
Interest cost	57	221	2,206
Actuarial loss (gain)	5	(914)	(9,123)
Acquisition and other	4,229	-	-
Foreign currency exchange rate changes	9	(54)	(539)
Benefits paid	(65)	(190)	(1,896)

	4,784	4,038	40,303

Change in plan assets:
Fair value of plan assets at beginning of year	57	77	768
Actual return on plan assets	8	(14)	(140)
Employer contribution	32	28	279
Foreign currency exchange rate changes	(5)	20	200
Benefits paid	(15)	(28)	((279)

Fair value of plan assets at end of year	77	83	828

Funded status	¥ 4,707	¥ 3,955	$ 39,475

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008

Accrued pension and severance costs	¥ 4,707	¥ 3,955	$ 39,475

Net amounts recognized	¥ 4,707	¥ 3,955	$ 39,475

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Actuarial gain	¥ 0	¥ 914	$ 9,123
Pension liability adjustments, pre-tax	¥ 0	¥ 914	$ 9,123

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The accumulated benefit obligations for all defined benefit pension plans were ¥4,529 million and ¥3,883 million ($38,756 thousand) for the years ended March 31, 2007 and 2008, respectively.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Projected benefit obligations	¥ 4,784	¥ 4,038	$ 40,303
Accumulated benefit obligations	4,529	3,883	38,756
Fair value of plan assets	77	83	828

Weighted-average assumptions used to determine benefit obligations as of March 31, 2007 and 2008 are as follows:

	March 31
	2007	2008
Discount rate	4.3%	5.9%
Rate of compensation increase	2.5%	2.5%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2007 and 2008 are as follows:

	For the year ended March 31
	2007	2008
Discount rate	4.3%	4.3%
Rate of compensation increase	2.5%	2.5%

The assumptions used before March 31, 2006 and expected return on plan assets have no material impact for NIDEC’s consolidated financial statement.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Components of net periodic (benefit) cost:
Service cost	¥ 115	¥ 172	¥ 191	$ 1,906
Interest cost	26	57	221	2,206
Expected return on plan assets	(3)	(9)	13	130

Net periodic pension cost	¥ 138	¥ 220	¥ 425	$ 4,242

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2009 is ¥46 million ($459 thousand).

Japanese plans and foreign plans:

The weighted-average asset allocations of NIDEC’s pension plans are as follows:

Assets Category	Asset allocation of pension plans
	Actual (%)		Target (%)
	March 31, 2007	March 31, 2008	March 31, 2009
Equity securities	37	39	36
Debt securities	23	22	22
Life insurance company general accounts	26	26	30
Others	14	13	12

Total	100	100	100

NIDEC’s policy and objective for plan asset management is to generate a stable return on the investment over the long term, which enable NIDEC’s pension funds to meet future benefit payment requirements under risks which NIDEC considers permissible. NIDEC formulates “basic” portfolio that suits the above-mentioned policy, and ensure that plan assets are allocated under this “basic” portfolio. NIDEC evaluates its actual return and revises the “basic” portfolio, if necessary.

NIDEC expects to contribute approximately ¥936 million ($9,342 thousand) to its defined benefit plans for the year ending March 31, 2009.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions		U.S. dollars in thousands
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
2009	¥ 1,495	¥ 158	$ 14,922	$ 1,577
2010	1,520	160	15,171	1,597
2011	1,679	175	16,758	1,747
2012	1,239	188	12,367	1,876
2013	1,229	206	12,267	2,056
Years 2014-2017	¥ 5,031	¥ 1,282	$ 50,215	$ 12,796

Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥216 million, ¥218 million and ¥183 million ($1,827 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. NIDEC expects to contribute approximately ¥171 million ($1,707 thousand) for the year ending March 31, 2009.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥403 million, ¥379 million and ¥361 million ($3,603 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. NIDEC expects to contribute approximately ¥347 million ($3,463 thousand) for the year ending March 31, 2009.

16. Other long-term liabilities:

Other long-term liabilities as of March 31, 2007 and 2008 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Deferred tax liabilities	¥ 4,614	¥ 4,157	$ 41,491
Long-term accrued liabilities	4,271	3,034	30,283
Unrecognized tax benefits *	-	2,374	23,695
Revenue received in advance	1,000	1,363	13,604
Other	1,327	1,534	15,311

	¥ 11,212	¥ 12,462	$ 124,384

Note:

* “Unrecognized tax benefits” information is described at note No.19 “Income taxes”

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

17. Shareholders’ equity:

In June 2004, the Company issued 5,620,000 shares of common stock in a public offering in Japan, and received proceeds in the amount of ¥59,954 million.

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

The Japanese Company Law (the “Company Law”) provides that an amount equal to 10% of cash dividends from retained earnings by the Company and its Japanese subsidiaries must be appropriated as a legal reserve. No further appropriations are required when the sum of the legal reserves reaches 25% of stated capital. These reserves currently exceed 25% of stated capital and are available for dividends under the Company Law subject to approval at the shareholders’ meeting. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥70,798 million and ¥85,057 million ($848,957 thousand) for the years ended March 31, 2007 and 2008, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2008 includes amounts representing final cash dividends of ¥ 4,348 million ($43,398 thousand), ¥ 30 ($0.30) per share.

In connection with the repurchased treasury stock, it is not permitted to pay any dividend under the Company Law. On February 1, 2008, NIDEC resolved at a meeting of its Board of Directors to repurchase its own shares (“Share Repurchase”).

Details of Share Repurchase
Class of shares:	Common stock
Total number of shares to repurchase:	Up to 1,000,000 shares 0.69% of the total number of shares issued
Total repurchase amount:	Up to 6 billion yen
Period of repurchase:	From February 4, 2008 to February 3, 2009

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Retained earnings relating to equity in undistributed earnings reflect ¥415 million,  ¥402 million and ¥357 million ($3,563 thousand) of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2006, 2007 and 2008.

Detailed components of accumulated other comprehensive income at March 31, 2006, 2007 and 2008 and the related changes, net of taxes, for the years ended March 31, 2006, 2007 and 2008 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2005	¥ (9,466)	¥ 2,777	¥ (56)	-	¥ (6,745)
Other comprehensive income (loss)	9,391	1,086	(59)	-	10,418

Balance at March 31, 2006	(75)	3,863	(115)	-	3,673
Other comprehensive income (loss)	6,949	(539)	(25)	-	6,385
Adoption of SFAS No. 158	-	-	140	263	403

Balance at March 31, 2007	6,874	3,324	-	263	10,461
Other comprehensive income (loss)	(17,107)	(2,308)	-	305	(19,110)

Balance at March 31, 2008	¥ (10,233)	¥ 1,016	-	¥ 568	¥ (8,649)

	U.S. dollars in thousands
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2007	$ 68,610	$ 33,177	-	$ 2,625	$ 104,412
Other comprehensive income (loss)	(170,746)	(23,036)	-	3,044	(190,738)

Balance at March 31, 2008	$ (102,136)	$ 10,141	-	$ 5,669	$ (86,326)

The minimum pension liability adjustment shown in the above table relates to two consolidated subsidiaries.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2006:
Foreign currency translation adjustments	¥ 9,345	¥ 46	¥ 9,391
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	5,721	(2,346)	3,375
Reclassification adjustments for gains and losses realized in net income	(3,869)	1,580	(2,289)
Minimum pension liability adjustment	(100)	41	(59)
Other comprehensive income (loss)	¥ 11,097	¥ (679)	¥ 10,418

For the year ended March 31, 2007:
Foreign currency translation adjustments	¥ 7,001	¥ (52)	¥ 6,949
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	2	(1)	1
Reclassification adjustments for gains and losses realized in net income	(943)	403	(540)
Minimum pension liability adjustment	(44)	19	(25)
Other comprehensive income	¥ 6,016	¥ 369	¥ 6,385

For the year ended March 31, 2008:
Foreign currency translation adjustments	¥ (17,432)	¥ 325	¥ (17,107)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(3,457)	1,417	(2,040)
Reclassification adjustments for gains and losses realized in net income	(454)	186	(268)
Pension liability adjustment:
Actual (gains) losses arising during period	(127)	472	345
Reclassification adjustments for actual gains and losses realized in net income	(5)	2	(3)
Reclassification adjustments for prior service credit realized in net income	(62)	25	(37)
Other comprehensive income	¥ (21,537)	¥ 2,427	¥ (19,110)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	U.S. dollars in thousands
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2008:
Foreign currency translation adjustments	$ (173,990)	$ 3,244	$ (170,746)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(34,504)	14,143	(20,361)
Reclassification adjustments for gains and losses realized in net income	(4,531)	1,856	(2,675)
Pension liability adjustment:
Actual (gains) losses arising during period	(1,268)	4,711	3,443
Reclassification adjustments for actual gains and losses realized in net income	(50)	20	(30)
Reclassification adjustments for prior service credit realized in net income	(619)	250	(369)
Other comprehensive income	$ (214,962)	$ 24,224	$ (190,738)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

18. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested at June 30, 2004 and became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($73.36) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($36.68) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

	Number of options	Exercise price (per share)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 36.68
Exercised	-	-	-
Canceled	105	3,675	36.68

Balance at March 31, 2004:	2,862	3,675	36.68
Exercised	439	3,675	36.68
Canceled	61	3,675	36.68

Balance at March 31, 2005:	2,362	3,675	36.68
Exercised	606	3,675	36.68
Canceled	-	-	-

Balance at March 31, 2006:	1,756	3,675	36.68
Exercised	596	3,675	36.68
Canceled	-	-	-

Balance at March 31, 2007:	1,160	3,675	36.68
Exercised	1,035	3,675	36.68
Canceled	125	¥ 3,675	$ 36.68

Balance at March 31, 2008:	0

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The fair value of the option was ¥3,499 ($34.92) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May 14, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. The Company adopted SFAS 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of SFAS 123R did not have any impact on NIDEC’s consolidated financial position, consolidated results of operations, or liquidity.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

19. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Income before income taxes:
The Company and domestic subsidiaries	¥ 39,370	¥ 37,141	¥ 25,865	$ 258,159
Foreign subsidiaries	25,008	28,454	36,818	367,482

	¥ 64,378	¥ 65,595	¥ 62,683	$ 625,641

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Current income tax expense:
The Company and domestic subsidiaries	¥ 10,947	¥ 15,562	¥ 8,604	$ 85,877
Foreign subsidiaries	2,680	2,893	4,815	48,059

Total current	13,627	18,455	13,419	133,936

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	1,279	(829)	4,418	44,096
Foreign subsidiaries	307	(166)	(2,353)	(23,486)

Total deferred	1,586	(995)	2,065	20,610

Total provision	¥ 15,213	¥ 17,460	¥ 15,484	$ 154,546

The low effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2008 were mainly due to the extinguishment of the effect of transfer pricing taxation of the previous period and an increase in the income tax provision by the adoption of FIN 48. For the year ended March 31, 2007, the Company incurred additional tax expense of approximately ¥2,850 million as a result of an examination by the tax authority in relation to transfer pricing. There was no such impact in the current year. This decrease in tax expense was partially offset by the impact of FIN 48 in the current year.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

With regard to the effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2007, it approached the statutory tax rate. This was mainly due to the result of a net decrease in the valuation allowance and an increase in additional tax expenses based on transfer pricing taxation.

The low effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2006 were mainly due to a net decrease in the valuation allowance.

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 41.0% in 2006, 2007 and 2008. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2006	2007	2008
Statutory tax rate	41.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(12.6)	(14.8)	(20.2)
Tax on undistributed earnings	1.5	1.2	1.6
Valuation allowance	(6.6)	(5.4)	(1.4)
Transfer pricing taxation	-	4.3	-
Liabilities for unrecognized tax benefits	-	-	2.5
Other	0.3	0.3	1.2

Effective income tax rate	23.6%	26.6%	24.7%

The effective income tax rate for the year ended March 31, 2008 was lower compared to the effective income tax rate for the year ended March 31, 2007. The main reason of this decrease was due to a net impact of a decrease in the impact on the effective tax rate of the valuation allowance and tax benefit in foreign subsidiaries and the adoption of FIN 48 as well as the effects of transfer pricing taxation paid for the prior year.

The aggregate dollar and per share effects of tax holidays are as follows:

		Yen in millions			U.S. dollars in thousands
		For the year ended March 31			For the year ended March 31,
		2006	2007	2008	2008
Aggregate amounts of tax holidays		¥ 4,100	¥ 5,544	¥ 5,256	$ 52,460

		Yen			U.S. dollars
Per share	－ basic	¥ 28.58	¥ 38.32	¥ 36.27	$ 0.36
	－ diluted	¥ 27.53	¥ 37.24	¥ 35.28	$ 0.35

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Deferred tax assets:
Inventories	¥ 2,199	¥ 2,651	$ 26,460
Property, plant and equipment	6,126	6,990	69,767
Accrued bonus	2,175	2,569	25,641
Accrued enterprise tax	746	893	8,913
Pension and severance plans	7,323	6,646	66,334
Operating loss carryforwards for tax purposes	3,162	3,313	33,067
Foreign tax credit	2,220	1,982	19,782
Other	(4,534)	(595)	(5,938)

Gross deferred tax assets	19,417	24,449	244,026
Less - Valuation allowance	(4,279)	(6,455)	(64,428)

Net deferred tax assets	15,138	17,994	179,598

Deferred tax liabilities:
Basis difference of acquired assets	(2,932)	(2,952)	(29,464)
Undistributed earnings not permanently reinvested	(2,082)	(2,561)	(25,561)
Maketable securities	(3,972)	(2,396)	(23,915)
Intangible assets	(2,936)	(159)	(1,587)
Other	7,297	3,845	38,378

Gross deferred tax liabilities	(4,625)	(4,223)	(42,149)

Net deferred tax assets	¥ 10,513	¥ 13,771	$ 137,449

Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2008 amounted to approximately ¥12,282 million ($122,587 thousand) and are available as an offset against future taxable income of such subsidiaries.

With the exception of ¥2,774 million ($27,687 thousand) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2006, 2007 and 2008 consist of the following:

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	March 31			March 31,
	2006	2007	2008	2008
Valuation allowance at beginning of year	¥ (15,593)	¥ (11,602)	¥ (4,279)	$ (42,709)
Additions	-	-	(2,785)	(27,797)
Deductions	3,991	8,676	890	8,883
Impact of acquisition of companies	-	(1,353)	(281)	(2,805)

Valuation allowance at end of year	¥ (11,602)	¥ (4,279)	¥ (6,455)	$ (64,428)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Deferred tax assets:
Other current assets	¥ 6,454	¥ 6,896	$ 68,829
Other non-current assets	8,684	11,098	110,769
Deferred tax liabilities:
Other current liabilities	(11)	(66)	(658)
Other long-term liabilities	(4,614)	(4,157)	(41,491)

Net deferred tax assets	¥ 10,513	¥ 13,771	$ 137,449

Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥89,893 million ($897,225 thousand) as of March 31, 2008. NIDEC estimates an additional deferred tax liability of ¥18,026 million ($179,918 thousand) would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

NIDEC adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) effective April 1, 2007. The adoption of FIN 48 resulted in a ¥987 million reduction of our beginning balance of retained earnings and a ¥987 million ($9,851 thousand) increase in corresponding liability for unrecognized tax benefits.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Yen in millions	U.S. dollars in thousands
	March 31,	March 31,
	2008	2008
Balance at April 1	¥ 865	$ 8,634
Additions for tax positions of the current year	1,509	15,061
Additions for tax positions of prior years	-	-
Reductions for tax positions of prior years	-	-
Lapse of the applicable statute of limitations	-	-
Settlements	-	-

Balance at March 31	¥ 2,374	$ 23,695

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥2,374 million ($23,695 thousand).

Although NIDEC believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which NIDEC is aware of at March 31, 2008, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of other, net in the consolidated statements of income. The total gross accrued interest and penalty as of April 1, 2007 and March 31, 2008 were ¥122 million ($1,218 thousand) and ¥344 million ($3,433 thousand), respectively. Interest and penalties included in other, net were ¥222 million ($2,215 thousand) for the year ended March 31, 2008.

NIDEC files income tax returns in Japan and various foreign tax jurisdictions. The fiscal years beginning after April 1, 2002 are still open to examination by Japan and foreign taxing authorities, including several major taxing jurisdictions except as described below. In Singapore, NIDEC is open to examination from 2000 onward. In Germany and Philippines, NIDEC is open to examination from 2003 onward. In Thailand, Hong Kong and Vietnam, NIDEC is open to examination from 2005 onward.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

20. Reconciliation of the differences between basic and diluted earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the years ended March 31, 2006, 2007 and 2008.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2006:
Basic net income per share
Net income available to common shareholders	¥ 40,949	143,445	¥ 285.47
Effect of dilutive securities
Unsecured 0.8% convertible bonds	11	872
Zero coupon 0.0% convertible bonds	-	4,386
Securities of a subsidiary	0	-
Stock option	-	212
Diluted net income per share
Net income for computation	¥ 40,960	148,915	¥ 275.05
For the year ended March 31, 2007:
Basic net income per share
Net income available to common shareholders	¥ 39,932	144,665	¥ 276.03
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	174
Diluted net income per share
Net income for computation	¥ 39,932	148,861	¥ 268.25
For the year ended March 31, 2008:
Basic net income per share
Net income available to common shareholders	¥ 41,156	144,914	¥ 284.00	$ 2.83
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	26
Diluted net income per share
Net income for computation	¥ 41,156	148,962	¥ 276.29	$ 2.76

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

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions
	March 31, 2007
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 88,784	¥ 88,784
Short-term investments	3,541	3,541
Short-term loan receivable	8	8
Marketable securities	20,118	20,118
Long-term loan receivable	379	374
Short-term borrowings	(78,848)	(78,848)
Long-term debt including the current portion and excluding capital lease obligation	(28,924)	(34,424)
Foreign exchange forward contracts	3	3
Interest rate swap agreements	(12)	(12)
Interest rate currency swap agreements	(27)	(27)

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	March 31, 2008		March 31, 2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥ 100,809	¥ 100,809	$ 1,006,178	$ 1,006,178
Short-term investments	3,851	3,851	38,437	38,437
Short-term loan receivable	10	10	100	100
Marketable securities	13,711	13,711	136,850	136,850
Long-term loan receivable	291	298	2,904	2,974
Short-term borrowings	(68,854)	(68,854)	(687,234)	(687,234)
Long-term debt including the current portion and excluding capital lease obligation	(27,398)	(29,189)	(273,460)	(291,336)
Foreign exchange forward contracts	5	5	50	50
Interest rate swap agreements	(7)	(7)	(70)	(70)
Interest rate currency swap agreements	(12)	(12)	(120)	(120)

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

Long-term debt: The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Derivative financial instruments

Changes in the estimated fair value of foreign exchange forward contracts are recognized as “Other, net” in the consolidated statement of income.

Gains from foreign exchange forward contracts for the years ended March 31, 2006, 2007, and 2008 were ¥25 million, ¥4 million, and ¥2 million ($20 thousand), respectively. The contracted amounts outstanding on March 31, 2007 and 2008 were ¥391 million and ¥180 million ($1,797 thousand), respectively.

Interest rate swaps, and interest rate currency swap agreements, which mature from 2009 to 2011, were designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates and currency exchange rates on underlying debt instruments. The interest rate cap agreement, which was designed for the same purpose, matured in 2006.

Changes in the fair value of interest rate swaps and interest rate currency swap agreements are recognized as “Other, net” in the income statement. Gain from interest rate swaps for the year ended March 31, 2006 was ¥34 million. Loss on interest rate swaps and interest rate currency swap agreements was ¥23 million for the year ended March 31, 2007 and gain from them was ¥16 million ($160 thousand) for the year ended March 31, 2008. The contracted amounts outstanding on March 31, 2007 and 2008 were ¥1,320 million and ¥1,296 million ($12,935 thousand), respectively.

Interest rate cap agreements require the writer to pay the purchaser at specified future dates the amounts, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. The premiums paid for interest rate cap agreements purchased are included in “Other current assets” and “Other non-current assets” in the accompanying consolidated balance sheets. Differences between the premium paid and fair value of these contracts and subsequent changes in fair values of option prices, which are calculated based on the Black-Scholes option-pricing model, are recognized as “Other, net” in the income statement. Gains from interest rate cap agreements for the years ended March 31, 2006 and 2007 were ¥16 million and ¥8 million, respectively. There were no outstanding contracts as of March 31, 2007 and 2008.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

22. Related party transactions:

As of March 31, 2008, the president of the Company and a business entity indirectly owned by the president of the Company held 8.2% and 6.1% of the outstanding shares of the Company, respectively. There were no significant related party transactions other than those described in Note 11.

23. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
Class of property	2007	2008	2008
Machinery and equipment	¥ 11,286	¥ 9,678	$ 96,596
Other leased assets	915	1,186	11,838
Less - Accumulated amortization	(7,390)	(7,236)	(72,223)

	¥ 4,811	¥ 3,628	$ 36,211

Amortization expenses under capital leases for the years ended March 31, 2006, 2007 and 2008 were ¥1,947 million, ¥1,874 million and ¥1,977 million ($19,733 thousand), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2008 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2009	¥ 2,205	$ 22,008
2010	1,952	19,483
2011	770	7,685
2012	401	4,002
2013	163	1,627
2014 and thereafter	22	220

Total minimum lease payments	5,513	55,025
Less - Amount representing interest	(286)	(2,854)

Present value of net minimum lease payments	5,227	52,171
Less - Current obligations	(2,072)	(20,681)

Long-term capital lease obligations	¥ 3,155	$ 31,490

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

Rental expenses under operating leases for the years ended March 31, 2006, 2007 and 2008 were ¥560 million, ¥478 million and ¥1,129 million ($11,269 thousand), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2008 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2009	¥ 871	$ 8,693
2010	733	7,316
2011	689	6,877
2012	626	6,248
2013	532	5,310
2014 and thereafter	1,331	13,285

Total minimum future rentals	¥ 4,782	$ 47,729

NIDEC is a lessor in operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. Rental revenues under operating leases for the years ended March 31, 2006, 2007 and 2008 were ¥45 million, ¥66 million and ¥103 million ($1,028 thousand), respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms at March 31, 2008 are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in thousands
2009	¥ 110	$ 1,098
2010	91	908
2011	91	908
2012	91	908
2013	90	899
2014 and thereafter	79	789

Total minimum future rentals	¥ 552	$ 5,510

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2008 for the purchase of property, plant and equipment and other assets approximated ¥8,389 million ($83,731 thousand).

Contingencies -

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥293 million ($2,924 thousand) at March 31, 2008. NIDEC has guaranteed approximately ¥293 million ($2,924 thousand) of bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥293 million ($2,924 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

Concentration of risk -

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s six largest customers represented approximately 34%, 37%, and 36% of consolidated net sales for the years ended March 31, 2006, 2007, and 2008, respectively. Sales to NIDEC’s largest customer were approximately 11%, 11%, and 10% of consolidated net sales for the years ended March 31, 2006, 2007, and 2008, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2007, the six largest customers with outstanding accounts receivable balances totaled ¥49,097 million, or 33% of the gross accounts receivable, compared to ¥47,629 million ($475,387 thousand), or 32% of the gross accounts receivable, at March 31, 2008. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Product warranty –

NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2007 and 2008 are summarized as follows:

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2007	2008	2008
Balance at beginning of year	¥ 213	¥ 252	$ 2,515
Addition	60	47	469
Utilization	(25)	(58)	(579)
Foreign exchange impact	4	0	0

Balance at end of year	¥ 252	¥ 241	$ 2,405

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

25. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2006, 2007 and 2008:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 164,575	¥ 198,196	¥ 223,068	$ 2,226,450
Other small precision brushless DC motors	66,463	74,445	92,359	921,838
Brushless DC fans	34,872	38,656	46,525	464,368
Other small precision motors *1	7,849	6,684	23,730	236,850

Sub-total	273,759	317,981	385,682	3,849,506
Mid-size motors	37,767	57,389	96,377	961,942
Machinery	73,243	82,944	73,253	731,141
Electronic and optical components	128,791	144,651	159,266	1,589,640
Others	23,298	26,702	27,548	274,957

Consolidated total	¥ 536,858	¥ 629,667	¥ 742,126	$ 7,407,186

*1 “Small precision brush DC motors” was changed to “Other small precision motors” from the beginning of this year because the diversity of the products increased.

The “Hard disk drives spindle motors” group of products consists of hard disk drives spindle motors for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives.

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

The “Other small precision motors” group of products consists of vibration motors for mobile phones, brush DC motors for many types of products, and stepping motors.

The “Mid-size motors” group of products consists of motors which are used in automobiles, various electric household appliances and industrial equipment.

The “Machinery” group of products consists of semi-conductor manufacturing supplies, test systems, measuring equipment, power transmission equipment, factory automation systems, card readers and industrial robots.

The “Electronic and optical components” group of products consists of camera shutters, camera lends units, encoders, switches, trimmer potentiometers, motor driven actuator units, optical pickup units, processing and precision plastic mold products.

“Others” consists of auto parts, pivot assemblies, other components and other services.

Geographic information –

Revenues from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2006, 2007 and 2008, and long-lived assets for the years ended March 31, 2007 and 2008 are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Sales and operating revenue:
Japan	¥ 294,307	¥ 341,642	¥ 371,705	$ 3,710,001
U.S.A.	8,398	10,747	19,513	194,760
Singapore	72,970	59,488	57,635	575,257
Thailand	56,246	80,579	109,994	1,097,854
The Philippines	6,848	12,929	13,374	133,486
China	30,565	36,884	45,398	453,119
Other	67,524	87,398	124,507	1,242,709

Consolidated total	¥ 536,858	¥ 629,667	¥ 742,126	$ 7,407,186

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2007	2008	2008
Long-lived assets:
Japan	¥ 81,160	¥ 82,306	$ 821,499
U.S.A.	1,248	1,128	11,259
Singapore	2,131	2,393	23,885
Thailand	39,670	36,373	363,040
The Philippines	19,189	13,828	138,018
China	39,048	37,336	372,652
Other	24,796	25,465	254,167

Consolidated total	¥ 207,242	¥ 198,829	$ 1,984,520

 (2) Operating segment information:

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France (“NMA”) in December 2006. As the materiality of these segments increased, NMA has been identified as a reportable operating segment since three months ended June 30, 2007. Segment information for the years ended March 31, 2007 has been restated to conform to the current presentation. NIDEC acquired a majority of the voting rights of Japan Servo Co., Ltd. (“JSRV”) in April 2007. JSRV has been identified as a reportable operating segment since six months ended September 30, 2007.

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

The JSRV segment comprises Japan Servo Co., Ltd. in Japan, which primarily produces and sells DC motors, fans and other small precision motors. JSRV has been a new reportable segment since 2008.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America, which primarily produce and sell in-car motors. NMA has been a new reportable segment since 2008.

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC has sixteen reportable segments, NCJ, NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, JSRV, NSBC, NSCJ, NMA, and NNSN which have been identified in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, JSRV, NSBC, NSCJ, NNSN’s operating profit or loss is determined using Japanese GAAP, NET applies Thai accounting principles, NCC and NCD apply Chinese accounting principles, NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles, NCF applies Philippine accounting principles and NMA applies mainly International Financial Reporting Standards (IFRS). Therefore NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for management’s purposes.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

The following tables show revenues from external customers and other financial information by operating segment for the years ended March 31, 2006, 2007 and 2008:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Revenues from external customers:
NCJ	¥ 68,613	¥ 89,466	¥ 88,954	$ 887,853
NET	47,745	67,754	95,859	956,772
NCC	14,995	14,802	14,161	141,341
NCD	3,044	3,637	4,190	41,821
NCS	62,009	49,877	45,472	453,858
NCH	24,600	34,738	39,359	392,844
NCF	1,186	5,382	5,833	58,219
NSNK	70,195	64,907	58,475	583,641
NCPL	46,408	63,008	63,779	636,580
NTSC	22,081	22,310	25,769	257,201
NCEL	19,151	19,849	22,392	223,495
JSRV	-	-	25,378	253,299
NSBC	13,502	16,146	17,286	172,532
NSCJ	9,619	10,748	11,163	111,418
NMA	-	9,079	36,352	362,831
NNSN	12,022	10,895	10,847	108,264
All others	120,041	139,338	171,824	1,714,983

Total	535,211	621,936	737,093	7,356,952
U.S. GAAP adjustments *1	(488)	1,176	(3,749)	(37,419)
Consolidation adjustments related to elimination of intercompany transactions via third party	(295)	(346)	(47)	(469)
Others *2	2,430	6,901	8,829	88,122

Consolidated total	¥ 536,858	¥ 629,667	¥ 742,126	$ 7,407,186

*1 US GAAP adjustments are mainly related to the differences of revenue recognition between shipment and delivery bases.

*2 Revenues of subsidiaries not included in management reports due to their immateriality are the main components of Others.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

NIDEC had sales to one customer of ¥58,767 million, ¥72,037 million and ¥77,148 million within the NCJ, NET, NCC, NCS and “All Others” segments for the years ended March 31, 2006, 2007 and 2008, respectively, that exceeded 10% of NIDEC’s net sales.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Revenues from other operating segments:
NCJ	¥ 99,607	¥ 91,130	¥ 100,299	$ 1,001,088
NET	29,732	21,486	32,334	322,727
NCC	4,377	5,371	10,776	107,556
NCD	45,629	46,828	43,849	437,658
NCS	1,179	347	227	2,266
NCH	2,702	4,344	4,298	42,898
NCF	31,121	42,845	40,649	405,719
NSNK	17,977	13,109	13,589	135,632
NCPL	8,977	8,460	6,594	65,815
NTSC	407	357	293	2,924
NCEL	2,642	3,133	4,177	41,691
JSRV	-	-	3,549	35,423
NSBC	2,702	3,439	3,633	36,261
NSCJ	1,514	2,448	2,455	24,503
NMA	-	-	284	2,835
NNSN	907	762	826	8,244
All Others	182,093	203,616	235,225	2,347,790

Total	431,566	447,675	503,057	5,021,030
Intersegment elimination	(431,566)	(447,675)	(503,057)	(5,021,030)

Consolidated total	-	-	-	-

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Segment profit or loss:
NCJ	¥ 8,852	¥ 11,241	¥ 13,980	$ 139,535
NET	11,335	10,822	12,606	125,821
NCC	108	275	1,040	10,380
NCD	3,718	4,560	4,720	47,110
NCS	1,205	1,545	1,231	12,287
NCH	347	386	576	5,749
NCF	1,059	4,407	4,129	41,212
NSNK	9,050	7,109	5,053	50,434
NCPL	2,524	4,056	3,415	34,085
NTSC	435	1,430	1,643	16,399
NCEL	2,949	2,688	3,631	36,241
JSRV	-	-	372	3,713
NSBC	(274)	136	(97)	(968)
NSCJ	498	1,412	1,182	11,798
NMA	-	59	555	5,539
NNSN	683	545	610	6,088
All Others	12,179	12,251	21,997	219,554

Total	54,668	62,922	76,643	764,977

Main components of U.S. GAAP adjustments:
Pension and severance costs	151	(126)	(483)	(4,821)
Lease	(167)	(1)	272	2,715
Directors’ bonus	(437)	(44)	(3)	(30)
Consolidation adjustments mainly related to elimination of intersegment profits	(174)	1,133	(1,211)	(12,087)
Reclassification *1	(425)	(590)	6,134	61,224
Others *2	(190)	715	(4,519)	(45,105)

	¥ 53,426	¥ 64,009	¥ 76,833	$ 766,873

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on disposals of fixed assets for the year ended March 31, 2007 and non-recurring gain for the year ended March 31, 2008.

*2 Profit or loss of subsidiaries not included in management reports due to their immateriality are the main components of Others. Furthermore, Others includes amortization of capitalized assets related to the business acquisitions for the year ended March 31, 2008.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Interest revenue:
NCJ	¥ 1,052	¥ 1,873	¥ 2,414	$ 24,094
NET	142	227	184	1,837
NCC	10	28	48	479
NCD	38	55	115	1,148
NCS	400	487	344	3,433
NCH	11	44	39	389
NCF	43	93	116	1,158
NSNK	372	539	564	5,629
NCPL	28	45	81	808
NTSC	1	1	0	0
NCEL	6	29	22	220
JSRV	-	-	122	1,218
NSBC	70	93	78	779
NSCJ	66	32	24	240
NMA	-	19	81	808
NNSN	14	55	68	679
All Others	304	595	742	7,405

Total	2,557	4,215	5,042	50,324
Intersegment elimination	(1,213)	(1,907)	(2,398)	(23,934)

Consolidated total	¥ 1,344	¥ 2,308	¥ 2,644	$ 26,390

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Interest expense:
NCJ	¥ 823	¥ 1,381	¥ 1,764	$ 17,607
NET	0	0	1	10
NCC	86	248	244	2,435
NCD	0	0	0	0
NCS	0	0	0	0
NCH	0	0	0	0
NCF	287	376	243	2,425
NSNK	208	333	174	1,737
NCPL	9	17	25	250
NTSC	12	13	13	130
NCEL	1	1	3	30
JSRV	-	-	145	1,447
NSBC	152	180	220	2,196
NSCJ	88	73	78	779
NMA	-	101	279	2,785
NNSN	18	36	46	459
All Others	789	1,104	1,401	13,982

Total	2,473	3,863	4,636	46,272
Intersegment elimination	(1,111)	(1,841)	(2,215)	(22,108)

Consolidated total	¥ 1,362	¥ 2,022	¥ 2,421	$ 24,164

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Depreciation:
NCJ	¥ 1,550	¥ 1,487	¥ 1,456	$ 14,532
NET	2,886	3,397	5,391	53,808
NCC	383	677	945	9,432
NCD	1,201	918	818	8,164
NCS	465	266	314	3,134
NCH	4	6	7	70
NCF	2,656	3,025	3,079	30,732
NSNK	1,016	861	1,006	10,041
NCPL	1,561	1,351	1,292	12,895
NTSC	707	727	766	7,645
NCEL	803	745	915	9,133
JSRV	-	-	318	3,174
NSBC	75	89	105	1,048
NSCJ	345	344	301	3,004
NMA	-	428	1,534	15,311
NNSN	459	463	493	4,921
All Others	10,975	13,340	14,926	148,978

Total	25,086	28,124	33,666	336,022
U.S. GAAP adjustments *1	1,663	1,580	1,520	15,171
Others *2	(464)	293	1,148	11,458

Consolidated total	¥ 26,285	¥ 29,997	¥ 36,334	$ 362,651

*1 Leased properties are not capitalized in the operating segments but are capitalized under U.S. GAAP.

*2 Depreciation expenses of subsidiaries not included in management reports due to their immateriality are the main components of Others.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2006	2007	2008	2008
Income tax expenses or benefit:
NCJ	¥ 5,954	¥ 8,162	¥ 4,069	$ 40,613
NET	351	88	179	1,787
NCC	0	0	0	0
NCD	353	500	267	2,665
NCS	102	220	103	1,028
NCH	61	66	98	978
NCF	10	12	14	140
NSNK	122	(1,143)	(387)	(3,863)
NCPL	607	2,060	1,199	11,967
NTSC	157	528	886	8,843
NCEL	1,142	1,089	1,328	13,255
JSRV	-	-	226	2,256
NSBC	(1,036)	98	(141)	(1,407)
NSCJ	88	551	423	4,222
NMA	-	62	340	3,394
NNSN	1,157	295	371	3,703
All Others	3,800	3,479	4,048	40,402

Total	12,868	16,067	13,023	129,983
U.S. GAAP adjustments	1,355	(757)	514	5,130
Consolidation adjustments	990	2,150	1,947	19,433

Consolidated total	¥ 15,213	¥ 17,460	¥ 15,484	$ 154,546

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2007	2008	2008
Segment assets:
NCJ	¥ 357,545	¥ 365,503	$ 3,648,099
NET	55,326	54,590	544,865
NCC	9,834	11,986	119,633
NCD	23,510	22,883	228,396
NCS	21,827	16,956	169,238
NCH	12,731	11,286	112,646
NCF	22,091	17,544	175,107
NSNK	94,006	89,688	895,179
NCPL	61,104	55,969	558,629
NTSC	24,996	26,379	263,290
NCEL	27,661	29,613	295,568
JSRV	-	17,696	176,624
NSBC	20,197	17,994	179,599
NSCJ	21,385	20,545	205,060
NMA	28,303	28,474	284,200
NNSN	11,846	10,882	108,614
All Others	216,729	221,434	2,210,141

Total	1,009,091	1,019,422	10,174,888
U.S. GAAP adjustments:
Lease	2,748	2,435	24,304
Property, plant and equipment	(2,511)	(2,721)	(27,158)
Deferred tax assets	8,588	11,931	119,084
Marketable securities	5,511	4,245	42,369
Others	(3,961)	(5,489)	(54,786)

Sub-total	10,375	10,401	103,813
Elimination of intersegment assets, net of taxes	(479,014)	(490,344)	(4,894,141)
Intangible assets and other fair value adjustments	16,399	17,131	170,985
Goodwill	67,780	71,223	710,879
To adjust affiliate from cost to equity method	81	(227)	(2,266)
Others *1	37,911	44,108	440,244

Consolidated total	¥ 662,623	¥ 671,714	$ 6,704,402

*1 Assets of subsidiaries not included in management reports due to their immateriality are the main components of Others.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31,
	2007	2008	2008
Expenditure for segment assets:
NCJ	¥ 1,249	¥ 1,168	$ 11,658
NET	9,390	3,002	29,963
NCC	1,290	1,860	18,565
NCD	339	480	4,791
NCS	344	196	1,956
NCH	11	5	50
NCF	2,937	2,298	22,936
NSNK	1,627	899	8,973
NCPL	1,544	885	8,833
NTSC	815	542	5,410
NCEL	2,453	1,296	12,935
JSRV	-	446	4,452
NSBC	170	97	968
NSCJ	123	219	2,186
NMA	673	1,721	17,177
NNSN	316	507	5,060
All Others	18,301	15,660	156,304

Total	41,582	31,281	312,217
Reconciliation *1	(2,438)	4,379	43,707

Consolidated total	¥ 39,144	¥ 35,660	$ 355,924

*1 The amounts of expenditure for segment assets were on an accrual basis while the amounts of consolidated total were on a cash basis.

NIDEC did not have significant non-cash items other than depreciation in reported profit. Equities in earnings of affiliates were not allocated to the segments in the financial information report available and were not regularly reviewed by NIDEC’s chief operating decision maker. Intersegment sales were made at prices that approximate current market value.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

26. Subsequent events:

Dividends

Subsequent to March 31, 2008, the Company’s Board of Directors declared a cash dividend of ¥4,348 million ($43,398 thousand) payable on June 10, 2008 to stockholders as of March 31, 2008.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

27. Quarterly Financial Data for the year ended March 31, 2008: (Unaudited)

		Yen in millions
		First Quarter	Second Quarter	Third Quarter	Forth Quarter	Total
	Net sales	¥ 172,174	¥ 190,527	¥ 196,287	¥ 183,138	¥ 742,126
	Operating expenses:
	Cost of products sold	136,769	149,783	153,555	143,803	583,910
	Selling, general and administrative expenses	12,711	14,234	12,147	12,191	51,283
	Research and development expenses	7,588	7,540	7,511	7,461	30,100

		157,068	171,557	173,213	163,455	665,293

	Operating income	15,106	18,970	23,074	19,683	76,833
	Other income (expense):
	Interest and dividend income	797	744	572	817	2,930
	Interest expense	(706)	(815)	(380)	(520)	(2,421)
	Foreign exchange gain (loss), net	2,370	(4,112)	(1,026)	(11,342)	(14,110)
	Gain (loss) from marketable securities, net	27	92	(2)	337	454
	Other, net	(763)	(204)	(92)	56	(1,003)

		1,725	(4,295)	(928)	(10,652)	(14,150)

	Income before income taxes	16,831	14,675	22,146	9,031	62,683
	Income taxes	(4,427)	(3,796)	(5,887)	(1,374)	(15,484)

	Income before minority interest and equity in earnings of affiliated companies	12,404	10,879	16,259	7,657	47,199
	Minority interest in income of consolidated subsidiaries	1,263	1,638	2,331	850	6,082
	Equity in net losses (income) of affiliated companies	25	(0)	(18)	(46)	(39)

	Net income	¥ 11,116	¥ 9,241	¥ 13,946	¥ 6,853	¥ 41,156

	Per share data:
Net income	－ basic	¥76.75	¥63.76	¥ 96.22	¥ 47.28	¥ 284.00
	－ diluted	¥ 74.63	¥ 62.04	¥ 93.62	¥ 46.01	¥ 276.29
	Cash dividends	¥ 25.00	¥ 0.00	¥ 25.00	¥ 0.00	¥ 50.00

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

		U.S. dollars in thousands
		First Quarter	Second Quarter	Third Quarter	Forth Quarter	Total
	Net sales	$ 1,718,475	$ 1,901,657	$ 1,959,147	$ 1,827,907	$ 7,407,186
	Operating expenses:
	Cost of products sold	1,365,096	1,494,990	1,532,638	1,435,303	5,828,027
	Selling, general and administrative expenses	126,869	142,070	121,239	121,679	511,857
	Research and development expenses	75,736	75,257	74,968	74,468	300,429

		1,567,701	1,712,317	1,728,845	1,631,450	6,640,313

	Operating income	150,774	189,340	230,302	196,457	766,873
	Other income (expense):
	Interest and dividend income	7,955	7,425	5,709	8,155	29,244
	Interest expense	(7,046)	(8,135)	(3,793)	(5,190)	(24,164)
	Foreign exchange gain (loss), net	23,655	(41,041)	(10,241)	(113,205)	(140,832)
	Gain (loss) from marketable securities, net	269	918	(20)	3,364	4,531
	Other, net	(7,616)	(2,036)	(917)	558	(10,011)

		17,217	(42,869)	(9,262)	(106,318)	(141,232)

	Income before income taxes	167,991	146,471	221,040	90,139	625,641
	Income taxes	(44,186)	(37,888)	(58,758)	(13,714)	(154,546)

	Income before minority interest and equity in earnings of affiliated companies	123,805	108,583	162,282	76,425	471,095
	Minority interest in income of consolidated subsidiaries	12,606	16,348	23,266	8,484	60,704
	Equity in net losses (income) of affiliated companies	250	(0)	(180)	(459)	(389)

	Net income	$ 110,949	$ 92,235	$ 139,196	$ 68,400	$ 410,780

	Per share data:
Net income	－ basic	$ 0.77	$ 0.64	$ 0.96	$ 0.47	$ 2.83
	－ diluted	$ 0.74	$ 0.62	$ 0.93	$ 0.46	$ 2.76
	Cash dividends	$ 0.25	$ 0.00	$ 0.25	$ 0.00	$ 0.50

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.