Form 20-F/A
NIDEC CORP
filed 2008-12-24
CIK 1158967

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

Commission file number: 333-13896

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

Explanatory Note

This Amendment No. 1 to Form 20-F (the "Form 20-F/A") amends our annual report for the fiscal year ended March 31, 2008, originally filed with the Securities and Exchange Commission ("SEC") on September 22, 2008 (the "Form 20-F"). The Form 20-F/A corrects the Commission file number on the cover page of the Form 20-F/A, corrects the last paragraph of Item 16E, updates Note 26 to our consolidated financial statements and includes amended and currently dated signature page and certifications under Section 302 of the Sarbanes-Oxley Act of 2002, which, as originally filed, omitted a paragraph required by Item 601 of Regulation S-K.

This Form 20-F/A continues to speak as of the date of the Form 20-F and no attempt has been made in this Form 20-F/A to modify or update disclosures in the original Form 20-F except as noted above. This Form 20-F/A does not reflect events occurring after the filing of the Form 20-F or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20-F with the SEC except as noted above. In particular, any forward-looking statements included in this Form 20-F/A represent management's view as of the filing date of the Form 20-F. Accordingly, this Form 20-F/A should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC to the filing of the Form 20-F, including any amendments to those filings.

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

On February 1, 2008, share repurchases were approved at the board of directors pursuant to which Nidec may purchase from February 4, 2008 to February 3, 2009 up to the lesser of 1,000,000 shares of common stock or the number of shares equivalent to ¥ 6.0 billion in cost of repurchase. As of March 31, 2008, no shares were repurchased.

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
Date: December 24, 2008

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

Index to Consolidated Financial Statements and Information

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

26. Subsequent events: (Unaudited)

Dividends for the second half of the fiscal year ended March 31, 2008

Subsequent to March 31, 2008, the Company’s Board of Directors declared a cash dividend of ¥4,348 million ($43,398 thousand) payable on June 10, 2008 to stockholders as of March 31, 2008.

Lawsuits against SEMCO

NIDEC has filed lawsuits in the Osaka District Court on July 30, 2008 against Samsung Electro-Mechanics Co., Ltd. ("SEMCO"), an electronic components manufacturer based in Korea, for infringement of three Japanese patents (Nos. 3344913, 3502266, 3688015) regarding NIDEC's spindle motors mainly used for CD/DVD drives.

NIDEC has confirmed that certain disk drives currently sold in Japan use SEMCO's infringing spindle motors and requested injunctions to preclude SEMCO from marketing such motors in the Japanese market.

Redemption at maturity

On October 17, 2008, NIDEC redeemed zero coupon 0.0% convertible bonds at maturity. The total bonds redeemed were ¥26,412 million ($263,619 thousand). NIDEC financed the redemption cost by borrowings from banks.

Dividends for the first half of the fiscal year ending March 31, 2009

Subsequent to September 30, 2008, the Company's Board of Directors declared a cash dividend of ¥4,351 million ($43,427 thousand) payable on December 5, 2008 to stockholders as of September 30, 2008.

Own share repurchase

On November 21, 2008, the Company's Board of Directors resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan. This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment. The details of the share repurchase are as follows:

1. Class of shares:	Common stock
2. Total number of shares to be repurchased:	Up to 5,000,000 shares (3.45% of total number of shares issued)
3. Total repurchase amount:	Up to 25 billion yen
4. Period of repurchase:	From November 25, 2008 to November 24, 2009

Closing of Optical Pickup Unit business

On December 19, 2008, Board of Directors of Nidec Sankyo Corporation, one of the Company's subsidiaries, resolved to discontinue its optical pickup business as of December 31, 2008, which has been accounted for as part of NIDEC's "Electronic and Optical Components" business. NIDEC is currently evaluating the impact from the closing on its consolidated financial position, results of operations or liquidity.

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