Form 20-F
period 2009-03-31
NIDEC CORP
filed 2009-06-25
CIK 1158967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 333-13896
Nihon Densan Kabushiki Kaisha
(Exact name of registrant as specified in its charter)
NIDEC CORPORATION
(Translation of Registrant’s name into English)

Japan (Jurisdiction of incorporation or organization)	338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205 Japan (Address of principal executive offices)
Masahiro Nagayasu, +81-75-935-6140, ir@jp.nidec.com, address is same as above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Common Stock* American Depositary Shares each representing one-fourth of one share of common stock	New York Stock Exchange New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2009, 145,075,080 shares of common stock were outstanding, including 2,723,209 shares represented by 10,892,836 American Depositary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑

*	Not for trading, but only in connection with the listing of the American Depositary Shares.

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

Special Note Regarding Forward-looking Statements
          This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in “Risk Factors” and elsewhere in this annual report and include, but are not limited to:
•	general economic conditions in the information technology, consumer electronics and related product markets, particularly levels of consumer spending;

•	our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the hard disk spindle motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development;

•	abrupt changes in our customers’ market position, particularly as a result of mergers and acquisitions;

•	general economic conditions in the information technology, consumer electronics and related product markets, particularly levels of consumer spending;

•	exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated;

•	our ability to acquire and successfully integrate companies with complementary technologies and product lines;

•	adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations; and

•	any negative impacts on our businesses from outbreaks of diseases in the countries where we have production plants, such as a new type of influenza virus.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
          Not applicable.
Item 2. Offer Statistics and Expected Timetable.
          Not applicable.

Item 3. Key Information.
A. Selected Financial Data.
          The following table includes selected historical financial data for the years ended March 31, 2005 through 2009 derived from our consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included in this annual report.
Selected Financial Data

	Year ended March 31,
	2005(2)	2006(2)	2007(2)	2008(2)	2009	2009
	(Yen in millions and U.S. dollars in thousands,
	except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥462,274	¥511,589	¥614,651	¥728,756	¥613,458	$6,245,119
Cost of products sold	348,426	389,446	471,325	571,337	482,893	4,915,942
Selling, general and administrative expenses	33,143	38,336	45,409	50,168	51,795	527,283
Operating income	55,598	55,505	65,936	77,542	51,806	527,395
Income from continuing operations before income taxes	59,079	66,155	67,614	64,255	47,029	478,764
Net income	33,455	40,949	39,932	41,156	28,353	288,639
Balance sheet data (period end):
Total assets	¥484,173	¥565,970	¥662,623	¥671,714	¥702,884	$7,155,492
Short-term borrowings	28,478	43,621	78,848	68,854	221,342	2,253,303
Current portion of long-term debt	8,493	4,647	3,216	29,196	1,883	19,169
Long-term debt	37,833	32,134	31,560	3,430	2,578	26,245
Total shareholders’ equity	207,040	263,659	305,016	319,584	297,148	3,025,023
Common stock	61,180	65,649	65,868	66,248	66,551	677,502
Number of shares outstanding (1)	142,504,926	144,661,292	144,780,492	144,987,492	145,075,080	145,075,080
Per share data:
Income from continuing operations per share-basic	¥244.53	¥290.89	¥281.89	¥288.99	¥214.04	$2.18
Loss on discontinued operations per share-basic	(4.66)	(5.42)	(5.86)	(4.99)	(16.62)	(0.17)
Net income per share-basic	239.87	285.47	276.03	284.00	197.42	2.01
Income from continuing operations per share-diluted	232.71	280.28	273.95	281.14	210.49	2.14
Loss on discontinued operations per share-diluted	(4.4)	(5.23)	(5.70)	(4.85)	(16.37)	(0.16)
Net income per share-diluted	228.29	275.05	268.25	276.29	194.12	1.98
Cash dividends paid per share	17.50	25.00	40.00	50.00	60.00	0.61

Notes:

(1)	Calculated using the average number of shares outstanding for the period (excluding treasury shares held by Nidec). Number of shares outstanding and all per share amounts have been restated to reflect the retroactive effect of the 2 for 1 stock split that took effect on November 18, 2005.

Detailed information regarding diluted shares outstanding is included in Note 20 in our consolidated financial statements included in this annual report.

(2)	As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within “electronic and optical components”. Amounts in the above table, except for balance sheet data, for the fiscal year ended March 31, 2009 reflects the amounts of OPU business as discontinued operations pursuant to the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. All prior period OPU amounts in the above table, except for balance sheet data, have also been so reclassified as to enable comparisons between the relevant amounts for the fiscal year ended March 31, 2005 through 2008.

          The decrease in net sales for the year ended March 31, 2009 was primarily due to the current global recession that adversely affected demand for our products. The increase in net sales for the years ended March 31, 2005 through 2008 was mainly due to the impact of the newly consolidated companies during the period. The net sales of Fujisoku Corporation, which have been consolidated since November 2006, Nidec Motors & Actuators and its group companies, which have been consolidated since December 2006, Nidec Brilliant Co., Ltd. and its subsidiaries, which have been consolidated since February 2007 and Nidec Servo Corporation and its subsidiaries, which have been consolidated since April 2007, have contributed to the increase.
          Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥98.23 per $1.00, which was an approximate exchange rate in Japan on March 31, 2009. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at these rates or at all.

	High	Low	Average	Period-end
Year ended March 31,
2005	¥114.30	¥102.26	¥107.49	¥107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
Calendar period
December 2008	93.71	87.84	91.28	90.79
January 2009	94.20	87.80	90.12	89.83
February 2009	98.55	89.09	92.92	97.74
March 2009	99.34	93.85	97.86	99.15
April 2009	100.71	96.49	98.98	98.76
May 2009	¥99.24	¥94.45	¥96.64	¥95.55

          The above table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.
          As of June 12, 2009, the noon buying rate was ¥98.17 per $1.00.
B. Capitalization and Indebtedness.
          Not applicable.
C. Reasons for the Offer and Use of Proceeds.
          Not applicable.

D. Risk Factors.
          If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.
Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products
          We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate, were approximately 12%, 11% and 10% of total net sales for the years ended March 31, 2007, 2008 and 2009, respectively. Sales to our six largest customers represented approximately 37%, 36% and 36% of our net sales for the years ended March 31, 2007, 2008 and 2009, respectively, and the six customers also represented ¥49.1 billion, or 33%, ¥47.6 billion, or 32%, and ¥36.7 billion, or 33%, of our gross accounts receivable at March 31, 2007, 2008 and 2009, respectively. Moreover, most of our sales to the six largest customers relate to motors used in hard disk drives and DVD and CD drives. As a result of customer concentration, our net sales could be significantly impacted in the event of:
•	a significant reduction, delay or cancellation of orders from one or more of our significant customers;

•	a decision by one or more of our significant customers to select products manufactured or technologies developed by a competitor, or its own internally developed components, for inclusion in future product generations; or

•	financial difficulties affecting one or more of our significant customers.
          We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders, we may not be able to replace those orders with orders from new customers, and this would significantly impact our business, operating results and financial condition.
          In addition, because there are only a limited number of hard disk drive manufacturers in the world, if one or more of our customers merge with or are otherwise acquired by another hard disk drive manufacturer, our business could be adversely affected to the extent that the downward pricing pressure increases or actual or potential sales are lost as a result of the surviving manufacturer’s decision not to purchase our products.
We mainly depend on the computer industry for sales of our products, and our business may be adversely affected by a decline in the computer market
          Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales in turn depends on sales of computers and computer peripherals that incorporate our products. Revenues from hard disk drive spindle motors accounted for 32.2%, 30.6% and 29.5% of our net sales for the years ended March 31, 2007, 2008 and 2009, respectively. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances and automobiles, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:
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
          The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to more than two month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Our inventory was ¥69.8 billion at March 31, 2008 and ¥57.5 billion at March 31, 2009. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand, which could in turn have a material adverse effect on our business, financial condition and results of operations.
          If our customers in the computer industry rapidly adopts non-hard disc drive memory devices such as solid state drive, our business could be harmed. Even though we believe that hard disc drive manufacturers will remain competitive for the foreseeable future, should the demand for hard disc drives decline by such a transition to non-hard disc drive memory devices, hard disc drive manufacturers may have to scale down their productions, which could have a material negative influence on our business performance, and financial situation.
We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins
          We expect downward pricing pressure in our main product markets to continue. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors decreased by approximately 1%, 3% and 15% during the years ended March 31, 2007, 2008 and 2009, respectively. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.
If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed
          We rely on third party suppliers for some of the materials and equipment used in our manufacturing processes, including connectors and electric circuit unit assemblies. Our production capacity would be limited if one or more of these materials were to become unavailable or available in reduced quantities or if we were unable to find alternative suppliers. If our source of materials and supplies were unavailable for a significant period of time, our operating results would be adversely affected.
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
We may be unable to commercialize customized products that satisfy customers’ needs, or our customers may be unable to commercialize products that incorporate our products, in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales
          Many of our customers work directly with component suppliers such as us to design and build customized products for specific needs. A significant portion of our contracts with these customers require us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines including design, manufacture and delivery of customized products, we may not be able to meet our customers’ product needs or timetables. Although we have not had such problems in the past, any future failure to meet significant customer requirements could damage our reputation and impede our ability to expand our business in markets for these products.

          In addition, if a customer fails to successfully commercialize or sell products that incorporate in them any customized product which we have invested significant resources to develop, our business and results of operations would be materially adversely affected.
We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunctions, causing damage to persons, property or data
          Our small precision motors and other products are key components in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed or alleged to be attributed to defects in our motors, we might be drawn into disputes with our customers, our reputation could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims. We may suffer such losses or damage regardless of whether our products were defective.
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
•	economic slowdown or downturn in the relevant industries in foreign markets;

•	international currency fluctuations;

•	general strikes or other disruptions in working conditions;

•	political instability;

•	changes in tariffs;

•	the difficulties associated with staffing and managing international operations;

•	generally longer receivables collection periods;

•	unexpected changes in or imposition of new legislative or regulatory requirements;

•	relatively limited protection for intellectual property rights in some countries;

•	potentially adverse taxes;

•	cultural and religious differences;

•	difficulty in entering local business communities and markets, including finding suitable subcontractors or parts suppliers, due to differences commercial and business customs;

•	additional cost of products exported overseas, including tariffs, shipping costs may, and other duties and impositions, which may make our products less competitive in terms of price; and

•	significant time and capital required for expanding overseas businesses before achieving capital return.
          Any or all of these risks could adversely affect our business, financial condition and results of operations.
Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control
          We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the various factors, including:
•	fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our motor and drive technology products are sold and used, including the computer industry;

•	translation effect of exchange rate fluctuations on the results of our overseas subsidiaries and monetary assets and liabilities denominated in foreign currencies;

•	the availability and extent of utilization of our manufacturing capacity;

•	changes in our product or customer mix;

•	entry of new competitors;

•	cancellation or rescheduling of significant orders, which can occur on short notice;

•	deferrals of customer orders in anticipation of new products or enhancements;

•	component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources;

•	natural and man-made disasters, including earthquakes, warfare and acts of terrorism, or unknown epidemics including a new type of influenza virus that significantly exceeds any level expected in Japan or elsewhere; and

•	system failures, caused, for example, by power outages or computer viruses.
          Reductions in our unit sales will not typically correspond with reductions in our relatively fixed costs. Therefore, such reductions in our unit sales will generally result in reduced or negative margins for our products.

Any or all of the above factors could have a material adverse effect on our business, financial condition and results of operations.
Because our production and inventory are planned in advance of anticipated customer demand, and our operating expenses are relatively fixed, we may be unable to respond quickly if actual demand is significantly smaller than projected.
          We typically plan our production and inventory levels based on customers’ advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonal or other factors. In order to secure sufficient production scale and productivity, we may make capital investments in advance of anticipated customer demand. In addition, in response to anticipated long lead times to obtain inventory and materials from our suppliers, we may from time to time order materials in advance of anticipated customer demand. This advance investment and ordering may result in excess inventory levels, resulting in unanticipated inventory write-downs if expected orders fail to materialize.
          In addition, our operating expenses are relatively fixed, and we thus have limited ability to reduce expenses quickly in response to any revenue shortfalls resulting from a decrease in demand. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections.
Our growth has been based in part on acquisitions, of or investments in other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets
          We have achieved much of our growth by acquiring and otherwise investing in other companies that have provided us with complementary technologies and product lines. From time to time, we intend to seek and pursue appropriate opportunities for acquiring and investing in other companies and increasing our ownership interests in the existing affiliates and joint ventures. To the extent that we are unable to make successful acquisitions or investments, we may not be able to continue to expand our product range and our growth rates could be adversely affected.
          Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. There can be no assurance that our acquisitions will generate the operational and financial returns we expect. The success of future acquisitions will depend upon factors such as:
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

          Our new and additional investments in other companies are subject to other uncertainties that may have a material adverse impact on our business. For example, the fair value of our investments in other companies may be impaired if their business results deteriorate, resulting in a decline in the fair value of their securities that is other than temporary. Changes in economic policies of local governments, laws and regulations, and accounting rules applicable to companies in which we invest may also have a significant adversely effect on our financial results. In addition, in cases where we hold a minority interest in our investees, we typically cannot control the operations and the assets of the investees or make major decisions without the consent of other shareholders or participants, or at all, and increasing our shareholding to a controlling stake may not be feasible.
          Failure to succeed in acquisitions or investments, or an inability to find suitable acquisition or investment targets, could have a material adverse effect on our business, results of operations and financial condition.
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
Any material failure to successfully achieve our corporate objectives or business strategies due to changes in the economic environment or otherwise may have an adverse impact on our reputation and business
          One of our major corporate objectives is to contribute to society, and we endeavor to implement various policies to further this objective, including those intended to provide a stable employment environment and create new jobs. We believe such objectives and policies contribute significantly to building a positive corporate image and brand.
          While endeavoring to achieve our corporate objectives, we pursue business strategies that include, among others, improving profitability primarily through cost reduction measures and simultaneously seeking growth opportunities through expansion of our customer base and product lines. We may, however, be unable to achieve the profitability or returns expected by management. Changes in the business and economic environments in which we currently operate or aim to operate and other uncertain or unforeseen factors may make it difficult for us to achieve the targets management has set.

          If we are unable to achieve our corporate objectives due to such difficulty, or are compelled by economic or other factors to adopt measures that are inconsistent with our corporate objectives, we may lose credibility, and our corporate brand may be diminished, adversely affecting our business and results of operations.
We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.
          We assess our performance and make operating decisions based on financial information received from the sixteen operating segments and others that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Servo Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Motors & Actuators and Nidec Nissin Corporation. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segment data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. In addition, year-end closing adjustments and other items are not included in segment totals. These aspects of our segment data could make it more difficult for us to evaluate the relative performance of individual segments and our overall operations in a timely manner, as compared with segment data compiled on a uniform U.S. GAAP basis.
We are subject to various laws and regulations, and our failure to comply may harm our business.
          We conduct our business subject to ongoing regulation and associated regulatory compliance risks, including the effects of changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other countries in which we conduct our business. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.
          We are subject to environmental regulations such as those relating to air pollution, water pollution, elimination of hazardous substances, waste management, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation. Our business activities are subject to a wide range of environmental laws and regulations in Japan, Asia, North America, Europe and other areas. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.
          We are also subject to trade and market regulations, both local and international. In addition, as our common stock is listed on the Tokyo Stock Exchange and American Depositary Shares representing shares of our common stock are listed on the New York Stock Exchange, we must also comply with applicable securities laws and regulations. Our failure or inability to comply fully with these and other applicable laws and regulations could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations. In addition, future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. Such developments and changes may require additional financial, administrative and human resources.

We have experienced and may in the future experience difficulties implementing effective internal controls over financial reporting.
          As a public company, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our independent registered public accounting firm must also conduct an audit on the effectiveness of our internal control over financial reporting. We have also been subject to regulations on internal control over financial reporting under Japanese law since the beginning of the fiscal year ended March 31, 2009.
          Designing and implementing an effective system of internal controls capable of monitoring and managing our business and operations requires significant management, human and other resources. Once we identify any significant deficiencies or material weaknesses in our internal control systems, we may require additional resources and incur additional costs for remediating such deficiencies or weaknesses. For example, as described in Items 7.B. and 15 of this annual report, during the fiscal year ended March 31, 2009, a material weakness in our internal control over financial reporting existed in connection with a related-party loan during the fiscal year that was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. As a result of the identification of the material weakness, we were required to adopt and implement remedial measures to enhance our internal control over financial reporting during the fiscal year. We have concluded that, as of March 31, 2009, we maintained effective internal control over financial reporting, although significant deficiencies and other control deficiencies existed, both relating to and unrelated to the related-party loan. There can be no assurance that management will be able to remediate these deficiencies within a reasonable amount of time.
          If there is a failure in internal control over financial reporting, we may be unable to timely file reports required under the U.S. Securities and Exchange Act of 1934, and our market perception could be negatively affected. Depending on the severity of, and causes and other factors relating to, any failure in internal control over financial reporting, we could be subject to liabilities or sanctions, including enforcement action by the SEC for violations of the U.S. securities laws and by the Japanese Financial Services Agency for violations of the Financial Instruments and Exchange Law, and could be restricted in our ability to access U.S., Japan and other markets for capital raising. We voluntarily brought the issue concerning the related-party loan to the attention of the SEC. The SEC has advised that it is conducting an informal inquiry into the issue, and we are cooperating fully with the informal inquiry. We cannot assure you of the outcome of the informal inquiry or if the SEC will take further action.
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
Leaks of confidential information may adversely affect our business
          In the normal course of business, we hold confidential information regarding our customers and other companies and third parties, including their trade secrets. In the event that such confidential information is leaked or improperly accessed despite the security measures we have in place to protect the information, we may be subject to liability and regulatory action arising out of a failure to protect the information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, financial condition and results of operations.
          There is a risk that our confidential information may be leaked due to human or technical error, illegal conduct or otherwise. In such cases, including where our competitive advantage is lost because of the leak, our business, operating results and financial condition may be adversely affected.
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
Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition
          We have defined benefit pension plans covering substantially all employees in Japan who meet eligibility requirements. We may incur losses if the fair value of our pension plans’ assets declines, if the rate of return on our pension assets declines, or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based. We may also experience unrecognized service costs in the future due to amendments to existing pension plans. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense. In addition, the assumptions used in the computation of future pension expenses may not remain constant.
If our goodwill and long-lived assets become impaired, we may be required to record impairment charges, which may adversely affect our financial results
          We have substantial goodwill and long-lived assets, including plants, property and equipment. In accordance with U.S. GAAP, we review goodwill annually for impairment and goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If these goodwill and long-lived assets do not generate sufficient cash flows, impairment losses will have to be recognized, adversely affecting our results of operations and financial condition.
Our results of operations will be negatively affected if we are required to reduce our deferred tax assets
          As part of the process of preparing our consolidated financial statements in accordance with U.S. GAAP, we must assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. In the event of a deterioration in market conditions or results of operations, in which we were to determine that there is additional uncertainty regarding realization of all or part of our net deferred tax assets, an adjustment to our deferred tax assets would decrease our income during the period in which such determination is made.
Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations
          Sales to customers outside Japan accounted for 68.4%, 70.5% and 68.4% of our consolidated net sales during the years ended March 31, 2007, 2008 and 2009, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen and other currencies against the U.S. dollar will generally have a negative effect on our operating income and net income. We experience volatility in our results of operations as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in yen. We also experience foreign exchange risk to the extent that our sales and expenses or those of our subsidiaries are denominated in different currencies. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.
Interest rate fluctuations may adversely affect our financial condition
          We have long-term receivables and debt, with fixed and variable rates, and we enter into interest rate swaps and other contracts in order to stabilize the fair values and cash flows of those receivables and debts. We enter into interest rate swaps and other contracts to reduce our market risk exposure from changes in interest rates. To the extent that their effects are not hedged, we are exposed to interest rate fluctuation risks which may affect our operational costs, interest expenses, interest income and the value of financial assets and liabilities.

An unexpected drastic decline in the global economies may result in reduced demand for our products
          Demand for our products may be adversely affected by unexpected economic trends in the countries or regions in which our products are sold. Economic downturns and resulting declines in purchasing activities in our major markets worldwide may adversely affect our sales and, consequently, our operating results and financial condition. Reduced demand for our products will negatively affect our business performance and financial condition.
Our ability to collect on our accounts receivable may be adversely affected by our customers’ worsening conditions
          While we are taking measures to mitigate and manage credit risks with respect to our customers and business partners, if changes in the economic conditions of our major markets lead to unexpected levels of bankruptcies or defaults or otherwise result in our customers being unable to pay for our products on schedule or at all, our business performance and financial condition may be negatively affected.
Decreases in the value of Japanese or foreign stocks may adversely affect our financial results
          We hold Japanese and foreign stocks as part of our investment securities. The value of these stocks are inherently volatile and may decline substantially due to economic conditions or other factors, potentially resulting in our recording an impairment loss on such securities. Decreases in the value of Japanese or foreign stocks may also reduce stockholders’ equity on our balance sheet since, in accordance with U.S. GAAP, we include unrealized holding losses on available-for-sale securities, if any, in our accumulated other comprehensive income or loss, and other-than-temporary declines in market value, are charged to income for the period when the loss occurs.
If our access to liquidity and capital is restricted, our business could be harmed.
          We rely to a large extent on debt and equity financing to finance our operations, capital expenditures and acquisitions of other companies. If, due to changes in financial market conditions or other factors, financial institutions reduce, terminate or otherwise modify the amounts or terms of their lending or credit lines to us, and if we are unable to find alternative financing sources on equally or more favorable terms, our business may be materially adversely affected. In addition, if there is a significant downgrade of our credit ratings by one or more credit rating agencies or if investor demand significantly decreases due to economic downturns or otherwise, we may not be able to access funds when we need them on acceptable terms, our access to capital markets may become more restricted, or the cost of financing our operations through indebtedness may significantly increase. This could adversely affect our results of operations and financial condition.
A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well
          As of March 31, 2009, there were 139,292,209 shares of our outstanding common stock (excluding treasury stock), including 20,067,484 shares beneficially owned by our President and CEO, Mr. Shigenobu Nagamori, representing 14.4 % of the outstanding shares. These shares and, generally, the shares owned by other shareholders, can be sold on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan. Additional sales of a substantial amount of our common stock in the public market, or the perception that sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.
Japan’s unit share system imposes restrictions in holdings of our common stock that do not constitute whole units
          Our Articles of Incorporation provide that 100 shares of our stock constitute one “unit.” The Company Law of Japan imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than a unit do not have the right to vote. A shareholder who owns shares representing less than one unit will not be able to exercise any rights relating to voting rights, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. However, holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit and, therefore, they will be unable to exercise the right to require us to purchase the underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit may not have access to the Japanese markets to sell their shares through the withdrawal mechanism.
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
A holder of our ADSs will have fewer rights than a shareholder has and will have to act through the depositary to exercise those rights
          The rights of the shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agent, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs as instructed by the ADS holder and will pay to ADS holders the dividends and distributions collected from us. However, as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights in your capacity as ADS holder.

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

Item 4. Information on the Company.
A. History and Development of the Company.
          Nidec is a joint stock corporation that was incorporated and registered under the Japanese Commercial Code (which was replaced by the Company Law in May 2006) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our main telephone number is 81-75-935-6140. As of March 31, 2009, we had 131 subsidiaries located in 18 countries, and three affiliated companies located in three countries. We had 76,575 employees worldwide, 88.4% of which were employed outside Japan, as of March 31, 2009.
          We are one of the leading global manufacturers of electric motors and a manufacturer of electronic machinery and components and other products. We aim to achieve sustainable business growth by solidifying our leadership position in motor drive technology and expanding our product portfolio into a broader spectrum of the global electric motor market. With a particular focus on brushless DC motors, we have constantly explored new ways to serve the global market through the introduction of energy-efficient, environment-friendly motor drives. Our growth as a manufacturer of electric motors to our current size and status has largely been the result of the acquisition and integration of businesses that have enabled us to build a strong product offering. We regard our ability to identify, purchase and integrate acquisition targets as an essential part of our core business strategy.
          In June 2008, we acquired all of the voting shares of Shanghai Nidec Automotive Electric Motors Limited with the aim of enhancing our production capability in China and strengthening our manufacturing and sales activities the Asian markets.
          In August 2008, we acquired 3,500 newly issued shares of common stock of Copal Yamada Corporation to increase our initiatives in our mold business. Combined with the 3,000 shares already owned, our ownership in Copal Yamada Corporation increased to 68.4%.
          The following list presents a select history of our major acquisition activities related to the expansion of our small precision motors, mid-size motors, machinery, electronics and optical components and other products businesses:

Small Precision Motors, Machinery and Other Products

During
Fiscal
Year
Ended
March 31,	Event

1989
We acquired Shinano Tokki Co., Ltd., a major manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then major manufacturer of audio equipment and magnetic recording devices for PCs. As a result, we gained the largest market share of spindle motors in the world.

1995
We acquired 38.5% of Kyoritsu Machinery Co., Ltd. and changed its name to Nidec Machinery Corporation. We subsequently increased our ownership to the current level of 60.0%. This company manufactures factory automation equipment for small precision motor assemblies and automated measuring instruments.

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

1997/ 2002
At the time when Shimpo Industries became our consolidated subsidiary in February 2007. Shimpo Industries held 90.0% of the outstanding shares of Read Corporation, currently Nidec-Read Corporation, which Shimpo Industries acquired from Nippon Steel Chemical Co., Ltd in 1997. Nidec-Read manufactures engineering inspection equipment for electronics components, including printed circuit boards, ceramics, semiconductors and automotive parts. Nidec-Read became our majority-owned subsidiary in February 2002 as a result of Nidec-Shimpo becoming our consolidated subsidiary.

1998/ 2004
We acquired 17.7% of the outstanding shares of Copal Co., Ltd. in 1998, currently Nidec Copal Corporation, from Fujitsu Limited. Later in 1998, we increased our ownership of Nidec Copal to 42.8%. We further increased our ownership of Nidec Copal to 51.3% in February 2004. Nidec Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Nidec Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0% in 1998 and then to 51.0% in January 2004.

During
Fiscal
Year
Ended
March 31,	Event
1998
We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering. We initially owned 40.0% of the joint venture. We subsequently dissolved the joint venture and purchased the remaining 60.0% interest from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary in September 2000. Nidec Shibaura develops and manufactures precision motors for electric appliances and automobiles. Nidec Shibaura focuses on developing new motors for household appliances and automobiles.

1999
In October 1999, we acquired 71.0% of the outstanding shares of Nemicon Corporation, currently Nidec Nemicon Corporation. Later that year we acquired an additional 2.1%. Nidec Nemicon produces optical rotary encoders, proximity sensors and other electronic equipment.

2000
We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, currently Nidec Power Motor Corporation, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services mid-size motors for industrial equipment and home electrical appliances. Through this acquisition, we expanded our business in the field of mid-size motors.

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

2006
In December 2006, we acquired all of the voting shares of the Motors & Actuators business of Valeo S.A., France. As a result, we have included the results of the Nidec Motor & Actuators group (consisting of seven companies) wholly-owned subsidiaries in our consolidated financial statements. These companies manufacture motors and actuators for automobiles such as air flow systems, body closure systems, occupant positioning systems and brake systems.

2007
In February 2007, we acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited, currently Nidec Brilliant Co., Ltd. Nidec Brilliant Co., Ltd is engaged in manufacturing and sales of base plate die-casting and top covers used in hard disk drives.

2008	In April 2007, we acquired 51.7% of the common stock of Japan Servo Co., Ltd., currently Nidec Servo Corporation, manufactures and sells motors and motor-applied products.

During
Fiscal
Year
Ended
March 31,	Event
2009
In June 2008, we acquired all of the shares of Shanghai Nidec Automotive Electric Motors Limited. Shanghai Nidec Automotive Electric Motors manufactures DC motors for automobiles such as those used in window lift systems and anti-locked braking systems.

In August 2008, we acquired 68.4% of newly issued shares of Copal Yamada, which manufactures and designs precision molds.
          For the years ended March 31, 2007, 2008 and 2009, our capital expenditures, as shown in our consolidated statements of cash flows for those years, were ¥39,144 million, ¥35,660 million and ¥38,501 million, respectively. Major capital expenditures for the last three fiscal years included the acquisitions in Thailand and the Philippines of property, plant and equipment for hard disk spindle motors.
          Our current planned capital expenditures for the fiscal year ending March 31, 2010 include investments of approximately ¥23,254 million in production plants and facilities, mainly in Asia, and various additional other investments. We anticipate that the funds required for these capital expenditures will be financed by cash provided by our operating and financing activities or from our available cash and cash equivalents.
          In December 2008, we discontinued our optical pickup unit, or OPU, business as part of our efforts to concentrate managerial and capital resources on businesses in new and growth areas. For a further discussion on the discontinued business, see Note 25 to our consolidated financial statements in this Annual Report.
          In March 2009, we disposed of all of the shares of Nidec Nemicon Corporation, our subsidiary. For a further discussion of our significant acquisitions and dispositions, see Note 4 to our consolidated financial statements included in this Annual Report.

B. Business Overview
          We classify our operations into five business groups based primarily on the similarity of products in type and use. The business groups and major categories of products offered in each business group as of March 31, 2009 are as follows:
•	Small Precision Motors: Hard disk drives spindle motors, other small precision brushless DC motors (for optical disk drives, laser printers, copiers, polygon scanners), brushless DC fans (for game machine consoles, microprocessor units, servers, personal computers, communication devices, automobiles), and other small precision motors (for refrigerator ice makers, mobile phones, CD players, DVD players, and other products);

•	Mid-size Motors: Automotive motors (for power steering systems, engine/fuel cell cooling systems, seat adjusters, window lifts, door lock actuators, and other products), home appliances motors (for air conditioners, air purification systems, washing machines, refrigerators, and other products), and industrial motors (for machine tools, heat pump/water heater systems, elevators, barrier-free facilities, electric tools, and other products);

•	Machinery: Transfer robots (for liquid-crystal-display panels, semiconductor wafers, and other products), card readers, semiconductor manufacturing/testing/measuring equipment, high-speed pressing machines, and power transmission systems;

•	Electronic and Optical Components: Shutters and lens units (for digital still cameras and mobile phones), encoders, switches, trimmer potentiometers, actuators, precision plastic moldings and plastic metal casings, and

•	Others: Pivot assemblies (for hard disk drives), control valves (for automotive transmissions), music boxes and logistics services

Sales by Product Category
          The table below summarizes a breakdown of our consolidated net sales by product group and category for each of the periods indicated:
Business group sales (Note 1)

	(Yen in millions, except percentage data)
	For the year ended March 31
	2007		2008		2009
		(%)		(%)		(%)
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥198,196	32.3	¥223,068	30.6	¥181,255	29.5
Other small precision brushless DC motors	74,445	12.1	92,359	12.7	73,187	11.9
Brushless DC fans	38,656	6.3	46,525	6.4	37,345	6.1
Other small precision motors	6,684	1.1	23,730	3.3	22,286	3.6

Sub-total	317,981	51.8	385,682	53.0	314,073	51.1
Mid-size motors	57,389	9.3	96,377	13.2	77,156	12.6
Machinery	82,944	13.5	73,253	10.0	72,090	11.8
Electronic and optical components (Note 2)	129,635	21.1	145,896	20.0	122,552	20.0
Others	26,702	4.3	27,548	3.8	27,587	4.5

Consolidated total	¥614,651	100.0	¥728,756	100.0	¥613,458	100.0

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.

(2)	Operations of the optical pickup business, formerly classified in the “Optical and Electronic Components” business group, were reclassified as discontinued operations as of December 31, 2008 in accordance with SFAS No.144. Prior-year amounts in the table are retrospectively restated to reflect this reclassification.
          For the fiscal year ended March 31, 2009, electric motors, which include small precision motors and mid-size motors, represented 63.7% of our total net sales, with machinery, electronic and optical components, and others comprising the remainder.
          The recent global financial crisis has had an adverse ripple effect on our consolidated businesses in varying degrees. Demand momentum which propelled our financial results for the six months ended September 30, 2008 to a record level suddenly stalled during the six months ended March 31, 2009, largely reflecting the customers’ precautionary decision to minimize inventory risk. Also affected by yen’s appreciation of 12% against the U.S. dollar on an yearly average basis, our consolidated net sales for the fiscal year ended March 31, 2009 declined 15.8% compared to the previous fiscal year.
Small Precision Motors
          The Small Precision Motors business covers a broad array of direct-current, or DC, electric motors operating at less than 100 watts. This business group constitutes the core of our consolidated operations and accounted for 51.1% of our consolidated net sales for the fiscal year ended March 31, 2009. More than a majority of small precision motor sales is represented by brushless DC motors with applications used mostly in the computer industry and also in the home electronics and office equipment industries.
          This business group is divided into four product categories according to application: (1) hard disk drive spindle motors, (2) other small precision brushless DC motors, (3) brushless DC fans, and (4) other small precision motors.

          Sales of this business group for the fiscal year ended March 31, 2009 decreased 18.6% from the previous fiscal year, mainly reflecting a significant contraction in demand in the supply chain inthe computer industry during the second half of the fiscal year.
          The details of each product category are as follows:
(1) Hard disk drives spindle motors
          We manufacture spindle motors for hard disk drives used in personal computers, or PCs, computer servers, and a range of digital consumer electronics. This product category represented 57.7% of our Small Precision Motors sales for the fiscal year ended March 31, 2009.
          Our hard disk spindle motors fall into three groups based on their hard disk drive form factors, or disk platter diameters, as follows:
a) 3.5-inch form factor—for desktop PCs, enterprise servers, personal video recorders or PVRs, digital flat TVs, and external hard disk drives;

b) 2.5-inch form factor—for notebook PCs (including ultra mobile PCs), PVRs, game machine consoles, digital flat TVs, and external hard disk drives, and

c) Sub-1.8-inch form factor—for handheld digital devices
          We currently supply spindle motors to all of the major hard-disk drive manufacturers in the world. In the fiscal year ended March 31, 2009, approximately 32.8% of our hard disk drive spindle motor sales came from Seagate Technology LLC, 25.4% from Western Digital Corporation, 22.6% from Hitachi Global Storage Technologies, and the remainder from Samsung, Toshiba Corporation and Fujitsu Limited. Substantially all of our sales of hard disk drive spindle motor are denominated in U.S. dollars. In this market we currently compete with four motor suppliers: Alphana Technology Co., Ltd. (formerly Victor Company of Japan), Minebea Technology Co., Ltd., Panasonic Shikoku Electronics Co., Ltd., and Samsung Electro-Mechanics. Demand for hard disk drive spindle motors typically peaks in the autumn-winter season, driven by corporate IT spending and consumer spending in the back-to-school and holiday shopping seasons.
          Sales of this product category for the fiscal year ended March 31, 2009 decreased 18.7% compared to the previous fiscal year. A sharp contraction in the computer supply chain during the second half of the fiscal year caused hard disk drive manufacturers to reduce their inventory to unprecedented low levels, resulting in postponement or cancellation of a significant number of our spindle motor shipments.
          The market experienced a marginal upturn in demand toward the end of the quarter ended June 30, 2009 as inventory adjustments in the PC supply chain proceeded to completion. While the possibility of unexpected demand fluctuations stemming primarily from economic uncertainties remains, we believe the market will continue to indicate preference for advanced data storage capacity and its proliferation into non-compute applications. We believe the basic market trend remain generally positive, and yet at the same time, expect more aggressive pricing environment for the hard disk drive supply chain as PCs are becoming an increasingly common household commodity.
          The following are some of the key market trends we consider significant to our hard disk drives spindle motor business.
•	Emerging markets have expanded to account for an increasingly substantial portion of the increase in PC sales worldwide, offering new demand opportunities to the PC components manufacturers. Meanwhile, the PC industry’s growing dependence on the emerging regions is expected to result in lower PC prices. The resulting shift toward low-cost configuration may further propel PC commoditization and thereby increase price pressure on the upstream components suppliers.

•	Low-cost, ultra mobile PCs, which are also referred to as Netbooks, have emerged as the fastest-growing PC category, representing the increasingly price-driven, mobility-conscious market. The ultra mobile PC was initially intended to operate only on the flash memory-based, solid-state disk drive, or SSD. Presently, however, most of the new models incorporate 2.5-inch hard disk drives as their main storage devices in response to strong consumer demand for larger storage capacity not materially inferior to that of average notebook PCs. Based on our leadership position in the overall hard disk drives spindle motor market, most notably in the 2.5-inch form factor, we intend to take advantage of the growth in this PC category so as to ensure that our spindle motor business will also continue to grow going forward. In the meantime, competition with the SSD manufacturers in this field remains an issue of significance for the hard disk drive industry. SSDs may not be an immediate threat to the hard disk drive supply chain primarily due to extremely high price per gigabyte that substantially diminishes SSDs’ comparative advantages over hard disk drives. However, the hard disk drive industry continues to perceive SSDs as a medium- to long-term potential contender under the assumption that SSD manufacturers would eventually overcome existing technical and financial impediments to gain certain cost-competitiveness in the traditional low-end storage market.

•	Perpendicular magnetic recording, or PMR, has prevailed as the industry’s mainstream data recording technology. We believe PMR and follow-on data recording technologies, which are expected to increase hard disk drive capacity at an annual pace of over 50%, will further broaden applicability of hard disk drives beyond PC into non-compute applications as consumers’ demand for storing high definition moving images increases.

•	Horizontal and vertical consolidations in the hard disk drive industry have accelerated in recent years, influencing the competitive positions of the upstream component suppliers.
(2) Other small precision brushless DC motors
          The principal products in this product category are brushless DC motors used in optical disk drives primarily for PCs, digital video recorders, and high-end office equipment including laser printers and hybrid copiers. A significant portion of the operations is conducted by us and our publicly-held subsidiary Nidec Sankyo Corporation. In this product category, our major customers are Japanese, Korean and Taiwanese electronics companies. Our competitors are for the most part Japanese and Korean component manufacturers, including our customers’ motor manufacturing divisions. This product category represented 23.3% of our Small Precision Motors sales for the fiscal year ended March 31, 2009.
          As sales of this product category predominantly derive from the global optical disk drive market which follows the general trends of PC and PVR demand, the abrupt contraction in the PC and consumer electronics supply chains during the second half of the fiscal year ended March 31, 2009 had a significant impact on the sales of this product category, leading to a 20.8% decrease in annual sales as compared to the previous fiscal year.
(3) Brushless DC Fans
          Our brushless DC fans, which are used to disperse the excess heat generated by electronic components, thereby keeping electrical equipment cool, currently have applications in PCs and computer servers, game machine consoles, mobile phone base stations and a variety of other products that require cooling functions. This product category is managed by us and our publicly-held subsidiaries Nidec Servo Corporation. We mainly supply brushless DC fans to one of the world’s major microprocessor manufacturer, all the high-end game machine manufacturers, and the leading networking and communications equipment suppliers. Our competitors are for the most part Japanese and Taiwanese component manufacturers. This product category represented 11.9% of the Small Precision Motors sales for the fiscal year ended March 31, 2009.

          The cooling fan market is highly competitive and characterized by significant price fluctuations. For the fiscal year ended March 31, 2009, sales of this product category decreased 19.7% compared to the previous fiscal year, reflecting a sharp decline in corporate spending on enterprise servers and sluggish consumer demand in the home entertainment market.
(4) Other Small Precision Motors
          This product category consists of various types of small electric motors other than brushless DC motors, which are manufactured and sold by our consolidated subsidiaries, and includes: stepping motors for refrigerator icemakers, optical disk drives, camcorders, digital still cameras and car navigation systems, vibration motors for mobile phones, brush DC motors for CD and DVD players, and servo motors for industrial equipment and home appliances. This product category represented 7.1% of the Small Precision Motors sales for the fiscal year ended March 31, 2009.
          Compared to the previous fiscal year, sales of this product category decreased 6.1% for the fiscal year ended March 31, 2009.
Mid-size Motors
          The Mid-size Motors business group provides electric motors with power output higher than that of small precision motors and has applications in home appliances, automotive systems, household systems and industrial equipment. The automotive motor business is conducted by us and our wholly-owned subsidiary Nidec Motors and Actuators (formerly Valeo Motors and Actuators). The operations of the home appliance motor business and the household systems and industrial motor businesses are mainly conducted by our wholly-owned subsidiaries, Nidec Shibaura Corporation and Nidec Power Motor Corporation. This business group represented 12.6% of our consolidated net sales for the fiscal year ended March 31, 2009.
          We currently supply automotive motors primarily to Japanese, U.S. and German automotive system manufacturers. In this market, we compete with other independent electric motor suppliers and our customers’ own motor manufacturing units. In the areas of home appliances, household systems and industrial equipment, we sell electric motors to many of the world’s major electronics companies and factory automation equipment manufacturers, whose own motor manufacturing units are our primary competitors.
          As this business group derives a significant portion of its revenues from the automobile and home appliances industries, the drastic output reductions in these industries experienced during the six months ended March 31, 2009 directly affected the performance of this business group, leading to a 19.9% decline in annual sales for the fiscal year ended March 31, 2009 as compared to the previous fiscal year.
          The market environment surrounding this business group remains elusive and indicative of lingering effects of the global economic downturn. The recovery may lack dynamism in the near term due to low market sentiment and delayed inventory adjustments. Further ahead, however, we expect that growth momentum in emerging economies and new demand opportunities in developed countries, including, for example, environmental and energy-saving initiatives backed by a string of stimulus packages, will serve as the primary catalyst for this business segment.
          From a long term perspective, we believe that the global market for electric motors for automotive and home use will be significantly affected by the growing consumer preference for better fuel economy, enhanced comfort and eco-friendliness. An example of such trend can be seen in the ongoing paradigm shift in vehicle control systems, where traditional hydraulic-driven mechanical linkages are being replaced with electronic control solutions. We expect that this will translate into the development of a new vehicle control environment that requires highly controllable, more energy-efficient and environment-friendly electric motors, which are some of the main characteristics represented by brushless DC motors. Applications for brushless DC motors are also being diversified into major home appliances, which are often collectively referred to as “white goods”, such as air-conditioners, refrigerators and washing machines.
Machinery
          The Machinery business group is managed by our consolidated subsidiaries and consists of various equipment and machinery mainly for industrial use. A significant portion of the operations of this business group are conducted by Nidec Sankyo Corporation in the transfer robot and card reader industry, Nidec-Shimpo Corporation in the power transmission equipment and other industries, and Nidec-Read Corporation in the semiconductor package inspection equipment and other industries. The remaining operations are managed by Nidec Copal Corporation in the factory automation system industry, Nidec-Kyori Corporation in the high-speed pressing machine industry, Nidec Tosok Corporation in the die bonder industry, and other subsidiary companies. Our customers and competitors are primarily Japanese and Asian manufacturers. This business group represented 11.8% of our net consolidated net sales for the fiscal year ended March 31, 2009.
          The adverse impact of the macroeconomic contraction on this business group for the fiscal year ended March 31, 2009 was relatively limited, with a 1.6% decrease in annual sales as compared to the previous fiscal year. Assuming the existence of a time lag, however, the possibility of a delayed impact remains. This business group normally exhibits a marked sensitivity to capital spending fluctuations, owing to its high exposure to the factory automation systems market.
Electronic and Optical Components
          The Electronic and Optical Components business is conducted primarily by Nidec Copal Corporation in the camera shutter and lens unit, metal casing and other industries, Nidec Sankyo Corporation in the precision plastic molding, home appliance unit and other industries, and Nidec Electronics Corporation in the encoder, switch, trimmer potentiometer, actuator and other industries. Our primary customers are some of the world’s major digital camera manufacturers, mobile phone manufacturers and various control device manufacturers. We mainly compete with Japanese and other Asian component manufacturers, who are either independent or our customers’ own manufacturing units. This business group represented 20.0% of our consolidated net sales for the fiscal year ended March 31, 2009.
          This business group covers a broad spectrum of the component market and is particularly influenced by trends in the digital camera market and private-sector equipment investment. Market demands focus primarily on low price, high added value and the capability of products to be integrated into systems. The number of product types is vast and production is frequently done in small lots or on order.
          Reflecting the harsh pricing environment and retail weakness during the quarter ended September 30, 2008, annual sales of this business group for the fiscal year ended March 31, 2009 decreased 16.0% as compared to the previous fiscal year.
          In an effort to streamline our product portfolio, we disposed of our unprofitable optical pickup unit business as of December 31, 2008 and reclassified it as “discontinued business.” In accordance with the SFAS No.144, all relevant prior-period statements have been retrospectively restated in this annual report to reflect the reclassification. For a further discussion of the discontinued business and its accounting treatment, see Notes 2 to our consolidated financial statements.
Others
          The Others business includes various operations not covered by other business groups, primarily consisting of sales from pivot assemblies for hard disk drives, automobile parts and logistics. Operations are conducted by us, Nidec Tosok Corporation and other subsidiaries. This business segment represented 4.5% of our consolidated net sales for the fiscal year ended March 31, 2009.

          Sales of this business line increased 0.1% for the fiscal year ended March 31, 2009 compared to the previous fiscal year.
Sales by Geographic Market
          The following table presents a breakdown of our geographic revenues based on the locations of business entities generating sales for each of the three fiscal years ended March 31, 2007, 2008 and 2009:

	(Yen in millions, except percentage data)
	For the year ended March 31
	2007		2008		2009
		(%)		(%)		(%)
Sales and operating revenue:
Japan	¥329,096	53.6	¥359,489	49.3	¥306,971	50.0
U.S.A.	10,747	1.7	19,513	2.7	12,864	2.1
Singapore	57,373	9.3	56,626	7.8	37,811	6.2
Thailand	80,579	13.1	109,994	15.1	93,306	15.2
The Philippines	12,929	2.1	13,374	1.8	12,394	2.0
China	36,588	6.0	45,398	6.2	48,555	7.9
Other	87,339	14.2	124,362	17.1	101,557	16.6

Consolidated total	¥614,651	100.0	¥728,756	100.0	¥613,458	100.0

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.

(2)	Operations of the optical pickup business, formerly classified in the “Optical and Electronic Components” business group, were reclassified as discontinued operations as of December 31, 2008 in accordance with the SFAS No.144. Prior-year amounts in the table have been retrospectively restated to reflect this reclassification.
          The following table presents a breakdown of our geographic revenues based on the locations of the customers for each of the three fiscal years ended March 31, 2007, 2008 and 2009:

	(Yen in millions, except percentage data)
	For the year ended March 31
	2007		2008		2009
		(%)		(%)		(%)
Sales by Region:
North America	¥21,110	3.5	¥31,086	4.3	¥20,196	3.3
Asia	370,750	60.3	429,206	58.9	358,112	58.4
Other	28,399	4.6	53,635	7.3	41,258	6.7

Overseas sales total	420,259	68.4	513,927	70.5	419,566	68.4
Japan	194,392	31.6	214,829	29.5	193,892	31.6

Consolidated total	¥614,651	100.0	¥728,756	100.0	¥613,458	100.0

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.

(2)	Operations of the optical pickup business, formerly classified in the “Optical and Electronic Components” business group, were reclassified as discontinued operations as of December 31, 2008 in accordance with the SFAS No.144. Prior-year amounts in the table have been retrospectively restated to reflect this reclassification.

Competitors
          We serve various electric motor markets and compete with a number of different companies depending on the particular product offering. Due to changing market conditions, our customers and competitors, who historically have made component products for inclusion in their finished goods (captive manufacturers), have chosen to outsource their requirements to specialized manufacturers, such as us over the past several years because those manufacturers can make these products more cost effectively. We have sought to capitalize on this competitive climate by making acquisitions and increasing our manufacturing efficiencies. In many cases, these acquisitions have created new opportunities and allowed us to enter new markets in which we had not been involved. We compete primarily on the basis of quality, price, service and our promptness of delivery.
Product Development and Engineering
          Each of our business groups has its own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers that require custom and standard solutions. We have some of the industry’s most sophisticated motor development and testing laboratories, including those for hard disk drive motors. We believe these capabilities provide a significant competitive advantage in the developing high quality motors and incorporating leading design characteristics such as low noise, improved safety, reliability and enhanced energy efficiency.
Manufacturing and Operations
          We have developed and acquired overseas operations mainly in Southeast Asian countries, China, and Europe. We manufacture products largely ourselves but depend partly on outsourcing for certain parts and components. While we pursue global sourcing to reduce our overall costs, we generally maintain a dual sourcing capability in our existing domestic facilities to ensure a reliable supply source for our customers. We regularly invest in machinery and equipment and other improvements to, and maintenance of, our facilities. Additionally, we have obtained significant amounts of quality capital equipment as part of our acquisitions, often increasing overall capacity and capability. Base materials for our electric motors, which are our core products, consist primarily of aluminum, steel, copper and plastic. We purchase raw materials and processed parts from many suppliers and, with a few exceptions, do not rely on any single supplier for any of our base materials. We have also continued to upgrade our manufacturing equipment and processes through the introduction of automated manufacturing systems, developing our own testing systems.
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
          Our overseas operations are also subject to environmental regulation. Our operations in the United States, for example, are subject to extensive federal environmental laws and regulations. We are also subject to substantial state legislation that parallels, and in some cases imposes more stringent obligations than, the federal requirements. Any electronic or electrical equipment sold in the EC are subject to the Restriction of Hazardous Substances Directive (RoHS) 2002/95/EC. This Directive indicates that only products entering the EU must be in compliance. Still, we consider the Directive to essentially cover our whole lines of products because of the possibility that products we make and sell elsewhere could be eventually destined for the EU as components of other companies’ products.
          Environmental considerations are critical in measuring our product competitiveness. We constantly monitor and adapt to changes in environmental regulatory requirements for strict compliance. Almost all of our domestic and overseas manufacturing plants have either received, or are scheduled to receive within the next few years, certifications under the ISO 14001 standards on environmental management systems of the International Organization for Standardization. Also, under a control framework established to eliminate lead from our production process, a predominant portion of our products (with a few exceptions required by certain customers) currently use lead-free solder.
Intellectual Property
          As of March 31, 2009, we owned 2,088 issued patents, 7 utility model registrations and 288 trademarks in Japan as well as 756 issued patents and 22 trademarks in the United States. We have filed patent applications for the most part in Japan, and the remainder in the United States. We also seek patent protection in various other foreign countries where we manufacture or sell our products. As of March 31, 2009, we had a total of 4,489 patents and utility model applications pending in Japan and in the United States. We believe that no single or group of patents filed to date would have a disproportionately adverse impact on our principal business segment upon expiration.
Legal Proceedings
          On March 6, 2007, we filed a lawsuit in the United States’ District Court for the Eastern District of Texas against LG Innotek Co., Ltd. or LGIT and its subsidiaries for infringement of U.S. Patent No. 6,242,830 and U.S. Patent No.6,005,311, which relates to our bearing technology used for spindle motors in CD, DVD and/or BD (Blu-ray) drives. On April 20, 2009, we added a claim in this lawsuit against the same parties for breach of a February 27, 2009 agreement among the parties to settle their disputes.
          On July 30, 2008, we filed a lawsuit in the Osaka District Court against Samsung Electro-Mechanics Co., Ltd. (“SEMCO”) for infringement of Japanese Patent Nos. 3344913, 3502266 and 3688015, which relate to our technology used for spindle motors in CD, DVD and B/D (Blu-ray) drives.
          On October 14, 2008, we filed a lawsuit in the Osaka District Court against LGIT for infringement of Japanese Patent No. 3502266, which relates to our technology used for spindle motors in CD, DVD and B/D (Blu-ray) drives.
          These three lawsuits are pending in their respective courts as of March 31, 2009.
          During the fiscal year ended March 31, 2009, we voluntarily brought to the attention of the SEC an issue relating to a related-party loan made by the Company to S.N. Kohsan, a company indirectly owned by our Chief Executive Officer, in December 2008. The SEC has advised us that it is conducting an informal inquiry into the issue, and we are cooperating fully with the informal inquiry. For further information on the related-party loan, see “Item 3.D. Risk Factors—We have experienced and may in the future experience difficulties implementing effective internal control over financial reporting,” “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Loan to S.N. Kohsan” and “Item 15. Controls and Procedures.”

          We are also involved in several other actions and proceedings in Japan and overseas in the ordinary course of our business. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of operations.
C. Organizational Structure.
          The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2009:

			Percentage
			owned by us
			as of March 31,
Name	Country	Principal business	2009
			(%)
Consolidated subsidiaries

Nidec Automobile Motor (Zhejiang) Corporation	China	Manufacture of motors for automobiles	100.0%
Nidec America Corporation	U.S.A	Sales of fans and precision motors	100.0%
Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	100.0%
Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors and fan motors	100.0%
Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors	100.0%
Shanghai Nidec Automotive Electric Motors Limited	China	Manufacture of motors for automobiles	100.0%
Nidec Electronics GmbH	Germany	Sales of spindle motors for hard disk drives and fans	100.0%
Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%
Nidec (H.K.) Co., Ltd.	Hong Kong	Sales of parts for our products and sales of spindle motors	99.9%
Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies	100.0%
Nidec Taiwan Corporation	Taiwan	Sales of small brushless DC motors and fans	100.0%
Nidec Vietnam Corporation	Vietnam	Manufacture of fan motors	100.0%
Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%
Nidec Subic Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	100.0%
Nidec (Shanghai) International Trading Co., Ltd.	China	Sales of small brushless DC motors	100.0%
Nidec Power Motor Corporation	Japan	Manufacture and sales of mid-size motors and small AC motors	92.3%
Nidec Shibaura Corporation	Japan	Manufacture and sales of small AC motors	100.0%

			Percentage
			owned by us
			as of March
Name	Country	Principal business	31, 2009
Nidec Copal Electronics Corporation *1	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	63.7%
Nidec Copal Corporation *1	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	59.1%
Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	100.0%
Nidec System Engineering (Zhejiang) Corporation	China	Manufacture of factory automation equipment	100.0%
Nidec Logistics Corporation	Japan	Transportation, warehousing, import and export business, packing, environment business, distribution processing and physical distribution	100.0%
Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery, testers and equipment for automotive motor	60.0%
Nidec-Shimpo Corporation	Japan	Manufacture and sales of power transmission drives, control devices, measuring and factory automation equipment, ceramic and wood art equipment, and others	100.0%
Nidec Tosok Corporation *1	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, semiconductor manufacturing machinery, air/electronic gauges, precision ball screws and other precision measuring devices	66.2%
Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	100.0%
Nidec Sankyo Corporation *1	Japan	Manufacture and sales of motors, automated teller machines, home appliance components and factory automation equipment	72.6%
Nidec Motors & Actuators	France	Manufacture and sales of air flow system, seat positioning system, body closure system, braking, drive-line and steering system	100.0%
Nidec Brilliant Co., Ltd.	Singapore	Manufacture and sales of hard disk drives base plate, brackets and top covers	98.9%
Nidec Servo Corporation *1	Japan	Manufacture and sales of motors for brushless motors, stepping motors, fans motors, blowers motors, sensors and motor applications	62.6%

Note:

*1	— Listed on one or more stock exchanges in Japan
Joint Venture with NTN Corporation
          On August 28, 2002, we and NTN Corporation, a Japanese corporation, established a joint venture, NTN-Nidec (Zhejiang) Corporation, in Pinghu City located near Shanghai, China.
          We currently holds 40% and NTN holds 60% of the equity of the joint venture. The breakdown of the initial paid-in capital of U.S.$6.5 million was U.S.$2.6 million from us and U.S.$3.9 million from NTN. The purpose of the new joint venture company is to manufacture and sell fluid dynamic bearing units made of sintered alloy metal for our hard disk drive spindle motors. Production started in April 2003.

          During the fiscal year ended March 31, 2004, the joint venture’s paid-in capital increased to U.S.$21.0 million from U.S.$6.5 million, with us making an additional investment of U.S.$5.8 million. This capital investment was used for capital improvements to enhance production capability.
          On November 9, 2005, we and NTN Corporation established a second joint venture, NTN-Nidec (Thailand) Corporation, in Rayong Province located at the south of Bangkok Metropolis, Thailand. We presently hold 40% and NTN holds 60% of the equity of the new joint venture. The first capital of 360 million Baht is paid by NTN in November 2005. In March 24, 2006, we maid an additional investment of 240 million Baht.
          As of March 2009, production capability of NTN-Nidec (Zhejiang) Corporation was 8.8 million pieces per month, and the capacity of NTN-Nidec (Thailand) Corporation was 9.7 million pieces per month.
D. Property, Plants and Equipment.
          Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2009, we operated manufacturing and sales facilities through 26 Japanese subsidiaries and 105 foreign subsidiaries. These facilities are located in Japan, China, Singapore, Europe, the United States, Thailand, Vietnam, Indonesia, the Philippines, South Korea, Malaysia, Taiwan and Mexico.
          The following table sets forth information, as of March 31, 2009, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function

In Japan
Corporate Headquarters and Central Technical Laboratories (1)	Japan	36,119	Basic research and development of fluid dynamic bearing technology development
Nidec Servo Corporation (1)	Japan	34,128	Manufacture of mid-size motors
Nidec-Shimpo Corporation (1)	Japan	29,322	Manufacture of power transmission equipments and measuring equipment
Nidec Power Motor Corporation (1)	Japan	27,459	Manufacture and sales of mid-size motors
Nidec Shibaura Corporation (2)	Japan	24,600	Manufacture and sales of mid-size motors
Nidec Tosok Corporation Head Office and Technical Center (1)	Japan	23,471	Manufacture of measuring equipment and semiconductor equipment
Nidec Copal Corporation Koriyama Technical Center (1)	Japan	22,884	Development design and material procurement
Shiga Technical Center (1)	Japan	20,596	Development and manufacture of small high-precision motors and mid-size motors. Production engineering.
Nidec Sankyo Corporation Ina Facility (1)	Japan	19,953	Manufacture of transfer robots
Nidec Copal Corporation Shiojiri Factory (1)	Japan	16,452	Manufacture of industrial automation and labor-saving equipments
Nidec Tosok Corporation Yamanashi Factory (1)	Japan	16,320	Manufacture of automotive components
Nidec Copal Precision Parts Corporation Koriyama Factory (1)	Japan	14,372	Manufacture of precision dies; press stamping components; injection molding components and surface treatment of components
Nidec Sankyo Corporation Komagane Facility (1)	Japan	14,347	Manufacture of time switches; AC motors; stepping motor units; and related parts and components
Nidec Copal Electronics Corporation Sano Factory (1)	Japan	14,188	Manufacture and sales of precision automotive parts

Facility name	Location	Floor space (square meters)	Principal products and function

Outside Japan
Nidec Philippines Corporation (3)	Philippines	76,658	Manufacture of spindle motors for hard disk drives
Nidec Sankyo (H.K.) Co., Limited Shilong Factory (4)	China	68,800	Machining of small motors, stepping motors, stepping motor units, and related parts
Nidec (Dalian) Limited	China	50,784	Manufacture of spindle motors for hard disk drives, DC motors for PC peripheral devices, fans and components for precision motors
Nidec Motors & Actuators Mexico S. de R.L. de C.V (1)	Mexico	46,769	Manufacture of motors for automotive and industrial applications
Nidec Shibaura (Zhejiang) Co., Ltd.	China	42,994	Manufacture of mid-size motors
Nidec Electronics (Thailand) Co., Ltd. Rojana Factory (1)	Thailand	42,280	Manufacture of spindle motors for hard disk drives
Nidec Tosok (Vietnam) Co., Ltd. (2)	Vietnam	41,972	Manufacture of fans and components for automobiles
Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory (1)	Thailand	41,650	Manufacture of spindle motors for hard disk drives
Nidec (Zhejiang) Corporation	China	41,000	Manufacture of spindle motors for hard disk drives. Assembling of motors and accessories
Nidec (Dong Guan) Limited (4)	China	39,880	Manufacture of small brushless DC motors for PC peripheral devices and office automation equipment
Nidec Precision (Thailand) Co., Ltd. Rojana Factory (1)	Thailand	37,630	Manufacture of components for precision motors
Nidec Subic Philippines Corporation (2)	Philippines	35,627	Manufacture of spindle motors for hard disk drives
Nidec Motors & Actuators (Germany) GmbH (1)	Germany	31,120	Manufacture of motors for automotive and industrial applications
Nidec Copal (Zhejiang) Co., Ltd.	China	28,949	Manufacture of components and lens cones for digital still cameras and mini-laboratory systems
Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	28,476	Manufacture of mid-size motors
Nidec Copal (Thailand) Co., Ltd. (1)	Thailand	28,306	Manufacture of camera components and micro motors
Nidec Copal Electronics (Zhejiang) Co., Ltd.	China	26,000	Manufacture of actuators
Nidec Vietnam Corporation (2)	Vietnam	21,740	Manufacture of fan motors
Nidec Sankyo Vietnam Corporation (2)	Vietnam	20,824	Manufacture of stepping motors
Nidec Sankyo (Fuzhou) Corporation (4)	China	20,540	Manufacture of lens actuators
Nidec-Shimpo (Zhejiang) Corporation	China	20,310	Manufacture of power transmission drives
Nidec Precision (Thailand) Co., Ltd. Ayutthaya Factory (1)	Thailand	19,560	Manufacture of components for precision motors
Nidec Sankyo Electronics (Shaoguan) Co., Ltd. (2)	China	19,548	Manufacture of actuator units
Nidec Servo Vietnam Corporation (2)	Vietnam	18,000	Manufacture of brushless DC motors for office automation equipment and industrial instrument
Nidec System Engineering (Zhejiang) Corporation	China	17,390	Manufacture of various system equipment
Nidec Sankyo (H.K.) Co., Limited Shanghan Electric Plant (4)	China	16,000	Manufacture of DC motors
PT. Japan Servo Batam (1)	Indonesia	14,700	Manufacture of mid-size motors
Nidec Pigeon (H.K.) Co., Ltd. Dong Bao Precision Factory (4)	China	14,254	Manufacture and sales of audio equipment mechanism

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Servo (Changzhou) Corporation (1)	China	14,220	Manufacture of mid-size motors
Nidec Automobile Motor (Zhejiang) Corporation (4)	China	13,745	Manufacture of motors for automobiles
Nidec Sankyo (Zhejiang) Corporation (4)	China	13,383	Manufacture of actuator units
Nidec Nissin (Dalian) Corporation (4)	China	13,260	Manufacture of engineering plastic dies and moldings
Nidec Sankyo Singapore Pte. Ltd. Batam Factory (4)	Indonesia	13,213	Manufacture of stepping motors and actuator units
Nidec Nissin (Dongguan) Corporation (4)	China	13,010	Manufacture of plastic moldings
Notes:

(1)	We own both the property and the facilities.

(2)	We lease the property and own the facilities.

(3)	Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.

(4)	We lease both the property and the facilities.
          In addition to the above facilities, we have a number of other smaller factories located worldwide. In Japan, we also have sales and service offices which are located primarily in Tokyo, Osaka, Nagoya and Fukuoka.
          As of March 31, 2009, the aggregate book value of the land and buildings we owned was ¥94.8 billion, and the aggregate book value of machinery and equipment we owned was ¥83.1 billion. In addition to the property we own, we lease other equipment used in our operations.
          We consider our manufacturing and other facilities to be well maintained and believe that our plant capacity is sufficient to meet current requirements and is suitably utilized.
Item 4A. Unresolved Staff Comments
          Not applicable.

Item 5. Operating and Financial Review and Prospects
A. Operating Results.
You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and related notes and other information included in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Item 3.D Key Information-Risk Factors” and elsewhere in this annual report.
Overview
          We are a leading manufacturer of spindle motors for hard disk drives in the world. We manufacture and sell spindle motors for hard disk drives and various other small precision brushless direct current electricity, or DC, motors and other products through 26 subsidiaries in Japan and 105 subsidiaries in other countries, including China, Singapore, Europe, the United States, Thailand, Vietnam, Indonesia, the Philippines, South Korea, Malaysia, Taiwan and Mexico, as of March 31, 2009.
Principal Items in Our Statement of Operations
Net sales-
          Our net sales are generated primarily from the sales of our products. Nidec recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed and collectivity is reasonably assured. As such, revenue is generally recognized at the time of delivery to customers in domestic sales and at the time of shipment for export sales with respect to small precision motors, mid-size motors and electronic and optical components, and upon receipt of final customer acceptance with respect to machinery. We maintain data with respect to net sales by product type. We also maintain data with respect to net sales of our products based on the entities which are our operating segments. For a detailed discussion of our operating segments, see “-Segment Information” below.
Cost of products sold-
          Our cost of sales consists of fixed costs and variable costs, which are primarily material, parts, and manufacturing expenses, including personnel costs, depreciation, and facility maintenance costs. We periodically assess the market value of our inventory based on sales trends and forecasts and technological changes. We write off inventories when it is apparent that there is no possibility of future sales or usage. The write off of inventory is recorded as cost of sales. Fixed costs limit our ability to reduce costs in times of decreased demand, which may have an adverse effect on our operating results.
Selling, general and administrative expenses-
          Our selling, general and administrative expenses consist primarily of salaries, commissions, and other expenses relating to our selling, general and administrative activities.
Research and development expenses-
          Research and development expenses primarily related to personnel costs and depreciation of equipment relating to our research and development activities.
Other income (expense)-
          Other income (expense) consists primarily of foreign exchange gains or losses and gains or losses from marketable securities.

Effects of Our Recent Acquisition Activities on Our Financial Statements
          As discussed under “Item 4.A Information on the Company-History and Development of the Company”, we have sought growth by investing in, or acquiring companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies. Our approach has been to identify underperforming companies with advanced products and technologies. In the past years, we have acquired substantial interests in a number of major companies, several of which were public companies in Japan.
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
          On February 23, 2007, we acquired a 87.1% share in Brilliant Manufacturing Limited (currently Nidec Brilliant Co., Ltd. (“NBC”)). NBC is engaged in manufacturing and sales of base plate die-casting and top cover used in hard disk drives. By acquiring BML, we increased our manufacturing capability in Asia.
          On April 27, 2007, we acquired a 51.8% share in Japan Servo Co., Ltd. (currently “Nidec Servo Corporation (“Nidec Servo”)). Nidec Servo has long been engaged in the manufacture and sale of small motors and motor applied products.
          On June 13, 2008, we acquired all of the voting rights of Shanghai Nidec Automotive Electric Motors Limited. In addition, on August 1, 2008, we acquired an additional 3,500 new stocks of Copal Yamada Corporation. We had already owned 3,000 shares of Copal Yamada Corporation prior to August 1, 2008. As a result, the number of shares of Copal Yamada Corporation’s common shares held by NIDEC became 68.4%. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.
          On March 31, 2009, we disposed all of the shares of Nidec Nemicon Corporation, its subsidiary. This disposition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.
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

Results of Operations — Year Ended March 31, 2009 Compared to Year Ended March 31, 2008
          The following table sets forth selected information relating to our income and expense items for each of the three years in the period ended March 31, 2009.

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Net sales	¥614,651	¥728,756	¥613,458	$6,245,119

Operating expenses:
Cost of products sold	471,325	571,337	482,893	4,915,942
Selling, general and administrative expenses	45,409	50,168	51,795	527,283
Research and development expenses	31,981	29,709	26,964	274,499

	548,715	651,214	561,652	5,717,724

Operating income	65,936	77,542	51,806	527,395

Other income (expense):
Interest and dividend income	2,501	2,869	2,543	25,888
Interest expense	(1,976)	(2,369)	(1,404)	(14,293)
Foreign exchange gain (loss), net	1,815	(13,218)	(3,688)	(37,545)
Gain (loss) from marketable securities, net	943	454	(1,305)	(13,285)
Other, net	(1,605)	(1,023)	(923)	(9,396)

	1,678	(13,287)	(4,777)	(48,631)

Income from continuing operations before income taxes	67,614	64,255	47,029	478,764
Income taxes	(17,945)	(15,930)	(12,464)	(126,886)

Income from continuing operations before minority interest and equity in earnings of affiliated companies	49,669	48,325	34,565	351,878
Minority interest in income of consolidated subsidiaries	8,816	6,485	3,777	38,450
Equity in net losses (income) of affiliated companies	73	(39)	48	489

Net income from continuing operations	40,780	41,879	30,740	312,939
Net loss on discontinued operations	(848)	(723)	(2,387)	(24,300)

Net income	¥39,932	¥41,156	¥28,353	$288,639

Results of Operations — Year Ended March 31, 2009 Compared to Year Ended March 31, 2008
          As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within “electronic and optical components”. Net sales of electronic and optical components for the fiscal year ended March 31, 2009 do not include the sales amounts of OPU business pursuant to the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. All prior period OPU amounts have also been so excluded as to enable comparisons between the relevant net sales amounts for the fiscal year ended March 31, 2007, 2008 and 2009.
Net Sales
          The following table is a summary of our net sales for the fiscal years ended March 31, 2008 and 2009:

	(Yen in millions)
	2008	2009	Inc/Dec	%

Net sales:
Small precision motors:
Hard disk drives spindle motors	¥223,068	¥181,255	¥(41,813)	(18.7)%
Other small precision brushless DC motors	92,359	73,187	(19,172)	(20.8)%
Brushless DC fans	46,525	37,345	(9,180)	(19.7)%
Other small precision motors	23,730	22,286	(1,444)	(6.1)%

Sub-total	385,682	314,073	(71,609)	(18.6)%
Mid-size motors	96,377	77,156	(19,221)	(19.9)%
Machinery	73,253	72,090	(1,163)	(1.6)%
Electronic and optical components	145,896	122,552	(23,344)	(16.0)%
Others	27,548	27,587	39	0.1%

Consolidated total	¥728,756	¥613,458	¥(115,298)	(15.8)%

          Our net sales decreased ¥115,298 million, or 15.8%, from ¥728,756 million for the year ended March 31, 2008 to ¥613,458 million for the year ended March 31, 2009. Net sales of all of our product categories, excluding other products, decreased. This decrease was primarily due to the recent world-wide recession that resulted in a decrease in demand for our products and the yen appreciating against the U.S. dollar.
(Small precision motors)
          Net sales of small precision motors decreased ¥71,609 million, or 18.6%, from ¥385,682 million for the year ended March 31, 2008 to ¥314,073 million for the year ended March 31, 2009. Net sales of each product category included in “small precision motors” are as shown below.
Hard disk drives spindle motors
          Net sales of our hard disk drives, or HDD, spindle motors decreased ¥41,813 million, or 18.7%, from ¥223,068 million for the year ended March 31, 2008 to ¥181,255 million for the year ended March 31, 2009. Unit shipments of the spindle motors decreased 4.7%. Sales decreased largely due to a 12% yen appreciation against the U.S. dollar.
          Unit shipments of our spindle motors for 2.5-inch HDDs increased over 20% for the fiscal year ended March 31, 2009 compared to the previous fiscal year. Net sales of spindle motors for 2.5-inch HDDs increased

10% to account for 46% of our total sales of spindle motors for HDDs, closing on to 51% represented by the spindle motors for 3.5-inch HDDs.
          Net sales of HDD spindle motors accounted for 30.6% of total net sales for the year ended March 31, 2008 and 29.5% of total net sales for the year ended March 31, 2009.
Other small precision brushless DC motors
          Net sales of our other small precision brushless DC motors decreased ¥19,172 million, or 20.8%, from ¥92,359 million for the year ended March 31, 2008 to ¥73,187 million for the year ended March 31, 2009. This decrease was primarily due to decreased customer demand caused by the economic slowdown.
          Net sales of our other small precision brushless DC motors accounted for 12.7% of total net sales for the year ended March 31, 2008 and 11.9% of total net sales for the year ended March 31, 2009.
Brushless DC fans
          Net sales of brushless DC fans decreased ¥9,180 million, or 19.7%, from ¥46,525 million for the year ended March 31, 2008 to ¥37,345 million for the year ended March 31, 2009. This decreased was mainly due to decreased customer demand in the personal computer, or PC, industry.
          Net sales of brushless DC fans accounted for 6.4% of total net sales for the year ended March 31, 2008 and 6.1% of total net sales for the year ended March 31, 2009.
Other small precision motors
          Net sales of other small precision motors decreased ¥1,444 million, or 6.1%, from ¥23,730 million for the year ended March 31, 2008 to ¥22,286 million for the year ended March 31, 2009. This decrease was mainly due to decreases in sales by Nidec Sankyo, Nidec Servo and their subsidiaries.
          Net sales of other small precision motors accounted for 3.2% of total net sales for the year ended March 31, 2008 and 3.6% of total net sales for the year ended March 31, 2009.
(Mid-size motors)
          Net sales of our mid-size motors decreased ¥19,221 million, or 19.9%, from ¥96,377 million for the year ended March 31, 2008 to ¥77,156 million for the year ended March 31, 2009. This decrease was mainly due to a decrease in sales of mid-size motors for automobiles by Nidec Motors & Actuators, and a decrease in sales of mid-size motors for home appliances by Nidec Shibaura, which were impacted by the economic slowdown.
          Net sales of our mid-size motors accounted for 13.2% of our total net sales for the year ended March 31, 2008 and 12.6% of total net sales for the year ended March 31, 2009.
(Machinery)
          Net sales of our machinery decreased ¥1,163 million, or 1.6%, from ¥73,253 million for the year ended March 31, 2008 to ¥72,090 million for the year ended March 31, 2009. This decrease was primarily due to decreases in new capital investments by our customers, although sales of liquid crystal display, or LCD, panel handling robots by Nidec Sankyo increased. The increase in sales of these robots reflected improved demand and delayed adverse impacts of the current economic recession as customers generally plan the capital investments for these types of products far in advance.
          Net sales of our machinery accounted for 10.1% of our total net sales for the year ended March 31, 2008 and 11.8% of total net sales for the year ended March 31, 2009.
(Electronic and optical components)
          Net sales of our electronic and optical components decreased ¥23,344 million, or 16.0%, from ¥145,896 million for the year ended March 31, 2008 to ¥122,552 million for the year ended March 31, 2009. This decrease was primarily due to decreases in sales of shutters for digital cameras and mobile phone cameras by Nidec Copal, electronic components by Nidec Electronics and sales by Nidec Sankyo’s subsidiaries, all of which were impacted by the recent economic slowdown.
          Net sales of our electronic and optical components accounted for 20.0% of our total net sales for the year ended March 31, 2008 and 2009.
(Others)
          Net sales of our other products increased ¥39 million, or 0.1%, from ¥27,548 million for the year ended March 31, 2008 to ¥27,587 million for the year ended March 31, 2009.
          Net sales of our other products accounted for 3.8% of our total net sales for the year ended March 31, 2008 and 4.5% of total net sales for the year ended March 31, 2009.
Cost of Products Sold
          Our cost of products sold decreased ¥88,444 million, or 15.5%, from ¥571,337 million for the year ended March 31, 2008 to ¥482,893 million for the year ended March 31, 2009. This decrease was primarily due to decreases in sales and production.
          As a percentage of net sales, cost of sales increased from 78.4% for the year ended March 31, 2008 to 78.7% for the year ended March 31, 2009.
Selling, General and Administrative Expenses
          Our selling, general and administrative expenses increased ¥1,627 million, or 3.2%, from ¥50,168 million for the year ended March 31, 2008 to ¥51,795 million for the year ended March 31, 2009. This increase reflected the fact that, for the fiscal year ended March 31, 2009, we recorded a smaller non-recurring gain and a smaller gains related to fixed assets than we did for the year ended March 31, 2008. The decreases in such gains more than offset the decrease in personnel expenses and sales commissions for the fiscal year ended March 31, 2009.
          As a percentage of net sales, selling, general and administrative expenses increased from 6.9% for the year ended March 31, 2008 to 8.5% for the year ended March 31, 2009.
Research and Development Expenses
          Our research and development expenses decreased ¥2,745 million, or 9.2%, from ¥29,709 million for the year ended March 31, 2008 to ¥26,964 million for the year ended March 31, 2009. This decrease was primarily due to our cost reduction measures in response to the recent world wide-recession, although research and development expenses relating to mid-size motors for automobiles increased in response to increased demand for our new products for electric vehicles, or EV, and hybrid electric vehicles, or HEV.
          As a percentage of net sales, research and development expenses increased from 4.1% for the year ended March 31, 2008 to 4.4% for the year ended March 31, 2009.
Operating Income
          As a result of the foregoing factors, our operating income decreased ¥25,736 million, or 33.2%, from ¥77,542 million for the year ended March 31, 2008 to ¥51,806 million for the year ended March 31, 2009.
          As a percentage of net sales, operating income decreased from 10.6% for the year ended March 31, 2008 to 8.4% for the year ended March 31, 2009.
Other Income (Expense)
          Our other expenses decreased ¥8,510 million, or 64.0%, from ¥13,287 million for the year ended March 31, 2008 to ¥4,777 million for the year ended March 31, 2009. This change was mainly due to a decrease in foreign exchange losses.
          Our foreign exchange loss decreased ¥9,530 million, or 72.1%, from ¥13,218 million for the year ended March 31, 2008 to ¥3,688 million for the year ended March 31, 2009. This was principally due to appreciation in the value of the yen against relevant foreign currencies compared to the previous fiscal year. The exchange rate of the yen against the U.S. dollar as of March 31, 2007, 2008 and 2009 was ¥118.05, ¥100.19 and ¥98.23, respectively.
          We incurred losses from marketable securities in the amount of ¥1,305 million for the year ended March 31, 2009, while we had gains from marketable securities in the amount of ¥454 million for year ended March 31, 2008. This change was mainly due to an increase in the other-than-temporary losses on marketable securities as compared to the year ended March 31, 2008.
Income from continuing operations before Income Taxes
          As a result of the foregoing, our income from continuing operations before income taxes decreased ¥17,226 million, or 26.8%, from ¥64,255 million for the year ended March 31, 2008 to ¥47,029 million for the year ended March 31, 2009.
Income Taxes
          Our income taxes decreased ¥3,466 million, or 21.8%, from ¥15,930 million for the year ended March 31, 2008 to ¥12,464 million for the year ended March 31, 2009.
          The effective income tax rate for the year ended March 31, 2009 was higher compared to the effective income tax rate for the year ended March 31, 2008. The main reason of this increase was due to a net impact of an increase in the impact on the effective tax rate of the valuation allowance, decrease in tax on undistributed earnings due to tax law changes and decrease in liabilities for unrecognized tax benefits for reductions for tax positions of prior years.
          For a detailed discussion of our income taxes, see Note 18 to our consolidated financial statements.

Minority Interest in Income of Consolidated Subsidiaries
          Minority interest in income of our consolidated subsidiaries decreased ¥2,708 million, or 41.8%, from ¥6,485 million for the year ended March 31, 2008 to ¥3,777 million for the year ended March 31, 2009. This decrease was primarily due to decreases in incomes of partially owned group companies such as Nidec Servo Corporation, Nidec Copal Corporation and their subsidiaries, resulting from reduced demand for their products caused by the recent world wide recession.
Equity in Net Loss (Income) of Affiliated Companies
          We had equity in net loss of affiliated companies in the amount of ¥48 million for the year ended March 31, 2009, while we recorded equity in net income of affiliated companies in the amount of ¥39 million for the year ended March 31, 2008.
Income from continuing operations
          As a result of the foregoing, our income from continuing operations decreased ¥11,139 million, or 26.6%, from ¥41,879 million for the year ended March 31, 2008 to ¥30,740 million for the year ended March 31, 2009.
          As a percentage of net sales, our income from continuing operations decreased from 5.7% for the year ended March 31, 2008 to 5.0 % for the year ended March 31, 2009.
Loss on discontinued operations
          Our loss on discontinued operations increased ¥1,664 million, or 230.2%, from ¥723 million for the year ended March 31, 2008 to ¥2,387 million for the year ended March 31, 2009, reflecting our decision to discontinue the OPU business as of December 31, 2008.
          For a detailed discussion of our loss on discontinued operations, see Note 25 to our consolidated financial statements.
Net Income
          As a result of the foregoing, our net income decreased ¥12,803 million, or 31.1%, from ¥41,156 million for the year ended March 31, 2008 to ¥28,353 million for the year ended March 31, 2009.
          As a percentage of net sales, our net income decreased from 5.6% for the year ended March 31, 2008 to 4.6 % for the year ended March 31, 2009.

Results of Operations — Year Ended March 31, 2008 Compared to Year Ended March 31, 2007
Net Sales

	(Yen in millions)
	2007	2008	Inc/Dec	%

Net sales:
Small precision motors:
Hard disk drives spindle motors	¥198,196	¥223,068	¥24,872	12.5%
Other small precision brushless DC motors	74,445	92,359	17,914	24.1
Brushless DC fans	38,656	46,525	7,869	20.4
Other small precision motors	6,684	23,730	17,046	255.0

Sub-total	317,981	385,682	67,701	21.3
Mid-size motors	57,389	96,377	38,988	67.9
Machinery	82,944	73,253	(9,691)	(11.7)
Electronic and optical components *1	129,635	145,896	16,261	12.5
Others	26,702	27,548	846	3.2

Consolidated total	¥614,651	¥728,756	¥114,105	18.6%

*1	As of December 31, 2008, we discontinued OPU business which had been included within “electronic and optical components”. Net sales of electronic and optical components for the fiscal year ended March 31, 2009 do not include the sales amounts of OPU business pursuant to the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. All prior period OPU amounts have also been excluded as to enable comparisons between the relevant net sales amount for the fiscal years ended March 31, 2007, 2008 and 2009.
          Our net sales increased ¥114,105 million, or 18.6%, from ¥614,651 million for the year ended March 31, 2007 to ¥728,756 million for the year ended March 31, 2008. This increase was due mainly to the impact of newly consolidated subsidiaries and sales of small precision motors, especially hard disk drives spindle motors.
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
(Small precision motors)
          Net sales of small precision motors increased ¥67,701 million, or 21.3%, from ¥317,981 million for the year ended March 31, 2007 to ¥385,682 million for the year ended March 31, 2008. Net sales of each product included in “small precision motors” are as below.
Hard disk drives spindle motors
          Net sales of our hard disk drives spindle motors increased ¥24,872 million, or 12.5%, from ¥198,196 million for the year ended March 31, 2007 to ¥223,068 million for the year ended March 31, 2008. Sales volume of hard disk drives spindle motors increased by 16.0% compared to the previous fiscal year.

This increase was primarily due to an increase in net sales of spindle motors for 2.5-inch and 3.5-inch hard disk drives. Sales volumes of the motors for 2.5-inch and 3.5-inch hard disk drives increased by 18.7% and 16.2%, respectively. The yen-based average sales price decreased 3.0% in comparison to the previous fiscal year, however, the yen appreciated against U.S. dollar by 2.3% during the same period. Therefore, in effect, dollar-based sales prices declined almost 1.0%. This was mainly due to a decrease in the average price of motors for 2.5-inch hard disk drives, approximately 1.5% on a dollar basis, in spite of an increase in the average price of 3.5-inch hard disk drives, approximately 1% on a dollar basis.
          Net sales of hard disk drives spindle motors accounted for 32.2% of total net sales for the year ended March 31, 2007 and 30.6% of total net sales for the year ended March 31, 2008.
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
          Net sales of our other small precision brushless DC motors accounted for 12.1% of total net sales for the year ended March 31, 2007 and 12.7% of total net sales for the year ended March 31, 2008.
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
          Net sales of brushless DC fans accounted for 6.3% of total net sales for the year ended March 31, 2007 and 6.4% of total net sales for the year ended March 31, 2008.
Other small precision motors
          Net sales of other small precision motors increased ¥17,046 million, or 255.0%, from ¥6,684 million for the year ended March 31, 2007 to ¥23,730 million for the year ended March 31, 2008. This increase was primarily due to an increase in the contribution from newly consolidated companies. Excluding this contribution, net sales of other small precision motors slightly increased ¥66 million or 1.0%, from ¥6,684 million for the year ended March 31, 2007 to ¥6,750 million for the year ended March 31, 2008.
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
          Net sales of our mid-size motors accounted for 9.3% of our total net sales for the year ended March 31, 2007 and 13.2% of total net sales for the year ended March 31, 2008.
(Machinery)
          Net sales of our machinery decreased ¥9,691 million, or 11.7%, from ¥82,944 million for the year ended March 31, 2007 to ¥73,253 million for the year ended March 31, 2008. This decrease was primarily due to decreases in sales of industrial robots, card readers and high-speed pressing machines, affected by a lower demand from decreased capital investment by our customers, which offset an increase in net sales of factory automation equipment and semiconductor manufacturing equipment.
          Net sales of our machinery accounted for 13.5% of our total net sales for the year ended March 31, 2007 and 10.1% of total net sales for the year ended March 31, 2008.
(Electronic and optical components)
          Net sales of our electronic and optical components increased ¥16,261 million, or 12.5%, from ¥129,635 million for the year ended March 31, 2007 to ¥145,896 million for the year ended March 31, 2008. Excluding the contribution from newly consolidated companies, net sales of electronic and optical components increased ¥12,344 million or 9.7%, from ¥126,654 million for the year ended March 31, 2007 to ¥138,998 million for the year ended March 31, 2008. This increase was primary due to an increase in net sales of optical components such as shutters for mobile phones and digital cameras, and electronic components for amusement machines.
          Net sales of our electronic and optical components accounted for 21.2% of our total net sales for the year ended March 31, 2007 and 20.0% of total net sales for the year ended March 31, 2008.
(Others)
          Net sales of our other products increased ¥846 million, or 3.2%, from ¥26,702 million for the year ended March 31, 2007 to ¥27,548 million for the year ended March 31, 2008. This increase was primarily due to an increase in net sales of automobile parts.
Cost of Products Sold
          Our cost of products sold increased ¥100,012 million, or 21.2%, from ¥471,325 million for the year ended March 31, 2007 to ¥571,337 million for the year ended March 31, 2008. Excluding the contribution from the newly consolidated companies, our cost of products sold increased ¥36,539 million, or 7.9% from ¥460,702 million for the year ended March 31, 2007 to ¥497,241 million for the year ended March 31, 2008. This increase was primarily due to increase in sales volume and a negative impact from changes in exchange rates.
          As a percentage of net sales, cost of sales increased from 76.7% for the year ended March 31, 2007 to 78.4% for the year ended March 31, 2008.

Selling, General and Administrative Expenses
          Our selling, general and administrative expenses increased ¥4,759 million, or 10.5%, from ¥45,409 million for the year ended March 31, 2007 to ¥50,168 million for the year ended March 31, 2008. Excluding the contribution from the newly consolidated companies, our selling, general and administrative expenses decreased ¥2,002 million, or 4.5% from ¥44,473 million for year ended March 31, 2007 to ¥42,471 million for the year ended March 31, 2008. This decrease was mainly due to a non-recurring gain, a decrease in legal fees, a decrease in commission fees and an increase in gains related to fixed assets compared to the year ended March 31, 2007.
          As a percentage of net sales, selling, general and administrative expenses decreased from 7.4% for the year ended March 31, 2007 to 6.9% for the year ended March 31, 2008.
Research and Development Expenses
          Our research and development expenses decreased ¥2,272 million, or 7.1%, from ¥31,981 million for the year ended March 31, 2007 to ¥29,709 million for the year ended March 31, 2008. Excluding the contribution from the newly consolidated companies, our research and development expenses decreased ¥4,456 million, or 14.2% from ¥31,354 million for the year ended March 31, 2007 to ¥26,898 million for the year ended March 31, 2008. This decrease was primarily due to a decrease in research and development expenses related to mid-sized motors due to the commencement of mass production.
          As a percentage of net sales, research and development expenses decreased from 5.2% for the year ended March 31, 2007 to 4.1% for the year ended Mach 31, 2008.
Operating Income
          As a result of the foregoing factors, our operating income increased ¥11,606 million, or 17.6%, from ¥65,936 million for the year ended March 31, 2007 to ¥77,542 million for the year ended March 31, 2008.
          As a percentage of net sales, operating income decreased from 10.7% for the year ended March 31, 2007 to 10.6% for the year ended March 31, 2008.
Other Income (Expense)
          We had other income in the amount of ¥1,678 million for the year ended March 31, 2007, while we incurred other expense in the amount of ¥13,287 million for year ended March 31, 2008. This change was mainly due to foreign exchange losses.
          We had foreign exchange gains in the amount of ¥1,815 million for the year ended March 31, 2007, while we incurred foreign exchange loss in the amount of ¥13,218 million for the year ended March 31, 2008.This was principally due to appreciation in the value of the yen against relevant foreign currencies compared to the year ended March 31, 2007. The exchange rate of the yen against the U.S. dollar as of March 31, 2006, 2007 and 2008 was ¥117.47, ¥118.05 and ¥100.19, respectively.
          Gains from marketable securities, net decreased ¥489 million from ¥943 million for the year ended March 31, 2007 to ¥454 million for the year ended March 31, 2008. This decrease was mainly due to decrease in gain from the sales of marketable securities as compared to the year ended March 31, 2007.

Income from continuing operations before Income Taxes
          As a result of the foregoing, our income from continuing operations before income taxes decreased ¥3,359 million, or 5.0%, from ¥67,614 million for the year ended March 31, 2007 to ¥64,255 million for the year ended March 31, 2008.
Income Taxes
          Our income taxes decreased ¥2,015 million, or 11.2%, from ¥17,945 million for the year ended March 31, 2007 to ¥15,930 million for the year ended March 31, 2008.
          The effective income tax rate for the year ended March 31, 2008 was lower compared to the effective income tax rate for the year ended March 31, 2007. The main reason of this decrease was due to a net impact of decrease in the impact on the effective tax rate of valuation allowance and tax benefit in foreign subsidiaries and the adoption of FIN 48 as well as the effects of transfer pricing taxation paid for the prior year. For the year ended March 31, 2007, Nidec incurred additional tax expense of approximately ¥2,850 million as a result of an examination by the tax authority in relation to transfer pricing. There was no such impact in the current year. This decrease in tax expense was partially offset by the impact of FIN 48.
Minority Interest in Income of Consolidated Subsidiaries
          Minority interest in income of our consolidated subsidiaries decreased ¥2,331 million, or 26.4%, from ¥8,816 million for the year ended March 31, 2007 to ¥6,485 million for the year ended March 31, 2008. Excluding the contribution from the newly consolidated companies, minority interest in income of our consolidated subsidiaries decreased ¥3,208 million, or 36.4% from ¥8,816 million for the year ended March 31, 2007 to ¥5,608 million for the year ended March 31, 2008. Minority interest of group companies such as Nidec Sankyo Corporation and certain of its subsidiaries decreased ¥3,537 million due primarily to a decrease in their profitability, which more than offset an increase in minority interest in income of other companies such as Nidec Copal Corporation and certain of its subsidiaries.
Equity in Net Loss (Income) of Affiliated Companies
          We incurred equity in net loss of affiliated companies in the amount of ¥73 million for the year ended March 31, 2007, while we had equity in net income of affiliated companies in the amount of ¥39 million for the year ended March 31, 2008.
Income from continuing operations
          As a result of the foregoing, our income from continuing operations increased ¥1,099 million, or 2.7%, from ¥40,780 million for the year ended March 31, 2007 to ¥41,879 million for the year ended March 31, 2008.
          As a percentage of net sales, our income from continuing operations decreased from 6.6% for the year ended March 31, 2007 to 5.7 % for the year ended March 31, 2008.
Loss on discontinued operations
          Our loss on discontinued operations decreased ¥125 million, or 14.7%, from ¥848 million for the year ended March 31, 2007 to ¥723 million for the year ended March 31, 2008.
Net Income
          As a result of the foregoing, our net income increased ¥1,224 million, or 3.1%, from ¥39,932 million for the year ended March 31, 2007 to ¥41,156 million for the year ended March 31, 2008.

Segment Information
          Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have sixteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is NCJ, while the others are Nidec’s fifteen consolidated subsidiaries: NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSRV, NSBC, NSCJ, NMA, and NNSN. For the information required by SFAS No. 131, see Note 27 to our consolidated financial statements included in this annual report.
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
          The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic parts.
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
          The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors. NSRV was acquired in April 2007.
          The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.
          The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

          The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America, which primarily produce and sell in-car motors. NMA was acquired in December 2006.
          The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.
          The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.
          In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified to conform to the current presentation.
          We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSRV, NSBC, NSCJ, and NNSN apply Japanese GAAP. NET applies Thai accounting principles. NCC and NCD apply Chinese accounting principles. NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles. NCF applies Philippine accounting principles and NMA applies mainly International Financial Reporting Standards (“IFRS”). Thus, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.
          The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the years ended March 31, 2007, 2008 and 2009. The second table shows operating income or loss by reportable operating segment, which includes net sales to other operating segments, for the years ended March 31, 2007, 2008 and 2009:

	Year ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
NCJ
Net sales to external customers	¥89,466	¥88,954	¥62,260	$633,819
Net sales to other operating segments	91,130	100,299	72,064	733,625

Sub total	180,596	189,253	134,324	1,367,444

NET
Net sales to external customers	67,754	95,859	80,247	816,930
Net sales to other operating segments	21,486	32,334	31,125	316,858

Sub total	89,240	128,193	111,372	1,133,788
NCC
Net sales to external customers	14,802	14,161	18,305	186,348
Net sales to other operating segments	5,371	10,776	2,624	26,713

Sub total	20,173	24,937	20,929	213,061
NCD
Net sales to external customers	3,637	4,190	7,776	79,161

	Year ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Net sales to other operating segments	46,828	43,849	27,310	278,021

Sub total	50,465	48,039	35,086	357,182
NCS
Net sales to external customers	49,877	45,472	27,118	276,066
Net sales to other operating segments	347	227	205	2,087

Sub total	50,224	45,699	27,323	278,153
NCH
Net sales to external customers	34,738	39,359	37,761	384,414
Net sales to other operating segments	4,344	4,298	5,105	51,970

Sub total	39,082	43,657	42,866	436,384
NCF
Net sales to external customers	5,382	5,833	7,517	76,524
Net sales to other operating segments	42,845	40,649	22,669	230,775

Sub total	48,227	46,482	30,186	307,299
NSNK
Net sales to external customers	52,361	46,259	51,035	519,546
Net sales to other operating segments	10,600	12,092	11,001	111,992

Sub total	62,961	58,351	62,036	631,538
NCPL
Net sales to external customers	63,008	63,779	53,090	540,466
Net sales to other operating segments	8,460	6,594	6,727	68,482

Sub total	71,468	70,373	59,817	608,948
NTSC
Net sales to external customers	22,310	25,769	22,644	230,520
Net sales to other operating segments	357	293	211	2,148

Sub total	22,667	26,062	22,855	232,668
NCEL
Net sales to external customers	19,849	22,392	19,666	200,204
Net sales to other operating segments	3,133	4,177	5,843	59,483

Sub total	22,982	26,569	25,509	259,687
NSRV
Net sales to external customers	—	25,378	20,029	203,899
Net sales to other operating segments	—	3,549	4,508	45,892

Sub total	—	28,927	24,537	249,791
NSBC
Net sales to external customers	16,146	17,286	14,600	148,631
Net sales to other operating segments	3,439	3,633	3,053	31,080

Sub total	19,585	20,919	17,653	179,711
NSCJ
Net sales to external customers	10,748	11,163	9,389	95,582
Net sales to other operating segments	2,448	2,455	1,746	17,775

Sub total	13,196	13,618	11,135	113,357
NMA
Net sales to external customers	9,079	36,352	24,729	251,746
Net sales to other operating segments	—	284	15	153

Sub total	9,079	36,636	24,744	251,899
NNSN

	Year ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Net sales to external customers	10,895	10,847	9,738	99,135
Net sales to other operating segments	762	826	593	6,037

Sub total	11,657	11,673	10,331	105,172
All Others
Net sales to external customers	136,867	170,670	133,792	1,362,028
Net sales to other operating segments	189,726	223,080	185,151	1,884,872

Sub total	326,593	393,750	318,943	3,246,900
Total
Net sales to external customers	606,919	723,723	599,696	6,105,019
Net sales to other operating segments	431,276	489,415	379,950	3,867,963

Adjustments (*)	7,732	5,033	13,762	140,100
Intersegment elimination	(431,276)	(489,415)	(379,950)	3,867,963

Consolidated total (net sales)	¥614,651	¥728,756	¥613,458	$6,245,119

(*)	See Note 27 to the consolidated financial statements included in this annual report.

	Year ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Operating income or loss:
NCJ	¥11,241	¥13,980	¥7,315	$74,468
NET	10,822	12,606	15,629	159,106
NCC	275	1,040	(324)	(3,298)
NCD	4,560	4,720	2,855	29,064
NCS	1,545	1,231	182	1,853
NCH	386	576	554	5,640
NCF	4,407	4,129	2,321	23,628
NSNK	8,198	4,608	4,473	45,536
NCPL	4,056	3,415	2,102	21,399
NTSC	1,430	1,643	745	7,584
NCEL	2,688	3,631	2,046	20,829
NSRV	—	372	(225)	(2,291)
NSBC	136	(97)	(281)	(2,861)
NSCJ	1,412	1,182	201	2,046
NMA	59	555	(728)	(7,411)
NNSN	545	610	298	3,034
All Others	13,046	22,663	13,463	137,056

Total	64,806	76,864	50,626	515,382

Adjustments (*)	1,130	678	1,180	12,015

Consolidated total	¥65,936	¥77,542	¥51,806	$527,397

(*)	See Note 27 to the consolidated financial statements included in this annual report.
          Net sales of NCJ decreased ¥54,929 million, or 29.0%, from ¥189,253 million for the year ended March 31, 2008 to ¥134,324 million for the year ended March 31, 2009. The main reasons for this decrease were due primarily to the change in the exchange rate and a rapid decrease in the demand of hard disk drives spindle motors and other small precision motors resulting from the recent world-wide recession. Net sales to external customers of NCJ decreased ¥26,694 million, or 30.0%, from ¥88,954 million for the year ended March 31, 2008 to ¥62,260 million for the year ended March 31, 2009. Intersegment revenues of NCJ decreased ¥28,235 million, or 28.2%, from ¥100,299 million for the year ended March 31, 2008 to ¥72,064 million for the year ended March 31, 2009. Operating income of NCJ decreased ¥6,665 million, or 47.7%, from ¥13,980 million for the year ended March 31, 2008 to ¥7,315 million for the year ended March 31, 2009. This decrease was due primarily to a rapid decrease in sales of hard disk drives spindle motors.
          Net sales of NCJ increased ¥8,657 million, or 4.8%, from ¥180,596 million for the year ended March 31, 2007 to ¥189,253 million for the year ended March 31, 2008. This increase of net sales resulted primarily from an increase in net sales of our core business, hard disk drives spindle motors, reflecting strong demand in the information technology industry. Net sales to external customers of NCJ decreased ¥512 million, or 0.6%, from ¥89,466 million for the year ended March 31, 2007 to ¥88,954 million for the year ended March 31, 2008. Intersegment revenues of NCJ increased ¥9,169 million, or 10.1%, from ¥91,130 million for the year ended March 31, 2007 to ¥100,299 million for the year ended March 31, 2008. Operating income of NCJ increased ¥2,739 million, or 24.4%, from ¥11,241 million for the year ended March 31, 2007 to ¥13,980 million for the year ended March 31, 2008. This increase was due primarily to the increase in net sales of hard disk drives spindle motors and an increase in royalty and commission fees from subsidiary companies.
          Net sales of NET decreased ¥16,821 million, or 13.1%, from ¥128,193 million for the year ended March 31, 2008 to ¥111,372 million for the year ended March 31, 2009 due primarily to the change in the exchange rate. However, operating income increased ¥3,023 million, or 24.0%, from ¥12,606 million for the year ended March 31, 2008 to ¥15,629 million for the year ended March 31, 2009. This was due primarily to an improvement in production cost.
          Net sales of NET increased ¥38,953 million, or 43.6%, from ¥89,240 million for the year ended March 31, 2007 to ¥128,193 million for the year ended March 31, 2008 due primarily to an increase in sales volume of hard disk drives spindle motors, and a change in the exchange rate. Operating income increased ¥1,784 million, or 16.5%, from ¥10,822 million for the year ended March 31, 2007 to ¥12,606 million for the year ended March 31, 2008. This was due primarily to a favorable impact the change in the exchange rate.
          Net sales of NCC decreased ¥4,008 million, or 16.1%, from ¥24,937 million for the year ended March 31, 2008 to ¥20,929 million for the year ended March 31, 2009. This decrease was due primarily to a rapid decrease in the demand for hard disk drives spindle motors resulting from the recent world-wide recession. NCC had operating income of ¥1,040 million for the year ended March 31, 2008 and operating loss of ¥324 million for the year ended March 31, 2009, respectively. This was due primarily to a rapid decrease in sales of hard disk drives spindle motors.
          Net sales of NCC increased ¥4,764 million, or 23.6%, from ¥20,173 million for the year ended March 31, 2007 to ¥24,937 million for the year ended March 31, 2008. This increase was due mainly to the start of full-scale operation of a large customer’s factory in China. Operating income increased ¥765 million, or 278.2%, from ¥275 million for the year ended March 31, 2007 to ¥1,040 million for the year ended March 31, 2008, due primarily to an increase in sales and a shift in the business from assembling motors to manufacturing of motors with higher margins.
          Net sales of NCD decreased ¥12,953 million, or 27.0%, from ¥48,039 million for the year ended March 31, 2008 to ¥35,086 million for the year ended March 31, 2009. The main reason for this decrease was due primarily to a rapid decrease in the demand for small precision motors resulting from the recent world-wide recession. Operating income decreased ¥1,865 million, or 39.5% from ¥4,720 million for the year ended March 31, 2008 to ¥2,855 million for the year ended March 31, 2009. This was due primarily to a rapid decrease in sales of small precision motors.
          Net sales of NCD decreased ¥2,426 million, or 4.8%, from ¥50,465 million for the year ended March 31, 2007 to ¥48,039 million for the year ended March 31, 2008. This decrease was due primarily to a decrease in customer demand for brushless DC fans. However, operating income increased ¥160 million, or 3.5% from ¥4,560 million for the year ended March 31, 2007 to ¥4,720 million for the year ended March 31, 2008. The major reason for this increase was an increase in sales of other small precision brushless DC motors whose margin is higher than DC fans.
          Net sales of NCS decreased ¥18,376 million, or 40.2%, from ¥45,699 million for the year ended March 31, 2008 to ¥27,323 million for the year ended March 31, 2009, resulting primarily from a decrease in sales of hard disk drives spindle motors to a main customer, which transferred its production from Singapore to China and Thailand, and a decrease in the demand for small precision motors resulting from the recent world-wide recession. Operating income of NCS decreased ¥1,049 million, or 85.2%, from ¥1,231 million for the year ended March 31, 2008 to ¥182 million for the year ended March 31, 2009. This was due primarily to a decrease in sales of hard disk drives spindle motors manufactured by NCS along with the transfer of its manufacturing to other subsidiaries.
          Net sales of NCS decreased ¥4,525 million, or 9.0%, from ¥50,224 million for the year ended March 31, 2007 to ¥45,699 million for the year ended March 31, 2008 resulting primarily from a decrease in sales of hard disk drives spindle motors to a large customer, which transferred from Singapore to China. Operating income of NCS decreased ¥314 million, or 20.3%, from ¥1,545 million for the year ended March 31, 2007 to ¥1,231 million for the year ended March 31, 2008, due to an increase in production cost of pivot assemblies.
          Net sales of NCH decreased ¥791 million, or 1.8%, from ¥43,657 million for the year ended March 31, 2008 to ¥42,866 million for the year ended March 31, 2009. This was due primarily to the a change in the exchange rate, despite an increase in sales of hard disk drives spindle motors to a main customer, which transferred its production to China. Operating income of NCH decreased ¥22 million, or 3.8%, from ¥576 million for the year ended March 31, 2008 to ¥554 million for the year ended March 31, 2009. This was due primarily to the change in the exchange rate.
          Net sales of NCH increased ¥4,575 million, or 11.7%, from ¥39,082 million for the year ended March 31, 2007 to ¥43,657 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of hard disk drives spindle motors which started in 2006. Operating income of NCH increased ¥190 million, or 49.2%, from ¥386 million for the year ended March 31, 2007 to ¥576 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of hard disk drives spindle motors and other small precision brushless DC motors.
          Net sales of NCF decreased ¥16,296 million, or 35.1%, from ¥46,482 million for the year ended March 31, 2008 to ¥30,186 million for the year ended March 31, 2009. The major reason for this decrease was a rapid decrease in the demand for hard disk drives spindle motors resulting from the recent world-wide recession. Operating income of NCF decreased ¥1,808 million, or 43.8%, from ¥4,129 million for the year ended March 31, 2008 to ¥2,321 million for the year ended March 31, 2009. The main reasons for this decrease were a rapid decrease in sales of hard disk drives spindle motors and a delay in cost reduction relative to declines in sales prices.
          Net sales of NCF decreased ¥1,745 million, or 3.6%, from ¥48,227 million for the year ended March 31, 2007 to ¥46,482 million for the year ended March 31, 2008. This decrease was primarily due to a decrease in sales volume to a customer and a decline in sales price to a customer. Operating income of NCF decreased ¥278 million, or 6.3%, from ¥4,407 million for the year ended March 31, 2007 to ¥4,129 million for the year ended March 31, 2008. This was due to a delay in cost reduction relative to declines in sales prices.
          Net sales of NSNK increased ¥3,685 million, or 6.3%, from ¥58,351 million for the year ended March 31, 2008 to ¥62,036 million for the year ended March 31, 2009 due to an increase in sales of LCD panel handling robots, which more than offset the adverse impact of exchange rate fluctuations. However, operating income of NSNK decreased ¥135 million, or 2.9%, from ¥4,608 million for the year ended March 31, 2008 to

¥4,473 million for the year ended March 31, 2009. The major reason for this decrease was a decrease in profitability caused by a decrease in sales of products other than LCD panel handling robots, such as card readers with higher margin.
          Net sales of NSNK decreased ¥5,952 million, or 7.6%, from ¥78,016 million for the year ended March 31, 2007 to ¥72,064 million for the year ended March 31, 2008 due to a decrease in sales of industrial robots reflecting a decrease of customer investment in the LCD panel industry. Operating income of NSNK decreased ¥2,056 million, or 28.9%, from ¥7,109 million for the year ended March 31, 2007 to ¥5,053 million for the year ended March 31, 2008. The major reason for this decrease was a decrease in sales of industrial robots.
          Net sales of NCPL decreased ¥10,556 million, or 15.0%, from ¥70,373 million for the year ended March 31, 2008 to ¥59,817 million for the year ended March 31, 2009. This was due primarily to a rapid decrease in the demand for shutters for digital cameras and camera shutters for mobile phones. Operating income of NCPL decreased ¥1,313 million, or 38.4%, from ¥3,415 million for the year ended March 31, 2008 to ¥2,102 million for the year ended March 31, 2009. This was due primarily to a rapid decrease in sales of shutters for digital cameras and camera shutters for mobile phones.
          Net sales of NCPL decreased ¥1,095 million, or 1.5%, from ¥71,468 million for the year ended March 31, 2007 to ¥70,373 million for the year ended March 31, 2008. This was due primarily to a decrease in sales of industrial robots and sensor units for electronic parts mounters, despite an increase in sales of shutters for mobile phones. Operating income of NCPL decreased ¥641 million, or 15.8%, from ¥4,056 million for the year ended March 31, 2007 to ¥3,415 million for the year ended March 31, 2008 due primarily to an increase in the production cost of vibration motors and a decrease in sales of industrial robots.
          Net sales of NTSC decreased ¥3,207 million, or 12.3%, from ¥26,062 million for the year ended March 31, 2008 to ¥22,855 million for the year ended March 31, 2009. This was due primarily to a rapid decrease in sales of semiconductor manufacturing equipments and measuring equipments resulting from the recent world-wide recession. Operating income decreased ¥898 million, or 54.7%, from ¥1,643 million for the year ended March 31, 2008 to ¥745 million for the year ended March 31, 2009. This was due primarily to a rapid decrease in sales.
          Net sales of NTSC increased ¥3,395 million, or 15.0%, from ¥22,667 million for the year ended March 31, 2007 to ¥26,062 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of semiconductor manufacturing equipment reflecting the upturn of the semiconductor industry, and increase in sales of automobile parts reflecting the increase of customer’s demand. Operating income increased ¥213 million, or 14.9%, from ¥1,430 million for the year ended March 31, 2007 to ¥1,643 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of semiconductor manufacturing equipment and cost reduction in manufacturing of measuring equipment.
          Net sales of NCEL decreased ¥1,060 million, or 4.0%, from ¥26,569 million for the year ended March 31, 2008 to ¥25,509 million for the year ended March 31, 2009. This decrease was due primarily to a decrease in sales of electronic components. Operating income decreased ¥1,585 million, or 43.7%, from ¥3,631 million for the year ended March 31, 2008 to ¥2,046 million for the year ended March 31, 2009 due primarily to a decrease in sales.
          Net sales of NCEL increased ¥3,587 million, or 15.6%, from ¥22,982 million for the year ended March 31, 2007 to ¥26,569 million for the year ended March 31, 2008. This increase was primarily due to an increase in sales of actuators, reflecting strong demand in the amusement machines industry. Operating income increased ¥943 million, or 35.1%, from ¥2,688 million for the year ended March 31, 2007 to ¥3,631 million for the year ended March 31, 2008 due primarily to an increase in sales of actuators.

          Net sales of NSRV decreased ¥4,390million, or 15.2%, from ¥28,927 million for the year ended March 31, 2008 to ¥24,537million for the year ended March 31, 2009. This was due primarily to a rapid decrease in the demand for small precision motors resulting from the recent world wide-recession. NSRV had operating income of ¥372 million for the year ended March 31, 2008 and operating loss of ¥225 million for the year ended March 31, 2009, respectively. This was due primarily to a rapid decrease in sales.
          Net sales and operating income of NSRV were ¥28,927 million and ¥372 million for the year ended March 31, 2008, respectively. NSRV has been consolidated since April 2007.
          Net sales of NSBC decreased ¥3,266 million, or 15.6%, from ¥20,919 million for the year ended March 31, 2008 to ¥17,653 million for the year ended March 31, 2009 due primarily to a rapid decrease in sales of mid-size motors for air conditioners resulting from the recent world-wide recession. Operating loss increased ¥184 million, or 189.7%, from ¥97 million for the year ended March 31, 2008 to ¥281 million for the year ended March 31, 2009 due primarily to a rapid decrease in sales and a decrease in royalty and commission fees from subsidiary companies.
          Net sales of NSBC increased ¥1,334 million, or 6.8%, from ¥19,585 million for the year ended March 31, 2007 to ¥20,919 million for the year ended March 31, 2008 due primarily to an increase in sales of mid-size motors for air conditioners. NSBC had operating income of ¥136 million for the year ended March 31, 2007 and operating loss of ¥97 million for the year ended March 31, 2008, respectively. This decrease resulted primarily from an increase of personnel expenses and research and development expenses.
          Net sales of NSCJ decreased ¥2,483 million, or 18.2%, from ¥13,618 million for the year ended March 31, 2008 to ¥11,135 million for the year ended March 31, 2009. This was due primarily to a rapid decrease in the demand for power transmission equipments resulting from the recent world-wide recession. Operating income of NSCJ decreased ¥981 million, or 83.0%, from ¥1,182 million for the year ended March 31, 2008 to ¥201 million for the year ended March 31, 2009. This was due primarily to a delay in fixed cost reduction, despite a rapid decrease in sales.
          Net sales of NSCJ increased ¥422 million, or 3.2%, from ¥13,196 million for the year ended March 31, 2007 to ¥13,618 million for the year ended March 31, 2008. This increase was due primarily to an increase in sales of power transmission equipment. However, operating income of NSCJ decreased ¥230 million, or 16.3%, from ¥1,412 million for the year ended March 31, 2007 to ¥1,182 million for the year ended March 31, 2008. This decrease was due primarily to start-up costs of new power transmission equipment products.
          Net sales of NMA decreased 11,892 million or 32.5%, from ¥36,636 million for the year ended March 31, 2008 to 24,744 million for the year ended March 31, 2009 due primarily to a rapid decrease in the demand for automobiles resulting from the recent world-wide recession. NMA had operating income of 555 million for the year ended March 31, 2008 and operating loss of ¥728 million for the year ended March 31, 2009, respectively. This was due primarily to a rapid decrease in sales, despite a reduction in fixed cost.
          Net sales of NMA were ¥9,079 million for the year ended March 31, 2007 and ¥36,636 million for the year ended March 31, 2008. Operating income of NMA were ¥59 million for the year ended March 31, 2007 and ¥555 million for the year ended March 31, 2008, respectively. NMA has been consolidated since December 2006. The NMA segment comprises NMA(Germany) and other subsidiaries in Europe and North America, which primarily produce and sell motors for automobiles.
          Net sales of NNSN decreased ¥1,342 million, or 11.5%, from ¥11,673 million for the year ended March 31, 2008 to ¥10,331 million for the year ended March 31, 2009. This decrease was primarily due to a rapid decrease in sales of products related to engineering plastics and plastics for lens resulting from the recent world-wide recession. Operating income of NNSN decreased ¥312 million, or 51.1%, from ¥610 million for the year ended March 31, 2008 to ¥298 million for the year ended March 31, 2009. This was due primarily to a rapid decrease in sales.

          Net sales of NNSN increased ¥16 million, or 0.1%, from ¥11,657 million for the year ended March 31, 2007 to ¥11,673 million for the year ended March 31, 2008. This increase was primarily due to an increase in sales of engineering plastic moldings for cars. Operating income of NNSN increased ¥65 million, or 11.9%, from ¥545 million for the year ended March 31, 2007 to ¥610 million for the year ended March 31, 2008. This increase was primarily due to an improvement in production costs in manufacturing engineering plastic dies.
          Within the All Others segment, net sales decreased ¥74,807 million, or 19.0% from ¥393,750 million for the year ended March 31, 2008 to ¥318,943 million for the year ended March 31, 2009. This was due primarily to a decrease in demand for many of the products of subsidiaries belonging to this segment resulting form the recent world-wide recession. Operating income decreased ¥9,200 million, or 40.6% from ¥22,663 million for the year ended March 31, 2008 to ¥13,463 million for the year ended March 31, 2009. This was due primarily to a decrease in sales.
          Within the All Others segment, net sales increased ¥64,095 million, or 18.7% from ¥342,954 million for the year ended March 31, 2007 to ¥407,049 million for the year ended March 31, 2008. The main reason of this increase was the addition of newly consolidated subsidiaries. Operating income increased ¥9,746 million, or 79.6% from ¥12,251 million for the year ended March 31, 2007 to ¥21,997 million for the year ended March 31, 2008. The main reason of this increase was the expansion in sales of NSHK and the addition of newly consolidated subsidiaries.
Accounting Changes
          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, (“FSP FAS 157-2”), “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delays the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. We adopted SFAS 157 as of April 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements, as discussed in note No. 21 “Fair value”. We are currently evaluating the potential impact from adopting FSP FAS 157-2 on its consolidated financial position, results of operations and liquidity.
          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”) “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The measurement date provision of SFAS 158 requires that the measurement of plan assets and benefit obligations be as of the date of the employer’s statement of financial position, not up to three months earlier as had been permitted by Statements 87 and 106. We adopted this provision of SFAS 158 as of April 1, 2008, as discussed in note No. 15 “Pension and severance plans”.
          In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of FASB Statement No. 115”. SFAS 159 enables entities to choose to measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. We adopted SFAS 159 as of April 1, 2008. The adoption of SFAS 159 did not have an impact on our consolidated financial position, results of operations or liquidity as we did not elect to report any financial assets and liabilities under the fair value option.
          In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. We adopted SFAS 161 as of January 1, 2009. The required disclosures are presented in note No. 20 “Derivatives”. The adoption of SFAS 161 did not have an impact on our consolidated financial position, results of operations or liquidity.
          In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. We adopted SFAS 162 as of November 15, 2008. The adoption of SFAS 162 did not have a material impact on our consolidated financial position, results of operations or liquidity.
Recent Accounting Pronouncements to Be Adopted in Future Periods
          In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”. SFAS 141R requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal year beginning on or after December 15, 2008. We are currently evaluating the potential impact from adopting SFAS 141R on our consolidated financial position, results of operations and liquidity.
          In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS 160 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in the consolidated balance sheets, and separate identification and presentation in the consolidated statement of income of net income attributable to the entity and the noncontrolling interest. SFAS 160 also requires all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation be recognized as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We are currently evaluating the potential impact from adopting SFAS 160 on our consolidated financial position, results of operations and liquidity.
          In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165 (“SFAS 165”), “Subsequent Events”. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires the disclosure of the date through which subsequent events have been evaluated. SFAS 165 is effective for interim and annual periods ending after June 15, 2009. We are currently evaluating the potential impact from adopting SFAS 165 on our consolidated financial position, results of operations and liquidity.
          In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166 (SFAS 166), “Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140”. SFAS 166 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets. SFAS 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. We are currently evaluating the potential impact from adopting SFAS 166 on our consolidated financial position, results of operations and liquidity.

          In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167 (SFAS 167), “Amendments to FASB Interpretation No. 46(R)”. SFAS 167 requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. We are currently evaluating the potential impact from adopting SFAS 167 on our consolidated financial position, results of operations and liquidity.
Application of Critical Accounting Policies
          Nidec and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform U.S. GAAP. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.
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
          As of March 31, 2009, the estimated fair value of our marketable securities was ¥12,332 million. We recorded a loss on marketable securities in the amount of ¥1,305 million for the year ended March 31, 2009.
          The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Other-than-temporary losses on marketable securities	¥11	¥287	¥1,617	$16,461

Allowance for Doubtful Accounts
          We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2009, sales to our six largest customers represented approximately 36% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2009, six customers represented ¥36,693 million, or 33%, of our gross accounts receivable. In addition, during economic downturns, a certain number of our customers may have difficulty with their cash flows.
          Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥717 million as of March 31, 2009. Our trade notes and accounts receivable balance was ¥123,211 million, net of allowance for doubtful accounts, as of March 31, 2009.
          The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31,
	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands)
Provision for doubtful accounts, net of reversal	¥117	¥312	¥349	$3,552

Deferred Tax Assets
          As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2009, we had deferred tax assets in the amount of ¥27,981 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.
          Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥7,026 million as of March 31, 2009, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.
Impairment of Long-lived Assets
          Long-lived assets consist primarily of property, plant and equipment, comprising approximately 27% of our total assets as of March 31, 2009, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted testing for impairment of long-lived assets under FAS No. 144, whenever events or changes in circumstances indicate that the carrying amounts of these asset groups may not be recoverable, we have reviewed the respective asset groups for impairment. An impairment loss is recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows of the group. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.
Acquisitions
          In recent years, we have made a number of significant business acquisitions, which have been accounted for using the purchase method of accounting. The purchase method requires that the net assets, tangible and identifiable intangible assets less liabilities of the acquired company be recorded at fair value, with the difference between the cost of an acquired company and the fair value of the acquired net assets recorded as goodwill. Application of the purchase method requires our management to make complex judgments about the allocation of the purchase price to that of the fair value of the net assets we acquire and estimation of the related useful lives. The determinations of fair value of assets and liabilities are primarily based on factors such as cash flow analysis and quoted market prices among others. We also obtained independent appraisers’ reports for significant purchases.
Valuation of Goodwill
          We assess the impairment of acquired goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable or on an annual basis. Factors we consider important which could trigger an impairment review include the following:
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
          When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥71,060 million as of March 31, 2009.
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

	Yen in millions
	Effect on pre-tax income	Effect on PBO
	For the year ending March 31, 2010	As of March 31, 2009
Discount rates
0.5% decrease	¥(43)	¥1,622
0.5% increase	42	(1,509)
Expected rate of return on plan assets
0.5% decrease	¥(37)
0.5% increase	37

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
Revenue recognition -
          We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assumed. For small precision motors, mid-

size motors and electronic and optical components, these criteria are generally met at the time a product is delivered to the customers’ site which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment for export sales (FOB shipping point). Revenue for machinery sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, we make provisions for estimated product returns.
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
          We fund our growth primarily with funds generated from operations, proceeds from issuances of new shares, unsecured bonds, including convertible bonds, and borrowings from banks. We believe that these funding sources, as well as future sources of external funding, will be sufficient to meet our capital requirements for the current fiscal year. The uses of funds raised are capital expenditures, investment in and financing of affiliated companies and repayment of borrowings from banks. We intend to implement additional funding programs as the need arises, or as appropriate funding opportunities arise, to further strengthen our capital base, and thus enhance the balance between borrowings and equity capital. Part of the funds raised are reserved and utilized for potential mergers and acquisitions.
          Total assets increased ¥31,170 million from ¥671,714 million to ¥702,884 million as of March 31, 2009. This was mainly due to an increase of cash and cash equivalents of ¥100,157 million, as mentioned under “Cash Flows” below. On the other hand, trade accounts receivable and inventories decreased ¥37,380 million and ¥12,343 million, respectively, due primarily to a decrease in net sales and the effect of exchange rate changes. In addition, property, plant and equipment decreased ¥9,144 million due primarily to the effect of exchange rate changes and the disposal of fixed assets used in discontinued operations.
          Total liabilities increased ¥61,253 million from ¥283,944 million to ¥345,197 million as of March 31, 2009. This was mainly due to an increase in short-term borrowings of ¥152,488 million owing to redemption of corporate bonds, purchase of treasury stock and marketable securities, additional investments in subsidiaries and our effort to increase liquidity in response to the global financial crisis. On the other hand, trade notes and accounts payable decreased ¥51,300 million due primarily to a decrease in purchases which was affected by the sales decrease and the effect of exchange rate changes. In addition, current portion of long-term debt decreased ¥27,313 million due mainly to redemption of corporate bonds.
          Working capital, defined as current assets less current liabilities, decreased ¥19,626 million from ¥103,899 million to ¥84,273 million as of March 31, 2009 as compared to March 31, 2008.
          Our receivable turnover ratio is calculated by dividing net sales for the fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio was 5.0 for the year ended March 31, 2009, compared to 4.4 for the year ended March 31, 2008. The inventory turnover ratio is calculated by dividing cost of products sold for the year ended March 31 by the year-end inventory balance. Our inventory turnover ratio was 8.4 for the year ended March 31, 2009, compared to 8.2 for the year ended March 31, 2008.

We have been trying to reduce production levels to enable us to reduce our excess inventory levels and avoid write-offs.
          Total shareholder’s equity decreased ¥22,436 million from ¥319,584 million as of March 31, 2008 to ¥297,148 million as of March 31, 2009. The decrease of ¥22,436 million was primarily due to our purchase of treasury stock of ¥23,775 million and foreign currency translation adjustments of ¥16,091 million attributed to the significant appreciation of the yen. Those factors offset increases in retained earnings of ¥19,548 million. As a result, the ratio of stockholders’ equity to total assets decreased 5.3% from 47.6% as of March 31, 2008 to 42.3% as of March 31, 2009. This decrease was due to an approximately ¥100,000 million increase in cash and cash equivalents resulting from increased short-term borrowings. The short-term borrowings were intended to mitigate financial risks possibly deriving from continued economic crisis. Therefore, without the ¥100,000 million increase, the share holders’ equity to total assets would be 49.3% at March 31, 2009.
          Our current planned capital expenditures for the fiscal year ending March 31, 2010 include investments of approximately ¥23,254 million in production plants and facilities, mainly in Asia, and various additional other investments. We anticipate that the funds required for those capital expenditures will be financed by cash provided by our operating and financing activities or from our available cash and cash equivalents.
Cash Flows
          Net cash provided by operating activities decreased ¥28,585 million from ¥94,816 million for the year ended March 31, 2008 to ¥66,231 million for the year ended March 31, 2009. Amid global economic crisis, the decreased cash inflows in operating activities were due primarily to the decreases in net income of ¥12,803 million and foreign currency adjustments of ¥6,214 million. On the other hand, the increases in changes in operating assets and liabilities of ¥2,410 million, resulted from a decrease in net sales. The ¥2,410 million consisted of the decreases in operating assets of ¥54,828 million and notes and accounts payable of ¥52,418 million.
          Net cash provided by operating activities increased ¥30,093 million from ¥64,723 million for the year ended March 31, 2007 to ¥94,816 million for the year ended March 31, 2008. The increase was primarily due to improved working capital efficiency and operating profit. The increase was mainly due to the cash inflows from the following components which constitutes operating cash flows.
•	¥6,337 million of positive impact from an increase in depreciation compared to previous fiscal year;

•	¥7,937 million of positive impact from an increase in foreign currency adjustments compared to previous fiscal year; and

•	¥7,140 million of positive impact from changes in operating assets and liabilities compared to previous fiscal year.
          Net cash used in investing activities increased ¥8,935 million from ¥43,724 million for the year ended March 31, 2008 to ¥52,659 million for the year ended March 31, 2009. The increased cash outflows in investing activities were due primarily to the increases in additions to property, plant and equipment of ¥2,841 million, purchases of marketable securities of ¥3,378 million and payments for additional investments in subsidiaries of ¥1,243 million.
          Net cash used in investing activities decreased ¥35,211 million from ¥78,935 million for the year ended March 31, 2007 to ¥43,724 million for the year ended March 31, 2008. The decrease was mainly due to the decreases in acquisitions of consolidated subsidiaries, payments for additional investments in subsidiaries and additions to property, plant and equipment.
          Net cash provided by financing activities was ¥91,160 million for the year ended March 31, 2009 while net cash used in financing activities was ¥27,280 million for the year ended March 31, 2008. The increased cash inflows of ¥118,440 million in financing activities were due mainly to an increase in short-term borrowings of ¥169,057 million, including those for the purpose of increasing cash on hand in response the global financial crisis. We aim to manage our cash on hand depending on changing market conditions. In April 2009, we repaid ¥85,300 million or a portion of the increased short-term borrowings. Cash and cash equivalents decreased by a similar amount. The increase in short-term borrowings offset redemption of corporate bonds of ¥26,412 million, purchases of treasury stock of ¥23,756 million and an increase in dividends paid of ¥1,457 million.
          Net cash used in financing activities was ¥27,280 million for the year ended March 31, 2008 while net cash provided by financial activities was ¥8,943 million for the year ended March 31, 2007. The increased cash outflows in financial activities were mainly due to a decrease in short-term borrowings of ¥37,772 million and an increase in the payment for dividends of ¥1,456 million.
          Fore more detailed information about our short-term borrowings and long-term debt, see Note 13 to our consolidated financial statements
          As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥100,157 million from ¥100,809 million as of March 31, 2008 to ¥200,966 million as of March 31, 2009.
          For a discussion of our use of financial instruments for hedging purposes, see “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”
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
          As of March 31, 2009, we employed 2,451 people engaged in research and development activities mainly in Japan as well as in China, Thailand, Singapore, Taiwan, Germany, Poland, Spain, France and the U.S.A.
          Our position as the leading supplier of hard disk drive spindle motors to the major hard disk drive manufacturers provides us with access to information regarding the industry needs, which we seek to incorporate into our research and development activities. We seek to proactively develop products that meet the precise needs of each customer.
          Based on the precision engineering expertise gained throughout our history of making motors, we have concentrated our research and development activities on drive motor technologies; However, we conduct research in many areas, including basic technologies of spindle motors to be used in information equipment, and technologies for new types of motors such as fluid dynamic bearing technology, which we have been developing over the past 15 years.
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
          Recently, our principal research and development activities have included the following:
•	the development and improvement of basic motor characteristics. For example, in order to achieve a higher transfer rate of memory written on hard disks, higher rotation speeds are required of spindle motors. As a result, spindle motors which were formerly required to generate 5,400 rotations per minute are now required to generate 7,200 to 15,000 rotations per minute. These higher speeds can, however, produce more vibration. Such vibration, as well as the higher density of disks, can disrupt the read-write function of hard disk drives. Accordingly, rotation precision has become more important, and we are conducting research and development with a view to improving such precision;

•	the improvement of analysis and material technologies, including (1) improving technologies for investigating the impact of spindle motors on hard disks, (2) improving the cleanliness of materials and of manufacturing technology and (3) research into the development of uses of new materials for spindle motors;

•	the development and improvement of spindle motors for DVDs;

•	the development and improvement of DC fan motors with a high airflow capacity that helps disperse heat inside end products such as computers, game machines and audio-visual equipments;

•	the development and improvement of optical components including shutters and lens unit for digital cameras and lens products for blue-ray, vibration motors, stepping motors, dye sublimation printer, printer for IC cards and geared motors by Nidec Copal;

•	the development and improvement of actuator, pressure sensors and radiofrequency, or RF, components by Nidec Copal Electronics;

•	the development and improvement of LCD panel handling robots for large LCD, micro lens actuator units for mobile phone and card readers by Nidec Sankyo; and

•	the development and improvement of compact motors in automobiles for comfort and safety, such as seat adjuster, sunroof closure, windows closure, engine cooling, and ABS by Nidec Motors and Actuators.
          The core of our research and development activities is our Central Technical Laboratory, located at our headquarters in Kyoto. In addition to basic and applied research, the Central Technical Laboratory supports the development of products that incorporate the latest technology. Market requirements are becoming more demanding. To respond in a reliable and timely manner to these requirements we have established research and development bases in various countries and regions. Nidec operates technical centers most notably in Kyoto, and also in Tokyo, Shiga and Nagano Prefectures in Japan. These operations carry out research and development relating not only to the development of new products, but also to improve the quality of and production technology for existing products.

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
          We incurred research and development expenses of ¥31,981 million for the year ended March 31, 2007, ¥29,709 million for the year ended March 31, 2008 and ¥26,964 million for the year ended March 31, 2009.
          Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥27,000 million on research and development in the year ending March 31, 2010. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.
D. Trend Information.
          The information required by this item is set forth in “-Operating Results” and “Item 4. Information on the Company- B. Business Overview” of this annual report.
E. Off-Balance Sheet Arrangements.
          We have guaranteed approximately ¥186 million ($1,894 thousand) of bank loans for employees for their housing costs. If an employee defaults on his or her loan payments, we are required to perform under such guarantees. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥186 million ($1,894 thousand). The current carrying amount of the liabilities for our obligations under the guarantees is zero.

F. Tabular Disclosure of Contractual Obligations.
          The following tables represent our contractual obligations and other commercial commitments as of March 31, 2009.
(Yen in millions)

	Payments Due by Period
		Less than			After
Contractual Obligations	Total	1 year	2-3 years	4-5 years	5 years

Long-term Debt	¥663	¥4	¥349	¥68	¥242
Capital Lease Obligations	3,798	1,879	1,600	311	8
Interest on debt *1	207	115	79	8	5
Operating Leases	4,499	1,000	1,582	1,121	796
Purchase Commitments for fixed assets	9,104	9,104	—	—	—

Total Contractual Cash Obligations	18,271	12,102	¥3,610	¥1,508	¥1,051
Contribution under pension plans *2	¥2,338	¥2,338	—	—	—

	Amount of Commitment Expiration per Period
	Total amounts	Less than			Over
Other Commercial Commitments	committed	1 year	2-3 years	4-5 years	5 years

Guarantees	¥186	¥41	¥28	¥26	¥91
Total Commercial Commitments	¥186	¥41	¥28	¥26	¥91

(U.S. dollars in thousands)

	Payments Due by Period
		Less than			After
Contractual Obligations	Total	1 year	2-3 years	4-5 years	5 years

Long-term Debt	$6,750	$41	$3,553	$692	$2,464
Capital Lease Obligations	38,664	19,128	16,288	3,166	82
Interest on debt *1	2,107	1,171	804	81	51
Operating Leases	45,801	10,180	16,105	11,412	8,104
Purchase Commitments for fixed assets	92,680	92,680	—	—	—

Total Contractual Cash Obligations	186,002	123,200	$36,750	$15,351	$10,701
Contribution under pension plans *2	$23,801	$23,801	—	—	—

	Amount of Commitment Expiration per Period
	Total amounts	Less than			Over
Other Commercial Commitments	committed	1 year	2-3 years	4-5 years	5 years

Guarantees	$1,894	$417	$285	$265	$927
Total Commercial Commitments	$1,894	$417	$285	$265	$927

*1	Interests at variable interest rates are assumed based on the current applicable rate of 2.0%.

*2	Amounts are only available for payments due in less than one year.
          Our capital commitments as of March 31, 2009 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets increased from approximately ¥8,389 million on March 31, 2008 to approximately ¥9,104 million on March 31, 2009, and increased from approximately ¥3,317 million on March 31, 2007 to approximately ¥8,389 million on March 31, 2008, respectively. The increase for the year ended March 31, 2009 was due mainly to the expansion of the Shiga Technical Center, one of Nidec’s Japan-based R&D facilities. The increase for the year ended March 31, 2008 was due mainly to the expansion of the Nagano Technical Center, one of Nidec’s Japan-based R&D facilities and NSRV, a newly consolidated subsidiary in April 2008. We expect to make capital expenditures in addition to those for which we have outstanding commitments.
          For a further discussion on our commitments, see Notes 23 and 24 to our consolidated financial statements included in this annual report.

Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
Directors, Executive Officers and Corporate Auditors
          The following table provides information about our Directors, Executive Officers and Corporate Auditors as of the date of this annual report:

				Number of
				Nidec shares	Percentage of
			Month in which	owned as of	common stock
			current term	March 31, 2009	outstanding as of
Name	Position	Date of birth	expires	(in thousands)	March 31, 2009

Shigenobu Nagamori	Representative Director, President and Chief Executive Officer	August 28, 1944	June 2010	20,067	14.4%

Hiroshi Kobe	Representative Director, Executive Vice President and Chief Operating Officer	March 28, 1949	June 2010	236	*

Yasunobu Toriyama	Member of the Board, Executive Vice President	September 18, 1938	June 2010	15	*

Kenji Sawamura	Member of the Board, Executive Vice President	February 15, 1942	June 2010	8	*

Juntaro Fujii	Member of the Board, Executive Vice President	February 20, 1945	June 2010	2	*

Yasuo Hamaguchi	Member of the Board, First Senior Vice President	September 27, 1949	June 2010	275	*

Tadaaki Hamada	Member of the Board, First Senior Vice President	August 14, 1948	June 2010	2	*

Masuo Yoshimatsu	Member of the Board, Senior Vice President and Chief Financial Officer	April 28, 1958	June 2010	3	*

Tetsuo Inoue	Member of the Board, Vice President	June 22, 1948	June 2010	6	*

Hideo Asahina	Corporate Auditor	March 28, 1938	June 2011	1	*

Takashi Iwata	Corporate Auditor	April 9, 1947	June 2013	2	*

Shiro Kuniya	Corporate Auditor	February 22, 1957	June 2010	—	*

Yoshiro Kitano	Corporate Auditor	September 30, 1935	June 2010	—	*

Susumu Ono	Corporate Auditor	November 12, 1948	June 2011	—	*

Notes:

(1)	“—” represents no beneficial ownership in any Nidec shares.

(2)	The asterisk represents beneficial ownership of less than 1%.

          Shigenobu Nagamori, who founded Nidec Corporation in July 1973, has since been serving as the Company’s Representative Director, President & Chief Executive Officer (CEO). Mr. Nagamori is currently serving as Member of the Board and Chairman of Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Servo Corporation and Nidec-Read Corporation; and Representative Director and Chairman of Nidec-Shimpo Corporation, Nidec Machinery Corporation, and Nidec Nissin Corporation.
          Hiroshi Kobe has been serving as Representative Director, Executive Vice President, and Chief Operating Officer (COO) since June 2006. Mr. Kobe joined Nidec Corporation in July 1973, and became Member of the Board in November 1984, Member of the Board and Managing Director in November 1991, Member of the Board and Senior Managing Director in April 1996, Member of the Board and Executive Vice President in April 2000, COO in April 2005, and Representative Director, Executive Vice President & COO in June 2006. Mr. Kobe is currently in charge of supervising the Compliance Office and Motor Engineering & Research Laboratory, and serving as Representative Director and Chairman of Nidec Korea Corporation and Nidec Total Service Corporation.
          Yasunobu Toriyama was appointed to serve as Member of the Board and Executive Vice President in June 2009. Mr. Toriyama, who previously served as Deputy General Manager of the Accounting Dept. at Koyo Seiko Co., Ltd. (currently, JTEKT Corporation) from June 1980 until he joined Nidec Corporation, joined Nidec Corporation as Executive Director in April 1991, and became Member of the Board in June 1991, Member of the Board and Executive Vice President in April 2002, and Member of the Board, Executive Vice President & Chief Financial Officer (CFO) in April 2005. Mr. Toriyama is currently in charge of supervising administrative departments, including the Corporate Administration & Internal Audit Dept., Risk Management Office, and Information Systems Dept.
          Kenji Sawamura has been serving as Member of the Board and Executive Vice President since June 2006. Mr. Sawamura joined Nidec Corporation as Executive Director in October 1998, and became Member of the Board in June 2000, Member of the Board and Senior Managing Director in April 2002, and Member of the Board and Executive Vice President in June 2006. Mr. Sawamura is in charge of supervising the ADF business, Shiga Technical Center, Corporate Purchasing Dept., ADF Quality Control Dept., and Die & Molding Dept. Mr. Sawamura also serves as Member of the Board, Chairman & CEO of Nidec America Corporation; Representative Director, Chairman & CEO of Nidec Electronics GmbH; Representative Director and Chairman of Nidec (Dalian) Limited, Nidec Automobile Motor (Zhejiang) Corporation, and Nidec (Dongguan) Limited; Member of the Board, Chairman & CEO of Nidec Vietnam Corporation; Representative Director and Chairman of Nidec Shibaura Corporation; Member of the Board and Chairman of Nidec Motors & Actuators; and Representative Director and Nidec Power Motor Corporation. Prior to joining Nidec Corporation, Mr. Sawamura worked at Nissan Motor Co., Ltd., last serving as Managing Director.
          Juntaro Fujii, who has been serving as Member of the Board and Executive Vice President since June 2006. He joined Nidec Corporation as Executive Consultant in June 2006, and became Member of the Board and Executive Vice President in June 2006. Mr. Fujii, previously a Member of the Board and President of Mitsubishi UFJ Research & Consulting Co., Ltd., is currently in charge of supervising, and serving as General Manager of, Corporate Strategy Office.
          Yasuo Hamaguchi, who has been serving as Member of the Board and First Senior Vice President since June 2008. Mr. Hamaguchi joined Nidec Corporation in April 1974, and became Member of the Board in June 1993, Member of the Board and Managing Director in June 1998, and Member of the Board and First Senior Vice President in April 2002. Mr. Hamaguchi is currently in charge of supervising the SPM businesses, SPM purchasing departments, SPM Quality Control Dept. and SPM Business Strategy Office, and also serves as General Manager of SPM Business Strategy Office, while serving as Representative Director and Chairman of Nidec Electronics (Thailand) Co.; Member of the Board and Chairman of Nidec Singapore Pte. Ltd.; and Representative Director and Chairman of Nidec Philippines Corporation.
          Tadaaki Hamada was appointed to serve as Member of the Board and First Senior Vice President in June 2009. Mr. Hamada, originally from Mitsubishi Bank (currently, the Bank of Tokyo-Mitsubishi UFJ, Ltd.) which he joined in April 1971, joined Nidec Corporation as Executive Director in February 2000, and became Member of the Board in June 2004, Managing Director in April 2005, and Member of the Board and Senior Vice President in June 2008. Mr. Hamada is currently in charge of supervising General Affairs Dept., Human Resources Dept., Secretarial Office, Corporate Planning Dept., Intellectual Property Dept., Legal Dept., and Overseas Affiliates Administration Dept., and also serves as General Manager of Corporate Planning Dept.
          Masuo Yoshimatsu, who was appointed to serve as Member of the Board, Senior Vice President, and Chief Financial Officer (CFO) in June 2009. Mr. Yoshimatsu joined Nidec Corporation as Executive Consultant in January 2008, and became Member of the Board and Vice President in June 2008. Mr. Yoshimatsu is currently in charge of supervising the IR Dept., Public Relations & Advertising Dept., Accounting Dept., Finance Dept., and CSR Promotion Office. Prior to joining Nidec Corporation, Mr. Yoshimatsu was Member of the Board and General Manager of Finance and Accounting Division of SS Pharmaceutical Co., Ltd.
          Tetsuo Inoue, originally from The Sumitomo Bank, Ltd. (currently, Sumitomo Mitsui Banking Corporation) which he joined in April 1972, has been serving as Member of the Board and Vice President since June 2008. Mr. Inoue joined Nidec Corporation as Executive Director in December 1999, and became Member of the Board in June 2002. Mr. Inoue is currently in charge of supervising, and serves as General Manager of the Affiliates Administration Dept.
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
          Takashi Iwata joined Nidec Corporation as Executive Director in December 2003 after having worked for Matsushita Electric Industrial Co., Ltd. (currently, Panasonic Corporation) starting in April 1971. Mr. Iwata became General Manager of Corporate Administration & Internal Audit Dept. in April 2004, Member of the Board in June 2004, Vice President in June 2008, and Auditor in June 2009.
          Shiro Kuniya is enrolled in the Osaka Bar Association and has been with Oh-Ebashi Law Office (currently, Oh-Ebashi LPC & Partners) since April 1982. He is currently a Senior Partner at Oh-Ebashi LPC & Partners. He has been serving as Nidec Corporation’s Auditor since June 2006.
          Yoshiro Kitano became a registered certified public accountant in September 1980 and a licensed tax accountant in December 1990. He established Yoshiro Kitano Certified Public Accountant Office in January 2001. He has been serving as Nidec Corporation’s Auditor since June 2006.
          Susumu Ono started his career as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1974, and was seconded to the Ministry of Foreign Affairs to serve as First Secretary at the Japanese Embassy in the People’s Republic of China. Mr. Ono returned to his work as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1988, became Deputy General Manager of the Office’s Criminal Investigations Department in April 1995, and General Manager of the Criminal Investigations Department of the Kyoto District Public Prosecutor’s Office in July 1996, and General Manager of the General Affairs Department of the Osaka District Public Prosecutor’s Office in April 1998. Mr. Ono became a registered attorney in May 1999, and has been serving as Nidec Corporation’s Auditor since June 2007.
          The following table provides information about our Executive Officers as of the date of this annual report.

				Number of
				Nidec shares	Percentage of
			Month in which	owned as of	common stock
			current term	March 31, 2009	outstanding as of
Name	Position	Date of birth	expires	(in thousands)	March 31, 2009

Norimasa Goto	Senior Vice President	March 1, 1947	June 2010	0	*

Seiichi Hattori	Senior Vice President	December 30, 1953	June 2010	20	*

Seizaburo Kawaguchi	Senior Vice President	October 27, 1953	June 2010	21	*

Kiyoyoshi Takegami	Senior Vice President	December 28, 1954	June 2010	49	*

Tsuyoshi Takahashi	Senior Vice President	August 10, 1945	June 2010	0	*

Seiichi Takeda	Vice President	March 3, 1950	June 2010	—	*

Masahiro Hishida	Vice President	October 23, 1954	June 2010	0	*

Takashi Watanuki	Vice President	November 19, 1952	June 2010	0	*

Osamu Narumiya	Vice President	August 6, 1951	June 2010	0	*

Tadashi Matsumoto	Vice President	August 11, 1952	June 2010	0	*

Hitoshi Inoue	Vice President	December 24, 1952	June 2010	1	*

Genzo Arakawa	Vice President	June 18, 1949	June 2010	0	*

Toshihiko Miyabe	Vice President	June 16, 1958	June 2010	4	*

Hitoshi Tatsuno	Vice President	January 8, 1959	June 2010	5	*

Kuniyasu Tampo	Vice President	January 21, 1960	June 2010	8	*

Tatsuya Nishimoto	Vice President	October 20,1956	June 2010	—	*

Number of
				Nidec shares	Percentage of
			Month in which	owned as of	common stock
			current term	March 31, 2009	outstanding as of
Name	Position	Date of birth	expires	(in thousands)	March 31, 2009
Mitsuru Tsuyoshi	Vice President	November 1,1949	June 2010	1	*

Chiaki Sano	Vice President	November 2,1948	June 2010	—	*

Notes:

(1)	“—” represents no beneficial ownership in any Nidec shares, and “0” represents beneficial ownership in more than 0 but less than 1,000 shares.

(2)	The asterisk represents beneficial ownership of less than 1%.

Norimasa Goto
Senior Vice President
Supervising DCM (direct current motor) and Fan business
(Representative Director and Chairman, Nidec (New Territories) Co., Ltd.;
Member of the Board and Vice Chairman, Nidec (Dalian) Limited, Nidec (Dongguan)
Limited and Nidec Vietnam Corporation)
Seiichi Hattori
Senior Vice President
Supervising sales departments
(Representative Director and Chairman, Nidec (H.K.) Co., Ltd.)
Seizaburo Kawaguchi
Senior Vice President
(Member of the Board, Chairman & CEO, and President, Nidec Brilliant Co., Ltd.)
Kiyoyoshi Takegami
Senior Vice President
Assisting SPM business operations
(Representative Director and Chairman, Nidec (Zhejiang) Corporation)
Tsuyoshi Takahashi
Senior Vice President
Supervising SPM Business Development Technology;
General Manager, Central Technical Laboratory
Seiichi Takeda
Vice President
(Member of the Board and Executive Vice President, Nidec Motors & Actuators)
Masahiro Hishida
Vice President
(Member of the Board and First Senior Vice President, and supervising Sales Dept. of, Nidec
Shibaura Corporation and Nidec Power Motor Corporation; Member of the Board and First Senior Vice President, and General Manager, Sales Div., Nidec Servo Corporation)
Takashi Watanuki
Vice President
Supervising A/B business
(Member of the Board and Vice Chairman, Nidec Automobile Motor (Zhejiang) Corporation)

Osamu Narumiya
Vice President
In charge of supervising Human Resources Dept. and General Affairs Dept., Tokyo office
Tadashi Matsumoto
Vice President
(Member of the Board and First Senior Vice President, Nidec-Read Corporation;
General Manager, Administration Div., General Affairs Dept., and Corporate Strategy Office.)
Hitoshi Inoue
Vice President
General Manager, Shiga Technical Center
Genzo Arakawa
Vice President
(Member of the Board and Senior Vice President, Nidec Servo Corporation;
General Manager, Business Administration Div., and in charge of supervising Corporate
Planning Dept.)
Toshihiko Miyabe
Vice President
(Representative Director and President, Nidec Philippines Corporation)
Hitoshi Tatsuno
Vice President
(Member of the Board and President, Nidec (Dalian) Limited)
Kuniyasu Tampo
Vice President
(Representative Director and President, Nidec Electronics (Thailand) Co., Ltd.)
Tatsuya Nishimoto
Vice president
(Member of the Board and First Senior Vice President, and General Manager, Sales Div.
Nidec-Shimpo Corporation)
Mitsuru Tsuyoshi
Vice president
(Director and President, Nidec (H.K.) Co., Ltd.;
Representative Director and President, Nidec Taiwan Corporation;
Representative Director and President, Nidec (Shanghai) International Trading Co., Ltd.;
Member of the Board and President, Nidec (New Territories) Co., Ltd.)
Chiaki Sano
Vice President
General Manager, Finance Dept.
          Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for not more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors, who have the authority individually to represent us. The Board of Directors may also elect one Chairman of the Board of Directors, one President, one or more Executive Vice Presidents, First Senior Vice Presidents, Senior Vice Presidents and Vice Presidents. Shigenobu Nagamori is the Representative Director, President and Chief Executive Officer, Hiroshi Kobe is the Representative Director, Executive Vice President and Chief Operating Officer, and Masuo Yoshimatsu is the Member of the Board, Senior Vice President and Chief Financial Officer. Our Executive Officers serve at the discretion of the Board of Directors.
Corporate Auditors
          Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have five Corporate Auditors: Hideo Asahina, Takashi Iwata, Shiro Kuniya, Yoshiro Kitano and Susumu Ono. The Corporate Auditors may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has never been a director, officer or employee of us or any of our subsidiaries at any time prior to their election as a Corporate Auditor. Corporate Auditors are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms.
          Two of our Corporate Auditors, Hideo Asahina and Takashi Iwata are full-time Corporate Auditors. Except Takashi Iwata, all of our Corporate Auditors are from outside the Nidec group. Our five Corporate Auditors form our Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Representative Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as auditors’ policy and methods of investigation of our affairs.
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
B. Compensation.
          The aggregate compensation, including bonuses, paid by us to our Directors and Corporate Auditors as a group during the year ended March 31, 2009 was ¥2,443 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2009, retirement payments in the aggregate amount of ¥14 million were made.
C. Board Practices.
          The information required by this item is set forth in Items 6.A and 6.B of this annual report.

D. Employees.
          The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2007	2008	2009

Japan	7,989	8,909	8,918
North America	1,146	1,052	731
Asia (other than Japan)	79,208	86,162	66,143
Europe	727	774	782

Total	89,070	96,897	76,574

Note:	The number of employees decreased by 20,322 compared with the previous year mainly due to decreased production by existing production sites to meet with decreased demand overseas.
Japan
          In Japan, as of March 31, 2009, we had 8,918 employees. Of these employees, 3,836 employees were engaged in manufacturing operations, 2,102 in research and development and 1,151 in sales activities.
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
          In Japan, although Nidec has no labor union, labor unions have been organized in some of our subsidiaries. There have been no material strikes or labor disputes. We believe that the relationship between us and our employees is favorable.
Overseas
          As of March 31, 2009, we had 67,656 employees overseas. Of these employees, 59,959 employees were engaged in manufacturing operations, 349 in research and development and 643 in sales activities.
          No material strikes or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.
E. Share Ownership.
          The information required by this item is set forth in “-A. Directors and Senior Management” and “-B. Compensation.”

Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
          As of March 31, 2009, there were 145,075,080 shares of our common stock outstanding held by 27,912 shareholders of record. To our knowledge, as of March 31, 2009, the following persons beneficially owned 5% or more of our outstanding common stock:

	Number of shares of	Percentage of
	common stock owned	common stock
Shareholders	(thousands)	outstanding

Shigenobu Nagamori *	20,067	14.4%
Japan Trustee Service Bank, Ltd. (trust account)	18,314	13.1%
The Master Trust Bank of Japan, Ltd. (trust account)	12,592	9.0%
Mitsubishi UFJ Financial Group, Inc. **	8,193	5.8%

*:	As of March 31, 2009, Mr. Shigenobu Nagamori, our CEO, directly held of record 8.5% and, indirectly through S.N. Kohsan, an entity wholly owned by Mr. Nagamori, held of record 3.9% of our outstanding shares. Mr. Nagamori’s immediate family member held an additional 2.0% of our outstanding shares as of the same date.

**:	As of March 31, 2009, and based on the substantial shareholding report filed on that date by Mitsubishi UFJ Financial Group, Inc. (“Mitsubishi”) with the Financial Services Agency in Japan, which disclosed its and its affiliates’ beneficial ownership of shares of our common stock.

According to a substantial shareholding report, dated June 1, 2009, filed under the Financial Instruments and Exchange Law of Japan, Mitsubishi UFJ Financial Group, Inc. held 8,854,644 shares of our common stock as of May 25, 2009, representing approximately 6.3% of our total issued shares as of that date. We have not been able independently to confirm such shareholding.
          The voting rights of the shareholders described above are identical to those of our other shareholders.
          As of March 31, 2009, there were 134 shareholders of record with addresses in the United States who held 18,159,179 shares, representing approximately 13.0% of our outstanding common stock (excluding treasury stock) as of that date.
          To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons, severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of us.
B. Related Party Transactions.
          We and certain entities over which some members of management exercise significant influence had, and expect to have in the future, entered into transactions in the ordinary course of business. As summarized in the table below, for the fiscal years ended March 31, 2007, 2008 and 2009, our transactions with such entities were conducted on an arms length basis and, except for our loan to S.N. Kohsan described below, had no material impact on our consolidated financial position, results of operations or liquidity.

				U.S. dollars in
	Yen in millions			thousands
	For the year ended March 31
	2007	2008	2009	2009

S.N. Kohsan *1	¥(3)	¥(3)	¥(3)	$(31)
Green Kohsan *1	(10)	(10)	(10)	(102)
Hamaguchi Denki Seisakusho*1	(24)	(21)	(14)	(143)
Hamaguchi Denki Seisakusho*2	¥7	¥6	¥4	$41

Notes:

*1:	Total amount paid by us

*2:	Total amount paid to us
          For the fiscal years ended March 31, 2007, 2008 and 2009, we entered into service transactions with S.N. Kohsan, an entity indirectly owned by Mr. Nagamori, our President and Chief Executive Officer (“CEO”), involved in asset management, where S.N. Kohsan provided restaurant services at the time to entertain our customers to us, and we paid a total of approximately ¥3 million for the services for each of the fiscal years.
          For each of the same three-year periods, Nidec-Shimpo Corporation, our wholly owned subsidiary, paid a total of approximately ¥10 million to Green Kohsan, an entity wholly owned by Mr. Nagamori, under their lease agreement for office equipment.
          In addition, we purchased iron cores from Hamaguchi Denski Seisakusho Co., Ltd., in which one of our directors, Mr. Yasuo Hamaguchi, directly and indirectly holds an ownership interest, for a total of approximately ¥24 million ¥21 million ¥14 million for the iron cores, and sold materials to Hamaguchi Denki Seisakusho for a total of approximately ¥7 million, ¥6 million and ¥4 million, for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.
          In addition, we entered, and expect to enter in the future, into various manufacturing, sales and purchase transactions with our affiliates, most of which involve the production of components or products that we sell.
          Subsequent to March 31, 2009, we paid to S.N. Kohsan, Green Kohsan and Hamaguchi Denki Seisakusho total of approximately ¥0.6 million, ¥1.7 million and ¥0.7 million for the two months ended May 31, 2009, respectively.
Loan to S.N. Kohsan
          In December 2008, Nidec advanced a loan of ¥14,500 million to S.N. Kohsan, a company indirectly owned by the CEO. The loan was guaranteed by the CEO and collateralized by a pledge of 4,500,000 of the CEO’s shares in us. The loan had a term of 5 years and accrued interest quarterly at an annual rate of 2.4%. The loan was repaid in full on February 17, 2009. As of December 31, 2008, the loan receivable was recorded in the balance sheet in equity as “Loan to shareholder” and is presented as a financing activity in the Cash Flow Statement included in our consolidated financial statements.
          S.N. Kohsan obtained the funds to repay the loan through the sale of a total of 3,356,000 of its shares in us through the J-NET and on the Osaka Securities Exchange. Of these shares, 2,917,800 were purchased by Nidec through the J-NET for a total of ¥12,867 million. See the reference described below as “Own share repurchase”. Upon repayment, the Company released from pledge the shares that had collateralized the loan.

As a result of such repayment, S.N. Kohsan’s ownership interest in us declined from 8,867,120 shares to 5,511,120 shares, representing a decrease of 2.4% to 3.9% ownership in us as of March 31, 2009.
          The loan was repaid shortly after the Company and the CEO determined that the loan was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. A special committee of Nidec’s Board of Corporate Auditors conducted an independent investigation of this matter with the assistance of independent counsel and concluded that the failure to comply with Section 402 was inadvertent. At the recommendation of the Board of Corporate Auditors, however, Nidec has adopted certain procedures and protocols to strengthen internal controls and corporate governance. Certain of these procedures and protocols were adopted prior to March 31, 2009 and Nidec is in the process of implementing the remainder. Nidec voluntarily brought this matter to the attention of the U.S. Securities and Exchange Commission (the “SEC”). The SEC has advised that it is conducting an informal inquiry into this matter and Nidec is cooperating fully. For information with respect to Nidec’s internal controls related to the loan, see “Item15 Controls and Procedures.”
          During the period the loan was outstanding, S.N. Kohsan qualified as a variable interest entity in accordance with FIN 46R, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51.” NIDEC was not the primary beneficiary. We had no other material arrangements with the entity.
Own share repurchase-
          On February 12, 2009, Nidec repurchased its own shares through Osaka Securities Exchange’s J-NET pursuant to a general authorization provided in a resolution under Article 459, Paragraph 1, Item 1 of the Company Law of Japan which was released on Form 6-K, furnished to the SEC on November 21, 2008. The resolution authorized the repurchase, until November 24, 2009, of up to 5,000,000 shares for a total of up to ¥25,000 million as a part of efforts to ensure a flexible capital structure responsive to the changing business environment.
          The details of the repurchase are as follows:

1. Reason for share repurchase:	The repurchase was made to facilitate S.N. Kohsan’s sale of shares in us to obtain the funds necessary to repay the loan discussed above, and thereby bring Nidec into compliance with Section 402 of the Sarbanes-Oxley Act of 2002 promptly. The share repurchase was within the parameters established in the resolution described above and the repurchase was structured in a manner intended to give all shareholders the opportunity to have their shares repurchased by Nidec, on a pro rata basis, at the same time and at the same price. Accordingly, on February 10, 2009, Nidec publicly announced its intention to repurchase on J-NET, on the morning of February 12, 2009, 3,500,000 shares at the closing price on the market on February 10, 2009. Based on the offers received, Nidec repurchased 2,917,800 of its shares from S.N. Kohsan and 582,200 of its shares from other shareholders.

2. Class of shares repurchased:	Common stock

3. Total number of shares repurchased:	3,500,000 shares

4. Total amount of repurchase:	¥15,435 million (representing the closing price of ¥4,410 per share on the Osaka Securities Exchange on February 10, 2009)

5. Method of repurchase:	Repurchased through J-NET, the Osaka Securities Exchange

C. Interests of Experts and Counsel.
          Not applicable.
Item 8. Financial Information.
A. Consolidated Statements and Other Financial Information.
Financial Statements
          The information required by this item is set forth in our consolidated financial statements included in this annual report.
Legal or Arbitration Proceedings
          The information on legal or arbitration proceedings required by this item is set forth in “Item 4.B. Information on the Company — Business Overview — Legal Proceedings.”
Dividend Policy
          We generally pay cash dividends twice per year. Our Board of Directors resolves the year-end dividend to be paid following the end of each fiscal year. We pay the dividend to holders of record as of the immediately preceding March 31. In addition to these year-end dividends, we can pay interim dividends in the form of cash distributions from our retained earnings to our shareholders of record as of September 30 in each year by resolution of our Board of Directors. If paid, the interim dividend is generally paid in December and the year-end dividend is generally paid in June.
          From the viewpoint that “shareholders own the company”, we aim to maximize shareholder value by improving our ability to respond to a more challenging business environment and our operational and financial performance. We endeavor to improve our profitability and ability to make distributions to our shareholders, while securing our financial health and resources for future growth.
          Reserves are used as appropriate to, among other purposes, strengthen our management structure and expand our business with a view to enhancing our profitability.
          Our Board of Directors decided that the year-end dividend to be paid to shareholders of record as of March 31, 2009 should be ¥30.0 per share. Together with the interim dividend of ¥30.0 per share paid to shareholders of record as of September 30, 2008, this resulted in a full-year dividend of ¥60.0 per share for the fiscal year ended March 31, 2009, an increase of ¥5.0 per share compared to the full-year dividend for the previous fiscal year ended March 31, 2008. The dividend payout ratio was 30.4%.

          The following table sets forth the year-end and interim dividends paid to holders of record of our common stock for each of the record dates shown. Yen per share dividend amounts are translated solely for your convenience into U.S. dollars at the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York on the dividend payment date.

	Dividends per share
Record date	Yen		U.S. dollar

September 30, 2004	¥10.0	*	$0.095
March 31, 2005 **	12.5	*	0.115
September 30, 2005	12.5	*	0.104
March 31, 2006 **	20.0		0.173
September 30, 2006	20.0		0.172
March 31, 2007	25.0		0.206
September 30, 2007	25.0		0.224
March 31, 2008	30.0		0.280
September 30, 2008	30.0		0.325
March 31, 2009	¥30.0		$0.304

*	A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. The dividends per share have been accordingly adjusted to reflect the effect of the stock split.

**	Our Board of Directors recommended the dividend to be paid the end of each fiscal year. The recommended dividend was then approved by shareholders at the general meeting of shareholders in June of each year. Under the Company Law of Japan (which replaced the Commercial Code in May 2006), however, our Board of Directors may, in certain circumstances, pay dividends without shareholder approval.
          It is the present intention of the Board of Directors to continue to pay cash dividends on a semiannual basis and to provide a stable level of dividends to our shareholders. The declaration and payment of dividends are, however, subject to our future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.
          Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the temporary rate of 7% (applicable until December 31, 2010) or standard rate of 15% (applicable on January 1, 2011 and thereafter). Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders are generally subject to a maximum withholding rate of 10%. If the applicable tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable due to the so-called preservation doctrine.
          For more information, see “Item 10.D. Additional Information—Exchange Controls” and Item “10.E. Additional Information—Taxation.”
B. Significant Changes.
          We are not aware of any significant change in our financial position since March 31, 2009, the date of our last audited financial statements.

Item 9. The Offer and Listing.
A. Offer and Listing Details.
          In Japan, our common stock is listed on the First Section of the Osaka Securities Exchange, Co., Ltd. and the First Section of the Tokyo Stock Exchange, Inc.
          The following table sets forth, for the periods indicated, the closing high and low sales prices, as adjusted to reflect the 2-for-1 stock split that took effect on November 18, 2005, and the average daily trading volume of our common stock on the Osaka Securities Exchange, and the closing highs and lows of the Nikkei Stock Average:

			Average
			Daily
	Price Per Share		Trading	Nikkei Stock Average
	High	Low	Volume	High	Low
			(in
			thousands
			of shares)
Year ended March 31,
2005	¥6,675	¥4,795	452	¥12,163.89	¥10,505.05
2006	10,930	5,735	612	17,059.66	10,825.39
2007	9,660	7,030	560	18,215.35	14,218.60
2008	8,730	6,080	784	18,261.98	11,787.51
First Quarter	7,860	6,890	658	18,240.30	17,028.41
Second Quarter	8,220	6,730	869	18,261.98	15,273.68
Third Quarter	8,730	7,380	700	17,458.98	14,837.66
Fourth Quarter	8,020	6,080	916	14,691.41	11,787.51
2009	8,260	3,340	938	14,489.44	7,054.98
First Quarter	8,260	6,280	769	14,489.44	12,656.42
Second Quarter	7,920	6,380	714	13,603.31	11,259.86
Third Quarter	6,500	3,340	1,180	11,368.26	7,162.90
Fourth Quarter	4,710	3,550	1,105	9,239.24	7,054.98
Calendar period
December 2008	4,540	3,340	1,286	8,859.56	7,863.69
January 2009	4,350	3,550	1,360	9,239.24	7,682.14
February 2009	4,650	3,880	1,116	8,076.62	7,268.56
March 2009	4,710	3,930	864	8,636.33	7,054.98
April 2009	5,410	4,350	972	8,964.11	8,351.91
May 2009	¥5,650	¥4,980	771	¥9,522.50	¥8,977.37

          The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars as adjusted to reflect the 2-for-1 stock split that took effect on November 18, 2005, and the average trading volume of our ADSs on the New York Stock Exchange:

			Average
			Daily	Dow Jones Industrial
	Price Per ADS		Trading	Average
	High	Low	Volume	High	Low
			(in ADSs)
Year ended March 31,
2005	$16.20	$11.05	10,802	$10,940.55	$9,749.99
2006	23.32	13.01	22,038	11,317.43	10,012.36
2007	20.82	15.28	24,161	12,786.64	10,706.14
2008	19.73	14.11	29,366	14,164.53	11,740.15
First Quarter	16.53	14.25	22,054	13,676.32	12,382.30
Second Quarter	17.85	14.11	36,392	14,000.41	12,845.78
Third Quarter	19.73	16.87	20,114	14,164.53	12,743.44
Fourth Quarter	18.30	14.80	39,367	13,056.72	11,740.15
2009	19.47	8.87	33,727	13,058.20	6,547.05
First Quarter	19.47	16.12	20,969	13,058.20	11,346.51
Second Quarter	18.13	14.69	23,227	11,782.35	10,365.45
Third Quarter	15.43	8.87	49,230	10,831.07	7,552.29
Fourth Quarter	12.81	9.70	41,866	9,034.69	6,547.05
Calendar period
December 2008	11.34	8.87	43,950	8,934.18	8,149.09
January 2009	12.05	9.82	44,140	9,034.69	7,949.09
February 2009	12.81	9.90	46,995	8,280.59	7,062.93
March 2009	11.96	9.70	35,368	7,924.56	6,547.05
April 2009	13.90	11.33	29,648	8,185.73	7,761.60
May 2009	$14.44	$13.02	34,695	$8,574.65	$8,212.41

B. Plan of Distribution.
          Not applicable.
C. Markets.
          See “— A. Offer and Listing Details” for information on the stock exchanges on which our common stock is listed and ADSs, each representing one-fourth of one share of our common stock, are listed.
D. Selling Shareholders.
          Not applicable.
E. Dilution.
          Not applicable.

F. Expenses of the Issue.
          Not applicable.
Item 10. Additional Information.
A. Share Capital.
          Not applicable.
B. Memorandum and Articles of Association.
Objects and Purposes in Our Articles of Incorporation
          Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, provides that our corporate purpose is to engage in the following businesses:
•	manufacture, sales and development of electric, electronic, precision, industrial and other equipment, machines, drives, components and other products,

•	insurance agent business,

•	sales, purchase, lease, brokering, and management of moveable and real property,

•	travel agent and advertising businesses, and

•	any other businesses related or incidental to the foregoing businesses mentioned above.
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
General
          Our authorized share capital is 480,000,000 shares, of which 145,075,080 shares were issued and outstanding as of March 31, 2009.
          On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bond, Stocks, etc. (including regulations promulgated thereunder, the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, became subject to the new central clearing system. On the same day, all existing share certificates for such shares became null and void. At present, JASDEC is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments firms (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
          Under the Book-Entry Law, any transfer of such shares is effected through entry in the books maintained under the new central clearing system, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.
          Under the Company Law and the Book-Entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, except in limited circumstances.
          The registered beneficial holder of deposited shares underlying the ADSs is the depository for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.
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
          A + B + C + D - (E + F + G)
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
          For information as to Japanese taxes on dividends, see “-E. Taxation — Japanese Taxation.”
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
          Before a stock split, we must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date. Under the new clearing system, we must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant effective date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

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
Transferability of Shares Representing Less Than One Unit
          Under the new clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchange.
Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares
          A holder of shares representing less than one unit may at any time require us to purchase our shares through the relevant account management institution. These shares will be purchased at:
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
          The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001 as amended and disclosed in subsequent filings.
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
Share Registrar
          The Sumitomo Trust and Banking Company, Limited is the share registrar for the shares. Sumitomo Trust’s office is located at 5-33, Kitahama 4-chome, Chuo-ku, Osaka, 540-0041, Japan. Under the new clearing system, Sumitomo Trust maintains our register of shareholders and records transfers of record ownership upon our receipt of necessary information from JASDEC and other information in the register of shareholders.
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
          Under the Book-Entry Law, we are required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give us notice of the names and addresses of our shareholders, the numbers of shares held by them and other relevant information as of such record date.
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
          In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one “unit” upon the request of the holder of those shares, as described under “— Japanese Unit Share System” above.
American Depositary Receipts
          For information regarding American Depositary Receipts and our depositary, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001 as amended and disclosed in subsequent filings.
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
          On May 29, 2009, the closing price of our shares on the Osaka Securities Exchange was ¥5,530 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement

Over	¥3,000	Less than	¥5,000	¥500
Over	5,000	Less than	10,000	1,000
Over	10,000	Less than	20,000	2,000
          For a history of the trading price of our shares on the Osaka Securities Exchange, see Item 9.A of this annual report.
C. Material Contracts.
          Except as described elsewhere in this Annual Report, we have not entered into any material contracts, other than in the ordinary course of business, within the two years immediately preceding the date of this document or any contract, other than in the ordinary course of business, which contains any provision under which we have any obligation or entitlement which is material to us as at the date of this document.
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
Dividends and Proceeds of Sale
          Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs are issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs. For additional information regarding our ADSs, please see Item 10 of our registration statement on Form 20-F filed on September 18, 2001 as amended and disclosed in subsequent filings.
E. Taxation.
          This section describes the material United States federal income and Japanese tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a dealer or trader in securities or currencies;

•	a tax-exempt organization;

•	an insurance company

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the voting stock of Nidec;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person who acquired shares or ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•	a U.S. expatriate; or

•	a person whose functional currency is not the U.S. dollar.
          This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions and the laws of Japan all as currently in effect, as well as on the income tax treaty between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
          You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
          If a partnership or other pass-through entity is a beneficial owner of our shares or ADSs, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our shares or ADSs, you should consult your tax advisor regarding the tax consequences of owning shares or ADSs.
          You should consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.
          In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.
          Notwithstanding the foregoing, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and Nidec if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.
United States Federal Income Taxation
Taxation of Dividends
          Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules as discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Nidec out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our shares or ADSs will constitute ordinary dividend income.
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
          Dividends will be income from sources outside the United States. Dividends paid will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
Taxation of Capital Gains
          Subject to the PFIC rules as discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 will generally be taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning after December 31, 2010 will generally be taxed at a maximum rate of 20% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations under the Code. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
PFIC Rules
          Nidec believes that its shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Nidec were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if Nidec were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from Nidec will not be eligible for the special tax rates applicable to qualified dividend income if Nidec is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
Information Reporting and Backup Withholding
          In general, information reporting will apply to dividends paid to you in respect of shares or ADSs and the proceeds received by you from the sale, exchange or other disposition of shares or ADSs within the United States unless you are a corporation or other exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.
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
          If we purchase our listed shares by way of a tender offer for the purpose of cancellation with retained earnings, the selling shareholders (both individuals and corporations) are in general required to recognize (i) a deemed dividend corresponding to a price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(iv) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholder’s level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1)(i) of the same law. On the other hand, no deemed dividend is required to be recognized if we purchase our shares at/through the stock market due to the difficulty of identifying each shareholder sold our shares (Article 24(1)(iv) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders who sell our shares on an over-the-counter basis, no deemed dividend is required to be recognized until March 31, 2010 (one year extension is provided for under the 2009 Japanese tax legislation) due to the operation of a temporary measure (Article 9-6 of the Japanese Special Tax Measures Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled are not subject to the deemed dividend taxation (such a tax treatment is introduced under the 2001 tax legislation).
          Unless otherwise provided for in applicable tax treaties, conventions or agreements reduceing the maximum rate of withholding tax, under Japanese taxation law, the withholding rate applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable during the period from January 1, 2004 through December 31, 2011 (2009 tax legislation extended this period). 15% withholding rate will apply thereafter. Notwithstanding the 7% or 15% withholding rate periods above,

20%-withholding-rate applies to dividends paid to any individual shareholder who holds 5% or more of the outstanding shares (Please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1) and (2) of the Japanese Special Tax Measures Law for these withholding rates). Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is generally promulgated as 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the tax treaty between the United States and Japan (the “Treaty”) of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends (those declared on or after July 1, 2004) is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the tax treaty between the US and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar changes are made to the new tax treaty between the United Kingdom and Japan which is applicable to dividends declared on or after January 1, 2007 due to the renewal of the Tax Treaty. The Tax Treaty between France and Japan is also renewed effective from January 1, 2008 under which the standard treaty withholding rate for portfolio investors on dividends is to be reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan will be renewed and expected to come into effect as of January 1, 2009 under which the standard treaty withholding rate for portfolio investors on dividends will also be reduced from 15% to 10%. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine under Article 1(2) of the Treaty, and/or under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.
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
          We do not have a policy of hedging all or a defined portion of specific risks. Accordingly, our decisions with regard to the use of derivative instruments are made on a case-by-case basis, and the nature and quantity of open derivative contracts can vary significantly over time. However, from time to time, we enter into derivative financial instruments which include foreign exchange forward contracts and interest rate swap agreements. Foreign exchange forward contracts are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates on our foreign currency accounts receivables, other receivables and accounts payable. Interest rate swaps are designed to reduce our exposure to losses resulting from adverse fluctuations in interest rates on the underlying financial instruments.
Foreign currency exchange rate risk
Transaction risk
          A significant portion of our business is conducted in currencies other than the Japanese yen, most significantly the U.S. dollar. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, we generally have had a significant net long U.S. dollar position. To the extent that there are any open foreign currency, i.e., U.S. dollar-denominated positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. Foreign exchange gains and losses represent the differences between the value of monetary assets and liabilities when they are originated at exchange rates when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.
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
Foreign currency risk management
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

The table below sets forth the aggregate contract amounts and weighted-average contracted forward rates for annual maturities of the foreign exchange forward contracts for the next five fiscal years.
Foreign currency derivatives at March 31, 2009

	Maturity date
	For the year ending March 31
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Yen in millions)
Foreign Exchange Forward Contracts
Sell U.S. dollars (Buy Yen)
Contract amounts (in millions)	¥66	—	—	—	—	—	¥66	¥(2)
Weighted-average contracted forward Rate (yen per U.S.$1)	94.35	—	—	—	—	—	94.35
Interest rate risk
          We have long-term receivables and debt, with fixed and variable rates. We enter into interest rate swaps and other contracts to reduce our market risk exposure from changes in interest rate and to stabilize the fair values and cash flows of our receivables and debts.
          The table below sets forth information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our loan receivables and debts, it indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter and the items’ fair value. For our interest rate currency swaps, the table presents payment type, notional principal amounts and weighted-average interest rates by expected (contracted) maturity dates and the items’ fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.
Interest rate risk at March 31, 2009

	Maturity date
	For the year ending March 31
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Yen in millions)
Long-term Loan Receivable
Fixed Rate
Principal cash flows	7	85	74	52	14	33	265	274
Weighted-average interest rate	3.22%	2.04%	2.02%	2.18%	2.21%	2.96%	2.22%
Floating Rate
Principal cash flows	0	5	5	5	5	7	27	27
Weighted-average interest rate	1.49%	0.36%	0.52%	0.67%	0.82%	1.54%	0.87%
Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	4	319	27	34	34	238	656	645
Weighted-average interest rate	4.10%	1.44%	0.34%	0.28%	0.29%	0.33%	0.89%
Floating Rate (long-term loan)
Principal cash flows	0	1	1	1	1	3	7	7
Weighted-average interest rate	1.98%	2.15%	2.31%	2.46%	2.61%	2.99%	2.65%

	Maturity date
	For the year ending March 31
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Yen in millions)
Interest Rate Currency Swaps
Fixed rate payments
Principal cash flows (THB)	24	24	24		—	—	72	(1)
Notional amounts	24	24	24		—	—	72
Weighted-average interest rate	6.65%	6.65%	6.65%		—	—	6.65%
Floating rate receivables
Principal cash flows (JPY)	24	24	24		—	—	72
Notional amounts	24	24	24		—	—	72
Weighted-average interest rate	1.30%	1.30%	1.17%		—	—	1.26%
Equity security price risk
          We hold available-for-sale securities and held-to-maturity securities that are included in our marketable securities. At March 31, 2008, the fair value of available-for-sale securities and held-to-maturity securities were ¥13,611 million and ¥100 million, respectively. At March 31, 2009, the fair value of available-for-sale securities and held-to-maturity securities were ¥12,131 million and ¥201 million, respectively.
          If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2009 would be ¥1,213 million.
          For further information relating to marketable securities, see Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Application of Critical Accounting Policies — Other-than-temporary Losses on Marketable Securities” and Note 10 to our consolidated financial statements included in this annual report.
Item12. Description of Securities Other Than Equity Securities.
          Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
          None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
          None.

Item 15. Controls and Procedures.
Disclosure Controls and Procedures
          Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of March 31, 2009. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2009, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.
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
          Our management has evaluated the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
          Based on this assessment, management determined that we maintained effective internal control over financial reporting as of March 31, 2009.
          Our independent registered public accounting firm, Kyoto Audit Corporation, has audited the effectiveness of our internal control over financial reporting as of March 31, 2009, as stated in their report which appears on page F-2 of this annual report on Form 20-F.
Management’s Consideration of Related Party Loan
          During the year ended March 31, 2009, our independent registered public accounting firm reported to our Board of Corporate Auditors that a material weakness in our internal control over financial reporting existed during the year and management also concluded that a material weakness existed during the year. The material weakness was identified in connection with the loan of ¥14,500 million made by the Company to S.N. Kohsan, a company indirectly owned by our Chief Executive Officer. For additional information concerning the loan, including its repayment and an independent investigation of the matter conducted by a special committee of the Board of Corporate Auditors, see “Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Loan to S.N. Kohsan” in this annual report.
          The material weakness is as follows: The Company did not design or operate effective internal control over the authorization of the related party loan. Specifically, the Company did not maintain effective internal control over compliance with or oversight over SEC regulations with respect to financial reporting for related-party loans. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
          During the year management commenced remediation activities to address the material weakness, including increased involvement of U.S. securities counsel and documentation thereof and the adoption of enhanced policies and procedures related to related party transactions, including required approval of all related party transactions by the independent members of the Board of Corporate Auditors. As a result of the remedial measures, management was able to conclude that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as of March 31, 2009. In reaching these conclusions, management considered significant deficiencies existing as of March 31, 2009 which were related to the related party loan. Management also considered other control deficiencies, including a significant deficiency, which were unrelated to the related party loan. Management determined that, individually and in the aggregate, the remaining deficiencies did not constitute a material weakness as of March 31, 2009.
          Management reported the significant deficiencies to the Board of Corporate Auditors. Management considers deficiencies to be significant deficiencies if a deficiency, or a combination of deficiencies, in internal control over financial reporting is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.
          Management continues to enhance and improve certain policies, procedures and protocols to address the existing deficiencies and strengthen internal controls and corporate governance, including developing and providing comprehensive Company-wide training on U.S. securities laws applicable to a foreign private issuer, enhanced training related to U.S. GAAP and a comprehensive review of all policies and procedures to add clarity, references and additional alignment with financial reporting standards. These enhancements were initiated by the Company at the time of the adoption of the remediation plan related to the material weakness, but were not considered elements of the material weakness or as part of the remediation of the material weakness.
Changes in Internal Control over Financial Reporting
          Based on management’s assessment, other than the remedial activities described above under “Management’s Consideration of the Related Party Loan,” there has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.
          Our Board of Corporate Auditors has determined that we do not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors. Our Board of Directors and Board of Corporate Auditors believe that the combined knowledge, skills and experience of the Board of Corporate Auditors, elected and acting in accordance with the Company Law of Japan, enables its members, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002. In addition, the Corporate Auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.
Item 16B. Code of Ethics.
          We have adopted a written code of ethics for our chief executive officer, chief financial officer, chief accounting officer and other senior officers, which was enacted on May 1, 2003 and recently updated on June 6, 2009 as part of our remedial measures discussed in “Item 15. Controls and Procedures.” Our code of ethics is attached to this annual report on Form 20-F as exhibit 11.1.
Item 16C. Principal Accountant Fees and Services.
Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees
          The following table presents the aggregate fees for professional services and other services rendered by Kyoto Audit Corporation, a cooperating firm of PricewaterhouseCoopers, and by member firms of the PricewaterhouseCoopers network to us in fiscal years ended March 31, 2008 and 2009.

			U.S. dollars in
	Yen in millions		thousands
	For the year ended March 31,		For the year ended
Type of Fee	2008	2009	March 31, 2009

Audit Fees (1)	¥796	¥814	$8,287
Audit Related Fees (2)	11	5	51
Tax Fees (3)	18	27	275
All Other Fees (4)	0	14	142

Total	¥825	¥860	$8,755

(1)	Audit fees consist of fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. This includes fees for audits of employee benefit plans, due diligence related to mergers and acquisitions, attestations that are not required by statute or regulation, and consulting on financial accounting and reporting standards.

(3)	Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.

(4)	All other fees include fees for products and services provided other than the services reported above.
          The Board of Corporate Auditors has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of Kyoto Audit Corporation.
          Pursuant to Rule 2-01(c)(7) of Regulation S-X, the Board of Corporate Auditors pre-approves the engagement of our principal accountants and the engagement of the member firms of the PricewaterhouseCoopers network to render audit and non-audit services to us. As a general rule, the Board of Corporate Auditors specifically pre-approves the engagement of such services after examining the details of the proposal engagement submitted by our management. With respect to certain specified audit and non-audit services, once every year, the Board of Corporate Auditors generally pre-approves the engagement of our principal accountants and their affiliates to render such services pursuant to the Board’s pre-approval policies and procedures. Under the pre-approval policies and procedures, services that are the subject of general pre-approval are specifically identified, together with the maximum aggregate fee amount that may be paid for each such service. The Board of Corporate Auditors reviews this list of specific services and related matters on an annual basis. All services to be rendered by our principal accountants or their affiliates that are not specifically identified must be specifically pre-approved by the Board of Corporate Auditors. Even for those services that are specifically identified, the rendering of such services for fees in excess of the maximum aggregate fee amount under the pre-approval policies and procedures must be specifically pre-approved by the Board of Corporate Auditors.
          None of the services described above under this Item 16C were waived from the pre-approval requirement pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
          With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on the exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a Board of Corporate Auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:
(a)	The Board of Corporate Auditors is established, and its members are selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

(b)	Japanese law requires the Board of Corporate Auditors to be separate from the board of directors.

(c)	None of the members of the Board of Corporate Auditors is elected by management, and none of the listed company’s executive officers is a member of the Board of Corporate Auditors.

(d)	Japanese law sets forth standards for the independence of the members of the Board of Corporate Auditors from the listed company or its management.

(e)	The Board of Corporate Auditors, in accordance with Japanese law or the listed company’s governing documents, is responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

(f)	To the extent permitted by Japanese law:
•	the Board of Corporate Auditors establishes procedures for (i) the receipt, retention and treatment of complaints received by the listed company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by the listed company’s employees of concerns regarding questionable accounting or auditing matters;
•	the Board of Corporate Auditors has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company provides for appropriate funding, as determined by its Board of Corporate Auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the Board of Corporate Auditors, and (iii) ordinary administrative expenses of the Board of Corporate Auditors that are necessary or appropriate in carrying out its duties.
          In our assessment, our Board of Corporate Auditors meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above and is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) in acting independently of management and performing the functions of an audit committee as contemplated the Rule.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases.
          The following table sets forth information concerning purchases made by us during the fiscal year ended March 31, 2009.

			Shares	Shares
	Shares		Total number of	Maximum number
	Total	Yen	shares purchased	of shares that may
	number	Average	as part of publicly	yet be purchased
	of shares	price paid	announced plans or	under the plans or
	purchased	per share	programs	programs
2008
April 1 - 30	231	¥6,653	—	1,000,000
May 1 - 31	108	7,650	—	1,000,000
June 1 - 30	208	7,949	—	1,000,000
July 1 - 31	80	7,118	—	1,000,000
August 1 - 31	347	7,759	—	1,000,000
September 1- 30	634	7,004	—	1,000,000
October 1 - 31	231,780	3,976	231,400	768,600
November 1 - 30	580,189	4,084	580,100	5,188,500
December 1- 31	926,846	3,421	926,600	4,261,900
2009
January 1 - 31	494,616	3,772	494,500	3,767,400
February 1 - 28	3,500,201	4,410	3,500,000	267,400
March 1 - 31	136	4,040	—	267,400

Total	5,735,376	¥4,145	5,732,600	267,400

Notes:

(1)	A total of 2,776 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2009, due to our purchase of fractional shares from registered holders of fractional shares at the current market price of those shares. For an explanation of the rights of such shareholders, see “Item 10.B. Additional Information —Memorandum and Articles of Association — Japanese Unit Share System.”

(2)	During the fiscal year ended March 31, 2009, the following share repurchase plans or programs were publicly announced:
•	On February 1, 2008, our Board of Directors approved a share repurchase plan pursuant to which we may purchase from February 4, 2008 to February 3, 2009 up to the lesser of 1,000,000 shares of common stock or the number of shares equivalent to ¥6.0 billion in cost of repurchase.

•	On November 21, 2008, our Board of Directors approved a share repurchase plan pursuant to which we may purchase from November 25, 2008 to November 24, 2009 up to the lesser of 5,000,000 shares of common stock or the number of shares equivalent to ¥25.0 billion in cost of repurchase.
Item 16G. Corporate Governance.
          Companies listed on the New York Stock Exchange, or the “NYSE” must comply with certain listing standards regarding corporate governance under the NYSE’s Listed Company Manual, or the “NYSE Corporate Governance Standards”. Listed companies that are foreign private issuers, such as us, however, are permitted, with certain exceptions, to follow home country practices in lieu of the NYSE Corporate Governance Standards. Our corporate governance practices, which comply with Japanese laws, regulations and stock exchange rules, and the NYSE Corporate Governance Standards followed by U.S. listed companies have the following significant differences:
Director Independence
          A company listed on the NYSE must have a majority of directors that meet the independent requirements under Section 303A of the NYSE’s Listed Company Manual. The Company Law (Law No. 86, 2005) of Japan, or the “Company Law,” does not require Japanese companies with boards of corporate auditors, such as us, to have a director who is independent as defined in the NYSE Corporate Governance Standards, on their boards of directors.
Audit Committee
          A company listed on the NYSE must have an audit committee composed entirely of independent directors. We are generally exempted, with some exceptions, from this requirement by virtue of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934 as amended.
          Consistent with the requirements of the Company Law, our corporate auditors are elected by a resolution at a general meeting of shareholders. We currently have five corporate auditors, which exceeds the minimum of three corporate auditors required by the Company Law, who comprise our board of corporate auditors. Our board of corporate auditors has a statutory duty to monitor, review and report on the administration of our affairs and accounts for the benefit of our shareholders.
          The Company Law requires that at least half of a company’s corporate auditors be “outside auditors,” which is defined as a corporate auditor who has not been a director, executive officer, manager or employee of the company or any of its subsidiaries at any time prior to his or her election. Four of our five current corporate auditors are outside corporate auditors.
Compensation, Nominating and Corporate Governance Committees
          A company listed on the NYSE must have a compensation committee comprised entirely of independent directors. Under the Company Law, we and other Japanese companies with boards of corporate auditors, are not required to establish a compensation committee. The Company Law requires that the total amount of remuneration to be paid to all directors and the total amount of remuneration to be paid to all corporate auditors must be approved by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. The distribution of remuneration among directors is broadly delegated to the board of directors, and distribution of remuneration among corporate auditors is determined by consultation among the corporate auditors.
          A company listed on the NYSE must also have a nominating or corporate governance committee comprised entirely of independent directors. Under the Company Law, we and other Japanese companies with boards of corporate auditors are not required to establish a nominating or corporate governance committee. Pursuant to the Company Law, our board of directors nominates and submits a proposal for election of directors for shareholder approval. Our shareholders elect or dismiss directors by a simple majority of votes at a general meeting of shareholders. Our corporate auditors are also elected or dismissed at a general meeting of shareholders. A proposal by our board of directors to elect a corporate auditor needs the consent of our board of corporate auditors.
Corporate Governance Guidelines
          A company listed on the NYSE must adopt and disclose corporate governance guidelines. Under the Financial Instruments and Exchange Law of Japan and applicable stock exchange rules, we are not required to adopt or disclose corporate governance guidelines. However, we are required to disclose policies and the present status of our corporate governance under the Financial Instruments and Exchange Law of Japan in respect of timely disclosure.
Code of Business Conduct and Ethics
          A company listed on the NYSE must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors and executive officers. Under the Company Law, the Financial Instruments and Exchange Law of Japan and applicable stock exchange rules, we are not required to adopt or disclose such code of business conduct and ethics. However, we maintain and disclose as an exhibit to this annual report the relevant sections of, a “Nidec Code of Ethics,” which we believe is consistent with the code of ethics described under Section 406 of the U.S. Sarbanes-Oxley Act of 2002.
Shareholder Approval of Equity-Compensation Plans
          A company listed on the NYSE must obtain shareholder approval for an equity compensation plan. Under the Company Law, a public company seeking to issue rights to acquire from the company shares of its stock at a prescribed price, or “stock acquisition rights,” must obtain the approval of its board of directors.
          Under the Company Law, if a company desires to adopt an equity-compensation plan in which stock acquisition rights are granted on specially favorable terms to the plan’s recipients, then the company must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.
Executive Sessions
          A company listed on the NYSE must hold regularly scheduled executive sessions where participants are limited to non-management directors. Under the Company Law, Japanese corporations are not required to hold such executive sessions.

PART III
Item 17. Financial Statements.
          In lieu of responding to this item, we have responded to Item 18 of this annual report.
Item 18. Financial Statements.
          The information required by this item is set forth in our consolidated financial statements included in this annual report.
Item 19. Exhibits.

Exhibit
Number	Description

1.1	Articles of Incorporation of Nidec Corporation (English translation)

1.2	Share Handling Regulations of Nidec Corporation (English translation)

1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)
(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008.)

1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)
(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008.)

2.1	Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.)

4.1	Loan Agreement, dated December 3, 2008, between Nidec Corporation and S.N. Kohsan (English translation)

8.1	Subsidiaries of Nidec Corporation

11.1	Code of Ethics (English translation)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
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

NIDEC CORPORATION
By:	/s/ Shigenobu Nagamori
	Name:	Shigenobu Nagamori
	Title:	President, Chief Executive Officer and Representative Director

Date: June 25, 2009

INDEX OF EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation of Nidec Corporation (English translation)

1.2	Share Handling Regulations of Nidec Corporation (English translation)

1.3	Regulations of the Board of Directors of Nidec Corporation (English translation)
(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008.)

1.4	Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)
(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008.)

2.1	Form of Deposit Agreement among Nidec Corporation, Morgan Guaranty Trust Company of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13894) filed on September 7, 2001.)

4.1	Loan Agreement, dated December 3, 2008, between Nidec Corporation and S.N. Kohsan (English translation)

8.1	Subsidiaries of Nidec Corporation

11.1	Code of Ethics (English translation)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
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
(“NIDEC Corporation”):
          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2009and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ Kyoto Audit Corporation
Kyoto, Japan
June 23, 2009

NIDEC CORPORATION
CONSOLIDATED BALANCE SHEETS
ASSETS

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Current assets:
Cash and cash equivalents	¥100,809	¥200,966	$2,045,872
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥795 million on March 31, 2008 and ¥717 million ($7,299 thousand) on March 31, 2009:
Notes	17,205	11,663	118,732
Accounts	148,928	111,548	1,135,580
Inventories	69,818	57,475	585,106
Other current assets	20,238	20,364	207,309

Total current assets	356,998	402,016	4,092,599

Marketable securities and other securities investments	15,273	13,344	135,844
Investments in and advances to affiliated companies	2,102	1,549	15,770

	17,375	14,893	151,614

Property, plant and equipment:
Land	39,389	39,386	400,957
Buildings	110,258	112,934	1,149,690
Machinery and equipment	264,019	255,887	2,604,977
Construction in progress	11,309	11,835	120,483

	424,975	420,042	4,276,107
Less — Accumulated depreciation	(226,146)	(230,357)	(2,345,078)

	198,829	189,685	1,931,029

Goodwill	71,223	71,060	723,404
Other non-current assets, net of allowance for doubtful accounts of ¥1,451 million on March 31, 2008 and ¥1,594 million ($16,227 thousand) on March 31, 2009	27,289	25,230	256,846

Total assets	¥671,714	¥702,884	$7,155,492

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Current liabilities:
Short-term borrowings	¥68,854	¥221,342	$2,253,303
Current portion of long-term debt	29,196	1,883	19,169
Trade notes and accounts payable	121,698	70,398	716,665
Other current liabilities	33,351	24,120	245,547

Total current liabilities	253,099	317,743	3,234,684

Long-term liabilities:
Long-term debt	3,430	2,578	26,245
Accrued pension and severance costs	14,953	15,684	159,666
Other long-term liabilities	12,462	9,192	93,576

Total long-term liabilities	30,845	27,454	279,487

Minority interest in consolidated subsidiaries	68,186	60,539	616,298

Commitments and contingencies (Note 23 and 24)
Shareholders’ equity:
Common stock authorized 2008 and 2009: 480,000,000 shares; issued and outstanding:
2008- 144,987,492 shares / 2009- 145,075,080 shares	66,248	66,551	677,502
Additional paid-in capital	68,859	69,162	704,082
Retained earnings	193,407	212,955	2,167,922
Accumulated other comprehensive income:
Foreign currency translation adjustments	(10,233)	(26,324)	(267,983)
Unrealized gains (losses) on securities	1,016	(417)	(4,245)
Pension liability adjustments	568	(723)	(7,360)
Treasury stock, at cost:
2008- 47,495 shares / 2009- 5,782,871 shares	(281)	(24,056)	(244,895)

Total shareholders’ equity	319,584	297,148	3,025,023

Total liabilities and shareholders’ equity	¥671,714	¥702,884	$7,155,492

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009

Net sales	¥614,651	¥728,756	¥613,458	$6,245,119

Operating expenses:
Cost of products sold	471,325	571,337	482,893	4,915,942
Selling, general and administrative expenses	45,409	50,168	51,795	527,283
Research and development expenses	31,981	29,709	26,964	274,499

	548,715	651,214	561,652	5,717,724

Operating income	65,936	77,542	51,806	527,395

Other income (expense):
Interest and dividend income	2,501	2,869	2,543	25,888
Interest expense	(1,976)	(2,369)	(1,404)	(14,293)
Foreign exchange gain (loss), net	1,815	(13,218)	(3,688)	(37,545)
Gain (loss) from marketable securities, net	943	454	(1,305)	(13,285)
Other, net	(1,605)	(1,023)	(923)	(9,396)

	1,678	(13,287)	(4,777)	(48,631)

Income from continuing operations before income taxes	67,614	64,255	47,029	478,764
Income taxes	(17,945)	(15,930)	(12,464)	(126,886)

Income from continuing operations before minority interest and equity in earnings of affiliated companies	49,669	48,325	34,565	351,878
Minority interest in income of consolidated subsidiaries	8,816	6,485	3,777	38,450
Equity in net losses (income) of affiliated companies	73	(39)	48	489

Income from continuing operations	40,780	41,879	30,740	312,939
Loss on discontinued operations	(848)	(723)	(2,387)	(24,300)

Net income	¥39,932	¥41,156	¥28,353	$288,639

	Yen			U.S. dollars
Per share data:
Earning per share — basic
Income from continuing operations	¥281.89	¥288.99	¥214.04	$2.18
Loss on discontinued operations	(5.86)	(4.99)	(16.62)	(0.17)
Net income	276.03	284.00	197.42	2.01
Earning per share — diluted
Income from continuing operations	¥273.95	¥281.14	¥210.49	$2.14
Loss on discontinued operations	(5.70)	(4.85)	(16.37)	(0.16)
Net income	268.25	276.29	194.12	1.98
Cash dividends	¥40.00	¥50.00	¥60.00	$0.61

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

	Yen in millions
					Accumulated
			Additional		other	Treasury
	Common stock		paid-in	Retained	comprehensive	stock,
	Shares	Amount	capital	earnings	income (loss)	at cost	Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				39,932			39,932
Other comprehensive income (loss):
Foreign currency translation adjustments					6,949		6,949
Unrealized gains from securities, net of reclassification adjustment					(539)		(539)
Minimum pension liability adjustment					(25)		(25)

Total comprehensive income							46,317
Adjustment to initially apply SFAS No. 158, net of tax					403		403

Total							46,720

Dividends paid				(5,786)			(5,786)
Exercise of stock option	119,200	219	234				453
Issuance cost of new stock			(5)				(5)
Purchase of treasury stock						(25)	(25)

Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016

Cumulative effect resulting from the adoption of FIN No. 48				(987)			(987)

Comprehensive income:
Net income				41,156			41,156
Other comprehensive income (loss):
Foreign currency translation adjustments					(17,107)		(17,107)
Unrealized losses on securities, net of reclassification adjustment					(2,308)		(2,308)
Pension liability adjustments					305		305

Total comprehensive income							22,046

Dividends paid				(7,242)			(7,242)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(19)	(19)

Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥319,584

NIDEC CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(continued)

	Yen in millions
					Accumulated
			Additional		other	Treasury
	Common stock		Paid-in	Retained	comprehensive	stock,	Loan to
	Shares	Amount	capital	earnings	loss	at cost	shareholder	Total

Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥—	¥319,584
Adjustment to apply the measurement date provision of SFAS No. 158, net of tax				(106)	(5)			(111)

Comprehensive income:
Net income				28,353				28,353
Other comprehensive income (loss):
Foreign currency translation adjustments					(16,091)			(16,091)
Unrealized losses on securities, net of reclassification adjustment					(1,433)			(1,433)
Pension liability adjustments					(1,286)			(1,286)

Total comprehensive income								9,543

Dividends paid				(8,699)				(8,699)
Conversion of convertible debt	87,588	303	303					606
Purchase of treasury stock						(23,775)		(23,775)
Payment for loan to shareholder							(14,500)	(14,500)
Collection of loan to shareholder							14,500	14,500

Balance at March 31, 2009	145,075,080	¥66,551	¥69,162	¥212,955	¥(27,464)	¥(24,056)	¥—	¥297,148

		U.S. dollars in thousands
					Accumulated
					other	Treasury
			Additional	Retained	comprehensive	stock, at	Loan to
		Common stock	paid-in capital	earnings	loss	cost	shareholder	Total

Balance at March 31, 2008		$674,417	$700,997	$1,968,919	$(88,048)	$(2,861)	$—	$3,253,424
Adjustment to apply the measurement date provision of SFAS No. 158, net of tax				(1,079)	(51)			(1,130)

Comprehensive income:
Net income				288,639				288,639
Other comprehensive income (loss):
Foreign currency translation adjustments					(163,809)			(163,809)
Unrealized losses on securities, net of reclassification adjustment					(14,588)			(14,588)
Pension liability adjustments					(13,092)			(13,092)

Total comprehensive income								97,150

Dividends paid				(88,557)				(88,557)
Conversion of convertible debt		3,085	3,085					6,170
Purchase of treasury stock						(242,034)		(242,034)
Payment for loan to shareholder							(147,613)	(147,613)
Collection of loan to shareholder							147,613	147,613

Balance at March 31, 2009		$677,502	$704,082	$2,167,922	$(279,558)	$(244,895)	$—	$3,025,023

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Cash flows from operating activities:
Net income	¥39,932	¥41,156	¥28,353	$288,639
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29,997	36,334	32,147	327,263
Amortization	690	1,638	1,933	19,678
(Gain) loss from marketable securities, net	(943)	(454)	1,305	13,285
Loss on sales, disposal or impairment of property, plant and equipment	1,737	1,636	1,282	13,051
Deferred income taxes	(995)	2,065	1,085	11,046
Minority interest in income of consolidated subsidiaries	8,130	6,082	2,882	29,339
Equity in net losses (income) of affiliated companies	73	(39)	48	489
Foreign currency adjustments	368	8,305	2,091	21,287
Accrual for pension and severance costs, net payments	(1,908)	(1,551)	366	3,726
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(10,414)	26	38,041	387,264
Decrease (increase) in inventories	1,805	(5,575)	11,238	114,405
(Decrease) increase in notes and accounts payable	(4,223)	5,949	(46,469)	(473,063)
Increase (decrease) in accrued income taxes	2,491	(3,601)	(3,631)	(36,964)
Other	(2,017)	2,845	(4,440)	(45,201)

Net cash provided by operating activities	¥64,723	¥94,816	¥66,231	$674,244

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Cash flows from investing activities:
Additions to property, plant and equipment	¥(39,144)	¥(35,660)	¥(38,501)	$(391,948)
Proceeds from sales of property, plant and equipment	1,089	2,010	865	8,806
Purchases of marketable securities	(4)	(231)	(3,609)	(36,740)
Proceeds from sales of marketable securities	1,071	2,761	76	774
Acquisitions of consolidated subsidiaries, net of cash acquired	(25,322)	(2,619)	(756)	(7,696)
Payments for additional investments in subsidiaries	(16,588)	(8,043)	(9,286)	(94,533)
Other	(37)	(1,942)	(1,448)	(14,742)

Net cash used in investing activities	(78,935)	(43,724)	(52,659)	(536,079)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	22,649	(15,123)	153,934	1,567,077
Proceeds from issuance of long-term debt	—	137	384	3,909
Repayments of long-term debt	(6,696)	(3,966)	(2,067)	(21,042)
Redemption of corporate bonds	—	—	(26,412)	(268,879)
Proceeds from issuance of new shares	438	761	—	—
Purchases of treasury stock	(25)	(19)	(23,775)	(242,034)
Payment for loan to shareholder	—	—	(14,500)	(147,613)
Collection of loan to shareholder	—	—	14,500	147,613
Dividends paid	(5,786)	(7,242)	(8,699)	(88,557)
Other	(1,637)	(1,828)	(2,205)	(22,448)

Net cash provided by (used in) financing activities	8,943	(27,280)	91,160	928,026

Effect of exchange rate changes on cash and cash equivalents	1,974	(11,787)	(4,575)	(46,574)

Net (decrease) increase in cash and cash equivalents	(3,295)	12,025	100,157	1,019,617
Cash and cash equivalents at beginning of year	92,079	88,784	100,809	1,026,255

Cash and cash equivalents at end of year	¥88,784	¥100,809	¥200,966	$2,045,872

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of operations:
          NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacturing and marketing of i) small precision motors, which include spindle motors for hard disk drives, motors for optical disk drives, small precision fans and other small motors; ii) mid-size motors, which are used in automobiles, various electric household appliances and industrial equipment; iii) machinery, which includes, semi-conductor manufacturing supplies, test systems, measuring equipment, power transmission equipment, factory automation systems, card readers and industrial robots; iv) electronic and optical components, which include camera shutters, camera lens units, switches, trimmer potentiometers, motor driven actuator units, processing and precision plastic mold products; and v) other products, which include auto parts, pivot assemblies, other components and other services. Manufacturing operations are located primarily in Japan and Asia (China, Thailand, the Philippines, Singapore and Vietnam), and sales subsidiaries are primarily located in Asia, North America and Europe.
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
Estimates —
          The preparation of NIDEC’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the allowance for doubtful accounts, depreciation and amortization of long-lived assets, valuation allowance for deferred tax assets, fair value of financial instruments, uncertain tax positions, pension liabilities and the recoverability of long-lived assets and goodwill. Actual results could differ from those estimates.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Basis of consolidation and accounting for investments in affiliated companies —
          The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Companies over which NIDEC exercises significant influence, but which it does not control, are classified as affiliated companies and accounted for using the equity method. Consolidated net income includes NIDEC’s equity in current earnings (losses) of such companies, after elimination of unrealized intercompany profits.
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
          FASB Interpretation No.46R (“FIN46R”), “Consolidation of Variable Interest Entities — an interpretation of ARB No.51” requires the consolidation or disclosure of variable interest entities. During the year ended March 31, 2009, an entity was identified as a variable interest entity in accordance with FIN 46R, but NIDEC was not the primary beneficiary. NIDEC does not hold any variable interest entities to be consolidated.
Translation of foreign currencies —
          Non monetary asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the year-end exchange rates and all income and expense accounts are translated at exchange rates that approximate those prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.
          Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rates and the resulting transaction gains or losses are taken into income.
Cash and cash equivalents —
          Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Inventories —
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
Marketable securities —
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
Derivative financial instruments —
          NIDEC employs derivative financial instruments, including interest rate swaps, interest rate currency swaps, and foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivative contracts are marked to market and changes in value, both increases and decreases, are recognized directly in the consolidated statement of income. There are no derivatives designated as hedges or accounted for as hedges under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”.
Property, plant and equipment —
          Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method to reflect the manner in which the machinery is used due to short product cycles and rapid technology changes by the Company and its Japanese subsidiaries, and on the straight-line method for foreign subsidiary companies at rates based on the estimated useful lives of the assets. Estimated useful lives range from 10 to 20 years for most spindle motor factories, from 7 to 47 years for factories to produce other products, 50 years for the head office and sales offices, from 2 to 22 years for leasehold improvement, and from 2 to 15 years for machinery and equipment.
          Depreciation expense amounted to ¥29,997 million, ¥36,334 million, and ¥32,147million ($327,263 thousand) for the years ended March 31, 2007, 2008, and 2009, respectively.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Lease—
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
Goodwill —
          Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but tested annually for impairment. NIDEC tests for impairment at the reporting unit level on January 1st of each year. In addition, NIDEC tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This test is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on discounted future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.
Long-lived assets —
          NIDEC reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. The amount of the impairment loss to be recorded is calculated as the excess of the assets group’s carrying value over its fair value. Long-lived assets that are to be disposed of other than by sale are considered to be held and used until the disposal. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less costs to sell. Reductions in carrying value are recognized in the period in which long-lived assets are classified as held for sale.
Revenue recognition —
          NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. For small precision motors, mid-size motors and electronic and optical components, these criteria are generally met at the time a product is delivered to the customers’ site which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment for export sales (FOB shipping point). Revenue for machinery sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Research and development expenses—
          Research and development expenses, mainly consisting of personnel and depreciation expenses at research and development branches, are charged to operations as incurred.
Advertising costs —
          Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥337 million, ¥372 million, and ¥300 million ($3,054 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.
Income taxes —
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
Earnings per share —
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
Other comprehensive income —
          NIDEC’s other comprehensive income is primarily comprised of unrealized gains and losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments to recognize pension liabilities associated with NIDEC’s defined benefit pension plans.
Stock-based compensation—
          NIDEC adopted SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment” using the modified-prospective transition method. There were no new awards vested or were granted after June 15, 2005, the effective date. NIDEC omitted the disclosures of stock options which were exercisable for the period from July 1, 2004 to June 30, 2007, because the exercises are not material to the financial statements.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Reclassification
          Certain reclassifications of previously reported amounts have been made to the consolidated statements of income and cash flows for the years ended March 31, 2007 and 2008 to conform to the current year presentation.
          As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business which had been included in the NSNK and All others reporting segments. NIDEC’s results of operations do not include the impact of the OPU business pursuant to the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. The prior period OPU impact included in the results for the year ended March 31, 2007 and 2008 have also been excluded from the results of operation, retrospectively.
Accounting Changes
          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, (“FSP FAS 157-2”), “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delays the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. NIDEC adopted SFAS 157 as of April 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements, as discussed in note No. 21 “Fair value”. NIDEC is currently evaluating the potential impact from adopting FSP FAS 157-2 on its consolidated financial position, results of operations and liquidity.
          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”) “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The measurement date provision of SFAS 158 requires that the measurement of plan assets and benefit obligations be as of the date of the employer’s statement of financial position, not up to three months earlier as had been permitted by Statements 87 and 106. NIDEC adopted this provision of SFAS 158 as of April 1, 2008, as discussed in note No. 15 “Pension and severance plans”.
          In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of FASB Statement No. 115”. SFAS 159 enables entities to choose to measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. NIDEC adopted SFAS 159 as of April 1, 2008. The adoption of SFAS 159 did not have an impact on NIDEC’s consolidated financial position, results of operations or liquidity as NIDEC did not elect to report any financial assets and liabilities under the fair value option.
          In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
understand their effects on an entity’s financial position, financial performance, and cash flows. NIDEC adopted SFAS 161 as of January 1, 2009. The required disclosures are presented in note No. 20 “Derivatives”. The adoption of SFAS 161 did not have an impact on NIDEC’s consolidated financial position, results of operations or liquidity as it is disclosure-only in nature.
          In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. NIDEC adopted SFAS 162 as of November 15, 2008. The adoption of SFAS 162 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.
Recent Accounting Pronouncements to be adopted in future periods
          In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”. SFAS 141R requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal year beginning on or after December 15, 2008. NIDEC is currently evaluating the potential impact from adopting SFAS 141R on its consolidated financial position, results of operations and liquidity.
          In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS 160 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in the consolidated balance sheets, and separate identification and presentation in the consolidated statement of income of net income attributable to the entity and the noncontrolling interest. SFAS 160 also requires all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation be recognized as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. NIDEC is currently evaluating the potential impact from adopting SFAS 160 on its consolidated financial position, results of operations and liquidity.
          In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165 (“SFAS 165”), “Subsequent Events”. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires the disclosure of the date through which subsequent events have been evaluated. SFAS 165 is effective for interim and annual periods ending after June 15, 2009. NIDEC is currently evaluating the potential impact from adopting SFAS 165 on its consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166 (SFAS 166), “Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140”. SFAS 166 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets. SFAS 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. NIDEC is currently evaluating the potential impact from adopting SFAS 166 on its consolidated financial position, results of operations and liquidity.
          In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167 (SFAS 167), “Amendments to FASB Interpretation No. 46(R)”. SFAS 167 requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. NIDEC is currently evaluating the potential impact from adopting SFAS 167 on its consolidated financial position, results of operations and liquidity.
3. U.S. dollar amounts:
          U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥98.23 = U.S. $1, the approximate current exchange rate at March 31, 2009, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2009.
4. Acquisitions and dispositions:
          On November 8, 2006, NIDEC acquired a 98.9% share in Fujisoku Corporation (“FSKC”). FSKC manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments. The purchase consideration for the investment in FSKC was ¥1,031 million and NIDEC acquired 145,956 shares, and goodwill of ¥1,987 million was recognized at the acquisition date.
          On December 27, 2006, NIDEC acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, NIDEC has included seven additional companies (“NMA group”) in its scope of consolidation as wholly owned subsidiaries of NIDEC. NMA group manufactures motors and actuators for automobiles such as the air flow system, body closure system, occupant positioning system, brake system, etc. The purchase consideration for the

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
investment in NMA Group was ¥15,710 million and goodwill of ¥6,772 million was recorded at the acquisition date.
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
          On April 27, 2007, NIDEC acquired 18,203,000 shares (or, 51.7%) of the common stock in Japan Servo Co., Ltd. (“JSRV”), currently Nidec Servo Corporation (“NSRV”), which manufactures and sells motors and motor applied products. Since NIDEC already owned 1,466 shares of NSRV’s common stock prior to April 27, 2007, total shares and purchase price for NSRV were 18,204,466 and ¥4,810 million, respectively. NIDEC recognized goodwill amounting to ¥572 million as a result of this acquisition. During the period between April 27, 2007 and March 31, 2008, NIDEC acquired an additional 3,288,000 shares of NSRV’s common stock, increasing its ownership interest in NSRV to 61.1%. As a result, the number of shares of NSRV’s common stock held by NIDEC totaled 21,492,466, representing a ¥6,611 million purchase price in total, and recognized preliminary goodwill amounted to ¥1,610 million as of March 31, 2008.
          On June 13, 2008, NIDEC acquired all of the voting rights of Shanghai Nidec Automotive Electric Motors Limited. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity. In addition, on August 1, 2008, NIDEC acquired an additional 3,500 new stocks of Copal Yamada Corporation. NIDEC had already owned 3,000 shares of Copal Yamada Corporation prior to August 1, 2008. As a result, the number of shares of Copal Yamada Corporation’s common shares held by NIDEC became 68.4%. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.
          On March 31, 2009, NIDEC disposed all of the shares of Nidec Nemicon Corporation, its subsidiary. This disposition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.
          The total cost of these acquisitions have been allocated to the assets acquired and the liabilities assumed based on their respective fair values at the date of the acquisitions in accordance with SFAS 141, “Business Combinations”.
          The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2007 and 2008, as if the acquisitions of these companies had occurred on April 1, 2006. The pro forma results for the year ended March 31, 2009 were not presented as the adjustments were not material. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

	Yen in millions
	For the year ended
	March 31
	(Unaudited)
	2007	2008
Pro forma net sales	¥697,505	¥745,006
Pro forma net income	37,260	40,684

	Yen
Pro forma net income per common share
— basic	¥257.56	¥280.75
— diluted	250.30	273.12

     The assets acquired and liabilities assumed upon consolidation for the year ended March 31, 2007 are as follows:

	Yen in millions
	For the year ended March 31, 2007
	NMA	FSKC	NBC	TOTAL
Cash and cash equivalents	¥3,681	¥346	¥924	¥4,951
Accounts receivable	6,043	1,681	1,598	9,322
Inventories	1,901	1,348	1,241	4,490
Other current assets	787	551	679	2,017
Property, plant and equipment	8,923	1,324	5,984	16,231
Goodwill	6,772	1,987	8,134	16,893
Other non-current assets	10,688	478	1,400	12,566

Total assets acquired	38,795	7,715	19,960	66,470

Short-term borrowings and current portion of long-term debt	(7,936)	(2,222)	(2,599)	(12,757)
Accounts payable	(5,303)	(1,647)	(650)	(7,600)
Other current liabilities	(2,048)	(391)	(1,507)	(3,946)
Long-term debt	(176)	(1,951)	(550)	(2,677)
Other non-current liabilities	(7,622)	(473)	(150)	(8,245)

Total liabilities assumed	(23,085)	(6,684)	(5,456)	(35,225)

Minority interest	—	(0)	(972)	(972)
Purchase price	15,710	1,031	13,532	30,273
Cash acquired	(3,681)	(346)	(924)	(4,951)

Net cash paid	¥12,029	¥685	¥12,608	¥25,322

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          For the year ended March 31, 2008 NIDEC adjusted goodwill and the fair value of the assets acquired and liabilities assumed to reflect the final purchase price allocations in respect of both NMA Group and NBC. The following table shows the adjustments to amounts recognized in the preliminary purchase allocations represented in the former table.

	Yen in millions
	NMA	NBC	TOTAL
Inventories	¥—	¥176	¥176
Property, plant and equipment	1,265	585	1,850
Goodwill	(995)	(652)	(1,647)
Other non-current assets	(213)	9	(204)

Total assets acquired	57	118	175

Other non-current liabilities	(57)	(118)	(175)

Total liabilities assumed	¥(57)	¥(118)	¥(175)

          The assets and liabilities assumed upon consolidation for the year ended March 31, 2008 are as follows;

Yen in millions
For the year
ended
March 31,
2008
NSRV
Cash and cash equivalents	¥2,191
Accounts receivable	9,018
Inventories	4,189
Other current assets	1,201
Property, plant and equipment	6,752
Goodwill	572
Other non-current assets	1,900

Total assets acquired	25,823

Short-term borrowings and current portion of long-term debt	(6,126)
Accounts payable	(5,499)
Other current liabilities	(1,998)
Long-term debt	(619)
Other non-current liabilities	(3,019)

Total liabilities assumed	(17,261)

Minority interest	(3,752)
Purchase price	4,810
Cash acquired	(2,191)

Net cash paid	¥2,619

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          For purpose of segment disclosure, the goodwill was assigned to each operating segments as follows.

	Yen in millions
	March 31,
	2007	2008

NSRV	—	¥486
NMA	¥6,772	—

All others	10,121	86

	¥16,893	¥572

          A summary of the major identified capitalized intangible assets for the purchase of NMA is as follows.

	Years	Yen in millions
	weighted average	March 31, 2007
	amortization	Gross carrying
	period	amounts
Proprietary technology	10	¥2,364
Customer relationships	12	7,277
Other	2 to 10	360

Total		¥10,001

     No material intangible asset was identified with regard to the business acquisitions of FSKC and NBC in 2007.

	Years	Yen in millions
	weighted average	March 31, 2008
	amortization	Gross carrying
	period	amounts
Patent rights	8	¥86
Proprietary technology	20	50
Customer relationships	1	6
Other	6	4

Total		¥146

          There was no material pre-existing contractual relationship under the Emerging Issues Task Force 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”, in relation to these business acquisitions.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
5. Goodwill and other intangible assets
          Intangible assets subject to amortization are summarized as follows:

					U.S dollars
	Yen in millions				in thousands
	March 31				March 31,
	2008		2009		2009
	Gross		Gross		Gross
	carrying	Accumulated	carrying	Accumulated	carrying	Accumulated
	amounts	amortization	amounts	amortization	amounts	amortization
Patent rights	¥564	¥180	¥507	¥232	$5,161	$2,362
Proprietary technology	2,422	298	1,959	433	19,943	4,408
Customer relationships	7,095	799	5,600	1,103	57,009	11,229
Software	5,408	2,084	6,297	2,480	64,105	25,247
Other	1,541	537	1,422	585	14,476	5,955

Total	¥17,030	¥3,898	¥15,785	¥4,833	$160,694	$49,201

          The weighted average amortization period for patent rights, proprietary technology, customer relationships and software are 10 years, 10 years, 12 years and 5 years, respectively.
          Total amortization of intangible assets for the years ended March 31, 2007, 2008 and 2009 amounted to ¥542 million, ¥1,540 million and ¥1,784 million ($18,161 thousand), respectively.
          Total indefinite lived intangible assets amounted to ¥142 million and ¥145 million ($1,476 thousand) as of March 31, 2008 and 2009, respectively.
          The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

	Yen in	U.S dollars
	millions	in thousands

Years ending March 31,
2010	¥1,807	$18,396
2011	1,667	16,970
2012	1,499	15,260
2013	1,376	14,008
2014	¥1,116	$11,361

          Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. On April 1, 2002, NIDEC adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount occurs, NIDEC would recognize an impairment.
          NIDEC has completed the annual impairment test for existing goodwill as required by SFAS No. 142 as of January 1, 2009. For the years ended March 31, 2007, 2008 and 2009, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
of its carrying amount. Accordingly, for the years ended March 31, 2007, 2008 and 2009, no goodwill impairment loss has been recorded.
          Due to discontinued OPU business, an impairment loss of ¥357 million of goodwill in “All Others” segment was recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”.
          The carrying amounts of goodwill by operating segment as of March 31, 2008 and 2009 are as follows. Operating segment information is described at note No.26 (2).

			U.S dollars
	Yen in millions		in thousands
	March 31,		March 31,
	2008	2009	2009
NSNK	¥20,925	¥22,445	$228,494
NCPL	13,289	13,223	134,613
NTSC	829	816	8,307
NCEL	4,346	4,564	46,462
NSRV	1,367	1,384	14,089
NSBC	1,240	1,240	12,623
NSCJ	1,280	1,280	13,031
NMA	5,942	5,293	53,884
NNSN	738	820	8,348
All others	21,267	19,995	203,553

	¥71,223	¥71,060	$723,404

          The changes in the carrying amount of goodwill for the year ended March 31, 2008 and 2009 are as follows:

			U.S dollars
	Yen in millions		in thousands
	2008	2009	2009
Balance as of April 1	¥67,780	¥71,223	$725,064
Acquisition	572	439	4,469
Acquisition of minority interests	4,518	2,245	22,854
Purchase price allocation adjustments	(1,647)	—	—
Impairment loss	—	(357)	(3,634)
Disposition	—	(5)	(51)
Translation adjustments	—	(2,485)	(25,298)

Balance as of March 31	¥71,223	¥71,060	$723,404

6. Supplemental cash flow information:
          Cash payments for income taxes were ¥15,965 million, ¥17,019 million and ¥13,315 million ($135,549 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. Interest payments during the years ended March 31, 2007, 2008 and 2009 were ¥1,907 million, ¥2,501 million and ¥1,441 million ($14,670 thousand), respectively.
          Tax benefits related to a stock-based compensation plan of ¥16 million and ¥9 million

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
were classified as operating cash flows for the years ended March 31, 2007 and 2008, respectively. There was no impact for the year ended March 31, 2009.
          Because of the share exchange of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., LTD., on September 1, 2006, NIDEC’s shares of SMBC Friend Securities Co., LTD. were exchanged for the shares of the company, Sumitomo Mitsui Financial Group. As a result of this share exchange, NIDEC recognized a gain of ¥45 million for the year ended March 31, 2007, which is included in the ¥943 million of “Gain from marketable securities, net”. Because of the share exchange of Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ Securities Co., LTD., on September 30, 2007, NIDEC’s shares of Mitsubishi UFJ Securities Co., LTD., were exchanged for the shares of the company, Mitsubishi UFJ Financial Group. As a result of this share exchange, NIDEC recognized a gain of ¥1 million for the year ended March 31, 2008, which is included in the ¥454 million of “Gain from marketable securities, net”. There was no impact for the year ended March 31, 2009.
          Capital leasing receivables of ¥663 million ($6,749 thousand) was obtained for the year ended March 31, 2009.
          Capital lease obligations of ¥1,281 million, ¥1,075 million and ¥762 million ($7,757 thousand) were incurred for the years ended March 31, 2007, 2008 and 2009, respectively.
          Conversion of convertible debt into common stock was ¥606 million ($6,169 thousand) for the year ended March 31, 2009. There was no impact for the years ended March 31, 2007 and 2008, respectively.
7. Allowance for doubtful accounts:
          NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.
          An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2007, 2008 and 2009 is as follows:

				U.S. dollars
	Yen in millions			in thousands
	2007	2008	2009	2009
Allowance for doubtful accounts at April 1	¥2,184	¥2,163	¥2,246	$22,865
Provision for doubtful accounts, net of reversal	117	312	349	3,552
Write-offs	(375)	(149)	(273)	(2,779)
Acquisition and other	229	95	(4)	(41)
Translation adjustment and other	8	(175)	(7)	(71)

Allowance for doubtful accounts at March 31	¥2,163	¥2,246	¥2,311	$23,526

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
8. Inventories:
          Inventories consist of the following:

			U.S. dollars
	Yen in millions		In thousands
	March 31		March 31,
	2008	2009	2009
Finished goods	¥32,735	¥26,521	$269,989
Raw materials	17,849	13,004	132,383
Work in process	16,164	14,567	148,295
Project in progress	816	1,124	11,442
Supplies and other	2,254	2,259	22,997

	¥69,818	¥57,475	$585,106

9. Other current assets:
          Other current assets as of March 31, 2008 and 2009 consist of the following:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Deferred tax assets (Note 18)	¥6,896	¥7,409	$75,425
Other receivable	4,271	5,741	58,444
Time deposit	3,851	2,932	29,848
Other	5,220	4,282	43,592

	¥20,238	¥20,364	$207,309

          “Other” primarily consists of tax receivable and prepaid expenses.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
10. Marketable securities and other securities investments:
          Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2008
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	¥6,239	¥7,663	¥291	¥13,611

Held-to-maturity
Japanese government debt securities	100	—	—	100

	¥6,339	¥7,663	¥291	¥13,711

Securities not practicable to fair value
Equity securities	¥1,562

	Yen in millions
	March 31, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	¥9,285	¥3,502	¥656	¥12,131

Held-to-maturity
Japanese government debt securities	201	—	—	201

	¥9,486	¥3,502	¥656	¥12,332

Securities not practicable to fair value
Equity securities	¥1,012

	U.S. dollars in thousands
	March 31, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	$94,523	$35,651	$6,678	$123,496

Held-to-maturity
Japanese government debt securities	2,046	—	—	2,046

	$96,569	$35,651	$6,678	$125,542

Securities not practicable to fair value
Equity securities	$10,302

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          During the years ended March 31, 2007, 2008 and 2009, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥539 million, ¥2,308 million and ¥1,433 million ($14,588 thousand), respectively.
          Proceeds from sales of available-for-sale securities were ¥1,611 million, ¥2,221 million and ¥317 million ($3,227 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. On those sales, gross realized gains were ¥1,118 million, ¥805 million and ¥241 million ($2,453 thousand) and gross realized losses were ¥0 million, ¥7 million and ¥4 million ($41 thousand), respectively.
          Based on the business combination of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd. as of September 1, 2006, NIDEC recorded a gain, amounting to ¥45 million from the exchange of NIDEC’s shares in SMBC Friend Securities to those of the new company, Sumitomo Mitsui Financial Group in accordance with EITF 91-5, Nonmonetary Exchange of Cost-Method Investments.
          Based on the business combination of Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ Securities Co., Ltd. as of September 30, 2007, NIDEC recorded a gain, amounting to ¥1 million from the exchange of NIDEC’s shares in Mitsubishi UFJ Securities to those of the new company, Mitsubishi UFJ Financial Group in accordance with EITF 91-5.
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
          The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2009.

	Yen in millions		Yen in millions
	Less than 12 months		12 months or more
	Fair	Unrealized	Fair	Unrealized
	value	loss	value	loss
Equity securities	¥1,950	¥468	¥552	¥188

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

	U.S. dollars in thousands		U.S. dollars in thousands
	Less than 12 months		12 months or more
	Fair	Unrealized	Fair	Unrealized
	value	loss	value	loss
Equity securities	$19,851	$4,764	$5,619	$1,914

          NIDEC presumes a decline in value of investment securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of March 31, 2009, NIDEC determined that the decline in value for investment securities with unrealized losses shown in the above table is temporary in nature.
11. Investments in and transactions with affiliated companies:
          Summarized financial information for affiliated companies accounted for using the equity method is shown below:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Current assets	¥6,573	¥3,659	$37,249
Non-current assets	7,424	4,844	49,313

Total assets	¥13,997	¥8,503	$86,562

Current liabilities	¥8,889	¥5,029	$51,196
Long-term liabilities	25	—	—
Shareholders’ equity	5,083	3,474	35,366

Total liabilities and shareholders’ equity	¥13,997	¥8,503	$86,562

NIDEC’s share of shareholders’ equity	¥1,932	¥1,390	$14,150

NIDEC’s investment in equity-method affiliates	¥1,946	¥1,158	$11,789

Loan receivable from affiliated companies	¥156	¥122	$1,242

Number of affiliated companies at end of period	5	3

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
	Yen in millions			in thousands
				For the
	For the year ended			year ended
	March 31			March 31,
	2007	2008	2009	2009
Net revenues	¥11,693	¥16,848	¥11,722	$119,332
Gross profit	957	1,532	966	9,834
Net income (loss)	31	171	(223)	(2,270)

NIDEC’s share of net income (loss)	(16)	45	(80)	(815)
Adjustments	(57)	(6)	32	326

Equity (loss) income	¥(73)	¥39	¥(48)	$(489)

          As of March 31, 2007, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NTN-Nidec (Zhejiang) Corporation (“NNSC”) (40.00%), NTN-Nidec (Thailand) Co., Ltd. (“NNTC”) (40.00%), Nidec Development Philippines Corporation (“NDF”) (39.99%) and Copal Yamada Corporation (“CYC”) (28.59%).
          Our investment in an affiliated company, Seijin-Sankyo Control Devices Co., Ltd. (“SCD”), accounted for using the equity method, had a carrying value of ¥338 million as of March 31, 2006. Its quoted value was ¥1,243 million. NIDEC’s interest in SCD was sold during the year ended March 31, 2007.
          As of March 31, 2008, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NNSC (40.00%), NNTC (40.00%), NDF(39.99%), CYC (28.63%) and, Copal Yamada (Vietnam) Co., Ltd. (“CYVC”) (28.63%).
          As of March 31, 2009, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NNSC (40.00%), NNTC (40.00%) and NDF(39.99%).
          CYC and CYVC became NIDEC’s consolidated subsidiaries during the year ended March 31, 2009.
          Account balances and transactions with affiliated companies are presented below:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Trade notes and accounts receivable	¥299	¥181	$1,843
Trade notes and accounts payable	¥3,006	¥2,072	$21,093

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
	Yen in millions			in thousands
				For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Sales of products	¥1,739	¥552	¥330	$3,359
Purchases of goods	¥9,822	¥13,482	¥10,126	$103,085

          NIDEC’s primary transactions with affiliates relate to purchases of components in arms length transactions. The purchases amount is primarily composed of purchases of fluid dynamic bearing units made of sintered alloy metal for the production of hard disk drive spindle motors.
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
          For the year ended March 31, 2009, sales of products to affiliated companies decreased mainly due to the decrease of sales to NNTC. Purchases of goods from affiliated companies for the year ended March 31, 2009 decreased compared to the year ended March 31, 2008, mainly due to a decrease in the transactions with NNSC and NNTC.
          Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2007, 2008 and 2009 were ¥40 million, ¥1 million and ¥1 million ($10 thousand), respectively.
12. Other non-current assets:
          Other non-current assets as of March 31, 2008 and 2009 consist of the following:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Intangible assets *1	¥13,132	¥10,952	$111,493
Deferred tax assets	11,098	11,264	114,670
Other *2	3,059	3,014	30,683

	¥27,289	¥25,230	$256,846

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Notes:

*1.	“Intangible assets” information is described at note No. 5 “Goodwill and other intangible assets”

*2.	“Other” primarily consists of deposits and long-term receivables.
13. Short-term borrowings and long-term debt:
     Short-term borrowings at March 31, 2008 and 2009 consist of the following:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Loans, principally from banks with average interest at March 31, 2008 and 2009 of 1.53% and 0.53% per annum, respectively	¥68,854	¥221,342	$2,253,303

          At March 31, 2009, NIDEC had unused lines of credit amounting to ¥42,132 million ($428,912 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.
          Long-term debt at March 31, 2008 and 2009 is comprised of the following:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Secured loans, representing obligations principally to banks
Due 2008 with interest ranging 2.07% per annum in 2008	¥8	—	—
Unsecured loans, representing obligations principally to banks and an insurance company
Due 2008 to 2026 in 2008 with interest ranging from 0.00% to 6.40% per annum in 2008
Due 2009 to 2026 in 2009 with interest ranging from 0.00% to 6.40% per annum in 2009	302	¥663	¥6,750
Zero coupon convertible bonds, due 2008
Convertible at ¥6,914 for one common share, redeemable before due date (see notes below)	27,089	—	—
Long-term capital lease obligations
Due 2008 to 2015 in 2008, with interest from 0.19% to 7.03% per annum in 2008
Due 2009 to 2015 in 2009, with interest from 0.19% to 5.85% per annum in 2009	5,227	3,798	38,664

	32,626	4,461	45,414
Less — Current portion due within one year	(29,196)	(1,883)	(19,169)

	¥3,430	¥2,578	$26,245

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Notes:

1.	Detail of Zero coupon 0.0% convertible bonds, due 2008 is as follow;

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Principal amount	¥27,000	—	—
Unamortized discount	89	—	—

Total	¥27,089	—	—

2.	The yen denominated zero coupon convertible bonds with stock acquisition rights due 2008, which were listed on London Stock Exchange, were issued on October 17, 2003, and were redeemable at 100% of face value on October 17, 2008 (maturity date). The face value of the bonds was ¥30,000 million and the issue price was 103.00% of the face value.

On October 17, 2008, NIDEC redeemed the bonds at maturity. The total bonds redeemed were ¥26,412 million ($268,879 thousand). NIDEC financed the redemption cost by borrowings from banks.
          The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

		U.S. dollars
	Yen in millions	in thousands
	Year ending March 31
2010	¥1,883	$19,169
2011	1,249	12,715
2012	700	7,126
2013	303	3,085
2014	76	774
2015 and thereafter	¥250	$2,545

          At March 31, 2008, lands and buildings with carrying value of ¥330 million, and ¥260 million, respectively, were pledged as collateral for bank borrowings. During the fiscal year ended March 31, 2009, NIDEC repaid the bank borrowings of ¥8 million ($81 thousand). As a result of the repayment, NIDEC had no secured loans as of March 31, 2009.
          Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. There was no collateral furnished pursuant to the standard agreements with banks as of March 31, 2009.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
14. Other current liabilities:
          Other current liabilities as of March 31, 2008 and 2009 consist of the following:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Accrued expenses	¥17,533	¥13,995	$142,472
Income taxes payable	5,942	3,008	30,622
Payable for property, plant and equipment	3,305	2,342	23,842
Other	6,571	4,775	48,611

	¥33,351	¥24,120	$245,547

          “Other” primarily consists of notes payable for equipment.
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
          For the years ended March 31, 2007 and 2008, NIDEC assumed pension liabilities as a result of business acquisitions of ¥4,587 million and ¥2,487 million, respectively. Under these pension plans, pension payments mainly based on current rates of pay and length of service or the number of “points” mainly determined by those and foreign companies’ plans have not been funded.
          As of April 1, 2008, NIDEC adopted the measurement date provision of Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. In accordance with this provision, the measurement dates of some of the Japanese benefit pension plans were changed from December 31 to March 31. By the application of the second approach described in the paragraph 19 of SFAS 158, at the beginning of this fiscal year, accrued pension and severance costs increased by ¥225 million ($2,291 thousand). Retained earnings, net of tax was reduced by ¥106 million ($1,079 thousand), and accumulated other comprehensive income, net of tax was reduced by ¥5 million ($51 thousand).

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          Information regarding NIDEC’s employees’ defined benefit plans is as follows:
Japanese plans:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Change in benefit obligation:
Benefit obligation at beginning of year	¥15,359	¥19,474	$198,249
SFAS No. 158 measurement date adjustment	—	256	2,606
Service cost	1,100	1,163	11,840
Interest cost	331	335	3,410
Actuarial loss	680	366	3,726
Acquisition and other	3,817	23	234
Benefits paid	(1,813)	(2,341)	(23,832)

	19,474	19,276	196,233

Change in plan assets:
Fair value of plan assets at beginning of year	7,053	8,476	86,287
SFAS No. 158 measurement date adjustment	—	32	325
Actual return on plan assets	(162)	(1,442)	(14,680)
Employer contribution	967	1,043	10,618
Acquisition and other	1,330	—	—
Benefits paid	(712)	(1,024)	(10,424)

Fair value of plan assets at end of year	8,476	7,085	72,126

Funded status	¥10,998	¥12,191	$124,107

          Amounts included in the consolidated balance sheet are comprised of:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Accrued pension and severance costs	¥10,998	¥12,191	$124,107

Net amounts recognized	¥10,998	¥12,191	$124,107

          Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Actuarial loss	¥(1,304)	¥(3,350)	$(34,104)
Prior service cost	441	364	3,706

Pension liability adjustments, pre-tax	¥(863)	¥(2,986)	$(30,398)

          The accumulated benefit obligations for all defined benefit pension plans were ¥18,052 million and ¥17,571 million ($178,876 thousand) for the years ended March 31, 2008 and 2009, respectively.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Projected benefit obligations	¥19,434	¥19,276	$196,233
Accumulated benefit obligations	18,014	17,571	178,876
Fair value of plan assets	8,437	7,085	72,127

     Weighted-average assumptions used to determine benefit obligations as of March 31, 2008 and 2009 are as follows:

	March 31
	2008	2009
Discount rate	1.3-2.8%	1.2-2.5%
Rate of compensation increase	1.0-3.2%	1.0-3.2%

          Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2007, 2008 and 2009 are as follows:

For the year ended
March 31
	2007	2008	2009
Discount rate	1.5-3.1%	1.3-2.7%	1.3-2.8%
Expected return on plan assets	0.8-3.0%	0.8-3.0%	0.8-3.5%
Rate of compensation increase	0.0-3.5%	1.0-3.5%	1.0-3.2%

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31
	2007	2008	2009	2009
Components of net periodic (benefit) cost:
Service cost	¥667	¥1,100	¥1,163	$11,840
Interest cost	325	331	335	3,410
Expected return on plan assets	(155)	(201)	(148)	(1,507)
Amortization of net actuarial (gain) loss	(38)	(5)	33	336
Amortization of prior service credit	(62)	(62)	(62)	(631)

Net periodic pension cost	¥737	¥1,163	¥1,321	$13,448

          Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2010 are ¥62 million ($631 thousand) and ¥165 million ($1,680 thousand), respectively.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Foreign plans:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Change in benefit obligation:
Benefit obligation at beginning of year	¥4,784	¥4,038	$41,108
Service cost	191	267	2,718
Interest cost	221	251	2,555
Actuarial (gain) loss	(914)	26	265
Foreign currency exchange rate changes	(54)	(526)	(5,355)
Benefits paid	(190)	(332)	(3,380)

	4,038	3,724	37,911

Change in plan assets:
Fair value of plan assets at beginning of year	77	83	845
Actual return on plan assets	(14)	7	71
Employer contribution	28	331	3,370
Foreign currency exchange rate changes	20	(43)	(438)
Benefits paid	(28)	(147)	(1,496)

Fair value of plan assets at end of year	83	231	2,352

Funded status	¥3,955	¥3,493	$35,559

          Amounts included in the consolidated balance sheet are comprised of:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Accrued pension and severance costs	¥3,955	¥3,493	$35,559

Net amounts recognized	¥3,955	¥3,493	$35,559

          Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Actuarial gain	¥914	¥690	$7,024

Pension liability adjustments, pre-tax	¥914	¥690	$7,024

          The accumulated benefit obligations for all defined benefit pension plans were ¥3,883 million and ¥3,529 million ($35,926 thousand) for the years ended March 31, 2008 and 2009, respectively.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Projected benefit obligations	¥4,038	¥3,724	$37,911
Accumulated benefit obligations	3,883	3,529	35,926
Fair value of plan assets	83	231	2,352

          Weighted-average assumptions used to determine benefit obligations as of March 31, 2008 and 2009 are as follows:

	March 31
	2008	2009
Discount rate	5.9%	6.0%
Rate of compensation increase	2.5%	2.5%

          Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2007, 2008 and 2009 are as follows:

	For the year ended
	March 31
	2007	2008	2009
Discount rate	4.3%	4.3%	5.9%
Rate of compensation increase	2.5%	2.5%	2.5%

          Expected return on plan assets have no material impact for NIDEC’s consolidated financial statement.

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31
	2007	2008	2009	2009
Components of net periodic (benefit) cost:
Service cost	¥172	¥191	¥267	$2,719
Interest cost	57	221	251	2,555
Expected return on plan assets	(9)	13	(9)	(92)
Amortization of net actuarial gain	—	—	(40)	(407)

Net periodic pension cost	¥220	¥425	¥469	$4,775

          Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2010 is ¥39 million ($397 thousand).
Japanese plans and foreign plans:

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The weighted-average asset allocations of NIDEC’s pension plans are as follows:

	Asset allocation of pension plans
	Actual %		Target %
	March 31	March 31	March 31
	2008	2009	2010
Assets Category
Equity securities	39	30	30
Debt securities	22	24	24
Life insurance company general accounts	26	31	30
Others	13	15	16

Total	100	100	100

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
          NIDEC expects to contribute approximately ¥1,191 million ($12,125 thousand) to its defined benefit plans for the year ending March 31, 2010.
          The future benefit payments for defined benefit plans are expected as follows:

			U.S. dollars
	Yen in millions		in thousands
	Japanese	Foreign	Japanese	Foreign
	plans	plans	plans	plans
2010	¥1,451	¥241	$14,771	$2,453
2011	1,741	264	17,724	2,688
2012	1,276	319	12,990	3,247
2013	1,310	175	13,336	1,782
2014	1,216	189	12,379	1,924
Years 2015-2019	¥5,126	¥1,526	$52,184	$15,535

          Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥218 million, ¥183 million and ¥239 million ($2,433 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. NIDEC expects to contribute approximately ¥156 million ($1,588 thousand) for the year ending March 31, 2010.
          Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥379 million, ¥361 million and ¥358 million ($3,645 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. NIDEC expects to contribute approximately ¥352 million ($3,583 thousand) for the year ending March 31, 2010.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
16. Other long-term liabilities:
          Other long-term liabilities as of March 31, 2008 and 2009 consist of the following:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Deferred tax liabilities	¥4,157	¥2,388	$24,310
Long-term accrued liabilities	3,034	2,164	22,030
Unrecognized tax benefits*	2,374	2,481	25,257
Revenue received in advance	1,363	768	7,818
Other	1,534	1,391	14,161

	¥12,462	¥9,192	$93,576

Note:

*	“Unrecognized tax benefits” information is described at note No.18 “Income taxes”
17. Shareholders’ equity:
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
          The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥85,057 million and ¥74,252 million ($755,899 thousand) for the years ended March 31, 2008 and 2009, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2009 includes amounts representing final cash dividends of ¥4,179 million ($42,543 thousand), ¥30 ($0.31) per share.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          Repurchased treasury stock is not entitled to a dividend under the Company Law. NIDEC resolved to repurchase its own shares at several meetings of its Board of Directors during the year ended March 31, 2009. In accordance with the resolution, NIDEC repurchased 5,732,600 shares of treasury stock for the aggregate cost of ¥23,758 million ($241,861 thousand). For the year ended March, 2009, NIDEC accordingly owned 5,782,871 shares, or ¥24,056 million ($244,895 thousand) of treasury stock repurchased including the odd-lot shares, which was restricted regarding the payment of cash dividend.
          Retained earnings relating to equity in undistributed earnings reflect ¥402 million, ¥357 million and ¥557 million ($5,670 thousand) of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2007, 2008 and 2009.
          Detailed components of accumulated other comprehensive income (loss) at March 31, 2007, 2008 and 2009 and the related changes, net of taxes, for the years ended March 31, 2007, 2008 and 2009 consist of the following:

	Yen in millions
	Foreign		Minimum		Accumulated
	currency	Unrealized	pension	Pension	other
	translation	gains (losses)	liability	liability	comprehensive
	adjustments	from securities	adjustment	adjustment	income (loss)

Balance at March 31, 2006	¥(75)	¥3,863	¥(115)	—	¥3,673
Other comprehensive income (loss)	6,949	(539)	(25)	—	6,385

Adoption of SFAS No. 158	—	—	¥140	¥263	403

Balance at March 31, 2007	6,874	3,324	—	263	10,461
Other comprehensive income (loss)	(17,107)	(2,308)	—	305	(19,110)

Balance at March 31, 2008	(10,233)	1,016	—	568	(8,649)
Adjustment to apply the measurement date provision of SFAS No. 158, net of tax	—	—	—	(5)	(5)
Other comprehensive income (loss)	(16,091)	(1,433)	—	(1,286)	(18,810)

Balance at March 31, 2009	¥(26,324)	¥(417)	—	¥(723)	¥(27,464)

	U.S. dollars in thousands
	Foreign		Minimum		Accumulated
	currency	Unrealized	pension	Pension	other
	translation	gains (losses)	liability	liability	comprehensive
	adjustments	from securities	adjustment	adjustment	income (loss)

Balance at March 31, 2008	$(104,174)	$10,343	—	$5,783	$(88,048)
Adjustment to apply the measurement date provision of SFAS No. 158, net of tax	—	—	—	(51)	(51)
Other comprehensive income (loss)	(163,809)	(14,588)	—	(13,092)	(191,489)

Balance at March 31, 2009	$(267,983)	$(4,245)	—	$(7,360)	$(279,588)

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The minimum pension liability adjustment shown in the above table relates to two consolidated subsidiaries.
          Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen in millions
	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

For the year ended March 31, 2007:
Foreign currency translation adjustments	¥7,001	¥(52)	¥6,949
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	2	(1)	1
Reclassification adjustments for gains (losses) realized in net income	(943)	403	(540)
Minimum pension liability adjustment	(44)	19	(25)

Other comprehensive income (loss)	¥6,016	¥369	¥6,385

For the year ended March 31, 2008:
Foreign currency translation adjustments	¥(17,432)	¥325	¥(17,107)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(3,457)	1,417	(2,040)
Reclassification adjustments for gains and losses realized in net income	(454)	186	(268)
Pension liability adjustment:
Actual (gains) losses arising during period	(127)	472	345
Reclassification adjustments for actual gains (losses) realized in net income	(5)	2	(3)
Reclassification adjustments for prior service credit realized in net income	(62)	25	(37)

Other comprehensive income (loss)	¥(21,537)	¥2,427	¥(19,110)

For the year ended March 31, 2009:
Foreign currency translation adjustments	¥(15,898)	¥(193)	¥(16,091)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(1,158)	475	(683)
Reclassification adjustments for gains and losses realized in net income	(1,380)	630	(750)
Pension liability adjustment:
Actual (gains) losses arising during period	(2,107)	879	(1,228)
Reclassification adjustments for actual gains (losses) realized in net income	(7)	(14)	(21)
Reclassification adjustments for prior service credit realized in net income	(62)	25	(37)

Other comprehensive income (loss)	¥(20,612)	¥1,802	¥(18,810)

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

	U.S. dollars in thousands
	Pre-tax	Tax	Net-of-tax
	amount	expense	amount
For the year ended March 31, 2009:
Foreign currency translation adjustments	$(161,844)	$(1,965)	$(163,809)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(11,789)	4,836	(6,953)
Reclassification adjustments for gains and losses realized in net income	(14,049)	6,414	(7,635)
Pension liability adjustment:
Actual (gains) losses arising during period	(21,450)	8,948	(12,502)
Reclassification adjustments for actual gains (losses) realized in net income	(71)	(143)	(214)
Reclassification adjustments for prior service credit realized in net income	(631)	255	(376)

Other comprehensive income (loss)	$(209,834)	$18,345	$(191,489)

18. Income taxes:
          The components of income from continuing operations before income tax comprise the following:

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009

Income from continuing operations before income taxes:
The Company and domestic subsidiaries	¥38,463	¥26,995	¥20,149	$205,121
Foreign subsidiaries	29,151	37,260	26,880	273,643

	¥67,614	¥64,255	¥47,029	$478,764

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The provision for income taxes consists of the following:

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009

Current income tax expense:
The Company and domestic subsidiaries	¥15,562	¥8,603	¥5,948	$60,552
Foreign subsidiaries	2,893	4,815	4,346	44,243

Total current	18,455	13,418	10,294	104,795

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	(344)	4,865	1,908	19,424
Foreign subsidiaries	(166)	(2,353)	262	2,666

Total deferred	(510)	2,512	2,170	22,090

Total provision	¥17,945	¥15,930	¥12,464	$126,885

          With regard to the effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2009, it approached the statutory tax rate. The main reason was due to a net impact of an increase in the impact on the effective tax rate of the valuation allowance, decrease in tax on undistributed earnings due to tax law changes and decrease in liabilities for unrecognized tax benefits for reductions for tax positions of prior year ended March 31, 2008.
          The low effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2008 were mainly due to the extinguishment of the effect of transfer pricing taxation of the previous period and an increase in the income tax provision by the adoption of FIN 48. For the year ended March 31, 2007, the Company incurred additional tax expense of approximately ¥2,850 million as a result of an examination by the tax authority in relation to transfer pricing. There was no such impact in the year ended March 31, 2008. This decrease in tax expense was partially offset by the impact of FIN 48 in the year ended March 31, 2008.
          With regard to the effective tax rates of the Company and domestic subsidiaries for the year ended March 31, 2007, it approached the statutory tax rate. This was mainly due to the result of a net decrease in the valuation allowance and an increase in additional tax expenses based on transfer pricing taxation.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 41.0% in 2007, 2008 and 2009. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended
	March 31
	2007	2008	2009
Statutory tax rate	41.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(14.8)	(20.0)	(18.9)
Tax (benefit) on undistributed earnings	1.1	1.6	(1.1)
Valuation allowance	(5.3)	(1.4)	3.6
Transfer pricing taxation	4.2	—	—
Liabilities for unrecognized tax benefits	—	2.5	(0.2)
Accumulated earnings tax of foreign subsidiaries	0.4	0.6	1.0
Other	(0.1)	0.5	1.1

Effective income tax rate	26.5%	24.8%	26.5%

          The effective income tax rate for the year ended March 31, 2009 was higher compared to the effective income tax rate for the year ended March 31, 2008. The main reason of this increase was due to a net impact of an increase in the impact on the effective tax rate of the valuation allowance, decrease in tax on undistributed earnings due to tax law changes and decrease in liabilities for unrecognized tax benefits for reductions for tax positions of prior years.
          The aggregate dollar and per share effects of tax holidays are as follows:

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009

Aggregate amounts of tax holidays	¥5,544	¥5,256	¥4,879	$49,669

	Yen			U.S. dollars
Per share — basic	¥38.32	¥36.27	¥33.97	$0.35

diluted	¥37.24	¥35.28	¥33.46	$0.34

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The significant components of deferred tax assets and liabilities are as follows:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Deferred tax assets:
Inventories	¥2,651	¥2,476	$25,206
Property, plant and equipment	6,990	6,361	64,756
Accrued bonus	2,569	1,707	17,378
Accrued enterprise tax	893	417	4,245
Pension and severance plans	6,646	6,886	70,101
Operating loss carryforwards for tax purposes	3,313	3,891	39,611
Foreign tax credit	1,982	1,770	18,019
Accrued Vacation	702	815	8,297
Accrued expenses	1,008	849	8,643
Other	1,646	2,809	28,596

Gross deferred tax assets	28,400	27,981	284,852
Less — Valuation allowance	(6,455)	(7,026)	(71,526)

Net deferred tax assets	21,945	20,955	213,326

Deferred tax liabilities:
Basis difference of acquired assets	(2,952)	(2,973)	(30,266)
Undistributed earnings not permanently reinvested	(2,561)	(909)	(9,254)
Marketable securities	(2,396)	(252)	(2,565)
Intangible assets	(159)	(487)	(4,958)
Other	(106)	(159)	(1,619)

Gross deferred tax liabilities	(8,174)	(4,780)	(48,662)

Net deferred tax assets	¥13,771	¥16,175	$164,664

          Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2009 amounted to approximately ¥14,412 million ($146,717 thousand) and are available as an offset against future taxable income of such subsidiaries.
          With the exception of ¥3,244 million ($33,025 thousand) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.
          The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2007, 2008 and 2009 consist of the following:

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
	Yen in millions			in thousands
	March 31			March 31,
	2007	2008	2009	2009
Valuation allowance at beginning of year	¥(11,602)	¥(4,279)	¥(6,455)	$(65,713)
Additions	—	(2,785)	(1,719)	(17,500)
Deductions	8,676	890	1,178	11,992
Impact of acquisition of companies	(1,353)	(281)	(30)	(305)

Valuation allowance at end of year	¥(4,279)	¥(6,455)	¥(7,026)	$(71,526)

          Net deferred tax assets are included in the consolidated balance sheets as follows:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Deferred tax assets:
Other current assets	¥6,896	¥7,409	$75,425
Other non-current assets	11,098	11,264	114,670
Deferred tax liabilities:
Other current liabilities	(66)	(110)	(1,120)
Other long-term liabilities	(4,157)	(2,388)	(24,310)

Net deferred tax assets	¥13,771	¥16,175	$164,665

          Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥102,774 million ($1,046,259 thousand) as of March 31, 2009. NIDEC estimates an additional deferred tax liability of ¥5,790 million ($58,943 thousand) would be required at such time if the full amount of these accumulated earnings were expected to be remitted.
          A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

			U.S. dollars
	Yen in millions		in thousands
	March 31,		March 31,
	2008	2009	2009
Balance at April 1	¥865	¥2,374	$24,168
Additions for tax positions of the current year	1,509	—	—
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	—	—	—
Lapse of the applicable statute of limitations	—	—	—
Settlements	—	—	—

Balance at March 31	¥2,374	¥2,374	$24,168

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥2,374 million ($24,168 thousand).
          Although NIDEC believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which NIDEC is aware of at March 31, 2009, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
          NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of other, net in the consolidated statements of income. The total gross accrued interest and penalty as of March 31, 2009 were ¥107 million ($1,089 thousand), respectively.
          NIDEC remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2002, with various tax jurisdictions including Japan.
19. Reconciliation of the differences between basic and diluted earnings per share:
          The tables below set forth a reconciliation of the differences between basic and diluted income per share for the years ended March 31, 2007, 2008 and 2009.

	Yen in	Thousands
	millions	of shares	Yen	U.S. dollars
	Net	Weighted-	Net income	Net income
	income	average	(loss)	(loss)
	(loss)	shares	per share	per share

For the year ended March 31, 2007:
Basic net income(loss) per share
Income from continuing operations	¥40,780	144,665	¥281.89
Loss on discontinued operations	(848)	144,665	(5.86)
Net income available to common shareholders	39,932	144,665	276.03

Effect of dilutive securities
Zero coupon 0.0% convertible bonds	—	4,022
Stock option	—	174

Diluted net income(loss) per share
Income from continuing operations	40,780	148,861	273.95
Loss on discontinued operations	(848)	148,861	(5.70)
Net income for computation	¥39,932	148,861	¥268.25

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

	Yen in	Thousands
	millions	of shares	Yen	U.S. dollars
	Net	Weighted-	Net income	Net income
	income	average	(loss)	(loss)
	(loss)	shares	per share	per share

For the year ended March 31, 2008:
Basic net income(loss) per share
Income from continuing operations	¥41,879	144,914	¥288.99
Loss on discontinued operations	(723)	144,914	(4.99)
Net income available to common shareholders	41,156	144,914	284.00

Effect of dilutive securities
Zero coupon 0.0% convertible bonds	—	4,022
Stock option	—	26

Diluted net income(loss) per share
Income from continuing operations	41,879	148,962	281.14
Loss on discontinued operations	(723)	148,962	(4.85)
Net income for computation	¥41,156	148,962	¥276.29

	Yen in	Thousands
	millions	of shares	Yen	U.S. dollars
	Net	Weighted-	Net income	Net income
	income	average	(loss)	(loss)
	(loss)	shares	per share	per share

For the year ended March 31, 2009:
Basic net income(loss) per share
Income from continuing operations	¥30,740	143,616	¥214.04	$2.18
Loss on discontinued operations	(2,387)	143,616	(16.62)	(0.17)
Net income available to common shareholders	28,353	143,616	197.42	2.01

Effect of dilutive securities
Zero coupon 0.0% convertible bonds	(47)	2,200
Diluted net income(loss) per share
Income from continuing operations	30,693	145,816	210.49	2.14
Loss on discontinued operations	(2,387)	145,816	(16.37)	(0.16)
Net income for computation	¥28,306	145,816	¥194.12	$1.98

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
20. Derivatives:
          NIDEC manages the exposure of its financial assets and liabilities to interest rate and foreign exchange rate movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swaps, and interest rate currency swap agreements.
          The contracted amounts outstanding for foreign exchange forward contracts on March 31, 2008 and 2009 were ¥180 million and ¥67 million ($682 thousand), respectively.
          Interest rate currency swap agreement, which mature in 2011, was designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates and currency exchange rates on underlying debt instruments. The contracted amounts outstanding on March 31, 2008 and 2009 were ¥96 million and ¥72 million ($733 thousand), respectively.
          The interest rate swap agreements, which were designed for the same purpose as interest rate currency swap, matured in the year ended March 31, 2009. The contracted amount outstanding on March 31, 2008 was ¥1,200 million.
Fair Values of Derivative Instruments
          Derivatives not designated as hedging instruments under Statement 133 are as follows:

	Asset Derivatives
	[Booked as Other current assets]
			U.S. dollars
	Yen in millions		in thousands
	March 31, 2008	March 31, 2009	March 31, 2009
Foreign exchange forward contracts	¥5	—	—
Interest rate swap agreements	—	—	—
Interest rate currency swap agreements	—	—	—

Total Derivatives	¥5	—	—

	Liability Derivatives
	[Booked as Other current liabilities]
			U.S. dollars
	Yen in millions		in thousands
	March 31, 2008	March 31, 2009	March 31, 2009
Foreign exchange forward contracts	—	¥2	$21
Interest rate swap agreements	¥7	—	—
Interest rate currency swap agreements	12	1	10

Total Derivatives	¥19	¥3	$31

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
The Effect of Derivative Instruments on the Consolidated Statements of Income for the years ended March 31, 2007, 2008 and 2009
          Derivatives not designated as hedging instruments under Statement 133 are as follows:

	Amount of Gain or (Loss) Recognized in income on
	Derivative
	[Booked as Other, net]
				U.S. dollars
	Yen in millions			in thousands
	March 31,			March 31,
	2007	2008	2009	2009
Foreign exchange forward contracts	¥4	¥2	¥(7)	$(71)
Interest rate swap agreements	0	5	7	71
Interest rate currency swap agreements	(23)	11	12	122
Interest rate cap	8	—	—	—

Total	¥(11)	¥18	¥12	$122

          Nidec does not have derivatives designated as hedging instruments under Statement 133.
21. Fair Value:
          Under Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.
          Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
          Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
          Level 3 inputs are unobservable inputs for the asset or liability.
          Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Assets and Liabilities that are measured at Fair Value on a Recurring Basis:
          The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis.

	Yen in millions
		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
	March 31, 2009	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥12,332	¥12,332	—	—

Liabilities:
Derivative liabilities	¥3	—	¥3	—

	U.S. dollars in thousands
		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
	March 31, 2009	Level 1	Level 2	Level 3
Assets:
Marketable securities	$125,542	$125,542	—	—

Liabilities:
Derivative liabilities	$31	—	$31	—

          Level 1 marketable securities are comprised primarily of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.
Fair value of financial instruments:
          The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions
	March 31, 2008
	Carrying	Estimated
	amount	fair value
Asset (Liability)
Cash and cash equivalents	¥100,809	¥100,809
Short-term investments	3,851	3,851
Short-term loan receivable	10	10
Long-term loan receivable	291	298
Short-term borrowings	(68,854)	(68,854)
Long-term debt including the current portion and excluding capital lease obligation	¥(27,398)	¥(29,189)

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

			U.S. dollars
	Yen in millions		in thousands
	March 31, 2009		March 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Asset (Liability)
Cash and cash equivalents	¥200,966	¥200,966	$2,045,872	$2,045,872
Short-term investments	2,932	2,932	29,848	29,848
Short-term loan receivable	84	84	855	855
Long-term loan receivable	292	301	2,973	3,064
Short-term borrowings	(221,342)	(221,342)	(2,253,303)	(2,253,303)
Long-term debt including the current portion and excluding capital lease obligation	¥(663)	¥(652)	$(6,749)	$(6,637)

          The following are explanatory notes relating to the financial instruments.
          Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, time deposits short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.
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
22. Related party transactions:
          As of March 31, 2009, the Chief Executive Officer (“CEO”) of the Company and a business entity discussed below indirectly owned by the CEO held 8.5% and 3.9% of the outstanding shares of the Company, respectively.
Loan to shareholder—
          In December 2008, the Company advanced a loan of ¥14,500 million to a company indirectly owned by the CEO that is involved in asset management. The loan was guaranteed by the CEO and collateralized by a pledge of 4,500,000 of the CEO’s shares in NIDEC. The loan had a term of 5 years and accrued interest quarterly at an annual rate of 2.4%. The loan was repaid in full on February 17, 2009. As of December 31, 2008, the loan receivable was recorded in the balance sheet in equity as “Loan to shareholder” and is presented as a financing activity in the Cash Flow Statement.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          S.N. Kohsan obtained the funds to repay the loan through the sale of a total of 3,356,000 of its shares in NIDEC through the J-NET and on the Osaka Securities Exchange. Of these shares, 2,917,800 were purchased by the Company through the J-NET for a total of ¥12,867 million. See the reference described below as “Own share repurchase”(*). Upon repayment, the Company released from pledge the shares that had collateralized the loan. As a result of such repayment, S.N. Kohsan’s ownership interest in NIDEC declined from 8,867,120 shares to 5,511,120 shares, representing a decrease of 2.4% to 3.9% ownership in NIDEC as of March 31, 2009.
          The loan was repaid shortly after the Company and the CEO determined that the loan was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. A special committee of the Company’s Board of Corporate Auditors conducted an independent investigation of this matter with the assistance of independent counsel and concluded that the failure to comply with Section 402 was inadvertent. At the recommendation of the Board of Corporate Auditors, however, the Company has adopted certain procedures and protocols to strengthen internal controls and corporate governance. Certain of these procedures and protocols were adopted prior to March 31, 2009 and Nidec is in the process of implementing the remainder. Nidec voluntarily brought this matter to the attention of the U.S. Securities and Exchange Commission (the “SEC”). The SEC has advised that it is conducting an informal inquiry into this matter.
          During the period the loan was outstanding, S.N. Kohsan qualified as a variable interest entity in accordance with FIN 46R, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51.” NIDEC was not the primary beneficiary.
* Own share repurchase—
          On February 12, 2009, NIDEC repurchased its own shares through Osaka Securities Exchange’s J-NET pursuant to a general authorization provided in a resolution under Article 459, Paragraph 1, Item 1 of the Company Law of Japan which was released on Form 6-K, furnished to the Securities and Exchange Commission on November 21, 2008. The resolution authorized the repurchase, until November 24, 2009, of up to 5,000,000 shares for a total of up to ¥25,000 million as a part of efforts to ensure a flexible capital structure responsive to the changing business environment.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The details of the repurchase are as follows:

1. Reason for share repurchase:	The repurchase was made to facilitate the S.N. Kohsan’s sale of shares in NIDEC to obtain the funds necessary to repay the loan discussed above, and thereby bring the Company into compliance with Section 402 of the Sarbanes-Oxley Act of 2002 promptly. The share repurchase was within the parameters established in the resolution described above and the repurchase was structured in a manner intended to give all shareholders the opportunity to have their shares repurchased by the Company, on a pro rata basis, at the same time and at the same price. Accordingly, on February 10, 2009, the Company publicly announced its intention to repurchase on J-NET, on the morning of February 12, 2009, 3,500,000 shares at the closing price on the market on February 10, 2009. Based on the offers received, the Company repurchased 2,917,800 of its shares from S.N. Kohsan and 582,200 of its shares from other shareholders.

2. Class of shares repurchased:	Common stock

3. Total number of shares repurchased:	3,500,000 shares

4. Total amount of repurchase:	¥15,435 million (representing the closing price of ¥4,410 per share on the Osaka Securities Exchange on February 10, 2009)

5. Method of repurchase:	Repurchased through J-NET, the Osaka Securities Exchange
23. Lease commitments:
          NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
Class of property	2008	2009	2009

Machinery and equipment	¥9,678	¥8,756	$89,137
Other leased assets	1,186	743	7,564
Less — Accumulated amortization	(7,236)	(6,884)	(70,080)

	¥3,628	¥2,615	$26,621

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          Amortization expenses under capital leases for the years ended March 31, 2007, 2008 and 2009 were ¥1,874 million, ¥1,977 million and ¥1,553 million ($15,810 thousand), respectively.
          Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2009 are as follows:

	Yen in	U.S. dollars
	millions	in thousands
Year ending March 31:
2010	¥1,988	$20,238
2011	983	10,007
2012	689	7,014
2013	275	2,800
2014	42	428
2015 and thereafter	8	81

Total minimum lease payments	3,985	40,568
Less — Amount representing interest	(187)	(1,904)

Present value of net minimum lease payments	3,798	38,664
Less — Current obligations	(1,879)	(19,128)

Long-term capital lease obligations	¥1,919	$19,536

          Rental expenses under operating leases for the years ended March 31, 2007, 2008 and 2009 were ¥478 million, ¥1,129 million and ¥1,351 million ($13,753 thousand), respectively.
          The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2009 are as follows:

	Yen in	U.S. dollars
	millions	in thousands
Year ending March 31:
2010	¥1,000	$10,180
2011	860	8,755
2012	722	7,350
2013	602	6,128
2014	519	5,284
2015 and thereafter	796	8,104

Total minimum future rentals	¥4,499	$45,801

          NIDEC is a lessor in direct financing leases and operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. The direct financing leases did not have a material impact on our consolidated financial position, results of operation.
          Rental revenues under operating leases for the years ended March 31, 2007, 2008 and 2009 were ¥66 million, ¥103 million and ¥168 million ($1,710 thousand), respectively.
          The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms at March 31, 2009 are as follows:

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

	Yen in	U.S. dollars in
	millions	thousands
Year ending March 31:
2010	¥296	$3,014
2011	273	2,779
2012	269	2,738
2013	269	2,738
2014	269	2,738
2015 and thereafter	262	2,668

Total minimum future rentals	¥1,638	$16,675

24. Other commitments and contingencies, concentrations and factors that may affect future operations:
Commitments —
          Commitments outstanding at March 31, 2009 for the purchase of property, plant and equipment and other assets approximated ¥9,104 million ($92,680 thousand).
Contingencies —
          Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥186 million ($1,894 thousand) at March 31, 2009. NIDEC has guaranteed approximately ¥186 million ($1,894 thousand) of bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥186 million ($1,894 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.
Concentration of risk —
          NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s six largest customers represented approximately 37%, 36%, and 36% of consolidated net sales for the years ended March 31, 2007, 2008, and 2009, respectively. Sales to NIDEC’s largest customer were approximately 12%, 11%, and 10% of consolidated net sales for the years ended March 31, 2007, 2008, and 2009, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2008, the six largest customers with outstanding accounts receivable balances totaled ¥47,629 million, or 32% of the gross accounts receivable, compared to ¥36,693 million ($373,542 thousand), or 33% of the gross accounts receivable, at March 31, 2009. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.
Product warranty —
          NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2008 and 2009 are summarized as follows:

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

			U.S. dollars
	Yen in millions		in thousands
	March 31		March 31,
	2008	2009	2009
Balance at beginning of year	¥252	¥241	$2,453
Addition	47	17	173
Utilization	(58)	(140)	(1,425)
Foreign exchange impact	0	(6)	(61)

Balance at end of year	¥241	¥112	$1,140

25. Discontinued Operations
          As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the NSNK and All Others reporting segment. NIDEC discontinued the OPU business by winding down operations in an effort to concentrate management resources and focus capital and R&D expenditures on other growing businesses. Total exit costs were ¥3,972 million ($40,436 thousand) (net of tax ¥2,564 million ($26,102 thousand)), which includes an impairment loss of ¥357 million ($3,634 thousand) of goodwill, loss on disposal of fixed assets and inventories, and other closing costs. The operating results of the OPU business and exit costs with related taxes were recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. All prior fiscal year information has been reclassified to be consistent with the current fiscal year presentation.
          Operating results of discontinued operations for the year ended March 31, 2007, 2008 and 2009 were as follows:

				U.S. dollars
				in thousands
	Yen in millions			For the
	For the year ended			year ended
	March 31,			March 31,
	2007	2008	2009	2009

Net sales	¥15,016	¥13,370	¥7,681	$78,194
Loss on discontinued operations before income taxes	(2,019)	(1,572)	(4,977)	(50,667)
Income taxes	485	446	1,695	17,255
Minority interest in loss of consolidated subsidiaries	(686)	(403)	(895)	(9,111)
Loss on discontinued operations	¥(848)	¥(723)	¥(2,387)	$(24,300)

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
26. Segment information:
          In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified to conform to the current presentation.
(1) Enterprise-wide information:
Product information —
          The following table provides product information for the years ended March 31, 2007, 2008 and 2009:

				U.S. dollars
				in thousands
	Yen in millions			For the
	For the year ended			year ended
	March 31			March 31,
	2007	2008	2009	2009
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥198,196	¥223,068	¥181,255	$1,845,210
Other small precision brushless DC motors	74,445	92,359	73,187	745,058
Brushless DC fans	38,656	46,525	37,345	380,179
Other small precision motors	6,684	23,730	22,286	226,876

Sub-total	317,981	385,682	314,073	3,197,323
Mid-size motors	57,389	96,377	77,156	785,463
Machinery	82,944	73,253	72,090	733,890
Electronic and optical components	129,635	145,896	122,552	1,247,602
Others	26,702	27,548	27,587	280,841

Consolidated total	¥614,651	¥728,756	¥613,458	$6,245,119

          The “Hard disk drives spindle motors” group of products consists of hard disk drives spindle motors for 3.5-inch, 2.5-inch, and 1.8-inch hard disk drives.
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

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The “Machinery” group of products consists of semi-conductor manufacturing supplies, test systems, measuring equipment, power transmission equipment, factory automation systems, card readers and industrial robots.
          The “Electronic and optical components” group of products consists of camera shutters, camera lens units, switches, trimmer potentiometers, motor driven actuator units, processing and precision plastic mold products.
          “Others” consists of auto parts, pivot assemblies, other components and other services.
Geographic information —
          Revenues from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2007, 2008 and 2009, and long-lived assets for the years ended March 31, 2008 and 2009 are as follows:

				U.S. dollars
				in thousands
	Yen in millions			For the
	For the year ended			year ended
	March 31			March 31,
	2007	2008	2009	2009
Net sales:
Japan	¥329,096	¥359,489	¥306,971	$3,125,023
U.S.A.	10,747	19,513	12,864	130,958
Singapore	57,373	56,626	37,811	384,923
Thailand	80,579	109,994	93,306	949,873
The Philippines	12,929	13,374	12,394	126,173
China	36,588	45,398	48,555	494,299
Other	87,339	124,362	101,557	1,033,870

Consolidated total	¥614,651	¥728,756	¥613,458	$6,245,119

			U.S. dollars
			in thousands
	Yen in millions		For the
	For the year ended		year ended
	March 31		March 31,
	2008	2009	2009
Long-lived assets:
Japan	¥82,306	¥83,541	$850,463
U.S.A.	1,128	1,387	14,120
Singapore	2,393	1,559	15,871
Thailand	36,373	30,464	310,129
The Philippines	13,828	11,202	114,038
China	37,336	35,120	357,528
Other	25,465	26,412	268,880

Consolidated total	¥198,829	¥189,685	$1,931,029

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
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
          The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic parts.
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
          The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors. NSRV was acquired in April 2007.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
          The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.
          The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.
          The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America, which primarily produce and sell in-car motors. NMA was acquired in December 2006.
          The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.
          The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.
          NIDEC has sixteen reportable segments, NCJ, NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSRV, NSBC, NSCJ, NMA, and NNSN which have been identified in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.
          NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSRV, NSBC, NSCJ, NNSN’s operating profit or loss is determined using Japanese GAAP, NET applies Thai accounting principles, NCC and NCD apply Chinese accounting principles, NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles, NCF applies Philippine accounting principles and NMA applies mainly International Financial Reporting Standards (IFRS). Therefore NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for management’s purposes.
          The following tables show net sales to external customers and other financial information by operating segment for the years ended March 31, 2007, 2008 and 2009:

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
				in thousands
	Yen in millions			For the
	For the year ended			year ended
	March 31			March 31,
	2007	2008	2009	2009
Net sales to external customers:
NCJ	¥89,466	¥88,954	¥62,260	$633,819
NET	67,754	95,859	80,247	816,930
NCC	14,802	14,161	18,305	186,348
NCD	3,637	4,190	7,776	79,161
NCS	49,877	45,472	27,118	276,066
NCH	34,738	39,359	37,761	384,414
NCF	5,382	5,833	7,517	76,524
NSNK	52,361	46,259	51,035	519,546
NCPL	63,008	63,779	53,090	540,466
NTSC	22,310	25,769	22,644	230,520
NCEL	19,849	22,392	19,666	200,204
NSRV	—	25,378	20,029	203,899
NSBC	16,146	17,286	14,600	148,631
NSCJ	10,748	11,163	9,389	95,582
NMA	9,079	36,352	24,729	251,746
NNSN	10,895	10,847	9,738	99,135
All Others	136,867	170,670	133,792	1,362,028

Total	606,919	723,723	599,696	6,105,019
US GAAP adjustments *1	1,176	(3,749)	4,101	41,749
Consolidation adjustments related to elimination of intercompany transactions via third party	(346)	(47)	0	0
Others *2	6,902	8,829	9,661	98,351

Consolidated total	¥614,651	¥728,756	¥613,458	$6,245,119

*1	US GAAP adjustments are mainly related to the differences of revenue recognition between shipment and delivery bases.

*2	Revenues of subsidiaries not included in management reports due to their immateriality are the main components of Others.
          NIDEC had sales to one customer of ¥72,037 million and ¥77,148 million within the NCJ, NET, NCC, NCS and “All Others” segments for the years ended March 31, 2007 and 2008, respectively, that exceeded 10% of NIDEC’s net sales. There were no sales which exceeded 10% of the consolidated net sales for the year ended March 31, 2009.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
				in thousands
	Yen in millions			For the
	For the year ended			year ended
	March 31			March 31,
	2007	2008	2009	2009
Net sales to other operating segments:
NCJ	¥91,130	¥100,299	¥72,064	$733,625
NET	21,486	32,334	31,125	316,858
NCC	5,371	10,776	2,624	26,713
NCD	46,828	43,849	27,310	278,021
NCS	347	227	205	2,087
NCH	4,344	4,298	5,105	51,970
NCF	42,845	40,649	22,669	230,775
NSNK	10,600	12,092	11,001	111,992
NCPL	8,460	6,594	6,727	68,482
NTSC	357	293	211	2,148
NCEL	3,133	4,177	5,843	59,483
NSRV	—	3,549	4,508	45,892
NSBC	3,439	3,633	3,053	31,080
NSCJ	2,448	2,455	1,746	17,775
NMA	—	284	15	153
NNSN	762	826	593	6,037
All Others	189,726	223,080	185,151	1,884,872

Total	431,276	489,415	379,950	3,867,963
Intersegment elimination	(431,276)	(489,415)	(379,950)	(3,867,963)

Consolidated total	—	—	—	—

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Operating income or loss:
NCJ	¥11,241	¥13,980	¥7,315	$74,468
NET	10,822	12,606	15,629	159,106
NCC	275	1,040	(324)	(3,298)
NCD	4,560	4,720	2,855	29,064
NCS	1,545	1,231	182	1,853
NCH	386	576	554	5,640
NCF	4,407	4,129	2,321	23,628
NSNK	8,198	4,608	4,473	45,536
NCPL	4,056	3,415	2,102	21,399
NTSC	1,430	1,643	745	7,584
NCEL	2,688	3,631	2,046	20,829
NSRV	—	372	(225)	(2,291)
NSBC	136	97	(281)	(2,861)
NSCJ	1,412	1,182	201	2,046
NMA	59	555	(728)	(7,411)
NNSN	545	610	298	3,034
All Others	13,046	22,663	13,463	137,056

Total	64,806	76,864	50,626	515,382

Main components of U.S. GAAP adjustments:
Pension and severance costs	(126)	(483)	(30)	(305)
Lease	(1)	272	376	3,828
Consolidation adjustments mainly related to elimination of intersegment profits	1,130	(1,200)	2,803	28,535
Reclassification *1	(544)	6,611	(196)	(1,995)
Others *2	671	(4,522)	(1,773)	(18,050)

	¥65,936	¥77,542	¥51,806	$527,395

*1	Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes non-recurring gain for the year ended March 31, 2008 and loss on disposals of fixed assets for the year ended March 31, 2009.

*2	Profit or loss of subsidiaries not included in management reports due to their immateriality are the main components of Others. Furthermore, Others includes amortization of capitalized assets related to the business acquisitions for the year ended March 31, 2008 and 2009.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Interest income:
NCJ	¥1,873	¥2,414	¥1,636	$16,655
NET	227	184	391	3,980
NCC	28	48	20	204
NCD	55	115	304	3,095
NCS	487	344	92	937
NCH	44	39	11	112
NCF	93	116	47	478
NSNK	539	564	415	4,225
NCPL	45	81	37	377
NTSC	1	0	1	10
NCEL	29	22	33	336
NSRV	—	122	29	295
NSBC	93	78	34	346
NSCJ	32	24	15	153
NMA	19	81	147	1,496
NNSN	55	68	39	397
All Others	531	681	370	3,766

Total	4,151	4,981	3,621	36,862
Intersegment elimination	(1,907)	(2,398)	(1,379)	(14,038)

Consolidated total	¥2,244	¥2,583	¥2,242	$22,824

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Interest expense:
NCJ	¥1,381	¥1,764	¥1,038	$10,567
NET	0	1	3	31
NCC	248	244	111	1,130
NCD	0	0	0	0
NCS	0	0	0	0
NCH	0	0	0	0
NCF	376	243	69	702
NSNK	309	150	7	71
NCPL	17	25	7	71
NTSC	13	13	5	51
NCEL	1	3	2	20
NSRV	—	145	74	753
NSBC	180	220	159	1,619
NSCJ	73	78	64	652
NMA	101	279	299	3,044
NNSN	36	46	65	662
All Others	1,082	1,373	685	6,973

Total	3,817	4,584	2,588	26,346
Intersegment elimination	(1,841)	(2,215)	(1,184)	(12,053)

Consolidated total	¥1,976	¥2,369	¥1,404	$14,293

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Depreciation:
NCJ	¥1,487	¥1,456	¥1,417	$14,425
NET	3,397	5,391	3,393	34,541
NCC	677	945	1,138	11,585
NCD	918	818	689	7,014
NCS	266	314	92	937
NCH	6	7	5	51
NCF	3,025	3,079	2,671	27,191
NSNK	861	1,006	1,190	12,114
NCPL	1,351	1,292	1,239	12,613
NTSC	727	766	709	7,218
NCEL	745	915	896	9,122
NSRV	—	318	452	4,601
NSBC	89	105	252	2,565
NSCJ	344	301	303	3,085
NMA	428	1,534	1,308	13,316
NNSN	463	493	1,029	10,475
All Others	13,340	14,926	13,828	140,773

Total	28,124	33,666	30,611	311,626
U.S. GAAP adjustments*1	1,580	1,520	53	539
Others*2	293	1,148	1,483	15,098

Consolidated total	¥29,997	¥36,334	¥32,147	$327,263

*1	Some leased properties are not capitalized in the operating segments but are capitalized under U.S. GAAP.

*2	Depreciation expenses of subsidiaries not included in management reports due to their immateriality are the main components of Others.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

				U.S. dollars
				in thousands
	Yen in millions			For the year
	For the year ended			ended
	March 31			March 31,
	2007	2008	2009	2009
Income tax expenses or benefit:
NCJ	¥8,162	¥4,069	¥3,831	$39,000
NET	88	179	529	5,385
NCC	0	0	54	550
NCD	500	267	548	5,579
NCS	220	103	0	0
NCH	66	98	89	906
NCF	12	14	13	132
NSNK	(658)	59	654	6,658
NCPL	2,060	1,199	538	5,477
NTSC	528	886	29	295
NCEL	1,089	1,328	705	7,177
NSRV	—	226	(66)	(672)
NSBC	98	(141)	(374)	(3,807)
NSCJ	551	423	66	672
NMA	62	340	28	285
NNSN	295	371	141	1,435
All Others	3,479	4,048	3,379	34,399

Total	16,552	13,469	10,164	103,471

U.S. GAAP adjustments	(757)	514	(126)	(1,287)
Consolidation adjustments	2,150	1,947	2,426	24,702

Consolidated total	¥17,945	¥15,930	¥12,464	$126,886

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

			U.S. dollars
			in thousands
	Yen in millions		For the year
	For the year ended		ended
	March 31		March 31,
	2008	2009	2009
Segment assets:
NCJ	¥365,503	¥466,817	$4,752,285
NET	54,590	45,208	460,226
NCC	11,986	10,143	103,258
NCD	22,883	20,961	213,387
NCS	16,956	11,591	117,999
NCH	11,286	10,718	109,111
NCF	17,544	14,930	151,990
NSNK	89,688	86,020	875,700
NCPL	55,969	46,564	474,030
NTSC	26,379	20,553	209,233
NCEL	29,613	27,314	278,062
NSRV	17,696	16,767	170,691
NSBC	17,994	15,785	160,694
NSCJ	20,545	17,592	179,090
NMA	28,474	21,172	215,535
NNSN	10,882	11,538	117,459
All Others	221,434	184,314	1,876,352

Total	1,019,422	1,027,987	10,465,102
U.S. GAAP adjustments:
Lease	2,435	(436)	(4,439)
Property, plant and equipment	(2,721)	(2,970)	(30,235)
Deferred tax assets	11,931	9,343	95,114
Marketable securities	4,245	4,037	41,097
Others	(5,489)	(4,965)	(50,544)

Sub-total	10,401	5,009	50,993
Elimination of intersegment assets, net of taxes	(490,344)	(459,698)	(4,679,813)
Intangible assets and other fair value adjustments	17,131	14,064	143,174
Goodwill	71,223	71,060	723,404
To adjust affiliate from cost to equity method	(227)	(630)	(6,414)
Others*1	44,108	45,092	459,046

Consolidated total	¥671,714	¥702,884	$7,155,492

*1	Assets of subsidiaries not included in management reports due to their immateriality are the main components of Others.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

			U.S. dollars
			in thousands
	Yen in millions		For the year
	For the year ended		ended
	March 31		March 31,
	2008	2009	2009
Expenditure for segment assets:
NCJ	¥1,168	¥3,871	$39,407
NET	3,002	2,301	23,425
NCC	1,860	1,599	16,278
NCD	480	349	3,553
NCS	196	1	10
NCH	5	0	0
NCF	2,298	1,108	11,280
NSNK	899	2,270	23,109
NCPL	885	931	9,478
NTSC	542	360	3,665
NCEL	1,296	1,114	11,341
NSRV	446	1,410	14,354
NSBC	97	62	631
NSCJ	219	262	2,667
NMA	1,721	3,067	31,223
NNSN	507	834	8,490
All Others	15,660	18,517	188,506

Total	31,281	38,056	387,417
Reconciliation *1	4,379	445	4,531

Consolidated total	¥35,660	¥38,501	$391,948

*1	The amounts of expenditure for segment assets were on an accrual basis while the amounts of consolidated total were on a cash basis.
          NIDEC did not have significant non-cash items other than depreciation in reported profit. Equities in earnings of affiliates were not allocated to the segments in the financial information report available and were not regularly reviewed by NIDEC’s chief operating decision maker. Intersegment sales were made at prices that approximate current market value.
27. Subsequent events:
Dividends for the second half of the fiscal year ended March 31, 2009
          Subsequent to March 31, 2009, the Company’s Board of Directors declared a cash dividend of ¥4,179 million ($42,543 thousand) payable on June 8, 2009 to stockholders as of March 31, 2009.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
28. Quarterly Financial Data for the year ended March 31, 2009: (Unaudited)

	Yen in millions
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Net sales	¥174,947	¥190,273	¥141,186	¥107,052	¥613,458

Operating expenses:
Cost of products sold	136,005	146,354	111,452	89,082	482,893
Selling, general and administrative expense	13,215	14,253	12,802	11,525	51,795
Research and development expenses	7,335	7,280	6,894	5,455	26,964

	156,555	167,887	131,148	106,062	561,652

Operating income	18,392	22,386	10,038	990	51,806

Other income (expense):
Interest and dividend income	632	636	771	504	2,543
Interest expense	(364)	(343)	(347)	(350)	(1,404)
Foreign exchange gain (loss), net	4,794	(2,121)	(12,828)	6,467	(3,688)
(Loss) gain on marketable securities, net	(24)	(33)	127	(1,375)	(1,305)
Other, net	(347)	(227)	161	(510)	(923)

	4,691	(2,088)	(12,116)	4,736	(4,777)

Income (loss) from continuing operations before income taxes	23,083	20,298	(2,078)	5,726	47,029
Income taxes	(5,891)	(5,275)	(171)	(1,127)	(12,464)

Income (loss) from continuing operations before minority interest and equity in earnings of affiliated companies	17,192	15,023	(2,249)	4,599	34,565
Minority interest in income of consolidated subsidiaries	2,080	1,995	195	(493)	3,777
Equity in net losses (income) of affiliated companies	58	36	(16)	(30)	48

Income (loss) from continuing operations	15,054	12,992	(2,428)	5,122	30,740
Income (loss) from discontinued operations	55	(261)	(2,349)	168	(2,387)

Net income (loss)	¥15,109	¥12,731	¥(4,777)	¥5,290	¥28,353

Per share data:
Earning per share — basic
Income (loss) from continuing operations	¥103.86	¥89.62	¥(16.85)	¥36.47	¥214.04
Income (loss) from discontinued operations	0.38	(1.80)	(16.31)	1.20	(16.62)
Net income (loss)	104.24	87.82	(33.16)	37.67	197.42
Earning per share — diluted
Income (loss) from continuing operations	¥100.91	¥87.05	¥(16.85)	¥36.47	¥210.49
Income (loss) from discontinued operations	0.36	(1.75)	(16.31)	1.20	(16.37)
Net income (loss)	101.27	85.30	(33.16)	37.67	194.12
Cash dividends	¥30.00	¥0.00	¥30.00	¥0.00	¥60.00

          Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

NIDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

	U.S. dollars in thousands
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Net sales	$1,780,994	$1,937,015	$1,437,300	$1,089,810	$6,245,119

Operating expenses:
Cost of products sold	1,384,557	1,489,911	1,134,602	906,872	4,915,942
Selling, general and administrative expenses	134,531	145,098	130,327	117,327	527,283
Research and development expenses	74,672	74,112	70,182	55,533	274,499

	1,593,760	1,709,121	1,335,111	1,079,732	5,717,724

Operating income	187,234	227,894	102,189	10,078	527,395

Other income (expense):
Interest and dividend income	6,434	6,474	7,849	5,131	25,888
Interest expense	(3,706)	(3,491)	(3,533)	(3,563)	(14,293)
Foreign exchange gain (loss), net	48,804	(21,592)	(130,591)	65,834	(37,545)
(Loss) gain on marketable securities, net	(244)	(336)	1,293	(13,998)	(13,285)
Other, net	(3,533)	(2,311)	1,639	(5,191)	(9,396)

	47,755	(21,256)	(123,343)	48,213	(48,631)

Income (loss) from continuing operations before income taxes	234,989	206,638	(21,154)	58,291	478,764
Income taxes	(59,971)	(53,701)	(1,741)	(11,473)	(126,886)

Income (loss) from continuing operations before minority interest and equity in earnings of affiliated companies	175,018	152,937	(22,895)	46,818	351,878
Minority interest in income of consolidated subsidiaries	21,175	20,309	1,985	(5,019)	38,450
Equity in net losses (income) of affiliated companies	590	367	(163)	(305)	489

Income (loss) from continuing operations	153,253	132,261	(24,717)	52,142	312,939
Income (loss) from discontinued operations	559	(2,657)	(23,914)	1,712	(24,300)

Net income (loss)	$153,812	$129,604	$(48,631)	$53,854	$288,639

Per share data:
Earning per share — basic
Income (loss) from continuing operations	$1.06	$0.91	$(0.17)	$0.37	$2.18
Income (loss) from discontinued operations	0.00	(0.02)	(0.17)	0.01	(0.17)
Net income (loss)	1.06	0.89	(0.34)	0.38	2.01
Earning per share — diluted
Income (loss) from continuing operations	$1.03	$0.89	$(0.17)	$0.37	$2.14
Income (loss) from discontinued operations	0.00	(0.02)	(0.17)	0.01	(0.16)
Net income (loss)	1.03	0.87	(0.34)	0.38	1.98
Cash dividends	$0.31	$0.00	$0.31	$0.00	$0.61

          Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.