Form 20-F
period 2010-03-31
NIDEC CORP
filed 2010-06-24
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

As of March 31, 2010, 145,075,080 shares of common stock were outstanding, including 2,229,730 shares represented by 8,918,920 American Depositary Shares and 5,784,406 shares held in treasury.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan, “THB” means the lawful currency of Thailand, and “RMB” means the lawful currency of People’s Republic of China.

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital and financial markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in “Risk Factors” and elsewhere in this annual report and include, but are not limited to:

•

general economic conditions in the computer and other information technology, consumer electronics and related product markets, particularly levels of consumer spending capital expenditures by companies;

•

our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the hard disk spindle motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development;

•	abrupt changes in our customers’ market position, particularly as a result of mergers and acquisitions;

•	general economic conditions in the computer and other information technology, consumer electronics and related product markets, particularly levels of consumer spending;

•	exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated;

•	our ability to acquire and successfully integrate companies with complementary technologies and product lines;

•	adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations;

•	increase in raw material and labor costs; and

•	any negative impacts on our businesses from outbreaks of diseases in the countries where we have production plants, such as a new type of influenza virus.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table includes selected historical financial data for the years ended March 31, 2006 through 2010 derived from our consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included in this annual report.

Selected Financial Data

	Year ended March 31,
	2006(1)	2007(1)	2008(1)	2009(1)	2010	2010
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥510,064	¥611,341	¥724,361	¥610,803	¥587,459	$6,314,048
Cost of products sold	387,704	468,692	567,679	480,475	436,337	4,689,778
Selling, general and administrative expenses	38,020	45,025	49,702	51,488	48,067	516,627
Operating income	56,190	65,780	77,397	52,015	78,342	842,025
Income from continuing operations before income taxes	66,829	67,437	64,089	47,270	75,002	806,126
Net income attributable to Nidec Corporation	40,949	39,932	41,156	28,353	51,961	558,480
Balance sheet data (period end):
Total assets	¥565,970	¥662,623	¥671,714	¥702,884	¥692,791	$7,446,163
Short-term borrowings	43,621	78,848	68,854	221,342	115,467	1,241,047
Current portion of long-term debt	4,647	3,216	29,196	1,883	1,497	16,090
Long-term debt	32,134	31,560	3,430	2,578	1,745	18,755
Total Nidec Corporation shareholders’ equity	263,659	305,016	319,584	297,148	340,309	3,657,663
Common stock	65,649	65,868	66,248	66,551	66,551	715,294
Number of shares outstanding	144,661,292	144,780,492	144,987,492	145,075,080	145,075,080	145,075,080
Per share data:
Income from continuing operations per share—basic	¥293.27	¥281.37	¥288.57	¥215.10	¥379.70	$4.08
Loss on discontinued operations per share—basic	(7.80)	(5.34)	(4.57)	(17.68)	(6.66)	(0.07)
Net income attributable to Nidec Corporation per share—basic	285.47	276.03	284.00	197.42	373.04	4.01
Income from continuing operations per share—diluted	282.57	273.44	280.73	211.53	379.70	4.08
Loss on discontinued operations per share—diluted	(7.51)	(5.19)	(4.44)	(17.41)	(6.66)	(0.07)
Net income attributable to Nidec Corporation per share—diluted	275.05	268.25	276.29	194.12	373.04	4.01
Cash dividends paid per share	25.00	40.00	50.00	60.00	55.00	0.59

Note:

(1)	As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within “electronic and optical components”. As of September 30, 2009, we discontinued our semiconductor manufacturing equipment, or SME, business which had been included within “machinery”. The operating results of the OPU and SME businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”). All prior period OPU and SME amounts in the above table, except for the balance sheet data, have also been so reclassified as to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2006 through 2009.

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥93.04 per $1.00, which was an approximate exchange rate in Japan on March 31, 2010. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at these rates or at all.

	High	Low	Average	Period-end
Year ended March 31,
2006	¥120.93	¥104.41	¥113.15	¥117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
Calendar period
December 2009	93.08	86.82	89.95	93.08
January 2010	93.31	89.41	91.10	90.38
February 2010	91.94	88.84	90.14	88.84
March 2010	93.40	88.43	90.72	93.40
April 2010	94.51	92.03	93.45	94.24
May 2010	¥94.68	¥89.89	¥91.97	¥90.81

The above table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

As of June 11, 2010, the noon buying rate was ¥91.72 per $1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate Technology LLC, were approximately 11%, 10% and 11% of total net sales for the years ended March 31, 2008, 2009 and 2010, respectively. Sales to our top six customers represented approximately 37%, 36% and 41% of our net sales for the years ended March 31, 2008, 2009 and 2010, respectively, and the six customers also represented ¥47.6 billion, or 32%, ¥36.7 billion, or 33%, and ¥61.6 billion, or 41%, of our gross accounts receivable at March 31, 2008, 2009 and 2010, respectively. Moreover, most of our sales to the six largest customers relate to motors used in hard disk drives, or HDDs. As a result of customer concentration, our net sales could be significantly impacted in the event of:

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

Because of our dependence on the computer industry, our business may be adversely affected by a decline in the computer market.

A substantial portion of our net sales depends on sales of computers and computer peripherals that incorporate our products, including small precision motors. Although we have been diversifying our products and entering into new markets, such as motors for use in home appliances and automobiles, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

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

If any of the foregoing factors leads to a decline in the market for computers and computer peripherals, our net sales could decrease, and our results of operations could be materially and adversely affected.

We derive a substantial portion of our net sales from sales of spindle motors for hard disc drives, and a decrease in demand for, or prices of, HDDs could harm our business.

Net sales of spindle motors for HDDs in computers, and digital home appliances, such as DVD recorders, were 30.8%, 29.7%, and 34.7% of our total net sales in 2008, 2009, and 2010, respectively. Reduced demand for, or lower prices of, HDDs could result in a decrease in our net sales, adversely affecting our results of operations.

During an economic downturn, manufacturers of HDDs may suspend or reduce purchases of additional inventory from suppliers such as us. The rate of decline in average selling price accelerates when manufacturers lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to increase their market share.

Many of our customers implement a just-in-time inventory control system. Accordingly, we generally maintain inventory at or near our customers’ production facilities based on estimated demand. Our inventory was ¥57.5 billion at March 31, 2009 and ¥69.5 billion at March 31, 2010. A substantial amount of capital and cost is required to maintain inventory sufficient to meet orders from our customers in a timely manner. In addition, our estimates of future customer demand may prove excessive, exposing us to the risk of unsold inventory becoming obsolete and prices of our products being reduced.

Demand for HDDs may decline as a result of a competing data storage or communications technology becoming more common. For example, solid state drives, or SSDs, and other non-HDD storage devices may replace HDDs in certain capacity areas if the price per memory capacity for SSDs is reduced in the future to a level competitive with that for HDDs. SSDs and other new technologies could result in lower demand for HDDs, which in turn could result in reduced sales of our spindle motors.

HDD manufacturers may merge or otherwise restructure their operations and, as part of their restructurings, may seek to reduce costs and inventories. Such restructurings may result in increasing downward pressure on spindle motor prices, which could reduce our margins. Our customers may also re-allocate their procurement orders to our competitors, which could reduce our sales volumes. Such restructurings or similar moves by HDD manufacturers could have a material negative impact on our results of operations.

We are facing downward pricing pressure in all markets where we provide our products, and price declines could reduce our revenues and gross margins.

We expect downward pricing pressure to continue in all markets where we provide our products. The hard disk drive industry, where competition is particularly harsh, is characterized by rapidly declining selling prices over the life of a product even for those products which are competitive and timely to market. Our average unit price of spindle motors for HDDs on a Japanese yen basis decreased by approximately 3%, 15% and 15% during the years ended March 31, 2008, 2009 and 2010, respectively. On a U.S. dollar basis, our average unit price of spindle motors for HDDs decreased by approximately 1%, 3% and 8%, respectively. In general, the selling price of a spindle motor decrease over time as the supply of such products increases and as the existing technology becomes obsolete. Also, intense price competition among customers may pressure us to lower the prices of our products while the price of raw materials used in our products may increase due to rising demand for such raw materials in emerging economies, which may make it difficult for us to maintain the current level of profitability. If we are not able to achieve cost reductions, or develop new products with lower production costs, our business, financial condition and results of operations could be adversely impacted.

Also, the general purchaser preference particularly in the computer market has shifted from higher-priced end-products to lower-priced end-products. If this trend further accelerates, or if the trend continues significantly longer than our expectation, there may be additional downward pricing pressure on our products, and our results of operations may be adversely affected.

If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

We rely on third party suppliers for some of the raw materials, such as aluminum, and some of the equipment, such as connectors, electric circuits, magnets and other unit assemblies, used in our manufacturing processes. Our production capacity will be limited if one or more of these materials or equipment becomes unavailable or available in reduced quantities due to increased prices for such materials, financial or operational disruptions or slowdowns suffered by our principal suppliers or shippers or otherwise, or if we are unable to find alternative suppliers or shippers. If our source of materials and supplies are unavailable for a significant period of time, our operating results will be adversely affected.

We face aggressive competition both in the markets where we supply our main products and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

In the markets where we supply our main products, including small precision motors, we are under intensive price competitive pressure to reduce our prices as our competitors attempt to expand their market share. In the markets in which we are attempting to expand our market share, including the home appliances and automobile parts markets, we compete with competitors that may have larger financial, research and development, manufacturing, sales, marketing and service capabilities and sources of support than we do, and that may also have established market recognition and long-standing customer relationships. In emerging markets, including those for electric and hybrid vehicle control systems, we also face severe competition with other new market entrants as they seek to expand their market shares.

To maintain our competitiveness in the markets where we supply our main products, and to enhance our competitiveness in the markets into which we are attempting to expand our business, we believe that we should maintain, or may need to increase, our substantial level of investment in research and development, expand our production, sales and marketing capabilities, enhance services and support, timely develop new products, and further improve our existing products.

We may not be able to successfully compete in all or some of our markets in the future if:

•

any of our markets develops faster than our expectations due to rapidly increasing demand or otherwise, causing our market share to decline relative to our competitors who are better able to meet increasing demand or otherwise cope with developing markets;

•	we are unable to achieve technological advancement necessary for our products to be accepted in the markets;

•

our competitors’ competitive efforts result in technological innovations, improved manufacturing efficiencies or enhanced research and developmental capabilities, rendering our products and technologies obsolete or uncompetitive; or

•	we are unable to obtain financial, technological, human and other resources necessary to maintain or enhance our investments.

Our failure to maintain or enhance our competitive position could result in reduced profitability.

We may be unable to commercialize customized products that satisfy customers’ needs, or our customers may be unable to commercialize products that incorporate our products, which could damage our reputation and reduce sales.

Our customers generally require us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines including design, manufacture and delivery of customized products, we will not be able to meet our customers’ needs. Any future failure to meet significant customer requirements could damage our reputation, result in a decline in our market share and reduction of our sales and profit ratio, and impede the business development of these new products and the expansion of the products’ markets.

In addition, if a customer fails to successfully commercialize or sell products that incorporate in them any customized product which we have invested significant resources to develop, our business and results of operations would be materially adversely affected.

If any defect is discovered in our products, or if any of the end-products in which our products are incorporated malfunctions, our reputation and results of operations may suffer by lost sales, costs associated with recalls or management distraction.

We manufacture complex, state-of-the-art motors and other electronic products and, as a result, are exposed to potential warranty and product liability claims arising from alleged or actual defects in our products in the normal course of business. In particular, widespread malfunction of any end-product in which our products are incorporated may lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such malfunction is caused by or attributed or alleged to be attributed to defects in our products, our brand image could be damaged, we might be drawn into disputes with our customers, or our results of operations might be adversely affected by lost sales or costs associated with recalls. In addition, significant financial and human resources might be incurred, and management’s attention might be diverted, if we are required to defend ourselves against legal claims.

We generally maintain insurance against product liability claims, but our insurance coverage may not be adequate for any potential liability ultimately incurred. In addition, insurance could become unavailable in the future on terms acceptable to us. A successful claim that exceeds our available insurance coverage or a significant product recall could have a material adverse impact on our financial condition and results of operations.

We rely on production in developing countries which may become politically or economically unstable and face risks resulting from unanticipated developments in those countries.

We manufacture and sell a large percentage of our products at locations in developing countries such as China, Thailand, the Philippines, Vietnam, Malaysia, Mexico, and Indonesia, in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we can continue to manufacture our products cost-efficiently in proximity to our customers. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there.

Furthermore, business activities overseas exposes us to the following various risks related to foreign business transactions, and these risks may adversely affect our business, operating results, and financial condition.

•	economic slowdown or downturn in the relevant industries in foreign markets;

•	international currency fluctuations;

•	general strikes or other disruptions in working conditions;

•	labor shortage and the labor cost increase, especially in China;

•	political instability;

•	changes in trade restrictions and tariffs;

•	the difficulties associated with staffing and managing international operations;

•	generally longer receivables collection periods;

•	unexpected changes in or imposition of new legislative or regulatory requirements;

•	relatively limited protection for intellectual property rights in some countries;

•	potentially adverse taxes;

•	cultural and trade differences;

•	additional cost of products exported overseas, including tariffs, shipping costs, and other duties and impositions, which may make our products less competitive in terms of price; and

•	significant time and capital required for expanding overseas businesses before achieving capital return.

Our quarterly operating results do not necessarily indicate a trend of our future operating results.

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the various factors, including:

•	fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our products are sold and used, including the computer industry;

•	translation effect of exchange rate fluctuations on the results of our overseas subsidiaries and monetary assets and liabilities denominated in foreign currencies;

•	the availability and extent of utilization of our manufacturing capacity;

•	changes in our product, customer, or competitor mix, which can occur on short notice;

•	cancellation or rescheduling of significant orders, which can occur on short notice;

•	deferrals of customer orders in anticipation of new products; and

•	component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources which can occur on short notice.

Because our production and inventory are planned in advance of anticipated customer demand, if actual demand is significantly smaller than projected, we may suffer losses.

We typically plan our production and inventory levels based on customers’ advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonality or other factors. Our inventory as of March 31, 2010 was 20.9% higher than it was as of March 31, 2009. In order to secure sufficient production scale and productivity, we may also make capital investments in advance of anticipated customer demand. In addition, in response to anticipated long lead times to obtain inventory and materials from our suppliers, we may from time to time order materials in advance of anticipated customer demand. This advance investment and ordering may result in excess inventory levels, resulting in unanticipated inventory write-downs if expected orders fail to materialize.

In addition, our operating expenses are relatively fixed, and we thus have limited ability to reduce expenses quickly in response to any revenue shortfalls resulting from a decrease in demand. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections.

Our growth has been based in part on acquisitions of, or investments in, other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets.

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

Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. There can be no assurance that our acquisitions will generate the operational and financial returns we expect. The success of our future acquisitions will depend upon factors such as:

•	our ability to manufacture and sell the products of the businesses acquired;

•	continued demand for these acquired products by our customers;

•	our ability to integrate the acquired businesses’ operations, products and personnel;

•	our ability to retain key personnel of the acquired businesses;

•	our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses;

•	accuracy of financial due diligence; and

•	our ability to identify possible liabilities that could negatively affect our business, operations or reputation during the due diligence process.

Our new and additional investments in other companies are subject to other uncertainties that may have a material adverse impact on our business. For example, the fair value of our investments in other companies may be impaired if their business results deteriorate, resulting in a decline in the fair value of their securities that is other than temporary. Changes in economic policies of local governments, laws and regulations, and accounting rules applicable to companies in which we invest may also have a significant adverse effect on our financial results. In addition, in cases where we have a non-controlling interest shareholder, we typically cannot control the operations and the assets of the investees or make major decisions without the consent of other shareholders or participants, or at all, and increasing our shareholding to a controlling stake may not be feasible.

Failure to succeed in acquisitions or investments, or an inability to find suitable acquisition or investment targets, could have a material adverse effect on our business, results of operations and financial condition.

Our growth places strains on our managerial, operational and financial resources.

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

We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

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

Any material failure to successfully achieve our corporate objectives or business strategies due to changes in the economic environment or otherwise may have an adverse impact on our reputation and business.

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

We assess our performance and make operating decisions based on financial information received from the 14 operating segments and others that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Servo Corporation, Nidec Techno Motor Holdings Corporation and Nidec Motors & Actuators. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segment data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments.

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

We are subject to environmental regulations such as those relating to air pollution, water pollution, treatment of hazardous substances, waste management, and soil and groundwater contamination. Our business activities are subject to a wide range of environmental laws and regulations in Japan, Asia, North America, Europe and other areas. We may be held responsible for payments or other compensation for noncompliance with or otherwise pursuant to applicable environmental regulations, in which case our reputation as well as our results of operations could be adversely affected. Moreover, if these regulations become more stringent in the future, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws and regulations could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.

Our business activities are also subject to various other governmental regulations, both local and international, including antitrust, anti-bribery, intellectual property, consumer protection, taxation, export regulations, tariffs, foreign trade and exchange controls. Because our sales are mostly derived from small precision motor sales and because we have a dominant market share globally for small precision motors, any regulatory development or measure that affects sales or manufacturing of small precision motors in particular could reduce our sales or otherwise negatively affect our business. In addition, as our common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and American Depositary Shares representing shares of our common stock are listed on the New York Stock Exchange, we must also comply with applicable securities laws and regulations. Compliance with these and other applicable laws and regulations could require significant financial, human and other resources. Moreover, our failure or inability to comply fully with these and other applicable laws and regulations could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

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

As a public company, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as a company subject to the reporting obligations under the U.S. Securities Exchange Act of 1934, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our independent registered public accounting firm must also conduct an audit on the effectiveness of our internal control over financial reporting. We have also been subject to regulations on internal control over financial reporting under Japanese law since the beginning of the fiscal year ended March 31, 2009.

Designing and implementing an effective system of internal controls capable of monitoring and managing our business and operations requires significant management, human and other resources. Once we identify any significant deficiencies or material weaknesses in our internal control systems, we may require additional resources and incur additional costs for remediating such deficiencies or weaknesses. For example, during the fiscal year ended March 31, 2009, a material weakness in our internal control over financial reporting existed in connection with a related-party loan during the fiscal year that was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. As a result of the identification of the material weakness, we were required to adopt and implement remedial measures designed to enhance our internal control over financial reporting commencing in that fiscal year. These remedial measures and any future enhancements, however, may not be adequate to prevent similar incidents from occurring or otherwise ensure that our internal controls are effective.

If management determines that our internal control over financial reporting is not effective for any period, we may be unable to timely file reports required under the U.S. Securities and Exchange Act of 1934, and our market perception could be negatively affected. Depending on the severity of, and causes and other factors relating to, a material weakness in internal control over financial reporting, we could be subject to liabilities or sanctions, including enforcement action by the SEC for violations of the U.S. securities laws and by the Japanese Financial Services Agency for violations of the Financial Instruments and Exchange Law. In addition, we could be restricted in our ability to access U.S., Japan and other markets for capital raising.

We could be harmed by litigation involving patents and other intellectual property rights.

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

Leaks of confidential information may adversely affect our business.

In the normal course of business, we possess personal and other confidential information on our customers, other companies and other third parties with whom we do business as well as our own confidential information and personal information of our employees. Although we have security measures in place to protect such information, we may be subject to liability or regulatory action if any of such information is leaked due to human or technical error, unauthorized access or other illegal conduct, or otherwise. Failure to protect confidential information could also lead to a loss of our competitive advantage and customer and market confidence in us, adversely affecting our business, financial condition and results of operations.

In addition, there is a risk that our confidential information may be leaked due to human or technical error or illegal conduct by a third party or other causes that are beyond our control. In such cases, including where our competitive advantage is lost because of the leak, our business, financial condition or results of operations may be adversely affected.

For our business to continue effectively, we will need to attract and retain qualified personnel.

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

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

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

If our goodwill and long-lived assets become impaired, we may be required to record impairment charges, which would adversely affect our financial results.

We have substantial goodwill and long-lived assets, including plants, property and equipment. In accordance with U.S. GAAP, we review goodwill annually for impairment and goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. In addition, if long-lived assets do not generate sufficient cash flows, impairment losses will also have to be recognized. Any significant amount of such impairment losses will adversely affect our results of operations and financial condition.

Our results of operations will be negatively affected if we are required to reduce our deferred tax assets.

As part of the process of preparing our consolidated financial statements in accordance with U.S. GAAP, we must assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. In the event of a deterioration in market conditions or results of operations, in which we determine that there is additional uncertainty regarding realization of all or part of our net deferred tax assets, an adjustment to our deferred tax assets would decrease our income during the period in which such determination is made.

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

Sales to customers outside Japan accounted for 70.5%, 68.3% and 74.3% of our consolidated net sales during the years ended March 31, 2008, 2009 and 2010, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, the appreciation of the Japanese yen and other currencies against the U.S. dollar will generally have a negative effect on our sales, operating income, and net income. We may experience volatility in our results of operations as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in yen.

We also experience foreign exchange risk to the extent that our sales and expenses or those of our subsidiaries are denominated in different currencies. In order to mitigate against this risk, in recent years we have been attempting to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

Interest rate fluctuations may adversely affect our financial condition.

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

An unexpected drastic decline in the global economies may result in reduced demand for our products.

Demand for our products may be adversely affected by unexpected economic trends in the countries or regions in which our products are sold. Economic downturns and resulting declines in purchasing activities in markets worldwide may decline demands for our products, and if the harsh economic environment caused by the recent global recession persists, our business, operating results and financial condition may be adversely affected.

Our ability to collect on our accounts receivable may be adversely affected by our customers’ worsening financial conditions.

Our accounts receivable as of March 31, 2010 was 35.8% higher compared to March 31, 2009. While we are taking measures to mitigate and manage credit risks with respect to our customers and business partners, if changes in the economic conditions of our major markets lead to unexpected levels of bankruptcies or defaults or otherwise result in our customers being unable to pay for our products on schedule or at all, our operating results and financial condition may be negatively affected.

Decreases in the value of Japanese or foreign stocks may adversely affect our financial results.

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

We rely to a large extent on debt and equity financing to finance our operations, capital expenditures and acquisitions of other companies. If, due to changes in financial market conditions or other factors, financial institutions reduce, terminate or otherwise modify the amounts or terms of their lending or credit lines to us, and if we are unable to find alternative financing sources on equally or more favorable terms, our business may be materially adversely affected. In addition, if there is a significant downgrade of our credit ratings by one or more credit rating agencies as a result of any deterioration of our financial condition or if investor demand significantly decreases due to economic downturns or otherwise, we may not be able to access funds when we need them on acceptable terms, our access to capital markets may become more restricted, or the cost of financing our operations through indebtedness may significantly increase. This could adversely affect our results of operations and financial condition.

Natural disasters, public health issues, armed hostilities, terrorism and other causes over which we have little or no control could harm our business.

Natural disasters, fires, public health issues, armed hostilities, terrorism and other incidents, whether in Japan or any other country in which we operate, could cause damage or disruption to us, our suppliers or customers, or could create political or economic instability, any of which could harm our business. For example, several of our facilities in Japan could be subject to catastrophic loss caused by earthquakes. The spread of unknown infectious diseases, such as a new type of influenza virus, could affect adversely our operations by rendering our employees unable to work, reducing customer demand or by disrupting our suppliers’ operations. Our network and information systems are important for normal operations, but such systems are vulnerable to shutdowns caused by unforeseen events such as power outages or natural disasters or terrorism, hardware or software defects, or computer viruses and computer hacking. Any of these events, over which we have little or no control, could cause a decrease in demand for our products or services, make it difficult or impossible for us to deliver products or for our suppliers to deliver components, require large expenditures to repair or replace our facilities or create delays and inefficiencies in our supply chain.

We maintain third party insurance coverage for various types of property, casualty and other risks. The types and amounts of insurance that we obtain vary from time to time and from location to location, depending on its availability and cost and our decisions as to risk retention. Our insurance policies are subject to deductibles, policy limits and exclusions that result in our retention of a level of risk on a self-insured basis. While we believe our insurance coverage is comparable to the coverage maintained by similar companies in our industry, losses not covered by insurance could be significant, adversely affecting our financial condition and results of operations.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well.

As of March 31, 2010, there were 139,290,674 shares of our outstanding common stock (excluding treasury stock), including 20,067,944 shares beneficially owned by our President and CEO, Mr. Shigenobu Nagamori, representing 14.4% of the outstanding shares. These shares and, generally, the shares owned by other shareholders, can be sold on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan. Additional sales of a substantial amount of our common stock in the public market, or the perception that sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

Japan’s unit share system imposes restrictions in holdings of our common stock that do not constitute whole units.

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

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our Articles of Incorporation, Regulations of the Board of Directors, Share Handling Regulations and the other related regulations, as well as the Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

A holder of our ADSs will have fewer rights than a shareholder has and will have to act through the depositary to exercise those rights.

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

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all.

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

Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs.

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

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec is a joint stock corporation that was incorporated and registered under the Japanese Commercial Code (which was replaced by the Company Law in May 2006) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our main telephone number is 81-75-935-6140. As of March 31, 2010, we had 141 subsidiaries located in 19 countries, and an affiliated company located in the Philippines. We had 96,482 employees worldwide, 90.9% of which were employed outside Japan, as of March 31, 2010.

We are one of the leading global manufacturers of electric motors and related components and equipment. We aim to achieve sustainable business growth by solidifying our leadership position in motor drive technology and expanding our product portfolio into a broader spectrum of the global electric motor market. With a particular focus on brushless DC (Direct Current) motors, we have constantly explored new ways to serve the global market through the introduction of energy-efficient, environment-friendly motor drives. Our growth as a manufacturer of electric motors to our current size and status has largely been the result of the acquisition and integration of businesses that have enabled us to build a strong product offering. We regard our ability to identify, purchase and integrate acquisition targets as an essential part of our core strategy and strength.

In August 2009, to enhance our profit from manufacturing and selling sintered-alloy fluid dynamic bearing units, we acquired all of the voting interests in two joint ventures, NTN-Nidec (Zhejiang) Corporation and NTN-Nidec (Thailand) Co., Ltd., held by our joint venture partner, NTN Corporation in Japan. We and NTN Corporation established the two joint ventures in August 2002 and November 2005, respectively. Prior to our acquisition of the additional voting interests in August 2009, we held 40.0%, and NTN Corporation held, 60.0% of the voting interests in each joint venture. Following the acquisition, these companies were renamed Nidec Bearing (Zhejiang) Corporation and Nidec Bearing (Thailand) Co., LTD, respectively.

In January 2010, to strengthen our position in the household motor market and to expand our business in Europe, we acquired the household motor business of Appliances Components Companies S.p.A. in Italy through a share purchase transaction. The acquired business, which was renamed Nidec Sole Motor Corporation S.R.L. following the transaction, became our wholly owned subsidiary.

In February 2010, to meet the increasing demand for hard disk spindle motors, we acquired 75.0% of the outstanding shares of SC WADO Co., Ltd. in Thailand, which is a manufacturer of base plates, through a share transfer transaction. As a result of the transaction and a subsequent purchase of additional shares, we currently hold 90.0% of the outstanding shares of SC WADO.

In April, 2010, we and Nidec Servo Corporation, a consolidated subsidiary, entered into a share exchange agreement to make Nidec Servo our wholly owned subsidiary. The share exchange transaction is expected to become effective on October 1, 2010 in accordance with a resolution adopted at an ordinary general meeting of Nidec Servo shareholders held on June 18, 2010.

The following list presents a selected history of our major acquisition activities relating to the expansion of our businesses involving small precision motors, mid-size motors, machinery, electronic and optical components and other products:

During Fiscal Year Ended March 31,	Event
1989	We acquired Shinano Tokki Co., Ltd., a major manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then major manufacturer of audio equipment and hard disk drives for PCs. As a result, we gained the largest market share of spindle motors in the world.

1995	We acquired 38.5% of Kyoritsu Machinery Co., Ltd. and changed its name to Nidec Machinery Corporation. We subsequently increased our ownership to the current level of 60.0%. This company manufactures factory automation equipment for small precision motor assemblies and automated measuring instruments.

1995/ 2003	We acquired newly-issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, constituting 36.7% of its then outstanding shares. We subsequently increased our ownership to 51% and have consolidated its results since February 2002. Nidec-Shimpo became a wholly-owned subsidiary of Nidec by way of a share exchange, effective as of October 1, 2003. Nidec-Shimpo is a major manufacturer of stepless automatic transmission mechanisms.

1997/ 2002	At the time when Shimpo Industries became our consolidated subsidiary in February 2002, Shimpo Industries held 90.0% of the outstanding shares of Read Corporation, currently Nidec-Read Corporation. Shimpo Industries acquired Read Corporation from Nippon Steel Chemical Co., Ltd in 1997. Nidec-Read manufactures measuring/inspection equipment for electronic components, including printed circuit boards, ceramics, semiconductors and automotive parts. Nidec-Read became our majority-owned subsidiary in February 2002 as a result of the inclusion of Nidec-Shimpo in our scope of consolidation.

1998/ 2004	We acquired 17.7% of the outstanding shares of Copal Co., Ltd. in 1998, currently Nidec Copal Corporation, from Fujitsu Limited. Later in 1998, we increased our ownership of Nidec Copal to 42.8%. We further increased our ownership of Nidec Copal to 51.3% in February 2004. Nidec Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Nidec Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0% in 1998 and then to 51.0% in January 2004.

During Fiscal Year Ended March 31,	Event
1998	We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering. We initially owned 40.0% of the joint venture. We subsequently dissolved the joint venture and purchased the remaining 60.0% interest from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary in September 2000. Nidec Shibaura mainly develops and manufactures precision motors for electric home appliances.

1999	In October 1999, we acquired 71.0% of the outstanding shares of Nemicon Corporation, a manufacturer of optical rotary encoders, proximity sensors and other electronic equipment. Later that year, we acquired an additional 2.1% share in the company.

2000	We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, currently Nidec Power Motor Corporation, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services mid-size motors for industrial equipment and home electrical appliances. Through this acquisition, we expanded our business in the field of mid-size motors.

2004	In October 2003, we acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd., currently Nidec Sankyo Corporation. We subsequently increased our ownership of Nidec Sankyo to approximately 51% in February 2004.

2006	In November 2006, we acquired 98.9% of the outstanding shares of Fujisoku Corporation, which manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments.

2006	In December 2006, we acquired all of the voting shares of the Motors & Actuators business of Valeo S.A., France. As a result, we have included the results of the Nidec Motor & Actuators group (consisting of seven companies) wholly-owned subsidiaries in our consolidated financial statements. These companies manufacture motors and actuators for automobiles such as air flow systems, body closure systems, occupant positioning systems and brake systems.

2007	In February 2007, we acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited, currently Nidec Brilliant Co., Ltd. Nidec Brilliant Co., Ltd. is engaged in manufacturing and sales of base plate die-casting and top covers used in hard disk drives.

2008	In April 2007, we acquired 51.7% of the common stock of Japan Servo Co., Ltd., currently Nidec Servo Corporation, a manufacturer of motors and motor-applied products. Nidec-Servo is expected to become a wholly-owned subsidiary by way of a share exchange, effective as of October 1, 2010.

During Fiscal Year Ended March 31,	Event
2009	In June 2008, we acquired all of the shares of Shanghai Nidec Automotive Electric Motors Limited, a manufacturer of automotive DC motors used in window lift systems and anti-lock braking systems.

2009	In August 2008, we acquired 68.4% of newly issued shares of Copal Yamada, which manufactures and designs precision molds.

2010	In August 2009, we acquired the 60.0% of the voting interests in NTN-Nidec (Zhejiang) Corporation and NTN-Nidec (Thailand) Co., Ltd. to make them our wholly owned subsidiaries. These two companies were renamed Nidec Bearing (Zhejiang) Corporation and Nidec Bearing (Thailand) Co., Ltd., respectively. These companies manufacture sintered-alloy fluid dynamic bearing units.

2010	In January 2010, we acquired all of the voting interests in the household motor business of Appliances Components Companies S.p.A. in Italy, which was renamed Nidec Sole Motor Corporation S.R.L.

2010	In February 2010, we acquired 90.0% of the outstanding shares of SC WADO Co., Ltd., a base plate manufacturer in Thailand.

For the years ended March 31, 2008, 2009 and 2010, our capital expenditures, as shown in our consolidated statements of cash flows for those years, were ¥35,660 million, ¥38,501 million and ¥36,608 million, respectively. Major capital expenditures for the last three fiscal years included the corporate acquisition transactions in Thailand and the Philippines which increased our property, plant and equipment for hard disk spindle motors.

Our current planned capital expenditures for the fiscal year ending March 31, 2011 include investments of approximately ¥44,694 million in production plants and facilities, mainly in Asia, and various additional other investments. We anticipate that the funds required for these capital expenditures will be financed by cash provided by our operating and financing activities or from our available cash and cash equivalents. Our currently planned capital expenditures are expected to be made on various plant construction projects in the fiscal year ending March 31, 2011, including:

-	HDD spindle motors manufacturing factory in Thailand (Nidec Corporation)
-	Automotive motor manufacturing factory in China (Nidec Corporation)
-	Optical disk drive motor manufacturing factory in Vietnam (Nidec Corporation)
-	HDD parts manufacturing plant in the Philippines (Nidec Corporation)
-	Stepping motor parts manufacturing factory in Vietnam (Nidec Sankyo Corporation)
-	LCD glass-substrate transfer robot manufacturing factory in China (Nidec Sankyo Corporation)

In December 2008, we discontinued our optical pickup unit, or OPU, business as part of our efforts to concentrate management and capital resources on businesses in new and growth areas. In September 2009, we discontinued the semiconductor manufacturing equipment, or SME, business in order to improve profitability by prioritizing our investment of management and capital resources on the development and production of new products in the automobile parts and measuring equipment businesses, which we believe have greater potential for growth. For a further discussion on the discontinued businesses, see Note 25 to our consolidated financial statements included in this Annual Report.

In March 2009, we disposed of all of the shares of Nidec Nemicon Corporation, our subsidiary. For a further discussion of our significant acquisitions and dispositions, see Note 4 to our consolidated financial statements included in this Annual Report.

Our Business Model and Strategy

We pursue sustainable enhancement of corporate value by leveraging our core competencies in the electric motor drive technology and associated manufacturing and marketing expertise, which are designed flexibly to align with future changes and developments in the relevant markets.

Our business model is to provide specialized motor drive solutions to global customers who seek to build and maintain a top tier product portfolio in terms of efficiency, differentiation, price competitiveness and speed to market. The business model has evolved over time in alignment with the customers’ changing value priorities and based on our strategic foresight in identifying potential growth areas to concentrate our resources on. We constantly assess our visions and strategies in light of the evolving business environment and, if necessary, seek to reposition ourselves by proactively taking measures, including investments, mergers and acquisitions, and divestiture or transformation of operations.

As an independent participant in multiple supply chains in multiple product markets, we supply products to higher-tier suppliers and ODM/OEM customers. We provide our specialized capabilities in motor-drive solutions that customers otherwise do not have direct access to, or can not cost-effectively create or manage internally. We seek to maintain and further develop these capabilities to compete with our current and potential competitor suppliers worldwide.

The customers in the supply chains we currently serve generally have the following attributes:

-	They expect highly innovative products with an increasing focus on energy-saving, environmentally-friendly features,

-	They require large quantities at a low price, and

-	They purchase on short notice and expect quick delivery, service and support.

We aim for the highest market share in our chosen areas of operations, and believe that we have developed a flexible and agile manufacturing framework to ensure rapid responses to changes in customer demand, timely resolution of quality problems, and fast implementation of new product features.

We believe our key strengths and capabilities can be summarized as follows:

•	Strategic foresight to identify future growth opportunities and challenges, and agility in responding to the accompanying changes in technologies, markets and trends,

•	Rich pool of specialized proprietary technologies and related expertise in customization and processing,

•	Short time to market enabled by highly specialized, focused operations,

•	Cost advantages generated by effectively spreading the costs of specialized capabilities over significantly large production volume for serving multiple customers

•	Ability to build long-term, close relationships with customers based on an in-depth understanding of their challenges and goals,

•	Corporate culture that prioritizes employees’ creativity, labor enthusiasm, and swiftness in decision-making, and

•	Extensive experience in successful mergers and acquisitions and post-merger integration.

Our competitive advantages, particularly from a perspective of responsiveness to customers, reflect, and are primarily driven by, the following operational elements:

Technology

Continuing improvement in product design, manufacturing and process technologies is critical to differentiate ourselves from our competitors and, from time to time, to ease pricing pressure. We aim to have all of our design activities focus on future growth markets and potential applications well-matched with the context of the times.

From a technical perspective, our business model first demonstrated its validity in establishing our leadership in the global market for spindle motors for hard disk drives. In the 1980’s, the computer industry was seeking innovative solutions that would enable smaller-footprint computer for home and office uses (personal computers, or PCs) without compromising performance. The manufacturers of the hard disk drive, a storage device used to store digitally encoded data in the computer and server, were also looking for innovative ways to dramatically reduce the size and improve the performance of their hard disk drives. They needed a new platter, new read/write head, and among all things, a new type of electric motor. We had anticipated the need for smaller yet higher-performing motors early on and successfully developed our proprietary brushless DC motor technology and associated mass-production expertise ahead of our competitors. Our brushless DC motor quickly replaced the traditional brush-commutated DC motor (brush DC motor) to become the mainstream motor solution for hard disk drives, and subsequently, optical disk drives.

Our motor drive technology has since evolved through waves of innovation and modification to fulfill a role fine-tuned to the needs of the times. Exhibiting enhanced rotation accuracy, controllability, lightness, quietness and operating life, coupled with significantly improved energy-efficiency and environmental advantages, our motor portfolio has extended its reach beyond the information technology field into many other market segments where we find new demand. Our current focus is on new applications arising from consumers’ preference toward energy-saving lifestyle, greater comfort and safety. Among the most prospective application areas, we place particular emphasis on electric/hybrid automobiles and home electric appliances, for which we believe highly controllable, energy-saving and environmentally-friendly motors are increasingly sought after.

Production

Our customers, to a greater or lesser degree, serve various electronics markets which typically require large quantities of high-quality precision components, including electric motors, on short notice and at competitively low prices. Attaining a sustainable leadership position in these markets is essentially synonymous with having industry-leading manufacturing capacities and flexible manufacturing techniques that enable competitive quantity, quality, speed and price. For this reason, we constantly explore new application areas with high growth potential to continue securing sufficient production volume for better economies of scale and scope. Our manufacturing initiatives towards the leading market position basically begin with establishing substantially large manufacturing capacities in close proximity to major groups of customers so that we can meet quality and quantity demand better and make delivery times shorter than our competitors. Further, we carefully measure the value added along the production lines over the course of time and, at a scale deemed appropriate, standardize and automate production lines for lower cost manufacturing operations.

Inventory and Delivery

Our major revenue streams currently come from the customers who adopt a just-in-time system (JIT), under which the customers produce only what is required in the correct quantity and at the correct time, to keep their stock levels to a minimum. Accordingly, we are expected to deliver our products to the customers’ loading bays within a narrow time slot.

JIT is a very responsive manufacturing method, and yet very reliant on suppliers. If stock is not delivered on time, the customer’s entire production schedule would most likely be delayed. Customers without inventory must avoid such a supply system problem that creates a shortage of parts. This makes supplier relationships extremely important for our customers, and our responsiveness here is primarily measured by our ability to keep sufficient levels of inventory readily available to the customers at many locations worldwide. To fulfill these customer needs, our global manufacturing network is flexibly coordinated to ensure geographical proximity to the factories and warehouses of our customers. At the same time, we pay significant attention to the demand conditions in downstream markets in order to mitigate the risk of overstocking on our side.

Quality

Our quality initiatives revolve around continuous improvement and optimization of all processes: from product development, purchasing, production, sales to delivery, in order to provide maximum value for our customers. We adopt quality as a competitive strategy and implement techniques, such as ISO 9001 certification and statistical process controls, to meet customer demands and improve overall business performance.

As an internationally operating company, our quality responsibility involves reducing the environment burdens of our products and operations beyond national borders. In addition to compliance with international environmental standards, such as ISO14001, REACH (Registration, Evaluation, Authorization and Restriction of Chemical substances) and RoHS (Restriction of Hazardous Substances Directive), we seek to address environmental considerations and work on the reduction of raw materials used per unit of product.

Investments

With a flexible business model designed to adapt to the continuously changing market and economic environment, we have strengthened our market position through strategic investments and acquisitions in potentially higher value areas. Our current focus of investments is on:

-	internalization of the production of core parts to improve profitability and mitigate risks attributable to supply chain constraint, and

-	mergers and acquisitions intended to gain access to new customers and markets.

Proactive investments have helped transform us into a global enterprise with improved overall productivity and expand our presence in some of the world’s fastest growing markets.

The business model, supported by our strong entrepreneurship culture and visionary market insights, is designed to deliver stronger earnings and cash flows in rapidly changing economic environments.

Strategy

Electric motors account for an increasingly larger portion of all electric consumption in the world today. The efficiencies of electric motors and motor drive systems can make a significant difference in the world’s power consumption and would become a crucial key to accelerating the shift toward clean and renewable energy sources, which originates in increased concerns over supplies of fossil fuels and the imminent effects of climate change.

Inefficient motors result in significant energy waste. With an increase in electricity costs, energy lost due to inefficient motors essentially translates into economic loss. In addition, since a large portion of the power generated in the world currently comes from the burning of fossil fuels, wasted energy due to motor inefficiency contributes to an increases in the amount of pollution created in the power generation process. The widespread use of high-efficiency, advanced electric motor solutions is expected to enhance the possibilities of reducing energy costs for end users, reducing the consumption of fossil fuels for energy production, and decreasing the amount of harmful emissions released into the atmosphere.

In addition to these factors, we believe the primary catalysts driving demand for highly sophisticated electric motors would include:

•	advances in electronic support for greater living comfort and safety (e.g., electronic vehicle control and home appliance digitalization), and

•	Growth in emerging markets.

The core of our current strategic thinking revolves around how we can contribute to and take advantage of the foregoing market shift by leveraging our specialized motor technologies, particularly those associated with the brushless DC motor.

A brushless DC motor is a type of electric motor that uses electronically controlled commutation systems, rather than a mechanical commutation system used in a conventional DC motor. The brushless DC motor, without a commutator and brushes to wear out, essentially has no attributes negatively affecting the electrical connections and exhibits many advantages over traditional motor types, including:

•	better speed versus torque characteristics,
•	higher dynamic response,
•	higher efficiency,
•	longer operating life,
•	noiseless operation,
•	higher speed ranges,
•	smaller and lighter (higher ratio of torque delivered to the size of the motor), and
•	no ionizing sparks resulting in electromagnetic interference.

Brushless DC motors are gaining popularity and have come to dominate many applications requiring precise speed control, despite their higher cost compared to conventional motor types. Hard disk drives, optical disk drives and cooling fans for consumer/enterprise computers and DVD recorders/players already use brushless DC motors exclusively. Higher-torque brushless DC motors are finding their way into hybrid/electric vehicles, home appliances, office equipment and industrial machinery. We believe brushless DC motors can potentially be employed in any area currently fulfilled by conventional DC motors.

B. Business Overview

We classify our operations into five business groups based primarily on the similarity of products in type and use. The business groups and major categories of products offered in each business group as of March 31, 2010 are as follows:

•

Small Precision Motors: Hard disk drives spindle motors, other small precision brushless DC motors (for optical disk drives, laser printers, copiers, polygon scanners), brushless DC fans (for game machine consoles, microprocessor units, servers, personal computers, communication devices, automobiles), and other small precision motors (for refrigerator ice makers, mobile phones, CD players, DVD recorders, and other products);

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

•	Machinery: Transfer robots (for liquid-crystal-display panels, semiconductor wafers, and other products), card readers, high-speed pressing machines, and power transmission systems;

•

Electronic and Optical Components: Shutters and lens units (for digital still cameras and mobile phones), switches, trimmer potentiometers, actuators, precision plastic moldings and plastic metal casings, and

•	Others: Pivot assemblies (for hard disk drives), control valves (for automotive transmissions), music boxes and logistics services.

Sales by Product Category

The table below summarizes a breakdown of our consolidated net sales by product group and category for each of the periods indicated:

Business group sales (Note 1)

	(Yen in millions, except percentage data)
	For the year ended March 31
	2008		2009		2010
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥223,068	30.8%	¥181,255	29.7%	¥203,845	34.7%
Other small precision brushless DC motors	92,359	12.8%	73,187	12.0%	75,641	12.9%
Brushless DC fans	46,525	6.4%	37,345	6.1%	32,651	5.6%
Other small precision motors	23,730	3.3%	22,286	3.6%	18,023	3.0%

Sub-total	385,682	53.3%	314,073	51.4%	330,160	56.2%
Mid-size motors	96,377	13.3%	77,156	12.6%	73,381	12.5%
Machinery (Note 2)	68,858	9.5%	69,435	11.4%	47,966	8.2%
Electronic and optical components	145,896	20.1%	122,552	20.1%	107,173	18.2%
Others	27,548	3.8%	27,587	4.5%	28,779	4.9%

Consolidated total	¥724,361	100.0%	¥610,803	100.0%	¥587,459	100.0%

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.
(2)	Operations of the semiconductor production equipment (die bonder) business, formerly classified in the “Machinery” business group, were reclassified as discontinued operations as of September 30, 2009 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year amounts in the table have been retrospectively restated to reflect this reclassification.

For the fiscal year ended March 31, 2010, electric motors, which include small precision motors and mid-size motors, represented 68.7% of our total net sales, with machinery, electronic and optical components, and others comprising the remainder.

Small Precision Motors

The Small Precision Motors business covers a broad array of direct-current, or DC, electric motors operating at less than 100 watts. This business group constitutes the core of our consolidated operations and accounted for 56.2% of our consolidated net sales for the fiscal year ended March 31, 2010. More than a majority of small precision motor sales is represented by brushless DC motors with applications used mostly in the computer industry and also in the home electronics and office equipment industries.

This business group is divided into four product categories according to application: (1) hard disk drive spindle motors, (2) other small precision brushless DC motors, (3) brushless DC fans, and (4) other small precision motors.

The details of each product category are as follows:

(1) Hard disk drives spindle motors

We manufacture spindle motors for hard disk drives used in personal computers, computer servers, and a range of digital consumer electronics. This product category represented 61.7% of our Small Precision Motors sales for the fiscal year ended March 31, 2010.

Our hard disk spindle motors fall into three groups based on their hard disk drive form factors, or disk platter diameters, as follows:

(a)	3.5-inch form factor—for desktop PCs, enterprise servers, personal video recorders, or PVRs, digital flat TVs, and external hard disk drives;

(b)	2.5-inch form factor—for notebook PCs (including ultra mobile PCs), PVRs, game machine consoles, digital flat TVs, and external hard disk drives, and

(c)	Sub-1.8-inch form factor—for handheld digital devices.

We currently supply spindle motors to all of the major hard-disk drive manufacturers in the world. In the fiscal year ended March 31, 2010, approximately 31% of our hard disk drive spindle motor sales came from Seagate Technology LLC, 29% from Western Digital Corporation, 21% from Hitachi Global Storage Technologies and the remainder from Samsung and Toshiba Corporation. Substantially all of our sales of hard disk drive spindle motor are denominated in U.S. dollars. In this market we currently compete with three motor suppliers: Alphana Technology Co., Ltd., Minebea Technology Co., Ltd., and Samsung Electro-Mechanics. Demand for hard disk drive spindle motors typically peaks in the autumn-winter season, driven by corporate IT spending and consumer spending in the back-to-school and holiday shopping seasons.

The following are some of the key recent market trends we consider significant to our hard disk drives spindle motor business.

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

•

The industry is undergoing component supply shortage primarily due to (a) strong demand in emerging markets, (b) labor and facility constraints across supply chains resulting from a massive downsizing in production resource/operations during the economic contraction, and (c) shortage of key raw materials.

•	Low cost, ultra mobile PCs have come into the mainstream PC category, representing the increasingly price-driven, mobility-conscious market.

•

The competition with the solid-state disk, or SSD, manufacturers in this field remains an issue of significance for the hard disk drive industry. SSDs may not be an immediate threat to the hard disk drive supply chain primarily due to extremely high price per gigabyte that substantially diminishes SSDs’ comparative advantages over hard disk drives. However, the hard disk drive industry continues to perceive SSDs as a medium- to long-term potential contender under the assumption that SSD manufacturers would eventually overcome existing technical and financial impediments to gain certain cost-competitiveness.

•	Horizontal and vertical consolidations in the hard disk drive industry have accelerated in recent years, influencing the competitive positions of the upstream component suppliers.

(2) Other small precision brushless DC motors

The principal products in this product category are brushless DC motors used in optical disk drives primarily for PCs, digital video recorders, and high-end office equipment, including laser printers and hybrid copiers. A significant portion of the operations is conducted by us and our publicly-held subsidiary, Nidec Sankyo Corporation. In this product category, our major customers are Japanese, Korean and Taiwanese electronics companies. Our competitors are for the most part Japanese and Korean component manufacturers, including our customers’ motor manufacturing divisions. This product category represented 22.9% of our Small Precision Motors sales for the fiscal year ended March 31, 2010.

(3) Brushless DC Fans

Our brushless DC fans, which are used to disperse the excess heat generated by electronic components, thereby keeping electrical equipment cool, currently have applications in PCs and computer servers, game machine consoles, mobile phone base stations and a variety of other products that require cooling functions. This product category is managed by us and our publicly-held subsidiaries Nidec Servo Corporation. We mainly supply brushless DC fans to one of the world’s major microprocessor manufacturers, all the high-end game machine manufacturers, and the leading networking and communications equipment suppliers. Our competitors are for the most part Japanese and Taiwanese component manufacturers. This product category represented 9.9% of the Small Precision Motors sales for the fiscal year ended March 31, 2010. The cooling fan market is highly competitive and characterized by significant price fluctuations.

(4) Other Small Precision Motors

This product category consists of various types of small electric motors other than brushless DC motors, which are manufactured and sold by our consolidated subsidiaries, and includes: stepping motors for refrigerator icemakers, optical disk drives, camcorders, digital still cameras and car navigation systems, vibration motors for mobile phones, brush DC motors for CD and DVD players, and servo motors for industrial equipment and home appliances. This product category represented 5.5% of the Small Precision Motors sales for the fiscal year ended March 31, 2010.

Mid-size Motors

The Mid-size Motors business group provides electric motors with power output higher than that of small precision motors and has applications in home appliances, automotive systems and industrial equipment. The automotive motor business is conducted by us and our wholly-owned subsidiary, Nidec Motors and Actuators. The operations of the home appliance motor business are primarily conducted by Nidec Shibaura Corporation and Nidec Sole Motor Corporation S.R.L. The operations of the industrial motor business are mainly conducted by Nidec Power Motor Corporation. This business group represented 12.5% of our consolidated net sales for the fiscal year ended March 31, 2010.

We currently supply automotive motors primarily to Japanese, U.S. and European automotive system manufacturers. In this market, we compete with other independent electric motor suppliers and our customers’ own motor manufacturing units. In the areas of home appliances and industrial equipment, we sell electric motors to many of the world’s major electronics companies and factory automation equipment manufacturers, whose own motor manufacturing units are our primary competitors. This business group currently derives a significant portion of its revenues from the automobile and home appliances industries.

Machinery

The Machinery business group is managed by our consolidated subsidiaries and consists of various equipment and machinery mainly for industrial use. A significant portion of the operations of this business group are conducted by Nidec Sankyo Corporation in the transfer robot and card reader industry, Nidec-Shimpo Corporation in the power transmission equipment and other industries, and Nidec-Read Corporation in the semiconductor package inspection equipment and other industries. The remaining operations are managed by Nidec Copal Corporation in the factory automation system industry and Nidec-Kyori Corporation in the high-speed pressing machine industry. In an effort to streamline our product portfolio, we disposed of our unprofitable semiconductor production equipment (die bonder) business as of September 30, 2009, and reclassified it as “discontinued business” in accordance with the ASC205-20 (Presentation of Financial Statements-Discontinued Operations). All relevant prior-period statements have been retrospectively restated in this annual report to reflect the reclassification. For a further discussion of the discontinued business and its accounting treatment, see Note 25 to our consolidated financial statements. Our customers and competitors are primarily Japanese and Asian manufacturers. This business group represented 8.2% of our consolidated net sales for the fiscal year ended March 31, 2010.

This business group generally exhibits a marked sensitivity to capital spending fluctuations, owing to its high exposure to the factory automation systems market.

Electronic and Optical Components

The Electronic and Optical Components business is conducted primarily by: Nidec Copal Corporation in the camera shutter and lens unit, metal casing and other industries, Nidec Sankyo Corporation in the precision plastic molding, home appliance unit and other industries, and Nidec Electronics Corporation in the switch, trimmer potentiometer, actuator and other industries. Our primary customers are some of the world’s major digital camera manufacturers, mobile phone manufacturers and various control device manufacturers. We mainly compete with Japanese and other Asian component manufacturers, who are either independent or our customers’ own manufacturing units. This business group represented 18.2% of our consolidated net sales for the fiscal year ended March 31, 2010.

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

Others

The Others business includes various operations not covered by other business groups, primarily consisting of sales from pivot assemblies for hard disk drives, automobile parts and logistics. Operations are conducted by us, Nidec Tosok Corporation and other subsidiaries. This business group represented 4.9% of our consolidated net sales for the fiscal year ended March 31, 2010.

Sales by Geographic Market

The following table presents a breakdown of our geographic revenues based on the locations of business entities generating sales for each of the three fiscal years ended March 31, 2008, 2009 and 2010:

	Yen in millions, except percentage data
	For the year ended March 31
	2008		2009		2010
Net sales:
Japan	¥355,096	49.0%	¥304,317	49.8%	¥258,247	44.0%
U.S.A.	19,513	2.7%	12,864	2.1%	11,352	1.9%
Singapore	56,626	7.8%	37,811	6.2%	33,673	5.7%
Thailand	109,994	15.2%	93,306	15.3%	102,261	17.4%
The Philippines	13,374	1.8%	12,394	2.0%	14,884	2.5%
China	109,813	15.2%	106,928	17.5%	126,470	21.5%
Other	59,945	8.3%	43,183	7.1%	40,572	7.0%

Consolidated total	¥724,361	100.0%	¥610,803	100.0%	¥587,459	100.0%

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.
(2)	Operations of the semiconductor production equipment (die bonder) business, formerly classified in the “Machinery” business group, were reclassified as discontinued operations as of September 30, 2009 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year amounts in the table have been retrospectively restated to reflect this reclassification.

The following table presents a breakdown of our geographic revenues based on the locations of the customers for each of the three fiscal years ended March 31, 2008, 2009 and 2010:

	Yen in millions, except percentage data
	For the year ended March 31
	2008		2009		2010
North America	¥31,086	4.3%	¥20,157	3.3%	¥17,605	3.0%
Asia	426,032	58.8%	356,066	58.3%	379,267	64.6%
Other	53,633	7.4%	41,233	6.7%	39,573	6.7%
Overseas sales total	510,751	70.5%	417,456	68.3%	436,445	74.3%
Japan	213,610	29.5%	193,347	31.7%	151,014	25.7%

Consolidated total	¥724,361	100.0%	¥610,803	100.0%	¥587,459	100.0%

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.
(2)	Operations of the semiconductor production equipment (die bonder) business, formerly classified in the “Machinery” business group, were reclassified as discontinued operations as of September 30, 2009 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year amounts in the table have been retrospectively restated to reflect this reclassification.

Customers and Competitors

We serve various electric motor markets and compete with a number of different companies depending on the particular product offering. Due to changing market conditions, our customers and competitors, who historically have made component products for inclusion in their finished goods, have chosen to outsource their requirements to specialized manufacturers, such as us, over the past several years, in an effort to procure component products more cost effectively. We have been seeking to capitalize on this competitive climate by making acquisitions and increasing our manufacturing efficiencies. In many cases, these acquisitions have created new opportunities and allowed us to enter new markets in which we had not been involved. We compete primarily on the basis of quality, price, service and our promptness of delivery.

Product Development and Engineering

Each of our business groups has its own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers that require custom and standard solutions. We have some of the industry’s most sophisticated motor development and testing laboratories, including those for hard disk drive motors and automotive motors. We believe these capabilities provide a significant competitive advantage in developing high quality motors with leading environmentally friendly design characteristics, such as low noise, improved safety, reliability and energy efficiency.

Manufacturing and Operations

We have developed and acquired overseas operations mainly in Southeast Asian countries, China, and Europe. We manufacture products largely on our own but depend partly on outsourcing for certain parts and components. While we pursue global sourcing to reduce our overall costs, we generally maintain a dual sourcing capability in our existing domestic facilities to ensure a reliable supply source for our customers. We regularly invest in machinery and equipment and other improvements to, and maintenance of, our facilities. Additionally, we have obtained significant amounts of quality capital equipment as part of our acquisitions, often increasing overall capacity and capability. Base materials for our electric motors, which are our core products, consist primarily of aluminum, steel, copper and plastic, whose prices can be volatile. We purchase raw materials and processed parts from many suppliers and, with a few exceptions, do not rely on any single supplier for any of our base materials. We have also continued to upgrade our manufacturing equipment and processes through the introduction of automated manufacturing systems, developing our own testing systems.

Government Regulation and Environmental Standards

Our business activities are subject to various governmental regulations in the jurisdictions in which we operate, including those relating to customs, import and export control, foreign exchange controls, competition or antitrust, intellectual property, environment product safety, and labor.

The following regulations have an important influence on our business.

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

Intellectual Property

In the ordinary course of business, we regularly file patent applications in Japan, the United States and China. We seek patent protection in various other foreign countries where our patented technologies are used. In cases where we deem appropriate, we also seek enforcement of our patents. We believe that there is no single patent or group of related patents which are critical to our principal business segments.

Legal Proceedings

On July 30, 2008, we filed a lawsuit in the Osaka District Court against Samsung Electro-Mechanics Co., Ltd. for infringement of Japanese Patent Nos. 3344913, 3502266 and 3688015, which relate to our technology used for spindle motors in CD, DVD and Blu-ray drives. After the Osaka District Court issued a decision unfavorable to us on November 26, 2009, on December 10, 2009, we appealed the district court decision to the Intellectual Property High Court of Japan.

On September 25, 2008, we filed a lawsuit in the Tokyo District Court against YASKAWA Electric Corporation for infringement of Japanese Patent Nos. 3973006 and 3973048, which relate to LCD panel handling robots. On March 31, 2010, we brought an additional lawsuit in the Tokyo District Court against YASKAWA Electric for infringement of Japanese Patent No. 3973048 to add additional products of YASKAWA Electric. We have filed a petition for merging these two lawsuits.

These three lawsuits are pending in their respective courts as of March 31, 2010.

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

During the fiscal year ended March 31, 2009, we voluntarily brought to the attention of the SEC an issue relating to a related-party loan made by us to S.N. Kohsan, a company indirectly owned by our Chief Executive Officer, in December 2008, which loan was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. The Division of Enforcement of the SEC advised us that it was conducting an informal inquiry into the issue, and we cooperated fully with the informal inquiry. We have subsequently been advised by the Staff of the Division of Enforcement that its investigation has been concluded and that the Staff will not recommend that enforcement proceedings be commenced. For further information on the related-party loan, see “Item 3.D. Risk Factors—We have experienced and may in the future experience difficulties implementing effective internal control over financial reporting,” “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Loan to S.N. Kohsan” and “Item 15. Controls and Procedures.”

C. Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2010:

Name	Country	Principal business	Percentage owned by us as of March 31, 2010
			(%)
Consolidated subsidiaries

Nidec Automobile Motor (Zhejiang) Corporation	China	Manufacture of motors for automobiles	100.0%

Nidec Bearing (Zhejiang) Corporation	China	Manufacture and sales of components for precision motors	100.0%

Nidec Bearing (Thailand) Co., Ltd.	Thailand	Manufacture and sales of components for precision motors	100.0%

Nidec America Corporation	U.S.A	Sales of fans, DC motors and motors for automobiles	100.0%

Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	100.0%

Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors for optical disk drives and fan motors	100.0%

Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors for office equipment	100.0%

Shanghai Nidec Automotive Electric Motors Limited	China	Manufacture of motors for automobiles	100.0%

Nidec Electronics GmbH	Germany	Sales of fans and motors for automobiles	100.0%

Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%

Nidec (H.K.) Co., Ltd.	China	Sales of fans, DC motors and spindle motors for hard disk drives	100.0%

Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies and sales of fans DC motors and spindle motors for hard disk drives	100.0%

Name	Country	Principal business	Percentage owned by us as of March 31, 2010
			(%)
Nidec Taiwan Corporation	Taiwan	Sales of small brushless DC motors and fans	100.0%

Nidec Vietnam Corporation	Vietnam	Manufacture of fan motors and small brushless DC motors	100.0%

Nidec (Shenzhen) Co., Ltd.	China	Sales of fans DC motors and spindle motors for hard disk drives	100.0%

Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%

Nidec Subic Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%

Nidec (Shanghai) International Trading Co., Ltd.	China	Sales of fans, DC motors and motors for automobiles	100.0%

Nidec Techno Motor Holdings Corporation	Japan	Coordination and oversight of home appliance/industrial motor businesses	100.0%

Nidec Copal Electronics Corporation*[1]	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	64.6%

Nidec Copal Corporation*[1]	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	59.9%

Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	100.0%

Nidec Logistics Corporation	Japan	Transportation, warehousing, import and export business, packing, environment business, distribution processing and physical distribution	100.0%

Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery, testers and equipment for automotive motor	76.0%

Nidec-Shimpo Corporation	Japan	Manufacture and sales of power transmission drives, control devices, measuring and factory automation equipment, ceramic and wood art equipment, and others	100.0%

Nidec Tosok Corporation*[1]	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, air/electronic gauges, precision ball screws and other precision measuring devices	68.7%

Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	100.0%

Nidec Sankyo Corporation*[1]	Japan	Manufacture and sales of factory robots, card readers, home appliance units and various small motors	74.7%

Nidec Motors & Actuators	France	Manufacture and sales of air flow system, seat positioning system, body closure system, braking, drive-line and steering system	100.0%

Nidec Brilliant Co., Ltd.	Singapore	Manufacture and sales of hard disk drives base plate, brackets and top covers	98.9%

Nidec Servo Corporation*[1]	Japan	Manufacture and sales of motors for brushless motors, stepping motors, fans motors, blowers motors, sensors and motor applications	64.9%

Note:

*1	Listed on one or more stock exchanges in Japan

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2010, we operated manufacturing and sales facilities through 28 Japanese subsidiaries and 113 foreign subsidiaries. These facilities are located in Japan, China, Europe, Singapore, Thailand, Vietnam, the United States, Indonesia, the Philippines, Taiwan, South Korea, Malaysia and Mexico.

The following table sets forth information, as of March 31, 2010, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function
In Japan

Shiga Technical Center(1)	Shiga	39,576	Development and manufacture of small high-precision motors and mid-size motors. Production engineering and manufacturing base support.

Corporate Headquarters and Central Technical Laboratories(1)	Kyoto	36,119	Basic research and development of fluid dynamic bearing technology development

Nidec Servo Corporation(1)	Gunma	34,128	Development and manufacture of small precision DC motors and small precision fans

Nidec-Shimpo Corporation(1)	Kyoto	29,322	Development and manufacture of power transmission drives and factory automation related equipment

Nidec Power Motor Corporation(1)	Fukuoka	27,459	Development and manufacture of mid-size motors for office automation equipment and home electric appliances office automation

Nagano Technical Center(1)	Nagano	24,714	Development and manufacture of spindle motors hard disk drives, and manufacturing base support, development of pivot assemblies.

Nidec Shibaura Corporation(2)	Fukui	24,600	Manufacture of mid-size motors for office automation equipment and home electric appliances office automation

Nidec Tosok Corporation Head Office and Technical Center(1)	Kanagawa	23,471	Development and manufacture of factory automation related equipment

Nidec Copal Corporation Koriyama Technical Center(1)	Fukushima	22,872	Manufacture of electric and optical components

Nidec Sankyo Corporation Ina Facility(1)	Nagano	19,953	Manufacture of factory automation related equipment

Nidec Copal Corporation Shiojiri Factory(1)	Nagano	16,452	Manufacture of factory automation related equipment

Nidec Tosok Corporation Yamanashi Factory(1)	Yamanashi	16,320	Manufacture of automobile components

Nidec Copal Precision Parts Corporation Koriyama Factory(1)	Fukushima	14,384	Manufacture of optical components

Nidec Sankyo Corporation Komagane Facility(1)	Nagano	14,348	Manufacture of electronic and optical components

Nidec Copal Electronics Corporation Sano Factory(1)	Tochigi	14,188	Manufacture of electronic components

Facility name	Location	Floor space (square meters)	Principal products and function
Outside Japan

Nidec Philippines Corporation(3)	Philippines	76,658	Manufacture of spindle motors for hard disk drives and parts and materials for small precision motors

Nidec Tosok (Vietnam) Co., Ltd.(2)	Vietnam	55,572	Manufacture of automobile parts

Nidec Shibaura (Zhejiang) Co., Ltd.	China	52,097	Manufacture of mid size motors for office automation equipment and home electric appliances office automation

Nidec (Dalian) Limited	China	50,784	Manufacture of small precision DC motors and small precision fans

Nidec Motors & Actuators Mexico S. de R.L. de C.V(1)	Mexico	46,769	Manufacture of mid-size motors for automobiles

Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory(1)	Thailand	43,110	Manufacture of spindle motors for hard disk drives

Nidec Electronics (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	42,280	Manufacture of spindle motors for hard disk drives

Nidec (Zhejiang) Corporation	China	41,000	Manufacture of spindle motors for hard disk drives and parts and materials for small precision motors

Nidec (Dongguan) Limited(4)	China	39,880	Manufacture of small precision DC motors and small precision fans

Nidec Sankyo Electronics (Shaoguan) Co., Ltd.(2)	China	38,000	Manufacture of small precision motors

Nidec Precision (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	37,630	Manufacture of parts and materials for small precision motors

Nidec Subic Philippines Corporation(2)	Philippines	36,331	Manufacture of spindle motors for hard disk drives and parts and materials for small precision motors

Nidec Sankyo (Zhejiang) Corporation	China	31,288	Manufacture of mid-size motors and electric and optical components

Nidec Motors & Actuators (Germany) GmbH(1)	Germany	31,120	Manufacture of mid-size motors for automobiles

Nidec Automobile Motor (Zhejiang) Corporation(4)	China	30,438	Manufacture of mid-size motors for automobiles

Nidec Copal (Thailand) Co., Ltd.(1)	Thailand	29,298	Manufacture of optical components

Nidec Copal (Zhejiang) Co., Ltd.	China	28,949	Manufacture of electronic and optical components

Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	28,476	Manufacture and sales of mid-size motors for office automation equipment and home electric appliances office automation

Nidec Sole Motor Corporation S.R.L.(4)	Italy	27,918	Development and manufacture of mid-size motors for office automation equipment and home electric appliance office automation

Nidec Tosok System Engineering (Zhejiang) Corporation(4)	China	26,480	Manufacture of factory automation related equipment

Nidec Copal Electronics (Zhejiang) Co., Ltd.	China	26,000	Manufacture of electronic and optical components

Nidec Precision (Thailand) Co., Ltd. Ayutthaya Factory(1)	Thailand	23,300	Manufacture of parts and materials for small precision motors

Nidec Sankyo Electronics (Dongguan) Corporation(4)	China	22,528	Manufacture of small precision DC motors

Nidec Vietnam Corporation(2)	Vietnam	21,740	Manufacture of small precision fans

Nidec Sankyo Vietnam Corporation(2)	Vietnam	20,824	Manufacture of small precision motors

Nidec Sankyo (Fuzhou) Corporation(4)	China	20,540	Manufacture of small precision motors and electric and optical components

Nidec-Shimpo (Zhejiang) Corporation	China	20,310	Manufacture of power transmission drives and factory automation related equipment

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Bearing (Thailand) Co., Ltd.(1)	Thailand	19,208	Manufacture of parts and materials for small precision motors

Nidec Sole Motor Hungary K.F.T.(1)	Hungary	19,031	Manufacture of mid-size motors for office automation equipment and home electric appliances office automation

Nidec Servo Vietnam Corporation(2)	Vietnam	18,000	Manufacture of small precision motors

PT. Japan Servo Batam(4)	Indonesia	14,700	Manufacture of small precision motors

Nidec Copal Philippines Corporation(2)	Philippines	14,621	Manufacture of machinery and electronic and optical components

Nidec Nissin (Dalian) Corporation(4)	China	14,554	Manufacture of electronic and optical components

Nidec Servo (Changzhou) Corporation(2)	China	14,220	Manufacture of small precision motors

Notes:

(1)	We own both the property and the facilities.
(2)	We lease the property and own the facilities.
(3)	Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.
(4)	We lease both the property and the facilities.

In addition to the above facilities, we have a number of other smaller factories located worldwide. In Japan, we also have sales and service offices which are located primarily in Tokyo, Nagoya and Osaka.

As of March 31, 2010, the aggregate book value of the land and buildings we owned was ¥103.6 billion, and the aggregate book value of machinery and equipment we owned was ¥85.2 billion. In addition to the property we own, we lease other equipment used in our operations.

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

Overview

We are a leading manufacturer of spindle motors for hard disk drives in the world. We manufacture and sell spindle motors for hard disk drives and various other small precision brushless direct current electricity, or DC, motors and other products through 28 subsidiaries in Japan and 113 subsidiaries in other countries, including China, Singapore, Thailand, the United States, Vietnam, Germany, Indonesia, the Philippines, South Korea, Taiwan, Malaysia, Hungary, Spain, Poland, Mexico, France, the Netherlands and Italy, as of March 31, 2010.

Principal Items in Our Statement of Operations

Net sales-

Our net sales are generated primarily from the sales of our products. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed and collectability is reasonably assured. As such, revenue is generally recognized at the time of delivery to customers in domestic sales and at the time of shipment for export sales with respect to small precision motors, mid-size motors and electronic and optical components, and upon receipt of final customer acceptance with respect to machinery. We maintain data with respect to net sales by product type. We also maintain data with respect to net sales of our products based on the entities which are our operating segments. For a detailed discussion of our operating segments, see “-Segment Information” below.

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

On April 27, 2007, we acquired a 51.7% share in Japan Servo Co., Ltd. (currently “Nidec Servo Corporation (“Nidec Servo”)). Nidec Servo has long been engaged in the manufacture and sale of small motors and motor applied products. In April, 2010, we and Nidec Servo entered into a share exchange agreement to make Nidec Servo our wholly owned subsidiary. The share exchange transaction is expected to become effective on October 1, 2010, in accordance with a resolution adopted at an ordinary general meeting of Nidec Servo shareholders held on June 18, 2010.

On June 13, 2008, we acquired all of the voting rights of Shanghai Nidec Automotive Electric Motors Limited. In addition, on August 1, 2008, we acquired an additional 3,500 new shares of Copal Yamada Corporation. We previously owned 3,000 shares prior to August 1, 2008. As a result, the number of shares we held in Copal Yamada Corporation increased to 68.4%.

On March 31, 2009, we disposed of all of the shares we held in Nidec Nemicon Corporation, a subsidiary. This disposition did not have a material impact on our consolidated financial position, results of operations or liquidity.

In August 2009, to enhance our profit from manufacturing and selling sintered-alloy fluid dynamic bearing units, we acquired all of the voting interests in two joint ventures, NTN-Nidec (Zhejiang) Corporation and NTN-Nidec (Thailand) Co., Ltd., held by our joint venture partner, NTN Corporation in Japan. We and NTN Corporation established the two joint ventures in August 2002 and November 2005, respectively. Prior to our acquisition of the additional voting interests in August 2009, we held 40.0%, and NTN Corporation held 60.0%, of the voting interests in each joint venture. Following the acquisition, these companies were renamed Nidec Bearing (Zhejiang) Corporation, and Nidec Bearing (Thailand) Co., Ltd, respectively.

In January 2010, to strengthen our position in the household motor market and to expand our business in Europe, we acquired the household motor business of Appliances Components Companies S.p.A. in Italy through a share purchase transaction. The acquired business, which was renamed Nidec Sole Motor Corporation S.R.L. following the transaction, became our wholly owned subsidiary.

In February, 2010, to meet the increasing demand for hard disk spindle motors, we acquired 75.0% of the outstanding shares of SC WADO Co., Ltd. in Thailand, which is a manufacturer of base plates, through a share transfer transaction. As a result of the transaction and a subsequent purchase of additional shares, we currently hold 90.0% of the outstanding shares of SC WADO.

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than the yen, most significantly, the U.S. dollar. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. As of March 31, 2008, 2009 and 2010, the exchange rate of the yen against the U.S. dollar was ¥100.19, ¥98.23 and ¥93.04 to the U.S. dollar, respectively.

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

Changes in the fair values of our foreign exchange forward contracts and changes in option prices under our foreign currency option agreements are recognized as gains or losses on derivative instruments in our consolidated statement of income. For a more detailed discussion of these instruments, you should read Item 11 “Quantitative and Qualitative Disclosure About Market Risk” and Note 21 “Fair Value” to our consolidated financial statements included in this annual report.

Results of Operations – Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

The following table sets forth selected information relating to our income and expense items for each of the three fiscal years ended March 31.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31
	2008	2009	2010	2010
Net sales	¥724,361	¥610,803	¥587,459	$6,314,048
Operating expenses:
Cost of products sold	567,679	480,475	436,337	4,689,779
Selling, general and administrative expenses	49,702	51,488	48,067	516,627
Research and development expenses	29,583	26,825	24,713	265,617

	646,964	558,788	509,117	5,472,023

Operating income	77,397	52,015	78,342	842,025

Other income (expense):
Interest and dividend income	2,859	2,536	838	9,007
Interest expense	(2,366)	(1,403)	(702)	(7,545)
Foreign exchange loss, net	(13,218)	(3,683)	(2,968)	(31,900)
Gain (loss) from marketable securities, net	454	(1,305)	52	559
Other, net	(1,037)	(890)	(560)	(6,020)

	(13,308)	(4,745)	(3,340)	(35,899)

Income from continuing operations before income taxes	64,089	47,270	75,002	806,126

Income taxes	(15,858)	(12,475)	(17,519)	(188,295)
Equity in net income (losses) of affiliated companies	39	(48)	(45)	(484)

Income from continuing operations	48,270	34,747	57,438	617,347
Loss on discontinued operations	(1,032)	(3,512)	(1,287)	(13,832)

Consolidated net income	47,238	31,235	56,151	603,515
Less: Net income attributable to noncontrolling interests	(6,082)	(2,882)	(4,190)	(45,035)

Net income attributable to Nidec Corporation	¥41,156	¥28,353	¥51,961	$558,480

	Yen			U.S. dollars
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥288.57	¥215.10	¥379.70	$4.08
Loss on discontinued operations attributable to Nidec Corporation	(4.57)	(17.68)	(6.66)	(0.07)

Net income attributable to Nidec Corporation	284.00	197.42	373.04	4.01

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥280.73	¥211.53	¥379.70	$4.08
Loss on discontinued operations attributable to Nidec Corporation	(4.44)	(17.41)	(6.66)	(0.07)

Net income attributable to Nidec Corporation	276.29	194.12	373.04	4.01

Cash dividends	¥50.00	¥60.00	¥65.00	$0.70

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31
	2008	2009	2010	2010
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥41,819	¥30,891	¥52,889	$568,454
Loss on discontinued operations attributable to Nidec Corporation	(663)	(2,538)	(928)	(9,974)

Net income attributable to Nidec Corporation	¥41,156	¥28,353	¥51,961	$558,480

As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within “electronic and optical components”. All prior period OPU amounts have been reclassified to discontinued operations pursuant to the FASB Accounting Standards Codification™ (ASC), 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly, Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the impairment or disposal of Long-Lived Assets”) to enable comparisons between the relevant amounts for the years ended March 31, 2008, 2009 and 2010.

As of September 30, 2009, we discontinued our semiconductor manufacturing equipment business which had been included within “machinery”. All prior period semiconductor manufacturing equipment amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” to enable comparisons between the relevant amounts for the years ended March 31, 2008, 2009 and 2010.

Net Sales

The following table is a summary of our net sales for the fiscal years ended March 31, 2009 and 2010 by product category. For a detailed discussion of our product categories, see “Item 4B Information on the Company — Business Overview”

	(Yen in millions)
	2009	2010	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥181,255	¥203,845	¥22,590	12.5%
Other small precision brushless DC motors	73,187	75,641	2,454	3.4%
Brushless DC fans	37,345	32,651	(4,694)	(12.6)%
Other small precision motors	22,286	18,023	(4,263)	(19.1)%

Sub-total	314,073	330,160	16,087	5.1%
Mid-size motors	77,156	73,381	(3,775)	(4.9)%
Machinery	69,435	47,966	(21,469)	(30.9)%
Electronic and optical components	122,552	107,173	(15,379)	(12.5)%
Others	27,587	28,779	1,192	4.3%

Consolidated total	¥610,803	¥587,459	¥(23,344)	(3.8)%

Our net sales decreased ¥23,344 million, or 3.8%, from ¥610,803 million for the year ended March 31, 2009 to ¥587,459 million for the year ended March 31, 2010. This decrease was primarily due to a decrease in our sales of machinery attributable to stagnant capital investment by our customers globally, a decrease in sales of electronic and optical components attributable to the world-wide economic slowdown that resulted in a decrease in demand for our products, and the yen appreciating against the U.S. dollar and Euro, the effect of which was partially offset by an increase in our sales of small precision motors mainly due to rapidly increasing customer demand in newly emerging markets for the fiscal year ended March 31, 2010.

(Small precision motors)

Net sales of small precision motors increased ¥16,087 million, or 5.1%, from ¥314,073 million for the year ended March 31, 2009 to ¥330,160 million for the year ended March 31, 2010. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of our hard disk drives, or HDD, spindle motors increased ¥22,590 million, or 12.5%, from ¥181,255 million for the year ended March 31, 2009 to ¥203,845 million for the year ended March 31, 2010. This increase was mainly due to an approximately 32% increase in unit shipments of HDD spindle motors, which was partially offset by an approximately 15% decrease in average unit price of HDD spindle motors on a Japanese yen basis for the year ended March 31, 2010. On a U.S. dollar basis, our average unit price of HDD spindle motors decreased by approximately 8% for the year ended March 31, 2010.

Customer demand for HDD spindle motors significantly increased during the fiscal year ended March 31, 2010 compared to the previous fiscal year, with our unit shipments of spindle motors for 2.5-inch and 3.5-inch HDDs increasing approximately 41% and 27%, respectively. Demand for spindle motors for 2.5-inch HDDs has increased significantly since the beginning of the fiscal year ended March 31, 2010.

Net sales of HDD spindle motors accounted for 29.7% of total net sales for the year ended March 31, 2009 and 34.7% of total net sales for the year ended March 31, 2010.

Other small precision brushless DC motors

Net sales of our other small precision brushless DC motors increased ¥2,454 million, or 3.4%, from ¥73,187 million for the year ended March 31, 2009 to ¥75,641 million for the year ended March 31, 2010. This increase was mainly due to an increase in sales of brushless DC motors for optical disk drives.

Net sales of our other small precision brushless DC motors accounted for 12.0% of total net sales for the year ended March 31, 2009 and 12.9% of total net sales for the year ended March 31, 2010.

Brushless DC fans

Net sales of brushless DC fans decreased ¥4,694 million, or 12.6%, from ¥37,345 million for the year ended March 31, 2009 to ¥32,651 million for the year ended March 31, 2010. This decrease was mainly due to a decrease in average unit price of brushless DC fans and the yen appreciating against the U.S. dollar.

Net sales of brushless DC fans accounted for 6.1% of total net sales for the year ended March 31, 2009 and 5.6% of total net sales for the year ended March 31, 2010.

Other small precision motors

Net sales of other small precision motors decreased ¥4,263 million, or 19.1%, from ¥22,286 million for the year ended March 31, 2009 to ¥18,023 million for the year ended March 31, 2010. This decrease was mainly due to decreases in sales by Nidec Servo Corporation, Nidec Brilliant Co., Ltd. and their subsidiaries.

Net sales of other small precision motors accounted for 3.6% of total net sales for the year ended March 31, 2009 and 3.0% of total net sales for the year ended March 31, 2010.

(Mid-size motors)

Net sales of our mid-size motors decreased ¥3,775 million, or 4.9%, from ¥77,156 million for the fiscal year ended March 31, 2009 to ¥73,381 million for the fiscal year ended March 31, 2010. Net sales of mid-size motors for automobiles by Nidec Motors & Actuators for the year ended March 31, 2010 decreased compared to the year ended March 31, 2009 due to the appreciation of the yen against the U.S. dollar and Euro and the negative effects of the recession in the United States and Europe. Net sales of mid-size motors for home appliances and industrial use also decreased for the year ended March 31, 2010 compared to the previous fiscal year which was mainly due to the appreciation of the Japanese yen against the U.S. dollar. The amount of net sales of mid-size motors for the fiscal year ended March 31, 2010 includes approximately ¥3,000 million of sales at Nidec Sole Motor S.R.L. and its subsidiary, which became our consolidated subsidiaries in January 2010.

Net sales of our mid-size motors accounted for 12.6% of our total net sales for the year ended March 31, 2009 and 12.5% of total net sales for the year ended March 31, 2010.

(Machinery)

Net sales of our machinery decreased ¥21,469 million, or 30.9%, from ¥69,435 million for the fiscal year ended March 31, 2009 to ¥47,966 million for the fiscal year ended March 31, 2010. This decrease was mainly due to stagnant capital investment by our customers globally. Sales at Nidec Sankyo Corporation, a subsidiary manufacturing such products as LCD panel handling robots and card readers decreased approximately ¥10,500 million, or 33%, and sales at Nidec Copal Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation and Nidec Tosok Corporation also decreased approximately ¥3,900 million, ¥2,600 million, ¥2,300 million and ¥1,000 million, respectively, for the year ended March 31, 2010 compared to the previous fiscal year.

Net sales of our machinery accounted for 11.4% of our total net sales for the year ended March 31, 2009 and 8.2% of total net sales for the year ended March 31, 2010.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥15,379 million, or 12.5%, from ¥122,552 million for the fiscal year ended March 31, 2009 to ¥107,173 million for the year ended March 31, 2010. This decrease was mainly due to the world-wide economic slowdown that resulted in a decrease in demand for our products. Sales at Nidec Sankyo and its subsidiaries of electronic and optical components decreased approximately ¥5,400 million, or 15%, for the fiscal year ended March 31, 2010 compared to the previous fiscal year. Electronic component sales at Nidec Copal Corporation, and sales at Nidec Copal Electronics Corporation, a subsidiary manufacturing such products as circuit components and censors, decreased approximately ¥4,200 million and ¥3,700 million, or 7% and 13%, respectively, for the fiscal year ended March 31, 2010 compared to the previous fiscal year.

Net sales of our electronic and optical components accounted for 20.1% of our total net sales for the year ended March 31, 2009 and 18.2% of our total net sales for the year ended March 31, 2010.

(Others)

Net sales of our other products increased ¥1,192 million, or 4.3%, from ¥27,587 million for the fiscal year ended March 31, 2009 to ¥28,779 million for the fiscal year ended March 31, 2010. Net sales of automotive parts at Nidec Tosok Corporation increased approximately ¥3,600 million, or 21%, for the same period. Net sales of pivot assemblies and other sales related to services decreased for the fiscal year ended March 31, 2010 compared to the previous fiscal year.

Net sales of our other products accounted for 4.5% of our total net sales for the year ended March 31, 2009 and 4.9% of total net sales for the year ended March 31, 2010.

Cost of Products Sold

Our cost of products sold decreased ¥44,138 million, or 9.2%, from ¥480,475 million for the year ended March 31, 2009 to ¥436,337 million for the year ended March 31, 2010. This decrease was primarily due to cost reductions achieved through streamlining our manufacturing processes, increased in-sourcing of product manufacturing, enhanced economies of scale and improved material procurement management. Other factors contributing to the decrease in cost of products sold include lower sales and associated expenses, and an increase in unit volume of products manufactured at lower costs.

As a percentage of net sales, cost of products sold decreased from 78.7% for the year ended March 31, 2009 to 74.3% for the year ended March 31, 2010.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased ¥3,421 million, or 6.6%, from ¥51,488 million for the year ended March 31, 2009 to ¥48,067 million for the year ended March 31, 2010. This decrease was mainly due to decreases in personnel expenses and traveling expenses.

As a percentage of net sales, selling, general and administrative expenses decreased from 8.4% for the year ended March 31, 2009 to 8.2% for the year ended March 31, 2010.

Research and Development Expenses

Our research and development expenses decreased ¥2,112 million, or 7.9%, from ¥26,825 million for the year ended March 31, 2009 to ¥24,713 million for the year ended March 31, 2010. This decrease was primarily due to our cost reduction measures in response to the recent world-wide recession, although research and development expenses relating to mid-size motors for automobiles increased in response to increased demand for our new products for electric vehicles and hybrid electric vehicles.

As a percentage of net sales, research and development expenses decreased from 4.4% for the year ended March 31, 2009 to 4.2% for the year ended March 31, 2010.

Operating Income

As a result of the foregoing factors, our operating income increased ¥26,327 million, or 50.6%, from ¥52,015 million for the year ended March 31, 2009 to ¥78,342 million for the year ended March 31, 2010.

As a percentage of net sales, operating income increased from 8.5% for the year ended March 31, 2009 to 13.3% for the year ended March 31, 2010.

Other Income (Expense)

Our other expenses decreased ¥1,405 million, or 29.6%, from ¥4,745 million for the fiscal year ended March 31, 2009 to ¥3,340 million for the fiscal year ended March 31, 2010. This decrease was mainly due to reductions in losses on marketable securities and foreign exchange loss, partially offset by a decrease in net interest income and a decrease in dividend income.

We had gains from marketable securities in the amount of ¥52 million for the fiscal year ended March 31, 2010, compared to losses on marketable securities in the amount of ¥1,305 million for the fiscal year ended March 31, 2009. This improvement was mainly due to a decrease in other-than-temporary losses on marketable securities from ¥1,617 million for the fiscal year ended March 31, 2009 to ¥273 million for the fiscal year ended March 31, 2010.

Our foreign exchange loss decreased ¥715 million, or 19.4%, from ¥3,683 million for the fiscal year ended March 31, 2009 to ¥2,968 million for the fiscal year ended March 31, 2010. This decrease was principally due to the appreciation in the value of the yen against relevant foreign currencies compared to the previous fiscal year. The exchange rate of the yen against the U.S. dollar as of March 31, 2008, 2009 and 2010 was ¥100.19, ¥98.23 and ¥93.04, respectively.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥27,732 million, or 58.7%, from ¥47,270 million for the fiscal year ended March 31, 2009 to ¥75,002 million for the fiscal year ended March 31, 2010.

Income Taxes

Our income taxes increased ¥5,044 million, or 40.4%, from ¥12,475 million for the fiscal year ended March 31, 2009 to ¥17,519 million for the fiscal year ended March 31, 2010.

The effective income tax rate for the fiscal year ended March 31, 2010 was 23.4%, compared with the effective income tax rate of 26.4% for the fiscal year ended March 31, 2009. The lower effective income tax rate was primarily due to a net impact of a decrease in the impact on the effective tax rate of the valuation allowance and tax benefit in foreign subsidiaries.

For a detailed discussion of our income taxes, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

Equity in Net Loss of Affiliated Companies

Equity in net loss of affiliated companies decreased ¥3 million, or 6.3%, from ¥48 million for the fiscal year ended March 31, 2009 to ¥45 million for the fiscal year ended March 31, 2010.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased ¥22,691 million, or 65.3%, from ¥34,747 million for the fiscal year ended March 31, 2009 to ¥57,438 million for the fiscal year ended March 31, 2010.

As a percentage of net sales, our income from continuing operations increased from 5.7% for the fiscal year ended March 31, 2009 to 9.8% for the fiscal year ended March 31, 2010.

Loss on Discontinued Operations

Our loss on discontinued operations decreased ¥2,225 million, or 63.4%, from ¥3,512 million for the fiscal year ended March 31, 2009 to ¥1,287 million for the fiscal year ended March 31, 2010.

We discontinued the optical pickup unit business of Nidec Sankyo Corporation as of December 31, 2008 and the semiconductor manufacturing equipment business of Nidec Tosok Corporation as of September 30, 2009.

For a detailed discussion of our loss on discontinued operations, see Note 25 to our consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥24,916 million, or 79.8%, from ¥31,235 million for the fiscal year ended March 31, 2009 to ¥56,151 million for the fiscal year ended March 31, 2010.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests increased ¥1,308 million, or 45.4%, from ¥2,882 million for the fiscal year ended March 31, 2009 to ¥4,190 million for the fiscal year ended March 31, 2010. This increase was primarily due to increases in net incomes of some of our group companies in which we hold noncontrolling interests, including Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Servo Corporation and their respective subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥23,608 million, or 83.3%, from ¥28,353 million for the fiscal year ended March 31, 2009 to ¥51,961 million for the fiscal year ended March 31, 2010.

As a percentage of net sales, our net income attributable to Nidec Corporation increased from 4.6% for the fiscal year ended March 31, 2009 to 8.8% for the fiscal year ended March 31, 2010.

Results of Operations – Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Net Sales

The following table is a summary of our net sales for the fiscal years ended March 31, 2008 and 2009 by product category:

	(Yen in millions)
	2008	2009	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥223,068	¥181,255	¥(41,813)	(18.7)%
Other small precision brushless DC motors	92,359	73,187	(19,172)	(20.8)%
Brushless DC fans	46,525	37,345	(9,180)	(19.7)%
Other small precision motors	23,730	22,286	(1,444)	(6.1)%

Sub-total	385,682	314,073	(71,609)	(18.6)%
Mid-size motors	96,377	77,156	(19,221)	(19.9)%
Machinery*	68,858	69,435	577	0.8%
Electronic and optical components*	145,896	122,552	(23,344)	(16.0)%
Others	27,548	27,587	39	0.1%

Consolidated total	¥724,361	¥610,803	¥(113,558)	(15.7)%

Note *:

As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within “electronic and optical components”. As of September 30, 2009, we also discontinued our semiconductor manufacturing equipment business which had been included within “machinery”. All prior period OPU amounts have been reclassified to discontinued operations pursuant to the FASB Accounting Standards Codification™ (ASC), 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly, Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the impairment or disposal of Long-Lived Assets”) to enable comparisons between the relevant amounts for the years ended March 31, 2008 and 2009.

Our net sales decreased ¥113,558 million, or 15.7%, from ¥724,361 million for the year ended March 31, 2008 to ¥610,803 million for the year ended March 31, 2009. Net sales of all of our product categories, excluding machinery and other products, decreased. This decrease was primarily due to the recent world-wide recession that resulted in a decrease in demand for our products and the yen appreciating against the U.S. dollar.

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

Unit shipments of our spindle motors for 2.5-inch HDDs increased over 20% for the fiscal year ended March 31, 2009 compared to the previous fiscal year. Net sales of spindle motors for 2.5-inch HDDs increased 10% to account for 46% of our total sales of spindle motors for HDDs, closing on to the 51% share of total sales represented by spindle motors for 3.5-inch HDDs.

Net sales of HDD spindle motors accounted for 30.8% of total net sales for the year ended March 31, 2008 and 29.7% of total net sales for the year ended March 31, 2009.

Other small precision brushless DC motors

Net sales of our other small precision brushless DC motors decreased ¥19,172 million, or 20.8%, from ¥92,359 million for the year ended March 31, 2008 to ¥73,187 million for the year ended March 31, 2009. This decrease was primarily due to decreased customer demand caused by the economic slowdown.

Net sales of our other small precision brushless DC motors accounted for 12.8% of total net sales for the year ended March 31, 2008 and 12.0% of total net sales for the year ended March 31, 2009.

Brushless DC fans

Net sales of brushless DC fans decreased ¥9,180 million, or 19.7%, from ¥46,525 million for the year ended March 31, 2008 to ¥37,345 million for the year ended March 31, 2009. This decrease was mainly due to decreased customer demand in the personal computer, or PC, industry.

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

Net sales of other small precision motors accounted for 3.3% of total net sales for the year ended March 31, 2008 and 3.6% of total net sales for the year ended March 31, 2009.

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

Net sales of our mid-size motors accounted for 13.3% of our total net sales for the year ended March 31, 2008 and 12.6% of total net sales for the year ended March 31, 2009.

(Machinery)

Net sales of our machinery increased ¥577 million, or 0.8%, from ¥68,858 million for the year ended March 31, 2008 to ¥69,435 million for the year ended March 31, 2009. This increase was primarily due to an increase in sales of liquid crystal display, or LCD, panel handling robots by Nidec Sankyo. The increase in sales of these robots reflected improved demand and delayed adverse impacts of the economic recession as customers generally plan the capital investments for these types of products far in advance.

Net sales of our machinery accounted for 9.5% of our total net sales for the year ended March 31, 2008 and 11.4% of total net sales for the year ended March 31, 2009.

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

Net sales of our electronic and optical components accounted for 20.1% of our total net sales for the year ended March 31, 2008 and 2009.

(Others)

Net sales of our other products increased ¥39 million, or 0.1%, from ¥27,548 million for the year ended March 31, 2008 to ¥27,587 million for the year ended March 31, 2009.

Net sales of our other products accounted for 3.8% of our total net sales for the year ended March 31, 2008 and 4.5% of total net sales for the year ended March 31, 2009.

Cost of Products Sold

Our cost of products sold decreased ¥87,204 million, or 15.4%, from ¥567,679 million for the year ended March 31, 2008 to ¥480,475 million for the year ended March 31, 2009. This decrease was primarily due to decreases in sales and productions.

As a percentage of net sales, cost of sales increased from 78.4% for the year ended March 31, 2008 to 78.7% for the year ended March 31, 2009.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,786 million, or 3.6%, from ¥49,702 million for the year ended March 31, 2008 to ¥51,488 million for the year ended March 31, 2009. This increase reflected the fact that, for the fiscal year ended March 31, 2009, we recorded a smaller non-recurring gain and a smaller gain related to fixed assets than we did for the year ended March 31, 2008. The decreases in such gains more than offset the decreases in personnel expenses and sales commissions for the fiscal year ended March 31, 2009.

As a percentage of net sales, selling, general and administrative expenses increased from 6.9% for the year ended March 31, 2008 to 8.4% for the year ended March 31, 2009.

Research and Development Expenses

Our research and development expenses decreased ¥2,758 million, or 9.3%, from ¥29,583 million for the year ended March 31, 2008 to ¥26,825 million for the year ended March 31, 2009. This decrease was primarily due to our cost reduction measures in response to the recent world-wide recession, although research and development expenses relating to mid-size motors for automobiles increased in response to increased demand for our new products for electric vehicles, or EV, and hybrid electric vehicles, or HEV.

As a percentage of net sales, research and development expenses increased from 4.1% for the year ended March 31, 2008 to 4.4% for the year ended March 31, 2009.

Operating Income

As a result of the foregoing factors, our operating income decreased ¥25,382 million, or 32.8%, from ¥77,397 million for the year ended March 31, 2008 to ¥52,015 million for the year ended March 31, 2009.

As a percentage of net sales, operating income decreased from 10.7% for the year ended March 31, 2008 to 8.5% for the year ended March 31, 2009.

Other Income (Expense)

Our other expenses decreased ¥8,563 million, or 64.3%, from ¥13,308 million for the year ended March 31, 2008 to ¥4,745 million for the year ended March 31, 2009. This change was mainly due to a decrease in foreign exchange losses.

Our foreign exchange loss decreased ¥9,535 million, or 72.1%, from ¥13,218 million for the year ended March 31, 2008 to ¥3,683 million for the year ended March 31, 2009. This was principally due to appreciation in the value of the yen against relevant foreign currencies compared to the previous fiscal year. The exchange rate of the yen against the U.S. dollar as of March 31, 2007, 2008 and 2009 was ¥118.05, ¥100.19 and ¥98.23, respectively.

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

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥16,819 million, or 26.2%, from ¥64,089 million for the year ended March 31, 2008 to ¥47,270 million for the year ended March 31, 2009.

Income Taxes

Our income taxes decreased ¥3,383 million, or 21.3%, from ¥15,858 million for the year ended March 31, 2008 to ¥12,475 million for the year ended March 31, 2009.

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

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥13,523 million, or 28.0%, from ¥48,270 million for the year ended March 31, 2008 to ¥34,747 million for the year ended March 31, 2009.

As a percentage of net sales, our income from continuing operations decreased from 6.7% for the year ended March 31, 2008 to 5.7% for the year ended March 31, 2009.

Loss on Discontinued Operations

Our loss on discontinued operations increased ¥2,480 million, or 240.3%, from ¥1,032 million for the year ended March 31, 2008 to ¥3,512 million for the year ended March 31, 2009.

We discontinued the optical pickup unit business of Nidec Sankyo Corporation as of December 31, 2008 and the semiconductor manufacturing equipment business of Nidec Tosok Corporation as of September 30, 2009. For details, please see Note 25 to our consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥16,003 million, or 33.9%, from ¥47,238 million for the year ended March 31, 2008 to ¥31,235 million for the year ended March 31, 2009.

Net Income Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests decreased ¥3,200 million, or 52.6%, from ¥6,082 million for the year ended March 31, 2008 to ¥2,882 million for the year ended March 31, 2009. This decrease was primarily due to decreases in net income of group companies in which we hold noncontrolling interests such as Nidec Servo Corporation, Nidec Copal Corporation and their respective subsidiaries, resulting from reduced demand for their products caused by the world wide recession.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income decreased ¥12,803 million, or 31.1%, from ¥41,156 million for the year ended March 31, 2008 to ¥28,353 million for the year ended March 31, 2009.

As a percentage of net sales, our net income decreased from 5.7% for the year ended March 31, 2008 to 4.6% for the year ended March 31, 2009.

Segment Information

Based on the applicable criteria set forth in ASC 280, “Segment Reporting” (formerly, SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information.”), we have 14 reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are primarily based on legal entities. As described below, one of the reportable segments is NCJ, while the others are NCJ’s 13 consolidated subsidiaries: NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSRV, NTMC and NMA. For the information required by ASC280, see Note 26 to our consolidated financial statements included elsewhere in this annual report.

We have changed our segment reporting in line with the changes we made in our management decision-making process during the year ended March 31, 2010. In August 2009, we integrated the operations of Nidec Electronics GmbH into those of Nidec Motors & Actuators (Germany) GmbH within the NMA segment, and also integrated the operations in China previously included within the NCD segment, other than the DC motors and fans operations, and the in-car motors operations previously included in the All Others segment into the NMA segment, to enhance its automobiles motors businesses. In October 2009, we reorganized the operations of Nidec Shibaura Corporation (“NSBC”) and those of Nidec Power Motor Corporation into Nidec Techno Motor Holdings Corporation (“NTMC”) to enhance its mid-size motors businesses. As a result, we have newly created an NTMC segment consisting of operations relating to mid-size motors for home appliances and industrial use, which were previously included in the NSBC segment and the All Others segment.

The NSCJ and NNSN segments are no longer reported as reportable segments and are included in the All Other segment in the current period due to their immateriality.

All prior period information has been reclassified in accordance with the current period presentation.

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

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its mid-size motors businesses.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily sells hard disk drive motors, DC motors, fans, and pivot assemblies.

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

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automotive parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts.

The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

The NTMC segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its subsidiaries in Japan, China and Thailand, which primarily produce and sell mid-size motors.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive motors.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), amounts in the segment information do not reflect discontinued operations, and previous fiscal years’ segment information has been reclassified.

We evaluate our performance based on segmental profit and loss, which is derived from segmental sales and operating revenues less operating expenses. Segmental income or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSRV’s operating income or loss is determined using Japanese GAAP. NET applies Thai accounting principles. NCC and NCD apply Chinese accounting principles. NCS applies Singaporean accounting principles. NCH applies Hong Kong accounting principles. NCF applies Philippine accounting principles. NTMC mainly applies Japanese GAAP, and NMA applies mainly International Financial Reporting Standards (IFRS). Therefore, our segmental data have not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating income or loss are accounting for pension and severance costs and for leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales from external customers and other operating segments by reportable operating segment for the years ended March 31, 2008, 2009 and 2010. The second table shows operating income or loss by reportable operating segment, which includes inter segment revenues, for the years ended March 31, 2008, 2009 and 2010:

	Year ended March 31,
	2008	2009	2010	2010
	(Yen in millions and U.S. dollars in thousands)
NCJ
Net sales to external customers	¥88,954	¥62,260	¥67,285	$723,184
Net sales to other operating segments	100,299	72,064	77,125	828,945

Sub total	189,253	134,324	144,410	1,552,129
NET
Net sales to external customers	95,859	80,247	87,764	943,293
Net sales to other operating segments	32,334	31,125	41,047	441,176

Sub total	128,193	111,372	128,811	1,384,469
NCC
Net sales to external customers	14,161	18,305	22,948	246,647
Net sales to other operating segments	10,776	2,624	3,589	38,575

Sub total	24,937	20,929	26,537	285,222
NCD
Net sales to external customers	4,190	7,725	6,976	74,979
Net sales to other operating segments	43,633	26,837	24,274	260,898

Sub total	47,823	34,562	31,250	335,877
NCS
Net sales to external customers	45,472	27,118	26,157	281,137
Net sales to other operating segments	227	205	390	4,192

Sub total	45,699	27,323	26,547	285,329
NCH
Net sales to external customers	39,359	37,761	50,066	538,113
Net sales to other operating segments	4,298	5,105	3,841	41,283

Sub total	43,657	42,866	53,907	579,396
NCF
Net sales to external customers	5,833	7,517	10,891	117,057
Net sales to other operating segments	40,649	22,669	24,546	263,822

Sub total	46,482	30,186	35,437	380,879
NSNK
Net sales to external customers	46,259	51,035	36,244	389,553
Net sales to other operating segments	12,092	11,001	10,886	117,003

Sub total	58,351	62,036	47,130	506,556
NCPL
Net sales to external customers	63,779	53,090	45,031	483,996
Net sales to other operating segments	6,594	6,727	4,350	46,754

Sub total	70,373	59,817	49,381	530,750
NTSC
Net sales to external customers	20,829	20,495	23,148	248,796
Net sales to other operating segments	292	199	180	1,935

Sub total	21,121	20,694	23,328	250,731
NCEL
Net sales to external customers	22,392	19,666	17,179	184,641
Net sales to other operating segments	4,177	5,843	4,778	51,354

Sub total	26,569	25,509	21,957	235,995
NSRV
Net sales to external customers	25,378	20,029	15,128	162,597
Net sales to other operating segments	3,549	4,508	4,939	53,085

	Year ended March 31,
	2008	2009	2010	2010
	(Yen in millions and U.S. dollars in thousands)
Sub total	28,927	24,537	20,067	215,682
NTMC
Net sales to external customers	48,137	41,341	35,029	376,494
Net sales to other operating segments	1,480	834	818	8,792

Sub total	49,617	42,175	35,847	385,286
NMA
Net sales to external customers	48,487	34,348	32,186	345,937
Net sales to other operating segments	7,957	7,548	9,432	101,376

Sub total	56,444	41,896	41,618	447,313
All Others
Net sales to external customers	151,058	117,779	103,616	1,113,671
Net sales to other operating segments	200,457	164,847	178,666	1,920,313

Sub total	351,515	282,626	282,282	3,033,984
Total
Net sales to external customers	720,147	598,716	579,648	6,230,095
Net sales to other operating segments	468,814	362,136	388,861	4,179,503

Adjustments(*)	4,214	12,087	7,811	83,953
Inter segment elimination	(468,814)	(362,136)	(388,861)	(4,179,503)

Consolidated total (net sales)	¥724,361	¥610,803	¥587,459	$6,314,048

(*) See Note 26 to the consolidated financial statements included in this annual report.

	Year ended March 31,
	2008	2009	2010	2010
	(Yen in millions and U.S. dollars in thousands)
Operating income or loss:
NCJ	¥13,980	¥7,315	¥8,066	$86,694
NET	12,606	15,629	22,733	244,336
NCC	1,040	(324)	1,946	20,916
NCD	4,695	2,913	4,808	51,677
NCS	1,231	182	364	3,912
NCH	576	554	608	6,535
NCF	4,129	2,321	6,939	74,581
NSNK	4,608	4,473	2,865	30,793
NCPL	3,415	2,102	1,520	16,337
NTSC	1,301	1,088	1,686	18,121
NCEL	3,631	2,046	1,769	19,013
NSRV	372	(225)	792	8,512
NTMC	2,221	1,309	1,816	19,518
NMA	1,174	(407)	553	5,944
All Others	21,789	12,205	21,259	228,494

Total	76,768	51,181	77,724	835,383

Adjustments(*)	629	834	618	6,642

Consolidated total	¥77,397	¥52,015	¥78,342	$842,025

(*)	See Note 26 to the consolidated financial statements included in this annual report.

Net sales of NCJ increased ¥10,086 million, or 7.5%, from ¥134,324 million for the fiscal year ended March 31, 2009 to ¥144,410 million for the fiscal year ended March 31, 2010. The main reason for this increase was an increase in demand for HDD spindle motors and other small precision motors. Net sales to external customers of NCJ increased ¥5,025 million, or 8.1%, from ¥62,260 million for the fiscal year ended March 31, 2009 to ¥67,285 million for the fiscal year ended March 31, 2010. Inter segment revenues of NCJ increased ¥5,061 million, or 7.0%, from ¥72,064 million for the fiscal year ended March 31, 2009 to ¥77,125 million for the fiscal year ended March 31, 2010. Operating income of NCJ increased ¥751 million, or 10.3%, from ¥7,315 million for the fiscal year ended March 31, 2009 to ¥8,066 million for the fiscal year ended March 31, 2010. This increase was due primarily to an increase in sales, which more than offsets the negative impact of exchange rate fluctuations.

Net sales of NCJ decreased ¥54,929 million, or 29.0%, from ¥189,253 million for the fiscal year ended March 31, 2008 to ¥134,324 million for the fiscal year ended March 31, 2009. The main reasons for this decrease were due primarily to the negative impact of exchange rate fluctuations and a rapid decrease in the demand for HDD spindle motors and other small precision motors resulting from the world-wide recession. Net sales to external customers of NCJ decreased ¥26,694 million, or 30.0%, from ¥88,954 million for the fiscal year ended March 31, 2008 to ¥62,260 million for the fiscal year ended March 31, 2009. Inter segment revenues of NCJ decreased ¥28,235 million, or 28.2%, from ¥100,299 million for the fiscal year ended March 31, 2008 to ¥72,064 million for the fiscal year ended March 31, 2009. Operating income of NCJ decreased ¥6,665 million, or 47.7%, from ¥13,980 million for the fiscal year ended March 31, 2008 to ¥7,315 million for the fiscal year ended March 31, 2009. This decrease was due primarily to a rapid decrease in sales of HDD spindle motors.

Net sales of NET increased ¥17,439 million, or 15.7%, from ¥111,372 million for the fiscal year ended March 31, 2009 to ¥128,811 million for the fiscal year ended March 31, 2010 due primarily to an increase in the demand for HDD spindle motors. Operating income of NET increased ¥7,104 million, or 45.5%, from ¥15,629 million for the fiscal year ended March 31, 2009 to ¥22,733 million for the fiscal year ended March 31, 2010. This was due primarily to cost reduction efforts, such as increased in-sourcing of product manufacturing, a decrease in material cost, and an increase in sales of products manufactured at lower costs, in addition to the overall sales growth.

Net sales of NET decreased ¥16,821 million, or 13.1%, from ¥128,193 million for the fiscal year ended March 31, 2008 to ¥111,372 million for the fiscal year ended March 31, 2009 due primarily to the negative impact of exchange rate fluctuations. However, operating income increased ¥3,023 million, or 24.0%, from ¥12,606 million for the fiscal year ended March 31, 2008 to ¥15,629 million for the fiscal year ended March 31, 2009. This was due primarily to an improvement in production costs.

Net sales of NCC increased ¥ 5,608 million, or 26.8%, from ¥20,929 million for the fiscal year ended March 31, 2009 to ¥26,537 million for the fiscal year ended March 31, 2010. This increase was due primarily to an increase in demand for HDD spindle motors. NCC had operating income of ¥1,946 million for the fiscal year ended March 31, 2010, compared to an operating loss of ¥324 million for the fiscal year ended March 31, 2009. This improvement was due primarily to improved product mix and enhanced efficiency in manufacturing processes, in addition to the overall increase in demand.

Net sales of NCC decreased ¥4,008 million, or 16.1%, from ¥24,937 million for the fiscal year ended March 31, 2008 to ¥20,929 million for the fiscal year ended March 31, 2009. This decrease was due primarily to a rapid decrease in demand for HDD spindle motors resulting from the world-wide recession. NCC had an operating loss of ¥324 million for the fiscal year ended March 31, 2009, compared to operating income of ¥1,040 million for the fiscal year ended March 31, 2008. This was due primarily to a rapid decrease in sales of HDD spindle motors.

Net sales of NCD decreased ¥3,312 million, or 9.6%, from ¥34,562 million for the fiscal year ended March 31, 2009 to ¥31,250 million for the fiscal year ended March 31, 2010. This decrease was due primarily to a decrease in the demand for brushless DC fans. However, operating income increased ¥1,895 million, or 65.1% from ¥2,913 million for the fiscal year ended March 31, 2009 to ¥4,808 million for the fiscal year ended March 31, 2010. In spite of a decrease in sales, operating income increased due to improved product mix and enhanced efficiency in manufacturing processes.

Net sales of NCD decreased ¥13,261 million, or 27.7%, from ¥ 47,823 million for the fiscal year ended March 31, 2008 to ¥34,562 million for the fiscal year ended March 31, 2009. The main reason for this decrease was a rapid decrease in the demand for small precision motors resulting from the world-wide recession. Operating income decreased ¥1,782 million, or 38.0% from ¥4,695 million for the fiscal year ended March 31, 2008 to ¥2,913 million for the fiscal year ended March 31, 2009. This was due primarily to a rapid decrease in sales of small precision motors.

Net sales of NCS decreased ¥776 million, or 2.8%, from ¥27,323 million for the fiscal year ended March 31, 2009 to ¥26,547 million for the fiscal year ended March 31, 2010. This was due primarily to the negative impact of exchange rate fluctuations, in spite of an increase in sales of small precision motors. Operating income of NCS increased ¥182 million, or 100.0%, from ¥182 million for the fiscal year ended March 31, 2009 to ¥364 million for the fiscal year ended March 31, 2010. This was due primarily to a reduction in selling, general and administrative expenses.

Net sales of NCS decreased ¥18,376 million, or 40.2%, from ¥45,699 million for the fiscal year ended March 31, 2008 to ¥27,323 million for the fiscal year ended March 31, 2009, resulting primarily from a decrease in sales of HDD spindle motors to a main customer, which transferred its manufacturing operations from Singapore to China and Thailand, and a decrease in demand for small precision motors resulting from the world-wide recession. Operating income of NCS decreased ¥1,049 million, or 85.2%, from ¥1,231 million for the fiscal year ended March 31, 2008 to ¥182 million for the fiscal year ended March 31, 2009. This was due primarily to a decrease in sales of HDD spindle motors manufactured by NCS along with the transfer of its manufacturing operations to other subsidiaries.

Net sales of NCH increased ¥11,041 million, or 25.8%, from ¥42,866 million for the fiscal year ended March 31, 2009 to ¥53,907 million for the fiscal year ended March 31, 2010. This increase was due primarily to an increase in demand for HDD spindle motors and DC motors for optical disk drives. In addition, the sales of brushless DC fans and DC motors increased, due to a customer’s transfer of its manufacturing operations from Taiwan to China. Operating income of NCH increased ¥54 million, or 9.7%, from ¥554 million for the fiscal year ended March 31, 2009 to ¥608 million for the fiscal year ended March 31, 2010. This was due primarily to an increase in sales, partially offset by a lower overall sales margin.

Net sales of NCH decreased ¥791 million, or 1.8%, from ¥43,657 million for the fiscal year ended March 31, 2008 to ¥42,866 million for the fiscal year ended March 31, 2009. This was due primarily to the negative impact of exchange rate fluctuation, despite an increase in sales of HDD spindle motors to a main customer, which transferred manufacturing operations to China. Operating income of NCH decreased ¥22 million, or 3.8%, from ¥576 million for the fiscal year ended March 31, 2008 to ¥554 million for the fiscal year ended March 31, 2009. This was due primarily to the negative impact of exchange rate fluctuations.

Net sales of NCF increased ¥5,251 million, or 17.4%, from ¥30,186 million for the fiscal year ended March 31, 2009 to ¥35,437 million for the fiscal year ended March 31, 2010. This increase was due primarily to an increase in demand for HDD spindle motors. Operating income of NCF increased ¥4,618 million, or 199.0%, from ¥2,321 million for the fiscal year ended March 31, 2009 to ¥6,939 million for the fiscal year ended March 31, 2010. The increase in operating income was due to higher sales of the main products manufactured at lower costs with enhanced economies of scale.

Net sales of NCF decreased ¥16,296 million, or 35.1%, from ¥46,482 million for the fiscal year ended March 31, 2008 to ¥30,186 million for the fiscal year ended March 31, 2009. The major reason for this decrease was a rapid decrease in demand for HDD spindle motors resulting from the world-wide recession. Operating income of NCF decreased ¥1,808 million, or 43.8%, from ¥4,129 million for the fiscal year ended March 31, 2008 to ¥2,321 million for the fiscal year ended March 31, 2009. The main reasons for this decrease were a rapid decrease in sales of HDD spindle motors and a delay in cost reduction relative to declines in sales prices.

Net sales of NSNK decreased ¥14,906 million, or 24.0%, from ¥62,036 million for the fiscal year ended March 31, 2009 to ¥47,130 million for the fiscal year ended March 31, 2010. The main reason for this decrease was a decrease in demand for LCD panel handling robots. Operating income of NSNK decreased ¥1,608 million, or 35.9%, from ¥4,473 million for the fiscal year ended March 31, 2009 to ¥2,865 million for the fiscal year ended March 31, 2010. The reason for this decrease was the decrease in sales.

Net sales of NSNK increased ¥3,685 million, or 6.3%, from ¥58,351 million for the fiscal year ended March 31, 2008 to ¥62,036 million for the fiscal year ended March 31, 2009 due to an increase in sales of LCD panel handling robots, which more than offset the adverse impact of exchange rate fluctuations. However, operating income of NSNK decreased ¥135 million, or 2.9%, from ¥4,608 million for the fiscal year ended March 31, 2008 to ¥4,473 million for the fiscal year ended March 31, 2009. The major reason for this decrease was a decrease in profitability caused by a decrease in sales of products other than LCD panel handling robots, such as card readers with a higher margin.

Net sales of NCPL decreased ¥10,436 million, or 17.4%, from ¥59,817 million for the fiscal year ended March 31, 2009 to ¥49,381 million for the fiscal year ended March 31, 2010. This was due primarily to a decrease in sales of camera shutters for mobile phones and system equipment such as industrial robots. Operating income of NCPL decreased ¥582 million, or 27.7%, from ¥2,102 million for the fiscal year ended March 31, 2009 to ¥1,520 million for the fiscal year ended March 31, 2010. This was due primarily to the decrease in sales.

Net sales of NCPL decreased ¥10,556 million, or 15.0%, from ¥70,373 million for the fiscal year ended March 31, 2008 to ¥59,817 million for the fiscal year ended March 31, 2009. This was due primarily to a rapid decrease in demand for shutters for digital cameras and camera shutters for mobile phones. Operating income of NCPL decreased ¥1,313 million, or 38.4%, from ¥3,415 million for the fiscal year ended March 31, 2008 to ¥2,102 million for the fiscal year ended March 31, 2009. This was due primarily to the decrease in sales of shutters for digital cameras and camera shutters for mobile phones.

Net sales of NTSC increased ¥2,634 million, or 12.7%, from ¥20,694 million for the fiscal year ended March 31, 2009 to ¥23,328 million for the fiscal year ended March 31, 2010. This was due primarily to an increase in demand for automotive parts, which more than offset a decrease in sales of measuring equipment. Operating income increased ¥598 million, or 55.0%, from ¥1,088 million for the fiscal year ended March 31, 2009 to ¥1,686 million for the fiscal year ended March 31, 2010. This was due to a reduction in selling, general and administrative expenses and enhanced efficiency in manufacturing processes, in addition to the expansion in demand.

Net sales of NTSC decreased ¥427 million, or 2.0%, from ¥21,121 million for the fiscal year ended March 31, 2008 to ¥20,694 million for the fiscal year ended March 31, 2009. This was due primarily to a decrease in sales of measuring equipment resulting from the world-wide recession. Operating income decreased ¥213 million, or 16.4%, from ¥1,301 million for the fiscal year ended March 31, 2008 to ¥1,088 million for the fiscal year ended March 31, 2009. This was due primarily to the decrease in sales.

Net sales of NCEL decreased ¥3,552 million, or 13.9%, from ¥25,509 million for the fiscal year ended March 31, 2009 to ¥21,957 million for the fiscal year ended March 31, 2010. This was due primarily to a decrease in sales of electronic components such as switches. Operating income decreased ¥277 million, or 13.5%, from ¥2,046 million for the fiscal year ended March 31, 2009 to ¥1,769 million for the fiscal year ended March 31, 2010 due primarily to the decrease in sales.

Net sales of NCEL decreased ¥1,060 million, or 4.0%, from ¥26,569 million for the fiscal year ended March 31, 2008 to ¥25,509 million for the fiscal year ended March 31, 2009. This decrease was due primarily to a decrease in sales of electronic components. Operating income decreased ¥1,585 million, or 43.7%, from ¥3,631 million for the fiscal year ended March 31, 2008 to ¥2,046 million for the fiscal year ended March 31, 2009 due primarily to the decrease in sales.

Net sales of NSRV decreased ¥4,470 million, or 18.2%, from ¥24,537 million for the fiscal year ended March 31, 2009 to ¥20,067 million for the fiscal year ended March 31, 2010. This was due primarily to a decrease in demand for small precision motors, such as stepping motors and fans. NSRV had operating income of ¥792 million for the fiscal year ended march 31, 2010 compared to an operating loss of ¥225 million for the fiscal year ended March 31, 2009. In spite of a decrease in sales, operating income increased due to a temporary salary cut, cost reduction resulting in part from improved material procurement management and an increase in royalty from subsidiaries.

Net sales of NSRV decreased ¥4,390 million, or 15.2%, from ¥28,927 million for the fiscal year ended March 31, 2008 to ¥24,537 million for the year ended March 31, 2009. This was due primarily to a rapid decrease in the demand for small precision motors resulting from the world wide-recession. NSRV had an operating loss of ¥225 million for the fiscal year ended March 31 2009 compared to operating income of ¥372 million for the fiscal year ended March 31, 2008. This was due primarily to the rapid decrease in sales.

Net sales of NTMC decreased ¥6,328 million, or 15.0%, from ¥42,175 million for the fiscal year ended March 31, 2009 to ¥35,847 million for the fiscal year ended March 31, 2010. This was primarily due to a decrease in demand for industrial motors and home appliances motors. The impact of decreased demand was more significant on the industrial motor business because of sluggish corporate spending. Operating income increased ¥507 million, or 38.7%, from ¥1,309 million for the fiscal year ended March 31, 2009 to ¥1,816 million for the fiscal year ended March 31, 2010. This increase was primarily due to improved product mix and reduced costs deriving from improved material procurement management.

Net sales of NTMC decreased ¥7,442 million, or 15.0%, from ¥49,617 million for the fiscal year ended March 31, 2008 to ¥42,175 million for the fiscal year ended March 31, 2009. This was due primarily to a decrease in demand for home appliances motors resulting from the world-wide recession. Operating income decreased ¥912 million, or 41.1%, from ¥2,221 million for the fiscal year ended March 31, 2008 to ¥1,309 million for the fiscal year ended March 31, 2009. This decrease was due primarily to the decrease in sales and an increase in production costs.

Net sales of NMA decreased ¥278 million or 0.7%, from ¥41,896 million for the fiscal year ended March 31, 2009 to ¥41,618 million for the fiscal year ended March 31, 2010 due primarily to a decrease in the demand for automotive motors. NMA had operating income of ¥553 million for the fiscal year ended March 31, 2010 compared to an operating loss of ¥407 million for the fiscal year ended March 31, 2009. In spite of the decrease in sales, operating income increased due to reduced costs deriving from improved material procurement management with enhanced economies of scale with subsidiaries.

Net sales of NMA decreased ¥14,548 million or 25.8%, from ¥56,444 million for the fiscal year ended March 31, 2008 to ¥41,896 million for the fiscal year ended March 31, 2009 due primarily to a rapid decrease in the demand for automotive motors resulting from the world-wide recession. NMA had an operating loss of ¥407 million for the fiscal year ended March 31, 2009 compared to operating income of ¥1,174 million for the fiscal year ended March 31, 2008. This was due primarily to the decrease in sales, despite a reduction in fixed costs.

Within the All Others segment, net sales decreased ¥344 million, or 0.1% from ¥282,626 million for the fiscal year ended March 31, 2009 to ¥282,282 million for the fiscal year ended March 31, 2010. This was due primarily to a decrease in sales of machinery by subsidiaries belong to the segment, which more than offset the addition of newly consolidated subsidiaries to the segment. Operating income increased ¥9,054 million, or 74.2% from ¥12,205 million for the fiscal year ended March 31, 2009 to ¥21,259 million for the fiscal year ended March 31, 2010. This was due primarily to an increase in operating income of subsidiaries relating to small precision motors and electronic and optical components.

Within the All Others segment, net sales decreased ¥68,889 million, or 19.6% from ¥351,515 million for the fiscal year ended March 31, 2008 to ¥282,626 million for the fiscal year ended March 31, 2009. This was due primarily to a decrease in demand for many of the products of subsidiaries belonging to this segment resulting form the world-wide recession. Operating income decreased ¥9,584 million, or 44.0% from ¥21,789 million for the fiscal year ended March 31, 2008 to ¥12,205 million for the fiscal year ended March 31, 2009. This was due primarily to the decrease in sales.

Accounting Changes

As of September 15, 2009, we adopted the FASB Accounting Standards Codification™ (ASC) 105, “Generally Accepted Accounting Principles” (formerly, Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”). ASC 105 replaces SFAS No. 162 “the Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standards Codification™ as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (other than guidance issued by the SEC). The adoption of ASC 105 had no impact on our consolidated financial position, results of operations or liquidity.

As of April 1, 2009, we adopted ASC 820, “Fair Value Measurements and Disclosures” (formerly, SFAS No. 157, “Fair Value Measurements”) for certain nonfinancial assets and liabilities. FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of ASC 820 for one year for nonfinancial assets and liabilities. The adoption of ASC 820 did not have a material impact on our consolidated financial position, results of operations or liquidity.

As of April 1, 2009, we adopted ASC 805, “Business Combinations” (formerly, SFAS No. 141 (revised 2007), “Business Combinations”). ASC 805 requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of ASC 805 did not have a material impact on our consolidated financial position, results of operations or liquidity since we did not acquire any material businesses for the year ended March 31, 2010. Any future impact, however, will depend on the number, size, and nature of any business combination transactions that we may complete.

As of April 1, 2009, we adopted ASC 810, “Consolidation” (formerly, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). ASC 810 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. ASC 810 also requires all transactions for changes in a parent’s ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

As of June 15, 2009, we adopted ASC 855, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855 did not have a material impact on our consolidated financial position, results of operations or liquidity.

As of December 15, 2009, we adopted ASC 715, “Compensation – Retirement Benefits”, (formerly, FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”). ASC 715 provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. The adoption of ASC 715 did not have a material impact on our consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to Be Adopted in Future Periods

In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. This accounting standard codified SFAS No.166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”. ASU 2009-16 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets. ASU 2009-16 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of ASU 2009-16 is not expected to have a material impact on our consolidated financial position, results of operations and liquidity.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This accounting standard codified SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. ASU 2009-17 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of ASU 2009-17 is not expected to have a material impact on our consolidated financial position, results of operations and liquidity.

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

Inventories

Our inventories, which consist primarily of finished products such as HDD spindle motors, are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We may have to recognize large amounts of inventory write-offs as a result of an unexpected decline in market conditions, changes in demand or our product line.

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

As of March 31, 2010, the estimated fair value of our marketable securities was ¥16,764 million. We recorded a gain from marketable securities in the amount of ¥52 million for the year ended March 31, 2010.

The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31,
	2008	2009	2010	2010
	(Yen in millions and U.S. dollars in thousands)
Other-than-temporary losses on marketable securities	¥287	¥1,617	¥273	$2,934

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2010, sales to our six largest customers represented approximately 41% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2010, six customers represented ¥61,629 million, or 41%, of our gross accounts receivable. In addition, during economic downturns, a certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥398 million as of March 31, 2010. Our trade notes and accounts receivable balance was ¥162,398 million, net of allowance for doubtful accounts, as of March 31, 2010.

The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31,
	2008	2009	2010	2010
	(Yen in millions and U.S. dollars in thousands)
Provision for doubtful accounts, net of reversal	¥312	¥349	¥31	$333

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2010, we had deferred tax assets in the amount of ¥29,645 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥7,606 million as of March 31, 2010, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property, plant and equipment, comprising approximately 29.1% of our total assets as of March 31, 2010, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted testing for impairment of long-lived assets under ASC 360 “Property, Plant and Equipment” (formerly, SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”), whenever events or changes in circumstances indicate that the carrying amounts of these asset groups may not be recoverable, we have reviewed the respective asset groups for impairment. An impairment loss is recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows of the group. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Acquisitions

In recent years, we have made a number of significant business acquisitions, which had been accounted for using the purchase method of accounting until the fiscal year ended March 31, 2009. As of April 1, 2009, NIDEC adopted ASC 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”). ASC 805 requires that business acquisitions are accounted for using the acquisition method of accounting. Application of the purchase method and the acquisition method requires our management to make complex judgments about the measurement of fair value of the net assets we acquire and estimation of the related useful lives. The determinations of fair value of assets and liabilities are primarily based on factors such as cash flow analysis and quoted market prices among others. We also obtained independent appraisers’ reports for significant purchases.

Valuation of Goodwill

Under ASC 350 “Intangibles - Goodwill and Other” (formerly SFAS No.142 “Goodwill and Other Intangible Assets”), goodwill acquired in business combinations is not amortized but tested annually for impairment. We test for impairment at the reporting unit level on January 1st of each year. In addition, we test for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors we consider important which could trigger an impairment review include the following:

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

This test is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on discounted future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, we apply a hypothetical decrease to the fair value of each reporting unit. Also, among the reporting units, when testing the goodwill for impairment allocated to our listed subsidiaries, consideration was given to each listed subsidiary’s carrying amount and its market capitalization based on a reasonable control premium.

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥72,231 million as of March 31, 2010.

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

	Yen in millions
	Effect on pre-tax income	Effect on PBO
	For the year ending March 31, 2011	As of March 31, 2010
Discount rates
0.5% decrease	¥(43)	¥1,674
0.5% increase	42	(1,592)
Expected rate of return on plan assets
0.5% decrease	¥(42)
0.5% increase	42

Income Taxes

We adopted FASB Accounting Standards Codification™ (ASC), 740 “Income Taxes” (formerly FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109,”) on April 1, 2007. We consider many factors when evaluating and estimating income tax uncertainties. These factors include an evaluation of the technical merits of the tax positions as well as the amounts and probabilities of the outcomes that could be realized upon settlement. The actual resolutions of those uncertainties will inevitably differ from those estimates, and such differences may be material to the financial statements.

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

B. Liquidity and Capital Resources.

As part of our efforts to enhance liquidity, we placed a particular emphasis on efficient use of capital and better management of foreign exchange risk during the year ended March 31, 2010. The details are as follows:

An effective use of our cash management system, which have been shared among our domestic subsidiaries since April 2006, served to increase excess cash made available by our subsidiaries by ¥6,361 million compared to the previous fiscal year, contributing to a reduction in our total interest-bearing debt.

We expanded our risk mitigation initiatives, including centralized management of foreign exchange risk, to management of risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were being converted into and held in the form of Chinese yuan time deposit in preparation for possible Chinese currency revaluation. As of March 31, 2010, our cash and cash equivalents of Chinese yuan were approximately RMB 1,000 million.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) investment in subsidiaries, (4) mergers and acquisitions, (5) repayment of short-term borrowings, (6) purchases of raw materials, and (7) employees’ salaries, wages and other payroll costs.

Investments for the purchase of property, plant, equipment and other assets totaled approximately ¥36,608 million for the year ended March 31, 2010, and are expected to amount to approximately ¥44,694 million for the year ending March 31, 2011. Outstanding commitments for the purchase of property, plant and equipment and other assets amounted to approximately ¥2,115 million as of March 31, 2010.

Research and development expenses were ¥24,713 million for the fiscal year ended March 31, 2010, and are expected to reach approximately ¥33,000 million for the fiscal year ending March 31, 2011.

We continue to seek opportunities for additional investments in our subsidiaries and will review opportunities to acquire other companies.

We expect to cover the foregoing capital needs with cash provided by our operating and financing activities.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

As a precaution for possible funding risk resulting from the global credit crunch, we used short-term borrowings to fund emergency cash reserves of ¥100,000 million in the year ended March 31, 2010. The level of borrowing has since been reduced, reflecting our improving perception of the overall financial environment. As of March 31, 2010, our total short-term borrowings were ¥115,467 million.

We also consider extending our funding options to direct financing in order to enhance our financial agility in mergers and acquisitions, research and development activities and facility investments.

We believe that these funding sources will sufficiently meet our capital requirements for the current fiscal year.

Assets, liabilities and shareholders’ equity

Our total assets decreased ¥10,093 million from ¥702,884 million to ¥692,791 million as of March 31, 2010. This was mainly due to a decrease in cash and cash equivalents of ¥77,657 million, as mentioned under “Cash Flows” below. On the other hand, trade accounts receivable increased ¥39,882 million due primarily to a recovery in net sales. In addition, property, plant and equipment increased ¥11,622 million due primarily to the facilities constructions and additional facilities as a result of acquisitions of newly consolidated subsidiaries.

Our total liabilities decreased ¥53,937 million from ¥345,197 million as of March 31, 2009 to ¥291,260 million as of March 31, 2010. This was mainly due to a decrease in short-term borrowings of ¥105,875 million owing to repayment of borrowings obtained for our emergency cash reserve purposes. On the other hand, trade notes and accounts payable increased ¥38,745 million due primarily to an increase in purchases reflecting the recent gradual recovery in sales.

Our working capital, defined as current assets less current liabilities, increased ¥28,345 million from ¥84,273 million as of March 31, 2009 to ¥112,618 million as of March 31, 2010.

Our receivable turnover ratio is calculated by dividing net sales for the fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio was 3.6 for the year ended March 31, 2010, compared to 5.0 for the year ended March 31, 2009. The inventory turnover ratio is calculated by dividing cost of products sold for the year ended March 31 by the year-end inventory balance. Our inventory turnover ratio was 6.3 for the year ended March 31, 2010, compared to 8.4 for the year ended March 31, 2009.

Net sales for the year ended March 31, 2010 decreased compared to the year ended March 31, 2009 due to the global recession which began in the second half of the year ended March 31, 2009. In the second half of the year ended March 31, 2010, the global economy saw signs of a slow recovery from the global recession. As a result, accounts receivable and inventories as of March 31, 2010 increased compared to March 31, 2009.

Our total shareholders’ equity increased ¥43,161 million from ¥297,148 million as of March 31, 2009 to ¥340,309 million as of March 31, 2010. The increase of ¥43,161 million was primarily due to retained earnings of ¥44,300 million. As a result, the ratio of stockholders’ equity to total assets increased 6.8 percentage points from 42.3% as of March 31, 2009 to 49.1% as of March 31, 2010.

Cash Flows

As of April 1, 2009, we adopted ASC 810, “Consolidation”. Amounts for prior periods have been reclassified to conform to the current period presentation.

Net cash provided by operating activities increased ¥23,849 million from ¥66,231 million for the year ended March 31, 2009 to ¥90,080 million for the year ended March 31, 2010. The increased cash inflows in operating activities were due primarily to an increases in consolidated net income ¥24,916 million.

For the year ended March 31, 2010, we had ¥90,080 million of cash inflows mainly due to consolidated net income of ¥56,151 million. On the other hand, we had a decrease in operating assets and liabilities of ¥5,185 million which consisted of an increase in operating assets of ¥40,979 million and an increase in operating liabilities of ¥35,794 million owing to sales recovery.

For the year ended March 31, 2009, we had ¥66,231 million of cash inflows mainly due to consolidated net income of ¥31,235 million. On the other hand, we had a decrease in operating assets and liabilities of ¥821 million which consisted of a decrease in operating assets of ¥49,279 million and a decrease in operating liabilities of ¥50,100 million owing to lower sales due to the global recession.

Net cash provided by operating activities decreased ¥28,585 million from ¥94,816 million for the year ended March 31, 2008 to ¥66,231 million for the year ended March 31, 2009. Amid the global economic crisis, the decreased cash inflows from operating activities were due primarily to a decrease in consolidated net income of ¥16,003 million and a decrease in foreign currency adjustments of ¥6,214 million. On the other hand, a ¥2,410 million increase in changes in operating assets and liabilities resulted from a decrease in net sales. The ¥2,410 million consisted of a decrease in operating assets of ¥54,828 million and a decrease in notes and accounts payable of ¥52,418 million.

For the year ended March 31, 2009, we had ¥66,231 million of cash inflows mainly due to consolidated net income of ¥31,235 million. On the other hand, we had a decrease in operating assets and liabilities of ¥821 million which consisted of a decrease in operating assets of ¥49,279 million and a decrease in operating liabilities of ¥50,100 million owing to lower sales due to the global recession.

For the year ended March 31, 2008, ¥94,816 million of cash inflows was mainly due to consolidated net income of ¥47,238 million.

Net cash used in investing activities decreased ¥2,859 million from ¥43,373 million for the year ended March 31, 2009 to ¥40,514 million for the year ended March 31, 2010. The decreased cash outflows were due primarily to a decrease in purchases of marketable securities ¥3,599 million and a decrease in additions to property, plant and equipment of ¥1,893 million, partially offset by an increase in acquisitions of business of ¥3,640 million.

For the year ended March 31, 2010, ¥40,514 million of cash outflows was mainly due to additions to property, plant and equipments of ¥36,608 million for constructions of additional plant, and acquisitions of business, net of cash acquired of ¥4,396 million.

For the year ended March 31, 2009, ¥43,373 million of cash outflows was mainly due to additions to property, plant and equipments of ¥38,501 million and purchases of marketable securities of ¥3,609 million.

Net cash used in investing activities increased ¥7,692 million from ¥35,681 million for the year ended March 31, 2008 to ¥43,373 million for the year ended March 31, 2009. The increased cash outflows in investing activities were due primarily to an increase in additions to property, plant and equipment of ¥2,841 million and an increase in purchases of marketable securities of ¥3,378 million.

For the year ended March 31, 2009, ¥43,373 million of cash outflows was mainly due to additions to property, plant and equipments of ¥38,501 million and purchases of marketable securities of ¥3,609 million.

For the year ended March 31, 2008, ¥35,681 million of cash outflows was mainly due to additions to property, plant and equipments of ¥35,660 million.

Net cash used in financing activities was ¥122,779 million for the year ended March 31, 2010 while net cash provided by financing activities was ¥81,874 million for the year ended March 31, 2009.

For the year ended March 31, 2010, ¥122,779 million of the cash outflows was mainly due to a decrease in short-term borrowings of ¥109,100 million and a decrease in dividends paid to shareholders of Nidec Corporation of ¥7,661 million.

For the year ended March 31, 2009, ¥81,874 million of cash inflows was mainly due to an increase in short-term borrowings of ¥153,934 million for the purpose of increasing cash on hand in response the global recession. On the other hand, the cash outflows were primarily due to redemption of corporate bonds of ¥26,412 million and purchases of treasury stock of ¥23,775 million.

Net cash provided by financing activities was ¥81,874 million for the year ended March 31, 2009 while net cash used in financing activities was ¥35,323 million for the year ended March 31, 2008. The increased cash inflows of ¥117,197 million in financing activities were due mainly to an increase in short-term borrowings of ¥169,057 million, including those for the purpose of increasing cash on hand in response to the global financial crisis. We aimed to manage our cash on hand depending on the changing market conditions. In April 2009, we repaid ¥85,300 million or a portion of the increased short-term borrowings. Cash and cash equivalents decreased by a similar amount. The increase in short-term borrowings offset redemption of corporate bonds of ¥26,412 million, purchases of treasury stock of ¥23,756 million and an increase in dividends paid of ¥1,457 million.

For the year ended March 31, 2009, ¥81,874 million of cash inflows was mainly due to an increase in short-term borrowings of ¥153,934 million for the purpose of increasing cash on hand in response to the global recession. On the other hand, the cash outflows were primarily due to redemption of corporate bonds of ¥26,412 million and purchases of treasury stock of ¥23,775 million.

For the year ended March 31, 2008, ¥35,323 million of cash outflows was mainly due to a decrease in short-term borrowings of ¥15,123 million, payments for additional investments in subsidiaries of ¥8,043 million and dividends paid to shareholders of Nidec Corporation of ¥7,242 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥77,657 million from ¥200,966 million as of March 31, 2009 to ¥123,309 million as of March 31, 2010. Currency of cash and cash equivalents consist primarily of U.S. dollar, Japanese yen and Chinese yuan.

We believe that cash generated from operating activities are sufficient to meet our cash obligations for the current fiscal year.

C. Research and Development, Patents and Licenses, etc.

In order to remain competitive, we need to maintain the ability to create products with specialized quality attributes that precisely meet the evolving performance and environmental requirements of our customers. In addition to the continued emphasis on improved running accuracy, controllability, compactness, operational quietness and energy efficiency, we have our research and development activities oriented further toward cost and ecology conscious designs that require less raw materials, thus reducing the environmental burden and manufacturing cost of our products.

The largest portion of our research and development costs incurred in recent years has been primarily associated with the development of small- to mid-size motors, where priority is placed on:

•	higher rotational speed and accuracy,
•	processing and inspection technology for greater production line efficiency,
•	low-cost automation system development,
•	motor design less dependent on raw material, such as steel and aluminum, and
•	parts manufacturing expertise that facilitates internalization of production process.

As of March 31, 2010, we employed 1,775 people engaged in research and development activities mainly in Japan as well as in Germany, Vietnam, China, Taiwan, Italy, the United States, Spain, Mexico, Thailand, Poland, Korea and Singapore.

We incurred research and development expenses of ¥29,583 million, ¥26,825 million and ¥24,713 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥33,000 million on research and development in the year ending March 31, 2011. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

D. Trend Information.

The information required by this item is set forth in “— Operating Results” and “Item 4. Information on the Company — B. Business Overview” of this annual report.

E. Off-Balance Sheet Arrangements.

We have guaranteed approximately ¥146 million ($1,569 thousand) of bank loans for employees for their housing costs. If an employee defaults on his or her loan payments, we are required to perform under such guarantees. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥146 million ($1,569 thousand). The current carrying amount of the liabilities for our obligations under the guarantees is zero.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2010.

	(Yen in millions)
	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Contractual Obligations
Long-term Debt	¥640	¥319	¥54	¥68	¥199
Capital Lease Obligations	2,602	1,178	1,274	143	7
Interest on debt*[1]	110	67	33	6	4
Operating Leases	5,305	1,267	1,822	899	1,317
Purchase Commitments for fixed assets	2,115	2,115	—	—	—

Total Contractual Cash Obligations	10,772	4,946	¥3,183	¥1,116	¥1,527
Contribution under pension plans*[2]	¥2,127	¥2,127	—	—	—

	Amount of Commitment Expiration per Period
	Total amounts committed	Less than 1 year	2-3 years	4-5 years	Over 5 years
Other Commercial Commitments
Guarantees	¥146	¥37	¥24	¥22	¥63
Total Commercial Commitments	¥146	¥37	¥24	¥22	¥63

	(U.S. dollars in thousands)
	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Contractual Obligations
Long-term Debt	$6,879	$3,429	$580	$731	$2,139
Capital Lease Obligations	27,966	12,661	13,694	1,537	74
Interest on debt*[1]	1,182	720	355	64	43
Operating Leases	57,018	13,618	19,583	9,662	14,155
Purchase Commitments for fixed assets	22,732	22,732	—	—	—

Total Contractual Cash Obligations	115,777	53,160	$34,212	$11,994	$16,411
Contribution under pension plans*[2]	$22,861	$22,861	—	—	—

	Amount of Commitment Expiration per Period
	Total amounts committed	Less than 1 year	2-3 years	4-5 years	Over 5 years
Other Commercial Commitments
Guarantees	$1,569	$398	$258	$236	$677
Total Commercial Commitments	$1,569	$398	$258	$236	$677

*1	Interest at variable interest rates are assumed based on the current applicable rate of 1.6%.
*2	Amounts are only available for payments due in less than one year.

We excluded unrecognized tax benefits from the above contractual obligation table as we are unable to make reasonable estimates of the period of settlements. As of March 31, 2010, we had the unrecognized tax benefits of ¥4,887 million ($52,526 thousand). For further information related to the unrecognized tax benefits, see Note 18 to our consolidated financial statements included in this annual report.

Our capital commitments as of March 31, 2010 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets decreased from approximately ¥9,104 million on March 31, 2009 to approximately ¥2,115 million on March 31, 2010, and increased from approximately ¥8,389 million on March 31, 2008 to approximately ¥9,104 million on March 31, 2009, respectively. Our commitments coming due during the year ended March 31, 2010 were mainly related to payments for the expansions of the Shiga Technical Center and the Nagano Technical Center, which are two of our Japan-based R&D facilities. The increase in commitments for the year ended March 31, 2009 was due mainly to the expansion of the Shiga Technical Center, one of our Japan-based R&D facilities. We expect to make capital expenditures in addition to those for which we have outstanding commitments.

For a further discussion on our commitments, see Notes 23 and 24 to our consolidated financial statements included in this annual report.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table provides information about our Directors, Executive Officers and Corporate Auditors as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2010	Percentage of common stock outstanding as of March 31, 2010
				(in thousands)
Shigenobu Nagamori	Representative Director, President and Chief Executive Officer	August 28, 1944	June 2011	20,067	14.4%
Hiroshi Kobe	Representative Director, Executive Vice President and Chief Operating Officer	March 28, 1949	June 2011	236	*
Kenji Sawamura	Member of the Board, Executive Vice President	February 15, 1942	June 2011	8	*
Juntaro Fujii	Member of the Board, Executive Vice President	February 20, 1945	June 2011	2	*
Yasuo Hamaguchi	Member of the Board, First Senior Vice President	September 27, 1949	June 2011	266	*
Tadaaki Hamada	Member of the Board, First Senior Vice President	August 14, 1948	June 2011	2	*

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2010	Percentage of common stock outstanding as of March 31, 2010
				(in thousands)
Masuo Yoshimatsu	Member of the Board, Senior Vice President and Chief Financial Officer	April 28, 1958	June 2011	3	*
Tetsuo Inoue	Member of the Board, Senior Vice President	June 22, 1948	June 2011	4	*
Shozo Wakabayashi	Member of the Board	November 23, 1943	June 2011	—	*
Masakazu Iwakura	Member of the Board	December 2, 1962	June 2011	—	*
Hideo Asahina	Corporate Auditor	March 28, 1938	June 2011	1	*
Takashi Iwata	Corporate Auditor	April 9, 1947	June 2013	3	*
Susumu Ono	Corporate Auditor	November 12, 1948	June 2011	—	*
Chihiro Suematsu	Corporate Auditor	January 29, 1956	June 2014	—	*
Kiichiro Kobayashi	Corporate Auditor	November 29, 1957	June 2014	—	*

Note:

(1)	“—” represents no beneficial ownership in any Nidec shares.
(2)	The asterisk represents beneficial ownership of less than 1%.

Shigenobu Nagamori, who founded Nidec Corporation in July 1973, has since been serving as the Company’s Representative Director, President & Chief Executive Officer (CEO). Mr. Nagamori, is currently serving as a Member of the Board of Directors and Chairman of Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Servo Corporation and Nidec-Read Corporation; and Representative Director and Chairman of Nidec-Shimpo Corporation, Nidec Machinery Corporation and Nidec Nissin Corporation.

Hiroshi Kobe was appointed to serve as Representative Director, Executive Vice President, and Chief Operating Officer (COO) in June 2008. Mr. Kobe joined Nidec Corporation in July 1973, and became a Member of the Board of Directors in November 1984, a Member of the Board and Managing Director in November 1991, a Member of the Board and Senior Managing Director in April 1996, a Member of the Board and Executive Vice President in April 2000, COO in April 2005, and Representative Director, Executive Vice President & COO in June 2006. Mr. Kobe is currently in charge of supervising SPM purchasing departments, Corporate Administration & Internal Audit Dept., and Motor Engineering & Research Laboratory, and serving as Representative Director and Chairman of Nidec Korea Corporation and Nidec Total Service Corporation.

Kenji Sawamura was appointed to serve as a Member of the Board of Directors and Executive Vice President in June 2008. Mr. Sawamura joined Nidec Corporation as Executive Director in October 1998, and became a Member of the Board in June 2000, a Member of the Board and Senior Managing Director in April 2002, and a Member of the Board and Executive Vice President in June 2006, and he is currently in charge of supervising the ADF business, A/B business, Shiga Technical Center, Corporate Purchasing Dept., ADF Quality Control Dept., and Die & Mold Engineering Dept., and serving as a Member of the Board, Chairman & CEO of Nidec America Corporation; Representative Director, Chairman & CEO of Nidec Electronics GmbH; Representative Director and Chairman of Nidec (Dalian) Limited, Nidec Automobile Motor (Zhejiang) Corporation, and Nidec (Dongguan) Limited; a Member of the Board, Chairman & CEO of Nidec Vietnam Corporation; Representative Director and Chairman of Nidec Techno Motor Holdings Corporation; Representative Director and Chairman of Nidec Shibaura Corporation; Representative Director and Chairman of Nidec Power Motor Corporation; Member of the Board and Chairman of Nidec Motors & Actuators; Representative Director and Chairman of Nidec Machinery Corporation. Mr. Sawamura was a Member of the Board and Managing Director in his previous employment at Nissan Motor Co., Ltd.

Juntaro Fujii, who was appointed to serve as a Member of the Board and Executive Vice President in June 2008, joined Nidec Corporation as Executive Consultant in June 2006, and became a Member of the Board and Executive Vice President in June 2006. Mr. Fujii, previously a Member of the Board and President of Mitsubishi UFJ Research & Consulting Co., Ltd., is currently in charge of supervising, and serving as General Manager of, Corporate Strategy Office.

Yasuo Hamaguchi, who was appointed to serve as a Member of the Board and First Senior Vice President in June 2008, joined Nidec Corporation in April 1974, and became a Member of the Board in June 1993, a Member of the Board and Managing Director in June 1998, and a Member of the Board and Senior Vice President in April 2002. Mr. Hamaguchi is currently in charge of supervising the SPM business operations, SPM Quality Control Dept. and SPM Business Strategy Office, and also serves as General Manager of that Office, while also serving as Representative Director and Chairman of Nidec Electronics (Thailand) Co.; Director and Chairman of Nidec Bearing (Thailand) Co., Ltd., Representative Director and Chairman of Nidec (Zhejiang) Corporation and Representative Director and Chairman of Nidec Philippines Corporation.

Tadaaki Hamada was appointed to serve as a Member of the Board and First Senior Vice President in June 2009. Mr. Hamada, originally from The Bank of Mitsubishi, Ltd. (currently, The Bank of Tokyo-Mitsubishi UFJ, Ltd.) which he joined in April 1971, joined Nidec Corporation as Executive Director in February 2000, and became a Member of the Board in June 2004, Managing Director in April 2005, and a Member of the Board and Senior Vice President in June 2008. Mr. Hamada is currently in charge of supervising Secretarial Office, Corporate Planning Dept., Intellectual Property Dept., Legal Dept., Compliance Office, General Affairs Dept., Human Resources Dept., and International Business Administration Dept.

Masuo Yoshimatsu, who was appointed to serve as a Member of the Board, Senior Vice President, and Chief Financial Officer (CFO) in June 2009, joined Nidec Corporation as Executive Consultant in January 2008, and became a Member of the Board and Vice President in June 2008. Mr. Yoshimatsu is currently in charge of supervising Finance Dept., Risk Management Office, IR Dept., Public Relations & Advertising Dept., Accounting Dept., and CSR Promotion Office. Mr. Yoshimatsu was a Member of the Board and General Manager of Finance and Accounting Division of SS Pharmaceutical Co., Ltd.

Tetsuo Inoue was appointed to serve as a Member of the Board and Senior Vice President in June 2010. Mr. Inoue, originally from The Sumitomo Bank, Ltd. (currently, Sumitomo Mitsui Banking Corporation) which he joined in April 1972, joined Nidec Corporation as Executive Director in December 1999, was appointed to serve as a Member of the Board and Vice President in June 2008, and became a Member of the Board in June 2002 and as Director and Vice President in June 2008. Mr. Inoue is currently in charge of supervising, and serving as General Manager of, Affiliates Administration Dept.

Shozo Wakabayashi was appointed to serve as an Outside Member of the Board of Directors in June 2010. Mr. Wakabayashi joined the Ministry of Finance in April 1967, was appointed to serve as Chief of the Osaka Regional Taxation Bureau in July 1994, Secretary-General of the Securities and Exchange Surveillance Commission in July 1996, Administrative Vice-Minister of Okinawa Development Agency in June 1998, and Senior Managing Director of Japan Securities Dealers Association in July 2001. Mr. Wakabayashi currently serves as Representative Director and Chairman of Japan Earthquake Reinsurance Co., Ltd.

Masakazu Iwakura was appointed to serve as an Outside Member of the Board of Directors in June 2010. Mr. Iwakura became a member of Dai-Ichi Tokyo Bar Association in April 1987, and joined Nishimura and Partners (currently, Nishimura and Asahi) and has been serving as a partner attorney at the law firm since January 1996. Mr. Iwakura was appointed to serve as an Outside Corporate Auditor of Kakaku.com, Inc. in June 2005 and an Outside Member of the Board of Directors of Fancl Corporation in June 2006, and became a visiting professor at Hitotsubashi University Graduate School of Law in April 2007. Mr. Iwakura currently teaches at Hitotsubashi University Graduate School of Law, serves as a Corporate Auditor at ICJ Co., Ltd., as a Professor at Hitotsubashi University Graduate School of International Corporate Strategy, and as an Outside Corporate Auditor of Kakaku.com Financial, Inc. and GMO Internet Inc., and an Outside Member of the Board of Directors of Kakaku.com.

Hideo Asahina has been serving as a Standing Outside Auditor since June 2003. He became Director of the Kobe Customs, the Ministry of Finance in June 1985, and Finance Minister’s Secretariat Councilor for the International Finance Bureau in June 1986. He became Director of Finance Corporation of Local Public Enterprise in October 1988, and President of Osaka Securities Finance Co., Ltd. in June 1991. He has served as Director General of the Commemorative Association for the Japan World Exposition 1970 since July 1996.

Takashi Iwata joined Nidec Corporation as Executive Director in December 2003 after having worked for Matsushita Electric Industrial Co., Ltd. (currently, Panasonic Corporation) since April 1971. Mr. Iwata became General Manager of Corporate Administration & Internal Audit Dept. in April 2004, a Member of the Board of Director in June 2004, Vice President in June 2008, and a Corporate Auditor in June 2009.

Susumu Ono started his career as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1974, and was seconded to the Ministry of Foreign Affairs to serve as First Secretary at the Japanese Embassy in the People’s Republic of China. Mr. Ono returned to his work as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1988, became Deputy General Manager of the Office’s Criminal Investigations Department in April 1995, and General Manager of the Criminal Investigations Department of the Kyoto District Public Prosecutor’s Office in July 1996, and General Manager of the General Affairs Department of the Osaka District Public Prosecutor’s Office in April 1998. Mr. Ono became a registered attorney in May 1999, and has been serving as Nidec Corporation’s Corporate Auditor since June 2007.

Chihiro Suematsu was appointed to serve as an Outside Corporate Auditor in June 2010. Mr. Suematsu joined McKinsey and Company in November 1985, was appointed to serve as Representative Director and President of Advanced Consulting Network, Inc. in November 1988, and became an Assistant Professor at Kyoto University Graduate School of Economics in April 2001. Mr. Suematsu currently serves as a Professor at Kyoto University Graduate School of Management (Doctor of Economics) and Graduate School of Economics (Doctor of Economics), and an Outside Member of the Board of Directors of Zero-Sum, Ltd.

Kiichiro Kobayashi was appointed to serve as an Outside Corporate Auditor in June 2010. Mr. Kobayashi joined Mitsukoshi, Ltd. in April 1980, became a Senior Researcher at Mitsubishi Research Institute, Inc. in March 1989, and completed his doctoral program at Keio University Graduate School of Business Administration (Ph.D.) in September 1996. Mr. Kobayashi then became a Visiting Scholar at Harvard Business School in April 1997, a Full-time Lecturer at Keio University Graduate School of Business Administration in April 1998, and an Assistant Professor in April 2000. Mr. Kobayashi currently serves as a Professor at Keio University.

The following table provides information about our Executive Officers as of the date of this annual report.

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2010	Percentage of common stock outstanding as of March 31, 2010
				(in thousands)
Norimasa Goto	Senior Vice President	March 1, 1947	June 2011	1	*
Seiichi Hattori	Senior Vice President	December 30, 1953	June 2011	20	*
Tsuyoshi Takahashi	Senior Vice President	August 10, 1945	June 2011	0	*
Seizaburo Kawaguchi	Senior Vice President	October 27, 1953	June 2011	21	*
Kiyoyoshi Takegami	Senior Vice President	December 28, 1954	June 2011	49	*
Seiichi Takeda	Vice President	March 3, 1950	June 2011	—	*
Toshihiko Miyabe	Vice President	June 16, 1958	June 2011	4	*
Hitoshi Tatsuno	Vice President	January 8, 1959	June 2011	5	*
Kuniyasu Tampo	Vice President	January 21, 1960	June 2011	8	*
Hitoshi Inoue	Vice President	December 24, 1952	June 2011	1	*
Mitsuru Tsuyoshi	Vice President	November 1, 1949	June 2011	1	*
Chiaki Sano	Vice President	November 2, 1948	June 2011	—	*

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2010	Percentage of common stock outstanding as of March 31, 2010
				(in thousands)
Osamu Narumiya	Vice President	August 6, 1951	June 2011	0	*
Takeaki Ishii	Vice President	March 30, 1959	June 2011	—	*
Takuo Yasui	Vice President	June 19, 1959	June 2011	9	*
Nobuyuki Machii	Vice President	January 4, 1949	June 2011	0	*
Toshinari Sato	Vice President and Chief Information Officer	May 30, 1956	June 2011	—	*

Note:

(1)	“—” represents no beneficial ownership in any Nidec shares, and “0” represents beneficial ownership in more than 0 but less than 1,000 shares.
(2)	The asterisk represents beneficial ownership of less than 1%.

Norimasa Goto

Senior Vice President

Supervising DCM (direct current motor) and Fan business

Representative Director and Chairman, Nidec (New Territories) Co., Ltd.

Member of the Board and Vice Chairman, Nidec (Dalian) Limited, Nidec (Dongguan) Limited and Nidec Vietnam Corporation

Seiichi Hattori Senior Vice President In charge of supervising sales departments Director and Chairman, Nidec Singapore Pte. Ltd. Representative Director and Chairman, Nidec (H.K.) Co., Ltd.
Tsuyoshi Takahashi Senior Vice President Assisting SPM business operations, In charge of supervising SPM Business Development Technology General Manager, Central Technical Laboratory
Seizaburo Kawaguchi Senior Vice President In charge of supervising pivot business operations Member of the Board, Chairman, CEO, and President, Nidec Brilliant Co., Ltd.
Kiyoyoshi Takegami Senior Vice President Representative Director and Chairman, Nidec Bearing (Zhejiang) Corporation Vice Chairman and President, Nidec (Zhejiang) Corporation

Seiichi Takeda Vice President Member of the Board and Executive Vice President, Nidec Motors & Actuators
Toshihiko Miyabe Vice President Representative Director and President, Nidec Philippines Corporation
Hitoshi Tatsuno Vice President Representative Director and President, Nidec (Dalian) Limited
Kuniyasu Tampo Vice President Representative Director and President, Nidec Electronics (Thailand) Co., Ltd. Director and President, Nidec Bearing (Thailand) Co., Ltd.
Hitoshi Inoue Vice President General Manager, Shiga Technical Center

Mitsuru Tsuyoshi

Vice president

Director and President, Nidec (H.K.) Co., Ltd.

Representative Director and President, Nidec Taiwan Corporation

Representative Director and President, Nidec (Shanghai) International Trading Co., Ltd.

Representative Director and President, Nidec (New Territories) Co., Ltd.

Chiaki Sano Vice President In charge of supervising Finance Dept.
Osamu Narumiya Vice President In charge of supervising General Affairs Dept, Tokyo Office General Manager, Risk Management Office
Takeaki Ishii Vice President General Manager, Human Resources Dept.
Takuo Yasui Vice President General Manager, Accounting Dept.
Nobuyuki Machii Vice President General Manager, Nagano Technical Center

Toshinari Sato Chief Information Officer (CIO) In charge of supervising System Processing Dept.

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for not more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors, who have the authority individually to represent us. The Board of Directors may also elect one Chairman of the Board of Directors, one President, one or more Executive Vice Presidents, First Senior Vice Presidents, Senior Vice Presidents and Vice Presidents. Shigenobu Nagamori is the Representative Director, President and Chief Executive Officer. Hiroshi Kobe is the Representative Director, Executive Vice President and Chief Operating Officer, and Masuo Yoshimatsu is a Member of the Board, Senior Vice President and Chief Financial Officer. Our Executive Officers serve at the discretion of the Board of Directors.

Corporate Auditors

Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have five Corporate Auditors: Hideo Asahina, Takashi Iwata, Susumu Ono, Chihiro Suematsu and Kiichiro Kobayashi. The Corporate Auditors may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has never been a director, officer or employee of us or any of our subsidiaries at any time prior to their election as a Corporate Auditor. Corporate Auditors are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms.

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

No family relationship exists among any of our directors, corporate auditors and executive officers. None of our directors, corporate auditors or executive officers is party to a service contract with us that provides for benefits upon termination of employment.

B. Compensation.

The aggregate compensation paid, including bonuses, and benefits in kind granted, but excluding retirement allowances paid by us to our Directors and Corporate Auditors as a group during the year ended March 31, 2010 was ¥2,140 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2010, no retirement payments were made.

C. Board Practices.

The information required by this item is set forth in Items 6.A and 6.B of this annual report.

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2008	2009	2010
Japan	8,909	8,918	8,758
North America	1,052	731	853
Asia (other than Japan)	86,162	66,143	84,870
Europe	774	782	2,001

Total	96,897	76,574	96,482

Note:	The number of employees increased by 19,908 as of March 31, 2010 compared with March 31, 2009 mainly due to increased production by existing production sites to meet increased demand overseas.

Japan

In Japan, as of March 31, 2010, we had 8,758 employees. Of these employees, 4,032 employees were engaged in manufacturing operations, 1,500 in research and development and 1,475 in sales activities.

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

Overseas

As of March 31, 2010, we had 87,724 employees overseas. Of these employees, 78,287 employees were engaged in manufacturing operations, 275 in research and development and 597 in sales activities.

No material strikes or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

E. Share Ownership.

The information required by this item is set forth in Items 6.A and 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2010, there were 145,075,080 shares of our common stock outstanding held by 22,776 shareholders of record. According to our shareholders of record, as of March 31, 2010, the following persons are our largest shareholders:

	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding (excluding treasury stock)
Shigenobu Nagamori*	20,067	14.4%
The Master Trust Bank of Japan, Ltd. (trust account)	10,732	7.7%
Japan Trustee Services Bank, Ltd. (trust account)	10,550	7.5%
The Bank of Kyoto, Ltd.	5,927	4.2%
The Dai-Ichi Mutual Life Insurance Company	4,415	3.1%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.**	3,514	2.5%
Nippon Life Insurance Company	3,371	2.4%
Meiji Yasuda Life Insurance Company	3,188	2.2%
Moxley And Co.	2,229	1.6%

*:	As of March 31, 2010, Mr. Shigenobu Nagamori, our CEO, directly held of record 8.5% and, indirectly through S.N. Kohsan, an entity indirectly wholly owned by Mr. Nagamori, held of record 3.9% of our outstanding shares. Mr. Nagamori’s immediate family member held an additional 1.8% of our outstanding shares as of the same date.
**:	According to a beneficial ownership report on Schedule 13G filed with the U.S. Securities and Exchange Commission by Mitsubishi UFJ Financial Group, Inc., or MUFG, the parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on February 10, 2010, MUFG and its consolidated subsidiaries, including BTMU, beneficially owned an aggregate of 6.7% of the outstanding shares of our common stock, including 2.5% beneficially owned by BTMU, as of December 31, 2009. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2010, there were 161 shareholders of record with addresses in the United States who held 21,322,683 shares, representing approximately 15.3% of our outstanding common stock (excluding treasury stock) as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons, severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of us.

B. Related Party Transactions.

We and certain entities over which some members of management exercise significant influence had, and expect to have in the future, entered into transactions in the ordinary course of business. As summarized in the table below, for the fiscal years ended March 31, 2008, 2009 and 2010, our transactions with such entities were conducted on an arms length basis and, except for our loan to S.N. Kohsan during the fiscal year ended March 31, 2009, which is described below, had no material impact on our consolidated financial position, results of operations or liquidity.

	Yen in million			U.S. dollars in thousands
	For the year ended March 31
	2008	2009	2010	2010
S.N. Kohsan*[1]	¥(3)	¥(3)	¥(3)	$(32)
Green Kohsan*[1]	(10)	(12)	(12)	(129)
Hamaguchi Denki Seisakusho*[1]	(21)	(14)	(44)	(473)
Hamaguchi Denki Seisakusho*[2]	¥6	¥4	¥4	$43

Notes:

*1:	Total amount paid by us
*2:	Total amount paid to us

For the fiscal years ended March 31, 2008, 2009 and 2010, we entered into service transactions with S.N. Kohsan, an entity indirectly owned by Mr. Nagamori, our President and Chief Executive Officer (“CEO”), involved in asset management, where S.N. Kohsan provided restaurant services at the time to entertain our customers. We paid a total of approximately ¥3 million for the services for each of the fiscal years.

For each of the same three-year periods, Nidec-Shimpo Corporation, our wholly owned subsidiary, paid a total of approximately ¥10 million, ¥12 million and ¥12 million, respectively, to Green Kohsan, an entity wholly owned by Mr. Nagamori, under their lease agreement for office equipment.

In addition, we purchased iron cores from Hamaguchi Denski Seisakusho Co., Ltd., in which one of our directors, Mr. Yasuo Hamaguchi, directly and indirectly holds an ownership interest, for a total of approximately ¥21 million, ¥14 million and ¥44 million for the iron cores, and sold materials to Hamaguchi Denki Seisakusho for a total of approximately ¥6 million, ¥4 million and ¥4 million, for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

In addition, we entered, and expect to enter in the future, into various manufacturing, sales and purchase transactions with our affiliates, most of which involve the production of components or products that we sell.

Loan to S.N. Kohsan

In December 2008, we advanced a loan of ¥14,500 million to S.N. Kohsan, a company indirectly owned by the CEO. The loan was guaranteed by the CEO and collateralized by a pledge of 4,500,000 of the CEO’s shares in us. The loan had a term of 5 years and accrued interest quarterly at an annual rate of 2.4%. The loan was repaid in full on February 17, 2009, shortly after we and the CEO determined that the loan was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. S.N. Kohsan obtained the funds to repay the loan through the sale of a total of 3,356,000 of its shares in us through the J-NET and on the Osaka Securities Exchange. Of these shares, 2,917,800 were purchased by us through the J-NET for a total of ¥12,867 million. A special committee of our Board of Corporate Auditors conducted an independent investigation of this matter with the assistance of independent counsel and concluded that the failure to comply with Section 402 was inadvertent. We voluntarily brought this matter to the attention of the SEC. The Division of Enforcement of the SEC advised us that it was conducting an informal inquiry into the issue, and we cooperated fully with the informal inquiry. We have subsequently been advised by the Staff of the Division of Enforcement that its investigation has been concluded and that the Staff will not recommend that enforcement proceedings be commenced.

For further information related to the loan, see “Item 3.D Risk Factors—We have experienced and may in the future experience difficulties implementing effective internal controls over financial reporting,” Form 4.B “Legal Proceedings” and “Item 15 Controls and Procedures.”

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in “Item 4.B. Information on the Company—Business Overview—Legal Proceedings.”

Dividend Policy

We generally pay cash dividends twice per year. Our Board of Directors resolves a year-end dividend to be paid following the end of each fiscal year. If approved by resolution of our Board of Directors, the dividend is paid to holders of record as of the immediately preceding March 31. In addition to year-end dividends, we may pay interim dividends in the form of cash distributions from our retained earnings to our shareholders of record as of September 30 in each year by resolution of our Board of Directors. If paid, the interim dividend is generally paid in December and the year-end dividend is generally paid in June.

Based on the viewpoint that “shareholders own the company,” we aim to maximize shareholder value by achieving higher growth, profit and stock prices over the long-term with a vision that enables us to effectively respond to the constantly changing business environment. We seek to distribute our profits to shareholders through regular dividend payments, and aim to further increase our dividend payments to around 30% of our consolidate net income, subject to future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

Reserves are used to strengthen our management structure and expand our business to improve profitability.

Our Board of Directors has determined the year-end dividend to be ¥40.0 per share for the fiscal year ended March 31, 2010. As a result, together with the interim dividend of ¥25.0 per share, the full-year dividend for the fiscal year is expected to be ¥65.0 per share, an increase of ¥5.0 from the fiscal year ended March 31, 2009. The dividend payout ratio, which is obtained by dividing the dividend declared for the year by net income attributable to Nidec Corporation, for this fiscal year is expected to be approximately 17%.

The following table sets forth the year-end and interim dividends paid to holders of record of our common stock for each of the record dates shown. Yen per share dividend amounts are translated solely for your convenience into U.S. dollars at the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York on the dividend payment date.

Record date	Dividends per share
	Yen		U.S. dollar
September 30, 2005	¥12.5	*	$0.104
March 31, 2006**	20.0		0.173
September 30, 2006	20.0		0.172
March 31, 2007	25.0		0.206
September 30, 2007	25.0		0.224
March 31, 2008	30.0		0.280
September 30, 2008	30.0		0.325
March 31, 2009	30.0		0.304
September 30, 2009	25.0		0.278
March 31, 2010	¥40.0		$0.434

*	A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. The dividend per share have been accordingly adjusted to reflect the effect of the stock split.
**	Our Board of Directors recommended the dividend to be paid, which recommendation was then approved by shareholders at the general meeting of shareholders in June 2006. Under the Company Law of Japan (which replaced the Commercial Code in May 2006), however, our Board of Directors may, except in certain circumstances, pay dividends without shareholder approval.

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the temporary rate of 7% (applicable until December 31, 2011) or standard rate of 15% (applicable on January 1, 2012 and thereafter). Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders are generally subject to a maximum withholding rate of 10%. If the applicable tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable due to the so-called preservation doctrine.

For more information, see “Item 10.D. Additional Information—Exchange Controls” and Item “10.E. Additional Information—Taxation.”

B. Significant Changes.

Other than as described in this Annual Report, we are not aware of any significant change in our financial position since March 31, 2010, the date of our last audited financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Osaka Securities Exchange, Co., Ltd. and the First Section of the Tokyo Stock Exchange, Inc. ADSs, each representing one-fourth of one share of our common stock, are quoted on the New York Stock Exchange under the symbol, “NJ”.

The following table sets forth, for the periods indicated, the closing high and low sales prices per share of our common stock on the Osaka Securities Exchange, and the closing high and low sales prices per ADS of our ADSs on the New York Stock Exchange:

	Price Per Share of Common Stock on Osaka Securities Exchange		Price Per ADS on New York Stock Exchange
	High	Low	High	Low
Year ended March 31,
2006	¥10,930	¥5,735	$23.32	$13.01
2007	9,660	7,030	20.82	15.28
2008	8,730	6,080	19.73	14.11
2009	8,260	3,340	19.47	8.87
First Quarter	8,260	6,280	19.47	16.12
Second Quarter	7,920	6,380	18.13	14.69
Third Quarter	6,500	3,340	15.43	8.87
Fourth Quarter	4,710	3,550	12.81	9.70
2010
First Quarter	6,140	4,350	15.84	11.33
Second Quarter	7,390	5,780	20.39	15.64
Third Quarter	8,540	6,640	23.41	18.78
Fourth Quarter	10,030	8,480	27.36	23.13
Calendar period
December 2009	8,540	7,700	23.41	22.10
January 2010	9,170	8,480	24.89	23.13
February 2010	8,910	8,480	24.99	23.58
March 2010	10,030	8,800	27.36	24.80
April 2010	10,050	9,420	27.07	25.19
May 2010	¥9,410	¥7,800	$25.98	$21.76

B. Plan of Distribution.

Not applicable.

C. Markets.

The information required by this item is set forth in “— A. Offer and Listing Details”.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as Exhibit 1.1 to this annual report, provides our corporate objects and purposes, including:

•	manufacture, sales and development of electric, electronic, precision, industrial and other equipment, machines, drives, components and other products,

•	insurance agent business,

•	sales, purchase, lease, brokering, and management of moveable and real property, and

•	travel agent and advertising businesses.

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

General

Our authorized share capital is 480,000,000 shares, of which 145,075,080 shares were issued and outstanding as of March 31, 2010.

On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bond, Stocks, etc. (including regulations promulgated thereunder, the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, became subject to the new central clearing system. On the same day, all existing share certificates for such shares became null and void. At present, Japan Securities Depository Center, Inc., or “JASDEC”, is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments firms (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

Under the Company Law and the Book-Entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, except in limited circumstances. Under the new clearing system, such registration is made upon our receipt of necessary information from JASDEC. See “—Share Registrar” and “—Record Date” below.

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

The amount of Surplus at any given time shall be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A”	=	the total amount of ‘other capital surplus’ and ‘other retained earnings’, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year;

“B”	=	(if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

“C”	=	(if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D”	=	(if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E”	=	(if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F”	=	(if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed; and

“G”	=	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the amount set aside in our additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.

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

For information as to Japanese taxes on dividends, see “—E. Taxation—Japanese Taxation.”

Capital and Reserves

When we issue new shares, the entire amount of cash or other assets paid or contributed by subscribers for those new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the amount of such cash or assets as additional paid-in capital by resolution of the Board of Directors.

We may reduce our additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders, and in the case of reduction of additional paid-in capital and if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition we may reduce our Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

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

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. See “—American Depositary Receipts”.

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

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the American Depositary Shares, or ADSs. Each ADS will represent an ownership interest in one-fourth of a share of our common stock deposited with the custodian, as agent of the depositary, under the deposit agreement among us, the depositary and you as an ADS holder. Each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed to ADS holders. Your ADSs will be evidenced by what are known as American depositary receipts or ADRs. The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58 New York, NY 10005.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADS holder. If you hold the ADSs through your broker or financial institution nominee, your must rely on the procedures of such broker or financial institution to assert the rights of an ADS holder. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you will have to rely on it to exercise your rights as a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs governed by New York Law.

For more information on the ADSs, see the deposit agreement and the form of ADR filed and amended as attached as exhibits to the registration statements on Form F-6 filed with the SEC on September 7, 2001, December 12, 2003 and June 13, 2007. See “—H. Documents on Display”.

For a description of the fees relating to the ADSs, see “Item 12D.—American Depositary Shares”.

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

On June 16, 2010, the closing price of our shares on the Osaka Securities Exchange was ¥8,810 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs are issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs. For additional information regarding our ADSs, see “—American Depositary Receipts”.

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

Notwithstanding the foregoing, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced rate of tax for dividends received before January 1, 2011 by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and Nidec if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

United States Federal Income Taxation

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules as discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Nidec out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Absent legislation by Congress, for taxable years beginning after December 31, 2010, qualified dividend income will be taxable to you at the applicable ordinary income tax rates. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our shares or ADSs will constitute ordinary dividend income.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate, which applies through December 31, 2010. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

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

PFIC Rules

Nidec believes that its shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Nidec were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable, through December 31, 2010, to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if Nidec were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from Nidec will not be eligible for the special tax rates applicable to qualified dividend income if Nidec is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

If we purchase our listed shares by way of a tender offer for the purpose of cancellation with retained earnings, the selling shareholders (both individuals and corporations) are in general required to recognize (i) a deemed dividend corresponding to a price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(iv) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholder’s level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1)(i) of the same law. On the other hand, no deemed dividend is required to be recognized if we purchase our shares at/through the stock market due to the difficulty of identifying each shareholder sold our shares (Article 24(1)(iv) of the Japanese Corporation Tax Law and Article 23(1)(iv) of the Japanese Corporation Tax Law Enforcement Order). When shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled are not subject to the deemed dividend taxation.

Unless otherwise provided for in applicable tax treaties, conventions or agreements reducing the maximum rate of withholding tax, under Japanese taxation law, the withholding rate applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable during the period from January 1, 2004 through December 31, 2011 (2009 tax legislation extended this period). 15% withholding rate will apply thereafter. Notwithstanding the 7% or 15% withholding rate periods above, 20% withholding rate applies to dividends paid to any individual shareholder who holds 5% or more of the outstanding shares (Please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1) and (2) of the Japanese Special Tax Measures Law for these withholding rates). Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is generally promulgated as 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the tax treaty between the United States and Japan (the “Treaty”) of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends (those declared on or after July 1, 2004) is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the Treaty, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar changes are made to the tax treaty between the United Kingdom and Japan which is applicable to dividends declared on or after January 1, 2007 due to the renewal of the tax treaty. The tax treaty between France and Japan was also renewed effective from January 1, 2008 under which the standard treaty withholding rate for portfolio investors on dividends was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan was also renewed and 10% standard treaty withholding rate for portfolio investors on dividends is applicable to dividends declared on or after January 1, 2009. Furthermore, renewal of two tax treaties is currently scheduled (the one between the Netherlands and Japan, and the one between Switzerland and Japan) under which the standard treaty withholding rate for portfolio investors on dividends will be reduced from 15% to 10%. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine under Article 1(2) of the Treaty, and/or under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

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

Foreign currency exchange rate risk

Transaction risk

A significant portion of our business is conducted in currencies other than the Japanese yen, most significantly the U.S. dollar. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, we generally have had a significant net long U.S. dollar position. To the extent that there are any open foreign currency, which will most likely be U.S. dollar-denominated positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the relevant period. Foreign exchange gains and losses represent the differences between the value of monetary assets and liabilities when they are originated at exchange rates when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

Translation risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan that are subject to fluctuations in foreign currency exchange rates. Our assets and liabilities that are outside Japan are primarily located in Singapore, Thailand, the Philippines and China. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. Translation gains and losses arising from changes in the value of the reporting currency relative to the functional currencies of the underlying operations are recorded outside of our statement of operations in other comprehensive income until we dispose of or liquidate the relevant foreign operation.

Foreign currency risk management

As our investments in foreign subsidiaries with a functional currency other than the Japanese yen are generally considered long-term, we do not hedge these investments.

From time to time we utilize foreign currency forward contracts and foreign currency options derivative instruments to manage exposure to exchange rate volatility for accounts payable, accounts receivable and anticipated transactions denominated in foreign currencies. However, we do not use instruments with leverage, nor exotic options, to mitigate market risk. Changes in the fair values of our foreign exchange forward contracts and options are recognized as gains and losses on derivative instruments within our results of operations. The table below sets forth the aggregate contract amounts and weighted-average contracted forward rates for annual maturities of the foreign exchange forward contracts as of March 31, 2010.

Foreign currency derivatives at March 31, 2010

	Maturity date
	For the year ending March 31
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Foreign Exchange Forward Contracts
Sell U.S. dollars (Buy Yen)
Contract amounts (yen in millions)	¥123	—	—	—	—	—	¥123	¥(2)
Weighted-average contracted forward Rate (yen per U.S.$1)	91.74	—	—	—	—	—	91.74

Interest rate risk

We have long-term receivables and debt, with fixed and variable rates. We enter into interest rate swaps and other contracts to reduce our market risk exposure from changes in interest rate and to stabilize the fair values and cash flows of our receivables and debts. Nonetheless, our receivables and debt obligations subject us to market fluctuations in interest rates.

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

Interest rate risk at March 31, 2010

	Maturity date
	For the year ending March 31
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(Yen in millions except percentages)
Long-term Loan Receivable
Fixed Rate
Principal cash flows	2	133	104	50	36	30	355	360
Weighted-average interest rate	2.37%	1.92%	1.72%	1.65%	0.84%	0.31%	1.58%
Floating Rate
Principal cash flows	0	0	0	1	1	1	3	3
Weighted-average interest rate	1.51%	1.78%	2.09%	2.41%	2.73%	3.30%	2.62%
Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	319	24	30	33	33	198	637	575
Weighted-average interest rate	1.45%	0.39%	0.32%	0.29%	0.28%	0.36%	0.90%
Floating Rate (long-term loan)
Principal cash flows	1	0	0	0	1	2	4	4
Weighted-average interest rate	0.54%	1.90%	2.22%	2.53%	2.85%	3.54%	2.55%

	Maturity date
	For the year ending March 31
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Interest Rate Currency Swaps
Fixed rate payments
Principal cash flows (THB)	24	24	—	—	—	—	48	(0)
Notional amounts	24	24	—	—	—	—	48
Weighted-average interest rate	6.65%	6.65%	—	—	—	—	6.65%
Floating rate receivables
Principal cash flows (JPY)	24	24	—	—	—	—	48
Notional amounts	24	24	—	—	—	—	48
Weighted-average interest rate	1.04%	0.83%	—	—	—	—	0.93%

Equity security price risk

We hold available-for-sale securities and held-to-maturity securities that are included in our marketable securities. At March 31, 2009, the fair value of available-for-sale securities and held-to-maturity securities were ¥12,131 million and ¥201 million, respectively. At March 31, 2010, the fair value of available-for-sale securities and held-to-maturity securities were ¥16,564 million and ¥200 million, respectively.

If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2010 would be ¥1,656 million.

For further information relating to marketable securities, see Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Application of Critical Accounting Policies — Other-than-temporary Losses on Marketable Securities” and Note 10 to our consolidated financial statements included in this annual report.

Item 12. Description of Securities Other Than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Fees and charges payable by ADS holders

According to our Deposit Agreement with the ADS depositary, J.P. Morgan Chase Bank, or the Depositary, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below.:

Category	Depositary Actions	Associated Fee
Depositing or substituting underlying shares

Acceptance of shares deposited, and issuance of ADSs against deposits of shares, including deposits and issuances in respect of:

•    Share distributions, stock split, rights, and merger

•    Exchange of shares or any other transaction or event or other distribution affecting the ADSs or the deposited securities

US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Selling or exercising rights	Distribution or sale of shares, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such shares	US$5.00 for each 100 ADSs (or portion thereof)

Withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited shares	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	US$2.50 per ADS

Category	Depositary Actions	Associated Fee
Expenses of the depositary

Expenses incurred on behalf of holders in connection with:

•   Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•   The Depositary’s or its custodian’s compliance with applicable law, rule or regulation

•   Stock transfer or other taxes and other governmental charges

•   Cable, telex, facsimile transmission and delivery

•   Expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•   Any other charge payable by the Depositary or its agents

Expenses payable at the sole discretion of the Depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

Fees and Payments made by the Depositary to the Issuer

The Depositary has agreed to reimburse certain reasonable company expenses related to our ADR Program and incurred by us in connection with the Program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the Depositary collects from investors. Under certain circumstances, including where the ADR Program is terminated prior to December 31, 2011, we are required to repay to the Depositary the amounts reimbursed in prior periods. For the calendar year ended December 31, 2009, the Depositary has agreed to reimburse an aggregate of US$50,000 to us consisting of US$12,000 of investor relations expenses and US$38,000 of New York Stock Exchange listing fees.

For more information on our ADR Program, see “Item 10. B. Additional Information — Memorandum and Articles of Association”.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of March 31, 2010. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2010, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Based on this assessment, management determined that we maintained effective internal control over financial reporting as of March 31, 2010.

Our independent registered public accounting firm, Kyoto Audit Corporation, has audited the effectiveness of our internal control over financial reporting as of March 31, 2010, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In addition, during the year management continued to enhance and improve certain other policies and procedures including developing and providing comprehensive Company-wide training on U.S. securities law applicable to foreign private issuers, enhanced training related to U.S. GAAP and a comprehensive review of all policies and procedures to add clarity, references and additional alignment with financial reporting standards. As a result, a significant deficiency identified as of March 31, 2009 with respect to the related party loan discussed in “Item 7.B. Major Shareholders and Related Party Transactions. — Related Party Transactions. — Loan to S.N. Kohsan” above does not exist as of March 31, 2010.

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

We have adopted a written code of ethics for our chief executive officer, chief financial officer, chief accounting officer and other senior officers, which was enacted on May 1, 2003 and updated on June 6, 2009. Our code of ethics is attached as Exhibit 11 to this annual report.

Item 16C.	Principal Accountant Fees and Services.

Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees

The following table presents the aggregate fees for professional services and other services rendered by Kyoto Audit Corporation, a cooperating firm of PricewaterhouseCoopers, and by member firms of the PricewaterhouseCoopers network to us in fiscal years ended March 31, 2009 and 2010.

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31,		For the year ended March 31, 2010
Type of Fee	2009	2010
Audit Fees(1)	¥814	¥738	$7,932
Audit Related Fees(2)	5	0	0
Tax Fees(3)	27	32	344
All Other Fees(4)	14	6	64

Total	¥860	¥776	$8,340

(1)	Audit fees consist of fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. This includes fees for audits of employee benefit plans, due diligence related to mergers and acquisitions, attestations that are not required by statute or regulation, and consulting on financial accounting and reporting standards.
(3)	Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.
(4)	All other fees include fees for products and services provided other than the services reported above.

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

In the fiscal year ended March 31, 2010, the Board of Corporate Auditors approved some of the services relating to “Audit Related Fees” set forth above pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X , which services related to less than 0.1% of Total fees.

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

-	the Board of Corporate Auditors has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases.

The following table sets forth information concerning purchases made by us during the fiscal year ended March 31, 2010.

	Shares	Yen	Shares	Shares
	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
2009
April 1 – 30	176	¥4,936	—	—
May 1 – 31	152	5,085	—	—
June 1 – 30	100	6,020	—	—
July 1 – 31	107	5,974	—	—
August 1 – 31	71	6,770	—	—
September 1 – 30	—	—	—	—
October 1 – 31	44	7,370	—	—
November 1 – 30	187	7,712	—	—
December 1 – 31	205	8,075	—	—
2010
January 1 – 31	64	8,707	—	—
February 1 – 28	87	8,691	—	—
March 1 – 31	342	9,630	—	—

Total	1,535	¥7,422	—	—

Note:	All of the purchases shown above were purchases from holders holding shares constituting less than a whole unit, which is 100 shares, in response to such holders’ request for us to purchase less-than-one-whole-unit shares pursuant to our articles of incorporation.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Companies listed on the New York Stock Exchange, or the “NYSE”, must comply with certain listing standards regarding corporate governance under the NYSE’s Listed Company Manual, or the “NYSE Corporate Governance Standards”. Listed companies that are foreign private issuers, such as us, however, are permitted, with certain exceptions, to follow home country practices in lieu of the NYSE Corporate Governance Standards. Our corporate governance practices, which comply with Japanese laws, regulations and stock exchange rules, and the NYSE Corporate Governance Standards followed by U.S. listed companies have the following significant differences:

Director Independence

A company listed on the NYSE must have a majority of directors that meet the independent requirements under Section 303A of the NYSE’s Listed Company Manual. The Company Law (Law No.86, 2005) of Japan, or the “Company Law,” does not require Japanese companies with boards of corporate auditors, such as us, to have a director who is independent as defined in the NYSE Corporate Governance Standards, on their boards of directors.

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

Code of Business Conduct and Ethics

A company listed on the NYSE must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors and executive officers. Under the Company Law, the Financial Instruments and Exchange Law of Japan and applicable stock exchange rules, we are not required to adopt or disclose such code of business conduct and ethics. However, we maintain and disclose as an exhibit to our annual report on Form 20-F the relevant sections of, a “Nidec Code of Ethics,” which we believe is consistent with the code of ethics described under Section 406 of the U.S. Sarbanes-Oxley Act of 2002.

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

Item 18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation)

1.2	Share Handling Regulations of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009.)

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

2.1

Form of Deposit Agreement among Nidec Corporation, JP Morgan Chase Bank, N.A. (formerly, Morgan Guaranty Trust Company of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13896) filed on September 7, 2001, as amended by Post-Effective Amendment No.1 to the Registration Statement on Form F-6 on December 12, 2003.)

4.1

Loan Agreement, dated December 3, 2008, between Nidec Corporation and S.N. Kohsan (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009.)

4.2	Share Exchange Agreement, dated April 26, 2010 between Nidec Corporation and Nidec Servo Corporation

8.1	Subsidiaries of Nidec Corporation

11.1	Code of Ethics (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009.)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

NIDEC CORPORATION

By:	/s/ Shigenobu Nagamori
Name:	Shigenobu Nagamori
Title:	President, Chief Executive Officer and Representative Director

Date: June 23, 2010

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation)

1.2	Share Handling Regulations of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009.)

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

2.1

Form of Deposit Agreement among Nidec Corporation, JP Morgan Chase Bank, N.A. (formerly, Morgan Guaranty Trust Company of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13896) filed on September 7, 2001, as amended by Post-Effective Amendment No.1 to the Registration Statement on Form F-6 on December 12, 2003.)

4.1

Loan Agreement, dated December 3, 2008, between Nidec Corporation and S.N. Kohsan (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009.)

4.2	Share Exchange Agreement, dated April 26, 2010 between Nidec Corporation and Nidec Servo Corporation

8.1	Subsidiaries of Nidec Corporation

11.1	Code of Ethics (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009.)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

NIDEC CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Note 2 to the consolidated financial statements, NIDEC Corporation retrospectively adopted the FASB Accounting Standards Codification™ (ASC) 810, “Consolidation” on April 1, 2009 and prepared the consolidated financial statements based upon this accounting standard.

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

/s/    Kyoto Audit Corporation

Kyoto, Japan

June 23, 2010

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Current assets:
Cash and cash equivalents	¥200,966	¥123,309	$1,325,333
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥717 million on March 31, 2009 and ¥398 million ($4,278 thousand) on March 31, 2010:
Notes	11,663	10,968	117,885
Accounts	111,548	151,430	1,627,580
Inventories	57,475	69,503	747,023
Other current assets	20,364	19,673	211,446

Total current assets	402,016	374,883	4,029,267

Marketable securities and other securities investments	13,344	17,462	187,683
Investments in and advances to affiliated companies	1,549	614	6,599

	14,893	18,076	194,282

Property, plant and equipment:
Land	39,386	39,605	425,677
Buildings	112,934	127,152	1,366,638
Machinery and equipment	255,887	269,208	2,893,465
Construction in progress	11,835	12,436	133,663

	420,042	448,401	4,819,443
Less—Accumulated depreciation	(230,357)	(247,094)	(2,655,782)

	189,685	201,307	2,163,661

Goodwill	71,060	72,231	776,344
Other non-current assets, net of allowance for doubtful accounts of ¥1,594 million on March 31, 2009 and ¥1,432 million ($15,391 thousand) on March 31, 2010	25,230	26,294	282,609

Total assets	¥702,884	¥692,791	$7,446,163

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Current liabilities:
Short-term borrowings	¥221,342	¥115,467	$1,241,047
Current portion of long-term debt	1,883	1,497	16,090
Trade notes and accounts payable	70,398	109,143	1,173,076
Other current liabilities	24,120	36,158	388,629

Total current liabilities	317,743	262,265	2,818,842

Long-term liabilities:
Long-term debt	2,578	1,745	18,755
Accrued pension and severance costs	15,684	15,542	167,046
Other long-term liabilities	9,192	11,708	125,839

Total long-term liabilities	27,454	28,995	311,640

Commitments and contingencies (Note 23 and 24)
Equity:
Common stock authorized 2009 and 2010: 480,000,000 shares; issued and outstanding:
2009—145,075,080 shares / 2010—145,075,080 shares	66,551	66,551	715,294
Additional paid-in capital	69,162	69,090	742,584
Retained earnings	212,955	257,255	2,764,994
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(26,324)	(29,234)	(314,209)
Unrealized (losses) gains on securities, net of reclassification adjustments	(417)	1,747	18,777
Pension liability adjustments	(723)	(1,033)	(11,103)
Treasury stock, at cost:
2009—5,782,871 shares / 2010—5,784,406 shares	(24,056)	(24,067)	(258,674)

Total Nidec Corporation shareholders’ equity	297,148	340,309	3,657,663
Noncontrolling interests	60,539	61,222	658,018

Total equity	357,687	401,531	4,315,681

Total liabilities and equity	¥702,884	¥692,791	$7,446,163

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Net sales	¥724,361	¥610,803	¥587,459	$6,314,048
Operating expenses:
Cost of products sold	567,679	480,475	436,337	4,689,779
Selling, general and administrative expenses	49,702	51,488	48,067	516,627
Research and development expenses	29,583	26,825	24,713	265,617

	646,964	558,788	509,117	5,472,023

Operating income	77,397	52,015	78,342	842,025

Other income (expense):
Interest and dividend income	2,859	2,536	838	9,007
Interest expense	(2,366)	(1,403)	(702)	(7,545)
Foreign exchange loss, net	(13,218)	(3,683)	(2,968)	(31,900)
Gain (loss) from marketable securities, net	454	(1,305)	52	559
Other, net	(1,037)	(890)	(560)	(6,020)

	(13,308)	(4,745)	(3,340)	(35,899)

Income from continuing operations before income taxes	64,089	47,270	75,002	806,126

Income taxes	(15,858)	(12,475)	(17,519)	(188,295)
Equity in net income (losses) of affiliated companies	39	(48)	(45)	(484)

Income from continuing operations	48,270	34,747	57,438	617,347
Loss on discontinued operations	(1,032)	(3,512)	(1,287)	(13,832)

Consolidated net income	47,238	31,235	56,151	603,515
Less: Net income attributable to noncontrolling interests	(6,082)	(2,882)	(4,190)	(45,035)

Net income attributable to Nidec Corporation	¥41,156	¥28,353	¥51,961	$558,480

	Yen			U.S. dollars
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥288.57	¥215.10	¥379.70	$4.08
Loss on discontinued operations attributable to Nidec Corporation	(4.57)	(17.68)	(6.66)	(0.07)

Net income attributable to Nidec Corporation	284.00	197.42	373.04	4.01

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥280.73	¥211.53	¥379.70	$4.08
Loss on discontinued operations attributable to Nidec Corporation	(4.44)	(17.41)	(6.66)	(0.07)

Net income attributable to Nidec Corporation	276.29	194.12	373.04	4.01

Cash dividends	¥50.00	¥60.00	¥55.00	$0.59

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥41,819	¥30,891	¥52,889	$568,454
Loss on discontinued operations attributable to Nidec Corporation	(663)	(2,538)	(928)	(9,974)

Net income attributable to Nidec Corporation	¥41,156	¥28,353	¥51,961	$558,480

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Yen in millions
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Loan to Share- holder	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥—	¥305,016	¥66,453	¥371,469
Cumulative effect resulting from the adoption of ASC 740				(987)				(987)	—	(987)

Comprehensive income:
Net income				41,156				41,156	6,082	47,238
Other comprehensive income (loss):
Foreign currency translation adjustments					(17,107)			(17,107)	(1,512)	(18,619)
Unrealized losses on securities, net of reclassification adjustment					(2,308)			(2,308)	(817)	(3,125)
Pension liability adjustments					305			305	(113)	192

Total comprehensive income								22,046	3,640	25,686

Exercise of stock option	207,000	380	390					770	—	770
Purchase of treasury stock						(19)		(19)	—	(19)
Dividends paid to shareholders of Nidec Corporation				(7,242)				(7,242)	—	(7,242)
Dividends paid to noncontrolling interests								—	(1,828)	(1,828)
Capital transaction with consolidated subsidiaries and other								—	(79)	(79)

Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥—	¥319,584	¥68,186	¥387,770

Adjustment to apply the measurement date provision of ASC 715, net of tax				(106)	(5)			(111)	(22)	(133)

Comprehensive income:
Net income				28,353				28,353	2,882	31,235
Other comprehensive income (loss):
Foreign currency translation adjustments					(16,091)			(16,091)	(851)	(16,942)
Unrealized losses on securities, net of reclassification adjustment					(1,433)			(1,433)	(772)	(2,205)
Pension liability adjustments					(1,286)			(1,286)	(164)	(1,450)

Total comprehensive income								9,543	1,095	10,638

Conversion of convertible debt	87,588	303	303					606	—	606
Purchase of treasury stock						(23,775)		(23,775)	—	(23,775)
Payment for loan to shareholder							(14,500)	(14,500)	—	(14,500)
Collection of loan to shareholder							14,500	14,500	—	14,500
Dividends paid to shareholders of Nidec Corporation				(8,699)				(8,699)	—	(8,699)
Dividends paid to noncontrolling interests								—	(2,205)	(2,205)
Capital transaction with consolidated subsidiaries and other								—	(6,515)	(6,515)

Balance at March 31, 2009	145,075,080	¥66,551	¥69,162	¥212,955	¥(27,464)	¥(24,056)	¥—	¥297,148	¥60,539	¥357,687

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(continued)

	Yen in millions
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2009	145,075,080	¥66,551	¥69,162	¥212,955	¥(27,464)	¥(24,056)	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income				51,961			51,961	4,190	56,151
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,910)		(2,910)	(211)	(3,121)
Unrealized gains from securities, net of reclassification adjustment					2,164		2,164	581	2,745
Pension liability adjustments					(310)		(310)	104	(206)

Total comprehensive income							50,905	4,664	55,569

Purchase of treasury stock						(11)	(11)	—	(11)
Dividends paid to shareholders of Nidec Corporation				(7,661)			(7,661)	—	(7,661)
Dividends paid to noncontrolling interests							—	(1,197)	(1,197)
Capital transaction with consolidated subsidiaries and other			(72)				(72)	(2,784)	(2,856)

Balance at March 31, 2010	145,075,080	¥66,551	¥69,090	¥257,255	¥(28,520)	¥(24,067)	¥340,309	¥61,222	¥401,531

	U.S. dollars in thousands
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
Balance at March 31, 2009	$715,294	$743,358	$2,288,855	$(295,185)	$(258,556)	$3,193,766	$650,676	$3,844,442
Comprehensive income:
Net income			558,480			558,480	45,035	603,515
Other comprehensive income (loss):
Foreign currency translation adjustments				(31,277)		(31,277)	(2,268)	(33,545)
Unrealized gains from securities, net of reclassification adjustment				23,259		23,259	6,245	29,504
Pension liability adjustments				(3,332)		(3,332)	1,118	(2,214)

Total comprehensive income						547,130	50,130	597,260

Purchase of treasury stock					(118)	(118)	—	(118)
Dividends paid to shareholders of Nidec Corporation			(82,341)			(82,341)	—	(82,341)
Dividends paid to noncontrolling interests						—	(12,865)	(12,865)
Capital transaction with consolidated subsidiaries and other		(774)				(774)	(29,923)	(30,697)

Balance at March 31, 2010	$715,294	$742,584	$2,764,994	$(306,535)	$(258,674)	$3,657,663	$658,018	$4,315,681

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Cash flows from operating activities:
Consolidated net income	¥47,238	¥31,235	¥56,151	$603,515
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	36,334	32,147	29,185	313,682
Amortization	1,638	1,933	1,954	21,002
(Gain) loss from marketable securities, net	(454)	1,305	(52)	(559)
Loss on sales, disposal or impairment of property, plant and equipment	1,636	1,282	1,088	11,694
Deferred income taxes	2,065	1,085	(740)	(7,954)
Equity in net (income) losses of affiliated companies	(39)	48	45	484
Foreign currency adjustments	8,305	2,091	4,036	43,379
Accrual for pension and severance costs, net payments	(1,551)	366	(1,457)	(15,660)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	26	38,041	(32,537)	(349,710)
(Increase) decrease in inventories	(5,575)	11,238	(8,442)	(90,735)
Increase (decrease) in notes and accounts payable	5,949	(46,469)	29,799	320,282
(Decrease) increase in accrued income taxes	(3,601)	(3,631)	5,995	64,435
Other	2,845	(4,440)	5,055	54,330

Net cash provided by operating activities	¥94,816	¥66,231	¥90,080	$968,185

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Cash flows from investing activities:
Additions to property, plant and equipment	¥(35,660)	¥(38,501)	¥(36,608)	$(393,465)
Proceeds from sales of property, plant and equipment	2,010	865	633	6,804
Purchases of marketable securities	(231)	(3,609)	(10)	(107)
Proceeds from sales of marketable securities	2,761	76	94	1,010
Acquisitions of business, net of cash acquired	(2,619)	(756)	(4,396)	(47,248)
Other	(1,942)	(1,448)	(227)	(2,441)

Net cash used in investing activities	(35,681)	(43,373)	(40,514)	(435,447)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(15,123)	153,934	(109,100)	(1,172,614)
Repayments of long-term debt	(3,966)	(2,067)	(1,733)	(18,626)
Redemption of corporate bonds	—	(26,412)	—	—
Proceeds from issuance of new shares	761	—	—	—
Purchases of treasury stock	(19)	(23,775)	(11)	(118)
Payments for additional investments in subsidiaries	(8,043)	(9,286)	(3,152)	(33,878)
Payment for loan to shareholder	—	(14,500)	—	—
Collection of loan to shareholder	—	14,500	—	—
Dividends paid to shareholders of Nidec Corporation	(7,242)	(8,699)	(7,661)	(82,341)
Dividends paid to noncontrolling interests	(1,828)	(2,205)	(1,197)	(12,865)
Other	137	384	75	805

Net cash (used in) provided by financing activities	(35,323)	81,874	(122,779)	(1,319,637)

Effect of exchange rate changes on cash and cash equivalents	(11,787)	(4,575)	(4,444)	(47,764)

Net increase (decrease) in cash and cash equivalents	12,025	100,157	(77,657)	(834,663)
Cash and cash equivalents at beginning of year	88,784	100,809	200,966	2,159,996

Cash and cash equivalents at end of year	¥100,809	¥200,966	¥123,309	$1,325,333

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacture and marketing of i) small precision motors, which include spindle motors for hard disk drives, motors for optical disk drives, small precision fans and other small motors; ii) mid-size motors, which are used in automobiles, various electric household appliances and industrial equipment; iii) machinery, which includes, test systems, measuring equipment, power transmission equipment, factory automation systems, card readers and industrial robots; iv) electronic and optical components, which include camera shutters, camera lens units, switches, trimmer potentiometers, motor driven actuator units, processing and precision plastic mold products; and v) other products, which include auto parts, pivot assemblies, other components and other services. Manufacturing operations are located primarily in Japan and Asia (China, Thailand, the Philippines, Vietnam and Singapore), and sales subsidiaries are primarily located in Asia, Europe and North America.

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

Estimates—

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

(continued)

Basis of consolidation and accounting for investments in affiliated companies—

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

On occasion, NIDEC may acquire additional shares of the voting rights of a consolidated subsidiary or dispose of a part of those shares or a Nidec consolidated subsidiary may issue its shares to third parties. With respect to such transactions, all transactions for changes in a parent’s ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary are recognized as equity transactions.

The FASB Accounting Standards Codification™ (ASC) 810, “Consolidation” (formerly the FASB Interpretation No.46R, “Consolidation of Variable Interest Entities—an interpretation of ARB No.51”) requires the consolidation or disclosure of variable interest entities. During the year ended March 31, 2009, an entity was identified as a variable interest entity in accordance with ASC 810, but NIDEC was not the primary beneficiary and therefore did not consolidate the entity. During the year ended March 31, 2010, NIDEC does not hold any variable interests in a variable interest entity.

Translation of foreign currencies—

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

Cash and cash equivalents—

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Inventories—

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Marketable securities—

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

Derivative financial instruments—

NIDEC employs derivative financial instruments, including interest rate swaps, interest rate currency swaps, and foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivative contracts are marked to market and changes in value, both increases and decreases, are recognized directly in the consolidated statement of income. There are no derivatives designated as hedges or accounted for as hedges under ASC 815, “Derivatives and Hedging” (formerly SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”).

Property, plant and equipment—

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method to reflect the manner in which the machinery is used due to short product cycles and rapid technology changes by the Company and its Japanese subsidiaries, and on the straight-line method for foreign subsidiary companies at rates based on the estimated useful lives of the assets. Estimated useful lives range from 10 to 20 years for most spindle motor factories, from 7 to 47 years for factories to produce other products, 50 years for the head office and sales offices, from 2 to 22 years for leasehold improvements, and from 2 to 15 years for machinery and equipment.

Depreciation expense amounted to ¥36,334 million, ¥32,147 million, and ¥29,185 million ($313,682 thousand) for the years ended March 31, 2008, 2009, and 2010, respectively.

Lease—

NIDEC capitalizes certain leases and related obligations when any of the four criteria are met within the guidance of ASC 840, “Leases” (formerly, SFAS No.13 “Accounting for Leases”. Under ASC840, these leases and related obligations are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Goodwill—

Goodwill represents the excess of the aggregate of: (1) the consideration transferred measured by acquisition-date fair value; (2) the fair value of any noncontrolling interest in the acquiree; and (3) in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree, over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Under ASC 350 “Intangibles—Goodwill and Other” (formerly SFAS No.142 “Goodwill and Other Intangible Assets”), goodwill acquired in business combinations is not amortized but tested annually for impairment. NIDEC tests for impairment at the reporting unit level on January 1st of each year. In addition, NIDEC tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This test is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on discounted future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

Long-lived assets—

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

Revenue recognition—

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Advertising costs—

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥372 million, ¥300 million, and ¥156 million ($1,677 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.

Income taxes—

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

Earnings per share—

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

Other comprehensive income—

NIDEC’s other comprehensive income is primarily comprised of unrealized gains and losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments to recognize pension liabilities associated with NIDEC’s defined benefit pension plans.

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of balance sheets, income and cash flows for the years ended March 31, 2008 and 2009 to conform to the current year presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the NSNK and All Others reporting segments. In addition, as of September 30, 2009, NIDEC discontinued its semiconductor manufacturing equipment business. The results of the semiconductor manufacturing equipment business were previously recorded in the NTSC and All Others reporting segments. The operating results of the discontinued businesses and exit costs with related taxes were recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”).

Accounting Changes

As of September 15, 2009, NIDEC adopted the FASB Accounting Standards Codification™ (ASC) 105, “Generally Accepted Accounting Principles” (formerly Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”). ASC 105 replaces SFAS No. 162 “the Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standards Codification™ as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (other than guidance issued by the SEC). The adoption of ASC 105 had no impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2009, NIDEC adopted ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”) for certain nonfinancial assets and liabilities. FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of ASC 820 for one year for nonfinancial assets and liabilities. The adoption of ASC 820 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

As of April 1, 2009, NIDEC adopted ASC 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”). ASC 805 requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of ASC 805 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity since NIDEC did not acquire any material businesses for the year ended March 31, 2010. Any future impact, however, will depend on the number, size and nature of any business combination transactions that we may complete.

As of April 1, 2009, NIDEC adopted ASC 810, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”). ASC 810 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. ASC 810 also requires all transactions for changes in a parent’s ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

As of June 15, 2009, NIDEC adopted ASC 855, “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of December 15, 2009, NIDEC adopted ASC 715, “Compensation—Retirement Benefits”, (formerly FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”). ASC 715 provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. The adoption of ASC 715 did not have a material impact on Nidec’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Recent Accounting Pronouncements to be adopted in future periods

In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. This accounting standard codified SFAS No.166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”. ASU 2009-16 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets. ASU 2009-16 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of ASU 2009-16 is not expected to have a material impact on its consolidated financial position, results of operations and liquidity.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This accounting standard codified SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. ASU 2009-17 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of ASU 2009-17 is not expected to have a material impact on its consolidated financial position, results of operations and liquidity.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥ 93.04 = U.S. $1, the approximate current exchange rate at March 31, 2010, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2010.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4. Acquisitions and dispositions:

On April 27, 2007, NIDEC acquired 18,203,000 shares (or, 51.7%) of the common stock in Japan Servo Co., Ltd. (“JSRV”), currently Nidec Servo Corporation (“NSRV”), which manufactures and sells motors and motor applied products. Since NIDEC already owned 1,466 shares of NSRV’s common stock prior to April 27, 2007, total shares and purchase price for NSRV were 18,204,466 and ¥4,810 million, respectively. NIDEC recognized goodwill amounting to ¥572 million as a result of this acquisition. During the period between April 27, 2007 and March 31, 2008, NIDEC acquired an additional 3,288,000 shares of NSRV’s common stock, increasing its ownership interest in NSRV to 61.1%. As a result, the number of shares of NSRV’s common stock held by NIDEC totaled 21,492,466, representing a ¥6,611 million purchase price in total, and recognized, goodwill of ¥1,610 million as of March 31, 2008.

On June 13, 2008, NIDEC acquired all of the voting rights of Shanghai Nidec Automotive Electric Motors Limited. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity. In addition, on August 1, 2008, NIDEC acquired an additional 3,500 new shares of Copal Yamada Corporation. NIDEC had already owned 3,000 shares of Copal Yamada Corporation prior to August 1, 2008. As a result, the number of shares of Copal Yamada Corporation’s common shares held by NIDEC became 68.4%. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On March 31, 2009, NIDEC disposed all of the shares of Nidec Nemicon Corporation, its subsidiary. This disposition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

For all of the above acquisitions, consummated prior to March 1, 2009, the total cost of these acquisitions has been allocated to the assets acquired and the liabilities assumed based on their respective fair values at the date of the acquisitions in accordance with SFAS 141, “Business Combinations”.

On August 4, 2009, NIDEC acquired the additional 60.0% of the voting rights of NTN-Nidec (Zhejiang) Corporation, currently Nidec Bearing (Zhejiang) Corporation (“NBCC”), and NTN-Nidec (Thailand) Co., Ltd., currently Nidec Bearing (Thailand) Co., Ltd. (“NBTC”). NIDEC previously owned 40.0% of the voting rights of NBCC and NBTC prior to August 4, 2009. As a result, NIDEC acquired all of the voting rights of NBCC and NBTC. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On January 26, 2010, NIDEC acquired all of the voting rights of the household motor business of Appliances Components Companies S.p.A.. As a result, NIDEC has included Nidec Sole Motor Corporation S.R.L. (“NSMC”) in its scope of consolidation as wholly owned subsidiary of NIDEC. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

On February 26, 2010, NIDEC acquired 864,000 shares (or, 90.0%) of SC WADO Co., Ltd. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

ASC 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”) requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date.

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2008, as if the acquisition of NSRV had occurred on April 1, 2007. The pro forma results for the year ended March 31, 2009 and 2010 are not presented as the adjustments are not material. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

Yen in millions
For the year ended March 31, 2008 (Unaudited)
Pro forma net sales	¥745,006
Pro forma net income	40,684

Yen
Pro forma net income per common share
—basic	¥280.75
—diluted	273.12

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The assets and liabilities assumed upon consolidation for the year ended March 31, 2008 are as follows:

Yen in millions
For the year ended March 31, 2008
NSRV
Cash and cash equivalents	¥2,191
Accounts receivable	9,018
Inventories	4,189
Other current assets	1,201
Property, plant and equipment	6,752
Goodwill	572
Other non-current assets	1,900

Total assets acquired	25,823

Short-term borrowings and current portion of long-term debt	(6,126)
Accounts payable	(5,499)
Other current liabilities	(1,998)
Long-term debt	(619)
Other non-current liabilities	(3,019)

Total liabilities assumed	(17,261)

Non-controlling interest	(3,752)
Purchase price	4,810
Cash acquired	(2,191)

Net cash paid	¥2,619

For purpose of segment disclosure, the goodwill was assigned to each operating segment as follows:

Yen in millions
March 31, 2008
NSRV	¥486
All others	86

¥572

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A summary of the major identified capitalized intangible assets for the purchase of NSRV is as follows.

	Years	Yen in millions
	weighted average amortization period	March 31, 2008
		Gross carrying amounts
Patent rights	8	¥86
Proprietary technology	20	50
Customer relationships	1	6
Other	6	4

Total		¥146

5. Goodwill and other intangible assets

Intangible assets subject to amortization are summarized as follows:

	Yen in millions				U.S dollars in thousands
	March 31				March 31, 2010
	2009		2010
	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Patent rights	¥507	¥232	¥707	¥302	$7,599	$3,246
Proprietary technology	1,959	433	1,931	617	20,754	6,632
Customer relationships	5,600	1,103	6,325	1,677	67,981	18,024
Software	6,297	2,480	6,694	3,213	71,948	34,534
Other	1,422	585	1,854	710	19,927	7,631

Total	¥15,785	¥4,833	¥17,511	¥6,519	$188,209	$70,067

The weighted average amortization period for patent rights, proprietary technology, customer relationships and software are 8 years, 10 years, 12 years and 5 years, respectively.

Total amortization of intangible assets for the years ended March 31, 2008, 2009 and 2010 amounted to ¥1,540 million, ¥1,784 million and ¥1,863 million ($20,024 thousand), respectively.

Total indefinite lived intangible assets amounted to ¥145 million and ¥144 million ($1,548 thousand) as of March 31, 2009 and 2010, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

	Yen in millions	U.S dollars in thousands
Years ending March 31,
2011	¥1,975	$21,227
2012	1,803	19,379
2013	1,613	17,337
2014	1,315	14,134
2015	¥948	$10,189

NIDEC has completed the annual impairment test for existing goodwill as required by ASC 350 as of January 1, 2010. For the years ended March 31, 2008, 2009 and 2010, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2008, 2009 and 2010, no goodwill impairment loss has been recorded.

Due to the discontinued OPU business, an impairment loss of ¥357 million of goodwill in “All Others” segment for the year ended March 31, 2009 and due to discontinued SME business, an impairment loss of ¥230 million ($2,472 thousand) of goodwill in “NTSC (Nidec Tosok Corporation)” segment for the year ended March 31, 2010 was recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The carrying amounts of goodwill by operating reportable segment as of March 31, 2009 and 2010 are as follows. Reportable segment information is described in Note 26 (2).

	Yen in millions		U.S dollars in thousands
	March 31,		March 31, 2010
	2009	2010
NSNK	¥22,445	¥22,445	$241,240
NCPL	13,223	13,223	142,122
NTSC	816	586	6,298
NCEL	4,564	4,564	49,054
NSRV	1,384	1,384	14,875
NTMC	2,059	3,146	33,814
NMA	5,741	5,285	56,804
All others	20,828	21,598	232,137

	¥71,060	¥72,231	$776,344

NIDEC has changed its segment reporting with its management information from December 31, 2009. NIDEC has integrated the operation of Nidec Electronics GmbH into Nidec Motors & Actuators (Germany) GmbH within NMA segment, and other operations within NCD segment and All Others segment into NMA segment to enhance its automobiles motors businesses in August, 2009. NIDEC has reorganized operations of Nidec Shibaura Corporation (“NSBC”) and Nidec Power Motor Corporation into Nidec Techno Motor Holdings Corporation (“NTMC”) to enhance its mid-size motors businesses in October, 2009. As such, NIDEC has newly created NTMC segment relating to mid-size motors, previously reported as NSBC and other operating segments within All Others segment. NSCJ and NNSN were not identified as reportable segments in the current period due to their immateriality and involved in All Others segment. All prior period information has been reclassified to be consistent with the current period presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The changes in the carrying amount of goodwill for the year ended March 31, 2009 and 2010 are as follows:

	Yen in millions
	Balance as of April 1, 2008	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2009
Goodwill
NSNK	¥20,925	¥1,520	—	—	¥22,445
NCPL	13,289	—	—	¥(66)	13,223
NTSC	829	—	—	(13)	816
NCEL	4,346	218	—	—	4,564
NSRV	1,367	17	—	—	1,384
NTMC	2,057	2	—	—	2,059
NMA	5,942	675	—	(876)	5,741
All others	22,468	252	—	(1,535)	21,185

	71,223	2,684	—	(2,490)	71,417

Accumulated impairment losses
All others	—	—	¥(357)	—	(357)

	—	—	(357)	—	(357)

	¥71,223	¥2,684	¥(357)	¥(2,490)	¥71,060

	Yen in millions
	Balance as of April 1, 2009	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2010
Goodwill
NSNK	¥22,445	¥—	¥—	¥—	¥22,445
NCPL	13,223	—	—	—	13,223
NTSC	816	—	—	—	816
NCEL	4,564	—	—	—	4,564
NSRV	1,384	—	—	—	1,384
NTMC	2,059	1,115	—	(28)	3,146
NMA	5,741	—	—	(456)	5,285
All others	21,185	1,100	—	(330)	21,955

	71,417	2,215	—	(814)	72,818

Accumulated impairment losses
NTSC	—	—	(230)	—	(230)
All others	(357)	—	—	—	(357)

	(357)	—	(230)	—	(587)

	¥71,060	¥2,215	¥(230)	¥(814)	¥72,231

	U.S dollars in thousands
	Balance as of April 1, 2009	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2010
	$763,758	$23,807	$(2,472)	$(8,749)	$776,344

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

6. Supplemental cash flow information:

Cash payments for income taxes were ¥17,019 million, ¥13,315 million and ¥11,504 million ($123,646 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively. Interest payments during the years ended March 31, 2008, 2009 and 2010 were ¥2,501 million, ¥1,441 million and ¥706 million ($7,588 thousand), respectively.

Tax benefits related to a stock-based compensation plan of ¥9 million was classified as operating cash flows for the year ended March 31, 2008. There was no impact for the year ended March 31, 2009 and 2010.

Capital leasing receivables of ¥663 million was obtained for the year ended March 31, 2009. There was no impact for the years ended March 31, 2008 and 2010, respectively.

Capital lease obligations of ¥1,075 million, ¥762 million and ¥602 million ($6,470 thousand) were incurred for the years ended March 31, 2008, 2009 and 2010, respectively.

Conversion of convertible debt into common stock was ¥606 million for the year ended March 31, 2009. There was no impact for the years ended March 31, 2008 and 2010, respectively.

7. Allowance for doubtful accounts:

NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.

An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2008, 2009 and 2010 is as follows:

	Yen in millions			U.S. dollars in thousands
	2008	2009	2010	2010
Allowance for doubtful accounts at April 1	¥2,163	¥2,246	¥2,311	$24,839
Provision for doubtful accounts, net of reversal	312	349	31	333
Write-offs	(149)	(273)	(492)	(5,288)
Acquisition and other	95	(4)	41	441
Translation adjustment and other	(175)	(7)	(61)	(656)

Allowance for doubtful accounts at March 31	¥2,246	¥2,311	¥1,830	$19,669

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

8. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars In thousands
	March 31		March 31, 2010
	2009	2010
Finished goods	¥26,521	¥28,323	$304,419
Raw materials	13,004	19,428	208,813
Work in process	14,567	17,995	193,411
Project in progress	1,124	653	7,018
Supplies and other	2,259	3,104	33,362

	¥57,475	¥69,503	$747,023

9. Other current assets:

Other current assets as of March 31, 2009 and 2010 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Deferred tax assets (Note 18)	¥7,409	¥5,651	$60,737
Other receivable	5,741	4,825	51,859
Time deposit	2,932	3,891	41,821
Other	4,282	5,306	57,029

	¥20,364	¥19,673	$211,446

“Other” primarily consists of taxes receivable and prepaid expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

10. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥9,285	¥3,502	¥656	¥12,131

Held-to-maturity
Japanese government debt securities	201	—	—	201

	¥9,486	¥3,502	¥656	¥12,332

Securities not practicable to fair value
Equity securities	¥1,012

	Yen in millions
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,993	¥7,714	¥143	¥16,564

Held-to-maturity
Japanese government debt securities	200	—	—	200

	¥9,193	¥7,714	¥143	¥16,764

Securities not practicable to fair value
Equity securities	¥698

	U.S. dollars in thousands
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$96,657	$82,911	$1,537	$178,031

Held-to-maturity
Japanese government debt securities	2,150	—	—	2,150

	$98,807	$82,911	$1,537	$180,181

Securities not practicable to fair value
Equity securities	$7,502

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

During the years ended March 31, 2008, 2009 and 2010, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥2,308 million, ¥1,433 million and increased by ¥2,164 million ($23,259 thousand), respectively.

Proceeds from sales of available-for-sale securities were ¥2,221 million, ¥317 million and ¥94 million ($1,010 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively. On those sales, gross realized gains were ¥805 million, ¥241 million and ¥66 million ($709 thousand) and gross realized losses were ¥7 million, ¥4 million and ¥0 million ($0 thousand), respectively.

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

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2009
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥1,950	¥468	¥552	¥188

	Yen in millions
	March 31, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥359	¥30	¥349	¥113

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	U.S. dollars in thousands
	March 31, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	$3,859	$322	$3,751	$1,215

NIDEC presumes a decline in value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of March 31, 2010, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

For the years ended March 31, 2009 and 2010, held-to-maturity securities of ¥201 million and ¥200 million ($2,150 thousand) were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

11. Investments in and transactions with affiliated companies:

Summarized financial information for affiliated companies accounted for using the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Current assets	¥3,659	¥30	$322
Non-current assets	4,844	394	4,235

Total assets	¥8,503	¥424	$4,557

Current liabilities	¥5,029	¥124	$1,333
Long-term liabilities	—	—	—
Shareholders’ equity	3,474	300	3,224

Total liabilities and shareholders’ equity	¥8,503	¥424	$4,557

NIDEC’s share of shareholders’ equity	¥1,390	¥120	$1,290

NIDEC’s investment in equity-method affiliates	¥1,158	¥120	$1,290

Loan receivable from affiliated companies	¥122	¥113	$1,215

Number of affiliated companies at end of period	3	1

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Net revenues	¥16,848	¥11,722	¥3,617	$38,876
Gross profit	1,532	966	386	4,149
Net income (loss)	171	(223)	(175)	(1,881)

NIDEC’s share of net income (loss)	45	(80)	(70)	(752)
Adjustments	(6)	32	25	268

Equity (loss) income	¥39	¥(48)	¥(45)	$(484)

As of March 31, 2008, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NTN-Nidec (Zhejiang) Corporation (“NNSC”) (40.0%), NTN-Nidec (Thailand) Co., Ltd. (“NNTC”) (40.0%), Nidec Development Philippines Corporation (“NDF”) (39.9%), Copal Yamada Corporation (“CYC”) (28.6%) and, Copal Yamada (Vietnam) Co., Ltd. (“CYVC”) (28.6%).

As of March 31, 2009, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NNSC (40.0%), NNTC (40.0%) and NDF (39.9%). CYC and CYVC became NIDEC’s consolidated subsidiaries during the year ended March 31, 2009.

As of March 31, 2010, entities comprising a significant portion of NIDEC’s investment in affiliated companies include NDF (39.9%). NNSC and NNTC became NIDEC’s consolidated subsidiaries during the year ended March 31, 2010.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Trade notes and accounts receivable	¥181	¥113	$1,215
Trade notes and accounts payable	¥2,072	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Sales of products	¥552	¥330	¥10	$107
Purchases of goods	¥13,482	¥10,126	¥2,726	$29,299

NIDEC’s primary transactions with affiliates relate to purchases of components in arms length transactions. The purchases amount is primarily composed of purchases of fluid dynamic bearing units made of sintered alloy metal for the production of hard disk drive spindle motors.

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2008, 2009 and 2010 were ¥1 million, ¥1 million and ¥1 million ($11 thousand), respectively.

12. Other non-current assets:

Other non-current assets as of March 31, 2009 and 2010 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Intangible assets*	¥10,952	¥11,136	$119,690
Deferred tax assets	11,264	12,153	130,621
Other	3,014	3,005	32,298

	¥25,230	¥26,294	$282,609

Notes:

*	“Intangible assets” information is described in Note 5 “Goodwill and other intangible assets”

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2009 and 2010 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Loans, principally from banks with average interest at March 31, 2009 and 2010 of 0.53% and 0.25% per annum, respectively	¥221,342	¥115,467	$1,241,047

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

At March 31, 2010, NIDEC had unused lines of credit amounting to ¥148,202 million ($1,592,885 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

Long-term debt at March 31, 2009 and 2010 is comprised of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Unsecured loans, representing obligations principally to banks and an insurance company Due 2009 to 2026 in 2009 with interest ranging from 0.00% to 6.40% per annum in 2009 Due 2010 to 2026 in 2010 with interest ranging from 0.00% to 9.30% per annum in 2010	¥663	¥640	$6,879
Long-term capital lease obligations Due 2009 to 2015 in 2009, with interest from 0.19% to 5.85% per annum in 2009 Due 2010 to 2016 in 2010, with interest from 0.19% to 12.43% per annum in 2010	3,798	2,602	27,966

	4,461	3,242	34,845
Less—Current portion due within one year	(1,883)	(1,497)	(16,090)

	¥2,578	¥1,745	$18,755

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

	Yen in millions	U.S. dollars in thousands
	Year ending March 31
2011	¥1,497	$16,090
2012	919	9,877
2013	409	4,396
2014	144	1,548
2015	67	720
2016 and thereafter	¥206	$2,214

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. There was no collateral furnished pursuant to the standard agreements with banks as of March 31, 2010 and 2009.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

14. Other current liabilities:

Other current liabilities as of March 31, 2009 and 2010 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Accrued expenses	¥13,995	¥18,455	$198,356
Income taxes payable	3,008	8,479	91,133
Payable for property, plant and equipment	2,342	4,824	51,849
Other	4,775	4,400	47,291

	¥24,120	¥36,158	$388,629

15. Pension and severance plans:

The Company and certain subsidiaries sponsor pension and retirement plans, which entitle employees, under most circumstances, to lump-sum indemnities or pension payments based on current rates of pay and length of service or the number of “points.” Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits upon involuntary retirement, including retirement at the mandatory retirement age.

As of April 1, 2008, NIDEC adopted the measurement date provision of ASC 715, “Compensation—Retirement Benefits”, (formerly SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”). In accordance with this provision, the measurement dates of some of the Japanese benefit pension plans were changed from December 31 to March 31. By the application of the second approach described in ASC 715-20-65-1, at the beginning of the previous fiscal year, accrued pension and severance costs increased by ¥225 million. Retained earnings, net of tax was reduced by ¥106 million, and accumulated other comprehensive income, net of tax was reduced by ¥5 million.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Change in benefit obligation:
Benefit obligation at beginning of year	¥19,474	¥19,276	$207,180
ASC 715 measurement date adjustment	256	—	—
Service cost	1,163	1,155	12,414
Interest cost	335	331	3,558
Actuarial loss	366	587	6,309
Plan amendment	—	(206)	(2,214)
Acquisition and other	23	—	—
Benefits paid	(2,341)	(2,192)	(23,560)

	19,276	18,951	203,687

Change in plan assets:
Fair value of plan assets at beginning of year	8,476	7,085	76,150
ASC 715 measurement date adjustment	32	—	—
Actual return on plan assets	(1,442)	1,270	13,650
Employer contribution	1,043	1,008	10,834
Plan amendment	—	(68)	(731)
Benefits paid	(1,024)	(1,319)	(14,176)

Fair value of plan assets at end of year	7,085	7,976	85,727

Funded status	¥12,191	¥10,975	$117,960

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Accrued pension and severance costs	¥12,191	¥10,975	$117,960

Net amounts recognized	¥12,191	¥10,975	$117,960

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Actuarial loss	¥(3,350)	¥(2,732)	$(29,364)
Prior service cost	364	439	4,719

Pension liability adjustments, pre-tax	¥(2,986)	¥(2,293)	$(24,645)

The accumulated benefit obligations for all defined benefit pension plans were ¥17,571 million and ¥17,124 million ($184,050 thousand) for the years ended March 31, 2009 and 2010, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Projected benefit obligations	¥19,276	¥18,951	$203,687
Accumulated benefit obligations	17,571	17,124	184,050
Fair value of plan assets	7,085	7,976	85,727

Weighted-average assumptions used to determine benefit obligations as of March 31, 2009 and 2010 are as follows:

	March 31
	2009	2010
Discount rate	1.8%	1.8%
Rate of compensation increase	2.4%	2.3%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2008, 2009 and 2010 are as follows:

	For the year ended March 31
	2008	2009	2010
Discount rate	1.9%	1.9%	1.8%
Expected return on plan assets	2.6%	1.9%	1.8%
Rate of compensation increase	2.6%	2.5%	2.4%

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31
	2008	2009	2010	2010
Components of net periodic (benefit) cost:
Service cost	¥1,100	¥1,163	¥1,155	$12,414
Interest cost	331	335	331	3,558
Expected return on plan assets	(201)	(148)	(120)	(1,290)
Amortization of net actuarial (gain) loss	(5)	33	165	1,773
Amortization of prior service credit	(62)	(62)	(62)	(666)

Net periodic pension cost	¥1,163	¥1,321	¥1,469	$15,789

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2011 are ¥73 million ($785 thousand) and ¥115 million ($1,236 thousand), respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Foreign plans:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Change in benefit obligation:
Benefit obligation at beginning of year	¥4,038	¥3,724	$40,026
Service cost	267	221	2,375
Interest cost	251	212	2,279
Actuarial (gain) loss	26	515	5,535
Acquisition and other	—	633	6,803
Foreign currency exchange rate changes	(526)	(102)	(1,096)
Benefits paid	(332)	(201)	(2,160)

	3,724	5,002	53,762

Change in plan assets:
Fair value of plan assets at beginning of year	83	231	2,483
Actual return on plan assets	7	13	140
Employer contribution	331	252	2,709
Foreign currency exchange rate changes	(43)	2	21
Benefits paid	(147)	(63)	(677)

Fair value of plan assets at end of year	231	435	4,676

Funded status	¥3,493	¥4,567	$49,086

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Accrued pension and severance costs	¥3,493	¥4,567	$49,086

Net amounts recognized	¥3,493	¥4,567	$49,086

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Actuarial gain	¥690	¥77	$828

Pension liability adjustments, pre-tax	¥690	¥77	$828

The accumulated benefit obligations for all defined benefit pension plans were ¥3,529 million and ¥4,738 million ($50,924 thousand) for the years ended March 31, 2009 and 2010, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Projected benefit obligations	¥3,724	¥5,002	$53,762
Accumulated benefit obligations	3,529	4,738	50,924
Fair value of plan assets	231	435	4,675

Weighted-average assumptions used to determine benefit obligations as of March 31, 2009 and 2010 are as follows:

	March 31
	2009	2010
Discount rate	6.0%	4.8%
Rate of compensation increase	2.5%	2.5%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2008, 2009 and 2010 are as follows:

	For the year ended March 31
	2008	2009	2010
Discount rate	4.3%	5.9%	6.0%
Expected return on plan assets	—%	3.0%	2.3%

Rate of compensation increase	2.5%	2.5%	2.5%

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31 2010
	2008	2009	2010
Components of net periodic (benefit) cost:
Service cost	¥191	¥267	¥221	$2,375
Interest cost	221	251	212	2,279
Expected return on plan assets	13	(9)	(16)	(172)
Amortization of net actuarial gain	—	(40)	(39)	(419)

Net periodic pension cost	¥425	¥469	¥378	$4,063

Actuarial gain and losses are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2011 is ¥5 million ($54 thousand).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Japanese plans and foreign plans:

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

NIDEC’s portfolio for plans consists of three major components: approximately 12% is invested in equity securities, approximately 11% is invested in debt securities, and approximately 77% is invested in other investment vehicles, primarily consisting of investments in pooled funds and life insurance company general accounts.

The equity securities are selected from stocks that are listed on the securities exchanges. The debt securities are selected from Japanese and foreign government bonds, public debt instruments, and corporate bonds. Pooled funds included in other assets invest in equity and debt securities in mixture selected from same as above two categories. As for investments in life insurance company general accounts, the contracts with the insurance companies include a guaranteed interest rate and return of capital.

The three levels of input used to measure fair value are more fully described in Note 21. The fair values of NIDEC’s pension plan assets at March 31, 2010, by asset category, are as follows:

	Yen in millions
	Fair Value at March 31, 2010	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥621	¥621	¥—	¥—
Foreign companies	445	445	—	—
Debt securities:
Pooled funds*[1]	882	—	882	—
Other assets:
Cash and cash equivalents	670	670	—	—
Life insurance company general accounts	2,571	—	2,571	—
Pooled funds*[2]	3,222	—	3,222	—

Total	¥8,411	¥1,736	¥6,675	¥—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	U.S. dollars in thousands
	Fair Value at March 31, 2010	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	$6,675	$6,675	$—	$—
Foreign companies	4,783	4,783	—	—
Debt securities:
Pooled funds*[1]	9,480	—	9,480	—
Other assets:
Cash and cash equivalents	7,201	7,201	—	—
Life insurance company general accounts	27,633	—	27,633	—
Pooled funds*[2]	34,630	—	34,630	—

Total	$90,402	$18,659	$71,743	$—

*1	These funds invest in approximately 78% Japanese bonds, 22% foreign bonds.
*2	These funds primarily invest in listed equity securities consisting of approximately 36% Japanese companies and 20% foreign companies, and debt security consisting of approximately 27% Japanese bonds and 13% foreign bonds.

Level 1 assets are comprised primarily of cash and cash equivalents and equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised primarily of pooled funds that invest in equity and debt securities, and investments in life insurance company general accounts. Pooled funds are valued at their net asset values that are calculated by the sponsor of the fund and have daily liquidity. The net asset value is based on the fair value of the underlying assets owned by the fund, minus its liabilities then divided by the number of units outstanding. Investments in life insurance company general accounts are valued at conversion value.

NIDEC expects to contribute approximately ¥997 million ($10,716 thousand) to its defined benefit plans for the year ending March 31, 2011.

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions		U.S. dollars in thousands
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
2011	¥1,272	¥269	$13,672	$2,891
2012	989	403	10,630	4,331
2013	1,087	410	11,683	4,407
2014	1,062	196	11,414	2,107
2015	963	272	10,350	2,923
Years 2016-2020	¥4,620	¥1,451	$49,656	$15,595

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥183 million, ¥239 million and ¥203 million ($2,182 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively. NIDEC expects to contribute approximately ¥186 million ($1,999 thousand) for the year ending March 31, 2011.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥361 million, ¥358 million and ¥340 million ($3,654 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively. NIDEC expects to contribute approximately ¥351 million ($3,773 thousand) for the year ending March 31, 2011.

16. Other long-term liabilities:

Other long-term liabilities as of March 31, 2009 and 2010 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Deferred tax liabilities	¥2,388	¥3,426	$36,823
Long-term accrued liabilities	2,164	1,326	14,252
Unrecognized tax benefits*[1]	2,481	5,098	54,794
Other*[2]	2,159	1,858	19,970

	¥9,192	¥11,708	$125,839

Notes:

*1.	“Unrecognized tax benefits” information is described in Note 18 “Income taxes”
*2.	“Other” primarily consists of revenue received in advance.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

17. Equity:

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

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥74,252 million and ¥98,247 million ($1,055,965 thousand) for the years ended March 31, 2009 and 2010, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2010 includes amounts representing final cash dividends of ¥5,572 million ($59,888 thousand), ¥40 ($0.43) per share.

Repurchased treasury stock is not entitled to a dividend under the Company Law. NIDEC resolved to repurchase its own shares at several meetings of its Board of Directors during the year ended March 31, 2009. In accordance with the resolution, NIDEC repurchased 5,732,600 shares of treasury stock for the aggregate cost of ¥23,758 million. NIDEC owned 5,782,871 shares, or 24,056 million and 5,784,406 shares, or ¥24,067 million ($258,674 thousand) of treasury stock repurchased for the year ended March 31, 2009 and 2010, which were restricted regarding the payment of cash dividend.

Retained earnings relating to equity in undistributed earnings reflect ¥357 million, ¥557 million and ¥197 million ($2,117 thousand) of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2008, 2009 and 2010.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2008:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(18,944)	¥325	¥(18,619)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(4,842)	1,985	(2,857)
Reclassification adjustments for gains and losses realized in net income	(454)	186	(268)
Pension liability adjustment:
Actual (gains) losses arising during period	(240)	472	232
Reclassification adjustments for actual gains (losses) realized in net income	(5)	2	(3)
Reclassification adjustments for prior service credit realized in net income	(62)	25	(37)

Other comprehensive income (loss)	¥(24,547)	¥2,995	¥(21,552)

For the year ended March 31, 2009:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(16,749)	¥(193)	¥(16,942)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(2,467)	1,012	(1,455)
Reclassification adjustments for gains and losses realized in net income	(1,380)	630	(750)
Pension liability adjustment:
Actual (gains) losses arising during period	(2,271)	879	(1,392)
Reclassification adjustments for actual gains (losses) realized in net income	(7)	(14)	(21)
Reclassification adjustments for prior service credit realized in net income	(62)	25	(37)

Other comprehensive income (loss)	¥(22,936)	¥2,339	¥(20,597)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2010:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(2,828)	¥(75)	¥(2,903)
Reclassification adjustments for gains and losses realized in net income	(218)	—	(218)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	4,563	(1,915)	2,648
Reclassification adjustments for gains and losses realized in net income	162	(65)	97
Pension liability adjustment:
Actual (gains) losses arising during period	(107)	(175)	(282)
Prior service credit arising during period	138	(56)	82
Reclassification adjustments for actual gains (losses) realized in net income	99	(68)	31
Reclassification adjustments for prior service credit realized in net income	(62)	25	(37)

Other comprehensive income (loss)	¥1,747	¥(2,329)	¥(582)

	U.S. dollars in thousands
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2010:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	$(30,396)	$(806)	$(31,202)
Reclassification adjustments for gains and losses realized in net income	(2,343)	—	(2,343)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	49,044	(20,583)	28,461
Reclassification adjustments for gains and losses realized in net income	1,742	(699)	1,043
Pension liability adjustment:
Actual (gains) losses arising during period	(1,150)	(1,881)	(3,031)
Prior service credit arising during period	1,483	(602)	881
Reclassification adjustments for actual gains (losses) realized in net income	1,064	(731)	333
Reclassification adjustments for prior service credit realized in net income	(667)	270	(397)

Other comprehensive income (loss)	$18,777	$(25,032)	$(6,255)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

18. Income taxes:

The components of income from continuing operations before income tax comprise the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Income from continuing operations before income taxes:
The Company and domestic subsidiaries	¥26,851	¥20,396	¥16,639	$178,837
Foreign subsidiaries	37,238	26,874	58,363	627,289

	¥64,089	¥47,270	¥75,002	$806,126

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Current income tax expense:
The Company and domestic subsidiaries	¥8,534	¥5,960	¥9,216	$99,054
Foreign subsidiaries	4,812	4,345	9,043	97,195

Total current	13,346	10,305	18,259	196,249

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	4,865	1,908	198	2,128
Foreign subsidiaries	(2,353)	262	(938)	(10,082)

Total deferred	2,512	2,170	(740)	(7,954)

Total provision	¥15,858	¥12,475	¥17,519	$188,295

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 41.0% in 2008, 2009 and 2010. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2008	2009	2010
Statutory tax rate	41.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(20.1)	(18.9)	(23.2)
Tax (benefit) on undistributed earnings	1.6	(1.1)	3.3
Valuation allowance	(1.4)	3.6	0.4
Liabilities for unrecognized tax benefits	2.5	(0.2)	3.4
Accumulated earnings tax of foreign subsidiaries	0.6	1.0	(0.1)
Other	0.5	1.0	(1.4)

Effective income tax rate	24.7%	26.4%	23.4%

The effective income tax rate for the year ended March 31, 2010 was lower compared to the effective income tax rate for the year ended March 31, 2009. The decrease was mainly due to the net impact of a decrease in the impact on the effective tax rate of the valuation allowance and tax benefit in foreign subsidiaries.

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

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

In Thailand, NIDEC received privileges under the promotional certificates issued in May 2005 and December 2006. Under these privileges, NIDEC received an exemption from corporate income tax for a period of five to seven years from the date of commencement of certain revenue-generating activities identified by the promotional certificate.

In the Philippines, NIDEC received certain tax incentives in October 2003, which included an income tax holiday for four years. In September 2007 the income tax holiday was extended for two years. In September 2009 the income tax holiday was extended for one year. In September 2010 the income tax holiday was extended for one year. In April 2007 NIDEC received another income tax holiday of a new project for four years. This income tax holiday will be extended more for two years.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The aggregate dollar and per share effects of tax holidays are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Aggregate amounts of tax holidays	¥5,256	¥4,879	¥6,979	$75,011

	Yen			U.S. dollars
Per share—basic	¥36.27	¥33.97	¥50.10	$0.54

diluted	¥35.28	¥33.46	¥50.10	$0.54

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Deferred tax assets:
Inventories	¥2,476	¥2,026	$21,776
Property, plant and equipment	6,361	7,213	77,526
Accrued bonus	1,707	2,714	29,170
Accrued enterprise tax	417	233	2,504
Pension and severance plans	6,886	6,115	65,725
Operating loss carryforwards for tax purposes	3,891	4,436	47,678
Foreign tax credit	1,770	3,545	38,102
Accrued vacation	815	829	8,910
Accrued expenses	849	895	9,620
Other	2,809	1,639	17,616

Gross deferred tax assets	27,981	29,645	318,627
Less—Valuation allowance	(7,026)	(7,606)	(81,750)

Net deferred tax assets	20,955	22,039	236,877

Deferred tax liabilities:
Basis difference of acquired assets	(2,973)	(2,966)	(31,879)
Undistributed earnings not permanently reinvested	(909)	(2,830)	(30,417)
Marketable securities	(252)	(1,275)	(13,704)
Intangible assets	(487)	(608)	(6,535)
Other	(159)	(163)	(1,752)

Gross deferred tax liabilities	(4,780)	(7,842)	(84,287)

Net deferred tax assets	¥16,175	¥14,197	$152,590

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2010 amounted to approximately ¥15,784 million ($169,647 thousand) and are available as an offset against future taxable income of such subsidiaries.

With the exception of ¥4,759 million ($51,150 thousand) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2008, 2009 and 2010 consist of the following:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31, 2010
	2008	2009	2010
Valuation allowance at beginning of year	¥(4,279)	¥(6,455)	¥(7,026)	$(75,516)
Additions	(2,785)	(1,719)	(1,693)	(18,196)
Deductions	890	1,178	1,113	11,962
Impact of acquisition of companies	(281)	(30)	—	—

Valuation allowance at end of year	¥(6,455)	¥(7,026)	¥(7,606)	$(81,750)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Deferred tax assets:
Other current assets	¥7,409	¥5,651	$60,737
Other non-current assets	11,264	12,153	130,621
Deferred tax liabilities:
Other current liabilities	(110)	(181)	(1,945)
Other long-term liabilities	(2,388)	(3,426)	(36,823)

Net deferred tax assets	¥16,175	¥14,197	$152,590

Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥105,180 million ($1,130,482 thousand) as of March 31, 2010. NIDEC estimates an additional deferred tax liability of ¥11,018 million ($118,422 thousand) would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Yen in millions			U.S. dollars in thousands
	March 31,			March 31, 2010
	2008	2009	2010
Balance at April 1	¥865	¥2,374	¥2,374	$25,516
Additions for tax positions of the current year	1,509	—	2,944	31,642
Additions for tax positions of prior years	—	—	—	—
Reductions for tax positions of prior years	—	—	(431)	(4,632)
Lapse of the applicable statute of limitations	—	—	—	—
Settlements	—	—	—	—

Balance at March 31	¥2,374	¥2,374	¥4,887	$52,526

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥4,887 million ($52,526 thousand).

Although NIDEC believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which NIDEC is aware of at March 31, 2010, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of Other, net in the consolidated statements of income. The interest and penalties for the fiscal year ended March 31, 2008, 2009 and 2010, respectively, had no material impact on its consolidated results of operations. The total gross accrued interest and penalty were ¥107 million and ¥211 million ($2,268 thousand) at March 31, 2009 and 2010, respectively.

NIDEC remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2003, with various tax jurisdictions including Japan.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

19. Reconciliation of the differences between basic and diluted earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the years ended March 31, 2008, 2009 and 2010.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2008:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	¥41,819	144,914	¥288.57
Loss on discontinued operations attributable to Nidec Corporation	(663)	144,914	(4.57)
Net income attributable to Nidec Corporation	41,156	144,914	284.00

Effect of dilutive securities
Zero coupon 0.0% convertible bonds	—	4,022
Stock option	—	26

Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	41,819	148,962	280.73
Loss on discontinued operations attributable to Nidec Corporation	(663)	148,962	(4.44)
Net income attributable to Nidec Corporation	¥41,156	148,962	¥276.29

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2009:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	¥30,891	143,616	¥215.10
Loss on discontinued operations attributable to Nidec Corporation	(2,538)	143,616	(17.68)
Net income attributable to Nidec Corporation	28,353	143,616	197.42

Effect of dilutive securities
Zero coupon 0.0% convertible bonds	(47)	2,200
Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	30,844	145,816	211.53
Loss on discontinued operations attributable to Nidec Corporation	(2,538)	145,816	(17.41)
Net income attributable to Nidec Corporation	¥28,306	145,816	¥194.12

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2010:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	¥52,889	139,291	¥379.70	$4.08
Loss on discontinued operations attributable to Nidec Corporation	(928)	139,291	(6.66)	(0.07)
Net income attributable to Nidec Corporation	51,961	139,291	373.04	4.01

Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	52,889	139,291	379.70	4.08
Loss on discontinued operations attributable to Nidec Corporation	(928)	139,291	(6.66)	(0.07)
Net income attributable to Nidec Corporation	¥51,961	139,291	¥373.04	$4.01

NIDEC has no dilutive securities outstanding for the year ended March 31, 2010, and therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

20. Derivatives:

NIDEC manages the exposure of its financial assets and liabilities to interest rate and foreign exchange rate movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swaps, and interest rate currency swap agreements.

The contracted amounts outstanding for foreign exchange forward contracts on March 31, 2009 and 2010 were ¥67 million and ¥123 million ($1,322 thousand), respectively.

Interest rate currency swap agreement, which mature in 2011, is designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates and currency exchange rates on underlying debt instruments. The contracted amounts outstanding on March 31, 2009 and 2010 were ¥72 million and ¥48 million ($516 thousand), respectively.

The interest rate swap agreements, which were designed for the same purpose as the interest rate currency swap, matured in the year ended March 31, 2009.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Fair Values of Derivative Instruments

Derivatives not designated as hedging instruments under ASC 815 are as follows:

	Liability Derivatives [Booked as Other current liabilities]
	Yen in millions		U.S. dollars in thousands
	March 31, 2009	March 31, 2010	March 31, 2010
Foreign exchange forward contracts	¥2	¥2	$21
Interest rate currency swap agreements	1	0	0

Total Derivatives	¥3	¥2	$21

The Effect of Derivative Instruments on the Consolidated Statements of Income for the years ended March 31, 2008, 2009 and 2010

Derivatives not designated as hedging instruments under ASC 815 are as follows:

	Amount of Gain or (Loss) Recognized in income on Derivative [Booked as Other, net]
	Yen in millions			U.S. dollars in thousands
	March 31,			March 31, 2010
	2008	2009	2010
Foreign exchange forward contracts	¥2	¥(7)	¥0	$0
Interest rate swap agreements	5	7	—	—
Interest rate currency swap agreements	11	12	2	21

Total	¥18	¥12	¥2	$21

Nidec does not have derivatives designated as hedging instruments under ASC 815.

21. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

Assets and Liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2009	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥12,332	¥12,332	—	—

Liabilities:
Derivative liabilities	¥3	—	¥3	—

	Yen in millions
	Fair Value at March 31, 2010	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥16,764	¥16,764	—	—

Liabilities:
Derivative liabilities	¥2	—	¥2	—

	U.S. dollars in thousands
	Fair Value at March 31, 2010	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	$180,181	$180,181	—	—

Liabilities:
Derivative liabilities	$21	—	$21	—

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions		Yen in millions		U.S. dollars in thousands
	March 31, 2009		March 31, 2010		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥200,966	¥200,966	¥123,309	¥123,309	$1,325,333	$1,325,333
Short-term investments	2,932	2,932	3,891	3,891	41,821	41,821
Short-term loan receivable	84	84	158	158	1,698	1,698
Long-term loan receivable	292	301	358	363	3,848	3,902
Short-term borrowings	(221,342)	(221,342)	(115,467)	(115,467)	(1,241,047)	(1,241,047)
Long-term debt including the current portion and excluding capital lease obligation	¥(663)	¥(652)	¥(641)	¥(579)	$(6,890)	$(6,223)

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

22. Related party transactions:

As of March 31, 2010, the Chief Executive Officer (“CEO”) of the Company and a business entity discussed below indirectly owned by the CEO held 8.5% and 3.9% of the outstanding shares of the Company, respectively. There were no significant related party transactions in the fiscal year ended March 31, 2010 other than those described in Note 11.

Loan to S.N. Kohsan—

In December 2008, the Company advanced a loan of ¥14,500 million to S.N. Kohsan, a company indirectly owned by the CEO. The loan was guaranteed by the CEO and collateralized by a pledge of 4,500,000 of the CEO’s shares in NIDEC. The loan had a term of 5 years and accrued interest quarterly at an annual rate of 2.4%. The loan was repaid in full on February 17, 2009 after the Company and the CEO determined that the loan was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. The loan receivable and its subsequent repayment was recorded in the balance sheet in equity and is presented as a financing activity in the Cash Flow Statement.

S.N. Kohsan obtained the funds to repay the loan through the sale of a total of 3,356,000 of its shares in NIDEC through the J-NET and on the Osaka Securities Exchange. Of these shares, 2,917,800 were purchased by the Company through the J-NET for a total of ¥12,867 million.

A special committee of the Company’s Board of Corporate Auditors conducted an independent investigation of this matter with the assistance of independent counsel and concluded that the failure to comply with Section 402 was inadvertent. We voluntarily brought this matter to the attention of the U.S. Securities and Exchange Commission (the “SEC”). The Division of Enforcement of the SEC advised that it was conducting an informal inquiry into the issue, and we cooperated fully with the informal inquiry. We have subsequently been advised by the Staff of the Division of Enforcement that its investigation has been concluded and that the Staff will not recommend that enforcement proceedings be commenced.

During the period the loan was outstanding, S.N. Kohsan qualified as a variable interest entity. NIDEC was not the primary beneficiary.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

23. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Class of property
Machinery and equipment	¥8,756	¥6,182	$66,445
Other leased assets	743	447	4,804
Less - Accumulated amortization	(6,884)	(5,022)	(53,977)

	¥2,615	¥1,607	$17,272

Amortization expenses under capital leases for the years ended March 31, 2008, 2009 and 2010 were ¥1,977 million, ¥1,553 million and ¥1,005 million ($10,802 thousand), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2010 are as follows:

	Yen in millions	U.S. dollars in thousands
Year ending March 31:
2011	¥1,240	$13,328
2012	918	9,867
2013	387	4,160
2014	113	1,215
2015	34	365
2016 and thereafter	7	74

Total minimum lease payments	2,699	29,009
Less—Amount representing interest	(97)	(1,043)

Present value of net minimum lease payments	2,602	27,966
Less—Current obligations	(1,178)	(12,661)

Long-term capital lease obligations	¥1,424	$15,305

Rental expenses under operating leases for the years ended March 31, 2008, 2009 and 2010 were ¥1,129 million, ¥1,351 million and ¥1,674 million ($17,992 thousand), respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2010 are as follows:

	Yen in millions	U.S. dollars in thousands
Year ending March 31:
2011	¥1,267	$13,618
2012	988	10,619
2013	834	8,964
2014	586	6,298
2015	313	3,364
2016 and thereafter	1,317	14,155

Total minimum future rentals	¥5,305	$57,018

NIDEC is a lessor in direct financing leases and operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. The direct financing leases did not have a material impact on our consolidated financial position or results of operations.

Rental revenues under operating leases for the years ended March 31, 2008, 2009 and 2010 were ¥103 million, ¥168 million and ¥317 million ($3,407 thousand), respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms at March 31, 2010 are as follows:

	Yen in millions	U.S. dollars in thousands
Year ending March 31:
2011	¥314	$3,375
2012	298	3,203
2013	298	3,203
2014	171	1,838
2015	—	—
2016 and thereafter	—	—

Total minimum future rentals	¥1,081	$11,619

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments—

Commitments outstanding at March 31, 2010 for the purchase of property, plant and equipment and other assets approximated ¥2,115 million ($22,732 thousand).

Contingencies—

NIDEC has guaranteed approximately ¥146 million ($1,569 thousand) of bank loans for employees in connection with their housing costs at March 31, 2010. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥146 million ($1,569 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

Concentration of risk—

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s six largest customers represented approximately 37%, 36%, and 41% of consolidated net sales for the years ended March 31, 2008, 2009, and 2010, respectively. Sales to NIDEC’s largest customer were approximately 11%, 10%, and 11% of consolidated net sales for the years ended March 31, 2008, 2009, and 2010, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2009, the six largest customers with outstanding accounts receivable balances totaled ¥36,693 million, or 33% of the gross accounts receivable, compared to ¥61,629 million ($662,393 thousand), or 41% of the gross accounts receivable, at March 31, 2010. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Product warranty—

NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2009 and 2010 are summarized as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2010
	2009	2010
Balance at beginning of year	¥241	¥112	$1,204
Addition	17	122	1,311
Utilization	(140)	(149)	(1,601)
Foreign exchange impact	(6)	—	—

Balance at end of year	¥112	¥85	$914

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

25. Discontinued Operations

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the NSNK and All Others reportable segment. NIDEC discontinued the OPU business by winding down operations in an effort to concentrate management resources and focus capital and R&D expenditures on other growing businesses. Total exit costs were ¥3,972 million (net of tax ¥2,564 million), which includes an impairment loss of ¥357 million of goodwill, loss on disposal of fixed assets and inventories, and other closing costs.

As of September 30, 2009, NIDEC discontinued the semiconductor manufacturing equipment (“SME”) business included within the NTSC (Nidec Tosok Corporation) and “All Others” reportable segments, in order to improve profitability by prioritizing NIDEC’s investment of management resources to the development and production of new products in the automobile parts and measuring equipment businesses, areas with more potential for growth than the SME business. Total exit costs were ¥1,835 million ($19,723 thousand) (net of tax ¥1,174 million ($12,618 thousand)), which includes an impairment loss of ¥230 million ($2,472 thousand) of goodwill, loss on disposal of inventories and fixed assets, and other closing costs.

The operating results of the OPU and SME business and exit costs with related taxes were recorded as “net loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”). All prior period information has been reclassified to be consistent with the current period presentation.

Operating results of discontinued operations for the year ended March 31, 2008, 2009 and 2010 were as follows:

	Yen in millions
	For the year ended March 31, 2008
	OPU business	SME business	Total
Net sales	¥13,370	¥4,395	¥17,765
(Loss) income on discontinued operations before income taxes	(1,572)	166	(1,406)
Income taxes	446	(72)	374
(Loss) income on discontinued operations	¥(1,126)	¥94	¥(1,032)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31, 2009
	OPU business	SME business	Total
Net sales	¥7,681	¥2,655	¥10,336
Loss on discontinued operations before income taxes	(4,977)	(241)	(5,218)
Income taxes	1,695	11	1,706
Loss on discontinued operations	¥(3,282)	¥(230)	¥(3,512)

	Yen in millions	U.S. dollars in thousands
	For the year ended March 31, 2010	For the year ended March 31, 2010
Net sales	¥604	$6,492
Loss on discontinued operations before income taxes	(2,047)	(22,001)
Income taxes	760	8,169
Loss on discontinued operations	¥(1,287)	$(13,832)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

26. Segment information:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information:

Product information—

The following table provides product information for the years ended March 31, 2008, 2009 and 2010:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥223,068	¥181,255	¥203,845	$2,190,939
Other small precision brushless DC motors	92,359	73,187	75,641	812,995
Brushless DC fans	46,525	37,345	32,651	350,935
Other small precision motors	23,730	22,286	18,023	193,712

Sub-total	385,682	314,073	330,160	3,548,581
Mid-size motors	96,377	77,156	73,381	788,704
Machinery	68,858	69,435	47,966	515,542
Electronic and optical components	145,896	122,552	107,173	1,151,902
Others	27,548	27,587	28,779	309,319

Consolidated total	¥724,361	¥610,803	¥587,459	$6,314,048

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The “Machinery” group of products consists of test systems, measuring equipment, power transmission equipment, factory automation systems, card readers and industrial robots.

The “Electronic and optical components” group of products consists of camera shutters, camera lens units, switches, trimmer potentiometers, motor driven actuator units, processing and precision plastic mold products.

“Others” consists of auto parts, pivot assemblies, other components and other services.

Geographic information—

Revenues from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2008, 2009 and 2010, and long-lived assets for the years ended March 31, 2009 and 2010 are as follows:

The Net sales and Long-lived assets by our consolidated subsidiaries located in Hong Kong are reclassified from “Other” to “China” starting in this fiscal year. Figures for the year ended March 31, 2008, 2009 have been retrospectively reclassified.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Net sales:
Japan	¥355,096	¥304,317	¥258,247	$2,775,656
U.S.A.	19,513	12,864	11,352	122,012
Singapore	56,626	37,811	33,673	361,920
Thailand	109,994	93,306	102,261	1,099,108
The Philippines	13,374	12,394	14,884	159,974
China	109,813	106,928	126,470	1,359,308
Other	59,945	43,183	40,572	436,070

Consolidated total	¥724,361	¥610,803	¥587,459	$6,314,048

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31, 2010
	2009	2010
Long-lived assets:
Japan	¥83,541	¥84,935	$912,887
U.S.A.	1,387	1,326	14,252
Singapore	1,559	1,505	16,176
Thailand	30,464	37,351	401,451
The Philippines	11,202	11,826	127,107
China	37,913	37,329	401,214
Other	23,619	27,035	290,574

Consolidated total	¥189,685	¥201,307	$2,163,661

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

NIDEC changed its segment reporting in line with the changes NIDEC made in its management decision-making process from the year ended March 31, 2010. In August 2009, NIDEC integrated the operation of Nidec Electronics GmbH into those of Nidec Motors & Actuators (Germany) GmbH within the NMA segment, and also integrated the operations in China previously included within the NCD segment, other than the DC motors and fans operations, and the in-car motors operations previously included in the All Others segment into the NMA segment, to enhance its automobiles motors businesses. In October 2009, NIDEC reorganized the operations of Nidec Shibaura Corporation (“NSBC”) and those of Nidec Power Motor Corporation into Nidec Techno Motor Holdings Corporation (“NTMC”) to enhance its mid-size motors businesses. As a result, NIDEC has created the NTMC segment consisting of its operations relating to mid-size motors for home appliances and industrial use, which were previously included in the NSBC segment and the All Others segment.

The NSCJ and NNSN segments are no longer reported as reportable segments and are included in the All Other segment in the current period due to their immateriality.

All prior period information has been reclassified in accordance with the current period presentation.

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

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China excluding mid-size motors businesses, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily sells hard disk drive motors, DC motors, fans, and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

The NTMC segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its subsidiaries in Japan, China and Thailand, which primarily produce and sell mid-size motors.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell in-car motors.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

NIDEC has 14 reportable segments, NCJ, NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSRV, NTMC and NMA which have been identified in accordance with ASC 280, “Segment Reporting” (formerly SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental income or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSRV’s operating income or loss is determined using Japanese GAAP, NET applies Thai accounting principles, NCC and NCD apply Chinese accounting principles, NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles, NCF applies Philippine accounting principles, NTMC mainly applies Japanese GAAP, and NMA applies mainly International Financial Reporting Standards (IFRS). Therefore NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following tables show net sales to external customers and other financial information by operating segment for the years ended March 31, 2008, 2009 and 2010:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Net sales to external customers:
NCJ	¥88,954	¥62,260	¥67,285	$723,184
NET	95,859	80,247	87,764	943,293
NCC	14,161	18,305	22,948	246,647
NCD	4,190	7,725	6,976	74,979
NCS	45,472	27,118	26,157	281,137
NCH	39,359	37,761	50,066	538,113
NCF	5,833	7,517	10,891	117,057
NSNK	46,259	51,035	36,244	389,553
NCPL	63,779	53,090	45,031	483,996
NTSC	20,829	20,495	23,148	248,796
NCEL	22,392	19,666	17,179	184,641
NSRV	25,378	20,029	15,128	162,597
NTMC	48,137	41,341	35,029	376,494
NMA	48,487	34,348	32,186	345,937
All Others	151,058	117,779	103,616	1,113,671

Total	720,147	598,716	579,648	6,230,095
US GAAP adjustments*[1]	(3,749)	4,101	(922)	(9,910)
Others*[2]	7,963	7,986	8,733	93,863

Consolidated total	¥724,361	¥610,803	¥587,459	$6,314,048

*1	US GAAP adjustments are mainly related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt.
*2	Revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC had sales to one customer of ¥77,148 million for the year ended March 31, 2008 and sales to two customers of ¥123,640 million for the year ended March 31, 2010 within the NCJ, NET, NCC, NCS and “All Others” segments, that exceeded 10% of NIDEC’s net sales. There were no individual customers which exceeded 10% of the consolidated net sales for the year ended March 31, 2009.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Net sales to other operating segments:
NCJ	¥100,299	¥72,064	¥77,125	$828,945
NET	32,334	31,125	41,047	441,176
NCC	10,776	2,624	3,589	38,575
NCD	43,633	26,837	24,274	260,898
NCS	227	205	390	4,192
NCH	4,298	5,105	3,841	41,283
NCF	40,649	22,669	24,546	263,822
NSNK	12,092	11,001	10,886	117,003
NCPL	6,594	6,727	4,350	46,754
NTSC	292	199	180	1,935
NCEL	4,177	5,843	4,778	51,354
NSRV	3,549	4,508	4,939	53,085
NTMC	1,480	834	818	8,792
NMA	7,957	7,548	9,432	101,376
All Others	200,457	164,847	178,666	1,920,313

Total	468,814	362,136	388,861	4,179,503
Intersegment elimination	(468,814)	(362,136)	(388,861)	(4,179,503)

Consolidated total	—	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Operating income or loss:
NCJ	¥13,980	¥7,315	¥8,066	$86,694
NET	12,606	15,629	22,733	244,336
NCC	1,040	(324)	1,946	20,916
NCD	4,695	2,913	4,808	51,677
NCS	1,231	182	364	3,912
NCH	576	554	608	6,535
NCF	4,129	2,321	6,939	74,581
NSNK	4,608	4,473	2,865	30,793
NCPL	3,415	2,102	1,520	16,337
NTSC	1,301	1,088	1,686	18,121
NCEL	3,631	2,046	1,769	19,013
NSRV	372	(225)	792	8,512
NTMC	2,221	1,309	1,816	19,518
NMA	1,174	(407)	553	5,944
All Others	21,789	12,205	21,259	228,494

Total	76,768	51,181	77,724	835,383

Main components of U.S. GAAP adjustments:
Pension and severance costs	(483)	(30)	369	3,966
Lease	272	376	288	3,095
Consolidation adjustments mainly related to elimination of intersegment profits	(1,200)	2,803	399	4,288
Reclassification*[1]	6,702	(196)	(472)	(5,073)
Others*[2]	(4,662)	(2,119)	34	366

	¥77,397	¥52,015	¥78,342	$842,025

*1	Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes non-recurring gain for the year ended March 31, 2008, loss on sales or disposals of fixed assets the year ended March 31, 2009 and 2010.
*2	Income or loss of subsidiaries not included in management reports due to their immateriality are the main components of Others. Furthermore, Others includes amortization of capitalized assets related to the business acquisitions for the year ended March 31, 2008, 2009 and 2010.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Interest income:
NCJ	¥2,414	¥1,636	¥428	$4,600
NET	184	391	155	1,666
NCC	48	20	12	129
NCD	115	304	93	1,000
NCS	344	92	12	129
NCH	39	11	2	21
NCF	116	47	16	172
NSNK	564	415	228	2,451
NCPL	81	37	21	226
NTSC	0	1	0	0
NCEL	22	33	14	150
NSRV	122	29	6	64
NTMC	49	38	27	290
NMA	58	87	19	204
All Others	719	370	143	1,538

Total	4,875	3,511	1,176	12,640
Intersegment elimination	(2,292)	(1,269)	(633)	(6,804)

Consolidated total	¥2,583	¥2,242	¥543	$5,836

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Interest expense:
NCJ	¥1,764	¥1,038	¥511	$5,492
NET	1	3	0	0
NCC	244	111	36	387
NCD	0	0	0	0
NCS	0	0	0	0
NCH	0	0	0	0
NCF	243	69	4	43
NSNK	150	7	7	75
NCPL	25	7	5	54
NTSC	10	4	3	32
NCEL	3	2	7	75
NSRV	145	74	26	279
NTMC	342	256	148	1,591
NMA	262	234	87	935
All Others	1,287	673	362	3,892

Total	4,476	2,478	1,196	12,855
Intersegment elimination	(2,110)	(1,075)	(494)	(5,310)

Consolidated total	¥2,366	¥1,403	¥702	$7,545

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Depreciation:
NCJ	¥1,456	¥1,417	¥1,941	$20,862
NET	5,391	3,393	3,001	32,255
NCC	945	1,138	1,122	12,059
NCD	813	688	529	5,686
NCS	314	92	31	333
NCH	7	5	3	32
NCF	3,079	2,671	1,925	20,690
NSNK	1,006	1,190	822	8,835
NCPL	1,292	1,239	938	10,082
NTSC	766	709	654	7,029
NCEL	915	896	931	10,006
NSRV	318	452	471	5,062
NTMC	1,905	2,016	1,855	19,938
NMA	1,752	1,641	1,494	16,058
All Others	13,868	13,073	12,040	129,407

Total	33,827	30,620	27,757	298,334
U.S. GAAP adjustments*[1]	1,520	53	(63)	(677)
Others*[2]	987	1,474	1,491	16,025

Consolidated total	¥36,334	¥32,147	¥29,185	$313,682

*1	Some leased properties are not capitalized in the operating segments but are capitalized under U.S. GAAP.
*2	Depreciation expenses of subsidiaries not included in management reports due to their immateriality are the main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2010
	2008	2009	2010
Income tax expenses or benefit:
NCJ	¥4,069	¥3,831	¥445	$4,783
NET	179	529	2,735	29,396
NCC	0	54	182	1,956
NCD	267	548	1,022	10,985
NCS	103	0	5	54
NCH	98	89	90	967
NCF	14	13	7	75
NSNK	59	654	1,306	14,037
NCPL	1,199	538	671	7,212
NTSC	736	116	609	6,546
NCEL	1,328	705	519	5,578
NSRV	226	(66)	264	2,837
NTMC	187	(154)	508	5,460
NMA	336	46	433	4,654
All Others	4,529	3,338	4,062	43,659

Total	13,330	10,241	12,858	138,199

U.S. GAAP adjustments	567	(179)	895	9,620
Consolidation adjustments	1,961	2,413	3,766	40,476

Consolidated total	¥15,858	¥12,475	¥17,519	$188,295

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31, 2010
	2009	2010
Segment assets:
NCJ	¥466,817	¥405,958	$4,363,263
NET	45,208	59,842	643,186
NCC	10,143	13,785	148,162
NCD	20,933	23,251	249,903
NCS	11,591	11,137	119,701
NCH	10,718	17,120	184,007
NCF	14,930	21,920	235,598
NSNK	86,020	88,159	947,539
NCPL	46,564	55,578	597,356
NTSC	20,553	23,492	252,494
NCEL	27,314	29,319	315,123
NSRV	16,767	16,626	178,697
NTMC	29,890	49,032	526,999
NMA	29,017	34,865	374,731
All Others	177,302	212,138	2,280,072

Total	1,013,767	1,062,222	11,416,831
U.S. GAAP adjustments:
Lease	(436)	(493)	(5,299)
Property, plant and equipment	(2,970)	(3,059)	(32,878)
Deferred tax assets	9,343	8,015	86,146
Marketable securities	4,037	3,437	36,941
Others	(4,965)	(5,042)	(54,192)

Sub-total	5,009	2,858	30,718
Elimination of intersegment assets, net of taxes	(459,698)	(516,507)	(5,551,451)
Intangible assets and other fair value adjustments	14,064	13,680	147,034
Goodwill	71,060	72,111	775,054
To adjust affiliate from cost to equity method	(630)	(22)	(236)
Others*[1]	59,312	58,449	628,213

Consolidated total	¥702,884	¥692,791	$7,446,163

*1	Assets of subsidiaries not included in management reports due to their immateriality are the main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31, 2010
	2009	2010
Expenditure for segment assets:
NCJ	¥3,871	¥7,591	$81,589
NET	2,301	2,408	25,881
NCC	1,599	456	4,901
NCD	349	1,089	11,705
NCS	1	53	570
NCH	0	0	0
NCF	1,108	2,642	28,396
NSNK	2,270	419	4,503
NCPL	931	315	3,386
NTSC	360	263	2,827
NCEL	1,114	598	6,427
NSRV	1,410	87	935
NTMC	2,125	1,036	11,135
NMA	4,428	2,814	30,245
All Others	15,892	12,755	137,092

Total	37,759	32,526	349,592
Reconciliation*[1]	742	4,082	43,873

Consolidated total	¥38,501	¥36,608	$393,465

*1	The amounts of expenditure for segment assets are presented on an accrual basis while the amounts of consolidated total are presented on a cash basis.

NIDEC did not have significant non-cash items other than depreciation in reported profit. Equity in earnings of affiliates were not allocated to the segments in the financial information report available and were not regularly reviewed by NIDEC’s chief operating decision maker. Intersegment sales were made at prices that approximate current market value.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

27. Subsequent events:

Dividends for the second half of the fiscal year ended March 31, 2010

Subsequent to March 31, 2010, the Company’s Board of Directors declared a cash dividend of ¥5,572 million ($59,888 thousand) payable on June 2, 2010 to stockholders as of March 31, 2010.

Share Exchange Agreement with Nidec Servo Corporation

On April 26, 2010, at their respective board meetings held, the Company and Nidec Servo Corporation (“NSRV”) have decided to enter into a share exchange transaction (the “Share Exchange”) to make NSRV a wholly owned subsidiary of the Company and the two companies have signed a Share Exchange Agreement.

1) Reason for the share exchange

The Company and NSRV have determined that, in order for NSRV to further grow its business and improve its profitability, it is imperative that management decisions be made promptly and flexibly, resources be fully shared with the Company, investments by both the Company and NSRV produce better results, and an operational structure be established where NSRV is fully integrated with the Company to achieve better performance.

2) Share exchange procedure and effective date

The Share Exchange will become effective on October 1, 2010, per approval of NSRV’s shareholders at the ordinary general meeting held on June 18, 2010. The Company to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

3) Ratio applied to the allocation of shares

For each share of Nidec Servo common stock, 0.0570 shares of Nidec common stock will be allocated.

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of Nidec and Nidec Servo.

4) Number of shares of the Company allocated in the share exchange

Nidec expects to allocate 731,673 shares of its common stock in the Share Exchange. Nidec intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

28. Quarterly Financial Data for the year ended March 31, 2010: (Unaudited)

	Yen in millions
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	¥123,486	¥145,257	¥152,391	¥166,325	¥587,459

Operating expenses:
Cost of products sold	96,218	109,010	110,104	121,005	436,337
Selling, general and administrative expense	11,383	12,050	12,338	12,296	48,067
Research and development expenses	5,601	6,160	6,433	6,519	24,713

	113,202	127,220	128,875	139,820	509,117

Operating income	10,284	18,037	23,516	26,505	78,342

Other income (expense):
Interest and dividend income	201	176	225	236	838
Interest expense	(206)	(189)	(144)	(163)	(702)
Foreign exchange (loss) gain, net	(1,050)	(4,653)	1,750	985	(2,968)
(Loss) gain on marketable securities, net	(15)	255	(233)	45	52
Other, net	(464)	98	185	(379)	(560)

	(1,534)	(4,313)	1,783	724	(3,340)

Income from continuing operations before income taxes	8,750	13,724	25,299	27,229	75,002
Income taxes	(2,484)	(4,011)	(7,311)	(3,713)	(17,519)

Equity in net (losses) income of affiliated companies	(107)	28	32	2	(45)
Income from continuing operations	6,159	9,741	18,020	23,518	57,438
Loss on discontinued operations	(94)	(1,193)	—	—	(1,287)

Consolidated net income	6,065	8,548	18,020	23,518	56,151
Less: Net income attributable to noncontrolling interests	(246)	(579)	(1,705)	(1,660)	(4,190)

Net income attributable to Nidec Corporation	¥5,819	¥7,969	¥16,315	¥21,858	¥51,961

Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥42.22	¥63.43	¥117.13	¥156.92	¥379.70
Loss on discontinued operations attributable to Nidec Corporation	(0.44)	(6.22)	—	—	(6.66)
Net income attributable to Nidec Corporation	41.78	57.21	117.13	156.92	373.04
Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥42.22	¥63.43	¥117.13	¥156.92	¥379.70
Loss on discontinued operations attributable to Nidec Corporation	(0.44)	(6.22)	—	—	(6.66)
Net income attributable to Nidec Corporation	41.78	57.21	117.13	156.92	373.04
Cash dividends	¥30.00	—	¥25.00	—	¥55.00

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	U.S. dollars in thousands
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$1,327,236	$1,561,232	$1,637,908	$1,787,672	$6,314,048

Operating expenses:
Cost of products sold	1,034,157	1,171,647	1,183,405	1,300,570	4,689,779
Selling, general and administrative expenses	122,345	129,514	132,610	132,158	516,627
Research and development expenses	60,201	66,208	69,141	70,067	265,617

	1,216,703	1,367,369	1,385,156	1,502,795	5,472,023

Operating income	110,533	193,863	252,752	284,877	842,025

Other income (expense):
Interest and dividend income	2,160	1,892	2,418	2,537	9,007
Interest expense	(2,214)	(2,031)	(1,548)	(1,752)	(7,545)
Foreign exchange (loss) gain, net	(11,285)	(50,011)	18,809	10,587	(31,900)
(Loss) gain on marketable securities, net	(161)	2,740	(2,504)	484	559
Other, net	(4,987)	1,053	1,988	(4,074)	(6,020)

	(16,487)	(46,357)	19,163	7,782	(35,899)

Income from continuing operations before income taxes	94,046	147,506	271,915	292,659	806,126
Income taxes	(26,698)	(43,110)	(78,579)	(39,908)	(188,295)

Equity in net (losses) income of affiliated companies	(1,151)	301	344	22	(484)
Income from continuing operations	66,197	104,697	193,680	252,773	617,347
Loss on discontinued operations	(1,010)	(12,822)	—	—	(13,832)

Consolidated net income	65,187	91,875	193,680	252,773	603,515
Less: Net income attributable to noncontrolling interests	(2,644)	(6,224)	(18,325)	(17,842)	(45,035)

Net income attributable to Nidec Corporation	$62,543	$85,651	$175,355	$234,931	$558,480

Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	$0.45	$0.68	$1.26	$1.69	$4.08
Loss on discontinued operations attributable to Nidec Corporation	0.00	(0.07)	—	—	(0.07)
Net income attributable to Nidec Corporation	0.45	0.61	1.26	1.69	4.01
Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	$0.45	$0.68	$1.26	$1.69	$4.08
Loss on discontinued operations attributable to Nidec Corporation	0.00	(0.07)	—	—	(0.07)
Net income attributable to Nidec Corporation	0.45	0.61	1.26	1.69	4.01
Cash dividends	$0.32	—	$0.27	—	$0.59

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.