Form 20-F/A
period 2010-03-31
NIDEC CORP
filed 2010-06-28
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended March 31, 2010, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 24, 2010 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File that we are required to submit under Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and does not modify or update in any way the disclosures made in the Form 20-F.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010.)

1.2	Share Handling Regulations of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009.)

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

4.2

Share Exchange Agreement, dated April 26, 2010 between Nidec Corporation and Nidec Servo Corporation

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010.)

8.1	Subsidiaries of Nidec Corporation (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010.)

11.1	Code of Ethics (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009.)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010.)

Exhibit Number	Description
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010.)

13.1

Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010.)

13.2

Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010.)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

NIDEC CORPORATION

By:	/s/ Shigenobu Nagamori
Name:	Shigenobu Nagamori
Title:	President, Chief Executive Officer and Representative Director

Date: June 28, 2010