Form 20-F
period 2011-03-31
NIDEC CORP
filed 2011-06-23
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

As of March 31, 2011, 145,075,080 shares of common stock were outstanding, including 2,324,735 shares represented by 9,298,940 American Depositary Shares and 6,593,647 shares held in treasury.

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

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan, “THB” means the lawful currency of Thailand, “RMB” means the lawful currency of People’s Republic of China, and “MXN” means the lawful currency of the United Mexican States.

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital and financial markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in “Risk Factors” and elsewhere in this annual report and include, but are not limited to:

•

general economic conditions in the computer and other information technology, consumer electronics, industry machinery, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies;

•

our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the hard disk spindle motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development;

•	abrupt changes in our customers’ market position, particularly as a result of mergers and acquisitions;

•	our ability to acquire and successfully integrate companies with complementary technologies and product lines;

•	increase in raw material and labor costs;

•	exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated;

•	adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations; and

•	any negative impacts on our businesses from natural or human-caused disasters and other incidents beyond our control in the countries where we have production plants.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table includes selected historical financial data for the fiscal years ended March 31, 2007 through 2011 derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included elsewhere in this annual report.

Selected Financial Data

	Year ended March 31,
	2007(1)	2008(1)	2009(1)	2010(1)	2011	2011
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥611,341	¥724,361	¥610,803	¥586,029	¥688,530	$8,280,577
Cost of products sold	468,692	567,679	480,475	435,035	513,170	6,171,618
Selling, general and administrative expenses	45,025	49,702	51,488	48,025	56,845	683,643
Operating income	65,780	77,397	52,015	78,513	90,527	1,088,719
Income from continuing operations before income taxes	67,437	64,089	47,270	75,183	79,525	956,404
Net income attributable to Nidec Corporation	39,932	41,156	28,353	51,961	52,333	629,381
Balance sheet data (period end):
Total assets	¥662,623	¥671,714	¥702,884	¥692,791	¥748,205	$8,998,256
Short-term borrowings	78,848	68,854	221,342	115,467	52,018	625,592
Current portion of long-term debt	3,216	29,196	1,883	1,497	1,124	13,518
Long-term debt	31,560	3,430	2,578	1,745	101,819	1,224,522
Total Nidec Corporation shareholders’ equity	305,016	319,584	297,148	340,309	355,250	4,272,400
Common stock	65,868	66,248	66,551	66,551	66,551	800,373
Number of shares outstanding	144,780,492	144,987,492	145,075,080	145,075,080	145,075,080	145,075,080
Per share data:
Income from continuing operations per share—basic	¥281.37	¥288.57	¥215.10	¥380.43	¥391.94	$4.71
Loss on discontinued operations per share—basic	(5.34)	(4.57)	(17.68)	(7.39)	(16.03)	(0.19)
Net income attributable to Nidec Corporation per share—basic	276.03	284.00	197.42	373.04	375.91	4.52
Income from continuing operations per share—diluted	273.44	280.73	211.53	380.43	378.27	4.55
Loss on discontinued operations per share—diluted	(5.19)	(4.44)	(17.41)	(7.39)	(15.47)	(0.19)
Net income attributable to Nidec Corporation per share—diluted	268.25	276.29	194.12	373.04	362.80	4.36
Cash dividends paid per share	40.00	50.00	60.00	55.00	80.00	0.96

Note:

(1)	As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had previously been included within the “electronic and optical components” product category. As of September 30, 2009, we discontinued our semiconductor manufacturing equipment, or SME, business which had previously been included within the “machinery” category. As of March 31, 2011, we discontinued our specialty lens unit, or SLU, business which had previously been included within the “electronic and optical components” category. The operating results of the OPU, SME and SLU businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in our audited consolidated statements of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”. All prior period OPU, SME and SLU amounts in the above table, except for the balance sheet data, have also been so reclassified as to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2007 through 2010.

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥83.15 per $1.00, which was an approximate exchange rate in Japan on March 31, 2011. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at these rates or at all.

	High	Low	Average	Period-end
Year ended March 31,
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76
Calendar period
December 2010	84.23	81.67	83.34	81.67
January 2011	83.36	81.56	82.63	81.97
February 2011	83.79	81.48	82.54	81.94
March 2011	82.98	78.74	81.65	82.76
April 2011	85.26	81.31	83.18	81.31
May 2011	82.12	80.12	81.12	80.75

The above table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

As of June 10, 2011, the noon buying rate was ¥80.26 per $1.00.

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

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate Technology LLC, were approximately 10%, 11% and 9% of total net sales for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Sales to our top six customers represented approximately 36%, 41% and 36% of our net sales for the fiscal years ended March 31, 2009, 2010 and 2011, respectively, and the six customers also represented ¥36.7 billion, or 33%, ¥61.6 billion, or 41%, and ¥50.9 billion, or 33%, of our gross accounts receivable at March 31, 2009, 2010 and 2011, respectively. Most of our sales to the six largest customers relate to motors used in hard disk drives, or HDDs. Several of our top six customers have announced business combination transactions, upon the completion of which our customers will be further concentrated with the top two customers expected to account for approximately 25% of our net sales, based on our net sales for the fiscal year ended March 31, 2011. As a result of customer concentration, our net sales could be significantly impacted in the event of:

•	a significant reduction, delay or cancellation of orders from one or more of our significant customers,

•

a decision by one or more of our significant customers to select products manufactured or technologies developed by a competitor, or its own internally developed components, for inclusion in future product generations, or

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

A substantial portion of our net sales depends on sales of computers and computer peripherals that incorporate our products, including small precision motors. Although we have been diversifying our products and entering into new markets, such as motors for use in home appliances and automobiles, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

•	rapid technological change,

•	emergence of new processes for or approaches to data storage,

•	frequent new product introductions and short product life cycles,

•	significant price competition and price erosion,

•	fluctuating inventory levels,

•	alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns,

•	variations in manufacturing costs and yields, and

•	significant expenditures for manufacturing equipment and product development.

If any of the foregoing factors leads to a decline in the market for computers and computer peripherals, our net sales could decrease, and our results of operations could be materially and adversely affected.

We derive a substantial portion of our net sales from sales of spindle motors for hard disc drives, and a decrease in demand for, or prices of, HDDs could harm our business.

Net sales of spindle motors for HDDs in computers, and digital home appliances, such as DVD recorders, were 29.7%, 34.8%, and 28.5% of our total net sales in the fiscal years ended March 31, 2009, 2010, and 2011, respectively. Reduced demand for, or lower prices of, HDDs could result in a decrease in our net sales, adversely affecting our results of operations.

During an economic downturn, manufacturers of HDDs may suspend or reduce purchases of additional inventory from suppliers such as us. The rate of decline in average selling price accelerates when manufacturers lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to increase their market share.

Many of our customers implement a just-in-time inventory control system. Accordingly, we generally maintain inventory at or near our customers’ production facilities based on estimated demand. Our inventory was ¥69.5 billion at March 31, 2010 and ¥90.4 billion at March 31, 2011. A substantial amount of capital and cost is required to maintain inventory sufficient to meet orders from our customers in a timely manner. In addition, our estimates of future customer demand may prove excessive, exposing us to the risk of unsold inventory becoming obsolete and prices of our products being reduced.

Demand for HDDs may decline as a result of a shift in the computer industry to alternative storage technologies, such as solid-state drives, or SSDs. For example, demand for HDDs may decline if small portable PCs using HDDs are replaced by smart phones, tablet devices and other products, using SSDs, with functions overlapping with those of PCs. If the price per memory capacity for SSDs or other alternative technologies is reduced in the future to a level competitive with that for HDDs, demand for HDDs could decline, which in turn could result in reduced sales of our spindle motors.

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

We expect downward pricing pressure to continue in all markets where we provide our products. The hard disk drive industry, where competition is particularly harsh, is characterized by rapidly declining selling prices over the life of a product even for those products which are competitive and timely to market. For example, the average unit price of our spindle motors for HDDs on a Japanese yen basis decreased by approximately 15%, 15% and 8% during the fiscal years ended March 31, 2009, 2010 and 2011, respectively. On a U.S. dollar basis, the average unit price of our spindle motors for HDDs decreased by approximately 3%, 8% and 1% during the fiscal years ended March 31, 2009, 2010 and 2011, respectively. In general, the selling price of a spindle motor decrease over time as the supply of such products increases and as the existing technology becomes obsolete. Also, intense price competition among customers may pressure us to lower the prices of our products while the price of raw materials used in our products may increase due to rising demand for such raw materials in emerging economies, which may make it difficult for us to maintain the current level of profitability. If we are not able to achieve cost reductions, or develop new products with lower production costs, our business, financial condition and results of operations could be adversely impacted.

Also, the general purchaser preference particularly in the computer market is steadily shifting from higher-priced end-products to lower-priced end-products. If this trend further accelerates, or if the trend continues significantly longer than our expectation, there may be additional downward pricing pressure on our products, and our results of operations may be adversely affected.

If raw materials or components for our products are not available in quantities or at prices that we expect, our production could be significantly harmed.

We rely on third party suppliers for some of the raw materials, such as aluminum and rare earth materials, and some of the components, such as connectors, electric circuits, magnets and other unit assemblies, used in our manufacturing processes. Our production capacity will be limited if one or more of these materials or components become unavailable or available in reduced quantities due to increased prices for such materials. Financial or operational disruptions or slowdowns suffered by our principal suppliers or shippers, may negatively affect the availability of raw materials or components. In addition, governmental action that adds conditions to the use of raw materials or components or imposes additional disclosure or other regulatory compliance requirements relating to such materials or components may also affect their availability. We may have to devote significant resources to secure alternative suppliers or shippers, find substitutes for such materials or components, or develop designs and technologies that reduce or eliminate the need for such materials or components. If our sources of materials and supplies are unavailable for a significant period of time without any such substitute, design or technology, our operating results will be adversely affected.

We face aggressive competition both in the markets where we supply our main products and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

In the markets where we supply our main products, including small precision motors, we are under intensive price competitive pressure to reduce our prices as our competitors attempt to expand their market shares. In the markets in which we are attempting to expand our market share, including the home appliances and automobile parts markets, we compete with competitors that may have larger financial, research and development, manufacturing, sales, marketing and service capabilities and sources of support than we do, and that may also have established market recognition and long-standing customer relationships. In emerging markets, including those for electric and hybrid vehicle control systems, we also face severe competition with other new market entrants as they seek to expand their market shares.

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

We may not be able to successfully compete in all or some of our markets in the future if:

•

any of our markets develops faster than our expectations due to rapidly increasing demand or otherwise, causing our market share to decline relative to our competitors who are able to better meet increasing demand or otherwise cope with developing markets;

•	we are unable to achieve technological advancement necessary for our products to be accepted in the markets;

•

our competitors’ competitive efforts result in technological innovations, improved manufacturing efficiencies or enhanced research and developmental capabilities, rendering our products and technologies obsolete or uncompetitive;

•	mergers or consolidations among our competitors result in a relative decline in our competitive position; or

•	we are unable to obtain financial, technological, human and other resources necessary to maintain or enhance our investments.

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

If any defect is discovered in our products, or if any of the end-products in which our products are incorporated malfunctions, our reputation and results of operations may suffer by lost sales or costs associated with recalls or management distraction.

We manufacture complex, state-of-the-art motors and other electronic products and, as a result, are exposed to potential warranty and product liability claims arising from alleged or actual defects in our products in the normal course of business. In particular, widespread malfunction of any end-product in which our products are incorporated may lead to consumer dissatisfaction, recalls and, potentially, lawsuits. In the automobile motor and other parts markets, where we seek to expand our business, strict safety standards are imposed by applicable regulations and demanded by the public as malfunctioning vehicles could result in serious property damage, personal injuries and even death. If such malfunction is caused by or attributed or alleged to be attributed to defects in our products, our brand image could be damaged, we might be subject to adverse regulatory action or drawn into disputes with our customers, or our results of operations might be adversely affected by lost sales or costs associated with recalls. In addition, significant financial and human resources might be incurred, and management’s attention might be diverted, if we are required to defend ourselves against legal claims.

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

We rely to a large extent on production and sales in developing countries which may become politically or economically unstable and face risks resulting from unanticipated developments in those countries.

We manufacture and sell a large percentage of our products at locations in developing countries such as China, Thailand, the Philippines, Vietnam, Malaysia, Mexico, and Indonesia, in order to take advantage of more competitive production and sales costs and develop new markets for our products. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we can continue to manufacture our products cost-efficiently in proximity to our customers. The governmental authorities of those countries may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there.

Furthermore, business activities overseas exposes us to the following various risks related to foreign business transactions, and these risks may adversely affect our business, operating results, and financial condition:

•	economic slowdown or downturn in the relevant industries in foreign markets,

•	international currency fluctuations,

•	general strikes or other disruptions in working conditions,

•	labor shortage and the labor cost increase, especially in China and Thailand,

•	political instability,

•	changes in trade restrictions and tariffs,

•	the difficulties associated with staffing and managing international operations,

•	generally longer receivables collection periods,

•	unexpected changes in or imposition of new legislative or regulatory requirements,

•	relatively limited protection for intellectual property rights in some countries,

•	potentially adverse taxes,

•	cultural and trade differences,

•	additional cost of products exported overseas, including tariffs, shipping costs, and other duties and impositions, which may make our products less competitive in terms of price, and

•	significant time and capital required for expanding overseas businesses before achieving capital return.

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

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the various factors, including:

•	fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our products are sold and used, including the computer industry,

•	translation effect of exchange rate fluctuations on the results of our overseas subsidiaries and monetary assets and liabilities denominated in foreign currencies,

•	the availability and extent of utilization of our manufacturing capacity,

•	changes in our product, customer, or competitor mix, which can occur on short notice,

•	cancellation or rescheduling of significant orders, which can occur on short notice;

•	deferrals of customer orders in anticipation of new products, and

•	component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources which can occur on short notice.

Because our production and inventory are planned in advance of anticipated customer demand, if actual demand is significantly smaller than projected, we may suffer losses.

We typically plan our production and inventory levels based on customers’ advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonality or other factors. In order to secure sufficient production scale and productivity, we may make capital investments in advance of anticipated customer demand. We plan to make additional capital investments to expand our manufacturing capabilities particularly in emerging economic regions. If our manufacturing capabilities are under-utilized due to lower demand for our products, unavailability of raw materials or components, or for any other reason, such under-utilization could result in increases in utilization costs, depreciation expenses, impairment losses and inventory valuation losses and could have a greater material adverse impact on our results of operations and financial condition.

In addition, in anticipation of long lead times to obtain inventory and materials from our suppliers, we may also from time to time order materials in advance of anticipated customer demand. This advance investment and ordering may result in excess inventory levels, resulting in unanticipated inventory write-downs if expected orders fail to materialize. As of March 31, 2011, our inventory was 30.0% higher than it was as of March 31, 2010.

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

Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. Our acquisitions may not generate the operational and financial returns we expect. The success of our future acquisitions will depend upon factors such as:

•	our ability to manufacture and sell the products of the businesses acquired,

•	continued demand for these acquired products by our customers,

•	our ability to integrate the acquired businesses’ operations, products and personnel,

•	our ability to retain key personnel of the acquired businesses,

•	our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses,

•	accuracy of financial due diligence, and

•	our ability to identify possible liabilities that could negatively affect our business, operations or reputation during the due diligence process.

Our new and additional investments in other companies are subject to other uncertainties that may have a material adverse impact on our business. For example, the fair value of our investments in other companies may be impaired if their business results deteriorate, or as a result of a decline in the fair value of their securities that is other than temporary. Changes in economic policies of local governments, laws and regulations, and accounting rules applicable to companies in which we invest may also have a significant adverse effect on our financial results. In addition, in cases where we have a non-controlling interest in an investee, we typically cannot control the operations and the assets of the investee or make major decisions without the consent of other shareholders, or participants, or at all, or acquiring a controlling interest by increasing our shareholding interest.

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

While endeavoring to achieve our corporate objectives, we pursue business strategies that include, among others, improving profitability primarily through cost reduction measures and simultaneously seeking growth opportunities through expansion of our customer base and product lines. We may be, however, unable to achieve the profitability or returns expected by management. Changes in the business and economic environments in which we currently operate or aim to operate and other uncertain or unforeseen factors may make it difficult for us to achieve the targets management has set.

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

We assess our performance and make operating decisions based on financial information received from the 14 operating segments and others that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Techno Motor Holdings Corporation, Nidec Motor Corporation and Nidec Motors & Actuators. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segment data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments.

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

We conduct our business subject to ongoing regulation and associated regulatory compliance risks, including the effects of changes in laws, regulations, policies, voluntary codes of practice, accounting standards and interpretations in Japan and other countries in which we conduct our business. As we expand the range of our products and the geographical scope of our business, we will be exposed to risks that are unique to particular industries, markets or jurisdictions. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our business activities are subject to a wide range of environmental laws and regulations in Japan, Asia, the Americas, Europe and other areas. These laws and regulations include those relating to discharge of chemicals into the air and water, management, treatment and disposal of hazardous substances and wastes, product recycling, prevention of global warming and the obligation to investigate and clean up soil and groundwater contamination. Many of our operations require environmental permits, the terms of which may impose limits on our manufacturing activities and require the incurrence of costs to achieve compliance, and which may be subject to modification, renewal and revocation by the issuing authorities. We may be held responsible for payments or other compensation for noncompliance with or otherwise pursuant to applicable environmental laws, regulations and permits, in which case our reputation as well as our results of operations could be adversely affected. Moreover, if these laws, regulations and permits become more stringent in the future, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws, regulations and permits could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.

Our business activities are also subject to various other governmental regulations, both local and international, including antitrust, anti-bribery, intellectual property, consumer protection, taxation, export regulations, tariffs, foreign trade and exchange controls. Because our sales are mostly derived from small precision motor sales and because we have a dominant market share globally for small precision motors, any regulatory development or measure that affects sales or manufacturing of small precision motors in particular could reduce our sales or otherwise negatively affect our business. In addition, as our common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and American Depositary Shares representing shares of our common stock are listed on the New York Stock Exchange, we must also comply with applicable securities laws and regulations and accounting standards. Compliance with these and other applicable laws, regulations and standards could require significant financial, human and other resources. Moreover, our failure or inability to comply fully with these and other applicable laws, regulations and standards could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

In addition, future developments or changes in laws, regulations, policies, voluntary codes of practice, accounting standards, fiscal or other policies and their effects are unpredictable and beyond our control. Such developments and changes may require additional financial, administrative and human resources.

We have experienced and may in the future experience difficulties implementing effective internal controls over financial reporting.

As a public company, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as a company subject to the reporting obligations under the U.S. Securities Exchange Act of 1934, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our independent registered public accounting firm must also conduct an audit on the effectiveness of our internal control over financial reporting. We are also subject to regulations on internal control over financial reporting under Japanese law.

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

Furthermore, if management determines that our internal control over financial reporting is not effective for any period, we may be unable to timely file reports required under the U.S. Securities and Exchange Act of 1934, and our market perception could be negatively affected. Depending on the severity of, and causes and other factors relating to, a material weakness in internal control over financial reporting, we could be subject to liabilities or sanctions, including enforcement action by the SEC for violations of the U.S. securities laws and by the Japanese Financial Services Agency for violations of the Financial Instruments and Exchange Law. In addition, we could be restricted in our ability to access U.S., Japan and other markets for capital raising.

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

Our business depends on the continued employment of our senior management, engineers and other technical personnel, many of whom would be extremely difficult to replace. To maintain our current market position and support future growth, we will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is extremely intense, and we and our affiliates may be unable to attract and retain such additional personnel.

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

We have substantial goodwill and long-lived assets, including plants, property and equipment. In connection with any acquisition we make in the future, we may record additional goodwill depending on the terms of the acquisition. In accordance with U.S. GAAP, we review goodwill for impairment annually and goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. In addition, if long-lived assets do not generate sufficient cash flows, impairment losses will also have to be recognized. Any significant amount of such impairment losses will adversely affect our results of operations and financial condition.

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

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations and shareholders’ equity.

Sales to customers outside Japan accounted for 68.3%, 74.2% and 73.7% of our consolidated net sales during the fiscal years ended March 31, 2009, 2010 and 2011, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, Euro, Renminbi and Thai Baht. As a result, the appreciation of the Japanese yen and other currencies against the U.S. dollar will generally have a negative effect on our sales, operating income, and net income. We may experience volatility in our shareholders’ equity as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in Japanese yen.

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

Demand for our products may be adversely affected by unexpected economic trends in the countries or regions in which our products are sold. Economic downturns and declines in purchasing activities in markets worldwide may result in a decline in demand for our products. In particular, our products are often used in end-products that are subject to discretionary spending, such as personal computers, consumer electronic goods and automobiles, and thus, a downturn in the economy could affect our sales. If, for example, the global economic environment deteriorates due to the credit and financial crises in Europe, or the effects of the earthquake in northern Japan on March 11, 2011 spread beyond our expectations into broader market areas and result in lower demand for our products, our operating results and financial condition may be adversely affected.

Our ability to collect on our accounts receivable may be adversely affected by our customers’ worsening financial conditions.

Our accounts receivable as of March 31, 2011 was 1.8% higher compared to March 31, 2010. While we are taking measures to mitigate and manage credit risks with respect to our customers and business partners, if changes in the economic conditions of our major markets lead to unexpected levels of bankruptcies or defaults or otherwise result in our customers being unable to pay for our products on schedule or at all, our operating results and financial condition may be negatively affected.

Decreases in the value of Japanese or foreign stocks may adversely affect our financial results.

We hold Japanese and foreign stocks as part of our investment securities. The value of these stocks are inherently volatile and may decline substantially due to economic conditions or other factors, potentially resulting in our recording an impairment loss on such securities. Decreases in the value of Japanese or foreign stocks may also reduce stockholders’ equity on our balance sheet since, in accordance with U.S. GAAP, we include unrealized holding losses on available-for-sale securities, if any, in our accumulated other comprehensive income or loss, while other-than-temporary declines in market value, are charged to income for the period when the loss occurs.

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

Natural disasters, including earthquakes, fires, public health issues, armed hostilities, terrorism and other incidents, whether in Japan or any other country in which we operate, could cause damage or disruption to us, our suppliers or customers, or could create political or economic instability, any of which could harm our business. The spread of unknown infectious diseases, such as a new type of influenza virus, could also adversely affect our operations by rendering our employees unable to work, reducing customer demand or by disrupting our suppliers’ operations. Our network and information systems are important for normal operations, but such systems are vulnerable to shutdowns caused by unforeseen events such as power outages or natural disasters or terrorism, hardware or software defects, or computer viruses and computer hacking. Any of these events, over which we have little or no control, could cause a decrease in demand for our products or services, make it difficult or impossible for us to deliver products, for our suppliers to deliver components or for our customers to manufacture products, require large expenditures to repair or replace our facilities, or create delays and inefficiencies in our supply chain. For example, the earthquake in northern Japan on March 11, 2011 and subsequent events have disrupted the supply chain and infrastructure for Japan’s major manufacturing industries, including the computer and automobile industries. The disruption could continue or worsen or otherwise adversely affect the Japanese and overseas markets in which we operate.

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

Large shareholders may sell their shares of our common stock at any time, and such sale may cause our stock price to decline, even if our business is doing well.

As of March 31, 2011, there were 138,481,433 shares of our outstanding common stock (excluding treasury stock), of which 20,142,044 shares, or 14.5% of the outstanding shares, are beneficially owned by our President and CEO, Mr. Shigenobu Nagamori. These shares and, generally, the shares owned by other shareholders, can be sold on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan at any time. Additional sales of a substantial amount of our common stock in the public market by a large shareholder, or the perception that such sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our Directors and Corporate Auditors reside in Japan. A substantial portion of our assets and all or substantially all of the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgment obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec is a joint stock corporation that was incorporated and registered under the Japanese Commercial Code (which was replaced by the Company Law in May 2006) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our main telephone number is 81-75-935-6140. As of March 31, 2011, we had 158 subsidiaries located in 24 countries, and two affiliated companies located in Japan and the Philippines. We had 105,873 employees worldwide, 91.8% of which were employed outside Japan, as of March 31, 2011.

We are one of the leading global manufacturers of electric motors and related components and equipment. We aim to achieve sustainable business growth by solidifying our leadership position in motor drive technology and expanding our product portfolio into a broader spectrum of the global electric motor market. With a particular focus on brushless direct current motors, or brushless DC motors, we have constantly explored new ways to serve the global market through the introduction of energy-efficient, environment-friendly motor drives. Our growth as a manufacturer of electric motors to our current size and status has largely been the result of the acquisition and integration of businesses that have enabled us to build a strong product offering. We regard our ability to identify, purchase and integrate acquisition targets as an essential part of our core strategy and strength.

In September 2010, we acquired the motors and controls business of Emerson Electric Co., which was subsequently renamed “Nidec Motor Corporation” and, as a result, expanded our product portfolio in the “mid-size motors” business group. To reflect the portfolio expansion, we renamed our mid-size motors business group the “general motors” business group.

As part of our ongoing efforts to further accelerate growth and enhance the efficiency of management of our group companies, we have recently implemented a series of intra-group realignment transactions in the general motors business group. As part of these transactions, Nidec Power Motor Corporation and Nidec Shibaura Corporation were merged by absorption into an intermediate holding company, Nidec Techno Motor Holdings Corporation in March and April 2011, respectively. In addition, Nidec Motor Corporation and Nidec Sole Motor Corporation S.R.L. became subsidiaries of a single intermediate holding company, Nidec Motor Holdings Corporation, in April 2011.

In April 2011, we decided to transfer a portion of Nidec Corporation’s management function relating to Nidec-Kyori Corporation to Nidec-Shimpo Corporation through a corporate split transaction. The transaction is expected to become effective in July 2011. This intra-group reorganization transaction was part of our ongoing efforts to strengthen the financial base of each group company and enhance intra-group collaboration and operational synergy.

In October 2010, to more effectively manage, and more effectively share resources among our group companies engaged in the small precision motor business, we made Nidec Servo Corporation a wholly owned subsidiary through a share exchange transaction between Nidec Corporation and Nidec Servo. Immediately prior to the share exchange transaction, Nidec held a 64.3% ownership interest in Nidec Servo and, in exchange for 721,534 shares of its common stock previously held in treasury, Nidec acquired the remaining ownership interest in Nidec Servo.

In December 2010, we agreed with Sanyo Electric Co., Ltd. to purchase from Sanyo Electric all of the outstanding shares in Sanyo Seimitsu Co., Ltd. The transaction is expected to close in the fiscal year ending March 31, 2012.

The following list presents a selected history of our major acquisition activities relating to the expansion of our businesses involving small precision motors, general motors, machinery, electronic and optical components and other products:

During Fiscal Years Ended March 31,	Event
1989	We acquired Shinano Tokki Co., Ltd., a major manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then major manufacturer of audio equipment and hard disk drives for PCs. As a result, we gained the largest market share of spindle motors in the world.

1995	We acquired 38.5% of Kyoritsu Machinery Co., Ltd. and changed its name to Nidec Machinery Corporation. We subsequently increased our ownership to the current level of 60.0%. This company manufactures factory automation equipment for small precision motor assemblies and automated measuring instruments.

1995/ 2003	We acquired newly-issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, constituting 36.7% of its then outstanding shares. We subsequently increased our ownership to 51% and have consolidated its results since February 2002. Nidec-Shimpo became a wholly-owned subsidiary of Nidec by way of a share exchange, effective as of October 1, 2003. Nidec-Shimpo is a major manufacturer of stepless automatic transmission mechanisms.

1997/ 2002	At the time when Shimpo Industries became our consolidated subsidiary in February 2002, Shimpo Industries held 90.0% of the outstanding shares of Read Corporation, currently Nidec-Read Corporation. Shimpo Industries acquired Read Corporation from Nippon Steel Chemical Co., Ltd in 1997. Nidec-Read manufactures measuring/inspection equipment for electronic components, including printed circuit boards, ceramics, semiconductors and automotive parts. Nidec-Read became our majority-owned subsidiary in February 2002 as a result of the inclusion of Nidec-Shimpo in our scope of consolidation.

1998/ 2004	We acquired 17.7% of the outstanding shares of Copal Co., Ltd. in 1998, currently Nidec Copal Corporation, from Fujitsu Limited. Later in 1998, we increased our ownership of Nidec Copal to 42.8%. We further increased our ownership of Nidec Copal to 51.3% in February 2004. Nidec Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Nidec Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0% in 1998 and then to 51.0% in January 2004.

During Fiscal Years Ended March 31,	Event
1998/ 2012	We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering. We initially owned 40.0% of the joint venture. We subsequently dissolved the joint venture and purchased the remaining 60.0% interest from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary in September 2000. Nidec Shibaura mainly develops and manufactures precision motors for electric home appliances. In April 2011, Nidec Shibaura was merged by absorption into Nidec Techno Motor Corporation.

1999/ 2009	In October 1999, we acquired 71.0% of the outstanding shares of Nemicon Corporation, which was subsequently renamed Nidec Nemicon Corporation, a manufacturer of optical rotary encoders, proximity sensors and other electronic equipment. Later that year, we acquired an additional 2.1% share in the company. Nidec Nemicon. In March 2009, we disposed of all of the shares of Nidec Nemicon.

2000/ 2011	We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, subsequently renamed Nidec Power Motor Corporation, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services general motors for industrial equipment and home electrical appliances. Through this acquisition, we expanded our business in the field of general motors. In March 2011, we acquired the remaining shares of Nidec Power Motor, and Nidec Power Motor was merged by absorption into Nidec Techno Motor Corporation.

2004	In October 2003, we acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd., currently Nidec Sankyo Corporation. We subsequently increased our ownership of Nidec Sankyo to approximately 51% in February 2004.

2006	In November 2006, we acquired 98.9% of the outstanding shares of Fujisoku Corporation, which manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments.

2006	In December 2006, we acquired all of the voting shares of the motors and actuators business of Valeo S.A., France, currently Nidec Motors & Actuators. As a result, we have included the results of the Nidec Motor & Actuators group wholly-owned subsidiaries (consisting of seven companies) in our consolidated financial statements. These companies manufacture motors and actuators for automobiles such as air flow systems, body closure systems, occupant positioning systems and brake systems.

2007	In February 2007, we acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited, currently Nidec Component Technology Co., Ltd. Nidec Component Technology is engaged in manufacturing and sales of base plate die-casting and top covers used in hard disk drives.

During Fiscal Year Ended March 31,	Event
2008/ 2011	In April 2007, we acquired 51.7% of the common stock of Japan Servo Co., Ltd., currently Nidec Servo Corporation, a manufacturer of motors and motor-applied products. In October 2010, we acquired the remaining shares of Nidec-Servo.

2009	In June 2008, we acquired all of the shares of Shanghai Nidec Automotive Electric Motors Limited, a manufacturer of automotive DC motors used in window lift systems and anti-lock braking systems.

2009	In August 2008, we acquired 68.4% of newly issued shares of Copal Yamada, which manufactures and designs precision molds.

2010/ 2012	In August 2009, we acquired 60.0% of the voting interests in NTN-Nidec (Zhejiang) Corporation and NTN-Nidec (Thailand) Co., Ltd. to make them our wholly owned subsidiaries. These two companies were renamed Nidec Bearing (Zhejiang) Corporation and Nidec Bearing (Thailand) Corporation, respectively. These companies manufacture sintered-alloy fluid dynamic bearing units. In April 2011, Nidec Bearing (Zhejiang) Corporation was merged by absorption into Nidec (Zhejiang) Corporation.

2010	In January 2010, we acquired all of the voting interests in the household motor business of Appliances Components Companies S.p.A. in Italy, which was renamed Nidec Sole Motor Corporation S.R.L.

2010	In February 2010, we acquired 90.0% of the outstanding shares of SC WADO Co., Ltd., a base plate manufacturer in Thailand.

2011	In September 2010, we acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls business, currently Nidec Motor Corporation which manufactures industrial, air conditioning and home appliance motors.

For a further discussion of our significant acquisitions and dispositions, see Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

In December 2008, we discontinued our optical pickup unit, or OPU, business as part of our efforts to concentrate management and capital resources on businesses in new and growth areas. In September 2009, we discontinued the semiconductor manufacturing equipment, or SME, business in order to improve profitability by prioritizing our investment of management and capital resources on the development and production of new products in the automobile parts and measuring equipment businesses, which we believe have greater potential for growth. In March 2011, we discontinued the specialty lens unit, or SLU business in order to improve profitability by prioritizing our investment of management resources to the development and production of new products and business areas with more potential for growth. For a further discussion on the discontinued businesses, see Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

For the fiscal years ended March 31, 2009, 2010 and 2011, our capital expenditures, as shown in our consolidated statements of cash flows for those fiscal years, were ¥38,501 million, ¥36,608 million and ¥55,010 million, respectively. Major capital expenditures for the last three fiscal years included additional expansions of our property, plant and equipment for hard disk spindle motors in Thailand and the Philippines.

Our currently planned capital expenditures for the fiscal year ending March 31, 2012 include investments of approximately ¥23,943 million in production plants and facilities, mainly in Asia, and various additional other investments, including:

-	Nidec research and development Center in Japan (Nidec Corporation)

-	Electric components, small precision motors and machinery manufacturing factories in Japan (Nidec Sankyo group)

-	General motors manufacturing factory in the United States (Nidec Motor Corporation)

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our Basic Strategy

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

Inefficient motors result in significant energy waste. With an increase in electricity costs, energy lost due to inefficient motors essentially translates into economic loss. In addition, since a large portion of the power generated in the world currently comes from the burning of fossil fuels, wasted energy due to motor inefficiency contributes to an increase in the amount of pollution created in the power generation process. The widespread use of high-efficiency, advanced electric motor solutions is expected to enhance the possibilities of reducing energy costs for end users, reducing the consumption of fossil fuels for energy production, and decreasing the amount of harmful emissions released into the atmosphere.

In addition to these factors, we believe the primary catalysts driving demand for highly sophisticated electric motors would include:

•	Advances in electronic support for greater living comfort and safety (e.g., electronic vehicle control and home appliance digitalization);

•	Growth in emerging markets, and

•	Increasingly stricter global energy efficiency standards.

The core of our current strategies revolves around how we can contribute to and take advantage of the foregoing market shift by leveraging our specialized motor technologies, particularly those associated with the brushless DC motor.

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

Brushless DC motors are gaining popularity and have come to dominate many applications requiring precise speed control, despite their higher cost compared to conventional motor types. Hard disk drives, optical disk drives and cooling fans for consumer and enterprise computers and DVD recorders and players already use brushless DC motors exclusively. Higher-torque brushless DC motors are beginning to be utilized in hybrid and electric vehicles, home appliances, office equipment and industrial machinery. We believe brushless DC motors can potentially be employed in any area currently fulfilled by conventional DC motors.

Our Business Model

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

As an independent participant in multiple supply chains in multiple product markets, we supply products to higher-tier suppliers and ODM and OEM customers. We provide our specialized capabilities in motor-drive solutions that customers otherwise do not have direct access to, or can not cost-effectively create or manage internally. We seek to maintain and further develop these capabilities to compete with our current and potential competitor suppliers worldwide. The customers in the supply chains we currently serve generally have the following attributes:

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

We believe our key strengths and capabilities can be summarized as follows:

•	Strategic foresight to identify future growth opportunities and challenges, and agility in responding to the accompanying changes in technologies, markets and trends,

•	Rich pool of specialized proprietary technologies and related expertise in customization and processing,

•	Short time to market enabled by highly specialized, focused operations,

•	Cost advantages generated by effectively spreading the costs of specialized capabilities over significantly large production volume for serving multiple customers,

•	Ability to build long-term, close relationships with customers based on an in-depth understanding of their challenges and goals,

•	Corporate culture that prioritizes employees’ creativity, labor enthusiasm, and swiftness in decision-making, and

•	Extensive experience in successful mergers and acquisitions and post-merger integration.

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

From a technical perspective, our business model first demonstrated its validity in establishing our leadership in the global market for spindle motors for hard disk drives. In the 1980’s, the computer industry was seeking innovative solutions that would enable smaller-footprint computer for home and office uses (personal computers, or PCs) without compromising performance. The manufacturers of the hard disk drive, a storage device used to store digitally encoded data in the computer and server, were also looking for innovative ways to dramatically reduce the size and improve the performance of their hard disk drives. They needed a new platter, new read and write head, and among all things, a new type of electric motor. We had anticipated the need for smaller yet higher-performing motors early on and successfully developed our proprietary brushless DC motor technology and associated mass-production expertise ahead of our competitors. Our brushless DC motor quickly replaced the traditional brush-commutated DC motor, or brush DC motor, to become the mainstream motor solution for hard disk drives, and subsequently, optical disk drives.

Our motor drive technology has since evolved through waves of innovation and modification to fulfill a role fine-tuned to the needs of the times. Exhibiting enhanced rotation accuracy, controllability, lightness, quietness and operating life, coupled with significantly improved energy-efficiency and environmental advantages, our motor portfolio has extended its reach beyond the information technology field into many other market segments where we find new demand. Our current focus is on new applications arising from consumers’ preference toward energy-saving lifestyle, greater comfort and safety. Among the most prospective application areas, we place particular emphasis on electric and hybrid automobiles, home electric appliances and industrial equipment, for which we believe highly controllable, energy-saving and environmentally-friendly motors are increasingly sought after.

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

Inventory and Delivery

Our major revenue streams currently come from the customers who adopt a just-in-time system, or JIT, under which the customers produce only what is required in the correct quantity and at the correct time, to keep their stock levels to a minimum. Accordingly, we are expected to deliver our products to the customers’ loading bays within a narrow time slot.

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

See “Item 3.D. Key Information—Risk Factors—Because our production and inventory are planned in advance of anticipated customer demand, if actual demand is significantly smaller than projected, we may suffer losses.”

Quality

Our quality initiatives revolve around continuous improvement and optimization of all processes—from product development, purchasing, production and sales to delivery—in order to provide maximum value for our customers. We adopt quality as a competitive strategy and implement techniques, such as ISO 9001 certification and statistical process controls, to meet customer demands and improve overall business performance.

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

See “Item 3.D. Key Information—Risk Factors—If any defect is discovered in our products, or if any of the end-products in which our products are incorporated malfunctions, our reputation and results of operations may suffer by lost sales, costs associated with recalls or management distraction.”

Strategic Investments and Business Acquisitions

Strategic investments and business acquisitions in potentially higher value areas are essential to our success in terms of broadening our technological horizons, enriching our products and customer portfolio, and eventually developing an optimal mix of revenue and profit streams. Specifically, our core investment efforts are currently being directed to the following areas:

-	Research and development of energy-efficient, environment-friendly electric motors,

-	Expansion of selling and manufacturing capacities in emerging countries, and

-	Mergers and acquisitions of electric motor businesses in the household appliance, automotive and industrial motor industries.

See “Item 3.D. Key Information—Risk Factors—Our growth has been based in part on acquisitions of, or investments in, other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets.”

B. Business Overview.

A massive earthquake that occurred in the northern part of Japan on March 11, 2011 and subsequent events disrupted some of the international markets we serve. Although physical damage to our plants, facilities and other tangible assets was relatively limited, the disruption of the global supply chains, particularly the PC supply chain, significantly constrained our customers’ procurement activities and resulted in abrupt postponements and cancellations of orders for some of our products, including electric motors used in hard disk drives and optical disk drives, during the last few weeks of the fiscal year ended March 31, 2011. In the first quarter of the current fiscal year, however, we believe the overall supply chain conditions surrounding our businesses headed towards normal levels.

The impact of the earthquake and subsequent events have remained at a manageable level to date and, based on the information currently available to us, we have decided to continue to pursue the growth strategy, investment plans, and research and development initiatives that we formulated prior to the earthquake. There could be developments, however, including additional earthquakes and a possible nationwide implementation of planned power outages attributable to the recent nuclear power plant accident, that would have a material negative impact on our results of operations. See “Item 3.D. Key Information—Risk Factors—Natural disasters, public health issues, armed hostilities, terrorism and other causes over which we have little or no control could harm our business” and “Item 3.D. Key Information—Risk Factors—An unexpected drastic decline in the global economies may result in reduced demand for our products.”

We classify our operations into five business groups based primarily on the similarity of products in type and use. The business groups and major categories of products offered in each business group as of March 31, 2011 are as follows:

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

•

General Motors: Automotive motors (for power steering systems, engine and fuel cell cooling systems, seat adjusters, window lifts, door lock actuators, traction systems, and other products), home appliances motors (for air conditioning systems, air purification systems, washing machines, refrigerators, dish washers and other products), and industrial motors (for machine tools, heat pump and water heater systems, elevators, barrier-free facilities, electric tools, air compressors, and other products) . This business group, which was previously called “Mid-size Motors,” has been renamed to reflect the expansion of its product portfolio as a result of our acquisition of Emerson Electric Co.’s motors and controls business in September 2010;

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

Sales by Product Category

The table below summarizes a breakdown of our consolidated net sales by business group and product category for each of the periods indicated:

	(Yen in millions, except percentage data)
	For the year ended March 31
	2009		2010		2011
Small precision motors:
Hard disk drives spindle motors	¥181,255	29.7%	¥203,845	34.8%	¥196,265	28.5%
Other small precision brushless DC motors	73,187	12.0%	75,641	12.9%	72,541	10.5%
Brushless DC fans	37,345	6.1%	32,651	5.6%	33,801	4.9%
Other small precision motors	22,286	3.6%	18,023	3.1%	18,883	2.8%

Sub-total	314,073	51.4%	330,160	56.4%	321,490	46.7%
General motors (Note 2)	77,156	12.6%	73,381	12.5%	137,251	20.0%
Machinery (Note 3)	69,435	11.4%	47,966	8.2%	77,329	11.2%
Electronic and optical components (Note 4)	122,552	20.1%	105,743	18.0%	117,843	17.1%
Others	27,587	4.5%	28,779	4.9%	34,617	5.0%

Consolidated total	¥610,803	100.0%	¥586,029	100.0%	¥688,530	100.0%

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.
(2)	This business group, which was previously called “Mid-size Motors,” has been renamed to reflect the expansion of its product portfolio as a result of our acquisition of Emerson Electric Co.’s motors and controls business in September 2010.
(3)	Operations of the semiconductor production equipment (die bonder) business, formerly included in the “Machinery” business group, were reclassified as discontinued operations in September 2009 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Net sales for the fiscal year ended 2009 have been retrospectively adjusted to reflect this reclassification.
(4)	Operations of the specialty lens units business, formerly classified in the “Electronic and Optical Components” business group, were reclassified as discontinued operations in March 2011 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year sales amounts in the table have been retrospectively adjusted to reflect this reclassification.

For the fiscal year ended March 31, 2011, electric motors, which include Small Precision Motors and General Motors, represented 66.7% of our total net sales, with Machinery, Electronic and Optical Components, and Others comprising the remainder.

Small Precision Motors

The Small Precision Motors business covers a broad array of direct-current, or DC, electric motors operating at less than 100 watts. This business group constitutes the core of our consolidated operations and accounted for 46.7% of our consolidated net sales for the fiscal year ended March 31, 2011. More than a majority of small precision motor sales are represented by brushless DC motors used in the computer, home electronics and office equipment industries. See “Item 3.D. Key Information—Risk Factors—Because of our dependence on the computer industry, our business may be adversely affected by a decline in the computer market.”

This business group is divided into four product categories according to application: (1) hard disk drives spindle motors, (2) other small precision brushless DC motors, (3) brushless DC fans, and (4) other small precision motors.

The details of each product category are as follows:

(1) Hard disk drives spindle motors

We manufacture spindle motors for hard disk drives used in personal computers, computer servers, and a range of digital consumer electronics. This product category represented 61.0% of our Small Precision Motors sales for the fiscal year ended March 31, 2011.

Our hard disk spindle motors fall into three groups based on their hard disk drive form factors, or disk platter diameters, as follows:

(a)	3.5-inch form factor—for desktop PCs, servers, personal video recorders (PVRs), digital flat TVs, and portable external storage,

(b)	2.5-inch form factor—for notebook PCs (including ultra mobile PCs), PVRs, game machine consoles, digital flat TVs, servers, external hard disk drives, and

(c)	Sub-1.8-inch form factor—for handheld digital devices.

We currently supply spindle motors to all of the major hard-disk drive manufacturers in the world. In the fiscal year ended March 31, 2011, approximately 30.8% of our hard disk drive spindle motor sales came from Seagate Technology LLC, 30.4% from Western Digital Corporation, 26.0% from Hitachi Global Storage Technologies, and the remainder from Samsung and Toshiba Corporation. See “Item 3.D. Key Information—Risk Factors—Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.”

Substantially all of our sales of hard disk drive spindle motor are denominated in U.S. dollars.

In this market, we currently compete with three motor suppliers: Alphana Technology Co., Ltd., Minebea Technology Co., Ltd., and Samsung Electro-Mechanics.

Demand for hard disk drive spindle motors typically peaks in the autumn-winter season, driven by corporate IT spending and consumer spending in the back-to-school and holiday shopping seasons. The following are some of the key recent market trends we consider significant to our hard disk drives spindle motor business:

•

Global demand for electronic data storage is exhibiting stable growth, reflecting continued proliferation of personal and enterprise digital content that is stored, shared, protected and distributed in increasingly high volume.

•

The hard disk drive market indicates a trend towards more economical, energy-efficient server disk drives with smaller footprints, reflecting the industry’s focus shifting further to cloud storage, a model of networked online storage where data is stored on multiple third-party servers at data centers.

•

New-generation handheld devices (e.g, smartphones and tablet PCs) have emerged to compete with the conventional small-form-factor PCs generally known as notebooks. Operating in the cloud storage environment and using solid-state drives as their only built-in storage media, these handheld devices are, on one hand, serving as a catalyst for the high-capacity, server-oriented hard disk drives market but, on the other hand, posing a constraint on the low-capacity hard disk drives market.

•

Horizontal and vertical consolidations in the hard disk drive industry, primarily aimed to bolster server-class, high-capacity storage solutions and establish a blended storage platform featuring both hard disk drives and solid-state drives, have accelerated in recent years, influencing the competitive positions of the upstream component suppliers.

See “Item 3.D. Key Information—Risk Factors—We derive a substantial portion of our net sales from sales of spindle motors for hard disc drives, and a decrease in demand for, or prices of, HDDs could harm our business.”

(2) Other small precision brushless DC motors

The principal products in this product category are brushless DC motors used in optical disk drives primarily for PCs, digital video recorders, and high-end office equipment, including laser printers and hybrid copiers. A significant portion of the operations is conducted by Nidec Corporation and Nidec Sankyo Corporation. In this product category, our major customers are Japanese, Korean and Taiwanese electronics companies. Our competitors are for the most part Japanese and Korean component manufacturers, including our customers’ motor manufacturing divisions. This product category represented 22.6% of our Small Precision Motors sales for the fiscal year ended March 31, 2011.

(3) Brushless DC Fans

Our brushless DC fans, which are used to disperse the excess heat generated by electronic components, thereby keeping electrical equipment cool, currently have applications in PCs and computer servers, game machine consoles, mobile phone base stations and a variety of other products that require cooling functions. This product category is managed by Nidec Corporation and Nidec Servo Corporation. We mainly supply brushless DC fans to the world’s major manufacturers of PCs, microprocessors, game machine consoles, and networking and communications equipment. Our competitors are for the most part Japanese and Taiwanese component manufacturers. This product category represented 10.5% of the Small Precision Motors sales for the fiscal year ended March 31, 2011.

(4) Other Small Precision Motors

This product category consists of various types of small electric motors other than brushless DC motors. Electric motors in this product category are manufactured and sold by our consolidated subsidiaries and include the following:

•	stepping motors for refrigerator icemakers, optical disk drives, camcorders, digital still cameras and car navigation systems,

•	vibration motors for mobile phones, brush DC motors for CD and DVD players, and

•	servo motors for industrial equipment and home appliances.

This product category represented 5.9% of the Small Precision Motors sales for the fiscal year ended March 31, 2011.

General Motors

The General Motors business group provides electric motors with power output higher than that of small precision motors and has applications in home appliances, automotive systems and industrial equipment. The home appliance motor business is primarily conducted by Nidec Motor Corporation, Nidec Shibaura Corporation and Nidec Sole Motor Corporation S.R.L. The automotive motor business is conducted by Nidec Motors & Actuators, Nidec Corporation and Nidec Motor Corporation. The industrial motor business is mainly conducted by Nidec Motor Corporation and Nidec Power Motor Corporation. In the General Motors business, we manufacture and sell electric motors to many of the world’s major electronics companies, factory automation equipment manufacturers and automotive system manufacturers based in Europe, the United States, Japan and other Asian countries. We compete with independent electric motor suppliers worldwide and our customers’ own motor manufacturing units. For a more detailed discussion of our recent acquisitions of business, and internal reorganizations of subsidiaries, engaged in the General Motors business, see “—A. History and Development of the Company.”

This business group currently derives a significant portion of its revenues from the home appliances and automobile industries and represented 20.0% of our consolidated net sales for the fiscal year ended March 31, 2011.

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

This business group generally exhibits a marked sensitivity to capital spending fluctuations, owing to its high exposure to the factory automation systems market. This business group represented 11.2% of our consolidated net sales for the fiscal year ended March 31, 2011.

Electronic and Optical Components

The Electronic and Optical Components business is conducted primarily by: Nidec Copal Corporation in the camera shutter and lens unit, metal casing and other industries, Nidec Sankyo Corporation in the precision plastic molding, home appliance unit and other industries, and Nidec Electronics Corporation in the switch, trimmer potentiometer, actuator and other industries. Our primary customers are the world’s major manufacturers of digital cameras, mobile phones and various control devices. We mainly compete with Japanese and other Asian component manufacturers, who are either independent or our customers’ own manufacturing units.

This business group covers a broad spectrum of component markets and is particularly influenced by trends in the digital camera market and private-sector equipment investment. The product range is diverse and manufacturing operations are frequently performed in small lots or on order. This business group represented 17.1% of our consolidated net sales for the fiscal year ended March 31, 2011.

Others

The Others business includes various operations not covered by other business groups, primarily consisting of manufacturing and sales of automobile parts and pivot assemblies for hard disk drives, and the provision of logistics and other services. Those operations are conducted by Nidec Tosok Corporation and Nidec Corporation and its other subsidiaries. This business group represented 5.0% of our consolidated net sales for the fiscal year ended March 31, 2011.

Sales by Geographic Market

The following tables present a breakdown of our geographic revenues based on the locations of business entities generating sales and the locations of customers for each of the periods indicated:

Geographic revenues based on the locations of business entities generating sales

	Yen in millions, except percentage data
	For the year ended March 31
	2009		2010		2011
Japan	¥304,317	49.8%	¥256,817	43.8%	¥304,897	44.3%
U.S.A.	12,864	2.1%	11,352	1.9%	46,579	6.8%
Singapore	37,811	6.2%	33,673	5.8%	28,015	4.1%
Thailand	93,306	15.3%	102,261	17.5%	99,932	14.5%
The Philippines	12,394	2.0%	14,884	2.5%	10,657	1.5%
China	106,928	17.5%	126,470	21.6%	142,285	20.7%
Other	43,183	7.1%	40,572	6.9%	56,165	8.1%

Consolidated total	¥610,803	100.0%	¥586,029	100.0%	¥688,530	100.0%

Geographic revenues based on the locations of customers

	Yen in millions, except percentage data
	For the year ended March 31
	2009		2010		2011
North America	¥20,157	3.3%	¥17,604	3.0%	¥55,237	8.0%
Asia	356,066	58.3%	377,842	64.5%	394,529	57.3%
Europe	37,535	6.1%	36,945	6.3%	52,497	7.6%
Other	3,698	0.6%	2,628	0.4%	5,440	0.8%
Overseas sales total	417,456	68.3%	435,019	74.2%	507,703	73.7%
Japan	193,347	31.7%	151,010	25.8%	180,827	26.3%

Consolidated total	¥610,803	100.0%	¥586,029	100.0%	¥688,530	100.0%

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.
(2)	Operations of the semiconductor production equipment (die bonder) business, formerly included in the “Machinery” business group, were reclassified as discontinued operations in September 2009 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Net sales for the fiscal year ended 2009 have been retrospectively adjusted to reflect this reclassification.
(3)	Operations of the specialty lens units business, formerly classified in the “Electronic and Optical Components” business group, were reclassified as discontinued operations in March 2011 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year sales amounts in the table have been retrospectively adjusted to reflect this reclassification.

See “Item 3.D. Key Information—Risk Factors—We rely to a large extent on production and sales in developing countries which may become politically or economically unstable and face risks resulting from unanticipated developments in those countries.”

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

Supply Sources

Our major requirements for basic raw materials include aluminum, steel, copper, electronics, and to a lesser extent, rare earth minerals, plastics and other petroleum-based chemicals. We have multiple supply sources for each of its major requirements and is not significantly dependent on any one or a few suppliers. Although recent high prices for some raw materials have negatively affected our margins for some of our businesses, the raw materials and various purchased components required for our products have generally been available in sufficient quantities.

See “Item 3.D. Key Information—Risk Factors—If raw materials or components for our products are not available in quantities or at prices that we expect, our production could be significantly harmed.”

Government Regulation and Environmental Standards

Our business activities are subject to various governmental regulations in the jurisdictions in which we operate, including those relating to customs, import and export control, foreign exchange controls, competition or antitrust, intellectual property, protection of the environment, product safety, and labor.

In Japan, we are subject to environmental regulation under the Air Pollution Control Law, the Water Pollution Control Law, the Wastes Disposal and Public Cleaning Law, the Law for the Promotion of Effective Utilization of Resources, the Basic Law for Establishing a Recycling-based Society and other laws. We are also subject to local regulations which in some cases impose requirements more stringent than the national requirements. However, we currently do not believe that these regulations have a significant impact on our operations since we do not use large volumes of hazardous or toxic chemicals to manufacture our products or dispose of large amounts of waste into the environment.

Our overseas operations are also subject to environmental regulation. Our operations in the United States, for example, are subject to extensive federal and state environmental laws and regulations. Our operations in the European Union (“EU”) are also subject to EU and national environmental laws and regulations. Any electronic or electrical equipment sold in the EU are subject to the Restriction of Hazardous Substances Directive (RoHS) 2002/95/EC. This Directive indicates that any products entering the EU must comply with its limits on the content of certain hazardous substances. We seek to ensure that all of our products comply with the Directive because of the possibility that products we make and sell elsewhere could be eventually be sold in the EU as components of other companies’ products.

Environmental considerations are critical in measuring our product competitiveness. As part of our ongoing effort to comply with environmental laws and regulations, we constantly monitor and adapt to changes in such requirements applicable to our operations and strive for strict compliance with these requirements. Almost all of our domestic and overseas manufacturing plants have either received, or are scheduled to receive within the next few years, certifications under the ISO 14001 standards on environmental management systems of the International Organization for Standardization. Also, under a control framework established to eliminate lead from our production process, a predominant portion of our products (with a few exceptions required by certain customers) currently use lead-free solder. However, our compliance effort may require substantial financial and other resources or prove inadequate, particularly when stricter regulatory requirements are imposed.

See “Item 3.D. Key Information—Risk Factors—We are subject to various laws and regulations, and our failure to comply may harm our business.”

Intellectual Property

In the ordinary course of business, we submit additional patent applications in Japan, the United States, China and other countries. We also seek patent protection in various foreign countries where our patented technologies are used. While, from time to time, we seek to enforce our patents in patent infringement lawsuits or otherwise, we do not believe that there is no single patent or group of patents which are critical to our principal business segments.

Legal Proceedings

On July 30, 2008, we filed a lawsuit in the Osaka District Court against Samsung Electro-Mechanics Co., Ltd. for infringement of Japanese Patent Nos. 3344913, 3502266 and 3688015, which relate to our technology used for spindle motors in CD, DVD and Blu-ray disk drives. After the district court issued a decision unfavorable to us on November 26, 2009, we appealed the district court’s decision to the Intellectual Property High Court of Japan on December 10, 2009. On September 15, 2010, the Intellectual Property High Court decided in favor of us and remanded the case to the Osaka District Court. Samsung Electro-Mechanics appealed the Intellectual Property High Court’s decision to the Supreme Court of Japan. On January 28, 2010, the Supreme Court dismissed the appeal and remanded the case to the district court. Nidec subsequently petitioned the district court for withdrawal of the lawsuit, and the lawsuit was dismissed on March 28, 2011.

On September 25, 2008, we filed a lawsuit in the Tokyo District Court against YASKAWA Electric Corporation, or YASKAWA, for infringement of Japanese Patent Nos. 3973006 and 3973048, which relate to LCD panel handling robots. On March 31, 2010, we brought an additional lawsuit in the Tokyo District Court against YASKAWA for infringement of Japanese Patent No. 3973048 to include additional products of YASKAWA. In the meantime, YASKAWA filed a petition seeking to invalidate the patents with the Japanese Patent Office, which denied the petition. YASKAWA appealed the Patent Office’s decision to the Intellectual Property High Court on February 7, 2011. The appeal is currently pending in the Supreme Court.

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

See “Item 3.D. Key Information—Risk Factors—We could be harmed by litigation involving patents and other intellectual property rights.”

C. Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2011:

Name	Country	Principal business	Percentage owned by us as of March 31, 2011
			(%)
Consolidated subsidiaries

Nidec Automobile Motor (Zhejiang) Corporation	China	Manufacture of motors for automobiles	100.0%

Nidec Bearing (Zhejiang) Corporation	China	Manufacture and sales of components for precision motors	100.0%

Nidec Bearing (Thailand) Co., Ltd.	Thailand	Manufacture and sales of components for precision motors	100.0%

Nidec America Corporation	U.S.A	Sales of fans, DC motors and motors for automobiles	100.0%

Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives	100.0%

Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors for optical disk drives and fan motors	100.0%

Nidec (Dongguan) Limited	China	Manufacture of small brushless DC motors for office equipment	100.0%

Nidec (Shaoguan) Limited	China	Manufacture of DC motors, DC motors for PC peripheral devices and components for precision motors.	100.0%

Nidec Electronics GmbH	Germany	Sales of fans and motors for automobiles	100.0%

Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%

Nidec (H.K.) Co., Ltd.	China	Sales of fans, DC motors and spindle motors for hard disk drives	100.0%

Nidec Singapore Pte. Ltd.	Singapore	Manufacture and sales of pivot assemblies and sales of fans DC motors and spindle motors for hard disk drives	100.0%

Nidec Taiwan Corporation	Taiwan	Sales of small brushless DC motors and fans	100.0%

Nidec Vietnam Corporation	Vietnam	Manufacture of fan motors and small brushless DC motors	100.0%

Nidec (Shenzhen) Co., Ltd.	China	Sales of fans DC motors and spindle motors for hard disk drives	100.0%

Nidec (Beijing) Co., Ltd.	China	Sales of fans DC motors and spindle motors for hard disk drives	100.0%

Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%

Nidec Subic Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%

Nidec (Shanghai) International Trading Co., Ltd.	China	Sales of fans, DC motors and motors for automobiles	100.0%

Nidec Techno Motor Holdings Corporation	Japan	Manufacture and sales of medium-size motors for home electronics, home appliances, industrial equipment and automobiles, medium-size motor-based equipment, electric tools, water supply pumps, and others products	100.0%

Name	Country	Principal business	Percentage owned by us as of March 31, 2011
			(%)
Nidec Motor Holdings Corporation	Japan	Coordination and oversight of home appliance and industrial motor businesses	100.0%

Nidec Component Technology Co., Ltd.*[2]	Singapore	Manufacture and sales of hard disk drives base plates, brackets and top covers	98.9%

Nidec Copal Electronics Corporation*[1]	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	65.4%

Nidec Copal Corporation*[1]	Japan	Manufacture and sales of optical, electronic and information equipment, photo laboratory system and factory automation equipment	64.8%

Nidec-Kyori Corporation	Japan	Manufacture and sales of high speed automatic presses, feed devices and other industrial machinery	100.0%

Nidec Logistics Corporation	Japan	Transportation, warehousing, import and export business, packing, environment business, distribution processing and physical distribution	100.0%

Nidec Machinery Corporation	Japan	Manufacture and sales of automatic assembly line machinery, testers and equipment for automotive motor	76.0%

Nidec Motors & Actuators	France	Manufacture and sales of air flow systems, seat positioning systems, body closure systems, and braking, drive-line and steering systems	100.0%

Nidec Motor Corporation	U.S.A.	Manufacture and sales of large and medium-size drive motors	100.0%

Nidec-Shimpo Corporation	Japan	Manufacture and sales of power transmission drives, control devices, measuring and factory automation equipment, ceramic and wood art equipment, and others	100.0%

Nidec Tosok Corporation*[1]	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, air/electronic gauges, precision ball screws and other precision measuring devices	71.6%

Nidec Total Service Corporation	Japan	Insurance agency, real estate business, merchandising, building maintenance and others	100.0%

Nidec Sankyo Corporation*[1]	Japan	Manufacture and sales of factory robots, card readers,, home appliance units and various small motors	76.5%

Nidec Servo Corporation	Japan	Manufacture and sales of motors for brushless motors, stepping motors, fans motors, blowers motors, sensors and motor applications	100.0%

Note:

*1	Listed on one or more stock exchanges in Japan
*2	Renamed from “Nidec Brilliant Co., Ltd.” on July 1, 2010

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2011, we operated manufacturing and sales facilities through 28 Japanese subsidiaries and 130 foreign subsidiaries. These facilities are located in Japan, China, Europe, Thailand, Vietnam, the United States, Singapore, Mexico, the Philippines, Indonesia, Taiwan, South Korea, Malaysia, India, Canada, Colombia and Venezuela.

The following table sets forth information, as of March 31, 2011, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function
In Japan

Shiga Technical Center(1)	Shiga	39,576	Development and manufacture of small high-precision motors and general motors. Production engineering and manufacturing base support

Corporate Headquarters and Central Technical Laboratories(1)	Kyoto	36,119	Basic research and development of fluid dynamic bearing technology development

Nidec Servo Corporation(1)	Gunma	34,128	Development and manufacture of other small precision brushless DC motors, brushless DC fans and other small precision motors

Nidec-Shimpo Corporation(1)	Kyoto	29,322	Development and manufacture of machinery

Nidec Techno Motor Corporation Kyushu Technical Center(1)	Fukuoka	27,459	Development and manufacture of general motors for home appliances and industrial use

Nidec Copal Corporation Koriyama Technical Center(1)	Fukushima	24,728	Manufacture of electric and optical components

Nidec Shibaura Corporation(2)	Fukui	24,600	Manufacture of general motors for home appliances and industrial use

Nidec Tosok Corporation Head Office and Technical Center(1)	Kanagawa	23,471	Development and manufacture of machinery

Nidec Sankyo Corporation Ina Facility(1)	Nagano	19,953	Manufacture of machinery

Nagano Technical Center(1)	Nagano	16,784	Development and manufacture of spindle motors for hard disk drives, manufacturing base support, and development of pivot assemblies

Nidec Copal Corporation Shiojiri Factory(1)	Nagano	16,452	Manufacture of machinery

Nidec Tosok Corporation Yamanashi Factory(1)	Yamanashi	16,320	Manufacture of automobile parts

Facility name	Location	Floor space (square meters)	Principal products and function
Outside Japan

Nidec Philippines Corporation(3)	Philippines	85,302	Manufacture of spindle motors for hard disk drives

Nidec Tosok (Vietnam) Co., Ltd.(2)	Vietnam	55,572	Manufacture of automobile parts

Nidec Shibaura (Zhejiang) Co., Ltd.(5)	China	52,097	Manufacture of general motors for home appliances and industrial use

Nidec (Dalian) Limited(5)	China	50,784	Manufacture of other small precision blushless DC motors, blushless DC fans and general motors for automobiles

Nidec Copal Precision (Vietnam) Corporation(2)	Vietnam	48,000	Manufacture of electronic and optical components

Nidec Motors & Actuators Mexico S. de R.L. de C.V(1)	Mexico	46,769	Manufacture of general motors for automobiles

Nidec Electronics (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	43,230	Manufacture of spindle motors for hard disk drives

Nidec Sankyo (Zhejiang) Corporation(5)	China	43,128	Manufacture of machinery and electronic and optical components

Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory(1)	Thailand	43,110	Manufacture of spindle motors for hard disk drives

Nidec-Shimpo (Zhejiang) Corporation(5)	China	41,678	Manufacture of machinery

Nidec (Zhejiang) Corporation(5)	China	41,000	Manufacture of spindle motors for hard disk drives

Nidec (Dongguan) Limited(4)	China	39,880	Manufacture of other small precision brushless DC motors and brushless DC fans

Nidec Copal (Thailand) Co., Ltd.(1)	Thailand	39,771	Manufacture of electronic and optical components

Nidec Sankyo Electronics (Shaoguan) Co., Ltd.(2)	China	38,000	Manufacture of other small precision brushless DC motors

Nidec Precision (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	37,630	Manufacture of spindle motors for hard disk drives

Nidec Subic Philippines Corporation(2)	Philippines	36,331	Manufacture of spindle motors for hard disk drives

Nidec Vietnam Corporation(2)	Vietnam	36,314	Manufacture of brushless DC fans

Nidec Motor Corporation Mena, AR(1)	U.S.A.	32,000	Manufacture of general motors for home appliances and industrial use

Nidec Motors & Actuators (Germany) GmbH(1)	Germany	31,120	Manufacture of general motors for automobiles

Nidec Automobile Motor (Zhejiang) Corporation(4)	China	30,438	Manufacture of general motors for automobiles

Nidec Brilliant (Suzhou) Co., Ltd.(5)	China	30,268	Manufacture of other small precision motors

Nidec Copal (Zhejiang) Co., Ltd.(5)	China	28,949	Manufacture of machinery and electronic and optical components

Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	28,476	Manufacture and sales of general motors for home appliances and industrial use

Nidec Motor Corporation Paragould, AR(1)	U.S.A.	28,000	Manufacture of general motors for home appliances and industrial use

Nidec Sole Motor Corporation S.R.L.(4)	Italy	27,918	Development and manufacture of general motors for home appliances and industrial use

Nidec (Shaoguan) Limited(4)	China	27,000	Manufacture of other small precision brushless DC motors and brushless DC motors

Nidec Tosok System Engineering (Zhejiang) Corporation(4)	China	26,480	Manufacture of machinery

Nidec Copal Electronics (Zhejiang) Co., Ltd.(5)	China	26,000	Manufacture of electronic and optical components

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Sankyo Electronics (Dongguan) Corporation(4)	China	25,600	Manufacture of other small precision brushless DC motors, and electronic and optical components

Motores U.S. de Mexico S.A. de C.V.(5)	Mexico	25,000	Manufacture of general motors for home appliances and industrial use

SC WADO Co., Ltd.(5)	Thailand	24,136	Manufacture of spindle motors for hard disk drives

Nidec Precision (Thailand) Co., Ltd. Ayutthaya Factory(1)	Thailand	23,300	Manufacture of spindle motors for hard disk drives

Nidec Sankyo Vietnam Corporation(5)	Vietnam	22,038	Manufacture of other small precision brushless DC motors

Nidec Sankyo (Fuzhou) Corporation(4)	China	20,540	Manufacture of other small precision brushless DC motors

Emerson (China) Motor Co., Ltd.(4)	China	20,000	Manufacture of general motors for home appliances and industrial uses

Nidec Sole Motor Hungary K.F.T.(1)	Hungary	19,489	Manufacture of general motors for home appliances and industrial use

Nidec Bearing (Thailand) Co., Ltd.(1)	Thailand	19,208	Manufacture of components for precision motors

Compania de Motores Domesticos, S.A. de C.V.(1)	Mexico	19,000	Manufacture of general motors for home appliances and industrial use

Nidec Servo Vietnam Corporation(2)	Vietnam	18,000	Manufacture of other small precision brushless DC motors, brushless DC fans and other small precision motors

Nidec Motor Corporation Frankfort, IN(5)	U.S.A.	18,000	Manufacture of general motors for home appliances and industrial use

Notes:

(1)	We own both the property and the facilities.
(2)	We lease the property and own the facilities.
(3)	Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.
(4)	We lease both the property and the facilities.
(5)	Facilities are partially owned and partially leased by us.

In addition to the above facilities, we have a number of other smaller factories located worldwide. In Japan, we also have sales and service offices which are located primarily in Tokyo, Nagoya and Osaka.

As of March 31, 2011, the aggregate book value of the land and buildings we owned was ¥110 billion, and the aggregate book value of machinery and equipment we owned was ¥109 billion. In addition to the property we own, we lease other equipment used in our operations.

We consider our manufacturing and other facilities to be well maintained and believe that our plant capacity is sufficient to meet our current requirements and plans. In the fiscal year ended March 31, 2011, we did not experience any material underutilization of our production capacity. Although four plants, one research and development center and three sales offices in the northern part of Japan were closed for up to five days following the earthquake on March  11, 2011, the financial and operational impact of such closures were insignificant.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and related notes and other information included elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Item 3.D Key Information—Risk Factors” and elsewhere in this annual report.

Overview

We are a leading manufacturer of spindle motors for hard disk drives in the world. We manufacture and sell spindle motors for hard disk drives and various other small precision brushless direct current electricity, or DC, motors and other products through 28 subsidiaries in Japan and 130 subsidiaries in other countries, including China, Vietnam, Thailand, the United States, Singapore, Mexico, Germany, the Philippines, Indonesia, Taiwan, South Korea, India, Malaysia, the United Kingdom, Colombia, Italy, Poland, France, Spain, Canada, the Netherlands, Hungary and Venezuela, as of March 31, 2011.

Principal Items in Our Statement of Operations

Net sales. Our net sales are generated primarily from the sales of our products. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed and collectability is reasonably assured. As such, revenue is generally recognized at the time of delivery to customers in domestic sales and at the time of shipment for export sales with respect to small precision motors, general motors and electronic and optical components, and upon receipt of final customer acceptance with respect to machinery. We maintain data with respect to net sales by product type. We also maintain data with respect to net sales of our products based on the entities which are our operating segments. For a detailed discussion of our operating segments, see “—Segment Information” below.

Cost of products sold. Our cost of sales consists of fixed costs and variable costs, which are primarily material, parts, and manufacturing expenses, including personnel costs, depreciation, and facility maintenance costs. We periodically assess the market value of our inventory based on sales trends and forecasts and technological changes. We write off inventories when it is apparent that there is no possibility of future sales or usage. The write off of inventory is recorded as cost of sales. Fixed costs limit our ability to reduce costs in times of decreased demand, which may have an adverse effect on our operating results.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries, commissions, and other expenses relating to our selling, general and administrative activities.

Research and development expenses. Research and development expenses primarily related to personnel costs and depreciation of equipment relating to our research and development activities. See “—C. Research and Development, Patents and Licenses, etc.”

Other income (expense). Other income (expense) consists primarily of foreign exchange gains or losses and gains or losses from marketable securities.

Effects of Our Recent Acquisition Activities on Our Financial Statements

As discussed under “Item 4.A Information on the Company—History and Development of the Company,” we have sought growth by investing in, or acquiring companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies. Our approach has been to identify underperforming companies with advanced products and technologies. In the past years, we have acquired substantial interests in a number of major companies, including:

In October 2010, we acquired all of the outstanding shares in Nidec Servo Corporation not already owned by us in exchange for 721,534 shares of our common stock previously held in treasury. Immediately prior to the share exchange transaction, we held a 64.3% ownership interest in Nidec Servo.

In September 2010, we acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls business, consisting of manufacturing and sales operations relating to industrial, air conditioning and home appliance motors, for ¥56,528 million in cash. We subsequently renamed the acquired business as Nidec Motor Corporation. Nidec Motor’s net sales and operating income for the six months ended March 31, 2011 were ¥35,458 million and ¥143 million, respectively. As of March 31, 2011, Nidec Motor’s total assets were ¥62,893 million.

In December 2010, we agreed with Sanyo Electric Co., Ltd. to purchase from Sanyo Electric all of the outstanding shares in Sanyo Seimitsu Co., Ltd. The transaction is expected to close in the fiscal year ending March 31, 2012.

For more information, see Note 4 to our audited consolidated financial statements included elsewhere in this annual report and “Item 3.D. Key Information—Risk Factors—Our growth has been based in part on acquisitions of, or investments in, other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets.”

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than the yen, most significantly, the U.S. dollar. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. As of March 31, 2009, 2010 and 2011, the exchange rate of the yen against the U.S. dollar was ¥98.23, ¥93.04 and ¥83.15 to the U.S. dollar, respectively. In addition, as a result of our acquisition of Emerson Electric Co.’s motors and controls business in September 2010, we are also exposed to the risk of fluctuations in the exchange rate between the U.S. dollar and the Mexican peso.

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

See “Item 3.D. Key Information—Risk Factors—Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations and shareholders’ equity.”

Changes in the fair values of our foreign exchange forward contracts and changes in option prices under our foreign currency option agreements are recognized as gains or losses on derivative instruments in our consolidated statement of income. For a more detailed discussion of these instruments, you should read Item 11 “Quantitative and Qualitative Disclosure About Market Risk” and Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Effects of Other Significant Recent Developments

Issuance of Convertible Bonds. We issued an aggregate principal amount of ¥100,000 million of euro yen convertible bonds due 2015 on September 21, 2010. The net proceeds of the issuance of convertible bonds were applied towards the repayment of existing short-term borrowings. Through the issuance of corporate bonds, we sought to maintain our financial agility in mergers and acquisitions, research and development activities and facilities investments by reducing interest and other financing expenses.

For a discussion of the impact of the recent earthquake in northern Japan and subsequent events, see “Item 4.B. Information on the Company—Business Overview.”

Results of Operations – Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

The following table sets forth selected information relating to our income and expense items for each of the three years ended March 31:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31
	2009	2010	2011	2011
Net sales	¥610,803	¥586,029	¥688,530	$8,280,577
Operating expenses:
Cost of products sold	480,475	435,035	513,170	6,171,618
Selling, general and administrative expenses	51,488	48,025	56,845	683,643
Research and development expenses	26,825	24,456	27,988	336,597

	558,788	507,516	598,003	7,191,858

Operating income	52,015	78,513	90,527	1,088,719

Other income (expense):
Interest and dividend income	2,536	838	1,063	12,784
Interest expense	(1,403)	(702)	(365)	(4,390)
Foreign exchange loss, net	(3,683)	(2,958)	(9,197)	(110,607)
(Loss) gain on marketable securities, net	(1,305)	52	(238)	(2,862)
Other, net	(890)	(560)	(2,265)	(27,240)

	(4,745)	(3,330)	(11,002)	(132,315)

Income from continuing operations before income taxes	47,270	75,183	79,525	956,404

Income taxes	(12,475)	(17,530)	(18,533)	(222,886)
Equity in net (losses) income of affiliated companies	(48)	(45)	6	72

Income from continuing operations	34,747	57,608	60,998	733,590
Loss on discontinued operations	(3,512)	(1,457)	(3,506)	(42,165)

Consolidated net income	31,235	56,151	57,492	691,425
Less: Net income attributable to noncontrolling interests	(2,882)	(4,190)	(5,159)	(62,044)

Net income attributable to Nidec Corporation Equity in net losses (income) of affiliated companies	¥28,353	¥51,961	¥52,333	$629,381

	Yen			U.S. dollars
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥215.10	¥380.43	¥391.94	$4.71
Loss on discontinued operations attributable to Nidec Corporation	(17.68)	(7.39)	(16.03)	(0.19)

Net income attributable to Nidec Corporation	197.42	373.04	375.91	4.52

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥211.53	¥380.43	¥378.27	$4.55
Loss on discontinued operations attributable to Nidec Corporation	(17.41)	(7.39)	(15.47)	(0.19)

Net income attributable to Nidec Corporation	194.12	373.04	362.80	4.36

Cash dividends paid	¥60.00	¥55.00	¥80.00	$0.96

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31
	2009	2010	2011	2011
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥30,891	¥52,990	¥54,564	$656,212
Loss on discontinued operations attributable to Nidec Corporation	(2,538)	(1,029)	(2,231)	(26,831)

Net income attributable to Nidec Corporation	¥28,353	¥51,961	¥52,333	$629,381

As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within “electronic and optical components”. All prior period OPU amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations.

As of September 30, 2009, we discontinued our semiconductor manufacturing equipment business which had been included within “machinery”. All prior period semiconductor manufacturing equipment amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements—Discontinued Operations” to enable comparisons between the relevant amounts for the periods indicated.

As of March 31, 2011, we discontinued our specialty lens unit business, which was established in the year ended March 31, 2010 and was previously included within “electronic and optical components”. All prior period specialty lens unit amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations to enable comparisons between the relevant amounts for the periods indicated.

Net Sales

The following table is a summary of our net sales for the years ended March 31, 2010 and 2011 by product category. For a detailed discussion of our product categories, see “Item 4.B. Information on the Company—Business Overview.”

	(Yen in millions)
	2010	2011	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥203,845	¥196,265	¥(7,580)	(3.7)%
Other small precision brushless DC motors	75,641	72,541	(3,100)	(4.1)%
Brushless DC fans	32,651	33,801	1,150	3.5%
Other small precision motors	18,023	18,883	860	4.8%

Sub-total	330,160	321,490	(8,670)	(2.6)%
General motors	73,381	137,251	63,870	87.0%
Machinery	47,966	77,329	29,363	61.2%
Electronic and optical components	105,743	117,843	12,100	11.4%
Others	28,779	34,617	5,838	20.3%

Consolidated total	¥586,029	¥688,530	¥102,501	17.5%

Our net sales increased ¥102,501 million, or 17.5%, from ¥586,029 million for the year ended March 31, 2010 to ¥688,530 million for the year ended March 31, 2011. This increase was primarily due to the contributions of newly consolidated subsidiaries. Such subsidiaries include Nidec Motor Corporation, the former Emerson Electric Co.’s motors and controls business acquired in September 2010, whose sales were ¥35,458 million for the six months ended March 31, 2011. Such subsidiaries also include Nidec Sole Motor Corporation S.R.L. acquired in January 2010, whose sales were ¥15,429 million for the year ended March 31, 2011 and ¥3,032 million for the three months ended March 31, 2010.

Excluding the impact of the newly consolidated subsidiaries, our net sales increased ¥54,647 million, or 9.4% for the year ended March 31, 2011 compared to the year ended March 31, 2010. This increase was mainly due to increases in sales of our “machinery”, “general motors” and “electronic and optical components” product categories, which was offset in part by a decrease in sales of products in the “small precision motors” category. This decrease in sales of small precision motors was primarily due to the appreciation of the Japanese yen against the U.S. dollar.

The strong Japanese yen particularly against the U.S. dollar has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly net sales and shareholders’ equity, as unit prices of many of our products are denominated in U.S. dollars and we have expanded, and continue to seek opportunities to expand, our overseas operations. For example, on September 30, 2010, we acquired Emerson Electric Co.’s motors and controls business, as described below. Appreciation of the Japanese yen against other currencies will also affect our foreign currency translation adjustments, which will in turn negatively affect our shareholders’ equity.

(Small precision motors)

Net sales of small precision motors decreased ¥8,670 million, or 2.6%, from ¥330,160 million for the year ended March 31, 2010 to ¥321,490 million for the year ended March 31, 2011. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥7,580 million, or 3.7%, from ¥203,845 million for the year ended March 31, 2010 to ¥196,265 million for the year ended March 31, 2011. This decrease was mainly due to an approximately 8% decrease in average unit price of hard disk drives spindle motors on a Japanese yen basis, which was partially offset by an approximately 5% increase in units sold of hard disk drives spindle motors for the year ended March 31, 2011. On a U.S. dollar basis, our average unit price of hard disk drives spindle motors decreased by approximately 1% for the year ended March 31, 2011.

Although units sold of spindle motors for 2.5-inch hard disk drives increased approximately 14%, units sold of spindle motors for 3.5-inch hard disk drives decreased approximately 2% for the year ended March 31, 2011 compared to the year ended March 31, 2010. Although sales of spindle motors for 2.5-inch hard disk drives increased approximately 1%, sales of spindle motors for 3.5-inch hard disk drives decreased approximately 7% for the year ended March 31, 2011 compared to the year ended March 31, 2010.

Net sales of hard disk drives spindle motors accounted for 34.8% of total net sales for the year ended March 31, 2010 and 28.5% of total net sales for the year ended March 31, 2011.

Other small precision brushless DC motors

Net sales of our other small precision brushless DC motors decreased ¥3,100 million, or 4.1%, from ¥75,641 million for the year ended March 31, 2010 to ¥72,541 million for the year ended March 31, 2011. This decrease was mainly due to an approximately 19% decrease in average unit price of small precision brushless DC motors for optical disk drives on a Japanese yen basis, which was partially offset by an approximately 2% increase in units sold of small precision brushless DC motors for optical disk drives for the year ended March 31, 2011.

Net sales of our other small precision brushless DC motors accounted for 12.9% of total net sales for the year ended March 31, 2010 and 10.5% of total net sales for the year ended March 31, 2011.

Brushless DC fans

Net sales of brushless DC fans increased ¥1,150 million, or 3.5%, from ¥32,651 million for the year ended March 31, 2010 to ¥33,801 million for the year ended March 31, 2011. This increase was mainly due to an approximately 11% increase in units sold of brushless DC fans, which was partially offset by an approximately 8% decrease in average unit price of brushless DC fans on a Japanese yen basis for the year ended March 31, 2011 compared to the year ended March 31, 2010.

Net sales of brushless DC fans accounted for 5.6% of total net sales for the year ended March 31, 2010 and 4.9% of total net sales for the year ended March 31, 2011.

Other small precision motors

Net sales of other small precision motors increased ¥860 million, or 4.8%, from ¥18,023 million for the year ended March 31, 2010 to ¥18,883 million for the year ended March 31, 2011.

Net sales of other small precision motors accounted for 3.1% of total net sales for the year ended March 31, 2010 and 2.8% of total net sales for the year ended March 31, 2011.

(General motors)

From the second quarter of the year ended March 31, 2011, this product category has been renamed from “mid-size motors” to “general motors,” due to the addition of “large-size motors for industrial use” to this category following our acquisition of Emerson Electric Co.’s motors and controls business on September 30, 2010. The “general motors” product category currently consists of general motors for home appliances, general motors for industrial use, and general motors for automobiles.

Net sales of our general motors increased ¥63,870 million, or 87.0%, from ¥73,381 million for the year ended March 31, 2010 to ¥137,251 million for the year ended March 31, 2011. This increase was mainly due to the contributions of the newly consolidated subsidiaries. Such subsidiaries include Nidec Motor Corporation, the former Emerson Electric Co.’s motors and controls business acquired in September 2010, whose sales were ¥35,458 million for the six months ended March 31, 2011. Such subsidiaries also include Nidec Sole Motor Corporation S.R.L. acquired in January 2010, whose sales were ¥15,429 million for the year ended March 31, 2011 and ¥3,032 million for the three months ended March 31, 2010. Excluding the impact of the newly consolidated subsidiaries, sales of general motors for home appliances and industrial use and sales of general motors for automobiles increased ¥8,035 million and ¥7,981 million, or 23% and 23%, respectively, for the year ended March 31, 2011 compared to the year ended March 31, 2010. Within the “general motors for automobiles” product category, sales of general motors for electric power steering and sales at Nidec Motors & Actuators, respectively, increased for the year ended March 31, 2011 compared to the year ended March 31, 2010.

Net sales of our general motors accounted for 12.5% of our total net sales for the year ended March 31, 2010 and 20.0% of total net sales for the year ended March 31, 2011.

(Machinery)

Net sales of our machinery increased ¥29,363 million, or 61.2%, from ¥47,966 million for the year ended March 31, 2010 to ¥77,329 million for the year ended March 31, 2011. The increase in net sales of machinery was mainly due to an increase in sales of LCD panel handling robots and card readers at the Nidec Sankyo group of ¥11,658 million, or 54%, for the year ended March 31, 2011 compared to the year ended March 31, 2010. The increase in net sales of machinery was also due in part to an increase in sales of electronic circuit testing systems at the Nidec-Read group of ¥5,830 million, or 83%, mainly reflecting increasing demand for digital equipment, such as smartphones, an increase in sales of machinery at the Nidec-Shimpo group of ¥4,501 million, or 51%, mainly reflecting increasing demand in developing countries, and an increase in sales of press machines for electronic components at Nidec-Kyori group of ¥4,136 million, or 96%, for the year ended March 31, 2011 compared to the year ended March 31, 2010. Sales of peripheral equipment for chip mounters at the Nidec Copal group and sales of measuring and inspection machines for air conditioning compressors at the Nidec Tosok group increased ¥1,683 million and ¥1,138 million, or 51% and 46%, respectively, for the year ended March 31, 2011 compared to the year ended March 31, 2010.

Net sales of our machinery accounted for 8.2% of our total net sales for the year ended March 31, 2010 and 11.2% of total net sales for the year ended March 31, 2011.

(Electronic and optical components)

Net sales of our electronic and optical components increased ¥12,100 million, or 11.4%, from ¥105,743 million for the year ended March 31, 2010 to ¥117,843 million for the year ended March 31, 2011. This was mainly due to an increase in sales of electronic components, including circuit components and sensors, at the Nidec Copal Electronics group of ¥5,506 million, or 23%, and an increase in sales of such products as shutters and lens units for digital cameras and mobile phones at the Nidec Copal group of ¥4,115 million, or 8%, for the year ended March 31, 2011 compared to the year ended March 31, 2010. Sales of control device units at the Nidec Sankyo group and sales of plastic-mold products at the Nidec Nissin also increased for the year ended March 31, 2011 compared to the year ended March 31, 2010.

As of March 31, 2011, we discontinued our specialty lens unit business, which we had conducted through Nidec Copal. All prior period specialty lens unit amounts in this annual report have been reclassified to discontinued operations. Net sales of the discontinued operations for the year ended March 31, 2011 and the year ended March 31, 2010 were ¥5,120 million and ¥1,430 million, respectively.

Net sales of our electronic and optical components accounted for 18.0% of our total net sales for the year ended March 31, 2010 and 17.1% of our total net sales for the year ended March 31, 2011.

(Others)

Net sales of our other products increased ¥5,838 million, or 20.3%, from ¥28,779 million for the year ended March 31, 2010 to ¥34,617 million for the year ended March 31, 2011. This was primarily due to an increase in sales of automotive parts at the Nidec Tosok group of ¥5,197 million, or 25%, for the year ended March 31, 2011 compared to the year ended March 31, 2010. Sales from the logistics and services related businesses also increased for the year ended March 31, 2011 compared to the year ended March 31, 2010. Sales of pivot assemblies for hard disk drives, however, decreased ¥1,002 million, or 38%, for the year ended March 31, 2011 compared to the year ended March 31, 2010.

Net sales of our other products accounted for 4.9% of our total net sales for the year ended March 31, 2010 and 5.0% of total net sales for the year ended March 31, 2011.

Cost of Products Sold

Our cost of products sold increased ¥78,135 million, or 18.0%, from ¥435,035 million for the year ended March 31, 2010 to ¥513,170 million for the year ended March 31, 2011. Excluding the impact of the newly consolidated subsidiaries, our cost of products sold increased ¥35,882 million from ¥432,356 million for the year ended March 31, 2010 to ¥468,238 million for the year ended March 31, 2011. This increase mainly corresponded to the overall increase in sales.

As a percentage of net sales, cost of products sold increased from 74.2% for the year ended March 31, 2010 to 74.5% for the year ended March 31, 2011. Excluding the impact of the recently consolidated subsidiaries, as a percentage of net sales, cost of products sold decreased from 74.2% for the year ended March 31, 2010 to 73.4% for the year ended March31, 2011. This decrease was primarily due to cost reductions achieved through our streamlining of manufacturing processes, increased in-sourcing of product manufacturing, enhanced economies of scale, and an increase in unit volumes of products with higher margins.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥8,820 million, or 18.4%, from ¥48,025 million for the year ended March 31, 2010 to ¥56,845 million for the year ended March 31, 2011. Excluding the impact of the newly consolidated subsidiaries, our selling, general and administrative expenses increased ¥4,664 million from ¥47,749 million for the year ended March 31, 2010 to ¥52,413 million for the year ended March 31, 2011. This increase was mainly due to increases in personnel expenses.

As a percentage of net sales, selling, general and administrative expenses increased from 8.2% for the year ended March 31, 2010 to 8.3% for the year ended March 31, 2011.

Research and Development Expenses

Our research and development expenses increased ¥3,532 million, or 14.4%, from ¥24,456 million for the year ended March 31, 2010 to ¥27,988 million for the year ended March 31, 2011. Excluding the impact of the newly consolidated subsidiaries, our research and development expenses increased ¥2,168 million from ¥24,392 million for the year ended March 31, 2010 to ¥26,560 million for the year ended March 31, 2011.This increase was due mainly to our increased investments in research and development activities relating to the “small precision motors” and “general motors for automobiles” product categories.

As a percentage of net sales, research and development expenses decreased from 4.2% for the year ended March 31, 2010 to 4.1% for the year ended March 31, 2011.

Operating Income

As a result of the foregoing factors, our operating income increased ¥12,014 million, or 15.3%, from ¥78,513 million for the year ended March 31, 2010 to ¥90,527 million for the year ended March 31, 2011.

As a percentage of net sales, operating income decreased from 13.4% for the year ended March 31, 2010 to 13.1% for the year ended March 31, 2011.

Other Income (Expense)

Our other expenses increased ¥7,672 million, or 230.4%, from ¥3,330 million for the year ended March 31, 2010 to ¥11,002 million for the year ended March 31, 2011. Excluding the impact of the newly consolidated subsidiaries, our other expenses increased ¥7,705 million from ¥3,280 million for the year ended March 31, 2010 to ¥10,985 million for the year ended March 31, 2011.

Our foreign exchange loss increased ¥6,239 million, or 210.9%, from ¥2,958 million for the year ended March 31, 2010 to ¥9,197 million for the year ended March 31, 2011. This increase was principally due to the appreciation in the value of the Japanese yen against relevant foreign currencies compared to the previous year. The exchange rate of the Japanese yen against the U.S. dollar as of March 31, 2009, 2010 and 2011 was ¥98.23, ¥93.04 and ¥83.15, respectively. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥4,342 million, or 5.8%, from ¥75,183 million for the year ended March 31, 2010 to ¥79,525 million for the year ended March 31, 2011.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 12.8% for the year ended March 31, 2010 to 11.5% for the year ended March 31, 2011.

Income Taxes

Our income taxes increased ¥1,003 million, or 5.7%, from ¥17,530 million for the year ended March 31, 2010 to ¥18,533 million for the year ended March 31, 2011.

The effective income tax rate for the year ended March 31, 2010 and 2011 was stable at 23.3%. The fluctuation of the components of effective tax rate was primarily due to an increase in liabilities for unrecognized tax benefits and tax benefit in foreign subsidiaries, which offset by decreases in tax (benefit) on undistributed earnings and valuation allowance decreased.

For a detailed discussion of our income taxes, see Note 17 to our consolidated financial statements included elsewhere in this annual report.

Equity in Net Income (Loss) of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥6 million for the year ended March 31, 2011, compared to equity in net loss of affiliated companies in the amount of ¥45 million for the year ended March 31, 2010.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased ¥3,390 million, or 5.9%, from ¥57,608 million for the year ended March 31, 2010 to ¥60,998 million for the year ended March 31, 2011.

As a percentage of net sales, our income from continuing operations decreased from 9.8% for the year ended March 31, 2010 to 8.9% for the year ended March 31, 2011.

Loss on Discontinued Operations

Our loss on discontinued operations increased ¥2,049 million, or 140.6%, from ¥1,457 million for the year ended March 31, 2010 to ¥3,506 million for the year ended March 31, 2011.

We discontinued the optical pickup unit business of the Nidec Sankyo group as of December 31, 2008, the semiconductor manufacturing equipment business of the Nidec Tosok group as of September 30, 2009 and the specialty lens unit business of the Nidec Copal group as of March 31, 2011.

For a detailed discussion of our loss on discontinued operations, see Note 24 to our consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥1,341 million, or 2.4%, from ¥56,151 million for the year ended March 31, 2010 to ¥57,492 million for the year ended March 31, 2011.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests increased ¥969 million, or 23.1%, from ¥4,190 million for the year ended March 31, 2010 to ¥5,159 million for the year ended March 31, 2011. This increase was primarily due to increases in net income of some of our group companies that had noncontrolling interests, including the Nidec Sankyo group, the Nidec Tosok group, the Nidec Copal Electronics group, despite a decrease in net income of the Nidec Copal group.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥372 million, or 0.7%, from ¥51,961 million for the year ended March 31, 2010 to ¥52,333 million for the year ended March 31, 2011.

As a percentage of net sales, our net income attributable to Nidec Corporation decreased from 8.9% for the year ended March 31, 2010 to 7.6% for the year ended March 31, 2011.

Results of Operations – Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Net Sales

The following table is a summary of our net sales for the fiscal years ended March 31, 2009 and 2010 by product category. For a detailed discussion of our product categories, see “Item 4B Information on the Company—Business Overview”

	(Yen in millions)
	2009	2010	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥181,255	¥203,845	¥22,590	12.5%
Other small precision brushless DC motors	73,187	75,641	2,454	3.4%
Brushless DC fans	37,345	32,651	(4,694)	(12.6)%
Other small precision motors	22,286	18,023	(4,263)	(19.1)%

Sub-total	314,073	330,160	16,087	5.1%
General motors	77,156	73,381	(3,775)	(4.9)%
Machinery	69,435	47,966	(21,469)	(30.9)%
Electronic and optical components	122,552	105,743	(16,809)	(13.7)%
Others	27,587	28,779	1,192	4.3%

Consolidated total	¥610,803	¥586,029	¥(24,774)	(4.1)%

Our net sales decreased ¥24,774 million, or 4.1%, from ¥610,803 million for the year ended March 31, 2009 to ¥586,029 million for the year ended March 31, 2010. This decrease was primarily due to a decrease in our sales of machinery attributable to stagnant capital investment by our customers globally, a decrease in sales of electronic and optical components attributable to the world-wide economic slowdown that resulted in a decrease in demand for our products, and the yen appreciating against the U.S. dollar and Euro, the effect of which was partially offset by an increase in our sales of small precision motors mainly due to rapidly increasing customer demand in newly emerging markets for the fiscal year ended March 31, 2010.

(Small precision motors)

Net sales of small precision motors increased ¥16,087 million, or 5.1%, from ¥314,073 million for the year ended March 31, 2009 to ¥330,160 million for the year ended March 31, 2010. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of our hard disk drives, or HDD, spindle motors increased ¥22,590 million, or 12.5%, from ¥181,255 million for the year ended March 31, 2009 to ¥203,845 million for the year ended March 31, 2010. This increase was mainly due to an approximately 32% increase in units sold of HDD spindle motors, which was partially offset by an approximately 15% decrease in average unit price of HDD spindle motors on a Japanese yen basis for the year ended March 31, 2010. On a U.S. dollar basis, our average unit price of HDD spindle motors decreased by approximately 8% for the year ended March 31, 2010.

Customer demand for HDD spindle motors significantly increased during the fiscal year ended March 31, 2010 compared to the previous fiscal year, with our units sold of spindle motors for 2.5-inch and 3.5-inch HDDs increasing approximately 41% and 27%, respectively. Demand for spindle motors for 2.5-inch HDDs has increased significantly since the beginning of the fiscal year ended March 31, 2010.

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

Other small precision motors

Net sales of other small precision motors decreased ¥4,263 million, or 19.1%, from ¥22,286 million for the year ended March 31, 2009 to ¥18,023 million for the year ended March 31, 2010. This decrease was mainly due to decreases in sales by the Nidec Servo group and the Nidec Component Technology group.

Net sales of other small precision motors accounted for 3.6% of total net sales for the year ended March 31, 2009 and 3.1 % of total net sales for the year ended March 31, 2010.

(General motors)

Net sales of our general motors decreased ¥3,775 million, or 4.9%, from ¥77,156 million for the fiscal year ended March 31, 2009 to ¥73,381 million for the fiscal year ended March 31, 2010. Net sales of general motors for automobiles by Nidec Motors & Actuators group for the year ended March 31, 2010 decreased compared to the year ended March 31, 2009 due to the appreciation of the yen against the U.S. dollar and Euro and the negative effects of the recession in the United States and Europe. Net sales of general motors for home appliances and industrial use also decreased for the year ended March 31, 2010 compared to the previous fiscal year which was mainly due to the appreciation of the Japanese yen against the U.S. dollar. The amount of net sales of general motors for the fiscal year ended March 31, 2010 includes approximately ¥3,000 million of sales at Nidec Sole Motor S.R.L. and its subsidiary, which became our consolidated subsidiaries in January 2010.

Net sales of our general motors accounted for 12.6% of our total net sales for the year ended March 31, 2009 and 12.5% of total net sales for the year ended March 31, 2010.

(Machinery)

Net sales of our machinery decreased ¥21,469 million, or 30.9%, from ¥69,435 million for the fiscal year ended March 31, 2009 to ¥47,966 million for the fiscal year ended March 31, 2010. This decrease was mainly due to stagnant capital investment by our customers globally. Sales at Nidec Sankyo group, a group of subsidiaries manufacturing such products as LCD panel handling robots and card readers decreased approximately ¥10,500 million, or 33%, and sales at the Nidec Copal group, the Nidec-Read group, the Nidec-Shimpo group and the Nidec Tosok group also decreased approximately ¥3,900 million, ¥2,600 million, ¥2,300 million and ¥1,000 million, respectively, for the year ended March 31, 2010 compared to the previous fiscal year.

Net sales of our machinery accounted for 11.4% of our total net sales for the year ended March 31, 2009 and 8.2% of total net sales for the year ended March 31, 2010.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥16,809 million, or 13.7%, from ¥122,552 million for the fiscal year ended March 31, 2009 to ¥105,743 million for the year ended March 31, 2010. This decrease was mainly due to the world-wide economic slowdown that resulted in a decrease in demand for our products. Sales at the Nidec Sankyo group of electronic and optical components decreased approximately ¥5,400 million, or 15%, for the fiscal year ended March 31, 2010 compared to the previous fiscal year. Electronic component sales at the Nidec Copal group, and sales at the Nidec Copal Electronics group, a group of subsidiaries manufacturing such products as circuit components and censors, decreased approximately ¥5,600 million and ¥3,700 million, or 10% and 13%, respectively, for the fiscal year ended March 31, 2010 compared to the previous fiscal year.

Net sales of our electronic and optical components accounted for 20.1% of our total net sales for the year ended March 31, 2009 and 18.0% of our total net sales for the year ended March 31, 2010.

(Others)

Net sales of our other products increased ¥1,192 million, or 4.3%, from ¥27,587 million for the fiscal year ended March 31, 2009 to ¥28,779 million for the fiscal year ended March 31, 2010. Net sales of automotive parts at the Nidec Tosok group increased approximately ¥3,600 million, or 21%, for the same period. Net sales of pivot assemblies and other sales related to services decreased for the fiscal year ended March 31, 2010 compared to the previous fiscal year.

Net sales of our other products accounted for 4.5% of our total net sales for the year ended March 31, 2009 and 4.9% of total net sales for the year ended March 31, 2010.

Cost of Products Sold

Our cost of products sold decreased ¥45,440 million, or 9.5%, from ¥480,475 million for the year ended March 31, 2009 to ¥435,035 million for the year ended March 31, 2010. This decrease was primarily due to cost reductions achieved through streamlining our manufacturing processes, increased in-sourcing of product manufacturing, enhanced economies of scale and improved material procurement management. Other factors contributing to the decrease in cost of products sold include lower sales and associated expenses, and an increase in unit volume of products manufactured at lower costs.

As a percentage of net sales, cost of products sold decreased from 78.7% for the year ended March 31, 2009 to 74.2% for the year ended March 31, 2010.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased ¥3,463 million, or 6.7%, from ¥51,488 million for the year ended March 31, 2009 to ¥48,025 million for the year ended March 31, 2010. This decrease was mainly due to decreases in personnel expenses and traveling expenses.

As a percentage of net sales, selling, general and administrative expenses decreased from 8.4% for the year ended March 31, 2009 to 8.2% for the year ended March 31, 2010.

Research and Development Expenses

Our research and development expenses decreased ¥2,369 million, or 8.8%, from ¥26,825 million for the year ended March 31, 2009 to ¥24,456 million for the year ended March 31, 2010. This decrease was primarily due to our cost reduction measures in response to the recent world-wide recession, although research and development expenses relating to mid-size motors for automobiles increased in response to increased demand for our new products for electric vehicles and hybrid electric vehicles.

As a percentage of net sales, research and development expenses decreased from 4.4% for the year ended March 31, 2009 to 4.2% for the year ended March 31, 2010.

Operating Income

As a result of the foregoing factors, our operating income increased ¥26,498 million, or 50.9%, from ¥52,015 million for the year ended March 31, 2009 to ¥78,513 million for the year ended March 31, 2010.

As a percentage of net sales, operating income increased from 8.5% for the year ended March 31, 2009 to 13.4% for the year ended March 31, 2010.

Other Income (Expense)

Our other expenses decreased ¥1,415 million, or 29.8%, from ¥4,745 million for the fiscal year ended March 31, 2009 to ¥3,330 million for the fiscal year ended March 31, 2010. This decrease was mainly due to reductions in losses on marketable securities and foreign exchange loss, partially offset by a decrease in net interest income and a decrease in dividend income.

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

Our foreign exchange loss decreased ¥725 million, or 19.7%, from ¥3,683 million for the fiscal year ended March 31, 2009 to ¥2,958 million for the fiscal year ended March 31, 2010. This decrease was principally due to the appreciation in the value of the yen against relevant foreign currencies compared to the previous fiscal year. The exchange rate of the yen against the U.S. dollar as of March 31, 2008, 2009 and 2010 was ¥100.19, ¥98.23 and ¥93.04, respectively.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥27,913 million, or 59.1%, from ¥47,270 million for the fiscal year ended March 31, 2009 to ¥75,183 million for the fiscal year ended March 31, 2010.

Income Taxes

Our income taxes increased ¥5,055 million, or 40.5%, from ¥12,475 million for the fiscal year ended March 31, 2009 to ¥17,530 million for the fiscal year ended March 31, 2010.

The effective income tax rate for the fiscal year ended March 31, 2010 was 23.3%, compared with the effective income tax rate of 26.4% for the fiscal year ended March 31, 2009. The lower effective income tax rate was primarily due to a net impact of a decrease in the impact on the effective tax rate of the valuation allowance and tax benefit in foreign subsidiaries.

For a detailed discussion of our income taxes, see Note 17 to our consolidated financial statements included elsewhere in this annual report.

Equity in Net Loss of Affiliated Companies

Equity in net loss of affiliated companies decreased ¥3 million, or 6.3%, from ¥48 million for the fiscal year ended March 31, 2009 to ¥45 million for the fiscal year ended March 31, 2010.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased ¥22,861 million, or 65.8%, from ¥34,747 million for the fiscal year ended March 31, 2009 to ¥57,608 million for the fiscal year ended March 31, 2010.

As a percentage of net sales, our income from continuing operations increased from 5.7% for the fiscal year ended March 31, 2009 to 9.8% for the fiscal year ended March 31, 2010.

Loss on Discontinued Operations

Our loss on discontinued operations decreased ¥2,055 million, or 58.5%, from ¥3,512 million for the fiscal year ended March 31, 2009 to ¥1,457 million for the fiscal year ended March 31, 2010.

We discontinued the optical pickup unit business of Nidec Sankyo Corporation as of December 31, 2008, the semiconductor manufacturing equipment business of Nidec Tosok Corporation as of September 30, 2009, and the specialty lens unit business of Nidec Copal Corporation as of March 31, 2011.

For a detailed discussion of our loss on discontinued operations, see Note 24 to our consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥24,916 million, or 79.8%, from ¥31,235 million for the fiscal year ended March 31, 2009 to ¥56,151 million for the fiscal year ended March 31, 2010.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests increased ¥1,308 million, or 45.4%, from ¥2,882 million for the fiscal year ended March 31, 2009 to ¥4,190 million for the fiscal year ended March 31, 2010. This increase was primarily due to increases in net income of some of our group companies that had noncontrolling interests, including Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Servo Corporation and their respective subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥23,608 million, or 83.3%, from ¥28,353 million for the fiscal year ended March 31, 2009 to ¥51,961 million for the fiscal year ended March 31, 2010.

As a percentage of net sales, our net income attributable to Nidec Corporation increased from 4.6% for the fiscal year ended March 31, 2009 to 8.9% for the fiscal year ended March 31, 2010.

Segment Information

Based on the applicable criteria set forth in ASC 280, “Segment Reporting”, we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Beginning in the quarterly reporting period ended September 30, 2010, we changed our segment reporting so that it is in line with the changes we recently made in our management decision-making process. Our acquired subsidiaries have been included in our segments for internal management reporting to the chief operating decision maker and external reporting. Because the number of our subsidiaries has been increasing due to our recent acquisitions such as our acquisition of Emerson Electric Co.’s motors and controls business on September 30, 2010, we have made modifications to our management style that are designed to enhance profitability at each group company level. The current segment reporting is based on our modified management decision-making process. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the years ended March 31, 2009, 2010 and 2011. We have also changed our abbreviations for the reporting segments, as described below.

We acquired Emerson Electric Co.’s motors and controls business on September 30, 2010. The acquired business has been identified as a reportable operating segment, the Nidec Motor segment, since the quarterly reporting period ended December 31, 2010.

The Nidec Corporation (formerly NCJ) segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) (formerly NET) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) (formerly NCC) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) (formerly NCD) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore (formerly NCS) segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) (formerly NCH) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The Nidec Philippines (formerly NCF) segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo (formerly NSNK) segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal (formerly NCPL) segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok (formerly NTSC) segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics (formerly NCEL) segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor (formerly NTMC) segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor (formerly NMC) segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and other subsidiaries in North America, Latin America Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators (formerly NMA) segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

The Nidec Servo Corporation (formerly NSRV) segment was no longer identified as a reportable segment in the period ended September 30, 2010, due to its immateriality. The former segment’s amounts have been reclassified to the All Others segment for all periods presented.

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous years’ segment information has been reclassified.

We evaluate performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the years ended March 31, 2009, 2010 and 2011. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the years ended March 31, 2009, 2010 and 2011:

	Year ended March 31,
	2009	2010	2011	2011
	(Yen in millions and U.S. dollars in thousands)
Nidec Corporation
Net sales to external customers	¥62,260	¥67,285	¥72,334	$869,922
Net sales to other operating segments	72,064	77,125	74,406	894,841

Sub total	134,324	144,410	146,740	1,764,763
Nidec Electronics (Thailand)
Net sales to external customers	80,247	87,792	81,731	982,935
Net sales to other operating segments	31,125	41,117	42,024	505,400

Sub total	111,372	128,909	123,755	1,488,335
Nidec (Zhejiang)
Net sales to external customers	18,305	22,948	24,500	294,648
Net sales to other operating segments	2,624	3,589	3,868	46,518

Sub total	20,929	26,537	28,368	341,166
Nidec (Dalian)
Net sales to external customers	7,725	6,976	4,218	50,728
Net sales to other operating segments	26,837	24,274	20,852	250,776

	Year ended March 31,
	2009	2010	2011	2011
	(Yen in millions and U.S. dollars in thousands)
Sub total	34,562	31,250	25,070	301,504
Nidec Singapore
Net sales to external customers	27,117	26,157	19,082	229,489
Net sales to other operating segments	206	390	451	5,424

Sub total	27,323	26,547	19,533	234,913
Nidec (H.K.)
Net sales to external customers	37,761	50,066	54,731	658,220
Net sales to other operating segments	5,105	3,841	1,453	17,474

Sub total	42,866	53,907	56,184	675,694
Nidec Philippines
Net sales to external customers	7,517	10,891	7,337	88,238
Net sales to other operating segments	24,357	28,019	28,504	342,802

Sub total	31,874	38,910	35,841	431,040
Nidec Sankyo
Net sales to external customers	92,186	75,807	91,586	1,101,455
Net sales to other operating segments	648	395	556	6,687

Sub total	92,834	76,202	92,142	1,108,142
Nidec Copal
Net sales to external customers	69,451	61,275	65,379	786,278
Net sales to other operating segments	4,872	2,357	2,632	31,654

Sub total	74,323	63,632	68,011	817,932
Nidec Tosok
Net sales to external customers	20,188	23,345	29,745	357,727
Net sales to other operating segments	139	156	201	2,417

Sub total	20,327	23,501	29,946	360,144
Nidec Copal Electronics
Net sales to external customers	28,429	24,954	30,553	367,444
Net sales to other operating segments	43	31	27	325

Sub total	28,472	24,985	30,580	367,769
Nidec Techno Motor
Net sales to external customers	41,341	38,062	58,363	701,900
Net sales to other operating segments	834	818	877	10,547

Sub total	42,175	38,880	59,240	712,447
Nidec Motor
Net sales to external customers	—	—	35,458	426,434
Net sales to other operating segments	—	—	—	—

Sub total	—	—	35,458	426,434
Nidec Motor & Actuators
Net sales to external customers	34,348	32,186	38,371	461,467
Net sales to other operating segments	7,548	9,432	6,702	80,601

Sub total	41,896	41,618	45,073	542,068
All Others
Net sales to external customers	79,781	59,206	74,750	898,978
Net sales to other operating segments	59,279	70,634	73,294	881,467

Sub total	139,060	129,840	148,044	1,780,445
Total
Net sales to external customers	606,656	586,950	688,138	8,275,863

	Year ended March 31,
	2009	2010	2011	2011
	(Yen in millions and U.S. dollars in thousands)
Net sales to other operating segments	235,681	262,178	255,847	3,076,933

Adjustments(*)	4,147	(921)	392	4,714
Inter segment elimination	(235,681)	(262,178)	(255,847)	(3,076,933)

Consolidated total (net sales)	¥610,803	¥586,029	¥688,530	$8,280,577

(*)	See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

	Year ended March 31,
	2009	2010	2011	2011
	(Yen in millions and U.S. dollars in thousands)
Operating income or loss:
Nidec Corporation	¥7,315	¥8,066	¥6,799	$81,768
Nidec Electronics (Thailand)	15,629	22,674	22,025	264,883
Nidec (Zhejiang)	(324)	1,946	1,916	23,043
Nidec (Dalian)	2,913	4,808	2,658	31,966
Nidec Singapore	178	319	245	2,946
Nidec (H.K.)	554	608	542	6,518
Nidec Philippines	2,321	6,939	5,403	64,979
Nidec Sankyo	5,705	7,389	11,253	135,334
Nidec Copal	4,832	6,075	9,188	110,499
Nidec Tosok	1,655	2,825	4,009	48,214
Nidec Copal Electronics	2,760	2,422	4,969	59,759
Nidec Techno Motor	1,469	1,951	4,115	49,489
Nidec Motor	—	—	143	1,720
Nidec Motors & Actuators	(407)	553	1,274	15,322
All Others	7,881	12,311	15,970	192,062

Total	52,481	78,886	90,509	1,088,502

Adjustments(*)	(466)	(373)	18	217

Consolidated total	¥52,015	¥78,513	¥90,527	$1,088,719

(*)	See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Net sales of Nidec Corporation increased ¥2,330 million, or 1.6%, from ¥144,410 million for the year ended March 31, 2010 to ¥146,740 million for the year ended March 31, 2011. The main reason for this increase was an increase in demand for hard disk drives spindle motors and general motors. Net sales to external customers of Nidec Corporation increased ¥5,049 million, or 7.5%, from ¥67,285 million for the year ended March 31, 2010 to ¥72,334 million for the year ended March 31, 2011. Inter segment revenues of Nidec Corporation decreased ¥2,719 million, or 3.5%, from ¥77,125 million for the year ended March 31, 2010 to ¥74,406 million for the year ended March 31, 2011. Operating income of Nidec Corporation decreased ¥1,267 million, or 15.7%, from ¥8,066 million for the year ended March 31, 2010 to ¥6,799 million for the year ended March 31, 2011. This decrease was due primarily to a decrease in royalty and commission fees from subsidiaries and the negative impact of the appreciation of the Japanese yen against the U.S. dollar.

Net sales of Nidec Corporation increased ¥10,086 million, or 7.5%, from ¥134,324 million for the year ended March 31, 2009 to ¥144,410 million for the year ended March 31, 2010. The main reason for this increase was an increase in demand for hard disk drives spindle motors and other small precision motors. Net sales to external customers of Nidec Corporation increased ¥ 5,025 million, or 8.1%, from ¥62,260 million for the year ended March 31, 2009 to ¥67,285 million for the year ended March 31, 2010. Inter segment revenues of Nidec Corporation increased ¥5,061 million, or 7.0%, from ¥72,064 million for the year ended March 31, 2009 to ¥77,125 million for the year ended March 31, 2010. Operating income of Nidec Corporation increased ¥751 million, or 10.3%, from ¥7,315 million for the year ended March 31, 2009 to ¥8,066 million for the year ended March 31, 2010. This increase was due primarily to an increase in sales, which more than offsets the negative impact of exchange rate fluctuations.

Net sales of Nidec Electronics (Thailand) decreased ¥5,154 million, or 4.0%, from ¥128,909 million for the year ended March 31, 2010 to ¥123,755 million for the year ended March 31, 2011. This was primarily due to an appreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Electronics (Thailand) decreased ¥649 million, or 2.9%, from ¥22,674 million for the year ended March 31, 2010 to ¥22,025 million for the year ended March 31, 2011. This was primarily due to the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and an increase in depreciation expenses as a result of increased investments in manufacturing facilities in Thailand.

Net sales of Nidec Electronics (Thailand) increased ¥ 17,537 million, or 15.7%, from ¥111,372 million for the year ended March 31, 2009 to ¥128,909 million for the year ended March 31, 2010 due primarily to an increase in the demand for hard disk drives spindle motors. Operating income of Nidec Electronics (Thailand) increased ¥7,045 million, or 45.1%, from ¥15,629 million for the year ended March 31, 2009 to ¥22,674 million for the year ended March 31, 2010. This was due primarily to cost reduction efforts, such as increased in-sourcing of product manufacturing, a decrease in material cost, and an increase in sales of products manufactured at lower costs, in addition to the overall sales growth.

Net sales of Nidec (Zhejiang) increased ¥1,831 million, or 6.9%, from ¥26,537 million for the year ended March 31, 2010 to ¥28,368 million for the year ended March 31, 2011. This increase was due primarily to an increase in demand for hard disk drives spindle motors. Operating income of Nidec (Zhejiang) decreased ¥30 million, or 1.5% from ¥1,946 million for the year ended March 31, 2010 to ¥1,916 million for the year ended March 31, 2011. This decrease was primarily due to an increase in royalty and commission fees to Nidec Corporation in addition to increases in wages.

Net sales of Nidec (Zhejiang) increased ¥ 5,608 million, or 26.8%, from ¥20,929 million for the year ended March 31, 2009 to ¥26,537 million for the year ended March 31, 2010. This increase was due primarily to an increase in demand for hard disk drives spindle motors. Nidec (Zhejiang) had operating income of ¥1,946 million for the year ended March 31, 2010, compared to an operating loss of ¥324 million for the year ended March 31, 2009. This improvement was due primarily to improved product mix and enhanced efficiency in manufacturing processes, in addition to the overall increase in demand.

Net sales of Nidec (Dalian) decreased ¥6,180 million, or 19.8%, from ¥31,250 million for the year ended March 31, 2010 to ¥25,070 million for the year ended March 31, 2011. This decrease was primarily due to a decrease in sales volume of DC motors as a result of customers’ reductions of inventory. Operating income of Nidec (Dalian) decreased ¥2,150 million, or 44.7% from ¥4,808 million for the year ended March 31, 2010 to ¥2,658 million for the year ended March 31, 2011. This decrease was primarily due to increases in wages and raw material costs in addition to lower sales.

Net sales of Nidec (Dalian) decreased ¥3,312 million, or 9.6%, from ¥34,562 million for the year ended March 31, 2009 to ¥31,250 million for the year ended March 31, 2010. This decrease was due primarily to a decrease in the demand for brushless DC fans. However operating income increased ¥1,895 million, or 65.1% from ¥2,913 million for the year ended March 31, 2009 to ¥4,808 million for the year ended March 31, 2010. In spite of a decrease in sales, operating income increased due to improved product mix and enhanced efficiency in manufacturing processes.

Net sales of Nidec Singapore decreased ¥7,014 million, or 26.4%, from ¥26,547 million for the year ended March 31, 2010 to ¥19,533 million for the year ended March 31, 2011, primarily due to a decreases in sales volume for DC motors and hard disk drives spindle motors as a result of a major customer’s transfer of its manufacturing operations to China. Operating income of Nidec Singapore decreased ¥74 million, or 23.2%, from ¥319 million for the year ended March 31, 2010 to ¥245 million for the year ended March 31, 2011. This was primarily due to a decrease in sales volume.

Net sales of Nidec Singapore decreased ¥776 million, or 2.8%, from ¥27,323 million for the year ended March 31, 2009 to ¥26,547 million for the year ended March 31, 2010. This was due primarily to the negative impact of exchange rate fluctuations, in spite of an increase in sales of small precision motors. Operating income of Nidec Singapore increased ¥141 million, or 79.2%, from ¥178 million for the year ended March 31, 2009 to ¥319 million for the year ended March 31, 2010. This was due primarily to a reduction in selling, general and administrative expenses.

Net sales of Nidec (H.K.) increased ¥2,277 million, or 4.2%, from ¥53,907 million for the year ended March 31, 2010 to ¥56,184 million for the year ended March 31, 2011. This increase was primarily due to an increase in sales of hard disk drives spindle motors as a result of stronger customer demand. Operating income of Nidec (H.K.) decreased ¥66 million, or 10.9%, from ¥608 million for the year ended March 31, 2010 to ¥542 million for the year ended March 31, 2011. This decrease was mainly due to an increase in service fees to other subsidiaries.

Net sales of Nidec (H.K.) increased ¥11,041 million, or 25.8%, from ¥42,866 million for the year ended March 31, 2009 to ¥53,907 million for the year ended March 31, 2010. This increase was due primarily to an increase in demand for hard disk drives spindle motors and DC motors for optical disk drives. In addition, the sales of brushless DC fans and DC motors increased, due to a customer’s transfer of its manufacturing operations from Taiwan to China. Operating income of Nidec (H.K.) increased ¥ 54 million, or 9.7%, from ¥ 554 million for the year ended March 31, 2009 to ¥ 608 million for the year ended March 31, 2010. This was due primarily to an increase in sales, partially offset by a lower overall sales margin.

Net sales of Nidec Philippines decreased ¥3,069 million, or 7.9%, from ¥38,910 million for the year ended March 31, 2010 to ¥35,841 million for the year ended March 31, 2011. This decrease was primarily due to a decrease in sales volume of hard disk drives spindle motors as a result of customers’ reductions of inventory. Operating income of Nidec Philippines decreased ¥1,536 million, or 22.1%, from ¥6,939 million for the year ended March 31, 2010 to ¥5,403 million for the year ended March 31, 2011. This decrease was mainly due to a decrease in sales volume and the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar.

Net sales of Nidec Philippines increased ¥7,036 million, or 22.1%, from ¥31,874 million for the year ended March 31, 2009 to ¥ 38,910 million for the year ended March 31, 2010. This increase was due primarily to an increase in demand for hard disk drives spindle motors. Operating income of Nidec Philippines increased ¥4,618 million, or 199.0%, from ¥2,321 million for the year ended March 31, 2009 to ¥6,939 million for the year ended March 31, 2010. The increase in operating income was due to higher sales of the main products manufactured at lower costs with enhanced economies of scale.

Net sales of Nidec Sankyo increased ¥15,940 million, or 20.9%, from ¥76,202 million for the year ended March 31, 2010 to ¥92,142 million for the year ended March 31, 2011. This was due primarily to a significant increase in demand for LCD panel handling robots. Operating income of Nidec Sankyo increased ¥3,864 million, or 52.3%, from ¥7,389 million for the year ended March 31, 2010 to ¥11,253 million for the year ended March 31, 2011. This was primarily due to an increase in sales of products with higher margins and improved production cost management such as factory automation.

Net sales of Nidec Sankyo decreased ¥16,632 million, or 17.9%, from ¥92,834 million for the year ended March 31, 2009 to ¥76,202 million for the year ended March 31, 2010. This was primarily due to a decrease in demand for LCD panel handling robots. However operating income of Nidec Sankyo increased ¥1,684 million, or 29.5%, from ¥5,705 million for the year ended March 31, 2009 to ¥7,389 million for the year ended March 31, 2010. This was primarily due to the implementation of measures to reduce production cost and fixed cost.

Net sales of Nidec Copal increased ¥4,379 million, or 6.9%, from ¥63,632 million for the year ended March 31, 2010 to ¥68,011 million for the year ended March 31, 2011. This was primarily due to an increase in sales of camera shutters for mobile phones and mold components. Operating income of Nidec Copal increased ¥3,113 million, or 51.2%, from ¥6,075 million for the year ended March 31, 2010 to ¥9,188 million for the year ended March 31, 2011. This increase was primarily due to further cost reduction achieved through such measures as in-sourcing of product manufacturing.

Net sales of Nidec Copal decreased ¥10,691 million, or 14.4%, from ¥74,323 million for the year ended March 31, 2009 to ¥63,632 million for the year ended March 31, 2010. This was primarily due to a decrease in sales of camera shutters for mobile phones and system equipment such as industrial robots. However operating income of Nidec Copal increased ¥1,243 million, or 25.7%, from ¥4,832 million for the year ended March 31, 2009 to ¥6,075 million for the year ended March 31, 2010. This was primarily due to the improved cost reduction achieved through such measures as in-sourcing of product manufacturing.

Net sales of Nidec Tosok increased ¥6,445 million, or 27.4%, from ¥23,501 million for the year ended March 31, 2010 to ¥29,946 million for the year ended March 31, 2011. This was primarily due to an increase in demand for automotive parts and machinery. Operating income increased ¥1,184 million, or 41.9%, from ¥2,825 million for the year ended March 31, 2010 to ¥4,009 million for the year ended March 31, 2011. This was due to improved production cost management through an expansion of overseas manufacturing in addition to the increase in sales.

Net sales of Nidec Tosok increased ¥3,174 million, or 15.6%, from ¥20,327 million for the year ended March 31, 2009 to ¥ 23,501 million for the year ended March 31, 2010. This was due primarily to an increase in demand for automotive parts. Operating income increased ¥1,170 million, or 70.7%, from ¥1,655 million for the year ended March 31, 2009 to ¥2,825 million for the year ended March 31, 2010. This was primarily due to improved production cost management, in addition to the increase in sales.

Net sales of Nidec Copal Electronics increased ¥5,595 million, or 22.4%, from ¥24,985 million for the year ended March 31, 2010 to ¥30,580 million for the year ended March 31, 2011. This was primarily due to an increase in demand for electronic circuit components and sensors. Operating income increased ¥2,547 million, or 105.2%, from ¥2,422 million for the year ended March 31, 2010 to ¥4,969 million for the year ended March 31, 2011.This was primarily due to cost reductions achieved through enhanced economies of scale resulting from the expansion of the segment’s operations, in addition to the increase in sales.

Net sales of Nidec Copal Electronics decreased ¥3,487 million, or 12.2%, from ¥28,472 million for the year ended March 31, 2009 to ¥24,985 million for the year ended March 31, 2010. This was due primarily to a decrease in sales of electronic components such as switches. Operating income decreased ¥338 million, or 12.2%, from ¥2,760 million for the year ended March 31, 2009 to ¥2,422 million for the year ended March 31, 2010. This was primarily due to the decrease in sales.

Net sales of Nidec Techno Motor increased ¥20,360 million, or 52.4%, from ¥38,880 million for the year ended March 31, 2010 to ¥59,240 million for the year ended March 31, 2011. This was primarily due to an increase in demand for general motors for industrial use in Japan and home appliances use in Asia, in addition to ¥12,396 million of sales at Nidec Sole Motors S.R.L and its subsidiary, which became consolidated subsidiaries during the three months ended March 31, 2010. Operating income increased ¥2,164 million, or 110.9%, from ¥1,951 million for the year ended March 31, 2010 to ¥4,115 million for the year ended March 31, 2011. This increase was primarily due to the increase in sales, the positive impact of Nidec Sole Motors and its subsidiary becoming consolidated subsidiaries and cost reduction achieved through such measures as in-sourcing of product manufacturing.

Net sales of Nidec Techno Motor decreased ¥3,295 million, or 7.8%, from ¥42,175 million for the year ended March 31, 2009 to ¥38,880 million for the year ended March 31, 2010. This was primarily due to a decrease in demand for industrial motors and home appliances motors. The impact of decreased demand was more significant on the industrial motor business because of sluggish corporate spending. However operating income increased ¥482 million, or 32.8%, from ¥1,469 million for the year ended March 31, 2009 to ¥1,951 million for the year ended March 31, 2010. This increase was primarily due to improved product mix and reduced costs deriving from improved material procurement management.

Net sales of Nidec Motor was ¥35,458 million and operating income was ¥143 million, for the year ended March 31, 2011. Sales and operating income of Nidec Motor were consolidated in the quarterly reporting period ended December 31, 2010.

Net sales of Nidec Motors & Actuators increased ¥3,455 million or 8.3%, from ¥41,618 million for the year ended March 31, 2010 to ¥45,073 million for the year ended March 31, 2011. This was primarily due to an increase in demand for general motors for automobiles in North American and Europe. Operating income increased ¥721 million, or 130.4%, from ¥553 million for the year ended March 31, 2010 to ¥1,274 million for the year ended March 31, 2011. This increase was primarily due to the increase in sales and cost reduction measures.

Net sales of Nidec Motors & Actuators decreased ¥278 million or 0.7%, from ¥41,896 million for the year ended March 31, 2009 to ¥41,618 million for the year ended March 31, 2010 due primarily to a decrease in the demand for automotive motors. Nidec Motors & Actuators had operating income of ¥553 million for the year ended March 31, 2010 compared to an operating loss of ¥407 million for the year ended March 31, 2009. In spite of the decrease in sales, operating income increased due to reduced costs deriving from improved material procurement management with enhanced economies of scale with subsidiaries.

Within the All Others segment, net sales increased ¥18,204 million, or 14.0%, from ¥129,840 million for the year ended March 31, 2010 to ¥148,044 million for the year ended March 31, 2011. This was primarily due to an increase in demand for machinery as well as logistics and service-related business included in the “Others” product category. Operating income increased ¥3,659 million, or 29.7% from ¥12,311 million for the year ended March 31, 2010 to ¥15,970 million for the year ended March 31, 2011, primarily due to the increase in sales.

Within the All Others segment, net sales decreased ¥9,220 million, or 6.6%, from ¥139,060 million for the year ended March 31, 2009 to ¥129,840 million for the year ended March 31, 2010. This was primarily due to a decrease in demand for machinery and such small precision motors as fans. However, operating income increased ¥4,430 million, or 56.2%, from ¥7,881 million for the year ended March 31, 2009 to ¥12,311 million for the year ended March 31, 2010. This was primarily due to an increase in demand for such small precision motors as DC motors.

Accounting Changes

As of April 1, 2010, we adopted FASB Accounting Standards Codification™ (ASC) 860 “Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of a portion of a financial assets as sale, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or liquidity.

As of April 1, 2010, we adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to Be Adopted in Future Periods

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods within those years, beginning after December 15, 2010. Early adoption is prohibited. We are currently evaluating the potential impact from adopting ASU 2010-28 on our consolidated financial position, results of operations and liquidity.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 will not have any impact on our consolidated financial position, results of operations and liquidity.

In May 2011, the FASB issued ASU No.2011-04, “Fair Value Measurement: (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amends current U.S. GAAP to create more commonality with IFRS by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Early adoption is prohibited. The adoption of ASU 2011-04 is not expected to have a material impact on our consolidated financial position, results of operations and liquidity.

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

Inventories

Our inventories are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We may have to recognize large amounts of inventory write-offs as a result of an unexpected decline in market conditions, changes in demand or our product line.

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

As of March 31, 2011, the estimated fair value of our marketable securities was ¥14,826 million. We recorded a loss from marketable securities in the amount of ¥238 million for the year ended March 31, 2011.

The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31,
	2009	2010	2011	2011
	(Yen in millions and U.S. dollars in thousands)
Other-than-temporary losses on marketable securities	¥1,617	¥273	¥202	$2,429

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2011, sales to our six largest customers represented approximately 36% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2011, six customers represented ¥50,927 million, or 33%, of our gross accounts receivable. In addition, during economic downturns, a certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥496 million as of March 31, 2011. Our trade notes and accounts receivable balance was ¥165,577 million, net of allowance for doubtful accounts, as of March 31, 2011.

The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31,
	2009	2010	2011	2011
	(Yen in millions and U.S. dollars in thousands)
Provision for doubtful accounts, net of reversal	¥349	¥31	¥26	$313

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2011, we had deferred tax assets in the amount of ¥32,850 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥6,235 million as of March 31, 2011, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property, plant and equipment, comprising approximately 31.3% of our total assets as of March 31, 2011, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted testing for impairment of long-lived assets under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amounts of these asset groups may not be recoverable, we have reviewed the respective asset groups for impairment. An impairment loss is recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows of the group. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Acquisitions

In recent years, we have made a number of significant business acquisitions, which had been accounted for using the purchase method of accounting until the fiscal year ended March 31, 2009. As of April 1, 2009, we adopted ASC 805, “Business Combinations”. ASC 805 requires that business acquisitions are accounted for using the acquisition method of accounting. Application of the purchase method and the acquisition method requires our management to make complex judgments about the measurement of fair value of the net assets we acquire and estimation of the related useful lives. The determinations of fair value of assets and liabilities are primarily based on factors such as cash flow analysis and quoted market prices among others. We also obtained independent appraisers’ reports for significant purchases.

Valuation of Goodwill

Under ASC 350 “Intangibles—Goodwill and Other”, goodwill acquired in business combinations is not amortized but tested annually for impairment. We test for impairment at the reporting unit level on January 1st of each year. In addition, we test for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors we consider important which could trigger an impairment review include the following:

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

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥82,107 million as of March 31, 2011.

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

	Yen in millions
	Effect on pre-tax income	Effect on PBO
	For the year ending March 31, 2012	As of March 31, 2011
Discount rates
0.5% decrease	¥(18)	¥1,251
0.5% increase	21	(1,188)
Expected rate of return on plan assets
0.5% decrease	¥(41)
0.5% increase	41

Income Taxes

We adopted FASB Accounting Standards Codification™ (ASC), 740 “Income Taxes” on April 1, 2007. We consider many factors when evaluating and estimating income tax uncertainties. These factors include an evaluation of the technical merits of the tax positions as well as the amounts and probabilities of the outcomes that could be realized upon settlement. The actual resolutions of those uncertainties will inevitably differ from those estimates, and such differences may be material to the financial statements.

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

B. Liquidity and Capital Resources.

As part of our efforts to enhance liquidity, we continued to focus particularly on efficient use of capital and better management of foreign exchange risk during the year ended March 31, 2011. For example, in an effort to efficiently use capital, we continued to strive to make effective use of our cash management system, which are shared among our domestic subsidiaries. In addition, we sought to make effective use of dollar surplus funds held by domestic subsidiaries. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks and management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in the form of Chinese yuan time deposits in preparation for a possible Chinese currency revaluation. As of March 31, 2011, our cash and cash equivalents of Chinese yuan were approximately RMB 1,300 million.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) mergers and acquisitions, (4) investments in subsidiaries, (5) purchases of raw materials, (6) employees’ salaries, wages and other payroll costs, and (7) repayment of short-term borrowings and long-term debt.

Investments for the purchase of property, plant, equipment and other assets totaled ¥55,010 million for the year ended March 31, 2011. We plan to invest ¥23,943 million in additions to the property, plant and equipment for the year ending March 31, 2012. Outstanding commitments for the purchase of property, plant and equipment and other assets amounted to ¥315 million as of March 31, 2011.

Research and development expenses were ¥27,988 million for the year ended March 31, 2011, and are expected to reach approximately ¥33,000 million for the year ending March 31, 2012.

We acquired the Emerson Electric Co.’s motors and controls, or EMC, business for ¥57,442 million in cash on September 30, 2010. In addition, we significantly increased our capital investments and our equity holdings in subsidiaries. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, primarily consisting of bank loans, were ¥52,018 million as of March 31, 2011, a decrease of ¥63,449 million from ¥115,467 million as of March 31, 2010. Our long-term debt was ¥101,819 million as of March 31, 2011, an increase of ¥1,745 million from ¥100,074 million as of March 31, 2010.

We issued an aggregate principal amount of ¥100,000 million of zero coupon euro yen convertible bonds due 2015 on September 21, 2010. The net proceeds of the issuance of convertible bonds were applied towards the repayment of existing short-term borrowings. Through the issuance of corporate bonds, we sought to maintain our financial agility in mergers and acquisitions, research and development activities and facilities investments by reducing interest and other financing expenses. For more information, see Note 12 to our audited consolidated financial statements included elsewhere in this annual report.

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

We believe that these funding sources, together with our cash flow from operations, will sufficiently meet our capital requirements for the next fiscal year ending March 31, 2012.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥55,414 million from ¥692,791 million as of March 31, 2010 to ¥748,205 million as of March 31, 2011. Excluding the contributions of the newly consolidated companies, total assets decreased ¥22,411 million from ¥692,791 million as of March 31, 2010 to ¥670,380 million as of March 31, 2011. The increase of ¥55,414 million in total assets was mainly due to an increase in property, plant and equipment of ¥33,102 million as a result of our additional capital investments and our acquisition of the EMC business, an increase in inventories of ¥20,874 million resulting from lower customer demand caused by the recent earthquake and subsequent events in Northeastern Japan and increased orders from some customers, and an increase in goodwill of ¥9,876 million recorded in connection with our acquisition with the EMC business. Cash and cash equivalents decreased ¥28,988 million between March 31, 2010 and 2011 as described below in “—Cash Flows”. For more information regarding our recent acquisitions, see Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

Our total liabilities increased ¥46,439 million from ¥291,260 million as of March 31, 2010 to ¥337,699 million as of March 31, 2011. Excluding the contributions of the newly consolidated companies, total liabilities increased ¥29,178 million from ¥291,260 million as of March 31, 2010 to ¥320,438 million as of March 31, 2011. The increase of ¥46,439 million was mainly due to an increase in long-term debt of ¥100,074 million partly as a result of the issuance of corporate bonds described above which was offset in part by a decrease of ¥63,449 million, in short-term borrowings partly as a result of repayment with the proceeds from the issuance of corporate bonds.

Our working capital, defined as current assets less current liabilities, increased ¥53,644 million from ¥112,618 million as of March 31, 2010 to ¥166,262 million as of March 31, 2011. This was mainly due to the repayment of short-term borrowings with the proceeds from the issuance of corporate bonds.

Our receivable turnover ratio is calculated by dividing net sales for a fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio increased 0.6 points from 3.6 points for the year ended March 31, 2010 to 4.2 points for the year ended March 31, 2011. This was mainly due to the increase in total net sales. The inventory turnover ratio is calculated by dividing cost of products sold for a given year by the year-end inventory balance. Our inventory turnover ratio decreased 0.6 points from 6.3 points for the year ended March 31, 2010 to 5.7 points for the year ended March 31, 2011, primarily due to a decrease in customer demand caused by the recent earthquake and subsequent events in Northeastern Japan and increased orders from some customers.

Our total shareholders’ equity increased ¥14,941 million from ¥340,309 million as of March 31, 2010 to ¥355,250 million as of March 31, 2011. This increase was mainly due to an increase in retained earnings of ¥41,190 million, which was partially offset by an increase in negative foreign currency translation adjustments of ¥15,928 million due to the appreciation of the Japanese yen against other currencies. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 1.6 percentage points from 49.1% as of March 31, 2010 to 47.5% as of March 31, 2011.

Cash Flows

Net cash provided by operating activities decreased ¥6,996 million from ¥90,080 million for the year ended March 31, 2010 to ¥83,084 million for the year ended March 31, 2011. Although our consolidated net income increased ¥1,341 million, net cash provided by operating activities decreased primarily due to the negative impact of changes in operating assets and liabilities of ¥9,858 million.

For the year ended March 31, 2011, we had ¥83,084 million of cash inflows mainly due to consolidated net income of ¥57,492 million. On the other hand, we had a decrease in operating assets and liabilities of ¥15,043 million which consisted of an increase in operating assets of ¥11,861 million and a decrease in operating liabilities of ¥3,182 million. The increase in operating assets of ¥11,861 million was primarily due to decrease customers demand caused by the recent earthquake and subsequent events in Northeastern Japan and increased orders from some customers, which resulted in higher inventory levels.

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

Net cash used in investing activities increased ¥66,428 million from ¥40,514 million for the year ended March 31, 2010 to ¥106,942 million for the year ended March 31, 2011. The increase in net cash used in investing activities were mainly due to an increase in acquisitions of business, net of cash acquired, of ¥47,198 million and an increase in additions to property, plant and equipment of ¥18,402 million, resulting from our increased capital investments.

For the year ended March 31, 2011, ¥106,942 million of cash outflows was mainly due to additions to property, plant and equipments of ¥55,010 million for constructions of additional plant, and acquisitions of business, net of cash acquired of ¥51,594 million.

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

Net cash provided by financing activities was ¥3,764 million for the year ended March 31, 2011, while net cash used in financing activities was ¥122,779 million for the year ended March 31, 2010.

For the year ended March 31, 2011, ¥3,764 million of the cash inflows was mainly due to the proceeds from the issuance of corporate bonds of ¥100,500 million. Our cash outflows for the year ended March 31, 2011 primarily resulted from a decrease in short-term borrowings of ¥63,205 million, purchases of treasury stock of ¥11,226 million and dividends paid to shareholders of Nidec Corporation of ¥11,143 million.

For the year ended March 31, 2010, ¥122,779 million of the cash outflows was mainly due to a decrease in short-term borrowings of ¥109,100 million and dividends paid to shareholders of Nidec Corporation of ¥7,661 million.

Net cash used in financing activities was ¥122,779 million for the year ended March 31, 2010 while net cash provided by financing activities was ¥81,874 million for the year ended March 31, 2009.

For the year ended March 31, 2010, ¥122,779 million of the cash outflows was mainly due to a decrease in short-term borrowings of ¥109,100 million and dividends paid to shareholders of Nidec Corporation of ¥7,661 million.

For the year ended March 31, 2009, ¥81,874 million of cash inflows was mainly due to an increase in short-term borrowings of ¥153,934 million for the purpose of increasing cash on hand in response the global recession. On the other hand, the cash outflows were primarily due to redemption of corporate bonds of ¥26,412 million and purchases of treasury stock of ¥23,775 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥28,988 million from ¥123,309 million as of March 31, 2010 to ¥94,321 million as of March 31, 2011. Currency of cash and cash equivalents consists primarily of U.S. dollar, Japanese yen, Thai baht, Euro and Chinese yuan.

We believe that cash generated from operating activities are sufficient to meet our cash obligations for the current fiscal year.

C. Research and Development, Patents and Licenses, etc.

In order to remain competitive, we need to maintain the ability to create products with specialized quality attributes that precisely meet the evolving performance and environmental requirements of our customers. In addition to the continued emphasis on improved running accuracy, controllability, compactness, operational quietness and energy efficiency, we have our research and development activities focus on designing ecology conscious and cost effective products that require less raw materials and energy to manufacture and operate in order to reduce our and our customers’ environmental burden and manufacturing costs.

We allocate our research and development resources primarily towards the development of motors in the “General Motors” and “Small Precision Motors” categories with key priorities placed on the following areas:

•	Prototype development targeted at new markets and applications,
•

Design improvements intended to reduce raw materials, such as aluminum, steel, copper and permanent magnets (rare-earth compounds), used in our products and thereby achieve superior suitability for miniaturization and low-cost automation,

•	Internal development of electronic control units and integrated modular motor drives for automotive systems, and

•	Energy-efficient, high-speed hard disk drives spindle motors for use in data center servers.

As of March 31, 2011, we employed 3,075 people engaged in research and development activities mainly in Japan as well as in China, the United States, Germany, Taiwan, Mexico, Vietnam, Italy, India, Spain, the United Kingdom, Thailand, Indonesia, Poland, the Philippines, South Korea, and Singapore.

We incurred research and development expenses of ¥26,825 million, ¥24,456 million and ¥27,988 million for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥33,000 million on research and development in the year ending March 31, 2012. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

D. Trend Information.

The information required by this item is set forth in “—A. Operating Results,” “—B. Liquidity and Capital Resources” and “Item 4.B. Information on the Company—Business Overview.”

E. Off-Balance Sheet Arrangements.

We have guaranteed approximately ¥111 million ($1,335 thousand) of bank loans for employees in connection with their housing costs at March 31, 2011. If an employee defaults on his or her loan payments, we would be liable under the guarantees. The maximum undiscounted amount of our obligation to make future payments in the event of defaults is approximately ¥111 million ($1,335 thousand). The current carrying amount of the liabilities for our obligations under the guarantees is zero.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2011:

	(Yen in millions)
	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Contractual Obligations
Long-term Debt	¥102,943	¥1,124	¥930	¥100,714	¥175
Capital Lease Obligations	2,191	1,101	870	203	17
Interest on debt*[1]	64	36	23	4	1
Operating Leases	4,244	1,276	1,540	465	963
Purchase Commitments for fixed assets	315	315	—	—	—

Total Contractual Cash Obligations	109,757	3,852	¥3,363	¥101,386	¥1,156
Contribution under pension plans*[2]	¥3,209	¥3,209	—	—	—

	Amount of Commitment Expiration per Period
	Total amounts committed	Less than 1 year	2-3 years	4-5 years	Over 5 years
Other Commercial Commitments
Guarantees	¥111	¥29	¥20	¥17	¥45
Total Commercial Commitments	¥111	¥29	¥20	¥17	¥45

*1	Interest at variable interest rates are assumed based on the current applicable rate of 2.5%.
*2	Amounts are only available for payments due in less than one year.

	(U.S. dollars in thousands)
	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Contractual Obligations
Long-term Debt	$1,238,040	$13,518	$11,184	$1,211,233	$2,105
Capital Lease Obligations	26,350	13,241	10,463	2,441	205
Interest on debt*[1]	770	433	277	48	12
Operating Leases	51,040	15,346	18,521	5,592	11,581
Purchase Commitments for fixed assets	3,788	3,788	—	—	—

Total Contractual Cash Obligations	1,319,988	46,326	$40,445	$1,219,314	$13,903
Contribution under pension plans*[2]	$38,593	$38,593	—	—	—

	Amount of Commitment Expiration per Period
	Total amounts committed	Less than 1 year	2-3 years	4-5 years	Over 5 years
Other Commercial Commitments
Guarantees	$1,335	$349	$241	$204	$541
Total Commercial Commitments	$1,335	$349	$241	$204	$541

*1	Interest at variable interest rates are assumed based on the current applicable rate of 2.5%.
*2	Amounts are only available for payments due in less than one year.

We excluded unrecognized tax benefits from the above contractual obligation table as we are unable to make reasonable estimates of the period of settlements. As of March 31, 2011, we had unrecognized tax benefits of ¥9,199 million ($110,631 thousand). For further information related to our unrecognized tax benefits, see Note 18 to our audited consolidated financial statements included elsewhere in this annual report.

We issued an aggregate principal amount of ¥100,000 million of euro yen convertible bonds due 2015 on September 21, 2010. The net proceeds of the issuance of convertible bonds were applied towards the repayment of existing short-term borrowings. For more information, see Note 12 to our audited consolidated financial statements elsewhere in this annual report.

Our capital commitments as of March 31, 2011 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets decreased from approximately ¥2,115 million as of March 31, 2010 to approximately ¥315 million as of March 31, 2011, and decreased from approximately ¥9,104 million on March 31, 2009 to approximately ¥2,115 million on March 31, 2010, respectively. The significant decreases in our capital commitments were mainly due to reductions in commitments for constructions of new plants and purchases of new machinery. Our commitments coming due during the year ended March 31, 2010 were mainly related to payments for the expansions of the Shiga Technical Center and the Nagano Technical Center, which are two of our Japan-based R&D facilities. We expect to make capital expenditures in addition to those for which we have outstanding commitments. See “Item 4.A. Information on the Company—History and Development of the Company.”

For a further discussion on our commitments, see Notes 22 and 23 to our audited consolidated financial statements included elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table provides information about our Directors and Corporate Auditors as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2011	Percentage of common stock outstanding as of March 31, 2011
				(in thousands)
Shigenobu Nagamori	Representative Director, President and Chief Executive Officer	August 28, 1944	June 2012	20,142	14.54%
Hiroshi Kobe	Representative Director, Executive Vice President and Chief Operating Officer	March 28, 1949	June 2012	236	*
Kenji Sawamura	Member of the Board, Executive Vice President	February 15, 1942	June 2012	8	*
Juntaro Fujii	Member of the Board, Executive Vice President	February 20, 1945	June 2012	2	*

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2011	Percentage of common stock outstanding as of March 31, 2011
				(in thousands)
Tadaaki Hamada	Member of the Board, First Senior Vice President	August 14, 1948	June 2012	3	*
Masuo Yoshimatsu	Member of the Board, Senior Vice President and Chief Financial Officer	April 28, 1958	June 2012	3	*
Tetsuo Inoue	Member of the Board, Senior Vice President	June 22, 1948	June 2012	4	*
Shozo Wakabayashi	Member of the Board	November 23, 1943	June 2012	—	*
Masakazu Iwakura	Member of the Board	December 2, 1962	June 2012	—	*
Osamu Narumiya	Corporate Auditor	August 6, 1951	June 2015	0	*
Ryuichi Tanabe	Corporate Auditor	March 9, 1948	June 2015	—	*
Susumu Ono	Corporate Auditor	November 12, 1948	June 2015	—	*
Chihiro Suematsu	Corporate Auditor	January 29, 1956	June 2014	—	*
Kiichiro Kobayashi	Corporate Auditor	November 29, 1957	June 2014	—	*

Notes:

(1)	“—” represents no beneficial ownership in any Nidec shares.
(2)	The asterisk represents beneficial ownership of less than 1%.

Shigenobu Nagamori, who founded Nidec Corporation in July 1973, has since been serving as the Company’s Representative Director, President & Chief Executive Officer (CEO). Mr. Nagamori is currently serving as Representative Director and Chairman of Nidec Motor Holdings Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation; and Chairman of Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Servo Corporation, Nidec-Read Corporation, Nidec-Kyori Corporation and Nidec Motor Corporation.

Hiroshi Kobe has since June 2006 served, and was most recently reappointed in June 2011 to serve, as Representative Director, Executive Vice President, and Chief Operating Officer (COO). Mr. Kobe joined Nidec Corporation in July 1973, and became a Member of the Board of Directors in November 1984, a Member of the Board and Managing Director in November 1991, a Member of the Board and Senior Managing Director in April 1996, a Member of the Board and Executive Vice President in April 2000, COO in April 2005, and Representative Director, Executive Vice President & COO in June 2006. Mr. Kobe is currently responsible for the Automotive Sales Operations, Corporate Administration & Internal Audit Dept., Motor Engineering & Research Laboratory and SPM Quality Control Dept., and serving as Representative Director and Chairman of Nidec Korea Corporation, Nidec Logistics Corporation and Nidec Total Service Corporation.

Kenji Sawamura has since June 2006 served, and was most recently reappointed in June 2011 to serve, as a Member of the Board of Directors and Executive Vice President. Mr. Sawamura joined Nidec Corporation as Executive Director in October 1998, and became a Member of the Board in June 2000, a Member of the Board and Senior Managing Director in April 2002, and a Member of the Board and Executive Vice President in June 2006. Mr. Sawamura is currently responsible for supervising the ADF business, Shiga Technical Center, Corporate Purchasing Dept., ADF Quality Control Dept., and Die & Mold Engineering Dept., and serving as Chairman & CEO of Nidec America Corporation; Representative Director, Chairman & CEO of Nidec Electronics GmbH; Representative Director and Chairman of Nidec (Dalian) Limited, Nidec (Dongguan) Limited, and Nidec Automobile Motor (Zhejiang) Corporation. Mr. Sawamura also serves as Chairman & CEO of Nidec Vietnam Corporation, as Representative Director and Chairman of Nidec Techno Motor Holdings Corporation, and as Representative Director and Chairman of Nidec Machinery Corporation. Mr. Sawamura was a Member of the Board and Managing Director in his previous employment at Nissan Motor Co., Ltd.

Juntaro Fujii has since June 2006 served, and was most recently reappointed in June 2011 to serve, as a Member of the Board and Executive Vice President. Mr.Fujii joined Nidec Corporation as Executive Consultant in June 2006. Mr. Fujii is currently responsible for supervising the Corporate Strategy Office. Mr. Fujii was previously a Member of the Board and President of Mitsubishi UFJ Research & Consulting Co., Ltd.

Tadaaki Hamada has since June 2009 served, and was most recently reappointed in June 2011 to serve, as a Member of the Board and First Senior Vice President. Mr. Hamada, originally from The Bank of Mitsubishi, Ltd. (currently, The Bank of Tokyo-Mitsubishi UFJ, Ltd.) which he joined in April 1971, joined Nidec Corporation as Executive Director in February 2000, and became a Member of the Board in June 2004, Managing Director in April 2005, and a Member of the Board and Senior Vice President in June 2008. Mr. Hamada is currently responsible for supervising the Secretarial Office, Compliance Office, Corporate Planning Dept., Intellectual Property Dept., Legal Dept., General Affairs Dept., Human Resources Dept., and International Business Administration Dept. He is also currently serving as General manager of the Corporate Planning Department.

Masuo Yoshimatsu has since June 2009 served, and was most recently reappointed in June 2011 to serve, as a Member of the Board, Senior Vice President and Chief Financial Officer (CFO). Mr. Yoshimatsu joined Nidec Corporation as Executive Consultant in January 2008, and became a Member of the Board and Vice President in June 2008. Mr.Yoshimatsu is currently responsible for the CFO Strategy Office, IR Dept., Public Relations & Advertising Dept., Accounting Dept and Finance Dept. He is also currently serving as General Manager of the CFO Strategy Office. Mr. Yoshimatsu was a Member of the Board and General Manager of Finance and Accounting Division of SS Pharmaceutical Co., Ltd.

Tetsuo Inoue has since June 2010 served, and was most recently reappointed in June 2011 to serve, as a Member of the Board and Senior Vice President. Mr. Inoue, originally from The Sumitomo Bank, Ltd. (currently, Sumitomo Mitsui Banking Corporation) which he joined in April 1972, joined Nidec Corporation as Executive Director in December 1999, was appointed to serve as a Member of the Board and Vice President in June 2008, and became a Member of the Board in June 2002 and Director and Vice President in June 2008. Mr. Inoue is currently responsible for supervising the Affiliates Administration Dept. as General Manager.

Shozo Wakabayashi has since June 2010 served, and was most recently reappointed in June 2011 to serve, as an Outside Member of the Board of Directors. Mr. Wakabayashi joined the Ministry of Finance in April 1967, was appointed to serve as Chief of the Osaka Regional Taxation Bureau in July 1994, Secretary-General of the Securities and Exchange Surveillance Commission in July 1996, Administrative Vice-Minister of Okinawa Development Agency in June 1998, and Senior Managing Director of Japan Securities Dealers Association in July 2001. Mr. Wakabayashi currently serves as Representative Director and Chairman of Japan Earthquake Reinsurance Co., Ltd.

Masakazu Iwakura has since June 2010 served, and was most recently reappointed in June 2011 to serve, as an Outside Member of the Board of Directors. Mr. Iwakura became a member of Dai-Ichi Tokyo Bar Association in April 1987, and joined Nishimura and Partners (currently, Nishimura and Asahi) and has been serving as a partner attorney at the law firm since January 1996.Mr. Iwakura was appointed to serve as an Outside Corporate Auditor of Kakaku.com, Inc. in June 2005 and as an Outside Member of the Board of Directors of Fancl Corporation in June 2006, and became a visiting professor at Hitotsubashi University Graduate School of Law in April 2007, an Outside Corporate Auditor of Kakaku.com Financial, Inc. in June 2008 and an Outside Member of the Board of Kakaku.com in June 2009. Mr. Iwakura currently teaches at Hitotsubashi University Graduate School of Law as a visiting professor and at Hitotsubashi University Graduate School of International Corporate Strategy as a Professor, and serves as a Corporate Auditor at ICJ Co., Ltd. and as an Outside Corporate Auditor of GMO Internet Inc.

Osamu Narumiya was appointed to serve as a Corporate Auditor in June 2011. Mr. Narumiya joined the Ministry of International Trade and Industry (currently, Ministry of Economy, Trade and Industry) in April 1976. He was appointed to serve as First Secretary at the Embassy of Japan in Singapore in April 1987, and became Director of the Information Management Division at the Minister’s Secretariat in May 1995, Deputy Director-General (responsible for bilateral cooperation) at the Minister’s Secretariat in July 2002, Director of the Japan Bicycle Racing Assoc. in September 2003, and Senior Managing Director of the National Federation of Small Business Associations in June 2004. Mr. Narumiya joined Nidec Corporation as Executive Consultant in June 2007, and became a Member of the Board in the same month. Mr. Narumiya concurrently serves as Vice President.

Ryuichi Tanabe was appointed to serve as an Outside Corporate Auditor in June 2011. Mr. Tanabe joined the Ministry of Foreign Affairs in April 1970. He was appointed to serve as Director of the International Public Relations Division at the Minister’s Secretariat in May 1986 and became General Councilor at the Embassy of Japan in Germany in May 1988, Minister at the Embassy of Japan in Saudi Arabia in October 1990, Minister at the Embassy of Japan in Austria in August 1992, Consul-General at the Consulate-General of Japan in Munich, Germany in August 1994, Minister at the Embassy of Japan in India in July 1997, Chief of the Protocol to the Tokyo Metropolitan Government in July 1999, Residing Ambassador Extraordinary and Plenipotentiary to Serbia and Montenegro in April 2003, Ambassador Extraordinary and Plenipotentiary (responsible for Afghanistan Assistance Coordination) in September 2005, Residing Ambassador Extraordinary and Plenipotentiary to Poland in September 2006, Ambassador Extraordinary and Plenipotentiary for the Kansai Region in September 2009, and Representative of the Government of Japan in June 2010.

Susumu Ono has since June 2007 served, and was most recently reappointed in June 2011 to serve, as an Outside Corporate Auditor. Mr. Ono started his career as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1974, and was seconded to the Ministry of Foreign Affairs to serve as First Secretary at the Japanese Embassy in the People’s Republic of China. Mr. Ono returned to his work as a prosecutor for the Osaka District Public Prosecutor’s Office in April 1988, became Deputy General Manager of the Office’s Criminal Investigations Department in April 1995, General Manager of the Criminal Investigations Department of the Kyoto District Public Prosecutor’s Office in July 1996, and General Manager of the General Affairs Department of the Osaka District Public Prosecutor’s Office in April 1998. Mr. Ono became a registered attorney in May 1999.

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

Kiichiro Kobayashi was appointed to serve as an Outside Corporate Auditor in June 2010. Mr. Kobayashi joined Mitsukoshi, Ltd. in April 1980, became a Senior Researcher at the Mitsubishi Research Institute, Inc. in March 1989, and completed his doctoral program at Keio University Graduate School of Business Administration (Ph.D.) in September 1996. Mr. Kobayashi then became a Visiting Scholar at Harvard Business School in April 1997, a Full-time Lecturer at Keio University Graduate School of Business Administration in April 1998, and an assistant professor at the same school in April 2000. Mr. Kobayashi currently teaches at Keio University as a professor and serves an Outside Member of the Board of Directors of NEC Fielding, Ltd.

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

Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have five Corporate Auditors: Osamu Narumiya, Ryuichi Tanabe, Susumu Ono, Chihiro Suematsu and Kiichiro Kobayashi. The Corporate Auditors may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has never been a director, officer or employee of us or any of our subsidiaries at any time prior to their election as a Corporate Auditor. Corporate Auditors are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms.

Two of our Corporate Auditors, Osamu Narumiya and Ryuichi Tanabe are full-time Corporate Auditors. Except Osamu Narumiya , all of our Corporate Auditors are from outside the Nidec group. Our five Corporate Auditors form our Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate

Auditors, which must submit its auditing report to the Representative Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as auditors’ policy and methods of investigation of our affairs.

In addition to Corporate Auditors, we must appoint independent certified public accountants, who have the statutory duties to examine the financial statements to be submitted by the Board of Directors to the annual general meetings of shareholders, report on the financial statements to the Board of Corporate Auditors and the Representative Directors, and examine the financial statements to be filed with the Minister of Finance of Japan.

No family relationship exists among any of our directors and corporate auditors. None of our directors or corporate auditors is party to a service contract with us that provides for benefits upon termination of employment.

B. Compensation.

The aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to our Directors and Corporate Auditors by Nidec Corporation during the fiscal year ended March 31, 2011 was ¥437 million. Of this amount, an aggregate of ¥381 million was paid to our Directors (excluding our outside Directors), an aggregate of ¥15 million to our Corporate Auditors (excluding our outside Corporate Auditors), and an aggregate of ¥41 million to our outside Directors and outside Corporate Auditors. None of our Directors and Corporate Auditors were paid any compensation for their respective services in any capacities to our subsidiaries.

As a result of changes in the applicable Japanese disclosure requirements, starting in the fiscal year ended March 31, 2010, issuers listed on a Japanese stock exchange, including us, are required to disclose in Japan, on an individual basis, the amount of compensation paid by us and our subsidiaries to a director or corporate auditor if the amount is ¥100 million or more during a fiscal year. For the fiscal year ended March 31, 2011, none of our Directors or Corporate Auditors received compensation equal to or exceeding ¥100 million.

On a group-wide basis, the aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to our Directors and Corporate Auditors by Nidec Corporation and to the directors and corporate auditors of our subsidiaries by such subsidiaries during the fiscal year ended March 31, 2011 was ¥2,517 million.

In accordance with customary Japanese business practices, a retiring director or corporate auditor receives a lump-sum retirement allowance, which is subject to the approval of the general meeting of shareholders. In the fiscal year ended March 31, 2011, no such retirement allowance was paid to our Directors or Corporate Auditors. Separately, an aggregate ¥37 million in retirement allowances was paid by our subsidiaries to their respective retiring directors and corporate auditors, none of whom are Directors or Corporate Auditors of Nidec Corporation.

C. Board Practices.

The information required by this item is set forth in “—A. Directors and Senior Management.”

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2009	2010	2011
Japan	8,918	8,758	8,730
North and South America	731	853	6,954
Asia and Oceania	66,143	84,870	88,219
Europe	782	2,001	1,970

Total	76,574	96,482	105,873

Note:	The total number of our employees increased by 9,391 as of March 31, 2011 compared to March 31, 2010 mainly due to our acquisition of Emerson Electric Co’s motors and controls business.

Japan

In Japan, as of March 31, 2011, we had 8,730 employees. Of these employees, 4,022 employees were engaged in manufacturing operations, 1,934 in research and development and 1,069 in sales activities.

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

In Japan, although Nidec Corporation has no labor union, labor unions have been organized in some of its subsidiaries. There have been no material strikes or labor disputes. We believe that the relationship between us and our employees is favorable.

Overseas

As of March 31, 2011, we had 97,143 employees overseas. Of these employees, 86,397 employees were engaged in manufacturing operations, 1,141 in research and development and 949 in sales activities.

No material strikes or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

E. Share Ownership.

The information required by this item is set forth in “—A Directors and Senior Management.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2011, there were 138,481,433 shares of our common stock outstanding held by 46,369 shareholders of record, excluding 6,593,647 shares held in treasury. According to our shareholders of record, as of March 31, 2011, the following persons are our largest shareholders:

	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding (excluding treasury stock)
Shigenobu Nagamori(1)	20,142	14.5%
Japan Trustee Services Bank, Ltd. (trust account)	9,452	6.8%
The Master Trust Bank of Japan, Ltd. (trust account)	8,313	6.0%
The Bank of Kyoto, Ltd.	5,927	4.2%
The Dai-Ichi Mutual Life Insurance Company	4,415	3.1%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.(2)	3,514	2.5%
Nippon Life Insurance Company	3,371	2.4%
Meiji Yasuda Life Insurance Company	3,188	2.3%
Moxley And Co.	2,324	1.6%

(1)	As of March 31, 2011, Mr. Shigenobu Nagamori, our CEO, directly held of record 8.6%, and, indirectly through S.N. Kohsan, an entity indirectly wholly owned by Mr. Nagamori, held of record 3.9%, of our outstanding shares. Mr. Nagamori’s immediate family member held an additional 1.8% of our outstanding shares as of the same date.
(2)	According to a beneficial ownership report on Schedule 13G filed with the U.S. Securities and Exchange Commission by Mitsubishi UFJ Financial Group, Inc., or MUFG, the parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on February 8, 2011, MUFG and its consolidated subsidiaries, including BTMU, beneficially owned an aggregate of 6.3% of the outstanding shares of our common stock, including 2.5% beneficially owned by BTMU, as of December 31, 2010. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

In October 2010, Mr. Shigenobu Nagomori, our CEO, received 74,100 shares of our common stock previously held in treasury in exchange for the 3.66% ownership interest he had in Nidec Servo Corporation in connection with a share exchange transaction between us and Nidec Servo to make Nidec Servo a wholly owned subsidiary. Nidec Servo was a consolidated subsidiary in which we had a 64.36% ownership interest immediately prior to the share exchange transaction. For a detailed discussion of the share exchange transaction, see Note 21 to our audited consolidated financial statements included elsewhere in this annual report.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2011, there were 143 shareholders of record with addresses in the United States who held 19,319,645 shares, representing approximately 13.9%, of our outstanding common stock (excluding treasury stock) as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons, severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of us.

B. Related Party Transactions.

We and certain entities over which some members of management exercise significant influence entered, and expect to enter in the future, into transactions in the ordinary course of business. As summarized in the table below, for the fiscal years ended March 31, 2009, 2010 and 2011, our transactions with such entities were conducted on an arms length basis and, except for our loan to S.N. Kohsan during the fiscal year ended March 31, 2009, which is described below, had no material impact on our consolidated financial position, results of operations or liquidity.

	Yen in million			U.S. dollars in thousands
	For the year ended March 31
	2009	2010	2011	2011
S.N. Kohsan(1)	¥(3)	¥(3)	¥(5)	$(60)
Green Kohsan(1)	(12)	(12)	(11)	(132)
Hamaguchi Denki Seisakusho(1)	(14)	(44)	(32)	(385)
Hamaguchi Denki Seisakusho(2)	4	4	—	—
Oersted International(1)	—	—	(0)	(0)

Notes:

(1)	Total amount paid by us
(2)	Total amount paid to us

For the fiscal years ended March 31, 2009, 2010 and 2011, we entered into service transactions with S.N. Kohsan, an entity indirectly owned by Mr. Nagamori, our CEO, involved in asset management, where S.N. Kohsan provided restaurant services at the time to entertain our customers. We paid a total of approximately ¥3 million, ¥3 million and ¥5 million for the services for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

For each of the same three-year periods, Nidec-Shimpo Corporation, our wholly owned subsidiary, paid a total of approximately ¥12 million, ¥12 million and ¥11 million, respectively, to Green Kohsan, an entity wholly owned by Mr. Nagamori, under their lease agreement for office equipment.

We purchased iron cores from Hamaguchi Denski Seisakusho Co., Ltd., in which one of our directors, Mr. Yasuo Hamaguchi, directly and indirectly holds an ownership interest, for a total of approximately ¥14 million, ¥44 million and ¥32 million for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. We sold materials to Hamaguchi Denki Seisakusho for a total of approximately ¥4 million and ¥4 million, for the fiscal years ended March 31, 2009 and 2010, respectively. We made no sales to Hamaguchi Denki Seisakusho in the fiscal year ended March 31, 2011.

For the fiscal year ended March 31, 2011, Nidec Tosok Corporation, our consolidated subsidiary, purchased office equipment from Oersted International, Ltd., in which our CEO’s son directly holds an ownership interest, for a total of approximately ¥51 thousand.

In addition, we entered, and expect in the future to enter, into various manufacturing, sales and purchase transactions with our affiliates, most of which involve the production of components or products that we sell.

Loan to S.N. Kohsan

In December 2008, we advanced a loan of ¥14,500 million to S.N. Kohsan, a company indirectly owned by the CEO. The loan was guaranteed by the CEO and collateralized by a pledge of 4,500,000 of the CEO’s shares in us. The loan had a term of five years and accrued interest quarterly at an annual rate of 2.4%. The loan was repaid in full on February 17, 2009, shortly after we and the CEO determined that the loan was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. S.N. Kohsan obtained the funds to repay the loan through the sale of a total of 3,356,000 of its shares in us through the J-NET and on the Osaka Securities Exchange. Of these shares, 2,917,800 were purchased by us through the J-NET for a total of ¥12,867 million. A special committee of our Board of Corporate Auditors conducted an independent investigation of this matter with the assistance of independent counsel and concluded that the failure to comply with Section 402 was inadvertent. We voluntarily brought this matter to the attention of the SEC. The Division of Enforcement of the SEC advised us that it was conducting an informal inquiry into the issue, and we cooperated fully with the informal inquiry. We were subsequently advised by the Staff of the Division of Enforcement that its investigation had been concluded and that the Staff would not recommend that enforcement proceedings be commenced.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our audited consolidated financial statements included elsewhere in this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in “Item 4.B. Information on the Company—Business Overview—Legal Proceedings.”

Dividend Policy

We generally aim to pay cash dividends twice per year. Our Board of Directors resolves a year-end dividend to be paid following the end of each fiscal year. If approved by resolution of our Board of Directors, the dividend is paid to holders of record as of the immediately preceding March 31. In addition to year-end dividends, we may pay interim dividends in the form of cash distributions from our retained earnings to our shareholders of record as of September 30 in each year by resolution of our Board of Directors. If paid, the interim dividend is generally paid in December and the year-end dividend is generally paid in June.

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

Reserves are used to strengthen our operational structure and expand our business to improve profitability.

Our Board of Directors has determined the year-end dividend to be ¥45.0 per share for the fiscal year ended March 31, 2011. As a result, together with the interim dividend of ¥40.0 per share, the full-year dividend for the fiscal year is expected to be ¥85.0 per share, an increase of ¥20.0 from the fiscal year ended March 31, 2010. The dividend payout ratio, which is obtained by dividing the dividend declared for the year by net income attributable to Nidec Corporation, for the fiscal year ended March 31, 2011 is expected to be approximately 23%.

The following table sets forth the year-end and interim dividends paid to holders of record of our common stock for each of the record dates shown. Yen per share dividend amounts are translated solely for your convenience into U.S. dollars at the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York on the dividend payment date.

Record date	Dividends per share
	Yen	U.S. dollar
September 30, 2006	20.0	0.172
March 31, 2007	25.0	0.206
September 30, 2007	25.0	0.224
March 31, 2008	30.0	0.280
September 30, 2008	30.0	0.325
March 31, 2009	30.0	0.304
September 30, 2009	25.0	0.278
March 31, 2010	40.0	0.434
September 30, 2010	40.0	0.484
March 31, 2011	45.0	0.557

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

For more information, see “Item 10.D. Additional Information—Exchange Controls” and Item “10.E. Additional Information—Taxation.”

B. Significant Changes.

Other than as described in this annual report, we are not aware of any significant change in our financial position since March 31, 2011, the date of our last audited consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Osaka Securities Exchange, and the First Section of the Tokyo Stock Exchange. ADSs, each representing one-fourth of one share of our common stock, are quoted on the New York Stock Exchange under the symbol, “NJ”.

The following table sets forth, for the periods indicated, the closing high and low sales prices per share of our common stock on the Osaka Securities Exchange, and the closing high and low sales prices per ADS of our ADSs on the New York Stock Exchange:

	Osaka Securities Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per ADS
	High	Low	High	Low
Year ended March 31,
2007	¥9,660	¥7,030	$20.82	$15.28
2008	8,730	6,080	19.73	14.11
2009	8,260	3,340	19.47	8.87
2010	10,030	4,350	27.36	11.33
First Quarter	6,140	4,350	15.84	11.33
Second Quarter	7,390	5,780	20.39	15.64
Third Quarter	8,540	6,640	23.41	18.78
Fourth Quarter	10,030	8,480	27.36	23.13
2011	10,050	6,350	27.07	20.17
First Quarter	10,050	7,500	27.07	20.60
Second Quarter	8,380	7,130	23.84	20.58
Third Quarter	8,840	6,970	26.55	21.40
Fourth Quarter	8,770	6,350	26.50	20.17
Calendar period
December 2010	8,840	8,210	26.55	24.94
January 2011	8,770	7,730	26.50	23.24
February 2011	8,100	7,530	24.64	22.93
March 2011	7,630	6,350	23.14	20.17
April 2011	7,110	6,710	21.83	20.37
May 2011	7,570	7,100	22.99	21.82

B. Plan of Distribution.

Not applicable.

C. Markets.

The information required by this item is set forth in “—A. Offer and Listing Details.”

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

The Company Law requires directors to “perform their duties faithfully on behalf of the company,” thus subjecting directors to a duty of loyalty (chujitsu gimu). This duty is supplemented by other duties such as to avoid self-dealing and competition with the company as well as to abide by all laws and regulations, articles of incorporation and resolutions of general meetings of shareholders.

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

General

Our authorized share capital is 480,000,000 shares, of which 145,075,080 shares were issued and outstanding as of March 31, 2011.

The shares of all Japanese companies listed on any Japanese stock exchange, including our shares, are subject to the central clearing system established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bond, Stocks, etc. (including regulations promulgated thereunder, the “Book-Entry Law”). Japan Securities Depository Center, Inc., or “JASDEC”, is the institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments firms (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

Under the Company Law and the Book-Entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, except in limited circumstances. Under the clearing system, such registration is made upon our receipt of necessary information from JASDEC. See “—Share Registrar” and “—Record Date” below.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

Shareholders’ Rights to Bring Actions Against Directors

The Company Law provides for the Japanese shareholder derivative action mechanism, which allows any shareholder who has held a share for the previous six months to demand that the corporation take action to protect the company and enforce a director’s duties. Derivative actions may be brought to “enforce the liability of directors” which refers to situations including, but not limited to, those where directors engage in self-interested transactions, or violate any law, ordinance or the articles of incorporation. If the board has not instituted an action within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. The Company Law provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company irreparable damage. In such cases, the shareholder may institute the action immediately, but after having brought the action must notify the company without delay. So, for example, if a company might suffer irreparable damage from an illegal act of a director, a shareholder who has owned a share (in our case, under our Articles of Incorporation, excluding a holder of shares representing less than one unit under the unit share system described below) continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act.

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

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)	the book value of our treasury stock;

(b)	the amount of consideration for our treasury stock disposed of by us after the end of the last fiscal year; and

(c)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

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

Voting Right of a Holder of Shares Representing Less Than One Unit

A holder of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each unit of shares, except as stated in “—Voting Rights” below.

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

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares, as described under “—Japanese Unit Share System” above. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Company Law and our Articles of Incorporation require a quorum for the election of Directors and Corporate Auditors of not less than one-third of the voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding voting rights are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

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

Subscription Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our Board of Directors determines, subject to the limitations as to the issue of new shares at a “specially favorable” price in which case a special resolution of general meeting of shareholders is required as described in “—Voting Rights” above. The Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date of which not less than two weeks’ prior public notice must be made. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.

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

The shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Nidec of Shares

Under the Company Law and our Articles of Incorporation, we may acquire our shares (i) by soliciting all our shareholders to offer to sell our shares held by them (in this case, the certain terms of such acquisition, such as the total number of the shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholders other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Board of Directors that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares calculated in a manner set forth in the ordinances of the Ministry of Justice.

These acquisitions are subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “—Distribution of Surplus” above. We may hold our shares acquired in compliance with the provisions of the Company Law, and may generally dispose of or cancel such shares by resolution of the Board of Directors.

In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one “unit” upon the request of the holder of those shares, as described under “—Japanese Unit Share System” above.

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

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADS holder. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADS holder. You should consult with your broker or financial institution to find out what those procedures are.

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

For a description of the fees relating to the ADSs, see “Item 12D. Description of Securities Other than Equity Securities—American Depositary Shares.”

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

On June 14, 2011, the closing price of our shares on the Osaka Securities Exchange was ¥7,250 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥3,000	Less than	¥5,000	¥500
Over	5,000	Less than	10,000	1,000
Over	10,000	Less than	20,000	2,000

For a history of the trading price of our shares on the Osaka Securities Exchange, see “Item 9.A The Offer and Listing—Offer and Listing Details.”

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

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs are issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs. For additional information regarding our ADSs, see “—American Depositary Receipts”.

E. Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. This discussion is not a complete analysis or listing of all of the possible tax consequences of transactions relating to our shares or ADSs and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances. This discussion applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a dealer or trader in securities or currencies;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the voting stock of us;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person who acquired shares or ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•	a U.S. expatriate; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations, published rulings and court decisions and the laws of the United States all as currently in effect, as well as on the income tax treaty between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

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

Notwithstanding the foregoing, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced rate of tax for dividends received before January 1, 2011 by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”), rules as discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, in accordance with your regular method of accounting for U.S. federal income tax purposes, actually or constructively.

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The amount of the dividend distribution that you must include in income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income (discussed below). The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Absent legislation by Congress, for taxable years beginning after December 31, 2012, qualified dividend income will be taxable to you at the applicable ordinary income tax rates. Dividends we pay will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

If you are eligible for benefits under the Treaty, you may be able to claim a reduced rate of Japanese withholding tax, see “—Japanese Taxation” below for a discussion of the Treaty. You should consult your own tax advisor about your eligibility for reduction of Japanese withholding tax. You may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. You should not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Treaty. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Dividends will be income from sources outside the United States. Dividends paid will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules as discussed below, if you are a U.S. holder and you sell, exchange or otherwise dispose of your shares or ADSs, you generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2013 will generally be taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning after December 31, 2012 will generally be taxed at a maximum rate of 20% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations under the Code.

The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use any foreign tax credits arising from any Japanese tax imposed on the sale, exchange or other taxable disposition of shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise, see “—Japanese Taxation below” for a discussion of the Treaty.

PFIC Rules

Special, and generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus it is possible that we may become a PFIC in the current taxable year or in future years. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we are a PFIC at any time during your holding period in your shares or ADSs.

Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our Shares or ADSs if we are considered a PFIC in any taxable year.

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

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as oppose to an increase of value of shares) from Japanese tax perspectives. A conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Unless otherwise provided for in applicable tax treaties, conventions or agreements reducing the maximum rate of withholding tax, under Japanese taxation law, the withholding rate applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable during the period from January 1, 2004 through December 31, 2011 (under the 2011 tax legislation proposal, an extension of the 7% rate until December 31, 2013 is proposed. But such legislation has been delayed and may further be changed). 15% withholding rate will apply thereafter (if the 2011 tax legislation is implemented as proposed, then the 15% rate will apply from January 1, 2014). Notwithstanding the 7% or 15% withholding rate periods above, 20% withholding rate applies to dividends paid to any individual shareholder who holds 5% (if the 2011 tax legislation is implemented as proposed, the 5% threshold will be reduced to 3% on or after October 1, 2011) or more of the outstanding shares (Please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law including its relevant temporary provision for these withholding rates). Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is generally promulgated as 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the tax treaty between the United States and Japan (the “Treaty”), the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the Treaty, withholding tax on dividends is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds (please refer to Article 10(3)(b) of the Treaty). In addition to the Treaty, Japan currently has income tax treaties, whereby the withholding tax rate on dividends is also reduced from 15% to 10% for portfolio investors, with, among others, the United Kingdom, France and Australia due to the recent treaty renewals. Furthermore, renewal of tax treaties (among others, the one between the Netherlands and Japan and the one between Switzerland and Japan) is currently scheduled under which the standard treaty withholding rate for portfolio investors on dividends will be reduced from 15% to 10% Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us, which is the case for ADS holders, or (in cases where the relevant withholding taxpayer for the dividend payment is not us but a financial institution in Japan) through the financial institution, to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine under Article 1(2) of the Treaty, and/or under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes may be assessed against an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We file periodic reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. Some of this information may also be found on our website at www.nidec.co.jp/english/ir/index.html. Information on our website does not form part of this annual report.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We hold financial instruments in the normal course of business and are exposed to market risk, including changes in foreign exchange rates, interest rates, equity prices and commodity prices. We employ a variety of measures to manage market risk related to our financial instruments, including cash and cash equivalents, financial receivables, securities investments, long-term debt and short-term borrowings.

We make an effort to manage the exposures to fluctuations in foreign exchange rates, interest rates and commodity prices through the use of derivative financial instruments, including foreign exchange forward contracts, interest rate currency swaps and commodities futures. Foreign exchange forward contracts are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates on our foreign currency accounts receivable, other receivables and accounts payable. Interest rate currency swaps are designed to reduce our exposure to losses resulting from adverse fluctuations in interest rates on our financial instruments. Commodity futures are designed to reduce our exposure to losses resulting from adverse fluctuations in commodity prices on metals used to manufacture our products.

Foreign Currency Exchange Rate Risk

Transaction Risk

A significant portion of our business is conducted in currencies other than the Japanese yen, most significantly the U.S. dollar. While sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs, we generally have had a substantial net long U.S. dollar position. To the extent that there are any open foreign currency—which, in our case, U.S. dollar-denominated—positions, we are exposed to the risk of foreign currency fluctuations. In addition, as a result of our acquisition of Emerson Electric Co.’s motors and controls business in September 2010, we are also exposed to the risk of fluctuations in the exchange rate between the U.S. dollar and the Mexican peso. Any resulting gains and losses are recorded in our results of operations for the relevant period. Foreign exchange gains and losses represent the differences between the value of monetary assets and liabilities when they are originated at exchange rates when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables, and foreign currency-denominated monetary liabilities may include trade and notes payable, borrowings and debt.

Translation Risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan that are subject to fluctuations in foreign currency exchange rates. Our assets and liabilities that are outside Japan are primarily located in Singapore, Thailand, the Philippines and China. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. Translation gains and losses arising from changes in the value of the reporting currency relative to the functional currencies of the underlying operations are recorded outside of our statement of operations in other comprehensive income until the relevant foreign operation is disposed of or liquidated.

Foreign Currency Risk Management

As our investments in foreign subsidiaries with functional currencies other than the Japanese yen are generally considered long-term, we do not hedge these net investments.

From time to time we utilize foreign currency forward contracts and foreign currency options derivative instruments to manage exposure to exchange rate volatility for accounts payable, accounts receivable and anticipated transactions denominated in foreign currencies. However, we do not use instruments with leverage, or exotic options, to mitigate market risk. Changes in the fair value of derivatives are charged to current earnings. However certain derivatives may qualify for hedge accounting as a cash flow hedge, if the hedging relationship is expected to be highly effective in achieving offsetting of cash flows of the hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these derivatives designated as cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs. The table below sets forth the aggregate contract amounts and weighted-average contracted forward rates for annual maturities of our foreign exchange forward contracts for the next five years and thereafter as well as the item’s fair value.

Foreign Currency Derivatives at March 31, 2011

	Maturity date
	For the year ending March 31
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(Yen in millions)
Foreign Exchange Forward Contracts
Sell U.S. dollars (Buy Mexican peso)
Contract amounts (in millions)	¥2,770	¥160	—	—	—	—	¥2,930	¥477
Weighted-average contracted forward Rate (MXN per U.S.$1)	14.07	14.03	—	—	—	—	14.07

Interest Rate Risk

We have long-term receivables and debt, with fixed and variable rates. We enter into interest rate swaps and other contracts designed to reduce our market risk exposure from changes in interest rates and to stabilize the fair values and cash flows of our receivables and debts.

The table below sets forth information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our loan receivables and debts, the table indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter as well as the items’ fair value. For our interest rate currency swaps, the table presents payment type, notional principal amounts and weighted-average interest rates by expected (contracted) maturity dates as well as the items’ fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Interest Rate Risk at March 31, 2011

	Maturity date
	For the year ending March 31
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(Yen in millions)
Long-term Loan Receivable
Fixed Rate
Principal cash flows	—	98	53	35	28	25	239	240
Weighted-average interest rate	—	2.10%	1.77%	1.70%	0.71%	0.30%	1.62%
Floating Rate
Principal cash flows	—	1	0	0	1	1	3	3
Weighted-average interest rate	—	1.75%	2.07%	2.38%	2.70%	3.14%	2.45%
Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	23	28	32	31	31	156	301	250
Weighted-average interest rate	0.41%	0.33%	0.31%	0.29%	0.25%	0.40%	0.36%
Fixed Rate (convertible bonds)
Principal cash flows	—	—	—	—	100,000	—	100,000	104,638
Weighted-average interest rate	—	—	—	—	0.00%	—	0.00%
Floating Rate (long-term loan)
Principal cash flows	1	0	0	0	1	1	3	3
Weighted-average interest rate	1.95%	2.76%	3.07%	3.38%	3.70%	4.24%	3.40%
Interest Rate Currency Swaps
Fixed rate payments
Principal cash flows (THB)	24	—	—	—	—	—	24	(2)
Notional amounts	24	—	—	—	—	—	24
Weighted-average interest rate	6.65%	—	—	—	—	—	6.65%
Floating rate receivables
Principal cash flows (JPY)	24	—	—	—	—	—	24
Notional amounts	24	—	—	—	—	—	24
Weighted-average interest rate	1.04%	—	—	—	—	—	1.04%

Equity Price Risk

We hold available-for-sale securities and held-to-maturity securities that are included in our marketable securities. At March 31, 2010, the fair value of available-for-sale securities and held-to-maturity securities were ¥16,564 million and ¥200 million, respectively. At March 31, 2011, the fair value of available-for-sale securities and held-to-maturity securities were ¥14,623 million and ¥203 million, respectively.

If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2011 would be ¥1,462 million.

For further information relating to marketable securities, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies—Other-than-temporary Losses on Marketable Securities” and Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

Commodity Price Risk

We are exposed to market risk due to changes in the prices of commodities, including metals used to manufacture our products. We enter into commodity price futures contracts to reduce our exposure to commodity price fluctuations. The following table provides the contractual amount and fair value of our commodity price futures contracts at March 31, 2011.

Commodity Price Risk at March 31, 2011

	For the year ended March 31
	2011
	Contractual amount	Fair value
	(Yen in millions)
Commodity futures
Commodity price futures contracts	1,964	179

Item 12. Description of Securities Other Than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Fees and charges payable by ADS holders

According to our Deposit Agreement with the ADS depositary, J.P. Morgan Chase Bank, or the Depositary, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

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

The Depositary has agreed to reimburse certain reasonable company expenses related to our ADR Program and incurred by us in connection with the Program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the Depositary collects from investors. Under certain circumstances, including where the ADR Program is terminated prior to December 31, 2011, we are required to repay to the Depositary the amounts reimbursed in prior periods. For calendar year 2010, the Depositary has agreed to reimburse us an aggregate of US$50,000 consisting of US$12,000 for investor relations activities in the United States and US$38,000 for continued ADR listing on the New York Stock Exchange.

For more information on our ADR Program, see “Item 10. B. Additional Information—Memorandum and Articles of Association”.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of March 31, 2011. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2011, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting based upon criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management determined that we maintained effective internal control over financial reporting as of March 31, 2011.

Management has excluded Emerson Electric Co.’s motors and controls business from its assessment of the effectiveness of our internal control over financial reporting as of March 31, 2011 because we consummated the acquisition of the business on September 30, 2010. As of and for the fiscal year ended March 31, 2011, net sales and total assets of the acquired business accounted for 5.2% and 9.9% of our net sales and total assets, respectively, reported in our audited consolidated financial statements included elsewhere in this annual report.

Our independent registered public accounting firm, Kyoto Audit Corporation, has audited the effectiveness of our internal control over financial reporting as of March 31, 2011, as stated in their report which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that we do not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors. Our Board of Directors and Board of Corporate Auditors believe that the combined knowledge, skills and experience of the Board of Corporate Auditors, elected and acting in accordance with the Company Law of Japan, enables its members, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the U.S. Sarbanes-Oxley Act of 2002. In addition, the Corporate Auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

Item 16B. Code of Ethics.

We have adopted a written code of ethics for our chief executive officer, chief financial officer, chief accounting officer and other senior officers. The code of ethics is also applicable to our directors, corporate auditors, other officers and all employees. The code of ethics was first adopted on May 1, 2003 and most recently updated and renamed as “Compliance Code of Conduct” on January 11, 2011. The most recent updates were intended to clarify the fundamental principles of, and reorganize and improve the presentation of, our code of ethics as part of our ongoing effort to enhance our corporate governance framework.

Our Compliance Code of Conduct is available at www.nidec.co.jp/english/ir/governance/compliance.html and also attached as Exhibit 11 to this annual report.

Item 16C. Principal Accountant Fees and Services.

Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees

The following table presents the aggregate fees for professional services and other services rendered by Kyoto Audit Corporation, a cooperating firm of PricewaterhouseCoopers, and by member firms of the PricewaterhouseCoopers network to us in fiscal years ended March 31, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31,		For the year ended March 31, 2011
Type of Fees	2010	2011
Audit Fees(1)	¥738	¥770	$9,260
Audit-Related Fees(2)	0	9	108
Tax Fees(3)	32	19	229
All Other Fees(4)	6	0	0

Total	¥776	¥798	$9,597

Notes:

(1)	Audit fees consist of fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. These fees include fees for audits of employee benefit plans, due diligence related to mergers and acquisitions, attestations that are not required by statute or regulation, and consulting on financial accounting and reporting standards.
(3)	Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.
(4)	All other fees include fees for products and services provided other than the services reported above.

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

In the fiscal year ended March 31, 2011, none of the services described above under this Item 16C were approved by our Audit Committee pursuant to the exemption provided under Rule 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances.

In the fiscal year ended March 31, 2010, the Board of Corporate Auditors approved some of the services relating to “Audit-Related Fees” set forth above pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X, which services related to less than 0.1% of Total fees.

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

In our assessment, our Board of Corporate Auditors meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above and is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) in acting independently and satisfy the other requirements of the Rule.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases.

The following table sets forth information concerning the purchases of shares of our common stock made by us during the fiscal year ended March 31, 2011:

	Shares	Yen	Shares	Shares
	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
2010
April 1 – 30	120	¥9,873	—	—
May 1 – 31	—	—	—	—
June 1 – 30	9	8,210	—	—
July 1 – 31	152	7,753	—	—
August 1 – 31	—	—	—	—
September 1 – 30	118	7,532	—	—
October 1 – 31	564	7,087	—	—
November 1 – 30	858,867	7,421	—	—
December 1 – 31	675	8,572	—	—
2011
January 1 – 31	313	8,257	—	—
February 1 – 28	63	8,005	—	3,000,000
March 1 – 31	671,056	7,206	670,900	2,329,100

Total	1,531,937	¥7,328	670,900	2,329,100

Notes:

(1)	During the fiscal year ended March 31, 2011, in addition to the shares repurchased through a publicly announced plan or program:

(i)	A total of 2,379 shares were purchased through our purchases of shares constituting less than one unit (100 shares) from registered holders of such shares at the current market price of those shares. For a discussion of the shareholder right to require us to repurchase such shares, see “Item 10.B. Additional Information—Memorandum and Articles of Association —Japanese Unit Share System”;
(ii)	A total of 658 shares were repurchased on November 6, 2010, for an aggregate repurchase price of ¥5,435,080 through our purchase of shares constituting less than one unit (100 shares) from registered holders who received such shares in connection with a share exchange transaction between us and Nidec Servo Corporation on October 1, 2010 to make Nidec Servo a wholly owned subsidiary. For a more detailed discussion of the share exchange transaction, see “Item 4.A. Information on the Company—History and Development of the Company”; and
(iii)	A total of 858,000 shares were repurchased on November 19, 2010, for an aggregate repurchase price of ¥6,366,360,000 through our purchase of shares from registered holders who dissented to the share exchange transaction between us and Nidec Servo described above.

(2)	We announced, on February 5, 2011, a share repurchase plan where we are authorized by the Board of Directors to repurchase up to the smaller of 3,000,000 shares or ¥25.0 billion between February 7, 2011 and February 6, 2012. The above figures include shares repurchased pursuant to the program through March 31, 2011.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

Companies listed on the New York Stock Exchange, or NYSE, must comply with certain listing standards regarding corporate governance under the NYSE’s Listed Company Manual, or NYSE Corporate Governance Standards. Listed companies that are foreign private issuers, such as us, however, are permitted, with certain exceptions, to follow home country practices in lieu of the NYSE Corporate Governance Standards. Our corporate governance practices, which comply with Japanese laws, regulations and stock exchange rules, and the NYSE Corporate Governance Standards followed by U.S. listed companies have the following significant differences:

Director Independence

A company listed on the NYSE must have a majority of directors that meet the independent requirements under Section 303A of the NYSE’s Listed Company Manual. The Company Law (Law No.86, 2005) of Japan, or Company Law, does not require Japanese companies with boards of corporate auditors, such as us, to have a director who is independent, as defined in the NYSE Corporate Governance Standards, on their boards of directors.

Audit Committee

A company listed on the NYSE must have an audit committee composed entirely of independent directors. We are generally exempted, with some exceptions, from this requirement by virtue of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934.

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

Compensation, Nominating and Corporate Governance Committees

A company listed on the NYSE must have a compensation committee comprised entirely of independent directors. Under the Company Law, we and other Japanese companies with boards of corporate auditors are not required to establish a compensation committee. The Company Law requires that the total amount of remuneration to be paid to all directors and the total amount of remuneration to be paid to all corporate auditors must be approved by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. The distribution of remuneration among directors is broadly delegated to the board of directors, and distribution of remuneration among corporate auditors is determined by consultation among the corporate auditors.

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

Code of Business Conduct and Ethics

A company listed on the NYSE must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors and executive officers. Under the Company Law, the Financial Instruments and Exchange Law of Japan and applicable stock exchange rules, we are not required to adopt or disclose such code of business conduct and ethics. However, we maintain and disclose as an exhibit to this annual report our Compliance Code of Conduct, which we believe is consistent with the code of ethics described under Section 406 of the U.S. Sarbanes-Oxley Act of 2002.

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

Item 18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 23, 2010)

1.2	Share Handling Regulations of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009)

1.3

Regulations of the Board of Directors of Nidec Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

1.4

Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

2.1

Form of Deposit Agreement among Nidec Corporation, JP Morgan Chase Bank, N.A. (formerly, Morgan Guaranty Trust Company of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13896) filed on September 7, 2001, as amended by Post-Effective Amendment No.1 to the Registration Statement on Form F-6 on December 12, 2003)

2.2	Form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-143706) filed on June 13, 2007)

4.1

Loan Agreement, dated December 3, 2008, between Nidec Corporation and S.N. Kohsan (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009)

4.2

Share Exchange Agreement, dated April 26, 2010 between Nidec Corporation and Nidec Servo Corporation

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 23, 2010)

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

NIDEC CORPORATION

By:	/s/ Shigenobu Nagamori
Name:	Shigenobu Nagamori
Title:	President, Chief Executive Officer and Representative Director

Date: June 23, 2011

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 23, 2010)

1.2	Share Handling Regulations of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009)

1.3

Regulations of the Board of Directors of Nidec Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

1.4

Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

2.1

Form of Deposit Agreement among Nidec Corporation, JP Morgan Chase Bank, N.A. (formerly, Morgan Guaranty Trust Company of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-13896) filed on September 7, 2001, as amended by Post-Effective Amendment No.1 to the Registration Statement on Form F-6 on December 12, 2003)

2.2	Form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-143706) filed on June 13, 2007)

4.1

Loan Agreement, dated December 3, 2008, between Nidec Corporation and S.N. Kohsan (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009)

4.2

Share Exchange Agreement, dated April 26, 2010 between Nidec Corporation and Nidec Servo Corporation

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 23, 2010)

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

NIDEC CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries (The “Company”) at March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Emerson Electric Co.’s motors and control business from its assessment of internal control over financial reporting as of March 31, 2011 because it was acquired by the Company in a purchase business combination on September 30, 2010. We have also excluded the Emerson Electric Co.’s motors and control business from our audit of internal control over financial reporting. Emerson Electric Co.’s motors and control business is a wholly-owned subsidiaries whose total assets and net sales represent 9.9% and 5.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2011.

/s/ Kyoto Audit Corporation

Kyoto, Japan

June 22, 2011

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Current assets:
Cash and cash equivalents	¥123,309	¥94,321	$1,134,348
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥398 million on March 31, 2010 and ¥496 million ($5,965 thousand) on March 31, 2011:
Notes	10,968	11,486	138,136
Accounts	151,430	154,091	1,853,169
Inventories	69,503	90,377	1,086,915
Other current assets	19,673	22,822	274,467

Total current assets	374,883	373,097	4,487,035

Marketable securities and other securities investments	17,462	15,338	184,462
Investments in and advances to affiliated companies	614	588	7,072

	18,076	15,926	191,534

Property, plant and equipment:
Land	39,605	41,763	502,261
Buildings	127,152	135,794	1,633,121
Machinery and equipment	269,208	291,664	3,507,685
Construction in progress	12,436	15,434	185,616

	448,401	484,655	5,828,683
Less—Accumulated depreciation	(247,094)	(250,246)	(3,009,573)

	201,307	234,409	2,819,110

Goodwill	72,231	82,107	987,456
Other non-current assets, net of allowance for doubtful accounts of ¥1,432 million on March 31, 2010 and ¥517 million ($6,218 thousand) on March 31, 2011	26,294	42,666	513,121

Total assets	¥692,791	¥748,205	$8,998,256

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Current liabilities:
Short-term borrowings	¥115,467	¥52,018	$625,592
Current portion of long-term debt	1,497	1,124	13,518
Trade notes and accounts payable	109,143	112,759	1,356,091
Accrued expenses	18,455	22,039	265,051
Other current liabilities	17,703	18,895	227,240

Total current liabilities	262,265	206,835	2,487,492

Long-term liabilities:
Long-term debt	1,745	101,819	1,224,522
Accrued pension and severance costs	15,542	12,824	154,227
Other long-term liabilities	11,708	16,221	195,081

Total long-term liabilities	28,995	130,864	1,573,830

Commitments and contingencies (Note 22 and 23)
Equity:
Common stock authorized 2010 and 2011: 480,000,000 shares; issued and outstanding:
2010- 145,075,080 shares / 2011- 145,075,080 shares	66,551	66,551	800,373
Additional paid-in capital	69,090	66,960	805,292
Retained earnings	257,255	298,445	3,589,236
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(29,234)	(45,162)	(543,139)
Unrealized gains from securities, net of reclassification adjustments	1,747	1,066	12,820
Unrealized gains from derivative instruments qualifying for cash flow hedges	—	219	2,634
Pension liability adjustments	(1,033)	(544)	(6,542)
Treasury stock, at cost:
2010- 5,784,406 shares / 2011- 6,593,647 shares	(24,067)	(32,285)	(388,274)

Total Nidec Corporation shareholders’ equity	340,309	355,250	4,272,400
Noncontrolling interests	61,222	55,256	664,534

Total equity	401,531	410,506	4,936,934

Total liabilities and equity	¥692,791	¥748,205	$8,998,256

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Net sales	¥610,803	¥586,029	¥688,530	$8,280,577
Operating expenses:
Cost of products sold	480,475	435,035	513,170	6,171,618
Selling, general and administrative expenses	51,488	48,025	56,845	683,643
Research and development expenses	26,825	24,456	27,988	336,597

	558,788	507,516	598,003	7,191,858

Operating income	52,015	78,513	90,527	1,088,719

Other income (expense):
Interest and dividend income	2,536	838	1,063	12,784
Interest expense	(1,403)	(702)	(365)	(4,390)
Foreign exchange loss, net	(3,683)	(2,958)	(9,197)	(110,607)
(Loss) gain on marketable securities, net	(1,305)	52	(238)	(2,862)
Other, net	(890)	(560)	(2,265)	(27,240)

	(4,745)	(3,330)	(11,002)	(132,315)

Income from continuing operations before income taxes	47,270	75,183	79,525	956,404

Income taxes	(12,475)	(17,530)	(18,533)	(222,886)
Equity in net (loss) income of affiliated companies	(48)	(45)	6	72

Income from continuing operations	34,747	57,608	60,998	733,590
Loss on discontinued operations	(3,512)	(1,457)	(3,506)	(42,165)

Consolidated net income	31,235	56,151	57,492	691,425
Less: Net income attributable to noncontrolling interests	(2,882)	(4,190)	(5,159)	(62,044)

Net income attributable to Nidec Corporation	¥28,353	¥51,961	¥52,333	$629,381

	Yen			U.S. dollars
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥215.10	¥380.43	¥391.94	$4.71
Loss on discontinued operations attributable to Nidec Corporation	(17.68)	(7.39)	(16.03)	(0.19)

Net income attributable to Nidec Corporation	197.42	373.04	375.91	4.52

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥211.53	¥380.43	¥378.27	$4.55
Loss on discontinued operations attributable to Nidec Corporation	(17.41)	(7.39)	(15.47)	(0.19)

Net income attributable to Nidec Corporation	194.12	373.04	362.80	4.36

Cash dividends paid	¥60.00	¥55.00	¥80.00	$0.96

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥30,891	¥52,990	¥54,564	$656,212
Loss on discontinued operations attributable to Nidec Corporation	(2,538)	(1,029)	(2,231)	(26,831)

Net income attributable to Nidec Corporation	¥28,353	¥51,961	¥52,333	$629,381

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Yen in millions
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Loan to Share- holder	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥—	¥319,584	¥68,186	¥387,770
Adjustment to apply the measurement date provision of ASC 715, net of tax				(106)	(5)			(111)	(22)	(133)

Comprehensive income:
Net income				28,353				28,353	2,882	31,235
Other comprehensive income (loss):
Foreign currency translation adjustments					(16,091)			(16,091)	(851)	(16,942)
Unrealized losses on securities, net of reclassification adjustment					(1,433)			(1,433)	(772)	(2,205)
Pension liability adjustments					(1,286)			(1,286)	(164)	(1,450)

Total comprehensive income								9,543	1,095	10,638

Conversion of convertible debt	87,588	303	303					606	—	606
Purchase of treasury stock						(23,775)		(23,775)	—	(23,775)
Payment for loan to shareholder							(14,500)	(14,500)	—	(14,500)
Collection of loan to shareholder							14,500	14,500	—	14,500
Dividends paid to shareholders of Nidec Corporation				(8,699)				(8,699)	—	(8,699)
Dividends paid to noncontrolling interests								—	(2,205)	(2,205)
Capital transaction with consolidated subsidiaries and other								—	(6,515)	(6,515)

Balance at March 31, 2009	145,075,080	¥66,551	¥69,162	¥212,955	¥(27,464)	¥(24,056)	¥—	¥297,148	¥60,539	¥357,687

Comprehensive income:
Net income				51,961				51,961	4,190	56,151
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,910)			(2,910)	(211)	(3,121)
Unrealized gains from securities, net of reclassification adjustment					2,164			2,164	581	2,745
Pension liability adjustments					(310)			(310)	104	(206)

Total comprehensive income								50,905	4,664	55,569

Purchase of treasury stock						(11)		(11)	—	(11)
Dividends paid to shareholders of Nidec Corporation				(7,661)				(7,661)	—	(7,661)
Dividends paid to noncontrolling interests								—	(1,197)	(1,197)
Capital transaction with consolidated subsidiaries and other			(72)					(72)	(2,784)	(2,856)

Balance at March 31, 2010	145,075,080	¥66,551	¥69,090	¥257,255	¥(28,520)	¥(24,067)	¥—	¥340,309	¥61,222	¥401,531

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(continued)

	Yen in millions
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2010	145,075,080	¥66,551	¥69,090	¥257,255	¥(28,520)	¥(24,067)	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income				52,333			52,333	5,159	57,492
Other comprehensive income (loss):
Foreign currency translation adjustments					(15,928)		(15,928)	(533)	(16,461)
Unrealized losses on securities, net of reclassification adjustment					(681)		(681)	(226)	(907)
Unrealized gains from derivative instruments qualifying for cash flow hedges					219		219	—	219
Pension liability adjustments					489		489	(56)	433

Total comprehensive income							36,432	4,344	40,776

Purchase of treasury stock						(11,226)	(11,226)	—	(11,226)
Change in ownership of Nidec Servo in connection with share exchange transaction			1,186			3,002	4,188	(3,725)	463
Dividends paid to shareholders of Nidec Corporation				(11,143)			(11,143)	—	(11,143)
Dividends paid to noncontrolling interests							—	(1,655)	(1,655)
Capital transaction with consolidated subsidiaries and other			(3,316)			6	(3,310)	(4,930)	(8,240)

Balance at March 31, 2011	145,075,080	¥66,551	¥66,960	¥298,445	¥(44,421)	¥(32,285)	¥355,250	¥55,256	¥410,506

	U.S. dollars in thousands
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
Balance at March 31, 2010	$800,373	$830,909	$3,093,866	$(342,995)	$(289,441)	$4,092,712	$736,284	$4,828,996
Comprehensive income:
Net income			629,381			629,381	62,044	691,425
Other comprehensive income (loss):
Foreign currency translation adjustments				(191,557)		(191,557)	(6,410)	(197,967)
Unrealized losses on securities, net of reclassification adjustment				(8,190)		(8,190)	(2,718)	(10,908)
Unrealized gains from derivative instruments qualifying for cash flow hedges				2,634		2,634	—	2,634
Pension liability adjustments				5,881		5,881	(673)	5,208

Total comprehensive income						438,149	52,243	490,392

Purchase of treasury stock					(135,009)	(135,009)	—	(135,009)
Change in ownership of Nidec Servo in connection with share exchange transaction		14,263			36,103	50,366	(44,799)	5,567
Dividends paid to shareholders of Nidec Corporation			(134,011)			(134,011)	—	(134,011)
Dividends paid to noncontrolling interests						—	(19,904)	(19,904)
Capital transaction with consolidated subsidiaries and other		(39,880)			73	(39,807)	(59,290)	(99,097)

Balance at March 31, 2011	$800,373	$805,292	$3,589,236	$(534,227)	$(388,274)	$4,272,400	$664,534	$4,936,934

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Cash flows from operating activities:
Consolidated net income	¥31,235	¥56,151	¥57,492	$691,425
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,147	29,185	32,981	396,645
Amortization	1,933	1,954	2,729	32,820
Loss (gain) on marketable securities, net	1,305	(52)	238	2,862
Loss on sales, disposal or impairment of property, plant and equipment	1,282	1,088	545	6,554
Deferred income taxes	1,085	(740)	(4,496)	(54,071)
Equity in net loss (income) of affiliated companies	48	45	(6)	(72)
Foreign currency adjustments	2,091	4,036	5,523	66,422
Accrual for pension and severance costs, net payments	366	(1,457)	(3,745)	(45,039)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	38,041	(32,537)	3,995	48,046
Decrease (increase) in inventories	11,238	(8,442)	(15,856)	(190,692)
(Decrease) increase in notes and accounts payable	(46,469)	29,799	(3,058)	(36,777)
(Decrease) increase in accrued income taxes	(3,631)	5,995	(124)	(1,491)
Other	(4,440)	5,055	6,866	82,573

Net cash provided by operating activities	¥66,231	¥90,080	¥83,084	$999,205

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Cash flows from investing activities:
Additions to property, plant and equipment	¥(38,501)	¥(36,608)	¥(55,010)	$(661,575)
Proceeds from sales of property, plant and equipment	865	633	960	11,545
Purchases of marketable securities	(3,609)	(10)	(12)	(144)
Acquisitions of business, net of cash acquired	(756)	(4,396)	(51,594)	(620,493)
Other	(1,372)	(133)	(1,286)	(15,466)

Net cash used in investing activities	(43,373)	(40,514)	(106,942)	(1,286,133)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	153,934	(109,100)	(63,205)	(760,132)
Repayments of long-term debt	(2,067)	(1,733)	(2,016)	(24,245)
Proceeds from issuance of corporate bonds	—	—	100,500	1,208,659
Redemption of corporate bonds	(26,412)	—	—	—
Purchases of treasury stock	(23,775)	(11)	(11,226)	(135,009)
Payments for additional investments in subsidiaries	(9,286)	(3,152)	(7,827)	(94,131)
Payment for loan to shareholder	(14,500)	—	—	—
Collection of loan to shareholder	14,500	—	—	—
Dividends paid to shareholders of Nidec Corporation	(8,699)	(7,661)	(11,143)	(134,011)
Dividends paid to noncontrolling interests	(2,205)	(1,197)	(1,655)	(19,904)
Other	384	75	336	4,041

Net cash provided by (used in) financing activities	81,874	(122,779)	3,764	45,268

Effect of exchange rate changes on cash and cash equivalents	(4,575)	(4,444)	(8,894)	(106,963)

Net increase (decrease) in cash and cash equivalents	100,157	(77,657)	(28,988)	(348,623)
Cash and cash equivalents at beginning of year	100,809	200,966	123,309	1,482,971

Cash and cash equivalents at end of year	¥200,966	¥123,309	¥94,321	$1,134,348

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacture and marketing of i) small precision motors, which include spindle motors for hard disk drives, motors for optical disk drives, small precision fans and other small motors; ii) general motors, which are used in various electric household appliances, industrial equipment and automobiles; iii) machinery, which includes, test systems, measuring equipment, power transmission equipment, factory automation systems, card readers and industrial robots; iv) electronic and optical components, which include camera shutters, camera lens units, switches, trimmer potentiometers, motor driven actuator units, processing and precision plastic mold products; and v) other products, which include auto parts, pivot assemblies, other components and other services. Manufacturing operations are located primarily in Asia (China, Thailand, Vietnam, the Philippines and Singapore), Japan and North America, and sales subsidiaries are primarily located in Asia, North America and Europe.

The main customers for NIDEC are manufacturers of hard disk drives. NIDEC also sells its products to the manufacturers of various electric household appliances, automation equipment, automotive components, home video game consoles, telecommunication equipment and audio-visual equipment.

From the second quarter of the year ended March 31, 2011, the “Mid-size motors” product category has been changed to “General motors” which includes both Mid-size motors and Large-size motors, because our motor product line has been expanded to include large industrial motors with the completion of the acquisition of Emerson Electric Co.’s motors and controls business on September 30, 2010.

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

Estimates -

The preparation of NIDEC’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the allowance for doubtful accounts, depreciation and amortization of long-lived assets, valuation allowance for deferred tax assets, fair value of financial instruments, uncertain tax positions, pension liabilities, the recoverability of long-lived assets and goodwill, and fair value of assets acquired and liabilities assumed. Actual results could differ from those estimates.

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

The FASB Accounting Standards Codification™(ASC) 810, “Consolidation” requires the consolidation or disclosure of variable interest entities. NIDEC does not hold any variable interests in a variable interest entity.

Translation of foreign currencies -

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

Derivative financial instruments -

NIDEC manages the exposures of fluctuations in interest rate, foreign exchange rate, and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate currency swap and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes.

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However certain derivatives may qualify for hedge accounting as a cash flow hedge, if the hedging relationship is expected to be highly effective in achieving offsetting of cash flows of the hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these derivatives designated as cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

NIDEC designates certain foreign exchange forward contracts and commodities agreements as cash flow hedges. NIDEC formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. NIDEC also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, NIDEC discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the previously recognized net derivative gains or losses remain in accumulated other comprehensive income until the hedged transaction occurs, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into earnings immediately.

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

Depreciation expense amounted to ¥32,147 million, ¥29,185 million, and ¥32,981 million ($396,645 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Lease-

NIDEC capitalizes leases and related obligations when any of the four criteria are met within the guidance of ASC 840 “Leases”. Under ASC840, these leases and related obligations are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Goodwill and other intangible assets -

Goodwill and other intangible assets are accounted for under ASC350, “Intangibles—Goodwill and Other”.

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

Other intangible assets include patent rights, proprietary technology and customer relationships, as well as software and other intangible assets acquired in business combinations. Intangible assets with an indefinite life are not subject to amortization and are tested for impairment once on January 1st of each year or more frequently if an event occurs or circumstances change. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives. The weighted average amortization period for patent rights, proprietary technology, customer relationships and software are 7 years, 10 years, 18 years and 5 years, respectively.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Revenue recognition -

NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. For small precision motors, general motors and electronic and optical components, these criteria are generally met at the time a product is delivered to the customers’ site which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment for export sales (FOB shipping point). Revenue for machinery sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns.

Research and development expenses-

Research and development expenses, mainly consisting of personnel and depreciation expenses at research and development branches, are charged to operations as incurred.

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥300 million, ¥156 million, and ¥246 million ($2,959 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Other comprehensive income -

NIDEC’s other comprehensive income is primarily comprised of unrealized gains and losses on marketable securities designated as available-for-sale, foreign currency translation adjustments, adjustments to recognize pension liabilities associated with NIDEC’s defined benefit pension plans and unrealized gains (or losses) from derivative instruments qualifying cash flow hedge.

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of balance sheets, income and cash flows for the years ended March 31, 2009 and 2010 to conform to the current year presentation.

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the Nidec Sankyo reporting segments. In addition, as of September 30, 2009, NIDEC discontinued its semiconductor manufacturing equipment business. The results of the semiconductor manufacturing equipment business were previously recorded in the Nidec Tosok reporting segments. As of March 31, 2011, NIDEC discontinued its specialty lens unit business. The results of the specialty lens unit business were previously recorded in the Nidec Copal reporting segments. The operating results of the discontinued businesses and exit costs with related taxes were recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”.

Accounting Changes

As of April 1, 2010, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 860 “Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of a portion of a financial assets as sale, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2010, NIDEC adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Recent Accounting Pronouncements to be adopted in future periods

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods within those years, beginning after December 15, 2010. Early adoption is prohibited. NIDEC is currently evaluating the potential impact from adopting ASU 2010-28 on its consolidated financial position, results of operations and liquidity.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In May 2011, the FASB issued ASU No.2011-04, “Fair Value Measurement: (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amends current U.S. GAAP to create more commonality with IFRS by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Early adoption is prohibited. The adoption of ASU 2011-04 is not expected to have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and the related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥83.15 = U.S. $1, the approximate current exchange rate at March 31, 2011, was used for the presentation of the U.S. dollar amounts in the accompanying consolidated financial statements of NIDEC as of and for the year ended March 31, 2011.

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

For all of the above acquisitions, consummated prior to March 31, 2009, the total cost of these acquisitions has been allocated to the assets acquired and the liabilities assumed based on their respective fair values at the date of the acquisitions in accordance with SFAS 141, “Business Combinations”.

On August 4, 2009, NIDEC acquired the additional 60.0% of the voting rights of NTN-Nidec (Zhejiang) Corporation, and NTN-Nidec (Thailand) Co., Ltd., currently Nidec Bearing (Thailand) Co., Ltd. (“NBTC”). NIDEC previously owned 40.0% of the voting rights of NBCC and NBTC prior to August 4, 2009. As a result, NIDEC acquired all of the voting rights of NBCC and NBTC. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

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

On September 30, 2010, NIDEC acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls (“EMC”) business which consists of industrial, air conditioning and home appliance motor business for cash of ¥57,442 million ($690,824 thousand) in order to address the need of rapidly globalizing customers by securing a strong presence in North America to complement existing operations in Asia and Europe. NIDEC also aims to complement and expand its product lineup and accelerate operational growth by effectively blending NIDEC’s industry-leading brushless motor technologies with the EMC business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date of the EMC business.

	Yen in millions	U.S. dollars in thousands
	September 30, 2010
	Nidec Motor
Cash and cash equivalents	¥5,020	$60,373
Accounts receivable	13,208	158,845
Inventories	7,701	92,616
Other current assets	1,419	17,066
Property, plant and equipment	20,389	245,207
Goodwill	11,511	138,437
Intangible assets	13,357	160,637
Other non-current assets	95	1,143

Total assets acquired	72,700	874,324

Accounts payable	(9,572)	(115,117)
Other current liabilities	(3,862)	(46,446)
Other non-current liabilities	(1,824)	(21,937)

Total liabilities assumed	(15,258)	(183,500)

Net assets acquired	¥57,442	$690,824

Intangible assets of ¥11,723 million ($140,986 thousand) subject to amortization include customer relationships of ¥10,494 million ($126,206 thousand), licenses of ¥503 million ($6,049 thousand), software of ¥360 million ($4,330 thousand) and other intangible assets of ¥366 million ($4,401 thousand). NIDEC has estimated the amortization period for the customer relationships, licenses and software to be 21 year, 13 year and 5 year, respectively.

Intangible assets not subject to amortization include trademarks of ¥1,634 million ($19,651 thousand).

Goodwill recognized of ¥11,511 million ($138,437 thousand), which is allocated to Nidec Motor segment, is attributable primarily to expected synergies of customer base and technologies of home appliance motors business from combining operations of EMC and NIDEC.

Goodwill deductible for tax purposes resulting from the transaction was ¥10,369 million ($124,702 thousand).

Acquisition-related cost of ¥605 million ($7,276 thousand) was included in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2011.

Net sales and net income of EMC that are included in the consolidated statement of income for the year ended March 31, 2011 are ¥35,458 million ($426,434 thousand) and ¥259 million ($3,115 thousand) respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2009, 2010 and 2011, as if the acquisition of EMC had occurred on April 1, 2008, 2009 and 2010. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31 (Unaudited)			For the year ended March 31 (Unaudited)
	2009	2010	2011	2011
Pro forma net sales	¥711,514	¥660,138	¥729,952	$8,778,737
Pro forma net income attributable to Nidec corporation	29,113	52,780	54,446	654,793

	Yen			U.S. dollars
Pro forma net income attributable to Nidec Corporation per share
—basic	¥202.71	¥378.91	¥391.09	$4.70
—diluted	199.32	378.91	377.45	4.54

5. Goodwill and other intangible assets

Intangible assets subject to amortization are summarized as follows:

	Yen in millions				U.S dollars in thousands
	March 31				March 31, 2011
	2010		2011
	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Patent rights	¥707	¥302	¥934	¥422	$11,233	$5,075
Proprietary technology	1,931	617	1,785	744	21,467	8,948
Customer relationships	6,325	1,677	16,670	2,336	200,481	28,094
Software	6,694	3,213	8,556	3,830	102,898	46,061
Other	1,854	710	2,787	954	33,518	11,473

Total	¥17,511	¥6,519	¥30,732	¥8,286	$369,597	$99,651

The weighted average amortization period for patent rights, proprietary technology, customer relationships and software are 7 years, 10 years, 18 years and 5 years, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Total amortization of intangible assets for the years ended March 31, 2009, 2010 and 2011 amounted to ¥1,784 million, ¥1,863 million and ¥2,605 million ($31,329 thousand), respectively.

Total indefinite lived intangible assets amounted to ¥144 million and ¥1,846 million ($22,201 thousand) as of March 31, 2010 and 2011, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in millions	U.S dollars in thousands
2012	¥2,777	$33,397
2013	2,632	31,654
2014	2,337	28,106
2015	1,933	23,247
2016	¥1,769	$21,275

NIDEC has completed the annual impairment test for existing goodwill as required by ASC 350 as of January 1, 2011. For the years ended March 31, 2009, 2010 and 2011, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2009, 2010 and 2011, no goodwill impairment loss has been recorded except for losses due to the discontinued operations described below.

Due to the discontinued OPU business, an impairment loss of ¥357 million of goodwill in “Nidec Sankyo” segment for the year ended March 31, 2009 and due to discontinued SME business, an impairment loss of ¥230 million of goodwill in “Nidec Tosok” segment for the year ended March 31, 2010 was recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”.

The carrying amounts of goodwill by operating reportable segment as of March 31, 2010 and 2011 are as follows. Reportable segment information is described in Note 25 (2).

	Yen in millions		U.S dollars in thousands
	March 31,		March 31, 2011
	2010	2011
Nidec Electronics (Thailand)	¥72	¥69	$830
Nidec Sankyo	27,459	27,459	330,235
Nidec Copal	17,148	17,148	206,230
Nidec Tosok	1,107	1,107	13,313
Nidec Copal Electronics	6,561	6,561	78,906
Nidec Techno Motor	3,147	2,628	31,606
Nidec Motor	—	11,404	137,150
Nidec Motors & Actuators	5,285	4,886	58,761
All Others	11,452	10,845	130,425

	¥72,231	¥82,107	$987,456

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

From the second quarter of the year ended March 31, 2011, NIDEC changed its segment reporting because the number of its subsidiaries has been increased due to recent acquisitions such as the acquisition of Emerson Electric Co.’s motors and controls business on September 30, 2010. The Company’s acquired subsidiaries have been grouped into each of those segments for internal management reporting to the chief operating decision maker and for external reporting. All prior period segment information has been reclassified in accordance with the current period presentation.

The changes in the carrying amount of goodwill for the year ended March 31, 2010 and 2011 are as follows:

	Yen in millions
	Balance as of April 1, 2009	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2010
Goodwill:
Nidec Electronics (Thailand)	¥—	¥69	¥—	¥3	¥72
Nidec Sankyo	27,816	—	—	—	27,816
Nidec Copal	17,099	49	—	—	17,148
Nidec Tosok	1,337	—	—	—	1,337
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,059	1,115	—	(27)	3,147
Nidec Motor	—	—	—	—	—
Nidec Motors & Actuators	5,741	—	—	(456)	5,285
All Others	10,804	982	—	(334)	11,452

	71,417	2,215	—	(814)	72,818

Accumulated impairment losses:
Nidec Sankyo	(357)	—	—	—	(357)
Nidec Tosok	—	—	(230)	—	(230)

	(357)	—	(230)	—	(587)

	¥71,060	¥2,215	¥(230)	¥(814)	¥72,231

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Balance as of April 1, 2010	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2011
Goodwill:
Nidec Electronics (Thailand)	¥72	¥—	¥—	¥(3)	¥69
Nidec Sankyo	27,816	—	—	—	27,816
Nidec Copal	17,148	—	—	—	17,148
Nidec Tosok	1,337	—	—	—	1,337
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	3,147	—	—	(519)	2,628
Nidec Motor	—	11,511	—	(107)	11,404
Nidec Motors & Actuators	5,285	—	—	(399)	4,886
All Others	11,452	—	—	(607)	10,845

	72,818	11,511	—	(1,635)	82,694

Accumulated impairment losses:
Nidec Sankyo	(357)	—	—	—	(357)
Nidec Tosok	(230)	—	—	—	(230)

	(587)	—	—	—	(587)

	¥72,231	¥11,511	¥—	¥(1,635)	¥82,107

	U.S dollars in thousands
	Balance as of April 1, 2010	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2011
	$868,683	$138,437	$—	$(19,664)	$987,456

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

6. Supplemental cash flow information:

The supplemental information associated with the consolidated statements of cash flows for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Cash paid during the fiscal year for:
Income taxes	¥13,315	¥11,504	¥22,088	$265,640
Interest	1,441	706	372	4,474
Non-cash investing and financing activities:
Capital leasing receivables	663	—	—	—
Capital lease obligations	762	602	1,022	12,291
Conversion of convertible debt into common stock	606	—	—	—
Change in ownership of Nidec Servo in connection with share exchange transaction
—Change in common stock	—	—	1,186	14,263
—Change in treasury stock	—	—	3,002	36,103

7. Allowance for doubtful accounts:

NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.

An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2009, 2010 and 2011 is as follows:

	Yen in millions			U.S. dollars in thousands
	2009	2010	2011	2011
Allowance for doubtful accounts at April 1	¥2,246	¥2,311	¥1,830	$22,008
Provision for doubtful accounts, net of reversal	349	31	26	313
Write-offs	(273)	(492)	(912)	(10,968)
Translation adjustment and other	(11)	(20)	69	830

Allowance for doubtful accounts at March 31	¥2,311	¥1,830	¥1,013	$12,183

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

8. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars In thousands
	March 31		March 31, 2011
	2010	2011
Finished goods	¥28,323	¥39,477	$474,768
Raw materials	19,428	23,303	280,253
Work in process	17,995	23,405	281,479
Project in progress	653	1,108	13,325
Supplies and other	3,104	3,084	37,090

	¥69,503	¥90,377	$1,086,915

9. Other current assets:

Other current assets as of March 31, 2010 and 2011 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Deferred tax assets (Note 17)	¥5,651	¥6,963	$83,740
Other receivable	4,825	6,676	80,289
Time deposit	3,891	2,745	33,013
Other	5,306	6,438	77,425

	¥19,673	¥22,822	$274,467

“Other” primarily consists of taxes receivable and prepaid expenses.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,768	¥6,207	¥352	¥14,623
Held-to-maturity
Japanese government debt securities	200	3	—	203

	¥8,968	¥6,210	¥352	¥14,826

Securities not practicable to fair value
Equity securities	¥515

	U.S. dollars in thousands
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$105,448	$74,648	$4,233	$175,863
Held-to-maturity
Japanese government debt securities	2,405	36	—	2,441

	$107,853	$74,684	$4,233	$178,304

Securities not practicable to fair value
Equity securities	$6,194

During the years ended March 31, 2009, 2010 and 2011, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥1,433 million, increased by ¥2,164 million and decreased by ¥681 million ($8,190 thousand), respectively.

Proceeds from sales of available-for-sale securities were ¥317 million, ¥94 million and ¥72 million ($866 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively. On those sales, gross realized gains were ¥241 million, ¥66 million and ¥12 million ($144 thousand) and gross realized losses were ¥4 million, ¥0 million and ¥0 million ($0 thousand), respectively.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥359	¥30	¥349	¥113

	Yen in millions
	March 31, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥1,643	¥282	¥241	¥70

	U.S. dollars in thousands
	March 31, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	$19,759	$3,391	$2,898	$842

NIDEC presumes a decline in value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of March 31, 2011, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

For the years ended March 31, 2010 and 2011, held-to-maturity securities of ¥200 million and ¥200 million ($2,405 thousand) were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

11. Other non-current assets:

Other non-current assets as of March 31, 2010 and 2011 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2010	2011	2011
Intangible assets *	¥11,136	¥24,292	$292,147
Deferred tax assets	12,153	15,526	186,723
Other	3,005	2,848	34,251

	¥26,294	¥42,666	$513,121

Notes:

*	“Intangible assets” information is described in Note 5 “Goodwill and other intangible assets”

12. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2010 and 2011 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Loans, principally from banks with average interest at March 31, 2010 and 2011 of 0.25% and 0.19% per annum, respectively	¥115,467	¥52,018	$625,592

At March 31, 2011, NIDEC had unused lines of credit amounting to ¥147,633 million ($1,775,502 thousand) with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Long-term debt at March 31, 2010 and 2011 is comprised of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Unsecured loans, representing obligations principally to banks and an insurance company Due 2010 to 2026 in 2010 with interest ranging from 0.00% to 9.30% per annum in 2010 Due 2011 to 2026 in 2011 with interest ranging from 0.00% to 6.40% per annum in 2011	¥640	¥305	$3,668
Zero coupon convertible bonds due 2015 Convertible at ¥10,626 for one common share, redeemable before due date (see notes below)	—	100,447	1,208,022
Long-term capital lease obligations Due 2010 to 2016 in 2010, with interest from 0.19% to 12.43% per annum in 2010 Due 2011 to 2017 in 2011, with interest from 0.18% to 12.43% per annum in 2011	2,602	2,191	26,350

	3,242	102,943	1,238,040
Less—Current portion due within one year	(1,497)	(1,124)	(13,518)

	¥1,745	¥101,819	$1,224,522

Note:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions	U.S. dollars in thousands
	March 31, 2011	March 31, 2011
Principal amount	¥100,000	$1,202,646
Unamortized premium	447	5,376

Total	¥100,447	$1,208,022

The yen denominated Zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 ($128) and the number of convertible shares is 9,410,878 as of March 31, 2011. The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

The bonds are puttable by the holder if certain events occur such as exercising their option to require the NIDEC to redeem its bonds on September 20, 2013, upon occurrence of a corporate event including a merger event, asset transfer event, corporate split event or a delisting event.

The bonds are also callable by NIDEC if certain events occur such as the outstanding principal balance less than 10% of the aggregate principal amount on the issuance date, a change or an amendment in the tax laws or regulations of Japan which cannot be avoided by NIDEC, the corporate events or the delisting of the shares.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

	Yen in millions	U.S. dollars in thousands
	Year ending March 31
2012	¥1,124	$13,518
2013	622	7,480
2014	308	3,704
2015	150	1,804
2016	100,564	1,209,429
2017 and thereafter	¥175	$2,105

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. There was no collateral furnished pursuant to the standard agreements with banks as of March 31, 2011 and 2010.

13. Other current liabilities:

Other current liabilities as of March 31, 2010 and 2011 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
	2010	2011	2011
Income taxes payable	8,479	8,117	97,619
Payable for property, plant and equipment	4,824	6,011	72,291
Other	4,400	4,767	57,330

	¥17,703	¥18,895	$227,240

14. Pension and severance plans:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

During the fiscal year ended March 31, 2011, the Company and certain subsidiaries in Japan changed pension and severance plans as follows:

•	Shifting a portion of NIDEC’s defined benefit plan to defined contribution plan in accordance with the Defined Contribution Pension Act in Japan.

•	Modified the terms of the defined benefit plan.

According to the changes, gains and loss from curtailments and settlements and prior service credit were recognized in consolidated financial statements.

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Change in benefit obligation:
Benefit obligation at beginning of year	¥19,276	¥18,951	$227,913
Service cost	1,155	949	11,413
Interest cost	331	253	3,043
Actuarial loss	587	634	7,625
Plan amendment	(206)	(841)	(10,114)
Curtailments	—	(442)	(5,316)
Settlements	—	(2,844)	(34,203)
Benefits paid	(2,192)	(1,205)	(14,492)

	18,951	15,455	185,869

Change in plan assets:
Fair value of plan assets at beginning of year	7,085	7,976	95,923
Actual return on plan assets	1,270	95	1,143
Employer contribution	1,008	2,741	32,965
Plan amendment	(68)	(109)	(1,311)
Settlements	—	(2,348)	(28,238)
Benefits paid	(1,319)	(656)	(7,890)

Fair value of plan assets at end of year	7,976	7,699	92,592

Funded status	¥(10,975)	¥(7,756)	$(93,277)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Accrued pension and severance costs	¥10,975	¥7,756	$93,277

Net amounts recognized	¥10,975	¥7,756	$93,277

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Actuarial loss	¥(2,732)	¥(2,880)	$(34,636)
Prior service credit	439	1,145	13,770

Pension liability adjustments, pre-tax	¥(2,293)	¥(1,735)	$(20,866)

The accumulated benefit obligations for all defined benefit pension plans were ¥17,124 million and ¥14,808 million ($178,088 thousand) for the years ended March 31, 2010 and 2011, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Projected benefit obligations	¥18,951	¥15,454	$185,857
Accumulated benefit obligations	17,124	14,808	178,088
Fair value of plan assets	7,976	¥7,699	$92,592

Weighted-average assumptions used to determine benefit obligations as of March 31, 2010 and 2011 are as follows:

	March 31
	2010	2011
Discount rate	1.8%	1.6%
Rate of compensation increase	2.3%	2.2%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2009, 2010 and 2011 are as follows:

	For the year ended March 31
	2009	2010	2011
Discount rate	1.9%	1.8%	1.8%
Expected return on plan assets	1.9%	1.8%	2.3%
Rate of compensation increase	2.5%	2.4%	2.3%

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended
	2009	2010	2011	March 31 2011
Components of net periodic (benefit) cost:
Service cost	¥1,163	¥1,155	¥949	$11,413
Interest cost	335	331	253	3,043
Expected return on plan assets	(148)	(120)	(165)	(1,984)
Amortization of net actuarial loss	33	165	106	1,275
Amortization of prior service credit	(62)	(62)	(135)	(1,624)
Gains from curtailments and settlements	—	—	(249)	(2,995)

Net periodic pension cost	¥1,321	¥1,469	¥759	$9,128

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2012 are ¥127 million ($1,527 thousand) and ¥147 million ($1,768 thousand), respectively.

Foreign plans:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Change in benefit obligation:
Benefit obligation at beginning of year	¥3,724	¥5,002	$60,156
Service cost	221	321	3,860
Interest cost	212	206	2,477
Actuarial loss (gain)	515	(43)	(517)
Acquisition and other	633	789	9,490
Foreign currency exchange rate changes	(102)	(439)	(5,280)
Benefits paid	(201)	(175)	(2,104)

	5,002	5,661	68,082

Change in plan assets:
Fair value of plan assets at beginning of year	231	435	5,232
Actual return on plan assets	13	57	686
Employer contribution	252	179	2,153
Foreign currency exchange rate changes	2	(30)	(361)
Benefits paid	(63)	(48)	(578)

Fair value of plan assets at end of year	435	593	7,132

Funded status	¥(4,567)	¥(5,068)	$(60,950)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Accrued pension and severance costs	¥4,567	¥5,068	$60,950

Net amounts recognized	¥4,567	¥5,068	$60,950

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Actuarial gain	¥77	¥301	$3,620

Pension liability adjustments, pre-tax	¥77	¥301	$3,620

The accumulated benefit obligations for all defined benefit pension plans were ¥4,738 million and ¥5,441 million ($65,436 thousand) for the years ended March 31, 2010 and 2011, respectively.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Projected benefit obligations	¥5,002	¥5,661	$68,082
Accumulated benefit obligations	4,738	5,441	65,436
Fair value of plan assets	435	¥593	$7,132

Weighted-average assumptions used to determine benefit obligations as of March 31, 2010 and 2011 are as follows:

	March 31
	2010	2011
Discount rate	4.8%	5.7%
Rate of compensation increase	2.5%	2.9%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2009, 2010 and 2011 are as follows:

	For the year ended March 31
	2009	2010	2011
Discount rate	5.9%	6.0%	4.8%
Expected return on plan assets	3.0%	2.3%	2.0%
Rate of compensation increase	2.5%	2.5%	2.5%

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31
	2009	2010	2011	2011
Components of net periodic (benefit) cost:
Service cost	¥267	¥221	¥321	$3,860
Interest cost	251	212	206	2,478
Expected return on plan assets	(9)	(16)	(90)	(1,082)
Amortization of net actuarial (gain) loss	(40)	(39)	5	60

Net periodic pension cost	¥469	¥378	¥442	$5,316

Actuarial gain and losses are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial gain for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2012 is ¥3 million ($36 thousand).

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

NIDEC’s portfolio for plans consists of three major components: approximately 11% is invested in equity securities, approximately 7% is invested in debt securities, and approximately 82% is invested in other investment vehicles, primarily consisting of investments in pooled funds and life insurance company general accounts.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of NIDEC’s pension plan assets at March 31, 2010 and 2011, by asset category, are as follows:

	Yen in millions
	Fair Value at March 31, 2010	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥621	¥621	¥—	¥—
Foreign companies	445	445	—	—
Debt securities:
Pooled funds *1	882	—	882	—
Other assets:
Cash and cash equivalents	670	670	—	—
Life insurance company general accounts	2,571	—	2,571	—
Pooled funds *2	3,222	—	3,222	—

Total	¥8,411	¥1,736	¥6,675	¥—

*1	These funds invest in approximately 78% Japanese bonds, 22% foreign bonds.
*2	These funds primarily invest in listed equity securities consisting of approximately 36% Japanese companies and 20% foreign companies, and debt security consisting of approximately 27% Japanese bonds and 13% foreign bonds.

	Yen in millions
	Fair Value at March 31, 2011	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥469	¥469	¥—	¥—
Foreign companies	409	409	—	—
Debt securities:
Pooled funds *1	617	—	617	—
Other assets:
Cash and cash equivalents	746	746	—	—
Life insurance company general accounts	2,767	—	2,767	—
Pooled funds *2	3,284	—	3,284	—

Total	¥8,292	¥1,624	¥6,668	¥—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	U.S. dollars in thousands
	Fair Value at March 31, 2011	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	$5,640	$5,640	$—	$—
Foreign companies	4,919	4,919	—	—
Debt securities:
Pooled funds *1	7,420	—	7,420	—
Other assets:
Cash and cash equivalents	8,972	8,972	—	—
Life insurance company general accounts	33,277	—	33,277	—
Pooled funds *2	39,495	—	39,495	—

Total	$99,723	$19,531	$80,192	$—

*1	These funds invest in approximately 80% Japanese bonds, 20% foreign bonds.
*2	These funds primarily invest in listed equity securities consisting of approximately 34% Japanese companies and 21% foreign companies, and debt security consisting of approximately 29% Japanese bonds and 12% foreign bonds.

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

NIDEC expects to contribute approximately ¥929 million ($11,173 thousand) to its defined benefit plans for the year ending March 31, 2012.

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions		U.S. dollars in thousands
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
2012	¥906	¥544	$10,896	$6,542
2013	978	481	11,762	5,785
2014	956	634	11,497	7,625
2015	894	319	10,752	3,836
2016	929	359	11,173	4,317
Years 2017-2021	¥4,375	¥2,178	$52,616	$26,194

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥239 million, ¥203 million and ¥206 million ($2,477 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively. NIDEC expects to contribute approximately ¥184 million ($2,213 thousand) for the year ending March 31, 2012.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥358 million, ¥340 million and ¥982 million ($11,810 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively. NIDEC expects to contribute approximately ¥1,501 million ($18,052 thousand) for the year ending March 31, 2012.

15. Other long-term liabilities:

Other long-term liabilities as of March 31, 2010 and 2011 consist of the following:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Deferred tax liabilities	¥3,426	¥3,430	$41,251
Unrecognized tax benefits, accrued interest and penalty *	5,098	9,595	115,394
Other	3,184	3,196	38,436

	¥11,708	¥16,221	$195,081

Notes:

*	“Unrecognized tax benefits, accrued interest and penalty” information is described in Note 17 “Income taxes”

16. Equity:

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

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥98,247 million and ¥102,889 million ($1,237,390 thousand) for the years ended March 31, 2010 and 2011, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2011 includes amounts representing final cash dividends of ¥6,232 million ($74,949 thousand), ¥45 ($0.54) per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Repurchased treasury stock is not entitled to a dividend under the Company Law. NIDEC resolved to repurchase its own shares at several meetings of its Board of Directors during the year ended March 31, 2011. In accordance with the resolution, NIDEC repurchased 670,900 shares of treasury stock for the aggregate cost of ¥4,835 million ($58,148 thousand). NIDEC owned 5,784,406 shares, or ¥24,067 million and 6,593,647 shares, or ¥32,285 million ($388,274 thousand) of treasury stock repurchased for the years ended March 31, 2010 and 2011, which were restricted regarding the payment of cash dividend. On October 1, 2010, the Company made the Nidec Servo Corporation (“NSRV”) a wholly owned subsidiary by way of share exchange transaction. The Company allocated 721,534 shares of its common stock held in treasury, for the share exchange transaction. As a result of this share exchange transaction the Company’s interests in NSRV increased from 64.9% to 100%.

Retained earnings relating to equity in undistributed earnings reflect ¥557 million, ¥197 million and ¥189 million ($2,273 thousand) of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2009, 2010 and 2011.

The Company purchased additional interests in major subsidiaries from each noncontrolling interest. These purchases of additional interests were primarily related to the Nidec Sankyo Corporation (“NSNK”) and the Nidec Copal Corporation (“NCPL”). As a result, these capital transactions primarily increased the Company’s interests in NSNK and NCPL from 73.8% and 59.9% to 76.7% and 64.8%, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2009:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(16,749)	¥(193)	¥(16,942)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(2,467)	1,012	(1,455)
Reclassification adjustments for gains and losses realized in net income	(1,380)	630	(750)
Pension liability adjustment:
Actuarial (gains) losses arising during period	(2,271)	879	(1,392)
Reclassification adjustments for actuarial gains (losses) realized in net income	(7)	(14)	(21)
Reclassification adjustments for prior service credit realized in net income	(62)	25	(37)

Other comprehensive income (loss)	¥(22,936)	¥2,339	¥(20,597)

For the year ended March 31, 2010:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(2,828)	¥(75)	¥(2,903)
Reclassification adjustments for gains and losses realized in net income	(218)	—	(218)
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	4,563	(1,915)	2,648
Reclassification adjustments for gains and losses realized in net income	162	(65)	97
Pension liability adjustment:
Actuarial (gains) losses arising during period	(107)	(175)	(282)
Prior service credit arising during period	138	(56)	82
Reclassification adjustments for actuarial gains (losses) realized in net income	99	(68)	31
Reclassification adjustments for prior service credit realized in net income	(62)	25	(37)

Other comprehensive income (loss)	¥1,747	¥(2,329)	¥(582)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax Amount
For the year ended March 31, 2011:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(16,667)	¥67	¥(16,600)
Reclassification adjustments for gains and losses realized in net income	139	—	139
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(1,739)	714	(1,025)
Reclassification adjustments for gains and losses realized in net income	190	(72)	118
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains (losses) arising during period	546	(208)	338
Reclassification adjustments for gains and losses realized in net income	(192)	73	(119)
Pension liability adjustment:
Actuarial (gains) losses arising during period	(657)	267	(390)
Prior service credit arising during period	841	(345)	496
Reclassification adjustments for actuarial gains (losses) realized in net income	688	(282)	406
Reclassification adjustments for prior service credit realized in net income	(135)	56	(79)

Other comprehensive income (loss)	¥(16,986)	¥270	¥(16,716)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	U.S. dollars in thousands
	Pre-tax amount	Tax expense	Net-of-tax Amount
For the year ended March 31, 2011:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	$(200,445)	$806	$(199,639)
Reclassification adjustments for gains and losses realized in net income	1,672	—	1,672
Unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(20,914)	8,587	(12,327)
Reclassification adjustments for gains and losses realized in net income	2,285	(866)	1,419
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains (losses) arising during period	6,566	(2,502)	4,064
Reclassification adjustments for gains and losses realized in net income	(2,309)	879	(1,430)
Pension liability adjustment:
Actuarial (gains) losses arising during period	(7,901)	3,211	(4,690)
Prior service credit arising during period	10,114	(4,149)	5,965
Reclassification adjustments for actuarial gains (losses) realized in net income	8,275	(3,391)	4,884
Reclassification adjustments for prior service credit realized in net income	(1,624)	673	(951)

Other comprehensive income (loss)	$(204,281)	$3,248	$(201,033)

17. Income taxes:

The components of income from continuing operations before income tax comprise the following:

	Yen in millions			U.S. dollars in thousands

	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Income from continuing operations before income taxes:
The Company and domestic subsidiaries	¥20,396	¥16,666	¥20,146	$242,285
Foreign subsidiaries	26,874	58,517	59,379	714,119

	¥47,270	¥75,183	¥79,525	$956,404

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year Ended March 31, 2011
	2009	2010	2011
Current income tax expense:
The Company and domestic subsidiaries	¥5,960	¥9,227	¥14,276	$171,690
Foreign subsidiaries	4,345	9,043	8,753	105,267

Total current	10,305	18,270	23,029	276,957

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	1,908	198	(3,861)	(46,434)
Foreign subsidiaries	262	(938)	(635)	(7,637)

Total deferred	2,170	(740)	(4,496)	(54,071)

Total provision	¥12,475	¥17,530	¥18,533	$222,886

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 41.0% in 2009, 2010 and 2011. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2009	2010	2011
Statutory tax rate	41.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(18.9)	(23.2)	(21.6)
Tax (benefit) on undistributed earnings	(1.1)	3.3	(0.1)
Valuation allowance	3.6	0.4	(1.7)
Liabilities for unrecognized tax benefits	(0.2)	3.4	5.5
Accumulated earnings tax of foreign subsidiaries	1.0	(0.1)	0.3
Other	1.0	(1.5)	(0.1)

Effective income tax rate	26.4%	23.3%	23.3%

The effective income tax rate for the year ended March 31, 2010 and 2011 was stable at 23.3%. The fluctuation of the components of effective tax rate was primarily due to an increase in liabilities for unrecognized tax benefits and tax benefit in foreign subsidiaries, which offset by decreases in tax (benefit) on undistributed earnings and valuation allowance.

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

In Thailand, NIDEC received privileges under the promotional certificates issued in May 2005, December 2006 and March 2010. Under these privileges, NIDEC received an exemption from corporate income tax for a period of five to eight years from the date of commencement of certain revenue-generating activities identified by the promotional certificate.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

The aggregate dollar and per share effects of tax holidays are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Aggregate amounts of tax holidays	¥4,879	¥6,979	¥6,839	$82,249

	Yen			U.S. dollars
Per share—basic	¥33.97	¥50.10	¥49.13	$0.59

Diluted	¥33.46	¥50.10	¥47.44	$0.57

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Deferred tax assets:
Inventories	¥2,026	¥2,474	$29,753
Property, plant and equipment	7,213	6,894	82,910
Accrued bonus	2,714	2,497	30,030
Accrued enterprise tax	233	252	3,031
Pension and severance plans	6,115	4,617	55,526
Operating loss carryforwards for tax purposes	4,436	5,000	60,132
Foreign tax credit	3,545	7,222	86,855
Accrued vacation	829	859	10,331
Accrued expenses	895	1,550	18,641
Other	1,639	1,485	17,860

Gross deferred tax assets	29,645	32,850	395,069
Less—Valuation allowance	(7,606)	(6,235)	(74,985)

Net deferred tax assets	22,039	26,615	320,084

Deferred tax liabilities:
Basis difference of acquired assets	(2,966)	(2,672)	(32,135)
Undistributed earnings not permanently reinvested	(2,830)	(2,428)	(29,200)
Marketable securities	(1,275)	(1,401)	(16,849)
Intangible assets	(608)	(1,207)	(14,516)
Other	(163)	(254)	(3,054)

Gross deferred tax liabilities	(7,842)	(7,962)	(95,754)

Net deferred tax assets	¥14,197	¥18,653	$224,330

Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2011 amounted to approximately ¥17,212 million ($206,999 thousand) and are available as an offset against future taxable income of such subsidiaries.

With the exception of ¥4,739 million ($56,993 thousand) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2009, 2010 and 2011 consist of the following:

	Yen in millions			U.S. dollars in thousands
	March 31			March 31, 2011
	2009	2010	2011
Valuation allowance at beginning of year	¥(6,455)	¥(7,026)	¥(7,606)	$(91,473)
Additions	(1,719)	(1,693)	(1,535)	(18,461)
Deductions	1,178	1,113	2,906	34,949
Impact of acquisition of companies	(30)	—	—	—

Valuation allowance at end of year	¥(7,026)	¥(7,606)	¥(6,235)	$(74,985)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Deferred tax assets:
Other current assets	¥5,651	¥6,963	$83,740
Other non-current assets	12,153	15,526	186,723
Deferred tax liabilities:
Other current liabilities	(181)	(406)	(4,882)
Other long-term liabilities	(3,426)	(3,430)	(41,251)

Net deferred tax assets	¥14,197	¥18,653	$224,330

Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥137,231 million ($1,650,403 thousand) as of March 31, 2011. NIDEC estimates an additional deferred tax liability of ¥11,726 million ($141,022 thousand) would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Yen in millions			U.S. dollars in thousands
	March 31,			March 31, 2011
	2009	2010	2011
Balance at April 1	¥2,374	¥2,374	¥4,887	$58,773
Additions for tax positions of the current year	—	2,944	4,312	51,858
Additions for tax positions of prior years	—	—	—	—
Reductions for tax positions of prior years	—	(431)	—	—
Lapse of the applicable statute of limitations	—	—	—	—
Settlements	—	—	—	—

Balance at March 31	¥2,374	¥4,887	¥9,199	$110,631

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥9,199 million ($110,631 thousand).

Although NIDEC believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. A significant change to the unrecognized tax benefits might occur within the next twelve months. NIDEC does not expect that such change will have a significant impact on consolidated results of operations and financial position.

NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of other, net in the consolidated statements of income. The interest and penalties for the fiscal year ended March 31, 2009, 2010 and 2011, respectively, had no material impact on its consolidated results of operations. The total gross accrued interest and penalty were ¥211 million and ¥396 million ($4,762 thousand) at March 31, 2010 and 2011, respectively.

NIDEC remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2004, with various tax jurisdictions including Japan.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

18. Reconciliation of the differences between basic and diluted earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the years ended March 31, 2009, 2010 and 2011.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2009:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	¥ 30,891	143,616	¥ 215.10
Loss on discontinued operations attributable to Nidec Corporation	(2,538)	143,616	(17.68)
Net income attributable to Nidec Corporation	28,353	143,616	197.42

Effect of dilutive securities
Zero coupon convertible bonds	(47)	2,200
Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	30,844	145,816	211.53
Loss on discontinued operations attributable to Nidec Corporation	(2,538)	145,816	(17.41)
Net income attributable to Nidec Corporation	¥ 28,306	145,816	¥ 194.12

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2010:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	¥52,990	139,291	¥380.43
Loss on discontinued operations attributable to Nidec Corporation	(1,029)	139,291	(7.39)
Net income attributable to Nidec Corporation	51,961	139,291	373.04

Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	52,990	139,291	380.43
Loss on discontinued operations attributable to Nidec Corporation	(1,029)	139,291	(7.39)
Net income attributable to Nidec Corporation	¥51,961	139,291	¥373.04

For the year ended March 31, 2011:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	¥54,564	139,216	¥391.94	$4.71
Loss on discontinued operations attributable to Nidec Corporation	(2,231)	139,216	(16.03)	(0.19)
Net income attributable to Nidec Corporation	52,333	139,216	375.91	4.52

Effect of dilutive securities
Zero coupon convertible bonds	(29)	4,950
Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	54,535	144,166	378.27	4.55
Loss on discontinued operations attributable to Nidec Corporation	(2,231)	144,166	(15.47)	(0.19)
Net income attributable to Nidec Corporation	¥52,304	144,166	¥362.80	$4.36

NIDEC has no dilutive securities outstanding for the year ended March 31, 2010, and therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

19. Derivatives:

NIDEC manages the exposures to fluctuations in interest rate, foreign exchange rate, and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate currency swap and commodities agreements. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts and commodities agreements designated as cash flow hedges to protect against foreign exchange rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC uses derivatives such as foreign exchange forward contracts and interest rate currency swaps to protect against foreign exchange rate risks and interest rate risks. NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments under ASC 815 are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	March 31, 2011	March 31, 2011
Foreign exchange forward contracts	¥—	¥2,930	$35,238
Commodity futures	—	1,964	23,620

Derivatives not designated as hedging instruments under ASC 815 are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	March 31, 2011	March 31, 2011
Foreign exchange forward contracts	¥123	¥—	$—
Interest rate currency swap agreements	48	24	289

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge under ASC 815 are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2010	March 31, 2011	March 31, 2011
Foreign exchange forward contracts	Other current assets	¥—	¥477	$5,737
Commodity futures	Other current assets	—	179	2,153

Derivatives not designated as hedging instruments under ASC 815 are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2010	March 31, 2011	March 31, 2011
Foreign exchange forward contracts	Other current liabilities	¥2	¥—	$—
Interest rate currency swap agreements	Other current liabilities	0	2	24

The Effect of Derivative Instruments on the Consolidated Statements of Income for the year ended March 31

Derivatives designated as cash flow hedge under ASC 815 are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31
	2009	2010	2011	2011
Foreign exchange forward contracts	¥—	¥—	¥152	$1,828
Commodity futures	—	—	67	806

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions			U.S. dollars in thousands
		For the year ended March 31
		2009	2010	2011	2011
Foreign exchange forward contracts	Cost of sales	¥—	¥—	¥55	$661
Commodity futures	Cost of sales	—	—	64	770

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the year ended March 31, 2011.

A net gain of ¥211 million ($2,538 thousand) in accumulated other comprehensive income at March 31, 2011 is expected to be reclassified into earnings within the next 12 months.

As of March 31, 2011, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 14 months.

Derivatives not designated as hedging instruments under ASC 815 are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions			U.S. dollars in thousands
		For the year ended March 31
		2009	2010	2011	2011
Foreign exchange forward contracts	Other, net	¥ (7)	¥ 0	¥ 2	$24
Interest rate swap agreements	Other, net	7	—	—	—
Interest rate currency swap agreements	Other, net	12	2	(1)	(12)

20. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and Liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2010	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥16,564	¥16,564	—	—

Liabilities:
Derivatives	¥2	—	¥2	—

	Yen in millions
	Fair Value at March 31, 2011	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,623	¥14,623	—	—
Derivatives	¥654	¥179	¥475	—

Total assets:	¥15,277	¥14,802	¥475	—

	U.S. dollars in thousands
	Fair Value at March 31, 2011	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	$175,863	$175,863	—	—
Derivatives	$7,865	$2,153	$5,712	—

Total assets:	$183,728	$178,016	$5,712	—

Level 1 marketable equity securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions		Yen in millions		U.S. dollars in thousands
	March 31, 2010		March 31, 2011		March 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated Fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥123,309	¥123,309	¥94,321	¥94,321	$1,134,348	$1,134,348
Short-term investments	3,891	3,891	2,745	2,745	33,013	33,013
Short-term loan receivable	158	158	141	141	1,696	1,696
Long-term loan receivable	358	363	241	243	2,898	2,922
Short-term borrowings	(115,467)	(115,467)	(52,018)	(52,018)	(625,592)	(625,592)
Long-term debt including the current portion and excluding capital lease obligation	¥(641)	¥(579)	¥(100,751)	¥(104,891)	$(1,211,678)	$(1,261,468)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

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

21. Related party transactions:

As of March 31, 2011, the Chief Executive Officer (“CEO”) of the Company, a business entity discussed below indirectly owned by the CEO, and the CEO’s immediate family member held 8.6%, 3.9% and 1.8% of the outstanding shares of the Company, respectively.

In October 2010, the Company entered into a share exchange transaction (“the Share Exchange”) with NSRV to make NSRV a wholly owned subsidiary of the Company. The Company allocated 721,534 shares of the Company’s common stock held in treasury into the Share Exchange. The CEO was allocated 74,100 shares of the Company’s common stock, because he had owned shares of NSRV. The share exchange transaction with the CEO was at arm’s-length. The related party transaction did not have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Loan to S.N.Kohsan-

In December 2008, the Company advanced a loan of ¥14,500 million to S.N. Kohsan, a company indirectly owned by the CEO. The loan was guaranteed by the CEO and collateralized by a pledge of 4,500,000 of the CEO’s shares in NIDEC. The loan had a term of 5 years and accrued interest quarterly at an annual rate of 2.4%. The loan was repaid in full on February 17, 2009 after the Company and the CEO determined that the loan was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. The loan receivable and its subsequent repayment were recorded in the balance sheet in equity and are presented as a financing activity in the Cash Flow Statement.

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

During the period the loan was outstanding, S.N. Kohsan qualified as a variable interest entity. NIDEC was not the primary beneficiary.

22. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31,
Class of property	2010	2011	2011
Machinery and equipment	¥6,182	¥5,173	$62,213
Other leased assets	447	195	2,345
Less—Accumulated amortization	(5,022)	(3,792)	(45,604)

	¥1,607	¥1,576	$18,954

Amortization expenses under capital leases for the years ended March 31, 2009, 2010 and 2011 were ¥1,553 million, ¥1,005 million and ¥1,039 million ($12,495 thousand), respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2011 are as follows:

	Yen in millions	U.S. dollars in thousands
Year ending March 31:
2012	¥1,137	$13,674
2013	611	7,348
2014	282	3,392
2015	121	1,455
2016	86	1,034
2017 and thereafter	17	205

Total minimum lease payments	2,254	27,108
Less—Amount representing interest	(63)	(758)

Present value of net minimum lease payments	2,191	26,350
Less—Current obligations	(1,101)	(13,241)

Long-term capital lease obligations	¥1,090	$13,109

Rental expenses under operating leases for the years ended March 31, 2009, 2010 and 2011 were ¥1,351 million, ¥1,674 million and ¥1,472 million ($17,703 thousand), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2011 are as follows:

	Yen in millions	U.S. dollars in thousands
Year ending March 31:
2012	¥1,276	$15,346
2013	948	11,401
2014	592	7,120
2015	280	3,367
2016	185	2,225
2017 and thereafter	963	11,581

Total minimum future rentals	¥4,244	$51,040

NIDEC is a lessor in direct financing leases and operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. The direct financing leases did not have a material impact on our consolidated financial position or results of operations.

Rental revenues under operating leases for the years ended March 31, 2009, 2010 and 2011 were ¥168 million, ¥317 million and ¥376 million ($4,522 thousand), respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms at March 31, 2011 are as follows:

	Yen in millions	U.S. dollars in thousands
Year ending March 31:
2012	¥371	$4,462
2013	344	4,137
2014	116	1,395
2015	—	—
2016	—	—
2017 and thereafter	—	—

Total minimum future rentals	¥831	$9,994

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2011 for the purchase of property, plant and equipment and other assets approximated ¥315 million ($3,788 thousand).

Contingencies -

NIDEC has guaranteed approximately ¥111 million ($1,335 thousand) of bank loans for employees in connection with their housing costs at March 31, 2011. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥111 million ($1,335 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

Concentration of risk -

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s six largest customers represented approximately 36%, 41% and 36% of consolidated net sales for the years ended March 31, 2009, 2010 and 2011, respectively. Sales to NIDEC’s largest customer were approximately 10%, 11% and 9% of consolidated net sales for the years ended March 31, 2009, 2010 and 2011, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2010, the six largest customers with outstanding accounts receivable balances totaled ¥61,629 million, or 41% of the gross accounts receivable, compared to ¥50,927 million ($612,471 thousand), or 33% of the gross accounts receivable, at March 31, 2011. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Product warranty -

NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2010 and 2011 are summarized as follows:

	Yen in millions		U.S. dollars in thousands
	March 31		March 31, 2011
	2010	2011
Balance at beginning of year	¥112	¥85	$1,022
Addition	122	928	11,161
Utilization	(149)	(61)	(734)
Foreign exchange impact	—	7	84

Balance at end of year	¥85	¥959	$11,533

The addition amounts largely increased by ¥806 million from ¥122 million for the year ended March 31, 2010 to ¥928 million for the year ended March 31, 2011. This was mainly due to Nidec Motor Corporation which was the newly consolidated subsidiaries for the year ended March 31, 2011.

24. Discontinued Operations

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the “Nidec Sankyo” reportable segment. NIDEC discontinued the OPU business by winding down operations in an effort to concentrate management resources and focus capital and R&D expenditures on other growing businesses. Total exit costs were ¥3,972 million (net of tax ¥2,564 million), which includes an impairment loss of ¥357 million of goodwill, loss on disposal of fixed assets and inventories, and other closing costs.

As of September 30, 2009, NIDEC discontinued the semiconductor manufacturing equipment (“SME”) business included within the “Nidec Tosok” reportable segment, in order to improve profitability by prioritizing NIDEC’s investment of management resources to the development and production of new products in the automobile parts and measuring equipment businesses, areas with more potential for growth than the SME business. Total exit costs were ¥1,835 million (net of tax ¥1,174 million), which includes an impairment loss of ¥230 million of goodwill, loss on disposal of inventories and fixed assets, and other closing costs.

As of March 31, 2011, NIDEC discontinued the specialty lens unit (“SLU”) business included within the “Nidec Copal” reportable segment, in order to improve profitability by prioritizing NIDEC’s investment of management resources to the development and production of new products, areas with more potential for growth than the SLU business. The SLU business had been established during the year ended March 31, 2010. Total exit costs were ¥3,522 million (net of tax ¥2,410 million), which includes loss on disposal of inventories and fixed assets.

The operating results of the OPU, SME and SLU business and exit costs with related taxes were recorded as “net loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”. All prior period information has been reclassified to be consistent with the current period presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Operating results of discontinued operations for the year ended March 31, 2009, 2010 and 2011 were as follows:

	Yen in millions
	For the year ended March 31, 2009
	OPU business	SME business	Total
Net sales	¥7,681	¥2,655	¥10,336

Loss on discontinued operations before income taxes	¥(4,977)	¥(241)	¥(5,218)
Income taxes	1,695	11	1,706

Loss on discontinued operations	¥(3,282)	¥(230)	¥(3,512)

	Yen in millions
	For the year ended March 31, 2010
	SME business	SLU business	Total
Net sales	¥604	¥1,430	¥2,034

Loss on discontinued operations before income taxes	¥(2,047)	¥(181)	¥(2,228)
Income taxes	760	11	771

Loss on discontinued operations	¥(1,287)	¥(170)	¥(1,457)

	Yen in millions	U.S. dollar in thousands
	For the year ended March 31, 2011	For the year ended March 31, 2011
	SLU business	SLU business
Net sales	¥5,120	$61,575

Loss on discontinued operations before income taxes	¥(4,571)	$(54,973)
Income taxes	1,065	12,808

Loss on discontinued operations	¥(3,506)	$(42,165)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

25. Segment information:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2009, 2010 and 2011:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥181,255	¥203,845	¥196,265	$2,360,373
Other small precision brushless DC motors	73,187	75,641	72,541	872,411
Brushless DC fans	37,345	32,651	33,801	406,506
Other small precision motors	22,286	18,023	18,883	227,096

Sub-total	314,073	330,160	321,490	3,866,386
General motors	77,156	73,381	137,251	1,650,643
Machinery	69,435	47,966	77,329	929,994
Electronic and optical components	122,552	105,743	117,843	1,417,234
Others	27,587	28,779	34,617	416,320

Consolidated total	¥610,803	¥586,029	¥688,530	$8,280,577

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

The “General motors” group of products consists of motors which are used in automobiles, various electric household appliances and industrial equipment. The product category has been changed from “Mid-size motors” to “General motors” due to the addition of Large-size motors for industrial use, resulting from the acquisition of Emerson Electric Co.’s motors and controls business on September 30, 2010.

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

Geographic information –

Revenues from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2009, 2010 and 2011, and long-lived assets for the years ended March 31, 2010 and 2011 are as follows:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Net sales:
Japan	¥304,317	¥256,817	¥304,897	$3,666,831
U.S.A.	12,864	11,352	46,579	560,180
Singapore	37,811	33,673	28,015	336,921
Thailand	93,306	102,261	99,932	1,201,828
The Philippines	12,394	14,884	10,657	128,166
China	106,928	126,470	142,285	1,711,185
Other	43,183	40,572	56,165	675,466

Consolidated total	¥610,803	¥586,029	¥688,530	$8,280,577

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31, 2011
	2010	2011
Long-lived assets:
Japan	¥84,935	¥84,916	$1,021,239
U.S.A.	1,326	17,897	215,237
Singapore	1,505	1,374	16,524
Thailand	37,351	39,810	478,773
The Philippines	11,826	11,779	141,660
China	37,329	43,342	521,251
Other	27,035	35,291	424,426

Consolidated total	¥201,307	¥234,409	$2,819,110

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

Beginning in the quarterly reporting period ended September 30, 2010, NIDEC changed its segment reporting so that it is in line with the changes NIDEC recently made in its management decision-making process. The Company’s acquired subsidiaries have been grouped into each of these segments for both internal management reporting to the chief operating decision maker and for external reporting, because the number of its subsidiaries has been increasing due to recent acquisitions such as the acquisition of Emerson Electric Co.’s motors and controls business on September 30, 2010. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the fiscal years ended March. 31, 2009, 2010 and 2011. NIDEC has also changed its abbreviations for the reporting segments, as described below.

Nidec acquired Emerson Electric Co.’s motors and controls business (“Nidec Motor”) on September 30, 2010. The acquired business has been identified as a reportable operating segment (the “Nidec Motor” segment) since the quarterly reporting period ended December 31, 2010.

The Nidec Corporation (formerly NCJ) segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) (formerly NET) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) (formerly NCC) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) (formerly NCD) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore (formerly NCS) segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) (formerly NCH) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The Nidec Philippines (formerly NCF) segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produces and sells hard disk drive motors.

The Nidec Sankyo (formerly NSNK) segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal (formerly NCPL) segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok (formerly NTSC) segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics (formerly NCEL) segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor (formerly NTMC) segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor (formerly NMC) segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, other subsidiaries in North America, Latin America, Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators (formerly NMA) segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Nidec Servo Corporation, (formerly NSRV) was not identified as reportable segments in the period ended September 30, 2010, due to its immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss are accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following tables show net sales to external customers and other financial information by operating segment for the years ended March 31, 2009, 2010 and 2011:

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2009	2010	2011	2011
Net sales to external customers:
Nidec Corporation	¥62,260	¥67,285	¥72,334	$869,922
Nidec Electronics (Thailand)	80,247	87,792	81,731	982,935
Nidec (Zhejiang)	18,305	22,948	24,500	294,648
Nidec (Dalian)	7,725	6,976	4,218	50,728
Nidec Singapore	27,117	26,157	19,082	229,489
Nidec (H.K.)	37,761	50,066	54,731	658,220
Nidec Philippines	7,517	10,891	7,337	88,238
Nidec Sankyo	92,186	75,807	91,586	1,101,455
Nidec Copal	69,451	61,275	65,379	786,278
Nidec Tosok	20,188	23,345	29,745	357,727
Nidec Copal Electronics	28,429	24,954	30,553	367,444
Nidec Techno Motor	41,341	38,062	58,363	701,900
Nidec Motor	—	—	35,458	426,434
Nidec Motors & Actuators	34,348	32,186	38,371	461,467
All Others	79,781	59,206	74,750	898,978

Total	606,656	586,950	688,138	8,275,863
Adjustments *1	4,147	(921)	392	4,714

Consolidated total	¥610,803	¥586,029	¥688,530	$8,280,577

*1	US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC had sales to two customers of ¥123,640 million for the year ended March 31, 2010 within the Nidec Corporation, Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore and “All Others” segments, that exceeded 10% of NIDEC’s net sales. There were no individual customers who exceeded 10% of the consolidated net sales for the year ended March 31, 2009 and 2011.

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31,
	2009	2010	2011	2011
Net sales to other operating segments:
Nidec Corporation	¥72,064	¥77,125	¥74,406	$894,841
Nidec Electronics (Thailand)	31,125	41,117	42,024	505,400
Nidec (Zhejiang)	2,624	3,589	3,868	46,518
Nidec (Dalian)	26,837	24,274	20,852	250,776
Nidec Singapore	206	390	451	5,424
Nidec (H.K.)	5,105	3,841	1,453	17,474
Nidec Philippines	24,357	28,019	28,504	342,802
Nidec Sankyo	648	395	556	6,687
Nidec Copal	4,872	2,357	2,632	31,654
Nidec Tosok	139	156	201	2,417
Nidec Copal Electronics	43	31	27	325
Nidec Techno Motor	834	818	877	10,547
Nidec Motor	—	—	—	—
Nidec Motors & Actuators	7,548	9,432	6,702	80,601
All Others	59,279	70,634	73,294	881,467

Total	235,681	262,178	255,847	3,076,933
Intersegment elimination	(235,681)	(262,178)	(255,847)	(3,076,933)

Consolidated total	—	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Operating income or loss:
Nidec Corporation	¥7,315	¥8,066	¥6,799	$81,768
Nidec Electronics (Thailand)	15,629	22,674	22,025	264,883
Nidec (Zhejiang)	(324)	1,946	1,916	23,043
Nidec (Dalian)	2,913	4,808	2,658	31,966
Nidec Singapore	178	319	245	2,946
Nidec (H.K.)	554	608	542	6,518
Nidec Philippines	2,321	6,939	5,403	64,979
Nidec Sankyo	5,705	7,389	11,253	135,334
Nidec Copal	4,832	6,075	9,188	110,499
Nidec Tosok	1,655	2,825	4,009	48,214
Nidec Copal Electronics	2,760	2,422	4,969	59,759
Nidec Techno Motor	1,469	1,951	4,115	49,489
Nidec Motor	—	—	143	1,720
Nidec Motors & Actuators	(407)	553	1,274	15,322
All Others	7,881	12,311	15,970	192,062

Total	52,481	78,886	90,509	1,088,502

Main components of U.S. GAAP adjustments:
Pension and severance costs	12	369	(56)	(673)
Lease	376	288	196	2,357
Consolidation adjustments mainly related to elimination of intersegment profits	(638)	598	1,563	18,797
Reclassification *1	(798)	(360)	(1,071)	(12,880)
Others *2	582	(1,268)	(614)	(7,384)

	¥52,015	¥78,513	¥90,527	$1,088,719

*1	Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly loss on sales or disposals of fixed assets the year ended March 31, 2009, 2010 and 2011.
*2	Others is mainly from the amortization of capitalized assets related to business combinations for the years ended March 31, 2009, 2010 and 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions			U.S. dollars in thousands
	For the year ended March 31			For the year ended March 31, 2011
	2009	2010	2011
Depreciation:
Nidec Corporation	¥1,417	¥1,941	¥1,072	$12,892
Nidec Electronics (Thailand)	4,377	4,058	4,689	56,392
Nidec (Zhejiang)	1,138	1,122	1,121	13,482
Nidec (Dalian)	688	529	780	9,381
Nidec Singapore	150	78	79	950
Nidec (H.K.)	5	3	3	36
Nidec Philippines	3,474	2,717	2,734	32,880
Nidec Sankyo	5,344	3,957	3,830	46,061
Nidec Copal	3,606	3,340	3,990	47,986
Nidec Tosok	1,613	1,768	2,119	25,484
Nidec Copal Electronics	1,335	1,325	1,254	15,081
Nidec Techno Motor	2,014	1,953	2,164	26,025
Nidec Motor	—	—	2,426	29,176
Nidec Motors & Actuators	1,641	1,494	1,383	16,633
All Others	5,865	6,086	6,343	76,284

Total	32,667	30,371	33,987	408,743
U.S. GAAP adjustments *1	53	(63)	(55)	(661)
Others *2	(573)	(1,123)	(951)	(11,437)

Consolidated total	¥32,147	¥29,185	¥32,981	$396,645

*1	Some leased properties are not capitalized in the operating segments but are capitalized under U.S. GAAP.
*2	The amount of each segment includes amortization of intangible assets. Others mainly represent adjustments to exclude the amortization of intangible assets in order to reconcile amounts to consolidated total of depreciation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31, 2011
	2010	2011
Segment assets:
Nidec Corporation	¥405,958	¥447,220	$5,378,473
Nidec Electronics (Thailand)	69,885	65,758	790,836
Nidec (Zhejiang)	13,785	14,936	179,627
Nidec (Dalian)	23,251	20,524	246,831
Nidec Singapore	10,773	8,278	99,555
Nidec (H.K.)	17,120	15,935	191,642
Nidec Philippines	26,867	25,220	303,307
Nidec Sankyo	101,339	104,650	1,258,569
Nidec Copal	70,124	66,813	803,524
Nidec Tosok	30,318	36,682	441,155
Nidec Copal Electronics	33,183	34,641	416,608
Nidec Techno Motor	41,719	46,950	564,642
Nidec Motor	—	62,893	756,380
Nidec Motors & Actuators	34,865	32,703	393,301
All Others	118,560	119,365	1,435,538

Total	997,747	1,102,568	13,259,988
U.S.GAAP adjustments	617	(85)	(1,022)
Elimination of intersegment assets, net of taxes	(380,410)	(445,089)	(5,352,844)
Intangible assets and other fair value adjustments	14,355	13,990	168,250
Goodwill	72,231	82,107	987,456
Others *1	(11,749)	(5,286)	(63,572)

Consolidated total	¥692,791	¥748,205	$8,998,256

*1	Others is mainly due to the reclassification of deferred tax assets and liabilities on consolidation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions		U.S. dollars in thousands
	For the year ended March 31		For the year ended March 31, 2011
	2010	2011
Expenditure for segment assets:
Nidec Corporation	¥7,535	¥2,237	$26,903
Nidec Electronics (Thailand)	5,007	9,173	110,319
Nidec (Zhejiang)	253	844	10,150
Nidec (Dalian)	177	2,156	25,929
Nidec Singapore	9	7	84
Nidec (H.K.)	0	8	96
Nidec Philippines	3,862	3,349	40,277
Nidec Sankyo	2,487	3,777	45,424
Nidec Copal	2,385	5,811	69,886
Nidec Tosok	818	2,586	31,100
Nidec Copal Electronics	617	1,741	20,938
Nidec Techno Motor	859	2,808	33,770
Nidec Motor	—	1,010	12,147
Nidec Motors & Actuators	1,768	1,287	15,478
All Others	3,580	5,444	65,472

Total	29,357	42,238	507,973
Reconciliation *1	7,251	12,772	153,602

Consolidated total	¥36,608	¥55,010	$661,575

*1	The amounts of expenditure for segment assets are presented on an accrual basis while the amounts of consolidated total are presented on a cash basis.

NIDEC did not have significant non-cash items other than depreciation in reported profit. Equity in earnings of affiliates were not allocated to the segments in the financial information report available and were not regularly reviewed by NIDEC’s chief operating decision maker. Intersegment sales were made at prices that approximate current market value.

26. Subsequent events:

Dividends for the second half of the fiscal year ending March 31, 2011

Subsequent to March 31, 2011, the Company’s Board of Directors declared a cash dividend of ¥6,232 million ($74,949 thousand) payable on June 1, 2011 to stockholders as of March 31, 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

27. Quarterly Financial Data for the year ended March 31, 2011: (Unaudited)

	Yen in millions
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	¥168,766	¥167,549	¥178,659	¥173,556	¥688,530
Income from continuing operations before income taxes	21,105	20,504	19,711	18,205	79,525
Net income attributable to Nidec Corporation	¥13,783	¥13,231	¥13,459	¥11,860	¥52,333

Net income attributable to Nidec Corporation per share:
Basic	98.95	95.00	96.52	85.42	375.91
Diluted	98.95	94.29	90.32	79.91	362.80

	U.S. dollars in thousands
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$2,029,657	$2,015,021	$2,148,635	$2,087,264	$8,280,577
Income from continuing operations before income taxes	253,818	246,590	237,054	218,942	956,404
Net income attributable to Nidec Corporation	$165,761	$159,122	$161,864	$142,634	$629,381

Net income attributable to Nidec Corporation per share:
Basic	1.19	1.14	1.16	1.03	4.52
Diluted	1.19	1.13	1.09	0.96	4.36

*1	Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.
*2	During the three months ended March 31, 2011, NIDEC completed an evaluation of the fair value of the assets acquired and the liabilities assumed upon the acquisition of Nidec Motor Corporation on September 30, 2011. As a result, additional depreciation and amortization expense has been recognized during the six month period following the acquisition. The results of operations for the three months ended March 31, 2011 was prepared based on this retrospective adjustment.