Form 20-F/A
period 2011-03-31
NIDEC CORP
filed 2011-06-28
CIK 1158967

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended March 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 23, 2011 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is our first Interactive Data File meeting the detailed tagging requirements under Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and does not modify or update in any way the disclosures made in the Form 20-F.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010)

1.2	Share Handling Regulations of Nidec Corporation (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009)

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

4.1

Loan Agreement, dated December 3, 2008, between Nidec Corporation and S.N. Kohsan (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009)

4.2

Share Exchange Agreement, dated April 26, 2010 between Nidec Corporation and Nidec Servo Corporation

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010)

8.1	Subsidiaries of Nidec Corporation (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

Exhibit Number	Description
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

13.1

Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

13.2

Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

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

Date: June 28, 2011