Form 20-F/A
NIDEC CORP
filed 2011-06-30
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Explanatory Note

This Amendment No. 2 to Form 20-F (the "Amendment No. 2") amends our annual report on Form 20-F for the fiscal year ended March 31, 2011, originally filed with the U.S. Securities and Exchange Commission on June 23, 2011 (the "Form 20-F"), and subsequently amended on June 28, 2011 to provide Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.  The purpose of this Amendment No. 2 is to correct a clerical error contained in the report of independent registered public accounting firm set forth on pages F-2 and F-3.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Amendment No. 2, does not reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and does not modify or update in any way the disclosures made in the Form 20-F other than as specifically discussed above.

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
4.1

Loan Agreement, dated December 3, 2008, between Nidec Corporation and S.N. Kohsan (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2009 filed on June 25, 2009)

4.2

Share Exchange Agreement, dated April 26, 2010 between Nidec Corporation and Nidec Servo Corporation

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2010 filed on June 24, 2010)

8.1	Subsidiaries of Nidec Corporation (Previously filed with Nidec’s annual report on Form 20-F for the year ended March 31, 2011, filed on June 23, 2011)
11.1	Compliance Code of Conduct (English translation) (Previously filed with Nidec’s annual report on Form 20-F for the year ended March 31, 2011, filed on June 23, 2011)
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (Filed herewith)
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (Filed herewith)
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (Filed herewith)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (Filed herewith)
101.INS	XBRL Instance Document (Previously filed with Amendment No.1 to Nidec’s annual report on Form 20-F for the year ended March 31, 2011, filed on June 28, 2011)
101.SCH	XBRL Taxonomy Extension Schema (Previously filed with Amendment No.1 to Nidec’s annual report on Form 20-F for the year ended March 31, 2011, filed on June 28, 2011)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase (Previously filed with Amendment No.1 to Nidec’s annual report on Form 20-F for the year ended March 31, 2011, filed on June 28, 2011)
101.DEF	XBRL Taxonomy Extension Definition Linkbase (Previously filed with Amendment No.1 to Nidec’s annual report on Form 20-F for the year ended March 31, 2011, filed on June 28, 2011)
101.LAB	XBRL Taxonomy Extension Label Linkbase (Previously filed with Amendment No.1 to Nidec’s annual report on Form 20-F for the year ended March 31, 2011, filed on June 28, 2011)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase (Previously filed with Amendment No.1 to Nidec’s annual report on Form 20-F for the year ended March 31, 2011, filed on June 28, 2011)

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

Date: June 30, 2011

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

F-2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Emerson Electric Co.’s motors and control business from its assessment of internal control over financial reporting as of March 31, 2011 because it was acquired by the Company in a purchase business combination on September 30, 2010. We have also excluded the Emerson Electric Co.’s motors and control business from our audit of internal control over financial reporting. Emerson Electric Co.’s motors and control business is a wholly-owned business whose total assets and net sales represent 9.9% and 5.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2011.

/s/ Kyoto Audit Corporation

Kyoto, Japan

June 22, 2011

F-3