Form 20-F
period 2012-03-31
NIDEC CORP
filed 2012-06-28
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

As of March 31, 2012, 145,075,080 shares of common stock were outstanding, including 2,472,632 shares represented by 9,890,528 American Depositary Shares and 8,240,496 shares held in treasury.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

* Not for trading, but only in connection with the listing of the American Depositary Shares.

As used in this annual report, unless otherwise specified, references to “Nidec” are to Nidec Corporation, and references to “we,” “our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan, “RMB” means the lawful currency of People’s Republic of China, and “MXN” means the lawful currency of the United Mexican States.

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

•

any negative impacts on our businesses from natural or human-caused disasters and other incidents beyond our control in the countries where our manufacturing and research and development operations are concentrated, including Japan, Thailand and China;

•	increase in raw material and labor costs;

•

exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated; and

•	adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table includes selected historical financial data for the fiscal years ended March 31, 2008 through 2012 derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included elsewhere in this annual report.

Selected Financial Data

	Year ended March 31,
	2008(1)	2009(1)	2010(1)	2011(1)	2012
	(Yen in millions and U.S. dollars in thousands, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥705,441	¥592,794	¥571,552	¥675,988	¥682,320
Cost of products sold	550,022	462,974	421,190	500,034	523,729
Selling, general and administrative expenses	48,757	50,524	46,809	55,348	55,471
Operating income	77,293	52,773	79,282	92,869	73,070
Income from continuing operations before income taxes	64,238	48,018	75,971	81,966	70,856
Net income attributable to Nidec Corporation	41,156	28,353	51,961	52,333	40,731
Balance sheet data (period end):
Total assets	¥671,714	¥702,884	¥692,791	¥748,205	¥800,401
Short-term borrowings	68,854	221,342	115,467	52,018	86,608
Current portion of long-term debt	29,196	1,883	1,497	1,124	674
Long-term debt	3,430	2,578	1,745	101,819	101,236
Total Nidec Corporation shareholders’ equity	319,584	297,148	340,309	355,250	370,182
Common stock	66,248	66,551	66,551	66,551	66,551
Number of shares outstanding	144,987,492	145,075,080	145,075,080	145,075,080	145,075,080
Per share data:
Income from continuing operations per share—basic	¥290.99	¥217.39	¥384.91	¥406.10	¥336.33
Loss on discontinued operations per share—basic	(6.99)	(19.97)	(11.87)	(30.19)	(40.08)
Net income attributable to Nidec Corporation per share—basic	284.00	197.42	373.04	375.91	296.25
Income from continuing operations per share—diluted	283.08	213.79	384.91	391.96	314.41
Loss on discontinued operations per share—diluted	(6.79)	(19.67)	(11.87)	(29.16)	(37.52)
Net income attributable to Nidec Corporation per share—diluted	276.29	194.12	373.04	362.80	276.89
Cash dividends declared per share	¥55.00	¥60.00	¥65.00	¥85.00	¥90.00
Cash dividends declared per share(2)	$0.55	$0.61	$0.70	$1.02	$1.10

Notes:

(1)

As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had previously been included in the “electronic and optical components” product category. As of September 30, 2009, we discontinued our semiconductor manufacturing equipment, or SME, business which had previously been included in the “machinery” category. As of March 31, 2011, we discontinued our specialty lens unit, or SLU, business which had previously been included in the “electronic and optical components” category. As of March 31, 2012, we discontinued our lens actuator, or LAC, business, which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism, or PGN, businesses, and our compact digital camera lens unit, CLU, business, both of which had previously been included in the “electronic and optical components” product category. The operating results of the OPU, SME, SLU, LAC, PGN and CLU businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in our audited consolidated statements of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”). All prior period OPU, SME, SLU, LAC, PGN and CLU amounts in the above table, except for the balance sheet data, have also been so reclassified as to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2008 through 2012.
(2)	U.S. dollar amounts for dividends are translated from the respective Japanese yen amounts for convenience at the exchange rate as of the end of each period.

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

	High	Low	Average	Period-end
Year ended March 31,
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	78.99	82.41
Calendar period
December 2011	78.13	76.98	77.80	76.98
January 2012	78.13	76.28	76.96	76.34
February 2012	81.10	76.11	78.47	81.10
March 2012	83.78	80.86	82.47	82.41
April 2012	82.62	79.81	81.33	79.81
May 2012	80.36	78.29	79.67	78.29

As of June 1, 2012, the noon buying rate was ¥78.21 per $1.00.

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

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Western Digital Corporation, including sales to Hitachi Global Storage Technologies, which Western Digital recently acquired, were approximately 17%, 13% and 12% of our total net sales for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Sales to our second largest customer, Seagate Technology LLC, including sales to the hard disk drive, or HDD, business of Samsung Electronics Co., Ltd., which Seagate Technology recently acquired, were approximately 14%, 11% and 10% of total net sales for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Our sales to the two largest customers relate to motors used in HDDs. As a result of customer concentration, our net sales could be significantly impacted in the event of:

•	a significant reduction, delay or cancellation of orders from one or more of our significant customers,

•

a decision by one or more of our significant customers to select products manufactured or technologies developed by a competitor, or its own internally developed components, for inclusion in future product generations, or

•	operating or financial difficulties affecting one or more of our significant customers.

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

Net sales of spindle motors for HDDs in computers, and digital home appliances, such as DVD recorders, were 35.7%, 29.0% and 25.9% of our total net sales in the fiscal years ended March 31, 2010, 2011, and 2012, respectively. Reduced demand for, or lower prices of, HDDs could result in a decrease in our net sales, adversely affecting our results of operations.

During an economic downturn, manufacturers of HDDs may suspend or reduce purchases of additional inventory from suppliers such as us. The rate of decline in average selling price accelerates when manufacturers lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to increase their market share.

Many of our customers implement a just-in-time inventory control system. Accordingly, we generally maintain inventory at or near our customers’ production facilities based on estimated demand. Our inventory was ¥90.4 billion at March 31, 2011 and ¥91.5 billion at March 31, 2012. A substantial amount of capital and cost is required to maintain inventory sufficient to meet orders from our customers in a timely manner. In addition, our estimates of future customer demand may prove excessive, exposing us to the risk of unsold inventory becoming obsolete and prices of our products being reduced.

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

HDD manufacturers recently did, and may in the future, merge or otherwise restructure their operations and, as part of their restructurings, may seek to reduce costs and inventories. Such restructurings may result in increasing downward pressure on spindle motor prices, which could reduce our margins. Our customers may also re-allocate their procurement orders to our competitors, which could reduce our sales volumes. Such restructurings or similar moves by HDD manufacturers could have a material negative impact on our results of operations.

Because our facilities are concentrated in a limited number of locations, disruptions in one or more of those locations could have a material adverse impact on our business operations.

Our headquarters and key research and development facilities are located in Japan, and our major manufacturing facilities are located in a few countries and regions, including Thailand and China. A large number of companies in the information technology industry, including many of our customers and other companies in our and our customers’ supply chains as well as ourselves, are concentrated in those countries and regions, particularly where local governments have implemented policies designed to encourage information technology companies to relocate to their respective jurisdictions. A large-scale natural disaster or political unrest occurring in or affecting those countries or regions or other limitations of those regions could have a material adverse impact on us or the information technology industry on a global basis. The flooding that occurred in Thailand in October 2011, for example, severely disrupted our operations as well as those of our customers and other companies in the supply chains of computer and other information technology products worldwide. Due to the geographic concentration of our facilities, our business is vulnerable to similar events and disruptions, which could have a material adverse impact on our results of operations and financial condition.

We are facing downward pricing pressure in all markets where we provide our products, and price declines could reduce our revenues and gross margins.

We expect downward pricing pressure to continue in all markets where we provide our products. The hard disk drive industry, where competition is particularly harsh, is characterized by rapidly declining selling prices over the life of a product even for those products which are competitive and timely to market. For example, the average unit price of our spindle motors for HDDs on a Japanese yen basis decreased approximately 15%, 8% and 7% during the fiscal years ended March 31, 2010, 2011 and 2012, respectively. On a U.S. dollar basis, the average unit price of our spindle motors for HDDs decreased approximately 8% and 1% during the fiscal years ended March 31, 2010 and 2011, respectively, and increased approximately 1% during the fiscal year ended March 31, 2012. In general, the selling price of a spindle motor decreases over time as the supply of such products increases and as the existing technology becomes obsolete. Also, intense price competition among customers may pressure us to lower the prices of our products while the price of raw materials used in our products may increase due to rising demand for such raw materials in emerging economies, which may make it difficult for us to maintain the current level of profitability. If we are not able to achieve cost reductions, or develop new products with lower production costs, our business, financial condition and results of operations could be adversely impacted.

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

We rely on third party suppliers for some of the raw materials, such as aluminum and rare earth materials, and some of the components, such as connectors, electric circuits, magnets and other unit assemblies, used in our manufacturing processes. Our production capacity will be limited if one or more of these materials or components become unavailable or available in reduced quantities due to increased prices for such materials. Financial or operational disruptions or slowdowns suffered by our principal suppliers or shippers may negatively affect the availability of raw materials or components. In addition, governmental action that adds conditions to the use of raw materials or components or imposes additional disclosure or other regulatory compliance requirements relating to such materials or components may also affect their availability. We may have to devote significant resources to secure alternative suppliers or shippers, find substitutes for such materials or components, or develop designs and technologies that reduce or eliminate the need for such materials or components. If our sources of materials and supplies are unavailable for a significant period of time without any such substitute, design or technology, our operating results will be adversely affected.

We face aggressive competition both in the markets where we supply our main products and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

In the markets where we supply our main products, including small precision motors, we are under intensive price competitive pressure to reduce our prices as our competitors attempt to expand their market shares. In the markets in which we are attempting to expand our market share, including the home appliances and automobile parts markets, we compete with competitors that may have larger financial, research and development, manufacturing, sales, marketing and service capabilities and sources of support than we do, and that may also have established market recognition and long-standing customer relationships. In emerging markets, including those for electric and hybrid vehicle control systems, we also face severe competition with other new market entrants as they seek to expand their market share.

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

We manufacture and sell a large percentage of our products at locations in developing countries such as China, Thailand, the Philippines, Vietnam, Malaysia, Mexico, and Indonesia, in order to take advantage of more competitive production and sales costs and develop new markets for our products. We also seek to expand our operations into other developing markets, including India and Brazil, where we have little or no prior experience. These countries and markets are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we can continue to manufacture our products cost-efficiently in proximity to our customers. The governmental authorities of those countries may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there.

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

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the various factors, including:

•	fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our products are sold and used, including the computer industry,

•	translation effect of exchange rate fluctuations on the results of our overseas subsidiaries and monetary assets and liabilities denominated in foreign currencies,

•	the availability and extent of utilization of our manufacturing capacity,

•	changes in our product, customer, or competitor mix, which can occur on short notice,

•	cancellation or rescheduling of significant orders, which can occur on short notice;

•	deferrals of customer orders for our new products, and

•	component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources which can occur on short notice.

Because our production and inventory are planned in advance of anticipated customer demand, if actual demand is significantly smaller than projected, we may suffer losses.

We typically plan our production and inventory levels based on customers’ advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonality or other factors. In order to secure sufficient production scale and productivity, we may make capital investments in advance of anticipated customer demand. We plan to make additional capital investments to expand our manufacturing capabilities particularly in emerging economic regions. If our manufacturing capabilities are under-utilized due to lower demand for our products, unavailability of raw materials or components, or for any other reason, such under-utilization could result in increases in utilization costs, impairment losses and inventory valuation losses or otherwise lower our profit margins, and could have a greater material adverse impact on our results of operations and financial condition.

In addition, in anticipation of long lead times to obtain inventory and materials from our suppliers, we may also from time to time order materials in advance of anticipated customer demand. This advance investment and ordering may result in excess inventory levels, resulting in unanticipated inventory write-downs if expected orders fail to materialize. Our inventory increased 1.2% between March 31, 2011 and March 31, 2012.

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

We have achieved much of our growth by acquiring and otherwise investing in other companies that have provided us with complementary technologies and product lines. From time to time, we intend to seek and pursue appropriate opportunities for acquiring and investing in other companies and increasing our ownership interests in the existing affiliates and investees. To the extent that we are unable to make successful acquisitions or investments, we may not be able to continue to expand our product range and our growth rates could be adversely affected.

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

Our growth places significant burden on our management and operational and financial resources.

Our future success depends to a large extent on our ability to integrate and manage our group of companies as we seek to expand our business and operations organically or through acquisitions of or investments in businesses in accordance with our growth strategy. However, our growth has placed, and is expected to continue to place, significant burden on our management and operational and financial resources. As we pursue our growth strategy, we may face increasing burden on management and our resources and, as a result, fail to timely and appropriately enhance our group-wide administrative, operational, information technology and financial management systems. Such failure may have a material adverse impact on our business, results of operations and financial condition.

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

While endeavoring to achieve our corporate objectives, we pursue business strategies that include, among others, seeking growth opportunities through acquisitions of and investments in businesses as well as organic expansion. We may be, however, unable to achieve the profitability or returns expected by management. Changes in the business and economic environments in which we currently operate or aim to operate and other uncertain or unforeseen factors may make it difficult for us to achieve the targets management has set.

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

We assess our performance and make operating decisions based on financial information received from the 14 operating segments and others that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Techno Motor Corporation, Nidec Motor Corporation and Nidec Motors & Actuators. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segment data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments.

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

We may experience difficulties implementing effective internal controls over financial reporting.

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

Our business is dependent on our ability to protect our proprietary rights through patent protection on certain aspects of our technology, and on trade secret, copyright and trademark laws as well as contractual provisions. We face the following risks:

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

For information relating to our intellectual properties disputes, see “Item 4.B. Information on the Company—Business Overview—Legal Proceedings.”

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

We have defined benefit pension plans covering employees who meet eligibility requirements. We may incur losses if the fair value of our pension plans’ assets declines, if the rate of return on our pension assets declines, or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based. We may also experience unrecognized service costs in the future due to amendments to existing pension plans. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense. In addition, the assumptions used in the computation of future pension expenses may not remain constant.

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

Sales to customers outside Japan accounted for 75.3%, 74.4% and 74.1% of our consolidated net sales during the fiscal years ended March 31, 2010, 2011 and 2012, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, Euro,

Renminbi and Thai Baht. As a result, the appreciation of the Japanese yen and other currencies against the U.S. dollar will generally have a negative effect on our sales, operating income, and net income. We may experience volatility in our shareholders’ equity as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in Japanese yen.

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

Demand for our products may be adversely affected by unexpected economic trends in the countries or regions in which our products are sold. Economic downturns and declines in purchasing activities in markets worldwide may result in a decline in demand for our products. In particular, our products are often used in end-products that are subject to discretionary spending, such as personal computers, consumer electronic goods and automobiles, and thus, a downturn in the economy could affect our sales. If, for example, the global economic environment deteriorates due to the credit and financial crises in Europe, our operating results and financial condition may be adversely affected.

Our ability to collect on our accounts receivable may be adversely affected by our customers’ worsening financial conditions.

Our accounts receivable as of March 31, 2012 was 11.1% higher compared to March 31, 2011. While we are taking measures to mitigate and manage credit risks with respect to our customers and business partners, if changes in the economic conditions of our major markets or the business environment surrounding our customers lead to unexpected levels of bankruptcies or defaults or otherwise result in our customers being unable to pay for our products on schedule or at all, our operating results and financial condition may be negatively affected. Changes in the business environment adversely affecting the liquidity situation of our two largest customers, which represented 13.0% and 7.2% of our gross accounts receivable at March 31, 2011, and 13.6% and 9.2% of our gross accounts receivable at March 31, 2012, respectively, could have a particularly significant negative impact on our results of operations and financial condition.

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

Natural disasters, including earthquakes and floods, fires, the spread of infectious diseases and other public health issues, armed hostilities, terrorism and other incidents, whether in Japan or any other country in which we operate, could cause damage or disruption to us, our suppliers or customers, or could create political or economic instability, any of which could harm our business. For example, natural disasters could adversely affect our operations by damaging industrial and other infrastructures, causing power outages, rendering our employees unable to work, reducing customer demand or disrupting our suppliers’ operations. Our network and information systems are important for normal operations, but such systems are vulnerable to shutdowns caused by unforeseen events such as power outages or natural disasters or terrorism, hardware or software defects, or computer viruses and computer hacking. The earthquake in northern Japan in March 2011 and subsequent events have disrupted the supply chains and infrastructures for Japan’s major manufacturing industries, including the computer and automobile industries. In addition, the flooding in Thailand in October 2011 severely disrupted the supply chains of IT products, including computers. Any similar events, over which we have little or no control, could cause a decrease in demand for our products or services, make it difficult or impossible for us to deliver products, for our suppliers to deliver components or for our customers to manufacture products, require large expenditures to repair or replace our facilities, or create delays and inefficiencies in our supply chain.

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

As of March 31, 2012, there were 136,834,584 shares of our outstanding common stock (excluding treasury stock), of which 20,142,044 shares, or 14.7% of the outstanding shares, are beneficially owned by our President and CEO, Mr. Shigenobu Nagamori. These shares and, generally, the shares owned by other shareholders, can be sold on the Osaka Securities Exchange Co., Ltd., the Tokyo Stock Exchange, Inc. and otherwise in Japan at any time. Additional sales of a substantial amount of our common stock in the public market by a large shareholder, or the perception that such sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec Corporation is a joint stock corporation that was incorporated and registered under the Japanese Commercial Code (which was replaced by the Company Law in May 2006) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our main telephone number is 81-75-935-6140. As of March 31, 2012, we had 169 subsidiaries located in 25 countries, and two affiliated companies located in Japan and the Philippines. We had 107,489 employees worldwide, 90.3% of which were employed outside Japan, as of March 31, 2012.

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

As part of our ongoing efforts to further accelerate growth and enhance the efficiency of management of our group companies, we have implemented a series of intra-group realignment transactions in the general motors business group. As part of these transactions, Nidec Power Motor Corporation and Nidec Shibaura Corporation were merged by absorption into an intermediate holding company, Nidec Techno Motor Holdings Corporation in March and April 2011, respectively. In addition, Nidec Motor Corporation and Nidec Sole Motor Corporation S.R.L. became subsidiaries of a single intermediate holding company, Nidec Motor Holdings Corporation, in April 2011.

In July 2011, we transferred a portion of Nidec Corporation’s management function relating to Nidec-Kyori Corporation to Nidec-Shimpo Corporation through an absorption-type corporate split transaction. In April 2012, Nidec-Kyori Corporation was merged by absorption into Nidec-Shimpo Corporation.

In July 2011, we acquired Sanyo Seimitsu Co., Ltd., a manufacturer of vibration motors for mobile phones and other small precision DC motors, to further expand our small precision motor business. The company was subsequently renamed “Nidec Seimitsu Corporation.”

In November 2011, we established Nidec Management Shanghai Corporation for the specific propose of our cash management in China.

In April 2012, Nidec Shimpo acquired The Minster Machine Company, a U.S. manufacturer of press machines, to expand our machinery business.

In May 2012, we acquired Ansaldo Sistemi Industriali S.p.A., an Italian manufacturer of industrial motors, generators and drives, to expand our industry motor business.

In April, 2012, we and Nidec Sankyo Corporation, a consolidated subsidiary, entered into a share exchange agreement to make Nidec Sankyo our wholly owned subsidiary. The share exchange transaction is expected to become effective on October 1, 2012 in accordance with a resolution adopted at an ordinary general meeting of Nidec Sankyo shareholders held on June 18, 2012.

The following list presents a selected history of our major acquisition activities relating to the expansion of our businesses involving small precision motors, general motors, machinery, electronic and optical components and other products:

During Fiscal Years Ended March 31,	Event
1989	We acquired Shinano Tokki Co., Ltd., a major manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then major manufacturer of audio equipment and hard disk drives for PCs. As a result, we gained the largest market share of spindle motors in the world.

1995	We acquired 38.5% of Kyoritsu Machinery Co., Ltd. and changed its name to Nidec Machinery Corporation. We subsequently increased our ownership to the current level of 60.0%. This company manufactures factory automation equipment for small precision motor assemblies and automated measuring instruments.

1995/ 2003	We acquired newly-issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, constituting 36.7% of its then outstanding shares. We subsequently increased our ownership to 51% and have consolidated its results since February 2002. Nidec-Shimpo became a wholly-owned subsidiary of Nidec by way of a share exchange, effective as of October 1, 2003. Nidec-Shimpo is a major manufacturer of stepless automatic transmission mechanisms.

1997/ 2002	At the time when Shimpo Industries became our consolidated subsidiary in February 2002, Shimpo Industries held 90.0% of the outstanding shares of Read Corporation, currently Nidec-Read Corporation. Shimpo Industries acquired Read Corporation from Nippon Steel Chemical Co., Ltd in 1997. Nidec-Read manufactures measuring/inspection equipment for electronic components, including printed circuit boards, ceramics, semiconductors and automotive parts. Nidec-Read became our majority-owned subsidiary in February 2002 as a result of the inclusion of Nidec-Shimpo in our scope of consolidation.

1998/ 2004	We acquired 17.7% of the outstanding shares of Copal Co., Ltd. in 1998, currently Nidec Copal Corporation, from Fujitsu Limited. Later in 1998, we increased our ownership of Nidec Copal to 42.8%. We further increased our ownership of Nidec Copal to 51.3% in February 2004. Nidec Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Nidec Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0% in 1998 and then to 51.0% in January 2004.

During Fiscal Years Ended March 31,	Event
1998/ 2012	We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering. We initially owned 40.0% of the joint venture. We subsequently dissolved the joint venture and purchased the remaining 60.0% interest from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary in September 2000. Nidec Shibaura mainly develops and manufactures precision motors for electric home appliances. In April 2011, Nidec Shibaura was merged by absorption into Nidec Techno Motor Corporation.

1999/ 2009	In October 1999, we acquired 71.0% of the outstanding shares of Nemicon Corporation, which was subsequently renamed Nidec Nemicon Corporation, a manufacturer of optical rotary encoders, proximity sensors and other electronic equipment. Later that year, we acquired an additional 2.1% share in the company Nidec Nemicon. In March 2009, we disposed of all of the shares of Nidec Nemicon.

2000/ 2011	We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, subsequently renamed Nidec Power Motor Corporation, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services general motors for industrial equipment and home electrical appliances. Through this acquisition, we expanded our business in the field of general motors. In March 2011, we acquired the remaining shares of Nidec Power Motor, and Nidec Power Motor was merged by absorption into Nidec Techno Motor Corporation.

2004	In October 2003, we acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd., currently Nidec Sankyo Corporation. We subsequently increased our ownership of Nidec Sankyo to approximately 51% in February 2004, and currently hold approximately 75% of the outstanding shares of Nidec Sankyo. We plan to make Nidec Sankyo a wholly-owned subsidiary by way of a share exchange, effective as of October 1, 2012.

2006	In November 2006, we acquired 98.9% of the outstanding shares of Fujisoku Corporation, which manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments.

2006	In December 2006, we acquired all of the voting shares of the motors and actuators business of Valeo S.A., France, currently Nidec Motors & Actuators. As a result, we have included the results of the Nidec Motor & Actuators group wholly-owned subsidiaries (consisting of seven companies) in our consolidated financial statements. These companies manufacture motors and actuators for automobiles such as air flow systems, body closure systems, occupant positioning systems and brake systems.

2007	In February 2007, we acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited, currently Nidec Component Technology Co., Ltd. Nidec Component Technology is engaged in manufacturing and sales of base plate die-casting and top covers used in hard disk drives.

During Fiscal Years Ended March 31,	Event
2008/ 2011	In April 2007, we acquired 51.7% of the common stock of Japan Servo Co., Ltd., currently Nidec Servo Corporation, a manufacturer of motors and motor-applied products. In October 2010, we acquired the remaining shares of Nidec-Servo.

2009	In June 2008, we acquired all of the shares of Shanghai Nidec Automotive Electric Motors Limited, a manufacturer of automotive DC motors used in window lift systems and anti-lock braking systems.

2009	In August 2008, we acquired 68.4% of newly issued shares of Copal Yamada, which manufactures and designs precision molds.

2010/ 2012	In August 2009, we acquired 60.0% of the voting interests in NTN-Nidec (Zhejiang) Corporation and NTN-Nidec (Thailand) Co., Ltd. to make them our wholly owned subsidiaries. These two companies were renamed Nidec Bearing (Zhejiang) Corporation and Nidec Bearing (Thailand) Corporation, respectively. These companies manufacture sintered-alloy fluid dynamic bearing units. In April 2011, Nidec Bearing (Zhejiang) Corporation was merged by absorption into Nidec (Zhejiang) Corporation.

2010	In January 2010, we acquired all of the voting interests in the household motor business of Appliances Components Companies S.p.A. in Italy, which was renamed Nidec Sole Motor Corporation S.R.L.

2010	In February 2010, we acquired 90.0% of the outstanding shares of SC WADO Co., Ltd., a base plate manufacturer in Thailand.

2011	In September 2010, we acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls business, currently Nidec Motor Corporation, which manufactures industrial, air conditioning and home appliance motors.

2012	In July 2011, we acquired all of the outstanding shares in Sanyo Electric Co., Ltd., currently Nidec Seimitsu Corporation, which manufactures small precision DC motors (vibration and general motors).

For a further discussion of our significant acquisitions and dispositions, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

In September 2009, we discontinued the semiconductor manufacturing equipment, or SME, business in order to improve profitability by prioritizing our investment of management and capital resources on the development and production of new products in the automobile parts and measuring equipment businesses, which we believe have greater potential for growth. In March 2011, we discontinued the specialty lens unit, or SLU, business in order to improve profitability by prioritizing our investment of management resources to the development and production of new products and business areas with more potential for growth. In March 2012, we discontinued the lens actuator, or LAC, business, the tape drive and disk drive mechanism, or PGN, businesses, and the compact digital camera lens unit, or CLU, business in order to improve profitability by prioritizing our investment of management resources to the development and production of new products and areas that we believe have more potential for growth than the LAC, PGN and CLU businesses. For a further discussion on the discontinued businesses, see Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

For the fiscal years ended March 31, 2010, 2011 and 2012, our capital expenditures, as shown in our consolidated statements of cash flows for those fiscal years, were ¥36,608 million, ¥55,010 million and ¥41,446 million, respectively. Major capital expenditures for the last three fiscal years included additional expansions of our property, plant and equipment for hard disk spindle motors in Thailand and the Philippines and electronic and optical components in Thailand.

Our currently planned capital expenditures for the fiscal year ending March 31, 2013 include investments of approximately ¥37,455 million in manufacturing plants and facilities, mainly in Asia, and various additional other investments, including:

-	Basic and applied research and development facility in Japan (Nidec Corporation)

-	Small precision motors manufacturing factory in Thailand (Nidec Electronics (Thailand) Co., Ltd.)

-	Components for small precision motors manufacturing factory in Thailand (Nidec Precision (Thailand) Co., Ltd.)

The planned capital expenditures for the fiscal year ending March 31, 2013 also include plans to purchase property, plant and equipment to replace the assets damaged by the Thai flooding. For more information on our capital expenditure, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

A brushless DC motor is a type of electric motor that uses electronically controlled commutation systems, rather than a mechanical commutation system used in a conventional DC motor. The brushless DC motor, without a commutator and brushes to wear out, essentially has no attributes negatively affecting the electrical connections and exhibits many advantages over traditional motor types, including:

•	better speed versus torque characteristics,

•	higher dynamic response,

•	higher efficiency,

•	longer operating life,

•	noiseless operation,

•	higher speed ranges,

•	smaller and lighter (higher ratio of torque delivered to the size of the motor),and

•	no ionizing sparks resulting in electromagnetic interference.

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

As an independent participant in multiple supply chains in multiple product markets, we supply products to higher-tier suppliers and ODM and OEM customers. We provide our specialized capabilities in motor-drive solutions that customers otherwise do not have direct access to, or cannot cost-effectively create or manage internally. We seek to maintain and further develop these capabilities to compete with our current and potential competitor suppliers worldwide. The customers in the supply chains we currently serve generally have the following attributes:

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

See “Item 3.D. Key Information—Risk Factors—We face aggressive competition both in the markets where we supply our main products and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.”

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

See “Item 3.D. Key Information—Risk Factors—Because our facilities are concentrated in a limited number of locations, disruptions in one or more of those locations could have a material adverse impact on our business operations.”

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

See “Item 3.D. Key Information—Risk Factors—If any defect is discovered in our products, or if any of the end-products in which our products are incorporated malfunctions, our reputation and results of operations may suffer by lost sales or costs associated with recalls or management distraction.”

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

B. Business Overview.

We classify our operations into five business groups based primarily on the similarity of products in type and use. The business groups and major categories of products offered in each business group as of March 31, 2012 are as follows:

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

•

General Motors: Automotive motors (for power steering systems, dual-clutch transmission systems, engine and fuel cell cooling systems, seat adjusters, window lifts, door lock actuators, vehicle traction systems, and other products), home appliances motors (for air conditioning systems, air purification systems, washing machines, refrigerators, dish washers and other products), and industrial motors (for machine tools, heat pump and water heater systems, elevators, barrier-free facilities, electric tools, air compressors, and other products):

•	Machinery: Transfer robots (for liquid-crystal-display panels, semiconductor wafers, and other products), card readers, high-speed pressing machines, and power transmission systems;

•

Electronic and Optical Components: Shutters and lens units (for digital still cameras and mobile phones), switches, trimmer potentiometers, actuators, precision plastic moldings and plastic metal casings, and

•	Others: Control valves (for automotive transmissions), music boxes and logistics services.

Although the large-scale earthquake and subsequent events had a significant negative impact on our sales particularly in the first quarter ended June 30, 2011, the impact has remained at a manageable level to date. Based on the information currently available to us, we have decided to continue to pursue the growth strategy, investment plans, and research and development initiatives that we formulated prior to the earthquake. There could be developments, however, including additional earthquakes and a possible nationwide implementation of planned power outages attributable to reduced electricity production resulting from the nuclear power plant accidents, which would have a material negative impact on our results of operations. See “Item 3.D. Key Information—Risk Factors—Natural disasters, public health issues, armed hostilities, terrorism and other causes over which we have little or no control could harm our business” and “Item 3.D. Key Information—Risk Factors—An unexpected drastic decline in the global economies may result in reduced demand for our products.”

Sales by Product Category

The table below summarizes a breakdown of our consolidated net sales by business group and product category for each of the periods indicated:

	(Yen in millions, except percentage data)
	For the year ended March 31
	2010		2011		2012
Small precision motors:
Hard disk drives spindle motors	¥203,845	35.7%	¥196,265	29.0%	¥176,932	25.9%
Other small precision brushless DC motors(2)	72,362	12.7%	70,149	10.4%	69,753	10.2%
Brushless DC fans	32,651	5.7%	33,801	5.0%	30,327	4.4%
Other small precision motors	18,023	3.1%	18,883	2.8%	28,174	4.2%

Sub-total	326,881	57.2%	319,098	47.2%	305,186	44.7%
General motors	73,381	12.8%	137,251	20.3%	178,214	26.1%
Machinery	47,966	8.4%	77,329	11.4%	64,904	9.5%
Electronic and optical components(2)(3)	94,545	16.5%	107,693	15.9%	95,580	14.0%
Others	28,779	5.1%	34,617	5.2%	38,436	5.7%

Consolidated total	¥571,552	100.0%	¥675,988	100.0%	¥682,320	100.0%

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.
(2)	Operations of the specialty lens actuator business, formerly classified in the “Other small precision brushless DC motors” business group, the tape drive and disk drive mechanism businesses, formerly classified in the “Electronic and Optical Components” business group, and the compact digital camera lens unit business, formerly classified in the “Electronic and Optical Components” business group, were reclassified as discontinued operations in March 2012 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year sales amounts in the table have been retrospectively adjusted to reflect this reclassification.
(3)	Operations of the specialty lens units business, formerly classified in the “Electronic and Optical Components” business group, were reclassified as discontinued operations in March 2011 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year sales amounts in the table have been retrospectively adjusted to reflect this reclassification.

For the fiscal year ended March 31, 2012, electric motors, which include Small Precision Motors and General Motors, represented 70.8% of our total net sales, with Machinery, Electronic and Optical Components, and Others comprising the remainder.

Small Precision Motors

The Small Precision Motors business covers a broad array of direct-current, or DC, electric motors operating at less than 100 watts. This business group constitutes the core of our consolidated operations and accounted for 44.7% of our consolidated net sales for the fiscal year ended March 31, 2012. More than a majority of small precision motor sales are represented by brushless DC motors used in the computer, home electronics and office equipment industries. See “Item 3.D. Key Information—Risk Factors—Because of our dependence on the computer industry, our business may be adversely affected by a decline in the computer market.”

This business group is divided into four product categories according to application: (1) hard disk drives spindle motors, (2) other small precision brushless DC motors, (3) brushless DC fans, and (4) other small precision motors.

The details of each product category are as follows:

(1) Hard disk drives spindle motors

We manufacture spindle motors for hard disk drives used in personal computers, computer servers, and a range of digital consumer electronics. This product category represented 58.0% of our Small Precision Motors sales for the fiscal year ended March 31, 2012.

Our hard disk spindle motors fall into three groups based on their hard disk drive form factors, or disk platter diameters, as follows:

(a)	3.5-inch form factor—for servers, desktop PCs, personal video recorders (PVRs), digital flat TVs, and portable external storage,

(b)	2.5-inch form factor—for notebook PCs, PVRs, game machine consoles, digital flat TVs, servers, external hard disk drives, and

(c)	Sub-1.8-inch form factor—for handheld digital devices.

We currently supply spindle motors to all of the major hard-disk drive manufacturers in the world. In the fiscal year ended March 31, 2012, approximately 34.9% of our hard disk drive spindle motor sales came from Seagate Technology LLC, 26.0% from Western Digital Corporation, 21.1% from Hitachi Global Storage Technologies (which was acquired by Western Digital in March 2012), and the remainder from Samsung Electronics Co., Ltd. (which was acquired by Seagate Technology in December 2011) and Toshiba Corporation. See “Item 3.D. Key Information—Risk Factors—Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.”

Substantially all of our sales of hard disk drive spindle motor are denominated in U.S. dollars.

In this market, we currently compete with two motor suppliers: Samsung Electro-Mechanics Co., Ltd. and Minebea Technology Co., Ltd.

Demand for hard disk drive spindle motors typically peaks in the autumn-winter season, driven by corporate IT spending and consumer spending in the back-to-school and holiday shopping seasons. The following are some of the key recent market trends we consider significant to our hard disk drives spindle motor business:

•

Global demand for electronic data storage is expected to maintain sustainable growth, reflecting continued proliferation of personal and enterprise digital content that is stored, shared, protected and distributed in increasingly high volume.

•

The hard disk drive market indicates a trend towards more economical, energy-efficient server disk drives with smaller footprints, reflecting the industry’s focus shifting further to cloud storage, a model of networked online storage where data is stored on multiple third-party servers at data centers.

•

Handheld devices (e.g, smartphones and tablet PCs) are expected to remain a major competitor against the conventional small-form-factor PCs. Operating in the cloud storage environment and using solid-state drives as their only built-in storage media, these handheld devices are, on one hand, serving as a catalyst for the high-capacity, server-oriented hard disk drives market but, on the other hand, posing a constraint on the low-capacity hard disk drives market.

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

In October 2011, severe flooding covered Thailand’s major industrial areas, causing serious disruptions in a range of PC components supply chains, most notably in the HDD supply chain. Many of our HDD motor manufacturing factories located in the flooded areas were also exposed to inundation, requiring us to suspend operations. By early December 2011, our operational conditions in Thailand were substantially normalized and returned in phases to pre-flood production levels. However, the uneven pace of recovery among the HDD components suppliers induced constant shortages of HDDs, resulting in inventory adjustments in the PC market, which in turned adversely affected our sales. See “Item 3.D. Key Information—Risk Factors—Because our facilities are concentrated in a limited number of locations, disruptions in one or more of those locations could have a material adverse impact on our business operations.” See also “Item 3.D. Key Information—Risk Factors—Natural disasters, public health issues, armed hostilities, terrorism and other causes over which we have little or no control could harm our business.”

(2) Other small precision brushless DC motors

The principal products in this product category are brushless DC motors used in optical disk drives primarily for PCs, digital video recorders, and high-end office equipment, including laser printers and hybrid copiers. A significant portion of the operations is conducted by Nidec Corporation and Nidec Sankyo Corporation. In this product category, our major customers are Japanese, Korean and Taiwanese electronics companies. Our competitors are for the most part Japanese and Korean component manufacturers, including our customers’ motor manufacturing divisions. This product category represented 22.9% of our Small Precision Motors sales for the fiscal year ended March 31, 2012.

(3) Brushless DC Fans

Our brushless DC fans, which are used to disperse the excess heat generated by electronic components, thereby keeping electrical equipment cool, currently have applications in PCs and computer servers, game machine consoles, mobile phone base stations and a variety of other products that require cooling functions. This product category is managed by Nidec Corporation and Nidec Servo Corporation. We mainly supply brushless DC fans to the world’s major manufacturers of PCs, microprocessors, game machine consoles, and networking and communications equipment. Our competitors are for the most part Japanese and Taiwanese component manufacturers. This product category represented 9.9% of the Small Precision Motors sales for the fiscal year ended March 31, 2012.

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

For a discussion of our recent acquisition in the Other Small Precision Motors business, see “—A. History and Development of the Company.”

This product category represented 9.2% of the Small Precision Motors sales for the fiscal year ended March 31, 2012.

General Motors

The General Motors business group provides electric motors with power output higher than that of small precision motors and has applications in home appliances, automotive systems and industrial equipment. The home appliance motor business is primarily conducted by Nidec Motor Corporation, Nidec Techno Motor Corporation and Nidec Sole Motor Corporation S.R.L. The automotive motor business is conducted by Nidec Corporation, Nidec Motors & Actuators and Nidec Motor Corporation. The industrial motor business is mainly conducted by Nidec Motor Corporation. In the General Motors business, we manufacture and sell electric motors to many of the world’s major electronics companies, factory automation equipment manufacturers and automotive system manufacturers based in Europe, the United States, Japan and other Asian countries. We compete with independent electric motor suppliers worldwide and our customers’ own motor manufacturing units. For a discussion of our recent acquisitions of business, and internal reorganizations of subsidiaries, engaged in the General Motors business, see “—A. History and Development of the Company.”

This business group currently derives a significant portion of its revenues from the home appliances and automobile industries and represented 26.1% of our consolidated net sales for the fiscal year ended March 31, 2012.

Machinery

The Machinery business group is managed by our consolidated subsidiaries and consists of various equipment and machinery mainly for industrial use. A significant portion of the operations of this business group are conducted by Nidec Sankyo Corporation in the transfer robot and card reader industry, Nidec-Shimpo Corporation (and Nidec-Kyori Corporation, which was merged into Nidec-Shimpo in April 2012) in the power transmission equipment and high-speed pressing machine industries, and Nidec-Read Corporation in the semiconductor package inspection equipment and other industries. The remaining operations are managed by Nidec Copal Corporation in the factory automation system industry. Our customers and competitors are primarily Japanese and Asian manufacturers. For a discussion of our recent acquisition of business, and internal reorganization of subsidiaries, engaged in the Machinery business, see “—A. History and Development of the Company.”

This business group generally exhibits a marked sensitivity to capital spending fluctuations, owing to its high exposure to the factory automation systems market. This business group represented 9.5% of our consolidated net sales for the fiscal year ended March 31, 2012.

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

This business group covers a broad spectrum of component markets and is particularly influenced by trends in the digital camera market and private-sector equipment investment. The product range is diverse and manufacturing operations are frequently performed in small lots or on order. This business group represented 14.0% of our consolidated net sales for the fiscal year ended March 31, 2012.

Others

The Others business includes various operations not covered by other business groups, primarily consisting of manufacturing and sales of automobile parts and the provision of logistics and other services. Those operations are conducted by Nidec Tosok Corporation and Nidec Corporation and its other subsidiaries. This business group represented 5.7% of our consolidated net sales for the fiscal year ended March 31, 2012.

Sales by Geographic Market

The following tables present a breakdown of our geographic revenues based on the locations of business entities generating sales and the locations of customers for each of the periods indicated:

Geographic revenues based on the locations of business entities generating sales

	Yen in millions, except percentage data
	For the year ended March 31
	2010		2011		2012
Japan	¥245,977	43.0%	¥295,376	43.7%	¥260,470	38.2%
U.S.A.	11,352	2.0%	46,579	6.9%	71,317	10.5%
Singapore	33,673	5.9%	28,015	4.1%	40,595	5.9%
Thailand	102,261	17.9%	99,932	14.8%	75,908	11.1%
The Philippines	14,884	2.6%	10,657	1.6%	19,683	2.9%
China	122,833	21.5%	139,264	20.6%	148,553	21.8%
Other	40,572	7.1%	56,165	8.3%	65,794	9.6%

Consolidated total	¥571,552	100.0%	¥675,988	100.0%	¥682,320	100.0%

Geographic revenues based on the locations of customers

	Yen in millions, except percentage data
	For the year ended March 31
	2010		2011		2012
North America	¥17,604	3.1%	¥55,237	8.2%	¥79,997	11.7%
Asia	373,694	65.4%	390,218	57.7%	358,653	52.5%
Europe	36,419	6.4%	51,887	7.7%	59,987	8.8%
Other	2,628	0.4%	5,440	0.8%	7,291	1.1%
Overseas sales total	430,345	75.3%	502,782	74.4%	505,928	74.1%
Japan	141,207	24.7%	173,206	25.6%	176,392	25.9%

Consolidated total	¥571,552	100.0%	¥675,988	100.0%	¥682,320	100.0%

Notes:

(1)	Inter-group transactions have been eliminated in consolidation.
(2)	Operations of the specialty lens actuator business, formerly classified in the “Other small precision brushless DC motors” business group, the tape drive and disk drive mechanism businesses, formerly classified in the “Electronic and Optical Components” business group, and the compact digital camera lens unit business, formerly classified in the “Electronic and Optical Components” business group, were reclassified as discontinued operations in March 2012 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year sales amounts in the table have been retrospectively adjusted to reflect this reclassification.
(3)	Operations of the specialty lens units business, formerly classified in the “Electronic and Optical Components” business group, were reclassified as discontinued operations in March 2011 in accordance with ASC205-20 (Presentation of Financial Statements-Discontinued Operations). Prior-year sales amounts in the table have been retrospectively adjusted to reflect this reclassification.

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

Supply Sources

Our major requirements for basic raw materials include aluminum, steel, copper, electronics, and to a lesser extent, rare earth minerals, plastics and other petroleum-based chemicals. We have multiple supply sources for each of our major requirements and we are not significantly dependent on any one or a few suppliers. Although the recent increase in prices of rare earth magnets has negatively affected our margins for some of our businesses, all of the raw materials and various purchased components required for our products have generally been available in sufficient quantities.

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

Intellectual Property

In the ordinary course of business, we submit additional patent applications in Japan, the United States, China and other countries. We also seek patent protection in various foreign countries where our patented technologies are used. While, from time to time, we seek to enforce our patents in patent infringement lawsuits or otherwise, we do not believe that there is any single patent or group of patents which are critical to our principal business segments.

Legal Proceedings

On September 25, 2008, we filed a lawsuit in the Tokyo District Court against YASKAWA Electric Corporation, or YASKAWA, for infringement of Japanese Patent Nos. 3973006 and 3973048, which relate to LCD panel handling robots. On March 31, 2010, we brought an additional lawsuit in the Tokyo District Court against YASKAWA for infringement of Japanese Patent No. 3973048 to include additional products of YASKAWA. In the meantime, YASKAWA filed a petition with the Japanese Patent Office, or JPO, to invalidate the patents. JPO issued a judgment in favor of YASKAWA. We appealed JPO’s judgment to the Intellectual Property High Court of Japan, which decided in favor of YASKAWA. On February 7, 2012, we appealed the Intellectual Property High Court’s decision to the Supreme Court of Japan, which dismissed our appeal and remanded the case to the Tokyo District Court. On February 28, 2012, the Tokyo District Court issued a decision in favor of YASKAWA.

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

See “Item 3.D. Key Information—Risk Factors—We could be harmed by litigation involving patents and other intellectual property rights.”

C. Organizational Structure.

The following table and the discussion that follows present summary information on our major consolidated subsidiaries as of March 31, 2012:

Name	Country	Principal business	Percentage owned by us as of March 31, 2012
			(%)
Consolidated subsidiaries

Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%

Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives and components for precision motors	100.0%

Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors for PC peripheral devices, fans, and components for precision motors	100.0%

Nidec Singapore Pte. Ltd.	Singapore	Sales of spindle motors for hard disk drives, other small precision brushless DC motors and brushless DC fans	100.0%

Nidec (H.K.) Co., Ltd.	China	Sales of spindle motors for hard disk drives, other small precision brushless DC motors and brushless DC fans	100.0%

Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%

Nidec Sankyo Corporation*[1]	Japan	Manufacture and sales of micro motors, motor drive units, precision plastic molds, mechanical units, industrial robots, card readers, and musical movements	77.4%

Nidec Copal Corporation*[1]	Japan	Manufacture and sales of optical, electronic and information equipment, photo equipment and factory automation equipment	66.0%

Nidec Tosok Corporation*[1]	Japan	Manufacture and sales of precision automotive parts, automatic measuring equipment, air/electronic gauges, precision ball screws, and other precision measuring devices	71.8%

Nidec Copal Electronics Corporation*[1]	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators and potentiometers	65.4%

Nidec Techno Motor Corporation*[2]	Japan	Manufacture and sales of general motors for home electronics, home appliances, industrial equipment and automobiles, general motor-based equipment, electric tools, water supply pumps, and others	100.0%

Nidec Motor Corporation	U.S.A.	Manufacture and sales of large and medium-size drive motors	100.0%

Nidec Motors & Actuators	France	Manufacture and sales of air flow systems, seat positioning systems, body closure systems, and braking, drive-line and steering systems	100.0%

Notes:

*1	Listed on one or more stock exchanges in Japan.
*2	Renamed from “Nidec Techno Motor Holdings Corporation” on April 1, 2012.

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2012, we operated manufacturing and sales facilities through 27 Japanese subsidiaries and 142 foreign subsidiaries. These facilities are located in Japan, China, Europe, Thailand, Vietnam, the United States, Singapore, Mexico, the Philippines, Indonesia, Taiwan, South Korea, Malaysia, India, Brazil, Canada, Colombia and Venezuela.

The following table sets forth information, as of March 31, 2012, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function
In Japan

Shiga Technical Center(1)	Shiga	39,576	Development and manufacture of small high-precision motors and general motors. Production engineering and manufacturing base support

Nidec Copal Corporation Koriyama Technical Center(1)	Fukushima	37,538	Manufacture of electric and optical components

Corporate Headquarters and Central Technical Laboratories(1)	Kyoto	36,119	Basic research and development of fluid dynamic bearing technology development

Nidec Servo Corporation(1)	Gunma	34,128	Development and manufacture of other small precision brushless DC motors, brushless DC fans and other small precision motors

Nidec-Shimpo Corporation(1)	Kyoto	29,322	Development and manufacture of machinery

Nidec Techno Motor Corporation Kyushu Technical Center(5)	Fukuoka	27,459	Development and manufacture of general motors for home appliances and industrial use

Nidec Techno Motor Corporation Obama Technical Center(2)	Fukui	24,600	Manufacture of general motors for home appliances and industrial use

Nidec Copal Precision Parts Corporation Niigata Factory(1)	Niigata	24,157	Manufacture of electronic and optical components

Nidec Tosok Corporation Head Office and Technical Center(1)	Kanagawa	23,471	Development and manufacture of machinery

Nagano Technical Center(1)	Nagano	21,222	Development and manufacture of spindle motors for hard disk drives, manufacturing base support

Nidec Sankyo Corporation Ina Facility(1)	Nagano	19,953	Manufacture of machinery

Nidec Copal Corporation Shiojiri Factory(1)	Nagano	16,452	Manufacture of machinery

Nidec Tosok Corporation Yamanashi Factory(1)	Yamanashi	16,320	Manufacture of automobile parts

Facility name	Location	Floor space (square meters)	Principal products and function
Outside Japan

Nidec (Dalian) Limited(5)	China	94,657	Manufacture of other small precision blushless DC motors, blushless DC fans and general motors for automobiles

Nidec Philippines Corporation(3)	Philippines	85,302	Manufacture of spindle motors for hard disk drives

Nidec Tosok (Vietnam) Co., Ltd.(2)	Vietnam	55,572	Manufacture of automobile parts

Nidec Shibaura (Zhejiang) Co., Ltd.(5)	China	52,097	Manufacture of general motors for home appliances and industrial use

Nidec Copal Precision (Vietnam) Corporation(2)	Vietnam	48,000	Manufacture of electronic and optical components

Nidec (Zhejiang) Corporation(5)	China	47,400	Manufacture of spindle motors for hard disk drives

Nidec Motors & Actuators Mexico S. de R.L. de C.V.(1)	Mexico	46,769	Manufacture of general motors for automobiles

Nidec Electronics (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	43,230	Manufacture of spindle motors for hard disk drives

Nidec Sankyo (Zhejiang) Corporation(5)	China	43,128	Manufacture of machinery and electronic and optical components

Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory(1)	Thailand	43,110	Manufacture of spindle motors for hard disk drives

Nidec-Shimpo (Zhejiang) Corporation(5)	China	41,678	Manufacture of machinery

Nidec (Dongguan) Limited(4)	China	39,880	Manufacture of other small precision brushless DC motors and brushless DC fans

Nidec Copal (Thailand) Co., Ltd.(1)	Thailand	39,771	Manufacture of electronic and optical components

Nidec Sankyo Electronics (Shaoguan) Co., Ltd.(2)	China	38,000	Manufacture of other small precision brushless DC motors

Nidec Precision (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	37,630	Manufacture of spindle motors for hard disk drives

Nidec Seimitsu Motor Technology (Shenzhen) Co., Ltd.(4)	China	37,300	Manufacture of other small precision motors

Nidec Subic Philippines Corporation(2)	Philippines	36,331	Manufacture of spindle motors for hard disk drives

Nidec Vietnam Corporation(2)	Vietnam	36,314	Manufacture of brushless DC fans

Nidec Motor Corporation Mena, AR(1)	U.S.A.	32,000	Manufacture of general motors for home appliances and industrial use

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Motors & Actuators (Germany) GmbH(1)	Germany	31,120	Manufacture of general motors for automobiles

Nidec Automobile Motor (Zhejiang) Corporation(4)	China	30,438	Manufacture of general motors for automobiles

Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	28,476	Manufacture and sales of general motors for home appliances and industrial use

Nidec Nissin (Dongguan) Corporation(4)	China	28,307	Manufacture of electronic and optical components

Nidec Motor Corporation Paragould, AR(1)	U.S.A.	28,000	Manufacture of general motors for home appliances and industrial use

Nidec Sole Motor Corporation S.R.L.(1)	Italy	27,918	Development and manufacture of general motors for home appliances and industrial use

Nidec Component Technology (Suzhou) Co., Ltd.(1)	China	27,292	Manufacture of other small precision motors

Nidec Copal (Zhejiang) Co., Ltd.(5)	China	27,145	Manufacture of machinery and electronic and optical components

Nidec Tosok System Engineering (Zhejiang) Corporation(4)	China	26,480	Manufacture of machinery

Nidec Sankyo Vietnam Corporation(2)	Vietnam	26,374	Manufacture of other small precision brushless DC motors

Nidec Copal Electronics (Zhejiang) Co., Ltd.(5)	China	26,000	Manufacture of electronic and optical components

Nidec Sankyo Electronics (Dongguan) Corporation(4)	China	25,600	Manufacture of other small precision brushless DC motors, and electronic and optical components

Motores U.S. de Mexico S.A. de C.V.(1)	Mexico	25,000	Manufacture of general motors for home appliances and industrial use

SC WADO Co., Ltd.(1)	Thailand	24,136	Manufacture of spindle motors for hard disk drives

Nidec Precision (Thailand) Co., Ltd. Ayutthaya Factory(1)	Thailand	23,300	Manufacture of spindle motors for hard disk drives

Emerson (China) Motor Co., Ltd.(4)	China	20,000	Manufacture of general motors for home appliances and industrial uses

Nidec Sole Motor Hungary K.F.T.(1)	Hungary	19,489	Manufacture of general motors for home appliances and industrial use

Compania de Motores Domesticos, S.A. de C.V.(1)	Mexico	19,000	Manufacture of general motors for home appliances and industrial use

Nidec Motor Corporation Frankfort, IN(1)	U.S.A.	18,000	Manufacture of general motors for home appliances and industrial use

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Servo Vietnam Corporation(2)	Vietnam	18,000	Manufacture of other small precision brushless DC motors, brushless DC fans and other small precision motors

Nidec (Shaoguan) Limited(4)	China	17,585	Manufacture of other small precision brushless DC motors and brushless DC motors

Nidec Seimitsu Motor Parts (Shenzhen) Co., Ltd.(4)	China	17,000	Manufacture and sales of other small precision motors

Notes:

(1)	We own both the property and the facilities.
(2)	We lease the property and own the facilities.
(3)	Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.
(4)	We lease both the property and the facilities.
(5)	Facilities are partially owned and partially leased by us.

In addition to the above facilities, we have a number of other smaller factories located worldwide. In Japan, we also have sales and service offices which are located primarily in Tokyo, Nagoya and Osaka.

As of March 31, 2012, the aggregate book value of the land and buildings we owned was ¥104 billion, and the aggregate book value of machinery and equipment we owned was ¥105 billion. In addition to the property we own, we lease other equipment used in our operations.

In October 2011, we incurred significant damage to our production capacity in Thailand due to massive flooding, which inundated the buildings, machinery, and equipment of many of our subsidiaries operating in the country. Due to the water damage to the fixed assets and inventories, these subsidiaries were required to temporarily suspend their operations. Since all of our flood-afflicted operations in Thailand resumed operations by early December 2011, we consider our manufacturing and other facilities to be well maintained and believe that our plant capacity is sufficient to meet our current requirements and plans. Except as a result of the flooding in Thailand, we did not experience material underutilization of our production capacity in the year ended March 31, 2012.

See “Item 3.D. Key Information—Risk Factors—Because our facilities are concentrated in a limited number of locations, disruptions in one or more of those locations could have a material adverse impact on our business operations.”

For information on our plans for investments in manufacturing plants and facilities, see “—A. History and Development of the Company.”

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and related notes and other information included elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report.

Overview

We are a leading manufacturer of spindle motors for hard disk drives in the world. We manufacture and sell spindle motors for hard disk drives and various other small precision brushless direct current electricity, or DC, motors and other products through 27 subsidiaries in Japan and 142 subsidiaries in other countries, including China, Thailand, Vietnam, the United States, Singapore, Mexico, Indonesia, the Philippines, Taiwan, Germany, South Korea, Malaysia, the United Kingdom, India, Brazil, the Netherlands, France, Poland, Italy, Spain, Hungary, Canada, Colombia and Venezuela, as of March 31, 2012.

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

Our Recent Acquisition Activities

As discussed in “Item 4.A. Information on the Company—History and Development of the Company,” we have sought growth by acquiring or investing in companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies. Our approach has been to identify underperforming companies with advanced products and technologies. We have recently entered into the following transactions:

•

In July 2011, we acquired Sanyo Seimitsu Co., Ltd., a manufacturer of vibration motors for mobile phones and other small precision DC motors, to further expand our small precision motor business. The company was subsequently renamed “Nidec Seimitsu Corporation.”

•	In April 2012, Nidec Shimpo acquired The Minster Machine Company, a U.S. manufacturer of press machines, for ¥7,480 million in cash to expand our machinery businesses.

•

In April 2012, we and Nidec Sankyo Corporation, a consolidated subsidiary in which we hold an approximately 75% ownership interest, entered into a share exchange agreement to acquire the remaining interest in Nidec Sankyo. The share exchange transaction is expected to become effective on October 1, 2012 in accordance with a resolution adopted at an ordinary general meeting of Nidec Sankyo shareholders held on June 18, 2012. We plan to use 3,175,755 shares of our common stock held in treasury as consideration for the share exchange transaction.

•	In May 2012, we acquired Ansaldo Sistemi Industriali S.p.A., an Italian manufacturer of industrial motors, generators and drives, to expand our industry motor business.

•

In June 2012, we agreed to acquire a 51% ownership interest in Jiangsu Kaiyu Auto Appliance Co., Ltd., a Chinese manufacturer of brush motors for electric power steering, subject to regulatory approvals and customary closing conditions.

For more information, see Notes 3 and 26 to our audited consolidated financial statements included elsewhere in this annual report and “Item 3.D. Key Information—Risk Factors—Our growth has been based in part on acquisitions of, or investments in, other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets.”

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than the yen, most significantly, the U.S. dollar. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. As of March 31, 2010, 2011 and 2012, the exchange rate of the yen against the U.S. dollar was ¥93.04, ¥83.15 and ¥82.19 to the U.S. dollar, respectively. In addition, as a result of our acquisition of Emerson Electric Co.’s motors and controls business in September 2010, we are also exposed to the risk of fluctuations in the exchange rate between the U.S. dollar and the Mexican peso.

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

Changes in the fair values of our foreign exchange forward contracts and changes in option prices under our foreign currency option agreements are recognized as gains or losses on derivative instruments in our consolidated statement of income. For a more detailed discussion of these instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Effects of Other Significant Recent Developments

Flooding in Thailand. We were severely affected by the flooding in Thailand that occurred in October 2011. The flooding has disrupted customer supply chains for some of our main product lines, including small precision motors for hard disk drives, and electronic and optical components. The flooding also caused our manufacturing facilities in Thailand, which represent more than 60% of our production capacity with respect to small precision motors for hard disk drives, which is one of our key products, to temporarily suspend operations. We promptly launched our recovery efforts in Thailand while augmenting the production capacity of, and transferring a portion of the manufacturing operations in Thailand to, our manufacturing facilities in the Philippines and China based on a new risk diversification policy. As a result, the total number of units of small precision motors for hard disk drives manufactured in the three months ended December 31, 2011 was approximately 70% of that in the three months ended September 30, 2011, and the total number of units of such motors sold in the three months ended December 31, 2011 was approximately 80% of that in the three months ended September 30, 2011. Although our operational conditions in Thailand were substantially normalized and returned in phases to pre-flood production levels by early December 2011, the uneven pace of recovery among the HDD components suppliers induced constant shortages of HDDs, resulting in inventory adjustments in the PC market, which in turn adversely affected our sales. The adverse impact of the flooding may continue in the current fiscal year ending March 31, 2013.

For further information, see Note 22 to our audited consolidated financial statements included elsewhere in this annual report. See also “Item 3.D. Key Information—Risk Factors—Because our facilities are concentrated in a limited number of locations, disruptions in one or more of those locations could have a material adverse impact on our business operations.”

Earthquake and Subsequent Events in Japan. The large-scale earthquake in northern Japan in March 2011 and the ensuing power production shortages resulting from the reduction of nuclear power production disrupted the supply chains of various industries in Japan, including the computer and automobile industries where some of our customers operate, particularly in the fiscal quarter ended June 30, 2011. Electricity production shortages in wider regions of Japan as well as price increases are expected in the fiscal quarter ending September 30, 2012, which may affect our manufacturing, research and development, and other operations.

See also “Item 3.D. Key Information—Risk Factors—Natural disasters, public health issues, armed hostilities, terrorism and other causes over which we have little or no control could harm our business.”

Global Economic Recession. In the fiscal year ended March 31, 2012, the sovereign debt crisis in Europe deteriorated into a global economic recession, which adversely affected the demand for our products in many of our markets. If the global economy remains stagnant or worsens as a result of developments or events in Europe or any other market, our sales may significantly decrease.

See also “Item 3.D. Key Information—Risk Factors—An unexpected drastic decline in the global economies may result in reduced demand for our products.”

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

For further information, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations—Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

The following table sets forth selected information relating to our income and expense items for each of the three years ended March 31:

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Net sales	¥571,552	¥675,988	¥682,320
Operating expenses:
Cost of products sold	421,190	500,034	523,729
Selling, general and administrative expenses	46,809	55,348	55,471
Research and development expenses	24,271	27,737	30,050

	492,270	583,119	609,250

Operating income	79,282	92,869	73,070

Other income (expense):
Interest and dividend income	822	1,049	1,634
Interest expense	(690)	(355)	(299)
Foreign exchange loss, net	(2,961)	(9,108)	(1,756)
Gain (loss) from marketable securities, net	52	(238)	(202)
Other, net	(534)	(2,251)	(1,591)

	(3,311)	(10,903)	(2,214)

Income from continuing operations before income taxes	75,971	81,966	70,856

Income taxes	(17,568)	(18,309)	(18,801)
Equity in net (loss) income of affiliated companies	(45)	6	0

Income from continuing operations	58,358	63,663	52,055
Loss on discontinued operations	(2,207)	(6,171)	(7,768)

Consolidated net income	56,151	57,492	44,287
Less: Net income attributable to noncontrolling interests	(4,190)	(5,159)	(3,556)

Net income attributable to Nidec Corporation	¥51,961	¥52,333	¥40,731

	Yen
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥384.91	¥406.10	¥336.33
Loss on discontinued operations attributable to Nidec Corporation	(11.87)	(30.19)	(40.08)

Net income attributable to Nidec Corporation	373.04	375.91	296.25

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥384.91	¥391.96	¥314.41
Loss on discontinued operations attributable to Nidec Corporation	(11.87)	(29.16)	(37.52)

Net income attributable to Nidec Corporation	373.04	362.80	276.89

Cash dividends paid	¥55.00	¥80.00	¥90.00

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥53,614	¥56,536	¥46,242
Loss on discontinued operations attributable to Nidec Corporation	(1,653)	(4,203)	(5,511)

Net income attributable to Nidec Corporation	¥51,961	¥52,333	¥40,731

As of September 30, 2009, we discontinued our semiconductor manufacturing equipment (“SME”) business which had previously been included in the “machinery” product category. All prior period SME amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” to enable comparisons between the relevant amounts for the periods indicated.

As of March 31, 2011, we discontinued our specialty lens unit (“SLU”) business, which was established in the year ended March 31, 2010 and had previously been included in the “electronic and optical components” product category. All prior period SLU amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations to enable comparisons between the relevant amounts for the periods indicated.

As of March 31, 2012, we discontinued our lens actuator (“LAC”) business which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism (“PGN”) businesses and our compact digital camera lens unit (“CLU”) business, both of which had previously been included in the “electronic and optical components” product category. All prior period LAC, PGN and CLU amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” to enable comparisons between the relevant amounts for the periods indicated.

For more information, see Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

Net Sales

The following table is a summary of our net sales for the years ended March 31, 2011 and 2012 by product category. For a detailed discussion of our product categories, see “Item 4.B. Information on the Company—Business Overview.”

	(Yen in millions)
	2011	2012	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥196,265	¥176,932	¥(19,333)	(9.9)%
Other small precision brushless DC motors	70,149	69,753	(396)	(0.6)%
Brushless DC fans	33,801	30,327	(3,474)	(10.3)%
Other small precision motors	18,883	28,174	9,291	49.2%

Sub-total	319,098	305,186	(13,912)	(4.4)%
General motors	137,251	178,214	40,963	29.8%
Machinery	77,329	64,904	(12,425)	(16.1)%
Electronic and optical components	107,693	95,580	(12,113)	(11.2)%
Others	34,617	38,436	3,819	11.0%

Consolidated total	¥675,988	¥682,320	¥6,332	0.9%

Our net sales increased ¥6,332 million, or 0.9%, from ¥675,988 million for the year ended March 31, 2011 to ¥682,320 million for the year ended March 31, 2012. This increase was primarily due to the contributions of newly consolidated subsidiaries, mainly including Nidec Motor Corporation and its subsidiaries (“Nidec Motor”), the former Emerson Electric Co.’s motors and controls business, and Nidec Seimitsu Corporation and its subsidiaries (“Nidec Seimitsu”), a manufacturer of vibration motors for mobile phones and other small precision DC motors. We acquired Nidec Motor in September 2010 and Nidec Seimitsu in July 2011. We recognized Nidec Motor’s sales of ¥35,458 million for the six months ended March 31, 2011, and ¥68,810 million for the year ended March 31, 2012. We recognized Nidec Seimitsu’s sales of ¥12,018 million for the nine months ended March 31, 2012.

Excluding the impact of Nidec Motor and Nidec Seimitsu, our net sales decreased ¥39,038 million, or 6.1%, from ¥640,530 million for the year ended March, 2011 to ¥601,492 million for the year ended March 31, 2012. This decrease was mainly due to a decrease in sales of products in the “small precision motors,” “machinery” and “electronic and optical components” categories. The decreases in sales of these products were primarily due to the appreciation of the Japanese yen against the U.S. dollar and the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand in October 2011.

In addition, particularly in the three months ended June 30, 2011, we were also adversely impacted by customer supply chain disruptions caused by the earthquake, the tsunami and the nuclear power plant accidents in northeastern Japan in March 2011.

For a more detailed discussion of recent developments, see “—Overview.”

(Small precision motors)

Net sales of small precision motors decreased ¥13,912 million, or 4.4%, from ¥319,098 million for the year ended March 31, 2011 to ¥305,186 million for the year ended March 31, 2012. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥19,333 million, or 9.9%, from ¥196,265 million for the year ended March 31, 2011 to ¥176,932 million for the year ended March 31, 2012. This decrease was mainly due to the disruptions to our manufacturing facilities and customer supply chains for hard disk drives caused by the flooding in Thailand. The number of units sold of small precision motors for hard disk drives for the year ended March 31, 2012 decreased approximately 3% compared to the year ended March 31, 2011. The average unit price of spindle motors for the year ended March 31, 2012 increased approximately 1% on a U.S. dollar basis and decreased approximately 7% on a Japanese yen basis compared to the year ended March 31, 2011, reflecting the 8% appreciation of the Japanese yen against the U.S. dollar.

Sales of spindle motors for 2.5-inch and 3.5-inch hard disk drives for the year ended March 31, 2012 decreased approximately 6% and 14%, respectively, compared to the year ended March 31, 2011. The number of units sold of spindle motors for 2.5-inch hard disk drives for the year ended March 31, 2012 increased approximately 4% compared to the year ended March 31, 2011, while the number of units sold of spindle motors for 3.5-inch hard disk drives for the year ended March 31, 2012 decreased approximately 10% compared to the year ended March 31, 2011. The average unit price of spindle motors for 2.5-inch hard disk drives for the year ended March 31, 2012 decreased approximately 2% on a U.S. dollar basis and decreased approximately 9% on a Japanese yen basis compared to the year ended March 31, 2011. The average unit price of spindle motors for 3.5-inch hard disk drives for the year ended March 31, 2012 increased approximately 4% on a U.S. dollar basis and decreased approximately 4% on a Japanese yen basis compared to the year ended March 31, 2011.

Net sales of hard disk drives spindle motors accounted for 29.0% of total net sales for the year ended March 31, 2011 and 25.9% of total net sales for the year ended March 31, 2012.

Other small precision brushless DC motors

Net sales of our other small precision brushless DC motors decreased ¥396 million, or 0.6%, from ¥70,149 million for the year ended March 31, 2011 to ¥69,753 million for the year ended March 31, 2012. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for the year ended March 31, 2012 decreased approximately 11% compared to the year ended March 31, 2011. This 11% decrease in sales was mainly due to an approximately 8% appreciation of the Japanese yen against the U.S. dollar and an approximately 5% decrease in the number of units sold compared to the year ended March 31, 2011. On a consolidated basis, the 11% decrease in sales at Nidec Corporation and its direct-line subsidiaries was offset to a large extent by an increase in sales of products at the Nidec Sankyo group.

Net sales of our other small precision brushless DC motors accounted for 10.4% of total net sales for the year ended March 31, 2011 and 10.2% of total net sales for the year ended March 31, 2012.

Brushless DC fans

Net sales of brushless DC fans decreased ¥3,474 million, or 10.3%, from ¥33,801 million for the year ended March 31, 2011 to ¥30,327 million for the year ended March 31, 2012. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans for the year ended March 31, 2012 decreased approximately 9% compared to the year ended March 31, 2011. The main reasons for the 9% decrease in sales were an approximately 8% appreciation of the Japanese yen against the U.S. dollar and an approximately 3% decrease in the number of units sold, despite an increase in average unit price of approximately 2% on a U.S. dollar basis.

Net sales of brushless DC fans accounted for 5.0% of total net sales for the year ended March 31, 2011 and 4.4% of total net sales for the year ended March 31, 2012.

Other small precision motors

Net sales of other small precision motors increased ¥9,291 million, or 49.2%, from ¥18,883 million for the year ended March 31, 2011 to ¥28,174 million for the year ended March 31, 2012. This increase was primarily due to the contribution of Nidec Seimitsu, which we acquired in July 2011. Excluding the impact of Nidec Seimitsu, net sales of other small precision motors decreased ¥2,727 million, or 14.4%, from ¥18,883 million for the year ended March 31, 2011 to ¥16,156 million for the year ended March 31, 2012.

Net sales of other small precision motors accounted for 2.8% of total net sales for the year ended March 31, 2011 and 4.2% of total net sales for the year ended March 31, 2012.

(General motors)

Net sales of our general motors increased ¥40,963 million, or 29.8%, from ¥137,251 million for the year ended March 31, 2011 to ¥178,214 million for the year ended March 31, 2012. This increase was primarily due to the contribution of Nidec Motor to net sales of general motors for home appliances and industrial use, partially offset by a ¥2,999 million, or 7.0%, decrease in sales of the Nidec Techno Motor group. Excluding the impact of Nidec Motor, net sales of general motors increased ¥7,611 million, or 7.5%, from ¥101,793 million for the year ended March 31, 2011 to ¥109,404 million for the year ended March 31, 2012. This increase was primarily due to an increase in sales of general motors for automobiles. Excluding the impact of Nidec Motor, sales of general motors for home appliances and industrial use for the year ended March 31, 2012 decreased ¥3,393 million, or 5.8%, compared to the year ended March 31, 2011. Sales of general motors for automobiles for the year ended March 31, 2012 increased ¥11,004 million, or 25.6%, compared to the year ended March 31, 2011, mainly due to an approximately 68% increase in sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries.

Net sales of our general motors accounted for 20.3% of our total net sales for the year ended March 31, 2011 and 26.1% of total net sales for the year ended March 31, 2012.

(Machinery)

Net sales of our machinery decreased ¥12,425 million, or 16.1%, from ¥77,329 million for the year ended March 31, 2011 to ¥64,904 million for the year ended March 31, 2012. The decrease in net sales for the year ended March 31, 2012 was mainly due to a decrease in sales of products such as LCD panel handling robots at the Nidec Sankyo group of ¥7,635 million, or 22.9%, a decrease in sales of products such as electronic circuit testing systems for digital equipment at the Nidec-Read group of ¥3,055 million, or 23.8%, a decrease in sales at the Nidec-Kyori group of ¥1,462 million, or 17.3%, and a decrease in sales at the Nidec Tosok group of ¥505 million or 14.0%, compared to the year ended March 31, 2011. The decrease in net sales of machinery was partially offset by a ¥857 million, or 17.2%, increase in sales of products such as peripheral equipment for chip mounters at the Nidec Copal group.

Net sales of our machinery accounted for 11.4% of our total net sales for the year ended March 31, 2011 and 9.5% of total net sales for the year ended March 31, 2012.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥12,113 million, or 11.2%, from ¥107,693 million for the year ended March 31, 2011 to ¥95,580 million for the year ended March 31, 2012. The decrease in net sales for the year ended March 31, 2012 was mainly due to a decrease in sales of products such as shutters and unit components at the Nidec Copal group of ¥7,617 million, or 15.4%, primarily as a result of the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand, a decrease in sales of products such as control device units for home appliances at the Nidec Sankyo group of ¥3,579 million, or 12.4%, mainly because of the disruptions to the customer supply chains caused by the flooding in Thailand, and a decrease in sales of electronic components, including circuit components and sensors, at the Nidec Copal Electronics group of ¥917 million, or 3.1%, compared to the year ended March 31, 2011.

Net sales of our electronic and optical components accounted for 15.9% of our total net sales for the year ended March 31, 2011 and 14.0% of our total net sales for the year ended March 31, 2012.

(Others)

Net sales of our other products increased ¥3,819 million, or 11.0%, from ¥34,617 million for the year ended March 31, 2011 to ¥38,436 million for the year ended March 31, 2012. This increase in net sales for the year ended March 31, 2012 was primarily due to an increase in sales of automotive parts at the Nidec Tosok group of ¥4,154 million, or 15.9%, compared to the year ended March 31, 2011, resulting from the recovering demand for such parts in China and Europe. The increase in net sales of our other products for the year ended March 31, 2012 was partially offset by a decrease in sales of pivot assemblies for hard disk drives of ¥1,085 million, or 65.4%, for the year ended March 31, 2012 compared to the year ended March 31, 2011.

Net sales of our other products accounted for 5.2% of our total net sales for the year ended March 31, 2011 and 5.7% of total net sales for the year ended March 31, 2012.

Cost of Products Sold

Our cost of products sold increased ¥23,695 million, or 4.7%, from ¥500,034 million for the year ended March 31, 2011 to ¥523,729 million for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu, our cost of products sold decreased ¥14,367 million, or 3.1% from ¥469,166 million for the year ended March 31, 2011 to ¥454,799 million for the year ended March 31, 2012. This decrease was mainly due to the overall decrease in sales, which was partially offset by higher raw material costs and labor costs.

As a percentage of net sales, our cost of products sold increased from 74.0% for the year ended March 31, 2011 to 76.8% for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu, as a percentage of net sales, cost of products sold increased from 73.2% for the year ended March 31, 2011 to 75.6 % for the year ended March 31, 2012. This increase in the percentages excluding the impact of the newly consolidated subsidiaries was mainly due to a rise in raw material costs, higher labor costs, an increase in units of products sold with lower margins in proportion to the total units of products sold, a decrease in unit prices, and higher fixed costs per unit resulting from lower demand for some products.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥123 million, or 0.2%, from ¥55,348 million for the year ended March 31, 2011 to ¥55,471 million for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu, our selling, general and administrative expenses decreased ¥3,413 million, or 6.6%, from ¥52,009 million for the year ended March 31, 2011 to ¥48,596 million for the year ended March 31, 2012. This decrease was mainly due to the impact of insurance recoveries in excess of the loss recognized for the water damage to property, plant and equipment, and inventories caused by the flooding in Thailand described above.

The flooding in Thailand caused water damage to buildings, machinery, and other property, plant and equipment as well as inventories at some of our group companies. For the year ended March 31, 2012, we recognized a loss of ¥19,359 million, which comprised ¥13,730 million of losses relating to property, plant and equipment, and ¥3,539 million of losses relating to inventory associated with water damage, as well as ¥2,090 million of other related costs.

We have insurance policies which cover certain damage directly caused by the flooding. The insurance policies cover the damage associated with buildings, machinery, and other property, plant and equipment as well as inventories. Taking into account the insurance recoveries, we recorded a net gain of ¥3,842 million in operating income for the year ended March 31, 2012, as we recognized insurance recoveries that exceeded the loss.

As a percentage of net sales, selling, general and administrative expenses decreased from 8.2% for the year ended March 31, 2011 to 8.1% for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu as well as the insurance recoveries, as a percentage of net sales, our selling, general and administrative expenses for each of the years ended March 31, 2011 and 2012 were 8.1% and 8.7%, respectively.

Research and Development Expenses

Our research and development expenses increased ¥2,313 million, or 8.3%, from ¥27,737 million for the year ended March 31, 2011 to ¥30,050 million for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu, our research and development expenses increased ¥1,176 million, or 4.4%, from ¥26,629 million for the year ended March 31, 2011 to ¥27,805 million for the year ended March 31, 2012. This increase was mainly due to our increased investments in research and development activities relating to products in the “general motors” product category.

For further information on our research and development expenses, including a discussion on an operating segment basis, see “—C. Research and Development, Patents and Licenses, etc.”

As a percentage of net sales, research and development expenses increased from 4.1% for the year ended March 31, 2011 to 4.4% for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu, as a percentage of net sales, our research and development expenses increased from 4.2% for the year ended March 31, 2011 to 4.6% for the year ended March 31, 2012.

Operating Income

As a result of the foregoing, our operating income decreased ¥19,799 million, or 21.3%, from ¥92,869 million for the year ended March 31, 2011 to ¥73,070 million for the year ended March 31, 2012.

As a percentage of net sales, operating income decreased from 13.7% for the year ended March 31, 2011 to 10.7% for the year ended March 31, 2012.

Other Income (Expense)

Our other expenses decreased ¥8,689 million, or 79.7%, from ¥10,903 million for the year ended March 31, 2011 to ¥2,214 million for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu, our other expenses decreased ¥8,653 million, or 79.6%, from ¥10,873 million for the year ended March 31, 2011 to ¥2,220 million for the year ended March 31, 2012. This decrease was mainly due to a decrease in foreign exchange loss.

Our foreign exchange loss decreased ¥7,352 million, or 80.7%, from ¥9,108 million for the year ended March 31, 2011 to ¥1,756 million for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu, our foreign exchange loss decreased ¥7,303 million, or 80.5%, from ¥9,073 million for the year ended March 31, 2011 to ¥1,770 million for the year ended March 31, 2012. This decrease was mainly due to a decrease in net foreign currency denominated financial assets and a decrease in fluctuations in the exchange rate between the U.S. dollar and the Japanese yen for the year ended March 31, 2012 compared to the year ended March 31, 2011.

The Japanese yen to the U.S. dollar exchange rates were ¥93.04 to the U.S. dollar as of March 31, 2010 and ¥83.15 to the U.S. dollar as of March 31, 2011. The Japanese yen appreciated against the U.S. dollar to ¥82.19 to the U.S. dollar as of March 31, 2012.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥11,110 million, or 13.6%, from ¥81,966 million for the year ended March 31, 2011 to ¥70,856 million for the year ended March 31, 2012.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 12.1% for the year ended March 31, 2011 to 10.4% for the year ended March 31, 2012.

Income Taxes

Our income taxes increased ¥492 million, or 2.7%, from ¥18,309 million for the year ended March 31, 2011 to ¥18,801 million for the year ended March 31, 2012. This was primarily due to the increase in the effective income tax rate, which was partially offset by the decrease in income from continuing operations before income taxes.

The effective income tax rate increased 4.2 percentage points from 22.3% for the year ended March 31, 2011 to 26.5% for the year ended March 31, 2012. The increase primarily reflected the net impact of a reduction in tax benefit in foreign subsidiaries, an increase in tax on undistributed earnings, an increase in valuation allowance and a decrease in liabilities for unrecognized tax benefits.

Tax benefit in foreign subsidiaries primarily arose from our operations in Thailand, the Philippines and China. The reduction in tax benefit in foreign subsidiaries was mainly due to decreases in profit of our subsidiaries in Thailand as a result of the flooding and the application to transactions between Nidec Corporation and Nidec Electronics (Thailand) Co., Ltd. of a transfer pricing method that was provisionally agreed to in a bilateral advance pricing arrangement between the tax authorities. The decrease in liabilities for unrecognized tax benefits resulted from the transfer pricing adjustments.

On November 30, 2011, the Japanese National Diet approved various changes to the calculation of the statutory local income tax for companies, effective April 1, 2012. As a result, the normal statutory corporate income tax rate in Japan was reduced from approximately 41.0% to approximately 38.0% from April 1, 2012, and further to approximately 36.0% from April 1, 2015. The statutory tax rate used for calculating deferred tax assets and deferred tax liabilities, where temporary differences would be realized after April 1, 2012, was accordingly reduced from approximately 41.0% to approximately 38.0% or approximately 36.0%, as applicable.

For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Equity in Net (Loss) Income of Affiliated Companies

We had equity in net income of affiliated companies of ¥6 million for the year ended March 31, 2011 and ¥0 million for the year ended March 31, 2012.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥11,608 million, or 18.2%, from ¥63,663 million for the year ended March 31, 2011 to ¥52,055 million for the year ended March 31, 2012.

Loss on Discontinued Operations

Our loss on discontinued operations increased ¥1,597 million, or 25.9%, from ¥6,171 million for the year ended March 31, 2011 to ¥7,768 million for the year ended March 31, 2012.

We discontinued the specialty lens unit business of the Nidec Copal group as of March 31, 2011. In addition, as of March 31, 2012, we also discontinued the lens actuator business, the tape drive and disk drive mechanism businesses of the Nidec Sankyo group and the compact digital camera lens unit business of the Nidec Copal group.

For more information, see Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥13,205 million, or 23.0%, from ¥57,492 million for the year ended March 31, 2011 to ¥44,287 million for the year ended March 31, 2012.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥1,603 million, or 31.1%, from ¥5,159 million for the year ended March 31, 2011 to ¥3,556 million for the year ended March 31, 2012. This decrease was primarily due to decreases in net income of group companies of which we own less than 100%, including Nidec Sankyo Corporation and Nidec Copal Corporation and their respective subsidiaries, and due to Nidec Corporation increasing its interest in Nidec Servo Corporation from 64% to 100% on October 1, 2010.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥11,602 million, or 22.2%, from ¥52,333 million for the year ended March 31, 2011 to ¥40,731 million for the year ended March 31, 2012.

As a percentage of net sales, our net income attributable to Nidec Corporation decreased from 7.7% for the year ended March 31, 2011 to 6.0% for the year ended March 31, 2012.

Results of Operations—Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Net Sales

The following table is a summary of our net sales for the years ended March 31, 2010 and 2011 by product category. For a detailed discussion of our product categories, see “Item 4.B. Information on the Company—Business Overview.”

	(Yen in millions)
	2010	2011	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥203,845	¥196,265	¥(7,580)	(3.7)%
Other small precision brushless DC motors	72,362	70,149	(2,213)	(3.1)%
Brushless DC fans	32,651	33,801	1,150	3.5%
Other small precision motors	18,023	18,883	860	4.8%

Sub-total	326,881	319,098	(7,783)	(2.4)%
General motors	73,381	137,251	63,870	87.0%
Machinery	47,966	77,329	29,363	61.2%
Electronic and optical components	94,545	107,693	13,148	13.9%
Others	28,779	34,617	5,838	20.3%

Consolidated total	¥571,552	¥675,988	¥104,436	18.3%

Our net sales increased ¥104,436 million, or 18.3%, from ¥571,552 million for the year ended March 31, 2010 to ¥675,988 million for the year ended March 31, 2011. This increase was primarily due to the contributions of newly consolidated subsidiaries. Such subsidiaries include Nidec Motor Corporation, the former Emerson Electric Co.’s motors and controls business acquired in September 2010, whose sales were ¥35,458 million for the six months ended March 31, 2011. Such subsidiaries also include Nidec Sole Motor Corporation S.R.L. acquired in January 2010, whose sales were ¥15,429 million for the year ended March 31, 2011 and ¥3,032 million for the three months ended March 31, 2010.

Excluding the impact of the newly consolidated subsidiaries, our net sales increased ¥56,581 million, or 10.0% for the year ended March 31, 2011 compared to the year ended March 31, 2010. This increase was mainly due to increases in sales of our “machinery”, “general motors” and “electronic and optical components” product categories, which was offset in part by a decrease in sales of products in the “small precision motors” category. This decrease in sales of small precision motors was primarily due to the appreciation of the Japanese yen against the U.S. dollar.

The strong Japanese yen particularly against the U.S. dollar had, and was expected to continue to have, an adverse impact on our results of operations and financial condition, particularly net sales and shareholders’ equity, as unit prices of many of our products are denominated in U.S. dollars and we have expanded, and continue to seek opportunities to expand, our overseas operations. For example, on September 30, 2010, we acquired Emerson Electric Co.’s motors and controls business, as described below. Appreciation of the Japanese yen against other currencies will also affect our foreign currency translation adjustments, which will in turn negatively affect our shareholders’ equity.

(Small precision motors)

Net sales of small precision motors decreased ¥7,783 million, or 2.4%, from ¥326,881 million for the year ended March 31, 2010 to ¥319,098 million for the year ended March 31, 2011. Net sales of each product category included in “small precision motors” are as discussed below.

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

Although units sold of spindle motors for 2.5-inch hard disk drives for the year ended March 31, 2011 increased approximately 14% compared to the year ended March 31, 2010, units sold of spindle motors for 3.5-inch hard disk drives for the year ended March 31, 2011 decreased approximately 2% compared to the year ended March 31, 2010. Although sales of spindle motors for 2.5-inch hard disk drives for the year ended March 31, 2011 increased approximately 1%, sales of spindle motors for 3.5-inch hard disk drives decreased approximately 7% compared to the year ended March 31, 2010.

Net sales of hard disk drives spindle motors accounted for 35.7% of total net sales for the year ended March 31, 2010 and 29.0% of total net sales for the year ended March 31, 2011.

Other small precision brushless DC motors

Net sales of our other small precision brushless DC motors decreased ¥2,213 million, or 3.1%, from ¥72,362 million for the year ended March 31, 2010 to ¥70,149 million for the year ended March 31, 2011. This decrease was mainly due to an approximately 19% decrease in average unit price of small precision brushless DC motors for optical disk drives on a Japanese yen basis, which was partially offset by an approximately 2% increase in units sold of small precision brushless DC motors for optical disk drives, compared to the year ended March 31, 2010.

Net sales of our other small precision brushless DC motors accounted for 12.7% of total net sales for the year ended March 31, 2010 and 10.4% of total net sales for the year ended March 31, 2011.

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

Net sales of brushless DC fans accounted for 5.7% of total net sales for the year ended March 31, 2010 and 5.0% of total net sales for the year ended March 31, 2011.

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

Net sales of our general motors increased ¥63,870 million, or 87.0%, from ¥73,381 million for the year ended March 31, 2010 to ¥137,251 million for the year ended March 31, 2011. This increase was mainly due to the contributions of the newly consolidated subsidiaries. Such subsidiaries include Nidec Motor Corporation, the former Emerson Electric Co.’s motors and controls business acquired in September 2010, whose sales were ¥35,458 million for the six months ended March 31, 2011. Such subsidiaries also include Nidec Sole Motor Corporation S.R.L. acquired in January 2010, whose sales were ¥15,429 million for the year ended March 31, 2011 and ¥3,032 million for the three months ended March 31, 2010. Excluding the impact of the newly consolidated subsidiaries, sales of general motors for home appliances and industrial use and sales of general motors for automobiles for the year ended March 31, 2011 increased ¥8,035 million and ¥7,981 million, or 23% and 23%, respectively, compared to the year ended March 31, 2010. Within the “general motors for automobiles” product category, sales of general motors for electric power steering and sales at Nidec Motors & Actuators, respectively, increased for the year ended March 31, 2011 compared to the year ended March 31, 2010.

Net sales of our general motors accounted for 12.8% of our total net sales for the year ended March 31, 2010 and 20.3% of total net sales for the year ended March 31, 2011.

(Machinery)

Net sales of our machinery increased ¥29,363 million, or 61.2%, from ¥47,966 million for the year ended March 31, 2010 to ¥77,329 million for the year ended March 31, 2011. The increase in net sales of machinery for the year ended March 31, 2011 was mainly due to an increase in sales of LCD panel handling robots and card readers at the Nidec Sankyo group of ¥11,658 million, or 54%, compared to the year ended March 31, 2010. The increase in net sales of machinery for the year ended March 31, 2011 was also due in part to an increase in sales of electronic circuit testing systems at the Nidec-Read group of ¥5,830 million, or 83%, mainly reflecting increasing demand for digital equipment, such as smartphones, an increase in sales of machinery at the Nidec-Shimpo group of ¥4,501 million, or 51%, mainly reflecting increasing demand in developing countries, and an increase in sales of press machines for electronic components at Nidec-Kyori group of ¥4,136 million, or 96%, compared to the year ended March 31, 2010. Sales of peripheral equipment for chip mounters at the Nidec Copal group and sales of measuring and inspection machines for air conditioning compressors at the Nidec Tosok group for the year ended March 31, 2011 increased ¥1,683 million and ¥1,138 million, or 51% and 46%, respectively, compared to the year ended March 31, 2010.

Net sales of our machinery accounted for 8.4% of our total net sales for the year ended March 31, 2010 and 11.4% of total net sales for the year ended March 31, 2011.

(Electronic and optical components)

Net sales of our electronic and optical components increased ¥13,148 million, or 13.9%, from ¥94,545 million for the year ended March 31, 2010 to ¥107,693 million for the year ended March 31, 2011. This increase in net sales for the year ended March 31, 2011 was mainly due to an increase in sales of electronic components, including circuit components and sensors, at the Nidec Copal Electronics group of ¥5,506 million, or 23%, and an increase in sales of products such as shutters and lens units for digital cameras and mobile phones at the Nidec Copal group of ¥4,726 million, or 11%, compared to the year ended March 31, 2010. Sales of control device units at the Nidec Sankyo group and sales of plastic-mold products at the Nidec Nissin also increased for the year ended March 31, 2011 compared to the year ended March 31, 2010.

Net sales of our electronic and optical components accounted for 16.5% of our total net sales for the year ended March 31, 2010 and 15.9% of our total net sales for the year ended March 31, 2011.

(Others)

Net sales of our other products increased ¥5,838 million, or 20.3%, from ¥28,779 million for the year ended March 31, 2010 to ¥34,617 million for the year ended March 31, 2011. This increase in net sales for the year ended March 31, 2011 was primarily due to an increase in sales of automotive parts at the Nidec Tosok group of ¥5,197 million, or 25%, compared to the year ended March 31, 2010. Sales from the logistics and services related businesses also increased for the year ended March 31, 2011 compared to the year ended March 31, 2010. Sales of pivot assemblies for hard disk drives for the year ended March 31, 2011, however, decreased ¥1,002 million, or 38%, compared to the year ended March 31, 2010.

Net sales of our other products accounted for 5.1% of our total net sales for the year ended March 31, 2010 and 5.2% of total net sales for the year ended March 31, 2011.

Cost of Products Sold

Our cost of products sold increased ¥78,844 million, or 18.7%, from ¥421,190 million for the year ended March 31, 2010 to ¥500,034 million for the year ended March 31, 2011. Excluding the impact of the newly consolidated subsidiaries, our cost of products sold increased ¥36,591 million from ¥418,511 million for the year ended March 31, 2010 to ¥455,102 million for the year ended March 31, 2011. This increase mainly corresponded to the overall increase in sales.

As a percentage of net sales, cost of products sold increased from 73.7% for the year ended March 31, 2010 to 74.0% for the year ended March 31, 2011. Excluding the impact of the recently consolidated subsidiaries, as a percentage of net sales, cost of products sold decreased from 73.6% for the year ended March 31, 2010 to 72.9% for the year ended March 31, 2011. This decrease was primarily due to cost reductions achieved through our streamlining of manufacturing processes, increased in-sourcing of product manufacturing, enhanced economies of scale, and an increase in unit volumes of products with higher margins.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥8,539 million, or 18.2%, from ¥46,809 million for the year ended March 31, 2010 to ¥55,348 million for the year ended March 31, 2011. Excluding the impact of the newly consolidated subsidiaries, our selling, general and administrative expenses increased ¥4,383 million from ¥46,533 million for the year ended March 31, 2010 to ¥50,916 million for the year ended March 31, 2011. This increase was mainly due to increases in personnel expenses.

As a percentage of net sales, selling, general and administrative expenses for each of the years ended March 31, 2010 and 2011 were 8.2%.

Research and Development Expenses

Our research and development expenses increased ¥3,466 million, or 14.3%, from ¥24,271 million for the year ended March 31, 2010 to ¥27,737 million for the year ended March 31, 2011. Excluding the impact of the newly consolidated subsidiaries, our research and development expenses increased ¥2,102 million from ¥24,207 million for the year ended March 31, 2010 to ¥26,309 million for the year ended March 31, 2011. This increase was due mainly to our increased investments in research and development activities relating to the “small precision motors” and “general motors for automobiles” product categories.

As a percentage of net sales, research and development expenses decreased from 4.2% for the year ended March 31, 2010 to 4.1% for the year ended March 31, 2011.

Operating Income

As a result of the foregoing factors, our operating income increased ¥13,587 million, or 17.1%, from ¥79,282 million for the year ended March 31, 2010 to ¥92,869 million for the year ended March 31, 2011.

As a percentage of net sales, operating income decreased from 13.9% for the year ended March 31, 2010 to 13.7% for the year ended March 31, 2011.

Other Income (Expense)

Our other expenses increased ¥7,592 million, or 229.3%, from ¥3,311 million for the year ended March 31, 2010 to ¥10,903 million for the year ended March 31, 2011. Excluding the impact of the newly consolidated subsidiaries, our other expenses increased ¥7,623 million from ¥3,262 million for the year ended March 31, 2010 to ¥10,885 million for the year ended March 31, 2011.

Our foreign exchange loss increased ¥6,147 million, or 207.6%, from ¥2,961 million for the year ended March 31, 2010 to ¥9,108 million for the year ended March 31, 2011. This increase was principally due to the appreciation in the value of the Japanese yen against relevant foreign currencies compared to the previous year. The exchange rate of the Japanese yen against the U.S. dollar as of March 31, 2009, 2010 and 2011 was ¥98.23, ¥93.04 and ¥83.15, respectively. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥5,995 million, or 7.9%, from ¥75,971 million for the year ended March 31, 2010 to ¥81,966 million for the year ended March 31, 2011.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 13.3% for the year ended March 31, 2010 to 12.1% for the year ended March 31, 2011.

Income Taxes

Our income taxes increased ¥741 million, or 4.2%, from ¥17,568 million for the year ended March 31, 2010 to ¥18,309 million for the year ended March 31, 2011. This was primarily due to the increase in income from continuing operations before income taxes, which was partially offset by the decrease in the effective income tax rate.

The effective income tax rate decreased 0.8 percentage points from 23.1% for the year ended March 31, 2010 to 22.3% for the year ended March 31, 2011. The main reasons for the decrease were the net impact of a decrease in tax (benefit) on undistributed earnings and an increase in liabilities for unrecognized tax benefits.

For a detailed discussion of our income taxes, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Equity in Net Income (Loss) of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥6 million for the year ended March 31, 2011, compared to equity in net loss of affiliated companies in the amount of ¥45 million for the year ended March 31, 2010.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased ¥5,305 million, or 9.1%, from ¥58,358 million for the year ended March 31, 2010 to ¥63,663 million for the year ended March 31, 2011.

As a percentage of net sales, our income from continuing operations decreased from 10.2% for the year ended March 31, 2010 to 9.4% for the year ended March 31, 2011.

Loss on Discontinued Operations

Our loss on discontinued operations increased ¥3,964 million, or 179.6%, from ¥2,207 million for the year ended March 31, 2010 to ¥6,171 million for the year ended March 31, 2011.

We discontinued the semiconductor manufacturing equipment business of the Nidec Tosok group as of September 30, 2009 and the specialty lens unit business of the Nidec Copal group as of March 31, 2011.

For a detailed discussion of our loss on discontinued operations, see Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥1,341 million, or 2.4%, from ¥56,151 million for the year ended March 31, 2010 to ¥57,492 million for the year ended March 31, 2011.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests increased ¥969 million, or 23.1%, from ¥4,190 million for the year ended March 31, 2010 to ¥5,159 million for the year ended March 31, 2011. This increase was primarily due to increases in net income of some of our group companies that had noncontrolling interests, including the Nidec Sankyo group, the Nidec Tosok group and the Nidec Copal Electronics group, despite a decrease in net income of the Nidec Copal group.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥372 million, or 0.7%, from ¥51,961 million for the year ended March 31, 2010 to ¥52,333 million for the year ended March 31, 2011.

As a percentage of net sales, our net income attributable to Nidec Corporation decreased from 9.1% for the year ended March 31, 2010 to 7.7% for the year ended March 31, 2011.

Segment Information

Based on the applicable criteria set forth in ASC 280, “Segment Reporting”, we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

We changed segment reporting to align it with the changes in our management decision-making process for the year ended March 31, 2012. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been included in the Nidec Electronics (Thailand) segment as we aim to enhance their hard disk drive motors businesses mainly in Thailand. Additionally the Nidec Sole Motor group is no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment since April 2011. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the years ended March 31, 2010, 2011 and 2012.

We acquired Emerson Electric Co.’s motors and controls business on September 30, 2010. The acquired business has been identified as a reportable operating segment, the Nidec Motor segment, since the quarterly reporting period ended December 31, 2010.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation (renamed from Nidec Techno Motor Holdings Corporation on April 1, 2012), a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and other subsidiaries in North America, Latin America, Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

In accordance with ASC 205-20, “Presentation of Financial Statements—Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous years’ segment information has been reclassified.

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

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the years ended March 31, 2010, 2011 and 2012. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the years ended March 31, 2010, 2011 and 2012:

	Year ended March 31,
	2010	2011	2012
	(Yen in millions)
Nidec Corporation
Net sales to external customers	¥67,285	¥72,334	¥46,901
Net sales to other operating segments	77,125	74,406	100,064

Sub total	144,410	146,740	146,965
Nidec Electronics (Thailand)
Net sales to external customers	90,907	86,086	64,226
Net sales to other operating segments	43,695	45,219	36,649

Sub total	134,602	131,305	100,875
Nidec (Zhejiang)
Net sales to external customers	22,948	24,500	26,430
Net sales to other operating segments	6,028	6,618	3,617

Sub total	28,976	31,118	30,047

	Year ended March 31,
	2010	2011	2012
	(Yen in millions)
Nidec (Dalian)
Net sales to external customers	6,976	4,218	4,269
Net sales to other operating segments	24,274	20,852	15,471

Sub total	31,250	25,070	19,740
Nidec Singapore
Net sales to external customers	26,157	19,082	34,220
Net sales to other operating segments	390	451	448

Sub total	26,547	19,533	34,668
Nidec (H.K.)
Net sales to external customers	51,390	55,724	50,748
Net sales to other operating segments	4,142	1,587	1,162

Sub total	55,532	57,311	51,910
Nidec Philippines
Net sales to external customers	10,891	7,337	15,326
Net sales to other operating segments	28,019	28,504	24,390

Sub total	38,910	35,841	39,716
Nidec Sankyo
Net sales to external customers	68,924	86,027	78,589
Net sales to other operating segments	395	556	396

Sub total	69,319	86,583	78,985
Nidec Copal
Net sales to external customers	53,681	58,396	51,124
Net sales to other operating segments	2,357	2,632	2,318

Sub total	56,038	61,028	53,442
Nidec Tosok
Net sales to external customers	23,345	29,745	33,358
Net sales to other operating segments	156	201	150

Sub total	23,501	29,946	33,508
Nidec Copal Electronics
Net sales to external customers	24,954	30,553	29,098
Net sales to other operating segments	31	27	20

Sub total	24,985	30,580	29,118
Nidec Techno Motor
Net sales to external customers	35,029	42,935	40,058
Net sales to other operating segments	818	889	952

Sub total	35,847	43,824	41,010
Nidec Motor
Net sales to external customers	3,032	50,886	83,999
Net sales to other operating segments	—	—	30

Sub total	3,032	50,886	84,029
Nidec Motor & Actuators
Net sales to external customers	32,186	38,371	44,748
Net sales to other operating segments	9,432	6,702	11,607

Sub total	41,618	45,073	56,355
All Others
Net sales to external customers	54,768	69,402	78,268
Net sales to other operating segments	52,853	55,039	52,944

	Year ended March 31,
	2010	2011	2012
	(Yen in millions)
Sub total	107,621	124,441	131,212
Total
Net sales to external customers	572,473	675,596	681,362
Net sales to other operating segments	249,715	243,683	250,218

Adjustments(*)	(921)	392	958
Inter segment elimination	(249,715)	(243,683)	(250,218)

Consolidated total (net sales)	¥571,552	¥675,988	¥682,320

(*)	See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

	Year ended March 31,
	2010	2011	2012
	(Yen in millions)
Operating income or loss:
Nidec Corporation	¥8,066	¥6,799	¥7,497
Nidec Electronics (Thailand)	23,227	21,473	15,027
Nidec (Zhejiang)	2,114	2,351	774
Nidec (Dalian)	4,808	2,658	431
Nidec Singapore	319	245	781
Nidec (H.K.)	661	564	359
Nidec Philippines	6,939	5,403	7,799
Nidec Sankyo	8,578	13,226	7,414
Nidec Copal	5,655	9,557	6,384
Nidec Tosok	2,825	4,009	3,140
Nidec Copal Electronics	2,422	4,969	4,194
Nidec Techno Motor	1,938	4,018	4,591
Nidec Motor	13	240	2,111
Nidec Motors & Actuators	553	1,274	3,126
All Others	11,450	16,184	11,177

Total	79,568	92,970	74,805

Adjustments(*)	(286)	(101)	(1,735)

Consolidated total	¥79,282	¥92,869	¥73,070

(*)	See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Net sales of Nidec Corporation increased ¥225 million, or 0.2%, from ¥146,740 million for the year ended March 31, 2011 to ¥146,965 million for the year ended March 31, 2012. This increase was primarily due to an increase in demand for general motors for electric power steering, despite a decrease in sales of small precision motors. Net sales to external customers of Nidec Corporation decreased ¥25,433 million, or 35.2%, from ¥72,334 million for the year ended March 31, 2011 to ¥46,901 million for the year ended March 31, 2012. Inter-segment revenues of Nidec Corporation increased ¥25,658 million, or 34.5%, from ¥74,406 million for the year ended March 31, 2011 to ¥100,064 million for the year ended March 31, 2012. In the year ended March 31, 2012, we implemented a strategic decision to distribute some of Nidec Corporation’s products, such as hard disk drives spindle motors, to customers indirectly through Nidec Singapore, resulting in the decrease in Nidec Corporation’s net sales to external customers and the increase in Nidec Corporation’s net sales to other operating segments. Operating income of Nidec Corporation increased ¥698 million, or 10.3%, from

¥6,799 million for the year ended March 31, 2011 to ¥7,497 million for the year ended March 31, 2012. This increase was primarily due to an increase in fees from Nidec Electronics (Thailand) resulting from transfer pricing adjustments pursuant to the bilateral advance pricing arrangement provisionally agreed to between the tax authorities in Japan and Thailand relating to transactions between Nidec Corporation and Nidec Electronics (Thailand).

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

Net sales of Nidec Electronics (Thailand) decreased ¥30,430 million, or 23.2%, from ¥131,305 million for the year ended March 31, 2011 to ¥100,875 million for the year ended March 31, 2012. This decrease was primarily due to the disruptions to our manufacturing facilities and customer supply chains for hard disk drives caused by the flooding in Thailand. Operating income of Nidec Electronics (Thailand) decreased ¥6,446 million, or 30.0%, from ¥21,473 million for the year ended March 31, 2011 to ¥15,027 million for the year ended March 31, 2012. This decrease was primarily due to the increased fee payment to Nidec Corporation resulting from the transfer pricing adjustments pursuant to the bilateral advance pricing arrangement between the tax authorities in Japan and Thailand, in addition to the decrease in sales.

Net sales of Nidec Electronics (Thailand) decreased ¥3,297 million, or 2.4%, from ¥134,602 million for the year ended March 31, 2010 to ¥131,305 million for the year ended March 31, 2011. This was primarily due to the appreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Electronics (Thailand) decreased ¥1,754 million, or 7.6%, from ¥23,227 million for the year ended March 31, 2010 to ¥21,473 million for the year ended March 31, 2011. This was primarily due to the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and an increase in depreciation expenses as a result of increased investments in manufacturing facilities in Thailand.

Net sales of Nidec (Zhejiang) decreased ¥1,071 million, or 3.4%, from ¥31,118 million for the year ended March 31, 2011 to ¥30,047 million for the year ended March 31, 2012. This decrease was primarily due to a decrease in sales of hard disk drive spindle motor components to other operating segments. Operating income of Nidec (Zhejiang) decreased ¥1,577 million, or 67.1% from ¥2,351 million for the year ended March 31, 2011 to ¥774 million for the year ended March 31, 2012. This decrease was primarily due to increases in wages and raw material costs.

Net sales of Nidec (Zhejiang) increased ¥2,142 million, or 7.4%, from ¥28,976 million for the year ended March 31, 2010 to ¥31,118 million for the year ended March 31, 2011. This increase was due primarily to an increase in demand for hard disk drives spindle motors, and the contribution of Nidec Bearing (Zhejiang) Corporation, our subsidiary in China previously included in the All Others segment, which was merged into Nidec (Zhejiang) Corporation in April 2011. Operating income of Nidec (Zhejiang) increased ¥237 million, or 11.2%, from ¥2,114 million for the year ended March 31, 2010 to ¥2,351 million for the year ended March 31, 2011. This increase was primarily due to the positive impact of the merger of Nidec Bearing (Zhejiang) Corporation into Nidec (Zhejiang) Corporation.

Net sales of Nidec (Dalian) decreased ¥5,330 million, or 21.3%, from ¥25,070 million for the year ended March 31, 2011 to ¥19,740 million for the year ended March 31, 2012. This decrease was primarily due to a decrease in demand for DC motors in addition to the appreciation of the Japanese yen against the U.S.

dollar. Operating income of Nidec (Dalian) decreased ¥2,227 million, or 83.8% from ¥2,658 million for the year ended March 31, 2011 to ¥431 million for the year ended March 31, 2012. This decrease was primarily due to an increase in raw material costs and labor costs in addition to lower sales.

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

Net sales of Nidec Singapore increased ¥15,135 million, or 77.5%, from ¥19,533 million for the year ended March 31, 2011 to ¥34,668 million for the year ended March 31, 2012. This increase was primarily due to the implementation of our strategic decision to distribute some of Nidec Corporation’s products to customers indirectly through Nidec Singapore. Operating income of Nidec Singapore increased ¥536 million, or 218.8%, from ¥245 million for the year ended March 31, 2011 to ¥781 million for the year ended March 31, 2012. This increase was primarily due to the increase in sales.

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

Net sales of Nidec (H.K.) decreased ¥5,401 million, or 9.4%, from ¥57,311 million for the year ended March 31, 2011 to ¥51,910 million for the year ended March 31, 2012. This decrease was primarily due to the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand in addition to the appreciation of the Japanese yen against the Hong Kong dollar. Operating income of Nidec (H.K.) decreased ¥205 million, or 36.3%, from ¥564 million for the year ended March 31, 2011 to ¥359 million for the year ended March 31, 2012. This decrease was primarily due to an increase in expenses relating to the establishment of additional sales branches for business expansion in China.

Net sales of Nidec (H.K.) increased ¥1,779 million, or 3.2%, from ¥55,532 million for the year ended March 31, 2010 to ¥57,311 million for the year ended March 31, 2011. This increase was primarily due to an increase in sales of hard disk drives spindle motors as a result of stronger customer demand. Operating income of Nidec (H.K.) decreased ¥97 million, or 14.7%, from ¥661 million for the year ended March 31, 2010 to ¥564 million for the year ended March 31, 2011. This decrease was mainly due to an increase in service fees to other subsidiaries.

Net sales of Nidec Philippines increased ¥3,875 million, or 10.8%, from ¥35,841 million for the year ended March 31, 2011 to ¥39,716 million for the year ended March 31, 2012. This increase was primarily due to our decision to increase production of hard disk drives spindle motors in the Philippines in response to the flooding in Thailand. Operating income of Nidec Philippines increased ¥2,396 million, or 44.3%, from ¥5,403 million for the year ended March 31, 2011 to ¥7,799 million for the year ended March 31, 2012. This increase was primarily due to lower material costs and outsourcing manufacturing costs resulting from the changes in the product mix and enhanced internal manufacturing, in addition to the increase in sales.

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

Net sales of Nidec Sankyo decreased ¥7,598 million, or 8.8%, from ¥86,583 million for the year ended March 31, 2011 to ¥78,985 million for the year ended March 31, 2012. This decrease was primarily due to the postponement of a customer’s planned project requiring capital expenditures on LCD panel handling robots and a decrease in orders from customers adversely affected by the customer supply chain disruptions caused by the flooding in Thailand. Operating income of Nidec Sankyo decreased ¥5,812 million, or 43.9%, from ¥13,226 million for the year ended March 31, 2011 to ¥7,414 million for the year ended March 31, 2012. This decrease was primarily due to higher material costs and overseas production costs, in addition to the decrease in sales.

Net sales of Nidec Sankyo increased ¥17,264 million, or 24.9%, from ¥69,319 million for the year ended March 31, 2010 to ¥86,583 million for the year ended March 31, 2011. This was due primarily to a significant increase in demand for LCD panel handling robots. Operating income of Nidec Sankyo increased ¥4,648 million, or 54.2%, from ¥8,578 million for the year ended March 31, 2010 to ¥13,226 million for the year ended March 31, 2011. This was primarily due to an increase in sales of products with higher margins and improved production cost management such as factory automation.

Net sales of Nidec Copal decreased ¥7,586 million, or 12.4%, from ¥61,028 million for the year ended March 31, 2011 to ¥53,442 million for the year ended March 31, 2012. This decrease was primarily due to the disruptions to our manufacturing facilities and customer supply chains for optical components such as shutters for digital camera caused by the earthquake in northeastern Japan in March 2011 and the flooding in Thailand. Operating income of Nidec Copal decreased ¥3,173 million, or 33.2%, from ¥9,557 million for the year ended March 31, 2011 to ¥6,384 million for the year ended March 31, 2012. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Copal increased ¥4,990 million, or 8.9%, from ¥56,038 million for the year ended March 31, 2010 to ¥61,028 million for the year ended March 31, 2011. This was primarily due to an increase in sales of camera shutters for mobile phones and mold components. Operating income of Nidec Copal increased ¥3,902 million, or 69.0%, from ¥5,655 million for the year ended March 31, 2010 to ¥9,557 million for the year ended March 31, 2011. This increase was primarily due to further cost reduction achieved through such measures as in-sourcing of product manufacturing.

Net sales of Nidec Tosok increased ¥3,562 million, or 11.9%, from ¥29,946 million for the year ended March 31, 2011 to ¥33,508 million for the year ended March 31, 2012. This increase was primarily due to an increase in sales of automotive parts resulting from recovering demand for such parts in China and Europe. Operating income decreased ¥869 million, or 21.7%, from ¥4,009 million for the year ended March 31, 2011 to ¥3,140 million for the year ended March 31, 2012. This decrease was primarily due to an increase in fixed costs resulting from investments to enhance the manufacturing and research and development operations.

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

Net sales of Nidec Copal Electronics decreased ¥1,462 million, or 4.8%, from ¥30,580 million for the year ended March 31, 2011 to ¥29,118 million for the year ended March 31, 2012. This decrease was primarily due to customers’ reductions of inventory such as trimmer potentiometers and switches. Operating income decreased ¥775 million, or 15.6%, from ¥4,969 million for the year ended March 31, 2011 to ¥4,194 million for the year ended March 31, 2012. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar, in addition to the decrease in sales.

Net sales of Nidec Copal Electronics increased ¥5,595 million, or 22.4%, from ¥24,985 million for the year ended March 31, 2010 to ¥30,580 million for the year ended March 31, 2011. This was primarily due to an increase in demand for electronic circuit components and sensors. Operating income increased ¥2,547 million, or 105.2%, from ¥2,422 million for the year ended March 31, 2010 to ¥4,969 million for the year ended March 31, 2011. This was primarily due to cost reductions achieved through enhanced economies of scale resulting from the expansion of the segment’s operations, in addition to the increase in sales.

Net sales of Nidec Techno Motor decreased ¥2,814 million, or 6.4%, from ¥43,824 million for the year ended March 31, 2011 to ¥41,010 million for the year ended March 31, 2012. This decrease was primarily due to inventory adjustments-related effects in the European and Asian markets and the negative effects of the flooding in Thailand. However operating income increased ¥573 million, or 14.3%, from ¥4,018 million for the year ended March 31, 2011 to ¥4,591 million for the year ended March 31, 2012. This increase was primarily due to the cessation of manufacturing of unprofitable products, in addition to the insurance income relating to the flooding in Thailand.

Net sales of Nidec Techno Motor increased ¥7,977 million, or 22.3%, from ¥35,847 million for the year ended March 31, 2010 to ¥43,824 million for the year ended March 31, 2011. This was primarily due to an increase in demand for general motors for industrial use in Japan and home appliances use in Asia. Operating income increased ¥2,080 million, or 107.3%, from ¥1,938 million for the year ended March 31, 2010 to ¥4,018 million for the year ended March 31, 2011. This increase was primarily due to the increase in sales and cost reduction achieved through such measures as in-sourcing of product manufacturing.

Net sales of Nidec Motor increased ¥33,143 million or 65.1%, from ¥50,886 million for the year ended March 31, 2011 to ¥84,029 million for the year ended March 31, 2012. This increase was primarily due to the contribution of the Nidec Motor Corporation and other subsidiaries, which were newly consolidated on or after October 1, 2010. Operating income increased ¥1,871 million from ¥240 million for the year ended March 31, 2011 to ¥2,111 million for the year ended March 31, 2012. This increase was primarily due to the positive impact of the newly consolidated Nidec Motor Corporation and other subsidiaries.

Net sales of Nidec Motor increased ¥47,854 million from ¥3,032 million for the year ended March 31, 2010 to ¥50,886 million for the year ended March 31, 2011. This increase was primarily due to the contribution of the Nidec Motor Corporation and other subsidiaries, which were newly consolidated on or after October 1, 2010. Operating income increased ¥227 million from ¥13 million for the year ended March 31, 2010 to ¥240 million for the year ended March 31, 2011. This increase was primarily due to the positive impact of the newly consolidated Nidec Motor Corporation and other subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥11,282 million or 25.0%, from ¥45,073 million for the year ended March 31, 2011 to ¥56,355 million for the year ended March 31, 2012. This increase was primarily due to an increase in demand for automotive motors in Europe. Operating income increased ¥1,852 million, or 145.4%, from ¥1,274 million for the year ended March 31, 2011 to ¥3,126 million for the year ended March 31, 2012. This increase was primarily due to the increase in sales and cost reduction measures.

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

With respect to the All Others segment, net sales increased ¥6,711 million, or 5.4%, from ¥124,441 million for the year ended March 31, 2011 to ¥131,212 million for the year ended March 31, 2012. This increase was primarily due to the contribution of ¥12,018 million of sales at Nidec Seimitsu and its subsidiaries which were newly consolidated on or after July 1, 2011, partially offset by a decrease in sales of machinery and small precision motors. Operating income decreased ¥5,007 million, or 30.9% from ¥16,184 million for the year ended March 31, 2011 to ¥11,177 million for the year ended March 31, 2012. This decrease was primarily due to an increase in raw material costs

With respect to the All Others segment, net sales increased ¥16,820 million, or 15.6%, from ¥107,621 million for the year ended March 31, 2010 to ¥124,441 million for the year ended March 31, 2011. This increase was primarily due to an increase in demand for machinery such as electronic circuit testing systems. Operating income increased ¥4,734 million, or 41.3% from ¥11,450 million for the year ended March 31, 2010 to ¥16,184 million for the year ended March 31, 2011. This increase was primarily due to the increase in sales.

Accounting Changes

As of April 1, 2011, we adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles—Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or liquidity.

As of April 1, 2011, we adopted FASB ASC 805 “Business Combinations” updated by ASU No.2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination(s) to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on our consolidated financial position, results of operations or liquidity.

As of January 1, 2012, we adopted FASB ASC 820 “Fair Value Measurement” updated by ASU No.2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amends current U.S. GAAP to create more commonality with IFRS by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to Be Adopted in Future Periods

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. Additionally, in December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early adoption is permitted. These standards are provisions for disclosure. The adoption of these standards will not have any impact on our consolidated financial position, results of operations or liquidity.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We are currently evaluating the potential impact of adopting ASU 2011-08 on our consolidated financial position, results of operations or liquidity.

Application of Critical Accounting Policies

Nidec and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S. GAAP. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

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

As of March 31, 2012, the estimated fair value of our marketable securities was ¥14,353 million. We recorded a net loss from marketable securities in the amount of ¥202 million for the year ended March 31, 2012.

The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31,
	2010	2011	2012
	(Yen in millions)
Other-than-temporary losses on marketable securities	¥273	¥202	¥253

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2012, sales to our two largest customers represented approximately 22% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2012, the two customers represented ¥39,159 million, or 23%, of our gross accounts receivable. In addition, during economic downturns, a certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥496 million as of March 31, 2012. Our trade notes and accounts receivable balance was ¥182,462 million, net of allowance for doubtful accounts, as of March 31, 2012.

The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31,
	2010	2011	2012
	(Yen in millions)
Provision for doubtful accounts, net of reversal	¥31	¥26	¥30

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2012, we had deferred tax assets in the amount of ¥36,781 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥9,786 million as of March 31, 2012, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property, plant and equipment, comprising approximately 28.8% of our total assets as of March 31, 2012, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted testing for impairment of long-lived assets under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amounts of these asset groups may not be recoverable, we have reviewed the respective asset groups for impairment. An impairment loss is recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows of the group. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

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

Valuation of Goodwill

Under ASC 350 “Intangibles—Goodwill and Other”, goodwill acquired in business combinations is not amortized but tested annually for impairment. We test for impairment at the reporting unit level on January 1 of each year. In addition, we test for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors we consider important which could trigger an impairment review include the following:

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

In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, we apply a hypothetical decrease to the fair value of each reporting unit. Based on our discounted cash flow models, there was sufficient fair value above the carrying amount of reporting units so that we would not expect near term changes in the operating results to trigger an impairment. Also, among the reporting units, when testing the goodwill for impairment allocated to our listed subsidiaries, consideration is given to each listed subsidiary’s carrying amount and its market capitalization adjusted to include an estimated control premium, among other factors. The estimated control premium is derived from reviewing observable transactions involving the purchase of controlling interests in comparable companies. Although exchange traded, trading volumes may be low and the markets for the listed subsidiaries shares may not always be highly liquid. The market capitalization before including the estimated control premium is calculated using the relevant shares outstanding and a stock price at the test date. At the test date, the market capitalization before including the estimated control premium was below the carrying amount of the reporting units for Nidec Sankyo (which includes goodwill of ¥26,100 million in its carrying amount as of March 31, 2012), Nidec Copal (which includes goodwill of ¥16,462 million in its carrying amount as of March 31, 2012) and Nidec Copal Electronics (which includes goodwill of ¥6,561 million in its carrying amount as of March 31, 2012). After including estimated control premiums, the adjusted market capitalization exceeded the carrying value of reporting units for the listed subsidiaries. The exercise of reconciling the adjusted market capitalization to fair value, which is based on discounted future cash flows, further supports our conclusion on the fair value of each of the reporting unit exceeds its carrying amount.

When we determine that the carrying value of goodwill and other intangibles may not be recoverable,

based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. These models include assumptions which are subject to uncertainty, including forecasted cash flows, changes in technology, customer demand and the pace of economic recovery from natural disasters which could differ from actual performance. Goodwill amounted to ¥80,525 million as of March 31, 2012.

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

	Yen in millions
	Effect on pre-tax income	Effect on PBO
	For the year ending March 31, 2013	As of March 31, 2012
Discount rates
0.5% decrease	¥(15)	¥1,153
0.5% increase	15	(1,091)
Expected rate of return on plan assets
0.5% decrease	¥(38)
0.5% increase	38

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

B. Liquidity and Capital Resources.

As part of our efforts to enhance liquidity, we continued to focus particularly on efficient use of capital and better management of foreign exchange risk during the year ended March 31, 2012. For example, in an effort to efficiently use capital, we continued to strive to make effective use of our cash management system, which is shared among our subsidiaries in Japan. We have also created a cash management system that is shared among our subsidiaries in China. In November 2011, we established Nidec Management Shanghai Corporation in China as a subsidiary to supervise and coordinate the surplus cash management of our group companies in China to achieve higher capital efficiency. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks and management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in Chinese yuan time deposits, in preparation for a possible Chinese currency revaluation. As of March 31, 2012, our cash and cash equivalents of Chinese yuan were approximately RMB 1,100 million.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) mergers and acquisitions, (4) investments in subsidiaries, (5) purchases of raw materials, (6) employees’ salaries, wages and other payroll costs, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock.

Investments for the purchase of property, plant, equipment and other assets totaled ¥41,446 million for the year ended March 31, 2012. We plan to invest ¥37,455 million in additions to the property, plant and equipment for the year ending March 31, 2013, including plans to purchase property, plant and equipment to replace the assets damaged by the Thai flooding. Outstanding commitments for the purchase of property, plant and equipment and other assets amounted to ¥7,292 million as of March 31, 2012.

Research and development expenses were ¥30,050 million for the year ended March 31, 2012, and are expected to reach approximately ¥36,000 million for the year ending March 31, 2013. For further information on our research and development expenses, see “—C. Research and Development, Patents and Licenses, etc.”

We acquired Sanyo Seimitsu Co., Ltd. (which was subsequently renamed Nidec Seimitsu) on July 1, 2011. As a result of the seller increasing the capital of Nidec Seimitsu prior to its sale to us, we recorded a positive cash inflow of ¥5,201 million from acquisitions of business, net of cash acquired for the year ended March 31, 2012. Since April 2012, we have acquired The Minster Machine Company, a U.S. manufacturer of press machines, and Ansaldo Sistemi Industriali S.p.A., an Italian manufacturer of industrial motors, generators and drives. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries. For a more detailed discussion of our recent acquisitions, see “—A. Operating Results—Overview.”

Our short-term borrowings, consisting of bank loans and commercial paper, were ¥86,608 million as of March 31, 2012, an increase of ¥34,590 million from ¥52,018 million as of March 31, 2011. In October 2011, we established a domestic commercial paper program allowing issuance of up to ¥100,000 million. As of March 31, 2012, we had ¥27,000 million of commercial paper issued under the program and outstanding in the Japanese commercial paper market, which was recorded in short-term borrowings in our audited consolidated balance sheet as of the same date.

Our long-term debt was ¥101,236 million as of March 31, 2012, a decrease of ¥583 million from ¥101,819 million as of March 31, 2011. Our long-term debt primarily consists of an aggregate principal amount of ¥100,000 million of zero coupon euro yen convertible bonds due 2015.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser of an aggregate of 5,000,000 shares of our common stock and an aggregate of ¥40.0 billion between February 7, 2012 and February 6, 2013. We did not repurchase any shares under the plan between February 7, 2012 and March 31, 2012. Between April 1. 2012 and June 22, 2012, we repurchased an aggregate of 2,615,100 shares for approximately ¥16.8 billion under the plan. Our previous share repurchase plan expired on February 6, 2012, pursuant to which we repurchased an aggregate of 2,316,700 shares for approximately ¥15.0 billion between February 7, 2011 and February 6, 2012. For more information on our share repurchase plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

On March 28, 2012, we submitted to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan a shelf registration statement for issuances of corporate bonds in Japan of an aggregate principal amount of up to ¥200 billion between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability. As of the date of this annual report, we have not issued any bonds under the shelf registration statement.

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

We had cash and cash equivalents of ¥130,290 million as of March 31, 2012, compared to ¥94,321 million as of March 31, 2011.

We believe that these funding sources, together with our cash flow from operations, will sufficiently meet our capital requirements for the fiscal year ending March 31, 2013.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥52,196 million from ¥748,205 million as of March 31, 2011 to ¥800,401 million as of March 31, 2012. Excluding the impact of the newly consolidated companies, including Nidec Seimitsu and other subsidiaries, total assets increased ¥37,501 million from ¥748,205 million as of March 31, 2011 to ¥785,706 million as of March 31, 2012. The increase of ¥52,196 million in total assets was mainly due to an increase in cash and cash equivalents of ¥35,969 million as described below in “—Cash Flows,” and an increase in trade accounts receivable of ¥17,164 million as a result of the recovering demand from some customers subsequent to the flooding in Thailand.

Our total liabilities increased ¥37,091 million from ¥337,699 million as of March 31, 2011 to ¥374,790 million as of March 31, 2012. Excluding the impact of the newly consolidated companies, including Nidec Seimitsu and other subsidiaries, total liabilities increased ¥33,390 million from ¥337,699 million as of March 31, 2011 to ¥371,089 million as of March 31, 2012. The increase of ¥37,091 million was mainly due to an increase in short-term borrowings of ¥34,590 million, mostly consisting of Japanese yen-denominated borrowings including the commercial paper described above, as part of our asset liability management.

Our working capital, defined as current assets less current liabilities, increased ¥20,665 million from ¥166,262 million as of March 31, 2011 to ¥186,927 million as of March 31, 2012.

Our receivable turnover ratio is calculated by dividing net sales for a fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio decreased 0.4 points from 4.1 points for the year ended March 31, 2011 to 3.7 points for the year ended March 31, 2012. This was mainly due to the increase in trade accounts receivable. The inventory turnover ratio is calculated by dividing cost of products sold for a given year by the year-end inventory balance. Our inventory turnover ratio increased 0.2 points from 5.5 points for the year ended March 31, 2011 to 5.7 points for the year ended March 31, 2012, primarily due to the increase in cost of products sold.

Our total shareholders’ equity increased ¥14,932 million from ¥355,250 million as of March 31, 2011 to ¥370,182 million as of March 31, 2012. This increase was mainly due to an increase in retained earnings of ¥28,332 million, which was partially offset by an increase in treasury stock, at cost, of ¥10,155 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 1.3 percentage points from 47.5% as of March 31, 2011 to 46.2% as of March 31, 2012.

Cash Flows

Net cash provided by operating activities decreased ¥26,372 million from ¥83,084 million for the year ended March 31, 2011 to ¥56,712 million for the year ended March 31, 2012. The decrease in net cash provided by operating activities was primarily due to the decrease in consolidated net income of ¥13,205 million and the negative impact of changes in operating assets and liabilities of ¥10,353 million.

For the year ended March 31, 2012, we had ¥56,712 million of cash inflows provided by operating activities mainly due to consolidated net income of ¥44,287 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥25,396 million, which consisted of an increase in operating assets of ¥15,076 million and a decrease in operating liabilities of ¥10,320 million. The increase in operating assets of ¥15,076 million was primarily due to the recovering demand of some customers for our products subsequent to the flooding in Thailand.

For the year ended March 31, 2011, we had ¥83,084 million of cash inflows mainly due to consolidated net income of ¥57,492 million. On the other hand, we had a decrease in operating assets and liabilities of ¥15,043 million which consisted of an increase in operating assets of ¥11,861 million and a decrease in operating liabilities of ¥3,182 million. The increase in operating assets of ¥11,861 million was primarily due to decrease customers demand caused by the earthquake and in northeastern Japan and increased orders from some customers, which resulted in higher inventory levels.

Net cash provided by operating activities decreased ¥6,996 million from ¥90,080 million for the year ended March 31, 2010 to ¥83,084 million for the year ended March 31, 2011. Although our consolidated net income increased ¥1,341 million, net cash provided by operating activities decreased primarily due to the negative impact of changes in operating assets and liabilities of ¥9,858 million.

For the year ended March 31, 2011, we had ¥83,084 million of cash inflows mainly due to consolidated net income of ¥57,492 million. On the other hand, we had a decrease in operating assets and liabilities of ¥15,043 million which consisted of an increase in operating assets of ¥11,861 million and a decrease in operating liabilities of ¥3,182 million. The increase in operating assets of ¥11,861 million was primarily due to decreased customers demand caused by the earthquake and subsequent events in northeastern Japan and increased orders from some customers, which resulted in higher inventory levels.

For the year ended March 31, 2010, we had ¥90,080 million of cash inflows mainly due to consolidated net income of ¥56,151 million. On the other hand, we had a decrease in operating assets and liabilities of ¥5,185 million which consisted of an increase in operating assets of ¥40,979 million and an increase in operating liabilities of ¥35,794 million owing to sales recovery.

Net cash used in investing activities decreased ¥87,024 million from ¥106,942 million for the year ended March 31, 2011 to ¥19,918 million for the year ended March 31, 2012. The decrease in net cash used in investing activities were primarily due to a decrease in acquisitions of business, net of cash acquired, of ¥56,795 million, insurance proceeds related to property, plant and equipment damaged in flood of ¥20,804 million, and a decrease in additions to property, plant and equipment of ¥13,564 million.

For the year ended March 31, 2012, ¥19,918 million of cash outflows was mainly due to additions to property, plant and equipments of ¥41,446 million, which was partially offset by insurance proceeds related to property, plant and equipment damaged in flood of ¥20,804 million.

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

For the year ended March 31, 2010, ¥40,514 million of cash outflows was mainly due to additions to property, plant and equipments of ¥36,608 million for constructions of additional plants, and acquisitions of business, net of cash acquired of ¥4,396 million.

Net cash used in financing activities was ¥814 million for the year ended March 31, 2012, while net cash provided by financing activities was ¥3,764 million for the year ended March 31, 2011.

For the year ended March 31, 2012, ¥814 million of the cash outflows was primarily due to dividends paid to shareholders of Nidec Corporation of ¥12,399 million and purchases of treasury stock of ¥10,155 million. Our cash inflows for the year ended March 31, 2012 resulted from an increase in short-term borrowings of ¥26,060 million.

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

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥35,969 million from ¥94,321 million as of March 31, 2011 to ¥130,290 million as of March 31, 2012. Currency of cash and cash equivalents consists primarily of the U.S. dollar, the Thai baht, the Japanese yen, the Chinese yuan and the Euro.

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
•

Design improvements intended to reduce raw materials, such as aluminum, steel, copper and permanent magnets (rare-earth compounds), used in our products and thereby achieving superior suitability for miniaturization and low-cost automation,

•	Internal development of electronic control units and integrated modular motor drives for automotive systems, and
•	Energy-efficient, high-speed hard disk drives spindle motors for use in data center servers.

As of March 31, 2012, we employed 3,153 people engaged in research and development activities mainly in Japan as well as in China, the United States, Germany, Taiwan, Mexico, Vietnam, Italy, Spain, the United Kingdom, Thailand, Indonesia, Poland, South Korea, and Singapore.

We incurred research and development expenses of ¥24,271 million, 27,737 million and 30,050 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

The following table sets forth our research and development expenses by operating segment for the year ended March 31, 2012:

Yen in Millions
For the year ended March 31, 2012
Nidec Corporation	¥15,747
Nidec Electronics (Thailand)	—
Nidec (Zhejiang)	—
Nidec (Dalian)	—
Nidec Singapore	—
Nidec (H.K.)	—
Nidec Philippines	—
Nidec Sankyo	3,850
Nidec Copal	1,958
Nidec Tosok	986
Nidec Copal Electronics	1,341
Nidec Techno Motor	1,267
Nidec Motor	2,540
Nidec Motors & Actuators	1,135
All Others	1,226

Total	¥30,050

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥36,000 million on research and development in the year ending March 31, 2013. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

D. Trend Information.

The information required by this item is set forth in “—A. Operating Results,” “—B. Liquidity and Capital Resources” and “Item 4.B. Information on the Company—Business Overview.”

E. Off-Balance Sheet Arrangements.

We have guaranteed approximately ¥86 million of bank loans for employees in connection with their housing costs at March 31, 2012. If an employee defaults on his or her loan payments, we would be liable under the guarantees. The maximum undiscounted amount of our obligation to make future payments in the event of defaults is approximately ¥86 million. The current carrying amount of the liabilities for our obligations under the guarantees is zero.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2012:

	(Yen in millions)
	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Contractual Obligations
Long-term Debt	¥101,910	¥674	¥531	¥100,550	¥155
Capital Lease Obligations	1,308	652	469	154	33
Interest on debt*[1]	34	18	12	3	1
Operating Lease Obligations	4,179	1,481	1,203	753	742
Purchase Commitments for Fixed Assets	7,292	7,292	—	—	—

Total Contractual Cash Obligations	114,723	10,117	¥2,215	¥101,460	¥931
Contribution under Pension Plans*[2]	¥2,718	¥2,718	—	—	—

	Amount of Commitment Expiration per Period
	Total amounts committed	Less than 1 year	2-3 years	4-5 years	Over 5 years
Other Commercial Commitments
Guarantees	¥86	¥24	¥17	¥11	¥34
Total Commercial Commitments	¥86	¥24	¥17	¥11	¥34

*1	Interest at variable interest rates are assumed based on the current applicable rate of 2.5%.
*2	Amounts are only available for payments due in less than one year.

We excluded unrecognized tax benefits from the above contractual obligation table as we are unable to make reasonable estimates of the period of settlements. As of March 31, 2012, we had unrecognized tax benefits of ¥1,766 million. For further information related to our unrecognized tax benefits, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

We issued an aggregate principal amount of ¥100,000 million of euro yen convertible bonds due 2015 on September 21, 2010. The net proceeds of the issuance of convertible bonds were applied towards the repayment of existing short-term borrowings. For further information, see Note 11 to our audited consolidated financial statements elsewhere in this annual report.

Our capital commitments as of March 31, 2012 principally consisted of commitments to purchase property, plant and equipment. Commitments outstanding for the purchase of property, plant and equipment and other assets increased from approximately ¥315 million as of March 31, 2011 to approximately ¥7,292 million as of March 31, 2012. Between March 31, 2010 and 2011, commitments outstanding for the purchase of property, plant and equipment and other assets decreased from approximately ¥2,115 million to approximately ¥315 million. The increase in our capital commitments between March 31, 2011 and 2012 were mainly due to increases in commitments for constructions of our new research and development facilities in Japan, and purchases of property, plant and equipment. We expect to make capital expenditures in addition to those for which we have outstanding commitments. See “Item 4.A. Information on the Company—History and Development of the Company” and Item 4.D. Information on the Company—Property, Plants and Equipment.”

For further information on our commitments, see Notes 21 and 23 to our audited consolidated financial statements included elsewhere in this annual report.

G. Safe Harbor.

See the discussion under “Special Note Regarding Forward-looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table provides information about our Directors and Corporate Auditors as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2012	Percentage of common stock outstanding as of March 31, 2012
				(in thousands)
Shigenobu Nagamori	Representative Director, President and Chief Executive Officer	August 28, 1944	June 2013	20,142	14.72%
Hiroshi Kobe	Representative Director, Executive Vice President and Chief Operating Officer	March 28, 1949	June 2013	236	*
Kenji Sawamura	Member of the Board, Executive Vice President	February 15, 1942	June 2013	8	*
Akira Sato	Member of the Board First Senior Vice President	November 2, 1954	June 2013	0	*
Tadaaki Hamada	Member of the Board, First Senior Vice President	August 14, 1948	June 2013	3	*
Masuo Yoshimatsu	Member of the Board, Senior Vice President and Chief Financial Officer	April 28, 1958	June 2013	3	*
Toshihiko Miyabe	Member of the Board Senior Vice President	June 16, 1958	June 2013	4	*
Shozo Wakabayashi	Member of the Board	November 23, 1943	June 2013	—	*
Noriko Ishida	Member of the Board	August 30, 1948	June 2013	—	*
Ryuichi Tanabe	Corporate Auditor	March 9, 1948	June 2015	0	*
Osamu Narumiya	Corporate Auditor	August 6, 1951	June 2015	1	*
Kazuya Murakami	Corporate Auditor	January 18, 1955	June 2016	—	*

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2012	Percentage of common stock outstanding as of March 31, 2012
(in thousands)
Chihiro Suematsu	Corporate Auditor	January 29, 1956	June 2014	—	*
Kiichiro Kobayashi	Corporate Auditor	November 29, 1957	June 2014	—	*

Notes:

(1)	“—” represents no beneficial ownership in any Nidec shares.
(2)	The asterisk represents beneficial ownership of less than 1%.

Shigenobu Nagamori, who founded Nidec Corporation in July 1973, has since been serving as the Company’s Representative Director, President and Chief Executive Officer (CEO). Mr. Nagamori is currently serving as Director and Chairman of Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, and Nidec Motor Corporation, and as Representative Director and Chairman of Nidec Motor Holdings Corporation, Nidec-Shimpo Corporation, Nidec Seimitsu Corporation, and Nidec Nissin Corporation.

Hiroshi Kobe has since June 2006 served, and was most recently reappointed in June 2012 to serve, as Representative Director, Executive Vice President, and Chief Operating Officer (COO). Mr. Kobe joined Nidec Corporation in July 1973, and became a Member of the Board of Directors in November 1984, a Member of the Board and Managing Director in November 1991, a Member of the Board and Senior Managing Director in April 1996, a Member of the Board and Executive Vice President in April 2000, COO in April 2005, and Representative Director, Executive Vice President and COO in June 2006. Mr. Kobe is currently serving as Representative Director and Chairman of Nidec Logistics Corporation and Nidec Global Service Corporation.

Kenji Sawamura has since June 2006 served, and was most recently reappointed in June 2012 to serve, as a Member of the Board of Directors and Executive Vice President. Mr. Sawamura joined Nidec Corporation as Executive Director in October 1998, and became a Member of the Board in June 2000, a Member of the Board and Senior Managing Director in April 2002, and a Member of the Board and Executive Vice President in June 2006. Mr. Sawamura is currently Executive Advisor to President, supervises Corporate Strategy Office, and is serving as Director and Chairman of Nidec India Private Limited, Nidec (H.K.) Co., Ltd., and Nidec Servo Corporation. Mr. Sawamura was a Member of the Board and Managing Director in his previous employment at Nissan Motor Co., Ltd.

Akira Sato, who was appointed to serve as a Member of the Board and First Senior Vice President of Nidec Corporation in June 2012, joined Nidec as First Senior Vice President in January 2012. Mr. Sato currently supervises CFO Strategy Office, Public Relations, Advertising & Investor Relations Dept., Affiliates Administration Dept., Accounting Dept., Global Tax Planning Dept., Finance Dept., Corporate Administration & Internal Audit Dept., Compliance Office, Legal Dept., and CSR Promotion Office. Mr. Sato was Executive Officer in his previous employment at Nissan Motor Co., Ltd.

Tadaaki Hamada has since June 2009 served, and was most recently reappointed in June 2012 to serve, as a Member of the Board and First Senior Vice President. Mr. Hamada, originally from The Mitsubishi Bank, Ltd. (currently, The Bank of Tokyo-Mitsubishi UFJ, Ltd.) which he joined in April 1971, joined Nidec Corporation as Executive Director in February 2000, and became a Member of the Board in June 2004, Managing Director in April 2005, and a Member of the Board and Senior Vice President in June 2008. Mr. Hamada currently supervises Human Resources Dept., Corporate Planning Dept., Intellectual Property Dept, International Business Administration Dept., Strategic Technology and Business Planning Dept., and Nidec Research and Development Center, Japan, and is serving as Chairman of Trade Control Committee for Security.

Masuo Yoshimatsu has since June 2009 served, and was most recently reappointed in June 2012 to serve, as a Member of the Board, Senior Vice President and Chief Financial Officer (CFO). Mr. Yoshimatsu joined Nidec Corporation as Executive Consultant in January 2008, and became a Member of the Board and Vice President in June 2008. Mr. Yoshimatsu currently supervises CFO Strategy Office, Public Relations, Advertising & Investor Relations Dept., Accounting Dept., Global Tax Planning Dept., and Finance Dept., and serves as General Manager of CFO Strategy Office. He also serves as Director and Chairman of Nidec Management Shanghai Corporation. Mr. Yoshimatsu was a Member of the Board and General Manager of Finance and Accounting Division in his previous employment at SS Pharmaceutical Co., Ltd.

Toshihiko Miyabe, who was appointed to serve as a Member of the Board and Senior Vice President of Nidec Corporation in June 2012, joined Nidec Corporation in April 1983. He currently serves as President of FDBM Business Unit and General Manager of the Unit’s Production Division, and Director and Chairman of Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec Philippines Corporation, and Nidec Subic Philippines Corporation.

Shozo Wakabayashi has since June 2010 served, and was most recently reappointed in June 2012 to serve, as an Outside Member of the Board of Directors. Mr. Wakabayashi joined Ministry of Finance of Japan in April 1967, was appointed to serve as Chief of the Osaka Regional Taxation Bureau in July 1994, Secretary-General of the Securities and Exchange Surveillance Commission in July 1996, Administrative Vice-Minister of Okinawa Development Agency in June 1998, and Senior Managing Director of Japan Securities Dealers Association in July 2001. Mr. Wakabayashi currently serves as Representative Director and Chairman of Japan Earthquake Reinsurance Co., Ltd.

Noriko Ishida was appointed to serve as an Outside Member of the Board of Directors in June 2012. Ms. Ishida became Osaka Bar Association’s registered attorney in April 1976, Deputy Chairperson of the Association in April 2001, an Executive Board Member of Japan Federation of Bar Associations in April 2010, and Refugee Examination Counselor in May 2010. Ms. Ishida serves as President of Ishida Law Firm (currently Lion Bashi Law Firm) and Chairperson of Osaka City Human Rights Promotion Council.

Ryuichi Tanabe was appointed to serve as an Outside Corporate Auditor in June 2011. Mr. Tanabe joined Ministry of Foreign Affairs of Japan in April 1970. He was appointed to serve as Director of Overseas Public Relations of Information Bureau in May 1986, and became Counselor of the Japanese Embassy in Germany in July 1988, Minister of the Japanese Embassy in Saudi Arabia in October 1990, Minister of the Japanese Embassy in Austria in August 1992, Consul-General in Munich, Germany in August 1994, Minister of the Japanese Embassy in India in July 1997, Director-General for International Affairs of the Tokyo Metropolitan Government in July 1999, Ambassador Extraordinary and Plenipotentiary of Japan to Serbia and Montenegro in April 2003, Ambassador Extraordinary and Plenipotentiary of Japan in charge of Afghanistan Assistance Coordination in September 2005, Ambassador Extraordinary and Plenipotentiary of Japan to Poland in September 2006, Ambassador Extraordinary and Plenipotentiary for Kansai Region in September 2009, and Representative of the Government of Japan in June 2010.

Osamu Narumiya was appointed to serve as a Corporate Auditor in June 2011. Mr. Narumiya joined the Ministry of International Trade and Industry (currently, Ministry of Economy, Trade and Industry) of Japan in April 1976. He was appointed to serve as First Secretary at the Embassy of Japan in Singapore in April 1987, and became Director of the Information Management Division at Minister’s Secretariat in May 1995, Deputy Director-General (responsible for bilateral cooperation) at the Minister’s Secretariat in July 2002, Director of the Japan Bicycle Racing Association in September 2003, and Senior Managing Director of the National Federation of Small Business Associations in June 2004. Mr. Narumiya joined Nidec Corporation as Executive Consultant in June 2007 and became a Member of the Board in the same month. Mr. Narumiya served as Vice President of Nidec Corporation from June 2008 to June 2011.

Kazuya Murakami was appointed to serve as an Outside Corporate Auditor in June 2012. Mr. Murakami joined Ministry of Finance of Japan in April 1977, and served as Chief of Nagoya Regional Taxation Bureau’s Ise Tax Office, Executive Director to International Monetary Fund (IMF) in July1984, Director of Central Asian Bureau of European Bank for Reconstruction and

Development (EBRD) in June 1996, Director of Fukuoka Local Finance Branch Bureau of Ministry of Finance of Japan in July 2002, Counselor of the Minister’s Secretariat (Custom & Tariff Bureau) in July 2004, Director of EBRD in July 2005, Director of Kanto Local Finance Bureau of Ministry of Finance of Japan in July 2008, and Director of Organization for Small & Medium Enterprises and Regional Innovation, JAPAN, which is an independent administrative agency under Ministry of Economy, Trade and Industry of Japan, in August 2009.

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

Kiichiro Kobayashi was appointed to serve as an Outside Corporate Auditor in June 2010. Mr. Kobayashi joined Mitsukoshi, Ltd. in April 1980, became a Senior Researcher at the Mitsubishi Research Institute, Inc. in March 1989, and completed his doctoral program at Keio University Graduate School of Business Administration (Ph.D.) in September 1996. Mr. Kobayashi then became a Visiting Scholar at Harvard Business School in April 1997, a Full-time Lecturer at Keio University Graduate School of Business Administration in April 1998, an assistant professor at the same school in April 2000, and an Outside Member of the Board of Directors of NEC Fielding, Ltd. in June 2010. Currently, Mr. Kobayashi teaches at Keio University as a professor.

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

Our Articles of Incorporation provide for not more than five Corporate Auditors. Currently, we have five Corporate Auditors: Ryuichi Tanabe, Osamu Narumiya, Kazuya Murakami, Chihiro Suematsu and Kiichiro Kobayashi. The Corporate Auditors may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has never been a director, officer or employee of us or any of our subsidiaries at any time prior to their election as a Corporate Auditor. Corporate Auditors are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms.

Three of our Corporate Auditors, Ryuichi Tanabe, Osamu Narumiya, and Kazuya Murakami are full-time Corporate Auditors. Except Osamu Narumiya, all of our Corporate Auditors are from outside the Nidec group. Our five Corporate Auditors form our Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Representative Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as auditors’ policy and methods of investigation of our affairs.

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

B. Compensation.

The aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to our Directors and Corporate Auditors by Nidec Corporation during the fiscal year ended March 31, 2012 was ¥332 million. Of this amount, an aggregate of ¥276 million was paid to our Directors (excluding our outside Directors), an aggregate of ¥15 million to our Corporate Auditors (excluding our outside Corporate Auditors), and an aggregate of ¥41 million to our outside Directors and outside Corporate Auditors. None of our Directors and Corporate Auditors were paid any compensation for their respective services in any capacities to our subsidiaries.

Under the applicable Japanese disclosure rules, we are required to disclose the amount of compensation paid by us and our subsidiaries to a Director or Corporate Auditor on an individual basis if the amount is ¥100 million or more during a fiscal year. For the fiscal year ended March 31, 2012, none of our Directors or Corporate Auditors received compensation equal to or exceeding ¥100 million.

On a group-wide basis, the aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to our Directors and Corporate Auditors by Nidec Corporation and to the directors and corporate auditors of our subsidiaries by such subsidiaries during the fiscal year ended March 31, 2012 was ¥2,267 million.

In accordance with customary Japanese business practices, a retiring director or corporate auditor receives a lump-sum retirement allowance, which is subject to the approval of the general meeting of shareholders. In the fiscal year ended March 31, 2012, no such retirement allowance was paid to our Directors or Corporate Auditors. Separately, an aggregate ¥7 million in retirement allowances was paid by our subsidiaries to their respective retiring directors and corporate auditors, none of whom are Directors or Corporate Auditors of Nidec Corporation.

C. Board Practices.

The information required by this item is set forth in “—A. Directors and Senior Management.”

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2010	2011	2012
Japan	8,758	8,730	10,470
North and South America	853	6,954	7,305
Asia and Oceania	84,870	88,219	87,947
Europe	2,001	1,970	1,767

Total	96,482	105,873	107,489

Note:	The total number of our employees increased 9,391 as of March 31, 2011 compared to March 31, 2010 mainly due to our acquisition of Emerson Electric Co’s motors and controls business.

Japan

In Japan, as of March 31, 2012, we had 10,470 employees. Of these employees, 5,245 employees were engaged in manufacturing operations, 2,091 in research and development and 988 in sales activities.

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

Overseas

As of March 31, 2012, we had 97,019 employees overseas. Of these employees, 86,083 employees were engaged in manufacturing operations, 1,062 in research and development and 1,024 in sales activities.

No material strikes or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

E. Share Ownership.

The information required by this item is set forth in “—A. Directors and Senior Management.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2012, there were 136,834,584 shares of our common stock outstanding held by 39,807 shareholders of record, excluding 8,240,496 shares held in treasury. According to our shareholders of record, as of March 31, 2012, the following persons are our largest shareholders:

	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding (excluding treasury stock)
Shigenobu Nagamori(1)	20,142	14.7%
Japan Trustee Services Bank, Ltd. (trust account)	10,090	7.3%
The Master Trust Bank of Japan, Ltd. (trust account)	8,686	6.3%
The Bank of Kyoto, Ltd.	5,927	4.3%
State Street Bank and Trust Company	4,312	3.1%
The Dai-Ichi Mutual Life Insurance Company	3,974	2.9%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.(2)	3,514	2.5%
Nippon Life Insurance Company	3,371	2.4%
Meiji Yasuda Life Insurance Company	3,188	2.3%

Notes:

(1)	As of March 31, 2012, Mr. Shigenobu Nagamori, our CEO, directly held of record 8.7%, and, indirectly through S.N. Kosan, an entity indirectly wholly owned by Mr. Nagamori, held of record 4.0%, of our outstanding shares. Mr. Nagamori’s immediate family member held an additional 1.9% of our outstanding shares as of the same date.
(2)	According to a beneficial ownership report on Schedule 13G filed with the U.S. Securities and Exchange Commission by Mitsubishi UFJ Financial Group, Inc., or MUFG, the parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on February 10, 2012, MUFG and its consolidated subsidiaries, including BTMU, beneficially owned an aggregate of 6.3% of the outstanding shares of our common stock, including 2.5% beneficially owned by BTMU, as of December 31, 2011. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
(3)	According to a large shareholding report filed in Japan by Sumitomo Mitsui Trust Holdings, Inc., or SMTH, on November 7, 2011, SMTH and its consolidated subsidiaries beneficially owned an aggregate of 5.1% of the outstanding shares of our common stock as of October 30, 2011. According to a large shareholding report filed in Japan by SMTH on April 18, 2012, SMTH and its consolidated subsidiaries beneficially owned an aggregate of 4.8% of the outstanding shares of our common stock as of April 13, 2012. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2012, there were 123 shareholders of record with addresses in the United States who held 19,885,099 shares, representing approximately 14.5%, of our outstanding common stock (excluding treasury stock) as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons, severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of us.

In September 2010, we issued an aggregate principal amount of ¥100,000 million of zero coupon euro yen convertible bonds with stock acquisition rights due 2015. As of March 31, 2012, assuming all of the outstanding stock acquisition rights were exercised, the convertible bonds would be convertible into 9,410,878 shares of our common stock, representing 6.4% of the total outstanding shares. For more information on the convertible bonds, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

In April 2012, we and Nidec Sankyo Corporation, a consolidated subsidiary in which we held an approximately 74.6% ownership interest as of March 31, 2012, entered into a share exchange agreement pursuant to which we will acquire the remaining ownership interest in Nidec Sankyo in exchange for an aggregate of 3,175,755 shares of our common stock held in treasury. The share exchange transaction was approved by shareholders of Nidec Sankyo in June 2012 and is expected to be completed on October 1, 2012. As of March 31, 2012, Mr. Nagamori, Japan Trustee Services Bank, Ltd. (trust account) and The Master Trust Bank of Japan (trust account) held approximately 1.1%, 0.8% and 0.5% of the total outstanding shares in Nidec Sankyo, and are expected to receive approximately 153 thousand, 105 thousand and 64 thousand shares of our common stock in the share exchange transaction, respectively.

For information on our share repurchase plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B. Related Party Transactions.

We and certain entities over which some members of management exercise significant influence entered, and expect to enter in the future, into transactions in the ordinary course of business. As summarized in the table below, for the fiscal years ended March 31, 2010, 2011 and 2012, our transactions with such entities were conducted on an arms length basis which is described below, had no material impact on our consolidated financial position, results of operations or liquidity.

	Yen in million
	For the year ended March 31
	2010	2011	2012
S.N. Kosan(1)	¥(3)	¥(5)	¥(4)
Green Kosan(1)	(12)	(11)	(11)
Hamaguchi Denki Seisakusho(1)	(44)	(32)	(5)
Hamaguchi Denki Seisakusho(2)	4	—	—
Oersted International(1)	—	(0)	—
Oersted International(2)	—	—	0

Notes:

(1)	Total amount paid by us.
(2)	Total amount paid to us.

For the fiscal years ended March 31, 2010, 2011 and 2012, we entered into service transactions with S.N. Kosan, an entity indirectly owned by Mr. Nagamori, our CEO, where S.N. Kosan provided restaurant services at the time to entertain our customers. We paid a total of approximately ¥3 million, ¥5 million and ¥4 million for the services for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

For each of the same three-year periods, Nidec-Shimpo Corporation, our wholly owned subsidiary, paid a total of approximately ¥12 million, ¥11 million and ¥11 million, respectively, to Green Kosan, an entity wholly owned by Mr. Nagamori, under their lease agreement for office equipment.

We purchased iron cores from Hamaguchi Denski Seisakusho Co., Ltd., in which one of our directors, Mr. Yasuo Hamaguchi, directly and indirectly holds an ownership interest, for a total of approximately ¥44 million, ¥32 million and ¥5 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. We sold materials to Hamaguchi Denki Seisakusho for a total of approximately ¥4 million for the fiscal year ended March 31, 2010. We made no sales to Hamaguchi Denki Seisakusho in the fiscal year ended March 31, 2011 or 2012.

For the fiscal year ended March 31, 2011, Nidec Tosok Corporation, our consolidated subsidiary, purchased office equipment from Oersted International, Ltd., in which our CEO’s son directly holds an ownership interest, for a total of approximately ¥51 thousand. For the fiscal year ended March 31, 2012, Nidec Logistics Corporation, our consolidated subsidiary, received from Oersted International fees for logistics services of a total of approximately ¥157 thousand.

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

Based on the viewpoint that “shareholders own the company,” we aim to maximize shareholder value by achieving higher growth, profit and stock prices over the long-term with a vision that enables us to effectively respond to the constantly changing business environment. We seek to distribute our profits to shareholders through regular dividend payments, and aim to maintain our dividend payments to around 30% of net income attributable to Nidec Corporation per share (basic), subject to future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

Reserves are used to strengthen our operational structure and expand our business to improve profitability.

Our Board of Directors has determined the year-end dividend to be ¥45.0 per share for the fiscal year ended March 31, 2012. As a result, together with the interim dividend of ¥45.0 per share, the full-year dividend for the fiscal year is expected to be ¥90.0 per share, an increase of ¥5.0 from the fiscal year ended March 31, 2011. The dividend payout ratio, which is obtained by dividing the dividend declared for the year by net income attributable to Nidec Corporation per share (basic), for the fiscal year ended March 31, 2012 is expected to be approximately 30%.

The following table sets forth the year-end and interim dividends paid to holders of record of our common stock for each of the record dates shown.

Record date	Dividends per share
Yen
September 30, 2007	25.0
March 31, 2008	30.0
September 30, 2008	30.0
March 31, 2009	30.0
September 30, 2009	25.0
March 31, 2010	40.0
September 30, 2010	40.0
March 31, 2011	45.0
September 30, 2011	45.0
March 31, 2012	45.0

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the temporary rate of 7% (applicable until December 31, 2013) or standard rate of 15% (applicable on January 1, 2014 and thereafter). Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders eligible for the benefits of the income tax treaty between the United States of America and Japan are generally subject to a maximum withholding rate of 10% under the treaty. If the applicable tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable due to the so-called preservation doctrine.

For more information, see “Item 10.D. Additional Information—Exchange Controls” and “Item 10.E. Additional Information—Taxation.”

B. Significant Changes.

Other than as described in this annual report, we are not aware of any significant changes since March 31, 2012, the date of our last audited consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Osaka Securities Exchange, and the First Section of the Tokyo Stock Exchange. ADSs, each representing one-fourth of one share of our common stock, are quoted on the New York Stock Exchange under the symbol, “NJ”.

The following table sets forth, for the periods indicated, the closing high and low sale prices per share of our common stock on the Osaka Securities Exchange, and the closing high and low sale prices per ADS of our ADSs on the New York Stock Exchange:

	Osaka Securities Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per ADS
	High	Low	High	Low
Year ended March 31,
2008	¥8,730	¥6,080	$19.73	$14.11
2009	8,260	3,340	19.47	8.87
2010	10,030	4,350	27.36	11.33
2011	10,050	6,350	27.07	20.17
First Quarter	10,050	7,500	27.07	20.60
Second Quarter	8,380	7,130	23.84	20.58
Third Quarter	8,840	6,970	26.55	21.40
Fourth Quarter	8,770	6,350	26.50	20.17
2012	7,860	5,820	25.20	18.80
First Quarter	7,600	6,710	22.99	20.37
Second Quarter	7,860	5,970	25.20	21.55
Third Quarter	7,130	5,820	22.54	18.80
Fourth Quarter	7,680	6,820	23.52	20.30
Calendar period
December 2011	7,130	6,500	22.54	18.80
January 2012	7,380	6,820	22.67	20.30
February 2012	7,680	7,180	22.80	20.58
March 2012	7,610	7,230	23.52	21.66
April 2012	7,590	7,150	23.08	21.95
May 2012	7,000	6,280	22.07	19.78

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

General

Our authorized share capital is 480,000,000 shares, of which [145,075,080] shares were issued and outstanding as of March 31, 2012.

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

Subscription Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our Board of Directors determines, subject to the limitations as to the issue of new shares at a ‘‘specially favorable’’ price in which case a special resolution of general meeting of shareholders is required as described in ‘‘—Voting Rights’’ above. The Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date of which not less than two weeks’ prior public notice must be made. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.

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

Share Registrar

Sumitomo Mitsui Trust Bank, Limited is the share registrar for the shares. Sumitomo Mitsui Trust’s office is located at 5-33, Kitahama 4-chome, Chuo-ku, Osaka, 540-0041, Japan. Under the new clearing system, Sumitomo Mitsui Trust maintains our register of shareholders and records transfers of record ownership upon our receipt of necessary information from JASDEC and other information in the register of shareholders.

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

For more information on the ADSs, see the amended and restated deposit agreement, including the form of ADR, filed as an exhibit to the registration statements on Form F-6 with the SEC on February 21, 2012. See “—H. Documents on Display”.

For a description of the fees relating to the ADSs, see “Item 12.D. Description of Securities Other Than Equity Securities—American Depositary Shares.”

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

On June 8, 2012, the closing price of our shares on the Osaka Securities Exchange was ¥6,450 per share. The following table shows the daily price limit for a stock on the Osaka Securities Exchange with a closing price of between ¥5,000 and ¥10,000 per share, as well as the daily price limit if our per share price were to rise to between ¥10,000 and ¥20,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥3,000	Less than	¥5,000	¥500
Over	5,000	Less than	10,000	1,000
Over	10,000	Less than	20,000	2,000

For a history of the trading price of our shares on the Osaka Securities Exchange, see “Item 9.A. The Offer and Listing—Offer and Listing Details.”

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

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange and as a result of this acquisition directly or indirectly holds, aggregated with existing holdings, 10% or more of the issued shares of the company, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan by the 15th day of the month immediately following the month in which such acquisition took place. In exceptional cases, a prior notification is required in respect of the acquisition.

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

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs are issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs. For additional information regarding our ADSs, see “—B. Memorandum and Articles of Association—American Depositary Receipts”.

E. Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning and disposing of our shares or ADSs to a U.S. holder (as defined below). This discussion is not a complete analysis or listing of all of the possible tax consequences of transactions relating to our shares or ADSs and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances. This discussion applies to you only if you are a U.S. holder and you hold our shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a dealer or trader in securities or currencies;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the voting stock of us;

•	a person that holds our shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person who acquired our shares or ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•	a U.S. expatriate; or

•	a person whose functional currency is not the U.S. dollar.

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

As used herein, a “U.S. holder” is a beneficial owner of our shares or ADSs and is:

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

If a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our shares or ADSs, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our shares or ADSs, you should consult your tax advisor regarding the tax consequences of owning or disposing of our shares or ADSs.

You should consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of our shares or ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Notwithstanding the foregoing, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced rate of tax for dividends received in taxable years beginning before January 1, 2013 by certain non-corporate U.S. holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules as discussed below, if you are a U.S. holder, the gross amount of any distribution paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation as foreign source dividend income. The dividend will be taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, in accordance with your regular method of accounting for U.S. federal income tax purposes, actually or constructively.

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

Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Absent legislation by Congress, for taxable years beginning after December 31, 2012, qualified dividend income will be taxable to you at the applicable ordinary income tax rates. Dividends we pay will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Distributions in excess of our current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our shares or ADSs will constitute ordinary dividend income.

If you are eligible for benefits under the Treaty, you may be able to claim a reduced rate of Japanese withholding tax, see “—Japanese Taxation” below for a discussion of the Treaty. You should consult your own tax advisor about your eligibility for reduction of Japanese withholding tax. You may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. You should not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Treaty. Dividends paid with respect to our shares or ADSs will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules as discussed below, if you are a U.S. holder and you sell, exchange or otherwise dispose of our shares or ADSs, you generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2013 will generally be taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning after December 31, 2012 will generally be taxed at a maximum rate of 20% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations under the Code.

The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use any foreign tax credits arising from any Japanese tax imposed on the sale, exchange or other taxable disposition of shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless the Treaty provides otherwise.

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

We believe that we currently are not a PFIC for United States federal income tax purposes. However, the determination of PFIC status is a factual determination that is made annually and thus it is possible that we may become a PFIC in the current taxable year or in future years. If we were treated as a PFIC for any taxable year during which a U.S. holder held our shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition of our shares or ADSs would be allocated ratably over its holding period for such shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a

PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of our shares or ADSs in excess of 125% of the average of the annual distributions on such shares or ADSs received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (including a mark-to-market election) may be available to a U.S. holder that may mitigate the adverse tax consequences resulting from PFIC status. However, we do not intend to provide information necessary for U.S. holders to make a “qualified electing fund” election, which is sometimes available to shareholders of a PFIC. Notwithstanding any elections, dividends received from us by a U.S. holder would not be eligible for the special tax rates applicable to qualified dividend income if we were treated as a PFIC with respect to the U.S. holder either in the taxable year of the distribution or the preceding taxable year.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our shares or ADSs if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of our shares or ADSs and the proceeds received by you from the sale, exchange or other disposition of our shares or ADSs within the United States unless you are a corporation or other exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Certain U.S. holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on IRS Form 8938, subject to certain exceptions (including an exception for stock in custodial accounts maintained by a U.S. financial institution). Failure to report the required information could be subject to substantial penalties. Certain U.S. holders that are entities may be subject to similar rules in the future. U.S. holders are urged to consult their tax advisors regarding their reporting obligations with respect to our shares or ADSs.

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

Unless otherwise provided for in applicable tax treaties, conventions or agreements reducing the maximum rate of withholding tax, under Japanese taxation law, the withholding rate applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is 7% which is applicable during the period from January 1, 2004 through December 31, 2012. Although the 7% rate was scheduled to be abolished on December 31, 2011, under the 2011 tax legislation, the extension of the 7% rate until December 31, 2013 has been promulgated. However, due to the surtax for the reconstruction of the East Japan Earthquake which will be applicable to the national income tax amount at 2.1% rate from January 1, 2013 to December 31, 2037, the fractional tax rate increase in the withholding tax on dividends will be made from January 1, 2013. Accordingly, the withholding tax on dividends of 7.147% will be applicable from January 1, 2013 to December 31, 2013 and 15.315% withholding rate will be applicable thereafter until December 31, 2037. Notwithstanding the 7% withholding rate period stated above, 20% withholding rate applies (to dividends paid to any individual shareholder who holds 3% or more of the outstanding shares until December 31, 2012. Due to the imposition of the surtax stated above, such rate will be increased to 20.42% from January 1, 2013 to December 31, 2037. Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is generally promulgated as 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, and Sweden. Under the Treaty (between the United States and Japan), the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the Treaty, withholding tax on dividends is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds (please refer to Article 10(3)(b) of the Treaty). In addition to the Treaty, Japan currently has income tax treaties, whereby the withholding tax rate on dividends is also reduced from 15% to 10% for portfolio investors, with, among others, the United Kingdom, France, Australia, the Netherlands, and Switzerland due to the recent treaty renewals. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us, which is the case for ADS holders, or (in cases where the relevant withholding taxpayer for the dividend payment is not us but a financial institution in Japan) through the financial institution, to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. In the case where the treaty rate is applicable, no surtax stated above is imposed. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine under Article 1(2) of the Treaty, and/or under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

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

We make an effort to manage the exposures to fluctuations in foreign exchange rates, interest rates and commodity prices through the use of derivative financial instruments, including foreign exchange forward contracts and commodities futures. Foreign exchange forward contracts are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates on our foreign currency accounts receivable, other receivables and accounts payable. Commodity futures are designed to reduce our exposure to losses resulting from adverse fluctuations in commodity prices, mainly prices of metals used to manufacture our products.

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

Translation Risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan that are subject to fluctuations in foreign currency exchange rates. Our assets and liabilities that are outside Japan are primarily located in the United States, Thailand, the Philippines and China. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. Translation gains and losses arising from changes in the value of the reporting currency relative to the functional currencies of the underlying operations are recorded outside of our statement of operations in other comprehensive income until the relevant foreign operation is disposed of or liquidated.

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

Foreign Currency Derivatives at March 31, 2012

	Maturity date
	For the year ending March 31
	2013	2014	2015	2016	2017	There-after	Total	Fair Value
Foreign Exchange Forward Contracts
Sell U.S. dollars (Buy Mexican peso)
Contract amounts (in millions)	¥5,362	¥1,723	—	—	—	—	¥7,085	¥124
Weighted-average contracted forward Rate (MXN per U.S.$1)	13.19	14.05	—	—	—	—	13.41
Sell Euro (Buy Hungarian forint)
Contract amounts (in millions)	¥524	—	—	—	—	—	¥524	¥41
Weighted-average contracted forward Rate (HUF per €1)	322.48	—	—	—	—	—	322.48

Interest Rate Risk

We have long-term receivables and debt, with fixed and variable rates. Almost all of our long-term receivables and debt are fixed rate. We believe that fluctuations in the fair values of our long-term receivables and debt and cash flows resulting from short-term changes in interest rates would not be significant.

The table below sets forth information about our interest-bearing financial instruments. For our loan receivables and debts, the table indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter as well as the items’ fair value.

Interest Rate Risk at March 31, 2012

	Maturity date
	For the year ending March 31
	2013	2014	2015	2016	2017	There-after	Total	Fair Value
	(Yen in millions)
Long-term Loan Receivable
Fixed Rate
Principal cash flows	—	30	17	7	18	11	83	84
Weighted-average interest rate	—	2.08%	1.50%	1.91%	0.28%	0.06%	1.29%
Floating Rate
Principal cash flows	—	1	0	0	0	1	2	2
Weighted-average interest rate	—	1.67%	1.92%	2.18%	2.45%	2.70%	2.07%
Long-term Debt
Fixed Rate (long-term loan)
Principal cash flows	21	34	29	28	19	121	252	224
Weighted-average interest rate	0.37%	0.23%	0.25%	0.20%	0.26%	0.28%	0.27%
Fixed Rate (convertible bonds)
Principal cash flows	—	—	—	100,000	—	—	100,000	102,991

	Maturity date
	For the year ending March 31
	2013	2014	2015	2016	2017	There-after	Total	Fair Value
	(Yen in millions)
Weighted-average interest rate	—	—	—	0.00%	—	—	0.00%
Floating Rate (long-term loan)
Principal cash flows	1	0	0	0	1	1	3	3
Weighted-average interest rate	1.37%	2.68%	2.92%	3.18%	3.46%	3.86%	2.82%

Equity Price Risk

We hold available-for-sale securities and held-to-maturity securities that are included in our marketable securities. At March 31, 2011, the fair value of available-for-sale securities and held-to-maturity securities were ¥14,623 million and ¥203 million, respectively. At March 31, 2012, the fair value of available-for-sale securities and held-to-maturity securities were ¥14,051 million and ¥302 million, respectively.

If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2012 would be ¥1,405 million.

For further information relating to marketable securities, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies—Other-than-temporary Losses on Marketable Securities” and Note 9 to our audited consolidated financial statements included elsewhere in this annual report.

Commodity Price Risk

We are exposed to market risk arising from changes in prices of commodities, including metals used to manufacture our products. We enter into commodity future contracts to reduce such exposure. The following table provides the contract amount and fair value of our commodity futures at March 31, 2011 and 2012.

Commodity Price Risk at March 31, 2012

	For the year ended March 31
	2011		2012
	Contract amount	Fair value	Contract amount	Fair value
	(Yen in millions)
Commodity futures
To buy commodity	1,964	179	3,102	(22)

Item 12. Description of Securities Other Than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Fees and Charges Payable by ADS Holders

According to our Deposit Agreement with the ADS depositary, J.P. Morgan Chase Bank, N.A., or the Depositary, and holders of our ADSs, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

Category	Depositary Actions	Associated Fee
Depositing or substituting underlying shares

Acceptance of shares deposited, and issuance of ADSs against deposits of shares, including deposits and issuances in respect of:

•  Share distributions, stock split, rights, and merger

•  Exchange of shares or any other transaction or event or other distribution affecting the ADSs or the deposited shares

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

On February 21, 2012, we filed with the U.S. Securities and Exchange Commission a registration statement on Form F-6 containing information concerning amendments to our Deposit Agreement with the Depositary and holders of our ADSs to register an additional 50,000,000 ADSs. In a separate Letter Agreement, we and the Depositary agreed to an extension of the term of the Depositary’s appointment as the depositary bank for our ADR Program until February 21, 2022.

The Depositary has also agreed to reimburse certain reasonable company expenses related to our ADR Program and incurred by us in connection with the ADR Program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the Depositary collects from investors. Under certain circumstances, including where the ADR Program is terminated prior to February 21, 2022, we are required to repay to the Depositary the amounts reimbursed in prior periods. For calendar year 2011, the Depositary reimbursed us an aggregate of US$50,000 consisting of US$12,000 for investor relations activities in the United States and US$38,000 for continued ADR listing on the New York Stock Exchange under our previous Letter of Agreement with the Depositary that expired on December 31, 2011.

For more information on our ADR Program, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of March 31, 2012. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2012, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Based on this evaluation, management determined that we maintained effective internal control over financial reporting as of March 31, 2012.

Our independent registered public accounting firm, Kyoto Audit Corporation, has audited the effectiveness of our internal control over financial reporting as of March 31, 2012, as stated in their report which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our code of ethics is available at www.nidec.co.jp/english/ir/governance/compliance.html and also attached as Exhibit 11 to this annual report.

Item 16C. Principal Accountant Fees and Services.

Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees

The following table presents the aggregate fees for professional services and other services rendered by Kyoto Audit Corporation, a cooperating firm of PricewaterhouseCoopers, and by member firms of the PricewaterhouseCoopers network to us in fiscal years ended March 31, 2011 and 2012:

	Yen in millions
	For the year ended March 31,
Type of Fees	2011	2012
Audit Fees(1)	¥770	¥756
Audit-Related Fees(2)	9	6
Tax Fees(3)	19	23
All Other Fees(4)	0	3

Total	¥798	¥788

Notes:

(1)	Audit fees consist of fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. These fees include fees for audits of employee benefit plans, due diligence related to mergers and acquisitions, attestations that are not required by statute or regulation, and consulting on financial accounting and reporting standards.
(3)	Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.
(4)	All other fees include fees for products and services provided other than the services reported above.

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

In each of the fiscal years ended March 31, 2011 and 2012, none of the services described above under this Item 16C were waived from the pre-approval requirement pursuant the exemption provided under Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth information concerning the purchases of shares of our common stock made by us during the fiscal year ended March 31, 2012:

	Shares	Yen	Shares	Shares
	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
2011
April 1 – 30	40,121	¥6,848	40,000	2,289,100
May 1 – 31	248	7,418	—	2,289,100
June 1 – 30	53	7,236	—	2,289,100
July 1 – 31	252	7,667	—	2,289,100
August 1 – 31	380,034	6,324	380,000	1,909,100
September 1 – 30	1,010,003	6,138	1,010,000	899,100
October 1 – 31	215,960	5,890	215,800	3,683,300
November 1 – 30	68	6,640	—	3,683,300
December 1 – 31	66	6,655	—	3,683,300
2012
January 1 – 31	20	7,380	—	3,683,300
February 1 – 29	—	—	—	3,000,000
March 1 – 31	24	7,470	—	3,000,000

Total	1,646,849	¥6,166	1,645,800

Notes:

(1)	During the fiscal year ended March 31, 2012, in addition to the shares repurchased through a publicly announced plan or program, a total of 1,049 shares were purchased through our purchases of shares constituting less than one unit (100 shares) from registered holders of such shares at the current market price of those shares. For a discussion of the shareholder right to require us to repurchase such shares, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Japanese Unit Share System.”
(2)	We announced, on October 7, 2011, a modification to the share repurchase plan that was announced on February 5, 2011 authorizing us to repurchase up to the smaller of 3,000,000 shares or ¥25.0 billion between February 7, 2011 and February 6, 2012, to increase the authorized repurchase amount to the smaller of 6,000,000 shares or ¥47.0 billion. The modified share repurchase plan expired on February 6, 2012.

On February 6, 2012, we announced a share repurchase plan where we are authorized by the Board of Directors to repurchase up to the smaller of 3,000,000 shares or ¥25.0 billion between February 7, 2012 and February 6, 2013. On June 9, 2012, we announced a modification to this share repurchase plan to increase the authorized repurchase amount to the smaller of 5,000,000 shares or ¥40.0 billion. The modified share repurchase plan expires on February 6, 2013.

Between April 1, 2012 and June 22, 2012, we repurchased an aggregate of 2,615,100 shares under the share repurchase plan described above.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

Companies listed on the New York Stock Exchange, or NYSE must comply with certain listing standards regarding corporate governance under the NYSE’s Listed Company Manual, or NYSE Corporate Governance Standards. Listed companies that are foreign private issuers, such as us, however, are permitted, with certain exceptions, to follow home country practices in lieu of the NYSE Corporate Governance Standards. Our corporate governance practices, which comply with Japanese laws, regulations and stock exchange rules, and the NYSE Corporate Governance Standards followed by U.S. listed companies have the following significant differences:

Director Independence

A company listed on the NYSE must have a majority of directors that meet the independent requirements under Section 303A of the NYSE’s Listed Company Manual. The Company Law (Law No.86, 2005) of Japan, or the Company Law, does not require Japanese companies with boards of corporate auditors, such as us, to have a director who is independent as defined in the NYSE Corporate Governance Standards, on their boards of directors.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

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

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

1.4

Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

2.1

Form of Deposit Agreement, amended and restated as of February 21, 2012 between Nidec Corporation, JPMorgan Chase Bank, N.A. as Depositary and holders of American Depositary Receipts

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

2.2	Form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

4.1	Share Exchange Agreement, dated April 24, 2012 between Nidec Corporation and Nidec Sankyo Corporation

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: June 28, 2012

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

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

1.4

Regulations of the Board of Corporate Auditors of Nidec Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

2.1

Form of Deposit Agreement, amended and restated as of February 21, 2012 between Nidec Corporation, JPMorgan Chase Bank, N.A. as Depositary and holders of American Depositary Receipts

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

2.2	Form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

4.1	Share Exchange Agreement, dated April 24, 2012 between Nidec Corporation and Nidec Sankyo Corporation

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

NIDEC CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries (The “Company”) at March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Kyoto Audit Corporation

Kyoto, Japan

June 27, 2012

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions
	March 31
	2011	2012
Current assets:
Cash and cash equivalents	¥94,321	¥130,290
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥496 million on March 31, 2011 and ¥496 million on March 31, 2012:
Notes	11,486	11,207
Accounts	154,091	171,255
Inventories	90,377	91,453
Other current assets	22,822	35,082

Total current assets	373,097	439,287

Marketable securities and other securities investments	15,338	14,818
Investments in and advances to affiliated companies	588	754

	15,926	15,572

Property, plant and equipment:
Land	41,763	39,996
Buildings	135,794	133,911
Machinery and equipment	291,664	289,139
Construction in progress	15,434	22,196

	484,655	485,242
Less—Accumulated depreciation	(250,246)	(254,411)

	234,409	230,831

Goodwill	82,107	80,525
Other non-current assets, net of allowance for doubtful accounts of ¥517 million on March 31, 2011 and ¥506 million on March 31, 2012	42,666	34,186

Total assets	¥748,205	¥800,401

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions
	March 31
	2011	2012
Current liabilities:
Short-term borrowings	¥52,018	¥86,608
Current portion of long-term debt	1,124	674
Trade notes and accounts payable	112,759	107,345
Accrued expenses	22,039	22,983
Other current liabilities	18,895	34,750

Total current liabilities	206,835	252,360

Long-term liabilities:
Long-term debt	101,819	101,236
Accrued pension and severance costs	12,824	12,715
Other long-term liabilities	16,221	8,479

Total long-term liabilities	130,864	122,430

Commitments and contingencies (Note 21 and 23)
Equity:
Common stock authorized 2011 and 2012: 480,000,000 shares; issued and outstanding:
2011- 145,075,080 shares / 2012- 145,075,080 shares	66,551	66,551
Additional paid-in capital	66,960	66,762
Retained earnings	298,445	326,777
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(45,162)	(47,911)
Unrealized gains from securities, net of reclassification adjustments	1,066	1,013
Unrealized gains from derivative instruments qualifying for cash flow hedges	219	73
Pension liability adjustments	(544)	(643)
Treasury stock, at cost:
2011- 6,593,647 shares / 2012- 8,240,496 shares	(32,285)	(42,440)

Total Nidec Corporation shareholders’ equity	355,250	370,182
Noncontrolling interests	55,256	55,429

Total equity	410,506	425,611

Total liabilities and equity	¥748,205	¥800,401

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Net sales	¥571,552	¥675,988	¥682,320
Operating expenses:
Cost of products sold	421,190	500,034	523,729
Selling, general and administrative expenses	46,809	55,348	55,471
Research and development expenses	24,271	27,737	30,050

	492,270	583,119	609,250

Operating income	79,282	92,869	73,070

Other income (expense):
Interest and dividend income	822	1,049	1,634
Interest expense	(690)	(355)	(299)
Foreign exchange loss, net	(2,961)	(9,108)	(1,756)
Gain (loss) from marketable securities, net	52	(238)	(202)
Other, net	(534)	(2,251)	(1,591)

	(3,311)	(10,903)	(2,214)

Income from continuing operations before income taxes	75,971	81,966	70,856

Income taxes	(17,568)	(18,309)	(18,801)
Equity in net (loss) income of affiliated companies	(45)	6	0

Income from continuing operations	58,358	63,663	52,055
Loss on discontinued operations	(2,207)	(6,171)	(7,768)

Consolidated net income	56,151	57,492	44,287
Less: Net income attributable to noncontrolling interests	(4,190)	(5,159)	(3,556)

Net income attributable to Nidec Corporation	¥51,961	¥52,333	¥40,731

	Yen
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥384.91	¥406.10	¥336.33
Loss on discontinued operations attributable to Nidec Corporation	(11.87)	(30.19)	(40.08)

Net income attributable to Nidec Corporation	373.04	375.91	296.25

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥384.91	¥391.96	¥314.41
Loss on discontinued operations attributable to Nidec Corporation	(11.87)	(29.16)	(37.52)

Net income attributable to Nidec Corporation	373.04	362.80	276.89

Cash dividends paid	¥55.00	¥80.00	¥90.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(continued)

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥53,614	¥56,536	¥46,242
Loss on discontinued operations attributable to Nidec Corporation	(1,653)	(4,203)	(5,511)

Net income attributable to Nidec Corporation	¥51,961	¥52,333	¥40,731

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

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(continued)

	Yen in millions
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2011	145,075,080	¥66,551	¥66,960	¥298,445	¥(44,421)	¥(32,285)	¥355,250	¥55,256	¥410,506
Comprehensive income:
Net income				40,731			40,731	3,556	44,287
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,749)		(2,749)	189	(2,560)
Unrealized (losses) gains on securities, net of reclassification adjustment					(53)		(53)	46	(7)
Unrealized losses on derivative instruments qualifying for cash flow hedges					(146)		(146)	—	(146)
Pension liability adjustments					(99)		(99)	192	93

Total comprehensive income							37,684	3,983	41,667

Purchase of treasury stock						(10,155)	(10,155)	—	(10,155)
Dividends paid to shareholders of Nidec Corporation				(12,399)			(12,399)	—	(12,399)
Dividends paid to noncontrolling interests							—	(1,444)	(1,444)
Capital transaction with consolidated subsidiaries and other			(198)				(198)	(2,366)	(2,564)

Balance at March 31, 2012	145,075,080	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Cash flows from operating activities:
Consolidated net income	¥56,151	¥57,492	¥44,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29,185	32,981	31,511
Amortization	1,954	2,729	2,819
(Gain) loss from marketable securities, net	(52)	238	200
Loss on sales, disposal or impairment of property, plant and equipment	1,088	545	15,705
Loss recovery and gain on property, plant and equipment damaged in flood	—	—	(19,662)
Deferred income taxes	(740)	(4,496)	12,835
Equity in net loss (income) of affiliated companies	45	(6)	0
Foreign currency adjustments	4,036	5,523	236
Accrual for pension and severance costs, net payments	(1,457)	(3,745)	(915)
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(32,537)	3,995	(14,819)
Increase in inventories	(8,442)	(15,856)	(257)
Increase (decrease) in notes and accounts payable	29,799	(3,058)	(8,061)
Increase (decrease) in accrued income taxes	5,995	(124)	(2,259)
Other	5,055	6,866	(4,908)

Net cash provided by operating activities	¥90,080	¥83,084	¥56,712

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Cash flows from investing activities:
Additions to property, plant and equipment	¥(36,608)	¥(55,010)	¥(41,446)
Proceeds from sales of property, plant and equipment	633	960	2,725
Insurance proceeds related to property, plant and equipment damaged in flood	—	—	20,804
Purchases of marketable securities	(10)	(12)	(213)
Proceeds from sale or redemption of marketable securities	94	72	414
Acquisitions of business, net of cash acquired	(4,396)	(51,594)	5,201
Other	(227)	(1,358)	(7,403)

Net cash used in investing activities	(40,514)	(106,942)	(19,918)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(109,100)	(63,205)	26,060
Repayments of long-term debt	(1,733)	(2,016)	(1,229)
Proceeds from issuance of corporate bonds	—	100,500	—
Purchases of treasury stock	(11)	(11,226)	(10,155)
Payments for additional investments in subsidiaries	(3,152)	(7,827)	(454)
Dividends paid to shareholders of Nidec Corporation	(7,661)	(11,143)	(12,399)
Dividends paid to noncontrolling interests	(1,197)	(1,655)	(1,444)
Other	75	336	(1,193)

Net cash (used in) provided by financing activities	(122,779)	3,764	(814)

Effect of exchange rate changes on cash and cash equivalents	(4,444)	(8,894)	(11)

Net (decrease) increase in cash and cash equivalents	(77,657)	(28,988)	35,969
Cash and cash equivalents at beginning of year	200,966	123,309	94,321

Cash and cash equivalents at end of year	¥123,309	¥94,321	¥130,290

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacture and marketing of i) small precision motors, which include spindle motors for hard disk drives, motors for optical disk drives, small precision fans and other small motors; ii) general motors, which are used in various electric household appliances, industrial equipment and automobiles; iii) machinery, which includes, test systems, measuring equipment, power transmission equipment, factory automation systems, card readers and industrial robots; iv) electronic and optical components, which include camera shutters, camera lens units, switches, trimmer potentiometers, motor driven actuator units, processing and precision plastic mold products; and v) other products, which include auto parts, pivot assemblies, other components and other services. Manufacturing operations are located primarily in Asia (China, Thailand, Vietnam and the Philippines), Japan and North America, and sales subsidiaries are primarily located in Asia, North America and Europe.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

Property, plant and equipment and Change in Accounting Estimate -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to expense in the year incurred. Effective April 1, 2011, NIDEC changed the depreciation method from the declining-balance method to the straight-line method as a result of taking business situation into consideration.

NIDEC believes that the straight-line method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. Under the new provisions of ASC 250, “Accounting Changes and Error Corrections,” a change in depreciation method is treated as a change in accounting estimate. The effect of the change in depreciation method has been reflected on a prospective basis beginning April 1, 2011, and prior period results were not restated.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The change in depreciation methods caused an increase in Income from continuing operations before income taxes by ¥1,241 million, Income from continuing operations by ¥813 million and Earning per share by ¥5.92 respectively for the year ended March 31, 2012.

Depreciation of property, plant and equipment is mainly computed on the straight-line method at rates based on the estimated useful lives of the assets. Estimated useful lives range from 10 to 20 years for most spindle motor factories, from 7 to 47 years for factories to produce other products, 50 years for the head office and sales offices, from 3 to 18 years for leasehold improvements, and from 2 to 15 years for machinery and equipment.

Depreciation expense amounted to ¥29,185 million, ¥32,981 million, and ¥31,511 million for the years ended March 31, 2010, 2011 and 2012, respectively.

Lease -

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

Other intangible assets include patent rights, proprietary technology and customer relationships, as well as software and other intangible assets acquired in business combinations. Intangible assets with an indefinite life are not subject to amortization and are tested for impairment once on January 1st of each year or more frequently if an event occurs or circumstances change. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives. The weighted average amortization period for patent rights, proprietary technology, customer relationships and software are 9 years, 11 years, 19 years and 5 years, respectively.

Long-lived assets -

NIDEC reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows expected to result from the use of the asset group and its

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥156 million, ¥246 million, and ¥228 million for the years ended March 31, 2010, 2011 and 2012, respectively.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income and cash flows for the years ended March 31, 2010 and 2011 to conform to the current year presentation.

As of September 30, 2009, NIDEC discontinued its semiconductor manufacturing equipment business. The results of the semiconductor manufacturing equipment business were previously recorded in the Nidec Tosok reporting segments. As of March 31, 2011, NIDEC discontinued its specialty lens unit business. The results of the specialty lens unit business were previously recorded in the Nidec Copal reporting segments. As of March 31, 2012, NIDEC discontinued its lens actuator business and its tape drive and disk drive mechanism business included within the Nidec Sankyo reportable segment, and its compact digital camera lens unit business included within the Nidec Copal reportable segment. The operating results of the discontinued businesses and exit costs with related taxes were recorded as “Loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”.

Accounting Changes

As of April 1, 2011, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles—Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2011, NIDEC adopted FASB ASC 805 “Business Combinations” updated by ASU No.2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination(s) to disclose pro forma revenue and earnings of the combined entity in the comparative financial

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of January 1, 2012, NIDEC adopted FASB ASC 820 “Fair Value Measurement” updated by ASU No.2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amends current U.S. GAAP to create more commonality with IFRS by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. Additionally, in December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early adoption is permitted. These standards are provisions for disclosure. The adoption of these standards will not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. NIDEC is currently evaluating the potential impact of adopting ASU 2011-08 on its consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

3. Acquisitions and dispositions:

On August 4, 2009, NIDEC acquired the additional 60.0% of the voting rights of NTN-Nidec (Thailand) Co., Ltd., currently Nidec Bearing (Thailand) Co., Ltd. (“NBTC”). NIDEC previously owned 40.0% of the voting rights of NBTC prior to August 4, 2009. As a result, NIDEC acquired all of the voting rights of NBTC. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

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

On September 30, 2010, NIDEC acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls business which consists of industrial, air conditioning and home appliance motor business (subsequently renamed “Nidec Motor Corporation”) for cash of ¥57,442 million in order to address the need of rapidly globalizing customers by securing a strong presence in North America to complement existing operations in Asia and Europe. NIDEC also aims to complement and expand its product lineup and accelerate operational growth by effectively blending NIDEC’s industry-leading brushless motor technologies with the EMC business.

On July 1, 2011, NIDEC acquired all of the voting rights of Sanyo Seimitsu Co., Ltd. which consists of small precision motor product category, particularly vibration motors for mobile phones of Sanyo Electric Co., Ltd., in order to further develop and expand our small precision motor product category by effectively using the operational resources of, and efficiently developing new products and expanding sales opportunities for small precision motor product category. Sanyo Seimitsu Co., Ltd. was subsequently renamed Nidec Seimitsu Corporation. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4. Goodwill and other intangible assets:

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31
	2011		2012
	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Patent rights	¥934	¥422	¥1,047	¥745
Proprietary technology	1,785	744	1,690	870
Customer relationships	16,670	2,336	16,114	3,150
Software	8,556	3,830	10,879	5,242
Other	2,787	954	3,048	1,201

Total	¥30,732	¥8,286	¥32,778	¥11,208

The weighted average amortization periods for patent rights, proprietary technology, customer relationships and software are 9 years, 11 years, 19 years and 5 years, respectively.

Total amortization of intangible assets for the years ended March 31, 2010, 2011 and 2012 amounted to ¥1,863 million, ¥2,605 million and ¥2,664 million, respectively.

Total indefinite lived intangible assets amounted to ¥1,846 million and ¥1,755 million as of March 31, 2011 and 2012, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in millions
2013	¥3,071
2014	2,770
2015	2,359
2016	2,094
2017	1,734

NIDEC has completed the annual impairment test for existing goodwill as required by ASC 350 as of January 1, 2012. For the years ended March 31, 2010, 2011 and 2012, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2010, 2011 and 2012, no goodwill impairment loss has been recorded except for losses due to the discontinued operations described below.

As of September 30, 2009, NIDEC discontinued the semiconductor manufacturing equipment (“SME”) business included within the “Nidec Tosok” reportable segment. The goodwill impairment loss was ¥230 million. As of March 31, 2012, NIDEC discontinued the lens actuator (“LAC”) business and the tape drive and disk drive mechanism (“PGN”) business included within the “Nidec Sankyo” reportable segment. The goodwill impairment loss was ¥1,359 million. As of

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

March 31, 2012, NIDEC discontinued the compact digital camera lens unit (“CLU”) business included within the “Nidec Copal” reportable segment. The goodwill impairment loss was ¥686 million.

Goodwill impairment losses of the SME, LAC, PGN and CLU businesses were recorded as “Loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”.

The carrying amounts of goodwill by operating reportable segment as of March 31, 2011 and 2012 are as follows.

	Yen in millions
	March 31,
	2011	2012
Nidec Electronics (Thailand)	¥6,181	¥6,109
Nidec (Zhejiang)	922	912
Nidec Sankyo	27,459	26,100
Nidec Copal	17,148	16,462
Nidec Tosok	1,107	1,107
Nidec Copal Electronics	6,561	6,561
Nidec Techno Motor	2,049	2,049
Nidec Motor	11,984	11,984
Nidec Motors & Actuators	4,886	4,737
All Others	3,810	4,504

	¥82,107	¥80,525

Reportable segment information is described in Note 25 (2).

NIDEC has changed segment reporting to align with changes in its management decision-making process for the six months ended September 30, 2011. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been included in the Nidec Electronics (Thailand) segment, as we aimed to enhance their hard disk drive motors businesses mainly in Thailand. Additionally, the Nidec Sole Motor group is no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment since April 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The changes in the carrying amount of goodwill for the year ended March 31, 2010 and 2011 are as follows:

	Yen in millions
	Balance as of April 1, 2010	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2011
Goodwill:
Nidec Electronics (Thailand)	¥6,842	¥—	¥—	¥(661)	¥6,181
Nidec (Zhejiang)	976	—	—	(54)	922
Nidec Sankyo	27,816	—	—	—	27,816
Nidec Copal	17,148	—	—	—	17,148
Nidec Tosok	1,337	—	—	—	1,337
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,059	—	—	(10)	2,049
Nidec Motor	1,088	11,511	—	(615)	11,984
Nidec Motors & Actuators	5,285	—	—	(399)	4,886
All Others	3,706	—	—	104	3,810

	72,818	11,511	—	(1,635)	82,694

Accumulated impairment losses:
Nidec Sankyo	(357)	—	—	—	(357)
Nidec Tosok	(230)	—	—	—	(230)

	(587)	—	—	—	(587)

	¥72,231	¥11,511	¥—	¥(1,635)	¥82,107

The changes in the carrying amount of goodwill for the year ended March 31, 2011 and 2012 are as follows:

	Yen in millions
	Balance as of April 1, 2011	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2012
Goodwill:
Nidec Electronics (Thailand)	¥6,181	¥—	¥—	¥(72)	¥6,109
Nidec (Zhejiang)	922	—	—	(10)	912
Nidec Sankyo	27,816	—	—	—	27,816
Nidec Copal	17,148	—	—	—	17,148
Nidec Tosok	1,337	—	—	—	1,337
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	11,984	—	—	0	11,984
Nidec Motors & Actuators	4,886	—	—	(149)	4,737
All Others	3,810	694	—	—	4,504

	82,694	694	—	(231)	83,157

Accumulated impairment losses:
Nidec Sankyo	(357)	—	(1,359)	—	(1,716)
Nidec Tosok	(230)	—	—	—	(230)
Nidec Copal	—	—	(686)	—	(686)

	(587)	—	(2,045)	—	(2,632)

	¥82,107	¥694	¥(2,045)	¥(231)	¥80,525

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

5. Supplemental cash flow information:

The supplemental information associated with the consolidated statements of cash flows for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Cash paid during the fiscal year for:
Income taxes	¥11,504	¥22,088	¥8,197
Interest	706	372	327
Non-cash investing and financing activities:
Capital leasing receivables	—	—	31
Capital lease obligations	602	1,022	214
Change in ownership of Nidec Servo in connection with share exchange transaction
—Change in common stock	—	1,186	—
—Change in treasury stock	—	3,002	—

6. Allowance for doubtful accounts:

NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.

An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2010, 2011 and 2012 is as follows:

	Yen in millions
	2010	2011	2012
Allowance for doubtful accounts at April 1	¥2,311	¥1,830	¥1,013
Provision for doubtful accounts, net of reversal	31	26	30
Write-offs	(492)	(912)	(30)
Translation adjustment and other	(20)	69	(11)

Allowance for doubtful accounts at March 31	¥1,830	¥1,013	¥1,002

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

7. Inventories:

Inventories consist of the following:

	0000000	0000000
	Yen in millions
	March 31
	2011	2012
Finished goods	¥39,477	¥40,069
Raw materials	23,303	25,363
Work in process	23,405	21,512
Project in progress	1,108	850
Supplies and other	3,084	3,659

	¥90,377	¥91,453

8. Other current assets:

Other current assets as of March 31, 2011 and 2012 consist of the following:

	0000000	0000000
	Yen in millions
	March 31
	2011	2012
Deferred tax assets (Note 16)	¥6,963	¥7,314
Other receivable	6,676	10,802
Time deposit	2,745	7,810
Other	6,438	9,156

	¥22,822	¥35,082

“Other” primarily consists of Advance Payments Trade and prepaid expenses.

9. Marketable securities and other securities investments:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,633	¥5,610	¥192	¥14,051
Held-to-maturity
Japanese government debt securities	301	1	—	302

	¥8,934	¥5,611	¥192	¥14,353

Securities not practicable to fair value
Equity securities	¥466

During the years ended March 31, 2010, 2011 and 2012, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥2,164 million, decreased by ¥681 million and decreased by ¥53 million, respectively.

Proceeds from sale or redemption of marketable securities were ¥94 million, ¥72 million and ¥100 million for the years ended March 31, 2010, 2011 and 2012, respectively. On those sales, gross realized gains were ¥66 million, ¥12 million and ¥0 million and gross realized losses were ¥0 million, ¥0 million and ¥0 million, respectively.

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

	Yen in millions
	March 31, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥1,643	¥282	¥241	¥70

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥1,103	¥92	¥770	¥100

NIDEC presumes a decline in value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of March 31, 2012, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

For the years ended March 31, 2011 and 2012, held-to-maturity securities of ¥200 million and ¥301 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

10. Other non-current assets:

Other non-current assets as of March 31, 2011 and 2012 consist of the following:

	0000000	0000000
	Yen in millions
	March 31
	2011	2012
Intangible assets *	¥24,292	¥23,325
Deferred tax assets	15,526	8,352
Other	2,848	2,509

	¥42,666	¥34,186

Notes:

*	“Intangible assets” information is described in Note 4 “Goodwill and other intangible assets”

11. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2011 and 2012 consist of the following:

	0000000	0000000
	Yen in millions
	March 31
	2011	2012
Loans, principally from banks with average interest at March 31, 2011 and 2012 of 0.19% and 0.22% per annum, respectively	¥52,018	¥59,608
Commercial papers with average interest at March 31, 2012 of 0.11% per annum	—	27,000

	¥52,018	¥86,608

At March 31, 2012, NIDEC had unused lines of credit amounting to ¥210,039 million with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Long-term debt at March 31, 2011 and 2012 is comprised of the following:

	0000000	0000000
	Yen in millions
	March 31
	2011	2012
Unsecured loans, representing obligations principally to banks and an insurance company Due 2011 to 2026 in 2011 with interest ranging from 0.00% to 6.40% per annum in 2011 Due 2012 to 2026 in 2012 with interest ranging from 0.00% to 6.40% per annum in 2012	¥305	¥255
Zero coupon convertible bonds due 2015 Convertible at ¥10,626 for one common share, redeemable before due date (see notes below)	100,447	100,347
Long-term capital lease obligations Due 2011 to 2017 in 2011, with interest from 0.18% to 12.43% per annum in 2011 Due 2012 to 2026 in 2012, with interest from 0.00% to 9.15% per annum in 2012	2,191	1,308

	102,943	101,910
Less—Current portion due within one year	(1,124)	(674)

	¥101,819	¥101,236

Note:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	0000000	0000000
	Yen in millions
	March 31
	2011	2012
Principal amount	¥100,000	¥100,000
Unamortized premium	447	347

Total	¥100,447	¥100,347

The yen denominated Zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 and the number of convertible shares is 9,410,878 as of March 31, 2012. The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

Yen in millions
Year ending March 31
2013	¥674
2014	343
2015	188
2016	100,492
2017	58
2018 and thereafter	¥155

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. There was no collateral furnished pursuant to the standard agreements with banks as of March 31, 2012 and 2011.

12. Other current liabilities:

Other current liabilities as of March 31, 2011 and 2012 consist of the following:

	Yen in millions
	March 31
	2011	2012
Income taxes payable	¥8,117	¥5,802
Payable for property, plant and equipment	6,011	11,734
Other	4,767	17,214

	¥18,895	¥34,750

“Other” primarily consists of deferred tax liabilities.

13. Pension and severance plans:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

For the year ended March 31, 2011 and 2012, the Company and certain subsidiaries in Japan changed pension and severance plans as follows:

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

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

	Yen in millions
	March 31
	2011	2012
Change in benefit obligation:
Benefit obligation at beginning of year	¥18,951	¥15,455
Service cost	949	983
Interest cost	253	213
Actuarial loss	634	337
Acquisition and other	—	691
Plan amendment	(841)	(625)
Curtailments	(442)	(221)
Settlements	(2,844)	(1,304)
Benefits paid	(1,205)	(1,274)

	15,455	14,255

Change in plan assets:
Fair value of plan assets at beginning of year	7,976	7,699
Actual return on plan assets	95	330
Employer contribution	2,741	677
Plan amendment	(109)	—
Settlements	(2,348)	(1,043)
Benefits paid	(656)	(567)

Fair value of plan assets at end of year	7,699	7,096

Funded status	¥(7,756)	¥(7,159)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2011	2012
Accrued pension and severance costs	¥7,756	¥7,159

Net amounts recognized	¥7,756	¥7,159

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2011	2012
Actuarial loss	¥(2,880)	¥(2,243)
Prior service credit	1,145	1,559

Pension liability adjustments, pre-tax	¥(1,735)	¥(684)

The accumulated benefit obligations for all defined benefit pension plans were ¥14,808 million and ¥14,002 million for the years ended March 31, 2011 and 2012, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2011	2012
Projected benefit obligations	¥15,454	¥14,255
Accumulated benefit obligations	14,808	14,002
Fair value of plan assets	¥7,699	¥7,096

Weighted-average assumptions used to determine benefit obligations as of March 31, 2011 and 2012 are as follows:

	March 31
	2011	2012
Discount rate	1.6%	1.6%
Rate of compensation increase	2.2%	2.3%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2010, 2011 and 2012 are as follows:

	For the year ended March 31
	2010	2011	2012
Discount rate	1.8%	1.8%	1.6%
Expected return on plan assets	1.8%	2.3%	2.3%
Rate of compensation increase	2.4%	2.3%	2.2%

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Components of net periodic (benefit) cost:
Service cost	¥1,155	¥949	¥983
Interest cost	331	253	213
Expected return on plan assets	(120)	(165)	(134)
Amortization of net actuarial loss	165	106	120
Amortization of prior service credit	(62)	(135)	(171)
(Gains) losses from curtailments and settlements	—	(249)	296

Net periodic pension cost	¥1,469	¥759	¥1,307

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2013 are ¥147 million and ¥124 million, respectively.

Foreign plans:

	Yen in millions
	March 31
	2011	2012
Change in benefit obligation:
Benefit obligation at beginning of year	¥5,002	¥5,661
Service cost	321	441
Interest cost	206	230
Actuarial (gain) loss	(43)	287
Acquisition and other	789	—
Foreign currency exchange rate changes	(439)	(254)
Benefits paid	(175)	(246)

	5,661	6,119

Change in plan assets:
Fair value of plan assets at beginning of year	435	593
Actual return on plan assets	57	37
Employer contribution	179	50
Foreign currency exchange rate changes	(30)	(12)
Benefits paid	(48)	(105)

Fair value of plan assets at end of year	593	563

Funded status	¥(5,068)	¥(5,556)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Amounts included in the consolidated balance sheet are comprised of:

	000000000	000000000
	Yen in millions
	March 31
	2011	2012
Accrued pension and severance costs	¥5,068	¥5,556

Net amounts recognized	¥5,068	¥5,556

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	0000000	0000000
	Yen in millions
	March 31
	2011	2012
Actuarial gain	¥301	¥(195)

Pension liability adjustments, pre-tax	¥301	¥(195)

The accumulated benefit obligations for all defined benefit pension plans were ¥5,441 million and ¥5,882 million for the years ended March 31, 2011 and 2012, respectively.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	0000000	0000000
	Yen in millions
	March 31
	2011	2012
Projected benefit obligations	¥5,661	¥6,119
Accumulated benefit obligations	5,441	5,882
Fair value of plan assets	¥593	¥563

Weighted-average assumptions used to determine benefit obligations as of March 31, 2011 and 2012 are as follows:

	00000000	00000000
	March 31
	2011	2012
Discount rate	5.7%	4.9%
Rate of compensation increase	2.9%	3.0%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2010, 2011 and 2012 are as follows:

	For the year ended March 31
	2010	2011	2012
Discount rate	6.0%	4.8%	5.7%
Expected return on plan assets	2.3%	2.0%	4.4%
Rate of compensation increase	2.5%	2.5%	2.9%

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Components of net periodic (benefit) cost:
Service cost	¥221	¥321	¥441
Interest cost	212	206	230
Expected return on plan assets	(16)	(90)	(48)
Amortization of net actuarial (gain) loss	(39)	5	(2)

Net periodic pension cost	¥378	¥442	¥621

Actuarial gain and losses are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial losses for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2013 is ¥31 million.

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

NIDEC’s portfolio for plans consists of three major components: approximately 7% is invested in equity securities, approximately 8% is invested in debt securities, and approximately 85% is invested in other investment vehicles, primarily consisting of investments in pooled funds and life insurance company general accounts.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of NIDEC’s pension plan assets at March 31, 2011 and 2012, by asset category, are as follows:

	Yen in millions
	Fair Value at March 31, 2011	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥469	¥469	¥—	¥—
Foreign companies	409	409	—	—
Debt securities:
Pooled funds *1	617	—	617	—
Other assets:
Cash and cash equivalents	746	746	—	—
Life insurance company general accounts	2,767	—	2,767	—
Pooled funds *2	3,284	—	3,284	—

Total	¥8,292	¥1,624	¥6,668	¥—

*1	These funds invest in approximately 80% Japanese bonds, 20% foreign bonds.
*2	These funds primarily invest in listed equity securities consisting of approximately 34% Japanese companies and 21% foreign companies, and debt security consisting of approximately 29% Japanese bonds and 12% foreign bonds.

	Yen in millions
	Fair Value at March 31, 2012	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥307	¥307	¥—	¥—
Foreign companies	228	228	—	—
Debt securities:
Pooled funds *1	598	—	598	—
Other assets:
Cash and cash equivalents	837	837	—	—
Life insurance company general accounts	2,833	—	2,833	—
Pooled funds *2	2,855	—	2,855	—

Total	¥7,658	¥1,372	¥6,286	¥—

*1	These funds invest in approximately 81% Japanese bonds, 19% foreign bonds.
*2	These funds primarily invest in listed equity securities consisting of approximately 32% Japanese companies and 21% foreign companies, and debt security consisting of approximately 28% Japanese bonds and 12% foreign bonds.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

NIDEC expects to contribute approximately ¥671 million to its defined benefit plans for the year ending March 31, 2013.

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions
	Japanese plans	Foreign plans
2013	¥812	¥336
2014	784	293
2015	795	383
2016	791	430
2017	722	370
Years 2018-2022	¥4,049	¥2,791

Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥203 million, ¥206 million and ¥252 million for the years ended March 31, 2010, 2011 and 2012, respectively. NIDEC expects to contribute approximately ¥162 million for the year ending March 31, 2013.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥340 million, ¥982 million and ¥1,533 million for the years ended March 31, 2010, 2011 and 2012, respectively. NIDEC expects to contribute approximately ¥1,600 million for the year ending March 31, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

14. Other long-term liabilities:

Other long-term liabilities as of March 31, 2011 and 2012 consist of the following:

	Yen in millions
	March 31
	2011	2012
Deferred tax liabilities	¥3,430	¥2,943
Unrecognized tax benefits, accrued interest and penalty*	9,595	2,163
Other	3,196	3,373

	¥16,221	¥8,479

Notes:

*	“Unrecognized tax benefits, accrued interest and penalty” information is described in Note 16 “Income taxes”

15. Equity:

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

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥102,889 million and ¥109,970 million for the years ended March 31, 2011 and 2012, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2012 includes amounts representing final cash dividends of ¥6,158 million, ¥45 per share.

Repurchased treasury stock is not entitled to a dividend under the Company Law. NIDEC resolved to repurchase its own shares at several meetings of its Board of Directors during the years ended March 31, 2011 and 2012. In accordance with the resolution, NIDEC repurchased 670,900 shares of treasury stock for the aggregate cost of ¥4,835 million and 1,645,800 shares of treasury stock for the aggregate cost of ¥10,148 million during years ended March 31, 2011 and 2012. NIDEC owned 6,593,647 shares, or ¥32,285 million and 8,240,496 shares, or ¥42,440 million of treasury stock repurchased for the years ended March 31, 2011 and 2012, which were restricted regarding the payment of cash dividend. On October 1, 2010, the Company made the Nidec Servo Corporation (“NSRV”) a wholly owned subsidiary by way of share exchange transaction. The Company allocated 721,534 shares of its common stock held in treasury, for the share exchange transaction. As a result of this share exchange transaction the Company’s interests in NSRV increased from 64.9% to 100%.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Retained earnings relating to equity in undistributed earnings reflect ¥197 million, ¥189 million and ¥190 million of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2010, 2011 and 2012.

The Company purchased additional interests in major subsidiaries from each noncontrolling interest. These purchases of additional interests were primarily related to the Nidec Sankyo Corporation (“NSNK”) and the Nidec Copal Corporation (“NCPL”). As a result, these capital transactions primarily increased the Company’s interests in NSNK and NCPL from 76.7% and 64.8% to 77.4% and 66.0%, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
For the year ended March 31, 2010:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(2,828)	¥(75)	¥(2,903)
Reclassification adjustments for gains and losses realized in net income	(218)	—	(218)
Unrealized gains (losses) from securities:
Unrealized holding gains arising during period	4,563	(1,915)	2,648
Reclassification adjustments for gains and losses realized in net income	162	(65)	97
Pension liability adjustment:
Actuarial losses arising during period	(107)	(175)	(282)
Prior service credit arising during period	138	(56)	82
Reclassification adjustments for actuarial gains and losses realized in net income	99	(68)	31
Reclassification adjustments for prior service credit and cost realized in net income	(62)	25	(37)

Other comprehensive income (loss)	¥1,747	¥(2,329)	¥(582)

For the year ended March 31, 2011:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(16,667)	¥67	¥(16,600)
Reclassification adjustments for gains and losses realized in net income	139	—	139
Unrealized gains (losses) from securities:
Unrealized holding losses arising during period	(1,739)	714	(1,025)
Reclassification adjustments for gains and losses realized in net income	190	(72)	118
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains arising during period	546	(208)	338
Reclassification adjustments for gains and losses realized in net income	(192)	73	(119)
Pension liability adjustment:
Actuarial losses arising during period	(657)	267	(390)
Prior service credit arising during period	841	(345)	496
Reclassification adjustments for actuarial gains and losses realized in net income	688	(282)	406
Reclassification adjustments for prior service credit and cost realized in net income	(135)	56	(79)

Other comprehensive income (loss)	¥(16,986)	¥270	¥(16,716)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax Amount
For the year ended March 31, 2012:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(2,665)	¥—	¥(2,665)
Reclassification adjustments for gains and losses realized in net income	105	—	105
Unrealized gains (losses) from securities:
Unrealized holding losses arising during period	(358)	129	(229)
Reclassification adjustments for gains and losses realized in net income	253	(31)	222
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized losses arising during period	(541)	216	(325)
Reclassification adjustments for gains and losses realized in net income	291	(112)	179
Pension liability adjustment:
Actuarial losses arising during period	(831)	114	(717)
Prior service cost arising during period	(10)	4	(6)
Reclassification adjustments for actuarial gains and losses realized in net income	891	(340)	551
Reclassification adjustments for prior service credit and cost realized in net income	463	(198)	265

Other comprehensive income (loss)	¥(2,402)	¥(218)	¥(2,620)

16. Income taxes:

The components of income from continuing operations before income tax comprise the following:

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Income from continuing operations before income taxes:
The Company and domestic subsidiaries	¥18,046	¥22,311	¥46,181
Foreign subsidiaries	57,925	59,655	24,675

	¥75,971	¥81,966	¥70,856

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The provision for income taxes consists of the following:

	0000000	0000000	0000000
	Yen in millions
	For the year ended March 31
	2010	2011	2012
Current income tax expense/(benefit):
The Company and domestic subsidiaries	¥9,267	¥14,033	¥(1,216)
Foreign subsidiaries	9,041	8,772	7,184

Total current	18,308	22,805	5,968

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	198	(3,861)	13,043
Foreign subsidiaries	(938)	(635)	(210)

Total deferred	(740)	(4,496)	12,833

Total provision	¥17,568	¥18,309	¥18,801

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 41.0% in 2010, 2011 and 2012. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	000000	000000	000000
	For the year ended March 31
	2010	2011	2012
Statutory tax rate	41.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(23.4)	(22.4)	(16.1)
Tax (benefit) on undistributed earnings	3.3	(0.1)	5.1
Valuation allowance	0.4	(1.7)	4.1
Liabilities for unrecognized tax benefits	3.4	5.3	(10.5)
Accumulated earnings tax of foreign subsidiaries	(0.1)	0.3	0.0
Changes in Japanese income tax rates	—	—	1.4
Other	(1.5)	(0.1)	1.5

Effective income tax rate	23.1%	22.3%	26.5%

The effective income tax rate increased 4.2 percentage points from 22.3% for the year ended March 31, 2011 to 26.5% for the year ended March 31, 2012. The main reasons for the increase were the net impact of a decrease in tax benefit in foreign subsidiaries, an increase in tax (benefit) on undistributed earnings, an increase in valuation allowance and a decrease in liabilities for unrecognized tax benefits. The decrease in tax benefit in foreign subsidiaries was mainly due to the decreases in profit of the Thailand subsidiaries. The decrease in liabilities for unrecognized tax benefits resulted from the application to transactions between Nidec Corporation and Nidec Electronics (Thailand) Co., Ltd. of a transfer pricing method that was provisionally agreed to in a bilateral advance pricing arrangement between the tax authorities. The influence of tax benefit in foreign subsidiaries occurred mainly in Thailand, the Philippines and China.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

On November 30, 2011, the Japanese National Diet approved various changes to the calculation of the statutory local income tax for companies, effective April 1, 2012. As a result, the normal statutory corporate income tax rate in Japan was reduced from approximately 41.0% to approximately 38.0% from April 1, 2012, and further to approximately 36.0% from April 1, 2015. The statutory tax rate used for calculating deferred tax assets and deferred tax liabilities, where temporary differences would be realized after April 1, 2012, was accordingly reduced from approximately 41.0% to approximately 38.0% or approximately 36.0%, as applicable.

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

In Thailand, NIDEC received privileges under the promotional certificates issued in December 2006 and March 2010. Under these privileges, NIDEC received an exemption from corporate income tax for a period of seven to eight years from the date of commencement of certain revenue-generating activities identified by the promotional certificate.

In the Philippines, NIDEC received certain tax incentives in April 2007, which included an income tax holiday for four years. This income tax holiday will be extended more for two years. In September 2011 NIDEC received another income tax holiday of a new project for four years.

The aggregate amounts and per share effects of tax holidays are as follows:

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Aggregate amounts of tax holidays	¥6,979	¥6,839	¥4,023

	Yen
Per share—basic	¥50.10	¥49.13	¥29.26

Diluted	¥50.10	¥47.44	¥27.38

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2011	2012
Deferred tax assets:
Inventories	¥2,474	¥3,650
Property, plant and equipment	6,894	7,570
Accrued bonus	2,497	2,324
Accrued enterprise tax	252	317
Pension and severance plans	4,617	3,677
Operating loss carryforwards for tax purposes	5,000	6,672
Foreign tax credit	7,222	7,880
Accrued vacation	859	949
Accrued expenses	1,550	1,839
Other	1,485	1,903

Gross deferred tax assets	32,850	36,781
Less—Valuation allowance	(6,235)	(9,786)

Net deferred tax assets	26,615	26,995

Deferred tax liabilities:
Basis difference of acquired assets	(2,672)	(3,613)
Undistributed earnings not permanently reinvested	(2,428)	(6,097)
Marketable securities	(1,401)	(125)
Intangible assets	(1,207)	(1,068)
Transfer pricing adjustments	—	(9,363)
Other	(254)	(1,172)

Gross deferred tax liabilities	(7,962)	(21,438)

Net deferred tax assets	¥18,653	¥5,557

Operating loss carryforwards for tax purposes of consolidated subsidiaries on March 31, 2012 amounted to approximately ¥22,138 million and are available as an offset against future taxable income of such subsidiaries.

With the exception of ¥4,712 million with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 9 years.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2010, 2011 and 2012 consist of the following:

	Yen in millions
	March 31
	2010	2011	2012
Valuation allowance at beginning of year	¥(7,026)	¥(7,606)	¥(6,235)
Additions	(1,693)	(1,535)	(3,490)
Deductions	1,113	2,906	1,581
Impact of acquisition of companies	—	—	(1,642)

Valuation allowance at end of year	¥(7,606)	¥(6,235)	¥(9,786)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2011	2012
Deferred tax assets:
Other current assets	¥6,963	¥7,314
Other non-current assets	15,526	8,352
Deferred tax liabilities:
Other current liabilities	(406)	(7,166)
Other long-term liabilities	(3,430)	(2,943)

Net deferred tax assets	¥18,653	¥5,557

Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥113,808 million as of March 31, 2012. NIDEC estimates an additional deferred tax liability of ¥11,741 million would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Yen in millions
	March 31,
	2010	2011	2012
Balance at April 1	¥2,374	¥4,887	¥9,199
Additions for tax positions of the current year	2,944	4,312	1,766
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	(431)	—	—
Lapse of the applicable statute of limitations	—	—	—
Settlements	—	—	(9,199)

Balance at March 31	¥4,887	¥9,199	¥1,766

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥1,766 million.

During the year ended March 31, 2012, the relevant tax authorities of Japan and Thailand reached a provisional agreement on a bilateral APA, for which NIDEC had submitted requests with respect to certain intercompany transactions between related parties in Japan and Thailand. NIDEC decided to accept the transfer pricing method provisionally agreed to between these tax authorities. The additional provision for income taxes arising in connection with the transfer pricing adjustment on a consolidated basis was accrued as the unrecognized tax benefit.

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

NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of other, net in the consolidated statements of income. The interest and penalties for the fiscal year ended March 31, 2010, 2011 and 2012, respectively, had no material impact on its consolidated results of operations. The total gross accrued interest and penalty were ¥396 million and ¥396 million at March 31, 2011 and 2012, respectively.

NIDEC remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2005, with various tax jurisdictions including Japan.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

17. Reconciliation of the differences between basic and diluted earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the years ended March 31, 2010, 2011 and 2012.

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2010:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	¥53,614	139,291	¥384.91
Loss on discontinued operations attributable to Nidec Corporation	(1,653)	139,291	(11.87)
Net income attributable to Nidec Corporation	51,961	139,291	373.04

Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	53,614	139,291	384.91
Loss on discontinued operations attributable to Nidec Corporation	(1,653)	139,291	(11.87)
Net income attributable to Nidec Corporation	¥51,961	139,291	¥373.04

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2011:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	¥56,536	139,216	¥406.10
Loss on discontinued operations attributable to Nidec Corporation	(4,203)	139,216	(30.19)
Net income attributable to Nidec Corporation	52,333	139,216	375.91

Effect of dilutive securities
Zero coupon convertible bonds	(29)	4,950
Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	56,507	144,166	391.96
Loss on discontinued operations attributable to Nidec Corporation	(4,203)	144,166	(29.16)
Net income attributable to Nidec Corporation	¥52,304	144,166	¥362.80

For the year ended March 31, 2012:
Basic net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	46,242	137,490	336.33
Loss on discontinued operations attributable to Nidec Corporation	(5,511)	137,490	(40.08)
Net income attributable to Nidec Corporation	40,731	137,490	296.25

Effect of dilutive securities
Zero coupon convertible bonds	(55)	9,411
Diluted net income attributable to Nidec Corporation per share
Income from continuing operations attributable to Nidec Corporation	46,187	146,901	314.41
Loss on discontinued operations attributable to Nidec Corporation	(5,511)	146,901	(37.52)
Net income attributable to Nidec Corporation	¥40,676	146,901	¥276.89

NIDEC has no dilutive securities outstanding for the year ended March 31, 2010, therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

18. Derivatives:

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

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2011	March 31, 2012
Foreign exchange forward contracts	¥2,930	¥7,609
Commodity futures	1,964	3,102

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2011	March 31, 2012
Interest rate currency swap agreements	¥24	¥—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2011	March 31, 2012
Foreign exchange forward contracts	Other current assets	¥477	¥165
Commodity futures	Other current assets	179	22

Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2011	March 31, 2012
Foreign exchange forward contracts	Other current liabilities	¥—	¥—
Commodity futures	Other current liabilities	—	44

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2011	March 31, 2012
Interest rate currency swap agreements	Other current liabilities	¥2	¥—

The Effect of Derivative Instruments on the Consolidated Statements of Income for the year ended March 31

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Foreign exchange forward contracts	¥—	¥152	¥(68)
Commodity futures	—	67	(78)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the year ended March 31
		2010	2011	2012
Foreign exchange forward contracts	Cost of sales	¥—	¥55	¥17
Commodity futures	Cost of sales	—	64	(196)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the year ended March 31, 2012.

A net gain of ¥51 million in accumulated other comprehensive income at March 31, 2012 is expected to be reclassified into earnings within the next 12 months.

As of March 31, 2012, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 21 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the year ended March 31
		2010	2011	2012
Foreign exchange forward contracts	Other, net	¥0	¥2	¥—
Interest rate currency swap agreements	Other, net	2	(1)	2

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

19. Fair Value:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Fair Value at March 31, 2012	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,051	¥14,051	—	—
Derivatives	¥187	¥22	¥165	—

Total assets:	¥14,238	¥14,073	¥165	—

Liabilities:
Derivatives	¥44	¥44	—	—

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

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions		Yen in millions
	March 31, 2011		March 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated Fair value
Asset (Liability)
Cash and cash equivalents	¥94,321	¥94,321	¥130,290	¥130,290
Short-term investments	2,745	2,745	7,810	7,810
Short-term loan receivable	141	141	119	119
Long-term loan receivable	241	243	85	86
Short-term borrowings	(52,018)	(52,018)	(59,608)	(59,608)
Commercial papers	—	—	(27,000)	(27,000)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,751)	¥(104,891)	¥(100,602)	¥(103,218)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term loans receivable, short-term borrowings and commercial papers are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

20. Related party transactions:

As of March 31, 2012, the Chief Executive Officer (“CEO”) of the Company, a business entity indirectly owned by the CEO, and the CEO’s immediate family member held 8.8%, 4.0% and 1.9% of the outstanding shares of the Company, respectively.

In October 2010, the Company entered into a share exchange transaction with NSRV to make NSRV a wholly owned subsidiary of the Company. The Company allocated 721,534 shares of the Company’s common stock held in treasury into shareholders of NSRV except for the Company. The CEO was allocated 74,100 shares of the Company’s common stock held in treasury in exchange for shares of NSRV which the CEO had owned. This related party transaction with the CEO was at arm’s-length. This related party transaction did not have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

21. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2011	2012
Machinery and equipment	¥5,173	¥3,091
Other leased assets	195	112
Less—Accumulated amortization	(3,792)	(2,152)

	¥1,576	¥1,051

Amortization expenses under capital leases for the years ended March 31, 2010, 2011 and 2012 were ¥1,005 million, ¥1,039 million and ¥835 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2012 are as follows:

Yen in millions
Year ending March 31:
2013	¥670
2014	318
2015	163
2016	118
2017	39
2018 and thereafter	34

Total minimum lease payments	1,342
Less—Amount representing interest	(34)

Present value of net minimum lease payments	1,308
Less—Current obligations	(652)

Long-term capital lease obligations	¥656

Rental expenses under operating leases for the years ended March 31, 2010, 2011 and 2012 were ¥1,674 million, ¥1,472 million and ¥1,526 million, respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2012 are as follows:

Yen in millions
Year ending March 31:
2013	¥1,481
2014	808
2015	395
2016	291
2017	462
2018 and thereafter	742

Total minimum future rentals	¥4,179

NIDEC is a lessor in direct financing leases and operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. The direct financing leases did not have a material impact on our consolidated financial position or results of operations.

Rental revenues under operating leases for the years ended March 31, 2010, 2011 and 2012 were ¥317 million, ¥376 million and ¥373 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms as of March 31, 2012 are as follows:

Yen in millions
Year ending March 31:
2013	¥367
2014	211
2015	—
2016	—
2017	—
2018 and thereafter	—

Total minimum future rentals	¥578

22. Flooding in Thailand:

The flooding in Thailand that occurred in October 2011 caused water damage to buildings, machinery, and other property, plant and equipment as well as inventories at some of NIDEC’s subsidiaries. For the year ended March 31, 2012, NIDEC has recognized a loss of ¥17,269 million, which comprises ¥13,730 million for property, plant and equipment and ¥3,539 million for inventory associated with water damage.

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand for NIDEC. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries that exceed the loss of ¥17,269 million. As a result, the Company has recorded a net gain of ¥5,932 million in operating gain for the year ended March 31, 2012.

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2012 for the purchase of property, plant and equipment and other assets approximated ¥7,292 million.

Contingencies -

NIDEC has guaranteed approximately ¥86 million of bank loans for employees in connection with their housing costs at March 31, 2012. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥86 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Concentration of risk -

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s two largest customers represented approximately 31%, 25% and 22% of consolidated net sales for the years ended March 31, 2010, 2011 and 2012, respectively. Sales to NIDEC’s largest customer were approximately 17%, 13% and 12% of consolidated net sales for the years ended March 31, 2010, 2011 and 2012, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2011, the two largest customers with outstanding accounts receivable balances totaled ¥31,283 million, or 20% of the gross accounts receivable, compared to ¥39,159 million, or 23% of the gross accounts receivable, at March 31, 2012. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Product warranty –

NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2011 and 2012 are summarized as follows:

	Yen in millions
	March 31
	2011	2012
Balance at beginning of year	¥85	¥959
Addition	928	643
Utilization	(61)	(620)
Foreign exchange impact	7	(11)

Balance at end of year	¥959	¥971

24. Discontinued Operations

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

As of March 31, 2012, NIDEC discontinued the lens actuator (“LAC”) business, the tape drive and disk drive mechanism (“PGN”) business included within the “NSNK” reportable segment, and the compact digital camera lens unit (“CLU”) business included within the “NCPL” reportable segment, in order to improve profitability by prioritizing NIDEC’s investment of management resources to the development and production of new products and areas with more potential for growth than the LAC, PGN and CLU businesses. Total exit costs of the LAC, PGN and CLU businesses were ¥5,800 million (net of tax ¥4,412 million), which includes an impairment loss of ¥2,045 million of goodwill, loss on disposal of inventories and fixed assets, and other closing costs.

The operating results of the SME, SLU, LAC, PGN and CLU businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”. All prior period information has been reclassified to be consistent with the current period presentation.

Operating results of discontinued operations for the year ended March 31, 2010, 2011 and 2012 were as follows:

	Yen in millions
	For the year ended March 31, 2010
	SME Business	SLU business	LAC business	PGN business	CLU business	Total
Net sales	¥604	¥1,430	¥3,279	¥3,604	¥7,594	¥16,511

(Loss) income on discontinued operations before income taxes	¥(2,047)	¥(181)	¥(706)	¥(502)	¥420	¥(3,016)
Income taxes	760	11	(14)	(17)	69	809

(Loss) income on discontinued operations	¥(1,287)	¥(170)	¥(720)	¥(519)	¥489	¥(2,207)

	Yen in millions
	For the year ended March 31, 2011
	SLU business	LAC business	PGN business	CLU business	Total
Net sales	¥5,120	¥2,391	¥3,168	¥6,983	¥17,662
Loss on discontinued operations before income taxes	¥(4,571)	¥(1,409)	¥(663)	¥(369)	¥(7,012)
Income taxes	1,065	(289)	8	57	841

Loss on discontinued operations	¥(3,506)	¥(1,698)	¥(655)	¥(312)	¥(6,171)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31, 2012
	LAC business	PGN business	CLU business	Total
Net sales	¥1,576	¥1,365	¥2,674	¥5,615

Loss on discontinued operations before income taxes	¥(2,203)	¥(1,817)	¥(3,776)	¥(7,796)
Income taxes	(269)	129	168	28

Loss on discontinued operations	¥(2,472)	¥(1,688)	¥(3,608)	¥(7,768)

25. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2010, 2011 and 2012:

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥203,845	¥196,265	¥176,932
Other small precision brushless DC motors	72,362	70,149	69,753
Brushless DC fans	32,651	33,801	30,327
Other small precision motors	18,023	18,883	28,174

Sub-total	326,881	319,098	305,186
General motors	73,381	137,251	178,214
Machinery	47,966	77,329	64,904
Electronic and optical components	94,545	107,693	95,580
Others	28,779	34,617	38,436

Consolidated total	¥571,552	¥675,988	¥682,320

The “Hard disk drives spindle motors” group of products consists of hard disk drives spindle motors for 3.5-inch, 2.5-inch, and 1.8-inch hard disk drives.

The “Other small precision brushless DC motors” group of products consists of brushless motors for many types of products, including optical disk drives, copiers, printers and fax machines.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

Geographic information –

Revenues from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2010, 2011 and 2012, and long-lived assets for the years ended March 31, 2011 and 2012 are as follows:

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Net sales:
Japan	¥245,977	¥295,376	¥260,470
U.S.A.	11,352	46,579	71,317
Singapore	33,673	28,015	40,595
Thailand	102,261	99,932	75,908
The Philippines	14,884	10,657	19,683
China	122,833	139,264	148,553
Other	40,572	56,165	65,794

Consolidated total	¥571,552	¥675,988	¥682,320

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2011	2012
Long-lived assets:
Japan	¥84,916	¥84,299
U.S.A.	17,897	15,650
Singapore	1,374	1,412
Thailand	39,810	33,476
The Philippines	11,779	11,691
China	43,342	47,260
Other	35,291	37,043

Consolidated total	¥234,409	¥230,831

(2) Operating segment information:

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC has changed segment reporting to align with changes in its management decision-making process for the six months ended September 30, 2011. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been included in the Nidec Electronics (Thailand) segment, as we aimed to enhance their hard disk drive motors businesses mainly in Thailand. Additionally, the Nidec Sole Motor group is no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment since April 2011.

All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the year ended March 31, 2010, 2011 and 2012.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sells hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produces and sells hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

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

The following tables show net sales to external customers and other financial information by operating segment for the years ended March 31, 2010, 2011 and 2012:

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Net sales to external customers:
Nidec Corporation	¥67,285	¥72,334	¥46,901
Nidec Electronics (Thailand)	90,907	86,086	64,226
Nidec (Zhejiang)	22,948	24,500	26,430
Nidec (Dalian)	6,976	4,218	4,269
Nidec Singapore	26,157	19,082	34,220
Nidec (H.K.)	51,390	55,724	50,748
Nidec Philippines	10,891	7,337	15,326
Nidec Sankyo	68,924	86,027	78,589
Nidec Copal	53,681	58,396	51,124
Nidec Tosok	23,345	29,745	33,358
Nidec Copal Electronics	24,954	30,553	29,098
Nidec Techno Motor	35,029	42,935	40,058
Nidec Motor	3,032	50,886	83,999
Nidec Motors & Actuators	32,186	38,371	44,748
All Others	54,768	69,402	78,268

Total	572,473	675,596	681,362
Adjustments *1	(921)	392	958

Consolidated total	¥571,552	¥675,988	¥682,320

*1	US GAAP adjustments primarily relate to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC had sales to two customers of ¥176,100 million, ¥165,797 million, ¥151,253 million within the Nidec Corporation, Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K.) and “All Others” segments for the year ended March 31, 2010, 2011 and 2012, respectively, that exceeded 10% of NIDEC’s net sales.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Net sales to other operating segments:
Nidec Corporation	¥77,125	¥74,406	¥100,064
Nidec Electronics (Thailand)	43,695	45,219	36,649
Nidec (Zhejiang)	6,028	6,618	3,617
Nidec (Dalian)	24,274	20,852	15,471
Nidec Singapore	390	451	448
Nidec (H.K.)	4,142	1,587	1,162
Nidec Philippines	28,019	28,504	24,390
Nidec Sankyo	395	556	396
Nidec Copal	2,357	2,632	2,318
Nidec Tosok	156	201	150
Nidec Copal Electronics	31	27	20
Nidec Techno Motor	818	889	952
Nidec Motor	—	—	30
Nidec Motors & Actuators	9,432	6,702	11,607
All Others	52,853	55,039	52,944

Total	249,715	243,683	250,218
Intersegment elimination	(249,715)	(243,683)	(250,218)

Consolidated total	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Operating income or loss:
Nidec Corporation	¥8,066	¥6,799	¥7,497
Nidec Electronics (Thailand)	23,227	21,473	15,027
Nidec (Zhejiang)	2,114	2,351	774
Nidec (Dalian)	4,808	2,658	431
Nidec Singapore	319	245	781
Nidec (H.K.)	661	564	359
Nidec Philippines	6,939	5,403	7,799
Nidec Sankyo	8,578	13,226	7,414
Nidec Copal	5,655	9,557	6,384
Nidec Tosok	2,825	4,009	3,140
Nidec Copal Electronics	2,422	4,969	4,194
Nidec Techno Motor	1,938	4,018	4,591
Nidec Motor	13	240	2,111
Nidec Motors & Actuators	553	1,274	3,126
All Others	11,450	16,184	11,177

Total	79,568	92,970	74,805

Consolidation adjustments mainly related to elimination of intersegment profits	639	1,455	2,794
Reclassification *1	(389)	(1,090)	(3,072)
U.S. GAAP adjustments and Others *2	(536)	(466)	(1,457)

	¥79,282	¥92,869	¥73,070

*1	Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.
*2	Others is mainly from the amortization of capitalized assets related to business combinations.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2010	2011	2012
Depreciation:
Nidec Corporation	¥1,941	¥1,072	¥995
Nidec Electronics (Thailand)	5,721	6,569	5,085
Nidec (Zhejiang)	1,357	1,430	1,231
Nidec (Dalian)	529	780	802
Nidec Singapore	78	79	70
Nidec (H.K.)	3	7	6
Nidec Philippines	2,717	2,734	2,598
Nidec Sankyo	3,957	3,830	3,715
Nidec Copal	3,340	3,990	3,115
Nidec Tosok	1,768	2,119	2,660
Nidec Copal Electronics	1,325	1,254	1,150
Nidec Techno Motor	1,854	1,676	1,491
Nidec Motor	99	2,914	3,892
Nidec Motors & Actuators	1,494	1,383	1,423
All Others	4,188	4,150	4,297

Total	30,371	33,987	32,530
U.S. GAAP adjustments *1 and Others *2	(1,186)	(1,006)	(1,019)

Consolidated total	¥29,185	¥32,981	¥31,511

*1	Some leased properties are not capitalized in the operating segments but are capitalized under U.S. GAAP.
*2	The amount of each segment includes amortization of intangible assets. Others mainly represent adjustments to exclude the amortization of intangible assets in order to reconcile amounts to consolidated total of depreciation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2011	2012
Segment assets:
Nidec Corporation	¥447,220	¥488,939
Nidec Electronics (Thailand)	76,327	107,523
Nidec (Zhejiang)	17,197	15,267
Nidec (Dalian)	20,524	19,119
Nidec Singapore	8,278	23,886
Nidec (H.K.)	16,262	17,345
Nidec Philippines	25,220	31,530
Nidec Sankyo	104,650	99,089
Nidec Copal	66,813	70,809
Nidec Tosok	36,682	38,035
Nidec Copal Electronics	34,641	35,517
Nidec Techno Motor	41,666	33,846
Nidec Motor	75,017	72,846
Nidec Motors & Actuators	32,703	43,053
All Others	104,818	127,875

Total	1,108,018	1,224,679
Elimination of intersegment assets, net of taxes	(450,539)	(510,192)
Intangible assets and other fair value adjustments	13,990	11,809
Goodwill	82,107	80,525
U.S.GAAP adjustments and Others *1	(5,371)	(6,420)

Consolidated total	¥748,205	¥800,401

*1	Others is mainly due to the reclassification of deferred tax assets and liabilities on consolidation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2011	2012
Expenditure for segment assets:
Nidec Corporation	¥2,237	¥426
Nidec Electronics (Thailand)	10,163	11,152
Nidec (Zhejiang)	931	255
Nidec (Dalian)	2,156	967
Nidec Singapore	7	11
Nidec (H.K.)	19	5
Nidec Philippines	3,349	1,584
Nidec Sankyo	3,777	3,980
Nidec Copal	5,811	6,151
Nidec Tosok	2,586	1,944
Nidec Copal Electronics	1,741	1,413
Nidec Techno Motor	1,213	1,733
Nidec Motor	2,605	1,993
Nidec Motors & Actuators	1,287	1,471
All Others	4,356	4,124

Total	42,238	37,209
Reconciliation *1	12,772	4,237

Consolidated total	¥55,010	¥41,446

*1	The amounts of expenditure for segment assets are presented on an accrual basis while the amounts of consolidated total are presented on a cash basis.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

26. Subsequent events:

Dividends for the fiscal year ended March 31, 2012

Subsequent to March 31, 2012, the Company’s Board of Directors declared a cash dividend of ¥6,158 million payable on June 5, 2012 to stockholders as of March 31, 2012.

Completion of Acquisition of The Minster Machine Company

On April 2, 2012, Nidec-Shimpo Corporation, the Company’s wholly owned subsidiary, acquired all of the voting rights in The Minster Machine Company (“Minster”).

1) Purpose of transaction	Minster is a leading U.S. manufacturer of medium-sized and large-sized high-speed, high-rigidity press machines and large-sized press machines for dies for motor parts, which would be included in NIDEC’s “machinery” product category. Following the acquisition, NIDEC continues to pursue NIDEC’s group-wide growth strategy by seeking to increase sales by expanding our business not only in NIDEC’s existing electronic parts market but also in wider markets, including the beverage can and automobile parts markets.

2) Funds for transaction	Own funds

Completion of Acquisition of Ansaldo Sistemi Industriali S.p.A.

On May 31, 2012, NIDEC acquired all of the voting rights in Ansaldo Sistemi Industriali S.p.A., an Italian company, from HVEASI Holding, B.V. (Netherlands), a privately owned company affiliated with Patriarch Partners, LLC, and entered into a share purchase agreement with HVEASI Holding, B.V. (Netherlands).

1) Purpose of transaction	Through this transaction, NIDEC aims to accelerate the global expansion of NIDEC’s industrial motor business, which is a part of the general motor business where NIDEC has increasingly focused NIDEC’s efforts as one of the principal growth areas, by gaining sales platforms in markets where NIDEC currently does not have significant sales and by expanding NIDEC’s product offerings to include a wider range of products that are currently not in NIDEC’s product portfolio.

2) Funds for transaction	Own funds

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A Share Exchange Agreement to Make Nidec Sankyo Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 24, 2012, NIDEC decided, at a meeting of the board of directors, to enter into a share exchange transaction (the “Share Exchange”) with Nidec Sankyo Corporation (“NSNK”) to make NSNK a wholly owned subsidiary, and entered into a share exchange agreement with NSNK on the same day.

1) Reason for the share exchange	The Company and NSNK have determined that, in order for NSNK to further grow its business and improve its profitability, it is imperative that management decisions be made promptly and flexibly, resources be fully shared with the Company, investments by both the Company and NSNK produce better results, and an operational structure be established where NSNK is fully integrated with the Company to achieve better performance.

2) Share exchange procedure and effective date	The Share Exchange will become effective on October 1, 2012, per approval of NSNK’s shareholders at the ordinary general meeting held on June 18, 2012. The Company uses a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

3) Ratio applied to the allocation of shares

For each share of NSNK common stock, 0.068 shares of the Company’s common stock will be allocated.

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of the Company and NSNK.

4) Number of shares of the Company allocated in the share exchange	The Company expects to allocate 3,175,755 shares of its common stock in the Share Exchange. The Company intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

27. Quarterly Financial Data for the year ended March 31, 2012: (Unaudited)

	Yen in millions
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	¥176,634	¥180,657	¥157,442	¥167,587	¥682,320
Income from continuing operations before income taxes	18,260	16,327	14,206	22,063	70,856
Net income attributable to Nidec Corporation	¥12,210	¥10,319	¥9,125	¥9,077	¥40,731

Net income attributable to Nidec Corporation per share:
Basic	88.20	74.86	66.68	66.34	296.25
Diluted	82.49	69.98	62.30	61.98	276.89

Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.