Form 20-F
period 2013-03-31
NIDEC CORP
filed 2013-07-19
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

As of March 31, 2013, 145,075,080 shares of common stock were outstanding, including 809,133 shares represented by 3,236,532 American Depositary Shares and 10,393,522 shares held in treasury.

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

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan, “Euro,” EUR” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “peso” or “MXN” means the lawful currency of the United Mexican States, “yuan” means the lawful currency of People’s Republic of China, and “forint” or “HUF” means the lawful currency of Hungary.

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital and financial markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in “Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report and include, but are not limited to:

•

general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies,

•

our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the hard disk spindle motor technology, which are offered in highly competitive markets characterized by continual new product introductions, rapid technological development and shifts in use,

•	abrupt changes in our customers’ market position, particularly as a result of mergers and acquisitions,

•	the effectiveness of our measures designed to streamline our business structure and the impact of expenses relating to streamlining our business structure,

•	our ability to acquire and successfully integrate companies with complementary technologies and product lines,

•

any negative impact on our businesses of natural or human-caused disasters and other incidents beyond our control in the countries where our manufacturing and research and development operations are concentrated, including Japan, Thailand and China,

•	increase in raw material and labor costs,

•	exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated,

•	fluctuations in interest rates, and

•

any failure to comply with applicable laws and regulations, including due to adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing or other operations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table includes selected historical financial data for the fiscal years ended March 31, 2009 through 2013 derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included elsewhere in this annual report.

Selected Financial Data

	Year ended March 31,
	2009(1)	2010(1)	2011(1)	2012(1)	2013
	(Yen in millions, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥592,794	¥571,552	¥675,988	¥682,320	¥709,270
Cost of products sold	462,974	421,190	500,034	523,729	572,605
Selling, general and administrative expenses	50,524	46,809	55,348	55,471	84,760
Operating income	52,773	79,282	92,869	73,070	17,627
Income from continuing operations before income taxes	48,018	75,971	81,966	70,856	13,427
Net income attributable to Nidec Corporation	28,353	51,961	52,333	40,731	7,998
Balance sheet data (period end):
Total assets	¥702,884	¥692,791	¥748,205	¥800,401	¥1,004,852
Short-term borrowings	221,342	115,467	52,018	86,608	32,798
Current portion of long-term debt	1,883	1,497	1,124	674	133,628
Long-term debt	2,578	1,745	101,819	101,236	146,271
Total Nidec Corporation shareholders’ equity	297,148	340,309	355,250	370,182	415,502
Common stock	66,551	66,551	66,551	66,551	66,551
Number of shares outstanding	145,075,080	145,075,080	145,075,080	145,075,080	145,075,080
Per share data:
Income from continuing operations per share—basic	¥217.39	¥384.91	¥406.10	¥336.33	¥59.37
Loss on discontinued operations per share—basic	(19.97)	(11.87)	(30.19)	(40.08)	—
Net income attributable to Nidec Corporation per share—basic	197.42	373.04	375.91	296.25	59.37
Income from continuing operations per share—diluted	213.79	384.91	391.96	314.41	55.07
Loss on discontinued operations per share—diluted	(19.67)	(11.87)	(29.16)	(37.52)	—
Net income attributable to Nidec Corporation per share—diluted	194.12	373.04	362.80	276.89	55.07
Cash dividends declared per share	¥60.00	¥65.00	¥85.00	¥90.00	¥85.00
Cash dividends declared per share(2)	$0.61	$0.70	$1.02	$1.10	$0.90

Notes:

(1)	As of March 31, 2011, we discontinued our specialty lens unit, or SLU, business which had previously been included in the “electronic and optical components” category. As of March 31, 2012, we discontinued our lens actuator, or LAC, business, which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism, or PGN, business, and our compact digital camera lens unit, CLU, business, both of which had previously been included in the “electronic and optical components” product category. The operating results of the SME, SLU, LAC, PGN and CLU businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in our audited consolidated statements of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”). All prior period, SME, SLU, LAC, PGN and CLU amounts in the above table, except for the balance sheet data, have also been so reclassified as to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2009 through 2013.
(2)	U.S. dollar amounts for dividends are translated from the respective Japanese yen amounts for convenience at the exchange rate as of the end of each period.

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

	High	Low	Average	Period-end
Year ended March 31,
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.00	82.76
2012	85.26	75.72	78.82	82.41
2013	96.16	77.41	83.26	94.16
Calendar period
January 2013	91.28	86.92	89.06	91.28
February 2013	93.64	91.38	93.00	92.36
March 2013	96.16	93.32	94.77	94.16
April 2013	99.61	92.96	97.76	97.52
May 2013	103.52	97.28	100.92	100.83
June 2013	100.15	94.29	97.24	99.21

As of July 12, 2013, the noon buying rate was ¥99.39 per $1.00.

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

Net sales of spindle motors for HDDs in computers, and digital home appliances, such as DVD recorders, were 29.0%, 25.9% and 23.3% of our total net sales in the fiscal years ended March 31, 2011, 2012, and 2013, respectively. Reduced demand for, or lower prices of, HDDs could result in a decrease in our net sales, adversely affecting our results of operations.

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

Demand for HDDs declined in recent periods and may further decline as a result of a shift in the computer industry to alternative storage technologies, such as solid-state drives, or SSDs. For example, demand for HDDs may further decline if the trend continues or accelerates where small portable PCs using HDDs are replaced by smart phones, tablet devices and other products, using SSDs, with functions overlapping with those of PCs. If the price per memory capacity for SSDs or other alternative technologies is reduced in the future to a level competitive with that for HDDs, demand for HDDs could decline, which in turn could result in reduced sales of our spindle motors.

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

Because of our dependence on the information storage and communication industry, our business may be adversely affected by a decline in the market.

A substantial portion of our net sales depends on sales of information storage and communication equipment and peripherals that incorporate our products, including small precision motors. Although we have been diversifying our products and entering into new markets, such as motors for use in home appliances and automobiles, we expect to continue to derive a significant portion of our revenues from the sale of products for use in information storage and communication equipment and peripherals. For example, our net sales were negatively affected in the fiscal year ended March 31, 2013 as the markets for HDDs and optical disk drives experienced a significant slowdown due to weaker consumer spending and decreasing demand for traditional disk drive products. The markets for information storage and communication equipment and peripherals may be further affected by:

•	rapid technological change,

•	emergence of new processes for or approaches to data storage,

•	frequent new product introductions and short product life cycles,

•	significant price competition and price erosion,

•	fluctuating inventory levels,

•	over-capacity or capacity constraints due, in part, to cyclical and seasonal market patterns,

•	variations in manufacturing costs and yields, and

•	significant expenditures for manufacturing equipment and product development.

If any of the foregoing factors leads to a decline in the market for information storage and communication equipment and peripherals, our net sales could decrease, and our results of operations could be materially and adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Western Digital Corporation, including sales to Hitachi Global Storage Technologies, which Western Digital acquired in March 2012, were approximately 13%, 12% and 11% of our total net sales for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Sales to our second largest customer, Seagate Technology LLC, including sales to the hard disk drive, or HDD, business of Samsung Electronics Co., Ltd., which Seagate Technology acquired in December 2011, were approximately 11%, 10% and 9% of total net sales for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Our sales to the two largest customers relate to motors used in HDDs for the computer market, which has experienced a significant slowdown due to weaker consumer spending and decreasing demand for traditional disk drive products in recent periods. As a result of customer concentration, our net sales could be significantly impacted in the event of:

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

We expect downward pricing pressure to continue in all markets where we provide our products. The hard disk drive industry, where competition is particularly harsh, is characterized by rapidly declining selling prices over the life of a product even for those products which are competitive and timely to market. For example, the average unit price of our spindle motors for HDDs on a Japanese yen basis decreased approximately 8% and 7% during the fiscal years ended March 31, 2011 and 2012, respectively, and increased approximately 11% during the fiscal year ended March 31, 2013. On a U.S. dollar basis, the average unit price of our spindle motors for HDDs decreased approximately 1% during the fiscal year ended March 31, 2011, and increased approximately 1% and 5% during the fiscal year ended March 31, 2012 and 2013, respectively. In general, the selling price of a spindle motor decreases over time as the supply of such products increases and as the existing technology becomes obsolete. Also, intense price competition among customers may pressure us to lower the prices of our products while the price of raw materials used in our products may increase due to rising demand for such raw materials in emerging economies, which may make it difficult for us to maintain the current level of profitability. If we are not able to achieve cost reductions, or develop new products with lower production costs, our business, financial condition and results of operations could be adversely impacted.

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

We rely on third party suppliers for some of the raw materials, such as aluminum and rare earth materials, and some of the components, such as connectors, electric circuits, magnets and other unit assemblies, used in our manufacturing processes. Our production capacity will be limited if one or more of these materials or components become unavailable or available in reduced quantities due to increased prices for such materials. Financial or operational disruptions or slowdowns suffered by our principal suppliers or shippers may negatively affect the availability of raw materials or components. In addition, governmental action that adds conditions to the use of raw materials or components or imposes additional disclosure or other regulatory compliance requirements relating to such materials or components may also affect their availability. For example, regulatory developments imposing due diligence and disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries may limit the pool of suppliers that can provide us with “conflict-free” materials and components or may result in reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of the minerals used in our products.

If the sources or availability of materials or components necessary for our products becomes limited, we may have to devote significant resources to secure alternative suppliers or shippers, find substitutes for such materials or components, or develop designs and technologies that reduce or eliminate the need for such materials or components. If our sources of materials and supplies are unavailable for a significant period of time without any such substitute, design or technology, our operating results will be adversely affected.

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

•	we are unable to achieve technological advancement necessary for our products to meet stricter environmental and other regulatory standards and to be accepted in the markets;

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

Our customers generally require us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines including design, manufacture and delivery of customized products, we will not be able to meet our customers’ needs. Our customers are increasingly demanding that we provide them with more complex products on a shorter timetable. Any future failure to meet significant customer requirements could damage our reputation, result in a decline in our market share and reduction of our sales and profit ratio, and impede the business development of these new products and the expansion of the products’ markets.

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

We manufacture and sell a large percentage of our products at locations in developing countries such as China, Thailand, the Philippines, Vietnam, Malaysia, Mexico and Indonesia, in order to take advantage of more competitive production and sales costs and develop new markets for our products. We also seek to expand our operations into other developing markets, including India and Brazil, where we have little or no prior experience. These countries and markets are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we can continue to manufacture our products cost-efficiently in proximity to our customers. The governmental authorities of those countries may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there.

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

Our business structure streamlining measures may fail to achieve their intended goals and may result in significantly increased costs and expenses.

We experienced rapid and significant declines in demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, in the year ended March 31, 2012, particularly starting in November 2012, due to declining spending and decreasing demand for traditional disk drive products. As a result, sales of these products decreased, and the utilization rate of some of our manufacturing facilities declined to below previous levels. In response, we implemented several measures to streamline our business structure designed to improve our profitability, and incurred restructuring charges during the fiscal year ended March 31, 2013.

We may incur significantly more costs and expenses in connection with any additional business structure streamlining measures than expected, which costs and expenses may exceed the targeted streamlining benefits. Moreover, even if the intended benefits of our business structure streamlining measures are realized, we may not be able to achieve the targeted level of profitability due to other risk factors discussed in this annual report. For example, further declines in demand for our products or cancellations of orders for our products in large volumes may result in inventory valuation losses. If our manufacturing capabilities remain under-utilized and fail to generate sufficient cash flows, impairment losses on relevant assets may also need to be recognized. In addition, if we are unable to improve our profitability as expected and, as a result, the fair value of any of our reporting units declines below the fair value of related assets net of liabilities, we may be required to record impairment losses relating to goodwill in future periods. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative expenses, and other operating expense, and thus adversely affect our operating income and net income, in addition to our financial condition.

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

In addition, in anticipation of long lead times to obtain inventory and materials from our suppliers, we may also from time to time order materials in advance of anticipated customer demand. This advance investment and ordering may result in excess inventory levels, resulting in unanticipated inventory write-downs if expected orders fail to materialize. As of March 31, 2013, our inventory was ¥99.8 billion.

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

Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. Our acquisitions may not generate the operational and financial returns we expect. The success of our future acquisitions will depend upon factors such as:

•	our ability to manufacture and sell the products of the businesses acquired,

•	continued demand for these acquired products by our customers,

•	our ability to integrate the acquired businesses’ operations, products and personnel,

•	our ability to retain key personnel of the acquired businesses,

•	our ability to extend our financial and management controls as well as our reporting and compliance systems and procedures to acquired businesses,

•	accuracy of financial and legal due diligence, and

•	our ability to identify possible liabilities that could negatively affect our business, operations or reputation during the due diligence process.

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

Our future success depends to a large extent on our ability to integrate and manage our group of companies as we seek to expand our business and operations organically or through acquisitions of or investments in businesses in accordance with our growth strategy. However, our growth has placed, and is expected to continue to place, significant burden on our management and operational and financial resources. As we pursue our growth strategy, we may face increasing burden on management and our resources and, as a result, fail to timely and appropriately enhance our group-wide administrative, operational, information technology, and financial and compliance management systems. Such failure may have a material adverse impact on our business, results of operations and financial condition.

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

If we are unable to achieve our corporate objectives due to such difficulty, or are compelled by economic or other factors to adopt measures that are inconsistent with our corporate objectives, including our recent decision to implement workforce reductions as part of the measures designed to streamline our business structure, our corporate brand may be damaged, adversely affecting our business and results of operations.

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

Our business activities are also subject to various other governmental regulations, both local and international, including antitrust, anti-bribery, anti-terrorism, intellectual property, consumer protection, taxation, export regulations, tariffs, foreign trade and exchange controls. Because our sales are mostly derived from small precision motor sales and because we have a dominant market share globally for small precision motors, any regulatory development or measure that affects sales or manufacturing of small precision motors in particular could reduce our sales or otherwise negatively affect our business. In addition, as our common stock is listed on the Tokyo Stock Exchange, and American Depositary Shares representing shares of our common stock are listed on the New York Stock Exchange, we must also comply with applicable securities laws and regulations and accounting standards. Compliance with these and other applicable laws, regulations and standards could require significant financial, human and other resources. Moreover, our failure or inability to comply fully with these and other applicable laws, regulations and standards could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

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

We have significant goodwill and long-lived assets, including plants, property and equipment. As of March 31, 2013, we had ¥133 billion of goodwill and ¥278 billion of plants, property and equipment. In connection with any acquisition we make in the future, we may record additional goodwill depending on the terms of the acquisition. In accordance with U.S. GAAP, we review goodwill for impairment annually and goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. In addition, if long-lived assets do not generate sufficient cash flows, impairment losses will also have to be recognized. Any significant amount of such impairment losses will adversely affect our results of operations and financial condition.

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

Sales to customers outside Japan accounted for 74.4%, 74.1% and 77.8% of our consolidated net sales during the fiscal years ended March 31, 2011, 2012 and 2013, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, Euro, Renminbi and Thai Baht. As a result, the appreciation of the Japanese yen and other currencies against the U.S. dollar and Euro will generally have a negative effect on our sales, operating income, and net income. We may experience volatility in our shareholders’ equity as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in Japanese yen.

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

Demand for our products may be adversely affected by unexpected economic trends in the countries or regions in which our products are sold. Economic downturns and declines in purchasing activities in markets worldwide may result in a decline in demand for our products. In particular, our products are often used in end-products that are subject to discretionary spending, such as personal computers, consumer electronic goods and automobiles, and thus, a downturn in the economy could affect our sales. For example, our operating results for the fiscal year ended March 31, 2013 was adversely affected by the deterioration in the global economic environment due to the credit and financial crises in Europe as well as the weakened consumer spending. Our operating results and financial condition may be further adversely affected due to negative economic trends in future periods.

Our ability to collect on our accounts receivable may be adversely affected by our customers’ worsening financial conditions.

As of March 31, 2013, we had ¥159 billion of trade notes and accounts receivable, net of allowance for doubtful accounts. While we are taking measures to mitigate and manage credit risks with respect to our customers and business partners, if changes in the economic conditions of our major markets or the business environment surrounding our customers lead to unexpected levels of bankruptcies or defaults or otherwise result in our customers being unable to pay for our products on schedule or at all, our operating results and financial condition may be negatively affected. Changes in the business environment adversely affecting the liquidity situation of our two largest customers, which represented 13.6% and 9.2% of our gross accounts receivable at March 31, 2012, and 8.0% and 5.1% of our gross accounts receivable at March 31, 2013, respectively, could have a particularly significant negative impact on our results of operations and financial condition.

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

As of March 31, 2013, there were 134,681,558 shares of our outstanding common stock (excluding treasury stock), of which 20,295,180 shares, or 15.1% of the outstanding shares, are beneficially owned by our President and CEO, Mr. Shigenobu Nagamori. These shares and, generally, the shares owned by other shareholders, can be sold on the Tokyo Stock Exchange and otherwise in Japan at any time. Additional sales of a substantial amount of our common stock in the public market by a large shareholder, or the perception that such sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

Our Articles of Incorporation, Regulations of the Board of Directors, Share Trading Regulations and the other related regulations, as well as the Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

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

It may not be possible for investors to effect service of process within the United States upon us or our directors or Audit and Supervisory Board members or to enforce against us or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors and Audit and Supervisory Board members reside in Japan. A substantial portion of our assets and all or substantially all of the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgment obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec Corporation is a joint stock corporation that was incorporated and registered under the Japanese Commercial Code (which was replaced by the Company Law in May 2006) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our main telephone number is 81-75-935-6140. As of March 31, 2013, we had 232 subsidiaries located in 31 countries, and five affiliated companies located in four countries. We had 104,497 employees worldwide, 92.2% of which were employed outside Japan, as of March 31, 2013.

We are one of the leading global manufacturers of electric motors and related components and equipment. We aim to achieve sustainable business growth by solidifying our leadership position in motor drive technology and expanding our product portfolio into a broader spectrum of the global electric motor market. With a particular focus on brushless direct current motors, or brushless DC motors, we have constantly explored new ways to serve the global market through the introduction of energy-efficient, environment-conscious motor drives. Our growth as a manufacturer of electric motors to our current size and status has largely been the result of the acquisition and integration of businesses that have enabled us to build a strong product offering. We regard our ability to identify, purchase and integrate acquisition targets as an essential part of our core strategy and strength.

Our recent acquisition and intra-group realignment transactions include the following:

•	In April 2012, Nidec-Kyori Corporation, a consolidated subsidiary, was merged by absorption into Nidec-Shimpo Corporation, a consolidated subsidiary.

•	In April 2012, Nidec Sankyo Shoji Corporation, a consolidated subsidiary, was merged by absorption into Nidec Sankyo Corporation, a consolidated subsidiary.

•

In April 2012, Nidec-Shimpo acquired The Minster Machine Company, a U.S. manufacturer of mid-sized and large-sized high-speed, high rigidity press machines and large-sized press machines for dies for motor parts, to expand our machinery business to wider markets, including the beverage can and automobile parts markets. The company was subsequently renamed “Nidec Minster Corporation.”

•

In May 2012, we acquired Ansaldo Sistemi Industriali S.p.A., an Italian manufacturer of industrial motors, generators and drives, to expand our industry motor business by gaining sales platforms in new markets and offering a wider range of products. The company was subsequently renamed “Nidec ASI S.p.A.”

•

In September 2012, we acquired Avtron Industrial Automation, Inc., a U.S. provider of control, automation and drive systems solutions and manufacturer of encoders with system engineering resources, experience, customer relationships and sales channels in North America, to strengthen our industrial motor and automation solutions businesses.

•	In September 2012, Nidec Nissin Corporation, a consolidated subsidiary, was merged by absorption into Nidec Sankyo.

•

In October 2012, to more effectively manage, and more effectively share resources among our group companies, we made Nidec Sankyo a wholly owned subsidiary through a share exchange transaction between Nidec Corporation and Nidec Sankyo. Immediately prior to the share exchange transaction, we held a 77.1% ownership interest in Nidec Sankyo.

•

In October 2012, we acquired SCD Co., Ltd., a South Korean company which develops, manufactures and sells motor drive units for refrigerators and motors for air conditioners, to gain business opportunities with South Korean home appliance manufacturers with strong presence in emerging economies, and to expand sales of its rich product line-up.

•

In November 2012, we acquired Kinetek Group Inc., a U.S. company which conducts its commercial motor business on a global basis and occupies a leading position in various markets for commercial motors used in such products as elevators and escalators, commercial food refrigerators, floor care equipment, golf and utility vehicles, material handling vehicles and aerial lifts, to strengthen our commercial motor business.

•

In December 2012, we acquired Jiangsu Kaiyu Auto Appliance Co., Ltd., a Chinese company which develops, manufactures and sells brush motors for electric power steering systems and automotive fans, to acquire technologies for brush motors for electric power steering systems and business opportunities in the Chinese automobile market. The company was subsequently renamed “Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.”

•

In April 2013, we and Nidec Copal Corporation, a consolidated subsidiary in which we held an approximately 66.5% ownership interest as of March 31, 2013, entered into a share exchange agreement to make Nidec Copal our wholly owned subsidiary. The share exchange transaction is expected to become effective on October 1, 2013 in accordance with a resolution adopted at an ordinary general meeting of Nidec Copal shareholders held on June 19, 2013.

•

In April 2013, we and Nidec Tosok Corporation, a consolidated subsidiary in which we held an approximately 72.3% ownership interest as of March 31, 2013, entered into a share exchange agreement to make Nidec Tosok our wholly owned subsidiary. The share exchange transaction is expected to become effective on October 1, 2013 in accordance with a resolution adopted at an ordinary general meeting of Nidec Tosok shareholders held on June 20, 2013.

•

In April 2013, we and Nidec Seimitsu Corporation, a consolidated subsidiary in which Nidec Corporation held an 85.5% ownership interest and Nidec Copal held a 14.5% ownership interest as of March 31, 2013, entered into a share exchange agreement to make Nidec Seimitsu a wholly owned subsidiary of Nidec Corporation. The share exchange transaction is expected to become effective on September 1, 2013 in accordance with a resolution adopted at an ordinary general meeting of Nidec Seimitsu shareholders held on June 15, 2013.

The following list presents a selected history of our major acquisition activities relating to the expansion of our businesses involving small precision motors, automotive, appliance, commercial and industrial products, machinery, electronic and optical components and other products:

During Fiscal Years Ended March 31,	Event
1989	We acquired Shinano Tokki Co., Ltd., a major manufacturer of spindle motors for hard disk drives, from Teac Corporation, a then major manufacturer of audio equipment and hard disk drives for PCs. As a result, we gained the largest market share of spindle motors in the world.

1995/ 1997	We acquired 38.5% of Kyoritsu Machinery Co., Ltd. and changed its name to Nidec Machinery Corporation. In 1977, we increased our ownership to 60.0%. This company manufactures factory automation equipment for small precision motor assemblies and automated measuring instruments.

1995/ 2003	We acquired newly-issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, constituting 36.7% of its then outstanding shares. We subsequently increased our ownership to 51% and have consolidated its results since February 2002. Nidec-Shimpo became a wholly-owned subsidiary of Nidec by way of a share exchange, effective as of October 1, 2003. Nidec-Shimpo is a major manufacturer of stepless automatic transmission mechanisms.

1997/ 2002	At the time when Shimpo Industries became our consolidated subsidiary in February 2002, Shimpo Industries held 90.0% of the outstanding shares of Read Corporation, currently Nidec-Read Corporation. Shimpo Industries acquired Read Corporation from Nippon Steel Chemical Co., Ltd in 1997. Nidec-Read manufactures measuring/inspection equipment for electronic components, including printed circuit boards, ceramics, semiconductors and automotive parts. Nidec-Read became our majority-owned subsidiary in February 2002 as a result of the inclusion of Nidec-Shimpo in our scope of consolidation.

1998/ 2004	We acquired 17.7% of the outstanding shares of Copal Co., Ltd. in 1998, currently Nidec Copal Corporation, from Fujitsu Limited. Later in 1998, we increased our ownership of Nidec Copal to 42.8%. We further increased our ownership of Nidec Copal to 51.3% in February 2004 and to 66.5% in March 2013. In April 2013, we entered into a share exchange agreement with Nidec Copal, pursuant to which Nidec Copal is expected to become our wholly owned subsidiary in October 2013. Nidec Copal is a leading manufacturer of camera shutters and other optical and electronics instruments. Nidec Copal also manufactures information terminals, laboratory system instruments and automated manufacturing systems. In connection with our acquisition of Copal’s shares, we acquired from Copal 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation. Nidec Copal Electronics is a manufacturer of small electronic precision instruments, including semi-fixed gas registers, trimmer capacitators, small precision motors and gas and liquid pressure sensors. We subsequently increased our ownership of Nidec Copal Electronics to 40.0% in 1998 and then to 51.0% in January 2004.

During Fiscal Years Ended March 31,	Event
1998/ 2012	We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering. We initially owned 40.0% of the joint venture. We subsequently dissolved the joint venture and purchased the remaining 60.0% interest from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary in September 2000. Nidec Shibaura mainly develops and manufactures precision motors for electric home appliances. In April 2011, Nidec Shibaura was merged by absorption into Nidec Techno Motor Corporation.

2000/ 2011	We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, subsequently renamed Nidec Power Motor Corporation, from Yasukawa Electric Corporation. Nidec Power Motor designs, develops, manufactures and services automotive, appliance, commercial and industrial products for industrial equipment and home electrical appliances. Through this acquisition, we expanded our business in the field of automotive, appliance, commercial and industrial products. In March 2011, we acquired the remaining shares of Nidec Power Motor, and Nidec Power Motor was merged by absorption into Nidec Techno Motor Corporation.

2004	In October 2003, we acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd., currently Nidec Sankyo Corporation. We subsequently increased our ownership of Nidec Sankyo to approximately 51% in February 2004, and held 77.1% of the outstanding shares of Nidec Sankyo in March 2012. In October 2012, we acquired the remaining shares of Nidec-Sankyo.

2006	In November 2006, we acquired 98.9% of the outstanding shares of Fujisoku Corporation, which manufactures and sells industrial switches, memory cards, panel switches and electronic measuring instruments.

2006	In December 2006, we acquired all of the voting shares of the motors and actuators business of Valeo S.A., France, currently Nidec Motors & Actuators. As a result, we have included the results of the Nidec Motor & Actuators group wholly-owned subsidiaries (consisting of seven companies) in our consolidated financial statements. These companies manufacture motors and actuators for automobiles such as air flow systems, body closure systems, occupant positioning systems and brake systems.

2007	In February 2007, we acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited, currently Nidec Component Technology Co., Ltd. Nidec Component Technology is engaged in manufacturing and sales of base plate die-casting and top covers used in hard disk drives.

During Fiscal Years Ended March 31,	Event
2008/ 2011	In April 2007, we acquired 51.7% of the common stock of Japan Servo Co., Ltd., currently Nidec Servo Corporation, a manufacturer of motors and motor-applied products. In October 2010, we acquired the remaining shares of Nidec-Servo.

2009	In August 2008, we acquired 68.4% of newly issued shares of Copal Yamada, which manufactures and designs precision molds.

2010	In January 2010, we acquired all of the voting interests in the household motor business of Appliances Components Companies S.p.A. in Italy, which was renamed Nidec Sole Motor Corporation S.R.L.

2010	In February 2010, we acquired 90.0% of the outstanding shares of SC WADO Co., Ltd., a base plate manufacturer in Thailand.

2011	In September 2010, we acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls business, currently Nidec Motor Corporation, which manufactures industrial, air conditioning and home appliance motors.

2012	In July 2011, we acquired all of the outstanding shares in Sanyo Electric Co., Ltd., currently Nidec Seimitsu Corporation, which manufactures small precision DC motors (vibration and general purpose motors).

2013	In May 2012, we acquired Ansaldo Sistemi Industriali S.p.A. in Italy, currently Nidec ASI S.p.A., which manufactures industrial motors, generators and drives.

2013	In September 2012, we acquired Avtron Industrial Automation, Inc. in the United States, which provides control, automation and drive-systems solutions and manufactures encoders.

2013	In November 2012, we acquired Kinetek Group Inc. in the United States, which manufactures commercial motors.

2013	In December 2012, we acquired Jiangsu Kaiyu Auto Appliance Co., Ltd. in China, currently Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., which manufactures brush motors for electric power steering systems and automotive fans.

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

For the fiscal years ended March 31, 2011, 2012 and 2013, our capital expenditures, as shown in our consolidated statements of cash flows for those fiscal years, were ¥55,010 million, ¥41,446 million and ¥61,368 million, respectively. Major capital expenditures in the last three fiscal years included investments for the restoration of flood-damaged plants and facilities used to manufacture hard disk spindle motors and electronic and optical components in Thailand, as well as investments for the expansion of production capacities for hard disk drive spindle motors in the Philippines, aimed to counterbalance the flood damages incurred in Thailand.

Our capital expenditures for the fiscal year ending March 31, 2014 are planned to include investments of approximately ¥17,266 million in manufacturing plants and facilities, mainly in Asia, and other investments for the following purposes:

•	to establish a basic research facility in Kawasaki City, Japan,

•	to renew production-line equipment in our Asian factories manufacturing spindle motors, and

•	to renew production-line equipment in our Asian and American factories manufacturing motors and modules for automotive systems, home appliances, commercial and industrial products.

For more information on our capital expenditure, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

In the fiscal year ended March 31, 2013, in order to optimize the utilization of our manufacturing plants and facilities in response to weakening demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, we disposed of, or otherwise made adjustments to, some of our plants, equipment and other fixed assets in Asia. For more information on such disposal and other adjustments, see “—D. Property, Plants and Equipment.” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

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

As an independent participant in multiple supply chains in multiple product markets, we supply products to higher-tier suppliers and ODM and OEM customers. We provide our specialized capabilities in motor-drive solutions that customers otherwise do not have direct access to, or cannot cost-effectively create or manage internally. We seek to maintain and further develop these capabilities to compete with our current and potential competitor suppliers worldwide. The customers in the supply chains we currently serve generally have the following attributes:

•	They expect highly innovative products with an increasing focus on energy-saving, environment-conscious features;

•	They require large quantities at a low price; and

•	They purchase on short notice and expect quick delivery, service and support.

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

Our motor drive technology has since evolved through waves of innovation and modification to fulfill a role fine-tuned to the needs of the times. Exhibiting enhanced rotation accuracy, controllability, lightness, quietness and operating life, coupled with significantly improved energy-efficiency and environmental advantages, our motor portfolio has extended its reach beyond the information technology field into many other market segments where we find new demand. Our current focus is on new applications arising from consumers’ preference toward energy-saving lifestyle, greater comfort and safety. Among the most prospective application areas, we place particular emphasis on electric and hybrid automobiles, home electric appliances and industrial equipment, for which we believe highly controllable, energy-saving and environmentally motors are increasingly sought after.

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

Strategic Investments and Business Acquisitions

Strategic investments and business acquisitions in potentially higher value areas are essential to our success in terms of broadening our technological horizons, enriching our products and customer portfolio, and eventually developing an optimal mix of revenue and profit streams. Specifically, our core investment efforts are currently being directed to the following areas:

•	research and development of energy-efficient, environment-conscious electric motors,

•	expansion of selling and manufacturing capacities in emerging countries, and

•	mergers and acquisitions of electric motor businesses in the household appliance, automotive, commercial and industrial motor industries.

See “Item 3.D. Key Information—Risk Factors—Our growth has been based in part on acquisitions of, or investments in, other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets.”

B. Business Overview.

We classify our products into five business groups based primarily on the similarity of products in type and use. The business groups and major categories of products offered in each business group as of March 31, 2013 are as follows:

•

Small Precision Motors: Hard disk drives spindle motors and other small precision motors for optical disk drives, laser printers, copiers, polygon scanners, electronic cooling fans, refrigerators, mobile phones, DVD recorders, automobiles, and other applications;

•

Automotive, Appliance, Commercial and Industrial Products: Automotive motors and electronic controls (for power steering systems, dual-clutch transmission systems, engine and fuel cell cooling systems, seat adjusters, window lifts, door lock actuators, vehicle traction systems, and other products), home appliances motors (for air conditioning systems, air purification systems, washing machines, refrigerators, dish washers and other products), and industrial motors and systems solutions (for processing lines, rolling mills, mining equipment, heat pump and water heater systems, elevators, escalators, commercial food refrigerators, floor care equipment, utility vehicles, material handling vehicles, aerial lifts, monitoring systems, barrier-free facilities, electric tools, air compressors, marine propulsion systems, wind power generation systems, photovoltaic power generation systems, and other products);

•

Machinery: Transfer robots (for liquid-crystal-display panels, semiconductor wafers, and other products), card readers, high-speed pressing machines, food packaging machines and power transmission systems;

•	Electronic and Optical Components: Shutters and lens units (for digital still cameras and mobile phones), switches, trimmer potentiometers, precision plastic moldings and plastic metal casings, and

•	Others: Logistics services and music box products.

Sales by Product Category

The table below summarizes a breakdown of our consolidated net sales by business group and product category for each of the periods indicated:

	(Yen in millions, except percentage data)
	For the year ended March 31
	2011		2012		2013
Small precision motors:
Hard disk drives spindle motors	¥196,265	29.0%	¥176,932	25.9%	¥165,427	23.3%
Other small precision motors(1)(2)	152,121	22.5%	154,505	22.6%	154,297	21.8%

Sub-total	348,386	51.5%	331,437	48.5%	319,724	45.1%
Automotive, appliance, commercial and industrial products(3)	163,411	24.2%	208,529	30.6%	248,464	35.0%
Machinery	77,329	11.4%	64,904	9.5%	63,526	9.0%
Electronic and optical components(2)	78,368	11.6%	69,377	10.2%	69,188	9.7%
Others(3)	8,494	1.3%	8,073	1.2%	8,368	1.2%

Consolidated total	¥675,988	100.0%	¥682,320	100.0%	¥709,270	100.0%

Notes:

(1)	Starting in the year ended March 31, 2013, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors.” To enable comparisons between periods, previously reported amounts have been reclassified.
(2)	Starting in the year ended March 31, 2013, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.
(3)	Starting in the year ended March 31, 2013, the “general motors” product category is renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “others” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Small Precision Motors

The small precision motors business mainly covers a broad array of direct-current, or DC, electric motors that operate in the output between 0.2W and 100W. This business group constitutes the core of our consolidated operations and accounted for 45.1% of our consolidated net sales for the fiscal year ended March 31, 2013. More than a majority of small precision motor sales are represented by brushless DC motors used in the computer, home electronics and office equipment industries. See “Item 3.D. Key Information—Risk Factors—Because of our dependence on the information storage and communication industry, our business may be adversely affected by a decline in the market.”

This business group is divided into two product categories according to application: (1) hard disk drives spindle motors, (2) other small precision motors. See the immediately preceding table for further information on the changes made during the fiscal year ended March 31, 2013 to the product categories of this business group.

The details of each product category are as follows:

(1) Hard disk drives spindle motors

The products grouped into this category include brushless DC motors for hard disk drives used in personal computers, computer servers, and a range of digital consumer electronics. This product category represented 51.7% of our small precision motors sales for the fiscal year ended March 31, 2013.

Our hard disk spindle motors fall into three types based on their hard disk drive form factors, or disk platter diameters, as follows:

(a)	3.5-inch form factor—for servers, desktop PCs, personal video recorders (PVRs), digital flat TVs, and portable external storage,

(b)	2.5-inch form factor—for notebook PCs, PVRs, game machine consoles, digital flat TVs, servers, external hard disk drives, and

(c)	Sub-1.8-inch form factor—for handheld digital devices.

We currently supply spindle motors to all of the major hard-disk drive manufacturers in the world. In the fiscal year ended March 31, 2013, approximately 45.3% and 40.5% of our hard disk drive spindle motor sales came from Western Digital Corporation and Seagate Technology LLC, respectively. See “Item 3.D. Key Information—Risk Factors—Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.”

Substantially all of our sales of hard disk drive spindle motor are denominated in U.S. dollars.

In this market, we currently compete with two motor suppliers: Samsung Electro-Mechanics Co., Ltd. and Minebea Technology Co., Ltd.

The following are some of the recent general market trends we consider significant to our hard disk drives spindle motor business:

•

Global demand for electronic data storage is expected to maintain sustainable growth, reflecting continued proliferation of personal and enterprise digital content that is stored, shared, protected and distributed in increasingly high volume.

•	The hard disk drives industry’s focus is shifting further to cloud storage, a model of networked online storage where data is stored on multiple third-party servers at data centers.

•

Handheld devices (e.g, smartphones and tablet PCs) will remain a major competitor against the conventional small-form-factor PCs. Operating in the cloud storage environment and using solid-state drives as their only built-in storage media, these handheld devices are, on one hand, serving as a catalyst for the high-capacity, server-oriented hard disk drives market but, on the other hand, posing a constraint on the low-capacity hard disk drives market.

See “Item 3.D. Key Information—Risk Factors—We derive a substantial portion of our net sales from sales of spindle motors for hard disc drives, and a decrease in demand for, or prices of, HDDs could harm our business.”

Demand for hard disk drive spindle motors typically peaks in the autumn-winter season, driven by corporate IT spending and consumer spending in the back-to-school and holiday shopping seasons. However, the normal seasonal pattern paused in the fiscal year ended March 31, 2013 as the PC market underwent a continued downturn against the background of European debt crisis and intensified competition from smartphones and tablets. See “Item 3.D. Key Information—Risk Factors—Our business structure streamlining measures may fail to achieve their intended goals and may result in significantly increased costs and expenses.”

(2) Other small precision motors

The products within this category are primarily used in the following application areas:

•	optical disk drives for PCs, car navigation systems, and home electronics such as digital video recorders, flat-screen TVs and game machines,

•	office equipment (e.g., laser printers and hybrid copiers),

•	cooling fans for PCs, servers, smartphones, tablets, game machine consoles, telecom base stations, and other products,

•	home appliances (e.g., refrigerators, stand mixers, juicers, hair dryers, food processors, and other products),

•	vibration mechanism for smartphones and mobile phones,

•	position or motion control mechanism for industrial control equipment and home electronics (e.g., camcorders, digital single-lens-reflex cameras, and car navigation systems), and

•	factory automation control units.

This product category represented 48.3% of our small precision motors sales for the fiscal year ended March 31, 2013.

The types of electric motors we manufacture for these applications range from brush and brushless DC motors to stepping motors, coreless motors, servo motors and silent geared motors. A significant portion of the operations relating to this product category is conducted by Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Servo Corporation. In this product category, our major customers are Japanese, Korean, Taiwanese and Chinese electronics companies. Our primary competitors are Asian component manufacturers, including our customers’ motor manufacturing divisions.

Automotive, appliance, commercial and industrial products

This business group provides medium and large-sized electric motors and control solutions for use in automotive, home appliance and industrial applications that require output power ratings up to 37MW (37,000,000W). The home appliance and industrial products businesses are conducted by Nidec Motor Corporation, Nidec ASI S.p.A., Nidec Techno Motor Corporation, Nidec Sole Motor Corporation S.R.L., Avtron Industrial Automation, Inc., and Kinetek Group, Inc. The automotive motor business is primarily conducted by Nidec Corporation and Nidec Motors & Actuators. We manufacture and sell medium and large-sized electric motors to many of the world’s major electronics companies, factory automation equipment manufacturers and automotive system manufacturers based in Europe, the United States, Japan and other Asian countries. We compete with independent electric motor suppliers and our customers’ own motor manufacturing units worldwide. For a discussion of our recent acquisition of businesses and intra-group realignment of subsidiaries engaged in the automotive, appliance, commercial and industrial products businesses, see “—A. History and Development of the Company.”

This business group currently derives a significant portion of its revenues from the home appliances and automobile industries and represented 35.0% of our consolidated net sales for the fiscal year ended March 31, 2013.

Machinery

The machinery business group consists of various equipment and machinery mainly for industrial use. A significant portion of the operations of this business group is conducted by Nidec Sankyo Corporation in the transfer robot and card reader industry, Nidec-Shimpo Corporation (and Nidec Minster Corporation, a major U.S. manufacturer of press machines, which Nidec-Shimpo acquired in April 2012) in the power transmission equipment and high-speed pressing machine industries, and Nidec-Read Corporation in the semiconductor package inspection equipment and other industries. The remaining operations are managed by Nidec Copal Corporation in the factory automation system industry. Our customers and competitors are primarily Japanese and Asian manufacturers. For a discussion of our recent acquisition of business and intra-group realignment of subsidiaries engaged in the machinery business, see “—A. History and Development of the Company.”

This business group generally exhibits a marked sensitivity to capital spending fluctuations, owing to its high exposure to the factory automation systems market. This business group represented 9.0% of our consolidated net sales for the fiscal year ended March 31, 2013.

Electronic and Optical Components

The electronic and optical components business is conducted primarily by Nidec Copal Corporation in the camera shutter and lens unit, metal casing and other industries, Nidec Sankyo Corporation in the precision plastic molding, home appliance unit and other industries, and Nidec Electronics Corporation in the switch, trimmer potentiometer, actuator and other industries. Our primary customers are the world’s major manufacturers of digital cameras, mobile phones and various control devices. We mainly compete with Japanese and other Asian component manufacturers, which are either independent or our customers’ own manufacturing units.

This business group covers a broad spectrum of component markets and is particularly influenced by trends in the digital camera market and private-sector equipment investment. The product range is diverse and manufacturing operations are frequently performed in small lots or on order. This business group represented 9.7% of our consolidated net sales for the fiscal year ended March 31, 2013.

See the table at the beginning of “—Sales by Product Category” for further information on the changes made during the fiscal year ended March 31, 2013 to the products covered by this business group.

Others

The Others business consists of logistics and other services and is primarily conducted by Nidec Corporation. This business group represented 1.2% of our consolidated net sales for the fiscal year ended March 31, 2013.

Sales by Geographic Market

The following tables present a breakdown of our geographic revenues based on the locations of business entities generating sales and the locations of customers for each of the periods indicated. In the following tables, inter-group transactions have been eliminated in consolidation.

Geographic revenues based on the locations of business entities generating sales

	Yen in millions, except percentage data
	For the year ended March 31
	2011		2012		2013
Japan	¥295,376	43.7%	¥260,470	38.2%	¥213,169	30.1%
U.S.A.	46,579	6.9%	71,317	10.5%	99,260	14.0%
Singapore	28,015	4.1%	40,595	5.9%	55,712	7.9%
Thailand	99,932	14.8%	75,908	11.1%	81,678	11.5%
The Philippines	10,657	1.6%	19,683	2.9%	18,543	2.6%
China	139,264	20.6%	148,553	21.8%	150,631	21.2%
Other	56,165	8.3%	65,794	9.6%	90,277	12.7%

Consolidated total	¥675,988	100.0%	¥682,320	100.0%	¥709,270	100.0%

Geographic revenues based on the locations of customers

	Yen in millions, except percentage data
	For the year ended March 31
	2011		2012		2013
North America	¥55,237	8.2%	¥79,997	11.7%	¥102,587	14.5%
Asia	390,218	57.7%	358,653	52.5%	364,242	51.3%
Europe	51,887	7.7%	59,987	8.8%	75,704	10.7%
Other	5,440	0.8%	7,291	1.1%	9,130	1.3%
Overseas sales total	502,782	74.4%	505,928	74.1%	551,663	77.8%
Japan	173,206	25.6%	176,392	25.9%	157,607	22.2%

Consolidated total	¥675,988	100.0%	¥682,320	100.0%	¥709,270	100.0%

See “Item 3.D. Key Information—Risk Factors—We rely to a large extent on production and sales in developing countries which may become politically or economically unstable and face risks resulting from unanticipated developments in those countries.”

Product Development and Engineering

Each of our business groups has its own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers that require custom and standard solutions. We have some of the industry’s most sophisticated motor development and testing laboratories, including those for hard disk drive motors and automotive motors. We believe these capabilities provide a significant competitive advantage in developing high quality motors with leading environment-conscious design characteristics, such as low noise, improved safety, reliability and energy efficiency.

For further information on our research and development facilities, see “—D. Property, Plants and Equipment.”

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

Environmental considerations are critical in measuring our product competitiveness. As part of our ongoing effort to comply with environmental laws and regulations, we constantly monitor and adapt to changes in such requirements applicable to our operations and strive for strict compliance with these requirements. Almost all of our domestic and overseas manufacturing plants have either received, or are scheduled to receive certifications under the ISO 14001 standards on environmental management systems of the International Organization for Standardization. Also, under a control framework established to eliminate lead from our production process, a predominant portion of our products (with a few exceptions required by certain customers) currently use lead-free solder. However, our compliance effort may require substantial financial and other resources or prove inadequate, particularly when stricter regulatory requirements are imposed.

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

Legal Proceedings

Nidec Sankyo has been involved in a series of lawsuits with YASKAWA Electric Corporation since 2008 concerning Japanese Patent Nos. 3973006 and 3973048, which are owned by Nidec Sankyo and relate to LCD panel handling robots. Nidec Sankyo lost the first of these lawsuits in 2012 after the Supreme Court dismissed its final appeal, upholding the decision of the Intellectual Property High Court to invalidate the patents. Subsequently, in the same year, the Japanese Patent Office granted Nidec Sankyo’s petition for the reissuance of Patent Nos. 3973006 and 3973048. After the reissuance, YASKAWA filed another lawsuit seeking a decision declaring the invalidity of the reissued patents. The lawsuit is pending at the Intellectual Property High Court of Japan as of the date of this annual report.

On October 31, 2012, Hirata Corporation filed a lawsuit in the Tokyo District Court against Nidec Sankyo Corporation for infringement of Japanese Patent No. 3488393, which is related to LCD panel handling robots. The lawsuit is pending in the Tokyo District Court as of March 31, 2013.

We are also involved in several other actions and proceedings in Japan and overseas in the ordinary course of our business. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial conditions or result of operations.

See “Item 3.D. Key Information—Risk Factors—We could be harmed by litigation involving patents and other intellectual property rights.”

Disclosure under Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 13(r) of the U.S. Securities Exchange Act of 1934 (Exchange Act), which was added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under Executive Orders. The scope of activities that must be reported includes activities not prohibited by U.S. law and conducted outside the United States in compliance with applicable local law.

During the year ended March 31, 2013, Nidec Servo Corporation, which is our wholly-owned subsidiary in Japan, sold to Para Industries Inc., indirectly through a third-party Japanese trading company, two thousand units of brushless DC motors to be used in banknote counters manufactured and sold to Bank Melli Iran by Para Industries. During the year ended March 31, 2013, the sales of such motors, all of which were denominated in Japanese yen, generated total gross revenues of ¥1.6 million, and a smaller amount of net profit. Nidec Servo has ceased the sale-purchase transactions with Para Industries after it fulfilled Para Industries’ purchase orders outstanding as of May 31, 2013 for five thousand units of brushless DC motors. Nidec Servo completed the sales in June 2013, and generated gross revenues of ¥4.0 million from such sale.

C. Organizational Structure.

The following table presents summary information on our major consolidated subsidiaries as of March 31, 2013:

Name	Country	Principal business	Percentage owned by us as of March 31, 2013
			(%)
Consolidated subsidiaries

Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%

Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives and components for precision motors	100.0%

Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors for PC peripheral devices, fans, and components for precision motors	100.0%

Nidec Singapore Pte. Ltd.	Singapore	Sales of spindle motors for hard disk drives, DC motors and fan motors	100.0%

Nidec (H.K.) Co., Ltd.	China	Sales of spindle motors for hard disk drives, DC motors and fan motors	100.0%

Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%

Nidec Sankyo Corporation	Japan	Manufacture and sales of stepping motors, motor drive units, industrial robots, card readers, precision plastic molds, and music box products	100.0%

Nidec Copal Corporation(1)(2)	Japan	Manufacture and sales of optical, electronic and information equipment, photo equipment and factory automation equipment	66.5%

Name	Country	Principal business	Percentage owned by us as of March 31, 2013
			(%)
Nidec Tosok Corporation(1)(3)	Japan	Manufacture and sales of precision automobile parts, automated measuring equipment	72.3%

Nidec Copal Electronics Corporation(1)	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators, potentiometers and rotary encoders	65.4%

Nidec Techno Motor Corporation	Japan	Manufacture and sales of small and mid-size motors for Heating, Ventilation and Air-Conditioning, industrial machinery, motor-based equipment and other products	100.0%

Nidec Motor Corporation	U.S.A.	Manufacture and sales of industrial, commercial and appliance motors and controls	100.0%

Nidec Motors & Actuators (Germany) GmbH	Germany	Manufacture and sales of automotive motors (for engine cooling, ABS, tilt/telescope, seat adjustment, window lift, air compressor, sunroof and trunk open and close components)	100.0%

Notes:

(1)	Listed on one or more stock exchanges in Japan.
(2)	Pursuant to a share exchange agreement we entered into with Nidec Copal in April 2013, Nidec Copal is expected to become our wholly owned subsidiary on October 1, 2013.
(3)	Pursuant to a share exchange agreement we entered into with Nidec Tosok in April 2013, Nidec Tosok is expected to become our wholly owned subsidiary on October 1, 2013.

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2013, we operated manufacturing and sales facilities through 26 Japanese subsidiaries and 206 foreign subsidiaries. These facilities are located in Japan, China, the United States, Europe, Vietnam, Thailand, Mexico, Singapore, the Philippines, Indonesia, Taiwan, South Korea, Malaysia, India, Brazil, Canada, Cambodia, Colombia, Turkey, United Arab Emirates and Venezuela.

The following table sets forth information, as of March 31, 2013, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function
In Japan:

Shiga Technical Center(1)	Shiga	39,576	Development and manufacture of small high-precision motors and mid-size motors, production engineering, and manufacturing base support

Nidec Copal Corporation Koriyama Technical Center(1)	Fukushima	37,337	Manufacture of electric and optical components

Corporate Headquarters and Central Technical Laboratories(1)	Kyoto	36,119	Basic research and fluid dynamic bearing technology development

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Servo Corporation(1)	Gunma	34,128	Development and manufacture of other small precision motors

Nidec-Shimpo Corporation(1)	Kyoto	29,322	Development and manufacture of machinery

Nidec Techno Motor Corporation Kyushu Technical Center(5)	Fukuoka	27,459	Development and manufacture of appliance, commercial and industrial products

Nidec Techno Motor Corporation Obama Technical Center(2)	Fukui	24,600	Manufacture of appliance, commercial and industrial products

Nidec Copal Precision Parts Corporation Niigata Factory(1)	Niigata	24,157	Manufacture of electronic and optical components

Nidec Tosok Corporation Head Office and Technical Center(1)	Kanagawa	23,471	Development and manufacture of automotive products

Nidec Sankyo Corporation Ina Facility(1)	Nagano	19,953	Manufacture of machinery

Tammy Corporation(1)	Akita	17,524	Manufacture of electronic and optical components

Nagano Technical Center(1)	Nagano	16,784	Development and manufacture of spindle motors for hard disk drives, and manufacturing base support

Nidec Copal Corporation Shiojiri Factory(1)	Nagano	16,452	Manufacture of machinery

Nidec Tosok Corporation Yamanashi Factory(1)	Yamanashi	16,320	Manufacture of automotive products

Facility name	Location	Floor space (square meters)	Principal products and function
Outside Japan:

Nidec (Dalian) Limited(5)	China	94,657	Manufacture of other small precision motors and automotive products

Nidec Philippines Corporation(3)	Philippines	85,302	Manufacture of spindle motors for hard disk drives

Kinetek De Sheng (Foshan) Motor Co., Ltd.(1)	China	59,005	Development and manufacture of appliance, commercial and industrial products

Nidec ASI S.p.A.(5)	Italy	58,381	Development and manufacture of appliance, commercial and industrial products

Avtron Industrial Automation Inc.(1)	U.S.A.	58,000	Development and manufacture of appliance, commercial and industrial products

Nidec Tosok (Vietnam) Co., Ltd.(2)	Vietnam	55,572	Manufacture of automotive products

Nidec Shibaura (Zhejiang) Co., Ltd.(5)	China	52,097	Manufacture of appliance, commercial and industrial products

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Copal Precision (Vietnam) Corporation(2)	Vietnam	48,000	Manufacture of electronic and optical components

Nidec (Zhejiang) Corporation(5)	China	47,400	Manufacture of spindle motors for hard disk drives

Nidec Motors & Actuators Mexico S. de R.L. de C.V.(1)	Mexico	46,769	Manufacture of automotive products

Nidec Electronics (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	43,230	Manufacture of spindle motors for hard disk drives

Nidec Sankyo (Zhejiang) Corporation(5)	China	43,128	Manufacture of machinery and electronic and optical components

Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory(1)	Thailand	43,110	Manufacture of spindle motors for hard disk drives

Nidec-Shimpo (Zhejiang) Corporation(5)	China	41,678	Manufacture of machinery

Nidec (Dongguan) Limited(4)	China	39,880	Manufacture of other small precision motors

Nidec Copal (Thailand) Co., Ltd.(1)	Thailand	39,771	Manufacture of electronic and optical components

Nidec Subic Philippines Corporation(2)	Philippines	38,750	Manufacture of spindle motors for hard disk drives

Nidec Minster Corporation(1)	U.S.A.	38,000	Manufacture of machinery

Nidec Sankyo Electronics (Shaoguan) Co., Ltd.(2)	China	38,000	Manufacture of other small precision motors

Nidec Precision (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	37,630	Manufacture of spindle motors for hard disk drives

Nidec Vietnam Corporation(2)	Vietnam	36,314	Manufacture of other small precision motors

FIR Electromeccanica S.r.l(5)	Italy	33,100	Development and manufacture of appliance, commercial and industrial products

Nidec Motor Corporation Mena, AR(1)	U.S.A.	32,000	Manufacture of appliance, commercial and industrial products

Nidec Motors & Actuators (Germany) GmbH(1)	Germany	31,120	Manufacture of automotive products

Nidec Seimitsu Motor Technology (Dongguan) Co., Ltd.(4)	China	30,970	Development and manufacture of other small precision motors

Nidec Automobile Motor (Zhejiang) Corporation(4)	China	30,438	Manufacture of automotive products

Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	28,476	Manufacture and sales of appliance, commercial and industrial products

Nidec Sankyo (Dongguan) Precision Corporation(4)	China	28,307	Manufacture of electronic and optical components

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Motor Corporation Paragould, AR(1)	U.S.A.	28,000	Manufacture of appliance, commercial and industrial products

Nidec Sole Motor Corporation S.R.L.(1)	Italy	27,918	Development and manufacture of automotive products

Nidec Component Technology (Suzhou) Co., Ltd.(1)	China	27,292	Manufacture of electronic and optical components

Nidec Copal (Zhejiang) Co., Ltd.(5)	China	27,145	Manufacture of machinery and electronic and optical components

Nidec Tosok System Engineering (Zhejiang) Corporation(4)	China	26,480	Manufacture of automotive products

Nidec Sankyo Vietnam Corporation(2)	Vietnam	26,374	Manufacture of other small precision motors

Nidec Copal Electronics (Zhejiang) Co., Ltd.(5)	China	26,000	Manufacture of electronic and optical components

Nidec Sankyo Electronics (Dongguan) Corporation(4)	China	25,600	Manufacture of electronic and optical components

The Imperial Electric Company(5)	U.S.A.	25,300	Development and manufacture of appliance, commercial and industrial products

Motores U.S. de Mexico S.A. de C.V.(1)	Mexico	25,000	Manufacture of appliance, commercial and industrial products

SC WADO Co., Ltd.(1)	Thailand	24,136	Manufacture of spindle motors for hard disk drives

Nidec Precision (Thailand) Co., Ltd. Ayutthaya Factory(1)	Thailand	23,300	Manufacture of spindle motors for hard disk drives

Nidec Seimitsu Vietnam Corporation(1)	Vietnam	22,291	Manufacture of other small precision motors

Emerson (China) Motor Co., Ltd.(4)	China	20,000	Manufacture of appliance, commercial and industrial products

Nidec Sole Motor Hungary K.F.T.(1)	Hungary	19,489	Manufacture of automotive products

Nidec (Shaoguan) Limited(4)	China	19,307	Manufacture of other small precision motors

Compania de Motores Domesticos, S.A. de C.V.(1)	Mexico	19,000	Manufacture of appliance, commercial and industrial products

Nidec Servo Vietnam Corporation(2)	Vietnam	18,000	Manufacture of other small precision motors

Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.(4)	China	17,400	Manufacture of machinery

Nidec Tosok Precision Vietnam Co., Ltd.(2)	Vietnam	15,000	Manufacture of automotive products

Notes:

(1)	We own both the property and the facilities.
(2)	We lease the property and own the facilities.
(3)	Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.
(4)	We lease both the property and the facilities.
(5)	Facilities are partially owned and partially leased by us.

In addition to the above facilities, we have a number of other smaller factories located worldwide. In Japan, we also have sales and service offices which are located primarily in Tokyo, Nagoya, Osaka and Kyoto.

As of March 31, 2013, the aggregate book value of the land and buildings we owned was ¥126.1 billion, and the aggregate book value of machinery and equipment we owned was ¥130.1 billion. In addition to the property we own, we lease other equipment used in our operations.

For information on our plans for investments in manufacturing plants and facilities, see “—A. History and Development of the Company.” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

In the six months ended March 31, 2013, we experienced rapid and significant decreases in demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, and the utilization rate of some of our manufacturing facilities declined. In response, we implemented measures to streamline our business structure in an effort to optimize our manufacturing capacity and recover and improve our profitability. As part of such measures, we disposed of, or otherwise made adjustments to, some of our plants, equipment and other fixed assets in Asia. As a result, we recorded ¥10,300 million of losses on sales, disposal or impairment of property, plant and equipment in our audited consolidated cash flow statement for the year ended March 31, 2013. We also recorded losses in connection with our new sale and lease-back arrangements relating to certain manufacturing equipment and other fixed assets in Asia.

For more information on our business structure streamlining measures, see “Item 3.D. Key Information—Risk Factors—Our business structure streamlining measures may fail to achieve their intended goals and may result in significantly increased costs and expenses.” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

In October 2011, we incurred significant damage to our production capacity in Thailand due to massive flooding, which inundated the buildings, machinery, and equipment of many of our subsidiaries operating in the country. Due to the water damage to the fixed assets and inventories, these subsidiaries were required to temporarily suspend their operations. All of our flood-afflicted operations in Thailand resumed operations by early December 2011.

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

Introduction

We are one of the leading global manufacturers of electric motors and related components and equipment. In particular, we are a leading manufacturer of spindle motors for hard disk drives in the world. We manufacture and sell spindle motors for hard disk drives and various other small precision brushless direct current electricity, or DC, motors, as well as automotive, home appliance, commercial and industrial products through 26 subsidiaries in Japan and 206 subsidiaries in other countries, including China, Thailand, Vietnam, the United States, Singapore, Mexico, Indonesia, the Philippines, Taiwan, Germany, South Korea, Malaysia, the United Kingdom, India, Brazil, the Netherlands, France, Poland, Italy, Spain, Hungary, Canada, Colombia, Venezuela, Cambodia, Luxembourg, Romania, Russia, Turkey, and the United Arab Emirates, as of March 31, 2013.

Our Recent Acquisition Activities

As discussed in “Item 4.A. Information on the Company—History and Development of the Company,” we have sought growth by acquiring or investing in companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies. Our approach has been to identify underperforming companies with advanced products and technologies. We have recently entered into the following transactions:

•

In April 2012, we acquired all of the voting rights in The Minster Machine Company, a U.S. manufacturer of press machines, for ¥9,202 million in cash to expand our machinery businesses. The company was subsequently renamed “Nidec Minster Corporation.”

•

In May 2012, we acquired all of the voting rights in Ansaldo Sistemi Industriali S.p.A., an Italian manufacturer of industrial motors, generators and drives, for ¥36,564 million in cash to expand our industry motor business. The company was subsequently renamed “Nidec ASI S.p.A.”

•

In September 2012, we acquired all of the voting rights in Avtron Industrial Automation, Inc., a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, to strengthen the industrial motor and automation solutions business.

•

In October 2012, we made Nidec Sankyo Corporation a wholly owned subsidiary through a share exchange transaction. Immediately prior to the share exchange transaction, we held a 77.1% ownership interest in Nidec Sankyo and, in exchange for 3,175,755 shares of our common stock previously held in treasury, we acquired the remaining ownership interest in Nidec Sankyo.

•

In October 2012, we acquired 51.4% of the voting rights in SCD Co., Ltd., a South Korean manufacturer of motors and motor drive units for home appliances, to expand our electronic and optical components business.

•

In November 2012, we acquired all of the voting rights in Kinetek Group Inc., a U.S. manufacturer of commercial motors, for ¥35,697 million in cash to expand our automotive, appliance, commercial and industrial products business.

•

In December 2012, we acquired 51.0% of the voting rights in Jiangsu Kaiyu Auto Appliance Co., Ltd., a Chinese manufacturer of brush motors for electric power steering systems and automotive fans, to expand our automotive, appliance, commercial and industrial products business particularly in China. The company was subsequently renamed “Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.”

•

In April 2013, we and Nidec Copal Corporation, a consolidated subsidiary in which we held an approximately 66.5% ownership interest as March 31, 2013, entered into a share exchange agreement to acquire the remaining interest in Nidec Copal. The share exchange transaction is expected to become effective on October 1, 2013. An aggregate of 2,575,845 shares of our common stock held in treasury are expected to be delivered in connection with the share exchange transaction.

•

In April 2013, we and Nidec Tosok Corporation, a consolidated subsidiary in which we held an approximately 72.3% ownership interest as of March 31, 2013, entered into a share exchange agreement to acquire the remaining interest in Nidec Tosok. The share exchange transaction is expected to become effective on October 1, 2013. An aggregate of 1,312,016 shares of our common stock held in treasury are expected to be delivered in connection with the share exchange transaction.

•

In April 2013, we and Nidec Seimitsu Corporation, a consolidated subsidiary in which Nidec Corporation held an 85.5% ownership interest and Nidec Copal held a 14.5% ownership interest as of March 31, 2013, entered into a share exchange agreement, pursuant to which Nidec Corporation will acquire the 14.5% interest in Nidec Seimitsu from Nidec Copal. The share exchange transaction is expected to become effective on September 1, 2013. An aggregate of 2,075 shares of our common stock held in treasury are expected to be delivered in connection with the share exchange transaction.

The aggregate amount we paid in cash to acquire the respective voting rights in Avtron Industrial Automation, SCD and Jiangsu Kaiyu Auto Appliance was ¥9,184 million.

For more information, see Notes 3 and 26 to our audited consolidated financial statements included elsewhere in this annual report, “Item 3.D. Key Information—Risk Factors—Our growth has been based in part on acquisitions of, or investments in, other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets.” and “Item 4.A. Information on the Company—History and Development of the Company.”

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than the Japanese yen, most significantly, the U.S. dollar. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. As of March 31, 2011, 2012 and 2013, the exchange rate of the yen against the U.S. dollar was ¥83.15, ¥82.19 and ¥94.05 to the U.S. dollar, respectively. As of July 12, 2013, the yen-U.S. dollar exchange rate was ¥99.39 to the U.S. dollar. As a result of monetary easing policies in Japan, the Japanese yen is widely speculated to be weaker in the current fiscal year compared to the recent prior three fiscal years. We are generally managing our foreign currency exposure consistent with such expectations.

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

Any appreciation of the Japanese yen particularly against the U.S. dollar and Euro generally has an adverse impact on our results of operations and financial condition, particularly our net sales and income from continuing operations before income taxes as well as our shareholders’ equity, as we have a substantial amount of sales of products and purchases of inventory denominated in these foreign currencies, and we have expanded, and continue to seek opportunities to expand, our overseas operations. Conversely, any future depreciation of the Japanese yen against the U.S. dollar and Euro is generally expected to have a positive impact on our results of operations and financial condition although the impact may be limited due to various factors. Such factors include an increase in expenses incurred in U.S. dollars or Euro in connection with streamlining the business structure of our overseas operations, as well as the recent shift in our financing strategy from short-term borrowings to long-term debt denominated in U.S. dollars, Euro and Japanese yen, as a result of which we may be more susceptible to market changes, including interest rate fluctuations.

See “Item 3.D. Key Information—Risk Factors—Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations and shareholders’ equity.”

As a result of our acquisition of Emerson Electric Co.’s motors and controls business in September 2010, moreover, we are also exposed to the risk of fluctuations in the exchange rate between the U.S. dollar and the Mexican peso.

Changes in the fair values of our foreign currency forward contracts and changes in option prices under our currency option contracts are recognized as gains or losses on derivative instruments in our consolidated statement of income. For a more detailed discussion of these instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” and Note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Effects of Other Significant Recent Developments

Measures to Streamline Our Business Structure. In the six months ended March 31, 2013, the challenging global market environment, including slowing spending and shifts in device preferences, resulted in rapid and significant declines in sales of some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, and the utilization rate of some of our manufacturing facilities being lower than in past periods. In response, we implemented several measures to streamline our business structure designed to improve our profitability, and incurred restructuring charges in the fiscal year ended March 31, 2013. As a result, we recorded higher inventory write-offs and impairment losses on fixed-assets for the fiscal year ended March 31, 2013, compared to prior fiscal years. We also had increased lease payments under our new sale and lease-back arrangements relating to some of our manufacturing facilities and other fixed assets in Asia.

See “Item 3.D. Key Information—Risk Factors—Our business structure streamlining measures may fail to achieve their intended goals and may result in significantly increased costs and expenses.”

Issuance of Domestic Straight Bonds. In November 2012, we issued ¥65 billion aggregate principal amount of domestic corporate bonds due 2017, ¥15 billion aggregate principal amount of domestic corporate bonds due 2019, and ¥20 billion aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds are primarily used to repay commercial paper and other short-term borrowings. The bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200 billion aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability.

For further information, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

M&A Financing under a JBIC Program. In July 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed €240 million from major Japanese private commercial banks based on euro-denominated credit lines to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation, or JBIC, which has been implemented in response to the appreciation of the Japanese yen against other currencies at the time. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines under the JBIC program to fund our acquisition transactions.

For further information, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Flooding in Thailand. We were severely affected by the flooding in Thailand that occurred in October 2011. The flooding has disrupted customer supply chains for some of our main product lines, including small precision motors for hard disk drives, and electronic and optical components. The flooding also damaged some of our buildings, machinery and other fixed assets as well as inventories, causing our manufacturing facilities in Thailand to temporarily suspend operations. In response, we have transferred a portion of the manufacturing operations in Thailand to our manufacturing facilities in the Philippines and China. Although our operational conditions in Thailand were substantially normalized and returned in phases to pre-flood production levels by early December 2011, the uneven pace of recovery among the HDD components suppliers induced inventory adjustments in the PC market, which in turn adversely affected our sales. The adverse impact of the flooding continued, though to a decreasing extent, in the fiscal year ended March 31, 2013.

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

Due to the damage caused by the flooding to our fixed assets and inventories, we recognized ¥13,730 million of losses relating to our property, plant and equipment and ¥3,539 million of losses relating to our inventories for the fiscal year ended March 31, 2012. We recorded no losses due to the flooding for the fiscal year ended March 31, 2013. For the fiscal years ended March 31, 2012 and 2013, we also recorded net operating gains of ¥5,932 million and ¥4,027 million, respectively, relating to insurance recoveries under our insurance policies that covered the physical damage directly caused by the flooding to certain of our fixed assets and inventories.

For further information, see Note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Issuance of Convertible Bonds. In September 2010, we issued an aggregate principal amount of ¥100,000 million of euro yen convertible bonds with stock acquisition rights due 2015. The net proceeds of the issuance of convertible bonds were applied towards the repayment of existing short-term borrowings. The convertible bonds will become redeemable at the option of holders of the bonds on September 20, 2013 at 100% of their principal amount. As of March 31, 2013, the conversion price per share was ¥10,626, and the aggregate number of shares of our common stock into which the bonds would be converted, assuming that all of the outstanding stock acquisition rights were exercised, was 9,410,878.

For further information, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Principal Items in Our Statement of Operations

Net sales. Our net sales are generated primarily from the sales of our products. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed and collectability is reasonably assured. As such, revenue is generally recognized at the time of delivery to customers in domestic sales and at the time of shipment for export sales with respect to small precision motors, automotive, appliance, commercial and industrial products, and electronic and optical components, and upon receipt of final customer acceptance with respect to machinery. We maintain data with respect to net sales by product type. We also maintain data with respect to net sales of our products based on the entities which are our operating segments. For a detailed discussion of our operating segments, see “—Segment Information” below.

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

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years ended March 31:

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Net sales	¥675,988	¥682,320	¥709,270
Operating expenses:
Cost of products sold	500,034	523,729	572,605
Selling, general and administrative expenses	55,348	55,471	84,760
Research and development expenses	27,737	30,050	34,278

	583,119	609,250	691,643

Operating income	92,869	73,070	17,627

Other income (expense):
Interest and dividend income	1,049	1,634	1,831
Interest expense	(355)	(299)	(679)
Foreign exchange loss, net	(9,108)	(1,756)	(2,973)
Loss on marketable securities, net	(238)	(202)	(87)
Other, net	(2,251)	(1,591)	(2,292)

	(10,903)	(2,214)	(4,200)

Income from continuing operations before income taxes	81,966	70,856	13,427

Income taxes	(18,309)	(18,801)	(6,568)
Equity in net income of affiliated companies	6	0	13

Income from continuing operations	63,663	52,055	6,872
Loss on discontinued operations	(6,171)	(7,768)	—

Consolidated net income	57,492	44,287	6,872
Less: Net income attributable to noncontrolling interests	(5,159)	(3,556)	1,126

Net income attributable to Nidec Corporation	¥52,333	¥40,731	¥7,998

	Yen
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥406.10	¥336.33	¥59.37
Loss on discontinued operations attributable to Nidec Corporation	(30.19)	(40.08)	—

Net income attributable to Nidec Corporation	375.91	296.25	59.37

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥391.96	¥314.41	¥55.07
Loss on discontinued operations attributable to Nidec Corporation	(29.16)	(37.52)	—

Net income attributable to Nidec Corporation	362.80	276.89	55.07

Cash dividends paid	¥80.00	¥90.00	¥90.00

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥56,536	¥46,242	¥7,998
Loss on discontinued operations attributable to Nidec Corporation	(4,203)	(5,511)	—

Net income attributable to Nidec Corporation	¥52,333	¥40,731	¥7,998

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

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Net Sales

The following table is a summary of our net sales for the years ended March 31, 2012 and 2013 by product category. For a detailed discussion of our product categories, see “Item 4.B. Information on the Company—Business Overview.”

	(Yen in millions)
	For the fiscal year ended March 31,
	2012	2013	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥176,932	¥165,427	¥(11,505)	(6.5)%
Other small precision motors(1)(3)	154,505	154,297	(208)	(0.1)%

Sub-total	331,437	319,724	(11,713)	(3.5)%
Automotive, appliance, commercial and industrial products(2)	208,529	248,464	39,935	19.2%
Machinery	64,904	63,526	(1,378)	(2.1)%
Electronic and optical components(3)	69,377	69,188	(189)	(0.3)%
Others(2)	8,073	8,368	295	3.7%

Consolidated total	¥682,320	¥709,270	¥26,950	3.9%

Notes:

(1)	Starting in the year ended March 31, 2013, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors.” To enable comparisons between periods, previously reported amounts have been reclassified.
(2)	Starting in the year ended March 31, 2013, the “general motors” product category is renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “others” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.
(3)	Starting in the year ended March 31, 2013, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Our net sales increased ¥26,950 million, or 3.9%, from ¥682,320 million for the year ended March 31, 2012 to ¥709,270 million for the year ended March 31, 2013. This increase was mainly due to the net sales of newly consolidated subsidiaries, including:

•	Nidec Seimitsu Corporation and its subsidiaries (“Nidec Seimitsu”), a Japanese manufacturer of vibration motors for mobile phones and other small precision DC motors, which we acquired in July 2011,

•	Nidec Minster Corporation (renamed from “The Minster Machine Company”) and its subsidiaries (“Nidec Minster”), a U.S. manufacturer of press machines, which we acquired in April 2012,

•

Nidec ASI S.p.A. (renamed from “Ansaldo Sistemi Industriali S.p.A.”) and its subsidiaries (“Nidec ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012,

•	Avtron Industrial Automation, Inc. (“Avtron”), a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, which we acquired in September 2012,

•	SCD Co., Ltd. (“SCD”), a South Korean manufacturer of motors and motor drive units, which we acquired in October 2012, and

•	Kinetek Group Inc. (“Kinetek”), a U.S. manufacturer of commercial motors, which we acquired in November 2012.

Excluding the impact of the contributions of the newly consolidated subsidiaries, our net sales decreased ¥27,225 million, or 4.1%, from ¥670,301 million for the year ended March 31, 2012 to ¥643,076 million for the year ended March 31, 2013. This was mainly due to decreases in sales of products in the “small precision motors” and “machinery” categories primarily due to weaker demand for such products particularly in the second half of the fiscal year ended March 31, 2013.

The average exchange rate between the Japanese yen and the U.S. dollar for the year ended March 31, 2013 was ¥83.10 to the dollar, which represents a depreciation of the Japanese yen against the U.S. dollar of ¥4.02, or approximately 5%, compared to the year ended March 31, 2012. The average exchange rate between the Japanese yen and the Euro for the year ended March 31, 2013 was ¥107.14 to the Euro, which represents an appreciation of the Japanese yen against the Euro of ¥1.84, or approximately 2%, compared to the year ended March 31, 2011. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥21,400 million and a positive effect on our operating income of approximately ¥2,500 million for the year ended March 31, 2013, compared to the same period of the prior year.

(Small precision motors)

Starting in the year ended March 31, 2013, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors.” In addition, starting in the year ended March 31, 2013, the motor application products that were previously included in the “electronic and optical components” product category are reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of small precision motors decreased ¥11,713 million, or 3.5%, from ¥331,437 million for the year ended March 31, 2012 to ¥319,724 million for the year ended March 31, 2013, although the depreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a positive effect of approximately ¥13,300 million on our sales of small precision motors for the year ended March 31, 2013, compared to the prior year. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥11,505 million, or 6.5%, from ¥176,932 million for the year ended March 31, 2012 to ¥165,427 million for the year ended March 31, 2013. The number of units sold of small precision motors for hard disk drives for the year ended March 31, 2013 decreased approximately 16% compared to the year ended March 31, 2012. This decrease was mainly due to rapid and significant declines in demand for some of our major products, including components for personal computers, in the second half of the year ended March 31, 2013, primarily resulting from weaker spending and shifts in device preferences. The average unit price of hard disk drives spindle motors for the year ended March 31, 2013, however, increased approximately 5% on a U.S. dollar basis and increased approximately 11% on a Japanese yen basis compared to the year ended March 31, 2012, reflecting the 5% depreciation of the Japanese yen against the U.S. dollar.

Sales of spindle motors for 2.5-inch hard disk drives for the year ended March 31, 2013 decreased approximately 9% compared to the year ended March 31, 2012, and sales of spindle motors for 3.5-inch hard disk drives for the year ended March 31, 2013 decreased approximately 3%, compared to the year ended March 31, 2012. The number of units sold of spindle motors for 2.5-inch hard disk drives for the year ended March 31, 2013 decreased approximately 16% compared to the year ended March 31, 2012, and the number of units sold of spindle motors for 3.5-inch hard disk drives for the year ended March 31, 2013 decreased approximately 14%, compared to the year ended March 31, 2012. The average unit price of spindle motors for 2.5-inch hard disk drives for the year ended March 31, 2013 increased approximately 4% on a U.S. dollar basis and increased approximately 9% on a Japanese yen basis compared to the year ended March 31, 2012. The average unit price of spindle motors for 3.5-inch hard disk drives for the year ended March 31, 2013 increased approximately 8% on a U.S. dollar basis and increased approximately 13% on a Japanese yen basis compared to the year ended March 31, 2012.

Net sales of hard disk drives spindle motors accounted for 25.9% of total net sales for the year ended March 31, 2012 and 23.3% of total net sales for the year ended March 31, 2013.

Other small precision motors

Net sales of other small precision motors decreased ¥208 million, or 0.1%, from ¥154,505 million for the year ended March 31, 2012 to ¥154,297 million for the year ended March 31, 2013.

This was primarily due to a decrease in sales of other small precision brushless DC motors. Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for the year ended March 31, 2013 decreased approximately 10% compared to the year ended March 31, 2012. This was mainly due to an approximately 11% decrease in the number of units sold and a 3% decrease in the average unit price on a U.S. dollar basis for the year ended March 31, 2013 compared to the year ended March 31, 2012. The decrease in sales of other small precision brushless DC motors was partially offset by the contribution of Nidec Seimitsu and SCD. Nidec Seimitsu’s net sales were included in our consolidated net sales for the year ended March 31, 2012 only after our acquisition on July 1, 2011. Nidec Seimitsu’s sales for the three months ended June 30, 2012 were ¥3,369 million. Nidec Seimitsu’s net sales were included in our consolidated net sales only for the year ended March 31, 2013. SCD’s sales for the year ended March 31, 2013 were ¥1,378 million. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for the year ended March 31, 2013 increased approximately 6% compared to the year ended March 31, 2012. This was mainly due to a 13% increase in the average unit price on a U.S. dollar basis compared to the year ended March 31, 2012, although the number of units sold for the year ended March 31, 2013 decreased approximately 11% compared to the year ended March 31, 2012.

Net sales of other small precision motors accounted for 22.7% of total net sales for the year ended March 31, 2012 and 21.8% of total net sales for the year ended March 31, 2013.

(Automotive, appliance, commercial and industrial products)

Starting in the year ended March 31, 2013, the “general motors” product category is renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “others” product category are reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of our automotive, appliance, commercial and industrial products increased ¥39,935 million, or 19.2%, from ¥208,529 million for the year ended March 31, 2012 to ¥248,464 million for the year ended March 31, 2013. This increase was primarily due to the contributions of Nidec ASI, Avtron and Kinetek. Excluding the impact of these newly consolidated subsidiaries, net sales of automotive, appliance, commercial and industrial products increased ¥3,580 million, or 1.7%, from ¥208,529 million for the year ended March 31, 2012 to ¥212,109 million for the year ended March 31, 2013. This increase consisted of a ¥1,239 million, or 1.0%, increase in sales of appliance, commercial and industrial products a ¥2,341 million, or 2.8%, increase in sales of automotive products between the two periods. The increase in sales of appliance, commercial and industrial products was primarily due to stronger demand in China at Nidec Techno Motor. The increase in sales of appliance, commercial and industrial products was partially offset by a decrease in sales of Nidec Motor Corporation, primarily reflecting weaker market demand for home appliances in Europe and the United States. The increase in sales of automotive products was mainly due to an approximately 13% increase in sales of automotive motors for electric power steering at Nidec Corporation and its direct-line subsidiaries primarily as a result of our efforts to expand our customer base. The increase in sales of the automotive products was partially offset by a decrease in sales of Nidec Motors & Actuators Corporation.

Net sales of our automotive, appliance, commercial and industrial products accounted for 30.5% of our total net sales for the year ended March 31, 2012 and 35.0% of total net sales for the year ended March 31, 2013.

(Machinery)

Net sales of our machinery decreased ¥1,378 million, or 2.1%, from ¥64,904 million for the year ended March 31, 2012 to ¥63,526 million for the year ended March 31, 2013. The decrease was mainly due to a decrease in sales of products such as LCD panel handling robots at the Nidec Sankyo group of ¥8,637 million, or 34%, a decrease in sales of press machines for electronic components at the Nidec-Shimpo group of ¥2,635 million, or 13%, and a decrease in sales of peripheral equipment for chip mounters at the Nidec Copal group of ¥1,893 million, or 32%, between the two periods. These decreases in sales reflected weakening demand for LCD television sets and other machinery products particularly during the second half of the year ended March 31, 2013. The decreases in sales were partially offset by ¥12,113 million in sales at Nidec Minster, which we acquired in April 2012.

Net sales of our machinery accounted for 9.5% of our total net sales for the year ended March 31, 2012 and 9.0% of total net sales for the year ended March 31, 2013.

(Electronic and optical components)

Starting in the year ended March 31, 2013, the motor application products that were previously included in the “electronic and optical components” product category are reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of our electronic and optical components decreased ¥189 million, or 0.3%, from ¥69,377 million for the year ended March 31, 2012 to ¥69,188 million for the year ended March 31, 2013. This was primarily due to decreased sales at the Nidec Copal Electronics group of ¥1,803 million, or 10%, which were partially offset by an increase in sales at the Nidec Copal group of ¥857 million, or 2%, and an increase in sales at the Nidec Sankyo group of ¥758 million, or 5%, between the two periods. The decrease in sales at the Nidec Copal Electronics group was mainly due to weaker investments in the semiconductor manufacturing equipment, pneumatic and information-communications industries. The increase in sales at the Nidec Copal group mainly reflected stronger demand for lenses and other components for single-lens digital cameras, which was partially offset by a decrease in sales of components for compact digital cameras. The increase in sales at the Nidec Sankyo group mainly reflected the positive impact of Tammy Corporation, a Japanese manufacturer of precision component molds, which we acquired in November, 2011.

Net sales of electronic and optical components accounted for 10.2% of our total net sales for the year ended March 31, 2012 and 9.7% of total net sales for the year ended March 31, 2013.

(Others)

Starting in the year ended March 31, 2013, the automotive products that were previously included in the “others” product category are reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of our other products increased ¥295 million, or 3.7%, from ¥8,073 million for the year ended March 31, 2012 to ¥8,368 million for the year ended March 31, 2013.

Net sales of other products accounted for 1.2% of total net sales for the year ended March 31, 2013 remained at the same level compared to the year ended March 31, 2012.

Cost of Products Sold

Our cost of products sold increased ¥48,876 million, or 9.3%, from ¥523,729 million for the year ended March 31, 2012 to ¥572,605 million for the year ended March 31, 2013. Excluding the impact of Nidec Seimitsu, Nidec Minster, Nidec ASI, Avtron, Kinetek and SCD (the “Newly Consolidated Subsidiaries”), our cost of products sold increased ¥5,143 million, or 1.0%, from ¥513,402 million for the year ended March 31, 2012 to ¥518,545 million for the year ended March 31, 2013. This increase was mainly due to higher raw material and labor costs.

As a percentage of net sales, our cost of products sold increased from 76.8% for the year ended March 31, 2012 to 80.7% for the year ended March 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold increased from 76.6% for the year ended March 31, 2012 to 80.6% for the year ended March 31, 2013. This increase was mainly due to declines in the operation rates and the capacity utilization rates of some of our manufacturing facilities as well as losses on inventory write-offs resulting from rapid and significant declines in sales of some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, as well as decreases in the numbers of units sold of products with higher margins.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥29,289 million, or 52.8%, from ¥55,471 million for the year ended March 31, 2012 to ¥84,760 million for the year ended March 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥17,461 million, or 32.1%, from ¥54,319 million for the year ended March 31, 2012 to ¥71,780 million for the year ended March 31, 2013. This increase was mainly due to personnel expenses and losses related to fixed assets, which were incurred or recorded in connection with the measures we implemented to streamline our business structure and our new sale and lease-back arrangements relating to certain manufacturing equipment and other fixed assets in Asia, as we experienced rapid and significant declines in demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, in the second half of the year ended March 31, 2013. As a result, our losses related to fixed assets and personnel expenses related to severance payments increased ¥12,704 million and ¥1,762 million, respectively, for the year ended March 31, 2013 compared to the previous year.

As a percentage of net sales, selling, general and administrative expenses increased from 8.1% for the year ended March 31, 2012 to 12.0% for the year ended March 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses increased from 8.1% for the year ended March 31, 2012 to 11.2% for the year ended March 31, 2013.

Research and Development Expenses

Our research and development expenses increased ¥4,228 million, or 14.1%, from ¥30,050 million for the year ended March 31, 2012 to ¥34,278 million for the year ended March 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥3,115 million, or 10.4%, from ¥30,002 million for the year ended March 31, 2012 to ¥33,117 million for the year ended March 31, 2013. This increase was mainly due to our increased investments in research and development activities relating to products in the “automotive, appliance, commercial and industrial products” category and the “small precision motors” category.

For further information on our research and development expenses, including a discussion on an operating segment basis, see “—C. Research and Development, Patents and Licenses, etc.”

As a percentage of net sales, research and development expenses increased from 4.4% for the year ended March 31, 2012 to 4.8% for the year ended March 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses increased from 4.5% for the year ended March 31, 2012 to 5.1% for the year ended March 31, 2013.

Operating Income

As a result of the foregoing, our operating income decreased ¥55,443 million, or 75.9%, from ¥73,070 million for the year ended March 31, 2012 to ¥17,627 million for the year ended March 31, 2013.

As a percentage of net sales, operating income decreased from 10.7% for the year ended March 31, 2012 to 2.5% for the year ended March 31, 2013.

Other Income (Expense)

Our other expenses increased ¥1,986 million, or 89.7%, from ¥2,214 million for the year ended March 31, 2012 to ¥4,200 million for the year ended March 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses increased ¥2,659 million, or 115.9%, from ¥2,295 million for the year ended March 31, 2012 to ¥4,954 million for the year ended March 31, 2013. This increase was mainly due to an increase in foreign exchange loss.

Our foreign exchange loss increased ¥1,217 million, or 69.3%, from ¥1,756 million for the year ended March 31, 2012 to ¥2,973 million for the year ended March 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange loss increased ¥2,030 million, or 108.8%, from ¥1,865 million for the year ended March 31, 2012 to ¥3,895 million for the year ended March 31, 2013. This increase was mainly due to an increase in U.S.dollar-denominated liabilities for the year ended March 31, 2013 compared to the year ended March 31, 2012, despite the depreciation of the Japanese yen against the U.S. dollar on an average basis between the two periods.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2011	March 31, 2012	Fluctuation from March 31, 2011 to March 31, 2012	March 31, 2013	Fluctuation from March 31, 2012 to March 31, 2013
U.S. Dollar ($1.00)	¥83.15	¥82.19	¥(0.96)	¥94.05	¥11.86
Euro (€1.00)	¥117.57	¥109.80	¥(7.77)	¥120.73	¥10.93

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥57,429 million, or 81.1%, from ¥70,856 million for the year ended March 31, 2012 to ¥13,427 million for the year ended March 31, 2013.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 10.4% for the year ended March 31, 2012 to 1.9% for the year ended March 31, 2013.

Income Taxes

Our income taxes decreased ¥12,233 million, or 65.1%, from ¥18,801 million for the year ended March 31, 2012 to ¥6,568 million for the year ended March 31, 2013. This was primarily due to the decrease in income from continuing operations before income taxes.

The effective income tax rate increased 22.4 percentage points from 26.5% for the year ended March 31, 2012 to 48.9% for the year ended March 31, 2013. The increase was mainly due to an increase in valuation allowance relating to deferred tax assets of consolidated subsidiaries with operating losses carryforwards for tax purposes that are not expected to be realized. On the other hand, the tax benefit in subsidiaries in Thailand, Philippines and China had an effect of reducing the effective tax rate.

For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Equity in Net Income of Affiliated Companies

Equity in net income of affiliated companies increased ¥13 million from less than ¥1 million for the year ended March 31, 2012 to ¥13 million for the year ended March 31, 2013.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥45,183 million, or 86.8%, from ¥52,055 million for the year ended March 31, 2012 to ¥6,872 million for the year ended March 31, 2013.

Loss on Discontinued Operations

We had no loss on discontinued operations for the year ended March 31, 2013, while we recorded ¥7,768 million of loss on discontinued operations for the year ended March 31, 2012.

We discontinued the LAC business and the PGN business of the Nidec Sankyo group and the CLU business of the Nidec Copal group as of March 31, 2012.

For more information, see Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥37,415 million, or 84.5%, from ¥44,287 million for the year ended March 31, 2012 to ¥6,872 million for the year ended March 31, 2013.

Net Income Attributable to Noncontrolling Interests

We had net loss attributable to noncontrolling interests in the amount of ¥1,126 million for the year ended March 31, 2013, compared to net income attributable to noncontrolling interests in the amount of ¥3,556 million for the year ended March 31, 2012. This was primarily due to losses and lower profits of group companies in which we own less than 100%, including the Nidec Copal group. The losses and lower profits were mainly due to rapidly declining demand for components for compact digital cameras in the second half of the year ended March 31, 2013. In addition, Nidec Sankyo Corporation, a consolidated subsidiary in which we previously held a 77.1% ownership interest, became a wholly owned subsidiary in October 2012.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥32,733 million, or 80.4%, from ¥40,731 million for the year ended March 31, 2012 to ¥7,998 million for the year ended March 31, 2013.

As a percentage of net sales, our net income attributable to Nidec Corporation decreased from 6.0% for the year ended March 31, 2012 to 1.1% for the year ended March 31, 2013.

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Net Sales

The following table is a summary of our net sales for the years ended March 31, 2011 and 2012 by product category. For a detailed discussion of our product categories, see “Item 4.B. Information on the Company—Business Overview.”

	(Yen in millions)
	For the year ended March 31,
	2011	2012	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥196,265	¥176,932	¥(19,333)	(9.9)%
Other small precision motors(1)(3)	152,121	154,505	2,384	1.6

Sub-total	348,386	331,437	(16,949)	(4.9)
Automotive, appliance, commercial and industrial products(2)	163,411	208,529	45,118	27.6
Machinery	77,329	64,904	(12,425)	(16.1)
Electronic and optical components(3)	78,368	69,377	(8,991)	(11.5)
Others(2)	8,494	8,073	(421)	(5.0)

Consolidated total	¥675,988	¥682,320	¥6,332	0.9%

Notes:

(1)	Starting in the year ended March 31, 2013, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors.” To enable comparisons between periods, previously reported amounts have been reclassified.
(2)	Starting in the year ended March 31, 2013, the “appliance, commercial and industrial products” product category is renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “others” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.
(3)	Starting in the year ended March 31, 2013, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

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

Excluding the impact of Nidec Motor and Nidec Seimitsu, our net sales decreased ¥39,038 million, or 6.1%, from ¥640,530 million for the year ended March 31, 2011 to ¥601,492 million for the year ended March 31, 2012. This decrease was mainly due to a decrease in sales of products in the “small precision motors,” “machinery” and “electronic and optical components” categories. The decreases in sales of these products were primarily due to the appreciation of the Japanese yen against the U.S. dollar and the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand in October 2011.

In addition, particularly in the three months ended June 30, 2011, we were also adversely impacted by customer supply chain disruptions caused by the earthquake, the tsunami and the nuclear power plant accidents in northeastern Japan in March 2011.

(Small precision motors)

Net sales of small precision motors decreased ¥16,949 million, or 4.9%, from ¥348,386 million for the year ended March 31, 2011 to ¥331,437 million for the year ended March 31, 2012. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥19,333 million, or 9.9%, from ¥196,265 million for the year ended March 31, 2011 to ¥176,932 million for the year ended March 31, 2012. This decrease was mainly due to the disruptions to our manufacturing facilities and customer supply chains for hard disk drives caused by the flooding in Thailand. The number of units sold of small precision motors for hard disk drives for the year ended March 31, 2012 decreased approximately 3% compared to the year ended March 31, 2011. The average unit price of spindle motors for the year ended March 31, 2012 increased approximately 1% on a U.S. dollar basis and decreased approximately 7% on a Japanese yen basis compared to the year ended March 31, 2011, reflecting an 8% appreciation of the Japanese yen against the U.S. dollar.

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

Other small precision motors

Net sales of other small precision motors increased ¥2,384 million, or 1.6%, from ¥152,121 million for the year ended March 31, 2011 to ¥154,505 million for the year ended March 31, 2012. This increase was primarily due to the contribution of Nidec Seimitsu, which we acquired in July 2011. Excluding the impact of Nidec Seimitsu, net sales of other small precision motors decreased ¥9,633 million, or 6.3%, from ¥152,121 million for the year ended March 31, 2011 to ¥142,488 million for the year ended March 31, 2012. Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for the year ended March 31, 2012 decreased approximately 11% compared to the year ended March 31, 2011. This 11% decrease in sales was mainly due to an approximately 8% appreciation of the Japanese yen against the U.S. dollar and an approximately 5% decrease in the number of units sold compared to the year ended March 31, 2011. On a consolidated basis, the 11% decrease in sales at Nidec Corporation and its direct-line subsidiaries was offset by stronger demand for motors for amusement gaming machines at the Nidec Sankyo group. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for the year ended March 31, 2012 decreased approximately 9% compared to the year ended March 31, 2011. The main reasons for the 9% decrease in sales were an approximately 8% appreciation of the Japanese yen against the U.S. dollar and an approximately 3% decrease in the number of units sold, despite an increase in average unit price of approximately 2% on a U.S. dollar basis. Sales of the other motors included in the other small precision motors product category for the year ended March 31, 2012 also decreased compared to the year ended March 31, 2011 primarily due to a decrease in sales of such products as motor drive units at Nidec Sankyo group.

Net sales of other small precision motors accounted for 22.5% of total net sales for the year ended March 31, 2011 and 22.7 % of total net sales for the year ended March 31, 2012.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥45,118 million, or 27.6%, from ¥163,411 million for the year ended March 31, 2011 to ¥208,529 million for the year ended March 31, 2012. This increase was primarily due to the contribution of Nidec Motor to net sales of automotive, appliance, commercial and industrial products, partially offset by a ¥2,999 million, or 7.0%, decrease in sales of the Nidec Techno Motor group. Excluding the impact of Nidec Motor, net sales of automotive, appliance, commercial and industrial products increased ¥11,764 million, or 9.2%, from ¥127,954 million for the year ended March 31, 2011 to ¥139,718 million for the year ended March 31, 2012. This increase was primarily due to an increase in sales of automotive products. Sales of automotive products for the year ended March 31, 2012 increased ¥15,158 million, or 21.9%, compared to the year ended March 31, 2011, mainly due to an approximately 68% increase in sales of automotive products for electric power steering at Nidec Corporation and its direct-line subsidiaries. Excluding the impact of Nidec Motor, sales of appliance, commercial and industrial products for the year ended March 31, 2012 decreased ¥3,394 million, or 5.8%, compared to the year ended March 31, 2011.

Net sales of our automotive, appliance, commercial and industrial products accounted for 24.2% of our total net sales for the year ended March 31, 2011 and 30.5% of total net sales for the year ended March 31, 2012.

(Machinery)

Net sales of our machinery decreased ¥12,425 million, or 16.1%, from ¥77,329 million for the year ended March 31, 2011 to ¥64,904 million for the year ended March 31, 2012. The decrease in net sales for the year ended March 31, 2012 was mainly due to a decrease in sales of products such as LCD panel handling robots at the Nidec Sankyo group of ¥7,635 million, or 22.9%, a decrease in sales of products such as electronic circuit testing systems for digital equipment at the Nidec-Read group of ¥3,055 million, or 23.8%, a decrease in sales at the Nidec-Shimpo group (where Nidec-Kyori Corporation was merged by absorption into Nidec-Shimpo Corporation in April 2012) of ¥1,851 million, or 8.5%, and a decrease in sales at the Nidec Tosok group of ¥505 million, or 14.0%, compared to the year ended March 31, 2011. The decrease in net sales of machinery was partially offset by a ¥857 million, or 17.2%, increase in sales of products such as peripheral equipment for chip mounters at the Nidec Copal group.

Net sales of our machinery accounted for 11.4% of our total net sales for the year ended March 31, 2011 and 9.5% of total net sales for the year ended March 31, 2012.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥8,991 million, or 11.5%, from ¥78,368 million for the year ended March 31, 2011 to ¥69,377 million for the year ended March 31, 2012. The decrease in net sales for the year ended March 31, 2012 was mainly due to a decrease in sales of products such as shutters and unit components at the Nidec Copal group of ¥6,456 million, or 14.7%, primarily as a result of the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand, and a decrease in sales of electronic components, including circuit components and sensors, at the Nidec Copal Electronics group of ¥2,127 million, or 10.7%, compared to the year ended March 31, 2011.

Net sales of our electronic and optical components accounted for 11.6% of our total net sales for the year ended March 31, 2011 and 10.2% of our total net sales for the year ended March 31, 2012.

(Others)

Net sales of our other products decreased ¥421 million, or 5.0%, from ¥8,494 million for the year ended March 31, 2011 to ¥8,073 million for the year ended March 31, 2012.

Net sales of our other products accounted for 1.3% of our total net sales for the year ended March 31, 2011 and 1.2% of total net sales for the year ended March 31, 2012.

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

Research and Development Expenses

Our research and development expenses increased ¥2,313 million, or 8.3%, from ¥27,737 million for the year ended March 31, 2011 to ¥30,050 million for the year ended March 31, 2012. Excluding the impact of Nidec Motor and Nidec Seimitsu, our research and development expenses increased ¥1,176 million, or 4.4%, from ¥26,629 million for the year ended March 31, 2011 to ¥27,805 million for the year ended March 31, 2012. This increase was mainly due to our increased investments in research and development activities relating to products in the “automotive, appliance, commercial and industrial products” product category.

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

Segment Information

Based on the applicable criteria set forth in ASC 280 “Segment Reporting”, we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

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

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

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

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Avtron and Kinetek, which were newly consolidated for the year ended March 31, 2013.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

In accordance with ASC 205-20 “Presentation of Financial Statements—Discontinued Operations,” amounts in the segment information do not reflect discontinued operations, and previous periods’ segment information has been reclassified.

We evaluate performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, leases, and some expenses relating to our recent business structure streamlining efforts. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the years ended March 31, 2011, 2012 and 2013. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the years ended March 31, 2011, 2012 and 2013:

	Year ended March 31,
	2011	2012	2013
	(Yen in millions)
Nidec Corporation
Net sales to external customers	¥72,334	¥46,901	¥23,748
Net sales to other operating segments	74,406	100,064	108,282

Sub total	146,740	146,965	132,030
Nidec Electronics (Thailand)
Net sales to external customers	86,086	64,226	63,349
Net sales to other operating segments	45,219	36,649	35,492

Sub total	131,305	100,875	98,841
Nidec (Zhejiang)
Net sales to external customers	24,500	26,430	21,109
Net sales to other operating segments	6,618	3,617	2,977

Sub total	31,118	30,047	24,086
Nidec (Dalian)
Net sales to external customers	4,218	4,269	3,648
Net sales to other operating segments	20,852	15,471	11,117

Sub total	25,070	19,740	14,765
Nidec Singapore
Net sales to external customers	19,082	34,220	50,039
Net sales to other operating segments	451	448	709

Sub total	19,533	34,668	50,748
Nidec (H.K.)
Net sales to external customers	55,724	50,748	52,028
Net sales to other operating segments	1,587	1,162	1,734

Sub total	57,311	51,910	53,762
Nidec Philippines
Net sales to external customers	7,337	15,326	14,707
Net sales to other operating segments	28,504	24,390	25,682

Sub total	35,841	39,716	40,389
Nidec Sankyo
Net sales to external customers	86,027	78,589	73,201
Net sales to other operating segments	556	396	300

Sub total	86,583	78,985	73,501
Nidec Copal
Net sales to external customers	58,396	51,124	49,627
Net sales to other operating segments	2,632	2,318	2,093

Sub total	61,028	53,442	51,720
Nidec Tosok
Net sales to external customers	29,745	33,358	31,090
Net sales to other operating segments	201	150	190

Sub total	29,946	33,508	31,280
Nidec Copal Electronics
Net sales to external customers	30,553	29,098	26,845
Net sales to other operating segments	27	20	20

Sub total	30,580	29,118	26,865

	Year ended March 31,
	2011	2012	2013
	(Yen in millions)
Nidec Techno Motor
Net sales to external customers	42,935	40,058	39,940
Net sales to other operating segments	889	952	3,143

Sub total	43,824	41,010	43,083
Nidec Motor
Net sales to external customers	50,886	83,999	119,093
Net sales to other operating segments	—	30	154

Sub total	50,886	84,029	119,247
Nidec Motor & Actuators
Net sales to external customers	38,371	44,748	44,707
Net sales to other operating segments	6,702	11,607	15,170

Sub total	45,073	56,355	59,877
All Others
Net sales to external customers	69,402	78,268	96,236
Net sales to other operating segments	55,039	52,900	55,665

Sub total	124,441	131,168	151,901
Total
Net sales to external customers	675,596	681,362	709,367
Net sales to other operating segments	243,683	250,174	262,728

Adjustments(1)	392	958	(97)
Inter segment elimination	(243,683)	(250,174)	(262,728)

Consolidated total (net sales)	¥675,988	¥682,320	¥709,270

Note:

(1)	See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

	Year ended March 31,
	2011	2012	2013
	(Yen in millions)
Operating income or loss:
Nidec Corporation	¥6,799	¥7,497	¥(4,856)
Nidec Electronics (Thailand)	21,473	15,027	10,525
Nidec (Zhejiang)	2,351	774	(2,689)
Nidec (Dalian)	2,658	431	(409)
Nidec Singapore	245	781	1,115
Nidec (H.K.)	564	359	146
Nidec Philippines	5,403	7,799	4,883
Nidec Sankyo	13,226	7,414	4,210
Nidec Copal	9,557	6,384	(3,192)
Nidec Tosok	4,009	3,140	1,715
Nidec Copal Electronics	4,969	4,194	3,277
Nidec Techno Motor	4,018	4,591	4,168
Nidec Motor	240	2,111	723
Nidec Motors & Actuators	1,274	3,126	3,447
All Others	16,184	11,201	10,541

Total	92,970	74,829	33,604

Adjustments(1)	(101)	(1,759)	(15,977)

Consolidated total	¥92,869	¥73,070	¥17,627

Note:

(1)	See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Nidec Corporation Segment

Net sales of Nidec Corporation decreased ¥14,935 million, or 10.2%, from ¥146,965 million for the year ended March 31, 2012 to ¥132,030 million for the year ended March 31, 2013. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors particularly in the second half of the year ended March 31, 2013, resulting from declining spending and shifts in device preferences. Net sales to external customers of Nidec Corporation decreased ¥23,153 million, or 49.4%, from ¥46,901 million for the year ended March 31, 2012 to ¥23,748 million for the year ended March 31, 2013. Net sales to other operating segments of Nidec Corporation increased ¥8,218 million, or 8.2%, from ¥100,064 million for the year ended March 31, 2012 to ¥108,282 million for the year ended March 31, 2013. Since the three months ended December 31, 2011, we have implemented a strategic decision to distribute some of Nidec Corporation’s products, such as hard disk drives spindle motors, to customers indirectly through Nidec Singapore, contributing to the decrease in Nidec Corporation’s net sales to external customers and the increase in Nidec Corporation’s net sales to other operating segments. Nidec Corporation had operating loss of ¥4,856 million for the year ended March 31, 2013, compared to operating income of ¥7,497 million for the year ended March 31, 2012. This decrease was primarily due to a decrease in royalty and commission fees from subsidiaries relating to hard disk drives spindle motors and an increase in material costs for automotive motors for electric power steering, in addition to the decrease in sales.

Net sales of Nidec Corporation increased ¥225 million, or 0.2%, from ¥146,740 million for the year ended March 31, 2011 to ¥146,965 million for the year ended March 31, 2012. This increase was primarily due to an increase in demand for general motors for electric power steering, despite a decrease in sales of small precision motors. Net sales to external customers of Nidec Corporation decreased ¥25,433 million, or 35.2%, from ¥72,334 million for the year ended March 31, 2011 to ¥46,901 million for the year ended March 31, 2012. Inter-segment revenues of Nidec Corporation increased ¥25,658 million, or 34.5%, from ¥74,406 million for the year ended March 31, 2011 to ¥100,064 million for the year ended March 31, 2012. Starting in the three months ended December 31, 2011, we implemented a strategic decision to distribute some of Nidec Corporation’s products, such as hard disk drives spindle motors, to customers indirectly through Nidec Singapore, resulting in the decrease in Nidec Corporation’s net sales to external customers and the increase in Nidec Corporation’s net sales to other operating segments. Operating income of Nidec Corporation increased ¥698 million, or 10.3%, from ¥6,799 million for the year ended March 31, 2011 to ¥7,497 million for the year ended March 31, 2012. This increase was primarily due to an increase in fees from Nidec Electronics (Thailand) resulting from transfer pricing adjustments pursuant to the bilateral advance pricing arrangement provisionally agreed to between the tax authorities in Japan and Thailand relating to transactions between Nidec Corporation and Nidec Electronics (Thailand).

Nidec Electronics (Thailand) Segment

Net sales of Nidec Electronics (Thailand) decreased ¥2,034 million, or 2.0%, from ¥100,875 million for the year ended March 31, 2012 to ¥98,841 million for the year ended March 31, 2013. This decrease was primarily due to our decision to shift a portion of our production of hard disk drives spindle motors from Thailand to the Philippines in response to the flooding in Thailand in October 2011. Operating income of Nidec Electronics (Thailand) decreased ¥4,502 million, or 30.0%, from ¥15,027 million for the year ended March 31, 2012 to ¥10,525 million for the year ended March 31, 2013. This decrease was primarily due to higher manufacturing costs such as wages and material costs, as well as losses on inventory write-offs relating to excess inventories, in addition to the decrease in sales.

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

Nidec (Zhejiang) Segment

Net sales of Nidec (Zhejiang) decreased ¥5,961 million, or 19.8%, from ¥30,047 million for the year ended March 31, 2012 to ¥24,086 million for the year ended March 31, 2013. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors particularly in the second half of the year ended March 31, 2013, resulting from declining spending and shifts in device preferences. Nidec (Zhejiang) had operating loss of ¥2,689 million for the year ended March 31, 2013, compared to operating income of ¥774 million for the year ended March 31, 2012. This decrease was primarily due to an increase in expense incurred in connection with the business structure streamlining measures designed to improve our operation efficiency, the negative effect of our declining operation rate and changes in the product mix, in addition to the decrease in sales.

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

Nidec (Dalian) Segment

Net sales of Nidec (Dalian) decreased ¥4,975 million, or 25.2%, from ¥19,740 million for the year ended March 31, 2012 to ¥14,765 million for the year ended March 31, 2013. This decrease was primarily due to a decrease in demand for DC motors. Nidec (Dalian) had operating loss of ¥409 million for the year ended March 31, 2013, compared to operating income of ¥431 million for the year ended March 31, 2012. This decrease was primarily due to higher manufacturing costs such as wages and material costs, as well as losses on inventory write-offs relating to excess inventories, in addition to the decrease in sales.

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

Nidec Singapore Segment

Net sales of Nidec Singapore increased ¥16,080 million, or 46.4%, from ¥34,668 million for the year ended March 31, 2012 to ¥50,748 million for the year ended March 31, 2013. This increase was primarily due to the implementation of our strategic decision to distribute some of Nidec Corporation’s products to customers indirectly through Nidec Singapore since the three months ended December 31, 2011. Operating income of Nidec Singapore increased ¥334 million, or 42.8%, from ¥781 million for the year ended March 31, 2012 to ¥1,115 million for the year ended March 31, 2013. This increase was primarily due to the increase in sales.

Net sales of Nidec Singapore increased ¥15,135 million, or 77.5%, from ¥19,533 million for the year ended March 31, 2011 to ¥34,668 million for the year ended March 31, 2012. This increase was primarily due to the implementation of our strategic decision to distribute some of Nidec Corporation’s products to customers indirectly through Nidec Singapore, starting in the three months ended December 31, 2011. Operating income of Nidec Singapore increased ¥536 million, or 218.8%, from ¥245 million for the year ended March 31, 2011 to ¥781 million for the year ended March 31, 2012. This increase was primarily due to the increase in sales.

Nidec (H.K.) Segment

Net sales of Nidec (H.K.) increased ¥1,852 million, or 3.6%, from ¥51,910 million for the year ended March 31, 2012 to ¥53,762 million for the year ended March 31, 2013. This increase was primarily due to the depreciation of the Japanese yen against the Hong Kong dollar. However, operating income of Nidec (H.K.) decreased ¥213 million, or 59.3%, from ¥359 million for the year ended March 31, 2012 to ¥146 million for the year ended March 31, 2013. This decrease was primarily due to increases in salaries resulting from the increase in headcount and marketing costs.

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

Nidec Philippines Segment

Net sales of Nidec Philippines increased ¥673 million, or 1.7%, from ¥39,716 million for the year ended March 31, 2012 to ¥40,389 million for the year ended March 31, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar. However, operating income of Nidec Philippines decreased ¥2,916 million, or 37.4%, from ¥7,799 million for the year ended March 31, 2012 to ¥4,883 million for the year ended March 31, 2013. This decrease was primarily due to higher manufacturing costs including material costs, as well as losses on inventory write offs relating to excess inventories.

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

Nidec Sankyo Segment

Net sales of Nidec Sankyo decreased ¥5,484 million, or 6.9%, from ¥78,985 million for the year ended March 31, 2012 to ¥73,501 million for the year ended March 31, 2013. This decrease was primarily due to a decrease in sales of LCD panel handling robots resulting from declining demand for LCD television sets. Operating income of Nidec Sankyo decreased ¥3,204 million, or 43.2%, from ¥7,414 million for the year ended March 31, 2012 to ¥4,210 million for the year ended March 31, 2013. This decrease was primarily due to higher overseas manufacturing costs, including labor costs, and the negative effect of changes in the product mix, in addition to the decrease in sales.

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

Nidec Copal Segment

Net sales of Nidec Copal decreased ¥1,722 million, or 3.2%, from ¥53,442 million for the year ended March 31, 2012 to ¥51,720 million for the year ended March 31, 2013. This decrease was primarily due to rapidly and significantly declining demand for our silent geared motors for digital steal cameras and reduced orders for system units during the second half of the year ended March 31, 2013. Nidec Copal had operating loss of ¥3,192 million for the year ended March 31, 2013, compared to operating income of ¥6,384 million for the year ended March 31, 2012. This decrease was primarily due to significant declines in the operation rates and the capacity utilization rates of manufacturing facilities due to rapidly declining demand for our products.

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

Nidec Tosok Segment

Net sales of Nidec Tosok decreased ¥2,228 million, or 6.6%, from ¥33,508 million for the year ended March 31, 2012 to ¥31,280 million for the year ended March 31, 2013. This decrease was primarily due to lower demand for automotive parts in the Chinese and European markets. Operating income decreased ¥1,425 million, or 45.4%, from ¥3,140 million for the year ended March 31, 2012 to ¥1,715 million for the year ended March 31, 2013. This decrease was primarily due to an increase in fixed costs resulting from investments to enhance the manufacturing and research and development operations, in addition to the decrease in sales.

Net sales of Nidec Tosok increased ¥3,562 million, or 11.9%, from ¥29,946 million for the year ended March 31, 2011 to ¥33,508 million for the year ended March 31, 2012. This increase was primarily due to an increase in sales of automotive parts resulting from recovering demand for such parts in China and Europe. However, operating income decreased ¥869 million, or 21.7%, from ¥4,009 million for the year ended March 31, 2011 to ¥3,140 million for the year ended March 31, 2012. This decrease was primarily due to an increase in fixed costs resulting from investments to enhance the manufacturing and research and development operations.

Nidec Copal Electronics Segment

Net sales of Nidec Copal Electronics decreased ¥2,253 million, or 7.7%, from ¥29,118 million for the year ended March 31, 2012 to ¥26,865 million for the year ended March 31, 2013. This decrease was mainly due to weaker investments in the semiconductor manufacturing equipment, pneumatic and information-communications industries. Operating income decreased ¥917 million, or 21.9%, from ¥4,194 million for the year ended March 31, 2012 to ¥3,277 million for the year ended March 31, 2013. This decrease was primarily due to the negative effect of changes in the product mix, in addition to the decreases in sales.

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

Nidec Techno Motor Segment

Net sales of Nidec Techno Motor increased ¥2,073 million, or 5.1%, from ¥41,010 million for the year ended March 31, 2012 to ¥43,038 million for the year ended March 31, 2013. This increase was primarily due to stronger demand for home appliance motors in China. However, operating income decreased ¥423 million, or 9.2%, from ¥4,591 million for the year ended March 31, 2012 to ¥4,168 million for the year ended March 31, 2013. This decrease was primarily due to the negative effect of changes in the product mix and losses on inventory write-offs relating to excess inventories.

Net sales of Nidec Techno Motor decreased ¥2,814 million, or 6.4%, from ¥43,824 million for the year ended March 31, 2011 to ¥41,010 million for the year ended March 31, 2012. This decrease was primarily due to inventory adjustments-related effects in the European and Asian markets and the negative effects of the flooding in Thailand. However, operating income increased ¥573 million, or 14.3%, from ¥4,018 million for the year ended March 31, 2011 to ¥4,591 million for the year ended March 31, 2012. This increase was primarily due to the cessation of manufacturing of unprofitable products, in addition to the insurance income relating to the flooding in Thailand.

Nidec Motor Segment

Net sales of Nidec Motor increased ¥35,218 million or 41.9%, from ¥84,029 million for the year ended March 31, 2012 to ¥119,247 million for the year ended March 31, 2013. This increase was primarily due to the contribution of the newly consolidated subsidiaries. However, operating income decreased ¥1,388 million or 65.8%, from ¥2,111 million for the year ended March 31, 2012 to ¥723 million for the year ended March 31, 2013. This decrease was primarily due to the personnel expenses incurred as part of our business structure streamlining measures, in addition to the negative effect of some of the newly consolidated subsidiaries.

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

Nidec Motors & Actuators Segment

Net sales of Nidec Motors & Actuators increased ¥3,522 million or 6.2%, from ¥56,355 million for the year ended March 31, 2012 to ¥59,877 million for the year ended March 31, 2013. This increase was primarily due to an increase in sales of automotive motors for electric power steering mainly as a result of efforts to expand our customer base and increase in sales to the existing customers. Operating income increased ¥321 million, or 10.3%, from ¥3,126 million for the year ended March 31, 2012 to ¥3,447 million for the year ended March 31, 2013. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

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

All Others

With respect to the All Others segment, net sales increased ¥20,733 million, or 15.8%, from ¥131,168 million for the year ended March 31, 2012 to ¥151,901 million for the year ended March 31, 2013. This increase was primarily due to the contribution of Nidec Seimitsu and Nidec Minster. However operating income decreased ¥660 million, or 5.9% from ¥11,201 million for the year ended March 31, 2012 to ¥10,541 million for the year ended March 31, 2013. This decrease was primarily due to personnel expenses incurred as part of our business structure streamlining measures and losses on inventory write-offs relating to excess inventories.

With respect to the All Others segment, net sales increased ¥6,727 million, or 5.4%, from ¥124,441 million for the year ended March 31, 2011 to ¥131,168 million for the year ended March 31, 2012. This increase was primarily due to the contribution of ¥12,018 million of sales at Nidec Seimitsu and its subsidiaries which were newly consolidated on or after July 1, 2011, partially offset by a decrease in sales of machinery and small precision motors. However, operating income decreased ¥4,983 million, or 30.8% from ¥16,184 million for the year ended March 31, 2011 to ¥11,201 million for the year ended March 31, 2012. This decrease was primarily due to an increase in raw material costs.

Accounting Changes

As of April 1, 2012, we adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on our consolidated financial position, results of operations or liquidity.

As of April 1, 2012, we adopted FASB ASC 350 “Intangibles-Goodwill and Other.” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have material impact on our consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to Be Adopted in Future Periods

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. ASU 2012-02 is effective for annual and interim impairment tests of indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We are currently evaluating the potential impact from adopting ASU 2012-02 on its consolidated financial position, results of operations and liquidity.

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. This standard is provision for disclosure. The adoption of this standard will not have any impact on our consolidated financial position, results of operations and liquidity.

Application of Critical Accounting Policies

Nidec Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S. GAAP. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

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

We believe that the accounting estimate related to investment impairment is a critical accounting policy because:

•	it is highly susceptible to change from period to period because it requires our management to make assumptions about future financial condition and cash flows of investees; and

•	the impact that recognizing an impairment would have on the total assets reported on our balance sheet as well as our net income attributable to Nidec Corporation would be material.

As of March 31, 2013, the estimated fair value of our marketable securities was ¥14,364 million. We recorded a net loss from marketable securities in the amount of ¥87 million for the year ended March 31, 2013.

The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31,
	2011	2012	2013
	(Yen in millions)
Other-than-temporary losses on marketable securities	¥202	¥253	¥435

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2013, sales to our two largest customers represented approximately 20% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2013, the two customers represented ¥19,534 million, or 13%, of our gross accounts receivable. In addition, during economic downturns, a certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥860 million as of March 31, 2013. Our trade notes and accounts receivable balance was ¥159,085 million, net of allowance for doubtful accounts, as of March 31, 2013.

The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31,
	2011	2012	2013
	(Yen in millions)
Provision for doubtful accounts, net of reversal	¥26	¥30	¥166

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2013, we had deferred tax assets in the amount of ¥37,444 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥14,492 million as of March 31, 2013, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property, plant and equipment, comprising approximately 27.7% of our total assets as of March 31, 2013, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted testing for impairment of long-lived assets under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amounts of these asset groups may not be recoverable, we have reviewed the respective asset groups for impairment. An impairment loss is recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows of the group. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Acquisitions

In recent years, we have made a number of significant business acquisitions, which had been accounted for using the purchase method of accounting until the fiscal year ended March 31, 2009. As of April 1, 2009, we adopted ASC 805 “Business Combinations”. ASC 805 requires that business acquisitions are accounted for using the acquisition method of accounting. Application of the purchase method and the acquisition method requires our management to make complex judgments about the measurement of fair value of the net assets we acquire and estimation of the related useful lives. The determinations of fair value of assets and liabilities are primarily based on factors such as cash flow analysis and quoted market prices among others. We also obtained independent appraisers’ reports for significant purchases.

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

In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, we apply a hypothetical decrease to the fair value of each reporting unit. Based on our discounted cash flow models, there was sufficient fair value above the carrying amount of reporting units so that we would not expect near term changes in the operating results to trigger an impairment. Also, among the reporting units, when testing the goodwill for impairment allocated to our listed subsidiaries, consideration is given to each listed subsidiary’s carrying amount and its market capitalization adjusted to include an estimated control premium, among other factors. The estimated control premium is derived from reviewing observable transactions involving the purchase of controlling interests in comparable companies. Although exchange traded, trading volumes may be low and the markets for the listed subsidiaries shares may not always be highly liquid. The market capitalization before including the estimated control premium is calculated using the relevant shares outstanding and a stock price at the test date. At the test date, the market capitalization before including the estimated control premium was below the carrying amount of the reporting units for Nidec Copal (which includes goodwill of ¥16,462 million in its carrying amount as of March 31, 2013), Nidec Copal Electronics (which includes goodwill of ¥6,561 million in its carrying amount as of March 31, 2013) and Nidec Tosok (which includes goodwill of ¥1,038 million in its carrying amount as of March 31, 2013). After including estimated control premiums, the adjusted market capitalization or fair value which is based on discounted future cash flows exceeded the carrying value of reporting units for the listed subsidiaries. The exercise of reconciling the adjusted market capitalization to fair value, which is based on discounted future cash flows, further supports our conclusion on the fair value of each of the reporting unit exceeds its carrying amount.

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. These models include assumptions which are subject to uncertainty, including forecasted cash flows, changes in technology, customer demand and the pace of economic recovery from natural disasters, which could differ from actual performance. Goodwill amounted to ¥132,893 million as of March 31, 2013.

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

	Yen in millions
	Effect on pre-tax income	Effect on PBO
	For the year ending March 31, 2014	As of March 31, 2013
Discount rates
0.5% decrease	¥(12)	¥1,697
0.5% increase	(26)	(1,832)
Expected rate of return on plan assets
0.5% decrease	¥(74)
0.5% increase	74

Income Taxes

We adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” on April 1, 2007. We consider many factors when evaluating and estimating income tax uncertainties. These factors include an evaluation of the technical merits of the tax positions as well as the amounts and probabilities of the outcomes that could be realized upon settlement. The actual resolutions of those uncertainties will inevitably differ from those estimates, and such differences may be material to the financial statements.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. For small precision motors, automotive, appliance, commercial and industrial products, and electronic and optical components, these criteria are generally met at the time a product is delivered to the customers’ site, which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment for export sales (FOB shipping point). Revenue for machinery sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, we make provisions for estimated product returns. Revenue from a part of sales of automotive, appliance, commercial and industrial products under long-term construction type arrangements are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon the most recent information.

B. Liquidity and Capital Resources.

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management is our focus on efficient use of working capital, which is defined as current assets less current liabilities, to improve our cash flows. Between March 31, 2012 and 2013, our working capital improved by ¥51,114 million to ¥135,813 million. In an effort to efficiently use our working capital, we continue to make effective use of our cash management system, which is shared among our subsidiaries in Japan and China.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of March 31, 2013, we had ¥134,165 million of trade notes and accounts payable, ¥32,798 million of short-term borrowings, and ¥279,899 million of long-term debt, including the current portion of long-term debt. As of the same date, we had unused lines of credit from banks amounting to ¥212,634 million, under which we are authorized to obtain short-term financing at prevailing interest rates.

Investments for the purchase of property, plant, equipment and other assets totaled ¥61,368 million for the year ended March 31, 2013. We plan to invest ¥17,266 million in additions to the property, plant and equipment for the year ending March 31, 2014. Outstanding commitments for the purchase of property, plant and equipment and other assets amounted to ¥9,000 million as of March 31, 2013.

Research and development expenses were ¥34,278 million for the year ended March 31, 2013, and are expected to reach approximately ¥38,000 million for the year ending March 31, 2014. For further information on our research and development expenses, see “—C. Research and Development, Patents and Licenses, etc.”

In the year ended March 31, 2013, we acquired Nidec Minster, Nidec ASI, Avtron, Kinetek, SCD and Nidec Kaiyu for a total of ¥90,467 million. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans was ¥32,798 million as of March 31, 2013, a decrease of ¥53,810 million from ¥86,608 million as of March 31, 2012. In October 2011, we established a domestic commercial paper program allowing issuance of up to ¥100,000 million. We had no commercial paper as of March 31, 2013, and have no commercial paper as of the date of this annual report, issued under the program and outstanding in the Japanese commercial paper market.

Our current portion of long-term debt was ¥133,628 million as of March 31, 2013, an increase of ¥132,954 million from ¥674 million as of March 31, 2012. This increase was mainly due to the reclassification of the ¥100,000 million aggregate principal amount of zero coupon euro yen convertible bonds due 2015 from long-term debt to current portion of long-term debt, as the bonds will become redeemable at the option of holders of the bonds on September 20, 2013. Our current portion of long-term debt as of March 31, 2013 also includes the current portion of the Euro-denominated and U.S. dollar-denominated bank loans we obtained in July 2012 and December 2012, respectively, under a special government program, as further described below.

Our long-term debt was ¥146,271 million as of March 31, 2013, an increase of ¥45,035 million from ¥101,236 million as of March 31, 2012. This increase mainly reflected the Euro-denominated and U.S. dollar-denominated bank loans, as further described below, and the proceeds from the issuance in November 2012 of ¥100,000 million aggregate principal amount of domestic bonds, as further described below, offset in part by the reclassification of the convertible bonds from long-term debt to current portion of long-term debt.

In July 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed €240 million from major Japanese private commercial banks based on Euro-denominated credit lines to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which has been implemented in response to the appreciation of the Japanese yen against other currencies. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under the JBIC program. As of March 31, 2013, we had €180 million and $500 million of loans outstanding under the program, which were recorded in long-term debt and current portion of long-term debt on our audited consolidated balance sheet as of the same date.

In November 2012, we issued ¥65 billion aggregate principal amount of domestic corporate bonds due 2017, ¥15 billion aggregate principal amount of domestic corporate bonds due 2019, and ¥20 billion aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds are primarily used to repay commercial paper and other short-term borrowings. The bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200 billion aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We also consider further extending our funding options to direct financing in order to enhance our financial agility in mergers and acquisitions, research and development activities and facility investments.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser of an aggregate of 3,000,000 shares of our common stock and an aggregate of ¥20.0 billion between January 25, 2013 and January 24, 2014. We repurchased an aggregate of 847,800 shares for approximately ¥4.5 billion under the plan between January 25, 2013 and March 31, 2013. Between April 1, 2013 and June 30, 2013, we repurchased an aggregate of 500,000 shares for approximately ¥2.7 billion under the plan. On January 24, 2013, we terminated our previous share repurchase plan, pursuant to which we repurchased an aggregate of 4,230,400 shares for approximately ¥26.7 billion between April 1, 2012 and January 24, 2013. For more information on our stock repurchase program, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

We had cash and cash equivalents of ¥193,420 million as of March 31, 2013, compared to ¥130,290 million as of March 31, 2012.

We believe that the foregoing funding sources, together with our cash flow from operations, will sufficiently meet our capital requirements for the fiscal year ending March 31, 2014.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥204,451 million from ¥800,401 million as of March 31, 2012 to ¥1,004,852 million as of March 31, 2013. Excluding the impact of Nidec Minster, Nidec ASI, Avtron, Kinetek, SCD, Nidec Kaiyu and other newly consolidated subsidiaries, total assets increased ¥37,479 million from ¥800,401 million as of March 31, 2012 to ¥837,880 million as of March 31, 2013. The increase in total assets of ¥204,451 million was mainly due to an increase in goodwill of ¥52,368 million as a result of our acquisitions of Nidec Minster, Nidec ASI, Avtron, Kinetek, SCD and Nidec Kaiyu, as well as an increase in property, plant and equipment of ¥47,146 million mainly due to our acquisitions and the effect of the significant depreciation of the Japanese yen particularly against the U.S. dollar. In addition, other non-current assets increased ¥41,960 million as a result of our acquisitions. Cash and cash equivalents also increased ¥63,130 million as described below under “Cash Flows.”

Our total liabilities increased ¥176,595 million from ¥374,790 million as of March 31, 2012 to ¥551,385 million as of March 31, 2013. Excluding the impact of Nidec Minster, Nidec ASI, Avtron, Kinetek, SCD, Nidec Kaiyu and other newly consolidated subsidiaries, total liabilities increased ¥132,779 million from ¥374,790 million as of March 31, 2012 to ¥507,569 million as of March 31, 2013. The increase in total liabilities of ¥176,595 million was primarily due to increases in long-term debt and current portion of long-term debt as a result of the €240 million and $500 million of bank loans obtained under the JBIC program described above, and the ¥100,000 million of the newly issued domestic corporate bonds described above, partially offset by a decrease in short-term borrowings of ¥53,810 million.

Our working capital, defined as current assets less current liabilities, decreased ¥51,114 million from ¥186,927 million as of March 31, 2012 to ¥135,813 million as of March 31, 2013. This decrease was mainly due to an increase in current portion of long-term debt as described above.

Our receivable turnover ratio is calculated by dividing net sales for a fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio increased 0.8 points from 3.7 points for the year ended March 31, 2012 to 4.5 points for the year ended March 31, 2013. This was mainly due to a decrease in trade notes and accounts receivable as a result of earlier collections on accounts receivable. The inventory turnover ratio is calculated by dividing cost of products sold for a given year by the year-end inventory balance. Our inventory turnover ratio was 5.7 points for each of the years ended March 31, 2012 and 2013.

Our total shareholders’ equity increased ¥45,320 million from ¥370,182 million as of March 31, 2012 to ¥415,502 million as of March 31, 2013. This increase was mainly due to a decrease in negative foreign currency translation adjustments of ¥60,384 million, reflecting the depreciation of the Japanese yen against other currencies. This increase was offset in part by the negative effect of the increase of ¥14,567 million in treasury stock. The increase in treasury stock was due to repurchases of shares in the year ended March 31, 2013, which were partially offset by the allocation of treasury shares to Nidec Sankyo shareholders in connection with the share exchange transaction to make Nidec Sankyo a wholly owned subsidiary in October 2012. The increase in Nidec Corporation shareholders’ equity was also offset in part by a decrease in retained earnings of ¥4,127 million.

As a result of the foregoing, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 4.9 percentage points from 46.2% as of March 31, 2012 to 41.3% as of March 31, 2013.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥53,574 million from ¥56,712 million for the year ended March 31, 2012 to ¥110,286 million for the year ended March 31, 2013. The increase in net cash provided by operating activities was primarily due to the positive impact of changes in operating assets and liabilities of ¥84,187 million, partially offset by the decrease in consolidated net income of ¥37,415 million.

For the year ended March 31, 2013, we had ¥110,286 million of net cash inflows provided by operating activities primarily due to the positive impact of changes in operating assets and liabilities of ¥58,791 million, which consisted of a decrease in operating assets of ¥67,311 million and a decrease in operating liabilities of ¥8,520 million. The decrease in operating assets was primarily due to efforts to shorten our account receivable collection periods and to reduce inventories through improved management of, and coordination between, our manufacturing and sales operations. In addition, consolidated net income was ¥6,872 million.

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

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥113,936 million from ¥19,918 million for the year ended March 31, 2012 to ¥133,854 million for the year ended March 31, 2013. The increase in net cash used in investing activities was primarily due to an increase in acquisitions of business, net of cash acquired, of ¥85,085 million, a decrease in insurance proceeds related to property, plant and equipment damaged in flood of ¥19,924 million, and an increase in additions to property, plant and equipment of ¥19,922 million.

For the year ended March 31, 2013, we had ¥133,854 million of net cash outflows in investing activities mainly due to acquisitions of business, net of cash acquired, of ¥79,884 million and additions to property, plant and equipment of ¥61,368 million.

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

Cash Flows from Financing Activities

Net cash provided by financing activities was ¥61,117 million for the year ended March 31, 2013, while net cash used in financing activities was ¥814 million for the year ended March 31, 2012.

For the year ended March 31, 2013, we had ¥61,117 million of net cash inflows from financing activities mainly due to ¥100,000 million of proceeds from issuance of corporate bonds and ¥71,307 million of proceeds from issuance of long-term debt, partially offset by a decrease in short-term borrowings of ¥52,199 million and purchases of treasury stock of ¥31,277 million.

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

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥63,130 million from ¥130,290 million as of March 31, 2012 to ¥193,420 million as of March 31, 2013. Currency of cash and cash equivalents consists primarily of the U.S. dollar, the Chinese yuan, the Thai baht, the Japanese yen, and the Euro.

We believe that cash generated from operating activities, together with available funding sources, are sufficient to meet our cash obligations for the current fiscal year.

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

We allocate our research and development resources primarily towards the development of motors in the “Automotive, Appliance, Commercial and Industrial Products” and “Small Precision Motors” categories with key priorities placed on the following areas:

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

As of March 31, 2013, we employed 3,904 people engaged in research and development activities mainly in Japan as well as in China, the United States, Vietnam, Italy, Taiwan, Germany, Mexico, South Korea, Singapore, Spain, Thailand, Canada, Indonesia, Poland, Malaysia, the Philippines, France and Russia.

We incurred research and development expenses of ¥27,737 million, 30,050 million and 34,278 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

The following table sets forth our research and development expenses by operating segment for the year ended March 31, 2013:

Yen in Millions
For the year ended March 31, 2013
Nidec Corporation	¥18,340
Nidec Electronics (Thailand)	—
Nidec (Zhejiang)	—
Nidec (Dalian)	—
Nidec Singapore	—
Nidec (H.K.)	—
Nidec Philippines	—
Nidec Sankyo	4,297
Nidec Copal	2,096
Nidec Tosok	1,065
Nidec Copal Electronics	1,338
Nidec Techno Motor	1,155
Nidec Motor	3,324
Nidec Motors & Actuators	1,118
All Others	1,545

Total	¥34,278

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥38,000 million on research and development in the year ending March 31, 2014. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

D. Trend Information.

The information required by this item is set forth in “—A. Operating Results,” “—B. Liquidity and Capital Resources” and “Item 4.B. Information on the Company—Business Overview.”

E. Off-Balance Sheet Arrangements.

We have guaranteed approximately ¥73 million of bank loans for employees in connection with their housing costs at March 31, 2013. If an employee defaults on his or her loan payments, we would be liable under the guarantees. The maximum undiscounted amount of our obligation to make future payments in the event of defaults is approximately ¥73 million. The current carrying amount of the liabilities for our obligations under the guarantees is zero.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2013:

	(Yen in millions)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations:
Long-term Debt	¥274,272	¥132,088	¥42,026	¥65,046	¥35,112
Capital Lease Obligations	5,627	1,540	3,057	1,009	21
Interest on debt(1)	1,005	409	527	69	0
Operating Lease Obligations	9,698	2,237	2,917	2,001	2,543
Purchase Commitments for Fixed Assets	9,000	9,000	—	—	—

Total Contractual Cash Obligations	299,602	145,274	¥48,527	¥68,125	¥37,676
Contribution under Pension Plans(2)	¥3,732	¥3,732	—	—	—

	(Yen in millions)
	Amount of Commitment Expiration per Period
	Total amounts committed	Less than 1 year	1-3 years	3-5 years	Over 5 years
Other Commercial Commitments:(3)
Guarantees	¥73	¥20	¥12	¥10	¥31
Total Commercial Commitments	¥73	¥20	¥12	¥10	¥31

Notes:

(1)	Interest at variable interest rates is assumed based on the applicable rates as of March 31, 2013 ranging from 0.40% to 0.78%.
(2)	Amounts are only available for payments due in less than one year.
(3)	In addition to the guarantees for employees in connection with their housing loans included in the table, we are contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥5,822 million as of March 31, 2013, primarily for guarantees of our performance on projects currently in execution or under warranty. Those consist mainly of Nidec ASI S.p.A.’s contingent liabilities through acquisition of Nidec ASI. No material claims have been made against guarantees and, based on our current experience and expectations, we do not anticipate any material claims. We also guarantee the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. As of March 31, 2013, we had ¥5,822 million of product warranty liability.

We excluded unrecognized tax benefits from the above contractual obligation table as we are unable to make reasonable estimates of the period of settlements. As of March 31, 2013, we had unrecognized tax benefits of ¥2,361 million. For further information related to our unrecognized tax benefits, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

We issued an aggregate principal amount of ¥100,000 million of euro yen convertible bonds due 2015 on September 21, 2010. The convertible bonds will become redeemable at the option of holders of the bonds on September 20, 2013 at 100% of their principal amount.

In July 2012, we borrowed €240 million from major Japanese private commercial banks based on euro-denominated credit lines to fund our future acquisition transactions under a special program of JBIC. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines under the JBIC program.

In November 2012, we issued ¥65 billion aggregate principal amount of domestic corporate bonds due 2017, ¥15 billion aggregate principal amount of domestic corporate bonds due 2019, and ¥20 billion aggregate principal amount of domestic corporate bonds due 2022. The bonds due 2017, 2019 and 2022 bear interest at the rate of 0.386% per annum, 0.595% per annum and 0.956% per annum, respectively.

For further information on our long-term debt, see Note 11 to our audited consolidated financial statements elsewhere in this annual report and “—B. Liquidity and Capital Resources.”

Our capital commitments as of March 31, 2012 and 2013 principally consisted of commitments to purchase property, plant and equipment. Our commitments outstanding for the purchase of property, plant and equipment and other assets increased from approximately ¥7,292 million as of March 31, 2012 to approximately ¥9,000 million as of March 31, 2013. Our commitments outstanding for the purchase of property, plant and equipment and other assets increased from approximately ¥315 million as of March 31, 2011 to approximately ¥7,292 million as of March 31, 2012. The increase in our capital commitments between March 31, 2011 and 2013 were mainly due to increases in commitments for constructions of our new research and development facilities in Japan, and purchases of property, plant and equipment.

We expect to make capital expenditures in addition to those for which we have outstanding commitments. See “Item 4.A. Information on the Company—History and Development of the Company.” and Item 4.D. Information on the Company—Property, Plants and Equipment.”

G. Safe Harbor.

See the discussion under “Special Note Regarding Forward-looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table provides information about our Directors and Audit and Supervisory Board Members as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2013	Percentage of common stock outstanding as of March 31, 2013
				(in thousands)
Shigenobu Nagamori	Representative Director, President and Chief Executive Officer	August 28, 1944	June 2014	20,295	15.06%
Hiroshi Kobe	Representative Director, Executive Vice President and Chief Operating Officer	March 28, 1949	June 2014	237	*
Kenji Sawamura	Member of the Board, Executive Vice President	February 15, 1942	June 2014	8	*
Bunsei Kure	Member of the Board, Executive Vice President	May 20, 1956	June 2014	—	*
Akira Sato	Member of the Board, Executive Vice President	November 2, 1954	June 2014	0	*
Tadaaki Hamada	Member of the Board, First Senior Vice President	August 14, 1948	June 2014	4	*
Toshihiro Kimura	Member of the Board, First Senior Vice President	July 2, 1953	June 2014	29	*
Masuo Yoshimatsu	Member of the Board, First Senior Vice President and Chief Financial Officer	April 28, 1958	June 2014	3	*
Kazuya Hayafune	Member of the Board, First Senior Vice President	October 17, 1959	June 2014	0	*
Shozo Wakabayashi	Member of the Board	November 23, 1943	June 2014	—	*
Noriko Ishida	Member of the Board	August 30, 1948	June 2014	—	*
Ryuichi Tanabe	Audit and Supervisory Board Member	March 9, 1948	June 2015	0	*
Osamu Narumiya	Audit and Supervisory Board Member	August 6, 1951	June 2015	1	*
Tetsuo Inoue	Audit and Supervisory Board Member	June 22, 1948	June 2017	5	*
Chihiro Suematsu	Audit and Supervisory Board Member	January 29, 1956	June 2014	—	*
Kiichiro Kobayashi	Audit and Supervisory Board Member	November 29, 1957	June 2014	—	*

Notes:

(1)	“—” represents no beneficial ownership in any Nidec shares.
(2)	The asterisk represents beneficial ownership of less than 1%.

In October 2012, the title for our corporate auditors was changed from Corporate Auditors to Audit and Supervisory Board Members due to a change in the English translation of the Japanese term. There have been no changes to their power and duties.

Shigenobu Nagamori, who founded Nidec Corporation in July 1973, has since been serving as the Company’s Representative Director, President and Chief Executive Officer (CEO). Mr. Nagamori is currently serving as Director and Chairman of Nidec Sankyo Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, and Nidec-Shimpo Corporation.

Hiroshi Kobe has since June 2006 served, and was most recently reappointed in June 2013 to serve, as Representative Director, Executive Vice President, and Chief Operating Officer (COO). Mr. Kobe joined Nidec Corporation in July 1973, and became a Member of the Board of Directors in November 1984, a Member of the Board and Managing Director in November 1991, a Member of the Board and Senior Managing Director in April 1996, a Member of the Board and Executive Vice President in April 2000, COO in April 2005, and Representative Director, Executive Vice President and COO in June 2006. Mr. Kobe is currently serving as Representative Director and Chairman of Nidec Logistics Corporation and Nidec Global Service Corporation as well.

Kenji Sawamura has since June 2006 served, and was most recently reappointed in June 2013 to serve, as a Member of the Board of Directors and Executive Vice President. Mr. Sawamura joined Nidec Corporation as Executive Director in October 1998, and became a Member of the Board in June 2000, a Member of the Board and Senior Managing Director in April 2002, and a Member of the Board and Executive Vice President in June 2006. Mr. Sawamura is currently Executive Advisor to President, supervises Corporate Strategy Office, and is serving as Representative Director and Chairman of Nidec Servo Corporation. Mr. Sawamura was a Member of the Board and Managing Director in his previous employment at Nissan Motor Co., Ltd.

Bunsei Kure, who was most recently appointed in June 2013 to serve as a Member of the Board of Directors and Executive Vice President, joined Nidec Corporation as Executive Consultant in April 2013, and is currently Executive Advisor to Mr. Nagamori (Representative Director, President and CEO) for Global Business Promotion Division, Automotive Motor & Electronic Control Business Unit, and Appliance, Commercial & Industrial Motor Business Unit, and is serving as Director and Chairman of Nidec Tosok Corporation, Nidec US Holdings Corporation and Nidec Motor Corporation, and Representative Director and Chairman of Nidec Techno Motor Corporation and Nidec Motor Holdings Corporation. Mr. Kure previously served as Representative Director, President and CEO of Calsonic Kansei Corporation.

Akira Sato has since April 2013 served, and was most recently reappointed in June 2013 to serve, as a Member of the Board of Directors and Executive Vice President. Mr. Sato joined Nidec Corporation as First Senior Vice President in January 2012, and became a Member of the Board and First Senior Vice President in June 2012. Mr. Sato currently supervises Compliance Office, CFO Strategy Office, Public Relations, Advertising & Investor Relations Dept., Affiliates Administration Dept., Legal Dept., Accounting Dept., Global Tax Planning Dept., Finance Dept., Corporate Administration & Internal Audit Dept., and CSR Promotion Office. Mr. Sato was Vice President in his previous employment at Nissan Motor Co., Ltd.

Tadaaki Hamada has since June 2009 served, and was most recently reappointed in June 2013 to serve, as a Member of the Board of Directors and First Senior Vice President. Mr. Hamada, originally from The Mitsubishi Bank, Ltd. (currently, The Bank of Tokyo-Mitsubishi UFJ, Ltd.) which he joined in April 1971, joined Nidec Corporation as Executive Director in February 2000, and became a Member of the Board in June 2004, Managing Director in April 2005, and a Member of the Board and Senior Vice President in June 2008. Mr. Hamada currently supervises Human Resources Dept., Corporate Planning Dept., Intellectual Property Dept, International Business Administration Dept., Strategic Technology and Business Planning Dept., and Nidec Research and Development Center, Japan, and is serving as Chairman of Trade Control Committee for Security.

Toshihiro Kimura, who was appointed to serve as a Member of the Board of Directors and First Senior Vice President of Nidec Corporation in June 2013, joined Nidec in April 1978 and was appointed to serve as a Member of the Board in June 1997, Representative Director and President of Nidec Shibaura Corporation (currently, Nidec Techno Motor Corporation) in October 2005, and First Senior Vice President of Nidec Corporation and Representative Director and Chairman of Nidec Techno Motor Corporation in April 2013. Mr. Kimura currently serves as Representative Director and Chairman of Nidec Copal Corporation.

Masuo Yoshimatsu has since April 2013 served, and was most recently reappointed in June 2013 to serve, as a Member of the Board of Directors, First Senior Vice President and Chief Financial Officer (CFO). Mr. Yoshimatsu joined Nidec Corporation as Executive Consultant in January 2008, and became a Member of the Board and Vice President in June 2008. He has since June 2009 served, and was reappointed in June 2012 to serve, as a Member of the Board, Senior Vice President and CFO. Mr. Yoshimatsu currently supervises CFO Strategy Office, Public Relations, Advertising & Investor Relations Dept., Accounting Dept., Global Tax Planning Dept., and Finance Dept., and serves as General Manager of CFO Strategy Office. He also serves as Director and Chairman of Nidec Management Shanghai Corporation. Mr. Yoshimatsu was a Member of the Board and General Manager of Finance and Accounting Division in his previous employment at SS Pharmaceutical Co., Ltd.

Kazuya Hayafune, who was appointed to serve as a Member of the Board of Directors and First Senior Vice President of Nidec Corporation in June 2013, joined Nidec as Executive Consultant in August 2010 and was appointed to serve as Vice President in October 2010, Senior Vice President in April 2012, and First Senior Vice President in January 2013. Mr. Hayafune currently supervises Nidec Corporation’s Automotive Motor & Electronic Control (AMEC) Business Unit and General Application Motor & Solutions (GAMS) Business Unit, and serves as President of AMEC Business Unit and General Manager of its Production Division. He also supervises Shiga Technical Center’s Engineering & Business Service Unit, and serves as Representative Director, Chairman and CEO of Nidec Electronics GmbH, and Chairman of Nidec Automobile Motor (Zhejiang) Corporation and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.

Shozo Wakabayashi has since June 2010 served, and was most recently reappointed in June 2013 to serve, as an Outside Member of the Board of Directors. Mr. Wakabayashi joined Ministry of Finance of Japan in April 1967, was appointed to serve as Chief of the Osaka Regional Taxation Bureau in July 1994, Secretary-General of the Securities and Exchange Surveillance Commission in July 1996, Administrative Vice-Minister of Okinawa Development Agency in June 1998, and Senior Managing Director of Japan Securities Dealers Association in July 2001. Mr. Wakabayashi currently serves as Representative Director and Chairman of Japan Earthquake Reinsurance Co., Ltd.

Noriko Ishida has since June 2012 served, and was most recently reappointed in June 2013 to serve, as an Outside Member of the Board of Directors. Ms. Ishida became Osaka Bar Association’s registered attorney in April 1976, Deputy Chairperson of the Association in April 2001, an Executive Board Member of Japan Federation of Bar Associations in April 2010, and Refugee Examination Counselor in May 2010. Ms. Ishida serves as President of Ishida Law Firm (currently, Lion Bashi Law Firm).

Ryuichi Tanabe was appointed to serve as an Outside Audit and Supervisory Board Member in June 2011. Mr. Tanabe joined Ministry of Foreign Affairs of Japan in April 1970. He was appointed to serve as Director of Overseas Public Relations of Information Bureau in May 1986, and became Counselor of the Japanese Embassy in Germany in July 1988, Minister of the Japanese Embassy in Saudi Arabia in October 1990, Minister of the Japanese Embassy in Austria in August 1992, Consul-General in Munich, Germany in August 1994, Minister of the Japanese Embassy in India in July 1997, Director-General for International Affairs of the Tokyo Metropolitan Government in July 1999, Ambassador Extraordinary and Plenipotentiary of Japan to Serbia and Montenegro in April 2003, Ambassador Extraordinary and Plenipotentiary of Japan in charge of Afghanistan Assistance Coordination in September 2005, Ambassador Extraordinary and Plenipotentiary of Japan to Poland in September 2006, Ambassador Extraordinary and Plenipotentiary for Kansai Region in September 2009, and Representative of the Government of Japan in June 2010.

Osamu Narumiya was appointed to serve as an Audit and Supervisory Board Member in June 2011. Mr. Narumiya joined the Ministry of International Trade and Industry (currently, Ministry of Economy, Trade and Industry) of Japan in April 1976. He was appointed to serve as First Secretary at the Embassy of Japan in Singapore in April 1987, and became Director of the Information Management Division at Minister’s Secretariat in May 1995, Deputy Director-General (responsible for bilateral cooperation) at the Minister’s Secretariat in July 2002, Director of the Japan Bicycle Racing Association in September 2003, and Senior Managing Director of the National Federation of Small Business Associations in June 2004. Mr. Narumiya joined Nidec Corporation as Executive Consultant in June 2007 and became a Member of the Board in the same month. Mr. Narumiya served as Vice President of Nidec Corporation from June 2008 to June 2011.

Tetsuo Inoue was appointed to serve as an Audit and Supervisory Board Member in June 2013. Mr. Inoue joined The Sumitomo Bank (currently, Sumitomo Mitsui Banking Corporation) in April 1972, joined Nidec Corporation as Executive Director in December 1999, and was appointed to serve as a Member of the Board of Directors in June 2002, a Member of the Board and Vice President in June 2008, and a Member of the Board and Senior Vice President in June 2010.

Chihiro Suematsu was appointed to serve as an Outside Audit and Supervisory Board Member in June 2010. Dr. Suematsu joined McKinsey & Company in November 1985, founded and was appointed to serve as Managing Director of Advanced Consulting Network, Inc. in November 1988, and became an assistant professor at Kyoto University Graduate School of Economics in April 2001. Dr. Suematsu currently serves as a professor at Kyoto University Graduate School of Management and Graduate School of Economics, and an Outside Member of the Board of Directors of Zero-Sum, Ltd.

Kiichiro Kobayashi was appointed to serve as an Outside Audit and Supervisory Board Member in June 2010. Dr. Kobayashi joined Mitsukoshi, Ltd. in April 1980, became a Senior Researcher at the Mitsubishi Research Institute, Inc. in March 1989, and completed his doctoral program at Keio University Graduate School of Business Administration (Ph.D.) in September 1996. Dr. Kobayashi then became a Visiting Scholar at Harvard Business School in April 1997, a Full-time Lecturer at Keio University Graduate School of Business Administration in April 1998, an assistant professor at the same school in April 2000, and an Outside Member of the Board of Directors of NEC Fielding, Ltd. in June 2010. Currently, Dr. Kobayashi teaches at Keio University as a professor.

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for not more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors, who have the authority individually to represent us. The Board of Directors may also elect one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President, one or more Executive Vice Presidents, First Senior Vice Presidents, Senior Vice Presidents and Vice Presidents. Shigenobu Nagamori is the Representative Director, President and Chief Executive Officer. Hiroshi Kobe is the Representative Director, Executive Vice President and Chief Operating Officer, and Masuo Yoshimatsu is a Member of the Board, First Senior Vice President and Chief Financial Officer. Our Executive Officers serve at the discretion of the Board of Directors.

Our Articles of Incorporation provide for not more than five Audit and Supervisory Board Members. Currently, we have five Audit and Supervisory Board Members: Ryuichi Tanabe, Osamu Narumiya, Tetsuo Inoue, Chihiro Suematsu and Kiichiro Kobayashi. The Audit and Supervisory Board Members may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has never been a director, officer or employee of us or any of our subsidiaries at any time prior to their election as an Audit and Supervisory Board Member. Audit and Supervisory Board Members are elected at a general meeting of shareholders, and the normal term of office of an Audit and Supervisory Board Member is four years, although they may serve any number of consecutive terms.

Three of our Audit and Supervisory Board Members, Ryuichi Tanabe, Osamu Narumiya, and Tetsuo Inoue are full-time Audit and Supervisory Board Members. Three of our Audit and Supervisory Board Members, Ryuichi Tanabe, Chihiro Suematsu and Kiichiro Kobayashi are from outside the Nidec group. Our five Audit and Supervisory Board Members form our Audit and Supervisory Board. Audit and Supervisory Board Members are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Audit and Supervisory Board Members also have a statutory duty to provide their report to the Audit and Supervisory Board, which must submit its auditing report to the Representative Directors. The Audit and Supervisory Board also determines matters relating to the duties of the Audit and Supervisory Board Members, such as auditors’ policy and methods of investigation of our affairs.

In addition to Audit and Supervisory Board Members, we must appoint independent certified public accountants, who have the statutory duties to examine the financial statements to be submitted by the Board of Directors to the annual general meetings of shareholders, report on the financial statements to the Audit and Supervisory Board and the Representative Directors, and examine the financial statements to be filed with the Minister of Finance of Japan.

No family relationship exists among any of our Directors and Audit and Supervisory Board Members. None of our Directors or Audit and Supervisory Board Members is party to a service contract with us that provides for benefits upon termination of employment.

B. Compensation.

The aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to our Directors and Audit and Supervisory Board Members by Nidec Corporation during the fiscal year ended March 31, 2013 was ¥311 million. Of this amount, an aggregate of ¥249 million was paid to our Directors (excluding our outside Directors), an aggregate of ¥15 million to our Audit and Supervisory Board Members (excluding our outside Audit and Supervisory Board Members), and an aggregate of ¥47 million to our outside Directors and outside Audit and Supervisory Board Members. None of our Directors and Audit and Supervisory Board Members were paid any compensation for their respective services in any capacities to our subsidiaries.

Under the applicable Japanese disclosure rules, we are required to disclose the amount of compensation paid by us and our subsidiaries to a Director or Audit and Supervisory Board Member on an individual basis if the amount is ¥100 million or more during a fiscal year. For the fiscal year ended March 31, 2013, none of our Directors or Audit and Supervisory Board Members received compensation equal to or exceeding ¥100 million.

On a group-wide basis, the aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to our Directors and Audit and Supervisory Board Members by Nidec Corporation and to the directors and audit and supervisory board members of our subsidiaries by such subsidiaries during the fiscal year ended March 31, 2013 was ¥3,751 million.

In accordance with customary Japanese business practices, a retiring directors and audit and supervisory board members receives a lump-sum retirement allowance, which is subject to the approval of the general meeting of shareholders. In the fiscal year ended March 31, 2013, no such retirement allowance was paid to our Directors or Audit and Supervisory Board Members. Separately, an aggregate ¥11 million in retirement allowances was paid by our subsidiaries to their respective retiring directors and audit and supervisory board members, none of whom are Directors or Audit and Supervisory Board Members of Nidec Corporation.

C. Board Practices.

The information required by this item is set forth in “—A. Directors and Senior Management.”

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2011	2012	2013
Japan	8,730	10,470	8,116
North and South America	6,954	7,305	8,146
Asia and Oceania	88,219	87,947	85,062
Europe	1,970	1,767	3,173

Total	105,873	107,489	104,497

Japan

In Japan, as of March 31, 2013, we had 8,116 employees. Of these employees, 3,359 employees were engaged in manufacturing operations, 2,070 in research and development and 877 in sales activities.

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

Overseas

As of March 31, 2013, we had 96,381 employees overseas. Of these employees, 83,626 employees were engaged in manufacturing operations, 1,834 in research and development and 1,413 in sales activities.

No material strikes or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

E. Share Ownership.

The information required by this item is set forth in “—A. Directors and Senior Management.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2013, there were 134,681,558 shares of our common stock outstanding held by 50,897 shareholders of record, excluding 10,393,522 shares held in treasury. According to our shareholders of record, as of March 31, 2013, the following persons are our largest shareholders:

	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding (excluding treasury stock)
Shigenobu Nagamori(1)	20,295	15.0%
State Street Bank and Trust Company	7,755	5.7%
The Master Trust Bank of Japan, Ltd. (trust account)	7,443	5.5%
Japan Trustee Services Bank, Ltd. (trust account)	7,322	5.4%
The Bank of Kyoto, Ltd.	6,000	4.4%
The Dai-Ichi Mutual Life Insurance Company	3,974	2.9%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.(2)	3,514	2.6%
Nippon Life Insurance Company	3,371	2.5%
Meiji Yasuda Life Insurance Company	3,201	2.3%

Notes:

(1)	As of March 31, 2013, Mr. Shigenobu Nagamori, our CEO, directly held of record 9.0%, and, indirectly through S.N. Kosan, an entity indirectly wholly owned by Mr. Nagamori, held of record 4.1%, of our outstanding shares. Mr. Nagamori’s immediate family member held an additional 1.9% of our outstanding shares as of the same date.

In April 2013, S.N. Kosan merged with Green Kosan, an entity wholly owned by Mr. Nagamori, with Green Kosan being the surviving entity and renamed SN Kosan Limited Company.

(2)	According to a beneficial ownership report on Schedule 13G filed with the U.S. Securities and Exchange Commission by Mitsubishi UFJ Financial Group, Inc., or MUFG, the parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on February 13, 2013, MUFG and its consolidated subsidiaries, including BTMU, beneficially owned an aggregate of 5.9% of the outstanding shares of our common stock, including 2.6% beneficially owned by BTMU, as of December 31, 2012. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
(3)	According to a large shareholding report jointly filed in Japan by Nomura Securities Co., Ltd., Nomura International plc, Nomura Securities International, Inc., Nomura Holding America Inc., Nomura Asset Management Co., Ltd. and Nomura Principal Investments Asia Limited on April 22, 2013, the filers beneficially owned an aggregate of 5.22% of the outstanding shares of our common stock as of April 15, 2013. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
(4)	According to a large shareholding report filed in Japan by Dodge & Cox, on April 5, 2013, the filer beneficially owned 5.06% of the outstanding shares of our common stock as of March 29, 2013. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
(5)	According to a large shareholding report jointly filed in Japan by Sumitomo Mitsui Trust Bank, Limited, Sumitomo Mitsui Trust Asset Management Co., Ltd. and Nikko Asset Management Co., Ltd. on December 20, 2012, the filers beneficially owned an aggregate of 3.75% of the outstanding shares of our common stock as of December 14, 2012. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2013, there were 122 shareholders of record with addresses in the United States who held 17,849,986 shares, representing approximately 13.2%, of our outstanding common stock (excluding treasury stock) as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons, severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of us.

In October 2012, Mr. Shigenobu Nagomori, our CEO, received 153,136 shares of our common stock previously held in treasury in exchange for the 1.1% ownership interest he had in Nidec Sankyo Corporation in connection with a share exchange transaction between us and Nidec Sankyo to make Nidec Sankyo a wholly owned subsidiary. Nidec Sankyo was a consolidated subsidiary in which we had a 74.6% ownership interest immediately prior to the share exchange transaction. For a detailed discussion of the share exchange transaction, see Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

In April 2013, we and Nidec Copal Corporation, a consolidated subsidiary in which we held an approximately 66.5% ownership interest as of March 31, 2013, entered into a share exchange agreement pursuant to which we will acquire the remaining ownership interest in Nidec Copal in exchange for an aggregate of 2,575,845 shares of our common stock held in treasury. The share exchange transaction was approved by shareholders of Nidec Copal in June 2013 and is expected to be completed on October 1, 2013. As of March 31, 2013, Mr. Nagamori, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Bank of Kyoto, Ltd. held approximately 3.8%, 2.2% and 1.5% of the total outstanding shares in Nidec Copal, respectively, and are expected to receive approximately 294,000, 169,000 and 121,000 shares of our common stock, respectively, in connection with the share exchange transaction.

In April 2013, we and Nidec Tosok Corporation, a consolidated subsidiary in which we held an approximately 72.3% ownership interest as of March 31, 2013, entered into a share exchange agreement pursuant to which we will acquire the remaining ownership interest in Nidec Tosok in exchange for an aggregate of 1,312,016 shares of our common stock held in treasury. The share exchange transaction was approved by shareholders of Nidec Tosok in June 2013 and is expected to be completed on October 1, 2013. As of March 31, 2013, Mr. Nagamori, The Bank of Kyoto, Ltd., Japan Trustee Services Bank, Ltd. (trust account) and The Master Trust Bank of Japan, Ltd. (trust account) held approximately 3.3%, 1.0%, 1.0% and 0.7% of the total outstanding shares in Nidec Tosok, respectively, and are expected to receive approximately 161,000, 49,000, 47,000 and 37,000 shares of our common stock, respectively, in connection with the share exchange transaction

In September 2010, we issued an aggregate principal amount of ¥100,000 million of zero coupon euro yen convertible bonds with stock acquisition rights due 2015. As of March 31, 2013, assuming all of the outstanding stock acquisition rights were exercised, the convertible bonds would be convertible into 9,410,878 shares of our common stock, representing 6.4% of the total outstanding shares. For more information on the convertible bonds, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

For information on our share repurchase plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B. Related Party Transactions.

We and certain entities over which some members of management exercise significant influence entered, and expect to enter in the future, into transactions in the ordinary course of business. As summarized in the table below, for the fiscal years ended March 31, 2011, 2012 and 2013, our transactions with such entities were conducted on an arms’ length basis as described below, and had no material impact on our consolidated financial position, results of operations or liquidity.

	Yen in million
	For the year ended March 31
	2011	2012	2013
S.N. Kosan(1)(2)	¥(5)	¥(4)	¥(5)
Green Kosan(1)(2)	(11)	(11)	(11)
Hamaguchi Denki Seisakusho Co., Ltd.(1)	(32)	(5)	(4)
Hamaguchi Denki Vietnam Co., Ltd.(3)	—	—	19
Minster Capital, LLC(1)	—	—	(10)
Plus Minus Zero Co., Ltd.(1)	—	—	(0)
Oersted International, Ltd.(1)	(0)	—	—
Oersted International, Ltd.(3)	—	0	—

Notes:

(1)	Total amount paid by us.
(2)	In April 2013, S.N. Kosan, an entity indirectly wholly owned by Shigenobu Nagamori, our CEO, merged with Green Kosan, an entity wholly owned by Mr. Nagamori, with Green Kosan being the surviving entity and renamed SN Kosan Limited Company.
(3)	Total amount paid to us.

For the fiscal years ended March 31, 2011, 2012 and 2013, we entered into service transactions with S.N. Kosan, an entity indirectly owned by Mr. Nagamori, our CEO, where S.N. Kosan provided restaurant services at the time to entertain our customers. We paid a total of approximately ¥5 million, ¥4 million and ¥5 million for the services for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

For each of the three fiscal years ended March 31, 2013, Nidec-Shimpo Corporation, our wholly owned subsidiary, paid a total of approximately ¥11 million, to Green Kosan, an entity wholly owned by Mr. Nagamori, under their lease agreement for office equipment.

We purchased iron cores from Hamaguchi Denski Seisakusho Co., Ltd., in which one of our directors, Mr. Yasuo Hamaguchi, directly and indirectly holds an ownership interest, for a total of approximately ¥32 million, ¥5 million and ¥4 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. We sold manufacturing equipment to Hamaguchi Denki Vietnam Co., Ltd, a subsidiary of Hamaguchi Denski Seisakusho, for a total of approximately ¥19 million for the fiscal year ended March 31, 2013. We made no sales to Hamaguchi Denki Vietnam in the fiscal year ended March 31, 2011 or 2012.

For the fiscal year ended March 31, 2013, Nidec Minster Corporation, our consolidated subsidiary, paid a total of approximately ¥10 million in lease payments under a customer education and service facility lease agreement with Minster Capital, LLC, in which some of the directors of Nidec Minster Corporation, directly hold ownership interests.

For the fiscal year ended March 31, 2013, Nidec Global Service Corporation, our consolidated subsidiary, purchased home appliance products from Plus Minus Zero Co., Ltd., an entity of where one of our CEO’s sons is a director, for a total of approximately ¥110,000. The son of our CEO and S.N. Kosan hold an aggregate 10.5% ownership interest in LEC Inc., the parent company of Plus Minus Zero, as of March 31, 2013.

For the fiscal year ended March 31, 2011, Nidec Tosok Corporation, our consolidated subsidiary, purchased office equipment from Oersted International, Ltd., in which our CEO’s son directly holds an ownership interest, for a total of approximately ¥51,000. For the fiscal year ended March 31, 2012, Nidec Logistics Corporation, our consolidated subsidiary, received from Oersted International fees for logistics services of a total of approximately ¥157,000.

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

Our Board of Directors has determined the year-end dividend to be ¥40.0 per share for the fiscal year ended March 31, 2013. As a result, together with the interim dividend of ¥45.0 per share, the full-year dividend for the fiscal year ended March 31, 2013 is ¥85.0 per share. The dividend payout ratio, which is obtained by dividing the dividends declared for a fiscal year by net income attributable to Nidec Corporation for the same period, for the fiscal year ended March 31, 2013, is 143.17%.

The following table sets forth the year-end and interim dividends paid to holders of record of our common stock for each of the record dates shown.

Record date	Dividends per share
Yen
September 30, 2008	30.0
March 31, 2009	30.0
September 30, 2009	25.0
March 31, 2010	40.0
September 30, 2010	40.0
March 31, 2011	45.0
September 30, 2011	45.0
March 31, 2012	45.0
September 30, 2012	45.0
March 31, 2013	40.0

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the temporary rate of 7.147% (applicable until December 31, 2013) or standard rate of 15.315% (applicable on January 1, 2014 and thereafter). Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders eligible for the benefits of the income tax treaty between the United States of America and Japan are generally subject to a maximum withholding rate of 10% under the treaty. If the applicable tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable due to the so-called preservation doctrine.

For more information, see “Item 10.D. Additional Information—Exchange Controls.” and “Item 10.E. Additional Information—Taxation.”

B. Significant Changes.

Other than as described in this annual report, we are not aware of any significant changes since March 31, 2013, the date of our last audited consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Tokyo Stock Exchange. Our common stock was also listed on the Osaka Securities Exchange prior to its integration with the Tokyo Stock Exchange on July 16, 2013. ADSs, each representing one-fourth of one share of our common stock, are quoted on the New York Stock Exchange under the symbol, “NJ”.

The following table sets forth, for the periods indicated, the closing high and low sale prices per share of our common stock on the Osaka Securities Exchange, and the closing high and low sale prices per ADS of our ADSs on the New York Stock Exchange:

	Osaka Securities Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per ADS
	High	Low	High	Low
Year ended March 31,
2009	¥8,260	¥3,340	$19.47	$8.87
2010	10,030	4,350	27.36	11.33
2011	10,050	6,350	27.07	20.17
2012	7,860	5,820	25.20	18.80
First Quarter	7,600	6,710	22.99	20.37
Second Quarter	7,860	5,970	25.20	21.55
Third Quarter	7,130	5,820	22.54	18.80
Fourth Quarter	7,680	6,820	23.52	20.30
2013	7,590	4,680	23.08	13.65
First Quarter	7,590	6,020	23.08	19.13
Second Quarter	6,710	5,660	21.13	18.19
Third Quarter	5,680	4,680	17.90	13.98
Fourth Quarter	5,760	5,030	15.51	13.65
Calendar period
January 2013	5,400	5,030	15.51	13.71
February 2013	5,710	5,130	14.98	13.65
March 2013	5,760	5,400	15.07	14.17
April 2013	6,630	5,320	16.94	13.56
May 2013	7,300	6,540	18.05	16.75
June 2013	6,920	6,170	17.52	15.59

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

Rights of Our Shareholders

Set forth below is information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Trading Regulations, as currently in effect, and of the Company Law and related legislation.

General

Our authorized share capital is 480,000,000 shares, of which 145,075,080 shares were issued and outstanding as of March 31, 2013.

The shares of all Japanese companies listed on any Japanese stock exchange, including our shares, are subject to the central clearing system established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bond, Stocks, etc. (including regulations promulgated thereunder, the “Book-Entry Law”). Currently, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments firms (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

Under the Book-Entry Law, transfer of shares is effected through entry in the books maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at JASDEC or an account managing institution. The holder of an account at JASDEC or an account managing institution is presumed to be the legal owner of the shares held in such account.

Under the Company Law and the Book-Entry Law, in order for shareholders to assert against us the rights they are entitled to as of a record date, including the rights to vote at a general meeting of shareholders or to receive dividends, shareholders must have their names and addresses registered in our register of shareholders. Under the central book-entry system operated by JASDEC, shareholders shall notify the relevant account managing institutions of certain information prescribed under the Book-Entry Law, including their names and addresses, and the registration of shareholders in our register is made upon our receipt of necessary information from JASDEC. On the other hand, in order for shareholders to assert against us the rights they are entitled to regardless of the record date, such as the minority shareholders’ right to propose a matter to be considered at a general meeting of shareholders, they only need to request an account management institution to have JASDEC issue a notification of certain information to us, including the names and addresses of such shareholders. We can subsequently request such shareholders to submit a reception sheet (uketsuke-hyou) issued by the account management institution in connection with their request for JASDEC’s notification as well as their identifications in accordance with our Share Trading Regulations. See “—Share Registrar” and “—Record Date” below.

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

Distribution of Surplus

General

Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on Distributions of Surplus” below). We may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “—Restriction on Distributions of Surplus.” Under the Company Law, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders unless the board of directors is so authorized under the articles of incorporation. Our Articles of Incorporation provide that the Board of Directors has the authority to decide to make distribution of Surplus except for limited exceptions as provided by the Company Law, since we have satisfied the following requirements:

(a)	the normal term of office of our Directors terminates on or prior to the date of conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of the Directors; and

(b)	our non-consolidated annual financial statements and certain documents for the last fiscal year present our assets and profit or loss fairly, as required by the ordinances of the Ministry of Justice.

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

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares

A holder of shares representing less than one unit may at any time require us to purchase our shares through the relevant account management institution. These shares will be purchased at:

•	the closing price of our shares reported by the Tokyo Stock Exchange on the day a request to purchase is made; or

•

if our shares are not traded on the Tokyo Stock Exchange on such day or if the Tokyo Stock Exchange is closed on such day, the price at which our shares are first traded on the Tokyo Stock Exchange on the following day; or

•	if our shares are not traded on the Tokyo Stock Exchange on such following day, the price at which our shares are first traded on the Tokyo Stock Exchange thereafter.

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

Ordinary General Meeting of Shareholders

We normally hold our annual general meeting of shareholders in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Trading Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares, as described under “—Japanese Unit Share System” above. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Company Law and our Articles of Incorporation require a quorum for the election of Directors and Audit and Supervisory Board Members of not less than one-third of the voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding voting rights are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Company Law and our Articles of Incorporation provide that certain important matters shall be approved by a “special resolution” of general meeting of shareholders. Our Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

(a)	reduction of the stated capital;

(b)	amendment to the Articles of Incorporation;

(c)	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

(d)	dissolution, merger or consolidation;

(e)	company split;

(f)	transfer of the whole or an important part of our business;

(g)	taking over of the whole of the business of any other corporation;

(h)	removal of an Audit and Supervisory Board Member;

(i)	any issuance of shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price;

(j)	any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(k)	purchase of shares by us from a specific shareholder other than our subsidiary;

(l)	consolidation of shares;

(m)	distribution of Surplus in kind with respect to which shareholders are not granted the right to require us to make such distribution in cash instead of in kind; and

(n)	exemption from a portion of liability of the Directors, Audit and Supervisory Board Members or independent auditors.

However, under the Company Law, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (a) through (g) above, and such matter may be decided by the Board of Directors, if it satisfies certain criteria prescribed by the Company Law as are necessary to determine that its impact is immaterial.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. See “—American Depositary Receipts.”

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

Because the depositary’s nominee will actually be the registered owner of the shares, you will have to rely on it to exercise your rights as a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

For more information on the ADSs, see the amended and restated deposit agreement, including the form of ADR, filed as an exhibit to the registration statements on Form F-6 with the SEC on February 21, 2012. See “—H. Documents on Display.”

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

On July 12, 2013, the closing price of our shares on the Tokyo Stock Exchange was ¥7,080 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥7,000 per share, as well as the daily price limit if our per share price were to rise to between ¥7,000 and ¥10,000, or ¥10,000 and ¥15,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥3,000	Less than	¥5,000	¥700
Over	5,000	Less than	7,000	1,000
Over	7,000	Less than	10,000	1,500
Over	10,000	Less than	15,000	3,000

For a history of the trading price of our shares on the Osaka Securities Exchange, which was integrated with the Tokyo Stock Exchange on July 16, 2013, see “Item 9.A. The Offer and Listing—Offer and Listing Details.”

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

D. Exchange Controls.

Acquisition or Disposition of Shares or ADS

The Foreign Exchange and Foreign Trade Law of Japan governs certain aspects relating to the acquisition and holding of securities by “non-residents of Japan” and “foreign investors.”

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

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs are issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs. For additional information regarding our ADSs, see “—B. Memorandum and Articles of Association—American Depositary Receipts.”

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

As used herein, a “U.S. holder” is a beneficial owner of our shares or ADSs and is:

•	a citizen or resident alien of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

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

Notwithstanding the foregoing, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the analysis of the creditability of Japanese taxes and the availability of the favorable rate of tax for dividends received by certain non-corporate U.S. holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

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

Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the favorable rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Taxation of Capital Gains

Subject to the PFIC rules as discussed below, if you are a U.S. holder and you sell, exchange or otherwise dispose of our shares or ADSs, you generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Such gain or loss will be long-term capital gain or loss if such holder held the shares or ADSs for more than one year. If you are a non-corporate U.S. holder, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

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

Medicare Tax on Net Investment Income

For taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains from the sale or other disposition of, our shares or ADSs. U.S. holders should consult their tax advisors regarding the applicability of this tax to any of their income or gains in respect of our shares or ADSs.

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

by consulting their own tax advisers.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. A conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation.

Unless applicable tax treaties, conventions or agreements reducing the maximum rate of withholding tax apply, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7.147% for dividends to be paid on or before December 31, 2013, will be 15.315% for dividends paid between January 1, 2014 and December 31, 2037, and 15% for dividends paid thereafter. Notwithstanding the foregoing, with respect to dividends paid to any individual shareholder who holds 3% or more of the outstanding shares, the applicable rate is 20.42% until December 31, 2037 and will be 20% thereafter. These withholding tax rates during the period beginning on January 1, 2013 and ending on December 31, 2037 include a special surtax aimed to secure funds for reconstruction from the Great East Japan Earthquake, which is calculated by multiplying the original tax rate by 2.1%.

Japan is a party to a number of income tax treaties, conventions and agreements (collectively, “tax treaties”), whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors who are non-resident shareholders. Such tax treaties setting the maximum tax rate at 15% have been entered into with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden. Japan’s income tax treaties with Australia, France, the Netherlands, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. Pursuant to the tax treaty between the United States and Japan, portfolio investors who are qualified U.S. residents eligible for benefits of the treaty are subject to 10% withholding tax on dividends paid by a Japanese corporation if they do not have a permanent establishment in Japan and the shares for which such dividends are paid are not effectively connected with such permanent establishment. It shall be noted that, under the treaty, pension funds that are qualified U.S. residents eligible for benefits of the treaty are exempt from such withholding, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds.

Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment by us of dividends on the shares are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us, which is the case for ADS holders, or (in cases where the relevant withholding taxpayer for the dividend payment is not us but a financial institution in Japan) through the financial institution, to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See Item 10.B. of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

While the treaty rate normally overrides the tax rate under the domestic law, if the Japanese statutory rate of withholding tax on dividends is lower than the rate applicable under the applicable income tax treaty, then the Japanese statutory tax rate applies due to the so-called “preservation doctrine.” If the Japanese statutory tax rate still applies, no treaty application is required to be filed.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a non-resident shareholder as a portfolio investor, are generally not subject to Japanese income or corporation taxes.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We hold financial instruments in the normal course of business and are exposed to market risk, including changes in foreign exchange rates, interest rates, equity prices and commodity prices. We employ a variety of measures to manage market risk related to our financial instruments, including cash and cash equivalents, financial receivables, securities investments, long-term debt and other borrowings.

We make an effort to manage the exposures to fluctuations in foreign exchange rates, interest rates and commodity prices through the use of derivative financial instruments, including foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodities futures. Foreign exchange forward contracts and currency option contracts are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates on our foreign currency accounts receivable, other receivables and accounts payable. Interest rate swap agreements are designed to reduce our exposure to losses resulting from adverse fluctuations in interest rates on our financial instruments. Commodity futures are designed to reduce our exposure to losses resulting from adverse fluctuations in commodity prices, mainly prices of metals used to manufacture our products.

Foreign Currency Exchange Rate Risk

Transaction Risk

A significant portion of our business is conducted in currencies other than the Japanese yen, most significantly the U.S. dollar and Euro. Our sales denominated in a currency other than the Japanese yen are, to a significant extent, offset by costs denominated in the same currency. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any resulting gains and losses are recorded in our results of operations for the relevant period. Foreign exchange gains and losses represent the differences between the value of monetary assets and liabilities when they are originated at exchange rates when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables, and foreign currency-denominated monetary liabilities may include trade and notes payable, borrowings and debt.

Translation Risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan that are subject to fluctuations in foreign currency exchange rates. Our assets and liabilities that are outside Japan are primarily located in the United States, China, Thailand and Italy. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. Translation gains and losses arising from changes in the value of the reporting currency relative to the functional currencies of the underlying operations are recorded outside of our statement of operations in other comprehensive income until the relevant foreign operation is disposed of or liquidated.

Foreign Currency Risk Management

From time to time we utilize foreign currency forward contracts and currency option contracts derivative instruments to manage exposure to exchange rate volatility for accounts payable, accounts receivable and anticipated transactions denominated in foreign currencies. However, we do not use instruments with leverage, or exotic options, to mitigate market risk. Changes in the fair value of derivatives are charged to current earnings. However certain derivatives may qualify for hedge accounting as a cash flow hedge, if the hedging relationship is expected to be highly effective in achieving offsetting of cash flows of the hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these derivatives designated as cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs. The table below sets forth the aggregate contract amounts and weighted-average contracted forward rates for annual maturities of our foreign exchange forward contracts and currency option contracts for the next five years and thereafter as well as the item’s fair value.

Foreign Currency Derivatives at March 31, 2013

	Maturity date
	For the year ending March 31
	2014	2015	2016	2017	2018	There-after	Total	Fair Value
Foreign Exchange Forward Contracts
Sell U.S. dollars (Buy Mexican peso)
Contract amounts (Yen in millions)	¥5,103	¥1,638	—	—	—	—	¥6,741	¥675
Weighted-average contracted forward Rate (MXN per U.S.$1)	13.79	13.98	—	—	—	—	13.84
Sell Euro (Buy Hungarian forint)
Contract amounts (Yen in millions)	¥770	—	—	—	—	—	¥770	¥(22)
Weighted-average contracted forward Rate (HUF per €1)	300.65	—	—	—	—	—	300.65
Sell U.S. dollars (Buy Euro)
Contract amounts (Yen in millions)	¥41	—	—	—	—	—	¥41	¥(0)
Weighted-average contracted forward Rate (EUR per U.S.$1)	1.29	—	—	—	—	—	1.29
Currency Option Contracts
Sell Yen (Buy Euro)
Contract amounts (Yen in millions)	¥231	—	—	—	—	—	¥231	¥10
Weighted-average contracted forward Rate (EUR per ¥1)	111.00	—	—	—	—	—	111.00

As our investments in foreign subsidiaries with functional currencies other than the Japanese yen are generally considered long-term, we do not hedge these net investments.

Interest Rate Risk

We have long-term receivables and debt, with fixed and variable rates. We enter into interest rate swap agreements and other contracts to reduce our market risk exposure to changes in interest rates and to stabilize the fair values and cash flows of our receivables and debt.

The table below sets forth information about our financial instruments that are sensitive to changes in interest rates. For our loan receivables and debts, the table indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter as well as the items’ fair value. For our interest rate swap agreements, the table presents payment type, notional principal amounts and weighted-average interest rates by expected (contracted) maturity dates and the items’ fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Interest Rate Risk at March 31, 2013

	Maturity date
	For the year ending March 31
	2014	2015	2016	2017	2018	There-after	Total	Fair Value
	(Yen in millions, except percentages)
Long-term Loan Receivable
Fixed Rate
Principal cash flows	—	52	9	3	16	9	89	91
Weighted-average interest rate	—	1.48%	2.07%	3.25%	0.22%	3.33%	1.55%
Long-term Debt
Fixed Rate (long-term loans)
Principal cash flows	66	60	48	26	20	112	332	314
Weighted-average interest rate	0.84%	0.65%	0.55%	0.46%	0.18%	0.28%	0.50%
Fixed Rate (straight bonds)
Principal cash flows	—	100	—	—	65,000	35,000	100,100	100,616
Weighted-average interest rate	—	0.72%	—	—	0.39%	0.80%	0.53%
Fixed Rate (convertible bonds)
Principal cash flows	100,000	—	—	—	—	—	100,000	100,234
Weighted-average interest rate	0.00%	—	—	—	—	—	0.00%
Floating Rate (long-term loans)
Principal cash flows	31,775	24,531	17,287	—	—	—	73,593	73,593
Weighted-average interest rate	0.23%	0.00%	0.18%	—	—	—	0.09%
Interest Rate Swaps
Fixed rate payments
Notional amounts	13,620	10,722	7,863	—	—	—	32,205	(20)
Weighted-average interest rate	0.60%	0.58%	0.55%	—	—	—	0.58%
Floating rate receivables
Notional amounts	13,620	10,722	7,863	—	—	—	32,205
Weighted-average interest rate	0.40%	0.00%	0.23%	—	—	—	0.21%

The fixed rate straight bonds in the table include ¥65 billion aggregate principal amount of domestic corporate bonds due 2017, ¥15 billion aggregate principal amount of domestic corporate bonds due 2019, and ¥20 billion aggregate principal amount of domestic corporate bonds due 2022, all of which we issued in November 2012.

The fixed rate convertible bonds in the above table, which represent our outstanding euro yen convertible bonds with stock acquisition rights due 2015, are classified as having a maturity date in the fiscal year ending March 31, 2014 because the convertible bonds will become redeemable at the option of holders of the bonds on September 20, 2013 at 100% of their principal amount.

The floating rate long-term loans in the table include €240 million and U.S.$500 million of loans we obtained in July and December 2012, respectively, from Japanese private commercial banks under a special program of the Japan Bank for International Cooperation.

For further information on our long-term receivables and debt, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Equity Price Risk

We hold available-for-sale securities and held-to-maturity securities that are included in our marketable securities. At March 31, 2012, the fair value of available-for-sale securities and held-to-maturity securities were ¥14,051 million and ¥302 million, respectively. At March 31, 2013, the fair value of available-for-sale securities and held-to-maturity securities were ¥14,060 million and ¥304 million, respectively.

If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2013 would be ¥1,406 million.

For further information relating to marketable securities, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies—Other-than-temporary Losses on Marketable Securities” and Note 9 to our consolidated financial statements included in this annual report.

Commodity Price Risk

We are exposed to market risk arising from changes in prices of commodities, mainly including metals used to manufacture our products. We enter into commodity future contracts to reduce such exposure. The following table provides the contract amount and fair value of our commodity futures at March 31, 2012 and 2013.

Commodity Price Risk at March 31, 2013

	For the year ended March 31
	2012		2013
	Contract amount	Fair value	Contract amount	Fair value
	(Yen in millions)
Commodity futures
To buy commodity	3,102	(22)	3,739	(181)

Item 12. Description of Securities Other Than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

According to the Deposit Agreement among us, holders of our ADSs and the ADS depositary, J.P. Morgan Chase Bank, N.A., or the Depositary, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

Category	Depositary Actions	Associated Fee
Depositing or substituting underlying shares	Acceptance of shares deposited, and issuance of ADSs against deposits of shares, including deposits and issuances in respect of share distributions, rights and other distributions	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered (The Depositary may sell sufficient securities and property received in respect of stock distributions, rights and other distributions prior to deposits to pay charges.)

Selling or exercising rights	Distribution or sale of shares, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such shares	US$5.00 for each 100 ADSs (or portion thereof)

Withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited shares	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

Expenses of the Depositary

Expenses incurred on behalf of holders in connection with:

•  Stock transfer or other taxes and other governmental charges, including stamp duty and withholding taxes

•  Cable, telex, facsimile transmission and delivery

•  Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities

•  Expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars

•  Any other charge payable by the Depositary or its agents

Expenses payable at the sole discretion of the Depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

Fees and Payments made by the Depositary to the Issuer

The Depositary has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the Depositary collects from investors. Under certain circumstances, including where the ADR program is terminated prior to the expiration of the current term of J.P. Morgan Chase Bank’s appointment as the ADS depositary on February 21, 2022, we are required to repay to the Depositary the amounts reimbursed in prior periods. For the calendar year 2012, the Depositary reimbursed us an aggregate of U.S.$100,000 consisting of U.S.$58,000 for investor relations activities in the United States and U.S.$42,000 for continued ADR listing on the New York Stock Exchange.

For more information on our ADR program, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of March 31, 2013. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2013, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting based upon criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management determined that we maintained effective internal control over financial reporting as of March 31, 2013.

Management has excluded Nidec ASI S.p.A. and its subsidiaries (“Nidec ASI”) and Kinetek Group Inc. and its subsidiaries (“Kinetek”) from its assessment of the effectiveness of our internal control over financial reporting as of March 31, 2013 because we consummated the acquisition of the Nidec ASI in May 2012 and the acquisition of the Kinetek in November 2012. As of and for the fiscal year ended March 31, 2013, net sales and total assets of Nidec ASI and Kinetek, in total, accounted for 4.9% and 12.7% of our net sales and total assets, respectively, reported in our audited consolidated financial statements included elsewhere in this annual report.

Our independent registered public accounting firm, PricewaterhouseCoopers Kyoto (formerly Kyoto Audit Corporation), has audited the effectiveness of our internal control over financial reporting as of March 31, 2013, as stated in their report which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our Audit and Supervisory Board has determined that we do not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Audit and Supervisory Board. Our Board of Directors and Audit and Supervisory Board believe that the combined knowledge, skills and experience of the Audit and Supervisory Board, elected by shareholders and acting in accordance with the Company Law of Japan, enables its members, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the U.S. Sarbanes-Oxley Act of 2002. In addition, the members of our Audit and Supervisory Board have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

For more information on our Audit and Supervisory Board, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management.”

Item 16B. Code of Ethics.

We have adopted a written code of ethics for our chief executive officer, chief financial officer, chief accounting officer and other senior officers. The code of ethics is also applicable to our directors, Audit and Supervisory Board members, other officers and all employees.

Our code of ethics is available at www.nidec.co.jp/english/ir/governance/compliance.html and also attached as Exhibit 11 to this annual report.

Item 16C. Principal Accountant Fees and Services.

Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Kyoto (formerly Kyoto Audit Corporation), a member firm of PricewaterhouseCoopers, and by other member firms of the PricewaterhouseCoopers network to us in fiscal years ended March 31, 2012 and 2013:

	Yen in millions
	For the year ended March 31,
Type of Fees:	2012	2013
Audit Fees(1)	¥756	¥894
Audit-Related Fees(2)	6	4
Tax Fees(3)	23	22
All Other Fees(4)	3	—

Total	¥788	¥920

Notes:

(1)	Audit fees consist of fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. These fees include fees for audits of employee benefit plans, due diligence related to mergers and acquisitions, attestations that are not required by statute or regulation, and consulting on financial accounting and reporting standards.
(3)	Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.
(4)	All other fees include fees for products and services provided other than the services reported above.

The Audit and Supervisory Board has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of PricewaterhouseCoopers Kyoto.

Pursuant to Rule 2-01(c)(7) of Regulation S-X, the Audit and Supervisory Board pre-approves the engagement of our principal accountants and the engagement of the member firms of the PricewaterhouseCoopers network to render audit and non-audit services to us. As a general rule, the Audit and Supervisory Board specifically pre-approves the engagement of such services after examining the details of the proposal engagement submitted by our management. With respect to certain specified audit and non-audit services, once every year, the Audit and Supervisory Board generally pre-approves the engagement of our principal accountants and their affiliates to render such services pursuant to the Board’s pre-approval policies and procedures. Under the pre-approval policies and procedures, services that are the subject of general pre-approval are specifically identified, together with the maximum aggregate fee amount that may be paid for each such service. The Audit and Supervisory Board reviews this list of specific services and related matters on an annual basis. All services to be rendered by our principal accountants or their affiliates that are not specifically identified must be specifically pre-approved by the Audit and Supervisory Board. Even for those services that are specifically identified, the rendering of such services for fees in excess of the maximum aggregate fee amount under the pre-approval policies and procedures must be specifically pre-approved by the Audit and Supervisory Board.

In each of the fiscal years ended March 31, 2012 and 2013, none of the services described above under this Item 16C were waived from the pre-approval requirement pursuant to the exemption provided under Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on the exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with audit and supervisory boards meeting certain requirements. For a New York Stock Exchange-listed Japanese company with an audit and supervisory board, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

(a)	The audit and supervisory board is established, and its members are selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with audit and supervisory board members.

(b)	Japanese law requires the audit and supervisory board to be separate from the board of directors.

(c)	None of the members of the audit and supervisory board is elected by management, and none of the listed company’s executive officers is a member of the audit and supervisory board.

(d)	Japanese law sets forth standards for the independence of the members of the audit and supervisory board from the listed company or its management.

(e)	The audit and supervisory board, in accordance with Japanese law or the listed company’s governing documents, is responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

(f)	To the extent permitted by Japanese law:

•

the audit and supervisory board establishes procedures for (i) the receipt, retention and treatment of complaints received by the listed company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by the listed company’s employees of concerns regarding questionable accounting or auditing matters;

•	the audit and supervisory board has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•

the listed company provides for appropriate funding, as determined by its audit and supervisory board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the audit and supervisory board, and (iii) ordinary administrative expenses of the audit and supervisory board that are necessary or appropriate in carrying out its duties.

In our assessment, our Audit and Supervisory Board meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above and is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) in acting independently and satisfy the other requirements of the Rule.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth information concerning the purchases of shares of our common stock made by us during the fiscal year ended March 31, 2013:

	Shares	Yen	Shares	Shares
	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
Year 2012
April 1 – 30(2)	27	¥7,383	—	3,000,000
May 1 – 31	1,264,144	6,443	1,264,100	1,735,900
June 1 – 30(3)	1,351,157	6,432	1,351,000	2,384,900
July 1 – 31	1,355,036	6,164	1,355,000	1,029,900
August 1 – 31	137	6,312	—	1,029,900
September 1 – 30	260,373	5,873	260,300	769,600
October 1 – 31	2,318	5,116	—	769,600
November 1 – 30(4)	7,951	5,718	—	769,600
December 1 – 31	272	4,974	—	769,600
Year 2013
January 1 – 31(5)	234	5,268	—	3,000,000
February 1 – 29	726,892	5,282	726,400	2,273,600
March 1 – 31	121,800	5,413	121,400	2,152,200

Total	5,090,341	¥6,144	5,078,200

Notes:

(1)	During the fiscal year ended March 31, 2013, in addition to the shares repurchased through our publicly announced plan or program and the shares repurchased in connection with the share exchange transaction described in Note (4) below, a total of 4,598 shares were purchased through our purchases of shares constituting less than one unit (100 shares) from registered holders of such shares at the current market price of those shares. For a discussion of the shareholder right to require us to repurchase such shares, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Japanese Unit Share System.”
(2)	We announced, on February 5, 2012, a share repurchase plan where we were authorized by the Board of Directors to repurchase up to the smaller of 3,000,000 shares or ¥25.0 billion between February 7, 2012 and February 6, 2013.
(3)	On June 9, 2012, we announced a modification to the share repurchase plan that was announced on February 5, 2012 to increase the authorized repurchase amount to the smaller of 5,000,000 shares or ¥40.0 billion. We terminated the modified share repurchase plan on January 24, 2013.

(4)	A total of 843 shares were repurchased on November 22, 2012, for an aggregate repurchase price of ¥4,536,175 through our purchases of shares constituting less than one unit (100 shares) from registered holders who received such shares in connection with a share exchange transaction between us and Nidec Sankyo Corporation on October 1, 2012 to make Nidec Sankyo a wholly owned subsidiary. On November 29, 2012, a total of 6,700 shares were repurchased for an aggregate repurchase price of ¥38,726,000 through our purchases of shares from registered holders who dissented to the share exchange transaction. For a detailed discussion of the share exchange transaction, see “Item 4.A. Information on the Company—History and Development of the Company.”
(5)	On January 24, 2013, we announced a share repurchase plan where we are authorized by the Board of Directors to repurchase up to the smaller of 3,000,000 shares or ¥20.0 billion between January 25, 2013 and January 24, 2014.

Between April 1, 2013 and June  30, 2013, we repurchased an aggregate of 500,000 shares under the current share repurchase plan described above.

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

Director Independence

A company listed on the NYSE must have a majority of directors that meet the independent requirements under Section 303A of the NYSE’s Listed Company Manual. The Company Law (Law No.86, 2005) of Japan, or the Company Law, does not require Japanese companies with audit and supervisory boards, such as us, to have a director who is independent as defined in the NYSE Corporate Governance Standards, on their boards of directors.

Audit Committee

A company listed on the NYSE must have an audit committee composed entirely of independent directors. We are generally exempted, with some exceptions, from this requirement by virtue of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

Consistent with the requirements of the Company Law, the members of our Audit and Supervisory Board are elected by a resolution at a general meeting of shareholders. We currently have five members on our Audit and Supervisory Board, which exceeds the minimum of three audit and supervisory board members required by the Company Law. Our Audit and Supervisory Board has a statutory duty to monitor, review and report on the administration of our affairs and accounts for the benefit of our shareholders.

The Company Law requires that at least half of a company’s audit and supervisory board members be “outside audit and supervisory board members,” which is defined as an audit and supervisory board member who has not been a director, executive officer, manager or employee of the company or any of its subsidiaries at any time prior to his or her election. Three of the five current members of our Audit and Supervisory Board are outside audit and supervisory board members as of the date of this annual report.

Compensation Committee

A company listed on the NYSE must have a compensation committee comprised entirely of independent directors. A compensation committee must also have authority to retain or obtain the advice of compensation advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any compensation adviser. We are generally exempted from these requirements by virtue of paragraph (b)(5)(i) of Rule 10C-1 of the Exchange Act.

Under the Company Law, we and other Japanese companies with audit and supervisory boards are not required to establish a compensation committee. The Company Law requires that the total amount of remuneration to be paid to all directors and the total amount of remuneration to be paid to all audit and supervisory board members must be approved by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. The distribution of remuneration among directors is broadly delegated to the board of directors, and distribution of remuneration among audit and supervisory board members is determined by consultation among the audit and supervisory board members.

Nominating/Corporate Governance Committee

A company listed on the NYSE must also have a nominating or corporate governance committee comprised entirely of independent directors. Under the Company Law, we and other Japanese companies with audit and supervisory boards are not required to establish a nominating or corporate governance committee. Pursuant to the Company Law, our Board of Directors nominates and submits a proposal for election of directors for shareholder approval. Our shareholders elect or dismiss directors by a simple majority of votes at a general meeting of shareholders. The members of our Audit and Supervisory Board are also elected or dismissed at a general meeting of shareholders. A proposal by our Board of Directors to elect a member of the Audit and Supervisory Board needs the consent of our Audit and Supervisory Board.

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

Item 18. Financial Statements.

The information required by this item is set forth in our audited consolidated financial statements included elsewhere in this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (last updated on June 25, 2013)

1.2	Share Trading Regulations of Nidec Corporation (English translation) (last updated on July 16, 2013)

1.3

Regulations of the Board of Directors of Nidec Corporation (English translation)

(last updated on June 24, 2008)

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

1.4	Regulations of the Audit and Supervisory Board of Nidec Corporation (English translation) (last updated on July 5, 2008)

2.1

Form of Deposit Agreement, amended and restated as of February 21, 2012 between Nidec Corporation, JPMorgan Chase Bank, N.A. as Depositary and holders of American Depositary Receipts

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

2.2	Form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

4.1

Share Exchange Agreement, dated April 24, 2012 between Nidec Corporation and Nidec Sankyo Corporation

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2012 filed on June 28, 2012)

4.2	Share Exchange Agreement, dated April 23, 2013 between Nidec Corporation and Nidec Copal Corporation

4.3	Share Exchange Agreement, dated April 23, 2013 between Nidec Corporation and Nidec Tosok Corporation

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

NIDEC CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Nidec ASI S.p.A. and its subsidiaries (“Nidec ASI”) and Kinetek Group Inc. and its subsidiaries (“Kinetek”) from its assessment of internal control over financial reporting as of March 31, 2013 because it was acquired by the Company in a purchase business combination in May and November, 2012 respectively. We have also excluded Nidec ASI and Kinetek from our audit of internal control over financial reporting. Nidec ASI and Kinetek are wholly-owned subsidiaries whose total assets and net sales, in total, represent 12.7% and 4.9% of the related consolidated financial statement amounts as of and for the year ended March 31, 2013.

/s/ PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 26, 2013

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions
	March 31
	2012	2013
Current assets:
Cash and cash equivalents	¥130,290	¥193,420
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥496 million on March 31, 2012 and ¥860 million on March 31, 2013:
Notes	11,207	10,479
Accounts	171,255	148,606
Inventories	91,453	99,826
Other current assets	35,082	48,359

Total current assets	439,287	500,690

Marketable securities and other securities investments	14,818	15,900
Investments in and advances to affiliated companies	754	1,246

	15,572	17,146

Property, plant and equipment:
Land	39,996	43,523
Buildings	133,911	159,270
Machinery and equipment	289,139	330,425
Construction in progress	22,196	21,837

	485,242	555,055
Less—Accumulated depreciation	(254,411)	(277,078)

	230,831	277,977

Goodwill	80,525	132,893
Other non-current assets, net of allowance for doubtful accounts of ¥506 million on March 31, 2012 and ¥515 million on March 31, 2013	34,186	76,146

Total assets	¥800,401	¥1,004,852

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions
	March 31
	2012	2013
Current liabilities:
Short-term borrowings	¥86,608	¥32,798
Current portion of long-term debt	674	133,628
Trade notes and accounts payable	107,345	134,165
Accrued expenses	22,983	31,854
Other current liabilities	34,750	32,432

Total current liabilities	252,360	364,877

Long-term liabilities:
Long-term debt	101,236	146,271
Accrued pension and severance costs	12,715	19,235
Other long-term liabilities	8,479	21,002

Total long-term liabilities	122,430	186,508

Commitments and contingencies (Note 21 and 23)
Equity:
Common stock authorized 2012 and 2013: 480,000,000 shares; issued:	66,551	66,551
2012- 145,075,080 shares / 2013- 145,075,080 shares
Additional paid-in capital	66,762	70,518
Retained earnings	326,777	322,650
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(47,911)	12,473
Net unrealized gains and losses on securities	1,013	1,187
Net gains and losses on derivative instruments	73	242
Pension liability adjustments	(643)	(1,112)
Treasury stock, at cost:
2012- 8,240,496 shares / 2013- 10,393,522 shares	(42,440)	(57,007)

Total Nidec Corporation shareholders’ equity	370,182	415,502
Noncontrolling interests	55,429	37,965

Total equity	425,611	453,467

Total liabilities and equity	¥800,401	¥1,004,852

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Net sales	¥675,988	¥682,320	¥709,270
Operating expenses:
Cost of products sold	500,034	523,729	572,605
Selling, general and administrative expenses	55,348	55,471	84,760
Research and development expenses	27,737	30,050	34,278

	583,119	609,250	691,643

Operating income	92,869	73,070	17,627

Other income (expense):
Interest and dividend income	1,049	1,634	1,831
Interest expense	(355)	(299)	(679)
Foreign exchange loss, net	(9,108)	(1,756)	(2,973)
Loss on marketable securities, net	(238)	(202)	(87)
Other, net	(2,251)	(1,591)	(2,292)

	(10,903)	(2,214)	(4,200)

Income from continuing operations before income taxes	81,966	70,856	13,427

Income taxes	(18,309)	(18,801)	(6,568)
Equity in net income of affiliated companies	6	0	13

Income from continuing operations	63,663	52,055	6,872
Loss on discontinued operations	(6,171)	(7,768)	—

Consolidated net income	57,492	44,287	6,872
Less: Net income attributable to noncontrolling interests	(5,159)	(3,556)	1,126

Net income attributable to Nidec Corporation	¥52,333	¥40,731	¥7,998

	Yen
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥406.10	¥336.33	¥59.37
Loss on discontinued operations attributable to Nidec Corporation	(30.19)	(40.08)	—

Net income attributable to Nidec Corporation	375.91	296.25	59.37

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥391.96	¥314.41	¥55.07
Loss on discontinued operations attributable to Nidec Corporation	(29.16)	(37.52)	—

Net income attributable to Nidec Corporation	362.80	276.89	55.07

Cash dividends paid	¥80.00	¥90.00	¥90.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(continued)

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥56,536	¥46,242	¥7,998
Loss on discontinued operations attributable to Nidec Corporation	(4,203)	(5,511)	—

Net income attributable to Nidec Corporation	¥52,333	¥40,731	¥7,998

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Consolidated net income	¥57,492	¥44,287	¥6,872

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(16,461)	(2,560)	61,964
Net unrealized gains and losses on securities	(907)	(7)	151
Net gains and losses on derivative instruments	219	(146)	169
Pension liability adjustments	433	93	(433)

Total	(16,716)	(2,620)	61,851

Total comprehensive income (loss)	40,776	41,667	68,723

Less: Comprehensive (income) loss attributable to noncontrolling interests	(4,344)	(3,983)	(467)

Comprehensive income (loss) attributable to Nidec Corporation	¥36,432	¥37,684	¥68,256

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Yen in millions
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2010	145,075,080	¥66,551	¥69,090	¥257,255	¥(28,520)	¥(24,067)	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income				52,333			52,333	5,159	57,492
Other comprehensive income (loss)
Foreign currency translation adjustments					(15,928)		(15,928)	(533)	(16,461)
Unrealized gains and losses on securities					(681)		(681)	(226)	(907)
Unrealized gains and losses on derivative instruments					219		219	—	219
Pension liability adjustments					489		489	(56)	433

Total comprehensive income							36,432	4,344	40,776

Purchase of treasury stock						(11,226)	(11,226)	—	(11,226)
Change in ownership of subsidiaries in connection with share exchange transaction			1,186			3,002	4,188	(3,725)	463
Dividends paid to shareholders of Nidec Corporation				(11,143)			(11,143)	—	(11,143)
Dividends paid to noncontrolling interests							—	(1,655)	(1,655)
Capital transaction with consolidated subsidiaries and other			(3,316)			6	(3,310)	(4,930)	(8,240)

Balance at March 31, 2011	145,075,080	¥66,551	¥66,960	¥298,445	¥(44,421)	¥(32,285)	¥355,250	¥55,256	¥410,506

Comprehensive income:
Net income				40,731			40,731	3,556	44,287
Other comprehensive income (loss)
Foreign currency translation adjustments					(2,749)		(2,749)	189	(2,560)
Unrealized gains and losses on securities					(53)		(53)	46	(7)
Unrealized gains and losses on derivative instruments					(146)		(146)	—	(146)
Pension liability adjustments					(99)		(99)	192	93

Total comprehensive income							37,684	3,983	41,667

Purchase of treasury stock						(10,155)	(10,155)	—	(10,155)
Dividends paid to shareholders of Nidec Corporation				(12,399)			(12,399)	—	(12,399)
Dividends paid to noncontrolling interests							—	(1,444)	(1,444)
Capital transaction with consolidated subsidiaries and other			(198)				(198)	(2,366)	(2,564)

Balance at March 31, 2012	145,075,080	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(continued)

	Yen in millions
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2012	145,075,080	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611
Comprehensive income:
Net income				7,998			7,998	(1,126)	6,872
Other comprehensive income (loss)
Foreign currency translation adjustments					60,384		60,384	1,580	61,964
Unrealized gains and losses on securities					174		174	(23)	151
Unrealized gains and losses on derivative instruments					169		169	—	169
Pension liability adjustments					(469)		(469)	36	(433)

Total comprehensive income							68,256	467	68,723

Purchase of treasury stock						(31,277)	(31,277)	—	(31,277)
Change in ownership of subsidiaries in connection with share exchange transaction			3,270			16,710	19,980	(19,980)	—
Dividends paid to shareholders of Nidec Corporation				(12,125)			(12,125)	—	(12,125)
Dividends paid to noncontrolling interests							—	(1,421)	(1,421)
Acquisitions of new subsidiaries							—	3,391	3,391
Capital transaction with consolidated subsidiaries and other			486				486	79	565

Balance at March 31, 2013	145,075,080	¥66,551	¥70,518	¥322,650	¥12,790	¥(57,007)	¥415,502	¥37,965	¥453,467

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Cash flows from operating activities:
Consolidated net income	¥57,492	¥44,287	¥6,872
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,981	31,511	34,935
Amortization	2,729	2,819	4,756
Loss on marketable securities, net	238	200	87
Loss on sales, disposal or impairment of property, plant and equipment	545	15,705	10,300
Loss recovery and gain on property, plant and equipment damaged in flood	—	(19,662)	(4,027)
Deferred income taxes	(4,496)	12,835	(12,049)
Equity in net (income) loss of affiliated companies	(6)	0	(13)
Foreign currency adjustments	5,523	236	1,744
Accrual for pension and severance costs, net payments	(3,745)	(915)	(396)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	3,995	(14,819)	53,221
(Increase) decrease in inventories	(15,856)	(257)	14,090
Decrease in notes and accounts payable	(3,058)	(8,061)	(1,257)
Decrease in accrued income taxes	(124)	(2,259)	(7,263)
Other	6,866	(4,908)	9,286

Net cash provided by operating activities	¥83,084	¥56,712	¥110,286

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Cash flows from investing activities:
Additions to property, plant and equipment	¥(55,010)	¥(41,446)	¥(61,368)
Proceeds from sales of property, plant and equipment	960	2,725	1,036
Insurance proceeds related to property, plant and equipment damaged in flood	—	20,804	880
Purchases of marketable securities	(12)	(213)	(147)
Proceeds from sale or redemption of marketable securities	72	414	692
Acquisitions of business, net of cash acquired	(51,594)	5,201	(79,884)
Other	(1,358)	(7,403)	4,937

Net cash used in investing activities	(106,942)	(19,918)	(133,854)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(63,205)	26,060	(52,199)
Proceeds from issuance of long-term debt	278	—	71,307
Repayments of long-term debt	(2,016)	(1,229)	(12,392)
Proceeds from issuance of corporate bonds	100,500	—	100,000
Purchases of treasury stock	(11,226)	(10,155)	(31,277)
Payments for additional investments in subsidiaries	(7,827)	(454)	(92)
Dividends paid to shareholders of Nidec Corporation	(11,143)	(12,399)	(12,125)
Dividends paid to noncontrolling interests	(1,655)	(1,444)	(1,421)
Other	58	(1,193)	(684)

Net cash provided by (used in) financing activities	3,764	(814)	61,117

Effect of exchange rate changes on cash and cash equivalents	(8,894)	(11)	25,581

Net (decrease) increase in cash and cash equivalents	(28,988)	35,969	63,130
Cash and cash equivalents at beginning of year	123,309	94,321	130,290

Cash and cash equivalents at end of year	¥94,321	¥130,290	¥193,420

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacture and marketing of i) small precision motors, which include spindle motors for hard disk drives, motors for optical disk drives, small precision fans, motor appliances and other small motors; ii) automotive, appliance, commercial and industrial products, which are used in various electric household appliances, commercial and industrial equipment and automobiles; iii) machinery, which includes, test systems, measuring equipment, power transmission equipment, factory automation systems, press machines, card readers and industrial robots; iv) electronic and optical components, which include camera shutters, camera lens units, switches, trimmer potentiometers, processing and precision plastic mold products; and v) other products, which include other services. Manufacturing operations are located primarily in Asia (China, Thailand, Vietnam and the Philippines), Japan and North America, and sales subsidiaries are primarily located in Asia, Japan, North America and Europe.

The main customers for NIDEC are manufacturers of hard disk drives. NIDEC also sells its products to the manufacturers of various electric household appliances, automation equipment, automotive components, home video game consoles, telecommunication equipment and audio-visual equipment.

The product category has been renamed from “General motors” to “Automotive, appliance, commercial and industrial products.” For more information, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

Estimates -

The preparation of NIDEC’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the valuation of inventories, allowance for doubtful accounts, depreciation and amortization of long-lived assets, valuation allowance for deferred tax assets, valuation of investment securities, fair value of financial instruments, uncertain tax positions, pension liabilities, the recoverability of long-lived assets and goodwill, and fair value of assets acquired and liabilities assumed. Actual results could differ from those estimates.

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

Derivative financial instruments -

NIDEC manages the exposures of fluctuations in foreign exchange rate, interest rate and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes.

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

NIDEC designates certain foreign exchange forward contracts, interest rate swap agreements and commodities agreements as cash flow hedges. NIDEC formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. NIDEC also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, NIDEC discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the previously recognized net derivative gains or losses remain in accumulated other comprehensive income until the hedged transaction occurs, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into earnings immediately.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

NIDEC believes that the straight-line method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. Under the provisions of ASC 250, “Accounting Changes and Error Corrections,” a change in depreciation method is treated as a change in accounting estimate. The effect of the change in depreciation method has been reflected on a prospective basis beginning April 1, 2011, and prior period results were not restated. The change in depreciation methods caused an increase in Income from continuing operations before income taxes by ¥1,241 million, Income from continuing operations by ¥813 million and Earning per share by ¥5.92 respectively for the year ended March 31, 2012.

Depreciation of property, plant and equipment is computed on the straight-line method at rates based on the estimated useful lives of the assets. Estimated useful lives range from 10 to 20 years for most spindle motor factories, from 7 to 47 years for factories to produce other products, 50 years for the head office and sales offices, from 3 to 18 years for leasehold improvements, and from 2 to 15 years for machinery and equipment.

Depreciation expense amounted to ¥32,981 million, ¥31,511 million, and ¥34,935 million for the years ended March 31, 2011, 2012 and 2013, respectively.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Other intangible assets include proprietary technology and customer relationships, as well as software and other intangible assets acquired in business combinations. Intangible assets with an indefinite life are not subject to amortization and are tested for impairment once on January 1st of each year or more frequently if an event occurs or circumstances change. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives. The weighted average amortization period for proprietary technology, customer relationships and software are 12 years, 18 years and 6 years, respectively.

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

Revenue recognition -

NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. For small precision motors, automotive, appliance, commercial and industrial products and electronic and optical components, these criteria are generally met at the time a product is delivered to the customers’ site which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment for export sales (FOB shipping point). Revenue for machinery sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns. Revenue from a part of sales of automotive, appliance, commercial and industrial products under long-term construction type arrangements are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon the most recent information.

Research and development expenses -

Research and development expenses, mainly consisting of personnel and depreciation expenses at research and development branches, are charged to operations as incurred.

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥246 million, ¥228 million, and ¥296 million for the years ended March 31, 2011, 2012 and 2013, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income and cash flows for the years ended March 31, 2011 and 2012 to conform to the current year presentation.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Accounting Changes

As of April 1, 2012, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

As of April 1, 2012, NIDEC adopted FASB ASC 350 “Intangibles-Goodwill and Other.” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. ASU 2012-02 is effective for annual and interim impairment tests of indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2012-02 on its consolidated financial position, results of operations and liquidity.

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. This standard is provision for disclosure. The adoption of this standard will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

3. Acquisitions

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

On April 2, 2012, NIDEC acquired all of the voting rights in The Minster Machine Company (“Minster”), which consists of machinery product category, particularly medium-sized and large-sized high-speed, high-rigidity press machines and large-sized press machines for dies for motor parts, in order to continues to pursue NIDEC’s group-wide growth strategy by seeking to increase sales by expanding our business not only in NIDEC’s existing electronic parts market but also in wider markets, including the beverage can and automobile parts markets. The Minster Machine Company, was subsequently renamed Nidec Minster Corporation.

On May 31, 2012, NIDEC acquired all of the voting rights in Ansaldo Sistemi Industriali S.p.A. (“Ansaldo”), an Italian company, which consists of automotive, appliance, commercial and industrial products business for cash of ¥36,564 million, where NIDEC has increasingly focused our efforts as one of the principal growth area, in order to accelerate the global expansion of NIDEC’s industrial motor business by gaining sales platforms in markets where NIDEC currently do not have significant sales and by expanding NIDEC’s product offering to include a wide range of products that are currently not in our product portfolio. Ansaldo Sistemi Industriali S.p.A was subsequently renamed Nidec ASI S.p.A.

On September 28, 2012, NIDEC acquired all of the voting rights in Avtron Industrial Automation, Inc. (“Avtron”), which consists of rich system engineering resources, experience, the customer relationship and a sales channel in North America, in order to strengthen the industrial motor and automation solutions business and accelerate the Company’s strategy to achieve synergies with acquired companies.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

On October 2, 2012, NIDEC acquired 51.4% of the voting rights of SCD Co., Ltd. (“SCD”), a South Korean company, which consists of development, manufacturing and sale of motor drive units for refrigerators and motors for air conditioners, in order to gain an opportunity to enter into business with South Korean home appliance manufacturers that have a strong presence in emerging economies, and seeks to expand sales of its rich product line-up.

On November 1, 2012, NIDEC acquired all of the voting rights in Kinetek Group Inc. (“Kinetek”), which conducts its commercial motor business on a global basis and occupies a leading position in various markets for commercial motors used in such end-products as elevators/escalators, commercial food refrigerators, floor care equipment, golf and utility vehicles, material handling vehicles and aerial lifts for cash of ¥35,697 million, in order to strengthen NIDEC’s commercial motor business.

On December 28, 2012, NIDEC acquired 51.0% of the voting rights of Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. (“Kaiyu”), a Chinese company, which consists of development, manufacturing and sale of brush motors for electric power steering (“EPS”) systems and automotive fans, in order to acquire technologies for brush motors for EPS systems, which NIDEC currently does not possess, and business opportunities in the Chinese automobile market, new entry into which has been difficult.

The total amount of the acquisition of the voting rights of Minster, Avtron, SCD and Kaiyu is cash of ¥18,386 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

	Yen in millions
	April 2, 2012	May 31, 2012	September 28, 2012	October 2, 2012	November 1, 2012	December 28, 2012
	Minster	Ansaldo	Avtron	SCD	Kinetek	Kaiyu
Cash and cash equivalents	¥2,585	¥976	¥53	¥642	¥5,632	¥874
Accounts receivable	1,260	7,668	358	449	5,465	361
Inventories	2,995	3,432	411	305	5,706	128
Other current assets	215	8,171	59	1,004	1,475	39
Property, plant and equipment	1,915	5,964	313	2,165	4,271	87
Goodwill	4,785	18,902	2,778	1,597	12,342	870
Intangible assets	4,286	12,296	2,016	—	14,960	180
Other non-current assets	1,840	446	—	581	1,619	39

Total assets acquired	19,881	57,855	5,988	6,743	51,470	2,578

Accounts payable	(684)	(6,666)	(230)	(617)	(3,898)	(452)
Other current liabilities	(4,069)	(8,552)	(121)	(264)	(2,888)	(387)
Other non-current liabilities	(5,926)	(6,073)	(776)	(139)	(8,987)	—

Total liabilities assumed	(10,679)	(21,291)	(1,127)	(1,020)	(15,773)	(839)

Noncontrolling interests	—	—	—	(2,418)	—	(721)

Net assets acquired	¥9,202	¥36,564	¥4,861	¥3,305	¥35,697	¥1,018

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Intangible assets of ¥29,227 million subject to amortization include customer relationships of ¥20,464 million, developed technologies of ¥6,493 million and other intangible assets of ¥2,270 million. NIDEC has estimated the weighted average amortization period for the customer relationships and developed technologies to be 15 year and 18 year, respectively.

Intangible assets not subject to amortization include trademarks of ¥4,511 million.

Allocated Operating Segment	Amount of Goodwill
Nidec Sankyo	1,597
Nidec Motor	34,021
Nidec Motors & Actuators	870
All Others	4,785

Total	41,273

It is allocated to Nidec Motor segment is attributable primarily to expected synergies of accelerate the global expansion of NIDEC’s industrial motor business and strengthen NIDEC’s commercial motor business.

No goodwill is considered to be tax-deductible.

The fair value of noncontrolling interests was measured based on the market price per share of SCD as of the acquisition date.

Acquisition-related cost of ¥554 million was included in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2013.

Net sales and losses of these companies that are included in the consolidated statement of income for the year ended March 31, 2013 are ¥49,845 million and ¥215 million respectively.

The following represents the unaudited pro forma results of operations of NIDEC for the year ended March 31, 2012 and 2013, as if the acquisition in these companies had occurred on April 1, 2011 and 2012. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated. And the unaudited pro forma excludes acquisition and integration costs which the acquirees paid.

	Yen in millions
	For the year ended March 31 (Unaudited)
	2012	2013
Pro forma net sales	¥772,786	¥741,211
Pro forma net income	39,851	7,948

	Yen
Pro forma net income attributable to Nidec Corporation per share
—basic	¥289.85	¥59.00
—diluted	270.90	54.73

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4. Goodwill and other intangible assets:

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31
	2012		2013
	Gross carrying amounts	Accumulated amortization	Gross carrying amounts	Accumulated amortization
Proprietary technology	¥1,690	¥870	¥9,831	¥1,454
Customer relationships	16,114	3,150	42,684	5,801
Software	10,879	5,242	13,830	6,878
Other	4,095	1,946	5,725	1,925

Total	¥32,778	¥11,208	¥72,070	¥16,058

The weighted average amortization periods for proprietary technology, customer relationships and software are 12 years, 18 years and 6 years, respectively.

Total amortization of intangible assets for the years ended March 31, 2011, 2012 and 2013 amounted to ¥2,605 million, ¥2,664 million and ¥4,595 million, respectively.

Total indefinite lived intangible assets amounted to ¥1,755 million and ¥7,208 million as of March 31, 2012 and 2013, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in millions
2014	¥5,733
2015	5,408
2016	5,174
2017	4,765
2018	4,314

NIDEC has completed the annual impairment test for existing goodwill and indefinite lived intangible assets as required by ASC 350 as of January 1, 2013. For the years ended March 31, 2011, 2012 and 2013, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2011, 2012 and 2013, no goodwill impairment loss has been recorded except for losses due to the discontinued operations described below.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

As of March 31, 2012, NIDEC discontinued the lens actuator (“LAC”) business and the tape drive and disk drive mechanism (“PGN”) business included within the “Nidec Sankyo” reportable segment. The goodwill impairment loss was ¥1,359 million. As of March 31, 2012, NIDEC discontinued the compact digital camera lens unit (“CLU”) business included within the “Nidec Copal” reportable segment. The goodwill impairment loss was ¥686 million.

Goodwill impairment losses of the LAC, PGN and CLU businesses were recorded as “Loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”.

The carrying amounts of goodwill by operating reportable segment as of March 31, 2012 and 2013 are as follows.

	Yen in millions
	March 31,
	2012	2013
Nidec Electronics (Thailand)	¥6,109	¥6,994
Nidec (Zhejiang)	912	1,044
Nidec Sankyo	26,100	27,622
Nidec Copal	16,462	16,462
Nidec Tosok	1,107	1,038
Nidec Copal Electronics	6,561	6,561
Nidec Techno Motor	2,049	2,049
Nidec Motor	11,984	55,008
Nidec Motors & Actuators	4,737	6,193
All Others	4,504	9,922

	¥80,525	¥132,893

Reportable segment information is described in Note 25 (2).

The changes in the carrying amount of goodwill for the year ended March 31, 2011 and 2012 are as follows:

	Yen in millions
	Balance as of April 1, 2011	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2012
Goodwill:
Nidec Electronics (Thailand)	¥6,181	¥—	¥—	¥(72)	¥6,109
Nidec (Zhejiang)	922	—	—	(10)	912
Nidec Sankyo	27,459	—	(1,359)	—	26,100
Nidec Copal	17,148	—	(686)	—	16,462
Nidec Tosok	1,107	—	—	—	1,107
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	11,984	—	—	0	11,984
Nidec Motors & Actuators	4,886	—	—	(149)	4,737
All Others	3,810	694	—	—	4,504

	¥82,107	¥694	¥(2,045)	¥(231)	¥80,525

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The changes in the carrying amount of goodwill for the year ended March 31, 2012 and 2013 are as follows:

	Yen in millions
	Balance as of April 1, 2012	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2013
Goodwill:
Nidec Electronics (Thailand)	¥6,109	¥—	¥—	¥885	¥6,994
Nidec (Zhejiang)	912	—	—	132	1,044
Nidec Sankyo	26,100	1,597	—	(75)	27,622
Nidec Copal	16,462	—	—	—	16,462
Nidec Tosok	1,107	—	—	(69)	1,038
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	11,984	34,021	—	9,003	55,008
Nidec Motors & Actuators	4,737	870	—	586	6,193
All Others	4,504	4,785	—	633	9,922

	¥80,525	¥41,273	¥—	¥11,095	¥132,893

5. Supplemental cash flow information:

The supplemental information associated with the consolidated statements of cash flows for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Cash paid during the fiscal year for:
Income taxes	¥22,088	¥8,197	¥25,879
Interest	372	327	395
Non-cash investing and financing activities:
Capital leasing receivables	—	31	—
Capital lease obligations	1,022	214	206
Change in ownership of subsidiaries in connection with share exchange transaction
—Change in common stock	1,186	—	3,270
—Change in treasury stock	3,002	—	16,710

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

6. Allowance for doubtful accounts:

NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.

An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2011, 2012 and 2013 is as follows:

	Yen in millions
	2011	2012	2013
Allowance for doubtful accounts at beginning of the year	¥1,830	¥1,013	¥1,002
Provision for doubtful accounts, net of reversal	26	30	166
Write-offs	(912)	(30)	(90)
Translation adjustment and other	69	(11)	297

Allowance for doubtful accounts at the end of the year	¥1,013	¥1,002	¥1,375

7. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31
	2012	2013
Finished goods	¥40,069	¥42,599
Raw materials	25,363	30,839
Work in progress	22,362	23,526
Supplies and other	3,659	2,862

	¥91,453	¥99,826

8. Other current assets:

Other current assets as of March 31, 2012 and 2013 consist of the following:

	Yen in millions
	March 31
	2012	2013
Other receivable	¥10,802	¥13,740
Deferred tax assets (Note 16)	6,448	12,787
Costs on uncompleted construction contracts	—	5,799
Time deposit	7,810	1,552
Other	10,022	14,481

	¥35,082	¥48,359

“Other” primarily consists of taxes receivable and prepaid expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

9. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,633	¥5,610	¥192	¥14,051
Held-to-maturity
Japanese government debt securities	301	1	—	302

	¥8,934	¥5,611	¥192	¥14,353

Securities not practicable to fair value
Equity securities	¥466

	Yen in millions
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,838	¥5,814	¥3	¥13,649
Debt securities	405	11	5	411
Held-to-maturity
Japanese government debt securities	301	3	—	304

	¥8,544	¥5,828	¥8	¥14,364

Securities not practicable to fair value
Equity securities	¥1,539

During the years ended March 31, 2011, 2012 and 2013, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥681 million, decreased by ¥53 million and increased by ¥174 million, respectively.

Proceeds from sale or redemption of marketable securities were ¥72 million, ¥100 million and ¥692 million for the years ended March 31, 2011, 2012 and 2013, respectively. On those sales, gross realized gains were ¥12 million, ¥0 million and ¥347 million and gross realized losses were ¥0 million, ¥0 million and ¥0 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥1,103	¥92	¥770	¥100

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥16	¥1	¥23	¥2
Debt securities	182	5	—	—

	¥198	¥6	¥23	¥2

NIDEC presumes a decline in value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of March 31, 2013, NIDEC determined that the decline in value for debt and equity securities with unrealized losses shown in the above table is temporary in nature.

For the years ended March 31, 2012 and 2013, held-to-maturity securities of ¥301 million and ¥301 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

10. Other non-current assets:

Other non-current assets as of March 31, 2012 and 2013 consist of the following:

	Yen in millions
	March 31
	2012	2013
Intangible assets *	¥23,325	¥63,220
Deferred tax assets	5,482	7,116
Other	5,379	5,810

	¥34,186	¥76,146

Notes:

*	“Intangible assets” information is described in Note 4 “Goodwill and other intangible assets”

11. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2012 and 2013 consist of the following:

	Yen in millions
	March 31
	2012	2013
Loans, principally from banks with average interest at March 31, 2012 and 2013 of 0.22% and 0.21% per annum, respectively	¥59,608	¥32,798
Commercial papers with average interest at March 31, 2012 of 0.11% per annum	27,000	—

	¥86,608	¥32,798

At March 31, 2013, NIDEC had unused lines of credit amounting to ¥212,634 million with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Long-term debt at March 31, 2012 and 2013 is comprised of the following:

	Yen in millions
	March 31
	2012	2013
Unsecured loans, representing obligations principally to banks and an insurance company Due 2012 to 2026 in 2012 with interest ranging from 0.00% to 6.40% per annum in 2012 Due 2013 to 2026 in 2013 with interest ranging from 0.00% to 6.40% per annum in 2013	¥255	¥73,925
Zero coupon convertible bonds due 2015 Convertible at ¥10,626 for one common share, redeemable before due date (see notes below)	100,347	100,247
Unsecured straight bonds due 2017 Interest at 0.39% per annum in 2013	—	65,000
Unsecured straight bonds due 2019 Interest at 0.60% per annum in 2013	—	15,000
Unsecured straight bonds due 2022 Interest at 0.96% per annum in 2013	—	20,000
Unsecured straight bonds due 2014 Issued by subsidiaries in 2011 which was newly consolidated in 2013 Interest at 0.72% per annum in 2013	—	100
Long-term capital lease obligations Due 2012 to 2026 in 2012, with interest from 0.00% to 9.15% per annum in 2012 Due 2013 to 2019 in 2013, with interest from 0.00% to 8.27% per annum in 2013	1,308	5,627

	101,910	279,899
Less—Bonds current portion due within one year	—	(100,247)
Less—Long-term debt current portion due within one year	(22)	(31,841)
Less—Capital lease obligation current portion due within one year	(652)	(1,540)

	¥101,236	¥146,271

Note:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31
	2012	2013
Principal amount	¥100,000	¥100,000
Unamortized premium	347	247

Total	¥100,347	¥100,247

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The yen denominated Zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 and the number of convertible shares is 9,410,878 as of March 31, 2013. The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

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

The bonds were reclassified from Long-term debts to Current portion of long-term debt, because any holder of the bonds with stock acquisition rights is entitled, at its option, to require the NIDEC to redeem such bonds on September 20, 2013 at 100% of its principal amount.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

Yen in millions
Year ending March 31
2014	¥133,628
2015	26,184
2016	18,899
2017	515
2018	65,540
2019 and thereafter	¥35,133

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. There was no collateral furnished pursuant to the standard agreements with banks as of March 31, 2013 and 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

12. Other current liabilities:

Other current liabilities as of March 31, 2012 and 2013 consist of the following:

	Yen in millions
	March 31
	2012	2013
Payable for property, plant and equipment	¥11,734	¥10,354
Advances received	748	6,437
Other	22,268	15,641

	¥34,750	¥32,432

“Other” primarily consists of income taxes payable.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

	Yen in millions
	March 31
	2012	2013
Change in benefit obligation:
Benefit obligation at beginning of year	¥15,455	¥14,255
Service cost	983	910
Interest cost	213	197
Actuarial loss	337	163
Acquisition and other	691	26
Plan amendment	(625)	—
Curtailments	(221)	—
Settlements	(1,304)	—
Benefits paid	(1,274)	(1,472)

	14,255	14,079

Change in plan assets:
Fair value of plan assets at beginning of year	7,699	7,096
Actual return on plan assets	330	823
Employer contribution	677	622
Settlements	(1,043)	—
Benefits paid	(567)	(714)

Fair value of plan assets at end of year	7,096	7,827

Funded status	¥(7,159)	¥(6,252)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2012	2013
Accrued pension and severance costs	¥7,159	¥6,272
Other non-current assets	—	(20)

Net amounts recognized	¥7,159	¥6,252

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2012	2013
Actuarial loss	¥(2,243)	¥(1,741)
Prior service credit	1,559	1,407

Pension liability adjustments, pre-tax	¥(684)	¥(334)

The accumulated benefit obligations for all defined benefit pension plans were ¥14,002 million and ¥13,873 million for the years ended March 31, 2012 and 2013, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2012	2013
Projected benefit obligations	¥14,255	¥13,924
Accumulated benefit obligations	14,002	13,718
Fair value of plan assets	¥7,096	¥7,653

Weighted-average assumptions used to determine benefit obligations as of March 31, 2012 and 2013 are as follows:

	March 31
	2012	2013
Discount rate	1.6%	1.3%
Rate of compensation increase	2.3%	2.2%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2011, 2012 and 2013 are as follows:

	For the year ended March 31
	2011	2012	2013
Discount rate	1.8%	1.6%	1.6%
Expected return on plan assets	2.3%	2.3%	2.3%
Rate of compensation increase	2.3%	2.2%	2.3%

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Components of net periodic (benefit) cost:
Service cost	¥949	¥983	¥910
Interest cost	253	213	197
Expected return on plan assets	(165)	(134)	(139)
Amortization of net actuarial loss	106	120	123
Amortization of prior service credit	(135)	(171)	(146)
(Gains) losses from curtailments and settlements	(249)	296	—

Net periodic pension cost	¥759	¥1,307	¥945

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2014 are ¥146 million and ¥103 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Foreign plans:

	Yen in millions
	March 31
	2012	2013
Change in benefit obligation:
Benefit obligation at beginning of year	¥5,661	¥6,119
Service cost	441	549
Interest cost	230	625
Actuarial (gain) loss	287	992
Acquisition and other	—	10,171
Foreign currency exchange rate changes	(254)	2,297
Benefits paid	(246)	(787)

	6,119	19,966

Change in plan assets:
Fair value of plan assets at beginning of year	593	563
Actual return on plan assets	37	505
Employer contribution	50	588
Acquisition and other	—	4,994
Foreign currency exchange rate changes	(12)	886
Benefits paid	(105)	(522)

Fair value of plan assets at end of year	563	7,014

Funded status	¥(5,556)	¥(12,952)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2012	2013
Accrued pension and severance costs	¥5,556	¥12,952

Net amounts recognized	¥5,556	¥12,952

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2012	2013
Actuarial loss	¥(195)	¥(952)

Pension liability adjustments, pre-tax	¥(195)	¥(952)

The accumulated benefit obligations for all defined benefit pension plans were ¥5,882 million and ¥19,708 million for the years ended March 31, 2012 and 2013, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2012	2013
Projected benefit obligations	¥6,119	¥19,966
Accumulated benefit obligations	5,882	19,708
Fair value of plan assets	¥563	¥7,014

Weighted-average assumptions used to determine benefit obligations as of March 31, 2012 and 2013 are as follows:

	March 31
	2012	2013
Discount rate	4.9%	4.4%
Rate of compensation increase	3.0%	3.0%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2011, 2012 and 2013 are as follows:

	For the year ended March 31
	2011	2012	2013
Discount rate	4.8%	5.7%	4.7%
Expected return on plan assets	2.0%	4.4%	7.5%
Rate of compensation increase	2.5%	2.9%	3.0%

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Components of net periodic (benefit) cost:
Service cost	¥321	¥441	¥549
Interest cost	206	230	625
Expected return on plan assets	(90)	(48)	(445)
Amortization of net actuarial loss (gain)	5	(2)	6

Net periodic pension cost	¥442	¥621	¥735

Actuarial gain and losses are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial losses for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2014 is ¥26 million.

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

NIDEC’s portfolio for plans consists of three major components: approximately 4% is invested in equity securities, approximately 4% is invested in debt securities, and approximately 92% is invested in other investment vehicles, primarily consisting of investments in pooled funds and life insurance company general accounts.

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

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of NIDEC’s pension plan assets at March 31, 2012 and 2013, by asset category, are as follows:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Fair Value at March 31, 2013	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥302	¥302	¥—	¥—
Foreign companies	302	302	—	—
Debt securities:
Pooled funds *1	593	—	593	—
Other assets:
Cash and cash equivalents	1,103	1,103	—	—
Life insurance company general accounts	3,040	—	3,040	—
Pooled funds *2	7,431	—	7,431	—
Others	2,070	—	—	2,070

Total	¥14,841	¥1,707	¥11,064	¥2,070

*1	These funds invest in approximately 86% Japanese bonds, 14% foreign bonds.
*2	These funds primarily invest in listed equity securities consisting of approximately 12% Japanese companies and 60% foreign companies, and debt security consisting of approximately 9% Japanese bonds and 16% foreign bonds.

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

The table below sets forth a summary of changes in the fair value of plan assets categorized as Level 3 for the years ended March 31, 2013.

Others	Yen in millions
March 31
2013
Balance at beginning of year	¥—
Acquisition*	1,159
Purchases	582
Sales and settlements	—
Actual return on plan assets and other	329

Balance at end of year	¥2,070

*	As a result of the Acquisition of Minster, we acquired the plan assets categorized as Level 3.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Others consist primarily of interests in common/collective trusts. The investments employ a funds of funds strategy in various hedge funds with multiple strategies. These investments are valued using the net asset values as provided by the funds.

NIDEC expects to contribute approximately ¥1,389 million to its defined benefit plans for the year ending March 31, 2014.

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions
	Japanese plans	Foreign plans
2014	¥801	¥908
2015	740	948
2016	786	983
2017	744	1,094
2018	706	1,066
Years 2019-2023	¥4,252	¥6,820

Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥206 million, ¥252 million and ¥182 million for the years ended March 31, 2011, 2012 and 2013, respectively. NIDEC expects to contribute approximately ¥166 million for the year ending March 31, 2014.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥982 million, ¥1,533 million and ¥1,999 million for the years ended March 31, 2011, 2012 and 2013, respectively. NIDEC expects to contribute approximately ¥2,140 million for the year ending March 31, 2014.

14. Other long-term liabilities:

Other long-term liabilities as of March 31, 2012 and 2013 consist of the following:

	Yen in millions
	March 31
	2012	2013
Deferred tax liabilities	¥2,943	¥14,500
Unrecognized tax benefits, accrued interest and penalty*	2,163	2,173
Other	3,373	4,329

	¥8,479	¥21,002

Notes:

*	“Unrecognized tax benefits, accrued interest and penalty” information is described in Note 16 “Income taxes”

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥109,970 million and ¥69,109 million for the years ended March 31, 2012 and 2013, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2013 includes amounts representing final cash dividends of ¥5,387 million, ¥40 per share.

Repurchased treasury stock is not entitled to a dividend under the Company Law. NIDEC resolved to repurchase its own shares at several meetings of its Board of Directors during the years ended March 31, 2012 and 2013. In accordance with the resolution, NIDEC repurchased 1,645,800 shares of treasury stock for the aggregate cost of ¥10,148 million and 5,078,200 shares of treasury stock for the aggregate cost of ¥31,209 million during years ended March 31, 2012 and 2013. NIDEC owned 8,240,496 shares, or ¥42,440 million and 10,155,522 shares, or ¥56,109 million of treasury stock repurchased for the years ended March 31, 2012 and 2013, which were restricted regarding the payment of cash dividend. On October 1, 2012, the Company made the Nidec Sankyo Corporation (“NSNK”) a wholly owned subsidiary by way of share exchange transaction. The Company allocated 3,175,315 shares of its common stock held in treasury, for the share exchange transaction. As a result of this share exchange transaction the Company’s interests in NSNK increased from 77.1% to 100%.

Retained earnings relating to equity in undistributed earnings reflect ¥189 million, ¥190 million and ¥152 million of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2011, 2012 and 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests for the years ended March 31, 2011, 2012 and 2013 are as follows:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax Amount
For the year ended March 31, 2013:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥61,830	¥—	¥61,830
Reclassification adjustments for gains and losses realized in net income	134	—	134
Unrealized gains (losses) from securities:
Unrealized holding gains arising during period	156	(56)	100
Reclassification adjustments for gains and losses realized in net income	88	(37)	51
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains arising during period	93	(30)	63
Reclassification adjustments for gains and losses realized in net income	196	(90)	106
Pension liability adjustment:
Actuarial losses arising during period	(328)	(93)	(421)
Prior service cost arising during period	—	—	—
Reclassification adjustments for actuarial gains and losses realized in net income	130	(45)	85
Reclassification adjustments for prior service credit and cost realized in net income	(152)	55	(97)

Other comprehensive income (loss)	¥62,147	¥(296)	¥61,851

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

16. Income taxes:

The components of income from continuing operations before income tax comprise the following:

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Income (loss) from continuing operations before income taxes:
The Company and domestic subsidiaries	¥22,311	¥46,181	¥(7,473)
Foreign subsidiaries	59,655	24,675	20,900

	¥81,966	¥70,856	¥13,427

The provision for income taxes consists of the following:

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Current income tax expense/(benefit):
The Company and domestic subsidiaries	¥12,162	¥(4,462)	¥9,200
Foreign subsidiaries	8,256	6,694	5,713

Total current	20,418	2,232	14,913

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	(1,990)	16,289	(5,504)
Foreign subsidiaries	(119)	280	(2,841)

Total deferred	(2,109)	16,569	(8,345)

Total provision	¥18,309	¥18,801	¥6,568

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 41.0% in 2011 and 2012 and approximately 38.0% in 2013. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2011	2012	2013
Statutory tax rate	41.0%	41.0%	38.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(22.4)	(16.1)	(43.6)
Tax (benefit) on undistributed earnings	(0.1)	5.1	8.9
Valuation allowance	(1.7)	4.1	33.7
Liabilities for unrecognized tax benefits	5.3	(10.5)	2.3
Accumulated earnings tax of foreign subsidiaries	0.3	0.0	0.0
Changes in Japanese income tax rates	—	1.4	—
Other	(0.1)	1.5	9.6

Effective income tax rate	22.3%	26.5%	48.9%

The effective income tax rate increased 22.4 percentage points from 26.5% for the year ended March 31, 2012 to 48.9% for the year ended March 31, 2013. The increase was mainly due to an increase in valuation allowance relating to deferred tax assets of consolidated subsidiaries with operating losses carryforwards for tax purposes that are not expected to be realized. On the other hand, the tax benefit in foreign subsidiaries had an effect of reducing the effective tax rate.

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

In Thailand, NIDEC received privileges under the promotional certificates issued in March and August 2010. Under these privileges, NIDEC received an exemption from corporate income tax for a period of eight years from the date of commencement of certain revenue-generating activities identified by the promotional certificate.

In the Philippines, NIDEC received certain tax incentives in April 2007, which included an income tax holiday for four years. This income tax holiday will be extended more for two years. In September 2011 NIDEC received another income tax holiday of a new project for four years.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The aggregate amounts and per share effects of tax holidays are as follows:

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Aggregate amounts of tax holidays	¥6,839	¥4,023	¥2,968

Per share—basic	¥49.13	¥29.26	¥22.03

Diluted	¥47.44	¥27.38	¥20.60

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2012	2013
Deferred tax assets:
Inventories	¥3,089	¥3,142
Marketable securities	—	1,102
Property, plant and equipment	4,394	—
Accrued bonus	2,324	2,242
Accrued enterprise tax	317	—
Pension and severance plans	3,677	4,526
Operating loss carryforwards for tax purposes	6,672	13,646
Foreign tax credit	7,880	5,402
Accrued vacation	949	1,135
Accrued expenses	1,838	3,636
Other	1,904	2,613

Gross deferred tax assets	33,044	37,444
Less—Valuation allowance	(9,786)	(14,492)

Net deferred tax assets	23,258	22,952

Deferred tax liabilities:
Refund of enterprise taxes	—	(285)
Basis difference of acquired assets	(3,613)	(4,495)
Property, plant and equipment	—	(1,058)
Undistributed earnings not permanently reinvested	(6,097)	(7,856)
Marketable securities	(125)	—
Intangible assets	(1,068)	(4,601)
Transfer pricing adjustments	(9,362)	—
Other	(1,172)	(1,083)

Gross deferred tax liabilities	(21,437)	(19,378)

Net deferred tax assets	¥1,821	¥3,574

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Operating loss carryforwards for tax purposes on March 31, 2013 amounted to approximately ¥43,511 million and are available as an offset against future taxable income of such subsidiaries.

With the exception of ¥7,253 million with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 9 years. Operating loss carryforwards for tax purposes occur mainly in Japan and will become expired primarily up to 2022.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2011, 2012 and 2013 consist of the following:

	Yen in millions
	March 31
	2011	2012	2013
Valuation allowance at beginning of year	¥(7,606)	¥(6,235)	¥(9,786)
Additions	(1,535)	(3,490)	(7,660)
Deductions	2,906	1,581	2,994
Impact on newly acquired companies	—	(1,642)	(40)

Valuation allowance at end of year	¥(6,235)	¥(9,786)	¥(14,492)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2012	2013
Deferred tax assets:
Other current assets	¥6,448	¥12,787
Other non-current assets	5,482	7,116
Deferred tax liabilities:
Other current liabilities	(7,166)	(1,829)
Other long-term liabilities	(2,943)	(14,500)

Net deferred tax assets	¥1,821	¥3,574

Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥119,781 million as of March 31, 2013. NIDEC estimates an additional deferred tax liability of ¥12,162 million would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Yen in millions
	March 31,
	2011	2012	2013
Balance at April 1	¥4,887	¥9,199	¥1,766
Additions for tax positions of the current year	4,312	1,766	44
Additions for tax positions of prior years	—	—	551
Settlements	—	(9,199)	—

Balance at March 31	¥9,199	¥1,766	¥2,361

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥2,361 million.

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

NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of other, net in the consolidated statements of income. The interest and penalties for the fiscal year ended March 31, 2011, 2012 and 2013, respectively, had no material impact on its consolidated results of operations. The total gross accrued interest and penalty were ¥396 million and ¥192 million at March 31, 2012 and 2013, respectively.

NIDEC remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2006, with various tax jurisdictions including Japan.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

17. Reconciliation of the differences between basic and diluted earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the years ended March 31, 2011, 2012 and 2013.

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2011:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥56,536	139,216	¥406.10
Loss on discontinued operations attributable to Nidec Corporation	(4,203)	139,216	(30.19)
Net income attributable to Nidec Corporation	52,333	139,216	375.91

Effect of dilutive securities:
Zero coupon convertible bonds	(29)	4,950
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	56,507	144,166	391.96
Loss on discontinued operations attributable to Nidec Corporation	(4,203)	144,166	(29.16)
Net income attributable to Nidec Corporation	¥52,304	144,166	¥362.80

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2012:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥46,242	137,490	¥336.33
Loss on discontinued operations attributable to Nidec Corporation	(5,511)	137,490	(40.08)
Net income attributable to Nidec Corporation	40,731	137,490	296.25

Effect of dilutive securities:
Zero coupon convertible bonds	(55)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	46,187	146,901	314.41
Loss on discontinued operations attributable to Nidec Corporation	(5,511)	146,901	(37.52)
Net income attributable to Nidec Corporation	¥40,676	146,901	¥276.89

For the year ended March 31, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,998	134,714	¥59.37

Effect of dilutive securities:
Zero coupon convertible bonds	(61)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,937	144,125	¥55.07

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

18. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate, and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreement and commodities agreements. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodities agreements designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2012	March 31, 2013
Foreign exchange forward contracts	¥7,609	¥7,403
Interest rate swap agreements	—	32,205
Commodity futures	3,102	3,739

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2012	March 31, 2013
Foreign exchange forward contracts	¥—	¥149
Currency option contracts	—	231

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	March 31, 2013
Foreign exchange forward contracts	Other current assets	¥165	¥659
Commodity futures	Other current assets	22	—

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	March 31, 2013
Foreign exchange forward contracts	Other current liabilities	¥—	¥22
Interest rate swap agreements	Other current liabilities	—	20
Commodity futures	Other current liabilities	44	181

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	March 31, 2013
Foreign exchange forward contracts	Other current assets	¥—	¥16
Currency option contracts	Other current assets	—	10

The Effect of Derivative Instruments on the Consolidated Statements of Income for the year ended March 31

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Foreign exchange forward contracts	¥152	¥(68)	¥277
Interest rate swap agreements	—	—	(6)
Commodity futures	67	(78)	(102)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the year ended March 31
		2011	2012	2013
Foreign exchange forward contracts	Cost of sales	¥55	¥17	¥81
Interest rate swap agreements	Interest expense	—	—	(4)
Commodity futures	Cost of sales	64	(196)	(183)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the year ended March 31, 2013.

A net gain of ¥178 million in accumulated other comprehensive income at March 31, 2013 is expected to be reclassified into earnings within the next 12 months.

As of March 31, 2013, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 33 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the year ended March 31
		2011	2012	2013
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥2	¥—	¥22
Currency option contracts	Foreign exchange gain (loss), net	—	—	40
Interest rate currency swap agreements	Other, net	(1)	2	—

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

	Yen in millions
	Fair Value at March 31, 2012	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,051	¥14,051	—	—
Derivatives	187	22	165	—

Total assets:	¥14,238	¥14,073	¥165	—

Liabilities:
Derivatives	¥44	¥44	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Fair Value at March 31, 2013	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,060	¥13,649	411	—
Derivatives	685	—	685	—

Total assets:	¥14,745	¥13,649	¥1,096	—

Liabilities:
Derivatives	¥223	¥181	42	—

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 securities are valued using non-active market prices for identical assets.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions		Yen in millions
	March 31, 2012		March 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated Fair value
Asset (Liability)
Cash and cash equivalents	¥130,290	¥130,290	¥193,420	¥193,420
Short-term investments	7,810	7,810	1,552	1,552
Short-term loan receivable	119	119	132	132
Long-term loan receivable	85	86	89	91
Short-term borrowings	(59,608)	(59,608)	(32,798)	(32,798)
Commercial papers	(27,000)	(27,000)	—	—
Long-term debt including the current portion and excluding capital lease obligation and bonds	(255)	(227)	(73,925)	(73,907)
Bonds including the current portion	¥(100,347)	¥(102,991)	¥(200,347)	¥(200,850)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable, short-term borrowings and commercial papers: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable, short-term borrowings and commercial papers are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price that are not active other than quoted prices.

20. Related party transactions:

As of March 31, 2013, the Chief Executive Officer (“CEO”) of the Company, a business entity indirectly owned by the CEO, and the CEO’s immediate family member held 9.0%, 4.1% and 1.9% of the outstanding shares of the Company, respectively.

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

In October 2012, the Company entered into a share exchange transaction with NSNK to make NSNK a wholly owned subsidiary of the Company. The Company allocated 3,175,315 shares of the Company’s common stock held in treasury into shareholders of NSNK except for the Company. The CEO was allocated 153,136 shares of the Company’s common stock held in treasury in exchange for shares of NSNK which the CEO had owned. This related party transaction with the CEO was at arm’s-length. This related party transaction did not have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

21. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2012	2013
Machinery and equipment	¥3,091	¥6,950
Other leased assets	112	65
Less—Accumulated amortization	(2,152)	(1,345)

	¥1,051	¥5,670

Amortization expenses under capital leases for the years ended March 31, 2011, 2012 and 2013 were ¥1,039 million, ¥835 million and ¥524 million, respectively.

The future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2013 are as follows:

Yen in millions
Year ending March 31:
2014	¥1,775
2015	1,664
2016	1,666
2017	539
2018	539
2019 and thereafter	21

Total minimum lease payments	6,204
Less—Amount representing interest	(577)

Present value of net minimum lease payments	5,627
Less—Current obligations	(1,540)

Long-term capital lease obligations	¥4,087

Nidec Corporation entered into a sale-leaseback transaction for certain machinery and equipment with third-party financial institutions in the amount of approximately ¥4,107 million of cash proceeds. As the present value of the minimum lease payments was more than 90% of the fair market value of the asset on the leaseback transaction, Nidec Corporation is accounting for the transaction as a capital lease.

Rental expenses under operating leases for the years ended March 31, 2011, 2012 and 2013 were ¥1,472 million, ¥1,526 million and ¥2,719 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2013 are as follows:

Yen in millions
Year ending March 31:
2014	¥2,237
2015	1,581
2016	1,336
2017	1,074
2018	927
2019 and thereafter	2,543

Total minimum future rentals	¥9,698

NIDEC is a lessor in direct financing leases and operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. The direct financing leases did not have a material impact on our consolidated financial position or results of operations.

Rental revenues under operating leases for the years ended March 31, 2011, 2012 and 2013 were ¥376 million, ¥373 million and ¥412 million, respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms as of March 31, 2013 are as follows:

Yen in millions
Year ending March 31:
2014	¥161
2015	22
2016	22
2017	22
2018	22
2019 and thereafter	22

Total minimum future rentals	¥271

22. Flooding in Thailand:

The flooding in Thailand that occurred in October 2011 caused water damage to buildings, machinery, and other property, plant and equipment as well as inventories at some of NIDEC’s subsidiaries. For the year ended March 31, 2012, NIDEC has recognized a loss of ¥17,269 million, which comprises ¥13,730 million for property, plant and equipment and ¥3,539 million for inventory associated with water damage. For the year ended March 31, 2013, NIDEC has not recognized a loss.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries up to fair value or replacement cost that was approved by insurance company at some of NIDEC’s subsidiaries. As a result, NIDEC has recorded a net gain of ¥5,932 million and ¥4,027 million in operating gain for the year ended March 31, 2012 and 2013, respectively.

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2013 for the purchase of property, plant and equipment and other assets approximated ¥9,000 million.

Contingencies -

NIDEC has guaranteed approximately ¥73 million of bank loans for employees in connection with their housing costs at March 31, 2013. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥73 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥5,822 million as of March 31, 2013, primarily for guarantees of our performance on projects currently in execution or under warranty. Those consist mainly of Nidec ASI’s contingent liabilities through acquisition of Nidec ASI. No material claims have been made against guarantees, and based on our current experience and current expectations, we do not anticipate any material claims.

Concentration of risk -

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s two largest customers represented approximately 25%, 22% and 20% of consolidated net sales for the years ended March 31, 2011, 2012 and 2013, respectively. Sales to NIDEC’s largest customer were approximately 13%, 12% and 11% of consolidated net sales for the years ended March 31, 2011, 2012 and 2013, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2012, the two largest customers with outstanding accounts receivable balances totaled ¥39,159 million, or 23% of the gross accounts receivable, compared to ¥19,534 million, or 13% of the gross accounts receivable, at March 31, 2013. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Product warranty –

NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2012 and 2013 are summarized as follows:

	Yen in millions
	March 31
	2012	2013
Balance at beginning of year	¥959	¥971
Addition	643	1,626
Utilization	(620)	(664)
Foreign exchange impact	(11)	268

Balance at end of year	¥971	¥2,201

24. Discontinued Operations

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Operating results of discontinued operations for the year ended March 31, 2011 and 2012 were as follows:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

25. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2011, 2012 and 2013:

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥196,265	¥176,932	¥165,427
Other small precision motors *1 *3	152,121	154,505	154,297

Sub-total	348,386	331,437	319,724
Automotive, appliance, commercial and industrial products *2	163,411	208,529	248,464
Machinery	77,329	64,904	63,526
Electronic and optical components *3	78,368	69,377	69,188
Others *2	8,494	8,073	8,368

Consolidated total	¥675,988	¥682,320	¥709,270

Notes:

*1:	Starting in the year ended March 31, 2013, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors.” To enable comparisons between periods, previously reported amounts have been reclassified.
*2:	Starting in the year ended March 31, 2013, the “general motors” product category is renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “other” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.
*3:	Starting in the year ended March 31, 2013, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The “Hard disk drives spindle motors” group of products consists of hard disk drives spindle motors for 3.5-inch, 2.5-inch, and 1.8-inch hard disk drives.

The “Other small precision motors” group of products consists of brushless motors for many types of products, including optical disk drive motors, OA equipment motors, brushless fans, which are used in many types of products, including computers and game machines for the purpose of lowering the temperature of central processing units in these products, automotive fans, vibration motors for mobile phones, brush DC motors for many types of products, stepping motors, and motor application products.

The “Automotive, appliance, commercial and industrial products” group of products consists of home appliances, commercial and industrial motors and related products, automotive motors, and automotive components.

The “Machinery” group of products consists of test systems, measuring equipment, power transmission equipment, factory automation systems, card readers, industrial robots and press machines.

The “Electronic and optical components” group of products consists of camera shutters, camera lens units, switches, trimmer potentiometers, processing and precision plastic mold products.

“Others” consists of other services and other components.

Geographic information –

Revenues from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer for the years ended March 31, 2011, 2012 and 2013, and long-lived assets for the years ended March 31, 2012 and 2013 are as follows:

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Net sales:
Japan	¥295,376	¥260,470	¥213,169
U.S.A.	46,579	71,317	99,260
Singapore	28,015	40,595	55,712
Thailand	99,932	75,908	81,678
The Philippines	10,657	19,683	18,543
China	139,264	148,553	150,631
Other	56,165	65,794	90,277

Consolidated total	¥675,988	¥682,320	¥709,270

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2012	2013
Long-lived assets:
Japan	¥84,299	¥86,612
U.S.A.	15,650	21,047
Singapore	1,412	1,899
Thailand	33,476	42,418
The Philippines	11,691	11,838
China	47,260	56,756
Other	37,043	57,407

Consolidated total	¥230,831	¥277,977

(2) Operating segment information:

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

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

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

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

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Avtron and Kinetek, which were newly consolidated for the year ended March 31, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

In accordance with ASC 205-20, “Presentation of Financial Statements—Discontinued Operations,” amounts in the segment information do not reflect discontinued operations, and previous periods’ segment information has been reclassified.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following tables show net sales to external customers and other financial information by operating segment for the years ended March 31, 2011, 2012 and 2013:

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Net sales to external customers:
Nidec Corporation	¥72,334	¥46,901	¥23,748
Nidec Electronics (Thailand)	86,086	64,226	63,349
Nidec (Zhejiang)	24,500	26,430	21,109
Nidec (Dalian)	4,218	4,269	3,648
Nidec Singapore	19,082	34,220	50,039
Nidec (H.K.)	55,724	50,748	52,028
Nidec Philippines	7,337	15,326	14,707
Nidec Sankyo	86,027	78,589	73,201
Nidec Copal	58,396	51,124	49,627
Nidec Tosok	29,745	33,358	31,090
Nidec Copal Electronics	30,553	29,098	26,845
Nidec Techno Motor	42,935	40,058	39,940
Nidec Motor	50,886	83,999	119,093
Nidec Motors & Actuators	38,371	44,748	44,707
All Others	69,402	78,268	96,236

Total	675,596	681,362	709,367
Adjustments *1	392	958	(97)

Consolidated total	¥675,988	¥682,320	¥709,270

*1	US GAAP adjustments primarily relate to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC had sales to two customers of ¥165,797 million and ¥151,253 million for the year ended March 31, 2011 and 2012, and sales to one customer of ¥74,897 million for the year ended March 31, 2013 within the Nidec Corporation, Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K.) and “All Others” segments, that exceeded 10% of NIDEC’s net sales.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Net sales to other operating segments:
Nidec Corporation	¥74,406	¥100,064	¥108,282
Nidec Electronics (Thailand)	45,219	36,649	35,492
Nidec (Zhejiang)	6,618	3,617	2,977
Nidec (Dalian)	20,852	15,471	11,117
Nidec Singapore	451	448	709
Nidec (H.K.)	1,587	1,162	1,734
Nidec Philippines	28,504	24,390	25,682
Nidec Sankyo	556	396	300
Nidec Copal	2,632	2,318	2,093
Nidec Tosok	201	150	190
Nidec Copal Electronics	27	20	20
Nidec Techno Motor	889	952	3,143
Nidec Motor	—	30	154
Nidec Motors & Actuators	6,702	11,607	15,170
All Others	55,039	52,900	55,665

Total	243,683	250,174	262,728
Intersegment elimination	(243,683)	(250,174)	(262,728)

Consolidated total	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Operating income or loss:
Nidec Corporation	¥6,799	¥7,497	¥(4,856)
Nidec Electronics (Thailand)	21,473	15,027	10,525
Nidec (Zhejiang)	2,351	774	(2,689)
Nidec (Dalian)	2,658	431	(409)
Nidec Singapore	245	781	1,115
Nidec (H.K.)	564	359	146
Nidec Philippines	5,403	7,799	4,883
Nidec Sankyo	13,226	7,414	4,210
Nidec Copal	9,557	6,384	(3,192)
Nidec Tosok	4,009	3,140	1,715
Nidec Copal Electronics	4,969	4,194	3,277
Nidec Techno Motor	4,018	4,591	4,168
Nidec Motor	240	2,111	723
Nidec Motors & Actuators	1,274	3,126	3,447
All Others	16,184	11,201	10,541

Total	92,970	74,829	33,604

Consolidation adjustments mainly related to elimination of intersegment profits	1,455	2,789	2,167
Reclassification *1	(1,090)	(3,072)	(17,606)
U.S. GAAP adjustments and Others *2	(466)	(1,476)	(538)

	¥92,869	¥73,070	¥17,627

*1	Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.
*2	Others is mainly from the amortization of capitalized assets related to business combinations.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2011	2012	2013
Depreciation:
Nidec Corporation	¥1,072	¥995	¥917
Nidec Electronics (Thailand)	6,569	5,085	5,572
Nidec (Zhejiang)	1,430	1,231	1,196
Nidec (Dalian)	780	802	914
Nidec Singapore	79	70	133
Nidec (H.K.)	7	6	7
Nidec Philippines	2,734	2,598	2,750
Nidec Sankyo	3,830	3,715	3,773
Nidec Copal	3,990	3,115	3,806
Nidec Tosok	2,119	2,660	2,930
Nidec Copal Electronics	1,254	1,150	1,318
Nidec Techno Motor	1,676	1,491	1,890
Nidec Motor	2,914	3,892	6,481
Nidec Motors & Actuators	1,383	1,423	1,470
All Others	4,150	4,297	5,265

Total	33,987	32,530	38,422
U.S. GAAP adjustments *1 and Others *2	(1,006)	(1,019)	(3,487)

Consolidated total	¥32,981	¥31,511	¥34,935

*1	Some leased properties are not capitalized in the operating segments but are capitalized under U.S. GAAP.
*2	The amount of each segment includes amortization of intangible assets. Others mainly represent adjustments to exclude the amortization of intangible assets in order to reconcile amounts to consolidated total of depreciation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2012	2013
Segment assets:
Nidec Corporation	¥488,939	¥565,451
Nidec Electronics (Thailand)	107,523	91,784
Nidec (Zhejiang)	15,267	13,897
Nidec (Dalian)	19,119	24,159
Nidec Singapore	23,886	21,590
Nidec (H.K.)	17,345	15,678
Nidec Philippines	31,530	37,084
Nidec Sankyo	99,089	107,393
Nidec Copal	70,809	62,376
Nidec Tosok	38,035	43,566
Nidec Copal Electronics	35,517	38,684
Nidec Techno Motor	33,846	42,508
Nidec Motor	72,846	178,429
Nidec Motors & Actuators	43,053	46,601
All Others	127,875	158,270

Total	1,224,679	1,447,470
Elimination of intersegment assets, net of taxes	(510,192)	(579,649)
Intangible assets and other fair value adjustments	11,809	11,819
Goodwill	80,525	132,893
U.S.GAAP adjustments and Others *1	(6,420)	(7,681)

Consolidated total	¥800,401	¥1,004,852

*1	Others is mainly due to the reclassification of deferred tax assets and liabilities on consolidation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2012	2013
Expenditure for segment assets:
Nidec Corporation	¥659	¥1,991
Nidec Electronics (Thailand)	4,600	14,588
Nidec (Zhejiang)	662	710
Nidec (Dalian)	1,597	2,372
Nidec Singapore	87	417
Nidec (H.K.)	5	5
Nidec Philippines	2,370	1,876
Nidec Sankyo	5,278	4,777
Nidec Copal	8,363	9,539
Nidec Tosok	4,813	5,814
Nidec Copal Electronics	1,348	984
Nidec Techno Motor	2,719	5,144
Nidec Motor	1,993	3,594
Nidec Motors & Actuators	2,190	1,845
All Others	4,762	7,712

Consolidated total	¥41,446	¥61,368

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

26. Subsequent events:

Dividends for the fiscal year ended March 31, 2013

Subsequent to March 31, 2013, the Company’s Board of Directors declared a cash dividend of ¥5,387 million payable on June 5, 2013 to stockholders as of March 31, 2013.

A Share Exchange Agreement to Make Nidec Seimitsu Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 23, 2013, NIDEC decided, at a meeting of the board of directors, to enter into a share exchange transaction (the “Share Exchange”) with Nidec Seimitsu Corporation (“NSTJ”) to make NSTJ a wholly owned subsidiary, and entered into a share exchange agreement with NSTJ on the same day.

1)	Reason for the share exchange

The Company and NSTJ have determined that, in order for NSTJ to further grow its business and improve its profitability, it is imperative that management decisions be made promptly and flexibly, resources be fully shared with the Company, investments by both the Company and NSTJ produce better results, and an operational structure be established where NSTJ is fully integrated with the Company to achieve better performance.

2)	Share exchange procedure and effective date

The Share Exchange will become effective on September 1, 2013, per approval of NSTJ’s shareholders at the ordinary general meeting held on June 15, 2013. The Company uses a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

3)	Ratio applied to the allocation of shares

For each share of NSTJ common stock, 0.017 shares of the Company’s common stock will be allocated.

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of the Company and NSTJ.

4)	Number of shares of the Company allocated in the share exchange

The Company expects to allocate 2,075 shares of its common stock in the Share Exchange. The Company intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A Share Exchange Agreement to Make Nidec Copal Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 23, 2013, NIDEC decided, at a meeting of the board of directors, to enter into a share exchange transaction (the “Share Exchange”) with Nidec Copal Corporation (“NCPL”) to make NCPL a wholly owned subsidiary, and entered into a share exchange agreement with NCPL on the same day.

1)	Reason for the share exchange

The Company and NCPL have determined that, in order for NCPL to further grow its business and improve its profitability, it is imperative that management decisions be made promptly and flexibly, resources be fully shared with the Company, investments by both the Company and NCPL produce better results, and an operational structure be established where NCPL is fully integrated with the Company to achieve better performance.

2)	Share exchange procedure and effective date

The Share Exchange will become effective on October 1, 2013, per approval of NCPL’s shareholders at the ordinary general meeting held on June 19, 2013. The Company uses a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

3)	Ratio applied to the allocation of shares

For each share of NCPL common stock, 0.122 shares of the Company’s common stock will be allocated.

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of the Company and NCPL.

4)	Number of shares of the Company allocated in the share exchange

The Company expects to allocate 2,575,845 shares of its common stock in the Share Exchange. The Company intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A Share Exchange Agreement to Make Nidec Tosok Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 23, 2013, NIDEC decided, at a meeting of the board of directors, to enter into a share exchange transaction (the “Share Exchange”) with Nidec Tosok Corporation (“NTSC”) to make NTSC a wholly owned subsidiary, and entered into a share exchange agreement with NTSC on the same day.

1)	Reason for the share exchange

The Company and NTSC have determined that, in order for NTSC to further grow its business and improve its profitability, it is imperative that management decisions be made promptly and flexibly, resources be fully shared with the Company, investments by both the Company and NTSC produce better results, and an operational structure be established where NTSC is fully integrated with the Company to achieve better performance.

2)	Share exchange procedure and effective date

The Share Exchange will become effective on October 1, 2013, per approval of NTSC’s shareholders at the ordinary general meeting held on June 20, 2013. The Company uses a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

3)	Ratio applied to the allocation of shares

For each share of NTSC common stock, 0.124 shares of the Company’s common stock will be allocated.

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of the Company and NTSC.

4)	Number of shares of the Company allocated in the share exchange

The Company expects to allocate 1,312,016 shares of its common stock in the Share Exchange. The Company intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

27. Quarterly Financial Data for the year ended March 31, 2013: (Unaudited)

	Yen in millions
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	¥179,021	¥174,519	¥169,670	¥186,060	¥709,270
Income before income taxes	18,334	18,243	1,259	(24,409)	13,427
Net income (loss) attributable to Nidec Corporation	¥13,282	¥12,917	¥894	¥(19,095)	¥7,998

Net income (loss) attributable to Nidec Corporation per share:
Basic *1 *2	97.99	97.28	6.60	(141.45)	59.37
Diluted *1	91.53	90.74	6.06	(141.45)	55.07

Notes:

*1:	Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.
*2:	All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Nidec Corporation.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIDEC CORPORATION

By:	/s/ Shigenobu Nagamori
Name:	Shigenobu Nagamori
Title:	President, Chief Executive Officer and Representative Director

Date: July 19, 2013

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (last updated on June 25, 2013)

1.2	Share Trading Regulations of Nidec Corporation (English translation) (last updated on July 16, 2013)

1.3

Regulations of the Board of Directors of Nidec Corporation (English translation)

(last updated on June 24, 2008)

(Incorporated by reference to Nidec’s annual report on Form 20-F/A for the year ended March 31, 2008 filed on December 24, 2008)

1.4	Regulations of the Audit and Supervisory Board of Nidec Corporation (English translation) (last updated on July 5, 2008)

2.1

Form of Deposit Agreement, amended and restated as of February 21, 2012 between Nidec Corporation, JPMorgan Chase Bank, N.A. as Depositary and holders of American Depositary Receipts

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

2.2	Form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

4.1

Share Exchange Agreement, dated April 24, 2012 between Nidec Corporation and Nidec Sankyo Corporation

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2012 filed on June 28, 2012)

4.2	Share Exchange Agreement, dated April 23, 2013 between Nidec Corporation and Nidec Copal Corporation

4.3	Share Exchange Agreement, dated April 23, 2013 between Nidec Corporation and Nidec Tosok Corporation

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2011 filed on June 23, 2011)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.