Form 20-F
period 2014-03-31
NIDEC CORP
filed 2014-06-26
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

Masahiro Nagayasu, +81-75-935-6140, ir@nidec.com, address is same as above
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

As of March 31, 2014, 290,150,160 shares of common stock were outstanding, including 2,325,696 shares represented by 9,302,784 American Depositary Shares and 14,343,952 shares held in treasury.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

*	Not for trading, but only in connection with the listing of the American Depositary Shares, or ADSs.

**	Retroactively adjusted to reflect the effect of the two-for-one stock split of our common stock, effective April 1, 2014, with the ratio of shares of our common stock per ADS remaining unchanged at one-fourth of one share of our common stock per ADS.

As used in this annual report, unless otherwise specified, references to “Nidec” are to Nidec Corporation, and references to “we,” “our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan, “euro,” EUR” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “forint” or “HUF” means the lawful currency of Hungary, “peso” or “MXN” means the lawful currency of the United Mexican States, “rupiah” or “IDR” means the lawful currency of the Republic of Indonesia, “yuan” means the lawful currency of People’s Republic of China traded inside the mainland China, and “Chinese Hongkong” or “CNH” means the yuan traded outside of the mainland China.

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital and financial markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in “Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report and include, but are not limited to:

•

general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies,

•

our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the hard disk spindle motor technology, which are offered in highly competitive markets characterized by continual new product introductions, rapid technological development and shifts in use, as well as automotive, appliance, commercial and industrial products,

•	abrupt changes in our customers’ market position, particularly as a result of mergers and acquisitions,

•	the effectiveness of our measures designed to reduce costs and improve profitability,

•	our ability to acquire and successfully integrate companies with complementary technologies, product lines, and marketing and sales networks,

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table includes selected historical financial data for the fiscal years ended March 31, 2010 through 2014 derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included elsewhere in this annual report.

Selected Financial Data

	Year ended March 31,
	2010(1)	2011(1)	2012(1)	2013	2014
	(Yen in millions, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥571,552	¥675,988	¥682,320	¥709,270	¥875,109
Cost of products sold	421,190	500,034	523,729	572,634	674,699
Selling, general and administrative expenses	46,809	55,348	55,471	84,760	77,534
Operating income	79,282	92,869	73,070	17,598	85,068
Income from continuing operations before income taxes	75,971	81,966	70,856	13,398	84,664
Net income attributable to Nidec Corporation	51,961	52,333	40,731	7,986	56,404
Balance sheet data (period end):
Total assets	¥692,791	¥748,205	¥800,401	¥1,005,417	¥1,165,918
Short-term borrowings	115,467	52,018	86,608	32,798	22,600
Current portion of long-term debt	1,497	1,124	674	133,628	29,245
Long-term debt	1,745	101,819	101,236	146,271	299,411
Total Nidec Corporation shareholders’ equity	340,309	355,250	370,182	415,653	518,101
Common stock	66,551	66,551	66,551	66,551	66,551
Number of shares outstanding(2)	290,150,160	290,150,160	290,150,160	290,150,160	290,150,160
Per share data:(2)
Income from continuing operations per share—basic	¥192.45	¥203.05	¥168.16	¥29.64	¥207.31
Loss on discontinued operations per share—basic	(5.94)	(15.10)	(20.04)	—	—
Net income attributable to Nidec Corporation per share—basic	186.52	187.96	148.12	29.64	207.31
Income from continuing operations per share—diluted	192.45	195.98	157.20	27.49	193.96
Loss on discontinued operations per share—diluted	(5.94)	(14.58)	(18.76)	—	—
Net income attributable to Nidec Corporation per share—diluted	186.52	181.40	138.45	27.49	193.96
Cash dividends declared per share	¥32.50	¥42.50	¥45.00	¥42.50	¥50.00
Cash dividends declared per share(3)	$0.35	$0.51	$0.55	$0.45	$0.49

Notes:

(1)	As of March 31, 2011, we discontinued our specialty lens unit, or SLU, business which had previously been included in the “electronic and optical components” category. As of March 31, 2012, we discontinued our lens actuator, or LAC, business, which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism, or PGN, business, and our compact digital camera lens unit, CLU, business, both of which had previously been included in the “electronic and optical components” product category. The operating results of the SME, SLU, LAC, PGN and CLU businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in our audited consolidated statements of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”). All prior period, SME, SLU, LAC, PGN and CLU amounts in the above table, except for the balance sheet data, have also been so reclassified as to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2010 through 2014.
(2)	We implemented a two-for-one stock split of our common stock effective April 1, 2014. The number of shares outstanding and per share amounts have been adjusted to reflect the effect of the stock split.
(3)	U.S. dollar amounts for dividends are translated from the respective Japanese yen amounts for convenience at the exchange rate as of the end of each period.

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. Fluctuations in foreign currency exchange rates also affect our results of operations and shareholders’ equity. See “Item 5.A. Operating Results—Introduction—Effects of Foreign Currency Fluctuations.”

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

	High	Low	Average(1)	Period-end
Year ended March 31,
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.00	82.76
2012	85.26	75.72	78.82	82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
Calendar period
December 2013	105.25	101.82	103.46	105.25
January 2014	104.87	102.20	103.76	102.28
February 2014	102.71	101.11	102.13	102.08
March 2014	103.38	101.36	102.34	102.98
April 2014	103.94	101.43	102.46	102.14
May 2014	102.34	101.26	101.77	101.77

Note:

(1)	The average exchange rate for each yearly period represents the average of the exchange rates on the last day of each month during the period, and the average exchange rate for each monthly period represents the average of the daily exchange rates during the period.

As of June 6, 2014, the noon buying rate was ¥102.50 per $1.00.

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

Net sales of spindle motors for HDDs in computers, and digital home appliances, such as DVD recorders, were 25.9%, 23.3% and 21.2% of our total net sales in the fiscal years ended March 31, 2012, 2013, and 2014, respectively. Reduced demand for, or lower prices of, HDDs could result in a decrease in our net sales, adversely affecting our results of operations.

Demand for HDDs declined in recent periods and may further decline as a result of a shift in the information storage and communication industry to alternative storage technologies, such as solid-state drives, or SSDs. Demand for HDDs may further decline if the trend continues or accelerates where small portable PCs using HDDs are replaced by smart phones, tablet devices and other products, using SSDs, with functions overlapping with those of PCs. If the price per memory capacity for SSDs or other alternative technologies is reduced in the future to a level competitive with that for HDDs, demand for HDDs could decline, which in turn could result in reduced sales of our spindle motors.

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

A substantial portion of our net sales depends on sales of information storage and communication equipment and peripherals that incorporate our products, including small precision motors. Although we have been diversifying our products and entering into new markets, such as motors for use in home appliances and automobiles, we expect to continue to derive a significant portion of our revenues from the sale of products for use in information storage and communication equipment and peripherals. For example, our net sales were negatively affected in the fiscal year ended March 31, 2014 as the markets for HDDs and optical disk drives experienced a significant slowdown due to increased pricing pressure with respect to, and decreasing demand for, traditional disk drive products. The markets for information storage and communication equipment and peripherals may be further affected by:

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

Our customer base for motors for HDDs is limited, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

We are dependent on a limited number of large customers for a substantial portion of our net sales of motors for HDDs. Sales to our largest customer, Western Digital Corporation, including sales to Hitachi Global Storage Technologies, which Western Digital acquired in March 2012, represented 12.2%, 10.6% and 9.4% of our total net sales for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. Sales to our second largest customer, Seagate Technology LLC, including sales to the hard disk drive, or HDD, business of Samsung Electronics Co., Ltd., which Seagate Technology acquired in December 2011, represented 9.9%, 9.5% and 8.0% of total net sales for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. Our sales to the two largest customers relate to motors used in HDDs for the computer market, which has experienced a significant slowdown due to increased pricing pressure with respect to, and decreasing demand, for traditional disk drive products in recent periods. In the fiscal year ended March 31, 2014, approximately 44.3% and 37.6% of net sales of motors used in HDDs came from Western Digital and Seagate Technology, respectively. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders with us, we may not be able to replace those orders with orders from new customers. As a result, our business, operating results and financial condition could be adversely impacted in the event of:

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

We expect downward pricing pressure to continue in all markets where we provide our products. The hard disk drive industry, where competition is particularly harsh, is characterized by rapidly declining selling prices over the life of a product even for those products which are competitive and timely to market. For example, if we did not have the benefit of the Japanese yen depreciation, sales of our spindle motors for HDDs would have decreased for the fiscal year ended March 31, 2014 compared to that of the previous fiscal year due to lower average unit price and shipment volume. In general, the selling price of a spindle motor decreases over time as the supply of such products increases and as the existing technology becomes obsolete. Intense price competition among customers may pressure us to lower the prices of our products while the price of raw materials used in our products may increase due to rising demand for such raw materials in emerging economies, which may make it difficult for us to maintain the current level of profitability. Also, the general purchaser preference particularly in the computer market is steadily shifting from higher-priced end-products to lower-priced end-products. If this trend further accelerates, or if the trend continues significantly longer than our expectation, there may be additional downward pricing pressure on our products, and our results of operations may be adversely affected. If we are not able to achieve cost reductions, or develop new products with lower production costs, our business, financial condition and results of operations could be adversely impacted.

If raw materials or components for our products are not available in quantities or at prices that we expect, our production could be significantly harmed.

We rely on third party suppliers for some of the raw materials, such as aluminum and rare earth materials, and some of the components, such as connectors, electric circuits, magnets and other unit assemblies, used in our manufacturing processes. Our production capacity will be limited if one or more of these materials or components become unavailable or available in reduced quantities due to increased prices for such materials. Financial or operational disruptions or slowdowns suffered by our principal suppliers or shippers may negatively affect the availability of raw materials or components. Governmental action that adds conditions to the use of raw materials or components or imposes additional disclosure or other regulatory compliance requirements relating to such materials or components may also affect their availability. For example, regulatory developments imposing due diligence and disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries may limit the pool of suppliers that can provide us with materials and components that do not contain any such materials or may result in reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of the minerals used in our products. In addition, the availability of components may be adversely affected by a supplier’s decision to cease to manufacture or allocate adequate resources to develop products that we require.

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

In the markets where we supply our main products, including small precision motors, we are under intensive price competitive pressure to reduce our prices as our competitors attempt to expand their market shares. In the markets in which we are attempting to expand our market share, including the automotive, appliance, commercial and industrial product markets, we compete with competitors that may have larger financial, research and development, manufacturing, sales, marketing and service capabilities and sources of support than we do, and that may also have established market recognition and long-standing customer relationships. In emerging markets, including those for electric and hybrid vehicle control systems, we also face severe competition with other new market entrants as they seek to expand their market share.

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

If any defect is discovered in our products, or if any of the end-products in which our products are incorporated malfunctions, our reputation and results of operations may suffer by lost sales or costs associated with recalls, legal proceedings or management distraction.

We manufacture complex, state-of-the-art motors and other electronic products and, as a result, are exposed to potential warranty and product liability claims arising from alleged or actual defects in our products in the normal course of business. In particular, widespread malfunction of any end-product in which our products are incorporated may lead to consumer dissatisfaction, recalls and, potentially, lawsuits. In the automotive, home appliance, social infrastructure, commercial and industry motor and other parts markets, where we seek to expand our business, strict safety standards are imposed by applicable regulations and demanded by the public as malfunctioning vehicles, equipment or machinery could result in serious property damage, personal injuries and even death. If such malfunction is caused by or attributed or alleged to be attributed to defects in our products, our brand image could be damaged, we might be subject to adverse regulatory action or drawn into disputes with our customers, or our results of operations might be adversely affected by lost sales or costs associated with recalls. In addition, significant financial and human resources might be incurred, and management’s attention might be diverted, if we are required to defend ourselves against legal claims.

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

We experienced rapid and significant declines in demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, in the fiscal year ended March 31, 2012 due to declining spending and decreasing demand for traditional disk drive products. As a result, sales of these products decreased, and the utilization rate of some of our manufacturing facilities declined to below previous levels. In response, we implemented several measures to streamline our business structure designed to improve our profitability, and incurred restructuring charges during the fiscal year ended March 31, 2013.

We may implement similar or additional business structure streamlining measures in the future and may incur significant costs and expenses in connection with such measures, which costs and expenses may exceed the targeted benefits. For example, declines in demand for our products or cancellations of orders for our products in large volumes may result in inventory valuation losses. If our manufacturing capabilities remain under-utilized and fail to generate sufficient cash flows, impairment losses on relevant assets may also need to be recognized. In addition, if we are unable to improve our profitability as expected and, as a result, the fair value of any of our reporting units declines below the fair value of related assets net of liabilities, we may be required to record impairment losses relating to goodwill in future periods. Restructuring charges in connection with business structure streamlining measures are recorded primarily in cost of sales, selling, general and administrative expenses, and other operating expense, and thus adversely affect our operating income and net income, in addition to our financial condition.

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

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the various factors, including:

•

fluctuations in product demand as a result of the cyclical and seasonal nature of the markets in which our products are sold and used, including the information storage and communication, home appliance, commercial and industrial products markets,

•	translation effect of exchange rate fluctuations on the results of our overseas subsidiaries and monetary assets and liabilities denominated in foreign currencies,

•	the availability and extent of utilization of our manufacturing capacity,

•	changes in our product, customer, or competitor mix, which can occur on short notice,

•	cancellation or rescheduling of significant orders, which can occur on short notice;

•	deferrals of customer orders for our new products, and

•	component and raw material costs and availability, particularly with respect to those obtained from sole or limited sources which can occur on short notice.

Because our production and inventory are planned in advance of anticipated customer demand, if actual demand is significantly different from our projections, we may suffer losses or lose market share.

We typically plan our production and inventory levels based on customers’ advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonality or other factors. In order to secure sufficient production scale and productivity, we may make capital investments in advance of anticipated customer demand. We plan to make additional capital investments to expand our manufacturing capabilities particularly in emerging economic regions. If our manufacturing capabilities are under-utilized due to lower demand for our products, unavailability of raw materials or components, or for any other reason, such under-utilization could result in increases in utilization costs, impairment losses and inventory valuation losses or otherwise lower our profit margins, and could have a greater material adverse impact on our results of operations and financial condition. On the other hand, if we underestimate our customers’ needs and fail to make the necessary capital investments, we may lose market share due to our inability to meet customers’ demands.

In addition, in anticipation of long lead times to obtain inventory and materials from our suppliers, we may also from time to time order materials in advance of anticipated customer demand. This advance investment and ordering may result in excess inventory levels, resulting in unanticipated inventory write-downs if expected orders fail to materialize. As of March 31, 2014, our inventory was ¥123.9 billion.

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

We have achieved much of our growth by acquiring and otherwise investing in other companies that have provided us with complementary technologies, product lines, marketing and sales networks, and customer base. From time to time, we intend to seek and pursue appropriate opportunities for acquiring and investing in other companies and increasing our ownership interests in the existing affiliates and investees. To the extent that we are unable to make successful acquisitions or investments, we may not be able to continue to expand our product range, marketing or sales network or customer base, and our growth rates could be adversely affected.

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

While endeavoring to achieve our corporate objectives, we pursue business strategies that include, among others, seeking growth opportunities through acquisitions of and investments in businesses as well as organic expansion. We may be, however, unable to achieve the profitability or returns expected by management. Changes in the business and economic environments in which we currently operate or aim to operate and other uncertain or unforeseen factors may make it difficult or impractical for us to achieve the targets management has set.

If we are unable to achieve our corporate objectives due to such difficulty or impracticality, or are compelled by economic or other factors to adopt measures that are inconsistent with our corporate objectives, including our recent decision to implement workforce reductions as part of the measures designed to streamline our business structure, our corporate brand may be damaged, adversely affecting our business and results of operations.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the 14 operating segments and others that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Sankyo, Nidec Copal, Nidec Tosok, Nidec Copal Electronics, Nidec Techno Motor, Nidec Motor, and Nidec Motors & Actuators. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segment data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments.

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

Our business activities are also subject to various other governmental regulations, both local and international, including antitrust, anti-bribery, anti-terrorism, intellectual property, consumer protection, taxation, export regulations, tariffs, foreign trade and exchange controls. Because a significant portion of our sales are derived from small precision motor sales and because we have a dominant market share globally for small precision motors, any regulatory development or measure that affects sales or manufacturing of small precision motors in particular could reduce our sales or otherwise negatively affect our business. In addition, as our common stock is listed on the Tokyo Stock Exchange, and American Depositary Shares representing shares of our common stock are listed on the New York Stock Exchange, we must also comply with applicable securities laws and regulations and accounting standards. Compliance with these and other applicable laws, regulations and standards could require significant financial, human and other resources. Moreover, as we expand our operations into new products and geographical markets, we may be required to further enhance our compliance policies and procedures. Our failure or inability to comply fully with applicable laws, regulations and standards could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

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

Furthermore, if management determines that our internal control over financial reporting is not effective for any period, we may be unable to timely file reports required under the Japanese Financial Instruments and Exchange Law or the U.S. Securities and Exchange Act of 1934, and our market perception could be negatively affected. Depending on the severity of, and causes and other factors relating to, a material weakness in internal control over financial reporting, we could be subject to liabilities or sanctions, including enforcement action by the SEC for violations of the U.S. securities laws and by the Japanese Financial Services Agency for violations of the Financial Instruments and Exchange Law and other applicable laws and regulations. In addition, we could be restricted in our ability to access U.S., Japan and other markets for capital raising.

We could be harmed by litigation involving patents and other intellectual property rights.

Our business is dependent on our ability to protect the proprietary rights to our technologies and products and other intellectual property, which we seek to protect through patent, trade secret, trademark, copyright and other legal protection afforded to intellectual property rights as well as contractual provisions and our internal information control system. Despite these efforts, we face the following risks:

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

We have significant goodwill and long-lived assets, including plants, property and equipment. As of March 31, 2014, we had ¥154.9 billion of goodwill and ¥298.9 billion of plants, property and equipment. In connection with any acquisition we make in the future, we may record additional goodwill depending on the terms of the acquisition. In accordance with U.S. GAAP, we review goodwill for impairment annually and goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. In addition, if long-lived assets do not generate sufficient cash flows, impairment losses will also have to be recognized. Any significant amount of such impairment losses will adversely affect our results of operations and financial condition.

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

Sales to customers outside Japan accounted for 74.1%, 77.8% and 81.9% of our consolidated net sales during the fiscal years ended March 31, 2012, 2013 and 2014, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, Euro, Renminbi and Thai Baht. As a result, the appreciation of the Japanese yen and other currencies against the U.S. dollar and Euro will generally have a negative effect on our sales, operating income, and net income. We may experience volatility in our shareholders’ equity as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in Japanese yen.

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

Demand for our products may be adversely affected by unexpected economic trends in the countries or regions in which our products are sold. Economic downturns and declines in purchasing activities in markets worldwide may result in a decline in demand for our products. In particular, our products are often used in end-products that are subject to discretionary spending, such as personal computers, consumer electronic goods and automobiles, and thus, a downturn in the economy could affect our sales. For example, our operating results for the fiscal year ended March 31, 2013 were adversely affected by the deterioration in the global economic environment due to the credit and financial crises in Europe as well as the weakened consumer spending. Our operating results and financial condition may be further adversely affected due to negative economic trends in future periods.

Our ability to collect on our accounts receivable may be adversely affected by our customers’ worsening financial conditions.

As of March 31, 2014, we had ¥196.2 billion of trade notes and accounts receivable, net of allowance for doubtful accounts. While we are taking measures to mitigate and manage credit risks with respect to our customers and business partners, if changes in the economic conditions of our major markets or the business environment surrounding our customers lead to unexpected levels of bankruptcies or defaults or otherwise result in our customers being unable to pay for our products on schedule or at all, our operating results and financial condition may be negatively affected. Changes in the business environment adversely affecting the liquidity situation of our two largest customers, which represented 8.0% and 5.1% of our gross accounts receivable at March 31, 2013, and 6.1% and 3.5% of our gross accounts receivable at March 31, 2014, respectively, could have a substantial negative impact on our results of operations and financial condition.

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

Natural disasters, public health issues, armed hostilities, terrorism, cyber security breaches and other causes over which we have little or no control could harm our business.

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

As of March 31, 2014, there were 275,806,208 outstanding shares of our common stock (reflecting the effect of the two-for-one stock split of our common stock, effective April 1, 2014, and excluding treasury stock), of which 41,550,352 shares, or 15.0%, of the outstanding shares are beneficially owned by our President and CEO, Mr. Shigenobu Nagamori. These shares and, generally, the shares owned by other shareholders, can be sold on the Tokyo Stock Exchange and otherwise in Japan at any time. Additional sales of a substantial amount of our common stock in the public market by a large shareholder, or the perception that such sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the issuance or sale of our securities. Also, in the future, we may issue or sell securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiary or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec Corporation is a joint stock corporation that was incorporated and registered under the Japanese Commercial Code (which was replaced by the Company Law in May 2006) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our main telephone number is 81-75-935-6140. As of March 31, 2014, we had 229 subsidiaries located in 31 countries, and five affiliated companies located in three countries. We had 100,394 employees worldwide, 91.6% of which were employed outside Japan, as of March 31, 2014.

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

Our recent acquisition and intra-group realignment transactions include the following:

•

In October 2013, to more effectively manage, and more effectively share, resources among our group companies, we made Nidec Copal Corporation a wholly owned subsidiary through a share exchange transaction between Nidec Corporation and Nidec Copal. Immediately prior to the share exchange transaction, we held a 66.5% ownership interest in Nidec Copal.

•

In October 2013, to more effectively manage, and more effectively share, resources among our group companies, we made Nidec Tosok Corporation a wholly owned subsidiary through a share exchange transaction between Nidec Corporation and Nidec Tosok. Immediately prior to the share exchange transaction, we held a 72.3% ownership interest in Nidec Tosok.

•

In January 2014, we acquired Mitsubishi Materials C.M.I. Corporation, a Japanese company which develops, manufactures and sells small motors, electric contact products and other products, to expand our automotive product business. The company was subsequently renamed “Nidec Sankyo CMI Corporation.”

•

In March 2014, we acquired Honda Elesys Co., Ltd., a Japanese company which develops, manufactures and sells electronic control units for automobiles, to expand our automotive product business. The company was subsequently renamed “Nidec Elesys Corporation.”

•

In April 2014, we and Nidec-Read Corporation, a consolidated subsidiary in which we held an approximately 65.5% ownership interest as of March 31, 2014, entered into a share exchange agreement to make Nidec-Read our wholly owned subsidiary. The share exchange transaction is expected to become effective on October 1, 2014 in accordance with a resolution adopted at an ordinary general meeting of Nidec-Read shareholders held on June 17, 2014.

•

In April 2014, we and Nidec Copal Electronics Corporation, a consolidated subsidiary in which we held an approximately 65.4% ownership interest as of March 31, 2014, entered into a share exchange agreement to make Nidec Copal Electronics our wholly owned subsidiary. The share exchange transaction is expected to become effective on October 1, 2014 in accordance with a resolution adopted at an ordinary general meeting of Nidec Copal Electronics shareholders held on June 20, 2014.

Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. The stock split did not result in any change in the ratio of shares of our common stock per ADS, which has remained unchanged at one-fourth of one share of our common stock per ADS.

The following list presents a selected history of our major acquisition activities relating to the expansion of our businesses involving small precision motors, automotive, appliance, commercial and industrial products, machinery, electronic and optical components and other products:

During Fiscal Year Ended March 31,	Event
1989	We acquired Shinano Tokki Co., Ltd., a Japanese manufacturer of spindle motors for hard disk drives, from Teac Corporation in March 1989. As a result, we gained the largest market share of spindle motors in the world.

1995	We acquired newly-issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, in February 1995 constituting 36.7% of its then outstanding shares.

1998	We acquired 17.7% of the outstanding shares of Copal Co., Ltd., currently Nidec Copal Corporation, from Fujitsu Limited in February 1998.

In connection with our acquisition of Nidec Copal’s shares, we acquired 32.3% of the outstanding shares of Copal Electronics Corporation, currently Nidec Copal Electronics Corporation, from Nidec Copal in February 1998.

We acquired the assets relating to the motor division of Shibaura Engineering Works Co., Ltd. and established a joint venture, Nidec Shibaura Corporation, with Toshiba Corporation and Shibaura Engineering in October 1998. We initially owned 40.0% of the joint venture.

2000	We acquired 67.0% of the outstanding shares of Y-E Drive Corporation, subsequently renamed Nidec Power Motor Corporation, from Yasukawa Electric Corporation in March 2000.

2001	We subsequently dissolved the joint venture and purchased the remaining 60.0% interest from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary in September 2000.

2002	We increased our ownership of Nidec-Shimpo to 51% in February 2002. As a result, Read Corporation, currently Nidec-Read Corporation, a subsidiary of Nidec-Shimpo, became our majority-owned subsidiary.

2004	We acquired approximately 40% of the outstanding shares of Sankyo Seiki Mfg. Co., Ltd., currently Nidec Sankyo Corporation, in October 2003. We increased our ownership of Nidec Sankyo to 51.0% in February 2004.

During Fiscal Year Ended March 31,	Event
We increased our ownership of Nidec Copal Electronics to 51.0% in January 2004.

We increased our ownership of Nidec Copal to 51.3% in February 2004.

2007	We acquired 98.9% of the outstanding shares of Fujisoku Corporation, a Japanese manufacturer of industrial switches, memory cards, panel switches and electronic measuring instruments, in November 2006.

We acquired all of the voting interests in the motors and actuators business of Valeo S.A., France, currently Nidec Motors & Actuators, in December 2006.

We acquired 87.1% of the outstanding shares of Brilliant Manufacturing Limited, currently Nidec Component Technology Co., Ltd., a Singaporean manufacturer of base plate die-casting and top covers used in hard disk drives, in February 2007.

2008	We acquired 51.7% of the common stock of Japan Servo Co., Ltd., currently Nidec Servo Corporation, a Japanese manufacturer of motors and motor-applied products, in April 2007.

2009	We made Copal Yamada Corporation, a Japanese manufacturer of precision molds, a consolidated subsidiary by increasing our ownership interest in Copal Yamada to 68.4% in August 2008.

2010	We acquired all of the voting interests in the household motor business of Appliances Components Companies S.p.A. in Italy, currently Nidec Sole Motor Corporation S.R.L., in January 2010.

We acquired 90.0% of the outstanding shares of SC WADO Co., Ltd., a base plate manufacturer in Thailand, in February 2010.

2011	We acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls business, currently Nidec Motor Corporation, a U.S. manufacturer of industrial, air conditioning and home appliance motors, in September 2010.

We acquired the remaining shares of Nidec-Servo in October 2010.

We acquired the remaining shares of Nidec Power Motor, and Nidec Power Motor was merged by absorption into Nidec Techno Motor Corporation, in March 2011.

2012	Nidec Shibaura was merged by absorption into Nidec Techno Motor Corporation in April 2011.

We acquired all of the outstanding shares in Sanyo Electric Co., Ltd., currently Nidec Seimitsu Corporation, a Japanese manufacturer of small precision DC motors (vibration and general purpose motors), in July 2011.

During Fiscal Year Ended March 31,	Event
We increased our ownership of Nidec Sankyo Corporation to 77.1% in March 2012.

2013	We acquired Ansaldo Sistemi Industriali S.p.A., currently Nidec ASI S.p.A., an Italian manufacturer of industrial motors, generators and drives, in May 2012.

We acquired Avtron Industrial Automation, Inc., a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, in September 2012.

We acquired the remaining shares of Nidec-Sankyo in October 2012.

We acquired Kinetek Group Inc., a U.S. manufacturer of commercial motors, in November 2012.

We acquired Jiangsu Kaiyu Auto Appliance Co., Ltd., currently Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., a Chinese manufacturer of brush motors for electric power steering systems and automotive fans, in December 2012.

2014	We acquired the remaining shares of Nidec Seimitsu in September 2013.

We acquired the remaining shares of Nidec-Tosok in October 2013.

We acquired the remaining shares of Nidec-Copal in October 2013.

Fujisoku was merged by absorption into Nidec Copal Electronics in October 2013.

We acquired Mitsubishi Materials C.M.I. Corporation, currently Nidec Sankyo CMI Corporation, a Japanese manufacturer of small motors, electric contact products and other products, in January 2014.

We acquired Honda Elesys Co., Ltd., currently Nidec Elesys Corporation, a Japanese manufacturer of automobile electronic control units for automobiles, in March 2014.

For a further discussion of our recent significant acquisitions and dispositions, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

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

For the fiscal years ended March 31, 2012, 2013 and 2014, our capital expenditures, as shown in our consolidated statements of cash flows for those fiscal years, were ¥41,446 million, ¥61,368 million and ¥40,297 million, respectively. Major capital expenditures in the last three fiscal years included investments used to manufacture hard disk spindle motors in Thailand. In addition, in the last 2 years, our major capital expenditures also included investments used to manufacture automotive, appliance, commercial and industrial products in the United States.

Our capital expenditures for the fiscal year ending March 31, 2015 are planned to include investments of approximately ¥18,278 million in manufacturing plants and facilities, mainly in Asia and the United States, and other investments for the following purposes:

•	to construct an additional research facility for automotive, appliance, commercial and industrial products in Obama City, Fukui Prefecture, Japan,

•	to renew production-line equipment in our Asian factories manufacturing spindle motors, and

•	to renew production-line equipment in our Asian and American factories manufacturing motors and modules for automotive, appliances, commercial and industrial products.

For more information on our capital expenditure, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

In the fiscal year ended March 31, 2013, in order to optimize the utilization of our manufacturing plants and facilities in response to weaker demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, we disposed of, or otherwise made adjustments to, some of our plants, equipment and other fixed assets in Asia. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

Our Basic Strategy

Electricity power shortages and environmental degradation are issues that are becoming increasingly critical for all industries today. Growth in demand for electricity frequently outpaces the expansion of electricity generation and supply capacity primarily due to the continuing growth in the world population and improvements in the living standards in emerging countries. In the meantime, safety concerns over nuclear power generation and high costs associated with the operation and development of “green” energy resources (notably solar and wind power energy) pose practical challenges to accelerating the expansion of electricity generation capacity without compromising the environment on a global basis.

Under the international framework favoring a gradual shift from the current overdependence on fossil fuels to expanded use of alternative, “renewable” energy sources, reflecting concerns over climate change and depletion of fossil fuels, all industry participants are expected to become increasingly committed to seeking efficient use of available energy supply resources.

According to a study conducted by the International Energy Agency in 2011 it is estimated that electric motors and motor systems account for approximately one half of all electricity consumed around the world. As this study illustrates, the efficiency of electric motors and motor drive systems has the potential to make a significant difference in the world’s electricity power consumption. Inefficient motors result in significant energy waste. With an increase in electricity costs, energy lost due to inefficient motors essentially translates into economic loss. Furthermore, since a large portion of the electricity generated in the world currently comes from burning fossil fuels energy wasted due to motor inefficiency translates into the need for compensating capacity in other modes of power generation, including thermal power generation. Wider use of advanced, high-efficiency electric motor solutions is expected to lower energy costs for end users, reduce the aggregate amount of fossil fuels burnt in the process of generating electricity, and curb harmful emissions released into the atmosphere.

The Nidec Group is a world-leading comprehensive manufacturer of electric motors and associated drive technologies and has grown to date by developing and mass-producing energy efficient, highly controllable products, notably brushless DC motors primarily for use in computer data storage devices. Backed by its strong market position, the Nidec Group has derived a significant portion of its sales and profit streams from the market for hard disk drive motors and optical disk drive motors for personal computers, servers and consumer electronics. Looking at the long-term product development and market trends, however, traditional personal computing hardware appears to be nearing maturity, with the concept of cloud computing solidly grounded. The cloud computing environment has led to the proliferation of multifunctional mobile devices, such as smartphones and tablets, whose data storage spaces are virtually located in remote data centers rather than being built within the devices. The proliferation of these cloud-oriented digital devices has put the personal computer market under constant competitive pressure, consequently resulting in a slowdown in the small-form-factor hard disk drive market. While serving as a strong catalyst for high-capacity hard disk drives for data center servers, the cloud computing environment is basically considered to be a constraint on unit volume growth in the hard disk drive market.

Having assessed new opportunities and risks arising from the value shift going on in the global market, we have set out to establish new and well-balanced product portfolios closely aligned with burgeoning market opportunities from both geographic and technological perspectives. Our business growth going forward is expected to largely hinge on our ability to provide energy-efficient, life-enhancing, and environmentally superior motor drive solutions beyond our traditional geographic and market boundaries. Our new strategic roadmap focuses on gaining stronger market share positions even outside of the data storage industry by providing high-efficiency motor drive systems for automotive, home appliance and industrial applications, which are generally driven by medium- to large-size motors operating with a high power consumption load.

This market exploration initiative involves both organic and external, or acquisition-oriented, business growth approaches. At the core of our organic growth approach lies an effort to expand applications for our products by building upon our already proven technological advantages in the development of compact and energy-efficient motors. In specific terms, the focus is on making our high efficiency motors expand into automotive, household and industrial applications for which alternating current, or AC, motors and brush DC motors have been traditionally used as the mainstream motor types. Meanwhile, our external growth approach aims to achieve two key objectives. First, we seek business acquisitions that allow us to gain access to prospective technologies, new customer groups and untapped geographic markets. This is particularly the case when addressing the markets for automotive systems, home appliances and industrial equipment, which are vastly diversified and prone to exhibit distinct regional variations in consumer preferences. In other words, business acquisitions will help swiftly globalize our motor production and supply networks in a manner that matches each regional need. Second, we will pursue business acquisitions that effectively diversify our business risks. Through a phased implementation of well-planned acquisition schemes, we seek to optimize our product portfolio and reduce our dependence on the personal computer market, which is characterized by volatile demand and short product life cycles.

As discussed above, the Nidec Group’s entire business operations have revolved around providing highly efficient electric motors that contribute to enhancing the energy efficiency of end products. Going forward, the Nidec Group seeks to expand its business horizon to include power generation and distribution in order to address the issue of energy constraint in a broader perspective.

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

See “Item 3.D. Key Information—Risk Factors—We may be unable to commercialize customized products that satisfy customers’ needs, or our customers may be unable to commercialize products that incorporate our products, which could damage our reputation and reduce sales.”

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

Inventory and Delivery

Our major revenue streams currently come from the customers who adopt either a just-in-time system (JIT) or vender-managed inventory (VMI) under which the customers produce only what is required in the correct quantity and at the correct time, to keep their stock levels to a minimum. Accordingly, we are expected to deliver our products to the customers’ loading bays within a narrow time slot.

Both JIT and VMI are very responsive manufacturing methods, and yet very reliant on suppliers. If stock is not delivered on time, the customer’s entire production schedule would most likely be delayed. Customers without inventory must avoid such a supply system problem that creates a shortage of parts. This makes supplier relationships extremely important for our customers, and our responsiveness here is primarily measured by our ability to keep sufficient levels of inventory readily available to the customers at many locations worldwide. To fulfill these customer needs, our global manufacturing network is flexibly coordinated to ensure geographical proximity to the factories and warehouses of our customers. At the same time, we pay significant attention to the demand conditions in downstream markets in order to mitigate the risk of overstocking on our side.

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

B. Business Overview.

We classify our products into five business groups based primarily on the similarity of products in type and use. The business groups and major categories of products offered in each business group as of March 31, 2014 are as follows:

•

Small Precision Motors: Hard disk drives spindle motors and other small precision motors for optical disk drives, laser printers, copiers, polygon scanners, electronic cooling fans, refrigerators, mobile phones, DVD recorders, automobiles, and other applications;

•

Automotive, Appliance, Commercial and Industrial Products: Automotive motors and electronic controls (for power steering systems, dual-clutch transmission systems, engine and fuel cell cooling systems, seat adjusters, window lifts, door lock actuators, vehicle traction systems, collision avoidance and mitigation systems, and other products), home appliances motors (for air conditioning systems, air purification systems, washing machines, refrigerators, dish washers and other products), and industrial motors and systems solutions (for processing lines, rolling mills, mining equipment, heat pump and water heater systems, elevators, escalators, commercial food refrigerators, floor care equipment, utility vehicles, material handling vehicles, aerial lifts, monitoring systems, barrier-free facilities, electric tools, air compressors, marine propulsion systems, wind power generation systems, photovoltaic power generation systems, and other products);

•

Machinery: Transfer robots (for liquid-crystal-display panels, semiconductor wafers, and other products), card readers, high-speed pressing machines, food packaging machines and power transmission systems;

•	Electronic and Optical Components: Shutters and lens units (for digital still cameras and mobile phones), switches, trimmer potentiometers, precision plastic moldings and plastic metal casings, and

•	Others: Logistics services and music box products.

Sales by Business Group and Product Category

The table below summarizes a breakdown of our consolidated net sales by business group and product category for each of the periods indicated:

	For the year ended March 31
	2012		2013		2014
	(in millions, except percentage data)
Small precision motors:
Hard disk drives spindle motors	¥176,932	25.9%	¥165,427	23.3%	¥185,506	21.2%
Other small precision motors	154,505	22.6%	154,297	21.8%	177,007	20.2%

Sub-total	331,437	48.5%	319,724	45.1%	362,513	41.4%
Automotive, appliance, commercial and industrial products	208,529	30.6%	248,464	35.0%	345,236	39.5%
Machinery	64,904	9.5%	63,526	9.0%	86,955	9.9%
Electronic and optical components	69,377	10.2%	69,188	9.7%	72,845	8.3%
Others	8,073	1.2%	8,368	1.2%	7,560	0.9%

Consolidated total	¥682,320	100.0%	¥709,270	100.0%	¥875,109	100.0%

Small Precision Motors

The small precision motors business mainly covers a broad array of direct-current, or DC, electric motors that operate in the output between 0.2W and 100W. This business group constitutes the core of our consolidated operations and accounted for 41.4% of our consolidated net sales for the fiscal year ended March 31, 2014. More than a majority of small precision motor sales are represented by brushless DC motors used in the computer, home electronics and office equipment industries. See “Item 3.D. Key Information—Risk Factors—Because of our dependence on the information storage and communication industry, our business may be adversely affected by a decline in the market.”

This business group represented 41.4% of our consolidated net sales for the fiscal year ended March 31, 2014.

This business group is divided into two product categories according to application: (1) hard disk drives spindle motors and (2) other small precision motors. The details of each product category are as follows:

(1) Hard disk drives spindle motors

The products grouped into this category include brushless DC motors for hard disk drives used in personal computers, computer servers, and a range of digital consumer electronics. This product category represented 51.2% of our small precision motors sales for the fiscal year ended March 31, 2014.

Our hard disk spindle motors fall into three types based on their hard disk drive form factors, or disk platter diameters, as follows:

•	3.5-inch form factor—for servers, desktop PCs, personal video recorders (PVRs), digital flat TVs, and portable external storage,

•	2.5-inch form factor—for notebook PCs, PVRs, game machine consoles, digital flat TVs, servers, and external hard disk drives, and

•	Sub-1.8-inch form factor—for handheld digital devices.

A significant portion of the operations relating to this product category is conducted by Nidec Corporation.

We currently supply spindle motors to all of the major hard-disk drive manufacturers in the world. In the fiscal year ended March 31, 2014, approximately 44.3% and 37.6% of our hard disk drive spindle motor sales came from Western Digital Corporation and Seagate Technology LLC, respectively. See “Item 3.D. Key Information—Risk Factors—Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.”

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

•

Handheld devices (e.g., smartphones and tablet PCs) will remain a major competitor against the conventional small-form-factor PCs. Operating in the cloud storage environment and using solid-state drives as their only built-in storage media, these handheld devices are, on one hand, serving as a catalyst for the high-capacity, server-oriented hard disk drives market but, on the other hand, posing a constraint on the low-capacity hard disk drives market.

See “Item 3.D. Key Information—Risk Factors—We derive a substantial portion of our net sales from sales of spindle motors for hard disc drives, and a decrease in demand for, or prices of, HDDs could harm our business.”

Demand for hard disk drive spindle motors typically peaks in the autumn-winter season, driven by corporate IT spending and consumer spending in the back-to-school and holiday shopping seasons. However, the normal seasonal pattern paused in the fiscal year ended March 31, 2013 as the PC market underwent a downturn against the background of European debt crisis and intensified competition from smartphones and tablets. See “Item 3.D. Key Information—Risk Factors—Our business structure streamlining measures may fail to achieve their intended goals and may result in significantly increased costs and expenses.”

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

This product category represented 48.8% of our small precision motors sales for the fiscal year ended March 31, 2014.

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

Automotive, appliance, commercial and industrial products

This business group is mainly comprised of mid- to large-sized motors and related control electronics for use in diverse applications, including:

•	automobiles,

•	air-conditioning systems and other home appliances,

•	commercial elevators and escalators,

•	industrial automation systems, and

•	renewable energy management systems.

In general, electric motors for these applications are designed to operate across a wide range of voltages and power ratings to match light- to heavy-load conditions. Demand patterns vary depending on the nature of their end uses but indicate similar sensitivity to corporate capital expenditure and regulatory trends in the context of energy conservation and environmental protection. A rapid emergence of the Chinese and Indian markets and the resulting shift of production and sales to the Asian regions are becoming increasingly evident in these industries.

This business group represented 39.5% of our consolidated net sales for the fiscal year ended March 31, 2014.

(1) Automotive motors

Our automotive products mainly consist of mid-size electric motors (with up to 1,100W output power) and associated motion control modules that power a variety of vehicle control mechanisms, including electric power steering systems, dual-clutch transmissions, engine-cooling systems, seat adjusters, sunroof systems, anti-lock breaking systems and advanced driver assistance systems.

The automotive business is primarily managed by Nidec Corporation, Nidec Motors & Actuators Corporation, Nidec Tosok Corporation and Nidec Elesys Corporation. These companies supply products to the world’s leading automotive system manufacturers and automobile manufacturers. Our largest customers include electric power steering manufacturers such as JTEKT Corporation, NSK Ltd. and TRW Automotive Holdings Corp. We compete with independent electric motor suppliers and our customers’ own motor manufacturing units worldwide.

The global automotive industry, broadly characterized by product regionalization, application fragmentation and market saturation, is currently experiencing major technological and market shifts arising from sustainability-oriented value changes.

Enhancing a vehicle’s fuel economy and environmental performance, while keeping additional costs at an acceptable level without compromising advanced safety and comfort features, is the overriding issue shared among today’s automobile manufactures and related supply chains. The ever-increasing global energy demands and accompanying concerns over fossil fuel supply shortages and oil price volatility underlie the increasing market interest in low fuel consumption vehicles. Alongside energy concerns, global warming and climate change issues are drawing greater public awareness, stimulating legislative controls on vehicle CO2 emissions worldwide. In addition, more advanced and active driver-assistance technologies, such as collision avoidance and electronic stability control, are increasingly perceived to be standard features for automobiles.

Reducing emissions and improving fuel-efficiency are practically synonymous with reducing vehicle weight and engine thermal loss, improving powertrains (such as transmission, etc.), and redesigning other vehicle subsystems (such as power steering, brakes, etc.). Most of the solutions designed for these purposes are dependent on electronics and associated electric motor-based power systems. Electronic control solutions help downsize vehicle systems across the board, enable effective use of energy generated from the internal combustion engine and, in turn, support the development of hybrid, electric and fuel-cell vehicles. Electronic features in conjunction with sensors and control units also power the collision avoidance and mitigation system and the advanced driver assistance system, which are designed to prevent various errors that could be made by drivers.

(2) Appliance, commercial and industrial motors

The products within the appliance, commercial and industrial product category include mid- to large-size electric motors and control systems for:

•	household applications, including washing machines, air-conditioners, drying tumblers and dishwashers, and

•

commercial and industrial applications, including mining equipment, heat pump and water heater systems, elevators, escalators, material handling equipment, compressors, marine propulsion systems, and wind and solar power generation systems.

The operations relating to this product category are mainly conducted by Nidec Motor Corporation, Nidec ASI S.p.A., Nidec Kinetek Corporation, Nidec Sole Motor Corporation, Nidec Techno Motor Corporation, Nidec Avtron Automation Corporation and Nidec Corporation. We compete with independent electric motor suppliers and our customers’ own motor manufacturing units worldwide. Our largest customers include Whirlpool Corporation, AB Electrolux and Haier Group.

Asia-Pacific, including China and India, is the largest as well as the fastest growing regional market, driven by the burgeoning middle class and increasing residential and commercial construction. Western Europe and North America and Japan have relatively mature and well established markets mainly led by replacement demand. Over the course of recent financial crises, an extensive market consolidation involving many of the large producers of industrial electric motors took place, significantly affecting the global manufacturing landscape.

The most prevalent type of electric motors used for appliances, commercial and industrial products is the alternating-current (AC) motor, which is further subdivided into single-phase and three-phase induction motors. Single-phase induction motors are typically used in home appliances, residential and commercial applications, while three-phase induction motors are normally available in a factory setting. In either configuration, AC motors use electric power to obtain a rotating magnetic field and, as a result, sacrifice energy efficiency in comparison to DC motors. Since DC motors employ permanent magnets, no energy needs to be consumed in the creation of a magnetic field within a DC motor.

The market for electric motors in this product category is showing an upturn due in part to expanding acceptance of air conditioning systems in Chinese households. Growth in the future is expected as a result of increasing adoption of energy efficient models, specifically, inverter-based, DC motor-driven air conditioning systems, and rapidly growing replacement demand. Improvements in consumer disposable income and increases in construction activity in the residential and commercial sectors in the Asian region are expected to remain major factors conducive to the expansion of the air conditioning motor market.

Machinery

The machinery business group consists of various equipment and machinery mainly for industrial use. A significant portion of the operations of this business group is conducted by Nidec Sankyo Corporation in the transfer robot and card reader industry, Nidec-Shimpo Corporation and Nidec Minster Corporation in the power transmission equipment and high-speed pressing machine industries, and Nidec-Read Corporation in the semiconductor package inspection equipment and other industries. The remaining operations are managed by Nidec Copal Corporation in the factory automation system industry. Our customers and competitors are primarily Japanese and Asian manufacturers. For a discussion of our recent acquisition of business and intra-group realignment of subsidiaries engaged in the machinery business, see “—A. History and Development of the Company.”

This business group generally exhibits a marked sensitivity to capital spending fluctuations, owing to its high exposure to the factory automation systems market. This business group represented 9.9% of our consolidated net sales for the fiscal year ended March 31, 2014.

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

This business group covers a broad spectrum of component markets and is particularly influenced by trends in the digital camera market and private-sector equipment investment. The product range is diverse and manufacturing operations are frequently performed in small lots or on order. This business group represented 8.3% of our consolidated net sales for the fiscal year ended March 31, 2014.

Others

The Others business consists of logistics and other services and is primarily conducted by Nidec Corporation. This business group represented 0.9% of our consolidated net sales for the fiscal year ended March 31, 2014.

Sales by Geographic Market

The following tables present a breakdown of our geographic revenues based on the locations of business entities generating sales and the locations of customers for each of the periods indicated. In the following tables, inter-group transactions have been eliminated in consolidation.

Geographic revenues based on the locations of business entities generating sales

	For the year ended March 31
	2012		2013		2014
	(in millions, except percentage data)
Japan	¥260,470	38.2%	¥213,169	30.1%	¥238,278	27.2%
U.S.A.	71,317	10.5%	99,260	14.0%	132,117	15.1%
Singapore	40,595	5.9%	55,712	7.9%	63,950	7.3%
Thailand	75,908	11.1%	81,678	11.5%	85,435	9.8%
The Philippines	19,683	2.9%	18,543	2.6%	24,506	2.8%
China	148,553	21.8%	150,631	21.2%	197,134	22.5%
Other	65,794	9.6%	90,277	12.7%	133,689	15.3%

Consolidated total	¥682,320	100.0%	¥709,270	100.0%	¥875,109	100.0%

Geographic revenues based on the locations of customers

	For the year ended March 31
	2012		2013		2014
	(in millions, except percentage data)
North America	¥79,997	11.7%	¥102,587	14.5%	¥155,802	17.8%
Asia	358,653	52.5%	364,242	51.3%	447,667	51.2%
Europe	59,987	8.8%	75,704	10.7%	103,940	11.9%
Other	7,291	1.1%	9,130	1.3%	8,904	1.0%
Overseas sales total	505,928	74.1%	551,663	77.8%	716,313	81.9%
Japan	176,392	25.9%	157,607	22.2%	158,796	18.1%

Consolidated total	¥682,320	100.0%	¥709,270	100.0%	¥875,109	100.0%

See “Item 3.D. Key Information—Risk Factors—We rely to a large extent on production and sales in developing countries which may become politically or economically unstable and face risks resulting from unanticipated developments in those countries.”

Product Development and Engineering

We continuously endeavor to enhance our existing products and develop new products for our growing base of customers that require custom and standard solutions. We have some of the industry’s most sophisticated motor development and testing laboratories, including those for hard disk drive motors and automotive motors. We believe these capabilities provide a significant competitive advantage in developing high quality motors with leading environment-conscious design characteristics, such as low noise, improved safety, reliability and energy efficiency.

In the fiscal year ended March 31, 2014, each of our business segments focused on the following product development activities:

Nidec Corporation

In the Nidec Corporation segment, Nidec Central Technical Laboratory conducts basic and applied research generally covering small precision motors, research and development for new products, and research to provide technical support to other research bases. This laboratory also engages in research and development activities aimed at mass production of new models of HDD motors and product quality improvement. Furthermore, Nidec Research and Development Center in Japan, Nidec Research and Development Center in Singapore, and Nidec Research and Development Center in Taiwan conduct research on basic technologies related to motors in general that we deem necessary for our future businesses with an aim to enhance the sophistication of our research on basic technologies that are expected to become a core part of our global technological development strategy. In addition, Shiga Technical Center engages in research and development activities aimed at new product development, mass production of new models, and improvement of product quality related to small precision DC motors and fan motors, excluding those used for HDDs, and other products, including various automotive motors such as those for automotive power steering systems. Moreover, Nagano Technical Center conducts research and development aimed at mass production of new models of motors for HDDs and product quality improvement.

Nidec Corporation is strengthening its development of new products targeting emerging markets such as China, India and Brazil as well as developed markets. Nidec Corporation is developing next-generation of small and high-performance power steering motors, motors for applications other than power steering such as seats, brakes and sunroofs, and ancillary electronic control units (ECUs), as well as other motor products such as brushless motors used for hydraulic and electric power systems. Nidec Corporation is also developing package products that combine motors with sensors and control units. With respect to HDD motors, Nidec Corporation is developing 5mm-thick and 7mm-thick HDD motors used for ultra-slim mobile PCs. With respect to fan motors, Nidec Corporation is developing new models where the Fluid Dynamic Bearing (FDB) technology, which has been traditionally used in HDD motors, is applied to fan motors.

The Nidec Corporation segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥19,896 million.

Nidec Sankyo

The Nidec Sankyo segment develops stepping motors, motor drive units, card readers and industrial robots as part of its line-up of “karakuri-tronics” products integrating its “karakuri,” or internal device mechanism technologies, with the motor technologies and servo technologies developed through its business diversification. With respect to stepping motors, in an effort to expand the range of their applications to automobiles, Nidec Sankyo has been downsizing products, enhancing product performance and improving cost-performance. With respect to motor drive units, Nidec Sankyo is expanding its operations into a range of products integrating small and high-power motors, sensors, servo controls, and control software into mechanical units, aiming to enter the medical and industrial motor markets. With respect to card readers, Nidec Sankyo is making efforts to improve security with anti-skimming measures. With respect to industrial robots, Nidec Sankyo is actively expanding its operations into product areas relating to displays for mobile use and organic light emitting displays, robotics for semiconductors, inter-vacuum unit transportation, and solar batteries.

The Nidec Sankyo segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥3,919 million.

Nidec Copal

In the Nidec Copal segment, Nidec Copal Corporation’s technology development department, the Tokyo Technical Center and the Koriyama Technical Center develops basic technologies and products relating to optical electronic components and system units. With respect to shutters for digital cameras, Nidec Copal develops and manufactures products mainly used for single lens reflex and mirror-less cameras. With respect to lens units for mobile phones, Nidec Copal has been developing and manufacturing new actuators for mobile phones since its development of the world’s slimmest 5 mega-pixel 3X zoom lens. Nidec Copal plans to enhance its development of lens for automobiles. With respect to industrial equipment, Nidec Copal is involved in the development of products that enable supply of production equipment to a wide range of industries, including the flat panel display (FPD) industry and the automobile industry, and in the development of various automation and power-saving products, including robots and other products. In addition, as part of its product line-up incorporating its unique optical technology, Nidec Copal is focused on the development of various optical sensing products, including equipment used for high-speed assessment of the authenticity of coins and medals, through its uniquely-developed image processing technology, and on the development of mechanism units using motors.

The Nidec Copal segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥2,050 million.

Nidec Tosok

In the Nidec Tosok segment, Nidec Tosok Corporation has been carrying out research and development activities relating to automobile parts at its Head Office-Technical Center. However, it has transferred part of its development functions to its manufacturing subsidiary in Vietnam to further accelerate the expansion of its development capabilities, and currently plans to establish a research base in China (Suzhou) in order to flexibly and speedily develop products for the Chinese market. Nidec Tosok has been making efforts to achieve greater functionality and higher performance of control valve ASSY, and develop fuel flow control valves for diesel engines applying the solenoid valve technology and other products that enable electrification for hybrid vehicles and electric automobiles, including electric oil pumps in the technology areas relating to electronic controls, motors and inverters.

The Nidec Tosok segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥831 million.

Nidec Copal Electronics

In the Nidec Copal Electronics segment, with respect to electronic and mechanical components (electronic circuit components), sensors and actuators, Nidec Copal Electronics Corporation’s Development Center is responsible for the creation of new businesses based on basic technology and future technology. Each business department of Nidec Copal Electronics Corporation is in charge of developing new models in, and improving, the existing series of products as well as planning and developing new products in each business area. With respect to electronic and mechanical components (electronic circuit components), Nidec Copal Electronics strives to develop basic technologies that enable it to offer unique and competitive new devices. With respect to sensors, in order to expand its business, Nidec Copal Electronics endeavors to develop basic technologies that enable us to offer unique and competitive next generation sensors. With respect to actuators, Nidec Copal Electronics strives to develop basic technologies, including motor acceleration and control technologies, and has also been endeavoring to develop innovative new products based on these unique technologies and further expand its business.

The Nidec Copal Electronics segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥1,435 million.

Nidec Techno Motor

The Nidec Techno Motor segment develops air conditioner motors and industrial motors in Fukui Prefecture and Fukuoka Prefecture, in Japan, China (Pinghu) and Thailand. With respect to air conditioner motors, Nidec Techno Motor has been making efforts to expand its product portfolio of motors for medium and large-sized air conditioners to improve its competitive position. In addition, Nidec Techno Motor develops low-end AC motors mainly designed for emerging markets, and hermetic motors for compressors as a new business. With respect to industrial motors, Nidec Techno Motor engages in the development of highly-efficient induction motors compatible with energy conservation regulations.

The Nidec Techno Motor segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥1,201 million.

Nidec Motor

The Nidec Motor segment mainly conducts research and development of motors, gears and control units for residential, commercial, home appliance and industrial uses, drive systems, encoders, and elevator components. With respect to motors for commercial and residential uses, Nidec Motor develops motors, gears and control units for air conditioning equipment, commercial refrigeration equipment, golf carts, floor care equipment and commercial cooking equipment. With respect to motors for home appliances, Nidec Motor mainly engages in the development of motors for washing machines and dryer machines. With respect to industrial motors, Nidec Motor develops various pump motors, including those for water supply and sewerage systems, irrigation, and oil and gas extraction, as well as motor systems for large-scale power plants. With respect to vehicle driving motors, Nidec Motor engages in modularization of motors with encoders based upon its rare earth-free SR motor technology, and in development activities aimed at hybridization and electrification of large-sized vehicles such as construction and agricultural machinery. In addition, Nidec Motor engages in development activities aimed at providing comprehensive product packages, including motors for elevators and other components.

The Nidec Motor segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥4,689 million.

Nidec Motors & Actuators

The Nidec Motors & Actuators segment conducts research and development on automotive motors mainly in Germany and Spain. In Germany, Nidec Motors & Actuators aims to commercialize lighter weight and rare earth-free small motors for use in automobile seats and sunroof. In cooperation with Nidec Corporation, Nidec Motors & Actuators develops ABS motors that are more durable and downsized compared to the existing products. In Spain, Nidec Motors & Actuators develops small and lightweight brush fan motors for engine cooling systems. In addition, starting in the fiscal year ended March 31, 2014, Nidec Motors & Actuators began developing high value-added products equipped with ECUs and inverters.

The Nidec Motors & Actuators segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥1,491 million.

Others

In the Others segment, research and development activities are currently conducted on machinery-related products, small precision motors and other products.

The Others segment’s research and development expenses for the fiscal year ended March 31, 2014 was ¥1,844 million.

None of the Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.) and Nidec Philippines segments engages in research and development activities.

As of March 31, 2014, we employed 3,973 people engaged in research and development activities mainly in Japan as well as in China, the United States, Vietnam, Italy, Taiwan, Germany, Mexico, Singapore, South Korea, Spain, Thailand, Canada, Indonesia, Poland, the Philippines, France and Russia.

We anticipate spending approximately ¥45,000 million on research and development in the year ending March 31, 2015.

For further information on our research and development facilities, see “—D. Property, Plants and Equipment.”

Supply Sources

Our major requirements for basic raw materials include aluminum, steel, copper, electronics, and to a lesser extent, rare earth minerals, plastics and other petroleum-based chemicals. We have multiple supply sources for each of our major requirements, and we seek to avoid being significantly dependent on any one or a few suppliers. All of the raw materials and various purchased components required for our products have generally been available in sufficient quantities.

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

In addition, as part of a concerted effort worldwide to reduce energy consumption, CO2 emissions and the impact of industrial operations on the environment, various regulatory authorities in many jurisdictions have introduced or are planning legislation to encourage the manufacture and use of higher efficiency motors. The United States and Canada are international leaders in terms of setting electric motor energy efficiency standards, as they introduced regulations for motors in the late 1990s, followed by China in 2002. The European Union passed minimum energy performance standards legislation for electric motors in 2009 as an implementing measure under the Eco-design Directive. Australia, Korea, Brazil, Mexico, Taiwan and several other countries with large electricity consumption from electric motors have already adopted minimum energy performance standards. At the international level, the International Electrotechnical Commission (IEC), which is responsible for international standardization, defines and harmonizes the worldwide efficiency classes as IE1 (Standard efficiency), IE2 (High efficiency) and IE3 (Premium efficiency) for low-voltage three-phase induction motors mainly used in applications such as compressors, pumps, fans and industrial handling systems. Starting in 2015, mid-size AC induction motors that are rated from 7.5 to 375 kW and sold in the EU will have to be IE3 or to be IE2 and installed with a variable-speed drive. In the United States, the standards were introduced in 2010 for larger motors, and are expected to become applicable to smaller motors in 2017. In Japan, the IE3-equivallent standards are scheduled to take effect in April 2015.

See “Item 3.D. Key Information—Risk Factors—We are subject to various laws and regulations, and our failure to comply may harm our business.”

Intellectual Property

In the ordinary course of business, we submit additional patent applications in Japan, the United States, China and other jurisdictions. We also seek patent protection in various foreign jurisdictions where our patented technologies are used. While, from time to time, we seek to enforce our patents in patent infringement lawsuits or otherwise, we do not believe that there is any single patent or group of patents which are critical to our principal business segments.

Legal Proceedings

Nidec Sankyo has been involved in a series of lawsuits with YASKAWA Electric Corporation since 2008 concerning Japanese Patent Nos. 3973006 and 3973048, which are owned by Nidec Sankyo and relate to LCD panel handling robots. In 2013, Nidec Sankyo and Yaskawa entered into a settlement agreement. As part of this agreement, Nidec Sankyo and Yaskawa withdrew all related litigation with prejudice.

On October 31, 2012, Hirata Corporation filed a lawsuit in the Tokyo District Court against Nidec Sankyo Corporation for infringement of Japanese Patent No. 3488393, which is related to LCD panel handling robots. The lawsuit is pending in the Tokyo District Court as of March 31, 2014.

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

During the fiscal year ended March 31, 2014, Nidec Servo Corporation, which is our wholly-owned subsidiary in Japan, sold to Para Industries Inc., indirectly through a third-party Japanese trading company, five thousand units of brushless DC motors to be used in banknote counters manufactured and sold by Para Industries to Bank Melli Iran. The sales of such motors, which were denominated in Japanese yen, generated total gross revenues of ¥4.0 million, and a smaller amount of net profit. Nidec Servo has ceased the sale-purchase transactions since June 2013.

C. Organizational Structure.

The following table presents summary information on our major consolidated subsidiaries as of March 31, 2014:

Name	Country	Principal business	Percentage owned by us as of March 31, 2014
			(%)
Consolidated subsidiaries

Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%

Nidec (Zhejiang) Corporation	China	Manufacture of spindle motors for hard disk drives and components for precision motors	100.0%

Nidec (Dalian) Limited	China	Manufacture of small brushless DC motors for PC peripheral devices, fans, and components for precision motors	100.0%

Nidec Singapore Pte. Ltd.	Singapore	Sales of spindle motors for hard disk drives, DC motors and fan motors	100.0%

Nidec (H.K.) Co., Ltd.	China	Sales of spindle motors for hard disk drives, DC motors and fan motors	100.0%

Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%

Nidec Sankyo Corporation	Japan	Manufacture and sales of stepping motors, motor drive units, industrial robots, card readers, precision plastic molds, and music box products	100.0%

Nidec Copal Corporation	Japan	Manufacture and sales of optical, electronic and information equipment, photo equipment and factory automation equipment	100.0%

Nidec Tosok Corporation	Japan	Manufacture and sales of precision automobile parts, and automated measuring equipment	100.0%

Nidec Copal Electronics Corporation(1)(2)	Japan	Manufacture and sales of electronic circuit components, pressure sensors, actuators, potentiometers and rotary encoders	65.4%

Nidec Techno Motor Corporation	Japan	Manufacture and sales of small and mid-size motors for heating, ventilation and air-conditioning, industrial machinery, motor-based equipment and other products	100.0%

Nidec Motor Corporation	U.S.A.	Manufacture and sales of industrial, commercial and appliance motors and controls	100.0%

Nidec Motors & Actuators (Germany) GmbH	Germany	Manufacture and sales of automotive motors (for engine cooling, ABS, tilt/telescope, seat adjustment, window lift, air compressor, sunroof and trunk open and close components)	100.0%

Notes:

(1)	Listed on one or more stock exchanges in Japan.
(2)	Pursuant to a share exchange agreement we entered into with Nidec Copal Electronics in April 2014, Nidec Copal Electronics is expected to become our wholly owned subsidiary on October 1, 2014.

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2014, we operated manufacturing and sales facilities through 27 Japanese subsidiaries and 202 foreign subsidiaries. These facilities are located in Japan, China, the United States, Europe, Thailand, Vietnam, Mexico, Indonesia, the Philippines, Singapore, South Korea, Taiwan, Malaysia, Canada, India, Brazil, Cambodia, Colombia, Turkey, United Arab Emirates and Venezuela.

The following table sets forth information, as of March 31, 2014, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function
In Japan:

Shiga Technical Center(1)	Shiga	39,576	Development and manufacture of small high-precision motors and mid-size motors, production engineering, and manufacturing base support

Nidec Copal Corporation Koriyama Technical Center(1)	Fukushima	37,188	Manufacture of electric and optical components

Corporate Headquarters and Central Technical Laboratories(1)	Kyoto	36,119	Basic research and fluid dynamic bearing technology development

Nidec Servo Corporation(1)	Gunma	34,128	Development and manufacture of other small precision motors

Nidec Techno Motor Corporation Fukui Technical Center(2)	Fukui	31,156	Manufacture of appliance, commercial and industrial products

Nidec-Shimpo Corporation(1)	Kyoto	29,322	Development and manufacture of machinery

Nidec Techno Motor Corporation Kyushu Technical Center(5)	Fukuoka	27,459	Development and manufacture of appliance, commercial and industrial products

Nidec Copal Precision Parts Corporation Niigata Factory(1)	Niigata	24,157	Manufacture of electronic and optical components

Nidec Tosok Corporation Head Office and Technical Center(1)	Kanagawa	23,471	Development and manufacture of automotive products

Nidec Sankyo Corporation Ina Facility(1)	Nagano	19,953	Manufacture of machinery

Tammy Corporation(1)	Akita	17,524	Manufacture of electronic and optical components

Nidec Research And Development Center(1)	Kanagawa	17,346

Enhancement of basic and elemental technologies and establishment of motor-applied technologies, research and development hub for the Nidec group, and education and training of high-level researchers and engineers

Nagano Technical Center(1)	Nagano	16,784	Development and manufacture of spindle motors for hard disk drives, and manufacturing base support, and development of pivot assemblies

Nidec Copal Corporation Shiojiri Factory(1)	Nagano	16,452	Manufacture of machinery

Nidec Tosok Corporation Yamanashi Factory(1)	Yamanashi	16,320	Manufacture of automotive products

Facility name	Location	Floor space (square meters)	Principal products and function
Outside Japan:

Nidec Philippines Corporation(3)	Philippines	85,302	Manufacture of spindle motors for hard disk drives

Nidec (Dalian) Limited(5)	China	67,950	Manufacture of other small precision motors and automotive products

Kinetek De Sheng (Foshan) Motor Co., Ltd.(1)	China	59,005	Development and manufacture of appliance, commercial and industrial products

Nidec ASI S.p.A.(5)	Italy	58,381	Development and manufacture of appliance, commercial and industrial products

Avtron Industrial Automation Inc.(1)	U.S.A.	58,000	Development and manufacture of appliance, commercial and industrial products

Nidec Tosok (Vietnam) Co., Ltd.(2)	Vietnam	55,572	Manufacture of automotive products

Nidec Shibaura (Zhejiang) Co., Ltd.(5)	China	52,097	Manufacture of appliance, commercial and industrial products

Nidec Copal Precision (Vietnam) Corporation(2)	Vietnam	48,000	Manufacture of electronic and optical components

Nidec (Zhejiang) Corporation(5)	China	47,400	Manufacture of spindle motors for hard disk drives

Nidec Motors & Actuators Mexico S. de R.L. de C.V.(1)	Mexico	46,769	Manufacture of automotive products

Nidec Electronics (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	43,230	Manufacture of spindle motors for hard disk drives

Nidec Sankyo (Zhejiang) Corporation(5)	China	43,128	Manufacture of machinery and electronic and optical components

Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory(1)	Thailand	43,110	Manufacture of spindle motors for hard disk drives

Nidec-Shimpo (Zhejiang) Corporation(5)	China	41,678	Manufacture of machinery

Nidec (Dongguan) Limited(4)	China	39,880	Manufacture of other small precision motors

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Copal (Thailand) Co., Ltd.(1)	Thailand	39,771	Manufacture of electronic and optical components

Nidec Subic Philippines Corporation(2)	Philippines	38,750	Manufacture of spindle motors for hard disk drives

Nidec Minster Corporation(1)	U.S.A.	38,000	Manufacture of machinery

Nidec Sankyo Electronics (Shaoguan) Co., Ltd.(2)	China	38,000	Manufacture of other small precision motors

Nidec Precision (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	37,630	Manufacture of spindle motors for hard disk drives

Nidec Vietnam Corporation(2)	Vietnam	36,314	Manufacture of other small precision motors

Nidec Motor Corporation Mena, AR(1)	U.S.A.	32,000	Manufacture of appliance, commercial and industrial products

Nidec Motors & Actuators (Germany) GmbH(1)	Germany	31,120	Manufacture of automotive products

Nidec Seimitsu Motor Technology (Dongguan) Co., Ltd.(4)	China	30,970	Development and manufacture of other small precision motors

Nidec Automobile Motor (Zhejiang) Corporation(4)	China	30,438	Manufacture of automotive products

FIR Electromeccanica S.r.l(5)	Italy	30,300	Development and manufacture of appliance, commercial and industrial products

Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	28,476	Manufacture and sales of appliance, commercial and industrial products

Nidec Sankyo (Dongguan) Precision Corporation(4)	China	28,307	Manufacture of electronic and optical components

Nidec Motor Corporation Paragould, AR(1)	U.S.A.	28,000	Manufacture of appliance, commercial and industrial products

Nidec Sole Motor Corporation S.R.L.(1)	Italy	27,918	Development and manufacture of automotive products

Nidec Component Technology (Suzhou) Co., Ltd.(1)	China	27,292	Manufacture of electronic and optical components

Nidec Copal (Zhejiang) Co., Ltd.(5)	China	27,145	Manufacture of machinery and electronic and optical components

Nidec Tosok System Engineering (Zhejiang) Corporation(4)	China	26,480	Manufacture of automotive products

Nidec Sankyo Vietnam Corporation(2)	Vietnam	26,374	Manufacture of other small precision motors

Nidec Copal Electronics (Zhejiang) Co., Ltd.(5)	China	26,000	Manufacture of electronic and optical components

Nidec Sankyo Electronics (Dongguan) Corporation(4)	China	25,600	Manufacture of electronic and optical components

Facility name	Location	Floor space (square meters)	Principal products and function
The Imperial Electric Company(5)	U.S.A.	25,300	Development and manufacture of appliance, commercial and industrial products

Motores U.S. de Mexico S.A. de C.V.(1)	Mexico	25,000	Manufacture of appliance, commercial and industrial products

SC WADO Co., Ltd.(1)	Thailand	24,136	Manufacture of spindle motors for hard disk drives

Nidec Precision (Thailand) Co., Ltd. Ayutthaya Factory(1)	Thailand	23,300	Manufacture of spindle motors for hard disk drives

Higashifuji Shanghai Co., Ltd.(4)	China	22,895	Manufacture of automotive products

Nidec Seimitsu Vietnam Corporation(1)	Vietnam	22,291	Manufacture of other small precision motors

Emerson (China) Motor Co., Ltd.(4)	China	20,000	Manufacture of appliance, commercial and industrial products

Nidec Sole Motor Hungary K.F.T.(1)	Hungary	19,489	Manufacture of automotive products

Nidec (Shaoguan) Limited(4)	China	19,307	Manufacture of other small precision motors

Compania de Motores Domesticos, S.A. de C.V.(1)	Mexico	19,000	Manufacture of appliance, commercial and industrial products

Nidec Servo Vietnam Corporation(2)	Vietnam	18,000	Manufacture of other small precision motors

Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.(4)	China	17,400	Manufacture of machinery

Nidec Sankyo Singapore Pte. Ltd. PT Tanjung Harapan(4)	Indonesia	15,259	Manufacture of electronic and optical components

Nidec Tosok Precision Vietnam Co., Ltd.(2)	Vietnam	15,000	Manufacture of automotive products

Notes:

(1)	We own both the property and the facilities.
(2)	We lease the property and own the facilities.
(3)	Nidec Philippines Corporation leases the property from Nidec Development Philippines Corporation, a joint venture company with Prudential BK established for the purpose of purchasing land in the Philippines. We own the facilities.
(4)	We lease both the property and the facilities.
(5)	Facilities are partially owned and partially leased by us.

In addition to the above facilities, we have a number of other smaller factories located worldwide. In Japan, we also have sales and service offices which are located primarily in Tokyo, Nagoya, Osaka and Kyoto.

As of March 31, 2014, the aggregate book value of the land and buildings we owned was ¥143.1 billion, and the aggregate book value of machinery and equipment we owned was ¥137.4 billion. In addition to the property we own, we lease other equipment used in our operations.

For information on our plans for investments in manufacturing plants and facilities, see “—A. History and Development of the Company.” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

In the six months ended March 31, 2013, we experienced rapid and significant decreases in demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, and the utilization rate of some of our manufacturing facilities declined. In response, we implemented measures to streamline our business structure in an effort to optimize our manufacturing capacity and recover and improve our profitability. As part of such measures, we disposed of, or otherwise made adjustments to, some of our plants, equipment and other fixed assets in Asia. As a result, we recorded ¥10,300 million of losses on sales, disposal or impairment of property, plant and equipment in our audited consolidated cash flow statement for the fiscal year ended March 31, 2013. We also recorded losses in connection with our new sale and lease-back arrangements relating to certain manufacturing equipment and other fixed assets in Asia.

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

Introduction

We are one of the leading global manufacturers of electric motors and related components and equipment, particularly in the global market for spindle motors for hard disk drives. We manufacture and sell spindle motors for hard disk drives and various other small precision brushless direct current electricity, or DC, motors, as well as automotive, home appliance, commercial and industrial products through 27 subsidiaries in Japan and 202 subsidiaries in other countries, including China, Thailand, Vietnam, the United States, Singapore, Mexico, Indonesia, the Philippines, Taiwan, Germany, South Korea, Malaysia, the United Kingdom, India, Brazil, the Netherlands, France, Poland, Italy, Spain, Hungary, Canada, Colombia, Venezuela, Cambodia, Luxembourg, Romania, Russia, Turkey, and the United Arab Emirates, as of March 31, 2014.

Our Recent Acquisition Activities

As discussed in “Item 4.A. Information on the Company—History and Development of the Company,” we have sought growth by acquiring or investing in companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies. Our approach has been to identify underperforming companies with advanced products and technologies. We have recently entered into the following transactions:

•

In September 2013, Nidec Corporation made Nidec Seimitsu Corporation a wholly owned subsidiary through a share exchange transaction. Immediately prior to the share exchange transaction, Nidec Corporation held an 85.5% ownership interest, and Nidec Copal Corporation held the remaining 14.5% ownership interest, in Nidec Seimitsu. Nidec Corporation acquired the 14.5% interest in Nidec Seimitsu from Nidec Copal in exchange for 4,150 shares of Nidec Corporation common stock previously held in treasury.

•

In October 2013, we made Nidec Copal Corporation, a majority-owned subsidiary publicly traded in Japan, a wholly owned subsidiary through a share exchange transaction. Immediately prior to the share exchange transaction, we held a 66.5% ownership interest in Nidec Copal. We acquired the remaining ownership interest in Nidec Copal in exchange for 4,856,764 shares of our common stock previously held in treasury.

•

In October 2013, we made Nidec Tosok Corporation, a majority-owned subsidiary publicly traded in Japan, a wholly owned subsidiary through a share exchange transaction. Immediately prior to the share exchange transaction, we held a 72.3% ownership interest in Nidec Tosok. We acquired the remaining ownership interest in Nidec Tosok in exchange for 2,624,000 shares of our common stock previously held in treasury.

•

In January 2014, we acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation, a Japanese manufacturer of small motors, electric contact products and other products, for ¥5,228 million in cash to expand our automotive, appliance, commercial and industrial products business.

•

In March 2014, we acquired all of the voting rights in Honda Elesys Co., Ltd., a Japanese manufacturer of automobile electronic control units for car bodies, for ¥24,320 million in cash to expand our automotive, appliance, commercial and industrial products business.

•

In April 2014, we and Nidec Copal Electronics Corporation, a majority-owned subsidiary publicly traded in Japan in which we held an approximately 65.3% ownership interest as of March 31, 2014, entered into a share exchange agreement to acquire the remaining interest in Nidec Copal Electronics. The share exchange transaction is expected to become effective on October 1, 2014. An aggregate of 3,160,584 shares of our common stock held in treasury are expected to be delivered in connection with the share exchange transaction.

•

In April 2014, we and Nidec-Read Corporation, a majority-owned subsidiary publicly traded in Japan in which we held an approximately 65.5% ownership interest as March 31, 2014, entered into a share exchange agreement to acquire the remaining interest in Nidec-Read. The share exchange transaction is expected to become effective on October 1, 2014. An aggregate of 1,421,513 shares of our common stock held in treasury are expected to be delivered in connection with the share exchange transaction.

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

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than the Japanese yen, most significantly, the U.S. dollar. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. As of March 31, 2012, 2013 and 2014, the exchange rate of the yen against the U.S. dollar was ¥82.19, ¥94.05 and ¥102.92 to the U.S. dollar, respectively. As of June 6, 2014, the yen-U.S. dollar exchange rate was ¥102.50 to the U.S. dollar. We currently expect the Japanese yen to be stronger in the current fiscal year compared to the previous fiscal year. We are generally managing our foreign currency exposure consistent with such expectations.

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

Any appreciation of the Japanese yen particularly against the U.S. dollar and Euro generally has an adverse impact on our results of operations and financial condition, particularly our net sales and income from continuing operations before income taxes as well as our shareholders’ equity, as we have a substantial amount of sales of products and purchases of inventory denominated in these foreign currencies, and we have expanded, and continue to seek opportunities to expand, our overseas operations. Conversely, any future depreciation of the Japanese yen against the U.S. dollar and Euro is generally expected to have a positive impact on our results of operations and financial condition although the impact may be limited due to various factors. Such factors include an increase in costs and expenses incurred in U.S. dollars or Euro, as well as the recent shift in our financing strategy from short-term borrowings to long-term debt denominated in U.S. dollars, Euro and Japanese yen, as a result of which we may be more susceptible to market changes, including interest rate fluctuations.

See “Item 3.D. Key Information—Risk Factors—Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations and shareholders’ equity.”

Because of various subsidiary operations outside of Japan, we are also exposed to the risk of fluctuations in the Mexican peso and the Thai baht.

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

Other Recent Developments

Two-for-One Stock Split. Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. The stock split did not result in any change in the ratio of shares of our common stock per ADS, which has remained unchanged at one-fourth of one share of our common stock per ADS.

Issuance of Straight Bonds. In December 2013, we issued ¥50.0 billion aggregate principal amount of corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200 billion aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014.

In March 2014, we filed a shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan for the issuance from time to time of up to ¥200 billion aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration was intended to further enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

For further information, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Partial Early Redemption of Convertible Bonds. On September 20, 2013, the early redemption right attached to the aggregate principal amount of ¥100,000 million of euro yen convertible bonds due 2015, which we issued in September 2010, expired. Prior to the expiration of the early redemption right, holders of approximately ¥4,250 million aggregate principal amount of such convertible bonds exercised their right to redeem the bonds at 100% of their principal amount. As of March 31, 2014, the conversion price per share was ¥5,313, and the aggregate number of shares of our common stock into which the outstanding bonds would be converted, assuming that all of the outstanding stock acquisition rights were exercised, was 18,021,833.

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

Research and development expenses. Research and development expenses primarily related to personnel costs and depreciation of equipment relating to our research and development activities. For more information, see “—C. Research and Development, Patents and Licenses, etc.” and “Item 4.B. Information on the Company—Business Overview—Product Development and Engineering.”

Other income (expense). Other income (expense) consists primarily of foreign exchange gains or losses and gains or losses on marketable securities.

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years ended March 31:

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Net sales	¥682,320	¥709,270	¥875,109
Operating expenses:
Cost of products sold	523,729	572,634	674,699
Selling, general and administrative expenses	55,471	84,760	77,534
Research and development expenses	30,050	34,278	37,808

	609,250	691,672	790,041

Operating income	73,070	17,598	85,068

Other income (expense):
Interest and dividend income	1,634	1,831	2,376
Interest expense	(299)	(679)	(1,526)
Foreign exchange loss, net	(1,756)	(2,973)	(56)
(Loss) gain on marketable securities, net	(202)	(87)	245
Other, net	(1,591)	(2,292)	(1,443)

	(2,214)	(4,200)	(404)

Income from continuing operations before income taxes	70,856	13,398	84,664

Income taxes	(18,801)	(6,562)	(25,729)
Equity in net income (loss) of affiliated companies	0	13	(25)

Income from continuing operations	52,055	6,849	58,910
Loss on discontinued operations	(7,768)	—	—

Consolidated net income	44,287	6,849	58,910
Less: Net (income) loss attributable to noncontrolling interests	(3,556)	1,137	(2,506)

Net income attributable to Nidec Corporation	¥40,731	¥7,986	¥56,404

	Yen
Per share data:(1)
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥168.16	¥29.64	¥207.31
Loss on discontinued operations attributable to Nidec Corporation	(20.04)	—	—

Net income attributable to Nidec Corporation	148.12	29.64	207.31

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥157.20	¥27.49	¥193.96
Loss on discontinued operations attributable to Nidec Corporation	(18.75)	—	—

Net income attributable to Nidec Corporation	138.45	27.49	193.96

Cash dividends paid	¥45.00	¥45.00	¥42.50

Note:

(1)	Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. All prior per share amounts in this table have been retroactively adjusted to reflect the effect of the stock split.

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥46,242	¥7,986	¥56,404
Loss on discontinued operations attributable to Nidec Corporation	(5,511)	—	—

Net income attributable to Nidec Corporation	¥40,731	¥7,986	¥56,404

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

Pursuant to ASC 805 “Business Combinations,” our consolidated financial statements for the fiscal years ended March 31, 2012 and 2013 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the fiscal year ended March 31, 2013. During the three months ended September 30, 2013, we completed our valuation of such assets and liabilities of SCD and Nidec Kaiyu Auto Electric (Jiangsu).

We are currently evaluating the fair values of the assets acquired and liabilities assumed upon our acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Co., Ltd. These assets and liabilities have been reflected in our results of operations for the fiscal year ended, and our financial condition as of, March 31, 2014, based on management’s preliminary estimates as of March 31, 2014.

For more information, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Net Sales

The following table is a summary of our net sales for the years ended March 31, 2013 and 2014 by product category. For a detailed discussion of our product categories, see “Item 4.B. Information on the Company—Business Overview.”

	(Yen in millions)
	For the fiscal year ended March 31,
	2013	2014	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥165,427	¥185,506	¥20,079	12.1%
Other small precision motors	154,297	177,007	22,710	14.7%

Sub-total	319,724	362,513	42,789	13.4%
Automotive, appliance, commercial and industrial products	248,464	345,236	96,772	38.9%
Machinery	63,526	86,955	23,429	36.9%
Electronic and optical components	69,188	72,845	3,657	5.3%
Others	8,368	7,560	(808)	(9.7)%

Consolidated total	¥709,270	¥875,109	¥165,839	23.4%

Our net sales increased ¥165,839 million, or 23.4%, from ¥709,270 million for the year ended March 31, 2013 to ¥875,109 million for the year ended March 31, 2014. This increase was due in part to the net sales of newly consolidated subsidiaries, including:

•

Nidec ASI S.p.A. (renamed from “Ansaldo Sistemi Industriali S.p.A.”) and its subsidiaries (“Nidec ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012,

•

Nidec Avtron Automation Corporation (renamed from “Avtron Industrial Automation, Inc.”) and its subsidiaries (“Nidec Avtron”), a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, which we acquired in September 2012,

•	SCD Co., Ltd., a South Korean manufacturer of motors and motor drive units, which we acquired in October 2012,

•	Nidec Kinetek Corporation (renamed from “Kinetek Group Inc.”) (“Nidec Kinetek”), a U.S. manufacturer of commercial motors, which we acquired in November 2012,

•

Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. (renamed from “Jiangsu Kaiyu Auto Appliance Co., Ltd.”) (“Nidec Kaiyu”), a Chinese manufacturer of brush motors for electric power steering systems and automotive fans, which we acquired in December 2012, and

•

Nidec Sankyo CMI Corporation (renamed from “Mitsubishi Materials C.M.I. Corporations”) and its subsidiaries (“Nidec Sankyo CMI”), a Japanese manufacturer of small motors, electric contact products and other products, which we acquired in January 2014.

Excluding the impact of the contributions of the newly consolidated subsidiaries, our net sales increased ¥118,047 million, or 17.6%, from ¥671,538 million for the year ended March 31, 2013 to ¥789,585 million for the year ended March 31, 2014. This was mainly due to an increase in sales of products in the “automotive, appliance, commercial and industrial products” product category.

The average exchange rate between the Japanese yen and the U.S. dollar for the year ended March 31, 2014 was ¥100.24 to the dollar, which represents a depreciation of the Japanese yen against the U.S. dollar of ¥17.14, or approximately 21%, compared to the year ended March 31, 2013. The average exchange rate between the Japanese yen and the Euro for the year ended March 31, 2014 was ¥134.37 to the Euro, which represents a depreciation of the Japanese yen against the Euro of ¥27.23, or approximately 25%, compared to the year ended March 31, 2013. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥118,200 million for the year ended March 31, 2014, compared to the year ended March 31, 2013.

(Small precision motors)

Net sales of small precision motors increased ¥42,789 million, or 13.4%, from ¥319,724 million for the year ended March 31, 2013 to ¥362,513 million for the year ended March 31, 2014. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥20,079 million, or 12.1%, from ¥165,427 million for the year ended March 31, 2013 to ¥185,506 million for the year ended March 31, 2014. The positive effect of foreign currency exchange rate fluctuations more than offset the negative impact of an approximately 3% decline in the number of units sold of small precision motors for hard disk drives for the year ended March 31, 2014 compared to the year ended March 31, 2013. We do not expect a recovery in the number of units sold at least during the remainder of the year ending March 31, 2015, as we anticipate demand for personal computers and other devices containing our products will remain stagnant mainly due to weak spending and shifts in device preferences.

Net sales of hard disk drives spindle motors accounted for 23.3% of total net sales for the year ended March 31, 2013 and 21.2% of total net sales for the year ended March 31, 2014.

Other small precision motors

Net sales of other small precision motors increased ¥22,710 million, or 14.7%, from ¥154,297 million for the year ended March 31, 2013 to ¥177,007 million for the year ended March 31, 2014. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar.

Net sales of other small precision motors accounted for 21.8% of total net sales for the year ended March 31, 2013 and 20.2% of total net sales for the year ended March 31, 2014.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥96,772 million, or 38.9%, from ¥248,464 million for the year ended March 31, 2013 to ¥345,236 million for the year ended March 31, 2014.

Net sales of appliance, commercial and industrial products for the year ended March 31, 2014 increased 42.2% compared to the year ended March 31, 2013. This increase was primarily due to larger sales of motors for air conditioning equipment, and the contribution of sales of Nidec ASI, Nidec Avtron and Nidec Kinetek, which were not consolidated for the full fiscal year ended March 31, 2013, as well as the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for the year ended March 31, 2014 increased 32.9% compared to the year ended March 31, 2013. This was primarily due to the contribution of Nidec Sankyo CMI, which was newly consolidated in January 2014, and the commencement of mass-production of new product models of motors for electric power steering and other products and the commencement of mass-production of other new automotive product models for new customers, as well as the positive effect of the foreign currency exchange rate fluctuations.

The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥48,900 million for the year ended March 31, 2014 compared to the year ended March 31, 2013.

Net sales of our automotive, appliance, commercial and industrial products accounted for 35.0% of our total net sales for the year ended March 31, 2013 and 39.5% of total net sales for the year ended March 31, 2014.

(Machinery)

Net sales of our machinery increased ¥23,429 million, or 36.9%, from ¥63,526 million for the year ended March 31, 2013 to ¥86,955 million for the year ended March 31, 2014. The increase was mainly due to an increase of ¥15,510 million, or 90.9%, in sales of LCD panel handling robots and card readers at the Nidec Sankyo group.

Net sales of our machinery accounted for 9.0% of our total net sales for the year ended March 31, 2013 and 9.9% of total net sales for the year ended March 31, 2014.

(Electronic and optical components)

Net sales of our electronic and optical components increased ¥3,657 million, or 5.3%, from ¥69,188 million for the year ended March 31, 2013 to ¥72,845 million for the year ended March 31, 2014. This was mainly due to an increase of ¥2,842 million, or 17.7%, in sales of household equipment at the Nidec Copal Electronics group.

Net sales of electronic and optical components accounted for 9.7% of our total net sales for the year ended March 31, 2013 and 8.3% of total net sales for the year ended March 31, 2014.

(Others)

Net sales of our other products decreased ¥808 million, or 9.7%, from ¥8,368 million for the year ended March 31, 2013 to ¥7,560 million for the year ended March 31, 2014.

Net sales of other products accounted for 1.2% of total net sales for the year ended March 31, 2013 and 0.9% of total net sales for the year ended March 31, 2014.

Cost of Products Sold

Our cost of products sold increased ¥102,065 million, or 17.8%, from ¥572,634 million for the year ended March 31, 2013 to ¥674,699 million for the year ended March 31, 2014. Excluding the impact of Nidec ASI, Nidec Avtron, SCD, Nidec Kinetek, Nidec Kaiyu and Nidec Sankyo CMI (the “Newly Consolidated Subsidiaries”), our cost of products sold increased ¥66,419 million, or 12.2%, from ¥542,293 million for the year ended March 31, 2013 to ¥608,712 million for the year ended March 31, 2014. This increase mainly corresponded to the overall increase in sales, and reflected the depreciation of the Japanese yen against other currencies.

As a percentage of net sales, our cost of products sold decreased from 80.7% for the year ended March 31, 2013 to 77.1% for the year ended March 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold decreased from 80.8% for the year ended March 31, 2013 to 77.1% for the year ended March 31, 2014. This decrease was mainly due to the impact of increases in the numbers of units sold of products with higher margins, improved fixed costs per unit compared to the year ended March 31, 2013 when we recorded losses on inventory write-offs resulting from rapid and significant declines in sales of some of our major products, and lower raw material costs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased ¥7,226 million, or 8.5%, from ¥84,760 million for the year ended March 31, 2013 to ¥77,534 million for the year ended March 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses decreased ¥12,699 million, or 16.6%, from ¥76,682 million for the year ended March 31, 2013 to ¥63,983 million for the year ended March 31, 2014. This decrease mainly reflected the losses related to fixed assets recorded in the year ended March 31, 2013 in connection with the measures we implemented to streamline our business structure and the losses recognized when we entered into the sale-and-lease back arrangements relating to certain manufacturing equipment and other fixed assets in Asia in the second half of the year ended March 31, 2013, as we experienced rapid and significant declines in demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment.

As a percentage of net sales, selling, general and administrative expenses decreased from 12.0% for the year ended March 31, 2013 to 8.9% for the year ended March 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 11.4% for the year ended March 31, 2013 to 8.1% for the year ended March 31, 2014.

Research and Development Expenses

Our research and development expenses increased ¥3,530 million, or 10.3%, from ¥34,278 million for the year ended March 31, 2013 to ¥37,808 million for the year ended March 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥2,587 million, or 7.7%, from ¥33,525 million for the year ended March 31, 2013 to ¥36,112 million for the year ended March 31, 2014. This increase was mainly due to our increased spending on research and development activities relating to products in the automotive, appliance, commercial and industrial products category and the small precision motors category.

For further information on our research and development expenses, including a discussion on an operating segment basis, see “—C. Research and Development, Patents and Licenses, etc.”

As a percentage of net sales, research and development expenses decreased from 4.8% for the year ended March 31, 2013 to 4.3% for the year ended March 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses decreased from 5.0% for the year ended March 31, 2013 to 4.6% for the year ended March 31, 2014.

Operating Income

As a result of the foregoing, our operating income increased ¥67,470 million from ¥17,598 million for the year ended March 31, 2013 to ¥85,068 million for the year ended March 31, 2014.

As a percentage of net sales, operating income increased from 2.5% for the year ended March 31, 2013 to 9.7% for the year ended March 31, 2014.

Other Income (Expense)

Our other expenses decreased ¥3,796 million, or 90.4%, from ¥4,200 million for the year ended March 31, 2013 to ¥404 million for the year ended March 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses decreased ¥3,915 million, or 96.9%, from ¥4,042 million for the year ended March 31, 2013 to ¥127 million for the year ended March 31, 2014. This decrease was mainly due to a decrease in foreign exchange loss.

Our foreign exchange loss decreased ¥2,917 million, or 98.1%, from ¥2,973 million for the year ended March 31, 2013 to ¥56 million for the year ended March 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, we recorded foreign exchange gain of ¥263 million for the year ended March 31, 2014, compared to foreign exchange loss of ¥2,984 million for the year ended March 31, 2013. This improvement was mainly due to the depreciation in the value of the Japanese yen against the relevant foreign currencies, as well as lower translation losses on foreign currency-denominated liabilities compared to the year ended March 31, 2013.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2012	March 31, 2013	Fluctuation from March 31, 2012 to March 31, 2013	March 31, 2014	Fluctuation from March 31, 2013 to March 31, 2014
U.S. Dollar ($1.00)	¥82.19	¥94.05	¥11.86	¥102.92	¥8.87
Euro (€1.00)	¥109.80	¥120.73	¥10.93	¥141.65	¥20.92

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥71,266 million from ¥13,398 million for the year ended March 31, 2013 to ¥84,664 million for the year ended March 31, 2014.

As a percentage of net sales, our income from continuing operations before income taxes increased from 1.9% for the year ended March 31, 2013 to 9.7% for the year ended March 31, 2014.

Income Taxes

Our income taxes increased ¥19,167 million from ¥6,562 million for the year ended March 31, 2013 to ¥25,729 million for the year ended March 31, 2014. This increase was primarily due to the increase in income before income taxes.

The effective income tax rate decreased approximately 18.6 percentage points from 49.0% for the year ended March 31, 2013 to 30.4% for the year ended March 31, 2014. This was mainly due to provision for valuation allowance relating to the tax losses at some of our subsidiaries carried forward for the year ended March 31, 2013, which was more than offset by reversal of valuation allowance for the year ended March 31, 2014 at some of our other subsidiaries due to recovery in their business performance.

For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Equity in Net Income (Loss) of Affiliated Companies

We recorded equity in net loss of ¥25 million for the year ended March 31, 2014, compared to equity in net income of ¥13 million for the year ended March 31, 2013.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥52,061 million from ¥6,849 million for the year ended March 31, 2013 to ¥58,910 million for the year ended March 31, 2014.

Net (Income) Loss Attributable to Noncontrolling Interests

We had net income attributable to noncontrolling interests in the amount of ¥2,506 million for the year ended March 31, 2014, compared to net loss attributable to noncontrolling interests in the amount of ¥1,137 million for the year ended March 31, 2013. This was primarily due to higher profits of group companies in which we own less than 100%, including the Nidec Copal Electronics group.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥48,418 million from ¥7,986 million for the year ended March 31, 2013 to ¥56,404 million for the year ended March 31, 2014.

As a percentage of net sales, our net income attributable to Nidec Corporation increased from 1.1% for the year ended March 31, 2013 to 6.4% for the year ended March 31, 2014.

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

Our net sales increased ¥26,950 million, or 3.9%, from ¥682,320 million for the year ended March 31, 2012 to ¥709,270 million for the year ended March 31, 2013. This increase was mainly due to the net sales of subsidiaries that were recently consolidated, including:

•	Nidec Seimitsu Corporation and its subsidiaries (“Nidec Seimitsu”), a Japanese manufacturer of vibration motors for mobile phones and other small precision DC motors, which we acquired in July 2011,

•	Nidec Minster Corporation (renamed from “The Minster Machine Company”) and its subsidiaries (“Nidec Minster”), a U.S. manufacturer of press machines, which we acquired in April 2012,

•

Nidec ASI S.p.A. (renamed from “Ansaldo Sistemi Industriali S.p.A.”) and its subsidiaries (“Nidec ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012,

•

Nidec Avtron Automation Corporation (renamed from “Avtron Industrial Automation, Inc.”) and its subsidiaries (“Nidec Avtron”), a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, which we acquired in September 2012,

•	SCD Co., Ltd. (“SCD”), a South Korean manufacturer of motors and motor drive units, which we acquired in October 2012, and

•	Nidec Kinetek Corporation (renamed from “Kinetek Group Inc.”) (“Nidec Kinetek”), a U.S. manufacturer of commercial motors, which we acquired in November 2012.

Excluding the impact of the contributions of these recently consolidated subsidiaries, our net sales decreased ¥27,225 million, or 4.1%, from ¥670,301 million for the year ended March 31, 2012 to ¥643,076 million for the year ended March 31, 2013. This was mainly due to decreases in sales of products in the “small precision motors” and “machinery” categories primarily due to weaker demand for such products particularly in the second half of the fiscal year ended March 31, 2013.

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

Net sales of our automotive, appliance, commercial and industrial products increased ¥39,935 million, or 19.2%, from ¥208,529 million for the year ended March 31, 2012 to ¥248,464 million for the year ended March 31, 2013. This increase was primarily due to the contributions of Nidec ASI, Avtron and Kinetek. Excluding the impact of these subsidiaries that were newly consolidated, net sales of automotive, appliance, commercial and industrial products increased ¥3,580 million, or 1.7%, from ¥208,529 million for the year ended March 31, 2012 to ¥212,109 million for the year ended March 31, 2013. This increase consisted of a ¥1,239 million, or 1.0%, increase in sales of appliance, commercial and industrial products a ¥2,341 million, or 2.8%, increase in sales of automotive products between the two periods. The increase in sales of appliance, commercial and industrial products was primarily due to stronger demand in China at Nidec Techno Motor. The increase in sales of appliance, commercial and industrial products was partially offset by a decrease in sales of Nidec Motor Corporation, primarily reflecting weaker market demand for home appliances in Europe and the United States. The increase in sales of automotive products was mainly due to an approximately 13% increase in sales of automotive motors for electric power steering at Nidec Corporation and its direct-line subsidiaries primarily as a result of our efforts to expand our customer base. The increase in sales of the automotive products was partially offset by a decrease in sales of Nidec Motors & Actuators Corporation.

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

Cost of Products Sold

Our cost of products sold increased ¥48,905 million, or 9.3%, from ¥523,729 million for the year ended March 31, 2012 to ¥572,634 million for the year ended March 31, 2013. Excluding the impact of Nidec Seimitsu, Nidec Minster, Nidec ASI, Nidec Avtron, Nidec Kinetek and SCD (the “Recently Consolidated Subsidiaries”), our cost of products sold increased ¥5,143 million, or 1.0%, from ¥513,402 million for the year ended March 31, 2012 to ¥518,545 million for the year ended March 31, 2013. This increase was mainly due to higher raw material and labor costs.

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥29,289 million, or 52.8%, from ¥55,471 million for the year ended March 31, 2012 to ¥84,760 million for the year ended March 31, 2013. Excluding the impact of the Recently Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥17,461 million, or 32.1%, from ¥54,319 million for the year ended March 31, 2012 to ¥71,780 million for the year ended March 31, 2013. This increase was mainly due to personnel expenses and losses related to fixed assets, which were incurred or recorded in connection with the measures we implemented to streamline our business structure and our new sale and lease-back arrangements relating to certain manufacturing equipment and other fixed assets in Asia, as we experienced rapid and significant declines in demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, in the second half of the year ended March 31, 2013. As a result, our losses related to fixed assets and personnel expenses related to severance payments increased ¥12,704 million and ¥1,762 million, respectively, for the year ended March 31, 2013 compared to the previous year.

As a percentage of net sales, selling, general and administrative expenses increased from 8.1% for the year ended March 31, 2012 to 12.0% for the year ended March 31, 2013. Excluding the impact of the Recently Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses increased from 8.1% for the year ended March 31, 2012 to 11.2% for the year ended March 31, 2013.

Research and Development Expenses

Our research and development expenses increased ¥4,228 million, or 14.1%, from ¥30,050 million for the year ended March 31, 2012 to ¥34,278 million for the year ended March 31, 2013. Excluding the impact of the Recently Consolidated Subsidiaries, our research and development expenses increased ¥3,115 million, or 10.4%, from ¥30,002 million for the year ended March 31, 2012 to ¥33,117 million for the year ended March 31, 2013. This increase was mainly due to our increased investments in research and development activities relating to products in the “automotive, appliance, commercial and industrial products” category and the “small precision motors” category.

For further information on our research and development expenses, including a discussion on an operating segment basis, see “—C. Research and Development, Patents and Licenses, etc.”

As a percentage of net sales, research and development expenses increased from 4.4% for the year ended March 31, 2012 to 4.8% for the year ended March 31, 2013. Excluding the impact of the Recently Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses increased from 4.5% for the year ended March 31, 2012 to 5.1% for the year ended March 31, 2013.

Operating Income

As a result of the foregoing, our operating income decreased ¥55,472 million, or 75.9%, from ¥73,070 million for the year ended March 31, 2012 to ¥17,598 million for the year ended March 31, 2013.

As a percentage of net sales, operating income decreased from 10.7% for the year ended March 31, 2012 to 2.5% for the year ended March 31, 2013.

Other Income (Expense)

Our other expenses increased ¥1,986 million, or 89.7%, from ¥2,214 million for the year ended March 31, 2012 to ¥4,200 million for the year ended March 31, 2013. Excluding the impact of the Recently Consolidated Subsidiaries, our other expenses increased ¥2,659 million, or 115.9%, from ¥2,295 million for the year ended March 31, 2012 to ¥4,954 million for the year ended March 31, 2013. This increase was mainly due to an increase in foreign exchange loss.

Our foreign exchange loss increased ¥1,217 million, or 69.3%, from ¥1,756 million for the year ended March 31, 2012 to ¥2,973 million for the year ended March 31, 2013. Excluding the impact of the Recently Consolidated Subsidiaries, our foreign exchange loss increased ¥2,030 million, or 108.8%, from ¥1,865 million for the year ended March 31, 2012 to ¥3,895 million for the year ended March 31, 2013. This increase was mainly due to an increase in U.S. dollar-denominated liabilities for the year ended March 31, 2013 compared to the year ended March 31, 2012, despite the depreciation of the Japanese yen against the U.S. dollar on an average basis between the two periods.

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

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥57,458 million, or 81.1%, from ¥70,856 million for the year ended March 31, 2012 to ¥13,398 million for the year ended March 31, 2013.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 10.4% for the year ended March 31, 2012 to 1.9% for the year ended March 31, 2013.

Income Taxes

Our income taxes decreased ¥12,239 million, or 65.1%, from ¥18,801 million for the year ended March 31, 2012 to ¥6,562 million for the year ended March 31, 2013. This was primarily due to the decrease in income from continuing operations before income taxes.

The effective income tax rate increased 22.5 percentage points from 26.5% for the year ended March 31, 2012 to 49.0% for the year ended March 31, 2013. The increase was mainly due to an increase in valuation allowance relating to deferred tax assets of consolidated subsidiaries with operating losses carryforwards for tax purposes that are not expected to be realized. On the other hand, the tax benefit in subsidiaries in Thailand, Philippines and China had an effect of reducing the effective tax rate.

For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Equity in Net Income of Affiliated Companies

Equity in net income of affiliated companies increased ¥13 million from less than ¥1 million for the year ended March 31, 2012 to ¥13 million for the year ended March 31, 2013.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥45,206 million, or 86.8%, from ¥52,055 million for the year ended March 31, 2012 to ¥6,849 million for the year ended March 31, 2013.

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

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥37,438 million, or 84.5%, from ¥44,287 million for the year ended March 31, 2012 to ¥6,849 million for the year ended March 31, 2013.

Net Income Attributable to Noncontrolling Interests

We had net loss attributable to noncontrolling interests in the amount of ¥1,137 million for the year ended March 31, 2013, compared to net income attributable to noncontrolling interests in the amount of ¥3,556 million for the year ended March 31, 2012. This was primarily due to losses and lower profits of group companies in which we own less than 100%, including the Nidec Copal group. The losses and lower profits were mainly due to rapidly declining demand for components for compact digital cameras in the second half of the year ended March 31, 2013. In addition, Nidec Sankyo Corporation, a consolidated subsidiary in which we previously held a 77.1% ownership interest, became a wholly owned subsidiary in October 2012.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥32,745 million, or 80.4%, from ¥40,731 million for the year ended March 31, 2012 to ¥7,986 million for the year ended March 31, 2013.

As a percentage of net sales, our net income attributable to Nidec Corporation decreased from 6.0% for the year ended March 31, 2012 to 1.1% for the year ended March 31, 2013.

Segment Information

Based on the applicable criteria set forth in ASC 280 “Segment Reporting”, we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, leases, and some expenses relating to our recent business structure streamlining efforts. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the years ended March 31, 2012, 2013 and 2014. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the years ended March 31, 2012, 2013 and 2014:

	Year ended March 31,
	2012	2013	2014
	(in millions)
Nidec Corporation
Net sales to external customers	¥46,901	¥23,748	¥27,599
Net sales to other operating segments	100,064	108,282	138,354

Sub total	146,965	132,030	165,953
Nidec Electronics (Thailand)
Net sales to external customers	64,226	63,349	67,623
Net sales to other operating segments	36,649	35,492	43,982

Sub total	100,875	98,841	111,605
Nidec (Zhejiang)
Net sales to external customers	26,430	21,109	18,017
Net sales to other operating segments	3,617	2,977	5,011

Sub total	30,047	24,086	23,028
Nidec (Dalian)
Net sales to external customers	4,269	3,648	1,940
Net sales to other operating segments	15,471	11,117	10,559

Sub total	19,740	14,765	12,499
Nidec Singapore
Net sales to external customers	34,220	50,039	57,893
Net sales to other operating segments	448	709	749

Sub total	34,668	50,748	58,642
Nidec (H.K.)
Net sales to external customers	50,748	52,028	69,890
Net sales to other operating segments	1,162	1,734	1,339

Sub total	51,910	53,762	71,229
Nidec Philippines
Net sales to external customers	15,326	14,707	19,573
Net sales to other operating segments	24,390	25,682	29,266

Sub total	39,716	40,389	48,839
Nidec Sankyo
Net sales to external customers	78,589	73,201	98,564
Net sales to other operating segments	396	300	312

Sub total	78,985	73,501	98,876
Nidec Copal
Net sales to external customers	51,124	49,627	47,023
Net sales to other operating segments	2,318	2,093	2,318

Sub total	53,442	51,720	49,341
Nidec Tosok
Net sales to external customers	33,358	31,090	36,854
Net sales to other operating segments	150	190	171

Sub total	33,508	31,280	37,025

	Year ended March 31,
	2012	2013	2014
	(in millions)
Nidec Copal Electronics
Net sales to external customers	29,098	26,845	31,295
Net sales to other operating segments	20	20	11

Sub total	29,118	26,865	31,306
Nidec Techno Motor
Net sales to external customers	40,058	39,940	50,691
Net sales to other operating segments	952	3,143	4,041

Sub total	41,010	43,083	54,732
Nidec Motor
Net sales to external customers	83,999	119,093	175,854
Net sales to other operating segments	30	154	80

Sub total	84,029	119,247	175,934
Nidec Motor & Actuators
Net sales to external customers	44,748	44,707	64,420
Net sales to other operating segments	11,607	15,170	20,213

Sub total	56,355	59,877	84,633
All Others
Net sales to external customers	78,268	96,236	106,996
Net sales to other operating segments	53,061	55,834	73,029

Sub total	131,329	152,070	180,025
Total
Net sales to external customers	681,362	709,367	874,232
Net sales to other operating segments	250,335	262,897	329,435

Adjustments(1)	958	(97)	877
Inter segment elimination	(250,335)	(262,897)	(329,435)

Consolidated total (net sales)	¥682,320	¥709,270	¥875,109

Note:

(1)	See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

	Year ended March 31,
	2012	2013	2014
	(in millions)
Operating income or loss:
Nidec Corporation	¥7,497	¥(4,856)	¥4,865
Nidec Electronics (Thailand)	15,027	10,525	12,781
Nidec (Zhejiang)	774	(2,689)	(243)
Nidec (Dalian)	431	(409)	475
Nidec Singapore	781	1,115	709
Nidec (H.K.)	359	146	483
Nidec Philippines	7,799	4,883	6,037
Nidec Sankyo	7,414	4,181	10,392
Nidec Copal	6,384	(3,192)	(1,323)
Nidec Tosok	3,140	1,715	3,186
Nidec Copal Electronics	4,194	3,277	5,288
Nidec Techno Motor	4,591	4,168	6,671
Nidec Motor	2,111	723	9,314
Nidec Motors & Actuators	3,126	3,447	5,334
All Others	11,201	10,540	18,911

Total	74,829	33,574	82,880

Adjustments(1)	(1,759)	(15,976)	2,188

Consolidated total	¥73,070	¥17,598	¥85,068

Note:

(1)	See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Nidec Corporation Segment

Net sales of Nidec Corporation increased ¥33,923 million, or 25.7%, from ¥132,030 million for the year ended March 31, 2013 to ¥165,953 million for the year ended March 31, 2014. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and an increase in demand for electric power steering systems for automobiles. Net sales to external customers of Nidec Corporation increased ¥3,851 million, or 16.2%, from ¥23,748 million for the year ended March 31, 2013 to ¥27,599 million for the year ended March 31, 2014. Net sales to other operating segments of Nidec Corporation increased ¥30,072 million, or 27.8%, from ¥108,282 million for the year ended March 31, 2013 to ¥138,354 million for the year ended March 31, 2014. Nidec Corporation had operating income of ¥4,865 million for the year ended March 31, 2014, compared to operating loss of ¥4,856 million for the year ended March 31, 2013. This improvement was primarily due to an increase in royalty and commission fees mainly from subsidiaries in other segments that manufacture small precision motors, in addition to the increase in sales.

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

Nidec Electronics (Thailand) Segment

Net sales of Nidec Electronics (Thailand) increased ¥12,764 million, or 12.9%, from ¥98,841 million for the year ended March 31, 2013 to ¥111,605 million for the year ended March 31, 2014. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Thai baht, despite the decrease in demand for hard disk drives spindle motors. Operating income of Nidec Electronics (Thailand) increased ¥2,256 million, or 21.4%, from ¥10,525 million for the year ended March 31, 2013 to ¥12,781 million for the year ended March 31, 2014. This increase was primarily due to decreases in depreciation and losses on inventory write-offs relating to excess inventories to nil for the year ended March 31, 2014, in addition to the increase in sales.

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

Nidec (Zhejiang) Segment

Net sales of Nidec (Zhejiang) decreased ¥1,058 million, or 4.4%, from ¥24,086 million for the year ended March 31, 2013 to ¥23,028 million for the year ended March 31, 2014. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors, despite the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating loss of Nidec (Zhejiang) decreased ¥2,446 million from ¥2,689 million for the year ended March 31, 2013 to ¥243 million for the year ended March 31, 2014. The smaller loss was primarily due to cost reduction mainly resulting from the business structure streamlining measures that were implemented during the previous fiscal year.

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

Nidec (Dalian) Segment

Net sales of Nidec (Dalian) decreased ¥2,266 million, or 15.3%, from ¥14,765 million for the year ended March 31, 2013 to ¥12,499 million for the year ended March 31, 2014. This decrease was primarily due to the negative impact of the transfer of a portion of the DC motor and DC fan manufacturing operations to the All Others segment. However, Nidec (Dalian) had operating income of ¥475 million for the year ended March 31, 2014, compared to operating loss of ¥409 million for the year ended March 31, 2013. This improvement was primarily due to increased sales of products with higher margins resulting from changes in the product mix.

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

Nidec Singapore Segment

Net sales of Nidec Singapore increased ¥7,894 million, or 15.6%, from ¥50,748 million for the year ended March 31, 2013 to ¥58,642 million for the year ended March 31, 2014. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite the decrease in demand for hard disk drives spindle motors. However, operating income of Nidec Singapore decreased ¥406 million, or 36.4%, from ¥1,115 million for the year ended March 31, 2013 to ¥709 million for the year ended March 31, 2014. This decrease was primarily due to an increase in depreciation resulting from increased investments in property, plant and equipment.

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

Nidec (H.K.) Segment

Net sales of Nidec (H.K.) increased ¥17,467 million, or 32.5%, from ¥53,762 million for the year ended March 31, 2013 to ¥71,229 million for the year ended March 31, 2014. This increase was primarily due to the depreciation of the Japanese yen against the Hong Kong dollar and an increase in demand for DC motors. Operating income of Nidec (H.K.) increased ¥337 million, from ¥146 million for the year ended March 31, 2013 to ¥483 million for the year ended March 31, 2014. This increase was primarily due to the increase in sales.

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

Nidec Philippines Segment

Net sales of Nidec Philippines increased ¥8,450 million, or 20.9%, from ¥40,389 million for the year ended March 31, 2013 to ¥48,839 million for the year ended March 31, 2014. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Philippines increased ¥1,154 million, or 23.6%, from ¥4,883 million for the year ended March 31, 2013 to ¥6,037 million for the year ended March 31, 2014. This increase was primarily due to a decrease in depreciation of property, plant and equipment, in addition to the increase in sales.

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

Nidec Sankyo Segment

Net sales of Nidec Sankyo increased ¥25,375 million, or 34.5%, from ¥73,501 million for the year ended March 31, 2013 to ¥98,876 million for the year ended March 31, 2014. This increase was primarily due to increases in sales of LCD panel handling robots and card readers and the contribution of the newly consolidated subsidiaries, including SCD and Nidec Sankyo CMI, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Sankyo increased ¥6,211 million from ¥4,181 million for the year ended March 31, 2013 to ¥10,392 million for the year ended March 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Sankyo decreased ¥5,484 million, or 6.9%, from ¥78,985 million for the year ended March 31, 2012 to ¥73,501 million for the year ended March 31, 2013. This decrease was primarily due to a decrease in sales of LCD panel handling robots resulting from declining demand for LCD television sets. Operating income of Nidec Sankyo decreased ¥3,233 million, or 43.6%, from ¥7,414 million for the year ended March 31, 2012 to ¥4,181 million for the year ended March 31, 2013. This decrease was primarily due to higher overseas manufacturing costs, including labor costs, and the negative effect of changes in the product mix, in addition to the decrease in sales.

Nidec Copal Segment

Net sales of Nidec Copal decreased ¥2,379 million, or 4.6%, from ¥51,720 million for the year ended March 31, 2013 to ¥49,341 million for the year ended March 31, 2014. This decrease was primarily due to the declining digital camera market, adversely affecting the sales of shutters for digital cameras, despite the launch of new product models and the depreciation of the Japanese yen against the U.S. dollar and the Thai baht. Operating loss of Nidec Copal decreased ¥1,869 million, or 58.6%, from ¥3,192 million for the year ended March 31, 2013 to ¥1,323 million for the year ended March 31, 2014. The smaller loss was primarily due to our efforts to lower fixed costs.

Net sales of Nidec Copal decreased ¥1,722 million, or 3.2%, from ¥53,442 million for the year ended March 31, 2012 to ¥51,720 million for the year ended March 31, 2013. This decrease was primarily due to rapidly and significantly declining demand for our silent geared motors for digital still cameras and reduced orders for system units during the second half of the year ended March 31, 2013. Nidec Copal had operating loss of ¥3,192 million for the year ended March 31, 2013, compared to operating income of ¥6,384 million for the year ended March 31, 2012. This decrease was primarily due to significant declines in the operation rates and the capacity utilization rates of manufacturing facilities due to rapidly declining demand for our products.

Nidec Tosok Segment

Net sales of Nidec Tosok increased ¥5,745 million, or 18.4%, from ¥31,280 million for the year ended March 31, 2013 to ¥37,025 million for the year ended March 31, 2014. This increase was primarily due to the commencement of mass-production of new product models of automotive products for new customers and the depreciation of the Japanese yen against the Chinese yuan. Operating income increased ¥1,471 million, or 85.8%, from ¥1,715 million for the year ended March 31, 2013 to ¥3,186 million for the year ended March 31, 2014. This increase was primarily due to the increase in sales and our cost reduction measures.

Net sales of Nidec Tosok decreased ¥2,228 million, or 6.6%, from ¥33,508 million for the year ended March 31, 2012 to ¥31,280million for the year ended March 31, 2013. This decrease was primarily due to lower demand for automotive parts in the Chinese and European markets. Operating income decreased ¥1,425 million, or 45.4%, from ¥3,140 million for the year ended March 31, 2012 to ¥1,715 million for the year ended March 31, 2013. This decrease was primarily due to an increase in fixed costs resulting from investments to enhance the manufacturing and research and development operations, in addition to the decrease in sales.

Nidec Copal Electronics Segment

Net sales of Nidec Copal Electronics increased ¥4,441 million, or 16.5%, from ¥26,865 million for the year ended March 31, 2013 to ¥31,306 million for the year ended March 31, 2014. This increase was mainly due to increases in sales of such products as motors for gaming consoles and components for household equipment. Operating income increased ¥2,011 million, or 61.4%, from ¥3,277 million for the year ended March 31, 2013 to ¥5,288 million for the year ended March 31, 2014. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

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

Nidec Techno Motor Segment

Net sales of Nidec Techno Motor increased ¥11,649 million, or 27.0%, from ¥43,083 million for the year ended March 31, 2013 to ¥54,732 million for the year ended March 31, 2014. This increase was primarily due to an increase in sales of motors for air conditioning equipment in Asia, in addition to the depreciation of the Japanese yen against the Chinese yuan. Operating income increased ¥2,503 million, or 60.1%, from ¥4,168 million for the year ended March 31, 2013 to ¥6,671 million for the year ended March 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Techno Motor increased ¥2,073 million, or 5.1%, from ¥41,010 million for the year ended March 31, 2012 to ¥43,083 million for the year ended March 31, 2013. This increase was primarily due to stronger demand for home appliance motors in China. However, operating income decreased ¥423 million, or 9.2%, from ¥4,591 million for the year ended March 31, 2012 to ¥4,168 million for the year ended March 31, 2013. This decrease was primarily due to the negative effect of changes in the product mix and losses on inventory write-offs relating to excess inventories.

Nidec Motor Segment

Net sales of Nidec Motor increased ¥56,687 million, or 47.5%, from ¥119,247 million for the year ended March 31, 2013 to ¥175,934 million for the year ended March 31, 2014. This increase was primarily due to the contribution of the newly consolidated subsidiaries, including Nidec ASI, Nidec Avtron and Nidec Kinetek, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥8,591 million from ¥723 million for the year ended March 31, 2013 to ¥9,314 million for the year ended March 31, 2014. This increase was primarily due to the positive impact of the newly consolidated subsidiaries and the increase in sales.

Net sales of Nidec Motor increased ¥35,218 million, or 41.9%, from ¥84,029 million for the year ended March 31, 2012 to ¥119,247 million for the year ended March 31, 2013. This increase was primarily due to the contribution of the newly consolidated subsidiaries. However, operating income decreased ¥1,388 million, or 65.8%, from ¥2,111 million for the year ended March 31, 2012 to ¥723 million for the year ended March 31, 2013. This decrease was primarily due to the personnel expenses incurred as part of our business structure streamlining measures, in addition to the negative effect of some of the newly consolidated subsidiaries.

Nidec Motors & Actuators Segment

Net sales of Nidec Motors & Actuators increased ¥24,756 million, or 41.3%, from ¥59,877 million for the year ended March 31, 2013 to ¥84,633 million for the year ended March 31, 2014. This increase was primarily due to the commencement of mass-production of new product models of motors for electric power steering systems and the depreciation of the Japanese yen against the U.S. dollar and the Euro. Operating income increased ¥1,887 million, or 54.7%, from ¥3,447 million for the year ended March 31, 2013 to ¥5,334 million for the year ended March 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Motors & Actuators increased ¥3,522 million, or 6.2%, from ¥56,355 million for the year ended March 31, 2012 to ¥59,877 million for the year ended March 31, 2013. This increase was primarily due to an increase in sales of automotive motors for electric power steering mainly as a result of efforts to expand our customer base and increase in sales to the existing customers. Operating income increased ¥321 million, or 10.3%, from ¥3,126 million for the year ended March 31, 2012 to ¥3,447 million for the year ended March 31, 2013. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

All Others

With respect to the All Others segment, net sales increased ¥27,955 million, or 18.4%, from ¥152,070 million for the year ended March 31, 2013 to ¥180,025 million for the year ended March 31, 2014. This increase was primarily due to the transfer of a portion of the DC motor and DC fan manufacturing operations from the Nidec (Dalian) segment, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥8,371 million, or 79.4%, from ¥10,540 million for the year ended March 31, 2013 to ¥18,911 million for the year ended March 31, 2014. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

With respect to the All Others segment, net sales increased ¥20,741 million, or 15.8%, from ¥131,329 million for the year ended March 31, 2012 to ¥152,070 million for the year ended March 31, 2013. This increase was primarily due to the contribution of Nidec Seimitsu and Nidec Minster. However operating income decreased ¥661 million, or 5.9%, from ¥11,201 million for the year ended March 31, 2012 to ¥10,540 million for the year ended March 31, 2013. This decrease was primarily due to personnel expenses incurred as part of our business structure streamlining measures and losses on inventory write-offs relating to excess inventories.

Accounting Changes

As of April 1, 2013, we adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have material impact on our consolidated financial position, results of operations and liquidity.

As of April 1, 2013, we adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is provision for disclosure. The adoption of this standard did not have any impact on our consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to Be Adopted in Future Periods

In July 2013, the FASB issued ASU No. 2013-11, “Income taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted. This standard is provision for disclosure. The adoption of this standard will not have any impact on our consolidated financial position, results of operations or liquidity.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. ASU 2014-08 is effective for annual and interim periods beginning after December 15, 2014. Early adoption is permitted. The impact of the adoption of ASU 2014-08 on our consolidated financial position, results of operations and liquidity will depend on, and may be significant depending on, the size and nature of our future disposal.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer, and the transaction price should be allocated to the performance obligation in the contract. The new standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016. Early application is not permitted. We are currently evaluating the potential impact from adopting ASU 2014-09 on our consolidated financial position, results of operations and liquidity.

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

We believe that the accounting estimate related to investment impairment is a critical accounting policy because:

•	it is highly susceptible to change from period to period because it requires our management to make assumptions about future financial condition and cash flows of investees; and

•	the impact that recognizing an impairment would have on the total assets reported on our balance sheet as well as our net income attributable to Nidec Corporaiton would be material.

As of March 31, 2014, the estimated fair value of our marketable securities was ¥14,785 million. We recorded a net gain from marketable securities in the amount of ¥245 million for the year ended March 31, 2014.

The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31,
	2012	2013	2014
	(in millions)
Other-than-temporary losses on marketable securities	¥253	¥435	¥3

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2014, sales to our two largest customers represented approximately 17% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2014, the two customers represented ¥17,706 million, or 10%, of our gross accounts receivable. In addition, during economic downturns, a certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥1,126 million as of March 31, 2014. Our trade notes and accounts receivable balance, net of allowance for doubtful accounts, as of March 31, 2014, was ¥196,284 million.

The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31,
	2012	2013	2014
	(in millions)
Provision for doubtful accounts, net of reversal	¥30	¥166	¥366

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2014, we had deferred tax assets in the amount of ¥32,840 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥14,561 million as of March 31, 2014, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property, plant and equipment, comprising approximately 25.6% of our total assets as of March 31, 2014, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the fiscal year ended March 31, 2003, the first year we adopted testing for impairment of long-lived assets under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amounts of these asset groups may not be recoverable, we have reviewed the respective asset groups for impairment. An impairment loss is recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows of the group. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Acquisitions

In recent years, we have made a number of significant business acquisitions, which had been accounted for using the purchase method of accounting until the fiscal year ended March 31, 2009. As of April 1, 2009, we adopted ASC 805 “Business Combinations”. ASC 805 requires that business acquisitions be accounted for using the acquisition method of accounting. Application of the purchase method and the acquisition method requires our management to make complex judgments about the measurement of fair value of the net assets we acquire and estimation of the related useful lives. The determinations of fair value of assets and liabilities are primarily based on factors such as a cash flow analysis and quoted market prices among others. We also obtained independent appraisers’ reports for significant purchases.

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

In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, we apply a hypothetical decrease to the fair value of each reporting unit. Based on our discounted cash flow models, at the test date, there was sufficient fair value above the carrying amount of each reporting unit so that we would not expect near term changes in the operating results to trigger an impairment. Also, among the reporting units, when testing the goodwill for impairment allocated to our listed subsidiaries, consideration is given to each listed subsidiary’s carrying amount and its market capitalization adjusted to include an estimated control premium, among other factors. The estimated control premium is derived from reviewing observable transactions involving the purchase of controlling interests in comparable companies. Although exchange traded, trading volumes may be low and the markets for the listed subsidiaries shares may not always be highly liquid. The market capitalization before including the estimated control premium is calculated using the relevant shares outstanding and a stock price at the test date.

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. These models include assumptions which are subject to uncertainty, including forecasted cash flows, changes in technology, customer demand and the pace of economic recovery from natural disasters, which could differ from actual performance. Goodwill amounted to ¥154,927 million as of March 31, 2014.

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

	Yen in millions
	Effect on pre-tax income	Effect on pension benefit obligation
	For the year ending March 31, 2015	As of March 31, 2014
Discount rates
0.5% decrease	¥13	¥2,162
0.5% increase	(27)	(2,144)
Expected rate of return on plan assets
0.5% decrease	¥(108)
0.5% increase	108

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

B. Liquidity and Capital Resources.

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2013 and March 31, 2014, our working capital increased from ¥135,813 million to ¥333,553 million, as described below. In an effort to efficiently use our working capital, we continue to make effective use of our cash management system, where cash is managed and shared among our subsidiaries in Japan and among our subsidiaries in China, respectively.

We had cash and cash equivalents of ¥247,740 million as of March 31, 2014, compared to ¥193,420 million as of March 31, 2013. As of March 31, 2014, approximately 87% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of March 31, 2014, we had ¥166,383 million of trade notes and accounts payable, ¥22,600 million of short-term borrowings, and ¥328,656 million of long-term debt, including the current portion of long-term debt. As of the same date, we had unused lines of credit from banks amounting to ¥228,674 million, under which we are authorized to obtain short-term financing at prevailing interest rates.

Investments for the purchase of property, plant, equipment and other assets totaled ¥40,297 million for the year ended March 31, 2014. We plan to invest approximately ¥18,278 million in additions to the property, plant and equipment for the year ending March 31, 2015. Outstanding commitments for the purchase of property, plant and equipment and other assets amounted to ¥2,425 million as of March 31, 2014.

Research and development expenses were ¥37,808 million for the year ended March 31, 2014, and are expected to reach approximately ¥45,000 million for the year ending March 31, 2015. For further information on our research and development expenses, see “—C. Research and Development, Patents and Licenses, etc.”

In the year ended March 31, 2014, we acquired Nidec Sankyo CMI for ¥5,228 million in cash and Nidec Elesys Corporation (renamed from “Honda Elesys Co., Ltd.”) and its subsidiaries (“Nidec Elesys”) for ¥24,320 million in cash. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans was ¥22,600 million as of March 31, 2014, a decrease of ¥10,198 million from ¥32,798 million as of March 31, 2013. This decrease was mainly due to repayment of yen-denominated short-term borrowings with a portion of the proceeds from the issuance in December 2013 of ¥50,000 million aggregate principal amount of corporate bonds due 2016, as further discussed below. We had no commercial paper outstanding as of March 31, 2014 and the date of this report.

Our current portion of long-term debt was ¥29,245 million as of March 31, 2014, a decrease of ¥104,383 million from ¥133,628 million as of March 31, 2013. This decrease was mainly due to the reclassification of approximately ¥96,000 million aggregate principal amount of zero coupon euro yen convertible bonds due 2015 from current portion of long-term debt to long-term debt, as the unexercised early redemption right attached to the convertible bonds expired on September 20, 2013. Prior to the expiration, holders of ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right. As a result, our current portion of long-term debt as of March 31, 2014 consisted of the current portion of the Euro-denominated and U.S. dollar-denominated bank loans we obtained in July 2012 and December 2012, respectively, under a special government program, as further described below.

Our long-term debt was ¥299,411 million as of March 31, 2014, an increase of ¥153,140 million from ¥146,271 million as of March 31, 2013. This increase was mainly due to the reclassification of the outstanding convertible bonds from current portion of long-term debt to long-term debt, the proceeds from the issuance in December 2013 of ¥50,000 million aggregate principal amount of domestic bonds due 2016, as further described below, and new borrowings of ¥30,000 million from banks on a yen basis in March 2014. This was partially offset by the reclassification of portions of the Euro-denominated and U.S. dollar-denominated bank loans, as further described below, from long-term debt to current portion of long-term debt. As a result, our long-term debt as of March 31, 2014 consisted of the approximately ¥96,000 million aggregate principal amount of the outstanding convertible bonds, ¥50,000 million aggregate principal amount of domestic bonds issued in December 2013, the remaining portions of the Euro-denominated and U.S. dollar-denominated bank loans, and ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012 as described below, and the new borrowings of ¥30,000 million from banks on a yen basis.

In July 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed €240 million from major Japanese private commercial banks based on Euro-denominated credit lines to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which has been implemented in response to the appreciation of the Japanese yen against other currencies. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under the JBIC program. As of March 31, 2014, we had €60 million and $333 million of loans outstanding under the program, which were recorded in long-term debt and current portion of long-term debt on our audited consolidated balance sheet as of the same date.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability.

In addition, In March 2014, we filed a shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan for the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration was intended to further enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses. As of the date of this annual report, we have not issued any bonds under the shelf registration statement.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We expect to seek additional financing in connection with, among other things, our future mergers and acquisitions, research and development activities, and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the smaller of an aggregate of 4,000,000 shares of our common stock and an aggregate of ¥24,000 million between January 27, 2014 and January 26, 2015. On January 24, 2014, our previous share repurchase plan expired. Under the plan, we repurchased an aggregate of 1,000,000 shares for approximately ¥2,700 million between April 1, 2013 and January 24, 2014. We did not repurchase any shares under the plan between January 27, 2014 and May 31, 2014.

For more information on our stock repurchase plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” For information on our recent share exchange transactions and other mergers and acquisitions, see “—A. Operating Results—Introduction—Our Recent Acquisition Activities.”

In October, 2013, we entered into a share exchange transaction with each of Nidec Copal Corporation and Nidec Tosok Corporation to make each a wholly owned subsidiary. Prior to the transactions, we had a 66.5% ownership interest in Nidec Copal and a 72.3% ownership interest in Nidec Tosok. In connection with the transactions, we allocated 4,856,764 shares of our common stock previously held in treasury to Nidec Copal shareholders and 2,624,000 shares of our common stock previously held in treasury to Nidec Tosok shareholders.

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines will sufficiently meet our capital requirements for the fiscal year ending March 31, 2015.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥160,501 million, or 16.0%, from ¥1,005,417 million as of March 31, 2013 to ¥1,165,918 million as of March 31, 2014. Excluding the impact of Nidec Sankyo CMI, Nidec Elesys and other subsidiaries newly consolidated during the year ended March 31, 2014, total assets increased ¥115,266 million from ¥1,005,417 million as of March 31, 2013 to ¥1,120,683 million as of March 31, 2014. The increase in total assets of ¥160,501 million was primarily due to an increase in cash and cash equivalents of ¥54,320 million as described below under “Cash Flows,” and an increase in trade accounts receivable of ¥35,490 million as a result of the increase in sales and the depreciation of the Japanese yen against other currencies. The increase in total assets was also due to an increase in inventories of ¥24,055 million as a result of stronger customer demand and the stronger Japanese yen, an increase of goodwill of ¥22,152 million as a result of our acquisitions of Nidec Sankyo CMI and Nidec Elesys, and an increase in property, plant and equipment of ¥20,904 million mainly due to our acquisitions and the stronger Japanese yen.

Our total liabilities increased ¥73,413 million, or 13.3%, from ¥551,600 million as of March 31, 2013 to ¥625,013 million as of March 31, 2014. Excluding the impact of Nidec Sankyo CMI, Nidec Elesys and other subsidiaries newly consolidated during the year ended March 31, 2014, total liabilities increased ¥25,166 million from ¥551,600 million as of March 31, 2013 to ¥576,552 million as of March 31, 2014. The increase in total liabilities of ¥73,413 million was due in part to an increase in long-term debt, including current portion of long-term debt, of ¥48,757 million, due to the issuance in December 2013 of ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016 as described above and the new long-term borrowings of ¥30,000 million from banks on a yen basis, partially offset by the early redemption of ¥4,250 million aggregate principal amount of convertible bonds due 2015 and the partial repayments on the Euro-denominated and U.S. dollar-denominated bank loans under the JBIC program. The increase in total liabilities was also due to an increase in trade notes and accounts payable of ¥32,218 million, reflecting stronger customer demand and the depreciation of the Japanese yen against other currencies. These increases in liabilities were partially offset by a decrease in short-term borrowings of ¥10,198 million primarily as a result of our repayment of yen-denominated borrowings with the proceeds from the issuance of domestic corporate bonds in December 2013.

Our working capital, defined as current assets less current liabilities, increased ¥197,740 million from ¥135,813 million as of March 31, 2013 to ¥333,553 million as of March 31, 2014. This increase was mainly due to a decrease in current portion of long-term debt of ¥104,383 million primarily resulting from the reclassification of the approximately ¥96,000 million aggregate principal amount of the outstanding convertible bonds due 2015 from current portion of long-term debt to long-term debt, and an increase in cash and cash equivalents of ¥54,320 million as described below under “Cash Flows.”

Our receivable turnover ratio is calculated by dividing net sales for a fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio was 4.5 points for each of the years ended March 31, 2013, and 2014. The inventory turnover ratio is calculated by dividing cost of products sold for a given year by the year-end inventory balance. Our inventory turnover ratio decreased 0.3 points from 5.7 points for the year ended March 31, 2013 to 5.4 points for the year ended March 31, 2014. This was mainly due to an increase in inventories as a result of our acquisitions.

Our total Nidec Corporation shareholders’ equity increased ¥102,448 million, or 24.6%, from ¥415,653 million as of March 31, 2013 to ¥518,101 million as of March 31, 2014. This increase was primarily due to an increase in retained earnings of ¥44,979 million, an increase in positive foreign currency translation adjustments of ¥41,903 million, which reflected the depreciation of the Japanese yen against other currencies, and a decrease in treasury stock, at cost, of ¥17,367 million primarily due to our share exchange transactions with some of our consolidated subsidiaries to make them wholly owned subsidiaries. As a result of the foregoing, the ratio of Nidec Corporation shareholders’ equity to total assets increased 3.1 percentage points from 41.3% as of March 31, 2013 to 44.4% as of March 31, 2014.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities decreased ¥23,067 million from ¥110,286 million for the year ended March 31, 2013 to ¥87,219 million for the year ended March 31, 2014. The decrease in net cash provided by operating activities was primarily due to the negative impact of changes in operating assets and liabilities of ¥70,794 million, which consisted of an increase in operating assets of ¥97,512 million and an increase in operating liabilities of ¥26,718 million, partially offset by the increase in consolidated net income of ¥52,061 million.

For the year ended March 31, 2014, we had ¥87,219 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥58,910 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥12,003 million, which consisted of an increase in operating assets of ¥30,201 million and an increase in operating liabilities of ¥18,198 million. Operating assets and operating liabilities increased primarily due to the increase in sales, reflecting stronger customer demand towards the end of March 31, 2014 compared to the same period of the previous year.

For the year ended March 31, 2013, we had ¥110,286 million of net cash inflows provided by operating activities primarily due to the positive impact of changes in operating assets and liabilities of ¥58,791 million, which consisted of a decrease in operating assets of ¥67,311 million and a decrease in operating liabilities of ¥8,520 million. The decrease in operating assets was primarily due to efforts to shorten our account receivable collection periods and to reduce inventories through improved management of, and coordination between, our manufacturing and sales operations. In addition, consolidated net income was ¥6,849 million.

Net cash provided by operating activities increased ¥53,574 million from ¥56,712 million for the year ended March 31, 2012 to ¥110,286 million for the year ended March 31, 2013. The increase in net cash provided by operating activities was primarily due to the positive impact of changes in operating assets and liabilities of ¥84,187 million, partially offset by the decrease in consolidated net income of ¥37,438 million.

For the year ended March 31, 2013, we had ¥110,286 million of net cash inflows provided by operating activities primarily due to the positive impact of changes in operating assets and liabilities of ¥58,791 million, which consisted of a decrease in operating assets of ¥67,311 million and a decrease in operating liabilities of ¥8,520 million. The decrease in operating assets was primarily due to efforts to shorten our account receivable collection periods and to reduce inventories through improved management of, and coordination between, our manufacturing and sales operations. In addition, consolidated net income was ¥6,849 million.

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

Cash Flows from Investing Activities

Net cash used in investing activities decreased ¥70,676 million from ¥133,854 million for the year ended March 31, 2013 to ¥63,178 million for the year ended March 31, 2014. The decrease in net cash used in investing activities was primarily due to a decrease in acquisitions of business, net of cash acquired, of ¥56,534 million and a decrease in additions to property, plant and equipment of ¥21,071 million.

For the year ended March 31, 2014, we had ¥63,178 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥40,297 million and acquisitions of business, net of cash acquired, of ¥23,350 million.

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

Cash Flows from Financing Activities

Net cash provided by financing activities decreased ¥47,646 million from ¥61,117 million for the year ended March 31, 2013 to ¥13,471 million for the year ended March 31, 2014. The decrease in net cash provided by financing activities was primarily due to decreases in proceeds from issuance of corporate bonds of ¥50,000 million and proceeds from issuance of long-term debt of ¥41,307 million, and an increase in repayments of long-term debt of ¥21,931 million, partially offset by the decreases in short-term borrowings of ¥40,378 million and purchases of treasury stock of ¥28,439 million.

For the year ended March 31, 2014, we had ¥13,471 million of net cash inflows from financing activities due to proceeds from issuance of corporate bonds of ¥50,000 million and proceeds from issuance of long-term debt of ¥30,000 million, partially offset by repayments of long-term debt of ¥34,323 million, a decrease in short-term borrowings of ¥11,821 million, and dividends paid to shareholders of Nidec Corporation of ¥11,425 million.

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

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥54,320 million from ¥193,420 million as of March 31, 2013 to ¥247,740 million as of March 31, 2014. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen, and Euros.

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

We allocate our research and development resources primarily towards the development of motors in the “automotive, appliance, commercial and industrial products” and “small precision motors” categories with key priorities placed on the following areas:

•	Prototype development targeted at new markets and applications,

•	Design improvements intended to reduce raw materials used in our products and thereby achieving superior suitability for miniaturization and low-cost automation,

•	Internal development of electronic control units and integrated modular motor drives for automotive systems, and

•	Network-based, convergence research and development projects at Nidec Research Center, aimed at identifying, combining and evolving future mainstream technologies and products.

We incurred research and development expenses of ¥30,050 million, ¥34,278 million and ¥37,808 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

The following table sets forth our research and development expenses by operating segment for the year ended March 31, 2014:

For the year ended March 31, 2014
(in millions)
Nidec Corporation	¥19,896
Nidec Electronics (Thailand)	—
Nidec (Zhejiang)	—
Nidec (Dalian)	—
Nidec Singapore	—
Nidec (H.K.)	—
Nidec Philippines	—
Nidec Sankyo	3,919
Nidec Copal	2,050
Nidec Tosok	831
Nidec Copal Electronics	1,435
Nidec Techno Motor	1,201
Nidec Motor	4,689
Nidec Motors & Actuators	1,491
All Others	2,296

Total	¥37,808

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥45,000 million on research and development in the year ending March 31, 2015. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

For more information on our research and development activities, see “Item 4.B. Information on the Company—Business Overview—Product Development and Engineering.”

D. Trend Information.

The information required by this item is set forth in “—A. Operating Results,” “—B. Liquidity and Capital Resources” and “Item 4.B. Information on the Company—Business Overview.”

E. Off-Balance Sheet Arrangements.

We have guaranteed approximately ¥60 million of bank loans for employees in connection with their housing costs at March 31, 2014. If an employee defaults on his or her loan payments, we would be liable under the guarantees. The maximum undiscounted amount of our obligation to make future payments in the event of defaults is approximately ¥60 million. The current carrying amount of the liabilities for our obligations under the guarantees is zero.

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Contractual Obligations:
Long-term Debt	¥323,795	¥27,578	¥195,466	¥65,647	¥35,104
Capital Lease Obligations	4,861	1,667	2,528	657	9
Interest on debt(1)	613	281	304	28	0
Operating Lease Obligations	9,175	2,319	2,954	1,961	1,941
Purchase Commitments for Fixed Assets	2,425	2,425	—	—	—

Total Contractual Cash Obligations	340,869	34,270	¥201,252	¥68,293	¥37,054
Contribution under Pension Plans(2)	¥4,490	¥4,490

	Amount of Commitment Expiration per Period
	Total amounts committed	Less than 1 year	1-3 years	3-5 years	Over 5 years
	(in millions)
Other Commercial Commitments:(3)
Guarantees	¥60	¥18	¥9	¥7	¥26
Total Commercial Commitments	¥60	¥18	¥9	¥7	¥26

Notes:

(1)	Interest at variable interest rates is assumed based on the applicable rates as of March 31, 2014 ranging from 0.42% to 0.64%.
(2)	Amounts are only available for payments due in less than one year.
(3)	In addition to the guarantees for employees in connection with their housing loans included in the table, we are contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥6,967 million as of March 31, 2014, primarily for guarantees of our performance on projects currently in execution or under warranty. Those consist mainly of Nidec ASI S.p.A.’s contingent liabilities we assumed through the acquisition of Nidec ASI. No material claims have been made against guarantees and, based on our current experience and expectations, we do not anticipate any material claims. We also guarantee the performance of products delivered and services rendered for a certain period or term. Estimates for such warranty cost are made based on historical warranty claim experience. As of March 31, 2014, we had ¥3,036 million of product warranty liability.

We excluded unrecognized tax benefits from the above contractual obligation table as we are unable to make reasonable estimates of the period of settlements. As of March 31, 2014, we had unrecognized tax benefits of ¥2,232 million. For further information related to our unrecognized tax benefits, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

For further information on our long-term debt, see Note 11 to our audited consolidated financial statements elsewhere in this annual report and “—B. Liquidity and Capital Resources.”

Our capital commitments as of March 31, 2013 and 2014 principally consisted of commitments to purchase property, plant and equipment. Our commitments outstanding for the purchase of property, plant and equipment and other assets decreased to approximately ¥2,425 million as of March 31, 2014 from approximately ¥9,000 million as of March 31, 2013. Our commitments outstanding for the purchase of property, plant and equipment and other assets increased from approximately ¥7,292 million as of March 31, 2012 to approximately ¥9,000 million as of March 31, 2013. The fluctuations in our capital commitments between March 31, 2012 and 2014 were mainly due to the commitments for constructions of our new research and development facilities in Japan, which were completed in January 2014.

We expect to make capital expenditures in addition to those for which we have outstanding commitments. See “Item 4.A. Information on the Company—History and Development of the Company.” and Item 4.D. Information on the Company—Property, Plants and Equipment.”

G. Safe Harbor.

See the discussion under “Special Note Regarding Forward-looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table provides information about our Directors and Audit and Supervisory Board Members as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2014	Percentage of common stock outstanding as of March 31, 2014
				(in thousands)
Shigenobu Nagamori	Representative Director, President and Chief Executive Officer	August 28, 1944	June 2015	41,550	15.06%
Bunsei Kure	Representative Director, Executive Vice President and Chief Operating Officer	May 20, 1956	June 2015	0	*
Hiroshi Kobe	Representative Director, Executive Vice President	March 28, 1949	June 2015	475	*
Akira Sato	Member of the Board, Executive Vice President	November 2, 1954	June 2015	2	*
Tadaaki Hamada	Member of the Board, First Senior Vice President	August 14, 1948	June 2015	8	*
Masuo Yoshimatsu	Member of the Board, First Senior Vice President and Chief Financial Officer	April 28, 1958	June 2015	7	*
Toshihiko Miyabe	Member of the Board, First Senior Vice President	June 16, 1958	June 2015	9	*
Kazuya Hayafune	Member of the Board, First Senior Vice President	October 17, 1959	June 2015	1	*
Toshiaki Otani	Member of the Board, First Senior Vice President	August 14, 1956	June 2015	—	—
Mutsuo Tahara	Member of the Board	April 23, 1943	June 2015	—	—
Kiyoto Ido	Member of the Board	October 30, 1950	June 2015	—	—
Noriko Ishida	Member of the Board	August 30, 1948	June 2015	—	—
Ryuichi Tanabe	Audit and Supervisory Board Member	March 9, 1948	June 2015	0	*
+Osamu Narumiya	Audit and Supervisory Board Member	August 6, 1951	June 2015	2	*
Tetsuo Inoue	Audit and Supervisory Board Member	June 22, 1948	June 2017	12	*
Ikuo Nishikawa	Audit and Supervisory Board Member	July 1, 1951	June 2018	—	—

Notes:

(1)	“—” represents no beneficial ownership in any Nidec shares.
(2)	The asterisk represents beneficial ownership of less than 1%.

Shigenobu Nagamori, who founded Nidec Corporation in July 1973, has since been serving as the Company’s Representative Director, President and Chief Executive Officer (CEO). Mr. Nagamori is currently serving as Director and Chairman of Nidec Sankyo Corporation, Nidec Copal Electronics Corporation, Nidec-Shimpo Corporation and Nidec-Read Corporation. Mr. Nagamori was appointed in June 2014 to serve as Outside Member of the Board of Directors of SoftBank Corporation.

Bunsei Kure, who was most recently appointed in June 2014 to serve as Representative Director, Executive Vice President and Chief Operating Officer (COO), joined Nidec Corporation as Executive Consultant in April 2013, and was appointed in June 2013 to serve as Member of the Board of Directors and Executive Vice President. Mr. Kure is currently the Executive General Manager of Appliance, Commercial & Industrial Motor (ACIM) Business Unit, and serving as Representative Director and Chairman of Nidec Techno Motor Corporation, Nidec Tosok Corporation, Nidec Elesys Corporation and Nidec Motor Holdings Corporation, and as Director and Chairman of Nidec ASI S.p.A., Nidec US Holdings Corporation and Nidec Motor Corporation. Mr. Kure previously served as Representative Director, President and CEO of Calsonic Kansei Corporation.

Hiroshi Kobe has since June 2006 been serving as Representative Director and Executive Vice President. Mr. Kobe joined Nidec Corporation in July 1973, and became Member of the Board of Directors in November 1984, Member of the Board of Directors and Managing Director in November 1991, Member of the Board of Directors and Senior Managing Director in April 1996, Member of the Board of Directors and Executive Vice President in April 2000, COO in April 2005, Representative Director, Executive Vice President and COO in June 2006. Mr. Kobe is currently Executive Advisor to Mr. Nagamori (in the areas of Secretarial Office, Risk Management Office, Corporate Planning Dept., Intellectual Property Dept., General Affairs Dept., HR Dept., IS Dept., International Business Administration Dept., Sales Administration & Service Dept., Nidec Research & Development Center, Fluid Dynamic Bearing Motor (FDBM) Business Unit and General Application Motor & Solutions (GAMS) Business Unit), and also serving as Representative Director and Chairman of Nidec Servo Corporation, Nidec Logistics Corporation and Nidec Global Service Corporation.

Akira Sato has since April 2013 been serving as Member of the Board of Directors and Executive Vice President. Mr. Sato joined Nidec Corporation as First Senior Vice President in January 2012, and became Member of the Board of Directors and First Senior Vice President in June 2012. Mr. Sato is currently serving as Executive Advisor to Mr. Nagamori in the area of accounting, and supervises Compliance Office, CFO Strategy Office, Public Relations, Advertising & Investor Relations Dept., Affiliates Administration Dept., Legal Dept., Global Tax Planning Dept., Finance Dept. and CSR Promotion Office, and manages Corporate Administration & Internal Audit Dept. Mr. Sato was Vice President in his previous employment at Nissan Motor Co., Ltd.

Tadaaki Hamada has since June 2009 been serving as Member of the Board of Directors and First Senior Vice President. Mr. Hamada, originally from The Mitsubishi Bank, Ltd.(currently, The Bank of Tokyo-Mitsubishi UFJ, Ltd.) which he joined in April 1971, joined Nidec Corporation as Executive Director in February 2000, and was appointed to serve as Member of the Board of Directors in June 2004, Managing Director in April 2005, and Member of the Board of Directors and Senior Vice President in June 2008. Mr. Hamada currently supervises Human Resources Dept. and Nidec Research and Development Center, manages Corporate Planning Dept., Intellectual Property Dept. and International Business Administration Dept. and is currently serving as General Manager of Corporate Planning Dept. as well as Chairman of Trade Control Committee for Security.

Masuo Yoshimatsu has since April 2013 been serving as Member of the Board of Directors, First Senior Vice President and Chief Financial Officer (CFO). Mr. Yoshimatsu joined Nidec Corporation as Executive Consultant in January 2008, and was appointed to serve as Member of the Board of Directors and Vice President in June 2008. He has since June 2009 served as Member of the Board, Senior Vice President and CFO. Mr. Yoshimatsu currently supervises Accounting Dept., manages CFO Strategy Office, Public Relations, Advertising & Investor Relations Dept., Global Tax Planning Dept., Finance Dept. and CSR Promotion Office, and serves as General Manager of CFO Strategy Office. He also serves as Director and Chairman of Nidec Management Shanghai Corporation. Mr. Yoshimatsu was Member of the Board of Directors and General Manager of Finance and Accounting Division in his previous employment at SS Pharmaceutical Co., Ltd.

Toshihiko Miyabe was most recently reappointed in June 2014 to serve as Member of the Board of Directors and First Senior Vice President. Mr. Miyabe joined Nidec Corporation in April 1983, and is currently serving as Executive General Manager of Fluid Dynamic Bearing Motor (FDBM) Business Unit and Senior General Manager of Production Division, as well as Director and Chairman of Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec Philippines Corporation and Nidec Subic Philippines Corporation.

Kazuya Hayafune, who was appointed to serve as Member of the Board of Directors and First Senior Vice President of Nidec Corporation in June 2013, joined Nidec as Executive Consultant in August 2010 and was appointed to serve as Vice President in October 2010, Senior Vice President in April 2012 and First Senior Vice President in January 2013. Mr. Hayafune is currently serving as Executive General Manager of Nidec Corporation’s Automotive Motor & Electronic Control (AMEC) Business Unit and Senior General Manager of Shiga Technical Center’s Engineering & Business Service Unit, as well as Representative Director, Chairman and CEO of Nidec Electronics GmbH, and Director and Chairman of Nidec Automobile Motor (Zhejiang) Corporation, Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. and Nidec Automotive Motor Americas.

Toshiaki Otani, who was most recently appointed to serve as Member of the Board of Directors and First Senior Vice President of Nidec Corporation in June 2014, joined the Company as First Senior Vice President in April 2014. Mr. Otani, who is currently serving as Executive General Manager of Global Purchasing Management Division, was Senior Vice President in his previous employment at Nissan Motor Co., Ltd.

Mutsuo Tahara, who was most recently appointed to serve as Outside Member of the Board of Directors in June 2014, joined as an attorney Ryuzo Doku Law Firm in April 1969, Showa Law Office in April 1975 and Habataki Law Office in May 1998, and was appointed to serve as Outside Member of the Board of Directors of SG Holdings Co., Ltd. in March 2006, and as Judge in Japan’s Supreme Court in November 2006. Mr. Tahara is currently serving as Special Advisor to Habataki Law Office.

Kiyoto Ido, who was appointed to serve as Outside Member of the Board of Directors in June 2014, joined Japan’s Ministry of Finance in April 1973, and was appointed to serve as Consul of the Japanese Consulate General in Frankfurt, West Germany in March 1980, Deputy General Manager of Inter-American Development Bank’s Finance Bureau in July 1989, Director of the Japanese Ministry of Finance’s International Finance Bureau in June 1993, Counselor of Minister’s Secretariat (Deputy Vice Minister) and Deputy Director General of Minister’s Secretariat (in charge of International Bureau) in July 1998, Minister of the Embassy of Japan in the USA in June 1999, Deputy Director General of Minister’s Secretariat for the Ministry of Finance of Japan (in charge of

International Bureau)in July 2002, Director General of International Bureau of the Ministry in July 2004 and Executive Director of the Bank of Japan in August 2006. Mr. Ido is currently serving as Deputy Chairman of the Institute for International Economic Studies (IIES).

Noriko Ishida has since June 2012 been serving as Outside Member of the Board of Directors. Ms. Ishida became Osaka Bar Association’s registered attorney in April 1976, Deputy Chairperson of the Association in April 2001, Executive Board Member of Japan Federation of Bar Associations in April 2010 and Refugee Examination Counselor in May 2010. Ms. Ishida is currently serving as President of Ishida Law Firm (currently, Lion Bashi Law Firm), Chairperson of Osaka Bar Association and Deputy Chairperson of Japan Federation of Bar Associations.

Ryuichi Tanabe was appointed to serve as Outside Member of the Audit and Supervisory Board in June 2011. Mr. Tanabe joined Ministry of Foreign Affairs of Japan in April 1970. He was appointed to serve as Director of Overseas Public Relations of Information Bureau in May 1986, and became Counselor of the Japanese Embassy in Germany in July 1988, Minister of the Japanese Embassy in Saudi Arabia in October 1990, Minister of the Japanese Embassy in Austria in August 1992, Consul-General in Munich, Germany in August 1994, Minister of the Japanese Embassy in India in July 1997, Director-General for International Affairs of the Tokyo Metropolitan Government in July 1999, Ambassador Extraordinary and Plenipotentiary of Japan to Serbia and Montenegro in April 2003, Ambassador Extraordinary and Plenipotentiary of Japan in charge of Afghanistan Assistance Coordination in September 2005, Ambassador Extraordinary and Plenipotentiary of Japan to Poland in September 2006, Ambassador Extraordinary and Plenipotentiary for Kansai Region in September 2009 and Representative of the Government of Japan in June 2010.

Osamu Narumiya was appointed to serve as Member of the Audit and Supervisory Board in June 2011. Mr. Narumiya joined the Ministry of International Trade and Industry (currently, Ministry of Economy, Trade and Industry) of Japan in April 1976. He was appointed to serve as First Secretary at the Embassy of Japan in Singapore in April 1987, and became Director of the Information Management Division at Minister’s Secretariat in May 1995, Deputy Director-General (responsible for bilateral cooperation) at the Minister’s Secretariat in July 2002, Director of the Japan Bicycle Racing Association in September 2003, and Senior Managing Director of the National Federation of Small Business Associations in June 2004. Mr. Narumiya joined Nidec Corporation as Executive Consultant in June 2007 and became Member of the Board in the same month. Mr. Narumiya served as Vice President of Nidec Corporation from June 2008 to June 2011.

Tetsuo Inoue was appointed to serve as Member of the Audit and Supervisory Board in June 2013. Mr. Inoue joined The Sumitomo Bank (currently, Sumitomo Mitsui Banking Corporation) in April 1972, joined Nidec Corporation as Executive Director in December 1999, and was appointed to serve as Member of the Board of Directors from June 2002 to June 2008, Member of the Board and Vice President from June 2008 to June 2010, and Member of the Board and Senior Vice President from June 2010 to June 2013.

Ikuo Nishikawa was most recently appointed to serve as Outside Member of the Audit and Supervisory Board in June 2014. Mr. Nishikawa joined Eikoh Company, Certified Public Accountants (currently, Ernst & Young ShinNihon LLC) in October 1974, and was appointed to serve as Representative Partner of Century Audit Corporation (currently, Ernst & Young ShinNihon LLC) in September 1990, Executive Director of the Japanese Institute of Certified Public Accountants in July 1995, Vice Chairman of Financial Accounting Standards Foundation’s Accounting Standards Board of Japan in August 2001 and Chairman of the Board in April 2007. Mr. Nishikawa is currently a professor at the Faculty of Business & Commerce of Keio University.

The following two individuals were elected Substitute Members of the Audit and Supervisory Board at the ordinary general shareholders meeting in June 2014. Pursuant to the Company law of Japan, in the event of termination of the office of an Audit and Supervisory Board Member prior to the expiration of the current term of his or her office, a Substitute Member succeeds to the office. In such event, the term of the office of the succeeding Member expires on the same date as the expiration of the term of the office of the predecessor Member. The current Substitute Members of the Audit and Supervisory Board are listed below in the order of succession in such event. If no succession occurs, the term of the office of the current Substitute Members expires in June 2015. Our Substitution Members of the Audit and Supervisory provide no services to us and are compensated a nominal amount in cash in their capacity as such.

Name	Date of birth	Business experience
Susumu Ono	November 12, 1948	Apr. 1974:	Prosecutor, Osaka District Public Prosecutor’s Office
		Apr. 1983:	Seconded to the Ministry of Foreign Affairs of Japan to serve as First Secretary at the Japanese Embassy in the People’s Republic of China
		Apr. 1988:	Prosecutor, Osaka District Public Prosecutor’s Office
		Apr. 1995:	Deputy General Manager, Criminal Investigations Department, Osaka District Public Prosecutor’s Office
		Jul. 1996:	General Manager, Criminal Investigations Department, Kyoto District Public Prosecutor’s Office
		Apr. 1998:	General Manager, General Affairs Department, Osaka District Public Prosecutor’s Office
		May 1999:	Registered attorney, establishes Susumu Ono Law Office (incumbent)
		Jun. 2004:	Outside Member of Audit & Supervisory Board, GemCEREY CORPORATION (incumbent)
		Jun. 2007:	Outside Member of the Audit & Supervisory Board, Nidec Corporation
		Sep. 2008:	Outside Member of the Audit & Supervisory Board, WORLD — LOGI Co., Ltd.

Chihiro Suematsu	January 29, 1956	Nov. 1985:	McKinsey & Company
		Dec. 1988:	Representative Director & President, Advanced Consulting Network, Inc.
		Apr. 2001:	Assistant Professor, Kyoto University Graduate School of Economics
		May 2005:	Professor, economics, Kyoto University Graduate School of Economics (incumbent)
		Apr. 2006:	Professor, economics, at Kyoto University Graduate School of Management (incumbent)
		Aug. 2006:	Outside Member of the Board of Directors, Zero-Sum, Ltd. (incumbent)
		Jun. 2010:	Outside Member of the Audit & Supervisory Board, Nidec Corporation

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for not more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors, who have the authority individually to represent us. The Board of Directors may also elect one Chairman of the Board of Directors, one or more Vice Chairmen of the Board of Directors, one President, and one or more Executive Vice Presidents, First Senior Vice Presidents, Senior Vice Presidents, and Vice Presidents. Shigenobu Nagamori is Representative Director, President and Chief Executive Officer. Bunsei Kure is Representative Director, Executive Vice President and Chief Operating Officer, Hiroshi Kobe is Representative Director, and Executive Vice President, and Masuo Yoshimatsu is Member of the Board, First Senior Vice President and Chief Financial Officer. Our Executive Officers serve at the discretion of the Board of Directors.

Our Articles of Incorporation provide for not more than five Audit and Supervisory Board Members. Currently, we have four Audit and Supervisory Board Members: Ryuichi Tanabe, Osamu Narumiya, Tetsuo Inoue, and Ikuo Nishikawa. The Audit and Supervisory Board Members may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has never been a director, officer or employee of us or any of our subsidiaries at any time prior to their election as an Audit and Supervisory Board Member. Audit and Supervisory Board Members are elected at a general meeting of shareholders, and the normal term of office of an Audit and Supervisory Board Member is four years, although they may serve any number of consecutive terms.

Three of our Audit and Supervisory Board Members, Ryuichi Tanabe, Osamu Narumiya, and Tetsuo Inoue are full-time Audit and Supervisory Board Members. Two of our Audit and Supervisory Board Members, Ryuichi Tanabe and Ikuo Nishikawa are from outside the Nidec group. Our four Audit and Supervisory Board Members form our Audit and Supervisory Board. Audit and Supervisory Board Members are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Audit and Supervisory Board Members also have a statutory duty to provide their report to the Audit and Supervisory Board, which must submit its audit report to the Representative Directors. The Audit and Supervisory Board also determines matters relating to the duties of the Audit and Supervisory Board Members, such as auditors’ policy and methods of investigation of our affairs.

In addition to Audit and Supervisory Board Members, we must appoint independent certified public accountants, who have the statutory duties to examine the financial statements to be submitted by the Board of Directors to the annual general meeting of shareholders, report on the financial statements to the Audit and Supervisory Board and the Representative Directors, and examine the financial statements to be filed with the Minister of Finance of Japan.

No family relationship exists among any of our Directors and Audit and Supervisory Board Members. None of the members of our Board of Directors or Audit and Supervisory Board is party to a service contract with us that provides for benefits upon termination of their respective services as such.

B. Compensation.

The aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to our Directors and Audit and Supervisory Board Members by Nidec Corporation during the fiscal year ended March 31, 2014 was ¥395 million. Of this amount, an aggregate of ¥328 million was paid to our Directors (excluding our outside Directors), an aggregate of ¥27 million to our Audit and Supervisory Board Members (excluding our outside Audit and Supervisory Board Members), and an aggregate of ¥40 million to our outside Directors and outside Audit and Supervisory Board Members. None of our Directors and Audit and Supervisory Board Members were paid any compensation for their respective services in any capacities to our subsidiaries.

Under the applicable Japanese disclosure rules, we are required to disclose the amount of compensation paid by us and our subsidiaries to a Director or Audit and Supervisory Board Member on an individual basis if the amount is ¥100 million or more during a fiscal year. For the fiscal year ended March 31, 2014, none of our Directors or Audit and Supervisory Board Members received compensation equal to or exceeding ¥100 million.

On a group-wide basis, the aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to our Directors and Audit and Supervisory Board Members by Nidec Corporation and to the directors and audit and supervisory board members of our subsidiaries by such subsidiaries during the fiscal year ended March 31, 2014 was ¥2,424 million.

In accordance with customary Japanese business practices, a retiring director or audit and supervisory board member receives a lump-sum retirement allowance, which is subject to the approval of the general meeting of shareholders. In the fiscal year ended March 31, 2014, no such retirement allowance was paid to our Directors or Audit and Supervisory Board Members. Separately, an aggregate ¥239 million in retirement allowances was paid by our subsidiaries to their respective retiring directors and audit and supervisory board members, none of whom are Directors or Audit and Supervisory Board Members of Nidec Corporation.

C. Board Practices.

The information required by this item is set forth in “—A. Directors and Senior Management.”

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2012	2013	2014
Japan	10,470	8,116	8,462
North and South America	7,305	8,146	8,160
Asia and Oceania	87,947	85,062	80,791
Europe	1,767	3,173	2,981

Total	107,489	104,497	100,394

Japan

In Japan, as of March 31, 2014, we had 8,462 employees. Of these employees, 3,381 employees were engaged in manufacturing operations, 2,112 in research and development and 879 in sales activities.

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

Overseas

As of March 31, 2014, we had 91,932 employees overseas. Of these employees, 78,721 employees were engaged in manufacturing operations, 1,861 in research and development and 1,438 in sales activities.

No material strikes or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

E. Share Ownership.

The information required by this item is set forth in “—A. Directors and Senior Management.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2014, there were 275,806,208 shares of our common stock outstanding held by 34,744 shareholders of record, excluding 14,343,952 shares held in treasury. According to our shareholders of record, as of March 31, 2014, the list below sets forth our largest shareholders.

Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. The information contained in this Item 7.A has been retroactively adjusted to reflect the effect of the stock split.

	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding (excluding treasury stock)
Shigenobu Nagamori(1)	41,550	15.0%
State Street Bank and Trust Company	18,092	6.5%
The Master Trust Bank of Japan, Ltd. (trust account)	14,753	5.3%
Japan Trustee Services Bank, Ltd. (trust account)	14,499	5.2%
The Bank of Kyoto, Ltd.	12,343	4.4%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.(2)	7,369	2.6%
The Dai-Ichi Mutual Life Insurance Company	7,082	2.5%
Nippon Life Insurance Company	6,817	2.4%
Meiji Yasuda Life Insurance Company	6,402	2.3%

Notes:

(1)	As of March 31, 2014, Mr. Shigenobu Nagamori, our CEO, directly held of record 9.1%, and, indirectly through SN Kosan Limited Company, an entity indirectly wholly owned by Mr. Nagamori, held of record 4.0%, of our outstanding shares. Mr. Nagamori’s immediate family member held an additional 1.9% of our outstanding shares as of the same date.
(2)	According to a beneficial ownership report on Schedule 13G filed with the U.S. Securities and Exchange Commission by Mitsubishi UFJ Financial Group, Inc., or MUFG, the parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on February 12, 2014, MUFG and its consolidated subsidiaries, including BTMU, beneficially owned an aggregate of 5.8% of the outstanding shares of our common stock, including 2.7% beneficially owned by BTMU, as of December 31, 2013. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
(3)	According to a large shareholding report filed in Japan by Dodge & Cox, on April 5, 2013, the filer beneficially owned 5.06% of the outstanding shares of our common stock as of March 29, 2013. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2014, there were 154 shareholders of record with addresses in the United States who held 51,479,146 shares, representing approximately 18.6%, of our outstanding common stock (excluding treasury stock) as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons, severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of us.

In October 2013, Mr. Shigenobu Nagomori, our CEO, received 589,992 shares of our common stock previously held in treasury in exchange for the 3.8% ownership interest he had in Nidec Copal Corporation in connection with a share exchange transaction between us and Nidec Copal to make Nidec Copal a wholly owned subsidiary. Nidec Copal was a consolidated subsidiary in which we had a 64.7% ownership interest immediately prior to the share exchange transaction. For a detailed discussion of the share exchange transaction, see Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

In October 2013, Mr. Shigenobu Nagomori, our CEO, and SN Kosan Limited Company, an entity indirectly wholly owned by Mr. Nagamori, received 322,400 shares and 49,600 shares, respectively, of our common stock previously held in treasury in exchange for the 3.3% and 0.5% ownership interest they respectively had in Nidec Tosok Corporation in connection with a share exchange transaction between us and Nidec Tosok to make Nidec Tosok a wholly owned subsidiary. Nidec Tosok was a consolidated subsidiary in which we had a 71.8% ownership interest immediately prior to the share exchange transaction. For a detailed discussion of the share exchange transaction, see Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

In April 2014, we and Nidec Copal Electronics Corporation, a consolidated subsidiary in which we held an approximately 65.3% ownership interest as of March 31, 2014, entered into a share exchange agreement pursuant to which we will acquire the remaining ownership interest in Nidec Copal Electronics in exchange for an aggregate of 3,160,584 shares of our common stock held in treasury. The share exchange transaction was approved by shareholders of Nidec Copal Electronics in June 2014 and is expected to be completed on October 1, 2014. As of March 31, 2014, Mr. Nagamori, Nippon Life Insurance Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan Trustee Services Bank, Ltd. (trust account) and The Master Trust Bank of Japan, Ltd. (trust account) held approximately 3.0%, 1.1% , 0.6%, 0.5% and 0.4% of the total outstanding shares in Nidec Copal Electronics, respectively, and are expected to receive approximately 282,000, 108,000, 56,000, 52,000 and 44,000 shares of our common stock, respectively, in connection with the share exchange transaction.

In April 2014, we and Nidec-Read Corporation, a consolidated subsidiary in which we held an approximately 65.5% ownership interest as of March 31, 2014, entered into a share exchange agreement pursuant to which we will acquire the remaining ownership interest in Nidec-Read in exchange for an aggregate of 1,421,513 shares of our common stock held in treasury. The share exchange transaction was approved by shareholders of Nidec-Read in June 2014 and is expected to be completed on October 1, 2014. As of March 31, 2014, Mr. Nagamori, Japan Trustee Services Bank Ltd. (trust account), The Master Trust Bank of Japan, Ltd. (trust account) and The Bank of Kyoto, Ltd. held approximately 6.8%, 4.3%, 1.7% and 1.6% of the total outstanding shares in Nidec-Read, respectively and are expected to receive approximately 233,000, 149,000, 59,000 and 55,000 shares of our common stock, respectively, in connection with the share exchange transaction.

In September 2010, we issued an aggregate principal amount of ¥100,000 million of zero coupon euro yen convertible bonds with stock acquisition rights due 2015. In September 2013, an aggregate principal amount of ¥4,250 million of the bonds were redeemed upon the exercise by the holders of the bonds of the early redemption right. As of March 31, 2014, assuming all of the outstanding stock acquisition rights were exercised, the convertible bonds would be convertible into 18,021,833 shares of our common stock, representing 6.5% of the total outstanding shares. For more information on the convertible bonds, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

For information on our share repurchase plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B. Related Party Transactions.

We and certain entities over which some members of management exercise significant influence entered, and expect to enter in the future, into transactions in the ordinary course of business. As summarized in the table below, for the fiscal years ended March 31, 2012, 2013 and 2014, our transactions with such entities were conducted on an arms length basis which is described below, had no material impact on our consolidated financial position, results of operations or liquidity.

	For the year ended March 31
	2012	2013	2014
	(in millions)
SN Kosan Limited Company(1)(2)	¥(15)	¥(16)	¥(15)
Hamaguchi Denki Seisakusho(1)	(5)	(4)	(2)
Hamaguchi Denki Vietnam Co., Ltd.(3)	—	19	—
Hamaguchi Denki Vietnam Co., Ltd.(1)	—	—	(1)
Minster Capital LLC(1)	—	(10)	(10)
Clear Air LLC(1)	—	—	(4)
Plus Minus Zero Co., Ltd.(1)	—	(0)	—
Plus Minus Zero Co., Ltd.(3)	—	—	4
Oersted International(3)	0	—	—

Notes:

(1)	Total amount paid by us.
(2)	In April 2013, S.N. Kosan, an entity indirectly wholly owned by Mr. Shigenobu Nagamori, our CEO, merged with Green Kosan, an entity wholly owned by Mr. Nagamori, with Green Kosan being the surviving entity and renamed SN Kosan Limited Company.
(3)	Total amount paid to us.

For the fiscal years ended March 31, 2012, 2013 and 2014, we entered into service transactions with SN Kosan Limited Company, an entity indirectly wholly owned by Mr. Nagamori, our CEO, where SN Kosan Limited Company provided restaurant services at the time to entertain our customers. We paid a total of approximately ¥4 million, ¥6 million and ¥3 million for the services for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

For each of the three fiscal years ended March 31, 2014, Nidec-Shimpo Corporation, our wholly owned subsidiary, paid a total of approximately ¥11 million to SN Kosan under their lease agreement for office equipment.

We purchased iron cores from Hamaguchi Denski Seisakusho Co., Ltd., in which Mr. Yasuo Hamaguchi, a former director and current executive consultant, directly and indirectly holds an ownership interest, for a total of approximately ¥5 million, ¥4 million and ¥2 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. We sold materials to Hamaguchi Denki Vietnam Co., Ltd., the subsidiary of Hamaguchi Denski Seisakusho, for a total of approximately ¥19 million for the fiscal year ended March 31, 2013. We purchased iron cores from Hamaguchi Denki Vietnam for a total of approximately ¥1 million for the fiscal year ended March 31, 2014.

For each of the two fiscal years ended March 31, 2014, Nidec Minster Corporation, our consolidated subsidiary, paid a total of approximately ¥10 million in lease payments under a customer education and service facility lease agreement with Minster Capital LLC, in which two local directors of Nidec Minster directly hold ownership interests.

For the fiscal year ended March 31, 2014, Nidec Minster paid a total of approximately ¥4 million in lease payments under an airplane lease agreement with Clear Air LLC, in which one of the local directors of Nidec Minster directly holds an ownership interest.

For the fiscal year ended March 31, 2013, Nidec Global Service Corporation, our consolidated subsidiary, purchased home appliance products from Plus Minus Zero Co., Ltd., an entity of which one of our CEO’s sons is a director, for a total of approximately ¥110,000. We sold motors to Plus Minus Zero for a total of approximately ¥4 million for the fiscal year ended March 31, 2014. As of March 31, 2013 and 2014, the son of our CEO and SN Kosan held an aggregate 5.2% and 5.2% ownership interest in LEC Inc., the parent company of Plus Minus Zero, respectively.

For the fiscal year ended March 31, 2012, Nidec Logistics Corporation, our consolidated subsidiary, received from Oersted International, Ltd., in which one of our CEO’s sons directly holds an ownership interest, a total of approximately ¥157 thousand in fees for logistics services.

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

Our Board of Directors has determined to set the year-end dividend at ¥27.5 per share for the fiscal year ended March 31, 2014. As a result, together with the interim dividend of ¥22.5 per share, the full-year dividend will be ¥50.0 per share. The dividend payout ratio, which is obtained by dividing the full-year dividend declared for a fiscal year by net income attributable to Nidec Corporation for the fiscal year, for the fiscal year ended March 31, 2014 is approximately 24.1%.

The following table sets forth the year-end and interim dividends paid (or to be paid) to holders of record of our common stock for each of the record dates shown:

Dividends per share
Record date:
September 30, 2009	¥12.5
March 31, 2010	20.0
September 30, 2010	20.0
March 31, 2011	22.5
September 30, 2011	22.5
March 31, 2012	22.5
September 30, 2012	22.5
March 31, 2013	20.0
September 30, 2013	22.5
March 31, 2014	27.5

Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. The ratio of shares of our common stock per ADS remains unchanged at one-fourth of one share of our common stock per ADS. The per share dividend amounts in the table above have been retroactively adjusted to reflect the effect of the stock split.

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the standard rate of 15.315%. Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders eligible for the benefits of the income tax treaty between the United States of America and Japan are generally subject to a maximum withholding rate of 10% under the treaty. If the applicable tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable due to the so-called preservation doctrine.

For more information, see “Item 10.D. Additional Information—Exchange Controls” and “Item 10.E. Additional Information—Taxation.”

B. Significant Changes.

Other than as described in this annual report, we are not aware of any significant changes since March 31, 2014, the date of our last audited consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Tokyo Stock Exchange. ADSs, each representing one-fourth of one share of our common stock, are quoted on the New York Stock Exchange under the symbol, “NJ”.

The following table sets forth, for the periods indicated, the closing high and low sale prices per share of our common stock on the Tokyo Stock Exchange and the closing high and low sale prices per ADS of our ADSs on the New York Stock Exchange:

	Tokyo Stock Exchange Price Per Share of Common Stock(1)(2)		New York Stock Exchange Price Per ADS(1)
	High	Low	High	Low
Year ended March 31,
2010	¥5,015	¥2,175	$13.68	$5.66
2011	5,025	3,175	13.53	10.08
2012	3,930	2,910	12.60	9.40
2013	3,795	2,340	11.54	6.82
First Quarter	3,795	3,010	11.54	9.56
Second Quarter	3,355	2,830	10.56	9.09
Third Quarter	2,840	2,340	8.95	6.99
Fourth Quarter	2,880	2,515	7.75	6.82
2014	6,370	2,660	15.49	6.78
First Quarter	3,650	2,660	9.02	6.78
Second Quarter	4,265	3,435	10.63	8.70
Third Quarter	5,150	4,010	12.35	10.29
Fourth Quarter	6,370	5,075	15.49	12.12
Calendar period
December 2013	5,150	4,655	12.35	11.47
January 2014	5,935	5,075	14.20	12.12
February 2014	6,355	5,342	15.43	13.37
March 2014	6,370	5,955	15.49	14.51
April 2014	6,441	5,651	15.65	13.96
May 2014	5,990	5,462	14.76	13.40

Notes:

(1)	The amounts in this table prior to April 1, 2014 have been adjusted to reflect the two-for-one stock split of our common stock, effective April 1, 2014. The ratio of shares of our common stock per ADS remains unchanged at one-fourth of one share of our common stock per ADS.
(2)	The prices per share of our common stock in this table represent the closing high and low sale prices per share on the Osaka Securities Exchange up to July 12, 2013, and those on the Tokyo Stock Exchange since July 16, 2013, as adjusted per Note (1) above.

B. Plan of Distribution.

Not applicable.

C. Markets.

The information required by this item is set forth in “—A. Offer and Listing Details.”

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item10. Additional Information.

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

General

Our authorized share capital is 480,000,000 shares, of which 145,075,080 shares were issued and outstanding as of March 31, 2014. As a result of the stock split effective on April 1, 2014, our authorized share capital became 960,000,000 shares, of which 290,150,160 shares were issued and outstanding as of the same date. For information as to stock splits, see “—Stock Splits” below.

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

Pursuant to the procedures, we implemented a two-for-one stock split effective on April 1, 2014. The stock split of our common stock did not affect the ratio of shares of our common stock per ADS, which remains unchanged at one-fourth of one share of our common stock per ADS.

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

The voting rights of holders of ADSs are exercised by the depositary subject to the Deposit Agreement based on instructions from those holders, which instructions are subject to procedures of brokers or financial institution nominees. See “—American Depositary Receipts.”

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

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the American Depositary Shares, or ADSs. Each ADS will represent an ownership interest in one-fourth of a share of our common stock deposited with the custodian, as agent of the depositary, under the deposit agreement among us, the depositary and you as an ADS holder. Each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed to ADS holders. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs. The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58 New York, NY 10005.

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

On June 6, 2014, the closing price of our shares on the Tokyo Stock Exchange was ¥6,006 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥7,000 per share, as well as the daily price limit if our per share price were to rise to between ¥7,000 and ¥10,000, or ¥10,000 and ¥15,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

C. Material Contracts.

Except as described elsewhere in this annual report, we have not entered into any material contracts, other than in the ordinary course of business, within the two years immediately preceding the date of this document or any contract, other than in the ordinary course of business, which contains any provision under which we have any obligation or entitlement which is material to us as of the date of this document.

D. Exchange Controls.

Acquisition or Disposition of Shares or ADSs

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

For additional information regarding our ADSs, see “—B. Memorandum and Articles of Association—American Depositary Receipts” and “Item 12.D. Description of Securities Other Than Equity Securities—American Depositary Shares.”

E. Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning and disposing of our shares or ADSs to a U.S. holder (as defined below). This discussion is not a complete analysis or listing of all of the possible tax consequences of transactions relating to our shares or ADSs and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances. This discussion applies to you only if you are a U.S. holder and you hold our shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a dealer or trader in securities or currencies;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds our shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person who acquired our shares or ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•	a U.S. expatriate; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations, published rulings and court decisions and the laws of the United States all as currently in effect, as well as on the 2003 income tax treaty between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. holder” is a beneficial owner of our shares or ADSs that is:

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

Notwithstanding the foregoing, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares by the holder of the ADS (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the analysis of the creditability of Japanese taxes and the availability of the favorable rate of tax for dividends received by certain non-corporate U.S. holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

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

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. For a discussion of applicable Japanese withholding tax, see “—Japanese Taxation” below. The amount of the dividend distribution that you must include in income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income (discussed below). Such currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

If you are eligible for benefits under the Treaty, you may be able to claim a reduced rate of Japanese withholding tax, see “—Japanese Taxation” below for a discussion of the Treaty. You should consult your own tax advisor about your eligibility for reduction of Japanese withholding tax. You may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. You generally will not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Treaty. Dividends paid with respect to our shares or ADSs will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Unless applicable tax treaties, conventions or agreements reducing the maximum rate of withholding tax apply, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 15.315% for dividends to be paid during the period between January 1, 2014 and December 31, 2037, and 15% for dividends paid thereafter. Notwithstanding the foregoing, with respect to dividends paid to any individual shareholder who holds 3% or more of the outstanding shares, the applicable rate is 20.42% until December 31, 2037 and will be 20% thereafter. These withholding tax rates during the period beginning on January 1, 2013 and ending on December 31, 2037 include a special surtax aimed to secure funds for reconstruction from the Great East Japan Earthquake, which is calculated by multiplying the original tax rate by 2.1%.

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

While the treaty rate normally overrides the tax rate under the domestic law, if the Japanese statutory rate of withholding tax on dividends is lower than the rate applicable under the applicable income tax treaty, then the Japanese statutory tax rate applies due to the so-called “preservation doctrine.” If the Japanese statutory tax rate still applies, no treaty application is required to be filed. However, as mentioned above, since the current Japanese statutory rate of withholding tax on dividends is 15.315% which applies for the period between January 1, 2014 and December 31, 2037, and since the rate is higher than the treaty rate of 15% or 10% mentioned above, the preservation doctrine does not operate and in order to enjoy the lower treaty rate, the filing of the treaty application is needed.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a non-resident shareholder as a portfolio investor, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes may be assessed against an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We file periodic reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Some of this information may also be found on our website at www.nidec.co.jp/english/ir/index.html. Information on our website does not form part of this annual report.

As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

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

Translation Risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan that are subject to fluctuations in foreign currency exchange rates. Our assets and liabilities that are outside Japan are primarily located in Singapore, the United States, China and Thailand. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. Translation gains and losses arising from changes in the value of the reporting currency relative to the functional currencies of the underlying operations are recorded outside of our statement of operations in other comprehensive income until the relevant foreign operation is disposed of or liquidated.

Foreign Currency Risk Management

From time to time we utilize foreign currency forward contracts and currency option contracts derivative instruments to manage exposure to exchange rate volatility for accounts payable, accounts receivable and anticipated transactions denominated in foreign currencies. However, we do not use instruments with leverage, or exotic options, to mitigate market risk. Changes in the fair value of derivatives are charged to current earnings. However, certain derivatives may qualify for hedge accounting as a cash flow hedge, if the hedging relationship is expected to be highly effective in achieving offsetting of cash flows of the hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these derivatives designated as cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs. The table below sets forth the aggregate contract amounts and weighted-average contracted forward rates for annual maturities of our foreign exchange forward contracts and currency option contracts for the next five years and thereafter as well as the fair value of each item.

Foreign Currency Derivatives at March 31, 2014

	Maturity date
	For the year ending March 31,
	2015	2016	2017	2018	2019	There-after	Total	Fair Value
Foreign Exchange Forward Contracts:
Sell U.S. dollars (Buy Mexican Peso)
Contract amounts (Yen in millions)	¥6,151	¥2,712	—	—	—	—	¥8,863	¥266
Weighted-average contracted forward Rate (MXN per U.S.$1)	13.68	13.90	—	—	—	—	13.75
Sell U.S. dollars (Buy Chinese Hongkong)
Contract amounts (Yen in millions)	¥243	—	—	—	—	—	¥243	¥(1)
Weighted-average contracted forward Rate (CNH per U.S.$1)	6.22	—	—	—	—	—	6.22
Sell U.S. dollars (Buy Euro)
Contract amounts (Yen in millions)	¥1,635	¥6	—	—	—	—	¥1,641	¥(0)
Weighted-average contracted forward Rate (EUR per U.S.$1)	1.38	1.40	—	—	—	—	1.38
Sell Euro (Buy Hungarian Forint)
Contract amounts (Yen in millions)	¥630	—	—	—	—	—	¥630	¥5
Weighted-average contracted forward Rate (HUF per €1)	311.23	—	—	—	—	—	311.23
Sell Yen (Buy Euro)
Contract amounts (Yen in millions)	¥18	¥37	—	—	—	—	¥55	¥0
Weighted-average contracted forward Rate (EUR per ¥1)	141.09	140.87	—	—	—	—	140.94
Sell Yen (Buy Indonesia Rupiah)
Contract amounts (Yen in millions)	¥104	—	—	—	—	—	¥104	¥4
Weighted-average contracted forward Rate (IDR per ¥1)	0.0087	—	—	—	—	—	0.0087
Currency Option Contracts:
Sell Yen (Buy Euro)
Contract amounts (Yen in millions)	¥53	—	—	—	—	—	¥53	¥7
Weighted-average contracted forward Rate (EUR per ¥1)	111.00	—	—	—	—	—	111.00

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

The table below sets forth information about our financial instruments that are sensitive to changes in interest rates. For our loan receivables and debt, the table indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter as well as the fair value. For our interest rate swap agreements, the table presents payment type, notional principal amounts and weighted-average interest rates by expected (contracted) maturity dates and the fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Interest Rate Risk at March 31, 2014

	Maturity date
	For the year ending March 31,
	2015	2016	2017	2018	2019	There-after	Total	Fair Value
	(Yen in millions, except percentages)
Long-term Loan Receivable:
Fixed Rate
Principal cash flows	21	11	5	2	1	8	48	50
Weighted-average interest rate	0.00%	0.56%	0.46%	0.21%	0.00%	0.00%	0.19%
Long-term Debt:
Fixed Rate (long-term loans)
Principal cash flows	62	108	30,549	623	23	104	31,469	31,151
Weighted-average interest rate	0.63%	0.25%	0.19%	1.25%	0.16%	0.26%	0.21%
Fixed Rate (straight bonds)
Principal cash flows	100	—	50,000	65,000	—	35,000	150,100	150,868
Weighted-average interest rate	0.72%	—	0.21%	0.39%	—	0.80%	0.42%
Fixed Rate (convertible bonds)
Principal cash flows	—	95,750	—	—	—	—	95,750	120,985
Weighted-average interest rate	—	0.00%	—	—	—	—	0.00%
Floating Rate (long-term loans)
Principal cash flows	27,417	18,918	—	—	—	—	46,335	46,335
Weighted-average interest rate	0.43%	0.64%	—	—	—	—	0.52%
Interest Rate Swaps:
Fixed rate payments
Notional amounts	11,963	8,624	—	—	—	—	20,587	(31)
Weighted-average interest rate	0.58%	0.55%	—	—	—	—	0.57%
Floating rate receivables
Notional amounts	11,963	8,624	—	—	—	—	20,587
Weighted-average interest rate	0.31%	0.21%	—	—	—	—	0.27%

The fixed rate straight bonds in the above table include ¥65.0 billion aggregate principal amount of domestic corporate bonds due 2017, ¥15.0 billion aggregate principal amount of domestic corporate bonds due 2019, and ¥20.0 billion aggregate principal amount of domestic corporate bonds due 2022, all of which we issued in November 2012. In addition, the fixed rate straight bonds in the table also include ¥50.0 billion aggregate principal amount of domestic corporate bonds due 2016, which we issued in December 2013.

The fixed rate convertible bonds in the table represent the outstanding portion of the ¥100.0 billion aggregate principal amount of euro yen convertible bonds with stock acquisition rights due September 2015, which we issued in September 2010. In September 2013, the unexercised early redemption right to redeem the convertible bonds at 100% of its principal amount expired. Prior to the expiration of the early redemption right, holders of approximately ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right.

The floating rate long-term loans in the table include the outstanding portion of the €240.0 million and U.S.$500.0 million of loans we obtained in July and December 2012, respectively, from Japanese private commercial banks under a special program of the Japan Bank for International Cooperation.

For further information on our long-term receivables and debt, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Equity Price Risk

We hold available-for-sale securities and held-to-maturity securities that are included in our marketable securities. As of March 31, 2013, the fair value of available-for-sale securities and held-to-maturity securities were ¥14,060 million and ¥304 million, respectively. As of March 31, 2014, the fair value of available-for-sale securities and held-to-maturity securities were ¥14,383 million and ¥402 million, respectively.

If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2014 would be ¥1,438 million.

For further information relating to marketable securities, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies—Other-than-temporary Losses on Marketable Securities” and Note 9 to our consolidated financial statements included in this annual report.

Commodity Price Risk

We are exposed to market risk arising from changes in prices of commodities, mainly including metals used to manufacture our products. We enter into commodity future contracts to reduce such exposure. The following table provides the contract amount and fair value of our commodity futures at March 31, 2013 and 2014.

Commodity Price Risk at March 31, 2014

	For the year ended March 31,
	2013		2014
	Contract amount	Fair value	Contract amount	Fair value
	(Yen in millions)
Commodity futures
To buy commodity	3,739	(181)	4,610	(239)

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

D. American Depositary Shares.

According to the Deposit Agreement among us, holders of our ADSs and the ADS depositary, J.P. Morgan Chase Bank, N.A., or the Depositary, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

Category	Depositary Actions	Associated Fee
Depositing or substituting underlying shares	Acceptance of shares deposited, and issuance of ADSs against deposits of shares, including deposits and issuances in respect of share distributions, rights and other distributions	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered (The Depositary may sell sufficient securities and property received in respect of stock distributions, rights and other distributions prior to deposits to pay charges.)

Selling or exercising rights	Distribution or sale of shares, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such shares	U.S.$5.00 for each 100 ADSs (or portion thereof)

Withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited shares	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

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

The Depositary has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the ADR program, including investor relations expenses, stock exchange application and listing fees, and professional services fees for the preparation of financial statements filed with U.S. Securities and Exchange Commission. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the Depositary collects from investors. Under certain circumstances, including where the ADR program is terminated prior to the expiration of the current term of J.P. Morgan Chase Bank’s appointment as the ADS depositary on February 21, 2022, we are required to repay to the Depositary the amounts reimbursed in prior periods. In the calendar year 2013, the Depositary reimbursed us an aggregate of U.S.$100,000, consisting of U.S.$58,000 for our investor relations activities in the United States during the calendar year and advisory services relating to the preparation of our annual report on Form 20-F for the fiscal year ended March 31, 2013, and U.S.$42,000 for continuing to maintain our ADR listing on the New York Stock Exchange in the calendar year 2014.

For more information on our ADR program, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of March 31, 2014. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2014, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Based on this evaluation, management determined that we maintained effective internal control over financial reporting as of March 31, 2014.

Our independent registered public accounting firm, PricewaterhouseCoopers Kyoto, has audited the effectiveness of our internal control over financial reporting as of March 31, 2014, as stated in their report which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The code of ethics was most recently updated on May 21, 2014. The most recent updates were intended to clarify, and emphasize certain of, the fundamental principles of, and reorganize and improve the presentation of, our code of ethics as part of our ongoing effort to enhance our corporate governance framework.

Our code of ethics is available at www.nidec.com/en-Global/corporate/about/cg/governance/ and also attached as Exhibit 11 to this annual report.

Item 16C. Principal Accountant Fees and Services.

Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees

The following table presents the aggregate fees billed by PricewaterhouseCoopers Kyoto, a member firm of PricewaterhouseCoopers, and by other member firms of the PricewaterhouseCoopers network to us in the fiscal years ended March 31, 2013 and 2014:

	Yen in millions
	For the year ended March 31,
Type of Fees:	2013	2014
Audit Fees(1)	¥894	¥980
Audit-Related Fees(2)	4	4
Tax Fees(3)	22	31
All Other Fees(4)	—	—

Total	¥920	¥1,015

Notes:

(1)	Audit fees consist of fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit-related fees are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees. These fees include fees for audits of employee benefit plans, due diligence related to mergers and acquisitions, attestations that are not required by statute or regulation, and consulting on financial accounting and reporting standards.
(3)	Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.
(4)	All other fees include fees for products and services provided other than the services reported above.

The Audit and Supervisory Board has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of PricewaterhouseCoopers Kyoto.

Pre-Approval Policies and Procedures for Services by Principal Independent Registered Public Accounting Firm

Pursuant to Rule 2-01(c)(7) of Regulation S-X, the Audit and Supervisory Board pre-approves the engagement of our principal accountants and the engagement of the member firms of the PricewaterhouseCoopers network to render audit and non-audit services to us. As a general rule, the Audit and Supervisory Board specifically pre-approves the engagement of such services after examining the details of the engagement proposal submitted by our management. With respect to certain specified audit and non-audit services, once every year, the Audit and Supervisory Board generally pre-approves the engagement of our principal accountants and their affiliates to render such services pursuant to the Board’s pre-approval policies and procedures. Under the pre-approval policies and procedures, services that are the subject of general pre-approval are specifically identified, together with the maximum aggregate fee amount that may be paid for each such service. The Audit and Supervisory Board reviews this list of specific services and related matters on an annual basis. All services to be rendered by our principal accountants or their affiliates that are not specifically identified must be specifically pre-approved by the Audit and Supervisory Board. Even for those services that are specifically identified, the rendering of such services for fees in excess of the maximum aggregate fee amount under the pre-approval policies and procedures must be specifically pre-approved by the Audit and Supervisory Board.

In each of the fiscal years ended March 31, 2013 and 2014, none of the services described above under this Item 16C were waived from the pre-approval requirement pursuant to the exemption provided under Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth information concerning the purchases of shares of our common stock made by us during the fiscal year ended March 31, 2014.

Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. The amounts in the table have been retroactively adjusted to reflect the effect of the stock split.

	Total number of shares purchased (shares)(1)	Average price paid per share (yen)	Total number of shares purchased as part of publicly announced plans or programs (shares)	Maximum number of shares that may yet be purchased under the plans or programs (shares)
Year 2013(2)
April 1 – 30	1,000,584	¥2,696	1,000,000	3,304,400
May 1 – 31	530	3,363	—	3,304,400
June 1 – 30	796	3,309	—	3,304,400
July 1 – 31	1,408	3,607	—	3,304,400
August 1 – 31	1,044	4,088	—	3,304,400
September 1 – 30	500	3,857	—	3,304,400
October 1 – 31	20,136	3,859	—	3,304,400
November 1 – 30(3)	486,194	4,619	—	3,304,400
December 1 – 31	2,280	4,834	—	3,304,400
Year 2014
January 1 – 31(4)	1,384	5,297	—	4,000,000
February 1 – 28	1,512	5,816	—	4,000,000
March 1 – 31	1,454	6,247	—	4,000,000

Total	1,517,822	¥3,342	1,000,000	4,000,000

Notes:
(1)	During the fiscal year ended March 31, 2014, in addition to the shares repurchased through our publicly announced plans or programs described in Notes (2) and (4) below and the shares repurchased in connection with the share exchange transactions described in Note (3) below, a total of 37,672 shares were purchased through our purchases of shares constituting less than one unit (100 shares) from registered holders of such shares at the current market price of those shares. For a discussion of the shareholder right to require us to repurchase such shares, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Japanese Unit Share System.”
(2)	On January 24, 2013, we announced a share repurchase plan where we were authorized by the Board of Directors to repurchase up to the smaller of 6,000,000 shares or ¥20.0 billion between January 25, 2013 and January 24, 2014. The plan expired on January 24, 2014.
(3)	On November 5, 2013, we repurchased a total of 480,150 shares from our consolidated subsidiaries for an aggregate repurchase price of ¥2,218,293,000. Of these shares, 276,150 shares were repurchased from Nidec Copal Corporation, 136,000 shares from Nidec Tosok Corporation, and 68,000 shares from Nidec Copal Electronics Corporation. Nidec Copal held the 4,150 shares as a result of the share exchange transaction in September 2013 to make Nidec Seimitsu Corporation our wholly owned subsidiary. In addition, Nidec Copal held the 272,000 shares, Nidec Tosok held the 136,000 shares, and Nidec Copal Electronics held the 68,000 shares, as a result of the share exchange transaction in October 2012 to make Nidec Sankyo Corporation our wholly owned subsidiary.
(4)	On January 22, 2014, we announced a share repurchase plan where we are authorized by the Board of Directors to repurchase up to the smaller of 4,000,000 shares or ¥24.0 billion between January 27, 2014 and January 26, 2015.

Between April 1, 2014 and May 31, 2014, we did not repurchase any shares of our common stock under the current share repurchase plan described above.

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

The Company Law requires that at least half of a company’s audit and supervisory board members be “outside audit and supervisory board members,” which is defined as an audit and supervisory board member who has not been a director, executive officer, manager or employee of the company or any of its subsidiaries at any time prior to his or her election. Two of the four current members of our Audit and Supervisory Board are outside audit and supervisory board members as of the date of this annual report.

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

Under the Company Law, we and other Japanese companies with audit and supervisory boards are not required to establish a compensation committee. The Company Law requires that the total amount of remuneration to be paid to all directors and the total amount of remuneration to be paid to all audit and supervisory board members be approved by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. The distribution of remuneration among directors is broadly delegated to the board of directors, and the distribution of remuneration among audit and supervisory board members is determined by consultation among the audit and supervisory board members.

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

Item 18. Financial Statements.

The information required by this item is set forth in our audited consolidated financial statements included elsewhere in this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (last updated June 18, 2014)

1.2

Share Handling Regulations of Nidec Corporation (English translation)

(last updated on July 16, 2013)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

1.3	Regulations of the Board of Directors of Nidec Corporation (English translation) (last updated on June 24, 2008)

1.4

Regulations of the Audit and Supervisory Board of Nidec Corporation (English translation)

(last updated on July 5, 2008)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

2.1

Form of Deposit Agreement, amended and restated as of February 21, 2012, among Nidec Corporation, JPMorgan Chase Bank, N.A. as Depositary, and holders of American Depositary Receipts

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

2.2	Form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

4.1

Share Exchange Agreement, dated April 23, 2013 between Nidec Corporation and Nidec Copal Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

4.2

Share Exchange Agreement, dated April 23, 2013 between Nidec Corporation and Nidec Tosok Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

4.3	Share Exchange Agreement, dated April 22, 2014 between Nidec Corporation and Nidec Copal Electronics Corporation (English translation)

4.4	Share Exchange Agreement, dated April 22, 2014 between Nidec Corporation and Nidec-Read Corporation (English translation)

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the U.S. Securities and Exchange Commission upon request.

NIDEC CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 25, 2014

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions
	March 31
	2013	2014
Current assets:
Cash and cash equivalents	¥193,420	¥247,740
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥860 million on March 31, 2013 and ¥1,126 million on March 31, 2014:
Notes	10,479	12,188
Accounts	148,606	184,096
Inventories	99,826	123,881
Other current assets	48,359	48,063

Total current assets	500,690	615,968

Marketable securities and other securities investments	15,900	16,437
Investments in and advances to affiliated companies	1,160	2,018

	17,060	18,455

Property, plant and equipment:
Land	43,523	47,137
Buildings	159,270	177,617
Machinery and equipment	330,425	363,806
Construction in progress	21,837	18,372

	555,055	606,932
Less—Accumulated depreciation	(277,078)	(308,051)

	277,977	298,881

Goodwill	132,775	154,927
Other non-current assets, net of allowance for doubtful accounts of ¥515 million on March 31, 2013 and ¥467 million on March 31, 2014	76,915	77,687

Total assets	¥1,005,417	¥1,165,918

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions
	March 31
	2013	2014
Current liabilities:
Short-term borrowings	¥32,798	¥22,600
Current portion of long-term debt	133,628	29,245
Trade notes and accounts payable	134,165	166,383
Accrued expenses	31,854	31,045
Other current liabilities	32,432	33,142

Total current liabilities	364,877	282,415

Long-term liabilities:
Long-term debt	146,271	299,411
Accrued pension and severance costs	19,235	17,943
Other long-term liabilities	21,217	25,244

Total long-term liabilities	186,723	342,598

Commitments and contingencies (Notes 21 and 23)
Equity:
Common stock authorized 2013 and 2014: 960,000,000 shares; issued:
2013- 290,150,160 shares / 2014- 290,150,160 shares	66,551	66,551
Additional paid-in capital	70,518	65,197
Retained earnings	322,638	367,617
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	12,636	54,539
Net unrealized gains and losses on securities	1,187	4,185
Net gains and losses on derivative instruments	242	(24)
Pension liability adjustments	(1,112)	(324)
Treasury stock, at cost:
2013- 20,787,044 shares / 2014- 14,343,952 shares	(57,007)	(39,640)

Total Nidec Corporation shareholders’ equity	415,653	518,101
Noncontrolling interests	38,164	22,804

Total equity	453,817	540,905

Total liabilities and equity	¥1,005,417	¥1,165,918

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Net sales	¥682,320	¥709,270	¥875,109
Operating expenses:
Cost of products sold	523,729	572,634	674,699
Selling, general and administrative expenses	55,471	84,760	77,534
Research and development expenses	30,050	34,278	37,808

	609,250	691,672	790,041

Operating income	73,070	17,598	85,068

Other income (expense):
Interest and dividend income	1,634	1,831	2,376
Interest expense	(299)	(679)	(1,526)
Foreign exchange loss, net	(1,756)	(2,973)	(56)
(Loss) gain on marketable securities, net	(202)	(87)	245
Other, net	(1,591)	(2,292)	(1,443)

	(2,214)	(4,200)	(404)

Income from continuing operations before income taxes	70,856	13,398	84,664

Income taxes	(18,801)	(6,562)	(25,729)
Equity in net income (loss) of affiliated companies	0	13	(25)

Income from continuing operations	52,055	6,849	58,910
Loss on discontinued operations	(7,768)	—	—

Consolidated net income	44,287	6,849	58,910
Less: Net (income) loss attributable to noncontrolling interests	(3,556)	1,137	(2,506)

Net income attributable to Nidec Corporation	¥40,731	¥7,986	¥56,404

	Yen
Per share data:
Earning per share—basic
Income from continuing operations attributable to Nidec Corporation	¥168.16	¥29.64	¥207.31
Loss on discontinued operations attributable to Nidec Corporation	(20.04)	—	—

Net income attributable to Nidec Corporation	148.12	29.64	207.31

Earning per share—diluted
Income from continuing operations attributable to Nidec Corporation	¥157.20	¥27.49	¥193.96
Loss on discontinued operations attributable to Nidec Corporation	(18.75)	—	—

Net income attributable to Nidec Corporation	138.45	27.49	193.96

Cash dividends paid	¥45.00	¥45.00	¥42.50

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(continued)

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥46,242	¥7,986	¥56,404
Loss on discontinued operations attributable to Nidec Corporation	(5,511)	—	—

Net income attributable to Nidec Corporation	¥40,731	¥7,986	¥56,404

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Consolidated net income	¥44,287	¥6,849	¥58,910

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,560)	62,158	43,429
Net unrealized gains and losses on securities	(7)	151	2,980
Net gains and losses on derivative instruments	(146)	169	(266)
Pension liability adjustments	93	(433)	737

Total	(2,620)	62,045	46,880

Total comprehensive income (loss)	41,667	68,894	105,790

Less: Comprehensive (income) loss attributable to noncontrolling interests	(3,983)	(487)	(3,963)

Comprehensive income (loss) attributable to Nidec Corporation	¥37,684	¥68,407	¥101,827

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Yen in millions (except for number of shares of common stock)
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2011	290,150,160	¥66,551	¥66,960	¥298,445	¥(44,421)	¥(32,285)	¥355,250	¥55,256	¥410,506
Comprehensive income:
Net income				40,731			40,731	3,556	44,287
Other comprehensive income (loss)
Foreign currency translation adjustments					(2,749)		(2,749)	189	(2,560)
Unrealized gains and losses on securities					(53)		(53)	46	(7)
Unrealized gains and losses on derivative instruments					(146)		(146)	—	(146)
Pension liability adjustments					(99)		(99)	192	93

Total other comprehensive income (loss)							(3,047)	427	(2,620)

Total comprehensive income							37,684	3,983	41,667

Purchase of treasury stock						(10,155)	(10,155)	—	(10,155)
Dividends paid to shareholders of Nidec Corporation				(12,399)			(12,399)	—	(12,399)
Dividends paid to noncontrolling interests							—	(1,444)	(1,444)
Capital transaction with consolidated subsidiaries and other			(198)				(198)	(2,366)	(2,564)

Balance at March 31, 2012	290,150,160	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611

Comprehensive income:
Net income				7,986			7,986	(1,137)	6,849
Other comprehensive income (loss)
Foreign currency translation adjustments					60,547		60,547	1,611	62,158
Unrealized gains and losses on securities					174		174	(23)	151
Unrealized gains and losses on derivative instruments					169		169	—	169
Pension liability adjustments					(469)		(469)	36	(433)

Total other comprehensive income (loss)							60,421	1,624	62,045

Total comprehensive income							68,407	487	68,894

Purchase of treasury stock						(31,277)	(31,277)	—	(31,277)
Change in ownership of subsidiaries in connection with share exchange transaction			3,270			16,710	19,980	(19,980)	—
Dividends paid to shareholders of Nidec Corporation				(12,125)			(12,125)	—	(12,125)
Dividends paid to noncontrolling interests							—	(1,421)	(1,421)
Acquisitions of new subsidiaries							—	3,570	3,570
Capital transaction with consolidated subsidiaries and other			486				486	79	565

Balance at March 31, 2013	290,150,160	¥66,551	¥70,518	¥322,638	¥12,953	¥(57,007)	¥415,653	¥38,164	¥453,817

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(continued)

	Yen in millions (except for number of shares of common stock)
	Common stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non- controlling interests	Total
	Shares	Amount
Balance at March 31, 2013	290,150,160	¥66,551	¥70,518	¥322,638	¥12,953	¥(57,007)	¥415,653	¥38,164	¥453,817
Comprehensive income:
Net income				56,404			56,404	2,506	58,910
Other comprehensive income (loss)
Foreign currency translation adjustments					41,903		41,903	1,526	43,429
Unrealized gains and losses on securities					2,998		2,998	(18)	2,980
Unrealized gains and losses on derivative instruments					(266)		(266)	—	(266)
Pension liability adjustments					788		788	(51)	737

Total other comprehensive income (loss)							45,423	1,457	46,880

Total comprehensive income							101,827	3,963	105,790

Purchase of treasury stock						(2,838)	(2,838)	—	(2,838)
Change in ownership of subsidiaries in connection with share exchange transaction			(4,279)			20,655	16,376	(16,376)	—
Dividends paid to shareholders of Nidec Corporation				(11,425)			(11,425)	—	(11,425)
Dividends paid to noncontrolling interests							—	(894)	(894)
Capital transaction with consolidated subsidiaries and other			(1,042)			(450)	(1,492)	(2,053)	(3,545)

Balance at March 31, 2014	290,150,160	¥66,551	¥65,197	¥367,617	¥58,376	¥(39,640)	¥518,101	¥22,804	¥540,905

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Cash flows from operating activities:
Consolidated net income	¥44,287	¥6,849	¥58,910
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	31,511	34,935	39,485
Amortization	2,819	4,785	6,797
Loss (gain) on marketable securities, net	200	87	(245)
Loss on sales, disposal or impairment of property, plant and equipment	15,705	10,300	534
Loss recovery and gain on property, plant and equipment damaged in flood	(19,662)	(4,027)	(62)
Deferred income taxes	12,835	(12,055)	9,217
Equity in net (income) loss of affiliated companies	0	(13)	25
Foreign currency adjustments	236	1,744	(3,498)
Accrual for pension and severance costs, net payments	(915)	(396)	(4,241)
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(14,819)	53,221	(19,957)
(Increase) decrease in inventories	(257)	14,090	(10,244)
(Decrease) increase in notes and accounts payable	(8,061)	(1,257)	14,299
(Decrease) increase in accrued income taxes	(2,259)	(7,263)	3,899
Other	(4,908)	9,286	(7,700)

Net cash provided by operating activities	¥56,712	¥110,286	¥87,219

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Cash flows from investing activities:
Additions to property, plant and equipment	¥(41,446)	¥(61,368)	¥(40,297)
Proceeds from sales of property, plant and equipment	2,725	1,036	2,601
Insurance proceeds related to property, plant and equipment damaged in flood	20,804	880	2,772
Purchases of marketable securities	(213)	(147)	(309)
Proceeds from sales or redemption of marketable securities	414	692	1,059
Acquisitions of business, net of cash acquired	5,201	(79,884)	(23,350)
Other	(7,403)	4,937	(5,654)

Net cash used in investing activities	(19,918)	(133,854)	(63,178)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	26,060	(52,199)	(11,821)
Proceeds from issuance of long-term debt	—	71,307	30,000
Repayments of long-term debt	(1,229)	(12,392)	(34,323)
Proceeds from issuance of corporate bonds	—	100,000	50,000
Redemption of corporate bonds	—	—	(4,250)
Purchases of treasury stock	(10,155)	(31,277)	(2,838)
Payments for additional investments in subsidiaries	(454)	(92)	(217)
Dividends paid to shareholders of Nidec Corporation	(12,399)	(12,125)	(11,425)
Dividends paid to noncontrolling interests	(1,444)	(1,421)	(894)
Other	(1,193)	(684)	(761)

Net cash (used in) provided by financing activities	(814)	61,117	13,471

Effect of exchange rate changes on cash and cash equivalents	(11)	25,581	16,808

Net increase in cash and cash equivalents	35,969	63,130	54,320
Cash and cash equivalents at beginning of year	94,321	130,290	193,420

Cash and cash equivalents at end of year	¥130,290	¥193,420	¥247,740

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacture and marketing of i) small precision motors, which include spindle motors for hard disk drives, motors for optical disk drives, small precision fans, motor appliances and other small motors; ii) automotive, appliance, commercial and industrial products, which are used in various electric household appliances, commercial and industrial equipment and automobiles; iii) machinery, which includes, test systems, measuring equipment, power transmission equipment, factory automation systems, press machines, card readers and industrial robots; iv) electronic and optical components, which include camera shutters, camera lens units, switches, trimmer potentiometers, processing and precision plastic mold products; and v) other products, which include other services. Manufacturing operations are located primarily in Asia (China, Thailand, Vietnam and the Philippines), North America and Japan, and sales subsidiaries are primarily located in Asia, Japan, North America and Europe.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Derivative financial instruments -

NIDEC manages the exposures of fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purposes.

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

NIDEC designates certain foreign exchange forward contracts, interest rate swap agreements and commodity future contracts as cash flow hedges. NIDEC formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. NIDEC also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, NIDEC discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the previously recognized net derivative gains or losses remain in accumulated other comprehensive income until the hedged transaction occurs, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into earnings immediately.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to expense in the year incurred.

Depreciation of property, plant and equipment is computed on the straight-line method at rates based on the estimated useful lives of the assets. Estimated useful lives range from 7 to 47 years for factories to produce NIDEC’s products, 50 years for the head office and sales offices, from 3 to 18 years for leasehold improvements, and from 2 to 15 years for machinery and equipment.

Depreciation expense amounted to ¥31,511 million, ¥34,935 million, and ¥39,485 million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

Other intangible assets include proprietary technology and customer relationships, as well as software and other intangible assets acquired in business combinations. Intangible assets with an indefinite life are not subject to amortization and are tested for impairment once on January 1st of each year or more frequently if an event occurs or circumstances change. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives. The weighted average amortization period for proprietary technology, customer relationships and software are 12 years, 18 years and 5 years, respectively.

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

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥228 million, ¥296 million, and ¥477 million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income and cash flows for the years ended March 31, 2012 and 2013 to conform to the current year presentation.

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

Accounting Changes

As of April 1, 2013, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

As of April 1, 2013, NIDEC adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is provision for disclosure. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In July 2013, the FASB issued ASU No. 2013-11, “Income taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted. This standard is provision for disclosure. The adoption of this standard will not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. ASU 2014-08 is effective for annual and interim periods beginning after December 15, 2014. Early adoption is permitted. The impact of the adoption of ASU 2014-08 on NIDEC’s consolidated financial position, results of operations and liquidity will depend on, and may be significant depending on, the size and nature of its future disposal.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” Under the new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer, and the transaction price should be allocated to performance obligation in the contract. The new standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016. Early application is not permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2014-09 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

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

On April 2, 2012, NIDEC acquired all of the voting rights in The Minster Machine Company (“Minster”), which consists of machinery product category, particularly medium-sized and large-sized high-speed, high-rigidity press machines and large-sized press machines for dies for motor parts for cash of ¥9,202 million, in order to continue to pursue NIDEC’s group-wide growth strategy by seeking to increase sales by expanding our business not only in NIDEC’s existing electronic parts market but also in wider markets, including the beverage can and automobile parts markets. The Minster Machine Company was subsequently renamed Nidec Minster Corporation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

On May 31, 2012, NIDEC acquired all of the voting rights in Ansaldo Sistemi Industriali S.p.A. (“Nidec ASI”), an Italian company, which consists of automotive, appliance, commercial and industrial products business for cash of ¥36,564 million, where NIDEC has increasingly focused our efforts as one of the principal growth area, in order to accelerate the global expansion of NIDEC’s industrial motor business by gaining sales platforms in markets where NIDEC currently does not have significant sales and by expanding NIDEC’s product offering to include a wide range of products that are currently not in our product portfolio. Ansaldo Sistemi Industriali S.p.A was subsequently renamed Nidec ASI S.p.A.

On September 28, 2012, NIDEC acquired all of the voting rights in Avtron Industrial Automation, Inc. (“Avtron”), which consists of rich system engineering resources, experience, the customer relationship and a sales channel in North America for cash of ¥4,861 million, in order to strengthen the industrial motor and automation solutions business and accelerate our strategy to achieve synergies with acquired companies.

On October 2, 2012, NIDEC acquired 51.4% of the voting rights of SCD Co., Ltd. (“SCD”), a South Korean company, which consists of development, manufacturing and sale of motor drive units for refrigerators and motors for air conditioners for cash of ¥3,305 million, in order to gain an opportunity to enter into business with South Korean home appliance manufacturers that have a strong presence in emerging economies, and seek to expand sales of its rich product line-up.

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

On December 28, 2012, NIDEC acquired 51.0% of the voting rights of Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. (“Kaiyu”), a Chinese company, which consists of development, manufacturing and sale of brush motors for electric power steering (“EPS”) systems and automotive fans for cash of ¥1,018 million, in order to acquire technologies for brush motors for EPS systems, which NIDEC currently does not possess, and business opportunities in the Chinese automobile market, new entry into which has been difficult.

On January 1, 2014, NIDEC acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation (“CMI”), a Japanese company, which consists of development, manufacturing and sale of small motors, electric contact products and other products for cash of ¥5,228 million, in order to strengthen our automotive product business and enhance our product portfolio.

On March 31, 2014, NIDEC acquired all of the voting rights in Honda Elesys Co., Ltd. (“Elesys”), a Japanese company, which consists of development, manufacturing and sale of automobile electronic control units for car bodies for cash of ¥24,320 million, mainly in order to combine our EPS motors with Elesys’ electronic control units (ECU) to be transformed into a module business, and create sales synergies by utilizing Nidec Group’s sales network for automotive motors.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

	Yen in millions
	January 1, 2014	March 31, 2014
	CMI	Elesys
Cash and cash equivalents	¥1,081	¥5,759
Accounts receivable	1,323	5,176
Inventories	2,155	4,600
Other current assets	683	1,483
Property, plant and equipment	4,538	6,803
Goodwill	2,114	9,668
Intangible assets	55	58
Other non-current assets	790	657

Total assets acquired	12,739	34,204

Accounts payable	(1,420)	(6,618)
Other current liabilities	(2,834)	(2,417)
Other non-current liabilities	(3,256)	(849)

Total liabilities assumed	(7,510)	(9,884)

Noncontrolling interests	(1)	—

Net assets acquired	¥5,228	¥24,320

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD and Kaiyu in the fiscal year ended March 31, 2013. During the three months ended September 30, 2013, NIDEC completed our valuation of such assets and liabilities of SCD and Kaiyu.

In addition, NIDEC is currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of CMI and Elesys. These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of March 31, 2014. We continue to gather information to evaluate primarily property, plant and equipment and intangible assets that we have acquired.

Operating Segment	Yen in millions
	Amount of Goodwill	Amount of Goodwill deductible for tax purposes
Nidec Sankyo	¥2,114	¥334
All Others	9,668	393

Total	¥11,782	¥727

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Acquisition-related cost of ¥147 million was included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2014.

The following represents the unaudited pro forma results of operations of NIDEC for the years ended March 31, 2013 and 2014, as if the acquisition in these companies had occurred on April 1, 2012. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions
	For the year ended March 31 (Unaudited)
	2013	2014
Pro forma net sales	¥787,716	¥928,910
Pro forma net income	9,378	57,788

	Yen
Pro forma net income attributable to Nidec Corporation per share
—basic	¥34,81	¥212.40
—diluted	32.32	198.72

Note: NIDEC implemented a two-for-one stock split on our common stock as of April 1, 2014. Each pro forma net income attributable to Nidec Corporation per share has been adjusted to reflect the effect of the stock split.

4. Goodwill and other intangible assets:

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31
	2013			2014
	Gross carrying amounts	Accumulated amortization	Carrying amounts	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥10,017	¥1,469	¥8,548	¥11,671	¥2,535	¥9,136
Customer relationships	43,305	5,817	37,488	48,157	9,626	38,531
Software	13,830	6,878	6,952	18,001	8,625	9,376
Other	5,718	1,925	3,793	6,988	3,345	3,643

Total	¥72,870	¥16,089	¥56,781	¥84,817	¥24,131	¥60,686

The weighted average amortization periods for proprietary technology, customer relationships and software are 12 years, 18 years and 5 years, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Total amortization of intangible assets for the years ended March 31, 2012, 2013 and 2014 amounted to ¥2,664 million, ¥4,627 million and ¥6,377 million, respectively.

Total indefinite lived intangible assets amounted to ¥7,208 million and ¥7,920 million as of March 31, 2013 and 2014, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in millions
2015	¥6,773
2016	6,445
2017	5,767
2018	5,123
2019	4,656

NIDEC has completed the annual impairment test for existing goodwill and indefinite lived intangible assets as required by ASC 350 as of January 1, 2014. For the years ended March 31, 2012, 2013 and 2014, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2012, 2013 and 2014, no goodwill impairment loss has been recorded. As a result of the annual impairment test for existing indefinite lived intangible assets, for the years ended March 31, 2012, 2013 and 2014, impairment loss of indefinite lived intangible assets has not been recorded.

The changes in the carrying amount of goodwill by operating reportable segment for the years ended March 31, 2012 and 2013 are as follows:

	Yen in millions
	Balance as of April 1, 2012	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2013
Goodwill:
Nidec Electronics (Thailand)	¥6,109	¥—	¥—	¥885	¥6,994
Nidec (Zhejiang)	912	—	—	132	1,044
Nidec Sankyo	26,100	1,094	—	118	27,312
Nidec Copal	16,462	—	—	—	16,462
Nidec Tosok	1,107	—	—	(69)	1,038
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	11,984	34,021	—	9,003	55,008
Nidec Motors & Actuators	4,737	1,062	—	586	6,385
All Others	4,504	4,785	—	633	9,922

	¥80,525	¥40,962	¥—	¥11,288	¥132,775

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The changes in the carrying amount of goodwill by operating reportable segment for the years ended March 31, 2013 and 2014 are as follows:

	Yen in millions
	Balance as of April 1, 2013	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2014
Goodwill:
Nidec Electronics (Thailand)	¥6,994	¥—	¥—	¥651	¥7,645
Nidec (Zhejiang)	1,044	—	—	98	1,142
Nidec Sankyo	27,312	2,114	—	107	29,533
Nidec Copal	16,462	—	—	—	16,462
Nidec Tosok	1,038	—	—	—	1,038
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	55,008	—	—	8,070	63,078
Nidec Motors & Actuators	6,385	—	—	933	7,318
All Others	9,922	9,668	—	511	20,101

	¥132,775	¥11,782	¥—	¥10,370	¥154,927

Reportable segment information is described in Notes 25 (2).

5. Supplemental cash flow information:

The supplemental information associated with the consolidated statements of cash flows for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Cash paid during the fiscal year for:
Income taxes	¥8,197	¥25,879	¥12,613
Interest	327	395	1,636
Non-cash investing and financing activities:
Capital leasing receivables	31	—	—
Capital lease obligations	214	206	499
Change in ownership of subsidiaries in connection with share exchange transaction
—Change in common stock	—	3,270	4,279
—Change in treasury stock	—	16,710	20,655

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

6. Allowance for doubtful accounts:

NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.

An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	2012	2013	2014
Allowance for doubtful accounts at beginning of the year	¥1,013	¥1,002	¥1,375
Provision for doubtful accounts, net of reversal	30	166	366
Write-offs	(30)	(90)	(267)
Translation adjustment and other	(11)	297	119

Allowance for doubtful accounts at the end of the year	¥1,002	¥1,375	¥1,593

7. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31
	2013	2014
Finished goods	¥42,599	¥51,293
Raw materials	30,839	39,993
Work in process	23,526	28,926
Supplies and other	2,862	3,669

	¥99,826	¥123,881

8. Other current assets:

Other current assets as of March 31, 2013 and 2014 consist of the following:

	Yen in millions
	March 31
	2013	2014
Other receivable	¥13,740	¥13,906
Deferred tax assets (Note 16)	12,787	10,434
Costs on uncompleted construction contracts	5,799	9,572
Prepaid expenses	4,079	5,225
Other	11,954	8,926

	¥48,359	¥48,063

“Other” primarily consists of taxes receivable.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

9. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,838	¥5,814	¥3	¥13,649
Debt securities	405	11	5	411
Held-to-maturity
Japanese government debt securities	301	3	—	304

	¥8,544	¥5,828	¥8	¥14,364

Securities not practicable to estimate fair value
Equity securities	¥1,539

	Yen in millions
	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,652	¥6,731	¥0	¥14,383
Debt securities	—	—	—	—
Held-to-maturity
Japanese government debt securities	400	2	—	402

	¥8,052	¥6,733	¥0	¥14,785

Securities not practicable to estimate fair value
Equity securities	¥1,654

During the years ended March 31, 2012, 2013 and 2014, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥53 million, increased by ¥174 million and increased by ¥2,998 million, respectively.

Proceeds from sale or redemption of marketable securities were ¥100 million, ¥692 million and ¥1,059 million for the years ended March 31, 2012, 2013 and 2014, respectively. On those sales, gross realized gains were ¥0 million, ¥347 million and ¥242 million and gross realized losses were ¥0 million, ¥0 million and ¥12 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

The following tables present the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥16	¥1	¥23	¥2
Debt securities	182	5	—	—

	¥198	¥6	¥23	¥2

	Yen in millions
	March 31, 2014
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥0	¥0	¥1	¥0
Debt securities	—	—	—	—

	¥0	¥0	¥1	¥0

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, the value of investment securities is impaired when specific factors indicate the decline in the fair value is other-than-temporary.

For the years ended March 31, 2013 and 2014, held-to-maturity securities of ¥301 million and ¥400 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

10. Other non-current assets:

Other non-current assets as of March 31, 2013 and 2014 consist of the following:

	Yen in millions
	March 31
	2013	2014
Intangible assets *1	¥63,989	¥68,606
Deferred tax assets	7,116	1,482
Other *2	5,810	7,599

	¥76,915	¥77,687

Notes:

*1	“Intangible assets” information is described in Note 4 “Goodwill and other intangible assets”
*2	“Other” primarily consists of Long-term prepaid expenses.

11. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2013 and 2014 consist of the following:

	Yen in millions
	March 31
	2013	2014
Loans, principally from banks with average interest at March 31, 2013 and 2014 of 0.21% and 0.31% per annum, respectively	¥32,798	¥22,600

	¥32,798	¥22,600

At March 31, 2014, NIDEC had unused lines of credit amounting to ¥228,674 million with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Long-term debt at March 31, 2013 and 2014 are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Unsecured loans, representing obligations principally to banks and an insurance company
Due 2013 to 2026 in 2013 with interest ranging from 0.00% to 6.40% per annum in 2013	¥73,925	—
Due 2014 to 2026 in 2014 with interest ranging from 0.00% to 6.80% per annum in 2014	—	¥77,804
Zero coupon convertible bonds due 2015 Convertible at ¥5,313 for one common share	100,247	95,891
Unsecured straight bonds due 2017 Interest at 0.39% per annum in 2013 and 2014	65,000	65,000
Unsecured straight bonds due 2019 Interest at 0.60% per annum in 2013 and 2014	15,000	15,000
Unsecured straight bonds due 2022 Interest at 0.96% per annum in 2013 and 2014	20,000	20,000
Unsecured straight bonds due 2016 Interest at 0.21% per annum in 2014	—	50,000
Unsecured straight bonds due 2014 Issued by subsidiaries in 2011 which was newly consolidated in 2013 Interest at 0.72% per annum in 2013 and 2014	100	100
Capital lease obligations
Due 2013 to 2019 in 2013, with interest from 0.00% to 8.27% per annum in 2013	5,627	—
Due 2014 to 2019 in 2014, with interest from 0.00% to 15.74% per annum in 2014	—	4,861

	279,899	328,656
Less—Bonds current portion due within one year	(100,247)	(100)
Less—Long-term debt current portion due within one year	(31,841)	(27,478)
Less—Capital lease obligation current portion due within one year	(1,540)	(1,667)

	¥146,271	¥299,411

Note:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31
	2013	2014
Principal amount	¥100,000	¥95,750
Unamortized premium	247	141

Total	¥100,247	¥95,891

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The euro yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of principal amount on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share was ¥5,313 and the number of convertible shares is 18,021,833 as of March 31, 2014. The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

The bonds were reclassified from Current portion of long-term debt to Long-term debt, since the unexercised early redemption right to redeem such bonds at 100% of its principal amount expired. Prior to the expiration of the early redemption right on September 20, 2013, holders of ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right.

On April 1, 2014, the Company completed a two-for-one stock split. As a result, the conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 is adjusted from ¥10,626 to ¥5,313 and the number of convertible shares is changed from 9,010,916 to 18,021,833, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

The aggregate amounts of annual maturity of long-term debt during the next five years are as follows:

Yen in millions
Year ending March 31
2015	¥29,245
2016	116,841
2017	81,153
2018	66,167
2019	137
2020 and thereafter	¥35,113

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. There was no collateral furnished pursuant to the standard agreements with banks as of March 31, 2013 and 2014.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

12. Other current liabilities:

Other current liabilities as of March 31, 2013 and 2014 consist of the following:

	Yen in millions
	March 31
	2013	2014
Accounts payable for property, plant and equipment	¥10,354	¥9,857
Advances received	6,437	7,152
Income taxes payable	4,013	4,557
Other	11,628	11,576

	¥32,432	¥33,142

“Other” primarily consists of product warranty liabilities.

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

For the year ended March 31, 2014, certain subsidiaries in Japan modified the terms of the defined benefit plan.

According to the changes, gains and loss from prior service credit were recognized in consolidated financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

	Yen in millions
	March 31
	2013	2014
Change in benefit obligation:
Benefit obligation at beginning of year	¥14,255	¥14,079
Service cost	910	927
Interest cost	197	180
Actuarial loss	163	196
Acquisition and other	26	4,014
Plan amendment	—	(143)
Benefits paid	(1,472)	(1,851)

	14,079	17,402

Change in plan assets:
Fair value of plan assets at beginning of year	7,096	7,827
Actual return on plan assets	823	576
Employer contribution	622	1,135
Acquisition and other	—	2,856
Benefits paid	(714)	(963)

Fair value of plan assets at end of year	7,827	11,431

Funded status	¥(6,252)	¥(5,971)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2013	2014
Accrued pension and severance costs	¥6,272	¥6,045
Other non-current assets	(20)	(74)

Net amounts recognized	¥6,252	¥5,971

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2013	2014
Actuarial loss	¥(1,741)	¥(1,562)
Prior service credit	1,407	1,393

Pension liability adjustments, pre-tax	¥(334)	¥(169)

The accumulated benefit obligations for all defined benefit pension plans were ¥13,873 million and ¥17,136 million for the years ended March 31, 2013 and 2014, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2013	2014
Projected benefit obligations	¥13,924	¥12,805
Accumulated benefit obligations	13,718	12,539
Fair value of plan assets	¥7,653	¥6,725

Weighted-average assumptions used to determine benefit obligations as of March 31, 2013 and 2014 are as follows:

	March 31
	2013	2014
Discount rate	1.3%	1.2%
Rate of compensation increase	2.2%	4.2%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2012, 2013 and 2014 are as follows:

	For the year ended March 31
	2012	2013	2014
Discount rate	1.6%	1.6%	1.3%
Expected return on plan assets	2.3%	2.3%	2.6%
Rate of compensation increase	2.2%	2.3%	2.2%

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Components of net periodic (benefit) cost:
Service cost	¥983	¥910	¥927
Interest cost	213	197	180
Expected return on plan assets	(134)	(139)	(164)
Amortization of net actuarial loss	120	123	92
Amortization of prior service credit	(171)	(146)	(157)
Losses from curtailments and settlements	296	—	—

Net periodic pension cost	¥1,307	¥945	¥878

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2015 are ¥157 million and ¥75 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Foreign plans:

	Yen in millions
	March 31
	2013	2014
Change in benefit obligation:
Benefit obligation at beginning of year	¥6,119	¥19,966
Service cost	549	553
Interest cost	625	741
Actuarial loss (gain)	992	(548)
Acquisition and other	10,171	131
Foreign currency exchange rate changes	2,297	2,155
Benefits paid	(787)	(1,032)

	19,966	21,966

Change in plan assets:
Fair value of plan assets at beginning of year	563	7,014
Actual return on plan assets	505	957
Employer contribution	588	2,103
Acquisition and other	4,994	—
Foreign currency exchange rate changes	886	714
Benefits paid	(522)	(675)

Fair value of plan assets at end of year	7,014	10,113

Funded status	¥(12,952)	¥(11,853)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2013	2014
Accrued pension and severance costs	¥12,952	¥11,853

Net amounts recognized	¥12,952	¥11,853

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2013	2014
Actuarial loss	¥(952)	¥142

Pension liability adjustments, pre-tax	¥(952)	¥142

The accumulated benefit obligations for all defined benefit pension plans were ¥19,708 million and ¥21,768 million for the years ended March 31, 2013 and 2014, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2013	2014
Projected benefit obligations	¥19,966	¥21,498
Accumulated benefit obligations	19,708	21,300
Fair value of plan assets	¥7,014	¥9,464

Weighted-average assumptions used to determine benefit obligations as of March 31, 2013 and 2014 are as follows:

	March 31
	2013	2014
Discount rate	4.4%	4.4%
Rate of compensation increase	3.0%	3.0%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2012, 2013 and 2014 are as follows:

	For the year ended March 31
	2012	2013	2014
Discount rate	5.7%	4.7%	4.4%
Expected return on plan assets	4.4%	7.5%	7.5%
Rate of compensation increase	2.9%	3.0%	3.0%

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Components of net periodic (benefit) cost:
Service cost	¥441	¥549	¥553
Interest cost	230	625	741
Expected return on plan assets	(48)	(445)	(443)
Amortization of net actuarial loss (gain)	(2)	6	27

Net periodic pension cost	¥621	¥735	¥878

Actuarial gain and losses are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial losses for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2015 is ¥12 million.

Japanese plans and foreign plans:

NIDEC’s policy and objective for plan asset management is to generate a stable return on the investment over the long term, which enables NIDEC’s pension funds to meet future benefit payment requirements under risks which NIDEC considers permissible. NIDEC formulates “basic” portfolio that suits the above-mentioned policy, and ensures that plan assets are allocated under this “basic” portfolio. NIDEC evaluates its actual return and revises the “basic” portfolio, if necessary.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC’s portfolio for plans consists of three major components: approximately 2% is invested in equity securities, approximately 4% is invested in debt securities, and approximately 94% is invested in other investment vehicles, primarily consisting of investments in pooled funds and life insurance company general accounts.

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

The three levels of input used to measure fair value are more fully described in Note 19. The fair values of NIDEC’s pension plan assets at March 31, 2013 and 2014, by asset category, are as follows:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Fair Value at March 31, 2014	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥281	¥281	¥—	¥—
Foreign companies	233	233	—	—
Debt securities:
Pooled funds *1	757	—	757	—
Other assets:
Cash and cash equivalents	1,793	1,793	—	—
Life insurance company general accounts	4,833	—	4,833	—
Pooled funds *2	11,183	—	11,183	—
Others	2,464	—	2,464	—

Total	¥21,544	¥2,307	¥19,237	¥—

*1	These funds invest in approximately 68% Japanese bonds, 32% foreign bonds.
*2	These funds primarily invest in listed equity securities consisting of approximately 7% Japanese companies and 31% foreign companies, and debt security consisting of approximately 6% Japanese bonds and 37% foreign bonds.

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

The table below sets forth a summary of changes in the fair value of plan assets categorized as Level 3 for the years ended March 31, 2013 and 2014.

Others	Yen in millions
	March 31	March 31
	2013	2014
Balance at beginning of year	¥—	¥2,070
Acquisition *1	1,159	—
Purchases	582	—
Actual return on plan assets and other	329	394
Transfers out of level 3 *2	—	(2,464)

Balance at end of year	¥2,070	¥—

*1	As a result of the Acquisition of Minster, NIDEC acquired the plan assets categorized as Level 3.
*2	All the level 3 assets were transferred into level 2 because we got the ability to redeem the level 3 assets at net asset value at the measurement date.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Others consist primarily of interests in common/collective trusts. The investments employ a funds of funds strategy in various hedge funds with multiple strategies. These investments are valued using the net asset values as provided by the funds.

NIDEC expects to contribute approximately ¥1,477 million to its defined benefit plans for the year ending March 31, 2015.

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions
	Japanese plans	Foreign plans
2015	¥811	¥1,030
2016	932	1,043
2017	886	942
2018	892	1,122
2019	1,153	1,121
Years 2020-2024	¥5,667	¥5,709

Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥252 million, ¥182 million and ¥169 million for the years ended March 31, 2012, 2013 and 2014, respectively. NIDEC expects to contribute approximately ¥156 million for the year ending March 31, 2015.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥1,533 million, ¥1,999 million and ¥2,617 million for the years ended March 31, 2012, 2013 and 2014, respectively. NIDEC expects to contribute approximately ¥2,839 million for the year ending March 31, 2015.

14. Other long-term liabilities:

Other long-term liabilities as of March 31, 2013 and 2014 consist of the following:

	Yen in millions
	March 31
	2013	2014
Deferred tax liabilities	¥14,715	¥17,138
Unrecognized tax benefits, accrued interest and penalty*	2,173	2,321
Other	4,329	5,785

	¥21,217	¥25,244

* Note:	“Unrecognized tax benefits, accrued interest and penalty” information is described in Note 16 “Income taxes”

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

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥69,109 million and ¥91,137 million for the years ended March 31, 2013 and 2014, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2014 includes amounts representing final cash dividends of ¥7,585 million, ¥27.5 per share.

Repurchased treasury stock is not entitled to a dividend under the Company Law. NIDEC resolved to repurchase its own shares at several meetings of its Board of Directors during the years ended March 31, 2013 and 2014. In accordance with the resolution, NIDEC repurchased 10,156,400 shares of treasury stock for the aggregate cost of ¥31,209 million and 1,000,000 shares of treasury stock for the aggregate cost of ¥2,696 million during years ended March 31, 2013 and 2014. NIDEC owned 20,311,044 shares, or ¥56,109 million and 14,343,952 shares, or ¥40,527 million of treasury stock repurchased for the years ended March 31, 2013 and 2014, which were restricted regarding the payment of cash dividend.

On October 1, 2012, NIDEC made the Nidec Sankyo Corporation (“NSNK”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 6,350,630 shares of its common stock held in treasury to holders of NSNK stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interests in NSNK increased from 77.1% to 100%.

On October 1, 2013, NIDEC made the Nidec Copal Corporation (“NCPL”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 4,856,764 shares of its common stock held in treasury to holders of NCPL stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NCPL increased from 66.5% to 100.0%.

On October 1, 2013, NIDEC made the Nidec Tosok Corporation (“NTSC”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 2,624,000 shares of its common stock held in treasury to holders of NTSC stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NTSC increased from 72.3% to 100.0%.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC implemented a two-for-one stock split on NIDEC’s common stock as of March 31, 2014.Therefore, NIDEC adjusted shares of common stock and those of treasury stock under the assumption that the stock split had been implemented on March 31, 2012, retrospectively.

Retained earnings relating to equity in undistributed earnings reflect ¥190 million, ¥152 million and ¥168 million of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2012, 2013 and 2014.

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Unrealized gains (losses) from derivative instruments	Pension liability adjustments	Total
For the year ended March 31, 2014:
Balance at March 31, 2013	12,636	1,187	242	(1,112)	12,953
Other comprehensive income (loss) before reclassifications	41,903	3,145	(244)	754	45,558
Amounts reclassified from accumulated other comprehensive income (loss)	—	(147)	(22)	34	(135)

Net change during the current period other comprehensive income (loss)	41,903	2,998	(266)	788	45,423

Balance at March 31, 2014	54,539	4,185	(24)	(324)	58,376

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statement of income
For the year ended March 31, 2014:
Unrealized gains (losses) from securities	(230)	Gain from marketable securities, net
	83	Income taxes

	(147)	Consolidated net income
	—	Net income attributable to noncontrolling interests

	(147)	Net income attributable to Nidec Corporation

Unrealized gains (losses) from derivative instruments	(37)	Cost of products sold, Interest expense.
	15	Income taxes

	(22)	Consolidated net income
	—	Net income attributable to noncontrolling interests

	(22)	Net income attributable to Nidec Corporation

Pension liability adjustments	(38)	*2
	22	Income taxes

	(16)	Consolidated net income
	50	Net income attributable to noncontrolling interests

	34	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(135)

*1	Amounts in parentheses indicate gains in consolidated statement of income.
*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
For the year ended March 31, 2012:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(2,665)	¥—	¥(2,665)
Reclassification adjustments for gains and losses realized in net income	105	—	105
Unrealized gains (losses) from securities:
Unrealized holding losses arising during period	(358)	129	(229)
Reclassification adjustments for gains and losses realized in net income	253	(31)	222
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized losses arising during period	(541)	216	(325)
Reclassification adjustments for gains and losses realized in net income	291	(112)	179
Pension liability adjustment:
Actuarial losses arising during period	(831)	114	(717)
Prior service cost arising during period	(10)	4	(6)
Reclassification adjustments for actuarial gains and losses realized in net income	891	(340)	551
Reclassification adjustments for prior service credit and cost realized in net income	463	(198)	265

Other comprehensive income (loss)	¥(2,402)	¥(218)	¥(2,620)

For the year ended March 31, 2013:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥62,024	¥—	¥62,024
Reclassification adjustments for gains and losses realized in net income	134	—	134
Unrealized gains (losses) from securities:
Unrealized holding gains arising during period	156	(56)	100
Reclassification adjustments for gains and losses realized in net income	88	(37)	51
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains arising during period	93	(30)	63
Reclassification adjustments for gains and losses realized in net income	196	(90)	106
Pension liability adjustment:
Actuarial losses arising during period	(328)	(93)	(421)
Prior service cost arising during period	—	—	—
Reclassification adjustments for actuarial gains and losses realized in net income	130	(45)	85
Reclassification adjustments for prior service credit and cost realized in net income	(152)	55	(97)

Other comprehensive income (loss)	¥62,341	¥(296)	¥62,045

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
For the year ended March 31, 2014:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥43,429	¥—	¥43,429
Reclassification adjustments for gains and losses realized in net income	—	—	—
Unrealized gains (losses) from securities:
Unrealized holding gains arising during period	4,567	(1,440)	3,127
Reclassification adjustments for gains and losses realized in net income	(230)	83	(147)
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized losses arising during period	(397)	153	(244)
Reclassification adjustments for gains and losses realized in net income	(37)	15	(22)
Pension liability adjustment:
Actuarial gains arising during period	1,071	(378)	693
Prior service cost arising during period	74	(14)	60
Reclassification adjustments for actuarial gains and losses realized in net income	119	(35)	84
Reclassification adjustments for prior service credit and cost realized in net income	(157)	57	(100)

Other comprehensive income (loss)	¥48,439	¥(1,559)	¥46,880

16. Income taxes:

The components of income from continuing operations before income tax comprise the following:

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Income (loss) from continuing operations before income taxes:
The Company and domestic subsidiaries	¥46,181	¥(7,473)	¥25,463
Foreign subsidiaries	24,675	20,871	59,201

	¥70,856	¥13,398	¥84,664

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The provision for income taxes consists of the following:

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Current income tax expense/(benefit):
The Company and domestic subsidiaries	¥(4,462)	¥9,200	¥1,872
Foreign subsidiaries	6,694	5,713	10,139

Total current	2,232	14,913	12,011

Deferred income tax expense (benefit):
The Company and domestic subsidiaries	16,289	(5,504)	12,649
Foreign subsidiaries	280	(2,847)	1,069

Total deferred	16,569	(8,351)	13,718

Total provision	¥18,801	¥6,562	¥25,729

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 41.0% in 2012 and approximately 38.0% in 2013 and 2014. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2012	2013	2014
Statutory tax rate	41.0%	38.0%	38.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(16.1)	(43.6)	(14.6)
Tax on undistributed earnings	5.1	8.9	2.2
Valuation allowance	4.1	33.7	(2.3)
Liabilities for unrecognized tax benefits	(10.5)	2.3	(0.1)
Reversal of deferred tax assets related to foreign tax credit	—	—	5.3
Changes in Japanese income tax rates	1.4	—	0.3
Other	1.5	9.7	1.6

Effective income tax rate	26.5%	49.0%	30.4%

The effective income tax rate decreased 18.6 percentage points from 49.0% for the year ended March 31, 2013 to 30.4% for the year ended March 31, 2014. This was mainly due to provision for valuation allowance relating to the tax losses at some of our subsidiaries carried forward for the year ended March 31, 2013 which was more than offset by reversal of valuation allowance for the year ended March 31, 2014 at some of our other subsidiaries due to recovery in their business performance.

Impact of tax benefit in foreign subsidiaries decreased 29.0 percentage points from minus 43.6% for the year ended March 31, 2013 to minus 14.6% for the year ended March 31, 2014. This was because the income before income taxes increased for the year ended March 31, 2014 compared to the year ended March 31, 2013, especially in domestic subsidiaries.

Tax benefit in foreign subsidiaries primarily relates to income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

In Thailand, NIDEC received privileges under the promotional certificates issued in March and August 2010. Under these privileges, NIDEC received an exemption from corporate income tax for a period of eight years from the date of commencement of certain revenue-generating activities identified by the promotional certificate.

In the Philippines, NIDEC received certain tax incentives in September 2011, which included an income tax holiday for four years.

The aggregate amounts and per share effects of tax holidays are as follows:

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Aggregate amounts of tax holidays	¥4,023	¥2,968	¥4,362

	Yen
Per share—basic	¥14.63	¥11.02	¥16.03
—diluted	¥13.69	¥10.30	¥15.02

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2013	2014
Deferred tax assets:
Inventories	¥3,142	¥2,818
Marketable securities	1,102	—
Property, plant and equipment	—	5,019
Accrued bonus	2,242	2,330
Accrued enterprise tax	—	221
Pension and severance plans	4,526	4,464
Operating loss carryforwards for tax purposes	13,646	12,811
Foreign tax credit	5,402	—
Accrued vacation	1,135	1,090
Accrued expenses	3,636	1,421
Other	2,613	2,666

Gross deferred tax assets	37,444	32,840
Less—Valuation allowance	(14,492)	(14,561)

Net deferred tax assets	22,952	18,279

Deferred tax liabilities:
Refund of enterprise taxes	(285)	—
Basis difference of acquired assets	(4,495)	(458)
Property, plant and equipment	(1,058)	—
Undistributed earnings not permanently reinvested	(7,856)	(9,311)
Marketable securities	—	(321)
Intangible assets	(4,816)	(9,813)
Other	(1,083)	(5,181)

Gross deferred tax liabilities	(19,593)	(25,084)

Net deferred tax assets (liabilities)	¥3,359	¥(6,805)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Operating loss carryforwards for tax purposes on March 31, 2014 amounted to approximately ¥35,843 million and are available as an offset against future taxable income of such subsidiaries.

With the exception of ¥6,245 million with no expiration period, total available operating loss carryforwards will expire at various dates primarily up to 9 years. Operating loss carryforwards for tax purposes occurred mainly in Japan and will become expired primarily up to 2023.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2012, 2013 and 2014 consist of the following:

	Yen in millions
	March 31
	2012	2013	2014
Valuation allowance at beginning of year	¥(6,235)	¥(9,786)	¥(14,492)
Additions	(3,490)	(7,660)	(4,231)
Deductions	1,581	2,994	4,183
Impact on newly acquired companies	(1,642)	(40)	(21)

Valuation allowance at end of year	¥(9,786)	¥(14,492)	¥(14,561)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2013	2014
Deferred tax assets:
Other current assets	¥12,787	¥10,434
Other non-current assets	7,116	1,482
Deferred tax liabilities:
Other current liabilities	(1,829)	(1,583)
Other long-term liabilities	(14,715)	(17,138)

Net deferred tax assets	¥3,359	¥(6,805)

Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥157,931 million as of March 31, 2014. NIDEC estimates an additional deferred tax liability of ¥11,558 million would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Yen in millions
	For the year ended March 31,
	2012	2013	2014
Balance at April 1	¥9,199	¥1,766	¥2,361
Additions for tax positions of the current year	1,766	44	357
Additions for tax positions of prior years	—	551	—
Reduction for tax positions of prior years	—	—	(486)
Settlements	(9,199)	—	—

Balance at March 31	¥1,766	¥2,361	¥2,232

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥2,232 million.

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

NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of other, net in the consolidated statements of income. The interest and penalties for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, had no material impact on its consolidated results of operations. The total gross accrued interest and penalty were ¥192 million and ¥89 million at March 31, 2013 and 2014, respectively.

NIDEC remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2007, with various tax jurisdictions including Japan.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

17. Reconciliation of the differences between basic and diluted earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the years ended March 31, 2012, 2013 and 2014.

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2012:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥46,242	274,981	¥168.16
Loss on discontinued operations attributable to Nidec Corporation	(5,511)	274,981	(20.04)
Net income attributable to Nidec Corporation	40,731	274,981	148.12

Effect of dilutive securities:
Zero coupon convertible bonds	(55)	18,821
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	46,187	293,802	157.20
Loss on discontinued operations attributable to Nidec Corporation	(5,511)	293,802	(18.75)
Net income attributable to Nidec Corporation	¥40,676	293,802	¥138.45

For the year ended March 31, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,986	269,429	¥29.64

Effect of dilutive securities:
Zero coupon convertible bonds	(61)	18,821
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,925	288,250	¥27.49

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the year ended March 31, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,404	272,078	¥207.31

Effect of dilutive securities:
Zero coupon convertible bonds	(64)	18,400
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,340	290,478	¥193.96

NIDEC implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, NIDEC adjusted the earnings per share have been accordingly adjusted to reflect the effect of the stock split.

18. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate, and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreement and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered and mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The contractual amounts outstanding of derivative instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2013	March 31, 2014
Foreign exchange forward contracts	¥7,403	¥9,736
Interest rate swap agreements	32,205	20,587
Commodity futures	3,739	4,610

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2013	March 31, 2014
Foreign exchange forward contracts	¥149	¥1,800
Currency option contracts	231	53

Fair values of derivative instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	March 31, 2014
Foreign exchange forward contracts	Other current assets	¥659	¥271

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	March 31, 2014
Foreign exchange forward contracts	Other current liabilities	¥22	¥1
Interest rate swap agreements	Other current liabilities	20	31
Commodity futures	Other current liabilities	181	239

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	March 31, 2014
Foreign exchange forward contracts	Other current assets	¥16	¥4
Currency option contracts	Other current assets	10	7

The effect of derivative instruments on the consolidated statements of income for the year ended March 31

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Foreign exchange forward contracts	¥(68)	¥277	¥(229)
Interest rate swap agreements	—	(6)	(5)
Commodity futures	(78)	(102)	(32)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the year ended March 31
		2012	2013	2014
Foreign exchange forward contracts	Cost of sales	¥17	¥81	¥241
Interest rate swap agreements	Interest expense	—	(4)	(7)
Commodity futures	Cost of sales	(196)	(183)	(212)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the year ended March 31, 2014.

A net loss of ¥27 million in accumulated other comprehensive income at March 31, 2014 is expected to be reclassified into earnings within the next 12 months.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

As of March 31, 2014, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the year ended March 31
		2012	2013	2014
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥—	¥22	¥23
Currency option contracts	Foreign exchange gain (loss), net	—	40	18
Interest rate currency swap agreements	Other, net	2	—	—

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

	Yen in millions
	Fair Value at March 31, 2013	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,060	¥13,649	¥411	—
Derivatives	685	—	685	—

Total assets:	¥14,745	¥13,649	¥1,096	—

Liabilities:
Derivatives	¥223	¥181	¥42	—

	Yen in millions
	Fair Value at March 31, 2014	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,383	¥14,383	—	—
Derivatives	282	—	282	—

Total assets:	¥14,665	¥14,383	¥282	—

Liabilities:
Derivatives	¥271	¥239	¥32	—

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Fair value of financial instruments:

The carrying amount and estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions		Yen in millions
	March 31, 2013		March 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated Fair value
Asset (Liability):
Cash and cash equivalents	¥193,420	¥193,420	¥247,740	¥247,740
Short-term investments	1,552	1,552	2,344	2,344
Long-term investments	—	—	83	82
Short-term loan receivable	132	132	157	157
Long-term loan receivable	89	91	48	50
Short-term borrowings	(32,798)	(32,798)	(22,600)	(22,600)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(73,925)	(73,907)	(77,804)	(77,486)
Bonds including the current portion	¥(200,347)	¥(200,850)	¥(245,991)	¥(271,853)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from the year ended March 31, 2014 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

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

Carrying amounts of “Trade notes and accounts receivable” and “Trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

20. Related party transactions:

As of March 31, 2014, the Chief Executive Officer (“CEO”) of the Company, a business entity indirectly owned by the CEO (“the business entity”), and the CEO’s immediate family member held 9.1%, 4.0% and 1.9% of the outstanding shares of the Company, respectively.

In October 2012, the Company entered into a share exchange transaction with NSNK to make NSNK a wholly owned subsidiary of the Company. The Company allocated 6,350,630 shares of the Company’s common stock held in treasury into shareholders of NSNK except for the Company. The CEO was allocated 306,272 shares of the Company’s common stock held in treasury in exchange for shares of NSNK which the CEO had owned. This related party transaction with the CEO was at arm’s-length. This related party transaction did not have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In October 2013, the Company entered into a share exchange transaction with NCPL to make NCPL a wholly owned subsidiary of the Company. The Company allocated 4,856,764 shares of the Company’s common stock held in treasury into shareholders of NCPL except for the Company. The CEO was allocated 589,992 shares of the Company’s common stock held in treasury in exchange for shares of NCPL which the CEO had owned. This related party transaction with the CEO was at arm’s-length. This related party transaction did not have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In October 2013, the Company entered into a share exchange transaction with NTSC to make NTSC a wholly owned subsidiary of the Company. The Company allocated 2,624,000 shares of the Company’s common stock held in treasury into shareholders of NTSC except for the Company. The CEO and the business entity were allocated 322,400 shares and 49,600 shares of the Company’s common stock, respectively, held in treasury in exchange for shares of NTSC which the CEO and the business entity had owned. These related party transactions with the CEO and the business entity was at arm’s-length. These related party transactions did not have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

21. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2013	2014
Machinery and equipment	¥6,950	¥7,336
Other leased assets	65	109
Less—Accumulated amortization	(1,345)	(2,511)

	¥5,670	¥4,934

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Amortization expenses under capital leases for the years ended March 31, 2012, 2013 and 2014 were ¥835 million, ¥524 million and ¥1,305 million, respectively.

The future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2014 are as follows:

Yen in millions
Year ending March 31:
2015	¥1,810
2016	2,019
2017	658
2018	563
2019	114
2020 and thereafter	9

Total minimum lease payments	5,173
Less—Amount representing interest	(312)

Present value of net minimum lease payments	4,861
Less—Current obligations	(1,667)

Long-term capital lease obligations	¥3,194

Rental expenses under operating leases for the years ended March 31, 2012, 2013 and 2014 were ¥1,526 million, ¥2,719 million and ¥2,586 million, respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2014 are as follows:

Yen in millions
Year ending March 31:
2015	¥2,319
2016	1,757
2017	1,197
2018	996
2019	965
2020 and thereafter	1,941

Total minimum future rentals	¥9,175

NIDEC is a lessor in direct financing leases and operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. The direct financing leases did not have a material impact on our consolidated financial position or results of operations.

Rental revenues under operating leases for the years ended March 31, 2012, 2013 and 2014 were ¥373 million, ¥412 million and ¥175 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms as of March 31, 2014 are as follows:

Yen in millions
Year ending March 31:
2015	¥31
2016	25
2017	25
2018	26
2019	26
2020 and thereafter	91

Total minimum future rentals	¥224

22. Flooding in Thailand:

The flooding in Thailand that occurred in October 2011 caused water damage to buildings, machinery, and other property, plant and equipment as well as inventories at some of NIDEC’s subsidiaries. For the year ended March 31, 2012, NIDEC has recognized a loss of ¥17,269 million, which comprises ¥13,730 million for property, plant and equipment and ¥3,539 million for inventory associated with water damage. For the years ended March 31, 2013 and 2014, NIDEC has not recognized a loss.

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries up to fair value or replacement cost that was approved by insurance company at some of NIDEC’s subsidiaries. As a result, NIDEC has recorded a net gain of ¥5,932 million and ¥4,027 million in operating income for the year ended March 31, 2012 and 2013, respectively.

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2014 for the purchase of property, plant and equipment and other assets approximated ¥2,425 million.

Contingencies -

NIDEC has guaranteed approximately ¥60 million of bank loans for employees in connection with their housing costs at March 31, 2014. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥60 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero because it is not possible to estimate the amount of loss from employee’s defaults or range of the possible loss at this time.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥6,967 million as of March 31, 2014, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

Concentration of risk -

NIDEC is dependent on a number of large customers for a substantial portion of NIDEC’s net sales. Sales to NIDEC’s two largest customers represented approximately 22%, 20% and 17% of consolidated net sales for the years ended March 31, 2012, 2013 and 2014, respectively. Sales to NIDEC’s largest customer were approximately 12%, 11% and 9% of consolidated net sales for the years ended March 31, 2012, 2013 and 2014, respectively. Accounts receivable are financial instruments that expose NIDEC to a concentration of credit risk. At March 31, 2013, the two largest customers with outstanding accounts receivable balances totaled ¥19,534 million, or 13% of the gross accounts receivable, compared to ¥17,706 million, or 10% of the gross accounts receivable, at March 31, 2014. If any one or group of these customer’s receivable balances should be deemed uncollectable, it would have a materially adverse effect on NIDEC’s results of operations and financial condition.

Product warranty –

NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2013 and 2014 are summarized as follows:

	Yen in millions
	March 31
	2013	2014
Balance at beginning of year	¥971	¥2,201
Addition	1,626	2,021
Utilization	(664)	(1,080)
Foreign exchange impact	268	(106)

Balance at end of year	¥2,201	¥3,036

24. Discontinued Operations

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The operating results of the LAC, PGN and CLU businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”. All prior period information has been reclassified to be consistent with the current period presentation.

Operating results of discontinued operations for the year ended March 31, 2012 were as follows:

	Yen in millions
	For the year ended March 31, 2012
	LAC business	PGN business	CLU business	Total
Net sales	¥1,576	¥1,365	¥2,674	¥5,615

Loss on discontinued operations before income taxes	¥(2,203)	¥(1,817)	¥(3,776)	¥(7,796)
Income taxes	(269)	129	168	28

Loss on discontinued operations	¥(2,472)	¥(1,688)	¥(3,608)	¥(7,768)

25. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2012, 2013 and 2014:

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥176,932	¥165,427	¥185,506
Other small precision motors	154,505	154,297	177,007

Sub-total	331,437	319,724	362,513
Automotive, appliance, commercial and industrial products	208,529	248,464	345,236
Machinery	64,904	63,526	86,955
Electronic and optical components	69,377	69,188	72,845
Others	8,073	8,368	7,560

Consolidated total	¥682,320	¥709,270	¥875,109

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

Geographic information –

Revenues from external customers, which are attributed to countries based on the location of the Company or the subsidiaries that transacted with the external customer for the years ended March 31, 2012, 2013 and 2014, and long-lived assets as of March 31, 2013 and 2014 are as follows:

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Net sales:
Japan	¥260,470	¥213,169	¥238,278
U.S.A.	71,317	99,260	132,117
Singapore	40,595	55,712	63,950
Thailand	75,908	81,678	85,435
The Philippines	19,683	18,543	24,506
China	148,553	150,631	197,134
Other	65,794	90,277	133,689

Consolidated total	¥682,320	¥709,270	¥875,109

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	March 31
	2013	2014
Long-lived assets:
Japan	¥86,612	¥96,239
U.S.A.	21,047	23,046
Singapore	1,899	1,337
Thailand	42,418	37,925
The Philippines	11,838	12,904
China	56,756	65,007
Other	57,407	62,423

Consolidated total	¥277,977	¥298,881

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators(Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

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

The following tables show net sales to external customers and other financial information by operating segment for the years ended March 31, 2012, 2013 and 2014:

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Net sales to external customers:
Nidec Corporation	¥46,901	¥23,748	¥27,599
Nidec Electronics (Thailand)	64,226	63,349	67,623
Nidec (Zhejiang)	26,430	21,109	18,017
Nidec (Dalian)	4,269	3,648	1,940
Nidec Singapore	34,220	50,039	57,893
Nidec (H.K.)	50,748	52,028	69,890
Nidec Philippines	15,326	14,707	19,573
Nidec Sankyo	78,589	73,201	98,564
Nidec Copal	51,124	49,627	47,023
Nidec Tosok	33,358	31,090	36,854
Nidec Copal Electronics	29,098	26,845	31,295
Nidec Techno Motor	40,058	39,940	50,691
Nidec Motor	83,999	119,093	175,854
Nidec Motors & Actuators	44,748	44,707	64,420
All Others	78,268	96,236	106,996

Total	681,362	709,367	874,232
Adjustments *1	958	(97)	877

Consolidated total	¥682,320	¥709,270	¥875,109

*1	US GAAP adjustments primarily relate to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NIDEC had sales to two customers of ¥151,253 million for the year ended March 31, 2012, and sales to one customer of ¥74,897 million for the year ended March 31, 2013 within the Nidec Corporation, Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K.) and “All Others” segments, that exceeded 10% of NIDEC’s net sales. There was no certain customer group which exceeded 10% of the consolidated net sales for the year ended March 31, 2014.

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Net sales to other operating segments:
Nidec Corporation	¥100,064	¥108,282	¥138,354
Nidec Electronics (Thailand)	36,649	35,492	43,982
Nidec (Zhejiang)	3,617	2,977	5,011
Nidec (Dalian)	15,471	11,117	10,559
Nidec Singapore	448	709	749
Nidec (H.K.)	1,162	1,734	1,339
Nidec Philippines	24,390	25,682	29,266
Nidec Sankyo	396	300	312
Nidec Copal	2,318	2,093	2,318
Nidec Tosok	150	190	171
Nidec Copal Electronics	20	20	11
Nidec Techno Motor	952	3,143	4,041
Nidec Motor	30	154	80
Nidec Motors & Actuators	11,607	15,170	20,213
All Others	53,061	55,834	73,029

Total	250,335	262,897	329,435
Intersegment elimination	(250,335)	(262,897)	(329,435)

Consolidated total	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Operating income or loss:
Nidec Corporation	¥7,497	¥(4,856)	¥4,865
Nidec Electronics (Thailand)	15,027	10,525	12,781
Nidec (Zhejiang)	774	(2,689)	(243)
Nidec (Dalian)	431	(409)	475
Nidec Singapore	781	1,115	709
Nidec (H.K.)	359	146	483
Nidec Philippines	7,799	4,883	6,037
Nidec Sankyo	7,414	4,181	10,392
Nidec Copal	6,384	(3,192)	(1,323)
Nidec Tosok	3,140	1,715	3,186
Nidec Copal Electronics	4,194	3,277	5,288
Nidec Techno Motor	4,591	4,168	6,671
Nidec Motor	2,111	723	9,314
Nidec Motors & Actuators	3,126	3,447	5,334
All Others	11,201	10,540	18,911

Total	74,829	33,574	82,880

Reclassification *1	(3,072)	(17,606)	2,055
U.S. GAAP adjustments and Others *2	(1,476)	(537)	(1,133)
Consolidation adjustments mainly related to elimination of intersegment income or loss	2,789	2,167	1,266

	¥73,070	¥17,598	¥85,068

*1	Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the year ended March 31, 2012, 2013 and 2014.
*2	Others is mainly from the amortization of identifiable intangible assets related to business combinations for the years ended March 31, 2012, 2013 and 2014.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2012	2013	2014
Depreciation:
Nidec Corporation	¥995	¥917	¥921
Nidec Electronics (Thailand)	5,085	5,572	5,502
Nidec (Zhejiang)	1,231	1,196	618
Nidec (Dalian)	802	914	359
Nidec Singapore	70	133	197
Nidec (H.K.)	6	7	6
Nidec Philippines	2,598	2,750	2,732
Nidec Sankyo	3,715	3,773	4,102
Nidec Copal	3,115	3,806	4,444
Nidec Tosok	2,660	2,930	3,775
Nidec Copal Electronics	1,150	1,318	1,283
Nidec Techno Motor	1,491	1,890	2,573
Nidec Motor	3,892	6,481	9,171
Nidec Motors & Actuators	1,423	1,470	2,186
All Others	4,297	5,265	6,537

Total	32,530	38,422	44,406
U.S. GAAP adjustments *1 and Others *2	(1,019)	(3,487)	(4,921)

Consolidated total	¥31,511	¥34,935	¥39,485

*1	Some leased assets are not capitalized in the operating segments but are capitalized under U.S. GAAP.
*2	The amount of each segment includes amortization of intangible assets. Others mainly represent adjustments to exclude the amortization of intangible assets in order to reconcile amounts to consolidated total of depreciation in consolidated statements of cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	March 31
	2013	2014
Segment assets:
Nidec Corporation	¥565,451	¥628,338
Nidec Electronics (Thailand)	91,784	116,476
Nidec (Zhejiang)	13,897	12,112
Nidec (Dalian)	24,159	20,763
Nidec Singapore	21,590	27,689
Nidec (H.K.)	15,678	22,458
Nidec Philippines	37,084	49,569
Nidec Sankyo	107,393	125,929
Nidec Copal	62,376	55,166
Nidec Tosok	43,566	50,221
Nidec Copal Electronics	38,684	42,115
Nidec Techno Motor	42,508	49,703
Nidec Motor	178,429	197,315
Nidec Motors & Actuators	46,601	68,405
All Others	158,388	217,075

Total	1,447,588	1,683,334
Elimination of intersegment assets, net of taxes	(579,766)	(626,822)
Identifiable intangible assets and other fair value adjustments	12,502	11,626
Goodwill	132,775	154,927
U.S.GAAP adjustments and Others *1	(7,682)	(57,147)

Consolidated total	¥1,005,417	¥1,165,918

*1	Others is mainly due to the reclassification of deferred tax assets and liabilities on consolidation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2013	2014
Capital expenditure for segment assets:
Nidec Corporation	¥1,991	¥1,884
Nidec Electronics (Thailand)	14,588	1,232
Nidec (Zhejiang)	710	712
Nidec (Dalian)	2,372	972
Nidec Singapore	417	9
Nidec (H.K.)	5	6
Nidec Philippines	1,876	3,368
Nidec Sankyo	4,777	3,712
Nidec Copal	9,539	2,427
Nidec Tosok	5,814	9,432
Nidec Copal Electronics	984	826
Nidec Techno Motor	5,144	3,549
Nidec Motor	3,594	4,134
Nidec Motors & Actuators	1,845	3,019
All Others	7,712	5,015

Consolidated total	¥61,368	¥40,297

NIDEC did not have significant non-cash items other than depreciation in reported profit. Intersegment sales were made at prices that approximate current market value.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

26. Subsequent events:

Dividends for the fiscal year ended March 31, 2014

Subsequent to March 31, 2014, the Company’s Board of Directors declared a cash dividend of ¥7,585 million payable on June 3, 2014 to stockholders as of March 31, 2014.

A Share Exchange Agreement to Make Nidec Copal Electronics Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 22, 2014, NIDEC decided, at a meeting of the Board of Directors, to enter into a share exchange transaction (the “Share Exchange”) with Nidec Copal Electronics Corporation (“NCEL”) to make NCEL a wholly owned subsidiary, and entered into a share exchange agreement with NCEL on the same day.

1)	Reason for the share exchange

The Company and NCEL have determined that, in order for NCEL to further grow its business and improve its profitability, it is imperative that management decisions be made promptly and flexibly, resources be fully shared with the Company, investments by both the Company and NCEL produce better results, and an operational structure be established where NCEL is fully integrated with the Company to achieve better performance.

2)	Share exchange procedure and effective date

The Share Exchange will become effective on October 1, 2014, per approval of NCEL’s shareholders at the ordinary general meeting held on June 20, 2014. The Company uses a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

3)	Ratio applied to the allocation of shares

For each share of NCEL common stock, 0.138 shares of the Company’s common stock will be allocated.

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of the Company and NCEL.

4)	Number of shares of the Company allocated in the share exchange

The Company expects to allocate 3,160,584 shares (tentative) of its common stock in the Share Exchange. The Company intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A Share Exchange Agreement to Make Nidec-Read Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 22, 2014, NIDEC decided, at a meeting of the Board of Directors, to enter into a share exchange transaction (the “Share Exchange”) with Nidec-Read Corporation (“NRCJ”) to make NRCJ a wholly owned subsidiary, and entered into a share exchange agreement with NRCJ on the same day.

1)	Reason for the share exchange

The Company and NRCJ have determined that, in order for NRCJ to further grow its business and improve its profitability, it is imperative that management decisions be made promptly and flexibly, resources be fully shared with the Company, investments by both the Company and NRCJ produce better results, and an operational structure be established where NRCJ is fully integrated with the Company to achieve better performance.

2)	Share exchange procedure and effective date

The Share Exchange will become effective on October 1, 2014, per approval of NRCJ’s shareholders at the ordinary general meeting held on June 17, 2014. The Company uses a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

3)	Ratio applied to the allocation of shares

For each share of NRCJ common stock, 0.243 shares of the Company’s common stock will be allocated.

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of the Company and NRCJ.

4)	Number of shares of the Company allocated in the share exchange

The Company expects to allocate 1,421,513 shares (tentative) of its common stock in the Share Exchange. The Company intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

27. Quarterly Financial Data for the year ended March 31, 2014: (Unaudited)

	Yen in millions
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	¥211,276	¥218,358	¥217,091	¥228,384	¥875,109
Income before income taxes	17,366	21,075	24,084	22,139	84,664
Net income attributable to Nidec Corporation	¥13,346	¥13,757	¥15,950	¥13,351	¥56,404

	Yen
Net income attributable to Nidec Corporation per share:
Basic *1	49.73	51.26	57.84	48.41	207.31
Diluted *1	46.42	47.85	54.24	45.39	193.96

Notes:

*1:	Earnings-per-share amounts for each quarter are computed independently. As a result, their sum may not equal the total year earnings-per-share amounts.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIDEC CORPORATION

By:	/s/ Shigenobu Nagamori
Name:	Shigenobu Nagamori
Title:	President, Chief Executive Officer and Representative Director

Date: June 26, 2014

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Nidec Corporation (English translation) (last updated on June 18, 2014)

1.2

Share Handling Regulations of Nidec Corporation (English translation)

(last updated on July 16, 2013)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

1.3	Regulations of the Board of Directors of Nidec Corporation (English translation) (last updated on June 24, 2008)

1.4

Regulations of the Audit and Supervisory Board of Nidec Corporation (English translation)

(last updated on July 5, 2008)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

2.1

Form of Deposit Agreement, amended and restated as of February 21, 2012, among Nidec Corporation, JPMorgan Chase Bank, N.A. as Depositary, and holders of American Depositary Receipts

(Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

2.2	Form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-179604) filed on February 21, 2012)

4.1

Share Exchange Agreement, dated April 23, 2013 between Nidec Corporation and Nidec Copal Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

4.2

Share Exchange Agreement, dated April 23, 2013 between Nidec Corporation and Nidec Tosok Corporation (English translation)

(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

4.3	Share Exchange Agreement, dated April 22, 2014 between Nidec Corporation and Nidec Copal Electronics Corporation (English translation)

4.4	Share Exchange Agreement, dated April 22, 2014 between Nidec Corporation and Nidec-Read Corporation (English translation)

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the U.S. Securities and Exchange Commission upon request.