Form 20-F
period 2015-03-31
NIDEC CORP
filed 2015-06-25
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-13896

Nihon Densan Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

NIDEC CORPORATION

(Translation of Registrant’s name into English)

Japan	338 Kuzetonoshiro-cho Minami-ku, Kyoto 601-8205, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Masahiro Nagayasu, +81-75-935-6140, ir@nidec.com, address is same as above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock*	New York Stock Exchange
American Depositary Shares each representing one-fourth of one share of common stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2015, 294,108,416 shares of common stock were outstanding, including 2,320,079 shares represented by 9,280,316 American Depositary Shares and 9,636 shares held in treasury.

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital and financial markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in “Item 3.D. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report and include, but are not limited to:

•                  general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies;

•                  our ability to expand our business portfolio into new business areas in the highly competitive automotive, appliance, commercial and industrial product markets;

•                  our ability to design, develop, mass produce and win acceptance of our products, including those that use the hard disk spindle motor technology, which are offered in highly competitive markets characterized by continual new product introductions, rapid technological development and shifts in use;

•                  alleged or actual product defects and malfunctions of any end-product in which our products are incorporated;

•                  the effectiveness of our measures designed to reduce costs and improve profitability;

•                  our ability to acquire and successfully integrate companies with complementary technologies, product lines, and marketing and sales networks;

•                  our ability to match production and inventory levels with actual demand;

•                  any negative impact on our businesses of natural or human-caused disasters and other incidents beyond our control in the countries where our manufacturing and research and development operations are concentrated, including Japan, Thailand and China;

•                  our ability to procure raw materials and attract and retain qualified personnel at satisfactory cost levels;

•                  exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated;

•                  fluctuations in interest rates; and

•                  any failure to comply with applicable laws and regulations, including due to adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing or other operations.

Forward looking statements represent our estimates and assumptions only as of the date that they were made. We do not undertake any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this annual report, except to the extent required by law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table includes selected historical financial data for the fiscal years ended March 31, 2011 through 2015 derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included elsewhere in this annual report.

Selected Financial Data

	Year ended March 31,
	2011(1)	2012(1)	2013	2014	2015
	(Yen in millions, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥675,988	¥682,320	¥709,270	¥875,109	¥1,028,385
Cost of products sold	500,034	523,729	572,634	674,903	786,207
Selling, general and administrative expenses	55,348	55,471	84,760	77,534	85,781
Operating income	92,869	73,070	17,598	84,864	111,218
Income from continuing operations before income taxes	81,966	70,856	13,398	84,460	107,371
Net income attributable to Nidec Corporation	52,333	40,731	7,986	56,272	76,216
Balance sheet data (period end):
Total assets	¥748,205	¥800,401	¥1,005,417	¥1,166,938	¥1,355,139
Short-term borrowings	52,018	86,608	32,798	22,600	52,401
Current portion of long-term debt	1,124	674	133,628	29,245	45,485
Long-term debt	101,819	101,236	146,271	299,411	184,612
Total Nidec Corporation shareholders’ equity	355,250	370,182	415,653	517,971	745,171
Common stock	66,551	66,551	66,551	66,551	77,071
Number of shares outstanding(2)	290,150,160	290,150,160	290,150,160	290,150,160	294,108,416
Per share data: (2)
Income from continuing operations per share-basic	¥203.05	¥168.16	¥29.64	¥206.82	¥272.32
Loss on discontinued operations per share-basic	(15.10)	(20.04)	—	—	—
Net income attributable to Nidec Corporation per share-basic	187.96	148.12	29.64	206.82	272.32
Income from continuing operations per share-diluted	195.98	157.20	27.49	193.50	256.73
Loss on discontinued operations per share-diluted	(14.58)	(18.76)	—	—	—
Net income attributable to Nidec Corporation per share-diluted	181.40	138.45	27.49	193.50	256.73
Cash dividends declared per share	¥42.50	¥45.00	¥42.50	¥50.00	¥70.00
Cash dividends declared per share(3)	$0.51	$0.55	$0.45	$0.49	$0.58

Notes:

(1)         As of March 31, 2011, we discontinued our specialty lens unit, or SLU, business which had previously been included in the “electronic and optical components” category. As of March 31, 2012, we discontinued our lens actuator, or LAC, business, which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism, or PGN, business, and our compact digital camera lens unit, CLU, business, both of which had previously been included in the “electronic and optical components” product category. The operating results of the SME, SLU, LAC, PGN and CLU businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in our audited consolidated statements of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”). All prior period SME, SLU, LAC, PGN and CLU amounts in the above table, except for the balance sheet data, have also been so reclassified as to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2011 through 2015.

(2)         We implemented a two-for-one stock split of our common stock effective April 1, 2014. The number of shares outstanding and per share amounts have been adjusted to reflect the effect of the stock split.

(3)         U.S. dollar amounts for dividends are translated from the respective Japanese yen amounts for convenience at the exchange rate as of the end of each period.

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. Fluctuations in foreign currency exchange rates also affect our results of operations and shareholders’ equity. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Introduction—Effects of Foreign Currency Fluctuations.”

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

	High	Low	Average(1)	Period-end
Year ended March 31,
2011	¥94.68	¥78.74	¥85.00	¥82.76
2012	85.26	75.72	78.82	82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	109.75	119.96
2014
December	¥121.38	¥117.28	¥119.32	¥119.85
2015
January	¥120.20	¥116.78	¥118.25	¥117.44
February	120.38	117.33	118.76	119.72
March	121.50	119.01	120.39	119.96
April	120.36	118.80	119.51	119.86
May	124.18	119.09	120.80	123.98

Note:

(1)         The average exchange rate for each yearly period represents the average of the exchange rates on the last day of each month during the period, and the average exchange rate for each monthly period represents the average of the daily exchange rates during the period.

As of June 5, 2015, the noon buying rate was ¥125.58 per $1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Economic downturns may lead to reduced demand for our products.

Demand for our products may be adversely affected by unexpected economic trends in the countries or regions in which our products, and the end-products in which they are used, are sold. In particular, our products are often used in end-products that are subject to discretionary spending, such as personal computers, consumer electronic goods and automobiles, and thus a decline in general consumption levels could adversely affect our sales. Similarly, capital investment levels in the manufacturing sector can be particularly sensitive to economic trends, and a decline in capital investment could adversely affect sales of our products that are used in industrial applications. For example, our results of operations for the fiscal year ended March 31, 2013 were adversely affected by the deterioration in the global economic environment due to the credit and financial crises in Europe as well as weakened consumer spending. Our results of operations and financial condition may be materially and adversely affected by negative economic trends in future periods.

We are subject to risks associated with the expansion of our business portfolio into new business areas.

While our business has traditionally been centered on motors and their derivative products, equipment and components used in the information technology sector, we are currently endeavoring to expand our business portfolio in other business areas from the viewpoint of risk diversification and future growth. However, there can be no assurance that we will be able to secure the necessary information, business resources, customer relationships, business expertise and brand recognition in a timely manner. For example, the success of our acquisition and investment activities which is a key factor in our ability to succeed in our business portfolio expansion is constantly subject to uncertainty. In addition, the automotive, appliance, commercial and industrial product markets in which we are endeavoring to expand are subject to various risks such as those stemming from vast supply chains that increase the risk of manufacturing disruptions and labor problems of third parties having an adverse effect on our business and increased compliance costs related to more stringent environmental and safety regulations. Furthermore, our overall operating margin could be adversely affected if, in the course of our business portfolio expansion, our product mix changes in a manner that increases the proportion of sales related to less profitable products and businesses.

Because of our dependence on the information storage and communication industry, our business may be adversely affected by a decline in the market.

While we are endeavoring to expand our business portfolio into new business areas, a substantial portion of our net sales continues to depend on sales of products used in information storage and communication equipment and peripherals, including small precision motors. In particular, the hard disk drive, or HDD, market is particularly important to us, and declines in demand and price of HDDs may have a material adverse effect on our results of operations and financial condition due to a decline in our sales of spindle motors for use in HDDs. In recent years, demand for HDDs has been declining due to a gradual shift in demand to solid state drives, or SSDs, which has advantages in terms of data access speeds, and although SSDs are still more expensive on a bit-by-bit basis, SSD price levels have been declining steadily. To the extent the information technology industry shifts further from the usage of HDDs to SSDs or other forms of storage devices, demand for HDDs could decline further. This could occur if, for example, demand for products such as tablet computers and smartphones, which have functions that are similar to personal computers, or PCs, further replaces demand for PCs that utilize HDDs. In addition, if the price of SSDs declines to a level that makes SSDs more competitive compared to HDDs, demand for HDDs would decline significantly, and our sales of spindle motors for use in HDDs would be materially and adversely affected. Furthermore, we rely on our major customers for spindle motors for use in HDDs for a higher percentage of our net sales compared to our other customers, and a significant decline in orders from such customers could have a materially adverse effect on our business, results of operations and financial condition.

We face aggressive competition both in the markets where we supply our main products and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

We generally face aggressive competition in the markets in which we conduct business. In the HDD market, where we supply our main products, we are under constant pricing pressure as the market is characterized by declining selling prices over the life of a product. In the markets in which we are attempting to expand our market share, including the automotive, appliance, commercial and industrial product markets, we compete with competitors that may have larger financial, research and development, manufacturing, sales, marketing and service capabilities and sources of support than we do, and that may also have more established market recognition and long-standing customer relationships. In emerging markets, including those for electric and hybrid vehicle control systems, we also face severe competition with other new market entrants as they seek to expand their market share.

To maintain our competitiveness in the markets where we supply our main products and to enhance our competitiveness in the markets into which we are attempting to expand our business, we believe that we should maintain, or may need to increase, our substantial level of investment in research and development, expand our production, sales and marketing capabilities, enhance services and support, timely develop new products, and further improve our existing products. We will also need to continue our cost reduction efforts in order to maintain our profitability.

Our competitiveness may decline and/or our profitability may be adversely affected if:

•                      any of our markets develops faster than our expectations due to rapidly increasing demand or otherwise, causing our market share to decline relative to our competitors that are able to better meet increasing demand or otherwise cope with developing markets;

•                      our cost reduction efforts are insufficient to offset declines in market price levels or increases in raw material costs;

•                      our competitors’ competitive efforts result in technological innovations, improved manufacturing efficiencies or enhanced research and developmental capabilities, rendering our products and technologies obsolete or uncompetitive;

•                      mergers or consolidations among our competitors result in a relative decline in our competitive position; or

•                      we are unable to obtain financial, technological, human or other resources necessary to maintain or enhance our investments.

If our research and development activities are not successful, our business and results of operations could be materially and adversely affected.

We engage in continuous research and development activities, including those related to basic technologies, new products, product improvements and manufacturing processes. The markets for our products are characterized by continual and fast-paced technological development, and our customers’ requirements regarding the performance of our products are expected to continue to heighten. In such markets, our success will depend upon our ability to continue to develop superior technologies, products and processes in a timely manner in order to meet our customers’ needs effectively. If third parties succeed in developing new technologies, products or processes that are more attractive to our customers than ours due to our inability to accurately anticipate the direction of the market, our inability to conduct research and development in an effective or timely manner or otherwise, our products could be rendered obsolete or the competitiveness of our products could decline. Anticipating such shifts accurately and developing appropriate technologies, products and processes in a timely manner present a significant challenge. Determining the direction of our research activities related to basic technologies is particularly difficult, and the risk of our being unable to recoup the costs related to such activities can be significant. If we are unsuccessful in our research and development activities, our business and results of operations could be materially and adversely affected.

In addition, our customers generally require us to provide customized products that meet specific performance requirements within a set delivery timetable. Our customers are increasingly demanding that we provide them with more complex products on a shorter timetable. Any future failure to design, manufacture and deliver customized products that meet customer requirements could damage our relationship with the customer, harm our reputation and negatively affect our market share, as well as impede the business development of these new products and the expansion of the products’ markets. Furthermore, if a customer fails to successfully commercialize or sell products that incorporate in them any customized product in which we invested significant resources to develop, we may be unable to recoup the relevant development costs. As a result, our business and results of operations could be materially and adversely affected.

If any defect is discovered in our products, or if any of the end-products in which our products are incorporated malfunctions, our reputation and results of operations may suffer by lost sales or costs associated with recalls, legal proceedings or management distraction.

We manufacture complex, state-of-the-art motors and other electronic products and, as a result, are exposed to potential warranty and product liability claims arising from alleged or actual defects in our products in the normal course of business. In particular, widespread malfunction of any end-product in which our products are incorporated may lead to consumer dissatisfaction, recalls and lawsuits. In the automotive, appliance, commercial and industrial motors and other parts markets, where we seek to expand our business, strict safety standards are imposed by applicable regulations and demanded by the public, as malfunctioning vehicles, equipment or machinery could result in serious property damage, personal injuries and even death. If such malfunction is caused by or attributed or alleged to be attributed to defects in our products, our brand image could be damaged, we may be subject to adverse regulatory action and significant legal claims or drawn into disputes with our customers, and our results of operations may be adversely affected by lost sales or costs associated with recalls. In addition, significant financial and human resources may be incurred, and management’s attention may be diverted, if we are required to defend ourselves against legal claims.

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

We rely on third party suppliers for raw materials, such as aluminum and rare earth materials, and components, such as connectors, electric circuits, magnets and other unit assemblies, used in our manufacturing processes. Our production capacity will be limited if one or more of these materials or components become unavailable or available only in reduced quantities or at increased prices. Financial or operational disruptions or slowdowns suffered by our principal suppliers or shippers may negatively affect the availability of raw materials or components. Governmental actions that add conditions to the use of raw materials or components or impose additional disclosure or other regulatory compliance requirements relating to such materials or components may also affect their availability. For example, regulatory developments imposing due diligence and disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries may limit the pool of suppliers that can provide us with materials and components that do not contain any such materials or may result in reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of the minerals used in our products. In addition, the availability of components may be adversely affected by a supplier’s decision to cease to manufacture or allocate adequate resources to develop products that we require.

If the sources or availability of materials or components necessary for our products become limited, we may have to devote significant resources to secure alternative suppliers or shippers, find substitutes for such materials or components, or develop designs and technologies that reduce or eliminate the need for such materials or components. If our sources of materials and supplies are unavailable for a significant period of time without any such substitute, design or technology, our results of operations will be adversely affected.

We rely to a large extent on production and sales in developing countries which may become politically or economically unstable and face risks resulting from unanticipated developments in those countries.

We manufacture and sell a large percentage of our products in developing countries such as China, Thailand, the Philippines, Vietnam, Malaysia, Mexico and Indonesia in order to take advantage of more competitive production and sales costs and to develop new markets for our products. We also seek to expand our operations into other developing markets, including India and Brazil, where we have little or no prior experience. These countries and markets are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we can continue to manufacture our products cost-efficiently in proximity to our customers. The governmental authorities of those countries may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there.

Furthermore, business activities overseas expose us to the following various risks related to foreign business transactions, and these risks may adversely affect our business, results of operations and financial condition:

•                      economic slowdown or downturn in the relevant industries in foreign markets;

•                      international currency fluctuations;

•                      general strikes or other disruptions in working conditions;

•                      labor shortages and labor cost increases, especially in China and Thailand;

•                      political instability;

•                      changes in trade restrictions and tariffs;

•                      difficulties associated with staffing and managing international operations;

•                      generally longer receivables collection periods;

•                      unexpected changes in or imposition of new legislative or regulatory requirements;

•                      relatively limited protection for intellectual property rights in some countries;

•                      potentially adverse taxes;

•                      cultural and trade differences;

•                      additional cost of products exported overseas, including tariffs, shipping costs, and other duties and impositions, which may make our products less price competitive, and

•                      significant time and capital required for expanding overseas businesses before achieving a return on capital.

Our quarterly results of operations do not necessarily indicate a trend of our future results of operations.

We have experienced, and expect to continue to experience, fluctuations in sales and results of operations from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our results of operations may be subject to significant quarterly fluctuations as a result of the various factors, including:

•                      fluctuations in product demand as a result of the cyclical and seasonal nature of the markets in which our products are sold and used, including the information storage and communication, appliance, commercial and industrial products markets;

•                      translation effect of exchange rate fluctuations on the results of our overseas subsidiaries and monetary assets and liabilities denominated in foreign currencies;

•                      the availability and extent of utilization of our manufacturing capacity;

•                      changes in our product, customer or competitor mix, which can occur on short notice;

•                      cancellation or rescheduling of significant orders, which can occur on short notice;

•                      deferrals of customer orders for our new products; and

•                      component and raw material costs and availability, particularly with respect to those obtained from sole or limited sources, which can occur on short notice.

Because our production and inventory are planned in advance of anticipated customer demand, if actual demand is significantly different from our projections, we may suffer losses or lose market share.

We typically plan our production and inventory levels based on customers’ advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonality or other factors. In order to secure sufficient production scale and productivity, we may make capital investments in advance of anticipated customer demand. For example, we plan to make additional capital investments to expand our manufacturing capabilities particularly in emerging economic regions. If our manufacturing capabilities are under-utilized due to lower demand for our products, unavailability of raw materials or components, or for any other reason, such under-utilization could result in a decline in our profit margins due to our operating expenses being relatively fixed as well as impairment losses or could otherwise have a material adverse impact on our results of operations and financial condition. On the other hand, if we underestimate our customers’ needs and fail to make the necessary capital investments, we may lose market share due to our inability to meet customers’ demands.

In addition, in anticipation of long lead times to obtain inventory and materials from our suppliers, we may also from time to time order materials in advance of anticipated customer demand. This advance investment and ordering may result in excess inventory levels, resulting in unanticipated inventory write-downs if expected orders fail to materialize. As of March 31, 2015, our inventory, including both products and materials, was ¥171.0 billion.

In addition, our operating expenses are relatively fixed, and we thus have limited ability to reduce expenses quickly in response to any revenue shortfalls resulting from a decrease in demand. Consequently, our results of operations will be harmed if our revenues do not meet our revenue projections.

Our growth has been based in part on acquisitions of, or investments in, other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits or if we are unable to find suitable acquisition or investment targets.

We have achieved much of our growth by acquiring and otherwise investing in other companies that have provided us with complementary technologies, product lines, marketing and sales networks, and customer base. The continued success of our acquisition and investment activities constitutes a key factor in achieving our current business strategy. To the extent that we are unable to make successful acquisitions or investments, we may not be able to continue to expand our product range, marketing or sales networks or customer base, and our growth rates could be adversely affected.

Critical to the success of our acquisitions is the ordered and efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. Our acquisitions may not generate the operational and financial returns we expect. The success of our future acquisitions will depend upon factors such as:

•                 our ability to manufacture and sell the products of the businesses acquired and to integrate the technologies of the acquired businesses with our own to develop new products;

•                 continued demand for such products by our customers;

•                 our ability to integrate the acquired businesses’ operations, products and personnel;

•                 our ability to retain key personnel of the acquired businesses;

•                 our ability to extend our financial and management controls as well as our reporting and compliance systems and procedures to acquired businesses;

•                 accuracy of financial and legal due diligence; and

•                 our ability to identify possible liabilities that could negatively affect our business, operations or reputation during the due diligence process.

Our new and additional investments in other companies are subject to other uncertainties that may have a material adverse impact on our business. For example, the fair value of our investments in other companies may be impaired if their business results deteriorate or as a result of a decline in the fair value of their securities that is other than temporary. Changes in economic policies of local governments, laws and regulations, and accounting rules applicable to companies in which we invest may also have a significant adverse effect on our financial results. In addition, in cases where we have a non-controlling interest in an investee, we typically cannot control the operations and the assets of the investee or make major decisions without the consent of other shareholders or participants, or at all, unless we acquire a controlling interest by increasing our shareholding interest.

Failure to succeed in acquisitions or investments, or an inability to find suitable acquisition or investment targets, could have a material adverse effect on our business, results of operations and financial condition.

Our growth places significant burdens on our management and operational and financial resources.

Our future success depends to a large extent on our ability to integrate and manage our group of companies as we seek to continue expanding our business and operations organically or through acquisitions of or investments in businesses in accordance with our growth strategy. However, our growth has placed, and is expected to continue to place, significant burdens on our management and operational and financial resources. As we pursue our growth strategy, we may face increasing burdens on management and our resources and, as a result, fail to timely and appropriately enhance our group-wide administrative, operational, information technology, and financial and compliance management systems. Any such failure may have a material adverse impact on our business, results of operations and financial condition.

We rely on our founder, Chairman of the Board, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

Our continued success will depend to a significant extent on the efforts and abilities of our founder and current Chairman of the Board, President and CEO, Mr. Shigenobu Nagamori. Mr. Nagamori is actively engaged in our management and determines our strategic direction, especially with regard to acquisition activities. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Nagamori, his sudden departure or reduced attention to us could have a material adverse effect on our business, financial condition and results of operations.

For our business to continue effectively, we will need to attract and retain qualified personnel.

Our business depends on the continued employment of our senior management, engineers and other technical personnel, many of whom would be extremely difficult to replace. To maintain our current market position and support future growth, we will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is intense, and we and our affiliates may be unable to attract and retain such additional personnel.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the 12 operating segments and others that we report in our consolidated financial statements, including Nidec Corporation, Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Sankyo, Nidec Copal, Nidec Copal Electronics, Nidec Techno Motor, Nidec Motor, and Nidec Motors & Actuators. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segment data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments.

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

Our business activities are subject to a wide range of environmental laws and regulations in Japan, Asia, the Americas, Europe and other areas. These laws and regulations include those relating to discharge of chemicals into the air and water, management, treatment and disposal of hazardous substances and wastes, product recycling, prevention of global warming and the obligation to investigate and remediate soil and groundwater contamination. Many of our operations require environmental permits, the terms of which may impose limits on our manufacturing activities and require the incurrence of costs to achieve compliance and which may be subject to modification, renewal and revocation by the issuing authorities. We may be held responsible for payments or other sanctions for noncompliance with, or otherwise pursuant to, applicable environmental laws, regulations and permits, in which case our reputation as well as our results of operations could be adversely affected. Moreover, if these laws, regulations and permits become more stringent in the future, the amount of capital expenditures and other expenses which may be required to complete remedial actions and to continue to comply with applicable environmental laws, regulations and permits could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.

Our business activities are also subject to various other governmental regulations, both local and international, including antitrust, anti-bribery, anti-terrorism, intellectual property, consumer protection, taxation, export regulations, tariffs, foreign trade and exchange controls. Because a significant portion of our sales are derived from small precision motor sales and because we have a leading market share globally for small precision motors, any regulatory development or measure that affects sales or manufacturing of small precision motors in particular could reduce our sales or otherwise negatively affect our business. In addition, as our common stock is listed on the Tokyo Stock Exchange and American Depositary Shares representing shares of our common stock are listed on the New York Stock Exchange, we must also comply with applicable securities laws and regulations, accounting standards and stock exchange rules. Compliance with these and other applicable laws, regulations, standards and rules could require significant financial, human and other resources. Moreover, as we expand our operations into new products and geographical markets, we may be required to further enhance our compliance policies and procedures. Our failure or inability to comply fully with applicable laws, regulations, standards and rules could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

In addition, future developments or changes in laws, regulations, rules, policies, voluntary codes of practice, accounting standards, fiscal or other policies and their effects are unpredictable and beyond our control. Such developments and changes may require additional financial, administrative and human resources or a significant adjustment to our business operations.

We may experience difficulties implementing effective internal controls over financial reporting.

As a public company, it is essential for us to have effective internal controls, corporate compliance functions and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as a company subject to the reporting obligations under the U.S. Securities Exchange Act of 1934, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our independent registered public accounting firm must also conduct an audit on the effectiveness of our internal control over financial reporting. We are also subject to regulations on internal control over financial reporting under Japanese law.

Designing and implementing an effective system of internal controls capable of monitoring and managing our business and operations requires significant management, human and other resources. Once we identify any significant deficiencies or material weaknesses in our internal control systems, we may require additional resources and incur additional costs to remediate such deficiencies or weaknesses.

Furthermore, if management determines that our internal control over financial reporting is not effective for any period, we may be unable to timely file reports required under the Japanese Financial Instruments and Exchange Law or the U.S. Securities and Exchange Act of 1934, and our market perception could be negatively affected. Depending on the severity of, and causes and other factors relating to, a material weakness in internal control over financial reporting, we could be subject to liabilities or sanctions, including enforcement action by the SEC for violations of the U.S. securities laws and by the Japanese Financial Services Agency for violations of the Financial Instruments and Exchange Law and other applicable laws and regulations. In addition, we could be restricted in our ability to access U.S., Japanese and other markets for capital raising.

We are subject to risks related to intellectual property rights.

Our business is dependent on our ability to protect the proprietary rights to our technologies and products and other intellectual property, which we seek to protect through patent, trade secret, trademark, copyright and other legal protection afforded to intellectual property rights as well as contractual provisions and our internal information control system. Despite these efforts, we face the following risks:

•                 we could incur substantial costs in defending against claims of infringement of the intellectual property of others, and such claims could result in damage awards against us, orders to pay for the use of previously unrecognized third-party intellectual property or injunctions preventing us from continuing aspects of our business, which could in turn have a material adverse effect on our business, financial condition and results of operations;

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

•                 we could incur substantial costs in seeking enforcement of our patents against infringement or the unauthorized use of our trade secrets, proprietary know-how or other intellectual property by others; and

•                 the laws of foreign countries in which our products are manufactured and sold may not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, and such laws may not be enforced in an effective manner.

For information relating to our intellectual properties disputes, see “Item 4.B. Information on the Company—Business Overview—Legal Proceedings.”

Leaks of confidential information may adversely affect our business.

In the normal course of business, we possess personal and other confidential information on our customers, other companies and other third parties with whom we do business as well as our own confidential information and personal information of our employees. Although we have security measures in place to protect such information, we may be subject to liability or regulatory action if any of such information is leaked due to human or technical error, unauthorized access, other illegal conduct or otherwise. Failure to protect confidential information could also lead to a loss of our competitive advantage and customer and market confidence in us, adversely affecting our business, financial condition and results of operations.

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

We have significant goodwill and long-lived assets, including plants, property and equipment. As of March 31, 2015, we had ¥172.4 billion of goodwill and ¥339.0 billion of plants, property and equipment. In connection with any acquisition we make in the future, we may record additional goodwill depending on the terms of the acquisition. In accordance with U.S. GAAP, we review goodwill for impairment annually and goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. In addition, if long-lived assets do not generate sufficient cash flows, impairment losses will also need to be recognized. Any significant amount of such impairment losses will adversely affect our results of operations and financial condition.

Our results of operations will be negatively affected if we are required to reduce our deferred tax assets.

As part of the process of preparing our consolidated financial statements in accordance with U.S. GAAP, we must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. In the event of a deterioration in market conditions or results of operations in which we determine that there is additional uncertainty regarding realization of all or part of our net deferred tax assets, the resulting adjustment to our deferred tax assets would decrease our income during the period in which such determination is made.

Because our sales to overseas customers are denominated predominantly in U.S. dollars and other foreign currencies, we are exposed to exchange rate risks that could harm our results of operations and shareholders’ equity.

Sales to customers outside Japan accounted for 77.8%, 81.9% and 82.1% of our consolidated net sales during the fiscal years ended March 31, 2013, 2014 and 2015, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, Euro, the Chinese yuan and Thai baht. As a result, the appreciation of the Japanese yen against the U.S. dollar, Euro and other currencies will generally have a negative effect on our sales, operating income and net income. In order to mitigate against this risk, in recent years we have been attempting to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations. We may also experience volatility in our shareholders’ equity as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in Japanese yen.

Interest rate fluctuations may adversely affect our financial condition.

We have long-term receivables and debt, with fixed and variable rates, and we enter into interest rate swaps and other contracts in order to stabilize the fair values and cash flows of those receivables and debts. We enter into interest rate swaps and other contracts to reduce our market risk exposure from changes in interest rates. To the extent that their effects are not hedged, we are exposed to interest rate fluctuation risks which may affect our operational costs, interest expenses, interest income and the value of our financial assets and liabilities.

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

Natural disasters, including earthquakes and floods, fires, the spread of infectious diseases and other public health issues, armed hostilities, terrorism and other incidents, whether in Japan or any other country in which we, our suppliers or customers operate, could cause damage or disruption to us, our suppliers or customers, or could create political or economic instability, any of which could harm our business. For example, natural disasters could adversely affect our operations by damaging industrial and other infrastructures, causing power outages, rendering our employees unable to work, reducing customer demand or disrupting our suppliers’ operations. If any such disaster occurs in any region in which any of our major customers or production or development bases are concentrated, such as Thailand or China, or in Japan where our headquarters and key research and development facilities are located, the adverse effect on our results of operations and financial condition could be particularly pronounced. Our network and information systems are important for normal operations, but such systems are vulnerable to shutdowns caused by unforeseen events such as power outages or natural disasters or terrorism, hardware or software defects, or computer viruses and computer hacking. Any such events, over which we have little or no control, could cause a decrease in demand for our products or services, make it difficult or impossible for us to deliver products, for our suppliers to deliver components or for our customers to manufacture products, require large expenditures to repair or replace our facilities, or create delays and inefficiencies in our supply chain.

We maintain third-party insurance coverage for various types of property, casualty and other risks. The types and amounts of insurance that we obtain vary from time to time and from location to location, depending on availability and cost and our decisions as to risk retention. Our insurance policies are subject to deductibles, policy limits and exclusions that result in our retention of a level of risk on a self-insured basis. While we believe our insurance coverage is comparable to the coverage maintained by similar companies in our industry, losses not covered by insurance could be significant, adversely affecting our financial condition and results of operations.

Large shareholders may sell their shares of our common stock at any time, and such sale may cause our stock price to decline, even if our business is doing well.

As of March 31, 2015, there were 294,098,780 outstanding shares of our common stock (excluding treasury stock), of which 42,066,256 shares, or 14.3%, of the outstanding shares are beneficially owned by our Chairman of the Board, President and CEO, Mr. Shigenobu Nagamori. These shares and, generally, the shares owned by other shareholders can be sold on the Tokyo Stock Exchange and otherwise in Japan at any time. Additional sales of a substantial amount of our common stock in the public market by a large shareholder, or the perception that such sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the issuance or sale of our securities. Also, in the future, we may issue or sell securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiaries or affiliated companies by using common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

Our Articles of Incorporation, Regulations of the Board of Directors, Share Trading Regulations and the other related regulations, as well as the Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan that are based upon the securities laws of the United States or any U.S. state.

A holder of our ADSs will have fewer rights than a shareholder has and will need to act through the depositary to exercise those rights.

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

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec Corporation is a joint stock corporation that was incorporated and registered under the Japanese Commercial Code (which was replaced by the Company Law in May 2006) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our main telephone number is +81-75-935-6140. As of March 31, 2015, we had 232 subsidiaries located in 32 countries, and five affiliated companies located in three countries. We had 98,439 employees worldwide, 91.8% of which were employed outside Japan, as of March 31, 2015.

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

Our recent acquisition and intra-group realignment transactions include the following:

•             In October 2014, to more effectively manage, and more effectively share, resources among our group companies, we made Nidec Copal Electronics Corporation a wholly owned subsidiary through a share exchange transaction between Nidec Corporation and Nidec Copal Electronics. Immediately prior to the share exchange transaction, we held a 65.4% ownership interest in Nidec Copal Electronics.

•             In October 2014, to more effectively manage, and more effectively share, resources among our group companies, we made Nidec-Read Corporation a wholly owned subsidiary through a share exchange transaction between Nidec Corporation and Nidec-Read. Immediately prior to the share exchange transaction, we held a 65.5% ownership interest in Nidec-Read.

•             In February 2015, we acquired from its founding family all of the voting rights in Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt, a Germany company that engages in the development, manufacturing and sale of automotive oil pumps and modules for passenger cars and commercial vehicles, for ¥30,024 million in cash, in order to further transform our business model from one based solely on motors to one based on modularization / systematization and to accelerate our shift to high value-added businesses. The company was subsequently renamed “Nidec GPM GmbH.”

•             In February 2015, we disposed of all of our voting rights in our subsidiary, Nidec Logistics Corporation to Maruzen Showa Unyu Co., Ltd for ¥5,000 million in cash. Gain on sales of the subsidiary’s stocks of ¥1,182 million arising from the disposition was included in selling, general and administrative expenses in our consolidated statement of income for the year ended March 31, 2015.

•             In November 2014, we entered into a definitive agreement to acquire certain operating assets of China Tex Mechanical & Electrical Engineering Co., Ltd. (“China Tex MEE”), a Chinese manufacturer of switched reluctance motors and drives, with China Tex MEE to create a foothold for our industrial solutions business in China. The closing of the transaction is expected to occur in July 2015, subject to necessary regulatory approvals and other conditions.

•             In May 2015, we acquired from its founding family all of the voting rights in Motortecnica s.r.l., an Italian company, which engages in design, manufacturing, repair, maintenance and servicing of electrical rotating machinery, with focus areas of remanufacturing and refurbishment, in order to strengthen our service business.

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

2001

We dissolved the Nidec Shibaura joint venture and purchased the remaining 60.0% interest from our former joint venture partners, and Nidec Shibaura became our wholly-owned subsidiary in September 2000.

2002	We increased our ownership of Nidec-Shimpo to 51% in February 2002. As a result, Read Corporation, currently Nidec-Read Corporation, a subsidiary of Nidec-Shimpo, became our majority-owned subsidiary.

During Fiscal Year Ended March 31,	Event
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

2012	Nidec Shibaura was merged by absorption into Nidec Techno Motor Corporation in April 2011.

During Fiscal Year Ended March 31,	Event

We acquired all of the outstanding shares in Sanyo Electric Co., Ltd., currently Nidec Seimitsu Corporation, a Japanese manufacturer of small precision DC motors (vibration and general purpose motors), in July 2011.

We increased our ownership of Nidec Sankyo Corporation to 77.1% in March 2012.

2013

We acquired The Minster Machine Company, currently Nidec Minster Corporation, a U.S. manufacturer of mid-sized and large-sized high-speed, high rigidity press machines and large-sized press machines for dies for motor parts, in April 2012.

We acquired Ansaldo Sistemi Industriali S.p.A., currently Nidec ASI S.p.A., an Italian manufacturer of industrial motors, generators and drives, in May 2012.

We acquired Avtron Industrial Automation, Inc., a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, in September 2012.

We acquired SCD Co., Ltd., a South Korean company which develops, manufactures and sells motor drive units for refrigerators and motors for air conditioners, in October 2012.

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

2015	We acquired the remaining shares of Nidec Copal Electronics in October 2014.

During Fiscal Year Ended March 31,	Event
We acquired the remaining shares of Nidec-Read in October 2014.

We acquired Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt, currently Nidec GPM GmbH, a Germany manufacture of oil pumps and modules for passenger cars and commercial vehicles, in February 2015.

For a further discussion of our recent significant acquisitions and dispositions, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

For the fiscal years ended March 31, 2013, 2014 and 2015, our capital expenditures, as shown in our consolidated statements of cash flows for those fiscal years, were ¥61,368 million, ¥40,297 million and ¥58,042 million, respectively. Major capital expenditures in the last three fiscal years included investments in equipment used to manufacture hard disk drives spindle motors in Thailand and the Philippines. In addition, in the last three years, our major capital expenditures also included investments in equipment used to manufacture automotive, appliance, commercial and industrial products in the United States.

Our capital expenditures for the fiscal year ending March 31, 2016 are planned to include investments of approximately ¥22,102 million in manufacturing plants and facilities, mainly in Asia and the United States, and other investments for the following purposes:

•               to renew production-line equipment in our Asian factories that manufacture spindle motors;

•               to renew production-line equipment in our Asian and U.S. factories that manufacture motors and modules for automotive, appliances, commercial and industrial products; and

•               to construct an additional research facility for automotive, appliance, commercial and industrial products in Obama City, Fukui Prefecture, Japan.

For more information on our capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Our Basic Strategy

Our corporate aim is to contribute to the development of society and well-being of people by providing excellent products and services through sincere and enthusiastic dedication to the fusion of science, technology and manufacturing engineering in a manner that best serves the interests of society, our company and all our employees.

In order to achieve our corporate aim, our basic strategy is to be a world-leading electronics manufacturer to keep creating employment and supplying indispensable products and services to the global community, which we believe will keep us growing sustainably for many decades to come. We tirelessly strive to fulfill our basic strategy through the following three elements: business portfolio transformation; M&A; and utilization of our production engineering.

Business Portfolio Transformation

We have grown to date by providing energy-saving, durable, low-noise, compact, light-weight and environmentally-friendly brushless DC motors primarily for the information technology (IT) industry. We derive a significant portion of our sales and profit streams from the market for hard disk drive (HDD) spindle motors and optical disk drive motors for data storage devices in personal computers, servers and consumer electronics. We have enjoyed the world’s largest market share of HDD motors since the 1980s. However in the early 2000s, Solid State Drives (SSD) emerged as an alternative device to HDD. SSD, storage devices using semiconductor memory, started competing with HDD in the market with its lighter, less power-consuming, less heat-generating and quieter features.

Furthermore, since around 2010, the cloud computing environment with faster networking speeds led to the proliferation of multifunctional mobile devices, such as smartphones and tablets, whose data storage spaces are virtually located in remote data centers rather than being built within the devices. The proliferation of these cloud-oriented digital devices placed the personal computer market under constant competitive pressure, consequently resulting in a slowdown in the small-form-factor HDD market. While serving as a strong catalyst for high-capacity HDD for data center servers, the cloud computing environment is generally considered to be a constraint on unit volume growth in the HDD market.

With these changes in the market orientation, we announced a business portfolio transformation, a focus shift from the IT market to the automotive, appliance, commercial and industrial markets in 2010 in our mid-term business plan to achieve two key objectives. First, we seek to reduce our dependence on the IT market and diversify our business risks. Second, we seek opportunities to grow further through providing our high efficiency motor and motor drive systems. We strongly believe the demands for environmentally superior motors and associated equipment will increase in these markets. Over the last five years, the automobile industry has been making a full-scale effort to improve vehicle energy efficiency through electrification, reduce CO2 emissions and enhance vehicle safety. Furthermore, many countries are making it mandatory to use motors with high energy efficiency, particularly where large motors are used in industrial applications.

In fiscal year 2010 when we launched the business portfolio transformation plan, our sales ratio in automotive, appliance, industrial and commercial products was 24.2% of total net sales, which increased to 44.7 % in fiscal year 2014. Going forward, we will continue our efforts to grow in the markets of automotive, appliance, industrial and commercial products by providing high-efficiency motors and related products.

M&A

Business acquisitions have enabled us to obtain technologies, human resources, customers and production facilities necessary to expand into our target markets in a short period of time. We are convinced that this growth approach is effective especially in automotive, appliance, industrial and commercial product markets, which are vastly diversified and prone to exhibit distinct regional variations in consumer preferences. In other words, business acquisitions help swiftly globalize our production and supply networks in a manner that matches each regional need.

In terms of post-merger integration, we utilize the production bases and facilities acquired across the world to facilitate synergies among our group companies, organize a global supply system, and accommodate the needs that are growing especially in emerging economies. Also, we integrate our motors with related technologies of the companies acquired and offer them as system products. As an example, we have been working on the integration of our automotive motors and automotive electronic control units (ECU) produced by Nidec Elesys with expertise in ECU manufacturing that we acquired in 2014. Developing motors and their controllers together and integrating them as system products enable optimum combination, downsizing, and cost reduction, which allows us to offer compelling value to our customers.

Production Engineering

The core of our technological strengths primarily derives from our in-depth knowledge and expertise in production engineering, particularly in the fields of precision processing and production line management, that enables a speedy, versatile and cost-competitive volume production environment closely tailored to customer needs. We nurtured our strength by being committed to providing products based on the highest technological level that satisfies individual customers’ needs. We continue to utilize these technologies to pursue further growth.

Additionally, we established Nidec Research and Development Centers comprising three institutes in Japan, Taiwan and Singapore with a purpose of improving the quality of fundamental research and create application technologies that generate high value-added products in response to the demands of the times. In order to grow soundly even after many decades, we will thoroughly seek and accumulate fundamental technologies, and build expertise to respond to emerging social needs ahead of others.

Our Business Model

We pursue sustainable enhancement of corporate value by leveraging our core competencies in electric motor drive technology and associated manufacturing and marketing, which are designed flexibly to align with future changes and developments in the relevant markets.

Our business model is to provide specialized motor drive solutions to global customers and seek to build and maintain a top tier product portfolio in terms of efficiency, differentiation, price competitiveness and speed to market. The business model has evolved over time in alignment with the customers’ changing value priorities and based on our strategic foresight in identifying potential growth areas which to concentrate our resources. We constantly assess our visions and strategies in light of the evolving business environment and, if necessary, seek to reposition ourselves by proactively taking measures, including investments, mergers and acquisitions, and divestiture or transformation of operations.

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

We aim for the highest market share in our chosen areas of operations and believe that we have developed a flexible and agile manufacturing framework to ensure rapid responses to changes in customer demand, timely resolution of quality problems and fast implementation of new product features.

We believe our key strengths and capabilities can be summarized as follows:

•                      strategic foresight to identify future growth opportunities and challenges, and agility in responding to the accompanying changes in technologies, markets and trends;

•                      rich pool of specialized proprietary technologies and related expertise in customization and processing;

•                      short time to market enabled by highly specialized, focused operations;

•                      cost advantages generated by effectively spreading the costs of specialized capabilities over significantly large production volumes for serving multiple customers;

•                      ability to build long-term, close relationships with customers based on an in-depth understanding of their challenges and goals;

•                      corporate culture that prioritizes employees’ creativity, labor enthusiasm and swiftness in decision-making; and

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

From a technical perspective, our business model first demonstrated its validity in establishing our leadership in the global market for spindle motors for hard disk drives. In the 1980s, the computer industry was seeking innovative solutions that would enable smaller-footprint computer for home and office uses (personal computers, or PCs) without compromising performance. The manufacturers of the hard disk drive, a storage device used to store digitally encoded data in the computer and server, were also looking for innovative ways to dramatically reduce the size and improve the performance of their hard disk drives. They needed a new platter, new read and write head, and among all things, a new type of electric motor. We had anticipated the need for smaller yet higher-performing motors early on and successfully developed our proprietary brushless DC motor technology and associated mass-production expertise ahead of our competitors. Our brushless DC motor quickly replaced the traditional brush-commutated DC motor, or brush DC motor, to become the mainstream motor solution for hard disk drives, and subsequently, optical disk drives.

Our motor drive technology has since evolved through waves of innovation and modification to fulfill a role fine-tuned to the needs of the times. Exhibiting enhanced rotation accuracy, controllability, lightness, quietness and operating life, coupled with significantly improved energy-efficiency and environmental advantages, our motor portfolio has extended its reach beyond the information technology field into many other market segments where we find new demand. Our current focus is on new applications arising from consumers’ preference toward an energy-saving lifestyle, greater comfort and safety. Among the prospective application areas, we place particular emphasis on electric and hybrid automobiles, home electric appliances and industrial equipment, for which we believe highly controllable, energy-saving and environmentally motors are increasingly sought after.

Production

Our customers, to a greater or lesser degree, serve various electronics markets which typically require large quantities of high-quality precision components, including electric motors, on short notice and at competitively low prices. Attaining a sustainable leadership position in these markets is essentially synonymous with having industry-leading manufacturing capacities and flexible manufacturing techniques that enable competitive quantity, quality, speed and price. For this reason, we constantly explore new application areas with high growth potential to continue securing sufficient production volume for better economies of scale and scope. Our manufacturing initiatives towards the leading market position basically begin with establishing significantly large manufacturing capacities in close proximity to major groups of customers so that we can meet quality and quantity demands better and make delivery times shorter than our competitors. Further, we carefully measure the value added along the production lines over the course of time and, at a scale deemed appropriate, standardize and automate production lines for lower cost manufacturing operations.

Inventory and Delivery

Our major revenue streams currently come from customers that adopt either a just-in-time system (JIT) or vender-managed inventory (VMI) under which the customers produce only what is required in the correct quantity and at the correct time to keep their stock levels to a minimum. Accordingly, we are expected to deliver our products to the customers’ loading bays within a narrow time slot.

Both JIT and VMI are very responsive manufacturing methods and yet very reliant on suppliers. If stock is not delivered on time, the customer’s entire production schedule would most likely be delayed. Customers without inventory must avoid such a supply system problem that creates a shortage of parts. This makes supplier relationships extremely important for our customers, and our responsiveness here is primarily measured by our ability to keep sufficient levels of inventory readily available to the customers at many locations worldwide. To fulfill these customer needs, our global manufacturing network is flexibly coordinated to ensure geographical proximity to the factories and warehouses of our customers. At the same time, we pay significant attention to demand conditions in downstream markets in order to mitigate the risk of overstocking on our side.

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

Strategic Investments and Business Acquisitions

Strategic investments and business acquisitions in potentially higher value areas are essential to our success in terms of broadening our technological horizons, enriching our products and customer portfolio, and eventually developing an optimal mix of revenue and profit streams. Specifically, our core investment efforts are currently being directed to the following areas:

•                      research and development of energy-efficient, environment-conscious electric motors;

•                      expansion of selling and manufacturing capacities in emerging countries; and

•                      mergers and acquisitions of electric motor businesses in the household appliance, automotive, commercial and industrial motor industries.

B. Business Overview.

We classify our products into five business groups based primarily on the similarity of products in type and use. The business groups and major categories of products offered in each business group as of March 31, 2015 are as follows:

•                      Small Precision Motors: Hard disk drives spindle motors and other small precision motors for optical disk drives, vibration mechanism for mobile phones, electronic cooling fans, refrigerators, DVD recorders, laser printers, copiers, polygon scanners, automobiles and other applications;

•                      Automotive, Appliance, Commercial and Industrial Products: Automotive motors, power-train components, sensors and electronic controls (for power steering systems, dual-clutch transmission systems, engine cooling systems, seat adjusters, window lifts, vehicle traction systems, collision avoidance and mitigation systems, and other products), home appliances motors (for air purification systems, washing machines, refrigerators, dish washers and other products), commercial and industrial motors and systems solutions (for processing lines, rolling mills, mining equipment, heat pump and water heater systems, elevators, escalators, air conditioning systems, commercial food refrigerators, floor care equipment, utility vehicles, material handling vehicles, aerial lifts, monitoring systems, barrier-free facilities, electric tools, air compressors, marine propulsion systems, wind power generation systems, photovoltaic power generation systems and other products);

•                      Machinery: Transfer robots (for liquid-crystal-display panels, semiconductor wafers and other products), card readers, mechanical pressing machines, food packaging machines and power transmission systems;

•                      Electronic and Optical Components: Shutters and lens units (for digital still cameras, mobile phones), switches, trimmer potentiometers, precision plastic moldings and plastic metal casings; and

•                      Others: Logistic services and music box products.

Sales by Business Group and Product Category

The table below summarizes a breakdown of our consolidated net sales by business group and product category for each of the periods indicated:

	Year ended March 31,
	2013		2014		2015
	(in millions, except percentage data)
Small precision motors:
Hard disk drives spindle motors	¥165,427	23.3%	¥185,506	21.2%	¥204,141	19.9%
Other small precision motors	154,297	21.8%	177,007	20.2%	193,858	18.9%
Sub-total	319,724	45.1%	362,513	41.4%	397,999	38.8%
Automotive, appliance, commercial and industrial products	248,464	35.0%	345,236	39.5%	460,007	44.7%
Machinery	63,526	9.0%	86,955	9.9%	98,800	9.6%
Electronic and optical components	69,188	9.7%	72,845	8.3%	65,050	6.3%
Others	8,368	1.2%	7,560	0.9%	6,529	0.6%
Consolidated total	¥709,270	100.0%	¥875,109	100.0%	¥1,028,385	100.0%

Small Precision Motors

The small precision motors business mainly covers a broad array of direct-current, or DC, electric motors that operate in the output between 0.2W and 100W. This business group constitutes the core of our consolidated operations and accounted for 38.8% of our consolidated net sales for the fiscal year ended March 31, 2015. More than a majority of small precision motor sales are represented by brushless DC motors used in the computer, home electronics and office equipment industries.

This business group represented 38.8% of our consolidated net sales for the fiscal year ended March 31, 2015.

This business group is divided into two product categories according to application: (1) hard disk drives spindle motors and (2) other small precision motors. The details of each product category are as follows:

(1) Hard Disk Drives Spindle Motors

The products grouped into this category include brushless DC motors for hard disk drives used in personal computers, computer servers and a range of digital consumer electronics. This product category represented 51.3% of our small precision motors sales for the fiscal year ended March 31, 2015.

Our hard disk drives spindle motors fall into three types based on their hard disk drive form factors, or disk platter diameters, as follows:

•                  3.5-inch form factor—for servers, desktop PCs, personal video recorders (PVRs), digital flat TVs and portable external storage;

•                  2.5-inch form factor—for notebook PCs, PVRs, game machine consoles, digital flat TVs, servers and external hard disk drives; and

•                  Sub-1.8-inch form factor—for handheld digital devices.

A significant portion of the operations relating to this product category is conducted by Nidec Corporation.

The hard disk drive market is highly concentrated and characterized by product homogeneity, short innovation cycle and significant entry barriers. We currently supply spindle motors to all three hard disk drive manufacturers: Seagate Technology LLC., Western Digital Corporation, and Toshiba Corporation as their primary motor supplier.

In this market, we currently compete with two motor suppliers: Samsung Electro-Mechanics Co., Ltd. and Minebea Technology Co., Ltd.

Demand for hard disk drives spindle motors typically peaks in the autumn-winter season, driven by corporate IT spending and consumer spending in the back-to-school and holiday shopping seasons.

Substantially all of our sales of hard disk drives spindle motor are denominated in U.S. dollars.

The following are some of the recent general market trends we consider significant to our hard disk drives spindle motor business:

•                      Global demand for electronic data storage is expected to maintain sustainable growth, reflecting continued proliferation of personal and enterprise digital content that is stored, shared, protected and distributed in increasingly high volume.

•                      The hard disk drive industry’s focus is shifting further to cloud storage, a model of networked online storage where data is stored on multiple third-party servers at data centers.

•                      Handheld devices (e.g., smartphones and tablet PCs) will remain a major competitor to conventional small-form-factor PCs. Operating in the cloud storage environment and using solid-state drives as their only built-in storage media, these handheld devices are, on the one hand, serving as a catalyst for the high-capacity, server-oriented hard disk drives market but, on the other hand, posing a constraint on the low-capacity hard disk drives market.

(2) Other Small Precision Motors

The products within this category are primarily used in the following application areas:

•                      optical disk drives for PCs, car navigation systems, and home electronics such as digital video recorders, flat-screen TVs and game machines;

•                      office equipment (e.g., laser printers and hybrid copiers);

•                      cooling fans for PCs, servers, smartphones, tablets, game machine consoles, telecom base stations and other products;

•                      home appliances (e.g., refrigerators, stand mixers, juicers, hair dryers, food processors and other products);

•                      vibration mechanism for smartphones and mobile phones;

•                      position or motion control mechanism for industrial control equipment and home electronics (e.g., camcorders, digital single-lens-reflex cameras and car navigation systems); and

•                      factory automation control units.

This product category represented 48.7% of our small precision motors sales for the fiscal year ended March 31, 2015.

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

Automotive, Appliance, Commercial and Industrial Products

This business group is mainly composed of mid- to large-sized motors and related control electronics for use in diverse applications, including:

•                        automobiles;

•                        home appliances;

•                        commercial elevators and escalators;

•                        industrial automation systems; and

•                        renewable energy management systems.

In general, electric motors for these applications are designed to operate across a wide range of voltages and power ratings to match light- to heavy-load conditions. Demand patterns vary depending on the nature of their end uses but indicate similar sensitivity to corporate capital expenditure and regulatory trends in the context of energy conservation and environmental protection. A rapid emergence of the Chinese and Indian markets and the resulting shift of production and sales to Asian regions are becoming increasingly evident in these industries.

This business group represented 44.7% of our consolidated net sales for the fiscal year ended March 31, 2015.

(1) Automotive Products

Our automotive products mainly consist of four product groups: 1) automotive motors for such devices as electric power steering (EPS) and dual clutch transmissions managed by Nidec Corporation, Nidec Motors & Actuators and Nidec Automotive Motors Americas; 2) automotive components such as control valves, oil pumps and water pumps managed by Nidec Tosok Corporation and Nidec GPM GmbH; 3) electronic control unit (ECU) for products such as electric power steering units and electronic stability control units; and 4) sensor products such as millimeter-wave radar devices and sensing cameras. Both 3) and 4) are managed by Nidec Elesys Corporation.

Our largest customers include automobile manufacturers such as Honda Motor Co., Ltd. and Fuji Heavy Industries Ltd., EPS manufacturers such as NSK Ltd, Robert Bosch Automotive Steering GmbH, TRW Automotive Holdings Corporation and Showa Corporation, and automotive component manufacturers such as JATCO Ltd., Nissin Kogyo Co., Ltd., Valeo S.A. and Continental AG. In the automotive motors business, we compete with independent Tier-2 automotive component manufacturers and Tier-1 automotive component manufacturers’ own motor manufacturing units worldwide. In the automotive components business, electronic control unit business and sensor products business, we compete with Tier-1 automotive component manufacturers.

The following are some of the recent general market trends we consider significant to our automotive products businesses. Under these trends, our strength is that we have products and technologies meeting the growing market demands. Our motor products and electrification technologies contribute to automobiles’ fuel efficiency improvement. For advanced driver assistance system (ADAS) technology for vehicle safety, Nidec Elesys (formerly Honda Elesys), which joined the Nidec Group in 2014, has long been developing ADAS related products and boasts accumulation of many technologies that are superior to those of our competitors. Also, with our worldwide production bases, we are able to mass-produce automotive products generating scale merit, which allows us to supply locally at lower cost. With these advantages and the major trends, we will aim to further contribute to the industry and expand the automotive product business.

Automobile electrification

Running automobiles burn fossil fuels such as gasoline and light gas oil, generating greenhouse gases (or GHG, including CO2, CFC, methane and carbon monoxide, etc.) that are believed to cause global warming. In order to depart from current overdependence on fossil fuels that have a depletion concern and reduce GHG emissions, governments around the world are enforcing tighter fuel economy regulations.

Supported by such policies of these countries, there are growing needs for automobiles with improved energy-saving performance. One of the notions to improve automobiles’ fuel efficiency and reduce GHG emissions is automobile electrification that controls what was previously controlled by an engine with motors. By way of electrification, an engine can be completely replaced or its burden can be reduced. The best examples of this notion are electric vehicles, plug-in hybrid and hybrid vehicles. Another example is motor-assisted electric power steering that replaces the hydraulic assisted steering systems that use engine power. Also, electric oil pumps and electric water pumps replace conventional ones driven by engines. These applications are spreading backed by the enforcement of tighter regulations for environmental protection.

Vehicle safety

The second trend is the introduction of new active safety features and autonomous driving technology. As social needs for automobile safety increase, vehicle control technology to secure a car’s stability in emergency situations and safety technology to protect passengers in a crash are becoming prevalent in the market.

The New Car Assessment Program (NCAP), a program to test automobile safety, performs various assessments to facilitate safety of cars, including collision tests, where a car is intentionally crashed against a wall to assess the damage of a dummy in the car’s driver or passenger seat, and the brake performance test to measure how many meters it takes before a vehicle stops after being braked suddenly. These tests are carried out by governmental organizations in many countries, including the US, Europe and Japan. NCAP discloses the test results publicly. Therefore, it acts as an information source when consumers select a car for purchase, while motivating automobile manufacturers to produce safer cars.

NCAP assesses what is called passive safety such as seat belt, air bag and safety body structure absorbing collision impact, etc., which are rather mechanical measures to minimize damage in an event of crash or collision. As passive safety technologies matured, NCAP in recent years started assessing active safety which aims to prevent crashes from occurring. Active safety refers to a sensor and ECU-based, semi-autonomous and autonomous accident mitigation technology and includes advanced driver assistant system (ADAS) such as automatic emergency brake, adaptive cruise control, lane keeping assist and electronic stability control, etc. With such activity at NCAP, the demand for active safety products for ADAS application is anticipated to increase in the coming years.

Wider adoption of common platforms by automobile manufactures

With these trends, automobile manufacturers are facing a technology shift from the conventional, engine-based mechanical technologies to motorized, electronic ones. In order to respond to the emerging demands, automobile manufacturers are facing increasing development costs and shortage of engineers. As one of the measures to reduce costs and streamline new car development, they communalize and consolidate automobile platforms across vehicle models. Further, to facilitate efficient platform communization/consolidation, they are starting to take a modular approach. This means to design the individual elements independently and combine them in a subsystem to fit into different model vehicles. Automobile manufacturers’ strategy is to gather these modularized components in communized platforms. As it reduces research and development cost and man-hours in the manufacturing process and increases production volume per vehicle, these strategies enable them to lower the cost of vehicles.

For components suppliers on the other hand, these automobile manufacturers strategies mean significantly increased production volume per component. They will procure standardized components in a large volume in various locations worldwide. Therefore, only select component suppliers, in other words, global mega suppliers with high capabilities for product development and production capacity, might be able to continue their businesses. This trend might put regional suppliers with limited capabilities under pressure.

(2) Appliance, Commercial and Industrial Products

The products within the appliance, commercial and industrial product category include mid- to large-size electric motors and control systems for:

•                  household applications, including washing machines, dryers and dishwashers; and

•                  commercial and industrial applications, including air-conditioners, commercial refrigeration, elevators, escalators, mining equipment, heat pumps and water heater systems, material handling equipment, compressors, marine propulsion systems, and wind and solar power generation systems.

The operations relating to this product category are mainly conducted by Nidec Motor Corporation, Nidec ASI S.p.A., Nidec Kinetek Corporation, Nidec Sole Motor Corporation S.R.L, Nidec Techno Motor Corporation, Nidec Avtron Automation Corporation and Nidec Corporation. We compete with independent electric motor and system suppliers and our customers’ own motor manufacturing units worldwide. Our largest customers include Whirlpool Corporation, AB Electrolux and Haier Group.

Air-conditioners business

Approximately half of appliance, commercial and industrial products revenue derives from air-conditioners, with Nidec Techno Motor Corporation selling room air-conditioner motors mainly for Asia, and Nidec Motor Corporation selling centralized air-conditioner motors for households and commercial facilities in the United States. The primary target of the room air-conditioner motors that Nidec Techno Motor Corporation sells is the Chinese market, which is growing rapidly especially in recent years. With the Chinese government introducing energy-saving measures in full scale and obliging the use of energy-saving air conditioners, an increasing number of inverter air conditioners, the most energy-efficient product of its kind, are increasing in the market.

An inverter air conditioner is able to provide a precise temperature without fluctuations as an inverter controls the speed of compressor motor frequency. The compressor motor slows down when the room temperature reaches the set condition. By contrast, conventional air conditioners without inverters repeat are constantly switched on and off without its compressor motor being controlled. It runs either at maximum speed or stops running completely. For consumers, inverter air conditioners cost more to buy, but are more efficient on running, which saves them on the total cost.

Demand for inverter-air-conditioners is exhibiting a notable increase particularly in emerging countries in which electricity shortage are of vital concern. Our current strategic emphasis is on capturing new demand opportunities arising from the ongoing technological shift in regional air-conditioning markets by expanding sales of energy-efficient brushless DC motors for inverter air-conditioning system.

Industrial solution business

In the industrial solution business, we are focusing on the sales of motors and motor drives (low- and medium-voltage) for oil- and gas-related and other types of energy infrastructure. We also offer a comprehensive solution including designing, construction, operation, maintenance and others of wind and photovoltaic power generation systems. A significant portion of this business is related to public investments mainly in the North American, European and Asian countries.

It is estimated that motors and motor systems account for approximately one half of all electricity consumed around the world, of which industrial motors account for about 60%. With such massive amounts of power consumed in the industrial field, a global energy-conservation standard has been established to address environmental issues, and regulations have been made effective in various nations accordingly. The regulations which cover AC electric three phase induction motors make it obligatory in the United States to sell motors with energy efficiency equivalent to IE3 (premium efficiency) or higher levels since 2010. The IE3 efficiency level becomes obligatory in Europe and in Japan from 2015. With the above trends, we started manufacturing and selling IE3 level industrial motors in 2011.

Machinery

The machinery business group consists of various equipment and machinery mainly for industrial use. A significant portion of the operations of this business group is conducted by Nidec Sankyo Corporation in the transfer robot and card reader industry, Nidec-Shimpo Corporation and Nidec Minster Corporation in the power transmission equipment and mechanical pressing machine industries, and Nidec-Read Corporation in the semiconductor package inspection equipment and other industries. The remaining operations are managed by Nidec Copal Corporation in the factory automation system industry. Our customers and competitors are primarily Japanese and Asian manufacturers. For a discussion of our recent acquisition of business and intra-group realignment of subsidiaries engaged in the machinery business, see “—A. History and Development of the Company.”

This business group generally exhibits a marked sensitivity to capital spending fluctuations, owing to its high exposure to the factory automation systems market. This business group represented 9.6% of our consolidated net sales for the fiscal year ended March 31, 2015.

Electronic and Optical Components

The electronic and optical components business is conducted primarily by Nidec Copal Corporation in the camera shutter and lens unit, metal casing and other industries, Nidec Sankyo Corporation in the precision plastic molding and other industries, and Nidec Copal Electronics Corporation in the switch, trimmer potentiometer, actuator and other industries. Our primary customers are the world’s major manufacturers of digital cameras, mobile phones and various control devices. We mainly compete with Japanese and other Asian component manufacturers, which are either independent or our customers’ own manufacturing units.

This business group covers a broad spectrum of component markets and is particularly influenced by trends in the digital camera market and private-sector equipment investment. The product range is diverse, and manufacturing operations are frequently performed in small lots or on order.

In recent years, our digital camera shutter and lens unit business has been shrinking as smartphone popularity grew dramatically replacing digital cameras as the primary photo taking device. Under this trend, we have been strategically shifting the focus from digital camera shutters to mobile phones lens units, including autofocus and optical image stabilizers, automotive cameras and surveillance cameras, utilizing our nurtured fundamental technologies in electronic and optical components. Especially, demand for automotive cameras is growing to meet growing vehicle safety needs.

This business group represented 6.3% of our consolidated net sales for the fiscal year ended March 31, 2015.

Others

The Others business consists of logistics and other services and is primarily conducted by Nidec Corporation. This business group represented 0.6% of our consolidated net sales for the fiscal year ended March 31, 2015.

Sales by Geographic Market

The following tables present a breakdown of our geographic revenues based on the locations of business entities generating sales and the locations of customers for each of the periods indicated.  In the following tables, inter-group transactions have been eliminated in consolidation.

Geographic revenues based on the locations of business entities generating sales

	Year ended March 31,
	2013		2014		2015
	(in millions, except percentage data)
Japan	¥213,169	30.1%	¥238,278	27.2%	¥268,416	26.1%
United States	99,260	14.0%	132,117	15.1%	174,521	17.0%
Singapore	55,712	7.9%	63,950	7.3%	70,956	6.9%
Thailand	81,678	11.5%	85,435	9.8%	90,813	8.8%
The Philippines	18,543	2.6%	24,506	2.8%	28,699	2.8%
China	150,631	21.2%	197,134	22.5%	235,409	22.9%
Other	90,277	12.7%	133,689	15.3%	159,571	15.5%
Consolidated total	¥709,270	100.0%	¥875,109	100.0%	¥1,028,385	100.0%

Geographic revenues based on the locations of customers

	Year ended March 31
	2013		2014		2015
	(in millions, except percentage data)
North America	¥102,587	14.5%	¥155,802	17.8%	¥197,559	19.2%
Asia	364,242	51.3%	447,667	51.2%	528,176	51.4%
Europe	75,704	10.7%	103,940	11.9%	108,186	10.5%
Other	9,130	1.3%	8,904	1.0%	10,775	1.0%
Overseas sales total	551,663	77.8%	716,313	81.9%	844,696	82.1%
Japan	157,607	22.2%	158,796	18.1%	183,689	17.9%
Consolidated total	¥709,270	100.0%	¥875,109	100.0%	¥1,028,385	100.0%

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

Government Regulation and Environmental Standards

Our business activities are subject to various governmental regulations in the jurisdictions in which we operate, including those relating to customs, import and export control, foreign exchange controls, competition or antitrust, intellectual property, protection of the environment, product safety and labor.

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

Our overseas operations are also subject to environmental regulations. Our operations in the United States, for example, are subject to extensive federal and state environmental laws and regulations. Our operations in the European Union (“EU”) are also subject to EU and national environmental laws and regulations. Any electronic or electrical equipment sold in the EU are subject to the Restriction of Hazardous Substances Directive (RoHS) 2002/95/EC. This Directive indicates that any products entering the EU must comply with its limits on the content of certain hazardous substances.

In addition, as part of a concerted effort worldwide to reduce energy consumption, CO2 emissions and the impact of industrial operations on the environment, various regulatory authorities in many jurisdictions have introduced or are planning legislation to encourage the manufacture and use of higher efficiency motors. The United States and Canada are international leaders in terms of setting electric motor energy efficiency standards, as they introduced regulations for motors in the late 1990s, followed by China in 2002. The European Union passed minimum energy performance standards legislation for electric motors in 2009 as an implementing measure under the Eco-design Directive. Australia, Korea, Brazil, Mexico, Taiwan and several other countries with large electricity consumption from electric motors have already adopted minimum energy performance standards. At the international level, the International Electrotechnical Commission (IEC), which is responsible for international standardization, defines and harmonizes the worldwide efficiency classes as IE1 (Standard efficiency), IE2 (High efficiency) and IE3 (Premium efficiency) for low-voltage three-phase induction motors mainly used in applications such as compressors, pumps, fans and industrial handling systems. Starting in 2015, mid-size AC induction motors that are rated from 7.5 to 375 kW and sold in the EU will be required to be IE3, or IE2 with a variable-speed drive. In the United States, the standards were introduced in 2010 for larger motors and are expected to become applicable to smaller motors in 2017. In Japan, the IE3-equivallent standards are scheduled to take effect in 2015.

Intellectual Property

In the ordinary course of business, we submit patent applications in Japan, the United States, China and other jurisdictions. We also seek patent protection in various foreign jurisdictions where our patented technologies are used. While, from time to time, we seek to enforce our patents in patent infringement lawsuits or otherwise, we do not believe that there is any single patent or group of patents which are critical to our principal business segments.

Legal Proceedings

On October 31, 2012, Hirata Corporation filed a lawsuit in the Tokyo District Court against Nidec Sankyo Corporation for infringement of Japanese Patent No. 3488393, which is related to LCD panel handling robots. On May 22nd, 2014, the Tokyo District Court ruled in favor of Nidec Sankyo. On June 4th, Hirata Corporation appealed the court ruling in the Intellectual Property High Court. Subsequently, Nidec Sankyo and Hirata entered into a settlement agreement and, Hirata withdrew the appeal.

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

C. Organizational Structure.

The following table presents summary information on our major consolidated subsidiaries as of March 31, 2015:

Name	Country	Principal business	Percentage owned by us as of March 31, 2015
			(%)
Consolidated subsidiaries

Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%

Nidec (Zhejiang) Corporation	China	Manufacture and sales of spindle motors for hard disk drives	100.0%

Nidec Singapore Pte. Ltd.	Singapore	Sales of spindle motors for hard disk drives, DC motors and fan motors	100.0%

Nidec (H.K.) Co., Ltd.	China	Sales of spindle motors for hard disk drives, DC motors and fan motors	100.0%

Nidec Philippines Corporation	Philippines	Manufacture of spindle motors for hard disk drives	99.9%

Nidec Sankyo Corporation	Japan	Manufacture and sales of DC motors, machinery, automotive products and electronic parts	100.0%

Nidec Copal Corporation	Japan	Manufacture and sales of optical and electronic parts and machinery	100.0%

Nidec Copal Electronics Corporation	Japan	Manufacture and sales of electronic parts	100.0%

Nidec Techno Motor Corporation	Japan	Manufacture and sales of commercial and industrial products	100.0%

Nidec Motor Corporation	United States	Manufacture and sales of home appliance, commercial and industrial products	100.0%

Nidec Motors & Actuators (Germany) GmbH	Germany	Manufacture and sales of automotive products	100.0%

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2015, we operated manufacturing and sales facilities through 25 Japanese subsidiaries and 207 foreign subsidiaries. These facilities are located in Japan, China, Europe, the United States, Mexico, Thailand, Vietnam, Indonesia, the Philippines, Singapore, South Korea, Taiwan, Malaysia, Canada, India, Brazil, Cambodia, Colombia, Turkey, Federated States of Micronesia, United Arab Emirates and Venezuela.

The following table sets forth information, as of March 31, 2015, with respect to our principal manufacturing facilities and other facilities:

Facility name	Location	Floor space (square meters)	Principal products and function
In Japan:

Shiga Technical Center(1)	Shiga	39,576	Development and manufacture of small high-precision motors and mid-size motors, production engineering, and manufacturing base support

Nidec Copal Corporation Koriyama Technical Center(1)	Fukushima	37,188	Manufacture of electric and optical components

Corporate Headquarters and Central Technical Laboratories(1)	Kyoto	36,119	Basic research and fluid dynamic bearing technology development

Nidec Servo Corporation(1)	Gunma	34,128	Development and manufacture of other small precision motors

Nidec Techno Motor Corporation Fukui Technical Center(2)	Fukui	31,156	Manufacture of appliance, commercial and industrial products

Nidec-Shimpo Corporation(1)	Kyoto	29,322	Development and manufacture of machinery

Nidec Techno Motor Corporation Kyushu Technical Center(5)	Fukuoka	27,459	Development and manufacture of appliance, commercial and industrial products

Nidec Copal Corporation Niigata Factory(1)	Niigata	24,189	Manufacture of electronic and optical components

Nidec Tosok Corporation Head Office and Technical Center(1)	Kanagawa	23,471	Development and manufacture of automotive products

Nidec Sankyo Corporation Ina Facility(1)	Nagano	19,953	Manufacture of machinery

Tammy Corporation(1)	Akita	17,524	Manufacture of electronic and optical components

Nidec Research And Development Center(1)	Kanagawa	17,346

Enhancement of basic and elemental technologies and establishment of motor-applied technologies, research and development hub for the Nidec group, and education and training of high-level researchers and engineers

Facility name	Location	Floor space (square meters)	Principal products and function

Nagano Technical Center(1)	Nagano	16,784	Development and manufacture of spindle motors for hard disk drives, and manufacturing base support, and development of pivot assemblies

Nidec Copal Corporation Shiojiri Factory(1)	Nagano	16,452	Manufacture of machinery

Nidec Tosok Corporation Yamanashi Factory(1)	Yamanashi	16,320	Manufacture of automotive products

Facility name	Location	Floor space (square meters)	Principal products and function
Outside Japan:

Nidec Philippines Corporation(3)	Philippines	85,302	Manufacture of spindle motors for hard disk drives

Nidec (Dalian) Limited(5)	China	67,950	Manufacture of other small precision motors and automotive products

Kinetek De Sheng (Foshan) Motor Co., Ltd.(1)	China	59,005	Development and manufacture of appliance, commercial and industrial products

Nidec ASI S.p.A.(5)	Italy	58,381	Development and manufacture of appliance, commercial and industrial products

Avtron Industrial Automation Inc.(1)	United States	58,000	Development and manufacture of appliance, commercial and industrial products

Nidec Sankyo Vietnam Corporation(2)	Vietnam	57,450	Manufacture of other small precision motors

Nidec Tosok (Vietnam) Co., Ltd.(2)	Vietnam	55,572	Manufacture of automotive products

Nidec Shibaura (Zhejiang) Co., Ltd.(5)	China	52,097	Manufacture of appliance, commercial and industrial products

Nidec Copal Precision (Vietnam) Corporation(2)	Vietnam	48,000	Manufacture of electronic and optical components

Nidec (Zhejiang) Corporation(5)	China	47,400	Manufacture of spindle motors for hard disk drives

Nidec Motors & Actuators Mexico S. de R.L. de C.V.(1)	Mexico	46,769	Manufacture of automotive products

Nidec Electronics (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	43,230	Manufacture of spindle motors for hard disk drives

Nidec Sankyo (Zhejiang) Corporation(5)	China	43,128	Manufacture of machinery

Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory(1)	Thailand	43,110	Manufacture of spindle motors for hard disk drives

Nidec-Shimpo (Zhejiang) Corporation(5)	China	41,678	Manufacture of machinery

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec GPM GmbH(1)	Germany	40,983	Manufacture of automotive products

Nidec (Dongguan) Limited(4)	China	39,880	Manufacture of other small precision motors

Nidec Copal (Thailand) Co., Ltd.(1)	Thailand	39,771	Manufacture of electronic and optical components

Nidec Subic Philippines Corporation(2)	Philippines	38,750	Manufacture of spindle motors for hard disk drives

Nidec Minster Corporation(1)	United States	38,000	Manufacture of machinery

Nidec Sankyo Electronics (Shaoguan) Co., Ltd.(2)	China	38,000	Manufacture of other small precision motors

Nidec Precision (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	37,630	Manufacture of spindle motors for hard disk drives

Nidec Vietnam Corporation(2)	Vietnam	36,314	Manufacture of other small precision motors

Nidec Motor Corporation Mena, AR(1)	United States	32,000	Manufacture of appliance, commercial and industrial products

Nidec Motors & Actuators (Germany) GmbH(1)	Germany	31,120	Manufacture of automotive products

Nidec Seimitsu Motor Technology (Dongguan) Co., Ltd.(4)	China	30,970	Development and manufacture of other small precision motors

Nidec Automobile Motor (Zhejiang) Corporation(4)	China	30,438	Manufacture of automotive products

FIR Electromeccanica S.r.l(5)	Italy	30,300	Development and manufacture of appliance, commercial and industrial products

Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	28,476	Manufacture and sales of appliance, commercial and industrial products

Nidec Sankyo (Dongguan) Precision Corporation(4)	China	28,307	Manufacture of electronic and optical components

Nidec Motor Corporation Paragould, AR(1)	United States	28,000	Manufacture of appliance, commercial and industrial products

Nidec Sole Motor Corporation S.R.L.(1)	Italy	27,918	Development and manufacture of automotive products

Nidec Component Technology (Suzhou) Co., Ltd.(1)	China	27,292	Manufacture of small precision motors

Nidec Copal (Zhejiang) Co., Ltd.(5)	China	27,145	Manufacture of machinery and electronic and optical components

Nidec Tosok System Engineering (Zhejiang) Corporation(4)	China	26,480	Manufacture of automotive products

Nidec Copal Electronics (Zhejiang) Co., Ltd.(5)	China	26,000	Manufacture of electronic and optical components

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Sankyo Electronics (Dongguan) Corporation(4)	China	25,600	Manufacture of electronic and optical components

Motores U.S. de Mexico S.A. de C.V.(1)	Mexico	25,000	Manufacture of appliance, commercial and industrial products

SC WADO Co., Ltd.(1)	Thailand	24,136	Manufacture of spindle motors for hard disk drives

The Imperial Electric Company(5)	United States	23,300	Development and manufacture of appliance, commercial and industrial products

Nidec Precision (Thailand) Co., Ltd. Ayutthaya Factory(1)	Thailand	23,300	Manufacture of spindle motors for hard disk drives

Higashifuji Shanghai Co., Ltd.(4)	China	22,895	Manufacture of automotive products

Nidec Seimitsu Vietnam Corporation(1)	Vietnam	22,291	Manufacture of other small precision motors

Emerson (China) Motor Co., Ltd.(4)	China	20,000	Manufacture of appliance, commercial and industrial products

Nidec Sole Motor Hungary K.F.T.(1)	Hungary	19,489	Manufacture of automotive products

Nidec (Shaoguan) Limited(4)	China	19,307	Manufacture of other small precision motors

Compania de Motores Domesticos, S.A. de C.V. (1)	Mexico	19,000	Manufacture of appliance, commercial and industrial products

Nidec Servo Vietnam Corporation(2)	Vietnam	18,000	Manufacture of other small precision motors

Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.(4)	China	17,400	Manufacture of machinery

Nidec Sankyo Singapore Pte. Ltd. PT Tanjung Harapan (4)	Indonesia	15,259	Manufacture of electronic and optical components

Nidec Tosok Precision Vietnam Co., Ltd.(2)	Vietnam	15,000	Manufacture of automotive products

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

In addition to the above facilities, we have a number of other smaller factories located worldwide. In Japan, we also have sales and service offices which are located primarily in Tokyo, Nagoya, Osaka, Fukuoka and Kyoto.

As of March 31, 2015, the aggregate book value of the land and buildings we owned was ¥145 billion, and the aggregate book value of machinery and equipment we owned was ¥160 billion. In addition to the property we own, we lease other equipment used in our operations.

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

Introduction

We are one of the leading global manufacturers of electric motors and related components and equipment, particularly in the global market for spindle motors for hard disk drives. We manufacture and sell spindle motors for hard disk drives and various other small precision brushless direct current electricity, or DC, motors, as well as electric motors for the automotive, appliance, commercial and industrial products markets through 25 subsidiaries in Japan and 207 subsidiaries in other countries, including China, Thailand, Vietnam, the United States, Singapore, Mexico, Indonesia, the Philippines, Taiwan, Germany, South Korea, Malaysia, the United Kingdom, India, Brazil, the Netherlands, France, Poland, Italy, Spain, Hungary, Canada, Colombia, Venezuela, Cambodia, Luxembourg, Romania, Russia, Turkey, the United Arab Emirates and Federated States of Micronesia, as of March 31, 2015.

Our Recent Acquisition Activities

As discussed in “Item 4.A. Information on the Company—History and Development of the Company,” we have sought growth by acquiring or investing in companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies. Our approach has been to identify underperforming companies with advanced products and technologies. We have recently entered into the following transactions:

•                  In October 2014, we made Nidec Copal Electronics Corporation, a majority-owned subsidiary publicly traded in Japan, a wholly owned subsidiary through a share exchange transaction. Immediately prior to the share exchange transaction, we held a 65.4% ownership interest in Nidec Copal Electronics. We acquired the remaining ownership interest in Nidec Copal Electronics in exchange for 3,160,575 shares of our common stock previously held in treasury.

•                  In October 2014, we made Nidec-Read Corporation, a majority-owned subsidiary publicly traded in Japan, a wholly owned subsidiary through a share exchange transaction. Immediately prior to the share exchange transaction, we held a 65.5% ownership interest in Nidec-Read. We acquired the remaining ownership interest in Nidec-Read in exchange for 1,421,498 shares of our common stock previously held in treasury.

•                  In February 2015, we acquired all of the voting rights in Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (“GPM”), a German manufacturer of water pumps, oil pumps and module pumps, for ¥30,024 million in cash to expand our automotive, appliance, commercial and industrial products business.

For more information, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report, “Item 3.D. Key Information—Risk Factors—Our growth has been based in part on acquisitions of, or investments in, other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets” and “Item 4.A. Information on the Company—History and Development of the Company.”

Effects of Changes in the Business Environment and Our Business Portfolio Transformation Strategy

Historically, our business relied heavily on demand for brushless DC motors for the IT industry, primarily hard disk drives spindle motors for which we continue to enjoy the world’s largest market share. However, due to the emergence of SSDs as an alternative device to HDDs in the 2000s and the proliferation beginning around 2010 of multifunctional mobile devices, such as smartphones and tablets, that utilize cloud-based data storage, demand for our products from the hard disk drive market has been stagnant during the past several years, and we do not anticipate significant improvements going forward. Based on the foregoing, in the year ended March 31, 2011 we announced our business portfolio transformation strategy, which is a shift in our business focus from the IT market to the automotive, appliance, commercial and industrial markets. See “Item 4.A. Information on the Company—History and Development of the Company.” Our results of operations in recent years reflect this strategy, and the percentage of net sales that is attributable to hard disk drives spindle motors and other small precision motors has been decreasing while net sales attributable to automotive, appliance, commercial and industrial products has been increasing.

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than the yen, most significantly, the U.S. dollar. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. As of March 31, 2013, 2014 and 2015, the exchange rate of the yen against the U.S. dollar was ¥94.05, ¥102.92 and ¥120.17 to the U.S. dollar, respectively. As of June 5, 2015, the yen-U.S. dollar exchange rate was ¥125.58 to the U.S. dollar. We are generally managing our foreign currency exposure consistent with such expectations.

Our consolidated financial statements are subject to both translation risk and transaction risk. Translation risk is the risk that our consolidated financial statements for a particular period or for a particular date are affected by changes in the prevailing exchange rates of the currencies in those countries in which we conduct business against the yen. The translation effect, even if it is substantial, is a reporting consideration and does not reflect our underlying results of operations.

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

Any future depreciation of the yen against the U.S. dollar and Euro is generally expected to have a positive impact on our results of operations and financial condition although the impact may be limited due to various factors. Such factors include an increase in costs and expenses incurred in U.S. dollars or Euro, as well as the recent shift in our financing strategy from short-term borrowings to long-term debt denominated in U.S. dollars, Euro and yen, as a result of which we may be more susceptible to market changes, including interest rate fluctuations. Conversely, any appreciation of the yen particularly against the U.S. dollar and Euro generally has an adverse impact on our results of operations and financial condition, particularly our net sales and income from continuing operations before income taxes as well as our shareholders’ equity, as we have a substantial amount of sales of products and purchases of inventory denominated in these foreign currencies, and we have expanded, and continue to seek opportunities to expand, our overseas operations.

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

Partial Early Redemption of Convertible Bonds.

On September 20, 2013, the early redemption right attached to the aggregate principal amount of ¥100,000 million of euro yen convertible bonds due 2015, which we issued in September 2010, expired. Prior to the expiration of the early redemption right, holders of approximately ¥4,250 million aggregate principal amount of such convertible bonds exercised their right to redeem the bonds at 100% of their principal amount. As of March 31, 2015, the conversion price per share was ¥5,313, and the aggregate number of shares of our common stock into which the outstanding bonds would be converted, assuming that all of the outstanding stock acquisition rights were exercised, was 4,036,325.

For further information, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Principal Items in Our Statement of Operations

Net Sales

Net sales are determined by the prices and sales volumes of our products. Our product pricing varies depending on the type of product, the sales contracts we negotiate with our customers, market conditions in the markets for our products, as well as the markets for the end products that use our products. The sales contracts for our core products are highly negotiated and reflect general market supply and demand as well as with our relationships with particular customers and various other factors. The price at which we can sell our goods is also affected by the level of competition we face in each market. Our core products are subject to pricing pressure from our customers, which may affect our ability to maintain and improve our margins.

Our motor products are primarily used in two groups of industries: in the information technology (IT) industry for hard disk drives (HDD) and optical disk drives used in personal computers, servers and consumer electronics, and in the automotive, appliance, industrial, machinery and optical industries for various products used in automobiles, air-conditioning systems, commercial elevators and escalators, and industrial automation systems. We sell our products to higher-tier suppliers and original design manufacturer (ODM) and original equipment manufacturer (OEM) customers in multiple products markets. As such, our sales volume is dependent upon the global demand for the end products that use our products. Worldwide demand for such products is generally sensitive to the state of the global economy, and especially for products used in consumer-facing applications, the level of household incomes.

Maximum sales volume is dependent on our total production capacity, including the number, size and output capability of production facilities available to us. We are planning to renew production-line equipment in our Asian factories for spindle motors and motors for automotive, appliances, commercial and industrial products to streamline production in a manner that meets customer and end market needs.

Operating Expenses

Cost of products sold.

Due to the investments in manufacturing equipment and facilities required for producing our products and the relatively low cost of raw materials and other variable costs, an increase in net sales within existing production capacity limits during a given period will, all else being equal, generally result in a lower percentage increase in cost of sales and an improvement in operating margin. Conversely, a decrease in net sales will, all else being equal, generally result in a lower percentage decrease in cost of sales and a decline in operating margin.

Our cost of sales, including both fixed costs and variable costs, during the fiscal years ended March 31, 2014 and March 31, 2015, consisted principally of:

•                  costs of materials and parts;

•                  personnel costs;

•                  depreciation and amortization;

•                  electricity and facility maintenance expenses; and

•                  manufacturing expenses.

Selling, general and administrative expenses.

Our selling, general and administrative expenses consist primarily of salaries, commissions, and other expenses relating to our selling, general and administrative activities.

Research and development expenses.

Research and development expenses primarily relate to personnel costs and depreciation of equipment relating to our research and development activities. For more information, see “—C. Research and Development, Patents and Licenses, etc.”

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years ended March 31:

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Net sales	¥709,270	¥875,109	¥1,028,385
Operating expenses:
Cost of products sold	572,634	674,903	786,207
Selling, general and administrative expenses	84,760	77,534	85,781
Research and development expenses	34,278	37,808	45,179
	691,672	790,245	917,167
Operating income	17,598	84,864	111,218
Other income (expense):
Interest and dividend income	1,831	2,376	2,359
Interest expense	(679)	(1,526)	(1,487)
Foreign exchange (loss) gain, net	(2,973)	(56)	804
(Loss) gain on marketable securities, net	(87)	245	70
Other, net	(2,292)	(1,443)	(5,593)
	(4,200)	(404)	(3,847)
Income before income taxes	13,398	84,460	107,371
Income taxes	(6,562)	(25,658)	(29,111)
Equity in net income (loss) of affiliated companies	13	(25)	29
Consolidated net income	6,849	58,777	78,289
Less: Net loss (income) attributable to noncontrolling interests	1,137	(2,505)	(2,073)
Net income attributable to Nidec Corporation	¥7,986	¥56,272	¥76,216

	Yen
Per share data:(1)
Net income attributable to Nidec Corporation:
Basic	¥29.64	¥206.82	¥272.32
Diluted	27.49	193.50	256.73
Cash dividends paid	45.00	42.50	57.50

Note:

(1)         Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. All prior per share amounts in this table have been retroactively adjusted to reflect the effect of the stock split.

Pursuant to ASC 805 “Business Combinations,” our consolidated financial statements for the year ended March 31, 2014 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

We are currently evaluating the fair values of the assets acquired and liabilities assumed upon our acquisitions of Nidec GPM GmbH. These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of March 31, 2015.

For more information, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Net Sales

The following table is a summary of our net sales for the years ended March 31, 2014 and 2015 by product category. For a detailed discussion of our product categories, see “Item 4.B. Information on the Company—Business Overview.”

	Yen in millions
	For the year ended March 31,
	2014	2015	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥185,506	¥204,141	¥18,635	10.0%
Other small precision motors	177,007	193,858	16,851	9.5%
Sub-total	362,513	397,999	35,486	9.8%
Automotive, appliance, commercial and industrial products	345,236	460,007	114,771	33.2%
Machinery	86,955	98,800	11,845	13.6%
Electronic and optical components	72,845	65,050	(7,795)	(10.7)%
Others	7,560	6,529	(1,031)	(13.6)%
Consolidated total	¥875,109	¥1,028,385	¥153,276	17.5%

Our net sales increased ¥153,276 million, or 17.5%, from ¥875,109 million for the year ended March 31, 2014 to ¥1,028,385 million for the year ended March 31, 2015. This increase was due to the net sales at newly consolidated subsidiaries and the depreciation of the Japanese yen against the U.S. dollar. The newly consolidated subsidiaries consist of:

•                      Nidec Sankyo CMI Corporation and its subsidiaries (“Nidec Sankyo CMI”), a Japanese manufacturer of small motors, electric contact products and other products, which we acquired in January 2014;

•                      Nidec Elesys Corporation and its subsidiaries (“Nidec Elesys”), a Japanese manufacturer of electric control units for automobiles, which we acquired in March 2014; and

•                      Nidec GPM GmbH and its subsidiaries (“Nidec GPM”), a German manufacturer of pumps and modules for passenger cars and commercial vehicles, which we acquired in February 2015.

Excluding the impact of the contributions of the newly consolidated subsidiaries, our net sales increased ¥95,131 million, or 10.9%, from ¥871,997 million for the year ended March 31, 2014 to ¥967,128 million for the year ended March 31, 2015.

The average exchange rate between the Japanese yen and the U.S. dollar for the year ended March 31, 2015 was ¥109.93 to the dollar, which represents a depreciation of the Japanese yen against the U.S. dollar of approximately 10% compared to the year ended March 31, 2014. The average exchange rate between the Japanese yen and the Euro for the year ended March 31, 2015 was ¥138.77 to the Euro, which represents a depreciation of the Japanese yen against the Euro of approximately 3% compared to the year ended March 31, 2014. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥62,700 million for the year ended March 31, 2015 compared to the year ended March 31, 2014.

(Small precision motors)

Net sales of small precision motors increased ¥35,486 million, or 9.8%, from ¥362,513 million for the year ended March 31, 2014 to ¥397,999 million for the year ended March 31, 2015. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our net sales of small precision motors of approximately ¥32,000 million for the year ended March 31, 2015 compared to the year ended March 31, 2014. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥18,635 million, or 10.0%, from ¥185,506 million for the year ended March 31, 2014 to ¥204,141 million for the year ended March 31, 2015. The increase in net sales of hard disk drives spindle motors was attributable to the positive effects of the depreciation of the Japanese yen against the U.S. dollar. The number of units sold of small precision motors for hard disk drives for the year ended March 31, 2015 decreased approximately 1% compared to the year ended March 31, 2014. While the hard disk drive market for the year ending March 31, 2016 is expected to remain stagnant compared to the year ended March 31, 2015, our market share is estimated to increase.

Net sales of hard disk drives spindle motors accounted for 21.2% of total net sales for the year ended March 31, 2014 and 19.8% of total net sales for the year ended March 31, 2015.

Other small precision motors

Net sales of other small precision motors increased ¥16,851 million, or 9.5%, from ¥177,007 million for the year ended March 31, 2014 to ¥193,858 million for the year ended March 31, 2015. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar.

Net sales of other small precision motors accounted for 20.2% of total net sales for the year ended March 31, 2014 and 18.9% of total net sales for the year ended March 31, 2015.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥114,771 million, or 33.2%, from ¥345,236 million for the year ended March 31, 2014 to ¥460,007 million for the year ended March 31, 2015. The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥23,500 million for the year ended March 31, 2015 compared to the year ended March 31, 2014.

Net sales of appliance, commercial and industrial products increased ¥36,937 million, or 16.3%, from ¥226,068 million for the year ended March 31, 2014 to ¥263,005 million for the year ended March 31, 2015. This increase was primarily due to larger sales of motors for air conditioning equipment, increases in orders for new products and orders from new customers, as well as the positive effect of foreign currency exchange rate fluctuations.

Net sales of automotive products increased ¥77,834 million, or 65.3%, from ¥119,168 million for the year ended March 31, 2014 to ¥197,002 million for the year ended March 31, 2015. This was primarily due to the contribution of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation, both of which became newly consolidated subsidiaries in the second half of the year ended March, 31, 2014, and the commencement of mass-production of new product models, as well as the positive effect of foreign currency exchange rate fluctuations.

Net sales of our automotive, appliance, commercial and industrial products accounted for 39.5% of our total net sales for the year ended March 31, 2014 and 44.8% of total net sales for the year ended March 31, 2015.

(Machinery)

Net sales of our machinery increased ¥11,845 million, or 13.6%, from ¥86,955 million for the year ended March 31, 2014 to ¥98,800 million for the year ended March 31, 2015. The increase was mainly due to increases in sales of mounting machine units at Nidec Copal Corporation and test systems for smart phones and tablet computers at Nidec-Read Corporation.

Net sales of our machinery accounted for 9.9% of our total net sales for the year ended March 31, 2014 and 9.6% of total net sales for the year ended March 31, 2015.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥7,795 million, or 10.7%, from ¥72,845 million for the year ended March 31, 2014 to ¥65,050 million for the year ended March 31, 2015. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Net sales of electronic and optical components accounted for 8.3% of our total net sales for the year ended March 31, 2014 and 6.3% of total net sales for the year ended March 31, 2015.

(Others)

Net sales of our other products decreased ¥1,031 million, or 13.6%, from ¥7,560 million for the year ended March 31, 2014 to ¥6,529 million for the year ended March 31, 2015.

Net sales of other products accounted for 0.9% of total net sales for the year ended March 31, 2014 and 0.6% of total net sales for the year ended March 31, 2015.

Cost of Products Sold

Our cost of products sold increased ¥111,304 million, or 16.5%, from ¥674,903 million for the year ended March 31, 2014 to ¥786,207 million for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our cost of products sold increased ¥64,986 million, or 9.7%, from ¥672,150 million for the year ended March 31, 2014 to ¥737,136 million for the year ended March 31, 2015. This increase was mainly due to the impact of the depreciation of the Japanese yen against other currencies and the overall increase in sales.

As a percentage of net sales, our cost of products sold decreased from 77.1% for the year ended March 31, 2014 to 76.5% for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold decreased from 77.1% for the year ended March 31, 2014 to 76.2% for the year ended March 31, 2015. This decrease was mainly due to increases in the volume of units sold that had higher margins, improved fixed costs per unit resulting from higher unit sales supported by stronger demand for some of our products and our efforts to improve manufacturing efficiency, reduce cost of products sold and lower fixed costs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥8,247 million, or 10.6%, from ¥77,534 million for the year ended March 31, 2014 to ¥85,781 million for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥4,994 million, or 6.5%, from ¥77,365 million for the year ended March 31, 2014 to ¥82,359 million for the year ended March 31, 2015. This increase was mainly due to higher personnel expenses.

As a percentage of net sales, selling, general and administrative expenses decreased from 8.9% for the year ended March 31, 2014 to 8.3% for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.9% for the year ended March 31, 2014 to 8.5% for the year ended March 31, 2015.

Research and Development Expenses

Our research and development expenses increased ¥7,371 million, or 19.5%, from ¥37,808 million for the year ended March 31, 2014 to ¥45,179 million for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥3,603 million, or 9.5%, from ¥37,757 million for the year ended March 31, 2014 to ¥41,360 million for the year ended March 31, 2015. This increase was mainly due to our increased spending on research and development activities relating to products in the automotive, appliance, commercial and industrial products category and electronic and optical components category and our increased spending in basic research expenses at Nidec Corporation.

For further information on our research and development expenses, including a discussion on an operating segment basis, see “—C. Research and Development, Patents and Licenses, etc.”

As a percentage of net sales, research and development expenses increased from 4.3% for the year ended March 31, 2014 to 4.4% for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses for the year ended March 31, 2014 and 2015 were 4.3%.

Operating Income

As a result of the foregoing, our operating income increased ¥26,354 million from ¥84,864 million for the year ended March 31, 2014 to ¥111,218 million for the year ended March 31, 2015.

As a percentage of net sales, operating income increased from 9.7% for the year ended March 31, 2014 to 10.8% for the year ended March 31, 2015.

Other Income (Expense)

Our other expenses increased ¥3,443 million from ¥404 million for the year ended March 31, 2014 to ¥3,847 million for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses increased ¥3,848 million from ¥396 million for the year ended March 31, 2014 to ¥4,244 million for the year ended March 31, 2015.

We recorded foreign exchange gain of ¥804 million for the year ended March 31, 2015, compared to foreign exchange loss of ¥56 million for the year ended March 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, we recorded foreign exchange gain of ¥348 million for the year ended March 31, 2015, compared to foreign exchange loss of ¥50 million for the year ended March 31, 2014. This improvement was mainly due to the depreciation in the value of the Japanese yen against the relevant foreign currencies.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2013	March 31, 2014	Fluctuation from March 31, 2013 to March 31, 2014	March 31, 2015	Fluctuation from March 31, 2014 to March 31, 2015
U.S. Dollar ($1.00)	¥94.05	¥102.92	¥8.87	¥120.17	¥17.25
Euro (€1.00)	¥120.73	¥141.65	¥20.92	¥130.32	¥(11.33)

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥22,911 million from ¥84,460 million for the year ended March 31, 2014 to ¥107,371 million for the year ended March 31, 2015.

As a percentage of net sales, our income from continuing operations before income taxes increased from 9.7% for the year ended March 31, 2014 to 10.4% for the year ended March 31, 2015.

Income Taxes

Our income taxes increased ¥3,453 million from ¥25,658 million for the year ended March 31, 2014 to ¥29,111 million for the year ended March 31, 2015. This increase was primarily due to the increase in income before income taxes.

The effective income tax rate decreased approximately 3.3 percentage points from 30.4% for the year ended March 31, 2014 to 27.1% for the year ended March 31, 2015. This was mainly because a reversal of deferred tax assets related to foreign tax credit that increased tax rate for the year ended March 31, 2014 did not occur for the year ended March 31, 2015.

For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Equity in Net (Loss) Income of Affiliated Companies

We recorded equity in net income of ¥29 million for the year ended March 31, 2015, compared to equity in net loss of ¥25 million for the year ended March 31, 2014.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥19,512 million from ¥58,777 million for the year ended March 31, 2014 to ¥78,289 million for the year ended March 31, 2015.

Net (Income) Loss Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥432 million, or 17.2%, from ¥2,505 million for the year ended March 31, 2014 to ¥2,073 million for the year ended March 31, 2015. This decrease primarily resulted from the share exchange transactions through which we made certain consolidated subsidiaries our wholly owned subsidiaries. Specifically, in October 2013, we made Nidec Copal Corporation and Nidec Tosok Corporation wholly owned subsidiaries, and in October 2014, we made Nidec Copal Electronics Corporation and Nidec-Read Corporation wholly owned subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥19,944 million from ¥56,272 million for the year ended March 31, 2014 to ¥76,216 million for the year ended March 31, 2015.

As a percentage of net sales, our net income attributable to Nidec Corporation increased from 6.4% for the year ended March 31, 2014 to 7.4% for the year ended March 31, 2015.

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

Our net sales increased ¥165,839 million, or 23.4%, from ¥709,270 million for the year ended March 31, 2013 to ¥875,109 million for the year ended March 31, 2014. This increase was due in part to the net sales of newly consolidated subsidiaries, including:

•                      Nidec ASI S.p.A. (renamed from “Ansaldo Sistemi Industriali S.p.A.”) and its subsidiaries (“Nidec ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012;

•                      Nidec Avtron Automation Corporation (renamed from “Avtron Industrial Automation, Inc.”) and its subsidiaries (“Nidec Avtron”), a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, which we acquired in September 2012;

•                      SCD Co., Ltd., a South Korean manufacturer of motors and motor drive units, which we acquired in October 2012;

•                      Nidec Kinetek Corporation (renamed from “Kinetek Group Inc.”) (“Nidec Kinetek”), a U.S. manufacturer of commercial motors, which we acquired in November 2012;

•                      Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. (renamed from “Jiangsu Kaiyu Auto Appliance Co., Ltd.”) (“Nidec Kaiyu”), a Chinese manufacturer of brush motors for electric power steering systems and automotive fans, which we acquired in December 2012; and

•                      Nidec Sankyo CMI Corporation (renamed from “Mitsubishi Materials C.M.I. Corporations”) and its subsidiaries (“Nidec Sankyo CMI”), a Japanese manufacturer of small motors, electric contact products and other products, which we acquired in January 2014.

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

Net sales of appliance, commercial and industrial products for the year ended March 31, 2014 increased 42.2% compared to the year ended March 31, 2013. This increase was primarily due to larger sales of motors for air conditioning equipment and the contribution of sales of Nidec ASI, Nidec Avtron and Nidec Kinetek, which were not consolidated for the full year ended March 31, 2013, as well as the positive effect of the foreign currency exchange rate fluctuations.

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

Cost of Products Sold

Our cost of products sold increased ¥102,269 million, or 17.9%, from ¥572,634 million for the year ended March 31, 2013 to ¥674,903 million for the year ended March 31, 2014. Excluding the impact of Nidec ASI, Nidec Avtron, SCD, Nidec Kinetek, Nidec Kaiyu and Nidec Sankyo CMI (the”Newly Consolidated Subsidiaries”), our cost of products sold increased ¥66,419 million, or 12.2%, from ¥542,293 million for the year ended March 31, 2013 to ¥608,712 million for the year ended March 31, 2014. This increase mainly corresponded to the overall increase in sales and reflected the depreciation of the Japanese yen against other currencies.

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

Operating Income

As a result of the foregoing, our operating income increased ¥67,266 million from ¥17,598 million for the year ended March 31, 2013 to ¥84,864 million for the year ended March 31, 2014.

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

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥71,062 million from ¥13,398 million for the year ended March 31, 2013 to ¥84,460 million for the year ended March 31, 2014.

As a percentage of net sales, our income from continuing operations before income taxes increased from 1.9% for the year ended March 31, 2013 to 9.7% for the year ended March 31, 2014.

Income Taxes

Our income taxes increased ¥19,096 million from ¥6,562 million for the year ended March 31, 2013 to ¥25,658 million for the year ended March 31, 2014. This increase was primarily due to the increase in income before income taxes.

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

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥51,928 million from ¥6,849 million for the year ended March 31, 2013 to ¥58,777 million for the year ended March 31, 2014.

Net (Income) Loss Attributable to Noncontrolling Interests

We had net income attributable to noncontrolling interests in the amount of ¥2,505 million for the year ended March 31, 2014, compared to net loss attributable to noncontrolling interests in the amount of ¥1,137 million for the year ended March 31, 2013. This was primarily due to higher profits of group companies in which we own less than 100%, including the Nidec Copal Electronics group.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥48,286 million from ¥7,986 million for the year ended March 31, 2013 to ¥56,272 million for the year ended March 31, 2014.

As a percentage of net sales, our net income attributable to Nidec Corporation increased from 1.1% for the year ended March 31, 2013 to 6.4% for the year ended March 31, 2014.

Segment Information

Based on the applicable criteria set forth in ASC 280 “Segment Reporting,” we have 12 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

We have changed our segment reporting so that it is in line with the changes we recently made in our management decision-making process. Since October 2014, the Nidec Tosok group has been included in the Nidec Motors & Actuators segment. In addition, the Nidec Elesys group which was previously included in the All Others segment has been included in the Nidec Motors & Actuators segment. The Nidec Dalian segment is no longer identified as a reportable segment and included in All Others segment due to its immateriality. Furthermore, Corporate, which is composed of basic research expenses and head office expenses, has been regarded as a component of Adjustments. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the year ended March 31, 2013, 2014 and 2015.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drives spindle motors.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drives spindle motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products and electronic parts. This segment also includes Nidec Sankyo CMI, which was newly consolidated for the three months ended March 31, 2014.

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

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. One of the subsidiaries previously reported as part of this segment has been transferred to the Nidec Motors & Actuators segment for the year ended March 31, 2015. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in Japan and Asia, which primarily produce and sell automotive products. One of the subsidiaries previously reported as part of the Nidec Motor segment has been transferred into this segment for the year ended March 31, 2015. In addition, the Nidec Tosok group and the Nidec Elesys group are included in this segment since October 2014. This segment also includes the Nidec GPM group which was newly consolidated since February 2015. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the years ended March 31, 2013, 2014 and 2015. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the years ended March 31, 2013, 2014 and 2015:

	Year ended March 31,
	2013	2014	2015
	(in millions)
Nidec Corporation
Net sales to external customers	¥23,748	¥27,599	¥28,954
Net sales to other operating segments	108,282	138,354	152,371
Sub total	132,030	165,953	181,325
Nidec Electronics (Thailand)
Net sales to external customers	63,349	67,623	74,653
Net sales to other operating segments	35,492	43,982	49,812
Sub total	98,841	111,605	124,465
Nidec (Zhejiang)
Net sales to external customers	21,109	18,017	13,972
Net sales to other operating segments	2,977	5,011	7,620
Sub total	24,086	23,028	21,592

	Year ended March 31,
	2013	2014	2015
	(in millions)
Nidec Singapore
Net sales to external customers	50,039	57,893	66,556
Net sales to other operating segments	709	749	869
Sub total	50,748	58,642	67,425
Nidec (H.K.)
Net sales to external customers	52,028	69,890	81,460
Net sales to other operating segments	1,734	1,339	1,300
Sub total	53,762	71,229	82,760
Nidec Philippines
Net sales to external customers	14,707	19,573	21,178
Net sales to other operating segments	25,682	29,266	32,823
Sub total	40,389	48,839	54,001
Nidec Sankyo
Net sales to external customers	73,201	98,564	122,711
Net sales to other operating segments	300	312	331
Sub total	73,501	98,876	123,042
Nidec Copal
Net sales to external customers	49,627	47,023	38,670
Net sales to other operating segments	2,093	2,318	2,411
Sub total	51,720	49,341	41,081
Nidec Copal Electronics
Net sales to external customers	26,845	31,295	32,943
Net sales to other operating segments	20	11	12
Sub total	26,865	31,306	32,955
Nidec Techno Motor
Net sales to external customers	39,940	50,691	58,746
Net sales to other operating segments	3,143	4,041	4,474
Sub total	43,083	54,732	63,220
Nidec Motor
Net sales to external customers	117,236	171,879	200,040
Net sales to other operating segments	154	80	383
Sub total	117,390	171,959	200,423
Nidec Motor & Actuators
Net sales to external customers	77,654	105,249	172,699
Net sales to other operating segments	15,360	20,384	21,507
Sub total	93,014	125,633	194,206
All Others
Net sales to external customers	99,884	108,936	115,986
Net sales to other operating segments	66,951	83,588	97,388
Sub total	166,835	192,524	213,374
Total
Net sales to external customers	709,367	874,232	1,028,568
Net sales to other operating segments	262,897	329,435	371,301
Adjustments(1)	(97)	877	(183)
Inter segment elimination	(262,897)	(329,435)	(371,301)
Consolidated total (net sales)	¥709,270	¥875,109	¥1,028,385

Note:

(1)         See Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

	Year ended March 31,
	2013	2014	2015
	(in millions)
Operating income (loss):
Nidec Corporation	¥2,733	¥13,184	¥14,083
Nidec Electronics (Thailand)	10,525	12,781	14,996
Nidec (Zhejiang)	(2,689)	(243)	488
Nidec Singapore	1,115	709	1,052
Nidec (H.K.)	146	483	613
Nidec Philippines	4,883	6,037	4,605
Nidec Sankyo	4,181	10,392	12,686
Nidec Copal	(3,192)	(1,323)	517
Nidec Copal Electronics	3,277	5,288	5,876
Nidec Techno Motor	4,168	6,671	7,291
Nidec Motor	728	8,880	11,690
Nidec Motors & Actuators	5,157	8,954	18,614
All Others	10,140	19,397	23,159
Total	41,172	91,210	115,670
Adjustments(1)	(23,574)	(6,346)	(4,452)
Consolidated total	¥17,598	¥84,864	¥111,218

Note:

(1)         See Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Nidec Corporation Segment

Net sales of Nidec Corporation increased ¥15,372 million, or 9.3%, from ¥165,953 million for the year ended March 31, 2014 to ¥181,325 million for the year ended March 31, 2015. This increase was primarily due to an increase in sales of hard disk drives spindle motors, DC motors, fans and electric power steering, in addition to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, Thai baht and the Euro. Net sales to external customers of Nidec Corporation increased ¥1,355 million, or 4.9%, from ¥27,599 million for the year ended March 31, 2014 to ¥28,954 million for the year ended March 31, 2015. Net sales to other operating segments of Nidec Corporation increased ¥14,017 million, or10.1%, from ¥138,354 million for the year ended March 31, 2014 to ¥152,371 million for the year ended March 31, 2015. Operating income of Nidec Corporation increased ¥899 million, or 6.8%, from ¥13,184 million for the year ended March 31, 2014, to ¥14,083 million for the year ended March 31,2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Corporation increased ¥33,923 million, or 25.7%, from ¥132,030 million for the year ended March 31, 2013 to ¥165,953 million for the year ended March 31, 2014. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and an increase in demand for electric power steering. Net sales to external customers of Nidec Corporation increased ¥3,851 million, or 16.2%, from ¥23,748 million for the year ended March 31, 2013 to ¥27,599 million for the year ended March 31, 2014. Net sales to other operating segments of Nidec Corporation increased ¥30,072 million, or 27.8%, from ¥108,282 million for the year ended March 31, 2013 to ¥138,354 million for the year ended March 31, 2014. Operating income of Nidec Corporation increased ¥10,451 from ¥2,733 million for the year ended March 31, 2013 to ¥13,184 million for the year ended March 31,2014. This increase was primarily due to an increase in royalty and commission fees mainly from subsidiaries in other segments that manufacture small precision motors, in addition to the increase in sales.

Nidec Electronics (Thailand) Segment

Net sales of Nidec Electronics (Thailand) increased ¥12,860 million, or 11.5%, from ¥111,605 million for the year ended March 31, 2014 to ¥124,465 million for the year ended March 31, 2015. This increase was primarily due to changes in the product mix that increased sales of hard disk drives spindle motors, in addition to the positive effect of the depreciation of the Thai baht against the U.S. dollar and of the depreciation of the Japanese yen against the Thai baht. Operating income of Nidec Electronics (Thailand) increased ¥2,215 million, or 17.3%, from ¥12,781 million for the year ended March 31, 2014 to ¥14,996 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales and a decrease in freight and packing expenses.

Net sales of Nidec Electronics (Thailand) increased ¥12,764 million, or 12.9%, from ¥98,841 million for the year ended March 31, 2013 to ¥111,605 million for the year ended March 31, 2014. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Thai baht offset in part by the decrease in demand for hard disk drives spindle motors. Operating income of Nidec Electronics (Thailand) increased ¥2,256 million, or 21.4%, from ¥10,525 million for the year ended March 31, 2013 to ¥12,781 million for the year ended March 31, 2014. This increase was primarily due to a decrease in depreciation and loss on inventory write-offs relating to excess inventories to nil for the year ended March 31, 2014, in addition to the increase in sales.

Nidec (Zhejiang) Segment

Net sales of Nidec (Zhejiang) decreased ¥1,436 million, or 6.2%, from ¥23,028 million for the year ended March 31, 2014 to ¥21,592 million for the year ended March 31, 2015. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors from major customers offset in part by the positive effect of the depreciation of the Japanese yen against the U.S. dollar. However, Nidec (Zhejiang) had operating income of ¥488 million for the year ended March 31, 2015, compared to operating loss of ¥243 million for the year ended March 31, 2014. This improvement was primarily due to efforts to improve profitability resulting in decreases in material and labor costs.

Net sales of Nidec (Zhejiang) decreased ¥1,058 million, or 4.4%, from ¥24,086 million for the year ended March 31, 2013 to ¥23,028 million for the year ended March 31, 2014. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors from major customers offset in part by the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating loss of Nidec (Zhejiang) decreased ¥2,446 million from ¥2,689 million for the year ended March 31, 2013 to ¥243 million for the year ended March 31, 2014. The smaller loss was primarily due to cost reduction mainly resulting from the business structure streamlining measures that were implemented during the previous fiscal year.

Nidec Singapore Segment

Net sales of Nidec Singapore increased ¥8,783 million, or 15.0%, from ¥58,642 million for the year ended March 31, 2014 to ¥67,425 million for the year ended March 31, 2015. This increase was primarily due to higher demand for hard disk drives spindle motors from major customers and the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Singapore increased ¥343 million, or 48.4%, from ¥709 million for the year ended March 31, 2014 to ¥1,052 million for the year ended March 31, 2015. This increase was primarily due to a decrease in depreciation, in addition to the increase in sales.

Net sales of Nidec Singapore increased ¥7,894 million, or 15.6%, from ¥50,748 million for the year ended March 31, 2013 to ¥58,642 million for the year ended March 31, 2014. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar offset in part by the decrease in demand for hard disk drives spindle motors. However, operating income of Nidec Singapore decreased ¥406 million, or 36.4%, from ¥1,115 million for the year ended March 31, 2013 to ¥709 million for the year ended March 31, 2014. This decrease was primarily due to an increase in depreciation resulting from increased investments in property, plant and equipment.

Nidec (H.K.) Segment

Net sales of Nidec (H.K.) increased ¥11,531 million, or 16.2%, from ¥71,229 million for the year ended March 31, 2014 to ¥82,760 million for the year ended March 31, 2015. This increase was primarily due to higher demand for hard disk drives spindle motors, fans, and DC motors from major customers and the positive effect of the depreciation of the Japanese yen against the Hong Kong dollar. Operating income of Nidec (H.K.) increased ¥130 million, or 26.9%, from ¥483 million for the year ended March 31, 2014 to ¥613 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec (H.K.) increased ¥17,467 million, or 32.5%, from ¥53,762 million for the year ended March 31, 2013 to ¥71,229 million for the year ended March 31, 2014. This increase was primarily due to the depreciation of the Japanese yen against the Hong Kong dollar and an increase in demand for DC motors. Operating income of Nidec (H.K.) increased ¥337 million from ¥146 million for the year ended March 31, 2013 to ¥483 million for the year ended March 31, 2014. This increase was primarily due to the increase in sales.

Nidec Philippines Segment

Net sales of Nidec Philippines increased ¥5,162 million, or 10.6%, from ¥48,839 million for the year ended March 31, 2014 to ¥54,001 million for the year ended March 31, 2015. This increase was primarily due to an increase in demand for hard disk drives spindle motors and the depreciation of the Japanese yen against the U.S. dollar offset in part by lower unit prices. However, operating income of Nidec Philippines decreased ¥1,432 million, or 23.7%, from ¥6,037 million for the year ended March 31, 2014 to ¥4,605 million for the year ended March 31, 2015. This decrease was primarily due to higher unit costs resulting from changes in the product mix and higher depreciation, material and labor costs, in addition to the decrease in unit prices.

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

Nidec Sankyo Segment

Net sales of Nidec Sankyo increased ¥24,166 million, or 24.4%, from ¥98,876 million for the year ended March 31, 2014 to ¥123,042 million for the year ended March 31, 2015. This increase was primarily due to the contribution of newly consolidated subsidiaries, including Nidec Sankyo CMI, increases in sales of brushless DC motors and card readers and the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Sankyo increased ¥2,294 million, or 22.1% from ¥10,392 million for the year ended March 31, 2014 to ¥12,686 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales.

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

Nidec Copal Segment

Net sales of Nidec Copal decreased ¥8,260 million, or 16.7%, from ¥49,341 million for the year ended March 31, 2014 to ¥41,081 million for the year ended March 31, 2015. This decrease was primarily due to a decrease in sales of components for compact digital cameras offset in part by an increase in sales of mounting machine units. Nidec Copal recorded operating income of ¥517 million for the year ended March 31, 2015, compared to operating loss of ¥1,323 million for the year ended March 31, 2014. This improvement was primarily due to our efforts to improve manufacturing efficiency and the positive effect of changes in the product mix.

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

Nidec Copal Electronics Segment

Net sales of Nidec Copal Electronics increased ¥1,649 million, or 5.3%, from ¥31,306 million for the year ended March 31, 2014 to ¥32,955 million for the year ended March 31, 2015. This increase was primarily due to increases in sales of such products as components for household equipment, semiconductor manufacturing equipment and gaming consoles. Operating income increased ¥588 million, or 11.1%, from ¥5,288 million for the year ended March 31, 2014 to ¥5,876 million for the year ended March 31, 2015. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

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

Nidec Techno Motor Segment

Net sales of Nidec Techno Motor increased ¥8,488 million, or 15.5%, from ¥54,732 million for the year ended March 31, 2014 to ¥63,220 million for the year ended March 31, 2015. This increase was primarily due to an increase in sales of motors for air conditioning equipment in Asia and the positive effect of the depreciation of the Japanese yen against the Chinese yuan. Operating income increased ¥620 million, or 9.3%, from ¥6,671 million for the year ended March 31, 2014 to ¥7,291 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales.

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

Nidec Motor Segment

Net sales of Nidec Motor increased ¥28,464 million, or 16.6%, from ¥171,959 million for the year ended March 31, 2014 to ¥200,423 million for the year ended March 31, 2015. This increase was primarily due to increases in orders for new products and orders from new customers and the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥2,810 million, or 31.6%, from ¥8,880 million for the year ended March 31, 2014 to ¥11,690 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Motor increased ¥54,569 million, or 46.5%, from ¥117,390 million for the year ended March 31, 2013 to ¥ 171,959 million for the year ended March 31, 2014. This increase was primarily due to the contribution of the newly consolidated subsidiaries, including Nidec ASI, Nidec Avtron and Nidec Kinetek, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥8,152 million from ¥728 million for the year ended March 31, 2013 to ¥8,880 million for the year ended March 31, 2014. This increase was primarily due to the positive impact of the newly consolidated subsidiaries and the increase in sales.

Nidec Motors & Actuators Segment

Net sales of Nidec Motors & Actuators increased ¥68,573 million, or 54.6%, from ¥125,633 million for the year ended March 31, 2014 to ¥194,206 million for the year ended March 31, 2015. This increase was primarily due to the contribution of newly consolidated subsidiaries, including Nidec Elesys Corporation, and the commencement of mass-production of new product models. Operating income increased ¥9,660 million from ¥8,954 million for the year ended March 31, 2014 to ¥18,614 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Motors & Actuators increased ¥32,619 million, or 35.1%, from ¥93,014 million for the year ended March 31, 2013 to ¥125,633 million for the year ended March 31, 2014. This increase was primarily due to the commencement of mass-production of new product models of motors for electric power steering systems and the depreciation of the Japanese yen against the U.S. dollar and the Euro. Operating income increased ¥ 3,797 million, or 73.6%, from ¥5,157 million for the year ended March 31, 2013 to ¥8,954 million for the year ended March 31, 2014. This increase was primarily due to the increase in sales.

All Others

With respect to the All Others segment, net sales increased ¥20,850 million, or 10.8%, from ¥192,524 million for the year ended March 31, 2014 to ¥213,374 million for the year ended March 31, 2015. This increase was primarily due to increases in sales of brushless DC motors, brushless DC fans and test systems for smartphones and tablet computers and the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥3,762 million, or 19.4%, from ¥19,397 million for the year ended March 31, 2014 to ¥23,159 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales.

With respect to the All Others segment, net sales increased ¥25,689 million, or 15.4%, from ¥166,835 million for the year ended March 31, 2013 to ¥192,524 million for the year ended March 31, 2014. This increase was primarily due to the transfer of a portion of the DC motor and DC fan manufacturing operations from the Nidec (Dalian) segment, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥9,257 million, or 91.3%, from ¥10,140 million for the year ended March 31, 2013 to ¥19,397 million for the year ended March 31, 2014. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

Accounting Changes

As of April 1, 2014, we adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is a provision for disclosure, and the adoption of this standard did not have any impact on our consolidated financial position, results of operations or liquidity.

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

Accounting Standards

We are considering adopting International Financial Reporting Standards (“IFRS”) from the year ending March 31, 2017 to strengthen and improve the efficiency of financial reporting. We are currently evaluating the details of, and timeline for, the transition.

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

Inventories

Our inventories are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We may be required to recognize large amounts of inventory write-offs as a result of an unexpected decline in market conditions, changes in demand or our product line.

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

We believe that the accounting estimate related to investment impairment is a critical accounting policy because:

•                  it is highly susceptible to change from period to period because it requires our management to make assumptions about future financial condition and cash flows of investees; and

•                  the impact that recognizing an impairment would have on the total assets reported on our balance sheet as well as our net income attributable to Nidec Corporation could be material.

As of March 31, 2015, the estimated fair value of our marketable securities was ¥19,785 million. We recorded a net gain from marketable securities in the amount of ¥70 million for the year ended March 31, 2015.

The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31,
	2013	2014	2015
	(in millions)
Other-than-temporary losses on marketable securities	¥435	¥3	¥—

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥830 million as of March 31, 2015. Our trade notes and accounts receivable balance, net of allowance for doubtful accounts, as of March 31, 2015, was ¥237,617 million.

The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31,
	2013	2014	2015
	(in millions)
Provision for doubtful accounts, net of reversal	¥166	¥366	¥(388)

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2015, we had deferred tax assets in the amount of ¥28,189 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥9,162 million as of March 31, 2015, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property, plant and equipment, constituting approximately 25.0 % of our total assets as of March 31, 2015, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the year ended March 31, 2003, the first year we adopted testing for impairment of long-lived assets under ASC 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amounts of these asset groups may not be recoverable, we have reviewed the respective asset groups for impairment. An impairment loss is recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows of the group. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Acquisitions

In recent years, we have made a number of significant business acquisitions, which had been accounted for using the purchase method of accounting until the year ended March 31, 2009. As of April 1, 2009, we adopted ASC 805 “Business Combinations.” ASC 805 requires that business acquisitions be accounted for using the acquisition method of accounting. Application of the purchase method and the acquisition method requires our management to make complex judgments about the measurement of fair value of the net assets we acquire and estimation of the related useful lives. The determinations of fair value of assets and liabilities are primarily based on factors such as a cash flow analysis and quoted market prices among others. We also obtained independent appraisers’ reports for significant purchases.

Valuation of Goodwill

Under ASC 350 “Intangibles — Goodwill and Other,” goodwill acquired in business combinations is not amortized but tested annually for impairment. We test for impairment at the reporting unit level on January 1 of each year. In addition, we test for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors we consider important which could trigger an impairment review include the following:

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

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. These models include assumptions which are subject to uncertainty, including forecasted cash flows, changes in technology, customer demand and the pace of economic recovery from natural disasters, which could differ from actual performance. Goodwill amounted to ¥ 172,430 million as of March 31, 2015.

Pension Plans

We account for our defined benefit pension plans based on actuarial valuations. For periodic pension calculations, we are required to assume some components, which include expected return on plan assets, discount rate, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments (rated AA by a recognized rating agency) for which the timing and amount of cash inflows approximates the estimated outflows of the defined benefit plan. We assume a rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have an impact on our net periodic pension cost.

The following table shows the sensitivity to a change in discount rates and the expected rate of return on plan assets, holding all other assumptions constant.

	Yen in millions
	Effect on pre-tax income	Effect on pension benefit obligation
	for the year ending March 31, 2016	as of March 31, 2015
Discount rates:
0.5% decrease	¥(3)	¥2,579
0.5% increase	(102)	(2,787)
Expected rate of return on plan assets:
0.5% decrease	¥(141)	—
0.5% increase	141	—

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

B. Liquidity and Capital Resources.

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2014 and March 31, 2015, effected by factors such as sales growth and fluctuations in foreign exchange, our working capital increased from ¥333,858 million to ¥366,365 million, as discussed in more detail below. In an effort to efficiently use our working cash reserves, we continue to make effective use of our cash management systems that we established on a region-by-region basis, where cash is managed and shared among our subsidiaries in each region, including Japan, China and other countries. In addition, in the year ended March 31, 2015, we implemented the cash management systems to share cash among subsidiaries in the United States and accommodate cash needs between our U.S. and Japanese companies.

We had cash and cash equivalents of ¥269,902 million as of March 31, 2015, compared to ¥247,740 million as of March 31, 2014. As of March 31, 2015, approximately 90% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows from operating activities, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of March 31, 2015, we had ¥194,998 million of trade notes and accounts payable, ¥52,401 million of short-term borrowings, and ¥230,097 million of long-term debt, including the current portion of long-term debt. As of the same date, we had unused lines of credit from banks amounting to ¥273,558 million, under which we are authorized to obtain short-term financing at prevailing interest rates.

Investments for the purchase of property, plant, equipment and other assets totaled ¥58,042 million for the year ended March 31, 2015. We plan to invest approximately ¥22,102 million in additions to property, plant and equipment for the year ending March 31, 2016. Outstanding commitments for the purchase of property, plant and equipment and other assets amounted to ¥3,356 million as of March 31, 2015.

Research and development expenses were ¥45,179 million for the year ended March 31, 2015 and are expected to reach approximately ¥52,000 million for the year ending March 31, 2016. For further information on our research and development expenses, see “—C. Research and Development, Patents and Licenses, etc.”

In the year ended March 31, 2015, we acquired all of the voting rights of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (renamed “Nidec GPM GmbH”) for ¥30,024 million in cash. Since May 2015, we have acquired all of the voting rights in Motortecnica s.r.l., an Italian company, which consists of design, manufacturing, repair, maintenance and servicing of electrical rotating machinery, with focus areas of remanufacturing and refurbishment, with each of its founding family. In addition, in November 2014, we entered into a definitive agreement to acquire certain operating assets of China Tex Mechanical & Electrical Engineering Co., Ltd. (“China Tex MEE”), a Chinese manufacturer of switched reluctance motors and drives, with China Tex MEE. The closing of the transaction is expected to occur in July 2015, subject to necessary regulatory approvals and other conditions. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans was ¥52,401 million as of March 31, 2015, an increase of ¥29,801 million from ¥22,600 million as of March 31, 2014. This increase was mainly due to an increase in Japanese yen-denominated borrowings to meet some of our Japanese yen funding needs, new borrowings to repay a portion of U.S. dollar-denominated long-term debt previously obtained under a special government program, and Euro-denominated borrowings to meet Euro funding needs. The short-term borrowings as of March 31, 2015 consisted of borrowings denominated in Japanese yen, U.S. dollar and Euro. We had no commercial paper outstanding as of March 31, 2015 and the date of this report.

Our current portion of long-term debt was ¥45,485 million as of March 31, 2015, an increase of ¥16,240 million from ¥29,245 million as of March 31, 2014. This increase was mainly due to the reclassification of approximately ¥96,000 million aggregate outstanding principal amount of zero coupon euro yen convertible bonds due 2015 from long-term debt to current portion of long-term debt, offset in part by repayment of the current portion of Euro-denominated and U.S. dollar-denominated bank loans, and stock acquisition rights of zero coupon euro yen convertible bonds of approximately ¥74,000 million which were exercised during the year ended March 31, 2015. The current portion of long-term debt as of March 31, 2015 consisted of the approximately ¥21,000 million aggregate outstanding principal amount of convertible bonds and the current portion of the U.S. dollar-denominated bank loans we obtained in December 2012 under a special government program, as further described below.

Our long-term debt was ¥184,612 million as of March 31, 2015, a decrease of ¥114,799 million from ¥299,411 million as of March 31, 2014. This decrease was mainly due to the reclassification of the approximately ¥96,000 million aggregate outstanding principal amount of convertible bonds and portions of U.S. dollar-denominated bank loans, as further described above, from long-term debt to current portion of long-term debt. As a result, our long-term debt as of March 31, 2015 consisted of ¥50,000 million aggregate principal amount of domestic bonds issued in December 2013, as described below, ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012, as described below, and the borrowings from banks based in yen.

In December 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which had been implemented previously in response to the appreciation of the Japanese yen against other currencies. In July 2014, we paid off the Euro-denominated bank loan we obtained under this program in July 2012. As of March 31, 2015, we had $167 million of loans outstanding under the program, which were recorded in current portion of long-term debt on our audited consolidated balance sheet as of the same date.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we previously filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012.

In March 2014, we filed a new shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan to facilitate the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration is intended to continue to enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and to further diversify our funding sources and improve our financial stability. To date, we have not issued any bonds under this shelf registration statement. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Through this funding approach, we seek to lower our financing costs, maintain sufficient lines of credit and ensure agile funding for our group companies.

We expect to seek additional financing in connection with, among other things, our future mergers and acquisitions, research and development activities and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser amount of an aggregate of 4,000,000 shares of our common stock and an aggregate of ¥24,000 million of our common stock between January 27, 2015 and January 26, 2016. We repurchased an aggregate of 250,200 shares for approximately ¥2,100 million between January 27, 2015 and March 31, 2015.

On January 26, 2015, our previous share repurchase plan expired. We did not repurchase any shares under the plan between April 1, 2014 and January 26, 2015.

For more information on our stock repurchase plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” For information on our recent share exchange transactions and other mergers and acquisitions, see “—A. Operating Results—Introduction—Our Recent Acquisition Activities.”

In October, 2014, we entered into a share exchange transaction with each of Nidec Copal Electronics Corporation and Nidec-Read Corporation to make each a wholly owned subsidiary. Prior to the transactions, we had a 65.4% ownership interest in Nidec Copal Electronics and a 65.5% ownership interest in Nidec-Read. In connection with the transactions, we allocated 3,160,575 shares of our common stock previously held in treasury to Nidec Copal Electronics shareholders and 1,421,498 shares of our common stock previously held in treasury to Nidec-Read shareholders.

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines will sufficiently meet our capital requirements for the year ending March 31, 2016.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥188,201 million, or 16.1%, from ¥1,166,938 million as of March 31, 2014 to ¥1,355,139 million as of March 31, 2015. Excluding the impact of Nidec GPM GmbH and other subsidiaries newly consolidated during the year ended March 31, 2015, total assets increased ¥145,093 million from ¥1,166,938 million as of March 31, 2014 to ¥1,312,031 million as of March 31, 2015. The increase in total assets of ¥188,201 million was also attributable to an increase in inventories of ¥46,686 million and an increase in trade accounts receivable of ¥38,300 million, reflecting stronger customer demand for our products and the depreciation of the Japanese yen against other currencies. The increase in total assets of ¥188,201 million was also attributable to an increase in property, plant and equipment of ¥40,305 million reflecting the depreciation of the Japanese yen against other currencies, an increase in cash and cash equivalents of ¥22,162 million as described below under “Cash Flows,” and an increase of goodwill of ¥20,062 million as a result of our acquisition of Nidec GPM GmbH.

Our total liabilities decreased ¥24,304 million, or 3.9%, from ¥626,145 million as of March 31, 2014 to ¥601,841 million as of March 31, 2015. Excluding the impact of Nidec GPM GmbH and other subsidiaries newly consolidated during the year ended March 31, 2015, total liabilities decreased ¥66,865 million from ¥626,145 million as of March 31, 2014 to ¥559,280 million as of March 31, 2015. The decrease in total liabilities of ¥24,304 million was mainly due to a decrease in long-term debt, including current portion of long-term debt, of ¥98,559 million as a result of the partial repayments on the Euro-denominated and U.S. dollar-denominated bank loans under the JBIC program and stock acquisition rights of zero coupon euro yen convertible bonds which were partially exercised during the year ended March 31, 2015. This decrease in liabilities was partially offset by an increase in short-term borrowings of ¥29,801 million primarily because we obtained Japanese yen, U.S. dollar and Euro funds in the year ended March 31, 2015, and an increase in trade notes and accounts payable of ¥28,615 million, reflecting stronger customer demand for our products and the depreciation of the Japanese yen against other currencies.

Our working capital, defined as current assets less current liabilities, increased ¥32,507 million from ¥333,858 million as of March 31, 2014 to ¥366,365 million as of March 31, 2015.

Our receivable turnover ratio is calculated by dividing net sales for a fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio decreased 0.2 points from 4.5 points for the year ended March 31, 2014 to 4.3 points for the year ended March 31, 2015. This was mainly due to an increase in trade accounts receivable as a result of our acquisitions. The inventory turnover ratio is calculated by dividing cost of products sold for a given year by the year-end inventory balance. Our inventory turnover ratio decreased 0.8 points from 5.4 points for the year ended March 31, 2014 to 4.6 points for the year ended March 31, 2015. This was mainly due to an increase in inventories as a result of our acquisitions and the depreciation of the Japanese yen against other currencies.

Our total Nidec Corporation shareholders’ equity increased ¥227,200 million, or 43.9%, from ¥517,971 million as of March 31, 2014 to ¥745,171 million as of March 31, 2015. This increase was primarily due to an increase in positive foreign currency translation adjustments of ¥76,790 million, which reflected the depreciation of the Japanese yen against other currencies, an increase in retained earnings of ¥60,357 million, an increase in additional paid-in capital of ¥40,262 million, and a decrease in treasury stock at cost of ¥39,613 million. As a result of the foregoing, the ratio of Nidec Corporation shareholders’ equity to total assets increased 10.6 percentage points from 44.4% as of March 31, 2014 to 55.0% as of March 31, 2015.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥4,656 million from ¥87,219 million for the year ended March 31, 2014 to ¥91,875 million for the year ended March 31, 2015. The increase in net cash provided by operating activities was primarily due to the increase in consolidated net income of ¥19,512 million.

For the year ended March 31, 2015, we had ¥91,875 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥78,289 million. However, net cash provided by operating activities was impacted by net negative adjustments of ¥39,400 million for changes in operating assets and liabilities, which consisted of an increase in operating assets of ¥49,674 million and an increase in operating liabilities of ¥10,274 million. Operating assets and operating liabilities increased primarily due to stronger customer demand for our products as of March 31, 2015 compared to March 31, 2014.

For the year ended March 31, 2014, we had ¥87,219 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥58,777 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥11,829 million, which consisted of an increase in operating assets of ¥30,027 million and an increase in operating liabilities of ¥18,198 million. Operating assets and operating liabilities increased primarily due to the increase in sales, reflecting stronger customer demand towards the end of March 31, 2014 compared to the same period of the previous year.

Net cash provided by operating activities decreased ¥23,067 million from ¥110,286 million for the year ended March 31, 2013 to ¥87,219 million for the year ended March 31, 2014. The decrease in net cash provided by operating activities was primarily due to the negative impact of changes in operating assets and liabilities of ¥70,620 million, which consisted of an increase in operating assets of ¥97,338 million and an increase in operating liabilities of ¥26,718 million, partially offset by the increase in consolidated net income of ¥51,928 million.

For the year ended March 31, 2014, we had ¥87,219 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥58,777 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥11,829 million, which consisted of an increase in operating assets of ¥30,027 million and an increase in operating liabilities of ¥18,198 million. Operating assets and operating liabilities increased primarily due to the increase in sales, reflecting stronger customer demand towards the end of March 31, 2014 compared to the same period of the previous year.

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

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥18,052 million from ¥63,178 million for the year ended March 31, 2014 to ¥81,230 million for the year ended March 31, 2015. The increase in net cash used in investing activities was primarily due to an increase in additions to property, plant and equipment of ¥17,745 million and an increase in acquisitions of business, net of cash acquired of ¥3,993 million.

For the year ended March 31, 2015, we had ¥81,230 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥58,042 million and acquisitions of business, net of cash acquired, of ¥27,343 million.

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

Cash Flows from Financing Activities

Net cash used in financing activities was ¥19,508 million for the year ended March 31, 2015, while net cash provided by financing activities was ¥13,471 million for the year ended March 31, 2014.

For the year ended March 31, 2015, we had ¥19,508 million of net cash outflows from financing activities due to repayments of long-term debt of ¥30,104 million and dividends paid to shareholders of Nidec Corporation of ¥15,859 million, partially offset by an increase in short-term borrowings of ¥29,592 million.

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

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥22,162 million from ¥247,740 million as of March 31, 2014 to ¥269,902 million as of March 31, 2015. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen, and Euros.

C. Research and Development, Patents and Licenses, etc.

In order to remain competitive, we need to maintain the ability to create products with specialized quality attributes that precisely meet the evolving performance and environmental requirements of our customers. In addition to the continued emphasis on improved running accuracy, controllability, compactness, operational quietness and energy efficiency, we focus our research and development activities on designing ecology-conscious and cost-effective products that require less raw materials and energy to manufacture and operate in order to reduce our and our customers’ environmental burden and manufacturing costs.

We allocate our research and development resources primarily towards the development of motors in the “automotive, appliance, commercial and industrial products” and “small precision motors” categories with key priorities placed on the following areas:

•                  Prototype development targeted at new markets and applications;

•                  Design improvements intended to reduce raw materials used in our products and thereby achieve superior suitability for miniaturization and low-cost automation;

•                  Internal development of electronic control units and integrated modular motor drives for automotive systems; and

•                  Network-based, convergence research and development projects at Nidec Research Center, aimed at identifying, combining and evolving future mainstream technologies and products.

As of March 31, 2015, we employed 3,985 people engaged in research and development activities mainly in Japan as well as in China, the United States, Germany, Vietnam, Italy, Taiwan, Mexico, Singapore, South Korea, Thailand, Spain, Hungary, Canada, Poland, Indonesia, France, India and Russia.

We incurred research and development expenses of ¥34,278 million, ¥37,808 million and ¥45,179 million for the years ended March 31, 2013, 2014 and 2015, respectively.

The following table sets forth our research and development expenses by operating segment for the year ended March 31, 2015:

Year ended March 31, 2015
(in millions)
Nidec Corporation	¥17,982
Nidec Electronics (Thailand)	—
Nidec (Zhejiang)	—
Nidec Singapore	—
Nidec (H.K.)	—
Nidec Philippines	—
Nidec Sankyo	5,384
Nidec Copal	2,724
Nidec Copal Electronics	1,493
Nidec Techno Motor	1,626
Nidec Motor	5,411
Nidec Motors & Actuators	5,201
All Others	2,188
Corporate	3,170
Total	¥45,179

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥52,000 million on research and development in the year ending March 31, 2016. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

Product Development and Engineering

We, which have established ourselves as the world’s leading company in the area of small precision motors, have been actively expanding its production lineup to include small to large motors of various kinds, as well as their application products such as machinery and electronic and optical components. Today, our products are used not only in information-communication and office automation equipment, but also in diverse fields including home appliance, automobile, industrial machinery, and environmental energy. In the area of R&D, our group companies’ development departments individually engage in new product development and element technology research, while working speedily to develop new business fields through mutual technological integration and create high-growth businesses. Our research and development expenses for the fiscal year ended March 31, 2015 was ¥45,179 million.

In the “Corporate” segment, which does not belong to any other business segments, we conduct element technology research at Nidec Research and Development Center in Japan, Singapore, and Taiwan on motors in general that are needed for our future business, in the effort to further advance our element technology research capabilities, which will become the core of Nidec’s global technology development strategy. The research and development expenses for the fiscal year ended March 31, 2015, which is categorized as “Corporate,” is ¥3,170 million.

In the year ended March 31, 2015, each of our business segments focused on the following research and development activities:

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

Our research and development activities during the fiscal year ended March 31, 2015 are as follows:

In the area of automotive motors, Nidec Corporation is strengthening its development of new products targeting emerging markets such as China, India and Brazil as well as developed markets. Nidec Corporation is developing next-generation of small and high-performance power steering motors, motors for applications other than power steering such as seats, brakes and sunroofs, and ancillary electronic control units (ECUs), as well as other motor products such as brushless motors used for hydraulic and electric power systems. Nidec Corporation is also developing package products that combine motors with sensors and control units. With respect to HDD motors, Nidec Corporation is developing 5mm-thick and 7mm-thick HDD motors used for ultra-slim mobile PCs, and Fluid Dynamic Bearing (FDB) motors for air drives and helium-enclosed HDD motors for servers (cloud and near-line).

With respect to fan motors, Nidec Corporation is developing new models where FDB technology, which has been traditionally used in HDD motors, and haptics technology have been applied to fan motors.

The Nidec Corporation segment’s research and development expenses for the fiscal year ended March 31, 2015 was ¥17,892 million.

Nidec Sankyo

The Nidec Sankyo segment develops stepping motors, motor drive unit products and system device-related products as part of its line-up of “karakuri-tronics” products integrating its “karakuri,” or internal device mechanism technologies, with the motor technologies and servo technologies developed through its business diversification. With respect to stepping motors, in an effort to expand the range of their applications to automobiles, Nidec Sankyo has been downsizing products, enhancing product performance and improving cost-performance. With respect to the motor drive product group, Nidec Sankyo is expanding its operations into a range of products integrating small and high-power motors, sensors, servo controls and control software into mechanical units, aiming to enter the medical and industrial motor markets. In the area of system equipment-related business, Nidec Sankyo is actively enhancing the security of card media’s peripheral equipment, introducing in such areas as organic EL displays for mobile devices, semiconductor robots, transports inside vacuum devices, and solar batteries, while developing a servo system to reduce costs for servo motor technology.

The Nidec Sankyo segment’s research and development expenses for the fiscal year ended March 31, 2015 was ¥5,384 million.

Nidec Copal

In the Nidec Copal segment, Nidec Copal is developing element technologies and products for optical electronic devices for shutters, diaphragm function, automotive lenses, mobile products and cameras, etc., and system equipment for vibration motors, automotive motors, laser and other products, at the company’s Tokyo Technical Center. In the area of optical product development, Nidec Copal, in its transformation from digital camera shutter- and diaphragm-dependent product portfolio, is focused on developing automotive lenses and mobile products. In the area of motors, the company is shifting its product portfolio from digital camera-related products to mobile, automotive and two-wheeled vehicles. In the area of system products, Nidec Copal is developing laser markers and other industrial products, mechanical units for amusement, and medical and cosmetic products.

The Nidec Copal segment’s research and development expenses for the fiscal year ended March 31, 2015 was ¥2,724 million.

Nidec Copal Electronics

In the Nidec Copal Electronics segment, with respect to electronic and mechanical components (electronic circuit components), sensors and actuators, Nidec Copal Electronics Corporation’s Development Center is responsible for the creation of new businesses based on basic technology and future technology. Each business department of Nidec Copal Electronics Corporation is in charge of developing new models in, and improving, the existing series of products as well as planning and developing new products in each business area. With respect to electronic and mechanical components (electronic circuit components), Nidec Copal Electronics strives to develop products that utilize the company’s characteristic junction, calcination, and thick film technologies, while creating a product series of high-frequency components utilizing LTCC (Low Temperature Co-fired Ceramics) and other technologies. The company’s Actuator Business Department is developing products based on air-bearing, coreless and brushless technologies, as well as unit products using these technologies. The company’s Sensor Business Department, aiming to expand the company’s sensor business, is developing temperature- and corrosion-proof sensors, while engaging in joint development with major manufacturers.

The Nidec Copal Electronics segment’s research and development expenses for the fiscal year ended March 31, 2015 was ¥1,493 million.

Nidec Techno Motor

The Nidec Techno Motor segment develops air conditioner motors and industrial motors in Fukui and Fukuoka Prefectures in Japan. In the area of air conditioner motors, the company, in addition to developed countries’ markets, is engaging in new product development and modularization of products for emerging economies such as China, South Korea, Thailand, India and the Middle East.

The Nidec Techno Motor segment’s research and development expenses for the fiscal year ended March 31, 2015 was ¥1,626 million.

Nidec Motor

The Nidec Motor segment mainly conducts research and development of motors, gears and control units for residential, commercial, home appliance and industrial uses, drive systems, encoders and elevator components. With respect to motors for commercial and residential uses, Nidec Motor develops motors, gears and control units for air conditioning equipment, commercial refrigeration equipment, golf carts, floor care equipment and commercial cooking equipment. With respect to motors for home appliances, Nidec Motor mainly engages in the development of motors for washing machines and dryer machines. With respect to industrial motors, Nidec Motor develops various pump motors, including those for water supply and sewerage systems, irrigation, and oil and gas extraction, as well as motor systems for large-scale power plants. With respect to vehicle driving motors, Nidec Motor engages in modularization of motors with encoders based upon its rare earth-free SR motor technology and in development activities aimed at hybridization and electrification of large-sized vehicles such as construction and agricultural machinery. In addition, Nidec Motor engages in development activities aimed at providing comprehensive product packages, including motors for elevators and other components.

The Nidec Motor segment’s research and development expenses for the fiscal year ended March 31, 2015 was ¥5,411 million.

Nidec Motors & Actuators

The Nidec Motors & Actuators segment conducts research and development of durable, compact, and light automotive motors mainly in Germany, Spain and Japan. In the area of seat and sunroof motors, Nidec Motors & Actuators commercializes rare earth-free small brushed motors and develops compact and light brushed engine-cooling fan motors, while conducting research and development for the chassis-controlled domain (brake and steering) and the advanced safety domain (camera and millimeter-wave radar). In the area of brakes, Nidec Motors & Actuators commercializes (mass-produces) and develops ECUs for regenerative cooperative brake systems and for anti-skid brake systems. In the area of electronic power steering, Nidec Motors & Actuators has completed the development of ECUs for brushed motors and now engages in the advanced development of ECUs for brushless motors with functional safety measures. As for cameras, Nidec Motors & Actuators has developed ECUs for monocular cameras and now engages in research and development for the further function and performance improvement of control valves for automatic transmission (A/T) and continuously variable transmission (CVT), while developing electric oil pumps, electric hydraulic actuators for transmission, and automatic assembly lines.

The Nidec Motors & Actuators segment’s research and development expenses for the fiscal year ended March 31, 2015 was ¥5,201 million.

Others

In the Others segment, research and development activities are currently conducted on machinery-related products, small precision motors and other products.

The Others segment’s research and development expenses for the fiscal year ended March 31, 2015 was ¥2,188 million.

None of the Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K.) and Nidec Philippines segments engages in research and development activities.

For further information on our research and development facilities, see “—D. Property, Plants and Equipment.”

D. Trend Information.

The information required by this item is set forth in “—A. Operating Results,” “—B. Liquidity and Capital Resources” and “Item 4.B. Information on the Company—Business Overview.”

E. Off-Balance Sheet Arrangements.

None

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2015:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
					(in millions)
Contractual Obligations:
Long-term Debt	¥226,616	¥43,561	¥147,066	¥15,557	¥20,432
Capital Lease Obligations	3,481	1,924	1,376	181	—
Interest on debt(1)	442	245	177	14	6
Operating Lease Obligations	11,710	3,016	4,222	2,388	2,084
Purchase Commitments for Fixed Assets	3,356	3,356	—	—	—
Contribution under Pension Plans(2)	4,733	4,733	—	—	—
Total Contractual Obligations	¥250,338	¥56,835	¥152,841	¥18,140	¥22,522

Notes:

(1)         Interest at variable interest rates is assumed based on the applicable rates as of March 31, 2015 ranging from 0.41% to 0.61%.

(2)         Amounts are only available for payments due in less than one year.

(3)         We are contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥7,697 million as of March 31, 2015, primarily for guarantees of our performance on projects currently in execution or under warranty. Those consist mainly of Nidec ASI S.p.A.’s contingent liabilities we assumed through the acquisition of Nidec ASI. No material claims have been made against guarantees and, based on our current experience and expectations, we do not anticipate any material claims. We also guarantee the performance of products delivered and services rendered for a certain period or term. Estimates for such warranty cost are made based on historical warranty claim experience. As of March 31, 2015, we had ¥3,982 million of product warranty liability.

We excluded unrecognized tax benefits from the above contractual obligation table as we are unable to make reasonable estimates of the period of settlements. As of March 31, 2015, we had unrecognized tax benefits of ¥2,482 million. For further information related to our unrecognized tax benefits, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

For further information on our long-term debt, see Note 11 to our audited consolidated financial statements elsewhere in this annual report and “—B. Liquidity and Capital Resources.”

Our capital commitments as of March 31, 2014 and 2015 principally consisted of commitments to purchase property, plant and equipment. Our commitments outstanding for the purchase of property, plant and equipment and other assets increased to approximately ¥3,356 million as of March 31, 2015 from approximately ¥2,425 million as of March 31, 2014. Our commitments outstanding for the purchase of property, plant and equipment and other assets decreased to approximately ¥2,425 million as of March 31, 2014 from approximately ¥9,000 million as of March 31, 2013.

We expect to make capital expenditures in addition to those for which we have outstanding commitments. See “Item 4.A. Information on the Company—History and Development of the Company.” and “Item 4.D. Information on the Company—Property, Plants and Equipment.”

G. Safe Harbor.

See the discussion under “Special Note Regarding Forward-looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table provides information about the Members of the Board of Directors and the Members of the Audit & Supervisory Board of Nidec Corporation as of the date of this annual report:

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2015	Percentage of common stock outstanding as of March 31, 2015
				(in thousands)
Shigenobu Nagamori	Representative Director, Member of the Board of Directors, Chairman of the Board, President and Chief Executive Officer	August 28, 1944	June 2016	42,066	14.20%
Hiroshi Kobe	Representative Director, Member of the Board of Directors, Vice Chairman and Chief Sales Officer	March 28, 1949	June 2016	475	*
Mikio Katayama	Representative Director, Member of the Board of Directors, Vice Chairman and Chief Technology Officer	December12, 1957	June 2016	—	*
Bunsei Kure	Representative Director, Member of the Board of Directors, Executive Vice President	May 20, 1956	June 2016	1	*
Akira Sato	Member of the Board of Directors and Executive Vice President	November 2, 1954	June 2016	2	*
Toshihiko Miyabe	Member of the Board of Directors and Executive Vice President	June 16, 1958	June 2016	9	*
Tadaaki Hamada	Member of the Board of Directors and First Senior Vice President	August 14, 1948	June 2016	9	*
Masuo Yoshimatsu	Member of the Board of Directors, First Senior Vice President and Chief Financial Officer	April 28, 1958	June 2016	7	*
Kazuya Hayafune	Member of the Board of Directors and First Senior Vice President	October 17, 1959	June 2016	1	*

Name	Position	Date of birth	Month in which current term expires	Number of Nidec shares owned as of March 31, 2015	Percentage of common stock outstanding as of March 31, 2015
Toshiaki Otani	Member of the Board of Directors and First Senior Vice President	August 14, 1956	June 2016	0	-
Mutsuo Tahara	Member of the Board of Directors	April 23, 1943	June 2016	-	-
Kiyoto Ido	Member of the Board of Directors	October 30, 1950	June 2016	-	-
Noriko Ishida	Member of the Board of Directors	August 30, 1948	June 2016	-	-
Ryuichi Tanabe	Member of the Audit & Supervisory Board	March 9, 1948	June 2019	0	*
Osamu Narumiya	Member of the Audit & Supervisory Board	August 6, 1951	June 2019	3	*
Tetsuo Inoue	Member of the Audit & Supervisory Board	June 22, 1948	June 2017	12	*
Ikuo Nishikawa	Member of the Audit & Supervisory Board	July 1, 1951	June 2018	-	-

Notes:

(1)  “-” represents no beneficial ownership in any Nidec shares.

(2)  The asterisk represents beneficial ownership of less than 1%.

Directorship/
auditorship	Title	Name	Career Summary
Representative Director, Member of the Board of Directors	Chairman of the Board, President and Chief Executive Officer (CEO)	Shigenobu Nagamori	Jul. 1973:	Founded Nidec Corporation (Chairman of the Board, President & Chief Executive Officer (CEO))
			Mar. 1997:	Member of the Board of Directors and Chairman, Read Electronics Corporation (currently, Nidec-Read Corporation) (current position)
			Sep. 2004:	Member of the Board of Directors and Chairman, Nidec Copal Electronics Corporation (current position)
			Jun. 2009:	Member of the Board of Directors and Chairman, Nidec Sankyo Corporation (current position)
			Jun. 2013:	Member of the Board of Directors and Chairman, Nidec-Shimpo Corporation (current position)
			Jun. 2014:	Outside Member of the Board of Directors, SoftBank Corporation (current position)
			Oct. 2014:	Representative Director, Member of the Board of Directors, Chairman of the Board, President & Chief Executive Officer (CEO) (current position)

Representative Director, Member of the Board of Directors

Vice Chairman and Chief Sales Officer (CSO) and Adviser to President (Global Business Promotion Division, Secretarial Office, Corporate Administration & Internal Audit Dept., Compliance Office, Risk Management Office, Corporate Planning Dept., Intellectual Property Dept., Legal Dept., General Affairs Dept., Human Resources Management Dept., Human Resources Development Dept., IS Dept., International Business Administration Dept., Sales Administration & Service Dept., and 3Q6S)

	Hiroshi Kobe	Jul. 1973:	Participated in the foundation of Nidec Corporation
		Mar. 1982:	GM, Sales Dept.
		Nov. 1984:	Member of the Board of Directors
		Nov. 1991:	Member of the Board of Directors and Senior Vice President
		Apr. 1996:	Member of the Board of Directors and First Senior Vice President
		Apr. 2000:	Member of the Board of Directors and Executive Vice President
		Apr. 2005:	Chief Operating Officer (COO)
Jun. 2006:

Representative Director, Member of the Board of Directors and Executive Vice President Representative Director, Member of the Board of Directors and Chairman, Nidec Total Service Corporation (currently, Nidec Global Service Corporation) (current position)

		Jun. 2008:	Representative Director, Member of the Board of Directors and Executive Vice President
		Apr. 2014:	Representative Director, Member of the Board of Directors and Chairman, Nidec Servo Corporation (current position)
		Jun. 2015:	Representative Director, Member of the Board of Directors, Vice Chairman and Chief Sales Officer (CSO) (current position)
Representative Director, Member of the Board of Directors

Vice Chairman and Chief Technology Officer (CTO) in charge of supervising Nidec Research and Development Center, Japan, Strategic Technology and Business Planning Dept., and New Business Development Dept.

	Mikio Katayama	Apr. 1981:	Sharp Corporation
		Apr. 2006:	Representative Director, Member of the Board of Directors and First Senior Vice President
		Apr. 2007:	Representative Director, Member of the Board of Directors and President
		Apr. 2012:	Member of the Board of Directors and Chairman
		Sep. 2014:	Executive Consultant, Nidec Corporation
		Oct. 2014:	Vice Chairman Chief Technology Officer (CTO) (current position)
		Jun. 2015:	Representative Director, Member of the Board of Directors and Vice Chairman (current position)

Representative Director, Member of the Board of Directors

Executive Vice President in charge of supervising Global Purchasing Management Division, Automotive Motor & Electronic Control Business Unit, Appliance, Commercial & Industrial Motor Business Unit, Corporate Strategy Office, and Production Engineering Center, Executive GM, Appliance, Commercial & Industrial Motor Business Unit

	Bunsei Kure	Apr. 1979:	The Industrial Bank of Japan (currently, Mizuho Bank, Ltd.)
		May 2003:	President and Chief Executive Officer (CEO), GE Capital Fleet Services
		Jun. 2008:	Representative Director, Member of the Board of Directors, President & Chief Executive Officer (CEO), Calsonic Kansei Corporation
		Apr. 2013:	Executive Consultant, Nidec Corporation
Jun. 2013:

Member of the Board of Directors and Executive Vice President Representative Director, Member of the Board of Directors and Chairman, Nidec Techno Motor Corporation (current position) Representative Director, Member of the Board of Directors and Chairman, Nidec Motor Holdings Corporation (current position) Member of the Board of Directors and Chairman, Nidec Motor Corporation (current position)

		Oct. 2013:	Representative Director, Member of the Board of Directors and Chairman, Nidec Tosok Corporation (current position) Member of the Board of Directors and Chairman, Nidec ASI S.p.A. (current position)
		Mar.2014:	Representative Director, Member of the Board of Directors and Chairman, Nidec Elesys Corporation (current position)
		Jun. 2014:	Representative Director, Member of the Board of Directors and Executive Vice President (current position) Chief Operating Officer (COO)
		Oct. 2014:	Member of the Board of Directors and Chairman, Nidec India Private Limited (current position)
Member of the Board of Directors

Executive Vice President Adviser to President (Accounting Dept., Finance Dept.) in charge of supervising CFO Strategy Office, Public Relations, Advertising & IR Dept., Affiliates Administration Dept., Global Tax Planning Dept., and CSR Promotion Office

	Akira Sato	Apr. 1977:	Nissan Motor Co., Ltd.
		Apr. 2002:	Vice President
		Jan. 2012:	First Senior Vice President, Nidec Corporation
		Jun. 2012:	Member of the Board of Directors and First Senior Vice President
		Apr. 2013:	Member of the Board of Directors and Executive Vice President(current position)
		Apr. 2014:	Representative Director, Member of the Board of Directors and Chairman, Nidec Copal Corporation (current position)
		Oct. 2014:	Member of the Board of Directors and Chairman, Nidec US Holdings Corporation(currently, Nidec Americas Holdings Corporation) (current position)
		Apr. 2015:	Member of the Board of Directors and President, Green Sun Insurance, Inc. (current position)
		Jun. 2015:	Representative Director, Member of the Board of Directors and Chairman, Nidec Seimitsu Corporation (current position)

Member of the Board of Directors	Executive Vice President in charge of supervising Fluid Dynamic Bearing Motor Business Unit, General Application Motor & Solutions Business Unit	Toshihiko Miyabe	Apr. 1983:	Nidec Corporation
			Apr. 2006:	Representative Director, Member of the Board of Directors and President, Nidec Philippines Corporation
Jun. 2008:

Vice President
Apr. 2011: Senior Vice President Member of the Board of Directors and Chairman, Nidec Philippines Corporation (current position) Member of the Board of Directors and Chairman, Nidec Subic Philippines Corporation (current position)

			Apr. 2012:	Member of the Board of Directors and Chairman, Nidec (Zhejiang) Corporation (current position)
			Jun. 2012:	Member of the Board of Directors and Senior Vice President Jun. 2013: Senior Vice President
			Jun. 2014:	Member of the Board of Directors and First Senior Vice President
			Jun. 2015:	Member of the Board of Directors and Executive Vice President (current position)
Member of the Board of Directors

First Senior Vice President in charge of supervising Compliance Office, Legal Dept., Human Resources Management Dept., and Human Resources Development Dept., and in charge of managing Corporate Administration & Internal Audit Dept, Corporate Planning Dept., Intellectual Property Dept., and International Business Administration Dept. Chairman, Trade Control Committee for Security

		Tadaaki Hamada	Apr. 1971:	The Mitsubishi Bank, Ltd.(currently, the Bank of Tokyo-Mitsubishi UFJ, Ltd.)
			Feb. 2000:	Nidec Corporation.
			Apr. 2003:	GM, International Business Administration Dept.
			Jun. 2004:	Member of the Board of Directors
			Apr. 2005:	Member of the Board of Directors and Senior Vice President
			Jun. 2009:	Member of the Board of Directors and First Senior Vice President (current position)

Member of the Board of Directors

First Senior Vice President and Chief Financial Officer (CFO) in charge of supervising Accounting Dept., Finance Dept., and in charge of managing CFO Strategy Office, Public Relations, Advertising & IR Dept., Global Tax Planning Dept., and CSR Promotion Office

		Masuo Yoshimatsu	Apr. 1982:	Mitsubishi Electric Corporation
			Dec. 2000:	Member of the Board of Directors and Senior GM, Accounting & Finance Div., Sun Microsystems, Inc.
			Jul. 2003:	Vice President and Senior GM, Finance Div., Nippon Boehringer Ingelheim Co., Ltd.
			Oct. 2004:	Member of the Board of Directors and Senior GM, Accounting & Finance Div., SSP Co., Ltd.
			Jan. 2008:	Executive Consultant, Nidec Corporation
			Jun. 2008:	Member of the Board of Directors and Vice President
			Jun. 2009:	Member of the Board of Directors and Senior Vice President Chief Financial Officer (CFO) (current position)
			Nov. 2011:	Member of the Board of Directors and Chairman, Nidec Management Shanghai Corporation (current position)
			Apr. 2013:	Member of the Board of Directors and First Senior Vice President (current position)
			Oct. 2014:	Member of the Board of Directors and President, Nidec US Holdings Corporation (currently, Nidec Americas Holdings Corporation)(current position)
			Apr. 2015:	Member of the Board of Directors and Chairman, Nidec Europe B.V. (current position)
Member of the Board of Directors	First Senior Vice President Executive GM, Automotive Motor & Electronic Control Business Unit In charge of managing Shiga Technical Center Engineering & Business Service Unit	Kazuya Hayafune	Apr. 1988:	Mitsubishi Motors Corporation
			Aug. 2010:	Executive Consultant, Nidec Corporation
			Oct. 2010:	Vice President
Apr. 2012:

Senior Vice President Representative Director, Member of the Board of Directors and Chairman (Chief Executive Officer (CEO)), Nidec Electronics GmbH (current position) Member of the Board of Directors and Chairman, Nidec Automobile Motor (Zhejiang) Corporation (current position)

			Jan. 2013:	First Senior Vice President
			Apr. 2013:	Member of the Board of Directors and Chairman, Nidec Automotive Motor Americas (current position)
			Jun. 2013:	Member of the Board of Directors and First Senior Vice President (current position)
			Jun. 2015:	Member of the Board of Directors and Chairman, Nidec (Dalian) Limited (current position)
Member of the Board of Directors	First Senior Vice President Executive GM, Global Purchasing Management Division	Toshiaki Otani	Apr. 1980:	Nissan Motor Co., Ltd.
			Apr. 2010:	Vice President
			Apr. 2012:	Senior Vice President
			Apr. 2014:	First Senior Vice President, Nidec Corporation
			Jun. 2014:	Member of the Board of Directors and First Senior Vice President (current position)

Member of the Board of Directors		Mutsuo Tahara	Apr. 1969:	Attorney-at-law, Ryuzo Doku Law Firm
			Apr. 1975:	Attorney-at-law, Showa Law Office
			May 1998:	Attorney-at-law, Habataki Law Office
Mar. 2006: Outside Member of the Board of Directors, SG Holdings Co., Ltd.
			Nov. 2006:	Judge, the Supreme Court of Japan
			Jun. 2013:	Special Advisor, Habataki Law Office (current position)
			Jun. 2014:	Member of the Board of Directors, Nidec Corporation (current position)
			Jun. 2015:	Member of the Audit & Supervisory Board, Kansai Medical University (current position) Outside Member of the Board of Directors, KYOEI STEEL LTD. (current position)

Member of the Board of Directors	Kiyoto Ido	Apr. 1973:	The Ministry of Finance of Japan
		Mar. 1980:	Consul of the Japanese Consulate General in Frankfurt, West Germany
		Jul. 1989:	Deputy General Manager, Finance Bureau, Inter-American Development Bank
		Jun. 1993:	Director, International Finance Bureau, the Ministry of Finance of Japan
		Jul. 1998:	Counselor, Minister’s Secretariat (Deputy Vice Minister) and Deputy Director General, Minister’s Secretariat (in charge of International Bureau)
		Jun. 1999:	Minister, the Embassy of Japan in the USA
		Jul. 2002:	Deputy Director General of Minister’s Secretariat for the Ministry of Finance of Japan (in charge of International Bureau)
		Jan. 2003:	Deputy Director General, the International Bureau of the Ministry
		Jul. 2004:	Director General, the International Bureau of the Ministry
		Aug. 2006:	Executive Director, the Bank of Japan
		Apr. 2011:	Deputy Chairman, the Institute for International Economic Studies (IIES) (current position)
		Jun. 2014:	Member of the Board of Directors, Nidec Corporation (current position)
Member of the Board of Directors	Noriko Ishida	Apr. 1976:	Registered as attorney-at-law, the Osaka Bar Association
		Apr. 1981:	Chairperson, Ishida Law Firm (currently, Lion Bashi Law Firm) (current position)
		Apr. 2001:	Deputy Chairperson, the Osaka Bar Association
		Oct. 2008:	Chairperson, the Osaka City Council for the Promotion of Human Rights Policies
		Apr. 2010:	Executive Board Member, the Japan Federation of Bar Associations
		May 2010:	Refugee Examination Counselor
		Jun. 2012:	Member of the Board of Directors, Nidec Corporation (current position)
		Apr. 2014:	Chairperson, the Osaka Bar Association Deputy Chairperson, the Japan Federation of Bar Associations
Full-time member of the Audit & Supervisory Board	Ryuichi Tanabe	Apr. 1970:	The Ministry of Foreign Affairs of Japan
		May 1986:	Director, the Overseas Public Relations, the Information Bureau
		Jul. 1988:	Counselor, the Japanese Embassy in Germany
		Oct. 1990:	Minister, the Japanese Embassy in Saudi Arabia
		Aug. 1992:	Minister, the Japanese Embassy in Austria
		Aug. 1994:	Consul-General in Munich, Germany
		Jul. 1997:	Minister, the Japanese Embassy in India
		Jul. 1999:	Director-General for International Affairs of the Tokyo Metropolitan Government
		Apr. 2003:	Ambassador Extraordinary and Plenipotentiary of Japan to Serbia and Montenegro
		Sep. 2005:	Ambassador Extraordinary and Plenipotentiary of Japan in charge of Afghanistan Assistance Coordination
		Sep. 2006:	Ambassador Extraordinary and Plenipotentiary of Japan to Poland
		Sep. 2009:	Ambassador Extraordinary and Plenipotentiary for Kansai Region
		Jun. 2010:	Representative of the Government of Japan
		Jun. 2011:	Full-time Member of the Audit & Supervisory Board, Nidec Corporation (current position)

Full-time member of the Audit & Supervisory Board	Osamu Narumiya	Apr. 1976:	The Ministry of International Trade and Industry (currently, the Ministry of Economy, Trade and Industry) of Japan
		Apr. 1987:	First Secretary, the Embassy of Japan in Singapore
		May 1995:	Director, the Information Management Division, Minister’s Secretariat
		Jul. 2002:	Deputy Director-General (responsible for bilateral cooperation) at the Minister’s Secretariat
		Sep. 2003:	Director, the Japan Bicycle Racing Association
		Jun. 2004:	Senior Managing Director, the National Federation of Small Business Associations
		Jun. 2007:	Executive Consultant, Nidec Corporation
		Jun. 2007:	Member of the Board of Directors
		Jun. 2008:	Vice President
		Jun. 2011:	Full-time Member of the Audit & Supervisory Board, Nidec Corporation (current position)
Full-time Member of the Audit & Supervisory Board	Tetsuo Inoue	Apr. 1972:	The Sumitomo Bank (currently, Sumitomo Mitsui Banking Corporation)
		Dec. 1999:	Executive Director, Nidec Corporation
		Jun. 2002:	Member of the Board of Directors
		Jun. 2008:	Member of the Board of Directors and Vice President
		Jun. 2010:	Member of the Board of Directors and Senior Vice President
		Jun. 2012:	Senior Vice President
		Jun. 2013:	Full-time Member of the Audit & Supervisory Board, Nidec Corporation (current position)
Member of the Audit & Supervisory Board	Ikuo Nishikawa	Oct. 1974:	Eikoh Company, Certified Public Accountants (currently, Ernst & Young ShinNihon LLC)
		Sep. 1990:	Representative Partner, Century Audit Corporation (currently, Ernst & Young ShinNihon LLC)
		Jul. 1995:	Executive Director, the Japanese Institute of Certified Public Accountants
		Aug. 2001:	Vice Chairman, the Accounting Standards Board of Japan, the Financial Accounting Standards Foundation
		Apr. 2007:	Chairman, the Accounting Standards Board of Japan, the Financial Accounting Standards Foundation
		Apr. 2012:	Professor, the Faculty of Business & Commerce of Keio University (current position)
		Jun. 2014:	Member of the Audit & Supervisory Board, Nidec Corporation (current position)
		Jun. 2014:	Outside Member of the Board of Directors, Eisai Co., Ltd. (current position) Outside Member of the Audit & Supervisory Board, Megmilk Snow Brand Co., Ltd. (current position)

The following two individuals were elected Substitute Members of the Audit & Supervisory Board at the ordinary general shareholders meeting in June 2015. Pursuant to the Company Law of Japan, in the event of termination of the office of a Member of the Audit & Supervisory Board prior to the expiration of the current term of his or her office, a Substitute Member succeeds to the office. In such event, the term of the office of the succeeding Member expires on the same date as the expiration of the term of the office of the predecessor Member. The current Substitute Members of the Audit & Supervisory Board are listed below in the order of succession in such event. If no succession occurs, the term of the office of the current Substitute Members expires in June 2016. Our Substitution Members of the Audit & Supervisory provide no services to us and are compensated a nominal amount in cash in their capacity as such.

Name	Date of birth	Business experience
Susumu Ono	November 12, 1948	Apr. 1974:	Prosecutor, Osaka District Public Prosecutor’s Office
		Apr. 1983:	Seconded to the Ministry of Foreign Affairs of Japan to serve as First Secretary at the Japanese Embassy in the People’s Republic of China
		Apr. 1988:	Prosecutor, Osaka District Public Prosecutor’s Office
		Apr. 1995:	Deputy General Manager, Criminal Investigations Department, Osaka District Public Prosecutor’s Office
		Jul. 1996:	General Manager, Criminal Investigations Department, Kyoto District Public Prosecutor’s Office
		Apr. 1998:	General Manager, General Affairs Department, Osaka District Public Prosecutor’s Office
		May 1999:	Registered attorney, founds Susumu Ono Law Office (currently, Ono Kobayashi Law Office) .
Executor, Ono Kobayashi Law Office (current position)
		Jun. 2004:	Outside Member of Audit & Supervisory Board, GemCEREY CORPORATION (current position)
		Jun. 2007:	Outside Member of the Audit & Supervisory Board, Nidec Corporation
		Sep. 2008:	Outside Member of the Audit & Supervisory Board, WORLD • LOGI Co., Ltd.
Chihiro Suematsu	January 29, 1956	Nov. 1985:	McKinsey & Company
		Dec. 1988:	Representative Director, Member of the Board of Directors & President, Advanced Consulting Network, Inc.
		Apr. 2001:	Assistant Professor, Kyoto University Graduate School of Economics
		May 2005:	Professor, economics, Kyoto University Graduate School of Economics (current position)
		Apr. 2006:	Professor, economics, at Kyoto University Graduate School of Management (current position)
		Aug. 2006:	Outside Member of the Board of Directors, Zero-Sum, Ltd. (current position)
		Jun. 2010:	Outside Member of the Audit & Supervisory Board, Nidec Corporation

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for not more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Members of the Board of Directors, who have the authority individually to represent us. The Board of Directors may also elect one Chairman of the Board of Directors, one or more Vice Chairmen of the Board of Directors, one President, and one or more Executive Vice Presidents, First Senior Vice Presidents, Senior Vice Presidents. Shigenobu Nagamori is Representative Director, Member of the Board of Directors, Chairman of the Board, President and Chief Executive Officer. Hiroshi Kobe is Representative Director, Member of the Board of Directors, Vice Chairman and Chief Sales Officer, Mikio Katayama is Representative Director, Member of the Board of Directors, Vice Chairman and Chief Technology Officer, Bunsei Kure is Representative Director, Member of the Board of Directors, Executive Vice President, and Masuo Yoshimatsu is Member of the Board of Directors, First Senior Vice President and Chief Financial Officer. Our Executive Officers serve at the discretion of the Board of Directors.

Our Articles of Incorporation provide for not more than five Members of the Audit & Supervisory Board. Currently, we have four Members of the Audit & Supervisory Board: Ryuichi Tanabe, Osamu Narumiya, Tetsuo Inoue, and Ikuo Nishikawa. The Members of the Audit & Supervisory Board may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has not been a director, officer or employee of us or any of our subsidiaries for 10 years prior to their election as a Member of the Audit & Supervisory Board. Members of the Audit & Supervisory Board are elected at a general meeting of shareholders, and the normal term of office of a Member of the Audit & Supervisory Board is four years, although they may serve any number of consecutive terms.

Three of the Members of the Audit & Supervisory Board, Ryuichi Tanabe, Osamu Narumiya, and Tetsuo Inoue are full-time Members of the Audit & Supervisory Board. Two of the Members of the Audit & Supervisory Board, Ryuichi Tanabe and Ikuo Nishikawa are from outside the Nidec Group. Four Members of the Audit & Supervisory Board form the Audit & Supervisory Board. Members of the Audit & Supervisory Board are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Members of the Audit & Supervisory Board also have a statutory duty to provide their report to the Audit & Supervisory Board, which must submit its audit report to the Representative Director, Member of the Board of Directors. The Audit & Supervisory Board also determines matters relating to the duties of the Members of the Audit & Supervisory Board, such as auditors’ policy and methods of investigation of our affairs.

In addition to Members of the Audit & Supervisory Board, we must appoint independent certified public accountants, who have the statutory duties to examine the financial statements to be submitted by the Board of Directors to the annual general meeting of shareholders, report on the financial statements to the Audit & Supervisory Board and the Representative Director, Member of the Board of Directors, and examine the financial statements to be filed with the Minister of Finance of Japan.

No family relationship exists among any of our Directors and Members of the Audit & Supervisory Board. None of the members of our Board of Directors or Audit & Supervisory Board is party to a service contract with us that provides for benefits upon termination of their respective services as such.

B. Compensation.

The aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to the Member of the Board of Directors and the Members of the Audit & Supervisory Board by Nidec Corporation during the fiscal year ended March 31, 2015 was ¥472 million. Of this amount, an aggregate of ¥398 million was paid to our Directors (excluding our outside Directors), an aggregate of ¥33 million to the Members of the Audit & Supervisory Board (excluding our Outside Members of the Audit & Supervisory Board), and an aggregate of ¥41 million to our outside Directors and Outside Members of the Audit & Supervisory Board. None of the Member of the Board of Directors and the Members of the Audit & Supervisory Board was paid any compensation for their respective services in any capacities to our subsidiaries.

Under the applicable Japanese disclosure rules, we are required to disclose the amount of compensation paid by us and our subsidiaries to a Member of the Board of Directors or a Member of the Audit & Supervisory Board on an individual basis if the amount is ¥100 million or more during a fiscal year. For the fiscal year ended March 31, 2015, none of the Member of the Board of Directors and the Members of the Audit & Supervisory Board received compensation equal to or exceeding ¥100 million.

On a group-wide basis, the aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to the Member of the Board of Directors and the Members of the Audit & Supervisory Board by Nidec Corporation and to the Members of the Board of Directors and the Members of the Audit & Supervisory Board of our subsidiaries by such subsidiaries during the fiscal year ended March 31, 2015 was ¥2,675 million.

In accordance with customary Japanese business practices, a retiring Member of the Board of Directors or a Member of the Audit & Supervisory Board receives a lump-sum retirement allowance, which is subject to the approval of the general meeting of shareholders. In the fiscal year ended March 31, 2015, no such retirement allowance was paid to Members of the Board of Directors and the Members of the Audit & Supervisory Board. Separately, an aggregate ¥11,789 million in retirement allowances was paid by our subsidiaries to their respective retiring Members of the Board of Directors and Members of the Audit & Supervisory Board, none of whom are the Members of the Board of Directors and the Members of the Audit & Supervisory Board of Nidec Corporation.

C. Board Practices.

The information required by this item is set forth in “—A. Directors and Senior Management.”

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2013	2014	2015

Japan	8,116	8,462	8,097
North and South America	8,146	8,160	8,966
Asia and Oceania	85,062	80,791	77,382
Europe	3,173	2,981	3,994
Total	104,497	100,394	98,439

Japan

In Japan, as of March 31, 2015, we had 8,097 employees. Of these employees, 3,210 employees were engaged in manufacturing operations, 2,124 in research and development and 848 in sales activities.

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

Overseas

As of March 31, 2015, we had 90,342 employees overseas. Of these employees, 75,847 employees were engaged in manufacturing operations, 1,861 in research and development and 1,558 in sales activities.

No material strikes or labor disputes have occurred overseas and we believe that the relationship between us and our employees is favorable.

E. Share Ownership.

The information required by this item is set forth in “—A. Directors and Senior Management.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2015, there were 294,098,780 shares of our common stock outstanding held by 55,208 shareholders of record, excluding 9,636 shares held in treasury. According to our shareholders of record, as of March 31, 2015, the list below sets forth our largest shareholders.

	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding (excluding treasury stock)

Shigenobu Nagamori (1)	42,066	14.2%
Japan Trustee Services Bank, Ltd. (trust account)	15,872	5.3%
The Master Trust Bank of Japan, Ltd. (trust account)	14,285	4.8%
The Bank of Kyoto, Ltd.	12,399	4.2%
State Street Bank and Trust Company	10,167	3.4%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (2)	7,425	2.5%
Nippon Life Insurance Company	6,579	2.2%
Meiji Yasuda Life Insurance Company	6,402	2.1%
The Dai-Ichi Mutual Life Insurance Company	6,199	2.1%

Notes:

(1)         As of March 31, 2015, Mr. Shigenobu Nagamori, our CEO, directly held of record 8.7%, and, indirectly through SN Kosan Limited Company, an entity indirectly wholly owned by Mr. Nagamori, held of record 3.7%, of our outstanding shares. Mr. Nagamori’s immediate family member held an additional 1.8% of our outstanding shares as of the same date.

(2)         According to a beneficial ownership report on Schedule 13G filed with the U.S. Securities and Exchange Commission by Mitsubishi UFJ Financial Group, Inc., or MUFG, the parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on February 12, 2015, MUFG and its consolidated subsidiaries, including BTMU, beneficially owned an aggregate of 5.7% of the outstanding shares of our common stock, including 2.6% beneficially owned by BTMU, as of December 31, 2014. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

(3)         According to a large shareholding report filed in Japan by Dodge & Cox, on October 22, 2014, the filer beneficially owned 3.6% of the outstanding shares of our common stock as of October 15, 2014. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2015, there were 163 shareholders of record with addresses in the United States who held 48,771,339 shares, representing approximately 16.5%, of our outstanding common stock (excluding treasury stock) as of that date.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons, severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of us.

In October 2014, Mr. Shigenobu Nagomori, our CEO, received 282,624 shares of our common stock previously held in treasury in exchange for the 3.0% ownership interest he had in Nidec Copal Electronics Corporation in connection with a share exchange transaction between us and Nidec Copal Electronics to make Nidec Copal Electronics a wholly owned subsidiary. Nidec Copal Electronics was a consolidated subsidiary in which we had a 65.3% ownership interest immediately prior to the share exchange transaction. For a detailed discussion of the share exchange transaction, see Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

In October 2014, Mr. Shigenobu Nagomori, our CEO, and SN Kosan Limited Company, an entity indirectly wholly owned by Mr. Nagamori, received 182,250 and 51,030 shares, respectively, of our common stock previously held in treasury in exchange for the 5.3% and 1.5% ownership interest they respectively had in Nidec-Read Corporation in connection with a share exchange transaction between us and Nidec-Read to make Nidec-Read a wholly owned subsidiary. Nidec-Read was a consolidated subsidiary in which we had a 65.5% ownership interest immediately prior to the share exchange transaction. For a detailed discussion of the share exchange transaction, see Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

In September 2010, we issued an aggregate principal amount of ¥100,000 million of zero coupon euro yen convertible bonds with stock acquisition rights due 2015. In September 2013, an aggregate principal amount of ¥4,250 million of the bonds were redeemed upon the exercise by the holders of the bonds of the early redemption right. For the fiscal year ended March 31, 2015, an aggregate principal amount of ¥74,305 million of the bonds were redeemed upon the exercise by the holders of the bonds. As of March 31, 2015, assuming all of the outstanding stock acquisition rights were exercised, the convertible bonds would be convertible into 4,036,325 shares of our common stock, representing 1.3% of the total outstanding shares. For more information on the convertible bonds, see Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

For information on our share repurchase plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B. Related Party Transactions.

We and certain entities over which some members of management exercise significant influence entered, and expect to enter in the future, into transactions in the ordinary course of business. As summarized in the table below, for the fiscal years ended March 31, 2013, 2014 and 2015, our transactions with such entities were conducted on an arms-length basis which is described below and had no material impact on our consolidated financial position, results of operations or liquidity.

	Year ended March 31
	2013	2014	2015
		(in millions)
SN Kosan Limited Company (1)(2)	¥(16)	¥(15)	¥(15)
Minster Capital LLC (1)	(10)	(10)	(11)
Clear Air LLC (1)	—	(4)	(5)
Plus Minus Zero Co., Ltd. (1)	(0)	—	—
Plus Minus Zero Co., Ltd. (3)	—	4	—
SoftBank Corp.(1)	—	—	(379)

Notes:

(1)         Total amount paid by us.

(2)         In April 2013, S.N. Kosan, an entity indirectly wholly owned by Mr. Shigenobu Nagamori, our CEO, merged with Green Kosan, an entity wholly owned by Mr. Nagamori, with Green Kosan being the surviving entity and renamed SN Kosan Limited Company.

(3)         Total amount paid to us.

For the fiscal years ended March 31, 2013, 2014 and 2015, we entered into service transactions with SN Kosan Limited Company, an entity indirectly wholly owned by Mr. Nagamori, our CEO, where SN Kosan Limited Company provided restaurant services at the time to entertain our customers. We paid a total of approximately ¥6 million, ¥3 million and ¥4 million for the services for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

For each of the three fiscal years ended March 31, 2015, Nidec-Shimpo Corporation, our wholly owned subsidiary, paid a total of approximately ¥11 million to SN Kosan under their lease agreement for office equipment.

For the fiscal years ended March 31, 2013, 2014 and 2015, Nidec Minster Corporation, our consolidated subsidiary, paid a total of approximately ¥10 million, ¥10 million and ¥11 million , respectively, in lease payments under a customer education and service facility lease agreement with Minster Capital LLC, in which two local directors of Nidec Minster directly hold ownership interests.

For the fiscal years ended March 31, 2014 and 2015, Nidec Minster paid a total of approximately ¥4 million and ¥5 million, respectively, in lease payments under an airplane lease agreement with Clear Air LLC, in which one of the local directors of Nidec Minster directly holds an ownership interest.

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

For the fiscal year ended March 31, 2015, we paid a total of approximately ¥379 million in service payments under mobile service transactions, data communication transactions and connection transactions agreements with SoftBank Corp., of which Mr. Nagamori, our CEO, is an external director.

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

Based on the viewpoint that “shareholders own the company,” we aim to maximize shareholder value by achieving higher growth, profit and stock prices over the long term with a vision that enables us to effectively respond to the constantly changing business environment. We seek to distribute our profits to shareholders through regular dividend payments and aim to maintain our dividend payments to around 30% of net income attributable to Nidec Corporation per share (basic), subject to future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

Reserves are used to strengthen our operational structure and expand our business to improve profitability.

Our Board of Directors has determined to set the year-end dividend at ¥40.0 per share for the fiscal year ended March 31, 2015. As a result, together with the interim dividend of ¥30.0 per share, the full-year dividend will be ¥70.0 per share. The dividend payout ratio, which is obtained by dividing the full-year dividend declared for a fiscal year by net income attributable to Nidec Corporation for the fiscal year, for the fiscal year ended March 31, 2015 was 25.7%.

The following table sets forth the year-end and interim dividends paid (or to be paid) to holders of record of our common stock for each of the record dates shown:

Dividends per share
Record date:
September 30, 2010	¥20.0
March 31, 2011	22.5
September 30, 2011	22.5
March 31, 2012	22.5
September 30, 2012	22.5
March 31, 2013	20.0
September 30, 2013	22.5
March 31, 2014	27.5
September 30, 2014	30.0
March 31, 2015	40.0

Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. The ratio of shares of our common stock per ADS remains unchanged at one-fourth of one share of our common stock per ADS. The per share dividend amounts in the table above have been retroactively adjusted to reflect the effect of the stock split.

Dividends paid to shareholders outside Japan on shares of common stock or ADSs are generally subject to a Japanese withholding tax at the standard rate of 15.315%. Reduced rates for withholding apply to shareholders in some countries which have income tax treaties with Japan. U.S. holders eligible for the benefits of the income tax treaty between the United States and Japan are generally subject to a maximum withholding rate of 10% under the treaty. If the applicable tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable due to the so-called preservation doctrine.

For more information, see “Item 10.D. Additional Information—Exchange Controls” and “Item 10.E. Additional Information—Taxation.”

B. Significant Changes.

Other than as described in this annual report, we are not aware of any significant changes since March 31, 2015, the date of our last audited consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Tokyo Stock Exchange. ADSs, each representing one-fourth of one share of our common stock, are quoted on the New York Stock Exchange under the symbol, “NJ.”

The following table sets forth, for the periods indicated, the closing high and low sale prices per share of our common stock on the Tokyo Stock Exchange and the closing high and low sale prices per ADS of our ADSs on the New York Stock Exchange:

	Tokyo Stock Exchange Price Per Share of Common Stock(1)(2)		New York Stock Exchange Price Per ADS(1)
	High	Low	High	Low

Year ended March 31,
2011	¥5,025	¥3,175	$13.53	$10.08
2012	3,930	2,910	12.60	9.40
2013	3,795	2,340	11.54	6.82
2014	6,370	2,660	15.49	6.78
First Quarter	3,650	2,660	9.02	6.78
Second Quarter	4,265	3,435	10.63	8.70
Third Quarter	5,150	4,010	12.35	10.29
Fourth Quarter	6,370	5,075	15.49	12.12
2015	8,360	5,462	17.48	13.40
First Quarter	6,441	5,462	15.65	13.40
Second Quarter	7,455	6,293	17.13	15.63

	Tokyo Stock Exchange Price Per Share of Common Stock(1)(2)		New York Stock Exchange Price Per ADS(1)
	High	Low	High	Low
Third Quarter	8,360	6,449	17.15	15.31
Fourth Quarter	8,268	7,687	17.48	15.94
December 2014	8,360	7,777	17.15	16.21
January 2015	8,142	7,687	17.25	16.07
February 2015	8,268	7,856	17.48	16.86
March 2015	8,140	7,695	17.09	15.94
April 2015	9,127	7,900	19.09	16.68
May 2015	9,288	8,840	19.17	18.18

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

General

Our authorized share capital is 960,000,000 shares, of which 294,108,416 shares were issued and outstanding as of March 31, 2015. For information as to stock splits, see “—Stock Splits” below.

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

The amount of Surplus at any given time shall be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” = the total amount of ‘other capital surplus’ and ‘other retained earnings,’ each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year;

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

For information as to Japanese taxes on dividends, see “–E. Taxation–Japanese Taxation.”

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

The voting rights of holders of ADSs are exercised by the depositary subject to the Deposit Agreement based on instructions from those holders, which instructions are subject to procedures of brokers or financial institution nominees. See “–American Depositary Receipts.”

Subscription Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our Board of Directors determines, subject to the limitations as to the issue of new shares at a ‘‘specially favorable’’ price in which case a special resolution of general meeting of shareholders is required as described in ‘‘–Voting Rights’’ above. The Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date of which not less than two weeks’ prior public notice must be made. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.

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

In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one “unit” upon the request of the holder of those shares, as described under “– Japanese Unit Share System” above.

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

For more information on the ADSs, see the amended and restated deposit agreement, including the form of ADR, filed as an exhibit to the registration statements on Form F-6 with the SEC on February 21, 2012. See “–H. Documents on Display.”

For a description of the fees relating to the ADSs, see “Item 12.D. Description of Securities Other Than Equity Securities-American Depositary Shares.”

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

On June 5, 2014, the closing price of our shares on the Tokyo Stock Exchange was ¥9,097 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥7,000 per share, as well as the daily price limit if our per share price were to rise to between ¥7,000 and ¥10,000, or ¥10,000 and ¥15,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs are issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into U.S. dollars and transfer the resulting U.S. dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into U.S. dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules as discussed below, if you are a U.S. holder, the gross amount of any distribution paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation as foreign source dividend income. The dividend will be taxable to you as ordinary income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, in accordance with your regular method of accounting for U.S. federal income tax purposes, actually or constructively.

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. For a discussion of applicable Japanese withholding tax, see “—Japanese Taxation” below. The amount of the dividend distribution that you must include in income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. If the yen received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the yen equal to their U.S. dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations on a subsequent conversion or other disposition of the yen will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income (discussed below).

Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the favorable rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements and do not elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Dividends we pay will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We file periodic reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Some of this information may also be found on our website at www.nidec.com/en-Global/. Information on our website does not form part of this annual report.

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

We make an effort to manage the exposures to fluctuations in foreign exchange rates, interest rates and commodity prices through the use of derivative financial instruments, including foreign exchange forward contracts, interest rate swap agreements and commodities futures. Foreign exchange forward contracts are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates on our foreign currency accounts receivable, other receivables and accounts payable. Interest rate swap agreements are designed to reduce our exposure to losses resulting from adverse fluctuations in interest rates on our financial instruments. Commodity futures are designed to reduce our exposure to losses resulting from adverse fluctuations in commodity prices, mainly prices of metals used to manufacture our products.

Foreign Currency Exchange Rate Risk

Transaction Risk

A significant portion of our business is conducted in currencies other than the Japanese yen, most significantly the U.S. dollar and Euro. Our sales denominated in a currency other than the Japanese yen are, to some extent, offset by costs denominated in the same currency. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any resulting gains and losses are recorded in our results of operations for the relevant period. Foreign exchange gains and losses represent the differences between the value of monetary assets and liabilities when they are originated at the prevailing exchange rates when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables, and foreign currency-denominated monetary liabilities may include trade and notes payable, borrowings and debt.

Translation Risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan that are subject to fluctuations in foreign currency exchange rates. Our assets and liabilities that are outside Japan are primarily located in the United States, China, Singapore and Thailand. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation of our financial statements. Translation gains and losses arising from changes in the value of the reporting currency relative to the functional currencies of the underlying operations are recorded outside of our statement of operations in other comprehensive income until the relevant foreign operation is disposed of or liquidated.

Foreign Currency Risk Management

From time to time we utilize derivative instruments consisting of foreign currency forward contracts to manage exposure to exchange rate volatility for accounts payable, accounts receivable and anticipated transactions denominated in foreign currencies. However, we do not use instruments with leverage to mitigate market risk. Changes in the fair value of derivatives are charged to current earnings. However, certain derivatives may qualify for hedge accounting as a cash flow hedge if the hedging relationship is expected to be highly effective in achieving offsetting of cash flows of the hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these derivatives designated as cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs. The table below sets forth the aggregate contract amounts and weighted-average contracted forward rates for annual maturities of our foreign exchange forward contracts for the next five years and thereafter as well as the fair value of each item.

Foreign Currency Derivatives at March 31, 2015

	Maturity date
	Year ending March 31,
	2016	2017	2018	2019	2020	There-after	Total	Fair Value
	(Yen in millions, except rates)
Foreign Exchange Forward Contracts:
Sell U.S. dollars (Buy Mexican Peso)
Contract amounts (Yen in millions)	¥9,752	¥5,473	—	—	—	—	¥15,225	¥(1,531)
Weighted-average contracted forward Rate (MXN per U.S.$1)	13.80	14.44	—	—	—	—	14.03
Sell U.S. dollars (Buy Chinese Hongkong)
Contract amounts (Yen in millions)	¥4,744	¥1,680	—	—	—	—	¥6,424	¥(53)
Weighted-average contracted forward Rate (CNH per U.S.$1)	6.28	6.41	—	—	—	—	6.31
Sell U.S. dollars (Buy Euro)
Contract amounts (Yen in millions)	¥880	¥198	—	¥12	—	—	¥1,090	¥(130)
Weighted-average contracted forward Rate (EUR per U.S.$1)	1.10	1.41	—	1.45	—	—	1.16
Sell Euro (Buy Hungarian Forint)
Contract amounts (Yen in millions)	¥97	—	—	—	—	—	¥97	¥8
Weighted-average contracted forward Rate (HUF per €1)	323.86	—	—	—	—	—	323.86
Sell Yen (Buy Euro)
Contract amounts (Yen in millions)	¥55	—	—	—	—	—	¥55	¥(5)
Weighted-average contracted forward Rate (EUR per ¥1)	140.94	—	—	—	—	—	140.94
Sell Chinese Yuan (Buy Euro)
Contract amounts (Yen in millions)	¥176	—	—	—	—	—	¥176	¥(7)
Weighted-average contracted forward Rate (EUR per CNY1)	7.06	—	—	—	—	—	7.06

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

Interest Rate Risk at March 31, 2015

	Maturity date
	Year ending March 31,
	2016	2017	2018	2019	2020	There-after	Total	Fair Value
	(Yen in millions, except percentages)
Long-term Loan Receivable:
Fixed Rate
Principal cash flows	4	9	5	4	4	16	42	41
Weighted-average interest rate	4.13%	3.09%	4.04%	4.22%	4.21%	4.09%	3.89%
Long-term Debt:
Fixed Rate (long-term loans)
Principal cash flows	250	30,881	952	306	251	432	33,072	33,010
Weighted-average interest rate	1.60%	0.21%	1.60%	2.17%	2.07%	1.47%	0.31%
Fixed Rate (straight bonds)
Principal cash flows	—	50,000	65,000	—	15,000	20,000	150,000	151,387
Weighted-average interest rate	—	0.21%	0.39%	—	0.60%	0.96%	0.42%
Fixed Rate (convertible bonds)
Principal cash flows	21,445	—	—	—	—	—	21,445	32,300
Weighted-average interest rate	0.00%	—	—	—	—	—	0.00%
Floating Rate (long-term loans)
Principal cash flows	22,089	—	—	—	—	—	22,089	22,089
Weighted-average interest rate	0.31%	—	—	—	—	—	0.31%
Interest Rate Swaps:
Fixed rate payments
Notional amounts	10,014	—	—	—	—	—	10,014	(12)
Weighted-average interest rate	0.55%	—	—	—	—	—	0.55%
Floating rate receivables
Notional amounts	10,014	—	—	—	—	—	10,014
Weighted-average interest rate	0.30%	—	—	—	—	—	0.30%

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

The floating rate long-term loans in the table include the outstanding portion of the U.S.$500.0 million of loans we obtained in December 2012, from Japanese private commercial banks under a special program of the Japan Bank for International Cooperation.

For further information on our long-term receivables and debt, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Equity Price Risk

We hold available-for-sale securities and held-to-maturity securities that are included in our marketable securities. As of March 31, 2014, the fair value of available-for-sale securities and held-to-maturity securities were ¥14,383 million and ¥402 million, respectively. As of March 31, 2015, the fair value of available-for-sale securities and held-to-maturity securities were ¥19,383 million and ¥402 million, respectively.

If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2015 would be ¥1,938 million.

For further information relating to marketable securities, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies—Other-than-temporary Losses on Marketable Securities” and Note 9 to our consolidated financial statements included in this annual report.

Commodity Price Risk

We are exposed to market risk arising from changes in prices of commodities, mainly including metals used to manufacture our products. We enter into commodity future contracts to reduce such exposure. The following table provides the contract amount and fair value of our commodity futures at March 31, 2014 and 2015.

Commodity Price Risk at March 31, 2015

	Year ended March 31,
	2014		2015
	Contract amount	Fair value	Contract amount	Fair value
	(Yen in millions)
Commodity futures
To buy commodity	¥4,610	¥(239)	¥4,929	¥(277)

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

The Depositary has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the ADR program, including investor relations expenses, stock exchange application and listing fees. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the Depositary collects from investors. Under certain circumstances, including where the ADR program is terminated prior to the expiration of the current term of J.P. Morgan Chase Bank’s appointment as the ADS depositary on February 21, 2022, we are required to repay to the Depositary the amounts reimbursed in prior periods. For the calendar year 2014, the Depositary reimbursed us an aggregate of U.S.$100,000, consisting of U.S.$32,673 for our investor relations activities in the United States, U.S.$45,000 for continued ADS listing, and U.S.$22,327 for additional ADSs distributed as a result of a two-for-one stock split on the New York Stock Exchange.

For more information on our ADR program, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of March 31, 2015. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2015, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting based upon criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management determined that we maintained effective internal control over financial reporting as of March 31, 2015.

Our independent registered public accounting firm, PricewaterhouseCoopers Kyoto, has audited the effectiveness of our internal control over financial reporting as of March 31, 2015, as stated in their report which appears on page F-2 of this annual report.

Attestation Report of the Registered Public Accounting Firm

See the attestation report of our independent registered public accounting firm, PricewaterhouseCoopers Kyoto, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees

The following table presents the aggregate fees billed by PricewaterhouseCoopers Kyoto, a member firm of PricewaterhouseCoopers, and by other member firms of the PricewaterhouseCoopers network to us in the fiscal years ended March 31, 2014 and 2015:

	Yen in millions
	For the year ended March 31,
Type of Fees:	2014	2015
Audit Fees(1)	¥980	¥1,091
Audit-Related Fees(2)	4	2
Tax Fees(3)	31	25
All Other Fees(4)	—	1
Total	¥1,015	¥1,119

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

In each of the fiscal years ended March 31, 2014 and 2015, none of the services described above under this Item 16C were waived from the pre-approval requirement pursuant to the exemption provided under Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth information concerning the purchases of shares of our common stock made by us during the fiscal year ended March 31, 2015.

	Total number of shares purchased (shares)(1)	Average price paid per share (yen)	Total number of shares purchased as part of publicly announced plans or programs (shares)	Maximum number of shares that may yet be purchased under the plans or programs (shares)
Year 2014
April 1 – 30	3,172	¥6,217	—	4,000,000
May 1 – 31	304	5,671	—	4,000,000
June 1 – 30	340	6,004	—	4,000,000
July 1 – 31	294	6,393	—	4,000,000
August 1 – 31	220	6,636	—	4,000,000
September 1 – 30	482	6,824	—	4,000,000
October 1 – 31	5,670	6,984	—	4,000,000
November 1 – 30	2,323	7,381	—	4,000,000
December 1 – 31	811	7,883	—	4,000,000
Year 2015
January 1 – 31(2)	359	7,951	—	4,000,000
February 1 – 28	250,611	8,207	250,200	3,749,800
March 1 – 31	782	7,948	—	3,749,800
Total	265,368	¥8,136	250,200	3,749,800

Notes:

(1)         During the fiscal year ended March 31, 2015, in addition to the shares repurchased through our publicly announced plans or programs described in Notes (2) below, a total of 15,168 shares were purchased through our purchases of shares constituting less than one unit (100 shares) from registered holders of such shares at the current market price of those shares. For a discussion of the shareholder right to require us to repurchase such shares, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Japanese Unit Share System.”

(2)         On January 22, 2015, we announced a share repurchase plan where we are authorized by the Board of Directors to repurchase up to the smaller of 4,000,000 shares or ¥24.0 billion between January 27, 2015 and January 26, 2016.

Between April 1, 2015 and May 31, 2015, we did not repurchase any shares of our common stock under the current share repurchase plan described above.

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
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

1.2

Share Handling Regulations of Nidec Corporation (English translation)
(last updated on July 16, 2013)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

1.3

Regulations of the Board of Directors of Nidec Corporation (English translation)
(last updated on June 24, 2008)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

1.4	Regulations of the Audit and Supervisory Board of Nidec Corporation (English translation) (last updated on May 1, 2015)

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

4.1

Share Exchange Agreement, dated April 22, 2014 between Nidec Corporation and Nidec Copal Electronics Corporation (English translation)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

4.2

Share Exchange Agreement, dated April 22, 2014 between Nidec Corporation and Nidec-Read Corporation (English translation)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

NIDEC CORPORATION

	By:	/s/ Shigenobu Nagamori
	Name:	Shigenobu Nagamori
	Title:	Chairman of the Board,
President, Chief Executive Officer and
Representative Director
Date: June 25, 2015

INDEX OF EXHIBITS

Exhibit Number	Description
1.1

Articles of Incorporation of Nidec Corporation (English translation)
(last updated June 18, 2014)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

1.2

Share Handling Regulations of Nidec Corporation (English translation)
(last updated on July 16, 2013)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on July 19, 2013)

1.3

Regulations of the Board of Directors of Nidec Corporation (English translation)
(last updated on June 24, 2008)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

1.4	Regulations of the Audit and Supervisory Board of Nidec Corporation (English translation) (last updated on May 1, 2015)

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

4.1

Share Exchange Agreement, dated April 22, 2014 between Nidec Corporation and Nidec Copal Electronics Corporation (English translation)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

4.2

Share Exchange Agreement, dated April 22, 2014 between Nidec Corporation and Nidec-Read Corporation (English translation)
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

NIDEC CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with accounting principles generally accepted in United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 24, 2015

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions
	March 31
	2014	2015

Current assets:
Cash and cash equivalents	¥247,740	¥269,902
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥1,126 million on March 31, 2014 and ¥830 million on March 31, 2015:
Notes	12,188	15,221
Accounts	184,096	222,396
Inventories	124,325	171,011
Other current assets	48,067	51,984
Total current assets	616,416	730,514

Marketable securities and other securities investments	16,437	21,516
Investments in and advances to affiliated companies	2,018	2,167
	18,455	23,683
Property, plant and equipment:
Land	46,328	47,377
Buildings	177,583	190,330
Machinery and equipment	364,453	426,352
Construction in progress	18,372	33,830
	606,736	697,889
Less - Accumulated depreciation	(308,063)	(358,911)
	298,673	338,978
Goodwill	152,368	172,430
Other non-current assets, net of allowance for doubtful accounts of ¥467 million on March 31, 2014 and ¥465 million on March 31, 2015	81,026	89,534
Total assets	¥1,166,938	¥1,355,139

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions
	March 31
	2014	2015

Current liabilities:
Short-term borrowings	¥22,600	¥52,401
Current portion of long-term debt	29,245	45,485
Trade notes and accounts payable	166,383	194,998
Accrued expenses	31,045	33,375
Other current liabilities	33,285	37,890
Total current liabilities	282,558	364,149

Long-term liabilities:
Long-term debt	299,411	184,612
Accrued pension and severance costs	17,912	19,576
Other long-term liabilities	26,264	33,504
Total long-term liabilities	343,587	237,692

Commitments and contingencies (Notes 21 and 22)
Equity:
Common stock authorized 2014 and 2015: 960,000,000 shares; issued:
2014- 290,150,160 shares / 2015- 294,108,416 shares	66,551	77,071
Additional paid-in capital	65,197	105,459
Retained earnings	367,485	427,842
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	54,540	131,330
Net unrealized gains and losses on securities	4,185	7,412
Net gains and losses on derivative instruments	(24)	(1,072)
Pension liability adjustments	(323)	(2,844)
Treasury stock, at cost:
2014- 14,343,952 shares / 2015- 9,636 shares	(39,640)	(27)
Total Nidec Corporation shareholders’ equity	517,971	745,171
Noncontrolling interests	22,822	8,127
Total equity	540,793	753,298
Total liabilities and equity	¥1,166,938	¥1,355,139

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Net sales	¥709,270	¥875,109	¥1,028,385
Operating expenses:
Cost of products sold	572,634	674,903	786,207
Selling, general and administrative expenses	84,760	77,534	85,781
Research and development expenses	34,278	37,808	45,179
	691,672	790,245	917,167
Operating income	17,598	84,864	111,218
Other income (expense):
Interest and dividend income	1,831	2,376	2,359
Interest expense	(679)	(1,526)	(1,487)
Foreign exchange (loss) gain, net	(2,973)	(56)	804
(Loss) gain on marketable securities, net	(87)	245	70
Other, net	(2,292)	(1,443)	(5,593)
	(4,200)	(404)	(3,847)
Income before income taxes	13,398	84,460	107,371
Income taxes	(6,562)	(25,658)	(29,111)
Equity in net income (loss) of affiliated companies	13	(25)	29
Consolidated net income	6,849	58,777	78,289
Less: Net loss (income) attributable to noncontrolling interests	1,137	(2,505)	(2,073)
Net income attributable to Nidec Corporation	¥7,986	¥56,272	¥76,216

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	29.64	206.82	272.32
Diluted	27.49	193.50	256.73
Cash dividends paid	¥45.00	¥42.50	¥57.50

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Consolidated net income	¥6,849	¥58,777	¥78,289
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	62,158	43,429	77,751
Net unrealized gains and losses on securities	151	2,980	3,243
Net gains and losses on derivative instruments	169	(266)	(1,048)
Pension liability adjustments	(433)	738	(2,534)
Total	62,045	46,881	77,412
Total comprehensive income (loss)	68,894	105,658	155,701
Less: Comprehensive (income) loss attributable to noncontrolling interests	(487)	(3,961)	(3,037)
Comprehensive income (loss) attributable to Nidec Corporation	¥68,407	¥101,697	¥152,664

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Yen in millions (except for number of shares of common stock)
	Common stock						Total
	Shares	Amount	Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation shareholders’ equity	Non- controlling interests	Total
Balance at March 31, 2012	290,150,160	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611
Comprehensive income (loss):
Net income				7,986			7,986	(1,137)	6,849
Other comprehensive income (loss)
Foreign currency translation adjustments					60,547		60,547	1,611	62,158
Net unrealized gains and losses on securities					174		174	(23)	151
Net gains and losses on derivative instruments					169		169	—	169
Pension liability adjustments					(469)		(469)	36	(433)
Total other comprehensive income (loss)							60,421	1,624	62,045
Total comprehensive income (loss)							68,407	487	68,894
Purchase of treasury stock						(31,277)	(31,277)	—	(31,277)
Change in ownership of subsidiaries in connection with share exchange transaction			3,270			16,710	19,980	(19,980)	—
Dividends paid to shareholders of Nidec Corporation				(12,125)			(12,125)	—	(12,125)
Dividends paid to noncontrolling interests							—	(1,421)	(1,421)
Acquisitions of new subsidiaries							—	3,570	3,570
Capital transaction with consolidated subsidiaries and other			486				486	79	565
Balance at March 31, 2013	290,150,160	¥66,551	¥70,518	¥322,638	¥12,953	¥(57,007)	¥415,653	¥38,164	¥453,817
Comprehensive income (loss):
Net income				56,272			56,272	2,505	58,777
Other comprehensive income (loss)
Foreign currency translation adjustments					41,904		41,904	1,525	43,429
Net unrealized gains and losses on securities					2,998		2,998	(18)	2,980
Net gains and losses on derivative instruments					(266)		(266)	—	(266)
Pension liability adjustments					789		789	(51)	738
Total other comprehensive income (loss)							45,425	1,456	46,881
Total comprehensive income (loss)							101,697	3,961	105,658
Purchase of treasury stock						(2,838)	(2,838)	—	(2,838)
Change in ownership of subsidiaries in connection with share exchange transaction			(4,279)			20,655	16,376	(16,376)	—
Dividends paid to shareholders of Nidec Corporation				(11,425)			(11,425)	—	(11,425)
Dividends paid to noncontrolling interests							—	(894)	(894)
Capital transaction with consolidated subsidiaries and other			(1,042)			(450)	(1,492)	(2,033)	(3,525)
Balance at March 31, 2014	290,150,160	¥66,551	¥65,197	¥367,485	¥58,378	¥(39,640)	¥517,971	¥22,822	¥540,793

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(continued)

	Yen in millions (except for number of shares of common stock)
	Common stock						Total
	Shares	Amount	Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation shareholders’ equity	Non- controlling interests	Total
Balance at March 31, 2014	290,150,160	¥66,551	¥65,197	¥367,485	¥58,378	¥(39,640)	¥517,971	¥22,822	¥540,793
Comprehensive income (loss):
Net income				76,216			76,216	2,073	78,289
Other comprehensive income (loss)
Foreign currency translation adjustments					76,790		76,790	961	77,751
Net unrealized gains and losses on securities					3,227		3,227	16	3,243
Net gains and losses on derivative instruments					(1,048)		(1,048)	—	(1,048)
Pension liability adjustments					(2,521)		(2,521)	(13)	(2,534)
Total other comprehensive income (loss)							76,448	964	77,412
Total comprehensive income (loss)							152,664	3,037	155,701
Conversion of convertible bond	3,958,256	10,520	34,582			29,130	74,232	—	74,232
Purchase of treasury stock						(2,159)	(2,159)	—	(2,159)
Change in ownership of subsidiaries in connection with share exchange transaction			5,175			11,960	17,135	(17,135)	—
Dividends paid to shareholders of Nidec Corporation				(15,859)			(15,859)	—	(15,859)
Dividends paid to noncontrolling interests							—	(611)	(611)
Capital transaction with consolidated subsidiaries and other			505			682	1,187	14	1,201
Balance at March 31, 2015	294,108,416	¥77,071	¥105,459	¥427,842	¥134,826	¥(27)	¥745,171	¥8,127	¥753,298

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASHFLOWS

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Cash flows from operating activities:
Consolidated net income	¥6,849	¥58,777	¥78,289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	34,935	39,497	45,102
Amortization	4,785	6,814	8,284
Loss (gain) on marketable securities, net	87	(245)	(70)
Loss (gain) on sales, disposal or impairment of property, plant and equipment	10,300	534	(275)
Loss recovery and gain on property, plant and equipment damaged in flood	(4,027)	(62)	—
Deferred income taxes	(12,055)	9,146	6,602
Equity in net (income) loss of affiliated companies	(13)	25	(29)
Foreign currency adjustments	1,744	(3,498)	1,634
Accrual for pension and severance costs, net payments	(396)	(4,240)	1,583
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	53,221	(19,957)	(20,109)
Decrease (increase) in inventories	14,090	(10,070)	(29,565)
(Decrease) increase in notes and accounts payable	(1,257)	14,299	10,054
(Decrease) increase in accrued income taxes	(7,263)	3,899	220
Other	9,286	(7,700)	(9,845)
Net cash provided by operating activities	¥110,286	¥87,219	¥91,875

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASHFLOWS

(continued)

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Cash flows from investing activities:
Additions to property, plant and equipment	¥(61,368)	¥(40,297)	¥(58,042)
Proceeds from sales of property, plant and equipment	1,036	2,601	3,110
Insurance proceeds related to property, plant and equipment damaged in flood	880	2,772	—
Purchases of marketable securities	(147)	(309)	(6)
Proceeds from sales or redemption of marketable securities	692	1,059	68
Acquisitions of business, net of cash acquired	(79,884)	(23,350)	(27,343)
Proceeds from sales of business, net of cash divested	332	210	3,381
Other	4,605	(5,864)	(2,398)
Net cash used in investing activities	(133,854)	(63,178)	(81,230)
Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(52,199)	(11,821)	29,592
Proceeds from issuance of long-term debt	71,307	30,000	78
Repayments of long-term debt	(12,392)	(34,323)	(30,104)
Proceeds from issuance of corporate bonds	100,000	50,000	—
Redemption of corporate bonds	—	(4,250)	—
Purchases of treasury stock	(31,277)	(2,838)	(2,159)
Payments for additional investments in subsidiaries	(92)	(217)	(292)
Dividends paid to shareholders of Nidec Corporation	(12,125)	(11,425)	(15,859)
Dividends paid to noncontrolling interests	(1,421)	(894)	(611)
Other	(684)	(761)	(153)
Net cash provided by (used in) financing activities	61,117	13,471	(19,508)
Effect of exchange rate changes on cash and cash equivalents	25,581	16,808	31,025
Net increase in cash and cash equivalents	63,130	54,320	22,162
Cash and cash equivalents at beginning of year	130,290	193,420	247,740
Cash and cash equivalents at end of year	¥193,420	¥247,740	¥269,902

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

NIDEC sells its products to the manufacturers of hard disk drives, various electric household appliances, automation equipment, automotive components, home video game consoles, telecommunication equipment and audio-visual equipment.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Derivative financial instruments -

NIDEC manages the exposures of fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purposes.

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

Depreciation expense amounted to ¥34,935 million, ¥39,497 million, and ¥45,102 million for the years ended March 31, 2013, 2014 and 2015, respectively.

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

Goodwill and other intangible assets -

Goodwill and other intangible assets are accounted for under ASC350, “Intangibles - Goodwill and Other”.

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

Other intangible assets include proprietary technology and customer relationships, as well as software and other intangible assets acquired in business combinations. Intangible assets with an indefinite life are not subject to amortization and are tested for impairment once on January 1st of each year or more frequently if an event occurs or circumstances change. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives. The weighted average amortization period for proprietary technology, customer relationships and software are 11 years, 18 years and 6 years, respectively.

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

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥296 million, ¥477 million, and ¥525 million for the years ended March 31, 2013, 2014 and 2015, respectively.

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

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated financial statements and footnotes for the years ended March 31, 2013 and 2014 to conform to the current year presentation.

Accounting Changes

As of April 1, 2014, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is a provision for disclosure, and the adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. ASU 2014-08 is effective for annual and interim periods beginning after December 15, 2014. Early adoption is permitted. The impact of the adoption of ASU 2014-08 on NIDEC’s consolidated financial position, results of operations and liquidity will depend on, and may be significant depending on, the size and nature of any future disposal.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

3. Acquisitions and dispositions

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

On February 2, 2015, NIDEC acquired all of the voting rights in Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (“GPM”), a German company, which consists of development, manufacturing and sale of automotive oil pumps and modules for passenger cars and commercial vehicles for cash of ¥30,024 million, in order to further transform its business model from one based solely on motors to one based on modularization / systematization and to accelerate its shift to high value-added businesses.

On February 2, 2015, NIDEC disposed of all of the voting rights in Nidec Logistics Corporation to Maruzen Showa Unyu Co., Ltd. for cash of ¥5,000 million. Gain on sales of the subsidiary’s stocks of ¥1,182 million arising from the disposition was included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2015.

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect NIDEC’s valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of CMI and Elesys in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, NIDEC completed its valuation of such assets and liabilities of CMI and Elesys.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The effects of the adjustments for each consolidated financial statement were as follows:

Consolidated balance sheet as of March 31, 2014

Current assets ¥448 million, property, plant and equipment ¥(208) million, goodwill ¥(2,559) million, intangible assets ¥3,262 million, other noncurrent assets ¥77 million, liability ¥1,132 million and equity ¥(112) million.

All of intangible assets are subject to amortization and consist of customer relationships of ¥1,981 million, developed technologies of ¥1,280 million and other intangible assets of ¥1 million. NIDEC has estimated the weighted average amortization period for the customer relationships and developed technologies to be 6 years and 9 years, respectively.

Consolidated statement of income for the year ended March 31, 2014

Operating income ¥(204) million, income before income taxes ¥(204) million and net income attributable to Nidec Corporation ¥(132) million.

In addition, NIDEC is currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of GPM. These assets and liabilities have been recorded on NIDEC’s consolidated balance sheet based on preliminary management estimation as of March 31, 2015. NIDEC continues to gather information to evaluate primarily inventories, property, plant and equipment and intangible assets that NIDEC has acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Yen in millions
February 2, 2015
GPM
Cash and cash equivalents	¥2,740
Accounts receivable	7,325
Inventories	3,861
Other current assets	2,082
Property, plant and equipment	9,555
Goodwill	13,790
Intangible assets	48
Other non-current assets	767
Total assets acquired	40,168
Accounts payable	(2,861)
Other current liabilities	(4,618)
Other non-current liabilities	(2,665)
Total liabilities assumed	(10,144)
Noncontrolling interests	0
Net assets acquired	¥30,024

All goodwill was allocated to the Nidec Motors & Actuators segment and not considered to be tax-deductible.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Acquisition-related cost of ¥559 million was included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2015.

The following represent the unaudited pro forma results of operations of NIDEC for the years ended March 31, 2013, 2014 and 2015, as if the acquisitions of these companies had occurred on April 1, 2012 and 2013. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

The unaudited pro forma results of operations of NIDEC for the years ended March 31, 2013 and 2014, as if the acquisitions of CMI and Elesys had occurred on April 1, 2012.

	Yen in millions
	For the year ended March 31 (Unaudited)
	2013	2014
Pro forma net sales	¥755,775	¥928,910
Pro forma net income	9,428	57,656

	Yen
Pro forma net income attributable to Nidec Corporation per share
— Basic	¥34.99	¥211.91
— Diluted	32.50	198.27

The unaudited pro forma results of operations of NIDEC for the years ended March 31, 2014 and 2015, as if the acquisition of GPM had occurred on April 1, 2013.

	Yen in millions
	For the year ended March 31 (Unaudited)
	2014	2015
Pro forma net sales	¥909,356	¥1,065,579
Pro forma net income	56,795	77,253

	Yen
Pro forma net income attributable to Nidec Corporation per share
— Basic	¥208.75	¥276.03
— Diluted	195.30	260.22

Note: NIDEC implemented a two-for-one stock split on its common stock as of April 1, 2014. Each pro forma net income attributable to Nidec Corporation per share has been adjusted to reflect the effect of the stock split.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4. Goodwill and other intangible assets:

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31
	2014			2015
	Gross carrying amounts	Accumulated amortization	Carrying amounts	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥12,968	¥2,552	¥10,416	¥12,465	¥3,467	¥8,998
Customer relationships	50,138	9,626	40,512	55,219	13,919	41,300
Software	18,001	8,624	9,377	21,659	10,979	10,680
Other	6,988	3,345	3,643	7,608	3,734	3,874
Total	¥88,095	¥24,147	¥63,948	¥96,951	¥32,099	¥64,852

The weighted average amortization periods for proprietary technology, customer relationships and software are 11 years, 18 years and 6 years, respectively.

Total amortization of intangible assets for the years ended March 31, 2013, 2014 and 2015 amounted to ¥4,627 million, ¥6,393 million and ¥7,173 million, respectively.

Total indefinite lived intangible assets amounted to ¥7,920 million and ¥9,106 million as of March 31, 2014 and 2015, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in millions
2016	¥7,997
2017	7,292
2018	6,565
2019	5,949
2020	4,985

NIDEC has completed the annual impairment test for existing goodwill and indefinite lived intangible assets as required by ASC 350 as of January 1, 2015. For the years ended March 31, 2013, 2014 and 2015, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2013, 2014 and 2015, no goodwill impairment loss has been recorded. As a result of the annual impairment test for existing indefinite lived intangible assets, for the years ended March 31, 2013, 2014 and 2015, impairment loss of indefinite lived intangible assets has not been recorded.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The changes in the carrying amount of goodwill by operating reportable segment for the years ended March 31, 2014 are as follows:

	Yen in millions
	Balance as of April 1, 2013	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2014
Goodwill:
Nidec Electronics (Thailand)	¥6,994	¥—	¥—	¥651	¥7,645
Nidec (Zhejiang)	1,044	—	—	98	1,142
Nidec Sankyo	27,312	1,266	—	107	28,685
Nidec Copal	16,462	—	—	—	16,462
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	55,008	—	—	8,070	63,078
Nidec Motors & Actuators	7,423	7,957	—	933	16,313
All Others	9,922	—	—	511	10,433
	¥132,775	¥9,223	¥—	¥10,370	¥152,368

The changes in the carrying amount of goodwill by operating reportable segment for the years ended March 31, 2015 are as follows:

	Yen in millions
	Balance as of April 1, 2014	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2015
Goodwill:
Nidec Electronics (Thailand)	¥7,645	¥—	¥—	¥1,303	¥8,948
Nidec (Zhejiang)	1,142	—	—	191	1,333
Nidec Sankyo	28,685	—	—	109	28,794
Nidec Copal	16,462	—	—	—	16,462
Nidec Copal Electronics	6,561	—	—	—	6,561
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	63,078	—	—	3,675	66,753
Nidec Motors & Actuators	16,313	13,790	—	401	30,504
All Others	10,433	—	—	593	11,026
	¥152,368	¥13,790	¥—	¥6,272	¥172,430

NIDEC has partially reclassified reportable segment. Accordingly, previous period amounts have been reclassified. Reportable segment information is described in Notes 23 (2).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

5. Supplemental cash flow information:

The supplemental information associated with the consolidated statements of cash flows for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Cash paid during the fiscal year for:
Income taxes	¥25,879	¥12,613	¥22,290
Interest	395	1,636	1,463
Non-cash investing and financing activities:
Capital lease obligations	206	499	70
Conversion of convertible bond	—	—	74,344
Change in ownership of subsidiaries in connection with share exchange transaction
—Change in common stock	3,270	4,279	5,175
—Change in treasury stock	16,710	20,655	11,960

6. Allowance for doubtful accounts:

NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.

An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	2013	2014	2015
Allowance for doubtful accounts at beginning of the year	¥1,002	¥1,375	¥1,593
Provision for doubtful accounts, net of reversal	166	366	(388)
Write-offs	(90)	(267)	(37)
Translation adjustment and other	297	119	127
Allowance for doubtful accounts at the end of the year	¥1,375	¥1,593	¥1,295

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

7. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31
	2014	2015
Finished goods	¥51,671	¥75,423
Raw materials	39,974	51,172
Work in process	29,011	39,309
Supplies and other	3,669	5,107
	¥124,325	¥171,011

8. Other current assets:

Other current assets as of March 31, 2014 and 2015 consist of the following:

	Yen in millions
	March 31
	2014	2015
Other receivable	¥13,906	¥19,901
Deferred tax assets (Note 16)	10,438	9,549
Costs on uncompleted construction contracts	9,572	9,701
Prepaid expenses	5,225	6,612
Other	8,926	6,221
	¥48,067	¥51,984

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,630	¥11,423	¥—	¥19,053
Debt securities	330	—	—	330
Held-to-maturity
Japanese government debt securities	400	2	—	402
	¥8,360	¥11,425	¥—	¥19,785
Securities not practicable to estimate fair value
Equity securities	¥1,733

During the years ended March 31, 2013, 2014 and 2015, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by  ¥174 million, increased by  ¥2,998 million and increased by  ¥3,227 million, respectively.

Proceeds from sale of marketable securities were  ¥692 million,  ¥1,059 million and  ¥68 million for the years ended March 31, 2013, 2014 and 2015, respectively. On those sales, gross realized gains were  ¥347 million,  ¥242 million and  ¥26 million, respectively. On the other hand, gross realized losses were  ¥0 million and  ¥12 million for the years ended March 31, 2013 and 2014, respectively. For the year ended March 31, 2015, gross realized losses did not occur.

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

The amounts of NIDEC’s investment securities that have been in continuous unrealized loss position were not material for the years ended March 31, 2014 and 2015.

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. However, even if a fair value is not significantly less than the original cost, the value of investment securities is impaired when specific factors indicate the decline in the fair value is other-than-temporary.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

For the years ended March 31, 2014 and 2015, held-to-maturity securities of ¥400 million and ¥400 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

10. Other non-current assets:

Other non-current assets as of March 31, 2014 and 2015 consist of the following:

	Yen in millions
	March 31
	2014	2015
Intangible assets *1	¥71,868	¥73,958
Other *2	9,158	15,576
	¥81,026	¥89,534

Notes:

*1 “Intangible assets” information is described in Note 4 “Goodwill and other intangible assets”.

*2 “Other” primarily consists of long-term prepaid expenses and deferred tax assets.

11. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2014 and 2015 consist of the following:

	Yen in millions
	March 31
	2014	2015
Loans, principally from banks with average interest at March 31, 2014 and 2015 of 0.31% and 0.17% per annum, respectively	¥22,600	¥52,401
	¥22,600	¥52,401

As of March 31, 2015, NIDEC had unused lines of credit amounting to ¥273,558 million with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Long-term debt at March 31, 2014 and 2015 are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Unsecured loans, representing obligations principally to banks
Due 2014 to 2026 in 2014 with interest ranging from 0.00% to 6.80% per annum in 2014	¥77,804	—
Due 2015 to 2026 in 2015 with interest ranging from 0.17% to 6.40% per annum in 2015	—	¥53,789
Secured loans, representing obligations principally to banks
Due 2015 to 2024 in 2015 with interest ranging from 1.45% to 3.50% per annum in 2015	—	1,372
Zero coupon convertible bonds due 2015 Convertible at ¥5,313 for one common share	95,891	21,455
Unsecured straight bonds due 2017 Interest at 0.39% per annum in 2014 and 2015	65,000	65,000
Unsecured straight bonds due 2019 Interest at 0.60% per annum in 2014 and 2015	15,000	15,000
Unsecured straight bonds due 2022 Interest at 0.96% per annum in 2014 and 2015	20,000	20,000
Unsecured straight bonds due 2016 Interest at 0.21% per annum in 2014 and 2015	50,000	50,000
Unsecured straight bonds due 2014 Issued by subsidiaries in 2011 which was newly consolidated in 2013 Interest at 0.72% per annum in 2014	100	—
Capital lease obligations
Due 2014 to 2019 in 2014, with interest ranging from 0.00% to 15.74% per annum in 2014	4,861	—
Due 2015 to 2020 in 2015, with interest ranging from 0.00% to 15.74 % per annum in 2015	—	3,481
	328,656	230,097
Less - Bonds current portion due within one year	(100)	(21,455)
Less - Long-term debt current portion due within one year	(27,478)	(22,106)
Less - Capital lease obligation current portion due within one year	(1,667)	(1,924)
	¥299,411	¥184,612

Detail of Euro Yen denominated zero coupon convertible bonds due 2015 is as follows;

	Yen in millions
	March 31
	2014	2015
Principal amount	¥95,750	¥21,445
Unamortized premium	141	10
Total	¥95,891	¥21,455

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of principal amount on September 18, 2015 (maturity date).

On April 1, 2014, the Company completed a two-for-one stock split. As a result, the conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 is adjusted from  ¥10,626 to  ¥5,313 and the number of potential shares based on conversion options associated with the convertible bonds is changed from 9,010,916 to 18,021,833, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular. The number of potential shares based on conversion options associated with the convertible bonds is 4,036,325 as of March 31, 2015.

The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

The bonds were reclassified from Long-term debt to Current portion of long-term debt, since the bonds will be redeemed at maturity within one year.

The bonds decreased  ¥74,436 million from  ¥95,891 million as of March 31, 2014 to  ¥21,455 million as of March 31, 2015 due to exercises of stock acquisition rights relating to convertible bonds, which led to the allocation of treasury stock and issuances of new shares.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

The aggregate amounts of annual maturity of long-term debt after March 31, 2015 are as follows:

Yen in millions
Year ending March 31
2016	¥45,485
2017	81,842
2018	66,601
2019	442
2020	15,295
2021 and thereafter	¥20,432

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. As of March 31, 2015, certain subsidiary pledges machinery, land and marketable securities with the sum of book value of ¥2,236 million as collateral for ¥1,372 million of long-term debt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

12. Other current liabilities:

Other current liabilities as of March 31, 2014 and 2015 consist of the following:

	Yen in millions
	March 31
	2014	2015
Accounts payable for property, plant and equipment	¥9,857	¥7,989
Advances received	7,152	7,813
Income taxes payable	4,557	6,039
Product warranty liabilities	2,701	3,887
Other	9,018	12,162
	¥33,285	¥37,890

“Other” primarily consists of derivative liabilities and deferred tax liabilities.

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

For the year ended March 31, 2015, certain subsidiaries in Japan modified the terms of the defined benefit plan.

According to the changes, gains and loss from prior service credit were recognized in consolidated financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

	Yen in millions
	March 31
	2014	2015
Change in benefit obligation:
Benefit obligation at beginning of year	¥14,079	¥17,666
Service cost	927	1,167
Interest cost	180	188
Actuarial loss	196	832
Acquisition and other	4,278	—
Plan amendment	(143)	(190)
Benefits paid	(1,851)	(1,469)
	17,666	18,194
Change in plan assets:
Fair value of plan assets at beginning of year	7,827	11,777
Actual return on plan assets	576	1,029
Employer contribution	1,135	3,167
Acquisition and other	3,202	—
Benefits paid	(963)	(1,044)
Fair value of plan assets at end of year	11,777	14,929
Funded status	¥(5,889)	¥(3,265)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2014	2015
Accrued pension and severance costs	¥5,963	¥5,116
Other non-current assets	(74)	(1,851)
Net amounts recognized	¥5,889	¥3,265

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2014	2015
Actuarial loss	¥(1,562)	¥(1,684)
Prior service credit	1,393	1,381
Pension liability adjustments, pre-tax	¥(169)	¥(303)

The accumulated benefit obligations for all defined benefit pension plans were ¥17,400 million and ¥17,876 million for the years ended March 31, 2014 and 2015, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2014	2015
Projected benefit obligations	¥14,889	¥11,056
Accumulated benefit obligations	14,623	10,763
Fair value of plan assets	¥8,925	¥5,941

Weighted-average assumptions used to determine benefit obligations as of March 31, 2014 and 2015 are as follows:

	March 31
	2014	2015
Discount rate	1.2%	1.2%
Rate of compensation increase	4.2%	4.1%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2013, 2014 and 2015 are as follows:

	For the year ended
	March 31
	2013	2014	2015
Discount rate	1.6%	1.3%	1.2%
Expected return on plan assets	2.3%	2.6%	2.5%
Rate of compensation increase	2.3%	2.2%	4.2%

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Components of net periodic (benefit) cost:
Service cost	¥910	¥927	¥1,167
Interest cost	197	180	188
Expected return on plan assets	(139)	(164)	(236)
Amortization of net actuarial loss	123	92	79
Amortization of prior service credit	(146)	(157)	(207)
Net periodic pension cost	¥945	¥878	¥991

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2016 are ¥175 million and ¥60 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Foreign plans:

	Yen in millions
	March 31
	2014	2015
Change in benefit obligation:
Benefit obligation at beginning of year	¥19,966	¥21,966
Service cost	553	508
Interest cost	741	828
Actuarial gain(loss)	(548)	3,689
Acquisition and other	131	(51)
Foreign currency exchange rate changes	2,155	1,948
Benefits paid	(1,032)	(1,269)
	21,966	27,619
Change in plan assets:
Fair value of plan assets at beginning of year	7,014	10,113
Actual return on plan assets	957	1,177
Employer contribution	2,103	1,054
Foreign currency exchange rate changes and other	714	1,779
Benefits paid	(675)	(794)
Fair value of plan assets at end of year	10,113	13,329
Funded status	¥(11,853)	¥(14,290)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2014	2015
Accrued pension and severance costs	¥11,853	¥14,290
Net amounts recognized	¥11,853	¥14,290

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2014	2015
Actuarial gain(loss)	¥142	¥(4,501)
Pension liability adjustments, pre-tax	¥142	¥(4,501)

The accumulated benefit obligations for all defined benefit pension plans were ¥21,768 million and ¥25,936 million for the years ended March 31, 2014 and 2015, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2014	2015
Projected benefit obligations	¥21,498	¥27,045
Accumulated benefit obligations	21,300	25,362
Fair value of plan assets	¥9,464	¥12,595

Weighted-average assumptions used to determine benefit obligations as of March 31, 2014 and 2015 are as follows:

	March 31
	2014	2015
Discount rate	4.4%	3.3%
Rate of compensation increase	3.0%	3.5%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2013, 2014 and 2015 are as follows:

	For the year ended
	March 31
	2013	2014	2015
Discount rate	4.7%	4.4%	4.4%
Expected return on plan assets	7.5%	7.5%	7.6%
Rate of compensation increase	3.0%	3.0%	3.0%

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Components of net periodic (benefit) cost:
Service cost	¥549	¥553	¥508
Interest cost	625	741	828
Expected return on plan assets	(445)	(443)	(1,170)
Amortization of net actuarial loss	6	27	14
Net periodic pension cost	¥735	¥878	¥180

Actuarial gain and losses are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial losses for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2016 is ¥143 million.

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

The three levels of input used to measure fair value are more fully described in Note 19. The fair values of NIDEC’s pension plan assets at March 31, 2014 and 2015, by asset category, are as follows:

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2014	Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥281	¥281	¥–	¥—
Foreign companies	233	233	–	—
Debt securities:				—
Pooled funds *1	757	–	757	—
Other assets:
Cash and cash equivalents	1,793	1,793	–	—
Life insurance company general accounts	5,179	–	5,179	—
Pooled funds *2	11,183	–	11,183	—
Others	2,464	–	2,464	—
Total	¥21,890	¥2,307	¥19,583	¥—

*1                    These funds invest in approximately 68% Japanese bonds, 32% foreign bonds.

*2                    These funds primarily invest in listed equity securities consisting of approximately 7% Japanese companies and 31% foreign companies, and debt security consisting of approximately 6% Japanese bonds and 37% foreign bonds.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2015	Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥335	¥335	¥—	¥—
Foreign companies	262	262	—	—
Debt securities:
Pooled funds *1	1,019	—	1,019	—
Other assets:
Cash and cash equivalents	4,175	4,175	—	—
Life insurance company general accounts	6,063	—	6,063	—
Pooled funds *2	14,090	—	14,090	—
Others	2,314	—	2,314	—
Total	¥28,258	¥4,772	¥23,486	¥—

*1                                  These funds invest in approximately 65% Japanese bonds, 35% foreign bonds.

*2                                  These funds primarily invest in listed equity securities consisting of approximately 4% Japanese companies and 28% foreign companies, and debt security consisting of approximately 7% Japanese bonds and 47% foreign bonds.

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

The table below sets forth a summary of changes in the fair value of plan assets categorized as Level 3 for the years ended March 31, 2014 and 2015.

Others	Yen in millions
	March 31	March 31
	2014	2015
Balance at beginning of year	¥2,070	¥—
Actual return on plan assets and other	394	—
Transfers out of level 3 *	(2,464)	—
Balance at end of year	¥—	¥—

*                                         All the level 3 assets were transferred into level 2 for the year ended March 31, 2014 because we got the ability to redeem the level 3 assets at net asset value at the measurement date.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Others consist primarily of interests in common/collective trusts. The investments employ a funds of funds strategy in various hedge funds with multiple strategies. These investments are valued using the net asset values as provided by the funds.

NIDEC expects to contribute approximately ¥1,375 million to its defined benefit plans for the year ending March 31, 2016.

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions
	Japanese plans	Foreign plans
2016	¥921	¥2,534
2017	832	1,211
2018	863	1,180
2019	1,105	1,254
2020	1,030	1,202
Years 2021-2025	¥5,770	¥6,097

Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥182 million, ¥169 million and ¥169 million for the years ended March 31, 2013, 2014 and 2015, respectively. NIDEC expects to contribute approximately ¥159 million for the year ending March 31, 2016.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥1,999 million, ¥2,617 million and ¥3,103 million for the years ended March 31, 2013, 2014 and 2015, respectively. NIDEC expects to contribute approximately ¥3,181 million for the year ending March 31, 2016.

14. Other long-term liabilities:

Other long-term liabilities as of March 31, 2014 and 2015 consist of the following:

	Yen in millions
	March 31
	2014	2015
Deferred tax liabilities (Note 16)	¥18,159	¥26,935
Other	8,105	6,569
	¥26,264	¥33,504

 “Other” primarily consists of unrecognized tax benefits, accrued interest and penalty.

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

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥91,137 million and ¥185,289 million for the years ended March 31, 2014 and 2015, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2015 includes amounts representing final cash dividends of ¥11,764 million, ¥40 per share.

Repurchased treasury stock is not entitled to a dividend under the Company Law. NIDEC resolved to repurchase its own shares at several meetings of its Board of Directors during the years ended March 31, 2014 and 2015. In accordance with the resolution, NIDEC repurchased 1,000,000 shares of treasury stock for the aggregate cost of ¥2,696 million during years ended March 31, 2014.   NIDEC owned 14,343,952 shares, or ¥40,527 million and 36 shares, or ¥0 million of treasury stock repurchased for the years ended March 31, 2014 and 2015, which were restricted regarding the payment of cash dividend.

On October 1, 2012, NIDEC made the Nidec Sankyo Corporation (“NSNK”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 6,350,630 shares of its common stock held in treasury to holders of NSNK stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interests in NSNK increased from 77.1% to 100%.

On October 1, 2013, NIDEC made the Nidec Copal Corporation (“NCPL”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 4,856,764 shares of its common stock held in treasury to holders of NCPL stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NCPL increased from 66.5% to 100%.

On October 1, 2013, NIDEC made the Nidec Tosok Corporation (“NTSC”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 2,624,000 shares of its common stock held in treasury to holders of NTSC stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NTSC increased from 72.3% to 100%.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

On October 1, 2014, NIDEC made the Nidec Copal Electronics Corporation (“NCEL”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 3,160,575 shares of its common stock held in treasury to holders of NCEL stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NCEL increased from 65.4% to 100%.

On October 1, 2014, NIDEC made the Nidec-Read Corporation (“NRCJ”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 1,421,498 shares of its common stock held in treasury to holders of NRCJ stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NRCJ increased from 65.5% to 100%.

NIDEC implemented a two-for-one stock split on NIDEC’s common stock as of April 1, 2014. Therefore, NIDEC adjusted shares of common stock and those of treasury stock under the assumption that the stock split had been implemented on March 31, 2012, retrospectively.

Retained earnings relating to equity in undistributed earnings reflect ¥152 million, ¥168 million and ¥155 million of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2013, 2014 and 2015.

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Net unrealized gains (losses) from securities	Net gains (losses) from derivative instruments	Pension liability adjustments	Total
For the year ended March 31, 2014:
Balance at March 31, 2013	12,636	1,187	242	(1,112)	12,953
Other comprehensive income (loss) before reclassifications	41,904	3,145	(244)	755	45,560
Amounts reclassified from accumulated other comprehensive income (loss)	-	(147)	(22)	34	(135)
Net change during the current period other comprehensive income (loss)	41,904	2,998	(266)	789	45,425
Balance at March 31, 2014	54,540	4,185	(24)	(323)	58,378

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in Millions
	Foreign currency translation adjustments	Net unrealized gains (losses) from securities	Net gains (losses) from derivative instruments	Pension liability adjustments	Total
For the year ended March 31, 2015:
Balance at March 31, 2014	54,540	4,185	(24)	(323)	58,378
Other comprehensive income (loss) before reclassifications	76,854	3,245	(1,065)	(2,461)	76,573
Amounts reclassified from accumulated other comprehensive income (loss)	(64)	(18)	17	(60)	(125)
Net change during the current period other comprehensive income (loss)	76,790	3,227	(1,048)	(2,521)	76,448
Balance at March 31, 2015	131,330	7,412	(1,072)	(2,844)	134,826

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statement of income
For the year ended March 31, 2014:
Net unrealized gains (losses) from securities	(230)	Gain from marketable securities, net
	83	Income taxes
	(147)	Consolidated net income
	—	Net income attributable to noncontrolling interests
	(147)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	(37)	Cost of products sold, Interest expense
	15	Income taxes
	(22)	Consolidated net income
	—	Net income attributable to noncontrolling interests
	(22)	Net income attributable to Nidec Corporation

Pension liability adjustments	(38)	*2
	22	Income taxes
	(16)	Consolidated net income
	50	Net income attributable to noncontrolling interests
	34	Net income attributable to Nidec Corporation
Total amount reclassified, net of tax and noncontrolling interests	(135)

*1 Amounts in parentheses indicate gains in consolidated statement of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statement of income
For the year ended March 31, 2015:
Foreign currency translation adjustments	(64)	Other, net, Selling,general and administrative expenses
	—	Income taxes
	(64)	Consolidated net income
	—	Net income attributable to noncontrolling interests
	(64)	Net income attributable to Nidec Corporation
Net unrealized gains (losses) from securities	(26)	Gain from marketable securities, net
	8	Income taxes
	(18)	Consolidated net income
	—	Net income attributable to noncontrolling interests
	(18)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	28	Cost of products sold, Interest expense
	(11)	Income taxes
	17	Consolidated net income
	—	Net income attributable to noncontrolling interests
	17	Net income attributable to Nidec Corporation

Pension liability adjustments	(114)	*2
	41	Income taxes
	(73)	Consolidated net income
	13	Net income attributable to noncontrolling interests
	(60)	Net income attributable to Nidec Corporation
Total amount reclassified, net of tax and noncontrolling interests	(125)

*1 Amounts in parentheses indicate gains in consolidated statement of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests for the years ended March 31, 2013, 2014 and 2015 are as follows:

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount

For the year ended March 31, 2013:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥62,024	¥—	¥62,024
Reclassification adjustments for gains and losses realized in net income	134	—	134
Net unrealized gains (losses) from securities:
Unrealized holding gains arising during period	156	(56)	100
Reclassification adjustments for gains and losses realized in net income	88	(37)	51
Net gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains arising during period	93	(30)	63
Reclassification adjustments for gains and losses realized in net income	196	(90)	106
Pension liability adjustment:
Actuarial losses arising during period	(328)	(93)	(421)
Prior service cost arising during period	—	—	—
Reclassification adjustments for actuarial gains and losses realized in net income	130	(45)	85
Reclassification adjustments for prior service credit and cost realized in net income	(152)	55	(97)
Other comprehensive income (loss)	¥62,341	¥(296)	¥62,045

For the year ended March 31, 2014:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥43,429	¥—	¥43,429
Reclassification adjustments for gains and losses realized in net income	—	—	—
Net unrealized gains (losses) from securities:
Unrealized holding gains arising during period	4,567	(1,440)	3,127
Reclassification adjustments for gains and losses realized in net income	(230)	83	(147)
Net gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized losses arising during period	(397)	153	(244)
Reclassification adjustments for gains and losses realized in net income	(37)	15	(22)
Pension liability adjustment:
Actuarial gains arising during period	1,072	(378)	694
Prior service cost arising during period	74	(14)	60
Reclassification adjustments for actuarial gains and losses realized in net income	119	(35)	84
Reclassification adjustments for prior service credit and cost realized in net income	(157)	57	(100)
Other comprehensive income (loss)	¥48,440	¥(1,559)	¥46,881

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
For the year ended March 31, 2015:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥77,815	¥—	¥77,815
Reclassification adjustments for gains and losses realized in net income	(64)	—	(64)
Net unrealized gains (losses) from securities:
Unrealized holding gains arising during period	5,035	(1,774)	3,261
Reclassification adjustments for gains and losses realized in net income	(26)	8	(18)
Net gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized losses arising during period	(1,719)	654	(1,065)
Reclassification adjustments for gains and losses realized in net income	28	(11)	17
Pension liability adjustment:
Actuarial losses arising during period	(4,193)	1,526	(2,667)
Prior service cost arising during period	226	(20)	206
Reclassification adjustments for actuarial gains and losses realized in net income	93	(26)	67
Reclassification adjustments for prior service credit and cost realized in net income	(207)	67	(140)
Other comprehensive income (loss)	¥76,988	¥424	¥77,412

16. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions
	For the year ended
	March 31
	2013	2014	2015

Income (loss) before income taxes:
The Company and domestic subsidiaries	¥(7,473)	¥25,262	¥23,398
Foreign subsidiaries	20,871	59,198	83,973
	¥13,398	¥84,460	¥107,371

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The provision for income taxes consists of the following:

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Current income tax expense/(benefit):
The Company and domestic subsidiaries	¥9,200	¥1,872	¥5,531
Foreign subsidiaries	5,713	10,139	12,799
Total current	14,913	12,011	18,330
Deferred income tax expense (benefit):
The Company and domestic subsidiaries	(5,504)	12,579	10,497
Foreign subsidiaries	(2,847)	1,068	284
Total deferred	(8,351)	13,647	10,781
Total provision	¥6,562	¥25,658	¥29,111

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 38.0% in 2013 and 2014 and approximately 36.0% in 2015. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2013	2014	2015
Statutory tax rate	38.0%	38.0%	36.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(43.6)	(14.6)	(14.3)
Tax on undistributed earnings	8.9	2.2	2.7
Valuation allowance	33.7	(2.3)	(4.3)
Liabilities for unrecognized tax benefits	2.3	(0.1)	0.3
Reversal of deferred tax assets related to foreign tax credit	—	5.3	—
Deduction for foreign taxes	—	2.4	1.5
Withholding tax on dividends from overseas subsidiaries	4.6	0.0	2.3
Changes in Japanese income tax rates	—	0.3	0.7
Other	5.1	(0.8)	2.2
Effective income tax rate	49.0%	30.4%	27.1%

The effective income tax rate decreased 3.3 percentage points from 30.4% for the year ended March 31, 2014 to 27.1% for the year ended March 31, 2015. This main factor was because the reversal of deferred tax assets related to foreign tax credit that increased tax rate for the year ended March 31, 2014 did not occur for the year ended March 31, 2015.

On March 31, 2015, the government in Japan enacted the 2015 tax reform bill, which resulted in various changes to the calculation of statutory income taxes for companies were promulgated in Japan. As a result, the normal statutory corporate income tax rate in Japan was reduced from approximately 36.0% to approximately 33.0% from April 1, 2015, and further to approximately 32.2% from April 1, 2016. The statutory tax rate used for calculating deferred tax assets and liabilities, where temporary differences would be realized after April 1, 2016, was accordingly reduced from approximately 36.0% to approximately 33.0% or approximately 32.2%, as applicable.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

The aggregate amounts and per share effects of tax holidays are as follows:

	Yen in millions
	For the year ended
	March 31
	2013	2014	2015
Aggregate amounts of tax holidays	¥2,968	¥4,362	¥5,109

	Yen
Per share - Basic	¥11.02	¥16.03	¥18.25
- Diluted	¥10.30	¥15.02	¥17.22

NIDEC implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, the per share effects of tax holidays have been accordingly adjusted to reflect the effect of the stock split.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2014	2015
Deferred tax assets:
Inventories	¥2,675	¥2,454
Property, plant and equipment	4,896	4,200
Accrued bonus	2,330	2,180
Accrued enterprise tax	221	376
Pension and severance plans	4,449	3,244
Operating loss carryforwards for tax purposes	12,811	8,595
Accrued vacation	1,090	1,171
Accrued expenses	1,425	1,358
Other	3,139	4,611
Gross deferred tax assets	33,036	28,189
Less - Valuation allowance	(14,561)	(9,162)
Net deferred tax assets	18,475	19,027
Deferred tax liabilities:
Basis difference of acquired assets	(458)	(875)
Undistributed earnings not permanently reinvested	(9,311)	(13,165)
Marketable securities	(321)	(2,026)
Intangible assets	(11,091)	(11,238)
Other	(5,181)	(6,922)
Total deferred tax liabilities	(26,362)	(34,226)
Net deferred tax liabilities	¥(7,887)	¥(15,199)

Operating loss carryforwards for tax purposes on March 31, 2015 in Japan and foreign countries amounted to approximately ¥26,810 million and are available as an offset against future taxable income.

With the exception of ¥3,861 million with no expiration period, the majority of these carryforwards expire in years 2016 to 2035.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2013, 2014 and 2015 consist of the following:

	Yen in millions
	March 31
	2013	2014	2015
Valuation allowance at beginning of year	¥(9,786)	¥(14,492)	¥(14,561)
Additions	(7,660)	(4,231)	(3,006)
Deductions	2,994	4,183	8,405
Impact on newly acquired companies	(40)	(21)	—
Valuation allowance at end of year	¥(14,492)	¥(14,561)	¥(9,162)

Deferred tax assets and deferred tax liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2014	2015
Deferred tax assets:
Other current assets	¥10,438	¥9,549
Other non-current assets	1,559	4,999
Deferred tax liabilities:
Other current liabilities	(1,725)	(2,812)
Other long-term liabilities	(18,159)	(26,935)
Net deferred tax liabilities	¥(7,887)	¥(15,199)

Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥242,366 million as of March 31, 2015. NIDEC estimates an additional deferred tax liability of ¥19,044 million would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Yen in millions
	For the year ended March 31,
	2013	2014	2015
Balance at April 1	¥1,766	¥2,361	¥2,232
Additions for tax positions of the current year	44	357	250
Additions for tax positions of prior years	551	—	—
Reduction for tax positions of prior years	—	(486)	—
Balance at March 31	¥2,361	¥2,232	¥2,482

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥2,482 million.

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

NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of other, net in the consolidated statements of income. The interest and penalties for the fiscal years ended March 31, 2013, 2014 and 2015, respectively, had no material impact on its consolidated results of operations. The total gross accrued interest and penalty were ¥89 million and ¥96 million at March 31, 2014 and 2015, respectively.

NIDEC remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2008, with various tax jurisdictions including Japan.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

17. Reconciliation of the differences between basic and diluted earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the years ended March 31, 2013, 2014 and 2015.

		Thousands of
	Yen in millions	shares	Yen
	Net income attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share
For the year ended March 31, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,986	269,429	¥29.64
Effect of dilutive securities:
Zero coupon convertible bonds	(61)	18,821
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,925	288,250	¥27.49
For the year ended March 31, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,272	272,078	¥206.82
Effect of dilutive securities:
Zero coupon convertible bonds	(64)	18,400
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,208	290,478	¥193.50

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share
For the year ended March 31, 2015:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥76,216	279,873	¥272.32
Effect of dilutive securities:
Zero coupon convertible bonds	(57)	16,782
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥76,159	296,655	¥256.73

NIDEC implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, the earnings per share have been accordingly adjusted to reflect the effect of the stock split.

18. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swap agreement and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered to be mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The contractual amounts outstanding of derivative instruments

Derivatives designated as cash flow hedges are as follows:

	Yen in millions
	March 31, 2014	March 31, 2015
Foreign exchange forward contracts	¥9,736	¥21,746
Interest rate swap agreements	20,587	10,014
Commodity futures	4,610	4,929

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2014	March 31, 2015
Foreign exchange forward contracts	¥1,800	¥1,321
Currency option contracts	53	—

Fair values of derivative instruments

Derivatives designated as cash flow hedges are as follows:

		Asset Derivatives
		Yen in millions
	Balance sheet location	March 31, 2014	March 31, 2015
Foreign exchange forward contracts	Other current assets	¥271	¥8
Commodity futures	Other current assets	—	47

		Liability Derivatives
		Yen in millions
	Balance sheet location	March 31, 2014	March 31, 2015
Foreign exchange forward contracts	Other current liabilities	¥1	¥1,584
Interest rate swap agreements	Other current liabilities	31	12
Commodity futures	Other current liabilities	239	324

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
		Yen in millions
	Balance sheet location	March 31, 2014	March 31, 2015
Foreign exchange forward contracts	Other current assets	¥4	—
Currency option contracts	Other current assets	7	—

		Liability Derivatives
		Yen in millions
	Balance sheet location	March 31, 2014	March 31, 2015
Foreign exchange forward contracts	Other current liabilities	—	¥142

The effect of derivative instruments on the consolidated statements of income for the year ended March 31

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Foreign exchange forward contracts	¥277	¥(229)	¥(1,075)
Interest rate swap agreements	(6)	(5)	8
Commodity futures	(102)	(32)	19

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of	Yen in millions
	income	For the year ended March 31
	location	2013	2014	2015
Foreign exchange forward contracts	Cost of sales	¥81	¥241	¥47
Interest rate swap agreements	Interest expense	(4)	(7)	(3)
Commodity futures	Cost of sales	(183)	(212)	(61)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the year ended March 31, 2015.

A net loss of ¥766 million in accumulated other comprehensive income at March 31, 2015 is expected to be reclassified into earnings within the next 12 months.

As of March 31, 2015, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of	Yen in millions
	income	For the year ended March 31
	location	2013	2014	2015
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥22	¥23	¥(336)
Currency option contracts	Foreign exchange gain (loss), net	40	18	(7)

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

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following tables provide information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2014	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,383	¥14,383	—	—
Derivatives	282	—	282	—
Total assets:	¥14,665	¥14,383	¥282	—
Liabilities:
Derivatives	¥271	¥239	¥32	—

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2015	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥19,383	¥19,053	330	—
Derivatives	55	47	8	—
Total assets:	¥19,438	¥19,100	¥338	—
Liabilities:
Derivatives	¥2,062	¥324	¥1,738	—

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Fair value of financial instruments:

The carrying amount and estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions		Yen in millions
	March 31, 2014		March 31, 2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated Fair value
Asset (Liability):
Cash and cash equivalents	¥247,740	¥247,740	¥269,902	¥269,902
Short-term investments	2,344	2,344	2	2
Long-term investments	83	82	160	160
Short-term loan receivable	157	157	171	171
Long-term loan receivable	48	50	42	41
Short-term borrowings	(22,600)	(22,600)	(52,401)	(52,401)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(77,804)	(77,486)	(55,161)	(55,099)
Bonds including the current portion	¥(245,991)	¥(271,853)	¥(171,455)	¥(183,687)

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

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from the year ended March 31, 2015 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

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

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on the quoted market price for NIDEC bond instruments in markets that are not active.

The carrying amounts of “Trade notes and accounts receivable” and “Trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

20. Related party transactions:

As of March 31, 2015, the Chief Executive Officer (“CEO”) of the Company, a business entity indirectly owned by the CEO (“the business entity”), and the CEO’s immediate family member held 8.7%, 3.7% and 1.8% of the outstanding shares of the Company, respectively.

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

In October 2014, the Company entered into a share exchange transaction with NCEL to make NCEL a wholly owned subsidiary of the Company. The Company allocated 3,160,575 shares of the Company’s common stock held in treasury into shareholders of NCEL except for the Company. The CEO was allocated 282,624 shares of the Company’s common stock held in treasury in exchange for shares of NCEL which the CEO had owned. This related party transaction with the CEO was at arm’s-length. This related party transaction did not have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In October 2014, the Company entered into a share exchange transaction with NRCJ to make NRCJ a wholly owned subsidiary of the Company. The Company allocated 1,421,498 shares of the Company’s common stock held in treasury into shareholders of NRCJ except for the Company.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The CEO and the business entity were allocated 182,250 shares and 51,030 shares of the Company’s common stock, respectively, held in treasury in exchange for shares of NRCJ which the CEO and the business entity had owned. These related party transactions with the CEO and the business entity was at arm’s-length. These related party transactions did not have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

21. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2014	2015
Machinery and equipment	¥7,336	¥7,322
Other leased assets	109	107
Less — Accumulated amortization	(2,511)	(3,289)
	¥4,934	¥4,140

Amortization expenses under capital leases for the years ended March 31, 2013, 2014 and 2015 were ¥524 million, ¥1,305 million and ¥1,109 million, respectively.

The future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2015 are as follows:

Yen in Millions
Year ending March 31:
2016	¥2,060
2017	794
2018	676
2019	138
2020	45
2021 and thereafter	—
Total minimum lease payments	3,713
Less — Amount representing interest	(232)
Present value of net minimum lease payments	3,481
Less — Current obligations	(1,924)
Long-term capital lease obligations	¥1,557

Rental expenses under operating leases for the years ended March 31, 2013, 2014 and 2015 were ¥2,719 million, ¥2,586 million and ¥2,911 million, respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2015 are as follows:

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Yen in millions
Year ending March 31:
2016	¥3,016
2017	2,283
2018	1,939
2019	1,306
2020	1,082
2021 and thereafter	2,084
Total minimum future rentals	¥11,710

NIDEC is a lessor in direct financing leases and operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. The direct financing leases did not have a material impact on our consolidated financial position or results of operations.

Rental revenues under operating leases for the years ended March 31, 2013, 2014 and 2015 were ¥412 million, ¥175 million and ¥39 million, respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms as of March 31, 2015 are as follows:

Yen in millions
Year ending March 31:
2016	¥147
2017	82
2018	45
2019	30
2020	30
2021 and thereafter	78
Total minimum future rentals	¥412

22. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2015 for the purchase of property, plant and equipment and other assets approximated ¥3,356 million.

Contingencies -

NIDEC has guaranteed approximately ¥237 million of lease contracts for customers in connection with the purchase for NIDEC’s products at March 31, 2015. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥7,697 million as of March 31, 2015, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Product warranty —

NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2014 and 2015 are summarized as follows:

	Yen in millions
	March 31
	2014	2015
Balance at beginning of year	¥2,201	¥3,036
Addition	2,021	1,641
Utilization	(1,080)	(947)
Foreign exchange impact	(106)	252
Balance at end of year	¥3,036	¥3,982

23. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2013, 2014 and 2015:

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥165,427	¥185,506	¥204,141
Other small precision motors	154,297	177,007	193,858
Sub-total	319,724	362,513	397,999
Automotive, appliance, commercial and industrial products	248,464	345,236	460,007
Machinery	63,526	86,955	98,800
Electronic and optical components	69,188	72,845	65,050
Others	8,368	7,560	6,529
Consolidated total	¥709,270	¥875,109	¥1,028,385

The “Hard disk drives spindle motors” group of products consists of hard disk drives spindle motors for 3.5-inch and 2.5-inch hard disk drives.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

Geographic information –

Revenues from external customers, which are attributed to countries based on the location of the Company or the subsidiaries that transacted with the external customer for the years ended March 31, 2013, 2014 and 2015, and long-lived assets as of March 31, 2014 and 2015 are as follows:

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Net sales:
Japan	¥213,169	¥238,278	¥268,416
U.S.A.	99,260	132,117	174,521
Singapore	55,712	63,950	70,956
Thailand	81,678	85,435	90,813
The Philippines	18,543	24,506	28,699
China	150,631	197,134	235,409
Other	90,277	133,689	159,571
Consolidated total	¥709,270	¥875,109	¥1,028,385

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	March 31
	2014	2015
Long-lived assets:
Japan	¥95,652	¥94,850
U.S.A.	23,519	28,049
Singapore	1,337	479
Thailand	37,925	40,598
The Philippines	12,904	16,366
China	64,913	80,957
Other	62,423	77,679
Consolidated total	¥298,673	¥338,978

(2) Operating segment information:

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC has changed NIDEC’s segment reporting so that it is in line with the changes NIDEC recently made in NIDEC’s management decision-making process. Since October 2014, the Nidec Tosok group has been included in the Nidec Motors & Actuators segment. In addition, the Nidec Elesys group which was previously included in the All Others segment has been included in the Nidec Motors & Actuators segment. The Nidec Dalian segment is no longer identified as a reportable segment and included in All Others segment due to its immateriality. Furthermore, Corporate, which is composed of basic research expenses and head office expenses, has been regarded as a component of Adjustments. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the years ended March 31, 2013, 2014 and 2015.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drives spindle motors.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors, DC motors and fans.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drives spindle motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products and electronic parts. This segment also includes Nidec Sankyo CMI, which was newly consolidated for the three months ended March 31, 2014.

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

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. One of the subsidiaries previously reported as part of this segment has been transferred to the Nidec Motors & Actuators segment for the year ended March 31, 2015. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in Japan and Asia, which primarily produce and sell automotive products. One of the subsidiaries previously reported as part of the Nidec Motor segment has been transferred into this segment for the year ended March 31, 2015. In addition, the Nidec Tosok group and the Nidec Elesys group are included in this segment since October 2014. This segment also includes the Nidec GPM group which was newly consolidated since February 2015. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

NIDEC evaluates performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with NIDEC’s consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. NIDEC’s segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The following tables show net sales to external customers and other financial information by operating segment for the years ended March 31, 2013, 2014 and 2015:

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Net sales to external customers:
Nidec Corporation	¥23,748	¥27,599	¥28,954
Nidec Electronics (Thailand)	63,349	67,623	74,653
Nidec (Zhejiang)	21,109	18,017	13,972
Nidec Singapore	50,039	57,893	66,556
Nidec (H.K.)	52,028	69,890	81,460
Nidec Philippines	14,707	19,573	21,178
Nidec Sankyo	73,201	98,564	122,711
Nidec Copal	49,627	47,023	38,670
Nidec Copal Electronics	26,845	31,295	32,943
Nidec Techno Motor	39,940	50,691	58,746
Nidec Motor	117,236	171,879	200,040
Nidec Motors & Actuators	77,654	105,249	172,699
All Others	99,884	108,936	115,986
Total	709,367	874,232	1,028,568
Adjustments *1	(97)	877	(183)
Consolidated total	¥709,270	¥875,109	¥1,028,385

*1               Adjustments primarily relate to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC had sales to one customer of ¥74,897 million for the year ended March 31, 2013 within the Nidec Corporation, Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K.) and “All Others” segments, that exceeded 10% of NIDEC’s net sales. There was no certain customer group which exceeded 10% of the consolidated net sales for the years ended March 31, 2014 and 2015.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Net sales to other operating segments:
Nidec Corporation	¥108,282	¥138,354	¥152,371
Nidec Electronics (Thailand)	35,492	43,982	49,812
Nidec (Zhejiang)	2,977	5,011	7,620
Nidec Singapore	709	749	869
Nidec (H.K.)	1,734	1,339	1,300
Nidec Philippines	25,682	29,266	32,823
Nidec Sankyo	300	312	331
Nidec Copal	2,093	2,318	2,411
Nidec Copal Electronics	20	11	12
Nidec Techno Motor	3,143	4,041	4,474
Nidec Motor	154	80	383
Nidec Motors & Actuators	15,360	20,384	21,507
All Others	66,951	83,588	97,388
Total	262,897	329,435	371,301
Intersegment elimination	(262,897)	(329,435)	(371,301)
Consolidated total	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Operating income (loss):
Nidec Corporation	¥2,733	¥13,184	¥14,083
Nidec Electronics (Thailand)	10,525	12,781	14,996
Nidec (Zhejiang)	(2,689)	(243)	488
Nidec Singapore	1,115	709	1,052
Nidec (H.K.)	146	483	613
Nidec Philippines	4,883	6,037	4,605
Nidec Sankyo	4,181	10,392	12,686
Nidec Copal	(3,192)	(1,323)	517
Nidec Copal Electronics	3,277	5,288	5,876
Nidec Techno Motor	4,168	6,671	7,291
Nidec Motor	728	8,880	11,690
Nidec Motors & Actuators	5,157	8,954	18,614
All Others	10,140	19,397	23,159
Total	41,172	91,210	115,670
Reclassification *1	(17,606)	2,055	5,026
U.S. GAAP adjustments and Others *2	(537)	(1,337)	(1,845)
Consolidation adjustments mainly related to elimination of intersegment income or loss	2,165	1,266	2,808
Corporate*3	(7,596)	(8,330)	(10,441)
	¥17,598	¥84,864	¥111,218

*1     Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the years ended March 31, 2013, 2014 and 2015.

*2     Others is mainly from the amortization of identifiable intangible assets related to business combinations for the years ended March 31, 2013, 2014 and 2015.

*3     Corporate includes basic research expenses and head office expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2013	2014	2015
Depreciation:
Nidec Corporation	¥291	¥456	¥339
Nidec Electronics (Thailand)	5,572	5,502	6,043
Nidec (Zhejiang)	1,196	618	657
Nidec Singapore	133	197	161
Nidec (H.K.)	7	6	11
Nidec Philippines	2,750	2,732	3,529
Nidec Sankyo	3,773	4,131	4,717
Nidec Copal	3,806	4,444	3,922
Nidec Copal Electronics	1,318	1,283	1,115
Nidec Techno Motor	1,890	2,573	2,805
Nidec Motor	6,327	8,616	8,221
Nidec Motors & Actuators	4,554	6,516	9,480
All Others	6,179	6,895	7,034
Total	37,796	43,969	48,034
U.S. GAAP adjustments*1, Corporate, and Others*2	(2,861)	(4,472)	(2,932)
Consolidated total	¥34,935	¥39,497	¥45,102

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	March 31
	2014	2015
Segment assets:
Nidec Corporation	¥74,986	¥95,092
Nidec Electronics (Thailand)	116,476	148,931
Nidec (Zhejiang)	12,112	14,227
Nidec Singapore	27,689	31,977
Nidec (H.K.)	22,458	27,012
Nidec Philippines	49,569	64,712
Nidec Sankyo	125,929	145,869
Nidec Copal	55,166	60,429
Nidec Copal Electronics	42,115	46,071
Nidec Techno Motor	49,703	61,677
Nidec Motor	205,957	220,367
Nidec Motors & Actuators	134,248	199,286
All Others	191,109	251,447
Total	1,107,517	1,367,097
Elimination of intersegment assets and corporate, net of taxes*1	(50,995)	(189,665)
Identifiable intangible assets and other fair value adjustments	15,205	13,234
Goodwill	152,368	172,430
U.S.GAAP adjustments and Others *2	(57,157)	(7,957)
Consolidated total	¥1,166,938	¥1,355,139

*1     Elimination of intersegment assets and corporate, net of taxes include corporate assets, which do not belong to any operating segment, of ¥76,190 millions and ¥63,856 millions as of March 31, 2014 and 2015, respectively. The depreciation related with the corporate assets is allocated to each operating segment in accordance with the rational allocation method.

*2     Others is mainly due to the reclassification of deferred tax assets and liabilities on consolidation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Yen in millions
	For the year ended March 31
	2014	2015
Capital expenditure for segment assets:
Nidec Corporation	¥232	¥140
Nidec Electronics (Thailand)	1,232	5,232
Nidec (Zhejiang)	712	240
Nidec Singapore	9	12
Nidec (H.K.)	6	17
Nidec Philippines	3,368	3,686
Nidec Sankyo	3,712	5,790
Nidec Copal	2,427	4,637
Nidec Copal Electronics	826	1,281
Nidec Techno Motor	3,549	3,864
Nidec Motor	3,817	4,475
Nidec Motors & Actuators	12,769	13,797
All Others	5,986	11,271
Total	38,645	54,442
Corporate	1,652	3,600
Consolidated total	¥40,297	¥58,042

NIDEC did not have significant non-cash items other than depreciation in reported profit. Intersegment sales were made at prices that approximate current market value.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

24. Subsequent events:

Dividends for the fiscal year ended March 31, 2015

Subsequent to March 31, 2015, the Company’s Board of Directors declared a cash dividend of ¥11,764 million payable on June 3, 2015 to stockholders as of March 31, 2015.

Exercise of Euro Yen denominated zero coupon convertible bonds (the “Bonds”) due 2015

NIDEC’s treasury stock and issued shares of common stock were delivered from April 1, 2015 to June 24, 2015 upon exercise of the stock acquisition rights of the bonds. (Balance of the outstanding principal amounts of the bonds as of March 31, 2015: ¥21,445 million)

The details of the principal amounts of the exercised bonds, the used treasury stock and the issued shares of common stock are as follows:

1. Total principal amounts of the exercised bonds	¥6,455 million
2. Class of shares	Common stock
3. Total number of the used treasury stock	1,340 shares
4. Total amount of the used treasury stock	¥12 million
5. Total number of the issued shares of common stock	1,213,589 shares
6. Increase in common stock	¥3,223 million
7. Increase in additional paid-in capital	¥3,223 million

Completion of Acquisition of Motortecnica s.r.l.

On May 15, 2015, Nidec ASI S.p.A., NIDEC’s wholly owned subsidiary, acquired all of the voting rights in Motortecnica s.r.l. (“Motortecnica”).

1. Purpose of transaction

Motortecnica oprerates design, manufacturing, repair, maintenance and servicing of electrical rotating machinery, with focus areas of remanufacturing and refurbishment. Following the acquisition, NIDEC seeks to strengthen its service business and expand in the generators market.

2. Funds for transaction	Own funds