Form 20-F
period 2016-03-31
NIDEC CORP
filed 2016-06-21
CIK 1158967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-13896

Nihon Densan Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

NIDEC CORPORATION

(Translation of Registrant’s name into English)

Japan	338 Kuzetonoshiro-cho Minami-ku, Kyoto 601-8205, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Masahiro Nagayasu, +81-75-935-6140, ir@nidec.com, address is same as above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock*	New York Stock Exchange (delisted on May 2, 2016)
American Depositary Shares each representing one-fourth of one share of common stock	New York Stock Exchange (delisted on May 2, 2016)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2016, 298,142,234 shares of common stock were outstanding, including 2,737,296 shares represented by 10,949,184 American Depositary Shares and 1,541,210 shares held in treasury.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☒      No ☐

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Voluntary Delisting of American Depositary Shares from the New York Stock Exchange (“NYSE”)

On April 21, 2016, we filed a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) for the voluntary delisting of our American Depositary Shares from the NYSE and the related deregistration with the SEC. In addition, on May 2, 2016, we also filed a Form 15F with the SEC to terminate our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”).

While we are thus no longer subject to ongoing reporting obligations under the Exchange Act, we have been making periodic Exchange Act filings on a voluntary basis, including this annual report. Upon the filing of this annual report, we are discontinuing such voluntary filings.

We continue to maintain our American Depositary Receipt Program after the delisting, and holders of our American Depositary Shares are generally able to trade in the United States on the over-the-counter market. In connection with the delisting and deregistration, we entered into amendments to the Deposit Agreement with J.P. Morgan Chase Bank, N.A., the depositary. See “Item 12.D. Description of Securities Other Than Equity Securities—American Depositary Shares.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table includes selected historical financial data for the fiscal years ended March 31, 2012 through 2016 derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements which are included elsewhere in this annual report.

Selected Financial Data

	Year ended March 31,
	2012(1)	2013	2014	2015	2016
	(Yen in millions, except number of shares outstanding and per share amounts)
Income statement data:
Net sales	¥682,320	¥709,270	¥875,109	¥1,028,385	¥1,178,290
Cost of products sold	523,729	572,634	674,903	786,486	908,311
Selling, general and administrative expenses	55,471	84,760	77,534	85,781	93,463
Operating income	73,070	17,598	84,864	110,939	124,538
Income from continuing operations before income taxes	70,856	13,398	84,460	107,092	119,328
Net income attributable to Nidec Corporation	40,731	7,986	56,272	76,015	91,810
Balance sheet data (period end):
Total assets	¥800,401	¥1,005,417	¥1,166,938	¥1,357,340	¥1,384,472
Short-term borrowings	86,608	32,798	22,600	52,401	81,092
Current portion of long-term debt	674	133,628	29,245	45,485	82,796
Long-term debt	101,236	146,271	299,411	184,612	136,894
Total Nidec Corporation shareholders’ equity	370,182	415,653	517,971	744,972	764,221
Common stock	66,551	66,551	66,551	77,071	87,784
Number of shares outstanding(3)	290,150,160	290,150,160	290,150,160	294,108,416	298,142,234
Per share data: (3)
Income from continuing operations per share-basic	¥168.16	¥29.64	¥206.82	¥271.61	¥309.32
Loss on discontinued operations per share-basic	(20.04)	—	—	—	—
Net income attributable to Nidec Corporation per share-basic	148.12	29.64	206.82	271.61	309.32
Income from continuing operations per share-diluted	157.20	27.49	193.50	256.05	308.19
Loss on discontinued operations per share-diluted	(18.76)	—	—	—	—
Net income attributable to Nidec Corporation per share-diluted	138.45	27.49	193.50	256.05	308.19
Cash dividends declared per share	¥45.00	¥42.50	¥50.00	¥70.00	¥80.00
Cash dividends declared per share(4)	$0.55	$0.45	$0.49	$0.58	$0.71

Notes:

(1)         As of March 31, 2012, we discontinued our lens actuator, or LAC, business, which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism, or PGN, business, and our compact digital camera lens unit, CLU, business, both of which had previously been included in the “electronic and optical components” product category. The operating results of the LAC, PGN and CLU businesses and exit costs with related taxes were recorded as “net loss on discontinued operations” in our audited consolidated statements of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”). All prior period LAC, PGN and CLU amounts in the above table, except for the balance sheet data, have also been so reclassified as to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2012 through 2016.

(2)         Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect the valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (currently, Nidec GPM GmbH) in the fiscal year ended March 31, 2015. Nidec completed its valuation of such assets and liabilities of Nidec GPM GmbH during the three months ended September 30, 2015. The effect of the adjustments for each consolidated financial statement is disclosed in note 3 of our consolidated financial statements included elsewhere in this report.

(3)         We implemented a two-for-one stock split of our common stock effective April 1, 2014. The number of shares outstanding and per share amounts have been adjusted to reflect the effect of the stock split.

(4)         U.S. dollar amounts for dividends are translated from the respective Japanese yen amounts for convenience at the exchange rate as of the end of each period.

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

	High	Low	Average(1)	Period-end
Year ended March 31,
2012	¥85.26	¥75.72	¥78.82	¥82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	109.75	119.96
2016	125.58	111.30	120.04	112.42
2015
December	¥123.52	¥120.27	¥121.64	¥120.27
2016
January	¥121.05	¥116.38	¥118.23	¥121.05
February	121.06	111.36	114.62	112.90
March	113.94	111.30	112.93	112.42
April	112.06	106.90	109.55	106.90
May	110.75	106.34	108.85	110.75

Note:

(1)         The average exchange rate for each yearly period represents the average of the exchange rates on the last day of each month during the period, and the average exchange rate for each monthly period represents the average of the daily exchange rates during the period.

As of June 3, 2016, the noon buying rate was ¥106.88 per $1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable

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

While we are endeavoring to expand our business portfolio into new business areas, a substantial portion of our net sales continues to depend on sales of products used in information storage and communication equipment and peripherals, including small precision motors. In particular, the hard disk drive, or HDD, market is particularly important to us, and declines in demand and price of HDDs may have a material adverse effect on our results of operations and financial condition due to a decline in our sales of spindle motors for use in HDDs. In recent years, demand for existing HDDs-mounted personal computers, or PCs, has been declining due to a gradual shift in demand to solid state drives-mounted, or SSDs-mounted, devices such as tablet computers and smartphones. Although SSDs are still more expensive on a bit-by-bit basis than HDDs, SSDs have advantages in terms of data reading/writing speed that is important for use of tablet computers and smartphones. SSD price levels on a bit-by-bit basis gradually tend to decrease. Therefore, demand for existing HDDs-mounted PCs would decline significantly, and our sales of spindle motors for use in HDDs would be materially and adversely affected. Furthermore, we rely on our major customers for spindle motors for use in HDDs for a higher percentage of our net sales compared to our other customers, and a significant decline in orders from such customers could have a materially adverse effect on our business, results of operations and financial condition.

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

In addition, in anticipation of long lead times to obtain inventory and materials from our suppliers, we may also from time to time order materials in advance of anticipated customer demand. This advance investment and ordering may result in excess inventory levels, resulting in unanticipated inventory write-downs if expected orders fail to materialize. As of March 31, 2016, our inventory, including both products and materials, was ¥171.0 billion.

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

As a public company, we are subject to the requirements regarding internal controls over financial reporting under the Financial Instruments and Exchange Act of Japan, and it is essential for us to have effective internal controls, corporate compliance functions and accounting systems to manage our assets and operations. Designing and implementing an effective system of internal controls capable of monitoring and managing our business and operations requires significant management, human and other resources. Once we identify any significant deficiencies or material weaknesses in our internal control systems, we may require additional resources and incur additional costs to remediate such deficiencies or weaknesses.

Furthermore, if management determines that our internal control over financial reporting is not effective for any period, we may be unable to timely file financial reports or such internal control may interrupt stakeholders and management’s effective decision making, and as a result, our market perception could be negatively affected. Depending on the severity of, and causes and other factors relating to, a material weakness in internal control over financial reporting, we could be subject to liabilities or sanctions of applicable laws and regulations. In addition, we could be restricted in our ability to access financial markets for capital raising.

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

•                      we could incur substantial costs in seeking enforcement of our patents against infringement or the unauthorized use of our trade secrets, proprietary know-how or other intellectual property by others; and

•                      the laws of foreign countries in which our products are manufactured and sold may not protect our products and intellectual property rights to the same extent as the laws of Japan, and such laws may not be enforced in an effective manner.

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

If our goodwill and tangible assets become impaired, we may be required to record impairment charges, which would adversely affect our financial results.

We have significant goodwill and tangible assets, including plants, property and equipment. As of March 31, 2016, we had ¥163.0 billion of goodwill and ¥347.7 billion of plants, property and equipment. In connection with any acquisition we make in the future, we may record additional goodwill depending on the terms of the acquisition. According to declines in the profitability of our assets, we may be required to record an impairment loss. Any significant amount of such impairment losses will adversely affect our results of operations and financial condition.

Our results of operations will be negatively affected if we are required to reduce our deferred tax assets.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we are required to reduce our deferred tax assets. In the event of a deterioration in market conditions or results of operations in which we determine that there is additional uncertainty regarding realization of all or part of our net deferred tax assets, the resulting adjustment to our deferred tax assets would decrease our income during the period in which such determination is made.

Because our sales to overseas customers are denominated predominantly in U.S. dollars and other foreign currencies, we are exposed to exchange rate risks that could harm our results of operations and shareholders’ equity.

Sales to customers outside Japan accounted for 81.9%, 82.1% and 84.7% of our consolidated net sales during the fiscal years ended March 31, 2014, 2015 and 2016, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar, Euro, the Chinese yuan and Thai baht. As a result, the appreciation of the Japanese yen against the U.S. dollar, Euro and other currencies will generally have a negative effect on our sales, operating income and net income. In order to mitigate against this risk, in recent years we have been attempting to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations. We may also experience volatility in our shareholders’ equity as a result of foreign currency exchange rate fluctuations when the results of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in Japanese yen.

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

As of March 31, 2016, there were 296,601,024 outstanding shares of our common stock (excluding treasury stock), of which 42,050,256 shares, or 14.2%, of the outstanding shares are beneficially owned by our Chairman of the Board, President and CEO, Mr. Shigenobu Nagamori. These shares and, generally, the shares owned by other shareholders can be sold on the Tokyo Stock Exchange and otherwise in Japan at any time. Additional sales of a substantial amount of our common stock in the public market by a large shareholder, or the perception that such sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the issuance or sale of our securities. Also, in the future, we may issue or sell securities to raise cash for additional capital expenditures, working capital, research and development or acquisitions. We may also pay for interests in additional subsidiaries or affiliated companies by using common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

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

Item 4. Information on the Company.

A. History and Development of the Company.

Nidec Corporation is a joint stock corporation that was incorporated and registered under the Japanese Commercial Code (which was replaced by the Company Law in May 2006) of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha. Our corporate headquarters are located at 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205, Japan. Our main telephone number is +81-75-922-1111. As of March 31, 2016, we had 225 subsidiaries located in 32 countries, and four affiliated companies located in three countries. We had 96,602 employees worldwide, 91.4% of which were employed outside Japan, as of March 31, 2016.

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

•                  In July 2015, we acquired certain operating assets of China Tex Mechanical & Electrical Engineering Co., Ltd. (“China Tex MEE”), a Chinese manufacturer of switched reluctance motors and drives, with China Tex MEE to create a foothold for our industrial solutions business in China. The company was subsequently renamed “Nidec (Beijing) Drive Technologies Co., Ltd.”

•                  In August 2015, we acquired from its founding families all of the voting rights in Arisa, S.A., an Spanish company, which engages in development, manufacturing, sales and aftermarket services of large-sized servo press machines.

•                  In August 2015, we acquired from its founding members all of the voting rights in KB Electronics, Inc., an United States company, which engages in design, manufacture and sales of AC and DC electric motor drives and controls.

•                  In September 2015, we acquired business of E.M.G. Elettromeccanica S.r.l., an Italian company, which engages in development, production and sales of motors for commercial facilities such as swimming pool and spa, air and smoke ventilation, and household appliances and industrial equipment (brake motors, etc.).

•                  In September 2015, we acquired from its founding members all of the voting rights in PT. NAGATA OPTO INDONESIA, an Indonesian company, which engages in production of glass lens processing.

•                  In May 2016, we acquired from its major shareholder approximately 94.8% of the shares of ANA IMEP S.A., a Romanian company, which engages in development, production and sales of washing machine and drying machine motors.

•                  In May 2016, we acquired from its shareholders 100% of the ownership interest in E.C.E. S.r.l., an Italian company, which engages in development, manufacturing and sales of hoists for building constructions.

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

1995	We acquired newly-issued shares of Shimpo Industries Co., Ltd., currently Nidec-Shimpo Corporation, in February 1995 constituting 36.7% of its then outstanding shares.

1998	We acquired 17.7% of the outstanding shares of Copal Co., Ltd., currently Nidec Copal Corporation, from Fujitsu Limited in February 1998.

During Fiscal Year Ended March 31,	Event

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

2008	We acquired 51.7% of the common stock of Japan Servo Co., Ltd., currently Nidec Servo Corporation, a Japanese manufacturer of motors and motor-applied products, in April 2007.

During Fiscal Year Ended March 31,	Event
2009	We made Copal Yamada Corporation, a Japanese manufacturer of precision molds, a consolidated subsidiary by increasing our ownership interest in Copal Yamada to 68.4% in August 2008.

2010	We acquired all of the voting interests in the household motor business of Appliances Components Companies S.p.A. in Italy, currently Nidec Sole Motor Corporation S.R.L., in January 2010.

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

We acquired the remaining shares of Nidec-Sankyo in October 2012.

We acquired Kinetek Group Inc., a U.S. manufacturer of commercial motors, in November 2012.

During Fiscal Year Ended March 31,	Event

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

2016	We acquired Motortecnica s.r.l., a Italian manufacture of electrical rotating machinery, in May 2015.

We acquired SR Drive business of China Tex Mechanical & Electrical Engineering Ltd, currently Nidec (Beijing) Drive Technologies Co., Ltd., a Chinese manufacturer of switched reluctance motors and drives, in July 2015.

We acquired Arisa, S.A., currently Nidec Arisa S.L.U., a Spanish manufacturer of large-sized servo press machines, in August 2015.

We acquired KB Electronics, Inc., an United States company, which engages in design, manufacture and sales of AC and DC electric motor drives and controls, in August 2015.

We acquired business of E.M.G. Elettromeccanica S.r.l., an Italian company, which engages in development, production and sales of motors for commercial facilities such as swimming pool and spa, air and smoke ventilation, and household appliances and industrial equipment (brake motors, etc.) in September 2015.

During Fiscal Year Ended March 31,	Event
We acquired PT. NAGATA OPTO INDONESIA, currently P.T. Nidec Sankyo Opto Indonesia, an Indonesian company, which engages in production of glass lens processing in September 2015.

For a further discussion of our recent significant acquisitions and dispositions, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

For the fiscal years ended March 31, 2014, 2015 and 2016, our capital expenditures, as shown in our consolidated statements of cash flows for those fiscal years, were ¥40,297 million, ¥58,042 million and ¥81,918 million, respectively. Major capital expenditures in the last three fiscal years included investments in equipment used to manufacture small precision motors in Thailand, the Philippines and China. In addition, in the last three years, our major capital expenditures also included investments in equipment used to manufacture automotive, appliance, commercial and industrial products in the United States.

Our capital expenditures for the fiscal year ending March 31, 2017 are planned to include investments of approximately ¥40,371 million in manufacturing plants and facilities, mainly in Asia and Germany, and other investments for the following purposes:

•               to establish a basic research facility in Kyoto Prefecture, Japan;

•               to renew production-line equipment in our Asian and German factories manufacturing motors and modules for automotive products;

•               to renew production-line equipment in our Japanese factories manufacturing electronic and optical components and machinery; and

•               to establish a learning center in Kyoto Prefecture, Japan.

For more information on our capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

On April 21, 2016, we filed a Form 25 with the SEC for the voluntary delisting of our American Depositary Shares from the NYSE and the related deregistration with the SEC. In addition, on May 2, 2016, we also filed a Form 15F with the SEC to terminate our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Business Portfolio Transformation

We have grown to date by providing energy-saving, durable, low-noise, compact, light-weight and environmentally-friendly brushless DC motors primarily for the information technology (IT) industry. We derive a significant portion of our sales and profit streams from the market for hard disk drive (HDD) spindle motors and optical disk drive motors for data storage devices in personal computers, servers and consumer electronics. We have enjoyed the world’s largest market share of hard disk drives spindle motors since the 1980s. However in the early 2000s, Solid State Drives (SSD) emerged as an alternative device to HDD. SSD, storage devices using semiconductor memory, started competing with HDD in the market with its lighter, less power-consuming, less heat-generating and quieter features.

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

With these changes in the market orientation, we have been advancing a business portfolio transformation, a focus shift from the IT market to the automotive, appliance, commercial and industrial markets to achieve two key objectives. First, we seek to reduce our dependence on the IT market and diversify our business risks. Second, we seek opportunities to grow further through providing our high efficiency motor and motor drive systems. We strongly believe the demands for environmentally superior motors and associated equipment will increase in these markets.

The automobile industry has been making a full-scale effort to improve vehicle energy efficiency through electrification, reduce CO2 emissions and enhance vehicle safety. In response, we have been taking such actions as converting our HDD and other IT product factories into automotive motor production bases and shifting our R&D engineers of hard disk drives spindle motors to the area of automotive product development, moving our resources to the demand-growing automotive business, and endeavoring to utilize our technological advantages nurtured through hard disk drives spindle motor development, i.e. the technologies to make light, thin, short and compact products, in order to develop and manufacture automotive products.

In the appliance, industrial, commercial and application, many countries are making it mandatory to use motors with high energy efficiency, particularly where large motors are used in industrial applications.  Also expectations are growing for industrial robots for factory automation systems to realize better productivity and lower labor cost and for service robots for aging societies with a declining birth rate. Motors play essential roles in driving the machines and products used in these areas. We will continue to focus on supplying high-efficiency motors and related products and seeking growth in these markets.

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

In terms of post-merger integration, we utilize the production bases and facilities acquired across the world to facilitate synergies among our group companies, organize a global supply system, and accommodate the needs that are growing especially in emerging economies. Also, we integrate our motors with related technologies of the companies acquired and offer them as system products. As an example, we have been working on the integration of our automotive motors and automotive electronic control units (ECU) produced by Nidec Elesys with expertise in ECU manufacturing that we acquired in 2014, as well as the creation of electronic pump systems by integrating the automotive water and oil pumps produced by Nidec GPM, which we acquired in 2015, with our motors and ECUs. Developing motors and controllers together and integrating them as system products enable optimum combination, downsizing and cost reduction, which allows us to offer compelling value to our customers.

Production Engineering

We have business divisions per product area that controls and manages the whole process from product development to production. Business divisions are comprised of departments of product development, production engineering, product procurement, production and production control. All these departments are directly interconnected with one chain of command. Product development department focuses on designing products to cast customers’ requests into shape by reflecting their needs and making new suggestions based on its cumulated experiences as a motor development expert. Production engineering and product procurement departments prepare necessary equipment, machinery and materials, laying out a framework to start production most efficiently and speedily. Production department then commences the actual production under supervision of production control departments. Our strength lies in the customer-oriented product manufacturing supported by these departments’ collaborative efforts.

With an aim to generate new and novel applications that anticipate evolving global trends in demand, we established two R&D centers; Nidec Research and Development Center and Nidec Center for Industrial Science.

One of the Nidec Research and Development Center’s major roles is to adopt new future technologies and trends through conducting basic research for motors and the related products. This R&D center provides new ideas and casts them into shape through the incorporation of motors and associated technologies.

Nidec Center for Industrial Science primarily focuses on conducting production engineering research for efficient manufacturing, including turning the product models designed by product development departments and Nidec Research and Development Center into products that would be widely used in society. Nidec Center for Industrial Science realizes a low-cost and efficient manufacturing process that aims to maximize profitability in collaboration with the business divisions of the relevant product area.

Another role that these two R&D centers play is to bring forward a synergy of technologies as well as applications between small motors that we held from our foundation and mid- to large-sized motors that we gained from mergers and acquisitions. We grew to date primarily from small precision motors for the IT industry, which enabled us to develop unique technologies for making motor products smaller, thinner and shorter. In recent years, companies we acquired have been bringing larger size motors used for broader applications into the group. By merging the advantages of these different motors, these R&D centers endeavor to optimize the whole group’s product development and production activities.

These two R&D centers also strive to build a network of research resources from industry, government and universities through which researchers from different fields gather to exchange their diverse range of information. This way, we believe we will be able to select optimum research themes from numerous ideas. As we placed Nidec Motor Research and Development Center’s main office in the city of Kawasaki in Japan, with two other facilities in Singapore and Taiwan, and Nidec Center for Industrial Science in Kyoto in Japan, we expect each facility to connect with locally unique talent and form clusters of research capabilities to facilitate our R&D activities.

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

B. Business Overview.

We classify our products into five business groups based primarily on the similarity of products in type and use. The business groups and major categories of products offered in each business group as of March 31, 2015 are as follows:

•                      Small Precision Motors: Hard disk drives spindle motors and other small precision motors for optical disk drives, vibration mechanism for smartphone tactile feedback and silent mode features, electronic cooling fans, refrigerators, DVD recorders, laser printers, copiers, polygon scanners, automobiles and other applications;

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

Sales by Business Group and Product Category

The table below summarizes a breakdown of our consolidated net sales by business group and product category for each of the periods indicated:

	Year ended March 31,
	2014		2015		2016
	(in millions, except percentage data)
Small precision motors:
Hard disk drives spindle motors	¥185,506	21.2%	¥204,141	19.9%	¥207,974	17.7%
Other small precision motors	177,007	20.2%	193,858	18.9%	240,014	20.4%
Sub-total	362,513	41.4%	397,999	38.8%	447,988	38.1%
Automotive, appliance, commercial and industrial products	345,236	39.5%	460,007	44.7%	554,713	47.1%
Machinery	86,955	9.9%	98,800	9.6%	106,462	9.0%
Electronic and optical components	72,845	8.3%	65,050	6.3%	64,112	5.4%
Others	7,560	0.9%	6,529	0.6%	5,015	0.4%
Consolidated total	¥875,109	100.0%	¥1,028,385	100.0%	¥1,178,290	100.0%

Small Precision Motors

The small precision motors business mainly covers a broad array of direct-current, or DC, electric motors that operate in the output between 0.2W and 100W. This business group constitutes the core of our consolidated operations and accounted for 38.8% of our consolidated net sales for the fiscal year ended March 31, 2016. More than a majority of small precision motor sales are represented by brushless DC motors used in the computer, home electronics and office equipment industries.

This business group represented 38.1% of our consolidated net sales for the fiscal year ended March 31, 2016.

This business group is divided into two product categories according to application: (1) hard disk drives spindle motors and (2) other small precision motors. The details of each product category are as follows:

(1) Hard Disk Drives Spindle Motors

The products grouped into this category include brushless DC motors for hard disk drives used in personal computers, computer servers and a range of digital consumer electronics. This product category represented 46.4% of our small precision motors sales for the fiscal year ended March 31, 2016.

Our hard disk drives spindle motors fall into two types based on their hard disk drive form factors, or disk platter diameters, as follows:

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

In this market, we currently compete with Minebea Technology Co., Ltd.

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

The following are some of the recent general market trends we consider significant to our hard disk drives spindle motor business:

•                  Global demand for electronic data storage is expected to maintain constant growth, reflecting continued proliferation of personal and enterprise digital content that is stored, shared, protected and distributed in increasingly high volume. These data are stored in data centers rather than individual electronic devices.

•                  The hard disk drive industry’s focus is shifting further to cloud storage, a model of networked online storage where data is stored on multiple third-party servers at data centers. Increased-capacity, low electricity-consuming helium-filled HDDs are gaining popularity for this application.

•                  Demand in conventional PCs installed with HDDs is shifting to handheld devices (e.g., smartphones and tablet PCs) installed with solid-state-drives (SSDs). Demand for PCs installed with SSDs is increasing as well.

•                  SSD-based handheld devices and PCs will remain major competitors to conventional HDD-based PCs. Operating in the cloud storage environment and using SSDs as their only built-in storage media, these devices are, on the one hand, serving as a catalyst for the high-capacity, server-oriented hard disk drives market but, on the other hand, posing a constraint on the low-capacity hard disk drives market.

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

•                      position or motion control mechanism for industrial control equipment and home electronics (e.g., camcorders, digital single-lens-reflex cameras and car navigation systems); and

•                      factory automation control units;

•                      actuators for tactile devices.

This product category represented 53.6% of our small precision motors sales for the fiscal year ended March 31, 2016.

The types of electric motors we manufacture for these applications range from brush and brushless DC motors to stepping motors, coreless motors, servo motors and silent geared motors. A significant portion of the operations relating to this product category is conducted by Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Servo Corporation and Nidec Seimitsu Corporation. In this product category, our major customers are Japanese, Korean, Taiwanese and Chinese electronics companies. Our primary competitors are Asian component manufacturers, including our customers’ motor manufacturing divisions.

The tactile devices business was added to this business category in the year ended March 31, 2016, and sales from this business increased significantly compared to the prior year. Tactile devices are used for touch panels of electronic devices such as smartphones and PCs. The sensor on tactile devices detects touch pressure exerted on a touch panel, and the actuator we manufacturer creates and provides a tactile feedback. Tactile devices are expected to be used in more applications such as automotive, wearable and robotics products.

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

This business group represented 47.1% of our consolidated net sales for the fiscal year ended March 31, 2016.

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

Our largest customers include automobile manufacturers such as Honda Motor Co., Ltd. and Fuji Heavy Industries Ltd., EPS manufacturers such as NSK Ltd, Robert Bosch Automotive Steering GmbH, ZF Friedrichshafen AG and Showa Corporation, and automotive component manufacturers such as JATCO Ltd., Nissin Kogyo Co., Ltd., Valeo S.A. and Continental AG. In the automotive motors business, we compete with independent Tier-2 automotive component manufacturers and Tier-1 automotive component manufacturers’ own motor manufacturing units worldwide. In the automotive components business, electronic control unit business and sensor products business, we compete with Tier-1 automotive component manufacturers.

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

Supported by such policies of these countries, there are growing needs for automobiles that minimize the use of fossil fuels and curb the generation of GHG. One way to realize such automobiles is to replace engines, which have so far been used to drive vehicles, with motors, not by fossil fuel but electricity. With automobile electrification, an engine can be completely replaced or its burden can be reduced. The best examples of this notion are electric vehicles which run on motors rotated by the power accumulated in batteries installed in the vehicles, plug-in hybrid and hybrid vehicles which run by using a battery and an engine in combination. Another example is motor-assisted electric power steering that replaces the hydraulic assisted steering systems that use engine power. Also, electric oil pumps and electric water pumps replace conventional pumps driven by engines. These applications are spreading backed by the enforcement of tighter regulations for environmental protection.

Vehicle safety

A second trend is the diffusion of the Advanced Driving Assistant Systems, or ADAS, developed to automate and enhance vehicle safety. Most traffic accidents occur due to driver-attributable errors (e.g. recognition error, decision error, and performance error, etc.), which are prompting the needs for automobile safety in society. The automobile safety technologies are shifting from seatbelts, airbags and other technologies that weaken the impact of a crash to those that actively prevent accidents by alleviating and averting collisions. ADAS is a major system that enables such prevention of accidents, primary examples of which are automatic emergency braking, adaptive cruise control and lane keeping system. These function when mainly sensors, Electronic Control Unit (ECU) and motors operate in conjunction. The core of this ADAS is the automatic braking system, which applies the brakes to a vehicle as soon as its camera or radar detects a hazard. This function comprises a sensor, including a camera and radar; a controller called ECU, which sends motors commands based on information from the sensor; and motors which apply the brakes to the vehicle. In many countries, automatic braking system is coming to be installed as a standard function. In the United States, major OEM automobile manufacturers agreed to make automatic breaking a standard feature in new vehicles. The EU has been making the installation of such systems in large trucks and buses obligatory. In light of these circumstances, more and more vehicles are expected to be installed with ADAS functions, and their demand is expected to continue to grow.

Also, while automation functions are becoming more sophisticated, IT companies and automobile manufacturers are now trying to realize autonomous driving vehicles. Some of the key component technologies currently used in ADAS are expected to equally underpin significant autonomous vehicle development into the future, resulting in the further advancement of existing ADAS technology.

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

Air-conditioners business

Approximately half of appliance, commercial and industrial products revenue derives from air-conditioners, with Nidec Techno Motor Corporation selling room air-conditioner motors mainly for Asia, and Nidec Motor Corporation selling centralized air-conditioner motors for households and commercial facilities in the United States. The primary target of the room air-conditioner motors that Nidec Techno Motor Corporation sells is the Chinese market, which is growing rapidly especially in recent years. With the Chinese government introducing energy-saving measures in full scale and obliging the use of energy-saving air conditioners, the number of inverter air conditioners, the most energy-efficient product of its kind, is increasing in the market.

An inverter air conditioner is able to provide a precise temperature without fluctuations as an inverter controls the speed of compressor motor frequency. The compressor motor slows down when the room temperature reaches the set condition. By contrast, conventional air conditioners without inverters are constantly switched on and off without its compressor motor being controlled. It runs either at maximum speed or stops running completely. For consumers, inverter air conditioners cost more to buy, but are more efficient on running, which saves them on the total cost.

Demand for inverter-air-conditioners is exhibiting a notable increase particularly in emerging countries in which electricity shortage are of vital concern. Our current strategic emphasis is on capturing new demand opportunities arising from the ongoing technological shift in regional air-conditioning markets by expanding sales of energy-efficient brushless DC motors for inverter air-conditioning systems.

Industrial solution business

In the industrial solution business, we are focusing on the sales of motors and motor drives (low- and medium-voltage) for oil- and gas-related and other types of energy infrastructure. We also offer a comprehensive solution, including designing, construction, operation, maintenance and others, of wind and photovoltaic power generation systems. A significant portion of this business is related to public investments mainly in the North American, European and Asian countries.

It is estimated that motors and motor systems account for approximately one half of all electricity consumed around the world, of which industrial motors account for about 60%. With such massive amounts of power consumed in the industrial field, a global energy-conservation standard has been established to address environmental issues, and regulations have been made effective in various nations accordingly. The AC induction motor, which is an inexpensive and cost-effective motor that converts electrical energy to rotational mechanical power, is used as a standard product by manufacturing companies. This motor, which users can obtain easily, is used most commonly in industrial applications, for pumps, compressors and blowers, and used in great quantities in the world. Amid environmental concerns, worldwide efforts are being made to regulate the efficiency of mass-produced, high power-consuming AC induction motors. In 2010, the United States obligated the use of motors that are IE3 (Premium Efficiency) or higher level of the International Electrotechnical Commission (IEC), while, in 2015, the use of IE3-level motors was made obligatory in Europe and Japan as well.

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

This business group generally exhibits a marked sensitivity to capital spending fluctuations, owing to its high exposure to the factory automation systems market. This business group represented 9.0% of our consolidated net sales for the fiscal year ended March 31, 2016.

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

This business group represented 5.4% of our consolidated net sales for the fiscal year ended March 31, 2016.

Others

The Others business consists of services and music box products, and is primarily conducted by Nidec Corporation and Nidec Sankyo Corporation. This business group represented 0.4% of our consolidated net sales for the fiscal year ended March 31, 2016.

Sales by Geographic Market

The following tables present a breakdown of our geographic revenues based on the locations of business entities generating sales and the locations of customers for each of the periods indicated. In the following tables, inter-group transactions have been eliminated in consolidation.

Geographic revenues based on the locations of business entities generating sales

	Year ended March 31,
	2014		2015		2016
	(in millions, except percentage data)
Japan	¥238,278	27.2%	¥268,416	26.1%	¥271,571	23.1%
United States	132,117	15.1%	174,521	17.0%	197,235	16.7%
Singapore	63,950	7.3%	70,956	6.9%	72,727	6.2%
Thailand	85,435	9.8%	90,813	8.8%	106,998	9.1%
Germany	38,043	4.3%	44,756	4.3%	87,502	7.4%
China	197,134	22.5%	235,409	22.9%	293,353	24.9%
Other	120,152	13.8%	143,514	14.0%	148,904	12.6%
Consolidated total	¥875,109	100.0%	¥1,028,385	100.0%	¥1,178,290	100.0%

Geographic revenues based on the locations of customers

	Year ended March 31,
	2014		2015		2016
	(in millions, except percentage data)
North America	¥155,802	17.8%	¥197,559	19.2%	¥230,698	19.6%
Asia	447,667	51.2%	528,176	51.4%	600,840	51.0%
Europe	103,940	11.9%	108,186	10.5%	152,412	12.9%
Other	8,904	1.0%	10,775	1.0%	14,452	1.2%
Overseas sales total	716,313	81.9%	844,696	82.1%	998,402	84.7%
Japan	158,796	18.1%	183,689	17.9%	179,888	15.3%
Consolidated total	¥875,109	100.0%	¥1,028,385	100.0%	¥1,178,290	100.0%

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

Intellectual Property

In the ordinary course of business, we submit patent applications in Japan, the United States, China and other countries. We also seek patent protection in various foreign countries where our patented technologies are used. While, from time to time, we seek to enforce our patents in patent infringement lawsuits or otherwise, we do not believe that there is any single patent or group of patents which are critical to our principal business segments.

Legal Proceedings

We are involved in several actions and proceedings in the world in the ordinary course of our business. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial conditions or result of operations.

C. Organizational Structure.

The following table presents summary information on our major consolidated subsidiaries as of March 31, 2016:

Name	Country	Principal business	Percentage owned by us as of March 31, 2016
			(%)
Consolidated subsidiaries

Nidec Electronics (Thailand) Co., Ltd.	Thailand	Manufacture and sales of spindle motors for hard disk drives	99.9%

Nidec Singapore Pte. Ltd.	Singapore	Sales of spindle motors for hard disk drives, and other small precision motors	100.0%

Nidec (H.K.) Co., Ltd.	China	Sales of spindle motors for hard disk drives, and other small precision motors	100.0%

Nidec Sankyo Corporation	Japan	Manufacture and sales of machinery, automotive products, electronic parts and other small precision motors	100.0%

Nidec Copal Corporation	Japan	Manufacture and sales of optical and electronic parts, machinery and other small precision motors	100.0%

Nidec Techno Motor Corporation	Japan	Manufacture and sales of commercial and industrial products	100.0%

Nidec Motor Corporation	United States	Manufacture and sales of home appliance, commercial and industrial products	100.0%

Nidec Motors & Actuators (Germany) GmbH	Germany	Manufacture and sales of automotive products	100.0%

D. Property, Plants and Equipment.

Our principal executive offices are located in Kyoto, Japan and occupy approximately 36,119 square meters of office space. At March 31, 2016, we operated manufacturing and sales facilities through 25 Japanese subsidiaries and 200 foreign subsidiaries. These facilities are located in Japan, China, Europe, the United States, Mexico, Thailand, Vietnam, Indonesia, the Philippines, Singapore, South Korea, Taiwan, Malaysia, Canada, India, Brazil, Cambodia, Colombia, Turkey, Federated States of Micronesia, United Arab Emirates and Venezuela.

The following table sets forth information, as of March 31, 2016, with respect to our principal manufacturing facilities and other facilities:

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

Facility name	Location	Floor space (square meters)	Principal products and function

Nagano Technical Center(1)	Nagano	16,784	Development and manufacture of spindle motors for hard disk drives, and manufacturing base support, and development of pivot assemblies

Nidec Copal Corporation Shiojiri Factory(1)	Nagano	16,452	Manufacture of machinery

Nidec Tosok Corporation Yamanashi Factory(1)	Yamanashi	16,320	Manufacture of automotive products

Facility name	Location	Floor space (square meters)	Principal products and function
Outside Japan:

Nidec Philippines Corporation(3)	Philippines	85,302	Manufacture of spindle motors for hard disk drives

Nidec (Dalian) Limited(5)	China	67,950	Manufacture of other small precision motors and automotive products

Kinetek De Sheng (Foshan) Motor Co., Ltd.(1)	China	59,005	Development and manufacture of appliance, commercial and industrial products

Nidec ASI S.p.A.(5)	Italy	58,381	Development and manufacture of appliance, commercial and industrial products

Avtron Industrial Automation Inc.(1)	United States	58,000	Development and manufacture of appliance, commercial and industrial products

Nidec Sankyo Vietnam Corporation(2)	Vietnam	57,450	Manufacture of other small precision motors

Nidec Tosok (Vietnam) Co., Ltd.(2)	Vietnam	55,572	Manufacture of automotive products

Nidec Shibaura (Zhejiang) Co., Ltd.(5)	China	52,097	Manufacture of appliance, commercial and industrial products

Nidec Copal Precision (Vietnam) Corporation(2)	Vietnam	48,000	Manufacture of electronic and optical components and other small precision motors

Nidec Motors & Actuators Mexico S. de R.L. de C.V.(1)	Mexico	46,769	Manufacture of automotive products

Nidec Electronics (Thailand) Co., Ltd. Rojana Factory(1)	Thailand	43,230	Manufacture of spindle motors for hard disk drives

Nidec Sankyo (Zhejiang) Corporation(5)	China	43,128	Manufacture of machinery

Nidec Electronics (Thailand) Co., Ltd. Rangsit Factory(1)	Thailand	43,110	Manufacture of spindle motors for hard disk drives

Nidec (Zhejiang) Corporation(5)	China	41,000	Manufacture of spindle motors for hard disk drives

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec GPM GmbH(1)	Germany	40,708	Manufacture of automotive products

Nidec Component Technology (Thailand) Co.Ltd(1)	Thailand	40,000	Manufacture of spindle motors for hard disk drives

Nidec (Dongguan) Limited(4)	China	39,880	Manufacture of other small precision motors

Nidec Copal (Thailand) Co., Ltd.(1)	Thailand	39,771	Manufacture of electronic and optical components

Nidec-Shimpo (Zhejiang) Corporation(5)	China	39,287	Manufacture of machinery

Nidec Subic Philippines Corporation(2)	Philippines	38,750	Manufacture of spindle motors for hard disk drives

Nidec Minster Corporation(1)	United States	38,000	Manufacture of machinery

Nidec Sankyo Electronics (Shaoguan) Co., Ltd.(2)	China	38,000	Manufacture of other small precision motors

Nidec Vietnam Corporation(2)	Vietnam	36,314	Manufacture of other small precision motors

Nidec Motor Corporation Mena, AR(1)	United States	32,000	Manufacture of appliance, commercial and industrial products

Nidec Motors & Actuators (Germany) GmbH(1)	Germany	31,120	Manufacture of automotive products

Compania de Motores Domesticos, S.A. de C.V. (1)	Mexico	31,000	Manufacture of appliance, commercial and industrial products

Nidec Seimitsu Motor Technology (Dongguan) Co., Ltd.(4)	China	30,970	Development and manufacture of other small precision motors

Nidec Automobile Motor (Zhejiang) Corporation(4)	China	30,438	Manufacture of automotive products

FIR Electromeccanica S.r.l(5)	Italy	30,300	Development and manufacture of appliance, commercial and industrial products

Nidec Shibaura Electronics (Thailand) Co., Ltd.(1)	Thailand	28,476	Manufacture and sales of appliance, commercial and industrial products

Nidec Sankyo (Dongguan) Precision Corporation(4)	China	28,307	Manufacture of electronic and optical components

Nidec Motor Corporation Paragould, AR(1)	United States	28,000	Manufacture of appliance, commercial and industrial products

Nidec Sole Motor Corporation S.R.L.(1)	Italy	27,918	Development and manufacture of automotive products

Nidec Copal (Zhejiang) Co., Ltd.(5)	China	27,145	Manufacture of machinery and electronic and optical components

Nidec Tosok System Engineering (Zhejiang) Corporation(4)	China	26,480	Manufacture of automotive products

Facility name	Location	Floor space (square meters)	Principal products and function
Nidec Copal Electronics (Zhejiang) Co., Ltd.(5)	China	26,000	Manufacture of electronic and optical components

Nidec Sankyo Electronics (Dongguan) Corporation(4)	China	25,600	Manufacture of electronic and optical components

Motores U.S. de Mexico S.A. de C.V.(1)	Mexico	25,000	Manufacture of appliance, commercial and industrial products

The Imperial Electric Company(5)	United States	23,300	Development and manufacture of appliance, commercial and industrial products

Higashifuji Shanghai Co., Ltd.(4)	China	22,895	Manufacture of automotive products

Nidec Seimitsu Vietnam Corporation(1)	Vietnam	22,291	Manufacture of other small precision motors

Nidec Component Technology (Suzhou) Co., Ltd.(1)	China	20,254	Manufacture of small precision motors

Emerson (China) Motor Co., Ltd.(4)	China	20,000	Manufacture of appliance, commercial and industrial products

Nidec Sole Motor Hungary K.F.T.(1)	Hungary	19,489	Manufacture of automotive products

Nidec (Shaoguan) Limited(4)	China	19,307	Manufacture of other small precision motors

PT. Higashifuji Indonesia(1)	Indonesia	18,005	Manufacture of appliance, commercial and industrial products

Nidec Servo Vietnam Corporation(2)	Vietnam	18,000	Manufacture of other small precision motors

Nidec Laminaciones de Acero SA de CV(1)	Mexico	17,600	Manufacture of appliance, commercial and industrial products

Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.(4)	China	17,400	Manufacture of machinery

Nidec India Pte. Ltd(2)	India	15,413	Manufacture of automotive products

Nidec Tosok Precision Vietnam Co., Ltd.(2)	Vietnam	15,000	Manufacture of automotive products

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

As of March 31, 2016, the aggregate book value of the land and buildings we owned was ¥144 billion, and the aggregate book value of machinery and equipment we owned was ¥171 billion. In addition to the property we own, we lease other equipment used in our operations.

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

Introduction

We are one of the leading global manufacturers of electric motors and related components and equipment, particularly in the global market for spindle motors for hard disk drives. We manufacture and sell spindle motors for hard disk drives and various other small precision brushless direct current electricity, or DC, motors, as well as electric motors for the automotive, appliance, commercial and industrial products markets through 25 subsidiaries in Japan and 200 subsidiaries in other countries, including China, the United States, Mexico, Thailand, Vietnam, Germany, Indonesia, Italy, the Philippines, Singapore, South Korea, Taiwan, France, Malaysia, Spain, the United Kingdom, Brazil, Canada, India, Cambodia, Colombia, Federated States of Micronesia, Hungary, Luxembourg, the Netherlands, Poland, Romania, Russia, Turkey, the United Arab Emirates and Venezuela, as of March 31, 2016.

Adoption of International Financial Reporting Standards (“IFRS”) and Voluntary Delisting of American Depositary Shares from the New York Stock Exchange (“NYSE”)

On April 11, 2016, we decided to adopt IFRS for our consolidated financial statements in lieu of the current U.S. GAAP following a resolution at a meeting of the Board of Directors on April 9, 2016 to further strengthen and improve the efficiency of our financial reporting. We plan to begin disclosing our consolidated financial statements according to IFRS from the first quarter of the fiscal year ending March 31, 2017.

On April 21, 2016, we filed a Form 25 with the SEC for the voluntary delisting of our American Depositary Shares from the NYSE and the related deregistration with the SEC. In addition, on May 2, 2016, we also filed a Form 15F with the SEC to terminate our reporting obligations under Exchange Act.

Our Recent Acquisition Activities

As discussed in “Item 4.A. Information on the Company—History and Development of the Company,” we have sought growth by acquiring or investing in companies with motors, drives and other related products and technologies. Depending on the circumstances, we acquire a majority interest or a substantial minority interest in the target companies. Our approach has been to identify underperforming companies with advanced products and technologies. We have recently entered into the following transactions:

•                  In May 2015, we acquired all of the voting rights in Motortecnica s.r.l., an Italian company, which consists of design, manufacturing, repair, maintenance and servicing of electrical rotating machinery for ¥1,897 million in cash in order to strengthen our service business and expand in the generators market.

•                  In June 2015, we additionally acquired a certain amount of the voting rights in Sejin Electron (Hong Kong) Co., Limited, a Chinese company, which consists of manufacture and marketing of automotive parts and appliance motors for ¥424 million in cash in order to strengthen our manufacturing capacity and expand in the automotive and appliance market.

•                  In July 2015, we acquired the switched reluctance (SR) motor and drive business of China Tex Mechanical & Electrical Engineering Ltd., a Chinese company, which consists of design, development, manufacture and marketing of SR motors and drives for ¥407 million in cash in order to start manufacturing and developing SR motors and drives in China.

•                  In August 2015, we acquired all of the voting rights in Arisa, S.A., a Spanish company, which consists of development, manufacturing, sales and aftermarket services of large-sized servo press machines for ¥3,878 million in cash in order to effectively supplement our overall press machine business and enhance our brand exposure to the European automotive industry.

•                  In August 2015, we acquired all of the voting rights in KB Electronics, Inc., a U.S. company, which consists of design, manufacture and sales of AC and DC electric motor drives and controls for ¥3,672 million in cash in order to add KB drives and controls into our product portfolio and expand our ability to provide packaged solutions to customers.

•                  In September 2015, we acquired the business of E.M.G. Elettromeccanica S.r.l., an Italian company, which consists of development, production and sales of motors for commercial facilities for ¥931 million in cash in order to draw on its core strengths and gain a strong foothold in the world market for commercial and residential solutions.

•                  On September 2015, we acquired all of the voting rights in PT. NAGATA OPTO INDONESIA, an Indonesian company, which consists of processing of glass lenses for ¥212 million in cash in order to grow our automotive lens unit business.

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

Effects of Foreign Currency Fluctuations

A significant portion of our business is conducted in currencies other than the yen, most significantly, the U.S. dollar. Our business is thus sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. As of March 31, 2014, 2015 and 2016, the exchange rate of the yen against the U.S. dollar was ¥102.92, ¥120.17 and ¥112.68 to the U.S. dollar, respectively. As of June 3, 2016, the yen-U.S. dollar exchange rate was ¥108.91 to the U.S. dollar.

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

Two-for-One Stock Split

Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. The stock split did not result in any change in the ratio of shares of our common stock per ADS, which has remained unchanged at one-fourth of one share of our common stock per ADS.

Issuance of Straight Bonds

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

Partial Early Redemption of Convertible Bonds

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

Cost of products sold

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

Our cost of sales, including both fixed costs and variable costs, during the fiscal years ended March 31, 2015 and March 31, 2016, consisted principally of:

•                  costs of materials and parts;

•                  personnel costs;

•                  depreciation and amortization;

•                  electricity and facility maintenance expenses; and

•                  manufacturing expenses.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of salaries, commissions, and other expenses relating to our selling, general and administrative activities.

Research and development expenses

Research and development expenses primarily relate to personnel costs and depreciation of equipment relating to our research and development activities. For more information, see “—C. Research and Development, Patents and Licenses, etc.”

Results of Operations

The following table sets forth selected information relating to our income and expense items for each of the three years ended March 31, 2016:

	Yen in millions
	For the year ended March 31,
	2014	2015	2016
Net sales	¥875,109	¥1,028,385	¥1,178,290
Operating expenses:
Cost of products sold	674,903	786,486	908,311
Selling, general and administrative expenses	77,534	85,781	93,463
Research and development expenses	37,808	45,179	51,978
	790,245	917,446	1,053,752
Operating income	84,864	110,939	124,538
Other income (expense):
Interest and dividend income	2,376	2,359	1,913
Interest expense	(1,526)	(1,487)	(2,228)
Foreign exchange (loss) gain, net	(56)	804	(153)
Gain on marketable securities, net	245	70	946
Other, net	(1,443)	(5,593)	(5,688)
	(404)	(3,847)	(5,210)
Income before income taxes	84,460	107,092	119,328
Income taxes	(25,658)	(29,033)	(26,466)
Equity in net (loss) income of affiliated companies	(25)	29	1
Consolidated net income	58,777	78,088	92,863
Less: Net income attributable to noncontrolling interests	(2,505)	(2,073)	(1,053)
Net income attributable to Nidec Corporation	¥56,272	¥76,015	¥91,810

	Yen
Per share data:(1)
Net income attributable to Nidec Corporation:
Basic	¥206.82	¥271.61	¥309.32
Diluted	193.50	256.05	308.19
Cash dividends paid	42.50	57.50	80.00

Note:

(1) Effective April 1, 2014, we implemented a two-for-one stock split of our common stock. All prior per share amounts in this table have been retroactively adjusted to reflect the effect of the stock split.

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect the valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (currently, Nidec GPM GmbH) in the fiscal year ended March 31, 2015. Nidec completed its valuation of such assets and liabilities of Nidec GPM GmbH during the three months ended September 30, 2015. The effect of the adjustments for each consolidated financial statement is disclosed in note 3 of our consolidated financial statements included elsewhere in this report.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Net Sales

The following table is a summary of our net sales for the years ended March 31, 2015 and 2016 by product category. For a detailed discussion of our product categories, see “Item 4.B. Information on the Company—Business Overview.”

	Yen in millions
	For the year ended March 31,
	2015	2016	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥204,141	¥207,974	¥3,833	1.9%
Other small precision motors	193,858	240,014	46,156	23.8%
Sub-total	397,999	447,988	49,989	12.6%
Automotive, appliance, commercial and industrial products	460,007	554,713	94,706	20.6%
Machinery	98,800	106,462	7,662	7.8%
Electronic and optical components	65,050	64,112	(938)	(1.4)%
Others	6,529	5,015	(1,514)	(23.2)%
Consolidated total	¥1,028,385	¥1,178,290	¥149,905	14.6%

Our net sales increased ¥149,905 million, or 14.6%, from ¥1,028,385 million for the year ended March 31, 2015 to ¥1,178,290 million for the year ended March 31, 2016. This increase was due to the net sales at newly consolidated subsidiaries (the “Newly Consolidated Subsidiaries”), and the positive effects of the fluctuations of the foreign currency exchange rates as described below. The Newly Consolidated Subsidiaries consist of:

•                      Nidec GPM GmbH and its subsidiaries (“Nidec GPM”), a German manufacturer of pumps and modules for passenger cars and commercial vehicles, which we acquired in February 2015.

Excluding the impact of the contributions of the Newly Consolidated Subsidiaries, our net sales increased ¥105,053 million, or 10.2%, from ¥1,025,118 million for the year ended March 31, 2015 to ¥1,130,171 million for the year ended March 31, 2016.

The average exchange rate between the Japanese yen and the U.S. dollar for the year ended March 31, 2016 was ¥120.14 to the dollar, which represented a depreciation of the Japanese yen against the U.S. dollar of approximately 9% compared to the year ended March 31, 2015. The average exchange rate between the Japanese yen and the Euro for the year ended March 31, 2016 was ¥132.58 to the Euro, which represented an appreciation of the Japanese yen against the Euro of approximately 4% compared to the year ended March 31, 2015. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥62,100 million for the year ended March 31, 2016 compared to the year ended March 31, 2015.

(Small precision motors)

Net sales of small precision motors increased ¥49,989 million, or 12.6%, from ¥397,999 million for the year ended March 31, 2015 to ¥447,988 million for the year ended March 31, 2016. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of small precision motors of approximately ¥34,200 million for the year ended March 31, 2016 compared to the year ended March 31, 2015. Net sales of each product category included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥3,833 million, or 1.9%, from ¥204,141 million for the year ended March 31, 2015 to ¥207,974 million for the year ended March 31, 2016. The increase in net sales of hard disk drives spindle motors was attributable to the positive effects of the fluctuations of the foreign currency exchange rates. The number of units sold of small precision motors for hard disk drives for the year ended March 31, 2016 decreased approximately 10% compared to the year ended March 31, 2015. The decline in unit sales reflects the continuing decline of the hard disk drive market.

Net sales of hard disk drives spindle motors accounted for 19.8% of total net sales for the year ended March 31, 2015 and 17.7% of total net sales for the year ended March 31, 2016.

Other small precision motors

Net sales of other small precision motors increased ¥46,156 million, or 23.8%, from ¥193,858 million for the year ended March 31, 2015 to ¥240,014 million for the year ended March 31, 2016. This increase was mainly due to increases in sales of fan motors and other small motors.

Net sales of other small precision motors accounted for 18.9% of total net sales for the year ended March 31, 2015 and 20.4% of total net sales for the year ended March 31, 2016.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥94,706 million, or 20.6%, from ¥460,007 million for the year ended March 31, 2015 to ¥554,713 million for the year ended March 31, 2016. The fluctuations of the foreign currency exchange rates had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥20,900 million for the year ended March 31, 2016 compared to the year ended March 31, 2015.

Net sales of appliance, commercial and industrial products increased ¥20,377 million, or 7.7%, from ¥263,005 million for the year ended March 31, 2015 to ¥283,382 million for the year ended March 31, 2016. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products increased ¥74,329 million, or 37.7%, from ¥197,002 million for the year ended March 31, 2015 to ¥271,331 million for the year ended March 31, 2016. This was primarily due to the contribution of the Newly Consolidated Subsidiaries as well as the positive effect of the foreign currency exchange rate fluctuations, in addition to the increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems at the Nidec Elesys group.

Net sales of our automotive, appliance, commercial and industrial products accounted for 44.8% of our total net sales for the year ended March 31, 2015 and 47.1% of total net sales for the year ended March 31, 2016.

(Machinery)

Net sales of our machinery increased ¥7,662 million, or 7.8%, from ¥98,800 million for the year ended March 31, 2015 to ¥106,462 million for the year ended March 31, 2016. The increase was mainly due to increases in sales of LCD panel handling robots and card readers at the Nidec Sankyo group.

Net sales of our machinery accounted for 9.6% of our total net sales for the year ended March 31, 2015 and 9.0% of total net sales for the year ended March 31, 2016.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥938 million, or 1.4%, from ¥65,050 million for the year ended March 31, 2015 to ¥64,112 million for the year ended March 31, 2016. This decrease was primarily attributable to a decrease in sales of components for digital cameras.

Net sales of electronic and optical components accounted for 6.3% of our total net sales for the year ended March 31, 2015 and 5.4% of total net sales for the year ended March 31, 2016.

(Others)

Net sales of our other products decreased ¥1,514 million, or 23.2%, from ¥6,529 million for the year ended March 31, 2015 to ¥5,015 million for the year ended March 31, 2016.

Net sales of other products accounted for 0.6% of total net sales for the year ended March 31, 2015 and 0.4% of total net sales for the year ended March 31, 2016.

Cost of Products Sold

Our cost of products sold increased ¥121,825 million, or 15.5%, from ¥786,486 million for the year ended March 31, 2015 to ¥908,311 million for the year ended March 31, 2016. Excluding the impact of the Newly Consolidated Subsidiaries, our cost of products sold increased ¥84,170 million, or 10.7%, from ¥783,451 million for the year ended March 31, 2015 to ¥867,621 million for the year ended March 31, 2016. This increase was mainly due to the impact of the depreciation of the Japanese yen against other currencies and the overall increase in sales.

As a percentage of net sales, our cost of products sold increased from 76.5% for the year ended March 31, 2015 to 77.1% for the year ended March 31, 2016. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold increased from 76.4% for the year ended March 31, 2015 to 76.8% for the year ended March 31, 2016.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥7,682 million, or 9.0%, from ¥85,781 million for the year ended March 31, 2015 to ¥93,463 million for the year ended March 31, 2016. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥5,350 million, or 6.2%, from ¥85,621 million for the year ended March 31, 2015 to ¥90,971 million for the year ended March 31, 2016. This increase was mainly due to the depreciation of the Japanese yen against other currencies and higher personnel expenses.

As a percentage of net sales, selling, general and administrative expenses decreased from 8.3% for the year ended March 31, 2015 to 7.9% for the year ended March 31, 2016. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.4% for the year ended March 31, 2015 to 8.0% for the year ended March 31, 2016.

Research and Development Expenses

Our research and development expenses increased ¥6,799 million, or 15.0%, from ¥45,179 million for the year ended March 31, 2015 to ¥51,978 million for the year ended March 31, 2016. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥5,482 million, or 12.2%, from ¥45,087 million for the year ended March 31, 2015 to ¥50,569 million for the year ended March 31, 2016. This increase was mainly due to our increased spending in research and development activities relating to products in the small precision motors category and automotive, appliance, commercial and industrial products category.

For further information on our research and development expenses, including a discussion on an operating segment basis, see “—C. Research and Development, Patents and Licenses, etc.”

As a percentage of net sales, both of research and development expenses for the year ended March 31, 2015 and 2016, were 4.4%. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses increased from 4.4% for the year ended March 31, 2015 to 4.5% for the year ended March 31, 2016.

Operating Income

As a result of the foregoing, our operating income increased ¥13,599 million from ¥110,939 million for the year ended March 31, 2015 to ¥124,538 million for the year ended March 31, 2016.

As a percentage of net sales, operating income decreased from 10.8% for the year ended March 31, 2015 to 10.6% for the year ended March 31, 2016.

Other Income (Expense)

Our other expenses increased ¥1,363 million from ¥3,847 million for the year ended March 31, 2015 to ¥5,210 million for the year ended March 31, 2016. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses increased ¥1,102 million from ¥3,849 million for the year ended March 31, 2015 to ¥4,951 million for the year ended March 31, 2016. This increase was mainly due to an increase in interest expense and a decrease in foreign exchange gain, despite an increase in gain from marketable securities.

We recorded net foreign exchange loss of ¥153 million for the year ended March 31, 2016, compared to net foreign exchange gain of ¥804 million for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange gain decreased ¥657 million from ¥804 million for the year ended March 31, 2015 to ¥147 million for the year ended March 31, 2016. This decrease was mainly due to the negative impact of depreciation in the value of Japanese yen against the U.S. dollar, despite the positive impact of the depreciation in the value of the Thai baht against the U.S. dollar.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar, between the Japanese yen and the Euro and between the Japanese yen and the Thai baht as of the dates indicated:

Currency	March 31, 2014	March 31, 2015	Fluctuation from March 31, 2014 to March 31, 2015	March 31, 2016	Fluctuation from March 31, 2015 to March 31, 2016
U.S. Dollar ($1.00)	¥102.92	¥120.17	¥17.25	¥112.68	¥(7.49)
Euro (€1.00)	¥141.65	¥130.32	¥(11.33)	¥127.70	¥(2.62)
Thai baht (฿1.00)	¥3.17	¥3.70	¥0.53	¥3.19	¥(0.51)

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥12,236 million from ¥107,092 million for the year ended March 31, 2015 to ¥119,328 million for the year ended March 31, 2016.

As a percentage of net sales, our income before income taxes decreased from 10.4% for the year ended March 31, 2015 to 10.1% for the year ended March 31, 2016.

Income Taxes

Our income taxes decreased ¥2,567 million from ¥29,033 million for the year ended March 31, 2015 to ¥26,466 million for the year ended March 31, 2016. This decrease was primarily due to the decrease in the effective income tax rate.

The effective income tax rate decreased approximately 4.9 percentage points from 27.1% for the year ended March 31, 2015 to 22.2% for the year ended March 31, 2016.

For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Equity in Net (Loss) Income of Affiliated Companies

Equity in net income of affiliated companies decreased ¥28 million from ¥29 million for the year ended March 31, 2015 to ¥1 million for the year ended March 31, 2016.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥14,775 million from ¥78,088 million for the year ended March 31, 2015 to ¥92,863 million for the year ended March 31, 2016.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥1,020 million, or 49.2%, from ¥2,073 million for the year ended March 31, 2015 to ¥1,053 million for the year ended March 31, 2016. This decrease primarily resulted from the share exchange transactions through which we made certain consolidated subsidiaries our wholly owned subsidiaries. Specifically, in October 2014, we made Nidec Copal Electronics Corporation and Nidec-Read Corporation wholly owned subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥15,795 million from ¥76,015 million for the year ended March 31, 2015 to ¥91,810 million for the year ended March 31, 2016.

As a percentage of net sales, our net income attributable to Nidec Corporation increased from 7.4% for the year ended March 31, 2015 to 7.8% for the year ended March 31, 2016.

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

Cost of Products Sold

Our cost of products sold increased ¥111,583 million, or 16.5%, from ¥674,903 million for the year ended March 31, 2014 to ¥786,486 million for the year ended March 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our cost of products sold increased ¥64,986 million, or 9.7%, from ¥672,150 million for the year ended March 31, 2014 to ¥737,136 million for the year ended March 31, 2015. This increase was mainly due to the impact of the depreciation of the Japanese yen against other currencies and the overall increase in sales.

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

Operating Income

As a result of the foregoing, our operating income increased ¥26,075 million from ¥84,864 million for the year ended March 31, 2014 to ¥110,939 million for the year ended March 31, 2015.

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

Income from before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥22,632 million from ¥84,460 million for the year ended March 31, 2014 to ¥107,092 million for the year ended March 31, 2015.

As a percentage of net sales, our income before income taxes increased from 9.7% for the year ended March 31, 2014 to 10.4% for the year ended March 31, 2015.

Income Taxes

Our income taxes increased ¥3,375 million from ¥25,658 million for the year ended March 31, 2014 to ¥29,033 million for the year ended March 31, 2015. This increase was primarily due to the increase in income before income taxes.

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

Equity in Net (Loss) Income of Affiliated Companies

We recorded equity in net income of affiliated companies of ¥29 million for the year ended March 31, 2015, compared to equity in net loss of affiliated companies of ¥25 million for the year ended March 31, 2014.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥19,311 million from ¥58,777 million for the year ended March 31, 2014 to ¥78,088 million for the year ended March 31, 2015.

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

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥19,743 million from ¥56,272 million for the year ended March 31, 2014 to ¥76,015 million for the year ended March 31, 2015.

As a percentage of net sales, our net income attributable to Nidec Corporation increased from 6.4% for the year ended March 31, 2014 to 7.4% for the year ended March 31, 2015.

Segment Information

Based on the applicable criteria set forth in ASC 280, “Segment Reporting,” we have 9 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 23 to our audited consolidated financial statements included elsewhere in this report.

We have changed our segment reporting so that it is in line with recent acquisition activity and changes in materiality. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. Since April 2015, the Nidec Philippines segment, the Nidec (Zhejiang) segment and the Nidec Copal Electronics segment are no longer identified as reportable segments and included in All Others segment due to their immateriality. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the year ended March 31, 2014, 2015 and 2016.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany and other subsidiaries in Europe, North America, Latin America, Japan and Asia, which primarily produce and sell automotive products. This segment also includes the Nidec GPM group which was newly consolidated since February 2015.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec Singapore, Nidec (H.K), Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the years ended March 31, 2014, 2015 and 2016. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the years ended March 31, 2014, 2015 and 2016:

	Year ended March 31,
	2014	2015	2016
	(in millions)
Nidec Corporation
Net sales to external customers	¥27,599	¥28,954	¥31,384
Net sales to other operating segments	138,354	152,371	198,604
Sub total	165,953	181,325	229,988
Nidec Electronics (Thailand)
Net sales to external customers	67,623	74,653	89,802
Net sales to other operating segments	43,982	49,812	41,951
Sub total	111,605	124,465	131,753
Nidec Singapore
Net sales to external customers	57,893	66,556	68,115
Net sales to other operating segments	749	869	820
Sub total	58,642	67,425	68,935
Nidec (H.K.)
Net sales to external customers	69,890	81,460	113,470
Net sales to other operating segments	1,339	1,300	1,315
Sub total	71,229	82,760	114,785
Nidec Sankyo
Net sales to external customers	98,564	122,711	129,068
Net sales to other operating segments	312	331	336
Sub total	98,876	123,042	129,404
Nidec Copal
Net sales to external customers	47,023	38,670	39,525
Net sales to other operating segments	2,318	2,411	19,841
Sub total	49,341	41,081	59,366
Nidec Techno Motor
Net sales to external customers	50,691	58,746	58,456
Net sales to other operating segments	4,041	4,474	4,950
Sub total	54,732	63,220	63,406

	Year ended March 31,
	2014	2015	2016
	(in millions)
Nidec Motor
Net sales to external customers	171,879	200,040	224,786
Net sales to other operating segments	80	383	601
Sub total	171,959	200,423	225,387
Nidec Motor & Actuators
Net sales to external customers	105,249	172,699	247,662
Net sales to other operating segments	20,384	21,507	22,580
Sub total	125,633	194,206	270,242
All Others
Net sales to external customers	177,821	184,079	176,487
Net sales to other operating segments	117,876	137,843	167,102
Sub total	295,697	321,922	343,589
Total
Net sales to external customers	874,232	1,028,568	1,178,755
Net sales to other operating segments	329,435	371,301	458,100
Adjustments(1)	877	(183)	(465)
Inter segment elimination	(329,435)	(371,301)	(458,100)
Consolidated total (net sales)	¥875,109	¥1,028,385	¥1,178,290

Note:

(1) See Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

	Year ended March 31,
	2014	2015	2016
	(in millions)
Operating income (loss):
Nidec Corporation	¥13,184	¥14,083	¥18,031
Nidec Electronics (Thailand)	12,781	14,996	15,696
Nidec Singapore	709	1,052	1,432
Nidec (H.K.)	483	613	372
Nidec Sankyo	10,392	12,686	15,052
Nidec Copal	(1,323)	517	2,182
Nidec Techno Motor	6,671	7,291	5,717
Nidec Motor	8,880	11,690	16,674
Nidec Motors & Actuators	8,954	18,614	25,368
All Others	30,479	34,128	29,001
Total	91,210	115,670	129,525
Adjustments(1)	(6,346)	(4,731)	(4,987)
Consolidated total	¥84,864	¥110,939	¥124,538

Note:

(1) See Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Nidec Corporation Segment

Net sales of Nidec Corporation increased ¥48,663 million, or 26.8%, from ¥181,325 million for the year ended March 31, 2015 to ¥229,988 million for the year ended March 31, 2016. This increase was primarily due to an increase in sales of other small precision motors and an increase in demand of electric power steering motors and dual clutch transmission motors, in addition to the positive effects of the depreciation of the Japanese yen against the U.S. dollar. Net sales to external customers of Nidec Corporation increased ¥2,430 million, or 8.4%, from ¥28,954 million for the year ended March 31, 2015 to ¥31,384 million for the year ended March 31, 2016. Operating income of Nidec Corporation increased ¥3,948 million, or 28.0%, from ¥14,083 million for the year ended March 31, 2015, to ¥18,031 million for the year ended March 31, 2016. This increase was primarily due to the increase in sales, despite an increase in research and development expenses.

Net sales of Nidec Corporation increased ¥15,372 million, or 9.3%, from ¥165,953 million for the year ended March 31, 2014 to ¥181,325 million for the year ended March 31, 2015. This increase was primarily due to an increase in sales of hard disk drives spindle motors, DC motors, fans and electric power steering, in addition to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, Thai baht and the Euro. Net sales to external customers of Nidec Corporation increased ¥1,355 million, or 4.9%, from ¥27,599 million for the year ended March 31, 2014 to ¥28,954 million for the year ended March 31, 2015. Operating income of Nidec Corporation increased ¥899 million, or 6.8%, from ¥13,184 million for the year ended March 31, 2014, to ¥14,083 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales.

Nidec Electronics (Thailand) Segment

Net sales of Nidec Electronics (Thailand) increased ¥7,288 million, or 5.9%, from ¥124,465 million for the year ended March 31, 2015 to ¥131,753 million for the year ended March 31, 2016. This increase was primarily due to the positive effects of the depreciation of the Thai baht against the U.S. dollar and of the depreciation of Japanese yen against the Thai baht, despite a decrease in demand for hard disk drives spindle motors. Operating income of Nidec Electronics (Thailand) increased ¥700 million, or 4.7%, from ¥14,996 million for the year ended March 31, 2015 to ¥15,696 million for the year ended March 31, 2016. This increase was primarily due to the increase in sales and our efforts to reduce costs through the promotion of in-house production.

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

Nidec Singapore Segment

Net sales of Nidec Singapore increased ¥1,510 million, or 2.2%, from ¥67,425 million for the year ended March 31, 2015 to ¥68,935 million for the year ended March 31, 2016. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite a decrease in demand for hard disk drives spindle motors. Operating income of Nidec Singapore increased ¥380 million, or 36.1%, from ¥1,052 million for the year ended March 31, 2015 to ¥1,432 million for the year ended March 31, 2016. This increase was primarily due to the increase in sales and decreases in service fee to All Others segment and depreciation.

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

Nidec (H.K.) Segment

Net sales of Nidec (H.K.) increased ¥32,025 million, or 38.7%, from ¥82,760 million for the year ended March 31, 2015 to ¥114,785 million for the year ended March 31, 2016. This increase was primarily due to an increase in sales of other small precision motors and the positive effects of the depreciation of the Japanese yen against the Hong Kong dollar and the Chinese yuan, despite a decrease in demand for hard disk drives spindle motors. However, operating income of Nidec (H.K.) decreased ¥241 million, or 39.3%, from ¥613 million for the year ended March 31, 2015 to ¥372 million for the year ended March 31, 2016. This decrease was primarily due to the negative impact of changes in the product mix, despite the increase in sales.

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

Nidec Sankyo Segment

Net sales of Nidec Sankyo increased ¥6,362 million, or 5.2%, from ¥123,042 million for the year ended March 31, 2015 to ¥129,404 million for the year ended March 31, 2016. This increase was primarily due to an increase in sales of LCD panel handling robots and card readers, and the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite a decrease in sales of DC motors. Operating income of Nidec Sankyo increased ¥2,366 million, or 18.7% from ¥12,686 million for the year ended March 31, 2015 to ¥15,052 million for the year ended March 31, 2016. This increase was primarily due to the increase in sales.

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

Nidec Copal Segment

Net sales of Nidec Copal increased ¥18,285 million, or 44.5%, from ¥41,081 million for the year ended March 31, 2015 to ¥59,366 million for the year ended March 31, 2016. This increase was primarily due to an increase in sales of other small precision motors and the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite a decrease in sales of components for digital cameras. Operating income of Nidec Copal increased ¥1,665 million, from ¥517 million for the year ended March 31, 2015 to ¥2,182 million for the year ended March 31, 2016. This increase was primarily due to our efforts to lower fixed costs and the positive effect of changes in the product mix, in addition to the increase in sales.

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

Nidec Techno Motor Segment

Net sales of Nidec Techno Motor increased ¥186 million, or 0.3%, from ¥63,220 million for the year ended March 31, 2015 to ¥63,406 million for the year ended March 31, 2016. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Chinese yuan and an increase in sales for motors for air conditioning equipment in North America, despite a decrease in demand for the motors in Asia. However, operating income decreased ¥1,574 million, or 21.6%, from ¥7,291 million for the year ended March 31, 2015 to ¥5,717 million for the year ended March 31, 2016. This decrease was primarily due to the higher ratio of fixed costs to net sales resulting from the decrease in demand in Asia.

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

Nidec Motor Segment

Net sales of Nidec Motor increased ¥24,964 million, or 12.5%, from ¥200,423 million for the year ended March 31, 2015 to ¥225,387 million for the year ended March 31, 2016. This increase was primarily due to increases in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥4,984 million, or 42.6%, from ¥11,690 million for the year ended March 31, 2015 to ¥16,674 million for the year ended March 31, 2016. This increase was primarily due to the increase in sales.

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

Nidec Motors & Actuators Segment

Net sales of Nidec Motors & Actuators increased ¥76,036 million, or 39.2%, from ¥194,206 million for the year ended March 31, 2015 to ¥270,242 million for the year ended March 31, 2016. This increase was primarily due to the contribution of the Nidec GPM group which has been newly consolidated since February 2015, an increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems at the Nidec Elesys group and the positive effect of the depreciation of the Japanese yen against the U.S. dollar and the Chinese yuan. Operating income increased ¥6,754 million, or 36.3%, from ¥18,614 million for the year ended March 31, 2015 to ¥25,368 million for the year ended March 31, 2016. This increase was primarily due to the increase in sales.

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

All Others

With respect to the All Others segment, net sales increased ¥21,667 million, or 6.7%, from ¥321,922 million for the year ended March 31, 2015 to ¥343,589 million for the year ended March 31, 2016. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and an increase in sales of other small precision motors, despite a decrease in demand of hard disk drives spindle motors and the general decline of the capital spending. However, operating income decreased ¥5,127 million, or 15.0%, from ¥34,128 million for the year ended March 31, 2015 to ¥29,001 million for the year ended March 31, 2016. This decrease was primarily due to an increase in depreciation resulting from promotion of capital expenditures, despite the increase in sales.

With respect to the All Others segment, net sales increased ¥26,225 million, or 8.9%, from ¥295,697 million for the year ended March 31, 2014 to ¥321,922 million for the year ended March 31, 2015. This increase was primarily due to increases in sales of brushless DC motors, brushless DC fans and test systems for smartphones and tablet computers and the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥3,649 million, or 12.0%, from ¥30,479 million for the year ended March 31, 2014 to ¥34,128 million for the year ended March 31, 2015. This increase was primarily due to the increase in sales.

Accounting Changes

As of April 1, 2015, we adopted FASB Accounting Standards Codification™ (ASC) 205 “Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on our consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements

We decided to voluntarily adopt International Financial Reporting Standards (“IFRS”) to our consolidated financial statements in lieu of the current US-GAAP to strengthen and improve the efficiency of financial reporting. We are due to disclose our consolidated financial statements according to IFRS from the first quarter of the fiscal year ending March 2017.Therefore, we will not present the recent U.S. GAAP accounting pronouncements that have not been effective yet as we will not apply them. We are currently evaluating the potential impact from adopting IFRS on our consolidated financial position, results of operations and liquidity.

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

As of March 31, 2016, the estimated fair value of our marketable securities was ¥14,418 million. We recorded a net gain from marketable securities in the amount of ¥946 million for the year ended March 31, 2016.

The following table shows the other-than-temporary losses on marketable securities.

	Year ended March 31,
	2014	2015	2016
	(in millions)
Other-than-temporary losses on marketable securities	¥3	¥—	¥—

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥809 million as of March 31, 2016. Our trade notes and accounts receivable balance, net of allowance for doubtful accounts, as of March 31, 2016, was ¥235,269 million.

The following table shows the provision for doubtful accounts, net of reversal.

	Year ended March 31,
	2014	2015	2016
	(in millions)
Provision for doubtful accounts, net of reversal	¥366	¥(388)	¥336

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2016, we had deferred tax assets in the amount of ¥20,451 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥6,079 million as of March 31, 2016, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property, plant and equipment, constituting approximately 25.1% of our total assets as of March 31, 2016, and other intangible assets. We carefully monitor the appropriateness of the estimated useful lives of these assets. Since the year ended March 31, 2003, the first year we adopted testing for impairment of long-lived assets under ASC 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amounts of these asset groups may not be recoverable, we have reviewed the respective asset groups for impairment. An impairment loss is recognized when the carrying amount of an asset group exceeds the estimated undiscounted future cash flows of the group. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

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

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. These models include assumptions which are subject to uncertainty, including forecasted cash flows, changes in technology, customer demand and the pace of economic recovery from natural disasters, which could differ from actual performance. Goodwill amounted to ¥162,963 million as of March 31, 2016.

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

	Yen in millions
	Effect on pre-tax income	Effect on pension benefit obligation
	for the year ending March 31, 2017	as of March 31, 2016
Discount rates:
0.5% decrease	¥(86)	¥3,647
0.5% increase	90	(3,144)
Expected rate of return on plan assets:
0.5% decrease	¥(130)	—
0.5% increase	130	—

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

B. Liquidity and Capital Resources.

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2015 and March 31, 2016, our working capital decreased from ¥366,067 million to ¥344,834 million mainly due to the increase of short-term borrowings and current portion of long-term debt, as discussed in more detail below. In an effort to efficiently use our working cash reserves, we continue to make effective use of our cash management systems that we established on a region-by-region basis, where cash is managed and shared among our subsidiaries in each region, including Japan, China, United States and other countries. In addition, in the year ended March 31, 2016, we implemented the cash management systems to share cash among subsidiaries in the United States and accommodate cash needs among Chinese, the other Asian and Japanese companies. Our cash management system network, which includes the cash management system between the United States and Japan we introduced in the year ended March 31, 2016, has spread steadily.

We had cash and cash equivalents of ¥305,942 million as of March 31, 2016, compared to ¥269,902 million as of March 31, 2015. As of March 31, 2016, approximately 89% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

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

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of March 31, 2016, we had ¥177,254 million of trade notes and accounts payable, ¥81,092 million of short-term borrowings, and ¥219,690 million of long-term debt, including the current portion of long-term debt. As of the same date, we had unused lines of credit from banks amounting to ¥218,973 million, under which we are authorized to obtain short-term financing at prevailing interest rates.

Investments for the purchase of property, plant, equipment and other assets totaled ¥81,918 million for the year ended March 31, 2016. We plan to invest approximately ¥40,371 million in additions to property, plant and equipment for the year ending March 31, 2017. Outstanding commitments for the purchase of property, plant and equipment and other assets amounted to ¥6,101 million as of March 31, 2016.

Research and development expenses were ¥51,978 million for the year ended March 31, 2016 and are expected to reach approximately ¥55,000 million for the year ending March 31, 2017. For further information on our research and development expenses, see “—C. Research and Development, Patents and Licenses, etc.”

In the year ended March 31, 2016, we acquired the following companies.

Company name	Country	Principal Businesses

Motortecnica s.r.l.	Italy	Design, manufacturing, repair, maintenance and servicing of electrical rotating machinery, with focus areas of remanufacturing and refurbishment

Sejin Electron (Hong Kong) Co., Limited	China	Manufacturing and marketing of automotive parts and appliance motors

SR Drive business of China Tex Mechanical & Electrical Engineering Ltd (Renamed Nidec (Beijing) Drive Technologies Co., Ltd.)	China	Designing, development, manufacturing and marketing of switched reluctance motors and drives for industrial solutions

Arisa, S.A.	Spain	Development, manufacturing, sales and aftermarket services of large-sized servo press machines

KB Electronics, Inc.	United States	Design, manufacture and sales of AC and DC electric motor drives and controls

E.M.G. Elettromeccanica S.r.l.	Italy	Development, production and sales of motors for commercial facilities such as swimming pool and spa, air and smoke ventilation, and household appliances and industrial equipment (brake motors, etc.)

PT. NAGATA OPTO INDONESIA	Indonesia	Glass lens processing

In addition, since April 2016, we have acquired from its major shareholder approximately 94.8% of the shares of ANA IMEP S.A., a Romanian company, which engages in development, manufacturing and sales of washing machine and drying machine motors. We have also acquired from its shareholders 100% of the ownership interest in E.C.E. S.r.l., an Italian company, which engages in development, manufacturing and sales of hoists for building constructions.

We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans, was ¥81,092 million as of March 31, 2016, an increase of ¥28,691 million from ¥52,401 million as of March 31, 2015. This increase was mainly due to an increase in Japanese yen-denominated, U.S. dollar-denominated and Euro-denominated borrowings to meet some of our Japanese yen, U.S. dollar and Euro funding needs. The short-term borrowings as of March 31, 2016 consisted of borrowings denominated in Japanese yen, U.S. dollar and Euro. We had no commercial paper outstanding as of March 31, 2016.

Our current portion of long-term debt was ¥82,796 million as of March 31, 2016, an increase of ¥37,311 million from ¥45,485 million as of March 31, 2015. This increase was mainly due to the reclassification of approximately ¥50,000 million aggregate outstanding principal amount of domestic corporate bonds issued in December 2013, as described below, and borrowings denominated in Japanese yen from long-term debt to current portion of long-term debt, offset in part by repayment of the current portion of U.S. dollar-denominated bank loans, and the exercise of all remaining stock acquisition rights of zero coupon euro yen convertible bonds during the year ended March 31, 2016. The current portion of long-term debt as of March 31, 2016 consisted of ¥50,000 million aggregate principal amount of domestic corporate bonds issued in December 2013, and borrowings denominated in Japanese yen.

Our long-term debt was ¥136,894 million as of March 31, 2016, a decrease of ¥47,718 million from ¥184,612 million as of March 31, 2015. This decrease was mainly due to the reclassification of approximately ¥50,000 million aggregate outstanding principal amount of domestic corporate bonds due 2016 and borrowings denominated in Japanese yen from long-term debt to current portion of long-term debt. The long-term debt as of March 31, 2016 consisted of ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012, as described below, and the borrowings from banks denominated in U.S. dollar.

In December 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which had been implemented previously in response to the appreciation of the Japanese yen against other currencies. As of March 31, 2016, we had paid off the U.S. dollar-denominated bank loan we obtained under this program.

In addition, in August 2015, in an effort to reduce financing costs and foreign exchange risks, Nidec India Private Limited, the company’s subsidiary in India, obtained Indian rupee (“Rs.”) -denominated financing from the JBIC. The subsidiary had Rs.70 million of loans outstanding under the program as of March 31, 2016, which were recorded in long-term debt.

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

In March 2016, we filed a new shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan to facilitate the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2016 and April 4, 2018. The shelf registration is intended to continue to enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and to further diversify our funding sources and improve our financial stability. To date, we have not issued any bonds under this shelf registration statement. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

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

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser amount of an aggregate of 3,000,000 shares of our common stock and an aggregate of ¥24,000 million of our common stock between January 27, 2016 and January 26, 2017. We did not repurchase any shares under the plan between January 27, 2016 and March 31, 2016.

On January 26, 2015, our previous share repurchase plan expired. We repurchased an aggregate of 1,530,000 shares for approximately ¥12,013 million between April 1, 2015 and January 26, 2016 under the plan.

For more information on our stock repurchase plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” For information on our recent other mergers and acquisitions, see “—A. Operating Results—Introduction—Our Recent Acquisition Activities.”

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines will sufficiently meet our capital requirements for the year ending March 31, 2017.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥27,132 million, or 2.0%, from ¥1,357,340 million as of March 31, 2015 to ¥1,384,472 million as of March 31, 2016. The increase in total assets of ¥27,132 million was primarily due to an increase in cash and cash equivalents of ¥36,040 million as described below under “Cash Flows.”

Our total liabilities increased ¥7,726 million, or 1.3%, from ¥604,241 million as of March 31, 2015 to ¥611,967 million as of March 31, 2016. The increase in total liabilities of ¥7,726 million was due to an increase in short-term borrowings of ¥28,691 million primarily because we obtained Japanese yen, U.S. dollar and Euro funds in the year ended March 31, 2016. This increase in liabilities was partially offset by a decrease in long-term debt, including current portion of long-term debt, of ¥10,407 million, due to the repayments on the U.S. dollar-denominated bank loans under the JBIC program and the exercise of all remaining stock acquisition rights of zero coupon euro yen convertible bonds during the year ended March 31, 2016.

Our working capital, defined as current assets less current liabilities, decreased ¥21,233 million from ¥366,067 million as of March 31, 2015 to ¥344,834 million as of March 31, 2016.

Our receivable turnover ratio is calculated by dividing net sales for a fiscal year by the fiscal year-end trade notes and accounts receivable balance. Our receivable turnover ratio increased 0.7 points from 4.3 points for the year ended March 31, 2015 to 5.0 points for the year ended March 31, 2016. This was mainly due to a decrease in trade accounts receivable as a result of the appreciation of the Japanese yen as of March 31, 2016 compared to March 31, 2015, in spite of an increase in sales. The inventory turnover ratio is calculated by dividing cost of products sold for a given year by the year-end inventory balance. Our inventory turnover ratio increased 0.7 points from 4.6 points for the year ended March 31, 2015 to 5.3 points for the year ended March 31, 2016. This was mainly due to an increase in cost of products sold as a result of the positive effects of the fluctuations of average exchange rates.

Our total Nidec Corporation shareholders’ equity increased ¥19,249 million, or 2.6%, from ¥744,972 million as of March 31, 2015 to ¥764,221 million as of March 31, 2016. This increase was primarily due to an increase in retained earnings of ¥68,120 million, an increase in common stock of ¥10,713 million and an increase in additional paid-in capital of ¥10,599 million, offset in part by a decrease in foreign currency translation adjustments of ¥53,708 million and a decrease in treasury stock, at cost of ¥12,084 million. The ratio of Nidec Corporation shareholders’ equity to total assets was 55.2% as of March 31, 2016 compared to 54.9% as of March 31, 2015.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥55,735 million from ¥91,875 million for the year ended March 31, 2015 to ¥147,610 million for the year ended March 31, 2016. The increase in net cash provided by operating activities was primarily due to net positive adjustments of ¥20,227 million for changes in operating assets and liabilities and an increase in consolidated net income of ¥14,775 million.

For the year ended March 31, 2016, we had ¥147,610 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥92,863 million. However, net cash provided by operating activities was negatively impacted by changes in operating assets and liabilities of ¥19,173 million, which consisted of an increase in operating assets of ¥11,885 million and a decrease in operating liabilities of ¥7,288 million. Operating assets increased as of March 31, 2016 compared to March 31, 2015 primarily due to an increase in sales.

For the year ended March 31, 2015, we had ¥91,875 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥78,088 million. However, net cash provided by operating activities was impacted by net negative adjustments of ¥39,400 million for changes in operating assets and liabilities, which consisted of an increase in operating assets of ¥49,674 million and an increase in operating liabilities of ¥10,274 million. Operating assets and operating liabilities increased primarily due to stronger customer demand for our products as of March 31, 2015 compared to March 31, 2014.

Net cash provided by operating activities increased ¥4,656 million from ¥87,219 million for the year ended March 31, 2014 to ¥91,875 million for the year ended March 31, 2015. The increase in net cash provided by operating activities was primarily due to the increase in consolidated net income of ¥19,311 million.

For the year ended March 31, 2015, we had ¥91,875 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥78,088 million. However, net cash provided by operating activities was impacted by net negative adjustments of ¥39,400 million for changes in operating assets and liabilities, which consisted of an increase in operating assets of ¥49,674 million and an increase in operating liabilities of ¥10,274 million. Operating assets and operating liabilities increased primarily due to stronger customer demand for our products as of March 31, 2015 compared to March 31, 2014.

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

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥14,085 million from ¥81,230 million for the year ended March 31, 2015 to ¥95,315 million for the year ended March 31, 2016. The increase in net cash used in investing activities was primarily due to an increase in additions to property, plant and equipment of ¥23,876 million, partially offset by a decrease in acquisitions of business, net of cash acquired of ¥17,678 million.

For the year ended March 31, 2016, we had ¥95,315 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥81,918 million and acquisitions of business, net of cash acquired, of ¥9,665 million.

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

Cash Flows from Financing Activities

Net cash provided by financing activities was ¥7,775 million for the year ended March 31, 2016, while net cash used in financing activities was ¥19,508 million for year ended March 31, 2015.

For the year ended March 31, 2016, we had ¥7,775 million of net cash inflows from financing activities due to proceeds from issuance of long-term debt of ¥37,903 million and an increase in short-term borrowings of ¥32,412 million, partially offset by repayments of long-term debt of ¥26,210 million and dividends paid to shareholders of Nidec Corporation of ¥23,690 million.

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

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥36,040 million from ¥269,902 million as of March 31, 2015 to ¥305,942 million as of March 31, 2016. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen and Euros.

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

As of March 31, 2016, we employed 4,293 people engaged in research and development activities mainly in Japan as well as in China, the United States, Germany, Vietnam, Italy, Mexico, Taiwan, Singapore, Spain, South Korea, Thailand, Poland, Canada, Indonesia, India, the United Kingdom and France.

We incurred research and development expenses of ¥37,808 million, ¥45,179 million and ¥51,978 million for the years ended March 31, 2014, 2015 and 2016, respectively.

The following table sets forth our research and development expenses by operating segment for the year ended March 31, 2016:

Year ended March 31, 2016
(in millions)
Nidec Corporation	¥22,523
Nidec Electronics (Thailand)	—
Nidec Singapore	—
Nidec (H.K.)	—
Nidec Sankyo	4,689
Nidec Copal	2,312
Nidec Techno Motor	1,628
Nidec Motor	6,020
Nidec Motors & Actuators	7,336
All Others	3,643
Corporate	3,827
Total	¥51,978

Much of our research and development is conducted by our domestic subsidiaries, which we then reimburse for costs incurred. We also cooperate with our affiliates to conduct significant research and development. We anticipate spending approximately ¥55,000 million on research and development in the year ending March 31, 2017. We believe that our research and development expenses are sufficient for sustaining our competitiveness in the motor industry and other industries.

Product Development and Engineering

We, which have established ourselves as the world’s leading company in the area of small precision motors, have been actively expanding its production lineup to include small to large motors of various kinds, as well as their application products such as machinery and electronic and optical components. Today, our products are used not only in information-communication and office automation equipment, but also in diverse fields including home appliance, automobile, industrial machinery, and environmental energy. In the area of R&D, our group companies’ development departments individually engage in new product development and element technology research, while working speedily to develop new business fields through mutual technological integration and create high-growth businesses. Our research and development expenses for the fiscal year ended March 31, 2016 was ¥51,978 million.

In the “Corporate” segment, which does not belong to any other business segments, we conduct element technology research at Nidec Research and Development Center in Japan, Singapore and Taiwan on motors in general that are needed for our future business, in the effort to further advance our element technology research capabilities, which will become the core of Nidec’s global technology development strategy. We also enhance our manufacturing infrastructure and adopt new technologies at the newly established Nidec Center for Industrial Science to further promote the growth of the Nidec Group’s diversifying products. The research and development expenses for the fiscal year ended March 31, 2016, which is categorized as “Corporate,” is ¥3,827 million.

In the year ended March 31, 2016, each of our business segments focused on the following research and development activities:

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

Our research and development activities during the fiscal year ended March 31, 2016 are as follows:

In the area of HDD motors, Nidec Corporation is developing 5mm-thick and 7mm-thick HDD motors used for ultra-slim mobile PCs, Fluid Dynamic Bearing (FDB) motors for air drives and helium-enclosed HDD motors for high-capacity servers (cloud and near-line) and motors for virtual reality systems.

With respect to fan motors, Nidec Corporation is developing new models in which FDB technology, which has been traditionally used in HDD motors, and haptics technology are applied.

As for automotive motors, Nidec Corporation is strengthening its development of new products targeting emerging markets such as China, India and Brazil as well as developed markets. Nidec Corporation is developing next-generation of small and high-performance power steering motors, motors for applications other than power steering such as seats, brakes and sunroofs, and ancillary electronic control units (ECUs), as well as other motor products such as brushless motors used for hydraulic and electric power systems. Nidec Corporation is also developing package products that combine motors with sensors and control units.

The Nidec Corporation segment’s research and development expenses for the fiscal year ended March 31, 2016 was ¥22,523 million.

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

The Nidec Sankyo segment’s research and development expenses for the fiscal year ended March 31, 2016 was ¥4,689 million.

Nidec Copal

In the Nidec Copal segment, Nidec Copal is developing element technologies and products for optical electronic devices for shutters, diaphragm function, lenses and other camera-related products for cameras and mobile devices, and system equipment for vibration motors, automotive motors, laser and other products, at the company’s Tokyo Technical Center. In the area of optical product development, Nidec Copal, in its transformation from digital camera shutter- and diaphragm-dependent product portfolio, is focused on developing automotive lenses and mobile products. In the area of motors, the company is shifting its product portfolio from digital camera-related products to mobile, automotive and medical fields. In the area of system products, Nidec Copal is developing laser markers and other industrial products, mechanical units for amusement, and medical and cosmetic products.

The Nidec Copal segment’s research and development expenses for the fiscal year ended March 31, 2016 was ¥2,312 million.

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

The Nidec Techno Motor segment’s research and development expenses for the fiscal year ended March 31, 2016 was ¥1,628 million.

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

The Nidec Motor segment’s research and development expenses for the fiscal year ended March 31, 2016 was ¥6,020 million.

Nidec Motors & Actuators

The Nidec Motors & Actuators segment conducts research and development of durable, compact, and light automotive motors mainly in Germany, Spain and Japan. In the area of seat and sunroof motors, Nidec Motors & Actuators commercializes rare earth-free small brushed motors and develops compact and light brushed engine-cooling fan motors, while engaging in advanced development and commercialization (mass-production) for the chassis-controlled domain (brake and steering) and the advanced safety domain (camera and millimeter-wave radar). In the area of brakes, Nidec Motors & Actuators commercializes (mass-produces) and develops ECUs for regenerative cooperative brake systems and for anti-skid brake systems. In the area of electronic power steering, Nidec Motors & Actuators has completed the development of ECUs for brushed motors and now engages in the advanced development of ECUs for brushless motors with functional safety measures. Additionally, Nidec Motors & Actuators develops products for the further function and performance improvement of control valves for automatic transmission (A/T) and continuously variable transmission (CVT), while developing electric oil pumps, electric hydraulic actuators for transmission, and automatic assembly lines. In the area of electric pumps, Nidec Motors & Actuators develops products that optimally integrate Group companies’ technological capabilities, as well as products that contribute to reducing CO2 emissions.

The Nidec Motors & Actuators segment’s research and development expenses for the fiscal year ended March 31, 2016 was ¥7,336 million.

Others

In the Others segment, research and development activities are currently conducted on small precision motors, machinery-related products, electronic components and other products.

The Others segment’s research and development expenses for the fiscal year ended March 31, 2016 was ¥3,643 million.

None of the Nidec Electronics (Thailand), Nidec Singapore and Nidec (H.K.) segments engages in research and development activities.

For further information on our research and development facilities, see “—D. Property, Plants and Equipment.”

D. Trend Information.

The information required by this item is set forth in “—A. Operating Results,” “—B. Liquidity and Capital Resources” and “Item 4.B. Information on the Company—Business Overview.”

E. Off-Balance Sheet Arrangements.

None

F. Tabular Disclosure of Contractual Obligations.

The following tables represent our contractual obligations and other commercial commitments as of March 31, 2016:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
					(in millions)
Contractual Obligations:
Long-term Debt	¥210,942	¥80,523	¥66,584	¥43,605	¥20,230
Capital Lease Obligations	8,748	2,273	6,364	100	11
Interest on debt(1)	756	106	323	323	4
Operating Lease Obligations	9,283	2,363	3,264	2,167	1,489
Purchase Commitments for Fixed Assets	6,101	6,101	—	—	—
Contribution under Pension Plans(2)	5,228	5,228	—	—	—
Total Contractual Obligations	¥241,058	¥96,594	¥76,535	¥46,195	¥21,734

Notes:

(1)         Interest at variable interest rates is assumed based on the applicable rates as of March 31, 2016 ranging from 1.03% to 1.18%.

(2)         Amounts are only available for payments due in less than one year.

(3)         We are contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥9,894 million as of March 31, 2016, primarily for guarantees of our performance on projects currently in execution or under warranty. Those consist mainly of Nidec ASI S.p.A.’s contingent liabilities we assumed through the acquisition of Nidec ASI. No material claims have been made against guarantees and, based on our current experience and expectations, we do not anticipate any material claims. We also guarantee the performance of products delivered and services rendered for a certain period or term. Estimates for such warranty cost are made based on historical warranty claim experience. As of March 31, 2016, we had ¥4,015 million of product warranty liability.

We excluded unrecognized tax benefits from the above contractual obligation table as we are unable to make reasonable estimates of the period of settlements. As of March 31, 2016, we had unrecognized tax benefits of ¥2,848 million. For further information related to our unrecognized tax benefits, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

For further information on our long-term debt, see Note 11 to our audited consolidated financial statements elsewhere in this annual report and “—B. Liquidity and Capital Resources.”

Our capital commitments as of March 31, 2015 and 2016 principally consisted of commitments to purchase property, plant and equipment. Our commitments outstanding for the purchase of property, plant and equipment and other assets increased to approximately ¥6,101 million as of March 31, 2016 from approximately ¥3,356 million on March 31, 2015, and increased to approximately ¥3,356 million as of March 31, 2015 from approximately ¥2,425 million as of March 31, 2014.

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

See the discussion under “Special Note Regarding Forward-looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table provides information about the Members of the Board of Directors and the Members of the Audit & Supervisory Board of Nidec Corporation as of the date of this annual report:

Directorship/ auditorship	Title	Name (Date of birth)	Career Summary	Month in which current term expires	Number of Nidec shares owned as of March 31, 2016 (in thousands)	Percentage of common stock outstanding as of March 31, 2016
Representative Director and Member of the Board of Directors	Chairman of the Board, President and Chief Executive Officer (CEO)	Shigenobu Nagamori (August 28, 1944)

Jul. 1973:              Founds Nidec Corporation (Chairman of the Board, President & Chief Executive Officer (CEO)).

Mar. 1997:      Member of the Board of Directors and Chairman, Read Electronics Corporation (currently, Nidec-Read Corporation) (current position)

Sep. 2004:         Member of the Board of Directors and Chairman, Nidec Copal Electronics Corporation (current position)

Jun. 2009:          Member of the Board of Directors and Chairman, Nidec Sankyo Corporation (current position)

Jun. 2013:          Member of the Board of Directors and Chairman, Nidec-Shimpo Corporation (current position)

Jun. 2014:          Outside Member of the Board of Directors, SoftBank Corporation (currently, SoftBank Group Corporation) (current position)

Oct. 2014:          Representative Director, Member of the Board of Directors, Chairman of the Board, President & Chief Executive Officer (CEO) (current position)

Oct. 2015:          Member of the Board of Directors and Chairman, Nidec Elesys Corporation (current position) Member of the Board of Directors and Chairman,

Nidec Tosok Corporation (current position)

				June 2017	42,050	14.17%

Representative Director and Member of the Board of Directors	Vice Chairman, Chief Sales Officer (CSO) and Adviser to President (Global Business Promotion Division, Global Purchasing Management Division, Secretarial Office, Corporate Administration & Internal Audit Dept., Compliance Office, Risk Management Office, Corporate Planning Dept., Public Relations & Advertising Dept., Legal Dept., General Affairs Dept., Human Resources Management Dept., Human Resources Development Dept., IS Dept., International Business Administration Dept., Sales Administration & Service Dept., and 3Q6S)	Hiroshi Kobe (March 28, 1949)

Jul. 1973:              Participates in the foundation of Nidec Corporation.

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

Jun. 2008:          Representative Director, Member of the Board of Directors and Executive Vice President

Apr. 2014:         Representative Director, Member of the Board of Directors and Chairman, Nidec Servo Corporation (current position)

Jun. 2015:          Representative Director, Member of the Board of Directors, Vice Chairman and Chief Sales Officer (CSO) (current position)

			June 2017	475	*

Representative Director and Member of the Board of Directors	Vice Chairman, Chief Technology Officer (CTO), Adviser to President (Nidec Research and Development Center, Japan, Nidec Center for Industrial Science, and Production Engineering Center), and in charge of managing Intellectual Property Dept., New Business Administration Dept., Strategic Technology and Business Planning Dept., and New Business Development Dept.	Mikio Katayama (December 12, 1957)

Apr. 1981:         Sharp Corporation.

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

Apr. 2012:         Member of the Board of Directors and Chairman

Sep. 2014:         Executive Consultant, Nidec Corporation

Oct. 2014:          Vice Chairman Chief Technology Officer (CTO) (current position)

Jun. 2015:          Representative Director, Member of the Board of Directors and Vice Chairman (current position)

Oct. 2015:          Member of the Board of Directors and Chairman, Nidec India Private Limited (current position) Representative Director, Member of the Board of Directors and Chairman, Nidec Techno Motor Corporation (current position)

Jun. 2016:          Representative Director, Member of the Board of Directors and Chairman, Nidec Seimitsu Corporation (current position)

Jun. 2016:          Representative Director, Member of the Board of Directors and Chairman, Nidec Copal Corporation (current position)

			June 2017	0	*
Member of the Board of Directors	Executive Vice President, Chief Financial Officer (CFO), Adviser to President (Global PMI Promotion Division, Corporate Strategy Office, Affiliates Administration Dept., and Finance Dept.,), and in charge of managing CFO Strategy Dept., Accounting Dept., Global Tax Planning Dept., and CSR Promotion Office	Akira Sato (November 2, 1954)

Apr. 1977:         Nissan Motor Co., Ltd.

Apr. 2002:         Vice President

Jan. 2012:          First Senior Vice President, Nidec Corporation

Jun. 2012:          Member of the Board of Directors and First Senior Vice President

Apr. 2013:         Member of the Board of Directors and Executive Vice President(current position)

Oct. 2014:          Member of the Board of Directors and Chairman, Nidec US Holdings Corporation(currently, Nidec Americas Holding Corporation) (current position)

Apr. 2015:         Member of the Board of Directors and President, Green Sun Insurance, Inc. (current position)

May 2016:      Chief Financial Officer (current position)

Jun. 2016:          Member of the Board of Directors and Chairman, Nidec Management Shanghai Corporation (current position)

			June 2017	3	*

Member of the Board of Directors	Executive Vice President, Adviser to President (Fluid Dynamic Bearing Motor (FDBM) Business Unit and General Application Motor & Solutions (GAMS) Business Unit), and Executive GM, GAMS Business Unit	Toshihiko Miyabe (June 16, 1958)

Apr. 1983:         Nidec Corporation.

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

Jun. 2008:          Vice President

Apr. 2011:         Senior Vice President Member of the Board of Directors and Chairman, Nidec Philippines Corporation (current position)

Apr. 2012:         Member of the Board of Directors and Chairman, Nidec (Zhejiang) Corporation (current position)

Jun. 2012:          Member of the Board of Directors and Senior Vice President

Jun. 2013:          Senior Vice President

Jun. 2014:          Member of the Board of Directors and First Senior Vice President

Jun. 2015:          Member of the Board of Directors and Executive Vice President (current position)

			June 2017	9	*

Member of the Board of Directors	Kiyoto Ido (October 30, 1950)

Apr. 1973:         The Ministry of Finance of Japan.

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

Jun. 1999:          Minister, the Embassy of Japan in the USA

Jul. 2002:              Deputy Director General of Minister’s Secretariat for the Ministry of Finance of Japan (in charge of International Bureau)

Jan. 2003:          Deputy Director General, the International Bureau of the Ministry

Jul. 2004:              Director General, the International Bureau of the Ministry

Aug. 2006:       Executive Director, the Bank of Japan

Apr. 2011:         Deputy Chairman, the Institute for International Economic Studies (IIES) (current position)

Jun. 2014:          Member of the Board of Directors, Nidec Corporation (current position)

		June 2017	0	*
Member of the Board of Directors	Noriko Ishida (August 30, 1948)

Apr. 1976:         Registered as attorney-at-law, the Osaka Bar Association

Apr. 1981:         Chairperson, Ishida Law Firm (currently, Lion Bashi Law Firm) (current position)

Apr. 2001:         Deputy Chairperson, the Osaka Bar Association

Oct. 2008:          Chairperson, the Osaka City Council for the Promotion of Human Rights Policies

Apr. 2010:         Executive Board Member, the Japan Federation of Bar Associations

May 2010:      Refugee Examination Counselor

Jun. 2012:          Member of the Board of Directors, Nidec Corporation (current position)

Apr. 2014:         Chairperson, the Osaka Bar Association Deputy Chairperson, the Japan Federation of Bar Associations

		June 2017	—	—

Full-time Member of the Audit & Supervisory Board	Ryuichi Tanabe (March 9, 1948)

Apr. 1970:         The Ministry of Foreign Affairs of Japan.

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

Jul. 1999:              Director-General for International Affairs of the Tokyo Metropolitan Government

Apr. 2003:         Ambassador Extraordinary and Plenipotentiary of Japan to Serbia and Montenegro

Sep. 2005:         Ambassador Extraordinary and Plenipotentiary of Japan in charge of Afghanistan Assistance Coordination

Sep. 2006:         Ambassador Extraordinary and Plenipotentiary of Japan to Poland

Sep. 2009:         Ambassador Extraordinary and Plenipotentiary for Kansai Region

Jun. 2010:          Representative of the Government of Japan

Jun. 2011:          Full-time Member of the Audit & Supervisory Board, Nidec Corporation (current position)

		June 2019	1	*

Full-time Member of the Audit & Supervisory Board	Osamu Narumiya (August 6, 1951)

Apr. 1976:         The Ministry of International Trade and Industry (currently, the Ministry of Economy, Trade and Industry) of Japan.

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

Jul. 2002:              Deputy Director-General (responsible for bilateral cooperation) at the Minister’s Secretariat

Sep. 2003:         Director, the Japan Bicycle Racing Association

Jun. 2004:          Senior Managing Director, the National Federation of Small Business Associations

Jun. 2007:          Executive Consultant, Nidec Corporation

Jun. 2007:          Member of the Board of Directors

Jun. 2008:          Vice President

Jun. 2011:          Full-time Member of the Audit & Supervisory Board (current position)

			June 2019	3	*
Full-time Member of the Audit & Supervisory Board	Tetsuo Inoue (June 22, 1948)	Apr. 1972: The Sumitomo Bank (currently, Sumitomo Mitsui Banking Corporation). Dec. 1999: Executive Director, Nidec Corporation Jun. 2002: Member of the Board of Directors Jun. 2008: Member of the Board of Directors and Vice President Jun. 2010: Member of the Board of Directors and Senior Vice President Jun. 2012: Senior Vice President Jun. 2013: Full-time Member of the Audit & Supervisory Board (current position)	June 2017	12	*
Member of the Audit & Supervisory Board	Eisuke Nagatomo (July 7,1948)

Apr. 1971:         Tokyo Stock Exchange, Inc.

Jun. 1993:          GM, Company Listing Office, Company Listing Management Department

Jun. 1996:          GM, International Transaction Department

Jun. 1998:          GM, Bond Department

Jun. 1999:          GM, Membership Department

Jun. 2000:          GM, General Affairs Department

Nov. 2001:      Vice President, Tokyo Stock Exchange, Inc.

Jun. 2003:          Senior Vice President

Oct. 2007:          Representative Director and Member of the Board of Directors, EN associates, Co., Ltd. (current position)

Apr. 2008:         Visiting Professor, Graduate School of Commerce, Waseda University (current position)

Jun. 2008:          Outside Member of the Audit & Supervisory Board, Omron Corporation (current position)*[3]

Jun. 2010:          Outside Member of the Board of Directors, kabu.com Securities Co., Ltd. (current position)

Jun. 2010:          Outside Member of the Board of Directors, Miroku Jyoho Service Co., Ltd. (current position)

Jun. 2012:          Outside Member of the Audit & Supervisory Board, Nikkiso Co., Ltd. (current position)

Jun. 2016:          Member of the Audit & Supervisory Board, Nidec Corporation (current position)

			June 2020	—	—

Member of the Audit & Supervisory Board	Junko Watanabe (October 17, 1965)

Apr. 1994:         Research Associate, Faculty of Economics, Hokkaido University

Apr. 1997:         Research Associate, Graduate School of Economics & Faculty of Economics, The University of Tokyo

Apr. 1998:         Assistant Professor, Faculty of Humanities & Social Sciences, Shizuoka University

Oct. 2002:          Assistant Professor, Department of Human Communication, Faculty of Electro-Communications, The University of Electro-Communications

Apr. 2004:         Assistant Professor, Graduate School of Economics & Faculty of Economics, Kyoto University

Mar. 2005:      Visiting Scholar, the University of Paris 7 - Denis Diderot (France)

Oct. 2011:          Visiting Scholar, Edwin O. Reischauer Institute of Japanese Studies, Harvard University

Apr. 2012:         Professor, Graduate School of Economics & Faculty of Economics, Kyoto University (current position)

Aug. 2012:       Visiting Associate Professor, Graduate School of Economics & Faculty of Economics, The University of Tokyo

Jun. 2016:          Member of the Audit & Supervisory Board, Nidec Corporation (current position)

		June 2020	—	—

Notes:

(1)         “-” represents no beneficial ownership in any Nidec shares.

(2)         The asterisk represents beneficial ownership of less than 1%.

(3)         Mr. Eisuke Nagatomo is an Outside Member of the Audit & Supervisory Board of Omron Corporation as of the date of this annual report, but he is expected to resign from the post at the end of the Omron Corporation’s General Meeting of Shareholders scheduled for June 23, 2016.

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for no more than twenty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. The Board of Directors elects one or more Representative Members of the Board of Directors, who have the authority individually to represent us. The Board of Directors may also elect one Chairman of the Board of Directors, one or more Vice Chairmen of the Board of Directors, one President, and one or more Executive Vice Presidents, First Senior Vice Presidents, and Senior Vice Presidents. Shigenobu Nagamori is Representative Director, Member of the Board of Directors, Chairman of the Board, President and Chief Executive Officer. Hiroshi Kobe is Representative Director, Member of the Board of Directors, Vice Chairman and Chief Sales Officer, Mikio Katayama is Representative Director, Member of the Board of Directors, Vice Chairman and Chief Technology Officer, and Akira Sato is Member of the Board of Directors, Executive Vice President and Chief Financial Officer. Our Executive Officers serve at the discretion of the Board of Directors.

Our Articles of Incorporation provide for no more than five Members of the Audit & Supervisory Board. Currently, we have five Members of the Audit & Supervisory Board: Ryuichi Tanabe, Osamu Narumiya, Tetsuo Inoue, Eisuke Nagatomo and Junko Watanabe. The Members of the Audit & Supervisory Board may not at the same time be directors, officers or employees of us or any of our subsidiaries, and at least one-half of them must be a person who has not been a director, officer or employee of us or any of our subsidiaries for 10 years prior to their election as a Member of the Audit & Supervisory Board. Members of the Audit & Supervisory Board are elected at a general meeting of shareholders, and the normal term of office of a Member of the Audit & Supervisory Board is four years, although they may serve any number of consecutive terms.

Three of the Members of the Audit & Supervisory Board, Ryuichi Tanabe, Osamu Narumiya, and Tetsuo Inoue are full-time Members of the Audit & Supervisory Board. Three of the Members of the Audit & Supervisory Board, Ryuichi Tanabe, Eisuke Nagatomo, and Junko Watanabe are from outside the Nidec Group. Five Members of the Audit & Supervisory Board form the Audit & Supervisory Board. Members of the Audit & Supervisory Board are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are required to attend meetings of the Board of Directors and are entitled to express their opinions, but they are not entitled to vote. Members of the Audit & Supervisory Board also have a statutory duty to provide their report to the Audit & Supervisory Board, which must submit its audit report to the Representative Directors, Members of the Board of Directors. The Audit & Supervisory Board also determines matters relating to the duties of the Members of the Audit & Supervisory Board, such as auditors’ policy and methods of investigation of our affairs.

In addition to Members of the Audit & Supervisory Board, we must appoint independent certified public accountants, who have the statutory duties to examine the financial statements to be submitted by the Board of Directors to the annual general meeting of shareholders, report on the financial statements to the Audit & Supervisory Board and the Representative Directors, Members of the Board of Directors, and examine the financial statements to be filed with the Minister of Finance of Japan.

No family relationship exists among any of our Directors or Members of the Audit & Supervisory Board. None of the members of our Board of Directors or Audit & Supervisory Board is party to a service contract with us that provides for benefits upon termination of their respective services as such.

B. Compensation.

The aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to the Member of the Board of Directors and the Members of the Audit & Supervisory Board by Nidec Corporation during the fiscal year ended March 31, 2016 was ¥499 million. Of this amount, an aggregate of ¥425 million was paid to our Directors (excluding our outside Directors), an aggregate of ¥33 million to the Members of the Audit & Supervisory Board (excluding our Outside Members of the Audit & Supervisory Board), and an aggregate of ¥41million to our outside Directors and Outside Members of the Audit & Supervisory Board. None of the Member of the Board of Directors or the Members of the Audit & Supervisory Board was paid any compensation for their respective services in any capacities to our subsidiaries.

Under the applicable Japanese disclosure rules, we are required to disclose the amount of compensation paid by us and our subsidiaries to a Member of the Board of Directors or a Member of the Audit & Supervisory Board on an individual basis if the amount is ¥100 million or more during a fiscal year. For the fiscal year ended March 31, 2016, none of the Member of the Board of Directors or the Members of the Audit & Supervisory Board received compensation equal to or exceeding ¥100 million.

On a group-wide basis, the aggregate compensation paid, including bonuses and benefits in kind granted, but excluding retirement allowances paid, to the Member of the Board of Directors and the Members of the Audit & Supervisory Board by Nidec Corporation and to the Members of the Board of Directors and the Members of the Audit & Supervisory Board of our subsidiaries by such subsidiaries during the fiscal year ended March 31, 2016 was ¥2,525 million.

In accordance with customary Japanese business practices, a retiring Member of the Board of Directors or a Member of the Audit & Supervisory Board receives a lump-sum retirement allowance, which is subject to the approval of the general meeting of shareholders. In the fiscal year ended March 31, 2016, no such retirement allowance was paid to Members of the Board of Directors or the Members of the Audit & Supervisory Board.

C. Board Practices.

The information required by this item is set forth in “—A. Directors and Senior Management.”

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2014	2015	2016

Japan	8,462	8,097	8,344
North and South America	8,160	8,966	9,588
Asia and Oceania	80,791	77,382	74,125
Europe	2,981	3,994	4,545
Total	100,394	98,439	96,602

Japan

In Japan, as of March 31, 2016, we had 8,344 employees in Japan. Of these employees, 3,223 employees were engaged in manufacturing operations, 2,224 in research and development and 851 in sales activities.

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

Overseas

As of March 31, 2016, we had 88,258 employees overseas. Of these employees, 70,060 employees were engaged in manufacturing operations, 2,069 in research and development and 1,648 in sales activities.

No material strikes or labor disputes have occurred overseas, and we believe that the relationship between us and our employees is favorable.

E. Share Ownership.

The information required by this item is set forth in “—A. Directors and Senior Management.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2016, there were 296,601,024 shares of our common stock outstanding held by 59,568 shareholders of record, excluding 1,541,210 shares held in treasury. According to our shareholders of record, as of March 31, 2016, the list below sets forth our largest shareholders.

	Number of shares of common stock owned (thousands)	Percentage of common stock outstanding (excluding treasury stock)

Shigenobu Nagamori (1)	42,050	14.1%
Japan Trustee Services Bank, Ltd. (trust account)	17,962	6.0%
The Master Trust Bank of Japan, Ltd. (trust account)	13,474	4.5%
The Bank of Kyoto, Ltd.	12,399	4.1%
JP MORGAN CHASE BANK 380055	7,784	2.6%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (2)	7,425	2.5%
State Street Bank and Trust Company	7,026	2.3%
Nippon Life Insurance Company	6,579	2.2%
JPMC OPPENHEIMER JASDEC LENDING ACCOUNT	6,418	2.1%

Notes:

(1)         As of March 31, 2016, Mr. Shigenobu Nagamori, our CEO, directly held of record 8.3%, and, indirectly through SN Kosan Limited Company, an entity indirectly wholly owned by Mr. Nagamori, and Nagamori Foundation , a foundation which president is Mr.Nagamori, our CEO, held of record 3.7% and 0.3%, of our outstanding shares, respectively. Mr. Nagamori’s immediate family member held an additional 1.8% of our outstanding shares as of the same date.

(2)         According to a beneficial ownership report on Schedule 13G filed with the U.S. Securities and Exchange Commission by Mitsubishi UFJ Financial Group, Inc., or MUFG, the parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on February 4, 2016, MUFG and its consolidated subsidiaries, including BTMU, beneficially owned an aggregate of 5.5% of the outstanding shares of our common stock, including 2.5% beneficially owned by BTMU, as of December 31, 2015. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

(3)         According to a large shareholding report jointly filed in Japan by Sumitomo Mitsui Trust Bank, Limited, Sumitomo Mitsui Trust Asset Management Co., Ltd. and Nikko Asset Management Co., Ltd. on April 30, 2015, the filers beneficially owned an aggregate of 5.1% of the outstanding shares of our common stock as of May 11, 2015.  Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

The voting rights of the shareholders described above are identical to those of our other shareholders.

As of March 31, 2016, there were 179 shareholders of record with addresses in the United States who held 54,378,357 shares, representing approximately 18.3%, of our outstanding common stock (excluding treasury stock) as of that date.

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

B. Related Party Transactions.

We and certain entities over which some members of management exercise significant influence entered, and expect to enter in the future, into transactions in the ordinary course of business. As summarized in the table below, for the fiscal years ended March 31, 2014, 2015 and 2016, our transactions with such entities were conducted on an arms-length basis which is described below and had no material impact on our consolidated financial position, results of operations or liquidity.

	Year ended March 31,
	2014	2015	2016
	(in millions)
SN Kosan Limited Company (1)	¥(15)	¥(15)	¥(15)
Minster Capital LLC (1)	(10)	(11)	(12)
Clear Air LLC (1)	(4)	(5)	(5)
Plus Minus Zero Co., Ltd. (2)	4	—	—
SoftBank Corp.(1)	—	(379)	(585)
Nagamori foundation(2)	—	—	(6)

Notes:

(1)         Total amount paid by us.

(2)         Total amount paid to us.

For the fiscal years ended March 31, 2014, 2015 and 2016, we entered into service transactions with SN Kosan Limited Company, an entity indirectly wholly owned by Mr. Nagamori, our CEO, where SN Kosan Limited Company provided restaurant services at the time to entertain our customers. We paid a total of approximately ¥3 million, ¥4 million and ¥4 million for the services for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

For each of the three fiscal years ended March 31, 2016, Nidec-Shimpo Corporation, our wholly owned subsidiary, paid a total of approximately ¥11 million to SN Kosan under their lease agreement for office equipment.

For the fiscal years ended March 31, 2014, 2015 and 2016, Nidec Minster Corporation, our consolidated subsidiary, paid a total of approximately ¥10 million, ¥11 million and ¥12 million, respectively, in lease payments under a customer education and service facility lease agreement with Minster Capital LLC, in which two local directors of Nidec Minster directly hold ownership interests.

For the fiscal years ended March 31, 2014, 2015 and 2016, Nidec Minster paid a total of approximately ¥4 million, ¥5 million and ¥5 million, respectively, in lease payments under an airplane lease agreement with Clear Air LLC, in which one of the local directors of Nidec Minster directly holds an ownership interest.

We sold motors to Plus Minus Zero for a total of approximately ¥4 million for the fiscal year ended March 31, 2014. As of March 31 2014, the son of our CEO and SN Kosan held an aggregate 5.2% ownership interest in LEC Inc., the parent company of Plus Minus Zero.

For the fiscal year ended March 31, 2015 and 2016, we paid a total of approximately ¥379 million and ¥585 million, respectively, in service payments under mobile service transactions, data communication transactions and connection transactions agreements with SoftBank Corp., of which Mr. Nagamori, our CEO, is an external director.

For the fiscal year ended March 31, 2016, we received service fee related to operation of Nagamori awards from Nagamori foundation, of which Mr. Nagamori, our CEO is a president, for a total of approximately ¥6 million.

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

Our Board of Directors has determined to set the year-end dividend at ¥40.0 per share for the fiscal year ended March 31, 2016. As a result, together with the interim dividend of ¥40.0 per share, the full-year dividend will be ¥80.0 per share. The dividend payout ratio, which is obtained by dividing the full-year dividend declared for a fiscal year by net income attributable to Nidec Corporation for the fiscal year, for the fiscal year ended March 31, 2016 was 25.9%.

The following table sets forth the year-end and interim dividends paid (or to be paid) to holders of record of our common stock for each of the record dates shown:

Dividends per share
Record date:
September 30, 2011	¥22.5
March 31, 2012	22.5
September 30, 2012	22.5
March 31, 2013	20.0
September 30, 2013	22.5
March 31, 2014	27.5
September 30, 2014	30.0
March 31, 2015	40.0
September 30, 2015	40.0
March 31, 2016	40.0

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

For more information, see “Item 10.D. Additional Information—Exchange Controls” and “Item 10.E. Additional Information—Taxation.”

B. Significant Changes.

Other than as described in this annual report, we are not aware of any significant changes since March 31, 2016, the date of our last audited consolidated financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

In Japan, our common stock is listed on the First Section of the Tokyo Stock Exchange. ADSs, each representing one-fourth of one share of our common stock, had been quoted on the New York Stock Exchange since September 27, 2001. Effective May 2, 2016, we delisted the ADSs from the New York Stock Exchange. We continue to maintain our American Depositary Receipt Program after the delisting, and holders of our American Depositary Shares are generally able to trade in the United States on the over-the-counter market.

The following table sets forth, for the periods indicated, the closing high and low sale prices per share of our common stock on the Tokyo Stock Exchange and the closing high and low sale prices per ADS of our ADSs on the New York Stock Exchange:

	Tokyo Stock Exchange Price Per Share of Common Stock(1)(2)		New York Stock Exchange Price Per ADS(1)(3)
	High	Low	High	Low

Year ended March 31,
2012	¥3,930	¥2,910	$12.60	$9.40
2013	3,795	2,340	11.54	6.82
2014	6,370	2,660	15.49	6.78
2015	8,360	5,462	17.48	13.40
First Quarter	6,441	5,462	15.65	13.40
Second Quarter	7,455	6,293	17.13	15.63
Third Quarter	8,360	6,449	17.15	15.31
Fourth Quarter	8,268	7,687	17.48	15.94
2016	11,365	6,553	22.87	15.06
First Quarter	9,346	7,900	19.17	16.68
Second Quarter	11,365	7,871	22.87	16.69
Third Quarter	9,864	8,232	20.11	17.28
Fourth Quarter	8,602	6,553	18.13	15.06
December 2015	9,607	8,521	19.64	17.66
January 2016	8,602	7,668	17.89	16.02
February 2016	8,481	6,553	17.72	15.06
March 2016	8,309	7,522	18.13	17.02
April 2016	8,246	7,091	18.51	16.12
May 2016	8,557	7,838	19.18	18.21

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

(3)         The prices per share of ADS in this table represent the closing high and low sale prices per share on the New York Stock Exchange up to April 29, 2016, and those on the over-the-counter market since May 2, 2016.

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

General

Our authorized share capital is 960,000,000 shares, of which 298,142,234 shares were issued and outstanding as of March 31, 2016. For information as to stock splits, see “—Stock Splits” below.

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

(g)              transfer of the whole or a part of our equity interests in any of our significant subsidiaries which meets certain requirements;

(h)             taking over of the whole of the business of any other corporation;

(i)                 removal of an Audit and Supervisory Board Member;

(j)                any issuance of shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price;

(k)             any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(l)                 purchase of shares by us from a specific shareholder other than our subsidiary;

(m)         consolidation of shares;

(n)             distribution of Surplus in kind with respect to which shareholders are not granted the right to require us to make such distribution in cash instead of in kind; and

(o)             exemption from a portion of liability of the Directors, Audit and Supervisory Board Members or independent auditors.

However, under the Company Law, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (a) through (h) above, and such matter may be decided by the Board of Directors, if it satisfies certain criteria prescribed by the Company Law as are necessary to determine that its impact is immaterial.

The voting rights of holders of ADSs are exercised by the depositary subject to the Deposit Agreement based on instructions from those holders, which instructions are subject to procedures of brokers or financial institution nominees. See “–American Depositary Receipts.”

Subscription Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our Board of Directors determines, subject to the limitations as to the issue of new shares at a “specially favorable” price in which case a special resolution of general meeting of shareholders is required as described in “–Voting Rights” above. The Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date of which not less than two weeks’ prior public notice must be made. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.

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

We continue to maintain our American Depositary Receipt Program after our delisting from the NYSE on May 2, 2016, and holders of our American Depositary Shares are generally able to trade in the United States on the over-the-counter market. In connection with the delisting, we entered into amendments to the Deposit Agreement with J.P. Morgan Chase Bank, N.A., the depositary.

For more information on the ADSs, see the amended and restated deposit agreement, including the form of ADR, filed as an exhibit to the registration statement on Form F-6 with the SEC on February 21, 2012 and the amendment no. 1 to deposit agreement, including the form of ADR, filed with the SEC on May 2, 2016 as an exhibit to the post-effective amendment to the registration statement on Form F-6.

For a description of the fees relating to the ADSs, see “Item 12.D. Description of Securities Other Than Equity Securities–American Depositary Shares.”

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

On May 31, 2016, the closing price of our shares on the Tokyo Stock Exchange was ¥8,557 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥5,000 and ¥7,000 per share, as well as the daily price limit if our per share price were to rise to between ¥7,000 and ¥10,000, or ¥10,000 and ¥15,000, or fall to between ¥3,000 and ¥5,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥3,000	Less than	¥5,000	¥700
Over	5,000	Less than	7,000	1,000
Over	7,000	Less than	10,000	1,500
Over	10,000	Less than	15,000	3,000

For a history of the trading price of our shares, see “Item 9.A. The Offer and Listing—Offer and Listing Details.”

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

For additional information regarding our ADSs, see “—B. Memorandum and Articles of Association–American Depositary Receipts” and “Item 12.D. Description of Securities Other Than Equity Securities–American Depositary Shares.”

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

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. For a discussion of applicable Japanese withholding tax, see “—Japanese Taxation” below. The amount of the dividend distribution that you must include in income as a U.S. holder will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. If the yen received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the yen equal to their U.S. dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations on a subsequent conversion or other disposition of the yen will be treated as United States source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income (discussed below).

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

Japan is a party to a number of income tax treaties, conventions and agreements (collectively, “tax treaties”), whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors who are non-resident shareholders. Such tax treaties setting the maximum tax rate at 15% have been entered into with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain. Japan’s income tax treaties with Australia, France, the Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. Pursuant to the tax treaty between the United States and Japan, portfolio investors who are qualified U.S. residents eligible for benefits of the treaty are subject to 10% withholding tax on dividends paid by a Japanese corporation if they do not have a permanent establishment in Japan and the shares for which such dividends are paid are not effectively connected with such permanent establishment. It shall be noted that, under the treaty, pension funds that are qualified U.S. residents eligible for benefits of the treaty are exempt from such withholding, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

While we are no longer subject to ongoing reporting obligations under the Exchange Act, we have been making periodic Exchange Act filings on a voluntary basis, including this annual report. Upon the filing of this annual report, we are discontinuing such voluntary filings. You may read and copy any document that we filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Some of this information may also be found on our website at www.nidec.com/en-Global/. Information on our website does not form part of this annual report.

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

We make an effort to manage the exposures to fluctuations in foreign exchange rates, interest rates and commodity prices through the use of derivative financial instruments, including foreign exchange forward contracts, currency swap contracts and commodity futures. Foreign exchange forward contracts are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates on our foreign currency accounts receivable, other receivables and accounts payable. Currency swap contracts are designed to reduce our exposure to losses resulting from adverse fluctuations in foreign exchange rates and interest rates on our financial instruments. Commodity futures are designed to reduce our exposure to losses resulting from adverse fluctuations in commodity prices, mainly prices of metals used to manufacture our products.

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

Translation Risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan that are subject to fluctuations in foreign currency exchange rates. Our assets and liabilities that are outside Japan are primarily located in China, the United States, Singapore and Thailand. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation of our financial statements. Translation gains and losses arising from changes in the value of the reporting currency relative to the functional currencies of the underlying operations are recorded outside of our statement of operations in other comprehensive income until the relevant foreign operation is disposed of or liquidated.

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

Foreign Currency Derivatives at March 31, 2016

	Maturity date
	Year ending March 31,
	2017	2018	2019	2020	2021	There- after	Total	Fair Value
	(Yen in millions, except rates)
Foreign Exchange Forward Contracts:
Sell U.S. dollars (Buy Mexican Peso)
Contract amounts (Yen in millions)	¥5,993	¥2,360	—	—	—	—	¥8,353	¥(1,017)
Weighted-average contracted forward Rate (MXN per U.S.$1)	14.71	17.76	—	—	—	—	15.57
Sell U.S. dollars (Buy Chinese Hongkong)
Contract amounts (Yen in millions)	¥2,237	¥65	—	—	—	—	¥2,302	¥(35)
Weighted-average contracted forward Rate (CNH per U.S.$1)	6.42	6.43	—	—	—	—	6.42
Sell U.S. dollars (Buy Euro)
Contract amounts (Yen in millions)	¥1,417	—	¥11	—	—	—	¥1,428	¥(7)
Weighted-average contracted forward Rate (USD per €1)	1.15	—	1.45	—	—	—	1.15
Sell Canadian dollar (Buy Euro)
Contract amounts (Yen in millions)	¥328	¥88	—	—	—	—	¥416	¥21
Weighted-average contracted forward Rate (EUR per CAN$1)	0.70	0.70	—	—	—	—	0.70
Sell Euro (Buy Hungarian Forint)
Contract amounts (Yen in millions)	¥181	—	—	—	—	—	¥181	¥(1)
Weighted-average contracted forward Rate (HUF per €1)	317.19	—	—	—	—	—	317.19
Sell Yen (Buy Euro)
Contract amounts (Yen in millions)	¥41	¥41	—	—	—	—	¥82	¥(0)
Weighted-average contracted forward Rate (JPY per €1)	128.50	128.60	—	—	—	—	128.55

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

The table below sets forth information about our financial instruments that are sensitive to changes in interest rates. For our loan receivables and debt, the table indicates whether the interest component is fixed or variable, the amount of the cash flows and the expected weighted-average interest rate for the next five years and thereafter as well as the fair value. For our currency swaps, the table presents payment type, the amount of the cash flows and weighted-average interest rates by expected (contracted) maturity dates and the fair value.

Interest Rate Risk at March 31, 2016

	Maturity date
	Year ending March 31,
	2017	2018	2019	2020	2021	There- after	Total	Fair Value
Long-term Loan Receivable:
Fixed Rate
Principal cash flows ( Yen in millions)	0	6	114	4	5	5	134	135
Weighted-average interest rate	0.00%	3.82%	5.91%	4.27%	4.27%	3.49%	5.60%
Long-term Debt:
Fixed Rate (long-term loans)
Principal cash flows ( Yen in millions)	30,523	1,104	480	458	428	229	33,222	33,347
Weighted-average interest rate	0.21%	1.70%	2.45%	2.46%	2.25%	1.58%	0.36%
Fixed Rate (straight bonds)
Principal cash flows ( Yen in millions)	50,000	65,000	—	15,000	—	20,000	150,000	151,541
Weighted-average interest rate	0.21%	0.39%	—	0.60%	—	0.96%	0.42%
Floating Rate (long-term loans)
Principal cash flows ( Yen in millions)	—	—	—	—	27,719	—	27,719	27,719
Weighted-average interest rate	—	—	—	—	1.28%	—	1.28%
Currency swaps:
Fixed rate payments
Principal cash flows (Yen in millions)	—	—	—	—	27,550	—	27,550	(62)
Weighted-average interest rate	—	—	—	—	(0.48)%	—	(0.48)%
Floating rate receivables
Principal cash flows (U.S.$ in millions)	—	—	—	—	246	—	246
Weighted-average interest rate	—	—	—	—	1.28%	—	1.28%

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

Equity Price Risk

We hold available-for-sale securities and held-to-maturity securities that are included in our marketable securities. As of March 31, 2015, the fair value of available-for-sale securities and held-to-maturity securities were ¥19,383 million and ¥402 million, respectively. As of March 31, 2016, the fair value of available-for-sale securities and held-to-maturity securities were ¥13,508 million and ¥910 million, respectively.

If the fair value of available-for-sale securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2016 would be ¥1,351 million.

For further information relating to marketable securities, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies—Other-than-temporary Losses on Marketable Securities” and Note 9 to our consolidated financial statements included in this annual report.

Commodity Price Risk

We are exposed to market risk arising from changes in prices of commodities, mainly including metals used to manufacture our products. We enter into commodity futures contracts to reduce such exposure. The following table provides the contract amount and fair value of our commodity futures at March 31, 2015 and 2016.

Commodity Price Risk at March 31, 2016

	Year ended March 31,
	2015		2016
	Contract amount	Fair value	Contract amount	Fair value
	(Yen in millions)
Commodity futures
To buy commodity	¥4,929	¥(277)	¥4,773	¥(206)

Item 12. Description of Securities Other Than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

We voluntarily delisted our American Depositary Shares, or ADSs, from the New York Stock Exchange, or NYSE, on May 2, 2016 (Eastern Time in the United States). Our ADSs are currently traded on the over-the-counter market in the United States.

According to the Deposit Agreement, as amended in June 2016, among us, holders of our ADSs and the ADS depositary, J.P. Morgan Chase Bank, N.A., or the Depositary, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

Category	Depositary Actions	Associated Fee
Depositing or substituting underlying shares

Acceptance of shares deposited, and issuance of ADSs against deposits of shares, including deposits and issuances in respect of share distributions, rights, other distributions, share dividends, share splits, mergers, exchanges of shares, and other transactions or events affecting the ADSs or the deposited shares

U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADSs issued or delivered

(The Depositary may sell sufficient securities and property received in respect of stock distributions, rights and other distributions prior to deposits to pay charges.)

Receiving or distributing dividends	Cash distributions made pursuant to the Deposit Agreement	U.S.$0.05 or less per ADS

Selling or exercising rights	Distribution or sale of shares, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such shares	U.S.$5.00 for each 100 ADSs (or portion thereof)

Withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited shares, cancelled or reduced	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered, cancelled or reduced

Transferring, splitting or grouping receipts	Transfer, combination or split-up of ADRs	U.S.$1.50 per ADR or ADRs

General depositary services	Services performed by the depositary in administering the ADRs

U.S.$0.05 per ADS per calendar year, which fee may be charged on a periodic basis during each calendar year and shall be payable at the sole discretion of the Depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

Category	Depositary Actions	Associated Fee
Expenses of the Depositary

Fees, charges and expenses incurred by the Depositary or its agents in connection with:

• Servicing of shares and deposited securities

• Sale of securities (including deposited securities)

• Delivery of deposited securities or otherwise in connection with compliance with applicable law, rule or regulations (assessed on a proportionate basis against holders as of the record date or dates set by the Depositary)

• Stock transfer or other taxes and other governmental charges, including stamp duty, withholding taxes, penalties and interest

• Cable, telex, facsimile transmission and delivery

• Transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities

• Conversion of foreign currency into U.S. dollars (including fees, expenses and other charges charged by the Depositary and/or its agent, which may be a division, branch or affiliate, appointed in connection with such conversion)

• Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

• Any other charge payable by the Depositary or its agents

Expenses payable at the sole discretion of the Depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

Fees and Payments made by the Depositary to the Issuer

The Depositary has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the ADR program, including investor relations expenses, stock exchange application and listing fees. There are limits on the amount of expenses for which the Depositary will reimburse us. Under certain circumstances, including where the ADR program is terminated prior to the expiration of the current term of J.P. Morgan Chase Bank’s appointment as the ADS depositary on December 31, 2021, we are required to repay to the Depositary the amounts reimbursed in prior periods. For the calendar year 2015, the Depositary reimbursed us an aggregate of U.S.$100,000, consisting of U.S.$ 30,721 for our investor relations activities in the United States, and U.S.$ 69,279 for advisory services relating to the preparation of our annual report on Form 20-F for the fiscal year ended March 31, 2015. In connection with the delisting from the NYSE, the Deposit Agreement was amended and the aggregate reimbursement amount was changed to U.S.$50,000 per year for our investor relations activities in the United States and other related matters.

For more information on our ADR program, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of March 31, 2016. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2016, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Based on this evaluation, management determined that we maintained effective internal control over financial reporting as of March 31, 2016.

Our independent registered public accounting firm, PricewaterhouseCoopers Kyoto, has audited the effectiveness of our internal control over financial reporting as of March 31, 2016, as stated in their report which appears on page F-2 of this annual report.

Attestation Report of the Registered Public Accounting Firm

See the attestation report of our independent registered public accounting firm, PricewaterhouseCoopers Kyoto, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Principal Independent Registered Public Accounting Firm Audit Fees and Services Fees

The following table presents the aggregate fees billed by PricewaterhouseCoopers Kyoto, a member firm of PricewaterhouseCoopers, and by other member firms of the PricewaterhouseCoopers network to us in the fiscal years ended March 31, 2015 and 2016:

	Yen in millions
	For the year ended March 31,
Type of Fees:	2015	2016
Audit Fees(1)	¥1,091	¥1,231
Audit-Related Fees(2)	2	11
Tax Fees(3)	25	31
All Other Fees(4)	1	—
Total	¥1,119	¥1,273

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

In each of the fiscal years ended March 31, 2015 and 2016, none of the services described above under this Item 16C were waived from the pre-approval requirement pursuant to the exemption provided under Rule 2-01(c)(7)(i)(C) of Regulation S-X.

We note that, as a result of our voluntary delisting of our American Depositary Shares from the NYSE and the related suspension of our reporting obligations under the Exchange Act on May 2, 2016, we are no longer required to comply with the pre-approval requirements described above. In light of this, we will consider whether to revise our pre-approval policies and procedures based on relevant Japanese laws and regulations as well as internal policies.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, which applied to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we relied on the exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with audit and supervisory boards meeting certain requirements. For a New York Stock Exchange-listed Japanese company with an audit and supervisory board, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

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

We note that, as a result of our voluntary delisting of our American Depositary Shares from the NYSE and the related suspension of our reporting obligations under the Exchange Act on May 2, 2016, we are no longer required to comply with Rule 10A-3. In light of this, we will consider whether to revise our governance structure based on relevant Japanese laws and regulations as well as internal policies.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth information concerning the purchases of shares of our common stock made by us during the fiscal year ended March 31, 2016.

	Total number of shares purchased (shares)(1)	Average price paid per share (yen)	Total number of shares purchased as part of publicly announced plans or programs (shares)	Maximum number of shares that may yet be purchased under the plans or programs (shares)
Year 2015
April 1 – 30	621	¥8,148	—	3,749,800
May 1 – 31	565	9,065	—	3,749,800
June 1 – 30	270	9,079	—	3,749,800
July 1 – 31	467	9,852	—	3,749,800
August 1 – 31	497	10,390	—	3,749,800
September 1 – 30	235	9,011	—	3,749,800
October 1 – 31	148	8,529	—	3,749,800
November 1 – 30	350	9,699	—	3,749,800
December 1 – 31	572	9,110	—	3,749,800
Year 2016
January 1 – 31 (2)	1,539,682	7,857	1,539,600	3,000,000
February 1 – 29	158	7,533	—	3,000,000
March 1 – 31	89	7,882	—	3,000,000
Total	1,543,654	¥7,860	1,539,600	3,000,000

Notes:

(1)         During the fiscal year ended March 31, 2016, a total of 4,054 shares were purchased through our purchases of shares constituting less than one unit (100 shares) from registered holders of such shares at the current market price of those shares. For a discussion of the shareholder right to require us to repurchase such shares, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Japanese Unit Share System.”.

(2)         On January 21, 2016, we announced a share repurchase plan where we are authorized by the Board of Directors to repurchase up to the smaller of 3,000,000 shares or ¥24.0 billion between January 27, 2016 and January 26, 2017.

Between April 1, 2016 and May 31, 2016, we did not repurchase any shares of our common stock under the current share repurchase plan described above.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

Companies listed on the New York Stock Exchange, or NYSE, must comply with certain listing standards regarding corporate governance under the NYSE’s Listed Company Manual, or NYSE Corporate Governance Standards. Listed companies that are foreign private issuers, however, are permitted, with certain exceptions, to follow home country practices in lieu of the NYSE Corporate Governance Standards. (We note that, as a result of our voluntary delisting of our American Depositary Shares from the NYSE on May 2, 2016, we are no longer required to comply with such NYSE listing standards.) Our corporate governance practices, which comply with Japanese laws, regulations and stock exchange rules, and the NYSE Corporate Governance Standards followed by U.S. listed companies have the following significant differences:

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

Audit Committee

A company listed on the NYSE must have an audit committee composed entirely of independent directors. We were generally exempted, with some exceptions, from this requirement by virtue of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

Compensation Committee

A company listed on the NYSE must have a compensation committee comprised entirely of independent directors. A compensation committee must also have authority to retain or obtain the advice of compensation advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any compensation adviser. We were generally exempted from these requirements by virtue of paragraph (b)(5)(i) of Rule 10C-1 of the Exchange Act.

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
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2015 filed on June 25, 2015)

2.1

Form of Deposit Agreement, amended and restated as of February 21, 2012, among Nidec Corporation, JPMorgan Chase Bank, N.A. as Depositary, and holders of American Depositary Receipts
(Incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (file no. 333-179604) filed on May 2, 2016)

2.2	Form of American Depositary Receipt (Incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (file no. 333-179604) filed on May 2, 2016)

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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
Date: June 21, 2016

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
(Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2015 filed on June 25, 2015)

2.1

Form of Deposit Agreement, amended and restated as of February 21, 2012, among Nidec Corporation, JPMorgan Chase Bank, N.A. as Depositary, and holders of American Depositary Receipts
(Incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (file no. 333-179604) filed on May 2, 2016)

2.2	Form of American Depositary Receipt (Incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (file no. 333-179604) filed on May 2, 2016)

8.1	Subsidiaries of Nidec Corporation

11.1	Compliance Code of Conduct (English translation) (Incorporated by reference to Nidec’s annual report on Form 20-F for the year ended March 31, 2013 filed on June 26, 2014)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

NIDEC CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nihon Densan Kabushiki Kaisha

(“NIDEC Corporation”)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of NIDEC Corporation and its subsidiaries at March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016 in conformity with accounting principles generally accepted in United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Kyoto

Kyoto, Japan

June 20, 2016

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions
	March 31
	2015	2016

Current assets:
Cash and cash equivalents	¥269,902	¥305,942
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥830 million on March 31, 2015 and ¥809 million on March 31, 2016:
Notes	15,221	16,589
Accounts	222,396	218,680
Inventories	170,874	170,951
Other current assets	50,622	53,150
Total current assets	729,015	765,312

Marketable securities and other securities investments	21,516	16,004
Investments in and advances to affiliated companies	2,167	1,896
	23,683	17,900
Property, plant and equipment:
Land	47,427	47,477
Buildings	189,742	190,362
Machinery and equipment	430,019	450,860
Construction in progress	33,831	33,340
	701,019	722,039
Less - Accumulated depreciation	(358,897)	(374,310)
	342,122	347,729
Goodwill	162,959	162,963
Other non-current assets, net of allowance for doubtful accounts of ¥465 million on March 31, 2015 and ¥461 million on March 31, 2016	99,561	90,568
Total assets	¥1,357,340	¥1,384,472

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions
	March 31
	2015	2016

Current liabilities:
Short-term borrowings	¥52,401	¥81,092
Current portion of long-term debt	45,485	82,796
Trade notes and accounts payable	194,998	177,254
Accrued expenses	33,375	34,948
Other current liabilities	36,689	44,388
Total current liabilities	362,948	420,478

Long-term liabilities:
Long-term debt	184,612	136,894
Accrued pension and severance costs	19,576	19,169
Other long-term liabilities	37,105	35,426
Total long-term liabilities	241,293	191,489

Commitments and contingencies (Notes 21 and 22)
Equity:
Common stock authorized 2015 and 2016: 960,000,000 shares; issued:
2015- 294,108,416 shares / 2016- 298,142,234 shares	77,071	87,784
Additional paid-in capital	105,459	116,058
Retained earnings	427,641	495,761
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	131,332	77,624
Net unrealized gains and losses on securities	7,412	3,698
Net gains and losses on derivative instruments	(1,072)	(746)
Pension liability adjustments	(2,844)	(3,847)
Treasury stock, at cost:
2015- 9,636 shares / 2016- 1,541,210 shares	(27)	(12,111)
Total Nidec Corporation shareholders’ equity	744,972	764,221
Noncontrolling interests	8,127	8,284
Total equity	753,099	772,505
Total liabilities and equity	¥1,357,340	¥1,384,472

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Net sales	¥875,109	¥1,028,385	¥1,178,290
Operating expenses:
Cost of products sold	674,903	786,486	908,311
Selling, general and administrative expenses	77,534	85,781	93,463
Research and development expenses	37,808	45,179	51,978
	790,245	917,446	1,053,752
Operating income	84,864	110,939	124,538
Other income (expense):
Interest and dividend income	2,376	2,359	1,913
Interest expense	(1,526)	(1,487)	(2,228)
Foreign exchange (loss) gain, net	(56)	804	(153)
Gain on marketable securities, net	245	70	946
Other, net	(1,443)	(5,593)	(5,688)
	(404)	(3,847)	(5,210)
Income before income taxes	84,460	107,092	119,328
Income taxes	(25,658)	(29,033)	(26,466)
Equity in net (loss) income of affiliated companies	(25)	29	1
Consolidated net income	58,777	78,088	92,863
Less: Net income attributable to noncontrolling interests	(2,505)	(2,073)	(1,053)
Net income attributable to Nidec Corporation	¥56,272	¥76,015	¥91,810

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	206.82	271.61	309.32
Diluted	193.50	256.05	308.19
Cash dividends paid	¥42.50	¥57.50	¥80.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Consolidated net income	¥58,777	¥78,088	¥92,863
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	43,429	77,753	(54,491)
Net unrealized gains and losses on securities	2,980	3,243	(3,714)
Net gains and losses on derivative instruments	(266)	(1,048)	326
Pension liability adjustments	738	(2,534)	(981)
Total	46,881	77,414	(58,860)
Total comprehensive income (loss)	105,658	155,502	34,003
Less: Comprehensive (income) loss attributable to noncontrolling interests	(3,961)	(3,037)	(292)
Comprehensive income (loss) attributable to Nidec Corporation	¥101,697	¥152,465	¥33,711

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Yen in millions (except for number of shares of common stock)
	Common stock						Total
	Shares	Amount	Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation shareholders’ equity	Non- controlling interests	Total
Balance at March 31, 2013	290,150,160	¥66,551	¥70,518	¥322,638	¥12,953	¥(57,007)	¥415,653	¥38,164	¥453,817
Comprehensive income (loss):
Net income				56,272			56,272	2,505	58,777
Other comprehensive income (loss)
Foreign currency translation adjustments					41,904		41,904	1,525	43,429
Net unrealized gains and losses on securities					2,998		2,998	(18)	2,980
Net gains and losses on derivative instruments					(266)		(266)	—	(266)
Pension liability adjustments					789		789	(51)	738
Total other comprehensive income (loss)							45,425	1,456	46,881
Total comprehensive income (loss)							101,697	3,961	105,658
Purchase of treasury stock						(2,838)	(2,838)	—	(2,838)
Change in ownership of subsidiaries in connection with share exchange transaction			(4,279)			20,655	16,376	(16,376)	—
Dividends paid to shareholders of Nidec Corporation				(11,425)			(11,425)	—	(11,425)
Dividends paid to noncontrolling interests							—	(894)	(894)
Capital transaction with consolidated subsidiaries and other			(1,042)			(450)	(1,492)	(2,033)	(3,525)
Balance at March 31, 2014	290,150,160	¥66,551	¥65,197	¥367,485	¥58,378	¥(39,640)	¥517,971	¥22,822	¥540,793
Comprehensive income (loss):
Net income				76,015			76,015	2,073	78,088
Other comprehensive income (loss)
Foreign currency translation adjustments					76,792		76,792	961	77,753
Net unrealized gains and losses on securities					3,227		3,227	16	3,243
Net gains and losses on derivative instruments					(1,048)		(1,048)	—	(1,048)
Pension liability adjustments					(2,521)		(2,521)	(13)	(2,534)
Total other comprehensive income (loss)							76,450	964	77,414
Total comprehensive income (loss)							152,465	3,037	155,502
Conversion of convertible bond	3,958,256	10,520	34,582			29,130	74,232	—	74,232
Purchase of treasury stock						(2,159)	(2,159)	—	(2,159)
Change in ownership of subsidiaries in connection with share exchange transaction			5,175			11,960	17,135	(17,135)	—
Dividends paid to shareholders of Nidec Corporation				(15,859)			(15,859)	—	(15,859)
Dividends paid to noncontrolling interests							—	(611)	(611)
Capital transaction with consolidated subsidiaries and other			505			682	1,187	14	1,201
Balance at March 31, 2015	294,108,416	¥77,071	¥105,459	¥427,641	¥134,828	¥(27)	¥744,972	¥8,127	¥753,099

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(continued)

	Yen in millions (except for number of shares of common stock)
	Common stock						Total
	Shares	Amount	Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation shareholders’ equity	Non- controlling interests	Total
Balance at March 31, 2015	294,108,416	¥77,071	¥105,459	¥427,641	¥134,828	¥(27)	¥744,972	¥8,127	¥753,099
Comprehensive income (loss):
Net income				91,810			91,810	1,053	92,863
Other comprehensive income (loss)
Foreign currency translation adjustments					(53,708)		(53,708)	(783)	(54,491)
Net unrealized gains and losses on securities					(3,714)		(3,714)	—	(3,714)
Net gains and losses on derivative instruments					326		326	—	326
Pension liability adjustments					(1,003)		(1,003)	22	(981)
Total other comprehensive income (loss)							(58,099)	(761)	(58,860)
Total comprehensive income (loss)							33,711	292	34,003
Conversion of convertible bond	4,033,818	10,713	10,628			22	21,363	—	21,363
Purchase of treasury stock						(12,133)	(12,133)	—	(12,133)
Dividends paid to shareholders of Nidec Corporation				(23,690)			(23,690)	—	(23,690)
Dividends paid to noncontrolling interests							—	(54)	(54)
Capital transaction with consolidated subsidiaries and other			(29)			27	(2)	(81)	(83)
Balance at March 31, 2016	298,142,234	¥87,784	¥116,058	¥495,761	¥76,729	¥(12,111)	¥764,221	¥8,284	¥772,505

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASHFLOWS

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Cash flows from operating activities:
Consolidated net income	¥58,777	¥78,088	¥92,863
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	39,497	45,087	55,298
Amortization	6,814	8,317	9,438
Gain from marketable securities, net	(245)	(70)	(946)
Loss (gain) on sales, disposal or impairment of property, plant and equipment	534	(275)	23
Deferred income taxes	9,146	6,523	2,036
Equity in net loss (income) of affiliated companies	25	(29)	(1)
Foreign currency adjustments	(3,498)	1,634	(14)
Accrual for pension and severance costs, net payments	(4,240)	1,583	151
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(19,957)	(20,109)	(5,163)
Increase in inventories	(10,070)	(29,565)	(6,722)
Increase (decrease) in notes and accounts payable	14,299	10,054	(6,897)
Increase (decrease) in accrued income taxes	3,899	220	(391)
Other	(7,762)	(9,583)	7,935
Net cash provided by operating activities	¥87,219	¥91,875	¥147,610

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASHFLOWS

(continued)

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Cash flows from investing activities:
Additions to property, plant and equipment	¥(40,297)	¥(58,042)	¥(81,918)
Proceeds from sales of property, plant and equipment	2,601	3,110	1,437
Purchases of marketable securities	(309)	(6)	(507)
Proceeds from sales or redemption of marketable securities	1,059	68	1,319
Acquisitions of business, net of cash acquired	(23,350)	(27,343)	(9,665)
Proceeds from sales of business, net of cash divested	210	3,381	—
Other	(3,092)	(2,398)	(5,981)
Net cash used in investing activities	(63,178)	(81,230)	(95,315)
Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(11,821)	29,592	32,412
Proceeds from issuance of long-term debt	30,000	78	37,903
Repayments of long-term debt	(34,323)	(30,104)	(26,210)
Proceeds from issuance of corporate bonds	50,000	—	—
Redemption of corporate bonds	(4,250)	—	—
Purchases of treasury stock	(2,838)	(2,159)	(12,133)
Payments for additional investments in subsidiaries	(217)	(292)	(191)
Dividends paid to shareholders of Nidec Corporation	(11,425)	(15,859)	(23,690)
Other	(1,655)	(764)	(316)
Net cash provided by (used in) financing activities	13,471	(19,508)	7,775
Effect of exchange rate changes on cash and cash equivalents	16,808	31,025	(24,030)
Net increase in cash and cash equivalents	54,320	22,162	36,040
Cash and cash equivalents at beginning of year	193,420	247,740	269,902
Cash and cash equivalents at end of year	¥247,740	¥269,902	¥305,942

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NIDEC Corporation (the “Company”) and its subsidiaries (collectively “NIDEC”) are primarily engaged in the design, development, manufacture and marketing of i) small precision motors, which include spindle motors for hard disk drives, brushless motors, fan motors, vibration motors, brush motors and motor applications; ii) automotive, appliance, commercial and industrial products, which includes automotive motors and components, home appliance, commercial and industrial motors and related products; iii) machinery, which includes industrial robots, card readers, test systems, pressing machines and power transmission drives; iv) electronic and optical components, which include switches, trimmer potentiometers, lens units and camera shutters; and v) others, which include services. Manufacturing operations are located primarily in Asia (China, Thailand, Vietnam and the Philippines), North America, Japan and Europe, and sales subsidiaries are primarily located in Asia, Japan, North America and Europe.

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

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates. NIDEC participate in a notional pooling arrangement with a single financial institution, which is used to fund short-term liquidity needs. This arrangement contains specific provisions for the right to offset positive and negative cash balances. The facility allows for cash withdrawals from this financial institution based upon our aggregate cash deposits within the same financial institution. Our audited consolidated financial statements reflect cash net of withdrawals of ¥3,831 million as of March 31, 2016.

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

Derivative financial instruments -

NIDEC manages the exposures of fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swap agreements, currency swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purposes.

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

Depreciation expense amounted to ¥39,497 million, ¥45,087 million, and ¥55,298 million for the years ended March 31, 2014, 2015 and 2016, respectively.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥477 million, ¥525 million, and ¥684 million for the years ended March 31, 2014, 2015 and 2016, respectively.

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

Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated financial statements and footnotes for the years ended March 31, 2014 and 2015 to conform to the current year presentation.

Accounting Changes

As of April 1, 2015, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 205 “Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Recent Accounting Pronouncements

Nidec decided to voluntarily adopt International Financial Reporting Standards (“IFRS”) to its consolidated financial statements in lieu of the current US-GAAP to strengthen and improve the efficiency of financial reporting. Nidec is due to disclose its consolidated financial statements according to IFRS from the first quarter of the fiscal year ending March 2017.Therefore, Nidec will not present the recent U.S. GAAP accounting pronouncements that have not been effective yet as Nidec will not apply them. Nidec is currently evaluating the potential impact from adopting IFRS on its consolidated financial position, results of operations and liquidity.

3. Acquisitions and dispositions

On January 1, 2014, NIDEC acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation (currently Nidec Sankyo CMI Corporation), a Japanese company, which consists of development, manufacturing and sale of small motors, electric contact products and other products for cash of ¥5,228 million, in order to strengthen our automotive product business and enhance our product portfolio.

On March 31, 2014, NIDEC acquired all of the voting rights in Honda Elesys Co., Ltd. (currently Nidec Elesys Corporation), a Japanese company, which consists of development, manufacturing and sale of automobile electronic control units for car bodies for cash of ¥24,320 million, mainly in order to combine our EPS motors with Elesys’ electronic control units (ECU) to be transformed into a module business, and create sales synergies by utilizing Nidec Group’s sales network for automotive motors.

On February 2, 2015, NIDEC acquired all of the voting rights in Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (currently NIDEC GPM GmbH) (“GPM”), a German company, which consists of development, manufacturing and sale of automotive oil pumps and modules for passenger cars and commercial vehicles for cash of ¥30,024 million, in order to further transform its business model from one based solely on motors to one based on modularization / systematization and to accelerate its shift to high value-added businesses.

On February 2, 2015, NIDEC disposed of all of the voting rights in Nidec Logistics Corporation to Maruzen Showa Unyu Co., Ltd. for cash of ¥5,000 million. Gain on sales of the subsidiary’s stocks of ¥1,182 million arising from the disposition was included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2015.

On May 15, 2015, NIDEC acquired all of the voting rights in Motortecnica s.r.l., an Italian company, which consists of design, manufacturing, repair, maintenance and servicing of electrical rotating machinery for cash of ¥1,897 million from its founding family, in order to strengthen its service business and expand in the generators market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

On June 2, 2015, NIDEC additionally acquired a certain amount of the voting rights in Sejin Electron (Hong Kong) Co., Limited (currently SCD (Hong Kong) Co., LTD.), a Chinese company, which consists of manufacture and marketing of automotive parts and appliance motors for cash of ¥424 million from Sejin Electron Inc., in order to strengthen its manufacturing capacity and expand in the automotive and appliance market. As a result of the acquisition, its voting rights in Sejin Electron (HK) increased from 50.0% to 100.0%. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On July 31, 2015, NIDEC acquired the switched reluctance (SR) motor and drive business of China Tex Mechanical & Electrical Engineering Ltd (currently Nidec (Beijing) Drive Technologies Co., Ltd.), a Chinese company, which consists of design, development, manufacture and marketing of SR motors and drives for cash of ¥407 million, in order to start manufacturing and developing SR motors and drives in China, which is a significant step forward in enhancing its presence in the industrial solution products market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On August 24, 2015, NIDEC acquired all of the voting rights in Arisa, S.A. (currently Nidec Arisa S.L.U.), a Spanish company, which consists of development, manufacturing, sales and aftermarket services of large-sized servo press machines for cash of ¥3,878 million from its founding family, in order to effectively supplement the Company’s overall press machine business and enhance the Company’s brand exposure to the European automotive industry. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On August 31, 2015, NIDEC acquired all of the voting rights in KB Electronics, Inc. (taken over by Nidec Motor Corporation in March 2016), a US company, which consists of design, manufacture and sales of AC and DC electric motor drives and controls for cash of ¥3,672 million from its founding family, in order to add KB drives and controls into our product portfolio and expand our ability to provide packaged solutions to customers who want to pair a simple AC input variable speed control with a motor. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On September 1, 2015, NIDEC acquired the business of E.M.G. Elettromeccanica S.r.l., an Italian company, which consists of development, production and sales of motors for commercial facilities such as swimming pool and spa, air and smoke ventilation as well as household appliances and industrial equipment (brake motors, etc.) for cash of ¥931 million, in order to draw on its core strengths and gain a strong foothold in the world market for commercial and residential solutions, including motors for pumps used in swimming pools and spas and enrich our product lines and improving our production efficiency as well as further enhance its inter-group procurement synergies necessary to bring NIDEC to the leadership position in the European commercial equipment market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

On September 8, 2015, NIDEC acquired all of the voting rights in PT. NAGATA OPTO INDONESIA, an Indonesian company, which consists of processing of glass lenses for cash of ¥212 million from its founding family, in order to grow its automotive lens unit business further by strengthening production capacity through active capital investment to meet growing market demand and improve profitability by gaining in-house production capabilities of glass lenses. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect NIDEC’s valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of GPM in the fiscal year ended March 31, 2015. During the three months ended September 30, 2015, NIDEC completed its valuation of such assets and liabilities of GPM.

The effects of the adjustments for each consolidated financial statement were as follows:

Consolidated balance sheet as of March 31, 2015

Current assets ¥(1,499) million, property, plant and equipment ¥3,144 million, goodwill ¥(9,471) million, intangible assets ¥9,972 million, other noncurrent assets ¥55 million, liability ¥2,400 million and equity ¥(199) million.

Of intangible assets, Trademark of ¥3,156 million is not subject to amortization. The remaining intangible assets are subject to amortization and consist of customer relationships of ¥3,647 million, developed technologies of ¥3,169 million. NIDEC has estimated the weighted average amortization period for the customer relationships and developed technologies to be 20 years and 15 years, respectively.

Consolidated statement of income for the year ended March 31, 2015

Operating income ¥(279) million, income before income taxes ¥(279) million and net income attributable to Nidec Corporation ¥(201) million.

In addition, NIDEC is currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of companies executed in the fiscal year ending March 31, 2016. Assets and liabilities which are currently under evaluaton have been recorded on NIDEC’s consolidated balance sheet based on preliminary management estimation as of March 31, 2016. With regard to assets and liabilities of which fair value evaluation is completed, consolidated financial statements for the six months ended September 30, 2015 have been retrospectively adjusted to reflect NIDEC’s valuation of fair value. These evaluations do not have material impacts on NIDEC’s consolidated financial position, results of operations or liquidity.

The following represent the unaudited pro forma results of operations of NIDEC for the years ended March 31, 2014 and 2015, as if the acquisitions of GPM had occurred on April 1, 2013. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Pro forma results of operations on the acquisitions during the years ended March 31, 2016 are omitted because of their immaterialities.

The unaudited pro forma results of operations of NIDEC for the years ended March 31, 2014 and 2015, as if the acquisition of GPM had occurred on April 1, 2013.

	Yen in millions
	For the year ended March 31 (Unaudited)
	2014	2015
Pro forma net sales	¥909,356	¥1,065,579
Pro forma net income	56,795	77,052

	Yen
Pro forma net income attributable to Nidec Corporation per share
— Basic	¥208.75	¥275.31
— Diluted	195.30	259.54

Note: NIDEC implemented a two-for-one stock split on its common stock as of April 1, 2014. Each pro forma net income attributable to Nidec Corporation per share has been adjusted to reflect the effect of the stock split.

4. Goodwill and other intangible assets:

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31
	2015			2016
	Gross carrying amounts	Accumulated amortization	Carrying amounts	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥15,652	¥3,485	¥12,167	¥15,182	¥4,444	¥10,738
Customer relationships	58,881	13,934	44,947	56,430	16,893	39,537
Software	21,659	10,979	10,680	24,085	12,676	11,409
Other	7,608	3,734	3,874	7,218	3,887	3,331
Total	¥103,800	¥32,132	¥71,668	¥102,915	¥37,900	¥65,015

The weighted average amortization periods for proprietary technology, customer relationships and software are 12 years, 18 years and 6 years, respectively.

Total amortization of intangible assets for the years ended March 31, 2014, 2015 and 2016 amounted to ¥6,393 million, ¥7,206 million and ¥8,288 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Total indefinite lived intangible assets amounted to ¥12,262 million and ¥11,844 million as of March 31, 2015 and 2016, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,	Yen in millions
2017	¥8,374
2018	7,643
2019	6,921
2020	5,860
2021	4,823

NIDEC has completed the annual impairment test for existing goodwill and indefinite lived intangible assets as required by ASC 350 as of January 1, 2016. For the years ended March 31, 2014, 2015 and 2016, NIDEC has determined that the fair value of each reporting unit which includes goodwill has been in excess of its carrying amount. Accordingly, for the years ended March 31, 2014, 2015 and 2016, no goodwill impairment loss has been recorded. As a result of the annual impairment test for existing indefinite lived intangible assets, for the years ended March 31, 2014, 2015 and 2016, impairment loss of indefinite lived intangible assets has not been recorded.

The changes in the carrying amount of goodwill by operating reportable segment for the years ended March 31, 2015 are as follows:

	Yen in millions
	Balance as of April 1, 2014	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2015
Goodwill:
Nidec Electronics (Thailand)	¥7,645	¥—	¥—	¥1,303	¥8,948
Nidec Sankyo	28,685	—	—	109	28,794
Nidec Copal	16,462	—	—	—	16,462
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	62,692	—	—	3,610	66,302
Nidec Motors & Actuators	16,699	4,319	—	466	21,484
All Others	18,136	—	—	784	18,920
	¥152,368	¥4,319	¥—	¥6,272	¥162,959

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The changes in the carrying amount of goodwill by operating reportable segment for the years ended March 31, 2016 are as follows:

	Yen in millions
	Balance as of April 1, 2015	Acquisition	Impairment loss	Translation adjustments and Others	Balance as of March 31, 2016
Goodwill:
Nidec Electronics (Thailand)	¥8,948	¥—	¥—	¥678	¥9,626
Nidec Sankyo	28,794	115	—	(66)	28,843
Nidec Copal	16,462	—	—	—	16,462
Nidec Techno Motor	2,049	—	—	—	2,049
Nidec Motor	66,302	3,757	—	(3,165)	66,894
Nidec Motors & Actuators	21,484	—	—	(502)	20,982
All Others	18,920	1,124	—	(1,937)	18,107
	¥162,959	¥4,996	¥—	¥(4,992)	¥162,963

NIDEC has partially reclassified reportable segment. Accordingly, previous period amounts have been reclassified. Reportable segment information is described in Notes 23 (2).

5. Supplemental cash flow information:

The supplemental information associated with the consolidated statements of cash flows for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Cash paid during the fiscal year for:
Income taxes	¥12,613	¥22,290	¥24,821
Interest	1,636	1,463	1,693
Non-cash investing and financing activities:
Capital lease obligations	499	70	8,045
Conversion of convertible bond	—	74,344	21,449
Change in ownership of subsidiaries in connection with share exchange transaction
—Change in common stock	4,279	5,175	—
—Change in treasury stock	20,655	11,960	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

6. Allowance for doubtful accounts:

NIDEC estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific customer receivables.

An analysis of activity within the allowance for doubtful accounts for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions
	2014	2015	2016
Allowance for doubtful accounts at beginning of the year	¥1,375	¥1,593	¥1,295
Provision for doubtful accounts, net of reversal	366	(388)	336
Write-offs	(267)	(37)	(301)
Translation adjustment and other	119	127	(60)
Allowance for doubtful accounts at the end of the year	¥1,593	¥1,295	¥1,270

7. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31
	2015	2016
Finished goods	¥75,398	¥77,670
Raw materials	51,182	52,325
Work in process	39,187	36,308
Supplies and other	5,107	4,648
	¥170,874	¥170,951

8. Other current assets:

Other current assets as of March 31, 2015 and 2016 consist of the following:

	Yen in millions
	March 31
	2015	2016
Other receivable	¥19,901	¥18,003
Deferred tax assets (Note 16)	9,159	9,133
Costs on uncompleted construction contracts	9,701	12,941
Prepaid expenses	6,612	5,978
Other	5,249	7,095
	¥50,622	¥53,150

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,630	¥11,423	¥—	¥19,053
Debt securities	330	—	—	330
Held-to-maturity
Japanese government debt securities	400	2	—	402
	¥8,360	¥11,425	¥—	¥19,785
Securities not practicable to estimate fair value
Equity securities	¥1,733

	Yen in millions
	March 31, 2016
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,323	¥5,958	¥54	¥13,227
Debt securities	281	—	—	281
Held-to-maturity
Japanese government debt securities	901	9	—	910
	¥8,505	¥5,967	¥54	¥14,418
Securities not practicable to estimate fair value
Equity securities	¥1,595

During the years ended March 31, 2014, 2015 and 2016, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥2,998 million, increased by ¥3,227 million and decreased by ¥3,714 million, respectively.

Proceeds from sale of marketable securities were ¥1,059 million, ¥68 million and ¥1, 319 million for the years ended March 31, 2014, 2015 and 2016, respectively. On those sales, gross realized gains were ¥242 million, ¥26 million and ¥943 million, respectively. On the other hand, gross realized losses were ¥12 million for the years ended March 31, 2014 and did not occur for the year ended March 31, 2015. For the year ended March 31, 2016, gross realized losses were ¥1 million.

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

Yen in millions
March 31, 2015
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥—	¥—	¥—	¥—
Debt securities	—	—	—	—
	¥—	¥—	¥—	¥—

	Yen in millions
	March 31, 2016
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥1,020	¥54	¥—	¥—
Debt securities	—	—	—	—
	¥1,020	¥54	¥—	¥—

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, if the fair value is significantly below the original cost for an extended period of time, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary and the impaired amount is recognized as a realized loss. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. However, even if a fair value is not significantly less than the original cost, the impaired amount is recognized as a realized loss when specific factors indicate the decline in the fair value is other-than-temporary.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

For the years ended March 31, 2015 and 2016, held-to-maturity securities of ¥400 million and ¥901 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

10. Other non-current assets:

Other non-current assets as of March 31, 2015 and 2016 consist of the following:

	Yen in millions
	March 31
	2015	2016
Intangible assets *1	¥83,931	¥76,859
Other *2	15,630	13,709
	¥99,561	¥90,568

Notes:

*1 “Intangible assets” information is described in Note 4 “Goodwill and other intangible assets”.

*2 “Other” primarily consists of long-term prepaid expenses.

11. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2015 and 2016 consist of the following:

	Yen in millions
	March 31
	2015	2016
Unsecured loans, principally from banks with average interest at March 31, 2015 and 2016 of 0.17% and 0.23% per annum, respectively	¥52,401	¥81,004
Secured loans, principally from banks with average interest at March 31, 2016 of 5.98% per annum	—	88
	¥52,401	¥81,092

As of March 31, 2016, NIDEC had unused lines of credit amounting to ¥218,973 million with banks. Under these programs, NIDEC is authorized to obtain short-term financing at prevailing interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Long-term debt at March 31, 2015 and 2016 are comprised of the following:

	Yen in millions
	March 31
	2015	2016
Unsecured loans, representing obligations principally to banks
Due 2015 to 2026 in 2015 with interest ranging from 0.17% to 6.40% per annum in 2015	¥53,789	—
Due 2016 to 2026 in 2016 with interest ranging from 0.00% to 14.79% per annum in 2016	—	¥59,616
Secured loans, representing obligations principally to banks
Due 2015 to 2024 in 2015 with interest ranging from 1.45% to 3.50% per annum in 2015	1,372	—
Due 2016 to 2023 in 2016 with interest ranging from 1.95% to 3.50% per annum in 2016	—	1,326
Zero coupon convertible bonds due 2015 Convertible at ¥5,313 for one common share	21,455	—
Unsecured straight bonds due 2017 Interest at 0.39% per annum in 2015 and 2016	65,000	65,000
Unsecured straight bonds due 2019 Interest at 0.60% per annum in 2015 and 2016	15,000	15,000
Unsecured straight bonds due 2022 Interest at 0.96% per annum in 2015 and 2016	20,000	20,000
Unsecured straight bonds due 2016 Interest at 0.21% per annum in 2015 and 2016	50,000	50,000
Capital lease obligations
Due 2015 to 2020 in 2015, with interest ranging from 0.00% to 15.74 % per annum in 2015	3,481	—
Due 2016 to 2023 in 2016, with interest ranging from 0.00% to 15.74 % per annum in 2016	—	8,748
	230,097	219,690
Less - Bonds current portion due within one year	(21,455)	(50,000)
Less - Long-term debt current portion due within one year	(22,106)	(30,523)
Less - Capital lease obligation current portion due within one year	(1,924)	(2,273)
	¥184,612	¥136,894

Detail of Euro Yen denominated zero coupon convertible bonds due 2016 is as follows;

	Yen in millions
	March 31
	2015	2016
Principal amount	¥21,445	¥—
Unamortized premium	10	—
Total	¥21,455	¥—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015, which were listed at Singapore Stock Exchange, were issued on September 21, 2010, and were redeemable at 100% of principal amount on September 18, 2015 (maturity date).

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

During the six months ended September 30, 2015, the bonds as of March 31, 2015 had been fully converted into common stock due to exercises of stock acquisition rights, which led to the allocation of treasury stock and issuances of new shares. The exercises of stock acquisition rights are a non-cash financing activity.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

The aggregate amounts of annual maturity of long-term debt after March 31, 2016 are as follows:

Yen in millions
Year ending March 31
2017	¥82,796
2018	72,386
2019	562
2020	15,544
2021	28,161
2022 and thereafter	¥20,241

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. As of March 31, 2016, certain subsidiary pledges machinery, land and building with the sum of book value of ¥2,744 million as collateral for ¥1,414 million of short-term borrowings, current portion of long-term debt and long-term debt. Among them, pledged asset of factory foundation is building of ¥854 million and corresponding debt is short-term borrowings of ¥88 million.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

12. Other current liabilities:

Other current liabilities as of March 31, 2015 and 2016 consist of the following:

	Yen in millions
	March 31
	2015	2016
Accounts payable for property, plant and equipment	¥7,989	¥6,730
Advances received	7,813	15,817
Income taxes payable	6,039	5,831
Product warranty liabilities	3,887	3,988
Other	10,961	12,022
	¥36,689	¥44,388

“Other” primarily consists of accrued consumption taxes.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Information regarding NIDEC’s employees’ defined benefit plans is as follows:

Japanese plans:

	Yen in millions
	March 31
	2015	2016
Change in benefit obligation:
Benefit obligation at beginning of year	¥17,666	¥18,194
Service cost	1,167	1,182
Interest cost	188	171
Actuarial loss	832	2,375
Plan amendment	(190)	—
Benefits paid	(1,469)	(2,276)
	18,194	19,646
Change in plan assets:
Fair value of plan assets at beginning of year	11,777	14,929
Actual return on plan assets	1,029	936
Employer contribution	3,167	625
Benefits paid	(1,044)	(1,167)
Fair value of plan assets at end of year	14,929	15,323
Funded status	¥(3,265)	¥(4,323)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2015	2016
Accrued pension and severance costs	¥5,116	¥5,335
Other non-current assets	(1,851)	(1,012)
Net amounts recognized	¥3,265	¥4,323

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2015	2016
Actuarial loss	¥(1,684)	¥221
Prior service credit	1,381	1,211
Pension liability adjustments, pre-tax	¥(303)	¥1,432

The accumulated benefit obligations for all defined benefit pension plans were ¥17,876 million and ¥19,447 million for the years ended March 31, 2015 and 2016, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2015	2016
Projected benefit obligations	¥11,056	¥11,233
Accumulated benefit obligations	¥10,763	¥10,812
Fair value of plan assets	¥5,941	¥5,897

Weighted-average assumptions used to determine benefit obligations as of March 31, 2015 and 2016 are as follows:

	March 31
	2015	2016
Discount rate	1.2%	0.5%
Rate of compensation increase	4.1%	2.9%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2014, 2015 and 2016 are as follows:

	For the year ended
	March 31
	2014	2015	2016
Discount rate	1.3%	1.2%	1.2%
Expected return on plan assets	2.6%	2.5%	2.5%
Rate of compensation increase	2.2%	4.2%	4.1%

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Components of net periodic (benefit) cost:
Service cost	¥927	¥1,167	¥1,182
Interest cost	180	188	171
Expected return on plan assets	(164)	(236)	(313)
Amortization of net actuarial loss	92	79	60
Amortization of prior service credit	(157)	(207)	(170)
Net periodic pension cost	¥878	¥991	¥930

Prior service cost and actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees. The estimated prior service credit and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2017 are ¥170 million and ¥173 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Foreign plans:

	Yen in millions
	March 31
	2015	2016
Change in benefit obligation:
Benefit obligation at beginning of year	¥21,966	¥27,619
Service cost	508	787
Interest cost	828	731
Actuarial gain(loss)	3,689	(735)
Settlement	—	(1,306)
Acquisition and other	(51)	(10)
Foreign currency exchange rate changes	1,948	(1,254)
Benefits paid	(1,269)	(1,395)
	27,619	24,437
Change in plan assets:
Fair value of plan assets at beginning of year	10,113	13,329
Actual return on plan assets	1,177	10
Employer contribution	1,054	160
Settlement	(25)	(1,306)
Foreign currency exchange rate changes and other	1,804	(687)
Benefits paid	(794)	(799)
Fair value of plan assets at end of year	13,329	10,707
Funded status	¥(14,290)	¥(13,730)

Amounts included in the consolidated balance sheet are comprised of:

	Yen in millions
	March 31
	2015	2016
Accrued pension and severance costs	¥14,290	¥13,823
Other non-current assets	—	(93)
Net amounts recognized	¥14,290	¥13,730

Amounts included in accumulated other comprehensive income (loss) as pension liability adjustments are comprised of:

	Yen in millions
	March 31
	2015	2016
Actuarial gain(loss)	¥(4,501)	¥(1,206)
Pension liability adjustments, pre-tax	¥(4,501)	¥(1,206)

The accumulated benefit obligations for all defined benefit pension plans were ¥25,936 million and ¥24,189 million for the years ended March 31, 2015 and 2016, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31
	2015	2016
Projected benefit obligations	¥27,045	¥23,815
Accumulated benefit obligations	25,362	23,613
Fair value of plan assets	¥12,595	¥10,038

Weighted-average assumptions used to determine benefit obligations as of March 31, 2015 and 2016 are as follows:

	March 31
	2015	2016
Discount rate	3.3%	3.5%
Rate of compensation increase	3.5%	3.0%

Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2014, 2015 and 2016 are as follows:

	For the year ended
	March 31
	2014	2015	2016
Discount rate	4.4%	4.4%	3.3%
Expected return on plan assets	7.5%	7.6%	7.5%
Rate of compensation increase	3.0%	3.0%	3.5%

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Components of net periodic (benefit) cost:
Service cost	¥553	¥508	¥787
Interest cost	741	828	731
Expected return on plan assets	(443)	(1,170)	(370)
Amortization of net actuarial loss	27	14	179
Net periodic pension cost	¥878	¥180	¥1,327

Actuarial gain and losses are amortized using the straight-line method over the average remaining service period of active employees. The estimated net actuarial losses for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost for the year ending March 31, 2017 is ¥92 million.

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

NIDEC’s portfolio for plans consists of three major components: approximately 2% is invested in equity securities, approximately 5% is invested in debt securities, and approximately 93% is invested in other investment vehicles, primarily consisting of investments in pooled funds and life insurance company general accounts.

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

The three levels of input used to measure fair value are more fully described in Note 19. The fair values of NIDEC’s pension plan assets at March 31, 2015 and 2016, by asset category, are as follows:

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2016	Level 1	Level 2	Level 3
Equity securities:
Japanese companies	¥264	¥264	¥—	¥—
Foreign companies	201	201	—	—
Debt securities:
Pooled funds *1	1,334	—	1,334	—
Other assets:
Cash and cash equivalents	3,897	3,897	—	—
Life insurance company general accounts	5,532	—	5,532	—
Pooled funds *2	11,760	—	11,760	—
Others	3,042	—	3,042	—
Total	¥26,030	¥4,362	¥21,668	¥—

*1                                  These funds invest in approximately 65% Japanese bonds, 35% foreign bonds.

*2                                  These funds primarily invest in listed equity securities consisting of approximately 9% Japanese companies and 27% foreign companies, and debt security consisting of approximately 8% Japanese bonds and 46% foreign bonds.

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

NIDEC expects to contribute approximately ¥1,801 million to its defined benefit plans for the year ending March 31, 2017.

The future benefit payments for defined benefit plans are expected as follows:

	Yen in millions
	Japanese plans	Foreign plans
2017	¥857	¥1,092
2018	779	1,072
2019	1,090	1,159
2020	945	1,115
2021	914	1,250
Years 2022-2026	¥5,820	¥5,662

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Certain subsidiaries have a number of multiemployer plans. Total amounts of cost recognized for certain subsidiaries’ contributions to the plans were ¥169 million, ¥169 million and ¥115 million for the years ended March 31, 2014, 2015 and 2016, respectively. NIDEC expects to contribute approximately ¥109 million for the year ending March 31, 2017.

Certain subsidiaries have a number of defined contribution plans. Total amounts of cost recognized for certain subsidiaries’ contribution to the plans were ¥2,617 million, ¥3,103 million and ¥3,270 million for the years ended March 31, 2014, 2015 and 2016, respectively. NIDEC expects to contribute approximately ¥3,301 million for the year ending March 31, 2017.

14. Other long-term liabilities:

Other long-term liabilities as of March 31, 2015 and 2016 consist of the following:

	Yen in millions
	March 31
	2015	2016
Deferred tax liabilities (Note 16)	¥30,512	¥28,807
Other	6,593	6,619
	¥37,105	¥35,426

“Other” primarily consists of unrecognized tax benefits, accrued interest and penalty.

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

The amount of statutory retained earnings of the Company available for dividend payments to shareholders was ¥185,289 million and ¥166,429 million for the years ended March 31, 2015 and 2016, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period. Retained earnings for the year ended March 31, 2016 includes amounts representing final cash dividends of ¥11,864 million, ¥40 per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Repurchased treasury stock is not entitled to a dividend under the Company Law. NIDEC resolved to repurchase its own shares at several meetings of its Board of Directors during the years ended March 31, 2015 and 2016. In accordance with the resolution, NIDEC repurchased 1,530,000 shares of treasury stock for the aggregate cost of ¥12,013 million during the year ended March 31, 2016.   NIDEC owned 36 shares, or ¥0 million and 1,541,210 shares, or ¥12,111 million of treasury stock repurchased for the years ended March 31, 2015 and 2016, which were restricted regarding the payment of cash dividend.

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

Retained earnings relating to equity in undistributed earnings reflect ¥168 million, ¥155 million and ¥167 million of accumulated deficit of the companies accounted for by the equity method for the years ended March 31, 2014, 2015 and 2016.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Net unrealized gains (losses) from securities	Net gains (losses) from derivative instruments	Pension liability adjustments	Total
For the year ended March 31, 2015:
Balance at March 31, 2014	54,540	4,185	(24)	(323)	58,378
Other comprehensive income (loss) before reclassifications	76,856	3,245	(1,065)	(2,461)	76,575
Amounts reclassified from accumulated other comprehensive income (loss)	(64)	(18)	17	(60)	(125)
Net change during the current period other comprehensive income (loss)	76,792	3,227	(1,048)	(2,521)	76,450
Balance at March 31, 2015	131,332	7,412	(1,072)	(2,844)	134,828

	Yen in Millions
	Foreign currency translation adjustments	Net unrealized gains (losses) from securities	Net gains (losses) from derivative instruments	Pension liability adjustments	Total
For the year ended March 31, 2016:
Balance at March 31, 2015	131,332	7,412	(1,072)	(2,844)	134,828
Other comprehensive income (loss) before reclassifications	(53,941)	(3,059)	(1,210)	(1,017)	(59,227)
Amounts reclassified from accumulated other comprehensive income (loss)	233	(655)	1,536	14	1,128
Net change during the current period other comprehensive income (loss)	(53,708)	(3,714)	326	(1,003)	(58,099)
Balance at March 31, 2016	77,624	3,698	(746)	(3,847)	76,729

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statement of income
For the year ended March 31, 2016:
Foreign currency translation adjustments	233	Other, net, Selling,general and administrative expenses
	—	Income taxes
	233	Consolidated net income
	—	Net income attributable to noncontrolling interests
	233	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(942)	Gain from marketable securities, net
	287	Income taxes
	(655)	Consolidated net income
	—	Net income attributable to noncontrolling interests
	(655)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	2,480	Cost of products sold, Interest expense
	(944)	Income taxes
	1,536	Consolidated net income
	—	Net income attributable to noncontrolling interests
	1,536	Net income attributable to Nidec Corporation

Pension liability adjustments	44	*2
	(8)	Income taxes
	36	Consolidated net income
	(22)	Net income attributable to noncontrolling interests
	14	Net income attributable to Nidec Corporation
Total amount reclassified, net of tax and noncontrolling interests	1,128

*1 Amounts in parentheses indicate gains in consolidated statement of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount

For the year ended March 31, 2014:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥43,429	¥—	¥43,429
Reclassification adjustments for gains and losses realized in net income	—	—	—
Net unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	4,567	(1,440)	3,127
Reclassification adjustments for gains and losses realized in net income	(230)	83	(147)
Net gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains (losses) arising during period	(397)	153	(244)
Reclassification adjustments for gains and losses realized in net income	(37)	15	(22)
Pension liability adjustment:
Actuarial gains (losses) arising during period	1,072	(378)	694
Prior service cost arising during period	74	(14)	60
Reclassification adjustments for actuarial gains and losses realized in net income	119	(35)	84
Reclassification adjustments for prior service credit and cost realized in net income	(157)	57	(100)
Other comprehensive income (loss)	¥48,440	¥(1,559)	¥46,881

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount

For the year ended March 31, 2015:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥77,817	¥—	¥77,817
Reclassification adjustments for gains and losses realized in net income	(64)	—	(64)
Net unrealized gains (losses) from securities:
Unrealized holding gains (losses)arising during period	5,035	(1,774)	3,261
Reclassification adjustments for gains and losses realized in net income	(26)	8	(18)
Net gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains (losses) arising during period	(1,719)	654	(1,065)
Reclassification adjustments for gains and losses realized in net income	28	(11)	17
Pension liability adjustment:
Actuarial gains (losses) arising during period	(4,193)	1,526	(2,667)
Prior service cost arising during period	226	(20)	206
Reclassification adjustments for actuarial gains and losses realized in net income	93	(26)	67
Reclassification adjustments for prior service credit and cost realized in net income	(207)	67	(140)
Other comprehensive income (loss)	¥76,990	¥424	¥77,414

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	Yen in millions
	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
For the year ended March 31, 2016:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(54,724)	¥—	¥(54,724)
Reclassification adjustments for gains and losses realized in net income	233	—	233
Net unrealized gains (losses) from securities:
Unrealized holding gains (losses) arising during period	(4,612)	1,553	(3,059)
Reclassification adjustments for gains and losses realized in net income	(942)	287	(655)
Net gains (losses) from derivative instruments qualifying for cash flow hedges:
Unrealized gains (losses) arising during period	(1,945)	735	(1,210)
Reclassification adjustments for gains and losses realized in net income	2,480	(944)	1,536
Pension liability adjustment:
Actuarial gains (losses) arising during period	(1,446)	429	(1,017)
Reclassification adjustments for actuarial gains and losses realized in net income	214	(60)	154
Reclassification adjustments for prior service credit and cost realized in net income	(170)	52	(118)
Other comprehensive income (loss)	¥(60,912)	¥2,052	¥(58,860)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions
	For the year ended
	March 31
	2014	2015	2016

Income (loss) before income taxes:
The Company and domestic subsidiaries	¥25,262	¥23,398	¥17,492
Foreign subsidiaries	59,198	83,694	101,836
	¥84,460	¥107,092	¥119,328

The provision for income taxes consists of the following:

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Current income tax expense/(benefit):
The Company and domestic subsidiaries	¥1,872	¥5,531	¥3,144
Foreign subsidiaries	10,139	12,799	17,181
Total current	12,011	18,330	20,325
Deferred income tax expense (benefit):
The Company and domestic subsidiaries	12,579	10,497	5,744
Foreign subsidiaries	1,068	206	397
Total deferred	13,647	10,703	6,141
Total provision	¥25,658	¥29,033	¥26,466

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 38.0% in 2014, approximately 36.0% in 2015 and approximately 33.0% in 2016. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31
	2014	2015	2016
Statutory tax rate	38.0%	36.0%	33.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(14.6)	(14.3)	(12.9)
Tax on undistributed earnings	2.2	2.7	1.1
Valuation allowance	(2.3)	(4.3)	(1.5)
Liabilities for unrecognized tax benefits	(0.1)	0.3	0.0
Reversal of deferred tax assets related to foreign tax credit	5.3	—	—
Deduction for foreign taxes	2.4	1.5	1.5
Withholding tax on dividends from overseas subsidiaries	0.0	2.3	1.0
Changes in Japanese income tax rates	0.3	0.7	0.5
Other	(0.8)	2.2	(0.5)
Effective income tax rate	30.4%	27.1%	22.2%

The effective income tax rate decreased 4.9 percentage points from 27.1% for the year ended March 31, 2015 to 22.2% for the year ended March 31, 2016.

On March 29, 2016, the national diet of Japan enacted the 2016 tax reform bill, which resulted in various changes to the calculation of statutory income taxes for companies were promulgated in Japan. The statutory tax rate used for calculating deferred tax assets and liabilities, where temporary differences would be realized after April 1, 2016, was accordingly reduced from approximately 33.0% or approximately 32.2% to approximately 31.0%, as applicable.

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

In the Philippines, NIDEC received certain tax incentives in September 2015, which included an income tax holiday for four years.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The aggregate amounts and per share effects of tax holidays are as follows:

	Yen in millions
	For the year ended
	March 31
	2014	2015	2016

Aggregate amounts of tax holidays	¥4,362	¥5,109	¥5,041

	Yen
Per share - Basic	¥16.03	¥18.25	¥16.98
- Diluted	¥15.02	¥17.22	¥16.92

NIDEC implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, the per share effects of tax holidays have been accordingly adjusted to reflect the effect of the stock split.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2015	2016
Deferred tax assets:
Inventories	¥2,528	¥1,823
Property, plant and equipment	4,200	2,818
Accrued bonus	2,180	1,917
Accrued enterprise tax	376	247
Pension and severance plans	3,244	3,134
Operating loss carryforwards for tax purposes	8,595	6,057
Accrued vacation	1,171	962
Accrued expenses	1,371	1,330
Other	4,685	2,163
Gross deferred tax assets	28,350	20,451
Less - Valuation allowance	(9,162)	(6,079)
Net deferred tax assets	19,188	14,372
Deferred tax liabilities:
Basis difference of acquired assets	(1,343)	(954)
Undistributed earnings not permanently reinvested	(13,165)	(12,540)
Marketable securities	(2,026)	(247)
Intangible assets	(14,103)	(13,383)
Other	(7,398)	(3,678)
Total deferred tax liabilities	(38,035)	(30,802)
Net deferred tax liabilities	¥(18,847)	¥(16,430)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Operating loss carryforwards for tax purposes on March 31, 2016 in Japan and foreign countries amounted to approximately ¥19,571million and are available as an offset against future taxable income.

With the exception of ¥4,412 million with no expiration period, the majority of these carryforwards expire in years 2017 to 2036.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2014, 2015 and 2016 consist of the following:

	Yen in millions
	March 31
	2014	2015	2016
Valuation allowance at beginning of year	¥(14,492)	¥(14,561)	¥(9,162)
Additions	(4,231)	(3,006)	(594)
Deductions	4,183	8,405	3,677
Impact on newly acquired companies	(21)	—	—
Valuation allowance at end of year	¥(14,561)	¥(9,162)	¥(6,079)

Deferred tax assets and deferred tax liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2015	2016
Deferred tax assets:
Other current assets	¥9,159	¥9,133
Other non-current assets	4,710	4,421
Deferred tax liabilities:
Other current liabilities	(2,204)	(1,177)
Other long-term liabilities	(30,512)	(28,807)
Net deferred tax liabilities	¥(18,847)	¥(16,430)

Management of NIDEC intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recorded on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future, aggregating ¥285,085 million as of March 31, 2016. NIDEC estimates an additional deferred tax liability of ¥20,976 million would be required at such time if the full amount of these accumulated earnings were expected to be remitted.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Yen in millions
	For the year ended March 31,
	2014	2015	2016
Balance at April 1	¥2,361	¥2,232	¥2,482
Additions for tax positions of the current year	357	250	406
Reduction for tax positions of prior years	(486)	—	(138)
Impact on newly acquired companies	—	—	98
Balance at March 31	¥2,232	¥2,482	¥2,848

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥2,848 million.

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

NIDEC recognizes interest and penalties related to unrecognized tax benefits as a component of other, net in the consolidated statements of income. The interest and penalties for the fiscal years ended March 31, 2014, 2015 and 2016, respectively, had no material impact on its consolidated results of operations. The total gross accrued interest and penalty were ¥96 million and ¥147 million at March 31, 2015 and 2016, respectively.

NIDEC remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2009, with various tax jurisdictions including Japan.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

17. Reconciliation of the differences between basic and diluted earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the years ended March 31, 2014, 2015 and 2016.

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share
For the year ended March 31, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,272	272,078	¥206.82
Effect of dilutive securities:
Zero coupon convertible bonds	(64)	18,400
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,208	290,478	¥193.50
For the year ended March 31, 2015:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥76,015	279,873	¥271.61
Effect of dilutive securities:
Zero coupon convertible bonds	(57)	16,782
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥75,958	296,655	¥256.05

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share

For the year ended March 31, 2016:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥91,810	296,808	¥309.32
Effect of dilutive securities:
Zero coupon convertible bonds	(3)	1,083
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥91,807	297,891	¥308.19

18. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swap agreements, currency swap agreements and commodity futures contracts. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered to be mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements, and commodity futures contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The contractual amounts outstanding of derivative instruments

Derivatives designated as cash flow hedges are as follows:

	Yen in millions
	March 31, 2015	March 31, 2016
Foreign exchange forward contracts	¥21,746	¥11,252
Interest rate swap agreements	10,014	—
Commodity futures	4,929	4,773

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2015	March 31, 2016
Foreign exchange forward contracts	¥1,321	¥1,510
Currency swap contracts	—	27,550

Fair values of derivative instruments

Derivatives designated as cash flow hedges are as follows:

		Asset Derivatives
		Yen in millions
	Balance sheet location	March 31, 2015	March 31, 2016
Foreign exchange forward contracts	Other current assets	¥8	¥—
Commodity futures	Other current assets	47	48

		Liability Derivatives
		Yen in millions
	Balance sheet location	March 31, 2015	March 31, 2016
Foreign exchange forward contracts	Other current liabilities	¥1,584	¥1,032
Interest rate swap agreements	Other current liabilities	12	—
Commodity futures	Other current liabilities	324	254

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
		Yen in millions
	Balance sheet location	March 31, 2015	March 31, 2016
Currency swap contracts	Other current assets	—	55

		Liability Derivatives
		Yen in millions
	Balance sheet location	March 31, 2015	March 31, 2016
Foreign exchange forward contracts	Other current liabilities	¥142	¥7
Currency swap contracts	Other current liabilities	—	117

The effect of derivative instruments on the consolidated statements of income for the year ended March 31

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Foreign exchange forward contracts	¥(229)	¥(1,075)	¥294
Interest rate swap agreements	(5)	8	3
Commodity futures	(32)	19	29

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of	Yen in millions
	income	For the year ended March 31
	location	2014	2015	2016
Foreign exchange forward contracts	Cost of sales	¥241	¥47	¥(1,031)
Interest rate swap agreements	Interest expense	(7)	(3)	(3)
Commodity futures	Cost of sales	(212)	(61)	(502)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the year ended March 31, 2016.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

A net loss of ¥714 million in accumulated other comprehensive income at March 31, 2016 is expected to be reclassified into earnings within the next 12 months.

As of March 31, 2016, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of	Yen in millions
	income	For the year ended March 31
	location	2014	2015	2016
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥23	¥(336)	¥268
Currency option contracts	Foreign exchange gain (loss), net	18	(7)	—
Currency swap contracts	Other, net	—	—	(62)
	Interest Income	—	—	9

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

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

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2015	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥19,383	¥19,053	330	—
Derivatives	55	47	8	—
Total assets:	¥19,438	¥19,100	¥338	—
Liabilities:
Derivatives	¥2,062	¥324	¥1,738	—

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2016	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥13,508	¥13,227	¥281	—
Derivatives	103	48	55	—
Total assets:	¥13,611	¥13,275	¥336	—
Liabilities:
Derivatives	¥1,410	¥254	¥1,156	—

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Fair value of financial instruments:

The carrying amount and estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions		Yen in millions
	March 31, 2015		March 31, 2016
	Carrying amount	Estimated fair value	Carrying amount	Estimated Fair value
Asset (Liability):
Cash and cash equivalents	¥269,902	¥269,902	¥305,942	¥305,942
Short-term investments	2	2	1,947	1,947
Long-term investments	160	160	38	38
Short-term loan receivable	171	171	49	49
Long-term loan receivable	42	41	134	135
Short-term borrowings	(52,401)	(52,401)	(81,092)	(81,092)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(55,161)	(55,099)	(60,941)	(61,066)
Bonds including the current portion	¥(171,455)	¥(183,687)	¥(150,000)	¥(151,541)

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

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from the year ended March 31, 2016 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The carrying amounts of “Trade notes and accounts receivable” and “Trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

20. Related party transactions:

As of March 31, 2016, the Chief Executive Officer (“CEO”) of the Company, a business entity indirectly owned by the CEO (“the business entity”), a foundation which president is the CEO and the CEO’s immediate family member held 8.3%, 3.7%, 0.3% and 1.8% of the outstanding shares of the Company, respectively.

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

21. Lease commitments:

NIDEC leases certain assets under capital lease and operating lease arrangements. An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2015	2016
Machinery and equipment	¥7,322	¥13,389
Other leased assets	107	134
Less — Accumulated amortization	(3,289)	(8,262)
	¥4,140	¥5,261

Amortization expenses under capital leases for the years ended March 31, 2014, 2015 and 2016 were ¥1,305 million, ¥1,109 million and ¥5,970 million, respectively.

The future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2016 are as follows:

Yen in Millions
Year ending March 31:
2017	¥2,314
2018	6,571
2019	85
2020	87
2021	14
2022 and thereafter	11
Total minimum lease payments	9,082
Less — Amount representing interest	(334)
Present value of net minimum lease payments	8,748
Less — Current obligations	(2,273)
Long-term capital lease obligations	¥6,475

Rental expenses under operating leases for the years ended March 31, 2014, 2015 and 2016 were ¥2,586 million, ¥2,911 million and ¥2,882 million, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2016 are as follows:

Yen in millions
Year ending March 31:
2017	¥2,363
2018	1,772
2019	1,492
2020	1,210
2021	957
2022 and thereafter	1,489
Total minimum future rentals	¥9,283

NIDEC is a lessor in direct financing leases and operating leases for which a portion of the land, office and manufacturing facilities is subleased over various terms. The direct financing leases did not have a material impact on our consolidated financial position or results of operations.

Rental revenues under operating leases for the years ended March 31, 2014, 2015 and 2016 were ¥175 million, ¥39 million and ¥151 million, respectively.

The future minimum lease payments to be received under operating leases that have remaining non-cancelable terms as of March 31, 2016 are as follows:

Yen in millions
Year ending March 31:
2017	¥127
2018	64
2019	34
2020	32
2021	32
2022 and thereafter	59
Total minimum future rentals	¥348

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

22. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding at March 31, 2016 for the purchase of property, plant and equipment and other assets approximated ¥6,101 million.

Contingencies -

NIDEC has guaranteed approximately ¥256 million of lease contracts for customers in connection with the purchase for NIDEC’s products at March 31, 2016. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥9,894 million as of March 31, 2016, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

Product warranty –

NIDEC guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for warranty cost are made based on historical warranty claim experience. The changes in product warranty liability for the years ended March 31, 2015 and 2016 are summarized as follows:

	Yen in millions
	March 31
	2015	2016
Balance at beginning of year	¥3,036	¥3,982
Addition	1,641	1,382
Utilization	(947)	(1,167)
Foreign exchange impact	252	(182)
Balance at end of year	¥3,982	¥4,015

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

23. Segment information:

(1) Enterprise-wide information:

Product information –

The following table provides product information for the years ended March 31, 2014, 2015 and 2016:

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥185,506	¥204,141	¥207,974
Other small precision motors	177,007	193,858	240,014
Sub-total	362,513	397,999	447,988
Automotive, appliance, commercial and industrial products	345,236	460,007	554,713
Machinery	86,955	98,800	106,462
Electronic and optical components	72,845	65,050	64,112
Others	7,560	6,529	5,015
Consolidated total	¥875,109	¥1,028,385	¥1,178,290

The “Small precision motors” group of products consists of “Hard disk drives spindle motors” and “Other small precision motors”. The “Other small precision motors” group of products consists of brushless motors, fan motors, vibration motors, brush motors and motor applications, etc.

The “Automotive, appliance, commercial and industrial products” group of products consists of automotive motors and components, home appliance, commercial and industrial motors and related products.

The “Machinery” group of products consists of industrial robots, card readers, test systems, pressing machines and power transmission drives, etc.

The “Electronic and optical components” group of products consists of switches, trimmer potentiometers, lens units and camera shutters, etc.

“Others” consists of services, etc.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Geographic information –

Revenues from external customers, which are attributed to countries based on the location of the Company or the subsidiaries that transacted with the external customer for the years ended March 31, 2014, 2015 and 2016, and long-lived assets as of March 31, 2015 and 2016 are as follows:

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Net sales:
Japan	¥238,278	¥268,416	¥271,571
U.S.A.	132,117	174,521	197,235
Singapore	63,950	70,956	72,727
Thailand	85,435	90,813	106,998
Germany	38,043	44,756	87,502
China	197,134	235,409	293,353
Other	120,152	143,514	148,904
Consolidated total	¥875,109	¥1,028,385	¥1,178,290

For the year ended March 31, 2016, the sales by the Germany segment are separated from the Others segment as an individual segment whilst the sales by the Philippines segment are combined into the Others segment. Accordingly, previous period amounts have been reclassified.

	Yen in millions
	March 31
	2015	2016
Long-lived assets:
Japan	¥94,850	¥99,265
U.S.A.	28,050	27,061
Singapore	479	210
Thailand	40,598	34,666
Germany	14,676	17,350
China	80,957	81,533
Other	82,512	87,644
Consolidated total	¥342,122	¥347,729

For the year ended March 31, 2016, the long-lived assets by the Germany segment are separated from the Others segment as an individual segment whilst the long-lived assets by the Philippines segment are combined into the Others segment. Accordingly, previous period amounts have been reclassified.

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

NIDEC has changed NIDEC’s segment reporting so that it is in line with recent acquisition activity and changes in materiality. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. Since April 2015, the Nidec Philippines segment, the Nidec (Zhejiang) segment and the Nidec Copal Electronics segment are no longer identified as reportable segments and included in All Others segment due to their immateriality. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the years ended March 31, 2014, 2015 and 2016.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany and other subsidiaries in Europe, North America, Latin America, Japan and Asia, which primarily produce and sell automotive products. This segment also includes the Nidec GPM group which was newly consolidated since February 2015.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

NIDEC evaluates performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec Singapore, Nidec (H.K), Nidec Motor and Nidec Motors & Actuators. Therefore, NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with NIDEC’s consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. NIDEC’s segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following tables show net sales to external customers and other financial information by operating segment for the years ended March 31, 2014, 2015 and 2016:

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Net sales to external customers:
Nidec Corporation	¥27,599	¥28,954	¥31,384
Nidec Electronics (Thailand)	67,623	74,653	89,802
Nidec Singapore	57,893	66,556	68,115
Nidec (H.K.)	69,890	81,460	113,470
Nidec Sankyo	98,564	122,711	129,068
Nidec Copal	47,023	38,670	39,525
Nidec Techno Motor	50,691	58,746	58,456
Nidec Motor	171,879	200,040	224,786
Nidec Motors & Actuators	105,249	172,699	247,662
All Others	177,821	184,079	176,487
Total	874,232	1,028,568	1,178,755
Adjustments *1	877	(183)	(465)
Consolidated total	¥875,109	¥1,028,385	¥1,178,290

*1               Adjustments primarily relate to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

There was no certain customer group which exceeded 10% of the consolidated net sales for the years ended March 31, 2014, 2015 and 2016.

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Net sales to other operating segments:
Nidec Corporation	¥138,354	¥152,371	¥198,604
Nidec Electronics (Thailand)	43,982	49,812	41,951
Nidec Singapore	749	869	820
Nidec (H.K.)	1,339	1,300	1,315
Nidec Sankyo	312	331	336
Nidec Copal	2,318	2,411	19,841
Nidec Techno Motor	4,041	4,474	4,950
Nidec Motor	80	383	601
Nidec Motors & Actuators	20,384	21,507	22,580
All Others	117,876	137,843	167,102
Total	329,435	371,301	458,100
Intersegment elimination	(329,435)	(371,301)	(458,100)
Consolidated total	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Operating income (loss):
Nidec Corporation	¥13,184	¥14,083	¥18,031
Nidec Electronics (Thailand)	12,781	14,996	15,696
Nidec Singapore	709	1,052	1,432
Nidec (H.K.)	483	613	372
Nidec Sankyo	10,392	12,686	15,052
Nidec Copal	(1,323)	517	2,182
Nidec Techno Motor	6,671	7,291	5,717
Nidec Motor	8,880	11,690	16,674
Nidec Motors & Actuators	8,954	18,614	25,368
All Others	30,479	34,128	29,001
Total	91,210	115,670	129,525
Reclassification *1	2,055	5,026	4,481
U.S. GAAP adjustments and Others *2	(1,337)	(2,124)	(818)
Consolidation adjustments mainly related to elimination of intersegment income or loss	1,266	2,808	5,369
Corporate*3	(8,330)	(10,441)	(14,019)
	¥84,864	¥110,939	¥124,538

*1     Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the years ended March 31, 2014, 2015 and 2016.

*2     Others is mainly from the amortization of identifiable intangible assets related to business combinations for the years ended March 31, 2014, 2015 and 2016.

*3     Corporate includes basic research expenses and head office expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	Yen in millions
	For the year ended March 31
	2014	2015	2016
Depreciation:
Nidec Corporation	¥456	¥339	¥360
Nidec Electronics (Thailand)	5,502	6,043	6,081
Nidec Singapore	197	161	111
Nidec (H.K.)	6	11	7
Nidec Sankyo	4,131	4,717	5,205
Nidec Copal	4,444	3,922	4,652
Nidec Techno Motor	2,573	2,805	3,140
Nidec Motor	8,616	8,221	9,567
Nidec Motors & Actuators	6,516	9,480	9,484
All Others	11,528	12,335	17,252
Total	43,969	48,034	55,859
U.S. GAAP adjustments*1, Corporate, and Others*2	(4,472)	(2,947)	(561)
Consolidated total	¥39,497	¥45,087	¥55,298

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

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

	Yen in millions
	March 31
	2015	2016
Segment assets:
Nidec Corporation	¥95,092	¥98,653
Nidec Electronics (Thailand)	148,931	139,865
Nidec Singapore	31,977	25,399
Nidec (H.K.)	27,012	36,049
Nidec Sankyo	145,869	148,681
Nidec Copal	60,429	59,400
Nidec Techno Motor	61,677	62,665
Nidec Motor	162,083	178,465
Nidec Motors & Actuators	199,286	234,227
All Others	375,255	359,806
Total	1,307,611	1,343,210
Elimination of intersegment assets and corporate, net of taxes*1	(130,179)	(141,246)
Identifiable intangible assets and other fair value adjustments	24,906	26,903
Goodwill	162,959	162,963
U.S.GAAP adjustments and Others *2	(7,957)	(7,358)
Consolidated total	¥1,357,340	¥1,384,472

*1  Elimination of intersegment assets and corporate, net of taxes include corporate assets, which do not belong to any operating segment, of ¥171,462 million and ¥196,144 million as of March 31, 2015 and 2016, respectively. The depreciation related with the corporate assets is allocated to each operating segment in accordance with the rational allocation method.

*2  Others is mainly due to the reclassification of deferred tax assets and liabilities on consolidation.

	Yen in millions
	For the year ended March 31
	2015	2016
Capital expenditure for segment assets:
Nidec Corporation	¥140	¥735
Nidec Electronics (Thailand)	5,232	3,892
Nidec Singapore	12	36
Nidec (H.K.)	17	6
Nidec Sankyo	5,790	7,949
Nidec Copal	4,637	11,430
Nidec Techno Motor	3,864	4,614
Nidec Motor	4,475	9,321
Nidec Motors & Actuators	13,797	17,637
All Others	16,478	25,994
Total	54,442	81,614
Corporate	3,600	304
Consolidated total	¥58,042	¥81,918

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NIDEC did not have significant non-cash items other than depreciation in reported profit. Intersegment sales were made at prices that approximate current market value.

24. Subsequent events:

Dividends for the fiscal year ended March 31, 2016

Subsequent to March 31, 2016, the Company’s Board of Directors declared a cash dividend of ¥11,864 million payable on June 2, 2016 to stockholders as of March 31, 2016.

Completion of Acquisition of ANA IMEP S.A.

On May 31, 2016, Nidec Sole Motor Corporation S.R.L., NIDEC’s subsidiary, acquired approximately 94.8% of the shares of ANA IMEP S.A. (“IMEP”) in Romania from its major shareholder (the “Transaction”).

1) Purpose of the Transaction

IMEP develops, manufactures and sells products of washing machine and drying machine motors.

Through the Transaction, NIDEC expects to enhance the competitiveness of its appliance motor business in the European market, one of Appliance, Commercial and Industrial Motors business (“ACIM”) on which it particularly places emphasis. NIDEC also expects to obtain IMEP’s major customers. In addition, NIDEC intends to build up a major manufacturing base in an emerging EU market for its ACIM.

2) Funds	NIDEC utilizes its cash on hand for funding.